Form 20-F
period 2002-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2003-03-04
CIK 818686

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File number: 0-16174

Teva Pharmaceutical Industries Limited

(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one Ordinary Share
(Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

258,648,290 Ordinary Shares	186,884,975 American Depositary Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑          No ☐

      Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☑

FORWARD-LOOKING STATEMENTS
PART I
ITEM 3: KEY INFORMATION
SELECTED FINANCIAL DATA
RISK FACTORS
ITEM 4: INFORMATION ON THE COMPANY
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8: FINANCIAL INFORMATION
ITEM 9: THE OFFER AND LISTING
ITEM 10: ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
FOREIGN EXCHANGE REGULATIONS
U.S. FEDERAL INCOME TAX CONSIDERATIONS
ISRAELI TAXATION
DOCUMENTS ON DISPLAY
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
PART II
ITEM 15: CONTROLS AND PROCEDURES
PART III
ITEM 18: FINANCIAL STATEMENTS
ITEM 19: EXHIBITS
SIGNATURES
CERTIFICATIONS
REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE
TEVA PHARMACEUTICAL INDUSTRIES LIMITED SCHEDULEII — VALUATION AND QUALIFYING ACCOUNTS
SUBSIDIARIES
CONSENT OF KESSELMAN & KESSELMAN
CONSENT OF KPMG HUNGARIA KFT
CONSENT OF EHRENKRANTZ STERLING & CO. LLC
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
CERTIFICATION OF CHIEF FINANCIAL OFFICER

		Page

	Forward-Looking Statements	2
PART I
Item 1	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2	Offer Statistics and Expected Timetable	Not applicable
Item 3	Key Information	3
	Selected Financial Data	3
	Risk Factors	6
Item 4	Information on the Company	11
Item 5	Operating and Financial Review and Prospects	28
Item 6	Directors, Senior Management and Employees	41
Item 7	Major Shareholders and Related Party Transactions	49
Item 8	Financial Information	50
Item 9	The Offer and Listing	54
Item 10	Additional Information	56
	Memorandum and Articles of Association	56
	Foreign Exchange Regulations	58
	U.S. Federal Income Tax Considerations	58
	Israeli Taxation	60
	Documents on Display	62
Item 11	Quantitative and Qualitative Disclosures About Market Risk	63
Item 12	Description of Securities Other Than Equity Securities	Not applicable
PART II
Item 13	Defaults, Dividends Arrearages and Delinquencies	Not applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
Item 15	Controls and Procedures	66
Item 16	[Reserved]
PART III
Item 17	Financial Statements	Not applicable
Item 18	Financial Statements	67
Item 19	Exhibits	68

      Unless otherwise indicated, all references to the “Company”, “we”, “our” or “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries.

FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this report contain or incorporate by reference some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•	our business strategy;

•	the development of our products;

•	our projected capital expenditures; and

•	our liquidity.

      This report contains or incorporates by reference forward-looking statements which express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting U.S. Food and Drug Administration (“FDA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, reliance on a strategy of acquiring companies, exposure to product liability claims, dependence on patent and other protections for our innovative products, exposure to potential patent liability damages for products sold “at risk”, i.e., prior to the final adjudication of patent issues, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed herein and in our other filings made with the SEC.

      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our 6-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 6 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

ITEM 3:     KEY INFORMATION

SELECTED FINANCIAL DATA

      During 2000, the Israeli Securities Law was amended to allow Israeli companies, such as Teva, whose securities are listed both on the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including Nasdaq), to report exclusively under SEC rules and accounting principles generally accepted in the United States (“US GAAP”). Accordingly, on December 18, 2000, Teva’s shareholders approved a resolution under which Teva’s financial statements would be prepared under SEC rules and US GAAP, rather than under Israeli Securities Regulations and accounting principles generally accepted in Israel (“Israeli GAAP”). All financial statements included in this report and all financial information released in Israel are now presented solely under US GAAP.

      The following selected financial data for each of the years in the three-year period ended December 31, 2002 and at December 31, 2002 and 2001 are derived from Teva’s audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with US GAAP.

      The selected financial data for each of the years in the two-year period ended December 31, 1999 and at December 31, 2000 and 1999 are derived from other audited financial statements not appearing in this report, which have been prepared in accordance with US GAAP.

      The selected financial data at December 31, 1998 are derived from other audited financial statements not appearing in this report, which have been prepared in accordance with Israeli GAAP. Such selected financial data have been amended in accordance with US GAAP in connection with the change of Teva’s financial reporting from Israeli GAAP to US GAAP.

      The selected financial data should be read in conjunction with the other financial statements, related notes and other financial information included in this report.

      The currency of the primary economic environment in which the operations of Teva and its subsidiaries in Israel and in the United States are conducted is the U.S. dollar. The functional currency of Teva’s other subsidiaries (principally operating in Europe and Canada) is their respective local currency.

Operating Data

	For the Year Ended December 31

	2002	2001	2000	1999	1998

	U.S. dollars in millions (except per ADR amounts)
Sales	2,518.6	2,077.4	1,749.9	1,282.4	1,115.9
Cost of sales	1,423.2	1,230.1	1,058.0	767.6	694.8

Gross profit	1,095.4	847.3	691.9	514.8	421.1
Research and development expenses:
Total expenses	192.6	168.6	132.3	91.6	75.6
Less participations and grants	27.6	61.4	27.7	9.8	7.5

Research and development — net	165.0	107.2	104.6	81.8	68.1
Selling, general and administrative expenses	406.4	358.1	301.0	223.2	199.1
Acquisition of research and development in process			35.7	17.7	13.5
Restructuring expenses		15.7			15.0

Operating income	524.0	366.3	250.6	192.1	125.4
Financial expenses — net	24.6	26.0	42.2	30.1	23.3
Losses from realization of assets and discontinuation of activities					3.3

Income before income taxes	499.4	340.3	208.4	162.0	98.8
Income taxes	84.8	63.6	59.6	45.4	28.9

	414.6	276.7	148.8	116.6	69.9
Share in profits (losses) of associated companies	(2.7)	0.8	0.4	(0.6)	0.9
Minority interests in (profits) losses of subsidiaries	(1.6)	0.7	(0.8)	0.8

Net income	410.3	278.2	148.4	116.8	70.8

Earnings per ADR* — Basic ($)	1.55	1.05	0.58	0.48	0.29

Earnings per ADR* — Diluted ($)	1.52	1.02	0.57	0.48	0.29

Weighted average number of ADRs** (in millions):
Basic	264.5	264.5	257.9	245.2	245.2

Diluted	280.8	280.9	263.7	246.6	246.2

*	Historical figures have been adjusted to reflect the two for one stock splits effected in December 2002 and February 2000.

**	Each ADR represents one ordinary share.

Balance Sheet Data

	As at December 31

	2002	2001	2000	1999	1998

	U.S. dollars in millions
Working capital	1,377.2	1,439.8	825.1	373.5	241.0
Total assets	4,626.8	3,460.2	2,855.6	1,755.3	1,475.3
Short-term credit, including current maturities:
Convertible senior debentures (short-term)	562.4	—	—	—	—
Other	176.1	206.5	341.5	276.3	324.5
Total short-term debt	738.5	206.5	341.5	276.3	324.5
Long-term debt, net of current maturities:
Convertible senior debentures	810.0	912.0	550.0	—	—
Other	351.4	334.9	263.9	391.4	201.7
Total long-term debt	1,161.4	1,246.9	813.9	391.4	201.7
Minority interests	4.9	2.2	1.6	—	0.8
Shareholders’ equity	1,829.4	1,380.7	1,151.3	747.2	664.8

Dividends

      For over 30 years Teva has paid dividends, and since 1987 it has paid dividends on a regular quarterly basis. Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including Teva’s earnings, financial condition, capital requirements and other factors. Dividends are declared and paid in New Israeli Shekels. Dividends are converted into dollars and paid by the depositary of the ADRs for the benefit of owners of ADRs.

      Dividends paid by an Israeli company to shareholders residing outside Israel are currently subject to withholding of Israeli income tax at a rate of up to 25%. In Teva’s case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the dividend and, accordingly, the applicable rate will change from time to time. The rate of tax withheld on the dividend declared for the fourth quarter of 2002 was 19%.

      The following table sets forth the amounts of the dividends paid in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per ADR). All the figures have been adjusted to reflect the 2:1 stock split in December 2002.

	2002		2001	2000	1999	1998

1st interim	4.4		3.3	2.7	1.9	2.1
2nd interim	4.5		3.2	2.8	1.8	2.0
3rd interim	4.5		3.2	2.8	1.8	1.8
4th interim	6.7	*	4.7	3.3	2.8	1.9

*	Declared but not paid. Based on the rate of exchange on the announcement date.

RISK FACTORS

Risks Associated with Teva and the Pharmaceutical Industry

Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products.

      Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic and/or innovative branded pharmaceutical products. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet regulatory standards and receive regulatory approvals. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and such products may not be able to be successfully and profitably produced and marketed. Delays in any part of the process or our inability to obtain regulatory approval of our products (including the products filed by IMPAX Laboratories Inc. and Biovail Corporation for which we have exclusive marketing rights in the U.S.) could adversely affect our operating results by restricting our introduction of new products. The continuous introduction of new generic products is critical to our business.

Our revenues and profits from any particular generic pharmaceutical products decline as our competitors introduce their own generic equivalents.

      Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that we succeed in being the first to market a generic version of a significant product, our sales and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals. Our overall profitability depends on our ability to continuously and timely introduce new products.

Our generic pharmaceutical products face intense competition from brand-name companies that sell their own generic products or successfully extend their market exclusivity period.

      Competition in the U.S. generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name companies continue to sell their products into the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market. Brand-name manufacturers do not face any other significant barriers to entry into such market. In addition, such companies continually seek new ways to defeat generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling or developing and marketing as over-the-counter products those branded products which are about to face generic competition.

Recent changes in the regulatory environment may prevent us from exploiting the exclusivity periods that are critical to the success of our generic products.

      The FDA’s policy regarding the award of 180-days market exclusivity to generic manufacturers who challenge patents relating to specific products continues to be the subject of much litigation in the United States. The FDA’s current interpretation of the Waxman-Hatch Act is to award 180 days of exclusivity to the first generic manufacturer who files a Paragraph IV certification under the Act challenging the patent of the branded product, regardless of whether the manufacturer was sued for patent infringement. Although the FDA’s interpretation may benefit some of the products in our pipeline, it may adversely affect others.

      The Waxman-Hatch Act provides that the period of 180-day exclusivity is triggered by the earlier of a court decision finding the patent at issue invalid or not infringed or the commercial marketing of the product. Under certain circumstances, we may not be able to exploit our 180-day exclusivity period completely since it may be triggered prior to our being able to market the product.

      For example, recent court decisions have interpreted the 180-day exclusivity period as starting from an initial ruling by a federal district court (instead of a final, unappealable ruling) regarding the validity or infringement of a patent. If we choose to bring a product to market prior to receiving a final ruling and an appellate court overturns the initial ruling, we could face significant infringement damages. These recent court decisions may cause us to take on patent risks that we were not exposed to prior to those decisions in order to benefit from the 180-day exclusivity period, or, conversely, we may choose not to take advantage of the 180-day exclusivity period rather than risk an adverse ruling in an appellate court. In addition to these issues, our patent challenges may be unsuccessful, which may result in a bar to the FDA granting market approval until the relevant patent expires. Another recent FDA ruling allows for joint 180-day exclusivity under certain circumstances. As a result, there may be certain circumstances in which we may share our exclusivity with one or more companies.

If we elect to sell a generic product prior to the completion of all appellate level patent litigation, we could be subject to liabilities for damages if a lower court judgment upon which we are relying is reversed.

      At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by Teva’s products. As a result, we often face significant patent litigation. Depending upon a complex analysis of a variety of legal and commercial factors, if we win a lower court decision in such patent litigation, we may, in certain circumstances, elect to market a generic product even though an appeal of the lower court decision is pending. Should we elect to proceed in this manner, we could face substantial patent liability damages were a higher court to overturn the trial court’s decision.

Our sales of Copaxone® could be adversely affected by competition.

      Copaxone®, is our leading innovative product, from which we derive substantial revenues and profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as a leading therapy for multiple sclerosis and have increased our global market share among the four currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition, including as a result of the recent entry of Serono SA’s beta-interferon product, Rebif®, into the U.S. market and the role that Pfizer Inc. has recently assumed as a co-marketer with Serono of this product in the United States.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

      We are subject to extensive pharmaceutical industry regulations in Israel, the United States, England, Hungary, the Netherlands, Canada, France, Italy and other jurisdictions. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products.

      We are dependent on obtaining timely approvals before marketing most of our products. In the United States, any manufacturer failing to comply with FDA or other applicable regulatory agency requirements may be unable to obtain approvals for the introduction of new products and, even after approval, initial product shipments may be delayed. The FDA also has the authority to revoke drug approvals previously granted and remove from the market previously approved drug products containing ingredients no longer approved by the FDA. Our major facilities, both in the United States and outside the United States, and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force to recall and prohibit the sale or import of non-complying products, and halt operations of and criminally prosecute non-complying manufacturers.

      In Europe and Israel, the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions.

We may not be able to successfully identify, consummate and integrate recent and future acquisitions.

      In the past, we have grown, in part, through a number of significant acquisitions. We plan to remain frequently engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical and active pharmaceutical ingredients businesses and seek to integrate them into our own operations. The recent and future acquisitions of additional companies involve risks that could adversely affect our future revenues and operating results. For example:

•	We may not be able to identify suitable acquisition candidates or to acquire companies on favorable terms.

•	We compete with others to acquire companies. We believe that this competition will increase and may result in decreased availability or increased prices for suitable acquisition candidates.

•	We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions.

•	We may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in any countries in which we may seek to consummate potential acquisitions.

•	We may ultimately fail to close an acquisition even if we announce that we plan to acquire a company.

•	We may fail to integrate successfully our acquisitions in accordance with our business strategy.

•	We may choose to acquire a company that is not profitable.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

•	We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we may acquire and, if we cannot retain such personnel, we may not be able to locate or hire new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

As a pharmaceutical company, we are susceptible to product liability claims that may not be covered by insurance.

      Our business inherently exposes us to potential product liability claims. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. As a result, we sell, and may continue to sell, generic products that are not covered by insurance and may also be subject to product liability claims that are not covered by insurance or that exceed our policy limits.

      Additionally, changes in the insurance markets subsequent to the September 11, 2001 terrorist attacks have made it more difficult for us to obtain certain types of coverage. We cannot assure you that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain liabilities or that it will otherwise cover all potential losses.

Reforms in the health care industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

      Increasing expenditures for health care have been the subject of considerable public attention in Israel, North America and many European countries. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which we currently operate, including Israel, pharmaceutical prices are subject to regulation. In the United States, numerous proposals that would effect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures. Similar activities are taking place throughout Europe. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.

      As a result of governmental budgetary constraints, the Israel Ministry of Health and the major Israeli health funds have sought to further reduce health care costs by, among other things, applying continuous pressure to reduce pharmaceutical prices and reducing inventory levels. The Israeli government has adopted regulations that permit the parallel importation of pharmaceutical products and set a maximum price on certain pharmaceutical products. Although such legislation is predominantly aimed at reducing prices of imported products, as opposed to locally manufactured products such as ours, it could have a secondary effect on us by increasing price competition within the Israeli pharmaceutical market.

The success of our innovative products depends on the effectiveness of our patents and confidentiality agreements to defend our intellectual property rights.

      Our success with our innovative products depends, in part, on our ability to protect our current and future innovative products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

      We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part, by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements will be breached and we will not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to such products.

We have significant operations outside of the United States, including in Israel, that may be adversely affected by acts of terrorism or major hostilities.

      Significant portions of our operations are conducted outside of the United States. We may, therefore, be directly affected by economic, political and military conditions in the countries in which our businesses are located, as well as by currency exchange rate fluctuations and the exchange control regulations of such countries. Our executive offices and a substantial number of our manufacturing facilities are located in the State of Israel. Teva’s Israeli operations are dependent upon materials imported from outside of Israel. We also export significant amounts of products from Israel. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States. Any such effects may not be covered by insurance.

ITEM 4:	INFORMATION ON THE COMPANY

      Teva Pharmaceutical Industries Limited is a global pharmaceutical company producing drugs in all major treatment categories. Teva is one of the world’s largest generic drug companies and has a leading position in the U.S. generic market. Teva has successfully utilized its production and research capabilities to establish a global pharmaceutical business focused on the growing demand for generic drugs and on the opportunities for proprietary branded products for specific niche categories. Teva’s active pharmaceutical ingredients business provides both significant revenues and profits from sales to third party generic manufacturers and strategic benefits to Teva’s own pharmaceutical production through its cost-effective and timely delivery of significant raw materials.

      Teva’s operations are conducted directly and through subsidiaries in Israel, Europe, North America and several other countries. During 2002, Teva generated approximately 64% of its revenue in North America, 24% in Europe and 12% in the rest of the world, predominantly in Israel. For a breakdown of Teva’s sales by business segment and by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects — Results of Operations — Sales — General.”

      Teva was incorporated in Israel on February 13, 1944 and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Its executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267.

Pharmaceutical Products

Generic Products

      Teva is one of the largest generic drug companies in the world. Generic drugs are the chemical and therapeutic equivalents of brand-name drugs, typically sold under their generic chemical names at prices below those of their brand-name equivalents. These drugs are required to meet similar governmental standards as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country. Generic drugs may be manufactured and marketed only if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired, been challenged and invalidated, or otherwise validly circumvented.

      Generic pharmaceutical sales have increased significantly in recent years, due in part to an increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalents of brand-name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. Teva believes that these factors, together with the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market.

      Through the coordinated efforts of research and development staff in Israel, Europe and North America, Teva seeks to constantly expand its range of generic products. Teva’s product development strategy emphasizes not only introducing its generic products upon the patent expiration date of the equivalent brand-name pharmaceutical but also the goal of market introduction at the earliest possible date, which may involve attempting to invalidate or otherwise validly circumvent such patents.

      Teva is able to differentiate itself from its competitors in its major markets by offering a range of capabilities that it believes ultimately adds value for its customers and enhances Teva’s business:

•	global research and development facilities that have provided Teva with both the largest product line and one of the deepest generic pipelines in the industry;

•	FDA-inspected manufacturing facilities in a variety of countries around the world, which provide Teva with a broad array of production technologies and with the ability to concentrate production to achieve economies of scale; and

•	its own active pharmaceutical ingredient business that offers stability of supply as well as vertical integration efficiencies.

     North America

      Teva Pharmaceuticals USA, Inc., Teva’s principal subsidiary, is one of the leading generic drug companies in the United States. Teva USA markets approximately 140 generic products representing more than 400 dosage strengths and packaging sizes, which are distributed and sold in the United States. Teva believes that a broad line of products has been and will continue to be of strategic significance as the generics industry continues to grow and as it experiences the effects of consolidation among buying groups, including managed care providers, large pharmacy chains and wholesaling organizations.

      Products. Teva USA manufactures generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams and liquids. During 2002, Teva sold a significant number of generic products in the United States that were not sold during 2001, including sales of the generic equivalents of the following products (listed in the order of their launch during the year): Glucophage®, Prozac® tablets and capsules, Buspar®, Demadex®, Ultram®, Zestril/ Prinvil®, Zestoretic/ Prinzide®, Zanaflex®, Adalat®CC, Ceclor®CD, Axid®, Augmentin® and Permax®.

      During 2002, in the United States Teva received 18 final generic drug approvals, six tentative approvals and two approvables, including one of Biovail’s and two of Impax’s. Both “tentative approval” and “approvable” letters indicate that the FDA has completed its review of an application. A tentative approval is issued in cases where the file is acceptable but there is a patent or exclusivity prohibiting the FDA from granting final approval. An approvable letter is issued by the FDA in cases where the application substantially meets the requirements and it is believed that the application may be approved provided certain product labeling or other technical issues are resolved. The 18 final approvals include the products launched during the year as described above, together with generic forms of Tricor®, Daypro®, Luvox® and Amoxil®.

      The potential for revenue growth of generic products in the United States is closely related to a company’s pipeline of pending abbreviated new drug applications (“ANDAs”) with the FDA, as well as tentative approvals already granted. As of February 21, 2003, Teva had 61 product registrations awaiting FDA approval (one from Biovail and five from Impax), including ten tentative approvals and two approvables. Collectively, the brand-name versions of these products had corresponding U.S. annual sales, as of December 31, 2002, exceeding $42 billion. Several of these pending products may enjoy a 180-day marketing exclusivity period, as Teva was the first to file a patent challenge as part of the ANDA for such products. Teva does not include in these product registrations its four registrations relating to the generic version of Claritin®, which became available as an over-the-counter product in 2002. Teva presently has no direct distribution to the over-the-counter market.

      Branded product market size is a commonly used measurement of the relative significance of a potential generic product. Generic equivalents of any given product are typically sold at prices substantially below the branded price, and in those instances where there are multiple generic producers of the same product, dramatically below the branded price. In most instances, FDA approval is granted on the expiration of the underlying patents; however, companies are rewarded by marketing exclusivities, as provided by law, by challenging or circumventing these patents. Aside from the financial benefits of marketing exclusivities, Teva believes that these activities improve healthcare by allowing consumers faster access to more affordable medications.

      Teva actively reviews pharmaceutical patents and seeks opportunities to challenge those patents where Teva believes that such patents are either invalid or not infringed. As of February 21, 2003, Teva’s product registrations included 41 applications filed with the FDA which were “Paragraph IV” applications — i.e., applications which challenge patents of branded products. Of these applications, 32 applications are pending FDA approval and nine have been tentatively approved.

      Acquisitions. In September 1999, Teva completed its acquisition of Copley Pharmaceutical, Inc. a Massachusetts-based generic pharmaceutical company. The transaction was accounted for as a purchase. This acquisition significantly broadened the product offerings of Teva USA, as only a few of Copley’s products overlapped with the existing product line of Teva USA. In addition, this acquisition considerably fortified Teva’s pipeline of ANDAs pending before the FDA. After the acquisition, Copley was merged into Teva USA.

      In April 2000, Teva completed the acquisition of Novopharm Limited. The Novopharm acquisition was also accounted for as a purchase. Novopharm is Canada’s second largest generic drug company, with significant operations in the United States and Hungary as well. Novopharm, a privately owned Canadian corporation, commenced producing generic pharmaceuticals in 1965. The core operations of Novopharm include the manufacture and marketing of generic prescription drugs.

      Strategic Alliances. In December 1997, Teva and Biovail Corporation International entered, through subsidiaries, into a marketing and product development agreement which provided Teva with exclusive U.S. marketing rights for Biovail’s pipeline of eight controlled-release generic versions of successful brands. These products included generic versions of Cardizem®SR, Cardizem®CD, Trental®, Verelan®, Adalat®CC, Procardia XL®, Dilacor®XR and Voltaren®XR. Biovail was responsible for the regulatory filing and approval process and the manufacturing of the products. In addition to amounts paid to Biovail for products purchased by Teva under this agreement, Teva paid Biovail $34.5 million pursuant to the agreement.

      In September 1999, Teva entered into a strategic alliance with Bio-Technology General Corp. for the development and worldwide commercialization of generic equivalents of biotechnology products. In addition to granting Teva U.S. exclusive marketing rights for Bio-Technology General’s human growth hormone, Bio-Technology General will develop and produce bio-generics which will be sold by Teva. The agreement provides for each of the two companies to capitalize on its particular strengths — Bio-Technology General’s primary role will be to develop and manufacture the products, and Teva will have exclusive marketing rights. Teva had intended to launch Bio-Technology General’s human growth hormone product in 2002. However, just prior to launch, Novo Nordisk Pharmaceuticals, Inc. and Novo Nordisk A/ S sued Teva USA and Bio-Technology General for patent infringement and obtained a preliminary injunction, which prevented the launch of the product. Ultimately, the Court of Appeals for the Federal Circuit reversed the preliminary injunction. The patent infringement case is expected to go to trial in the summer of 2003.

      In June 2001, Teva entered into a strategic alliance agreement for twelve controlled release generic pharmaceutical products with Impax. The agreement grants Teva exclusive U.S. marketing rights and an option to acquire exclusive marketing rights in the rest of North America, South America, the European Union and Israel. Prior to its expiration, Teva exercised its option with respect to the marketing rights of certain products in Canada. Two products have received tentative approval and three are pending ANDAs, not including the three products related to the generic version of Claritin®. An additional four products have been identified for development by Impax. As part of the transaction, Impax received a loan of $22 million, portions of which may be forgiven upon the attainment of certain milestones. Of this loan, $2.4 million was forgiven in 2002 upon achievement of a certain milestone. In addition, Teva has invested $15 million in exchange for Impax shares according to a fixed schedule through June 2002.

      Marketing and Sales. The marketing of generic pharmaceutical products in the United States is conducted through Teva USA. Teva USA’s sales were made to the following types of customers:

	2002	2001	2000	1999

Drug store chains	54%	53%	45%	48%
Drug wholesalers	21%	21%	28%	21%
Generic distributors	9%	8%	8%	11%
Hospitals, government and managed care institutions	16%	18%	19%	20%

      Teva USA has a sales force that actively markets Teva USA’s products. Key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations, pharmacy buying groups and nursing homes. Teva USA also contacts its retail customers and supports its wholesale selling effort with telemarketing as well as professional journal advertising and exhibitions at key medical and pharmaceutical conventions. From time to time, Teva USA bids for government tendered contracts.

      Through its acquisition of Novopharm, Teva acquired a sales force in Canada, which markets Novopharm’s products to over 6,300 pharmacies. Novopharm also uses a hospital sales division, which covers approximately 900 hospitals throughout Canada.

     Europe

      Teva believes that the evolving European generics market has the potential to provide it with opportunities for substantial growth in its sales. The European generics market varies considerably from country to country. The Netherlands and the United Kingdom have well-established markets for generic drugs sold under their chemical name. In other European countries, there is a market for branded generics, but not for products sold under this chemical name. In France, generics have begun to take a firmer hold on the pharmaceutical market, while in Italy legislation that permits generic substitution has only recently come into effect. Similarly, in July 2002, a law became effective in Germany which for the first time allows generic substitution by pharmacists under certain prescribed circumstances.

      Teva currently produces for sale in Europe approximately 300 generic products representing over 1,700 dosage strengths and packaging sizes. Among the products launched by Teva in Europe during 2002 were the generic versions of Zirtek®, Carace/ Zestril® and Claritin®. In the past four years, Teva received over 310 generic approvals, corresponding to 101 compounds of 187 formulations. In addition, as of December 31, 2002, 98 compounds representing 199 formulations of over 320 marketing authorization applications are pending approval, with over 140 additional compounds under development. Teva believes that this pipeline of approvals and applications will generate significant internal growth in the next several years. For example, in 2003, Teva expects to launch a number of significant products in the U.K. and Holland upon anticipated patent expirations.

      Teva’s rapid growth in Europe over the last few years was generated by a combination of acquisitions in the United Kingdom, Holland, Hungary and most recently in France, and the parallel development of existing businesses. Teva will seek to establish itself as a leader in the European market for generic products by leveraging a number of Teva’s strengths including its leadership in the more mature generic markets, its ownership of an active pharmaceutical ingredients business, which facilitates both vertical integration and the possibility of achieving economies of scale, and its ability to utilize the broad range of products already existing in its generic product portfolio. Furthermore, Teva not only operates in the mature generic markets of Europe, such as the United Kingdom and The Netherlands, where the pharmacist can decide whether to replace a branded product with a generic equivalent, but Teva has also been able to make selective inroads in other emerging markets in which the doctor may control not only the decision of whether or not a generic is dispensed, but even which generic product is chosen. To date, however, because of the fragmented nature of the European generic markets, Teva’s European cost structure is higher than that which it experiences in the United States.

      Acquisitions. Biogal, acquired by Teva in 1995, is one of the largest pharmaceutical companies in Hungary. Biogal develops and produces both finished dosage pharmaceutical products and active pharmaceutical ingredients for use in making pharmaceutical products. Biogal produces both for its own local market needs and for other Teva units in Europe and in Israel, as well as third party producers of pharmaceutical products. Biogal’s products include pharmaceuticals in all major treatment categories, and its production capabilities include solid forms, tablets, coated pellets, soft and hard gelatin capsules, liquid and other semi-solid forms, as well as sterile products. The sale of finished dosage pharmaceutical products represents approximately 48% of Biogal’s sales, with the balance coming from sales of active pharmaceutical ingredients.

      Teva also operates in Hungary through Biogal Teva Pharma (“BTP”), Human Trade, Humanpharma Kft. and Human Pharmaceutical Manufacturing Co. Ltd. Human Pharmaceutical is a Hungarian company that produces blood and sterile products for both the Hungarian market and for export markets.

      Approved Prescription Services Limited (“APS/ Berk”), acquired in July 1996, is one of the largest generic drug companies in the United Kingdom. APS/ Berk’s products include pharmaceuticals in all major treatment categories. As part of Teva’s global rationalization program, APS/ Berk’s production activities were transferred during 1999 to Biogal in Hungary. APS/ Berk continues to operate as a packaging and quality control center.

      Pharmachemie B.V., acquired in July 1998, is the leading company in the generic market in The Netherlands. Following the acquisition, Teva implemented a rationalization program that generated savings and synergies, most notably in its generic oncology products. During 2002, the tableting production of Pharmachemie’s products was moved from facilities in The Netherlands to Biogal in Hungary.

      In July 2002, Teva acquired Bayer Classics, the third largest generic pharmaceutical company in France, from Bayer Pharma S.A. Bayer Classics included both marketing and manufacturing activities. Following the acquisition, Bayer Classics was renamed Teva Classics.

      Teva has several small operations in other European markets and is constantly looking for ways to expand them and to enter other markets. In Italy, Teva started its own generic operations and acquired a portfolio of products from Bayer. Other small operations are located in Germany, Belgium and the Czech Republic. Sales from these various smaller operations totaled approximately $48 million in 2002 and constituted almost 10% of total European pharmaceutical sales.

     Rest of the World

      Teva’s pharmaceutical sales outside of North America and Europe reached $275 million in 2002. The Israeli market represented approximately 80% of these sales.

      Israel: Teva is the largest supplier of pharmaceutical products in Israel. In the domestic market, Teva is involved in the marketing, promotion, selling and distribution of a wide range of health care specialty products. These include marketing and promotion of innovative pharmaceutical products, generics, over-the-counter and consumer products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services.

      In Israel, Teva has aligned all of its products and services with the needs of its main customers, namely health funds, hospitals, private pharmacies and pharmacy chains. It has built its Israeli product portfolio through licensing arrangements, as well as its own product development. Teva intends to introduce new products into the Israeli market and maintains ongoing close contact with other pharmaceutical, biotechnology and health care companies around the world.

      Marketing and Sales. Teva estimates that in 2002 the Israeli market for pharmaceuticals was approximately $700 million based on manufacturers’ selling prices, comprised of three market categories: health care plans, private pharmacies and chains and governmental hospitals. Teva is a significant medical supplier to each of these market categories. Substantially all of Teva’s pharmaceutical and hospital supplies sales in Israel are made through its own distribution company, Salomon, Levin and Elstein Ltd., Israel’s largest drug wholesaler, which sells directly to institutional customers, as well as to all of the pharmacies and chains.

      Pricing. Several issues affected Teva’s pricing policy in Israel in 2002. The national health budget was only marginally increased during 2002, which caused government-sponsored health funds to institute cost saving measures restricting expenditures for pharmaceutical products. Furthermore, Teva’s prices were affected by pricing regulations that mandate that the retail prices of pharmaceuticals in Israel may not exceed the average of prices in four European markets (the U.K., Germany, France and Belgium) (the so-called “Dutch Model”). Lastly, and to a lesser degree, the Israeli health care funds utilized parallel importing to a limited extent, primarily to pressure Teva and other Israeli producers into granting price reductions.

      Other countries: Teva’s International Pharmaceutical Division oversees Teva’s various activities in the rest of the world. Its focus is on pharmaceuticals, mainly Copaxone®, Alpha D3 (Teva’s bone metabolism product) and a line of oncology products. Sales include direct exports from Israel and sales from Teva’s other manufacturing sites. Sales are made through affiliated companies, local representatives and distributors in the different markets.

      Due to the volatile financial conditions in a variety of countries in which the division operates, Teva actively sought to limit its financial risk, which resulted in a corresponding reduction of sales in these countries.

     Proprietary Products

      Teva’s strategy with regard to its proprietary products is to leverage its access to Israeli-based research in order to develop innovative compounds for use in selected therapeutic markets. Teva’s proprietary research and development pipeline is currently focused on two specialty areas: neurological disorders and autoimmune diseases.

      In conducting its research and development, Teva seeks to manage its resources conservatively and to limit its risk exposure. At the drug discovery phase, Teva leverages its relationship with the Israeli academic community to gain early access to potential projects. Once these projects progress into the more costly clinical study phase, Teva’s strategy is to explore corporate partnering options through which it can share the risks associated with each project.

     Copaxone®

      Copaxone®, Teva’s leading product and its first innovative drug, is used for the reduction in frequency of relapses in patients with relapsing-remitting multiple sclerosis (“MS”). To date, Copaxone®has been approved for marketing in 42 countries worldwide, including the United States, Israel, Canada, 15 European Union countries, Switzerland, Australia, Russia, Brazil and Argentina. Copaxone® was first launched in Israel in December 1996, and the United States launch followed in March 1997. In 2002, in-market global sales of Copaxone® amounted to $539 million, of which $411 million was in the United States. Global sales of Copaxone® in 2002 grew by 48% over those of 2001, a rate of growth that was more than double the growth of the global market of MS products and making Copaxone® the fastest growing MS therapy worldwide.

      In April 2002, Teva launched the sale in the United States of Copaxone® in ready-to-use pre-filled syringes, which significantly improve patients’ ease of use of the product. The previous injectable MS therapies required mixing and preparation time. During 2002, the Copaxone® pre-filled syringe was also approved and launched in Canada. By the end of 2002, the pre-filled syringe accounted for approximately 95% of U.S. prescriptions of Copaxone®. In response to user input, and as part of Teva’s continuing efforts to improve patient ease of use, Teva recently introduced a more sophisticated needle to the pre-filled syringe. Teva is continuing to work on a second generation auto-inject device.

      Following the successful completion of the European Mutual Recognition Procedure (“MRP”) in 2001, Teva, together with Aventis, began its launch of Copaxone® in various European countries. One of the first launches, during the last quarter of 2001, was in Germany, the country with the largest population of MS patients in Europe. By the end of 2002, Copaxone® had an estimated 20% market share in Germany. In addition, Copaxone® was launched at the end of 2001 in Austria and the Nordic countries and in 2002, in Italy, Spain, The Netherlands, Greece, Ireland and Belgium.

      As a first-line therapy, Copaxone® offers patients with MS a new treatment option. Copaxone® is a new class of modifying therapy that has been shown in controlled clinical trials to be effective and generally well-tolerated. Copaxone® has also clearly shown important reductions in relapse rates and significant effects on magnetic resonance imaging (“MRI”) monitored activity and burden of disease.

Copaxone® has demonstrated continued efficacy over eight years. In clinical trials, as well as post-marketing experience, treatment with Copaxone® is well-tolerated and in addition is not associated with the development of neutralizing antibodies. Furthermore, Copaxone® is the only drug available for patients who do not benefit from or cannot tolerate beta-interferon.

      A study published in the August 2001 issue of Neurology showed that Copaxone® reduced by 50% the number of permanent “black holes” that developed in patients with relapsing-remitting multiple sclerosis. Black holes are permanent MS lesions in the brain, and represent areas where the most severe and irreversible brain tissue damage has occurred. More recently, an article in the November issue of Brain showed that Copaxone® may have neuroprotective properties by encouraging the release of a factor that helps protect the brain from axonal loss.

      In the last three years, Teva conducted two large trials: CORAL, to determine the safety and efficacy of an oral formulation of Copaxone® in relapsing-remitting MS, and PROMISE, to determine Copaxone®’s efficacy in primary progressive MS. Although the CORAL trial provided important information on MS, the analyses of the trial in late 2001 showed a trend in favor of treatment which did not reach statistical significance. Teva and H. Lundbeck A/ S, a Denmark-based, publicly traded pharmaceutical company and Teva’s strategic partner in the development of oral Copaxone®, are continuing their collaboration on this project and conducting experiments to determine how and whether to proceed with the development of an oral formulation. In November 2002, Teva announced that an interim analysis of its clinical trial on primary progressive multiple sclerosis (PROMISE) showed that it was improbable that the results of the study, in its current protocol, would reach statistical significance, and accordingly the trial was terminated. The scheduled interim analysis by the study’s data safety monitoring committee came two years into the three-year study. There were no safety concerns about treatment with Copaxone®. Primary progressive multiple sclerosis is different from relapsing-remitting multiple sclerosis, affecting less than 10% of multiple sclerosis patients worldwide.

      In North America, Copaxone® is distributed by Aventis. Teva manufactures the product and supplies it to Aventis through Teva USA. Teva Neuroscience Inc., a wholly owned subsidiary of Teva, succeeded to the business of Teva Marion Partners, which had been formed in 1995 as an equally owned marketing partnership between Teva and Aventis. Teva Neuroscience actively markets and promotes the product in the United States and Canada through doctor detailing, educational seminars, websites and patient support programs, such as Shared Solutions™ and MS Watch™.

      Teva and the German parent company of Aventis also have a collaborative arrangement for the marketing of Copaxone® in Europe and other markets. Under the terms of this arrangement, following approval in these markets, Copaxone® is co-promoted in certain European countries, and in other countries Aventis is the sole marketer. The product is manufactured by Teva, and Aventis purchases it from Teva and sells and distributes it in Europe and in other markets.

     Other Projects

      Following Copaxone®, Teva’s most advanced proprietary drug research projects are treatments for Parkinson’s disease.

      In November 1999, Teva entered into a strategic alliance with Lundbeck for the co-development and marketing in Europe of rasagiline and etilevodopa, two Teva products for the treatment of Parkinson’s disease. Lundbeck has been providing a substantial financial contribution to these projects, which has enabled Teva to pursue development efforts, while maintaining the resources allocated to Teva’s generic drug development and the expansion of its proprietary pipeline. Under the terms of the agreement, Teva and Lundbeck will share the marketing of these products in Europe, and Teva will retain exclusive marketing rights in the rest of the world, including North America.

      Rasagiline has demonstrated efficacy in a Phase III trial (TEMPO), when used as monotherapy in early-stage patients. This study was completed in early 2000, showing a highly statistically significant effect on the primary endpoint-progression of Parkinsonian symptoms. Furthermore, rasagiline was well-tolerated in this patient population.

      During 2000, two Phase III studies with rasagiline as adjunctive therapy to levodopa in more advanced patients were initiated in Europe and North America with results expected by the second quarter of 2003. If these results prove successful, a subsequent new drug application for the treatment of Parkinson’s disease is expected to be filed during 2003.

      The second product, etilevodopa, underwent two Phase III clinical studies in Europe and North America, which were completed by the end of 2002. In these studies, etilevodopa was found to be well-tolerated and as effective as levodopa. However, on the primary endpoint, shortening the time to onset of clinical effect, etilevodopa did not demonstrate statistically significant superiority over standard levodopa.

      In addition, Teva has innovative research projects in the earlier clinical stages, in the areas of Alzheimer’s disease, epilepsy, strokes and SLE (Systemic Lupus Erythematosus), as well as several projects in the pre-clinical stage.

     Intellectual Property and Other Protections

      Teva relies on a combination of intellectual property protections and regulatory exclusivities to protect its innovative products. Teva seeks to obtain, where possible, product, process and use patents on its innovative products. Teva also relies on trade secrets, unpatented proprietary know-how and confidentiality agreements, as well as trademark and copyright protection, for its innovative products. In the United States, law and FDA regulations provide five years of marketing exclusivity for new chemical entities and seven years of marketing exclusivity for orphan drugs, such as Copaxone®. Similar governmental grants of marketing exclusivity exist in Europe as well.

Active Pharmaceutical Ingredients

      In addition to its production and sale of pharmaceutical products, Teva manufactures and sells active pharmaceutical ingredients. With a leading global market share in the production of many major chemicals for generic pharmaceuticals, Teva’s active pharmaceutical ingredients business facilitates Teva’s entry into new drug markets and offers a high quality and cost-effective source of raw materials. The active pharmaceutical ingredients business is run independently from Teva’s finished pharmaceutical product businesses and sells products to third parties in a competitive market for generic products, as well as to other Teva units on an arm’s-length basis, for their generic and proprietary manufacturing needs. This strategy has resulted in Teva becoming a low-cost producer of active pharmaceutical ingredients.

      Teva produces more than 80 different active pharmaceutical ingredients, using synthetic, semi-synthetic and fermentation technologies, for use in pharmaceuticals. These products are sold, subject to the patent position, to formulators of pharmaceutical products in the United States, Europe, the Far East and Latin America. These products include Allopurinol, Amoxicillin, Atenolol, Carbidopa, Cephalexin, Diltiazem, Doxepin, Etoposide, Furosemide, Gemfibrozil, Gabapentin Mirtazapine, Metoprolol, Trimethoprim and fermentation products such as Lovastatine, Simvastatin, Pravastatin and Tobromycin. Teva believes it is among the world’s principal suppliers of many of these chemicals. Through the establishment of joint ventures, Teva has taken initial steps towards supplying various peptides such as Calcitonin, Octreotide and others to its customers.

      In order for chemicals to be approved for use as active pharmaceutical ingredients sold in the United States, the facilities and production procedures utilized at such facilities must meet FDA standards. Teva’s chemical plants meet such standards and are regularly inspected by the FDA. Teva’s chemical plants located in Israel, Hungary, Italy and the U.S. operate on a continuous multiple shift basis. Most of the products are produced in dedicated computer-controlled automated facilities.

      The research and development group within the active pharmaceutical ingredient division contributes to Teva by creating intellectual property, providing research to continuously reduce the cost of production of Teva’s chemical products, and developing over ten new chemical products per year. In addition to contributing to profitability, these efforts enable Teva to remain a supplier of key products long after other competitors cease to be able to produce these products, which is one of the strategies promoted by Teva’s active pharmaceutical ingredient division.

      Teva’s active pharmaceutical ingredient division supplies Teva’s various pharmaceutical units on arm’s-length terms, competing with other vendors in price, quality and reliability. During 2002, these sales were approximately 44% of the division’s total sales. During 2002, Teva’s pharmaceutical units purchased 31% of their total requirements for active pharmaceutical ingredients from Teva’s active pharmaceutical ingredient division. Teva believes that its ability to produce these chemicals is a strategic advantage for its production of finished pharmaceuticals.

      Marketing and Sales. Teva has been actively involved in the marketing of active pharmaceutical ingredients in the United States for over 20 years. Sales consist principally of the chemically active ingredients used in specific generic pharmaceuticals. Most of Teva’s active pharmaceutical ingredient sales are conducted through a U.S. marketing subsidiary.

      Active pharmaceutical ingredients are sold in Europe through Teva’s European subsidiaries, which are in direct contact with Teva’s major customers throughout Europe. In Latin America, Africa and the Far East, chemical products are sold through Teva’s local subsidiaries as well as through local distributors.

      Production. Teva produces active pharmaceutical ingredients worldwide through ten plants located in the United States, Israel, Hungary and Italy. The plants manufacture active pharmaceutical ingredients through synthetic and fermentation technology.

      Acquisitions. During 2002, Teva acquired Honeywell PFC (subsequently renamed Teva PFC), an active pharmaceutical ingredients manufacturer, with two facilities in Italy. These facilities, which are in close proximity to Teva’s existing two chemical plants in the area of Milan, Italy, have strengthened Teva’s competitive position, primarily in the U.S. generic pharmaceutical market.

Research and Development

      Teva’s research and development activities can be categorized into several categories which roughly parallel the activities of its major business units. A significant portion of Teva’s R&D activities is directed at the development of product formulations, process validation, bioequivalency testing and other data needed to prepare a growing list of generic drug registration files in the U.S., Europe and elsewhere in the world. Researchers in Teva’s active pharmaceutical ingredients division concentrate on the development of chemical processes for improving chemical syntheses of active ingredients of interest to the generic drug industry. Teva’s innovative R&D researchers conduct product development and clinical testing for Teva’s pipeline of proprietary products, as well as collaborate with Israel’s major universities, medical institutions and research institutes in order to derive the benefits of extensive research activities conducted in Israel. This access to ongoing research in Israeli institutions is an important part of Teva’s innovative research and development strategy.

      Teva’s research and development expenses were as follows:

	2002	2001	2000

	U.S. dollars in millions
Gross R&D expenses	193	169	132
Participations and grants	28	61	28

Net R&D expenses	165	108	104

The participations and grants during the three years shown above represented principally the participation of Lundbeck and Aventis in the innovative R&D costs of Teva, and, to a lesser extent, grants from Israel’s Office of the Chief Scientist.

      In addition to the substantial support that innovative research and development projects receive from third parties such as Lundbeck and Aventis, Teva avails itself of government funding for research conducted in Israel. The Israeli government offers grants, which are repayable as royalties from the sale of products resulting from funded research, with the aggregate amount of such royalties limited to the amount of the original grant (and, in respect of grants since 1999, with the addition of LIBOR interest). The royalties are at rates between 2% and 3.5% (depending on the number of years elapsed since the commencement of the royalty payments) of sales relating to a product or a development resulting from the funded research. The maximum amount of the contingent liability in respect of royalties to the Israeli government at December 31, 2002 amounts to $34.4 million.

Competition

      In the United States, Teva is subject to intense competition in the generic drug market from other generic drug product manufacturers, brand-name pharmaceutical companies that manufacture generic drug products, manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. Teva believes that the primary competitive factors affecting it in the United States are the ability to continually introduce the generic equivalents for brand-name drug products in sufficient volume soon after their relevant patents expire, as well as price, product quality, prompt delivery, breadth of product line, customer service and reputation.

      Although significant profits can be realized from a product that is the first generic version to be marketed, price competition from additional generic versions of the same product as well as potential price competition from the original branded product could result over time in significant reductions in sales and profit margins. Teva’s competitors may develop their products more rapidly or complete the regulatory approval process sooner, and therefore market their products earlier. New drugs and future developments in alternative drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products. Some brand-name competitors try to prevent, discourage or delay the use of generic equivalents through regulatory processes, patent extension, litigation and negative public relations campaigns.

      Teva is witnessing a consolidation of its customers, as chain drug stores and wholesalers merge or consolidate. In addition, a number of its customers have instituted source programs that limit the number of suppliers of generic pharmaceutical products carried by that customer. As a result of these developments, there is heightened competition among generic drug producers for the business of this smaller and more selective customer base.

      In The Netherlands, Pharmachemie competes with other generic drug product manufacturers, brand-name pharmaceutical companies that manufacture generic drug products, original manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. As in the United States, the generic market in The Netherlands is very competitive, with the main competitive factor being price, but competition is also based on name, reputation and customer service.

      In the United Kingdom, APS/ Berk competes with other generic drug manufacturers, brand-name pharmaceutical companies that manufacture generic drug products, manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. APS/ Berk’s main competitor is a multinational pharmaceutical company, which in the past has invested heavily in new product development, giving it a competitive edge in bringing new generic products to market on a timely basis. As in the United States, the United Kingdom generic market is very competitive with the main competitive factor being price, but competition is also based on name, reputation and customer service.

      In Hungary, the Teva companies compete with local Hungarian manufacturers as well as face increasing competition from multi-national pharmaceutical companies. In recent years, the Hungarian pharmaceutical industry has been substantially privatized, resulting in foreign ownership of most major Hungarian pharmaceutical manufacturers. In addition, many multinational pharmaceutical companies have established Hungarian marketing companies for their products, further intensifying the competition. Teva’s acquisition of Human Pharmaceutical strengthened Teva’s position and presence in Hungary, while creating a more diversified products and service portfolio, including wholesaling services through Human Trade.

      In Canada, Novopharm is the second largest of five major generic drug manufacturers, three of which are subsidiaries or divisions of other global manufacturers, and two of which are privately owned. Novopharm, together with these competitors, satisfies most of the Canadian demand for generic pharmaceuticals.

      The Canadian regulatory and customer landscape for generic manufacturers continues to evolve. During the last year several federal and provincial commissions were appointed to study and make recommendations for improvement to Canada’s publicly funded Medicare system. Many of these commissions highlighted the need to limit brand patent extensions, and speed the approval process for generic drugs. While a positive step, branded pharmaceutical companies continue to lobby against such changes which would enhance generic drug sales at the expense of the brands.

      The customer base for Novopharm continues to change as the number of independent community pharmacies shrinks at the expense of chain drug and banner aligned store groups, which have begun to work closely with selected suppliers for specific products. This trend is expected to continue, resulting in increased competition for generic drug manufacturers at the chain and banner buying offices. These larger customers look to generic suppliers to launch generic products immediately upon patent expiry, maintain high levels of product availability and provide increased levels of overall customer value and service.

      In Israel, Teva accounts for approximately one-quarter of the pharmaceutical market and is the largest supplier of health care products. Teva’s largest competitor in Israel has sales of approximately half of those of Teva. Competition is based primarily on the ability to market and properly position products within the medical community to create demand and the ability of a company to provide its clients with both a broad line of products and prompt service. Teva’s products compete with those of other local manufacturers as well as with imported products. Generic competition has increased in recent years in Israel and the trend is expected to continue, with additional price pressure coming from the health care funds and other institutional purchasers.

      Copaxone® competes with other therapies for the treatment of multiple sclerosis, principally the three products that are forms of beta-interferon: Biogen Inc.’s Avonex®, Schering AG/ Berlex Laboratories’ Betaseron® and Serono SA’s Rebif®. In 2002, Serono announced that it has entered into a co-marketing agreement with Pfizer Inc. to market Rebif® in the United States. In addition, there are other products in various stages of clinical development for the treatment of multiple sclerosis, most notably Antegren® being developed jointly by Elan Corporation and Biogen.

      In the sale of active pharmaceutical ingredients, Teva competes in all of its markets with specialty chemical producers who are mainly located in Europe and the Far East, particularly in Italy and Spain. Teva competes based on price, quality, timely delivery and its ability to meet the stringent FDA requirements for approved suppliers of raw materials. Many of its competitors are smaller than Teva’s active pharmaceutical ingredients division in terms of sales. Teva believes that its extensive portfolio (one of the broadest available in the industry), combined with the breadth of its operations and its financial resources, make Teva’s active pharmaceutical ingredients division a leader in the industry.

Regulation

      United States. All pharmaceutical manufacturers which sell products in the United States are subject to extensive regulation by the U.S. federal government, principally by the FDA and the Drug Enforcement Agency, and, to a lesser extent, by state and local governments. The Federal Food, Drug and Cosmetic Act, the Controlled Substance Act and other federal statutes and regulations govern or influence the manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, record keeping, advertising, promotion and sale of Teva’s products. Teva’s major facilities and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance with applicable requirements can result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the government to enter into supply contracts or to approve new drug applications and criminal prosecution. Changes in FDA procedures have increased the time and expense involved in obtaining ANDA approvals and in complying with current good manufacturing practice (cGMP) standards. The ANDA generic drug development process and the approval process now take from two to five years. At the same time, the Prescription Drug User Fee Act provides the FDA with additional resources to reduce approval times for new drugs, which are funded through user fees. The FDA also has the authority to deny or revoke approvals of drug active ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure by Teva to comply with applicable FDA policies and regulations could have a material adverse effect on the operations of Teva.

      FDA approval is required before each dosage form of any new drug can be marketed. Applications for FDA approval must contain information relating to bioequivalency (for generics), safety and toxicity (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures require commercial manufacturing equipment to be used to produce test batches for FDA approval. Validation of manufacturing processes is required by the FDA before a company can market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements.

      The Waxman-Hatch Act of 1984 established the abbreviated application procedure for obtaining FDA approval for generic forms of brand-name drugs. This act also provides a market exclusivity provision which could delay the submission or the approval of a competing ANDA. One such provision allows a five-year market exclusivity period for new drug applications (“NDAs”) involving new chemical compounds and a three-year market exclusivity period for NDAs (including different dosage forms) containing new clinical investigations essential to the approval of the application. The market exclusivity provisions apply equally to patented and non-patented drug products. Another provision may extend patents for up to five years as compensation for reduction of effective life of the patent as a result of time spent by the FDA reviewing a drug application.

      Additionally, the Act provides for a potential 180-day period of generic exclusivity whereby the first company to submit an ANDA challenging a brand product patent may trigger a regulatory process whereby the FDA is required to delay the final approval of the ANDAs of subsequent filers. Additionally, submission of an ANDA challenging a brand patent may result in patent litigation. If this occurs, the FDA may not approve the ANDA until the earlier of thirty months or the resolution of the litigation. Based on recent court rulings, the FDA has modified and re-evaluated its regulations with regard to the 180-day exclusivity period. This may result in the delay of entry to market for many generic products, and may result in co-sharing of the exclusivity period.

      Brand-name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is the development of an optically pure version of a drug or the development of its metabolite just prior to the expiration of its patents. A shift in market preference to the “new” product protects the branded market. Hence, considerable resources expended by generic manufacturers in drug development, application submission and approval of the original generic versions may produce reduced revenues for generic drug companies.

      In November 1997, the Food and Drug Modernization Act was passed. One of the provisions of the Modernization Act mandated the FDA to devise a program whereby brand sponsors may be awarded a six-month extension to any active patents and exclusivity for all formulations of an active ingredient if they perform and submit adequate pediatric studies on any one dosage form. The details of the FDA’s implementation of this provision is a subject of much debate in industry and in government circles as well, but the effect has been to delay the launch of numerous generic products by an additional six months.

      The Generic Drug Enforcement Act of 1992 established penalties for wrongdoing in connection with the development or submission of an ANDA by authorizing the FDA to permanently or temporarily debar companies or individuals from submitting or assisting in the submission of an ANDA, and to temporarily deny approval and suspend applications to market multi-source drugs. The FDA may suspend the distribution of all drugs approved or developed in connection with wrongful conduct and also has authority to withdraw approval of an ANDA under certain circumstances. The FDA can also significantly delay the approval of a pending NDA or ANDA under its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy.” Manufacturers of drugs must also comply with the FDA’s cGMP standards or risk sanctions such as the suspension of manufacturing or the seizure of drug products and the FDA’s refusal to approve additional ANDAs.

      Products marketed outside the United States that are manufactured in the United States are subject to various export statutes and regulations, as well as regulation by the country in which the products are to be sold.

      The Centers for Medicare & Medicaid Services, formerly known as the Health Care Financing Administration, is responsible for the implementation of legislation enacted by Congress in November 1990 that delineates requirements for rebate agreements between the federal government and a pharmaceutical manufacturer. Drug manufacturers’ agreements with the Centers for Medicare & Medicaid Services provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: For generic drugs marketed under ANDAs covered by the state Medicaid program, manufacturers are required to rebate 11 percent of the average manufacturer price (net of cash discounts and certain other reductions). For products marketed under NDAs, manufacturers are required to rebate the greater of 15.1 percent of average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. Teva USA has such a rebate agreement in effect with the federal government. Teva believes that the federal and/or state governments may continue to enact measures in the future aimed at reducing the cost of drugs to the public. Teva cannot predict the nature of such measures or their impact on its profitability.

      Canada. In Canada, the federal and provincial governments determine the availability and financial reimbursement of therapeutic products.

      The Canadian federal government, under the Food and Drug Act and the Narcotic Control Act, regulates what therapeutic products can be sold in Canada and what level of control applies. The Therapeutic Products Programme is the national authority that evaluates and monitors the safety, effectiveness and quality of drugs, medical devices and other therapeutic products.

      The approval of the Therapeutic Products Programme, through the issuance of a Notice of Compliance, is required before each dosage form of any drug can be marketed. Pharmaceutical manufacturers must provide information on product formulation, raw material suppliers, stability of both the active drug substances and the finished drug products, manufacturing processes, packaging, labeling, quality control and safety and efficacy. The manufacturers are also subject to regular inspections and must have valid establishment licenses.

      All generic drug products are approved on the basis of a comparative safety and efficacy review and a chemistry and manufacturing review. The Therapeutic Products Programme has issued three separate guidances on how to establish and conduct bioavailability studies for generic drug products with conventional, modified release formulation and complicated or variable pharmacokinetics. Bioequivalent products receive a “Declaration of Bioequivalence” to the corresponding products.

      The issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations. The Therapeutic Products Programme will not issue the Notice of Compliance if the patent is still registered with the Health Canada Patent Registrar. Generic pharmaceutical manufacturers can either wait for the patent to expire or file a patent allegation. Filing of a patent allegation often results in patent litigation with the brand company. A Notice of Compliance will not be issued until the earlier of the expiration of a twenty-four months stay or resolution of the litigation. Brand-name manufacturers under certain circumstances are permitted to add new patents to the Health

Canada Patent Register, which, if asserted, could re-start the twenty-four month stay. This makes it difficult for the generic pharmaceutical manufacturers to receive a Notice of Compliance.

      The provincial governments control expenditures on therapeutic products by establishing interchangeability formularies and benefit lists. The provincial governments regulate the pricing of the products and will only reimburse products that are listed in the Formularies and Benefit Lists. The Provincial Ministries of Health, through their own review processes, determine the eligibility of the products by evaluating the drug quality, bioequivalence data, drug therapeutics, and utilization of drug and pharmacoeconomic issues.

      Brand-name manufacturers may file challenges against the interchangeability status of the generic drug products with the Provincial Ministries of Health to block or delay the listing of the generic products in the formularies and benefit lists.

      Israel. Israel, like other countries with an advanced pharmaceutical industry, requires pharmaceutical companies to conform to international developments and standards. To this end and in order to meet the three basic criteria for drug registration, namely quality, safety and efficacy, regulatory requirements are constantly changing in accordance with scientific advances as well as social and ethical values. Legal requirements prohibit the manufacture, importation and marketing of any medicinal product, unless it is duly approved in accordance with these requirements.

      Manufacturers of pharmaceuticals, both local and foreign, must comply with the requirements of Good Manufacturing Practices, in order to ensure that products marketed in Israel are of high quality. The content of an application for registration depends on the type of product to be registered and whether it is a new drug entity product, a generic product or a cosmetic product.

      As a result of the 1998 amendments to the patent law, certain pharmaceutical patents may be extended. Additionally the Israeli government is considering introducing data exclusivity provisions, which may prevent the marketing of a generic product for a period of time after the initial registration of the innovator product.

      Europe. A directive of the European Union requires that medicinal products must have a marketing authorization before they are placed on the market in the European Union. The criteria upon which grant of an authorization is assessed are quality, safety and efficacy. In order to control expenditures on pharmaceuticals, most member states in the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences between member states.

      Certain pharmaceutical patents may be extended in Europe by up to five years in order to extend effective patent life to fifteen years. Some older French and Italian patents were extended up to eight and eighteen years respectively. Additionally, data exclusivity provisions in Europe may prevent launch of a generic product by six or ten years from the date of the first market authorization in the European Union. Legislation is being considered which may shorten or lengthen this exclusivity period.

      During the course of 2002, Teva continued to register its products in Europe. As part of the mutual recognition procedure established by the European Union, an attempt was made to simplify registration, although centralized registration for generic products is, as yet, not possible in Europe. Teva has significantly increased its registration efforts in a number of main countries: Hungary, the United Kingdom, France and Germany.

      Hungary. Only registered drugs can be marketed in Hungary. OGYI (the National Pharmaceutical Institution), an agency of the Ministry of Health, examines and approves the documents filed for health registration. The standards of approval correspond substantially to European Union standards. On granting the marketing authorization, the price and amount of the National Health Authority subsidy are published in the official Health Gazette of the Ministry. A pharmaceutical product can only be placed on the Hungarian market after such price and subsidy amounts have been published.

      On January 1, 2003, Hungary joined the European Patent Convention and simultaneously amended its own patent act to conform to this convention. On the whole, the new patent act retained most provisions of the previous act, including the permission to carry out clinical trials and tests and apply for and obtain registration of generics even prior to the expiration of the original patent. This new act, however, considers the maintenance of an inventory of such generics prior to the expiration of the patent to be an infringement of the patent, while the maintenance of such an inventory was not considered an infringement under the previous act.

      General. Teva is also governed by federal, state and local laws of general applicability, such as laws regulating working conditions. In addition, Teva is subject, as are manufacturers generally, to various federal, state and local environmental protection laws and regulations, including those governing the discharge of material into the environment. Compliance with such environmental provisions is not expected to have a material effect on the operations of Teva in the foreseeable future.

      Data Exclusivity. Data exclusivity provisions exist in many countries worldwide, although their application is not uniform. In general, the exclusivity prevents the submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand name product in that country. The fixed period of time ranges from five to ten years. Additional countries, including Israel, may introduce data exclusivity provisions in the future. This may prevent the submission of generic drug applications for some products even after the patent protection has expired.

      In particular, European data exclusivity provisions prevent the submission of generic drug applications to the health authorities for a period of six to ten years following the first approval of the brand name product in the European Union. Most EU countries have a ten year rule, and it is likely that EU countries with a six year exclusivity period will extend their data exclusivity period to ten years. The data exclusivity provisions in most countries are independent of patent exclusivity. This may prevent the submission of generic product applications for some products even after the patent protection has expired.

Pharmaceutical Production

      Teva operates 18 finished dosage pharmaceutical plants in North America, Europe and Israel. The plants manufacture solid dosage forms, injectables, liquids and semi-solids. During 2002, Teva’s plants produced approximately 18 billion tablets and capsules.

      Of Teva’s approximately $160 million in capital expenditures during 2002, approximately one-third was spent on the improvement and expansion of existing pharmaceutical plants. Teva’s recent global rationalization projects, whereby most of the plants were designated as technological centers of expertise, enhanced Teva’s ability to gain from economies of scale and to continuously improve its performance.

      Teva’s North American facilities manufacture solids, liquids and semi-solids, including dedicated facilities for penicillins and cephalosporins products. Its European facilities manufacture solids, liquids and semi-solids (including soft gelatin caps), and sterile products (including plasma fractionation products). Its Israeli facilities manufacture solids, liquids and semi-solids and sterile products. Teva’s main technology — the manufacture of tablets and capsules — is available in all the three geographical areas. Teva USA derives most of its sales from products manufactured outside of the United States.

      Teva’s plants in the United States and Canada, the Kfar Sava plant in Israel and the Haarlem plant in The Netherlands are FDA-inspected. Achieving and maintaining quality standards in compliance with the current good manufacturing practice (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, requires sustained efforts and expenditures. Teva has spent, and will continue to spend, significant funds and dedicate substantial resources to seek to ensure that standards are continuously met.

Raw Materials for Pharmaceutical Production

      Teva has successfully deployed a global approach to deal with its main suppliers of raw materials. As for packaging materials, only a few suppliers are global and consequently the majority of the purchases are made locally.

      Most of the raw materials used in Teva’s plants in Israel, Europe and Canada, and which are not manufactured by Teva’s active pharmaceutical ingredients (API) division, are purchased from European, U.S. and Far East API manufacturers. Teva USA has traditionally acquired the majority of its raw materials from U.S.-based suppliers and agents.

      Approximately one-third of the raw materials were purchased from Teva’s API division, and an additional third from Teva’s top 25 suppliers.

      In general, Teva has succeeded in obtaining the raw materials needed for its production requirements. To protect itself from supply interruptions in some of those cases in which it currently has only one supplier, Teva has built up inventories or signed supply agreements with current suppliers and is looking to qualify additional suppliers.

      In the United States, Teva USA utilizes controlled substances in certain of its products and therefore must meet the requirements of the Controlled Substances Act and the regulations issued pursuant thereto and administered by the U.S. Drug Enforcement Administration. These regulations include quotas on procurement of controlled substances and stringent requirements for manufacturing controls and security to prevent pilferage of or unauthorized access to the drugs in each stage of the production and distribution process. Teva benefits from holding the appropriate licenses to handle such materials, which allow it to produce products with limited market competition. On the other hand, quotas for controlled substances may from time to time limit the ability of Teva USA to meet demand for these products.

Organizational Structure

      The following table sets forth alphabetically, by geographic area, as of March 1, 2003, the name and jurisdiction of Teva’s principal operating subsidiaries. Except as otherwise indicated, Teva owns 100% of the ownership and voting interest in such subsidiaries.

North America:

Novopharm Limited (Canada)
Teva Neuroscience, Inc. (United States)
Teva Pharmaceuticals USA, Inc. (United States)

Europe:

Approved Prescription Services Limited (United Kingdom)
Biogal Pharmaceutical Works Ltd. (Hungary) — 99.3% owned
Gry Pharma GmbH (Germany)
Human Pharmaceutical Works Co. Ltd.(Hungary) — 99.0% owned
Pharmachemie Group (The Netherlands)
Prosintex Industrie Chimiche Italiane S.r.l. (Italy)
Teva Classics S.A. (France)
Teva Santé SAS (France)
Teva Pharmaceutical Fine Chemicals s.r.l. (Italy)
Teva Pharmaceuticals Europe B.V. (The Netherlands)
Teva Pharma Italia S.r.l. (Italy)

Israel:

Abic Ltd.
Assia Chemical Industries Ltd.
B.L.T. — Biological Laboratories Teva Ltd.
Plantex Ltd.
Salomon, Levin and Elstein Ltd.
Teva Medical Ltd.

Properties and Facilities

      Listed below are Teva’s major facilities as of March 1, 2003:

Plant Location	Square Footage	Main Function

Kfar Sava, Israel	311,400	Pharmaceutical manufacturing, research laboratories
Netanya, Israel	205,500	Chemical production, research laboratories
Jerusalem, Israel	158,700	Pharmaceutical manufacturing, research laboratories
Petach Tikva, Israel	115,000	Chemical production, research laboratories and warehousing
Netanya, Israel	105,000	Chemical production
Ashdod, Israel	68,500	Hospital supplies production
Ramat Hovav, Israel	152,100	Chemical production
Petach Tikva, Israel	59,100	Corporate headquarters
Sellersville, Pennsylvania	165,500	Pharmaceutical manufacturing, research laboratories
Mexico, Missouri	125,000	Chemical production
North Wales, Pennsylvania	335,000	Pharmaceutical warehousing, distribution center, offices
Fairfield, New Jersey	43,900	Pharmaceutical production
Elmwood Park, New Jersey	27,700	Pharmaceutical production
Eastbourne, England	35,000	Pharmaceutical packaging
Milan, Italy	34,500	Chemical production and warehousing
Pavia, Italy	32,300	Chemical production and warehousing
Debrecen, Hungary	1,200,000	Pharmaceutical manufacturing, chemical production, warehousing and research laboratories
Gödöllõ, Hungary	105,900	Pharmaceutical manufacturing, hospital supplies production, research laboratories
Haarlem, The Netherlands	218,700	Pharmaceutical manufacturing, warehousing, administration
Mijdrecht, The Netherlands	27,000	Offices and warehousing
Toronto Area, Canada (six sites)	585,000	Pharmaceutical manufacturing, research laboratories
Sens, France	186,400	Pharmaceutical manufacturing and warehousing
Puteaux, France	21,000	Offices
Lecco, Italy	81,000	Chemical plant, warehousing and research laboratories
Varese, Italy	15,000	Chemical plant and warehousing

      Teva leases certain of its facilities. The Kfar Sava plant, the Jerusalem pharmaceutical plant, the Netanya chemical plant and the Ramat Hovav plant are in buildings owned by Teva on land leased from the Israel Lands Administration. The leases with respect to the Kfar Sava plant extend until 2032 and 2034, respectively, with an option to renew until 2081 and 2083, respectively. The leases with respect to the Netanya chemical plant extend until 2018 and 2022, with an option to renew each of the leases until 2067 and 2071, respectively. The lease with respect to the Ramat Hovav plant extends until 2043, with an option to renew until 2092. The lease with respect to the Jerusalem pharmaceutical plant extends until 2021, with an option to renew until 2070. All of the above lease payments (other than the options) have been prepaid. The corporate headquarters in Petach Tikva are leased in part, until May 2003, with an option to renew for five years. Novopharm presently leases six facilities under leases which expire between 2003 and 2025. Teva owns all of its other facilities.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

      Teva’s operations are affected by demographic trends and budgetary constraints of governments and health care organizations. Each market in which Teva operates has its own pressures, although there are common trends that affect them all. In light of these trends and in order to maintain and increase its competitive position, Teva is constantly seeking additional ways of rationalizing its operations, as well as improving its customer service. In the generic pharmaceutical marketplace, a broad range of products and economies of scale in both manufacturing and sales are key competitive factors. In order to enhance its growth, Teva has also continued to pursue an aggressive acquisition strategy, as well as various forms of strategic alliances.

Economic Environment

      Since Teva’s results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the major markets in which it operates affect Teva’s results. In 2002, the European currencies increased in value relative to the dollar, with the Euro being revalued during the year by 18%, the Hungarian Forint by 19% and the Pound Sterling by 10%. In Israel, the New Israel Shekel (“NIS”) was devalued by 7% during 2002.

Highlights

      In 2002, Teva achieved significant growth in its revenues, passing the $2.5 billion mark for the first time, and even greater growth in its net income. Among the more significant factors affecting the years under review, which may also have a bearing on future results of operations, are:

•	Substantially higher US generic pharmaceutical sales as a result of the introduction of several significant new generic products, the most important being the generic version of Augmentin®, which was launched in the fourth quarter of 2002, together with their combined positive impact on gross margins.

•	The continued success of Copaxone® both in North America, where the pre-filled syringe was successfully introduced and now represents 95% of all Copaxone® prescriptions, and the strong entry of Copaxone® into the European market, particularly in Germany.

•	Higher generic pharmaceutical sales in Europe as a result of new product launches, the consolidation of Teva Classics for the first time, and the strengthening of European currencies.

•	The inclusion of Teva Classics and Teva Pharmaceutical Fine Chemicals Srl in the second half of 2002. These newly acquired companies contributed approximately $28 million to Teva’s 2002 sales.

•	Significantly increased net R&D expenditures, resulting both from higher gross R&D expenditures and a lower rate of third party participation in Teva’s R&D. In 2002, Teva substantially increased its research efforts to enhance the development of its generic pipeline, which research involves no third party participation. These higher generic R&D expenditures combined with a lower level of participation by Aventis and Lundbeck in Teva’s innovative R&D expenditures, which in turn resulted from the completion or termination in 2002 of clinical trials that were ongoing in 2001.

•	A further reduction in Teva’s effective tax rate, reflecting a favorable mix in the sources of its income.

      In 2002, Teva experienced the following Phase III clinical trial results:

•	The PROMISE trial, which was conducted to determine Copaxone®’s efficacy in primary progressive multiple sclerosis, did not reach statistical significance.

•	Although the Etilevodopa trial for the treatment of Parkinson’s disease found the drug to be well-tolerated and as effective as Levodopa, Etilevodopa did not demonstrate significant superiority to Levodopa in shortening the time to clinical effect.

*****

Results of Operations

      The following table sets forth, for the periods indicated, certain financial data presented as percentages of net sales and the increase/decrease by item as a percentage of the amount for the previous year.

      In the years ended December 31, 2000 and 2001, Teva recorded non-recurring charges as follows: in 2000 for the acquisition of research and development in process and in 2001 for restructuring activities. These charges are detailed in the discussions below under the heading “Other Income Statement Line Items — One-Time Charges.” In order to facilitate analyses of these years in comparable terms, both the table of percentage changes which accompanies this analysis and the textual descriptions below, analyze results before, as well as after, giving effect to such charges.

	Percentage of Net Sales			Percentage Change
	Year Ended December 31			Comparison

	2002	2001	2000	2001 – 2002	2000 – 2001

	%	%	%	%	%
Net Sales	100.0	100.0	100.0	21.2	18.7
Gross Profit	43.5	40.8	39.5	29.3	22.5
Research & Development Expenses	7.7	8.1	7.6	14.2	27.4
Less Participations and Grants	(1.1)	(3.0)	(1.6)	(55.1)	121.7
Research & Development — Net	6.6	5.1	6.0	53.9	2.5
Selling, General and Administrative Expenses*	16.1	17.2	17.2	13.5	19.0
Operating Income	20.8	17.7	14.3	43.1	46.2
Financial Expenses — Net*	1.0	1.3	2.4	(5.4)	(38.4)
Income Before Income Taxes	19.8	16.4	11.9	46.8	63.3
Net Income	16.3	13.4	8.5	47.5	87.5

Data Before One-Time Charges
Operating Income	20.8	18.5	16.3	37.2	33.4
Income before Income Taxes	19.8	17.1	13.9	40.3	45.8
Net Income	16.3	13.9	10.5	42.5	56.4

*	Other Income has been reclassified principally to Selling, General and Administrative Expenses and, to a much lesser extent, to Financial Expenses — Net.

Sales — General

      Consolidated sales by geographic areas and business segments were as follows:

Sales by Geographical Areas

						Percent
						Change

						2002	2001
				% of	% of	from	from
Sales for the Period	2002	2001	2000	2002	2001	2001	2000

	U.S. dollars in millions
North America	1,611	1,288	1,031	64%	62%	25%	25%
Europe	600	457	399	24%	22%	31%	15%
Rest of the World	308	332	320	12%	16%	(7)%	4%
Total	2,519	2,077	1,750	100%	100%	21%	19%

Sales by Business Segments

						Percent
						Change

						2002	2001
				% of	% of	from	from
Sales for the Period	2002	2001	2000	2002	2001	2001	2000

	U.S. dollars in millions
Pharmaceuticals	2,241	1,838	1,548	89%	88%	22%	19%
API*	259	219	181	10%	11%	18%	21%
Other	19	20	21	1%	1%	(5)%	(4)%
Total	2,519	2,077	1,750	100%	100%	21%	19%

*	Third party only.

      Although this year Teva acquired two new businesses, Teva Classics and Teva Pharmaceutical Fine Chemicals, the sales growth was driven mainly by the organic growth of both the pharmaceutical and the API business segments. Approximately 6% of the growth in sales in 2002 was due to the first time consolidation, during the second half of 2002, of these two new businesses.

Pharmaceutical Sales

North America

      In 2002, pharmaceutical sales in North America amounted to $1,456 million, representing an increase of 26% over 2001. The increase in sales was attributable to (i) several significant launches of new generic products in 2002, the most significant being the generic form of Augmentin® in the fourth quarter of 2002, as well as 14 other new generic product launches, and (ii) continued growth in sales of Copaxone® resulting in part from the successful introduction in 2002 of the pre-filled syringe, which, as of the end of 2002, accounted for approximately 95% of U.S. prescriptions of Copaxone®. Unlike several recent years in which growth was impacted by acquisitions, substantially all of the increase in sales in 2002 compared to 2001 represents organic growth, reflecting the benefits of Teva’s focus on the development of a strong generic product pipeline. As of February 21, 2003, Teva’s U.S. generic pipeline included 61 ANDAs (one from Biovail and five from Impax), including ten tentative approvals and two approvables. Total annual branded sales of this pipeline exceeds $42 billion.

      During 2002, Teva USA fully implemented a state-of-the-art computer-controlled distribution center in its Pennsylvania facilities. This system has increased Teva USA’s capacity to handle the significantly increased volumes of products that it sells and over 400 stock keeping units (“SKU”s) which presently comprise its product line, and is expected to contribute significantly to Teva’s ongoing effort to maintain high levels of customer service.

      In 2001, pharmaceutical sales in North America amounted to $1,158 million, representing an increase of 24% over 2000. The increase in sales was attributable to (i) several significant launches of new generic products in 2001, including nabumetone, calcitriol and fluoxetine, (ii) substantially higher sales of products that were launched towards the end of 2000 and (iii) continued growth in sales of Copaxone®.

      While the former operations of Novopharm made a notable contribution to U.S. sales in 2001 and 2002, 2001 was a year in which the operations for the Canadian market had to be redirected. Novopharm’s previous focus on growth through export activities, primarily to the United States, resulted in the lack of sufficient development of generic products for the Canadian market. During 2002, Teva substantially augmented a program, initiated subsequent to Novopharm’s acquisition, to significantly expand the Canadian product pipeline. In addition, plant restructurings and capital investments were made to enable Novopharm to become a “center of excellence” for the production of certain products for the American market.

      In both 2002 and 2001, the pricing environment for generic products in the United States was relatively stable.

     Europe

      Pharmaceutical sales in Europe in 2002 amounted to $509 million, an increase of 34% (28% in Euro terms) compared to 2001. Increased sales in Europe reflected both organic growth resulting from the strong penetration of Copaxone® in Europe and new generic product launches, mainly in The Netherlands and the U.K., including omeprazole, as well as external growth resulting from the acquisition of Teva Classics in France. In addition, the revaluation of European currencies against the U.S. dollar had a positive impact on the U.S. dollar value of European sales. In Hungary, higher sales were recorded both of third party distributed products and of manufactured products.

      In 2001, the increase in sales was due to the inclusion of Human Serum and Pharmaceutical Manufacturing Co. Ltd., the Hungarian company acquired as part of the Novopharm acquisition, for the whole year, as compared to only nine months in 2000, as well as to the lifting of governmental restrictions on both pricing and product introductions in Hungary. In the U.K., price erosion on generic products continued in 2001, although it softened, compared to 2000, towards the end of the year, and was partially offset by increased unit sales.

      During the course of 2002, Teva continued to register its generic products in Europe. Although European Union regulatory harmonization efforts have simplified some pharmaceutical product registrations, centralized registration for generic products is, as yet, not possible in Europe because most countries still have their own distinct regulatory requirements. Teva has significantly increased its registration efforts principally in Hungary, the United Kingdom, France and Germany.

Rest of the World

Israel

      Pharmaceutical sales in Israel, which amounted to $220 million in 2002, decreased by 4% compared to 2001. However, net of the impact of decreased exchange rates between the NIS and the U.S. dollar, sales would have increased by 9%. This increased NIS sales was achieved by new product launches as well as new distribution agreements. Teva continues to face adverse trends in the Israeli market. These trends included: budgetary constraints of Israel’s principal healthcare providers, the ongoing “genericization” of the Israeli market (although Teva participates in both the generic and branded markets), new regulations that seek to harmonize private market prices with those of Western Europe and, to a lesser extent, regulations that permit the parallel importation of pharmaceutical products.

Other Countries

      Teva’s pharmaceutical sales to markets outside of North America, Europe and Israel amounted to $55 million, a decrease of 24%, mainly due to a management decision to reduce sales to countries where financial conditions are unstable, such as Latin America and the CIS.

Copaxone®

      In-market global sales of Copaxone® in 2002 amounted to $539 million, an increase of 48% over 2001. According to IMS data, Copaxone®, Teva’s largest product, continued to increase its high market share in the U.S. for multiple sclerosis treatments at a level of approximately 27.8% in December 2002.(1) The pre-filled syringe launched in the United States in April 2002 has rapidly replaced the original vial presentation of Copaxone® and as of the end of the year accounted for approximately 95% of U.S. prescriptions. Teva is continually responding to market feedback and evaluating improved ways to deliver Copaxone®and enhance its ease of use. U.S. Copaxone® sales represented 76% of total global sales

      (1) At the beginning of 2002, IMS, the prime source for the monitoring of pharmaceutical prescription data, changed its sampling methodology for a variety of pharmaceutical products, including the principal MS drugs. This change may result in inconsistencies between historical and future period reported market share data.

in 2002. In Europe, Copaxone® sales increased dramatically as a result of the fast penetration in several countries, the most significant being Germany, Austria, The Netherlands and the Nordic countries. In October 2002, Copaxone® received approval in 16 European countries for seven days storage at room temperature.

      In 2001, in-market global sales of Copaxone® amounted to $363 million, an increase of 47% over the previous year. U.S. sales in 2001 accounted for 81% of global sales of Copaxone®.

      In November 2002, Teva announced that an interim analysis of its clinical trial on primary progressive multiple sclerosis (the PROMISE trial) showed that it was improbable that the study, in its current protocol, would reach statistical significance. The scheduled interim analysis by the study’s data safety monitoring committee came two years into the three-year study. There were no safety concerns about treatment with Copaxone®. Primary progressive multiple sclerosis is different from relapsing-remitting multiple sclerosis, affecting less than 10% of multiple sclerosis patients worldwide.

Active Pharmaceutical Ingredients Sales

      Sales in 2002 of active pharmaceutical ingredients to third parties increased by 18% amounting to $259 million. At the same time, inter-company sales of active pharmaceutical ingredients during 2002 increased 37% and amounted to $206 million. These sales represent 31% of total raw material consumption of Teva’s pharmaceutical business. The increase in sales to third parties is the result of higher sales of lovastatin in the U.S. and increased demand for API products worldwide, as well as the contribution of six months of sales for Teva PFC. The higher proportion of inter-company sales reflected the strategic importance of vertical integration. Total sales of the API division in 2002, including inter-company sales, increased by 26% to $465 million.

      The increase in API sales to third parties in 2001 reflected increased sales in the United States. In addition, the API division sold $150 million of raw materials to Teva’s pharmaceutical divisions during 2001, representing 30% of their total raw material consumption.

Other Income Statement Line Items

Gross Profit

      Gross profit margins reached 43.5% in 2002, compared with 40.8% in 2001 and 39.5% in 2000, reflecting an improved product mix resulting from higher sales of newly launched products, as well as Copaxone®. Gross margins also improved due to the favorable currency fluctuations and synergies achieved throughout Teva.

      The majority of the factors that affected the 2002 increased gross profitability also impacted the 2001 improved margins, though to a lesser extent.

      Due to the depth of its generic pipeline and Teva’s anticipated product mix, Teva believes that the gross margin levels achieved in 2002 are more likely to be representative of the gross margins to be achieved during 2003 than were the gross margin levels of the prior three to five years.

Research and Development (R&D) Expenses

      Gross R&D expenses increased in 2002 in absolute terms by 14% as a result of increased spending on generic R&D, reflecting the increased efforts of Teva in generic research.

      The net R&D expenses increased by a more substantial percentage resulting both from higher gross R&D expenditures and a lower rate of third party participation in Teva’s innovative R&D. In 2002, Teva substantially increased its research efforts to enhance the development of its generic pipeline, which research involves no third party participation.

      Generic R&D expenses, which accounted for 50% of Gross R&D expenses, increased by approximately 41% due to increased R&D activity for North America, including R&D efforts for

Novopharm, as well as generic R&D efforts for Europe. Innovative R&D expenses, which amounted to approximately 40% of Gross R&D expenses for 2002, decreased by 9%, due to lower expenditures resulting mainly from the termination of the two Copaxone® clinical trials. The balance of 10% was dedicated to the development of other products, principally in the area of API.

      In January 2003, Teva announced that although the Etilevodopa trial for the treatment of Parkinson’s disease found the drug to be well-tolerated and as effective as Levodopa, Etilevodopa did not demonstrate significant superiority to Levodopa in shortening the time to clinical effect.

Selling, General and Administrative Expenses

      SG&A expenses in 2002 increased in absolute terms by 13.5%, but decreased as a percentage of sales to 16.1% from 17.2%. Conflicting trends affected this line item. Higher legal costs resulting from patent challenge litigation in connection with Paragraph IV applications in the U.S., rising insurance premiums, the continued launching activities of Copaxone® in Europe and provisions for doubtful debt in Argentina ($5 million) were more than offset by the impact of the exclusion of the amortization of goodwill due to the application of FAS 142, since January 1, 2002 and related benefits from economies of scale resulting from higher sales volume.

      In 2002, Teva reclassified an income statement line item captioned “Other Income — Net” to conform with industry reporting practices, principally to SG&A, and to a lesser extent to Financial Expenses — Net, and simultaneously made a corresponding reclassification to prior years. Since the amounts of this former line item were approximately the same in both 2002 and 2001, this reclassification did not result in any meaningful change in the period-to-period comparisons.

      SG&A expenses in 2001 remained unchanged as a percentage of sales when compared to 2000. The primary contributors to the absolute increase were initial launching activities of Copaxone® in Europe and provisions for doubtful debts in Argentina due to the uncertain economic environment in that country.

Operating Income

      Operating income increased as a result of the combined impact of the factors described above.

Financial Expenses

      The 5% decrease in financial expenses (net) for 2002 over 2001 principally reflected the lower interest rates achieved through the two convertible debenture issuances in November 2002 and August 2001, as well as general decreases in global interest rates. In addition to decreased interest charges on its short term credit, Teva took advantage of these lower interest rates by entering into certain interest rate swap transactions. In 2001 financial expenses decreased by 38% as a result of the combined impact of Teva’s August 2001 and October 2000 convertible debt offerings and a decrease in short term borrowing levels resulting from the application of increased cash generated by operations.

Taxes

      Taxes as a percentage of pre-tax income amounted to 17% in 2002, as compared with 20% in 2001 and 24% in 2000.

      The rate of tax fluctuates with the source of taxable income. The statutory Israeli corporate tax rate is 36%. However, Teva’s effective consolidated tax rates are considerably lower, since a major portion of Teva’s income in Israel is derived from “approved enterprises” and part of its income is derived in countries whose tax rate is lower than 36% or benefited from other tax incentives.

      Expansion projects of Teva and certain of its subsidiaries in Israel have been granted “approved enterprise” status. Such status confers tax benefits, including complete tax exemption for the income generated by such projects, for periods of time ranging from two to ten years from the first year in which the approved enterprise first realized taxable income, and depending upon the region of Israel in which such enterprises are located. For the period from the end of the tax exemption until the tenth year in which the approved enterprise first realized taxable income, such enterprises enjoy a reduced corporate tax rate of 20% subject to certain limitations. Teva’s current tax rates in Israel are positively affected by such exemptions that, as they relate to projects of Teva, have terms expiring between 2002 and 2010.

      Following the launch in the fourth quarter of 2002 of the generic version of Augmentin®, which is manufactured in the U.S. where the applicable tax rate is substantially higher relative to the average tax rate applicable to Teva, the overall tax rate for the fourth quarter and for the entire year increased, although the latter was still lower than in previous years.

      The income that Teva derives from Copaxone® has benefited from Israeli tax holidays, which are designed to encourage investment in Israeli manufactured products. A significant portion of this tax benefit expired at the end of 2002. Therefore, Teva does not anticipate being able to sustain the overall rate of tax that it enjoyed during 2002. Subject to the shifts in the geographical mix of the sources of its income, Teva currently estimates a tax rate for 2003 in the range of 20% - 23%. However, as a result of building a second production facility for Copaxone® in the south of Israel in a tax-advantaged zone, Teva expects to gradually begin to realize a new tax benefit on incremental Copaxone® sales beginning in 2004.

Net Income

      Net income totaled $410 million in 2002, an increase of 48% as compared with $278 million in 2001. Fully diluted earnings per ADR in 2002 amounted to $1.52, an increase of 49% over 2001. Before deducting one-time charges from the 2001 net income, the increase in net income and the fully diluted earning per share would each be 43% respectively, as compared with 2001.

      Net income, including one-time charges in both years 2001 and 2000, increased by 88%. Net income before deducting one-time charges reached $288 million in 2001, an increase of 56% as compared with 2000. Fully diluted earnings per ADR in 2001 amounted to $1.02 and before deducting the one-time charge, amounted to $1.06, up 79% and 50%, respectively.

      At the end of 2002, Teva announced a 2:1 stock split. The comparable earnings per ADR figures have been adjusted to reflect the impact of the stock split.

One-Time Charges

      The following table details one-time charges for the years indicated and their respective effect on earnings per share:

	One-Time Charges
	(after taxes)

	U.S. dollars	U.S. dollars
Year	in millions	per ADR(*)	Details

2001	9.7	0.04	Restructuring expenses resulting mainly from the closure and sale of facilities in connection with Teva’s rationalization program.
2000	35.7	0.14	Acquisition of rights, mainly in respect of Novopharm’s in process R&D.

(*)	After giving retroactive effect to the distribution of a 100% stock dividend in December 2002.

Impact of Currency Fluctuations and Inflation

      Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which Teva operates — mainly the NIS, Euro, Canadian dollar, Pound Sterling and Hungarian Forint — affect Teva’s results. During 2002, the European currencies revalued against the dollar. The Euro’s exchange rate relative to the dollar reached $1.05 at December 31, 2002, representing an 18% year-end to year-end revaluation. However, the difference between the average exchange rates in 2002 and in 2001 was lower, amounting to 6%. The Hungarian Forint and Pound Sterling revalued by approximately 10% and 3%, respectively (when comparing average to average). While sales in Europe benefited significantly from the strengthening Euro, the impact on net income was mitigated by the fact that most products sold in Europe were produced in Europe, where costs in dollar terms were higher as a result of the stronger currencies. This was further mitigated by purchases of European raw materials for use in non-European production, the dollar value of which increased.

      During 2002, the NIS continued its devaluation relative to the U.S. dollar, this year by a rate of 13% (when comparing average to average). While this devaluation had the effect of decreasing the dollar value of Israeli sales, its net effect on the 2002 consolidated results was positive because Teva experienced an excess of NIS denominated expenses over NIS denominated income resulting principally from the high level of Israeli exports.

      Such European currency revaluations and devaluation of the NIS during 2002 had the net effect of increasing sales by approximately $16 million, but had a less significant positive impact on net income in 2002.

      In terms of the Israeli Consumer Price Index (CPI), 2002 was a year in which the CPI increased by 6.5%, substantially higher than the previous three years, resulting primarily from the devaluation of the NIS against the U.S. dollar.

      Historically, the NIS has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeds average inflation rates in Western economies. Such devaluations in any particular fiscal period are never completely synchronized with the rate of inflation and therefore may lag behind or exceed the underlying inflation rate.

      The table below sets forth the annual rate of inflation, the annual rate of devaluation of the NIS against the U.S. dollar and the gap between them.

	Year Ended December 31,

	2002	2001	2000	1999	1998

Inflation (CPI)	6.5%	1.4%	0%	1.3%	8.6%
Devaluation/(Revaluation)	7.3%	9.3%	(2.7)%	(0.2)%	17.6%
Inflation/devaluation gap	(0.8)%	(7.9)%	2.7%	1.5%	(9.0)%

Critical Accounting Policies

      The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, described below are certain Teva accounting policies that are relatively more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments. Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Please refer to Note 1 to Teva’s consolidated financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of all of Teva’s significant accounting policies.

Revenue Recognition and Sales Reserves and Allowances

      Revenue is recognized generally when title and risk of loss for the products is transferred to the customer. Provisions for estimated returns, customer volume rebates, chargebacks, discounts and shelf-stock adjustments are established concurrently with the recognition of revenue. Accordingly, reported Net Sales is net of these allowances. The following briefly describes the nature of each provision and how such provisions are estimated.

      Teva has arrangements with certain parties establishing prices for its products for which they independently select a wholesaler from which to purchase. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions for estimating chargebacks are calculated using historical chargebacks experience and wholesaler inventory.

      Under certain conditions the customer is able to return its purchases to Teva. Teva records a reserve for estimated sales returns in accordance with the provision of SFAS No 48, “Revenue Recognition When Right of Return Exists.” Returns reserves are estimated by applying a historical relationship of customer returns to amounts invoiced. Applying historical data the company determines the amount of returned product that is scrapped (destroyed) versus product that is returned to stock (placed back in inventory to be resold).

      Customer volume rebates are offered to key customers to promote loyalty. These rebate programs provide that, upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives a rebate. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement.

      Cash discounts are offered to most customers to encourage prompt payment. Discounts are estimated based on historical discounts taken in relation to sales.

      The custom in the pharmaceutical industry is generally to grant customers shelf-stock adjustments based on the customers’ existing inventory following decreases in the market price of the related product. Provisions for shelf-stock adjustments are determined at the time of the price decline and based on estimated inventory levels.

      Historical data has been adjusted, where applicable, in order to give effect to subsequent events, including primarily, the effect of increased turnover on such provisions.

Income Taxes

      The provision for income tax is calculated based on Teva’s assumptions as to its entitlement to various benefits under the applicable tax laws in the jurisdictions in which it operates. The entitlement to such benefits depends upon Teva’s compliance with the terms and conditions set out in these laws.

      Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing deferred taxes, as it is Teva’s intention to hold these investments, rather than realize them.

      Teva intends to permanently reinvest the amounts of tax-exempt income and does not intend to cause dividend distribution from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

      Teva may incur additional taxes if dividends are distributed out of the income of its non-Israeli subsidiaries. Such additional tax liability has not been provided for as Teva does not expect these companies to distribute dividends in the foreseeable future.

Contingencies

      Teva is from time to time subject to claims arising in the ordinary course of its business, including patent, product liability and other litigation. In determining whether liabilities should be recorded for pending litigation claims, Teva assesses the allegations made and the likelihood that it will successfully defend itself. When Teva believes that it is probable that it will not prevail in a particular matter, it then estimates the amount of the liability based in part on advice of outside legal counsel.

Inventories

      Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw and packaging materials and purchased products — mainly on the “first-in, first-out” basis. Finished products and products in process: raw material and packaging component — mainly on the “first-in, first-out” basis; labor and overhead — on the average basis over the production period.

Valuation of Intangible Assets, Marketable Securities and Long-Lived Assets

Intangible assets:

      Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. As from January 1, 2002, pursuant to FAS 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized but rather is tested for impairment annually. Teva has completed the transitional impairment review of goodwill on January 1, 2002, as required by FAS 142: the various reporting units, for which separately identifiable cash flow information is available, were identified and the fair values of such reporting units were determined using expected future discounted cash flows. Consequently, Teva has determined that there is no indication of impairment with respect to goodwill as of January 1, 2002. Teva has selected December 31 as the date on which it will perform its annual impairment test for indefinite life intangible assets. As of December 31, 2002, no impairment was required.

      Intangible assets consist mainly of marketing and other rights relating to products in respect of which an approval for marketing was provided by the FDA or an equivalent agency. In 2002, in accordance with FAS 142, a review was performed of the remaining estimated useful lives for all recorded intangible assets. As a result of this review, one intangible asset, relating to tradename, was determined to have an indefinite life. Accordingly, as from January 1, 2002, this intangible asset is no longer amortized, but rather tested for impairment at least annually. Other intangible assets are amortized using the straight-line method over their estimated period of useful life. Teva has selected December 31 as the date on which it will perform its annual impairment test for indefinite life intangible assets. As of December 31, 2002, no impairment was required.

Marketable securities:

      Marketable securities consist of held-to-maturity securities, which are debt securities in which Teva has invested with the intention of holding until the maturity dates of the securities, and of equity investments classified as available-for-sale securities which are carried at market value, with unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive income (loss). If it is determined, based on valuations, that a decline in the fair value of any of the investments is other than temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

Long-lived assets:

      On January 1, 2002, Teva adopted FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FAS 144 requires that long-lived assets, to be held and used by an entity, be reviewed for impairment and, if necessary, written down to the estimated fair values, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows.

Allowance for doubtful accounts

      Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. Allowance is made for specific debts doubtful of collection.

Recently Issued Accounting Pronouncements

FAS 143

      In August 2001, the FASB issued FAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” FAS 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, including, but not limited to, clean-up costs, etc. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Teva does not expect the adoption of FAS 143 to have a material effect on its consolidated financial statements.

FAS 146

      In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred. Previously, a liability for an exit cost was recognized at the date of the commitment to an exit plan. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

FIN 45

      In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing such guarantee and to provide certain disclosures. The recognition provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Teva does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

FIN 46

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” FIN 46 classifies entities into two groups: (1) those for which voting interests are used to determine consolidation; and (2) those for which other interests (variable interests) are used to determine consolidation. FIN 46 deals with the identification of Variable Interest Entities and the business enterprise which should include the assets, liabilities, non-controlling interests and results of activities of a Variable Interest Entity in its consolidated financial statements. FIN 46 would become effective during 2003. At this stage, Teva is evaluating the effect of this pronouncement on its consolidated financial statements.

Liquidity and Capital Resources

      On December 31, 2002, Teva’s working capital was $1.4 billion, close to the level reported as of December 31, 2001. Several conflicting trends affected this item. Working capital increased as a result of an increase in cash and cash equivalents and short-term investment, reflecting proceeds of the $450 million convertible senior debenture offering in November 2002, as well as the cash generated from operations during 2002. In addition, substantially higher accounts receivable were recorded in December 2002, as a result of the high sales level of the generic version of Augmentin® towards the end of the year. Serving to lower the working capital figure, $550 million of convertible debt, which was previously included as long term debt and is currently presented as short term debt due to the debenture’s “put option” effective October 2003, which may be exercised in exchange for cash or Teva shares. The exercise of the put option in October 2003 at 103% of stated value by bondholders is dependent upon Teva’s stock price, among other factors.

      In this context it should also be noted that inventories have been built up in connection with the planned rationalization program, and in order to maintain inventories closer to their markets, which Teva believes to be a cost effective measure in light of present geopolitical circumstances (as further discussed below) and the low interest rate environment.

      Cash generated by operations for 2002 amounted to $354 million, as compared with $273 million in 2001. Purchase of fixed assets in 2002 amounted to $160 million, as compared with $115 million in the previous year. In addition, Teva used $156 million of the cash generated to finance the two acquisitions of Teva Classics and Teva Pharmaceutical Fine Chemicals in mid-2002.

      Among the more significant capital expenditures during 2002 were the expansion of Teva’s existing pharmaceutical plants, including the expansion of its existing Copaxone® manufacturing facility to produce Copaxone® pre-filled syringes, expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary; and the deployment of modernized information systems, including Teva USA’s new Enterprise Resource Planning and warehouse management systems.

      In November 2002, Teva raised $450 million by issuing twenty-year convertible senior debentures. Interest on the debentures is payable at 0.375% per annum. The debentures are convertible into Teva ADRs at a conversion price of $42.89 per ADR. Holders of the debentures may require Teva to repurchase the debentures at their principal amount in November 2007, 2012, 2017 and 2022 or upon a change of control or a termination of trading of the Teva shares. The funds from the debentures have been invested in short-term interest-bearing investments.

      In addition to Teva’s financing obligations as reflected by short term debt and long term loans, its major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

      As of December 31, 2002, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2003 — $13.1 million; 2004 — $11.6 million; 2005 — $8.5 million; 2006 — $6.8 million; 2007 and thereafter — $16.8 million.

      Teva is committed to pay royalties to owners of know-how and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, the royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment. Teva has also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% — 3.5% of sales relating to a product or a development resulting from the research funded by the Office of the Chief Scientist. The royalties due to the Government should not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999 — with the addition of dollar LIBOR interest). The maximum amount of the contingent liability in respect of royalties to the Government at December 31, 2002 amounts to $34.4 million.

      Teva entered into joint venture agreements during 2002, with two companies pursuant to which it is to participate in the funding of research and development conducted by these companies in a total amount of $20 million, payable upon achievement of certain milestones. As of December 31, 2002, an amount of $4.3 million was paid by Teva.

      In 2001, Teva entered into agreements with two other companies pursuant to which it is to participate in the funding of research and development conducted by these companies in a total amount of $20 million, payable upon achievement of certain milestones. In addition, Teva has acquired shares in these companies for a total amount of approximately $10 million which are carried at cost and included under investments and other assets.

      Certain of Teva’s loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. Teva currently meets all applicable financial ratios.

      Teva’s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s existing cash is generally invested in short-term investments that bear fixed and floating interest rates.

      Teva continues to review additional opportunities to acquire companies in the generic industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, they may require Teva to draw upon credit lines available to Teva from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

******

      Geopolitical Considerations. As security has become a global issue in the period since September 11, 2001, Teva is committed to taking security seriously on all levels of its management and operations. In the past, Teva has had to operate during regional conflicts. During all of these difficult periods, Teva has always continued to serve its customers and operate in an uninterrupted manner without the market noticing. In order to reinforce its operations and service to its customers during the upcoming anticipated U.S. military action against Iraq, Teva has implemented measures at its corporate headquarters and key operating facilities designed to provide continuity of normal operations and supply during a crisis. Furthermore, Teva has increased inventories to record levels, expanded its supply logistics to include redundant alternatives and enhanced its ability to shift production facilities if necessary.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      The following table sets forth information as to the executive officers and directors of Teva as of March 1, 2003:

Executive Officers

		Officer
Name	Age	Since	Position

Israel Makov	63	1995	President and Chief Executive Officer

Haim Benjamini	63	1988	Vice President — Human Resources
William A. Fletcher	55	1983	Group Vice President — North America, and President and CEO — Teva North America
Chaim Hurvitz(1)	42	1995	Group Vice President International
Meron Mann	51	1989	Group Vice President — Europe, and President and CEO Teva Pharmaceuticals Europe B.V.
Eli Shohet	46	1999	Vice President — Business Development
Dan S. Suesskind	59	1978	Chief Financial Officer
Dr. Ben-Zion Weiner	59	1986	Group Vice President — Global Products

Aharon Agmon	58	1989	Vice President — International Pharmaceutical Sales
Yehuda Arad	56	2003	Vice President — Safety and Ecology
George S. Barrett	47	1999	President & CEO — Teva Pharmaceuticals USA, Inc.
Rodney Kasan	61	1999	Vice President and Chief Technology Officer
Moshe Manor	47	1995	Vice President — Global Products Division
Michael Netz	41	2002	Vice President — Israel Pharmaceutical Sales
Christopher Pelloni	52	2002	Vice President — Global Generic R&D
Dr. Irit Pinchasi	51	2002	Vice President — Innovative R&D
Dr. David Reisman	56	1999	Vice President — Israel Pharmaceutical Operations
Dr. Aharon Schwartz	61	1985	Vice President — Strategic Business Planning and New Ventures
Jacob Winter	52	1991	Vice President — Global Operations
Aharon Yaari	51	2002	Vice President — API Division

Ron Grupel	52	1993	Internal Auditor
Uzi Karniel	60	1979	General Counsel and Company Secretary

(1)	Eli Hurvitz and Chaim Hurvitz are father and son.

Directors

		Director
Name	Age	Since

Eli Hurvitz — Chairman(l)(2)(3)	70	1968
Ruth Cheshin(2)(3)	66	1989
Abraham E. Cohen(4)	66	1992
Leslie Dan(4)	73	2001
Amir Elstein(5)	47	1995
Prof. Meir Heth(4)	70	1977
Prof. Moshe Many(4)	74	1987
Dr. Leora Meridor(6)	56	2002
Dr. Max Reis(5)	75	2001
Prof. Michael Sela(3)	79	1987
Dov Shafir(4)	71	1969
Ory Slonim(7)	60	1998
Harold Snyder(3)	81	1996

(1)	Eli Hurvitz and Chaim Hurvitz are father and son.

(2)	Ruth Cheshin and Eli Hurvitz are sister- and brother-in-law.

(3)	Term ends in 2005.

(4)	Term ends in 2004.

(5)	Term ends in 2003.

(6)	Independent director elected in accordance with the Israeli Companies Law for a three-year term.

(7)	Independent director appointed pursuant to the former Israeli Companies Law for a five-year term.

Executive Officers

      Israel Makov has been the President and Chief Executive Officer of Teva since April 2002. Previously he served as Teva’s Chief Operating Officer from January 1, 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995-1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993-1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991-1993 and Chairman of Axiom Ltd. from 1987-1991. Mr. Makov has also been a director of Bank Hapoalim Ltd. since October 2002. He received his B.Sc. in Agriculture from Hebrew University in 1963 and his M.Sc. in Economics from Hebrew University in 1965.

      Haim Benjamini, Brigadier General (retired) of the Israel Defense Forces, has been with Teva since 1988 as the Vice President — Human Resources. Before joining Teva, Mr. Benjamini was Vice President of Human Resources & Organization at Scitex Corp. Ltd., Israel, from February 1982 through May 1988. He received his B.A. in Social Sciences (Sociology and Political Science) from Hebrew University in 1964 and his M.A. in Organizational Behavior from the University of Chicago in 1980.

      William A. Fletcher has served as Group Vice President — North America since April 2002 and as President and Chief Executive Officer of Teva North America since April 2000. He previously served as President and Chief Executive Officer of Teva USA from 1983 through March 2000. Mr. Fletcher has also served as Vice President-North American Pharmaceutical Sales since 1995. Prior to joining Teva USA, he was Business Development Manager and International Marketing Manager of Synthelabo, a subsidiary of L’Oreal in Paris. He graduated in International Marketing from Woolwich Polytechnic, London (now Greenwich University) in 1969.

      Chaim Hurvitz has served as Group Vice President International since April 2002. He served as Vice President — Israeli Pharmaceutical Sales from January 2002 until April 2002 and was the President of Teva Pharma B.V. and Vice President — European Pharmaceutical Sales from 1995 to 1999. From 1993 to 1994, he served as the General Manager of Teva’s European Office in The Netherlands and from 1990 to 1993 as the head of the pharmaceutical and OTC departments of Abic Ltd., a Teva subsidiary. He received his B.A in Political Science and Economics from Tel Aviv University in 1985.

      Meron Mann has been with Teva since 1978, where he has served as Group Vice President — Europe since 2002 and has been the President and CEO of Teva Pharmaceutical Europe B.V. since 2002. From

1990 to 2002, he served as President of Teva’s Active Pharmaceuticals Ingredients division. He received his M.Sc. in Industrial Engineering from the Haifa Technion-The Israel Institute of Technology in 1978 and his B.Sc. from Tel Aviv University in 1976.

      Eli Shohet has been with Teva since 1986. Since 1999, he has served as Vice President Business Development. He previously served as Chief Economist and assistant to Teva’s CEO (1989-1993), president of Plantex USA (1993-1996) and director of Business Development for Teva’s API division (1996-1999). He received his B.A. in Economics from Bar-Ilan University in 1986.

      Dan S. Suesskind has been with Teva since 1976 and has been Chief Financial Officer since 1978. From 1970 until 1976, he was a consultant and securities analyst with International Consultants Ltd. He received his B.A. in Economics and Political Science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. He served as a director of Teva until 2001. Until 1998, Mr. Suesskind was a director of Lanoptics Ltd. and until 1999 a director of ESC Medical Systems Ltd. He is currently a member of the Jerusalem Foundation, Investment Advisory Committee, Board of Trustees of Hebrew University, Board member of the First International Bank and a board member of Migdal Insurance Company Ltd.

      Dr. Ben-Zion Weiner has been with Teva since 1975 and has been the Group Vice President — Global Products since April 2002. Previously, he served as Vice President — Research & Development from 1986 to 2002. In 1975, he received a Ph.D. in Chemistry from Hebrew University, where he also earned B.Sc. and M.Sc. degrees. He did post-doctorate research at Schering-Plough Corporation in the United States.

      Aharon Agmon has been Vice President — International Pharmaceutical Sales since 1995. During 1994 he served as Vice President — Israel Pharmaceutical Sales. He served as the Managing Director of Teva Medical from 1984 to 1993. He received his B.A. in Economics and Political Sciences from Hebrew University in 1968 and his M.B.A. from Tel Aviv University in 1971.

      Yehuda Arad has served as Teva’s Vice President — Safety and Ecology since January 2003. Before joining Teva, Mr. Arad was Senior Vice President of Rotem Amfert Negev Ltd. from January 2001 through December 2002 and Technical Vice President — Dead Sea Bromine Group from January 1995 through December 2001. He received his B.Sc. in Mechanical Engineering from Polytechnic Institute of New York in 1979 and his M.B.A. from Ben Gurion University in 1998.

      George S. Barrett has served as President and CEO of Teva USA since March 1999. Prior to joining Teva in 1999, Mr. Barrett was President and CEO of Diad Research, a technology start-up based at the Johns Hopkins School of Medicine. From 1991 to 1997, Mr. Barrett was with Alpharma Inc. He began his tenure as President of its subsidiary Barre National, and was appointed President of Alpharma’s U.S. Pharmaceutical group in 1994. From 1981 to 1991, Mr. Barrett held various positions with NMC Laboratories, serving as President from 1988 through its acquisition by Alpharma Inc. Mr. Barrett received his Bachelor’s Degree from Brown University in 1977 and his M.B.A. from New York University in 1988. Mr. Barrett serves as Chairman of the Board of Directors for the Generic Pharmaceutical Industry Association and is a director of The American Foundation for Pharmaceutical Education and The University of Maryland School of Pharmacy.

      Rodney Kasan has been with Teva since 1980. He currently serves as Vice President and Chief Technology Officer prior to that he was Vice President Global Product Development — Generic Pharmaceuticals. He served as Head of Pharmaceutical Research and Development until 1995 and subsequently as Director of Pharmaceutical Research and Development for the Operations Division. He received his degree in Pharmacy in Pretoria, South Africa.

      Moshe Manor has been the Vice President — Global Products Division since 2002. Previously, he served as Vice President of Strategic Product planning from 2000 to 2002, and as Vice President Israel Pharmaceutical Sales from 1995 to 2000. He served as the General Manager of Teva-labeled products in Israel from 1993 to 1994 and as the Marketing Director of the Israeli Pharmaceutical Division from 1989 to 1993. He received his B.A. in Economics from the Hebrew University in 1982 and his M.B.A. from Tel Aviv University in 1985.

      Michael Netz has been with Teva since 1989, when he started as an economist in the Economic and Planning Department. From 1992 to 1998, he was responsible for pharmaceuticals sales to private and institutional pharmacies and was Counterpart Operational Manager of Hungary’s Biogal and in charge of the Branded Generic Business Unit in Israel. From 1998 to 2002, he was General Manager of the Teva-Abic Pharma division. Mr. Netz is now Vice President — Israel Pharmaceutical Sales. He received his B.A. in Economics and Business Administration in 1989 and his M.B.A. in Marketing and International Management in 1993 from Tel Aviv University.

      Christopher Pelloni has been with Teva since November 1997. He is currently Vice President of Global Generic Research and Development (GR&D) . Previously, he was Vice President of GR&D for Teva USA from June 2000 to May 2002 and Senior Director of Pharmaceutical GR&D from November 1997 to June 2000. Prior to that, he served in various management positions with Geneva Pharmaceuticals Inc. during 28 years of service. He received a BS in Business Administration in 1986 and an MBA in 1989 from Regis College (now Regis University), in Denver, Colorado.

      Dr. Irit Pinchasi has been with Teva since 1986, serving in different positions within the Global Innovative R&D Division, and has served as Vice President for the Global Innovative R&D Division since May 2002. Dr. Pinchasi received her Ph.D. in Neurobiochemistry from Tel-Aviv University in 1984, where she also earned her B.Sc. and M.Sc. degrees. She did her post-doctorate research at the Weizmann Institute of Science, Rehovot, Israel.

      Dr. David Reisman has been with Teva since 1980. Since 1999, he has served as Vice President — Israel Pharmaceutical Operations. From 1996 to 1999, he served as quality assurance director of the Chemical Division. He received his Ph.D. in Chemistry from Bar Ilan University in 1985.

      Dr. Aharon Schwartz has been with Teva since 1975 and has served as Vice President Strategic Business Planning and New Ventures since April 2002. He previously served as Vice President — Global Products Division since 1999 and Vice President of the Copaxone® Division from 1995-1999. From 1993 to 1995, he served as Vice President Business Development/ Export Division and served as head of the Pharmaceutical Division from 1989 to 1993. He received his Ph.D. in Chemistry from the Weizmann Institute in 1975.

      Jacob Winter has been with Teva since 1986 and has served as Vice President — Global Pharmaceutical Operations since March 1999. Previously, he served as Vice President/ Manager of the Israeli Pharmaceutical Operations Division from 1991 through 1998. He served as the Manager of Teva’s Jerusalem pharmaceutical plants from 1986 through 1991. He received his B.Sc. in Industrial Engineering and Management from Tel Aviv University in 1976.

      Aharon (Arik) Yaari has served as Vice President — API Division since 2002. He joined Teva in 1981. Among his various assignments in Teva was the Vice President — Marketing and Sales of Teva API and President of Plantex USA. He received his B.A. and M.A. in Economics from Hebrew University in 1981 and 1988.

      Ron Grupel has been the Internal Auditor of Teva since 1993. He received his B.A. in Economics and Accounting in 1975 and his M.B.A. in 1979 from Tel Aviv University.

      Uzi Karniel is serving as General Counsel and Company Secretary. He has been with Teva since 1971. He received his L.L.B. from Hebrew University in 1969. He is a member of the European advisory board of FM Insurance Company Ltd. and a member of the Executive Committee of the Israeli Association of Publicly Traded Companies.

Directors

      Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he was Teva’s President and Chief Executive Officer for over 25 years and has been employed at Teva for over 40 years.

He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of NeuroSurvival Technologies Ltd. (NST) (a private company), Member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University, and a director of Vishay Intertechnology and of Koor Industries Ltd. He served as the President of the Israel Manufacturers Association from 1981 through 1986. He received his B.A. in Economics and Business Administration from Hebrew University in 1957.

      Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational and cultural projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member in many of the city’s most important boards.

      Abraham E. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He is presently a director of Akzo Novel Nv., Chugai Pharmaceutical Co. USA, Pharmaceutical Product Development, Smith Barney World Funds and Vasomedical, Inc.

      Leslie Dan is the Chairman of Novopharm, which he founded and managed until its acquisition by Teva in 2000. Mr. Dan serves on several hospital boards in Canada and is a director of Draxis Pharmaceutical Company and Viventia Biotech.

      Amir Elstein is the Co-General Manager of Intel Electronics Ltd. Jerusalem and has been employed by Intel Corp. since 1982. He received his B.Sc. in Physics and Mathematics from Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics, Hebrew University in 1982. In 1992, he received his diploma of Senior Business Management from Hebrew University.

      Prof. Meir Heth is a Professor at the Law School of the College of Management. He has served in the past as the Chairman of the Board of Teva and Chairman of Teva’s Executive Committee. He served as Chairman of the Board of Bank Leumi Le’Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, he was the Chairman of the Tel Aviv Stock Exchange. Prof. Heth serves as a director at Ofek Securities & Investments and Nilit Ltd.

      Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashqelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Health Care Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He serves as a director at Elbit Medical Imaging since 1997 and Israel Laser Industries between 1994 to 1998. He received his M.D. degree from Geneva University in 1952 and his Ph.D. in Surgery from Tufts University in 1969.

      Dr. Leora (Rubin) Meridor has been a director of TEVA since December 2002. She has been the Chairman of the Board of Bezeq International, Poalim Capital Markets and Walla since 2001. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with Hebrew University and holds a Bachelor’s degree in mathematics and physics, a Master’s degree in Mathematics and a Ph.D. in Economics from Hebrew University, Jerusalem. She serves on several boards of directors (NICE Systems Ltd, Isrolet Ltd., Vitalgo Textile Works Ltd., Weizmann Institute of Science and the New Israeli Opera) and qualifies as an independent director under Israeli law.

      Dr. Max Reis served as the President of Technion Israel Institute of Technology from 1986 until his retirement in 1990. He has a Ph.D. in chemical engineering from the Imperial College . He is a director of Degem Systems Ltd., the Union Bank of Israel and various private companies.

      Prof. Michael Sela is a Professor of Immunology. He was the President of the Weizmann Institute of Science from 1975 through 1985 and has served as a Deputy Chairman of the Board of Governors of the

Weizmann Institute of Science since 1985. He received his Ph.D. degree in Biochemistry from Hebrew University in 1954.

      Dov Shafir, Colonel (retired) of the Israel Defense Forces, serves as a director of Ofer Technologies Ltd.

      Ory Slonim, Advocate, has been an attorney in private practice since 1970. He currently serves as a special consultant to the Israeli defense minister. Mr. Slonim is a director of Migdal Insurance Co., The First International Bank, Investment and Underwriting Ltd. and U. Dori Engineering Construction, Ltd., President of “Variety Club” in Israel and Senior Vice President of Variety International.

      Harold Snyder was Senior Vice President of Teva USA and the former President of Biocraft Laboratories, Inc. Mr. Snyder founded Biocraft Laboratories in 1964. He had previously served as President of Stoneham Laboratories Inc. He received his B.S. in Science from New York University in 1948 and his M.A. in Natural Science from Columbia University in 1950.

Board of Directors

      Pursuant to Teva’s new Articles of Association, which came into effect on January 1, 2002, Teva’s Board of Directors is comprised of 16 directors, of whom 15 shall be elected to the terms described below, in addition to the number of independent directors appointed pursuant to Israeli law as described below (currently two).

      The directors are elected by the shareholders at general meetings of Teva in three classes, each class consisting of up to one-third of the number of directors elected (currently five) and having terms of three years. The directors of only one class are elected at each annual meeting so that the regular term of only one class of directors expires annually and any particular director stands for election only once in each three-year period. The Board of Directors may, by 75% supermajority and not less than nine directors, from time to time change the number of directors of Teva to be so elected by the shareholders at general meetings of Teva in multiples of three, provided that the total number of directors so elected is at least 15.

      The Board of Directors may appoint a director to fill a vacancy on the Board, and such director shall serve for the remainder of the term of the replaced director. All board and committee resolutions must be adopted by a majority of their respective members voting on such resolutions, unless a different majority is provided in Teva’s Articles of Association.

      Teva’s Articles of Association allow for the indemnification, exemption and insurance of its directors and senior officers against certain liabilities that they may incur in connection with the performance of their duties.

Independent Directors

      Under Israeli law, publicly held Israeli companies such as Teva are required to appoint two independent directors. Such independent directors are appointed by the general meetings by special majority and must meet certain non-affiliation criteria — all as provided under Israeli law. An independent director is appointed for an initial term of three consecutive years, and may be reappointed for one additional three-year term. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to independent directors. At present, Mr. Ori Slonim and Dr. Leora Meridor serve in this capacity.

      All directors are entitled to review Teva’s documentation and examine Teva’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of Teva (subject to approval by the Board or by court).

Committees of the Board

      Teva’s Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the

Israel Companies Law. Each committee must include at least one independent director. The Board has appointed audit, remuneration, finance, science and technology, and community affairs committees.

      Israel’s Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include both independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving any transactions with affiliates, as described below under “Item 10 — Additional Information — Memorandum and Articles of Association — Directors’ Powers.” The current members of Teva’s audit committee are Dov Shafir (Chairman), Ory Slonim, Dr. Leora Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth.

Compensation

      The aggregate direct compensation paid or accrued on behalf of all directors and executive officers as a group during 2002 was $8,551,497. This amount includes directors’ fees and expenses for non-employee directors of $319,000 and amounts set aside or accrued to provide pension, retirement or similar benefits of $251,000. This amount does not include $13,128,843 from the exercise of previously granted stock options, nor expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and directors and other fringe benefits commonly reimbursed or paid by companies in Israel. None of the non-employee directors have agreements with Teva that provide for benefits upon termination of service.

      Teva has adopted a number of stock option or stock incentive programs in the past, as have certain of its subsidiaries, principally Teva USA and its predecessor entities, covering either ordinary shares or ADRs. In 2002, Teva’s directors and executive officers were granted an aggregate of 1,640,000 options to purchase 3,280,000 ordinary shares or ADRs, at an average exercise price of $29.16 per share or ADR and an average expiration date in 2009.

      For further information regarding outstanding Teva options, see Note 9 to the Notes to Consolidated Financial Statements.

Share Ownership

      As of February 16, 2003, all the directors and executive officers as a group held 21,884,033 ordinary shares (approximately 8.3% of Teva’s outstanding shares). This figure includes the shares beneficially owned by Leslie Dan, who beneficially owns 1.3% of Teva’s outstanding shares, Eli Hurvitz, who beneficially owns approximately 1.7% of Teva’s outstanding shares, and Harold Snyder, who beneficially owns approximately 2.4% of Teva’s outstanding shares. Such persons are the only directors or officers who hold 1% or more of Teva’s outstanding shares.

Employees and Labor Relations

      As of December 31, 2002, Teva employed approximately 9,600 employees, 3,100 of whom were based in Israel. Approximately 90% of Teva’s employees in Israel are represented by local or national trade unions. Teva considers its labor relations with its employees around the world to be good.

      Israeli law generally requires severance pay upon dismissal or retirement of an employee or, in some circumstances, upon termination of employment for other reasons. See Note 5 to the Notes to Consolidated Financial Statements.

      In North America, Teva employs approximately 2,600 persons, of whom approximately 1,650 are in the United States and 950 are in Canada. Except for 244 employees at certain former Biocraft facilities who are represented under collective bargaining agreements with Drug, Chemical, Cosmetic, Plastic and Affiliated Warehouse Employees Locals 815 (New Jersey) and 688 (Missouri), which are affiliated with the International Brotherhood of Teamsters, none of its employees are represented by labor unions.

      In Holland, Teva’s subsidiary, Pharmachemie employs approximately 550 persons. Most of its employees are represented by labor unions.

      In the United Kingdom, Teva’s subsidiary APS/Berk employs approximately 240 persons. Except for some production employees, most of its employees are not represented by labor unions.

      In Hungary, Teva’s subsidiaries Biogal and Human, its manufacturing and development units, employ approximately 1,900 persons, substantially all of whom are represented by labor unions. Teva’s marketing and distribution units BTP and Human Trade employ together approximately 310 persons. In France, Teva’s subsidiaries Teva Classics and Teva Sante, acquired in midyear from Bayer, employ about 240 persons. Most of the employees are represented by unions.

      In Italy, Teva’s subsidiaries of its API division employ about 300 persons, 200 of them joined Teva through a midyear acquisition of Honeywell Pharmaceutical Fine Chemicals. Teva’s marketing and distribution unit employs about 85 persons. Most of the employees are represented by unions.

      There are an additional 375 persons employed in various small groups around the world.

      Over the past three years, the number of Teva employees by geographic area were as follows:

	December 31,	December 31,	December 31,
Geographic Area	2002	2001	2000

Israel	3,128	2,906	2,661
Europe	3,766	3,427	3,407
North America	2,569	2,543	2,449
Rest of the World	114	110	108

Total	9,577	8,986	8,625

      Grouped by function, approximately 60% of Teva’s employees work in pharmaceutical production, 12% in sales and marketing, 12% in research and development and 12% in general and administrative. Over 35% of Teva’s employees are university graduates.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      To the best knowledge of Teva, as of February 15, 2003, there is no shareholder who beneficially owns 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

      Mr. Leslie Dan, a director of Teva, beneficially owned approximately 2.5 million ordinary shares of Teva (including shares exchangeable for Teva ordinary shares) as of December 31, 2002 representing approximately 1.3% of Teva’s outstanding shares as of such date. As of December 31 2001, Mr. Dan had beneficially owned approximately 16.9 million ordinary shares of Teva (including shares exchangeable for Teva ordinary shares) representing approximately 6.3% of the then outstanding Teva shares.

      In connection with the Novopharm acquisition in 2002, Teva entered into a registration rights agreement with Dan Family Holdings Ltd., an affiliate of Mr. Dan and his children. Under the agreement, Dan Family Holdings Ltd. and certain affiliates of Mr. Dan and his children have the right to request that Teva file a registration statement under the Securities Act (on up to an aggregate of three occasions) covering the sale of certain Teva ordinary shares or ADRs beneficially owned by such persons. In addition, under the agreement, if Teva proposes to register any of its ordinary shares or ADRs, whether or not for sale for its own account, Dan Family Holdings Ltd. and such affiliates of Mr. Dan and his children may require Teva to include all or a portion of such shares or ADRs in the registration and any related underwriting. As a result of various transactions during 2002, Teva believes that the registration rights now apply to up to 9,581,107 ordinary shares beneficially owned by such persons. In general, all fees and expenses of such registration (other than underwriting discounts and selling commissions) will be paid by Teva.

      Under a registration rights agreement entered into in connection with the closing of the Biocraft acquisition in 1996, Harold Snyder, a director of Teva, and certain affiliated trusts have the right to request that Teva file a registration statement under the Securities Act (on up to three occasions) covering the sale of the ADRs owned by such persons. In addition, under the agreement, if Teva proposes to register any of its ordinary shares or ADRs, whether or not for sale for its own account, these persons may require Teva to include all or a portion of such ADRs in the registration and any related underwriting. In general, all fees and expenses of such registration (other than underwriting discounts and selling commissions) will be paid by Teva. However, based on current trading volume of the ADRs on the NASDAQ National Market, these ADRs can be sold without registration under Rule 144 under the Securities Act. As a result, under the terms of the registration rights agreement, these registration rights cannot currently be exercised.

      In 2002 Teva paid Almad Investments CDN $4,267,063 for the rental of office and manufacturing space in Canada. Leslie Dan and his family own Almad.

      As of January 31, 2003, there were 1,110 record holders of ADRs, whose holdings represented approximately 79% of the total outstanding ordinary shares, substantially all of which record holders were in the United States.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements

      See “Item 18 — Financial Statements.”

Export Sales

      Teva manufactures products and chemicals in its facilities in Israel, the United States, Canada and Europe. A substantial amount of these products and chemicals are exported. For a breakdown of Teva’s sales by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects — Results of Operations — Sales — General.”

Legal Proceedings

General

      Teva from time to time seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain generic approval for a product prior to the expiration of the originator patent, Teva must challenge the patent under the procedures set forth in the Waxman-Hatch Act of 1984. To the extent that it seeks to utilize such patent challenge procedures, Teva is involved and expects to be involved in patent litigation regarding the validity or infringement of the originator’s patent. Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe on originator or third party process patents. No provision for these matters has been included in the accounts.

      Teva and its subsidiaries are from time to time subject to claims arising in the ordinary course of their business, including product liability claims. Teva believes that it has meritorious defenses to such claims and legal proceedings pending as of December 31, 2002, and that, in any event, it has adequate product liability insurance to cover material damages related to product liability claims pending as of December 31, 2002.

      Teva’s business inherently exposes it to potential product liability claims. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. As a result, Teva sells and may continue to sell, pharmaceutical products that are not covered by insurance and may also be subject to product liability claims that are not covered by insurance or that exceed Teva’s policy limits.

Pending and Resolved Matters

      In August 2001, Teva USA won a judgment in a patent infringement action in the U.S. Federal District Court in Boston, Massachusetts, brought against it by SmithKline Beecham Corp. and Beecham Group p.l.c. (together, “Beecham”) regarding the U.S. patent covering nabumetone, the active ingredient in Relafen®. The court ruled in Teva USA’s favor. Following the district court’s decision, Teva USA launched its nabumetone product. As the first applicant to challenge the listed patent for this drug, Teva USA had enjoyed a statutory 180-day period of generic marketing exclusivity. In August 2002, the United States Court of Appeals for the Federal Circuit affirmed the district court’s judgment that Beecham’s patent was invalid and did not disturb the district court’s judgment that Beecham’s patent was unenforceable due to inequitable conduct. On January 14, 2003, Beecham’s time to file a petition of certiorari with the U.S. Supreme Court lapsed.

      On December 17, 2001, Teva and Teva USA filed a complaint in the District Court in Boston, Massachusetts against Beecham and GlaxoSmithKline p.l.c. On November 12, 2002, following a favorable decision in the nabumetone action described above, Teva and Teva USA filed an amended complaint against Beecham and GlaxoSmithKline p.l.c., and added Carl J. Rose and Richard K. Anderson as defendants (all defendants collectively, “GSK defendants”). The amended complaint alleges that the GSK defendants unlawfully prevented Teva and Teva USA from manufacturing, marketing and selling generic formulations of Relafen® and asserts claims under the Sherman Act, certain state antitrust and unfair competition statutes, the Massachusetts Consumer Protection Act, and state common law and equitable principles. Teva and Teva USA seek actual damages, including lost profits and loss of market share, trebled, plus their costs of suit, as well as restitution, disgorgement and other equitable relief. The time for the GSK defendants to answer or move to dismiss the amended complaint has not yet expired. Discovery has commenced and a trial date has been set for January 2004.

      Teva USA is a manufacturer of Adipex-P brand phentermine hydrochloride, and has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes to the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding. Based upon the advice of counsel, Teva believes that it has adequate insurance to cover these claims and that the outcome of the remaining litigation in which Teva USA is involved will not have a material adverse effect on Teva’s financial position. No provision for this matter has been included in the accounts.

      Teva’s Hungarian subsidiary, Biogal Pharmaceutical Works Ltd., was sued in July 1999 in the County Court of Debrecen, Hungary by a Hungarian institute (Gyógyszerkutató Intézet Kft) for additional royalties arising out of a series of contracts for the development of a pharmaceutical active ingredient. Although the plaintiff has not made any claims for a specific amount, the court, in an interim decision, ordered Biogal to submit an accounting on the contested terms. Biogal has appealed the decision and, based on the advice of counsel, expects to prevail. No provision for this matter has been included in the accounts.

      On January 13, 2002, a claim was filed in the Tel Aviv District Court by Paka Industries Ltd. against Teva, Teva Assets Ltd., an Israeli subsidiary of Teva, and a senior officer and a former senior officer of Teva Assets, in the amount of approximately $17 million. The claim relates to a 1998 agreement between Paka and Teva Assets, under which Teva Assets sold off the assets (excluding real property) of its plant to the plaintiff. Paka claims to have been deceived and consequently lost the entire investment in the acquired plant. Teva, based on the advice of counsel, believes that its chances of prevailing are good. Accordingly, no provision for this matter has been included in the accounts.

      In August 2000, a claim was filed in the Tel Aviv District Court, and is now pending against Teva, with respect to damages caused to the plaintiff as a result of the use of a product containing the ingredient diethylstilbestrol (“DES”). In May and November 2001, 69 plaintiffs filed an additional claim against Teva, in the District Court of Jerusalem, for damages caused by the use of two products containing DES. In July 2002, the plaintiffs amended their claim to include the Clalit Health Services as a further defendant (in addition to the Ministry of Health). In December 2002, nine women requested the District Court of Jerusalem to join the claim as plaintiffs, while four plaintiffs requested to withdraw from the proceedings. The court has not yet ruled on this matter. The aggregate amount of the two claims is approximately $10 million, not including general damages. Teva is vigorously defending itself against these claims. Because the above claims are still in their early stages, no determination can be made of the likelihood of prevailing in the actions; however, based on the advice of counsel, Teva believes it has meritorious defenses. No provision for this matter has been included in the accounts.

      On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs allege that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs filed a petition to certify the claim as a class action. The plaintiffs have since filed a reply to Teva’s response. Because the claim is still in its early stage, Teva’s counsel is unable to express an opinion as to the merits of the claim. Nevertheless, based on information to date, Teva believes that this matter will not have a material adverse effect on its results of operations and financial condition and that provision for this matter in the accounts is not required.

      Teva USA, along with Elan Corporation, Elan Pharma Ltd. and Biovail Corporation International, were defendants in a patent litigation brought by Bayer AG and Bayer Corporation on May 8, 2000 in the U.S. District Court for the District of Delaware. On July 17, 2000, the court transferred the case to the Northern District of Georgia. Bayer had alleged that Elan’s Nifedipine Extended Release Tablets CC, 30 mg, which are marketed by Teva USA, infringed a Bayer patent. On August 16, 2002, Teva USA was dismissed from the case pursuant to a settlement agreement under which Teva USA did not pay any damages or provide any other consideration.

      Teva USA, along with Biovail, are defendants in two related patent litigations brought by Bayer AG, Bayer Corporation and, in one of the cases, Pfizer Inc. Both cases involve allegations against Teva USA of infringement of the same patent that had been at issue in the above discussed Georgia case and both cases are currently pending in the U.S. District Court for the District of Puerto Rico. The first case was commenced on February 16, 2001 by Bayer AG and Pfizer against Teva USA and Biovail for patent infringement relating to the sale of Biovail’s Nifedipine Extended Release Tablets XL, 60 mg, which are marketed in the United States by Teva USA. The second case was commenced on February 20, 2001 by Bayer Corporation against Biovail and Teva USA for patent infringement relating to the sale of Biovail’s Nifedipine Extended Release Tablets CC, 60 mg, which are also marketed in the United States by Teva USA. The plaintiffs in each of the two cases are seeking enhanced damages and attorneys’ fees in unspecified amounts, preliminary and permanent injunctions, and a recall of the products at issue. Each of these cases is in the pre-trial phase and no provision for these matters has been included in the accounts.

      Teva USA is a named defendant, along with Biovail Corp. and Elan Corporation, plc, in two civil actions currently pending in the federal district courts in the District of Columbia and New York City. Teva is also named as a defendant in the case pending in New York City. The cases allege generally that arrangements between Biovail and Elan relating to sales of Nifedipine Extended Release Tablets CC, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva and Teva USA were not parties. The cases seek injunctive relief, unspecified monetary damages, attorneys’ fees, and costs. Each of the cases is brought on behalf of an alleged class of persons that purchased Nifedipine Extended Release Tablets CC made by Elan or Biovail and sold in the United States by Teva USA. A motion is currently pending before the federal Judicial Panel on Multidistrict Litigation seeking consolidation of these cases with four other cases pending in the District of Columbia and two other cases pending in the Southern District of New York; Teva and Teva USA are not parties in those other cases. Teva USA and Teva (to the extent they remain a defendant in any of these cases) intend to defend vigorously against these claims. These cases are in a very preliminary stage, so it is not possible to assess the likelihood of an unfavorable outcome or the magnitude of any potential loss. No provision for these matters has been included in the accounts.

      In May 2002, Teva USA won a judgment in the U.S. District Court in Norfolk, Virginia in a declaratory judgment action it brought against GlaxoSmithKline (“GSK”) regarding seven U.S. patents related to potassium clavulanate, an active ingredient in Augmentin® (or “amoxiclav”). The court ruled that all seven patents were invalid based on double patenting. GSK has appealed the judgment and oral argument is scheduled for March 5, 2003 on the appeal. Annual sales of the branded product in the U.S. were estimated to be in excess of $1 billion. Following the district court decision, and subsequent FDA approval, Teva USA launched its amoxiclav product, which contains potassium clavulanate. Although Teva believes that the findings of fact and legal conclusions of the district court are well founded and that the decision will be upheld, were GSK to be successful in its appeal, Teva USA could be required to pay damages to GSK related to the sales of Teva USA’s amoxiclav products and enjoined from selling its amoxiclav products. No provision for these matters has been included in the accounts.

      In August 2002, GSK filed a complaint against Teva USA in the Pennsylvania Court of Common Pleas. Ranbaxy Pharmaceuticals, Inc. is a defendant in the same case, though GSK does not allege any connection between Teva USA and Ranbaxy. The Complaint alleges that Teva USA’s amoxiclav products are derived from a strain of Streptomyces clavuligerus stolen from GSK. The complaint asserts causes of action for alleged trade secret misappropriation, unfair competition, and conversion. The suit seeks equitable relief and imposition of a constructive trust related to Teva USA’s amoxiclav products. The case is scheduled to be ready for trial in February 2004. Although Teva believes that the likelihood of GSK prevailing is low, if GSK’s allegations were proven true, Teva USA could be required to pay damages to GSK related to the sales of Teva USA’s amoxiclav products and enjoined from selling its amoxiclav products. No provision for these matters has been included in the accounts.

      On August 5, 2002, Lek Pharmaceuticals d.d. filed a complaint against Teva USA in the United States District Court for the District of New Jersey. Lek has accused Teva USA of misappropriating Lek’s trade secrets and proprietary information pertaining to formulations for Teva USA’s amoxiclav products. In its complaint, Lek seeks equitable relief and unspecified damages. Teva USA filed its answer on September 24, 2002, denying all allegations of wrongdoing. The parties have agreed on a discovery plan and all fact and expert discovery is scheduled to be completed by December 17, 2003. Although Teva believes that the likelihood of Lek prevailing is low, if Lek’s allegations are proven true, Teva USA could be required to pay damages to Lek related to the sales of Teva USA’s amoxiclav products and enjoined from selling its amoxiclav products. No provision for these matters has been included in the accounts.

      Bayer and Bayer’s marketing joint venturer GSK have been named in extensive litigation for personal injuries allegedly related to the use of the product Baycol®, a blood lipid reducing agent, which Bayer withdrew from the market in August 2001. Teva is the manufacturer of gemfibrozil, the generic version of Lopid®, another blood lipid reducing drug, which was at times prescribed in combination with Baycol®. In five cases where there allegedly was concomitant use of Baycol® and gemfibrozil, Teva USA has been named as a co-defendant of Bayer and GSK in the Court of Common Pleas of the Commonwealth of Pennsylvania, County of Philadelphia. The Complaints in each of these cases allege that plaintiff was injured as a result of exposure to gemfibrozil, either alone or in combination with Baycol®. Because these claims are still in their early stages, Teva’s counsel is unable to express an opinion as to their merits. Nevertheless, based upon currently available information, Teva believes that these cases will not have a material adverse effect on its results of operations and financial condition. No provision for these matters has been included in the accounts.

Dividend Policy

      See “Item 3: Key Information — Dividends.”

Significant Changes

      Except as otherwise disclosed in this annual report, there has been no significant change in Teva’s financial position since December 31, 2002.

ITEM 9:	THE OFFER AND LISTING

ADRs

      In February 2000 and in December 2002, Teva effected a 2 for 1 stock split. Each holder of an ordinary share, or an ADR, as the case may be, was issued another share. All figures in this annual report have been adjusted to reflect the stock splits.

      Teva’s ADRs have been traded in the United States since 1982 and were admitted to trading on the Nasdaq National Market in October 1987. The ADRs are quoted under the symbol TEVA. The Bank of New York serves as Depositary for the ADRs. In November 2002, Teva was added to the NASDAQ 100 Index. Each ADR represents one ordinary share.

      The following table sets forth information regarding the high and low prices of the ADR on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low

Last six months:
February 2003	38.50	34.50
January 2003	39.28	37.06
December 2002	39.56	36.57
November 2002	39.53	36.01
October 2002	38.86	32.13
September 2002	34.97	32.28
Last eight quarters:
Q4 2002	39.56	32.13
Q3 2002	34.97	28.58
Q2 2002	34.25	25.85
Q1 2002	32.58	26.77
Q4 2001	34.20	27.17
Q3 2001	37.18	26.75
Q2 2001	32.94	25.62
Q1 2001	34.97	25.44
Last five years:
2002	39.56	25.85
2001	37.18	25.44
2000	39.00	16.06
1999	17.92	9.97
1998	12.50	8.03

      On February 28, 2003, the last reported sale price for the ADRs on the Nasdaq National Market was $37.78. The American Stock Exchange, the Chicago Options Exchange and the Pacific Stock Exchange quote options on Teva’s ADRs under the symbol TEVA.

      Teva’s ADRs are also traded on SEAQ International in London and on the exchanges in Frankfurt and Berlin.

Ordinary Shares

      Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange since 1951. The table below sets forth in U.S. dollars the high and low last reported sale prices of the ordinary shares on the Tel Aviv Stock Exchange during the periods as reported by such Exchange (restated to reflect the stock splits). The translation into U.S. dollars is based on the daily representative rate of exchange published by the Bank of Israel then in effect.

Period	High	Low

Last six months:
February 2003	38.30	35.09
January 2003	38.04	37.34
December 2002	39.79	36.19
November 2002	39.61	35.48
October 2002	36.85	32.53
September 2002	34.54	32.54
Last eight quarters:
Q4 2002	39.79	32.51
Q3 2002	34.54	29.31
Q2 2002	33.73	26.33
Q1 2002	32.39	26.46
Q4 2001	33.75	27.64
Q3 2001	36.36	29.31
Q2 2001	32.53	25.99
Q1 2001	35.76	26.24
Last five years:
2002	39.79	26.33
2001	36.36	25.99
2000	36.79	16.33
1999	17.21	9.91
1998	12.44	8.05

      On February 27, 2003, the last reported sale price of the ordinary shares on the Tel Aviv Stock Exchange was $37.56.

ITEM 10:     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

      Teva’s registration number at the Israeli registrar of companies is 52-001395-4.

Directors’ Powers

      The Israeli Companies Law (the “Companies Law”) requires approval by both the Board of Directors and the audit committee of, among other things, the following actions or transactions:

(a) proposed transactions in which an executive officer or director (an “office holder”) has a direct or indirect personal interest and which is outside the ordinary course of the company’s business, which is not in accordance with market conditions or which may materially influence the earnings, assets or liabilities of the company;

(b) material actions which may otherwise be deemed to constitute a breach of fiduciary duty of any office holder of the company, that are done in good faith and that are in the interest of the company;

(c) terms of service of directors (including terms of their employment as officers of the company); and

(d) indemnification, insurance and exemptions to office holders.

Under the Companies Law, certain other transactions (listed in Section 270 of the Companies Law) that require approval by the Board of Directors and the audit committee may also require shareholder approval (including, in certain cases, a specified percentage of disinterested shareholders).

      An office holder with an interest in any of the above transactions may not be present and may not vote at the Board of Directors and audit committee’s meetings at which such transaction is approved. In cases where the approval of the audit committee is required, the audit committee may only approve such transactions if two independent directors are members of the committee and at least one of them is present at the meeting at which the transaction is approved.

      The Companies Law requires that an office holder promptly disclose any “personal interest” (including a personal interest of certain relatives or a corporation or entity in which the office holder or such relative is an interested party) that he may have, and all related material information known to him, in connection with any existing or proposed transaction by the company and codifies the duty of care and fiduciary duties that an office holder has to the company. The company must approve such transactions as not being adverse to the best interests of the company.

      Neither Teva’s Memorandum or Articles of Association, nor the laws of the State of Israel, mandate retirement or non-retirement of directors at a certain age, or share ownership for a director’s qualification.

Description of Teva Ordinary Shares

      The par value of Teva’s ordinary shares is NIS 0.10 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors.

      Teva’s Board of Directors may declare interim dividends and propose the final dividend with respect to any fiscal year out of profits available for dividends after statutory appropriation to capital reserves. Declaration of a final dividend (not exceeding the amount proposed by the Board) requires shareholder approval through the adoption of an ordinary resolution. All ordinary shares represented by the ADRs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights.

      Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends and the appointment of auditors) requires the affirmative vote of a majority of the shares voting in person or by proxy. Certain resolutions (for example, resolutions amending the Articles of Association and authorizing changes in the rights of shareholders) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the Articles of Association require the affirmative vote of at least 85% of the shares voting in person or by proxy.

      Neither Teva’s Memorandum or Articles of Association, nor the laws of the State of Israel, restrict in any way the ownership or voting of Teva’s ordinary shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

Meetings of Shareholders

      Under the Companies Law, Teva is required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, Teva is required to hold a special meeting:

(1) at the direction of the Board of Directors;

(2) if so requested by two directors or one-fourth of the serving directors; or

(3) upon the request of one or more shareholders who have at least 5% of the issued share capital and at least 1% of the voting rights or one or more shareholders who have at least 5% of the voting rights.

      If the Board of Directors receives a demand to convene a special meeting, it must publicly announce the scheduling of the meeting within 21 days after the demand was delivered. The meeting must then be held no later than 35 days after the notice was made public.

      The agenda at an annual meeting is determined by the Board of Directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold no less than 1% of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

      A notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders register at least 30 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting.

      Under the Companies Law, a shareholder who intends to vote at a meeting must demonstrate that he owns shares in accordance with the regulations. Under these regulations, a shareholder whose shares are registered with a member of a stock exchange (such as NASDAQ or the Tel Aviv Stock Exchange) must provide Teva with an authorization from such member regarding his ownership as of the record date.

Right of Non-Israeli Shareholders to Vote

      Neither the Memorandum of Association, the Articles of Association, nor the laws of the State of Israel restrict in any way the ownership or voting of Teva’s ordinary shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

Change of Control

      Under the Companies Law, a merger requires approval by the Board of Directors and by the shareholders of each of the merging companies. In approving a merger, the Board of Directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may also seek a court order to enjoin or delay the merger if there is an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger.

      Under the Companies Law, a control share acquisition of a public company (in which there is no holder of a control share) and a share acquisition in which, following the purchase, the purchaser holds more than 45% of the voting rights of the company (in case there is no holder of more than 50% of the voting rights) are prohibited unless a special purchase offer is made to all shareholders. Such a special purchase offer requires, among other things, that the Board of Directors of the target company either states its opinion regarding the expedience of the purchase offer or state why it cannot state its opinion.

FOREIGN EXCHANGE REGULATIONS

      Nonresidents of Israel who purchase ADRs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, as well as the proceeds of any sale of the ordinary shares in Israel into freely reportable dollars, at the rate of exchange prevailing at the time of conversion.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the principal U.S. federal income tax consequences to U.S. Holders (as defined below) of ADRs who hold such securities as capital assets. For purposes of this summary, a “U.S. Holder” means a holder of an ADR that is:

•	a citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      This summary of United States income tax laws is based on the United States Internal Revenue Code (the “Code”), its legislative history, existing and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service, all as of the date of this annual report and all of which are subject to change (including changes in interpretation), possibly with retroactive effect.

      The discussion set forth below is intended only as a summary of the principal U.S. federal income tax consequences to U.S. Holders of ADRs and does not purport to be a complete analysis of all potential tax consequences of owning ADRs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of the voting securities, investors that hold ordinary shares or ADRs as part of a straddle or hedging or conversion transaction, or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. Investors are advised to consult their tax advisors with respect to the tax consequences of the ownership of ADRs, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on U.S. taxation.

Holder for U.S. Federal Income Tax Purposes

      For purposes of the Code, a holder of ADRs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADRs.

Taxation of Dividends

      The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income to the extent paid out of current or accumulated earnings and profits, determined for U.S. federal income tax purposes. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.

      U.S Holders may claim the amount of any Israeli income taxes withheld as either a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions but instead utilize the standard deduction may not claim the amount of the Israeli income taxes withheld as a deduction from their gross income, but such amounts may be taken as a credit against the individual’s U.S. federal income tax liability. The Code sets forth complex limitations on the amount of the credit, which varies in application from taxpayer to taxpayer. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the amount of U.S. federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credits in any year may not exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. However, pursuant to a de minimis exception certain individuals may claim a credit of up to $300 ($600 for joint filers) without being subject to these limitations.

      U.S. tax law provides that foreign tax credits are not allowed for withholding taxes imposed in respect of short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic benefit, after non-U.S. taxes, is insubstantial. U.S. Holders should consult their tax advisors concerning the application of these rules in light of their particular circumstances.

Taxation of the Disposition of ADRs

      Upon the sale or exchange of ADRs, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADRs. Such gain or loss will be capital gain or loss if the ADRs were capital assets in the hands of the U.S. Holder. There are different tax rates that may apply depending upon the date of sale, the holding period and the individual’s marginal rate of tax. In general, the capital gain of a non-corporate U.S. Holder is subject to tax at ordinary rates for ADRs held for one year or less and to a maximum tax rate of 20% for ADRs held for more than one year.

      The surrender of ADRs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

U.S. Information Reporting and Backup Withholding

      A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ADR unless the U.S. Holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. Holder may also be subject to backup withholding at a rate of 31% with respect to dividends or proceeds from the sale or disposition of an ADR unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is furnished to the Internal Revenue Service.

      U.S. Holders should review the summary below under “Israeli Taxation” for a discussion of the Israeli taxes which may be applicable to them.

ISRAELI TAXATION

Corporate Tax Rate

      The regular corporate tax rate in Israel is 36% for undistributed earnings. However, Teva’s effective consolidated tax rates (before deduction of one-time charges) for the years ended December 31, 2000, 2001 and 2002 were 24.4%, 19.6% and 17.0%, respectively, since part of Teva’s income is derived from Approved Enterprises (as discussed below) and operations outside of Israel.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

      Teva and certain of its Israeli subsidiaries currently qualify as Industrial Companies pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including a deduction of 12.5% per annum of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as Industrial Companies can claim special rates of depreciation such as up to 40% on a straight line basis for industrial equipment.

      Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. Teva cannot assure you that Teva or any of its Israeli subsidiaries that presently qualify as “Industrial Companies” will continue to qualify as such in the future, or that the benefits will be granted in the future.

Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

      Industrial projects of Teva and certain of its Israeli subsidiaries have been granted the status of an “Approved Enterprise” under the Investment Law. This law provides that capital investments in production facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific program, based upon criteria set in the certificate of approval. In addition, certain financial benefits are available (as discussed below). In the event that Teva and its subsidiaries which have been granted Approved Enterprise status are operating under more than one approval or that their capital investments are only partly approved (a “Mixed Enterprise”), their effective corporate tax rate will be the result of a weighted combination of the various applicable rates.

      Income derived from an Approved Enterprise is subject to a tax rate of 25%, rather than the usual rate of 36%, for a period of seven years, commencing with the year in which the Approved Enterprise first generates taxable income. This period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier.

      Teva is a “Foreign Investors Company” (“FIC”), as defined by the Investment Law, and is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Because its current level of foreign ownership is more than 49%, its Approved Enterprise income is taxable at a 20% rate. The period of such benefit is ten years, commencing with the year in which the Approved Enterprise first generates taxable income. This ten-year period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Unless extended, FIC benefits are granted to enterprises seeking approval not later than December

31, 2002. We cannot assure you that Teva will continue to qualify as an FIC in the future, or that the benefits will be granted in the future.

      Most of the projects of Teva and certain of its subsidiaries were granted Approved Enterprise status for which the companies elected to apply for alternative tax benefits — waiver of grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income is for a period limited to two to ten years, depending upon the location of the enterprises. During the remainder of the benefits period (until the expiration of ten years), a corporate tax rate of 20% as above will apply.

      Dividends paid by companies owning Approved Enterprises, the source of which is income derived from an Approved Enterprise during the benefits period, are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends are paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

Taxation of Non-Israeli Subsidiaries

      Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

Income Taxes on Dividends Distributed by Teva to Non-Israeli Residents

      Dividends distributed by an Israeli company to non-Israeli residents are subject to a 25% tax to be withheld at source (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

      Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel.

      A non-resident of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

      Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic capital gains tax rate applicable to corporations effective until December 31, 2002 had been 36%, and the maximum tax rate for individuals had been 50%. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

      In addition, if the ordinary shares are traded on the Tel Aviv Stock Exchange (or listed on a stock exchange recognized by the Israeli Ministry of Finance), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

      The U.S.-Israeli Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, including Teva, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Recent Tax Reform Legislation

      In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel’s tax law (the “Tax Reform Legislation”) generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

DOCUMENTS ON DISPLAY

      Teva files annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and the Woolworth Building, 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. Teva began filing through the EDGAR system beginning on October 31, 2002.

      Teva’s ADRs are quoted on the Nasdaq National Market. You may inspect reports and other information concerning Teva at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      Information about Teva is also available on its website at http://www.tevapharm.com. Such information on its website is not part of this annual report.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

      Teva takes various measures to compensate for the effects of both inflation and devaluation. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of Teva’s principal operating currencies, the U.S. dollar, the NIS, the Euro, the Canadian dollar (CAD), the British pound (GBP) and the Hungarian Forint (HUF). These measures are mainly designed to deal with general economic trends and exposures to Teva as a whole, and therefore most of the costs and benefits of such measures are not allocated to specific income statement line items, but are concentrated to a large extent under the caption “financial expenses — net”.

      Teva can borrow funds in NIS, U.S. dollars or any other major currency. Given that Teva’s functional currency is the U.S. dollar, Teva would logically prefer to borrow in U.S. dollars. However, to provide a “natural” hedge against the potential erosion of shekel-based financial assets, Teva also borrows funds denominated in shekels. During 2002 while the average interest on the Israeli shekel borrowings was 7.5%, those costs were compensated by the annual devaluation of 13%. Teva uses financial instruments and derivatives in order to limit its exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose Teva to additional exchange rate or interest rate risks because the derivatives are held to hedge corresponding assets owned by Teva. No derivative instruments are entered into for trading purposes.

      Teva’s derivative transactions during 2002 were executed through Israeli banks and foreign banks, including Hungarian banks. In the opinion of Teva’s management, the credit risk of these banks is de minimis.

Exchange Rate Risk Management

      Teva’s functional currency and that of most of its consolidated subsidiaries is the U.S. dollar, with the exception of its European and Canadian subsidiaries, where the functional currency is the local currency in each country.

      Accordingly, in Teva’s subsidiaries in which the functional currency is the U.S. dollar, Teva covers itself against exposure deriving from the gap between current assets and current liabilities in each currency other than the U.S. dollar (“balance sheet exposure”). The majority of the balance sheet exposure in such subsidiaries is in European currencies and Israeli shekels. In Teva’s European subsidiaries, protection is taken against the gap between current assets and current liabilities in currencies other than the functional-local currency (generally against the U.S. dollar and other European currencies). Teva strives to limit its exposure through “natural” hedging, i.e., attempting to have similar levels of assets and liabilities in any one currency. Thus, for example, borrowings for acquisitions and borrowings for activities of acquired companies are generally taken in the functional currency of such companies. The rest of the exposure, which is not set off naturally, is covered by the use of derivative instruments. To the extent possible or desirable, this is done on a consolidated basis.

      In certain cases, Teva protects itself against exposure from a specific transaction — for example, the acquisition of a company or a large investment in assets — which is done in a currency other than the functional currency. To a large extent Teva uses the “Cylinder strategy” (purchasing calls on the dollar, usually together with writing put options on the dollar at a lower exchange rate). Teva usually limits the hedging transactions to three-month terms.

      The table below details the balance sheet exposure, by currency and geography, as at December 31, 2002 (at fair value in millions). All data in the table has been converted for convenience into U.S. dollar equivalents.

	US		English	Canadian	New Israeli
	Dollar	Euro	Pound	Dollar	Shekel	Total

Israel	—	58		8	(20)	86
European Union	17	—	19	—	—	36
Canada	(13)	—	—	—	—	13
Hungary	152	34	13	1	—	200
Total	182	92	32	9	20	335

Explanatory notes:

1.	Total exposure is the summation of the absolute value figures.

2.	The data under Euro, both in the foregoing and the following tables, includes exposures in the currencies of all the countries that joined the European Union.

Net Exposure:

	EUR/USD	GBP/USD	CAD/USD	NIS/USD

Exposure after setting off positions	41	19	21	(20)
Natural Hedge	25	—	11	—
Net Exposure	16	19	10	(20)

The set-off does not include exposure against the HUF.

      The table below details (in millions) the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as at December 31, 2002 and is presented in U.S. dollar equivalent terms.

		Hedging
		Value		Fair Value		2002 Weighted
	Cross					Average Settlement
Currency	Currency	2002	2001	2002	2001	Prices/Strike Prices

Forward:
Euro	HUF	29	22	29	22	256.08
GBP	HUF	10	6	10	6	382.17
USD	HUF	120	49	120	49	262.29
Canadian Dollar	HUF	2	—	2	—	152.23
New Israeli Shekel	USD	5	—	5	—	4.89
Canadian Dollar	USD	2	—	2	—	1.57
Options:
New Israeli Shekel	USD	15	25	—	0	5.02
Canadian Dollar	USD	8	6	—	0	1.57
Euro	USD	38	18	—	0	0.99
USD	HUF	22	—	—	—	241.38
Euro	HUF	9	—	—	—	243.94
GBP	HUF	2	—	—	—	378.00
Total		262	126	168	77

Explanatory notes:

1.	An option’s value reflects its fair value disregarding the notional amount represented by such an option.

2.	See explanatory note 2 in the preceding table.

3.	In addition to the above, Teva protects itself for the next 12 months against Operational Exposure.

Interest Rate Risk Management

      The majority of Teva’s debt bears interest at a fixed rate primarily as a result of the issuance of three series of senior convertible debentures over the last three years — $550 million in 2000 with a coupon of 1.5%, $360 million in 2001 with a coupon of 0.75% and $450 million in 2002 with a coupon of 0.375%. In addition to the debentures, Teva’s fixed interest bearing debt also includes the $110 million of senior notes issued to U.S. institutional investors in three series: $20 million due 2005, $75 million due 2008 and $15 million due 2018, and Missouri Economic Development Bonds. The blended fixed interest rate of the senior notes is approximately 6.9% per annum, and the Missouri Economic Development Bonds bear floating or fixed interest rates according to a particular formula.

      During 2002, Teva entered into a number of swap agreements with respect to a series of $75 million principal amount of senior notes due 2008. As a result of these agreements Teva is currently paying an effective interest rate of Libor plus 0.9% on $30 million of these notes and a fixed rate of 4.5% on the remaining $45 million of these notes, as compared to the original 6.9% fixed rate.

      The remaining debt consists of bank loans at floating interest rates. In currencies other than Israeli shekels, these borrowings are usually linked to the relevant LIBOR plus a spread of 0.2%—0.7%. Part of Teva’s Canadian subsidiary debt is at floating rate based on the Canadian bankers acceptance rate +0.65%. In Israel, most borrowings are NIS demand loans bearing interest rates set at the inter-bank rate plus a spread of 0.35%.

      The excess of funds is invested in the United States primarily in short-term investments. As of December 31, 2002, the average maturity of the portfolio was May 2003, with average credit quality of AA+ and a minimum credit quality of BBB+.

      Teva’s liabilities, the average interest they bear and their repayment schedule by currencies as at December 31, 2002 are set forth in the table below in U.S. dollar equivalent terms (in millions).

	Total	Interest						2008 &
Currency	Amount	Rate	2003	2004	2005	2006	2007	Thereafter

Fixed interest-Debentures:
US Dollar	1,506	0.375%- 7%	570	7	20			909
Floating Rates:
US Dollar
New Israeli Shekel	14	9.25%	14
Euro	240	4%	129		111
English Pound	31	4%			31
Canadian Dollar	109	3.5%	31			78
Total	1900	—	744	7	162	78		909

Explanatory note:

See explanatory note 2 in the preceding table.

PART II

ITEM 15:     CONTROLS AND PROCEDURES

      (a) Disclosure controls and procedures. Teva’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of its disclosure controls and procedures within the 90 days prior to the date of filing of this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that Teva has in place appropriate controls and procedures designed to ensure that information required to be disclosed by Teva in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

      (b) Internal controls. Since the date of the evaluation described above, there have not been any significant changes in Teva’s internal controls or in other factors that could significantly affect those controls.

PART III

ITEM 18:	FINANCIAL STATEMENTS

      (a) Consolidated Financial Statements:

      (b) Financial Statement Schedule:

Page

Report of Independent Accountants	S-1
Schedule II — Valuation and Qualifying Accounts	S-2

ITEM 19:	EXHIBITS

1.1	Memorandum of Association(1)(2)
1.2	Restated Articles of Association(1)(3)
2.1	Amended and Restated Deposit Agreement, dated February 12, 1997, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of ADRs(4)
2.2	Form of American Depositary Receipt(4)
2.3	Indenture, dated as of October 11, 2000, by and among Teva Pharmaceutical Finance, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee(5)
2.4	Form of Global Debentures (included in Exhibit 2.3)
2.5	Indenture, dated as of August 20, 2001, by and among Teva Pharmaceutical Finance, NV, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee(6)
2.6	Form of Global Debentures (included in Exhibit 2.5)
2.7	Indenture, dated as of November 18, 2002, by and among Teva Pharmaceutical Finance B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee(3)
2.8	Form of Global Debentures (included in Exhibit 2.7)
2.9	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.
4.1	Purchase Agreement, dated February 1, 2000, between Dan Family Holdings Ltd. and Almad Investments Limited and 1377077 Ontario Inc. and Teva Pharmaceutical Industries Ltd. and related exhibits, relating to the acquisition of Novopharm Limited(7)
4.2	Amending and Indemnity Agreement, dated as of April 4, 2000, between Dan Family Holdings Ltd., Almad Investments Limited, 1377077 Ontario Inc., Teva Pharmaceutical Industries Ltd., Novopharm Limited and Leslie L. Dan and related exhibits, relating to the acquisition of Novopharm Limited(8)
8	Subsidiaries of the Registrant
10.1	Consent of Kesselman & Kesselman
10.2	Consent of KPMG Hungaria Kft
10.3	Consent of Ehrenkrantz Sterling & Co. LLC
10.4(i)	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.4(ii)	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	English translation or summary from Hebrew original, which is the official version.
(2)	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
(3)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
(4)	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-11474).
(5)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-13126).
(6)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-140106).
(7)	Incorporated by reference to Exhibit 10.5(i) to Teva’s Annual Report on Form 20-F for the year ended December 31, 1999.
(8)	Incorporated by reference to Exhibit 10.5(ii) to Teva’s Annual Report on Form 20-F for the year ended December 31, 1999.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ DAN S. SUESSKIND

Name: Dan S. Suesskind
Title: Chief Financial Officer

Date: March 4, 2003

CERTIFICATIONS

I, Israel Makov, certify that:

1.	I have reviewed this annual report on Form 20-F of Teva Pharmaceutical Industries Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ISRAEL MAKOV

Israel Makov
Chief Executive Officer

Date: March 4, 2003

CERTIFICATIONS

I, Dan S. Suesskind, certify that:

1.	I have reviewed this annual report on Form 20-F of Teva Pharmaceutical Industries Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ DAN S. SUESSKIND

Dan S. Suesskind
Chief Financial Officer

Date: March 4, 2003

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

Page

REPORT OF INDEPENDENT AUDITORS	F-2
CONSOLIDATED FINANCIAL STATEMENTS:
Statements of income	F-3
Balance sheets	F-4
Statements of changes in shareholders’ equity	F-5
Statements of cash flows	F-6 – F-7
Notes to financial statements	F-8 – F-43
REPORTS OF INDEPENDENT AUDITORS WITH RESPECT TO SUBSIDIARIES	F-44 – F-45

The amounts are stated in U.S. dollars ($) in millions.

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

      We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited (the “Company”) and its subsidiaries as of December 31, 2002 and 2001 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries whose sales included in consolidation constitute approximately 16% of total consolidated sales for the year ended December 31, 2000. The financial statements of those subsidiaries were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based on the reports of the other independent auditors.

      We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

      In our opinion, based upon our audits and the reports of the other independent auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

      As discussed in note 1g, effective January 1, 2002, the Company changed its method of accounting for goodwill and other indefinite life intangible assets, to conform with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”.

/s/ KESSELMAN & KESSELMAN

Kesselman & Kesselman
Certified Public Accountants (Isr.)

Tel-Aviv, Israel

February 17, 2003

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited,

a company limited by guarantee registered in England and Wales.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31

	2002	2001	2000

	(U.S. dollars in millions, except
	earnings per ADR)
Net sales	$2,518.6	$2,077.4	$1,749.9
Cost of sales	1,423.2	1,230.1	1,058.0

Gross profit	1,095.4	847.3	691.9
Research and development expenses:
Total expenses	192.6	168.6	132.3
Less — participations and grants	27.6	61.4	27.7

	165.0	107.2	104.6
Selling, general and administrative expenses	406.4	358.1	301.0
Restructuring expenses		15.7
Acquisition of research and development in process			35.7

Operating income	524.0	366.3	250.6
Financial expenses — net	24.6	26.0	42.2

Income before income taxes	499.4	340.3	208.4
Income taxes	84.8	63.6	59.6

	414.6	276.7	148.8
Share in profits (losses) of associated companies — net	(2.7)	0.8	0.4
Minority interests in losses (profits) of subsidiaries — net	(1.6)	0.7	(0.8)

Net income	$410.3	$278.2	$148.4

Earnings per ADR:
Basic	$1.55	$1.05	$0.58

Diluted	$1.52	$1.02	$0.57

Weighted average number of ADRs (in millions):
Basic	264.5	264.5	257.9

Diluted	280.8	280.9	263.7

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31

	2002	2001

	(U.S. dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$809.9	$768.9
Short-term investments	235.7	21.2
Accounts receivable:
Trade	855.8	651.2
Other	218.9	166.4
Inventories	781.1	570.2

Total current assets	2,901.4	2,177.9
Investments and other assets	313.5	141.9
Property, plant and equipment, net	675.4	554.2
Intangible assets and debt issuance costs, net	176.2	120.1
Goodwill	560.3	466.1

Total assets	$4,626.8	$3,460.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term credit	$176.1	$206.5
Accounts payable and accruals	785.7	531.6
Convertible senior debentures	562.4

Total current liabilities	1,524.2	738.1

Long-term liabilities:
Deferred income taxes	43.7	39.0
Employee related obligations	63.2	53.3
Loans and other liabilities	351.4	334.9
Convertible senior debentures	810.0	912.0

Total long-term liabilities	1,268.3	1,339.2

Commitments and contingencies, see note 8
Total liabilities	2,792.5	2,077.3

Minority interests	4.9	2.2

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; December 31, 2002 and 2001: authorized — 999.6 million and 499.6 million, respectively; issued and outstanding — 263.2 million and 256.2 million, respectively	33.9	31.0
Additional paid-in capital	481.5	480.6
Deferred compensation	(0.1)	(0.2)
Retained earnings	1,345.7	970.4
Accumulated other comprehensive income (loss)	17.3	(58.5)
Cost of Company shares held by subsidiaries — December 31, 2002 and 2001 — 4.6 million and 4.5 million ordinary shares, respectively	(48.9)	(42.6)

Total shareholders’ equity	1,829.4	1,380.7

Total liabilities and shareholders’ equity	$4,626.8	$3,460.2

/S/ E. HURVITZ	/S/ I. MAKOV

E. Hurvitz Chairman of the Board	I. Makov President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares
						Accumulated	Cost of
	Number of		Additional			other	Company
	shares (in	Par	paid-in	Deferred	Retained	comprehensive	shares held by
	millions)	value	capital	compensation	earnings	income (loss)	subsidiaries	Total

	(U.S. dollars in millions)
Balance at January 1, 2000	250.1	$31.0	$163.6	$(1.4)	$608.9	$(29.2)	$(25.6)	$747.3
Changes during 2000:
Net income					148.4			148.4
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies						(22.6)		(22.6)
Unrealized holding losses on available-for-sale securities — net						(0.8)		(0.8)
Total comprehensive income								125.0

Deferred compensation related to employee stock option plans			0.1	(0.1)
Amortization of deferred compensation related to employee stock option plans				0.8				0.8
Exercise of options by employees	1.3	*	9.3					9.3
Dividends					(29.0)			(29.0)
Exercise of warrants	0.3	*	0.6					0.6
Shares issued in connection with the acquisition of Novopharm (note 2a)	4.2	*	73.6					73.6
Special shares that are exchangeable into 12.8 million ordinary shares issued in connection with the acquisition of Novopharm (note 2a)			226.4					226.4
Cost of acquisition of Company shares, net of proceeds from sale			2.7				(5.4)	(2.7)

Balance at December 31, 2000	255.9	31.0	476.3	(0.7)	728.3	(52.6)	(31.0)	1,151.3
Changes during 2001:
Net income					278.2			278.2
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies						(6.4)		(6.4)
Unrealized holding gains on available-for-sale securities — net						0.5		0.5

Total comprehensive income								272.3
Deferred compensation related to employee stock option plans			0.3	(0.3)
Amortization of deferred compensation related to employee stock option plans				0.8				0.8
Exercise of options by employees	0.3	*	3.9					3.9
Dividends					(36.1)			(36.1)
Cost of acquisition of Company shares, net of proceeds from sale			0.1				(11.6)	(11.5)

Balance at December 31, 2001	256.2	31.0	480.6	(0.2)	970.4	(58.5)	(42.6)	1,380.7
Changes during 2002:
Net income					410.3			410.3
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies						85.6		85.6
Unrealized holding losses on available-for-sale securities — net						(9.8)		(9.8)

Total comprehensive income								486.1
Amortization of deferred compensation related to employee stock option plans				0.1				0.1
Exercise of options by employees	0.5	*	5.8					5.8
Dividends					(35.0)			(35.0)
Ordinary shares issued in exchange for special shares (note 2a)	6.5	*	*
Distribution of stock dividend		2.9	(2.9)
Cost of acquisition of Company shares, net of proceeds from sale			(2.0)				(6.3)	(8.3)

Balance at December 31, 2002	263.2	$33.9	$481.5	$(0.1)	$1,345.7	$17.3	$(48.9)	$1,829.4

*	Represents an amount of less than $ 0.1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2002	2001	2000

	(U.S. dollars in millions)
Cash flows from operating activities:
Net income	$410.3	$278.2	$148.4
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows*(1)	84.5	132.2	131.4
Changes in certain assets and liabilities*(1)	(141.1)	(137.2)	(114.2)

Net cash provided by operating activities*(2)	353.7	273.2	165.6

Cash flows used in investing activities:
Purchase of property, plant and equipment	(160.4)	(114.8)	(89.4)
Investment grants relating to property, plant and equipment			1.9
Acquisition of subsidiaries*(3)	(156.3)		(8.0)
Acquisition of intangible assets	(25.2)	(19.3)	(22.5)
Proceeds from sale of property, plant and equipment	24.3	5.1	26.2
Proceeds from sale of long term investments	4.0
Acquisition of long-term investments and other assets	(202.4)	(45.0)	(5.7)
Net decrease (increase) of short-term investments	(148.9)	(16.6)	13.2

Net cash used in investing activities	(664.9)	(190.6)	(84.3)

Cash flows from financing activities:
Proceeds from exercise of options by employees	8.5	5.2	12.1
Cost of acquisition of Company shares, net of proceeds from sale	(6.3)	(11.6)	(5.4)
Proceeds from exercise of warrants			0.6
Proceeds from issuance of convertible senior debentures, net of issuance costs (2002 — $10.8 million; 2001 — $7.7 million; 2000 — $12.6 million)	439.2	352.3	537.4
Long-term loans and other long-term liabilities received		82.4	136.2
Discharge of long-term loans and other long-term liabilities	(3.9)	(64.2)	(309.6)
Net decrease in short-term credit	(53.4)	(64.7)	(78.0)
Dividends paid	(46.6)	(32.8)	(27.6)

Net cash provided by financing activities	337.5	266.6	265.7

Translation differences on cash balances of certain subsidiaries	14.7	(0.9)	(3.6)

Net increase in cash and cash equivalents	41.0	348.3	343.4
Balance of cash and cash equivalents at beginning of year	768.9	420.6	77.2

Balance of cash and cash equivalents at end of year	$809.9	$768.9	$420.6

* See details on page F-7.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2002	2001	2000

	(U.S. dollars in millions)
(1)Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	$96.8	$109.1	$95.0
Deferred income taxes — net	(31.7)	(0.9)	(3.3)
Restructuring expenses		14.2
Acquisition of research and development in process			34.4
Increase in employee related obligations	6.0	8.2	7.0
Amortization of deferred compensation related to employee stock option plans	0.1	0.8	0.8
Capital gains	(7.5)	(1.3)	(0.4)
Share in losses (profits) of associated companies — net	2.7	(0.8)	(0.4)
Minority interests	1.6	(0.7)	0.8
Other items — net	16.5	3.6	(2.5)

	$84.5	$132.2	$131.4

Changes in certain assets and liabilities:
Increase in accounts receivable	$(101.8)	$(147.4)	$(115.5)
Increase in inventories	(149.1)	(73.4)	(56.2)
Increase in accounts payable and accruals	109.8	83.6	57.5

	$(141.1)	$(137.2)	$(114.2)

(2)Supplemental disclosure of cash flow information:
Interest paid	$25.1	$36.6	$47.3

Income taxes paid	$54.2	$89.4	$36.5

(3)Acquisition of subsidiaries (in 2002 and 2000):
Assets and liabilities of the subsidiaries upon acquisition:
Working capital (excluding cash and cash equivalents)	$18.7		$(100.5)
Long-lived assets other than goodwill	60.0		157.7
Long-term liabilities	(36.1)		(112.6)
Minority interests in subsidiary at date of acquisition			0.1
Research and development in process			34.4
Goodwill arising on acquisition	80.1		255.3

Cost of investment in shares	122.7		234.4
Acquisition of shareholders loan	33.6
Issuance of special shares exchangeable into ordinary shares of the Company (note 2a)			(226.4)

Cash paid — net	$156.3		$8.0

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Significant Accounting Policies

      a.     General:

Operations

      Teva Pharmaceutical Industries Limited (the “Company”) is an Israeli corporation which, together with its subsidiaries and associated companies (“Teva” or the “Group”), is engaged in development, production, marketing and distribution of products in two reportable operating segments, Pharmaceuticals and Active Pharmaceutical Ingredients.

Functional currency

      The currency of the primary economic environment in which the operations of the Company and its subsidiaries in Israel and in the United States are conducted is the U.S. dollar (“dollar” or “$”), this in view of the overall trend of increasing dollar sales of the Company. Operating expenses (including purchase of materials) incurred in non-Israeli currencies, mainly the dollar, constitute over 50% of the total operating expenses of each of those companies. Most purchases of materials are also made in non-Israeli currencies (mainly the dollar). Thus, the functional currency of these companies is the dollar.

      The functional currency of the remaining subsidiaries and associated companies, mainly European and Canadian companies, is their local currency. The financial statements of those companies are included in the consolidation based on translation into dollars in accordance with Statement of Financial Accounting Standards (“FAS”) 52 of the Financial Accounting Standards Board of the United States (“FASB”): assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented under shareholders’ equity, in the item accumulated other comprehensive income (loss).

Accounting principles

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Use of estimates in the preparation of financial statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. The most significant estimates and assumptions relate to sales reserves and allowances, income taxes, inventories, contingencies and intangible assets impairment. Actual results could differ from those estimates.

b.	Principles of consolidation:

      The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, “subsidiaries” are companies controlled to the extent of over 50%, the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances were eliminated in consolidation; profits from intercompany sales, not yet realized outside the Group, have also been eliminated.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1 — Significant Accounting Policies (continued)

c.	Inventories:

      These are valued at the lower of cost or market. Cost is determined as follows:

      Raw and packaging materials and purchased products — mainly on the “first-in, first-out” basis. Finished products and products in process: raw material and packaging component — mainly on the “first-in, first-out” basis; labor and overhead — on the average basis over the production period.

d.	Investee companies:

      These investments are included among investments and other assets. Companies controlled to the extent of 20% or more, which are not subsidiaries (“associated companies”), are accounted for by the equity method. Other non-marketable investments are carried at cost.

e.	Marketable securities:

      Held-to-maturity securities consist of debt securities, which are carried at amortized cost. At December 31, 2002 and 2001, the carrying value of these securities — which approximated their fair value — amounting to $709.8 million and $20.9 million, respectively, was included among cash and cash equivalents — $371.5 million (2001 — $20.9 million); short-term investments — $223.9 million; and investments and other assets — $114.4 million. These debt securities mature as follows: 2003 — $595.4 million; and 2004 to 2006 — $114.4 million.

      Other marketable securities consist of equity investments classified as available-for-sale securities and presented in investments and other assets. Marketable securities are carried at market value with unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive income (loss). The fair market value, cost and gross unrealized holding losses of such securities at December 31, 2002 were $22.5 million, $31.5 million and $9.0 million, respectively; December 31, 2001 — $15.2 million, $16.0 million and $0.8 million, respectively. In 2002, it was determined that the impairment in value of one the investments was other then temporary. Consequently, the accumulated unrealized loss in the amount of $3.4 million relating to such investment, was charged to financial expenses.

f.	Property, plant and equipment:

      Property, plant and equipment are carried at cost, after deduction of the related investment grants ($11.5 million at December 31, 2002 and 2001). Equipment leased under capital leases is classified as the Group’s assets and included at the present value of lease payments as determined by the lease agreement.

      Interest expenses in respect of loans and credit applied to finance the construction or acquisition of property, plant and equipment, incurred until the assets are ready for their intended use, are charged to cost of such assets. Interest capitalized for each of the years ended December 31, 2002, 2001 and 2000 was less than $1 million.

      Depreciation is computed using the straight-line method over the estimated useful life of the assets: buildings — mainly 25 years; machinery and equipment — 8-12 years; motor vehicles, computer equipment, furniture and other assets — mainly 7 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.

      g.     Goodwill, intangible assets and debt issuance costs:

      Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. In conjunction with the adoption of FAS 141, “Business Combinations”, the Company reclassified an intangible asset relating to assembled work force with a carrying value of $3.8 million net of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1 — Significant Accounting Policies (continued)

income taxes to goodwill. As from January 1, 2002, pursuant to FAS 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized but rather tested for impairment at least annually. Prior to the adoption of FAS 142, goodwill was amortized in equal annual installments, mainly over a period of 30 years. As of January 1, 2002, the Company has completed the transitional impairment review of Goodwill, as required by FAS 142: the various reporting units, for which separately identifiable cash flow information is available, were identified and the fair values of such reporting units were determined using expected future discounted cash flows. Consequently, the Company has determined that there is no indication of impairment with respect to Goodwill as of January 1, 2002. The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test. As of December 31, 2002, no impairment was required.

      Intangible assets consist mainly of marketing and other rights relating to products in respect of which an approval for marketing was received from the US Food and Drug Administration (“FDA”) or the equivalent agencies in other countries. In 2002, in accordance with FAS 142, a review was performed of the remaining estimated useful lives for all recorded intangible assets. As a result of this review, an intangible asset with a carrying value of $29.6 million, relating to tradename, was determined to have an indefinite life. Accordingly, as from January 1, 2002, this intangible asset is no longer amortized, but rather tested for impairment at least annually. Other intangible assets are amortized using the straight-line method over their estimated period of useful life, as follows: marketing and product rights — mainly 12 years; other intangible assets — mainly 5-14 years. The Company has selected December 31st as the date on which it will perform its annual impairment test for the indefinite life intangible asset. As of December 31, 2002, no impairment was required.

      Debt issuance costs in respect of issuance of debentures are deferred and amortized as a component of interest expense over the period from issuance of the debentures through first redemption date.

      h.     Impairment in value of long-lived assets:

      On January 1, 2002, the Company adopted FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, to be held and used by an entity, be reviewed for impairment and, if necessary, written down to the estimated fair values, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows. The adoption of FAS 144 did not have a material effect on the financial position and results of operations of the Company.

      i.     Deferred income taxes:

      Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

      Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred taxes, as it is the Company’s intention to hold these investments, not to realize them.

      Teva intends to permanently reinvest the amounts of tax-exempt income and does not intend to cause dividend distribution from such income (see note 10a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1 — Significant Accounting Policies (continued)

      The Group might incur additional taxes if dividends are distributed out of the income of non-Israeli companies in the Group. Such additional tax liability has not been provided for in these financial statements as the Company does not expect these companies to distribute dividends in the foreseeable future.

      j.     Company shares held by subsidiaries:

      Company shares held by subsidiaries are presented as a reduction of shareholders’ equity, at their cost to the subsidiaries, under cost of Company shares held by subsidiaries. Gains and losses on sale of these shares, net of related income taxes, are carried to additional paid-in capital.

      k.     Revenue recognition:

      Revenue is recognized when title and risk of loss for the products is transferred to the customer. Provisions for estimated returns, customer volume rebates, chargebacks, discounts and shelf-stock adjustments are established concurrently with the recognition of revenue, and are deducted from net sales.

      l.     Research and development expenses:

      Research and development expenses are charged to income as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met.

      m.     Shipping and handling costs:

      Shipping and handling costs, which amounted to $35.9 million, $23.4 million and $19.3 million for the years ended December 31, 2002, 2001 and 2000, respectively, are included in Selling, general and administrative expenses.

      n.     Advertising expenses:

      Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were $28.7 million, $21.4 million and $10.1 million, respectively.

o.	Concentration of credit risks — allowance for doubtful accounts:

      Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2002 and 2001 were deposited with Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

      Most of the Group’s sales are made in North America, Europe and Israel, to a large number of customers. The sales to each of certain two customers constitute approximately 9% of total consolidated sales in the year ended December 31, 2002 (2001 — 8% to each of certain two customers and 2000 — 6% to each of certain three customers).

      In general, the exposure to the concentration of credit risks relating to trade receivables is limited, due to the relatively large number of customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts. The allowance in respect of trade receivables amounts to $30.4 million and $15.6 million at December 31, 2002 and 2001, respectively, and has been determined for specific debts doubtful of collection.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1 — Significant Accounting Policies (continued)

p.	Derivatives:

      The Company carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts and written and purchased currency options). The transactions are designed to hedge the cash flows resulting from existing assets and liabilities and transactions expected to be entered into over the next twelve months, in currencies other than the functional currency. However, except for one interest rate swap transaction, these contracts do not qualify for hedge accounting under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”.

      In 2002, the Company entered into an interest rate swap transaction in respect of a portion of a series of debentures issued in a private placement in 1998. This derivative qualifies as a fair value hedge under FAS 133, and is recognized on the balance sheet at its fair value. The carrying amount of the hedged liability is adjusted for the entire changes in the fair value of the derivative. All other derivatives are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial expenses — net.

q.	Cash and cash equivalents:

      The Group considers all highly liquid investments, which include short-term (up to three months) bank deposits that are not restricted as to withdrawal or use and short-term debentures, the period to maturity of which did not exceed three months at time of investment, to be cash equivalents.

r.	Earnings per American Depository Receipt (“ADR”):

      Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ ordinary shares and ordinary “A” shares (including special shares exchangeable into ordinary shares) outstanding during the year, net of Company shares held by subsidiaries.

      In computing diluted earnings per ADR, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures due 2005, using the if-converted method, by adding to net income interest expense on these debentures and issuance costs, net of tax benefits, and by adding the weighted average number of shares issued upon assumed conversion of these debentures (no account was taken of the potential dilution that could occur upon the conversion of the convertible senior debentures due 2021 and 2022, since as at December 31, 2002 and 2001, the conditions necessary for conversion of these debentures have not been satisfied); and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

      Basic and diluted earnings per ADR are computed after giving retroactive effect to distribution of 100% stock dividend in December 2002 (see note 9a).

s.	Stock based compensation:

      The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. Accordingly, the compensation cost relating to stock options is charged on the date of grant of such options, to shareholders’ equity, under deferred compensation, and is thereafter amortized by the straight-line method and charged against income over the expected service period of the related employees.

      FAS 123, “Accounting for Stock-Based Compensation”, established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1 — Significant Accounting Policies (continued)

such plans. The Company has elected to continue accounting for employee stock option plans according to APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, as amended by FAS 148, for companies electing to apply APB 25.

      The following table illustrates the effect on net income and earning per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year Ended December 31

	2002	2001	2000

	(In millions, except
	earnings per ADR)
Net income, as reported	$410.3	$278.2	$148.4
Add: amortization of deferred compensation related to employee stock option plans, included in consolidated statements of income, net of related tax effect	0.1	0.6	0.6
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	58.6	28.5	13.2

Pro forma net income	$351.8	$250.3	$135.8

Earnings per ADR:
Basic — as reported	$1.55	$1.05	$0.58

Basic — pro forma	$1.33	$0.95	$0.53

Diluted — as reported	$1.52	$1.02	$0.57

Diluted — pro forma	$1.30	$0.92	$0.52

      t.     Comprehensive income:

      Comprehensive income, presented in shareholders’ equity, includes, in addition to net income: (i) translation gains and losses of non-dollar currency financial statements of subsidiaries and associated companies (accumulated balance at December 31, 2002 — gain of $27.4 million; 2001 — loss of $58.2 million); and (ii) unrealized holding losses on available-for-sale securities, net of tax (accumulated balance at December 31, 2002 — $10.1 million; 2001 — $0.3 million).

u.	Recently issued accounting pronouncements:

          1) FAS 143

In August 2001, the FASB issued FAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. FAS 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, including, but not limited to, clean-up costs, etc. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of FAS 143 to have a material effect on its consolidated financial statements.

          2) FAS 146

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. FAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred. Previously, a liability

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1 — Significant Accounting Policies (continued)

for an exit cost was recognized at the date of the commitment to an exit plan. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

          3) FIN 45

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing such guarantee and to provide certain disclosures. The recognition provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

          4) FIN 46

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN 46 classifies entities into two groups: (1) those for which voting interests are used to determine consolidation; and (2) those for which other interests (variable interests) are used to determine consolidation. FIN 46 deals with the identification of Variable Interest Entities (“VIE”) and the business enterprise which should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements. FIN 46 would become effective during 2003. At this stage, the Company is evaluating the effect of this pronouncement on its consolidated financial statements.

      v.     Reclassifications:

      Certain comparative figures have been reclassified to conform to the current year presentation.

Note 2 — Certain Transactions

      a.     Acquisitions:

     2002 acquisitions

      In June 2002, the Company acquired full control and ownership of Honeywell Pharmaceutical Fine Chemicals S.r.l., an Italian manufacturer of active pharmaceutical ingredients (later renamed Teva Pharmaceutical Fine Chemicals S.r.l. — “TPFC”). The acquisition was made in order to broaden Teva’s API product line, which provides strategic depth to its generic business.

      In June 2002, the Company also acquired full control and ownership of Bayer Classics S.A., a French generic pharmaceutical company (later renamed Teva Classics S.A. — “Teva Classics”), as well as a shareholders’ loan of $34 million granted to the acquired company by the vendor. The acquisition was made in order to expand Teva’s presence in the fast growing emerging generic pharmaceutical market in France.

      Total consideration paid for the two acquisitions (including the shareholder’s loan mentioned above and acquisition costs) was $168 million in cash.

      The Company accounted for these acquisitions by the purchase method. The results of operations of TPFC and Teva Classics have been included in the consolidated financial statements of Teva commencing

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2 — Certain Transactions (continued)

the third quarter of 2002. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

U.S. $ in
millions

Current assets	$69.5
Property, plant, and equipment	35.8
Intangible assets	21.3
Other long lived assets	2.9
Goodwill	80.1

Total assets acquired	209.6

Current liabilities	39.1
Long-term liabilities	36.1

Total liabilities assumed	75.2

Net assets acquired	$134.4

      The intangible assets acquired include product rights of $13.6 million and customer lists of $7.7 million, with a weighted-average useful life of 6 years. No in-process research and development was identified.

      Hereafter are certain unaudited pro forma combined statements of income data for the years ended December 31, 2002 and 2001, as if the acquisition of TPFC and Teva Classics occurred on January 1, 2002 and 2001, respectively, after giving effect to purchase accounting adjustments, including amortization of certain identifiable intangible assets, the elimination of intercompany transactions and profits not yet realized outside the Group.

      The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2002 and 2001, respectively, nor is it necessarily indicative of future results.

	Year Ended December 31

	2002	2001

	(U.S. $ in millions)
	(Except earning per ADR)
	(Unaudited)
Net sales	$2,546.8	$2,133.8

Net income	$412.1	$279.2

Earnings per ADR:
Basic	$1.56	$1.06

Diluted	$1.53	$1.02

2000 acquisition

      In 2000, Teva acquired full control and ownership of Novopharm Ltd. (“Novopharm”), a Canadian-based generic company, as well as a shareholders’ loan of approximately $74 million granted to Novopharm by the vendor, and other rights of the vendor. In consideration, the vendor was issued 4.2 million ordinary shares of Teva and 12.8 million special shares that are exchangeable into ordinary

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2 — Certain Transactions (continued)

shares of the Company at his discretion at a one-to-one ratio. The ordinary shares and the special shares — with a total value determined to be $300 million — entitled the holders, assuming full conversion, to approximately 6.2% of the Company’s issued and outstanding share capital at the date of issuance. In addition, in 2000, Teva acquired shares in a subsidiary of Novopharm the latter did not already own for a total amount of $12 million.

      An amount of $34.4 million out of the cost of acquisition was attributed to in-process research and development. This amount was expensed upon acquisition, in accordance with generally accepted accounting principles. Goodwill, representing the excess of cost of acquisition over the fair value of net assets on acquisition date, not attributable to in-process research and development, after adjustments in 2001 and 2002, amounted to $257 million.

      Additional purchase liabilities recorded included $10.5 million for severance pay and related costs associated with the shut-down and consolidation of certain acquired facilities, which was completed in 2002. At December 31, 2002, none of the purchase liabilities in respect of the above were outstanding.

      b.     Cooperation agreements:

          1) With Impax

In June 2001, a subsidiary entered into an agreement with Impax Laboratories, Inc. (“Impax”) under which Teva was granted exclusive U.S. marketing rights and an option to acquire exclusive marketing rights for certain Impax products in the rest of North America, South America, the European Union and Israel. Under the agreement, Teva granted Impax a $22 million loan bearing 8% annual interest, and payable — principal and accrued interest — in 2004 in cash or in Impax stock, unless previously forgiven. Pursuant to the agreement, portions of the loan (principal and accrued interest) are to be forgiven upon the achievement by Impax of certain milestones. If not forgiven, Teva may elect to have repayment of the loan made in part in terms of a non-exclusive right to market certain products.

          In addition, Teva invested $15 million in Impax common stock. This investment is treated as an “available-for-sale” investment and included, together with the loan mentioned above, under investments and other assets.

          In 2002, Teva exercised the option to acquire exclusive marketing rights for additional Impax products in Canada. In addition, Impax achieved a milestone as defined in the agreement, which resulted in the forgiveness of the accrued interest balance in the amount of $2.4 million. This amount is reflected in intangible assets and is to be amortized over the estimated economic life of the marketing rights.

2)	With Aventis

a) Under agreements entered into by Teva and Aventis Pharmaceuticals, Inc. (“Aventis”), sale and distribution of Copaxone®, an innovative product of the Company for the treatment of multiple sclerosis, in North America is being carried out by Aventis. As from January 1, 2001, marketing of Copaxone® in the U.S. and Canada is done by indirect wholly-owned entities of the Company, operating under the name “Teva Neuroscience”.

Aventis also participates in certain research and development expenses of Teva relating to the development of the oral version of Copaxone® and to a new indication for injectible Copaxone® (collectively referred to as the “Studies”). Such participation will not exceed maximum amounts stipulated in the agreement. Upon receipt of approval from the U.S. Food and Drug Administration relating to either one of the Studies, the related amount of participation is to be refunded to Aventis.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2 — Certain Transactions (continued)

b) Under separate agreements between the Company and the German parent company of Aventis, Aventis distributes and sells Copaxone® in Europe and certain other countries. In the core European countries, Copaxone® is jointly marketed by Teva and Aventis. In addition, under certain conditions, Teva has reserved the right to reacquire the marketing and distribution rights in Europe to the injectible formulation of Copaxone® for consideration to be computed based on a certain formula, as stipulated in the agreement.

In 2001 and 2000, amounts of $10 million and $5 million, respectively, were paid by Aventis. Such amount, less the portion due to the relevant research institute, were deducted from research and development expenses under grants and participations.

3)	With Lundbeck

a) In 1999, the Company entered into a cooperation agreement with a Danish company, H. Lundbeck A/S (“Lundbeck”), for the joint global development and for the marketing, mainly in Europe, of two innovative products of the Company for the treatment of Parkinson’s disease. The exclusive marketing rights for the rest of the world will remain in the hands of the Company.

Under the agreement, commencing in 1999, Lundbeck participates in the research and development expenses of Teva at varying rates, subject to maximum amounts stipulated in the agreement.

b) Teva and Lundbeck have entered into an additional cooperation agreement, for the global development and for the marketing, mainly in Europe, of the oral version of Copaxone®. Under the agreement, Lundbeck is to fund the research and development of the product performed by Teva, up to a maximum amount stipulated in the agreement. Other provisions of the agreement relate to the additional funding by Lundbeck of certain other development, pre-marketing and marketing activities relating to the product. Such additional funding is to be made under certain conditions and up to a maximum amount, as stipulated in the agreement.

4) With BTG

Pursuant to an agreement entered into in 1999, between Teva and Bio Technology General Corp. (“BTG”) Teva is to make payments of up to $20 million to BTG relating to certain biotech products. Through December 31, 2002 an amount of $12.5 million was paid, of which $10 million relates to certain marketing and distribution rights which are expected to become effective no later than 2004 and is included among intangible assets. The remaining amount of $2.5 million represents participation in research and development expenses of BTG relating to certain products in development and was recorded as research and development expenses in the year ended December 31, 2000. The balance is to be paid on fulfillment of certain conditions, as per the agreement.

5) With other parties

In 2002, Teva entered into agreements with two companies pursuant to which it is to participate in the funding of research and development conducted by these companies in a total amount of $20 million, payable upon achievement of certain milestones. In consideration, Teva would be granted certain exclusive marketing rights with respect to the products to be developed. Through December 31, 2002, an amount of $4.3 million, representing participation in

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2 — Certain Transactions (continued)

development expenses of these companies, relating to certain products under research and development, was paid by Teva and expensed in the accounts.

In 2001, Teva entered into agreements with two other companies pursuant to which it is to participate in the funding of research and development conducted by these companies in a total amount of $20 million, payable upon achievement of certain milestones. In consideration, Teva would be granted certain exclusive worldwide rights with respect to the products to be developed. In addition, Teva acquired shares in these companies for a total amount of approximately $10 million which are carried at cost and included under investments and other assets.

Note 3 — Property, Plant and Equipment

      Property, plant and equipment, net, consisted of the following:

	December 31

	2002	2001

	(U.S. $ in millions)
Land	$55.7	$50.3
Buildings	282.3	272.5
Machinery and equipment	645.5	548.0
Motor vehicles, computer equipment, furniture and other assets	182.8	151.5
Payments on account	42.0	12.1

	1,208.3	1,034.4
Less — accumulated depreciation and amortization	(532.9)	(480.2)

	$675.4	$554.2

      Depreciation and amortization expense was $76.5 million, $71.5 million and $68.0 million in the years ended December 31, 2002, 2001 and 2000, respectively. In the year ended December 31, 2001 an additional impairment charge of $9.7 million was made in connection with the Group’s restructuring plans.

      Land includes leasehold land, the rights to which extend over original periods of 49 years ending in the years 2007-2043, with an option for an additional period of 49 years.

Note 4 — Goodwill, Intangible Assets and Debt Issuance Costs

      a.     Goodwill:

      The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Pharmaceuticals	A.P.I	Total

	(U.S. $ in millions)
Balance as of January 1, 2002	$459.2	$6.9	$466.1
Goodwill acquired during the year	61.6	18.5	80.1
Translation differences	21.4	0.3	21.7
Other adjustments	(7.6)		(7.6)

Balance as of December 31, 2002	$534.6	$25.7	$560.3

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Goodwill, Intangible Assets and Debt Issuance Costs (continued)

      b.     Intangible assets and debt issuance costs:

1) Intangible assets and debt issuance costs, net, consisted of the following:

	Original	Accumulated	Amortized
	amount	amortization	balance

	December 31,

	2002	2002	2002	2001

	(U.S. $ in millions)
Intangible assets (mainly — product rights)	$177.3	$48.7	$128.6	$73.4
Tradename	29.8		29.8	29.6
Debt issuance costs	32.4	14.6	17.8	17.1

	$239.5	$63.3	$176.2	$120.1

2) Amortization of intangible assets amounted to $21.4 million; $16.2 million and $10.8 million in the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, the estimated aggregate amortization of intangible assets for the years 2003 to 2007 is as follows: 2003 — $22 million; 2004 — $22 million; 2005 — $19 million; 2006 — $17 million and 2007 — $12 million.

3) Amortization of debt issuance costs amounted to $10.0 million, $3.7 million and $0.7 million in the years ended December 31, 2002, 2001 and 2000, respectively, and included among financial expenses — net.

      c.     The effect of FAS 142 adoption:

      The following table summarizes the Company’s reported results adjusted to eliminate the effect of amortization of goodwill and of tradename, as of January 1, 2000:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions, except
	earnings per ADR)
	(Unaudited)
Net income — as reported	$410.3	$278.2	$148.4
Add, amortization of goodwill and tradename, net of taxes, charged through 2001		18.5	16.0

As adjusted	$410.3	$296.7	$164.4

Earnings per ADR — basic, as reported	$1.55	$1.05	$0.58
Add — amortization of goodwill and tradename, net of taxes, charged through 2001		0.07	0.06

As adjusted	$1.55	$1.12	$0.64

Earnings per ADR — diluted, As reported	$1.52	$1.02	$0.57
Add, amortization of goodwill and tradename, net of taxes, charged through 2001		0.07	0.06

As adjusted	$1.52	$1.09	$0.63

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Employee Related Obligations

      a.     Employee related obligations consisted of the following:

	December 31

	2002	2001

	(U.S.$ in
	millions)
Accrued severance pay	$49.4	$42.9
Obligation in respect of defined benefit plans	13.8	10.4

	$63.2	$53.3

      Costs of severance pay and defined contribution plans charged to income in the years ended December 31, 2002, 2001 and 2000 was $22.2 million, $16.9 million (excluding $2.3 million in respect of restructuring) and $15.9 million, respectively. Pension costs under the defined benefit plans in those years amounted to $3.7 million, $2.8 million and $2.7 million, respectively.

      The main terms of the different arrangements with employees are described in b. below. Further details relating to defined benefit plans are presented in c. below.

b.	Terms of arrangements:

          1) In Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to the Group’s employees in Israel:

a) Pension plans for the majority of the Group’s employees: under collective labor agreements, these external pension plans provide 72% of the severance pay liability. The pension and severance pay liabilities covered by these plans are not reflected in the financial statements as the pension and severance pay risks have been irrevocably transferred to the pension funds.

b) Insurance policies for employees in managerial positions: the policies provide coverage for severance pay and pension liabilities of managerial personnel.

c) Severance pay liabilities not covered above are fully provided for in the financial statements on an undiscounted basis, based upon the number of years of service and the latest monthly salary of the Group’s employees in Israel.

2) Non-Israeli subsidiaries

The majority of the employees in the European subsidiaries are entitled to a retirement grant when they leave the subsidiaries. In the consolidated financial statements, an accrual of the Company’s liability is made, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to pension according to a defined benefits scheme providing benefits based on final pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Professionally qualified independent actuaries value these schemes, the rates of contribution payable are being determined by the actuaries. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Employee Related Obligations (continued)

The North American subsidiaries provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

c.	Certain details relating to defined benefit plans:

1) The consolidated components of net periodic benefit costs are as follows:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions)
Service cost	$3.5	$2.5	$2.4
Interest cost	2.7	2.3	2.3
Expected return on plan assets	(2.0)	(2.0)	(2.0)
Recognized net actuarial loss	(0.5)	*	*

Employers’ pension cost	$3.7	$2.8	$2.7

          * Represents an amount of less than $ 0.1 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Employee Related Obligations (continued)

2) The consolidated components of the projected benefit obligation and plan assets are as follows:

	December 31

	2002	2001

	(U.S. $ in millions)
Change in benefit obligation:
Projected benefit obligation at beginning of year	$40.1	$37.8
Service cost	3.5	2.5
Interest cost	2.7	2.3
Plan participants’ contribution	0.2	0.7
Benefits paid	(0.5)	(0.7)
Actuarial loss (gain)	8.9	(1.4)
Acquisitions	2.7
Exchange rate differences	7.2	(1.1)

Benefit obligation at end of year	64.8	40.1

Change in plan assets:
Fair value of plan assets at beginning of year	29.4	30.6
Actual return on plan assets	(2.0)	(2.2)
Employer contribution	5.5	2.1
Plan participants’ contribution	0.2	0.7
Benefits paid	(0.5)	(0.6)
Exchange rate differences	5.0	(1.2)

Fair value of plan assets at end of year	37.6	29.4

Reconciliation of funded status:
Unfunded obligation	27.2	10.7
Unrecognized net actuarial loss	(13.4)	(0.3)

Net obligation, as reported	$13.8	$10.4

	December 31

	2002	2001

Weighted average assumptions:
Discount rate	6.1%	6.3%
Expected return on plan assets	6.4%	6.5%
Rate of compensation increase	3.3%	3.4%
Pension increase	1.8%	1.9%

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Long-Term Loans and Other Long-Term Liabilities

      a.     Long-term loans and other long-term liabilities consisted of the following:

	Interest rate
	as of	December 31
	December 31,
	2002	2002	2001

	(%)	(U.S. $ in millions)
Loans from banks(1)(4)	3.3 – 4.5	$220.1	$209.8
Debentures — in dollars:(2)(4)
Principal amount	6.9	110.0	110.0
Fair value hedge adjustments		9.2
Other(3)		16.2	18.8

		355.5	338.6
Less — current portion		(4.1)	(3.7)

		$351.4	$334.9

(1)	The balance as of December 31, 2002 is composed of: (1) a loan in the amount of $142.1 million due 2005 and bearing interest determined on the basis of Euro LIBOR (mainly) and Great Britain Pound LIBOR; and (2) a loan in the amount of $78.0 million due 2006 and bearing interest determined on the basis of the Canadian dollar LIBOR.

(2)	The balance as of December 31, 2002 and 2001 is composed of debentures, which were issued in 1998 in a private placement to institutional investors in the United States for periods of 7, 10 and 20 years at a fixed annual interest rate, the weighted average of which is 6.9%. In 2002, the Company entered into two interest rate swap transactions with respect to portions of these debentures (see note 11d), effectively changing the weighted annual interest rate on the debentures at December 31, 2002 from 6.9% to 4.6%. Only the first interest swap transaction qualifies for hedge accounting under FAS 133, resulting in an increase of $9.2 million (identical to the fair value of the related derivative) in the carrying value of the portion of the debentures it hedges, to adjust it to the fair value of such portion based on the risk being hedged.

(3)	Mainly Missouri Economic Development bonds bearing interest at a variable or fixed rate determined according to a certain formula (2.0% at December 31, 2002), maturing serially through September 2004. The Bond is secured by a letter of credit, which provides for a mortgage on the Mexico, Missouri facility.

(4)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios.

      b.     As of December 31, 2002, the required annual principal payments of long-term debt, starting from the year 2004, are as follows: 2004 — $8.1 million; 2005 — $162.5 million; 2006 — $78.0 million; 2007 — $0.6 million; 2008 and thereafter — $93.0 million. The above does not include the three series of convertible senior debentures described in note 7.

      c.     The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and the said subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — Convertible Senior Debentures

      a.     In November 2002, Teva Pharmaceutical Finance B.V. (“Teva Finance B.V.”), an indirect wholly-owned subsidiary of the Company, sold an aggregate principal amount of $450 million of its 0.375% Convertible Senior Debentures due 2022. Interest is payable on a semi-annual basis. Payment of all principal, interest, premium and additional amounts (as defined), if any, payable on the debenture is unconditionally guaranteed by the Company.

      Unless previously redeemed or repurchased, holders of the debentures may convert them into ADRs, each of which represents one ordinary share of the Company, under certain circumstances set forth in the offering memorandum, at a conversion price of $42.8989 per ADR, (upon a full conversion 10,489,779 ordinary shares are issuable), subject to adjustments in certain circumstances. On or after November 18, 2007, Teva Finance B.V. may redeem some or all of the debentures at the principal amount of such debentures, plus accrued and unpaid interest. On certain dates set forth in the offering memorandum, each holder may require Teva Finance B.V. to repurchase some or all of the holders’ debentures at the principal amount of such debentures, plus accrued and unpaid interest. With respect to the earliest of such dates — November 18, 2007 — or upon a change in control or a termination of trading of Teva ADRs, if repurchase of debentures is requested Teva Finance B.V. can elect to pay the repurchase price in cash or in Teva ADRs (the number of Teva ADRs to be computed as set forth in the offering memorandum), or any combination thereof.

      b.     In August 2001, Teva Pharmaceutical Finance N.V. (“Teva Finance N.V.”), an indirect wholly-owned subsidiary of the Company, sold an aggregate principal amount of $360 million of its 0.75% Convertible Senior Debentures due 2021. Interest is payable on a semi-annual basis. Payment of all principal, interest, premium and additional amounts (as defined), if any, payable on the debenture is unconditionally guaranteed by the Company.

      Unless previously redeemed or repurchased, holders of the debentures may convert them into ADRs, each of which represents one ordinary share of the Company, under certain circumstances set forth in the offering memorandum, at a conversion price of $42.912 per ADR, (upon a full conversion 8,389,262 ordinary shares are issuable), subject to adjustments in certain circumstances. On or after August 20, 2004, Teva Finance N.V. may redeem some or all of the debentures at the principal amount of such debentures, plus accrued and unpaid interest. On certain dates set forth in the offering memorandum, each holder may require Teva Finance N.V. to repurchase some or all of the holders’ debentures, at the principal amount of such debentures plus accrued and unpaid interest. With respect to the earliest of such dates — August 20, 2004 — or upon a change in control or a termination of trading of Teva ADRs, if repurchase of debentures is requested Teva Finance N.V. can elect to pay the repurchase price in cash or in Teva ADRs (the number of Teva ADRs to be computed as set forth in the offering memorandum), or any combination thereof.

      c.     In October 2000, Teva Pharmaceutical Finance, LLC (“Teva Finance LLC”), an indirect wholly-owned subsidiary of the Company, sold an aggregate principal amount of $550 million of its 1.50% Convertible Senior Debentures due 2005. Interest is payable on a semi-annual basis. Payment of all principal, interest, premium and additional amounts (as defined), if any, payable on the debenture is unconditionally guaranteed by the Company.

      Unless previously redeemed or repurchased, holders of the debentures may convert them into ADRs, each of which represents one ordinary share of the Company, at a conversion price of $43.1157 per ADR, (upon a full conversion 12,756,374 ordinary shares are issuable), subject to adjustments in certain circumstances. On or after October 15, 2003, Teva Finance LLC may redeem some or all of the debentures at the redemption prices set forth in the offering memorandum. On October 15, 2003 or upon a change of control or termination of trading of Teva ADRs each holder may require Teva Finance LLC to

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — Convertible Senior Debentures (continued)

repurchase some or all of the holders’ debentures at a redemption price set forth in the offering memorandum. If such requirement is made, Teva Finance LLC can elect to pay the repurchase price in cash or in Teva ADRs (the number of Teva ADRs to be computed as set forth in the offering memorandum), or any combination thereof. Since the issuance of these debentures Teva has accreted the additional amounts payable upon the holders’ requiring repurchase of the debentures on October 15, 2003. Such amounts have been charged to interest expenses and at December 31, 2002 amounted to $12.4 million. As the holders of the debentures are entitled to require redemption in 2003, the debentures, as well as the additional amounts accreted as described above, are included among current liabilities.

Note 8 — Commitments and Contingencies

a.	Commitments:

1) Operating leases

As of December 31, 2002, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2003 — $13.1 million; 2004 — $11.6 million; 2005 — $8.5 million; 2006 — $6.8 million; 2007 and thereafter — $16.8 million.

The lease fees for each of the years ended December 31, 2002, 2001 and 2000 were $13.9 million, $13.4 million and $10.9 million, respectively, of which $2.7 million, $2.8 million and $2.1 million to a related party in the years ended December 31, 2002, 2001 and 2000, respectively.

2)	Royalty commitments

a) The Company is committed to pay royalties to owners of know-how and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, the royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment.

b) The Company has also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% – 3.5% of sales relating to a product or a development resulting from the research funded by the Office of the Chief Scientist. The royalties due to the Government should not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999 — with the addition of dollar LIBOR interest). The maximum amount of the contingent liability in respect of royalties to the Government at December 31, 2002 amounts to $34.4 million.

c) Royalty expense included in cost of sales for the years ended December 31, 2002, 2001, and 2000 was $66.3 million, $55.2 million, and $35.1 million, respectively.

      b.     Contingent liabilities:

1) Teva from time to time seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain generic approval for a product prior to the expiration of the originator patent, Teva must challenge the patent under the procedures set forth in the Waxman-Hatch Act of 1984. To the extent that it seeks to utilize such patent challenge procedures, Teva is involved and expects to be involved in patent litigation regarding the validity or infringement of the originator’s patent. Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe on originator or

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Commitments and Contingencies (continued)

third party process patents. No provision has been included in the accounts in respect of pending matters at December 31, 2002.

2) Teva and its subsidiaries are from time to time subject to claims arising in the ordinary course of their business, including product liability claims. Teva believes that it has meritorious defenses to such claims and legal proceedings, pending as of December 31, 2002, and that, in any event, it has adequate product liability insurance to cover material damages related to product liability claims, pending as of December 31, 2002.

3) Teva’s business inherently exposes it to potential product liability claims. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. As a result, Teva sell and may continue to sell, pharmaceutical products that are not covered by insurance and may also be subject to product liability claims that are not covered by insurance or that exceed Teva’s policy limits.

4) In August 2001, Teva Pharmaceuticals USA (“Teva USA”) won a judgment in a patent infringement action in the U.S. Federal District Court in Boston, Massachusetts, brought against it by SmithKline Beecham Corp. and Beecham Group Plc (together, “Beecham”) regarding the U.S. patent covering nabumetone, the active ingredient in Relafen®. The court ruled in Teva USA’s favor. Following the district court’s decision, Teva USA launched its nabumetone product. As the first applicant to challenge the listed patent for this drug, Teva USA had enjoyed a statutory 180-day period of generic marketing exclusivity. In August 2002, the United States Court of Appeals for the Federal Circuit affirmed the district court’s judgment that Beecham’s patent was invalid, and did not disturb the district court’s judgment that Beecham’s patent was unenforceable due to inequitable conduct. On January 14, 2003, Beecham’s time to file a petition of certiorari with the U.S. Supreme Court lapsed.

5) Teva USA is a manufacturer of Adipex-P brand phentermine hydrochloride, and has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen”. Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes to the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding. Based upon the advice of counsel, Teva believes that it has adequate insurance to cover these claims and that the outcome of the remaining litigation in which Teva USA is involved will not have a material adverse effect on Teva’s financial position. No provision for this matter has been included in the accounts.

6) Teva’s Hungarian subsidiary, Biogal Pharmaceutical Works Ltd., was sued in July 1999 in the County Court of Debrecen, Hungary by a Hungarian institute (Gyógyszerkutató Intézet Kft) for additional royalties arising out of a series of contracts for the development of a pharmaceutical active ingredient. Although the plaintiff has not made any claims for a specific amount, the court, in an interim decision, ordered Biogal to submit an accounting on the contested terms. Biogal has appealed the decision and, based on the advice of counsel, expects to prevail. No provision for this matter has been included in the accounts.

7) On January 13, 2002, a claim was filed in the Tel Aviv District Court by Paka Industries Ltd. against Teva, Teva Assets Ltd., an Israeli subsidiary of Teva, and a senior officer and a former senior officer of Teva Assets, in the amount of approximately $17 million. The claim relates to a 1998

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Commitments and Contingencies (continued)

agreement between Paka and Teva Assets, under which Teva Assets sold off the assets (excluding real property) of its plant to the plaintiff. Paka claims to have been deceived and consequently lost the entire investment in the acquired plant. Teva, based on the advice of counsel, believes that its chances of prevailing are good. Accordingly, no provision for this matter has been included in the accounts.

8) In August 2000, a claim was filed in the Tel Aviv District Court, and is now pending against Teva, with respect to damages caused to the plaintiff as a result of the use of a product containing the ingredient diethylstilbestrol (“DES”). In May and November 2001, 69 plaintiffs filed an additional claim against Teva, in the District Court of Jerusalem, for damages caused by the use of two products containing DES. In July 2002, the plaintiffs amended their claim to include the Clalit Health Services (previously called General Health Fund) as a further defendant (in addition to the Ministry of Health). In December 2002, 9 women requested the District Court of Jerusalem to join the claim as plaintiffs, while 4 plaintiffs requested to withdraw from the proceedings. The court has not yet ruled on this matter. The aggregated amount of the two claims is approximately $10 million, not including general damages. Teva is vigorously defending itself against these claims. Because the above claims are still in their early stages, no determination can be made of the likelihood of prevailing in the actions; however, based on the advice of counsel, Teva believes it has meritorious defenses. No provision for this matter has been included in the accounts.

9) On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units”. The plaintiffs allege that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs filed a petition to certify the claim as a class action. The plaintiffs have since filed a reply to Teva’s response. Because the claim is still in its early stage, Teva’s counsel is unable to express an opinion as to the merits of the claim. Nevertheless, based on information to date, Teva believes that this matter will not have a material adverse effect on its results of operations and financial condition and that provision for this matter in the accounts is not required.

10) Teva USA, along with Elan Corporation, Elan Pharma Ltd. (collectively — “Elan”) and Biovail Corporation International (“Biovail”), were defendants in a patent litigation brought by Bayer AG and Bayer Corporation (collectively — “Bayer”) on May 8, 2000 in the District of Delaware. On July 17, 2000, the court transferred the case to the Northern District of Georgia. Bayer had alleged that Elan’s Nifedipine Extended Release Tablets CC, 30 mg, which is marketed by Teva USA, infringed a Bayer patent. On August 16, 2002, Teva USA was dismissed from the case pursuant to a settlement agreement under which Teva USA did not pay any damages or provide any other consideration.

11) Teva USA, along with Biovail, are defendants in two related patent litigations brought by Bayer AG, Bayer Corporation and, in one of the cases, Pfizer Inc. Both cases involve allegations against Teva USA of infringement of the same patent that had been at issue in the above discussed Georgia case and both cases are currently pending in the U.S. District Court for the District of Puerto Rico. The first case was commenced on February 16, 2001 by Bayer AG and Pfizer against Teva USA and Biovail for patent infringement relating to the sale of Biovail’s Nifedipine Extended Release Tablets XL, 60 mg, which are marketed in the United States by Teva USA. The second case was commenced on February 20, 2001 by Bayer Corporation against Biovail and Teva USA for patent infringement relating to the sale of Biovail’s Nifedipine Extended Release Tablets CC, 60 mg, which are also marketed in the United States by Teva USA. The plaintiffs in each of the two cases are seeking enhanced damages and attorneys’ fees in unspecified amounts, preliminary and permanent

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Commitments and Contingencies (continued)

injunctions, and a recall of the products at issue. Each of these cases is in the pre-trial phase and no provision for these matters has been included in the accounts.

12) Teva USA is a named defendant, along with Biovail Corp. and Elan Corporation, plc, in two civil actions currently pending in the federal district courts in the District of Columbia and New York City. The Company is also named as a defendant in the case pending in New York City. The cases allege generally that arrangements between Biovail and Elan Corporation, plc relating to sales of Nifedipine Extended Release Tablets CC, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan Corporation, plc, to which the Company and Teva USA were not parties. The cases seek injunctive relief, unspecified monetary damages, attorneys fees, and costs. Each of the cases is brought on behalf of an alleged class of persons that purchased Nifedipine Extended Release Tablets CC made by Elan Corporation, plc or Biovail and sold in the United States by Teva USA. A motion is currently pending before the federal Judicial Panel on Multidistrict Litigation seeking consolidation of these cases with four other cases pending in the District of Columbia and two other cases pending in the Southern District of New York; the Company and Teva USA are not parties in those other cases. Teva USA and the Company (to the extent they remain a defendant in any of these cases) intend to defend vigorously against these claims. These cases are in a very preliminary stage, so it is not possible to assess the likelihood of an unfavorable outcome or the magnitude of any potential loss. No provision for these matters has been included in the accounts.

13) In May 2002, Teva USA won a judgment in the U.S. District Court in Norfolk, Virginia in a declaratory judgment action it brought against GlaxoSmithKline (“GSK”) regarding seven U.S. patents related to potassium clavulanate, an active ingredient in Augmentin® (or, “amoxiclav”). The court ruled that all seven patents were invalid based on double patenting. GSK has appealed the judgment and oral argument is scheduled for March 5, 2003 on the appeal. Annual sales of the branded product in the U.S. were estimated to be in excess of $1 billion. Following the district court decision, and subsequent FDA approval, Teva USA launched its amoxiclav product, which contains potassium clavulanate. Although Teva believes that the findings of fact and legal conclusions of the district court are well founded and that the decision will be upheld, were GSK to be successful in its appeal, Teva USA could be required to pay damages to GSK related to the sales of Teva USA’s amoxiclav products and enjoined from selling its amoxiclav products. No provision for these matters has been included in the accounts.

14) In August 2002, GSK filed a complaint against Teva USA in the Pennsylvania Court of Common Pleas. Ranbaxy Pharmaceuticals, Inc. (“Ranbaxy”) is a defendant in the same case, though GSK does not allege any connection between Teva USA and Ranbaxy. The complaint alleges that Teva USA’s amoxiclav products are derived from a strain of Streptomyces clavuligerus stolen from GSK. The Complaint asserts causes of action for alleged trade secret misappropriation, unfair competition, and conversion. The suit seeks equitable relief and imposition of a constructive trust related to Teva USA’s amoxiclav products. The case is scheduled to be ready for trial in February 2004. Although Teva believes that the likelihood of GSK prevailing is low, if GSK’s allegations were proven true, Teva USA could be required to pay damages to GSK related to the sales of Teva USA’s amoxiclav products and enjoined from selling its amoxiclav products. No provision for these matters has been included in the accounts.

15) On August 5, 2002, Lek Pharmaceuticals d.d. (“Lek”) filed a complaint against Teva USA in the United States District Court for the District of New Jersey. Lek has accused Teva USA of misappropriating Lek’s trade secrets and proprietary information pertaining to formulations for

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Commitments and Contingencies (continued)

Teva USA’s amoxiclav products. In its complaint, Lek seeks equitable relief and unspecified damages. Teva USA filed its answer on September 24, 2002, denying all allegations of wrongdoing. The parties have agreed on a discovery plan and all fact and expert discovery is scheduled to be completed by December 17, 2003. Although Teva believes that the likelihood of Lek prevailing is low, if Lek’s allegations are proven true, Teva USA could be required to pay damages to Lek related to the sales of Teva USA’s amoxiclav products and enjoined from selling its amoxiclav products. No provision for these matters has been included in the accounts.

16) Bayer and Bayer’s marketing joint venturer GSK have been named in extensive litigation for personal injuries allegedly related to the use of the product Baycol®, a blood lipid reducing agent, which Bayer withdrew from the market in August, 2001. Teva is the manufacturer of gemfibrozil, the generic version of Lopid®, another blood lipid reducing drug, which was at times prescribed in combination with Baycol®. In five cases where there allegedly was concomitant use of Baycol® and gemfibrozil, Teva USA has been named as a codefendant of Bayer and GSK in the Court of Common Pleas of the Commonwealth of Pennsylvania, County of Philadelphia. The Complaints in each of these cases allege that plaintiff was injured as a result of exposure to gemfibrozil, either alone or in combination with Baycol®. Because these claims are still in their early stages, Teva’s counsel is unable to express an opinion as to their merits. Nevertheless, based upon currently available information, Teva believes that these cases will not have a material adverse effect on its results of operations and financial condition. No provision for these matters has been included in the accounts.

Note 9 — Shareholders’ Equity

      a.     Share capital:

      As of December 31, 2002, there were 263.2 million ordinary shares issued and outstanding, (December 31, 2001 — 256.2 million). These shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of ADRs, each of which represents one ordinary share, on the Nasdaq National Market in the United States. In addition, as at December 31, 2002, there were 6.3 million outstanding special shares (December 31, 2001 — 12.8 million), issued by a subsidiary, that are exchangeable into ordinary shares of the Company at a 1:1 ratio, see note 2a.

      In addition to ordinary shares held by subsidiaries of the Company, as disclosed on the face of the balance sheet, the Company issued to a certain subsidiary, a total of 2.8 million ordinary and ordinary “A” shares, which do not confer on their holder voting rights or rights to appoint directors (other rights are identical to those of the ordinary shares) and are not listed for trade.

      b.     In December 2002, the Company distributed a 100% stock dividend to all holders of ordinary shares. All shares, option and convertible senior debentures information in the consolidated financial statements has been retroactively restated to reflect the effect of this distribution as if it had occurred at the beginning of the earliest period presented.

      c.     Employee stock option plans:

      In 1992, the Company’s Board of Directors approved an employee stock option plan, under which options are to be granted without consideration to the Company’s senior employees in Israel. The options may be exercised to purchase up to 5 million ordinary shares of the Company. Any options not exercised before the expiration date will expire, unless extended by the Board of Directors. Through December 31, 2002, options exercisable to purchase 4.4 million ordinary shares were granted under the plan. The plan expired in 2002 and the balance of the options not granted was cancelled.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Shareholders’ Equity (continued)

      During the period from 1988 through 2002, certain non-Israeli subsidiaries granted their employees options for the purchase of the Company’s ADRs. Any options not exercised within the applicable exercise period will expire.

      On January 6, 1997, September 3, 1998 and September 4, 2001, the Board of Directors resolved to grant the Chief Executive Officer and President of the Company, at no consideration, options exercisable in purchase of 1,000,000, 200,000 and 150,000 ordinary shares at the exercise price of $9.88, $9.22 and $35.11, respectively. These resolutions were approved by shareholders’ meetings.

      On February 14, 2002, the Board of Directors resolved to grant, at no consideration, the following options, each exercisable in purchase of one ordinary share: (i) to the Chief Executive Officer and President of the Company, 1,400,000 options, at an exercise price of $27.81, which was determined based on the price of the Company’s share on the date the grant was approved by the shareholders’ meeting; (ii) to the new Chief Executive Officer and President of the Company, at no consideration, options exercisable in purchase of 600,000 options at the exercise price of $30.21; and (iii) to each of the chairman of the Board of Directors and the chairman of its executive committee, 60,000 options, at an exercise price of $27.81.

      In 1999, the Company’s Board of Directors approved an additional option plan for employees of the Group, under which senior employees in Israel, Europe and the United States are to be granted options for up to 4 million ordinary shares of the Company, without consideration. Any option not exercised by the end of the exercise period will expire, unless the exercise period is extended by the Board of Directors. Through December 31, 2002, options exercisable to purchase 2.2 million ordinary shares were granted under this plan. The balance of the options may be granted from time to time, as determined by the Committee.

      In August 2000, the Company’s Board of Directors approved an option plan under which, over five years, employees of the Group will be granted options for up to 13.1 million ordinary shares of the Company, without consideration. Through December 31, 2002, the Board of Directors approved the grant of options for up to 8.1 million ordinary shares of which options to purchase 6.75 million ordinary shares were granted.

      In July 2001, the Company’s Board of Directors approved an option plan, under which options to purchase 1,257,000 ordinary shares of the Company were granted, at no consideration, to substantially all employees who were in the employ of the Group prior to September 1, 2000. Each such employee was granted options to purchase 200 ordinary shares without consideration, at an exercise price of $27.77 (85% of the market value of the Company’s ADR on date of grant). Certain other employees were granted options under the same plan, at no consideration, to purchase 170,000 ordinary shares of the Company, at an exercise price of $29.60. The Company accounts for this stock option plan as a non-compensatory plan in accordance with the provisions of APB 25.

      The grant of options to Israeli employees under the plans described above is to be subject to the terms stipulated by the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

      The vesting period of the options granted is generally 2 to 5 years from the date of grant and the rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the Company. The exercise period of the options granted is mainly 5 to 8 years from the date of grant.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Shareholders’ Equity (continued)

      A summary of the status of the option plans as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof):

	Year Ended December 31

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

		$		$		$
Balance outstanding at beginning of year	12,708,480	21.70	9,181,006	16.51	6,458,212	9.32
Changes during the year:
Granted	5,085,132	29.15	4,388,160	30.57	4,608,700	22.81
Exercised	(809,864)	9.88	(559,758)	10.43	(1,802,906)	6.95
Forfeited	(87,354)	27.58	(300,928)	15.60	(83,000)	14.25

Balance outstanding at end of year	16,896,394	24.75	12,708,480	21.70	9,181,006	16.51

Balance exercisable at end of year	3,721,748	15.31	2,112,668	10.43	2,628,826	10.31

      The weighted average fair value of options granted during the year, estimated by using the Black & Scholes option-pricing model, was $13.08, $16.72 and $11.6 for the years ended December 31, 2002, 2001 and 2000, respectively. The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2002 — 0.6%, 2001 — 0.5% and 2000 — 0.4%; expected volatility of: 2002 — 33%, 2001 — 36% and 2000  — 37%; risk-free interest rates (in dollar terms) of: 2002 — 4%, 2001 — 5% and 2000 — 6%; and expected lives of: 2002 — 4.9 years, 2001 — 5.2 years and 2000 — 4.5 years.

      The exercise price of options granted to employees is, generally, equal to the market price of the Company’s ADR at the time of grant. In the years ended December 31, 2002, 2001 and 2000, 5,085,132, 3,030,960 and 4,608,700 such options were granted with fair values of $66.5 million, $45.4 million and $53.5 million, respectively.

      In 2001, 1,357,200 options were granted at prices below the market price of the Company’s ADR at the time of grant. The fair value of such options was $26.9 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Shareholders’ Equity (continued)

      The following table summarizes information about options outstanding at December 31, 2002:

				Number of ordinary shares
				issuable upon exercise of
Number of ordinary shares issuable upon exercise of options outstanding				options vested

		Weighted
		average	Weighted		Weighted
	Balance at	remaining	average	Balance at	average
Range of exercise	December 31,	contractual	exercise	December 31,	exercise
prices	2002	life	price	2002	price

		Years	$		$
$8.20 - $10.75	2,437,284	2.36	9.81	1,983,344	9.68
$11.00 - $19.00	1,996,344	4.18	12.09	718,404	12.51
$24.00 - $24.50	700,400	4.11	24.88
$27.00 - $28.75	4,755,400	6.78	27.93	720,000	27.39
$29.00 - $30.50	2,865,400	6.40	30.15	300,000	30.21
$31.00 - $32.75	3,953,706	3.61	32.09
$35.00 - $36.25	187,860	6.47	35.33

$8.20 - $36.25	16,896,394	4.92	24.75	3,721,748	15.31

d.	Retained earnings:

          1) Retained earnings available for distribution as cash dividends at December 31, 2002, includes amounts, the distribution of which would attract tax of approximately $100 million (see note 10a).

          2) Dividends are declared and paid in Israeli currency (“NIS”). Dividends paid per ADR for the years ended December 31, 2002, 2001 and 2000 were $0.13, $0.14 and $0.12, respectively. Subsequent to December 31, 2002, the Company declared an additional dividend of NIS 0.33 per ADR ($0.07 per ADR as of date of declaration) in respect of the year 2002.

Note 10 — Income Taxes

a.	The Company and its Israeli subsidiaries:

Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “law”)

      Expansion projects of the Company and several of its Israeli subsidiaries have been granted “approved enterprise” status under the law. Income derived from these enterprises during a period of 10 years from the year in which these enterprises first realize taxable income, provided the maximum period to which it is restricted by the law has not elapsed, is entitled to certain tax benefits — tax exemption for an initial period of 2 to 10 years, having regard to the benefit route the company had chosen and the area in which the enterprises are located, and a reduced corporate tax rate for the remainder of the period. Since the Company is over 49% foreign-owned, it is entitled to reduced tax at the rate of 20%.

      With respect to certain expansions of several Israeli subsidiaries, investment grants were received from the State of Israel under the terms of the law (the “government grant route”). As security for implementation of the approved projects and compliance with the conditions of the certificates of approval, floating charges have been registered on the above companies’ assets in favor of the State of Israel.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Income Taxes (continued)

      For certain other expansion projects, the Company and certain Israeli subsidiaries elected to apply for alternative tax benefits — waiver of grants in return for tax exemption (the “alternative tax benefits route”).

      The periods of tax benefits in respect of approved enterprises entitled to the said benefits commenced in 1993 — 2002. Final approvals in respect of certain expansion programs have not yet been received. In the event of the distribution of dividends from the said tax-exempt income (either under the government grants route or under the alternative tax benefits route), the amount distributed will be subject to a 20% tax (see also note 1i).

      The law also allows accelerated depreciation on buildings, machinery and equipment used by the “approved enterprise” during five tax years commencing in the first year of operation of each asset.

      The entitlement to the above benefits is conditional upon the companies’ fulfilling the conditions stipulated by the law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of interest and linkage differences to the Israeli consumer price index (the “Israeli CPI”).

Measurement of results for tax purposes

      Results for tax purposes are measured on a real basis — adjusted for the increase in the Israeli CPI. As explained in note 1a, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate — both on annual and cumulative bases — causes a difference between taxable income and income reflected in these financial statements.

      Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969

      The Company and certain of its Israeli subsidiaries currently qualify as “industrial companies” under the above law. In accordance with this law such companies are entitled to certain benefits including accelerated depreciation on industrial buildings and equipment, a deduction of 12.5% per year of the purchase price of a good-faith acquisition of patent and certain other intangible property rights and the right to file consolidated tax returns.

      Currently, the Company files consolidated tax returns together with certain of its Israeli subsidiaries.

Tax rates in Israel applicable to income from other sources

      Income not eligible for “approved enterprise” benefits, mentioned above, is taxed at the regular rate of 36%.

Recent Israeli Tax Reform Legislation

      In July 2002, the Israeli parliament approved a law enacting extensive changes to Israel’s tax law generally effective January 1, 2003 (the “Tax Reform Legislation”). Among the key provisions of the tax

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Income Taxes (continued)

Reform Legislation as applicable to Teva is the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

      b.     Non-Israeli subsidiaries:

      Non-Israeli subsidiaries are taxed according to the tax laws in their country of residence.

      c.     Deferred income taxes:

	December 31

	2002	2001

	(U.S. $ in millions)
Short-term deferred tax assets (liabilities) — net:
Inventory reserve	$1.4	$(0.8)
Sales allowance reserve	0.4	0.6
Provisions for employee related obligations	3.0	4.5
Unrealized income from intercompany sales	33.6	11.6
Loss carryforward	2.9	2.8
Other	3.7	2.0

	45.0	20.7

Long-term deferred tax assets (liabilities) — net:
Property, plant and equipment and intangible assets	(51.1)	(53.4)
Provisions for employee related obligations	1.6	1.6
Carryforward losses and deductions*	121.7	70.4
Other	1.0	(2.0)

	73.2	16.6

Valuation allowance — in respect of carryforward losses and deductions that may not be utilized	(65.1)	(33.0)

	$53.1	$4.3

*	This amount represents the tax effect of carryforward losses and deductions and expires as follows: 2004-2006 — $27.4 million; 2007-2012 — $26.7 million. The remaining balance — $67.6 million — can be utilized with no expiration date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Income Taxes (continued)

      The deferred income taxes are reflected in the balance sheets among:

	December 31

	2002	2001

	(U.S. $ in millions)
Current assets	$48.2	$27.4
Current liabilities	(3.2)	(6.7)
Investments and other assets	51.8	22.6
Long-term liabilities	(43.7)	(39.0)

	$53.1	$4.3

      d.     Income before income taxes is composed of the following:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$282.0	$205.5	$82.2
Non-Israeli subsidiaries	217.4	134.8	126.2

	$499.4	$340.3	$208.4

      e.     The provision for income taxes included the following components:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions)
Current:
In Israel	$65.2	$37.8	$18.3
Outside Israel	51.3	26.7	44.6

	116.5	64.5	62.9

Deferred:
In Israel	(19.3)	(1.9)	1.5
Outside Israel	(12.4)	1.0	(4.8)

	(31.7)	(0.9)	(3.3)

	$84.8	$63.6	$59.6

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Income Taxes (continued)

      A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rate applicable to income of companies in Israel (36%) and the actual tax expense, is as follows:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions)
Income before taxes on income, per consolidated statements of income	$499.4	$340.3	$208.4

Theoretical tax expense	$179.8	$122.5	$75.0
Decrease in tax arising from different statutory tax rates applicable to non-Israeli subsidiaries	(30.1)	(27.0)	(17.4)

	149.7	95.5	57.6
Tax benefits arising from reduced tax rates under benefit programs	(81.5)	(53.0)	(18.4)

	68.2	42.5	39.2
Increase (decrease) in taxes resulting from permanent differences:
Tax exempt income	(1.9)	(3.5)	(1.2)
Disallowable deductions (in 2000 — mainly in respect of acquisition of research and development in process)	4.1	13.5	17.8
Difference between income reported for tax purposes and income for financial reporting purposes — net	7.5	(1.7)	2.4
Other — net	6.9	12.8	1.4

Income taxes in the consolidated statements of income	$84.8	$63.6	$59.6

      f.     Tax assessments:

      The Company has received final tax assessments through tax year 1997. The subsidiaries have received final tax assessments through tax years 1991-2001.

Note 11 — Additional Financial Statement Information

      a.     Inventories:

	December 31

	2002	2001

	(U.S. $ in millions)
Raw and packaging materials	$210.8	$137.6
Products in process	133.4	117.4
Finished products	370.4	272.8
Purchased products	60.1	32.5

	774.7	560.3
Materials in transit and payments on account	6.4	9.9

	$781.1	$570.2

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Additional Financial Statement Information (continued)

      b.     Short-term credit:

Short-term credit was obtained mainly from banks at a weighted average interest rate of 4.36%.

As of December 31, 2002, the Group had $408 million available under unused lines of credit.

      c.     Accounts payable and accruals:

	December 31

	2002	2001

	(U.S. $ in millions)
Trade accounts payable	$251.5	$189.1
Sales reserves and allowances	172.6	137.2
Income taxes payable	141.0	24.4
Employees and employee related obligations	63.7	50.6
Other	156.9	130.3

	$785.7	$531.6

      d.     Financial instruments and risks management:

1) Foreign exchange risk management

The Group enters into forward exchange contracts in foreign currencies and purchases and writes foreign currency options in order to hedge cash flows (mainly in dollars) resulting from existing assets and liabilities as well as anticipated transactions for the current year which are probable, in currencies other than the functional currency. In addition, the Group takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following currencies: European (mainly — the Euro and Hungarian Forint), Israeli (NIS) and Canadian Dollars (CAD$). The writing of options is part of a comprehensive currency hedging strategy. These transactions do not qualify for hedge accounting under FAS 133.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Additional Financial Statement Information (continued)

The notional amounts of foreign currency derivatives are as follows:

	December 31

	2002	2001

	(U.S. $ in millions)
Currency options purchased for conversion of:
EURO into Dollars	38.0	18.0
NIS into Dollars	15.0	25.0
CAD$ into Dollars	8.0	6.0
Hungarian Forints (HUF) into Dollars	22.0
HUF into EUR	9.0
HUF into Great Britain Pounds (GBP)	1.6
Currency options written for conversion of:
EURO into Dollars	37.0	18.0
NIS into Dollars	30.0	25.0
CAD$ into dollars	8.0	6.0
HUF into dollars	22.0
HUF into EUR	9.0
HUF into GBP	1.6
Forward exchange contracts for conversion of:
Dollars into HUF	120.2	49.0
GBP into HUF	10.2	6.0
EURO into HUF	28.9	22.0
CAD$ into HUF	1.3
NIS into Dollars	5.0
CAD into Dollars	2.0

These transactions are for periods of less than one year. As the counter parties to the derivatives are banks, the Company considers the inherent credit risks to be remote.

2) Interest rate swaps

During 2002, the Company entered into two interest rate swap agreements with respect to a portion of the debentures issued in a private placement during 1998 (see note 6a).

In March 2002, the Company entered into a 6.5 year $75 million notional amount interest rate swap agreement, the effect of which is that, for the applicable notional amount, the Company pays interest at the rate of LIBOR +0.65% (2.1% at December 31, 2002) and receives interest at the rate of 6.9%.

In September 2002, the Company entered into a 6 year $45 million notional amount interest rate swap agreement, the effect of which is that, for the applicable notional amount, the Company pays interest at the rate of 4.5% and receives interest at the rate of LIBOR +0.65%.

While the cash flows of interest payable and receivable under the two interest rate swap transactions are to take place on the same dates through the remaining life of these transactions, under FAS 133, only the first interest rate swap transaction qualifies for hedge accounting and is accounted for as such, as more fully explained in note 6a.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Additional Financial Statement Information (continued)

3) Fair value of financial instruments

The financial instruments of the Group consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term liabilities, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables of the Group is usually identical or close to their carrying value. The fair value of long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the convertible senior debentures and long-term debentures, based on quoted market values and prevailing market rates, amounted to $1,584 million.

The fair value and the carrying amounts of derivatives at December 31, 2002, is an asset of $ 26.6 million (December 31, 2001 — $1.3 million). The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

      e.     Information on operating segments:

Operating segments

1) General

The Group’s reportable segments are strategic businesses differentiated by the nature of their products and customers. The segments are managed separately due to the differences in production technologies and marketing methods and can be described as follows:

Pharmaceutical segment —	development, production, marketing and distribution of medicines in various dosages and forms, in most areas of medicinal treatment and disposable hospital supplies.
Active Pharmaceutical Ingredients (“A.P.I.”) segment —	development, production, marketing and distribution of A.P.I. for the pharmaceutical industry including the Group’s pharmaceutical segment.

2)	Information on revenues and assets of the reportable operating segments

a) Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

Segment profits reflect the income from operations of the segment and do not include net interest income or expense, minority interest and income tax expenses, since those items are not allocated to the segments.

Sales of the A.P.I. segment to the pharmaceutical segment are recorded at the market prices of sales of similar products to non-related customers.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Additional Financial Statement Information (continued)

b) Financial data relating to reportable operating segments:

	Pharmaceuticals	A.P.I.	Other	Total

	(U.S. $ in millions)
Year ended December 31, 2002:
Net sales:
To unaffiliated customers	$2,240.2	$259.3	$19.1	$2,518.6
Intersegment	0.2	205.5	0.9	206.6

Total net sales	$2,240.4	$464.8	$20.0	$2,725.2

Operating income	$426.5	$194.4	$1.6	$622.5

Assets (at end of year)	$1,986.4	$497.2	$28.4	$2,512.0

Goodwill (at end of year)	$534.6	$25.7		$560.3

Expenditures for segment assets	$98.5	$50.5	$5.0	$154.0

Depreciation and amortization	$69.3	$26.4	$1.9	$97.6

Year ended December 31, 2001:
Net sales:
To unaffiliated customers	$1,838.0	$219.2	$20.2	$2,077.4
Intersegment	0.2	150.1	1.0	151.3

Total net sales	$1,838.2	$369.3	$21.2	$2,228.7

Operating income	$296.9	$130.9	$2.0	$429.8

Assets (at end of year)	$1,481.4	$352.7	$24.4	$1,858.5

Goodwill (at end of year)	$459.2	$6.9		$466.1

Expenditures for segment assets	$75.8	$30.2	$1.4	$107.4

Depreciation and amortization	$78.2	$23.5	$0.7	$102.4

Year ended December 31, 2000:
Net sales:
To unaffiliated customers	$1,548.3	$180.6	$21.0	$1,749.9
Intersegment	0.4	134.6	0.7	135.7

Total net sales	$1,548.7	$315.2	$21.7	$1,885.6

Operating income	$222.9	$100.7	$3.2	$326.8

Assets (at end of year)	$1,343.3	$316.5	$21.5	$1,681.3

Goodwill (at end of year)	$474.3	$7.7		$482.0

Expenditures for segment assets	$44.0	$33.9	$0.8	$78.7

Depreciation and amortization	$61.8	$20.6	$0.5	$82.9

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Additional Financial Statement Information (continued)

c) Following is a reconciliation of the net sales, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions)
Net sales:
Total sales of reportable segments	$2,705.2	$2,207.5	$1,863.9
Other sales	20.0	21.2	21.7
Elimination of intersegment sales	(206.6)	(151.3)	(135.7)

Total consolidated net sales	$2,518.6	$2,077.4	$1,749.9

Operating income:
Total operating income of reportable segments	$620.9	$427.8	$323.6
Other	1.6	2.0	3.2
Amounts not allocated to segments:
Restructuring expenses		(15.7)
Acquisition of research and development in process			(35.7)
Profits not yet realized	(48.5)	(7.6)	(5.9)
General and administrative expenses	(39.8)	(38.8)	(37.2)
Other expenses	(10.2)	(1.4)	2.6
Financial expenses — net	(24.6)	(26.0)	(42.2)

Consolidated income before income taxes	$499.4	$340.3	$208.4

Assets (at end of year):
Total assets of reportable segments	$2,483.6	$1,834.1	$1,659.8
Total goodwill of reportable segments	560.3	466.1	482.0
Other assets	28.4	24.4	21.5
Elimination of intersegment balances	(13.7)	(13.4)	(14.0)
Elimination of unrealized income from inventories	(50.4)	(3.0)	(5.0)
Assets not allocated to segments:
Current assets	1,264.5	956.5	561.7
Investments and other assets	313.5	141.9	100.1
Property, plant and equipment, net	22.8	36.5	36.5
Debt issuance costs	17.8	17.1	13.1

Consolidated assets (at end of year)	$4,626.8	$3,460.2	$2,855.7

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Additional Financial Statement Information (continued)

3) Geographical information

Net sales by geographical areas:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions)
Israel	$231.9	$241.4	$244.6
United States	1,473.1	1,129.6	882.6
Europe	599.7	456.9	398.9
Other	213.9	249.5	223.8

	$2,518.6	$2,077.4	$1,749.9

The geographical sales information is classified by the geographical location of the customers.

Property, plant and equipment — by geographical location:

	December 31

	2002	2001

	(U.S. $ in millions)
Israel	$311.6	$290.0
United States	119.2	103.9
Hungary	90.7	65.0
Europe, excluding Hungary	114.6	58.7
Canada	36.8	34.3
Other	2.5	2.3

	$675.4	$554.2

      f.     Restructuring expenses:

      The consolidated statement of income for the year ended December 31, 2001 includes restructuring expenses in a total amount of $15.7 million, including an impairment charge of $9.7 million relating to property, plant and equipment. The remaining balance relates mainly to the closure of plants of the Group and the moving of pharmaceutical production lines between locations, according to exit plans, which commenced in the fourth quarter of 2001. As a result of the structural changes, the Group expects to terminate the employment of 198 employees (mainly management, production and sales personnel), at a total cost of $2.3 million. Through December 31, 2002, the employment of 76 employees has been terminated at a cost of $1.1 million; other restructuring expenses paid through December 31, 2002, amounted to $2.5 million. Management expects to complete the restructuring plan during 2003.

      g.     Acquisition of research and development in process:

      The amounts charged to income in the year ended December 31, 2000 relate mainly to in-process research and development, identified at the time of acquisition of Novopharm — see note 2a.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Additional Financial Statement Information (continued)

      h.     Financial expenses — net:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions)
Interest expense	$54.5	$46.9	$53.0
Interest income	(17.8)	(20.7)	(10.3)
Exchange differences — net	(12.6)	1.4	3.3
Loss (income) from securities	0.5	(1.6)	(3.8)

	$24.6	$26.0	$42.2

      i.     Earnings per ADR:

      The net income and the weighted average number of ADRs used in computation of basic and diluted earnings per ADR for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Year Ended December 31

	2002	2001	2000

	(U.S. $ in millions)
Net income	$410.3	$278.2	$148.4
Interest expense on convertible senior debentures due 2005, and issuance costs, net of tax benefit	16.4	8.4	1.4

Net income used for the computation of diluted earnings per ADR	$426.7	$286.6	$149.8

Weighted average number of ADRs used in the computation of basic earnings per ADR	264.5	264.5	257.9
Add:
Additional shares from the assumed exercise of employee stock options	3.5	3.6	2.9
Weighted average number of additional shares issued upon the assumed conversion of the convertible senior debentures due 2005	12.8	12.8	2.9

Weighted average number of ADRs used in the computation of diluted earnings per ADR	280.8	280.9	263.7

      For the sake of clarity, the following table details the number of ordinary shares and special shares less ordinary shares held by subsidiaries as of each balance sheet date.

	December 31

	2002	2001

	(Number of shares,
	in millions)
Ordinary shares — issued and outstanding	263.2	256.2
Special shares — see note 2a	6.3	12.8

	269.5	269.0
Ordinary shares, held by subsidiaries	(4.6)	(4.5)

	264.9	264.5

INDEPENDENT AUDITORS’ REPORT

To the shareholders of Biogal Pharmaceutical Co. Ltd.:

We have audited the statements of income and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2000 of Biogal Pharmaceutical Co. Ltd. (a company incorporated in Hungary). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Biogal Pharmaceutical Co. Ltd. and its cash flows for the year ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

/s/ KPMG HUNGÁRIA KFT.

Budapest, Hungary

January 22, 2001

INDEPENDENT AUDITOR’S REPORT

The Board of Directors and Shareholders

Plantex-U.S.A., Inc.
Englewood Cliffs, New Jersey

We have audited the accompanying balance sheet of Plantex-U.S.A., Inc., as of December 31, 2000 and the related statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plantex-U.S.A., Inc. as of December 31, 2000 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ EHRENKRANTZ STERLING & CO. L.L.C.

Certified Public Accountants
January 17, 2001

Member Of International With Offices In Principal Cities Throughout The World

REPORT OF INDEPENDENT ACCOUNTANTS ON

FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements referred to in our report dated February 17, 2003 appearing in the 2002 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II — Valuation and Qualifying Accounts — listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ KESSELMAN & KESSELMAN

Kesselman & Kesselman
Certified Public Accountants (Isr.)

Tel-Aviv, Israel

February 17, 2003

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2002
(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E

	Balance at	Charged to	Charged		Balance
	beginning	costs and	to other		at end of
	of period	expenses	accounts	Deductions	period

Allowance for doubtful accounts:
Year ended December 31, 2002	$15.6	$12.3	$4.2	$(1.8)	$30.3

Year ended December 31, 2001	$9.5	$13.7	$0.1	$(7.7)	$15.6

Year ended December 31, 2000	$10.2	$1.1	$4.4	$(6.2)	$9.5

Allowance in respect of carryforward tax losses:
Year ended December 31, 2002	$33.0	$9.6	$23.9	$(1.4)	$65.1

Year ended December 31, 2001	$39.5	$(4.6)	$(1.9)		$33.0

Year ended December 31, 2000	$13.1	$15.5	$10.9		$39.5

S-2