Form 20-F
period 2003-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2004-03-15
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

277,668,835 Ordinary Shares	198,371,227 American Depositary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “US dollars,” “US$” and $ are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli Shekels.

This Form 20-F does not discuss the results, and generally does not discuss the operations, of Sicor Inc., which we acquired on January 22, 2004. We expect to file audited consolidated financial statements for Sicor for the year ended December 31, 2003, and unaudited condensed pro forma financial statements for the year ended December 31, 2003 giving effect to Teva’s acquisition of Sicor, on a Form 6-K on or about March 15, 2004.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this report contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•	our business strategy;

•	the development of our products;

•	our projected capital expenditures; and

•	our liquidity.

This report contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting U.S. Food and Drug Administration (“FDA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, reliance on a strategy of acquiring companies, including risks relating to our acquisition of Sicor, exposure to product liability claims, dependence on patent and other protections for our innovative products, exposure to potential patent liability damages for products sold “at risk”, i.e., prior to the final adjudication of patent issues, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the US Securities and Exchange Commission (“SEC”).

We undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our 6-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 9 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

During 2000, the Israeli Securities Law was amended to allow Israeli companies, such as Teva, whose securities are listed both on the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including NASDAQ), to report exclusively under SEC rules and accounting principles generally accepted in the United States (“US GAAP”). Accordingly, on December 18, 2000, Teva’s shareholders approved a resolution under which Teva’s financial statements would be prepared under SEC rules and US GAAP, rather than under Israeli Securities Regulations and accounting principles generally accepted in Israel. All financial statements included in this report and all financial information released in Israel are now presented solely under US GAAP.

The following selected financial data for each of the years in the three-year period ended December 31, 2003 and at December 31, 2003 and 2002 are derived from Teva’s audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with US GAAP.

The selected financial data for each of the years in the two-year period ended December 31, 2000 and at December 31, 2001, 2000 and 1999 are derived from other audited financial statements not appearing in this report, which have been prepared in accordance with US GAAP.

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

Operating Data

	For the year ended December 31
	2003	2002	2001	2000	1999
	U.S. dollars in millions (except per ADR amounts)
Net sales	3,276.4	2,518.6	2,077.4	1,749.9	1,282.4
Cost of sales	1,757.5	1,423.2	1,230.1	1,058.0	767.6

Gross profit	1,518.9	1,095.4	847.3	691.9	514.8
Research and development expenses:
Total expenses	243.4	192.6	168.6	132.3	91.6
Less participations and grants	29.9	27.6	61.4	27.7	9.8

Research and development - net	213.5	165.0	107.2	104.6	81.8
Selling, general and administrative expenses	520.6	406.4	358.1	301.0	223.2
Acquisition of research and development in process				35.7	17.7
Income from GSK litigation settlement	100.0
Restructuring expenses	7.4		15.7

Operating income	877.4	524.0	366.3	250.6	192.1
Financial expenses - net	5.0	24.6	26.0	42.2	30.1
Income before income taxes	872.4	499.4	340.3	208.4	162.0
Income taxes	181.5	84.8	63.6	59.6	45.4

	690.9	414.6	276.7	148.8	116.6
Share in profits (losses) of associated companies - net	1.5	(2.7)	0.8	0.4	(0.6)
Minority interests in (profits) losses of subsidiaries - net	(1.4)	(1.6)	0.7	(0.8)	0.8

Net income	691.0	410.3	278.2	148.4	116.8

Earnings per ADR(1) - Basic ($)	2.57	1.55	1.05	0.58	0.48

Earnings per ADR(1) - Diluted ($)	2.39	1.52	1.02	0.57	0.48

Weighted average number of ADRs (in millions):
Basic	268.4	264.5	264.5	257.9	245.2

Diluted	295.0	280.8	280.9	263.7	246.6

Before one-time items(2)
Operating income	784.8	524.0	382.0	286.3	209.8
Net income	617.8	410.3	287.9	184.1	134.5
Earnings per ADR(1) - Basic ($)	2.30	1.55	1.09	0.71	0.55
Earnings per ADR(1) - Diluted ($)	2.14	1.52	1.06	0.71	0.55

(1)	Historical figures have been adjusted to reflect the two for one stock splits effected in both December 2002 and February 2000. Each ADR represents one ordinary share.
(2)	See the reconciliation on the following page.

Teva believes that excluding the following one-time items from its results represents a better indicator of the underlying trends in its business. The following table provides a reconciliation of operating income, net income and earnings per ADR before one-time items, a non-GAAP financial measure:

	2003	2002	2001	2000	1999
Total income before taxes as reported *	872.5	495.1	341.8	208.0	162.2
Deduct one time gain:
Income from GSK litigation settlement	100.0	—	—	—	—
Add back one time charges:
Acquisition of in process R&D				35.7	17.7
Restructuring expenses	7.4	—	15.7	—	—
Total normalized income before taxes	779.9	495.1	357.5	243.7	179.9
Taxes on normalized income	162.1	84.8	69.6	59.6	45.4
Net normalized income	617.8	410.3	287.9	184.1	134.5
Net income as reported	691.0	410.3	278.2	148.4	116.8

*	Includes share of profits (losses) of associated companies-net and minority interest in losses (profits) of subsidiaries-net

Balance Sheet Data

	As at December 31
	2003	2002	2001	2000	1999
	U.S. dollars in millions
Working capital	2,021.5	1,377.2	1,439.8	825.1	373.5
Total assets	5,915.9	4,626.8	3,460.2	2,855.6	1,755.3
Short-term credit, including current maturities:
Convertible senior debentures (short-term)	352.5	562.4	—	—	—
Other	291.7	176.1	206.5	341.5	276.3
Total short-term debt	644.2	738.5	206.5	341.5	276.3
Long-term debt, net of current maturities:
Convertible senior debentures	449.9	810.0	912.0	550.0	—
Other	365.5	351.4	334.9	263.9	391.4
Total long-term debt	815.4	1,161.4	1,246.9	813.9	391.4
Minority interests	6.7	4.9	2.2	1.6	—
Shareholders’ equity	3,289.4	1,829.4	1,380.7	1,151.3	747.2

Dividends

For over 30 years Teva has paid dividends, with dividends paid on a regular quarterly basis since 1987. Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including Teva’s earnings, financial condition, capital requirements and other factors. Dividends are declared and paid in New Israeli Shekels. Dividends are converted into dollars and paid by the depositary of the ADRs for the benefit of owners of ADRs.

Dividends paid by an Israeli company to shareholders residing outside Israel are currently subject to withholding of Israeli income tax at a rate of up to 25%. In Teva’s case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the dividend and, accordingly, the applicable rate will change from time to time. The rate of tax withheld on the dividend declared for the fourth quarter of 2003 was 21%.

The following table sets forth the amounts of the dividends paid in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per ADR). All the figures have been adjusted to reflect the 2:1 stock splits effected in December 2002 and February 2000. Actual dividends paid in US Dollars are subject to some deviation reflecting exchange rate fluctuations between the NIS (the currency in which dividends are declared) and the US Dollar between the declaration date and the date of actual payment.

	2003	2002	2001	2000	1999
1st interim	7.4	4.4	3.3	2.7	1.9

2nd interim	7.4	4.5	3.2	2.8	1.8

3rd interim	7.4	4.5	3.2	2.8	1.8

4th interim	10.0	6.9	4.7	3.3	2.8

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Form 20-F and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Forward-Looking Statements” on page 4.

Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic and/or innovative branded pharmaceutical products. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet regulatory standards and receive regulatory approvals. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Delays in any part of the process or our inability to obtain regulatory approval of our products (including the products filed by Andrx Corporation, IMPAX Laboratories Inc. and Biovail Corporation, for which we have exclusive marketing rights) could adversely affect our operating results by restricting or delaying our introduction of new products. The continuous introduction of new generic products is critical to our business.

Our revenues and profits from any particular generic pharmaceutical products decline as our competitors introduce their own generic equivalents.

Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that we succeed in being the first to market a generic version of a significant product, our sales, profit and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals. Our overall profitability depends, among other things, on our ability to continuously and timely introduce new products.

Our generic pharmaceutical products face intense competition from brand-name companies that sell or license their own generic products or successfully extend their market exclusivity period.

Competition in the U.S. generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name companies continue to sell their products to the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No significant regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market. Brand-name manufacturers do not face any other significant barriers to entry into such market. In addition, such companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling, granting third parties the rights to sell “authorized generics,” or developing and marketing as over-the-counter products those branded products which are about to face generic competition.

Recent changes in the regulatory environment may prevent us from utilizing the exclusivity periods that are important to the success of our generic products.

The FDA’s policy regarding the award of 180-days market exclusivity to generic manufacturers who challenge patents relating to specific products continues to be the subject of extensive litigation in the United States. The FDA’s current interpretation of the Hatch-Waxman Act is to award 180 days of exclusivity to the first generic manufacturer who files a Paragraph IV certification under the Act challenging the patent of the branded product, regardless of whether the manufacturer was sued for patent infringement. Although the FDA’s interpretation may benefit some of the products in our pipeline, it may adversely affect others.

The Medicare Prescription Drug Act provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is triggered by the commercial marketing of the product. However, the Medicare Act also contains forfeiture provisions which, if met, will deprive the first Paragraph IV filer of exclusivity. As a result, under certain circumstances, we may not be able to exploit our 180-day exclusivity period since it may be forfeited prior to our being able to market the product.

If we elect to sell a generic product prior to any court decision or prior to the completion of all appellate level patent litigation, we could be subject to liabilities for damages if a lower court judgment upon which we are relying is reversed.

At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we often face significant patent litigation. Depending upon a complex analysis of a variety of legal and commercial factors, we may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision or while an appeal of a lower court decision is pending. Should we elect to proceed in this manner, we could face substantial patent liability damages if the final court decision is adverse to us. For example, we continue to market Moexipril HCl tablets (which we began shipping in May 2003) despite the fact that an appellate court has returned to the lower court for further proceedings a decision of non-infringement that had been in our favor.

Our sales of Copaxone® could be adversely affected by competition.

Copaxone®, is our leading innovative product, from which we derive substantial revenues and profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as a leading therapy for multiple sclerosis and have increased our global market share among the four currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition, including from currently marketed interferon-based products such as Betaseron®, Avonex®, and Rebif®, as well as potential competition from products in development, such as Antegren®. In addition, the exclusivity protections afforded us in the United States through orphan drug status for Copaxone® expired on December 20, 2003. To the extent that our patents on Copaxone® are challenged and if any such challenges are successful, we may face generic competition for this product.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive pharmaceutical industry regulations in the United States, England, Hungary, The Netherlands, Canada, France, Italy, Israel and other jurisdictions. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products. We are also subject to various environmental laws and regulations in the jurisdictions where we have operations.

We are dependent on obtaining timely approvals before marketing most of our products. In the United States, any manufacturer failing to comply with FDA or other applicable regulatory agency requirements may be unable to obtain approvals for the introduction of new products and, even after approval, initial product shipments may be delayed. The FDA also has the authority to revoke drug approvals previously granted and remove from the market previously approved drug products containing ingredients no longer approved by the FDA. Our major facilities, both in the United States and outside the United States, and our products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force to recall and prohibit the sale or import of non-complying products, and halt operations of and criminally prosecute non-complying manufacturers.

In Europe and Israel, the manufacture and sale of pharmaceutical products is regulated in a manner similar in many respects to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions.

We may experience difficulties in integrating and operating Sicor’s business with the existing Teva businesses.

Our recent acquisition of Sicor involves the integration of a company that has previously operated independently and constitutes the largest acquisition we have ever undertaken. The difficulties of combining Sicor’s operations with ours include:

•	the necessity of coordinating and consolidating geographically separated organizations, systems and facilities; and

•	integrating the management and personnel of Sicor and Teva, maintaining employee morale and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the acquisition and the integration of Sicor’s operations could have an adverse effect on our business, results of operations, financial conditions or prospects.

Achieving the anticipated benefits of the acquisition will depend in part upon whether we can integrate and operate the Sicor business in an efficient and effective manner. For example, prior to the acquisition, we did not have significant relationships with U.S. hospitals, which are the principal customer base of Sicor, and we did not have biogenerics activities. We may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate Sicor’s operations, the anticipated benefits of the acquisition may not be realized.

We may not achieve the revenue and cost synergies we expect for the combined Teva-Sicor company.

Our rationale for the acquisition was, in part, predicated on the projected ability of the combined company to realize certain revenue and cost synergies. Achieving these synergies is dependent upon a number of factors, some of which are beyond our control. These synergies may not be realized to the extent or within the time frame that we anticipate.

Sicor derives a large percentage of its sales from one product, propofol. If sales of propofol decrease below our expectations, we may not achieve the expected benefits from the acquisition.

Sicor markets the first generic formulation of propofol in the United States, which is currently the only generic propofol on the U.S. market. Accordingly, any factor adversely affecting sales of propofol, such as the introduction by other companies of additional generic equivalents of propofol or non-propofol injectable general anesthetics, may have a material adverse effect on us. In addition, the total market for propofol in the United States has fluctuated in recent years, and there can be no assurance that this market will not decline in the future.

We may not be able to successfully identify, consummate and integrate future acquisitions.

In the past, we have grown, in part, through a number of significant acquisitions. We plan to remain frequently engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical and active pharmaceutical ingredients businesses and seek to integrate them into our own operations. Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

•	We compete with others to acquire companies. We believe that this competition will intensify and may result in decreased availability or increased prices for suitable acquisition candidates.

•	We may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in any countries in which we may seek to consummate potential acquisitions.

•	We may ultimately fail to close an acquisition even if we announce that we plan to acquire a company.

•	We may fail to integrate successfully our acquisitions in accordance with our business strategy.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

•	We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we may acquire and, if we cannot retain such personnel, we may not be able to locate or hire new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

As a pharmaceutical company, we are susceptible to product liability claims that may not be covered by insurance, including potential claims relating to products that we currently sell and that are not covered by insurance.

Our business inherently exposes us to potential product liability claims. From time to time, and particularly following changes in the insurance industry following the September 11, 2001 terrorist attacks, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired types and amounts or with the desired deductibles. As a result, we sell, and may continue to sell, generic products that are not covered by insurance and may also be subject to product liability claims that are not covered by insurance or that exceed our policy limits. Additional products for which we currently have coverage may be excluded in the future. In addition, because of the nature of these claims, we are generally not permitted to establish reserves in our accounts for such contingencies.

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

The success of our innovative products depends on the effectiveness of our patents and other measures we take to protect our intellectual property rights.

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

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements will be breached and we will not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to such products.

We have significant operations, including in Israel, that may be adversely affected by acts of terrorism or major hostilities.

Significant portions of our operations are conducted outside of the United States, and we import a substantial number of products into the United States. We may, therefore, be directly affected and denied access to our customers by a closure of the borders of the United States for any reason or other economic, political and military conditions in the countries in which our businesses are located. We may also be affected by currency exchange rate fluctuations and the exchange control regulations of such countries or other political crisis or disturbances, which impede access to our suppliers.

Our executive offices and a substantial number of our manufacturing facilities are located in Israel. Teva’s Israeli operations are dependent upon materials imported from outside of Israel. We also export significant amounts of products from Israel. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States. Any such effects may not be covered by insurance.

ITEM 4: INFORMATION ON THE COMPANY

Teva Pharmaceutical Industries Limited is a global pharmaceutical company producing drugs in all major treatment categories. Teva is one of the world’s largest generic drug companies and has a leading position in the U.S. generic market. Teva has successfully utilized its production and research capabilities to establish a global pharmaceutical operation focused on supplying the growing demand for generic drugs and on the opportunities for proprietary branded products for specific niche categories, with its leading branded drug being Copaxone® for multiple sclerosis. Teva’s active pharmaceutical ingredients (“API”) business provides both significant revenues and profits from sales to third party manufacturers and strategic benefits to Teva’s own pharmaceutical production through its timely delivery of significant raw materials.

Teva’s operations are conducted directly and through subsidiaries in Israel, Europe, North America and several other jurisdictions. During 2003, Teva generated approximately 63% of its revenue in North America, 26% in Europe and 11% in the rest of the world, predominantly in Israel. For a breakdown of Teva’s sales by business segment and by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects – Results of Operations – Sales – General.”

Teva was incorporated in Israel on February 13, 1944 and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Its executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267.

Recent Sicor Acquisition

In October 2003, Teva entered into an agreement to purchase Sicor Inc., a generic pharmaceutical company based in California, with facilities in Mexico, Italy and Lithuania. The transaction closed on January 22, 2004. The purchase price paid by Teva for Sicor amounted to approximately $3.46 billion in a combination of cash and Teva shares. The transaction was accounted for as a purchase and will begin to impact Teva’s results commencing in the first quarter of 2004.

This acquisition combines Teva’s oral dose generic drugs franchise with Sicor’s generic injectables business. In addition, Sicor’s API business should complement Teva’s API offerings. The Sicor acquisition further provides Teva with new capabilities for the development and production of biological products.

We have provided additional details regarding Sicor in various sections throughout this report.

Pharmaceutical Products

Generic Products

Teva is one of the largest generic drug companies in the world. Generic drugs are the chemical and therapeutic equivalents of brand-name drugs, typically sold under their generic chemical names at prices below those of their brand-name equivalents. These drugs are required to meet similar governmental regulations as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country. Generic drugs may be manufactured and marketed only if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired, been challenged and invalidated, or otherwise validly circumvented.

Global generic pharmaceutical sales have been positively impacted in recent years by the increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalents of brand-name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. Teva believes that these factors, together with the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market.

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

Teva is able to differentiate itself from its competitors in its major markets by offering a range of capabilities that it believes ultimately adds value for its customers and enhances Teva’s business:

•	global research and development facilities that have provided Teva with both the broadest product line and the deepest generic pipeline in the U.S. and a leading generic pipeline globally;

•	manufacturing facilities inspected by the FDA and other regulatory authorities and located in a variety of countries around the world, which provide Teva with a broad array of production technologies and with the ability to concentrate production to achieve economies of scale; and

•	its own active pharmaceutical ingredient business that offers stability of supply as well as vertical integration efficiencies.

North America

Teva Pharmaceuticals USA, Inc., Teva’s principal subsidiary, is one of the leading generic drug companies in the United States. Teva USA markets approximately 150 generic products representing approximately 450 dosage strengths and packaging sizes, which are distributed and sold in the United States. Teva believes that a broad line of products has been and will continue to be of strategic significance as the generics industry continues to grow and as it experiences the effects of consolidation among purchasers, including large pharmacy chains, wholesaling organizations, buying groups and managed care providers.

In addition, through Novopharm Limited, which Teva acquired in 2000, Teva manufactures and markets generic prescription drugs in Canada. Novopharm is the second largest generic drug company in Canada in terms of prescriptions.

Products. Teva USA manufactures generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams and liquids, and through its recent acquisition of Sicor, injectables. During 2003, Teva sold the following generic products in the United States that were not sold during 2002: generic formulations of the following products (listed in the order of their launch during the year): Remeron®, Nolvadex®, Amoxil®, Vicoprofen®, Univasc®, Daypro®,

Megace®, Serzone®, K-Dur®, Bactroban® and Monopril®. In addition, during 2003, Teva commenced selling Purinethol®, after acquiring the North American rights to such product from GlaxoSmithKline on June 30, 2003 as part of a settlement in a patent case.

The FDA requires companies to submit abbreviated new drug applications (“ANDAs”) for approval to manufacture and market generic forms of brand-name drugs. During 2003, Teva received in the United States 12 final generic drug approvals and seven tentative approvals. The seven tentative approvals received were for generic equivalents of the following products: Glucophage®, Lamisil®, Lotensin®, Neurontin® tablets and capsules, Oxycontin® and Paraplatin®. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application.

The potential for revenue growth of generic products in the United States is closely related to a company’s pipeline of pending ANDAs with the FDA, as well as tentative approvals already granted. As of February 13, 2004, Teva had 94 product registrations awaiting FDA approval (including some from Biovail, Impax and Andrx), including 16 tentative approvals but not including the Sicor filings described below. Collectively, the brand-name versions of these products had corresponding U.S. 2003 sales exceeding $66 billion. Branded product market size is a commonly used measurement of the relative significance of a potential generic product. Generic equivalents of any given product are typically sold at prices below the branded price, and in those instances where there are multiple generic producers of the same product, substantially below the branded price.

In most instances, FDA approval is granted on the expiration of the underlying patents. However, companies are rewarded with marketing exclusivities, as provided by law, by challenging or circumventing these patents. As part of its strategy, Teva actively reviews pharmaceutical patents and seeks opportunities to challenge those patents where it believes that such patents are either invalid or are not infringed by the generic version. Aside from the financial benefits of marketing exclusivities, Teva believes that these activities improve health care by allowing consumers faster access to more affordable medications.

As of February 13, 2004, Teva’s product registrations included 54 applications filed with the FDA that were “Paragraph IV” applications – i.e., applications that challenge patents of branded products. Of these applications, 43 applications are pending FDA approval and 11 have been tentatively approved. Several of these pending products may enjoy a 180-day marketing exclusivity period, as Teva was the first to file a patent challenge as part of the ANDA for such products.

Sicor Generic Injectables Business. Sicor’s finished dosage injectable pharmaceutical products are primarily used in hospitals and clinics for critical care, anesthesiology and oncology, and are marketed through its own sales force and its marketing partners, including Baxter Healthcare Corporation and Faulding Pharmaceutical Co., as well as through relationships with hospital group purchasing organizations, managed care groups and other large health care purchasing organizations. Sicor’s pipeline includes 18 ANDAs with a collective annual branded sales of approximately $2 billion. Sicor’s Irvine facility provides Teva with the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. Finished dosage injectable pharmaceuticals produced in the Irvine facility are principally sold in the United States. Sicor’s Mexican pharmaceutical operation produces drugs in several finished dosage forms, including injectable oncolytic agents and critical care and biopharmaceutical products. These products are sold in Mexico and exported to countries in Central and South America, the Middle East and Europe.

Strategic Alliances. In December 1997, Teva and Biovail Corporation International entered, through subsidiaries, into a marketing and product development agreement which provided Teva with exclusive U.S. marketing rights for Biovail’s pipeline of eight controlled-release generic versions of successful brands. These products included generic versions of Cardizem®SR, Cardizem®CD, Trental®, Verelan®, Adalat®CC, Procardia XL®, Dilacor®XR and Voltaren®XR. Biovail was responsible for the regulatory filing and approval process as well as the manufacturing of the products. In addition to amounts paid to Biovail for products purchased by Teva under this agreement, Teva paid Biovail $34.5 million pursuant to the agreement. To date, seven of these eight products are being marketed by Teva USA.

In September 1999, Teva entered into a strategic alliance with Savient Pharmaceuticals Inc. (formerly, Bio-Technology General Corp.) for the development and worldwide commercialization of generic equivalents of biotechnology products. In addition to granting Teva U.S. exclusive marketing rights for Savient’s human growth hormone, Savient agreed to develop and produce certain biogenerics which would be sold by Teva. The agreement provides for each of the two companies to capitalize on its particular strengths — Savient’s primary role will be to develop and manufacture the products, and Teva will have exclusive marketing rights. Teva had intended to launch Savient’s human growth hormone product in 2002. However, just prior to launch, Novo Nordisk Pharmaceuticals, Inc. and Novo Nordisk A/S sued Teva USA and Savient for patent infringement and obtained a preliminary injunction, which prevented the launch of the product. The injunction was reversed by an appellate court, and a decision on the patent infringement case is still pending.

In June 2001, Teva entered into a strategic alliance agreement for twelve controlled release generic pharmaceutical products with Impax Laboratories, Inc. The agreement grants Teva exclusive U.S. marketing rights and an option to acquire exclusive marketing rights in the rest of North America, South America, the European Union and Israel. Prior to its expiration, Teva exercised its option with respect to the marketing rights of certain products in Canada. The products subject to the agreement include the following products as to which Impax had pending ANDAs at the FDA, all but one of which have now received final or tentative approval: generic versions of Claritin® D12, Claritin® D24, Claritin® Reditabs, Wellbutrin® SR tablets, Zyban® tablets, and Prilosec® capsules. As part of the transaction, Impax received a loan of $22 million. In addition, Teva has invested $15 million in exchange for Impax shares according to a fixed schedule through June 2002. Such loan, together with accrued interest, has been settled in exchange for $16 million of Impax shares and the granting to Teva of exclusive marketing rights for certain Impax products.

In July 2003, Teva entered into an exclusivity transfer agreement with Andrx Corporation and Impax relating to pending ANDAs for bioequivalent versions of Wellbutrin® SR and Zyban® (bupropion hydrochloride) 100 mg and 150 mg Extended Release Tablets filed by Andrx, as well as by Impax. Pursuant to Teva’s strategic alliance agreement with Impax, Teva has U.S. marketing rights to Impax’s versions of these products. Teva believes that the Andrx ANDA for the 150 mg strength product is entitled, under the Hatch-Waxman Act, to a 180-day period of marketing exclusivity. Under the exclusivity transfer agreement, if Andrx is unable to launch its own product within a defined period of time, and Teva and Impax are able to market its product, Andrx will enable Impax to launch its own product through Teva, with the parties sharing certain payments with Andrx relating to the sale of the product for the 180-day period.

In December 2003, Teva entered into a strategic alliance agreement with Andrx Corporation to develop and market generic oral contraceptive pharmaceutical products. The agreement grants Teva exclusive marketing rights in the U.S. and Canada to Andrx’s line of generic oral contraceptive products currently pending regulatory approval. Andrx will be responsible for all formulations, U.S. regulatory submissions and the manufacturing of products covered under the agreement. The agreement also provides Teva with an option to acquire from Andrx similar marketing rights in the U.S. and Canada to additional oral contraceptive products that are currently in development but have not yet been submitted for regulatory approval as well as other future oral contraceptive products that the parties agree upon.

Marketing and Sales. The marketing of generic pharmaceutical products in the United States is conducted through Teva USA. During 2003, 56% of Teva USA’s sales were made to drug store chains, 20% to drug wholesalers, 8% to generic distributors and 16% to others, including mail order distributors, governmental institutions and managed care institutions. Over the last several years, the percentage of sales to drug store chains has continued to increase. Looking forward to 2004, Teva expects that its recent acquisition of Sicor will increase Teva’s share in the hospital market.

Teva USA has a sales force that actively markets Teva USA’s products. Key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations, pharmacy buying groups and nursing homes. Teva USA also contacts its retail customers and supports its wholesale selling effort with telemarketing as well as professional journal advertising and exhibitions at key medical and pharmaceutical conventions. From time to time, Teva USA bids for government-tendered contracts.

Through its acquisition of Novopharm Limited in 2000, Teva acquired a sales force in Canada, which markets Novopharm’s products to over 6,300 pharmacies. Novopharm also has a hospital sales division, which covers approximately 900 hospitals throughout Canada.

Europe

Teva believes that the evolving European generics market has the potential to provide it with opportunities for substantial growth in its sales. The European generics market varies considerably from country to country. The Netherlands and the United Kingdom have well-established markets for drugs sold under their generic names. In certain European countries, there is a market for branded generics but not for products sold under their generic names; in other European countries, there is a market for both branded generics and products sold under their generic name. In France, generics have begun to take a firmer hold on the pharmaceutical market, while in Italy the development of a generics market is progressing more slowly. In July 2002, a law became effective in Germany that for the first time allows generic substitution by pharmacists under certain prescribed circumstances. While further regulatory changes took place during 2003, and the overall impact of these changes is not yet known, the trend in these and other European countries is in the direction of promoting a wider use of generic drugs.

Teva currently produces for sale in Europe approximately 300 generic products representing over 1,700 dosage strengths and packaging sizes. Among the significant products sold by Teva in Europe during 2003 were the generic versions of Zocor® and Neurontin® that were launched in 2003. In the past four years, Teva received over 350 generic approvals, corresponding to 61 compounds in 112 formulations. In addition, in Europe, as of December 31, 2003, 111 compounds representing 240 formulations and 420 marketing authorization applications were pending approval, with over 160 additional compounds approved for development. Teva believes that this pipeline of approvals and applications will generate significant internal growth in the next several years, and includes significant products, some of which Teva expects to launch in 2004 in the U.K., The Netherlands and other markets upon anticipated patent expirations.

Teva’s rapid growth in Europe over the last few years was generated by a combination of acquisitions in the United Kingdom, The Netherlands, Hungary and France, and the parallel development of existing businesses. Teva seeks to establish itself as a leader in the European market for generic products by leveraging its strengths, including its leadership in the more mature generic markets, its active pharmaceutical ingredients business, which facilitates both vertical integration and the possibility of achieving economies of scale, and its ability to utilize the broad range of products already existing in its generic product portfolio as well as global R&D synergies. Furthermore, Teva not only operates in the mature generic markets of Europe, such as the United Kingdom and The Netherlands, but Teva has also been able to make selective inroads in other emerging markets. To date, however, because of the fragmented nature of the European generic markets, Teva’s European cost structure is higher than that which it experiences in the United States.

Operations in Selected European Countries

The Netherlands. The Dutch market continues to be characterized by increasing price erosion as pressure from the government and buyers negatively impact margins. Through Pharmachemie B.V., its Dutch subsidiary, Teva maintained its leading position in the generics market in 2003, as well as its market share. Teva launched simvastatin, the generic version of Zocor®, during 2003, which represented a key new product opportunity. The reimbursement system in The Netherlands has recently been changed significantly, with reductions of the reimbursement price for certain products and elimination of the clawback system with respect to multi-sourced pharmaceuticals.

United Kingdom. Teva’s UK subsidiary, Approved Prescription Services Limited (“APS/Berk”), is one of the largest generic drug companies in the United Kingdom. APS/Berk’s products include pharmaceuticals in all major treatment categories. In the UK, APS/Berk launched simvastatin in May 2003 and gabapentin, the generic version of Neurontin®, toward the close of 2003. While APS/Berk remained the third largest generic drug company in the UK, its position among its customers strengthened as a result of the recent launch and further anticipated launches.

Hungary. Teva operates in Hungary through its subsidiaries Biogal Pharmaceutical Works Ltd., Biogal Teva Pharma RT, Humantrade Ltd., Humanpharma Kft and Human Pharmaceutical Manufacturing Co. Ltd. Biogal, one of the largest pharmaceutical companies in Hungary, develops and produces both finished dosage pharmaceutical products and active pharmaceutical ingredients. Biogal and Human’s products include pharmaceuticals in all major treatment categories, and its production capabilities include solid forms, tablets, coated pellets, soft and hard gelatin capsules, liquid and other semi-solid forms, as well as sterile products. The sale of finished dosage pharmaceutical products in Hungary and to other Teva subsidiaries outside Hungary represent approximately 48% of Biogal’s sales, with the balance coming from sales of active pharmaceutical ingredients. Biogal successfully launched simvastatin in Hungary. Furthermore, strong sales of antibiotics contributed to Teva’s improved results. Human Pharmaceuticals is a Hungarian company that produces blood and sterile products for both the Hungarian market and for export markets.

France. Teva Classics, which Teva acquired from Bayer in 2002, was the fourth leading generic drug company in France as of the end of 2003. A reference price system was introduced during October 2003 in an attempt to increase the substitution rate in the French market. Although these regulatory changes are still in process, Teva anticipates the implementation of this system will favor increased generic drug use.

Other European Highlights

Teva continues to register products in most European countries and is actively exploring the expansion of its sales and marketing organization to markets where it currently does not have a presence. Teva has several small operations in other European markets and is constantly looking for ways to expand them and to enter other markets. Both in Germany, and Italy, where Teva started its own generic operations and acquired a portfolio of products from Bayer in 2002, Teva increased its sales. Other small operations are located in Belgium and the Czech Republic.

Rest of the World

Teva’s pharmaceutical sales outside of North America and Europe reached $308 million in 2003. The Israeli market represented approximately 80% of these sales, with the balance sold through Teva’s International Products Division.

Israel: Teva is the largest non-governmental supplier of health care products and services in Israel. In the domestic market, Teva is involved in the marketing, promotion, selling and distribution of a wide range of health care products. These include innovative pharmaceutical products, generics, over-the-counter and consumer health care products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services. In recent years, Teva has increased its distribution and wholesaling activities in Israel.

In Israel, Teva has aligned all of its products and services with the needs of its main customers, namely health funds, hospitals, private pharmacies and pharmacy chains. It has built its Israeli product portfolio through licensing arrangements, as well as through its own product development. Teva intends to introduce new products into the Israeli market and maintains ongoing close contact with other pharmaceutical, biotechnology, hospital supply and health care companies around the world.

Marketing and Sales. Teva estimates that in 2003 the Israeli market for pharmaceuticals was approximately $720 million based on manufacturers’ selling prices, comprised of three market categories: health care plans, private pharmacies and chains and governmental hospitals. Teva is a significant medical supplier to each of these market categories. Substantially all of Teva’s pharmaceutical and hospital supplies sales in Israel are made through its own distribution company, Salomon, Levin and Elstein Ltd., Israel’s largest drug wholesaler, which sells directly to institutional customers, as well as to all of the pharmacies and chains.

Pricing. Several issues affected Teva’s pricing policy in Israel in 2003. The national health budget was only marginally increased during 2003, causing government-sponsored health funds to institute cost-saving measures restricting expenditures for pharmaceutical products. Furthermore, Teva’s prices were affected by pricing regulations that mandate that the retail prices of pharmaceuticals in Israel may not exceed the average of prices in four European markets (the U.K., Germany, France and Belgium) (the so-called “Dutch Model”). Lastly, and to a lesser degree, the Israeli health care funds utilized parallel importing to a limited extent, primarily to pressure Israeli producers into granting price reductions.

Other countries: Teva’s International Products Division oversees Teva’s various activities in the rest of the world. Its focus is on pharmaceuticals, mainly Copaxone®, Alpha D3® (Teva’s bone metabolism product) and a line of oncology products. Sales include direct exports from Israel and sales from Teva’s other manufacturing sites. Sales are made through affiliated companies, local representatives and distributors in the different markets.

Teva expects that its acquisition of Sicor and its Mexican operations will help increase the reach of its International Products Division into existing and new markets.

Sicor Biopharmaceutical Operations

Although a relatively small operation, Sicor’s biopharmaceutical operations provides Teva with a platform for manufacturing and marketing biopharmaceutical products. Sicor Biotech U.A.B., a wholly owned subsidiary located in Lithuania, develops and manufactures generic recombinant protein products that are sold through agents and distributors primarily in Russia, Kazakhstan and Ukraine. Sicor’s facilities in Lithuania offer bacterial fermentation and cell culture R&D capabilities. Sicor’s finished dosage biopharmaceutical manufacturing facility in Toluca, Mexico became operational in the first quarter of 2002.

Proprietary Products

Teva’s strategy with regard to its proprietary products is to leverage its access to Israeli-based academic research in order to develop innovative compounds for use in selected therapeutic markets. Teva’s proprietary research and development pipeline is currently focused on two specialty areas: neurological disorders and autoimmune diseases.

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

Copaxone®

Copaxone®, Teva’s leading product and its first major innovative drug, is used for the reduction of relapse rates in patients with relapsing-remitting multiple sclerosis (“MS”). Copaxone® is a new class of modifying therapy that offers MS patients a different treatment concept. Copaxone® has demonstrated, in controlled clinical trials, significant reductions in relapse rates as well as significant effects on activity and burden of disease as monitored by magnetic resonance imaging (“MRI”). Moreover, Copaxone® efficacy was shown to be sustained over 10 years with an average reduction of relapse rates to one every five years, while maintaining physical function in the majority of patients. Copaxone® is well-tolerated and is not associated with the development of neutralizing antibodies, as shown in both clinical trials and post-marketing experience.

Multiple sclerosis is a disease characterized by both inflammation and neurodegeneration, both of which are effectively addressed by Copaxone.® Copaxone® reduces relapses and disease activity, and also reduces by 50% the number of permanent “black holes” that developed in patients with relapsing-remitting multiple sclerosis (a study published in Neurology 2001). Black holes are permanent MS lesions in the brain, and represent areas where the most severe and irreversible brain tissue damage has occurred. Furthermore, results from a recent ongoing study (presented at the ENS and ECTRIMS 2003) showed that Copaxone® reduces axonal damage, demonstrated by magnetic resonance spectroscopy (“MRS”), a technique which looks at the integrity of the myelin sheet.

Two studies published in Brain (2002) and J. Neurological Sciences (2003) showed that Copaxone® may have neuroprotective properties by stimulating the release of a factor called brain-derived neurotrophic factor, or BDNF, which helps to protect the brain from axonal loss. This published data support Copaxone’s dual action in reducing inflammation and providing neuroprotection, thus effectively addressing both aspects of the disease.

To date, Copaxone® has been approved for marketing in 42 countries worldwide, including the United States, Israel, Canada, 15 European Union countries, Switzerland, Australia, Russia, Brazil and Argentina. Copaxone® was first launched in Israel in December 1996, and in the United States in March 1997. In 2003, in-market global sales of Copaxone® amounted to $720 million, of which $495 million was in the United States, where Copaxone® reached a market share of 28.4% by year-end. Global sales of Copaxone® in 2003 grew by 34% over those of 2002, a rate of growth that exceeded the growth of the global market of MS products.

Outside the United States, Copaxone® in-market sales reached $225 million in 2003, an increase of 76%, driven by significant sales increases in Italy, U.K., France and Germany, the largest MS market in Europe. In France, Copaxone® became publicly available in October 2003, following 15 months of being available only in hospital settings. Copaxone® was approved in 2001 through the European Mutual Recognition Procedure, and Teva, together with its partner Aventis, began the launch of Copaxone® in all European countries.

In 2002, Teva launched Copaxone® in North America in a ready-to-use pre-filled syringe, which significantly improves the ease of use by patients. In addition, Teva has submitted its Copaxone® pre-filled syringe for approval across the European Union and other markets. In October 2003, the Copaxone® pre-filled syringe was launched in Israel.

In North America, Copaxone® is distributed by Aventis. Teva manufactures the product and supplies it to Aventis through Teva USA. Teva Neuroscience Inc., a wholly owned subsidiary of Teva, succeeded to the business of Teva Marion Partners, which had been formed in 1995 as an equally owned marketing partnership between Teva and Aventis (originally Marion). Teva Neuroscience actively markets and promotes the product in the United States and Canada through a wide range of activities, including doctor detailing, educational seminars, websites and patient support programs, such as Shared Solutions™ and MS Watch™.

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

Teva is still seeking to develop an oral therapy for MS. Teva’s oral formulation of Copaxone® was tested in large clinical trial, CORAL, conducted from 2000 to 2002; however, the results of the trials were not statistically significant. In 2003, Teva and H. Lundbeck A/S, a Denmark-based, publicly traded pharmaceutical company and Teva’s strategic partner in the development of oral Copaxone®, have continued their collaboration on this project and are conducting experiments to determine how to proceed with the development of an oral Copaxone® formulation.

The exclusivity protections afforded Copaxone® in the United States through its status as an orphan drug expired on December 20, 2003. To the extent that Teva’s patents on Copaxone® are challenged and if any such challenges are successful, it may face competition for this product.

Rasagiline

In 2003, Teva achieved another milestone in the development of its central nervous system franchise, by successfully completing two Phase III studies with rasagiline, its compound for Parkinson’s disease, which Teva developed based on research of the Haifa Technion School of Medicine.

Rasagiline is a potent, second-generation, irreversible monoamine oxidase type B (MAO-B) inhibitor with neuroprotective activities demonstrated in various in vitro and in vivo studies. Its beneficial clinical effect, seen in the entire spectrum of the disease, combined with its once-daily dosing, lack of need for titration and high tolerability, allow rasagiline to address a significant unmet need in the treatment of Parkinson’s disease. Over two million patients are affected by this chronic disease worldwide, and although many therapies are available, there is still a high level of dissatisfaction with many of these treatments, both in terms of their efficacy and tolerability.

Following successful completion of the development program of rasagiline, a new drug application was submitted to the FDA in September 2003 for its use as an initial therapy in early stage disease and as an adjunctive treatment to levodopa in more advanced patients. Shortly thereafter, in October, applications to market rasagiline for the treatment of Parkinson’s disease were submitted in the EU and Canada. These applications were based on data from three Phase III clinical trials which included over 1,600 patients with Parkinson’s disease at different stages of the disease.

In the first Phase III study (TEMPO), rasagiline demonstrated efficacy as monotherapy in early-stage patients. This clinical trial showed a highly statistically significant effect on the primary endpoint – progression of Parkinsonian symptoms. Moreover, the one year results of this study suggest a possible effect on disease progression. Rasagiline was well-tolerated in this patient population.

In two following Phase III studies with rasagiline as adjunctive therapy to levodopa in more advanced patients – the LARGO study conducted in Europe, Israel and Argentina and the PRESTO study in North America – rasagiline demonstrated beneficial effects in the two categories defined as the goals for adjunctive therapy on Parkinson’s disease: symptomatic control of Parkinsonian symptoms and treatment of levodopa-induced motor complications. In these advanced patients as well, rasagiline was found to be well-tolerated.

The development of rasagiline is part of a long-term strategic alliance with Lundbeck for global co-development and marketing of rasagiline mainly in Europe for the treatment of Parkinson’s disease. Lundbeck has provided a substantial financial contribution to the project, which has enabled Teva to pursue development efforts, while maintaining the resources allocated to Teva’s generic drug development and the expansion of its proprietary pipeline. According to this agreement, Lundbeck and Teva, in a joint effort, will market the product in certain European countries and Lundbeck will be the exclusive marketer in the remaining European countries and certain other overseas markets.

In May 2003, Teva entered into a long-term strategic alliance with Eisai Inc., a U.S. leader in the field of Alzheimer’s disease, for the global co-development of rasagiline for several additional indications and its co-promotion in the US market. The parties agreed to initially develop rasagiline for Alzheimer’s disease, and, assuming its approval by the FDA, the parties will also co-promote the product in the United States for the treatment of Parkinson’s disease.

Other Projects

Teva has innovative research projects in the earlier clinical stages, in the areas of Alzheimer’s disease, epilepsy, stroke and SLE (Systemic Lupus Erythematosus), as well as several projects in the pre-clinical stage.

In connection with the epilepsy related project, Teva entered into a strategic collaboration agreement with Acorda Therapeutics Inc. to co-develop and co-promote valrocemide for several indications. The parties plan to initially develop the product for the treatment of epilepsy.

Intellectual Property and Other Protections

Teva relies on a combination of intellectual property protections and regulatory exclusivities to protect its innovative products. Teva seeks to obtain, where possible, product, process and use patents on its innovative products. Teva also relies on trade secrets, unpatented proprietary know-how and confidentiality agreements, as well as trademark and copyright protection, for its innovative products. Similar laws and regulations in Europe provide for six to ten years of data exclusivity. New pending legislation is likely to provide for a uniform period of European data exclusivity for a period of ten or 11 years.

The market exclusivity protections afforded Copaxone® in the United States due to its status as an “orphan drug” expired on December 20, 2003. Accordingly, the FDA could approve ANDAs for generic versions of Copaxone®. Teva does not believe that, to date, any ANDAs with Paragraph IV certifications for Copaxone® have been filed with the FDA. Teva would not be aware of ANDAs containing Paragraph III certifications, but these would not be approved by the FDA until after the expiration of patents listed in the FDA’s Orange Book. Additionally, to the best of Teva’s knowledge, to date a drug master file for glatiramer acetate (the active ingredient in Copaxone®) has not been filed with the FDA.

Active Pharmaceutical Ingredients

In addition to its production and sale of pharmaceutical products, Teva manufactures and sells active pharmaceutical products. With a leading global market share in the production of many major chemicals for generic pharmaceuticals, Teva’s active pharmaceutical ingredients (“API”) division facilitates Teva’s entry into new drug markets and offers a high quality and cost-effective source of raw materials. The objective of the API division is to provide Teva with the benefits of vertical integration while maintaining and growing a significant third party business. Teva’s recent acquisition of Sicor added complementary API operations to Teva’s existing capabilities.

The active pharmaceutical ingredients business is run independently from Teva’s finished pharmaceutical product businesses and sells products to third parties in a competitive market for APIs intended for generic products. Additionally, sales to other Teva units are on an arm’s-length basis, fulfilling Teva’s generic and proprietary manufacturing needs. Teva’s API sales are affected by the pharmaceutical trends and are directly related to the ability of its API customers, both Teva itself and its third party customers, to launch new products and maintain market share.

Teva offers more than 100 different active pharmaceutical ingredients, using synthetic, semi-synthetic and fermentation technologies, for use in pharmaceuticals. Teva believes it is among the world’s principal suppliers of many of these chemicals. The products are sold, subject to the patent position, to formulators of pharmaceutical products mainly in the United States and Europe, but also in the Far East and Latin America. The API division portfolio of products is a combination of high volume products as well as low volume – high value products.

The production of API is the most complex and costly step in the production of finished drugs and requires a high level of technical and regulatory skills. During 2003, the API division further strengthened its regulatory affairs and the technical and operational departments. In order for chemicals to be approved for use as active pharmaceutical ingredients sold in the United States, the facilities and production procedures utilized at such facilities must meet FDA standards. Teva’s chemical plants meet such standards and are regularly inspected by the FDA. Teva’s chemical plants located in Israel, Hungary, Italy and the U.S. operate on a continuous multiple shift basis. Most of the products are produced in dedicated computer-controlled automated facilities, facilitating optimization of the production processes and the assurance of high quality.

As part of its strategy of penetrating new segments through advanced production technologies, the API division has developed an expertise in specialized technologies, such as fermentation processes and the production of peptide active pharmaceutical ingredients. Teva has established a leading position in the sale of fermentation products such as lovastatin, simvastatin, pravastatin and tobramycin. In addition, through the establishment of joint ventures, Teva has taken initial steps towards supplying various peptides such as calcitonin, octreotide and others to its customers.

During 2003, the sales to Teva’s various pharmaceutical units were approximately 43% of the division’s total sales. In 2003, Teva’s pharmaceutical units purchased 38% of their total requirements for active pharmaceutical ingredients from the API division. Teva believes that its ability to produce these chemicals is a strategic advantage for its production of finished pharmaceuticals.

Marketing and Sales. Teva has been actively involved in the marketing of active pharmaceutical ingredients in the United States.

In North America, the API division has marketed its products for over 20 years through its U.S. subsidiary – Plantex USA. Most of Plantex’s customers are generic dosage form manufacturers located in the United States and Canada. Additionally, Plantex has been able to make significant inroads into the emerging drug delivery segments and is venturing into selected custom synthesis projects for new drug applications. The direct contact with the customers enables the API division to establish long-term relationships.

In Europe, a Teva European subsidiary, Plantex Chemicals BV, is responsible for marketing to western European customers. In Japan, the Far East, Australia, New Zealand and Latin America, chemical products are sold through Teva’s local subsidiaries as well as through local distributors. During 2003, Teva’s API division established a local Japanese marketing office.

Production. Teva produces active pharmaceutical ingredients worldwide through eleven production sites located in the United States, Israel, Hungary and Italy. The plants manufacture active pharmaceutical ingredients through synthetic and fermentation processes, process control, a variety of milling equipment, and its expertise in the field of physical properties, enabling tailoring of the product physical characteristics for the customer’s needs. In addition, through the Sicor acquisition, Teva recently added two API manufacturing sites in the vicinity of Milan, Italy, where Teva already owned several API plants, and one in Mexico.

In 2003, the division acquired a small active pharmaceutical producer in India, which will enable the division to be vertically integrated to certain key intermediate materials.

Sicor API Business. Sicor manufactures active pharmaceutical ingredients for use in its own finished dosage manufacturing facilities, and for sale to other pharmaceutical companies located primarily in North America, the European Union and Asia for use in finished dosage pharmaceutical products. Its offerings include anti-inflammatories, oncolytics, immunosuppressants, muscle relaxants and custom-manufactured APIs for a variety of proprietary drug manufacturers. The majority of Sicor’s API production is carried out at two manufacturing sites in Italy. Sicor-Società Italiana Corticosteroidi S.p.A., a wholly owned subsidiary, is a major producer of oncolytic agents, steroids and certain other products which are manufactured through fermentation or chemical synthesis processes. Sicor’s Mexican API operation is located in Toluca, near Mexico City, and principally produces steroid products for export.

Research and Development

Teva’s research and development efforts are involved in all its major business activities. Teva’s research and development expenses were as follows:

	U.S. dollars in millions
	2003	2002	2001
Gross R&D expenses	243	193	169
Participations and grants	30	28	61

Net R&D expenses	213	165	108

The Global Generic R&D Division is in charge of product formulation, process validation, bioequivalence testing and registration of a growing list of generic drugs for the North American and major western markets. It also focuses on the development of complex drug delivery systems for generic drugs. The division operates from five development centers: U.S., Canada, Israel Hungary and The Netherlands, enabling optimization of both human resources and the prevailing patent law situation.

The Global Innovative R&D Division employs researchers in Israel, the United States, Canada, Hungary and several Western European countries. The division conducts all research activities required for the identification of lead compounds as well as all pre-clinical development, clinical testing and regulatory submissions for Teva’s growing pipeline of proprietary products. The division is deeply involved in supporting Teva’s effort to achieve and maintain a leading position in the treatment of multiple sclerosis and to establish a franchise in Parkinson’s disease. Teva collaborates intensively with Israel’s major universities, medical institutions and research institutes in order to derive the benefits of and leverage the extensive, first-class research activities conducted in Israel, specifically in the areas of neurodegeneration/neuroprotection, autoimmunity and cancer.

In addition to the funding received through collaborations with third parties such as Lundbeck, Aventis and recently Eisai, Teva avails itself of government funding for research conducted in Israel. The Israeli government offers grants, which are repayable as royalties from the sale of products resulting from funded research, with the aggregate amount of such royalties limited to the amount of the original grant (in respect of grants since 1999, with the addition of LIBOR interest). The royalties are at rates between 2% and 3.5% (depending on the number of years elapsed since the commencement of the royalty payments) of sales relating to a product or a development resulting from the funded research. The maximum amount of the contingent liability in respect of royalties to the Israeli government at December 31, 2003 amounted to $34 million.

The Global API Division R&D researchers from the API division focus on the development of chemical and biological (fermentation) processes and on the production of active ingredients of interest to the generic drug industry, as well as for Teva’s proprietary drugs. This group is comprised of a large center in Israel (chemical processes), a large center in Hungary (fermentation and downstream processing) and a newly acquired facility in India (intermediates). The R&D group also seeks to find ways to reduce API production costs, enabling Teva to remain a supplier of key API products after other competitors cease to be able to produce these products economically.

Competition

In the United States, Teva is subject to intense competition in the generic drug market from other generic drug manufacturers, brand-name pharmaceutical companies that manufacture generic drug products, manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. Teva believes that the primary competitive factors playing a role in the United States are the ability to continually introduce the generic equivalents for brand-name drug products in sufficient volume soon after their relevant patents expire, are invalidated or circumvented, as well as price, product quality, prompt delivery, breadth of product line, customer service and reputation.

Significant profits can be realized from being the first generic version in the market; however, price competition from additional generic versions of the same product as well as potential price competition from the original branded product might result over time in significant reductions in sales and profit margins. In addition, Teva’s competitors may also develop their products more rapidly or complete the regulatory approval process sooner, and therefore market their products earlier. New drugs and future developments in alternative drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products. Some brand-name competitors try to prevent, discourage or delay the use of generic equivalents through regulatory processes, patent extension, litigation and negative public relations campaigns. More recently, brand-name companies developed a new tactic in an effort to diminish the potential from the 180-day exclusivity period that results from a successful patent challenge under the Hatch-Waxman Act: simultaneously with the launch of a generic under Paragraph IV exclusivity, certain brand-name companies have granted licenses for so-called “authorized generics” to third parties.

Teva is witnessing a consolidation of its customers, as chain drug stores and wholesalers merge or consolidate. In addition, a number of its customers have instituted source programs that limit the number of suppliers of generic pharmaceutical products carried by that customer. As a result of these developments, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base.

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

In the United Kingdom, APS/Berk faces threats similar to those faced by Pharmachemie, as described above. APS/Berk’s main competitor is a multinational pharmaceutical company, which in the past has invested heavily in new product development, giving it a competitive edge in bringing new generic products to market on a timely basis. As in the United States, the United Kingdom generic market is very competitive, with the main competitive factor being price, but competition is also based on name, reputation and customer service.

In Hungary, the Teva companies compete with local Hungarian manufacturers as well as face increasing competition from multinational pharmaceutical companies. In recent years, the Hungarian pharmaceutical industry has been substantially privatized, resulting in foreign ownership of most major Hungarian pharmaceutical manufacturers. In addition, many multinational pharmaceutical companies have established Hungarian marketing companies for their products, further intensifying the competition. Teva’s acquisition of the Human group strengthened Teva’s position and presence in Hungary, while creating a more diversified products and service portfolio, including wholesaling services through its Humantrade subsidiary.

In France, Teva Classics faces challenges similar to those faced by Pharmachemie and APS/Berk, as described above. Teva Classics’ main competitors are multinational pharmaceutical companies, which in the past have invested heavily in new product development, giving them a competitive edge in bringing new generic products to market on a timely basis. As in the United States and the United Kingdom, the French generic market is very competitive, with the main competitive factor being price, but competition is also based on reputation and customer service.

In Canada, Novopharm is the second largest in terms of prescriptions of five major generic drug manufacturers, three of which are subsidiaries or divisions of other global manufacturers, and two of which are privately owned. Novopharm, together with these competitors, satisfies most of the Canadian demand for generic pharmaceuticals.

The Canadian regulatory and customer landscape for generic manufacturers continues to evolve. Several federal and provincial commissions were appointed to study and make recommendations for improvement to Canada’s publicly funded Medicare system. Many of these commissions highlighted the need to limit brand patent extensions, and speed the approval process for generic drugs. Branded pharmaceutical companies continue to lobby against such changes, which would enhance generic drug sales at the expense of the brands.

The customer base for Novopharm continues to change as the number of independent community pharmacies shrinks at the expense of chain drug and banner aligned store groups, which have begun to work closely with selected suppliers for specific products. This trend is expected to continue, resulting in increased competition for generic drug manufacturers at the chain and banner buying offices. These larger customers look to generic suppliers to timely launch cost effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

In Israel, Teva, with a market share (including distribution, on behalf of third parties) of approximately one quarter of the total pharmaceutical market, is the largest supplier of health care products. Teva’s success is based primarily on its ability to market products within the medical community, combined with its ability to provide clients with both a broad line of products and prompt service. Teva’s products compete with those of other local manufacturers as well as with imported products. Generic competition has increased in recent years in Israel and this trend is expected to continue, with additional price pressure coming from the health care funds and other institutional purchasers. Teva participates in the Israeli pharmaceutical market in both generic and branded drugs.

Copaxone® competes with other therapies for the treatment of multiple sclerosis, principally the three products that are forms of beta-interferon: Biogen Inc.’s Avonex®, Schering AG/Berlex Laboratories’ Betaseron®and Serono SA’s Rebif®. In addition, there are other products in various stages of clinical development for the treatment of multiple sclerosis, most notably Antegren® being developed jointly by Elan Corporation and Biogen. Oral formulations are also in various stages of development by a number of companies.

In 2002, Schering AG announced the initiation of a trial which compares the efficacy of the current dose Betaseron® with a higher dose Betaseron®, and of the current dose Betaseron® with Copaxone®. The study will commence in 2004. Serono has also announced the initiation of a head-to-head comparison between Rebif® and Copaxone® to be commenced in 2004.

In the sale of active pharmaceutical ingredients, Teva competes in all of its markets with specialty chemical producers who are mainly located in Europe, particularly in Italy and Spain, and the Far East. Teva competes based on price, quality, timely delivery and its ability to meet the stringent FDA requirements for approved suppliers of active pharmaceutical ingredients. Many of its competitors are smaller than Teva’s active pharmaceutical ingredients division in terms of sales. Teva believes that its extensive portfolio (one of the broadest available in the industry), combined with the breadth of its operations and its financial resources, make its active pharmaceutical ingredients division a leader in the industry.

Regulation

United States. All pharmaceutical manufacturers that sell products in the United States are subject to extensive regulation by the U.S. federal government, principally by the FDA and the Drug Enforcement Administration (“DEA”), and, to a lesser extent, by state and local governments. The Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, recordkeeping, advertising, promotion and sale of Teva’s products. Teva’s major facilities and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance with applicable requirements can result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the government to enter into supply contracts or to approve new drug applications and criminal prosecution. The FDA also has the authority to deny or revoke approvals of drug active ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure by Teva to comply with applicable FDA policies and regulations could have a material adverse effect on the operations of Teva.

FDA approval is required before any “new drug” (including generic versions of previously approved drugs) can be marketed, including new strengths, dosage forms and formulations of previously approved drugs. Applications for FDA approval must contain information relating to bioequivalence (for generics), safety, toxicity and efficacy (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures require commercial manufacturing equipment to be used to produce test batches for FDA approval. Validation of manufacturing processes is required by the FDA before a company can market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements. The generic drug development process and the ANDA review process can take from about two to five years.

The Hatch-Waxman Act of 1984 established the ANDA application procedure for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the submission and/or the approval of ANDAs. One such provision allows a five-year market exclusivity period for new drug applications (“NDAs”) involving new chemical entities, a three-year market exclusivity period for NDAs (including different dosage forms) containing new clinical investigations essential to the approval of the application and a seven-year market exclusivity period for the treatment of orphan diseases. The market exclusivity provisions are separate from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for reduction of effective life of the patent as a result of time spent by the FDA reviewing a drug application. The effect of patent term extension and non-patent market exclusivity may delay the submission and approval of generic drug applications.

Additionally, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity whereby the first company to submit an ANDA challenging a brand product patent may trigger a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs for up to 180 days after the first commercial marketing of the drug by the first applicant. Submission of an ANDA challenging a brand patent can result in protracted and expensive patent litigation. When this occurs, the FDA generally may not approve the ANDA until the earlier of thirty months or a relevant court decision finding the patent invalid, not infringed or unenforceable.

The new Medicare Prescription Drug, Improvement and Modernization Act of 2003 has modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval may be obtained upon the earlier of a favorable district court decision and 30 months from notification to the patent holder of the Paragraph IV filing. Exclusivity rights may be forfeited pursuant to the Medicare Act if the product is not marketed within 75 days of the final court decision and under other specified circumstances. However, many of these changes apply only to newly filed ANDAs containing such patent challenges; previously filed ANDAs generally continue to be governed by the old law.

Recent court rulings continue to modify our understanding of the law. Most recently, a court has issued a ruling which questions the availability of shared generic exclusivity. The FDA has appealed this decision. This may result in the delay of entry to market for many generic products or changes in the determination of eligibility for generic exclusivity.

Brand-name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction which may reduce the demand for the original dosage form as sought by a generic ANDA applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or data exclusivities, further delaying generic introduction. Another strategy is the launch of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing for the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company awarded the generic exclusivity period.

The Best Pharmaceuticals for Children Act, signed into law in 2002, continues the so-called “pediatric exclusivity” program begun in the FDA Modernization Act of 1997. The pediatric exclusivity program provides a six-month extension to an active patent and exclusivity for all formulations of an active ingredient if the sponsor performs and submits adequate pediatric studies on any one dosage form. The effect of this program has been to delay the launch of numerous generic products by an additional six months.

The Generic Drug Enforcement Act of 1992 established penalties for wrongdoing in connection with the development or submission of an ANDA by authorizing the FDA to permanently or temporarily debar companies or individuals from submitting or assisting in the submission of an ANDA, and to temporarily deny approval and suspend applications to market generic drugs. The FDA may suspend the distribution of all drugs approved or developed in connection with wrongful conduct and also has authority to withdraw approval of an ANDA under certain circumstances. The FDA can also significantly delay the approval of a pending NDA or ANDA under its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy.” Manufacturers of generic drugs must also comply with the FDA’s cGMP standards or risk sanctions such as the suspension of manufacturing or the seizure of drug products and the FDA’s refusal to approve additional ANDAs.

Products marketed outside the United States that are manufactured in the United States are subject to various export statutes and regulations, as well as regulation by the country in which the products are to be sold.

The Centers for Medicare & Medicaid Services (“CMS”) is responsible for enforcing legal requirements governing rebate agreements between the federal government and a pharmaceutical manufacturer. Drug manufacturers’ agreements with the CMS provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: For generic drugs marketed under ANDAs covered by the state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions). For products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. Teva USA has such a rebate agreement in effect with the federal government. The federal and/or state governments have and will continue to enact measures aimed at reducing the cost of drugs to the public, including the recent enactment in late 2003 of Medicare legislation that expands the scope of Medicare coverage for drugs over the next two years. Teva cannot predict the nature of such measures or their impact on its profitability.

Canada. The Canadian federal government, under the Food and Drugs Act and the Controlled Drug and Substances Act, regulates what therapeutic products can be sold in Canada and what level of control applies. The Therapeutic Products Directorate of Health Canada is the national authority that evaluates and monitors the safety, effectiveness and quality of drugs, medical devices and other therapeutic products.

The issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations made under the Patent Act. The Therapeutic Products Directorate will not issue the Notice of Compliance if there are any patents registered with the Health Canada Patent Registrar for the relevant drug product. Generic pharmaceutical manufacturers can either wait for the patents to expire or file a patent allegation. Filing of a patent allegation often results in patent litigation with the brand company, in which case a Notice of Compliance will not be issued until the earlier of the expiration of a twenty-four month stay or resolution of the litigation in the generic’s favor.

The provincial governments control expenditures on therapeutic products by establishing interchangeability formularies and benefit lists. The provincial governments regulate the pricing of the products and will only reimburse for products that are listed in the Formularies and Benefit Lists. The Provincial Ministries of Health, through their own review processes, determine the eligibility of the products for interchangeability by evaluating the drug quality, bioequivalence data, drug therapeutics, and utilization of drug and pharmacoeconomic issues.

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

Europe. A directive of the European Union requires that medicinal products must have a marketing authorization before they are placed on the market in the European Union. The criteria upon which grant of an authorization is assessed are quality, safety and efficacy. In order to control expenditures on pharmaceuticals, most member states in the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

Certain pharmaceutical patents may be extended in Europe by up to five years in order to extend effective patent life to fifteen years. Some older French and Italian patents were extended up to eight and eighteen years, respectively. Additionally, data exclusivity provisions in Europe may prevent launch of a generic product by six or ten years from the date of the first market authorization in the European Union. Legislation is pending which may lengthen this exclusivity period to 10 years for all members of the EU, with a possibility of extending the period to 11 years under certain circumstances. This legislation will also enable the submission of a generic dossier to the health authorities eight years after the first market authorization.

During the course of 2003, Teva continued to register its products in Europe. As part of the mutual recognition procedure established by the European Union, an attempt was made to simplify registration, although centralized registration for generic products is, as yet, not possible in Europe. Teva has significantly increased its registration efforts in a number of main countries: Hungary, the United Kingdom, France and Germany.

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

On January 1, 2003, Hungary joined the European Patent Convention and simultaneously amended its own patent act to conform to this convention. On the whole, the new patent act retained most provisions of the previous act, including the permission to carry out clinical trials and tests and apply for and obtain registration of generics even prior to the expiration of the original patent. This new act, however, considers the maintenance of an inventory of such generics prior to the expiration of the patent to be infringement of the patent, while the maintenance of such an inventory was not considered infringement under the previous act.

In May 2004, Hungary will join the EU. As a result: (1) supplementary protection certificates will become available in Hungary for products having marketing authorizations dated not earlier than January 1, 2000, which may extend the patent protection period for up to five years; (2) Hungary will be able to participate in the EU’s mutual recognition procedure; and (3) the data exclusivity protection period will be extended from the current six years to ten or 11 years in effect in the EU. Hungary is likely to ask for an exemption from this EU data exclusivity rule for a number of years.

Miscellaneous Regulatory Matters.

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

Data exclusivity provisions exist in many countries worldwide, although their application is not uniform. In general, these exclusivity provisions prevent the submission of generic drug applications to the health authorities for a fixed period of time usually following the first approval of the brand name product in that country. The fixed period of time ranges from five to ten years. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after the patent protection has expired. In particular, European data exclusivity provisions prevent the submission of generic drug applications to the health authorities for a period of six to ten years following the first approval of the brand name product in the European Union. New pending legislation may extend the data exclusivity in all EU countries, including the accession countries, to ten or 11 years. Additional countries, including Israel, may introduce data exclusivity provisions in the future.

Pharmaceutical Production

Teva operates 18 finished dosage pharmaceutical plants in North America, Europe and Israel. The plants manufacture solid dosage forms, injectables, liquids and semi-solids. During 2003, Teva’s plants produced approximately 19 billion tablets and capsules. In addition, Teva recently commenced construction of a new state-of-the-art production facility in Jerusalem.

Teva’s North American facilities manufacture solids, liquids and semi-solids, including dedicated facilities for penicillin and cephalosporin products. Its European facilities manufacture solids, liquids and semi-solids (including soft gelatin caps), and sterile products (including plasma fractionation products). Its Israeli facilities manufacture solids, liquids and semi-solids and sterile products. Teva’s main technology – the manufacture of tablets and capsules – is available in all the three geographical areas. Teva USA derives most of its sales from products manufactured outside of the United States.

Teva’s plants in the United States and Canada, the Kfar Sava plant in Israel and the Haarlem plant in The Netherlands are FDA-inspected. Achieving and maintaining quality standards in compliance with the current good manufacturing practice (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, requires sustained efforts and expenditures. Teva has spent, and will continue to spend, significant funds and dedicate substantial resources to help ensure that standards are continuously met.

Through the Sicor acquisition, Teva added an additional nine plants, located in California, Italy, Mexico and Lithuania.

Raw Materials for Pharmaceutical Production

Teva has taken a global approach to manage the commercial relations with its main suppliers: strategic decisions are made on a global basis, while day-to-day operations are run locally. Most packaging materials are purchased locally.

Approximately 38% of Teva’s raw material purchases for its pharmaceutical businesses during 2003 were made from Teva’s API division. The rest were purchased from suppliers located mainly in Europe, the Far East and the United States. Most of the purchases from the US-based suppliers are controlled substances.

In order to protect itself from possible supply interruptions, Teva has qualified alternate suppliers for several large products and is in the process of qualifying alternate sources for several other products. For products that Teva has only one approved source, Teva has built appropriate inventory to meet the opportunities in the market or signed supply agreements with the existing approved source. Teva has implemented a supplier audit program to ensure that its suppliers meet its standards.

In the United States, Teva USA utilizes controlled substances in certain of its products and therefore must meet the requirements of the Controlled Substances Act and the related regulations administered by the U.S. Drug Enforcement Administration. These regulations include quotas on procurement of controlled substances and stringent requirements for manufacturing controls and security to prevent pilferage of or unauthorized access to the drugs in each stage of the production and distribution process. Quotas for controlled substances may from time to time limit the ability of Teva USA to meet demand for these products in the short run.

Organizational Structure

The following table sets forth, by geographic area, as of December 31, 2003, the name and jurisdiction of Teva’s principal operating subsidiaries. Except as otherwise indicated, Teva owns 100% of the ownership and voting interest in such subsidiaries.

North America:

Novopharm Limited (Canada)

Plantex USA, Inc. (United States)

Teva Neuroscience, Inc. (United States)

Teva Pharmaceuticals USA, Inc. (United States)

Europe:

Approved Prescription Services Limited (United Kingdom)

Biogal Pharmaceutical Works Ltd. (Hungary) -99.3% owned

Gry Pharma GmbH (Germany)

Human Pharmaceutical Works Co. Ltd. (Hungary) – 99.98% owned

Orphahell BV (The Netherlands)

Pharmachemie Group (The Netherlands)

Prosintex Industrie Chimiche Italiane S.r.l. (Italy)

Teva Pharmaceuticals Europe B.V. (The Netherlands)

Teva Classics S.A. (France)

Teva Santé SAS (France)

Teva Pharmaceutical Fine Chemicals s.r.l. (Italy)

Teva Pharma Italia S.r.l. (Italy)

Israel:

Abic Ltd.

Assia Chemical Industries Ltd.

Abic Biological Laboratories Teva Ltd.

Plantex Ltd.

Salomon, Levin and Elstein Ltd.

Teva Medical Ltd.

In addition, through its acquisition of Sicor in January 2004, Teva acquired the additional subsidiaries listed below. Except as otherwise indicated, Teva owns 100% of the ownership and voting interest in such subsidiaries.

North America:

Genchem Pharma Ltd. (United States)

Metabasis Therapeutics, Inc. (United States - 16.5%)

Sicor Inc. (United States)

Sicor Pharmaceuticals Sales, Inc. (United States)

Sicor Pharmaceuticals, Inc. (United States)

Europe:

Rakepoll Holding B.V. (The Netherlands)

Sicor Biotech UAB (Lithuania)

Sicor Europe S.A. (Switzerland)

Sicor Societa Italiana Corticosteroidi S.p.A. (Italy)

China:

Tianjin Hualida Biotechnology Company Ltd (45%)

Mexico:

Lemery S.A. de C.V.

Sicor de Mexico S.A. de C.V.

Sicor Latinoamerica S.A. de C.V.

Properties and Facilities

Listed below are Teva’s major facilities as of December 31, 2003:

Plant Location	Square Footage (in thousands)	Main Function

Kfar Sava, Israel	327	Pharmaceutical manufacturing, research laboratories

Netanya (South), Israel	200	API (chemical) production, warehouses and distribution center, research laboratories

Ramat Hovav, Israel	180	API (chemical) production

Jerusalem, Israel (2 sites)	127	Pharmaceutical manufacturing, research laboratories, offices

Netanya (North), Israel	105	API (chemical) production

Ashdod, Israel	91	Hospital supplies production

Kiryat Shemona, Israel	78	Hospital supplies production

Petach Tikva, Israel	72	Corporate headquarters

Beit Shemesh, Israel	28	Veterinary products production

North Wales, Pennsylvania	335	US headquarters, Pharmaceutical warehousing and distribution center

Sellersville, Pennsylvania	165	Pharmaceutical packaging, research laboratories

Mexico, Missouri	146	API (chemical) production

Fairfield, New Jersey	44	Pharmaceutical production, warehousing

Eastbourne, England	103	Pharmaceutical packaging, research laboratories

Bulcagio, Italy	65	API (chemical) production

Vilanterio, Italy	40	API (chemical) production

Setimo, Italy	35	API (chemical) production

Carono, Italy	18	API (chemical) production

Gödöllõ, Hungary	320	Pharmaceutical manufacturing, hospital supplies production, research laboratories

Debrecen, Hungary	2,260	Pharmaceutical manufacturing, API (chemical) production, warehousing and research laboratories

Haarlem, The Netherlands	232	Pharmaceutical manufacturing, warehousing, offices

Scarbourough, Ontario, Canada (2 adjacent sites)	359	Canadian headquarters, pharmaceutical packaging, warehousing, research laboratories

Stouffville, Ontario, Canada	140	Pharmaceutical manufacturing, warehousing

Markham, Ontario, Canada	71	Pharmaceutical manufacturing

Sens, France	61	Pharmaceutical manufacturing and warehousing

Gajraula (U.P.), India	182	API (chemical) production

Teva leases certain of its facilities. The Kfar Sava plant, the Jerusalem pharmaceutical plant, the Netanya chemical plant and the Ramat Hovav plant are in buildings owned by Teva on land leased from the Israel Lands Administration. The leases with respect to the Kfar Sava plant extend until 2032 and 2034, respectively, with an option to renew until 2081 and 2083, respectively. The leases with respect to the Netanya chemical plant extend until 2018 and 2022, with an option to renew each of the leases until 2067 and 2071, respectively. The lease with respect to the Ramat Hovav plant extends until 2043, with an option to renew until 2092. The lease with respect to the Jerusalem pharmaceutical plant extends until 2021, with an option to renew until 2070. All of the above lease payments (other than the options) have been prepaid. The corporate headquarters in Petach Tikva is leased in part, until December 2006, with an option to renew annually until December 2009. Novopharm presently leases seven facilities under leases which expire between 2004 and 2005. Novopharm is in the process of purchasing one of its facilities. Teva owns all of its other facilities.

In addition, through its acquisition of Sicor in January 2004, Teva acquired the following additional facilities:

Location	Square Footage (in thousands)	Status	Main Function
United States
California	289	Leased	Manufacturing, R&D, warehouse, office
California	150	Leased	Sub-leased to third-party tenants
California	31	Owned	Manufacturing, office
New Jersey	5	Leased	Office

Italy
Santhià	183	Owned	Manufacturing, R&D, warehouse
Rho	60	Owned	Manufacturing, R&D, warehouse, office

Mexico
Mexico City	65	Owned	Manufacturing, R&D, warehouse, office
Toluca	34	Owned	Manufacturing
Toluca	18	Owned	Manufacturing, R&D, warehouse, office
Mexico City	13	Leased	Warehouses
Mexico City	12	Owned	Office

Lithuania
Vilnius	62	Owned	Manufacturing, R&D, office
Vilnius	35	Owned	Protein manufacturing, office
Vilnius	23	Owned	Warehouse

Switzerland
Vacallo	19	Leased	R&D

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

Economic Environment

Since Teva’s results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the major markets outside the United States in which it operates affect Teva’s results. In 2003, the European currencies increased in value relative to the dollar, with the Euro being revalued during the year by 20%, the Hungarian Forint by 9% and the Pound Sterling by 8%. In Israel, the New Israel Shekel (“NIS”) strengthened in value relative to the dollar by 8% during 2003.

Highlights

In 2003, Teva achieved significant growth, reaching $3.3 billion in revenues and an even greater rate of growth in its net income. Among the more significant factors affecting 2003, which may also affect future results of operations, are:

•	Substantially higher US generic pharmaceutical sales as a result of the introduction of eleven new generic products, including, most significantly, the introductions of the generic versions of Augmentin® (introduced toward the end of 2002), Remeron® and Vicoprofen®.

•	The continued success of Copaxone® in North America, where, despite an increasingly competitive environment, Copaxone® continued to increase its market share to 28.4%, and the strong ongoing entry of Copaxone® into the European market, where growth is expected to be further fueled by its recent launch in France.

•	The favorable impact on sales of the strengthening of European currencies relative to the US dollar, which contributed approximately 19% to the year-over-year growth in consolidated net sales for 2003. While sales in Europe significantly benefited from the strengthening of European currencies, the impact on net income was mitigated by higher costs in US dollar terms as a result of most products sold in Europe being produced in Europe and the purchase of European raw materials for use in non-European production.

•	Sales growth was also impacted by:

•	the inclusion for the first time of a full year of sales for Teva Classics and Teva Pharmaceutical Fine Chemicals Srl. These companies, which were acquired in mid-2002, contributed an additional $50 million to Teva’s 2003 sales when compared to 2002 sales;

•	two quarters of sales in North America of Purinethol®, the rights to which were obtained from GlaxoSmithKline (“GSK”) on June 30, 2003 as part of a settlement in a patent case. In February 2004, a generic version of Purinethol® was launched by a competitor, which should result in lower sales of this product in future periods.

•	Significantly increased gross and net R&D expenditures with participation and grants at approximately the same levels as during 2002 (in absolute terms), reflecting increases in both generic and innovative R&D efforts.

•	Lower financial expenses in 2003, resulting primarily from a combination of the low interest rate on $450 million of 0.375% Convertible Senior Debentures due 2022 which were issued in November 2002, increased cash generated from operations and the conversion in October 2003 of $550 million of 1.5% Convertible Senior Debentures due 2005.

•	An increased tax rate, which rose from 17.0% in 2002 to 20.8% in 2003, mainly representing the expiration of certain tax benefits relating to Copaxone®.

The key events of 2003 and subsequent, which are poised to have a substantial impact on Teva’s future results, are:

•	The acquisition of Sicor, which was consummated in January 2004, for a purchase price of approximately $3.46 billion, comprised of $2 billion in cash and $1.4 billion in Teva shares. While not reflected at all in Teva’s 2003 results, the inclusion of Sicor’s operations will significantly increase revenues for 2004 and beyond, and is expected to become accretive to earnings per ADR within 12 months of the acquisition date.

•	In connection with this acquisition, a Teva finance subsidiary issued $1.1 billion of Convertible Senior Debentures due 2024, carrying a weighted average interest rate of 0.36%, the proceeds of which were utilized to refinance short term bank borrowings used to fund the closing of the transaction. In addition, Teva utilized approximately $890 million of its available cash and cash equivalents.

•	The acquisition is to be accounted for by the purchase method. The results of operations of Sicor will be consolidated into the financial statements of Teva commencing with the first quarter of 2004. It is anticipated that the Sicor acquisition will give rise to a substantial one-time write-off of in-process R&D. In addition, Teva expects to amortize Sicor existing products and other identifiable intangible assets mainly over periods ranging from 15 to 20 years.

•	The submission in September 2003 of the application for rasagaline to the regulatory authorities in the US and Europe, following successful completion of Phase III clinical trials in March 2003.

•	The continued strengthening of Teva’s generic drug pipeline which, as of February 13, 2004, was comprised of 94 ANDAs in the United States, plus an additional 18 ANDAs acquired as part of the Sicor acquisition, and 111 compounds representing 240 formulations submitted for registration in Europe.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data presented as percentages of net sales and the increase/decrease by item as a percentage of the amount for the previous year.

In the years ended December 31, 2001 and 2003, Teva recorded non-recurring items as follows: in 2001, a charge for restructuring activities, and in 2003, a one time benefit to income resulting from the receipt of North American rights to Purinethol® from GSK, less restructuring charges related to impairment of property, plant and equipment in connection with the shutdown and transfer of an API facility. These charges and benefits are detailed in the discussion below under the heading “Other Income Statement Line Items – One-Time Charges/Benefits.” Teva believes that the exclusion of these one time elements presents a better indicator of the trends in its underlying operations. Accordingly, both the table of percentage changes which accompanies this analysis and the textual descriptions below, analyze results before, as well as after, giving effect to such charges and benefits.

	Percentage of Net Sales Year Ended December 31			Percentage Change Comparison
	2003	2002	2001	2003-2002	2002-2001
	%	%	%	%	%
Net Sales	100.0	100.0	100.0	30.1	21.2
Gross Profit	46.4	43.5	40.8	38.7	29.3
Research & Development Expenses	7.4	7.7	8.1	26.4	14.2
Less Participations and Grants	(0.9)	(1.1)	(3.0)	8.3	(55.1)
Research & Development – Net	6.5	6.6	5.1	29.4	53.9
Selling, General and Administrative Expenses	15.9	16.1	17.2	28.1	13.5
Operating Income	26.8	20.8	17.7	67.4	43.1
Financial Expenses – Net	0.2	1.0	1.3	(79.7)	(5.4)
Income Before Income Taxes	26.6	19.8	16.4	74.7	46.8
Net Income	21.1	16.3	13.4	68.4	47.5

Data Before One-Time Items
Operating Income	24.0	20.8	18.5	49.8	37.2
Income before Income Taxes	23.8	19.8	17.1	56.1	40.3
Net Income	18.9	16.3	13.9	50.6	42.5

Sales – General

Consolidated sales by geographic areas and business segments were as follows:

Sales by Geographical Areas

						Percent Change
Sales for the Period	2003	2002	2001	% of 2003	% of 2002	2003 from 2002	2002 from 2001
	U.S. dollars in millions
North America	2,055	1,611	1,288	63%	64%	28%	25%
Europe	861	600	457	26%	24%	44%	31%
Rest of the World	360	308	332	11%	12%	17%	(7)%
Total	3,276	2,519	2,077	100%	100%	30%	21%

Sales by Business Segments

						Percent Change
Sales for the Period	2003	2002	2001	% of 2003	% of 2002	2003 from 2002	2002 from 2001
	U.S. dollars in millions
Pharmaceuticals	2,885	2,241	1,838	88%	89%	29%	22%
API *	371	259	219	11%	10%	43%	18%
Other	20	19	20	1%	1%	4%	(5)%
Total	3,276	2,519	2,077	100%	100%	30%	21%

*	Third party sales only.

Teva Classics in France and Teva Pharmaceutical Fine Chemicals in Italy were consolidated with Teva’s financial statements commencing in the third quarter of 2002. Accordingly, Teva’s 2003 annual financial statements reflect for the first time a full year of consolidated results for these two companies. Except for this effect, Teva’s overall sales growth for 2003 was driven principally by the organic growth of both the pharmaceutical and the API business segments, together with the impact of favorable currency trends, which contributed 19% of the increase in consolidated sales.

Pharmaceutical Sales

North America

In 2003, pharmaceutical sales in North America amounted to $1,827 million, representing an increase of 26% over 2002. The increase in sales was attributable to (1) products that were launched during 2003, including the generic equivalents of the following products (listed in the order of their launch during the year): Remeron®, Nolvadex®, Amoxil®, Vicoprofen®, Univasc®, Daypro®, Megace®, Serzone®, K-Dur®, Bactroban® and Monopril®; (2) continued growth in sales of Copaxone®, which reached a market share of 28.4% of total U.S. MS prescriptions by year-end, and (3) the sales of Purinethol®. In 2003, the pricing environment for generic products in the United States continued to be relatively stable. While during 2003 practically all the increase in sales over 2002 were the result of organic growth, in the future Teva anticipates that its recent acquisition of Sicor and joint ventures will have a positive impact on supplementing its growth in North America.

Teva’s organic growth in North America will continue to be fueled by its strong U.S. generic pipeline, which as of February 13, 2004 included 94 ANDAs, including 16 tentative approvals and 78 pending. Total annual branded sales of this pipeline exceed $66 billion. Included among these ANDAs are several products resulting from cooperation with Biovail, Impax and Andrx. Sicor’s pipeline as of February 13, 2004 included 18 products with approximate branded sales of $2 billion. These Sicor pipeline products are not otherwise included in the pipeline figures above.

In 2002, pharmaceutical sales in North America amounted to $1,456 million, representing an increase of 26% over 2001. The increase in sales was attributable to several significant launches of new generic products in 2002, the most significant being the generic form of Augmentin® in the fourth quarter of 2002, as well as 14 other new generic product launches, and the continued growth in sales of Copaxone® resulting in part from the successful introduction in 2002 of the pre-filled syringe which, as of the end of 2002, accounted for approximately 95% of U.S. prescriptions of Copaxone®.

During 2002, Teva USA fully implemented a state-of-the-art computer-controlled distribution center in its Pennsylvania facilities. This system has increased Teva USA’s capacity to handle the significantly increased volumes of products that it sells and over 450 stock keeping units (“SKUs”) which presently comprise its product line, and is expected to contribute significantly to Teva’s ongoing effort to maintain high levels of customer service.

In the second half of 2003, Novopharm’s sales growth in Canadian dollar terms was better than that of the overall Canadian generic market. December 2003 was the fifth consecutive month in which Novopharm sales growth outpaced the generic market growth in Canadian dollar terms. During 2002, Teva substantially augmented a program, initiated subsequent to Novopharm’s acquisition, to significantly expand the Canadian product pipeline. In addition, plant restructurings and capital investments were made to enable Novopharm to become a “center of excellence” for the production of certain products for the American market.

Europe

Pharmaceutical sales in Europe in 2003 amounted to $751 million, an increase of 47% compared to 2002, primarily due to the launch of new products by Teva in Europe during 2003, including the generic versions of Neurontin®, Zocor® and Diflucan®, the continued penetration of Copaxone® in Europe and the 20% revaluation of the Euro against the US dollar (when average compared to average). In addition, as of December 31, 2003, 111 compounds representing 240 formulations and 420 marketing authorization applications are pending approval.

In the major European countries where it operates, Teva was affected by the following trends in 2003:

•	the Dutch market continued to be characterized by increasing price erosion as pressure from the government and buyers negatively impact margins. The reimbursement system in The Netherlands has recently been changed significantly, with reductions of the reimbursement price for certain products and elimination of the clawback system with respect to multi-sourced pharmaceuticals. Nevertheless, Teva maintained its market-leading position in 2003, as well as its market share, partly due to the launch of simvastatin, the generic version of Zocor®;

•	in the United Kingdom, simvastatin and gabapentin, the generic version of Neurontin®, were successfully launched;

•	in Hungary, the new governmental product and price list was published in February 2003, resulting in the launch of several new products as well as moderate price increases. Hungarian results also benefited from the successful launch of simvastatin and strong antibiotics sales; and

•	in France, the change aimed at encouraging generic usage in the reimbursement system continued, reducing reimbursement on certain branded products; this trend, which had a marginally positive impact on Teva in 2003, is expected to have further impact in future years.

Pharmaceutical sales in Europe in 2002 amounted to $509 million, an increase of 34% (28% in Euro terms) compared to 2001. Increased sales in Europe reflected both organic growth resulting from the strong penetration of Copaxone® and new generic product launches, mainly in The Netherlands and the U.K., including omeprazole, as well as external growth resulting from the acquisition of Teva Classics in France. In addition, the revaluation of European currencies against the U.S. dollar had a positive impact on the U.S. dollar value of European sales. In Hungary, higher sales were recorded both of manufactured and third party distributed products.

During the course of 2003, Teva continued to register its generic products in Europe. Although European Union regulatory harmonization efforts have simplified some pharmaceutical product registrations, truly harmonized registration for generic products in Europe remains a challenge in light of differences which exist among member states. Teva has significantly increased its registration efforts, primarily focusing on the United Kingdom, The Netherlands, France, Germany and Italy.

Rest of the World

Israel. Pharmaceutical sales in Israel, which amounted to $243 million in 2003, increased by 11% compared to 2002. However, net of the impact of the strengthening during the year of the NIS relative to the U.S. dollar, sales increased by just 5%. The increased NIS sales were achieved by new product launches as well as new distribution agreements. Teva continues to face adverse trends in the Israeli market. These trends include: budgetary constraints of Israel’s principal health care providers, the ongoing “genericization” of the Israeli market (although Teva participates in both the generic and branded markets), new regulations that seek to harmonize private market prices with those of western Europe and, to a lesser extent, regulations that permit the parallel importation of pharmaceutical products.

Other Countries. Teva’s pharmaceutical sales to markets outside of North America, Europe and Israel amounted to $64 million, an increase of 17%. This increase represents a turning point in the trend Teva faced in the previous year of decreasing sales to countries where financial conditions were unstable, such as Latin American and the CIS countries, and also reflects increased sales of Copaxone® in certain countries.

The economic stabilization of Latin American countries, especially Argentina and Brazil, helped enable Teva to continue its business development in this region, without the increased level of risk that was formerly experienced as a result of economic instability in the region.

Copaxone®

In-market global sales of Copaxone® in 2003 amounted to $720 million, an increase of 34% over 2002. According to IMS data, Copaxone®, Teva’s largest product, increased its market share in the U.S. for multiple sclerosis treatments to a level of 28.4% during December 2003. U.S. Copaxone® sales represented 69% of total global sales in 2003. Copaxone®’s global sales growth rate was greater than the growth rate of the global market of MS products. The growth in in-market sales of Copaxone® in the United States also reflected the impact of a 9.4% price increase announced in April 2003 and a 6.7% price increase announced in April 2002 in connection with the introduction of the pre-filled syringe. Sales growth of Copaxone® in Europe also reflected the positive impact of the strengthening of the European currencies against the US dollar.

By the end of 2003, Copaxone® was the leading MS therapy in Austria, and had a substantial market share in Germany, which is the largest MS market in Europe. Growth is expected in France as a result of the fact that Copaxone® has become more widely available in France since October 2003, following 15 months of being available to patients only in a hospital setting.

In 2002, in-market global sales of Copaxone® amounted to $539 million, an increase of 48% over the previous year. U.S. sales in 2002 accounted for 76% of global sales of Copaxone®. In 2002, Teva launched Copaxone® in North America in a ready-to-use pre-filled syringe, which significantly improves the ease of use by patients. In addition, Teva has submitted its Copaxone® pre-filled syringe for approval across the EU and other markets. In October 2003, Copaxone® pre-filled syringes were launched in Israel.

In Europe, Copaxone® sales in 2002 increased dramatically as a result of the fast penetration in several countries, the most significant being Germany, Austria, The Netherlands and the Nordic countries.

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

Active Pharmaceutical Ingredients Sales

Sales of active pharmaceutical ingredients to third parties in 2003 amounted to $372 million, an increase of 43%. The increase in sales to third parties is the result of higher sales of API products in the U.S. and worldwide, as well as the contribution of twelve months of sales from Teva Pharmaceutical Fine Chemicals as compared to six months in 2002. At the same time, intercompany sales of active pharmaceutical ingredients during 2003 increased 38% and amounted to $283 million. These intercompany sales represent 38% of total raw material consumption of Teva’s pharmaceutical businesses. The high proportion of intercompany sales reflected the strategic importance of vertical integration and is one of the reasons for Teva’s continued improvement in gross profitability. Total sales of the API division in 2003, including intercompany sales, increased by 41% to $655 million.

The addition of Sicor’s API business, which is based in Italy in proximity to Teva’s existing API operations and in Mexico, is expected to have a positive impact on the sales of the combined API business, which will offer an expanded portfolio of products.

Sales in 2002 of active pharmaceutical ingredients to third parties increased by 18% amounting to $259 million. The increase in sales to third parties is the result of higher sales of lovastatin in the U.S. and increased demand for API products worldwide, as well as the first time consolidation (of six months) of sales of Teva Pharmaceutical Fine Chemicals. At the same time, intercompany sales of active pharmaceutical ingredients during 2002 increased 37% and amounted to $206 million. These sales represent 31% of total raw material consumption of Teva’s pharmaceutical business. Total sales of the API division in 2002, including intercompany sales, increased by 26% to $465 million.

Other Income Statement Line Items

Gross Profit

Gross profit margins reached 46.4% in 2003, compared with 43.5% in 2002 and 40.8% in 2001, reflecting a continuing improvement of product mix, including higher sales of newly launched products and Copaxone®, as well as the increasing benefits of Teva’s vertically integrated API division. Gross margins also improved due to the favorable currency fluctuations and synergies achieved throughout Teva.

The majority of the factors that affected the 2003 increased gross profitability also impacted the 2002 improved margins, though to a lesser extent.

As required under US GAAP, Sicor’s acquired inventories are being stepped up to their fair market value. As a result, the sales of these existing inventories will negatively impact Teva’s gross profit margins. Such sales should primarily be accounted for during the first quarter of 2004. From that lower level, the addition of Sicor’s sales, which historically have had higher gross profit margins, are expected to have a positive impact on gross profit margin during the remainder of 2004. Once a new level of gross margins reflecting the Sicor acquisition has been reached, margins will once again move more modestly in either direction, depending to a large extent upon new product introductions and loss of exclusivity, product mix or other changes in the market.

Research and Development (R&D) Expenses

While gross research and development expenses and net research and development expenses as a percentage of sales remained practically the same, they increased in 2003 in absolute terms by 26% and 29%, respectively, the result of increased spending on both generic R&D and innovative R&D.

Generic R&D expenses in 2003 accounted for 54% of Gross R&D expenses, an increase of approximately 44% compared to 2002, due to increased R&D activity for North America, including R&D efforts for Novopharm, as well as generic R&D efforts for Europe. Innovative R&D expenses amounted to approximately 33% of Gross R&D expenses for 2003, an increase of 8% compared to 2002, due to higher expenditures resulting mainly from MS-related activities and pipeline projects. The balance of 13% was dedicated to the development of other products, principally new products for the API division.

In 2003, Teva substantially increased its research efforts to enhance the development of its generic pipeline. During the course of the year, Teva submitted an additional 38 ANDAs to the FDA, 20 abbreviated new drug submissions in Canada, an additional 86 product registrations to various European country regulatory agencies and 13 submissions in Israel.

On the innovative side, in 2003, Teva achieved another milestone in the development of its central nervous system franchise by successfully completing two Phase III studies with rasagiline, its compound for the treatment of Parkinson’s disease. Following successful completion of these trials, an NDA was submitted to the FDA in September 2003, for its use as initial therapy in early stage disease and as adjunctive treatment to levodopa in more advanced patients. Shortly thereafter, in October, an application to market rasagiline for the treatment of Parkinson’s disease was submitted in the EU and Canada. These applications were based on data from three Phase III clinical trials which included over 1,600 patients with Parkinson’s disease at different stages of the disease.

During 2003, Teva also entered into a long-term strategic alliance with Eisai, for the co-development of rasagiline for several additional indications, the initial one being Alzheimer’s disease, and for the co-promotion in the United States of rasagiline for the treatment of Parkinson’s disease. Payments from Eisai under this alliance accounted for a significant part of 2003 R&D participations.

In January 2003, Teva announced that, although the etilevodopa trial for the treatment of Parkinson’s disease found the drug to be well-tolerated and as effective as levodopa, etilevodopa did not demonstrate significant superiority to levodopa in shortening the time to clinical effect.

In 2002, gross R&D expenses increased by 14% as a result of increased spending on generic R&D, reflecting the increased efforts of Teva in generic research. Generic R&D expenses in 2002 accounted for 50% of Gross R&D expenses, an increase of approximately 41%. This was due to increased R&D activity in North America, including R&D efforts for Novopharm, as well as generic R&D efforts for Europe. Innovative R&D expenses amounted to approximately 40% of Gross R&D expenses for 2002, a decrease of 9%, due to lower expenditures resulting mainly from the termination of the two Copaxone® clinical trials. The balance of 10% was dedicated to the development of other products, principally in the area of API.

Selling, General and Administrative Expenses

SG&A expenses in 2003 amounted to $521 million, an increase of 28% over 2002, but as a percentage of sales remained essentially at the same 16% level as for the full year 2002. These results reflect conflicting factors such as increased expenses mainly caused by the consolidation for the twelve month period of two European subsidiaries acquired in mid-2002 and higher insurance premiums, offset by higher sales volumes. It is anticipated that SG&A will continue to fluctuate as a percentage of sales on a quarterly basis within the range of 15%-17%, which is representative of Teva’s anticipated quarterly levels in 2004.

SG&A expenses in 2002 increased in absolute terms by 14%, but decreased as a percentage of sales to 16% from 17%. Conflicting trends affected this line item. Higher legal costs resulting from patent challenge litigation in connection with Paragraph IV applications in the U.S., rising insurance premiums, the continued launching activities of Copaxone® in Europe and provisions for doubtful debt in Argentina ($5 million) were more than offset by the impact of the exclusion of the amortization of goodwill due to the application of FAS 142 since January 1, 2002 and related benefits from economies of scale resulting from higher sales volume.

In 2002, Teva reclassified an income statement line item captioned “Other Income-Net” to conform with industry reporting practices, principally to SG&A, and to a lesser extent to Financial Expenses-Net, and simultaneously made a corresponding reclassification to prior years. Since the amounts of this former line item were approximately the same in both 2002 and 2001, this reclassification did not result in any meaningful change in the period-to-period comparisons.

Operating Income

Operating income increased as a result of the combined impact of the factors described above.

Financial Expenses

Financial expenses in 2003 decreased 80% to $5 million. This substantial decrease resulted from a combination of the low interest rate on $450 million of 0.375% Convertible Senior Debentures due 2022 which were issued in November 2002, increased cash generated from operations, the conversion in October 2003 of substantially all of the $550 million of 1.5% Convertible Senior Debentures due 2005 and capital gains realized in connection with the liquidation of part of Teva’s investment portfolio to generate cash needed for the Sicor acquisition. In addition, gains from transactions to hedge certain exposures of its business activities, which were partially offset in other line items, decreased financial expenses. During 2004, Teva will not recognize interest income on the $0.9 billion of its cash balances expended in connection with the Sicor acquisition and will bear interest and other expenses on the additional $1.1 billion of convertible debentures issued for the financing of the acquisition, which carry a weighted average interest rate of 0.36%.

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

Taxes

Taxes as a percentage of pre-tax income amounted to 21% in 2003, as compared with 17% in 2002 and 19% in 2001. The rate of tax fluctuates with the source of taxable income. The statutory Israeli corporate tax rate is 36%. However, Teva’s effective consolidated tax rates are considerably lower, since a major portion of Teva’s income in Israel is derived from “approved enterprises” and part of its income is derived in countries where the tax rate is lower than 36% or benefits from other tax incentives. The increased tax rate in 2003 as compared to 2002 mainly represents the expiration of certain tax benefits relating to Copaxone® and one of Teva’s Approved Enterprises in Israel. Teva expects to gradually begin to realize new tax benefits on incremental Copaxone® sales as a result of building a second production facility for Copaxone® in the south of Israel in a tax-advantaged zone. On the other hand, the addition of Sicor with its generally higher tax rate is expected ultimately to increase Teva’s overall rate of tax.

Expansion projects of Teva and certain of its subsidiaries in Israel have been granted “approved enterprise” status. Such status confers tax benefits, including a complete tax exemption for the income generated by such projects, for periods of time ranging from two to ten years from the first year in which the approved enterprise first realizes taxable income, depending upon the region of Israel in which such enterprises are located. For the period from the end of the tax exemption until the tenth year in which the approved enterprise first realized taxable income, such enterprises enjoy a reduced corporate tax rate of 20%, subject to certain limitations. Teva’s current tax rates in Israel are positively affected by such exemptions that, as they relate to projects of Teva, have terms expiring through 2012.

Net Income and Earnings per ADR

Net income totaled $691 million in 2003, an increase of 69% as compared with $410 million in 2002. Excluding the one-time items (net of tax) of $73 million in 2003, net income increased by 51% over 2002. Fully diluted earnings per ADR in 2003 amounted to $2.39, an increase of 57% over 2002, and before the one-time items amounted to $2.14, an increase of 41%.

Since the contingent conversion price of approximately $51.50 applicable to Teva’s $360 million of convertible debentures due 2021 and the $450 million of convertible debentures due 2022 was triggered, effective as of the third quarter of 2003, Teva included, for the first time, these convertible debentures in its fully diluted EPS calculation. For purposes of calculating EPS for 2003, Teva’s weighted average number of outstanding shares increased by nine million shares solely with respect to the applicable period. with a corresponding add back of the related financial expenses to net income (about $2 million per quarter). These two series of debentures will remain convertible in future periods subject to Teva’s share price exceeding $51.50 for twenty trading days within the first thirty trading days of each quarter.

In October 2003, as a result of a call for their redemption, $550 million of 1.5% Convertible Senior Debentures due 2005 were converted into approximately 13 million ADRs. These debentures did not have a contingent conversion feature. Therefore this conversion had no dilutive impact, since the shares issued had already been factored into Teva’s fully diluted EPS calculations.

In 2002, net income totaled $410 million, an increase of 47% as compared with $278 million in 2001. Fully diluted earnings per ADR in 2002 amounted to $1.52, an increase of 49% over 2001. Before deducting one-time charges from the 2001 net income, the increase in net income and the fully diluted earnings per ADR would each be 43%, as compared with 2001.

At the end of 2002, Teva effected a 2:1 stock split. The comparable earnings per ADR figures have been adjusted to reflect the impact of the stock split.

In January 2004, upon the consummation of the acquisition of Sicor, approximately 23.3 million additional Teva ADRs were issued, which shares will be added to the base of shares outstanding for EPS calculations beginning with the first quarter of 2004. In connection with the Sicor acquisition, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024, both of which series have contingent conversion features. Should the closing price of Teva ADRs for at least 20 trading days during the applicable 30 trading day period exceed the contingent conversion price of approximately $98.54 for the Series A debentures and approximately $91.66 for the Series B debentures and in certain other circumstances, then the debentures will become convertible into approximately six million and nine million Teva ADRs, respectively.

One-Time Charges/Benefits

The following table details one-time charges or benefits for the periods indicated and their respective effect on earnings per ADR:

	One-time benefits/(charges) (after taxes)
Year	U.S. dollars in millions	U.S. dollars per ADR		Details
2001	(9.7)	(0.04	)*	Restructuring expenses resulting mainly from the closure and sale of facilities in connection with Teva’s rationalization program.

2003	73	0.25		Receipt of North American rights to Purinethol® from GlaxoSmithKline net of restructuring expenses related to impairment of property, plant and equipment in connection with the shutdown and transfer of an API facility.

*	After giving retroactive effect to the 2:1 stock split effected in December 2002.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which Teva operates – mainly the NIS, Euro, Canadian dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During 2003, the European currencies continued to appreciate against the US dollar. The Euro’s exchange rate relative to the U.S. dollar reached €0.8:$1.0 at December 31, 2003, representing a 16% year-end to year-end revaluation. However, the difference between the average exchange rates in 2003 and in 2002 was higher, amounting to 20%. The Hungarian Forint and Pound Sterling appreciated by approximately 9% and 8%, respectively (when comparing average to average). While sales in Europe benefited significantly from the strengthening of the European currencies, the impact on consolidated net income was mitigated by the fact that most products sold in Europe were produced in Europe, where costs in dollar terms were higher as a result of the stronger currencies. This was further mitigated by purchases of European raw materials for use in non-European production, the dollar value of which increased.

During 2003, the NIS reversed course and appreciated relative to the U.S. dollar, by a rate of 4% (when comparing average to average). While this revaluation had the effect of increasing the dollar value of Israeli sales, its net effect on the 2003 consolidated results was negative because Teva experienced an excess of NIS-denominated expenses over NIS-denominated income resulting principally from the high level of export from Israel.

Such European currency and NIS revaluations during 2003 had the net effect of increasing sales by approximately $140 million, but had only a minimal positive impact on net income in 2003.

In terms of the Israeli Consumer Price Index (“CPI”), 2003 was an exceptional year in which the CPI decreased by 2%.

Historically, the NIS has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeded average inflation rates in western economies. Such devaluations in any particular fiscal period were never completely synchronized with the rate of inflation in Israel and therefore may have lagged behind or exceeded the underlying inflation rate.

The table below sets forth the annual rate of inflation in Israel, the annual rate of devaluation of the NIS against the U.S. dollar and the gap between them.

	Year ended December 31,
	2003	2002	2001	2000	1999
Inflation (CPI)	(2.1)%	6.5%	1.4%	0%	1.3%
Devaluation/(Revaluation)	(7.6)%	7.3%	9.3%	(2.7)%	(0.2)%
Inflation/devaluation gap	5.5%	(0.8)%	(7.9)%	2.7%	1.5%

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described below. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. Please refer to Note 1 to Teva’s consolidated financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2003 for a summary of all of Teva’s significant accounting policies.

Revenue Recognition and Sales Reserves and Allowances

Revenue is recognized generally when title and risk of loss for the products is transferred to the customer. Provisions for chargebacks, estimated returns, customer volume rebates, discounts and shelf-stock adjustments are established concurrently with the recognition of revenue. Accordingly, reported net sales is net of these allowances. The following briefly describes the nature of each provision and how such provisions are estimated.

Teva has arrangements with certain parties establishing prices for its products for which they independently select a wholesaler from which to purchase. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions for estimating chargebacks are calculated using historical chargeback experience and wholesaler inventory.

Under certain conditions the customer is able to return its purchases to Teva. Teva records a reserve for estimated sales returns in accordance with the provision of FAS No 48, “Revenue Recognition When Right of Return Exists.” Returns reserves are estimated by applying a historical relationship of customer returns to the amounts invoiced. Applying historical data, Teva determines the amount of returned product that is scrapped (destroyed) versus product that is returned to stock (placed back in inventory to be resold).

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

Historical data has been adjusted, where applicable, in order to give effect to subsequent events, including, primarily, the effect of increased turnover on such provisions.

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

Teva intends to permanently reinvest the amounts of tax-exempt income in Israel and does not intend to cause dividend distribution from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

Since Teva does not expect non-Israeli subsidiaries to distribute dividends in the foreseeable future, consequently it does not provide for related taxes.

Contingencies

Teva is from time to time subject to claims arising in the ordinary course of its business, including patent, product liability and other litigation. In determining whether liabilities should be recorded for pending litigation claims, Teva assesses the allegations made and the likelihood that it will successfully defend itself. When Teva believes that it is probable that it will not prevail in a particular matter, it then estimates the amount of the liability based in part on advice of legal counsel.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw and packaging materials and purchased products - mainly on a “moving average” basis; finished products and products in process: raw material and packaging component - mainly on a “moving average” basis; “labor and overhead - on an average basis over the production period.

Teva’s inventories generally have a limited life cycle and are subject to impairment as they approach their expiration dates. Teva regularly evaluates the carrying value of its inventories and when, in its opinion, factors indicate that impairment has occurred, it establishes a reserve against the inventories’ carrying value. Teva’s determination that a valuation reserve might be required, in addition to the quantification of such reserve, requires it to utilize significant judgment. Although Teva makes every effort to ensure the accuracy of forecasts of future product demand, any significant unanticipated decreases in demand could have a material impact on the carrying value of its inventories and reported operating results. To date, inventory adjustments have not been material.

Valuation of Intangible Assets, Marketable Securities and Long-Lived Assets

Intangible assets:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. As from January 1, 2002, pursuant to FAS 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized but rather is tested annually for impairment.

Intangible assets consist mainly of marketing and other rights relating to products in respect of which an approval for marketing was provided by the FDA or an equivalent agency. In 2002, in accordance with FAS 142, a review was performed of the remaining estimated useful lives for all recorded intangible assets. As a result of this review, one intangible asset, relating to a trade name, was determined to have an indefinite life. Accordingly, as from January 1, 2002, this intangible asset is no longer amortized, but rather tested for impairment at least annually. Other intangible assets are amortized using the straight-line method over their estimated period of useful life. In conjunction with acquisitions of businesses or product rights, Teva allocates the purchase price based upon the relative fair values of the assets acquired and liabilities assumed. In certain circumstances, fair value may be assigned to purchased in-process technology and expensed immediately.

Teva regularly assesses whether indefinite life intangibles and goodwill have been impaired and adjusts the carrying values of these assets whenever events or changes in circumstances indicate that some or all of the carrying value of the assets may not be recoverable. Its judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances of its businesses and products. Future events could cause Teva to conclude that impairment indicators exist and that the carrying values of its intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on its financial position and results of operations. No impairment losses relating to goodwill and indefinite life intangible assets have been recorded to date.

Teva evaluates the recoverability and measures the possible impairment of its goodwill under FAS No. 142. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Teva’s estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of its business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, Teva compares its estimate of fair value for the company to the book value of its consolidated net assets. If the book value of its consolidated net assets were greater than its estimate of fair value, Teva would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

On a quarterly basis, Teva performs a review of its business to determine if events or changes in circumstances have occurred that could have a material adverse effect on the fair value of the company and its goodwill. If Teva determines that such events or changes in circumstances have occurred, Teva would consult with one or more valuation specialists in estimating the impact of these on its estimate of fair value. Teva believes that the estimation methods are reasonable and reflective of common valuation practices.

Teva has selected December 31 as the date on which it performs its annual impairment test for goodwill and other indefinite life intangible assets. As of December 31, 2003, no impairment was required.

Marketable securities:

Marketable securities consist of held-to-maturity securities, which are debt securities in which Teva has invested with the intention of holding until the maturity dates of the securities. Other marketable securities consist of equity investments and debt securities classified as available-for-sale securities which are carried at market value, with unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive income (loss). If it is determined, based on valuations, that a decline in the fair value of any of the investments is other than temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

Long-lived assets:

Teva tests long-lived assets for impairment, in the event an indication of impairment exists. An impairment loss would be recognized, and the assets would be written down to their estimated fair values, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets.

Allowance for doubtful accounts

Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. Allowance is made for specific debts doubtful of collection.

Recent Accounting Pronouncements

FIN 46. In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Under this FIN, entities are separated into two groups: (1) those for which voting interests are used to determine consolidation; and (2) those for which other interests (variable interests) are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (“VIE”) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. In December 2003, the FASB revised FIN 46 (“FIN 46-R”) by amending some of its provision and providing for new effective dates.

The adoption of FIN 46 did not have a material effect on Teva’s consolidated financial statements. Teva believes that the expected adoption of FIN 46-R will not have a material effect on its consolidated financial statements.

FAS 132. In December 2003, the FASB revised FAS No. 132 (“FAS 132-R”), which deals with employers’ disclosures about pensions and other postretirement benefits, and amended certain other related FASB statements. This statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Teva is adopting the provisions of FAS 132-R as they become effective.

Liquidity and Capital Resources

On December 31, 2003, Teva’s working capital was $2 billion, as compared with $1.4 billion as of December 31, 2002. Total current assets, including cash, cash equivalents, short term investments, accounts receivables and inventories, increased by 28% representing the expansion of Teva businesses and, to a lesser extent, the impact of positive currency rates. Total current liabilities increased by 11%. Short term credit, which included at December 31, 2002 the $550 million of convertible debt due to the debenture’s “put option” in October 2003, includes at December 31, 2003 the $360 million of convertible debentures due to their “put option” in August 2004 and excludes such $550 million of convertible debentures following their conversion in October 2003.

During 2003, Teva continued to build up its inventories in connection with planned product launches and in order to maintain inventories closer to their markets, which Teva believes to be a cost effective measure in light of present geopolitical circumstances (as further discussed below) and the low interest rate environment. Nevertheless, days sales in inventory decreased after reaching their highest level in mid-2003 (200 days) to 180 days towards the end of 2003.

Cash generated by operations for 2003 amounted to $627 million, as compared with $354 million in 2002. Purchase of fixed assets in 2003 amounted to $208 million, as compared with $160 million in the previous year. Depreciation in 2003 and 2002 represented 45% and 48% of the total investment in fixed assets, respectively.

Among the more significant capital expenditures during 2003 were Teva’s expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary, the deployment of modernized information systems, including Teva North America’s new enterprise resource planning system, and the commencement of the construction of Teva’s state-of-the-art pharmaceutical facility in Jerusalem.

Due to its anticipated expansion, Teva is committed to continue investing in increasing its capacity. During 2004, it is anticipated that investment will continue in construction of the state-of-the-art pharmaceutical facility in Jerusalem, a new active pharmaceutical ingredients plant in Hungary and in further development of Teva North America’s new enterprise resource planning system.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, Teva is required to indemnify, in unspecified amounts, the parties to such agreements against third party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. As of December 31, 2003, Teva is not aware of any material pending infringement action that may result in the counterparties to these agreements claiming such indemnification.

In November 2002, Teva raised $450 million by issuing twenty-year convertible senior debentures. Interest on the debentures is payable at 0.375% per annum. The debentures are convertible into Teva ADRs at a conversion price of $42.89 per ADR. Holders of the debentures may require Teva to repurchase the debentures at their principal amount in November 2007, 2012, 2017 and 2022 or upon a change of control or a termination of trading of the Teva shares. The funds from the debentures have been invested in short-term and other liquid interest-bearing investments.

In addition to Teva’s financing obligations as reflected by short term debt and long term loans, its major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

Teva is committed to pay royalties to owners of know-how and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, the royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment. Teva has undertaken to pay royalties to the Government of Israel, at the rates of 2.0% - 3.5% of sales relating to a product or a development resulting from the research funded by the Office of the Chief Scientist. The royalties due to the Government should not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999 - with the addition of dollar LIBOR interest). The maximum amount of the contingent liability in respect of royalties to the Government at December 31, 2003 amounts to $34 million.

Teva entered into joint venture agreements during 2001 to 2003 with several companies pursuant to which it is to participate in the funding of research and development conducted by these companies in a total amount of $43 million, payable upon achievement of certain milestones. As of December 31, 2003, an amount of $5.3 million was paid by Teva.

Certain of Teva’s loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. Teva currently meets all applicable financial ratios.

Teva’s principal sources of short-term liquidity are its existing cash and quasi cash, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s existing cash is generally invested in liquid securities that bear fixed and floating interest rates.

Teva continues to review additional opportunities to acquire companies in the generic and API industries and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, they may require Teva to draw upon credit lines available to Teva from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

The acquisition of Sicor, which was consummated on January 22, 2004 involved an aggregate purchase price of approximately $3.46 billion, comprised of $2.0 billion in cash and $1.4 billion in Teva ADRs. On January 21, 2004, in order to provide funds to consummate the Sicor acquisition, Teva USA effected short term borrowings from the U.S. affiliates of Bank Leumi and Bank Hapoalim to provide an aggregate of $1.13 billion in cash toward the cash portion of the Sicor acquisition price. The balance of approximately $890 million in cash was derived from Teva’s existing cash resources, including funds derived from prior convertible debt issuances. On January 22, 2004, Teva announced the closing of the Sicor acquisition and simultaneously announced the pricing of two issues of Convertible Senior Debentures of a U.S. finance subsidiary in a registered public offering taken down from a $2.0 billion omnibus shelf registration statement filed with the SEC and declared effective on January 16, 2004. Including securities purchased pursuant to the underwriters’ over-allotment option in such offering, an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024 were sold, yielding aggregate net proceeds of approximately $1.076 billion. Such proceeds, together with additional available cash resources, were used to repay in full the bank borrowings from Bank Leumi and Bank Hapoalim. The acquisition of Sicor also added an additional approximately $300 million of cash resources to the consolidated group.

The $460 million of 0.50% Series A Convertible Senior Debentures due 2024 are convertible into Teva ADRs at a price of approximately $75.80 per ADR and have a first “put option” at par on August 1, 2008. The $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024 are convertible into Teva ADRs at a price of approximately $70.51 per ADR and have a first “put option” at par on February 1, 2010. Subsequent put option dates of both series are February 1, 2014 and February 1, 2019. Holders of such debentures may also require their repurchase in certain circumstances involving a change of control of Teva or upon a termination of trading of its securities.

Geopolitical Considerations. As security has become a global issue since September 11, 2001, Teva is committed to taking security seriously on all levels of its management and operations. In the past, Teva has had to operate during regional conflicts. During all of these difficult periods, Teva has always continued to serve its customers and operate in an uninterrupted manner without the market noticing. In order to reinforce its operations and service to its customers, Teva has implemented measures at its corporate headquarters and key operating facilities designed to provide continuity of normal operations and supply during a crisis. Furthermore, Teva has increased inventories, expanded its supply logistics to include redundant alternatives and enhanced its ability to shift production facilities if necessary.

Research & Development, Patents and Licenses

Teva’s gross research and development spending totaled $243 million, $193 million and $169 million for the years 2003, 2002 and 2001, respectively. Its research and development teams are categorized by the three main R&D groups – generic, innovative and API. See “Item 4. Information on the Company—Research and Development.”

Trend Information

Please see “Item 5.— Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

Off-Balance Sheet Arrangements

Teva does not have any material off-balance sheet arrangements, as defined in Item 5.E of the instructions to Form 20-F.

Aggregate Contractual Obligations

The following table summarizes Teva’s contractual obligations and commitments as of December 31, 2003:

	Payment due by period
	Total	Less than 1 year		1-3 years	3-5 years		More than 5 years
	U.S. $ in millions
Long-term debt obligations	1,169.3	360.6	*	265.4	525.8	**	17.5

Operating lease obligations	64.1	16.5		23.3	12.0		12.3

Purchase obligations (including purchase orders)	527.7	524.0		3.7	—		—

	1,761.1	901.1		292.4	537.8		29.8

*	Includes $352.5 million 0.75% Convertible Senior Debentures due 2021 with a first redemption date of August 20, 2004.
**	Includes $449.9 million 0.375% Convertible Senior Debentures due 2022 with a first redemption date of November 18, 2007.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information as to the executive officers and directors of Teva as of February 15, 2004:

Executive Officers

Name	Age	Officer Since	Position
Israel Makov	64	1995	President and Chief Executive Officer

Haim Benjamini	65	1988	Vice President – Human Resources

William A. Fletcher	56	1983	Group Vice President – North America, and President and CEO – Teva North America

Chaim Hurvitz (1)	43	1995	Group Vice President International

Meron Mann	52	1989	Group Vice President Europe, and President and CEO Teva Pharmaceuticals Europe B.V.

Marvin Samson	62	2004	Group Vice President – Injectables and Biogeneric Resources

Eli Shohet	47	1999	Vice President – Business Development

Dan S. Suesskind	60	1978	Chief Financial Officer

Dr. Ben-Zion Weiner	60	1986	Group Vice President – Global Products

Aharon Agmon	59	1989	Vice President – International Pharmaceutical Sales

Yehuda Arad	57	2003	Vice President – Safety and Environment

George S. Barrett	48	1999	President & CEO – Teva Pharmaceuticals USA, Inc.

Rodney Kasan	62	1999	Vice President and Chief Technology Officer

Moshe Manor	48	1995	Vice President – Global Products Division

Michael Netz	42	2002	Vice President – Israel Pharmaceutical Sales

Christopher Pelloni	53	2002	Vice President – Global Generic R&D

Dr. Irit Pinchasi	52	2002	Vice President – Innovative R&D

Dr. David Reisman	57	1999	Vice President – Israel Pharmaceutical Operations

Dr. Aharon Schwartz	62	1985	Vice President – Strategic Business Planning and New Ventures

Jacob Winter	53	1991	Vice President – Global Pharmaceutical Operations

Aharon Yaari	52	2002	Vice President – API Division

Ron Grupel	53	1993	Internal Auditor

Uzi Karniel	61	1979	General Counsel and Corporate Secretary

Directors

Name	Age	Director Since	Term Ends	Name	Age	Director Since	Term Ends
Eli Hurvitz – Chairman (l)(2)	71	1968	2005	Dr. Leora Meridor (3)	57	2002	2005
Ruth Cheshin (2)	67	1989	2005	Dr. Max Reis	76	2001	2006
Abraham E. Cohen	67	1992	2004	Carlo Salvi	67	2004	2006
Leslie Dan	74	2001	2004	Prof. Michael Sela	80	1987	2005
Amir Elstein	48	1995	2006	Dov Shafir	72	1969	2004
Prof. Meir Heth	71	1977	2004	Gabriela Shalev (3)	62	2003	2006
Prof. Moshe Many	75	1987	2004	Harold Snyder	82	1996	2005

(1)	Eli Hurvitz and Chaim Hurvitz are father and son.
(2)	Ruth Cheshin and Eli Hurvitz are sister and brother in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

Executive Officers

Israel Makov has been the President and Chief Executive Officer of Teva since April 2002. Previously he served as Teva’s Chief Operating Officer from January 1, 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995-1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993-1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991-1993 and Chairman of Axiom Ltd. from 1987-1991. Mr. Makov has also been a director of Bank Hapoalim Ltd. since October 2002. He received his B.Sc. in Agriculture from the Hebrew University in 1963 and his M.Sc. in Economics from the Hebrew University in 1965.

Haim Benjamini, Brigadier General (retired) of the Israel Defense Forces, has been with Teva since 1988 as the Vice President – Human Resources. Before joining Teva, Mr. Benjamini was Vice President of Human Resources & Organization at Scitex Corp. Ltd., Israel, from February 1982 through May 1988. He received his B.A. in Social Sciences (Sociology and Political Science) from the Hebrew University in 1964 and his M.A. in Organizational Behavior from the University of Chicago in 1980.

William A. Fletcher has served as Group Vice President – North America since April 2002 and as President and Chief Executive Officer of Teva North America since April 2000. He previously served as President and Chief Executive Officer of Teva USA from 1983 through March 2000. Mr. Fletcher has also served as Vice President-North American Pharmaceutical Sales since 1995. Prior to joining Teva USA, he was Business Development Manager and International Marketing Manager of Synthelabo, a subsidiary of L’Oreal in Paris. He graduated in International Marketing from Woolwich Polytechnic, London (now Greenwich University) in 1969.

Chaim Hurvitz has served as Group Vice President International since April 2002. He served as Vice President – Israeli Pharmaceutical Sales from January 2002 until April 2002 and was the President of Teva Pharma B.V. and Vice President – European Pharmaceutical Sales from 1995 to 1999. From 1993 to 1994, he served as the General Manager of Teva’s European Office in The Netherlands and from 1990 to 1993 as the head of the pharmaceutical and OTC departments of Abic Ltd., a Teva subsidiary. He received his B.A. in Political Science and Economics from Tel Aviv University in 1985.

Meron Mann has been with Teva since 1978, where he has served as Group Vice President Europe since 2002 and has been the President and CEO of Teva Pharmaceutical Europe B.V. since 2002. From 1990 to 2002, he served as President of Teva’s Active Pharmaceuticals Ingredients division. He received his M.Sc. in Industrial Engineering from the Haifa Technion-The Israel Institute of Technology in 1978 and his B.Sc. from Tel Aviv University in 1976.

Marvin Samson joined Teva in January 2004 as the Group Vice President for Injectables and Biogeneric Resources following Teva’s acquisition of Sicor. Mr. Samson previously served as President and Chief Executive Officer of Sicor since September 2001 and as a director of Sicor since September 2000. He is an expert in injectable manufacturing and delivery systems and was a founder, President and Chief Executive Officer of Elkins-Sinn, Inc. (now a division of Baxter Healthcare Corporation) and Marsam Pharmaceuticals Inc. He is the founder and Chief Executive Officer of Samson Medical Technologies, L.L.C., a privately held company providing hospital and alternate site pharmacists with injectable drug delivery systems and programs. Mr. Samson served as the chairman of the Generic Pharmaceutical Industry Association from 1997 to 2000. Mr. Samson is the holder of five U.S. patents pertaining to pharmaceutical manufacturing.

Eli Shohet has been with Teva since 1986. Since 1999, he has served as Vice President of Business Development. He previously served as Chief Economist and assistant to Teva’s CEO from 1989 to 1993, president of Plantex USA from 1993 to 1996 and director of Business Development for Teva’s API division from 1996 to 1999. He received his B.A. in Economics from Bar-Ilan University in 1986.

Dan S. Suesskind has been with Teva since 1976 and has been Chief Financial Officer since 1978. From 1970 until 1976, he was a consultant and securities analyst with International Consultants Ltd. He received his B.A. in Economics and Political Science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. He served as a director of Teva until 2001. Mr. Suesskind was a director of Lanoptics Ltd. until 1998, a director of ESC Medical Systems Ltd. until 1999 and a director of First International Bank until 2003. He is currently a board member of Migdal Insurance Company Ltd, a member of the Jerusalem Foundation, Investment Advisory Committee, and of the Board of Trustees of the Hebrew University.

Dr. Ben-Zion Weiner has been with Teva since 1975 and has been the Group Vice President – Global Products since April 2002. Previously, he served as Vice President – Research & Development from 1986 to 2002. In 1975, he received a Ph.D. in Chemistry from the Hebrew University, where he also earned B.Sc. and M.Sc. degrees. He did post-doctorate research at Schering-Plough Corporation in the United States.

Aharon Agmon has been Vice President – International Pharmaceutical Sales since 1995. During 1994 he served as Vice President – Israel Pharmaceutical Sales. He served as the Managing Director of Teva Medical from 1984 to 1993. He received his B.A. in Economics and Political Sciences from the Hebrew University in 1968 and his M.B.A. from Tel Aviv University in 1971.

Yehuda Arad has served as Teva’s Vice President – Safety and Environment since January 2003. Before joining Teva, Mr. Arad was Senior Vice President of Rotem Amfert Negev Ltd. from January 2001 through December 2002 and Technical Vice President – Dead Sea Bromine Group from January 1995 through December 2001. He received his B.Sc. in Mechanical Engineering from Polytechnic Institute of New York in 1979 and his M.B.A. from Ben Gurion University in 1998.

George S. Barrett is President and CEO of Teva USA since March 1999. Prior to joining Teva in 1999, Mr. Barrett was President and CEO of Diad Research, a technology start-up based at the Johns Hopkins School of Medicine. From 1991 to 1997, Mr. Barrett was with Alpharma Inc. He began his tenure as President of its subsidiary Barre National, and was appointed President of Alpharma’s U.S. Pharmaceutical group in 1994. From 1981 to 1991, Mr. Barrett served in various positions with NMC

Laboratories, serving as President from 1988 through its acquisition by Alpharma Inc. Mr. Barrett received his Bachelor’s Degree from Brown University in 1977 and his M.B.A. from New York University in 1988. Mr. Barrett serves as Chairman of the Board of Directors for the Generic Pharmaceutical Industry Association and is a director of The American Foundation for Pharmaceutical Education and The University of Maryland School of Pharmacy.

Rodney Kasan has been with Teva since 1980. He currently serves as Vice President and Chief Technology Officer. Prior to that he served as Vice President Global Product Development – Generic Pharmaceuticals. He served as Head of Pharmaceutical Research and Development until 1995 and subsequently as Director of Pharmaceutical Research and Development for the Operations Division. He received his degree in Pharmacy in Pretoria, South Africa.

Moshe Manor has been the Vice President – Global Products Division since 2002. Previously, he served as Vice President of Strategic Product Planning from 2000 to 2002, and as Vice President Israel Pharmaceutical Sales from 1995 to 2000. He served as the General Manager of Teva-labeled products in Israel from 1993 to 1994 and as the Marketing Director of the Israeli Pharmaceutical Division from 1989 to 1993. He received his B.A. in Economics from the Hebrew University in 1982 and his M.B.A. from Tel Aviv University in 1985.

Michael Netz has been with Teva since 1989, when he started as an economist in the Economic and Planning Department. From 1992 to 1998, he was responsible for pharmaceuticals sales to private and institutional pharmacies and was Counterpart Operational Manager of Hungary’s Biogal and in charge of the Branded Generic Business Unit in Israel. From 1998 to 2002, he was General Manager of the Teva-Abic Pharma division. Mr. Netz is now Vice President – Israel Pharmaceutical Sales. He received his B.A. in Economics and Business Administration in 1989 and his M.B.A. in Marketing and International Management in 1993 from Tel Aviv University.

Christopher Pelloni has been with Teva since November 1997. He is currently Vice President of Global Generic Research and Development (GR&D). Previously, he was Vice President of GR&D for Teva USA from June 2000 to May 2002 and Senior Director of Pharmaceutical GR&D from November 1997 to June 2000. Prior to that, he served in various management positions with Geneva Pharmaceuticals Inc. during 28 years of service. He received a BS in Business Administration in 1986 and an MBA in 1989 from Regis College (now Regis University), in Denver, Colorado.

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

Dr. David Reisman has been with Teva since 1980. Since 1999, he has served as Vice President – Israel Pharmaceutical Operations. From 1996 to 1999, he served as quality assurance director of the Chemical Division. He received his Ph.D. in Chemistry from Bar Ilan University in 1985.

Dr. Aharon Schwartz has been with Teva since 1975 and has served as Vice President Strategic Business Planning and New Ventures since April 2002. He previously served as Vice President – Global Products Division since 1999 and Vice President of the Copaxone® Division from 1995-1999. From 1993 to 1995, he served as Vice President Business Development/Export Division and served as head of the Pharmaceutical Division from 1989 to 1993. He received his Ph.D. in Chemistry from the Weizmann Institute in 1975.

Jacob Winter has been with Teva since 1986 and has served as Vice President – Global Pharmaceutical Operations since March 1999. Previously, he served as Vice President/Manager of the Israeli Pharmaceutical Operations Division from 1991 through 1998. He served as the Manager of Teva’s Jerusalem pharmaceutical plants from 1986 through 1991. He received his B.Sc. in Industrial Engineering and Management from Tel Aviv University in 1976.

Aharon (Arik) Yaari has served as Vice President – API division since 2002. He joined Teva in 1981. Among his various assignments in Teva was Vice President – Marketing and Sales of Teva API and President of Plantex USA. He received his B.A. and M.A. in Economics from the Hebrew University in 1981 and 1988, respectively.

Ron Grupel has been the Internal Auditor of Teva since 1993. He received his B.A. in Economics and Accounting in 1975 and his M.B.A. in 1979 from Tel Aviv University.

Uzi Karniel is serving as the General Counsel and Corporate Secretary. He has been with Teva since 1971. He received his L.L.B. from the Hebrew University in 1969. He is a member of the Executive Committee of the Israeli Association of Publicly Traded Companies.

Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he was Teva’s President and Chief Executive Officer for over 25 years and has been employed at Teva for over 40 years. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of NeuroSurvival Technologies Ltd. (NST) (a private company), Member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University, and a director of Vishay Intertechnology and of Koor Industries Ltd. He served as the President of the Israel Manufacturers Association from 1981 through 1986. He received his B.A. in Economics and Business Administration from the Hebrew University in 1957.

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

Amir Elstein is the Co-General Manager of Intel Electronics Ltd. Jerusalem and has been employed by Intel Corp. since 1982. He received his B.Sc. in Physics and Mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics, the Hebrew University in 1982. In 1992, he received his diploma of Senior Business Management from the Hebrew University.

Prof. Meir Heth has served on Teva’s Board since 1977 and as Chairman of the Board from 1994 to 2002. During his service at Teva, Prof. Heth served as Chairman of the Executive

Committee for an extended period. Recently, Prof. Heth was designated as the financial expert on Teva’s audit committee. Prof. Heth has served as Chairman of the Board of Bank Leumi Le’Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962-1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth is a Professor at the Law School of the College of Management and serves as Chairman of Psagot-Ofek Investment House Ltd. and as a director of Nilit Ltd.

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashqelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Health Care Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He has served as a director at Elbit Medical Imaging since 1997 and at Israel Laser Industries from 1994 to 1998. He received his M.D. degree from Geneva University in 1952 and his Ph.D. in Surgery from Tufts University in 1969.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. She has been the Chairman of the Board of Bezeq International, Poalim Capital Markets and Walla since 2001. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor’s degree in mathematics and physics, a Master’s degree in Mathematics and a Ph.D. in Economics from the Hebrew University, Jerusalem. She serves on several boards of directors (NICE Systems Ltd, Isrolet Ltd., Vitalgo Textile Works Ltd., Weizmann Institute of Science and the New Israeli Opera) and qualifies as an independent director under Israeli law.

Dr. Max Reis has a PhD in Chemical Engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School. From 1971 until 1986 he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990 he served as President of Technion Israel Institute of Technology. From 1992 until 1999 he was Chairman of the Audit Committee of the Board of Directors of the Union Bank of Israel. Today he is Chairman of Degem Systems and serves on the Boards of Oridion Medical, Yachin Hakal, and Gaon Holdings.

Carlo Salvi commenced his service on the Board of Teva upon completion of the acquisition by Teva of Sicor in January 2004. Previously, Mr. Salvi served as Vice Chairman of Sicor from August 2001. Mr. Salvi was Sicor’s President and Chief Executive Officer from August 1998 to September 2001. In addition, Mr. Salvi has served as a director of Sicor since February 1997 and was Chairman of the Board of Sicor S.p.A. from February 1997 to June 1999. Prior to the merger of Gensia Inc. and Rakepoll Holdings in 1997, Mr. Salvi was a consultant to Alco Chemicals Ltd. from 1995 to 1997 and served as General Manager of Alco from 1986 to 1995. Mr. Salvi was appointed to Teva’s Board of Directors as provided in the Sicor acquisition agreement.

Prof. Michael Sela is a Professor of Immunology. He was the President of the Weizmann Institute of Science from 1975 through 1985 and has served as a Deputy Chairman of the Board of Governors of the Weizmann Institute of Science since 1985. He received his Ph.D. degree in Biochemistry from the Hebrew University in 1954.

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of the Board from 1992 until 2002 and presently serves as a director of Ofer Technologies Ltd.

Prof. Gabriela Shalev has been a member of the Faculty of Law of the Hebrew University since 1964, where from 1986 she held the position of Professor of Contract Law. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was a member of the board of directors and chairperson of the audit committee of Bank Hapoalim Ltd., Israel’s largest commercial bank, from 1990 until 1996. Since 1995 she has been a member of the board of directors and chairperson of the audit committee of the Israel Electric Company. Currently she is also a director of Koor Industries Ltd. and Osem Investments Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as an independent director under Israeli law.

Harold Snyder was Senior Vice President of Teva USA and the former President of Biocraft Laboratories, Inc. Mr. Snyder founded Biocraft Laboratories in 1964. He had previously served as President of Stoneham Laboratories Inc. He received his B.S. in Science from New York University in 1948 and his M.A. in Natural Science from Columbia University in 1950.

Compensation

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers as a group during 2003 was $9,886,904. This amount includes directors’ fees and expenses for non-employee directors of $342,000 and amounts set aside or accrued to provide pension, retirement or similar benefits of $200,000. This amount does not include $32,377,673 from the exercise of previously granted stock options, nor expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and directors and other fringe benefits commonly reimbursed or paid by companies in Israel. None of the non-employee directors have agreements with Teva that provide for benefits upon termination of service.

Teva has adopted a number of stock option or stock incentive programs in the past, as have certain of its subsidiaries, principally Teva USA and its predecessor entities, covering either ordinary shares or ADRs. In 2003, Teva’s executive officers were granted options to purchase an aggregate of 1,285,000 ordinary shares or ADRs, at an average exercise price of $42.94 per share or ADR and an average expiration date in 2009.

As of December 31, 2003, options for an aggregate of 18,179,440 shares, with an average exercise price of $28.68 per share, are outstanding under Teva’s stock option and incentive programs, with options for an aggregate of 5,875,842 shares available for future grant. For further information regarding outstanding Teva options, see Note 9 to the Notes to Consolidated Financial Statements.

Board Practices

Teva’s Board of Directors is comprised of 14 persons, of which ten have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “— Statutory Independent Directors” below. The terms of the directors are set forth in the table above.

All directors are entitled to review and retain copies of Teva’s documentation and examine Teva’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of Teva (subject to approval by the Board or by court).

Board Practices and Procedures. Historically, Teva’s Board members have been elected for terms of three years. Teva believes that this system of multi-year terms allows Teva’s directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business.

Board Meetings. Meetings of the Board of Directors are generally held every 4-6 weeks throughout the year, with additional special meetings scheduled when required. The Board held 14 meetings in 2003.

Directors Service Contracts. Teva does not have any contracts with any of its non-executive directors that would for provide for benefits upon termination of employment.

Home Country Practice. Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations.

As further described below, Teva is in the process of adopting an audit committee charter formalizing its procedures and duties and also considering a nominating procedure, each pursuant to applicable laws and regulations.

Communications with the Board. Stockholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others an anonymous means of communicating with the audit committee.

Statutory Independent Directors

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint two independent directors, who must also serve on the audit committee. All other Board committees must include at least one independent director. Such statutory independent directors are appointed by the general meetings by the holders of a majority of Teva’s ordinary shares and must meet certain non-affiliation criteria – all as provided under Israeli law. An independent director is appointed for an initial term of three consecutive years, and may be reappointed for one additional three-year term. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to independent directors. At present, Prof. Gabriela Shalev and Dr. Leora Meridor serve in this capacity.

Committees of the Board

Teva’s Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israel Companies Law. Each committee must include at least one independent director. The Board has appointed audit, compensation, finance, science and technology, and community affairs committees.

Audit Committee

Israel’s Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include both statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving any transactions with affiliates, as described below under “Item 10 – Additional Information – Memorandum and Articles of Association – Directors’ Powers.” In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, Teva’s audit committee is directly responsible for the appointment, compensation and oversight of Teva’s independent auditors. In addition, the audit committee is responsible to assist the Board in monitoring Teva’s financial statements and the effectiveness of its internal controls. Teva is in the process of implementing a formal audit committee charter embodying these responsibilities.

The current members of Teva’s audit committee are Dov Shafir (Chairman), Prof. Gabriela Shalev, Dr. Leora Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth (the audit committee financial expert, as discussed below), all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2003, the audit committee held 10 meetings.

The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A: Audit Committee Financial Expert” below.

Compensation Committee

The compensation committee is responsible for determining, or recommending for determination, the compensation of Teva’s executive and other officers and making proposals to the board with respect to the terms of employment of such individuals. The current members of Teva’s compensation committee are Prof. Meir Heth, chairman, Harold Snyder, Amir Elstein, Dov Shafir and Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2003, the compensation committee held two meetings.

Finance Committee

The finance committee is responsible for overseeing financial strategies and financing policies, as well as a variety of other financial-related matters. The current members of the committee are Eli Hurvitz, Chairman, Dr. Leora Meridor, Prof. Gabriela Shalev, Amir Elstein and Prof. Meir Heth. The committee held four meetings in 2003.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions and Teva’s relationship with the scientific community. The current members of the committee are Prof. Moshe Many (Chairman), Eli Hurvitz, Prof. Gabriela Shalev/Dr. Leora Meridor, Prof. Michael Sela, Amir Elstein, Dr. Max Reis, Dov Shafir, Abraham Cohen and Harold Snyder. The committee held three meetings in 2003.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva’s programs relating to community and public policy issues. These activities include financial and other participation with respect to various medical, educational and cultural institutions and events. The current members of the committee are Eli Hurvitz (Chairman), Ruth Cheshin, Prof. Gabriela Shalev, Prof. Meir Heth, Dov Shafir, Leslie Dan and Prof. Michael Sela. The committee held two meetings in 2003.

Employees

As of December 31, 2003, Teva employed approximately 10,960 employees. Teva considers its labor relations with its employees around the world to be good.

Over the past three years, the number of Teva employees by geographic area were as follows:

	December 31,
	2003	2002	2001
Geographic Area
Israel	3,430	3,128	2,906
Europe	4,129	3,766	3,427
North America	2,940	2,569	2,543
Rest of the World	461	114	110
Total	10,960	9,576	8,986

Grouped by function, approximately 56% of Teva’s employees work in pharmaceutical production, 19% in sales and marketing, 11% in research and development and 14% in general and administrative function. In addition to the above numbers, as of December 31, 2003, Sicor employed 2,104 employees worldwide.

Share Ownership

As of December 31, 2003, all the directors and executive officers as a group beneficially held 19,896,806 ordinary shares (approximately 7.1% of Teva’s outstanding shares). This figure includes 4,871,880 shares beneficially owned by Eli Hurvitz, representing approximately 1.7% of Teva’s outstanding shares, and 4,233,159 shares beneficially owned by Harold Snyder, representing approximately 1.5% of Teva’s outstanding shares. Such persons are the only directors or officers who hold 1% or more of Teva’s outstanding shares as of December 31, 2003. In addition, as a result of the Sicor acquisition, Carlo Salvi beneficially owned, as of January 23, 2004, 4,257,186 shares, representing approximately 1.5% of Teva’s outstanding shares as of such date.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To the best knowledge of Teva, as of February 15, 2004, there is no shareholder who beneficially owns 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

In connection with the Novopharm acquisition in 2000, Teva entered into a registration rights agreement with Dan Family Holdings Ltd., an affiliate of Mr. Leslie Dan, a director of Teva, and his children. Under the agreement, Dan Family Holdings Ltd. and certain affiliates of Mr. Dan and his children have the right to request that Teva file a registration statement under the Securities Act (on up to an aggregate of three occasions) covering the sale of certain Teva ordinary shares or ADRs beneficially owned by such persons. In addition, under the agreement, if Teva proposes to register any of its ordinary shares or ADRs, whether or not for sale for its own account, Dan Family Holdings Ltd. and such affiliates of Mr. Dan and his children may require Teva to include all or a portion of such shares or ADRs in the registration and any related underwriting. As a result of various transactions during 2002 and 2003, Teva believes that the registration rights now apply to up to 9,292,023 ordinary shares beneficially owned by such persons. In general, all fees and expenses of such registration (other than underwriting discounts and selling commissions) will be paid by Teva.

In September 2003, Teva purchased 14,021,000 units issued by Viventia Biotech Inc., a publicly traded Canadian biotech company, for CDN $2.8 million. Each unit is comprised of one common share and one common share purchase warrant. Leslie Dan, a director of Teva, is a major shareholder and director of Viventia. In addition, in February 2004, Teva’s audit committee and Board of Directors approved the purchase of certain property in Canada owned by Mr. Dan. The property serves as the manufacturing facility for Teva’s penicillin manufacturing operations. The sale price for the transaction, which is scheduled to close shortly, is approximately CDN $6.25 million.

As of January 30, 2004, there were approximately 1,600 record holders of ADRs, whose holdings represented approximately 73% of the total outstanding ordinary shares, substantially all of which record holders were in the United States.

Legal Proceedings

General

Teva and its subsidiaries are from time to time subject to claims arising in the ordinary course of their business, including product liability claims. In addition, as described below, as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it has been made a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the amounts involved relative to insurance coverage, the advice of counsel given with respect to such cases, and management’s assessment of such cases, no provision has been made in our accounts for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

Teva from time to time seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain generic approval for a product prior to the expiration of the originator patent, Teva must challenge the patent under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is involved and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent. Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe on originator or third party process patents. Although the underlying generic industry legislation is different in Canada, Europe and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in several of these jurisdictions.

Teva’s business inherently exposes it to potential product liability claims. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. As a result, Teva sells and shall continue to sell, pharmaceutical products that are not covered by insurance and may also be subject to product liability claims that are not covered by insurance or that exceed Teva’s policy limits.

Product Liability Matters

Teva USA is a manufacturer of Adipex-P brand phentermine hydrochloride, and has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding.

In August 2000, a claim was filed in the Tel Aviv District Court, and is now pending against Teva, with respect to damages caused to the plaintiff as a result of the use of a product containing the ingredient diethylstilbestrol (“DES”). In July 2003, the claim was dismissed by the district court on the basis of the statute of limitations. This decision is subject to appeal.

In May and November 2001, 69 plaintiffs filed an additional claim against Teva, in the District Court of Jerusalem, for damages caused by the use of two products containing DES. In July 2002, the plaintiffs amended their claim to include the Clalit Health Services as a further defendant (in addition to the Ministry of Health). Due to the addition and withdrawal of some plaintiffs, the current claim involves 72 claimants. The aggregate amount of the two claims is approximately $10 million, not including general damages.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs allege that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

Bayer and Bayer’s marketing joint venturer GSK have been named in extensive litigation for personal injuries allegedly related to the use of the product Baycol®, a blood lipid reducing agent, which Bayer withdrew from the market in August 2001. Teva is the manufacturer of gemfibrozil, the generic version of Lopid®, another blood lipid reducing drug, which was at times prescribed in combination with Baycol®. Teva USA has been named as co-defendant of Bayer and GSK in nine cases where there allegedly was concomitant use of Baycol® and gemfibrozil, seven of which remain pending in the state courts of Pennsylvania and Georgia. The complaints in each of these cases allege that plaintiff was injured as a result of exposure to gemfibrozil, either alone or in combination with Baycol®.

Intellectual Property Proceedings

In May 2002, Teva USA won a judgment in the U.S. District Court in Norfolk, Virginia in a declaratory judgment action it brought against GSK regarding seven U.S. patents related to potassium clavulanate, an active ingredient in Augmentin® (or “amoxiclav”). The court ruled that all seven patents were invalid based on double patenting. Following the district court decision, and subsequent FDA approval, Teva USA launched its amoxiclav product, which contains potassium clavulanate. On November 21, 2003, the Court of Appeals for the Federal Circuit affirmed the district court’s ruling, and the period for GSK to petition the Supreme Court has now expired. The 2002 annual sales of the branded product in the U.S. were estimated to be in excess of $1 billion.

In August 2002, GSK filed a complaint against Teva USA in the Pennsylvania Court of Common Pleas. Ranbaxy Pharmaceuticals, Inc. is a defendant in the same case, though GSK does not allege any connection between Teva USA and Ranbaxy. The complaint alleges that Teva USA’s amoxiclav products are derived from a strain of streptomyces clavuligerus stolen from GSK. The complaint asserts causes of action for alleged trade secret misappropriation, unfair competition and conversion. The suit seeks equitable relief and imposition of a constructive trust related to Teva USA’s amoxiclav products. Teva USA filed its answer to the amended complaint on October 8, 2003, denying all allegations of wrongdoing. Although Teva believes that the likelihood of GSK prevailing is low, if GSK’s allegations are proven true, Teva USA could be required to pay damages to GSK related to the sales of Teva USA’s amoxiclav products and be enjoined from selling those products.

On August 5, 2002, Lek Pharmaceuticals D.D. filed a complaint against Teva USA in the United States District Court for the District of New Jersey. Lek has accused Teva USA of misappropriating Lek’s trade secrets and proprietary information pertaining to certain formulations for Teva USA’s amoxiclav products. In its complaint, Lek seeks equitable relief and unspecified damages. Teva USA filed its answer on September 24, 2002, denying all allegations of wrongdoing. Although Teva believes that the likelihood of Lek prevailing is low, if Lek’s allegations are proven true, Teva USA could be required to pay damages to Lek related to the sales of Teva USA’s amoxiclav products and enjoined from selling those products.

On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen. The district court ruled that the U.S. patent is invalid as obvious. The patent expires on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. The 2002 annual sales of the branded product in the U.S. were estimated to be approximately $108 million. In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg. Knoll has appealed the district court’s judgment and that appeal is fully briefed and argued.

On March 24, 2003, Teva USA obtained summary judgment from the U.S. District Court for the District of New Jersey, which held that Teva USA’s Moexipril Hydrochloride Tablets did not infringe a U.S. patent licensed by Warner Lambert Company to Schwarz Pharma, Inc. and Schwarz Pharma AG, which market their moexipril formulation as Univasc. In May 2003, following FDA approval, the Company launched its product, Moexipril Hydrochloride, 7.5 mg./15 mg. The 2002 annual sales of the branded product in the U.S. were estimated to be approximately $70 million. On January 29, 2004, the U.S. Court of Appeals for the Federal Circuit vacated the district court’s summary judgment decision and remanded the case for further proceedings, which will involve Teva USA’s allegations of inequitable conduct, invalidity and non-infringement. Were Schwarz Pharma to be successful on its allegation of patent infringement, Teva USA could ultimately be required to pay damages related to the sales of moexipril hydrochloride tablets and be enjoined from selling that product.

On February 12, 2002, Merck filed a lawsuit against Biogal and Biogal-Teva Pharma Ltd (“BTP”) alleging infringement of a certain patent registered in Hungary relating to certain chemical characteristics of simvastatin manufactured by Biogal, and requesting, among others, unspecified damages. Merck has also requested the court to issue a temporary injunction to enjoin Biogal and BTP from continuing the alleged infringement. Upon their objection and after Merck deposited the court requested security in the amount of HUF 1 billion ($5 million), in June 2002 the court issued a temporary injunction ordering Biogal and BTP to stop the manufacturing and distribution of the product and enjoining them from further illegal action. Biogal’s appeal to the Hungarian Highest Court in July 2002 and further requests to the Metropolitan Court to remove the injunction were denied. In the meantime, Biogal has filed its answer in the infringement law suit denying Merck’s allegations. No further action has taken place in the infringement lawsuit, and none is expected until after final adjudication of the proceedings for the annulment of the Merck patent in question as described in the following. Concurrently with the filing of the lawsuit by Merck, Biogal filed on March 11, 2002 with the Hungarian Patent Office (“HPO”) a petition for the annulment of the Merck patent in question. In March 2003, the HPO nullified in its entirety the Merck patent that is the basis of its infringement claim against Biogal and BTP. Merck has filed with the Metropolitan Court which has jurisdiction in the matter a request for reconsideration of the HPO decision. Biogal has filed its objection in the matter. On December 5, 2003, the Metropolitan Court remanded the case on a technicality to the HPO for further investigation on certain points. Biogal decided not to appeal the decision. There is no date set yet by the HPO for the renewed proceedings.

Commercial Matters

Teva’s Hungarian subsidiary, Biogal Pharmaceutical Works Ltd., was sued in July 1999 in the County Court of Debrecen, Hungary by a Hungarian institute (Gyógyszerkutató Intézet Kft) for additional royalties arising out of a series of contracts for the development of a pharmaceutical active ingredient. Although the plaintiff has not made any claims for a specific amount, the court, in an interim decision, ordered Biogal to submit an accounting on the contested terms. Biogal has appealed the decision.

On March 1, 2004, a subsidiary of Teva received notification from an affiliate of Biovail Corporation that it has initiated an arbitration proceeding in connection with a dispute regarding payments made to Biovail under its 1997 marketing and product development agreement with Teva’s subsidiary. Biovail seeks to recover its share in the $98 million that Biovail alleges was improperly deducted by Teva’s subsidiary from product sales commencing in 2000 on which the companies are to share profit. Biovail further seeks to terminate the agreement for what it characterizes as material contractual breaches. The arbitration demand also includes a RICO claim, for which Biovail seeks treble damages, and further requests punitive damages in amounts to be determined. Teva disputes Biovail’s allegations, will vigorously defend itself against Biovail’s claims and believes that Biovail’s allegations will be found without merit in the upcoming arbitration proceeding.

Competition, Pricing and Regulatory Matters

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of Nifedipine Extended Release Tablets CC, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws and various state laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek injunctive relief, unspecified monetary damages, attorneys’ fees, and costs. The cases were brought on behalf of alleged classes of persons who purchased both directly and indirectly Nifedipine Extended Release Tablets CC made by Elan or Biovail and sold in the United States by Teva USA. On October 15, 2003, Teva USA, Biovail and Elan moved to dismiss the complaints on various grounds.

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claims seek to proceed with a class action for damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval and Novopharm intends to contest the authorization of both as class actions.

In May 2003, Teva USA accepted service in U.S. ex rel. King v. Alcon Laboratories, Inc., et al., a qui tam action, filed in U.S. District Court for the Northern District of Texas, against 28 pharmaceutical companies, comprising a substantial portion of the U.S. pharmaceutical industry. The complaint, brought by an individual on behalf of the United States pursuant to provisions of the federal False Claims Act, alleges that defendant pharmaceutical companies defrauded the United States government by selling products to the United States and its instrumentalities that were not manufactured in full compliance with FDA Current Good Manufacturing Practices, and were therefore adulterated within the meaning of the Food and Drug Act. The complaint seeks the recovery of $30 billion collectively from defendants. The United States Department of Justice has twice declined to intervene in the lawsuit to pursue the claims directly on behalf of the United States. The defendants’ motion to dismiss the complaint was denied on February 24, 2004, on the ground that the motion was moot in view of the filing of a further amended complaint. Teva USA plans to refile its motion to dismiss against the newly filed amended complaint.

On September 25, 2003, the Attorney General of the Commonwealth of Massachusetts filed a lawsuit in the U.S. District Court in Boston against thirteen leading manufacturers of generic drugs, including Teva USA. The lawsuit alleges that the defendants failed to comply with Medicaid rules and regulations pertaining to the reporting of prices for pharmaceutical products, resulting in inflated reimbursements to the businesses that provide such products to eligible consumers. On January 29, 2004, Teva USA, along with the other defendants, filed a motion to dismiss the complaint on various grounds.

Teva and its subsidiaries expect to pursue vigorously the defense of each of the ongoing actions described in this section. If Teva’s efforts were to be unsuccessful, some of these actions could result ultimately in Teva or its subsidiaries paying damages, which in some cases (in particular with respect to some of the cases listed under Intellectual Property Proceedings) may be computed based on or related to the sales of the relevant product or may result in our being ordered to cease sales of a product in our portfolio.

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

The following table sets forth information regarding the high and low prices of the ADR on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
March 2004 (until March 9)	66.70	64.10
February 2004	62.25	67.36
January 2004	63.33	57.00
December 2003	62.35	55.91
November 2003	61.45	54.48
October 2003	59.57	52.00
September 2003	61.56	54.55

Last eight quarters:
Q4 2003	62.35	52.00
Q3 2003	61.56	52.20
Q2 2003	58.41	42.01
Q1 2003	43.95	34.50
Q4 2002	39.56	32.13
Q3 2002	34.97	28.58
Q2 2002	34.25	25.85
Q1 2002	32.58	26.77

Last five years:
2003	62.35	34.50
2002	39.56	25.95
2001	37.17	24.25
2000	39.00	16.06
1999	17.92	9.97

On March 9, 2004, the last reported sale price for the ADRs on the Nasdaq National Market was $64.44. The American Stock Exchange, the Chicago Options Exchange and the Pacific Stock Exchange quote options on Teva’s ADRs under the symbol TEVA.

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

Period	High	Low
Last six months:
March 2004 (through March 9)	66.74	64.28
February 2004	62.16	67.78
January 2004	62.73	57.45
December 2003	61.80	55.85
November 2003	60.20	55.19
October 2003	58.92	55.55
September 2003	60.65	56.25

Last eight quarters:
Q4 2003	61.80	55.19
Q3 2003	60.65	52.43
Q2 2003	58.28	42.07
Q1 2003	43.31	34.65
Q4 2002	39.79	32.51
Q3 2002	34.54	29.31
Q2 2002	33.73	26.33
Q1 2002	32.39	26.46

Last five years:
2003	61.80	34.65
2002	39.79	26.54
2001	36.36	25.83
2000	36.79	16.33
1999	17.21	9.91

On March 9, 2004, the last reported sale price of the ordinary shares on the Tel Aviv Stock Exchange was $64.64.

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Teva’s registration number at the Israeli registrar of companies is 52-001395-4.

Directors’ Powers

The Israeli Companies Law (the “Companies Law”) requires approval by both the Board of Directors and the audit committee of, among other things, the following actions or transactions:

(a)	proposed transactions between a company and its officer, and proposed transactions between a company and a third party in which an executive officer or director (an “office holder”) has a direct or indirect personal interest, that are outside the ordinary course of the company’s business, that are not in accordance with market conditions or that may materially influence the earnings, assets or liabilities of the company;

(b)	material actions that may otherwise be deemed to constitute a breach of fiduciary duty of any office holder of the company, that are done in good faith and that are in the interest of the company; and

(c)	the grant of indemnification, insurance and exemptions to office holders who are not directors, or the undertaking to indemnify an office holder who is not a director.

Under the Companies Law, certain other transactions (listed in Section 270 of the Companies Law) that require approval by the Board of Directors and the audit committee may also require shareholder approval (including, in certain cases, a specified percentage of disinterested shareholders). Such transactions include, inter alia, transactions in respect of the terms of service of directors (including terms of their employment as officers of the company).

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

The Companies Law requires that an office holder promptly disclose any “personal interest” (including a personal interest of certain relatives or a corporation or entity in which the office holder or such relative is an interested party) that he may have, and every substantive fact or document, in connection with any existing or proposed transaction by the company and codifies the duty of care and fiduciary duties that an office holder owes to the company. The company should also approve such transactions, provided that they are not adverse to the best interests of the company.

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

Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends and the appointment of auditors) requires the affirmative vote of a majority of the shares voting in person or by proxy. Certain resolutions (for example, resolutions amending the Articles of Association and authorizing changes in the rights of shareholders) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the Articles of Association require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the Board of Directors, approved by three-quarters of those persons voting, at a meeting of the Board of Directors which shall have taken place prior to that general meeting.

Meetings of Shareholders

Under the Companies Law, Teva is required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, Teva is required to hold a special meeting:

(1)	at the direction of the Board of Directors;

(2)	if so requested by two directors or one-fourth of the serving directors; or

(3)	upon the request of one or more shareholders who have at least 5% of the voting rights.

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

A notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders’ register at least 30 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting, provided that notice of the general meeting was published prior to the record date.

Under the Companies Law, a shareholder who intends to vote at a meeting must demonstrate that he owns shares in accordance with certain regulations. Under these regulations, a shareholder whose shares are registered with a member of the Tel Aviv Stock Exchange must provide Teva with an authorization from such member regarding his ownership as of the record date.

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

Under the Companies Law, an acquisition of shares in a public company must be made by means of a purchase offer to all stockholders if as a result of the acquisition the purchaser would become a 25% stockholder of the company. This rule does not apply if there is already another 25% stockholder of the company.

FOREIGN EXCHANGE REGULATIONS

Nonresidents of Israel who purchase ADRs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, at the rate of exchange prevailing at the time of conversion.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax consequences to U.S. Holders (as defined below) of ADRs who hold such securities as capital assets. For purposes of this summary, a “U.S. Holder” means a holder of an ADR that is:

•	a citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person; or

•	a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

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

Taxation of Dividends

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income to the extent paid out of current or accumulated earnings and profits, determined for U.S. federal income tax purposes. Special rules apply, however, to dividends paid to individuals with respect to taxable years beginning on or before December 31, 2008. Such dividends are eligible for taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum rate of 15%), provided that the individual receiving the dividend satisfies certain holding period and other requirements with respect to the ADRs. Dividends subject to these special rules are not actually treated as capital gains, however, and thus are not included in the computation of an individual’s net capital gain and generally cannot be used to offset capital losses. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.

U.S. Holders may claim the amount of any Israeli income taxes withheld as either a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions but instead utilize the standard deduction may not claim the amount of the Israeli income taxes withheld as a deduction from their gross income, but such amounts may be taken as a credit against the individual’s U.S. federal income tax liability. The Code sets forth complex limitations on the amount of the credit, which varies in application from taxpayer to taxpayer. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the amount of U.S. federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credits in any year may not exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. However, pursuant to a de minimis exception, certain individuals may claim a credit of up to $300 ($600 for joint filers) without being subject to these limitations.

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

Taxation of the Disposition of ADRs

Upon the sale or exchange of ADRs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADRs. There are different tax rates that may apply depending upon the date of sale, the holding period and the individual’s marginal rate of tax. In general, the capital gain of a non-corporate U.S. Holder is subject to tax at ordinary rates for ADRs held for one year or less and to a maximum tax rate of 15% for ADRs held for more than one year.

The surrender of ADRs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

U.S. Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ADR unless the U.S. Holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. Holder may also be subject to backup withholding with respect to dividends or proceeds from the sale or disposition of an ADR unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is furnished to the Internal Revenue Service.

U.S. Holders should review the summary below under “Israeli Taxation” for a discussion of the Israeli taxes which may be applicable to them.

ISRAELI TAXATION

Corporate Tax Rate

The regular corporate tax rate in Israel is 36% for undistributed earnings. However, Teva’s effective consolidated tax rates (before deduction of one-time charges) for the years ended December 31, 2001, 2002 and 2003 were 19.6%, 17.0% and 20.8%, respectively, since part of Teva’s income is derived from Approved Enterprises (as discussed below) and operations outside of Israel, where Teva has enjoyed lower tax rates.

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

Teva is a “Foreign Investors Company” (“FIC”), as defined by the Investment Law, and is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Because its current level of foreign ownership is more than 49%, its Approved Enterprise income is taxable at a 20% rate. The period of such benefit is ten years, commencing with the year in which the Approved Enterprise first generates taxable income. This ten-year period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Unless extended, benefits under the Investment Law are granted to enterprises seeking approval not later than June 30, 2004. Teva cannot assure you that it will continue to qualify as an FIC in the future, or that the benefits will be granted in the future.

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

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel. The current rate of tax withheld on the dividend is 21%.

A non-resident of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic capital gains tax rate applicable to corporations effective until December 31, 2002 had been 36%, and the maximum tax rate for individuals was 50%. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date was reduced to 25%; capital gains realized from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

In addition, if the ordinary shares are traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and the NASDAQ), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

The U.S.-Israeli Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, including Teva, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Recent Tax Reform Legislation

In July 2002, the Israeli Parliament approved a law introducing extensive changes to Israel’s tax law generally effective January 1, 2003. Among the key provisions of this reform legislation are (1) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (2) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

DOCUMENTS ON DISPLAY

Teva files annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Teva takes various measures to compensate for the effects of both fluctuations in exchange rates and interest rates. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of Teva’s principal operating currencies, the U.S. dollar, the NIS, the Euro, the Canadian dollar (CAD), the British pound (GBP) and the Hungarian Forint (HUF). These measures are mainly designed to deal with general economic trends and exposures to Teva as a whole, and therefore most of the costs and benefits of such measures are not allocated to specific income statement line items, but are concentrated to a large extent under the caption “financial expenses — net”.

Teva can borrow funds in NIS, U.S. dollars or any other major currency. Given that Teva’s functional currency is the U.S. dollar, Teva would logically prefer to borrow in U.S. dollars. Teva takes advantage of having a surplus of NIS liabilities and purchases NIS-denominated assets and thereby is able to set-off its currency exposure, enhancing interest yields. Teva uses financial instruments and derivatives in order to limit its exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose Teva to additional exchange rate or interest rate risks because the derivatives are held to hedge corresponding assets owned by Teva. No derivative instruments are entered into for trading purposes.

Teva’s derivative transactions during 2003 were executed through Israeli banks and foreign banks, including Hungarian banks. In the opinion of Teva’s management, the credit risk of these banks is de minimis.

Exchange Rate Risk Management

Teva’s functional currency and that of most of its consolidated subsidiaries is the U.S. dollar, with the exception of its European and Canadian subsidiaries, where the functional currency is the local currency in each country.

Accordingly, in Teva’s subsidiaries in which the functional currency is the U.S. dollar, Teva covers itself against exposure deriving from the gap between current assets and current liabilities in each currency other than the U.S. dollar (“balance sheet exposure”). The majority of the balance sheet exposure in such subsidiaries is in European currencies and NIS. In Teva’s European subsidiaries, protection is taken against the gap between current assets and current liabilities in currencies other than the functional local currency (generally against the U.S. dollar and other European currencies). Teva strives to limit its exposure through “natural” hedging, i.e., attempting to have similar levels of assets and liabilities in any one currency. Thus, for example, borrowings for acquisitions and borrowings for activities of acquired companies are generally taken in the functional currency of such companies. The rest of the exposure, which is not set off naturally, is substantially covered by the use of derivative instruments. To the extent possible or desirable, this is done on a consolidated basis.

In certain cases, Teva protects itself against exposure from a specific transaction - for example, the acquisition of a company or a large investment in assets - which is done in a currency other than the functional currency. To a large extent, Teva uses the “Cylinder strategy” (purchasing calls on the dollar, usually together with writing put options on the dollar at a lower exchange rate). Teva usually limits the hedging transactions to three-month terms.

Although Teva has adopted FAS 133, it has generally elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under FAS 133. Accordingly, exchange rate fluctuations impact each and every line-item separately, including sales, cost-of-goods, SG&A and R&D, whereas the results of transactions to hedge the exposure relating to these line items are recorded under the financial expenses line item. Accordingly, financial expenses may fluctuate significantly from quarter to quarter. In addition, using the cylinder strategy may also have the same impact on the financial expenses line item.

The table below details the balance sheet exposure, by currency and geography, as at December 31, 2003 (at fair value in millions). All data in the table has been converted for convenience into U.S. dollar equivalents.

	US Dollar	Euro	English Pound	Canadian Dollar	New Israeli Shekel	Other	Total
Israel	—	93	17	(9)	(20)	—	139
European Union	29	—	(1)	—	—	(2)	32
Canada	(92.5)	—	—	—	—	—	93
Hungary	135	84	51	1	—	(1)	273
England	—	1	—	—	—	—	1
Total exposure	257	178	69	10	20	3	537

Explanatory note:

1.	Total exposure is the summation of the absolute value figures.

Net exposure:

	EUR/USD	GBP/USD	CAD/USD	NIS/USD
Net exposure	64	17	(83.5)	(19.5)

The set-off does not include exposure against the HUF.

The table below details (in millions) the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as at December 31, 2003 and is presented in U.S. dollar equivalent terms.

Currency	Cross Currency	Hedging Value		Fair Value		2003 Weighted Average Settlement Prices/Strike Prices
		2003	2002	2003	2002
Forward:
Euro	HUF	95	29	95	29	269.13
GBP	HUF	52	10	52	10	384.26
USD	HUF	136	120	136	120	238.90
Canadian Dollar	HUF	1	2	1	2	168.15
GBP	USD	5	—	5	—	1.66
New Israeli Shekel	USD	—	5		5	—
Canadian Dollar	USD	3	2	3	2	1.34
Options:
New Israeli Shekel	USD	15	15	0	—	4.42
Canadian Dollar	USD	45	8	0	—	1.34
Euro	USD	67	38	0	—	1.18
GBP	USD	5	—	0	—	1.72
USD	HUF	—	22	—	—	—
Euro	HUF	—	9	—	—	—
GBP	HUF	—	2	—	—	—
Total		424	262	292	168

Explanatory notes:

1.	An option’s value reflects its fair value disregarding the notional amount represented by such an option.

2.	In addition to the above, Teva protects some of its operational exposure for the next 12 months.

Interest Rate Risk Management

The majority of Teva’s debt bears interest at a fixed rate primarily as a result of the issuance of three series of senior convertible debentures over the last three years - $550 million in 2000 with a coupon of 1.5%, $360 million in 2001 with a coupon of 0.75% and $450 million in 2002 with a coupon of 0.375%. During October 2003, Teva called the $550 million of 1.5% Senior Convertible Debentures for redemption, following which practically all such debentures were converted into Teva shares. As of December 31, 2003, the outstanding debt balances (the original amount net of debentures converted into shares) of the two remaining convertible debentures amounted to $352 million and $449 million, respectively.

In connection with the Sicor acquisition, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024.

In addition to the debentures, Teva’s fixed interest-bearing debt also includes the $110 million of senior notes issued in 1998 to U.S. institutional investors in three series: $20 million due 2005, $75 million due 2008 and $15 million due 2018, and Missouri Economic Development Bonds. The blended fixed interest rate of the senior notes is approximately 6.9% per annum, and the Missouri Economic Development Bonds bear floating or fixed interest rates according to a particular formula.

During 2002, Teva entered into a number of swap agreements with respect to the above-mentioned series of $75 million principal amount of senior notes due 2008. As a result of these agreements, Teva is currently paying an effective interest rate of LIBOR plus 0.9% on $30 million of these notes and a fixed rate of 4.5% on the remaining $45 million of these notes, as compared to the original 6.9% fixed rate.

The remaining debt consists of bank loans at floating interest rates. In currencies other than NIS, these borrowings are usually linked to the relevant LIBOR plus a spread of 0.2% - 0.7%. Part of Teva’s Canadian subsidiary debt is at floating rate based on the Canadian bankers acceptance rate of +0.65%.

The excess of funds is invested in the United States and Israel primarily in short-term investments. As of December 31, 2003, the average maturity of the portfolio was August 2004, with average credit quality of AA+ and a minimum credit quality of BBB.

Teva’s liabilities, the average interest they bear and their repayment schedule by currencies as at December 31, 2003 are set forth in the table below in U.S. dollar equivalent terms (in millions).

Currency	Total Amount	Interest Rate	2004	2005	2006	2007	2008	2009 & thereafter
Fixed interest-Debentures:
US Dollar	922.2	0.375%-7%	360.2	20.7	0.3	450	75.5	15.5
Floating Rates:
US Dollar
New Israeli Shekel	3.0	7.22%	3.0
Euro	306	2.88%	187.7	115.9	0.1	0.2	0.1	2.0
English Pound	61.2	4.28%	28.7	32.3	0.2
Canadian Dollar	160.5	3.63%	64.6		95.9
Total:	1,452.9	—	644.2	168.9	96.5	450.2	75.6	17.5

PART II

ITEM 15: CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Teva’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that Teva has in place appropriate controls and procedures designed to ensure that information required to be disclosed by Teva in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Internal controls. Since the date of the evaluation described above, there have not been any changes in Teva’s internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16: [RESERVED]

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Teva’s Board of Directors has determined that Prof. Meir Heth, a member of its audit committee, is an audit committee financial expert, as defined by applicable SEC regulations.

ITEM 16B: CODE OF ETHICS

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee upon request to its human resources department, to investors by contacting Teva’s investor relations department and to others through the legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K. As referred to above, the Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its Board of Directors.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers (“PwC”). These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC, for the years ended December 31:

	2003	2002
	($ in thousands)
Audit Fees	2,068	1,865
Audit-Related Fees	1,193	566
Tax Fees	4,792	4,390
All Other Fees	—	1,077
Total	8,053	7,898

The audit fees for the years ended December 31, 2003 and 2002, respectively, were for professional services rendered for the audits of Teva’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2003 and 2002, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2003 and 2002, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees as of the year ended December 31, 2002 were for services rendered for financial information systems implementation and design. These services were provided by the management consulting unit of PwC, which was sold during 2002.

PART III

ITEM 18: FINANCIAL STATEMENTS

(a) Consolidated Financial Statements:

(b) Financial Statement Schedule:

Page
Report of Independent Accountants	S-1
Schedule II — Valuation and Qualifying Accounts	S-2

ITEM 19: EXHIBITS

1.1	Memorandum of Association (1)(2)
1.2	Restated Articles of Association (1)(3)
2.1	Amended and Restated Deposit Agreement, dated February 12, 1997, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of ADRs (4)
2.2	Form of American Depositary Receipt (4)
2.3	Indenture, dated as of August 20, 2001, by and among Teva Pharmaceutical Finance, NV, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (5)
2.4	Form of Global Debentures (included in Exhibit 2.3)
2.5	Indenture, dated as of November 18, 2002, by and among Teva Pharmaceutical Finance B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (3)
2.6	Form of Global Debentures (included in Exhibit 2.5)
2.7	Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (6)
2.8	First Supplemental Senior Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (7)
2.9	Form of Global Debentures (included in Exhibit 2.8)
2.10	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.
4.1	Purchase Agreement, dated February 1, 2000, among Dan Family Holdings Ltd., Almad Investments Limited, 1377077 Ontario Inc. and Teva Pharmaceutical Industries Ltd. and related exhibits, relating to the acquisition of Novopharm Limited (8)

4.2	Amending and Indemnity Agreement, dated as of April 4, 2000, among Dan Family Holdings Ltd., Almad Investments Limited, 1377077 Ontario Inc., Teva Pharmaceutical Industries Ltd., Novopharm Limited and Leslie L. Dan and related exhibits, relating to the acquisition of Novopharm Limited (9)
4.3	Agreement and Plan of Merger, dated as of October 31, 2003, as amended as of November 25, 2003, by and among Sicor Inc., Teva Pharmaceutical Industries Limited and Silicon Acquisition Sub, Inc. (10)
8	Subsidiaries of the Registrant
10.1	Consent of Kesselman & Kesselman
12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1)	English translation or summary from Hebrew original, which is the official version.
2)	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
4)	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-11474).
5)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-140106).
6)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-111144).
7)	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on January 27, 2004.
8)	Incorporated by reference to Exhibit 10.5(i) to Teva’s Annual Report on Form 20-F for the year ended December 31, 1999.
9)	Incorporated by reference to Exhibit 10.5(ii) to Teva’s Annual Report on Form 20-F for the year ended December 31, 1999.
10)	Incorporated by reference to Annex A included in Teva’s Registration Statement on Form F-4 (Reg. No. 333-110820).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dan S. Suesskind
Name: Dan S. Suesskind
Title: Chief Financial Officer

Date: March 15, 2004

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

The amounts are stated in U.S. dollars ($) in millions.

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited (the “Company”) and its subsidiaries as of December 31, 2003 and 2002 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in note 1g, effective January 1, 2002, the Company changed its method of accounting for goodwill and other indefinite-lived intangible assets, to conform with FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Tel-Aviv, Israel	/S/ Kesselman & Kesselman
February 16, 2004, except for notes 8b(9), 8b(18) and 8b(20), as to which the date is March 4, 2004	Certified Public Accountants (Isr.)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	2003	2002	2001
	(U.S. dollars in millions, except earnings per ADR)
Net sales	$3,276.4	$2,518.6	$2,077.4
Cost of sales	1,757.5	1,423.2	1,230.1

Gross profit	1,518.9	1,095.4	847.3
Research and development expenses:
Total expenses	243.4	192.6	168.6
L e s s - participations and grants	29.9	27.6	61.4

	213.5	165.0	107.2
Selling, general and administrative expenses	520.6	406.4	358.1
Income from GlaxoSmithKline litigation settlement	100.0
Restructuring expenses	7.4		15.7

Operating income	877.4	524.0	366.3
Financial expenses - net	5.0	24.6	26.0

Income before income taxes	872.4	499.4	340.3
Income taxes	181.5	84.8	63.6

	690.9	414.6	276.7
Share in profits (losses) of associated companies - net	1.5	(2.7)	0.8
Minority interests in losses (profits) of subsidiaries - net	(1.4)	(1.6)	0.7

Net income	$691.0	$410.3	$278.2

Earnings per ADR:
Basic	$2.57	$1.55	$1.05

Diluted	$2.39	$1.52	$1.02

Weighted average number of ADRs (in millions):
Basic	268.4	264.5	264.5

Diluted	295.0	280.8	280.9

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002
	(U.S. dollars in millions)
A s s e t s
Current assets:
Cash and cash equivalents	$1,057.3	$809.9
Short-term investments	322.1	235.7
Accounts receivable:
Trade	1,031.8	855.8
Other	300.6	218.9
Inventories	1,004.6	781.1

T o t a l current assets	3,716.4	2,901.4
Investments and other assets	445.1	313.5
Property, plant and equipment, net	827.4	675.4
Intangible assets and debt issuance costs, net	279.5	176.2
Goodwill	647.5	560.3

T o t a l assets	$5,915.9	$4,626.8

Liabilities and shareholders’ equity
Current liabilities:
Short-term credit	$291.7	$176.1
Accounts payable and accruals	1,050.7	785.7
Convertible Senior Debentures	352.5	562.4

T o t a l current liabilities	1,694.9	1,524.2

Long-term liabilities:
Deferred income taxes	34.6	43.7
Employee related obligations	74.9	63.2
Loans and other liabilities	365.5	351.4
Convertible Senior Debentures	449.9	810.0

T o t a l long-term liabilities	924.9	1,268.3
Commitments and contingencies, see note 8

T o t a l liabilities	2,619.8	2,792.5

Minority interests	6.7	4.9

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; December 31, 2003 and 2002: authorized - 999.6 million; issued and outstanding - 277.7 million and 263.2 million, respectively	34.3	33.9
Additional paid-in capital	1,159.3	481.5
Deferred compensation	*	(0.1)
Retained earnings	1,960.3	1,345.7
Accumulated other comprehensive income	184.0	17.3
Cost of Company shares held by subsidiaries - December 31, 2003 and 2002 - 4.3 million and 4.6 million ordinary shares, respectively	(48.5)	(48.9)

T o t a l shareholders’ equity	3,289.4	1,829.4

T o t a l liabilities and shareholders’ equity	$5,915.9	$4,626.8

*	Represents an amount of less then $ 0.1 million.

/s/ E. Hurvitz E. Hurvitz Chairman of the Board	/s/ I. Makov I. Makov President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional Paid-in capital	Deferred compensation		Retained earnings	Accumulated other comprehensive income (loss)	Cost of Company shares held by subsidiaries	Total
	Number of shares (in millions)	Par value
	(U.S. dollars in millions)
Balance at January 1, 2001	255.9	$31.0	$476.3		$(0.7)	$728.3	$(52.6)	$(31.0)	$1,151.3
Changes during 2001:
Net income						278.2			278.2
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies							(6.4)		(6.4)
Unrealized holding gains on available-for-sale securities - net							0.5		0.5

Total comprehensive income									272.3
Deferred compensation related to employee stock option plans			0.3		(0.3)
Amortization of deferred compensation related to employee stock option plans					0.8				0.8
Exercise of options by employees and related tax effect	0.3	*	3.9						3.9
Dividends						(36.1)			(36.1)
Cost of acquisition of Company shares, net of proceeds from sale			0.1					(11.6)	(11.5)

Balance at December 31, 2001	256.2	31.0	480.6		(0.2)	970.4	(58.5)	(42.6)	1,380.7
Changes during 2002:
Net income						410.3			410.3
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies							85.6		85.6
Unrealized holding losses on available-for-sale securities - net							(9.8)		(9.8)

Total comprehensive income									486.1
Amortization of deferred compensation related to employee stock option plans					0.1				0.1
Exercise of options by employees and related tax effect	0.5	*	5.8						5.8
Dividends						(35.0)			(35.0)
Ordinary shares issued in exchange for special shares	6.5	*	*
Distribution of stock dividend		2.9	(2.9)
Cost of acquisition of Company shares, net of proceeds from sale			(2.0)					(6.3)	(8.3)

Balance at December 31, 2002	263.2	33.9	481.5		(0.1)	1,345.7	17.3	(48.9)	1,829.4
Changes during 2003:
Net income						691.0			691.0
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies							149.4		149.4
Unrealized holding gains on available-for-sale securities - net							15.6		15.6
Gains in respect of derivative instruments designated as a cash flow hedge, net of related taxes							1.7		1.7

Total comprehensive income									857.7
Deferred compensation related to employee stock option plans			0.6		(0.6)
Amortization of deferred compensation related to employee stock option plans					0.7				0.7
Exercise of options by employees and related tax effect	1.6	*	41.6						41.6
Dividends						(76.4)			(76.4)
Conversion of Convertible Senior Debentures and related tax effect	12.9	0.4	637.0						637.4
Cost of acquisition of Company shares, net of proceeds from sale			(1.4)					0.4	(1.0)

Balance at December 31, 2003	277.7	$34.3	$1,159.3	$	*	$1,960.3	$184.0	$(48.5)	$3,289.4

*	Represents an amount of less than $ 0.1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2002	2001
	(U.S. dollars in millions)
Cash flows from operating activities:
Net income	$691.0	$410.3	$278.2
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows*(1)	25.5	84.5	132.2
Changes in certain assets and liabilities*(1)	(89.9)	(141.1)	(137.2)

Net cash provided by operating activities*	626.6	353.7	273.2

Cash flows from investing activities:
Purchase of property, plant and equipment	(207.5)	(160.4)	(114.8)
Acquisition of subsidiaries*(2)	(8.4)	(156.3)
Acquisition of intangible assets	(18.6)	(25.2)	(19.3)
Proceeds from sale of property, plant and equipment	2.1	24.3	5.1
Proceeds from sale of long term investments	127.7	4.0
Acquisition of long-term investments and other assets	(472.5)	(202.4)	(45.0)
Net decrease (increase) of short-term investments	142.1	(148.9)	(16.6)

Net cash used in investing activities	(435.1)	(664.9)	(190.6)

Cash flows from financing activities:
Proceeds from exercise of options by employees	35.0	8.5	5.2
Cost of acquisition of Company shares, net of proceeds from sale	0.4	(6.3)	(11.6)
Proceeds from issuance of Convertible Senior Debentures, net of issuance costs (2002 - $ 10.8 million; 2001 - $ 7.7 million)		439.2	352.3
Long-term loans and other long-term liabilities received	1.0		82.4
Discharge of long-term loans and other long-term liabilities	(4.1)	(3.9)	(64.2)
Net increase (decrease) in short-term credit	73.6	(53.4)	(64.7)
Dividends paid	(76.3)	(46.6)	(32.8)

Net cash provided by financing activities	29.6	337.5	266.6

Translation differences on cash balances of certain subsidiaries	26.3	14.7	(0.9)

Net increase in cash and cash equivalents	247.4	41.0	348.3
Balance of cash and cash equivalents at beginning of year	809.9	768.9	420.6

Balance of cash and cash equivalents at end of year	$1,057.3	$809.9	$768.9

* See details on page F-7.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2002	2001
	(U.S. dollars in millions)
(1) Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	$127.7	$96.8	$109.1
Deferred income taxes - net	(28.6)	(31.7)	(0.9)
Income from GlaxoSmithKline litigation settlement	(100.0)
Restructuring expenses	7.4		14.2
Increase in employee related obligations	9.1	6.0	8.2
Compensation related to employee stock option plans	0.7	0.1	0.8
Capital losses (gains) - net	0.5	(7.5)	(1.3)
Share in losses (profits) of associated companies - net	(1.5)	2.7	(0.8)
Minority interests in profits (losses) of subsidiaries - net	1.4	1.6	(0.7)
Other items - net	8.8	16.5	3.6

	$25.5	$84.5	$132.2

Changes in certain assets and liabilities:
Increase in accounts receivable	$(165.4)	$(101.8)	$(147.4)
Increase in inventories	(155.6)	(149.1)	(73.4)
Increase in accounts payable and accruals	231.1	109.8	83.6

	$(89.9)	$(141.1)	$(137.2)

(2) Acquisition of subsidiaries (in 2003 and 2002):

Assets and liabilities of the subsidiaries upon acquisition:
Working capital (excluding cash and cash equivalents)	$0.2	$18.7
Long-lived assets other than goodwill	8.2	60.0
Long-term liabilities		(36.1)
Goodwill arising on acquisition		80.1

Cost of investment in shares	8.4	122.7
Acquisition of shareholders loan		33.6

Cash paid – net	$8.4	$156.3

Supplemental disclosure of non-cash investing and financing activities:

a. In April 2003, the Company signed a settlement agreement with GlaxoSmithKline Inc. (“GSK”) under which the Company received product rights relating to Purinethol® and recorded a non-cash income of $ 100 million reflecting the value of the product rights, see note 4.

b. In 2003, approximately $ 558 million Convertible Senior Debentures were converted Into approximately 12.9 million Teva ADRs, see note 7.
Supplemental disclosure of cash flow information:
Interest paid	$34.0	$25.1	$36.6

Income taxes paid	$134.2	$54.2	$89.4

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Company”) is an Israeli corporation, which, together with its subsidiaries and associated companies (“Teva” or the “Group”), is engaged in development, production, marketing and distribution of products in two reportable operating segments, Pharmaceuticals and Active Pharmaceutical Ingredients.

Functional currency

The major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of the remaining subsidiaries and associated companies, mainly European and Canadian companies, is their local currency. The financial statements of those companies are included in consolidation, based on translation into dollars in accordance with Statement of Financial Accounting Standards (“FAS”) 52 of the Financial Accounting Standards Board of the United States (“FASB”): assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity, under accumulated other comprehensive income (loss).

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. As applicable to these financial statements, the most significant estimates and assumptions relate to sales reserves and allowances, income taxes, inventories, contingencies and valuation and impairment of goodwill and other intangible assets. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, “subsidiaries” are companies controlled to the extent of over 50%, the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances are eliminated in consolidation; profits from intercompany sales, not yet realized outside the Group, are also eliminated.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Inventories:

These are valued at the lower of cost or market. Cost is determined as follows: raw and packaging materials and purchased products - mainly on the “moving average” basis. Finished products and products in process: raw material and packaging component - mainly on the “moving average” basis; labor and overhead - on the average basis over the production period.

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

Other marketable securities consist of debt securities and equity investments classified as available-for-sale securities. Available-for-sale securities are carried at market value with unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive income (loss).

f.	Property, plant and equipment:

Property, plant and equipment are carried at cost, after deduction of the related investment grants ($ 11 million at December 31, 2003 and 2002). Equipment leased under capital leases is classified as the Group’s assets and included at the present value of lease payments as determined by the lease agreement.

Interest expenses in respect of loans and credit applied to finance the construction or acquisition of property, plant and equipment, incurred until the assets are ready for their intended use, are charged to the cost of such assets. Interest capitalized for each of the years ended December 31, 2003, 2002 and 2001 was less than $ 1 million.

Depreciation is computed using the straight-line method over the estimated useful life of the assets: buildings - mainly 25 years; machinery and equipment - 8-12 years; motor vehicles, computer equipment, furniture and other assets - mainly 7 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.

g.	Goodwill, intangible assets and debt issuance costs:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. As from January 1, 2002, pursuant to FAS 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized but rather tested for impairment at least annually. As of December 31, 2003 and 2002, the Company has determined that there is no impairment with respect to Goodwill. Prior to the adoption of FAS 142, goodwill was amortized in equal annual installments, mainly over a period of 30 years.

Intangible assets consist mainly of acquired marketing and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries. In 2002, in accordance with FAS 142, an intangible asset with a carrying value of $ 29.6 million, relating to tradename, was determined to have an indefinite life. Accordingly, as from January 1, 2002, this intangible asset is no longer amortized, but rather tested for impairment at least annually. As of December 31, 2003 and 2002, the Company has determined that there is no impairment with respect to the tradename. Definite-lived intangible assets are amortized using the straight-line method over their estimated period of useful life, as follows: marketing and product rights - mainly 12 years; other intangible assets - mainly 5-14 years.

Costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the period from issuance of the debentures through the first redemption date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Impairment in value of long-lived assets:

The Company tests long-lived assets for impairment, in the event an indication of impairment exists. An impairment loss would be recognized, and the assets would be written down to their estimated fair values, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets.

i.	Deferred income taxes:

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

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

Revenue is recognized when title and risk of loss for the products is transferred to the customer. Provisions for estimated chargebacks, returns, customer volume rebates, discounts and shelf-stock adjustments are established concurrently with the recognition of revenue, and are deducted from net sales.

l.	Research and development expenses:

Research and development expenses are charged to income as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met. Upfront fees received in connection with cooporation agreements are deferred and recognized over the period of the applicable agreements as a reduction of research and development expenses.

m.	Shipping and handling costs:

Shipping and handling costs, which amounted to $ 43.8 million, $ 35.9 million and $ 23.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, are included in selling, general and administrative expenses.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 were $ 28.9 million, $ 28.7 million and $ 21.4 million, respectively.

o.	Concentration of credit risks - allowance for doubtful accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2003 and 2002 were deposited with major Israeli, U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s sales are made in North America, Europe and Israel, to a large number of customers. The sales to one customer constitute approximately 13% of total sales, and the sales to each of certain three customers constitute approximately 7% of total consolidated sales in the year ended December 31, 2003 (2002 - 9% to each of certain two customers and 2001 - 8% to each of certain two customers).

In general, the exposure to the concentration of credit risks relating to trade receivables is limited, due to the relatively large number of customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts. The allowance in respect of trade receivables amounts to $ 23.7 million and $ 21.2 million at December 31, 2003 and 2002, respectively, and has been determined for specific debts doubtful of collection.

p.	Derivatives:

Teva carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts and written and purchased currency options). The transactions are designed to hedge the cash flows resulting from existing assets and liabilities and transactions expected to be entered into over the next twelve months, in currencies other than the functional currency.

In 2003, a wholly-owned subsidiary of the Company entered into several forward transactions in respect of forecasted sales. These transactions were designated as hedging instruments on the date that the subsidiary entered into such derivative contracts, and qualify as cash flow hedges under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. For such derivative financial instruments, the effective portions of changes in fair value of the derivative are carried to other comprehensive income under gains in respect of derivative instruments designated for cash flow hedge, net of related taxes, and are recognized in the statements of income when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statements of income among financial expenses - net.

In 2002, the Company entered into an interest rate swap transaction in respect of a portion of a series of debentures issued in a private placement in 1998. This derivative qualifies as a fair value hedge under FAS 133, and is recognized on the balance sheet at its fair value. The carrying amount of the hedged liability is adjusted for the entire changes in the fair value of the derivative.

All other derivatives do not qualify for hedge accounting under FAS 133, and are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial expenses - net.

q.	Cash and cash equivalents:

The Group considers all highly liquid investments, which include short-term (up to three months) bank deposits that are not restricted as to withdrawal or use and short-term debentures, the period to maturity of which did not exceed three months at time of investment, to be cash equivalents.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Earnings per American Depository Receipt (“ADR”):

Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the year, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (i) the conversion of the three series of Convertible Senior Debentures, for the periods detailed below, using the if-converted method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures. The potential dilution of the Debentures due 2005 was taken into account from date of issuance through their conversion in October 2003, whereas the Debentures due 2021 and 2022 first became dilutive during 2003, and were taken into account for a proportionate period only; and (ii) the exercise of options granted under employee stock option plans, using the treasury stock method.

s.	Stock-based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the compensation cost relating to stock options is charged on the date of grant of such options, to shareholders’ equity, under deferred compensation, and is thereafter amortized by the straight-line method and charged against income over the vesting period.

FAS 123, “Accounting for Stock-Based Compensation”, as amended by FAS 148, established a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, for companies electing to apply APB 25.

The following table illustrates the effect on net income and earnings per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2003	2002	2001
	(In millions, except earning per ADR)
Net income, as reported	$691.0	$410.3	$278.2
Add: Compensation related to employee stock option plans, included in consolidated statements of income net of related tax effect	0.5	0.1	0.6
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	54.7	58.6	28.5

Pro forma net income	$636.8	$351.8	$250.3

Earnings per ADR:
Basic - as reported	$2.57	$1.55	$1.05

Basic - pro forma	$2.37	$1.33	$0.95

Diluted - as reported	$2.39	$1.52	$1.02

Diluted - pro forma	$2.21	$1.30	$0.92

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Comprehensive income:

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income: (i) translation gains and losses of non-dollar currency financial statements of subsidiaries and associated companies (accumulated gain at December 31, 2003 - $ 176.8 million; 2002 - $ 27.4 million); (ii) unrealized holding gains (losses) on available-for-sale securities, net of related taxes (accumulated balance at December 31, 2003 - $ 5.5 million; 2002 - $ (10.1) million); and (iii) gains in respect of derivative instruments designated for cash flow hedge, net of related taxes (accumulated balance at December 31, 2003 - $ 1.7 million).

u.	Recently issued accounting pronouncements:

1)	FIN 46 and FIN 46 (revised)

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Under this FIN entities are separated into two groups: (i) those for which voting interests are used to determine consolidation; and (ii) those for which other interests (variable interests) are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (“VIE”) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In December 2003, the FASB revised FIN 46 (“FIN 46-R”) by amending some of its provisions and providing for new effective dates.

The adoption of FIN 46 did not have a material effect on the Company’s consolidated financial statements. The Company believes that the expected adoption of FIN 46-R will not have a material effect on the Company’s consolidated financial statements.

2)	FAS 132 (revised)

In December 2003, the FASB revised FAS No. 132 (“FAS 132-R”), which deals with employers’ disclosures about pensions and other postretirement benefits, and amended certain other related FASB statements. This statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The Company is adopting the provisions of FAS 132-R as they become effective.

v.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 - CERTAIN TRANSACTIONS:

a.	Acquisitions:

Event subsequent to December 31, 2003 - acquisition of Sicor Inc.:

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor Inc. (“Sicor”), a U.S. public pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals. This transaction was first announced on October 31, 2003, and was intended to combine Teva’s generic drugs business with that of Sicor’s, in addition to expanding the combined company’s API product offerings and is to further enhance Teva’s efforts to participate in the multi-sourced biologics market with Sicor’s capabilities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - CERTAIN TRANSACTIONS (continued):

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $ 16.50 in cash and 0.1906 Teva ADRs representing a total consideration of $ 27.52 per share, calculated based upon the aggregate of the cash consideration and the average of the closing prices per ADR for the period two days before through two days after the announcement of the merger agreement. The total consideration for the acquisition is approximately $ 3.46 billion, (including transaction costs and the fair value of Sicor’s stock options, determined using the Black-Scholes option pricing model). The cash consideration of $ 2,019 million was financed out of Teva’s own resources, and from short-term borrowings in the amount of $ 1,130 million, which were subsequently refinanced by the issuance of Convertible Senior Debentures (see note 7). A total of 23,328,834 ADRs have been issued, which amounted to approximately 7.7% of the issued and outstanding share capital of the Company shortly after the allotment.

The acquisition is to be accounted for by the purchase method. The results of operations of Sicor are to be included in the consolidated financial statements of Teva commencing January 22, 2004 (the closing date of the acquisition). The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to Sicor’s balance sheet data as of December 31, 2003:

U.S. $ in millions
(unaudited)
Current assets	576.9
Non-current assets	121.9
Property, plant and equipment	224.6
Identifiable intangible assets:
Existing products	473.5
Research and development in-process	583.6
Other	29.0
Goodwill	1,837.8

Total assets acquired	3,847.3

Current liabilities	175.7
Long-term liabilities	212.1

Total liabilities assumed	387.8

Net assets acquired	$3,459.5

The amount allocated to research and development in-process represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. The preliminary estimate of research and development in-process is subject to change and is to be finalized upon completion of an appraisal by management, with the assistance of independent appraisers. The amount allocated to research and development in process is to be charged to operating expenses in the first quarter of 2004. The amount allocated to intangible assets, estimated useful life and amortization methodology are preliminary and are subject to the completion of an appraisal by management, with the assistance of independent appraisers. The Company expects to amortize existing products and other identifiable intangible assets mainly over periods ranging from 15 to 20 years.

2002 acquisitions:

In June 2002, the Company acquired full control and ownership of Honeywell Pharmaceutical Fine Chemicals S.r.l., an Italian manufacturer of active pharmaceutical ingredients, and Bayer Classics S.A., a French generic pharmaceutical company, for a total consideration of $ 168 million. These two companies were later renamed Teva Pharmaceutical Fine Chemicals S.r.l. (“TPFC”) and Teva Classics S.A. (“Teva Classics”), respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - CERTAIN TRANSACTIONS (continued):

The Company accounted for these acquisitions by the purchase method. The results of operations of TPFC and Teva Classics have been included in the consolidated financial statements of Teva commencing the third quarter of 2002. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

U.S. $ in millions
Current assets	$69.5
Property, plant, and equipment	35.8
Intangible assets	21.3
Other long lived assets	2.9
Goodwill	80.1

Total assets acquired	209.6

Current liabilities	39.1
Long-term liabilities	36.1

Total liabilities assumed	75.2

Net assets acquired	$134.4

The intangible assets acquired include product rights of $ 13.6 million and customer lists of $ 7.7 million, with a weighted-average useful life of 6 years. No in-process research and development was identified.

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

	Year ended December 31
	2002	2001
	(U.S. $ in millions, except earnings per ADR) (Unaudited)
Net sales	$2,546.8	$2,133.8

Net income	$412.1	$279.2

Earnings per ADR:
Basic	$1.56	$1.06

Diluted	$1.53	$1.02

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - CERTAIN TRANSACTIONS (continued):

b.	Cooperation agreements:

1)	With Eisai:

In May 2003, the Company entered into a cooperation agreement with Eisai Co. Ltd. (“Eisai”), for the global co-development of Rasagiline and for co-promotion for several indications in the U.S market. Teva and Eisai initially aim to develop Rasagiline for alzheimer disease and will also co-promote Rasagiline once approved by the FDA, in the U.S. for Parkinson’s disease. Other provisions of the agreement relate to additional funding by Eisai of certain development activities relating to the products. Such additional funding is being made under certain conditions up to a maximum amount, as stipulated in the agreement.

2)	With Impax:

In June 2001, a subsidiary entered into an agreement with Impax Laboratories, Inc. (“Impax”) under which Teva was granted an option to acquire exclusive marketing rights in the U.S. and, for certain products, in certain other territories. In 2002, Teva exercised the option to acquire exclusive marketing rights for certain Impax products in Canada. Under the agreement, Teva granted Impax a $ 22 million loan bearing 8% annual interest, and payable - principal and accrued interest - no later than January 2004 in cash or in Impax stock, unless previously forgiven upon the achievement by Impax of certain milestones. In addition, Teva invested $ 15 million in Impax common stock.

In 2002, Impax achieved a milestone as defined in the agreement, which resulted in the forgiveness of the accrued interest balance in the amount of $ 2.4 million. This amount is reflected in intangible assets and is to be amortized over the estimated economic life of the marketing rights.

In 2003 Impax repaid $ 13.5 million of the loan, in Impax stock, representing the minimum amount repayable as per the agreement in respect of milestones Impax did not meet until that time. Subsequent to December 31, 2003, an additional amount of $ 2.5 million was repaid in Impax stock. In lieu of demanding repayment of the entire loan, as provided in the agreement, in December 2003, Teva exercised an option to acquire exclusive marketing rights in the U.S. for certain Impax products and, in consideration, forgave an amount of $ 3.5 million out of the loan to Impax; such amount is reflected in intangible assets and is to be amortized over the estimated economic life of the marketing rights. Subsequent to December 31, 2003, Teva exercised an option to acquire exclusive marketing rights for the remaining Impax products and, in consideration, forgave an additional amount of $ 2.5 million out of the loan to Impax, thereby settling the entire loan balance.

The investment in Impax stock is treated as an “available-for-sale” investment and included under investments and other assets.

3)	With Aventis:

a)	Under agreements entered into by Teva and Aventis Pharmaceuticals, Inc. and its parent company (“Aventis”), sale and distribution, in North America, Europe and certain other countries, of Copaxone®, an innovative product of the Company for the treatment of multiple sclerosis is being carried out by Aventis. Marketing of Copaxone® in the U.S. and Canada is done by Teva under the name “Teva Neuroscience”. In the core European countries, Copaxone® is jointly marketed by Teva and Aventis.

Aventis also participated in certain research and development expenses of Teva relating to the development of the oral version of Copaxone® and to a new indication for injectible Copaxone® (collectively referred to as the “Studies”). Upon receipt of approval from the FDA relating to either one of the Studies, the related amount of participation is to be refunded to Aventis.

b)	Teva has reserved the right to reacquire, under certain conditions, the marketing and distribution rights in Europe to the injectible formulation of Copaxone® for consideration to be computed based on a certain formula, as stipulated in the agreement.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - CERTAIN TRANSACTIONS (continued):

4)	With Lundbeck:

a)	The Company entered into a cooperation agreement with H. Lundbeck A/S (“Lundbeck”), for the joint global development and for the marketing, mainly in Europe, of two innovative products of the Company for the treatment of Parkinson’s disease.

Under the agreement, commencing in 1999, Lundbeck participates in the research and development expenses of Teva at varying rates, subject to maximum amounts stipulated in the agreement.

b)	Teva and Lundbeck have entered into an additional cooperation agreement, for the global development and for the marketing, mainly in Europe, of the oral version of Copaxone®. Under the agreement, Lundbeck is to fund the research and development of the product performed by Teva, up to a maximum amount stipulated in the agreement. Other provisions of the agreement relate to the additional funding by Lundbeck of certain other development, pre-marketing and marketing activities relating to the product. Such additional funding is to be made under certain conditions and up to a maximum amount, as stipulated in the agreement.

5)	With Savient:

Pursuant to an agreement entered into in 1999, between Teva and Savient pharmaceutical, Inc. (“Savient”, formerly Bio Technology General Corp.), as of December 31, 2003, Teva is to make payments of up to $ 7.5 million to Savient with respect to certain biotech products upon fulfillment of certain conditions, as per the agreement. As at December 31, 2003 an amount of $ 10 million previously paid under this agreement in relation to certain marketing and distribution rights, which are expected to become effective in 2004, is included among intangible assets.

6)	With other parties:

In 2003, 2002 and 2001, Teva entered into agreements with several companies pursuant to which it is to participate in the funding of research and development conducted by these companies in a total amount of $ 43 million, payable upon achievement of certain milestones. In consideration, Teva would be granted certain exclusive marketing rights with respect to the products to be developed. Teva also acquired shares in certain of these companies (see below). In 2002 and 2003, amounts of $ 4.3 million and $ 1 million, respectively, representing participation in development expenses of these companies, relating to certain products under research and development, were paid by Teva and expensed in the accounts.

In 2003 and 2001, Teva acquired shares in certain companies for a total amount of approximately $ 14 million, which are carried at cost and included under investments and other assets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31
	2003	2002
	(U.S. $ in millions)
Land	$72.5	$55.7
Buildings	327.5	282.3
Machinery and equipment	718.1	624.3
Motor vehicles, computer equipment, furniture and other assets	247.8	204.0
Payments on account	70.4	42.0

	1,436.3	1,208.3
L e s s - accumulated depreciation and Amortization	(608.9)	(532.9)

	$827.4	$675.4

Depreciation and amortization expense was $ 93.3 million, $ 76.5 million and $ 71.5 million in the years ended December 31, 2003, 2002 and 2001, respectively. In the years ended December 31, 2003 and 2001 additional impairment charges of $ 7.4 million and $ 9.7 million, respectively, were made in connection with the Group’s restructuring plans.

Land includes leasehold rights which extend over original periods of 49 years ending in the years 2007-2043, with an option for an additional period of 49 years.

NOTE 4 - GOODWILL, INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS:

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

	Pharmaceuticals	A.P.I	Total
	(U.S. $ in millions)
Balance as of January 1, 2002	$459.2	$6.9	$466.1
Changes during 2002:
Goodwill acquired during the year	61.6	18.5	80.1
Translation differences	21.4	0.3	21.7
Other adjustments	(7.6)		(7.6)

Balance as of December 31, 2002	534.6	25.7	560.3
Changes during 2003:
Translation differences	86.2	3.6	89.8
Other adjustments	0.9	(3.5)	(2.6)

Balance as of December 31, 2003	$621.7	$25.8	$647.5

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - GOODWILL, INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS (continued):

b.	Intangible assets and debt issuance costs:

1)	Intangible assets and debt issuance costs, net, consisted of the following:

	Original amount	Accumulated amortization	Amortized balance
	December 31,
	2003	2003	2003	2002
	(U.S. $ in millions)
Intangible assets
(mainly - product rights)	$320.5	$88.0	$232.5	$128.6
Tradename	36.6		36.6	29.8
Debt issuance costs	19.6	9.2	10.4	17.8

	$376.7	$97.2	$279.5	$176.2

2)	Amortization of intangible assets amounted to $ 44.6 million; $ 21.4 million and $ 16.2 million in the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003, the estimated aggregate amortization of intangible assets for the years 2004 to 2008, is as follows: 2004 - $ 37 million; 2005 - $ 37 million; 2006 - $ 36 million; 2007 - $ 35 million and 2008 - $ 31 million.

3)	Amortization of debt issuance costs amounted to $ 7.4 million, $ 10.0 million and $ 3.7 million in the years ended December 31, 2003, 2002 and 2001, respectively, and are included among financial expenses - net.

4)	Product rights received in connection with GlaxoSmithKline litigation settlement:

On April 30, 2003, GSK and Teva announced the settlement of all litigation pending between them relating to the patent actions regarding nabumetone, the generic version of GSK’s Relafen® and the antitrust claims asserted by Teva relating to such patent litigation. Pursuant to the settlement agreement, the Company received product rights relating to Purinethol®, a pharmaceutical product, for the United States, Puerto Rico and Canada, and reported a gain reflecting the value of such rights . Such product rights, valued at $ 100 million as determined by the Company, with the assistance of an independent appraiser, are included under intangible assets and are to be amortized over the expected economic life of the product.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - GOODWILL, INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS (continued):

c.	The effect of FAS 142 adoption:

The following table summarizes the Company’s reported results adjusted to eliminate the effect of amortization of goodwill and of tradename, as of January 1, 2001:

	Year ended December 31
	2003	2002	2001
	(U.S. $ in millions, except earnings per ADR)
	(Unaudited)
Net income - as reported	$691.0	$410.3	$278.2
Add, amortization of goodwill and tradename, net of taxes, charged in 2001			18.5

As adjusted	$691.0	$410.3	$296.7

Earnings per ADR - basic, as reported	$2.57	$1.55	$1.05
Add - amortization of goodwill and tradename, net of taxes, Charged in 2001			0.07

As adjusted	$2.57	$1.55	$1.12

Earnings per ADR - diluted, as reported	$2.39	$1.52	$1.02
Add, amortization of goodwill and tradename, net of taxes, charged in 2001			0.07

As adjusted	$2.39	$1.52	$1.09

NOTE 5 - EMPLOYEE RELATED OBLIGATIONS:

a.	Employee related obligations consisted of the following:

	December 31
	2003	2002
	(U.S $ in millions)
Accrued severance pay	$59.5	$49.4
Obligation in respect of defined benefit plans	15.4	13.8

	$74.9	$63.2

As of December 31, 2003 and 2002, the Group had $ 48.4 million and $ 36.2 million, respectively, deposited in funds managed by major Israeli banks and Israeli insurance companies which are earmarked by management to cover severance pay liability in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in investments and other assets.

Costs of severance pay and defined contribution plans charged to income in the years ended December 31, 2003, 2002 and 2001 were $ 20.6 million, $ 22.2 million and $ 16.9 million (excluding in 2001 $ 2.0 million in respect of restructuring), respectively. Pension costs under the defined benefit plans in those years amounted to $ 6.1 million, $ 3.7 million and $ 2.8 million, respectively.

The Company expects to contribute approximately $ 6.9 million in 2004, to the pension funds and insurance companies in respect of its Israeli severance and pension pay obligations.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE RELATED OBLIGATIONS (continued):

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

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to the Group’s employees in Israel:

a)	Pension plans for the majority of the employees: under collective labor agreements, these external pension plans provide 72% of the pension liability; these plans also provide coverage for severance pay liabilities of the relevant employees. The pension liabilities covered by these plans are not reflected in the financial statements as the pension risks have been irrevocably transferred to the pension funds.

b)	Insurance policies for employees in managerial positions: the policies provide coverage for severance pay and pension liabilities of managerial personnel.

c)	Severance pay liabilities not covered by the pension plans and insurance policies mentioned above are fully provided for in the financial statements on an undiscounted basis, based upon the number of years of service and the latest monthly salary of the Group’s employees in Israel.

2)	Non-Israeli subsidiaries

The majority of the employees in the European subsidiaries are entitled to a retirement grant when they leave the subsidiaries. In the consolidated financial statements, an accrual of the liability of the subsidiaries is made, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to pension according to a defined benefit scheme providing benefit based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Professionally qualified independent actuaries value these schemes, the rates of contribution payable being determined by the actuaries. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services.

The North American subsidiaries provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

c.	Details relating to defined benefit plans of certain European subsidiaries:

1)	The consolidated components of net periodic benefit costs are as follows:

	Year ended December 31
	2003	2002	2001
	(U.S. $ in millions)
Service cost	$4.1	$3.5	$2.5
Interest cost	3.8	2.7	2.3
Expected return on plan assets	(2.5)	(2.0)	(2.0)
Recognized net actuarial loss (gain)	0.7	(0.5)	*

Employers’ pension cost	$6.1	$3.7	$2.8

* Represents an amount of less than $ 0.1 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE RELATED OBLIGATIONS (continued):

2)	The consolidated components of the projected benefit obligation and plan assets are as follows:

	December 31
	2003	2002
	(U.S. $ in millions)
Benefit obligation:
Projected benefit obligation at beginning of year	$64.8	$40.1
Changes during the year:
Service cost	4.1	3.5
Interest cost	3.8	2.7
Plan participants’ contribution	1.1	0.2
Benefits paid	(1.4)	(0.5)
Actuarial loss	7.9	8.9
Acquisitions		2.7
Prior service cost - net	(6.0)
Exchange rate differences	12.3	7.2

Benefit obligation at end of year	86.6	64.8

Plan assets:
Fair value of plan assets at beginning of year	37.6	29.4
Changes during the year:
Actual return on plan assets	1.9	(2.0)
Employer contribution	5.4	5.5
Plan participants’ contribution	1.1	0.2
Benefits paid	(1.2)	(0.5)
Exchange rate differences	7.9	5.0

Fair value of plan assets at end of year	52.7	37.6

Reconciliation of funded status:
Unfunded obligation, at end of year	33.9	27.2
Unrecognized net actuarial loss	(24.6)	(13.4)
Unrealized prior service cost - net	6.1

Net obligation, as reported	$15.4	$13.8

	December 31
	2003	2002	2001
Weighted average assumptions:
Discount rate	5.6%	6.1%	6.3%
Expected return on plan assets	6.2%	6.4%	6.5%
Rate of compensation increase	3.5%	3.3%	3.4%
Pension increase	2.0%	1.8%	1.9%

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES:

a.	Long-term loans and other long-term liabilities consisted of the following:

	Interest rate as of December 31, 2003	December 31
		2003	2002
	%	(U.S. $ in millions)
Loans, mainly from banks (1) (3)	2.9 - 4.3	$256.9	$236.3
Debentures (2)(3)	6.9	116.7	119.2

		373.6	355.5
Less - current portion		(8.1)	(4.1)

		$365.5	$351.4

(1)	The balance as of December 31, 2003 is mainly composed of: (i) a loan in the amount of $ 147.8 million due 2005 and bearing interest determined on the basis of Euro LIBOR (mainly) and Great Britain Pound LIBOR; and (ii) a loan in the amount of $ 95.9 million due 2006 and bearing interest determined on the basis of the Canadian dollar LIBOR.
(2)	The balance as of December 31, 2003 and 2002 is composed of debentures with a principal amount of $ 110 million, which were issued in 1998 in a private placement to institutional investors in the United States for periods of 7, 10 and 20 years at a fixed annual interest rate, the weighted average of which is 6.9%. In 2002, the Company entered into two interest rate swap transactions with respect to portions of these debentures (see note 11e), effectively changing the weighted annual interest rate on the debentures from 6.9% to 4.6%. Only the first interest swap transaction qualifies for hedge accounting under FAS 133, resulting at December 31, 2003 and 2002 in an increase of $ 6.7 million and $ 9.2 million, respectively (identical to the changes in the fair value of the related derivative during each year), in the carrying value of the portion of the debentures it hedges, to adjust it to the fair value of such portion based on the risk being hedged.
(3)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2003, the Company met all financial covenants.

b.	As of December 31, 2003, the required annual principal payments of long-term debt, starting from the year 2005, are as follows: 2005 - $ 168.9 million; 2006 - $ 96.5 million; 2007 - $ 0.3 million; 2008 - $ 75.6 million; 2009 and thereafter - $ 17.5 million. The above does not include the Convertible Senior Debentures described in note 7.

c.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and the said subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - CONVERTIBLE SENIOR DEBENTURES:

As detailed below, over the last several years, indirect wholly-owned subsidiaries of the Company issued Convertible Senior Debentures unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any. Interest on each of the debentures is payable on a semi-annual basis. Unless previously redeemed or repurchased, under certain circumstances set forth in the relating Offering Memorandum or Prospectus Supplement (“offering document”), holders of the debentures may convert them into ADRs, each of which represents one ordinary share of the Company, at the conversion prices detailed below. As from a certain date applicable to each series as detailed in the table below, Teva may redeem some or all of the debentures. On certain dates, which are also detailed below, holders of the debentures may require Teva to repurchase some or all of the debentures they hold; with respect to the earliest of such dates in the case of each series, or upon the occurrence of certain events specified in the relating offering document, if repurchase of debentures is requested, Teva can elect to pay the repurchase price in cash or in Teva ADRs (as set forth in the relating offering document), or any combination thereof.

The main terms of these debentures are summarized in the following table:

Month Issued	Issuer	Footnote	Annual interest rate	Principal amount	Year due	Conversion price	Number of Teva ordinary shares issuable upon full conversion	Earliest date of (i) redemption at issuer’s option; and (ii) repurchase at holder’s option
			%	(U.S. $ in millions)		$
October 2000	Teva Pharmaceutical Finance, LLC	(2)	1.50	$550	2005	43.1157		October 15, 2003

August 2001	Teva Pharmaceutical Finance, N.V.	(1)(3)	0.75	$360	2021	42.912	8,389,262	August 20, 2004

November 2002	Teva Pharmaceutical Finance, B.V.	(1)(3)	0.375	$450	2022	42.8989	10,489,779	November 18, 2007

Event subsequent to December 31, 2003:
January 2004	Teva Pharmaceutical Finance II, LLC
	Series A	(1)(3)	0.50	$460	2024	75.80	6,068,602	August 1, 2008

	Series B	(1)(3)	0.25	$634	2024	70.51	8,998,014	February 1, 2010

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(1)	The number of Teva ordinary shares issuable upon full conversion is subject to adjustments in certain circumstances, as detailed in the related offering document.
(2)	In accordance with the conditions set forth in the offering document, on September 25, 2003, Teva Pharmaceutical Finance LLC called for the redemption of the debentures. Consequently, substantially all of the debentures were converted into 12,753,330 ADRs of the Company.

Since the issuance of these debentures, Teva has accreted additional amounts (as defined) payable upon the holders’ requiring repurchase of the debentures. Following the conversion of the debentures, an aggregated amount of $ 82 million relating to the tax effect resulting from the conversion and the additional amounts mentioned above, was carried to shareholder’s equity, under additional paid in capital.

(3)	Holders of the debenture series issued in 2001 and 2002 and those of the debenture series issued subsequent to December 31, 2003, may convert the debentures into Teva ADRs under certain conditions detailed in the relating offering document; inter alia, holders of these series of debentures may surrender debentures for conversion into Teva ADRs during any conversion period (as defined) if the trading price of Teva’s ADRs were more than 120% and 130%, respectively, of the conversion price for twenty trading days within the first thirty trading days of each quarter (hereafter - “price threshold condition”).

The price threshold condition for each of the two series of debentures issued in 2001 and 2002 was met as of the third quarter of 2003 (and through December 31, 2003). During the fourth quarter of 2003, $ 7.6 million of these debentures were converted into 177,993 ADRs of the Company.

The balance of the principal amount, accrued interest and other amounts accreted is as follows:

Month Issued		December 31,
		2003	2002
		(U.S. $ in millions)
October 2000	Principal		$550.0
	Accrued interest and other amounts accreted		14.1
August 2001	Principal	$352.5	360.0
	Accrued interest	1.0	1.0
November 2002	Principal	449.9	450.0
	Accrued interest	0.2	0.2

	Total	$803.6	$1,375.3

The debentures are reflected in the balance sheets among:

	December 31
	2003	2002
	(U.S. $ in millions)
Current liabilities	$353.7	$565.3
Long-term liabilities	449.9	810.0

	$803.6	$1,375.3

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Operating leases:

As of December 31, 2003, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2004 - $ 16.5 million; 2005 - $ 13.1 million; 2006 - $ 10.2 million; 2007 - $ 6.6 million; 2008 - $ 5.4 million; 2009 and thereafter - $ 12.3 million.

The lease fees expensed in each of the years ended December 31, 2003, 2002 and 2001 were $ 15.6 million, $ 13.9 million and $ 13.4 million, respectively, of which $ 3.1 million, $ 2.7 million and $ 2.8 million, respectively, to a related party.

2)	Royalty commitments:

a)	The Company is committed to pay royalties to owners of know-how and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment.

The Company has also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% - 3.5% of sales relating to a product or a development resulting from research funded by the Office of the Chief Scientist. The royalties due to the Government should not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999 - with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect of royalties to the Government as of December 31, 2003 amounts to $ 34.0 million.

b)	Royalty expense included in cost of sales for the years ended December 31, 2003, 2002, and 2001 was $ 93.0 million, $ 66.3 million, and $ 55.2 million, respectively.

b.	Contingent liabilities:

General

1)	Teva is from time to time subject to claims arising in the ordinary course of its business, including product liability claims. In addition, as described below, as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Based on the advice of legal counsel, Teva believes that it has meritorious defenses to the actions to which it has been made a party and expects to pursue vigorously the defence of each of the ongoing actions described below, and that, in any event, it has adequate product liability insurance to cover material damages related to product liability claims, pending as of December 31, 2003.

2)	Teva from time to time seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain generic approval for a product prior to the expiration of the originator patent, Teva must challenge the patent under the procedures set forth in the Hatch -Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is involved and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent. Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe on originator or third party process patents. Although the underlying generic industry legislation is different in Canada, Europe and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in several of these jurisdictions.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3)	Teva’s business inherently exposes it to potential product liability claims. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. As a result, Teva sells and shall continue to sell, pharmaceutical products that are not covered by insurance and may also be subject to product liability claims that are not covered by insurance or that exceed Teva’s policy limits.

4)	In connection with certain development, supply and marketing, and research and collaboration or services agreements, Teva is required to indemnify, in unspecified amounts, the parties to such agreements (“the other parties”) against third party claims relating to: (i) infringement or violation of intellectual property or other rights of such third party; or (ii) damages to users of the related products. As of December 31, 2003, Teva is not aware of any material pending infringement action that may result in the other parties claiming such indemnification.

Product liability related claims

5)	Teva USA is a manufacturer of Adipex-P brand phentermine hydrochloride, and has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen”. Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes to the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding. Based upon the advice of counsel, Teva believes that it has adequate insurance to cover these claims and that the outcome of the remaining litigation in which Teva is involved will not have a material adverse effect on Teva’s financial position, results of operations and cash flows. No provision for this matter has been included in the accounts.

6)	In August 2000, a claim was filed in the Tel Aviv District Court, and is now pending against Teva, with respect to damages caused to the plaintiff as a result of the use of a product containing the ingredient diethylstilbestrol (“DES”). In July 2003, the claim was dismissed by the district court on the basis of the statute of limitations. This decision is subject to appeal. In May and November 2001, 69 plaintiffs filed an additional claim against Teva, in the District Court of Jerusalem, for damages caused by the use of two products containing DES. In July 2002, the plaintiffs amended their claim to include the Clalit Health Services (previously called General Health Fund) as a further defendant (in addition to the Ministry of Health). Due to the addition and withdrawal of some plaintiffs, the current claim involves 72 claimants. The aggregate amount of the two claims is approximately $ 10 million, not including general damages. Teva is vigorously defending itself against these claims. Because the above claims are still in their early stages, no determination can be made of the likelihood of prevailing in the actions. Consequently, no provision for this matter has been included in the accounts.

7)	On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units”. The plaintiffs allege that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided. Because the claim is still in its early stage, Teva’s counsel is unable to express an opinion as to the merits of the claim. Nevertheless, based on information to date, Teva believes that this matter will not have a material adverse effect on its results of operations and financial condition and that provision for this matter in the accounts is not required.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8)	Bayer and Bayer’s marketing joint venturer GSK have been named in extensive litigation for personal injuries allegedly related to the use of the product Baycol®, a blood lipid reducing agent, which Bayer withdrew from the market in August 2001. Teva is the manufacturer of gemfibrozil, the generic version of Lopid®, another blood lipid reducing drug, which was at times prescribed in combination with Baycol®. Teva USA has been named as a co-defendant of Bayer and GSK in nine cases where there allegedly was concomitant use of Baycol® and gemfibrozil, seven of which remain pending in the state courts of Pennsylvania and Georgia. The Complaints in each of these cases allege that plaintiff was injured as a result of exposure to gemfibrozil, either alone or in combination with Baycol®. Because these claims are still in their early stages, Teva’s counsel is unable to express an opinion as to their merits. Nevertheless, based upon currently available information, Teva believes that these cases will not have a material adverse effect on its results of operations and financial condition. No provision for this matter has been included in the accounts.

Intellectual property related claims

9)	In May 2002, Teva USA won a judgment in the U.S. District Court in Norfolk, Virginia in a declaratory judgment action it brought against GSK regarding seven U.S. patents related to potassium clavulanate, an active ingredient in Augmentin® (or, “amoxiclav”). The court ruled that all seven patents were invalid based on double patenting. Following the district court decision, and subsequent FDA approval, Teva USA launched its amoxiclav product, which contains potassium clavulanate. On November 21, 2003, the Court of Appeals for the Federal Circuit affirmed the district court’s ruling, and the period for GSK to petition the Supreme Court has now expired. Annual 2002 sales of the branded product in the U.S. were estimated to be in excess of $ 1 billion. No provision for this matter has been included in the accounts.

10)	In August 2002, GSK filed a complaint against Teva USA in the Pennsylvania Court of Common Pleas. Ranbaxy Pharmaceuticals, Inc. (“Ranbaxy”) is a defendant in the same case, though GSK does not allege any connection between Teva USA and Ranbaxy. The complaint alleges that Teva USA’s amoxiclav products are derived from a strain of streptomyces clavuligerus stolen from GSK. The Complaint asserts causes of action for alleged trade secret misappropriation, unfair competition, and conversion. The suit seeks equitable relief and imposition of a constructive trust related to Teva USA’s amoxiclav products. On October 8, 2003, Teva USA filed its answer, denying all allegations of wrongdoing. Although Teva believes that the likelihood of GSK prevailing is low, if GSK’s allegations are proven true, Teva USA could be required to pay damages to GSK related to the sales of Teva USA’s amoxiclav products and enjoined from selling those products. No provision for this matter has been included in the accounts.

11)	On August 5, 2002, Lek Pharmaceuticals d.d. (“Lek”) filed a complaint against Teva USA in the United States District Court for the District of New Jersey. Lek has accused Teva USA of misappropriating Lek’s trade secrets and proprietary information pertaining to certain formulations for Teva USA’s amoxiclav products. In its complaint, Lek seeks equitable relief and unspecified damages. Teva USA filed its answer on September 24, 2002, denying all allegations of wrongdoing. Although Teva believes that the likelihood of Lek prevailing is low, if Lek’s allegations are proven true, Teva USA could be required to pay damages to Lek related to the sales of Teva USA’s amoxiclav products and enjoined from selling those products. No provision for this matter has been included in the accounts.

12)	On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen. The district court ruled that the U.S. patent is invalid as obvious. The patent expires on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $ 108 million. In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg. Knoll has appealed the district court’s judgment and that appeal is fully briefed and argued. Although Teva believes that the findings of fact and legal conclusions of the district court are well founded and that the decision will be upheld, were Knoll to be successful in its appeal, Teva could be required to pay damages to Knoll related to the sales of Teva’s Hydrocodone Bitartrate and Ibuprofen Tablets and enjoined from selling that product. No provision for this matter has been included in the accounts.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13)	On March 24, 2003, Teva USA obtained summary judgment from the U.S. District Court for the District of New Jersey, which held that Teva USA’s Moexipril Hydrochloride Tablets did not infringe a U.S. patent licensed by Warner Lambert Company to Schwarz Pharma, Inc. and Schwarz Pharma AG, which market their moexipril formulation as Univasc. In May 2003, following FDA approval, the Company launched its product, Moexipril Hydrochloride, 7.5 mg./15 mg. Annual 2002 sales of the branded product in the U.S. were estimated to be approximately $ 70 million. On January 29, 2004, the U.S. Court of Appeals for the Federal Circuit vacated the district court’s summary judgment decision and remanded the case for further proceedings, which will involve Teva USA’s allegations of inequitable conduct, invalidity and non-infringement. Were Schwarz Pharma to be successful on its allegation of patent infringement, Teva USA could ultimately be required to pay damages related to the sales of Moexipril Hydrochloride tablets and be enjoined from selling that product. Based on the opinion of outside counsel as to the ultimate likelihood of success on the merits, Teva USA plans to continue selling the product and no provision for this matter has been included in the accounts.

14)	On February 12, 2002, Merck filed a lawsuit against Biogal Pharmaceutical Works Ltd. (“Biogal”) and Biogal-Teva Pharma Ltd (“BTP”) alleging infringement of a certain patent registered in Hungary relating to certain chemical characteristics of simvastatin manufactured by Biogal and requesting, among others, unspecified damages. Merck has also requested the Court to issue a temporary injunction to enjoin Biogal and BTP from continuing the alleged infringement. Upon their objection and after Merck deposited the Court requested security in the amount of $ 5 million, the Court issued a temporary injunction (received on June 27, 2002) ordering Biogal and BTP to stop the manufacturing and distribution of the allegedly infringing product and enjoining them from further illegal action. An appeal filed with the Hungarian Highest Court on July 13, 2002 by Biogal was not successful as were unsuccessful several requests to the Metropolitan Court to remove the injunction. In the meantime, Biogal has filed its answer in the infringement law suit denying Merck’s allegations. No further action has taken place in the infringement lawsuit and none expected until after final adjudication of the proceedings for the annulment of the Merck patent in question as described in the following. Concurrently, with the filing of the lawsuit by Merck, Biogal filed on March 11, 2002 with the Hungarian Patent Office (“HPO”) a petition for the annulment of the Merck patent in question. The HPO in its decision of March 21, 2003 nullified in its entirety the Merck patent, which is the basis of its infringement claim against Biogal and BTP. Merck has filed with the Metropolitan Court which has jurisdiction in the matter a request for reconsideration of the HPO’s decision. Biogal has filed its objection in the matter. On December 5, 2003 the Metropolitan Court remanded the case on a technicality to the HPO for further investigation on certain points. Biogal decided not to appeal the decision. There is no date set yet by the HPO for the renewed proceedings. No provision for this matter has been included in the accounts.

Commercial related and other claims

15)	Biogal was sued in July 1999 in the County Court of Debrecen, Hungary by a Hungarian institute (Gyógyszerkutató Intézet Kft) for additional royalties arising out of a series of contracts for the development of a pharmaceutical active ingredient. Although the plaintiff has not made any claims for a specific amount, the court, in an interim decision, ordered Biogal to submit an accounting on the contested terms. Biogal has appealed the decision and, based on the advice of counsel, expects to prevail. No provision for this matter has been included in the accounts.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16)	Teva USA is a defendant, along with Biovail Corp. (“Biovail”) and Elan Corporation, plc, (“Elan”) in several civil actions currently pending in the federal district courts in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of Nifedipine Extended Release Tablets CC, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws and various state laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek injunctive relief, unspecified monetary damages, attorneys’ fees, and costs. The cases were brought on behalf of alleged classes of persons who purchased both directly and indirectly Nifedipine Extended Release Tablets CC made by Elan or Biovail and sold in the United States by Teva USA. On October 15, 2003, Teva USA, Biovail and Elan moved to dismiss the complaints on various grounds. Teva USA intends to defend vigorously against these claims. These cases are in a preliminary stage, so it is not possible to assess the likelihood of an unfavorable outcome or the magnitude of any potential loss. No provision for this matter has been included in the accounts.

17)	On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian Generic Drug Manufacturers, including Novopharm Limited (“Novopharm”). The claims seek to proceed with a class action for damages based on alleged marketing practices of Generic Drug Manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval and Novopharm intends to contest the authorization of both as class actions. In addition, Novopharm has been advised by counsel that it has meritorious defenses and intends to defend these cases vigorously. No provision for this matter has been included in the accounts.

18)	In May 2003, Teva USA accepted service in U.S. ex rel. King v. Alcon Laboratories, Inc., et al., a qui tam action, filed in U.S. District Court for the Northern District of Texas, against 28 pharmaceutical companies, comprising a substantial portion of the U.S. pharmaceutical industry. The complaint, brought by an individual on behalf of the United States pursuant to provisions of the federal False Claims Act, alleges that defendant pharmaceutical companies defrauded the United States government by selling products to the United States and its instrumentalities that were not manufactured in full compliance with FDA Current Good Manufacturing Practices, and were therefore adulterated within the meaning of the Food and Drug Act. The complaint seeks the recovery of $ 30 billion collectively from defendants. The United States Department of Justice has twice declined to intervene in the lawsuit to pursue the claims directly on behalf of the United States. Teva USA and the other defendants’ motion to dismiss the complaint was denied on February 24, 2004, on the ground that the motion was moot in view of the filing of a further amended complaint. Teva USA plans to refile its motion to dismiss against the newly filed amended complaint. Teva believes that the action against it is without merit and will defend the action vigorously. No provision for this matter has been included in the accounts.

19)	On September 25, 2003, the Attorney General of the Commonwealth of Massachusetts filed a lawsuit in the U.S. District Court in Boston against thirteen leading manufacturers of generic drugs, including Teva USA. The lawsuit alleges that the defendants failed to comply with Medicaid rules and regulations pertaining to the reporting of prices for pharmaceutical products, resulting in inflated reimbursements to the businesses that provide such products to eligible consumers. On January 29, 2004, Teva USA, along with the other defendants, filed a motion to dismiss the complaint on various grounds. Although this proceeding is in the early stages, based on Teva’s preliminary investigation of this matter, Teva believes that it has meritorious defenses to the charges against it and will defend the action vigorously. No provision for this matter has been included in the accounts.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

20)	On March 1, 2004, a subsidiary of Teva received notification from an affiliate of Biovail that it has initiated an arbitration proceeding in connection with a dispute regarding payments made to Biovail under its 1997 marketing and product development agreement with Teva’s subsidiary. Biovail seeks to recover its share in the $ 98 million that Biovail alleges was improperly deducted by Teva’s subsidiary from product sales commencing in 2000 on which the companies are to share profit. Biovail further seeks to terminate the agreement for what it characterizes as material contractual breaches. The arbitration demand also includes a RICO claim, for which Biovail seeks treble damages, and further requests punitive damages in amounts to be determined. Teva disputes Biovail’s allegations, will vigorousley defend itself against Biovail’s claims and believes that Biovail’s allegations will be found with out merit in the upcoming arbitration proceeding. No provision for this matter has been included in the accounts.

NOTE 9 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

As of December 31, 2003, there were 277.7 million ordinary shares issued and outstanding, (December 31, 2002 - 263.2 million). These shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of ADRs, each of which represents one ordinary share, on the Nasdaq National Market in the United States. In addition, as at December 31, 2003 and 2002, there were 6.3 million outstanding special shares, issued by a subsidiary, that are exchangeable into ordinary shares of the Company at a 1:1 ratio.

In addition to ordinary shares held by subsidiaries of the Company, as disclosed on the face of the balance sheet, the Company issued to a certain subsidiary, a total of 2.8 million ordinary and ordinary “A” shares, which do not confer on their holder voting rights or rights to appoint directors (other rights are identical to those of the ordinary shares) and are not listed for trading.

Subsequent to December 31, 2003, an additional 23.3 million shares were issued in connection with the acquisition of Sicor (see note 2a).

b.	In December 2003, the Company filed a Shelf Registration Statement with the U.S. Securities and Exchange Commission. Under this Shelf Registration Statement, the Company or one or more of its indirect wholly owned subsidiaries may, from time to time, sell ADRs, debt securities and/or any other securities described in the Registration Statement in one or more offerings up to a total dollar amount of $ 2,000 million. Subsequent to December 31, 2003, Teva sold Senior Convertible Debentures in an aggregate amount of $ 1,094 million (see note 7).

c.	In December 2002, the Company distributed a 100% stock dividend to all holders of ordinary shares. All shares, option and convertible senior debenture information in these consolidated financial statements has been retroactively restated to reflect the effect of this distribution as if it had occurred at the beginning of the earliest period presented.

d.	Employee stock option plans:

In 1999, the Company’s Board of Directors approved an option plan for employees of the Group, under which senior employees in Israel, Europe and the United States are to be granted options to purchase up to 4 million ordinary shares of the Company, without consideration. Any option not exercised by the end of the exercise period will expire, unless the exercise period is extended by the Board of Directors. Through December 31, 2003, options to purchase 2.7 million ordinary shares were granted under this plan. The balance of the options may be granted from time to time, as determined by the Compensation Committee and/or by the Board.

In August 2000, the Company’s Board of Directors approved an option plan under which, over five years, employees of the Group will be granted options to purchase up to 13.1 million ordinary shares of the Company, without consideration. Through December 31, 2003, the Board of Directors approved the grant of options to purchase up to 10.6 million ordinary shares, at an exercise price equal to the closing price in NASDAQ or TASE, as applicable, on the day of approval of each grant, of which options to purchase 6.8 million ordinary shares were granted.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

In conection with Teva’s 100 year anniversary celebration, in July 2001, the Company’s Board of Directors approved an option plan, under which options to purchase 1,257,000 ordinary shares of the Company were granted, at no consideration, to substantially all employees who were in the employ of the Group prior to September 1, 2000. Each such employee was granted options to purchase 200 ordinary shares without consideration, at an exercise price of $ 27.77 (85% of the market value of the Company’s ADR on date of grant). Certain other employees were granted options under the same plan, at no consideration, to purchase 170,000 ordinary shares of the Company, at an exercise price of $ 29.60. The Company accounts for this stock option plan as a non-compensatory plan in accordance with the provisions of APB 25.

On September 4, 2001, the Board of Directors resolved to grant to the former Chief Executive Officer and President of the Company, at no consideration, options to purchase 150,000 ordinary shares at the exercise price of $ 35.11. On February 14, 2002, the Board of Directors resolved to grant, at no consideration, the following options, each exercisable in purchase of one ordinary share: (i) to the former Chief Executive Officer and President of the Company, options to purchase 1,400,000 ordinary shares, at an exercise price of $ 27.81, which was determined based on the price of the Company’s share on the date the grant was approved by the shareholders’ meeting; (ii) to the Chief Executive Officer and President of the Company, at no consideration, options to purchase 600,000 ordinary shares at the exercise price of $ 30.21; and (iii) to each of the former chairman of the Board of Directors and the chairman of its Executive Committee at that time, options to purchase 60,000 ordinary shares, at an exercise price of $ 27.81.

In March 2003, the Company’s Board of Directors approved an option plan under which senior employees of Teva are to be granted options to purchase up to 4.5 million ordinary shares of the Company without consideration. Through December 31, 2003, options to purchase 3.5 million ordinary shares were granted, including options granted to the Chief Executive Officer and President of the Company to purchase 150,000 ordinary shares of the Company at the exercise price of $ 40.40.

The grant of options to Israeli employees under the plans described above is to be subject to the terms stipulated by the Israeli Income Tax Ordinance (the “Ordinance”). Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

The vesting period of the options granted is generally 2 to 5 years from the date of grant and the rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the Company. The exercise period of the options granted is mainly 5 to 8 years from the date of grant.

A summary of the status of the option plans as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof):

	Year ended December 31
	2003		2002		2001
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	16,896,394	24.75	12,708,480	21.70	9,181,006	16.51
Changes during the year:
Granted	3,490,288	43.13	5,085,132	29.15	4,388,160	30.57
Exercised	(1,977,370)	17.82	(809,864)	9.88	(559,758)	10.43
Forfeited	(229,872)	29.92	(87,354)	27.58	(300,928)	15.60

Balance outstanding at end of year	18,179,440	28.68	16,896,394	24.75	12,708,480	21.70

Balance exercisable at end of year	5,865,518	20.50	3,721,748	15.31	2,112,668	10.43

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

The weighted average fair value of options granted during the year, estimated by using the Black & Scholes option-pricing model, was $ 19.3, $ 13.08 and $ 16.72 for the years ended December 31, 2003, 2002 and 2001, respectively. The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2003 - 0.7%, 2002 - 0.6% and 2001 - 0.5%; expected volatility of: 2003 - 40%, 2002 - 33% and 2001 - 36%; risk-free interest rates (in dollar terms) of: 2003 - 3%, 2002 - 4% and 2001 - 5%; and expected lives of: 2003 - 4.4 years, 2002 - 4.9 years and 2001 - 5.2 years.

The exercise price of options granted to employees is, generally, equal to the market price of the Company’s ADR at the time of grant. In the years ended December 31, 2003, 2002 and 2001, 3,490,288, 5,085,132 and 3,030,960 such options were granted with aggregate fair values of $ 67.4 million, $ 66.5 million and $ 45.4 million, respectively.

In 2001, 1,357,200 options were granted at prices below the market price of the Company’s ADR at the time of grant. The fair value of such options was $ 26.9 million.

The following table summarizes information about options outstanding at December 31, 2003:

Number of ordinary shares issuable upon exercise of options outstanding				Number of ordinary shares issuable upon exercise of options vested
Range of exercise prices	Balance at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Balance at December 31, 2003	Weighted average exercise price
		Years	$		$
$ 9.20 -$ 13.8	3,591,175	2.32	11.05	2,674,937	10.77
$ 19.70 -$ 28.75	4,559,815	5.49	27.75	2,321,181	27.79
$ 29.00 -$ 30.50	2,749,800	5.37	30.16	719,400	30.10
$ 31.00 -$ 36.50	3,846,414	2.72	32.28	150,000	35.11
$ 40.00 -$ 42.00	2,289,000	6.23	40.40
$ 48.00 -$ 56.70	1,143,236	6.39	48.70

$ 9.20 -$ 56.70	18,179,440	4.41	28.68	5,865,518	20.50

e.	Retained earnings:

1)	Retained earnings available for distribution as cash dividends at December 31, 2003, includes amounts, the distribution of which would attract tax of approximately $ 115 million (see note 10a).

2)	Dividends are declared and paid in Israeli currency (“NIS”). Dividends paid per ADR in the years ended December 31, 2003, 2002 and 2001 were $ 0.29, $ 0.18 and $ 0.13, respectively. Subsequent to December 31, 2003, the Company declared an additional dividend of 0.45 NIS per ADR ($0.10 per ADR as of date of declaration) in respect of the fourth quarter of 2003.

NOTE 10 - INCOME TAXES:

a.	The Company and its Israeli subsidiaries:

Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “law”)

Expansion projects of the Company and several of its Israeli subsidiaries have been granted “approved enterprise” status under the law. Income derived from these enterprises during a period of 10 years from the year in which these enterprises first realize taxable income, provided the maximum benefit period as determined by the law has not elapsed, is entitled to certain tax benefits - including a tax exemption for distributed profits for an initial period of 2 to 10 years, having regard to the benefit route the company had chosen and the area in which the enterprises are located, and a reduced corporate tax rate for the remainder of the period. Since the Company is over 49% non-Israeli-owned, the applicable tax rate would be 20%.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - INCOME TAXES (continued):

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

For certain other expansion projects, the Company and certain Israeli subsidiaries elected to apply for alternative tax benefits - waiver of grants in return for tax exemption (the “alternative tax benefits route”).

The periods of tax benefits in respect of approved enterprises entitled to the said benefits commenced in 1995 - 2003. Final approvals in respect of certain expansion programs have not yet been received. In the event of the distribution of dividends from the said tax-exempt income (either under the government grants route or under the alternative tax benefits route), the amount distributed will be subject to a 20% tax (see also note 1i).

The law also allows accelerated depreciation on buildings, machinery and equipment used by the “approved enterprise” during five tax years commencing in the first year of operation of each asset.

The entitlement to the above benefits is conditional upon the companies’ fulfilling the conditions stipulated by the law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund any amount of the benefit received, in whole or in part, with the addition of interest and linked to the Israeli consumer price index (the “Israeli CPI”).

Measurement of results for tax purposes

Results for tax purposes are measured on a real basis - adjusted for the increase in the Israeli CPI. As explained in note 1a, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

Paragraph 9 (f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remesured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - INCOME TAXES (continued):

Recent Israeli Tax Reform Legislation

In July 2002, the Israeli parliament approved a law introducing extensive changes to Israel’s tax law generally effective January 1, 2003 (the “Tax Reform Legislation”). Among the key provisions of the tax Reform Legislation as applicable to Teva are: (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their country of residence.

c.	Deferred income taxes:

	December 31
	2003	2002
	(U.S. $ in millions)
Short-term deferred tax assets - net:
Inventory related	$15.5	$1.4
Sales allowance reserve	7.7	0.4
Provisions for employee related obligations	7.6	3.0
Unrealized profit from intercompany sales	51.9	33.6
Loss carryforward	1.7	2.9
Other	4.7	3.7

	89.1	45.0
Valuation allowance - in respect of carryforward losses and deductions that may not be utilized	(10.6)

	78.5	45.0

Long-term deferred tax assets (liabilities) - net:
Property, plant and equipment and intangible assets	(48.2)	(51.1)
Provisions for employee related obligations	4.1	1.6
Carryforward losses and deductions*	140.1	121.7
Other	(4.0)	1.0

	92.0	73.2
Valuation allowance - in respect of carryforward losses and deductions that may not be utilized	(70.5)	(65.1)

	21.5	8.1

	$100.0	$53.1

*	This amount represents the tax effect of carryforward losses and deductions and expires as follows: 2005-2006 - $ 25.5 million; 2007-2012 - $ 24.9 million. The remaining balance - $ 89.7 million can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheets among:

	December 31
	2003	2002
	(U.S. $ in millions)
Current assets	$80.2	$48.2
Current liabilities	(1.7)	(3.2)
Investments and other assets	56.1	51.8
Long-term liabilities	(34.6)	(43.7)

	$100.0	$53.1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - INCOME TAXES (continued):

d.	Income before income taxes is composed of the following:

	Year ended December 31
	2003	2002	2001
	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$432.8	$282.0	$205.5
Non-Israeli subsidiaries	439.6	217.4	134.8

	$872.4	$499.4	$340.3

e.	The provision for income taxes included the following components:

	Year ended December 31
	2003	2002	2001
	(U.S. $ in millions)
Current:
In Israel	$88.2	$65.2	$37.8
Outside Israel	121.9	51.3	26.7

	210.1	116.5	64.5

Deferred:
In Israel	(11.3)	(19.3)	(1.9)
Outside Israel	(17.3)	(12.4)	1.0

	(28.6)	(31.7)	(0.9)

	$181.5	$84.8	$63.6

A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rate applicable to income of companies in Israel (36%) and the actual tax expense, is as follows:

	Year ended December 31
	2003	2002	2001
	(U.S. $ in millions)
Income before taxes on income, per consolidated statements of income	$872.4	$499.4	$340.3

Theoretical tax expense	$314.1	$179.8	$122.5
Decrease in tax arising from different statutory tax rates applicable to non-Israeli subsidiaries	(50.9)	(30.1)	(27.0)

	263.2	149.7	95.5
Tax benefits arising from reduced tax rates under benefit programs	(109.1)	(81.5)	(53.0)

	154.1	68.2	42.5
Increase (decrease) in taxes resulting from permanent differences:
Tax exempt income	(1.0)	(1.9)	(3.5)
Disallowable deductions	9.7	4.1	13.5
Difference between income reported for tax purposes and income for financial reporting purposes - net	(5.0)	7.5	(1.7)
Other - net	23.7	6.9	12.8

Income taxes in the consolidated statements of income	$181.5	$84.8	$63.6

f.	Tax assessments:

The Company has received final tax assessments through tax year 1997. Tax assessments filed by the Company for the tax years 1998 and 1999 are considered to be final. The subsidiaries have received final tax assessments through tax years 1991-2002.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION:

a.	Inventories:

	December 31
	2003	2002
	(U.S. $ in millions)
Raw and packaging materials	$308.8	$210.8
Products in process	149.6	133.4
Finished products	445.6	370.4
Purchased products	86.4	60.1

	990.4	774.7
Materials in transit and payments on account	14.2	6.4

	$1,004.6	$781.1

b.	Marketable securities:

1)	Held-to-maturity securities:

At December 31, 2003 and 2002 the amortized cost basis, aggregate fair value and unrealized holding gains by major types of debt security were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains
	(U.S. $ in millions)
December 31, 2003:
Government	$347.5	$348.2	$0.7
Corporate	75.9	77.4	1.5

	$423.4	$425.6	$2.2

December 31, 2002:
Government	$479.9	$480.6	$0.7
Corporate	229.9	233.7	3.8

	$709.8	$714.3	$4.5

2)	Available-for-sale securities:

At December 31, 2003 and 2002 the fair market value, cost and gross unrealized holding gains (losses) of such securities were as follows:

	Fair market value	Cost	Gross unrealized holding gains (losses)
	(U.S. $ in millions)
December 31, 2003
Debt securities	$408.6	$409.6	$(1.0)
Equity securities	30.4	*22.6	7.8

	$439.0	$432.2	$6.8

December 31, 2002
Debt securities	$13.8	$13.3	$0.5
Equity securities	8.7	18.2	(9.5)

	$22.5	$31.5	$(9.0)

*	Including an amount of $ 2.1 million, invested in an entity which is controlled by a related party.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

In 2002, it was determined that the impairment in value of one of the investments was other than temporary. Consequently, the accumulated unrealized loss in the amount of $ 3.4 million relating to such investment was charged to financial expenses.

3)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2003	2002
	(U.S. $ in millions)
Among current assets:
Cash and Cash equivalents	$299.8	$371.5
Short-term investments:
Held-to-maturity securities	20.8	223.9
Available-for-sale securities	301.3

	621.9	595.4

Among investments and other assets:
Held-to-maturity securities*	102.8	114.4
Available-for-sale securities	137.7	22.5

	240.5	136.9

	$862.4	$732.3

* Mature as follows:
2005	$39.8
2006	6.2
2007	16.2
2008	0.8
2009 and thereafter	39.8

	$102.8

c.	Short-term credit:

Short-term credit was obtained mainly from banks at a weighted average interest rate of 3.45%.

As of December 31, 2003, the Group had $ 372.8 million available under unused lines of credit.

d.	Accounts payable and accruals:

	December 31
	2003	2002
	(U.S. $ in millions)
Trade accounts payable	$273.0	$251.5
Sales reserves and allowances	251.3	172.6
Income taxes payable	179.8	141.0
Employees and employee related obligations	86.5	63.7
Other	260.1	156.9

	$1,050.7	$785.7

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

e.	Financial instruments and risks management:

1)	Foreign exchange risk management

The Group enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge cash flows (mainly in dollars) resulting from existing assets and liabilities as well as anticipated transactions for the next twelve months which are probable, in currencies other than the functional currency. In addition, the Group takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following currencies: European (mainly - the Euro and Hungarian Forint), Israeli (NIS) and Canadian Dollars (CAD $). The writing of options is part of a comprehensive currency hedging strategy. Except for several transactions in respect of forecasted sales, which were designated as hedging instruments and which qualify as cash-flow hedge, as described in note 1p, these transactions do not qualify for hedge accounting under FAS 133.

The notional amounts of foreign currency derivatives are as follows:

	December 31
	2003	2002
	(U.S. $ in millions)
Currency options purchased for conversion of:
EURO into Dollars	72.0	38.0
NIS into Dollars	20.0	15.0
CAD $ into Dollars	45.0	8.0
Great Britain Pounds (GBP) into Dollars	5.0	—
Hungarian Forints (HUF) into Dollars	—	22.0
HUF into EUR	—	9.0
HUF into GBP	—	1.6
Currency options written for conversion of:
EURO into Dollars	83.0	37.0
NIS into Dollars	30.0	30.0
CAD $ into dollars	53.0	8.0
GBP into Dollars	5.0	—
HUF into dollars	—	22.0
HUF into EUR	—	9.0
HUF into GBP	—	1.6
Forward exchange contracts for conversion of:
Dollars into HUF	136.7	120.2
GBP into HUF	51.5	10.2
EURO into HUF	95.4	28.9
CAD $ into HUF	0.5	1.3
NIS into Dollars	—	5.0
CAD into Dollars	3.0	2.0
GBP into Dollars	5.0	—
Forward exchange contracts (qualify as cash flow hedge) for conversion of:
Dollars into HUF	15.0	—
GBP into HUF	2.7	—
EURO into HUF	1.9	—

These transactions are for periods of less than one year. As the counter parties to the derivatives are major banks, the Company considers the inherent credit risks to be remote.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

2)	Interest rate swaps:

During 2002, the Company entered into two interest rate swap agreements with respect to a portion of the debentures issued in a private placement during 1998 (see note 6a).

In March 2002, the Company entered into a 6.5 year $ 75 million notional amount interest rate swap agreement, the effect of which is that, for the applicable notional amount, the Company pays interest at the rate of LIBOR + 0.65% (1.87% and 2.1% at December 31, 2003 and 2002, respectively) and receives interest at the rate of 6.9%. In September 2002, the Company entered into a 6 year $ 45 million notional amount interest rate swap agreement, the effect of which is that, for the applicable notional amount, the Company pays interest at the rate of 4.5% and receives interest at the rate of LIBOR + 0.65%.

While the cash flows of interest payable and receivable under the two interest rate swap transactions are to take place on the same dates through the remaining life of these transactions, under FAS 133, only the first interest rate swap transaction qualifies for hedge accounting and accounted for as such, as more fully explained in note 6a.

3)	Fair value of financial instruments:

The financial instruments of the Group consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term liabilities, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables of the Group is usually identical or close to their carrying value. The fair value of long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the Convertible Senior Debentures and long-term debentures, based on quoted market values and prevailing market rates, amounted to $ 1,235.3 million at December 31, 2003 (December 31, 2002—$ 1,584 million).

The fair values and the carrying amounts of derivatives are assets of $ 24.5 million and liabilities of $ 7.4 million at December 31, 2003, and assets of $ 26.6 million at December 31, 2002. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

f.	Information on operating segments:

Operating segments:

1)	General:

The Group’s reportable segments are strategic businesses differentiated by the nature of their products and customers. The segments are managed separately due to the differences in production technologies and marketing methods and can be described as follows:

Pharmaceutical segment -	Development, production, marketing and distribution of medicines in various dosages and forms, in most areas of medicinal treatment and disposable hospital supplies.

Active Pharmaceutical Ingredients (“A.P.I.”) segment -	Development, production, marketing and distribution of A.P.I. for the pharmaceutical industry including the Group’s pharmaceutical segment.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

2)	Information on revenues and assets of the reportable operating segments:

a)	Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

Segment profits reflect the income from operations of the segment and do not include net financial income or expense, minority interest, income tax expenses and share in profits (losses) of associated companies, since those items are not allocated to the segments.

Sales of the A.P.I. segment to the pharmaceutical segment are recorded at the market prices of sales of similar products to non-related customers.

b)	Financial data relating to reportable operating segments:

	Pharmaceuticals	A.P.I.	Other	Total
	(U.S. $ in millions)
Year ended December 31, 2003:
Net sales*:
To unaffiliated customers	$2,885.1	$371.5	$19.8	$3,276.4
Intersegment	0.1	282.6	0.9	283.6

T o t a l net sales	$2,885.2	$654.1	$20.7	$3,560

Operating income**	$692.4	$245.0	$0.5	$937.9

Assets (at end of year)	$2,582.9	$574.3	$28.0	$3,185.2

Goodwill (at end of year)	$621.7	$25.8	—	$647.5

Expenditures for segment assets	$133.6	$69.1	$0.5	$203.2

Depreciation and amortization	$94.5	$30.2	$2.6	$127.3

Year ended December 31, 2002:
Net sales*:
To unaffiliated customers	$2,240.2	$259.3	$19.1	$2,518.6
Intersegment	0.2	205.5	0.9	206.6

T o t a l net sales	$2,240.4	$464.8	$20.0	$2,725.2

Operating income	$426.5	$194.4	$1.6	$622.5

Assets (at end of year)	$1,986.4	$497.2	$28.4	$2,512.0

Goodwill (at end of year)	$534.6	$25.7	—	$560.3

Expenditures for segment assets	$98.5	$50.5	$5.0	$154.0

Depreciation and amortization	$69.3	$26.4	$1.9	$97.6

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

	Pharmaceuticals	A.P.I.	Other	Total
	(U.S. $ in millions)
Year ended December 31, 2001:
Net sales*:
To unaffiliated customers	$1,838.0	$219.2	$20.2	$2,077.4
Intersegment	0.2	150.1	1.0	151.3

T o t a l net sales	$1,838.2	$369.3	$21.2	$2,228.7

Operating income**	$281.7	$130.9	$1.5	$414.1

Assets (at end of year)	$1,481.4	$352.7	$24.4	$1,858.5

Goodwill (at end of year)	$459.2	$6.9	—	$466.1

Expenditures for segment assets	$75.8	$30.2	$1.4	$107.4

Depreciation and amortization	$78.2	$23.5	$0.7	$102.4

*	Sales of one product were approximately 10% of total net sales to unaffiliated customers for all reported years. With respect to sales to major costumers, see note 1o.
**	Operating income for the year ended December 31, 2003 of the pharmaceutical and API segments, include an amount of $ 100 million income from GSK litigation settlement, and $ 7.4 million restructuring expenses, respectively. Operating income for the year ended December 31, 2001 of the pharmaceutical and other segments, include restructuring expenses in the amount of $ 15.2 million and $ 0.5 million, respectively.

c)	Following is a reconciliation of the net sales, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2003	2002	2001
	(U.S. $ in millions)
Net sales:
Total sales of reportable segments	$3,539.3	$2,705.2	$2,207.5
Other sales	20.7	20.0	21.2
Elimination of intersegment sales	(283.6)	(206.6)	(151.3)

Total consolidated net sales	$3,276.4	$2,518.6	$2,077.4

Operating income:
Total operating income of reportable segments	$937.4	$620.9	$412.6
Other	0.5	1.6	1.5
Amounts not allocated to segments:
Profits not yet realized	(6.1)	(48.5)	(7.6)
General and administrative expenses	(48.1)	(39.8)	(38.8)
Other expenses	(6.3)	(10.2)	(1.4)
Financial expenses - net	(5.0)	(24.6)	(26.0)

Consolidated income before income taxes	$872.4	$499.4	$340.3

Assets (at end of year):
Total assets of reportable segments	$3,157.2	$2,483.6	$1,834.1
Total goodwill of reportable segments	647.5	560.3	466.1
Other assets	28.0	28.4	24.4
Elimination of intersegment balances	(8.9)	(13.7)	(13.4)
Elimination of unrealized income	(76.2)	(50.4)	(3.0)
Assets not allocated to segments:
Current assets	1,680.0	1,264.5	956.5
Investments and other assets	445.1	313.5	141.9
Property, plant and equipment, net	32.8	22.8	36.5
Debt issuance costs	10.4	17.8	17.1

Consolidated assets (at end of year)	$5,915.9	$4,626.8	$3,460.2

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

3)	Geographical information:

Net sales by geographical areas:

	Year ended December 31
	2003	2002	2001
	(U.S. $ in millions)
Israel	$256.9	$231.9	$241.4
United States	1,899.0	1,473.1	1,129.6
Europe	860.7	599.7	456.9
Other	259.8	213.9	249.5

	$3,276.4	$2,518.6	$2,077.4

The geographical sales information is classified by the geographical location of the customers.

Property, plant and equipment - by geographical location:

	December 31
	2003	2002
	(U.S. $ in millions)
Israel	$345.9	$311.6
United States	147.5	119.2
Hungary	126.1	90.7
Europe, excluding Hungary	136.1	114.6
Canada	60.4	36.8
Other	11.4	2.5

	$827.4	$675.4

g.	Restructuring expenses:

The consolidated statements of income for the year ended December 31, 2003 and 2001 include restructuring expenses in a total amount of $ 7.4 and $ 15.7 million, respectively. In 2003, the Company resolved to close one of its API plants in Israel and transfer the production of this plant to another location. As a result, the Company recorded an impairment charges relating to property, plant and equipment in the amount of $ 7.4 million. Restructuring expenses in the year ended December 31, 2001 included an impairment charge of $ 9.7 million relating to property, plant and equipment. The remaining balance relates mainly to the closure of plants of the Group and the moving of pharmaceutical production lines between locations, according to exit plans, which commenced in the fourth quarter of 2001. As a result of the structural changes, the Group has terminated the employment of 188 employees (mainly management, production and sales personnel), at a total cost of $ 2.0 million. Other restructuring expenses paid through December 31, 2003 amounted to $ 2.8 million.

h.	Financial expenses - net:

	Year ended December 31
	2003	2002	2001
	(U.S. $ in millions)
Interest expense	$45.2	$54.5	$46.9
Interest income	(22.9)	(17.8)	(20.7)
Exchange differences loss (gain)	(11.8)	22.8	5.4
Income from derivative financial instruments	(4.0)	(35.4)	(4.0)
Loss (income) from securities	(1.5)	0.5	(1.6)

	$5.0	$24.6	$26.0

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

i.	Earnings per ADR:

The net income and the weighted average number of ADRs used in computation of basic and diluted earnings per ADR for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year ended December 31
	2003	2002	2001
	(U.S. $ In millions)
Net income	$691.0	$410.3	$278.2
Interest expense on Convertible Senior Debentures, and issuance costs, net of tax benefit	13.5	16.4	8.4

Net income used for the computation of diluted earnings per ADR	$704.5	$426.7	$286.6

Weighted average number of ADRs used in the computation of basic earnings per ADR	268.4	264.5	264.5
Add:
Additional shares from the assumed exercise of employee stock options	7.1	3.5	3.6
Weighted average number of additional shares issued upon the assumed conversion of Convertible Senior Debentures	19.5	12.8	12.8

Weighted average number of ADRs used in the computation of diluted earnings per ADR	295.0	280.8	280.9

For the sake of clarity, the following table details the number of ordinary shares and special shares less ordinary shares held by subsidiaries as of each balance sheet date.

	December 31
	2003	2002	2001
	(Number of shares, in millions)
Ordinary shares - issued and outstanding	277.7	263.2	256.2
Special shares - see note 9a	6.3	6.3	12.8

	284.0	269.5	269.0
Ordinary shares, held by subsidiaries	(4.3)	(4.6)	(4.5)

	279.7	264.9	264.5

Report of Independent Accountants on

Financial Statement Schedule

To the Board of Directors of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements referred to in our report dated February 16, 2004 (except for notes 8b(9), 8b(18) and 8b(20), as to which the date is March 4, 2004) appearing in the 2003 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II - Valuation and Qualifying Accounts - listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 16, 2004	Certified Public Accountants (Isr.)

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2003

(U.S. $ In millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2003	$21.2	$2.4	$0.6	$(0.5)	$23.7

Year ended December 31, 2002	$11.4	$7.4	$4.2	$(1.8)	$21.2

Year ended December 31, 2001	$7.3	$11.7	$0.1	$(7.7)	$11.4

Allowance in respect of carryforward tax losses:
Year ended December 31, 2003	$65.1	$2.9	$13.5	$(0.4)	$81.1

Year ended December 31, 2002	$33.0	$9.6	$23.9	$(1.4)	$65.1

Year ended December 31, 2001	$39.5	$(4.6)	$(1.9)		$33.0

S-2