Form 20-F
period 2004-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2005-03-17
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

626,867,703 Ordinary Shares	446,708,715 American Depositary Shares

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

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and $ are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli Shekels.

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

This report contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so-called “authorized generics”) or seek to delay the introduction of generic products, regulatory changes that may prevent us from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic version of Neurontin®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMEA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to product liability claims, our dependence on patent and other protections for innovative products, the fact that we have significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the U.S. Securities and Exchange Commission (“SEC”).

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

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

The Israeli Securities Law allows Israeli companies, such as Teva, whose securities are listed both on the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including NASDAQ), to report exclusively under SEC rules and accounting principles generally accepted in the United States (“US GAAP”). All financial statements included in this report and all financial information released in Israel are presented solely under US GAAP.

The following selected financial data for each of the years in the three-year period ended December 31, 2004 and at December 31, 2004 and 2003 are derived from Teva’s audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with US GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2001 and at December 31, 2002, 2001 and 2000 are derived from other audited financial statements not appearing in this report, which have been prepared in accordance with US GAAP.

The selected financial data should be read in conjunction with the financial statements, related notes and other financial information included in this report.

The currency of the primary economic environment in which the operations of Teva and its subsidiaries in Israel and in the United States are conducted is the U.S. dollar. The functional currency of Teva’s other subsidiaries (principally operating in Europe and Canada) is their respective local currency.

Operating Data

	For the year ended December 31
	2004	2003	2002	2001	2000
	U.S. dollars in millions (except per ADR amounts)
Net sales	4,798.9	3,276.4	2,518.6	2,077.4	1,749.9
Cost of sales	2,559.6	1,757.5	1,423.2	1,230.1	1,058.0

Gross profit	2,239.3	1,518.9	1,095.4	847.3	691.9
Research and development expenses:
Total expenses	356.1	243.4	192.6	168.6	132.3
Less participations and grants	17.7	29.9	27.6	61.4	27.7

Research and development – net	338.4	213.5	165.0	107.2	104.6
Selling, general and administrative expenses	696.5	520.6	406.4	358.1	301.0
Acquisition of in-process research and development	596.6				35.7
Income from GSK litigation settlement		100.0
Impairment of product rights	30.0
Restructuring expenses		7.4		15.7

Operating income	577.8	877.4	524.0	366.3	250.6
Financial income (expenses) – net	25.9	(5.0)	(24.6)	(26.0)	(42.2)

Income before income taxes	603.7	872.4	499.4	340.3	208.4
Income taxes	267.2	181.5	84.8	63.6	59.6

	336.5	690.9	414.6	276.7	148.8
Share in profits (losses) of associated companies - net	(1.2)	1.5	(2.7)	0.8	0.4
Minority interests in (profits) losses of subsidiaries – net	(3.5)	(1.4)	(1.6)	0.7	(0.8)

Net income	331.8	691.0	410.3	278.2	148.4

Earnings per ADR(1) (2) - Basic ($)	0.54	1.29	0.78	0.53	0.29

- Diluted ($)	0.50	1.16	0.74	0.51	0.29

Weighted average number of ADRs (in millions) - Basic	612.7	536.8	529.0	528.9	515.8

- Diluted	688.0	608.8	580.9	567.8	527.4

Before one-time items(3)
Operating income	1,204.4	784.8	524.0	382.0	286.3
Net income	964.6	617.8	410.3	287.9	184.1
Earnings per ADR(1) - Basic ($)	1.57	1.15	0.78	0.55	0.36
Earnings per ADR(1) (2) - Diluted ($)	1.42	1.04	0.74	0.53	0.36

(1)	Historical figures have been adjusted to reflect the two for one stock splits effected in June 2004, December 2002 and February 2000. Each ADR represents one ordinary share.
(2)	Diluted EPS for the years 2003, 2002 and 2001 has been restated to reflect the potential dilution of convertible senior debentures, pursuant to the adoption of EITF No. 04-8, which requires that the shares issuable upon conversion of such debentures be included in the computation of diluted EPS, regardless of the contingent features included in the instrument.
(3)	See the reconciliation on the following page.

Teva believes that excluding the following one-time items, which primarily relate to purchase accounting adjustments in connection with the Sicor acquisition (mainly in-process R&D) and to certain product rights acquired as part of a litigation settlement, from its results of operations represents a better indicator of the underlying trends in its business. The results, after these exclusions and inclusions, are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s annual work plans and budgets, and ultimately to evaluate the performance of management.

	For the year ended December 31
	2004	2003	2002	2001	2000
	(U.S. dollars in millions)
Total income before taxes as reported *	599.0	872.5	495.1	341.8	208.0
Deduct gain:
Income from GSK litigation settlement		100.0
Add back charges:
Sicor purchase accounting adjustments:
In-process R&D	583.6
Acquired inventory step up	13.9
Acquisition of in-process R&D	13.0				35.7
Impairment of product rights	30.0
Restructuring expenses		7.4		15.7
Total normalized income before taxes	1,239.5	779.9	495.1	357.5	243.7
Taxes on normalized income	274.9	162.1	84.8	69.6	59.6
Net normalized income	964.6	617.8	410.3	287.9	184.1
Net income as reported	331.8	691.0	410.3	278.2	148.4

*	Includes share of profits (losses) of associated companies-net and minority interest in losses (profits) of subsidiaries-net.

Balance Sheet Data

	As at December 31
	2004	2003	2002	2001	2000
	U.S. dollars in millions
Working capital	1,997.6	2,021.5	1,377.2	1,439.8	825.1
Total assets	9,632.0	5,915.9	4,626.8	3,460.2	2,855.6
Short-term credit, including current maturities:
Convertible senior debentures (short-term)	—	352.5	562.4	—	—
Other	560.4	291.7	176.1	206.5	341.5
Total short-term debt	560.4	644.2	738.5	206.5	341.5
Long-term debt, net of current maturities:
Convertible senior debentures	1,513.4	449.9	810.0	912.0	550.0
Other	215.0	365.5	351.4	334.9	263.9
Total long-term debt	1,728.4	815.4	1,161.4	1,246.9	813.9
Minority interests	10.9	6.7	4.9	2.2	1.6
Shareholders’ equity	5,388.9	3,289.4	1,829.4	1,380.7	1,151.3

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

Dividends paid by an Israeli company to shareholders residing outside Israel are currently subject to withholding of Israeli income tax at a rate of up to 25%. In Teva’s case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the dividend and, accordingly, the applicable rate will change from time to time. The rate of tax withheld on the dividend declared for the fourth quarter of 2004 was 18.5%.

The following table sets forth the amounts of the dividends paid in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per ADR). All the figures have been adjusted to reflect the 2:1 stock splits effected in June 2004, December 2002 and February 2000. Actual dividends paid in U.S. dollars are subject to some deviation reflecting exchange rate fluctuations between the NIS (the currency in which dividends are declared) and the U.S. dollar between the declaration date and the date of actual payment.

	2004	2003	2002	2001	2000
1st interim	5.0	3.7	2.2	1.7	1.4
2nd interim	5.0	3.7	2.3	1.6	1.4
3rd interim	5.0	3.7	2.3	1.6	1.4
4th interim	6.9	5.0	3.5	2.4	1.7

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Form 20-F and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including due to the risks described below and elsewhere in this Form 20-F. See “Forward-Looking Statements” on page 3.

Our success depends on our ability to successfully develop and commercialize pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic and innovative branded pharmaceutical products. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Delays in any part of the process or our inability to obtain regulatory approval of our products (including the products filed by Andrx Corporation, IMPAX Laboratories Inc. and Biovail Corporation, for which we have exclusive marketing rights) could adversely affect our operating results by restricting or delaying our introduction of new products. The continuous introduction of new generic products is critical to our business.

Our revenues and profits from any particular generic pharmaceutical products decline as our competitors introduce their own generic equivalents.

Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity provided under the Hatch-Waxman Act, our sales, profit and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product or the launch of an authorized generic. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals. Our overall profitability depends, among other things, on our ability to continuously and timely introduce new products.

Our generic pharmaceutical products face intense competition from brand-name companies that sell or license their own generic products or seek to delay the introduction of generic products.

Brand-name pharmaceutical companies have taken aggressive steps to thwart competition from generic companies. In particular, brand-name companies continue to sell or license their products directly or through licensing arrangements or strategic alliances with generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market. Brand-name manufacturers do not face any other significant barriers to entry into such market. In addition, such companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as

•	filing new patents on drugs whose original patent protection is about to expire;

•	filing an increasing number of patents that are more complex and costly to challenge;

•	filing suits for patent infringement that automatically delay FDA approval;

•	developing patented controlled-release or other “next-generation” products, which often reduces demand for the generic version of the existing product for which we are seeking approval;

•	changing product claims and product labeling; or

•	developing and marketing as over-the-counter products those branded products which are about to face generic competition.

These strategies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether.

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

The Medicare Prescription Drug Act provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by the commercial marketing of the product. However, the Medicare Act also contains forfeiture provisions which, if met, will deprive the first Paragraph IV filer of exclusivity. As a result, under certain circumstances, we may not be able to exploit our 180-day exclusivity period since it may be forfeited prior to our being able to market the product.

In addition, legal and administrative battles over triggering dates and shared exclusivities may also prevent us from fully utilizing the exclusivity periods.

If we elect to sell a generic product prior to any court decision or prior to the completion of all appellate level patent litigation, we could be subject to liabilities for damages.

At times we or our partners seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we face significant patent litigation. Depending upon a complex analysis of a variety of legal and commercial factors, we may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in this manner, we could face substantial liability for patent infringement if the final court decision is adverse to us. For example, in 2004 we launched oxycodone and generic versions of Neurontin® tablets and capsules despite the fact that litigation with the branded companies was still pending. Our ability to introduce new products may depend on our ability to successfully challenge patent rights held by branded companies.

Our sales of Copaxone® could be adversely affected by competition.

Copaxone® is our leading innovative product, from which we derive substantial revenues and profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as a leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing products, such as Avonex®, Betaseron® and Rebif®. We may also face competition from additional products in development. In addition, the exclusivity protections afforded us in the United States through orphan drug status for Copaxone® expired on December 20, 2003. If our patents on Copaxone® are successfully challenged, we may also face generic competition for this product.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive pharmaceutical industry regulations in the United States, Canada, the European Union, and its member states including England, Hungary, The Netherlands, France and Italy, in Israel and in other jurisdictions. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products. We are also subject to various environmental laws and regulations in the jurisdictions where we have operations.

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

Data exclusivity provisions exist in many countries worldwide, including in the European Union, where they were recently extended, although their application is not uniform. Similar provisions may be adopted by additional countries, including Israel, where legislation has been proposed. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after the patent protection has expired.

We may not be able to successfully identify, consummate and integrate future acquisitions.

In the past, we have grown, in part, through a number of significant acquisitions, including our recent acquisition of Sicor Inc. We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical and active pharmaceutical ingredients businesses and seek to integrate them into our own operations. Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

•	We compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability or increased prices for suitable acquisition candidates.

•	We may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in any countries in which we may seek to consummate potential acquisitions.

•	We may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company.

•	We may fail to successfully integrate our acquisitions in accordance with our business strategy.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

•	We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we may acquire and, if we cannot retain such personnel, we may not be able to locate or hire new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

As a pharmaceutical company, we are susceptible to product liability claims that may not be covered by insurance, including potential claims relating to products that we previously sold or currently sell and that are not covered by insurance.

Our business inherently exposes us to claims relating to the use of our products. We sell, and will continue to sell, pharmaceutical products for which product liability insurance coverage is not available, and accordingly, we may be subject to claims that are not covered by insurance as well as claims that exceed our policy limits. Additional products for which we currently have coverage may be excluded in the future. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, we may not be able to obtain the type and amount of coverage we desire. Because of the nature of these claims, we are generally not permitted under US GAAP to establish reserves in our accounts for such contingencies.

Reforms in the health care industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for health care have been the subject of considerable public attention in Israel, North America and many European countries. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which we currently operate, including Israel, pharmaceutical prices are subject to regulation. In the United States, numerous proposals that would effect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs. Similar activities are taking place throughout Europe and Israel. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.

The success of our innovative products depends on the effectiveness of our patents and other measures we take to protect our intellectual property rights.

Our success with our innovative products depends, in part, on our ability to protect our current and future innovative products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have been issued patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

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

We have significant international operations, including in Israel, which may be adversely affected by acts of terrorism, major hostilities or adverse legislation or litigation.

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

We may be subject to legislation in Israel, primarily relating to the protection of patents and data exclusivity provisions, that would prevent us from exporting Israeli-manufactured products in a timely fashion. Additionally, the existence of third party patents in Israel, with the attendant risk of litigation, may cause Teva to move production outside of Israel or otherwise adversely affect our ability to export certain products from Israel. Although legislation addressing these problems has been proposed, we can not assure you that it will be enacted.

ITEM 4: INFORMATION ON THE COMPANY

Teva Pharmaceutical Industries Limited is a global pharmaceutical company producing drugs in all major treatment categories. Teva is one of the world’s largest generic drug companies and has the leading position in the U.S. generic market. Teva has successfully utilized its production and research capabilities to establish a global pharmaceutical operation focused on supplying the growing demand for generic drugs and on opportunities for proprietary branded products for specific niche categories, with its leading branded drug being Copaxone® for multiple sclerosis. Teva’s active pharmaceutical ingredients (“API”) business provides both significant revenues and profits from sales to third party manufacturers and strategic benefits to Teva’s own pharmaceutical production through its timely delivery of significant raw materials.

Teva’s operations are conducted directly and through subsidiaries in Israel, Europe, North America and several other jurisdictions. During 2004, Teva generated approximately 64% of its sales in North America, 26% in Europe and 10% in the rest of the world, predominantly in Israel. For a breakdown of Teva’s sales by business segment and by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects – Results of Operations – Sales – General.”

Teva was incorporated in Israel on February 13, 1944 and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Its executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267.

2004 Acquisitions. Teva’s significant growth during the past decade is in large part attributable to numerous acquisitions it has made in North America and Europe. In January 2004, Teva completed its acquisition of Sicor Inc., a generic pharmaceutical company based in California, with facilities in Mexico, Italy and Lithuania, for approximately $3.46 billion in cash and Teva shares. This acquisition, Teva’s largest acquisition to date, combined Teva’s oral dose generic drugs franchise with Sicor’s generic injectables business, with Sicor’s API business complementing Teva’s global API offerings. The Sicor acquisition further provided Teva with new capabilities for the development and production of biological products. Integration of Sicor’s businesses into Teva’s operations was substantially completed during 2004. In addition, in December 2004, Teva acquired Dorom S.r.l., one of the largest suppliers of generic pharmaceuticals to the Italian retail market, for approximately $93 million in cash.

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

Global generic pharmaceutical sales have been positively impacted in recent years by the increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalents of brand-name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. Teva believes that these factors, together with demographic trends, including an aging population and a corresponding increase in health care costs, as well as the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market.

Through the coordinated efforts of research and development staff in Israel, Europe and North America, and through alliances with other companies, Teva seeks to constantly expand its range of generic products. Teva’s product development strategy emphasizes not only introducing its generic products upon the patent expiration date of the equivalent brand-name pharmaceutical but also the goal of market introduction at the earliest possible date, which may involve attempting to invalidate or otherwise validly circumvent such patents.

Teva is able to differentiate itself from its competitors in its major markets by offering a range of capabilities that it believes ultimately adds value for its customers and enhances Teva’s business:

•	global research and development facilities that have provided Teva with both the broadest product line and the most extensive generic pipeline in the U.S. and a leading generic pipeline globally;

•	manufacturing facilities inspected by the FDA and other regulatory authorities and located in a variety of countries around the world, which provide Teva with a broad array of production technologies and with the ability to concentrate production to achieve economies of scale; and

•	its own active pharmaceutical ingredient business that offers stability of supply as well as vertical integration efficiencies.

North America

Teva Pharmaceuticals USA, Inc. (“Teva USA”), Teva’s principal subsidiary, is the leading generic drug company in the United States. Teva USA markets approximately 220 generic products representing approximately 600 dosage strengths and packaging sizes, which are distributed and sold in the United States. In addition, through Sicor, Teva USA has the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products, which are principally sold in the United States. Teva believes that a broad line of products has been and will continue to be of strategic significance as the generics industry continues to grow and as it experiences the effects of consolidation among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

Through Novopharm Limited, Teva manufactures and markets generic prescription drugs in Canada. Novopharm is the second largest generic drug company in Canada in terms of prescriptions, with a product portfolio covering approximately 80% of the Canadian generic market sales requirements. Novopharm’s portfolio includes 170 generic products representing over 700 dosage forms and packaging sizes.

Products. Teva USA manufactures or imports all types of generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams and liquids, and through its recent acquisition of Sicor, injectables. During 2004, Teva sold the generic versions of the following branded products in the United States that were not sold during 2003 (listed in the order of their launch during the year): Floxin®, Lotensin®, Wellbutrin™ SR, Buspar®, Zaroxolyn®, Oxycontin® (80 mg.), Ortho Cyclen®-28, Ortho Tri-Cyclen®, Zebeta®, Fludara®, Zyban®, Cipro®, Adenocard®, Glucophage®XR, Brethine®, Paraplatin®, Diflucan®, Prilosec®, Depo-Provera®, Augmentin® ES, Betapace AF®, Rebetol®, Neurontin®, Romazicon®, Pletal®, Ceftin® and Accupril®.

The FDA requires companies to submit abbreviated new drug applications (“ANDAs”) for approval to manufacture and market generic forms of brand-name drugs. During 2004, Teva received in the United States 28 final generic drug approvals and 12 tentative approvals. The 12 tentative approvals received were for generic equivalents of the following products: Propecia®, Zyrtec®, Coreg®, Levaquin®, Ifex®, Tricor®, Pepcid RPD®, Avandia®, Glucophage XR®, Oxycontin®(10, 20, 40 mg) Topamax® and Cerebyx®. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached or the 30 month stay elapses.

Teva’s potential for revenue growth of generic products in the United States is closely related to its pipeline of pending ANDAs with the FDA, as well as tentative approvals already granted. As of February 8, 2005, Teva had 140 product registrations awaiting FDA approval (including some from strategic partnerships), including 18 tentative approvals. Collectively, the brand-name versions of these products had corresponding U.S. 2004 sales exceeding $82 billion. Branded product market size is a commonly used measurement of the relative significance of a potential generic product. Generic equivalents of any given product are typically sold at prices below the branded price, and in those instances where there are multiple generic producers of the same product, substantially below the branded price.

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

As of February 8, 2005, Teva’s product registrations included 122 applications which are pending FDA approval and 18 which have been tentatively approved. Of these applications, 76 were “Paragraph IV” applications – i.e., applications that challenge patents of branded products. Teva believes it is the first to file on 26 of these applications, with aggregate annual U.S. branded sales of more than $21 billion.

In Canada, the Therapeutic Products Directorate of Health Canada requires companies to make an Abbreviated New Drug Submission (“ANDS”) in order to receive approval to manufacture and market generic pharmaceuticals. During 2004, Novopharm launched 16 generic equivalents of the following brand products: Zocor®, Cipro®, Imovane®, Zantac Oral Solution®, Mobicox®, Remeron®, Levaquin®, Arava®, Paxil®, Lamictal®, Clavulin®, Floxin®, Celexa®, Elavil®, Tofranil® and Valium®.

In 2004, Novopharm submitted applications for 31 products to the Therapeutic Products Directorate that are still awaiting approval. Collectively, the brand name versions of these products had annual Canadian sales in 2004 exceeding U.S. $2.5 billion.

Joint Ventures. As part of its strategy to reach the market with generic versions as early as possible, Teva seeks to enter into alliances with partners to acquire rights to products it does not have and/or to otherwise share development costs or litigation risks. Teva’s most significant joint ventures are described below:

In 1997, Teva and Biovail Corporation International entered, through subsidiaries, into a ten year marketing and product development agreement which provided Teva with exclusive U.S. marketing rights for Biovail’s pipeline of eight controlled-release generic versions of successful brands. These products included generic versions of Cardizem®SR, Cardizem®CD, Trental®, Verelan®, Adalat®CC, Procardia XL®, Dilacor®XR and Voltaren®XR. Biovail was responsible for the regulatory filing and approval process as well as the manufacturing of the products. To date, five of these eight products are being marketed by Teva USA (Trental®, Cardizem®CD, Adalat®CC, Procardia XL®and Voltaren®XR).

During 2004, this agreement with Biovail was extended by an additional four year period and also granted Teva an option to market an additional generic product currently under development by Biovail. Furthermore, under the 2004 amendment, Biovail transferred all development and intellectual property rights for two additional extended release generic products, which Teva will have the right to independently develop and ultimately manufacture. In consideration for these agreements Teva has made up front payments and has committed to certain milestone payments. As part of the 2004 amendment, the gross margin percentage shared with Biovail was modestly increased for the remaining extended term. Teva and Biovail have also entered into a long-term API supply agreement under which Biovail will increase its purchases of raw material from Teva’s API division.

In September 1999, Teva entered into a strategic alliance with Savient Pharmaceuticals Inc. (formerly, Bio-Technology General Corp.) for the development and worldwide commercialization of generic equivalents of biotechnology products. In addition to granting Teva U.S. exclusive marketing rights for Savient’s human growth hormone, Savient agreed to develop and produce certain biogenerics which would be sold by Teva. Teva had intended to launch Savient’s human growth hormone product in 2002. However, just prior to launch, Novo Nordisk Pharmaceuticals, Inc. and Novo Nordisk A/S sued Teva USA and Savient for patent infringement and obtained a preliminary injunction, which prevented the launch of the product. In August 2004, the patents were ruled invalid and unenforceable and subsequently, Teva and Savient partially settled their dispute with Novo Nordisk. As a result, Teva launched the product in February 2005.

In June 2001, Teva entered into a strategic alliance agreement for twelve controlled release generic pharmaceutical products with Impax Laboratories, Inc. The agreement grants Teva exclusive U.S. marketing rights and an option to acquire exclusive marketing rights in the rest of North America, South America, the European Union and Israel. Teva subsequently exercised its option with respect to the marketing rights of certain products in Canada. The products subject to the agreement include the following products as to which Impax had pending ANDAs at the FDA and has now received final or tentative approval: generic versions of Claritin® D12, Claritin® D24, Claritin® Reditabs, Wellbutrin® SR tablets, Zyban® tablets and Prilosec® capsules. During 2004, generic versions of Wellbutrin® SR tablets, Zyban® tablets and Prilosec® capsules were launched.

In July 2003, Teva entered into an exclusivity transfer agreement with Andrx Corporation and Impax relating to pending ANDAs for bioequivalent versions of Wellbutrin® SR and Zyban® (bupropion hydrochloride) 100 mg and 150 mg Extended Release Tablets filed by Andrx, as well as by Impax. Pursuant to Teva’s strategic alliance agreement with Impax, Teva has U.S. marketing rights to Impax’s versions of these products. Under the exclusivity transfer agreement, Andrx enabled Impax to launch its own product through Teva, with the parties sharing certain payments with Andrx relating to the sale of the product for the 180-day market exclusivity period.

In December 2003, Teva entered into a strategic alliance agreement with Andrx Corporation to develop and market generic oral contraceptive pharmaceutical products. The agreement grants Teva exclusive marketing rights in the U.S. and Canada to Andrx’s line of generic oral contraceptive products currently pending regulatory approval. Andrx is responsible for all formulations, U.S. regulatory submissions and the manufacturing of products covered under the agreement. The agreement also provides Teva with an option to acquire from Andrx similar marketing rights in the U.S. and Canada to additional oral contraceptive products that are currently in development but have not yet been submitted for regulatory approval as well as other future oral contraceptive products that the parties agree upon.

In April 2004, Teva entered into an exclusivity sharing agreement with Alpharma Inc. pertaining to the distribution of gabapentin, the generic version of Neurontin®, tablets and capsules. Alpharma held final approval for the gabapentin capsules, while Teva had tentative approval for the tablets. Under the terms of the agreement, Alpharma permitted Teva to launch its generic version of Neurontin® in the U.S. within Alpharma’s exclusivity period in exchange for a specified portion of the profits. In addition, the parties have agreed to certain risk sharing arrangements relating to patent litigation risks regarding the products. In October and December 2004, the capsules and tablets were launched, respectively.

In October 2004, Teva entered into a strategic alliance with Ranbaxy Pharmaceuticals Inc. for the exclusive marketing rights in the U.S. for the generic version of Accupril®. Under the agreement, Teva agreed to relinquish its exclusivity rights for the product. In addition, Teva agreed to purchase and distribute Ranbaxy’s approved version of the product in the U.S. The parties will share in profits of the sales as long as Teva continues to distribute Ranbaxy’s product. The agreement may be terminated by Teva at any time. The generic version of Accupril® was launched by Teva in December 2004.

As a result of the Sicor acquisition, Teva now participates in an exclusive U.S. distribution arrangement with Baxter Healthcare Corporation for the generic version of Propofol®. Under the agreement, Teva produces the product and sells it to Baxter, who then performs all marketing and distribution functions related to the product. The contract pays Teva a manufacturing fee and an additional profit split based on gross margin.

In February 2005, as settlement of a patent dispute with GlaxoSmithKline (“GSK”) over the generic version of Lamictal®, Teva was granted an exclusive royalty-bearing license from GSK to distribute generic lamotrigine chewable tablets (5 mg and 25 mg) in the United States no later than June 2005. The agreement with GSK, which remains subject to government review, also granted Teva the exclusive right to manufacture and sell its own generic version of lamotrigine tablets (25 mg, 100 mg, 150 mg and 200 mg) in the U.S. with an expected launch in 2008 prior to patent expiry (including any period of pediatric exclusivity).

Marketing and Sales. The marketing of generic pharmaceutical products in the United States is conducted through Teva USA. During 2004, 29% of Teva USA’s sales were made to drug store chains, 40% to drug wholesalers, 21% through partner marketing arrangements, 5% to generic distributors, hospitals and affiliated organizations and 5% to others, including mail order distributors, governmental institutions and managed care institutions. Over the last several years, the percentage of sales to drug store chains has continued to increase, while the Sicor acquisition has increased Teva USA’s sales to the hospital market.

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

Sicor’s finished dosage injectable pharmaceutical products are primarily used in hospitals and clinics for critical care, anesthesiology and oncology, and are marketed through a dedicated sales force and its marketing partners, including Baxter Healthcare Corporation and Faulding Pharmaceutical Co., as well as through relationships with hospital group purchasing organizations, managed care groups and other large health care purchasing organizations.

In Canada, Novopharm has a sales force, which markets its products to approximately 7,500 pharmacies. Novopharm also has a hospital sales division, which covers approximately 900 hospitals throughout Canada. The business is conducted primarily through multi-year contracts with major group purchasing organizations, or buying groups to which many hospitals belong. Novopharm is the generic market leader within this segment, and offers over 50 generic injectable dosage forms.

Europe

Teva believes that the evolving European generics market has the potential to provide it with opportunities for substantial growth in its sales. The European generics market varies considerably from country to country. The Netherlands and the United Kingdom have well-established markets for drugs sold under their generic names. In certain European countries, there is a market for branded generics but not for products sold under their generic names; in other European countries, there is a market for both branded generics and products sold under their generic name. In France, the generic pharmaceutical market has begun to expand, while in Italy the development of a generics market is progressing more slowly. However, in France and in particular Italy, patent/data exclusivity issues have delayed the significant generic opportunities that have already occurred in other markets. In Germany, the government pressure to reduce prices has resulted in a substantial clawback or repayment to the government by pharmaceutical manufacturers over 2004. The expansion of the European Union means that European regulatory processes have now been expanded to include 10 new member states, which should provide greater opportunities to Teva to develop additional markets.

Teva currently sells in Europe approximately 450 generic products representing over 4,000 dosage strengths and packaging sizes. Among the significant products sold by Teva in Europe during 2004 were the generic versions of Neurontin®, Zocor®, Losec®, Tritace® and Lipostat®, that were launched during 2003 and 2004. In the past five years, Teva received more than 475 generic approvals, corresponding to 75 compounds in 151 formulations. In addition, in Europe, as of December 31, 2004, 123 compounds representing 265 formulations and 737 marketing authorization applications were pending approval, with over 275 additional compounds approved for development. Teva believes that this pipeline of approvals and applications will generate significant growth in the next several years and includes important products, some of which Teva expects to launch in 2005 in the U.K., The Netherlands and other markets upon anticipated patent or data exclusivity expirations.

Teva’s rapid growth in Europe over the last few years has been generated by a combination of acquisitions (the latest being Dorom S.r.l., one of the largest suppliers of generic pharmaceuticals to the Italian retail market, previously owned by Pfizer) and the development of existing businesses. Teva seeks to establish itself as a leader in the European market for generic products by leveraging its strengths, including its leadership in the more mature generic markets, its active pharmaceutical ingredients business, and its ability to utilize the broad range of products already existing in its generic product portfolio as well as global R&D synergies. To date, however, because of the fragmented nature of the European generic markets, Teva’s European cost structure is higher than that which it experiences in the United States.

Operations in Selected European Countries

The Netherlands. The Dutch market continues to be characterized by increasing price erosion as pressure from the government and buyers negatively impact margins. Through Pharmachemie B.V., its Dutch subsidiary, Teva maintained its leading position in the generic market in 2004, as well as its market share. Teva launched during 2004, among others, generic versions of Tritace®, Lipostat® and Taxol®, which represented key new product opportunities. The reimbursement prices for multi-source products were reduced substantially after negotiations among the government, the insurers, the generic manufacturers and the pharmacists’ association. The result was that discounts were exchanged for reduced list prices for generics, which had a positive impact on generics. A further result of the negotiations was that a number of generic products were removed from the reimbursement list with negative effect on their sales.

United Kingdom. During 2004, Teva UK (formerly known as Approved Prescription Services Limited), one of the leading generic drug companies in the United Kingdom, strengthened its position among its customers as a result of the recent launches and further anticipated launches. Teva UK products include pharmaceuticals in all major treatment categories. Teva UK launched during 2004 some substantial products including the generic versions of Tritace®, Lipostat®, Klaricid® and Taxol® and strengthened its position in other products such as the generic version of Neurontin®.

Hungary. Teva operates in Hungary through its subsidiaries Teva Pharmaceutical Works Company Limited by Shares (“Teva Pharmaceutical Works”) (previously Biogal Pharmaceutical Works Ltd.), Teva Hungary Ltd. (previously Biogal – Teva Pharma RT), Humantrade Ltd. and Human Pharmaceutical Manufacturing Co. Ltd. Teva Pharmaceutical Works, one of the largest pharmaceutical manufacturers in Hungary, develops and produces both finished dosage pharmaceutical products and active pharmaceutical ingredients. Teva Pharmaceutical Works’ products include pharmaceuticals in all major treatment categories, and its production capabilities include solid forms, tablets, coated pellets, soft and hard gelatin capsules, liquid and other semi-solid forms, as well as sterile products and blood fractionation products. This year the company substantially strengthened its position in products such as the generic version of Zocor® and launched new products such as the generic versions of Tritace® and Istin®. The sale of finished dosage pharmaceutical products in Hungary and to other Teva subsidiaries outside Hungary represent approximately 46% of Teva Pharmaceutical Works’ sales, with the balance coming from sales of active pharmaceutical ingredients. Teva Hungary Ltd. is the marketing company of Teva in Hungary and is one of the leading companies in the market. Humantrade Ltd. is a wholesale company that distributes both Teva products and products of other manufacturers to pharmacies and hospitals in Hungary.

France. Teva Classics, which Teva acquired from Bayer in 2002, was ranked the fourth leading generic drug company in France as of the end of 2004. The French government introduced a reference price system in October 2003 with new measures planned for 2005, in an attempt to increase the generic penetration rate in the French market. Although these regulatory changes are still in process, Teva anticipates that the implementation of this system will favor increased generic drug use over time. While market conditions remain challenging, in 2004 Teva Classics launched a number of significant molecules including the generic equivalent of Losec® and Augmentin®.

Italy. Teva Pharma Italy was established and commenced its operation in the mid-1990’s. Towards the end of 2004, following its launch of the generic version of Neurontin®, the company achieved a leading position in the retail generic market in addition to its well established position in hospital anticancer generics. In December 2004, Teva completed the acquisition of Dorom S.r.l., which should further strengthen its leading position in the emerging Italian generic market.

Other European Highlights. Teva continues to register products in most European countries and is actively exploring the expansion of its sales and marketing organization to markets where it currently does not have a presence. Teva has several small operations in Germany, Belgium and the Czech Republic and continues to look for ways to expand them. In 2004, Teva established subsidiaries in Spain, Sweden, Portugal and the Slovak Republic with an intention to expand its operations in these countries. In Portugal, the generic market has become increasingly attractive, as the government is promoting the generic industry.

Rest of the World

Teva’s pharmaceutical sales outside of North America and Europe reached $419 million in 2004. The Israeli market represented approximately 63% of these sales, with the balance sold through Teva’s International Products Division.

Israel. Teva is the largest non-governmental supplier of health care products and services in Israel. In the domestic market, Teva is involved in the marketing, promotion, selling and distribution of a wide range of health care products. These include innovative pharmaceutical products, generics, over-the-counter and consumer health care products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services. In recent years, Teva has increased its distribution and wholesaling activities in Israel.

In Israel, Teva has aligned all of its products and services with the needs of its main customers, namely health funds, hospitals, private pharmacies and pharmacy chains. It has built its Israeli product portfolio through licensing arrangements, as well as through its own product development. Teva intends to introduce new products into the Israeli market and maintains ongoing contact with other pharmaceutical, biotechnology, hospital supply and health care companies around the world.

Teva estimates that in 2004 the Israeli market for pharmaceuticals was approximately $700 million based on manufacturers’ selling prices, comprised of three market categories: health care plans, private pharmacies and chains and governmental hospitals. Teva is a significant medical supplier to each of these market categories. Substantially all of Teva’s pharmaceutical and hospital supplies sales in Israel are made through its distribution company, Salomon, Levin and Elstein Ltd., Israel’s largest drug wholesaler, which sells directly to institutional customers, as well as to the private pharmacies and chains.

Several issues affected Teva’s pricing policy in Israel in 2004. The national health budget was only marginally increased during 2004, causing government-sponsored health funds to institute cost-saving measures restricting expenditures for pharmaceutical products. Furthermore, Teva’s prices were affected by pricing regulations that mandate that the retail prices of pharmaceuticals in Israel may not exceed the average of prices in four European markets (the U.K., Germany, France and Belgium) (the so-called “Dutch Model”). Lastly, and to a lesser degree, the Israeli health care funds utilized parallel importing, primarily to pressure Israeli producers into granting price reductions.

Other countries. Teva’s International Products Division oversees Teva’s various activities in the rest of the world. Its focus is on pharmaceuticals, mainly Copaxone®, Alpha D3® (Teva’s bone metabolism product) and a line of oncology products. Sales include direct exports from Israel and sales from Teva’s other manufacturing sites. Sales are made through affiliated companies, local representatives and distributors in the different markets.

The acquired Sicor operations in Mexico provide Teva with an operational and marketing platform that increases the reach of the International Products Division primarily in Mexico and in other existing and new markets, including in Central and South America, the Middle East and Europe. Sicor’s Mexican pharmaceutical operation produces drugs in several finished dosage forms, including injectable oncolytic agents and critical care and biopharmaceutical products. The main customer in Mexico is the Government of Mexico, which makes its purchases through tenders.

Biopharmaceutical Operations

Teva’s biopharmaceutical operations provide a platform for manufacturing and marketing biopharmaceutical products. Teva’s Lithuanian subsidiary develops and manufactures generic recombinant protein bulk substances that are registered in several countries primarily in the CIS countries and other developing nations. Teva’s Lithuanian facilities offer recombinant bacterial R&D and manufacturing capabilities. Teva’s finished dosage biopharmaceutical manufacturing facility in Toluca, Mexico became operational in the first quarter of 2002 having been designed to meet the regulatory requirements of the United States and the European Union. Teva’s biopharmaceutical operations also include a 45% ownership interest in Tianjin Hualida Biotechnology Company Ltd. a biopharmaceutical research and development and manufacturing company located in China.

During 2004, Teva’s biopharmaceutical product portfolio included interferon alpha, granulocyte colony-stimulating factor (“GCSF”) and human growth hormone (“hGH”), with annual sales reaching $20 million mainly in Lithuania, Mexico, China (as part of a joint venture) and other CIS and developing nations. Teva’s U.S. sales of hGH began in 2005 pursuant to a strategic alliance agreement with Savient Pharmaceuticals. In 2005, Teva established a specially dedicated group of research and development scientists based in Israel and appointed a Group Vice President with specific responsibility for Teva’s global biopharmaceutical operations.

Proprietary Products

Teva’s strategy with regard to its proprietary products is to leverage its access to Israeli-based academic research in order to develop innovative compounds for use in selected therapeutic markets. Teva’s proprietary research and development pipeline is currently focused mainly in two specialty areas: neurological disorders and autoimmune diseases.

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

Multiple Sclerosis

Copaxone®

Copaxone®, Teva’s leading product and its first major innovative drug, is used for the reduction of relapse rate in patients with relapsing-remitting multiple sclerosis (“MS”). Copaxone® is a new class of modifying therapy with a dual mode of action that offers MS patients a different treatment concept. Copaxone® has demonstrated, in controlled clinical trials, significant reductions in relapse rates as well as significant effects on activity and burden of disease as monitored by magnetic resonance imaging (“MRI”). Moreover, Copaxone®’s efficacy was shown to be sustained over 10 years as measured in MS patients since the beginning of U.S. phase III pivotal clinical study. Copaxone® is well-tolerated and is not associated with the development of neutralizing antibodies, as shown in both clinical trials and post-marketing experience.

Multiple sclerosis is a disease characterized by both inflammation and neurodegeneration, which are interrelated but also independent processes with different underlying mechanisms. Copaxone® effectively addresses both MS pathologies via its dual mode of action.

Copaxone® regulates inflammation as shown by the reduction of relapses and disease activity. Copaxone® also controls neurodegeneration, as was shown by its effect on three MRI markers of neurodegeneration: (1) reducing by 50% the number of permanent “black holes” (permanent MS lesions in the brain) (Neurology 2001) which represent areas where the most severe and irreversible brain tissue damage has occurred; (2) reducing significantly the rate of brain atrophy (Neurology 2004); and (3) reducing axonal damage, as demonstrated by magnetic resonance spectroscopy (“MRS”), a technique which looks at the integrity of the myelin sheet (presented at the ENS, ECTRIMS 2003 and ECTRIMS 2004).

Two studies published in Brain (2002) and J. Neurological Sciences (2003) showed that Copaxone® may have neuroprotective properties by stimulating the release of a factor called brain-derived neurotrophic factor, or BDNF, which helps to protect the brain from axonal loss.

Furthermore, Copaxone® has demonstrated sustained effect over the term of 10 years, the longest term of any of the current MS therapies. In a follow-up of patients taking Copaxone® for over 10 years, the average relapse rate was reduced to about one every five years, while physical function was maintained in the majority of patients.

To date, Copaxone® has been approved for marketing in 43 countries worldwide, including the United States, Mexico, Israel, Canada, 15 European Union countries, Switzerland, Australia, Russia, Brazil and Argentina. Copaxone® was first launched in Israel in December 1996, followed by launch in the United States in March 1997, and approval in 2001 in all European countries, through the European Mutual Recognition Procedures.

In 2004, in-market global sales of Copaxone® amounted to $936 million, of which $625 million were in the United States, where Copaxone® reached a quarterly market share in terms of total prescriptions of 32.6%, the second largest MS therapy in the U.S. Global in market sales of Copaxone® in 2004 grew by 30% over those of 2003, a rate of growth that exceeded the growth of the global market of MS products.

Outside the United States, Copaxone® in-market sales reached $311 million in 2004, an increase of 38%, driven by significant sales increases in Italy, U.K., France and Germany, the largest MS market in Europe.

During the fourth quarter of 2004, global in-market sales of Copaxone® exceeded for the first time an annual run rate of $1 billion.

In 2002, Teva launched Copaxone® in North America in a ready-to-use pre-filled syringe, which significantly improves the ease of use by patients. In October 2003, the Copaxone® pre-filled syringe was launched in Israel. In June 2004, Teva and Sanofi-Aventis started the rolling launches of Copaxone® pre-filled syringe across the European Union.

In North America, Copaxone® is marketed through Teva Neuroscience and is distributed by Sanofi-Aventis. Teva manufactures the product and supplies it to Sanofi-Aventis through Teva USA. Teva Neuroscience Inc., a wholly owned subsidiary of Teva, actively markets and promotes the product in the United States and Canada through a wide range of activities, including doctor detailing, educational seminars, websites and patient support programs, such as Shared Solutions™ and MS Watch™.

Teva and Sanofi-Aventis also have a collaborative arrangement for the marketing of Copaxone® in Europe and other markets. Under the terms of this arrangement, following approval in these markets, Copaxone® is co-promoted in certain European countries, and in other countries Sanofi-Aventis is the sole marketer. The product is manufactured by Teva, and Sanofi-Aventis purchases it from Teva and sells and distributes it in Europe.

Teva is seeking to develop an oral therapy for MS. Teva’s oral formulation of Copaxone® was tested in a large clinical trial, CORAL, conducted from 2000 to 2002; however, the results of the trials were not statistically significant. In 2003, Teva and H. Lundbeck A/S, a Denmark-based, publicly traded pharmaceutical company and Teva’s strategic partner in the development of oral Copaxone®, continued their collaboration on this project and in late 2004 initiated a Phase II clinical trial of an oral Copaxone® formulation.

Laquinimod

In June 2004, Teva signed an agreement with Active Biotech AB, a Sweden-based biotechnology company, to develop and commercialize laquinimod, a novel immunomodulatory compound which has the potential to be one of the first orally available disease modifying treatment for MS. A recent Phase II study shows that oral laquinimod in a dosage of 0.3 mg daily is well tolerated and effective in suppressing development of active MRI lesions in relapsing-remitting MS. Treatment over six months with 0.3 mg of laquinimod daily resulted in a 30% decrease in MRI disease activity. Patients with disease activity at the start of the study showed a decrease of more than 40%. The study also confirmed laquinimod’s advantageous safety profile.

Under the terms of the agreement, Teva acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, with the exception of the Nordic and Baltic countries, where Active Biotech will retain all commercial rights. Teva has made an upfront payment to Active Biotech and has agreed to conduct and fund the further clinical development of laquinimod. The agreement between the two companies also calls for Teva to make payments to Active Biotech upon the achievement of various sales targets and other milestones, with maximum payments of $92 million. Active Biotech will also receive tiered double digit royalties on sales of the product.

MS remains an important focus of Teva’s development efforts, and it continues to investigate potential improvement of Copaxone® and explore other molecules as future therapies for MS.

Parkinson’s Disease

Agilect®/Azilect® (rasagiline mesylate)

In September and October 2003, applications to market Agilect®/Azilect® (rasagiline’s brand name in the United States and Europe, respectively) as a treatment for Parkinson’s disease, as initial monotherapy in early Parkinson’s disease patients and as adjunct therapy to levodopa in moderate-to-advanced stages of the disease, were submitted to regulatory authorities in the U.S., the European Union (EU) and Canada. In July 2004, approximately ten months after submission of the file, an approvable letter from the FDA containing certain questions and requests for clarifications was received. Since then, Teva has been working closely with the FDA, and a written response was sent during early November 2004 to address all outstanding issues. The FDA has up to six months to review Teva’s response.

On November 18, 2004, the Committee for Medicinal Products in Human use (“CHMP”) of the EMEA issued a positive opinion recommending approval of Azilect® for the treatment of Parkinson’s disease both as initial monotherapy in patients with early Parkinson’s disease and as adjunct treatment to levodopa in moderate-to-advanced stages of the disease. Following this recommendation, final marketing authorization covering EU countries was granted by the European Commission on February 22, 2005. Teva and its marketing partner Lundbeck expect to launch the product in various European countries during the second quarter of 2005.

In 2004, applications for marketing authorizations of Azilect® were submitted in a number of additional countries including Switzerland, Turkey, and Australia. In January 2005, Azilect® was granted marketing authorization in Israel and is expected to be launched in March 2005.

Agilect®/Azilect® is a potent, second-generation, irreversible monoamine oxidase type B (MAO-B) inhibitor with neuroprotective activities demonstrated in various in vitro and in vivo studies. Its beneficial clinical effect, seen in the entire spectrum of the disease, combined with its once-daily dosing, lack of need for titration and high tolerability, allow Agilect®/Azilect® to address significant unmet needs in the treatment of Parkinson’s disease. Although many therapies are available, there is still a high level of dissatisfaction with many of these treatments, both in terms of their efficacy and tolerability. An estimated four million patients are affected by this chronic disease worldwide, which typically occurs at a late age, affecting approximately 1% of the population over the age of 65.

Agilect®/Azilect® has demonstrated efficacy and safety in three pivotal studies which included over 1,500 patients with Parkinson’s disease at different stages of the disease. In the first Phase III study (TEMPO), Agilect®/Azilect® demonstrated efficacy and safety as monotherapy in early-stage patients. This clinical trial, which used an innovative delayed start design, showed a highly statistically significant effect on the primary endpoint – progression of Parkinsonian symptoms. Agilect®/Azilect® was well-tolerated in this patient population. Moreover, the one year results of this study, which were published in the April 2004 issue of Archives of Neurology, suggest a possible effect on disease progression. In an open extension of the TEMPO trial, approximately half of the patients who were still in the study after two years (121 out of 266) were adequately maintained on monotherapy with Agilect®/Azilect® (without additional dopaminergic treatment).

In two following Phase III studies with Agilect®/Azilect® as adjunctive therapy to levodopa in more advanced patients – the LARGO study conducted in Europe, Israel and Argentina and the PRESTO study in North America – Agilect®/Azilect® demonstrated beneficial effects in the two categories defined as the goals for adjunctive therapy on Parkinson’s disease: symptomatic control of Parkinsonian symptoms and treatment of levodopa-induced motor complications. In these advanced patients as well, Agilect®/Azilect® was found to be well-tolerated.

The development of Agilect®/Azilect® is part of a long-term strategic alliance with Lundbeck for global co-development and marketing of Agilect®/Azilect® mainly in Europe for the treatment of Parkinson’s disease. Under this agreement, Lundbeck and Teva, in a joint effort, will market the product in certain European countries and Lundbeck will be the exclusive marketer in the remaining European countries and certain other overseas markets.

In May 2003, Teva entered into a strategic alliance with Eisai Inc., a U.S. leader in the field of Alzheimer’s disease, for the global co-development of rasagiline for several additional indications and its co-promotion of Agilect®/Azilect® in the U.S. market. The parties agreed to initially develop rasagiline for the treatment of Alzheimer’s disease, and, assuming its approval by the FDA, the parties will also co-promote the product in the U. S. for the treatment of Parkinson’s disease. In 2004, a phase II clinical study of potential uses of rasagiline in the treatment of Alzheimer’s disease was initiated.

Other Projects

Teva has innovative research projects in early clinical stages, in the areas of Alzheimer’s disease, epilepsy, stroke and systemic lupus erythematosus, as well as several projects in the pre-clinical stage.

In connection with Teva’s efforts to expand the use of glatiramer acetate to new indications, Teva has a collaboration agreement with Proneuron Biotechnologies to develop glatiramer acetate as a neuroprotective agent for the treatment of multiple acute and chronic neurological diseases, excluding multiple sclerosis. On February 15, 2005, Proneuron announced the granting of U.S. patents for the use of glatiramer acetate for protection from neuronal degeneration.

Recently, Teva and Gamida-Cell Ltd. announced that Teva exercised an option to enter into a joint venture with Gamida-Cell to develop and commercialize StemEx® for the treatment of leukemia and lymphoma. As part of its investment in Gamida-Cell in 2003, Teva held an option to jointly complete the development and globally commercialize StemEx®. Teva will invest up to $25 million in the joint venture under certain conditions.

Teva has also entered various other start-up and early stage ventures primarily with the goal of leveraging Israeli expertise and scientific initiatives.

Intellectual Property and Other Protections

Teva relies on a combination of intellectual property protections and regulatory exclusivities to protect its innovative products. Teva seeks to obtain, where possible, product, process and use patents on its innovative products. Teva also relies on trade secrets, unpatented proprietary know-how and confidentiality agreements, as well as FDA exclusivities, trademark and copyright protection, for its innovative products. Similar laws and regulations in Europe provide for six to ten years of data exclusivity. New European legislation provides for a uniform period of European data exclusivity for newly registered products for a period of ten years which, under certain circumstances, can be extended to 11 years.

The market exclusivity protections afforded Copaxone® in the United States due to its status as an “orphan drug” expired on December 20, 2003. Teva has outstanding patents relating to Copaxone® with terms expiring in 2014 in the U.S. and in 2015 in most of the rest of the world. In Europe, Copaxone® is also protected by data exclusivity protections in most European countries, which remain in effect for a period of ten years from the 2001 market authorization date.

Teva also relies on patent protection and trade secret protection to protect generic processes, products and formulations for its API and final dosage forms.

Active Pharmaceutical Ingredients

In addition to its production and sale of pharmaceutical products, Teva manufactures and sells active pharmaceutical products. With a leading global market share in the production of many major chemicals for generic pharmaceuticals, Teva’s active pharmaceutical ingredients (“API”) division facilitates Teva’s entry into new drug markets and offers a high quality and cost-effective source of raw materials. Teva’s API division provides Teva with the benefits of vertical integration while pursuing its strategy of continuing to grow its significant third party business. Teva’s acquisition of Sicor complemented Teva’s existing API capabilities by adding anti-inflammatories, oncolytics, immunosuppressants, muscle relaxants and custom-manufactured APIs for a variety of proprietary drug manufacturers.

The active pharmaceutical ingredients business sells products to Teva’s finished pharmaceutical product businesses and to third parties in a competitive market for APIs intended for generic products. Sales to other Teva units are on an arm’s-length basis, fulfilling Teva’s generic and proprietary manufacturing needs. Teva’s API sales are affected by the pharmaceutical trends and are directly related to the ability of its API customers, both Teva itself and third party customers, to launch new products and maintain market share.

Teva offers approximately 190 different active pharmaceutical ingredients, using synthetic, semi-synthetic, fermentation and high-potent technologies (compounds that have a therapeutic effect at very low dosages, typically at microgram levels), for use in pharmaceuticals. Teva believes it is among the world’s principal suppliers of many of these chemicals. The products are sold, subject to the patent position, to formulators of pharmaceutical products mainly in the United States and Europe, but also in Asia, Far East and Latin America. The API division portfolio of products is a combination of high volume products as well as low volume – high value products.

The production of API is the most complex and costly step in the production of finished drugs and requires a high level of technical and regulatory skills. During 2004, the API division further strengthened its regulatory affairs, customer service and technical and operational departments. In order for chemicals to be approved for use as active pharmaceutical ingredients sold in the United States, the facilities and production procedures utilized at such facilities must meet FDA standards. Teva’s chemical plants meet such standards and are regularly inspected by the FDA. Many of the products are produced in dedicated computer-controlled automated facilities, facilitating optimization of the production processes and high quality.

Teva’s API division has developed an expertise in specialized technologies, such as fermentation processes and the production of peptide active pharmaceutical ingredients. Teva has established a leading position in the sale of fermentation products such as lovastatin, simvastatin, pravastatin and tobramycin. In addition, through the establishment of joint ventures, Teva has taken initial steps towards supplying various peptides such as calcitonin, octreotide and others to its customers. With the acquisition of Sicor, Teva’s API division gained Sicor’s API expertise business in the chemistry of steroids and high-potent production, which supplemented its existing capabilities. This expertise gives Teva’s API business access to new therapeutic and formulations segments.

During 2004, API sales to Teva’s various pharmaceutical units were approximately 47% of the division’s total sales as compared with 43% during 2003. Teva believes that its ability to produce these chemicals is a strategic advantage for its production of finished pharmaceuticals.

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

In Europe, a Teva European subsidiary, Plantex Chemicals BV, is responsible for marketing to western European customers. In Japan, the Far East, Australia, New Zealand and Latin America, chemical products are sold through Teva’s local subsidiaries as well as through local distributors. During 2004, Teva’s API division established local marketing offices in Australia and India, in addition to the Japanese marketing office established in 2003.

Production. Teva produces active pharmaceutical ingredients worldwide through fourteen production sites located in the United States, Israel, Hungary, Italy, Mexico and India. The plants manufacture active pharmaceutical ingredients through synthetic and fermentation processes, process control, a variety of milling equipment, and its expertise in the field of physical properties, enabling tailoring of the product physical characteristics for the customer’s needs. In addition, through the Sicor acquisition, Teva added two API manufacturing sites in the vicinity of Milan, Italy, which are major producers of oncolytic agents, steroids and certain other products manufactured through fermentation or chemical synthesis processes, and one in Toluca, Mexico that principally produces steroid products for export.

Research and Development

Teva’s research and development efforts are involved in all its major business activities. Teva’s research and development expenses were as follows:

	U.S. dollars in millions
	2004	2003	2002
Gross R&D expenses	356	243	193
Participations and grants	18	30	28

Net R&D expenses	338	213	165

The Global Generic R&D Division is in charge of product formulation, bioequivalence testing registration and approval of a growing list of generic drugs for all of the markets where Teva operates. It also focuses on the development of complex drug delivery systems and a growing variety of dosage form types for generic drugs. The division operates from eight development centers located in the United States, Canada, Israel, Hungary, Mexico and The Netherlands, enabling optimization of both human resources and the prevailing patent law situation.

The Global Innovative R&D Division employs researchers in Israel, the United States, Canada, Hungary and several Western European countries. The division conducts all research activities required for the identification of lead compounds as well as all pre-clinical development, clinical testing and regulatory submissions for Teva’s growing pipeline of proprietary products. The division is deeply involved in supporting Teva’s effort to achieve and maintain a leading position in the treatment of multiple sclerosis and to establish a franchise in Parkinson’s disease. Teva collaborates intensively with Israel’s major universities, medical institutions and research institutes in order to source and derive the benefits of and leverage the extensive, first-class research activities conducted in Israel, specifically in the areas of neurodegeneration/neuroprotection, autoimmunity and cancer.

In addition to the funding received through collaborations with third parties such as Lundbeck, Sanofi-Aventis and most recently Eisai, Teva avails itself of government funding for research conducted in Israel. The Israeli government offers grants, which are repayable as royalties from the sale of products resulting from funded research, with the aggregate amount of such royalties limited to the amount of the original grant (in respect of grants since 1999, with the addition of LIBOR interest). The royalties are at rates between 2% and 3.5% (depending on the number of years elapsed since the commencement of the royalty payments) of sales relating to a product or a development resulting from the funded research. The maximum amount of the contingent liability in respect of royalties to the Israeli government at December 31, 2004 amounted to $36 million. In recent years, however, Israeli government grants have played a reduced role in the overall funding of Teva’s innovative R&D efforts.

The Global API Division R&D researchers from the API division focus on the development of chemical and biological (fermentation) processes and on the production of active ingredients of interest to the generic drug industry, as well as for Teva’s proprietary drugs. This group’s facilities include a large center in Israel (chemical processes and peptides), a large center in Hungary (fermentation and downstream processing) and a facility in India (intermediates) and additional locations in Italy, Mexico and the United States. The process research groups also seek to find ways to continuously reduce API production costs, enabling Teva to remain a supplier of key API products after other competitors cease to be able to produce these products economically.

Biopharmaceutical R&D Teva has R&D operations specifically dedicated to the development of biopharmaceutical products located in Lithuania, China and recently supplemented by the addition of a group based in Israel. These groups’ expertise covers aspects related to recombinant protein expression and production including genetic engineering, recombinant bacteria fermentation, mammalian tissue culture, protein purification and the development of analytical methods and formulation.

Competition

In the United States, Teva is subject to intense competition in the generic drug market from other generic drug manufacturers, brand-name pharmaceutical companies through authorized generics, manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. Teva believes that the primary competitive factors playing a role in the United States are the ability to continually introduce the generic equivalents for brand-name drug products in sufficient volume soon after their relevant patents expire, are invalidated or circumvented, as well as price, product quality, prompt delivery, efficiency, breadth of product line, customer service and reputation.

Price competition from additional generic versions of the same product as well as potential price competition from the original branded product may result in significant reductions in sales and profit margins over time. In addition, Teva’s competitors may also develop their products more rapidly or complete the regulatory approval process sooner, and therefore market their products earlier. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

Many brand-name competitors try to prevent, discourage or delay the use of generic equivalents through several activities including, legislative initiatives (e.g. pediatric exclusivity), changing dosage form or dosing regimen just prior to introduction of generic equivalent, regulatory processes, filing new patents, patent extensions, litigation, including citizens’ petitions, and negative public relations campaigns. In addition, the brand name companies sometimes launch, either through an affiliate or through licensing arrangements with another company, an authorized generic at the same time that the first generic product is launched, so that the patent challenger no longer has the exclusivity intended by the Hatch-Waxman Act.

Teva’s customers continue to consolidate as chain drug stores, hospitals and hospital systems, wholesalers and group purchasing organizations merge or consolidate. In addition, a number of its customers have instituted source programs limiting the number of suppliers of generic pharmaceutical products carried by that customer. As a result of these developments, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base.

In Western Europe, the various Teva companies compete with other generic drug product manufacturers (several major multinational generic drug companies and various local generic drug companies), original manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. As in the United States, the generic market in Western Europe is very competitive, with the main competitive factor being price, but competition is also based on name, reputation and customer service.

In Hungary, the Teva companies compete with local Hungarian manufacturers but also face increasing competition from multinational pharmaceutical companies. In recent years, the Hungarian pharmaceutical industry has been substantially privatized, resulting in foreign ownership of most major Hungarian pharmaceutical manufacturers. In addition, many multinational pharmaceutical companies have established Hungarian marketing companies for their products, further intensifying the competition. Teva’s Hungarian subsidiaries continue to strengthen Teva’s position and presence in Hungary, while creating a more diversified products and service portfolio, including wholesaling services through its Humantrade subsidiary.

In Canada, Novopharm is the second largest generic company in terms of prescriptions. Three of the five major generic drug manufacturers are subsidiaries or divisions of global manufacturers, and two of which are privately owned. Novopharm, together with these competitors, satisfies a very substantial amount of the Canadian demand for generic pharmaceuticals.

The Canadian regulatory and customer landscape for generic manufacturers continues to evolve. The federal government and several provincial governments are studying possible improvements to Canada’s publicly funded Medicare system. Many of these governments acknowledge the need to limit brand patent extensions, and speed the approval process for generic drugs. In 2004, Ontario – the largest province in the country – implemented a streamlined approval process, which now adds generics to the Provincial Formulary within 30 days of approval. Branded pharmaceutical companies continue to lobby against such changes, which would enhance generic drug sales at the expense of the brands.

The customer base for Novopharm continues to change as the number of independent community pharmacies shrinks at the expense of chain drug and banner aligned store groups, which work closely with selected suppliers for specific products. This trend is expected to continue, resulting in increased competition for generic drug manufacturers at the chain and banner buying offices. These larger customers look to generic suppliers to timely launch cost effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

In Israel, Teva, with a market share (including distribution, on behalf of third parties) of approximately one quarter of the total pharmaceutical market, is the largest supplier of health care products. Teva’s success is based primarily on its ability to market products within the medical community, combined with its ability to provide clients with a broad line of products at competitive prices and with prompt service. Teva’s products compete with those of other local manufacturers as well as with imported products. Generic competition has increased in recent years in Israel, and this trend is expected to continue, with additional price pressure coming from the health care funds and other institutional purchasers. Teva participates in the Israeli pharmaceutical market in generic, over-the-counter products (“OTC”) and branded drugs. Commencing in May 2005, new regulations regarding OTC sales are expected to enable such sales in an increased number of retail locations in addition to the present sales limited to pharmacies.

Copaxone® competes with three other therapies for the treatment of multiple sclerosis, Biogen Idec Inc.’s Avonex®, Schering AG/Berlex Laboratories’ Betaseron® and Serono SA’s Rebif®, all of which are forms of beta-interferon. On February 28, 2005, Biogen and Elan announced the voluntary suspension of the marketing of Tysabri®, a new MS therapy which was launched in December 2004 in the United States.

In 2003, Schering AG initiated a trial which compares the efficacy of the current dose Betaseron® with a higher dose Betaseron® and the current dose of Copaxone®. Serono has also announced the initiation of a head-to-head comparison between Rebif® and Copaxone®. Both studies are ongoing. In 2004, Teva initiated a comparative trial in which patients who are about to fail on high dose beta interferon (Betaseron® or Rebif® 44 mcg) are randomly switched to Copaxone® or remain on the high dose interferon for the duration of the trial. The trial is being conducted in the U.S. only, with results expected in 2007.

In the sale of active pharmaceutical ingredients, Teva competes in all of its markets with specialty chemical producers, mainly located in Europe, particularly in Italy and Spain, in India and in the Far East. Teva competes based on price, quality, timely delivery and its ability to meet the stringent FDA requirements for approved suppliers of active pharmaceutical ingredients. Many of its competitors are smaller than Teva, in terms of sales and breadth of offerings of active pharmaceutical ingredients. Teva believes that its extensive portfolio (one of the broadest available in the industry), combined with its financial resources, make its active pharmaceutical ingredients division a leader in the industry.

Regulation

United States. All pharmaceutical manufacturers selling products in the United States are subject to extensive regulation by the U.S. federal government, principally by the FDA and the Drug Enforcement Administration, and, to a lesser extent, by state and local governments. The Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the development, manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, recordkeeping, advertising, promotion and sale of Teva’s products. Teva’s major facilities and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance with applicable requirements may result in fines; criminal penalties; civil injunction against shipment of products; recall and seizure of products;

total or partial suspension of production, sale or import of products; refusal of the government to enter into supply contracts or to approve new drug applications and criminal prosecution. The FDA also has the authority to deny or revoke approvals of drug active ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure by Teva to comply with applicable FDA policies and regulations could have a material adverse effect on the operations of Teva.

FDA approval is required before any “new drug” (including generic versions of previously approved drugs) may be marketed, including new strengths, dosage forms and formulations of previously approved drugs. Applications for FDA approval must contain information relating to bioequivalence (for generics), safety, toxicity and efficacy (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures require that commercial manufacturing equipment be used to produce test batches for FDA approval. The FDA also requires validation of manufacturing processes before a company may market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements. Generally the generic drug development and the ANDA review processes can take two to five years.

The Hatch-Waxman Act of 1984 established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the submission and/or the approval of ANDAs. One such provision allows a five-year market exclusivity period for new drug applications (“NDAs”) involving new chemical entities, a three-year market exclusivity period for NDAs (including different dosage forms) containing new clinical trial data essential to the approval of the application and a seven-year market exclusivity period for drugs used for the treatment of orphan diseases. Market exclusivity provisions are separate from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application. Patent term extension and non-patent market exclusivity may delay the submission and approval of generic drug applications.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity, enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification. If successful, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity. Through this provision, the first company to submit an ANDA with a Paragraph IV certification challenging a brand product patent may trigger a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs for 180 days after the earlier of the first commercial marketing of the drug by the first applicant or a final court decision in the generics company’s favor regarding the patent that was the subject of the Paragraph IV certification. Submission of an ANDA challenging a brand patent can result in protracted and expensive patent litigation. When this occurs, the FDA generally may not approve the ANDA until the earlier of thirty months or a relevant court decision finding the patent invalid, not infringed or unenforceable.

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing. Exclusivity rights may be forfeited pursuant to the Medicare Act if the product is not marketed within 75 days of the final court decision and under other specified circumstances. However, some of these changes apply only to ANDAs containing such patent challenges that were filed after enactment of the Medicare Act; previously filed ANDAs generally continue to be governed by the previous law.

The Best Pharmaceuticals for Children Act, signed into law in 2002, continues the so-called “pediatric exclusivity” program begun in the FDA Modernization Act of 1997. This pediatric exclusivity program provides a six-month extension to certain listed patents and exclusivity for all formulations of an active ingredient, if the sponsor performs and submits adequate pediatric studies on any one single dosage form. The effect of this program has been a delay in the launch of numerous generic products by an additional six months.

The Generic Drug Enforcement Act of 1992 established penalties for wrongdoing in connection with the development or submission of an ANDA by authorizing the FDA to permanently or temporarily debar such companies or individuals from submitting or assisting in the submission of an ANDA, and to temporarily deny approval and suspend applications to market generic drugs. The FDA may suspend the distribution of all drugs approved or developed in connection with wrongful conduct and also has authority to withdraw approval of an ANDA under certain circumstances. The FDA may also significantly delay the approval of a pending NDA or ANDA under its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy.” Manufacturers of generic drugs must also comply with the FDA’s current Good Manufacturing Practices (“cGMP”) standards or risk sanctions such as the suspension of manufacturing or the seizure of drug products and the FDA’s refusal to approve additional ANDAs.

Products manufactured outside the United States and marketed in the United States are subject to all of the above regulations, as well as to FDA and U.S. customs regulations at the port of entry. Products marketed outside the United States that are manufactured in the United States are additionally subject to various export statutes and regulations, as well as regulation by the country in which the products are to be sold.

The Center for Medicare & Medicaid Services is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers’ agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions); for products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. Teva USA has such a rebate agreement in effect with the federal government. Federal and/or state governments have and are expected to continue to enact measures aimed at reducing the cost of drugs to the public, including the enactment, in December 2003, of Medicare legislation that expands the scope of Medicare coverage for drugs over the next two years. Teva cannot predict the nature of such measures or their impact on its profitability.

Various state Medicaid programs have in recent years adopted supplemental drug rebate programs that are intended to provide the individual states with additional manufacturer rebates that cover patient populations that are not otherwise included in the traditional Medicaid drug benefit coverage. These supplemental rebate programs are generally designed to mimic the federal drug rebate program in terms of how the manufacturer rebates are calculated, e.g., as a percentage of average manufacturer price. While some of these supplemental rebate programs are significant in size, they are dwarfed, even in the aggregate, by comparison to Teva’s quarterly Medicaid drug rebate obligations.

Canada. The Canadian federal government, under the Food and Drugs Act and the Controlled Drug and Substances Act, regulates the therapeutic products that may be sold in Canada and the applicable level of control. The Therapeutic Products Directorate is the national authority that evaluates and monitors the safety, effectiveness and quality of drugs, medical devices and other therapeutic products.

Issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations under the Patent Act. The Therapeutic Products Directorate will not issue a Notice of Compliance if there are any patents registered with the Health Canada Patent Registrar for the relevant drug product. Generic pharmaceutical manufacturers can either wait for the patents to expire or file a patent allegation. Filing a patent allegation often results in patent litigation with the brand company, in which case a Notice of Compliance will not be issued until the earlier of the expiration of a twenty-four month stay or resolution of the litigation in the generic company’s favor.

Provincial governments control expenditures on therapeutic products by establishing interchangeability formularies and benefit lists and only reimbursing products that are listed in the formulary and benefits lists. Provincial Ministries of Health, through their own review processes, determine the eligibility of the products for interchangeability by evaluating the drug quality, bioequivalence data, drug therapeutics, drug utilization and pharmacoeconomic issues.

Health Canada and Industry Canada have recently proposed amendments that, among other things, provide a market exclusivity period of eight and one half years for new pharmaceutical products. This may delay introduction of generic products. Other features of the amendments are designed to prevent multiple 24 month stays.

Israel. Israel, like other countries with advanced pharmaceutical industries, requires pharmaceutical companies to conform to international developments and standards. To this end and in order to meet the three basic criteria for drug registration: quality, safety and efficacy; regulatory requirements are constantly changing in accordance with scientific advances as well as social and ethical values. Legal requirements prohibit the manufacture, importation and marketing of any medicinal product, unless it is duly approved in accordance with these requirements.

As a result of the 1998 amendments to the patent law, the term of certain pharmaceutical patents may be extended under certain conditions for up to five years. A recent patent office decision interpreted this law to allow for patent term extensions which terminate after the parallel patent term extension in the U.S. In the future, this may impact Teva’s ability to manufacture in Israel for the U.S. market. The government has proposed new legislation, which would ensure that the patent term extension in Israel will terminate not later than the parallel U.S. patent term extension. Additionally the Israeli government has proposed introducing data exclusivity provisions, which may prevent the marketing of a generic product for a period of time after the initial registration of the innovator product. Although both proposals are under consideration by Israel’s parliament, it is uncertain whether either proposal will be passed into law in its current form, or in some other variation.

Europe. A directive of the European Union requires that medicinal products must have a marketing authorization before they are placed on the market in the European Union. Authorizations are granted after the assessment of quality, safety and efficacy. In order to control expenditures on pharmaceuticals, most member states in the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

The term of certain pharmaceutical patents may be extended in Europe by up to five years in order to extend effective patent life to fifteen years. Some older French and Italian patents were extended up to eight and eighteen years, respectively. Additionally, data exclusivity provisions in Europe may prevent launch of a generic product by six or ten years from the date of the first market authorization in the European Union. Legislation has been adopted which lengthens the exclusivity period for new products to 10 years for all members of the EU, with a possibility of extending the period to 11 years under certain circumstances. This legislation also enables the submission of a generic dossier to the health authorities eight years after the first market authorization, and allows for research and development work during the patent term for the purpose of submitting registration dossiers (comparable to the so-called “Bolar Amendment” in the United States).

During the course of 2004, Teva continued to register its products in Europe. As part of the mutual recognition procedure established by the European Union, an attempt was made to simplify registration, although centralized registration for generic products is, as yet, only possible in a few cases in Europe. Due to recent court interpretations of “essential similarity,” it has become possible to register generic drugs containing different salts of the active ingredient. Teva has significantly increased its registration efforts in a number of European countries: Hungary, the United Kingdom, France, Germany, The Netherlands and Poland.

Hungary. Only registered drugs may be marketed in Hungary. OGYI (the National Pharmaceutical Institute), an agency of the Ministry of Health, examines and approves the documents filed for health registration. Standards of approval correspond substantially to European Union standards. On granting marketing authorization, the price and amount of the National Health Authority subsidy are published in the official Health Gazette of the Ministry of Health. A pharmaceutical product may only be placed on the Hungarian market after such price and subsidy amounts have been published.

On January 1, 2003, Hungary joined the European Patent Convention and simultaneously amended its own patent act to conform to this convention. On the whole, the new patent act retained most provisions of the previous act, including the permission to perform research and development work and submission of dossiers during the patent term. This act, however, considers the maintenance of an inventory of such generics prior to the expiration of the patent to be infringement of the patent, while the maintenance of such an inventory was not considered infringement under the previous act.

In May 2004, Hungary joined the EU. As a result: (1) supplementary protection certificates became available in Hungary for products having marketing authorizations dated not earlier than January 1, 2000, which may extend the patent protection period for up to five years; (2) Hungary is able to participate in the EU’s mutual recognition procedure; and (3) from October 2005 the data exclusivity protection period will be extended from the current six years to ten or 11 years in effect in the EU.

Miscellaneous Regulatory Matters.

National, regional and local laws of general applicability, such as laws regulating working conditions, also govern Teva. In addition, Teva is subject, as are manufacturers generally, to various national, regional and local environmental protection laws and regulations, including those governing the discharge of material into the environment. Compliance with such environmental provisions is not expected to have a material effect on the operations of Teva in the foreseeable future.

As discussed above, data exclusivity provisions exist in many countries worldwide and may be introduced by additional countries in the future, although their application is not uniform. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after the patent protection has expired.

Pharmaceutical Production

Teva operates 19 finished dosage pharmaceutical plants in North America, Europe and Israel. The plants manufacture solid dosage forms, injectables, liquids and semi-solids. During 2004, Teva’s plants produced approximately 20 billion tablets and capsules and approximately 180 million injectable units. Teva is completing the construction of a production facility in Jerusalem, for solid dosage forms. This state-of-the-art plant is expected to be operational in the second half of 2005.

Teva’s two main manufacturing technologies – solid dosage forms and injectables – are available in each of the three above-mentioned geographical areas. Teva USA derives most of its sales from products manufactured outside of the United States mainly by other Teva subsidiaries.

Teva’s plants in the United States and Canada, the Kfar Sava and Cepha plants in Israel and the Haarlem plant in The Netherlands are FDA-inspected. Achieving and maintaining quality standards in compliance with the current Good Manufacturing Practice (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, require sustained efforts and expenditures. Teva has spent, and will continue to spend, significant funds and dedicate substantial resources for this purpose.

Raw Materials for Pharmaceutical Production

Teva has taken a global approach to manage the commercial relations with its main suppliers. Strategic decisions are made on a global basis, while day-to-day operations are run locally. Most packaging materials are purchased locally.

Teva API division is by far the major raw materials supplier for Teva’s pharmaceutical businesses. The remaining raw materials are purchased from suppliers located mainly in Europe, the Far East and the United States. Most of the purchases from the U.S.-based suppliers are controlled substances.

In order to seek protection for itself from possible supply interruptions, Teva qualifies alternate suppliers for its main products. Teva has implemented a supplier audit program to ensure that its suppliers meet its standards.

In the United States, Teva USA utilizes controlled substances in certain of its products and therefore must meet the requirements of the Controlled Substances Act and the related regulations administered by the Drug Enforcement Administration. These regulations include quotas on procurement of controlled substances and stringent requirements for manufacturing controls and security to prevent pilferage of or unauthorized access to the drugs in each stage of the production and distribution process. Quotas for controlled substances may from time to time limit the ability of Teva USA to meet demand for these products in the short run.

Organizational Structure

The following table sets forth, by geographic area (alphabetically), as of December 31, 2004, the name and jurisdiction of Teva’s operating subsidiaries. Except as otherwise indicated, Teva owns 100% of the ownership and voting interest in such subsidiaries.

North America:

Canada:	Novopharm Limited

Mexico:	Lemery S.A. de C.V.
Sicor de Mexico S.A. de C.V.
Sicor Latinoamerica S.A. de C.V.

United States:	Plantex USA, Inc.
Sicor Inc.
Sicor Pharmaceuticals, Inc.
Sicor Pharmaceuticals Sales, Inc.
Teva Neuroscience, Inc.
Teva Pharmaceuticals USA, Inc.

Europe:

France:	Teva Classics S.A.
Teva Santé SAS

Germany:	Gry Pharma GmbH

Hungary:	Human Pharmaceutical Works Company Limited by Shares– 98.56% owned
Humantrade Kft (97.36%)
Teva Hungary Pharmaceutical Marketing Company Limited by Shares (formerly known as Biogal Teva Pharma Rt) – 97.97% owned
Teva Pharmaceutical Works Company Limited by Shares (formerly known as Biogal Pharmaceutical Works Ltd) - 97.97% owned

Italy:	Dorom S.r.l.
Prosintex Industrie Chimiche Italiane S.r.l.
Sicor Societa Italiana Conticosteroidi S.r.l.
Teva Pharmaceutical Fine Chemicals S.r.l.
Teva Pharma Italia S.r.l.

Lithuania:	Sicor Biotech UAB

Switzerland:	Sicor Europe S.A.

The Netherlands:	Orphahell BV
Pharmachemie Group
Rakepoll Holding B.V.
Teva Pharmaceuticals Europe B.V.

United Kingdom:	Teva UK Limited –(formerly known as Approved Prescription Services Limited)

Israel:

Abic Biological Laboratories Teva Ltd.
Abic Ltd.
Assia Chemical Industries Ltd.
Plantex Ltd.
Salomon, Levin and Elstein Ltd.
Teva Medical Ltd.

China:

Tianjin Hualida Biotechnology Company Ltd. (45% owned)

Properties and Facilities

Listed below are Teva’s facilities as of December 31, 2004:

Plant Location	Square Feet (in thousands)	Main Function
Israel
Kfar Sava	352	Pharmaceutical manufacturing, research laboratories
Jerusalem, Israel	130	Pharmaceutical manufacturing, research laboratories, offices (two adjacent sites)
Jerusalem new plant	270	New pharmaceutical plant under construction
Netanya (2 sites)	382	API (chemical) manufacturing, pharmaceutical warehouses and distribution center
Ashdod, Israel	91	Hospital supplies manufacturing
Kiryat Shemona	78	Hospital supplies manufacturing
Beit Shemesh	52	Veterinary products manufacturing
Petach Tikva	93	Corporate headquarters
Petach Tikva	66	API, R&D and pilot plant
Ramat Hovav (Teva Tech)	510	API (chemical) manufacturing and R&D
United States
North Wales, PA	335	U.S. headquarters, warehousing and distribution center
Sellersville, PA	165	Pharmaceutical, manufacturing, R&D laboratories
Fairfield, NJ	44	Pharmaceutical manufacturing
Mexico, Missouri	146	API (chemical) manufacturing
Irvine, CA	320	Pharmaceutical manufacturing, R&D laboratories
Canada
Scarbourough, Ontario (4 adjacent sites)	382	Canadian headquarters, pharmaceutical packaging, warehousing, distribution center and laboratories
Stouffville, Ontario	140	Pharmaceutical manufacturing
Markham, Ontario	145	Pharmaceutical manufacturing (two adjacent sites, including 55,000 sq. ft. under construction)
Europe
Debrecen, Hungary	1,280	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories, warehousing
Gödöllõ, Hungary	347	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories (two adjacent sites)
Sajobabony, Hungary	36	New API plant
Haarlem, The Netherlands	232	Pharmaceutical manufacturing, warehousing, offices
Eastbourne, United Kingdom	103	Pharmaceutical packaging laboratories
Sens, France	61	Pharmaceutical manufacturing
Setimo, Italy	35	API manufacturing
Vilanterio, Italy	40	API manufacturing
Bulcagio, Italy	116	API manufacturing
Carono, Italy	19	API manufacturing
Rho Italy	74	API manufacturing
Santhia, Italy	120	API manufacturing
Vilnius, Lithuania (2 sites)	98	Biotech plant and R&D center
Rest of the World
Gajraula (U.P.), India	209	API (chemical) manufacturing
Lerma/Toluca, Mexico	41	API (chemical) manufacturing
Lerma/Toluca, Mexico	34	Biotech plant
Xochimilco, Mexico	65	Pharmaceutical manufacturing

Teva leases certain of its facilities. The Kfar Sava plant, the Jerusalem pharmaceutical plant, the Netanya chemical plant and the Ramat Hovav plant are operated out of buildings owned by Teva on land leased from the Israel Lands Administration. The leases with respect to the Kfar Sava plant extend until 2032 and 2034, with an option to renew until 2081 and 2083, respectively. The leases with respect to the Netanya plant extend until 2018 and 2022, with an option to renew until 2067 and 2071, respectively. The lease with respect to the Ramat Hovav plant extends until 2043, with an option to renew until 2092. The lease with respect to the Jerusalem pharmaceutical plant extends until 2021, with an option to renew until 2070. All of the above payments due under these leases (other than the options) have been prepaid. The corporate headquarters in Petach Tikva is leased until December 2006, with an option to renew annually until December 2012.

In North America, Teva leases its facility located in North Wales, Pennsylvania, the initial term of which expires in 2011, with a 5-year extension option. Teva leases part of its facilities in Fairfield, New Jersey, expiring in 2008. The leases on the two buildings in which Sicor conducts its manufacturing operations in Irvine, California expire in 2007 and 2008, respectively. Leases on the other Irvine buildings, which are used for warehouse, packaging, research and office purposes, expire at various times from September 2005 through 2007; all but one of those leases (used for office purposes) contain options to renew for up to two additional 5-year periods. Part of Novopharm’s headquarters in Toronto, Ontario is leased through 2010, with an option to renew for one additional 5-year period, while the other part currently is in month-to-month status. Novopharm also leases a manufacturing site on a month-to-month basis and a warehouse in Toronto under a lease that expires in 2006. The lease on Novopharm’s Stoufville facility expires in 2013. Last year, Novopharm purchased a manufacturing facility located in Markham, Ontario. It leases an additional manufacturing facility in Markham, the term of which expires in 2006.

Teva owns all of its other facilities.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Teva is a global pharmaceutical company producing drugs in all major treatment categories. Teva is one of the world’s largest generic drug companies and has the leading position in the U.S. generic market. Teva has successfully utilized its production and research capabilities to establish a global pharmaceutical operation focused on supplying the growing demand for generic drugs and on opportunities for proprietary branded products for specific niche categories, with its leading branded drug being Copaxone® for multiple sclerosis. Teva’s active pharmaceutical ingredients (“API”) business provides both significant revenues and profits from sales to third party manufacturers and strategic benefits to Teva’s own pharmaceutical production through its timely delivery of significant raw materials.

The generic drug industry as a whole, and therefore Teva’s own operations, are affected by demographic trends and budgetary constraints of governments and health care organizations. In each of the markets in which Teva operates, governments as well as private employers are working to control growing health care costs, and there is a steadily growing recognition of the importance of generics in providing access to affordable pharmaceuticals. The generic industry is deeply affected by trends of consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Teva, as an industry leader and a consolidator, differentiates itself by balancing its portfolio with generic and innovative activities, by its geographic breadth, by the strategic depth of its vertical integration, by combining local customer responsiveness with a “global edge” and by successfully managing increasing growth and complexity.

Economic Environment

Since Teva’s results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the major markets outside the United States in which it operates affect Teva’s results. In 2004, the European currencies continued to increase in value relative to the dollar, with the Euro being revalued during the year by 10%, the Hungarian Forint by 13%, the Pound Sterling by 7% and the Canadian dollar by 7%. In Israel, the New Israel Shekel (“NIS”) strengthened in value relative to the U.S. dollar by 2% during 2004.

The strengthening of currencies relative to the U.S. dollar accounted for approximately $100 million of the year-over-year growth of $1.5 billion in net sales in 2004, but, as explained more fully below, had an insignificant effect on net income.

Highlights

In 2004, Teva achieved substantial growth, reaching $4.8 billion in revenues. More than one-half of this sales growth was growth within Teva’s existing operations, with the balance representing the first time inclusion of the operations of Sicor, which was acquired on January 22, 2004.

After taking into account $633 million of expenses in 2004, primarily related to the acquisition of Sicor, and $73 million of net income in 2003, primarily related to the settlement with GlaxoSmithKline (“GSK”) which resulted in the receipt of Purinethol® products rights, net income in 2004 decreased by 52% to $332 million, as compared to 2003. Excluding these amounts, net income increased in 2004 over 2003 by 56% to $965 million. Teva believes that excluding these one-time items from its results of operations represents a better indicator of the underlying trends in its business. The results, after these exclusions and inclusions, are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s annual work plans and budgets, and ultimately to evaluate the performance of management.

Among the more significant factors affecting 2004 were:

•	The acquisition of Sicor, the results of which were consolidated for all but the first three weeks of 2004. The Sicor acquisition increased sales and net income in various of Teva’s operations, principally in its pharmaceutical operations in the United States, in the API business and in the pharmaceutical business outside the United States and Europe. This acquisition, net of its related one-time cost, was accretive during 2004.

•	The introduction of 30 new generic products in the United States, including, most significantly, the introductions of the generic versions of Oxycontin®, Neurontin®, Wellbutrin™ SR and Paraplatin®.

•	Significantly higher European sales of generic products, resulting from both new product launches and favorable currency trends.

•	The continued success of Copaxone® in both North America and Europe, where, despite an increasingly competitive environment, Copaxone® continued to increase its market share. In the fourth quarter of 2004, Copaxone®’s market share in the U.S. reached 32.6% of total MS prescriptions—its all-time quarterly high.

•	The growth in API third party sales, which increased by 35% year-over-year, led principally by increased sales of gabapentin and pravastatin and Sicor sales. Internal sales of API products to Teva’s own operations reached 47% of overall API sales in 2004.

•	Significantly increased gross and net R&D expenditures reflecting increases primarily in generic R&D efforts, including the addition and consolidation of Sicor’s R&D expenditures.

•	Financial income in 2004 compared with financial expenses during the comparable period, representing mainly favorable currency effects and the impact of favorable interest rate yields on fixed investments, compared to low fixed rate borrowings.

•	A further increased tax rate, which rose to 21.7% in 2004 compared to 20.8% in 2003, mainly reflecting Sicor’s higher tax rate.

•	Profitability margins which reached levels as follows: gross profit margin of 46.7%, operating profit margin of 25.1% and net income margin of 20.1% (in each case, after excluding the one-time items described below).

•	Cash flow from operating activities which reached a record $1.25 billion primarily as a result of the higher net income level in 2004.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data presented as percentages of net sales and the increase/decrease by item as a percentage of the amount for the previous year.

In the years ended December 31, 2004 and 2003, Teva recorded certain one-time items, the exclusion of which management believes presents a better indicator of the trends in its underlying operations. These items included:

•	in 2004, a charge of $633 million for expenses primarily related to write-off of in-process R&D in connection with the acquisition of Sicor; and

•	in 2003, $73 million of net income primarily related to a litigation settlement with GSK which resulted in Teva’s receipt of rights to Purinethol®.

A detailed reconciliation of our U.S. GAAP reported results and our results after the exclusion of such items, a non-GAAP financial measure, is presented under Item 3 above. Both the table of percentage changes which accompanies this analysis and the textual descriptions below, analyze results before, as well as after, giving effect to such charges and benefits.

	Percentage of Net Sales Year Ended December 31			Percentage Change Comparison
	2004	2003	2002	2004-2003	2003-2002
	%	%	%	%	%
Reported Results
Net Sales	100.0	100.0	100.0	46.5	30.1
Gross Profit	46.7	46.4	43.5	47.4	38.7
Research & Development Expenses	7.4	7.4	7.7	46.3	26.4
Less Participations and Grants	(0.4)	(0.9)	(1.1)	(40.8)	8.3
Research & Development – Net	7.1	6.5	6.6	58.5	29.4
Selling, General and Administrative Expenses	14.5	15.9	16.1	33.8	28.1
Operating Income	12.0	26.8	20.8	(34.1)	67.4
Financial Income (Expenses) – Net	0.5	(0.2)	(1.0)	N/A	N/A
Income Before Income Taxes	12.6	26.6	19.8	(30.8)	74.7
Net Income	6.9	21.1	16.3	(51.3)	68.4

Data Before One-Time Items (non-GAAP financial measures)
Operating Income	25.1	24.0	20.8	53.5	49.8
Income Before Income Taxes	25.7	23.8	19.8	57.8	56.1
Net Income	20.1	18.9	16.3	56.1	50.6

Sales – General

Consolidated sales by geographic areas and business segments were as follows:

Sales by Geographical Areas

						Percent Change
Sales for the Period	2004	2003	2002	% of 2004	% of 2003	2004 from 2003	2003 from 2002
	U.S. dollars in millions
North America	3,059	2,055	1,611	64%	63%	49%	28%
Europe	1,245	861	600	26%	26%	45%	44%
Rest of the World	495	360	308	10%	11%	37%	17%

Total	4,799	3,276	2,519	100%	100%	46%	30%

Sales by Business Segments

						Percent Change
Sales for the Period	2004	2003	2002	% of 2004	% of 2003	2004 from 2003	2003 from 2002
	U.S. dollars in millions
Pharmaceuticals	4,276	2,885	2,241	89%	88%	48%	29%
API *	501	371	259	10%	11%	35%	43%
Other	22	20	19	1%	1%	13%	4%

Total	4,799	3,276	2,519	100%	100%	46%	30%
* Third party sales only.

Teva’s overall sales growth for 2004 was driven principally by the growth of both the pharmaceutical and the API business segments, together with the impact of Sicor acquisition, as well as favorable currency trends, which contributed approximately 7% of the increase in consolidated sales.

Pharmaceutical Sales

North America

In 2004, pharmaceutical sales in North America amounted to $2,758 million, representing an increase of 51% over 2003. The increase in sales was attributable to:

•	products that were launched during 2004, including the generic versions of the following products (listed in the order of their launch during the year): Floxin®, Lotensin®, Wellbutrin™ SR, Buspar®, Zaroxolyn®, Oxycontin®, Ortho Cyclen®-28, Ortho Tri-Cyclen®, Zebeta®, Fludara®, Zyban®, Cipro®, Adenocard®, Glucophage®XR, Brethine®, Paraplatin®, Diflucan®, Prilosec®, Depo-Provera®, Augmentin® ES, Betapace AF®, Rebetol®, Neurontin®, Romazicon®, Pletal®, Ceftin® and Accupril®;

•	the inclusion of Sicor’s sales for almost the entire 2004 calendar year; and

•	the continued growth in sales of Copaxone®, which reached a quarterly market share of 32.6% of total U.S. MS prescriptions during the fourth quarter of 2004.

While the major portion of 2004 product launches derived from Teva’s R&D pipeline, some of the key products that were launched in 2004 were derived either from existing or new collaboration agreements. Such agreements demonstrated Teva’s commitment to bringing important new generic products to the U.S. market in the face of complex legal and regulatory barriers. These collaborations included an April 2004 exclusivity sharing agreement with Alpharma Inc., under which Alpharma permitted Teva to launch its generic version of Neurontin® capsules and tablets in the U.S. within Alpharma’s exclusivity period in exchange for certain profit sharing arrangements, as well as certain risk sharing arrangements relating to patent litigation risks regarding the products. Following an adverse patent decision relating to its own formulation for a generic version of Accupril®, Teva also entered into a strategic alliance in October 2004 with Ranbaxy Pharmaceuticals Inc. granting Teva the exclusive marketing rights in the U.S. for Ranbaxy’s generic version of Accupril®. Teva relinquished its own Paragraph IV exclusivity rights with respect to this product in order to enable this collaboration, and launched the generic version of Accupril® in December 2004.

In February 2005, as settlement of a patent dispute with GSK over the generic version of Lamictal®, Teva was granted an exclusive royalty-bearing license from GSK to distribute generic lamotrigine chewable tablets (5 mg and 25 mg) in the United States no later than June 2005. The agreement with GSK, which remains subject to government review, also granted Teva the exclusive right to manufacture and sell its own generic version of lamotrigine tablets (25 mg, 100 mg, 150 mg and 200 mg) in the U.S. with an expected launch in 2008 prior to patent expiry (including any period of pediatric exclusivity).

In February 2005, IVAX Corporation announced that it had entered into a settlement of its litigation with the FDA and Alpharma Inc. regarding gabapentin, the generic equivalent of Neurontin®. Pursuant to the settlement, Alpharma waived its FDA awarded 180-day marketing exclusivity in favor of IVAX, effective on March 23, 2005 for gabapentin capsules, and April 29, 2005 for gabapentin tablets. As a result, IVAX will be able to market generic gabapentin capsules and tablets prior to the expiration of Alpharma’s 180-day marketing exclusivity periods. Under the terms of the exclusivity sharing agreement with Alpharma, Teva was permitted to launch its generic gabapentin capsules and tablets, which it did in October and December 2004, respectively.

In early 2004, a generic version of Purinethol® entered the market to compete with the brand product to which Teva had acquired rights in 2003 pursuant to a litigation settlement with GSK and which Teva had sold since July 2003. As a result of this early entrance of a generic version of Purinethol® and the expected decrease in future sales, Teva recorded a $30 million charge in 2004 as a partial impairment of the Purinethol® product rights.

Teva expects that its growth in North America will continue to be fueled by its strong U.S. generic pipeline, which as of February 8, 2005, included 140 ANDAs, including 18 tentative approvals and 122 pending ANDAs. Total annual branded sales of this pipeline exceed $82 billion. Included among these ANDAs are several products resulting from collaborations with Biovail, Impax and Andrx.

While a major portion of North American pharmaceutical sales growth during 2004 was driven by the inclusion of Sicor sales, practically all the increase in sales during 2003 over 2002 was the result of growth. In 2003, pharmaceutical sales in North America amounted to $1,827 million, representing an increase of 26% over 2002. The increase in sales was attributable to launches of new generic products in 2003, as well as the continued growth in sales of Copaxone® and the sales of Purinethol®.

In Canada, during 2004, following up on sales growth in the latter half of 2003, Teva continued to experience substantial growth. Pharmaceutical sales in the Canadian market increased over 50% from 2003 due to 16 new product launches as well as the revaluation of the Canadian Dollar against the U.S. Dollar. The new products launched by Novopharm included the generic versions of: Zocor®, Cipro®, Imovane®, Zantac Oral Solution®, Mobicox®, Remeron®, Levaquin®, Arava®, Paxil®, Lamictal®, Clavulin®, Floxin®, Celexa®, Elavil®, Tofranil® and Valium®. A further 31 products have been submitted to the Canadian Therapeutic Products Directorate and are awaiting approval. Collectively, the brand name versions of these products had sales in the Canadian market in 2004 exceeding U.S. $2.5 billion.

Europe

Pharmaceutical sales in Europe in 2004 amounted to $1,099 million, an increase of 46% compared to 2003, primarily due to the sale of new generic products. Among the significant products sold by Teva in Europe during 2004 were the generic versions of Neurontin®, Zocor®, Losec®, Tritace® and Lipostat®, that were launched during 2003 and 2004. In addition, higher sales of third party products in Hungary, the continued penetration of Copaxone® in Europe and the 10% revaluation of the Euro against the U.S. dollar (when average compared to average) contributed to the sales increase.

In December 2004, Teva acquired Dorom S.r.l., one of the largest suppliers of generic pharmaceuticals to the Italian retail market, for approximately $93 million in cash. This acquisition had an insignificant impact on 2004 results, but is expected to further strengthen Teva’s position in the Italian market for generic products.

In 2004, Teva received 156 generic approvals in Europe, in addition to its pipeline of 730 products awaiting final approval in 19 different countries as of February 28, 2005. Teva believes that this pipeline of applications will generate significant growth in the next several years.

Pharmaceutical sales in Europe in 2003 amounted to $751 million, an increase of 47 % compared to 2002, primarily due to the launch of new products by Teva in Europe during 2003, including the generic versions of Neurontin®, Zocor® and Diflucan®, the continued penetration of Copaxone® in Europe and the 20% revaluation of the Euro against the U.S. dollar (when average compared to average).

During the course of 2004, Teva continued to register its generic products in Europe. Although European Union regulatory harmonization efforts have simplified some pharmaceutical product registrations, truly harmonized registration for generic products in Europe remains impracticable in light of differences which exist among member states. Teva has significantly increased its registration efforts, primarily focusing on the United Kingdom, The Netherlands, France, Germany and Italy.

Rest of the World

Israel. Pharmaceutical sales in Israel, which amounted to $263 million in 2004, increased by 8% compared to 2003. However, net of the impact of the strengthening during the year of the NIS relative to the U.S. dollar, sales increased by 6%. The increased NIS sales were achieved by new product launches as well as new distribution agreements. Teva continues to face adverse trends in the Israeli market. These trends include: budgetary constraints of Israel’s principal health care providers, the ongoing “genericization” of the Israeli market (although Teva participates in both the generic and branded markets), regulations that seek to harmonize private market prices with those of Western Europe and, to a lesser extent, regulations that permit the parallel importation of pharmaceutical products.

Other Countries. Teva’s pharmaceutical sales to markets outside of North America, Europe and Israel amounted to $156 million, an increase of 144%. This increase represents primarily the inclusion of Sicor’s sales in these regions, largely in Mexico, where it maintains significant operations, as well as growth, including increased sales of Copaxone® in certain countries.

The continuing economic stabilization of Latin American countries, especially Argentina and Brazil, helped enable Teva to continue its business development in this region, without the increased level of risk that was formerly experienced as a result of economic instability in the region.

Copaxone®

In-market global sales of Copaxone® in 2004 amounted to $936 million, an increase of 30% over 2003. According to IMS, for the second half of 2004, Copaxone® was the market leader in the U.S. in terms of new prescriptions and reached an all-time high monthly market share (for total prescriptions) of 32.6% in December 2004. U.S. Copaxone® sales represented 67% of total in-market global sales in 2004 and amounted to $625 million, an increase of 26%. In-market sales outside the United States, primarily in Europe, increased 38%, to $311 million driven by significant sales increases in Italy, U.K., France and Germany, the largest MS market in Europe. Copaxone®’s global sales growth rate was greater than the growth rate of the global market for MS products. The growth in in-market sales of Copaxone® in the United States also reflected the impact of price increases announced in the beginning of 2004 of 9.2% as well as in mid-2003 of 9.4%. 2005 sales will be impacted by the additional price increase of 9.4% announced in October 2004. Sales growth of Copaxone® in Europe also reflected the positive impact of the strengthening of the European currencies against the U.S. dollar.

In 2003, in-market global sales of Copaxone® amounted to $720 million, an increase of 34% over the previous year. U.S. sales in 2003 accounted for 69% of global sales of Copaxone®. The growth in in-market sales of Copaxone® in the United States also reflected the impact of a 9.4% price increase announced in April 2003 and a 6.7% price increase announced in April 2002 in connection with the introduction of the pre-filled syringe. Sales growth of Copaxone® in Europe also reflected the positive impact of the strengthening of the European currencies against the U.S. dollar.

On February 28, 2005, Biogen and Elan announced the voluntary suspension of Tysabri®, a new MS therapy which was launched in the United States in December 2004. Teva continues to believe that Copaxone® is a superior product and that it, alone among all of the existing MS therapies, is the only product for which efficacy has been shown to be sustained for over 10 years.

Active Pharmaceutical Ingredients Sales (API)

Sales of active pharmaceutical ingredients to third parties in 2004 amounted to $501 million, an increase of 35%. At the same time, intercompany sales of active pharmaceutical ingredients during 2004 increased 55% and amounted to $439 million. The increase in both the sales to third parties and intercompany sales reflects primarily the inclusion of Sicor API sales, as well as significant sales of gabapentin and pravastatin API. The high proportion of intercompany sales reflects the strategic importance of vertical integration and is one of the reasons for Teva’s continued improvement in gross profitability. Total sales of the API division in 2004, including intercompany sales, increased by 44% to $940 million.

Sales of active pharmaceutical ingredients to third parties in 2003 amounted to $371 million, an increase of 43%. The increase in sales to third parties was the result of higher sales of API products in the U.S. and worldwide, as well as the contribution of twelve months of sales from Teva Pharmaceutical Fine Chemicals as compared to six months in 2002. At the same time, intercompany sales of active pharmaceutical ingredients during 2003 increased 38% and amounted to $283 million. These intercompany sales represent 38% of total raw material consumption of Teva’s pharmaceutical businesses. Total sales of the API division in 2004, including intercompany sales, increased by 41% to $654 million.

Other Income Statement Line Items

Gross Profit

Gross profit margins reached 46.7% in 2004, compared with 46.4% in 2003 and 43.5% in 2002, reflecting a continuing improvement of product mix, including higher sales of newly launched products and Copaxone®, as well as the increasing benefits of Teva’s vertically integrated API division. Gross margins also improved due to the inclusion of Sicor with its higher gross profit margins. These improvements were achieved despite factors such as a larger proportion of products that were launched with partners, including the generic versions of Neurontin® and Accupril®, as well as the write-off of quinapril inventory necessitated by an unanticipated adverse patent court ruling, which negatively impacted gross profit margins. As required under US GAAP, Sicor’s acquired inventories were stepped up to their fair market value at the date of acquisition. As a result, the sales of these existing inventories negatively impacted Teva’s gross profit margins during the first quarter of 2004.

The increase in gross profit margins in 2003 compared to 2002, resulted primarily from higher sales of newly launched products and Copaxone®, reflecting a continuing improvement in product mix, as well as the increasing benefits of Teva’s vertically integrated API division. Profit margins in both periods were also benefited by favorable currency fluctuations and synergies achieved throughout Teva.

As in the recent past, on a going forward basis, we anticipate that our gross margins will fall within the range of between 45%-48%, with quarterly margins varying due to shifts in our product mixture and shifts in the geographic spread of our sales.

Research and Development (R&D) Expenses

While gross research and development expenses and net research and development expenses as a percentage of sales remained practically the same, they increased in 2004 in absolute terms by 46% and 59%, respectively, as a result of increased spending mainly on generic R&D.

Generic R&D expenses in 2004 accounted for 55% of Gross R&D expenses, an increase of approximately 49% compared to 2003, due to increased R&D activity for North America, including R&D efforts for Novopharm, as well as generic R&D efforts for Europe. Generic R&D also increased due to the inclusion of Sicor’s generic R&D activities. Innovative R&D expenses amounted to approximately 27% of Gross R&D expenses for 2004, an increase of 12% compared to 2003, mainly attributed to higher expenditures relating to MS and other pipeline projects. The balance was dedicated to the development of other products, principally new products for the API division.

In 2004, Teva substantially increased its research efforts to enhance the development of its generic pipeline. During the course of the year, Teva submitted an additional 53 ANDAs to the FDA and 31 abbreviated new drug submissions in Canada,

On July 5, 2004, approximately ten months after submission of the Agilect® file, Teva received an approvable letter from the FDA for the treatment of Parkinson’s disease as initial monotherapy in early Parkinson’s disease patients and as adjunct therapy to levodopa in moderate-to-advanced stages of the disease, which included certain questions and a request for clarifications. Since then, Teva has been working closely with the FDA and a written response was sent during early November 2004 to address all outstanding issues. The FDA has up to six months to review Teva’s response.

On November 18, 2004, the Committee for Medicinal Products for Human use (“CHMP”) of the EMEA issued a positive opinion recommending approval of Azilect® for the treatment of Parkinson’s disease both as initial monotherapy in patients with early Parkinson’s disease and as adjunct treatment to levodopa in moderate-to-advanced stages of the disease. On February 22, 2005, the European Commission issued a Marketing Authorization valid throughout the European Union for Azilect® for the treatment of Parkinson’s disease for both of such indications. Teva and its partner, H. Lundbeck A/S, expect to launch the product in various countries across Europe starting in the second quarter of 2005.

In January 2005, Azilect® was granted marketing authorization in Israel and a launch is anticipated in March 2005.

In June 2004, Teva signed an agreement with Active Biotech AB, a Sweden-based biotechnology company, to develop and commercialize laquinimod, a novel immunomodulatory compound which has the potential to be one of the first orally available disease modifying treatment for MS. Teva made an upfront payment to Active Biotech and has agreed to conduct and fund the further clinical development of laquinimod. The agreement between the two companies also calls for Teva to make payments to Active Biotech upon the achievement of various sales targets and other milestones, with maximum payments of $92 million.

While gross research and development expenses and net research and development expenses as a percentage of sales remained practically the same in 2003 relative to 2002, they increased in 2003 in absolute terms by 26% and 29%, respectively, as a result of increased spending mainly on generic R&D.

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

During 2003, Teva also entered into a long-term strategic alliance with Eisai, for the co-development of rasagiline for several additional indications, the initial one being Alzheimer’s disease, and for the co-promotion in the United States of Agilect® for the treatment of Parkinson’s disease. Payments from Eisai under this alliance accounted for a significant part of the 2003 R&D participations.

Selling, General and Administrative Expenses

SG&A expenses in 2004 amounted to $697 million, an increase of 34% over 2003, but as a percentage of sales, SG&A expenses decreased to 14.5% as for 2004 from 15.9% for 2003. These results reflect the combined impact of offsetting factors, including, on the one hand, increased expenses resulting from the consolidation of Sicor, offset, on the other hand, by higher sales volumes. Teva believes that SG&A expenditures as a percentage of sales should generally decline as sales continue to increase, although the launch of Azilect® or increased support for Copaxone® could impact this trend going forward.

SG&A expenses in 2003 amounted to $521 million, an increase of 28% over 2002, but as a percentage of sales remained at the same approximate 16% level as for the full year 2002. These results reflect conflicting factors such as increased expenses mainly caused by the consolidation for the twelve month period of two European subsidiaries acquired in mid-2002 and higher insurance premiums, offset by higher sales volumes.

Operating Income

Operating income increased as a result of the combined impact of the factors described above.

Financial Income (Expenses)

In 2004, Teva recorded financial income of $26 million, compared with an expense of $5 million during 2003. During 2004, financial income benefited from the strengthening of currencies against the U.S. dollar, mainly the Euro, as well as the Hungarian Forint and the Canadian dollar. In addition, Teva saved both interest and the amortization of issuance expenses associated with those of debentures that were converted and started to benefit from the increasing interest rates through higher yields on a larger pool of investments, at the same time that most of its liabilities bore fixed interest rates. However, the 2004 financial income did not flow directly into net income, as it was partially offset by the negative impact that currencies had on various expense items.

Financial expenses in 2003 decreased by 80%. This substantial decrease from 2002 resulted from a combination of the low interest rate on $450 million of 0.375% Convertible Senior Debentures due 2022 which were issued in November 2002, increased cash generated from operations, the conversion in October 2003 of substantially all of the $550 million of 1.5% Convertible Senior Debentures due 2005 and capital gains realized in connection with the liquidation of part of Teva’s investment portfolio to generate cash needed for the Sicor acquisition. In addition, gains from transactions to hedge certain exposures of its business activities, which were partially offset in other line items, decreased financial expenses.

Taxes

Provisions for taxes as a percentage of pre-tax income amounted to 21.7% in 2004, as compared with 20.8% in 2003 and 17% in 2002. The rate of tax fluctuates with the source of taxable income. The statutory Israeli corporate tax rate is 35% compared to 36% in 2003 and is expected to further decrease to a rate of 34% in 2005, 32% in 2006 and 30% in 2007. However, Teva’s effective consolidated tax rates are considerably lower, since a major portion of Teva’s income in Israel is derived from “approved enterprises” and part of its income is derived in countries where the tax rate is lower than 35% or benefits from other tax incentives. The increased tax rate in 2004 as compared to 2003 mainly represents the addition of Sicor with its generally higher tax rates. Nevertheless, this increase was partially offset by the commencement of the realization of new tax benefits on incremental Copaxone® sales as a result of building a second production facility for Copaxone® in the south of Israel in a tax-advantaged zone, as well as increased profits in low tax jurisdictions, primarily in Hungary.

The increased tax rate in 2003 as compared to 2002 resulted from the expiration of certain tax benefits relating to Copaxone® and one of Teva’s approved enterprises in Israel.

Expansion projects of Teva and certain of its subsidiaries in Israel have been granted “approved enterprise” status. Such status confers tax benefits, including a complete tax exemption for the income generated by such projects, for periods of time ranging from two to ten years from the first year in which the approved enterprise first realizes taxable income, depending upon the region of Israel in which such enterprises are located. For the period from the end of the tax exemption until the tenth year in which the approved enterprise first realized taxable income, such enterprises enjoy a reduced corporate tax rate of up to 20%, subject to certain limitations. Teva’s current tax rates in Israel are positively affected by such exemptions that, as they relate to projects of Teva, have terms expiring through 2012.

Going forward, Teva expects to have a lower tax rate on its Israeli income, but its global tax rate will reflect its geographical income mix. Therefore, Teva estimates that an effective tax rate of approximately 22% would be a reasonable working assumption for its tax rate in 2005.

Net Income and Earnings per ADR

After taking into account certain one-time items (net of tax), relating to charges of $633 million in 2004 primarily relating to the acquisition of Sicor and also excluding $73 million of net income from the 2003 results primarily related to the settlement with GSK which resulted in the receipt of Purinethol®, net income totaled $332 million in 2004, as compared with $691 million in 2003 and fully diluted earnings per ADR amounted to $0.50 and $1.16 in 2004 and 2003, respectively. Before taking into account these items, net income increased by 56% over 2003 to $965 million and fully diluted earnings per ADR amounted to $1.42 ($1.47 before the impact of the change in accounting rules described below) and $1.04 ($1.07 before the impact of the new accounting rules) in 2004 and 2003, respectively, an increase of 37%. A detailed reconciliation of our US GAAP reported results and our results after the exclusion of such items, a non-GAAP financial measure, is presented under Item 3 above.

The difference between the net income growth rate and the fully diluted earnings per ADR growth rate is attributable to the substantial increase in share count year over year, mainly resulting from the Sicor acquisition, both the shares actually issued to the previous owners of Sicor (approximately a 6% dilution) and those deemed outstanding for purposes of the calculation arising from the convertible debentures sold to finance a portion of that acquisition (approximately a 4% dilution).

In this regard, in January 2004, upon the consummation of the acquisition of Sicor, approximately 47 million additional Teva ADRs were issued. In connection with the Sicor acquisition, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024, both of which series have contingent conversion features. Should the closing price of Teva ADRs for at least 20 trading days during the applicable 30 trading day period exceed the contingent conversion price of approximately $49.27 for the Series A debentures and approximately $45.83 for the Series B debentures and in certain other circumstances, then the debentures will become convertible into approximately 12 million and 18 million Teva ADRs, respectively.

All EPS figures reflect the new Emerging Issues Task Force No. 04-8 (EITF 04-8) accounting pronouncement that relates to convertible debentures with a contingent conversion feature. This pronouncement became applicable in the fourth quarter of 2004 with an adverse effect on Teva’s EPS, before giving effect to certain one-time items of approximately one cent per quarter and five cents for the whole of 2004, which reflects the dilutive effect of the 0.5% and 0.25% Convertible Senior Debentures due 2024. Since the contingent conversion prices of $25.75 applicable to Teva’s $360 million of Convertible Senior Debentures due 2021 (which were called for redemption in August 2004) and of $25.74 applicable to Teva’s $450 million of Convertible Senior Debentures due 2022 were triggered effective as of the third quarter of 2003, Teva had included these debentures in its fully diluted EPS calculation since such time; accordingly, the new rules did not impact the accounting treatment relating to these convertibles in 2004. However, the comparable figures in 2003, 2002 and 2001 have been restated to reflect the impact of the new rules for the relevant period during which the debentures were outstanding.

In June 2004, Teva effected a 2:1 stock split. The comparable earnings per ADR figures have been adjusted to reflect the impact of the stock split.

During 2004, the Company spent $188 million to repurchase 6.9 million of Teva’s shares and $25 million of convertible debentures pursuant to an authorization by Teva’s board of directors to repurchase Teva securities in an amount valued at up to $300 million of Teva’s securities, which was increased to $600 million in December 2004, as well as pursuant to a previous $50 million repurchase authorization. This purchase of securities had the result of decreasing total outstanding shares on a fully diluted basis at December 31, 2004 by 7.5 million shares. As of March 11, 2005, the accumulated funds spent on the new repurchase program amounted to $388 million representing 13.7 million shares.

In August 2004, as a result of a call for their redemption, $360 million of 0.75% Convertible Senior Debentures due 2021 were converted into approximately 17 million ADRs. These debentures had already become dilutive as of the third quarter of 2003 as a result of the contingent conversion feature having been triggered.

In 2003, net income totaled $691 million, an increase of 69% as compared with $410 million in 2002. Fully diluted earnings per ADR in 2003 amounted to $1.16, an increase of 57% over 2002. Before the one-time items described above, net income in 2003 amounted to $618 million and the fully diluted earnings per ADR reached $1.04, an increase of 51% and 41%, respectively, as compared with 2002.

In October 2003, as a result of a call for their redemption, $550 million of 1.5% Convertible Senior Debentures due 2005 were converted into approximately 26 million ADRs. These debentures did not have a contingent conversion feature. Therefore, this conversion had no dilutive impact, since the shares issued had already been factored into Teva’s fully diluted EPS calculations.

Certain One-Time (Charges)/Benefits

The table below details certain one-time charges or benefits for the periods indicated that have been eliminated or added to enhance the understanding of the business and their respective effect on earnings per ADR. Teva believes that excluding the following one-time items, which primarily relate to purchase accounting adjustments in connection with the Sicor acquisition (mainly in-process R&D) and to certain product rights acquired as part of a litigation settlement, from its results of operations represents a better indicator of the underlying trends in its business. The results, after these exclusions and inclusions, are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s annual work plans and budgets, and ultimately to evaluate the performance of management.

Year	U.S. dollars in millions	U.S. dollars per ADR		Details
2003	73	0.12	*	Receipt of North American rights to Purinethol® from GlaxoSmithKline net of restructuring expenses related to impairment of property, plant and equipment in connection with the shutdown and transfer of an API facility.

2004	(633)	(0.92)		Sicor acquisition in-process R&D; in-process R&D relating to two collaboration agreements; step-up of Sicor inventory; partial impairment of Purinethol® product rights.

*	After giving retroactive effect to the 2:1 stock split effected in June 2004.

The in-process R&D acquired as part of the Sicor acquisition related to 32 injectable products having a range of values of between $1 million and $68 million, with an average value of approximately $18.2 million per product, and includes two products each with a value marginally above 10% of the total value. Of these products, four were launched during 2004, including medroxyprogesterone, the product with the highest value.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which Teva operates – mainly the NIS,

Euro, Canadian dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During 2004, the European currencies continued to appreciate against the U.S. dollar. The Euro’s exchange rate relative to the U.S. dollar reached €1.36 at December 31, 2004, representing a 7% year-end to year-end revaluation. However, the difference between the average exchange rates in 2004 and in 2003 was higher, amounting to 10%. The Hungarian Forint and Pound Sterling appreciated by approximately 13% and 7%, respectively, and the Canadian dollar appreciated by 7% (when comparing average to average). While sales in Europe benefited significantly from the strengthening of the European currencies, the impact on consolidated net income was mitigated by the fact that most products sold in Europe were produced in Europe, where costs in dollar terms were higher as a result of the stronger currencies. This was further mitigated by purchases of European raw materials for use in non-European production, the dollar value of which increased.

During 2004, the NIS appreciated relative to the U.S. dollar, by a rate of 2% (when comparing average to average). While this revaluation had the effect of increasing the dollar value of Israeli sales, its net effect on the 2004 consolidated results was negative because Teva experienced an excess of NIS-denominated expenses over NIS-denominated income resulting principally from the high level of export from Israel.

Such European currency and NIS revaluations during 2004 had the net effect of increasing sales by approximately $100 million, but had only an insignificant impact on net income in 2004.

In terms of the Israeli Consumer Price Index (“CPI”), 2004 was another year with low inflation rates, as the CPI increased by just 1.4%.

Historically, the NIS has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeded average inflation rates in western economies. Such devaluations in any particular fiscal period were never completely synchronized with the rate of inflation in Israel and therefore may have lagged behind or exceeded the underlying inflation rate. However, 2004 was the second year in a row, in which the NIS was revalued, although to a lesser extent.

The table below sets forth the annual rate of inflation in Israel, the annual rate of devaluation of the NIS against the U.S. dollar and the gap between them.

	Year ended December 31,
	2004	2003	2002	2001	2000
Inflation (CPI)	1.2%	(1.9)%	6.5%	1.4%	0%
Devaluation/(Revaluation)	(1.6)%	(7.6)%	7.3%	9.3%	(2.7)%
Inflation/devaluation gap	2.8%	5.5%	(0.8)%	(7.9)%	2.7%

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described below. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. Please refer to Note 1 to Teva’s consolidated financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2004 for a summary of all of Teva’s significant accounting policies.

Revenue Recognition and Sales Reserves and Allowances

Revenue is recognized generally when title and risk of loss for the products is transferred to the customer. Provisions for chargebacks, returns, customer volume rebates, Medicaid rebates, other promotional arrangements, prompt pay discounts and price protection payments are established concurrently with the recognition of revenue. Accordingly, reported net sales is net of those deductions. These provisions primarily relate to sales of pharmaceutical products in the North American marketplace, principally the United States. The following briefly describes the nature of each deduction and how provisions are estimated in Teva’s financial statements.

Provisions for chargebacks, returns, rebates, other promotional items and price protection provisions are included in “Accounts payable and accrued expenses” under the heading of current liabilities in Teva’s balance sheets included in the accompanying financial statements. Prompt pay discount provisions are netted against “Accounts receivable, net.” Teva adjusts these provisions in the event that it appears that the actual amounts may differ from the estimated provisions.

Chargebacks. Teva has arrangements with various third parties, such as managed care organizations and drug store chains, establishing prices for certain of its products. While these arrangements are made between Teva and these customers, the customers independently select a wholesaler from which they purchase the products. Alternatively, certain wholesalers may enter into agreements with the customers, with the concurrence of Teva, that establish the pricing for certain products which the wholesalers provide. Under either arrangement, Teva will issue a credit (referred to as a “chargeback”) to the wholesaler for the difference between the invoice price to the wholesaler and the customer’s contract price.

Provisions for chargebacks are the most significant component of Teva’s revenue recognition process, involving estimates of contract prices across in excess of 500 products and multiple contracts with multiple wholesalers. The chargeback varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion with an increase or decrease in sales.

Provisions for estimating chargebacks are calculated using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products. Chargeback provisions are compared to externally obtained distribution channel reports for reasonableness. Teva regularly monitors the provision for chargebacks and makes adjustments when it believes actual chargebacks may differ from estimated provisions. In addition, because Teva will often agree to modify contract pricing with changes in the marketplace, Teva considers current and expected price competition when evaluating the provision for chargebacks.

Returns. Under certain conditions, the customer is able to return its purchases to Teva. Teva records a reserve for estimated sales returns in accordance with the provision of FAS 48, “Revenue Recognition When Right of Return Exists.” The returns provision is estimated by applying a historical relationship of customer returns to the amounts invoiced for the estimated lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2004 were generally between 18-21 months from the date of sale. Additionally, Teva considers factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors and changes in formularies or packaging for determining the overall expected levels of returns.

Customer Volume Rebates. Rebates are primarily related to volume incentives and are offered to key customers to promote loyalty. These rebate programs provide that, upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives a rebate. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement. Externally obtained inventory levels are evaluated in relation to estimates made for rebates payable to indirect customers.

Medicaid Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. Teva estimates these rebates based on historical trends of rebates paid as well as changes in wholesaler inventory levels and increases or decreases in sales.

Other Promotional Arrangements. Other promotional or incentive arrangements are periodically offered to customers specifically related to the launch of product or other targeted promotions. Provisions are made or expenses recorded in the period for which the customer earns the incentive in accordance with the contractual terms.

Prompt Pay Discounts. Prompt pay discounts are offered to most customers to encourage timely payment. Discounts are estimated at the time of invoice based on historical discounts in relation to sales. Prompt pay discounts are almost always utilized by customers. As a result, the actual discounts do not vary significantly from the estimated amount.

Price Protection Payments. The custom in the pharmaceutical industry is generally to grant customers price protection based on the customers’ existing inventory contemporaneously with decreases in the market price of the related product. Provisions for price reductions depend on future events, including price competition, new competitive launches and the level of customer inventories at the time of the price decline. Teva regularly monitors the factors that influence the pricing of its products and customer inventory levels and adjusts these estimates where appropriate.

Sales reserves and allowances for third party sales of pharmaceutical products to U.S. customers at December 31, 2004 and 2003 were as set forth on the below table. Such sales reserves and allowances to U.S. customers comprised approximately 90% of Teva’s total sales reserves and allowances as of December 31, 2004.

		Accounts Payable and Accrued Expenses
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2002	$13,429	$84,262	$38,887	$50,183	$186,761
Provisions related to sales made in current period	54,902	500,265	48,180	327,209	930,555
Provisions related to sales made in prior periods	—	—	21,314	4,393	25,708
Credits and payment	(48,724)	(474,198)	(43,370)	(307,032)	(873,324)

	$19,607	$110,329	$65,011	$74,753	$269,700

Balance at December 31, 2003	$19,607	$110,329	$65,011	$74,753	$269,700
Acquisition of Sicor	2,821	31,391	9,214	11,402	54,828
Provisions related to sales made in current period	74,890	945,498	81,964	449,635	1,551,987
Provisions related to sales made in prior periods	—	—	19,394	782	20,176
Credits and payments	(70,077)	(781,159)	(54,936)	(431,102)	(1,337,274)

Balance at December 31, 2004	$27,241	$306,059	$120,647	$105,470	$559,417

Since chargeback reserves are calculated on a product and customer basis, changes may not appear to be directly reflective of the overall change in net sales due to a change in any one variable. The chargeback reserve for the year ended December 31, 2004 increased by approximately $196 million over the December 31, 2003 reserve, primarily due to the inclusion of the Sicor chargebacks reserves following the acquisition and the launch of new products throughout the year by both Teva USA and Sicor. Reserves for returns are estimated by analyzing past returns rates, taking into consideration current product sales levels and customer mix. Returns reserves as of December 31, 2004 increased by $56 million over the reserve as of December 31, 2003, primarily due to the inclusion of Sicor reserves and an increase in net sales for both Teva USA and Sicor. Provisions for returns related to sales made in prior periods are the result of an increase in the return rate over the estimated rate from prior years.

Actual inventory on hand with our customers may be higher or lower due to differences between actual and projected demand. Teva monitors inventory levels to minimize risk of excess quantities. As is customary in the industry, Teva may provide additional incentives to wholesalers for the purchase of certain inventory items or in relation to wholesale trade shows. Revenue is recognized for sales associated with the incentives and launches, in accordance with the criteria in Staff Accounting Bulletin (“SAB”) 104: primarily whether the product ownership was transferred to the customer and whether provisions for sales deductions, such as chargebacks, returns, rebates, promotional and other incentives and price adjustments, can be reasonably estimated.

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

Since Teva does not expect non-Israeli subsidiaries to distribute dividends in the foreseeable future, it does not provide for related taxes.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw and packaging materials and purchased products - mainly on a “moving average” basis; finished products and products in process; raw material and packaging component - mainly on a “moving average” basis; “labor and overhead - on an average basis over the production period.

Teva’s inventories generally have a limited shelf life and are subject to impairment as they approach their expiration dates. Teva regularly evaluates the carrying value of its inventories and when, in its opinion, factors indicate that impairment has occurred, it establishes a reserve against the inventories’ carrying value. Teva’s determination that a valuation reserve might be required, in addition to the quantification of such reserve, requires it to utilize significant judgment. Although Teva makes every effort to ensure the accuracy of forecasts of future product demand, any significant unanticipated decreases in demand could have a material impact on the carrying value of its inventories and reported operating results. To date, inventory adjustments have not been material.

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

Teva evaluates the recoverability and measures the possible impairment of its goodwill under FAS 142. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Teva’s estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of its business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, Teva compares its estimate of fair value for the company to the book value of its consolidated net assets. If the book value of its consolidated net assets were greater than its estimate of fair value, Teva would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

Teva has selected December 31 as the date on which it performs its annual impairment test for goodwill and other indefinite life intangible assets

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

Long-lived assets:

The Company tests long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows.

Allowance for doubtful accounts

Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. Allowance is made for specific debts doubtful of collection.

Recent Accounting Pronouncements

EITF Issue 04-08 During September 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8 “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share,” under which contingently convertible debt instruments (“Co-Cos”) are to be subject to the if-converted method under SFAS No. 128, “Earnings Per Share,” regardless of the stock price-related contingent features included in the instrument. The pronouncement is effective for all periods ending after December 15, 2004, and requires that it be implemented by restatement of previously reported earnings per ADR for all periods presented.

FAS 151 In November 2004, the FASB issued FAS 151, “Inventory Costs - an amendment of ARB 43, Chapter 4”. This Statement amends current guidance to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

FAS 153 In December 2004, the FASB issued FAS 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

EITF Issue 03-1 In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. In September 2004, the FASB delayed these accounting provisions however, the disclosure requirements remain effective and have been adopted by the Company in these financial statements.

EITF Issue 02-14 In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company’s financial statements or its results of operations.

In December of 2004, FASB issued a complete replacement of SFAS No. 123, “Share-Based Payment” (“SFAS No. 123R”), which covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123R requires companies to use the fair value method in accounting for employee stock options which results in compensation expense recorded in the income statement. Compensation expense is measured at the grant date using an option-pricing model and is recognized over the service period, which is usually the vesting period. SFAS No. 123R is effective for reporting periods beginning after June 15, 2005. As to the expected impact of the adoption of SFAS No. 123R see Note 1s to the financial statements.

Liquidity and Capital Resources

On December 31, 2004, Teva’s working capital was $2.0 billion, similar to that as of December 31, 2003. Total current assets, including cash, cash equivalents, short term investments, accounts receivable and inventories, increased by 13%, representing the expansion of Teva business, including increased inventories, the inclusion of the Sicor acquisition and, to a lesser extent, the impact of positive currency rates. Cash balances decreased during 2004 by the amount spent to finance part of the cash consideration of the acquisition of Sicor net of the cash generated during 2004. Total current liabilities increased by 30%. While short-term credit decreased by 13%, the inclusion of Sicor and the increased Sales Reserves and Allowances (SR&A) were the main contributors to the current liability increase. However, short term credit included, at December 31, 2003, the $360 million of convertible debentures due to their “put option” in August 2004. These debentures were converted in August 2004 and therefore are not included in the December 31, 2004 short term debt balance.

During 2004, Teva continued to build up its inventories in connection with planned product launches and in order to maintain inventories closer to their markets, which Teva believes to be a cost effective measure in light of the low interest rate environment. Nevertheless, days sales in inventory, which began the year at approximately 175 days, decreased, after reaching their highest level in mid-2004 (186 days), to 163 days at the end of 2004. The “days sales outstanding” (DSO) decreased from 70 days on December 31, 2003 to 61 days as of December 31, 2004. It should be noted that the DSO calculation is made on a net basis after netting out provisions for “sales reserves and allowances,” presented in Teva’s consolidated balance sheet in “Accounts payable and accruals,” from accounts receivables in the amount of $591 million for December 2004 and $251 million for December 2003. We have been referring to the net DSO calculation, in order to facilitate a more meaningful understanding of Teva’s business. The accounts payables days remained at the level of 44 days.

Cash generated by operations for 2004 amounted to $1,249 million, as compared with $627 million in 2003. Purchase of fixed assets in 2004 amounted to $311 million, as compared with $208 million in the previous year. Depreciation in 2004 and 2003 represented 45% of the total investment in fixed assets, in both years.

Among the more significant capital expenditures during 2004 were Teva’s expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary, the deployment of modernized information systems, including Teva North America’s new enterprise resource planning system and the construction of Teva’s state-of-the-art pharmaceutical facility in Jerusalem.

In line with its growth strategy, Teva is committed to continue investing in increasing its capacity. During 2005, it is anticipated that investment will continue mainly in construction of the state-of-the-art pharmaceutical facility in Jerusalem, expanding API capacity and in further development of Teva’s information technology systems.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, Teva is required to indemnify, in unspecified amounts, the parties to such agreements against third party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. As of December 31, 2004, Teva is not aware of any material pending infringement action that may result in the counterparties to these agreements claiming such indemnification.

During 2004, the Company spent $188 million to repurchase 6.9 million of Teva’s shares and $25 million of convertible debentures pursuant to an authorization by Teva’s board of directors to repurchase Teva securities in an amount valued at up to $300 million of Teva’s securities, which was increased to $600 million in December 2004, as well as pursuant to a previous $50 million repurchase authorization. This purchase of securities had the result of decreasing total outstanding shares on a fully diluted basis at December 31, 2004 by 7.5 million shares. As of March 11, 2005, the accumulated funds spent on the new repurchase program amounted to $388 million representing 13.7 million shares.

In August 2004, as a result of a call for their redemption, $360 million of 0.75% Convertible Senior Debentures due 2021 were converted into approximately 17 million ADRs. These debentures had already become dilutive as of the third quarter of 2003 as a result of the contingent conversion feature having been triggered.

In addition to Teva’s financing obligations as reflected by short term debt and long term loans, its major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

Teva is committed to pay royalties to owners of know-how and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, the royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment. Teva has undertaken to pay royalties to the Government of Israel, at the rates of 2.0% - 3.5% of sales relating to a product or a development resulting from the research funded by the Office of the Chief Scientist. The royalties due to the Government should not exceed the amount of participation, in U.S. dollar terms (in respect of research grants commencing 1999 - with the addition of U.S. dollar LIBOR interest). The maximum amount of the contingent liability in respect of royalties to the Government at December 31, 2004 amounts to $36 million. The Company is also committed to pay royalties to partners in alliances and other arrangements.

Teva entered into cooperation agreements during 2002 to 2004 with several companies pursuant to which it is to participate in the funding of research and development conducted by these companies in a total amount of $226 million, payable upon achievement of certain milestones. As of December 31, 2004, an amount of $6 million had been paid by Teva.

Certain of Teva’s loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. Teva currently meets all applicable financial ratios.

Teva’s principal sources of short-term liquidity are its existing cash and investments in liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s existing cash is generally invested in liquid securities that bear fixed and floating interest rates.

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

The acquisition of Sicor, which was consummated on January 22, 2004, involved an aggregate purchase price of approximately $3.46 billion, comprised of $2.0 billion in cash and $1.4 billion in Teva ADRs. On January 21, 2004, in order to provide funds to consummate the Sicor acquisition, Teva USA effected short term borrowings from the U.S. affiliates of Bank Leumi and Bank Hapoalim to provide an aggregate of $1.13 billion in cash toward the cash portion of the Sicor acquisition price. The balance of approximately $890 million in cash was derived from Teva’s existing cash resources, including funds derived from prior convertible debt issuances. On January 22, 2004, Teva announced the closing of the Sicor acquisition and simultaneously announced the pricing of two issues of convertible senior debentures of a U.S. finance subsidiary in a registered public offering taken down from a $2.0 billion omnibus shelf registration statement filed with the SEC and declared effective on January 16, 2004. Including securities purchased pursuant to the underwriters’ over-allotment option in such offering, an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024 were sold, yielding aggregate net proceeds of approximately $1.076 billion. Teva used such proceeds, together with additional available cash resources, to repay in full the bank borrowings from Bank Leumi and Bank Hapoalim. The acquisition of Sicor also added an additional approximately $300 million of cash resources to the consolidated group.

The $460 million of 0.50% Series A Convertible Senior Debentures due 2024 are convertible into Teva ADRs at a price of $37.90 per ADR and have a first “put option” at par on August 1, 2008. The $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024 are convertible into Teva ADRs at a price of $35.26 per ADR and have a first “put option” at par on February 1, 2010. Subsequent put option dates of both series are February 1, 2014 and February 1, 2019. Holders of such debentures may also require their repurchase in certain circumstances involving a change of control of Teva or upon a termination of trading of its securities.

Research & Development, Patents and Licenses

Teva’s gross research and development spending totaled $356 million, $243 million and $193 million for the years 2004, 2003 and 2002, respectively. Its research and development teams are categorized by the three main R&D groups – generic, innovative and API. See “Item 4. Information on the Company - Research and Development.”

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

Off-Balance Sheet Arrangements

Teva does not have any material off-balance sheet arrangements, as defined in Item 5.E of the instructions to Form 20-F.

Aggregate Contractual Obligations

The following table summarizes Teva’s contractual obligations and commitments as of December 31, 2004:

	Payment due by period
	Total	Less than 1 year	1-3 years		3-5 years		More than 5 years
	U.S. $ in millions
Long-term debt obligations	1,895.8	172.2	555.1	*	529.5	**	639.0	***
Operating lease obligations	87.9	21.6	31.2		19.8		15.3
Purchase obligations (including purchase orders)	650.2	647.8	2.4		–		–

	2,633.9	841.6	588.7		549.3		654.3

*	Includes $444.0 million of 0.375% Convertible Senior Debentures due 2022 with a first redemption date of November 18, 2007.
**	Includes $450.0 million of 0.50% Convertible Senior Debentures due 2024 with a first redemption date of August 1, 2008.
***	Includes $619.4 million of 0.25% Convertible Senior Debentures due 2024 with a first redemption date of February 1, 2010.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information as to the executive officers and directors of Teva as of February 15, 2005:

Executive Officers

Name	Age	Officer Since	Position
Israel Makov	65	1995	President and Chief Executive Officer

George S. Barrett	49	1999	Group Vice President – North America and President and CEO – Teva North America
Amir Elstein	49	2005	Group Vice President – Biogenerics
William A. Fletcher	57	1983	Chairman, Teva North America
Chaim Hurvitz (1)	44	1995	Group Vice President International
Meron Mann	53	1989	Group Vice President Europe, and President and CEO Teva Pharmaceuticals Europe B.V.
Marvin Samson	63	2004	Group Vice President – Worldwide Injectables
Eli Shohet	48	1999	Vice President – Business Development
Bruria Sofrin Dan S. Suesskind	50 61	2004 1978	Vice President – Human Resources Chief Financial Officer
Dr. Ben-Zion Weiner	60	1986	Group Vice President – Global Products
Aharon Yaari	53	2002	Vice President – Global API Division

Yehuda Arad	58	2003	Vice President – Safety and Environment
Dr. Shmuel Ben-Zvi	45	2004	Vice President – Planning, Economics & IT
Doron Blachar	37	2005	Vice President – Finance
Rodney Kasan	63	1999	Vice President and Chief Technology Officer
Moshe Manor	49	1995	Vice President – Global Products Division
William S. Marth	50	2005	President & CEO – Teva Pharmaceuticals USA, Inc.
Michael Netz	43	2002	Vice President – Israel Pharmaceutical Sales
Christopher Pelloni	54	2002	Vice President – Global Generic R&D
Dr. Irit Pinchasi	53	2002	Vice President – Innovative R&D
Dr. David Reisman	58	1999	Vice President – Israel Pharmaceutical Operations
Dr. Aharon Schwartz	63	1985	Vice President – Strategic Business Planning and New Ventures
Jacob Winter	54	1991	Vice President – Global Pharmaceutical Operations

Ron Grupel	54	1993	Internal Auditor
Uzi Karniel	62	1979	General Counsel and Corporate Secretary

Directors

Name	Age	Director Since	Term Ends
Eli Hurvitz – Chairman(l)(2)	72	1968	2005
Ruth Cheshin(2)	68	1989	2005
Abraham E. Cohen	67	1992	2007
Leslie Dan	75	2001	2007
Prof. Meir Heth	72	1977	2007
Prof. Moshe Many	76	1987	2007
Dr. Leora Meridor (3)	57	2002	2005
Dr. Max Reis	77	2001	2006
Carlo Salvi	68	2004	2006
Prof. Michael Sela	81	1987	2005
Dov Shafir	73	1969	2007
Prof. Gabriela Shalev (3)	63	2003	2006
David Shamir	44	2004	2006
Harold Snyder	82	1996	2005

(1)	Eli Hurvitz and Chaim Hurvitz are father and son.
(2)	Ruth Cheshin and Eli Hurvitz are sister and brother in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

Executive Officers

Israel Makov has been the President and Chief Executive Officer of Teva since April 2002. Previously he served as Teva’s Chief Operating Officer from January 1, 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995-1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993-1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991-1993 and Chairman of Axiom Ltd. from 1987-1991. Mr. Makov has also been a director of Bank Hapoalim Ltd. since October 2002, a director of Ramot at Tel Aviv University Ltd since 2001 and one of the founders and a director of the INNI – Israel National Nanotechnology Initiative since 2003. He received his B.Sc. in Agriculture from the Hebrew University in 1963 and his M.Sc. in Economics from the Hebrew University in 1965.

George S. Barrett has served as Group Vice-President – North America and Chief Executive Officer of Teva North America since January 2005. Mr. Barrett previously was President and Chief Executive Officer of Teva USA from March 1999 to December 2004. Prior to his joining Teva in 1999, Mr. Barrett was President and Chief Executive Officer of Diad Research, a technology start-up based at the Johns Hopkins School of Medicine. Mr. Barrett was President of Barre National, a subsidiary of Alpharma Inc., from 1991 to 1994 and President of Alpharma’s U.S. pharmaceutical group from 1994 to 1997. From 1981 to 1991, Mr. Barrett served in various positions with NMC Laboratories, serving as President from 1988 through its acquisition by Alpharma Inc. Mr. Barrett received his Bachelor’s Degree from Brown University in 1977 and his M.B.A. from New York University in 1988. Mr. Barrett serves as a Board member and as a past Chairman for the Generic Pharmaceutical Industry Association (GPhA) and is also a Director of The American Foundation for Pharmaceutical Education (APFE) and The University of Maryland School of Pharmacy.

Amir Elstein has been Teva’s Group Vice President – Biogenerics since January 2005. Mr. Elstein served as a director of Teva from 1995 to 2004. He was the Co-General Manager of Intel Electronics Ltd. Jerusalem and was employed by Intel Corp. from 1982 to 2004. He received his B.Sc. in Physics and Mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, he received his diploma of Senior Business Management from the Hebrew University.

William A. Fletcher was appointed chairman of Teva North America in January 2005. Previously, he served as Group Vice President – North America since April 2002 and as President and Chief Executive Officer of Teva North America since April 2000. He previously served as President and Chief Executive Officer of Teva USA from 1983 through March 2000. Prior to joining Teva USA, he held various executive positons with Synthelabo in Paris and with Hoffman La Roche in London, Basel and Lagos. He graduated in International Marketing from Woolwich Polytechnic, London (now Greenwich University) in 1969.

Chaim Hurvitz has served as Group Vice President International since April 2002. He served as Vice President – Israeli Pharmaceutical Sales from May 1999 until April 2002 and was the President & CEO of Teva Pharmaceuticals Europe, B.V. and Vice President – European Pharmaceutical Sales from 1995 to 1999. From 1993 to 1994, he served as the General Manager of Teva’s European Office in The Netherlands and from 1990 to 1993 as the head of the pharmaceutical and OTC departments of Abic Ltd., a Teva subsidiary. He received his B.A. in Political Science and Economics from Tel Aviv University in 1985.

Meron Mann has been with Teva since 1978, where he has served as Group Vice President Europe since 2002 and has been the President and CEO of Teva Pharmaceutical Europe B.V. since 2002. From 1990 to 2002, he served as President of Teva’s Active Pharmaceuticals Ingredients division and from April 2002 to August 2002, he served as GVP Global Resources. He received his M.Sc. in Industrial Engineering from the Haifa Technion-The Israel Institute of Technology in 1978 and his B.Sc. from Tel Aviv University in 1976.

Marvin Samson has been Group Vice President – Worldwide Injectables since January 2005. He joined Teva in January 2004 as the Group Vice President for Injectables and Biogeneric Resources following Teva’s acquisition of Sicor. Mr. Samson previously served as President and Chief Executive Officer of Sicor since September 2001 and as a director of Sicor since September 2000. He was a founder, President and Chief Executive Officer of Elkins-Sinn, Inc. (now a division of Baxter Healthcare Corporation) and Marsam Pharmaceuticals Inc. He is the founder and Chief Executive Officer of Samson Medical Technologies, L.L.C., a privately held company providing hospital and alternate site pharmacists with injectable drug delivery systems and programs. Mr. Samson served as the chairman of the Generic Pharmaceutical Industry Association from 1997 to 2000. Mr. Samson holds five U.S. patents pertaining to pharmaceutical manufacturing.

Eli Shohet has been with Teva since 1986. Since 1999, he has served as Vice President of Business Development. He previously served as Chief Economist and assistant to Teva’s CEO from 1989 to 1993, president of Plantex USA from 1993 to 1996 and director of Business Development for Teva’s API division from 1996 to 1999. He received his B.A. in Economics from Bar-Ilan University in 1986.

Bruria Sofrin joined Teva in August 2004 as Vice President - Human Resources. Ms. Sofrin previously held several senior positions as HR Director from 1984 to 2004 at Hewlett-Packard (HP) in Israel and Europe, before which she served for three years in the role of Director of Human Resources at National Semiconductor in Israel. Ms. Sofrin received her B.A. in Psychology and studied for her M.A. in Social and Industrial Psychology at Bar Ilan University in Israel.

Dan S. Suesskind has been with Teva since 1976 and has been Chief Financial Officer since 1978. From 1970 until 1976, he was a consultant and securities analyst with International Consultants Ltd. He received his B.A. in Economics and Political Science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. He served as a director of Teva until 2001. Mr. Suesskind was a director of Lanoptics Ltd. until 1998, a director of ESC Medical Systems Ltd. until 1999 and a director of First International Bank until 2003. He is currently a member of the Board of Migdal Insurance Company Ltd., Ness Technologies Inc., Syneron Medical Ltd., and a member of the Investment Advisory Committee of the Jerusalem Foundation, and the Board of Trustees of Hebrew University.

Dr. Ben-Zion Weiner has been with Teva since 1975 and has been the Group Vice President – Global Products since April 2002. Previously, he served as Vice President – Research & Development from 1986 to 2002. In 1975, he received a Ph.D. in Chemistry from the Hebrew University, where he also earned B.Sc. and M.Sc. degrees. He did post-doctorate research at Schering-Plough Corporation in the United States. Dr. Weiner serves as a director of XTL Biopharmaceuticals Ltd.

Aharon (Arik) Yaari has served as Vice President – Global API division since 2002. He joined Teva in 1981. Among his various assignments at Teva was Vice President – Marketing and Sales of Teva API Division from 1999 to 2002 and President of Plantex USA from 1996 to 1999. He received (Cum Laude) his B.A. and M.A. in Economics from the Hebrew University in 1981 and 1988, respectively.

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

Dr. Shmuel (Muli) Ben-Zvi has been Teva’s Vice President - Planning, Economics & IT since October 2004. Prior to joining Teva, Dr. Ben-Zvi was the Financial Advisor to the Chief of General Staff and the Head of the Israel Ministry of Defense Budget Department (2000-2004) and prior to 2000 held several senior positions in the Ministry of Defense Budget Department. In 1986, Dr. Ben-Zvi received a Ph.D in Economics from Tel Aviv University, where he also received his M.A. and B.A. degrees. Dr Ben-Zvi did post-doctorate work at Massachusetts Institute of Technology.

Doron Blachar has been Teva’s Vice President – Finance since February 2005. Mr. Blachar previously held several senior financial positions in Amdocs Limited from 1998 - 2004, the last as Vice President Finance. He was responsible for the Amdocs financial organization and was involved in Amdocs’ convertible offering, merger and acquisition activities and various other financial operations. Mr. Blachar is a Certified Public Accountant (Isr) and holds an M.B.A. degree from Tel Aviv University.

Rodney Kasan has been with Teva since 1980. He has served as Vice President and Chief Technology Officer since 1999. Prior to that he served as Vice President – Global Product Development – Generic Pharmaceuticals. He served as Head of Pharmaceutical Research and Development until 1995 and subsequently as Director of Pharmaceutical Research and Development for the Operations Division. He received his degree in Pharmacy in Pretoria, South Africa.

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

William S. Marth has been President and Chief Executive Officer of Teva USA since January 2005. He previously served as Executive Vice President of Teva USA from January 2002 to January 2005. From July 1999 to January 2002, he served as Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he served in various positions with the Apothecon division of Bristol-Myers Squibb. Mr. Marth received his B.Sc. in Pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management in Chicago, Illinois.

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

Christopher Pelloni has been with Teva since November 1997. He is currently Vice President of Global Generic Research and Development (GR&D). Previously, he was Vice President of GR&D for Teva USA from June 2000 to May 2002 and Senior Director of Pharmaceutical GR&D from November 1997 to June 2000. Prior to that, he served in various management positions with Geneva Pharmaceuticals Inc. during 28 years of service. He received a B.S. in Business Administration in 1986 and an M.B.A. in 1989 from Regis College (now Regis University) in Denver, Colorado.

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

Uzi Karniel has served as the General Counsel since 1971 and as Corporate Secretary since 1978. He received his L.L.B. from the Hebrew University in 1969. He is a member of the Executive Committee of the Israeli Association of Publicly Traded Companies.

Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he was Teva’s President and Chief Executive Officer for over 25 years and has been employed at Teva for over 40 years. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of NeuroSurvival Technologies Ltd. (NST) (a private company), Member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University, and a director of Vishay Intertechnology. He was a member of the Board of Koor Industries Ltd.from 1997 through 2004. He served as the President of the Israel Manufacturers Association from 1981 through 1986. He received his B.A. in Economics and Business Administration from the Hebrew University in 1957.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational and cultural projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member in many of the city’s most important boards.

Abraham E. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He is presently a director of Akzo Novel NV., Chugai Pharmaceutical Co. USA and Vasomedical, Inc.

Leslie Dan is the Chairman of Novopharm, which he founded and managed until its acquisition by Teva in 2000. Mr. Dan serves on several hospital boards in Canada and is a director of Draxis Pharmaceutical Company and Chairman of Viventia Biotech.

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

Prof. Moshe Many, M.D., Ph.D. has been serving as president of the Ashqelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Health Care Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He has served as a director at Elbit Medical Imaging since 1997 and at Israel Laser Industries from 1994 to 1998. He received his M.D. degree from Geneva University in 1952 and his Ph.D. in Surgery from Tufts University in 1969.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. She has been the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd. since 2001. She served as Chair of the Board of Hapopalim Capital Markets between 2001-2004. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor’s degree in mathematics and physics, a Master’s degree in Mathematics and a Ph.D. in Economics from the Hebrew University, Jerusalem. She serves on several boards of directors (NICE Systems Ltd., Isrotel Ltd., GEJ Yizum Ltd. and Weizmann Institute of Science) and qualifies as a statutory independent director under Israeli law.

Dr. Max Reis has a Ph.D. in Chemical Engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School. From 1971 until 1986 he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990, he served as President of Technion Israel Institute of Technology. From 1992 until 1999, he was Chairman of the Audit Committee of the board of directors of the Union Bank of Israel. Today, he is Chairman of Degem Systems Ltd. and serves on the Boards of Oridion Medical Ltd., Yachin Hakal Ltd. and Gaon Holdings.

Carlo Salvi commenced his service on the Board of Teva upon completion of the acquisition by Teva of Sicor in January 2004. Previously, Mr. Salvi served as Vice Chairman of Sicor from August 2001. Mr. Salvi was Sicor’s President and Chief Executive Officer from August 1998 to September 2001. In addition, Mr. Salvi served as a director of Sicor since February 1997 and was Chairman of the Board of Sicor S.p.A. from February 1997 to June 1999. Prior to the merger of Gensia Inc. and Rakepoll Holdings in 1997, Mr. Salvi was a consultant to Alco Chemicals Ltd. from 1995 to 1997 and served as General Manager of Alco from 1986 to 1995.

Prof. Michael Sela is a Professor of Immunology at the Weizmann Institute of Science where he was the President from 1975 through 1985 and served as a Deputy Chairman of the Board of Governors of the Weizmann Institute of Science from 1985 through 2004. He received his Ph.D. degree in Biochemistry from the Hebrew University in 1954.

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of Teva’s board of directors from 1992 until 2002 and presently serves as a director of Ofer Technologies Ltd. and “Am-Shav”- Initiative and Technological Applications Ltd.

Prof. Gabriela Shalev has been a member of the Faculty of Law of the Hebrew University since 1964, where from 1986 she held the position of Professor of Contract Law. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was a member of the board of directors and chairperson of the audit committee of Bank Hapoalim Ltd., Israel’s largest commercial bank, from 1990 until 1996. Since 1995, she has been a member of the board of directors and chairperson of the audit committee of the Israel Electric Company. Currently she is also a director of Koor Industries Ltd. and Osem Investments Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as a statutory independent director under Israeli law.

David Shamir has served as the General Manager of Texas Instruments Israel Ltd. since 2001. From 1986 to 2001, he served in several R&D and management positions in Motorola Semiconductor Israel Ltd. He received his B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology in 1986.

Harold Snyder, now retired, was Senior Vice President of Teva USA and the former President of Biocraft Laboratories, Inc. Mr. Snyder founded Biocraft Laboratories in 1964. He had previously served as President of Stoneham Laboratories Inc. He received his B.S. in Science from New York University in 1948 and his M.A. in Natural Science from Columbia University in 1950.

Compensation

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers as a group during 2004 was $13,480,656. This amount includes directors’ fees and expenses for non-employee directors of $569,000 and amounts set aside or accrued to provide pension, retirement or similar benefits of $167,000. This amount does not include $50,033,226 from the exercise of previously granted stock options, nor expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and directors and other fringe benefits commonly reimbursed or paid by companies in Israel. None of the non-employee directors have agreements with Teva that provide for benefits upon termination of service.

Teva has adopted a number of stock option or stock incentive programs in the past, as have certain of its subsidiaries, principally Teva USA and its predecessor entities, covering either ordinary shares or ADRs. In 2004, Teva’s executive officers were granted options to purchase an aggregate of 1,963,000 ordinary shares or ADRs, at an average exercise price of $28.77 per share or ADR and an average expiration date in 2011.

As of December 31, 2004, options for an aggregate of 37,339,657 shares, with an average exercise price of $17.16 per share, are outstanding under Teva’s stock option and incentive programs, with options for an aggregate of approximately 0.2 million shares available for future grant. For further information regarding outstanding Teva options, see Note 9 to the Notes to Consolidated Financial Statements.

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

Board Practices and Procedures. Teva’s Board members are generally elected for terms of three years. Teva believes that this system of multi-year terms allows Teva’s directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business.

Board Meetings. Meetings of the board of directors are generally held every 4-6 weeks throughout the year, with additional special meetings scheduled when required. The Board held 15 meetings in 2004.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non independent directors’ participation) one time during 2004. They will continue to meet in executive session on a regular basis.

Directors Service Contracts. Teva does not have any contracts with any of its non-executive directors that would provide for benefits upon termination of employment.

Home Country Practice. Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations.

As further described below, Teva has adopted an audit committee charter formalizing its procedures and duties and also has adopted a nominating procedure, each pursuant to applicable laws and regulations.

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

Statutory Independent Directors

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint two statutory independent directors, who must also serve on the audit committee. All other Board committees must include at least one such statutory independent director. Such statutory independent directors are appointed by the general meetings by the holders of a majority of Teva’s ordinary shares and must meet certain non-affiliation criteria – all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for one additional three-year term. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to statutory independent directors. At present, Prof. Gabriela Shalev and Dr. Leora Meridor serve in this capacity.

Committees of the Board

Teva’s Articles of Association provide that the board of directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israel Companies Law. Each committee must include at least one independent director. The Board has appointed audit, compensation, finance, science and technology, community affairs and nominating committees.

Audit Committee

Israel’s Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include both statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving any transactions with affiliates, as described below under “Item 10 – Additional Information – Memorandum and Articles of Association – Directors’ Powers.” In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, Teva’s audit committee is directly responsible for the appointment, compensation and oversight of Teva’s independent auditors. In addition, the audit committee is responsible to assist the Board in monitoring Teva’s financial statements and the effectiveness of its internal controls. During 2004, Teva adopted an audit committee charter embodying these responsibilities. Prior to its adoption of the charter, Teva relied on an exemption from the Nasdaq requirement and instead followed its home country practice of following the above mandates under the Israeli Companies Law.

In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, Teva’s audit committee is directly responsible for the appointment, compensation and oversight of Teva’s independent auditors. In addition, the audit committee is responsible to assist the Board in monitoring Teva’s financial statements, the effectiveness of its internal controls and its compliance with legal and regulatory requirements. The audit committee charter sets forth the scope of the committee’s responsibilities, including: its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

The current members of Teva’s audit committee are Dov Shafir (Chairman), Prof. Gabriela Shalev, Dr. Leora Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2004, the audit committee held ten meetings.

The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A: Audit Committee Financial Expert” below.

Compensation Committee

The compensation committee is responsible for determining, or recommending for determination, the compensation of Teva’s executive and other officers and making proposals to the board with respect to the terms of employment of such individuals. The current members of Teva’s compensation committee are Prof. Meir Heth (Chairman), Harold Snyder, Dov Shafir, Abraham Cohen and Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2004, the compensation committee held twelve meetings.

Finance Committee

The finance committee is responsible for overseeing financial strategies and financing policies, as well as a variety of other financial-related matters. The current members of the committee are Eli Hurvitz (Chairman), Dr. Leora Meridor, Prof. Gabriela Shalev, Carlo Salvi and Prof. Meir Heth. The committee held four meetings in 2004.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions and Teva’s relationship with the scientific community. The current members of the committee are Prof. Moshe Many (Chairman), Eli Hurvitz, Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, Prof. Michael Sela, Dr. Max Reis, Dov Shafir, Abraham E. Cohen and Harold Snyder. The committee held three meetings in 2004.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva’s programs relating to community and public policy issues. These activities include financial and other participation with respect to various medical, educational and cultural institutions and events. The current members of the committee are Eli Hurvitz (Chairman), Ruth Cheshin, Prof. Gabriela Shalev, Prof. Meir Heth, Dov Shafir, Leslie Dan and Prof. Michael Sela. The committee held two meetings in 2004.

Nominating Committee

The role of the Nominating Committee is to recommend, to the Company’s board of directors, the slate of director nominees for election to the board of directors and to identify and recommend candidates, subject to the approval of the board of directors, to fill vacancies occurring between annual shareholder meetings. Before recommending an incumbent, replacement or additional director, the Committee will review his or her qualifications, including capability, availability to serve, conflicts of interest, and other relevant factors. Members of the Nominating Committee are Prof. Meir Heth (Chairman), Prof. Moshe Many, Dov Shafir, Abraham E. Cohen and Dr. Leora Meridor or, in her absence, Prof. Gabriela Shalev. The committee held one meeting in 2004.

Employees

As of December 31, 2004, Teva employed approximately 13,800 full time equivalent employees. Teva considers its labor relations with its employees around the world to be good.

Over the past three years, the number of Teva employees by geographic area were as follows:

	December 31
Geographic Area	2004	2003	2002
Israel	3,842	3,430	3,128
Europe	4,833	4,129	3,766
North America	4,697	2,940	2,569
Rest of the World	441	461	114

Total	13,813	10,960	9,576

Grouped by function, approximately 56% of Teva’s employees work in pharmaceutical production, 18% in sales and marketing, 12% in research and development and 14% in general and administrative function.

Share Ownership

As of December 31, 2004, all the directors and executive officers as a group beneficially held 50,669,477 ordinary shares (approximately 8.1% of Teva’s outstanding shares). This figure includes 10,331,934 shares beneficially owned by Eli Hurvitz, representing approximately 1.6% of Teva’s outstanding shares, 11,827,179 shares beneficially owned by Harold Snyder, representing approximately 1.9% of Teva’s outstanding shares, and 6,501,244 shares beneficially owned by Carlo Salvi, representing approximately 1% of Teva’s outstanding shares. Such persons are the only directors or officers who hold 1% or more of Teva’s outstanding shares as of December 31, 2004.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

According to a Schedule 13G filed on February 14, 2005, Axa Financial Inc. beneficially owns 34,988,421 ADRs of Teva, representing approximately 5.6% of Teva’s outstanding shares. To the best knowledge of Teva, as of February 15, 2005, no other shareholder beneficially owns 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

In connection with the Novopharm acquisition in 2000, Teva entered into a registration rights agreement with Dan Family Holdings Ltd. (now Clairmark Investments Ltd.), an affiliate of Mr. Leslie Dan, a director of Teva, and his children. Under the agreement, Clairmark and certain affiliates of Mr. Dan and his children have the right to request that Teva file a registration statement under the Securities Act (on up to an aggregate of three occasions) covering the sale of certain Teva ordinary shares or ADRs beneficially owned by such persons. In addition, under the agreement, if Teva proposes to register any of its ordinary shares or ADRs, whether or not for sale for its own account, Clairmark and such affiliates of Mr. Dan and his children may require Teva to include all or a portion of such shares or ADRs in the registration and any related underwriting. As a result of various transactions during 2002, 2003 and 2004, Teva believes that the registration rights now apply to up to approximately 16.7 million ordinary shares beneficially owned by such persons. In general, all fees and expenses of such registration (other than underwriting discounts and selling commissions) will be paid by Teva.

In connection with the Sicor acquisition, Teva has filed a registration statement covering the resales of Teva ADRs received by Carlo Salvi, a director of Teva, the former vice chairman and a major shareholder of Sicor who may be deemed an affiliate of Sicor under Rule 145 under the Securities Act of 1933, as amended. This resale registration statement presently covers 6.5 million Teva ADRs.

In September 2003, Teva purchased 14,021,000 units issued by Viventia Biotech Inc., a publicly traded Canadian biotech company, for CDN $2.8 million. Each unit is comprised of one common share and one common share purchase warrant. Leslie Dan, a director of Teva, is a major shareholder and director of Viventia. In addition, in February 2004, Teva’s audit committee and board of directors approved the purchase of certain property in Canada owned by Mr. Dan. The property serves as the manufacturing facility for Teva’s penicillin manufacturing operations. The sale price for the transaction, was approximately CDN $6.25 million.

As of January 30, 2005, there were approximately 2,015 record holders of ADRs, whose holdings represented approximately 71% of the total outstanding ordinary shares, substantially all of which record holders were in the United States.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

8.A.1 See Item 18.

8.A.2 See Item 18.

8.A.3 See Report of Independent Auditors, page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal Proceedings

General

Teva and its subsidiaries are from time to time subject to claims arising in the ordinary course of their business, including product liability claims. In addition, as described below, as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it has been made a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s accounts for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

Teva from time to time seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain generic approval for a product prior to the expiration of the originator’s patent or patents, Teva must challenge the patent or patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is involved and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent. Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third party process patents. Although the underlying generic industry legislation is different in Canada, Europe and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount of the damages would be related to the sales of the patentee’s product.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

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

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

Intellectual Property Proceedings

On September 14, 2001, Purdue Pharma L.P. filed an action in the U.S. District Court for the Southern District of New York, alleging that the filling of Teva USA’s ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents for OxyContin®. Subsequently on April 3, 2003, Purdue sued Teva USA on its 10, 20 and 40 mg tablet products. On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same judge as in Teva USA’s case. Purdue has appealed that decision and oral argument was heard on November 3, 2004 before the Federal Circuit. On June 25, 2004, Teva USA’s motion for summary judgment was granted on the ground that collateral estoppel applied to the inequitable conduct finding in the Endo case. On March 31, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court’s decision in the Endo case. The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million. Were Purdue to be successful on its appeal and if Teva USA does not receive a favorable decision in its own case, Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

In August 2002, GlaxoSmithKline filed a complaint against Teva USA in the Pennsylvania Court of Common Pleas. The complaint alleges that Teva USA’s amoxiclav products are derived from a strain of streptomyces clavuligerus stolen from GlaxoSmithKline. The complaint asserts causes of action for alleged trade secret misappropriation, unfair competition and conversion. The suit seeks equitable relief and imposition of a constructive trust related to Teva USA’s amoxiclav products. Teva USA filed its answer to the amended complaint on October 8, 2003, denying all allegations of wrongdoing.

On September 12, 2002, Teva obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of hydrocodone bitartrate and ibuprofen. The District Court ruled that the U.S. patent was invalid as obvious. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court’s ruling, remanding the case for further proceedings on the issues of infringement, validity and unenforceability. Trial has been scheduled for November 14, 2005. The patent expired on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. Teva had launched its product, hydrocodone bitartrate and ibuprofen tablets, 7.5mg/200mg, in April 2003. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $108 million. Were Knoll ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages.

In September 2002, Sicor launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Trial is scheduled for June 12, 2006. Annual sales of the branded product in the U.S. prior to Sicor’s launch were estimated to be $40 million. Were Pharmacia ultimately to be successful on its allegation of patent infringement, Sicor could be required to pay damages and be enjoined from selling that product.

In May 2003, Teva USA commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets. Teva USA had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order. On January 4, 2005, the District Court granted Schwarz Pharma’s motion for summary judgment of infringement and also held that the patent was valid and enforceable in light of the trial decision in the related case involving Teva’s ANDA for quinapril hydrochloride tablets, Warner-Lambert Company v. Teva Pharmaceuticals USA. On February 22, 2005, Teva noticed its appeal. The trial decision in the related quinapril hydrochloride case is also currently being appealed to the Court of Appeals for the Federal Circuit. Were Schwarz Pharma ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages. An appropriate provision for this matter has been included in the accounts.

In September and November 2004, Teva USA commenced sales of Impax Laboratories’ 20 and 10 mg omeprazole delayed release capsules, respectively, which are the AB-rated generic equivalent of Prilosec®, marketed by AstraZeneca. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million for the twelve months ended June 2004. In addition to Teva, there are several other generic manufacturers currently selling the generic version of this product in the United States. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. AstraZeneca previously commenced a patent infringement litigation against Impax relating to its omeprazole capsules and also sued Teva following its launch of the omeprazole capsules. Were AstraZeneca ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules and be enjoined from selling that product.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic version of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. On October 13, 2004, the District Court denied Pfizer’s motion for a preliminary injunction against Alpharma, holding that Pfizer failed to meet its burden to prove both a likelihood of success on the merits and irreparable harm. No trial has been scheduled. Were Pfizer ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages and be enjoined from selling that product. Pfizer’s launch of generic versions of Neurontin® through its Greenstone affiliate and its promotion of the product prior to generic entry, among other factors, may be relevant to the damages estimation. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma, Teva USA may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva’s API plant. These additional conditions, some of which were effective immediately and some of which will take effect commencing June 2006, deal primarily with the treatment and quality of waste discharged. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation. In the event that the mediation process does not succeed and such additional conditions are not revoked by the court, Teva may have to incur additional costs or capital expenditures in order to comply with the additional conditions and/or find alternative production sites or third-party sources for certain API chemicals produced at the plant.

Competition, Pricing and Regulatory Matters

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan in a case pending in state court in San Joaquin County, California that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA.

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claims seek to proceed with a class action for damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval, and Novopharm intends to contest the authorization of both as class actions. An authorization hearing is anticipated sometime after the first quarter of 2005.

In May 2003, Teva USA accepted service in U.S. ex rel. King v. Alcon Laboratories, Inc., et al., a qui tam action, filed in U.S. District Court for the Northern District of Texas, against 28 pharmaceutical companies, comprising a substantial portion of the U.S. pharmaceutical industry. The complaint, brought by an individual on behalf of the United States pursuant to provisions of the federal False Claims Act, alleges that defendant pharmaceutical companies defrauded the United States government by selling products to the United States and its instrumentalities that were not manufactured in full compliance with FDA Current Good Manufacturing Practices, and were therefore adulterated within the meaning of the Food and Drug Act. The complaint sought the recovery of $30 billion collectively from defendants. On January 4, 2005, the defendants’ motion to dismiss the complaint was granted with prejudice.

Sicor is a defendant in several putative private class action complaints on behalf of Medicare and Medicaid patients nationwide who received oncology drugs as well as several actions filed by state attorneys general and one by the federal government alleging that the respective patients and the state and federal health care programs paid fraudulently inflated Average Wholesale Prices for their medicines. The litigation has been largely consolidated in federal court in Boston. Sicor is one of many defendants in each of these cases including many of the largest generic and brand name drug manufacturers alleging the same claims of fraud. In early 2004, the court dismissed all but one count in the complaint and discovery ensued for all parties. Sicor continues to pursue its defenses vigorously. Teva USA has also been named in a few related matters, which are still at a preliminary stage. An appropriate provision for certain of these matters has been included in the accounts.

8.A.8 Dividend Policy   See Item 3, Key Information - Dividends.

8.B. Significant Changes - Not Applicable.

ITEM 9: THE OFFER AND LISTING

ADRs

In each of February 2000, December 2002, and June 2004 Teva effected a 2 for 1 stock split. Each holder of an ordinary share, or an ADR, as the case may be, was issued another share. All figures in this annual report have been adjusted to reflect the stock splits.

Teva’s ADRs have been traded in the United States since 1982 and were admitted to trading on the Nasdaq National Market in October 1987. The ADRs are quoted under the symbol TEVA. The Bank of New York serves as Depositary for the ADRs. In November 2002, Teva was added to the NASDAQ 100 Index. Each ADR represents one ordinary share.

The following table sets forth information regarding the high and low prices of the ADR on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
March 2005 (until March 15)	31.49	29.10
February 2005	30.60	26.80
January 2005	30.13	26.78
December 2004	30.18	27.28
November 2004	27.88	22.82
October 2004	27.25	23.75
September 2004	28.75	25.50

Last eight quarters:
Q4 2004	30.18	22.82
Q3 2004	30.97	25.27
Q2 2004	33.91	31.13
Q1 2004	32.90	29.97
Q4 2003	31.18	26.00
Q3 2003	30.78	26.10
Q2 2003	29.20	21.00
Q1 2003	21.98	17.25

Last five years:
2004	33.91	24.62
2003	31.18	17.25
2002	19.78	12.98
2001	18.58	12.12
2000	19.50	8.03

On March 15, 2005, the last reported sale price for the ADRs on Nasdaq was $30.93. The American Stock Exchange, the Chicago Options Exchange and the Pacific Stock Exchange quote options on Teva’s ADRs under the symbol TEVA.

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

Period	High	Low
Last six months:
March 2005 (through March 15)	31.00	29.23
February 2005	30.62	26.61
January 2005	30.06	26.97
December 2004	29.85	27.13
November 2004	27.88	23.98
October 2004	26.93	23.56
September 2004	28.36	25.65

Last eight quarters:
Q4 2004	29.85	23.56
Q3 2004	34.00	25.65
Q2 2004	34.86	30.74
Q1 2004	33.88	28.72
Q4 2003	30.90	27.59
Q3 2003	30.32	26.21
Q2 2003	29.13	21.03
Q1 2003	21.65	17.32

Last five years:
2004	34.86	23.56
2003	30.90	17.32
2002	19.90	13.27
2001	18.18	12.92
2000	18.40	8.17

On March 15, 2005, the last reported sale price of the ordinary shares on the Tel Aviv Stock Exchange was $31.00.

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Teva’s registration number at the Israeli registrar of companies is 52-001395-4.

Directors’ Powers

The Israeli Companies Law, 1999 (the “Companies Law”) requires approval by both the board of directors and the audit committee of, among other things, the following actions or transactions, all subject to the requirement that such transactions are not adverse to the interests of the company:

(a)	proposed transactions between a company and its “office holders”, and proposed transactions between a company and a third party in which an office holder (as such term is defined in the Companies Law) has a “personal interest”(as such term is defined in the Companies Law), that are outside the ordinary course of the company’s business, that are not in accordance with market conditions or that may materially influence the earnings, assets or liabilities of the company;

(b)	material actions that may otherwise be deemed to constitute a breach of fiduciary duty of any office holder of the company, that are done in good faith; and

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

Approvals of the terms of service of directors, including the grant of exemption, insurance, an undertaking to indemnify or indemnification under a permit to indemnify as well as the company’s contracts with its directors on conditions of employment in other assignments, require approval by the audit committee, board of directors and the shareholders.

A director with an interest in any of the above transactions may not be present and may not vote at the board of directors and audit committee’s meetings at which such transaction is approved (except under certain circumstances detailed in Section 278 (b) of the Companies Law). In cases where the approval of the audit committee is required, the audit committee may only approve such transactions if two independent directors are members of the committee and at least one of them is present at the meeting at which the transaction is approved.

The Companies Law requires that an office holder promptly disclose any “personal interest” that he may have, and every substantive fact or document, in connection with any existing or proposed transaction by the company and codifies the duty of care and fiduciary duties that an office holder owes to the company.

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

Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends and the appointment of auditors) requires the affirmative vote of a majority of the shares voting in person or by proxy. Certain resolutions (for example, resolutions amending the Articles of Association) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the Articles of Association require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the board of directors, approved by three-quarters of those persons voting, at a meeting of the board of directors which shall have taken place prior to that general meeting.

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

Under the Companies Law, an acquisition of shares in a public company must be made by means of a purchase offer to all stockholders if, as a result of the acquisition the purchaser would become a 25% stockholder of the company. This rule does not apply if there is already another 25% stockholder of the company.

FOREIGN EXCHANGE REGULATIONS

Nonresidents of Israel who purchase ADRs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding. See “Israel Taxation – Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax consequences to U.S. Holders (as defined below) of ADRs who hold such securities as capital assets. For purposes of this summary, a “U.S. Holder” means a beneficial owner of an ADR that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source;

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person; or

•	a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

If an entity that is classified as a partnership for U.S. federal tax purposes holds ADRs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding ADRs through such entities should consult their tax advisors.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service, all as of the date of this annual report and all of which are subject to change (including changes in interpretation), possibly with retroactive effect.

This summary does not purport to be a complete analysis of all potential tax consequences of owning ADRs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of Teva’s voting securities, investors that hold ordinary shares or ADRs as part of a straddle or hedging or conversion transaction, traders in securities that elect to mark to market, banks or other financial institutions or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. Investors are advised to consult their tax advisors with respect to the tax consequences of the ownership of ADRs, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on U.S. taxation.

Holder for U.S. Federal Income Tax Purposes

For purposes of the Code, a beneficial owner of ADRs will generally be treated as the beneficial owner of the underlying ordinary shares represented by the ADRs.

Taxation of Dividends

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income to the extent paid out of current or accumulated earnings and profits, determined for U.S. federal income tax purposes. Special rules apply, however, to dividends paid to individuals with respect to taxable years beginning on or before December 31, 2008 from “qualified foreign corporations.” Such dividends are eligible for taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum rate of 15%), provided that the individual receiving the dividend satisfies certain holding period and other requirements with respect to the ADRs. Teva believes that it is a “qualified foreign corporation” with respect to the dividends paid on the ADRs. Dividends subject to these special rules are not actually treated as capital gains, however, and thus are not included in the computation of an individual’s net capital gain and generally cannot be used to offset capital losses. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

U.S. Holders may claim the amount of any Israeli income taxes withheld as either a dollar-for-dollar credit against their U.S. federal income tax liability or as a deduction from gross income. The Code sets forth complex limitations on the amount of the credit, which varies in application from taxpayer to taxpayer. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the amount of U.S. federal income taxes otherwise payable on each class of income. Also, the total amount of allowable foreign tax credits in any year may not exceed the pre-credit U.S. tax liability for the year attributable to non-U.S. source taxable income. However, pursuant to a de minimis exception, certain individuals may claim a credit of up to $300 ($600 for joint filers) or creditable foreign taxes without being subject to these limitations. U.S. Holders should consult their tax advisors concerning the application of these rules in light of their particular circumstances.

Taxation of the Disposition of ADRs

Upon the sale or exchange of ADRs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis determined in U.S. dollars in the ADRs. In general, the capital gain of a non-corporate U.S. Holder is subject to tax at ordinary rates for ADRs held for one year or less and at the long-term capital gains rate (currently 15%) for ADRs held for more than one year. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The surrender of ADRs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

U.S. Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ADR unless the U.S. Holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. Holder may also be subject to backup withholding with respect to dividends or proceeds from the sale or disposition of an ADR unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Holders should review the summary below under “Israeli Taxation” for a discussion of the Israeli taxes which may be applicable to them.

ISRAELI TAXATION

Corporate Tax Rate

The regular corporate tax rate in Israel in 2004 is 35%. This rate is currently scheduled to decrease as follows: in 2005-34%, 2006–32%, 2007 and onward–30% for undistributed earnings. However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2002, 2003 and 2004 were 17.0%, 20.8% and 21.7%, respectively, since part of Teva’s income is derived from Approved Enterprises (as discussed below) and operations outside of Israel, where Teva has enjoyed lower tax rates.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as Industrial Companies pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at the rate of 12.5% per annum and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as Industrial Companies can claim special rates of depreciation such as up to 40% on a straight line basis for industrial equipment.

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

Income derived from an Approved Enterprise is subject to a tax rate of 25%, rather than the usual rate in 2004 of 35% (as mentioned above, gradually scheduled to be reduced to 30% in 2007), for a period of seven years, commencing with the year in which the Approved Enterprise first generates taxable income. This period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier.

Teva is a “Foreign Investors Company” (“FIC”), as defined by the Investment Law, and is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Because its current level of foreign ownership is more than 49%, its Approved Enterprise income is taxable at a tax rate not exceeding 20%. The period of such benefit is ten years, commencing with the year in which the Approved Enterprise first generates taxable income. This ten-year period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Unless extended, benefits under the Investment Law are granted to enterprises seeking approval not later than March 31, 2005. Teva cannot assure you that it will continue to qualify as an FIC in the future, or that the benefits will be granted in the future.

Most of the projects of Teva and certain of its subsidiaries were granted Approved Enterprise status for which the companies elected to apply for alternative tax benefits — waiver of grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income is for a limited period from two to ten years, depending upon the location of the enterprises. During the remainder of the benefits period (until the expiration of ten years), a corporate tax rate not exceeding 20% as above will apply.

Dividends paid by companies owning Approved Enterprises, the source of which is income derived from an Approved Enterprise during the benefits period, are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends are paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence, subject to controlled foreign corporation rules (see below “Tax Reform Legislation”).

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are subject to a 25% tax to be withheld at source (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADRs who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel. The current rate of tax withheld on the dividend is 18.5%.

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

In addition, if the ordinary shares are traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and NASDAQ), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

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

Teva’s derivative transactions during 2004 were executed through Israeli banks and foreign banks, including Hungarian banks. In the opinion of Teva’s management, the credit risk of these banks is de minimis.

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

The table below details the balance sheet exposure, by currency and geography, as at December 31, 2004 (at fair value). All data in the table has been converted for convenience into U.S. dollar equivalents.

	U.S. Dollar	Euro	English Pound	Canadian Dollar	New Israeli Shekel	Other	Total
	(U.S. dollars in millions)
Israel	—	192	30	(7)	(47)	(3)	279
European Union	54	—	(5)	—			59
Canada	(58)	—	—	—	—	—	58
Hungary	125	80	42	1	—	(1)	249
England	—	2	—	—	—	—	2

Total exposure	237	274	77	8	47	4	647

Explanatory note:

1.	Total exposure is the summation of the absolute value figures.

Net exposure:

	EUR/USD	GBP/USD	CAD/USD	NIS/USD
	(U.S. dollars in millions)
Net exposure	138	30	(51)	(47)

The set-off does not include exposure against the HUF.

The table below details (in millions) the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as at December 31, 2004 and is presented in U.S. dollar equivalent terms.

Currency	Cross Currency	Hedging Value		Fair Value		2004 Weighted Average Settlement Prices/Strike Prices
		2004	2003	2004	2003
		(U.S. dollars in millions)
Forward:
Euro	HUF	79	95	79	95	275.1
GBP	HUF	52	52	52	52	387.7
USD	HUF	135	136	135	136	225.1
Canadian Dollar	HUF	1	1	1	1	152.5
GBP	USD	11	5	11	5	1.9
Euro	USD	5	—	5	—	1.34
Canadian Dollar	USD	25	3	25	3	1.19
Options:
New Israeli Shekel	USD	20	15	0.5	0	4.42
Canadian Dollar	USD	47	45	0.5	0	1.22
Euro	USD	126	67	0.5	0	1.29
GBP	USD	15	5	0	0	1.86
USD	HUF	36	—	4	—	205.8
Euro	HUF	7	—	0.5	—	270.0
GBP	HUF	2	—	0	—	378.0

Total		561	424	314	292

Explanatory notes:

1.	An option’s value reflects its fair value disregarding the notional amount represented by such an option.

2.	In addition to the above, Teva protects some of its operational exposure for the next 12 months.

Interest Rate Risk Management

In connection with the Sicor acquisition, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024.

During August 2004, Teva called the $360 million of 0.75% Senior Convertible Debentures for redemption, following which practically all such debentures were converted into Teva shares. As of December 31, 2004, the outstanding debt balances (the original amount net of debentures converted into shares) included $444 million out of the $450 million of 0.375% Senior Convertible Debentures as well as the above-mentioned two series of convertible debentures issued in 2004.

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

Teva’s cash is invested in the United States, Europe and Israel primarily in short-term investments. As of December 31, 2004, the average maturity of the portfolio was April 2006, with average credit quality of AA+ and a minimum credit quality of BBB.

Teva’s liabilities, the average interest they bear and their repayment schedule by currencies as at December 31, 2004 are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total Amount	Interest Rate	2005	2006	2007	2008	2009	2010 & thereafter
			(U.S. dollars in millions)
Fixed interest - Debentures:
U.S. Dollar	1,623.4	0.2%-7%	20.0		444.0	525.0	0.0	634.4
Floating Rates:
U.S. Dollar	87.0	2.3%	77.6	2.5	1.9	1.7	1.7	1.6
Euro	340.1	2.9%	333.2	1.9	1.5	0.5	0.5	2.5
English Pound	57.9	5.2%	56.3	0.5	0.5	0.1		0.5
Canadian Dollar	168.5	3.0%	66.2	102.3
NIS	7.1	4.0%	7.1

Total:	2,284.0	—	560.4	107.2	447.9	527.3	2.2	639.0

PART II

ITEM 15: CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Teva’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that Teva has in place effective controls and procedures designed to ensure that information required to be disclosed by Teva in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Internal controls. Since the date of the evaluation described above, there have not been any changes in Teva’s internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16: [RESERVED]

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Teva’s board of directors has determined that Prof. Meir Heth, a member of its audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and Nasdaq regulations.

ITEM 16B: CODE OF ETHICS

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, to investors by contacting Teva’s investor relations department and to others through the legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K. As referred to above, the board of directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its board of directors.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers (“PwC”). These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC, for the years ended December 31:

	2004	2003
	($ in thousands)
Audit Fees	3,816	2,287
Audit-Related Fees	808	1,182
Tax Fees	5,133	4,871
All Other Fees	25	16

Total	9,782	8,356

The audit fees for the years ended December 31, 2004 and 2003, respectively, were for professional services rendered for the audits of Teva’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2004 and 2003, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2004 and 2003, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2004 and 2003 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As further described below, during 2004 Teva spent $188 million to repurchase 6.9 million of its shares and $25 million of its convertible debentures. This purchase of securities had the result of decreasing total outstanding shares on a fully diluted basis at December 31, 2004 by 7.5 million shares. As of March 11, 2005, the accumulated funds spent on the new repurchase program described below amounted to $388 million representing 13.7 million shares.

Set forth below is a summary of the shares and convertible debentures repurchased by the Company during 2004 and the approximate dollar value of securities that may yet be purchased under the Company’s repurchase plan:

Teva Shares/ADRs(1)

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of securities that may yet be purchased under the plans or programs(2) (in millions)
March 2004	15,620	$32.43	15,620	$7
August 2004	271,230	25.77	271,230	—
September 2004	898,314	26.95	898,314	256
October 2004	340,117	25.79	340,117	243
November 2004	3,228,150	26.83	3,228,150	156
December 2004	2,097,866	29.07	2,097,866	395

Total	6,851,297	$27.45	6,851,291

Convertible Senior Debentures(1)

	Principal amount of debentures purchased (in thousands)	Average price paid per $1,000 principal amount of debentures	Total principal amount of debentures purchased as part of publicly announced plans or programs(3) (in thousands)	Approximate dollar value of securities that may yet be purchased under the plans or programs (2) (in millions)
September 2004	$20,000	$97.28	$20,000	$256
October 2004	5,000	97.00	5,000	243
November 2004	—	—	—	156
December 2004	—	—	—	395

Total	$25,000	$97.225	$25,000

(1)	No securities were repurchased by the Company in 2004 except in the months listed.
(2)	Amount available for repurchase under the Company’s repurchase plan pursuant to authorization by Teva’s board of directors in September 2004 to repurchase Teva securities in an amount valued at up to $300 million, which amount was increased to $600 million in December 2004. Securities purchased prior to September 2004 were pursuant to a previous authorization to purchase $50 million of securities, which program was substantially completed. Amounts available for repurchase may be used to purchase ADRs or convertible debentures.
(3)	Includes $15 million of 0.25% Convertible Senior Debentures due 2024, which are convertible into Teva ADRs at a rate of 28.3638 ADRs per $1,000 principal amount, and $10 million of 0.50% Convertible Senior Debentures due 2024, which are convertible into Teva ADRs at a rate of 26.385 ADRs per $1,000 principal amount.

PART III

ITEM 18: FINANCIAL STATEMENTS

(a) Consolidated Financial Statements:

(b) Financial Statement Schedule:

Page
Report of Independent Registered Public Accounting Firm	S-1
Schedule II — Valuation and Qualifying Accounts	S-2

ITEM 19: EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Restated Articles of Association (1)(3)

2.1	Amended and Restated Deposit Agreement, dated February 12, 1997, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of ADRs (4)

2.2	Form of American Depositary Receipt (4)

2.3	Indenture, dated as of November 18, 2002, by and among Teva Pharmaceutical Finance B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (3)

2.4	Form of Global Debentures (included in Exhibit 2.3)

2.5	Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (5)

2.6	First Supplemental Senior Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (6)

2.7	Form of Global Debentures (included in Exhibit 2.6)

2.8	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

4.1	Purchase Agreement, dated February 1, 2000, among Dan Family Holdings Ltd., Almad Investments Limited, 1377077 Ontario Inc. and Teva Pharmaceutical Industries Ltd. and related exhibits, relating to the acquisition of Novopharm Limited (7)

4.2	Amending and Indemnity Agreement, dated as of April 4, 2000, among Dan Family Holdings Ltd., Almad Investments Limited, 1377077 Ontario Inc., Teva Pharmaceutical Industries Ltd., Novopharm Limited and Leslie L. Dan and related exhibits, relating to the acquisition of Novopharm Limited (8)

4.3	Agreement and Plan of Merger, dated as of October 31, 2003, as amended as of November 25, 2003, by and among Sicor Inc., Teva Pharmaceutical Industries Limited and Silicon Acquisition Sub, Inc. (9)

8	Subsidiaries of the Registrant

10.1	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1)	English translation or summary from Hebrew original, which is the official version.
2)	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
4)	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-11474).
5)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-111144).
6)	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on January 27, 2004.
7)	Incorporated by reference to Exhibit 10.5(i) to Teva’s Annual Report on Form 20-F for the year ended December 31, 1999.
8)	Incorporated by reference to Exhibit 10.5(ii) to Teva’s Annual Report on Form 20-F for the year ended December 31, 1999.
9)	Incorporated by reference to Annex A included in Teva’s Registration Statement on Form F-4 (Reg. No. 333-110820).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dan S. Suesskind
Name:	Dan S. Suesskind
Title:	Chief Financial Officer

Date: March 17, 2005

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

The amounts are stated in U.S. dollars ($) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations, changes in shareholders’ equity, comprehensive income and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 17, 2005	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2004	2003		2002
	(U.S. dollars in millions, except earnings per ADR)
Net sales	$4,798.9	$3,276.4		$2,518.6
Cost of sales	2,559.6	1,757.5		1,423.2

Gross profit	2,239.3	1,518.9		1,095.4
Research and development expenses:
Total expenses	356.1	243.4		192.6
Less - participations and grants	17.7	29.9		27.6

	338.4	213.5		165.0
Selling, general and administrative expenses	696.5	520.6		406.4
Acquisition of research and development in process	596.6
Income from GlaxoSmithKline litigation settlement		100.0
Impairment of product rights	30.0
Restructuring expenses		7.4

Operating income	577.8	877.4		524.0
Financial income (expenses) - net	25.9	(5.0)		(24.6)

Income before income taxes	603.7	872.4		499.4
Income taxes	267.2	181.5		84.8

	336.5	690.9		414.6
Share in profits (losses) of associated companies - net	(1.2)	1.5		(2.7)
Minority interests in profits of subsidiaries - net	(3.5)	(1.4)		(1.6)

Net income	$331.8	$691.0		$410.3

Earnings per ADR:
Basic	$0.54	$1.29		$0.78

Diluted	$0.50	$1.16	*	$0.74 *

Weighted average number of ADRs (in millions):
Basic	612.7	536.8		529.0

Diluted	688.0	608.8	*	580.9 *

*	After giving retroactive effect to the adoption of EITF No. 04-8 (see note 1r).

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(U.S. dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$784.1	$1,057.3
Short-term investments	256.8	322.1
Accounts receivable:
Trade	1,475.9	1,031.8
Other	398.4	300.6
Inventories	1,286.3	1,004.6

Total current assets	4,201.5	3,716.4
Investments and other assets	843.6	445.1
Property, plant and equipment, net	1,278.2	827.4
Intangible assets and debt issuance costs, net	736.3	279.5
Goodwill	2,572.4	647.5

Total assets	$9,632.0	$5,915.9

Liabilities and shareholders’ equity
Current liabilities:
Short-term credit	$560.4	$291.7
Accounts payable and accruals	1,643.5	1,050.7
Convertible Senior Debentures		352.5

Total current liabilities	2,203.9	1,694.9

Long-term liabilities:
Deferred income taxes	212.3	34.6
Employee related obligations	87.6	74.9
Loans and other liabilities	215.0	365.5
Convertible Senior Debentures	1,513.4	449.9

Total long-term liabilities	2,028.3	924.9
Commitments and contingencies, see note 8

Total liabilities	4,232.2	2,619.8

Minority interests	10.9	6.7

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; December 31, 2004 and 2003: authorized - 999.6 million; issued and outstanding - 626.8 million and 555.4 million, respectively	42.1	34.3
Additional paid-in capital	3,035.0	1,159.3
Deferred compensation	*	*
Retained earnings	2,171.4	1,960.3
Accumulated other comprehensive income	377.8	184.0
Cost of Company shares held by subsidiaries - December 31, 2004 and 2003 - 15.4 million and 8.6 million ordinary shares, respectively	(237.4)	(48.5)

Total shareholders’ equity	5,388.9	3,289.4

Total liabilities and shareholders’ equity	$9,632.0	$5,915.9

*	Represents an amount of less then $ 0.1 million.

/s/ Eli Hurvitz	/s/ Israel Makov
E. Hurvitz	I. Makov
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional Paid-in capital	Deferred Compensation		Retained earnings	Accumulated other comprehensive income (loss)	Cost of Company shares held by subsidiaries	Total
	Number of shares (in millions)	Par value
	(U.S. dollars in millions)
Balance at January 1, 2002	512.4	31.0	480.6		(0.2)	970.4	(58.5)	(42.6)	1,380.7
Changes during 2002:
Net income						410.3			410.3
Other comprehensive income							75.8		75.8

Total comprehensive income									486.1
Amortization of deferred compensation related to employee stock option plans					0.1				0.1
Exercise of options by employees	1.0	*	5.8						5.8
Tax benefit arising on exercise of stock options			0.1						0.1
Dividends						(35.0)			(35.0)
Ordinary shares issued in exchange for special shares	13.0	*	*
Stock split		2.9	(2.9)
Cost of acquisition of Company shares, net of proceeds from sale			(2.1)					(6.3)	(8.4)

Balance at December 31, 2002	526.4	33.9	481.5		(0.1)	1,345.7	17.3	(48.9)	1,829.4
Changes during 2003:
Net income						691.0			691.0
Other comprehensive income							166.7		166.7

Total comprehensive income									857.7
Deferred compensation related to employee stock option plans			0.6		(0.6)
Amortization of deferred compensation related to employee stock option plans					0.7				0.7
Exercise of options by employees	3.2	*	33.6						33.6
Tax benefit arising on exercise of stock options			10.6						10.6
Dividends						(76.4)			(76.4)
Conversion of Convertible Senior Debentures and related tax effect	25.8	0.4	637.0						637.4
Cost of acquisition of Company shares, net of proceeds from sale			(4.0)					0.4	(3.6)

Balance at December 31, 2003	555.4	34.3	1,159.3		*	1,960.3	184.0	(48.5)	3,289.4
Changes during 2004:
Net income						331.8			331.8
Other comprehensive income							193.8		193.8

Total comprehensive income									525.6
Stock split		6.8	(6.8)
Issuance of shares, stock options and warrants on acquisition of Sicor	46.7	0.5	1,410.9						1,411.4
Ordinary shares issued in exchange for special shares	0.1	*	*						*
Amortization of deferred compensation related to employee stock option plans					*				*
Exercise of options by employees	7.9	0.1	126.9						127.0
Tax benefit arising on exercise of stock options			35.2						35.2
Dividends						(120.7)			(120.7)
Conversion of Convertible Senior Debentures	16.7	0.4	358.0						358.4
Cost of acquisition of Company shares, net of proceeds from sale			(48.5)					(188.9)	(237.4)

Balance at December 31, 2004	626.8	$42.1	$3,035.0	$	*	$2,171.4	$377.8	$(237.4)	$5,388.9

*	Represents an amount less than $ 0.1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in millions)
Net income	$331.8	$691.0	$410.3

Other comprehensive income (loss):

Changes in net unrealized gain (loss):
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies	190.5	149.4	87.5
Unrealized holding gains (losses) on available-for-sale securities - net	10.6	15.8	(13.5)
Gain in respect of derivative instruments designated as a cash flow hedge	0.5	1.7
Minimum liability with respect to defined benefit plans	(3.6)
Income tax effect:
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies	(0.9)		(1.9)
Unrealized holding gains (losses) on available-for-sale securities	(2.2)	(0.2)	0.9
Minimum liability with respect to defined benefit plans	1.1

Changes in net unrealized gain (loss), net of tax	196.0	166.7	73.0
Reclassification adjustment included in net income:
Unrealized holding losses on available-for-sale securities			4.1
Gain in respect of derivative instruments designated as a cash flow hedge	(2.2)
Income tax effect - reclassification adjustment on available-for-sale securities			(1.3)

Net reclassification adjustment in net income, net of tax	(2.2)		2.8

Other comprehensive income, net of tax, for the year	193.8	166.7	75.8

Comprehensive income	$525.6	$857.7	$486.1

Accumulated other comprehensive income (loss):
Balance at beginning of year	$184.0	$17.3	$(58.5)
Other comprehensive income, net of tax, for the year	193.8	166.7	75.8

Balance at end of year	$377.8	$184.0	$17.3

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in millions)
Cash flows from operating activities:
Net income	$331.8	$691.0	$410.3
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows*(1)	887.4	25.5	84.5
Changes in certain assets and liabilities*(1)	29.6	(89.9)	(141.1)

Net cash provided by operating activities*	1,248.8	626.6	353.7

Cash flows from investing activities:
Purchase of property, plant and equipment	(311.0)	(207.5)	(160.4)
Acquisition of subsidiaries*(2)	(1,961.3)	(8.4)	(156.3)
Acquisition of intangible assets	(27.5)	(18.6)	(25.2)
Proceeds from sale of property, plant and equipment	3.7	2.1	24.3
Proceeds from sale of long term investments	194.1	127.7	4.0
Acquisition of long-term investments and other assets	(536.1)	(472.5)	(202.4)
Net decrease (increase) of short-term investments	242.0	142.1	(148.9)

Net cash used in investing activities	(2,396.1)	(435.1)	(664.9)

Cash flows from financing activities:
Proceeds from exercise of options by employees	78.7	35.0	8.5
Cost of acquisition of Company shares (2003 and 2002 - net of proceeds from sale)	(188.9)	0.4	(6.3)
Proceeds from issuance of Convertible Senior Debentures, net of issuance costs (2004 - $ 18.4 million; 2002 - $ 10.8 million)	1,076.1		439.2
Repurchase of Convertible Senior Debentures	(25.0)
Long-term loans and other long-term liabilities received	9.8	1.0
Discharge of long-term loans and other long-term liabilities	(11.5)	(4.1)	(3.9)
Net increase (decrease) in short-term credit	33.9	73.6	(53.4)
Dividends paid	(120.7)	(76.3)	(46.6)

Net cash provided by financing activities	852.4	29.6	337.5

Translation differences on cash balances of certain subsidiaries	21.7	26.3	14.7

Net increase (decrease) in cash and cash equivalents	(273.2)	247.4	41.0
Balance of cash and cash equivalents at beginning of year	1,057.3	809.9	768.9

Balance of cash and cash equivalents at end of year	$784.1	$1,057.3	$809.9

*	See details on page F-8.

The accompanying notes are an integral part of the financial statements.

(Continued) - 2

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2004	2003	2002
		(U.S. dollars in millions)
(1)	Adjustments to reconcile net income to net cash provided by operating activities:
	Income and expenses not involving cash flows:
	Depreciation and amortization	$220.4	$127.7	$96.8
	Deferred income taxes - net	27.1	(28.6)	(31.7)
	Income from GlaxoSmithKline litigation settlement		(100.0)
	Impairment of product rights	30.0
	Acquisition of research and development in process	596.6
	Restructuring expenses		7.4
	Increase in employee related obligations	4.2	9.1	6.0
	Compensation related to employee stock option plans	*	0.7	0.1
	Capital losses (gains) - net	(1.8)	0.5	(7.5)
	Share in losses (profits) of associated companies - net	1.2	(1.5)	2.7
	Minority interests in profits of subsidiaries - net	3.5	1.4	1.6
	Other items - net	6.2	8.8	16.5

		$887.4	$25.5	$84.5

	Changes in certain assets and liabilities:
	Increase in accounts receivable	$(257.7)	$(165.4)	$(101.8)
	Increase in inventories	(84.7)	(155.6)	(149.1)
	Increase in accounts payable and accruals	372.0	231.1	109.8

		$29.6	$(89.9)	$(141.1)

(2)	Acquisition of subsidiaries:
	Assets and liabilities of the subsidiaries upon acquisition:
	Working capital (excluding cash and cash equivalents)	$254.4	$0.2	$18.7
	Long-lived assets	369.2	8.2	60.0
	Research and development in-process	583.6
	Other identifiable intangible assets	506.5
	Long-term liabilities	(209.9)		(36.1)
	Goodwill arising on acquisition	1,868.9		80.1

		3,372.7	8.4	122.7
	Acquisition of shareholders loan			33.6
	Issuance of shares, stock options and warrants	1,411.4

	Cash paid - net	$1,961.3	$8.4	$156.3

*	Represents an amount of less than $ 0.1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded - 3)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental disclosure of non-cash investing and financing activities:

a.	On January 22, 2004, the Company completed the acquisition of Sicor Inc., for a total consideration of $ 3.46 billion. Teva shares, stock options and warrants with an aggregate value of $ 1.4 billion were issued as part of the consideration for the acquisition.

b.	In 2004 and 2003, $ 358 million and $ 558 million of Convertible Senior Debentures were converted into 16.7 million and 25.8 million Teva ADRs, respectively, see note 7.

c.	In April 2003, the Company signed a settlement agreement with GlaxoSmithKline Inc. (“GSK”) under which the Company received product rights relating to Purinethol® and recorded a non-cash income of $ 100 million reflecting the value of the product rights, see note 4.

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in millions)
Supplemental disclosure of cash flow information:

Interest paid	$31.2	$34.0	$25.1

Income taxes paid	$249.0	$134.2	$54.2

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

These investments are included among investments and other assets. Companies controlled to the extent of 20% or more and limited partenrships, which are not subsidiaries (“associated companies”), are accounted for by the equity method. Other non-marketable equity investments are carried at cost.

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

Property, plant and equipment are carried at cost, after deduction of the related investment grants ($ 11 million in respect of both December 31, 2004 and 2003). Equipment leased under capital leases is classified as the Group’s assets and included at the present value of lease payments as determined by the lease agreement.

Interest expenses in respect of loans and credit applied to finance the construction or acquisition of property, plant and equipment, incurred until the assets are ready for their intended use, are charged to the cost of such assets. Interest capitalized for the year ended December 31, 2004 was $ 1.1 million and for the years ended December 31, 2003 and 2002 less than $ 1 million.

Depreciation is computed using the straight-line method over the estimated useful life of the assets: buildings—25-50 years; machinery and equipment - 8-12 years; motor vehicles, computer equipment, furniture and other assets—mainly 5-10 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.

g.	Goodwill, intangible assets and debt issuance costs:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Intangible assets consist mainly of acquired marketing and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries. As from January 1, 2002, pursuant to FAS 142, “Goodwill and Other Intangible Assets”, goodwill and indefinite life intangible assets are no longer amortized but rather tested for impairment at least annually, at December 31 of each year. As of December 31, 2004, 2003 and 2002 the Company has determined that there is no impairment with respect to either goodwill or tradename, which was determined to have an indefinite life.

Definite-lived intangible assets are amortized mainly using the straight-line method over their estimated period of useful life, as follows: marketing and product rights - mainly 12 and 20 years; other intangible assets - mainly 5-14 years.

Costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the period from issuance of the debentures through the first redemption date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Impairment in value of long-lived assets and intangible assets:

The Company tests long-lived assets, including definite life intangible assets for impairment, in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values, calculated based on expected future discounted cash flows.

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

The calculation is based on historical experience and the specific terms in the individual agreements. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product. Provisions for shelf-stock adjustments are determined at the time of the price decline or at the earliest point in time when a price decline is expected and based on estimated inventory levels. Where there is a historical experience of Teva agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Research and development expenses:

Research and development expenses are charged to income as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met. Upfront fees received in connection with cooperation agreements are deferred and recognized over the period of the applicable agreements as a reduction of research and development expenses.

In connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to research and development in process expense at the acquisition date.

m.	Shipping and handling costs:

Shipping and handling costs, which amounted to $ 59.2 million, $ 43.8 million and $ 35.9 million for the years ended December 31, 2004, 2003 and 2002, respectively, are included in selling, general and administrative expenses.

n.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were $ 33.0 million, $ 28.9 million and $ 28.7 million, respectively.

o.	Concentration of credit risks - allowance for doubtful accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2004 and 2003 were deposited with major U.S., European and Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s sales are made in North America, Europe and Israel, to a large number of customers. The sales to one customer constitutes approximately 10% of total consolidated sales, and the sales to another customer constitutes approximately 9% of total consolidated sales in the year ended December 31, 2004 (2003 - 13% to one customer and 7% to each of certain three customers; and 2002 - 9% to each of certain two customers).

In general, the exposure to the concentration of credit risks relating to trade receivables is limited, due to the relatively large number of customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts. The allowance in respect of trade receivables ($ 36.3 million and $ 23.7 million, at December 31, 2004 and 2003, respectively), has been determined for specific debts doubtful of collection.

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

In 2003, a wholly-owned subsidiary of the Company entered into several forward transactions in respect of forecasted sales. These transactions were designated as hedging instruments on the date that the subsidiary entered into such derivative contracts, and qualify as cash flow hedges under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. For such derivative financial instruments, the effective portions of changes in fair value of the derivative are carried to other comprehensive income under gains in respect of derivative instruments designated for cash flow hedge, net of related taxes, and are recognized in the statements of income when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statements of income among financial income (expenses) - net.

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

During September 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8 “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share,” under which contingently convertible debt instruments (Co-Cos) are to be subject to the if-converted method under SFAS No. 128, “Earnings Per Share,” regardless of the stock price-related contingent features included in the instrument. The pronouncement is effective for all periods ending after December 15, 2004, and requires that it be implemented by restatement of previously reported earnings per ADR for all periods presented.

The following table illustrates the effect of implementating EITF 04-8 on diluted earnings per ADR for the years ended December 31, 2003 and 2002:

	Year ended December 31,
	2003	2002
Diluted earnings per ADR:
As previously reported	$1.20	$0.76

As restated in 2004	$1.16	$0.74

Weighted average number of ADRs (in millions):
As previously reported	590.0	561.6

As restated in 2004	608.8	580.9

In computing diluted earnings per ADR, basic earnings per ADR are also adjusted to take into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method.

Basic and diluted earnings per ADR are computed after giving retroactive effect to both the December 2002 and June 2004 2:1 stock splits.

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

FAS 123, “Accounting for Stock-Based Compensation,” as amended by FAS 148, established a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, for companies electing to apply APB 25.

The following table illustrates the effect on net income and earnings per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31,
	2004	2003	2002
	(In millions, except earning per ADR)
Net income, as reported	$331.8	$691.0	$410.3
Add: Compensation related to employee stock option plans, included in consolidated statements of income net of related tax effect	*	0.5	0.1
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	44.9	54.7	58.6

Pro forma net income	$286.9	$636.8	$351.8

Earnings per ADR (see note 1r):
Basic - as reported	$0.54	$1.29	$0.78

Basic - pro forma	$0.47	$1.19	$0.66

Diluted - as reported	$0.50	$1.16	$0.74

Diluted - pro forma	$0.43	$1.08	$0.64

*	Represents an amount of less than $ 0.1 million.

In December 2004, the FASB revised FAS 123R, “Share-Based Payment”, which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement requires that employee equity awards be accounted for using the grant-date fair value based method. As applicable to Teva, this statement will be effective as of the third quarter of 2005. This statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company estimates that the cumulative effect net of related tax of adopting FAS 123R as of its adoption date by the Company (July 1, 2005), based on the awards outstanding as of December 31, 2004, will be approximately $ 1.5 million. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to our adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, the new standard will be implemented as from the third quarter of 2005, with no restatement of prior periods. Taking into account the transition method adopted by the Company, the Company expects that the effect of applying this statement on the Company’s results of operations in 2005 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported.

t.	Comprehensive income:

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income: (i) translation gains and losses of non-dollar currency financial statements of subsidiaries and associated companies; (ii) unrealized holding gains on available-for-sale securities, net of related taxes; (iii) gains in respect of derivative instruments designated for cash flow hedge, net of related taxes and (iv) minimum liability with respect to defined benefit plans, net of related taxes.

u.	Other recently issued accounting pronouncements:

1)	FAS 151

In November 2004, the FASB issued FAS 151, “Inventory Costs - an amendment of ARB 43, Chapter 4”. This statement amends current guidance to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. As applicable to Teva, this statement will be effective for inventory costs incurred after January 1, 2006 and the provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company’s financial statements or its results of operations.

2)	FAS 153

In December 2004, the FASB issued FAS 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. FAS 153 amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”. The amendments made by FAS 153 eliminate the APB 29 exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. As applicable to Teva, the provisions in FAS 153 are effective for nonmonetary asset exchanges occurring as from the third quarter of 2005and the provisions of this statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

3)	EITF Issue 03-1

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. In September 2004, the FASB delayed these accounting provisions. However, the disclosure requirements remain effective and have been adopted by the Company in these financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	EITF Issue 02-14

In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. As applicable to Teva, the provisions in EITF 02-14 became effective as from the fourth quarter of 2004. The adoption of EITF 02-14 by the Company did not have a material effect on the Company’s financial statements or its results of operations.

v.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 - CERTAIN TRANSACTIONS:

a.	Acquisitions:

2004 acquisitions:

Acquisition of Sicor Inc.:

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor Inc. (“Sicor”), a U.S. public pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients, and generic biopharmaceuticals. This transaction was intended to establish Teva’s presence in the U.S. hospital and generic injectables market, as well as provide Teva with a global platform for a generic injectables business, help expand its Central and South American operations, enhance its API operations and help expand its biogenerics efforts.

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $ 16.50 in cash and 0.3812 Teva ADRs representing a total consideration of $ 27.52 per share, calculated based upon the aggregate of the cash consideration and the average of the closing prices per ADR for the period commencing two days before, and ending two days after, the announcement of the merger agreement. The total consideration for the acquisition was $ 3.46 billion, (including transaction costs and the fair value of 4.3 million of Teva’s vested stock options granted in exchange of Sicor’s vested stock options, determined using the Black-Scholes option pricing model). The cash consideration of $ 2,019 million was financed out of Teva’s own resources, and from short-term borrowings in the amount of $ 1,130 million, which were subsequently refinanced by the issuance of Convertible Senior Debentures (see note 7). A total of 46,657,668 ADRs were issued as part of the Sicor acquisition; these shares amounted to 7.7% of Teva’s issued and outstanding share capital shortly after the allotment. The acquisition has been accounted for by the purchase method.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - CERTAIN TRANSACTIONS (continued):

The results of operations of Sicor have been included in the consolidated financial statements of Teva commencing January 22, 2004 (the closing date of the acquisition). The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. The following table summarizes the fair values of the assets acquired and liabilities assumed, with reference to Sicor’s balance sheet data as of January 22, 2004:

U.S. $ in millions
Current assets	$641.9
Investments and other assets	142.7
Property, plant and equipment, net	222.2
Identifiable intangible assets:
Existing products	473.5
Research and development in-process	583.6
Other	33.0
Goodwill	1,780.6

Total assets acquired	3,877.5

Current liabilities	211.5
Long-term liabilities	208.9

Total liabilities assumed	420.4

Net assets acquired	$3,457.1

Based upon an appraisal, performed by management with the assistance of independent appraisers, an amount of $ 583.6 million of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use, and, in accordance with generally accepted accounting principals, was charged to operating expenses upon acquisition. In-process R&D related to 32 injectable products having a range of values of between $ 1 million and $ 68 million, with an average value of approximately $ 18.2 million per product, and includes two products each with a value marginally above 10% of the total value. The amount allocated to research and development in process was valued using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This method utilized a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed. The net cash inflows were discounted to present value, using discount rates, which take into account, for each individual project, the stage of completion and the risks surrounding the successful development and commercialization. Material net cash inflows are forecasted to commence in the year 2006. A probability of success factor was used to reflect inherent technological and regulatory risks. The discount rate, as applicable to substantially all of the projects, was 14%. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors may vary among the individual projects.

An amount of $ 506.5 million of the purchase price was allocated to other identifiable intangible assets (of which $ 473.5 million relates to existing products), which were valued by management, with the assistance of independent appraisers, using the “Multi-Period Excess Earnings Approach” desrcribed above. The Company expects to amortize existing products over periods of 12 and 20 years. Additional purchase liabilities recorded included $23.3 million, mainly related to severance pay and termination of certain agreements. The excess of cost of acquisition over the fair value of net tangible and intangible assets on the acquisition date, not attributed to acquired in-process research and development, amounted to $ 1.78 billion, and was allocated to goodwill.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - CERTAIN TRANSACTIONS (continued):

Hereafter are certain pro forma combined statement of income data for the years ended December 31, 2004 and 2003, as if the acquisition of Sicor occurred on January 1, 2004 and 2003, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures in connection with the acquisition; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding non-recurring expenses directly attributable to the acquisition, representing acquired research and development in process in the amount of $ 583.6 million. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2004 and 2003, respectively, nor is it necessarily indicative of future results.

	Year Ended December 31,
	2004	2003
	(U.S. $ in millions, except earnings per ADR) (Unaudited)
Net sales	$4,816.2	$3,831.5

Net income	$913.0	$742.1

Earnings per ADR:
Basic	$1.48	$1.27

Diluted	$1.34	$1.11

Acquisition of Dorom Srl.:

On December 1, 2004 Teva announced that it had completed its cash acquisition of Dorom Srl. for a total consideration of $ 93 million. Dorom Srl. is one of the largest suppliers of generic pharmaceuticals to the Italian retail market. Teva will integrate Dorom’s business into its own pharmaceutical activities.

The Company accounted for the acquisition by the purchase method. The results of operations of Dorom Srl. have been included in the consolidated financial statements of the Company commencing December 1, 2004. No fair value adjustments have been included in these financial statements. A preliminary purchase price allocation was made in which no in process research and development was identified. Pending the completion of the purchase price allocation during the course of 2005, the entire amount by which the purchase price exceeded the book value has been included in goodwill.

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

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have and to otherwise share development cost or litigations risks. The Company’s most significant agreements of this nature are summarized below.

1)	With Active Biotech AB:

Effective August 2004, the Company entered into an agreement with Active Biotech AB (“Active Biotech”), a Swedish publicly traded Company, to develop and commercialize a certain Active Biotech product, which has the potential to be an orally available disease modifying treatment of multiple sclerosis.

Under the terms of the agreement, the Company acquired the exclusive rights to develop, register, manufacture and commercialize the product worldwide, with the exception of the Nordic and Baltic countries. In the third quarter of 2004 the Company made an upfront payment of $ 5 million, included in research and development expenses, and is to make additional payments up to a maximum amount of $ 87 million upon the achievement of certain milestones, as stipulated in the agreement.

2)	With Eisai:

In May 2003, the Company entered into a cooperation agreement with Eisai Co. Ltd. (“Eisai”), for the global co-development of Rasagiline and for co-promotion for several indications in the U.S market. Teva and Eisai initially aim to develop Rasagiline for alzheimer disease and will also co-promote Rasagiline once approved by the FDA, in the U.S. for Parkinson’s disease. Other provisions of the agreement relate to additional funding by Eisai of certain development activities relating to the products. Such additional funding is being made under certain conditions up to a maximum amount, as stipulated in the agreement. In 2004, a phase ll clinical study of potential uses of Rasagaline in the treatment of Alzheimer’s disease was initiated.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS (continued)

NOTE 2 - CERTAIN TRANSACTIONS (continued):

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

In addition, the Company has undertaken to participate in the funding of research and development conducted by other companies in a total amount of $ 225.5 million of which, as of December 31, 2004 $ 5.5 million had been paid by the Company. In addition Teva invested $ 18.7 million in the equity of these companies.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2004	2003
	(U.S. $ in millions)
Land	$75.0	$72.5
Buildings	508.6	327.5
Machinery and equipment	1,014.1	718.1
Motor vehicles, computer equipment, furniture and other assets	353.2	247.8
Payments on account	91.8	70.4

	2,042.7	1,436.3
L e s s - accumulated depreciation and amortization	(764.5)	(608.9)

	$1,278.2	$827.4

Depreciation and amortization expense was $ 138.8 million, $ 93.3 million and $ 76.5 million in the years ended December 31, 2004, 2003 and 2002, respectively. In the year ended December 31, 2003 additional impairment charges of $ 7.4 million was made in connection with the Group’s restructuring plans.

Land includes leasehold rights in Israel which extend over original periods of 49 years ending in the years 2007-2049, with an option for an additional period of 49 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - GOODWILL, INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS:

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

	Pharmaceuticals	API	Total
	(U.S. $ in millions)
Balance as of January 1, 2003	$534.6	$25.7	$560.3
Changes during 2003:
Translation differences	86.2	3.6	89.8
Other adjustments	0.9	(3.5)	(2.6)

Balance as of December 31, 2003	621.7	25.8	647.5
Changes during 2004:
Goodwill acquired during the year	1,442.6	426.3	1,868.9
Translation differences	36.3	21.0	57.3
Other adjustments	(1.3)		(1.3)

Balance as of December 31, 2004	$2,099.3	$473.1	$2,572.4

b.	Intangible assets and debt issuance costs:

1)	Intangible assets and debt issuance costs, net, consisted of the following:

	Original amount		Accumulated amortization		Amortized balance
	2004	2003	2004	2003	2004	2003
	(U.S. $ in millions)
Intangible assets (mainly - product rights)	$866.1	$320.5	$190.4	$88.0	$675.7	$232.5
Tradename	39.1	36.6			39.1	36.6
Debt issuance costs	38.5	19.6	17.0	9.2	21.5	10.4

	$943.7	$376.7	$207.4	$97.2	$736.3	$279.5

2)	Amortization of intangible assets amounted to $ 80.4 million; $ 44.6 million and $ 21.4 million in the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, the estimated aggregate amortization of intangible assets for the years 2005 to 2009, is as follows: 2005 - $ 68.8 million; 2006 - $ 70.1 million; 2007 - $ 68.8 million; 2008 - $ 53.7 million and 2009 - $ 52.3 million.

3)	Amortization of debt issuance costs amounted to $ 7.5 million, $ 7.4 million and $ 10.0 million in the years ended December 31, 2004, 2003 and 2002, respectively, and are included among financial expenses - net.

4)	Product rights received in connection with GlaxoSmithKline litigation settlement:

Pursuant to a litigation settlement agreement with GSK, on April 30, 2003 the Company received product rights relating to Purinethol®, a pharmaceutical product, for the United States, Puerto Rico and Canada, and reported a gain of $ 100 million reflecting the value of such rights, as determined by the Company, with the assistance of an independent appraiser.

In the first quarter of 2004, as a result of a generic competition to Purinethol® entering the market, an impairment charge of $ 30 million was recorded.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE RELATED OBLIGATIONS:

a.	Employee related obligations consisted of the following:

	December 31,
	2004	2003
	(U.S. $ in millions)
Accrued severance pay	$70.7	$61.2
Obligation in respect of defined benefit plans	16.9	13.7

	$87.6	$74.9

As of December 31, 2004 and 2003, the Group had $ 56.7 million and $ 48.4 million, respectively, deposited in funds managed by major Israeli banks and Israeli insurance companies which are earmarked by management to cover severance pay liability in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in investments and other assets.

Costs of severance pay and defined contribution plans charged to income in the years ended December 31, 2004, 2003 and 2002 were $ 27.4 million, $ 20.6 million and $ 22.2 million respectively. Pension costs under the defined benefit plans in those years amounted to $ 6.3 million, $ 6.1 million and $ 3.7 million, respectively.

The Company expects to contribute approximately $ 35.6 million in 2005, to the pension funds and insurance companies in respect of its severance and pension pay obligations, of which $ 14 million related to its Israeli employees.

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

The majority of the employees in the European subsidiaries are entitled to a retirement grant when they leave the subsidiaries. In the consolidated financial statements, an accrual of the liability of the subsidiaries is made, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to pension according to a defined benefit scheme providing benefit based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Professionally qualified independent actuaries value these schemes, the rates of contribution payable being determined by the actuaries. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services. The Company uses December 31 as the measurement date for the majority of its defined benefit plans. The North American subsidiaries provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

c.	Details relating to defined benefit plans of certain European subsidiaries:

1)	The consolidated components of net periodic benefit costs are as follows:

	Year ended December 31,
	2004	2003	2002
	(U.S. $ in millions)
Service cost	$4.1	$4.1	$3.5
Interest cost	4.7	3.8	2.7
Expected return on plan assets	(3.4)	(2.5)	(2.0)
Recognized net actuarial loss (gain)	1.3	0.7	(0.5)
Amortization of prior service cost	(0.4)

Employers’ pension cost	$6.3	$6.1	$3.7

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS (continued)

NOTE 5 - EMPLOYEE RELATED OBLIGATIONS (continued):

2)	The consolidated components of the projected benefit obligation and plan assets are as follows:

	December 31,
	2004	2003
	(U.S. $ in millions)
Benefit obligation:
Projected benefit obligation at beginning of year	$84.9	$63.1
Changes during the year:
Service cost	4.1	4.1
Interest cost	4.7	3.8
Plan participants’ contribution	1.6	1.1
Benefits paid	(1.5)	(1.4)
Actuarial loss	7.1	7.9
Prior service cost	1.6	(6.0)
Exchange rate differences	7.6	12.3
Curtailment	(0.5)

Projected benefit obligation at end of year	109.6	84.9

Plan assets:
Fair value of plan assets at beginning of year	52.7	37.6
Changes during the year:
Actual return on plan assets	5.4	1.9
Employer contribution	7.2	5.4
Plan participants’ contribution	1.6	1.1
Benefits paid	(1.4)	(1.2)
Exchange rate differences	5.1	7.9

Fair value of plan assets at end of year	70.6	52.7

Reconciliation of funded status:
Unfunded obligation, at end of year	39.0	32.2
Unrecognized net actuarial loss	(31.0)	(24.6)
Unrealized prior service cost	5.3	6.1

Net amount recognized	$13.3	$13.7

Amounts recognized in the balance sheet comprise of :
Obligation with respect to defined benefit plans	$16.9	$13.7
Accumulated other comprehensive loss	(3.6)

Net amount recognized	$13.3	$13.7

Accumulated benefit obligation	$88.6	$69.2

	December 31,
	2004	2003	2002
Weighted average assumptions:
Discount rate	4.9%	5.6%	6.1%
Expected return on plan assets	6.2%	6.2%	6.4%
Rate of compensation increase	3.0%	3.5%	3.3%
Pension increase	2.3%	2.0%	1.8%

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE RELATED OBLIGATIONS (continued):

3)	The Company’s pension plan weighted-average asset allocations at December 31, 2004, and 2003, by asset category are as follows:

	Plan Assets at December 31,
	2004	2003
Equity securities	44.7%	42.8%
Debt securities	53.5%	55.9%
Other	1.8%	1.3%

Total	100.0%	100.0%

d.	The Company expects to pay the following future benefits to its employees: $ 4.5 million in 2005; $ 5.1 million in 2006; $ 10.5 million in 2007; $ 5.2 million in 2008; $ 8.3 million in 2009 and $ 45.8 million in 2010-2014. These amounts, as they relate to the Israeli subsidiaries, were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

NOTE 6 - LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES:

a.	Long-term loans and other long-term liabilities consisted of the following:

	Interest rate as of December 31, 2004	December 31,
		2004	2003
	%	(U.S. $ in millions)
Loans, mainly from banks (1) (3)	2.7 to 5.4	$270.6	$256.9
Debentures (2) (3)	6.9	114.8	116.7

		385.4	373.6
Less - current portion		(170.4)	(8.1)

		$215.0	$365.5

(1)	The balance as of December 31, 2004 is mainly composed of: (i) a loan in the amount of $ 145.1 million due 2005 and bearing interest determined on the basis of Euro LIBOR (mainly) and Great Britain Pound LIBOR; and (ii) a loan in the amount of $ 102.3 million due 2006 and bearing interest determined on the basis of the Canadian dollar LIBOR.

(2)	The balance as of December 31, 2004 and 2003 is composed of debentures with a principal amount of $ 110 million, which were issued in 1998 in a private placement to institutional investors in the United States for periods of 7, 10 and 20 years at a fixed annual interest rate, the weighted average of which is 6.9%. In 2002, the Company entered into two interest rate swap transactions with respect to portions of these debentures (see note 11e), effectively changing the weighted annual interest rate on the debentures from 6.9% to 4.7%. Only the first interest swap transaction qualifies for hedge accounting under FAS 133, resulting at December 31, 2004 and 2003 in an increase of $ 4.8 million and $ 6.7 million, respectively (identical to the fair value of the related derivative at the end of each year), in the carrying value of the portion of the debentures it hedges, to adjust it to the fair value of such portion based on the risk being hedged.

(3)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2004, the Company met all financial covenants.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES (continued):

b.	As of December 31, 2004, the required annual principal payments of long-term debt, starting from the year 2006, are as follows: 2006 - $ 107.2 million; 2007 - $ 3.9 million; 2008 - $ 77.3 million; 2009 - $ 2.2 million; 2010 and thereafter - $ 19.6 million. The above does not include the Convertible Senior Debentures described in note 7.

c.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and the said subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS (continued)

NOTE 7 - CONVERTIBLE SENIOR DEBENTURES (continued):

The main terms of these debentures are summarized in the following table:

Month Issued	Issuer	Footnote	Annual interest rate	Principal amount	Year due	Conversion price	Number of Teva ordinary shares issuable upon full conversion	Earliest date of (i) redemption at issuer’s option; and (ii) repurchase at holder’s option
			%	(U.S.$ in millions)		$
October 2000	Teva Pharmaceutical Finance, LLC	(1)	1.50	$550	2005	21.55785	Converted during 2003	October 15, 2003

August 2001	Teva Pharmaceutical Finance, N.V.	(1)	0.75	$360	2021	21.456	Converted during 2004	August 20, 2004

November 2002	Teva Pharmaceutical Finance, B.V.	(2)	0.375	$450	2022	21.44945	20,979,558	November 18, 2007

January 2004	Teva Pharmaceutical FinanceII, LLC

	Series A	(2)	0.50	$460	2024	37.90	12,137,204	August 1, 2008

	Series B	(2)	0.25	$634	2024	35.255	17,996,028	February 1, 2010

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - CONVERTIBLE SENIOR DEBENTURES (continued):

(1)	In accordance with the conditions set forth in the applicable offering document, on September 25, 2003 and on August 1, 2004, Teva Pharmaceutical Finance LLC and Teva Pharmaceutical Finance, N.V., respectively, called for the redemption of the debentures each issued. In each case, substantially all of the outstanding debentures were converted into a total of 41,598,476 ADRs of the Company.

(2)	Holders of the debenture series issued in 2002 and 2004 , may convert the debentures into Teva ADRs under certain conditions detailed in the relating offering document; inter alia, holders of these series of debentures may surrender debentures for conversion into Teva ADRs during any conversion period (as defined) if the trading price of Teva’s ADRs were more than 120% and 130%, respectively, of the conversion price for twenty trading days within the first thirty trading days of each quarter ( “price threshold condition”).

The price threshold condition for the series of debentures issued in 2002 was met as of the third quarter of 2003 (and through December 31, 2004 and 2003). In 2004 and 2003, an amount of $ 5.9 million and $ 0.1 million, respectively of these debentures were converted into 280,473 ADRs of the Company. In 2004, Teva repurchased $ 25 million principal amount of Convertible Senior Debentures issued in 2004.

The number of Teva ordinary shares issuable upon full conversion is subject to adjustments in certain circumstances, as detailed in the related offering document.

The balance of the principal amount and accrued interest is as follows:

		December 31,
Month issued		2004	2003
		(U.S. $ in millions)
August 2001	Principal		$352.5
	Accrued interest		1.0
November 2002	Principal	$444.0	449.9
	Accrued interest	0.2	0.2
January 2004	Principal	1,069.4
	Accrued interest	1.6

	Total	$1,515.2	$803.6

The Convertible Senior Debentures, including accrued interest, are reflected in the balance sheets among:

	December 31,
	2004	2003
	(U.S. $ in millions)
Current liabilities	$1.8	$353.7
Long-term liabilities	1,513.4	449.9

	$1,515.2	$803.6

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Operating leases:

As of December 31, 2004, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2005 - $ 21.6 million; 2006 - $ 18.2 million; 2007 - $ 13.0 million; 2008 - $ 10.1 million; 2009 - $ 9.7 million ; 2010 and thereafter - $ 15.3 million.

The lease fees expensed in each of the years ended December 31, 2004, 2003 and 2002 were $ 20.2 million, $ 15.6 million and $ 13.9 million, respectively, of which $ 2.4 million, $ 3.1 million and $ 2.7 million, respectively, to a related party.

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

The Company has also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% - 3.5% of sales relating to certain products the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing 1999 - with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect of royalties to the Government as of December 31, 2004 amounts to $ 36.1 million. The Company is also committed to pay royalties to partners in alliances and other certain arrangements.

b)	Royalty expense included in cost of sales for the years ended December 31, 2004, 2003, and 2002 was $ 169.9 million, $ 93.0 million, and $ 66.3 million, respectively.

b.	Contingent liabilities:

General

Teva and its subsidiaries are from time to time subject to claims arising in the ordinary course of their business, including product liability claims. In addition, as described below, as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it has been made a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases the advice of counsel, management’s assessment of such cases, and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s accounts for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

Teva from time to time seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain generic approval for a product prior to the expiration of the originator’s patent or patents, Teva must challenge the patent or patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is involved and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent. Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third party process patents. Although the underlying generic industry legislation is different in Canada, Europe and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount of the damages would be related to the sales of the patentee’s product.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with certain development, supply and marketing, and research and collaboration or service agreements, Teva is required to indemnify, in unspecified amounts, the parties to such agreements (“the other parties”) against third party claims relating to: (i) infringement or violation of intellectual property or other rights of such third party; or (ii) damages to users of the related products. As of December 31, 2004, Teva is not aware of any material pending infringement action that may result in the other parties claiming such indemnification.

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

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

Intellectual Property Proceedings

On September 14, 2001, Purdue Pharma L.P. filed an action in the U.S. District Court for the Southern District of New York, alleging that the filling of Teva USA’s ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents for OxyContin®. Subsequently on April 3, 2003, Purdue sued Teva USA on its 10, 20 and 40 mg tablet products. On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same judge as in Teva USA’s case. Purdue has appealed that decision and oral argument was heard on November 3, 2004 before the Federal Circuit. On June 25, 2004, Teva USA’s motion for summary judgment was granted on the ground that collateral estoppel applied to the inequitable conduct finding in the Endo case. On March 31, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court’s decision in the Endo case. The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million. Were Purdue to be successful on its appeal and if Teva USA does not receive a favorable decision in its own case, Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

In August 2002, GlaxoSmithKline filed a complaint against Teva USA in the Pennsylvania Court of Common Pleas. The complaint alleges that Teva USA’s amoxiclav products are derived from a strain of streptomyces clavuligerus stolen from GlaxoSmithKline. The complaint asserts causes of action for alleged trade secret misappropriation, unfair competition and conversion. The suit seeks equitable relief and imposition of a constructive trust related to Teva USA’s amoxiclav products. Teva USA filed its answer to the amended complaint on October 8, 2003, denying all allegations of wrongdoing.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

On September 12, 2002, Teva obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of hydrocodone bitartrate and ibuprofen. The District Court ruled that the U.S. patent was invalid as obvious. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court’s ruling, remanding the case for further proceedings on the issues of infringement, validity and unenforceability. Trial has been scheduled for November 14, 2005. The patent expired on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. Teva had launched its product, hydrocodone bitartrate and ibuprofen tablets, 7.5mg/200mg, in April 2003. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $108 million. Were Knoll ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages.

In September 2002, Sicor launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Trial is scheduled for June 12, 2006. Annual sales of the branded product in the U.S. prior to Sicor’s launch were estimated to be $40 million. Were Pharmacia ultimately to be successful on its allegation of patent infringement, Sicor could be required to pay damages and be enjoined from selling that product.

In May 2003, Teva USA commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets. Teva USA had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order. On January 4, 2005, the District Court granted Schwarz Pharma’s motion for summary judgment of infringement and also held that the patent was valid and enforceable in light of the trial decision in the related case involving Teva’s ANDA for quinapril hydrochloride tablets, Warner-Lambert Company v. Teva Pharmaceuticals USA. On February 22, 2005, Teva noticed its appeal. The trial decision in the related quinapril hydrochloride case is also currently being appealed to the Court of Appeals for the Federal Circuit. Were Schwarz Pharma ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages. An appropriate provision for this matter has been included in the accounts.

In September and November 2004, Teva USA commenced sales of Impax Laboratories’ 20 and 10 mg omeprazole delayed release capsules, respectively, which are the AB-rated generic equivalent of Prilosec®, marketed by AstraZeneca. Prilesec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million for the twelve months ended June 2004. In addition to Teva, there are several other generic manufacturers currently selling the generic version of this product in the United States. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. AstraZeneca previously commenced a patent infringement litigation against Impax relating to its omeprazole capsules and also sued Teva following its launch of the omeprazole capsules. Were AstraZeneca ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules and be enjoined from selling that product.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic version of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. On October 13, 2004, the District Court denied Pfizer’s motion for a preliminary injunction against Alpharma, holding that Pfizer failed to meet its burden to prove both a likelihood of success on the merits and irreparable harm. No trial has been scheduled. Were Pfizer ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages and be enjoined from selling that product. Pfizer’s launch of generic versions of Neurontin® through its Greenstone affiliate and its promotion of the product prior to generic entry, among other factors, may be relevant to the damages estimation. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma, Teva USA may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva’s API plant. These additional conditions, some of which were effective immediately and some of which will take effect commencing June 2006, deal primarily with the treatment and quality of waste discharged. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation. In the event that the mediation process does not succeed and such additional conditions are not revoked by the court, Teva may have to incur additional costs or capital expenditures in order to comply with the additional conditions and/or find alternative production sites or third-party sources for certain API chemicals produced at the plant.

Competition, Pricing and Regulatory Matters

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees, and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan in a case pending in state court in San Joaquin County, California that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA.

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claims seek to proceed with a class action for damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval, and Novopharm intends to contest the authorization of both as class actions. An authorization hearing is anticipated sometime after the first quarter of 2005.

In May 2003, Teva USA accepted service in U.S. ex rel. King v. Alcon Laboratories, Inc., et al., a qui tam action, filed in U.S. District Court for the Northern District of Texas, against 28 pharmaceutical companies, comprising a substantial portion of the U.S. pharmaceutical industry. The complaint, brought by an individual on behalf of the United States pursuant to provisions of the federal False Claims Act, alleges that defendant pharmaceutical companies defrauded the United States government by selling products to the United States and its instrumentalities that were not manufactured in full compliance with FDA Current Good Manufacturing Practices, and were therefore adulterated within the meaning of the Food and Drug Act. The complaint sought the recovery of $30 billion collectively from defendants. On January 4, 2005, the defendants’ motion to dismiss the complaint was granted with prejudice.

Sicor is a defendant in several putative private class action complaints on behalf of Medicare and Medicaid patients nationwide who received oncology drugs as well as several actions filed by state attorneys general and one by the federal government alleging that the respective patients and the state and federal health care programs paid fraudulently inflated Average Wholesale Prices for their medicines. The litigation has been largely consolidated in federal court in Boston. Sicor is one of many defendants in each of these cases including many of the largest generic and brand name drug manufacturers alleging the same claims of fraud. In early 2004, the court dismissed all but one count in the complaint and discovery ensued for all parties. Sicor continues to pursue

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

its defenses vigorously. Teva USA has also been named in a few related matters, which are still at a preliminary stage. An appropriate provision for certain of these matters has been included in the accounts.

NOTE 9 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

As of December 31, 2004, there were 626.8 million ordinary shares issued and outstanding, (December 31, 2003—555.4 million). These shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of ADRs, each of which represents one ordinary share, on the Nasdaq National Market in the United States. In addition, as at December 31, 2004 and 2003, there were 12.4 million and 12.5 million, respectively, of outstanding special shares, issued by a subsidiary, that are exchangeable any time at the discretion of their holder into ordinary shares of the Company at a 1:1 ratio.

In addition to ordinary shares held by subsidiaries of the Company, as disclosed on the face of the balance sheet, the Company issued to a certain subsidiary, a total of 5.6 million ordinary and ordinary “A” shares, which do not confer on their holder voting rights or rights to appoint directors (other rights are identical to those of the ordinary shares) and are not listed for trading.

In January 2004, 46.7 million shares were issued in connection with the acquisition of Sicor (see note 2a).

b.	In December 2003, the Company filed a Shelf Registration Statement with the U.S. Securities and Exchange Commission. Under this Shelf Registration Statement, the Company or one or more of its indirect wholly owned subsidiaries may, from time to time, sell ADRs, debt securities and/or any other securities described in the Registration Statement in one or more offerings up to a total dollar amount of $ 2,000 million. On January 22, 2004, Teva sold Senior Convertible Debentures in an aggregate amount of $ 1,094 million (see note 7).

c.	In December 2002 and in June 2004, the Company effected 2:1 stock splits of its ordinary shares. All shares, option and Convertible Senior Debenture information in these consolidated financial statements has been retroactively restated to reflect the cumulative effect of these distributions as if they had occurred at the beginning of the earliest period presented.

d.	Employee stock option plans:

In 1999, the Company’s Board of Directors approved an option plan for employees of the Group, under which senior employees in Israel, Europe and the United States are to be granted options to purchase up to 8 million ordinary shares of the Company, without consideration. Any option not exercised by the end of the exercise period will expire, unless the exercise period is extended by the Board of Directors. Through December 31, 2004, options to purchase 5.5 million ordinary shares were granted under this plan.

In August 2000, the Company’s Board of Directors approved an option plan under which, over five years, employees of the Group will be granted options to purchase up to 26.2 million ordinary shares of the Company, without consideration. In addition to this authorization, in March 2003, the Company’s Board of Directors granted for no consideration options to senior employees of Teva to purchase up to 9.0 million ordinary shares of the Company. Through December 31, 2004, options to purchase 7.0 million ordinary shares were granted under this Plan including options granted to the Chief Executive Officer and President of the Company to purchase 0.3 million ordinary shares of the Company at an exercise price of $20.20. During 2004, and further to the approval of August 2000, the Company’s Board of Directors approved the granting for no consideraton, 4.8 million ordinary shares of the Company of which the Chief Executive Officer and President of the Company, was granted for no consideration, options to purchase 0.5 million ordinary shares at the exercise price of $25.03. Through December 31, 2004, options to purchase 25.2 million ordinary shares were granted at an exercise price equal to the closing price on NASDAQ or TASE, or the average price between the high and low prices on NASDAQ, as applicable, on the day of approval of each grant.

All options authorized but not granted by the Board of Directors under the Plans described in the immediately preceding paragraphs have expired and are of no further effect except for approximately 0.2 million options which remain available for future grants.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

In connection with Teva’s 100 year anniversary celebration, in July 2001, the Company’s Board of Directors approved an option plan, under which options to purchase 2.5 million ordinary shares of the Company were granted, at no consideration, to substantially all employees who were in the employ of the Group prior to September 1, 2000. Each such employee was granted options to purchase 400 ordinary shares without consideration, at an exercise price of $ 13.89 (85% of the market value of the Company’s ADR on date of grant). Certain other employees were granted options under the same plan, at no consideration, to purchase 0.3 million ordinary shares of the Company, at an exercise price of $ 14.80. The Company accounts for this stock option plan as a non-compensatory plan in accordance with the provisions of APB 25.

On September 4, 2001, the Board of Directors resolved to grant to the former Chief Executive Officer and President of the Company, at no consideration, options to purchase 0.3 million ordinary shares at the exercise price of $ 17.55. On February 14, 2002, the Board of Directors resolved to grant, at no consideration, the following options, each exercisable in purchase of one ordinary share: (i) to the former Chief Executive Officer and President of the Company, options to purchase 2.8 million ordinary shares, at an exercise price of $ 13.91, which was determined based on the price of the Company’s share on the date the grant was approved by the shareholders’ meeting; (ii) to the Chief Executive Officer and President of the Company, at no consideration, options to purchase 1.2 million ordinary shares at the exercise price of $ 15.11; and (iii) to each of the former chairman of the Board of Directors and the chairman of its Executive Committee at that time, options to purchase 0.1 million ordinary shares, at an exercise price of $ 13.91.

The grant of options to Israeli employees under the plans described above is to be subject to the terms stipulated by the Israeli Income Tax Ordinance (the “Ordinance”). Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

The vesting period of the options granted is generally 2 to 4 years from the date of grant and the rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the Company. The exercise period of the options granted is mainly 5 to 7 years from the date of grant.

A summary of the status of the option plans as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof):

	Year ended December 31,
	2004		2003		2002
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	36,358,880	14.34	33,792,788	12.38	25,416,960	10.85
Changes during the year:
Granted - at market price*	8,980,699	22.50	6,980,576	21.56	10,170,264	14.58
Exercised	(7,704,848)	10.08	(3,954,740)	8.91	(1,619,728)	4.94
Forfeited	(295,074)	16.81	(459,744)	14.96	(174,708)	13.79

Balance outstanding at end of year	37,339,657	17.16	36,358,880	14.34	33,792,788	12.38

Balance exercisable at end of year	16,644,140	12.70	11,731,036	10.25	7,443,496	7.66

*	In 2004, options granted include approximately 4.3 million vested stock options issued in connection with the acquisition of Sicor, see note 2a.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

The weighted average fair value of options granted during the year, estimated by using the Black & Scholes option-pricing model, was $ 11.0, $ 9.7 and $ 6.5 for the years ended December 31, 2004, 2003 and 2002, respectively. The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2004 - 0.7%, 2003 - 0.7% and 2002 - 0.6%; expected volatility of: 2004 - 37%, 2003 - 40% and 2002 - 33%; risk-free interest rates (in dollar terms) of: 2004 - 3.6%, 2003 - 3.3% and 2002 - 3.8%; and expected lives of: 2004 - 5 years, 2003 - 7 years and 2002 - 7 years.

The following table summarizes information about options outstanding at December 31, 2004:

Number of ordinary shares issuable upon exercise of options outstanding				Number of ordinary shares issuable upon exercise of options vested
Range of exercise prices	Balance at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Balance at December 31, 2004	Weighted average exercise price
		Years	$		$
$4.60 - $6.90	3,466,266	1.92	5.69	3,466,266	5.69
$9.85 - $14.38	10,412,883	4.80	13.92	8,084,256	13.88
$14.50 - $15.25	5,382,456	4.37	15.08	2,369,464	15.07
$15.50 - $18.25	6,656,856	1.79	16.17	2,724,154	16.08
$20.00 - $21.00	4,568,000	5.23	20.20
$24.00 - $28.35	3,174,672	5.82	24.82
$28.50 - $33.50	3,678,524	6.55	31.66

	37,339,657	4.24	17.16	16,644,140	12.70

e.	Retained earnings:

1)	Retained earnings available for distribution as cash dividends at December 31, 2004, includes amounts, the distribution of which would attract tax of approximately $ 174 million (see note 10a).

2)	Dividends are declared and paid in Israeli currency (“NIS”). Dividends paid per ADR in the years ended December 31, 2004, 2003 and 2002 were $ 0.20, $ 0.15 and $ 0.09, respectively. Subsequent to December 31, 2004, the Company declared an additional dividend of 0.30 NIS per ADR ($ 0.07 per ADR as of date of declaration) in respect of the fourth quarter of 2004.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - INCOME TAXES:

a.	The Company and its Israeli subsidiaries:

Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “law”)

Expansion projects of the Company and several of its Israeli subsidiaries have been granted “approved enterprise” status under the law. Income derived from these enterprises during a period of 10 years from the year in which these enterprises first realize taxable income, provided the maximum benefit period as determined by the law has not elapsed, is entitled to certain tax benefits - including a tax exemption for undistributed profits for an initial period of 2 to 10 years, having regard to the benefit route the company had chosen and the area in which the enterprises are located, and a reduced corporate tax rate for the remainder of the period. Since the Company is over 49% non-Israeli-owned, the applicable tax rate would not exceed 20%.

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

The periods of tax benefits in respect of approved enterprises entitled to the said benefits commenced in 1997 - 2004. Final approvals in respect of certain expansion programs have not yet been received. In the event of the distribution of dividends from the said tax-exempt income (either under the government grants route or under the alternative tax benefits route), the amount distributed will be subject to the tax rate it was exempted from (see also note 1i).

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

Measurement of results for tax purposes

Results for tax purposes are measured on a real basis - adjusted for the increase in the Israeli CPI. As explained in note 1a, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate - both on annual and cumulative basis - causes a difference between taxable income and income reflected in these financial statements.

Paragraph 9 (f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax basis of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

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

Tax rates in Israel applicable to income from other sources

Income not eligible for “approved enterprise” benefits, mentioned above, is taxed at a regular rate. In July 2004, an amendment to the Income Tax Ordinance was enacted whereby the corporate tax rate is to be gradually reduced until 2007 to 30%. Accordingly, regular tax rate in 2004 is 35%. Deferred income taxes balances have been adjusted accordingly; the effect of such adjustment was not material.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their country of residence

c.	Deferred income taxes:

	December 31,
	2004	2003
	(U.S. $ in millions)
Short-term deferred tax assets - net:
Inventory related	$(2.4)	$15.5
Sales allowance reserve	9.3	7.7
Provisions for employee related obligations	12.2	7.6
Unrealized profit from intercompany sales	58.8	51.9
Loss carryforward	2.4	1.7
Other	11.2	4.7

	91.5	89.1
Valuation allowance - in respect of carryforward losses and deductions that may not be utilized	(9.3)	(10.6)

	82.2	78.5

Long-term deferred tax assets (liabilities) - net:
Property, plant and equipment and intangible assets	(224.4)	(48.2)
Provisions for employee related obligations	7.8	4.1
Carryforward losses and deductions*	154.2	140.1
Other	5.1	(4.0)

	(57.3)	92.0
Valuation allowance - in respect of carryforward losses and deductions that may not be utilized	(92.6)	(70.5)

	(149.9)	21.5

	$(67.7)	$100.0

*	This amount represents the tax effect of carryforward losses and deductions and expires as follows: 2006-2007 - $ 30.7 million; 2008-2019 - $ 37.2 million. The remaining balance - $ 86.3 million can be utilized with no expiration date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - INCOME TAXES (continued):

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2004	2003
	(U.S. $ in millions)
Current assets	$91.1	$80.2
Current liabilities	(8.9)	(1.7)
Investments and other assets	62.4	56.1
Long-term liabilities	(212.3)	(34.6)

	$(67.7)	$100.0

d.	Income before income taxes is composed of the following:

	Year ended December 31,
	2004	2003	2002
	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$463.8	$432.8	$282.0
Non-Israeli subsidiaries	139.9	439.6	217.4

	$603.7	$872.4	$499.4

e.	The provision for income taxes included the following components:

	Year ended December 31,
	2004	2003	2002
	(U.S. $ in millions)
Current:
In Israel	$104.2	$88.2	$65.2
Outside Israel	135.9	121.9	51.3

	240.1	210.1	116.5

Deferred:
In Israel	(10.0)	(11.3)	(19.3)
Outside Israel	37.1	(17.3)	(12.4)

	27.1	(28.6)	(31.7)

	$267.2	$181.5	$84.8

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - INCOME TAXES (continued):

A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rate applicable to income of companies in Israel 35% for the year ended December 31, 2004 and 36% for the years ended December 31, 2003 and 2002 - and the actual tax expense, is as follows:

	Year ended December 31,
	2004	2003	2002
	(U.S. $ in millions)
Income before taxes on income, per consolidated statements of income	$603.7	$872.4	$499.4

Theoretical tax expense	$211.3	$314.1	$179.8
Decrease in tax arising from different statutory tax rates applicable to non-Israeli subsidiaries	(76.2)	(50.9)	(30.1)

	135.1	263.2	149.7
Tax benefits arising from reduced tax rates under benefit programs	(107.8)	(109.1)	(81.5)

	27.3	154.1	68.2
Increase (decrease) in taxes resulting from permanent differences:
Tax exempt income	(3.6)	(1.0)	(1.9)
Disallowable deductions	*209.1	9.7	4.1
Difference between income reported for tax purposes and income for financial reporting purposes - net	(5.2)	(5.0)	7.5
Other - net	39.6	23.7	6.9

Income taxes in the consolidated statements of income	$267.2	$181.5	$84.8

*	Includes amounts attributable to acquisition of research and development in process and impairment of product rights

f.	Tax assessments:

The Company has received final tax assessments through tax year 2000. The subsidiaries have received final tax assessments through tax years 1991-2003.

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION:

a.	Inventories:

	December 31,
	2004	2003
	(U.S. $ in millions)
Raw and packaging materials	$326.3	$308.8
Products in process	169.1	149.6
Finished products	619.6	445.6
Purchased products	133.4	86.4

	1,248.4	990.4

Materials in transit and payments on account	37.9	14.2

	$1,286.3	$1,004.6

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

b.	Marketable securities:

1)	Held-to-maturity securities*:

At December 31, 2004 and 2003 the amortized cost basis, aggregate fair value and unrealized holding gains by major types of debt security were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	(U.S. $ in millions)
December 31, 2004:
Government	$242.6	$243.8	$1.3	$0.1
Corporate	324.0	324.9	1.0	0.1

	$566.6	$568.7	$2.3	$0.2

December 31, 2003:
Government	$347.5	$348.2	$0.7
Corporate	75.9	77.4	1.5

	$423.4	$425.6	$2.2

*	In connection with the acquisition of Sicor, in 2003 and 2004 Teva sold $ 490.7 million of its held to maturity securities.

2)	Available-for-sale securities:

At December 31, 2004 and 2003 the fair market value, cost and gross unrealized holding gains (losses) of such securities were as follows:

	Fair market value	Cost		Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2004
Debt securities**	$408.1	$412.0		$1.4	$5.3
Equity securities	95.9	75.9	*	21.4	1.4

	$504.0	$487.9		$22.8	$6.7

December 31, 2003
Debt securities**	$408.6	$409.6		$1.3	$2.3
Equity securities	30.4	22.6	*	8.5	0.7

	$439.0	$432.2		$9.8	$3.0

*	Including an amount of $ 2.8 million and $ 2.1 million at December 31, 2004 and 2003, respectively, invested in an entity which is controlled by a related party.
**	Debt securities are reflected at amortized cost.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

3)	The marketable securities are presented in the balance sheets as follows:

	December 31,
	2004	2003
	(U.S. $ in millions)
Among current assets:
Cash and cash equivalents:
Held-to-maturity securities	$92.7	$299.8
Available-for-sale securities	86.9
Short-term investments:
Held-to-maturity securities	161.8	20.8
Available-for-sale securities	89.1	301.3

	430.5	621.9

Among investments and other assets:
Held-to-maturity securities	312.1	102.8
Available-for-sale securities	328.0	137.7

	640.1	240.5

	$1,070.6	$862.4

Debt securities, presented amongst investments and other assets, mature as follows:

	Held to maturity	Available for sale
	(U.S. $ in millions)
2006	$170.7	$168.5
2007	59.5	35.8
2008	1.8	10.3
2009	16.1	7.7
2010 and thereafter	64.0	9.9

	$312.1	$232.2

c.	Short-term credit:

Short-term credit was obtained mainly from banks at a weighted average interest rate of 2.9% and 3.5% at December 31, 2004 and 2003 respectively.

As of December 31, 2004, the Group had $ 349.8 million available under unused lines of credit.

d.	Accounts payable and accruals:

	December 31,
	2004	2003
	(U.S. $ in millions)
Trade accounts payable	$358.7	$273.0
Sales reserves and allowances	590.9	251.3
Income taxes payable	190.6	179.8
Employees and employee related obligations	120.9	86.5
Other	382.4	260.1

	$1,643.5	$1,050.7

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

e.	Financial instruments and risks management:

1)	Foreign exchange risk management

The Group enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge cash flows (mainly in dollars) resulting from existing assets and liabilities as well as anticipated transactions for the next twelve months which are probable, in currencies other than the functional currency. In addition, the Group takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following currencies: European (mainly - the Euro and Hungarian Forint), Israeli (NIS) and Canadian Dollars (CAD $). The writing of options is part of a comprehensive currency hedging strategy. Except for several transactions in respect of forecasted sales, which were designated as hedging instruments and which qualify as a cash-flow hedge, as described in note 1p, these transactions do not qualify for hedge accounting under FAS 133.

These transactions are for periods of less than one year. As the counter parties to the derivatives are major banks, the Company considers the inherent credit risks to be remote.

2)	Interest rate swaps

The Company’s overall strategy is to minimize the cost of borrowings. During 2002, the Company entered into two interest rate swap agreements with respect to a portion of the debentures issued in a private placement during 1998 (see note 6a).

In March 2002, the Company entered into a 6.5 year $ 75 million notional amount interest rate swap agreement, the effect of which is that, for the applicable notional amount, the Company pays interest at the rate of LIBOR + 0.78% (3.6% and 2.0% at December 31, 2004 and 2003, respectively) and receives interest at the rate of 6.9%. In September 2002, the Company entered into a 6 year $ 45 million notional amount interest rate swap agreement, the effect of which is that, for the applicable notional amount, the Company pays interest at the rate of 4.5% and receives interest at the rate of LIBOR + 0.66%.

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

The fair value of the financial instruments included in working capital and non-current receivables of the Group is usually identical or close to their carrying value. The fair value of long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the Convertible Senior Debentures and long-term debentures, based on quoted market values and prevailing market rates, amounted to $ 1,796.2 million at December 31, 2004 (December 31, 2003 - $ 1,235.3 million).

The fair values and the carrying amounts of derivatives are assets of $ 50.5 million and liabilities of $ 5.1 million at December 31, 2004, and assets of $ 24.5 million and liabilities of $ 7.4 million at December 31, 2003. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

f.	Information on operating segments

Operating segments:

1)	General:

While financial reports to Teva’s Chief Operating Decision Maker evolve over time as Teva’s business develops, currently the Chief Operating Decision Maker reviews financial information on the following main disaggregated components of Teva’s business, on a quarterly basis:

a)	Pharmaceutical business: sales, detailed by countries and major products; operating income data, detailed by: (i) generic pharmaceutical products, by geographic regions, as described below; (ii) global non-generic products, primarily Copaxone®; (iii) manufacturing and production of certain locations; and (iv) research and development. Teva’s pharmaceutical business operates in three main regions (clusters): North America, Europe and International. Each cluster is managed by an executive who reports directly to the Chief Operating Decision Maker.

b)	Active Pharmaceutical Ingredients (“API”) business - operating income data.

c)	Veterinary business - operating income data.

d)	Administration - corporate expenses.

The Group’s reportable segments are strategic businesses differentiated by the nature of their products and customers. The segments are managed separately due to the differences in production technologies and marketing methods. Accordingly, Teva provides information regarding its Pharmaceutical segment and its API segment, which comprise discrete strategic businesses. The Pharmaceutical segment is engaged in the development, production, marketing and distribution of drugs in various dosages and forms, in most areas of medicinal treatment and disposable hospital supplies. The API segment is engaged in the development, production, marketing and distribution of API for the pharmaceutical industry including the Group’s pharmaceutical segment.

2)	Information on revenues, profits and assets of the reportable operating segments:

a)	Measurement of revenues, profits and assets of the operating segments:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

b)	Financial data relating to reportable operating segments:

	Pharmaceuticals	API	Other	Total
	(U.S. $ in millions)
Year ended December 31, 2004:
Net sales*:
To unaffiliated customers	$4,275.6	$500.9	$22.4	$4,798.9
Intersegment	-,-	438.9	1.6	440.5

Total net sales	$4,275.6	$939.8	$24.0	$5,239.4

Operating income**	$307.2	$370.2	$1.9	$679.3

Assets (at end of year)	$3,873.9	$941.2	$32.0	$4,847.1

Goodwill (at end of year)	$2,099.3	$473.1	-,-	$2,572.4

Expenditures for segment assets	$205.9	$122.2	$0.4	$328.5

Depreciation and amortization	$161.7	$54.3	$0.9	$216.9

Year ended December 31, 2003:
Net sales*:
To unaffiliated customers	$2,885.1	$371.5	$19.8	$3,276.4
Intersegment	0.1	282.6	0.9	283.6

Total net sales	$2,885.2	$654.1	$20.7	$3,560.0

Operating income	$692.4	$245.0	$0.5	$937.9

Assets (at end of year)	$2,582.9	$574.3	$28.0	$3,185.2

Goodwill (at end of year)	$621.7	$25.8	-,-	$647.5

Expenditures for segment assets	$152.2	$69.1	$0.5	$221.8

Depreciation and amortization	$94.5	$30.2	$2.6	$127.3

Year ended December 31, 2002:
Net sales*:
To unaffiliated customers	$2,240.2	$259.3	$19.1	$2,518.6
Intersegment	0.2	205.5	0.9	206.6

Total net sales	$2,240.4	$464.8	$20.0	$2,725.2

Operating income***	$426.5	$194.4	$1.6	$622.5

Assets (at end of year)	$1,986.4	$497.2	$28.4	$2,512.0

Goodwill (at end of year)	$534.6	$25.7	-,-	$560.3

Expenditures for segment assets	$123.7	$50.5	$5.0	$179.2

Depreciation and amortization	$69.3	$26.4	$1.9	$97.6

*	Sales of one product were approximately 10% of total net sales to unaffiliated customers for all reported years. With respect to sales to major costumers, see note 1o.
**	Operating income for the the year ended December 31, 2004 of the pharmaceutical segment included acquisition of research and development in process and impairment of product rights, in the amounts of $ 596.6 million and $ 30.0 million, respectively.
***	Operating income for the year ended December 31, 2003 of the pharmaceutical and API segments, included an amount of $ 100 million income from GSK litigation settlement, and $ 7.4 million restructuring expenses, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

c)	Following is a reconciliation of the net sales, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2004	2003	2002
	(U.S. $ in millions)
Net sales:
Total sales of reportable segments	$5,215.4	$3,539.3	$2,705.2
Other sales	24.0	20.7	20.0
Elimination of intersegment sales	(440.5)	(283.6)	(206.6)

Total consolidated net sales	4,798.9	$3,276.4	$2,518.6

Operating income:
Total operating income of reportable segments	$677.4	$937.4	$620.9
Other	1.9	0.5	1.6
Amounts not allocated to segments:
Profits not yet realized	(29.1)	(6.1)	(48.5)
General and administrative expenses	(65.7)	(48.1)	(39.8)
Other expenses	(6.7)	(6.3)	(10.2)
Financial income (expenses) - net	25.9	(5.0)	(24.6)

Consolidated income before income taxes	$603.7	$872.4	$499.4

Assets (at end of year):
Total assets of reportable segments	$4,815.1	$3,157.2	$2,483.6
Total goodwill of reportable segments	2,572.4	647.5	560.3
Other assets	32.0	28.0	28.4
Elimination of intersegment balances	(22.1)	(8.9)	(13.7)
Elimination of unrealized income	(106.9)	(76.2)	(50.4)
Assets not allocated to segments:
Current assets	1,439.3	1,680.0	1,264.5
Investments and other assets	843.6	445.1	313.5
Property, plant and equipment, net	37.1	32.8	22.8
Debt issuance costs	21.5	10.4	17.8

Consolidated assets (at end of year)	$9,632.0	$5,915.9	$4,626.8

3)	Geographical information:

Net sales by geographical areas:

	Year ended December 31,
	2004	2003	2002
	(U.S. $ in millions)
Israel	$285.2	$256.9	$231.9
United States	2,828.1	1,899.0	1,473.1
Europe	1,244.9	860.7	599.7
Other	440.7	259.8	213.9

	$4,798.9	$3,276.4	$2,518.6

The geographical sales information is classified by the geographical location of the customers.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

Property, plant and equipment - by geographical location:

	December 31,
	2004	2003
	(U.S. $ in millions)
Israel	$435.6	$345.9
United States	239.4	147.5
Hungary	203.3	126.1
Italy	147.1	61.6
Europe, excluding Hungary and Italy	118.9	74.5
Canada	88.5	60.4
Other	45.4	11.4

	$1,278.2	$827.4

g.	Restructuring expenses

The consolidated statement of income for the year ended December 31, 2003 includes restructuring expenses in a total amount of $ 7.4 relating to a decision to close one of the API plants in Israel and transfer the production of this plant to another location.

h.	Financial income (expenses) - net:

	Year ended December 31,
	2004	2003	2002
	(U.S. $ in millions)
Interest expense	$(41.7)	$(45.2)	$(54.5)
Interest income	23.7	22.9	17.8
Exchange differences (loss) gain	(14.1)	11.8	(22.8)
Income from derivative financial instruments	55.0	4.0	35.4
Income (loss) from securities	3.0	1.5	(0.5)

	$25.9	$(5.0)	$(24.6)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - ADDITIONAL FINANCIAL STATEMENT INFORMATION (continued):

i.	Earnings per ADR:

The net income and the weighted average number of ADRs used in computation of basic and diluted earnings per ADR for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year ended December 31,
	2004	2003*	2002*
	(U.S. $ in millions)
Net income	$331.8	$691.0	$410.3
Interest expense on Convertible Senior Debentures, and issuance costs, net of tax benefit	11.3	17.9	21.9

Net income used for the computation of diluted earnings per ADR	$343.1	$708.9	$432.2

Weighted average number of ADRs used in the computation of basic earnings per ADR	612.7	536.8	529.0
Add:
Additional shares from the assumed exercise of employee stock options	16.2	14.2	7.0
Weighted average number of additional shares issued upon the assumed conversion of Convertible Senior Debentures	59.1	57.8	44.9

Weighted average number of ADRs used in the computation of diluted earnings per ADR	688.0	608.8	580.9

*	Restated, see not 1(r).

For the sake of clarity, the following table details the number of ordinary shares and special shares less ordinary shares held by subsidiaries as of each balance sheet date:

	December 31,
	2004	2003	2002
	(Number of shares, in millions)
Ordinary shares - issued and outstanding	626.8	555.4	526.4
Special shares - see note 9a	12.4	12.5	12.5

	639.2	567.9	538.9
Ordinary shares, held by subsidiaries	(15.4)	(8.6)	(9.2)

	623.8	559.3	529.7

Report of Independent Registered Public Accounting Firm on

Financial Statement Schedule

To the shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements referred to in our report dated March 17, 2005 appearing in the 2004 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II -Valuation and Qualifying Accounts - listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 17, 2005	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2004

(U.S. $ In millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2004	$23.7	$0.7	$12.3	$(0.4)	$36.3

Year ended December 31, 2003	$21.2	$2.4	$0.6	$(0.5)	$23.7

Year ended December 31, 2002	$11.4	$7.4	$4.2	$(1.8)	$21.2

Allowance in respect of carry forward tax losses:
Year ended December 31, 2004	$81.1	$2.7	$17.0	$1.1	$101.9

Year ended December 31, 2003	$65.1	$2.9	$13.5	$(0.4)	$81.1

Year ended December 31, 2002	$33.0	$9.6	$23.9	$(1.4)	$65.1

S-2