Form 20-F
period 2005-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2006-03-20
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

0.25% Convertible Senior Debentures Due 2026

1.75% Convertible Senior Debentures Due 2026

5.55% Senior Notes due 2016

6.15% Senior Notes due 2036

and related Guarantees

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

646,660,148 Ordinary Shares	484,026,847 American Depositary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(i)

(ii)

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and $ are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Furthermore, unless otherwise specified, all information, data and figures provided in this annual report relate solely to Teva’s financial results and business and do not include Ivax Corporation, which we acquired in January 2006.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this annual report contain some forward-looking statements. Forward-looking statements describe our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•	our business strategy;

•	the development of our products;

•	our projected capital expenditures;

•	our liquidity; and

•	the results of our acquisition of Ivax.

This report contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so-called “authorized generics”) or seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, regulatory changes that may prevent us from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the expected reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMEA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, including risks related to our acquisition of Ivax, our potential exposure to product liability claims, our dependence on patent and other protections for innovative products, the fact that we have significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K to the SEC. Please also see the cautionary discussion of risks and uncertainties under “Risk Factors” starting on page 6 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

The Israeli Securities Law allows Israeli companies, such as Teva, whose securities are listed both on the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including NASDAQ), to report exclusively under SEC rules and generally accepted accounting principles in the United States (“U.S. GAAP”). All financial statements included in this annual report and all financial information released in Israel are presented solely under U.S. GAAP.

The following selected financial data for each of the years in the three-year period ended December 31, 2005 and at December 31, 2005 and 2004 are derived from Teva’s audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2002 and at December 31, 2003, 2002 and 2001 are derived from audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

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

Operating Data

	For the year ended December 31
	2005	2004	2003	2002	2001
	U.S. dollars in millions (except per ADR amounts)
Net sales	5,250.4	4,798.9	3,276.4	2,518.6	2,077.4
Cost of sales	2,769.8	2,559.6	1,757.5	1,423.2	1,230.1

Gross profit	2,480.6	2,239.3	1,518.9	1,095.4	847.3
Research and development expenses:
Total expenses	383.1	356.1	243.4	192.6	168.6
Less participations and grants	14.2	17.7	29.9	27.6	61.4

Research and development—net	368.9	338.4	213.5	165.0	107.2
Selling, general and administrative expenses	798.8	696.5	520.6	406.4	358.1
Acquisition of in-process research and development		596.6
Income from GSK litigation settlement			100.0
Impairment of product rights		30.0
Restructuring expenses			7.4		15.7

Operating income	1,312.9	577.8	877.4	524.0	366.3
Financial income (expenses)—net	(4.3)	25.9	(5.0)	(24.6)	(26.0)

Income before income taxes	1,308.6	603.7	872.4	499.4	340.3
Income taxes	236.2	267.2	181.5	84.8	63.6

	1,072.4	336.5	690.9	414.6	276.7
Share in profits (losses) of associated companies—net	1.7	(1.2)	1.5	(2.7)	0.8
Minority interests in losses (profits) of subsidiaries—net	(1.8)	(3.5)	(1.4)	(1.6)	0.7

Net income	1,072.3	331.8	691.0	410.3	278.2

Earnings per ADR(1)—Basic ($)	1.73	0.54	1.29	0.78	0.53

—Diluted ($)	1.59	0.50	1.16	0.74	0.51

Weighted average number of ADRs (in millions)—Basic	618.4	612.7	536.8	529.0	528.9

—Diluted	680.8	688.0	608.8	580.9	567.8

Before one-time items(2)
Operating income	1,312.9	1,218.3	784.8	524.0	382.0
Net income	1,072.3	964.6	617.8	410.3	287.9
Earnings per ADR(1)—Basic ($)	1.73	1.57	1.15	0.78	0.55
Earnings per ADR(1)—Diluted ($)	1.59	1.42	1.04	0.74	0.53

(1)	Historical figures have been adjusted to reflect the two-for-one stock splits effected in June 2004 and December 2002. Each ADR represents one ordinary share.
(2)	See the below reconciliation.

Teva believes that excluding from its results of operations the following one-time items, which primarily relate to purchase accounting adjustments in connection with the Sicor acquisition (mainly in-process R&D) and to certain product rights acquired as part of a litigation settlement, represents a better indicator of the underlying trends in its business. The results, after these exclusions and inclusions, are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s annual work plans and budgets, and ultimately to evaluate the performance of management.

	For the year ended December 31
	2005	2004	2003	2002	2001
	U.S. dollars in millions
Total income before taxes as reported*	1,308.6	599.0	872.5	495.1	341.8
Deduct:
Income from GSK litigation settlement			100.0
Add back charges:
Sicor purchase accounting adjustments:
In-process R&D		583.6
Acquired inventory step-up		13.9
Acquisition of in-process R&D		13.0
Impairment of product rights		30.0
Restructuring expenses			7.4		15.7
Total normalized income before taxes	1,308.6	1,239.5	779.9	495.1	357.5
Taxes on normalized income	236.2	274.9	162.1	84.8	69.6
Net normalized income	1,072.3	964.6	617.8	410.3	287.9
Net income as reported	1,072.3	331.8	691.0	410.3	278.2

*	Includes share of profits (losses) of associated companies-net and minority interest in losses (profits) of subsidiaries-net.

Balance Sheet Data

	As at December 31
	2005	2004	2003	2002	2001
	U.S. dollars in millions
Working capital	3,245.2	1,997.6	2,021.5	1,377.2	1,439.8
Total assets	10,387.4	9,632.0	5,915.9	4,626.8	3,460.2
Short-term credit, including current maturities:
Convertible senior debentures	—	—	352.5	562.4	—
Other	375.5	560.4	291.7	176.1	206.5
Total short-term debt	375.5	560.4	644.2	738.5	206.5
Long-term debt, net of current maturities:
Convertible senior debentures	1,313.9	1,513.4	449.9	810.0	912.0
Other	459.4	215.0	365.5	351.4	334.9
Total long-term debt	1,773.3	1,728.4	815.4	1,161.4	1,246.9
Minority interests	8.0	10.9	6.7	4.9	2.2
Shareholders’ equity	6,042.3	5,388.9	3,289.4	1,829.4	1,380.7

Dividends

Teva has paid dividends on a regular quarterly basis since 1987. Future dividend policy will be reviewed by the board of directors based upon conditions then existing, including Teva’s earnings, financial condition, capital requirements and other factors. Teva’s ability to pay cash dividends may be restricted by instruments governing its debt obligations. Dividends are declared and paid in New Israeli Shekels. Dividends are converted into U.S. dollars and paid by the depositary of the ADRs for the benefit of owners of ADRs.

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 20%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In Teva’s case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the dividend and, accordingly, the applicable rate may change from time to time. The rate of tax withheld on the dividend declared for the fourth quarter of 2005 was 16%.

The following table sets forth the amounts of the dividends paid in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per ADR). All figures have been adjusted to reflect the 2-for-1 stock splits effected in June 2004 and December 2002. Actual dividends paid in U.S. dollars are subject to some deviation reflecting exchange rate fluctuations between the NIS (the currency in which dividends are declared) and the U.S. dollar between the declaration date and the date of actual payment.

	2005	2004	2003	2002	2001
	In cents per ADR
1st interim	7.0	5.0	3.7	2.2	1.7
2nd interim	7.0	5.0	3.7	2.3	1.6
3rd interim	6.4	5.0	3.7	2.3	1.6
4th interim	7.2	6.9	5.0	3.5	2.4

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including due to the risks described below and elsewhere in this report. See “Forward-Looking Statements” on page 1.

Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic and innovative branded pharmaceutical products as well as active pharmaceutical ingredients. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time-consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Our ability to introduce and benefit from new products may depend upon our ability to successfully challenge patent rights held by branded companies. The continuous introduction of new generic products and active pharmaceutical ingredients is critical to our business.

Our revenues and profits from any particular generic pharmaceutical product decline as our competitors (including brand name companies) introduce their own generic equivalents.

Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Hatch-Waxman Act, our sales, profit and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product or the launch of an authorized generic. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals. Our overall profitability depends, among other things, on our ability to continuously and timely introduce new products.

Our generic pharmaceutical products face intense competition from brand-name companies that have taken aggressive steps to thwart competition from generic companies. In particular, brand-name companies continue to sell or license their products directly or through licensing arrangements or strategic alliances with generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for a brand-name company to sell directly or through a third party to the generic market. Brand-name companies do not face any other significant barriers to entry into such market. In addition, such companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as:

•	filing new patent applications on drugs whose original patent protection is about to expire;

•	filing an increasing number of patent applications that are more complex and costly to challenge;

•	filing suits for patent infringement that automatically delay FDA approval;

•	filing citizens’ petitions with the FDA contesting approval of the generic versions of products due to alleged health and safety issues;

•	developing controlled-release or other “next-generation” products, which often reduce demand for the generic version of the existing product for which we are seeking approval;

•	changing product claims and product labeling; or

•	developing and marketing as over-the-counter products those branded products which are about to face generic competition.

These strategies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether.

Sales of our products may be adversely affected by the continuing consolidation of our U.S. distribution network and the concentration of our customer base.

A significant amount of our sales are made to a relatively few U.S. drug wholesalers, retail drug chains, managed care purchasing organizations, mail order distributors and hospitals. These customers represent an essential part of the distribution chain of pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. Our net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler buying decisions or other factors. In addition, many of the major pharmaceutical distributors have experienced downturns and financial constraints which could impact both our sales and the collectibility of our receivables and cause greater consolidation among our customers. The result of these developments may have a material adverse effect on our business, financial condition and results of operations.

Changes in the regulatory environment may prevent us from utilizing the exclusivity periods that are important to the success of our generic products.

The FDA’s interpretation of legislation regarding the award of 180-day market exclusivity periods to generic manufacturers who challenge patents relating to specific products continues to be the subject of extensive litigation in the United States. Although the FDA’s interpretation of legislation may benefit some of the products in our pipeline, it may adversely affect others.

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

If we elect to sell a generic product prior to the final resolution of outstanding patent litigation, we could be subject to liabilities for damages.

At times we or our partners seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we are involved in patent litigations, the outcome of which could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in this manner, if the final court decision is adverse to us, we could be required to cease the sale of the infringing products and face substantial liability for patent infringement. These damages may be significant as they may be measured by a royalty on our sales or by the profits lost by the patent owner and not by the profits we earned. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. In the case of a willful infringer, the definition of which is unclear, these damages may even be trebled. For example, we launched, and continue to sell, generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax® despite the fact that litigation with the companies that sell these branded products is still pending.

Our sales of Copaxone® could be adversely affected by competition.

Copaxone® is our leading innovative product, from which we derive substantial revenues and profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as the leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing products, such as Avonex®, Betaseron® and Rebif®. We may also face competition from additional products in development and the expected reintroduction of Tysabri® into the market. In addition, the exclusivity protections afforded us in the United States through orphan drug status for Copaxone® expired on December 20, 2003. If our patents on Copaxone® are successfully challenged, we may also face generic competition for this product.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive pharmaceutical industry regulations in the United States, Canada, the European Union and its member states including England, Hungary, The Netherlands, France and Italy, in Israel and in other jurisdictions. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products.

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

Data exclusivity provisions exist in many countries worldwide, including in the European Union and Israel, although their application is not uniform. Similar provisions may be adopted by additional countries or otherwise strengthened. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of a novel brand-name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the approval and/or submission of generic drug applications for some products even after the patent protection has expired.

We may not be able to successfully identify, consummate and integrate future acquisitions, including our recent acquisition of Ivax.

In the past, we have grown, in part, through a number of significant acquisitions, including our acquisition of Ivax in January 2006 and our acquisition of Sicor Inc. in January 2004. We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical and active pharmaceutical ingredients businesses and seek to integrate them into our own operations. For a more detailed discussion regarding our acquisition of Ivax, read carefully the section below entitled “Risks Associated with Our Acquisition of Ivax.”

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

Our business inherently exposes us to claims relating to the use of our products. We sell, and will continue to sell, pharmaceutical products for which product liability insurance coverage is not available, and, accordingly, we may be subject to claims that are not covered by insurance as well as claims that exceed our policy limits. Additional products for which we currently have coverage may be excluded in the future. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, we may not be able to obtain the type and amount of coverage we desire. Because of the nature of these claims, we are generally not permitted under U.S. GAAP to establish reserves in our accounts for such contingencies.

Reforms in the health care industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for health care have been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which we currently operate, including Israel, pharmaceutical prices are subject to regulation. In the United States, numerous proposals that would effect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006. Similar activities are taking place throughout Europe and Israel. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.

The success of our innovative products depends on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

Our success with our innovative products may depend, in part, on our ability to protect our current and future innovative products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

We also rely on trade secrets, unpatented proprietary know-how, trademarks, data exclusivity and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements will be breached and we will not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to such products.

We have significant international operations, including in Israel, which may be adversely affected by acts of terrorism, major hostilities or adverse legislation or litigation.

Significant portions of our operations are conducted outside of the United States, and we import a substantial number of products into the United States. We may, therefore, be directly affected and denied access to our customers by a closure of the borders of the United States for any reason or as a result of other economic, political and military conditions in the countries in which our businesses are located. We may also be affected by currency exchange rate fluctuations and the exchange control regulations of such countries or other political crises or disturbances, which impede access to our suppliers.

Our executive offices and a substantial number of our manufacturing facilities are located in Israel. Our Israeli operations are dependent upon materials imported from outside of Israel. We also export significant amounts of products from Israel. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States or elsewhere. Any such effects may not be covered by insurance.

We are subject to legislation in Israel, primarily relating to patents and data exclusivity provisions, that may prevent us from exporting Israeli-manufactured products in a timely fashion. Additionally, the existence of third-party patents in Israel, with the attendant risk of litigation, may cause us to move production outside of Israel or otherwise adversely affect our ability to export certain products from Israel.

Our failure to comply with applicable environmental laws and regulations worldwide could adversely impact our business and results of operations.

We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater. Under certain laws, we may be required to remediate contamination at certain of our properties regardless of whether the contamination was caused by us, or by previous occupants of the property.

In recent years, the operations of all companies have become subject to increasingly stringent legislation and regulation related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and we cannot assure you that future changes in laws or regulations would not require us to install additional controls for certain of our emission sources, to undertake changes in our manufacturing processes or to remediate soil or groundwater contamination at facilities where such clean-up is not currently required.

Risks Associated with Our Acquisition of Ivax

We may experience difficulties in integrating Ivax’s business with our existing businesses.

The acquisition involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating and consolidating geographically separated organizations, systems and facilities; and

•	the integration of our management and personnel with that of Ivax, while maintaining employee morale and retaining key employees.

In addition, as a result of the Ivax acquisition, we will be assuming its contingent liabilities.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses, the loss of key personnel and issues relating to our internal control over financial reporting. The diversion of management’s attention and any delays or difficulties encountered in connection with the acquisition and the integration of Ivax’s operations could have an adverse effect on our business, results of operations, financial condition or prospects.

Achieving the anticipated benefits of the acquisition will depend in part upon whether we can integrate Ivax’s businesses in an efficient and effective manner. We may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate the operations, the anticipated benefits of the acquisition may not be realized.

We may not achieve the revenue and cost synergies we have anticipated for the combined company.

Our rationale for the Ivax acquisition is, in part, predicated on the projected ability of the combined company to realize certain revenue and cost synergies. Achieving these synergies is dependent upon a number of factors, some of which are beyond our control. These synergies may not be realized in the amount or time frame that we currently anticipate.

Charges to earnings resulting from the Ivax acquisition could have a material adverse impact on our results of operations.

In accordance with U.S. GAAP, we will allocate the total purchase price of the acquisition to Ivax’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development, based on their fair values as of the date of completion of the acquisition. We will record the excess of the purchase price over those fair values as goodwill. We will expense a portion of the purchase price allocated to in-process research and development in the first quarter of 2006. The preliminary estimate of the amount to be expensed related to in-process research and development is $1,300 million. We will also be required to step-up the value of Ivax’s inventory on the date of our acquisition of Ivax. As a result of the Ivax acquisition, we will also incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the acquisition. Annual amortization of intangible assets of Ivax, currently estimated at $28.4 million for 2006, will result in an estimated increase in amortization expense of $71.6 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets becomes impaired in the future, we may be required to incur material charges relating to the impairment of those assets. These amortization and in-process research and development and potential impairment charges could have a material impact on our results of operations.

ITEM 4: INFORMATION ON THE COMPANY

Teva Pharmaceutical Industries Limited is a global pharmaceutical company producing drugs in all major treatment categories. It is the world’s leading generic drug company and has the leading position in the U.S. generic market. Teva has successfully utilized its production and research capabilities to establish a global pharmaceutical operation focused on supplying the growing demand for generic drugs and on opportunities for proprietary branded products for specific niche categories, with its leading branded drug being Copaxone® for multiple sclerosis. Teva’s active pharmaceutical ingredients (“API”) business provides both significant revenues and profits from sales to third-party manufacturers and strategic benefits to Teva’s own pharmaceutical production through its timely delivery of significant raw materials.

Teva’s operations are conducted directly and through subsidiaries in Israel, Europe, North America and several other jurisdictions. During 2005, Teva generated approximately 60% of its sales in North America, 29% in Europe and 11% in the rest of the world, predominantly in Israel. For a breakdown of Teva’s sales by business segment and by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects—Results of Operations—Sales—General.”

Teva was incorporated in Israel on February 13, 1944 and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Its executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267.

Ivax Acquisition. On January 26, 2006, Teva completed its acquisition of Ivax Corporation, a multinational generic pharmaceutical company with headquarters in Miami, Florida and with operations mainly in the United States, Europe and Latin America, for approximately $3.8 billion in cash and 123 million ADRs. For accounting purposes, the transaction was valued at $7.9 billion, based on the value of the ADRs during the five trading day period commencing two trading days before the date of the merger agreement with Ivax.

This acquisition, Teva’s largest to date, enhances Teva’s leadership position in the United States, expands its strong presence in Western Europe and significantly boosts Teva’s reach in Latin America, Russia and other Central and Eastern European countries. The acquisition further provides Teva with an opportunity to expand the vertical integration between Teva’s API business and Ivax’s finished dose manufacturing operations in both existing and new regions. Ivax brings Teva new capabilities in the respiratory business, including proprietary technologies. In addition, it provides Teva with an enhanced innovative pipeline focused on the central nervous system and cancer, with products in various stages of clinical development. Ivax also adds to Teva’s existing veterinary business through the Ivax animal health business. The acquisition strengthens Teva’s ability to respond, on a global scale, to a wider range of requirements of patients, customers and healthcare providers, both therapeutically and economically. As a result of the acquisition, Teva now has direct operations in more than 50 markets, as well as 44 pharmaceutical manufacturing sites, 15 generic R&D centers operating mostly within those sites and 18 API sites around the world.

Pharmaceutical Products

Generic Products

Teva is the world’s leading generic drug company. Generic drugs are the chemical and therapeutic equivalents of brand-name drugs, typically sold under their generic chemical names at prices below those of their brand-name equivalents. These drugs are required to meet similar governmental regulations as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country. Generic drugs may be manufactured and marketed only if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired, been challenged and invalidated, or otherwise legally circumvented.

Global generic pharmaceutical consumption has been positively impacted in recent years by the increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalents of brand-name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. Teva believes that these factors, together with demographic trends, including an aging population and a corresponding increase in health care costs, as well as the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market.

Through the coordinated efforts of research and development staff in Israel, Europe, North America and India, and through alliances with other companies, Teva seeks to constantly expand its range of generic products. Teva’s product development strategy emphasizes not only introducing its generic products upon the patent expiration date of the equivalent brand-name pharmaceutical, but also the goal of market introduction at the earliest possible date, which may involve attempting to invalidate or otherwise validly circumvent such patents.

Teva is able to differentiate itself from its competitors in its major markets by offering a range of capabilities that it believes ultimately adds value for its customers and enhances Teva’s business:

•	global research and development facilities that have provided Teva with both the broadest product line and the most extensive generic pipeline in the U.S. and a leading generic pipeline globally;

•	manufacturing facilities inspected by the FDA and other regulatory authorities and located in a variety of countries around the world, which provide Teva with a broad array of production technologies and with the ability to concentrate production to achieve economies of scale; and

•	its own active pharmaceutical ingredient business that offers stability of high-quality supply as well as vertical integration efficiencies.

North America

Teva Pharmaceuticals USA Inc. (“Teva USA”), Teva’s principal subsidiary, is the leading generic drug company in the United States. Teva USA markets approximately 250 generic products representing approximately 680 dosage strengths and packaging sizes, which are distributed and sold in the United States. In addition, Teva USA has the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products, which are principally sold in the United States. Teva believes that a broad line of products has been and will continue to be of strategic significance as the generics industry continues to grow and as it experiences the effects of consolidation among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

Through Novopharm Limited, Teva manufactures and markets generic prescription drugs in Canada. Novopharm is the second largest generic drug company in Canada with a product portfolio covering approximately 80% of the Canadian generic market sales requirements. Novopharm’s portfolio includes 170 generic products representing over 700 dosage forms and packaging sizes.

Ivax Acquisition: In addition to the above products marketed by Teva USA, in the United States Ivax manufactures and markets approximately 76 generic drugs in capsule or tablet forms in an aggregate of approximately 181 dosage strengths. Ivax also distributes in the United States approximately 158 additional generic prescription and over-the-counter drugs and vitamin supplements, in various dosage forms, dosage strengths and package sizes. Ivax’s domestic generic drug distribution network encompasses most trade classes of the pharmaceutical market, including wholesalers, retail drug chains, retail pharmacies, mail order companies, managed care organizations, hospital groups, nursing home providers and government agencies.

Products. Teva USA manufactures and sells all types of generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and, through its recent acquisition of Ivax, inhalers. During 2005, Teva sold the generic versions of the following branded products in the United States that were not sold during 2004 (listed in the order of their launch during the year): Augmentin® (chewable tablets and suspension), Glucovance®, Calcijex®, Depo-Medrol®, Diflucan®, Clozaril®, Lamictal®, Biaxin®, Cleocin®, Remeron®, Allegra®, Arava®, Depo-Provera®, Retrovir®, Paxil®, Amaryl®, Vasotec®, Prostigmin®, Metaglip®, Aredia®, Sandostatin®, Sandostatin LAR®, Zithromax®, Copegus® and Cefzil® (tablets and suspension).

The FDA requires companies to submit abbreviated new drug applications (“ANDAs”) for approval to manufacture and market generic forms of brand-name drugs. During 2005, Teva received in the United States 27 final generic drug approvals and 16 tentative approvals. The 16 tentative approvals received were for generic equivalents of the following products: Levaquin® (injectables—three dosage forms), Topamax® (capsules), Zyprexa®, Norvasc®, Ambien®, Ultracet®, Actonel®, Kytril® (multidose and single dose), Cipro®, Tequin®, Sonata®, Provigil® and Zocor®. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached or the 30 month stay elapses.

Teva’s potential for revenue growth of generic products in the United States is closely related to its pipeline of pending ANDAs with the FDA, as well as tentative approvals already granted. As of February 28, 2006, Teva (including products acquired through the Ivax acquisition) had 160 product registrations awaiting FDA approval (including some from strategic partnerships), including 38 tentative approvals. Collectively, the brand-name versions of these products had corresponding U.S. 2005 sales exceeding $94 billion. Of these applications, 88 were “Paragraph IV” applications, i.e., applications that challenge patents of branded products. Teva believes it is the first to file on 49 of these applications, the branded products for which have aggregate annual U.S. sales of more than $37 billion in 2005. Branded product market size is a commonly used measurement of the relative significance of a potential generic product. Generic equivalents of any given product are typically sold at prices below the branded price, and in those instances where there are multiple generic producers of the same product, substantially below the branded price.

In most instances, FDA approval is granted on the expiration of the underlying patents. However, companies are rewarded with a period of marketing exclusivities, as provided by law, for successfully challenging or circumventing these patents. As part of its strategy, Teva actively reviews pharmaceutical patents and seeks opportunities to challenge those patents where it believes that such patents are either invalid or are not infringed by the generic version. Aside from the financial benefits of marketing exclusivities, Teva believes that these activities improve health care by allowing consumers quicker access to more affordable, high quality medications.

In Canada, the Therapeutic Products Directorate of Health Canada requires companies to make an Abbreviated New Drug Submission (“ANDS”) in order to receive approval to manufacture and market generic pharmaceuticals. During 2005, Novopharm launched 13 generic equivalents of the following brand products: Arava®, Wellbutrin®, Inhibace®, Fosamax Once Weekly®, Monopril®, Monocor®, Coumadin®, Imitrex®, Topamax®, Tenormin®, Zithromax®, Propofol Injectable® and Carboplatin Injectable®.

In 2005, Novopharm submitted applications for 34 products to the Therapeutic Products Directorate of Health that are still awaiting approval. Collectively, the brand name versions of the products subject to pending applications by Novopharm (including those submitted in 2005) had annual Canadian sales in 2005 of approximately U.S. $4.1 billion.

Collaborations. As part of its strategy to reach the market with generic versions as early as possible, Teva seeks to enter into alliances with partners to acquire rights to products it does not have and/or to otherwise share development costs or litigation risks or resolve patent barriers to entry. Teva’s most significant arrangements are described below in chronological order:

In 1997, Teva and Biovail Corporation International entered, through subsidiaries, into a ten-year marketing and product development agreement that provided Teva with exclusive U.S. marketing rights for certain of

Biovail’s pipeline of controlled-release generic versions of successful brands. Biovail was responsible for the regulatory filing and approval process as well as for manufacturing the products. The products currently marketed by Teva USA under this arrangement are generic versions of Trental®, Cardizem®CD, Adalat®CC, Procardia XL® and Voltaren®XR.

This 1997 agreement with Biovail was extended in 2004 by an additional four-year period and also granted Teva an option to market an additional generic product currently under development by Biovail. Furthermore, under the 2004 amendment, Biovail transferred all development and intellectual property rights for two additional extended-release generic products, which Teva will have the right to independently develop and ultimately manufacture. In consideration for these agreements, Teva made up-front payments and has committed to certain milestone payments. As part of the 2004 amendment, the gross margin percentage shared with Biovail was modestly increased for the remaining extended term. Teva and Biovail have also entered into a long-term API supply agreement under which Biovail will increase its purchases of raw material from Teva.

In June 2001, Teva entered into a strategic alliance agreement for twelve controlled-release generic pharmaceutical products with Impax Laboratories, Inc. The agreement grants Teva exclusive U.S. marketing rights and an option to acquire exclusive marketing rights in the rest of North America, Latin America, the European Union and Israel. Teva subsequently exercised its option with respect to the marketing rights of certain products in Canada. The products subject to the agreement include the following products as to which Impax had pending ANDAs at the FDA and has now received final or tentative approval: generic versions of Claritin® D12, Claritin® D24, Claritin® Reditabs, Wellbutrin® SR tablets, Zyban® tablets, Prilosec® capsules, Ditropan® XL and Allegra® D12H. During 2004, generic versions of Wellbutrin® SR tablets, Zyban® tablets and Prilosec® capsules were launched.

In December 2003, Teva entered into a strategic alliance agreement with Andrx Pharmaceuticals, Inc. to develop and market generic oral contraceptive pharmaceutical products. The agreement grants Teva exclusive marketing rights in the U.S. and Canada to Andrx’s line of generic oral contraceptive products currently pending regulatory approval. Andrx is responsible for all formulations, U.S. regulatory submissions and the manufacturing of products covered under the agreement. The agreement also provides Teva with an option to acquire from Andrx similar marketing rights in the U.S. and Canada to additional oral contraceptive products that are currently in development but have not yet been submitted for regulatory approval as well as other future oral contraceptive products that the parties agree upon.

Teva participates in an exclusive U.S. distribution arrangement with Baxter Healthcare Corporation for the generic version of Propofol®. Under the agreement, Teva produces the product and sells it to Baxter, which then performs all marketing and distribution functions related to the product. The contract pays Teva a manufacturing fee and an additional profit split based on gross margin.

In April 2004, Teva entered into an exclusivity sharing agreement with Alpharma Inc. pertaining to the distribution of gabapentin, the generic version of Neurontin®, tablets and capsules. Alpharma held statutory exclusivity for these generic products. Under the terms of the agreement, Alpharma permitted Teva to launch its generic version of Neurontin® in the U.S. within Alpharma’s exclusivity period in exchange for royalties on sales. In addition, the parties agreed to certain risk-sharing arrangements relating to patent litigation risks regarding the products. Teva’s capsules and tablets were launched in October and December 2004, respectively. This product is the subject of patent litigation more fully described under “Contingent Liabilities” included in Note 8 to Teva’s consolidated financial statements included in this report.

In June 2005, Teva entered into a strategic alliance arrangement with Barr Pharmaceuticals, Inc. for the marketing rights in the U.S. for the generic version of Allegra® (fexofenadine) tablets. Under the agreement, Barr enabled Teva to launch its own product, with the parties sharing profits. The percentage of profit share to Barr is dependent on multiple factors including the number of competitors and resolution of related patent litigation with Sanofi-Aventis. The parties have agreed to share the patent litigation risks on a proportionate basis to that of the profit split arrangement. The generic version of Allegra® was launched in September 2005. This product is the subject of a patent litigation more fully described under “Contingent Liabilities” included in Note 8 to Teva’s consolidated financial statements included in this report.

Recent Litigation Settlements. During 2005, Teva entered into a number of agreements settling patent litigation between it and branded companies, where it found it advantageous to enter into agreements to accelerate the entry of its products to the market. Teva believes that these agreements benefit all relevant parties. While generic companies and U.S. consumers benefit from an increased likelihood of bringing generic products to the market at an earlier date, branded companies benefit from increased predictability. Teva will continue to judge any potential future settlements on a case-by-case basis. Below are examples of settlements Teva reached during 2005:

In February 2005, as settlement of a patent dispute with GlaxoSmithKline (“GSK”) over the generic version of Lamictal®, GSK granted Teva an exclusive royalty-bearing license to distribute generic lamotrigine chewable tablets (5 mg and 25 mg) in the United States no later than June 2005. GSK also granted Teva the exclusive right to manufacture and sell its own generic version of lamotrigine tablets (25 mg, 100 mg, 150 mg and 200 mg) in the U.S., with an expected launch in 2008 prior to patent expiry in July 2008 (plus six months of expected pediatric exclusivity).

In October 2005, as settlement of a patent dispute with Wyeth over the generic version of Effexor XR®, Wyeth granted Teva a royalty-bearing license to manufacture and sell generic Effexor XR® in the United States no later than July 2010. The license is exclusive for the first six months after launch by Teva.

In December 2005, as settlement of a patent dispute with Cephalon Inc. over the generic version of Provigil®, Cephalon granted Teva a non-exclusive royalty-bearing license to manufacture and distribute a generic form of the product. Concurrently, Teva granted Cephalon a non-exclusive royalty-bearing license to certain rights concerning the manufacture of generic drugs. In addition, Teva agreed to supply Cephalon with modafinil, the active ingredient in Provigil®.

Marketing and Sales. The marketing of generic pharmaceutical products in the United States is conducted through Teva USA. During 2005, 54% of Teva USA’s sales were made to drug store chains, 30% to drug wholesalers, 7% to generic distributors, hospitals and affiliated organizations, 7% to managed care institutions and 2% to others, including mail order distributors, governmental institutions and managed care institutions.

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

Finished-dosage injectable pharmaceutical products are primarily used in hospitals and clinics for critical care, anesthesiology and cancer, and are marketed through a dedicated sales force and its marketing partners, as well as through relationships with hospital group purchasing organizations, managed care groups and other large health care purchasing organizations.

In Canada, Novopharm has a sales force which markets its products to approximately 7,500 pharmacies. Novopharm also has a hospital sales division, which covers approximately 900 hospitals throughout Canada. The business is conducted primarily through multi-year contracts with major group purchasing organizations, or buying groups to which many hospitals belong. Novopharm is the generic market leader within this segment, and offers over 50 generic injectable dosage forms.

Europe

The European market as a whole is Teva’s second largest generic market, following the United States. The European generics market varies considerably from country to country: in certain European countries, there is a market for both branded generic products and drugs sold under their generic chemical names; in other European countries, there is a market for branded generics only. In any event, in the newly expanded European Union (“EU”), the generic pharmaceutical industry is becoming an increasingly important supplier of pharmaceuticals. While some European generic markets, such as the United Kingdom, The Netherlands, Germany and Denmark, reach a 40% to 55% share of total pharmaceutical sales, when measured by unit volumes, other European countries, such as France, Italy and Portugal, still have a relatively small generic market with penetration of less than 15%.

In 2005, among the significant products sold by Teva in Europe were the generic versions of Lipitor®, Zithromax®, Lamictal®, Zoton®, Seroxat/Deroxat®, Staril/Fosinopril® and Fosamax Once Weekly® that were launched in 2004 and 2005. In 2005, Teva received 357 generic approvals, corresponding to 22 new compounds in 56 formulations. In addition, in Europe, as of February 28, 2006, excluding products acquired through the Ivax acquisition, Teva had 125 compounds representing 260 formulations and 810 marketing authorization applications pending approval, with over 280 additional compounds approved for development. Teva believes that this pipeline of approvals and applications will generate significant growth in the next several years and includes important products, some of which Teva expects to launch in 2006 in various EU countries.

Teva has experienced rapid growth in the fragmented European market over the last few years. This growth has been generated by a combination of development, registration, launch of new generic products and marketing activities, as well as acquisitions (the latest being Dorom S.r.l in Italy at the end of 2004 and Medika AG in Switzerland in July 2005), and, to a lesser extent, the establishment of new operations in the Slovak Republic, Spain, Sweden and Portugal. Teva is now the leading generic pharmaceutical company in the U.K., The Netherlands and Italy.

Ivax Acquisition: The acquisition of Ivax provides Teva with new and significant opportunities in Europe. Teva is expected to benefit from Ivax’s substantial presence in the U.K., France, the Czech Republic and Poland. This acquisition will also allow Teva to enter into the asthma/chronic obstructive pulmonary disease and the immunosuppressant segments, which are both important markets in Europe.

In Europe, Ivax operates a group of companies that manufactures and markets a significant portfolio of generic prescription products within the European Economic Area (EEA) and in Eastern European territories outside of the EEA. Ivax also distributes throughout Europe generic prescription and over-the-counter drugs and vitamin supplements, in various dosage forms, dosage strengths and package sizes. Ivax’s European generic drug distribution network encompasses most trade classes of the pharmaceutical market, including wholesalers, retail drugstore chains, retail pharmacies, mail order companies, managed care organizations, hospital groups, nursing home providers and government agencies.

Operations in Selected European Countries

United Kingdom. In 2005, Teva consolidated its position as leader of the U.K. generics market driven by product launches as well as increased sales and marketing activities. Teva launched generic versions of Fosamax Once Weekly®, Staril®, Lamictal®, Lustral® and Zoton®. Teva benefited from its generic sales force, the largest in the U.K., which led to a significant increase in its market share, with particular growth in the independent community pharmacy sector.

The Netherlands. The Dutch market continues to be characterized by increasing price erosion as pressure from the government and buyers negatively impacts margins. Through Pharmachemie B.V., its Dutch subsidiary, Teva maintained its leading position in the generic market in 2005, as well as its market share. Teva launched during 2005, among others, generic versions of Fosamax Once Weekly®, Lamictal® and Newace®, which represented key new product opportunities. The reimbursement prices for multi-source products were reduced substantially after negotiations among the government, the insurers, the generic manufacturers and the pharmacists’ association. The result was that discounts were exchanged for reduced list prices for generic products. A further result of the negotiations was that a number of generic products that were also available as over-the-counter products in the Dutch market were removed from the reimbursement list, which had a negative effect on their sales.

Hungary. Teva operates in Hungary through its subsidiaries: Teva Pharmaceutical Works Private Limited Company (“Teva Pharmaceutical Works”), Teva Hungary Pharmaceutical Marketing Company Limited by Shares and Humantrade Pharmaceutical Wholesale Company Limited by Shares. Teva Pharmaceutical Works, one of the largest pharmaceutical manufacturers in Hungary, develops and produces both finished dosage pharmaceutical products and API. Teva Pharmaceutical Works’ products include pharmaceuticals in all major treatment categories, and its production capabilities include solid forms, tablets, coated pellets, soft and hard gelatin capsules, liquid and other semi-solid forms, as well as sterile products and blood fractionation products. In 2005, the company substantially strengthened its position as a result of increased sales of the generic version of Tritace® and launched new products such as the generic version of Norvasc®. The sale of finished dosage pharmaceutical products in Hungary and to other Teva subsidiaries outside Hungary represented approximately 60% of Teva Pharmaceutical Works’ sales, with the balance coming from sales of APIs. Humantrade Co. Ltd. is the marketing company of Teva in Hungary, a wholesale company that distributes both Teva products and products of other manufacturers to pharmacies and hospitals in Hungary and is one of the leading companies in the market.

France. While market conditions in France remained challenging in 2005, Teva Classics S.A., Teva’s French subsidiary, launched a number of significant products, including the generic equivalent of Neurontin® and Zocor®. At the end of 2005, the French government introduced new measures to determine prices of generic and innovative products, which are intended to increase generic substitution.

Italy. Teva Pharma Italia S.r.l. was established and commenced operations in the mid-1990’s. Since the end of 2004, following its launch of the generic version of Neurontin®, as well as the acquisition of Dorom S.r.l., the company achieved a leading position in the retail generic market in addition to its well-established position in hospital anticancer generics. Dorom’s leading products are the generic versions of Tiklid®, Aulin® and Tavor®. Market conditions in Italy are marked by the Italian government’s efforts to reduce the prices of pharmaceutical products by fixing the prices of newly launched generic products and promoting reference prices.

Other European Highlights. Teva continues to register products in most European countries and is actively exploring the expansion of its sales and marketing organization to markets where it currently does not have a presence. Teva has several small operations in Germany, Belgium and the Czech Republic and continues to look for ways to expand them. In 2004, Teva established subsidiaries in Spain, Sweden, Portugal and the Slovak Republic, which started their commercial activities in 2005. The purchase of Medika AG in July 2005 also created the opportunity for Teva to establish its presence in Switzerland.

Israel and Other Countries

Teva’s pharmaceutical sales outside of North America and Europe reached $488 million in 2005. The Israeli market represented approximately 58% of these sales, with the balance sold through Teva’s International Products Division.

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

Teva estimates that in 2005 the Israeli market for pharmaceuticals was approximately $720 million based on manufacturers’ selling prices, comprised of three market categories: health care plans, private pharmacies/chains and governmental hospitals. Teva is a significant medical supplier to each of these market categories. Substantially all of Teva’s pharmaceutical and hospital supplies sales in Israel are made through its distribution company, Salomon, Levin and Elstein Ltd., Israel’s largest drug wholesaler, which sells directly to institutional customers, as well as to the private pharmacies and chains. New regulations which became effective in May 2005 enable sales of some over-the-counter products for the first time in many retail locations in addition to pharmacies (such products sold outside of pharmacies are referred to as general sales list). However, major retail stores have not yet started selling general sales list products.

Several issues affected Teva’s product pricing in Israel in 2005. While the national health budget was increased during 2005, government-sponsored health funds continue to conduct cost-saving measures restricting expenditures for pharmaceutical products. Furthermore, Teva’s prices were affected by pricing regulations that mandate that the retail prices of pharmaceuticals in Israel may not exceed the average of prices in four European markets (the U.K., Germany, France and Belgium) (the so-called “Dutch Model”). Lastly, and to a lesser degree, the Israeli health care funds utilized parallel importing, primarily to pressure the prices of Israeli producers.

Other countries. Teva’s International Products Division oversees Teva’s various activities in the rest of the world. Its focus is on pharmaceuticals, mainly Copaxone®, Alpha D3® (Teva’s bone metabolism product) and a line of cancer products. Sales include direct exports from Israel and sales from Teva’s other manufacturing sites. Sales are made through affiliated companies, local representatives and distributors in the different markets.

In 2005, Teva completed the integration of Sicor’s operations in Mexico and leveraged its marketing platforms and increased product breadth in its international markets. These Mexican operations serve both government and private sectors with a wide variety of injectable oncolytic agents, biopharmaceutical and critical care products. During 2005, Teva commenced registration activities of generic products in Japan and enhanced its registration activities in Turkey and Russia.

Ivax Acquisition: As a result of its acquisition of Ivax, Teva now owns Ivax’s subsidiaries in Argentina, Chile, Mexico, Peru, Uruguay and Venezuela that market and sell mostly branded non-proprietary pharmaceutical products in their respective countries. The pharmaceutical products are marketed in these countries by over a thousand sales representatives.

Biopharmaceutical Operations

Teva’s biopharmaceutical operations provide a platform for developing, manufacturing and marketing biopharmaceutical products. Teva’s Lithuanian subsidiary develops and manufactures generic recombinant protein bulk substances that are and are expected to be registered and marketed in various countries worldwide. Teva’s finished dosage biopharmaceutical manufacturing facility in Toluca, Mexico became operational in 2002. Teva’s biopharmaceutical operations also include a 45% ownership interest in Tianjin Hualida Biotechnology Company Ltd., a biopharmaceutical development and manufacturing company located in China and capable of producing bulk recombinant proteins and finished products. Teva has recently entered into an agreement to increase its interest in Hualida to 60%.

During 2005, Teva’s biopharmaceutical marketed product portfolio included interferon alpha 2b, granulocyte colony-stimulating factor (“GCSF”) and human growth hormone (“hGH”). Teva’s sales of hGH in the U.S. market began in 2005 pursuant to an agreement originally entered into with Savient Pharmaceuticals Inc. In 2005, Teva also established a dedicated R&D group based in Israel and specializing in the development of mammalian cell culture products.

At present, the EMEA is expected to finalize guidelines on biosimilar products within the first half of 2006. Once these guidelines are released, Teva will be able to determine its plans for the development and sale of biosimilar products in Europe. See “—Regulation—Europe” below.

Proprietary Products

Teva’s strategy with regard to its proprietary products is to leverage its access to Israeli-based academic research and start-up companies in order to develop innovative compounds for use in selected therapeutic markets. Teva’s proprietary research and development pipeline is currently focused mainly in three specialty areas: neurological disorders, autoimmune diseases and cancer.

In conducting its research and development, Teva seeks to manage its resources conservatively and to limit its risk exposure. At the drug discovery phase, Teva leverages its relationship with the Israeli academic community and start-up companies to gain early access to potential projects. Once these projects progress into the more costly clinical study phase, Teva’s strategy is to explore corporate partnering options through which it can share financial as well as other risks associated with each project.

Ivax Acquisition: Ivax markets in various countries a number of proprietary and brand name products treating a variety of conditions. These products are marketed by Ivax’s direct sales forces to physicians, pharmacies, hospitals, managed health care organizations and government agencies. Ivax has substantial expertise in the development, manufacture and marketing of respiratory drugs, primarily for bronchial asthma, delivered by metered-dose and dry powder inhalers. At the core of Ivax’s respiratory business franchise is an advanced delivery system, a breath-activated inhaler called Breathmatic® in the United States and Easi-Breathe® in other countries, and a patented dry powder inhaler, as well as conventional metered-dose inhalers.

Multiple Sclerosis

Copaxone®

Copaxone®, Teva’s leading product and its first major innovative drug, is now the leading multiple sclerosis (“MS”) therapy in the United States in terms of total prescriptions as well as new prescriptions. Copaxone®, which is indicated for the reduction of relapse rate in patients with relapsing-remitting MS, is a new class of modifying therapy with a dual mode of action that offers MS patients a different treatment concept.

Multiple sclerosis is a chronic disease of the central nervous system characterized by both inflammation and neurodegeneration, which are interrelated but are also independent of each other. Copaxone® effectively addresses both MS pathologies via its unique dual mode of action.

Copaxone® regulates inflammation as shown by the significant reduction of relapses in the short term and the reduction in disease activity, as monitored by magnetic resonance imaging (“MRI”).

Copaxone® also controls neurodegeneration, as demonstrated by: (1) reduction of 50% in the evolution of new lesions into permanent “black holes” (permanent MS lesions in the brain), which represent areas where the most severe and irreversible brain tissue damage has occurred (Neurology 2001); (2) significant reduction in the rate of brain atrophy (Neurology 2004); (3) significant reduction of axonal damage, as demonstrated by magnetic resonance spectroscopy, a technique which looks at the integrity of neuron function (Multiple Sclerosis 2005); and (4) significant secretion of a brain-derived neurotrophic factor, BDNF, which helps to protect the brain from axonal loss (Brain 2002, J Neurological Sciences 2003).

Furthermore, Copaxone® has demonstrated sustained efficacy over 10 years, the longest term of any of the current MS therapies. MS patients followed up since the beginning of the U.S. Phase III pivotal study, taking Copaxone® for over 10 years, experienced on the average a relapse rate of approximately one every five years, while physical function was maintained in the majority of patients. An additional study which followed a group of patients using Copaxone® since it was approved in the U.S. for compassionate use in 1978 has shown that of the 18 patients still injecting Copaxone® daily (now for an average of 17 years), only 26.7% progressed to EDSS of 6 or more (requiring aid to walk) (Miller et. al. ECTRIMS 2005).

To date, Copaxone® has been approved for marketing in 44 countries worldwide, including the United States, Mexico, Israel, Canada, 22 European Union countries, Switzerland, Australia, Russia, Brazil and Argentina. Copaxone® was first launched in Israel in December 1996, followed by the launch in the United States in March 1997, and European approval in 2001 through the European mutual recognition procedures.

In 2005, in-market global sales of Copaxone® reached a new record of $1,176 million, of which $782 million were in the United States, where Copaxone® continued to strengthen its position as the market leader, according to current IMS data, reaching highs of 34.3% in terms of total prescriptions and 35.2% in terms of new prescriptions in December 2005. Global in-market sales of Copaxone® in 2005 grew by 26% over those of 2004, a rate of growth that almost double the growth of the global market of MS products.

Outside the United States, Copaxone® in-market sales reached $394 million in 2005, an increase of 27%, driven by significant sales increases in Germany, the largest MS market in Europe, as well as in France, Spain and the U.K.

In North America, Copaxone® is marketed through Teva Neuroscience and is distributed by Sanofi-Aventis. Teva manufactures the product and supplies it to Sanofi-Aventis. Teva Neuroscience Inc. and Teva Neuroscience G.P.-S.E.N.C, wholly owned subsidiaries of Teva, actively market and promote the product in the United States and Canada, respectively, through a wide range of activities, including doctor detailing, educational seminars, websites and patient support programs, such as Shared Solutions™ and MS Watch™. The agreement with Sanofi-Aventis terminates in March 2008, at which point Teva expects to take over U.S. distribution responsibilities for Copaxone® in exchange for payment by Teva of previously agreed-upon consideration to Sanofi-Aventis.

Teva and Sanofi-Aventis have an additional collaborative arrangement for the marketing of Copaxone® in Europe and other markets. Under the terms of this arrangement, following approval in these markets, Copaxone® is either co-promoted with Teva or is marketed solely by Sanofi-Aventis. The product is manufactured by Teva, and Sanofi-Aventis purchases it from Teva and sells and distributes it in Europe. Teva expects to take over European distribution responsibilities for Copaxone® when the agreement with Sanofi-Aventis terminates in February 2012, at which time Sanofi-Aventis will be entitled to pre-agreed residual payments.

Teva is seeking to develop effective and more convenient therapies for MS. An oral formulation of Copaxone® was tested in a large clinical trial, CORAL, conducted from 2000 to 2002; however, the results of the trial were not statistically significant. In late 2004, Teva and H. Lundbeck A/S, a Denmark-based, publicly traded pharmaceutical company and Teva’s strategic partner in the development of oral Copaxone®, initiated two pilot Phase II clinical studies with two doses of an enteric coated formulation of Copaxone®. Based on the results, received in March 2006, Teva and Lundbeck will not continue the development of this formulation. Nevertheless, Teva is considering future development of Copaxone® in various non-parenteral formulations and will make its decision in the context of its entire MS portfolio.

Laquinimod

In June 2004, Teva signed an agreement with Active Biotech, a Sweden-based, publicly traded biotechnology company, to develop and commercialize laquinimod, a novel immunomodulatory compound. A

Phase II study performed by Active Biotech showed that oral laquinimod in a dosage of 0.3 mg daily is well tolerated and effective in suppressing development of active MRI lesions in patients with relapsing MS. Treatment over six months with 0.3 mg of laquinimod daily resulted in a 44% decrease in MRI disease activity. Patients with disease activity at the start of the study showed a decrease of more than 50%. The study also confirmed laquinimod’s advantageous safety profile.

During 2005, Teva started a double-blind, placebo-controlled multicenter Phase II clinical study in several European countries, in which the effects of laquinimod administered orally, once daily at doses of 0.3 and 0.6 mg/day, are compared to those of placebo over nine months of treatment. Results are expected during 2006.

Teva submitted an investigational new drug application (an “IND”) in 2005 to the FDA to initiate a clinical trial in the U.S. with laquinimod to assess drug-drug interaction. Teva is currently working with the FDA to resolve various issues raised in connection with this IND.

Under the terms of the agreement, Teva acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, with the exception of the Nordic and Baltic countries, where Active Biotech will retain all commercial rights. Teva has made an upfront payment to Active Biotech and has agreed to conduct and fund the further clinical development of laquinimod. The agreement between the two companies also calls for Teva to make payments to Active Biotech upon the achievement of various sales targets and other milestones, with maximum payments of $92 million. Active Biotech will also receive tiered double-digit royalties on sales of the product.

MS remains an important focus of Teva’s development efforts, and it continues to investigate potential improvement of Copaxone® and explore other molecules as future therapies for MS.

Ivax Acquisition: Ivax and Serono are parties to an agreement for the development of a proprietary oral formulation of cladribine (Mylinax®) as a treatment of multiple sclerosis. Previous clinical trials had demonstrated the positive effect of injectable cladribine in patients with multiple sclerosis as well as a dramatic reduction in new lesion development in the brain as seen on magnetic resonance imaging scans. In 2005, Serono initiated a 1,200 patient two-year double-blind placebo-controlled study in patients with relapsing forms of multiple sclerosis. Ivax has a passive financial interest in such agreement, but does not have any active involvement in the development of this product.

Parkinson’s Disease

Azilect® (rasagiline mesylate)

Azilect®, Teva’s second innovative drug, was launched in its first market, Israel, in March 2005. Teva launched Azilect® for the treatment of Parkinson’s disease both as initial monotherapy in early Parkinson’s disease and as an adjunct to levodopa in moderate to advanced stages of the disease.

The development of Azilect® is part of a long-term strategic alliance with Lundbeck which includes the global co-development and marketing of Azilect®, mainly in Europe for the treatment of Parkinson’s disease. Under this agreement, Lundbeck and Teva jointly market the product in certain key European countries. Lundbeck will exclusively market Azilect® in the remaining European countries and certain other overseas markets.

In February 2005, Azilect® was granted marketing authorization by the EMEA, with a broad indication as in Israel, and was launched jointly by Teva and Lundbeck in the U.K. in June 2005 and in Germany in July 2005. This was followed in 2005 by additional launches in Ireland, Austria, Denmark, Finland, Poland, Iceland and Norway, with additional countries expected in 2006.

In the U.S, in May 2005, Teva received a notification from the FDA that a technical error had occurred in the earlier submission of the file of Azilect®. Shortly thereafter, Teva submitted data to clarify this technical error. Subsequently, in August 2005, Teva received a follow-up approvable letter from the FDA regarding its NDA for Azilect®. However, the FDA has continued to have issues regarding the NDA. Teva has had a number of follow-up meetings with the FDA to discuss issues raised by them, and Teva has made additional submissions of information to the FDA. Teva intends to continue to work closely with the agency to resolve the open issues. In Canada, Azilect® is still under review by regulatory authorities.

Azilect® is a potent, second-generation, irreversible monoamine oxidase type B (MAO-B) inhibitor with neuroprotective activities demonstrated in various in vitro and in vivo studies. Its beneficial clinical effect, seen in the entire spectrum of the disease, combined with its once-daily dosing, lack of need for titration and high tolerability, allows Azilect® to address significant unmet needs in the treatment of Parkinson’s disease. Although many therapies are available, there is still a high level of dissatisfaction with many of these treatments, both in terms of their efficacy and tolerability. An estimated four million patients are affected by this chronic disease worldwide, which typically occurs at a late age, affecting approximately 1% of the population over the age of 65.

Azilect® has demonstrated efficacy and safety in three pivotal studies which included over 1,500 patients with Parkinson’s disease at different stages of the disease. In two Phase III studies with Azilect® as adjunctive therapy to levodopa in more advanced patients—the LARGO study conducted in Europe, Israel and Argentina and the PRESTO study in North America—Azilect® demonstrated beneficial effects in the two categories defined as the goals for adjunctive therapy in Parkinson’s disease: symptomatic control of Parkinsonian symptoms and treatment of levodopa-induced motor complications. In these advanced patients as well, Azilect® was found to be well-tolerated.

In the TEMPO Phase III study, conducted in North America in early stage patients, Azilect® demonstrated efficacy and safety as monotherapy treatment. This clinical trial, which used an innovative delayed-start design, showed a highly statistically significant effect on the primary endpoint—progression of Parkinsonian symptoms. Azilect® was well-tolerated in this patient population. Moreover, the one year results of this study, which were published in the April 2004 issue of Archives of Neurology, suggest a possible effect on disease progression. In an open extension of the TEMPO trial, approximately half of the patients who were still in the study after two years (121 out of 266) were adequately maintained on monotherapy with Azilect® (without additional dopaminergic treatment). In this same open extension, results of six and a half years follow up-of patients treated with Azilect® show that the benefit of early treatment is maintained over time.

In November 2005, Teva initiated a large clinical study to determine whether treatment with once-daily Azilect® can modify the progression of Parkinson’s disease. The ADAGIO study (Attenuation of Disease progression with Azilect® Once-daily) will enroll approximately 1,100 patients, recently diagnosed with Parkinson’s disease, in North America, Europe and additional countries, including Israel and Argentina. This study, which has a similar delayed-start design as the previously published TEMPO 12 months trial, is aimed at reproducing and confirming the earlier findings of the TEMPO study.

In May 2003, Teva entered into a strategic alliance with Eisai Co. Ltd. and Eisai Inc., a U.S. leader in the field of Alzheimer’s disease, for the global co-development of rasagiline for several additional indications and its co-promotion of Azilect® in the U.S. market. The parties agreed to initially develop rasagiline for the treatment of Alzheimer’s disease, and, assuming its approval by the FDA, the parties will also co-promote the product in the U.S. for the treatment of Parkinson’s disease. In 2004, a phase II clinical study of potential uses of rasagiline in the treatment of Alzheimer’s disease was initiated.

Other Projects

Teva has innovative research projects in early clinical stages, in the areas of Alzheimer’s disease, cancer and systemic lupus erythematosus, as well as several projects in the pre-clinical stage. Teva has also made equity investments and entered into participation arrangements with various other start-up and early-stage ventures primarily with the goal of leveraging Israeli expertise and scientific initiatives.

Intellectual Property and Other Protections

Teva relies on a combination of intellectual property protections and exclusivity periods provided under applicable regulations to protect its innovative products. Teva seeks to obtain, where possible, product, process and use patents on its innovative products. Teva also relies on trade secrets, unpatented proprietary know-how and confidentiality agreements, as well as FDA exclusivities, trademark and copyright protection, for its innovative products. Similar laws and regulations in Europe provide for six to ten years of data exclusivity. Newer EU legislation provides for a uniform period of European data exclusivity for newly registered products for a period of ten years which, under certain circumstances, can be extended to 11 years.

The market exclusivity protections afforded Copaxone® in the United States due to its status as an “orphan drug” expired on December 20, 2003. Teva also has patents relating to Copaxone® with terms expiring in 2014 in the U.S. and in 2015 in most of the rest of the world. In Europe, Copaxone® is also protected by data exclusivity protections in most European countries, which remain in effect for a period of ten years from the 2001 market authorization date.

Teva also relies on patent protection and trade secret protection to protect generic processes, products and formulations for its API and final dosage forms.

Active Pharmaceutical Ingredients

In addition to its production and sale of pharmaceutical products, Teva manufactures and sells active pharmaceutical ingredients. With a leading global market share in the production of many major chemicals for generic pharmaceuticals, Teva’s API division facilitates Teva’s entry into new drug markets and offers a high quality and cost-effective source of API. Teva’s API division provides Teva with the benefits of vertical integration while pursuing its strategy of continuing to grow its significant third party business.

Teva’s acquisition of Sicor complemented Teva’s existing API capabilities with a broad portfolio of APIs for respiratory, dermatological hormones, anti-inflammatories, oncolytics, immunosuppressants, muscle relaxants and custom-manufactured APIs for a variety of proprietary drug manufacturers. The consolidation with Teva opened traditional Teva markets to Sicor’s API products and also gave Teva access to new customers, mainly in the inhalation, injectibles and dermatology fields.

The API business sells products to Teva’s finished pharmaceutical product businesses and to third parties in a competitive market for APIs mainly intended for generic products. Sales to Teva’s finished pharmaceutical product businesses are on an arm’s-length basis, fulfilling Teva’s generic and proprietary manufacturing needs. Teva’s API sales are affected by pharmaceutical trends and are directly related to the ability of its API customers, both Teva itself and third-party customers, to launch new products and maintain market share.

Teva offers over 220 different API, using synthetic, semi-synthetic, fermentation and high-potent technologies (compounds that have a therapeutic effect at very low dosages, typically at microgram levels), for use in pharmaceuticals. Teva believes it is among the world’s principal suppliers of many of these chemicals. The products are sold, subject to the patent position, to formulators of pharmaceutical products mainly in the United States and Europe, the Far East and Latin America. The API division’s portfolio of products is a combination of high volume products as well as low volume, high value products.

The production of APIs requires a high level of technical and regulatory skills. In order for chemicals to be approved for use as API sold in the United States, the facilities and production procedures utilized at such facilities must meet FDA standards. Teva’s API plants (other than India) meet such standards and are regularly inspected by the FDA. Many of the products are produced in dedicated computer-controlled automated facilities, facilitating optimization of the production processes and high quality.

Teva’s API division has developed an expertise in specialized technologies, such as fermentation processes and the production of peptide API. Teva has established a leading position in the sale of fermentation products such as lovastatin, simvastatin, pravastatin and tobramycin. In addition, through the establishment of joint ventures, Teva has taken steps towards supplying various peptides such as desmopressin, calcitonin, octreotide and others to its customers. With the acquisition of Sicor, Teva’s API division gained Sicor’s API expertise in the chemistry of steroids and high-potentcy production, which supplemented its existing capabilities. This expertise gives Teva’s API business access to new therapeutic and formulation segments.

During 2005, API sales to Teva’s various pharmaceutical units were approximately 51% of the division’s total sales as compared with 47% during 2004. Teva believes that its ability to produce these APIs is a strategic advantage for its production of finished pharmaceuticals.

Ivax Acquisition: The acquisition of Ivax is expected to provide Teva’s API division with an additional 30 APIs and access to new technologies, mainly plant extraction technology. The acquisition is also expected to open new markets for Teva such as Central and Eastern Europe and Latin America. In addition, the acquisition is expected to enhance and strengthen back integration activities with Teva’s pharmaceutical units. As a result of the Ivax acquisition, Teva’s existing API sales to Ivax will shift from third-party sales to intercompany sales, while Ivax’s own third-party API sales will be included in Teva’s third-party API sales.

Marketing and Sales

In North America, the API division has marketed its products for over 20 years through its U.S. subsidiary Plantex USA. Most of Plantex USA’s customers are generic dosage form manufacturers located in the United States and Canada. Additionally, Plantex USA has been able to make significant inroads into the emerging drug delivery segments and is venturing into selected custom synthesis projects for new drug applications. The direct contact with the customers enables the API division to establish long-term relationships.

In Europe, a Teva European subsidiary, Plantex Chemicals BV, is responsible for marketing to western European customers. In the Far East, Latin America, Australia and New Zealand, Teva sells APIs through either local subsidiaries or local distributors.

Production

Teva produces APIs worldwide through 16 production sites located in the United States, Israel, Hungary, Italy, Switzerland, India and Mexico. The plants manufacture APIs through synthetic and fermentation processes, process control, a variety of milling equipment and Teva’s expertise in the field of physical properties, enabling tailoring of the products’ physical characteristics for the customer’s needs. Ivax adds two additional API manufacturing sites to Teva’s existing plants: one in Puerto Rico and the other in the Czech Republic.

Animal Health

IVX Animal Health markets veterinary pharmaceutical products mainly under private labels and other identities. These include virtually every major animal health distributor network, both prescription and over-the-counter, in the United States. This provides nationwide access to every segment of the animal health market. It also provides an existing and an extensive base of marketing, sales and technical support for the products manufactured. Its areas of focus include antimicrobials, antiparasitics, antipruritics and antiseborrheics, grooming aids, nutraceuticals and otics.

Research and Development

Teva’s research and development efforts are involved in all of its major business activities. Teva’s research and development expenses were as follows:

	U.S. dollars in millions
	2005	2004	2003
Gross R&D expenses	383	356	243
Participations and grants	14	18	30

Net R&D expenses	369	338	213

The Global Generic R&D Division is in charge of product formulation, bioequivalence testing registration and approval of a growing list of generic drugs for all of the markets where Teva operates. It also focuses on the development of complex drug delivery systems and a growing variety of dosages for generic drugs. The division operates from eight development centers located in the United States, Canada, Israel, Hungary, Mexico and The Netherlands, enabling optimization of both human resources and the prevailing patent law situation.

The Global Innovative R&D Division employs researchers in Israel, the United States, Canada, Hungary, India and several Western European countries. The division conducts all activities required for the identification of lead compounds as well as all pre-clinical development, clinical testing and regulatory submissions for Teva’s growing pipeline of proprietary products. The division is deeply involved in supporting Teva’s effort to achieve and maintain a leading position in the treatment of multiple sclerosis and to establish a franchise in Parkinson’s disease. Teva collaborates intensively with Israel’s major universities, medical institutions and research institutes in order to leverage the extensive, first-class research activities conducted in Israel and to source projects, specifically in the areas of neurodegeneration/neuroprotection, autoimmunity and cancer.

In addition to the funding received through collaborations with third parties such as Lundbeck, Sanofi-Aventis and Eisai, Teva avails itself of government funding for research conducted in Israel. The Israeli government offers grants, which are repayable as royalties from the sale of products resulting from funded research, with the aggregate amount of such royalties limited to the amount of the original grant (in respect of grants since 1999, with the addition of LIBOR interest). The royalties are at rates between 2% and 3.5% (depending on the number of years elapsed since the commencement of the royalty payments) of sales relating to a product or a development resulting from the funded research. The maximum amount of the contingent liability in respect of royalties to the Israeli government at December 31, 2005 amounted to $39.5 million. In recent years, however, Israeli government grants have played a reduced role and became insignificant in the overall funding of Teva’s innovative R&D efforts.

The Global API R&D Division Researchers from the API division focus on the development of chemical and biological (fermentation) processes and on the production of active ingredients of interest to the generic drug industry, as well as for Teva’s proprietary drugs. This group’s facilities include a large center in Israel (chemical processes and peptides), a large center in Hungary (fermentation and downstream processing), a facility in India and additional sites in Italy, Mexico and the United States. The process research groups seek ways to continuously improve processes to reduce API production costs, enabling Teva to remain a supplier of key API products in an environment of falling prices after other competitors cease to be able to produce these products economically.

Biopharmaceutical R&D Teva has R&D operations specifically dedicated to the development of biopharmaceutical products located in Lithuania, China (through its holding in Hualida), Mexico and Israel. These groups’ expertise covers aspects related to recombinant protein expression and production, including genetic engineering, recombinant bacterial fermentation, mammalian tissue culture, protein purification and the development of analytical methods and formulation.

Competition

In the United States, Teva is subject to intense competition in the generic drug market from other generic drug manufacturers, brand-name pharmaceutical companies through authorized generics, manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. Teva believes that the primary competitive factors are its ability to continually introduce new generic equivalents for brand-name drug products on a timely basis, its emphasis on regulatory compliance and high volume cost effective production, its customer service and the breadth of its product line.

Price competition from additional generic versions of the same product may result in significant reductions in sales and margins over time. To compete on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost efficient manner. In addition, Teva’s competitors may also develop their products more rapidly or complete the regulatory approval process sooner, and therefore market their products earlier. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

Many brand-name competitors try to prevent, discourage or delay the use of generic equivalents through several tactics, including legislative initiatives (e.g., pediatric exclusivity), changing dosage form or dosing regimen just prior to the expiration of an original patent, regulatory processes, filing new patents, patent extensions, litigation, including citizens’ petitions, and negative public relations campaigns. In addition, the brand-name companies sometimes launch, either through an affiliate or through licensing arrangements with another company, an authorized generic concurrent with the first generic launch, so that the patent challenger no longer has the exclusivity granted by the Hatch-Waxman Act.

A significant amount of our United States generic sales are made to a relatively small number of drug wholesalers and retail drug chains. Teva’s customers (wholesalers and retail drug chains) have undergone and continue to undergo significant consolidation resulting in customers gaining more purchasing leverage. As a result of these developments, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base.

In Western Europe, the various Teva companies compete with other generic companies (several major multinational generic drug companies and various local generic drug companies) and branded drug companies that continue to sell or license branded pharmaceutical products after patent expirations. As in the United States, the generic market in Western Europe is very competitive, with the main competitive factors being prices, time to market, reputation, customer service and breadth of product line.

In Hungary, the Teva companies compete with local Hungarian manufacturers but also face increasing competition from multinational pharmaceutical companies. Teva’s Hungarian subsidiaries continue to strengthen Teva’s position and presence in Hungary, while creating a more diversified product and service portfolio, including wholesaling services.

In Canada, the competitive landscape continues to intensify with the increasing presence of foreign competitors. Five major generic drug manufacturers, three of which, including Novopharm, are subsidiaries or divisions of global manufacturers, and the remaining two privately owned companies, satisfy a substantial amount of the Canadian demand for generic pharmaceuticals.

The customer base for Novopharm continues to change as the number of independent community pharmacies shrinks at the expense of chain drug and banner-aligned store groups, which work closely with selected suppliers for specific products. This trend is expected to continue, resulting in increased competition for generic drug manufacturers at the chain and banner buying offices. These larger customers look to generic suppliers to timely launch cost-effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

In Israel, Teva, with a market share (including distribution, on behalf of third parties) of approximately one-quarter of the total pharmaceutical market, is the largest supplier of health care products. Teva’s success is based primarily on its ability to market products within the medical community, combined with its ability to provide clients with a broad line of products at competitive prices and prompt service. Teva’s products compete with those of other local manufacturers as well as with imported products. Generic competition has increased in recent years in Israel, and this trend is expected to continue, with additional price pressure coming from the health care funds and other institutional purchasers. Teva has the broadest line of products in the Israeli pharmaceutical market including generic, over-the-counter and branded drugs. New regulations, which became effective in May 2005, enable the sale of general sales list products in many retail locations in addition to the pharmacies; however, major retail stores have not yet started selling general sales list products. Furthermore, Israeli governmental price controls concerning products included in the general sales list have been removed and have been replaced recently by a notification requirement.

Copaxone® is the only non-interferon therapy available for the treatment of relapsing remitting multiple sclerosis. Its primary competition is with three other therapies for the treatment of this form of multiple sclerosis, Avonex®, Betaseron® and Rebif®, all of which are forms of beta-interferon.

On March 8, 2006, an FDA advisory panel recommended that the FDA should allow back onto the U.S. market Tysabri®, an MS therapy which was originally launched in the United States in December 2004 and shortly thereafter was voluntarily withdrawn from the market after two patients developed a rare brain disorder, known as progressive multifocal leukoencephalopathy, or PML, resulting in the death of one of the patients. A third patient was later discovered to have PML and also died. According to press reports, the FDA is currently evaluating various elements of a risk-management plan proposed by the makers of Tysabri®. As reported, the manufacturers of Tysabri® proposed that the drug carry a strict “black box” warning that highlights the risk of PML and states that Tysabri® should be given alone rather than in combination with other drugs. The FDA is expected to make a final decision with regard to Tysabri®’s expected reentry into the U.S. market and any related restrictions by the end of March 2006. Teva continues to believe that Copaxone® is a superior product and that it, alone among all of the existing MS therapies, is the only product for which efficacy has been shown to be sustained for over 10 years.

In 2003, Schering AG initiated a trial which compares the efficacy of the current dose Betaseron® with a higher dose Betaseron® and the current dose of Copaxone®. Serono has also announced the initiation of a head-to-head comparison between Rebif® and Copaxone®. Both studies are ongoing. In 2004, Teva initiated a comparative trial in which patients who are on a high dose of interferon who experienced at least one relapse in the year prior to study entry are randomly switched to Copaxone® or remain on the high dose interferon for the duration of the trial. The trial is being conducted in North America, with results expected in 2009.

In the sale of active pharmaceutical ingredients, Teva competes in all of its markets with specialty chemical producers, mainly located in Europe, particularly in Italy and Spain, in India and in the Far East. Teva competes based on price, quality, timely delivery and its ability to meet the stringent FDA requirements for approved suppliers of API. Many of its competitors are smaller than Teva, in terms of sales and breadth of offerings of API. Teva believes that its extensive portfolio (one of the broadest available in the industry), combined with the creation of intellectual property rights and its financial resources, make its API division a leader in the industry.

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

The Hatch-Waxman Act of 1984 established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the submission and/or the approval of ANDAs. One such provision allows a five-year market exclusivity period for new drug applications (“NDAs”) involving new chemical entities and a three-year market exclusivity period for NDAs (including different dosage forms) containing new clinical trial data essential to the approval of the application. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers to a product that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application. Patent term extension and non-patent market exclusivity may delay the submission and approval of generic drug applications.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification. As originally legislated, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs for 180 days after the earlier of the first commercial marketing of the drug by the first applicant or a final court decision in the generics company’s favor regarding the patent that was the subject of the Paragraph IV certification. Submission of an ANDA with a Paragraph IV certification can result in protracted and expensive patent litigation. When this occurs, the FDA generally may not approve the ANDA until the earlier of thirty months or a relevant court decision finding the patent invalid, not infringed or unenforceable.

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing. Exclusivity rights may be forfeited pursuant to the Medicare Act if the product is not marketed within 75 days of the final court decision and under other specified circumstances. However, some of these changes apply only to ANDAs containing such Paragraph IV certification that were filed after enactment of the Medicare Act; previously filed ANDAs generally continue to be governed by the previous law.

The Medicare Act further expanded the scope of Medicare coverage for participants by creating what is known as the Medicare Part D prescription drug benefit. The Part D prescription drug benefit became available to Medicare beneficiaries on January 1, 2006. Medicare prescription drug coverage under Part D is insurance that covers the Medicare beneficiary’s cost (subject to certain statutory purchasing thresholds, co-payments, insurance premiums, and deductibles) of prescription drugs at participating pharmacies. Medicare prescription drug coverage under the Part D benefit is available to all Medicare beneficiaries regardless of income and resources or health status. As a result, Teva’s products are, as of January 1, 2006, available for government-subsidized purchase by a larger market of Americans participating in government-sponsored third party payor insurance programs.

The Best Pharmaceuticals for Children Act, signed into law in 2002, continues the so-called “pediatric exclusivity” program begun in the FDA Modernization Act of 1997. This pediatric exclusivity program provides a six-month extension both to certain listed patents and to regulatory exclusivities for all formulations of an active ingredient, if the sponsor performs and submits adequate pediatric studies on any one single dosage form. The effect of this program has been a delay in the launch of numerous generic products by an additional six months.

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

The Center for Medicare & Medicaid Services is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers’ agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions); for products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. Teva USA has such a rebate agreement in effect with the federal government. Federal and/or state governments have and are expected to continue to enact measures aimed at reducing the cost of drugs to the public, including the enactment, in December 2003, of Medicare legislation that expands the scope of Medicare coverage for drugs in 2006 and beyond. Teva cannot predict the nature of such measures or their impact on its profitability.

Various state Medicaid programs have in recent years adopted supplemental drug rebate programs that are intended to provide the individual states with additional manufacturer rebates that cover patient populations that are not otherwise included in the traditional Medicaid drug benefit coverage. These supplemental rebate programs are generally designed to mimic the federal drug rebate program in terms of how the manufacturer rebates are calculated, e.g., as a percentage of average manufacturer price. While some of these supplemental rebate programs are significant in size, they are dwarfed, even in the aggregate, by comparison to Teva USA’s quarterly Medicaid drug rebate obligations.

Teva’s products also include biotechnology-derived products that are comparable to brand-name drugs. Teva currently distributes these products outside of the U.S. and plans to introduce these products into the U.S. marketplace, but currently a definitive regulatory pathway, such as the Hatch-Waxman Act, does not exist for these products. In 2005, Teva worked closely with the FDA and other organizations in taking steps to define the requirements for demonstration of safety and efficacy through abbreviated preclinical and clinical studies. Teva plans to continue these efforts to make affordable biotechnology-derived products that are comparable to brand-name drugs available to patients.

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

Issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations under the Patent Act. The Therapeutic Products Directorate will not issue a

Notice of Compliance if there are any patents registered with the Health Canada Patent Registrar for the relevant drug product. Generic pharmaceutical manufacturers can either wait for the patents to expire or file a patent allegation. Filing a patent allegation often results in patent litigation with the brand company, in which case a Notice of Compliance will not be issued until the earlier of the expiration of a 24-month stay or resolution of the litigation in the generic company’s favor.

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

Health Canada and Industry Canada have recently proposed amendments that, among other things, provide a market exclusivity period of eight and a half years for new pharmaceutical products. This may delay introduction of generic products. Other features of the amendments are designed to prevent multiple 24-month stays.

The Canadian federal government and several provincial governments are studying possible improvements of their publicly funded Medicare system. Many of these governments acknowledge the need to limit brand patent extensions and speed the approval process for generic drugs. Branded pharmaceutical companies continue to lobby against expedited approvals of generic drugs, which would enhance generic drug sales at the expense of branded products. The Quebec government has passed legislation that could introduce further regulations applicable to all generics sold in the province and is in the process of developing regulations aimed at reducing prices paid by the government for generic drugs.

Israel. Israel, like other countries with advanced pharmaceutical industries, requires pharmaceutical companies to conform to international developments and standards. To this end and in order to meet the three basic criteria for drug registration (quality, safety and efficacy), regulatory requirements are constantly changing in accordance with scientific advances as well as social and ethical values. Legal requirements prohibit the manufacture, importation and marketing of any medicinal product, unless it is duly approved in accordance with these requirements.

As a result of the 1998 amendments to the patent law, the term of certain pharmaceutical patents may be extended under certain conditions for up to five years. The Israeli Knesset (Parliament) recently enacted new legislation, which ensures that the patent term extension in Israel will terminate upon the earliest date of the parallel patent term extension in the U.S., Europe and several other countries. In 2005, the Knesset ratified legislation which provides for data exclusivity provisions, which may prevent the marketing of a generic product for a period of time after the initial registration of the innovator product. The maximum term of data exclusivity is five and a half years measured from the first registration of the drug product in one of a number of Western countries.

Europe. A directive of the European Union requires that medicinal products shall have a marketing authorization before they are placed on the market in the European Union. Authorizations are granted after the assessment of quality, safety and efficacy. In order to control expenditures on pharmaceuticals, most member states of the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

The duration of certain pharmaceutical patents may be extended in Europe by up to five years in order to extend effective patent life to fifteen years. Some older French and Italian patents were extended up to eight and eighteen years, respectively. Additionally, data exclusivity provisions in Europe may prevent launch of a generic product by six or ten years from the date of the first market authorization in the European Union. New legislation, effective as of November 21, 2005, lengthens the exclusivity period for new products to 10 years for all members of the EU, with a possibility of extending the period to 11 years under certain circumstances. This legislation will begin to have an effect on the European market only after the current periods have expired. This legislation also enables the submission of a generic dossier to the health authorities eight years after the first market authorization, and allows for research and development work during the patent term for the purpose of submitting registration dossiers (comparable to the so-called “Bolar Amendment” in the United States).

During the course of 2005, Teva continued to register its products in Europe. As part of the mutual recognition procedure established by the European Union, an attempt was made to simplify registration, although centralized registration for generic products is, as yet, only possible in a few cases in Europe. Due to recent court interpretations of “essential similarity,” it has become possible to register generic drugs containing different salts of the active ingredient. Teva has significantly increased its registration efforts in a number of European countries: Hungary, the United Kingdom, France, Germany, The Netherlands and Poland.

In 2005, a legal pathway was established to allow approval of Similar Biological Medicinal Products (“Biosimilars”) using abbreviated marketing applications. Appropriate tests for demonstration of safety and efficacy include preclinical or clinical testing or both. The reference product for this testing is the brand-name drug and the scientific principles of comparability are followed. Draft guidelines were also issued providing further interpretation of these requirements, including product-specific guidelines for a biosimilar recombinant insulin, human growth hormone, erythropoetin and granulocyte-colony stimulating factor. Teva anticipates that this legal pathway and abbreviated application requirements will enable distribution in the European Union of affordable biotechnology-derived products with demonstrated safety and efficacy comparable to the brand-name product.

At present, the EMEA is expected to finalize guidelines on biosimilar products within the first half of 2006. Once these guidelines are released, Teva will be able to determine its plans for the development and sale of biosimilar products in Europe.

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

On January 1, 2003, Hungary joined the European Patent Convention and simultaneously amended its own patent act to conform to this convention. On the whole, the new patent act retained most provisions of the previous act, including the permission to perform research and development work and to submit dossiers during the patent term. This act, however, considers stockpiling of such generics prior to the expiration of the patent to be infringement of the patents.

In May 2004, Hungary joined the EU. As a result: (1) supplementary protection certificates became available in Hungary for products having marketing authorizations dated not earlier than January 1, 2000, which may extend the patent protection period for up to five years; (2) Hungary was able to participate in the EU’s mutual recognition procedure; and (3) for products which receive their marketing authorization through the centralized EU procedure, the data exclusivity protection period was extended to 10 years.

Miscellaneous Regulatory Matters

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

Pharmaceutical Production

Teva operates 20 finished dosage pharmaceutical plants in North America, Europe and Israel. The plants manufacture solid dosage forms, injectables, liquids and semi-solids. During 2005, Teva’s plants produced approximately 22 billion tablets and capsules and over 200 million injectable units. In September 2005, Teva completed the construction of a new state-of-the-art facility in Jerusalem for solid dosage forms. With the Ivax acquisition, Teva now has 44 pharmaceutical manufacturing sites.

Teva’s two main manufacturing technologies (solid dosage forms and injectables) are available in each of the three above-mentioned geographical areas. Teva USA derives a majority of its sales from products manufactured outside of the United States mainly by other Teva subsidiaries.

Teva’s plants in the United States and Canada, Kfar Sava, and a cephalosporin site in Jerusalem, Israel and the Haarlem plant in The Netherlands are FDA-inspected or approved. Achieving and maintaining quality standards in compliance with the current Good Manufacturing Practice (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, require sustained efforts and expenditures. Teva has spent, and will continue to spend, significant funds and dedicate substantial resources for this purpose.

Raw Materials for Pharmaceutical Production

Teva has taken a global approach to manage the commercial relations with its main suppliers. Strategic decisions are made on a global basis, while day-to-day operations are run locally. Most packaging materials are purchased locally.

Teva’s API division is by far the major raw materials supplier for Teva’s pharmaceutical businesses. The remaining raw materials are purchased from suppliers located mainly in Europe, the Far East and the United States. Most of the purchases from the U.S.-based suppliers are controlled substances. Teva has implemented a supplier audit program to ensure that its suppliers meet its standards.

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

Organizational Structure

The following table sets forth, by geographic area (alphabetically), as of December 31, 2005, the name and jurisdiction of Teva’s principal operating subsidiaries. Except as otherwise indicated, Teva directly or indirectly wholly owns the listed subsidiaries.

North America:
Canada:	Novopharm Limited
Mexico:	Lemery S.A. de C.V.
Sicor de Mexico S.A. de C.V.
Sicor Latinoamerica S.A. de C.V.
United States:	Plantex U.S.A., Inc.
Sicor Inc.
Sicor Pharmaceuticals, Inc.
Sicor Pharmaceuticals Sales, Inc.
Teva Neuroscience, Inc.
Teva Pharmaceuticals USA, Inc.

Europe:
France:	Teva Classics S.A.
Teva Santé SAS
Germany:	Teva Pharmaceuticals Germany GmbH
Hungary:	Humantrade Kft (97.36%)
Humantrade Pharmaceutical Wholesale Company Limited by Shares (99.9%)
Teva Hungary Pharmaceutical Marketing Company Limited by Shares (formerly known as Biogal Teva Pharma Rt)
Teva Pharmaceutical Works Private Limited Company (formerly known as Biogal Pharmaceutical Works Ltd.) (99.4%)
Italy:	Dorom S.r.l.
Prosintex Industrie Chimiche Italiane S.r.l.
Sicor Societa Italiana Conticosteroidi S.r.l.
Teva Pharmaceutical Fine Chemicals S.r.l.
Teva Pharma Italia S.r.l.
Lithuania:	Sicor Biotech UAB
Switzerland:	Medica A.G.
The Netherlands:	Pharmachemie Group
Teva Pharmaceuticals Europe B.V.
United Kingdom:	Teva U.K. Limited—(formerly known as Approved Prescription Services Limited)

Israel:	Abic Biological Laboratories Teva Ltd.
Abic Ltd.
Assia Chemical Industries Ltd.
Plantex Ltd.
Salomon, Levin and Elstein Ltd.
Teva Medical Ltd.

China:	Tianjin Hualida Biotechnology Company Ltd.—45%

In addition, through its acquisition of Ivax, Teva acquired Ivax’s principal operating subsidiaries listed below. Except as otherwise indicated, Teva directly or indirectly wholly owns the listed subsidiaries:

United States:	Goldline Laboratories, Inc.
Ivax Laboratories, Inc.
Ivax Pharmaceuticals, Inc.
Ivax Research, Inc.
IVX Animal Health, Inc.

Latin America:
Chile:	Laboratorio Chile S.A.
Argentina:	Ivax Argentina S.A.
Venezuela:	Laboratorios Elmor, S.A.
Mexico:	Ivax Pharmaceuticals Mexico, S.A. de C.V.

Europe:
France:	Ivax Pharmaceuticals SAS
Switzerland:	Ivax International GmbH
Czech Republic:	Ivax Pharmaceuticals Sro
Poland:	Kutnowskie Zaklady Farmaceutyczne Polfa SA
Ireland:	Norton (Waterford) Limited
United Kingdom:	Norton Healthcare Limited

Properties and Facilities

Listed below are Teva’s principal facilities by square feet as of December 31, 2005:

Plant Location	Square Feet (in thousands)	Main Function
Israel
Kfar Sava	352	Pharmaceutical manufacturing, research laboratories
Jerusalem	130	Pharmaceutical manufacturing, research laboratories, offices (two adjacent sites)
Jerusalem	293	Pharmaceutical plant
Netanya (2 sites)	390	API (chemical) manufacturing, pharmaceutical warehouses and distribution center
Petach Tikva	125	Corporate headquarters
Ramat Hovav (Teva Tech)	527	API (chemical) manufacturing and R&D

United States
North Wales, PA	335	U.S. headquarters, warehousing and distribution center
Sellersville, PA	213	Pharmaceutical manufacturing, R&D laboratories
Irvine, CA	307	Pharmaceutical manufacturing, R&D laboratories

Canada
Scarbourough, Ontario (4 adjacent sites)	363	Canadian headquarters, pharmaceutical packaging, warehousing, distribution center and laboratories

Europe
Debrecen, Hungary	1,280	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories, warehousing
Gödöllõ, Hungary	442	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution center (three adjacent sites)
Haarlem, The Netherlands	232	Pharmaceutical manufacturing, warehousing, offices

Rest of the World
Gajraula (U.P.), India	247	API (chemical) manufacturing

Teva leases certain of its facilities. The Kfar Sava plant, the Jerusalem pharmaceutical plant, the Netanya chemical plant and the Ramat Hovav plant are operated out of buildings owned by Teva on land leased from the Israel Lands Administration. The leases with respect to the Kfar Sava plant extend until 2032 and 2034, with an option to renew until 2081 and 2083, respectively. The leases with respect to the Netanya plant extend until 2018 and 2022, with an option to renew until 2067 and 2071, respectively. The lease with respect to the Ramat Hovav plant extends until 2043, with an option to renew until 2092. The lease with respect to the Jerusalem pharmaceutical plant extends until 2021, with an option to renew until 2070. Most of the above payments due under these leases (other than the options) have been prepaid. The corporate headquarters in Petach Tikva is leased until December 2006, with an option to renew annually until December 2012.

In North America, Teva leases its facility located in North Wales, Pennsylvania, the initial term of which expires in 2011, with a five-year extension option. The leases on the two buildings in which Sicor conducts its manufacturing operations in Irvine, California expire in 2007 and 2008, respectively. Leases on the other Irvine buildings, which are used for warehouse, packaging, research and office purposes, expire at various times from September 2006 through 2010; all but one of those leases (used for office purposes) contain options to renew for various periods. Part of Novopharm’s headquarters in Toronto, Ontario is leased through 2010, with an option to renew for one additional five-year period, while the other part currently is in month-to-month status. Novopharm also leases a manufacturing site on a month-to-month basis and a warehouse in Toronto under a lease that expires next year and which Novopharm may or may not renew.

Teva owns or leases various other facilities worldwide.

In addition through its acquisition of Ivax in January 2006, Teva acquired pharmaceutical manufacturing facilities in Buenos Aires, Argentina; Munro, Argentina; Santiago, Chile; Opava, Czech Republic; Preston Brook, England; Runcorn, England; Miami, Florida; Falkenhagen, Germany; Waterford, Ireland; Mexico City, Mexico; Ramos Arizpe, Mexico; Northvale, New Jersey; Congers, New York; Lima, Peru; Kutno, Poland; Cidra, Puerto Rico; Guayama, Puerto Rico; St. Croix, the U.S. Virgin Islands; and Guacara, Venezuela. Ivax owns the manufacturing facilities in Argentina, Chile, the Czech Republic, England (Preston Brook), Florida, Germany, Mexico, New York, Poland, Puerto Rico and Venezuela and leases its remaining manufacturing facilities. Ivax also owns or leases various other facilities worldwide.

ITEM 4A: UNRESOLVED STAFF COMMENTS

None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Teva is a global pharmaceutical company producing drugs in all major treatment categories. It is the world’s leading generic drug company and has the leading position in the U.S. generic market. Teva has successfully utilized its production and research capabilities to establish a global pharmaceutical operation focused on supplying the growing demand for generic drugs and on opportunities for proprietary branded products for specific niche categories, with its leading branded drug being Copaxone® for multiple sclerosis. Teva’s active pharmaceutical ingredients (“API”) business provides both significant revenues and profits from sales to third-party manufacturers and strategic benefits to Teva’s own pharmaceutical production through its timely delivery of significant raw materials.

The generic drug industry as a whole, and therefore Teva’s own operations, are affected by demographic trends and budgetary constraints of governments and health care organizations. In each of the markets in which Teva operates, governments as well as private employers are working to control growing health care costs, and there is a steadily growing recognition of the importance of generics in providing access to affordable pharmaceuticals. The generic industry is significantly affected by trends of consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Teva, as an industry leader and a consolidator, differentiates itself by balancing its portfolio with generic and innovative activities, by its geographic breadth, by the strategic depth of its vertical integration, by combining local customer responsiveness with a “global edge” and by successfully managing increasing growth and complexity.

Highlights

In 2005, Teva net sales grew to $5.3 billion, an increase of 9% over 2004 net sales. In contrast with previous years, almost all of this sales growth was organic growth within Teva’s existing operations, with currencies having only a negligible positive impact on sales.

Net income in 2005 amounted to $1,072 million. On a U.S. GAAP reported basis, after taking into account certain charges in 2004 relating principally to the acquisition of Sicor, 2005 net income increased 223% over 2004. Excluding such charges from 2004, 2005 net income increased 11% over the full year of 2004. Teva believes that excluding these one-time items from its results of operations represents a better indicator of the underlying trends in its business. The results, after these exclusions, are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s annual work plans and budgets, and ultimately to evaluate the performance of management.

Among the more significant highlights of 2005 were:

•	The introduction during 2005 in the United States of 27 new generic products, the most significant of which were fexofenidine and azithromycin, which were introduced in the second half of the year. However, U.S. generic sales did not match 2004 record levels because of a decreased number of significant generic product introduction opportunities in 2005 as well as price erosion on several significant products introduced in 2004 for which Teva had enjoyed generic market exclusivity.

•	The continued success of Copaxone® in both the U.S., where Copaxone® for the first time became the leading MS drug both in terms of total and new prescriptions, and in Europe. Global in-market sales of Copaxone® in 2005 exceeded $1 billion for the first time, making Copaxone® Teva’s first blockbuster drug.

•	Significantly higher European sales of generic products, resulting from new product launches. Net sales increased in every European country in which Teva operates.

•	Slightly higher gross profit margins of 47.2%, compared with 46.7% in 2004, with quarterly margins fluctuating within a range of 46.3% for the first quarter of 2005 and 48.3% for the fourth quarter of 2005.

•	Operating profit margin of 25% and net income margin of 20.4% compared with 25.4% and 20.1%, respectively, for 2004 (after excluding the one-time items in 2004 described above).

•	Financial expenses in 2005 of $4 million compared with financial income of $26 million in 2004, with quarter-to-quarter fluctuations mainly the result of hedging activities as well as currency movements.

•	An effective tax rate of 18%, compared with a 22% effective rate in 2004, mainly reflecting the impact of changes in the geographic sources of income.

Ivax Acquisition

On January 26, 2006, Teva completed its acquisition of Ivax Corporation, a multinational generic pharmaceutical company with headquarters in Miami, Florida and with operations mainly in the United States, Europe and Latin America, for approximately $3.8 billion in cash and 123 million ADRs. For accounting purposes, the transaction was valued at $7.9 billion, based on the value of the ADRs during the five trading day period commencing two trading days before the date of the merger agreement with Ivax.

This acquisition, Teva’s largest to date, enhances Teva’s leadership position in the United States, expands its strong presence in Western Europe and significantly boosts Teva’s reach in Latin America, Russia and other Central and Eastern European countries. The acquisition further provides Teva with an opportunity to expand the vertical integration between Teva’s API business and Ivax’s finished dose manufacturing operations in both existing and new regions. Ivax brings Teva new capabilities in the respiratory business, including proprietary technologies. In addition, it provides Teva with an enhanced innovative pipeline focused on the central nervous system and oncology, with products in various stages of clinical development. Ivax also adds to Teva’s existing veterinary business through the Ivax animal health business. The acquisition strengthens Teva’s ability to respond, on a global scale, to a wider range of requirements of patients, customers and healthcare providers, both therapeutically and economically. As a result of the acquisition, Teva now has direct operations in more than 50 markets, as well as 44 pharmaceutical manufacturing sites, 15 generic R&D centers operating mostly within those sites and 18 API sites around the world.

Pursuant to a consent order entered into among Teva, Ivax and the U.S. Federal Trade Commission, Teva and Ivax divested certain formulations of eleven generic products with respect to which they had a product overlap, representing approximately $15 million in aggregate annual sales. In addition, prior to or in connection with Ivax’s acquisition by Teva, various authorized generic distribution agreements to which Ivax was a party were terminated or assigned to third parties. These distribution agreements related to, among other products, oxycodone and amoxicillin clavunalate, and represented approximately $198 million in Ivax aggregate sales during 2005.

While the inclusion of Ivax sales will increase Teva’s sales in all of Teva’s main geographies, it is anticipated that the impact on the relative weight of the geographies will be minimal with some increased weight for Europe and Latin America, at the expense of North America. Regarding API sales, Teva’s existing API sales to Ivax will shift from third-party sales to intercompany sales, while Ivax’s own third-party API sales will be included in Teva’s third-party API sales.

For the purpose of financing the cash portion of the acquisition, Teva used approximately $1.7 billion of its own cash together with short-term borrowings under bridge financing facilities. These bridge loans were then replaced within several days with the proceeds of publicly issued debt securities, comprised of a mixture of convertible senior debentures and long-term straight debt instruments, as follows:

•	$750 million of 1.75% convertible senior debentures due 2026;

•	$500 million of 0.25% convertible senior debentures due 2026;

•	$500 million of 5.55% senior notes due 2016; and

•	$1,000 million of 6.15% senior notes due 2036.

Teva sold an additional $67.5 million of its 1.75% convertible senior debentures due 2026 and $75 million of its 0.25% convertible senior debentures due 2026 on March 1, 2006 pursuant to the over-allotment options granted to the underwriters of such securities.

As the acquisition of Ivax took place on January 26, 2006, the results of operations of Ivax will be consolidated with those of Teva commencing on February 1, 2006 and are not reflected in the financial results covered by this annual report.

Sicor Acquisition

In addition to several recent but less significant regional acquisitions, in January 2004 Teva completed its acquisition of Sicor Inc., a generic pharmaceutical company based in California, for approximately $3.46 billion in cash and Teva shares. This acquisition combined Teva’s oral dose generic drugs franchise with Sicor’s generic injectables business, with Sicor’s API business complementing Teva’s global API offerings. The Sicor acquisition further provided Teva with new capabilities for the development and production of biological products. Integration of Sicor’s business into Teva’s operations was substantially completed during 2004.

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

In the years ended December 31, 2004 and 2003, Teva recorded certain one-time items, the exclusion of which management believes presents a better indicator of the trends in its underlying operations. These items included:

•	in 2004, a charge of $633 million for expenses primarily related to a write-off of in-process R&D in connection with the acquisition of Sicor; and

•	in 2003, $73 million of net income primarily related to a litigation settlement with GSK which resulted in Teva’s receipt of rights to Purinethol®.

A detailed reconciliation of our U.S. GAAP reported results and our results after the exclusion of such items, a non-GAAP financial measure, is presented under Item 3 above. Both the table of percentage changes which accompanies this analysis and the textual descriptions below analyze results before, as well as after, giving effect to such charges and benefits.

	Percentage of Net Sales Year Ended December 31			Percentage Change Comparison
	2005	2004	2003	2005-2004	2004-2003
	%	%	%	%	%
Reported results
Net sales	100.0	100.0	100.0	9.4	46.5
Gross profit	47.2	46.7	46.4	10.8	47.4
Research & development expenses	7.3	7.4	7.4	7.6	46.3
Less participations and grants	(0.3)	(0.4)	(0.9)	(19.8)	(40.8)
Research & development—net	7.0	7.1	6.5	9.0	58.5
Selling, general and administrative expenses	15.2	14.5	15.9	14.7	33.8
Operating income	25.0	12.0	26.8	127.2	(34.1)
Financial income (expenses)—net	(0.1)	0.5	(0.2)	N/A	N/A
Income before income taxes	24.9	12.6	26.6	116.8	(30.8)
Net income	20.4	6.9	21.1	223.2	(51.3)

Data before one-time items (non-GAAP financial measures)
Operating income	25.0	25.4	24.0	7.8	55.2
Income before income taxes	24.9	25.7	23.8	5.6	58.9
Net income	20.4	20.1	18.9	11.2	56.1

Sales—General

Consolidated sales by geographic areas and business segments were as follows:

Sales by Geographical Areas

Sales for the Period	2005	2004	2003	% of 2005	% of 2004	Percent Change
						2005 from 2004	2004 from 2003
	U.S. dollars in millions
North America	3,146	3,059	2,055	60%	64%	3%	49%
Europe	1,529	1,245	861	29%	26%	23%	45%
Israel and other countries	575	495	360	11%	10%	16%	37%

Total	5,250	4,799	3,276	100%	100%	9%	46%

Sales by Business Segments

Sales for the Period	2005	2004	2003	% of 2005	% of 2004	Percent Change
						2005 from 2004	2004 from 2003
	U.S. dollars in millions
Pharmaceuticals	4,703	4,276	2,885	90%	89%	10%	48%
API*	524	501	371	10%	10%	5%	35%
Other	23	22	20		1%	5%	13%

Total	5,250	4,799	3,276	100%	100%	9%	46%

*	Third-party sales only.

Teva’s overall sales growth for 2005 was driven principally by organic growth of both the pharmaceutical and the API business segments, with almost no impact from currency fluctuations.

Pharmaceutical Sales

North America

In 2005, pharmaceutical sales in North America amounted to $2,837 million, representing an increase of 3% over 2004. The increase in sales was attributable to:

•	two major new generic product launches in the U.S.: the generic version of Allegra®, which was launched in September 2005 in cooperation with Barr Pharmaceuticals, Inc., and the generic version of Zithromax®, which was launched in December 2005. Both of those products represent “at risk” launches given the pendency of ongoing patent litigation. While the following additional generic products were lauched in the U.S. during 2005 (listed in the order of their launch during the year), in general, 2005 was a year in which there were fewer opportunities for major new product launches, and these additional new generic products represented relatively minor opportunities for Teva: Augmentin® (chewable tablets and suspension), Glucovance®, Calcijex®, Depo-Medrol®, Diflucan®, Clozaril®, Lamictal®, Biaxin®, Cleocin®, Remeron®, Allegra®, Arava®, Depo-Provera®, Retrovir®, Paxil®, Amaryl®, Vasotec®, Prostigmin®, Metaglip®, Aredia®, Sandostatin®, Sandostatin LAR®, Zithromax®, Copegus® and Cefzil® (tablets and suspension);

•	the continued growth in sales of Copaxone®, which reached a market-leading share of 34.3% of total U.S. MS prescriptions in December 2005; and

•	the continued substantial growth in Canada due to 13 new product launches, as well as the revaluation of the Canadian dollar against the U.S. dollar.

On the other hand, price erosion of several major products that were introduced to the market during 2004, such as oxycodone 80mg, gabapentin and carboplatin, where Teva experienced limited competition in 2004, combined with a higher rate of erosion of the base business of generic products in 2005, more than offset the contribution of the new product sales in 2005.

In 2005, Teva dispensed 252 million generic prescriptions in the U.S., an increase of 32 million prescriptions as compared to 2004 and 40 million prescriptions ahead of Teva’s nearest generic competitor.

While a major portion of 2005 product launches were derived from Teva’s R&D pipeline, some of the key products that were launched in 2005 were derived either from existing or new collaboration agreements. Such agreements demonstrated Teva’s commitment to bringing important new generic products to the U.S. market in the face of complex legal and regulatory barriers. These collaborations included a June 2005 strategic alliance arrangement with Barr for the marketing rights in the U.S. for the generic version of Allegra® (fexofenadine) tablets. Under the agreement, Barr enabled Teva to launch its own product, with the parties sharing profits. The percentage of profit share to Barr is dependent on multiple factors including the number of competitors and resolution of related patent litigation with Sanofi-Aventis. The parties have agreed to share the patent litigation risks on a proportionate basis to that of the profit split arrangement. This product, which was launched “at risk” in September 2005, is the subject of a patent litigation more fully described under “Contingent Liabilities” included in Note 8 to Teva’s consolidated financial statements included in this report.

In February 2005, Ivax announced that it had entered into a settlement of its litigation with the FDA and Alpharma Inc. regarding gabapentin, the generic equivalent of Neurontin®. Pursuant to the settlement, Alpharma waived its FDA-awarded 180-day marketing exclusivity in favor of Ivax, effective on March 23, 2005 for gabapentin capsules and April 29, 2005 for gabapentin tablets. As a result, Ivax was able to market generic gabapentin capsules and tablets prior to the expiration of Alpharma’s 180-day marketing exclusivity periods. Under the terms of the exclusivity sharing agreement with Alpharma, Teva had already launched its generic gabapentin capsules and tablets in October and December 2004, respectively. Ivax’s launch of its generic gabapentin capsules and tablets, as well as introductions of this product by other manufacturers, resulted in price erosion, which had an adverse impact on Teva’s sales in 2005.

Teva expects that its growth in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of February 28, 2006, including products acquired through the Ivax acquisition, included 160 ANDAs, including 38 tentative approvals and 122 pending ANDAs. Total annual branded sales of this pipeline exceed $94 billion. Of these applications, 88 were “Paragraph IV” applications—i.e., applications that challenge patents of branded products. Teva believes it is the first to file on 49 of these applications, relating to branded products whose aggregate annual U.S. sales exceeded $37 billion in 2005.

While all of Teva’s North American pharmaceutical sales growth during 2005 was driven by organic growth, the inclusion of Sicor sales contributed a major portion of the growth in sales from 2003 to 2004. In 2004, pharmaceutical sales in North America amounted to $2,758 million, representing an increase of 51% over 2003. In addition to the inclusion of Sicor sales, the increase in sales was also attributable to launches of some major new generic products in 2004, as well as the continued growth in sales of Copaxone®.

In Canada, during 2005, Teva continued to experience substantial growth. Pharmaceutical sales in the Canadian market increased approximately 22% from 2004 due to 13 new product launches as well as the revaluation of the Canadian dollar against the U.S. dollar. The new products launched by Novopharm, Teva’s principal Canadian subsidiary, included the generic versions of (listed in the order of their launch during the year): Arava®, Wellbutrin®, Inhibace®, Fosamax Once Weekly®, Monopril®, Monocor®, Coumadin®, Imitrex®, Topamax®, Tenormin®, Zithromax®, Propofol Injectable® and Carboplatin Injectable®. A further 34 products have been submitted to the Canadian Therapeutic Products Directorate and are awaiting approval. Collectively, the brand name versions of the products subject to pending applications by Novopharm (including those submitted in 2005) had annual Canadian sales in 2005 of approximately U.S. $4.1 billion.

Europe

Pharmaceutical sales in Europe in 2005 amounted to $1,378 million, an increase of 25% compared to 2004, primarily due to 146 new launches of generic products, including many of the same key products in a variety of countries within Europe. Among the significant products sold by Teva in Europe during 2005 were the generic versions of Lipitor®, Zithromax®, Lamictal®, Zoton®, Seroxat/Deroxat®, Staril/Fosinopril® and Fosamax Once Weekly®, that were launched during 2004 and 2005. Other contributors to the year-over-year sales growth included: higher sales of third-party products in Hungary, the continued penetration of Copaxone® in Europe, sales from newly acquired companies including Dorom S.r.l. in Italy, which was acquired at the end of 2004, and Medika AG in Switzerland, which was acquired in July 2005—and, to a lesser extent, the establishment of new operations in the Slovak Republic, Spain, Sweden and Portugal.

Most of the European currencies remained relatively constant as against the U.S. dollar in 2005 (on an annual average compared to annual average basis), although they experienced some quarter-to-quarter swings in 2005. Accordingly, currency fluctations relative to the U.S. dollar had practically no impact on European sales growth in 2005.

In 2005, Teva received 357 generic approvals, corresponding to 22 new compounds in 56 formulations. In addition, in Europe, as of February 28, 2006, excluding products acquired through the Ivax acquisition, 125 compounds representing 260 formulations and 810 marketing authorization applications were pending approval, with over 280 additional compounds approved for development. Teva believes that this pipeline of approvals and applications will generate significant growth in the next several years and includes important products, some of which Teva expects to launch in 2006 in various EU countries.

Over the course of 2005, Teva continued to register its products in Europe. As part of the mutual recognition procedure established by the European Union, an attempt was made to simplify the registration process, although centralized registration for generic products is, as yet, only possible in a few cases in Europe. Due to recent court interpretations of “essential similarity,” it has become possible to register generic drugs containing different salts of the active ingredient. Teva has significantly increased its registration efforts in a number of European countries: Hungary, the United Kingdom, France, Germany, The Netherlands and Poland.

A significant number of legislative changes in Europe aimed at reducing health care costs were introduced in Europe during 2005. Some of these changes, such as in The Netherlands, France and Italy, had the effect of reducing the prices of generic products, while others provided more favorable conditions for European generics. The impact of these price reductions is dependent upon the extent to which increased sales due to lower prices can offset the price reductions. It is anticipated that 2006 will continue to be a year of additional legislative changes in the European pharmaceutical industry.

Pharmaceutical sales in Europe in 2004 amounted to $1,099 million, an increase of 46% compared to 2003, primarily due to the sale of new generic products. In addition, higher sales of third-party products in Hungary, the continued penetration of Copaxone® in Europe and the 10% revaluation of the Euro against the U.S. dollar (when annual average compared to annual average) contributed to the sales increase.

In December 2004, Teva acquired Dorom S.r.l., one of the largest suppliers of generic pharmaceuticals to the Italian retail market, for approximately $85 million in cash. This acquisition had an insignificant impact on 2004 results, but further strengthened Teva’s position in the Italian market for generic products.

Israel and Other Countries

Israel. Pharmaceutical sales in Israel, which amounted to $282 million in 2005, increased by 7% compared to 2004. Since the rate of exchange of the NIS relative to the U.S. dollar remained at the same level during 2005 (when annual average compared to annual average), the sales increase represents currency-neutral growth. The increased NIS sales were achieved by new product launches as well as increased sales under existing and new distribution agreements, although at somewhat reduced margins.

Several issues affected Teva’s product pricing in Israel in 2005. While the national health budget was increased during 2005, government-sponsored health funds continue to conduct cost-saving measures restricting expenditures for pharmaceutical products. Furthermore, Teva’s prices were affected by pricing regulations that mandate that the retail prices of pharmaceuticals in Israel may not exceed the average of prices in four European markets (the U.K., Germany, France and Belgium) (the so-called “Dutch Model”). Lastly, and to a lesser degree, the Israeli health care funds utilized parallel importing, primarily to pressure the prices of Israeli producers.

Pharmaceutical sales in Israel, which amounted to $263 million in 2004, increased by 8% compared to 2003. However, net of the impact of the strengthening during the year of the NIS relative to the U.S. dollar, sales increased by 6%. The increased NIS sales were achieved by new product launches as well as new distribution agreements.

Other Countries. Teva’s pharmaceutical sales to markets outside of North America, Europe and Israel amounted to $206 million in 2005, an increase of 32% over 2004. This increase represents higher sales primarily in Russia and to a lesser extent in Latin America and Asia, including higher sales of Copaxone®. During 2005, Teva commenced registration activities of generic products in Japan and enhanced its registration activities in Turkey and Russia.

Teva’s pharmaceutical sales to markets outside of North America, Europe and Israel amounted in 2004 to $156 million, an increase of 143%. This increase represents primarily the inclusion of Sicor’s sales in these regions, largely in Mexico, where it maintains significant operations, as well as growth, including increased sales of Copaxone® in certain countries.

Innovative Products

In-market global sales of Copaxone® in 2005 reached a new record of $1,176 million, an increase of 26% over 2004. According to IMS, Copaxone® continued to strengthen its position as the market leader in the U.S. both in terms of new and total prescriptions, with market shares of 35.2% and 34.3%, respectively, in December 2005. U.S. Copaxone® sales represented 66% of total in-market global sales in 2005 and amounted to $782 million, an increase of 25% over 2004. In-market sales outside the United States, primarily in Europe, increased 27% to $394 million, driven by significant sales increases in Germany, the largest MS market in Europe, France, Spain and the U.K. Copaxone®’s global sales growth rate was almost double the growth rate of the global market for MS products. The growth of in-market sales of Copaxone® in the United States also reflected the impact of two price increases of 9.4% each, announced in October 2004 and May 2005. Since the European currencies remained at the same level as against the U.S. dollar in 2005 (when annual average compared to annual average), sales growth of Copaxone® in Europe was not impacted by currency movements.

In 2004, in-market global sales of Copaxone® amounted to $936 million, an increase of 30% over the previous year. U.S. sales in 2004 accounted for 67% of global sales of Copaxone®. The growth of in-market sales of Copaxone® in the United States in 2004 also reflected the impact of price increases. Sales growth of Copaxone® in 2004 in Europe also reflected the positive impact of the strengthening of the European currencies against the U.S. dollar.

On March 8, 2006, an FDA advisory panel recommended that the FDA should allow back onto the U.S. market, Tysabri®, an MS therapy which was originally launched in the United States in December 2004 and shortly thereafter was voluntarily withdrawn from the market after two patients developed a rare brain disorder, known as progressive multifocal leukoencephalopathy, or PML, resulting in the death of one of the patients. A third patient was later discovered to have PML and also died. According to press reports, the FDA is currently evaluating various elements of a risk-management plan proposed by the makers of Tysabri®. As reported, the manufacturers of Tysabri® proposed that the drug carry a strict “black box” warning that highlights the risk of PML and states that Tysabri® should be given alone rather than in combination with other drugs. The FDA is expected to make a final decision with regard to Tysabri®’s expected reentry into the U.S. market and any related restrictions by the end of March 2006. Teva continues to believe that Copaxone® is a superior product and that it, alone among all of the existing MS therapies, is the only product for which efficacy has been shown to be sustained for over 10 years.

Azilect®, Teva’s second innovative drug, was launched in its first market, Israel, in March 2005. Teva launched Azilect® for the treatment of Parkinson’s disease, both as initial monotherapy in early Parkinson’s disease and as an adjunct to levodopa in moderate to advanced stages of the disease.

In February 2005, Azilect® was granted marketing authorization by the EMEA and was launched jointly by Teva and Lundbeck in the U.K. in June 2005 and in Germany in July 2005. This was followed in 2005 by additional launches in Ireland, Austria, Denmark, Finland, Poland and Norway, with additional countries expected in 2006.

In August 2005, Teva received a second approvable letter from the FDA regarding its NDA for Azilect®. However, the FDA has continued to have issues regarding the NDA. Teva has had a number of follow-up meetings with the FDA to discuss issues raised by them, and Teva has made additional submissions of information to the FDA. Teva intends to continue to work closely with the agency to resolve the open issues. In Canada, Azilect® is still under review by regulatory authorities.

Active Pharmaceutical Ingredients (API) Sales

Sales of active pharmaceutical ingredients to third parties in 2005 amounted to $524 million, an increase of 5% over 2004. At the same time, intercompany sales of active pharmaceutical ingredients during 2005 increased 24% and amounted to $543 million. The substantially higher increase in intercompany sales reflects a trend which commenced in 2004 and is expected to also continue during 2006, with the result that intercompany sales will reflect a higher portion of the total API sales. The high proportion of intercompany sales reflects the strategic importance of vertical integration and is one of the reasons for Teva’s continued improvement in gross profitability. Teva’s portfolio of API products is expected to increase from over 220 to approximately 250 as a result of the Ivax acquisition.

Sales of active pharmaceutical ingredients to third parties in 2004 amounted to $501 million, an increase of 35% over 2003. At the same time, intercompany sales of active pharmaceutical ingredients increased 55% and amounted to $439 million. The increase in both the sales to third parties and intercompany sales reflects primarily the inclusion of Sicor API sales, as well as significant sales of gabapentin and pravastatin API. Total sales of the API division in 2004, including intercompany sales, increased by 44% to $940 million.

As noted above, as a result of the Ivax acquisition, Teva’s existing API sales to Ivax will shift from third-party sales to intercompany sales, while Ivax’s own third-party API sales will be included in Teva’s third-party API sales.

Other Income Statement Line Items

Gross Profit

Gross profit margins reached 47.2% in 2005 compared with 46.7% in 2004 and 46.4% in 2003, reflecting a change in the product mix in which higher sales of newly launched products and Copaxone®, as well as the increasing benefits of Teva’s vertically integrated API division, more than offset lower margins on Teva’s base business. Gross margins also improved in 2004 due to the inclusion of Sicor with its higher gross profit margins. In 2005, fexofenadine, which was launched with Barr, had a positive impact on gross margins, since the profit split with Barr was recorded under SG&A. Several of the products launched in 2004 also involved collaborations with partners but on a royalty basis, which impacts gross margins. Despite these royalties, gross margins increased in 2004. As required under U.S. GAAP, Sicor’s acquired inventories were stepped up to their fair market value at the date of acquisition in 2004. As a result, the sales of these inventories negatively impacted Teva’s gross profit margins during the first quarter of 2004.

In the fourth quarter of 2005, our gross margins reached 48.3%. However, we continue to believe that the gross margins of our operations excluding Ivax will fluctuate between 45%—48% due to shifts in our product mix and shifts in the geographic spread of our sales. Our gross margins in 2006 will reflect a blending of the gross margin rates of Teva and Ivax’s historical operations, negatively impacted by the amortitization of the acquired Ivax product rights. In addition, gross margin will initially be negatively impacted by a step-up in Ivax acquired inventories. Gross margin will continue to have quarter-to-quarter fluctuations as a result of shifts in the product mix and geographic spread of the sales of the combined companies.

Research and Development (R&D) Expenses

Gross research and development expenses and net research and development expenses as a percentage of sales remained practically the same in 2005, relative to 2004.

Generic R&D expenses in 2005 accounted for 54% of Gross R&D expenses, an increase of approximately 4% compared to 2004, due to increased R&D activity for North America, including R&D efforts for the

Canadian market, as well as generic R&D efforts for Europe. Innovative R&D expenses amounted to approximately 26% of Gross R&D expenses for 2005, an increase of 19% compared to 2004, mainly attributed to higher expenditures relating to MS and other pipeline projects. The balance was dedicated to the development of other products, principally new products for the API division.

In 2005, Teva submitted a total of 151 files worldwide, including 38 ANDAs to the FDA, 29 abbreviated new drug submissions in Canada and files for 30 new molecules in various European markets.

In November 2005, Teva initiated a large clinical study to determine whether treatment with once-daily Azilect® can modify the progression of Parkinson disease. The ADAGIO study (Attenuation of Disease progression with Azilect® Once-daily) will enroll approximately 1,100 patients recently diagnosed with Parkinson’s disease in North America, Europe and additional countries, including Israel and Argentina. This study, which has a similar delayed-start design as the previously published TEMPO 12 months trial, is aimed at reproducing and confirming the earlier findings of the TEMPO study.

In 2004, Teva signed an agreement with Active Biotech, a Sweden-based, publicly traded biotechnology company, to develop and commercialize laquinimod as an oral treatment for multiple sclerosis. In 2005, pursuant to this agreement, Teva initiated a double-blind, placebo-controlled multicenter Phase II clinical study in several European countries, in which the effects of laquinimod are being tested. Results of this study are expected during 2006.

Teva submitted an investigational new drug application (an “IND”) to the FDA in 2005 to initiate a clinical trial in the U.S. with laquinimod to assess drug-drug interaction. Teva is currently working with the FDA to resolve various issues raised in connection with this IND.

Teva is seeking to develop effective and more convenient therapies for MS. An oral formulation of Copaxone® was tested in a large clinical trial, CORAL, conducted from 2000 to 2002; however, the results of the trial were not statistically significant. In late 2004, Teva and H. Lundbeck A/S, a Denmark-based, publicly traded pharmaceutical company and Teva’s strategic partner in the development of oral Copaxone®, initiated two pilot Phase II clinical studies with two doses of an enteric coated formulation of Copaxone®. Based on the results, received in March 2006, Teva and Lundbeck will not continue the development of this formulation. Nevertheless, Teva is considering future development of Copaxone® in various non-parenteral formulations and will make its decision in the context of its entire MS portfolio.

While gross research and development expenses and net research and development expenses as a percentage of sales remained practically the same, they increased in 2004 in absolute terms by 46% and 59%, respectively, as a result of increased spending, mainly on generic R&D.

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

In 2004, Teva substantially increased its research efforts to enhance the development of its generic pipeline. During the course of the year, Teva submitted an additional 53 ANDAs to the FDA and 31 abbreviated new drug submissions in Canada.

Selling, General and Administrative Expenses

SG&A expenses in 2005 amounted to $799 million, an increase of 15% over 2004, and as a percentage of sales, SG&A expenses increased from 14.5% for 2004 to 15.2% for 2005. These higher SG&A expenses are primarily the results of the profit-sharing agreement with Barr Pharmaceuticals related to the launch of fexofenadine described above. Teva believes that SG&A expenditures as a percentage of sales should generally decline as sales continue to increase, although the launch of Azilect®, additional profit-sharing agreements and increased support for Copaxone® could impact this trend going forward.

As of the first quarter of 2006, Teva will, for the first time, expense employees’ stock options. We expect the annual pre-tax charge to amount to approximately $50 million, most of which will fall under the SG&A line item.

SG&A expenses in 2004 amounted to $697 million, an increase of 34% over 2003, but as a percentage of sales, SG&A expenses decreased to 14.5% for 2004 from 15.9% for 2003. These results reflect the combined impact of offsetting factors, including, on the one hand, increased expenses resulting from the consolidation of Sicor, offset, on the other hand, by higher sales volumes.

Operating Income

Operating income increased as a result of the combined impact of the factors described above.

Financial Income (Expenses)

In 2005, Teva recorded financial expense of $4 million, compared with financial income of $26 million during 2004. During 2005, higher yields on Teva’s increased cash and investment balances were more than offset by the negative effect of currency erosions and hedging activities. In addition, Teva saved both interest and the amortization of issuance expenses associated with certain debentures that were converted during 2004 and 2005. In general, income or expense from hedging activities are partially offset in other line items which enjoy or suffer from the impact of currency movements on the base asset. The impact on the financial income/expense line item is however highlighted, as this line item is of relative small magnitude compared to sales, cost of goods and other income statement line items.

Financial expenses will increase substantially during 2006, as Teva’s interest-bearing assets decreased and its borrowed amounts increased due to the acquisition of Ivax. The annual interest payments and amortization of issuance expenses on the $2.9 billion raised in connection with the acquisition will amount to approximately $120 million.

In 2004, Teva recorded financial income of $26 million, compared with an expense of $5 million during 2003. During 2004, financial income benefited from the strengthening of currencies against the U.S. dollar, mainly the Euro, as well as the Hungarian Forint and the Canadian dollar. In addition, Teva saved both interest and the amortization of issuance expenses associated with the debentures that were converted and started to benefit from the increasing interest rates through higher yields on a larger pool of investments, at the same time that most of its liabilities bore fixed interest rates. However, the 2004 financial income did not flow directly into net income, as it was partially offset by the negative impact that currency fluctuations had on various expense items.

Taxes

Provisions for taxes as a percentage of pre-tax income amounted to 18.0% in 2005, compared with 22.2% in 2004 and 20.8% in 2003. The rate of tax fluctuates with the source of taxable income. The statutory Israeli corporate tax rate was 34% in 2005 compared to 35% in 2004 and 36% in 2003. It is scheduled to further decrease to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% from 2010 and onwards. However, historically, Teva’s effective consolidated tax rates have been considerably lower, since a major portion of Teva’s income in Israel is derived from “approved enterprises” (as more fully described in “Item 10—Israeli Taxation” below) and from operations outside of Israel, where Teva has enjoyed lower tax rates. The lower tax rate in 2005 represents the increased Copaxone® and API sales and profits, most of which derived from low tax sources, as well as some products introduced into the U.S. market that originated from an Israeli source. The increased tax rate in 2004 as compared to 2003 mainly represents the addition of Sicor with its generally higher tax rates. Nevertheless, this increase was partially offset by the commencement of the realization of new tax benefits on incremental Copaxone® sales as a result of building a second production facility for Copaxone® in the south of Israel in a tax-advantaged zone, as well as increased profits in low tax jurisdictions, primarily in Hungary.

Most of Teva’s projects in Israel were granted approved enterprise status, which confers certain tax benefits. These benefits include a tax exemption for undistributed income generated by such projects, and lower rates of tax on dividends distributed, the source of which is approved enterprise income, for the periods set forth in the law, as described in “Item 10—Israeli Taxation.”

The most recent example of such an approved enterprise is Teva’s new state-of-the-art pharmaceutical production facility in Jerusalem that was inaugurated in September 2005 and which will benefit from a ten-year tax exemption for undistributed income generated at such facility. This new facility has the capacity, when fully operational, to produce up to eight billion tablets annually.

Going forward, the combined Teva and Ivax tax rate is expected initially to be the blended average of the current tax rate of both companies. This blended average is expected to decrease over time with the integration of Ivax.

Net Income and Earnings per ADR

Net income in 2005 amounted to $1,072 million. On a U.S. GAAP reported basis, after taking into account certain charges in 2004 relating principally to the acquisition of Sicor, 2005 net income increased 223% over 2004. Excluding such charges from 2004, 2005 net income increased 11% over the full year of 2004. Fully diluted earnings per ADR reached $1.59 in 2005, an increase of 218% over fully diluted earnings per ADR in 2004 on a U.S. GAAP reported basis and 12% excluding one-time charges recorded in 2004. After taking into account one-time items (net of tax), in 2004 and also excluding $73 million of net income from the 2003 results primarily related to the settlement with GSK which resulted in the receipt of Purinethol®, net income totaled $332 million in 2004, as compared with $691 million in 2003 and fully diluted earnings per ADR amounted to $0.50 and $1.16 in 2004 and 2003, respectively. Before taking into account these items, net income increased by 56% over 2003 to $965 million and fully diluted earnings per ADR amounted to $1.42 and $1.04 in 2004 and 2003, respectively, an increase of 37%. Teva believes that excluding these one-time items from its results of operations represents a better indicator of the underlying trends in its business. The results, after these exclusions, are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s annual work plans and budgets, and ultimately to evaluate the performance of management. A detailed reconciliation of our U.S. GAAP reported results and our results after the exclusion of such items, a non-GAAP financial measure, is presented under Item 3 above.

The difference between the net income growth rate and the fully diluted earnings per ADR growth rate in 2004 over 2003, is attributable to the substantial increase in share count year over year, mainly resulting from the Sicor acquisition, both the shares actually issued to the previous owners of Sicor (approximately a 6% dilution) and those deemed outstanding for purposes of the calculation arising from the convertible debentures sold to finance a portion of that acquisition (approximately a 4% dilution).

During 2005, Teva spent $379 million to repurchase 12.7 million of its shares at an average price of $29.91 per share, pursuant to an authorization by its board of directors to repurchase Teva securities in an amount valued at up to $300 million of Teva’s securities, which was increased to $600 million in December 2004, as well as pursuant to a previous $50 million repurchase authorization. During 2004, Teva spent $188 million to repurchase 6.9 million of its shares and $25 million of convertible debentures under this plan. This purchase of securities had the result of decreasing total outstanding shares on a fully diluted basis at December 31, 2005 by 10.4 million shares.

During 2005, and particularly in the fourth quarter, approximately $200 million of the $450 million of Convertible Senior Debentures due 2022 were converted by their holders as the stock price was significantly higher than their original conversion price. An additional $115.5 million of these debentures were converted subsequent to December 31, 2005.

In August 2004, as a result of a call for their redemption, $360 million of 0.75% Convertible Senior Debentures due 2021 were converted into approximately 17 million ADRs. These debentures had already become dilutive as of the third quarter of 2003 as a result of the contingent conversion feature having been triggered.

In connection with the acquisition of Ivax, approximately 123 million additional Teva ADRs were issued in January 2006. In addition, Teva used $1.7 billion of its existing cash resources, together with a total of $2.8 billion in proceeds from bridging facilities, to pay the cash portion of the purchase price for the acquisition of Ivax. As part of the acquisition, substantially all of Ivax’s employee stock options become fully vested in accordance with the terms of the applicable option plans and, in accordance with the merger agreement with Ivax, became exercisable for an aggregate of approximately 16 million Teva ADRs.

The bridge loans for the Ivax acquisition were promptly refinanced through public offerings of debt securities of two Teva finance subsidiaries, who issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036, $500 million principal amount of 5.55% Senior Notes due 2016, $817.5 million principal amount of 1.75% Convertible Senior Debentures due 2026 and $575 million principal amount of 0.25% Convertible Senior Debentures due 2026. Holders of the 0.25% Convertible Senior Debentures due 2026 have the right to cause Teva to repurchase their debentures for 100% of the principal amount, plus accrued interest, in cash on February 1, 2008; holders of the 1.75% Convertible Senior Debentures due 2026 have a similar repurchase right on February 1, 2011. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be paid in cash and, in the case of conversion, only the residual conversion value above the principal will be paid in Teva’s shares. Therefore, these convertible debentures will become dilutive only if the stock price exceeds the conversion price of approximately $47.16. The $817.5 million of 1.75% Convertible Senior Debentures due 2026, are convertible into approximately 16 million Teva ADRs.

Going forward, the share count for the purpose of calculating earning per share will take into account the shares issued to Ivax shareholders and the dilutive effect of convertible debentures as well as employee stock options. As of February 28, 2006, this amounts to approximately 835 million shares. The actual number of shares for the EPS calculation will vary each quarter based on the share price during that quarter. For purposes of calculating the combined company market capitalization, the share count excluding the dilutive impact of options and convertible debentures was approximately 753 million shares as of February 28, 2006.

Certain One-Time (Charges)/Benefits

The table below details certain one-time charges or benefits, net of applicable taxes, for the periods indicated that have been eliminated or added to enhance the understanding of the business and their respective effect on earnings per ADR. Teva believes that excluding the following one-time items, which primarily relate to purchase accounting adjustments in connection with the Sicor acquisition (mainly in-process R&D) and to certain product rights acquired as part of a litigation settlement, from its results of operations represents a better indicator of the underlying trends in its business. The results, after these exclusions and inclusions, are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s annual work plans and budgets, and ultimately to evaluate the performance of management.

Year	U.S. dollars in millions	U.S. dollars per ADR*	Details
2004	(633)	(0.92)	Sicor acquisition in-process R&D; in-process R&D relating to two collaboration agreements; step-up of Sicor inventory; partial impairment of Purinethol® product rights.

2003	73	0.12	Receipt of North American rights to Purinethol® from GSK net of restructuring expenses related to impairment of property, plant and equipment in connection with the shutdown of an API facility.

*	After giving retroactive effect to the 2-for-1 stock split effected in June 2004.

The in-process R&D acquired as part of the Sicor acquisition related to 32 injectable products having a range of values of between $1 million and $68 million, with an average value of approximately $18.2 million per product, and includes two products each with a value marginally above 10% of the total value. Since the acquisition, six of these products have been launched, including medroxyprogesterone, the product with the highest value.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which Teva operates—mainly the NIS, Euro, Canadian dollar, Pound Sterling and Hungarian Forint—affect Teva’s results. During 2005, the movements of the main European currencies relevant to Teva, relative to the U.S. dollar, have been less significant than in previous years. While in 2005 the European currencies continued to fluctuate in value relative to the dollar, the Euro essentially maintained a constant rate of exchange relative to the dollar, when annual average compared to annual average. The Hungarian Forint revalued against the dollar by 1%, the Canadian dollar revalued against the dollar by 7% and the Pound Sterling devalued against the dollar by 1%. The NIS remained at the same level relative to the U.S. dollar. The Euro’s exchange rate relative to the U.S. dollar reached the level of US$1.24 per Euro as at December 31, 2005, representing a 13% year-end to year-end revaluation, but the average to average Euro to U.S. dollar exchange rate remained relatively steady.

In terms of the Israeli Consumer Price Index (“CPI”), 2005 was another year with low inflation rates, as the CPI increased by just 2.4%.

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

	Year ended December 31,
	2005	2004	2003	2002	2001
Inflation (CPI)	2.4%	1.2%	(1.9)%	6.5%	1.4%
Devaluation/(revaluation)	6.8%	(1.6)%	(7.6)%	7.3%	9.3%
Inflation/devaluation gap	(4.4)%	2.8%	5.5%	(0.8)%	(7.9)%

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described below. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. Please refer to Note 1 to Teva’s consolidated financial statements included in this annual report for a summary of all of Teva’s significant accounting policies.

Revenue Recognition and Sales Reserves and Allowances

Revenue is recognized generally when title and risk of loss for the products is transferred to the customer. Provisions for chargebacks, returns, customer volume rebates, Medicaid rebates, other promotional arrangements, prompt pay discounts and price protection payments are established concurrently with the recognition of revenue. Accordingly, and in compliance with EITF 01-9, reported net sales is presented net of those deductions. These provisions primarily relate to sales of pharmaceutical products in the North American marketplace, principally the United States. The following briefly describes the nature of each deduction and how provisions are estimated in Teva’s financial statements.

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

Provisions for chargebacks are the most significant component of Teva’s revenue recognition process, involving estimates of contract prices across in excess of 500 products and multiple contracts with multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion with an increase or decrease in sales.

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

Returns. Under certain conditions, the customer is able to return its purchases to Teva. Teva records a reserve for estimated sales returns in accordance with the provision of FAS 48, “Revenue Recognition When Right of Return Exists.” The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2005 were generally between 22-27 months from the date of sale. Additionally, Teva considers factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors and changes in formularies or packaging for determining the overall expected levels of returns.

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

Sales reserves and allowances for third-party sales of pharmaceutical products to U.S. customers at December 31, 2005 and 2004 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised approximately 90% of Teva’s total sales reserves and allowances as of December 31, 2005, with the balance primarily in Canada and the U.K.

	Accounts Payable and Accrued Expenses
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Other Sales Reserves and Allowances	Total
	(U.S. dollars in thousands)
Balance at December 31, 2003	$19,607	$110,329	$65,011	$74,753	$269,700
Acquisition of Sicor	2,821	31,391	9,214	11,402	54,828
Provisions related to sales made in current period	74,890	945,498	81,964	449,635	1,551,987
Provisions related to sales made in prior periods	—	—	19,394	782	20,176
Credits and payments	(70,077)	(781,159)	(54,936)	(431,102)	(1,337,274)

	$27,241	$306,059	$120,647	$105,470	$559,417

Balance at December 31, 2004	$27,241	$306,059	$120,647	$105,470	$559,417
Provisions related to sales made in current year period	83,768	1,250,416	87,629	547,120	1,968,934
Provisions related to sales made in prior periods	—	6,387	—	2,091	8,478
Credits and payments	(78,192)	(1,242,454)	(72,818)	(455,782)	(1,849,246)

Balance at December 31, 2005	$32,817	$320,409	$135,458	$198,900	$687,584

Since chargeback reserves are calculated on a product and customer basis, changes may not appear to be directly reflective of the overall change in net sales due to a change in any one variable. The chargeback reserve for the year ended December 31, 2005 increased by approximately $14 million over the December 31, 2004 reserve. Reserves for returns are estimated by analyzing past returns rates, taking into consideration current product sales levels and customer mix. Returns reserves as of December 31, 2005 increased by approximately $15 million over the reserve as of December 31, 2004 primarily due to an increase in the estimated lag period between period of sale and actual return. The primary contributor to the increased Other Sales Reserves and Allowances was rebate reserves. The payment terms associated with rebate agreements can vary between monthly and annual, and at times payment is dependent on obtaining certain information from customers or outside sources, such as market share data. The increase in rebate reserves from December 31, 2004 to December 31, 2005 of approximately $93 million is primarily due to a change in timing of certain of the incentive payments, resulting in a higher outstanding payable due. Rebates as a percentage of gross sales did not vary significantly for the years ended December 31, 2004 or 2005.

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

Teva intends to permanently reinvest the amounts of tax exempt income in Israel and does not intend to declare dividend distributions from such income. Therefore, no deferred taxes have been provided in respect of such tax exempt income. As a result of the recent amendment to the Israeli Investment Encouragement Law, Teva will be required under U.S. GAAP to record a provision for deferred taxes in respect of tax-exempt income from approved enterprises (other than strategic enterprises) with respect to which the recent amendment applies (as described in “Item 10—Israeli Taxation” below). Through December 31, 2005, Teva did not generate any such tax exempt income that would have required it to provide for deferred taxes under U.S. GAAP.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw and packaging materials and purchased products—mainly on a “moving average” basis; finished products and products in process; raw material and packaging component—mainly on a “moving average” basis; labor and overhead—on an average basis over the production period.

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

Intangible assets consist mainly of marketing and other rights relating to products in respect of which an approval for marketing was provided by the FDA or an equivalent agency. Intangible assets are amortized mainly using the straight-line method over their estimated period of useful life. In conjunction with acquisitions of businesses or product rights, Teva allocates the purchase price based upon the relative fair values of the assets acquired and liabilities assumed. In certain circumstances, fair value may be assigned to purchased in-process technology and expensed immediately.

Teva regularly assesses whether indefinite life intangibles and goodwill have been impaired and will adjust the carrying values of these assets whenever events or changes in circumstances indicate that some or all of the carrying value of the assets may not be recoverable. Its judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances of its businesses and products. Future events could cause Teva to conclude that impairment indicators exist and that the carrying values of its intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on its financial position and results of operations. No impairment losses relating to goodwill and indefinite life intangible assets have been recorded to date.

Teva evaluates the recoverability and measures the possible impairment of its goodwill under FAS 142. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Teva’s estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of its business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, Teva compares, on a reporting unit level, its estimate of fair value for such reporting unit to the book value of the reporting unit. If the book value of any of the reporting units is greater than the estimate of its fair value, Teva would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

Teva has selected December 31 as the date on which it performs its annual impairment test for goodwill and other indefinite life intangible assets.

Marketable securities:

Marketable securities primarily consist of equity investments and debt securities classified as available-for-sale securities which are carried at market value, with unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive income (loss). If it is determined, based on valuations, that a decline in the fair value of any of the investments is other than temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

Long-lived assets:

Teva tests long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows.

Allowance for doubtful accounts

Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. Allowance is made for specific debts doubtful of collection.

Recent Accounting Pronouncements

In December 2004, the FASB issued FAS 123R, “Share-Based Payment,” which addresses the accounting for share-based payment transactions in which Teva obtains employee services in exchange for (a) equity instruments of Teva or (b) liabilities that are based on the fair value of Teva’s equity instruments or that may be settled by the issuance of such equity instruments. This statement requires that employee equity awards be accounted for using the grant-date fair value based method. This statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the statement’s effective date will be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro forma disclosure under FAS 123.

Teva expects that, upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, the new standard will be implemented as from the first quarter of 2006, with no restatement of prior periods. Taking into account the transition method adopted by Teva, Teva expects that the effect of applying this statement on its results of operations in 2006 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported.

In November 2004, the FASB issued FAS 151, “Inventory Costs—an amendment of ARB 43, Chapter 4.” This statement amends current guidance to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. As applicable to Teva, this statement will be effective for inventory costs incurred after January 1, 2006 and the provisions of this statement will be applied prospectively. Teva does not expect this statement to have a material effect on its financial statements or its results of operations.

In May 2005, the FASB issued FAS 154, “Accounting Changes and Error Corrections,” a replacement of APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Changes in Interim Financial Statements.” This statement provides guidance on the accounting and reporting of accounting changes and error corrections, and guidance in the determination of retrospective application of changes in accounting principles. As applicable to Teva, the provisions of FAS 154 are effective for accounting changes and correction or errors made in fiscal years beginning after December 15, 2005.

In November 2005, the FASB issued FSB FAS 115 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered to be impaired, whether that impairment is other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. Teva intends to adopt FSP 115-1 in the second quarter of 2006. Teva does not expect these FSB statements to have a material effect on its financial statements or its results from operations.

Liquidity and Capital Resources

On December 31, 2005, Teva’s working capital was $3.2 billion, compared to $2.0 billion at December 31, 2004. Cash, cash equivalents and short-term investments increased by $1.2 billion reflecting the cash generated during the year, as well as liquidation of certain long-term investments in anticipation of the acquisition of Ivax. Accounts receivables increased by $0.3 billion, representing the expansion of Teva’s business. Inventories decreased by $0.2 billion. Total current liabilities increased by $56 million, reflecting a decrease in short-term credit of $185 million and an increase in accounts payable of $241 million.

During 2005, days sales in inventory, which began the year at approximately 167 days, decreased to 142 days at the end of 2005. The “days sales outstanding” (“DSO”) remained at the same level (62 days in December 2005 compared with 61 days as of December 31, 2004). The DSO calculation is made on a net basis after netting out provisions for “sales reserves and allowances,” presented in Teva’s consolidated balance sheet in “Accounts payable and accruals,” from accounts receivables in the amount of $733 million for December 2005 and $591 million for December 2004. A net DSO calculation is presented in order to facilitate a more meaningful understanding of Teva’s business. The accounts payables days decreased from 44 days to 41 days.

Cash generated by operations for 2005 amounted to $1,370 million, as compared with $1,246 million in 2004. Investment in fixed assets in 2005 amounted to $310 million, similar to the $311 million in the previous year. Depreciation in 2005 and 2004 represented 51% and 45% of the total investment in fixed assets respectively.

Among the more significant capital expenditures during 2005 were further investments in Teva’s new state-of-the-art pharmaceutical facility in Jerusalem, Teva’s expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary and the deployment of modernized information systems, including Teva North America’s new enterprise resource planning system.

During 2005, Teva paid $162 million in dividends on its shares, compared to $121 million in 2004.

Free cash flow (cash flow from operations net of capital investment and dividends paid) amounted to $901 million in 2005, compared to $818 million in 2004. Net of share repurchases, 2005 free cash flow amounted to $521 million, compared to $629 million in 2004.

During 2005, the Company spent $379 million to repurchase 12.7 million of Teva’s shares pursuant to an authorization by Teva’s board of directors to repurchase Teva securities in an amount valued at up to $300 million of Teva’s securities, which was increased to $600 million in December 2004, as well as pursuant to a previous $50 million repurchase authorization. This purchase of securities was in addition to $188 million spent to repurchase 6.9 million of Teva’s shares and $25 million of convertible debentures in 2004.

In addition to Teva’s financing obligations as reflected by short-term debt and long-term loans, its major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

Teva is committed to pay royalties to owners of know-how and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, the royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment. Teva has undertaken to pay royalties to the Government of Israel, at the rates of 2.0% – 3.5% of sales relating to a product or a development resulting from the research funded by the Office of the Chief Scientist. The royalties due to the Government should not exceed the amount of participation, in U.S. dollar terms (in respect of research grants commencing 1999—with the addition of U.S. dollar LIBOR interest). The maximum amount of the contingent liability in respect of royalties to the Government at December 31, 2005 and 2004 was $39.5 million and $36 million, respectively. The Company is also committed to pay royalties to partners in alliances and other arrangements.

Teva has agreed to invest in certain venture capital funds in Israel and to participate in the funding of research and development conducted by other companies. As of December 31, 2005, Teva’s remaining commitment is $23.4 million.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, Teva is required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. As of December 31, 2005, Teva is not aware of any material pending infringement action that may result in the counterparties to these agreements claiming such indemnification.

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

In November 2005, Teva fully drew down its $350 million multicurrency term loan facility, which was established in September 2005 with a syndicate of banks. This loan, which bears a floating interest rate, is divided into a 3-year tranche and a 5-year tranche of $175 million each. The syndicate participants comprise 21 banks based in Israel, Europe, the United States and China, each of which committed to lending between $10 million and $25 million. The funds were used to finance working capital needs of several European subsidiaries of Teva.

In connection with the acquisition of Ivax, approximately 123 million additional Teva ADRs were issued in January 2006. In addition, Teva used $1.7 billion of its existing cash resources, together with a total of $2.8 billion in proceeds from bridging facilities, to pay the cash portion of the purchase price for the acquisition of Ivax. These bridge loans were promptly refinanced through public offerings of debt securities of two Teva finance subsidiaries, who issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036, $500 million principal amount of 5.55% Senior Notes due 2016, $817.5 million principal amount of 1.75% Convertible Senior Debentures due 2026 and $575 million principal amount of 0.25% Convertible Senior Debentures due 2026. Holders of the 0.25% Convertible Senior Debentures due 2026 have the right to cause Teva to repurchase their debentures for 100% of the principal amount, plus accrued interest, in cash on February 1, 2008; holders of the 1.75% Convertible Senior Debentures due 2026 have a similar repurchase right on February 1, 2011. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be paid in cash and, in the case of conversion, only the residual conversion value above the principal will be paid in Teva’s shares.

Therefore, these convertible debentures will become dilutive only if the stock price exceeds the conversion price of approximately $47.16. The $817.5 million of 1.75% Convertible Senior Debentures due 2026 are convertible into approximately 16 million Teva ADRs. In addition, in connection with the Ivax acquisition, Teva guaranteed the $231.1 million principal amount outstanding of Ivax’s 4.5% Convertible Senior Subordinated Notes due 2008, which, as a result of the acquisition, are now convertible into an aggregate of approximately $93.8 million in cash and 3.1 million Teva ADRs.

As of February 28, 2006, Teva’s cash and other liquid assets (including Ivax) amounted to approximately $1 billion.

Research and Development, Patents and Licenses

Teva’s gross research and development spending totaled $383 million, $356 million and $243 million for the years 2005, 2004 and 2003, respectively. Its research and development teams are categorized by the three main R&D groups—generic, innovative and API. See “Item 4. Information on the Company—Research and Development.”

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

Off-Balance Sheet Arrangements

Teva does not have any material off-balance sheet arrangements, as defined in Item 5.E of the instructions to Form 20-F.

Aggregate Contractual Obligations

The following table summarizes Teva’s contractual obligations and commitments as of December 31, 2005:

	Payment due by period*
	Total	Less than 1 year*	1-3 years		3-5 years		More than 5 years
	(U.S. $ in million)
Long-term debt obligations	1,883.7	110.4	955.9	**	798.6	***	18.8
Operating lease obligations	93.7	22.3	31.3		23.5		16.6
Purchase obligations (including purchase orders)	468.2	420.7	47.5		—		—

	2,445.6	553.4	1,034.7		822.1		35.4

*	Table does not include amounts payable pursuant to the merger agreement with Ivax.
**	Includes $244.5 million of 0.375% Convertible Senior Debentures due 2022 with a first redemption date of November 18, 2007 and $450.0 million of 0.50% Convertible Senior Debentures due 2024 with a first redemption date of August 1, 2008.
***	Includes $619.5 million of 0.25% Convertible Senior Debentures due 2024 with a first redemption date of February 1, 2010.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information as to the executive officers and directors of Teva as of February 15, 2006:

Executive Officers

Name	Age	Officer Since	Position
Israel Makov	66	1995	President and Chief Executive Officer

George S. Barrett	50	1999	Group Vice President—North America and President and CEO—Teva North America
Amir Elstein	50	2005	Group Vice President— Specialties Product Management
Chaim Hurvitz (1)	45	1995	Group Vice President International
Dr. Itzhak Krinsky	53	2005	Corporate Vice President—Business Development
Moshe Manor	50	1995	Group Vice President—Global Innovative Resources
Dr. Gerard Van Odijk	48	2006	Group Vice President Europe, and President and CEO Teva Pharmaceuticals Europe B.V.
Eli Shohet	49	1999	Chief Integration Officer (Ivax) and Vice President CEE
Bruria Sofrin	51	2004	Corporate Vice President—Human Resources
Dan S. Suesskind	62	1978	Chief Financial Officer
Dr. Ben-Zion Weiner	61	1986	Chief R&D Officer
Jacob Winter	55	1991	Group Vice President—Global Generic Resources
Aharon Yaari	54	2002	Group Vice President—Global API Division

Yehuda Arad	59	2003	Vice President—Safety and Environment
Dr. Shmuel Ben-Zvi	46	2004	Vice President—Planning, Economics & IT
Doron Blachar	38	2005	Vice President—Finance
Rodney Kasan	64	1999	Vice President and Chief Technology Officer
William S. Marth	51	2005	President & CEO—Teva Pharmaceuticals USA, Inc.
Michael Netz	44	2002	Vice President—Global Products Division
Dr. Shosh Neumann	50	2006	Vice President—Product Portfolio Management
Christopher Pelloni	55	2002	Vice President—Global Generic R&D
Dr. Irit Pinchasi	54	2002	Vice President—Global Innovative R&D
Dr. David Reisman	59	1999	Vice President—Israel Pharmaceutical Operations
Dr. Aharon Schwartz	64	1985	Vice President—Strategic Business Planning and New Ventures
Judith Vardi	47	2006	Vice President—Israel Pharmaceutical Sales

Ron Grupel	55	1993	Internal Auditor
Uzi Karniel	63	1979	General Counsel and Corporate Secretary

Directors

Name	Age	Director Since	Term Ends
Eli Hurvitz—Chairman (l)(2)	73	1968	2008
Dr. Phillip Frost—Vice Chairman	69	2006	2006
Ruth Cheshin (2)	69	1989	2008
Abraham E. Cohen	68	1992	2007
Leslie Dan	76	2001	2007
Prof. Meir Heth	73	1977	2007
Prof. Moshe Many	77	1987	2007
Dr. Leora (Rubin) Meridor (3)	58	2002	2008
Dr. Max Reis	78	2001	2006
Carlo Salvi	69	2004	2006
Prof. Michael Sela	82	1987	2008
Dov Shafir	74	1969	2007
Prof. Gabriela Shalev (3)	64	2003	2006
David Shamir	45	2004	2006
Harold Snyder	83	1996	2008

(1)	Eli Hurvitz is the father of Chaim Hurvitz, Teva’s Group Vice President International.
(2)	Ruth Cheshin and Eli Hurvitz are sister and brother-in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

Executive Officers

Israel Makov has been the President and Chief Executive Officer of Teva since April 2002. Previously he served as Teva’s Chief Operating Officer from January 1, 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 – 1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993 – 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 – 1993 and Chairman of Axiom Ltd. from 1987 – 1991. Mr. Makov has also been a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel Aviv University Ltd. from 2001 until January 2006, and one of the founders and a director of the INNI—Israel National Nanotechnology Initiative since 2003. He received his B.Sc. in Agriculture from the Hebrew University in 1963 and his M.Sc. in Economics from the Hebrew University in 1965.

George S. Barrett has served as Group Vice President—North America and Chief Executive Officer of Teva North America since January 2005. In January 2006, Mr. Barrett joined the newly created Office of the CEO. In this capacity, Mr. Barrett oversees Teva’s Global Market Management, including strategies for positioning Teva in key markets, within evolving national healthcare systems. Mr. Barrett previously was President and Chief Executive Officer of Teva USA from March 1999 to December 2004. Prior to his joining Teva in 1999, Mr. Barrett was President and Chief Executive Officer of Diad Research, a technology start-up based at the Johns Hopkins School of Medicine. Mr. Barrett was President of Barre National, a subsidiary of Alpharma Inc., from 1991 to 1994 and President of Alpharma’s U.S. pharmaceutical group from 1994 to 1997. From 1981 to 1991, Mr. Barrett served in various positions with NMC Laboratories, serving as President from 1988 through its acquisition by Alpharma Inc. Mr. Barrett serves as a Board member and as a past Chairman for the Generic Pharmaceutical Industry Association (GPhA) and is also a Director of The American Foundation for Pharmaceutical Education (APFE) and The University of Maryland School of Pharmacy. Mr. Barrett received his Bachelor’s Degree from Brown University in 1977 and his M.B.A. from New York University in 1988.

Amir Elstein serves as Teva’s Group Vice President—Specialties Product Management since January 2006. In January 2006, Mr. Elstein joined the newly created Office of the CEO and assumed responsibility for overseeing the generics global supply chain. Mr. Elstein served as Teva’s Group Vice President—Biogenerics from January 2005 to January 2006 and as a director of Teva from 1995 to 2004. He was the General Manager of Intel Electronics Ltd., Jerusalem from 1998 to 2004. He received his B.Sc. in Physics and Mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, he received his diploma of Senior Business Management from the Hebrew University.

Chaim Hurvitz has served as Group Vice President International since April 2002. He served as Vice President—Israeli Pharmaceutical Sales from May 1999 until April 2002 and was the President & CEO of Teva Pharmaceuticals Europe, B.V. and Vice President—European Pharmaceutical Sales from 1995 to 1999. From 1993 to 1994, he served as the General Manager of Teva’s European Office in The Netherlands and from 1990 to 1993 as the head of the pharmaceutical and OTC departments of Abic Ltd., a Teva subsidiary. He received his B.A. in Political Science and Economics from Tel Aviv University in 1985.

Dr. Itzhak Krinsky joined Teva as Corporate Vice President for Business Development in May 2005. Prior to joining Teva, Dr. Krinsky was a managing director with The Silverfern Group, Inc. from January 2003 until February 2005 and until joining Teva a managing director with Trenwith Securities, LLC, both investment banking boutiques in New York City. From July 2001 until December 2002, Dr. Krinsky was a managing director of I. Krinsky, Financial & Investment Consulting in New York City and from January 1998 until May 2001 a senior strategist with the Investment Banking Research and Strategy Group of Bankers Trust (the predecessor of Deutsche Bank Securities) and later a managing director in the Acquisition and Corporate Advisory Group of Deutsche Bank Securities in New York City. Dr. Krinsky’s academic career includes a position as Professor of Finance & Business Economics, Michael G. DeGroote School of Business, McMaster University, Canada and as a visiting professor in Institute for International Studies and Training of Japan, Kamiide, Japan, Nankai University, Tianjin The Peoples Republic of China and the Leonard N. Stern School of Business at New York University as well as extensive publications in leading academic journals. Dr. Krinsky is currently a member of the boards of Can-fite Biopharma Ltd. and Advanced Vision Technology (A.V.T.) Ltd. He received his B.A and M.A in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

Moshe Manor has been Group Vice President—Global Innovative Resources since January 2006. Mr. Manor served as Vice President—Global Products Division from 2002 until January 2006. Previously, he served as Vice President of Strategic Product Planning from 2000 to 2002 and as Vice President Israel Pharmaceutical Sales from 1995 to 2000. He served as the General Manager of Teva-labeled products in Israel from 1993 to 1994 and as the Marketing Director of the Israeli Pharmaceutical Division from 1989 to 1993. He received his B.A. in Economics from the Hebrew University in 1982 and his M.B.A. from Tel Aviv University in 1985.

Dr. Gerard WM Van Odijk joined Teva as Group Vice President Europe and President and CEO of Teva Pharmaceutical Europe B.V. in January 2006. Over the last 18 years, he held a variety of senior positions in Europe at Glaxo, GlaxoWellcome and GlaxoSmithKline and served in commercial and General Management positions in France, the United Kingdom and The Netherlands. Prior to joining Teva, Dr. Van Odijk was Senior Vice President and Area Director GlaxoSmithKline Northern Europe. He received his MD from the State University of Utrecht in 1987.

Eli Shohet has been with Teva since 1986. In January 2006, Mr. Shohet joined the newly created Office of the CEO and assumed the role of Chief Integration Officer (Ivax). Mr. Shohet is Vice President of the newly created Central & Eastern Europe Region (CEE), which is a part of the International Cluster. From 1999 until 2006, he served as Vice President of Business Development. He previously served as Chief Economist and assistant to Teva’s CEO from 1989 to 1993, president of Plantex USA from 1993 to 1996 and director of Business Development for Teva’s API division from 1996 to 1999. He received his B.A. in Economics from Bar-Ilan University in 1986.

Bruria Sofrin joined Teva in August 2004 as Corporate Vice President—Human Resources. Ms. Sofrin previously held several senior positions as HR Director from 1984 to 2004 at Hewlett-Packard (HP) in Israel and

Europe, before which she served for three years in the role of Director of Human Resources at National Semiconductor in Israel. Ms. Sofrin received her B.A. in Psychology and studied for her M.A. in Social and Industrial Psychology at Bar Ilan University in Israel.

Dan S. Suesskind has been with Teva since 1976 and has been Chief Financial Officer since 1978. From 1970 until 1976, he was a consultant and securities analyst with International Consultants Ltd. He served as a director of Teva until 2001. Mr. Suesskind was a director of Lanoptics Ltd. until 1998, a director of ESC Medical Systems Ltd. until 1999 and a director of First International Bank until 2003. He is currently a member of the Board of Migdal Insurance Company Ltd., Ness Technologies Inc. and Syneron Medical Ltd., and a member of the Investment Advisory Committee of the Jerusalem Foundation and the Board of Trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. He received his B.A. in Economics and Political Science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969.

Dr. Ben-Zion Weiner has been with Teva since 1975. In January 2006, Dr. Weiner joined the newly created Office of the CEO and assumed the role of Chief R&D Officer. Dr. Weiner served as Group Vice President—Global Products from April 2002 until January 2006. Previously, he served as Vice President—Research & Development from 1986 to 2002. Dr. Weiner serves as a director of XTL Biopharmaceuticals Ltd. In 1975, he received a Ph.D. in Chemistry from the Hebrew University, where he also earned B.Sc. and M.Sc. degrees. He did post-doctorate research at Schering-Plough Corporation in the United States.

Jacob Winter has been with Teva since 1986 and serves as Group Vice President—Global Generic Resources since January 2006. From March 1999 until January 2006, he served as Vice President—Global Pharmaceutical Operations. Previously, he served as Vice President/Manager of the Israeli Pharmaceutical Operations Division from 1991 through 1998. He served as the Manager of Teva’s Jerusalem pharmaceutical plants from 1986 through 1991. He received his B.Sc. in Industrial Engineering and Management from Tel Aviv University in 1976.

Aharon (Arik) Yaari has served as Group Vice President—Global API division since January 2006. Mr. Yaari served as Vice President—Global API Division from 2002 until January 2006. Mr. Yaari joined Teva in 1981 and among his various assignments at Teva he served as Vice President—Marketing and Sales of Teva API Division from 1999 to 2002 and President of Plantex USA from 1996 to 1999. He received (Cum Laude) his B.A. and M.A. in Economics from the Hebrew University in 1981 and 1988, respectively.

Yehuda Arad has served as Teva’s Vice President—Safety and Environment since January 2003. Before joining Teva, Mr. Arad was Senior Vice President of Rotem Amfert Negev Ltd. from January 2001 through December 2002 and Technical Vice President—Dead Sea Bromine Group from January 1995 through December 2001. He received his B.Sc. in Mechanical Engineering from Polytechnic Institute of New York in 1979 and his M.B.A. from Ben Gurion University in 1998.

Dr. Shmuel (Muli) Ben-Zvi has been Teva’s Vice President—Planning, Economics & IT since October 2004. Prior to joining Teva, Dr. Ben-Zvi was the Financial Advisor to the Chief of Staff and the Head of the Israel Ministry of Defense Budget Department from 2000 until 2004, and prior to 2000 held several senior positions in the Ministry of Defense Budget Department. In 1986, Dr. Ben-Zvi received a Ph.D in Economics from Tel Aviv University, where he also received his M.A degree in 1982 and B.A. degree in 1981. Dr. Ben-Zvi did post-doctorate work at Massachusetts Institute of Technology.

Doron Blachar has been Teva’s Vice President—Finance Division since February 2005. Mr. Blachar previously held several senior financial positions in Amdocs Limited from 1998 – 2005, the last as Vice President Finance. He was responsible for the Amdocs financial organization and was involved in Amdocs’ convertible offering, merger and acquisition activities and various other financial operations. Mr. Blachar is a Certified Public Accountant (Isr). He received his B.A. in accounting and economics in 1992 and his M.B.A. in 1996 from Tel Aviv University.

Rodney Kasan has been with Teva since 1980. He has served as Vice President and Chief Technology Officer since 1999. Prior to that he served as Vice President—Global Product Development—Generic Pharmaceuticals. He served as Head of Pharmaceutical Research and Development until 1995 and subsequently as Director of Pharmaceutical Research and Development for the Operations Division. He received his degree in Pharmacy from the College for Advanced Technical Education (now part of Pretoria University), Pretoria, South Africa in 1966.

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

Michael Netz has been with Teva since 1989 and has been Vice President—Global Products Division since January 2006. Prior to that, he served as Vice President—Israel Pharmaceutical Sales from 2002 until January 2006, as General Manager of the Teva-Abic Pharma Israeli Division from 1998 to 2002 and Branded Generic Business Unit Manager in Israel from 1993 to 1998. He received his B.A. in Economics and Business Administration in 1989 and his M.B.A. in Marketing and International Management in 1993 from the Tel Aviv University.

Dr. Shosh Neumann has been with Teva since March 1988. Dr. Neumann has served as Vice President—Product Portfolio Management since January 2006. Previously, she was executive director of Israel Generic Research & Development from July 2000 to January 2006, served in various management positions in Quality Assurance from 1995 to 2000 and as manager in R&D from 1988 to 1995. Dr. Neumann received her Ph.D. in Chemistry from the Hebrew University in 1985, where she also earned her B.Sc. degree in 1978 and M.Sc. degree in 1981.

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

Dr. Irit Pinchasi has been with Teva since 1986, serving in different positions within the Global Innovative R&D Division, and has served as Vice President for the Global Innovative R&D Division since May 2002. Dr. Pinchasi received her Ph.D. in Neurobiochemistry from Tel Aviv University in 1984, where she also earned her B.Sc. degree in 1974 and M.Sc. degree in 1976. She did her post-doctorate research at the Weizmann Institute of Science, Rehovot, Israel.

Dr. David Reisman has been with Teva since 1980. Since 1999, he has served as Vice President—Israel Pharmaceutical Operations. From 1996 to 1999, he served as quality assurance director of the API Division. He received his Ph.D. in Chemistry from Bar Ilan University in 1985.

Dr. Aharon Schwartz has been with Teva since 1975 and has served as Vice President—Strategic Business Planning and New Ventures since April 2002. He previously served as Vice President—Global Products Division since 1999 and Vice President of the Copaxone® Division from 1995 – 1999. From 1993 to 1995, he served as Vice President Business Development/Export Division and served as head of the Pharmaceutical Division from 1989 to 1993. He received his Ph.D. in Chemistry from the Weizmann Institute in 1975.

Judith Vardi has been with Teva since 1985. Ms. Vardi serves as Vice President—Israel Pharmaceutical Sales since January 2006. She served as the General Manager for the Prescription Medicines and Health Fund

Division in Teva Israel from November 2002 to 2005. From 1994 to 2002, Ms. Vardi held various positions within the Global Products Division, and, from 1990 to 1994, she served as the General Manager of Farmaquim Ltd., a subsidiary of Teva in Latin America. She received her B.A. in Statistics and M.B.A. from Tel Aviv University in 1983 and 1987, respectively.

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

Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Eli Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years and has been employed at Teva for over forty years. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of NeuroSurvival Technologies Ltd. (a private company) and a director of Vishay Intertechnology. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He served as Chairman of the Board of Bank Leumi Ltd. (1986 – 1987). He was a director of Koor Industries Ltd. from 1997 through 2004 and a member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University from 2002 through 2005. He received his B.A. in Economics and Business Administration from the Hebrew University in 1957.

Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since the completion of the Ivax acquisition in January 2006 and as Chief Executive Officer of Ivax since 1987. He previously served as Chairman of the Board of Ivax from 1987 until January 2006 and as President of Ivax from 1991 until 1995. Dr. Frost is Chairman of the Board of Directors of Ivax Diagnostics, Inc. (diagnostic reagent kits), a public company that is 72% owned by Ivax. He is a director of Northrop Grumman Corporation (aerospace), Continucare Corporation (healthcare), Cellular Technical Services Company, Inc. (cellular services) and Ladenburg Thalmann Financial Services Inc. (securities brokerage). He is a life member, and former Chairman, of the Board of Trustees of the University of Miami, co-Vice Chairman of the Board of Governors of the American Stock Exchange, and a member of the Board of Trustees of The Scripps Research Institute. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational and cultural projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member in many of the city’s most important boards.

Abraham E. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He is presently a director of Akzo Novel NV., Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc. and Vasomedical, Inc.

Leslie Dan is the Chairman of Novopharm, which he founded and managed until its acquisition by Teva in 2000. Mr. Dan serves on several hospital boards in Canada and is a director of Draxis Pharmaceutical Company and Chairman of Viventia Biotech. He is a pharmacist with over 50 years of business experience in the pharmaceutical industry. Mr. Dan received three honorary doctorates and numerous other awards for his charitable contributions, including the CAN-MAP organization that he founded. He holds an M.B.A. from the University of Toronto.

Prof. Meir Heth has served on Teva’s Board since 1977 and as Chairman of the Board from 1994 to 2002. During his service at Teva, Prof. Heth served as Chairman of the Executive Committee for an extended period. Prof. Heth was designated as the financial expert on Teva’s audit committee, for the purposes of SEC regulations and as financial and accounting expert under Israeli law. Prof. Heth has served as Chairman of the Board of Bank Leumi Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962-1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth is a Professor at the Law School of the College of Management and serves as Chairman of Psagot-Ofek Investment House Ltd. and as a director of Nilit Ltd.

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashqelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of the Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Health Care Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He has served as a director at Elbit Medical Imaging since 1997 and at Israel Laser Industries from 1994 to 1998. He received his M.D. degree from Geneva University in 1952 and his Ph.D. in Surgery from Tufts University in 1969.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. Dr. Meridor was determined by the Board as a financial and accounting expert under Israeli law. Dr. Meridor is a business and financial consultant. She served as the Chairman of the Board of Bezeq International Ltd. and Walla Communications Ltd. from 2001 to 2005. She served as Chairman of the Board of Hapoalim Capital Markets between 2001-2004. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor’s degree in mathematics and physics, a Master’s degree in Mathematics and a Ph.D. in Economics from the Hebrew University, Jerusalem. She serves on several boards of directors (NICE Systems Ltd., Gilat Satellite Networks Ltd., Isrotel Ltd., GEJ Yizum Ltd. and Weizmann Institute of Science) and qualifies as a statutory independent director under Israeli law.

Dr. Max Reis is Chairman of Degem Systems Ltd. and serves on the boards of Oridion Medical Ltd., Yachin Hakal Ltd. and Gaon Holdings. From 1971 until 1986, he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990, he served as President of Technion Israel Institute of Technology. From 1992 until 1999, he was Chairman of the Audit Committee of the board of directors of the Union Bank of Israel. Dr. Reis has a Ph.D. in Chemical Engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School.

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

Prof. Michael Sela is Institute Professor of Immunology at the Weizmann Institute of Science where he was the President from 1975 through 1985 and served as a Deputy Chairman of the Board of Governors of the Weizmann Institute of Science from 1985 through 2004. He received his Ph.D. degree in Biochemistry from the Hebrew University in 1954. He is the recipient of nine honorary doctorate degrees from institutions in the United States, France, Mexico and Israel. He is a member of 15 Academies of Science in various countries, including the U.S. National Academy of Sciences.

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of Teva’s board of directors from 1992 until 2002 and presently serves as a director of Ofer Technologies Ltd. and “Am-Shav”- Initiative and Technological Applications Ltd.

Prof. Gabriela Shalev has been a member of the Faculty of Law of the Hebrew University since 1964, where from 1986 she held the position of Professor of Contract Law. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was a member of the Board of Directors and chairperson of the audit committee of Bank Hapoalim Ltd., Israel’s largest commercial bank, from 1990 until 1996. From 1995 until 2005, she was a member of the Board of Directors and chairperson of the audit committee of the Israel Electric Company. Currently she is also a director of Koor Industries Ltd. and Osem Investments Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as a statutory independent director under Israeli law and was determined by the Board to have professional competence under Israeli law.

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

Compensation

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers as a group during 2005 was $14,543,029. This amount includes fees of $772,000 for non-employee directors and amounts set aside or accrued to provide pension, retirement or similar benefits of $171,000. This amount does not include $134,312,978 from the exercise of previously granted stock options. In addition, directors are reimbursed for expenses incurred as part of their service as directors. None of the non-employee directors have agreements with Teva that provide for benefits upon termination of service.

Teva has adopted a number of stock option or stock incentive programs covering either ordinary shares or ADRs. Following the approval of Teva’s 2005 Omnibus Long-Term Share Incentive Plan by Teva’s shareholders in July 2005, the compensation committee authorized, in December 2005, the granting of options to purchase an aggregate of 1,014,799 ordinary shares or ADRs to Teva’s executive officers, at an average exercise price of $42.64 per share or ADR and an average expiration date in 2012, as well as 260,067 restricted share unit awards.

As of December 31, 2005, options for an aggregate of 30,741,776 shares, with an average exercise price of $21.27 per share, are outstanding under Teva’s stock option and incentive programs, with options for an aggregate of approximately 45.4 million shares available for future grant. For further information regarding outstanding Teva options, see Note 9 to the Notes to Consolidated Financial Statements.

Board Practices

Teva’s board of directors is comprised of 15 persons, of whom ten have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “—Statutory Independent Directors” below. The terms of the directors are set forth in the table above.

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

Board Meetings. Meetings of the board of directors are generally held every 4-6 weeks throughout the year, with additional special meetings scheduled when required. The Board held seventeen meetings in 2005.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) one time during 2005. They will continue to meet in executive session on a regular basis.

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

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Expertise

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint two statutory independent directors, who must also serve on the audit committee. All other Board committees must include at least one such statutory independent director. Such statutory independent directors are appointed at the general meetings by the holders of a majority of Teva’s ordinary shares and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for one additional three-year term. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to statutory independent directors. Prof. Gabriela Shalev and Dr. Leora Meridor currently serve in this capacity.

Israeli law further requires that at least one statutory independent director have financial and accounting expertise, and that the other statutory independent director have professional competence, as determined by the company’s board of directors. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business.

Dr. Leora Meridor was determined by the board of directors to be a financial and accounting expert under Israeli law, and Prof. Gabriela Shalev was determined by the Board to have professional competence.

The board of directors has also adopted a policy to require at least two directors who are financial and accounting experts under Israeli law, in addition to the statutory independent director. Accordingly, Prof. Meir Heth and Eli Hurvitz were determined by the board of directors to be financial and accounting experts.

Committees of the Board

Teva’s Articles of Association provide that the board of directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee must include at least one independent director. The Board has appointed audit, compensation, nominating, finance, science and technology and community affairs committees.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include both statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving transactions with affiliates, as described below under “Item 10—Additional Information—Memorandum and Articles of Association—Directors’ Powers.”

In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, Teva’s audit committee is directly responsible for the appointment, compensation and oversight of Teva’s independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring Teva’s financial statements, the effectiveness of its internal controls and its compliance with legal and regulatory requirements. Teva’s audit committee charter sets forth the scope of the committee’s responsibilities, including: its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

The current members of Teva’s audit committee are Dov Shafir (Chairman), Prof. Gabriela Shalev, Dr. Leora Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2005, the audit committee held nine meetings.

The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A: Audit Committee Financial Expert” below.

Compensation Committee

The compensation committee is responsible for determining, or recommending for determination, the compensation of Teva’s executive and other officers (including certain responsibilities in connection with the granting of stock options and other equity awards to Teva’s officers, directors and employees under its Omnibus Long-Term Share Incentive Plan of 2005) and making proposals to the Board with respect to the terms of employment of such individuals. The current members of Teva’s compensation committee are Prof. Meir Heth (Chairman), Harold Snyder, Dov Shafir, Abraham Cohen and Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2005, the compensation committee held 17 meetings.

Nominating Committee

The role of the nominating committee is to recommend, to the Company’s board of directors, the slate of director nominees for election to the board of directors and to identify and recommend candidates, subject to the approval of the board of directors, to fill vacancies occurring between annual shareholder meetings. Before recommending an incumbent, replacement or additional director, the committee reviews his or her qualifications, including capability, availability to serve, conflicts of interest and other relevant factors. Members of the nominating committee are Prof. Meir Heth (Chairman), Prof. Moshe Many, Dov Shafir, Abraham E. Cohen and Dr. Leora Meridor or, in her absence, Prof. Gabriela Shalev. The committee held three meetings in 2005.

Finance Committee

The finance committee is responsible for overseeing Teva’s financial strategies and policies, risk management and financial controls and reporting, as well as a variety of other financial-related matters. The current members of the committee are Eli Hurvitz (Chairman), Dr. Leora Meridor, Prof. Gabriela Shalev, Carlo Salvi and Prof. Meir Heth. The committee held four meetings in 2005.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions, the review of new technologies and major projects, and the review of Teva’s relationship with the scientific community. The current members of the committee are Prof. Moshe Many (Chairman), Eli Hurvitz, Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, Prof. Michael Sela, Dr. Max Reis, Dov Shafir, Abraham E. Cohen and Harold Snyder. The committee held one meeting in 2005.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva’s involvement in the community, public policy issues affecting Teva and the Company’s relationships with medical, educational and cultural institutions, including charitable donations. The current members of the committee are Eli Hurvitz (Chairman), Ruth Cheshin, Prof. Gabriela Shalev, Prof. Meir Heth, Dov Shafir, Leslie Dan and Prof. Michael Sela. The committee held two meetings in 2005.

Employees

As of December 31, 2005, Teva employed approximately 14,700 full-time-equivalent employees. Teva considers its labor relations with its employees around the world to be good.

	December 31,
Geographic Area	2005	2004	2003
Israel	4,314	3,842	3,430
Europe	4,908	4,833	4,129
North America (including Mexico)	4,917	4,697	2,940
Other countries	559	441	461

Total	14,698	13,813	10,960

Grouped by function, approximately 55% of Teva’s employees work in pharmaceutical production, 19% in sales and marketing, 12% in research and development and 14% in the general and administrative function. In addition to the above numbers, as of December 31, 2005, Ivax employed approximately 11,300 employees worldwide.

Share Ownership

As of February 15, 2006, all the directors and executive officers as a group beneficially held 54,266,883 ordinary shares (representing approximately 7% of Teva’s outstanding shares as of such date). This figure includes 10,036,818 shares beneficially owned by Eli Hurvitz, representing approximately 1.3% of Teva’s outstanding shares, and 10,631,421 shares beneficially owned by Harold Snyder, representing approximately 1.3% of Teva’s outstanding shares. Such persons are the only directors or officers who hold 1% or more of Teva’s outstanding shares as of December 31, 2005. In addition, as a result of the Ivax acquisition, Dr. Phillip Frost beneficially owned, as of February 15, 2006, 20,767,229 shares, representing approximately 2.7% of Teva’s outstanding shares as of such date.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

According to a Schedule 13G filed on February 14, 2006, Axa Financial Inc. beneficially owns 51,601,750 ADRs of Teva, which as of such date represented approximately 6.6% of Teva’s outstanding shares. To the best knowledge of Teva, as of February 15, 2006, no other shareholder beneficially owns 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

In connection with the Novopharm acquisition in 2000, Teva entered into a registration rights agreement with Dan Family Holdings Ltd. (now Clairmark Investments Ltd.), an affiliate of Mr. Leslie Dan, a director of Teva. Under the agreement, Clairmark and certain affiliates of Mr. Dan and his children have the right to request that Teva file a registration statement under the Securities Act (on up to an aggregate of three occasions) covering the sale of certain Teva ordinary shares or ADRs beneficially owned by such persons. In addition, under the agreement, if Teva proposes to register any of its ordinary shares or ADRs, whether or not for sale for its own account, Clairmark and such affiliates of Mr. Dan and his children may require Teva to include all or a portion of such shares or ADRs in the registration and any related underwriting. As a result of various transactions during 2003, 2004 and 2005, Teva believes that the registration rights now apply to up to approximately 11.475 million ordinary shares beneficially owned by such persons. In general, all fees and expenses of such registration (other than underwriting discounts and selling commissions) will be paid by Teva.

In connection with the Sicor acquisition, Teva filed a registration statement covering the resales of Teva ADRs received by Carlo Salvi, a director of Teva and the former vice chairman and a major shareholder of Sicor, who may be deemed an affiliate of Sicor under Rule 145 under the Securities Act. Similarly, in connection with the Ivax acquisition, Teva filed a registration statement covering the resales of Teva ADRs received by Dr. Philip Frost, vice chairman of Teva and the former Chairman of the Board and Chief Executive Officer of Ivax, who may be deemed an affiliate of Ivax under Rule 145 under the Securities Act.

In September 2003, Teva purchased units issued by Viventia Biotech Inc., a publicly traded Canadian biotech company, for CDN $2.8 million. Leslie Dan, a director of Teva, is a major shareholder and chairman of the board of Viventia. In December 2005, Viventia completed a going-private transaction that resulted in Viventia becoming wholly owned by Mr. Dan and members of his family. As part of the going-private transaction, Teva’s units in Viventia were purchased for an aggregate of approximately CND $4.2 million in cash.

In July 2005, Teva’s board of directors approved a License Agreement with Yeda Research & Development Company Ltd. and a related Agreement with Immodar Ltd., a Jerusalem-based start-up company that owned certain rights to Copaxone® in respect of Graft-vs-Host disease. Prof. Michael Sela, a director of Teva, is a shareholder in Immodar. Under the agreements, Teva received an exclusive worldwide license to commercialize Copaxone® for the Graft-vs-Host indication and Teva has undertaken to pay certain royalties, milestone payments and sublicense fees to Yeda and Immodar in respect thereof.

In September 2005, Teva’s board of directors approved a Memorandum of Agreement and Share Purchase Agreement with Neurosurvival Technologies Ltd. (“NST”), a pharmaceutical development company. Under the agreements, Teva agreed to invest $2 million in NST in exchange for NST ordinary shares and to fund the co-development by Teva and NST of certain products for up to $9 million in consideration for certain rights granted to Teva by NST. Eli Hurvitz, Teva’s Chairman of the Board, serves as the Chairman of the NST board and holds certain equity interests in NST.

In December 2005, Novopharm settled rent arrangements with respect to its facility in Stouffville, Ontario, Canada, which it leases from a corporation in which Mr. Dan has an interest. The annual rent payable by Novopharm for the period from October 1, 2005 to September 30, 2008 is approximately CND $600,000, which amount was determined by Novopharm to not exceed the fair market rent payable for the facility following advice from an independent appraiser. Rent is for the final five year period of the lease commencing October 1, 2008 is to be based upon the fair market rent as at that time, subject to a minimum of CND $7.00 per square foot.

As of December 31, 2005, there were approximately 1,499 record holders of ADRs, whose holdings represented approximately 78% of the total outstanding ordinary shares, substantially all of which record holders were in the United States.

ITEM 8: FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

8.A.1 See Item 18.

8.A.2 See Item 18.

8.A.3 See Report of Independent Registered Public Accounting Firm, page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal Proceedings

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingent Liabilities” included in Note 8 to Teva’s consolidated financial statements included in this report. In addition, during 2005, Teva settled various litigations, as described under “Item 4—Information on the Company—Pharmaceutical Products—Generic Products—Recent Litigation Settlements.”

8.A.8 Dividend Policy See “Item 3, Key Information—Dividends.”

8.B Significant Changes See Note 2 to Teva’s consolidated financial statements included in this report regarding the Ivax acquisition and Notes 6 and 7 to such financial statements regarding the issuance of senior notes and convertible senior debentures.

ITEM 9: THE OFFER AND LISTING

ADRs

In each of February 2000, December 2002 and June 2004, Teva effected a 2-for-1 stock split. Each holder of an ordinary share, or an ADR, as the case may be, was issued another share. All figures in this annual report have been adjusted to reflect the stock splits.

Teva’s ADRs have been traded in the United States since 1982 and were admitted to trading on the Nasdaq National Market in October 1987. The ADRs are quoted under the symbol “TEVA.” The Bank of New York serves as Depositary for the ADRs. In November 2002, Teva was added to the NASDAQ 100 Index. Each ADR represents one ordinary share.

The following table sets forth information regarding the high and low prices of the ADR on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
March 2006 (until March 15)	43.75	40.10
February 2006	43.83	39.65
January 2006	44.71	40.21
December 2005	45.91	40.84
November 2005	42.50	37.93
October 2005	39.30	33.50
September 2005	34.26	32.49

Last eight quarters:
Q4 2005	45.91	33.50
Q3 2005	34.26	29.50
Q2 2005	34.25	30.00
Q1 2005	32.17	26.78
Q4 2004	30.18	22.82
Q3 2004	34.13	23.97
Q2 2004	34.66	30.10
Q1 2004	33.68	28.50

Last five years:
2005	45.91	26.78
2004	34.66	22.82
2003	31.17	17.25
2002	20.08	12.92
2001	18.58	12.12

On March 15, 2006, the last reported sale price for the ADRs on Nasdaq was $41.59. The American Stock Exchange, the Chicago Options Exchange and the Pacific Stock Exchange quote options on Teva’s ADRs under the symbol “TEVA.”

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

Period	High	Low
Last six months:
March 2006 (through March 15)	43.41	40.69
February 2006	43.44	39.87
January 2006	44.67	41.08
December 2005	44.88	40.82
November 2005	42.19	37.83
October 2005	38.44	33.44
September 2005	34.16	32.60

Last eight quarters:
Q4 2005	44.88	33.44
Q3 2005	34.16	29.39
Q2 2005	34.08	29.90
Q1 2005	31.49	26.61
Q4 2004	29.85	23.56
Q3 2004	34.00	25.65
Q2 2004	34.86	30.74
Q1 2004	33.88	28.72

Last five years:
2005	44.88	26.61
2004	34.86	23.56
2003	30.90	17.32
2002	19.95	13.09
2001	18.27	12.77

On March 15, 2006, the last reported sale price of the ordinary shares on the Tel Aviv Stock Exchange was $41.36.

ITEM 10: ADDITIONAL INFORMATION

Memorandum and Articles of Association

Register

Teva’s registration number at the Israeli registrar of companies is 52-001395-4.

Directors’ Powers

The Israeli Companies Law, 1999 (the “Companies Law”) requires approval by both the audit committee and the board of directors of, among other things, the following actions or transactions, all subject to the requirement that such transactions are not adverse to the interests of the company:

•	proposed transactions between a company and its “office holders”, and proposed transactions between a company and a third party in which an office holder (as such term is defined in the Companies Law) has a “personal interest” (as such term is defined in the Companies Law), that are outside the ordinary course of the company’s business, that are not in accordance with market conditions or that may materially influence the earnings, assets or liabilities of the company;

•	material actions that may otherwise be deemed to constitute a breach of fiduciary duty of any office holder of the company, that are done in good faith; and

•	the grant of indemnification, insurance and exemptions to office holders who are not directors, or the undertaking to indemnify an office holder who is not a director.

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

A director with an interest in any of the above transactions may not be present and may not vote at the board of directors and audit committee’s meetings at which such transaction is approved (except under certain circumstances detailed in Section 278(b) of the Companies Law). In cases where the approval of the audit committee is required, the audit committee may only approve such transactions if two statutory independent directors are members of the committee and at least one of them is present at the meeting at which the transaction is approved.

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

The board of directors of Teva has adopted a policy that at least two directors of the Company, in addition to the one statutory independent director required under Israeli law, shall have financial and accounting expertise as determined by the Board, under Israeli law.

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

Teva’s board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year out of profits available for dividends after statutory appropriation to capital reserves. Declaration of a final dividend (not exceeding the amount proposed by the Board) requires shareholder approval through the adoption of an ordinary resolution. Dividends are declared in NIS. All ordinary shares represented by the ADRs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights.

Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends and the appointment of auditors) requires the affirmative vote of a majority of the shares voting in person or by proxy. Certain resolutions (for example, resolutions amending the Articles of Association) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the Articles of Association require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the board of directors, approved by three-quarters of those directors voting, at a meeting of the board of directors which shall have taken place prior to that general meeting.

Meetings of Shareholders

Under the Companies Law and Teva’s Articles of Association, Teva is required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, Teva is required to hold a special meeting:

•	at the direction of the board of directors;

•	if so requested by two directors or one-fourth of the serving directors; or

•	upon the request of one or more shareholders who have at least 5% of the voting rights.

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

A notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders’ register at least 30 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than 28, before the date of the meeting, provided that notice of the general meeting was published prior to the record date.

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

Change of Control

Subject to certain exceptions, the Companies Law provides that a merger requires approval both by the board of directors and by the shareholders of each of the merging companies. In approving a merger, the board of directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may also seek a court order to enjoin or delay the merger if there is an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger.

Under the Companies Law, an acquisition of shares in a public company must be made by means of a purchase offer to all stockholders if, as a result of the acquisition, the purchaser would become a 25% stockholder of the company. This rule does not apply if there is already another 25% stockholder of the company, nor does it apply to a purchase of shares by way of a “private offering” in certain circumstances provided under the Companies Law.

Foreign Exchange Regulations

Nonresidents of Israel who purchase ADRs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding. See “Israel Taxation—Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below.

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences to U.S. Holders of ADRs who hold such securities as capital assets. For purposes of this summary, a “U.S. Holder” means a beneficial owner of an ADR that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal tax purposes holds ADRs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding ADRs through such entities should consult their tax advisors.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service, and the Convention Between the Government of the United Sates of America and the Government of Israel with Respect to Taxes on Income (the “Treaty”), all as of the date of this annual report and all of which are subject to change (including changes in interpretation), possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

This summary does not purport to be a complete analysis of all potential tax consequences of owning ADRs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of Teva’s voting securities, investors that hold ordinary shares or ADRs as part of a straddle or hedging or conversion transaction, traders in securities that elect to mark to market, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. Investors are advised to consult their tax advisors with respect to the tax consequences of the ownership of ADRs, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on U.S. taxation.

U.S. Holders of ADRs will be treated as owners of the ordinary shares underlying their ADRs. Accordingly, deposits and withdrawals of ordinary shares in exchange for ADRs will not be taxable events for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADRs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the availability of foreign tax credits and the reduced tax rate for dividends received by certain non-corporate U.S. Holders, described below, could be affected by actions taken by parties to whom the ADRs are released.

Taxation of Distributions

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income from sources outside the United States to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders with respect to taxable years beginning on or before December 31, 2008 are generally subject to tax at a maximum rate of 15%. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid in Israeli NIS will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADRs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss, which will be treated as income from sources within the United States, if he or she does not convert the amount of such dividend into U.S. dollars on the date of receipt. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution.

Subject to applicable limitations that may vary depending on a U.S. Holder’s circumstances, Israeli taxes withheld from dividends on Teva ADRs at the rate provided by the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex, and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such otherwise creditable Israeli taxes in computing taxable income, subject to generally applicable limitations.

Taxation of the Disposition of ADRs

Upon the sale or exchange of ADRs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S.

Holder’s tax basis determined in U.S. dollars in the ADRs. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. In general, the capital gain of a non-corporate U.S. Holder is subject to tax at ordinary rates for ADRs held for one year or less and at the long-term capital gains rate (currently 15%) for ADRs held for more than one year. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The surrender of ADRs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

U.S. Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ADR unless the U.S. Holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. Holder may also be subject to backup withholding with respect to dividends or proceeds from the sale or disposition of an ADR unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Holders should review the summary below under “Israeli Taxation” for a discussion of the Israeli taxes which may be applicable to them.

Israeli Taxation

Corporate Tax Rate

The regular corporate tax rate in Israel was 34% in 2005. This rate is currently scheduled to decrease as follows: in 2006-31%, 2007-29%, 2008-27%, 2009-26% and 2010 and onward-25%. However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2003, 2004 and 2005 were 20.8%, 21.7% and 18% respectively, since a major portion of Teva’s income is derived from Approved Enterprises (as discussed below) and from operations outside of Israel, where Teva has enjoyed lower tax rates.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at the rate of 12.5% per annum and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as Industrial Companies can claim special rates of depreciation of up to 40% on a straight line basis for industrial equipment. In addition, new regulations generally allow industrial equipment purchased during the period from July 1, 2005 until September 30, 2006 to be depreciated over a period of two tax years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. Teva cannot assure you that Teva or any of its Israeli subsidiaries that presently qualify as Industrial Companies will continue to qualify as such in the future, or that the benefits will be granted in the future.

Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

Industrial projects of Teva and certain of its Israeli subsidiaries are eligible to be granted “Approved Enterprise” status under the Investment Law.

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria. In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved Enterprise relate only to taxable profits attributable to the specific program of investment to which the status was granted. In the event that Teva and its subsidiaries that have been granted Approved Enterprise status are operating under more than one approval, or in the event that their capital investments are only partly approved (which we refer to as a mixed enterprise), their effective corporate tax rate will be the result of a weighted combination of the various rates applicable.

Most of Teva’s projects in Israel were granted Approved Enterprise status. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the usual rate which was 34% in 2005, gradually scheduled to be reduced to 25% in 2010).

Teva is a foreign investors company, or FIC, as defined by the Investment Law, and is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Due to the fact that its current level of foreign ownership is more than 49%, its Approved Enterprise income is taxable at a tax rate not exceeding 20% for a 10 year period. Teva cannot assure you that it will continue to qualify as a FIC in the future, or that the benefits described herein, will be granted in the future.

Dividends paid by a company owning an Approved Enterprise, the source of which dividends is income derived from the Approved Enterprise, accrued during the benefits period, are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends are paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

In April 2005, a major amendment to the Investment Law came into effect, which is intended to provide expanded tax benefits to local and foreign investors and to simplify the bureaucratic process relating to the approval of investments that qualify under the Investment Law. Under the amendment, certain minimum qualifying investment requirements, time restrictions in which the investment is made and other conditions were established for new approved enterprises or expansions. Moreover, with a view to simplifying the bureaucratic process, the amendment provides that in the event that an investment project meets all of the eligibility criteria under one of the Alternative Tracks (Standard Alternative Track, Ireland Track or Strategic Investment Track), as discussed further below, a project will automatically qualify for Approved Enterprise taxation benefits under the Investment Law with no need for prior approval from the Investment Center.

The amendment generally does not apply retroactively to investment programs having an Approved Enterprise approval certificate from the Investment Center issued prior to December 31, 2004 (even when investments under these programs are made after January 1, 2005). The amendment will only apply to a new Approved Enterprise and to an Approved Enterprise expansion for which the first year of benefits is 2004 or any year thereafter.

The Amendment provides two additional tracks—“The Ireland Track” and “The Strategic Investment Track”—in addition to those previously available. The “Ireland Track” generally enables companies that have an Approved Enterprise at a certain location in the country to distribute dividends while maintaining a low company and dividend tax burden. Upon election, the Ireland Track generally provides that during the 10-year benefit period the Approved Enterprise income will be subject to a corporate tax rate of 11.5% and a tax rate of 4% on dividends distributed from such income to foreign investors. Effectively, in the case of foreign shareholders, the aggregate corporate tax and withholding tax burden will be 15%. With respect to Israeli shareholders, the regular 15% rate still applies to dividend distributions, and therefore there would be an aggregate corporate tax and dividend liability of 24.78%.

The “Strategic Investment Track” applies to companies that have an Approved Enterprise in a certain location in the country, which enterprise has (i) investments of at least NIS 600 million or NIS 900 million (approximately $128 or $191 million) depending on the location in the country; and (ii) annual revenues (measured for the company’s consolidated group) for the tax year prior to the year the new investment begins (or the annual average for the three years prior to the year of investment) of at least NIS 13 billion or NIS 20 billion (approximately $2.77 billion or $4.25 billion). Income accrued under this track during the benefits period will be exempt from a corporate tax liability. In addition, dividends distributed from such income will also be exempt from Israeli tax. The Israeli government, in certain cases, may reduce these minimum requirements if it determines that the investments will result in material contributions to the Israeli economy.

Unless extended, benefits under the Investment Law are granted to enterprises seeking such status for the period until December 31, 2007.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence. In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), may be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation. An Israeli company that is subject to Israeli taxes on such deemed dividend income of its non-Israeli subsidiaries may generally receive a credit for non-Israeli income taxes paid by the subsidiary in its country of residence or are to be withheld from the actual dividend distributions.

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are generally subject to a 20% tax to be withheld at source (generally 15% in the case of dividends distributed from taxable income attributable to an Approved Enterprise), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADRs who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel. The rate of tax withheld on Teva’s dividends for the fourth quarter of 2005 was 16%.

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

Gains on the sale of ordinary shares traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and NASDAQ) by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

In addition, the U.S.-Israeli Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, including Teva, and who did not hold an interest of 10% or more in the company at any time during the 12 months prior to a sale of their shares from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Documents On Display

Teva files annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Teva takes various measures to compensate for the effects of both fluctuations in exchange rates and interest rates. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of Teva’s principal operating currencies, the U.S. dollar, the NIS, the Euro, the Canadian dollar (CAD), the British pound (GBP) and the Hungarian Forint (HUF). The costs and benefits of such measures are not allocated to specific income statement line items, but are concentrated to a large extent under the caption “financial expenses—net”.

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

Teva’s derivative transactions during 2005 were executed through Israeli banks and foreign banks, including Hungarian banks. In the opinion of Teva’s management, the credit risk of these banks is de minimis.

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

In certain cases, Teva protects itself against exposure from a specific transaction—for example, the acquisition of a company or a large investment in assets—which is done in a currency other than the functional currency. To a large extent, in addition to forwards, Teva uses the “cylinder strategy” (purchasing calls/puts on the U.S. dollar, usually together with writing put options/call on the U.S. dollar at a lower exchange rate). In order to reduce costs Teva uses also “knock-in” strategies together with writing put options. Teva usually limits the hedging transactions to three-month terms.

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

The table below details the balance sheet exposure, by currency and geography, as at December 31, 2005 (at fair value). All data in the table has been converted for convenience into U.S. dollar equivalents.

	U.S. Dollar	Euro	English Pound	Canadian Dollar	New Israeli Shekel	Other	Total
	(U.S. dollars in millions)
Israel	—	86	8	(8)	(6)	(3)	111
European Union	32	—	—	—	—	—	32
Canada	(36)	—	—	—	—	—	36
Hungary	405	87	31	1	—	(1)	525
England	—	8	—	—	—	—	8

Total exposure	473	181	39	9	6	4	712

Explanatory note: Total exposure is the summation of the absolute value figures.

Net exposure:

	EUR/USD	GBP/USD	CAD/USD	NIS/USD
	(U.S. dollars in millions)
Net exposure	54	8	(28)	(6)

The set-off does not include exposure against the HUF.

The table below details (in millions) the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as at December 31, 2005 and is presented in U.S. dollar equivalent terms.

Currency	Cross Currency	Hedging Value		Fair Value		2005 Weighted Average Settlement Prices/Strike Prices
		2005	2004	2005	2004
		(U.S. dollars in millions)
Forward:
Euro	HUF	79	79	1.5	4	261.8
GBP	HUF	36	52	0.5	5	372.0
USD	HUF	335	135	-14	33	205.9
Canadian Dollar	HUF	0	1	0	0	0
GBP	USD	10	11	0	-0.5	1.72
Euro	USD	13	5	0	4	1.19
Canadian Dollar	USD	15	25	-0.5	0.5	1.19
New Israeli Shekel	USD	6	0	0	0	4.58
Options:
New Israeli Shekel	USD	16	20	0	0.5	4.60
Canadian Dollar	USD	20	47	0	0.5	1.17
Euro	USD	51	126	0.5	0.5	1.18
GBP	USD	22	15	0.5	0	1.75
USD	HUF	69	36	1	4	205.9
Euro	HUF	8	7	0.5	0.5	260.7
GBP	HUF	5	2	0	0	372.0

Total		685	561	-10	52

Explanatory notes:

1.	An option’s value reflects its fair value disregarding the notional amount represented by such an option.
2.	In addition to the above, Teva protects some of its operational exposure for the next 12 months.

Interest Rate Risk Management

In anticipation of the Ivax acquisition, Teva entered into forward interest rate swap transactions to fix the interest rates for 10 and 30 years on $500 million and $250 million, respectively. The swap transactions were terminated in January 2006.

In November 2005, Teva fully drew down its $350 million multicurrency term loan facility, which was established in September 2005 with a syndicate of banks. This loan, which bears a floating interest rate, is divided into a 3-year tranche and a 5-year tranche of $175 million each. The syndicate participants comprise 21 banks based in Israel, Europe, the United States and China, each of which committed to lending between $10 million and $25 million. The funds were used to finance working capital needs of several European subsidiaries of Teva.

In connection with the Sicor acquisition in January 2004, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024.

During August 2004, Teva called the $360 million of 0.75% Senior Convertible Debentures for redemption, following which practically all such debentures were converted into Teva shares. As of December 31, 2005, the outstanding debt balances (the original amount net of debentures converted into shares) included $245 million out of the $450 million of 0.375% Senior Convertible Debentures, as well as the above-mentioned two series of convertible debentures issued in 2004.

In addition to the debentures, Teva’s fixed interest-bearing debt also included $110 million of senior notes privately issued in 1998 to U.S. institutional investors in three series: $20 million due 2005 (which was repaid in 2005), $75 million due 2008 and $15 million due 2018. The blended fixed interest rate of the senior notes is approximately 6.9% per annum.

During 2002, Teva entered into a number of swap agreements with respect to the above-mentioned series of $75 million principal amount of senior notes due 2008. As a result of these agreements, Teva is currently paying an effective interest rate of LIBOR plus 0.9% on $30 million of these notes and a fixed rate of 4.5% on the remaining $45 million of these notes, as compared to the original blended 6.9% fixed rate.

The remaining debt consists of bank loans at floating interest rates. In currencies other than NIS, these borrowings are usually linked to the relevant LIBOR plus a spread of 0.2% – 0.7%. Part of Teva’s Canadian subsidiary debt is at floating rate based on the Canadian bankers acceptance rate of +0.65%.

Teva’s cash is invested in the United States, Europe and Israel, primarily in short-term investments. In anticipation of the cash needs required for the Ivax acquisition, the average maturity of the portfolio, as of December 31, 2005, was shortened to May 2006, with average credit quality of AA+ and a minimum credit quality of BBB.

Teva’s liabilities, the average interest they bear and their repayment schedule by currencies as at December 31, 2005 are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total Amount	Interest Rate	2006	2007	2008	2009	2010	2011 & thereafter
			(U.S. dollars in millions)
Fixed interest—Debentures:
U.S. Dollar	1,403.9	0.3% - 7.2%		244.5	525.0		619.4	15.0
Floating Rates:
U.S. Dollar	44.7	4.9%	36.5	1.6	2.2	0.6		3.8
Euro	424.5	3.0%	139.4	2.2	179.9	1.6	101.4
English Pound	99.1	5.2%	23.0	0.5	0.1	0.2	75.3
Canadian Dollar	174.9	3.9%	174.9
NIS	1.7	4.8%	1.7

Total:	2,148.8	—	375.5	248.8	707.2	2.4	796.1	18.8

PART II

ITEM 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Teva’s chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Report of Teva Management on Internal Control Over Financial Reporting. Teva’s board of directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Teva’s internal control system was designed to provide reasonable assurance to Teva’s management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2005, Teva’s internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of Teva’s internal control over financial reporting as of December 31, 2005 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under Item 18 on page F-2.

(c) Attestation Report of the Registered Public Accounting Firm. See report of PwC included under Item 18 on page F-2.

(d) Changes in Internal Controls over Financial Reporting. There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2005	2004
	(U.S. $ in thousands)
Audit Fees	6,716	3,816
Audit-Related Fees	982	808
Tax Fees	4,799	5,133
All Other Fees	3	25

Total	12,500	9,782

The audit fees for the year ended December 31, 2005 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2005, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC. The audit fees for the year ended December 31, 2004 were for professional services rendered for the audit of Teva’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2005 and 2004, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2005 and 2004, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2005 and 2004 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As further described below, during 2005, Teva spent $379 million to repurchase 12.7 million of its shares. This purchase had the result of decreasing total outstanding shares on a fully diluted basis at December 31, 2005 by 10.4 million shares.

Set forth below is a summary of the shares and convertible debentures repurchased by Teva during 2005 and the approximate dollar value of securities that may yet be purchased under its repurchase plan:

Teva Shares/ADRs

	Total number of shares purchased(1)	Average price paid per share (U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate U.S. dollar value of securities that may yet be purchased under the plans or programs(2) (in millions)
January 2005	2,896,500	28.17	9,460,947	313
February 2005	2,742,070	28.56	12,203,017	235
March 2005	2,964,590	30.29	15,167,607	145
April 2005	3,479,077	31.86	18,646,684	34.5
May 2005	452,500	31.06	19,099,184	20.5
June 2005	126,850	32.25	19,226,034	16

Total	12,661,587	29.91	19,226,034

(1)	No securities were repurchased by Teva in 2005 except in the months listed.
(2)	Amount available for repurchase under Teva’s repurchase plan pursuant to authorization by Teva’s board of directors in September 2004 to repurchase Teva securities in an amount valued at up to $300 million, which amount was increased to $600 million in December 2004. Amounts available for repurchase may be used to purchase ADRs or convertible debentures.

PART III

ITEM 18: FINANCIAL STATEMENTS

Page
Teva Pharmaceutical Industries Limited

(a) Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income for the Years Ended December 31, 2003, 2004 and 2005	F-4
Consolidated Balance Sheets at December 31, 2004 and 2005	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2003, 2004 and 2005	F-6
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2003, 2004 and 2005	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005	F-8 - F-10
Notes to Consolidated Financial Statements	F-11 - F-52

(b) Financial Statement Schedule:
Report of Independent Registered Public Accounting Firm	S-1
Schedule II—Valuation and Qualifying Accounts	S-2

ITEM 19: EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Restated Articles of Association (1)(3)

1.3	Amended Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated October 18, 2005, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of ADRs (5)

2.2	Form of American Depositary Receipt (5)

2.3	Indenture, dated as of November 18, 2002, by and among Teva Pharmaceutical Finance B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (3)

2.4	Form of Global Debentures (included in Exhibit 2.3)

2.5	Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.6	First Supplemental Senior Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (7)

2.7	Form of Global Debentures (included in Exhibit 2.6)

2.8	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.9	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.10	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.11	Form of Global Debentures (included in Exhibits 2.9 and 2.10)

2.12	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.13	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.14	Form of Global Debentures (included in Exhibit 2.13)

2.15	Indenture, dated as of May 4, 2001, by and between Ivax Corporation and U.S. Bank Trust National Association, as Trustee (9)

2.16	First Supplemental Indenture, dated as of January 26, 2006, by and among Ivax Corporation, Teva Pharmaceutcal Industries Limited and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as Trustee

2.17	Second Supplemental Indenture, dated as of January 26, 2006, by and among Ivax Corporation, Teva Pharmaceutcal Industries Limited, Ivory Acquisition Sub II, Inc. and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as Trustee

2.18	Form of Global Debentures (included in Exhibit 2.17)

2.19	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

4.1	Purchase Agreement, dated February 1, 2000, among Dan Family Holdings Ltd., Almad Investments Limited, 1377077 Ontario Inc. and Teva Pharmaceutical Industries Ltd. and related exhibits, relating to the acquisition of Novopharm Limited (10)

4.2	Amending and Indemnity Agreement, dated as of April 4, 2000, among Dan Family Holdings Ltd., Almad Investments Limited, 1377077 Ontario Inc., Teva Pharmaceutical Industries Ltd., Novopharm Limited and Leslie L. Dan and related exhibits, relating to the acquisition of Novopharm Limited (11)

4.3	Agreement and Plan of Merger, dated as of July 25, 2005, by and among Teva Pharmaceutical Industries Limited, Ivax Corporation, Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc. (12)

8	Subsidiaries of the registrant

10.1	Consent of Kesselman & Kesselman

10.2	Consent of Ernst & Young LLP

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1)	English translation or summary from Hebrew original, which is the official version.
2)	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
4)	Incorporated by reference to Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).
5)	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-116672).
6)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-111144).
7)	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on January 27, 2004.
8)	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
9)	Incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-3 (Reg. No. 333-66310) of Ivax Corporation.
10)	Incorporated by reference to Exhibit 10.5(i) to Teva’s Annual Report on Form 20-F for the year ended December 31, 1999.
11)	Incorporated by reference to Exhibit 10.5(ii) to Teva’s Annual Report on Form 20-F for the year ended December 31, 1999.
12)	Incorporated by reference to Annex A included in Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ DAN S. SUESSKIND
Name:	Dan S. Suesskind
Title:	Chief Financial Officer

Date: March 17, 2006

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed an integrated audit of the 2005 consolidated financial statements of Teva Pharmaceutical Industries Limited and of its internal control over financial reporting as of December 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations, changes in shareholders’ equity, comprehensive income and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Report of Teva Management on Internal Control Over Financial Reporting appearing under item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 17, 2006	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions, except earnings per ADR)
Net sales	$5,250.4	$4,798.9	$3,276.4
Cost of sales	2,769.8	2,559.6	1,757.5

Gross profit	2,480.6	2,239.3	1,518.9
Research and development expenses:
Total expenses	383.1	356.1	243.4
Less—participations and grants	14.2	17.7	29.9

	368.9	338.4	213.5
Selling, general and administrative expenses	798.8	696.5	520.6
Acquisition of research and development in process		596.6
Income from GlaxoSmithKline litigation settlement			100.0
Impairment of product rights		30.0
Restructuring expenses			7.4

Operating income	1,312.9	577.8	877.4
Financial income (expenses)—net	(4.3)	25.9	(5.0)

Income before income taxes	1,308.6	603.7	872.4
Income taxes	236.2	267.2	181.5

	1,072.4	336.5	690.9
Share in profits (losses) of associated companies—net	1.7	(1.2)	1.5
Minority interests in profits of subsidiaries—net	(1.8)	(3.5)	(1.4)

Net income	$1,072.3	$331.8	$691.0

Earnings per ADR:
Basic	$1.73	$0.54	$1.29

Diluted	$1.59	$0.50	$1.16

Weighted average number of ADRs (in millions):
Basic	618.4	612.7	536.8

Diluted	680.8	688.0	608.8

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(U.S. dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$1,275.6	$784.1
Short-term investments	935.5	256.8
Accounts receivable:
Trade	1,768.7	1,475.9
Other	411.3	398.4
Inventories	1,114.2	1,286.3

Total current assets	5,505.3	4,201.5
Investments and other assets	410.6	863.2
Property, plant and equipment, net	1,360.9	1,278.2
Intangible assets and debt issuance costs, net	648.6	716.7
Goodwill	2,462.0	2,572.4

Total assets	$10,387.4	$9,632.0

Liabilities and shareholders’ equity
Current liabilities:
Short-term credit	$375.5	$560.4
Accounts payable and accruals	1,884.6	1,643.5

Total current liabilities	2,260.1	2,203.9

Long-term liabilities:
Deferred income taxes	219.3	212.3
Employee related obligations	84.4	87.6
Loans and other liabilities	459.4	215.0
Convertible Senior Debentures	1,313.9	1,513.4

Total long-term liabilities	2,077.0	2,028.3
Commitments and contingencies, see note 8

Total liabilities	4,337.1	4,232.2

Minority interests	8.0	10.9

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; December 31, 2005 and 2004: authorized 1,500.0 million shares and 999.6 million shares, respectively; issued and outstanding 646.7 million shares and 626.8 million shares, respectively	42.6	42.1
Additional paid-in capital	3,389.8	3,035.0
Deferred compensation	(0.2)	*
Retained earnings	3,081.6	2,171.4
Accumulated other comprehensive income	145.6	377.8
Cost of Company shares held by subsidiaries—December 31, 2005 and 2004—28.1 million and 15.4 million ordinary shares, respectively	(617.1)	(237.4)

Total shareholders’ equity	6,042.3	5,388.9

Total liabilities and shareholders’ equity	$10,387.4	$9,632.0

*	Represents an amount of less then $0.1 million.

/s/ ELI HURVITZ	/s/ ISRAEL MAKOV
E. Hurvitz Chairman of the Board	I. Makov President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional Paid-in capital	Deferred Compensation	Retained earnings	Accumulated other comprehensive income	Cost of Company shares held by subsidiaries	Total
	Number of shares (in millions)	Par value
	(U.S. dollars in millions)
Balance at January 1, 2003	526.4	$33.9	$481.5	$(0.1)	$1,345.7	$17.3	$(48.9)	$1,829.4
Changes during 2003:
Net income					691.0			691.0
Other comprehensive income						166.7		166.7

Total comprehensive income								857.7
Deferred compensation related to employee stock option plans			0.6	(0.6)
Amortization of deferred compensation related to employee stock option plans				0.7				0.7
Exercise of options by employees	3.2	*	33.6					33.6
Tax benefit arising on exercise of stock options			10.6					10.6
Dividends					(76.4)			(76.4)
Conversion of Convertible Senior Debentures and related tax effect	25.8	0.4	637.0					637.4
Cost of acquisition of Company shares, net of proceeds from sale			(4.0)				0.4	(3.6)

Balance at December 31, 2003	555.4	34.3	1,159.3	*	1,960.3	184.0	(48.5)	3,289.4
Changes during 2004:
Net income					331.8			331.8
Other comprehensive income						193.8		193.8

Total comprehensive income								525.6
Stock split		6.8	(6.8)
Issuance of shares, stock options and warrants on acquisition of Sicor	46.7	0.5	1,410.9					1,411.4
Ordinary shares issued in exchange for special shares	0.1	*	*					*
Amortization of deferred compensation related to employee stock option plans				*				*
Exercise of options by employees	7.9	0.1	126.9					127.0
Tax benefit arising on exercise of stock options			35.2					35.2
Dividends					(120.7)			(120.7)
Conversion of Convertible Senior Debentures	16.7	0.4	358.0					358.4
Cost of acquisition of Company shares, net of proceeds from sale			(48.5)				(188.9)	(237.4)

Balance at December 31, 2004	626.8	42.1	3,035.0	*	2,171.4	377.8	(237.4)	5,388.9
Changes during 2005:
Net income					1,072.3			1,072.3
Other comprehensive loss						(232.2)		(232.2)

Total comprehensive income								840.1
Ordinary shares issued in exchange for special shares	0.8	*	*
Deferred compensation related to employee stock option plans			0.4	(0.4)
Amortization of deferred compensation related to employee stock option plans				0.2				0.2
Exercise of options by employees	9.8	0.3	186.0					186.3
Tax benefit arising on exercise of stock options			24.5					24.5
Dividends					(162.1)			(162.1)
Conversion of Convertible Senior Debentures and related tax effect	9.3	0.2	195.9					196.1
Cost of acquisition of Company shares, net of proceeds from sale			(52.0)				(379.7)	(431.7)

Balance at December 31, 2005	646.7	$42.6	$3,389.8	$(0.2)	$3,081.6	$145.6	$(617.1)	$6,042.3

*	Represents an amount less than $0.1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Net income	$1,072.3	$331.8	$691.0

Other comprehensive income (loss):
Changes in net unrealized gain (loss):
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies	(221.0)	190.5	149.4
Unrealized holding gains (losses) on available-for-sale securities—net	(12.6)	10.6	15.8
Gain in respect of derivative instruments designated as a cash flow hedge		0.5	1.7
Minimum liability with respect to defined benefit plans	2.9	(3.6)
Income tax effect:
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies	1.2	(0.9)
Unrealized holding gains (losses) on available-for-sale securities	(1.1)	(2.2)	(0.2)
Minimum liability with respect to defined benefit plans	(1.1)	1.1

Changes in net unrealized gain (loss), net of tax	(231.7)	196.0	166.7

Reclassification adjustment included in net income:
Unrealized holding gains on available-for-sale securities	(0.6)
Gain in respect of derivative instruments designated as a cash flow hedge		(2.2)
Income tax effect -reclassification adjustment on available-for-sale securities	0.1

Net reclassification adjustment in net income, net of tax	(0.5)	(2.2)

Other comprehensive income, net of tax, for the year	(232.2)	193.8	166.7

Total comprehensive income	$840.1	$525.6	$857.7

Accumulated other comprehensive income:
Balance at beginning of year	$377.8	$184.0	$17.3
Other comprehensive income (loss), net of tax, for the year	(232.2)	193.8	166.7

Balance at end of year	$145.6	$377.8	$184.0

	Year ended December 31,
	2005	2004
	(U.S. dollars in millions)
Components of other comprehensive income:
Differences from translation of non-dollar currency financial statements of subsidiaries and associated companies, net of tax	$146.4	$366.2
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(0.1)	14.1
Minimum liability with respect to defined benefit plans, net of tax	(0.7)	(2.5)

	$145.6	$377.8

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Cash flows from operating activities:
Net income	$1,072.3	$331.8	$691.0
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows*(1)	208.7	884.2	25.5
Changes in certain assets and liabilities*(1)	89.0	29.6	(89.9)

Net cash provided by operating activities*	1,370.0	1,245.6	626.6

Cash flows from investing activities:
Purchase of property, plant and equipment	(310.1)	(311.0)	(207.5)
Acquisition of subsidiaries and adjustment to purchase price of subsidiary*(2)	(10.9)	(1,961.3)	(8.4)
Acquisition of intangible assets	(23.5)	(24.3)	(18.6)
Proceeds from sale of property, plant and equipment	3.3	3.7	2.1
Proceeds from sale of long term investments	421.5	194.1	127.7
Acquisition of long-term investments and other assets	(424.7)	(536.1)	(472.5)
Purchase of minority interest	(2.9)
Net decrease (increase) in short-term investments	(189.2)	242.0	142.1
Sale of subsidiary (3b)	(1.3)

Net cash used in investing activities	(537.8)	(2,392.9)	(435.1)

Cash flows from financing activities:
Proceeds from exercise of options by employees	134.3	78.7	35.0
Cost of acquisition of Company shares, net of proceeds from sale	(379.7)	(188.9)	0.4
Proceeds from issuance of Convertible Senior Debentures, net of issuance costs of $18.4 million		1,076.1
Repurchase of Convertible Senior Debentures		(25.0)
Proceeds from long-term loans and other long-term liabilities received	359.2	9.8	1.0
Discharge of long-term loans and other long-term liabilities	(157.2)	(11.5)	(4.1)
Net increase (decrease) in short-term credit	(105.6)	33.9	73.6
Dividends paid	(162.1)	(120.7)	(76.3)
Other	(1.6)

Net cash provided by (used in) financing activities	(312.7)	852.4	29.6

Translation differences on cash balances of certain subsidiaries	(28.0)	21.7	26.3

Net increase (decrease) in cash and cash equivalents	491.5	(273.2)	247.4
Balance of cash and cash equivalents at beginning of year	784.1	1,057.3	809.9

Balance of cash and cash equivalents at end of year	$1,275.6	$784.1	$1,057.3

*	See details on page F-9.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
(1) Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Depreciation, amortization and impairment	$242.5	$248.3	$127.7
Deferred income taxes—net	(7.2)	27.1	(28.6)
Income from GlaxoSmithKline litigation settlement			(100.0)
Acquisition of research and development in process		596.6
Restructuring expenses			7.4
Increase in employee related obligations	0.8	4.2	9.1
Compensation related to employee stock option plans	0.2	*	0.7
Capital losses (gains)—net	0.4	(1.8)	0.5
Capital gain on sale of subsidiary	(3.3)
Share in losses (profits) of associated companies—net	(1.7)	1.2	(1.5)
Minority interests in profits of subsidiaries—net	1.8	3.5	1.4
Capital loss (gain), exchange differences and amortization of premium on marketable securities—net	(23.1)	6.2	11.2
Other items—net	(1.7)	(1.1)	(2.4)

	$208.7	$884.2	$25.5

Changes in certain assets and liabilities:
Increase in accounts receivable	$(436.6)	$(257.7)	$(165.4)
Decrease (increase) in inventories	103.1	(84.7)	(155.6)
Increase in accounts payable and accruals	422.5	372.0	231.1

	$89.0	$29.6	$(89.9)

(2) Acquisition of subsidiaries:
Assets and liabilities of the subsidiaries upon acquisition:
Working capital (excluding cash and cash equivalents)	$0.6	$254.4	$0.2
Long-lived assets	0.1	369.2	8.2
Research and development in-process		583.6
Other identifiable intangible assets	12.9	506.5
Long-term liabilities	(3.8)	(209.9)
Goodwill arising on acquisition		1,868.9

	9.8	3,372.7	8.4
Adjustment to purchase price of subsidiary acquired in 2004	(8.6)
Costs related to Ivax acquisition	9.7
Issuance of shares, stock options and warrants		1,411.4

Cash paid—net	$10.9	$1,961.3	$8.4

*	Represents an amount of less than $0.1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS—(Concluded)

(3) Supplemental disclosure of non-cash investing and financing activities:

a. In 2005, 2004 and 2003, $199 million, $358 million and $558 million of Convertible Senior Debentures were converted into approximately 9.3 million, 16.7 million and 25.8 million Teva ADRs, respectively. See note 7.

b. During the second quarter of 2005, Teva sold a subsidiary for a consideration of $4.4 million which is to be received subsequent to December 31, 2005.

c. On January 22, 2004, the Company completed the acquisition of Sicor Inc., for a total consideration of $3.46 billion. Teva shares, stock options and warrants with an aggregate value of $1.4 billion were issued as part of the consideration for the acquisition.

d. In April 2003, the Company signed a settlement agreement with GlaxoSmithKline Inc. (“GSK”) under which the Company received product rights relating to Purinethol® and recorded a non-cash income of $100 million reflecting the value of the product rights, see note 4.

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
(4) Supplemental disclosure of cash flow information:
Interest paid	$27.4	$31.2	$34.0

Income taxes paid	$218.6	$249.0	$134.2

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

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

c. Inventories:

These are valued at the lower of cost or market. Cost is determined as follows: raw and packaging materials and purchased products—mainly on the “moving average” basis. Finished products and products in process: raw material and packaging component—mainly on the “moving average” basis; labor and overhead—on the average basis over the production period.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Investee companies:

These investments are included among investments and other assets. Investments in which the Company has a significant influence, which are not subsidiaries (“associated companies”), are accounted for by the equity method. Other non-marketable equity investments are carried at cost.

e. Marketable securities:

Available-for-sale debt and equity securities are carried at market value with unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive income (loss).

Held-to-maturity securities consist of debt securities, which are carried at amortized cost.

Debt securities formerly classified as held to maturity securities were mainly reclassified as available for sale securities, in anticipation of the financing of the Ivax acquisition subsequent to year end.

f. Property, plant and equipment:

Property, plant and equipment are carried at cost, after deduction of the related investment grants ($11 million in respect of both December 31, 2005 and 2004). Equipment leased under capital leases is classified as the Group’s assets and included at the present value of lease payments as determined by the lease agreement.

Interest expenses in respect of loans and credit applied to finance the construction or acquisition of property, plant and equipment, incurred until the assets are ready for their intended use, are charged to the cost of such assets. Interest capitalized for the years ended December 31, 2005, 2004 and 2003 was $3.8 million $1.1 million and less than $1.0 million, respectively.

Depreciation is computed using the straight-line method over the estimated useful life of the assets: buildings—25-50 years; machinery and equipment—8-12 years; motor vehicles, computer equipment, furniture and other assets—mainly 5-17 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.

g. Goodwill, intangible assets and debt issuance costs:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Intangible assets consist mainly of acquired marketing and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries. Pursuant to FAS 142, “Goodwill and Other Intangible Assets”, goodwill and indefinite life intangible assets are not amortized but rather tested for impairment at least annually, at December 31 of each year. As of December 31, 2005, 2004 and 2003 the Company has determined that there is no impairment with respect to either goodwill or tradename, which was determined to have an indefinite life.

Definite-lived intangible assets comprising primarily product and marketing rights, are amortized mainly using the straight-line method over their estimated period of useful life—8 to 20 years.

Costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the period from issuance of the debentures through the first redemption date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h. Impairment in value of long-lived assets and definite life intangible assets:

The Company tests long-lived assets, including definite life intangible assets for impairment, in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of the these assets is less than their carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values, calculated based on expected future discounted cash flows.

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

Teva intends to permanently reinvest the amounts of tax-exempt income generated from its current approved enterprises (see note 10) and does not intend to cause dividend distribution from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

m. Shipping and handling costs:

Shipping and handling costs, which amounted to $81.3 million, $59.2 million and $43.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, are included in selling, general and administrative expenses.

n. Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were $38.4 million, $33.0 million and $28.9 million, respectively.

o. Concentration of credit risks—allowance for doubtful accounts:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2005 and 2004 were deposited with major U.S., European and Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Sales to major customers, in the Pharmaceutical reporting segment, as a percentage of total consolidated sales were as follows:

	Year ended December 31,
	2005	2004	2003
Customer A	12%	10%	7%
Customer B	7%	9%	13%

In general, the exposure to the concentration of credit risks relating to trade receivables is limited, due to the relatively large number of customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts. The allowance in respect of trade receivables ($33.8 million and $36.3 million, at December 31, 2005 and 2004, respectively), has been determined for specific debts doubtful of collection.

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

In 2005 the Company entered into an interest swap transaction in connection with funds required for financing the acquisition of Ivax. The expiry date of this transaction was February 15, 2006.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Ivax acquisition was completed on January 26, 2006. Upon completion of the acquisition the Company entered into an off-setting transaction effectively closing the aforementioned interest swap transaction.

This derivative does not qualify for hedge accounting under FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and is recognized on the balance sheet at its fair value, with changes in the fair value carried to the statements of income and included in financial income (expenses)—net.

Other than the following transaction, derivatives do not qualify for hedge accounting under FAS 133, and are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial income (expenses)—net.

In 2003, a wholly-owned subsidiary of the Company entered into several forward transactions in respect of forecasted sales. These transactions were designated as hedging instruments on the date that the subsidiary entered into such derivative contracts, and qualify as cash flow hedges under FAS 133. For such derivative financial instruments, the effective portions of changes in fair value of the derivative were carried to other comprehensive income under gains in respect of derivative instruments designated for cash flow hedge, net of related taxes, and were recognized in the statements of income when the hedged item affected earnings. Ineffective portions of changes in the fair value of cash flow hedges were recognized immediately in the statements of income among financial income (expenses)—net.

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

In computing diluted earnings per ADR, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options granted under employee stock option plans, using the treasury stock method; (ii) the conversion of Convertible Senior debentures using the if converted method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of debentures.

s. Comprehensive income:

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income: (i) translation gains and losses of non-dollar currency financial statements of subsidiaries and associated companies net of related taxes; (ii) unrealized holding gains and losses on available-for-sale securities, net of related taxes; (iii) gains in respect of derivative instruments designated as a cash flow hedge, net of related taxes and (iv) minimum liability with respect to defined benefit plans, net of related taxes.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

t. Stock-based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the compensation cost relating to stock options is charged on the date of grant of such options, to shareholders’ equity, under deferred compensation, and is thereafter amortized by the graded vesting method and charged against income over the vesting period.

FAS 123, “Accounting for Stock-Based Compensation,” as amended by FAS 148, established a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to account for employee stock option plans according to APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, for companies electing to apply APB 25.

The following table illustrates the effect on net income and earnings per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31,
	2005	2004	2003
	(In millions, except earning per ADR)
Net income, as reported	$1,072.3	$331.8	$691.0
Add: compensation related to employee stock option plans, included in consolidated statements of income net of related tax effect	0.2	*	0.5
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	35.4	44.9	54.7

Pro forma net income	$1,037.1	$286.9	$636.8

Earnings per ADR (see note 1r):
Basic—as reported	$1.73	$0.54	$1.29

Basic—pro forma	$1.68	$0.47	$1.19

Diluted—as reported	$1.59	$0.50	$1.16

Diluted—pro forma	$1.54	$0.43	$1.08

*	Represents an amount of less than $0.1 million.

In December 2004, the FASB issued FAS 123R, “Share-Based Payment”, which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement requires that employee equity awards be accounted for using the grant-date fair value based method. As applicable to Teva, this statement will be effective as of the first quarter of 2006.

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

In March 2005, the SEC issued Staff Accounting Bulletin 107 (“SAB 107”) to assist preparers by simplifying some of the implementation challenges of FAS 123R. In particular, SAB 107 provides supplemental

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and several other issues. The Company will apply the principals of SAB 107 in conjunction with its adoption of FAS 123R

The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, the new standard will be implemented as from the first quarter of 2006, with no restatement of prior periods. Taking into account the transition method adopted by the Company, the Company expects that the effect of applying this statement on the Company’s results of operations in 2006 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported. The balance of unamortized compensation before taxation and any adjustment for forfeitures of options at December 31, 2005 amounted to $85.4 million. The cumulative effect upon adoption is not expected to be material to the Company’s financial statements and results from operations.

u. Other recently issued accounting pronouncements:

1) FAS 151

In November 2004, the FASB issued FAS 151, “Inventory Costs—an amendment of Accounting Research Bulletin, ARB 43, Chapter 4”. This statement amends current guidance to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. As applicable to Teva, this statement will be effective for inventory costs incurred after January 1, 2006 and the provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company’s financial statements or its results of operations.

2) FAS 154

In June 2005, the FASB issued FAS 154, “Accounting Changes and Error Corrections—a replacement of APB No. 20 “Accounting Changes” and FAS No. 3 “Reporting Changes in Interim Financial Statements”. This statement provides guidance on the accounting and reporting of accounting changes and error corrections, and guidance in the determination of retrospective application of changes in accounting principals. As applicable to Teva, the provisions of FAS 154 are effective as for year beginning January 1, 2006.

4) FAS 155

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have bee issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

v. Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—CERTAIN TRANSACTIONS:

a. Acquisitions:

Event subsequent to December 31, 2005—Acquisition of Ivax Corporation.

On January 26, 2006, Teva completed its acquisition of Ivax Corporation, a multinational generic pharmaceutical company with headquarters in Miami, Florida and with operations mainly in the United States, Europe and Latin America, for approximately $3.8 billion in cash and 122,915,483 ADRs, representing approximately 16.0% of the issued and outstanding share capital of Teva. For accounting purposes, the transaction was valued at $7.9 billion (including transaction costs and fair value of Ivax’s stock options, determined using the Black-Scholes option pricing model) based on the aggregate of the cash consideration and the average of the closing price per ADR during the five trading day period commencing two trading days before the date of the merger agreement with Ivax.

The cash consideration of $3.8 billion was financed with Teva’s own resources and short-term borrowing in the amount of $2.8 billion. These borrowings were subsequently refinanced by the issuance of Senior Notes and Convertible Senior Debentures (See Notes 6 and 7).

This acquisition, enhances Teva’s position in the United States, expands its presence in Western Europe and significantly boosts Teva’s reach in Latin America, Russia and other Central and Eastern European countries. The acquisition further provides Teva with an opportunity to expand the vertical integration between Teva’s API business and Ivax’s finished dose manufacturing operations in both existing and new regions. Ivax brings Teva new capabilities in the respiratory business, as well as enhanced innovative pipeline focused on the central nervous system and cancer, with products in various stages of clinical development. Ivax also adds to Teva’s existing veterinary business through the Ivax animal health business.

Under the terms of the merger agreement, Ivax shareholders had the right to elect to receive for each Ivax share they owned either 0.8471 Teva ADRs or $26.00 in cash, subject to proration procedures designed to ensure that the purchase consideration would be settled 50% in cash and 50% in Teva ADRs. Based on the final results of the elections, the merger consideration paid to Ivax shareholders was:

Stock Elections: Ivax shareholders who validly elected to receive all stock received 0.8471 Teva ADRs for 51.90922% of their shares of Ivax common stock and $26.00 in cash for 48.09078% of their shares of Ivax common stock, or effectively on a per share basis: 0.4397 Teva ADRs and $12.50 for each share of Ivax common stock for which such election was made;

Cash Elections: Ivax shareholders who validly elected to receive all cash received $26.00 in cash for each share of Ivax common stock for which such election was made; and

Non-Elections: Ivax shareholders who did not make a valid election received $26.00 in cash for each share of Ivax common stock.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquisition is to be accounted for by the purchase method. The results of operations of Ivax are to be included in the consolidated financial statements of Teva commencing February 1, 2006. The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to Ivax’s balance sheet data as of December 31, 2005:

U.S. $ in millions
(Unaudited)
Investments and other assets	$57.1
Property, plant and equipment, net	606.1
Identifiable intangible assets:
Existing products	1,700.0
Research and development in-process	1,300.0
Goodwill	4,896.9

8,560.1

Net current liabilities	134.9
Long-term liabilities	539.8

674.7

Net assets acquired	$7,885.4

The amount allocated to research and development in-process represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. The preliminary estimate of research and development in-process is subject to change and is to be finalized upon completion of an appraisal by management, with the assistance of independent appraisers. The amount allocated to research and development in process is to be charged to operating expenses in the first quarter of 2006. The amount allocated to intangible assets estimated useful life and amortization methodology are preliminary and are subject to the completion of an appraisal by management, with the assistance of independent appraisers. The Company expects to amortize existing products mainly over periods ranging from 15 to 20 years. The Company expects to finalize its restructuring plans and the quantification thereof by the end of 2006. The above table includes a preliminary estimate of the restructuring plan in its current status.

2004 acquisitions:

Acquisition of Sicor Inc.:

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor Inc. (“Sicor”), a U.S. public pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients, and generic biopharmaceuticals. This transaction was intended to establish Teva’s presence in the U.S. hospital and generic injectables market, as well as provide Teva with a global platform for a generic injectables business, help expand its Central American operations, enhance its API operations and help expand its biogenerics efforts.

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $16.50 in cash and 0.3812 Teva ADRs representing a total consideration of $27.52 per share, calculated based upon the aggregate of the cash consideration and the average of the closing prices per ADR for the period commencing two days before, and ending two days after, the announcement of the merger agreement. The total consideration for the acquisition was $3.46 billion (including transaction costs and the fair value of 4.3 million of Teva’s vested stock options granted in exchange of Sicor’s vested stock options, determined using the Black-Scholes option pricing model). The cash consideration of $2,019 million was financed out of Teva’s own resources, and from

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

short-term borrowings in the amount of $1,130 million, which were subsequently refinanced by the issuance of Convertible Senior Debentures (see note 7). A total of 46,657,668 ADRs were issued as part of the Sicor acquisition; these shares amounted to 7.7% of Teva’s issued and outstanding share capital shortly after the allotment. The acquisition has been accounted for by the purchase method.

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

Based upon an appraisal, performed by management with the assistance of independent appraisers, an amount of $583.6 million of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use, and, in accordance with generally accepted accounting principles, was charged to operating expenses upon acquisition. In-process R&D related to 32 injectable products having a range of values of between $1 million and $68 million, with an average value of approximately $18.2 million per product, and includes two products each with a value marginally above 10% of the total value. The amount allocated to research and development in process was valued using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This method utilized a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed. The net cash inflows were discounted to present value, using discount rates, which take into account, for each individual project, the stage of completion and the risks surrounding the successful development and commercialization. Material net cash inflows are forecasted to commence in the year 2006. A probability of success factor was used to reflect inherent technological and regulatory risks. The discount rate, as applicable to substantially all of the projects, was 14%. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors may vary among the individual projects. Out of 32 products mentioned above, 6 have been approved for marketing through December 31, 2005.

An amount of $506.5 million of the purchase price was allocated to other identifiable intangible assets (of which $473.5 million relates to existing products), which were valued by management, with the assistance of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

independent appraisers, using the “Multi-Period Excess Earnings Approach” described above. The Company expects to amortize existing products over periods of 12 and 20 years. Additional purchase liabilities recorded included $23.3 million, mainly related to severance pay and termination of certain agreements. The excess of cost of acquisition over the fair value of net tangible and intangible assets on the acquisition date, not attributed to acquired in-process research and development, amounted to $1.78 billion, and was allocated to goodwill.

Hereafter are certain pro forma combined statement of income data for the years ended December 31, 2004 and 2003, as if the acquisition of Sicor had occurred on January 1, 2004 and 2003, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures in connection with the acquisition; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding non-recurring expenses directly attributable to the acquisition, representing acquired research and development in process in the amount of $583.6 million. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2004 and 2003, respectively, nor is it necessarily indicative of future results.

	Year Ended December 31,
	2004	2003
	(U.S. $ in millions, except earnings per ADR) (Unaudited)
Net sales	$4,816.2	$3,831.5

Net income	$913.0	$742.1

Earnings per ADR:
Basic	$1.48	$1.27

Diluted	$1.34	$1.11

Acquisition of Dorom Srl.:

In December 2004, the Company acquired full control and ownership of Dorom Srl. (“Dorom”), one of the largest suppliers of generic pharmaceuticals in the Italian retail market, for a net consideration of $84.8 million comprising of a total consideration of $93.4 in 2004 less a refund of $8.6 million received in 2005.

The Company accounted for this acquisition by the purchase method. The results of operations of Dorom have been included in the consolidated financial statements of Teva commencing December 1, 2004.

Approximately $71 million of the purchase price allocation was attributed to goodwill.

Acquisition of units in Viventia Biotech

In September 2003, Teva purchased units issued by Viventia Biotech Inc., a publicly traded Canadian biotech company, for CDN $2.8 million. Leslie Dan, a director of Teva, is a major shareholder and chairman of the board of Viventia. In December 2005, Viventia completed a going-private transaction that resulted in Viventia becoming wholly owned by Mr. Dan and members of his family. As part of the going-private transaction, Teva’s units in Viventia were purchased for an aggregate of approximately CND $4.2 million in cash.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Cooperation agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have and to otherwise share development cost or litigation risks. The Company’s most significant agreements of this nature are summarized below.

1) With Sanofi-Aventis:

a) Under agreements entered into by Teva and Sanofi-Aventis, sale and distribution, in North America, Europe and certain other countries, of Copaxone®, an innovative product of the Company for the treatment of multiple sclerosis, is being carried out by Sanofi-Aventis. Marketing of Copaxone® in the U.S. and Canada is done by Teva under the name “Teva Neuroscience”. In the core European countries, Copaxone® is jointly marketed by Teva and Sanofi-Aventis. The agreement with Sanofi-Aventis in the U.S. terminates in March 2008, at which point Teva expects to take over U.S. distribution responsibilities for Copaxone® in exchange for payment by Teva of previously agreed-upon consideration to Sanofi-Aventis. In Europe, Teva expects to take over distribution responsibilities for Copaxone® when the agreement with Sanofi-Aventis terminates in February 2012, at which time Sanofi-Aventis will be entitled to pre-agreed residual payments.

Sanofi-Aventis also participated in certain research and development expenses of Teva relating to the development of the oral version of Copaxone® and to a new indication for injectable Copaxone® (collectively referred to as the “Studies”). Upon receipt of approval from the FDA relating to either one of the Studies, the related amount of participation is to be refunded to Aventis.

b) Teva has reserved the right to reacquire, under certain conditions, the marketing and distribution rights in Europe to the injectable formulation of Copaxone® for consideration to be computed based on a certain formula, as stipulated in the agreement.

2) With Lundbeck:

a) The Company entered into a cooperation agreement with H. Lundbeck A/S (“Lundbeck”), for the joint global development and for the marketing, mainly in Europe, of two innovative products of the Company for the treatment of Parkinson’s disease.

Under the agreement, commencing in 1999, Lundbeck participated in the research and development expenses of Teva at varying rates, subject to maximum amounts stipulated in the agreement.

Lundbeck will also distribute Azilect in Europe and certain other countries. Teva and Lundbeck will jointly market Azilect in the core European countries.

b) Teva and Lundbeck have entered into an additional cooperation agreement, for the global development and for the marketing, mainly in Europe, of the oral version of Copaxone®. Under the agreement, Lundbeck was to fund the research and development of the product performed by Teva, up to a maximum amount stipulated in the agreement. Other provisions of the agreement relate to the additional funding by Lundbeck of certain other development, pre-marketing and marketing activities relating to the product. Such additional funding is to be made under certain conditions and up to a maximum amount, as stipulated in the agreement.

3) With Eisai:

In May 2003, the Company entered into a cooperation agreement with Eisai Co. Ltd. and Eisai Inc. (together “Eisai”), for the global co-development and for co-promotion of rasagiline for several indications in the U.S market. Teva and Eisai initially aim to develop rasagiline for Alzheimer disease and will also

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

co-promote rasagiline once approved by the FDA, in the U.S. for Parkinson’s disease. Other provisions of the agreement relate to additional funding by Eisai of certain development activities relating to the products. Such additional funding is being made under certain conditions up to a maximum amount, as stipulated in the agreement. In 2004, a phase II clinical study of potential uses of rasagaline in the treatment of Alzheimer’s disease was initiated.

4) With Alpharma:

In April 2004, Teva entered into an exclusivity sharing agreement with Alpharma Inc. pertaining to the distribution of gabapentin, the generic version of Neurontin®, tablets and capsules. Alpharma held statutory exclusivity for these generic products. Under the terms of the agreement, Alpharma permitted Teva to launch its generic version of Neurontin® in the U.S. within Alpharma’s exclusivity period in exchange for royalties on sales. In addition, the parties have agreed to certain risk sharing arrangements relating to patent litigation risks regarding the products. Teva’s capsules and tablets were launched in October and December 2004, respectively. On August 23, 2005, the District Court granted Teva and Alpharma’s motion for summary judgment of noninfringement. This summary judgment remains subject to appeal.

5) With Active Biotech AB:

Effective August 2004, the Company entered into an agreement with Active Biotech AB (“Active Biotech”), a Swedish publicly traded company, to develop and commercialize a certain Active Biotech product, which has the potential to be an orally available disease modifying treatment of multiple sclerosis.

Under the terms of the agreement, the Company acquired the exclusive rights to develop, register, manufacture and commercialize the product worldwide, with the exception of the Nordic and Baltic countries. In the third quarter of 2004 the Company made an upfront payment of $5 million, included in research and development expenses, and is to make additional payments up to a maximum amount of $87 million upon the achievement of certain milestones, as stipulated in the agreement.

6) With Barr Pharmaceuticals:

In June 2005, Teva entered into a strategic alliance arrangement with Barr Pharmaceuticals, Inc. for the marketing rights in the U.S. for the generic version of Allegra® (fexofenadine) tablets. Under the agreement, Barr enabled Teva to launch its own product, with the parties sharing in profits. The percentage of profit share to Barr is dependent on multiple factors including the number of competitors and resolution of related patent litigation with Sanofi- Aventis. The parties have agreed to share in the patent litigation risks on a proportionate basis to that of the profit split arrangement. The generic version of Allegra® was launched in September 2005.

7) With Neurosurvival Technologies Ltd.

In September 2005, Teva’s board of directors approved a Memorandum of Agreement and Share Purchase Agreement with Neurosurvival Technologies Ltd. (“NST”), a pharmaceutical development company. Under the agreements, Teva agreed to invest $2 million in NST in exchange for NST ordinary shares and to fund the co-development by Teva and NST of certain products for up to $9 million in consideration for certain rights granted to Teva by NST. Eli Hurvitz, Teva’s Chairman of the Board, serves as the Chairman of the NST board and holds certain equity interests in NST.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2005	2004
	(U.S. $ in millions)
Land	$83.5	$75.0
Buildings	579.5	508.6
Machinery and equipment	1,106.6	1,014.1
Motor vehicles, computer equipment, furniture and other assets	379.8	353.2
Payments on account	89.0	91.8

	2,238.4	2,042.7
Less—accumulated depreciation and amortization	(877.5)	(764.5)

	$1,360.9	$1,278.2

Depreciation and amortization expense was $157.6 million, $138.8 million and $93.3 million in the years ended December 31, 2005, 2004 and 2003, respectively. In the year ended December 31, 2003, impairment charges of $7.4 million were made in connection with the Group’s restructuring plans.

Land includes leasehold rights in Israel which extend over original periods of 49 years ending in the years 2008-2052, with an option for an additional period of 49 years.

NOTE 4—GOODWILL, INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS:

a. Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

	Pharmaceuticals	API	Total
	(U.S. $ in millions)
Balance as of January 1, 2004	$621.7	$25.8	$647.5
Changes during 2004:
Goodwill acquired during the year	1,442.6	426.3	1,868.9
Translation differences	36.3	21.0	57.3
Other adjustments	(1.3)		(1.3)

Balance as of December 31, 2004	2,099.3	473.1	2,572.4
Changes during 2005:
Reduction of goodwill—mainly in respect of pre-acquisition losses and purchase price adjustments	(51.6)		(51.6)
Goodwill acquired during the year	1.7		1.7
Translation differences	(25.0)	(35.5)	(60.5)

Balance as of December 31, 2005	$2,024.4	$437.6	$2,462.0

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Intangible assets and debt issuance costs:

1) Intangible assets and debt issuance costs, net, consisted of the following:

	Original amount		Accumulated amortization		Amortized balance
	December 31,
	2005	2004	2005	2004	2005	2004
	(U.S. $ in millions)
Intangible assets (mainly—product rights)	$806.4	$808.8	$212.3	$152.7	$594.1	$656.1
Tradename	40.5	39.1			40.5	39.1
Debt issuance costs	28.7	38.5	14.7	17.0	14.0	21.5

	$875.6	$886.4	$227.0	$169.7	$648.6	$716.7

2) Amortization of intangible assets amounted to $68.1 million; $80.4 million and $44.6 million in the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, the estimated aggregate amortization of intangible assets for the years 2006 to 2010, is as follows: 2006—$73.1 million; 2007—$74.7 million; 2008—$64.8 million; 2009—$62.0 million and 2010—$57.6 million.

3) Amortization of debt issuance costs amounted to $5.7 million, $7.5 million and $7.4 million in the years ended December 31, 2005, 2004 and 2003, respectively, and is included among financial income (expenses)—net.

4) Product rights received in connection with GlaxoSmithKline litigation settlement:

Pursuant to a litigation settlement agreement with GSK, on April 30, 2003 the Company received product rights relating to Purinethol®, a pharmaceutical product, for the United States, Puerto Rico and Canada, and reported a gain of $100 million reflecting the value of such rights, as determined by the Company, with the assistance of an independent appraiser.

In the first quarter of 2004, as a result of a generic competition to Purinethol® entering the market, an impairment charge of $30 million was recorded.

NOTE 5—EMPLOYEE RELATED OBLIGATIONS:

a. Employee related obligations consisted of the following:

	December 31,
	2005	2004
	(U.S. $ in millions)
Accrued severance pay	$73.4	$70.7
Obligation in respect of defined benefit plans	11.0	16.9

	$84.4	$87.6

As of December 31, 2005 and 2004, the Group had $69.9 million and $56.7 million, respectively, deposited in funds managed by major Israeli banks and Israeli insurance companies which are earmarked by management to cover severance pay liability in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in investments and other assets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Costs of severance pay and defined contribution plans charged to income in the years ended December 31, 2005, 2004 and 2003 were $23.7 million, $27.4 million and $20.6 million, respectively. Pension costs under the defined benefit plans in those years amounted to $6.6 million, $6.3 million and $6.1 million, respectively.

The Company expects to contribute approximately $37.4 million in 2006, to the pension funds and insurance companies in respect of its severance and pension pay obligations, of which $13.7 million relates to its Israeli employees.

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

2) Non-Israeli subsidiaries

The majority of the employees in the European subsidiaries are entitled to a retirement grant when they leave the subsidiaries. In the consolidated financial statements, an accrual of the liability of the subsidiaries is made, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to a pension according to a defined benefit scheme providing benefits based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Professionally qualified independent actuaries value these schemes, the rates of contribution payable being determined by the actuaries. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services. The Company uses December 31 as the measurement date for the majority of its defined benefit plans. The North American subsidiaries provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Details relating to defined benefit plans of certain European subsidiaries:

1) The consolidated components of net periodic benefit costs are as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. $ in millions)
Service cost	$4.7	$4.1	$4.1
Interest cost	5.0	4.7	3.8
Expected return on plan assets	(4.3)	(3.4)	(2.5)
Recognized net actuarial loss	1.5	1.3	0.7
Amortization of prior service cost	(0.3)	(0.4)

Employers’ pension cost	$6.6	$6.3	$6.1

2) The consolidated components of the projected benefit obligation and plan assets are as follows:

	December 31,
	2005	2004
	(U.S. $ in millions)
Benefit obligation:
Projected benefit obligation at beginning of year	$109.6	$84.9
Changes during the year:
Service cost	4.7	4.1
Interest cost	5.0	4.7
Plan participants’ contribution	1.8	1.6
Benefits paid	(2.1)	(1.5)
Actuarial loss	7.0	7.1
Prior service cost	(1.3)	1.6
Exchange rate differences	(14.7)	7.6
Curtailment	0.8	(0.5)
Other	0.5

Projected benefit obligation at end of year	111.3	109.6

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2005	2004
	(U.S. $ in millions)
Plan assets:
Fair value of plan assets at beginning of year	70.6	52.7
Changes during the year:
Actual return on plan assets	9.9	5.4
Employer contribution	8.1	7.2
Plan participants’ contribution	1.8	1.6
Benefits paid	(1.8)	(1.4)
Exchange rate differences	(10.0)	5.1

Fair value of plan assets at end of year	78.6	70.6

Reconciliation of funded status:
Unfunded obligation, at end of year	32.7	39.0
Unrecognized net actuarial loss	(27.7)	(31.0)
Unrealized prior service cost	5.3	5.3

Net amount recognized	$10.3	$13.3

Amounts recognized in the balance sheet comprised of:
Obligation with respect to defined benefit plans	$11.0	$16.9
Accumulated other comprehensive loss	(0.7)	(3.6)

Net amount recognized	$10.3	$13.3

Accumulated benefit obligation	$89.3	$88.6

	December 31,
	2005	2004	2003
Weighted average assumptions:
Discount rate	4.8%	4.9%	5.6%
Expected return on plan assets	5.7%	6.2%	6.2%
Rate of compensation increase	3.1%	3.0%	3.5%
Pension increase	2.3%	2.3%	2.0%

The discount rate is mainly derived from effective market interest rates at December 31, 2005 of high quality fixed income corporate bonds with duration of the pension benefits, of approximately 20 years.

3) The Company’s pension plan weighted-average asset allocations at December 31, 2005, and 2004, by asset category are as follows:

	Plan Assets at December 31,
	2005	2004
Equity securities	44.6%	44.7%
Debt securities	52.0%	53.5%
Other	3.4%	1.8%

Total	100.0%	100.0%

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	The Company expects to pay the following future benefits to its employees: $5.0 million in 2006; $9.5 million in 2007; $4.6 million in 2008; $6.8 million in 2009; $6.8 million in 2010 and $37.6 million in 2011-2015. These amounts, as they relate to the Israeli subsidiaries, were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

NOTE 6—LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES:

a. Long-term loans and other long-term liabilities consisted of the following:

	Interest rate as of December 31, 2005	December 31,
		2005	2004
	%	(U.S. $ in millions)
Loans, mainly from banks (1)(3)	3 to 5.2	$477.6	$270.6
Debentures (2)(3)	6.9	92.2	114.8

		569.8	385.4
Less—current portion (included under “short-term credit”)		(110.4)	(170.4)

		$459.4	$215.0

(1)	The balance as of December 31, 2005 is mainly composed of a syndicated loan in the amount of $354 million of which $177 million is due in each of the years 2008 and 2010, and bearing interest determined on the basis of Euro LIBOR (mainly) and Great Britain Pound LIBOR.
(2)	The balance as of December 31, 2005 and 2004 is composed of debentures with a principal amount of $90 million and $110 million, respectively, which were issued in 1998 in a private placement to institutional investors in the United States for periods of 7, 10 and 20 years at a fixed annual interest rate, the weighted average of which is 6.9%. In 2002, the Company entered into two interest rate swap transactions with respect to portions of these debentures (see note 11e), effectively changing the weighted annual interest rate on the debentures from 6.9% to 4.7%. Only one interest swap transaction qualifies for hedge accounting under FAS 133, resulting at December 31, 2005 and 2004 in an increase of $2.2 million and $4.8 million, respectively (identical to the fair value of the related derivative at the end of each year), in the carrying value of the portion of the debentures it hedges, to adjust it to the fair value of such portion based on the risk being hedged.
(3)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2005, the Company met all financial covenants.

b.	As of December 31, 2005, the required annual principal payments of long-term debt, starting from the year 2007, are as follows: 2007—$4.3 million; 2008—$257.2 million; 2009—$2.4 million; 2010—$176.7 million; 2011 and thereafter—$18.8 million. The above does not include the Convertible Senior Debentures described in note 7.

c.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and the said subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

d.	Event subsequent to December 31, 2005:

Subsequent to the Ivax acquisition, a Teva finance subsidiary issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036 and $500 million principal amount of 5.55% Senior Notes due 2016.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—CONVERTIBLE SENIOR DEBENTURES:

As detailed below, over the last several years, indirect wholly-owned subsidiaries of the Company issued Convertible Senior Debentures unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any. Interest on each of the debentures is payable on a semi-annual basis. Unless previously redeemed or repurchased, under certain circumstances set forth in the relating Offering Memorandum or Prospectus Supplement (“offering document”), holders of the debentures may convert them into ADRs, each of which represents one ordinary share of the Company, at the conversion prices detailed below. As from a certain date applicable to each series as detailed in the table below, Teva may redeem some or all of the debentures. On certain dates, which are also detailed below, holders of the debentures may require Teva to repurchase some or all of the debentures they hold; with respect to the earliest of such dates in the case of each series, or upon the occurrence of certain events specified in the relating offering document, if repurchase of debentures is requested, Teva can elect to pay the repurchase price in cash or in Teva ADRs (as set forth in the relating offering document), or any combination thereof. Convertible Senior Debentures issued subsequent to December 31, 2005 have no contingent feature and are convertible at any time. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be paid in cash and in the case of conversion, only the residual conversion value above the principal will be paid in Teva’s shares.

The main terms of these debentures are summarized in the following table:

Month Issued	Issuer	Footnote	Annual interest rate	Principal amount	Year due	Conversion price	Number of Teva ordinary shares issuable upon full conversion	Earliest date of (i) redemption at issuer’s option; and (ii) repurchase at holder’s option
			%	(U.S. $ in millions)		$
October 2000	Teva Pharmaceutical Finance, LLC	(1)	1.50	$550	2005	21.55785	Converted during 2003

August 2001	Teva Pharmaceutical Finance, N.V.	(1)	0.75	$360	2021	21.456	Converted during 2004

November 2002	Teva Pharmaceutical Finance, B.V.	(2)	0.375	$450	2022	21.44945	20,979,558	November 18, 2007

January 2004	Teva Pharmaceutical Finance II, LLC

	Series A	(2)	0.50	$460	2024	37.90	12,137,204	August 1, 2008

	Series B	(2)	0.25	$634	2024	35.255	17,996,028	February 1, 2010

Debentures issued subsequent to December 31, 2005:
January 2006	Teva Pharmaceutical Finance Company B.V.		1.75	$818	2026	51.26	15,948,108	February 1, 2011

	Teva Pharmaceutical Finance Company, LLC		0.25	$575	2026	47.16	12,192,536	February 1, 2008

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	In accordance with the conditions set forth in the applicable offering document, on September 25, 2003 and on August 1, 2004, Teva Pharmaceutical Finance LLC and Teva Pharmaceutical Finance, N.V., respectively, called for the redemption of the debentures each issued. In each case, substantially all of the outstanding debentures were converted into a total of 41,598,476 ADRs of the Company.
(2)	Holders of the debenture series issued in 2002 and 2004, may convert the debentures into Teva ADRs under certain conditions detailed in the relating offering document; inter alia, holders of these series of debentures may surrender debentures for conversion into Teva ADRs during any conversion period (as defined) if the trading price of Teva’s ADRs were more than 120% and 130%, respectively, of the conversion price for twenty trading days within the first thirty trading days of each quarter (“price threshold condition”).

The price threshold condition for the series of debentures issued in 2002 was met as of the third quarter of 2003 (and through December 31, 2005, 2004 and 2003). In 2005, 2004 and 2003, an amount of $199.5 million, $5.9 million and $0.1 million, respectively, of these debentures were converted into 9,581,082 ADRs of the Company. In 2004, Teva repurchased $25 million principal amount of Convertible Senior Debentures issued in 2004.

The number of Teva ordinary shares issuable upon full conversion is subject to adjustments in certain circumstances, as detailed in the related offering document.

The balance of the principal amount and accrued interest is as follows:

		December 31,
Month issued		2005	2004
		(U.S. $ in millions)
November 2002	Principal*	$244.5	$444.0
	Accrued interest	0.1	0.2

January 2004	Principal	$1,069.4	$1,069.4
	Accrued interest	1.6	1.6

	Total	$1,315.6	$1,515.2

*	Subsequent to December 31, 2005, an amount of $115.5 million of these debentures were converted into Teva ADRs.

The Convertible Senior Debentures, including accrued interest, are reflected in the balance sheets among:

	December 31,
	2005	2004
	(U.S. $ in millions)
Current liabilities	$1.7	$1.8
Long-term liabilities	1,313.9	1,513.4

	$1,315.6	$1,515.2

NOTE 8—COMMITMENTS AND CONTINGENCIES:

a. Commitments:

1) Operating leases:

As of December 31, 2005, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2006—$22.3 million; 2007—$17.1 million; 2008—$14.2 million; 2009—$12.3 million; 2010—$11.1 million; 2011 and thereafter—$16.6 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The lease fees expensed in each of the years ended December 31, 2005, 2004 and 2003 were $20.4 million, $20.2 million and $15.6 million, respectively, of which $2.7 million, $2.4 million and $3.1 million, respectively, were to a related party.

2) Royalty commitments:

a) The Company is committed to pay royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment.

The Company has also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% – 3.5% of sales relating to certain products the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect of royalties to the Government as of December 31, 2005 amounts to $39.5 million.

b) Royalty expense included in cost of sales for the years ended December 31, 2005, 2004, and 2003 was $119.5 million, $169.9 million, and $93.0 million, respectively.

3) Other commitments

Teva has agreed to invest in venture capital funds in Israel and to participate in the funding of research and development conducted by other companies. As of December 31, 2005, Teva’s remaining commitment is $23.4 million.

b. Contingent liabilities:

General

From time to time, Teva and its subsidiaries are subject to claims (including product liability claims) arising in the ordinary course of their business. In addition, as described below, in large part as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statement for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Additionally, Teva

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation is different in Europe, Canada and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

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

In connection with third party agreements, Teva may under certain circumstances be required to indemnify, in unspecified amounts, the parties to such agreements against third party claims relating to: (i) intellectual property infringement or (ii) product liability. Except as set forth in this Note 8, as of December 31, 2005, Teva is not aware of any material pending claim for indemnification.

Product Liability Matters

Teva is a manufacturer of Adipex-P brand phentermine hydrochloride, and has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding.

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

Intellectual Property Proceedings

On September 14, 2001, Purdue Pharma L.P. (“Purdue”) filed an action in the United States District Court for the Southern District of New York, alleging that the filing of Teva’s ANDA for 80 mg oxycodone hydrochloride extended-release tablets, AB-rated to OxyContin®, infringed three patents owned by Purdue.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequently on April 3, 2003, Purdue sued Teva on its 10, 20 and 40 mg oxycodone products. On January 5, 2004, those three patents were held unenforceable due to inequitable conduct in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same judge as in Teva’s case. On March 31, 2004, Teva commenced sales of its 80 mg oxycodone product and on December 6, 2005, Teva commenced sales of its 10, 20, and 40 mg oxycodone products. On February 1, 2006, the United States Court of Appeals for the Federal Circuit vacated the inequitable conduct finding and remanded the case to the District Court for further proceedings, including reconsideration of the inequitable conduct finding based on certain parameters. The 2003 annual sales of the 80 mg branded product in the U.S. were estimated to be approximately $707 million and the annual sales of the 10, 20, and 40 mg branded products prior to Endo’s launch in May 2005 was estimated to be approximately $1.3 billion. Were Purdue to be successful on its allegations of patent infringement, Teva could ultimately be required to pay damages related to the sales of its oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

On September 12, 2002, Teva obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of hydrocodone bitartrate and ibuprofen. The District Court ruled that the U.S. patent was invalid as obvious. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court’s ruling, remanding the case for further proceedings on the issues of infringementvalidity and unenforceability. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. Teva had launched its product, hydrocodone bitartrate andibuprofen tablets, 7.5mg/200mg, in April 2003. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $108 million. On September 9, 2005, the case was dismissed with prejudice pursuant to a settlement among the parties.

In September 2002, Sicor launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Trial is scheduled for November 20, 2006. Annual sales of the branded product in the U.S. prior to Sicor’s launch were estimated to be $40 million. Were Pharmacia ultimately to be successful on its allegation of patent infringement, Sicor could be required to pay damages and be enjoined from selling that product until the patent expires in August 2007.

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order. On August 11, 2005, following a reversal and remand by the United States Court of Appeals for the Federal Circuit in the related patent dispute regarding Teva’s quinapril hydrochloride products, the United States District Court for the District of New Jersey vacated certain of its prior summary judgment rulings against Teva. No trial date has been scheduled. Were Schwarz Pharma ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages. The patent at issue expires in February 2007 and may be eligible for an additional 6-month pediatric exclusivity. An appropriate provision for this matter has been included in the accounts.

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva lauched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. On August 23, 2005, the United States District Court for the District of New Jersey granted summary judgment in

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

favor of Teva and Alpharma. Pfizer’s time to appeal has not expired. Were Pfizer ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. AstraZeneca previously commenced a patent infringement litigation against Impax relating to its omeprazole capsules and also sued Teva following its launch of the omeprazole capsules. Were AstraZeneca ultimately to be successful on its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules and be enjoined from selling that product.

In June 2005, Teva commenced sales of its 250 mg and 500 mg clarithromycin tablets, which are AB-rated to Abbott Laboratories’ Biaxin® tablets. Biaxin® had sales of about $200 million for the twelve months ended March 2005. Teva is currently involved in litigation in the United States District Court for the Northern District of Illinois, in which Abbott has asserted that Teva’s clarithromycin product infringes Abbott’s patents. Were Abbott ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling the product.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on the IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. Aventis has also brought patent infringement litigation against Teva in Tel Aviv. Were Aventis ultimately to be successful on its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In November 2005, Teva launched its azithromycin monohydrate 250 mg, 500 mg and 600 mg tablet products that are the AB-rated version of Pfizer Inc.’s Zithromax® tablets. Zithromax tablets had annual sales of approximately $1.6 billion, based on IMS data for the month ended September 2005. Teva and Pfizer have been involved in patent litigation in the United States District Court for the Southern District of New York regarding Pfizer’s azithromycin dihydrate patent. On February 9, 2006, Pfizer granted Teva a covenant not to sue with respect to the azithromycin dihydrate patent. Pfizer had previously granted Teva a covenant not to sue with respect to a food effect patent that was also the subject of litigation in the same Court. On February 8, 2006, Pfizer filed a complaint against Teva in the US District Court for the District of Delaware, alleging infringement of Pfizer’s azithromycin sesquihydrate polymorph patent. Also, on February 8, 2006, Pfizer filed a Citizens Petition with the FDA, requesting that the FDA revoke Teva’s approval for this product on the basis that Teva’s labeling failed to disclose the alleged presence of the sesquihydrate. Were Pfizer ultimately to be successful on its allegations, Teva could be required to pay damages and be enjoined from selling its azithromycin products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva’s API plant. These additional conditions, some of which were effective immediately and some of which will take effect commencing June 2006, deal primarily with the treatment and quality of waste discharged. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation which is still ongoing as of March 2006. In the event that the mediation process does not succeed and such additional conditions are not revoked by the court, Teva may have to incur additional costs or capital expenditures in order to comply with the additional conditions and/or find alternative production sites or third-party sources for certain API chemicals produced at the plant.

Competition, Pricing and Regulatory Matters

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva U.S.A acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva U.S.A was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva U.S.A are also defendants, along with Biovail and Elan in a case pending in state court in San Joaquin County, California that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA.

On February 25, 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. On January 17, 2006, the Court denied the motions to authorize the class and dismissed the matters. The claimants have filed an appeal.

Sicor is a defendant in several putative private class action complaints on behalf of Medicare and Medicaid patients nationwide who received oncology drugs as well as several actions filed by state attorneys general and one by the federal government alleging that the respective patients and the state and federal health care programs paid fraudulently inflated Average Wholesale Prices for their medicines. The litigation has been largely consolidated in federal court in Boston. Sicor is one of many defendants in each of these cases including many of the largest generic and brand name drug manufacturers alleging the same claims of fraud. In early 2004, the court

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dismissed all but one count in the complaint and discovery ensued for all parties. Sicor continues to pursue its defenses vigorously. Teva U.S.A has also been named in some related matters, which are still at a preliminary stage. An appropriate provision for certain of these matters has been included in the accounts.

NOTE 9—SHAREHOLDERS’ EQUITY:

a. Share capital:

As of December 31, 2005, there were 646.7 million ordinary shares issued and outstanding (December 31, 2004—626.8 million). These shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of ADRs, each of which represents one ordinary share, on the Nasdaq National Market in the United States. In addition, as at December 31, 2005 and 2004, there were 11.6 million and 12.4 million, respectively, of outstanding special shares, issued by a subsidiary, that are exchangeable any time at the discretion of their holder into ordinary shares of the Company at a 1:1 ratio.

During the years ended December 31, 2005 and 2004 Teva spent $379 million and $188 million respectively to repurchase 12.7 million and 6.9 million respectively of its shares pursuant to a repurchase plan authorized by Teva’s board of directors in September 2004.

Ordinary shares net of Company shares held by subsidiaries at December 31, 2005 and 2004 amounted to 618.6 million and 611.4 million respectively.

In addition to ordinary shares held by subsidiaries of the Company, as disclosed on the face of the balance sheet, the Company issued to a certain subsidiary a total of 5.6 million ordinary and ordinary “A” shares, which do not confer on their holder voting rights or rights to appoint directors (other rights are identical to those of the ordinary shares) and are not listed for trading.

Subsequent to December 2005 122.9 million shares were issued in connection with the acquisition of Ivax (see note 2a subsequent events)

In January 2004, 46.7 million shares were issued in connection with the acquisition of Sicor (see note 2a).

b. Registered offerings:

In December 2003, the Company and its finance subsidiaries filed a shelf registration statement with the U.S. Securities and Exchange Commission. Under this shelf registration statement, the Company or one or more of its indirect wholly owned subsidiaries may, from time to time, sell ADRs, debt securities and/or any other securities described in the registration statement in one or more offerings up to a total dollar amount of $2,000 million. On January 22, 2004, a Teva finance subsidiary issued Convertible Senior Debentures in an aggregate amount of $1,094 million under this shelf registration statement (see note 7).

In December 2005, the Company and its finance subsidiaries filed a shelf registration statement with the U.S. Securities and Exchange Commission. Under this shelf registration statement, the Company or one or more of its indirect wholly owned subsidiaries may, from time to time, sell ADRs, debt securities and/or any other securities described in the registration statement in one or more offerings. Subsequent to December 31, 2005, two Teva finance subsidiaries issued Convertible Senior Debentures in an aggregate amount of $1,393 million under this shelf registration statement (see note 7).

c. Employee stock option plans:

In 1999, the Company’s Board of Directors approved an option plan for employees of the Group, under which senior employees in Israel, Europe and the United States could be granted options to purchase up to

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8 million ordinary shares of the Company. Any option not exercised by the end of the exercise period will expire, unless the exercise period is extended by the Board of Directors. Through December 31, 2005, options to purchase 5.5 million ordinary shares were granted under this plan.

In August 2000, the Company’s Board of Directors approved an option plan under which, over five years, employees of the Group could be granted options to purchase up to 26.2 million ordinary shares of the Company. In addition to this authorization, in March 2003, the Company’s Board of Directors granted options to senior employees of Teva to purchase up to 9.0 million ordinary shares of the Company. During 2004, and further to the approval of August 2000, the Company’s Board of Directors approved the granting of options to purchase 4.8 million ordinary shares of the Company, of which the Chief Executive Officer and President of the Company was granted options to purchase 0.5 million ordinary shares at the exercise price of $25.03. Through December 31, 2005, options to purchase 25.3 million ordinary shares were granted at an exercise price equal to the closing price on NASDAQ or TASE, or the average price between the high and low prices on NASDAQ, as applicable, on the day of approval of each grant.

All options authorized but not granted by the Board of Directors under the Plans described in the immediately preceding paragraphs have expired and are of no further effect except for approximately 0.1 million options which remain available for future grants.

In connection with Teva’s 100 year anniversary celebration, in July 2001, the Company’s Board of Directors approved an option plan, under which options to purchase 2.5 million ordinary shares of the Company were granted to substantially all employees who were in the employ of the Group prior to September 1, 2000. Each such employee was granted options to purchase 400 ordinary shares at an exercise price of $13.89 (85% of the market value of the Company’s ADR on date of grant). Certain other employees were granted options under the same plan to purchase 0.3 million ordinary shares of the Company, at an exercise price of $14.80. The Company accounts for this stock option plan as a non-compensatory plan in accordance with the provisions of APB 25.

On September 4, 2001, the Board of Directors resolved to grant to the former Chief Executive Officer and President of the Company options to purchase 0.3 million ordinary shares at the exercise price of $17.55. On February 14, 2002, the Board of Directors resolved to grant the following options: (i) to the former Chief Executive Officer and President of the Company, options to purchase 2.8 million ordinary shares, at an exercise price of $13.91, which was determined based on the price of the Company’s share on the date the grant was approved by the shareholders’ meeting; (ii) to the Chief Executive Officer and President of the Company options to purchase 1.2 million ordinary shares at the exercise price of $15.11; and (iii) to each of the former chairman of the Board of Directors and the chairman of its Executive Committee at that time, options to purchase 0.1 million ordinary shares, at an exercise price of $13.91.

On July 27, 2005 the Shareholders approved the Teva’s 2005 Omnibus Long-Term Share Incentive Plan, under which 50 million equivalent option units which include both options exercisable into Ordinary Shares (or ADSs representing Ordinary Shares) and restrictive stock units (“RSUs”) were approved for granting. As of December 2005, the Compensation Committee of the Board had approved equivalent options of up to 4,610,628 for allotment to officers and employees of the Company at an average exercise price of $42.64 per option with an expiration date in 2012. RSUs are allocated for no consideration.

Options and RSUs were allocated in a ratio of 1 RSU being equivalent to 3 options. Out of the total 4,368,553 equivalent options granted, 274,351 RSU’s were granted (equivalent to 823,053 options) with the balance of 3,545,500 being options.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 274,351 RSUs granted with a weighted average fair value of $42.56 at the date of grant have a similar vesting period and remaining contractual life as the options granted in the Omnibus plan.

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

A summary of the status of the option plans as of December 31, 2005, 2004 and 2003, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof):

	Year ended December 31,
	2005		2004		2003
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	37,339,657	17.16	36,358,880	14.34	33,792,788	12.38
Changes during the year:
Granted**	3,657,008	42.30	8,980,699	22.50	6,980,576	21.56
Exercised	(9,997,077)	13.63	(7,704,848)	10.08	(3,954,740)	8.91
Forfeited	(257,812)	20.24	(295,074)	16.81	(459,744)	14.96

Balance outstanding at end of year	30,741,776	21.27	37,339,657	17.16	36,358,880	14.34

Balance exercisable at end of year	16,503,513	14.71	16,644,140	12.70	11,731,036	10.25

In 2004, options granted include approximately 4.3 million vested stock options issued in connection with the acquisition of Sicor, see note 2a.

** Virtually all granted at market value

The weighted average fair value of options granted during the year, estimated by using the Black & Scholes option-pricing model, was $14.3, $11.0 and $9.7 for the years ended December 31, 2005, 2004 and 2003, respectively. The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2005—0.6%, 2004—0.7% and 2003—0.7%; expected volatility of: 2005—32%, 2004—37% and 2003—40%; risk-free interest rates (in dollar terms) of: 2005—4.3%, 2004—3.6% and 2003—3.3%; and expected lives of: 2005—5 years, 2004—5 years and 2003—7 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about options outstanding at December 31, 2005:

Number of ordinary shares issuable upon exercise of options outstanding				Number of ordinary shares issuable upon exercise of options vested
Range of exercise prices	Balance at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Balance at December 31, 2005	Weighted average exercise price
		Years	$		$
$ 4.60 – $ 6.90	1,493,456	0.99	5.63	1,493,456	5.63
$ 9.85 – $14.38	7,898,255	3.58	13.92	7,497,055	13.92
$14.50 – $15.25	4,390,800	3.35	15.09	2,975,800	15.08
$15.50 – $18.25	2,456,236	1.52	16.35	2,438,736	16.34
$20.00 – $21.00	4,193,716	4.23	20.20	1,397,905	20.20
$24.00 – $28.35	3,026,681	4.83	24.84	700,561	24.37
$28.50 – $33.50	3,737,124	5.59	31.67
$35.55 – $43.00	3,545,508	6.93	42.64

	30,741,776	4.10	21.27	16,503,513	14.71

d. Retained earnings:

1) Retained earnings available for distribution as cash dividends at December 31, 2005, includes amounts, the distribution of which would attract tax of approximately $241 million (see note 10a).

2) Dividends are declared and paid in Israeli currency (“NIS”). Dividends paid per ADR in the years ended December 31, 2005, 2004 and 2003 were $0.27, $0.20 and $0.15, respectively. Subsequent to December 31, 2005, the Company declared an additional dividend of 0.34 NIS per ADR ($0.07 per ADR as of date of declaration) in respect of the fourth quarter of 2005.

NOTE 10—INCOME TAXES:

a. The Company and its Israeli subsidiaries:

Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “law”)

Various industrial projects of the Company and several of its Israeli subsidiaries have been granted “approved enterprise” status under the law. Income derived from these enterprises during a period of 10 years from the year in which these enterprises first realize taxable income, provided the maximum benefit period as determined by the law has not elapsed, is entitled to a tax exemption for undistributed profits for an initial period of 2 to 10 years, having regard to the benefit route the company had chosen and the area in which the enterprises are located, and a reduced corporate tax rate for the remainder of the period. Since the Company is over 49% non-Israeli-owned, the applicable tax rate would not exceed 20%.

In April 2005, a major amendment to the Investment Law came into effect, which is intended to provide expanded tax benefits to local and foreign investors and to simplify the bureaucratic process relating to the approval of investments qualified under the Investment Law.

Under the aforesaid amendment, certain minimum qualifying investment requirements, time restrictions in which the investment is made, and other conditions had been set for new approved enterprises or expansions. Moreover, with a view to simplifying the process relating to the approval of investments, the amendment provides that in the event that an investment project meets all of the eligibility criteria under one of the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Alternative Tracks (Standard Alternative Track, Ireland Track or Strategic Investment Track), as discussed below, a project will automatically qualify for the approved enterprise taxation benefits under the Investment Law with no need for prior approval from the Investment Center.

The amendment generally does not retroactively apply to investment programs having an approved enterprise approval certificate from the Investment Center issued prior to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendment should not impact an existing approved enterprise that received an approval certificate. The new amendment will only apply for a new approved enterprise and for a new approved enterprise expansion for which the first year of benefits may be as early as 2004.

Under the Amendment, the alternative tax benefits discussed above, which were already in effect prior to the Amendment, continue to be available, together with two new tracks: “The Ireland Track” and “The Strategic Investment Track”.

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

For certain other expansion projects, the Company and certain Israeli subsidiaries elected to apply for alternative tax benefits—waiver of grants in return for tax exemption (the “alternative tax benefits route”).

The periods of tax benefits in respect of approved enterprises entitled to the said benefits commenced in 1997—2005. Final approvals in respect of certain expansion programs have not yet been received. In the event of the distribution of dividends from the said tax-exempt income (either under the government grants route or under the alternative tax benefits route), the amount distributed will be subject to the tax rate it was exempted from (see also note 1i).

The law also allows accelerated depreciation for tax purposes on buildings, machinery and equipment used by the “approved enterprise” during five tax years commencing in the first year of operation of each asset.

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

Measurement of results for tax purposes

Results for tax purposes are measured on a real basis—adjusted for the increase in the Israeli CPI. As explained in note 1a, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate—both on annual and cumulative basis—causes a difference between taxable income and income reflected in these financial statements.

Paragraph 9 (f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax basis of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969

The Company and certain of its Israeli subsidiaries currently qualify as “industrial companies” under the above law. In accordance with this law such companies are entitled to certain benefits including accelerated depreciation on industrial buildings and equipment, a deduction of 12.5% per year of the purchase price of a good-faith acquisition of patent and certain other intangible property rights and the right to file consolidated tax returns. In addition, new regulations generally allow industrial equipment purchased during the period of July 1, 2005 until September 30, 2006 to be depreciated over a period of two tax years.

Currently, the Company files consolidated tax returns together with certain of its Israeli subsidiaries.

Tax rates in Israel applicable to income from other sources

Income not eligible for “approved enterprise” benefits, mentioned above, is taxed at a regular rate. The regular corporate tax rate in Israel in 2005 is 34%. In August 2005, an amendment to the Income Tax Ordinance was enacted whereby the corporate tax rate is to be gradually reduced as follows: in 2006—31%, in 2007—29%, in 2008—27%, in 2009—26% and in 2010 and onward—25%. Deferred income taxes balances have been adjusted accordingly; the effect of such adjustment was not material.

b. Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their country of residence.

c. Deferred income taxes:

	December 31,
	2005	2004
	(U.S. $ in millions)
Short-term deferred tax assets (liabilities)—net:
Inventory related	$7.8	$(2.4)
Sales allowance reserve	14.7	9.3
Provisions for employee related obligations	11.3	12.2
Unrealized profit from intercompany sales	53.9	58.8
Carryforward losses and deductions	6.3	2.4
Other	13.2	11.2

	107.2	91.5
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(17.7)	(9.3)

	89.5	82.2

Long-term deferred tax assets (liabilities)—net:
Property, plant and equipment and intangible assets	(210.8)	(224.4)
Provisions for employee related obligations	5.6	7.8
Carryforward losses and deductions*	86.5	154.2
Other	10.9	5.1

	(107.8)	(57.3)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(34.6)	(92.6)

	(142.4)	(149.9)

	$(52.9)	$(67.7)

*	This amount represents the tax effect of carryforward losses and deductions and expires as follows: 2007 - 2008—$4.8 million; 2009 - 2020—$24.4 million. The remaining balance—$57.3 million can be utilized with no expiration date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2005	2004
	(U.S. $ in millions)
Current assets	$95.4	$91.1
Current liabilities	(5.9)	(8.9)
Investments and other assets	76.9	62.4
Long-term liabilities	(219.3)	(212.3)

	$(52.9)	$(67.7)

d. Income before income taxes is composed of the following:

	Year ended December 31,
	2005	2004	2003
	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$748.6	$463.8	$432.8
Non-Israeli subsidiaries	560.0	139.9	439.6

	$1,308.6	$603.7	$872.4

e. The provision for income taxes included the following components:

	Year ended December 31,
	2005	2004	2003
	(U.S. $ in millions)
Current:
In Israel	$126.1	$104.2	$88.2
Outside Israel	117.3	135.9	121.9

	243.4	240.1	210.1

Deferred:
In Israel	10.2	(10.0)	(11.3)
Outside Israel	(17.4)	37.1	(17.3)

	(7.2)	27.1	(28.6)

	$236.2	$267.2	$181.5

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rate applicable to income of companies in Israel –34%, 35% and 36% for the years ended December 31, 2005, 2004 and 2003, respectively -and the actual tax expense, is as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. $ in millions)
Income before taxes on income, per consolidated statements of income	$1,308.6	$603.7	$872.4

Theoretical tax expense	$444.9	$211.3	$314.1
Decrease in tax arising from different statutory tax rates applicable to non-Israeli subsidiaries	(98.4)	(76.2)	(50.9)

	346.5	135.1	263.2
Tax benefits arising from reduced tax rates under benefit programs	(133.3)	(107.8)	(109.1)

	213.2	27.3	154.1
Increase (decrease) in taxes resulting from permanent differences:
Tax exempt income	(3.2)	(3.6)	(1.0)
Disallowable deductions	3.6	209.1 *	9.7
Difference between income reported for tax purposes and income for financial reporting purposes—net	0.5	(5.2)	(5.0)
Other—net	22.1	39.6	23.7

Income taxes in the consolidated statements of income	$236.2	$267.2	$181.5

*	Includes amounts attributable to acquisition of research and development in process and impairment of product rights

f. Tax assessments:

The Company has received final tax assessments through tax year 2001. The subsidiaries have received final tax assessments through tax years 1991-2004.

NOTE 11—ADDITIONAL FINANCIAL STATEMENT INFORMATION:

a. Inventories:

	December 31,
	2005	2004
	(U.S. $ in millions)
Raw and packaging materials	$290.8	$326.3
Products in process	149.3	169.1
Finished products	517.5	619.6
Purchased products	118.6	133.4

	1,076.2	1,248.4
Materials in transit and payments on account	38.0	37.9

	$1,114.2	$1,286.3

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Marketable securities:

1) Available-for-sale securities:

At December 31, 2005 and 2004 the fair market value, cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair market value	Cost		Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2005
Debt securities**	$1,040.1	$1,042.9		$0.7	$3.5
Equity securities	52.6	44.7		13.8	5.9

	$1,092.7	$1,087.6		$14.5	$9.4

December 31, 2004
Debt securities**	$408.1	$412.0		$1.4	$5.3
Equity securities	95.9	75.9	*	21.4	1.4

	$504.0	$487.9		$22.8	$6.7

*	Including an amount of $2.8 million at December 31, 2004, invested in an entity which is controlled by a related party. This investment was realized during 2005, with a realized gain of $1.4 million recognized in the statement of income.
**	Debt securities are reflected at amortized cost.

2) Held-to-maturity securities*:

At December 31, 2005 and 2004 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major types of debt security were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains		Unrealized losses
	(U.S. $ in millions)
December 31, 2005:
Corporate	$0.2	$0.2	$		$

December 31, 2004:
Government	$242.6	$243.8		$1.3		$0.1
Corporate	324.0	324.9		1.0		0.1

	$566.6	$568.7		$2.3		$0.2

In connection with the acquisition of Ivax in 2006, Teva reclassified the major portion of held to maturity securities to available for sale securities at December 31, 2005.

In connection with the acquisition of Sicor, in 2003 and 2004 Teva sold $490.7 million of its held to maturity securities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3) The marketable securities are presented in the balance sheets as follows:

	December 31,
	2005	2004
	(U.S. $ in millions)
Among current assets:
Cash and cash equivalents:
Available-for-sale securities	$29.0	$86.9
Held-to-maturity securities		92.7
Short-term investments:
Available-for-sale securities	935.3	89.1
Held-to-maturity securities	0.2	161.8

	964.5	430.5

Among investments and other assets:
Available-for-sale securities	128.4	328.0
Held-to-maturity securities		312.1

	128.4	640.1

	$1,092.9	$1,070.6

Debt securities, presented amongst investments and other assets, mature as follows:

Available for sale
(U.S. $ in millions)
2007	$6.3
2008	5.1
2009	4.1
2010	17.2
2011 and thereafter	43.1

$75.8

c. Short-term credit:

Short-term credit was obtained mainly from banks at a weighted average interest rate of 3.4% and 2.9% at December 31, 2005 and 2004 respectively.

As of December 31, 2005, the Group had about $465.4 million available under unused lines of credit.

d. Accounts payable and accruals:

	December 31,
	2005	2004
	(U.S. $ in millions)
Trade accounts payable	$359.7	$358.7
Sales reserves and allowances	732.9	590.9
Income taxes payable	199.8	190.6
Employees and employee related obligations	129.6	120.9
Other	462.6	382.4

	$1,884.6	$1,643.5

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e. Financial instruments and risk management:

1) Foreign exchange risk management

The Group enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge cash flows (mainly in dollars) resulting from existing assets and liabilities as well as anticipated transactions for the next twelve months which are probable, in currencies other than the functional currency. In addition, the Group takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following currencies: European (mainly—the Euro and Hungarian Forint), Israeli (NIS) and Canadian Dollars (CAD $). The writing of options is part of a comprehensive currency hedging strategy.

These transactions are for periods of less than one year. As the counterparties to the derivatives are major banks, the Company considers the inherent credit risks to be remote.

2) Interest rate swaps

In November 2005, the Company entered into an interest rate swap transaction in connection with funds required for financing the Ivax acquisition. The purpose of the transaction was to fix the interest rate for the 10 and 30 year financing of $500 million and $250 million respectively. Upon completion of the Ivax acquisition the Company entered into an off-setting transaction effectively closing the aforementioned interest swap transaction. This derivative does not qualify for hedge accounting under FAS 133, and is recognized on the balance sheet at its fair value, with changes in the fair value carried to the statements of income and included in financial expenses—net.

During 2002, the Company entered into two interest rate swap agreements with respect to the portion of the senior notes due 2008 issued in a private placement during 1998 (see note 6a). As a result of these agreements, Teva is currently paying an effective interest rate of LIBOR plus 1% on $30 million of these notes and a fixed rate of 4.5% on the remaining $45 million of these notes, as compared to the original 6.9% fixed rate. While the cash flows of interest payable and receivable under the two interest rate swap transactions are to take place on the same dates through the remaining life of these transactions, under FAS 133, only one interest rate swap transaction qualifies for hedge accounting and is accounted for as such, as more fully explained in note 6a.

3) Fair value of financial instruments:

The financial instruments of the Group consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term liabilities, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables of the Group is usually identical or close to their carrying value. The fair value of long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the Convertible Senior Debentures and long-term debentures, based on quoted market values and prevailing market rates, amounted to $1,866.4 million at December 31, 2005 (December 31, 2004—$1,796.2 million).

The fair values and the carrying amounts of derivatives are assets of $7.6 million and liabilities of $42.0 million at December 31, 2005, and assets of $50.5 million and liabilities of $5.1 million at December 31, 2004. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

f. Information on operating segments

Operating segments:

1) General:

While financial reports to Teva’s chief executive officer (its “chief operating decision maker”) evolve over time as Teva’s business develops, currently the chief operating decision maker reviews financial information on the following main disaggregated components of Teva’s business, on a quarterly basis:

a) Pharmaceutical business: sales, detailed by countries and major products; operating income data, detailed by: (i) generic pharmaceutical products, by geographic regions, as described below; (ii) global non-generic products, primarily Copaxone®; (iii) manufacturing and production of certain locations; and (iv) research and development. Teva’s pharmaceutical business operates in three main regions (clusters): North America, Europe and International (which represents areas outside of North America and Europe). Each cluster is managed by an executive who reports directly to the chief executive officer.

b) Active Pharmaceutical Ingredients (“API”) business—operating income data.

c) Veterinary business—operating income data.

d) Administration—corporate expenses.

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

Sales of the API segment to the pharmaceutical segment are recorded at the market prices of sales of similar products to non-related customers.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) Financial data relating to reportable operating segments:

	Pharmaceuticals	API	Other	Total
	(U.S. $ in millions)
Year ended December 31, 2005:
Net sales*:
To unaffiliated customers	$4,702.7	$524.1	$23.6	$5,250.4
Intersegment	0.1	542.5	1.3	543.9

Total net sales	$4,702.8	$1,066.6	$24.9	$5,794.3

Operating income	$981.1	$435.3	$1.9	$1,418.3

Assets (at end of year)	$4,069.7	$881.4	$32.9	$4,984.0

Goodwill (at end of year)	$2,024.4	$437.6		$2,462.0

Expenditures for segment assets	$218.5	$98.8	$1.5	$318.8

Depreciation and amortization	$176.0	$61.7	$1.0	$238.7

Year ended December 31, 2004:
Net sales*:
To unaffiliated customers	$4,275.6	$500.9	$22.4	$4,798.9
Intersegment	—	438.9	1.6	440.5

Total net sales	$4,275.6	$939.8	$24.0	$5,239.4

Operating income**	$307.2	$370.2	$1.9	$679.3

Assets (at end of year)	$3,873.9	$941.2	$32.0	$4,847.1

Goodwill (at end of year)	$2,099.3	$473.1	—	$2,572.4

Expenditures for segment assets	$205.9	$122.2	$0.4	$328.5

Depreciation and amortization	$161.7	$54.3	$0.9	$216.9

Year ended December 31, 2003:
Net sales*:
To unaffiliated customers	$2,885.1	$371.5	$19.8	$3,276.4
Intersegment	0.1	282.6	0.9	283.6

Total net sales	$2,885.2	$654.1	$20.7	$3,560.0

Operating income***	$692.4	$245.0	$0.5	$937.9

Assets (at end of year)	$2,582.9	$574.3	$28.0	$3,185.2

Goodwill (at end of year)	$621.7	$25.8	—	$647.5

Expenditures for segment assets	$152.2	$69.1	$0.5	$221.8

Depreciation and amortization	$94.5	$30.2	$2.6	$127.3

*	Sales of one product were approximately 12% of total net sales to unaffiliated customers for the year ended December 31, 2005. For the years ended December 31, 2004 and 2003 it approximated 10% of these sales. With respect to sales to major customers, see note 1o.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

**	Operating income for the the year ended December 31, 2004 of the pharmaceutical segment included acquisition of research and development in process and impairment of product rights, in the amounts of $596.6 million and $30.0 million, respectively.
***	Operating income for the year ended December 31, 2003 of the pharmaceutical and API segments included an amount of $100 million income from the GSK litigation settlement and $7.4 million of restructuring expenses, respectively.

c) Following is a reconciliation of the net sales, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2005	2004	2003
	(U.S. $ in millions)
Net sales:
Total sales of reportable segments	$5,769.4	$5,215.4	$3,539.3
Other sales	24.9	24.0	20.7
Elimination of intersegment sales	(543.9)	(440.5)	(283.6)

Total consolidated net sales	$5,250.4	$4,798.9	$3,276.4

Operating income:
Total operating income of reportable segments	$1,416.4	$677.4	$937.4
Other	1.9	1.9	0.5
Amounts not allocated to segments:
Elimination of intersegment items	(33.0)	(29.1)	(6.1)
General and administrative expenses	(65.5)	(65.7)	(48.1)
Other expenses	(6.9)	(6.7)	(6.3)
Financial income (expenses)—net	(4.3)	25.9	(5.0)

Consolidated income before income taxes	$1,308.6	$603.7	$872.4

Assets (at end of year):
Total assets of reportable segments	$4,951.1	$4,815.1	$3,157.2
Total goodwill of reportable segments	2,462.1	2,572.4	647.5
Other assets	32.9	32.0	28.0
Elimination of intersegment balances	(21.0)	(22.1)	(8.9)
Elimination of unrealized income	(128.8)	(106.9)	(76.2)
Assets not allocated to segments:
Current assets	2,622.4	1,439.3	1,680.0
Investments and other assets	410.6	843.6	445.1
Property, plant and equipment, net	44.1	37.1	32.8
Debt issuance costs	14.0	21.5	10.4

Consolidated assets (at end of year)	$10,387.4	$9,632.0	$5,915.9

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3) Geographical information:

Net sales by geographical areas:

	Year ended December 31,
	2005	2004	2003
	(U.S. $ in millions)
Israel	$307.2	$285.2	$256.9
United States	2,873.0	2,828.1	1,899.0
Europe	1,529.4	1,244.9	860.7
Other	540.8	440.7	259.8

	$5,250.4	$4,798.9	$3,276.4

The geographical sales information is classified by the geographical location of the customers.

Property, plant and equipment—by geographical location:

	December 31,
	2005	2004
	(U.S. $ in millions)
Israel	$536.1	$435.6
United States	243.0	239.4
Hungary	204.0	203.3
Italy	121.3	147.1
Europe, excluding Hungary and Italy	103.6	118.9
Canada	99.0	88.5
Other	53.9	45.4

	$1,360.9	$1,278.2

4) Sales by therapeutic category, as a percentage of total sales for the year ended December 31, 2005, were as follows:

%
Central Nervous System	23
Anticancer and Autoimmune	18
Cardiovascular	17
Anti-Infectives (includes antibiotics)	11
Gastro-Intestinal and Metabolism	7
Musculo-Skeletal	5
Respiratory	5
Other *	14

100

*	Includes nine other IMS therapeutic categories.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g. Restructuring expenses:

The consolidated statement of income for the year ended December 31, 2003 includes restructuring expenses in a total amount of $7.4 million relating to a decision to close one of the API plants in Israel and transfer the production of this plant to another location.

h. Financial income (expenses)—net:

	Year ended December 31,
	2005	2004	2003
	(U.S. $ in millions)
Interest expense	$33.8	$41.7	$45.2
Interest income	44.0	23.7	22.9
Exchange differences (loss) gain	9.6	(14.1)	11.8
Income (loss) from derivative financial instruments	(25.2)	55.0	4.0
Income from securities	1.1	3.0	1.5

Total finance income (expense)	$(4.3)	$25.9	$(5.0)

i. Earnings per ADR:

The net income and the weighted average number of ADRs used in computation of basic and diluted earnings per ADR for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. $ in millions)
Net income	$1,072.3	$331.8	$691.0
Interest expense on Convertible Senior Debentures, and issuance costs, net of tax benefits	8.3	11.3	17.9

Net income used for the computation of diluted earnings per ADR	$1,080.6	$343.1	$708.9

Weighted average number of ADRs used in the computation of basic earnings per ADR	618.4	612.7	536.8
Add:
Additional shares from the assumed exercise of employee stock options	12.6	16.2	14.2
Weighted average number of additional shares issued upon the assumed conversion of Convertible Senior Debentures	49.8	59.1	57.8

Weighted average number of ADRs used in the computation of diluted earnings per ADR	680.8	688.0	608.8

For the sake of clarity, the following table details the number of ordinary shares and special shares less ordinary shares held by subsidiaries as of each balance sheet date:

	December 31,
	2005	2004	2003
	(Number of shares, in millions)
Ordinary shares—issued and outstanding	646.7	626.8	555.4
Special shares—see note 9a	11.6	12.4	12.5

	658.3	639.2	567.9
Ordinary shares, held by subsidiaries	(28.1)	(15.4)	(8.6)

	630.2	623.8	559.3

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements, of management’s assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated March 17, 2006 appearing in the 2005 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel	Kesselman & Kesselman
March 17, 2006	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2005

(U.S. $ In millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2005	$36.3	$(3.3)	$2.6	$(1.8)	$33.8

Year ended December 31, 2004	$23.7	$0.7	$12.3	$(0.4)	$36.3

Year ended December 31, 2003	$21.2	$2.4	$0.6	$(0.5)	$23.7

Allowance in respect of carry forward tax losses:
Year ended December 31, 2005	$101.9	$(6.0)	$(26.2)	$(17.4)	$52.3

Year ended December 31, 2004	$81.1	$2.7	$17.0	$1.1	$101.9

Year ended December 31, 2003	$65.1	$2.9	$13.5	$(0.4)	$81.1

S-2

IVAX CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of IVAX Corporation:

We have audited the accompanying consolidated balance sheets of IVAX Corporation (a wholly-owned subsidiary of Teva Pharmaceutical Industries Limited beginning January 26, 2006) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IVAX Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 13 to the consolidated financial statements, in 2005 the Company revised its segment reporting in connection with the acquisition of PSI Holdings, Inc., the parent company of Phoenix Scientific, Inc., and reclassified prior years’ information.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida

March 9, 2006

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$319,773	$391,988
Marketable securities	4,588	6,058
Accounts receivable, net of allowances for doubtful accounts of $16,406 in 2005 and $19,212 in 2004	410,426	392,418
Inventories, net	540,743	524,644
Other current assets	221,556	206,535

Total current assets	1,497,086	1,521,643

Property, plant and equipment, net	606,055	604,647
Goodwill, net	995,035	682,778
Intangible assets, net	364,907	336,594
Other assets	57,111	66,357

Total assets	$3,520,194	$3,212,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$179,758	$177,537
Current portion of long-term debt	611,480	60,145
Loans payable	424,427	18,825
Accrued income taxes payable	18,855	34,125
Accrued expenses and other current liabilities	316,967	287,789

Total current liabilities	1,551,487	578,421

Long-term debt, net of current portion	20,340	1,057,843
Other long-term liabilities	86,453	72,855
Minority interest	12,447	12,571

Commitments and contingencies

Shareholders’ equity:
Common stock, $0.10 par value, authorized 546,875 shares, issued and outstanding 285,466 shares in 2005 and 260,531 in 2004	28,547	26,053
Capital in excess of par value	842,346	571,143
Retained earnings	1,040,111	888,503
Accumulated other comprehensive income (loss)	(61,537)	4,630

Total shareholders’ equity	1,849,467	1,490,329

Total liabilities and shareholders’ equity	$3,520,194	$3,212,019

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2005	2004	2003
Net revenues	$2,260,421	$1,837,418	$1,420,339
Cost of sales (excluding amortization, which is presented below)	1,313,515	985,125	781,383

Gross profit	946,906	852,293	638,956

Operating expenses:
Selling	322,312	272,569	212,192
General and administrative	197,969	162,391	122,414
Research and development	136,196	141,604	108,347
Amortization of intangible assets	29,592	22,488	19,719
Restructuring costs	4,848	1,374	3,706
Merger expense	19,856	—	—

Total operating expenses	710,773	600,426	466,378

Operating income	236,133	251,867	172,578
Other income (expense):
Interest income	15,355	5,545	3,710
Interest expense	(60,420)	(41,424)	(43,608)
Other income, net	29,782	5,836	11,738

Total other expense	(15,283)	(30,043)	(28,160)

Income from continuing operations before income taxes and minority interest	220,850	221,824	144,418
Provision for income taxes	69,366	23,757	45,559

Income before minority interest	151,484	198,067	98,859
Minority interest	124	(40)	188

Income from continuing operations	151,608	198,027	99,047
Income from discontinued operations, net of tax of $12,763	—	—	22,204

Net income	$151,608	$198,027	$121,251

Basic earnings per common share:
Continuing operations	$0.57	$0.79	$0.41
Discontinued operations	—	—	0.09

Net income	$0.57	$0.79	$0.50

Diluted earnings per common share:
Continuing operations	$0.55	$0.75	$0.40
Discontinued operations	—	—	0.09

Net income	$0.55	$0.75	$0.49

Weighted average number of common shares outstanding:
Basic	268,294	249,250	244,532

Diluted	278,381	268,792	248,625

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Amount
BALANCE, January 1, 2003	242,965	$24,296	$306,508	$569,225	$(215,166)	$684,863
Comprehensive income:
Net income	—	—	—	121,251	—	121,251
Translation adjustment	—	—	—	—	125,651	125,651
Unrealized net gain on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	448	448

Comprehensive income						247,350
Exercise of stock options	2,138	214	16,961	—	—	17,175
Tax benefit of option exercises	—	—	4,278	—	—	4,278
Employee stock purchases	111	11	1,027	—	—	1,038
Repurchase of common stock	(875)	(87)	(8,910)	—	—	(8,997)
Shares issued in acquisitions	1,546	155	16,335	—	—	16,490
Value of stock options issued to non-employees	—	—	114	—	—	114

BALANCE, December 31, 2003	245,885	24,589	336,313	690,476	(89,067)	962,311
Comprehensive income:
Net income	—	—	—	198,027	—	198,027
Translation adjustment	—	—	—	—	94,828	94,828
Unrealized net loss on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	(1,131)	(1,131)

Comprehensive income						291,724
Exercise of stock options	1,938	194	18,443	—	—	18,637
Tax benefit of option exercises	—	—	5,774	—	—	5,774
Employee stock purchases	100	10	1,519	—	—	1,529
Shares issued in acquisitions	12,608	1,260	208,814	—	—	210,074
Value of stock options issued to non-employees	—	—	280	—	—	280

BALANCE, December 31, 2004	260,531	26,053	571,143	888,503	4,630	1,490,329
Comprehensive income:
Net income	—	—	—	151,608	—	151,608
Translation adjustment	—	—	—	—	(65,603)	(65,603)
Unrealized net loss on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	(564)	(564)

Comprehensive income						85,441
Exercise of stock options	11,063	1,106	139,819	—	—	140,925
Tax benefit of option exercises	—	—	34,793	—	—	34,793
Employee stock purchases	101	10	1,520	—	—	1,530
Retirement of common stock	(243)	(24)	(4,642)	—	—	(4,666)
Shares issued in acquisition	4,059	406	74,760	—	—	75,166
Shares issued in settlement of debt premium and related income taxes	9,910	991	23,647	—	—	24,638
Shares issued in conversion of debt	45	5	1,064	—	—	1,069
Value of stock options issued to non-employees	—	—	242	—	—	242

BALANCE, December 31, 2005	285,466	$28,547	$842,346	$1,040,111	$(61,537)	$1,849,467

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$151,608	$198,027	$121,251
Adjustments to reconcile net income to net cash flows from operating activities:
Restructuring costs	4,848	1,374	3,706
Depreciation and amortization	107,150	82,903	76,808
Acceleration of debt issuance costs and debt discount	21,239	—	—
Merger expenses	19,856	—	—
Deferred tax (benefit) provision	(7,735)	(16,793)	17,099
Tax benefit of stock option exercises	34,793	5,774	4,278
Value of stock options issued to non-employees	242	280	114
Provision (credit) for doubtful accounts	2,272	2,627	(1,948)
Provision for inventory obsolescence	48,037	44,421	31,017
Interest accretion on notes receivable and payable, net	2,065	2,026	2,378
Minority interest in (earnings) loss	(124)	40	(188)
Equity in earnings of unconsolidated affiliates	128	(1,174)	(1,645)
(Gains) losses on sale of marketable securities	(149)	(1,634)	1,106
Gains on sale of product rights	(18,745)	(15,926)	(12,835)
Losses (gains) on sale of assets, net	1,624	(130)	119
(Gains) losses on extinguishment of debt	(2,556)	2,063	(2,323)
Income from discontinued operations	—	—	(22,204)
Changes in operating assets and liabilities:
Accounts receivable	(29,183)	(104,023)	(18,465)
Inventories	(44,653)	(115,453)	(111,953)
Other current assets	(31,013)	(23,415)	671
Other assets	(1,378)	3,046	753
Accounts payable, accrued expenses and other current liabilities	(16,787)	46,420	(3,880)
Other long-term liabilities	28,990	2,548	(1,261)

Net cash flows from operating activities	270,529	113,001	82,598

Cash flows from investing activities:
Proceeds from sale of product rights	18,745	15,926	12,835
Capital expenditures	(76,796)	(98,814)	(95,358)
Proceeds from sales of assets	3,428	2,069	2,025
Acquisitions of intangible assets	(8,043)	(2,017)	(7,798)
Acquisitions of businesses, net of cash acquired	(174,428)	(15,111)	(27,110)
Investment in affiliates	(440)	903	3,658
Purchases of marketable securities	(2,138,556)	(1,194,379)	(344,770)
Proceeds from sales of marketable securities	2,139,829	1,213,667	359,371
Net proceeds from discontinued operations	5,000	5,500	8,824

Net cash flows from investing activities	(231,261)	(72,256)	(88,323)

Cash flows from financing activities:
Borrowings on long-term debt and loans payable	786,812	812,225	28,598
Payments on long-term debt and loans payable	(1,047,253)	(623,204)	(67,298)
Payment of debt redemption premium	13,800	—	—
Exercise of stock options and employee stock purchases	137,788	20,166	18,213
Repurchase of common stock	—	—	(8,997)

Net cash flows from financing activities	(108,853)	209,187	(29,484)

Effect of exchange rate changes on cash and cash equivalents	(2,630)	7,786	14,071

Net (decrease) increase in cash and cash equivalents	(72,215)	257,718	(21,138)
Cash and cash equivalents at the beginning of the year	391,988	134,270	155,408

Cash and cash equivalents at the end of the year	$319,773	$391,988	$134,270

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands)

	Year Ended December 31,
	2005	2004	2003
Supplemental disclosures:
Interest paid, net of capitalized interest	$31,370	$32,495	$39,619

Income tax payments	$47,358	$34,431	$51,907

Income tax refunds	$17,406	$7,892	$—

Supplemental schedule of non-cash financing activities:
Debt premium settled by issuance of common stock and related income taxes	$24,638	$—	$—

Debt converted into common stock	$1,069	$—	$—

Noncash retirement of common stock	$4,666	$—	$—

Information with respect to acquisitions accounted for under the purchase method of accounting is summarized as follows:
Fair value of assets acquired	$104,066	$113,138	$55,890
Liabilities assumed	(203,927)	(52,158)	(4,874)

Net (liabilities assumed) assets acquired	(99,861)	60,980	51,016

Purchase price:
Cash, net of cash acquired	173,033	2,640	25,592
Acquisition costs	1,395	12,471	1,518
Forgiveness of note receivable and related cost	—	3,916	—
Present value of future minimum royalty payments	—	—	48,638
Fair market value of stock and options issued	75,166	210,074	16,490

Total	249,594	229,101	92,238

Goodwill	$349,455	$168,121	$41,222

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

(1) Organization:

IVAX Corporation is a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. These products are sold primarily to customers within the United States, Europe and Latin America. All references to “IVAX,” “our,” “us” or “we” mean IVAX Corporation and its subsidiaries unless otherwise required by the context.

On July 25, 2005, we entered into a definitive Agreement and Plan of Merger with Teva Pharmaceutical Industries Ltd. (Teva), providing for IVAX to be merged into a wholly-owned subsidiary of Teva. Under the terms of the agreement, at the effective time of the merger, shares of our common stock will, at the election of the shareholder, be converted into either $26 in cash or 0.8471 ordinary shares of Teva, which will trade in the United States in the form of American Depository Receipts (ADSs), subject to proration such that no more than one-half of such elections are for cash and no more than half are for Teva ADSs. On October 27, 2005, our shareholders and Teva’s shareholders approved the merger agreement and the merger. During August 2005, due to the potential impact of the merger on certain employees, we implemented a retention program for certain U.S. employees and have accrued retention costs and other merger expenses of $19,856, which is included in “Merger expense” in the accompanying consolidated statements of operations for the year ended December 31, 2005. On January 26, 2006, IVAX became a wholly owned subsidiary of Teva (See Note 18, Subsequent Events).

(2) Summary of Significant Accounting Policies:

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of IVAX Corporation and its subsidiaries. In accordance with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46R, Consolidation of Variable Interest Entities, we consolidate variable interest entities for which management has concluded that IVAX is the primary beneficiary. Entities that do not meet the definition of a variable interest entity are subject to the provision of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, and are consolidated when management has determined that IVAX has the controlling financial interest. Investments in affiliates representing 20% to 50% ownership interests are recorded under the equity method of accounting. Investments in affiliates representing less than 20% ownership interests are recorded at cost. The minority interest held by third parties in majority owned subsidiaries is separately stated. All significant intercompany balances and transactions have been eliminated in consolidation. For purposes of these financial statements, North America includes the United States and Canada and Mexico is included within Latin America.

Reclassifications—Certain amounts presented in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the current year presentation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We periodically evaluate estimates and assumptions used in the preparation of the financial statements and make changes on a prospective basis when adjustments are necessary. Significant estimates include the allowance for

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

doubtful accounts receivable, deferred tax assets and valuation allowances, inventory writedowns and reserves, environmental reserves, litigation, the useful lives of intangible assets and sales returns and allowances, including, but not limited to, chargebacks, rebates, returns and shelf-stock adjustments.

During the year ended December 31, 2004, our net revenues and gross profit benefited by $8,100, $5,144 net of tax, due to the positive resolution of previously accrued potential service level claims. In addition, our tax provision and net income benefited by net changes of $5,749 from the reversal of $8,577 of tax reserves, relating to prior years’ tax issues at three of our foreign subsidiaries, that on review were determined to no longer be necessary, partially offset by $2,828 of additional valuation allowance recorded against a deferred tax asset at another European subsidiary (see Note 10, Income Taxes, for additional information). The total impact of these changes increased net income by $10,893, or $0.04 per diluted share.

During the year ended December 31, 2003, as a result of improvements in our return and customer inventory experience, doubtful accounts and analysis of tax reserves, our estimates of product returns and other sales allowances, inventory obsolescence, allowance for doubtful accounts and income tax exposures decreased and, accordingly, we recognized increased net revenues, reduced cost of sales, reduced bad debt expense and reduced income tax provision. During the year ended December 31, 2003, these changes increased net revenues by $13,733, reduced cost of sales by $824, reduced bad debt expense by $3,673, reduced the income tax provision by $2,700, increased net income by $14,029 and increased diluted earnings per share by $0.06.

Cash and Cash Equivalents—We consider all investments with a maturity of three months or less as of the date of purchase to be cash equivalents.

Marketable Securities—Short-term investments in marketable debt securities generally mature between three months and three years from date of purchase or are auction rate securities or variable rate demand obligations with final maturities longer than three years, but with interest rates resetting every 28 or 35 days through an auction mechanism. These short-term marketable securities consist primarily of taxable municipal bonds, corporate bonds, government agency securities and commercial paper. It is our intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, most securities are deemed short-term, are classified as available-for-sale securities and are recorded at market value using the specific identification method. Unrealized gains and losses, net of tax, are reflected in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Realized gains and losses are included in “Other income, net” in the accompanying consolidated statements of operations using the specific identification method.

We have investments in marketable securities that are deemed long-term, available-for-sale, which are marked to market value using the specific identification method. Unrealized gains and losses, net of tax, are reflected in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Realized gains and losses are included in “Other income, net” in the accompanying consolidated statements of operations using the specific identification method. In addition, we have one investment in a limited investment partnership. In accordance with Emerging Issues Task Force (EITF) Topic D-46, Accounting for Limited Partnership Investments, investments in limited investment partnerships representing greater than 5% ownership interests are considered to be more than minor and are accounted for under the equity method; otherwise, they are carried at cost. These investments are included in “Other assets” in the accompanying consolidated balance sheets.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Investments in marketable securities consist of the following:

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mutual funds	$4,588	$—	$—	$4,588
Equity securities	145	40	—	185
Corporate bonds	14	—	—	14

Total marketable securities	4,747	40	—	4,787
Less: Short-term marketable securities	4,588	—	—	4,588

Long-term marketable securities	$159	$40	$—	$199

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mutual funds	$1,408	$—	$—	$1,408
Auction rate securities	4,650	—	—	4,650
Equity securities	156	57	—	213
Corporate bonds	14	—	—	14

Total marketable securities	6,228	57	—	6,285
Less: Short-term marketable securities	6,058	—	—	6,058

Long-term marketable securities	$170	$57	$—	$227

Concentration of Credit Risk—We sell a significant amount of brand equivalent pharmaceutical products to a relatively small number of retail drug chains and drug wholesalers, primarily in the United States, which represents an essential part of the distribution chain of pharmaceutical products in the United States. The total net accounts receivable balances of our two subsidiaries that sell to this concentration of customers represented approximately 38% of our accounts receivable balances as of December 31, 2005, and December 31, 2004.

Accounts receivable are recorded concurrently with sales unless there is significant uncertainty regarding collection, in which case the sale is not recorded in revenues. Credit is extended to customers based on evaluation of the customer’s financial condition and collateral is generally not required. We monitor the credit worthiness of our customers and review outstanding receivable balances for collectibility on a regular basis and record allowances for doubtful accounts as necessary. Some of the factors that we consider in determining whether to record an allowance against accounts receivable include the age of the receivable, historical write-off experience and current economic conditions.

We follow an investment policy that limits investments in individual issuers that meet certain minimum credit rating and size requirements, generally, to the lesser of $10,000 or 10% of program size.

Other Concentrations—Some components and materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. Additionally, in many cases we have listed only one supplier in our applications with the FDA and foreign governmental authorities. This includes products that have historically accounted for a significant portion of our revenues.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Inventories—Inventories are stated at the lower of cost (first-in, first-out) or market. Components of inventory cost include materials, labor and manufacturing overhead. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life of the inventory and current market price of the inventory.

Inventories consist of the following:

	December 31,
	2005	2004
Raw materials	$244,691	$194,183
Work-in-process	77,098	81,202
Finished goods	218,954	249,259

Total inventories	$540,743	$524,644

Pre-launch Inventories—We have made, are in the process of making and/or will scale-up and make commercial quantities of certain of our product candidates prior to the date we anticipate that such products will receive final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation involving them (i.e., pre-launch inventories). The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the governmental agencies on a timely basis, or ever, and/or that the outcome of related litigation may not be satisfactory. This risk notwithstanding, we plan to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval and/or satisfactory resolution of patent infringement litigation when we believe that such action is appropriate in relation to the commercial value of the product launch opportunity.

As of December 31, 2005, we had approximately $50,746 in inventories, primarily raw materials, relating to products pending launch while we await receipt of final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation. Approximately 42% of our pre-launch inventories represent inventories for fluticasone, for which the brand product’s patent protection has expired and we are awaiting regulatory approval in the U.S. to sell our generic equivalent.

During the first quarter of 2005, we reclassified $17,147 of pre-launch inventory to long-term assets, which is classified as a deposit since the inventory is not expected to be saleable in the next year, but the vendor has an obligation to refresh the inventory if it is expired when we are ready to launch. Depending upon the outcome of patent litigation, we may not be able to launch the product until 2011. This amount will be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Property, Plant and Equipment—Property, plant and equipment are carried at cost less accumulated depreciation and amortization and consist of the following:

	December 31,
	2005	2004
Land	$41,095	$38,159
Buildings and improvements	350,602	341,787
Machinery and equipment	403,036	397,340
Furniture and computer equipment	106,054	109,249
Construction in process	74,172	62,382

Total cost	974,959	948,917
Less: Accumulated depreciation and amortization	368,904	344,270

Property, plant and equipment, net	$606,055	$604,647

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements (10 - 40 years), machinery and equipment (3 - 10 years) and furniture and computer equipment (2 - 10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or their estimated useful lives. Costs of major additions and improvements are capitalized and expenditures for maintenance and repairs that do not extend the life of the assets are expensed. Upon sale or disposition of property, plant and equipment, the cost and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to operations. Depreciation expense was $76,784 in 2005, $59,029 in 2004 and $56,387 in 2003.

Capitalization of Software Development Costs—Costs associated with software developed or obtained for internal use are capitalized when the preliminary project stage is completed and management has authorized further funding for the project, it is probable that the project will be completed and the software will be used for the intended purpose. Costs capitalized include external direct costs of materials and services consumed, payroll and payroll-related costs for employees directly associated with or who devote time to the project and interest costs incurred while developing the software. Upgrades and enhancements that add functionality are capitalized. Costs of training, maintenance, data conversion and nonspecific upgrades and enhancements are expensed.

Capitalization of Interest—Total interest costs incurred were $62,067 in 2005, $46,208 in 2004 and $45,717 in 2003, of which the amount capitalized on certain construction projects was $1,647 in 2005, $4,784 in 2004 and $2,109 in 2003. See Note 8, Debt, regarding the acceleration of amortization of debt issuance costs and debt discount in 2005.

Impairment of Goodwill and Intangibles—We have recorded on our balance sheets both goodwill and intangible assets, which consist of patents and technologies, trademarks, product registrations and other licenses. Intangible assets with definite lives are amortized and reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually.

When factors indicate that an asset may be impaired, we use various methods to estimate the asset’s future cash flows expected to result from the use of the asset and its eventual disposition. Impairment of goodwill and indefinite-lived intangibles is determined to exist when the fair value is less than the carrying value of the assets being tested. Impairment of definite-lived intangibles is determined to exist when future undiscounted cash flows

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

related to the assets are less than the carrying value of the assets. Any impairment amount is charged to operations. Because the process of testing for impairment involves management making estimates with respect to future sales volumes, pricing, new product launches, anticipated cost environment and overall market conditions and because these estimates form the basis for the determination of whether or not an impairment charge should be recorded, these estimates are considered to be critical accounting estimates. We test the goodwill related to the acquisition of the respiratory business in Europe on a regional basis since the business and sales are throughout Europe. Other than insignificant amounts that were recorded as “General and administrative expense” in the accompanying consolidated statement of operations during the year ended December 31, 2005, we determined through our estimates that no impairment of goodwill or intangible assets existed. We are continuing to monitor the intangibles related to our operations in France as competition in the generic pharmaceutical environment in this region remains strong and we continue to incur operating losses. Additionally, we are monitoring our Nasarel asset as patents related to competitive brand products expire, new generic products are introduced and products are transitioned to over-the-counter, all of which could have an adverse impact on revenues and gross profit related to this product. We will continue to assess the carrying value of our goodwill and intangible assets in accordance with applicable accounting guidance.

Intangible assets with definite lives are amortized and carried at cost less accumulated amortization. Intangible assets with indefinite lives are carried at cost. Intangible assets consist of the following:

	December 31,
	2005		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patents and related licenses	$84,648	$56,631	$76,867	$55,494
Trademarks	146,342	37,098	146,107	30,042
Licenses and other intangibles	261,663	86,888	217,799	45,589

Total	$492,653	$180,617	$440,773	$131,125

Unamortized intangible assets:
Trademarks and product registrations	$52,871		$26,946

Patents, trademarks, licenses and other intangible assets with finite lives are amortized using the straight-line method over their respective estimated lives (ranging from 1 - 20 years), while those with indefinite lives are not amortized. On an annual basis by region, we evaluate the recoverability of intangible assets and evaluate events or circumstances that have occurred that warrant revising estimates of useful lives or that indicate that an impairment exists. During the first quarter of 2005, we reclassified our product registration intangible assets in one Latin American country with a recorded book value of $3,317 from indefinite-lived to definite-lived due to a change in regulatory requirements. These intangible assets are now being amortized over their five-year estimated remaining useful lives. During the fourth quarter of 2005, we finalized our estimate of the fair value of intangible assets of Kutnowskie Zaklady Farmaceutyczne “POLFA” SA (Polfa Kutno). The weighted average life of patents, trademarks, licenses and other intangibles was 13.2 years at December 31, 2005, and 14.4 years at December 31, 2004. Certain of our amortization expense is included in research and development expense. Amortization expense was $30,051 in 2005, $23,015 in 2004 and $20,421 in 2003.

Estimated intangible assets amortization expense for the next five years is approximately $28,470 in 2006, $30,158 in 2007, $28,597 in 2008, $28,260 in 2009, and $25,826 in 2010.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Impairment of Long-Lived Assets—We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may require revision or the remaining net book value may not be recoverable. When factors indicate that an asset may be impaired, we use various methods to estimate the asset’s future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations.

Foreign Currencies—Our operations include subsidiaries which are located outside of the United States. Assets and liabilities as stated in local currencies are translated at the rate of exchange prevailing at the balance sheet date. The gains or losses that result from this process are shown in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Amounts in the statements of operations are translated at the average rates for the period. Foreign currency transaction gains and losses arising from cash transactions are credited to or charged against current earnings. If the economy of Venezuela again becomes hyperinflationary, the local currency financial statements of our Venezuelan operations will be remeasured into United States dollars by translating monetary assets and liabilities at the current exchange rate, non-monetary assets and expenses related to non-monetary assets at the historical rates, and revenues and expenses at the average exchange rate in effect during the year.

Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable, loans payable and accounts payable approximate fair value due to the short maturity of the instruments and reserves for potential losses, as applicable. The disclosed fair value of marketable securities, other assets and long-term debt is estimated using quoted market prices, whenever available, or an appropriate valuation method (See Note 6, Investments In and Advances to Unconsolidated Affiliates, and Note 8, Debt).

We do not speculate in the foreign exchange market. We may, however, from time to time, manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange forward contracts. We enter into these contracts with counterparties that we believe to be creditworthy and do not enter into any leveraged derivative transactions. These foreign exchange forward contracts generally require us to exchange local currencies for foreign currencies based on pre-established exchange rates at the contracts’ maturity date. As the exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are generally recognized in the consolidated statements of operations at maturity. These gains and losses are recorded in the same income statement captions as the related hedged cash flows. Gains and losses on the ineffective portion of these hedges are recorded in “Other income, net” in the accompanying consolidated statement of operations. Prior to maturity, unrealized gains or losses are recorded, net of tax, in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Costs associated with entering into these contracts are amortized over the contracts’ lives, which typically are less than one year. We held foreign exchange forward contracts with notional principal amounts of $5,169 at December 31, 2005, which mature from January 2006 through March 2006, and $21,535 at December 31, 2004, which matured from January 2005 through July 2005, primarily to hedge Euro-based operating cash flows against Pounds Sterling. If Pounds Sterling were to strengthen by 5% in relation to the Euro, our hedged foreign currency cash-flows expense would increase by $258, offset by a gain of $258 on the derivative contracts, with a net effect of zero. As exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are recognized in the consolidated statement of operations at maturity, and offset the impact of the change in exchange rates on the foreign currency cash flows that are hedged.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

In addition, we have short-term balances that are denominated in foreign currencies. A portion of these balances are hedged, from time to time, using foreign exchange forward contracts, and gains and losses on these contracts are included in the consolidated statements of operations as they arise. We recorded a net foreign exchange transaction gain of $5,135 in 2005, loss of $8,013 in 2004 and loss of $10,013 in 2003, which are included in “Other income, net” in the accompanying consolidated statements of operations.

Revenue Recognition—Revenues and the related cost of sales are recognized when title to our products and the risks and rewards of ownership pass to our customers and when provisions for revenue dilution items, including chargebacks, returns, shelf stock adjustments, discounts, promotional allowances, rebates, reimbursements relating to Medicaid and Medicare and other allowances are reasonably determinable. These revenue dilution provisions totaled $1,037,648 in 2005, $875,871 in 2004 and $647,264 in 2003. The reserve balances related to these provisions are included in the following balance sheet accounts:

	December 31,
	2005	2004
Accounts receivable	$135,007	$147,330
Accrued expenses	145,508	127,240

Total sales returns and allowances reserves	$280,515	$274,570

Our policy regarding sales to customers is that we do not recognize revenue from, or the cost of, such sales where we believe the customer has more than a demonstrably reasonable level of inventory. We make this assessment based on historical demand, purchases and estimated inventory levels.

We estimate allowances for revenue dilution items using a combination of information received from third parties, including market data, inventory reports from our major U.S. wholesale customers, historical information and analysis that we perform. The key assumptions used to arrive at our best estimate of revenue dilution reserves are our estimate of inventories that are on-hand in our distribution channels, our estimate of future price declines and our estimate of potential returns. The same basic set of factors is considered in each analysis that we perform. The factors we use are estimated customer inventory levels, contractual prices and related terms, the number of other competing generic equivalents that are expected in the market, the expected size of the market and any expected trends regarding market growth or contraction. Our estimates of inventory at wholesale customers and in the distribution channels are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information may itself rely on estimates, and reflect other limitations. Provisions for estimated rebates and other allowances, such as discounts, promotional and other credits are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and contract terms. We believe that such provisions are determinable due to the limited number of assumptions involved and the consistency of historical experience. Provisions for chargebacks, returns and shelf stock adjustments involve more subjective judgments and are more complex in nature. These provisions are discussed in further detail below.

Chargebacks—The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. We market products directly to wholesalers, distributors, retail pharmacy chains, independent pharmacies, mail order pharmacies and group purchasing organizations. We also market products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes and pharmacy benefit management companies, collectively referred to as “indirect customers.” We enter into agreements with indirect customers to establish contract pricing for certain products. The indirect customers then select a wholesaler from which to actually purchase the products at these contracted prices. Alternatively, certain wholesalers may enter

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

into agreements with indirect customers, which establish contract pricing for certain products, which the wholesalers provide. Under either arrangement, we will provide credit to the wholesaler for any difference between the contracted price with the indirect party and the wholesaler’s invoice price. Such credit is called a chargeback. The provision for chargebacks is based on our historical chargeback experience and estimated wholesaler inventory levels, as well as expected sell-through levels by our wholesale customers to indirect customers. Our estimates of inventory at wholesale customers and in the distribution channels are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information may itself rely on estimates, and reflect other limitations. We continually monitor our provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established reserves.

Returns—Consistent with industry practice, we maintain a return policy in certain markets that allows our customers to return product within a specified period prior to, and subsequent to, the product’s expiration date. Our estimate of the provision for returns is based upon our historical experience with actual returns and estimated levels of inventory in the distribution channel. We make adjustments to the provision for returns in the event that it appears that actual product returns may differ from our established reserves.

Shelf Stock Adjustments—Shelf stock adjustments are credits issued to reflect decreases in the selling prices of our products and are based upon our estimates of the amount of product that our customers have remaining in their inventories at the time of the anticipated price reduction. Decreases in our selling prices are discretionary decisions we make to reflect market conditions. We have contractual agreements with many of our customers which require that we grant these customers inventory credit following a price decrease. In other cases, the determination to grant a credit to a customer following a price decrease is at our discretion. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow us to maintain shelf space, market share and customer loyalty. Amounts recorded for estimated shelf stock adjustments are based upon specified terms with certain customers, estimated launch dates of competing products, estimated declines in market price and estimates of inventory held by the customer. These estimates are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information may itself rely on estimates, and reflect other limitations. We regularly monitor these and other factors and evaluate our reserves and estimates as additional information becomes available.

In accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, our accounting policy is to review each contract to determine if there are multiple revenue-generating activities that constitute more than one unit of accounting. Revenue is recognized for each unit of accounting based on revenue recognition criteria relevant to that unit. Up-front payments are deferred, if appropriate, and recognized into revenues over the obligation period. During the first quarter of 2004, we earned a $25,500 milestone payment under a product collaboration and development agreement with Mayne Group Limited for the marketing and distribution of our injectable paclitaxel product in Europe. This agreement is a multiple-element revenue arrangement containing a development and regulatory approval component. When the obligations and criteria for earning the milestone were satisfied, the milestone was recognized in other revenue. The arrangement also includes a license component containing a profit-split arrangement and an up-front payment that we received and deferred that is being amortized to other revenue over the license term due to obligations under the license agreement. In addition, the agreement contained a short-term supply arrangement that we determined contained fair market terms. During the second quarter of 2005, we renegotiated our arrangement with Mayne to provide Mayne with an exclusive license in perpetuity of the marketing rights for Paxene® in the same countries and received $39,000 during the second quarter of 2005, which, after deduction of a related intangible asset, resulted in a net gain of $35,100. That gain was deferred as of the June 10, 2005, signing date due to certain obligations we had through December 31, 2005. As of June 30, 2005, deferred revenue under the Mayne arrangement totaled

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

$30,100. The deferred revenue was being recognized evenly in other revenue through December 31, 2005. During the third quarter of 2005, we amended the arrangement with Mayne terminating our future obligations in the third quarter of 2005. This accelerated $15,000 of other revenue into the third quarter of 2005 that would otherwise have been recorded in the fourth quarter of 2005. As a result, we recognized our entire remaining $30,100 of deferred revenue under the Mayne arrangement in other revenues and gross profit during the third quarter of 2005. We expect to continue to receive earn-out payments under the agreement based upon sales of paclitaxel by Mayne in the licensed territory, albeit at rates significantly lower than the profit-sharing rates in the original agreement. We will continue to sell Paxene® and paclitaxel directly or through other distributors outside of the European territories licensed to Mayne. During the second quarter of 2004, we earned a $5,000 milestone payment under another product collaboration and development agreement that is a multiple-element revenue arrangement for which an up-front payment was deferred in a prior year and is being amortized to other revenues over the obligation period. During 2003, we earned approximately $6,000 in milestone payments under a license and development agreement.

Royalty and license fee income are recognized when obligations associated with earning the royalty or licensing fee have been satisfied and are included in “Net revenues” in the accompanying consolidated statements of operations. Royalties earned under license agreements were $2,759 in 2005 $2,318 in 2004 and $1,837 in 2003.

Shipping and handling fees billed to customers are recognized in net revenues. Shipping and handling costs are included in cost of sales.

Legal Costs—Legal charges are recorded for the costs anticipated to be incurred in connection with litigation and claims against us when we can reasonably estimate these costs.

Research and Development Costs—Research and developments costs related to future products are expensed currently.

Sale of Subsidiary Stock—Our accounting policy for sales of subsidiary stock is income statement recognition. Accordingly, gains and losses on sales are recorded in “Other income, net” in the consolidated statement of operations.

Income Taxes—The provision for current income taxes is based on the consolidated United States entities’ and individual foreign companies’ estimated tax rates for the applicable year. Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period (See Note 10, Income Taxes).

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income in the jurisdictions associated with these carryforwards. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

We believe that our estimates for the valuation allowances reserved against the deferred tax assets are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions’ tax court systems. We record a liability for tax contingencies when we believe it is probable that we will be assessed and the amount of the contingency can be reasonably estimated. The tax contingency reserve is adjusted for changes in facts and circumstances, and additional uncertainties. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for tax contingency reserves are appropriate and sufficient to pay assessments that may result from examinations of our tax returns; however, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

Earnings Per Common Share—A reconciliation of the numerator and denominator of the basic and diluted earnings per share computation for income from continuing operations is as follows:

	Year Ended December 31,
	2005	2004	2003
Numerator:
Income from continuing operations	$151,608	$198,027	$99,047
Interest expense on 1.5% contingently convertible debt, net of tax	640	3,952	—

Adjusted income from continuing operations	$152,248	$201,979	$99,047

Denominator:
Basic weighted average number of shares outstanding	268,294	249,250	244,532
Effect of dilutive securities—stock options and warrants	5,540	5,680	4,093
Conversion equivalent of dilutive contingently convertible debt	4,547	13,862	—

Diluted weighted average number of shares outstanding	278,381	268,792	248,625

Not included in the calculation of diluted earnings per share because their impact is antidilutive:
Stock options outstanding	3,068	6,063	11,271
Convertible debt	8,861	16,910	27,369

Accumulated Other Comprehensive Income (Loss)—Other comprehensive income refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Accumulated other comprehensive income (loss) is comprised of the cumulative effects of foreign currency translation and unrealized gains and losses on available-for-sale equity securities and derivatives.

Stock-Based Compensation Plans—As permissible under Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, we account for all stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, as interpreted by FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and disclose pro forma net earnings and earnings per share amounts as if the fair value method had been adopted. Accordingly, no compensation cost is recognized for stock option awards granted to employees at or above fair market value. See Note 2, Recently Issued Accounting

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Standards, for discussion of SFAS No. 123 (revised 2004), Shared-Based Payments (SFAS No. 123R and amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS No. 123R).

Our pro forma net income, pro forma net income per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming we had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of SFAS No. 123, using the Black-Scholes option pricing model, are indicated below (See Note 12, Shareholder’s Equity, for comments regarding the acceleration of vesting of stock options in 2004):

	Year Ended December 31,
	2005	2004	2003
Net income as reported	$151,608	$198,027	$121,251
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	13,857	54,549	16,851

Pro forma net income	$137,751	143,478	$104,400
Basic net income per share as reported	$0.57	$0.79	$0.50
Pro forma basic net income per share	$0.51	$0.58	$0.43
Diluted net income per share as reported	$0.55	$0.75	$0.49
Pro forma diluted net income per share	$0.50	$0.54	$0.42
Pro forma weighted average fair value of options granted	$4.93	$7.20	$4.15
Expected life (years)	4.6	4.6	4.8
Risk-free interest rate	3.8-4.4%	3.1-4.6%	2.7-4.0%
Expected volatility	25%	25%	26%
Dividend yield	0%	0%	0%

Valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns. During the fourth quarter of 2004, it was determined that our stock option program did not include the impact of forfeitures in the report of the fair value of compensation expense. Accordingly, the amount reported for 2003 was reduced by $3,851 to reflect the impact of forfeitures.

Recently Issued Accounting Standards—In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period specific effects or cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities at the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment is to be made to the opening balance of retained earnings for that period. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, it requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement defines “retrospective application” as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. It also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. It is effective for fiscal years beginning after December 15, 2005. The impact of adoption of this statement is not expected to be significant.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143, which clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the entity’s control. It requires recognition of a liability for the fair value of a conditional asset retirement if the fair value of the liability can be reasonably estimated, with the uncertainty about the timing and/or method of settlement factored into the measurement of the liability when sufficient information exists. It is effective for fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but not required. The impact of adoption was not significant.

In December 2004, the FASB issued SFAS No. 123R, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It requires compensation costs related to share-based payment transactions to be recognized in the financial statements. It applies to all awards granted after the effective date and is not applied to awards granted in periods before the effective date, except to the extent that the prior periods’ awards are modified, repurchased or cancelled after the effective date. This Statement can be adopted under two methods, the modified prospective or the modified retrospective applications. Under the modified prospective application, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date should be recognized as the requisite service is rendered on or after the effective date. The compensation cost for that portion of awards should be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosure under SFAS No. 123. Changes to the grant-date fair value of awards granted before the effective date of this Statement are precluded. The compensation cost for those earlier awards should be attributed to periods beginning on or after the effective date of this Statement using the attribution method that was used under SFAS No. 123, except that the method of recognizing forfeitures only as they occur should be continued. Any unearned or deferred compensation related to those earlier awards should be eliminated against the appropriate equity accounts. The modified retrospective application may be applied to all prior years that SFAS No. 123 was effective or only to prior interim periods in the year of initial adoption if the effective date of SFAS No. 123R does not coincide with the beginning of the fiscal year. It was to be effective as of the first interim or annual reporting period that begins after June 15, 2005. The cumulative effect of the initial application of this Statement, if any, is to be recognized as of the effective date. Upon adoption, we will be required to reclassify excess tax benefits, as defined in the Statement, from stock option exercises from Cash flows from operating activities to Cash flows from financing activities in the Consolidated Statements of Cash Flows.

Effective April 21, 2005, the Securities and Exchange Commission (SEC) issued an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS No. 123R. Under the amendment, registrants are required to file financial statements that comply with SFAS No. 123R the first quarter of the first fiscal year beginning after June 15, 2005. We intend to comply with SFAS No. 123R effective January 1, 2006. We expect that under the modified prospective method of adoption, during 2006 we will not be required to record additional compensation expense for awards granted under our 2004 Incentive Compensation Plan that were outstanding as of December 31, 2005, as all such awards are fully vested. On October 27, 2005, our shareholders voted to approve the proposed merger with TEVA. As a result, based on the terms of the plans, all unvested stock options outstanding under our 1997 Employee Stock Option Plan and our 1994 Stock Option Plan became vested. Accordingly, we do not expect that we will be required to record additional compensation expense during 2006 for stock options outstanding as of December 31, 2005, under the 1997 or 1994 plans. We also expect that compensation expense will be required to be recorded for future awards of share-based payments.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4, which requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. It is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The impact of adoption of this statement is not expected to be significant.

On September 30, 2004, the EITF reached a consensus on Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share, concluding that contingently convertible debt instruments should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. This consensus was effective for reporting periods ending after December 15, 2004, and required prior period earnings per share amounts presented for comparative purposes to be restated utilizing a transition method. The transition method agreed upon by the EITF is a modified restatement approach that results in a company applying the consensus to the terms of the security at the adoption date. As such, if the terms of the security are changed prior to the adoption date, it is the changed terms to which the consensus is applied. We adopted the consensus in the fourth quarter of 2004. The impact of adoption reduced our reported diluted earnings per share for each of the three month periods ended March 31, 2004, June 30, 2004, and December 31, 2004, by $0.01 per share and for the year ended December 31, 2004 by $0.03 per share. There was no impact on the prior years’ reported diluted earnings per share.

(3) Mergers and Acquisitions:

On May 11, 2005, we completed our acquisition of PSI Holdings, Inc., the parent company of Phoenix Scientific, Inc. (Phoenix), a generic veterinary pharmaceutical manufacturing company by purchasing the outstanding securities of PSI Holdings, Inc., for 4,059 shares of our common stock, valued at $75,166 and $196,742 in cash. The total purchase price, including acquisition costs of $1,395 less cash acquired of $23,709, was $249,594. Phoenix manufactures and develops veterinary pharmaceutical products for the animal healthcare industry throughout the United States. We acquired Phoenix to integrate our existing veterinary operations with Phoenix to form IVX Animal Health, Inc. and to expand our veterinary operations. Prior to acquisition, Phoenix had outstanding $150,000 of senior secured notes, bearing interest at 11.5%, with a maturity date of October 1, 2009. The effective interest rate on these notes was 13.4%. Prior to the close of the acquisition, Phoenix called the notes for redemption. Based upon the date of redemption, under the terms of the indenture governing the notes, Phoenix was required to pay a premium for redemption of these notes. On May 16, 2005, Phoenix’ 11.5% senior secured notes were redeemed at the principal amount, plus the redemption premium of $13,800, which was accrued in the opening balance sheet, and accrued interest of $2,156. The preliminary allocation of the purchase price is subject to adjustment based on receipt of final information on the fair value of assets acquired and liabilities assumed. The operating results of Phoenix are included in the consolidated financial statements subsequent to the May 11, 2005, acquisition date.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, the purchase price paid and resulting goodwill.

Current assets, excluding cash acquired	$47,714
Property, plant and equipment	28,582
Intangible assets	27,520
Other assets	250

Total assets acquired	104,066

Current liabilities	27,842
Long-term debt	176,085

Total liabilities assumed	203,927

Net liabilities assumed	$(99,861)

Purchase price:
Cash paid, net of cash acquired	$173,033
Acquisition costs	1,395
Fair market value of stock issued	75,166

Total	$249,594

Goodwill	$349,455

Phoenix’ results of operations prior to the acquisition were not significant in relation to our consolidated results of operations.

On June 1, 2004, we indirectly acquired from Recordati Industria Chimica e Farmaceutica S.p.A. (Recordati) 469 shares of Polfa Kutno, by purchasing the outstanding securities of KZFPK Holdings, Inc., a Delaware corporation, for 2,169 shares of our common stock, valued at $41,627. The shares purchased represent 24.99% of the total share capital in Polfa Kutno, a pharmaceutical company listed on the Warsaw Stock Exchange. On December 15, 2004, we acquired 97.23% of the remaining outstanding shares of Polfa Kutno in exchange for 9,606 shares of our common stock, valued at $152,549. During 2005, we completed the cash tender offer for the remaining outstanding 38.96 shares of Polfa Kutno for approximately $4,270 increasing our ownership percentage to 100%. The total purchase price, including acquisition costs in connection with this transaction and the transaction with Recordati of $8,929 less cash acquired of $95, was $207,280. Polfa Kutno markets and manufactures a wide variety of prescription and over-the-counter pharmaceutical products. We acquired Polfa Kutno to complement our existing businesses and provide new products and marketing opportunities. We recorded $737 of equity in earnings of Polfa Kutno during the period June 1, 2004, through December 15, 2004. The operating results of Polfa Kutno are included in the consolidated financial statements subsequent to the December 15, 2004, acquisition date.

On June 2, 2004, we acquired Corporacion Medco S.A.C. (Medco), a Peruvian pharmaceutical company, by purchasing the outstanding securities of Medco’s parent, Inversiones Catamaran S.A.—Inveran, a corporation organized under the laws of Panama, for 833 shares of our common stock, valued at $15,898, and $100 in cash. The total purchase price, including acquisition costs of $188 less cash acquired of $198 and a working capital purchase price adjustment refund of $668, was $15,320. Medco develops, manufactures and sells branded over-the-counter and prescription products, as well as generic prescription pharmaceutical products, in Peru. We acquired Medco to further our growth in the Peruvian market and to provide new product opportunities. The operating results of Medco are included in the consolidated financial statements subsequent to the June 2, 2004, acquisition date.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

On June 2, 2004, we indirectly acquired Botica Torres de Limatambo S.A.C. (BTL), a Peruvian retail pharmacy company, by purchasing the outstanding securities of one of BTL’s parents, ASSA Investments S.A., and exercising an option (Option) to acquire the outstanding securities of the other parent, ASSA Inc., for $3,501 in cash, net of cash acquired of $249, forgiveness of a note receivable previously held by us with a recorded value of $1,728 and related costs of $2,188, and other costs incurred of $31, of which $188 is held in escrow. The note receivable was secured by the Option. BTL operates a retail pharmacy chain in Peru. We acquired BTL to further our growth in the Peruvian market and to explore retail pharmacy market opportunities. The operating results of BTL are included in the consolidated financial statements subsequent to the June 2, 2004, acquisition date.

(4) Income from Discontinued Operations:

During June 2003, we recorded income from discontinued operations in the amount of $22,204, net of tax of $12,763, or $0.09 per diluted share, resulting from a number of agreements, for certain patent and product rights and the settlement of litigation related to a contingent sale price dispute from our 1997 sale of McGaw, Inc. to B. Braun Melsungen AG. Under these agreements, we received $13,896 of cash, net of related expenses incurred in 2003 and recorded a current tax payable of $5,072. In addition, the agreements provide for additional payments totaling $25,500 due in five approximately equal annual installments, which were recorded as a receivable discounted at 4%. We also accrued $1,622 of additional fees related to the settlement and a deferred tax liability of $7,691. The first two installment payments totaling $10,500 were received.

(5) Sale of Product Rights:

During 1997, we entered into an agreement to sell to Ortho-McNeil Pharmaceutical, Inc. (OMP), a subsidiary of Johnson & Johnson, which acquired ALZA Corporation (ALZA) in 2002, certain rights in Elmiron®. The agreement required an up-front payment, as well as milestones and royalties on sales of Elmiron®. A portion of the up-front and milestone payments that we have received and included in other income in prior years, $22,650 as of January 1, 2006, is refundable through December 31, 2006, and then ratably decreases through 2009, if our patent rights are found to be invalid and a brand equivalent of Elmiron® is introduced by another company.

We believe that the probability of occurrence of our patent rights being found invalid and a brand equivalent of Elmiron® being introduced by another company is remote. Elmiron® possesses strong patent protection and exclusive use legal protections and Elmiron®’s current and expected future market size makes it uneconomical for another company to incur the substantial cost to develop a generic equivalent, perform the long FDA clinical trials and litigate with OMP and us to obtain generic status. If the patent were to be challenged, then we, as the owner of the patent rights, would be entitled to a 30-month statutory delay, during which we would maintain the exclusive right to sell Elmiron®. The active ingredient for Elmiron® is manufactured by only one source in the world and is subject to a “know-how” license held by us and because of the unique aspects of Elmiron®, we believe that there is no reliable means for a competitor to demonstrate the bio-equivalence that would be required for approval of a potential generic. The potential refund represents a warranty provision, which is not inconsistent with representations and warranties (typically without quantification of damages) that are present in most sales and licensing agreements. When conducting our analysis of the amount to record of the warranty obligation, we first assessed the chance of an adverse outcome under the warranty arrangement. Since we determined the chance of an adverse outcome to be remote, no provision for the warranty was recorded.

Royalties earned from the 1997 sale of rights in Elmiron® and certain other urology products in the United States and Canada to OMP totaled $18,745 in 2005, $15,926 in 2004 and $12,835 in 2003, and are included in

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

“Other income, net” in the accompanying consolidated statements of operations as additional gain on the sale of product rights. Royalties receivable from OMP included in “Other current assets” in the accompanying consolidated balance sheets totaled $9,806 at December 31, 2005 and $7,210 at December 31, 2004.

(6) Investments In and Advances to Unconsolidated Affiliates:

We have ownership interests of 50% or less in various unconsolidated affiliates. Non-marketable investments in these affiliates totaled $7,991 at December 31, 2005, and $7,414 at December 31, 2004, and are included in “Other assets” in the accompanying consolidated balance sheets. Undistributed earnings of these affiliates, as well as our equity in their earnings, were not significant in any of the periods presented in the accompanying consolidated financial statements.

(7) Loans Payable:

On November 23, 2005, we entered into an unsecured credit facility with a lender which permits borrowings of up to $700,000. The borrowings under the credit facility may be Eurodollar or base rate loans, generally accruing interest at either the Eurodollar rate or the base rate, which is the higher of the federal funds rate plus one-half of one percent or the lender’s rate. The amounts borrowed under the credit facility can be prepaid at any time, without penalty, and must be repaid in full on the earlier of the third business day after the closing of the merger with Teva or May 23, 2006. As of December 31, 2005, we had borrowed $420,018 under the credit facility, accrued interest of $174 at the Eurodollar rate of 4.98% and accrued a credit facility fee of $108 at the credit fee rate of 0.15%, based on the unused credit facility balance from date of inception. At December 31, 2005, $279,882 was available for additional borrowings under the credit facility. The credit facility agreement contains various business and financial covenants, including limiting our ability to incur indebtedness; liquidate, merge or consolidate with others, other than the merger with Teva; selling of assets; entering into certain transactions with affiliates; making certain accounting or organizational structure changes or changing the nature of our business. Proceeds from the credit facility were used to satisfy amounts payable for the repurchase and/or conversion of our outstanding convertible notes (See Note 8, Debt, and Note 18, Subsequent Events).

Certain of our international subsidiaries maintain relationships with foreign banks providing short-term lines of credit in the aggregate amount of approximately $21,807 at December 31, 2005, and $39,400 at December 31, 2004. Short-term borrowings totaled $424,427 at December 31, 2005, and $18,825 at December 31, 2004, and are included as “Loans payable” in the accompanying consolidated balance sheets. As of December 31, 2005, one of the foreign credit lines in the amount of $5,116 is secured by accounts receivables of $7,739.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

(8) Debt:

Long-term debt consists of the following:

	December 31,
	2005	2004
1.5% Convertible Senior Notes due 2025. Interest payable semi-annually. 3.3% effective interest rate.	$112,057	$—
1.5% Convertible Senior Notes due 2024 (New 1.5% Notes). Interest payable semi-annually. 5.2% effective interest rate.	89,801	—
1.5% Convertible Senior Notes due 2024 (Old 1.5% Notes). Interest payable semi-annually. 1.7% effective interest rate.	—	400,000
1.875% Convertible Senior Notes due 2024. Interest payable semi-annually. 4.7% effective interest rate.	95,244	328,022
4.5% Convertible Senior Subordinated Notes due 2008. Interest payable semi-annually. 5.2% effective interest rate.	283,815	283,900
QVAR® related payables	—	25,681
European respiratory business related payables	2,933	26,314
Mortgage note, due August 21, 2008, 4.3% interest rate through August 21, 2005, thereafter prime plus 0.25%	13,998	14,427
Other subsidiaries’ debt, due from 2006 to 2010, at interest rates ranging from 3% to 12%	33,972	39,644

Total long-term debt	631,820	1,117,988
Less: Current portion of long-term debt	611,480	60,145

Long-term debt, net of current portion	$20,340	$1,057,843

On November 28, 2005, we entered into supplemental indentures amending the indentures relating to our 1.5% convertible senior notes due 2025 (1.5% Notes), our 1.875% convertible senior notes due 2024 (1.875% Notes) and our 1.5% convertible senior notes due 2024 (New 1.5% Notes). The supplemental indentures remove the “contingent conversion” features of the 1.5% Notes, the 1.875% Notes, the Old 1.5% Notes and the New 1.5% Notes, effective December 1, 2005, at the respective conversion rates of the notes, subject to adjustments. These notes were all “in the money” as of the date of the amendments and the change did not have a significant impact. Accordingly, the changes were accounted for as modifications. The 1.875% Notes became convertible as of October 3, 2005 (through December 31, 2005), as their conversion trigger was satisfied and will remain convertible following December 31, 2005 without regards of the “contingent conversion” feature. As of December 31, 2005, the aggregate principal amounts of the 1.5% Notes, the 1.875% Notes, net of the discount, and the New 1.5% Notes outstanding is $297,102, which has been reclassified to the “Current portion of long-term debt” and the related unamortized debt issuance costs of $434 has been reclassified from “Other assets” to “Other current assets” in the accompanying consolidated balance sheets.

Prior to the November 28, 2005 supplemental indentures, the 1.5% Notes, the Old 1.5% Notes and the New 1.5% Notes could be converted prior to the stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ended September 30, 2005) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

•	during any five consecutive trading day period immediately following any five consecutive trading day period (Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

The aggregate value (Net Share Conversion Value) of the cash and, if applicable, shares of our common stock per $1,000 principal amount of 1.5% Notes or New 1.5% Notes that will be received upon conversion by a holder will be equal to the product of:

•	the conversion rate then in effect; and

•	the average of the daily volume-weighted average price per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion (10-day Weighted Average Price).

We will deliver the Net Share Conversion Value of the notes surrendered for conversion to converting holders as follows:

•	a cash amount (Principal Return) equal to the lesser of (1) the aggregate Net Share Conversion Value of the notes to be converted or (2) the aggregate principal amount of the notes to be converted; and

•	if the aggregate Net Share Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares equal to (1) the aggregate Conversion Value less the Principal Return and (2) a cash amount in lieu of any fractional shares of our common stock.

On May 9, 2005, we issued $350,000 of our 1.5% Notes due 2025 to certain qualified institutional buyers. After expenses, we received net proceeds of approximately $341,690. A portion of the net proceeds from this offering were used to acquire Phoenix, as discussed under Note 3, Mergers and Acquisitions, and the remaining net proceeds were used for general corporate purposes. Under certain circumstances, the 1.5% Notes are convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate, subject to adjustment, of 44.0009 shares of our common stock per $1,000 of principal amount. This ratio results in an initial conversion price of approximately $22.73 per share. Upon the occurrence of certain fundamental changes, holders may be entitled to an adjustment to the applicable conversion rate if they elect to convert their notes within a certain period of time following the occurrence of the fundamental change. We may redeem the 1.5% Notes on or after May 15, 2012. Beginning with the six-month period commencing on May 15, 2012, in addition to the stated interest of 1.5%, we will pay contingent interest of 0.25% of the market value of the 1.5% Notes if, during specified testing periods, the average trading price of the 1.5% Notes is 120% or more of the principal value. In addition, holders of the 1.5% Notes may require us to repurchase the notes at 100% of the principal amount on each of May 15, 2012, 2015, and 2020, and upon certain events. During the fourth quarter of 2005, $347,250 in aggregate principal amount of our 1.5% Notes was presented for conversion, of which $237,943 was settled in cash as of December 31, 2005. In addition, we issued 2,969 shares of our common stock to settle the premium due on conversion (See Note 18, Subsequent Events). We accelerated amortization of debt issuance costs, related to the irrevocable notices of conversion, totaling $7,531 which was recorded as “Interest expense” in the accompanying consolidated statements of operations. In addition, we recorded a gain on extinguishment of debt of $426 representing accrued interest payable that is not required to be paid as a result of the conversions. As of December 31, 2005, 4,931 shares of our common stock are reserved for issuance in connection with the

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

conversion of the 1.5% Notes. Unamortized debt issuance costs related to the 1.5% Notes was $60 at December 31, 2005, which is being amortized using the effective interest method to interest expense over the issuance date through May 15, 2012. Shares underlying the 1.5% Notes were included in our calculation of diluted earnings per share because our share price as of December 31, 2005, was above the conversion price.

On February 23, 2005, we completed an exchange offer in which we exchanged each $1,000 principal amount of our Old 1.5% Notes for $1,000 principal amount of our New 1.5% Notes and a one-time cash payment equal to $2.50 per $1,000 principal amount of such Old 1.5% Notes. Under certain circumstances, the New 1.5% Notes are convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate, subject to adjustment, of 41.85925 shares of our common stock per $1,000 of principal amount of the New 1.5% Notes. This ratio results in an initial conversion price of approximately $23.89 per share. The New 1.5% Notes are substantially identical to the Old 1.5% Notes except that the New 1.5% Notes contain a “net share settlement” feature under which we committed to pay up to the principal amount of the New 1.5% Notes in cash upon conversion. By committing to pay up to the principal amount of the New 1.5% Notes in cash upon conversion, we are able to account for the New 1.5% Notes under the “treasury stock” method, which is generally expected to be less dilutive to earnings per share than the “if-converted” method prescribed by Emerging Issues Task Force (EITF) Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share. The “treasury stock” method only requires inclusion of the shares to be delivered upon conversion if our common stock is trading at a price in excess of the conversion price based on the average trading price during the preceding quarter and then only to the extent the conversion value is greater than the principal amount of the New 1.5% Notes. We generally expect that since fewer shares will be included in the number of fully diluted shares outstanding under the New 1.5% Notes based on this calculation than would be included for the Old 1.5% Notes under the “if-converted” method when dilutive, our diluted earnings per share will be greater. We accepted $399,000 of our Old 1.5% Notes in the exchange offer and, as a result, only $1,000 principal amount of the Old 1.5% Notes currently remain outstanding. Under certain circumstances, the Old 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of our common stock per $1,000 of principal amount of the Old 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. During the second quarter of 2005, we repurchased $15,000 of the New 1.5% Notes for $14,312, plus accrued interest of $43, and wrote off debt issuance costs of $326, resulting in a gain on extinguishment of debt of $362. During the fourth quarter of 2005, $368,156 in aggregate principal amount of our New 1.5% Notes was presented for conversion, of which $294,199 was settled in cash as of December 31, 2005. In addition, we issued of 3,009 shares of our common stock to settle the premium due on conversion (See Note 18, Subsequent Events). We accelerated amortization of debt issuance costs, related to the irrevocable notices of conversion, totaling $7,192 which was recorded as “Interest expense” in the accompanying consolidated statements of operations. In addition, we recorded a gain on extinguishment of debt of $1,434 representing accrued interest payable that is not required to be paid as a result of the conversions. As of December 31, 2005, 3,759 shares of our common stock are reserved for issuance in connection with the conversion of the New 1.5% Notes. Unamortized debt issuance costs related to the New 1.5% Notes was $309 at December 31, 2005, which is being amortized using the effective interest method to interest expense over the issuance dates through the first redemption dates. Shares underlying our New 1.5% Notes were included in our calculation of diluted earnings per share because our share price as of December 31, 2005, was above the conversion price. During December 2005, $1,000 in aggregate principal amount of our Old 1.5% Notes was presented for conversion and converted into 42 shares of common stock as of December 31, 2005. We reclassified $20 of debt issuance costs and $5 of accrued interest payable to “Capital in excess of par value” in the accompanying consolidated balance sheets related to the conversions. Shares underlying the Old 1.5% Notes were included in our calculation of diluted earnings, as the Old 1.5% Notes did not contain a Net Share Conversion Value mechanism. EITF No. 04-8 requires us to apply the “if-converted” method to the Old 1.5% Notes and, if dilutive, include the common stock issuable on conversion in our calculation of diluted earnings per share regardless of whether the conditions to conversion have been met.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The 1.875% Notes due 2024 are convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate, subject to adjustment, of 48.1301 shares of our common stock per $1,000 of principal amount of the 1.875% Notes. This ratio results in an initial conversion price of approximately $20.78 per share. During the fourth quarter of 2005, $326,063 in aggregate principal amount of our 1.875% Notes was presented for conversion, of which $237,330 was settled in cash as of December 31, 2005. In addition, we issued 3,933 shares of our common stock to settle the premium due on conversion (See Note 18, Subsequent Events). We accelerated amortization of debt issuance costs, related to the notices of conversion, totaling $3,058 and debt discount of $2,990 which were recorded as “Interest expense” in the accompanying consolidated statements of operations. In addition, we recorded a gain on extinguishment of debt of $2,480 representing interest payments that were returned to us and accrued interest payable of $334 that is not required to be paid as a result of the conversions. As of December 31, 2005, 4,605 shares of our common stock are reserved for issuance in connection with the conversion of the 1.875% Notes. Unamortized debt issuance costs related to the 1.875% Notes was $65 at December 31, 2005, and $3,736 at December 31, 2004, which is being amortized using the effective interest method to interest expense through December 15, 2010. Shares underlying the 1.875% Notes were included in our calculation of diluted earnings per share because our share price as of December 31, 2005, was above the conversion price.

The 4.5% convertible senior subordinated notes due 2008 (4.5% Notes) are convertible at any time prior to maturity, unless previously redeemed, into 31.21094 shares of our common stock per $1,000 of principal amount of the 4.5% Notes. This results in a conversion price of approximately $32.04 per share. As of December 31, 2005, 8,858 shares of our common stock are reserved for issuance in connection with the conversion of the outstanding 4.5% Notes. These shares were excluded from the calculation of diluted earnings per share because their impact was antidilutive. The 4.5% Notes are currently redeemable. Unamortized debt issuance costs related to the 4.5% Notes was $2,084 at December 31, 2005, and $3,608 at December 31, 2004, which is being amortized using the effective interest method to interest expense over the life of the 4.5% Notes. On October 27, 2005, our shareholders approved our acquisition by Teva. This approval constituted a “change in control” under the terms of the Indenture governing our 4.5% Notes. Pursuant to the Indenture, we were required to offer to repurchase our 4.5% Notes at a purchase price equal to the principal amount of the notes repurchased plus accrued and unpaid interest through the repurchase date. On November 23, 2005, we commenced the offer to repurchase our outstanding 4.5% Notes at a purchase price, per $1,000 principal amount, equal to 100% of the principal amount, together with $6.50 per $1,000 principal amount, representing accrued and unpaid interest to, but excluding, January 7, 2006. As required by the indenture governing the 4.5% Notes, on January 9, 2006, we purchased the 4.5% Notes properly tendered and not withdrawn. As of December 31, 2005, $50,499 in aggregate principal amount of our 4.5% Notes was presented for repurchase and settled on January 9, 2006. During the fourth quarter of 2005, $760 in aggregate principal amount of our 4.5% Notes was presented for conversion, of which $85 was converted into 3 shares of our common stock as of December 31, 2005 (See Note 18, Subsequent Events). We accelerated amortization of debt issuance costs, related to the notes tendered for repurchase, totaling $468 which was recorded as “Interest expense” in the accompanying consolidated statements of operations. All 4.5% Notes purchased pursuant to IVAX’ offer will be retired upon purchase. Following consummation of the merger, the 4.5% Notes not tendered in the offer will no longer be convertible into our common stock. Instead, each $1,000 principal amount of the 4.5% Notes will be convertible 50% into cash and 50% into Teva ADSs based on the 50/50 ratio of cash and Teva ADSs that our shareholders will be receiving in the merger. Upon the completion of our acquisition by Teva, we are required to offer to repurchase all of our outstanding convertible notes at a purchase price equal to the principal amount of the notes repurchased plus accrued and unpaid interest through the repurchase date (See Note 18, Subsequent Events). Accordingly, as of December 31, 2005, $283,815 in outstanding principal amount of our 4.5% Notes has been reclassified to the “Current portion of long-term debt” in the accompanying consolidated balance sheet. During 2004, we repurchased $250,000 of the 4.5% Notes

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

at 98.5% of the aggregate principal amount plus accrued interest of $1,156. We paid $246,250 in cash to repurchase the notes and wrote off debt issuance costs in the amount of $3,209 in connection with the repurchase. This resulted in a gain on the repurchase of debt of $540. During 2003, we repurchased $27,300 of 4.5% Notes for $24,496, plus accrued interest of $346, and wrote off debt issuance costs of $530. This resulted in a gain on the repurchase of debt of $2,274.

Payments for the April 2, 2002, acquisition of QVAR® were due through the third anniversary of the effective date. The payments carried no stated interest rate and were discounted at a 3.7% rate resulting in amounts that were recorded as long-term debt in the accompanying consolidated balance sheets of $0 at December 31, 2005 and $25,681 at December 31, 2004. In addition, payments for the April 2, 2002, purchase of technical files, trademark and related rights to the MDPI were due through June 30, 2005. The payments carried no stated interest rate and were discounted at a 3.5% rate resulting in long-term debt of $6,523 at December 31, 2004.

The present value of future minimum royalty payments due for the October 1, 2003, acquisition of a branded respiratory business including license rights and the related marketing and sales forces in nine European countries are due through the third anniversary of the effective date. The payments carried no stated interest rate and were discounted at a 3.0% rate resulting in $2,933, net of the discount, at December 31, 2005, that is recorded to the current portion of long-term debt in the accompanying consolidated balance sheet and $26,314 at December 31, 2004, that was recorded as additional long-term debt in the accompanying consolidated balance sheet.

The mortgage note requires monthly principal payments of $36 plus interest, with a balloon payment of $12,888 due August 21, 2008. The note bears interest at an annual rate of 4.3% through August 21, 2005. Thereafter, through the maturity date, the interest rate is adjusted annually based on a variable rate of prime plus 0.25%, resulting in a interest rate of 6.75% from August 22, 2005 through December 31, 2005. The mortgage covers the land and building at our corporate headquarters in Miami, which had a net book value of $7,254 at December 31, 2005.

On May 18, 2004, we redeemed our 5.5% Notes due 2007 in accordance with their terms at 102.357% of the aggregate principal amount outstanding of $249,000 plus accrued interest. We paid $254,869 in cash to redeem the notes and wrote off the redemption premium and debt issuance costs in the amount of $8,472 in connection with the redemption. Unamortized debt issuance costs related to the 5.5% Notes was $2,925 at December 31, 2003, which was being amortized using the effective interest method to interest expense over the life of the 5.5% Notes. During 2003, we repurchased $1,000 of 5.5% Notes for $935, plus accrued interest of $12, and wrote off debt issuance costs of $16. This resulted in a gain on the extinguishment of debt of $49.

Unless otherwise stated, our long-term debt is unsecured.

On May 16, 2005, the 11.5% senior secured notes of Phoenix were redeemed at the principal amount of $150,000, plus the redemption premium of $13,800, which was accrued in the opening balance sheet, and accrued interest of $2,156 (See Note 3, Mergers and Acquisitions).

As of December 31, 2005, we had approximately $5,289 of non-cancelable raw material purchase obligations. A substantial portion of this material is for use in production of our gabapentin products. As noted below under Patent Litigation, in the event the court determines that we infringed a valid patent of Warner-Lambert in our sales of gabapentin, among other things, we could be prevented from further sales of gabapentin until the patent expires in 2011 (See Note 14, Commitments and Contingencies).

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The estimated fair values of long-term debt and foreign notes payable are as follows:

	December 31,
	2005	2004
1.5% Convertible Senior Notes due 2025	$155,888	$—
1.5% Convertible Senior Notes due 2024	116,636	—
1.5% Convertible Senior Notes due 2024	—	380,076
1.875% Convertible Senior Notes due 2024	146,122	328,022
4.5% Convertible Senior Subordinated Notes due 2008	283,815	287,273
QVAR® related payables	—	25,681
European respiratory business related payables	2,933	26,314
Mortgage note	13,998	14,427
Other subsidiaries’ debt	33,972	39,644

Total	$753,364	$1,101,437

Fair value of the 1.5%, 1.875% and 4.5% Notes is based on available quoted closing market prices. We believe that the carrying amounts of other debt approximate the fair value due to it being recently incurred or the short-term nature of the debt.

The stated future maturities of all long-term debt for the next five years and thereafter are approximately $611,480 for 2006, $3,756 for 2007, $14,465 for 2008, $747 for 2009 and $1,372 for 2010.

(9) Restructuring Costs:

During 2005, we incurred $4,848 of restructuring costs, primarily employee termination benefits, related to restructuring in Europe.

During 2004, we incurred $1,374 of restructuring costs, primarily employee termination benefits, related to restructuring in the United Kingdom and Peru.

During 2003, we incurred $3,706 of restructuring costs, primarily employee termination benefits, related to restructuring in Europe and Chile.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The components of the restructuring costs, spending and other activity, as well as the remaining restructuring reserve balances at December 31, 2005, 2004 and 2003 are shown in the table below. These restructuring costs are shown as “Restructuring costs” in the accompanying consolidated statements of operations. The restructuring reserve balances are included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets.

	Employee Termination Benefits	Plant Closures	Total
Balance at January 1, 2003	$658	$—	$658
Accrual of restructuring costs	3,485	221	3,706
Cash payments during 2003	(2,522)	—	(2,522)
Non-cash activity	106	21	127

Balance at December 31, 2003	1,727	242	1,969
Accrual of restructuring costs	1,374	—	1,374
Cash payments during 2004	(1,517)	(150)	(1,667)
Non-cash activity	(1,223)	(92)	(1,315)

Balance at December 31, 2004	361	—	361
Accrual of restructuring costs	4,710	138	4,848
Cash payments during 2005	(6,444)	—	(6,444)
Non-cash activity	2,865	(138)	2,727

Balance at December 31, 2005	$1,492	$—	$1,492

(10) Income Taxes:

The provision for income taxes on continuing operations before minority interest consists of the following:

	Year Ended December 31,
	2005	2004	2003
Current:
United States	$41,879	$26,366	$9,912
Puerto Rico and the U.S. Virgin Islands	585	423	(1,010)
Foreign	34,637	13,761	19,558
Deferred:
United States	(9,586)	987	19,894
Foreign	1,851	(17,780)	(2,795)

Total	$69,366	$23,757	$45,559

The components of income from continuing operations before income taxes and minority interest are as follows:

	Year Ended December 31,
	2005	2004	2003
United States	$78,560	$83,408	$87,938
Puerto Rico and the U.S. Virgin Islands	22,563	15,313	19,417
Foreign	119,727	123,103	37,063

Total	$220,850	$221,824	$144,418

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

A reconciliation of the difference between the expected provision for income taxes using the statutory United States Federal tax rate and our actual provision is as follows:

	Year Ended December 31,
	2005	2004	2003
Tax using statutory United States Federal tax rate at 35%	$77,298	$77,638	$50,547
Effect of state income taxes	383	958	1,797
Lab Chile merger benefit	—	(33,548)	—
Change in valuation allowance on deferred tax assets (principally related to Chilean merger benefit)	—	9,349	(2,611)
Foreign tax rate differential	(5,207)	(31,939)	(3,555)
Effect of Puerto Rico taxes and tollgate	585	423	(1,010)
Puerto Rico and U.S. possessions tax incentives	(5,849)	(5,272)	(6,057)
Foreign operating losses not benefited	6,016	13,400	9,692
Tax claims, tax reserves and other matters	(2,734)	(8,577)	(2,700)
Other	(1,126)	1,325	(544)

Total	$69,366	$23,757	$45,559

The tax provision for the year ended December 31, 2005, was less than the United States statutory rate primarily due to lower tax rates applicable to certain of our foreign operations (including Puerto Rico and U.S. possessions). In 2004, the effective tax rate was less than the United States statutory rate primarily due to lower tax rates applicable to certain of our foreign operations and to the tax benefits resulting from the October 1, 2004, merger of two of our Chilean subsidiaries. The tax benefit from the merger resulted from a step-up in the tax basis of the assets existing at the time of the merger, as permitted under local tax regulations. The tax benefit associated with the merger is estimated to be $27,027, net of a valuation allowance of $6,521. The net benefit reflects our best estimate of the amount expected to be realized upon settlement of all merger-related issues. It is reasonably possible that an additional loss, in the range of $0 to $3,000 could occur upon audit of the merger and related returns. In accordance with SFAS No. 5, Accounting for Contingencies, this possible loss has not been accrued as it is not probable. The merger benefit was partially offset by $3,252 of additional United States and foreign taxes arising from the payment of an intercompany dividend. We recorded a valuation allowance against the Chilean merger deferred tax asset for the amount of the tax benefit that would be realizable beyond five years because we cannot reliably forecast beyond five years due to the political and economic uncertainties in Latin America. Also included in 2004 operating results is a net tax benefit of $5,749 resulting from the reversal of tax reserves in the amount of $8,577, relating to prior years’ tax issues at three of our foreign subsidiaries, that on review were determined to no longer be necessary, partially offset by $2,828 of additional valuation allowance recorded against the deferred tax asset at another European subsidiary due to insufficient positive evidence that the deferred tax asset will be realized. In 2003, the effective tax rate was less than the statutory rate primarily due to low tax rates applicable to our Puerto Rico and Waterford, Ireland manufacturing operations and our Swiss and Chilean operations.

In accordance with the provisions of SFAS No. 109, the current and deferred income tax provisions for 2005 have been charged and credited, respectively, in the amount of $22,956 to reflect the reclassification of deferred tax liability to “Capital in excess of par value” in connection with the conversion of our contingent convertible debt obligations. The deferred tax liability arose in 2005 and 2004 because of the difference in book versus tax deductible interest on the contingent convertible obligations. In addition, the current provision for 2005 has been increased and “Capital in excess of par value” in the accompanying consolidated balance sheets has been credited by $1,682 to reflect the tax benefit of the gain on extinguishment of that debt.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Our income tax payable is less than the current tax provision by the amount of tax benefit we receive from compensation expense deductions associated with non-qualified stock option exercises. These payments will be reduced by $31,672 for our domestic operations and $3,121 for our foreign operations for the year ended December 31, 2005, were reduced by $5,027 for our domestic operations and $747 for our foreign operations for the year ended December 31, 2004, and were reduced by $1,930 for our domestic operations and $2,303 for our foreign operations the for the year ended December 31, 2003, representing the incremental impact of compensation expense deductions associated with non-qualified stock option exercises during those years. These amounts were credited to “Capital in excess of par value” in the accompanying consolidated balance sheets.

As of December 31, 2005, the deferred tax benefit of $11,788 related to 2005 losses of foreign subsidiaries has been fully reserved through establishment of valuation allowances. On a cumulative basis, $52,208 of tax benefit from net operating loss (NOL) carryovers has been fully reserved through establishment of valuation allowances. The valuation allowance previously recorded against the foreign net deferred tax assets of $2,611 was reversed in 2003 due to management’s expectation of increased taxable income in the coming year. The domestic net deferred tax asset was $78,638 at December 31, 2005 and $80,445 at December 31, 2004, and the aggregate net deferred tax asset in foreign countries for countries that have a net deferred tax asset was $19,420 at December 31, 2005 and $23,903 at December 31, 2004 and are included in “Other current assets” and “Other assets”, respectively in the accompanying consolidated balance sheets. The domestic deferred tax asset had no valuation allowance at December 31, 2005 or 2004. The aggregate net foreign deferred tax asset does not reflect the benefit of fully reserved tax loss carryforwards. However the amounts are net of $6,525 in 2005 and $6,521 in 2004 valuation allowances, established for the Chilean merger. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the unreserved portion of the net deferred tax assets will be realized. Further, as discussed in Note 1, Organization, regarding the completion of the merger with Teva, realization of the IVAX net deferred tax assets will depend upon the combined operations of the Teva and IVAX companies to the extent those operations are integrated in the future.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Detail of the significant components of deferred tax assets (liabilities) in the accompanying consolidated balance sheets is as follows:

	December 31,
	2005	2004
Accounts receivable allowances	$68,798	$69,571
Reserves and accruals	27,427	25,247
Other	8,963	9,528

Amount included in “Other current assets”	105,188	104,346

Chile merger benefit, net	12,675	12,295
Tax credits	6,123	3,110
Net operating losses—United States	3,730	3,730
Net operating losses—foreign	52,208	48,829
Carrying value of long-term assets	(10,887)	(3,068)
Other	3,847	3,434

Amount included in “Other assets”	67,696	68,330

Other, amount included in “Accrued expenses and other current liabilities”	(628)	(4,930)

Fixed assets basis difference	(32,478)	(7,615)
Tax on deferred installment gain	(4,159)	(5,567)
Bond original issue discount	—	(6,441)
Other	(8,321)	(11,572)

Other, amount included in “Other long-term liabilities”	(44,958)	(31,195)

Deferred tax asset	127,298	136,551
Valuation allowance for foreign operating losses	(52,208)	(48,829)

Net deferred tax asset	$75,090	$87,722

United States income taxes have not been provided on undistributed earnings of Puerto Rican operations or foreign subsidiaries, as such earnings are being retained indefinitely by such subsidiaries for reinvestment. The cumulative amount of such undistributed earnings is approximately $508,757 as of December 31, 2005. Any United States tax amounts due would be reduced by allowable foreign tax credits.

Income from IVAX Pharmaceuticals’ (IPI) Puerto Rico manufacturing operations is subject to certain tax exemptions under the terms of a grant from the Puerto Rican government, which will expire on January 1, 2021. The grant reduced tax expense by approximately $7,412 in 2005, $4,720 in 2004 and $6,217 in 2003. Under the terms of the grant, IPI is required to maintain certain employment levels.

We have historically received a United States tax credit under Section 936 of the Internal Revenue Code for certain income generated by our Puerto Rico and Virgin Islands operations. These credits were approximately $5,849 for 2005, $5,272 for 2004 and $6,057 for 2003, and offset the United States tax liability of such operations. In 1996, Congress repealed the Section 936 tax credit and it will be phased out over four years beginning in 2002. Under the current tax law, no tax credit is available after December 31, 2005.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

At December 31, 2005, we had a limited United States NOL carryforward, which can be used only at an annual rate of $3,028, and foreign NOL carryforwards, which are comprised of:

Expire	United States	Foreign
2006	$3,028	$8,500
2007	2,733	27,900
2008	4,896	17,100
2009	—	7,820
2010	—	17,215
2011	—	8,000
2012	—	20,000
Indefinite	—	173,823

Total	$10,657	$280,358

Our NOL carryforwards may be limited in the future as a result of the merger with Teva.

Minority interest included in the accompanying consolidated statements of operations is net of a provision for income taxes of $301 in 2005, $7 in 2004 and $29 in 2003.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. Management has reviewed the provisions affecting the Company and has determined that it is not in the Company’s best interest to repatriate any foreign earnings at this time. Such earnings will continue to be reinvested in our growing foreign operations. The principal reason for deciding against repatriation at a low tax rate is the absence of excess cash in our foreign subsidiaries. Repatriation would require local borrowing to fund the dividend payment, and such borrowing would be at a rate significantly higher than our current average borrowing rate. Management has also reviewed the provisions related to the reduced tax rate on domestic production activities. Since most of our products are manufactured outside the United States, this new tax provision is not expected to have a significant impact on the Company’s tax position.

(11) Retirement Plans:

401(k) Plans—Our employees within the United States and the Virgin Islands are eligible to participate in a 401(k) retirement plan and Puerto Rico employees are eligible to participate in a 165(e) plan, which permit pre-tax employee payroll contributions (subject to certain limitations) and discretionary employer matching contributions. Total matching contributions were $4,240 in 2005, $3,377 in 2004 and $2,010 in 2003.

Pension Plans—Our employees within Ireland are eligible to participate in a defined benefit pension plan. The plan requires employees to share in the costs. As of December 31, 2005, 664 employees were covered by this plan and 211 former members have retained entitlements to deferred benefits. As of December 31, 2004, 562 employees were covered by this plan and 153 former members have retained entitlements to deferred benefits.

Actuarial assumptions for the plan include: (a) 6.5% for 2005, 7.0% for both 2004 and 2003 for the expected long-term rate of return on plan assets, (b) 4.25% for 2005, 4.9% for 2004, and 5.25% for 2003 for the discount rate calculating the projected benefit obligation and (c) 4.0% for the rate of average future increases in compensation levels.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Net periodic pension costs for the years ended December 31, 2005 and 2004, were as follows:

	December 31,
	2005	2004
Net Periodic Pension Cost:
Service cost	$2,126	$1,831
Interest cost	1,213	927
Expected return on plan assets	(1,235)	(971)
Amortization of actuarial gain	—	(85)
Amortization of transition obligation	256	256

Net periodic pension cost	$2,360	$1,958

A reconciliation of the projected benefit obligation for the pension plan to the recorded accrued pension liability is as follows:

	December 31,
	2005	2004
Projected benefit obligation for service rendered to date	$(33,820)	$(26,944)
Plan assets at fair value, primarily mutual funds	21,623	17,960

Projected benefit obligation in excess of plan assets	(12,197)	(8,984)
Unrecognized net loss (gain)	3,951	(298)
Unrecognized net obligation	6,103	7,261

Accrued pension liability	$(2,143)	$(2,021)

A reconciliation of the pension benefit obligation is as follows:

	December 31,
	2005	2004
Pension Benefit Obligations:
Start of year	$26,944	$21,296
Service cost	2,126	1,831
Employee contribution	906	816
Interest cost	1,213	927
Benefits paid	(451)	(445)
Unrecognized actuarial gain	6,991	567
Translation adjustment	(3,909)	1,952

At end of year	$33,820	$26,944

A reconciliation of the fair value of the pension assets is as follows:

	December 31,
	2005	2004
Fair Value of Pension Assets:
Start of year	$17,960	$13,176
Employer contribution	1,966	1,601
Employee contribution	906	816
Actual return	3,800	1,499
Benefits paid	(451)	(445)
Translation adjustment	(2,558)	1,313

At end of year	$21,623	$17,960

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The accumulated benefit obligation was $26,063, of which all was vested, at December 31, 2005, and $20,910, of which $20,759 was vested, at December 31, 2004.

The weighted-average asset allocations, by asset category, are as follows:

	December 31,
	2005	2004
Asset Category:
Equity securities	77.5%	74.9%
Debt securities	12.5	15.5
Real estate	3.8	3.3
Cash	6.2	6.3

Total	100.0%	100.0%

The basis used to determine the overall expected rate of return on assets was an assumption that the investment return on debt securities would be 4.9% in 2005 and 5.25% in 2004 in line with the discount rate used, a 3.0% equity risk premium was assumed giving an expected equity return of 7.9% in 2005 and 8.25% in 2004. It was assumed that real estate would return 1.0% less than equities. Combining these assumptions with the target asset allocation of the plan gives an expected return rate of approximately 7.0% in 2005 and in 2004. The investment policy is to invest in line with the typical ‘discretionary’ balanced fund in the Irish marketplace. This implies asset class weightings along the following lines: equities (60% - 80%), fixed interest (15% - 35%), property (0% - 15%) and cash (0% - 10%).

We expect to contribute $1,946 to the pension plan in 2006. The benefit payments, which reflect expected future service, expected to be paid are approximately $31 in 2006, $34 in 2007, $40 in 2008, $46 in 2009, $103 in 2010, and $1,300 for the five years thereafter.

We sponsored a defined benefit pension plan for employees within the United Kingdom, which was closed in 1998 and contributions to the plan were ceased. As a result of closing the plan, the accumulated benefit obligation, all of which was vested, equals the projected benefit obligation. In addition, we have initiated the process of terminating the pension plan and agreed with the trustees that any excess assets over the Minimum Funding Requirement will not revert to us, which is treated as a plan amendment. A valuation of the funded status of the plan in relation to the Minimum Funding Requirement under United Kingdom regulations for termination purposes is in process.

Net pension expenses for the United Kingdom plan were $0 for 2005 and 2004 and $482 for 2003.

A reconciliation of the projected benefit obligation for the United Kingdom pension plan to the recorded accrued pension liability is as follows:

	December 31,
	2005	2004
Projected benefit obligation for service rendered to date	$(15,495)	$(15,642)
Plan assets at fair value, primarily mutual funds	15,495	15,642

Projected benefit obligation in excess of plan assets	—	—
Unrecognized net obligation	5,698	4,231
Prior service cost	(6,894)	(5,031)

Accrued pension liability	$(1,196)	$(800)

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

In addition, we have defined benefit employee pension plans at two other European subsidiaries covering approximately 70 employees.

In 2005, a European subsidiary implemented a defined contribution benefit plan covering approximately 18 employees in which we have contributed $318.

(12) Shareholders’ Equity:

Equity Compensation Plan Information—The following table summarizes information about equity compensation plans:

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category
Equity compensation plan approved by security holders:
2004 Plan	1,939	$16.03	15,341
1994 Plan	9,846	15.43	—
Equity compensation plans not approved by security holders:
1997 Plan	7,553	16.90	2,306

Total	19,338	$16.06	17,647

We administer and have stock options outstanding under our 2004 Incentive Compensation Plan (2004 Plan), our 1997 Employee Stock Option Plan (1997 Plan) and our 1994 Stock Option Plan (1994 Plan). The options outstanding under the plans assumed in business acquisitions were converted into options to acquire our common stock using the applicable exchange ratios. On July 15, 2004, IVAX’ shareholders approved the establishment of the 2004 Plan to permit the issuance of options to employees, non-employee directors and consultants to purchase up to 31,250 shares of our common stock and 36,621 related common stock purchase rights. Shares available for grants or payments of awards are limited to the lesser of 12,500 shares, plus an annual increase of 2% of the then outstanding shares of common stock of IVAX, calculated on the first day of each fiscal year commencing January 1, 2005, or 31,250 shares. On July 28, 2003, our Board of Directors approved an increase to 28,750 shares of our common stock that may be issued under the 1997 Plan. The 1994 Plan permits the issuance of options to employees, non-employee directors and consultants to purchase up to 16,406 shares of our common stock. The plans provide that the exercise price of the issued options shall be no less than the fair market value of the common stock on the date of grant and that the option terms shall not exceed ten years.

On October 27, 2005, our shareholders approved our acquisition by Teva. As a result, based on the terms of the plans, all unvested stock options outstanding under the 1997 Plan and the 1994 Plan became vested. As of December 31, 2005, all outstanding stock options under our stock option plans are fully vested. As of the January 26, 2006, closing date of the merger, each outstanding option to purchase IVAX common stock converted into an option to acquire 0.8471 Teva ADS at the pre-closing exercise price per share divided by 0.8471.

On December 20, 2004, our Compensation Committee accelerated the vesting of all of our unvested stock options awarded to officers and employees under the 1994 Plan, the 1997 Plan and the 2004 Plan which had an

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

exercise price greater than $15.39, the closing price of our common stock on the American Stock Exchange on December 20, 2004. As a result of the acceleration, options to acquire approximately 8,167 shares of our common stock (representing approximately 29% of the total outstanding options), which otherwise would have vested from time to time over the next 46 months, became immediately exercisable. Our Compensation Committee’s decision to accelerate the vesting of these options was in response to the issuance by the FASB of SFAS No. 123R. By accelerating the vesting of these options, we believed it would have potentially resulted in our not being required to recognize any compensation expense in the current year or in future periods associated with these options.

The following table presents additional information concerning the activity in the stock option plans (number of shares in thousands):

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance at beginning of year	28,522	$14.74	24,721	$13.28	23,800	$13.92
Granted	2,606	16.25	6,966	18.44	5,245	9.48
Exercised	(11,058)	12.74	(1,936)	9.63	(2,138)	8.03
Terminated/exchanged	(732)	16.54	(1,229)	14.53	(2,186)	16.24

Balance at end of year	19,338	16.06	28,522	14.74	24,721	13.28

Exercisable at December 31,	19,338	$16.06	24,865	$15.53	12,666	$12.74

The following table summarizes information about fixed stock options outstanding at December 31, 2005 (number of shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/05	Weighted Average Exercise Price
$ 0.00 - $ 6.30	673	1.4	$4.21	673	$4.21
$ 6.31 - $ 9.46	2,621	5.6	8.77	2,621	8.77
$ 9.47 - $12.61	2,364	3.8	11.48	2,364	11.48
$12.62 - $15.76	3,039	4.5	15.22	3,039	15.22
$15.77 - $18.91	6,139	5.6	17.58	6,139	17.58
$18.92 - $22.06	1,434	2.9	20.57	1,434	20.57
$22.07 - $25.22	2,481	4.1	23.02	2,481	23.02
$25.23 - $28.37	354	1.6	27.44	354	27.44
$28.38 - $31.52	233	2.9	30.55	233	30.55

	19,338	4.6	$16.06	19,338	$16.06

Employee Stock Purchase Program—On June 17, 1999, the IVAX Corporation 1999 Employee Stock Purchase Plan (ESPP) was approved at the Annual Meeting of Shareholders. Our Board of Directors also approved the purchase of common stock in the open market, as needed, for the ESPP. The ESPP became effective January 1, 2000, for employees based in the United States and Puerto Rico, and allows them to purchase our common stock at 85% of the fair market value on the enrollment date or exercise date, whichever is lower. The maximum amount of stock an employee may purchase in a year is $25 and subsequent resale is restricted as stated in the plan. The ESPP is accounted for as a non-compensatory plan.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

On July 25, 2005, IVAX entered into an agreement to merge with Teva. Pursuant the Merger Agreement, IVAX was required to take all actions necessary or appropriate to provide that the Plan would be modified, terminated, and/or suspended so that no purchase of the IVAX common stock would be permitted pursuant to the Plan after September 30, 2005. On September 9, 2005, the Plan was amended and subsequently suspended.

Share Repurchase Program—On March 15, 2002, our Board of Directors expanded the authorization of our share repurchase program by an additional 12,500 shares of common stock or a like-valued amount of our convertible debentures, bringing the total authorized for repurchase to 84,375 shares. From December 31, 1997, through December 31, 2005, we repurchased 67,905 shares of common stock at a total cost, including commissions, of $562,410. Under Florida law, unless otherwise designated by our Board of Directors, repurchased shares constitute authorized but unissued shares.

On June 14, 2005, we retired 226 shares of our common stock, valued at $4,666, that were received as payment for stock options exercised.

In 2005 and 2004, we did not repurchase shares of our common stock. We repurchased (including shares repurchased via the physical settlement method disclosed below) 875 shares of our common stock in 2003 at a total cost, including commissions, of $8,997.

Shares Issued on Debt Conversion—During the fourth quarter of 2005, $1,000 of the Old 1.5% Notes was presented for conversion into common stock as of year-end resulting in the issuance of 42 shares and $760 of the 4.5% Notes was presented for conversion of which $85 has been converted into our common stock as of year-end resulting in the issuance of 3 shares (See Note 8, Debt and Note 18, Subsequent Events for additional information relating to shares issued).

Shares Issued on Debt Redemption—During the fourth quarter of 2005, a total of $769,472 of the 1.5% Notes, the 1.875% Notes and the New 1.5% Notes were settled in cash and we issued 9,910 shares of our common stock to settle the premium due on conversion in accordance with the indentures. As of December 31, 2005, an additional $271,997 of these notes were presented for conversion for which we issued additional shares to settle the premium due on conversion in January 2006 (See Note 8, Debt and Note 18, Subsequent Events for additional information relating to shares issued).

Warrants—Frost Gamma Limited Partnership (FGLP), beneficially owned by Dr. Frost, our CEO, has a warrant to purchase 1,172 shares of our common stock at an exercise price of $7.68 per share that was issued in connection with a $50,000 promissory note issued to FGLP on November 18, 1999, and repaid on June 30, 2000. Proceeds of the note were used to purchase our common stock under our share repurchase program and the exercise price of the warrant was equal to the price paid for the repurchased shares. The warrant is exercisable through November 17, 2006. As of December 31, 2005, our common stock reserved for on the warrant is 1,172 shares. On January 6, 2006, FGLP exercised the warrant (See Note 18, Subsequent Events).

Shelf Registration—We filed a shelf registration statement on Form S-4, which was declared effective in March 2001, registering up to a total of 23,438 shares of common stock that can be issued in connection with the acquisition of businesses, assets or securities. This registration statement was terminated in January 2006 following the closing of the merger with Teva.

We filed a universal shelf registration statement on Form S-3, which was declared effective in March 2001, registering the sale of up to $400,000 of any combination of debt securities or common stock. This registration statement was terminated in January 2006 following the closing of the merger with Teva.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Stock Split—On July 15, 2004, our Board of Directors approved a five-for-four stock split in the form of a 25% dividend paid in common stock on August 24, 2004, to shareholders of record on August 10, 2004. To reflect the stock split, common stock was increased and capital in excess of par value was decreased by $5,006.

Diagnostics Warrants—IVAX Diagnostics had warrants outstanding to purchase up to 400 shares of IVAX Diagnostics’ common stock at a price of $13.20 per share that expired unexercised in February 2005.

Diagnostics Stock Option and Performance Plans—Effective June 29, 1999, the Board of Directors of IVAX Diagnostics, a wholly-owned subsidiary of ours at the time, approved the IVAX Diagnostics 1999 Stock Option Plan (1999 Plan). The plan permits the issuance of options to employees, non-employee directors and consultants of IVAX Diagnostics to purchase up to 2,000 shares of the 50,000 authorized shares of IVAX Diagnostics. In June and August 1999, non-qualified options of 1,145 shares of common stock were granted to employees of IVAX Diagnostics with an exercise price of $0.73 per share, a vesting schedule of 50% at the end of year two, 25% at the end of years three and four and an expiration date of June to August 2006. On September 30, 1999, prior to the merger of IVAX Diagnostics with b2bstores.com, the Board of Directors of b2bstores.com approved the 1999 Performance Equity Plan (Performance Plan). The Performance Plan authorizes the grant of up to 2,000 shares of common stock to key employees, officers, directors and consultants. Both incentive and non-qualified options may be issued under the Performance Plan. Prior to the creation of the Performance Plan, options to purchase an additional 1,000 shares of common stock were granted by the Board of Directors of b2bstores.com to certain of its former officers.

In July 2005, IVAX Diagnostics offered each holder of the outstanding options, granted under the 1999 Plan, the opportunity to participate in a program whereby IVAX Diagnostics would cancel 50% of the holder’s options in exchange for a cash payment to the holder of approximately $3.52 per share (except for the options of IVAX Diagnostics’ Chief Executive Officer and President, in exchange for a cash payment of $3.02 per share), the holder would then exercise all of their remaining options by paying to IVAX Diagnostics the exercise price and agree to hold the shares received upon exercise for a period of at least one year. The total 999 outstanding vested options of the participating option holders had an exercise price of $0.73 per share and would expire in 2006. Pursuant to these agreements, during the third quarter of 2005, IVAX Diagnostics cancelled 500 options in exchange for payment of $1,608 to the participating holders. The participating option holders exercised the remaining 499 outstanding vested options and paid IVAX Diagnostics the aggregated exercise price of approximately $365. The payment of $1,608 to the participating option holders has been recognized as $537 of compensation expense and $1,071 as a reduction of capital in excess of par. IVAX Diagnostics does not have any current intentions of issuing additional stock options under the 1999 Plan.

During 2005, IVAX Diagnostics received $421 and issued 133 shares of its common stock as a result of the exercise of 133 options granted under IVAX Diagnostics other stock option plan, and purchased and redeemed 50 shares of its common stock from an unaffiliated stockholder as part of its share repurchase program for a total cost of $173. During 2004, IVAX Diagnostics purchased and redeemed 657 shares of it’s common stock from unaffiliated stockholders at an exercise price of $4.00 per share in accordance with the terms of a Redemption Agreement.

As of December 31, 2005, options for 915 shares of common stock were outstanding under these plans and as of December 31, 2004, options for 2,090 shares of common stock were outstanding.

Diagnostics Share Repurchase Program—During 2002, IVAX Diagnostics’ Board of Directors authorized the repurchase of up to 2,000 shares of its publicly held common stock. During 2002, IVAX Diagnostics repurchased publicly held common stock.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

As of December 31, 2005, we held approximately 20,000 shares of the total 27,624 IVAX Diagnostics common shares outstanding, or 72% ownership.

Convertible Debt—See Note 8, Debt, for comments regarding convertible senior subordinated notes.

Dividends—We did not pay dividends during the years ended December 31, 2005, 2004 and 2003.

(13) Business Segment Information:

IVAX is a multinational company with subsidiaries that operate in the pharmaceutical business and are engaged in the research, development, manufacture, marketing and sale of pharmaceutical products. Pharmaceutical products include prescription drugs and over-the-counter products. We review financial information, allocate resources and manage our business by major operating subsidiary. However, our pharmaceutical subsidiaries utilize similar production processes, and sell similar types of products to similar types of customers under similar regulatory environments using similar methods of distribution. We also expect these subsidiaries to have similar long-term financial performance. Since these pharmaceutical subsidiaries meet the aggregation criteria under paragraph 17 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and EITF No. 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds, the pharmaceutical operating subsidiaries are aggregated into one reportable segment, pharmaceutical. During 2005 we acquired Phoenix and merged it with our veterinary subsidiary, which is presented as Animal Health. Accordingly, our prior years’ segments have been reclassified to present the Animal Health segment separate from Corporate and other.

To provide additional information, we have disaggregated our pharmaceutical segment results into the geographic regions in which the subsidiaries are located. The North America region contains our subsidiaries in the United States and Canada. The Europe region contains subsidiaries located in Europe. Latin America consists of subsidiaries in South America and Mexico. Corporate and other includes the diagnostic subsidiaries and subsidiaries located in other geographic regions as well as corporate activities and elimination of intercompany transactions.

The information provided is based on internal reports and was developed and utilized by management for the sole purpose of tracking trends and changes in the results of the regions. The information, including the allocations of expense and overhead, was calculated based on a management approach and may not reflect the actual economic costs, contributions or results of operations of the regions as stand-alone businesses. If a different basis of presentation or allocation were utilized, the relative contributions of the regions might differ but the relative trends would, in management’s view, likely not be materially impacted.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The table below sets forth net revenues and profits in the regional presentation:

	Pharmaceutical
	North		Latin	Animal	Corporate	Total
	America	Europe	America	Health	and Other	IVAX
2005
External net sales	$1,016,872	$641,571	$377,271	$116,584	$23,198	$2,175,496
Intersegment sales	1,128	61,760	—	—	(62,888)	—
Other revenues	10,842	67,511	2,110	82	4,380	84,925

Net revenues	1,028,842	770,842	379,381	116,666	(35,310)	2,260,421

Restructuring	88	4,262	95	403	—	4,848

Operating income (loss)	125,485	70,931	68,063	28,738	(57,084)	236,133

Interest income	27	2,450	3,513	180	9,185	15,355
Interest expense	81	(1,987)	(2,539)	(240)	(55,735)	(60,420)
Other income (expense), net	19,080	(10,697)	957	(3,735)	24,305	29,910
Equity earnings of affiliates	—	—	—	—	(128)	(128)
Tax provision (benefit)	46,447	19,518	15,716	9,133	(21,448)	69,366

Income (loss) from continuing operations before minority interest	98,226	41,179	54,278	15,810	(58,009)	151,484

2004
External net sales	$850,839	$551,697	$312,900	$29,948	$23,189	$1,768,573
Intersegment sales	4,667	86,805	—	—	(91,472)	—
Other revenues	4,164	65,540	2,914	—	(3,773)	68,845

Net revenues	859,670	704,042	315,814	29,948	(72,056)	1,837,418

Restructuring	—	1,119	392	—	(137)	1,374

Operating income (loss)	140,245	76,572	65,214	7,688	(37,852)	251,867

Interest income	3	1,238	1,259	—	3,045	5,545
Interest expense	(182)	(1,762)	(1,194)	—	(38,286)	(41,424)
Other income (expense), net	6,904	(3,432)	533	264	393	4,662
Equity earnings of affiliates	—	738	(10)	—	446	1,174
Tax provision (benefit)	52,028	9,746	(12,540)	2,775	(28,252)	23,757

Income (loss) from continuing operations before minority interest	94,942	63,608	78,342	5,177	(44,002)	198,067

2003
External net sales	$625,523	$440,259	$251,067	$31,293	$20,760	$1,368,902
Intersegment sales	2,289	66,645	—	—	(68,934)	—
Other revenues	22,767	25,568	838	—	2,264	51,437

Net revenues	650,579	532,472	251,905	31,293	(45,910)	1,420,339

Restructuring	—	3,404	302	—	—	3,706

Operating income (loss)	131,087	5,678	50,948	9,287	(24,422)	172,578

Interest income	3	619	1,126	—	1,962	3,710
Interest expense	(1,470)	101	(946)	—	(41,293)	(43,608)
Other income (expense), net	6,633	(5,495)	(2,026)	171	10,811	10,094
Equity earnings of affiliates	—	—	—	—	1,644	1,644
Tax provision (benefit)	40,663	3,892	13,195	3,323	(15,514)	45,559

Income (loss) from continuing operations before minority interest	95,590	(2,989)	35,907	6,135	(35,784)	98,859

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The following table reconciles total assets by geographic region and segment to the consolidated total as of December 31:

	Pharmaceutical
Year	North America	Europe	Latin America	Animal Health	Corporate and Other	Total IVAX
2005	$833,020	$1,059,393	$868,645	$468,553	$290,583	$3,520,194
2004	835,072	1,154,322	790,153	13,308	419,164	3,212,019
2003	730,949	834,917	722,178	12,203	72,687	2,372,934

The following table shows additions to long-lived assets and depreciation/amortization by region and segment:

	Additions to Long-Lived Assets			Depreciation/Amortization
Region	2005	2004	2003	2005	2004	2003
North America	$18,947	$41,383	$37,914	$33,746	$30,459	$28,416
Europe	43,250	179,985	124,442	51,441	38,929	36,948
Latin America	14,686	41,656	8,466	12,648	9,036	7,896
Animal Health	379,497	451	76	2,428	118	89

We sell products in a large number of countries; however, only two countries, the United States and the United Kingdom, have net revenues that are significant to consolidated net revenues. Additionally, we have material amounts of long-lived assets in the United States, the United Kingdom, Chile and Poland. The following table summarizes net revenues based on the location of the third party customer and long-lived assets, which excludes the long-term net deferred tax asset included in “Other assets” in the accompanying consolidated balance sheets, based on the country of physical location:

Geographic Areas:		United States	United Kingdom	Chile	Poland	Other	Total IVAX
Net revenues	2005	$1,167,944	$272,918	$101,218	$71,840	$646,501	$2,260,421
	2004	906,814	290,636	89,965	21,847	528,156	1,837,418
	2003	700,283	232,517	75,560	1,837	410,142	1,420,339

Long-lived assets	2005	$852,526	$216,270	$301,082	$200,136	$439,320	$2,009,334
	2004	468,712	238,914	280,215	218,422	464,612	1,670,875
	2003	465,956	226,466	265,069	375	407,368	1,365,234

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Net Revenues by Therapeutic Category and Product Type:

	Net Revenues
	2005	2004	2003
Therapeutic category:
Respiratory
Proprietary and branded	$278,405	$236,090	$194,483
Generic pharmaceutical	128,415	135,396	121,551

Total Respiratory	406,820	371,486	316,034

Other
Proprietary and branded	581,636	384,313	345,024
Generic pharmaceutical	1,271,965	1,081,619	759,281

Total Other	1,853,601	1,465,932	1,104,305

Total product type:
Proprietary and branded	860,041	620,403	539,507
Generic pharmaceutical	1,400,380	1,217,015	880,832

Total	$2,260,421	$1,837,418	$1,420,339

No single customer accounted for 10% or more of our consolidated net revenues for any of the three years ended December 31, 2005. Other revenues included in net revenues in the accompanying consolidated statements of operations consist of license fees, royalties, and development service fees and milestones.

The following table displays the changes in the carrying amounts of goodwill, net, by geographic region and segment:

	Pharmaceutical
	North America	Europe	Latin America	Animal Health	Corporate and Other	Consolidated Goodwill, Net
January 1, 2003	$3,972	$32,839	$323,137	$—	$47,455	$407,403
Acquisitions	—	41,222	—	—	—	41,222
Foreign exchange and other	(2,500)	7,792	35,859	—	(111)	41,040

December 31, 2003	1,472	81,853	358,996	—	47,344	489,665
Acquisitions	—	153,925	14,196	—	—	168,121
Foreign exchange and other	—	13,677	11,365	—	(50)	24,992

December 31, 2004	1,472	249,455	384,557	—	47,294	682,778
Acquisitions	—	—	—	349,455	—	349,455
Foreign exchange and other	—	(56,652)	19,547	—	(93)	(37,198)

December 31, 2005	$1,472	$192,803	$404,104	$349,455	$47,201	$995,035

(14) Commitments and Contingencies:

Sales of Businesses and Gain on Sale—Significant assumptions in the preparation of the financial statements include our belief that the outcome of contingencies indemnified by us in the sale of certain businesses will not have a material effect on future operations and that the probability of a refund of previously recognized gain on sale of product rights is remote.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Leases—We lease office, plant and warehouse facilities and automobiles under non-cancelable operating leases. Motor vehicles, production equipment and certain manufacturing facilities are also leased under capital leases. Rent expense totaled approximately $14,003 in 2005, $10,144 in 2004 and $8,039 in 2003. The future minimum lease payments under non-cancelable capital leases and their related assets recorded at December 31, 2005 and 2004, were not material. Certain of our leases contain escalation clauses and renewal options. The future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2005, were as follows:

2006	$13,937
2007	10,599
2008	8,978
2009	7,180
2010	6,499
Thereafter	6,593

Total minimum lease payments	$53,786

Legal Proceedings (currency amounts in thousands)—

Terazosin Litigation

On December 21, 1998, an action purporting to be a class action, styled Louisiana Wholesale Drug Co. vs. Abbott Laboratories, Geneva Pharmaceuticals, Inc. and Zenith Goldline Pharmaceuticals, Inc., was filed against IVAX Pharmaceuticals, Inc. (IPI) and others in the United States District Court for the Southern District of Florida, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott Laboratories during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief. Eighteen additional class action lawsuits containing allegations similar to those in the Louisiana Wholesale case were filed in various jurisdictions between July 1999 and February 2001, the majority of which have been consolidated with the Louisiana Wholesale case. On March 13, 2000, the Federal Trade Commission (FTC) announced that it had issued complaints against, and negotiated consent decrees with, Abbott Laboratories and Geneva Pharmaceuticals arising out of an investigation of the same subject matter that is involved in these lawsuits. The FTC took no action against IPI. On December 13, 2000, plaintiffs’ motion for summary judgment on the issue of whether the settlement agreement constituted a per se violation of Section 1 of the Sherman Antitrust Act in the Louisiana Wholesale case was granted. On September 15, 2003, the United States Court of Appeals for the Eleventh Circuit reversed the order. On September 20, 2001, the District Court entered an order certifying the direct purchaser class and in early 2002, IPI entered into a settlement with the direct purchaser class. In November 2003, the appellate court also issued a ruling de-certifying the class. On remand and following class discovery, the District Court entered an order on June 23, 2004, denying the Direct Purchaser Plaintiffs’ renewed motion for class certification. In light of these orders, on August 31, 2004, we elected to terminate the Settlement Agreement with the direct purchasers and requested the return of the settlement payment less notice and Settlement Fund administrative fees. On February 16, 2005, IPI announced to the Court its willingness to re-enter into the settlement with the direct purchasers on substantially the same terms as the previous settlement, provided that the court certifies a settlement class of direct purchasers that is not materially different from the previously de-certified direct purchaser class. On February 25, 2005, the Court indicated its preliminary approval of a settlement containing these terms and provisions. On April 19, 2005, the Florida Federal Court entered an Order and Final Judgment

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

specifically providing, inter alia, that IPI’s settlement with the direct purchasers is reaffirmed and remains in full force and effect. To date, sixteen of the actions naming IPI have either been settled or dismissed. Subsequent to the entry of the Court Order and Final Judgment, the plaintiff in one of those remaining actions, Daniels v. Abbott Laboratories, Case No. 00-CC-04975 in Superior Court, Orange County, California, moved the court for permission to pursue its claims against the defendants on behalf of a purported class of California indirect purchasers. The Company believes that any purported claims the California plaintiffs may have had against the Company were settled and extinguished pursuant to the Company’s indirect purchaser Settlement Agreement dated May 30, 2002, and the final judgment entered by the Florida Federal Court pursuant to that agreement. On October 31, 2005, the California court denied the plaintiffs’ request to lift the stay that is in place in that case. On December 14, 2005, the defendants filed a motion for Summary Judgment on the issue of whether plaintiffs’ claims have been extinguished by the Florida Federal court settlement. On February 27, 2006, the California court orally announced from the bench that it was granting the motion for summary judgment, agreeing that the resolution of the Louisiana Wholesale case also resolved Daniels’s claims, as well as those of the class he purports to represent. A written order to that effect is expected, but has yet to be entered.

Fen-Phen Litigation

IPI has been named in a number of individual and class action lawsuits in both state and federal courts involving the diet drug combination of fenfluramine and phentermine, commonly known as “fen-phen.” Generally, these lawsuits seek damages for personal injury, wrongful death and loss of consortium, as well as punitive damages, under a variety of liability theories including strict products liability, breach of warranty and negligence. IPI did not manufacture either fenfluramine or phentermine, but did distribute the brand equivalent version of phentermine manufactured by Eon Labs Manufacturing, Inc. (Eon) and Camall Company. Although IPI had a very small market share, to date, IPI has been named in approximately 5,546 cases and has been dismissed from approximately 5,501 of these cases, with additional dismissals pending. IPI intends to vigorously defend all of the lawsuits, and while management believes that its defense will succeed, as with any litigation, there can be no assurance of this. Currently Eon is paying for approximately 50% of IPI’s costs in defending these suits and is fully indemnifying IPI against any damages IPI may suffer as a result of cases involving product manufactured by Eon. In the event Eon discontinues providing this defense and indemnity, IPI has its own product liability insurance. While IPI’s insurance carriers have issued reservations of rights, IPI believes that it has adequate coverage. As of September 1, 2004, claims made against us for the first time may not be afforded insurance coverage. Although it is impossible to predict with certainty the outcome of litigation, we do not believe this litigation will have a material adverse impact on our consolidated financial condition or results of operation.

Average Wholesale Price (AWP) Litigation

New York City and a number of counties in the State of New York have filed complaints against IVAX and IPI and other pharmaceutical companies alleging a scheme to overcharge for prescription drugs paid for by Medicaid, a portion of which is paid for by these New York municipalities and counties. IVAX and IPI have been named as defendants in actions filed by the County of Nassau, the County of Erie and a consolidated complaint originally brought by the City of New York and thirty New York Counties, but which has been expanded to include an additional eleven (11) counties. In these cases, plaintiffs seek the recovery of unspecified damages, including restitution, treble and punitive damages, civil penalties, interest and attorneys fees. Other than the County of Erie case which was originally filed in the Supreme Court of the State of New York, Erie County, removed by the defendants on April 15, 2005 and subsequently remanded to state court, these actions were filed in the United States District Court for the applicable district in New York and, thereafter, were either

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

transferred to the United States District Court for the District of Massachusetts as part of the Pharmaceutical Industry Average Wholesale Price Multi-District Litigation, MDL 1456 (MDL), or are in the process of being transferred to the MDL. The County of Suffolk vs. Abbott Laboratories, Inc. et al. action (Suffolk Action) was previously treated as the lead New York county case in the MDL. In the Suffolk Action, the court dismissed IVAX and IPI from the complaint by order dated October 26, 2004. On April 8, 2005, the Court entered a further Order dismissing the complaint with respect to the remaining defendants based upon insufficiency of the allegations. On February 1, 2006, the County of Nassau was granted leave to file a Second Amended Complaint naming IVAX and IPI as defendants. On April 25, 2005, other than the County of Nassau and County of Erie, the various New York County Court cases were consolidated with civil action number 01-12257, which case was designated the lead case. Thereafter, on June 24, 2005, a Consolidated Amended Complaint was filed on behalf of New York City and 30 New York counties, naming IVAX and IPI as defendants. On February 10, 2006, an additional 11 counties in the State of New York joined in the Consolidated Complaint. On March 3, 2006, defendants filed motions to dismiss all of the various New York City and County cases. We intend to vigorously defend ourselves in these actions.

IVAX was named as a defendant, along with other generic drug manufacturers, in The Commonwealth of Massachusetts vs. Mylan Laboratories, et al., filed in the United States District Court for the District of Massachusetts (Massachusetts Action). The Massachusetts Action alleges that through fraudulent and deceptive schemes thirteen manufacturers of generic pharmaceuticals caused Massachusetts to overpay pharmacies. The state seeks unspecified damages, including injunctive relief, restitution, treble damages, civil penalties, interest, attorney fees and investigation and litigation costs. The case is pending before the same judge that is handling the MDL. The defendants in the Massachusetts Action moved to dismiss the complaint and by order dated February 4, 2005, the Court denied the motion in part, granted the motion in part, and deferred ruling in part. On April 5, 2005, the Court dismissed the complaint for failure to plead with specificity the allegations of false and fraudulent representations. The Commonwealth of Massachusetts filed an amended complaint and motions to dismiss that complaint were subsequently denied on August 17, 2005. We intend to vigorously defend ourself in this action.

A number of states have filed actions against IVAX and IPI and other pharmaceutical companies alleging schemes to overcharge for prescription drugs. IVAX and IPI have been named as defendants in the following actions filed by the State of Wisconsin, the Commonwealth of Kentucky, the State of Alabama, the State of Illinois, the State of Florida and the State of Mississippi. IVAX and IPI were added as defendants in State of Wisconsin vs. Abbott Laboratories, Inc., et al., Circuit Court of Dane County, Case No. 04 CV 1709 on November 1, 2004. IVAX and IPI were named as defendants in Commonwealth of Kentucky vs. Alpharma, Inc., Franklin Circuit Court, Case No. 04-CI-1487 on November 4, 2004. IVAX and IPI were named as defendants in State of Alabama vs. Abbott Laboratories, Inc., et al., Circuit Court of Montgomery County, Case No. CV-2005-219 on January 26, 2005. IVAX and IPI were named as defendants in The People of the State of Illinois vs. Abbott Laboratories, Inc., Circuit Court of Cook County, Case No. 05CH02474 on February 7, 2005 and the State of Florida v. Alpharma, et al., Second Judicial Circuit in and for Leon County, Florida, Case Nos. 98-3032F and 03-CA1165A. IVAX and IPI were also added as defendants in the State of Mississippi v. Abbott Laboratories, Inc., et al., Chancery Court of Hinds County, Mississippi First Judicial District, Case No. 2005-2021 on October 20, 2005. In each of these actions, the States seek unspecified damages, including treble and punitive damages, interest, civil penalties and attorneys fees. The Wisconsin, Kentucky, Alabama and Illinois cases were removed to federal court on July 13, 2005, and the Kentucky and Illinois cases were subsequently transferred by the Judicial Panel on Multidistrict Litigation to the MDL proceeding in Boston. The States of Alabama and Wisconsin cases were remanded to their respective state courts. Motions to dismiss the complaints are pending in the Wisconsin, Kentucky, Illinois and Mississippi cases. In the Alabama matter, the court on remand denied the motion to dismiss and granted in part defendants’ motion for more definite statement. On

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

January 11, 2006, the State of Alabama filed an amended complaint. The defendants have also filed a writ of mandamus with the Alabama Supreme Court regarding the denial of defendants’ motion to dismiss regarding the statute of limitations which was denied. We intend to vigorously defend ourselves in these actions.

IPI, along with numerous other pharmaceutical companies, has received inquiries from and responded to requests for records and information from the Committee on Energy and Commerce of the United States House of Representatives in connection with the Committee’s investigation into certain industry and IPI practices regarding AWP. IPI has also received correspondence from the States of Nevada, Kentucky, Florida, and Illinois, on behalf of itself and eight other states, indicating that the Office of the Attorney General (OAG) for these states are investigating allegations of purportedly improper pricing practices related to the average manufacturer price and best price calculations. As a result of the investigation the OAG for the States have advised us that we are required to maintain all records related to the investigation. On December 8, 2005, the attorney general for the State of Idaho also sent IVAX and IPI a letter advising that the State has begun an investigation into potential violations in Idaho in connection with the marketing and sales of pharmaceutical products, including the reporting of wholesale acquisition costs (WAC’s) and AWP’s. The outcome of these investigations could include the imposition of substantial fines, penalties and injunctive or administrative remedies.

IPI received a letter dated June 23, 2005 from the Texas Health and Human Services Commission, Bureau of Vendor Drug, seeking verification that the fluconazole 200 mg and 150 mg published WAC price is currently and generally available in the marketplace after chargebacks, rebates and other discounts. IPI submitted its response, but by letter dated December 12, 2005, the State rejected IPI’s contention that the submission of WAC is responsive to the request. In the letter, the State informed IPI that it had referred the matter to the state attorney general. In January 2006, a representative of the Attorney General’s Office indicated that it is currently continuing an investigation into IPI’s 2001 price reporting of drug pricing to the Texas Medicare program and may seek compensation in excess of $5,700 under the Texas False Claims Act. It is possible that the Texas Attorney General will pursue this investigation, or expand it to include time periods after 2001. IVAX and IPI intend to vigorously defend themselves in these actions.

United Kingdom Serious Fraud Office Investigation and Related Litigation

In April 2002, we received notice of an investigation by the United Kingdom Serious Fraud Office officials concerning prices charged by generic drug companies, including Norton Healthcare Limited, trading as IVAX Pharmaceuticals UK, for penicillin-based antibiotics and warfarin sold in the United Kingdom from July 1997 to 2000 and 1996 to 2000, respectively. This is an investigation by the Serious Fraud Office of the United Kingdom involving all pharmaceutical companies that sold these products in the United Kingdom during this period. According to statements by investigating agencies, the Serious Fraud Office does not expect bringing charges before April 2006. There is no indication at this time regarding which companies, if any, may be charged.

In December 2002, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of warfarin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate aggregate amount of 27,527 Pounds Sterling (approximately $47,429 at the December 31, 2005, currency exchange rate), plus interest and costs.

In December 2003, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions which adversely affected competition in the sale and supply of penicillin based antibiotics

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

in the United Kingdom between 1997 and 2000. This claim seeks damages against all defendants in the approximate amount of 31,438 Pounds Sterling (approximately $54,168 at the December 31, 2005, currency exchange rate), plus interest and costs.

In July 2004, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of ranitidine in the United Kingdom between 1998 and 2000. This claim seeks damages against all defendants in the approximate amount of 69,252 Pounds Sterling (approximately $119,321 at the December 31, 2005, currency exchange rate), plus interest and costs.

On January 13, 2005, Norton Healthcare Limited and Norton Pharmaceuticals Limited were advised by the Scottish Ministers and Healthcare Trusts that they were considering whether to commence claims against Norton and other pharmaceutical companies for alleged anti-competitive practices arising out of the pricing and supply of warfarin, penicillin based antibiotics and ranitidine. While these claims stem from the same conduct alleged by the United Kingdom Serious Fraud Office and the Secretary of State of Health in the above disclosed matters, they concern losses allegedly suffered by the Scottish Health Authorities. On May 27, 2005, the Scottish Ministers initiated separate civil proceedings relating to warfarin, penicillin based antibiotics and rantidine and seek damages in the approximate amounts of 3,305 Pounds Sterling (approximately $5,695 at the December 31, 2005, currency exchange rate) plus interest and costs related to warfarin, 3,302 Pounds Sterling (approximately $5,689 at the December 31, 2005, currency exchange rate) plus interest and costs related to penicillin based antibiotics and 13,485 Pounds Sterling (approximately $23,235 at the December 31, 2005, currency exchange rate) plus interest and costs related to ranitidine. On August 26, 2005, the Claimants served an application to amend their Particulars of Claim in the warfarin action to include further details of their allegations and to further seek exemplary damages. The Claimants withdrew their amendments relating to exemplary damages and subsequently on September 2, 2005, leave to amend was granted.

Northern Ireland Department of Health and Social Services and Public Safety and Others

On November 11, 2005, Reynolds Porter Chamberlain (“RPC”) wrote to Norton Healthcare Limited and Norton Pharmaceuticals Limited (“Norton”) to inform them that RPC had been instructed by the Department of Health and Social Services and Public Safety (For Northern Ireland) and Others in respect of alleged price fixing and supply fixing agreements in relation to warfarin, penicillin based antibiotics and ranitidine. While these claims stem from the same conduct alleged by the United Kingdom Serious Fraud Office, the Secretary of State of Health and the Scottish Ministers in the above disclosed matters, they concern losses allegedly suffered by the Northern Irish Health Authorities. On November 15, 2005, Department of Health and Social Services and Public Safety (For Northern Ireland) and Others proceeded to initiate separate proceedings relating to warfarin, penicillin based antibiotics and ranitidine respectively and seek damages in the approximate amounts of 950 Pounds Sterling (approximately $1,637 at the December 31, 2005 currency exchange rate) plus exemplary damages, interest and costs related to warfarin, 1,368 Pounds Sterling (approximately $2,357 at the December 31, 2005 currency exchange rate) plus exemplary damages, interest and costs related to penicillin based antibiotics and 3,743 Pounds Sterling (approximately $6,449 at the December 31, 2005 currency exchange rate) plus exemplary damages, interest and costs related to ranitidine.

Patent Litigation

IPI filed Abbreviated New Drug Applications (ANDAs) under paragraph IV of the Hatch-Waxman Act to market and sell various strengths of generic gabapentin capsules and tablets, a product marketed by Warner-Lambert under the trademark Neurontin®. As a result of the filing of these ANDAs, Warner Lambert Company, Pfizer and Godecke Aktiengesellschaft filed three separate suits against us and our affiliates for patent infringement. These three consolidated actions are now pending in the United States District Court for the District of New Jersey. Civil Action No. 00-6073 was filed December 14, 2000, Civil Action No. 01-0193 was filed January 12, 2001, and Civil Action No. 01-1537 was filed February 3, 2001. The three suits have been

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

consolidated in a multidistrict litigation in the District of New Jersey with several other cases brought by plaintiffs against other companies seeking to market generic gabapentin. We, along with the other defendants in the consolidated actions, moved for summary judgment of non-infringement and invalidity of Warner-Lambert’s patents on various grounds. Oral argument on these motions were held in November 2004. In August 2004, based on our decision to begin commercial sales of non-AB-rated gabapentin tablets, Warner-Lambert sought a temporary restraining order and a preliminary injunction in an effort to prevent us from doing so. Warner-Lambert’s request was denied, and we commenced commercial sale of our non-AB-rated gabapentin tablets on August 18, 2004. We also commenced commercial sales of the AB-rated gabapentin capsules on March 23, 2005 and the AB-rated gabapentin tablets on April 29, 2005 as a result of a settlement reached with the generic manufacturer awarded the exclusivity by the FDA. On August 22, 2005, the court granted summary judgment of non-infringement in favor of the defendants based on Warner-Lambert’s inability to meet its burden to prove infringement, both literally and under the doctrine of equivalents. While we expect to be successful in our defense, in the event the court ultimately determines that we infringed a valid patent of Warner-Lambert in our sales of gabapentin, it may result in an injunction against us preventing further sales and substantial damages which could exceed our profit or selling price for these products.

Environmental Matters

On July 16, 2003, API Industries, Inc. (API) received an EPA letter requesting API to submit a revised Solid Waste Management Unit (SWMU) Plan, including additional sampling and investigation elements, concerning the alleged presence of isopropyl ether (IPE) in its facility. On November 7, 2003, API filed its response to the EPA’s July 16, 2003, letter and submitted a revised SWMU Plan to cooperate with the agency. On April 27, 2004, the EPA requested API to further address certain groundwater contaminant issues, including monitoring and sampling, relating to the presence of IPE in its facility. On June 14, 2004, API responded to the EPA’s April 27, 2004, letter and submitted a revised SWMU Plan. On November 8, 2004, API received the EPA’s approval of the SWMU Plan revision 3.0 dated November 2, 2004. API engaged in the necessary efforts to conduct the actions delineated in the referenced plan. API submitted its preliminary report to the EPA on August 31, 2005.

On November 3, 2004, API received a Notice of Deficiency whereby the EPA states that it is the agency’s position that one of the incinerators at the company’s plant must be decontaminated and closed pursuant to 40 CFR § 264.351. EPA bases its position on the company’s failure to present a Notice of Intent to Comply (NIC) with MACT for such incinerator (due in 1999). API agreed to submit a revised Closure Plan for EPA’s review and approval and a revised RCRA Part B application reflecting this closure was filed on February 15, 2005. On June 10, 2005, the EPA determined that the revised Part B permit application was technically complete.

Other Litigation

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to ANDA applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our consolidated financial position or results of operations.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

We intend to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

(15) Quarterly Financial Information (Unaudited):

The following tables summarize selected quarterly data of IVAX for the years ended December 31, 2005 and 2004:

	First Quarter	Second Quarter (1)	Third Quarter (2)	Fourth Quarter (3)	Full Year
2005
Net revenues	$491,591	$577,293	$617,728	$573,809	$2,260,421
Gross profit	202,762	236,749	261,007	246,388	946,906
Income from continuing operations	33,546	45,561	55,362	17,139	151,608
Net income	33,546	45,561	55,362	17,139	151,608
Basic earnings per common share:
Continuing operations	0.13	0.17	0.20	.06	.57
Net income	0.13	0.17	0.20	.06	.57
Diluted earnings per common share:
Continuing operations	0.12	0.17	0.20	.06	.55
Net income	0.12	0.17	0.20	.06	.55

2004
Net revenues	$425,191	$463,962	$439,086	$509,179	$1,837,418
Gross profit	199,406	224,554	190,556	237,777	852,293
Income from continuing operations	42,341	48,098	44,378	63,210	198,027
Net Income	42,341	48,098	44,378	63,210	198,027
Basic earnings per common share:
Continuing operations	0.17	0.19	0.18	0.25	0.79
Net income	0.17	0.19	0.18	0.25	0.79
Diluted earnings per common share:
Continuing operations (4)	0.16	0.18	0.17	0.24	0.75
Net income (4)	0.16	0.18	0.17	0.24	0.75

(1)	Our net revenues and gross profit benefited by approximately $6,700, $4,254 net of tax, during the second quarter of 2004, due to positive resolution of potential service level claims. The potential service level claims related to contractual penalties payable in the event we were unable to fulfill specific purchase orders within defined parameters. Service level penalty amounts were accrued based on our interpretation of the contracts and claims history. These amounts were reversed following a determination that the amounts were not owed based upon agreements with the customers. This change increased our diluted earnings per share by $0.02.
(2)

Our operating results during the third quarter of 2005 were negatively impacted by $10,237 of partially non-tax deductible accrued employee retention bonuses and other merger related costs as a result of the merger with Teva. Our net revenues and gross profit benefited by approximately $2,300, $1,461 net of tax, during the third quarter of 2004, due to the positive resolution of additional potential service level claims. The potential service level claims related to contractual penalties payable in the event we were unable to

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

fulfill specific purchase orders within defined parameters. Service level penalty amounts were accrued based on our interpretation of the contracts and claims history. These amounts were reversed following a determination that the amounts were not owed based upon agreements with the customers. In addition, our tax provision and net income for the third quarter of 2004, benefited by net changes of $4,197 related to the merger of two of our Chilean subsidiaries and by $7,033 from the reversal of tax reserves, relating to prior years’ tax issues, that on review were determined to no longer be necessary partially offset by $2,828 of additional valuation allowance recorded against a deferred tax asset in Europe. The total impact of these changes increased net income by $9,863, or $0.04 per diluted share, for the three months ended September 30, 2004.

(3)	Our operating results during the fourth quarter of 2005 were negatively impacted by $9,619 of partially non-tax deductible accrued employee retention bonuses and other merger related costs, which are recorded as “Merger expense” in the accompanying consolidated statements of operations, as well as $21,239 of partially non-tax deductible accelerated amortization of debt issuance costs and discount on the repurchase or conversion of our convertible notes, which are recorded as “Interest expense” in the accompanying consolidated statements of operations, resulting from the merger with Teva. These impacts were partially offset by approximately $8,000 of other revenue and $2,000 of cost of sales from the assignment of certain contracts required by the Federal Trade Commission due to the merger with Teva and $4,674 gains on the repurchase or conversion of debt. During the fourth quarter of 2004, our estimates of the reserve for shelf-stock adjustments decreased compared to the third quarter of 2004, by $8,400 due to delayed competition for one product and by $3,000 due primarily to agreement with a customer during the fourth quarter of 2004 that no shelf stock adjustment was required for previously purchased product. In addition, our estimate of the tax benefit to be received from the merger of two of our Chilean subsidiaries decreased by $2,911 compared to the estimate as of September 30, 2004, due to revision of the estimated amounts at which various issues connected with the merger are expected to be settled. These changes during the fourth quarter did not impact the results for the year ended December 31, 2004. Also, our tax provision during the fourth quarter and year of 2004 benefited by the reversal of a $1,544 tax reserve relating to a prior year foreign exposure that was resolved during the fourth quarter of 2004. These changes increased our net revenues by $11,400, increased our tax provision by $5,471 and increased net income by $5,929, or $0.02 per diluted share, during the fourth quarter of 2004.
(4)	On September 30, 2004, the EITF reached a consensus on Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share, concluding that contingently convertible debt instruments should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. This consensus was effective for reporting periods ending after December 15, 2004, and required prior period earnings per share amounts presented for comparative purposes to be restated utilizing a transition method. The transition method agreed upon by the EITF is a modified restatement approach that results in a company applying the consensus to the terms of the security at the adoption date. As such, if the terms of the security are changed prior to the adoption date, it is the changed terms to which the consensus is applied. We adopted the consensus in the fourth quarter of 2004. The impact of adoption reduced our reported diluted earnings per share for each of the three month periods ended March 31, 2004, June 30, 2004, and December 31, 2004, by $0.01 per share and for the year ended December 31, 2004 by $0.03 per share and there was no impact on the prior years reported diluted earnings per share.

(16) Related Party Transactions:

Whitman Education Group, Inc. (Whitman) leased office space from us in Miami, Florida. Whitman leased approximately 12 square feet from January 1, 2004 through March 30, 2004 and 6 square feet from April 1, 2004 through June 15, 2004 at an annual adjusted rate of $173 and 12 square feet during 2003 at an annual rate of $292.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Whitman was acquired by an unaffiliated entity, Career Education Corporation on July 1, 2003. Following the acquisition, the lease was terminated and Whitman vacated the facility on June 15, 2004. The total rental income, including furniture received and termination payments, was $171 in 2004. Prior to the acquisition, Dr. Frost, our Chairman of the Board of Directors through January 26, 2006, and Chief Executive Officer, was Chairman of the Board of Directors of Whitman. Mr. Flanzraich, our Vice Chairman, President and a Director through January 26, 2006, was a Director of Whitman, and Mr. Pfenniger, one of our Directors through January 26, 2006, was Chief Executive Officer and Vice Chairman of the Board of Directors of Whitman. In addition, Dr. Frost was a principal shareholder of Whitman.

We paid $3,073 in 2005, $2,436 in 2004 and $2,504 in 2003 to PharmAir Corporation for use of an airplane. PharmAir Corporation is indirectly, beneficially owned by our Chief Executive Officer.

During 2004, a wholly-owned subsidiary of IVAX entered into a Promotion Agreement (Promotion Agreement) with Aero Pharmaceuticals, Inc. (Aero), pursuant to which certain sales representatives of Aero will promote designated products of IVAX. Under the terms of the agreement, we paid Aero a promotion fee of $2,898 in 2005 and $683 in 2004. The Promotion Agreement has an 18-month term, subject to our right to terminate the Promotion Agreement on 30 days notice prior to each of April 8, 2005, October 8, 2005 and January 8, 2006. Mr. Richard Frost, the Chairman and a principal shareholder of Aero, is the nephew of Dr. Phillip Frost, Chief Executive Officer of IVAX. Dr. Frost has no stock ownership or other financial interest in Aero.

During 2005, a wholly-owned subsidiary of IVAX entered into two agreements with InnovaPharm, Inc. The first is a Services Agreement for Prescription Pharmaceutical Products (Prescription Agreement), pursuant to which InnovaPharm will provide services and perform certain regulatory functions in Canada with respect to certain designated products. In 2005, under the terms of the agreement, we paid InnovaPharm a $55 fee based on a percentage of net sales for these services. The term of the Prescription Agreement began upon execution of the agreement and continues through June 30, 2007 with automatic two-year renewals, subject to our right to terminate the Prescription Agreement on 120 days notice prior to each anniversary of the agreement’s execution date. The second agreement is a Services Agreement for OTC Products (OTC Agreement), pursuant to which InnovaPharm will serve as an exclusive sales representative in Canada for the promotion of certain designated OTC products. Under the terms of the agreement, we will pay InnovaPharm a fee based on a percentage of net sales for these services. In 2005, no sales occurred under the OTC Agreement. The OTC Agreement has a three-year term, with one-year renewals upon written consent of the parties. Mr. Tarik Henein, the President and a principal shareholder of InnovaPharm, is the son of Dr. Rafick Henein, our Senior Vice President through January 26, 2006. Dr. Henein has no stock ownership or other financial interest in InnovaPharm.

(17) Valuation and Qualifying Accounts:

The activity in our allowance for doubtful accounts for the year ended December 31 was as follows:

Description	Balance at Beginning of Year	Charged to Cost and Expenses	Net Deductions	Other	Balance at End of Year
2003	$21,719	(1,948)	(2,893)	797	$17,675

2004	$17,675	2,627	(4,744)	3,654	$19,212

2005	$19,212	2,272	(4,095)	(983)	$16,406

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The activity in our inventory reserve accounts for the year ended December 31 was as follows:

Description	Balance at Beginning of Year	Charged to Cost and Expenses	Net Deductions	Other	Balance at End of Year
2003	$7,812	2,948	(468)	1,469	$11,761

2004	$11,761	506	(789)	92	$11,570

2005	$11,570	3,177	(3,262)	2,582	$14,067

The activity in our environmental accrual accounts for the year ended December 31 was as follows:

Description	Balance at Beginning of Year	Charged to Cost and Expenses	Net Deductions	Other	Balance at End of Year
2003	$1,351	1,110	(1,783)	500	$1,178

2004	$1,178	2,599	(1,119)	—	$2,658

2005	$2,658	106	(293)	—	$2,471

The activity in our deferred income tax valuation accounts for the year ended December 31 was as follows:

Description	Balance at Beginning of Year	Charged to Cost and Expenses	Net Deductions	Other	Balance at End of Year
2003	$27,783	9,692	(3,466)	—	$34,009

2004	$34,009	14,820	—	—	$48,829

2005	$48,829	11,788	(8,409)	—	$52,208

(18) Subsequent Events:

On January 5, 2006, in accordance with the terms of the Subscription Agreement, FGLP exercised the warrant to purchase 1,172 shares of our common stock at an exercise price of $7.68 per share in the form of a cashless exercise. We issued 888 shares of our common stock, valued at $9,000, and canceled the remaining 284 shares at a market value of $31.67 per share as consideration for the shares issued through the exercised warrant.

On January 9, 2006, $50,499 in aggregate principal amount of our 4.5% Notes that was presented for repurchase in the fourth quarter of 2005 settled in cash at par value plus accrued interest of $341. During January 2006, $2,209 in aggregate principal amount of our 4.5% Notes, of which $675 was presented for irrevocable conversion in the fourth quarter of 2005, was converted into 69 shares of our common stock. We reclassified $9 of debt issuance costs and $15 of accrued interest payable to capital in excess of par value related to the conversions. Following the completion of the merger with Teva, the remaining notes are convertible into cash and Teva ADSs, in lieu of IVAX shares, based on the 50/50 ratio of cash and Teva ADSs our shareholders received in the merger. On February 22, 2006, we commenced an offer to repurchase our outstanding 4.5% Notes at a purchase price, per $1,000 principal amount, equal to 100% of the principal amount, together with $17.88 per $1,000 principal amount, representing accrued and unpaid interest to, but excluding, April 8, 2006.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

During January 2006, we borrowed an additional $279,982 under the credit facility in connection with the repurchase and conversion of our convertible notes and incurred an additional $2,316 in accrued interest and paid $79 credit facility fee. On January 26, 2006, Teva repaid the aggregate principal amount of $700,000 borrowed under the credit facility and the related accrued interest.

During January 2006, $112,057 in aggregate principal amount of our 1.5% Notes, of which $109,307 was presented for conversion in the fourth quarter of 2005, was settled in cash and we issued 1,400 shares of our common stock to settle the premium due on conversion. In addition, we accelerated amortization of debt issuance costs related to the irrevocable notices of conversion of $10, which was recorded as interest expense, and recorded a gain on extinguishment of debt of $281 representing accrued interest payable that is not required to be paid as a result of the conversions.

During January 2006, $89,501 in aggregate principal amount of our New 1.5% Notes, of which $73,957 was presented for conversion in the fourth quarter of 2005, was settled in cash and we issued 836 shares of our common stock to settle the premium due on conversion. In addition, we accelerated amortization of debt issuance costs related to the irrevocable notices of conversion of $143, which was recorded as interest expense, and recorded a gain on extinguishment of debt of $503 representing accrued interest payable that is not required to be paid as a result of the conversions.

During January 2006, $95,664 in aggregate principal amount of our 1.875% Notes, of which $88,733 was presented for irrevocable conversion in the fourth quarter of 2005, was settled in cash and we issued 1,478 shares of our common stock to settle the premium due on conversion. We accelerated amortization of debt issuance costs of $32 and debt discount of $382, which are recorded as interest expense, and recorded a gain on extinguishment of debt of $149 representing accrued interest payable that is not required to be paid as a result of the conversions.

During January 2006, the current income tax provision for 2006 was increased and capital in excess of par value was credited by $580 to reflect the tax benefit on extinguishment of debt for the 1.5% Notes, the 1.875% Notes and the New 1.5% Notes.

The remaining 1.875% Notes and the New 1.5% Notes that were not converted prior to the completion of the merger with Teva become convertible into cash based on the $26 per share in cash that was payable to non-electing shareholders. During January 2006, as required by the indentures, we offered to repurchase these outstanding notes for cash at par value plus accrued interest.

On January 26, 2006, Teva completed the acquisition of IVAX. Under the terms of the merger agreement, IVAX shareholders had the right to elect to receive either $26 in cash or 0.8471 ordinary shares of Teva, which trade in the United States in the form of ADSs. There were a total of 290,203 shares of our common stock outstanding prior to completion of the acquisition. Based on the final results of the elections, the merger consideration paid to IVAX shareholders who validly elected to receive all stock consisted of 0.8471 Teva ADSs for 51.9022% of their shares and $26 in cash for approximately 48.09078% of their shares. IVAX shareholders who validly elected to receive all cash received $26 in cash for each share and those who did not make a valid election received $26 in cash for each share. Fractional shares were paid in cash.