Form 20-F
period 2006-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2007-02-28
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File number: 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

5 Basel Street

P.O. Box 3190

Petach Tikva 49131, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share (Title of Class)	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

793,272,230 Ordinary Shares	593,800,333 American Depositary Shares

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

(ii)

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and $ are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”). All figures provided in this annual report reflect the consolidation of Ivax Corporation and Teva’s results commencing February 1, 2006.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which express management’s current beliefs or expectations with regard to future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements relate to, among other things:

•	our business strategy;

•	the development and launch of our products;

•	our projected capital expenditures; and

•	our liquidity.

The forward-looking statements contained herein involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.

You should understand that many important factors, in addition to those discussed or incorporated by reference in this report, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include, in addition to others not described in this report, those described under “Item 3 – Key Information – Risk Factors.” These are factors that we think could cause our actual results to differ materially from expected results.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”). Please also see the cautionary discussion of risks and uncertainties under “Item 3: Key Information – Risk Factors” starting on page 4 of this report. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

The Israeli Securities Law allows Israeli companies, such as Teva, whose securities are listed both on the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including NASDAQ), to report exclusively under the rules of the SEC and generally accepted accounting principles in the United States (“U.S. GAAP”). Except as otherwise indicated, all financial statements and other financial information included in this annual report are presented solely under U.S. GAAP.

The following selected financial data for each of the years in the three-year period ended December 31, 2006 and at December 31, 2006 and 2005 are derived from Teva’s audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2003 and at December 31, 2004, 2003 and 2002 are derived from audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

The selected financial data should be read in conjunction with the financial statements, related notes and other financial information included in this report.

The currency of the primary economic environment in which the operations of Teva and its subsidiaries in Israel and in the United States are conducted is the U.S. dollar. The functional currency of each of Teva’s other subsidiaries (principally operating in Western Europe, Central and Eastern Europe, Latin America and Canada) is the respective local currency.

Operating Data

	For the year ended December 31
	2006	2005	2004	2003	2002
	U.S. dollars in millions (except per share amounts)
Net sales	8,408	5,250	4,799	3,276	2,519
Cost of sales	4,149	2,770	2,560	1,758	1,423

Gross profit	4,259	2,480	2,239	1,519	1,095
Research and development—net	495	369	338	214	165
Selling, general and administrative expenses	1,572	799	697	521	406
Acquisition of in-process research and development	1,295		597
Income from GSK litigation settlement	—			100
Litigation settlement, impairment and restructuring expenses	96		30	7.4

Operating income	801	1,312	578	877	524
Financial income (expenses)—net	(95)	(4)	26	(5)	(25)

Income before income taxes	706	1,308	604	872	499
Income taxes	155	236	267	182	85

	551	1,072	337	691	415
Share in profits (losses) of associated companies—net	(3)	2	(1)	2	(3)
Minority interests in losses (profits) of subsidiaries—net	(2)	(2)	(4)	(1)	(2)

Net income	546	1,072	332	691	410

Earnings per share(1) —Basic ($)	0.72	1.73	0.54	1.29	0.78

—Diluted ($)	0.69	1.59	0.50	1.16	0.74

Weighted average number of shares (in millions)—Basic	756	618	613	539	529

—Diluted	805	681	688	609	581

(1)	Historical figures have been adjusted to reflect the 2-for-1 stock splits effected in June 2004 and December 2002.

Balance Sheet Data

	As at December 31
	2006	2005	2004	2003	2002
	U.S. dollars in millions
Working capital	3,569	3,245	1,998	2,022	1,377.2
Total assets	20,471	10,387	9,632	5,916	4,626.8
Short-term credit, including current maturities:
Short-term debt	742	375	560	644	738.5
Long-term debt, net of current maturities:
Convertible senior debentures	2,458	1,314	1,513	450	810.0
Senior notes and other	2,127	459	215	366	351.4
Total long-term debt	4,585	1,773	1,728	815	1,161.4
Minority interests	35	8	11	7	5
Shareholders’ equity	11,142	6,042	5,389	3,289	1,829

Dividends

Teva has paid dividends on a regular quarterly basis since 1986. Future dividend policy will be reviewed by the board of directors based upon conditions then existing, including Teva’s earnings, financial condition, capital requirements and other factors. Teva’s ability to pay cash dividends may be restricted by instruments governing its debt obligations. Dividends are declared and paid in New Israeli Shekels (“NIS”). Dividends are converted into U.S. dollars and paid by the depositary of Teva’s ADRs for the benefit of owners of ADRs, and are subject to exchange rate fluctuations between the NIS and the U.S. dollar between the declaration date and the date of actual payment.

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 20%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In Teva’s case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. The rate of tax withheld on the dividend declared for the fourth quarter of 2006 was 16%.

The following table sets forth the amounts of the dividends paid in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share). All figures have been adjusted to reflect the 2-for-1 stock splits effected in June 2004 and December 2002.

	2006	2005	2004	2003	2002
	In cents per share
1st interim	7.6	7.0	5.0	3.7	2.2
2nd interim	7.7	7.0	5.0	3.7	2.3
3rd interim	7.9	6.4	5.0	3.7	2.3
4th interim	9.4	7.2	6.9	5.0	3.5

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report. See “Forward-Looking Statements” on page 1.

Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic and innovative branded pharmaceutical products as well as active pharmaceutical ingredients. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time-consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Our ability to introduce and benefit from new products may depend upon our ability to successfully challenge patent rights held by branded companies or otherwise develop non-infringing products. The continuous introduction of new pharmaceutical products as well as active pharmaceutical ingredients is critical to our business.

Our revenues and profits from generic pharmaceutical products generally decline as competitors introduce their own generic equivalents.

Net selling prices of generic drugs typically decline, sometimes dramatically, especially as additional companies receive approvals and enter the market for a given product and competition intensifies. In particular, we are facing increasing competition from brand-name companies in addition to local and foreign generic companies. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new companies selling such product and the timing of their approvals. Our overall profitability depends on, among other things, our ability to continuously and timely introduce new products.

Our revenues and profits are closely tied to our success in obtaining U.S. market exclusivity for generic versions of significant products.

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product. For example, our 2006 operating results included major contributions from products sold with U.S. market exclusivity. Our ability to achieve sales growth and profitability is dependent on our success in challenging patents and/or developing non-infringing products and launching products with U.S. market exclusivity. In addition, the flow of potential new generic products with exclusivity and the size of the product opportunities vary significantly from year-to-year, or even from quarter-to-quarter.

Our revenues and profits from generic pharmaceutical products may decline as a result of intense competition from brand-name companies that are under increased pressure to counter generic products.

Our generic pharmaceutical products face intense competition from brand-name companies that have taken aggressive steps to thwart competition from generic companies. In particular, brand-name companies continue to sell or license their products directly or through licensing arrangements or strategic alliances with generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for a brand-name company to sell directly or through a third party to the generic market, and brand-name companies do not face any other significant barriers to entry into such market. In addition, such companies continually seek to delay generic introductions and to decrease the impact of generic competition, using tactics which include:

•	obtaining new patents on drugs whose original patent protection is about to expire;

•	filing patent applications that are more complex and costly to challenge;

•	filing suits for patent infringement that automatically delay approval of the U.S. Food and Drug Administration (“FDA”);

•	filing citizens’ petitions with the FDA contesting approval of the generic versions of products due to alleged health and safety issues;

•	developing controlled-release or other “next-generation” products, which often reduce demand for the generic version of the existing product for which we are seeking approval;

•	changing product claims and product labeling;

•	developing and marketing as over-the-counter products those branded products which are about to face generic competition; and

•	making arrangements with managed care companies and insurers to reduce the economic incentives to purchase generic pharmaceuticals.

These strategies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether.

Sales of our products may be adversely affected by the continuing and recent consolidation of our U.S. distribution network, seasonality, other pricing factors, financial constraints of pharmaceutical distributors and the concentration of our customer base.

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers, which represent an essential part of the distribution chain of pharmaceutical products, are continuing to undergo significant consolidation. This consolidation may provide our customers with additional purchasing leverage and consequently increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions enable those groups to extract price discounts on our products.

Our net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of retail chains, major distributors and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler buying decisions or other factors. In addition, many of the major pharmaceutical distributors have experienced downturns and financial constraints, which may impact both our sales and the collectibility of our receivables and result in even greater consolidation among our customers. These developments may have a material adverse effect on our business, financial condition and results of operations.

Changes in the regulatory environment may prevent us from utilizing the exclusivity periods that are important to the success of our generic products.

The Medicare Prescription Drug Act provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by commercial marketing of the product. However, the Medicare Act also contains forfeiture provisions which would deprive the first “Paragraph IV” filer (as described under “Regulation” in Item 4 below) of exclusivity if certain conditions are met. Accordingly, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products.

If we elect to sell a generic product prior to the final resolution of outstanding patent litigation, we could be subject to liability for damages.

At times, we or our partners seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we are involved in patent litigation, the outcome of which, in certain cases, could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to sell a generic product even though litigation is still pending – whether before any court decision is rendered or while an appeal of a lower court decision is pending. For example, we launched, and continue to sell, generic versions of Allegra®, Neurontin® and Wellbutrin XL® despite the fact that litigation with the companies that sell these branded products is still pending.

To the extent we elect to proceed in this manner, and the final court decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and to face substantial liability for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing products. These damages may be significant, and could materially adversely affect our business. In the case of willful infringement, the damages may be up to three times the profits lost by the patent owner and not based on the profits we earned. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. Because of the nature of these claims, we are generally not permitted under U.S. GAAP to establish reserves in our accounts for such contingencies.

Although we currently have insurance coverage for certain of the specified types of damage described above, subject to certain terms and conditions, we may be subject to claims that are subject to our deductible, exceed our policy limits or relate to damages that are not covered by our policy. In addition, there is a very limited market for such insurance coverage, which is becoming increasingly less cost-effective or economically viable, and as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

Research and development efforts invested in our innovative pipeline may not achieve expected results.

We invest increasingly greater resources to develop our innovative pipeline, both through our own efforts and through collaborations with third parties, which results in higher risks.

The time from discovery to a possible commercial launch of an innovative product is substantial and involves multiple stages in which the product may be abandoned as a result of such factors as serious developmental problems, the inability to achieve our clinical goals, the inability to obtain necessary regulatory approvals in a timely manner, if at all, and the inability to produce and market such innovative products successfully and profitably. In addition, we face the risk that some of the third parties we collaborate with may fail to perform their obligations. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profits.

Our sales of innovative products, especially Copaxone®, could be adversely affected by competition.

Our innovative products face or may face intense competition from competitors’ products, which may adversely affect our sales and profitability. Copaxone® is our leading innovative product, from which we derive substantial revenues and profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as a leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing products, such as Avonex®, Betaseron®, Rebif® and Tysabri®. We may also face competition from additional products in development, including an orally administered treatment for multiple sclerosis. In addition, the exclusivity protections afforded us in the United States through orphan drug status for Copaxone® expired on December 20, 2003. If our patents on Copaxone® are successfully challenged, we may also face generic competition for this product. Momenta Pharmaceuticals, Inc., for example, has announced that it has commenced, in cooperation with Novartis, developing a generic equivalent of Copaxone®.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive pharmaceutical industry regulations in countries where we operate. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products.

We are dependent on obtaining timely approvals before marketing most of our products. In the United States, any manufacturer failing to comply with FDA or other applicable regulatory agency requirements may be unable to obtain approvals for the introduction of new products and, even after approval, initial product shipments may be delayed. The FDA also has the authority to revoke drug approvals previously granted and remove from the market previously approved drug products containing ingredients no longer approved by the FDA. Our major facilities, both within and outside the United States, and our products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force to recall and prohibit the sale or import of non-complying products, and to halt operations of and criminally prosecute non-complying manufacturers. In addition, we are subject in the U.S. to other regulations, including those related to quotas for controlled substances, which may from time to time limit our ability to meet demand for products containing such substances.

In the European Union (“EU”) and Israel, the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions.

Data exclusivity provisions exist in many countries where we operate, although their application is not uniform. In general, these exclusivity provisions prevent the approval by, and/or submission of generic drug applications to, the health authorities for a fixed period of time following the first approval of a novel brand-name product in that country or other recognized countries. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the approval and/or submission of generic drug applications for some products even after patent protection has expired.

We are subject to legislation in Israel, primarily relating to patents and data exclusivity provisions. Modifications of this legislation or court decisions regarding this legislation may adversely affect us and may prevent us from exporting Israeli-manufactured products in a timely fashion. Additionally, the existence of third-party patents in Israel, with the attendant risk of litigation, may cause us to move production outside of Israel or otherwise adversely affect our ability to export certain products from Israel. Exports from Europe may similarly be affected by legislation relating to patents and data exclusivity provisions and also by the risk of patent litigation.

The manufacture of our products is highly complex, and sometimes single-sourced, and a supply interruption or delay could adversely affect our business, financial condition or results of operations.

The products we market, distribute and sell are either manufactured at our own manufacturing facilities or, in certain cases, through supply agreements with third parties. Many of our products are the result of complex manufacturing processes, and are sometimes dependent on highly specialized raw materials. In addition, for certain of our products, and certain key raw materials, we have only a single source of supply. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. For these same reasons, the volume of production of any product cannot be rapidly altered. As a result, if we fail to accurately predict market demand for any of our products, we may not be able to produce enough of the product to meet that demand, which could affect our business, financial condition or results of operations.

We may not be able to successfully identify, consummate and integrate future acquisitions.

In the past, we have grown, in part, through a number of significant acquisitions, including our acquisitions of Ivax Corporation in January 2006 and Sicor Inc. in January 2004. We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical and active pharmaceutical ingredients businesses and seek to integrate them into our own operations.

Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions that enable us to execute our business strategy.

•	We compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•	We may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in countries where we are seeking to consummate acquisitions.

•	We may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

•	We may fail to successfully integrate acquisitions in accordance with our business strategy.

•

We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

We may be susceptible to product liability claims that are not covered by insurance, including potential claims relating to products that we previously sold or currently sell and that are not covered by insurance.

Our business inherently exposes us to claims relating to the use of our products. We sell, and will continue to sell, pharmaceutical products for which product liability insurance coverage is not available to us, and, accordingly, we may be subject to claims that are not covered by insurance as well as claims that exceed our policy limits. Additional products for which we currently have coverage may be excluded in the future. Because of the nature of these claims, we are generally not permitted under U.S. GAAP to establish reserves in our accounts for such contingencies. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

Reforms in the healthcare industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for healthcare have been the subject of considerable public attention almost everywhere we conduct business. Both private and governmental entities are seeking ways to reduce or contain healthcare costs. In many countries where we currently operate, pharmaceutical prices are subject to regulation. In the United States, numerous proposals that would effect changes in the U.S. healthcare system have been introduced in Congress (as well as in some state legislatures), including expanded Medicare coverage for drugs, which became effective in January 2006. Similar measures are being taken or introduced throughout Western Europe, Israel, Russia and certain countries in Central and Eastern Europe. These changes may cause delays in market entry or adversely affect pricing and profitability. We cannot predict which measures may be adopted or their impact on the marketing, pricing and demand for our products.

In the United States, the recently enacted Deficit Reduction Act established a new standard, the average manufacturer price, as the benchmark for prescription drug reimbursement in the Medicaid program, eliminating the previously used average wholesale price standard. The Act also changed the federal upper limit on payment for generic drugs. Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. Federal reimbursements to states for the federal share of those payments are subject to this federal ceiling, which, effective January 1, 2007, was 250% of the average manufacturer price for generic drugs. We are reviewing the potential impact of these provisions on our business and profitability and have not yet been able to draw conclusions. This price limit may have the effect of reducing the reimbursement rates for certain medications that we currently sell.

The success of our innovative products depends on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our innovative products depends, in part, on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products, especially Copaxone®, our leading innovative product.

We also rely on trade secrets, unpatented proprietary know-how, trademarks, data exclusivity and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. If these agreements are breached, it is possible that we will not have adequate remedies. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or we may not be able to maintain the confidentiality of information relating to such products.

We have significant operations in countries that may be adversely affected by acts of terrorism, political or economical instability or major hostilities.

We are a global pharmaceutical company with worldwide operations. Over 80% of our sales are in North America and Western Europe. However, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America and Central and Eastern Europe, which may be more susceptible to political or economic instability.

Significant portions of our operations are conducted outside the markets in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of a closing of the borders of the countries in which we sell our products, or in which our operations are located, due to economic, legislative, political and military conditions, including hostilities and acts of terror, in such countries.

Our executive offices and a substantial percentage of our manufacturing capabilities are located in Israel. Our Israeli operations are dependent upon materials imported from outside Israel. We also export significant amounts of products from Israel. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States or elsewhere.

Because we have substantial international operations, our sales and profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

Over 40% of our revenues is from sales outside of the United States. As a result we are subject to significant foreign currency risk, including foreign currency payment restrictions in certain countries. An increasing amount of our sales, particularly in Latin America and Central and Eastern European countries, is recorded in local currencies, which exposes us to the direct risk of local currency devaluations or fluctuations. We may also be exposed to credit risks in some of these less developed markets.

Our failure to comply with applicable environmental laws and regulations worldwide could adversely impact our business and results of operations.

We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater. Under certain laws, we may be required to remediate contamination at certain of our properties regardless of whether the contamination was caused by us or by previous occupants of the property.

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

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Teva Pharmaceutical Industries Limited is a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. It is the leading generic drug company in the world as well as in the United States in terms of total and new prescriptions. Teva also has a significant and growing innovative pharmaceutical business, whose principal products are Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, as well as a rapidly expanding proprietary specialty business, which consists primarily of respiratory products. Teva’s active pharmaceutical ingredient (“API”) business sells to third-party manufacturers and provides significant vertical integration to Teva’s own pharmaceutical production. Teva also has an animal health business, with principal operations in the U.S., covering both the companion animal and economic animal markets.

Teva’s global operations are conducted throughout North America, Europe, Latin America, Asia and Israel. Teva has direct operations in more than 50 countries, as well as 36 pharmaceutical manufacturing sites in 16 countries, 17 generic R&D centers operating mostly within certain manufacturing sites and 18 API manufacturing sites around the world. During 2006, Teva generated approximately 60% of its sales in North America, 24% in Western Europe (including Hungary) and 16% in other regions (primarily Latin America, including Mexico, Israel and Central and Eastern Europe). For a breakdown of Teva’s sales by business segment and by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects—Results of Operations—Sales—General.”

Teva believes that its balanced business model, combining generic, branded generic, innovative and specialty pharmaceutical products, and API, coupled with its geographic diversity, is a key strategic asset. This business model was further strengthened through the acquisition of Ivax Corporation in 2006, which provided Teva with broader geographic reach and significant increases in sales of branded products and operations in branded generic markets.

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Its executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267.

Pharmaceutical Products

Generic Products

Generic drugs are the chemical and therapeutic equivalents of brand-name drugs and are typically sold under their generic chemical names at prices substantially below those of their brand-name equivalents. These drugs are required to meet similar governmental regulations as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country. Generic drugs may be manufactured and marketed only if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired, been challenged and invalidated, or otherwise legally circumvented.

Generic drugs are benefiting from increasing awareness and acceptance on the part of consumers, physicians and pharmacists that generic drugs are the equivalents of brand-name drugs. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. Teva believes that these factors, together with demographic trends, including an aging population and a corresponding increase in healthcare costs, as well as the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market.

Through coordinated global research and development activities, Teva constantly seeks to expand its range of generic products. Teva’s generic product development strategy is two-fold: to introduce its generic products upon the patent expiration date of the equivalent brand-name pharmaceutical and to achieve market introduction at the earliest possible date, which may involve attempting to invalidate or otherwise validly circumvent existing patents. Teva actively reviews pharmaceutical patents and seeks opportunities to challenge those patents that it believes are either invalid or would not be infringed by a generic version. In furtherance of this strategy, Teva also seeks to enter into alliances to acquire rights to products it does not have or to otherwise share development costs or litigation risks, or to resolve patent barriers to entry.

Teva believes that its generic business provides it with a competitive advantage over many of its competitors in its major markets as a result of capabilities that add value for its customers and enhance its business, including the following:

•	global research and development facilities that provide Teva with both the broadest product line and the most extensive generic pipeline in the U.S. as well as a leading global generic pipeline;

•

manufacturing facilities inspected by the FDA and other regulatory authorities and located in a variety of countries around the world, which provide Teva with a broad array of production technologies and with the ability to concentrate production to achieve economies of scale; and

•	its own API business that offers a stable, high-quality supply as well as vertical integration efficiencies.

These capabilities enable Teva to respond, on a global scale, to a wide range of requirements (both therapeutic and economic) of patients, customers and healthcare providers.

North America

Teva Pharmaceuticals USA Inc. (“Teva USA”), Teva’s principal U.S. subsidiary, is the leading generic drug company in the United States. Teva USA markets approximately 315 generic products in approximately 1,079 dosage strengths and packaging sizes in the U.S. Teva USA has the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products, which are principally sold in the U.S. Teva believes that the breadth of its product offerings has been and will continue to be of strategic significance as the generics industry continues to grow and as it experiences the effects of consolidation among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

In 2006, Teva enhanced its position as the U.S. generic market leader in total prescriptions and new prescriptions, with total prescriptions increasing from approximately 358 million in 2005 to approximately 416 million in 2006, representing 18.4% of total generic prescriptions. Teva expects that its leadership position will continue to increase as a result of its ability to continually introduce new generic equivalents for brand-name drug products on a timely basis, its emphasis on regulatory compliance and high volume cost-effective production, its customer service and the breadth of its product line. Teva’s share of total pharmaceutical prescriptions was the highest of any company in the U.S. pharmaceutical industry.

Several factors have affected the U.S. generics industry recently, including consolidation at all levels, the introduction of a Medicare prescription drug program, and the efforts of brand companies to fight generic competition. Industry consolidation, which has taken place among pharmacy chains, wholesalers, benefit managers and generic producers themselves, has generally resulted in fewer, but larger, players throughout the supply chain, from manufacturers to middlemen to customers.

Through Novopharm Limited, Teva manufactures and markets generic prescription drugs in Canada. Novopharm is the second largest generic drug company in Canada with a product portfolio covering approximately 84% of the Canadian generic market’s sales requirements. Novopharm’s portfolio includes 170 generic products, which are sold in over 700 dosage forms and packaging sizes.

Products. Teva USA manufactures and sells all types of generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and, through the acquisition of Ivax, inhalants. The four most significant products that Teva sold during 2006 under exclusivity in the U.S. were the generic versions of: Zocor® (simvastatin), the largest generic launch in history to date, Zoloft® (sertraline), Wellbutrin XL® (bupropion) and Pravachol® (pravastatin). In addition, during 2006, Teva sold generic versions of the following branded products in the U.S. (listed in the order of launch): DDAVP® (desmopressin acetate), Clozaril® (clozapine), Desferal® (deferoxamine mesylate), Zonegran® (zonisamide), Novantrone® (mitoxantrone), MiraLax™ (polyethylene glycol), Proscar® (finasteride), Mobic® (meloxicam), Effexor® (venlafaxine), Cipro® (ciprofloxacin), Depo-Medrol® (methylprednisolone acetate), Ditropan XL® (oxybutynin), and Zofran® (ondansetron). The FDA requires companies to submit abbreviated new drug applications (“ANDAs”) for approval to manufacture and market generic forms of brand-name drugs. In 2006, Teva USA received 28 final generic drug approvals and 15 tentative approvals. The 15 tentative approvals received were for generic equivalents of the following products: Depakote®, Actos®, AdenoScan®, Aciphex®, Zofran® (tablets and OD tablets), Sarafem®, Protonix®, Cozaar®, Hyzaar®, Lotrel®, Risperdal®, Avelox®, Focalin™ and Wellbutrin XL® (150 mg.). A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached or the 30-month stay lapses.

Teva’s potential for revenue growth from generic products in the United States is closely related to its pipeline of pending ANDAs with the FDA, as well as tentative approvals already granted. As of February 14, 2007, Teva had 162 product registrations awaiting FDA approval (including some products through strategic partnerships), including 42 tentative approvals. Collectively, the brand-name versions of these 162 products had U.S. sales in 2006 exceeding $92 billion. Of these applications, 78 were “Paragraph IV” applications challenging patents of branded products. Teva believes it is the first to file on 45 of these applications, the branded versions of which had U.S. sales of more than $37 billion in 2006. Branded product market size is a commonly used measurement of the relative significance of a potential generic product. Generic equivalents of any given product are typically sold at prices below (and in those instances where there are multiple generic producers of the same product, substantially below) the branded price.

In most instances, FDA approval is granted on the expiration of the underlying patents. However, companies are rewarded with a 180 day period of marketing exclusivity, as provided by law, for successfully challenging or circumventing these patents. As part of its strategy, Teva actively reviews pharmaceutical patents and seeks opportunities to challenge patents that it believes are either invalid or are not infringed by its generic version. In addition to the financial benefits of marketing exclusivity, Teva believes that these activities improve health care by allowing consumers quicker access to more affordable, high quality medications.

In Canada, the Therapeutic Products Directorate of Health Canada requires companies to make an Abbreviated New Drug Submission in order to receive approval to manufacture and market generic pharmaceuticals. During 2006, Novopharm launched 15 generic equivalents of the following brand products: Amaryl®, Casodex®, Effexor XR® (its largest launch in history), Fludara®, Imitrex DF®, Lipidil Supra®, Mirapex®, Novatrone®, Remeron RD®, Risperidal®, Serc®, Tiazac®, Zofran®, Zofran Injectable® and Zovirax®.

As of the end of 2006, Novopharm had applications for 55 products awaiting approval of the Therapeutic Products Directorate. Collectively, the brand-name versions of these products had Canadian sales in 2006 of approximately U.S. $2.8 billion.

Collaborations. As part of its strategy to reach the market with generic versions as early as possible, Teva seeks to enter into alliances with partners to acquire rights to products it does not have and/or to otherwise share development costs or litigation risks or resolve patent barriers to entry.

In 1997, Teva and Biovail Corporation International, through subsidiaries, entered into a ten-year marketing and product development agreement that provided Teva with exclusive U.S. marketing rights for certain of Biovail’s pipeline of controlled-release generic versions of successful brands. Biovail was responsible for the regulatory filing and approval process as well as for manufacturing the products. The products currently marketed by Teva USA under this arrangement are generic versions of Trental®, Cardizem®CD, Adalat®CC, Procardia XL® and Voltaren®XR.

This 1997 agreement with Biovail was extended in 2004 by an additional four-year period. Under the 2004 amendment, Biovail also transferred all development and intellectual property rights for two additional extended-release generic products, which Teva has the right to develop and manufacture. In consideration for these agreements, Teva made certain payments to Biovail and committed to certain milestone payments. As part of the 2004 amendment, the gross margin percentage shared with Biovail was modestly increased for the remaining extended term. Teva and Biovail have also entered into a long-term API supply agreement under which Biovail increased its purchases of raw material from Teva.

In June 2001, Teva entered into a strategic alliance agreement for twelve controlled-release generic pharmaceutical products with Impax Laboratories, Inc. The agreement grants Teva exclusive U.S. marketing rights and an option to acquire exclusive marketing rights in the rest of North America, Latin America, the EU and Israel. Teva subsequently exercised its option with respect to the marketing rights of certain products in Canada. The products subject to the agreement include the following products as to which Impax had pending ANDAs at the FDA and for which it has now received final or tentative approval: generic versions of Claritin® D12, Claritin® D24, Claritin® Reditabs, Wellbutrin® SR tablets, Zyban® tablets, Prilosec® capsules, Ditropan® XL and Allegra® D12H. During 2004, generic versions of Wellbutrin® SR tablets, Zyban® tablets and Prilosec® capsules were launched, and a generic version of Ditropan® XL was launched in 2006. Impax issued shares, valued at $31 million at the time of issue, to Teva under this agreement and in repayment of loans from Teva under a separate marketing rights transfer agreement.

In 2006, Teva entered into an agreement with Impax and Anchen Pharmaceuticals, Inc. for the marketing of the generic version of Wellbutrin XL® (bupropion) tablets, 300 mg, the branded product marketed by GlaxoSmithKline. In accordance with the agreement, Anchen took the regulatory steps necessary to permit Impax to obtain final FDA approval of Impax’s ANDA for this product, and for Teva to sell the product within Anchen’s 180-day exclusivity period. In return, Anchen will receive certain payments, both during and after the exclusivity period. Pursuant to Teva’s 2001 agreement with Impax, Teva has U.S. marketing rights to Impax’s version of this product, and commenced sales in December 2006.

Teva participates in an exclusive U.S. distribution arrangement with Baxter Healthcare Corporation for propofol, the generic version of Diprivan®. Under the agreement, Teva produces the product and sells it to Baxter, which then performs all marketing and distribution functions related to the product. Baxter pays Teva a manufacturing fee and an additional profit split based on gross margin. In early 2007, the parties amended their distribution agreement to provide that distribution rights to propofol will revert to Teva on June 30, 2007. In exchange for facilitating the assignment of customer contracts from Baxter to Teva, Baxter will continue to receive a decreasing royalty on certain sales of propofol by Teva through 2010.

In June 2005, Teva entered into a strategic alliance arrangement with Barr Pharmaceuticals, Inc. for the marketing rights in the U.S. for the generic version of Allegra® (fexofenadine) tablets. Under the agreement, Barr enabled Teva to launch its own product, with the parties sharing profits. The percentage of profit share to Barr is dependent on multiple factors, including the number of competitors and resolution of related patent litigation with Sanofi-Aventis. The parties have agreed to share the patent litigation risks on a proportionate basis to that of the profit split arrangement. The generic version of Allegra® was launched in September 2005. This product is the subject of a patent litigation more fully described under “Contingent Liabilities” included in Note 8 to Teva’s consolidated financial statements included in this report.

Recent Patent Litigation Settlements. In 2006, Teva entered into agreements settling patent litigation with certain branded companies. Teva believes that these agreements benefit both U.S. consumers, by increasing the availability of Teva’s lower cost generic products, and Teva, by removing uncertainty regarding possible litigation risks. Teva will continue to evaluate any potential future settlements on a case-by-case basis. Below are examples of settlements Teva reached during 2006:

In October 2006, Teva settled a patent dispute with the Purdue Frederick Company and certain of its affiliates pertaining to Teva’s generic version of Purdue’s OxyContin® (oxycodone HCl extended-release) tablets. The settlement provided a full release of Teva and its distributors, purchasers and patients, and permits Teva to continue to sell its oxycodone products until the occurrence of certain contingencies, which have not yet occurred. Teva anticipates continuing to sell its generic version of OxyContin® at least through the end of 2007.

In November 2006, Teva settled patent disputes with Pfizer Inc. regarding idarubicin, azithromycin and epirubicin. The agreement resolved and dismissed all outstanding patent litigation filed by a subsidiary of Pfizer against Sicor over Sicor’s sales of generic idarubicin, and all patent litigation brought by Pfizer over Teva’s sale of generic azithromycin. The parties granted each other full releases, and Teva continues to market its generic versions of idarubicin and azithromycin. Under the settlement, which includes certain rights for Teva to sell its generic version of epirubicin prior to the expiration, in August 2007, of Pfizer’s patent, Teva paid $62 million to Pfizer.

Marketing and Sales. The marketing of generic pharmaceutical products in the U.S. is conducted through Teva USA. During 2006, 49% of Teva’s sales in the U.S. were made to drug store chains, 32% to drug wholesalers, 11% to mail order pharmacies, 6% to generic distributors, hospitals and affiliated organizations and 2% to others, including governmental institutions and managed care institutions. These percentages reflect a greater proportion of sales through wholesalers than in prior years, which is primarily the result of the several significant product launches in 2006.

As part of the integration of Ivax, Teva’s U.S. sales organization was reorganized in 2006 into two groups: the Teva Generics group and the Teva Health Systems group, to align the sales force with the customer base. The new Health Systems group, which handles unit dose products and finished-dosage injectable pharmaceutical products that are primarily used in institutional settings, was created to focus on the injectable pharmaceutical market and key institutional accounts, including hospitals and clinics for critical care, government systems, hospital group purchasing organizations, managed care groups and other large healthcare purchasing organizations that Ivax had served to a greater extent than Teva had previously, and emphasizes Teva’s commitment to serving that market segment.

The Teva Generics sales force calls on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations, mail order pharmacies, pharmacy buying groups and nursing homes. In the U.S., Teva also contacts its retail customers and supports its wholesale selling effort with telemarketing as well as professional journal advertising and exhibitions at key medical and pharmaceutical conventions. From time to time, Teva bids for U.S. government-tendered contracts.

In Canada, Novopharm has a sales force that markets generic products to wholesalers and retail chains reaching approximately 7,500 pharmacies. Novopharm also has a hospital sales division, which offers 50 injectable products and covers approximately 900 hospitals throughout Canada. The business is conducted primarily through multi-year contracts with major group purchasing organizations, or buying groups to which many hospitals belong. Novopharm is the second largest generic manufacturer in Canada.

Europe

Teva is a leading generic pharmaceutical company in Europe, Teva’s second largest market after the United States, with operations in 17 Western European countries, including Hungary. The European generics market varies considerably from country to country in terms of market penetration and other characteristics. In certain European countries, there is a market for both branded generic products and drugs sold under their generic chemical names; in other European countries, there is a market for branded generics only. Some countries, such as the United Kingdom and The Netherlands, permit substitution by pharmacists, so-called “pure generics,” while other countries, such as Germany, Hungary and Italy, restrict the pharmacist to providing only the pharmaceutical product prescribed by doctors. In the United Kingdom, The Netherlands, Germany and Hungary, generic penetration reached 35% to 50% of total pharmaceutical sales, measured by volume; in other major European countries, such as France, Italy and Spain, the market share of generics for 2006 was less than 25%. Generics are becoming an increasingly important source of pharmaceutical products in the European Union as governments seek to lower healthcare costs.

The overall value of branded products expected to lose patent protection in the top eight European markets between 2007 and 2013 is estimated to be approximately $31 billion. However, there are varying regulatory regimes among the different countries within Europe, which often result in patents expiring on different dates within European markets or which result in differences in timing of the launch of generic products due to data exclusivity restrictions.

Teva’s primary strategic objective in Western Europe is to maintain or acquire a leadership position in different countries while growing faster than the market. Teva expects to continue a strong program of registering a broad portfolio of generic products, to expand in the Western European markets where Teva does not have a leading position, to capitalize on pro-generic governmental reforms and, where appropriate, to seek strategic acquisitions.

In 2006, among the significant products sold by Teva in Europe were the generic versions of Zocor®, Prezal®, Zoloft®, Taxol®, Zofran®, Imigran®, Selektine®, Zithromax®, Lamictal®, Zoton®, Seroxat/Deroxat®, Staril/Fosinopril® and Fosamax Once Weekly®. During 2006, Teva received 300 generic approvals, corresponding to 27 new compounds in 36 formulations. In addition, in Europe, as of December 31, 2006, Teva had approximately 1,800 marketing authorization applications pending approval corresponding to 140 compounds in 295 formulations. Teva believes that this pipeline of approvals and applications provides Teva with the opportunity to continue its expansion, including the introduction of new products to the European generic market, some of which Teva expects to launch in 2007.

Teva’s European business benefited from Ivax’s substantial presence in the United Kingdom and France and from Ivax’s presence in Germany and the Nordic countries. The acquisition of Ivax also facilitated Teva’s entrance into the respiratory business in Europe. Teva is currently the leading generic pharmaceutical company in the United Kingdom, The Netherlands and Italy.

Operations in Selected European Countries

United Kingdom. In 2006, Teva further strengthened its leadership position in the United Kingdom generic market with sales substantially ahead of its nearest competitor, due to the acquisition of Ivax as well as organic growth, including the launch of over 20 new products, such as the generic versions of Flomax®, Ikorel® and Imigran®, among others.

In 2006, Teva became the eighth largest pharmaceutical company in the United Kingdom in terms of sales, the first time a generic company has been one of the ten largest pharmaceutical companies in the United Kingdom, and the top supplier by volume to the National Health Service. In addition to increasing Teva’s share in the generic market, the integration of Ivax has also led to other benefits such as a leading position in the branded respiratory market, expansion of the hospital product portfolio and sales and cost synergies.

The Netherlands. Teva maintained its leading position in the Dutch generic market in 2006 and slightly increased its market share through the launch of new generic products. During 2006, Teva launched the generic versions of Flixonase®, Imigran®, Zofran® and Zithromax®, among others. In addition, during 2006, Teva integrated Ivax’s marketing and sales activities in The Netherlands and launched branded products, such as Almogran®, Orfiril® (neurology segment), Qvar®, Ipraxa®, Ipramol®, Airomir™ and Autohaler™ (asthma/COPD segment).

Hungary. In Hungary, Teva is the fifth largest pharmaceutical company, the largest supplier to hospitals, the third largest supplier in the over-the-counter pharmaceutical market and the third largest wholesaler. During 2006, Teva substantially increased sales of the generic versions of Lipitor® and Fosamax®, successfully launched the generic version of Lanson® and increased sales of Alpha D3® (Teva’s bone metabolism product).

France. While market conditions in France remained challenging in 2006, Teva’s French subsidiary, which is the fourth largest company in the French generic market, launched a number of significant products, including the generic equivalents of Taxol® (a product acquired as part of the Ivax acquisition), Vastin®/Elisor®, Triatec® and Zithromax®. At the end of 2005, the French government introduced new measures to determine prices of generic and innovative products, which are intended to increase generic substitution. As a result of the integration of Ivax, Teva also entered into the branded respiratory market in France.

Italy. Since the end of 2004, following its launch of the generic version of Neurontin®, as well as the acquisition of Dorom S.r.l, Teva has maintained a leading position in the retail generic market in Italy in addition to its well-established position in generic oncology products sold for use in hospitals. In 2006, Teva launched generic versions of Augmentin®, Claforan®, Lansox®, Omnic®, Taxol®, Fosamax® and Flixonase®. Market conditions in Italy have been affected by the Italian government’s efforts to reduce the prices of pharmaceutical products. As a result of such efforts, the Italian market was characterized in 2006 by substantial price reductions of original brands, which negatively affected generic sales.

Germany. Teva maintains a limited presence in the German market, active mainly in the niche therapeutic areas of urology, oncology, nephrology and respiratory, as well as osteoporosis. The German pharmaceutical market is undergoing significant reforms, such as legislation reducing list prices, banning free products and canceling required patient co-payments for products whose selling prices are at least 30% less than the reference price for comparable products.

Spain. Teva commenced its operations in Spain in mid-2004 and, although it is still in the early stages of development in this market, has launched more than 35 products targeted both to hospitals and pharmacies. Teva expects that new legislation approved in July 2006, as well as other governmental measures, such as reference prices for more than 40 brand products covering 18% of the total market and recommendations for the use of generic products, may have a positive effect on the Spanish generic market.

Other Western European Markets. Teva also operates on a smaller scale in other Western European markets, such as Sweden, Finland, Denmark, Norway, Belgium, Switzerland, Ireland, Portugal, Austria and Greece. As part of its business strategy, Teva seeks to capitalize on its success in larger European markets by expanding into Europe’s relatively smaller markets.

International

Teva’s International Division is responsible for countries outside of the U.S., Canada and Western Europe. Teva’s pharmaceutical sales in these regions reached $1,212 million in 2006. Teva generated approximately 7% of its sales in Latin America (including Mexico), 4% in Israel, 3% in Central and Eastern Europe (CEE) and 1% in other countries.

Latin America

Latin America is a market of increasing importance for Teva, as it continues to build on past activities in the region and the businesses acquired as part of the Sicor and Ivax acquisitions. Teva sells a broad portfolio of innovative, branded generic, non-branded generic and over-the-counter pharmaceutical products in Latin America.

Mexico, Chile, Brazil, Argentina and Venezuela are the largest markets in the region, with substantial local manufacturing and, due to the historical absence of effective patent protections for innovative drugs, a history of reliance on generic and branded generic products. In Brazil, Mexico and Chile, the current economic and political landscape is relatively stable and free market oriented, while in Venezuela, recent governmental initiatives and statements have made it difficult to predict future economic and political conditions.

Total pharmaceutical retail sales in the region exceeded $25 billion in 2006, and according to IMS forecasts, the Latin American pharmaceutical market is expected to grow at an annual rate of 8-11% through 2010. In 2005, pure generic penetration in the region was estimated at approximately 16% in units and 7% in revenues.

Teva intends to continue to build a franchise in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular) and growing populations in Latin America, leveraging its manufacturing expertise, building on the already existing brands it has in Latin America and on expanding the indications served. Teva has recently expanded its operations in Brazil, where it focuses on Copaxone® sales as well as oncology products.

Teva has manufacturing operations in Mexico, Chile, Argentina, Peru and Venezuela and distributes its products throughout most of Latin America.

Operations in Selected Latin American Countries

In Mexico, one of the largest pharmaceutical markets in Latin America in terms of revenue, Teva’s operations include four pharmaceutical manufacturing sites. Sales are made primarily to the public sector (through government tenders and institutional sales), while private sales, including sales of innovative products and over-the-counter products, and exports to several other Latin American countries make up most of the balance of sales in Mexico.

In Argentina, Teva manufactures and sells approximately 170 branded generic and over-the-counter products. Teva is the third largest pharmaceutical company with a market share of approximately 4.5% as of mid-2006. Sales are made primarily to distributors and wholesalers, with the remainder directly to healthcare institutions.

In Venezuela, Teva’s subsidiary is the leading company in terms of prescriptions. Its primary business consists of branded generics, which are sold to distributors and wholesalers, with a small portion of sales being made directly to pharmacies, institutions and governmental customers.

In Chile, Teva’s subsidiary is the largest pharmaceutical company. Teva distributes its products to retail and institutional (hospitals and clinics) customers, and exports to thirteen other countries within the region. Branded generics account for approximately two-thirds of Teva’s sales in dollar terms.

In Peru, Teva’s operations include the third largest pharmacy chain in the country, as well as the sixth-largest pharmaceutical company in Peru by revenues, with the vast majority of its sales being made to pharmacy chains, distributors and wholesalers. Approximately one-fifth of the pharmaceutical company sales are in the form of government tenders.

Central and Eastern Europe (CEE)

The CEE region covers 23 countries diversified both in terms of their socio-economic and cultural backgrounds. Teva’s current main CEE markets are Russia, Poland and the Czech Republic, which account for approximately 75% of Teva’s sales in the region. The Ivax acquisition significantly expanded Teva’s CEE operations and provided Teva with a broader portfolio of generic prescription medications as well as over-the-counter drugs, vitamin supplements and medical devices. The region’s pharmaceutical market is estimated at approximately $21 billion, with a forecasted growth rate of approximately 10% a year until the end of the decade. Currently, seven of the 23 countries included in Teva’s CEE region have achieved EU membership status, two of which joined in January 2007, and three more are scheduled to join by the end of the decade.

Teva’s strategy in this region is to become one of the top five regional pharmaceutical companies, as well as to be a leading supplier in every category in which it operates, including generics, respiratory products, biogenerics and over-the-counter products.

Sales in the region are made through subsidiaries, local representative offices and distributors in the different markets. In Russia, Poland, the Czech Republic, Slovakia, Romania, Bulgaria and Ukraine, Teva markets and sells mostly branded non-proprietary pharmaceutical products. Teva expects to offer a substantially greater portion of its full product portfolio in this region in coming years.

In 2006, among the key products sold by Teva in the CEE were the generic versions of Novo-Passit®, Beclazone®, Simgal®, Sanorin®, Stoptussin®, Stopangin®, Alendronate® and Equoral®. In 2006, Teva received 261 generic approvals, corresponding to 64 new compounds in 72 formulations and 136 strengths. In addition, in the CEE, as of February 1, 2007, Teva had 430 marketing authorizations applications pending approval, corresponding to 65 molecules in 66 forms and 140 strengths.

In 2006, Teva reorganized its operations and its business models in the significant countries of its CEE region to maximize synergies, reduce dependency on third parties and begin registration of a broad portfolio of products in order to respond more effectively to customer needs. In addition, Teva has shifted much of the focus from specific product branding to a Teva branding approach to maximize the benefit of marketing the global Teva brand.

Operations in Selected CEE Countries

In Russia, Teva’s sales grew over 25% during 2006, despite significant government imposed cost containment measures for products included in the reimbursement list, which resulted in a considerable price declines across the generic market.

In the Czech Republic, the retail market experienced a decline in value terms due to governmental cost containment policies, as well as low growth in the hospital market due to a change in the reimbursement system for certain hospital products. While this resulted in a decline in sales, Teva was able to outperform the market in the second half of the year and strengthen its position as one of the top three generic companies in the market. In 2006, Teva began to register a significant number of new products in the Czech Republic.

In Poland during 2006, Teva rationalized its generic product portfolio and registered a large number of products to strengthen its current portfolio.

Other CEE highlights. Teva is taking steps to register its products in what have, to date, been markets of lesser focus and is actively exploring the expansion of its sales and marketing organization to markets where it currently does not have a significant local presence. In 2006, Teva has strengthened its operations in Slovakia and has also established local operations in Romania, Bulgaria and Ukraine.

Israel

Teva is the largest non-governmental supplier of healthcare products and services in Israel. Sales in Israel accounted for 4% of Teva’s total sales in 2006. In this market, Teva is involved in the marketing, promotion, selling and distribution of a wide range of healthcare products and services. These include innovative pharmaceutical products, generics, over-the-counter and consumer healthcare products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services. In 2006, Teva became increasingly active in supplying healthcare services for the geriatric market.

In Israel, Teva has aligned its products and services with the needs of its main customers, namely healthcare funds, hospitals, private pharmacies and pharmacy chains. It has built its Israeli product portfolio through licensing arrangements, as well as through its own product development. Teva intends to introduce new products into the Israeli market and toward that goal it maintains ongoing contact with other pharmaceutical, biotechnology, hospital supply and healthcare companies around the world.

Teva estimated that in 2006 the Israeli market for pharmaceuticals was approximately $800 million based on the manufacturers’ selling price. This market is comprised of three sectors, namely healthcare funds, private pharmacies/chains and government hospitals. All sales of Teva’s products in Israel are made through its distribution company, Salomon, Levin and Elstein Ltd., which sells directly to institutional customers, as well as to the private pharmacies and chains.

Several issues affected Teva’s product pricing in Israel during 2006. The Health Ministry has been under significant pressure to lower prices for pharmaceuticals, and has continued its policy of measures restricting expenditures for pharmaceutical products by the government-sponsored healthcare funds. Teva’s prices were also affected by pricing regulations that mandate that the retail prices of pharmaceuticals in Israel may not exceed the average of prices in four EU markets (the United Kingdom, Germany, France and Belgium) (the so-called “Dutch Model”). Effective as of January 15, 2007, the model was amended to include three additional EU markets (Spain, Portugal and Hungary, or Poland if the product does not exist in any of these additional markets) where prices of pharmaceutical products are notably low, which will result in lower reference prices. In addition, the Israeli healthcare funds continue to parallel import, primarily to put pressure on Israeli producers to lower prices.

In addition, Israeli regulations that came into effect in May 2005 allow for sales of some over-the-counter products for the first time in retail locations in addition to pharmacies. However, penetration in the retail over-the-counter market has been slow, as retail stores and the general public are not yet acquainted with this offering and opportunity. Moreover, the annual update of the National List of Reimbursed Drugs in 2006 included, for the first time since its establishment, new pharmaceutical products and new services to treat chronic illnesses, whereas in previous years only life-saving products were given priority for inclusion in the list.

Other Countries

China. In China, Teva is engaged in initial efforts to capture a larger share of this important and fast growing market. Teva’s current presence in China is based on assets acquired as part of the Sicor and Ivax acquisitions. In 2006, Teva increased its holdings in Tianjin Hualida Biotechnology Company Ltd. from 45% to 60%. Hualida’s main product is Interferon Alpha 2B, used in the treatment of hepatitis and certain types of cancer and which is marketed in China. Over the next few years, Hualida plans to register and bring to market additional products from Teva’s oncology portfolio. As part of the acquisition of Ivax, Teva acquired additional assets in China, including a 50% interest in Sino-American Kunming Baker Norton Pharmaceutical Co., Ltd., which produces and markets amoxicillin and cephaclor in China, as well as Teva’s Alpha D3® and other imported products.

Specialty Pharmaceutical Products

Teva leverages its leadership in the global generics arena through expansion into the specialty pharmaceutical products business, presently focused on respiratory, bio-generics and biopharmaceutical products, as well as hospitals and institutional franchises.

Respiratory Products

Through the Ivax acquisition, Teva gained substantial access to expertise in the development, manufacture and marketing (mainly in the United States and Europe) of inhaled respiratory drugs, primarily for bronchial asthma and chronic obstructive pulmonary disease, delivered by metered-dose and dry powder inhalers. The respiratory franchise recorded annual sales of approximately $500 million in 2006, reflecting a significant increase from the sales recorded during 2005. At the core of this respiratory franchise are several patented delivery systems, including Easi-Breathe®, an advanced breath-activated inhaler (BAI), Spiromax™/Airmax™, a multi-dose dry powder inhaler and Cyclohaler®, a single dose dry powder device. In addition, Teva markets several press and breathe metered dose inhalers as well as Steri-Nebs™ ampoules.

This franchise is expected to benefit from Teva’s global reach and efficient supply chain, coupled with growing recognition for Teva’s branded proprietary delivery systems. Teva’s respiratory strategy is targeted to extract value out of both the branded and generics environments. In the short term, Teva believes it is positioned to capture the opportunity identified in the global respiratory market, utilizing its current respiratory portfolio. In the medium to long-term, Teva expects to utilize its research and development capabilities, both internal and through alliances, to develop additional products based on its proprietary delivery systems.

Teva’s principal branded respiratory products in the U.S. include ProAir® (albuterol HFA), a short-acting beta agonist for treatment of bronchial spasms linked to asthma or chronic obstructive pulmonary disease, and exercise-induced bronchospasm, and QVAR® (beclomethasone diproprionate HFA), an inhaled corticosteroid for long-term control of chronic bronchial asthma, which is manufactured by 3M Corporation pursuant to an agreement with Ivax. These products are marketed directly to physicians, pharmacies, hospitals, managed healthcare organizations and government agencies. Teva is also seeking approval for ProAir™ HFA Breath Actuated Inhalation Aerosol, based on the Easi-Breathe® technology. In December 2006, Teva received an approvable letter from the FDA. The FDA takes a rigorous approach on all novel, inhaled delivery systems and has asked Teva to complete a label comprehension study as well as in-vitro studies to help assure that patients accurately use the product in accordance with labeled instructions. Teva is working to finalize these studies and believes that it will be in a position to launch this product in late 2007 or early 2008.

In Western Europe, Teva’s respiratory franchise is well developed in the United Kingdom, The Netherlands and France, mainly through the sale of salbutamol, beclomethasone in metered dose inhalers, QVAR® and Airomir® in metered dose inhalers and in Autohaler™, as well as through QVAR, beclomethasone and salbutamol in Easi-Breathe®, the Cyclohaler® franchise, Budesonide in Spiromax™/Airmax™ and several products in Steri-Nebs™. Teva believes that there are opportunities for further development of its Easi-Breathe®, Spiromax™/Airmax™, Cyclohaler® and Steri-Nebs™ sales in this region. In addition, the sales of intranasal fluticasone in Teva’s nasal spray has already contributed substantially to the sales in The Netherlands and it awaits final approvals in most Western European countries. Its introduction in such markets is expected during 2007.

In the CEE, the emphasis is on Spiromax™/Airmax™ (currently with budesonide), as a superior alternative to the current multi-dose dry powder inhalers. The introduction of fluticasone nasal spray and Steri-Nebs™ is also planned across the region in 2007.

All of Teva’s asthma products sold in Europe (except for beclomethasone in the United Kingdom) and in the U.S. are free of chlorofluorocarbon (CFC) propellants, which are being phased out worldwide under the Montreal Protocol, a 1987 international treaty to eliminate the production and use of ozone-depleting chemicals, and may not be sold in the U.S. after December 31, 2008 under a recent FDA ruling. Instead, Teva’s current inhaler products contain the ozone-friendly propellant hydrofluoroalkane (HFA). Teva has succeeded in capturing a strong position in the albuterol HFA market in the U.S., exceeding 60% market share since September 2006, as the market has largely moved away from CFC-containing products well ahead of the legal deadline. Teva has additional products that are free of chlorofluorocarbon propellants under different stages of development.

Teva believes that the recent announcement regarding the withdrawal of important beclomethasone products containing CFCs from the United Kingdom market before September 2007 presents a major opportunity to grow its respiratory franchise in Western Europe.

Biogenerics and Biopharmaceutical Operations

During 2006, Teva marketed a portfolio of biopharmaceutical products including interferon alpha 2b, granulocyte colony-stimulating factor and pursuant to an agreement with Savient, human growth hormone (“hGH”). Teva’s finished dosage biopharmaceutical manufacturing facilities are located in Mexico, Hungary and China (through Tianjin Hualida Biotechnology Company Ltd., of which Teva increased its holdings from 45% to 60% during 2006). Teva expects to expand its finished dosage biopharmaceutical manufacturing into additional facilities. Teva’s bulk substance manufacturing facilities are located in Lithuania and China.

Teva has sold hGH as a branded product in the U.S. since 2005, pursuant to an agreement originally entered into with Savient. Teva plans to introduce additional biopharmaceutical products as generics into the U.S. marketplace, but currently a definitive regulatory pathway, similar to that under the Hatch-Waxman Act, does not exist for these products. Teva continues to work with the FDA and other organizations in order to create a favorable legislative and regulatory environment for these products.

With regard to the EU, in 2006 product specific guidelines were issued providing a more detailed interpretation on the data requirements for specific biopharmaceutical product registrations. Teva anticipates that this legal pathway and abbreviated application requirements will enable distribution in the EU of affordable biotechnology-derived products with demonstrated safety and efficacy comparable to the brand-name products.

Research and development of biopharmaceutical products is performed by a few dedicated research and development groups based in Israel (specializing in mammalian cell culture products), and in Lithuania and China (specializing in microbial expression systems).

In 2006, Teva entered into two agreements related to the development of biopharmaceutical products:

•

A collaboration and licensing agreement with Protalix Ltd. for the development of two proteins, using Protalix’s plant cell culture platform. Under this agreement, the two companies will collaborate on research and development of these two proteins utilizing Protalix’s expression system. Protalix will grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights.

•

An exclusive collaboration agreement with Procognia (Israel) Ltd. covering two biopharmaceuticals, under which Procognia will supply Teva services and access to its proprietary glycoanalysis technology on an exclusive basis. Teva will fund the costs of the collaboration and pay certain milestones and royalties to Procognia subject to pre-defined achievements relating to the usage of the technology in the development of the biopharmaceuticals. Access to the technology and skill set of Procognia should benefit Teva in both the development and manufacturing processes.

During 2006, work on the transdermal hGH Teva/Transpharma joint project continued. Transdermal hGH is based on a proprietary transdermal technology licensed by Teva from Transpharma Medical Ltd. under a 2004 agreement. This product is intended to provide both children and adults with an alternative to the currently injected therapy.

Hospitals and Institutional Channels

In 2006, Teva increased its focus on the hospitals and institutional channels, mostly in the U.S. and certain countries in Western Europe and specifically on its generic oncology products.

Teva, through the acquisitions of Sicor and Ivax, and supported by its efficient global supply system, offers a wide range of oncology products, in both injectables and solid form, with different therapeutic mechanisms. Teva believes it is well-positioned to take advantage of the growth expected in this global market.

Future patent expirations and growth in the oncology market present promising opportunities in the generic oncology market. Teva believes that leveraging its strong generic research and development capabilities and a promising pipeline, together with a strong global reach in the hospital and institutional markets, provides it with the opportunity to expand its leadership position in the generic oncology market.

Proprietary Products

Teva’s dual strategy in proprietary products is to leverage its access to Israeli-based academic research and start-up companies as well as to explore specific opportunities outside of Israel in order to develop innovative compounds for use in selected therapeutic markets. Teva’s proprietary research and development pipeline is currently focused mainly in three specialty areas: neurological disorders, autoimmune diseases and oncology.

In conducting its research and development, Teva seeks to manage its resources conservatively and to limit its risk exposure. At the drug discovery phase, Teva leverages, among other things, its relationship with the Israeli academic community and start-up companies to gain early access to potential projects. Once these projects progress into the more costly clinical study phase, Teva’s strategy is to explore corporate partnering options, where needed, through which it can share financial and other risks associated with each project.

Multiple Sclerosis

Copaxone®

Copaxone®, Teva’s largest product and its first major innovative drug, is a leading multiple sclerosis (“MS”) therapy. Copaxone®, which is indicated for the reduction of relapse rate in patients with relapsing-remitting MS, is a new class of modifying therapy with a dual mode of action that offers MS patients a different treatment concept.

Multiple sclerosis is a chronic disease of the central nervous system characterized by both inflammation and neurodegeneration, which are interrelated but are also independent of each other. In the majority of patients, the disease is of the relapsing-remitting form, which is manifested by acute attacks (relapses) followed by recovery (remission). This recovery may be incomplete at times, resulting in a disability progression which is measured by the Expanded Disability Status Scale (EDSS).

The science behind Copaxone® has been developed over many years, and three clinical trials (prospective, randomized and controlled) have established its efficacy and safety. The three studies included two 2-year studies conducted in the U.S., which demonstrated Copaxone®’s efficacy in reducing relapses. The third study, conducted in Europe and Canada, also established Copaxone®’s efficacy in reducing inflammation as measured by the number of brain lesions, as detected through magnetic resonance imaging (“MRI”). In addition, one of the two-year studies was extended as an open-label trial to 12 years with a commitment to extend to 15 years — making it the longest continuous study ever of patients with relapsing-remitting multiple sclerosis. Results published so far from this follow-up study have shown that in patients who continue to inject Copaxone® for an average of 10 years, the number of attacks was reduced to an average of one attack every five years, and nine out of ten patients continue to be able to walk unaided. In addition, no additional safety concerns other than those reported in the pivotal studies were detected in these long-term treated patients.

Significant efforts have been made to investigate Copaxone®’s mode of action. The current understanding suggests that it has a dual mechanism of action both outside and within the central nervous system (where MS is active) to regulate inflammation at the site of brain lesions. In addition, it has been demonstrated in animal models as well as unconventional MRI techniques that Copaxone® controls neurodegeneration and enhances myelin repair. Copaxone® reduces the number of brain lesions that evolve into permanent black holes, slows reduction of brain shrinkage and increases the production of factors that enhance neuronal repair. Recently, it has been demonstrated that Copaxone® slows the reduction in the concentration of the metabolite NAA (N-acetyl aspartate), a marker that is highly correlated with progression of disability in MS. Data presented at the 22nd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS 2006) in Madrid, Spain in September 2006, demonstrated that this positive effect on axonal injury and recovery was maintained for up to four years in patients treated with Copaxone®.

Recent data suggests that Copaxone® is not only beneficial for mild to moderate MS patients but also to aggressive recurrently relapsing patients. A new study presented at ECTRIMS 2006 showed that patients with very active MS, who received Copaxone ® alone following short-term induction treatment with an immunosuppressant (mitoxantrone), experienced an 89% greater reduction compared to those receiving Copaxone® alone, using MRI-measured enhancing lesions of the brain. This initial benefit achieved early on in the study was maintained over the entire 15-month study period. In addition, no adverse events outside of those associated with either treatment when used as monotherapy were observed. Another study that examined the effect of treatment with Copaxone® alone following six months combination therapy with IV steroids demonstrated pronounced, early and sustained effects on disease activity.

To further explore the efficacy of a new higher dose of Copaxone®, at 40mg/day, a large Phase III study entitled FORTE has been initiated to confirm the positive results from a recently completed Phase II study. The Phase II study, which compared the new higher dose of 40 mg/day dose of Copaxone® to the currently approved Copaxone® 20 mg/day in 90 relapsing MS patients, showed that patients who took the higher dose of Copaxone® had a 38% greater reduction in the mean cumulative number of brain lesions as measured by MRI compared with those taking the Copaxone® 20 mg/day dose. In addition, compared to the annual relapse rate prior to entry, patients who took Copaxone® 40 mg/day experienced a 77% reduction in mean on-trial relapse rate, whereas patients taking Copaxone® 20 mg/day experienced a 62% reduction. Copaxone® 40 mg/day was well-tolerated with a safety profile similar to Copaxone® 20 mg/day. Based on consultation with the FDA and the Canadian Medicines and Healthcare Products Regulatory Agency, approval of the 40 mg dose, with the same labeling as that of the 20mg dose, will be based on this one-year Phase III study, with an additional one-year open-label extension where all patients will be treated with the higher dose.

To date, Copaxone® has been approved for marketing in 48 countries worldwide, including the United States, Canada, Israel, 22 European Union countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina. Copaxone® was first launched in Israel in December 1996, followed by the launch in the United States in March 1997 and European Union approval in 2001 through the European mutual recognition procedures.

In 2006, in-market global sales of Copaxone® reached a new record of $1,414 million, an increase of 20% over 2005. Copaxone® continues to be one of the leading therapies for MS in the U.S., in terms of both new and total prescriptions. U.S. Copaxone® sales continued to increase, reaching sales of $916 million, an increase of 17% compared to 2005. U.S. sales represent 65% of total in-market sales in 2006. Sales also increased in Canada. The growth of in-market sales of Copaxone® in the United States also reflected the impact of two price increases of 9% and 4%, announced in 2006. Beginning in January 2007, IMS introduced a change in its prescription sampling methodology. Based upon this new methodology, in January 2007 in the U.S., Copaxone® had 31.2% of new prescriptions and 29.9% of total prescriptions, compared with a market share computed in accordance with the IMS’ prior methodology, as of December 2006, of 36.5% of new prescriptions and 35.3% of total prescriptions.

In-market sales of Copaxone® outside the United States, primarily in Europe, increased 26% to $498 million, driven by significant sales increases in Teva’s principal European markets (the United Kingdom, France and Germany, the largest MS market in Europe), as well as Russia, Mexico and certain other Latin American countries. Since the exchange rate of European currencies remained at almost the same level as against the U.S. dollar in 2006 (when annual average compared to annual average), sales growth of Copaxone® in Europe was not impacted by currency movements.

In North America, Copaxone® is marketed by Teva and is distributed by Sanofi-Aventis. Teva manufactures the product and supplies it to Sanofi-Aventis at a transfer price. Teva actively markets and promotes the product in the United States and Canada, respectively, through a wide range of activities, including doctor detailing, educational seminars, websites and patient support programs, such as Shared Solutions® and MS Watch®. Teva will assume responsibility for the distribution of Copaxone® in the U.S. and Canada commencing April 1, 2008 and will thus record the full in-market sales of Copaxone®, net of a payment to Sanofi-Aventis of 25% of the in-market sales for a period of two years. Although Teva will record higher revenues as a result of this change, Aventis will no longer share certain marketing expenses. The resulting increase in SG&A will substantially offset the increase in reported revenues, and therefore this termination provision will result in a minimal change to net income during this two year period. Thereafter, commencing April 2010, Teva will stop making this payment to Sanofi-Aventis and thus record all in-market sales and profits of Copaxone® for the U.S. and Canada.

Teva and Sanofi-Aventis have an additional collaborative agreement for the marketing of Copaxone® in Europe and other markets. Under the terms of this agreement, Copaxone® is co-promoted with Sanofi-Aventis in Germany, the United Kingdom, France, Spain, The Netherlands and Belgium and is marketed solely by Sanofi-Aventis in the rest of the European markets, Australia and New Zealand. The product is manufactured by Teva, and Sanofi-Aventis purchases it from Teva and sells and distributes it in Europe. Commencing February 2012, Teva expects to take over distribution responsibilities for Copaxone® in territories covered under this additional agreement, at which time Sanofi-Aventis will be entitled to pre-agreed residual payments for a period of two years, following a pattern similar to that under the agreement described above, but with Teva making significantly lower payments to Sanofi-Aventis.

Multiple sclerosis remains an important focus of Teva’s development efforts, as Teva continues to investigate potential improvement of Copaxone® and explore other molecules as future therapies for MS.

Oral Copaxone® for MS

In March 2006, Teva and Lundbeck A/S decided not to continue the development of a simple oral formulation of glatiramer acetate (the active ingredient of Copaxone®). Several attempts to achieve a clinically significant effect using an enteric-coated formulation of glatiramer acetate have failed. New and potentially improved formulations are in pre-clinical development.

TV 5010 for MS

The efficacy and safety of once-weekly subcutaneous injections of TV-5010, a high molecular-weight copolymer comprised of the same four amino acids present in glatiramer acetate, was examined in two Phase II trials. This project was terminated at the end of 2006.

Laquinimod

In June 2004, Teva signed an agreement with Active Biotech, a Sweden-based, publicly traded biotechnology company, to develop and commercialize laquinimod, a novel, orally bioavailable immunomodulatory compound. A Phase II study performed by Active Biotech showed that laquinimod, at a dosage of 0.3 mg daily, is well-tolerated and effective in suppressing development of active MRI lesions in patients with relapsing MS. Treatment over six months with 0.3 mg of laquinimod daily resulted in a 44% decrease in MRI disease activity. Patients with disease activity at the start of the study showed a decrease of more than 50%. The study also confirmed laquinimod’s acceptable safety profile.

An additional Phase IIb trial completed in 2006 confirmed the efficacy and favorable safety profile of laquinimod and showed significant reduction in the rate of inflammatory disease activity and a considerable reduction in the number of clinical relapses compared to placebo at a daily dose of 0.6 mg. The majority of the patients who participated in the study are currently continuing treatment with laquinimod in an ongoing extension study. Teva is in discussions with regulatory authorities in order to accelerate the clinical program into Phase III. In 2005, Teva submitted an investigational new drug application to the FDA to initiate a clinical trial in the U.S. with laquinimod to assess drug-drug interaction. Teva is currently working with the FDA to resolve various issues raised in connection with this application.

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

Cladribine (Mylinax®)

Through its acquisition of Ivax, Teva is a party to an agreement with Serono S.A. for the development of a proprietary oral formulation of cladribine (Mylinax®) as a treatment for MS. Under the agreement, Teva is entitled to a royalty on sales of Mylinax® if it is commercialized.

Previous clinical trials had demonstrated the positive effect of injected cladribine in patients with MS as well as a reduction in new lesion development in the brain as seen on MRI scans. In 2005, Serono initiated a 1,200 patient two-year double-blind placebo-controlled study in patients with relapsing forms of MS.

Parkinson’s Disease

Azilect® (rasagiline mesylate)

Azilect® (rasagiline tablets) is Teva’s second significant innovative drug, indicated for the treatment of Parkinson’s disease, both as initial monotherapy in early stage of the disease and as an adjunct to levodopa in moderate to advanced stages of the disease.

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

Teva launched Azilect® in its first market, Israel, in March 2005, followed by a rolling launch in various European countries, including the United Kingdom in June 2005 and Germany in July 2005. During July 2006, Azilect® became available in the U.S. As announced in July 2006 and in accordance with the termination of Teva’s alliance with Eisai Co., Ltd., Azilect® is marketed in the U.S. solely by Teva, expanding its central nervous system franchise to include both Copaxone® and Azilect®. In September 2006, Azilect® was approved in Canada. To date, Azilect® has been made available in 24 countries, including Spain, Sweden, Belgium, Greece, The Netherlands and Romania. Total sales of Azilect® worldwide during 2006 amounted to $44 million.

The development of Azilect® is part of a long-term strategic alliance with Lundbeck A/S, which includes the global co-development and marketing of Azilect®, mainly in Europe, for the treatment of Parkinson’s disease. Under this agreement, Lundbeck and Teva jointly market the product in certain key European countries. Lundbeck will exclusively market Azilect® in the remaining European countries and certain other overseas markets.

Azilect® has demonstrated efficacy and safety in three pivotal studies that included over 1,500 patients with Parkinson’s disease at different stages of the disease. In two Phase III studies with Azilect® as adjunctive therapy to levodopa in more advanced patients—the LARGO study conducted in Europe, Israel and Argentina and the PRESTO study in North America—Azilect® demonstrated beneficial effects in the two categories defined as the goals for adjunctive therapy in this disease: symptomatic control of Parkinsonian symptoms and treatment of levodopa-induced motor complications.

In the TEMPO Phase III study, conducted in North America in early stage patients, Azilect® demonstrated efficacy and safety as monotherapy treatment. This clinical trial, which used an innovative delayed-start design, showed a highly statistically significant effect on the primary endpoint—progression of Parkinsonian symptoms. Moreover, the 12-month results of this study, which were published in the April 2004 issue of Archives of Neurology, suggest a possible effect on disease progression. In an open extension of the TEMPO trial, approximately half of the patients who were still in the study after two years (121 out of 266) were adequately maintained on monotherapy with Azilect® (without additional dopaminergic treatment). In this same open extension, the results of six and one-half years follow-up of patients treated with Azilect® show that the benefit of early treatment is maintained over time.

In November 2005, Teva initiated a randomized, double-blind and placebo-controlled Phase IIIb clinical study to determine whether treatment with once-daily Azilect® can modify the progression of Parkinson’s disease, the most significant current need of this illness. The ADAGIO study (Attenuation of Disease progression with Azilect® Once-daily) enrolled over 1,100 patients recently diagnosed with Parkinson’s disease in North America, Europe and additional countries, including Israel and Argentina. This study, which has a delayed-start design, similar to that of the TEMPO 12-month trial, is aimed at reproducing and confirming the earlier findings of the TEMPO 12-month trial. Enrollment of patients in this study was completed during the fourth quarter of 2006, sooner than expected, and the results of the study are expected in mid-2008.

Other Innovative Projects

Teva has other innovative projects in various development stages (including both clinical and pre-clinical) in the areas of psoriasis, asthma, amyotrophic lateral sclerosis, oncology and lupus. Some of these projects were initially licensed and developed by Ivax and were integrated into the Teva innovative pipeline during 2006. These innovative projects include the following:

Autoimmune Diseases Pipeline - Lupus

Systemic lupus erythematosus (SLE) is characterized as a chronic, diffuse autoimmune disorder, with rheumatological and dermatological damage to various tissues and organs. The organ-threatening form of SLE presents involvement of the heart, lungs, liver and kidneys. There is significant unmet medical need in lupus as all current treatments offer only symptomatic improvement with no impact on the disease pathology. No new drugs have been approved by the FDA for the treatment of this disease in more than 40 years.

Edratide Acetate (TV-4710) is a synthetic peptide based on the complementary-determining region 1 (CDR1) of the 16/6Id human anti-DNA antibody. This may enable specific modulation of the autoimmune processes in lupus. In experimental animal models, edratide demonstrated improvement in lupus disease manifestation to include renal involvement. Phase I studies were seen as safe and well-tolerated. A Phase II trial in SLE patients is currently on-going in 12 countries in North America, Latin America, the European Union and Israel. The trial is designed to evaluate the safety and efficacy of edratide administered subcutaneously, once weekly, over six months of treatment. Recruitment into this trial has been completed, with results expected during 2007.

The development of edratide is based on original research performed by scientists at the Weizmann Institute of Science. Teva has acquired the exclusive worldwide license for all intellectual property related to edratide and related peptides.

Neurology Pipeline

Rasagiline Mesylate for Alzheimer’s Disease. Rasagiline has shown beneficial activity in experimental models relevant to Alzheimer’s disease. Furthermore, as rasagiline’s mechanism of action is different from that of all currently approved drugs for this indication, it has the potential of being a good candidate for combined treatment with such approved drugs.

An early Phase II study of rasagiline in mild-to-moderate Alzheimer’s disease patients has been completed with encouraging results, supporting the safety of rasagiline mesylate in this patient population.

The joint cooperation of Teva with Eisai Co. Ltd and Eisai Inc. was terminated during 2006. However, the global Phase II study, in which rasagiline is used as an adjunctive treatment in Alzheimer’s patients treated with Aricept®, initiated in 2004 by Eisai and Teva under this agreement is on-going. Results are expected to be available during 2007.

Ladostigil tartrate ( TV-3326) is a novel compound developed for the treatment of Alzheimer’s disease and other forms of dementia. Phase IIa testing was terminated at the beginning of 2007.

Glatiramer acetate (GA) for Amyotrophic Lateral Sclerosis (ALS). The active ingredient of Copaxone® in a 40 mg/day dosage form is being developed for the treatment of ALS. The safety and tolerability of Copaxone® administered either daily or every alternate week has been examined in a Phase I/II study in ALS patients. During December 2006, Teva completed recruitment of 300 patients into a double-blind, placebo-controlled multicenter Phase II clinical study. This study will evaluate the safety, tolerability and efficacy of GA administered subcutaneously, once daily at a dose of 40 mg/day over one year of treatment. The primary end point will review the change of deterioration of the ALS functional scale. ALS is a motor neuron disease, characterized by degeneration and loss of upper and lower motor neurons. Median survival time is 3-5 years with death most often due to respiratory failure.

Talampanel for ALS. Through the acquisition of Ivax, Teva has acquired exclusive worldwide rights to develop and market talampanel for the treatment of neurological disorders. Talampanel is an orally active antagonist of the alpha-amino-3-hydroxy-5-methyl-4-isoxazolepropionate (AMPA) neuronal excitatory glutamate receptor. Following inconclusive Phase II studies in epilepsy and based on positive trends from a small Phase II study in ALS, Teva is proceeding with the development of talampanel for the latter indication, and a new Phase II study to be initiated in late 2007 or early 2008 is being planned.

Oncology Pipeline

Talampanel has shown anti-tumor activity against malignant gliomas both in slowing their growth and reducing their ability to invade surrounding brain tissues. A Phase II study is currently on-going in the U.S. Assuming a successful completion of the Phase II study, a Phase III is planned for 2008.

StemEx®. In February 2005, Teva signed a joint venture agreement with Gamida Cell, an Israeli-based, private biotechnology company, to develop and commercialize StemEx®. StemEx® is a novel cellular therapeutic, derived from cord blood, for the treatment of hematological malignancies. A Phase I/II study performed by Gamida Cell Ltd. in 10 patients provided encouraging results on both the efficacy and the safety of the product. In 2006, the Gamida Cell-Teva joint venture obtained a special protocol assessment from the FDA for the clinical protocol of a Phase III, pivotal study for StemEx®, which is expected to commence in the first quarter of 2007 and initially utilize 11 sites in the U.S., the EU and Israel. The study will enroll 100 patients and is scheduled to be completed early in 2009.

New Ventures

In addition to the direct sourcing of projects from the Israeli academic community, as Teva has traditionally done, Teva has also made equity investments and entered into agreements with various start-up and early-stage ventures, primarily with the goal of leveraging Israeli expertise and scientific initiatives. Teva believes that these new ventures create more product/technology sourcing opportunities for Teva. Teva’s direct investments include investments in Gamida-Cell Ltd., CureTech Ltd. and TransPharma Medical Ltd.

In 2006, following the successful conclusion of a Phase I/II trial, Teva entered into a joint venture with Gamida-Cell to commercialize Gamida-Cell’s flagship product, StemEx®, for the treatment of hematological diseases. Teva committed to invest $25 million in this joint venture.

Curetech’s successful Phase I/II trial in patients with hematological malignancies led to Teva’s investment of $6 million in Curetech to, among other things, fund a Phase II study of Curetech’s lead monoclonal antibody.

The joint venture with TransPharma includes transdermal hGH which is based on a proprietary transdermal technology licensed by Teva from TransPharma Medical Ltd. under a 2004 agreement. This product is intended to provide both children and adults with an alternative to the current therapy by injection.

Teva has also invested in such companies such as Biomedical Investments (1997) Ltd., Clal Biotechnology Industries Ltd. and BiolineRx Ltd., which in turn invest in promising companies or technologies.

Typically, Teva will invest, directly and/or indirectly, in such a company and obtain an option for a strategic right in a company or a product. Examples of such rights received include, among others: an option to buy the entire company under certain circumstances at pre-negotiated prices/terms and/or an option to license a product or create a joint venture with the company on a particular product based on pre-negotiated terms.

Typically, the company will use Teva’s investment proceeds towards achieving certain development milestones based on an agreed budget and development plan. Teva assists in the development plan at this stage. Once a development milestone is achieved, Teva will determine whether to exercise its option. If it does, Teva will become much more actively involved in the company and its development, and the product will enter Teva’s pipeline.

Intellectual Property and Other Protections

Teva relies on a combination of intellectual property protections and exclusivity periods provided under applicable regulations to protect its innovative products. Teva seeks to obtain, where possible, product, process and use patents on its innovative products. Teva also relies on trade secrets, unpatented proprietary know-how and confidentiality agreements, as well as FDA data exclusivity rules, trademarks and copyright protection, for its innovative products. Similar laws and regulations in the European Union provide for six to ten years of data exclusivity. Newer EU legislation provides for a uniform period of European Union data exclusivity for newly registered products for a period of ten years which, under certain circumstances, can be extended to 11 years.

The market exclusivity protections afforded Copaxone® in the U.S. due to its status as an “orphan drug” expired on December 20, 2003. Teva also has patents relating to Copaxone® with terms expiring in 2014 in the U.S. and in 2015 in most of the rest of the world. Copaxone® is also protected by data exclusivity protections in most European countries, which remain in effect for a period of six or ten years from the 2001 market authorization date.

Azilect® is protected in the U.S. by several patents which expire between 2012 and 2016. A request for a patent term extension has been made in connection with one of these patents. In addition, Azilect® is entitled to New Chemical Entity exclusivity for a period of five years from its 2006 approval date. In the European Union, Teva holds several patents covering Azilect® which will expire between 2011 and 2014. Supplementary Protection Certificates (“SPCs”) have been granted in a number of EU countries with respect to the 2014 patent, thereby extending its term to 2019. Azilect® is also protected by data exclusivity protection in Western Europe for a period of ten years from its 2005 marketing authorization date.

Teva also relies on patent protection and trade secret protection to protect generic processes, products and formulations for its API and final dosage forms.

Active Pharmaceutical Ingredients (“API”)

In addition to its production and sale of pharmaceutical products, Teva manufactures and sells active pharmaceutical ingredients. Teva’s API division has a large and growing third-party business, and also provides Teva with the benefits of vertical integration. With a leading global market share in the production of many major chemicals for generic pharmaceuticals, Teva’s API division facilitates Teva’s entry into new drug markets and offers a high quality, reliable long-lasting and cost-effective source of API.

Teva offers approximately 250 different APIs, using synthetic, semi-synthetic, fermentation and high-potent technologies (compounds that have a therapeutic effect at very low dosages, typically at microgram levels), for use in pharmaceuticals. Teva believes it is among the world’s principal suppliers of many of these chemicals. The products are sold, subject to the patent position, to formulators of pharmaceutical products mainly in the U. S. and Europe, but also in Asia and Latin America. The API division’s portfolio of products is a combination of high volume products as well as low volume, high value products.

Teva’s acquisition of Sicor complemented Teva’s existing API capabilities with a broad portfolio of APIs for respiratory products, dermatological hormones, anti-inflammatories, oncolytics, immunosuppressants, muscle relaxants and custom-manufactured APIs for a variety of proprietary drug manufacturers. The consolidation with Teva opened traditional Teva markets to Sicor’s API products and also gave Teva access to new customers, mainly in the inhalation, injectibles and dermatology fields.

The acquisition of Ivax has provided Teva’s API division with an additional 30 APIs and access to new technologies, mainly plant extraction technology. Through Ivax, Teva’s API division obtained access to new markets such as CEE and Latin America. In addition, the acquisition enhances and strengthens vertical integration activities with Teva’s pharmaceutical units. Teva’s existing API sales to Ivax shifted from third-party sales to intercompany sales, while Ivax’s own third-party API sales were included in Teva’s third-party API sales.

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

The production of APIs requires a high level of technical and regulatory skills. In order for APIs to be approved for use in the United States, the facilities and production procedures utilized at such facilities must meet FDA standards. Teva’s API plants (other than China and India, which have recently been inspected by the FDA) meet such standards and are regularly inspected by the FDA. Many of the products are produced in dedicated computer-controlled automated facilities, facilitating optimization of the production processes and high quality.

Teva’s API division has developed and acquired an expertise in specialized technologies, such as fermentation processes, high potency and the production of peptide API. This expertise enabled the API division to support successful launches of pravastatin and simvastatin in the United States in 2006 and also enabled Teva to establish a leading position in the sale of fermentation products such as lovastatin, simvastatin, pravastatin and tobramycin. Sicor’s API expertise in the chemistry of steroids and high-potency production enabled Teva’s API division to continue and enhance its leadership in the inhalation, injectibles and dermatology fields. In addition, through the establishment of joint ventures, Teva has taken steps towards supplying various peptides such as desmopressin, calcitonin, octreotide and others to its customers.

During 2006, API sales to Teva’s various pharmaceutical units were approximately 56% of the division’s total sales as compared with 51% during 2005. Teva believes that its ability to produce these APIs is a strategic advantage for its production of finished pharmaceuticals.

Marketing and Sales

In North America, the API division has marketed its products for over 25 years through Teva’s subsidiary Plantex USA. Most of Plantex USA’s customers are generic dosage form manufacturers located in the U.S. and Canada. Additionally, Plantex USA has been able to make significant inroads into the emerging drug delivery segments and is venturing into selected custom synthesis projects for new drug applications. The direct contact with customers enables the API division to establish long-term relationships.

In Europe, Teva’s subsidiary Plantex Chemicals BV has been responsible for marketing to European customers for over 25 years. While the API division’s principal customers in Europe are generic pharmaceutical companies, Teva also has important contracts with innovative pharmaceutical companies. In Asia, Latin America, Australia and New Zealand, Teva sells APIs through either local subsidiaries or local distributors.

In 2006, Teva’s API division began to expand in other international markets. Teva established a subsidiary in Japan, which has its own sales force and regulatory personnel, which has begun to demonstrate Teva’s commitment to strengthen its API activities in this important market. In Asia and Latin America, Teva has identified a trend toward adopting higher quality standards and enforcement of intellectual property rights, which should represent an opportunity for Teva’s API division to expand its activities in these markets.

Production

Teva produces APIs worldwide through 18 production sites located in the U.S., Israel, Italy, Hungary, the Czech Republic, Mexico, Puerto Rico, India and China. The plants manufacture APIs through synthetic, semi-synthetic, fermentation processes, peptide synthesis, high potency, plants extraction, process control, a variety of milling equipment and Teva’s expertise in the field of physical properties, enabling tailoring of the products’ physical characteristics to customer needs.

Animal Health

Through its IVX Animal Health subsidiary, Teva manufactures and markets proprietary, as well as generic, veterinary pharmaceutical products under IVX Animal Health’s own brand and for sale under private labels. IVX Animal Health serves all major companion and economic animal segments with both prescription and over-the-counter products, and is considered the leading supplier of generic pharmaceuticals for economic animals in the United States. IVX Animal Health also provides an existing and extensive base of marketing, sales and technical support for its products. IVX Animal Health’s areas of focus include antimicrobials, antiparasitics, antipruritics and antiseborrheics, grooming aids, nutraceuticals and otics.

Teva’s animal health operations are also conducted through its Israeli subsidiary, Abic Ltd., which researches, develops, manufactures and markets veterinary products, both in Israel, where the company has a significant market share, and internationally, particularly in Southeast Asia, Africa, Latin America and Eastern Europe. Some of Abic’s export marketing is conducted through agents and distributors, as well as through Teva’s subsidiary companies. The company has successfully developed new and quality products for the prevention and treatment of diseases in poultry and large animals.

Research and Development

Teva’s research and development efforts are involved in all of its major business activities. Teva’s research and development expenses were $495 million, $369 million and $338 million in 2006, 2005 and 2004, respectively.

The Global Generic R&D Division is in charge of developing brand equivalent products which includes product formulation, bioequivalence testing, registration and approval of a growing list of generic drugs for all of the markets where Teva operates. It continues to expand and enhance its capabilities beyond the traditional generic tablets, capsules and liquids, into various other dosage delivery systems and dosage types such as complex drug delivery systems, sterile systems, drug device combinations, and nasal and respiratory delivery systems such as dry powder and metered dose inhalers for generic drugs. The division operates from sixteen development centers located in the U.S., Israel, Canada, Hungary and Mexico, The Netherlands, India, United Kingdom, Ireland, Chile, Argentina, Venezuela and Peru, providing Teva with the global resources necessary to take advantage of both human resources and the prevailing patent law situation.

The Global Innovative R&D Division employs researchers in Israel, the U.S., Canada, Hungary and several Western European countries. The division conducts all activities required for the identification of lead compounds as well as all pre-clinical development, clinical testing and regulatory submissions for Teva’s growing pipeline of proprietary products, including the clinical and regulatory development of respiratory products following the Ivax acquisition. The division is deeply involved in supporting Teva’s effort to achieve and maintain a leading position in the treatment of multiple sclerosis and to establish a franchise in Parkinson’s disease. Teva collaborates intensively with Israel’s major universities, medical institutions and research institutes in order to leverage the extensive, first-class research activities conducted in Israel and to source projects, specifically in the areas of neurodegeneration/neuroprotection, autoimmunity and oncology.

In addition to the funding received through collaborations with third parties such as Lundbeck, Sanofi-Aventis and Eisai, Teva avails itself of government funding for research conducted in Israel. The Israeli government offers grants, which are repayable as royalties from the sale of products resulting from funded research, with the aggregate amount of such royalties limited to the amount of the original grant (with the addition of LIBOR interest). In recent years, however, such grants have become insignificant in the overall funding of Teva’s innovative R&D efforts. The royalties are at rates between 2% and 3.5% (depending on the number of years elapsed since the commencement of the royalty payments) of sales relating to a product or a development resulting from the funded research. The amount of the contingent liability in respect of royalties to the Israeli government at December 31, 2006 is insignificant.

The Global API R&D Division. Researchers from the API division focus on the development of processes for the manufacturing of API, including intermediates, chemical and biological (fermentation), which are of interest to the generic drug industry, as well as for Teva’s proprietary drugs. This group’s facilities include a large center in Israel (API processes and peptides), a large center in Hungary (fermentation and downstream processing), a facility in India and additional sites in Italy, Mexico and the U.S., as well as two sites added as part of the Ivax acquisition in Puerto Rico and the Czech Republic (extraction technology). The process research groups seek ways to continuously improve processes to reduce API production costs, enabling Teva’s API division to remain a supplier of key API products in an environment of price erosion after other competitors cease to be able to produce these products economically.

The Biopharmaceutical R&D Division. Teva has R&D operations specifically dedicated to the development of biopharmaceutical products located in Lithuania, China, Mexico and Israel. These groups’ expertise covers aspects related to recombinant protein expression and production, including genetic engineering, recombinant bacterial fermentation, mammalian tissue culture, protein purification and the development of analytical methods and formulation.

Competition

In the U.S., Teva is subject to intense competition in the generic drug market from other local and foreign generic drug manufacturers, brand-name pharmaceutical companies (through authorized generics), manufacturers of branded drug products that make efforts to continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. Teva believes that its primary competitive advantages are its ability to continually introduce new generic equivalents for brand-name drug products on a timely basis, its emphasis on regulatory compliance and high-volume cost-effective production, its customer service and the breadth of its product line.

A significant amount of Teva’s U.S. generic sales is made to a relatively small number of retail drug chains and drug wholesalers. These customers have undergone and continue to undergo significant consolidation, which resulted in customers gaining more purchasing power. As a result, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base. On the other hand, this trend provides a competitive advantage to large suppliers such as Teva that are capable of providing sufficient quantities of a product, as well as a broad product line, on a national basis while maintaining a high level of customer service.

Price competition from additional generic versions of the same product may result in significant reductions in sales and margins over time. To compete on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost-efficient manner. In addition, Teva’s competitors may develop their products more rapidly or complete the regulatory approval process sooner, and therefore market their products earlier. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

Many brand-name competitors try to prevent, discourage or delay the use of generic equivalents through several tactics, including legislative initiatives (e.g., pediatric exclusivity), changing dosage form or dosing regimen just prior to the expiration of an original patent, regulatory processes, filing new patents, patent extensions, litigation, including citizens’ petitions, negative public relations campaigns and, most recently, creating alliances with managed care companies and insurers to reduce the prices and economic incentives to purchase generic pharmaceuticals. In addition, the brand-name companies sometimes launch, either through an affiliate or through licensing arrangements with another company, an authorized generic concurrent with the first generic launch, so that the patent challenger no longer has the full exclusivity granted by the Hatch-Waxman Act.

In Canada, the competitive landscape continues to intensify with the increasing presence of foreign competitors. Five major generic drug manufacturers, three of which, including Teva’s subsidiary Novopharm, are subsidiaries or divisions of global manufacturers, satisfy approximately 80% of the Canadian demand for generic pharmaceuticals.

The customer base for Novopharm continues to change as the number of independent community pharmacies decreases at the expense of chain drug and banner-aligned store groups, which work closely with selected suppliers for specific products. This trend is expected to continue, resulting in increased competition for generic drug manufacturers at the chain and banner buying offices. These larger customers look to generic suppliers to timely launch cost-effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

In Latin America, the pharmaceutical markets in the various countries are generally fragmented, with no single company enjoying overwhelming market dominance. Local generic companies as well as multinational brand companies compete with Teva’s local operations in all of the markets. Teva’s strengths in the region include its comprehensive range of products, which cover a wide range of therapeutic categories, strong sales forces and the opportunity to leverage Teva’s global product portfolio.

In Western Europe, Teva competes with other generic companies (several major multinational generic drug companies and various local generic drug companies) and branded drug companies that continue to sell or license branded pharmaceutical products after patent expirations. As in the U.S., the generic market in Western Europe is very competitive, with the main competitive factors being price, time to market, reputation, customer service and breadth of product line.

The United Kingdom is one of the larger generic markets in Western Europe and is also one of the most competitive due to its very low barriers to entry. Significant vertical integration exists between wholesalers and retailers, ensuring low prices as long as there are several suppliers. The number of major players in the United Kingdom pharmaceutical market has shrunk. Teva is the leading company in the market.

In The Netherlands there is a developed “pure generics” market that operates in a manner similar to the United Kingdom. As in the United Kingdom, many pharmacies are grouped into chains that are owned by major wholesalers.

In France there has been substantial growth in the use of generics. France has some of the lowest pharmaceutical prices in the region largely due to aggressive pharmacist buying groups.

In Hungary, Teva competes with local Hungarian manufacturers and faces increasing competition from multinational pharmaceutical companies. Teva continues to strengthen its position and presence in Hungary, while creating a more diversified product and service portfolio, including wholesaling services.

In Israel, Teva is the largest supplier of pharmaceuticals, with a market share (including distribution on behalf of third parties) of approximately one-quarter of the total pharmaceutical market. Teva’s position in the market is based on its ability to market pharmaceutical products, hospital supplies and healthcare services to the medical community, its product range at competitive prices, its in-house distribution abilities and a variety of value-added services. Teva has the broadest portfolio of products in the Israeli pharmaceutical market, including generic, over-the-counter, branded drugs, hospital supplies and healthcare services. Teva’s products compete with those of other local manufacturers, as well as with imported products. Generic competition has increased in recent years in Israel, and this trend is expected to continue, with additional pressure on prices coming from the healthcare funds and other institutional buyers. Regulations that came into effect in May 2005 allow for sales of some over-the-counter products for the first time in retail locations in addition to pharmacies. However, penetration into the retail over-the-counter market is slow, as retail stores and the general public are not yet acquainted with this offering and opportunity. In addition, the introduction of private labels into the retail market has increased competition in the total over-the-counter market, a trend that is expected to increase in the future.

In Russia, Teva faces strong competition in the generic market, particularly in the branded generic drug market. This competition derives principally from international generic firms as well as from the many local low cost pharmaceutical manufacturers. Nonetheless, Russia represents substantial long-term potential for industry growth due to the size of the population, growing purchasing power and a currently low pharmaceutical usage rate. Teva believes that, through its local subsidiary, it is positioned to leverage this rapidly growing market with its leading product portfolio, emphasis on regulatory compliance, high volume cost-effective production and customer service.

In the Czech Republic, Teva competes with other generic companies (several major generic drug companies across the CEE and various local generic drug companies) and branded drug companies that continue to sell or license branded pharmaceutical products after patent expirations. Moreover, Teva faces other competitive elements such as strengthened branded companies, which at present are influential with the regulatory authorities, and an unfavorable reimbursement system as a result of the current political uncertainty. As in Russia, the generic market is very competitive, with the main competitive factors being price, time to market, reputation, customer service and breadth of product line. By focusing on these factors, Teva has achieved a strong position in the market and is currently ranked among the top three generic players.

In Poland, the pharmaceutical industry has experienced significant structural change in recent years. Most of the state-owned companies have been privatized, and foreign firms account for a high proportion of sales. The competitive landscape continues to be challenging with over 240 manufacturers but is dominated by several very strong local and regional competitors across the CEE. Teva has begun launching its product portfolio in the local market and increasing its sales from its domestic subsidiary.

Copaxone® is a non-interferon therapy available for the treatment of relapsing remitting multiple sclerosis. Its primary competition is with three formulations of beta-interferons, Avonex®, Betaseron® and Rebif®. A fifth therapy, Tysabri®, was re-introduced in the U.S. in June 2006 with a “black box” label, which includes the most critical information about Tysabri®, such as indications and warnings, and with an indication for patients who have had an inadequate response to, or are unable to tolerate, alternate multiple sclerosis therapies. In July 2006, Tysabri® was launched in the EU with a restricted indication for patients who have failed beta interferons or for highly active patients.

Teva continues to believe that Copaxone® is a superior product with long-term benefits, being the only product for which efficacy and safety have been demonstrated for over 10 years in a continuous prospectively planned study.

In 2003, Schering AG initiated a trial (BEYOND) that compares the efficacy of the current dose Betaseron® with a higher dose Betaseron® and the current dose of Copaxone®. Serono has also announced the initiation of a head-to-head comparison between Rebif® and Copaxone® (REGARD). Both studies are ongoing. Results of the REGARD trial are expected in the first quarter of 2007. A smaller trial, BECOME, which compared Betaseron® and Copaxone® on MRI disease activity as measured by gadolinium-enhancement, was presented at the last meeting of the European Committee for the Treatment of MS (ECTRIMS) in September 2006 in Madrid and did not demonstrate superiority of Betaseron® over Copaxone® in reducing MRI activity. In 2004, Teva initiated a comparative trial (ACHIEVE) in which patients who are on a high dose of interferon and who experienced at least one relapse in the year prior to study entry are randomly switched to Copaxone® or remain on the high dose interferon for the duration of the trial. The trial is being conducted in North America, with results expected in 2009.

Azilect® is a new treatment for early and moderate to advanced stages of Parkinson’s disease. It uniquely combines a convenient once-daily, no titration dosing and favorable side effect profile, in contrast with its main competitors. Competitors include the newer non-ergot dopamine agonists Mirapex®/Sifrol® and Requip®, which are the leading products in this class, indicated for all stages of the disease, as well as with Neupro®, a recently launched dopamine agonist with a new patch delivery system. In the moderate to advanced stage of the disease, in addition to the dopamine agonists, Azilect® is also competing with Comtan®, a COM-T inhibitor.

In the sale of active pharmaceutical ingredients, Teva competes in all of its markets with specialty chemical producers, mainly located in Europe (particularly in Italy and Spain), in India and elsewhere in Asia. Teva competes based on price, quality, timely delivery and its ability to meet the stringent FDA requirements for approved suppliers of API. Teva’s API division is a leader, in both terms of sales and breadth of offerings of API. Teva believes that its extensive portfolio, combined with the creation of intellectual property rights and its financial resources, make its API division a leader in the industry.

Regulation

United States. All pharmaceutical manufacturers selling products in the United States are subject to extensive regulation by the U.S. federal government, principally by the FDA and the Drug Enforcement Administration, and, to a lesser extent, by state and local governments. The federal Food, Drug, and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the development, manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, recordkeeping, advertising, promotion and sale of Teva’s products. Teva’s major facilities and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance with applicable requirements may result in fines; criminal penalties; civil injunction against shipment of products; recall and seizure of products; total or partial suspension of production, sale or import of products; refusal of the government to enter into supply contracts or to approve new drug applications; and criminal prosecution. The FDA also has the authority to deny or revoke approvals of drug active ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure by Teva to comply with applicable FDA policies and regulations could have a material adverse effect on its operations.

FDA approval is required before any “new drug” (including generic versions of previously approved drugs) may be marketed, including new strengths, dosage forms and formulations of previously approved drugs. Applications for FDA approval must contain information relating to bioequivalence (for generics), safety, toxicity and efficacy (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures require that commercial manufacturing equipment be used to produce test batches for FDA approval. The FDA also requires validation of manufacturing processes before a company may market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements. Generally the generic drug development and the ANDA review process can take two to five years.

The Hatch-Waxman Act established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the submission and/or the approval of ANDAs. One such provision allows a five-year market exclusivity period for new drug applications (“NDAs”) involving new chemical entities and a three-year market exclusivity period for NDAs (including different dosage forms) containing new clinical trial data essential to the approval of the application. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers to a product that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application. Patent term extension and non-patent market exclusivity may delay the submission and approval of generic drug applications.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification. As originally legislated, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications 180 days after the earlier of the first commercial marketing of the drug by the first applicant or a final court decision in the generic company’s favor regarding the patent that was the subject of the Paragraph IV certification. Submission of an ANDA with a Paragraph IV certification can result in protracted and expensive patent litigation. When this occurs, the FDA generally may not approve the ANDA until the earlier of thirty months or a court decision finding the patent invalid, not infringed or unenforceable.

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing. Exclusivity rights may be forfeited pursuant to the Medicare Act if the product is not marketed within 75 days of the final court decision and under other specified circumstances. However, some of these changes apply only to ANDAs containing a Paragraph IV certification that were filed after enactment of the Medicare Act; previously filed ANDAs generally continue to be governed by the previous law.

The Medicare Act further expanded the scope of Medicare coverage for participants by creating what is known as the Medicare Part D prescription drug benefit. The Part D prescription drug benefit became available to Medicare beneficiaries on January 1, 2006. Medicare prescription drug coverage under Part D is insurance that covers the Medicare beneficiary’s cost (subject to certain statutory purchasing thresholds, co-payments, insurance premiums, and deductibles) of prescription drugs at participating pharmacies. Medicare prescription drug coverage under the Part D benefit is available to all Medicare beneficiaries regardless of income and resources or health status. As a result, Teva’s products are, as of January 1, 2006, available for government-subsidized purchase by a larger market of Americans participating in government-sponsored third-party payor insurance programs. In addition, the structure of reimbursement under Medicare Part D includes a gap or “doughnut hole” in coverage, after the initial coverage limit is reached and before the catastrophic coverage benefit begins. To date, many benefit plans have utilized generic products to mitigate the impact of this gap.

The Best Pharmaceuticals for Children Act, signed into law in 2002, continues the so-called “pediatric exclusivity” program begun in the FDA Modernization Act of 1997. This pediatric exclusivity program provides a six-month extension both to listed patents and to regulatory exclusivities for all formulations of an active ingredient, if the sponsor performs and submits adequate pediatric studies on any one single dosage form. The effect of this program has been to delay the launch of numerous generic products by an additional six months.

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

The Center for Medicare & Medicaid Services is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers’ agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions); for products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. Teva USA has such a rebate agreement in effect with the federal government. Federal and/or state governments have and are expected to continue to enact measures aimed at reducing the cost of drugs to the public, including the enactment, in December 2003, of the Medicare Act that expands the scope of Medicare coverage for drugs in 2006 and beyond. Teva cannot predict the nature of such measures or their impact on its profitability.

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

Teva’s products also include biotechnology-derived products that are comparable to brand-name drugs. Of this portfolio, only one, Tevtropin®, is sold in the U.S., while others are distributed outside of the U.S. Teva plans to introduce additional products into the U.S. marketplace, but currently a definitive regulatory pathway, such as the Hatch-Waxman Act, does not exist for these products.

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

Issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations under the Patent Act. The Therapeutic Products Directorate will not issue a Notice of Compliance if there are any patents relevant to the drug product listed in the Patent Register maintained by Health Canada. Generic pharmaceutical manufacturers can either wait for the patents to expire or serve a notice of allegation upon the brand company. Service of a notice of allegation often results in patent litigation with the brand company, in which case a Notice of Compliance will not be issued until the earlier of the expiration of a 24-month stay or resolution of the litigation in the generic company’s favor.

A number of amendments to the Patented Medicines (Notice of Compliance) Regulations and the Food and Drugs Regulations came into force on October 5, 2006. The Canadian federal government’s stated intention was to balance the interests of brand and generic companies by eliminating certain anticompetitive loopholes, known as “evergreening,” in the Patented Medicines (Notice of Compliance) Regulations in exchange for up to eight and one-half years of data exclusivity on new chemical entities under the Food and Drugs Regulations. The Canadian generic industry trade association is opposing the application of these regulations in the courts.

The changes to the Patented Medicines (Notice of Compliance) Regulations resulted in the Patent Register being effectively frozen as of the filing of a generic regulatory submission under the Food and Drugs Act. A generic company is therefore not required to address any patent listed by a brand company on the Patent Register in respect of that drug product after the date of filing of its submission. These changes will reduce the number of 24-month stays available to brand companies to a single stay in most cases, and may therefore accelerate the introduction of certain generic products. However, under certain other changes to the regulations, generic companies are prohibited from filing a generic submission using a new chemical entity as the Canadian reference or comparator product for six years following the receipt by a brand company of a Notice of Compliance for such new chemical entity. These changes may delay introduction of certain generic products.

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

The Province of Ontario adopted a number of amendments to its pricing and reimbursement regime on October 1, 2006. These amendments generally reduce the price of generic drug products and permit generic drugs to be designated as interchangeable with not only the “same” but with “similar” brand drug products. Similar changes to pricing regimes are being considered by other provincial governments. In addition, the Canadian federal government and several provincial governments are studying possible improvements of their publicly funded Medicare system. Many of these governments acknowledge the need to limit extended brand patent monopolies and to speed the approval process for generic drugs. Branded pharmaceutical companies continue to lobby against expedited approvals of generic drugs, which would enhance generic drug sales at the expense of branded products.

Latin America. The extension of patent protection to pharmaceutical products is a relatively new concept throughout much of Latin America, and most local pharmaceutical industry companies in the region involve the production of either copied versions of drugs still under patent in their countries of origin, or true off-patent drugs sold under a local brand-name, without bioequivalence testing in either case. Historically, registration has been the only regulatory prerequisite for new products, and if the regulatory agency fails to prove that a product may be harmful during the registration period, the product becomes registered and therefore eligible to be manufactured and sold. Pathways to true bioequivalent generics have generally not been adopted in Latin America, although procedures for introducing such generics exist in Mexico and Chile and may provide an avenue for Teva’s Latin American operations to capitalize on products sold by Teva in other markets.

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

As a result of the 1998 amendments to the patent law, the term of certain pharmaceutical patents may be extended under certain conditions for up to five years. In 2005, the Israeli Knesset (Parliament) enacted new legislation, which ensures that the patent term extension in Israel will terminate upon the earliest of the parallel patent term extension expiration dates in the U.S., Europe and several other countries. Also, in 2005, the Knesset ratified legislation which provides for data exclusivity provisions, which may prevent the marketing of a generic product for a period of five and a half years measured from the first registration of the innovative drug product in any one of a number of specified Western countries. Regulations which came into effect in May 2005 allow for sales of some over-the-counter products for the first time in retail locations in addition to pharmacies.

Israeli pricing regulations mandate that the retail prices of pharmaceuticals in Israel may not exceed the average of prices in four European markets (the United Kingdom, Germany, France and Belgium) (the so-called “Dutch Model”). Effective as of January 15, 2007, the model was amended to include three additional EU markets (Spain, Portugal and Hungary, or Poland if the product does not exists in any of the first three additional countries) where prices of pharmaceutical products are notably low, which will consequently reduce the reference prices.

European Union. The medicines legislation of the European Union requires that medicinal products, including generic versions of previously approved products, new strengths, dosage forms and formulations of previously approved products, shall have a marketing authorization before they are placed on the market in the European Union. Authorizations are granted after the assessment of quality, safety and efficacy by the respective health authorities. In order to obtain an authorization to place a medicinal product on the market, an application must be made to the competent authority of the member state concerned. Besides various formal requirements, the application must contain the results of pharmaceutical (physico-chemical, biological or microbiological) tests, of pre-clinical (toxicological and pharmacological) tests as well as of clinical trials. All of these tests must have been conducted in accordance with relevant European regulations and must allow the reviewer to evaluate the quality, safety and efficacy of the medicinal product.

During the course of 2006, Teva continued to register its products in the European Union. Using both the mutual recognition procedure (submission in one member state and after approval by the authorities of the so-called reference member state, applications can be submitted in the other chosen member states) and the newer decentralized procedure (that allows simultaneous submission of the application to the chosen member states) established by the European Union in the new legislation effective November 2005, in an attempt to simplify and harmonize registration. Due to historical court interpretations of “essential similarity” that have now been included in the new legislation, it has become possible to register generic drugs containing different salts of the active ingredient. Teva continues to invest in its registration activities in the majority of countries in the European Union, including Hungary, the United Kingdom, France, Germany, The Netherlands, Italy, the Czech Republic and Poland.

In 2005, a legal pathway was established to allow approval of Similar Biological Medicinal Products (“Biosimilars”) using abbreviated marketing applications. Appropriate tests for demonstration of safety and efficacy include preclinical or clinical testing or both. The reference product for this testing is the brand-name drug and the scientific principles of comparability are followed. In 2006, product specific guidelines were issued providing a more detailed interpretation of the data requirements for specific products and further guidance is being developed by the respective authorities in conjunction with the pharmaceutical industry. Teva anticipates that this legal pathway and abbreviated application requirements will enable distribution in the European Union of affordable biotechnology-derived products with demonstrated safety and efficacy comparable to the brand-name product.

In order to control expenditures on pharmaceuticals, most member states of the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

The duration of certain pharmaceutical patents may be extended in the European Union by up to five years in order to extend effective patent life to fifteen years. Some older French and Italian patents were extended up to eight and eighteen years, respectively. Additionally, exclusivity provisions in the European Union may prevent companies from applying for a generic product for either six or ten years (the period is selected by each country) from the date of the first market authorization of the original product in the European Union. New legislation, applicable to all members of the European Union and effective as of November 2005, changes and harmonizes the exclusivity period for new products submitted after the effective date. The period before a generic application can be made will be eight years (from either six or ten years before) and allows the generic product to be marketed only after ten years from the first marketing authorization of the original product in the European Union, with the possibility of extending the exclusivity by one additional year under certain circumstances. Given that new products submitted after November 2005 will take at a minimum approximately one year to be assessed and approved, the new data exclusivity provisions of ‘8+2+1’ years will affect only generic submissions from around the end of 2014 onwards. The new legislation also allows for research and development work during the patent term for the purpose of developing and submitting registration dossiers.

Economic reforms to the Hungarian pharmaceutical industry were introduced in January 2007. The new regulations will impose increased financial burdens on pharmaceutical manufacturers and wholesalers, including, for example, the obligation of marketing authorization holders to pay a fixed percentage (12%) of the total annual state subsidy (based on turnover) paid for their subsidized pharmaceuticals, as well as a provision stating that the National Health Insurance Fund and the marketing authorization holders are to share any costs which exceed the preliminary subsidy estimate in the National Health Insurance Fund budget.

CEE. (For countries that are members of the EU –See “Regulation- European Union”)

Russia. The Service for Healthcare and Social Development (Roszdravnadzor) regulates the prices of pharmaceuticals at a national level and determines eligibility for reimbursement. There are several difficulties with this reimbursement scheme, such as frequent changes in rules and extremely bureaucratic and time consuming procedures for registering drugs and obtaining other licenses. Key concerns remain over regional variations in retail and wholesale price controls, the lack of patent safeguards, a large counterfeit sector, and the poor legal enforcement of existing regulations.

Russia has officially incorporated many relevant EU directives regarding pharmaceutical registration into national law. However, the registration process is still cumbersome. The federal-level Scientific Centre handles the final registration dossier and makes recommendations for the approval of products. Delays between submission and marketing approval reportedly average 10 to 12 months, although approval times vary widely; new indications and renewals take around one year to obtain.

Miscellaneous Regulatory Matters

Teva is subject to various national, regional and local laws of general applicability, such as laws regulating working conditions. In addition, Teva is subject to various national, regional and local environmental protection laws and regulations, including those governing the discharge of material into the environment .

As discussed above, data exclusivity provisions exist in many countries worldwide and may be introduced in additional countries in the future, although their application is not uniform. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand-name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after the patent protection has expired.

Pharmaceutical Production

Teva now operates 36 finished dosage pharmaceutical plants in North America, Latin America, Europe, Israel and China, following the integration of Ivax and after closing five plants. The plants manufacture solid dosage forms, injectables, liquids, semi-solids and inhalers. During 2006, Teva’s plants produced approximately 37 billion tablets and capsules and over 450 million sterile units, compared with 22 billion tablets and capsules and 200 million sterile units in 2005.

In 2006, Teva started to operate its new state-of-the-art facility in Jerusalem for solid dosage forms. In early 2007, this new high-volume production plant was approved by the FDA for the production of products destined for the U.S. and has now begun producing products for the U.S. market.

Teva’s two main manufacturing technologies, solid dosage forms and sterile, are available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Kfar Saba and Jerusalem represent in the aggregate a significant percentage of Teva’s pharmaceutical production.

As part of Teva’s strategy to create manufacturing “Centers of Expertise”, Teva continued its rationalization of manufacturing infrastructure during 2006 and closed five manufacturing facilities in North America (including the Cidra facility in Puerto Rico). Teva’s ability to rapidly rationalize its manufacturing infrastructure and to generate significant synergies is made possible by its ability to transfer product manufacturing efficiently between sites.

Teva’s plants in the United States, Canada, the Kfar Saba and Jerusalem sites in Israel, the Haarlem site in The Netherlands, the Runcorn site in the United Kingdom, the Waterford site in Ireland and the Opava site in the Czech Republic are FDA- inspected or approved. Achieving and maintaining quality standards in compliance with the current Good Manufacturing Practices (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, require sustained efforts and expenditures. Teva has spent significant funds and dedicated substantial resources for this purpose.

Raw Materials for Pharmaceutical Production

Teva takes a global approach to managing commercial relations with its main suppliers. Strategic decisions are made on a global basis, while day-to-day operations are run locally. Most packaging materials are purchased locally.

Teva’s API division is the principal raw materials supplier for Teva’s pharmaceutical businesses. The remaining raw materials are purchased from suppliers located mainly in Europe, Asia and the U.S. The acquisition of Ivax has expanded both Teva’s vertical integration, where significant opportunities still exist, and Teva’s commercial relations with third party API producers. Most of Teva’s purchases from U.S.-based suppliers are controlled substances. Teva has implemented a supplier audit program to ensure that its suppliers meet its standards.

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

Environmental

As part of its overall corporate responsibility, Teva prides itself on its commitment to environmental, health and safety matters in all aspects of its business. As a vertically integrated pharmaceutical company with worldwide operations,

Teva believes that its adherence to applicable laws and regulations, together with proactive management beyond mere compliance, enhances its manufacturing competitive advantage, minimizes business and operational risks and helps Teva to avoid adverse environmental effects in the communities where it operates. Teva believes that it is in substantial compliance with all applicable environmental, health and safety requirements.

Organizational Structure

Teva’s worldwide operations are conducted through a network of subsidiaries primarily located in North America, Europe, Latin America and Asia. Teva has direct operations in more than 50 countries, as well as 36 pharmaceutical manufacturing sites in 16 countries and R&D centers in 17 countries. The following sets forth, as of December 31, 2006, Teva’s principal operating subsidiaries in terms of pharmaceutical or API sales.

In North America- Canada: Novopharm Limited; United States: Goldline Laboratories, Inc., Teva Specialty Pharmaceuticals, LLC, Doral Manufacturing, Inc., IVAX Corporation, IVAX Pharmaceuticals Caribe, Inc., IVAX Pharmaceuticals New York LLC, IVAX Pharmaceuticals NV Inc., IVX Animal Health, Inc., Plantex U.S.A., Inc., Sicor Pharmaceuticals, Inc. and Teva Pharmaceuticals USA, Inc.

In Europe- Czech Republic: Ivax Pharmaceuticals s.r.o.; France: Teva Classics S.A.; Hungary: Teva Pharmaceutical Works Private Limited Company (formerly known as Biogal Pharmaceutical Works Ltd.) (99.4% held by Teva); Italy: Sicor Societa Italiana Corticosteroidi S.r.l., Teva Pharma Italia S.r.l.; Ireland: IVAX Pharmaceuticals Ireland (a branch of IVAX International B.V.); The Netherlands: Pharmachemie Holding B.V., Plantex Chemicals B.V., Teva Pharmaceuticals Europe B.V.; United Kingdom: Norton Healthcare Limited, Teva U.K. Limited (formerly known as Approved Prescription Services Limited).

In Israel- Assia Chemical Industries Ltd. and Salomon, Levin and Elstein Ltd.

In Latin America- Mexico: Lemery S.A. de C.V.; Chile: Laboratorio Chile S.A.; Venezuela: Laboratorios Elmor, S.A.

In addition to the subsidiaries listed above, Teva operates businesses in various strategic and important locations, including China, India and other emerging and smaller markets.

Properties and Facilities

Listed below are Teva’s principal facilities in various regions of the world and their size in terms of square feet as of December 31, 2006:

Plant Location	Square Feet (in thousands)	Main Function
Israel
Jerusalem (3 sites)	463	Pharmaceutical manufacturing, research laboratories, offices
Netanya (2 sites)	416	API (chemical) manufacturing, pharmaceutical warehouses and distribution center
Kfar Sava	363	Pharmaceutical manufacturing, research laboratories and warehouse
Ramat Hovav	328	API (chemical) manufacturing and R&D
Petach Tikva	155	Corporate headquarters

United States
North Wales, PA (4 sites)	661	U.S. headquarters, warehousing and distribution center
St. Joseph, MO and Fort Dodge, IA (8 sites)	522	Offices, distribution, R&D and warehouse
Miami, FL (2 sites)	350	Manufacturing and warehouse
Irvine, CA (9 sites)	307	Pharmaceutical manufacturing, R&D laboratories
Sellersville, PA	213	Pharmaceutical manufacturing, R&D laboratories
Guayama, Puerto Rico	170	API manufacturing
Mexico, MO	150	API manufacturing

Canada
Toronto, Ontario	345	Canadian headquarters, pharmaceutical packaging, warehousing, distribution center and laboratories
Stouffville, Ontario	135	Pharmaceutical manufacturing

Plant Location	Square Feet (in thousands)	Main Function
Markham, Ontario	128	Pharmaceutical manufacturing and warehouse

Europe
Debrecen, Hungary	1,480	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories, warehousing
Opava, Czech Republic	1,144	Pharmaceutical and API (chemical) manufacturing, R&D laboratories, warehousing and distribution center
Gödöllõ, Hungary	644	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution center and warehousing
Waterford, Ireland	450	Pharmaceutical manufacturing, warehousing, packaging
Kutno, Poland	367	Pharmaceutical manufacturing, warehousing, packaging, R&D laboratories
Haarlem, The Netherlands	232	Pharmaceutical manufacturing, warehousing, packaging
Bulciago Settimo Milianese, Rho Italy	177	API (chemical) manufacturing
Runcorn, England	168	Pharmaceutical manufacturing, warehousing and office space
Eastbourne, England	133	Warehouse and packaging
Santhia, Italy	123	API (chemical) manufacturing, R&D laboratories and warehousing

International
Santiago, Chile (2 sites)	415	Pharmaceutical manufacturing and warehousing
Gajraula (U.P.), India	247	API (chemical) manufacturing
Munro, Argentina	154	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Coapa, Mexico	124	Distribution center and office space
Ramos Arizpe, Mexico	97	Pharmaceutical manufacturing, R&D laboratories

Teva leases certain of its facilities. In Israel, the corporate headquarters in Petach Tikva is leased until December 2007, with an option to renew annually until December 2012.

In North America, Teva USA’s principal leased properties are its facilities in North Wales, Pennsylvania, the initial term of which expires in 2011, and a new warehouse in New Britain, Pennsylvania, the initial term of which expires in 2013. Sicor leases nine facilities in Irvine, California, seven of which are used for warehouse, packaging, research and office purposes (whose leases expire at various times between 2007 and 2016), and the remaining two of which are used for manufacturing. Sicor has contracted to purchase the latter two buildings, and expects to complete the purchases in March 2007 and early 2008, respectively. Novopharm’s headquarters building in Toronto, Ontario and a Novopharm manufacturing facility in Stouffville, Ontario are presently leased by Teva but are due to be sold as further described in Item 7 of this report. In addition, Teva owns or leases various other facilities worldwide.

ITEM 4A: UNRESOLVED STAFF COMMENTS

None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Teva is a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. It is the leading generic drug company in the world as well as in the United States in terms of total and new prescriptions. Teva also has a significant and growing innovative pharmaceutical business, whose principal products are Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, as well as a rapidly expanding proprietary specialty pharmaceutical business, which consists primarily of respiratory products. Teva’s API business both sells to third-party manufacturers and provides significant vertical integration to Teva’s own pharmaceutical production. Teva also has an animal health business, with principal operations in the U.S., covering both the companion animal and economic animal markets.

The generic drug industry as a whole, and therefore Teva’s own operations, are affected by demographic trends, including an aging population and a corresponding increase in healthcare costs, budgetary constraints of governments and healthcare organizations. In each of the markets in which Teva operates, governments as well as private employers are working to control growing healthcare costs, and there is a steadily growing recognition of the importance of generics in providing access to affordable pharmaceuticals. In addition, the generic industry is significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Generic companies also face intense competition from brand-name pharmaceutical companies seeking to counter generic products. Teva believes that its broad pipeline and balanced business model, combining generic as well as branded generic, innovative and respiratory pharmaceutical products, and API, coupled with its geographic diversity, are key strategic assets in addressing these trends.

Highlights

In 2006, Teva’s net sales grew to $8,408 million, an increase of 60% over 2005 net sales. The principal drivers for the growth in sales were the acquisition of Ivax and several major launches of generic products in the United States with exclusivity.

Net income in 2006, on a U.S. GAAP basis, was $546 million, as compared to $1,072 million in 2005. The 2006 figure, however, reflects, among other things, the impact of $1,391 million in charges in 2006 for a number of items including: a write-off of in-process research and development, primarily related to the Ivax acquisition, charges relating to a litigation settlement with Pfizer, and product impairment charges.

Among the significant highlights of 2006 were:

•

The consolidation of the results of Ivax commencing February 1, 2006, which increased sales and other income statement line items in the U.S., Western Europe, Central and Eastern Europe and Latin America, including sales in new therapeutic categories such as Ivax’s respiratory business, as compared to 2005.

•

The launch during 2006 in the U.S. of four major new generic products with exclusivity: the generic versions of Zocor® (simvastatin), Zoloft® (sertraline), Wellburtin XL® (bupropion) and Pravachol® (pravastatin). These new products significantly increased Teva’s sales and profits in 2006.

•

The continued success of Copaxone® in the U.S., where it remained one of the leading MS drugs in terms of both total and new prescriptions, in Europe and other regions, primarily Latin America. Global in-market sales of Copaxone® in 2006 exceeded $1.4 billion, an increase of 20%.

•	Higher Western European sales of generic products, including from 144 new product launches.

•	Higher gross profit margins of 50.7%, compared with 47.2% in 2005, mainly due to the launches of new products in the U.S. with exclusivity.

•

An increase in selling, general and administrative expenses, as a percentage of sales, to 18.7% in 2006, compared to 15.2% for 2005, reflecting primarily the inclusion of Ivax’s branded businesses, as well as higher profit-sharing and royalty expenses relating to litigation settlements.

•	Record research and development expenses ($495 million, an increase of 34%), due to increases in innovative R&D spending and the inclusion of Ivax’s generic R&D.

•	Financial expenses in 2006 of $95 million compared with financial expenses of $4 million in 2005, representing primarily the cost of financing the Ivax acquisition.

•

Taxes of 22.0% of pre-tax income, as compared with 18.0% in 2005, primarily due to the in-process R&D charge relating to the Ivax acquisition, which is not tax deductible and was partially offset by a release of prior years’ tax provisions.

Ivax Acquisition

In early 2006, Teva acquired Ivax, a multinational generic pharmaceutical company with operations mainly in the United States, Central and Eastern Europe and Latin America. For accounting purposes, the transaction was valued at approximately $7.9 billion in cash and stock. Ivax’s results were consolidated with those of Teva commencing February 1, 2006.

This acquisition, Teva’s largest to date, enhanced Teva’s business model by strengthening Teva’s leadership position in the United States, expanding its strong presence in Western Europe and significantly enhancing Teva’s reach in Latin America, Russia and Central and Eastern European countries, with substantial increases in sales of branded products and operations in branded generic markets. The acquisition further provided Teva with an opportunity to expand its vertical integration in both existing and new regions. Ivax brought Teva new capabilities in the respiratory business, including proprietary technologies. Ivax also added to Teva’s existing small veterinary pharmaceutical business through the Ivax animal health pharmaceutical business. The acquisition strengthens Teva’s ability to respond, on a global scale, to a wider range of requirements of patients, customers and healthcare providers, both therapeutically and economically. As a result of the acquisition, Teva now has direct operations in more than 50 markets.

Pursuant to a consent order, Teva and Ivax terminated or assigned to third parties various authorized generic distribution agreements to which Ivax was a party, which represented approximately $200 million in Ivax aggregate sales during 2005. In addition, certain overlapping generic products representing approximately $15 million in aggregate annual sales were divested.

While the inclusion of Ivax sales increased Teva’s sales in all of Teva’s main geographies, the impact on the relative weight of the geographies is modest, with some increased weight for International at the expense of Western Europe. Teva’s existing API sales to Ivax shifted from third-party sales to intercompany sales, while Ivax’s own third-party API sales are now included in Teva’s third-party API sales.

For the purpose of financing the cash portion of the acquisition, Teva used approximately $1.7 billion of its own cash together with $2.8 billion of short-term borrowings under bridge financing facilities. These bridge loans were then replaced within several days with the proceeds of publicly issued debt securities, totaling $2.9 billion comprised of a mixture of convertible senior debentures and long-term straight debt instruments, as follows:

•	$818 million of 1.75% convertible senior debentures due 2026;

•	$575 million of 0.25% convertible senior debentures due 2026;

•	$500 million of 5.55% senior notes due 2016; and

•	$1,000 million of 6.15% senior notes due 2036.

During 2006, Ivax business units were operationally integrated to various degrees with those of other Teva units. The Ivax units whose financial processes were not fully integrated as of year end represented approximately 18% of Teva’s consolidated total assets and approximately 22% of Teva’s consolidated net sales, as of, and for the year ended, December 31, 2006.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from Teva’s U.S. GAAP financial statements presented as percentages of net sales and the increase/decrease by item as a percentage of the amount for the previous year.

	Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2006	2005	2004	2006-2005	2005-2004
	%	%	%	%	%
Net sales	100.0	100.0	100.0	60.1	9.4
Gross profit	50.7	47.2	46.7	71.7	10.8
Research & development expenses - net	5.9	7.0	7.1	34.1	9.0
Selling, general and administrative expenses	18.7	15.2	14.5	96.7	14.7
Acquisition of research and development in-process	15.4		12.4
Litigation settlement, impairment and restructuring expenses	1.1		0.6
Operating income	9.5	25.0	12.0	(39.0)	127.2
Financial income (expenses) – net	(1.1)	(0.1)	0.5	2,275.0	N/A
Income before income taxes	8.4	24.9	12.6	(46.0)	116.8
Net income	6.5	20.4	6.9	(49.1)	223.2

Sales—General

Consolidated sales by geographic areas and business segments were as follows:

Sales by Geographical Areas

						Percent Change
Sales for the Period	2006	2005	2004	% of 2006	% of 2005	2006 from 2005	2005 from 2004
	U.S. dollars in millions
North America	5,065	3,146	3,059	60%	60%	61%	3%
Western Europe*	2,036	1,529	1,245	24%	29%	33%	23%
International**	1,307	575	495	16%	11%	127%	16%
Total	8,408	5,250	4,799	100%	100%	60%	9%

*	Includes Hungary.
**	Includes primarily Mexico, Latin America, certain Central and Eastern European countries and Israel.

Sales by Business Segments

						Percent Change
Sales for the Period	2006	2005	2004	% of 2006	% of 2005	2006 from 2005	2005 from 2004
	U.S. dollars in millions
Pharmaceuticals	7,821	4,726	4,298	93%	90%	66%	10%
API*	587	524	501	7%	10%	12%	5%
Total	8,408	5,250	4,799	100%	100%	60%	9%

*	Third-party sales only.

Teva’s overall sales growth for 2006 was driven principally by the effects of the Ivax acquisition, which impacted mainly the pharmaceutical segment, as well as organic growth in the U.S. resulting from new product launches with exclusivity.

Pharmaceutical Sales

North America

In 2006, pharmaceutical sales in North America amounted to $4,759 million, representing an increase of 68% over 2005. The increase in sales was attributable to:

•

four major new generic product launches in the U.S., with 180 days exclusivity: the generic versions of Zocor® (simvastatin), Zoloft® (sertraline), Wellbutrin XL® (bupropion) and Pravachol® (pravastatin). In addition, during 2006, Teva sold generic versions of the following products in the U.S. (listed in the order of their launch during the year): DDAVP®, Clozaril®, Desferal®, Zonegran®, Novantrone®, MiraLax™, Proscar®, Mobic®, Effexor®, Cipro®, Depo-Medrol®, Ditropan XL® and Zofran®.

•	the consolidation of the results of Ivax commencing February 1, 2006, including significant sales of Ivax’s respiratory products;

•	the continued growth in sales of Copaxone®; and

•

the continued substantial growth of sales in Canada due to 15 new product launches, the most significant of which was the generic version of Effexor® (venlafaxine), the largest generic launch in Canadian pharmaceutical market history, as well as the revaluation of the Canadian dollar against the U.S. dollar.

These factors were partially offset by price erosion of several major products that were introduced in 2005, combined with erosion of the base business of generic products in 2006.

In 2006, Teva dispensed in the U.S. approximately 420 million prescriptions, of which 416 million were generic prescriptions, an increase of 16% as compared to 2005 and 164 million prescriptions ahead of Teva’s nearest generic competitor and 112 million prescriptions ahead of any other pharmaceutical company.

While most of the generic products launched or sold in 2006 were derived from Teva’s R&D pipeline, certain products were the result of agreements with partners where Teva acquired rights to products it did not have, in furtherance of Teva’s strategy to reach the market with generic versions as early as possible. In addition, in 2006 Teva entered into agreements settling patent litigation with certain branded companies. These included a settlement agreement with Purdue pertaining to Teva’s generic version of Purdue’s OxyContin® (oxycodone HCl extended-release) tablets, a settlement agreement with Pfizer regarding idarubicin, azithromycin and epirubicin, and an agreement with Impax and Anchen Pharmaceuticals, Inc. for the marketing of the generic version of Wellbutrin XL® (bupropion hydrochloride extended-release) tablets, 300 mg, the branded product marketed by GlaxoSmithKline.

Teva expects that its revenue stream in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of February 1, 2007, included 162 ANDAs, including 42 tentative approvals and 78 “Paragraph IV” applications, which challenge the brand products’ patents. Total 2006 annual sales of the related brand products targeted by this generic pipeline, including the tentatively approved products, exceeded $92 billion. Teva believes it is the first to file on 45 of these applications, relating to brand products whose aggregate 2006 annual U.S. sales exceeded $37 billion. The launches with exclusivity in 2006 provided an unusual concentration of very large opportunities. Although Teva anticipates a substantial number of new product launches in 2007, primarily in the latter half of the year, none is likely to have the impact of the major launches of 2006. For 2008, Teva anticipates that its new product launches will once again be likely to include some substantial launches.

In Canada, as of December 31, 2006, 55 products submitted to the Canadian Therapeutic Products Directorate were awaiting approval. Collectively, the brand name versions of these products had annual Canadian sales in 2006 of approximately U.S. $2.8 billion.

Certain legislative changes affecting the pricing and reimbursement regime were adopted in the Province of Ontario during late 2006. These amendments generally reduce the price of generic drug products and permit generic drugs to be designated as interchangeable with not only the “same” but with “similar” brand drug products.

In 2005, pharmaceutical sales in North America amounted to $2,837 million, representing an increase of 3% over 2004. The increase in sales was attributable to a number of new generic product launches in the U.S. (including two major launches, the generic versions of Allegra® (fexofenadine) and Zithromax® (azithromycin)), continued growth in sales of Copaxone® and continued substantial growth in Canada as a result of 13 new product launches and the revaluation of the Canadian dollar against the U.S. dollar. On the other hand, price erosion of several major products launched in 2004 (such as oxycodone 80mg, gabapentin and carboplatin) where Teva experienced limited competition, combined with a higher rate of erosion of the base business of generic products in 2005, more than offset the contribution of the new product sales in 2005.

Europe

Pharmaceutical sales in 2006 in seventeen Western European countries, including Hungary, amounted to $1,850 million, an increase of 34% compared to 2005. In 2006, among the significant products sold by Teva in Europe were the generic versions of Zocor®, Prezal®, Zoloft®, Taxol®, Zofran®, Imigran®, Selektine®, Zithromax®, Lamictal®, Zoton®, Seroxat/Deroxat®, Staril/Fosinopril® and Fosamax Once Weekly®. During 2006, Teva received 300 generic approvals in different European countries, corresponding to 27 different compounds in 36 formulations. Other than the consolidation of Ivax sales, which primarily increased sales in the United Kingdom, France, Germany and the Nordic countries, and which facilitated Teva’s entrance into the respiratory product business in Europe, new product launches, higher sales of third-party products in Hungary, and the continued penetration of Copaxone® and Azilect® contributed to the year-over-year sales growth. The European generics market varies considerably from country to country in terms of market penetration and other characteristics. In certain European countries, there is a market for both branded generic products and drugs sold under their generic chemical names; in other European countries, there is a market for branded generics only. Some countries, such as the United Kingdom and the Netherlands, permit substitution by pharmacists (so-called “pure generics”), while other countries, such as Germany, Hungary and Italy, permit pharmacists to provide only the drug prescribed by doctors. In 2006, while Teva faced challenging market conditions in certain of its principal European markets, including the United Kingdom and Italy, it benefited from opportunities in other countries such as France.

Most of the European currencies remained stable against the U.S. dollar in 2006 (on an annual average compared to annual average basis). Accordingly, currency fluctuations relative to the U.S. dollar had an insignificant positive impact on European sales in 2006.

The overall value of branded products expected to lose patent protection in the top eight European markets between 2007 and 2013 is estimated to be approximately $31 billion. However, there are varying regulatory regimes among the different countries within Europe, which often result in patents expiring on different dates within European markets or which result in differences in timing of the launch of generic products due to data exclusivity restrictions.

In Europe, as of December 31, 2006, Teva had approximately 1,800 marketing authorization applications pending approval corresponding to 140 compounds in 295 formulations, with over 260 additional compounds approved for development. Teva believes that this pipeline of approvals and applications, which includes important products, some of which Teva expects to launch in 2007 in various European countries, will provide an opportunity to generate significant growth in the next several years. Teva has significantly increased its registration efforts in a number of European countries, including: Hungary, the United Kingdom, France, Germany and the Netherlands.

Over the course of 2006, Teva continued to register its products in Europe, using both the mutual recognition procedure and a newer decentralized procedure established by the European Union in an attempt to simplify and harmonize registration. The new decentralized procedure allows simultaneous submission of an application to several member states.

Due to historical court interpretations of “essential similarity” that have now been included in the decentralized procedure, it has become possible to register generic drugs containing different salts of the active ingredient.

A significant number of legislative changes in Europe aimed at reducing healthcare costs were introduced during 2005 and 2006:

•	In France, at the end of 2005, the government introduced new measures to determine prices of generic and innovative products, which are intended to increase generic substitution.

•

In Italy, market conditions have been affected by the government’s efforts to reduce the prices of pharmaceutical products. As a result of such efforts, the Italian market was characterized in 2006 by substantial price reductions of original brands, which also negatively affected generic sales.

•

In Germany, the pharmaceutical market is undergoing significant reforms, such as legislation reducing list prices, banning free products and canceling patient co-payments for products with selling prices lower by at least 30% from their reference price.

•

In Spain, Teva expects that new legislation approved in July 2006, as well as other governmental measures, such as reference prices for more than 40 brand products covering 18% of the total market, and recommendations for the use of generic products, may have a positive effect on the Spanish generic market.

Pharmaceutical sales in Europe in 2005 amounted to $1,378 million, an increase of 25% compared to 2004, primarily due to new launches of generic products, including many of the same key products in a variety of countries within Europe.

International

Teva’s International cluster includes Israel and all other countries outside of the U.S., Canada and Western Europe. Teva’s pharmaceutical sales in those regions reached an aggregate of $1,212 million in 2006, an increase of 137% as compared to $511 million in 2005. Teva generated approximately 7% of its pharmaceutical sales in Latin America (including Mexico), 4% in Israel, 3% in Central and Eastern Europe (CEE), and 1% in other countries.

Teva’s International pharmaceutical sales benefited in 2006 from the addition of territories gained through the Ivax acquisition, primarily certain countries in Latin America and Central and Eastern Europe, where Teva formerly had a small presence, as well as the expansion of sales in existing markets.

The principal countries contributing to our Latin American pharmaceutical sales were Mexico, Chile, Venezuela, Peru and Argentina and the principal countries contributing to our Central and Eastern Europe pharmaceutical sales, were Russia, Poland and the Czech Republic. In most of these markets, our products are marketed and sold as “branded generics.” Sales of branded generic products involve considerably higher marketing expenditures than do non-branded generic products such as those we sell in the United States and certain Western European countries. Pharmaceutical sales in Israel, which amounted to $335 million in 2006, increased by 10% compared to 2005, reflecting primarily new distribution contracts entered into in 2006.

Teva intends to continue to build a franchise in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular) and growing populations in Latin America, leveraging its manufacturing expertise to the extent possible, building on the already-strong brands it has in Latin America and expanding the indications served. Teva has recently expanded its operations in Brazil, where it focuses on Copaxone® sales as well as oncology products.

The Ivax acquisition significantly expanded Teva’s operations in the CEE and provided Teva with a broader portfolio of generic prescription drugs, as well as over-the-counter drugs, vitamin supplements and medical devices. Teva’s strategy is to become one of the top five pharmaceutical companies in the region, as well as to be a leading supplier in generics, respiratory products, biogenerics and over-the-counter products.

In 2006, among the significant products sold by Teva in the CEE were the generic versions of Novo-Passit®, Beclazone®, Simgal®, Sanorin®, Stoptussin®, Stopangin®, Alendronate® and Equoral®. In 2006, Teva received 261 generic approvals, corresponding to 64 new compounds in 72 formulations. In addition, in the CEE, as of February 1, 2007, Teva had 430 marketing authorization applications pending approval, corresponding to 65 molecules in 66 formulations and 140 strengths.

Animal Health

Teva manufactures and markets proprietary and generic veterinary pharmaceutical products principally in the U.S., as well as in Israel. Teva also markets animal health pharmaceutical products in other regions, particularly in Southeast Asia, Africa, Latin America and Eastern Europe. Sales in 2006 increased over 2005, reflecting the inclusion of sales from IVX Animal Health and, to a marginal degree, an increase in sales at Teva’s historical veterinary business. In 2006, the U.S. animal health business faced a number of challenges, including delays in new product launches due to regulatory backlogs, supply constraints and pricing pressures.

Innovative Products

Teva’s innovative products include Copaxone® for the treatment of relapsing remitting multiple sclerosis and Azilect® for the treatment of Parkinson’s disease. Teva continues to seek additional innovative products through its R&D efforts (as further described in Item 4 of this report) and focuses on the following therapeutic areas: neurological disorders, autoimmune diseases and oncology.

Copaxone®. In-market global sales of Copaxone® in 2006 reached a new record of $1,414 million, an increase of 20% over 2005. Copaxone® continues to be one of the leading therapies for MS in the U.S., both in terms of new and total prescriptions. U.S. Copaxone® sales continued to increase, reaching $916 million, an increase of 17% compared to 2005. U.S. sales represented 65% of total in-market sales in 2006. Sales also increased in Canada. In-market sales outside the United States, primarily in Europe, increased 26% to $498 million, driven by significant sales increases in our principal European markets (the United Kingdom, France and Germany, the largest MS market in Europe), as well as Russia, Mexico and certain other Latin American countries. The growth of in-market sales of Copaxone® in the United States also reflected the impact of two price increases of 9% and 4%, announced in 2006. Copaxone® is sold through Sanofi-Aventis and its subsidiaries in most markets, and Teva records as revenue only a portion of the in-market sales of Copaxone® sold by these entities. In the United States, Copaxone® is marketed by Teva Neuroscience, Inc. Since the exchange rate of European currencies remained at almost the same level as against the U.S. dollar in 2006 (when annual average compared to annual average), sales growth of Copaxone® in Europe was not impacted by currency movements. Beginning in January 2007, IMS introduced a change in its prescription sampling methodology. Based upon this new methodology, in January 2007 in the U.S., Copaxone® had 31.2% of new prescriptions and 29.9% of total prescriptions, compared with a market share computed in accordance with the IMS’ prior methodology, as of December 2006, of 36.5% of new prescriptions and 35.3% of total prescriptions.

Teva will assume responsibility for distribution of Copaxone® in the U.S. and Canada commencing April 1, 2008 and in Europe and certain other markets in 2012. Teva will thus record the full in-market sales of Copaxone®, net of a payment to Sanofi-Aventis (equal to 25% of the in-market sales of Copaxone® with respect to the U.S. and Canada agreement) for a period of two years in each case. Although Teva will record higher revenues as a result of this change, Aventis will no longer share certain marketing expenses. The resulting increase in SG&A will substantially offset the increase in reported revenues, and therefore this termination provision will result in a minimal change to net income during this two year period. Thereafter, commencing April 2010, Teva will stop making this payment to Sanofi-Aventis and thus record all in-market sales and profits of Copaxone® for the U.S. and Canada. Following the termination of the European agreement in 2012, a similar pattern will come into play for Europe and the other markets covered by the agreement, but with Teva making significantly lower payments to Sanofi-Aventis.

To date, Copaxone® has been approved for marketing in 48 countries worldwide, including the United States, Canada, Israel, 22 European Union countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina.

In 2005, in-market global sales of Copaxone® amounted to $1,176 million, an increase of 26% over the previous year. U.S. sales in 2005 accounted for 66% of global sales of Copaxone®. The growth of in-market sales of Copaxone® in the United States in 2005 also reflected the impact of a price increase of 9.4% announced in May 2005. Sales growth of Copaxone® in 2005 in Europe was not impacted by currency movements.

A large Phase III study, FORTE, has been initiated to confirm positive results from a recent Phase II study that compared a 40 mg/day dose of Copaxone® in 90 relapsing MS patients to the currently approved 20 mg/day dose. Patients who took the higher dose of Copaxone® experienced a greater reduction in the mean cumulative number of brain lesions accompanied with greater reduction in annual relapse rate. Based on consultation with the FDA and the Medicines and

Healthcare Products Regulatory Agency, approval of the 40 mg dose, with the same labeling as that of the 20mg dose, would be based on the new one year Phase III study, with an additional one year open-label extension where all patients will be treated with the higher dose.

Azilect®. During July 2006, Azilect® (rasagiline tablets), Teva’s once-daily oral treatment for Parkinson’s disease and its second innovative drug, became available in the U.S. as part of a gradual global roll-out of this new product, expanding the Teva central nervous system franchise. Total in-market sales of Azilect® worldwide in 2006 amounted to $44 million. Teva is making significant progress with the ADAGIO trial, a large Phase III clinical trial designed to establish Azilect®’s potential effects on modifying the progression of Parkinson’s disease. Enrollment of patients into this study was completed during the fourth quarter of 2006, sooner than had been expected.

Specialty Products

Since the Ivax acquisition, Teva has significantly expanded its presence in the specialty pharmaceutical products business, presently focusing on respiratory, bio-generics and biopharmaceutical products, as well as hospitals and institutional channels.

Respiratory. Teva’s respiratory product line, which was acquired as part of the Ivax acquisition, contributed significantly to revenues in 2006. During 2006, Teva created a global respiratory franchise. Respiratory sales increased significantly from the sales recorded during 2005 to approximately $500 million in 2006, driven by increases in sales of ProAir™ (albuterol HFA) and QVAR in the U.S. and sales of QVAR in Europe. Teva has succeeded in capturing a strong position in the U.S. albuterol HFA market, with greater than a 60% market share since September 2006, according to IMS data. In Western Europe, Teva progressed in the commercialization of Fluticasone Nasal Spray and in the commercialization of budesonide Spiromax®, a multi-dose dry powder inhaler. In Central and Eastern European countries, Teva is continuing to develop its respiratory commercial activities and is registering several products using its devices. In Latin America, Teva is building the necessary infrastructure to enable further growth of the franchise.

All of Teva’s asthma products sold in Europe (except for beclomethasone in the United Kingdom) and in the U.S. are free of CFC propellants, which are being phased out worldwide under the Montreal Protocol, a 1987 international treaty to eliminate the production and use of ozone-depleting chemicals, and which may not be sold in the U.S. after December 31, 2008 under a recent FDA ruling. Instead, Teva’s current inhaler products contain the ozone-friendly propellant hydrofluoroalkane (HFA). The phasing out process in anticipation of implementation of the Montreal Protocol is already affecting the market.

Teva is seeking approval for ProAir™ HFA Breath Actuated Inhalation Aerosol, based on the Easi-Breathe® technology in the U.S. In December 2006, Teva received an approvable letter from the FDA. The FDA takes a rigorous approach on all novel, inhaled delivery systems and has asked Teva to complete a label comprehension study as well as in-vitro studies to help assure that patients accurately use the product in accordance with labeled instructions. Teva is working to finalize these studies. Teva’s respiratory product line is expected to benefit in the future from the shift to non-CFC based inhaler products as well as by new product launches.

Hospitals and Institutional Channels. Teva, supported by its global supply system, offers a wide range of oncology products, as well as other products for the hospital channel, in both injectables and solid form.

Biogenerics and Biopharmaceuticals. During 2006, Teva marketed a portfolio of biopharmaceutical products including interferon alpha 2b, granulocyte colony-stimulating factor and human growth hormone. Teva has in its pipeline additional biopharmaceutical products which it intends to launch in the coming years into the U.S., EU and International markets.

Active Pharmaceutical Ingredient (API) Sales

Overall sales of active pharmaceutical ingredients in 2006 amounted to $1,327 million, an increase of $260 million, or 24% over 2005. Of this amount, API sales to third parties in 2006 amounted to $587 million, an increase of 12% compared to 2005, which resulted primarily from increased sales to branded product manufacturers, market share gains in certain generic products and the inclusion of Ivax’s third-party sales. Intercompany API sales during 2006 amounted to $740 million, an increase of 36%, primarily as a result of the launches in the U.S. of azithromycin in late 2005 and of simvastatin, sertraline and pravastatin in 2006, substantially all of which were vertically integrated products, as well as the inclusion of sales to Ivax, which were previously considered third-party sales. The high proportion of intercompany sales reflects the strategic importance of vertical integration and is one of the reasons for Teva’s higher gross margins in 2006. Teva’s portfolio of API products increased to approximately 250 as a result of the Ivax acquisition. The business environment remained very competitive in 2006, with the main factors being increased competition from Indian and Chinese API manufacturers and ongoing consolidation of customers and competitors. Teva believes that its extensive API product portfolio, which is one of the broadest available in the industry, combined with its creation of intellectual property rights and its financial resources, make its API division a leader in the industry.

Sales of active pharmaceutical ingredients to third parties in 2005 amounted to $524 million, an increase of 5% over 2004. At the same time, intercompany sales of active pharmaceutical ingredients increased 24% and amounted to $543 million.

Other Income Statement Line Items

Gross Profit

Gross profit margins reached 50.7% in 2006 compared with 47.2% in 2005 and 46.7% in 2004, reflecting a change in the product mix in which Teva recorded substantially higher sales of new U.S. generic products launched with exclusivity and Copaxone®, the inclusion of certain high-margin Ivax businesses (such as respiratory products and branded generics in Latin America and Central and Eastern Europe) and the increasing benefits of Teva’s vertically integrated API division. These positive trends were somewhat offset by the effect of an inventory step-up recorded in 2006 in connection with the Ivax acquisition, the amortization of acquired Ivax product rights and lower margins on Teva’s base business. We believe that the gross margins of our operations in the near term will return to Teva’s indicated range of 47% to 50%, as a result of changes in new product opportunities and the geographic spread of our sales.

In 2005, fexofenadine, which was launched with Barr, had a positive impact on gross margins, since the profit split with Barr was recorded under SG&A. Several of the products launched in 2004 also involved collaborations with partners but on a royalty basis, which impacts gross margins. As required under U.S. GAAP, Ivax and Sicor’s acquired inventories were stepped up to their fair market value at the date of acquisition in 2006 and 2004 by $95 million and $14 million, respectively. As a result, the sales of these inventories negatively impacted Teva’s gross profit margins in those years.

Research and Development (R&D) Expenses

Research and development expenses (net of the effect of third-party participations and net of the $1,295 million of in-process R&D) increased from $369 million in 2005 to $495 million in 2006, an increase of 34%. As a percentage of sales, these expenses represented 6% in 2006 as compared to 7% in 2005.

Generic R&D expenses in 2006 accounted for 52% of gross R&D expenses, an increase of approximately 24% compared to 2005, due to increased R&D activity for the U.S. and Europe and litigation costs involved in patent challenge litigation, and the inclusion of Ivax generic R&D expenditures. Innovative R&D expenses amounted to approximately 28% of gross R&D expenses for 2006, an increase of 62% compared to 2005, mainly attributed to higher expenditures relating to MS, primarily the FORTE study, and to Parkinson’s disease, primarily the ADAGIO study, as well as other pipeline projects, including certain Ivax innovative R&D projects. The balance was dedicated to the development of other products, principally new products for the API division.

Gross research and development expenses and net research and development expenses as a percentage of sales remained practically the same in 2005 relative to 2004.

In 2006, Teva submitted a total of 116 generic files worldwide, including 39 ANDAs to the FDA, 25 abbreviated new drug submissions in Canada and files for 28 new molecules in various Western European markets, as well as 24 submissions in other regions.

As is discussed above, Teva is making significant progress with the ADAGIO trial, a Phase III clinical trial designed to establish Azilect’s® potential effects on modifying the progression of Parkinson’s disease.

Following the signing of an agreement in 2004 with Active Biotech, a Sweden-based, publicly traded biotechnology company, to develop and commercialize laquinimod as an oral treatment for multiple sclerosis, Teva initiated a double-blind, placebo-controlled multicenter Phase IIb clinical study in several European countries, in which the effects of laquinimod are being tested. In September 2006, Teva reported that the trial confirmed efficacy and a favorable safety profile of the oral drug and showed significant reduction in the rate of inflammatory disease activity. Teva is in discussions with regulatory authorities in order to accelerate the clinical program for this product into Phase III. The first Phase III study of laquinimod is scheduled to begin in 2007.

Teva submitted an investigational new drug application to the FDA in 2005 to initiate a clinical trial in the U.S. with laquinimod to assess drug-drug interaction. Teva is currently working with the FDA to resolve various issues raised in connection with this application.

In 2006, Teva also continued to invest in the clinical development of a number of earlier stage innovative products, including treatments for ALS, lupus and various cancers, as well as funding other innovative product opportunities, derived primarily from Israeli research, through a variety of direct investment and joint venture arrangements.

In 2005, Teva increased its research efforts to enhance the development of its generic pipeline. During the course of the year, Teva submitted an additional 38 ANDAs to the FDA and 29 abbreviated new drug submissions in Canada.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses in 2006 amounted to $1,572 million, an increase of 97% over 2005, and as a percentage of sales, SG&A expenses increased from 15.2% for 2005 to 18.7% for 2006. This higher level reflects primarily the inclusion of Ivax with its higher SG&A expense levels, mainly due to its higher proportion of sales of branded products and its operations in branded generic markets, as well as higher selling and marketing costs supporting growing Copaxone® sales and the gradual introduction of Azilect® and increased profit sharing with third parties. Teva believes that SG&A expenditures as a percentage of sales should generally decline as sales continue to increase, although the launch of Azilect®, additional profit-sharing agreements and increased support for Copaxone® could impact this trend going forward.

In 2006, for the first time, Teva started to expense employees’ stock options applying the provisions of FAS 123R. The annual pre-tax charge in 2006 amounted to approximately $48 million, most of which fell under the SG&A line item.

SG&A expenses in 2005 amounted to $799 million, an increase of 15% over 2004, and as a percentage of sales, SG&A expenses increased to 15.2% for 2005 from 14.5% for 2004. These higher SG&A expenses were primarily the result of the profit-sharing agreement with Barr Pharmaceuticals related to the launch of fexofenadine in 2005 described above.

In-Process Research and Development (IPR&D)

IPR&D write-offs in 2006 were primarily attributable to the Ivax acquisition. IPR&D write-offs in 2004 were primarily attributable to the Sicor acquisition.

Litigation Settlement, Impairment and Restructuring Expenses

A litigation settlement charge of $50 million in 2006 reflects the litigation expense portion of a settlement with Pfizer Inc. relating to azithromycin, idarubicin and epirubicin, out of a total settlement cost of $62 million. Teva believes that these litigation settlements benefit both U.S. consumers, by increasing the availability of Teva’s lower cost generic products, and Teva, by removing uncertainty regarding possible litigation risks. Impairment expenses in 2006 amounted to $36 million and $30 million in 2004 mainly related to impairment of product rights for Purinethol®. Restructuring charges in 2006 related to integration activities arising from the Ivax acquisition, but affecting Teva operations.

Financial Expenses (Income)

In 2006, Teva financial expenses amounted to $95 million, compared with $4 million during 2005. The increase in financial expenses is primarily attributable to the Ivax acquisition financing. The annual interest payments and amortization of issuance expenses on the $2.9 billion raised in connection with the acquisition amounted to approximately $110 million.

In 2005, Teva recorded financial expenses of $4 million, compared with financial income of $26 million during 2004. During 2005, higher yields on Teva’s increased cash and investment balances were more than offset by the negative effect of currency erosions and hedging activities. In addition, Teva saved both interest and the amortization of issuance expenses associated with certain debentures that were converted during 2004 and 2005.

In general, income or expenses from hedging activities are partially offset in other line items which enjoy or suffer from the impact of currency movements on the underlying asset. The impact on the financial income/expense line item is, however, noticeable, as this line item is of relatively small magnitude compared to sales, cost of goods and other income statement line items.

Taxes

Provisions for taxes as a percentage of pre-tax income amounted to 22.0% in 2006, compared with 18.0% in 2005 and 44.3% in 2004. The rate of tax fluctuates with the source of taxable income. The increase in the effective tax rate in 2006 is mainly due to the in-process research and development write-off related to the Ivax acquisition, which is not tax-deductible, partially offset by a release of $120 million related to prior years’ tax provisions. The release of provisions is due to closure of tax settlements and the expiration of tax statute of limitations in various jurisdictions.

The statutory Israeli corporate tax rate was 31% in 2006 compared to 34% in 2005 and 35% in 2004. It is scheduled to further decrease to 29% in 2007, 27% in 2008, 26% in 2009 and 25% from 2010 and onwards. However, this is expected to have a relatively small impact as, historically, Teva’s effective consolidated tax rates have been considerably lower, since a major portion of Teva’s income in Israel is derived from “approved enterprises” (as more fully described in “Item 10—Israeli Taxation” below) and from certain operations outside of Israel, which represent an increasingly larger portion of Teva’s consolidated taxable income, where Teva has enjoyed lower tax rates. The lower tax rate in 2006 and 2005 reflects profits derived from lower tax rate sources, including profits from products introduced into the U.S. market that originated from an Israeli source, such as Copaxone® and certain API sales.

Most of Teva’s investments in Israel were granted approved enterprise status, which confers certain tax benefits. These benefits include a long-term tax exemption for undistributed income generated by such projects, and lower rates of tax on dividends distributed from other projects, the source of which is approved enterprise income, for the periods set forth in the law, as described in “Item 10—Israeli Taxation.”

The most recent example of such an approved enterprise is Teva’s new state-of-the-art pharmaceutical production facility in Jerusalem, which benefits from a ten-year tax exemption for undistributed income generated at such facility starting in 2007. This new facility has the capacity, when fully operational, to produce up to eight billion tablets annually and has the potential for expansion to twelve billion tablets. In early 2007, this new high-volume production plant was approved by the FDA for the production of products destined to the U.S. and has now begun producing products for the U.S. market.

Going forward, the effective tax rate is expected to fluctuate as a result of various factors, including statute of limitations, settlements and the constant changes in the products and geographical mix of our sales, as well as the effect of any mergers and acquisitions.

Net Income and Earnings Per Share

Net income in 2006 amounted to $546 million, a decrease of 49% over 2005, mainly due to the Ivax purchase accounting write-offs, including $1,277 million related to a write-off of in-process R&D and $95 million in a step-up of Ivax’s inventory at its acquisition date. Diluted earnings per share reached $0.69 in 2006, a decrease of 57% over diluted earnings per share in 2005. Net income totaled $1,072 million in 2005, as compared with $332 million in 2004, and diluted earnings per share amounted to $1.59 and $0.50 in 2005 and 2004, respectively. The main factor for the lower 2004 results is the purchase accounting write-offs relating to the 2004 Sicor acquisition.

During 2006, Teva spent $234 million to repurchase 7.3 million of its shares at an average price of $31.80 per share and $4 million of its 1.75% convertible debentures due 2026, pursuant to an authorization in November 2006 by its board of directors to repurchase Teva securities in an amount valued at up to $600 million. During 2005, Teva spent $379 million to repurchase 12.7 million of its shares at an average price of $29.91 per share, pursuant to an authorization by its board of directors to repurchase Teva securities in an amount valued at up to $300 million, which was increased to $600 million in December 2004, as well as pursuant to a previous $50 million repurchase authorization. During 2004, Teva spent $188 million to repurchase 6.9 million of its shares and $25 million of convertible debentures due 2024 under this plan.

The share count used for the fully diluted calculation for 2006, 2005 and 2004 amounted to 805 million, 681 million and 688 million shares, respectively. The significantly higher level of outstanding shares for 2006 results from the issuance of shares in connection with the Ivax acquisition as well as exercised employee options less shares repurchased under Teva’s share repurchase program. This purchase of securities had only a marginal effect on the 2006 share count since the program was initiated in November 2006 (decreasing total outstanding shares on a fully diluted basis by 0.6 million shares). The slight decrease in share count from 2004 to 2005 represents the repurchase program that took place in late 2004 and early 2005.

During 2006, $182 million of the $450 million of 0.375% Convertible Senior Debentures due 2022 were converted following the conversion of approximately $200 million of these debentures during 2005, particularly in the fourth quarter.

In August 2004, as a result of a call for their redemption, $360 million of 0.75% Convertible Senior Debentures due 2021 were converted into approximately 17 million shares.

In connection with the acquisition of Ivax, approximately 123 million additional Teva shares were issued in January 2006. In addition, Teva used $1.7 billion of its existing cash resources, together with a total of $2.9 billion in proceeds from bridging facilities, to pay the cash portion of the purchase price for the acquisition of Ivax. These bridging facilities were promptly refinanced as further described below. As part of the acquisition, substantially all of Ivax’s employee stock options became fully vested in accordance with the terms of the applicable option plans and, in accordance with the merger agreement with Ivax, became exercisable for an aggregate of approximately 16 million Teva shares.

The bridge loans for the Ivax acquisition were promptly refinanced through public offerings of debt securities of two Teva finance subsidiaries, who issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036, $500 million principal amount of 5.55% Senior Notes due 2016, $817.5 million principal amount of 1.75% Convertible Senior Debentures due 2026 and $575 million principal amount of 0.25% Convertible Senior Debentures due 2026. Holders of the 0.25% Convertible Senior Debentures due 2026 have the right to cause Teva to repurchase their debentures for 100% of the principal amount, plus accrued interest, in cash on February 1, 2008; holders of the 1.75% Convertible Senior Debentures due 2026 have a similar repurchase right on February 1, 2011. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be paid in cash and, in the case of conversion, only the residual conversion value above the principal will be paid in Teva shares. Therefore, these convertible debentures will become dilutive only if the stock price exceeds the conversion price of $47.16 per share. The $817.5 million of 1.75% Convertible Senior Debentures due 2026 are convertible into approximately 16 million Teva shares.

Supplemental As Adjusted Income Data

The table on the following page presents supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after taking into account the following items, the exclusion of which management believes facilitates the reader’s understanding of the trends in the Company’s underlying business:

In 2006:

•	$1,295 million related to a write-off of in-process R&D, primarily in connection with the acquisition of Ivax;

•

$172 million of income resulting from a release of prior years’ tax provisions due to closure of tax settlements and the expiration of tax statutes of limitations in various jurisdictions and the tax benefit on certain of the below items;

•	$95 million in a step-up of Ivax’s inventory at its acquisition date;

•	$50 million in legal expenses portion relating to an overall $62 million settlement with Pfizer Inc. regarding idarubicin, azithromycin and epirubicin;

•

$36 million of impairment charges, reflecting primarily further impairment of product rights for Purinethol® as a result of the increased generic competition for this product. Purinethol® product rights were originally obtained in 2003 as part of a litigation settlement with GlaxoSmithKline;

•	$10 million of restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations; and

•	$7 million, reflecting a write-off of in-process R&D recorded under “Share in profits (losses) of associated companies”.

In 2004:

•	$597 million related to a write-off of in-process R&D, primarily in connection with the acquisition of Sicor;

•	$30 million of impairment of product rights for Purinethol® as a result of the increased generic competition for this product

•	$14 million pre-tax in a step-up of Sicor’s inventory at its acquisition date; and

•	the tax benefit on some of the foregoing items.

The data so presented — after these exclusions — are the results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. For example, the Company annually prepares detailed “work plans” for the next three succeeding fiscal years. These are the work plans used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in the “as adjusted” presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board on the Company’s performance, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the “as adjusted” approach reflected in the table below. Moreover, while there are certainly always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same “as adjusted” presentation as is set forth below.

In arriving at its “as adjusted” presentation, Teva has in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurrent impact on the income statement or which, in the judgment of Teva’s management, are items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of in-process R&D, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate Teva’s operations on a global basis; material litigation awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

As adjusted data are non-GAAP financial measures and should not be considered replacements for GAAP results. Teva provides such non-GAAP data on an adjusted basis because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses the performance of the Company. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of the Company’s results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of the Company’s performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental as adjusted income data:

	Year Ended December 31,			Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2006	2005	2004	2006	2005	2004	2006- 2005	2005- 2004
	U.S. dollars and shares in millions			%	%	%	%	%
	(except per share amounts)
Net sales	8,408	5,250	4,799	100.0	100.0	100.0	60.2	9.4
Gross profit	4,354	2,480	2,253	51.8	47.2	46.9	75.6	10.1
Income before income taxes	2,192	1,308	1,245	26.1	24.9	25.9	67.6	5.1
Provision for income taxes	327	236	275	3.9	4.5	5.7	38.6	(13.9)
Effective tax rate	15%	18%	22%
Net income	1,867	1,072	965	22.2	20.4	20.1	73.9	11.2
Fully-diluted earnings per share	2.30	1.59	1.42
Weighted average number of shares	822	681	688

The below table provides a reconciliation of our U.S. GAAP reported results and these supplemental as adjusted data:

	Year Ended December 31,
	2006	2005	2004
	U.S. dollars in millions (except per share amounts)
Reported net income	546	1,072	332
Purchase accounting adjustments:
Acquisition of in process R&D (included in “Income before income taxes”)	1,277		584
Inventory step-up (included in “Gross profit”)	95		14
Impairment and restructuring expenses (included in “Income before income taxes”)	46		30
Acquisition of in process R&D – other (include in “Income before income taxes”)	25		13
Litigation settlement (included in “Income before income taxes”)	50
Release of prior years’ income tax provisions and tax applicable to the above items (included in “Provision for income taxes”)	(172)		(8)

Adjusted net income	$1,867	$1,072	$965

Diluted earnings per share:
Reported ($)	0.69	1.59	0.50
Adjusted ($)	2.30	1.59	1.42

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. Dollars, changes in the rate of exchange between the U.S. Dollar and the local currencies in the markets in which Teva operates—mainly the NIS, Euro, Canadian Dollar, Pound Sterling, Hungarian Forint, Swiss Franc, the Russian Ruble and the Czech Republic Koruna-affect Teva’s results. During 2006, the movements of the main European currencies relevant to Teva, relative to the U.S. Dollar, have been less significant than in previous years. The Hungarian Forint devalued against the dollar by 5%, the Canadian dollar revalued against the dollar by 7% and the Euro, Pound Sterling as well as the NIS remained all relatively stable (when average compared to average).

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

Revenue Recognition and Sales Reserves and Allowances

Revenue is recognized generally when title and risk of loss for the products is transferred to the customer. Provisions for sales reserves and allowances are established concurrently with the recognition of revenue. Accordingly, and in compliance with EITF 01-9, reported net sales is presented net of those deductions. These provisions primarily relate to sales of pharmaceutical products in the North American marketplace, principally the United States. The following briefly describes the nature of each deduction and how provisions are estimated in Teva’s financial statements.

Provisions for chargebacks, returns, rebates, other promotional items and price protection provisions are included in “Accounts payable and accruals” under the heading of current liabilities in Teva’s balance sheets included in the accompanying financial statements. Prompt pay discount provisions are netted against “Accounts receivable—trade.” Teva adjusts these provisions in the event that it appears that the actual amounts may differ from the estimated provisions.

Chargebacks. Teva has arrangements with various third parties, such as managed care organizations and drug store chains, establishing prices for certain of its products. While these arrangements are made between Teva and the customers, the customers independently select a wholesaler from which they purchase the products. Alternatively, certain wholesalers may enter into agreements with the customers, with the concurrence of Teva, that establish the pricing for certain products which the wholesalers provide. Under either arrangement, Teva will issue a credit (referred to as a “chargeback”) to the wholesaler for the difference between the invoice price to the wholesaler and the customer’s contract price.

Provisions for chargebacks are the largest component of Teva’s revenue recognition process, involving estimates of contract prices across in excess of 1,000 products and multiple contracts with multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion with an increase or decrease in sales.

Provisions for estimating chargebacks are calculated using historical chargeback experience, or expected chargeback levels for new products. Chargeback provisions are compared to externally obtained distribution channel reports for reasonableness. Teva regularly monitors the provision for chargebacks and makes adjustments when it believes actual chargebacks may differ from estimated provisions. In addition, Teva considers current and expected price competition when evaluating the provision for chargebacks.

Returns. Under certain conditions, the customer is able to return its purchases to Teva. Teva records a reserve for estimated sales returns in accordance with the provision of FAS 48, “Revenue Recognition When Right of Return Exists.” The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2006 were generally between 22-25 months from the date of sale. Additionally, Teva considers specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

Shelf Stock Adjustments. The custom in the pharmaceutical industry is generally to grant customers a shelf stock adjustment based on the customers’ existing inventory contemporaneously with decreases in the market price of the related product. The most significant of these relate to products for which an exclusive or semi-exclusive period exists. Provisions for price reductions depend on future events, including price competition, new competitive launches and the level of customer inventories at the time of the price decline. Teva regularly monitors the competitive factors that influence the pricing of its products and customer inventory levels and adjusts these estimates where appropriate.

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

Other Promotional Arrangements. Other promotional or incentive arrangements are periodically offered to customers specifically related to the launch of products or other targeted promotions. Provisions are made or expenses recorded in the period for which the customer earns the incentive in accordance with the contractual terms.

Prompt Pay Discounts. Prompt pay discounts are offered to most customers to encourage timely payment. Discounts are estimated at the time of invoice based on historical discounts in relation to sales. Prompt pay discounts are almost always utilized by customers. As a result, the actual discounts do not vary significantly from the estimated amount.

Sales reserves and allowances for third-party sales of pharmaceutical products to U.S. customers at December 31, 2006 and 2005 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 90% of Teva’s total sales reserves and allowances as of December 31, 2006, with the balance primarily in Canada and the U.K.

	Accounts Payable and Accrued Expenses
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Other Sales Reserves and Allowances	Total
	(U.S. dollars in thousands)
Balance at December 31, 2004	$27,241	$306,059	$120,647	$105,470	$559,417
Provisions related to sales made in current year period	83,768	1,250,416	87,629	547,120	1,968,934
Provisions related to sales made in prior periods	—	6,387	—	2,091	8,478
Credits and payments	(78,192)	(1,242,454)	(72,818)	(455,782)	(1,849,246)

Balance at December 31, 2005	$32,817	$320,409	$135,458	$198,900	$687,584

Acquisition of Ivax	15,756	84,367	50,603	112,797	263,522
Provisions related to sales made in current year period	145,874	2,329,147	127,715	1,043,771	3,646,506
Provisions related to sales made in prior periods			42,086	(6,761)	35,325
Credits and payments	(113,318)	(1,973,971)	(143,847)	(888,439)	(3,139,574)

Balance at December 31, 2006	$61,129	$759,951	$212,015	$460,268	$1,493,363

Reserves for the year ended December 31, 2006 increased by approximately $806 million. The increase was primarily a result of the acquisition of Ivax and significant new launches in 2006. The chargeback reserve for the year ended December 31, 2006 increased by approximately $440 million over the December 31, 2005 reserve. Since chargeback reserves are calculated on a product and customer basis, changes may not appear to be directly reflective of the overall change in net sales due to a change in any one variable. Returns reserves as of December 31, 2006 increased by approximately $77 million over the reserve as of December 31, 2005 primarily due to an increase in the estimated lag period between period of sale and actual return. Reserves for returns are estimated by analyzing past returns rates, taking into consideration current product sales levels and customer mix. The primary contributor to the increase in Other Sales Reserves and Allowances was an increase in price protection related to the significant launches with exclusivity, the acquisition of Ivax and a proportionate increase due to the increase in sales. Rebates as a percentage of gross sales did not vary significantly for the years ended December 31, 2006 or 2005.

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

Valuation of Intangible Assets, Marketable Securities and Long-Lived Assets

Intangible assets

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Pursuant to FAS 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but rather is tested annually for impairment.

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

Teva evaluates the recoverability and measures the possible impairment of its goodwill under FAS 142. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Teva’s estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of its business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, Teva compares, on an operating unit level, its estimate of fair value for such operating unit to the book value of the operating unit. If the book value of any of the operating units is greater than the estimate of its fair value, Teva would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. The implied fair value is determined by allocating the fair value of the operating unit to all of the assets and liabilities of that unit as if the operating unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the operating unit. The excess of the fair value of the operating unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the operating unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

Teva has selected December 31 as the date on which it performs its annual impairment test for goodwill and other indefinite life intangible assets.

Marketable securities:

Marketable securities primarily consist of equity investments and debt securities classified as available-for-sale securities which are carried at market value, with unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive income (loss). If it is determined, based on valuations, that a decline in the fair value of any of the investments is other than temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses. Interest, premium and discount amortization and dividends on securities are also included in the statement of income as part of financial income (expense), net.

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

Recent Accounting Pronouncements

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109.” This financial interpretation clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. As applicable to Teva, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. Teva is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This financial accounting standard establishes a framework for measuring fair value and expands related disclosure requirements. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In September 2006, the FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FAS 87, 88, 106 and 132(R)”. This financial accounting standard requires an employer to recognize the over-funded or under-funded status of a defined benefit pension and other postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. Teva had adopted this statement prospectively from December 31, 2006. The effect on adoption was to increase the employee-related obligations by $28 million and decrease accumulated other comprehensive income by $26 million.

Liquidity and Capital Resources

On December 31, 2006, Teva’s working capital was $3.6 billion, compared to $3.25 billion at December 31, 2005. Cash, cash equivalents and short- and long-term investments increased by $69 million, reflecting the cash generated during the year as well as the liquidation of certain long-term investments in anticipation of the acquisition of Ivax, offset by the cash used for the acquisition of Ivax. Accounts receivables increased by $1.15 billion, representing mainly the inclusion of the Ivax business into Teva’s business. Inventories increased by $765 million, in large part due to the Ivax acquisition. Total current liabilities increased by $1.81 billion, reflecting an increase in short-term credit of $367 million and an increase in accounts payable and accruals of $1.44 billion.

During 2006, days sales in inventory, which began the year at approximately 142 days, increased to 145 days at the end of 2006. The “days sales outstanding” (“DSO”) decreased to 58 days in December 2006 compared with 62 days as of

December 31, 2005. The DSO calculation is made on a net basis after netting out provisions for “sales reserves and allowances,” presented in Teva’s consolidated balance sheet in “Accounts payable and accruals,” from account receivables in the amount of $1.56 billion for December 2006 and $733 million for December 2005. A net DSO calculation is presented in order to facilitate a more meaningful comparison with similar calculations by Teva’s peers. The account payables days increased from 41 days to 45 days.

Cash generated by operations for 2006 amounted to $2.06 billion, as compared with $1.37 billion in 2005. Investment in fixed assets in 2006 amounted to $390 million, an increase of 26%, compared to $310 million in the previous year. Depreciation in 2006 and 2005 represented 58% and 51% of the total investment in fixed assets respectively.

Among the more significant capital expenditures during 2006 were further investments in Teva’s new state-of-the-art pharmaceutical facility in Jerusalem, Teva’s expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary and the deployment of modernized information systems, including Teva North America’s new enterprise resource planning system.

During 2006, Teva paid $230 million in dividends on its shares, compared to $162 million in 2005.

Free cash flow (cash flow from operations net of capital investments and dividends paid) amounted to $1,463 million in 2006, compared to $901 million in 2005.

During 2006, the Company spent $234 million to repurchase approximately 7.3 million Teva shares. In 2005, Teva spent $379 million to repurchase 12.7 million shares.

In addition to Teva’s financing obligations as reflected by short-term debt and long-term loans, debentures and convertible debentures, its major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

Teva is committed to pay royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment.

Teva has also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% to 3.5% of sales relating to certain products the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, Teva is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect to royalties to the Government as of December 31, 2006 amounts to $30 million.

Teva has agreed to invest in certain venture capital funds in Israel and to participate in the funding of research and development conducted by other companies. As of December 31, 2006, Teva’s remaining commitment is $25 million, a major portion of which are milestone payments.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, Teva is required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. As of December 31, 2006, Teva is not aware of any material pending infringement action that may result in the counterparties to these agreements claiming such indemnification.

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

Teva continues to review additional opportunities to acquire companies in the pharmaceutical and API industries and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, they may require Teva to draw upon credit lines available to Teva from financial institutions, or may involve raising additional funds from debt or equity markets.

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

In connection with the acquisition of Ivax, approximately 123 million additional Teva ADRs were issued in January 2006. In addition, Teva used $1.7 billion of its existing cash resources, together with a total of $2.8 billion in proceeds from bridging facilities, to pay the cash portion of the purchase price for the acquisition of Ivax. These bridge loans were promptly refinanced through public offerings of debt securities of two Teva finance subsidiaries, who issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036, $500 million principal amount of 5.55% Senior Notes due 2016, $817.5 million principal amount of 1.75% Convertible Senior Debentures due 2026 and $575 million principal amount of 0.25% Convertible Senior Debentures due 2026. Holders of the 0.25% Convertible Senior Debentures due 2026 have the right to cause Teva to repurchase their debentures for 100% of the principal amount, plus accrued interest, in cash on February 1, 2008; holders of the 1.75% Convertible Senior Debentures due 2026 have a similar repurchase right on February 1, 2011. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be paid in cash and, in the case of conversion, only the residual conversion value above the principal will be paid in Teva’s shares. Therefore, these convertible debentures will become dilutive only if the stock price exceeds the conversion price of approximately $47.16 per share. The $817.5 million of 1.75% Convertible Senior Debentures due 2026 are convertible into approximately 16 million Teva shares. In addition, in connection with the Ivax acquisition, Teva guaranteed the $231.1 million principal amount outstanding of Ivax’s 4.5% Convertible Senior Subordinated Notes due 2008, which, as a result of the acquisition, are now convertible into an aggregate of approximately $93.8 million in cash and 3.1 million Teva ADRs.

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

Off-Balance Sheet Arrangements

Teva does not have any material off-balance sheet arrangements, as defined in Item 5.E of the instructions to Form 20-F.

Aggregate Contractual Obligations

The following table summarizes Teva’s contractual obligations and commitments as of December 31, 2006:

	Payment due by period
	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
	(U.S. dollars in millions)
Long-term debt obligations, including estimated interest	7,116	456	*	1,554	**	1,983	***	3,123	****
Operating lease obligations	187	39		68		42		38
Purchase obligations (including purchase orders)	726	606		120		—		—

Total	8,029	1,101		1,742		2,025		3,161

*	Includes $63 million of 0.375% Convertible Senior Debentures due 2022, with a first redemption date of November 18, 2007, and $230 million of 4.5% Convertible Senior Subordinated Notes due 2008, which are currently redeemable.
**	Includes $450 million of 0.5% Convertible Senior Debentures due 2024, with a first redemption date of August 1, 2008, and $575 million of 0.25% Convertible Senior Debentures due 2026, with a first redemption date of February 1, 2008.
***	Includes $619.5 million of 0.25% Convertible Senior Debentures due 2024, with a first redemption date of February 1, 2010 and $813.5 million of 1.75% Convertible Senior Debentures due 2026, with a first redemption date of February 1, 2011.
****	Includes $500 million of 5.55% Senior Notes due 2016 and $1 billion of 6.15% Senior Notes due 2036.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information as to the executive officers and directors of Teva as of January 10, 2007:

Executive Officers

Name	Age	Officer Since	Position
Israel Makov*	67	1995	President and Chief Executive Officer
Shlomo Yanai*	54	—	President and Chief Executive Officer Designate

George S. Barrett	51	1999	Group Vice President—North America and President and CEO—Teva North America
Amir Elstein	51	2005	Group Vice President— Global Specialty Pharmaceutical Products
Chaim Hurvitz (1)	46	1995	Group Vice President International
Dr. Itzhak Krinsky	54	2005	Corporate Vice President—Business Development
Moshe Manor	51	1995	Group Vice President—Global Innovative Resources
Dr. Gerard Van Odijk	49	2006	Group Vice President—Europe and President and CEO—Teva Pharmaceuticals Europe B.V.
Eli Shohet	50	1999	Vice President CEE and Chief Integration Officer (Ivax)
Bruria Sofrin	52	2004	Corporate Vice President—Human Resources
Dan S. Suesskind	63	1978	Chief Financial Officer
Dr. Ben-Zion Weiner	62	1986	Chief R&D Officer
Jacob Winter	56	1991	Group Vice President—Global Generic Resources
Aharon Yaari	55	2002	Group Vice President—Global API Division

Yehuda Arad	60	2003	Vice President—Safety and Environment
Dr. Shmuel Ben-Zvi	47	2004	Vice President—Planning, Economics & IT
Doron Blachar	39	2005	Vice President—Finance
Rodney Kasan	65	1999	Vice President and Chief Technology Officer
William S. Marth	52	2005	President & CEO—Teva Pharmaceuticals USA, Inc.
Michael Netz	45	2002	Vice President—Global Innovative Products Division
Dr. Shosh Neumann	51	2006	Vice President—Product Portfolio Management
Christopher Pelloni	56	2002	Vice President—Global Generic R&D
Dr. Irit Pinchasi	55	2002	Vice President—Global Innovative R&D
Dr. David Reisman	60	1999	Vice President—Israel Pharmaceutical Operations
Dr. Aharon Schwartz	65	1985	Vice President—Strategic Business Planning and New Ventures
Judith Vardi	48	2006	Vice President—Israel Pharmaceutical Sales

Ron Grupel	56	1993	Internal Auditor
Uzi Karniel	64	1979	General Counsel and Corporate Secretary

*	On March 1, 2007, Mr. Makov is scheduled to step down as President and Chief Executive Officer, and Mr. Yanai is scheduled to assume the office of President and Chief Executive Officer.

Directors

Name	Age	Director Since	Term Ends
Eli Hurvitz—Chairman (l)(2)	74	1968	2008
Dr. Phillip Frost—Vice Chairman	70	2006	2009
Roger Abravanel	61	2007	2009
Ruth Cheshin (2)	70	1989	2008
Abraham E. Cohen	69	1992	2007
Leslie Dan	77	2001	2007
Prof. Meir Heth	74	1977	2007
Prof. Moshe Many	78	1987	2007
Dr. Leora (Rubin) Meridor (3)	59	2002	2008
Dr. Max Reis	79	2001	2008
Prof. Michael Sela	83	1987	2008
Dov Shafir	75	1969	2007
Prof. Gabriela Shalev (3)	65	2003	2009
David Shamir	46	2004	2009
Harold Snyder	84	1996	2008

(1)	Eli Hurvitz is the father of Chaim Hurvitz, Teva’s Group Vice President International.
(2)	Ruth Cheshin and Eli Hurvitz are sister and brother-in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

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

Shlomo Yanai has recently joined Teva and will assume the office of President and Chief Executive Officer on March 1, 2007. Prior to joining Teva, Mr. Yanai served as President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. since May 2003. Before joining Makhteshim-Agan, Mr. Yanai served for 32 years with the Israel Defense Forces (the “IDF”), where he achieved the rank of Major General, the highest rank below Chief of Staff, and successively held two of the most senior positions within the IDF: Commanding Officer of the Southern Command and then Head of the Division of Strategic Planning of the IDF. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. Mr. Yanai is a board member of Bank Leumi Le-Israel Ltd. and Lycord Natural Products Industries (a wholly owned subsidiary of Makhteshim-Agan). He is a member of the International Advisory Board of the M.B.A. program of Ben-Gurion University, and an honorary member of the Board of the University’s Institute for Policy and Strategy of the Interdisciplinary Center. Mr. Yanai has received numerous awards, among them the Israel Defense Forces Distinguished Service Medal in 1973, the Max Perlman Award for Excellence in Global Business Management in 2005 and the Dun & Bradstreet Leadership Excellence Award in 2006. Mr. Yanai received a B.A. in political science and economics from Tel Aviv University, an M.P.A. in national resources management from George Washington University, and is a graduate of the Advanced Management Program of the Harvard Business School.

George S. Barrett has served as Group Vice President—North America and President and Chief Executive Officer of Teva North America since January 2005. In January 2006, Mr. Barrett joined the Office of the CEO. Mr. Barrett previously served as President and Chief Executive Officer of Teva USA from 1999 to 2004. Prior to his joining Teva in 1999, Mr. Barrett served as CEO of Diad Research, a technology start-up. From 1990-1997, Mr. Barrett was with Alpharma Inc., most recently serving as President of the U.S. Pharmaceutical Group. From 1981 to 1991, Mr. Barrett held various positions within NMC Laboratories, serving as President from 1988 through its acquisition by Alpharma. Mr. Barrett was a Chairman for the Generic Pharmaceutical Association (GPhA) and is also a Director of The American Foundation for Pharmaceutical Education (AFPE). Mr. Barrett received his Bachelor’s Degree from Brown University in 1977 and his M.B.A. from New York University in 1988.

Amir Elstein has served as Teva’s Group Vice President—Global Specialty Pharmaceutical Products since January 2006. In January 2006, Mr. Elstein joined the Office of the CEO and assumed responsibility for overseeing the generics global supply chain. Mr. Elstein served as Teva’s Group Vice President—Biogenerics from January 2005 to January 2006 and as a director of Teva from 1995 to 2004. He was the General Manager of Intel Electronics Ltd., Jerusalem from 1998 to 2004. He received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, he received his diploma of Senior Business Management from the Hebrew University.

Chaim Hurvitz has served as Group Vice President International since April 2002. He served as President and CEO of Teva Pharmaceuticals Europe between 2001-2002 and as Vice President—Israeli Pharmaceutical Sales from May 1999 until April 2002. He served as President and CEO of Teva Pharmaceuticals Europe, B.V. and Vice President—European Pharmaceutical Sales from 1995 to 1999. From 1993 to 1995, he served as the General Manager of Teva’s European Office in The Netherlands and from 1991 to 1992 as the head of the pharmaceutical and OTC departments of Abic Ltd., a Teva subsidiary. He received his B.A. in political science and economics from Tel Aviv University in 1985.

Dr. Itzhak Krinsky joined Teva as Corporate Vice President for Business Development in May 2005. Prior to joining Teva, Dr. Krinsky was a managing director with The Silverfern Group, Inc. from January 2003 until February 2005 and until joining Teva, he was also a managing director with Trenwith Securities, LLC, both investment banking boutiques in New York City. From July 2001 until December 2002, Dr. Krinsky was a managing director of I. Krinsky, Financial & Investment Consulting in New York City and from January 1998 until May 2001 a senior strategist with the Investment Banking Research and Strategy Group of Bankers Trust (the predecessor of Deutsche Bank Securities) and later a managing director in the Acquisition and Corporate Advisory Group of Deutsche Bank Securities in New York City. Dr. Krinsky’s academic career includes a position as Professor of Finance & Business Economics, Michael G. DeGroote School of Business, McMaster University, Ontario, Canada and as a visiting professor in the Institute for International Studies and Training of Japan, Kamiide, Japan, Nankai University, Tianjin, The Peoples Republic of China and the Leonard N. Stern School of Business at New York University, as well as extensive publications in leading academic journals. Dr. Krinsky serves as Chairman of the Board of Ivax Diagnostics, Inc., a public company that is 72% owned by Teva, and is a member of the board of Can-fite Biopharma Ltd. He served as a board member of Advanced Vision Technology (A.V.T.) Ltd. from 2005 to 2007. He received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

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

Dr. Gerard W.M. Van Odijk joined Teva as Group Vice President—Europe and President and CEO of Teva Pharmaceutical Europe B.V. in January 2006. Over the previous 18 years, he held a variety of senior positions in Europe at Glaxo, GlaxoWellcome and GlaxoSmithKline and served in commercial and General Management positions in France, the United Kingdom and The Netherlands. Prior to joining Teva, Dr. Van Odijk was Senior Vice President and Area Director of GlaxoSmithKline Northern Europe. He received his M.D. from the State University of Utrecht in 1987.

Eli Shohet has been with Teva since 1986. Since January 2006, Mr. Shohet has served as Vice President of the Central and Eastern Europe Region (CEE), which is part of the International Cluster. In addition, Mr. Shohet has joined the Office of the CEO, assuming the role of Chief Integration Officer (Ivax). From 1999 until 2006, he served as Vice President of Business Development. He previously served as Chief Economist and assistant to Teva’s CEO from 1989 to 1993, president of Plantex USA from 1993 to 1996 and director of Business Development for Teva’s API division from 1996 to 1999. He received his B.A. in economics from Bar-Ilan University in 1986.

Bruria Sofrin joined Teva in August 2004 as Corporate Vice President—Human Resources. Prior to joining Teva, Ms. Sofrin held senior positions as Director of Human Resources at Hewlett-Packard in Europe and in Israel. Prior to joining Hewlett-Packard in 1984, Ms. Sofrin served as Director of Human Resources at National Semiconductor in Israel for three years. Ms. Sofrin received her B.A. in psychology and studied for an M.A. in social and industrial psychology at Bar Ilan University.

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

Dr. Ben-Zion Weiner has been with Teva since 1975. In January 2006, Dr. Weiner joined the Office of the CEO and assumed the role of Chief R&D Officer. Dr. Weiner served as Group Vice President—Global Products from April 2002 until January 2006. Previously, he served as Vice President—Research and Development from 1986 to 2002. Dr. Weiner serves as a director of XTL Biopharmaceuticals Ltd. In 1975, he received a Ph.D. in chemistry from the Hebrew University, where he also earned B.Sc. and M.Sc. degrees. He conducted his post-doctorate research at Schering-Plough Corporation in the United States. He was granted the Rothschild Prize for Innovation/Export two times, in 1989 for the development of Alpha D3 for dialysis and osteoporosis patients and in 1999 for the development of Copaxone® for multiple sclerosis.

Jacob Winter has been with Teva since 1986 and has served as Group Vice President—Global Generic Resources since January 2006. From March 1999 until January 2006, he served as Vice President—Global Pharmaceutical Operations. Previously, he served as Vice President/Manager of the Israeli Pharmaceutical Operations Division from 1991 through 1998. He served as the Manager of Teva’s Jerusalem pharmaceutical plants from 1986 through 1991. He received his B.Sc. in industrial engineering and management from Tel Aviv University in 1976.

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

Dr. Shmuel (Muli) Ben-Zvi has been Teva’s Vice President—Planning, Economics & IT since October 2004. Prior to joining Teva, Dr. Ben-Zvi served as the Financial Advisor to the Chief of Staff of the IDF and as the Head of the Budget Department of the Israel Ministry of Defense from 2000 until 2004, and prior to 2000 held several senior positions in the Budget Department of the Ministry of Defense. In 1986, Dr. Ben-Zvi received a Ph.D in economics from Tel Aviv University, where he also received his M.A degree in 1982 and B.A. degree in 1981. Dr. Ben-Zvi did post-doctorate work at the Massachusetts Institute of Technology.

Doron Blachar has been Teva’s Vice President—Finance since February 2005. Mr. Blachar previously held several senior financial positions at Amdocs Limited from 1998 to 2005, the last as Vice President Finance. He was responsible for the Amdocs financial organization and was involved in Amdocs’ convertible debt offering, merger and acquisition activities and various other financial operations. Mr. Blachar is a Certified Public Accountant (Isr). He received his B.A. in accounting and economics in 1992 and his M.B.A. in 1996 from Tel Aviv University.

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

William S. Marth serves as President and Chief Executive Officer of Teva USA, a position he has held since January 2005. He previously served as Executive Vice President of Teva USA from January 2002 to January 2005. From July 1999 to January 2002, he served as Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he served in various positions with the Apothecon division of Bristol-Myers Squibb. Mr. Marth received his B.Sc. in pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management in Chicago, Illinois. Mr. Marth serves on various boards and committees, including the executive committee of the Generic Pharmaceutical Association.

Michael Netz has been with Teva since 1989 and has been Vice President—Global Innovative Products Division since January 2006. Prior to that, he served as Vice President—Israel Pharmaceutical Sales from 2002 until January 2006, as General Manager of the Teva-Abic Pharma Israeli Division from 1998 to 2002 and Branded Generic Business Unit Manager in Israel from 1993 to 1998. He received his B.A. in economics and business administration in 1989 and his M.B.A. in marketing and international management in 1993 from Tel Aviv University.

Dr. Shosh Neumann has been with Teva since March 1988. Dr. Neumann has served as Vice President—Product Portfolio Management since January 2006. Previously, she was executive director of Israel Generic Research and Development from July 2000 to January 2006, served in various management positions in Quality Assurance from 1995 to 2000 and as manager in Research and Development from 1988 to 1995. Dr. Neumann received her Ph.D. in chemistry from the Hebrew University in 1985, where she also earned her B.Sc. degree in 1978 and M.Sc. degree in 1981.

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

Dr. Irit Pinchasi has been with Teva since 1986, serving in different positions within the Global Innovative Research and Development Division, and has served as Vice President for the Global Innovative R&D Division since May 2002. Dr. Pinchasi received her Ph.D. in neurobiochemistry from Tel Aviv University in 1984, where she also earned her B.Sc. degree in 1974 and M.Sc. degree in 1976. She did her post-doctorate research at the Weizmann Institute of Science, Rehovot, Israel.

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

Judith Vardi has been with Teva since 1985. Ms. Vardi has served as Vice President—Israel Pharmaceutical Sales since January 2006. She served as the General Manager for the Prescription Medicines and Health Fund Division in Teva Israel from November 2002 to 2005. From 1994 to 2002, Ms. Vardi held various positions within the Global Products Division, and from 1990 to 1994, she served as the General Manager of Farmaquim Ltd., a subsidiary of Teva in Latin America. She received her B.A. in statistics and M.B.A. from Tel Aviv University in 1983 and 1987, respectively.

Ron Grupel has been the Internal Auditor of Teva since 1993. He received his B.A. in economics and accounting in 1975 and his M.B.A. in 1979 from Tel Aviv University.

Uzi Karniel has served as the General Counsel of Teva since 1971 and as Teva’s Corporate Secretary since 1978. He received his L.L.B. from the Hebrew University in 1969. He is a member of the Executive Committee of the Israeli Association of Publicly Traded Companies.

Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years and recently completed over forty years of employment at Teva. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of Neuro Survival Technologies Ltd. (a private company), Chairman of the Board of Pontifax Management (G.P) Ltd., Chairman of the Board of Orthodontix, Inc. and Protalix Ltd. and also a director of Vishay Intertechnology Inc. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He served as Chairman of the Board of Bank Leumi Le-Israel Ltd. (1986 – 1987). He was a director of Koor Industries Ltd. from 1997 through 2004 and a member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University from 2002 through 2005. He received his B.A. in economics and business administration from the Hebrew University in 1957. Eli Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law.

Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since the completion of the Ivax acquisition in January 2006 and as Chief Executive Officer of Ivax from 1987 until 2006. He also served as Chairman of the Board of Ivax from 1987 until January 2006 and as President of Ivax from 1991 until 1995. Dr. Frost is a director of Northrop Grumman Corporation, Continucare Corporation, Cellular Technical Services Company, Inc., Orthodontix, Inc. and Ladenburg Thalmann Financial Services Inc. He is a life member, and former Chairman, of the Board of Trustees of the University of Miami, co-Vice Chairman of the Board of Governors of the American Stock Exchange, a member of the Board of Trustees of The Scripps Research Institute and a member of the Board of Regents of the Smithsonian Institution. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel joined Teva’s Board in January 2007, following a distinguished career in business consulting at McKinsey & Company. Mr. Abravanel joined McKinsey in 1972 and served as a Principal since 1979, a Director since 1984 and held many leadership positions in industry practice groups including the specialty chemicals/pharmaceuticals practice. He retired from McKinsey in June 2006. Mr. Abravanel currently serves as an advisor to several public and private Italian institutions, including the Association of Business Leaders and the Italian government. Mr. Abravanel has served as a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V., a subsidiary of Teva, since June 2006 and serves as a member of the Board of Directors of Luxottica Group S.p.A., Valentino Fashion Group S.p.A., Hugo Boss AG, Marazzi Group S.p.A., Banca Nazionale del Lavoro, a subsidiary of BNP Paribas, and the Italian Institute of Technology. Mr. Abravanel graduated with a bachelor’s degree in chemical engineering at the Politecnic University in Milan in 1968 and received an M.B.A. from INSEAD in 1972.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational, cultural and coexistence projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards.

Abraham E. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He is presently a director of Akzo Novel NV., Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc. and Vasomedical, Inc.

Leslie Dan is the Chairman of Novopharm, which he founded and managed until its acquisition by Teva in 2000. Mr. Dan serves on several hospital boards in Canada and is a director of Draxis Pharmaceutical Company and Chairman of Viventia Biotech. He is a pharmacist with over 50 years of business experience in the pharmaceutical industry. Mr. Dan received three honorary doctorates and numerous other awards for his charitable contributions, including the Canadian Medicine Aid Program (CanMAP) that he founded, which provides medical aid to developing nations. He holds an M.B.A. from the University of Toronto.

Prof. Meir Heth has served on Teva’s Board since 1977 and as Chairman of the Board from 1994 to 2002. During his service at Teva, Prof. Heth served as Chairman of the Executive Committee for an extended period. Prof. Heth has served as Chairman of the Board of Bank Leumi Le-Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962 to 1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth is a Professor at the Law School of the College of Management and serves as a director of Nilit Ltd. Between 1995 and 2007 he served as Chairman of Psagot Ofek Investment House Ltd. Prof. Heth was designated as the financial expert on Teva’s audit committee, for the purposes of SEC regulations, and was determined by the Board to be a financial and accounting expert under Israeli law.

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashkelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of the Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Healthcare Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He has served as a director at Elbit Medical Imaging Ltd. since 1997 and at Israel Laser Industries Ltd. from 1994 to 1998. He received his M.D. degree from Geneva University in 1952 and his Ph.D. in surgery from Tufts University in 1969.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. Dr. Meridor is a business and financial consultant. She served as the Chairman of the Board of Bezeq International Ltd. and Walla Communications Ltd. from 2001 to 2005. She served as Chairman of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a bachelor’s degree in mathematics and physics, a master’s degree in mathematics and a Ph.D. in economics from the Hebrew University. She serves on several boards of directors (Alrov (Israel) Ltd., NICE Systems Ltd., Gilat Satellite Networks Ltd., Isrotel Ltd., GEJ Yizum Ltd. and Weizmann Institute of Science) and qualifies as a statutory independent director under Israeli law. Dr. Meridor was determined by the Board to be a financial and accounting expert under Israeli law.

Dr. Max Reis is Chairman of Degem Systems Ltd. and serves on the boards of Oridion Medical Ltd., Yachin Hakal Ltd. and Gaon Holdings. From 1971 until 1986, he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990, he served as President of the Technion Israel Institute of Technology. From 1992

until 1999, he was Chairman of the Audit Committee of the board of directors of the Union Bank of Israel. Dr. Reis has a Ph.D. in chemical engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School.

Prof. Michael Sela is the Institute Professor of Immunology at the Weizmann Institute of Science, where he was the President from 1975 to 1985 and served as a Deputy Chairman of the Board of Governors from 1985 to 2004. He received his Ph.D. degree in biochemistry from the Hebrew University in 1954. He is the recipient of nine honorary doctoral degrees from institutions in the U.S., France, Mexico and Israel. He is a member of 15 Academies of Science in various countries, including the U.S. National Academy of Sciences.

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of Teva’s Board of Directors from 1992 until 2002 and presently serves as a director of Ofer Technologies Ltd. and “Am-Shav”- Initiative and Technological Applications Ltd.

Prof. Gabriela Shalev was a member of the Faculty of Law of the Hebrew University from 1964 until 2002, and served as Professor of Contract Law from 1986 to 2002. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was a member of the board of directors and chairperson of the audit committee of Bank Hapoalim Ltd. from 1990 until 1996. From 1995 until 2005, she was a member of the board of directors and chairperson of the audit committee of the Israel Electric Company. Currently she is also a director of Delek Group Ltd. and Osem Investments Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as a statutory independent director under Israeli law and was determined by the Board to have professional competence under Israeli law.

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

Compensation

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers as a group during 2006 was $16,424,158. This amount includes fees of $1,229,000 for non-employee directors and amounts set aside or accrued to provide pension, retirement or similar benefits of $176,413. This amount does not include $28,031,290 from the exercise of previously granted stock options. In addition, directors are reimbursed for expenses incurred as part of their service as directors. An increase in directors’ remuneration was approved at the annual shareholders meeting held on May 4, 2006. In addition, the remuneration of the Company’s statutory independent directors was recently increased, with their current remuneration equal to the remuneration of the other directors who are not chairpersons of any committee, excluding the chairman and the vice chairman. The compensation amount includes the remuneration for Mr. Eli Hurvitz, Chairman of the Board, and Dr. Phillip Frost, Vice Chairman of the Board, as approved by Teva shareholders at the special meeting held on October 5, 2006, and effective as of July 3, 2006. Accordingly, in 2006, Mr. Hurvitz and Dr. Frost received a pro-rated share of $300,000 and $275,000 per annum plus VAT, respectively.

None of the non-employee directors have agreements with Teva that provide for benefits upon termination of service.

Teva has adopted a number of stock option or stock incentive programs covering either ordinary shares or ADRs. Following the approval of Teva’s 2005 Omnibus Long-Term Share Incentive Plan by Teva’s shareholders in July 2005, the compensation committee authorized, in December 2005, the granting of options to purchase an aggregate of 1,014,799 ordinary shares or ADRs to Teva’s executive officers, at an average exercise price of $42.64 per share or ADR and an average expiration date in 2012, as well as 260,067 restricted share unit awards. In addition, the compensation committee authorized, in November and December 2006, the granting of options to purchase an aggregate of 4,066,463 ordinary shares or ADRs to Teva’s executive officers, at an average price of $32.57 per share or ADR and an average expiration date in 2013, as well as 441,333 restricted share unit awards.

As of December 31, 2006, options for an aggregate of approximately 42.7 million shares, with an average exercise price of $23.56 per share, were outstanding under Teva’s stock option and incentive programs, with options for an aggregate of approximately 35.6 million shares available for future grant. For further information regarding outstanding Teva options, see Note 9 to the Notes to Consolidated Financial Statements.

Board Practices

Teva’s board of directors is comprised of 15 persons, of whom 11 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “—Statutory Independent Directors/Financial Experts” below. The terms of the directors are set forth in the table above.

All directors are entitled to review and retain copies of Teva’s documentation and examine Teva’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of Teva (subject to approval by the Board or by court).

Board Practices and Procedures. Teva’s Board members are generally elected for terms of three years. Teva believes that this system of multi-year terms allows Teva’s directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business. Teva also provides an orientation and continuing education program for board members which includes the provision of materials, meetings with key management and visits to company facilities.

Board Meetings. Meetings of the board of directors are generally held every 4-6 weeks throughout the year, with additional special meetings scheduled when required. The Board held 19 meetings in 2006, five of which took place in Teva’s various European facilities. The average attendance rate at board meetings held during 2006 was 84%.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) one time during 2006. They will continue to meet in executive session on a regular basis. Prof. Meir Heth serves as Chairman of the executive sessions of the Board.

Director Service Contracts. Teva does not have any contracts with any of its non-executive directors that would provide for benefits upon termination of employment.

Home Country Practice. Except as described below, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations. Nasdaq Rule 4350(f) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who jointly hold twenty five percent or more of the paid up share capital of the Company.

As further described below, Teva has adopted an audit committee charter formalizing its procedures and duties and also has adopted a nominating procedure, each pursuant to applicable laws and regulations.

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint two statutory independent directors, who must also serve on the audit committee. All other Board committees must include at least one such statutory independent director. Such statutory independent directors are appointed at the general meetings by the holders of a majority of Teva’s ordinary shares and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by Teva shareholders at a general meeting) as provided under Israeli regulations. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to statutory independent directors. Dr. Leora Meridor and Prof. Gabriela Shalev currently serve in this capacity.

Israeli law further requires that at least one statutory independent director has financial and accounting expertise, and that the other statutory independent director has professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business.

Dr. Leora Meridor was determined by the board of directors to be a financial and accounting expert under Israeli law, and Prof. Gabriela Shalev was determined by the Board to have professional competence.

The board of directors has also adopted a policy to require at least two directors who are financial experts in accordance with Israeli law, in addition to the one statutory independent director required under Israeli law, to qualify as a financial expert in accordance with Israeli law. Accordingly, Prof. Meir Heth and Eli Hurvitz were determined by the board of directors to be financial and accounting experts.

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

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include both statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving transactions with affiliates, as described below under “Item 10: Additional Information—Memorandum and Articles of Association—Directors’ Powers.”

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

The current members of Teva’s audit committee are Dov Shafir (Chairman), Prof. Gabriela Shalev, Dr. Leora Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2006, the audit committee held 14 meetings. The average attendance rate of members of the audit committee at meetings held during 2006 was 95%.

The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A: Audit Committee Financial Expert” below.

Compensation Committee

The compensation committee is responsible for determining or making proposals to the Board with respect to the terms of employment and the compensation of Teva’s executive and other officers. In addition, the compensation committee has certain responsibilities in connection with the granting of stock options and other equity awards to Teva’s officers, directors and employees under its stock incentive plan. The current members of Teva’s compensation committee are Prof. Moshe Many (Chairman), Prof. Meir Heth, Harold Snyder, Dov Shafir, Abraham E. Cohen and Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2006, the compensation committee held 20 meetings. The average attendance rate of members of the compensation committee at meetings held during 2006 was 84%.

Nominating Committee

The role of the nominating committee is to recommend, to the Company’s board of directors, the slate of director nominees for election to the board of directors and to identify and recommend candidates, subject to the approval of the board of directors, to fill vacancies occurring between annual shareholder meetings. Before recommending an incumbent, replacement or additional director, the committee reviews his or her qualifications, including capability, availability to serve, conflicts of interest and other relevant factors. Members of the nominating committee are Prof. Meir Heth (Chairman), Dov Shafir, Abraham E. Cohen and Dr. Leora Meridor or, in her absence, Prof. Gabriela Shalev. The committee held three meetings in 2006. The average attendance rate of members of the nominating committee at meetings held during 2006 was 87%.

Finance Committee

The finance committee is responsible for overseeing Teva’s financial strategies and policies, risk management and financial controls and reporting, as well as a variety of other financial-related matters. The current members of the committee are Eli Hurvitz (Chairman), Dr. Phillip Frost, Dr. Leora Meridor, Prof. Gabriela Shalev, Roger Abravanel and Prof. Meir Heth. The committee held four meetings in 2006. The average attendance rate of members of the finance committee at meetings held during 2006 was 86%.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions, the review of new technologies and major projects, and the review of Teva’s relationship with the scientific community. The current members of the committee are Dr. Phillip Frost (Chairman), Prof. Moshe Many, Eli Hurvitz, Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, Prof. Michael Sela, Dr. Max Reis, Dov Shafir, Abraham E. Cohen and Harold Snyder. The committee held two meetings in 2006, one of which took place at Teva’s innovative research and development laboratories in Netanya, Israel. The average attendance rate of members of the science and technology committee at meetings held during 2006 was 93%.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva’s involvement in the community, public policy issues affecting Teva and the Company’s relationships with medical, educational and cultural institutions, including charitable donations. The current members of the committee are Eli Hurvitz (Chairman), Dr. Phillip Frost, Ruth Cheshin, Prof. Gabriela Shalev, Prof. Meir Heth, Dov Shafir, Leslie Dan and Prof. Michael Sela. The committee held two meetings in 2006. The average attendance rate of members of the community affairs committee at meetings held during 2006 was 71%.

Employees

As of December 31, 2006, Teva employed approximately 26,700 full-time-equivalent employees. Teva considers its labor relations with its employees around the world to be good.

	December 31,
Geographic Area	2006	2005	2004
Israel	5,039	4,314	3,842
Western Europe	6,633	4,708	4,548
Central and Eastern Europe	2,194	311	356
North America	6,411	3,941	3,775
Latin America	5,603	1,055	992
Asia	732	315	239
Other countries	58	54	61

Total	26,670	14,698	13,813

Grouped by function, approximately 53% of Teva’s employees work in pharmaceutical production, 27% in sales and marketing, 9% in research and development and 12% in the general and administrative function.

Share Ownership

As of December 31, 2006, all the directors and executive officers as a group beneficially held 60,234,769 ordinary shares (representing approximately 7.6% of Teva’s outstanding shares as of such date). This figure includes 21,382,410 shares beneficially owned by Dr. Phillip Frost, representing approximately 2.7% of Teva’s outstanding shares, 10,360,818 shares beneficially owned by Eli Hurvitz, representing approximately 1.3% of Teva’s outstanding shares, and 9,566,421 shares beneficially owned by Harold Snyder, representing approximately 1.2% of Teva’s outstanding shares. Such persons are the only directors or officers who hold 1% or more of Teva’s outstanding shares as of December 31, 2006.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

According to a Schedule 13G filed on February 5, 2007, Franklin Resources, Inc. beneficially owns 72,892,202 Teva shares (substantially all relating to Teva’s convertible debentures), which as of such date represented approximately 8.5% of Teva’s outstanding shares. To the best knowledge of Teva, as of February 15, 2007, no other shareholder beneficially owns 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

In May 2006, Novopharm entered into an agreement with a corporation controlled by members of the family of Leslie Dan, a Teva director and Chairman of Novopharm, with respect to a facility located at 30 Novopharm Court, Toronto, Canada. Novopharm had been leasing the property on a month to month basis for CAD $7.50 per square foot, for an aggregate annual rent of CAD $1,560,000. Under the new agreement, the lease will be extended to December 17, 2010 on the same economic terms. In February 2007, Teva entered into an agreement to purchase the facility described above and an additional leased facility in Stouffville, Ontario related to Novopharm’s operations for CAD $41.5 million. The sellers of both facilities are companies controlled by members of the Dan family. The sales are expected to close in May 2007.

In September 2006, Teva sold the former headquarters of Ivax, consisting of approximately 150,000 sq. ft. of office space, land and the adjacent parking facility, together with certain related equipment and service contracts, to an affiliate of Dr. Phillip Frost, Teva’s Vice Chairman of the Board, for a cash purchase price of $18 million, which was determined by Teva to reflect the fair market price for such property based on advice from an independent appraisal. Ivax, in turn, leased back approximately 84,000 square feet of the facility for an annual rent of approximately $1.7 million (including operational and service costs) for a one-year term, renewable by Teva for an additional one year term upon 120 days notice. Such amount was determined by Teva not to exceed the fair market rent for the property following a review of commercial rental market for such space.

In September 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development of two proteins, using Protalix’s plant cell culture platform. Under the agreement, the two companies will collaborate on research and development of the proteins utilizing Protalix’s expression system. Protalix will grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix, and Dr. Phillip Frost, Vice Chairman of the Board, is a director of Protalix. Mr. Hurvitz and Dr. Frost each own certain equity interests in Protalix.

Teva and Jexys Medical Research Services & Development Co. Ltd entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. Harold Snyder, a director of Teva, is a shareholder of Jexys, and Arik Yaari, president of Teva’s API division, is a director and shareholder of Jexys.

Recently, Teva and Se-cure Pharmaceuticals Ltd. entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the Agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

All related party transactions described above have been reviewed and approved by Teva’s audit committee and board of directors.

As of December 31, 2006, there were approximately 3,120 record holders of ADRs, whose holdings represented approximately 75% of the total outstanding ordinary shares, substantially all of which record holders were in the United States.

ITEM 8: FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

8.A.1 See Item 18.

8.A.2 See Item 18.

8.A.3 See Report of Independent Registered Public Accounting Firm, page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal Proceedings

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingent Liabilities” included in Note 8 to Teva’s consolidated financial statements included in this report. In addition, during 2006, Teva settled various litigations, as described under “Item 4—Information on the Company—Pharmaceutical Products—Generic Products – North America—Recent Patent Litigation Settlements.”

8.A.8 Dividend Policy See “Item 3: Key Information—Selected Financial Data—Dividends.”

8.B Significant Changes See Note 2 to Teva’s consolidated financial statements included in this report regarding the Ivax acquisition and Notes 6 and 7 to such financial statements regarding the issuance of senior notes and convertible senior debentures.

ITEM 9: THE OFFER AND LISTING

ADRs

Teva’s ADRs have been traded in the United States since 1982 and were admitted to trading on the Nasdaq National Market in October 1987. The ADRs are quoted under the symbol “TEVA.” The Bank of New York serves as depositary for the ADRs. In November 2002, Teva was added to the NASDAQ 100 Index. As of December 31, 2006, Teva had 593,800,333 ADRs outstanding. Each ADR represents one ordinary share; accordingly, the number of the outstanding ADRs are included in the number of outstanding ordinary shares.

In each of December 2002 and June 2004, Teva effected a 2-for-1 stock split. Each holder of an ordinary share, or an ADR, as the case may be, was issued another share. All figures in this annual report have been adjusted to reflect the stock splits.

The following table sets forth information regarding the high and low prices of the ADR on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
February 2007 (until February 16)	37.96	34.82
January 2007	35.10	31.26
December 2006	32.57	31.08
November 2006	33.30	30.70
October 2006	35.75	32.59
September 2006	35.65	33.01
August 2006	35.92	33.02

Last eight quarters:
Q4 2006	35.75	30.70
Q3 2006	35.73	29.76
Q2 2006	43.51	31.25
Q1 2006	44.07	40.00
Q4 2005	45.91	33.50
Q3 2005	34.26	29.50
Q2 2005	34.25	30.00
Q1 2005	32.17	26.78

Last five years:
2006	44.07	29.76
2005	45.91	26.78
2004	34.66	22.82
2003	31.17	17.25
2002	20.08	12.92

On February 16, 2007, the last reported sale price for the ADRs on Nasdaq was $37.71. The American Stock Exchange, the Chicago Options Exchange and the Pacific Stock Exchange quote options on Teva’s ADRs under the symbol “TEVA.”

Teva’s ADRs are also traded on SEAQ International in London and on the exchanges in Frankfurt and Berlin.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange since 1951. As of December 31, 2006, Teva had 793,272,230 ordinary shares ADRs outstanding, including those ordinary shares underlying the outstanding ADRs.

The table below sets forth in U.S. dollars the high and low last reported sale prices of the ordinary shares on the Tel Aviv Stock Exchange during the periods as reported by such Exchange (restated to reflect the stock splits). The translation into U.S. dollars is based on the daily representative rate of exchange published by the Bank of Israel then in effect.

Period	High	Low
Last six months:
February 2007 (until February 19)	37.96	34.75
January 2007	35.11	30.82
December 2006	32.71	30.79
November 2006	33.42	30.59
October 2006	35.75	32.59
September 2006	35.65	33.01
August 2006	36.68	33.15

Last eight quarters:
Q4 2006	35.65	30.79
Q3 2006	35.68	29.39
Q2 2006	43.52	30.94
Q1 2006	44.28	40.13
Q4 2005	44.88	33.44
Q3 2005	34.16	29.39
Q2 2005	34.08	29.90
Q1 2005	31.49	26.61

Last five years:
2006	44.20	30.79
2005	44.88	26.61
2004	34.86	23.56
2003	30.90	17.32
2002	19.95	13.09

On February 19, 2007, the last reported sale price of the ordinary shares on the Tel Aviv Stock Exchange was $37.60.

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

Approvals of the terms of service of directors, including the grant of exemption, insurance, an undertaking to indemnify or indemnification under a permit to indemnify as well as the company’s contracts with its directors on conditions of employment in other assignments, require approval by the audit committee, the board of directors and the shareholders.

A director with an interest in any of the above transactions may not be present and may not vote at the board of directors and audit committee’s meetings at which such transaction is approved (except under certain circumstances detailed in Section 278(b) of the Companies Law). In cases in which the approval of the audit committee is required, the audit committee may only approve such transactions if two statutory independent directors are members of the committee and at least one of them is present at the meeting at which the transaction is approved.

The Companies Law requires that an office holder promptly disclose any “personal interest” that he may have and every substantive fact or document in connection with any existing or proposed transaction by the company and codifies the duty of care and fiduciary duties that an office holder owes to the company.

Neither Teva’s Memorandum or Articles of Association, nor the laws of the State of Israel, mandate retirement or non-retirement of directors at a certain age, or share ownership for a director’s qualification.

The board of directors of Teva has adopted a policy that at least two directors of the Company be required to qualify as financial experts in accordance with Israeli law, in addition to the one statutory independent director required to qualify as a financial expert in accordance with Israeli law.

CEO and Center of Management

Under Teva’s Articles of Association, Teva’s chief executive officer as well as the majority of the Board are required to be residents of Israel, unless Teva’s center of management shall have been transferred to another country in accordance with the Articles of Association. The Articles of Association require that Teva’s center of management be in Israel, unless the board of directors otherwise resolves, with a supermajority of three quarters of the participating votes.

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

Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends and the appointment of auditors) requires the affirmative vote of a majority of the shares voting in person or by proxy. Certain resolutions (for example, resolutions amending many of the provisions of the Articles of Association) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the Articles of Association require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the board of directors, and approved by three-quarters of those directors voting, at a meeting of the board of directors which shall have taken place prior to that general meeting.

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

A notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders’ register at least 30 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than 28 days, before the date of the meeting, provided that notice of the general meeting was published prior to the record date. Israeli regulations further require public companies to send voting cards, proxy notes and position papers to their shareholders.

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

Change of Control

Subject to certain exceptions, the Companies Law provides that a merger requires approval both by the board of directors and by the shareholders of each of the merging companies. In approving a merger, the board of directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may seek a court order to enjoin or delay the merger if there is an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger.

Under the Companies Law, an acquisition of shares in a public company must be made by means of a purchase offer to all stockholders if, as a result of the acquisition, the purchaser would become a 25% or more stockholder of the company. This rule does not apply if there is already another 25% or more stockholder of the company, nor does it apply to a purchase of shares by way of a “private offering” in certain circumstances provided under the Companies Law.

Foreign Exchange Regulations

Nonresidents of Israel who purchase ADRs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding. See “— Israel Taxation—Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below.

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

If an entity that is classified as a partnership for U.S. federal tax purposes holds ADRs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding ADRs through such entities should consult their own tax advisors.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service, and the treaty between the United States and Israel relating to income taxes, all as of the date of this annual report and all of which are subject to change (including changes in interpretation), possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Distributions

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income from sources outside the United States to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders with respect to taxable years beginning on or before December 31, 2010 are generally subject to tax at a maximum rate of 15%. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a

U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid in NIS will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADRs, the depositary’s receipt of the dividend), regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss, which will be treated as income from sources within the United States, if he or she does not convert the amount of such dividend into U.S. dollars on the date of receipt. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution.

Subject to applicable limitations that may vary depending on a U.S. Holder’s circumstances, Israeli taxes withheld from dividends on Teva ADRs at the rate provided by the U.S.-Israel tax treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex, and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such otherwise creditable Israeli taxes in computing taxable income, subject to generally applicable limitations.

Taxation of the Disposition of ADRs

Upon the sale or exchange of ADRs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis determined in U.S. dollars in the ADRs. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes. In general, the capital gain of a non-corporate U.S. Holder is subject to tax at ordinary rates for ADRs held for one year or less and at the long-term capital gains rate (currently 15%) for ADRs held for more than one year. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

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

Israeli Taxation

Corporate Tax Rate

The regular corporate tax rate in Israel was 31% in 2006. This rate is currently scheduled to decrease as follows: in 2007—29%, 2008—27%, 2009—26% and 2010 and onward—25%. However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2004, 2005 and 2006 were 21.7%, 18% and 22%, respectively, since a major portion of Teva’s income is derived from Approved Enterprises (as discussed below) and from operations outside of Israel, where Teva has enjoyed lower tax rates.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at the rate of 12.5% per annum and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as Industrial Companies can claim special rates of depreciation of up to 40% on a straight line basis for industrial equipment. In addition, new regulations generally allow the depreciation of industrial equipment purchased during the period from July 1, 2005 until December 31, 2006 over a period of two tax years.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. Teva cannot assure you that Teva or any of its Israeli subsidiaries that presently qualify as Industrial Companies will continue to qualify as such in the future, or that the benefits will be granted in the future.

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

The tax benefits derived from any such Approved Enterprise relate only to taxable profits attributable to the specific program of investment to which the status was granted. In the event that Teva and its subsidiaries that have been granted Approved Enterprise status are operating under more than one approval, or in the event that their capital investments are only partly approved, their effective corporate tax rate will be the result of a weighted combination of the various rates applicable.

Most of Teva’s projects in Israel were granted Approved Enterprise status. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the usual rate which was 31% in 2006, gradually scheduled to be reduced to 25% in 2010).

Teva is a foreign investors company, or FIC, as defined by the Investment Law, and is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Due to the fact that its current level of foreign ownership is more than 49%, its Approved Enterprise income is taxable at a tax rate not exceeding 20% for a 10 year period. Teva cannot assure you that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.

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

In April 2005, a major amendment to the Investment Law came into effect, which is intended to provide expanded tax benefits to local and foreign investors and to simplify the bureaucratic process relating to the approval of investments that qualify under the Investment Law. Under the amendment, certain minimum qualifying investment requirements, time restrictions in which the investment is made and other conditions were established for new approved enterprises or expansions. Moreover, with a view to simplifying the bureaucratic process, the amendment provides that, in the event that an investment project meets all of the eligibility criteria under one of the Alternative Tracks (Standard Alternative Track, Ireland Track or Strategic Investment Track), as discussed further below, a project will automatically qualify for Approved Enterprise taxation benefits under the Investment Law with no need for prior approval from the Investment Center.

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

The Amendment provides two additional tracks—”The Ireland Track” and “The Strategic Investment Track”—in addition to those previously available. The Ireland Track generally enables companies that have an Approved Enterprise at a certain location in the country to distribute dividends while maintaining a low company and dividend tax burden. Upon election, the Ireland Track generally provides that during the 10-year benefit period the Approved Enterprise income will be subject to a corporate tax rate of 11.5% and a tax rate of 4% on dividends distributed from such income to foreign investors. Effectively, in the case of foreign shareholders, the aggregate corporate tax and withholding tax burden will be 15%. With respect to Israeli shareholders, the regular 15% rate still applies to dividend distributions, and therefore there would be an aggregate corporate tax and dividend liability of 24.78%.

The Strategic Investment Track applies to companies that have an Approved Enterprise in a certain location in the country, which enterprise has (i) investments of at least NIS 600 million or NIS 900 million (approximately $142 or $213 million) depending on the location in the country; and (ii) annual revenues (measured for the company’s consolidated group) for the tax year prior to the year the new investment begins (or the annual average for the three years prior to the year of investment) of at least NIS 13 billion or NIS 20 billion (approximately $3.07 billion or $4.73 billion). Income accrued under this track during the benefits period will be exempt from a corporate tax liability. In addition, dividends distributed from such income will also be exempt from Israeli tax. The Israeli government, in certain cases, may reduce these minimum requirements if it determines that the investments will result in material contributions to the Israeli economy.

Unless extended, benefits under the Investment Law are granted with respect to qualified investments made in the period until December 31, 2007.

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

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are generally subject to a 20% tax to be withheld at the source (generally 15% in the case of dividends distributed from taxable income attributable to an Approved Enterprise), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADRs who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax withheld on Teva’s dividends in the fourth quarter of 2006 was 16%.

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

In addition, the U.S.-Israel tax treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, including Teva, and who did not hold an interest of 10% or more in the company at any time during the 12 months prior to a sale of their shares from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

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

Teva also files annual and special reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called the MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

Teva’s ADRs are quoted on the Nasdaq National Market.

Information about Teva is also available on its website at http://www.tevapharm.com. Such information on its website is not part of this annual report.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Teva takes various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of Teva’s principal operating currencies, mainly the U.S. dollar, the NIS, the Euro, the Canadian dollar (CAD), the British pound (GBP), the Swiss frank (CHF), the Russian Rouble, the Czech Republic Koruna (CZK) and the Hungarian Forint (HUF). The costs and benefits of such measures are not allocated to specific income statement line items, but are concentrated to a large extent under the caption “financial expenses—net”.

Teva can borrow funds in NIS, U.S. dollars or any other major currency. Generally, Teva would prefer to borrow in U.S. dollars; however, the loan is subject to the functional currency of Teva’s borrowing subsidiary in order to reduce the volatility of the financial expenses. Teva uses financial instruments and derivatives in order to limit its exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose Teva to additional exchange rate or interest rate risks because the derivatives are held to hedge corresponding assets owned by Teva. No derivative instruments are entered into for trading purposes where there is no underlying asset or liability.

Teva’s derivative transactions during 2006 were executed through Israeli banks and foreign banks, including Hungarian banks. In the opinion of Teva’s management, the credit risk of these banks is de minimis.

Exchange Rate Risk Management

Due to the Ivax acquisition in the beginning of 2006, Teva’s currency exposure increased. This increase has impact on both the volume and the diversity of currencies.

Teva hedges against exposure deriving from the gap between current assets and current liabilities in each currency other than the U.S. dollar (“balance sheet exposure”) in the subsidiaries in which the functional currency is the U.S. dollar. The majority of the balance sheet exposure in such subsidiaries is in European currencies and NIS. In Teva’s European subsidiaries, protection is taken against the gap between current assets and current liabilities in currencies other than the local functional currency (generally against the U.S. dollar and other European currencies). Teva strives to limit its exposure through “natural” hedging, i.e., attempting to have matching levels of assets and liabilities in any one currency. The rest of the exposure, which is not set off naturally, is substantially covered by the use of derivative instruments. To the extent possible or desirable, this is done on a consolidated basis.

In certain cases, Teva protects itself against exposure from a specific transaction—for example, the acquisition of a company or a large purchase of assets—which is done in a currency other than the functional currency. To a large extent, in addition to forwards, Teva uses the “cylinder strategy” (purchasing calls/puts on the U.S. dollar, usually together with writing put/call options on the U.S. dollar at a lower exchange rate). In order to reduce costs Teva uses also “knock-in” strategies together with writing put options. Teva usually limits the hedging transactions to three-month terms.

Teva has generally elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under FAS 133. Accordingly, exchange rate fluctuations impact each and every line-item separately, including sales, cost-of-goods, SG&A and R&D, whereas the results of transactions to hedge the exposure relating to these line items are recorded under the financial expenses line item. Accordingly, financial expenses may fluctuate significantly from quarter to quarter. In addition, using the cylinder strategy may also have the same impact on the financial expenses line item.

The table below details the balance sheet exposure, by currency and geography, as at December 31, 2006 (at fair value). All data in the table has been converted into U.S. dollar equivalents.

	U.S. Dollar	Euro	English Pound	Canadian Dollar	New Israeli Shekel	Swiss Franc	Ruble	Other	Total
	(U.S. dollars in millions)
U.S.	—	—	11	—	—	—	—	—	11
Israel	—	161	19	27	(112)	(1)	—	(1.5)	321.5
European Union	57	—	48	—	—	—	—	—	105
Canada	(29)	—	—	—	—	—	—	—	29
Hungary	583	93	44	—	—	—	—	2	722
England	(11)	(37)	—	—	—	—	—	—	48
Russia	—	—	—	—	—	—	40	—	40
Switzerland	(7)	30	9.5	—	—	—	—	—	46.5
Czech Republic	53	15	—	—	—	—	—	—	68

Total exposure	740	336	131.5	27	112	1	40	3.5	1,391

Explanatory note: Total exposure is the summation of the absolute value figures.

Net exposure:

	EUR/ USD	GBP/ USD	USD/ CAD	USD/ NIS	EUR/ GBP	USD/ CHF	USD/ RUB	USD/ CZK	GBP/ CHF	EUR/ CHF	EUR/ CZK
	(U.S. dollars in millions)
Net exposure	104	41	56	112	85	6	40	53	9.5	30	15

The set-off does not include exposure against the HUF.

The table below details (in millions) the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as at December 31, 2006 and is presented in U.S. dollar equivalent terms.

Currency	Cross Currency	Hedging Value		Fair Value		2006 Weighted Average Settlement Prices/Strike Prices
		2006	2005	2006	2005
		(U.S. dollars in millions)
Forward:
Euro	HUF	91	79	6.5	1.5	273.5
GBP	HUF	39	36	1.5	0.5	393
USD	HUF	523	335	44	-14	208.8
GBP	USD	10	10	0	0	1.97
Euro	USD	15	13	-0.5	0	1.28
Canadian Dollar	USD	3	15	0	-0.5	1.14
New Israeli Shekel	USD	10	6	0	0	4.23
Swiss Franc	EUR	4	0	0	0	1.58
Russian Ruble	USD	3	0	0	0	26.30
Czech Republic Koruna	EUR	6	0	0	0	28.05
Options:
New Israeli Shekel	USD	137	16	1	0	4.23
Canadian Dollar	USD	45	20	1	0	1.14
Euro	USD	85	51	-2	0.5	1.27
GBP	USD	20	22	0	0.5	1.96
GBP	EUR	85	0	0	0	0.68
Swiss Franc	USD	8	0	0	0	1.20
Swiss Franc	EUR	21	0	0	0	1.58
Swiss Franc	GBP	12	0	0	0	2.35
Czech Republic Koruna	USD	67	0	1.5	0	21.1
Russian Rouble	USD	24	0	0	0	26.9
USD	HUF	96	69	8	1	207.2
Euro	HUF	19	8	0.5	0.5	261.0
GBP	HUF	12	5	0	0	381.7

Total		1,336	685	61.5	-10

Explanatory notes:

1.	An option’s value reflects its fair value disregarding the notional amount represented by such an option.

2.	In addition to the above, Teva protects some of its operational exposure for the next 12 months.

Interest Rate Risk Management

In connection with the Ivax acquisition in January 2006, Teva finance subsidiaries issued an aggregate of $817.5 million of 1.75% Convertible Senior Debentures due 2026 and $575 million of 0.25% Convertible Senior Debentures due 2026. The holders of the 0.25% Senior Convertible Debentures have a put option to redeem the notes in February 2008 and a right to convert the debentures into shares at a rate of $47.16 per share. The holders of the 1.75% Convertible Senior Debentures have a put option to redeem the notes in February 2011 and a right to convert the debentures into shares at a rate of $51.26 per share. During 2006, Teva repurchased $4 million of the 1.75% Senior Convertible Debentures as a part of the buyback program.

In addition to the above convertible senior debentures, a Teva finance subsidiary issued an aggregate of $1 billion of 6.15% Senior Notes due 2036 and $500 million of 5.55% Senior Notes due 2016.

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

In connection with the Sicor acquisition in January 2004, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024. The holders of the Series A debentures have a put option in August 2008 to redeem the debentures into cash at their face value, and the holders of the Series B debentures have a put option in February 2010 to redeem the debentures at face value.

As of December 31, 2006, $63 million principal amount remain outstanding of Teva’s $450 million of 0.375% Senior Convertible Debentures. The holders have a put option in November 2007 to redeem the debentures into cash at their face value.

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

The remaining debt consists of bank loans at floating interest rates. In currencies other than NIS, these borrowings are usually linked to the relevant LIBOR plus a spread of 0.2% – 0.7%. Part of Teva’s Canadian subsidiary debt is at a floating rate based on the Canadian bankers acceptance rate of +0.6%.

Teva’s cash is invested in the United States, Europe and Israel, primarily in short-term investments. The average maturity of the portfolio, as of December 31, 2006, is July 2007, with an average credit quality of AA+ and a minimum credit quality of A-.

Teva’s liabilities, the average interest they bear and their repayment schedule by currencies as at December 31, 2006 are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total Amount	Interest Rate	2007	2008	2009	2010	2011	2012 & thereafter
			(U.S. dollars in millions)
Fixed interest:
U.S. Dollar
Convertible debentures	2,749.4	0.25% - 1.75%	291.5	1,025.0		619.5	813.5
Straight Bonds	1,590.0	5.55%-6.90%		75.0				1,515.0
Floating Rates:
U.S. Dollar	148.5	5.96%	122.8	13.2	3.2	3.7	3.3	2.2
Euro	500.0	4.32%	216.7	179.1	0.6	102.8	0.4	0.4
English Pound	144.2	5.92%	62.6		0.3	77.6		3.7
Canadian Dollar	181.3	4.87%	35.2				145.2	0.9
NIS	13.2	5.5%	11.6	1.0			0.2	0.4

Total:	5,326.6	—	740.4	1,293.3	4.1	803.6	962.6	1,522.6

PART II

ITEM 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Teva’s chief executive officer and chief financial officer, after evaluating the effectiveness of Teva’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, Teva’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2006, Teva’s internal control over financial reporting is effective based on those criteria.

Management has excluded Ivax from its assessment of internal control over financial reporting as of December 31, 2006, because ownership was acquired by Teva during 2006. Ivax represented approximately 18% of Teva’s consolidated total assets and approximately 22% of Teva’s consolidated net sales, as of, and for the year ended, December 31, 2006.

Management’s assessment of the effectiveness of Teva’s internal control over financial reporting as of December 31, 2006 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under Item 18 on page F-2.

(c) Attestation Report of the Registered Public Accounting Firm. See report of PwC included under Item 18 on page F-2.

(d) Changes in Internal Control Over Financial Reporting. There were no changes to Teva’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16: [RESERVED]

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Teva’s board of directors has determined that Prof. Meir Heth, a member of its audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and Nasdaq regulations.

ITEM 16B: CODE OF ETHICS

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or Teva’s website. As referred to above, the board of directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its board of directors. The Company has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. All of such fees for 2006 and 2005 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2006	2005
	(U.S. $ in thousands)
Audit Fees	9,628	6,716
Audit-Related Fees	236	982
Tax Fees	5,312	4,799
All Other Fees	9	3

Total	15,185	12,500

The audit fees for the year ended December 31, 2006 and 2005 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2006 and 2005, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2006 and 2005, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2006 and 2005, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2006 and 2005 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As further described below, during 2006, Teva spent $234 million to repurchase 7.3 million of its shares. This purchase had the result of decreasing total fully diluted shares, on a weighted average basis, for the year 2006 by 0.6 million shares.

Set forth below is a summary of the shares and convertible debentures repurchased by Teva during 2006 and the approximate dollar value of securities that may yet be purchased under its repurchase plan:

Teva Shares/ADRs

	Total number of shares purchased(1)	Average price paid per share (U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate U.S. dollar value of securities that may yet be purchased under the plans or programs(2) (in millions)
November 2006	2,983,950	$31.55	2,983,950	$502
December 2006	4,352,576	31.97	7,336,526	363

Total	7,336,526	$31.80	7,336,526

Convertible Senior Debentures

	Principal amount of debentures purchased (in thousands)	Average price paid per $1,000 principal amount of debentures	Total principal amount of debentures purchased as part of publicly announced plans or programs(3) (in thousands)	Approximate dollar value of securities that may yet be purchased under the plans or programs(2) (in millions)
November 2006	$3,717.5	$92.94	$3,717.5	$502
December 2006	—	—	—	363

Total	$3,717.5	$92.94	$3,717.5

(1)	No securities were repurchased by Teva in 2006 except in the months listed.
(2)	Amount available for repurchase under Teva’s repurchase plan pursuant to authorization by Teva’s board of directors in November 2006 to repurchase, including through one or more subsidiaries, Teva shares/ADRs and convertible debentures of its finance subsidiaries in an amount of up to $600 million.

PART III

ITEM 18: FINANCIAL STATEMENTS

ITEM 19: EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Restated Articles of Association (1)(3)

1.3	Amended Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated October 18, 2005, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of ADRs (5)

2.2	Form of American Depositary Receipt (5)

2.3	Indenture, dated as of November 18, 2002, by and among Teva Pharmaceutical Finance B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (3)

2.4	Form of Global Debentures (included in Exhibit 2.3)

2.5	Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.6	First Supplemental Senior Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (7)

2.7	Form of Global Debentures (included in Exhibit 2.6)

2.8	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.9	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.10	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.11	Form of Global Debentures (included in Exhibits 2.9 and 2.10)

2.12	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.13	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.14	Form of Global Debentures (included in Exhibit 2.13)

2.15	Indenture, dated as of May 4, 2001, by and between Ivax Corporation and U.S. Bank Trust National Association, as Trustee (9)

2.16	First Supplemental Indenture, dated as of January 26, 2006, by and among Ivax Corporation, Teva Pharmaceutcal Industries Limited and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as Trustee (10)

2.17	Second Supplemental Indenture, dated as of January 26, 2006, by and among Ivax Corporation, Teva Pharmaceutcal Industries Limited, Ivory Acquisition Sub II, Inc. and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as Trustee (11)

2.18	Form of Global Debentures (included in Exhibit 2.17)

2.19	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

4.3	Agreement and Plan of Merger, dated as of July 25, 2005, by and among Teva Pharmaceutical Industries Limited, Ivax Corporation, Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc. (12)

8	Subsidiaries of the Registrant

10.1	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1)	English translation or summary from Hebrew original, which is the official version.
2)	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
4)	Incorporated by reference to Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).
5)	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-116672).
6)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-111144).
7)	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on January 27, 2004.
8)	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
9)	Incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-3 (Reg. No. 333-66310) of Ivax Corporation.
10)	Incorporated by reference to Exhibit 2.16 to Teva’s Annual Report on Form 20-F for the year ended December 31, 2005.
11)	Incorporated by reference to Exhibit 2.17 to Teva’s Annual Report on Form 20-F for the year ended December 31, 2005.
12)	Incorporated by reference to Annex A included in Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ DAN S. SUESSKIND
Name:	Dan S. Suesskind
Title:	Chief Financial Officer

Date: February 28, 2007

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

Report of Independent Registered Public Accounting Firm

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed integrated audits of the 2006 and 2005 consolidated financial statements of Teva Pharmaceutical Industries Limited and of its internal control over financial reporting as of December 31, 2006 and audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, changes in shareholders’ equity, comprehensive income and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1s and 5 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective January 1, 2006 to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” and the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006 to conform with FASB Statement of Financial Accounting Standards No.158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Report of Teva Management on Internal Control Over Financial Reporting appearing under item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

As described in the Report of Teva Management on Internal Control Over Financial Reporting appearing under item 15, management has excluded Ivax Corporation from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a business combination during 2006. We have also excluded Ivax from our audit of internal control over financial reporting. Ivax is a wholly owned subsidiary of Teva, whose total assets and total net sales represent approximately 18% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 28, 2007	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions, except earnings per share)
Net sales	$8,408	$5,250	$4,799
Cost of sales	4,149	2,770	2,560

Gross profit	4,259	2,480	2,239
Research and development expenses - net	495	369	338
Selling, general and administrative expenses	1,572	799	696
Acquisition of research and development in process	1,295		597
Litigation settlement, impairment and restructuring expenses	96		30

Operating income	801	1,312	578
Financial income (expense) - net	(95)	(4)	26

Income before income taxes	706	1,308	604
Provision for income taxes	155	236	267

	551	1,072	337
Share in profits (losses) of associated companies - net	(3)	2	(1)
Minority interests in profits of subsidiaries - net	(2)	(2)	(4)

Net income	$546	$1,072	$332

Earnings per share:
Basic	$0.72	$1.73	$0.54

Diluted	$0.69	$1.59	$0.50

Weighted average number of shares (in millions):
Basic	756	618	613

Diluted	805	681	688

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(U.S. dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$1,332	$1,276
Short-term investments	712	935
Accounts receivable - trade	2,922	1,769
Inventories	1,879	1,114
Prepaid expenses and other current assets	795	411

Total current assets	7,640	5,505
Investments and other non-current assets	613	424
Property, plant and equipment, net	2,193	1,361
Intangible assets	1,987	635
Goodwill	8,038	2,462

Total assets	$20,471	$10,387

Liabilities and shareholders’ equity
Current liabilities:
Short-term credit	$742	$375
Accounts payable and accruals	3,329	1,885

Total current liabilities	4,071	2,260

Long-term liabilities:
Deferred income taxes	486	219
Employee-related obligations	152	85
Senior notes, loans and other liabilities	2,127	459
Convertible senior debentures	2,458	1,314

Total long-term liabilities	5,223	2,077
Commitments and contingencies, see note 8

Total liabilities	9,294	4,337

Minority interests	35	8

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; December 31, 2006 and 2005: authorized 1,500 million shares; issued and outstanding 793 million shares and 647 million shares, respectively	46	43
Additional paid-in capital	7,877	3,369
Retained earnings	3,398	3,081
Accumulated other comprehensive income	651	145
Treasury shares - December 31, 2006 and 2005 - 35 million and 28 million ordinary shares, respectively	(830)	(596)

Total shareholders’ equity	11,142	6,042

Total liabilities and shareholders’ equity	$20,471	$10,387

/s/ E. Hurvitz	/s/ I. Makov
E. Hurvitz	I. Makov
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury shares	Total
	Number of shares (in millions)	Par value
	(U.S. dollars in millions)
Balance at January 1, 2004	555	$34	$1,140	$1,960	$184	$(29)	$3,289
Changes during 2004:
Net income				332			332
Other comprehensive income					193		193

Total comprehensive income							525
Stock split		7	(7)
Issuance of shares, stock options and warrants on acquisition of Sicor	47	1	1,411				1,412
Exercise of options by employees	8	*	78				78
Tax benefit arising on exercise of stock options			35				35
Dividends				(121)			(121)
Conversion of convertible senior debentures	17	*	358				358
Treasury shares						(188)	(188)

Balance at December 31, 2004	627	42	3,015	2,171	377	(217)	5,388
Changes during 2005:
Net income				1,072			1,072
Other comprehensive loss					(232)		(232)

Total comprehensive income							840
Ordinary shares issued in exchange for special shares	1	*	*
Exercise of options by employees	10	1	133				134
Tax benefit arising on exercise of stock options			25				25
Dividends				(162)			(162)
Conversion of convertible senior debentures and related tax effect	9	*	196				196
Treasury shares						(379)	(379)

Balance at December 31, 2005	647	43	3,369	3,081	145	(596)	6,042
Changes during 2006:
Net income				546			546
Other comprehensive income					532		532

Total comprehensive income							1,078
Initial adoption of FASB Statement No. 158 , net of tax					(26)		(26)
Issuance of shares and stock option on acquisition of Ivax	123	3	4,077				4,080
Ordinary shares issued in exchange for special shares	4	*	*				*
Exercise of options by employees	11	*	180				180
Stock-based compensation expense			48				48
Tax benefit arising on exercise of stock options			28				28
Dividends				(229)			(229)
Conversion of convertible senior debentures, net of tax	8	*	175				175
Treasury shares						(234)	(234)

Balance at December 31, 2006	793	$46	$7,877	$3,398	$651	$(830)	$11,142

*	Represents an amount of less than $1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Net income	$546	$1,072	$332

Other comprehensive income (loss):
Changes in net unrealized gain (loss):
Currency translation adjustments	533	(221)	190
Unrealized holding gains (losses) on available-for-sale securities - net	(5)	(13)	11
Additional minimum pension liability	*	3	(4)
Income tax effect:
Currency translation adjustments	*	1	(1)
Unrealized holding losses on available-for-sale securities		(1)	(2)
Additional minimum pension liability	*	(1)	1

Changes in net unrealized gain (loss), net of tax	528	(232)	195

Reclassification adjustment included in net income:
Unrealized holding loss on available-for-sale securities	3	*
Gain in respect of derivative instruments designated as a cash flow hedge			(2)
Additional minimum pension liability	1	*

Net reclassification adjustment in net income, net of tax	4	*	(2)

Other comprehensive income (loss), net of tax, for the year	532	(232)	193

Total comprehensive income	$1,078	$840	$525

Accumulated other comprehensive income:
Balance at beginning of year	$145	$377	$184
Other comprehensive income (loss), net of tax, for the year	532	(232)	193
Initial adoption of FASB Statement No. 158, net of tax	(26)

Balance at end of year	$651	$145	$377

Components of accumulated other comprehensive income:

	Year ended December 31,
	2006	2005
	(U.S. dollars in millions)
Currency translation adjustments, net of tax	$679	$146
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(2)	*
Minimum liability with respect to defined benefit plans, net of tax		(1)
Initial adoption of FASB Statement No. 158, net of tax	(26)

	$651	$145

*	Represents an amount of less than $1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Cash flows from operating activities:
Net income	$546	$1,072	$332
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	431	243	218
Deferred income taxes - net	(89)	(7)	27
Acquisition of research and development in process	1,277		597
Impairment	36		30
Stock-based compensation	48	*	*
Increase in accounts receivable	(478)	(436)	(257)
Decrease (increase) in inventories	(112)	103	(85)
Increase in accounts payable and accruals	372	422	372
Other items - net	27	(27)	12

Net cash provided by operating activities	2,058	1,370	1,246

Cash flows from investing activities:
Purchase of property, plant and equipment	(390)	(310)	(311)
Acquisitions of subsidiaries, net of cash acquired	(3,587)	(11)	(1,961)
Proceeds from sale of long-term investments	189	422	194
Purchase of long-term investments and other assets	(563)	(425)	(536)
Net decrease (increase) in short-term investments	330	(189)	242
Other items - net	(37)	(25)	(21)

Net cash used in investing activities	(4,058)	(538)	(2,393)

Cash flows from financing activities:

Proceeds from exercise of options by employees	180	134	78
Purchase of treasury shares	(234)	(379)	(188)
Proceeds from issuance of convertible senior debentures	1,375		1,076
Excess tax benefit on options exercised	50
Proceeds from long-term loans and other long-term liabilities received	1,539	359	10
Discharge of long-term loans and other long-term liabilities	(65)	(157)	(12)
Net increase (decrease) in short-term credit	(585)	(105)	34
Dividends paid	(229)	(162)	(121)
Other items - net	(7)	(2)	(25)

Net cash provided by (used in) financing activities	2,024	(312)	852

Translation differences on cash balances of certain subsidiaries	32	(28)	22

Net increase (decrease) in cash and cash equivalents	56	492	(273)
Balance of cash and cash equivalents at beginning of year	1,276	784	1,057

Balance of cash and cash equivalents at end of year	$1,332	$1,276	$784

*	Represents an amount of less than $1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Interest paid	$121	$27	$31

Income taxes paid, net of refunds	$284	$180	$249

As discussed in note 2a, on January 26, 2006, the Company completed the acquisition of Ivax Corporation for a total consideration of $7.9 billion. An aggregate amount of $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition. On January 22, 2004, the Company completed the acquisition of Sicor Inc., for a total consideration of $3.5 billion. Teva shares, stock options and warrants with an aggregate value of $1.4 billion were issued as part of the consideration for the acquisition.

As discussed in note 7, in 2006, 2005 and 2004, $182 million, $199 million and $358 million of convertible senior debentures were converted into approximately 8 million, 9 million and 17 million Teva shares, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a. General:

Operations

Teva Pharmaceutical Industries Limited (the “Company”) is an Israeli corporation, which, together with its subsidiaries and associated companies (“Teva” or the “Group”), is engaged in the development, production, marketing and distribution of products globally in two reportable operating segments, Pharmaceuticals and Active Pharmaceutical Ingredients. The majority of the Company’s customers are in North America and Europe. The Company’s main production and operating facilities are located in Israel, North America, Europe and Latin America.

Functional currency

A major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of the remaining subsidiaries and associated companies, mainly European, Latin American and Canadian companies, is their respective local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars in accordance with Statement of Financial Accounting Standards (“FAS”) 52 of the Financial Accounting Standards Board of the United States (“FASB”): assets and liabilities are translated at year-end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity, under accumulated other comprehensive income (loss).

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. As applicable to these financial statements, the most significant estimates and assumptions relate to sales reserves and allowances, income taxes, inventories, contingencies and valuation and impairment of goodwill and other intangible assets. Actual results could differ from those estimates.

b. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, “subsidiaries” are companies controlled to the extent of over 50%, the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances are eliminated in consolidation; significant profits from intercompany sales, not yet realized outside the Group, are also eliminated.

c. Inventories:

These are valued at the lower of cost or market. Cost is determined as follows: raw and packaging materials and purchased products—mainly on a “moving average” basis. Finished products and products in process: raw material and packaging component—mainly on a “moving average” basis; labor and overhead—on an average basis over the production period.

The Company adopted the provisions of FASB Statement No. 151, “Inventory Costs,” with effect from January 1, 2006. This Statement requires that abnormal idle facility expenses be recognized as current-period charges, and that allocation of fixed production overhead costs to inventory be based on normal capacity of the production facility. The adoption of this Statement did not have a material effect on the Company’s financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d. Investee companies:

These investments are included among investments and other non-current assets. Investments in which the Company has a significant influence, which are not subsidiaries (“associated companies”), are accounted for by the equity method. Other non-marketable equity investments are carried at cost.

e. Marketable securities:

Marketable securities consist mainly of debt securities classified as available-for-sale securities, which are carried at market value with unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive income (loss), until realized. Realized gains and losses and declines in value determined to be other than temporary are included in the consolidated statement of income, on a specific basis, as part of financial income (expense), net. Interest, premium and discount amortization and dividends on securities are also included in the statement of income as part of financial income (expense), net.

f. Property, plant and equipment:

Property, plant and equipment are carried at cost, after deduction of the related investment grants. Equipment leased under capital leases is classified as the Group’s assets and included at the initial present value of lease payments as determined by the lease agreement.

Interest expenses in respect of loans and credit applied to finance the construction or acquisition of property, plant and equipment, incurred until the assets are ready for their intended use, are charged to the cost of such assets.

Depreciation is computed using the straight-line method over the estimated useful life of the assets: buildings— mainly 25-50 years; machinery and equipment—8-12 years; motor vehicles, computer equipment, furniture and other assets—mainly 5-17 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.

g. Goodwill and indefinite life intangible assets:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Indefinite life intangible assets are comprised of trade names.

Pursuant to FAS 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite life intangible assets are not amortized but rather tested for impairment at least annually, at December 31 of each year. As of December 31, 2006, 2005 and 2004, the Company has determined that there is no impairment with respect to either goodwill or trade names.

h. Definite life intangible assets:

Definite life intangible assets consist mainly of acquired marketing and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries.

Definite life intangible assets are amortized mainly using the straight-line method over their estimated period of useful life—mainly 8 to 20 years.

i. Impairment in value of long-lived assets:

The Company tests long-lived assets, including definite life intangible assets, for impairment, in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of these assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values, calculated based on expected future discounted cash flows.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

j. Deferred income taxes:

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized.

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred taxes, as it is the Company’s intention to hold these investments, not to realize them.

Teva intends to permanently reinvest the amounts of tax-exempt income generated from its current approved enterprises (see note 10) and does not intend to cause dividend distribution from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

The Group may incur additional taxes if dividends are distributed out of the income of non-Israeli companies in the Group. Such additional tax liability has not been provided for in these financial statements, as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay any additional taxes at a rate of up to 20% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

k. Treasury shares:

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to Teva, under “Treasury shares”.

l. Revenue recognition:

Revenue is recognized when title and risk and rewards for the products are transferred to the customer, with provisions for estimated chargebacks, returns, customer volume rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “Accounts payable and accrued expenses” under current liabilities. Prompt payment discounts are netted against “Accounts receivable—trade.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product. Where there is a historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

m. Research and development expenses:

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

In connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to “acquisition of research and development in process” at the acquisition date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

n. Concentration of credit risks:

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2006 and 2005 were deposited with major U.S., European and Israeli banks and financial institutions. The Company believes that the credit risk in respect of these balances is remote.

In general, the exposure to the concentration of credit risks relating to trade receivables is limited, due to the relatively large number of customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts. The allowance in respect of trade receivables ($66 million and $34 million, at December 31, 2006 and 2005, respectively) has been determined for specific debts doubtful of collection.

o. Derivatives:

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

p. Cash and cash equivalents:

The Group considers all highly liquid investments, which include short-term (up to three months) bank deposits that are not restricted as to withdrawal or use and short-term debentures, the period to maturity of which did not exceed three months at time of investment, to be cash equivalents.

q. Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the year, net of treasury shares.

In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and restricted stock units (“RSUs”) granted under employee stock compensation plans, using the treasury stock method; and (ii) the conversion of convertible senior debentures and subordinated notes using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures and subordinated notes.

r. Comprehensive income:

Comprehensive income, net of related taxes where applicable, includes, in addition to net income: (i) currency translation adjustments; (ii) unrealized holding gains and losses on available-for-sale securities; (iii) gains in respect of derivative instruments designated as a cash flow hedge and (iv) additional minimum pension liability.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

s. Stock-based compensation:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment,” and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the SEC. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, income statement effects, disclosures and other issues.

FAS 123R supersedes the Company’s previous accounting for its employee stock option plans using the intrinsic value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. The Company also followed the disclosure requirements of FAS 123, “Accounting for Stock-based Compensation,” as amended by FAS 148, “Accounting for Stock-based Compensation—Transition and Disclosure,” for companies electing to apply APB 25. The Company elected to adopt the modified prospective transition method permitted by FAS 123R. Under such transition method, the new standard has been implemented as from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation. The cumulative effect of initially adopting FAS 123R was not material to the Company’s consolidated financial statements.

The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. For the year ended December 31, 2006, the Company recorded stock-based compensation costs as follows:

U.S. Dollars (in millions)
Employee stock options	$43
Restricted stock units (“RSUs”)	5

Total stock-based compensation expense	48
Tax effect on stock-based compensation expense	8

Net effect	$40

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $107 million and $35 million, respectively, at December 31, 2006, and is expected to be recognized over a weighted average period of 1.4 years and 1.5 years for stock options and RSUs, respectively.

The following table illustrates the effect on net income and earnings per share, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation in prior years:

	Years ended December 31,
	2005	2004
	(In millions, except earnings per share)
Net income, as reported	$1,072	$332

Add: compensation related to employee stock option plans, included in consolidated statements of income net of related tax effect	*	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	35	45

Pro forma net income	$1,037	$287

Earnings per share (see note 1q):
Basic—as reported	$1.73	$0.54

Basic—pro forma	$1.68	$0.47

Diluted—as reported	$1.59	$0.50

Diluted—pro forma	$1.54	$0.43

*	Represents an amount of less than $1 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

t. Recently issued accounting pronouncements:

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140”. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Teva is currently evaluating the impact of this statement, if any, on its consolidated financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109.” This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. As applicable to Teva, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. Teva is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

On December 31, 2006, the Company adopted FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” – see note 5.

u. Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses.

v. Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—CERTAIN TRANSACTIONS:

a. Acquisitions:

Acquisition of Ivax Corporation

On January 26, 2006, Teva completed its acquisition of full control and ownership of Ivax Corporation (“Ivax”), a multinational generic pharmaceutical company with headquarters in Miami, Florida, and with operations mainly in the United States, Europe and Latin America, for $3.8 billion in cash and 123 million shares, representing approximately 16% of the issued and outstanding share capital of Teva. For accounting purposes, the transaction was valued at $7.9 billion (including transaction costs and fair value of 16 million vested stock options granted by Teva in exchange for Ivax’s vested stock options), based on the aggregate of the cash consideration and the average of the closing price of Teva’s share during the five trading day period commencing two trading days before the announcement date of the merger with Ivax.

The cash consideration of $3.8 billion was financed with Teva’s own resources and short-term borrowings in the amount of $2.8 billion. These borrowings were subsequently refinanced by the issuance of senior notes and convertible senior debentures (see notes 6 and 7).

The weighted average fair value of vested stock options granted to Ivax employees was $12.92. This was estimated by using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0.85%; expected volatility of 21.56%; risk free interest rate (in dollar terms) of 3.71%; and expected life of 1 year.

This acquisition enhanced Teva’s position in the United States, expanded its presence in Western Europe and significantly boosted Teva’s reach in Latin America, Russia and other Central and Eastern European countries. The acquisition further provided Teva with an opportunity to expand the vertical integration between Teva’s API business and Ivax’s finished dose manufacturing operations in both existing and new regions. Ivax brought Teva new capabilities in respiratory and animal health products, as well as an enhanced innovative pipeline focused on the central nervous system and cancer, with products in various stages of clinical development.

Under the terms of the merger agreement, Ivax shareholders had the right to elect to receive for each Ivax share they owned either 0.8471 Teva shares or $26 in cash, subject to proration procedures designed to ensure that the purchase consideration would be settled 50% in cash and 50% in Teva shares.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The acquisition was accounted for by the purchase method. The results of operations of Ivax were included in the consolidated financial statements of Teva commencing February 1, 2006. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to Ivax’s balance sheet data as of January 31, 2006:

U.S. $ in millions
Current assets	$1,580
Investments and other non-current assets	63
Property, plant and equipment	592
Identifiable intangible assets:
Existing products and trade name	1,421
Research and development in-process	1,277
Goodwill	5,372

Total assets acquired	10,305

Current liabilities	(1,249)
Long-term liabilities, including deferred taxes	(1,130)
Minority interest	(12)

Total liabilities assumed	(2,391)

Net assets acquired	$7,914

Cost of investment
Issuance of shares and stock options	$4,080
Cash paid	3,834

$7,914

An amount of $1,277 million of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use, and, in accordance with US GAAP, was charged to operating expenses upon acquisition. In-process R&D related to 54 products and product groups, having values of up to $215 million, with an average value of $24 million per product, and includes 2 products with a value in excess of 10% of the total value. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a discount rate of 11% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which may vary among the individual products. Material net cash inflows have commenced during 2006.

Identifiable intangible assets, including purchased research and development in process, were valued using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This method utilized a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

An amount of $1,421 million of the purchase price was allocated primarily to existing products, as described above. The Company is amortizing existing products over periods ranging from 3 to 18 years. Additional restructuring provisions recorded include $170 million, mainly related to severance pay, termination of certain agreements and tax-related provisions. An amount of $42 million has been paid through December 31, 2006. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition, not attributed to acquired in-process research and development, amounted to $5,372 million, and was allocated to goodwill. Ivax had terminated the employment of approximately 45% of the 2,800 employees whose employment was to be terminated.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Below are certain pro forma combined statement of income data for the years ended December 31, 2006 and 2005, as if the acquisition of Ivax had occurred on January 1, 2006 and 2005, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; (b) estimated additional interest expense due to: (i) the issuance of convertible senior debentures and senior notes in connection with the acquisition; and (ii) add-back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition; (c) authorized generic business divested as part of the regulatory requirements for approving the deal, but excluding the expensing of acquired research and development in process; and (d) elimination of intercompany sales. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2006 and 2005, respectively, nor is it necessarily indicative of future results.

	Year Ended December 31,
	2006	2005
	(U.S. $ in millions, except earnings per share) (Unaudited)
Net sales	$8,529	$7,273
Net income	$1,777	$976
Earnings per share:
Basic	$2.32	$1.32
Diluted	$2.16	$1.21

Acquisition of Sicor Inc.

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor Inc. (“Sicor”), a U.S. public pharmaceutical company that focused on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals. This transaction established Teva’s presence in the U.S. hospital and generic injectables market, provided Teva with a global platform for a generic injectables business, helped to expand its Latin American operations, enhanced its API operations and helped to expand its biogenerics efforts.

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $16.50 in cash and 0.3812 Teva shares, representing a total consideration of $27.52 per share, calculated based upon the aggregate of the cash consideration and the average of the closing prices per Teva share for the period commencing two days before, and ending two days after, the announcement of the merger agreement. The total consideration for the acquisition was $3.5 billion (including transaction costs and the fair value of 4 million of Teva’s vested stock options granted in exchange of Sicor’s vested stock options). The cash consideration of $2,019 million was financed out of Teva’s own resources, and from short-term borrowings in the amount of $1,130 million, which were subsequently refinanced by the issuance of convertible senior debentures (see note 7). Approximately 47 million shares were issued as part of the Sicor acquisition; these shares amounted to 7.7% of Teva’s issued and outstanding share capital. The acquisition has been accounted for by the purchase method.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The results of operations of Sicor have been included in the consolidated financial statements of Teva commencing January 22, 2004 (the closing date of the acquisition). The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed based upon an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. The following table summarizes the fair values of the assets acquired and liabilities assumed, with reference to Sicor’s balance sheet data as of January 22, 2004:

U.S. $ in millions
Current assets	$642
Investments and other non-current assets	143
Property, plant and equipment, net	222
Identifiable intangible assets:
Existing products	473
Research and development in process	584
Other	33
Goodwill	1,781

Total assets acquired	3,878

Current liabilities	(212)
Long-term liabilities	(209)

Total liabilities assumed	(421)

Net assets acquired	$3,457

An amount of $584 million of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use, and, in accordance with US GAAP, was charged to operating expenses upon acquisition.

An amount of $507 million of the purchase price was allocated to other identifiable intangible assets (of which $473 million relates to existing products). The Company is amortizing existing products over periods of 12 and 20 years. Additional purchase liabilities recorded included $23 million, mainly related to severance pay and termination of certain agreements. The excess of cost of acquisition over the fair value of net tangible and intangible assets on the acquisition date, not attributed to acquired in-process research and development, amounted to $1.8 billion, and was allocated to goodwill.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Below are certain pro forma combined statement of income data for the year ended December 31, 2004, as if the acquisition of Sicor had occurred on January 1, 2004, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) issuance of convertible senior debentures in connection with the acquisition; and (ii) add-back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding the expensing of acquired research and development in process. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2004, nor is it necessarily indicative of future results.

Year Ended December 31, 2004
(U.S. $ in millions, except earnings per share) (Unaudited)
Net sales	$4,816
Net income	$913
Earnings per share:
Basic	$1.48

Diluted	$1.34

Realization of units in Viventia Biotech

In December 2005, Viventia Biotech Inc., a publicly traded Canadian biotech company, completed a going-private transaction that resulted in Viventia’s becoming wholly owned by Mr. Dan and members of his family. Mr. Dan, a director of Teva, is a major shareholder and chairman of the board of Viventia. As part of the going-private transaction, Teva’s units in Viventia were purchased for an aggregate of approximately CDN $4.2 million in cash. The units in Viventia were purchased in 2003 for CDN $2.8 million.

b. Significant cooperation agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have and to otherwise share development cost or litigation risks. The Company’s most significant agreements of this nature are summarized below.

1) With Sanofi-Aventis:

Under agreements entered into by Teva and Sanofi-Aventis, sale and distribution, in North America, Europe and certain other countries, of Copaxone®, an innovative product of the Company for the treatment of multiple sclerosis, is being carried out by Sanofi-Aventis. Under the agreements, certain sales and distribution costs incurred by Teva are reimbursed by Sanofi-Aventis. Such reimbursements are booked as a reduction of selling expenses.

Marketing of Copaxone® in the U.S. and Canada is done by Teva under the name “Teva Neuroscience.” In the core European countries, Copaxone® is jointly marketed by Teva and Sanofi-Aventis.

In March 2008, Teva expects to take over the U.S. and Canada distribution of Copaxone®. Sanofi-Aventis will be entitled to payment by Teva of previously agreed-upon consideration of 25% of the in-market sales for an additional two-year period, at which time this agreement with Sanofi-Aventis will terminate.

In February 2012, Teva expects to take over the distribution of Copaxone® in Europe and other territories covered under this agreement, at which time Sanofi-Aventis will be entitled to pre-agreed residual payments for a period of two years, after which this agreement with Sanofi-Aventis will terminate.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2) With Lundbeck:

a) The Company entered into a cooperation agreement with H. Lundbeck A/S (“Lundbeck”) for the joint global development and for the marketing, mainly in Europe, of two innovative products of the Company for the treatment of Parkinson’s disease.

Under the agreement, Lundbeck participated in the research and development expenses of Teva at varying rates, subject to maximum amounts stipulated in the agreement.

Lundbeck and Teva jointly market Azilect® in certain key European countries. Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

b) Teva and Lundbeck have entered into an additional cooperation agreement for the global development and for the marketing, mainly in Europe, of the oral version of Copaxone®. In March 2006, Teva and Lundbeck decided not to continue the development of a simple oral formulation of glatiramer acetate (the active ingredient of Copaxone®). In addition, several attempts to achieve significant clinical effects in relapsing-remitting multiple sclerosis patients using an enteric-coated formulation of glatiramer acetate have failed. New and potentially improved formulations are in pre-clinical development.

3) With Eisai:

In May 2003, the Company entered into a cooperation agreement with Eisai Co. Ltd. and Eisai Inc. (together “Eisai”) for the global co-development and co-promotion of rasagiline for several indications in the U.S market. During 2006, the agreement was terminated.

4) With Alpharma:

In 2004, Teva entered into an exclusivity sharing agreement with Alpharma Inc. pertaining to the distribution of gabapentin, the generic version of Neurontin®, tablets and capsules. Alpharma held statutory exclusivity for these generic products. Under the terms of the agreement, Alpharma permitted Teva to launch its generic version of Neurontin® in the U.S. within Alpharma’s exclusivity period in exchange for royalties on sales. In addition, the parties have agreed to certain risk-sharing arrangements relating to patent litigation risks regarding the products. Teva’s capsules and tablets were launched in late 2004. In 2005, a U.S. District Court granted Teva and Alpharma’s motion for summary judgment of non-infringement. This summary judgment remains subject to appeal.

5) With Active Biotech AB:

In 2004, Teva signed an agreement with Active Biotech, a Sweden-based publicly traded biotechnology company, to develop and commercialize laquinimod, a novel, orally bioavailable immunomodulatory compound. Under the terms of the agreement, Teva acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, with the exception of the Nordic and Baltic countries, where Active Biotech will retain all commercial rights. Teva has made an upfront payment to Active Biotech and has agreed to conduct and fund the further clinical development of laquinimod. The agreement between the two companies also calls for Teva to make payments to Active Biotech upon the achievement of various sales targets and other milestones, with maximum payments of $92 million of which an amount of $12 million has been paid through December 31, 2006. Active Biotech will also receive tiered double-digit royalties on sales of the product.

6) With Barr Pharmaceuticals:

In 2005, Teva entered into a strategic alliance arrangement with Barr Pharmaceuticals, Inc. for the marketing rights in the U.S. for the generic version of Allegra® (fexofenadine) tablets. Under the agreement, Barr enabled Teva to launch its own product, with the parties sharing in profits. The percentage of profit share to Barr is dependent on multiple factors, including the number of competitors and resolution of related patent litigation with Sanofi-Aventis. The parties have agreed to share in the patent litigation risks on a proportionate basis to that of the profit split arrangement. The generic version of Allegra® was launched in September 2005. This product is the subject of a patent litigation more fully described under “Contingent Liabilities” included in note 8.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7) With Impax and Anchen:

In December 2006, Teva entered into an agreement with Impax and Anchen Pharmaceuticals, Inc. for the marketing of the generic version of Wellbutrin XL® tablets, 300 mg, the branded product marketed by GlaxoSmithKline. In accordance with the agreement, Anchen took the regulatory steps necessary to permit Impax to obtain final FDA approval of Impax’s bupropion hydrochloride extended-release tablets, 300 mg and for Teva to sell the product within Anchen’s 180-day exclusivity period. In return, Anchen will receive certain payments, both during and after the exclusivity period. Pursuant to Teva’s 2001 agreement with Impax, as amended, Teva has U.S. marketing rights to Impax’s version of this product. Anchen and Impax are currently in patent litigation with Biovail concerning this product. Anchen has been granted summary judgment of non-infringement with regard to its product. Impax has filed a motion for summary judgment of non-infringement.

The Company has also entered into agreements with the following related parties:

Recently, Teva and Se-cure Pharmaceuticals Ltd. entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the Agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

On October 8, 2006, Teva and Jexys Medical Research Services & Development Co. Ltd entered into a Feasibility Agreement for the development and screening, using Jexys’ unique platform technology, of up to five prototype molecules. Under the agreement, Teva will fund the first feasibility study, and may choose to continue the research for additional payments. In addition, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products based on the generated prototype molecules for all indications, in consideration for milestone payments and royalties. Harold Snyder, a director of Teva, is a shareholder of Jexys, and Arik Yaari, president of Teva’s API division, is a director and shareholder of Jexys.

On September 26, 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development, using Protalix’s plant cell culture platform, of two proteins. Under the agreement, the two companies will collaborate in research and development of the proteins, utilizing Protalix’s expression system. Protalix will grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix, and Dr. Phillip Frost, Vice Chairman of the Board, is a director of Protalix. Mr. Hurvitz and Dr. Frost each own certain equity interests in Protalix.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2006	2005
	(U.S. $ in millions)
Land *	$165	$83
Buildings	920	579
Machinery and equipment	1,585	1,107
Motor vehicles, computer equipment, furniture and other assets	496	380
Payments on account	137	89

	3,303	2,238
Less—accumulated depreciation and amortization	1,110	877

	$2,193	$1,361

*	Land includes long-term leasehold rights in various locations.

Depreciation and amortization expense was $230 million, $158 million and $139 million in the years ended December 31, 2006, 2005 and 2004, respectively.

The former headquarters of Ivax, together with certain related equipment and service contracts, were sold to an affiliate of a related party for $18 million. Ivax, in turn, leased back a portion of the facility for an annual rent of $2 million (including operational and service costs).

Subsequent to December 31, 2006. Teva entered into an agreement to purchase a facility located at 30 Novopharm Court, Toronto, Canada and an additional leased facility in Stouffville, Ontario, Canada related to Novopharm’s operations for CAD $41.5 million. The sellers of both facilities are companies controlled by members of the family of Leslie Dan, a Teva director.

NOTE 4—GOODWILL AND INTANGIBLE ASSETS:

a. Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 are as follows:

	Pharmaceuticals	API	Total
	(U.S. $ in millions)
Balance as of January 1, 2005	$2,099	$473	$2,572
Changes during 2005:
Reduction of goodwill—mainly in respect of pre-acquisition losses and purchase price adjustments	(52)		(52)
Goodwill acquired during the year	2		2
Translation differences	(25)	(35)	(60)
Balance as of December 31, 2005	2,024	438	2,462
Changes during 2006:
Goodwill acquired during the year	5,172	202	5,374
Translation differences	183	52	235
Reduction of goodwill – mainly due to exercise of stock options	(33)		(33)

Balance as of December 31, 2006	$7,346	$692	$8,038

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b. Intangible assets:

1)	Intangible assets consisted of the following:

	Original amount		Accumulated amortization		Amortized balance
	December 31,
	2006	2005	2006	2005	2006	2005
	(U.S. $ in millions)
Intangible assets (mainly—product rights)	$2,350	$806	$425	$212	$1,925	$594
Trade names	62	41			62	41

Total	$2,412	$847	$425	$212	$1,987	$635

2)	Amortization of intangible assets amounted to $190 million, $68 million and $79 million in the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, the estimated aggregate amortization of intangible assets for the years 2007 to 2011 is as follows: 2007—$195 million; 2008—$168 million; 2009—$158 million; 2010—$150 million and 2011—$149 million.

NOTE 5—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a. Long-term employee-related obligations consisted of the following:

	December 31,
	2006	2005
	(U.S. $ in millions)
Accrued severance pay	$86	$74
Obligation in respect of defined benefit plans	66	11

Total	$152	$85

As of December 31, 2006 and 2005, the Group had $77 million and $70 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in investments and other non-current assets.

The Company expects to contribute approximately $53 million in 2007 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

The main terms of the different arrangements with employees are described in b. below. Further details relating to defined benefit plans are presented in c. below.

b. Terms of arrangements:

1) In Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. Pension plans for employees are under collective labor agreements. The pension liabilities with respect to that portion of 72% covered by these pension plans, are not reflected in the financial statements as the pension risks have been irrevocably transferred to the pension fund. Managerial personnel generally have insurance policies which cover pension and severance liabilities. Severance pay liabilities not covered by the pension plans and insurance policies are fully provided for in the financial statements on an undiscounted basis, based upon the number of years of service and the latest monthly salary of the Group’s employees in Israel.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2) In Europe

The majority of the employees in the European subsidiaries are entitled to a retirement grant when they leave. In the consolidated financial statements, an accrual of the liability of the subsidiaries is made, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to a pension according to a defined benefit scheme providing benefits based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Independent certified actuaries value these schemes, the rates of contribution payable being determined by the actuaries. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services. The Company uses December 31 as the measurement date for the majority of its defined benefit plans.

3) In North America

The North American subsidiaries mainly provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

4) In Latin America

The majority of the employees in Latin America are entitled to severance under local law. The severance payments are calculated based on service term and employee remuneration and accruals are maintained to reflect these amounts.

c. Details relating to defined benefit plans:

The Company has defined benefit plans primarily in Europe.

1) The main components of consolidated net periodic benefit costs are as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. $ in millions)
Service cost	$10	$5	$4
Interest cost	8	5	4
Expected return on plan assets	(6)	(4)	(3)
Other	*	1	1

Employers’ pension cost	$12	$7	$6

*	Represents an amount of less than $1 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2) The main components of the consolidated projected benefit obligation and plan assets are as follows:

	December 31,
	2006	2005
	(U.S. $ in millions)
Benefit obligation:
Projected benefit obligation at beginning of year	$111	$110
Changes during the year:
Acquisition of Ivax	38
Service cost	10	4
Interest cost	8	5
Exchange rate differences	17	(15)
Other	8	7

Projected benefit obligation at end of year	$192	$111

	December 31,
	2006	2005
	(U.S. $ in millions)
Plan assets:
Fair value of plan assets at beginning of year	$79	$71
Changes during the year:
Acquisition of Ivax	23
Actual return on plan assets	5	10
Employer contribution	8	8
Exchange rate differences	12	(10)
Other	(1)	*

Fair value of plan assets at end of year	126	79

Unfunded obligation at December 31	66	32
Unrecognized net actuarial loss		(27)
Unrealized prior service cost		5
Additional minimum liability		1

Obligation with respect to defined benefit plans	$66	$11

*	Represents an amount of less than $1 million.

In September 2006, the FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (“FAS 158”). FAS 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet. Gains or losses and prior service costs or credits, net of related taxes, that have not been recognized as components of net periodic benefit cost, are recorded as a component of other comprehensive income. The Company adopted the recognition and related disclosure provisions of FAS 158, prospectively, on December 31, 2006. FAS 158 also requires an entity to measure plan assets and benefit obligation as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. The Company expects to adopt the measurement date provision of FAS 158 by December 31, 2008. The measurement date will be December 31.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The initial adoption of FAS 158 on December 31, 2006 resulted in a balance of $26 million in accumulated other comprehensive income. This comprises a net actuarial loss of $32 million, less prior service costs and applicable taxes of $5 million. A reversal of the additional minimum liability prior to the adoption of FAS 158 amounted to $1 million.

	December 31,
	2006	2005	2004
Weighted average assumptions:
Discount rate	4.7%	4.8%	4.9%
Expected return on plan assets	5.8%	5.7%	6.2%
Rate of compensation increase	3.3%	3.1%	3.0%
Pension increase	2.2%	2.3%	2.3%

The discount rate is mainly derived from effective market interest rates at December 31 of each year of high-quality fixed income corporate bonds with duration of the pension benefits of approximately 20 years.

3)	The Company’s pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category, are as follows:

	Plan Assets at December 31,
	2006	2005
Equity securities	54.8%	44.6%
Debt securities	40.5	52.0
Other	4.7	3.4

Total	100.0%	100.0%

The Company expects to pay the following future minimum benefits to its employees: $17 million in 2007; $6 million in 2008; $10 million in 2009; $10 million in 2010; $14 million in 2011 and $52 million in 2012-2016. These amounts, as they relate to the Israeli subsidiaries, were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES:

a. Long-term loans and other long-term liabilities consisted of the following:

	Interest rate as of December 31, 2006	December 31,
		2006	2005
	%	(U.S. $ in millions)
Senior notes (1)	refer (1)	$1,500	$478
Loans, mainly from banks (2)	4.1 to 6.0	550
Debentures (3)(4)	6.9	91	92

		2,141	570
Less—current portion (included under “short-term credit”)		(14)	(111)

		$2,127	$459

(1)	In January 2006, $1 billion principal amount of 6.15% Senior Notes due 2036 and $500 million principal amount of 5.55% Senior Notes due 2016, were issued in connection with the acquisition of Ivax.
(2)	The balance as of December 31, 2006 and 2005 is also composed of a syndicated loan denominated in Euros (mainly) and British Pounds in the amount of $358 million and $354 million, respectively, of which $179 million is due in each of the years 2008 and 2010, and bearing interest determined on the basis of Euro LIBOR (mainly) and British Pound LIBOR.
(3)	The balance as of December 31, 2006 and 2005 is comprised of debentures with a principal amount of $90 million, which were issued in 1998 in a private placement to institutional investors in the United States for periods of 10 and 20 years at a fixed annual interest rate, the weighted average of which is 6.9%. In 2002, the Company entered into two interest rate swap transactions with respect to portions of these debentures (see note 11e), effectively changing the weighted annual interest rate on these portions of the debentures from 6.9% to 5.2%. Only the first interest swap transaction qualifies for hedge accounting under FAS 133, resulting at December 31, 2006 and 2005 in an increase of $1 million and $2 million, respectively (identical to the fair value of the related derivative at the end of each year), in the carrying value of the portion of the debentures it hedges, to adjust it to the fair value of such portion based on the risk being hedged.
(4)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2006, the Company met all financial covenants.

b.	As of December 31, 2006, the required annual principal payments of long-term debt, starting from the year 2008, are as follows: 2008 - $268 million; 2009 - $4 million; 2010 - $184 million; 2011 - $149 million; and 2012 and thereafter - $1,522 million. The above does not include the convertible senior debentures described in note 7.

c.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—CONVERTIBLE SENIOR DEBENTURES:

As detailed below, over the last several years, indirect wholly owned subsidiaries of the Company issued convertible senior debentures unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any. Interest on each of the debentures is payable on a semi-annual basis. Unless previously redeemed or repurchased, under certain circumstances set forth in the related offering document, holders of the debentures may convert them into shares at the conversion prices detailed below.

With the exception of the 4.5% Convertible Senior Subordinated Notes due 2008, as from a certain date applicable to each series as detailed in the table below, Teva may redeem some or all of the debentures. On certain dates, which are also detailed below, holders of these debentures may require Teva to repurchase some or all of the debentures they hold; with respect to the earliest of such dates, or upon the occurrence of certain events specified in the related offering document, then in the case of the series due 2024, if repurchase of debentures is requested, Teva can elect to pay the repurchase price in cash or in Teva shares (as set forth in the related offering document), or any combination thereof. With respect to the series due 2026, Teva would pay the repurchase price in cash.

Convertible senior debentures issued during the year ended December 31, 2006 have no contingent feature and are convertible at any time.

The main terms of these debentures are summarized in the following table:

Month issued	Issuer	Footnote	Annual interest rate	Principal amount	Year due	Conversion price	Number of Teva ordinary shares issuable upon full conversion	Earliest date of (i) redemption at issuer’s option; and (ii) repurchase at holder’s option
			%	(U.S. $ in millions)		$	(in millions)
August 2001	Teva Pharmaceutical Finance, N.V.	(1)	0.75	$360	2021	21.456	Substantially converted during 2004

November 2002	Teva Pharmaceutical Finance, B.V.	(2)	0.375	$450	2022	21.44945	21	November 18, 2007

January 2004	Teva Pharmaceutical Finance II, LLC
	Series A	(2)	0.50	$460	2024	37.90	12	August 1, 2008

	Series B	(2)	0.25	$634	2024	35.255	18	February 1, 2010

January 2006	Teva Pharmaceutical Finance Company B.V.		1.75	$818	2026	51.26	16	February 1, 2011

January 2006	Teva Pharmaceutical Finance Company, LLC	(3)	0.25	$575	2026	47.16	(Footnote 4)	February 1, 2008

See footnote 3	Ivax Corporation	(4)	4.50	$230	2008	37.82	3	Redeemable at any time.

(1)	In accordance with the conditions set forth in the applicable offering document, on August 1, 2004, Teva Pharmaceutical Finance, N.V. called for the redemption of the debentures issued. Substantially all of the outstanding debentures were converted into a total of 16 million shares of the Company.
(2)	Holders of the debenture series issued in 2002 and 2004 may convert the debentures into Teva shares under certain conditions detailed in the relating offering document; inter alia, holders of these series of debentures may surrender debentures for conversion into Teva shares during any conversion period (as defined) if the trading prices of Teva’s shares were more than 120% and 130%, respectively, of the conversion price for twenty trading days within the first thirty trading days of each quarter (“price threshold condition”).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3)	These convertible senior debentures due 2026 include a “net share settlement” feature according to which the principal of the debentures will be paid in cash and in the case of conversion, only the residual conversion value above the principal will be paid in Teva’s shares.
(4)	The 4.5% Convertible Senior Subordinated Notes due 2008, which are currently redeemable, are convertible at any time prior to maturity, into 50% Teva shares and 50% cash, unless previously redeemed. The 4.5% notes were assumed as a result of the acquisition of Ivax.

The price threshold condition for the series of debentures issued in 2002 was met as of the third quarter of 2003 (and through December 31, 2006). In 2006, 2005 and 2004, debentures with a principal amount of $182 million, $199 million and $6 million, respectively, were converted into a total 18 million shares of the Company.

In 2004, Teva repurchased $25 million principal amount of convertible senior debentures issued in 2004. In 2006, Teva repurchased $4 million principal amount of convertible senior debentures issued in 2006.

The number of Teva ordinary shares issuable upon full conversion is subject to adjustments in certain circumstances, as detailed in the related offering document.

The balance of the principal amount and accrued interest is as follows:

		December 31,
Month issued or assumed		2006	2005
		(U.S. $ in millions)
November 2002
	Principal	$63	$245
	Accrued interest	*	*
January 2004
	Principal	$1,069	$1,069
	Accrued interest	2	2
January 2006
	Principal	$1,618
	Accrued interest	8

	Total	$2,760	$1,316

*	Represents an amount of less than $1 million.

The convertible senior debentures, including accrued interest, are reflected in the balance sheets among:

	December 31,
	2006	2005
	(U.S. $ in millions)
Current liabilities	$302	$2
Long-term liabilities	2,458	1,314

	$2,760	$1,316

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—COMMITMENTS AND CONTINGENCIES:

a. Commitments:

1) Operating leases:

As of December 31, 2006, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2007 - $39 million; 2008 - $36 million; 2009 - $32 million; 2010 - $25 million; 2011 - $17 million; 2012 and thereafter - $38 million.

The lease fees expensed in each of the years ended December 31, 2006, 2005 and 2004 were $38 million, $20 million and $20 million, respectively, of which $3 million, $3 million and $2 million, respectively, were to related parties.

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

The Company has also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% to 3.5% of sales relating to certain products the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect of royalties to the Government as of December 31, 2006 amounts to $30 million.

b) Royalty expense included in cost of sales for the years ended December 31, 2006, 2005 and 2004 was $158 million, $120 million and $170 million, respectively.

b. Contingent liabilities:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in Europe, Canada and Israel, from time to time Teva is also involved in litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

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

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Except as aforementioned, as of December 31, 2006, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

Teva is a manufacturer of Adipex-P brand phentermine hydrochloride, and its subsidiary Ivax was a distributor of brand equivalent versions of phentermine. Each of these entities has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding. Of the thousands of cases naming Teva or Ivax as a defendant, all but a few have been dismissed to date, and the remainder are expected to be dismissed. No damages have been paid to date in any of the cases.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Intellectual Property Proceedings

In September 2002, Sicor, a Teva subsidiary, launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia, a Pfizer subsidiary, filed a complaint in the United States District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Separately, in November 2005, Teva launched its azithromycin monohydrate 250 mg, 500 mg and 600 mg tablet products that are the AB-rated version of Pfizer Inc.’s Zithromax® tablets. Teva and Pfizer were also involved in patent litigations in the United States District Courts for the Southern District of New York and the District of Delaware regarding Teva’s azithromycin product. On February 8, 2006, Pfizer filed a Citizen Petition with the FDA, requesting that the FDA revoke Teva’s approval for azithromycin on the basis that Teva’s labeling failed to disclose the alleged presence of the sesquihydrate. The FDA has not yet responded to the Citizen Petition. The idarubicin and azithromycin patent infringement litigations were dismissed in November 2006 pursuant to a settlement agreement between Teva and Pfizer, which provides full releases to the parties and permits Teva to continue selling these products. Pursuant to the agreement, which includes certain rights for Teva to sell its generic version of epirubicin prior to the expiration, in August 2007, of Pfizer’s patent, Teva paid $62 million to Pfizer.

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court, patent expiration or a court order. On August 11, 2005, following a reversal and remand by the United States Court of Appeals for the Federal Circuit in the related patent dispute regarding Teva’s quinapril hydrochloride products, the United States District Court for the District of New Jersey vacated certain of its prior summary judgment rulings against Teva. No trial date has been scheduled. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. The patent at issue expired on February 24, 2007 and may be eligible for an additional six-month pediatric exclusivity. An appropriate provision for this matter has been included in the accounts. Also, on January 28, 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. On November 22, 2005, the Federal Circuit affirmed the preliminary injunction that was entered by the District Court with respect to Ranbaxy’s quinapril product. Pfizer’s patent expires in August 2007. Ranbaxy has been indemnifying Teva in connection with legal fees incurred by Teva in this quinapril litigation. Were Pfizer ultimately to prevail, Teva could be called upon to pay damages for its sales of this product and it would then seek appropriate indemnification from Ranbaxy pursuant to the terms of its agreement with Ranbaxy.

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. On August 23, 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. Pfizer has appealed this summary judgment ruling. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded on June 15, 2006. Trial against Teva with respect to the launch of omeprazole capsules is not yet scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules and be enjoined from selling that product until the patent expires in October 2007.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents and two API patents at issue in the litigation, and the latest of these patents expires in 2017. Teva has obtained summary judgment as to each of the formulation patents. On November 8, 2006, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s denial of Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. On November 14, 2006, Aventis sued Teva in the United States District for the Eastern District of Texas on a polymorph patent, which expires in 2014. Teva and/or its API supplier are also involved in patent litigation in Canada, Italy and Israel with respect to this product. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In December 2006, pursuant to agreements with Anchen Pharmaceuticals, Inc. and Impax Laboratories, Inc., Teva commenced sales of Impax’s 300 mg bupropion hydrochloride extended-release tablets, which are AB-rated to Biovail’s Wellbutrin XL® tablets, 300 mg. Wellbutrin XL® tablets, 300 mg, marketed by GlaxoSmithKline, had U.S. sales of approximately $972 million for the twelve months ended September 2006. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the product launch. Following the launch, Biovail initiated proceedings in the United States District Courts for the District of Maryland and the District of Columbia against the FDA seeking injunctive relief. In the District of Maryland action, Biovail’s challenge concerned the FDA’s determination that a 30-month stay did not preclude approval of the Impax product because Biovail failed to sue within the 45-day period. Biovail’s request for preliminary injunctive relief was denied. In the District of Columbia action, Biovail is asserting that the Impax and Anchen products did not meet bioequivalence and labeling requirements. Although Biovail’s motion for injunctive relief included a motion for a temporary restraining order and was filed on December 18, 2006, the Court has not entered a decision on the motion. The parties have completed briefing on Biovail’s motion and a decision is pending. Biovail had previously initiated a patent infringement lawsuit against Impax involving its Paragraph IV certification to a formulation patent, which expires in 2018. Impax has filed a motion for summary judgment of non-infringement in that proceeding. Were Biovail ultimately to be successful in its allegation of patent infringement against Impax and be awarded damages, Teva could be required to pay a portion of those damages relating to the sales of Impax’s 300 mg bupropion hydrochloride extended-release tablets and be enjoined from selling that product.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgement was held in April 2006, but the Court has not yet ruled.

On July 18, 2006, Mutual Pharmaceuticals Company, Inc., AR Scientific, Inc. and AR Holding Company filed an action in the United States District Court for the Central District of California alleging that certain Teva subsidiaries falsely advertised that their quinine sulfate products had been approved by the FDA. The plaintiffs currently market a quinine sulfate product under the brand name “Qualaquin,” which Mutual introduced in July 2006. The plaintiffs’ complaint asserts claims under federal, state and common law for false advertising and unfair competition as well as claims of copyright infringement. On October 18, 2006, the Court enjoined Ivax Pharmaceuticals, Inc. from placing quinine sulfate on, and ordered the removal of pricing information for quinine sulfate, on any drug price list. Teva has appealed this ruling. Discovery will be completed in May 2007, and trial is set for late July 2007. In December 2006, the FDA ordered all firms, including Teva USA, to cease manufacturing unapproved quinine sulfate on or after February 13, 2007 and to cease shipping such products on or after June 13, 2007. If the Court’s final decision is adverse, Teva could face liability in the form of a payment to compensate the plaintiffs for lost profits.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva’s API plant. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation. On December 14, 2006, all parties executed a settlement agreement, which became effective upon approval by the court on December 28, 2006. In fulfilling its obligations under the settlement agreement, Teva expects that it will be required to incur certain costs or capital expenditures.

Teva’s subsidiaries in the United States and its territories are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, and other federal and similar state laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. While it is not feasible to predict the outcome of many of these proceedings brought by federal or state agencies or private litigants, Teva believes that such proceedings should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations, liquidity or capital resources. Teva has taken an active role in identifying and providing for these costs and such amounts do not include any reduction for anticipated recoveries of cleanup costs from insurers, former site owners or operators, or other recalcitrant potentially responsible parties.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products, were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity who purchased Provigil directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product and by Apotex, Inc. The Federal Trade Commission (“FTC”) has opened an investigation into these matters, and Teva intends to cooperate fully with the FTC.

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan, in a case pending in state court in San Joaquin County, California (the “California Action”) that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA. An agreement has been reached with the plaintiffs, subject to approval of the Court, to settle the California Action. An appropriate provision for the California Action has been included in these financial statements.

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

Teva USA, Sicor and Ivax (collectively, the “Teva parties”) are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by drug manufacturers. The manufacturers’ price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Separately, a series of class actions and other cases have been filed against over two dozen drug manufacturers, including Sicor, regarding allegedly inflated Medicare reimbursements. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court, for the District of Massachusetts (the “MDL”). Sicor is also a defendant in a federal false claims action, but has not been formally served with the complaint. This matter is under seal and includes many of the same defendants as the MDL.

Various state attorneys general, certain counties in New York and the City of New York have also filed actions relating to drug price reporting. In addition, purported class actions have been filed in Arizona and New Jersey. The foregoing cases involve reimbursements under Medicaid or other state programs. To date, the Teva parties (either collectively or individually) have been served in actions relating to programs in 17 states. The drug pricing cases are at various stages of litigation, and the Teva parties continue to defend them vigorously. An appropriate provision for certain of these matters has been included in these financial statements.

On October 30, 2006, IPI entered into an agreement with the office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney”) to toll the statute of limitations while that office and the Civil Division of the Department of Justice pursue an investigation into whether Ivax Pharmaceuticals, Inc. directly or indirectly offered or paid remuneration to customers, including but not limited to Omnicare, Inc., in order to induce such parties to recommend, prescribe or purchase Ivax Pharmaceuticals’ pharmaceutical products, and promoted, marketed and sold its products in violation of law. Ivax Pharmaceuticals is cooperating in the investigation. Because detailed allegations have not been revealed by the U.S. Attorney, Teva has no basis on which to determine the extent of Ivax Pharmaceuticals’ liability in connection with the investigation, and furthermore it is not feasible at this time to predict the outcome of the investigation with any certainty. The outcome could include the commencement of civil or criminal proceedings, the imposition of substantial fines or penalties and injunctive or administrative remedies.

NOTE 9—SHAREHOLDERS’ EQUITY:

a. Share capital:

As of December 31, 2006, there were 793 million ordinary shares issued and outstanding (December 31, 2005 - 647 million). These shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of ADRs, each of which represents one ordinary share, on the Nasdaq National Market in the United States. In addition, as at December 31, 2006 and 2005, there were 7 million and 11 million, respectively, of outstanding special shares, issued by a subsidiary, that are exchangeable at any time at the discretion of their holder into ordinary shares of the Company at a 1:1 ratio.

During the years ended December 31, 2006 and 2005, Teva spent $234 million and $379 million, respectively, to repurchase 7 million and 13 million, respectively, of its shares pursuant to repurchase plans, authorized by Teva’s board of directors in 2006 and 2004.

Ordinary shares net of Treasury shares at December 31, 2006 and 2005 amounted to 758 million and 619 million shares, respectively.

The Company issued to a certain subsidiary a total of 6 million ordinary and ordinary “A” shares, which do not confer on their holder voting rights or rights to appoint directors (other rights are identical to those of the ordinary shares) and are not listed for trading.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In January 2006, 123 million shares were issued in connection with the acquisition of Ivax (see note 2a).

In January 2004, 47 million shares were issued in connection with the acquisition of Sicor (see note 2a).

b. Registered offerings:

In December 2005, the Company filed a shelf registration statement with the U.S. Securities and Exchange Commission. Under this registration statement, the Company or one or more of its indirect wholly owned subsidiaries may, from time to time, sell shares, debt securities and/or any other securities described in the registration statement in one or more offerings. During 2006, Teva issued convertible senior debentures in an aggregate amount of $1,393 million (see note 7), and senior notes in an aggregate amount of $1,500 million (see note 6).

c. Stock-based compensation plans:

Stock-based compensation plans comprise employee stock option plans and RSUs.

In 1999, the Company’s board of directors approved an option plan for employees of the Group, under which senior employees in Israel, Europe and the United States could be granted options to purchase up to 8 million ordinary shares of the Company. Any option not exercised by the end of the exercise period will expire, unless the exercise period is extended by the board of directors. Through December 31, 2006, options to purchase 6 million ordinary shares were granted under this plan.

In August 2000, the Company’s board of directors approved an option plan under which, over five years, employees of the Group could be granted options to purchase up to 26 million ordinary shares of the Company. In addition to this authorization, in March 2003 the Company’s board of directors granted options to senior employees of Teva to purchase up to 9 million ordinary shares of the Company. During 2004, and further to the approval of August 2000, the board of directors approved the granting of options to purchase 5 million ordinary shares of the Company, of which the Chief Executive Officer and President of the Company was granted options to purchase 0.5 million ordinary shares at the exercise price of $25.03. Through December 31, 2006, options to purchase 25 million ordinary shares were granted at an exercise price equal to the closing price on NASDAQ or TASE, or the average price between the high and low prices on NASDAQ, as applicable, on the day of approval of each grant.

All options authorized but not granted by the board of directors under the plans described in the immediately preceding paragraphs have expired and are of no further effect except for approximately 0.1 million options which remain available for future grants.

In connection with Teva’s 100-year anniversary celebration, in July 2001 the Company’s board of directors approved an option plan under which options to purchase 3 million ordinary shares of the Company were granted to substantially all employees who were in the employ of the Group prior to September 1, 2000. Each such employee was granted options to purchase 400 ordinary shares at an exercise price of $13.89 (85% of the market value of the Company’s shares on date of grant). Certain other employees were granted options under the same plan to purchase 0.3 million ordinary shares of the Company, at an exercise price of $14.80.

On September 4, 2001, the board of directors resolved to grant to the former Chief Executive Officer and President of the Company options to purchase 0.3 million ordinary shares at the exercise price of $17.55. On February 14, 2002, the Board resolved to grant the following options: (i) to the former Chief Executive Officer and President of the Company, options to purchase 3 million ordinary shares, at an exercise price of $13.91, which was determined based on the price of the Company’s shares on the date the grant was approved at the shareholders’ meeting; (ii) to the Chief Executive Officer and President of the Company, options to purchase 1 million ordinary shares at the exercise price of $15.11; and (iii) to each of the former Chairman of the Board and the chairman of its executive committee at that time, options to purchase 0.1 million ordinary shares, at an exercise price of $13.91.

On July 27, 2005 the shareholders approved Teva’s 2005 Omnibus Long-Term Share Incentive Plan (“Omnibus Plan”), under which 50 million equivalent option units, which include both options exercisable into ordinary shares and RSUs were approved for granting. As of December 2006, the compensation committee of the Board had approved equivalent options of 4.6 million for allotment to officers and employees of the Company. Options and RSUs were allocated in a ratio of 1 RSU to approximately 3 options. Out of the total of 4.4 million equivalent options granted, 0.3 million RSUs were granted

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(equivalent to 0.8 million options) with the balance of 3.6 million being options at an average exercise price of $42.64 per option with an expiration date in 2012. The 0.3 million RSUs granted with a weighted average fair value of $42.56 at the date of grant have a similar vesting period and remaining contractual life as the options granted in the Omnibus Plan.

In November and December 2006, the compensation committee of the Board approved a framework for the grant of up to 10.4 million of additional equity awards to officers and employees under the Omnibus Plan and granted specific options. Options and RSUs were allocated in a ratio of 1 RSU being equivalent to 3.11 options. Out of the total 10.0 million equivalent options granted, 0.9 million RSUs (equivalent to 2.8 million options) with the balance of 7.2 million stock options, at an average exercise price of $32.44 per option, were granted. The 0.9 million RSUs were granted with a weighted average fair value of $31.35 at the date of grant and have a similar vesting period and remaining contractual life as the options granted in the Omnibus Plan.

The vesting period of the options and RSUs is generally 2 to 4 years from the date of grant. The rights of the ordinary shares obtained from exercise of options, or on the vesting of RSUs, will be identical to those of the other ordinary shares of the Company. The exercise period of the options granted is generally 5 to 7 years from the date of grant.

A summary of the status of the option plans as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2006		2005		2004
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	30,742	21.27	37,340	17.16	36,359	14.34
Changes during the year:
Granted*	23,557	23.08	3,657	42.30	8,981	22.50
Exercised	(10,959)	16.34	(9,997)	13.63	(7,705)	10.08
Forfeited	(676)	23.28	(258)	20.24	(295)	16.81

Balance outstanding at end of year	42,664	23.56	30,742	21.27	37,340	17.16

Balance exercisable at end of year	26,842	18.02	16,504	14.71	16,644	12.70

*	In 2006, options granted include 16 million vested stock options issued in connection with the acquisition of Ivax. In 2004, options granted include 4 million vested stock options issued in connection with the acquisition of Sicor. See note 2a.

The weighted average fair value of options granted during the years, excluding the vested award of stock options to Ivax and Sicor employees’ consequent to these acquisitions in 2006 and 2004, respectively (see note 2) estimated by using the Black & Scholes option-pricing model, was $9.1, $14.3 and $11.0 for the years ended December 31, 2006, 2005 and 2004, respectively. The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2006 - 0.9%, 2005 - 0.6% and 2004 - 0.7%; expected volatility of: 2006 - 25%, 2005 - 32% and 2004 - 37%; risk-free interest rates (in dollar terms) of: 2006 - 4.4%, 2005 - 4.3% and 2004 - 3.6%; and expected lives of: 2006 - 5 years, 2005 - 5 years and 2004 - 5 years.

The expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. As permitted by SAB 107, the Company used the simplified method to compute the expected option term for options granted in 2006. The dividend yield assumption reflects the expected dividend yield based on historical dividends. Pre-vesting forfeiture rates of between 1.5% to 1.7% were estimated based on pre-vesting forfeiture experience.

In November 2005, the FASB issued Staff Position (“FSP”) FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” Teva has elected to adopt the alternative transition method provided in FSP 123(R)-3 for computing the tax effects of stock-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method of establishing the additional paid-in capital pool related to the tax effects of employee stock-based compensation on adoption of FAS 123R.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables summarize information about the number of ordinary shares issuable upon: (1) options outstanding at December 31, 2006; and (2) options vested.

(1) Number of ordinary shares issuable upon exercise of options outstanding

Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	871	5.21	0.67	22,531
$ 9.85 – $14.38	8,898	13.46	3.14	156,781
$14.50 – $15.25	3,528	15.09	2.46	56,422
$15.50 – $18.25	2,294	17.57	3.21	30,992
$18.40 – $23.90	7,689	20.50	4.00	81,351
$24.00 – $28.35	4,660	25.31	3.51	26,889
$28.50 – $33.80	11,010	32.20	6.05
$35.55 – $40.00	170	36.06	1.79
$40.05 – $43.00	3,544	42.64	5.94

	42,664	23.56	4.21	374,966

(2) Number of ordinary shares issuable upon exercise of options vested

Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	871	5.21	0.67	22,531
$ 9.85 – $14.38	8,898	13.46	3.14	156,781
$14.50 – $15.25	3,528	15.09	2.46	56,422
$15.50 – $18.25	2,294	17.57	3.21	30,992
$18.40 – $23.90	6,316	20.57	4.16	66,380
$24.00 – $28.35	3,410	25.43	3.31	19,264
$28.50 – $33.80	1,355	31.79	4.07
$35.55 – $40.00	170	36.06	1.79

	26,842	18.02	3.28	352,370

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s stock price of $31.08 as of December 31, 2006, less the weighted average exercise price per range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of December 31, 2006 was 25.7 million.

The total intrinsic value of options exercised during the year ended December 31, 2006, 2005 and 2004 was $221 million, $198 million and $152 million, respectively, based on the Company’s average stock price of $36.52, $33.42 and $29.92 during the years then ended, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Status of non-vested RSUs

The fair value of RSUs is estimated based on the market value of the Company’s stock on date of award, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

The following table summarizes information about the number of RSUs issued and outstanding:

	Year ended December 31, 2006
	Number (in thousands)	Weighted average grant date fair value $
Balance outstanding at beginning of period	274	42.56
Granted	914	30.81

Balance outstanding at end of period	1,188	33.52

d. Retained earnings:

1)	Retained earnings available for distribution as cash dividends at December 31, 2006 includes amounts the distribution of which would attract tax of $406 million (see note 10a).

2)	Dividends are declared and paid in Israeli currency (“NIS”). Dividends paid per share in the years ended December 31, 2006, 2005 and 2004 were $0.31, $0.27 and $0.20, respectively. Subsequent to December 31, 2006, the Company declared an additional dividend of 0.40 NIS per share ($0.09 per share as of date of declaration) in respect of the fourth quarter of 2006.

NOTE 10—INCOME TAXES:

a. The Company and its Israeli subsidiaries:

Measurement of results for Israeli tax purposes

Results for Israeli tax purposes are measured on a real basis as adjusted for the increase in the Israeli Consumer Price Index (“Israeli CPI”). As explained in note 1a, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate—both on an annual and a cumulative basis—causes a difference between taxable income and income reflected in these financial statements.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes,” prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax basis of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “law”)

Various industrial projects of the Company and several of its Israeli subsidiaries have been granted “approved enterprise” status under the law. Income derived from these enterprises during a period of 10 years from the year in which these enterprises first realize taxable income, provided the maximum benefit period as determined by the law has not elapsed, is entitled to a tax exemption for undistributed profits for an initial period of 2 to 10 years, having regard to the benefit route the Company chose and the area in which the enterprises are located, and a reduced corporate tax rate for the remainder of the period.

The periods of tax benefits in respect of approved enterprises entitled to such benefits commenced in 1997-2006. Final approvals in respect of certain expansion programs have not yet been received. In the event of the distribution of dividends from the said tax-exempt income (either under the government grants route or under the alternative tax benefits route), the amount distributed will be subject to the tax rate it was exempted from (see also note 1j and 9d(i)).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The law also allows accelerated depreciation for tax purposes on buildings, machinery and equipment used by the “approved enterprise” during five tax years commencing in the first year of operation of each asset.

The entitlement to the above benefits is conditional upon the companies’ fulfilling the conditions stipulated by the law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund any amount of the benefit received, in whole or in part, with the addition of interest and linked to the Israeli CPI.

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969

The Company and certain of its Israeli subsidiaries currently qualify as “industrial companies” under the above law. In accordance with this law, such companies are entitled to certain benefits, including accelerated depreciation on industrial buildings and equipment, a deduction of 12.5% per year on the purchase price of a good-faith acquisition of patent and certain other intangible property rights, and the right to file consolidated tax returns. In addition, new regulations generally allow industrial equipment purchased during the period of July 1, 2005 through December 31, 2006 to be depreciated over a period of two tax years.

Currently, the Company files consolidated tax returns together with certain of its Israeli subsidiaries.

Tax rates in Israel applicable to income from other sources

Income not eligible for “approved enterprise” benefits, as mentioned above, is taxed at a regular rate. The regular corporate tax rate in Israel in 2006 was 31%. The corporate tax rate is to be gradually reduced as follows: in 2007—29%, in 2008—27%, in 2009—26% and in 2010 and onward—25%. Deferred income taxes balances have been adjusted accordingly; the effect of such adjustment was not material.

b. Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Certain manufacturing subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions.

Israeli income taxes and foreign withholding taxes were not provided for on undistributed earnings of the Company’s foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c. Deferred income taxes:

	December 31,
	2006	2005
	(U.S. $ in millions)
Short-term deferred tax assets (liabilities)—net:
Inventory related	$44	$8
Sales allowance reserves	81	15
Provisions for employee-related obligations	30	11
Unrealized profit from intercompany sales	115	54
Carryforward losses and deductions	35	6
Other	40	13

	345	107

Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(28)	(17)

	317	90

Long-term deferred tax assets (liabilities)—net:
Property, plant and equipment and intangible assets	(522)	(211)
Provisions for employee related obligations	14	6
Carryforward losses and deductions*	122	86
Other	(3)	11

	(389)	(108)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(80)	(35)

	(469)	(143)

	$(152)	$(53)

*	This amount represents the tax effect of carryforward losses and deductions and expires as follows: 2008-2009—$10 million; 2010-2021—$57 million. The remaining balance—$55 million—can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2006	2005
	(U.S. $ in millions)
Current assets – prepaid expenses and other current assets	$364	$95
Current liabilities – accounts payables and accruals	(47)	(5)
Investments and other assets	17	76
Long-term liabilities	(486)	(219)

	$(152)	$(53)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d. Income before income taxes is composed of the following:

	Year ended December 31,
	2006	2005	2004
	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$1,166	$748	$464
Non-Israeli subsidiaries *	(460)	560	140

	$706	$1,308	$604

*	The loss before tax in 2006 is mainly attributable to the acquisition of research and development in process which amounted to $1,295 million.

e. The provision for income taxes:

The Company and its affiliates are subject to tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. The Company believes that its accruals for tax liabilities are adequate for all open years. The Company considers many factors in making these assessments, including past history, recent interpretations of tax law, and the specifics of each matter. Because tax regulations are subject to interpretation and tax litigation is inherently uncertain, these assessments can involve a series of complex judgments about future events.

	Year ended December 31,
	2006	2005	2004
	(U.S. $ in millions)
Current:
In Israel	$39	$126	$104
Outside Israel	205	117	136

	244	243	240

Deferred:
In Israel	(44)	10	(10)
Outside Israel	(45)	(17)	37

	(89)	(7)	27

	$155	$236	$267

Reconciliation of the statutory tax rate of the Company in Israel to the effective consolidated tax rate:

	Year ended December 31,
	2006 *	2005	2004
Statutory tax rate in Israel	31.0%	34.0%	35.0%
Increase /(decrease) in effective tax rate due to:
Different tax rates applicable to non-Israeli subsidiaries	(10.9)%	(7.5)%	(12.6)%
Tax benefits arising from reduced tax rates under benefit programs	(35.0)%	(10.2)%	(17.8)%
Acquisition of research and development in process	64.3%		30.8%
Disallowable deductions	0.7%	0.3%	3.8%
Release of prior years’ provisions and other	(28.1)%	1.4%	5.1%

Effective consolidated tax rate	22.0%	18.0%	44.3%

*	The large component percentages in 2006 reflect the lower income before taxation in 2006, which is primarily due to the write-off of research and development in process, consequent to the Ivax acquisition, which amounted to $1,277 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

f. Tax assessments:

The Company and its subsidiaries in Israel have received final tax assessments through tax year 2004. Subsidiaries in North America and Europe have received final tax assessments mainly through tax years 2003 and 2005, respectively.

NOTE 11—ADDITIONAL FINANCIAL STATEMENT INFORMATION:

a. Inventories:

	December 31,
	2006	2005
	(U.S. $ in millions)
Raw and packaging materials	$477	$291
Products in process	279	149
Finished products	1,097	636

	1,853	1,076
Materials in transit and payments on account	26	38

	$1,879	$1,114

b. Marketable securities:

1)	Available-for-sale securities:

Comprised mainly of debt securities

At December 31, 2006 and 2005 the fair market value, cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair market value	Cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2006	$1,090	$1,084	$16	$10
December 31, 2005	$1,093	$1,088	$15	$10

In connection with the acquisition of Ivax in January, 2006, Teva reclassified the major portion of held-to-maturity securities as available-for-sale securities at December 31, 2005.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2)	The marketable securities, which comprise substantially of available for sale securities, are presented in the balance sheets as follows:

	December 31,
	2006		2005
	(U.S. $ in millions)
Cash and cash equivalents	$15		$29
Short-term investments	712		935
Investments and other assets	363	*	129

	$1,090		$1,093

*	Including debt securities which mature as follows:

December 31, 2006
(U.S. $ in millions)
2008	212
2009	34
2010	21
2011	6
2012 and thereafter	19

$292

c. Short-term credit:

Short-term debt is comprised of loans mainly from banks, senior convertible notes and debentures with an earliest date of redemption within twelve months, current portion of long-term loans and bank overdrafts. Loans were obtained from banks at a weighted average interest rate of 5.0% and 3.4% at December 31, 2006 and 2005, respectively.

As of December 31, 2006, the Group had about $370 million available under unused lines of credit.

d. Accounts payable and accruals:

	December 31,
	2006	2005
	(U.S. $ in millions)
Sales reserves and allowances	$1,556	$733
Accruals and provisions	772	457
Trade creditors	614	360
Income taxes payable and deferred taxes	133	205
Employees and employee-related obligations	254	130

	$3,329	$1,885

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

e. Financial instruments and risk management:

1) Foreign exchange risk management:

The Group enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge cash flows (mainly in dollars) resulting from existing assets and liabilities as well as anticipated transactions for the next twelve months that are probable, in currencies other than the functional currency. In addition, the Group takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following currencies: European (mainly the Euro, Hungarian Forint (HUF), British Pound (GBP) and Swiss Franc (CHF)), New Israeli Shekel (NIS), Canadian Dollar (CAD $), Russian Ruble (RUB) and Czech Republic Koruna (CZK). The writing of options is part of a comprehensive currency hedging strategy.

These transactions are for periods of less than one year. As the counterparties to the derivatives are major banks, the Company considers the inherent credit risks to be remote.

2) Interest rate swaps:

In November 2005, the Company entered into an interest rate swap transaction in connection with funds required for financing the Ivax acquisition. The purpose of the transaction was to fix the interest rate for the 10- and 30-year financing of $500 million and $250 million, respectively. During January 2006, and upon completion of the Ivax acquisition, the Company entered into an offsetting transaction effectively closing the aforementioned interest swap transaction. This derivative did not qualify for hedge accounting under FAS 133, and was recognized on the balance sheet at its fair value, with changes in the fair value carried to the statements of income and included in financial expenses—net.

During 2002, the Company entered into two interest rate swap agreements with respect to the portion of the senior notes due 2008 issued in a private placement during 1998 (see note 6a). As a result of these agreements, Teva is currently paying an effective interest rate of LIBOR plus 1.0% on $30 million of these notes and a fixed rate of 4.5% on the remaining $45 million of these notes, as compared to the original 6.9% fixed rate. While the cash flows of interest payable and receivable under the two interest rate swap transactions are to take place on the same dates through the remaining life of these transactions, under FAS 133 only one interest rate swap transaction qualifies for hedge accounting and is accounted for as such (see note 6a).

3) Fair value of financial instruments:

The financial instruments of the Group consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term liabilities, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables of the Group is usually identical or close to their carrying value. The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the convertible senior notes and debentures, included under long-term liabilities, based on quoted market values and prevailing market rates, amounted to $2,480 million at December 31, 2006 (December 31, 2005—$1,866 million).

The fair values and the carrying amounts of derivatives and senior convertible notes and debentures with an earliest date of redemption within twelve months, are assets of $74 million and liabilities of $322 million at December 31, 2006, and assets of $8 million and liabilities of $42 million at December 31, 2005. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

f. Information on operating segments:

Operating segments:

1) General:

Financial reports to Teva’s chief executive officer (its “chief operating decision maker”) evolve over time as Teva’s business develops and following major acquisitions. The chief operating decision maker reviews financial information on the following main disaggregated components of Teva’s business, on a quarterly basis:

a) Pharmaceutical business: sales, detailed by countries and major products; operating income data, detailed by: (i) generic pharmaceutical products, by geographic regions, as described below; (ii) global non-generic products, primarily Copaxone®; (iii) animal health; (iv) manufacturing and production of certain locations; and (v) research and development. Teva’s pharmaceutical business operates in three main regions (clusters): North America, Western Europe and International (which represents areas outside of North America and Western Europe). Each cluster is managed by an executive who reports directly to the chief executive officer.

b) Active Pharmaceutical Ingredients (“API”) business—operating income data.

c) Administration—corporate expenses.

The Group’s reportable segments are strategic businesses differentiated by the nature of their products and customers. The segments are managed separately due to the differences in production technologies and marketing methods. Accordingly, Teva provides information regarding its Pharmaceutical segment and its API segment, which comprise discrete strategic businesses. The Pharmaceutical segment is engaged in the development, production, marketing and distribution of drugs in various dosages and forms, in most areas of medicinal treatment and disposable hospital supplies. The API segment is engaged in the development, production, marketing and distribution of API for the pharmaceutical industry, mainly to the Group’s Pharmaceutical segment.

2) Information on revenues and profits of the reportable operating segments:

a) Measurement of revenues and profits of the operating segments:

The measurement of revenues of the reportable operating segments is based on the same accounting principles applied in these financial statements.

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

The Company does not report total assets by segments as such information is not used by management, or has not been accounted for at the segment level.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b) Financial data relating to reportable operating segments:

	Pharmaceuticals	API	Total
	(U.S. $ in millions)
Year ended December 31, 2006:
Net sales:
To unaffiliated customers	$7,821	$587	$8,408
Intersegment		740	740

Total net sales	$7,821	$1,327	$9,148

Operating income*	$372	$589	$961

Goodwill (at end of year)	$7,346	$692	$8,038

Expenditures for segment assets	$259	$114	$373

Depreciation and amortization	$355	$72	$427

Year ended December 31, 2005:
Net sales:
To unaffiliated customers	$4,726	$524	$5,250
Intersegment		543	543

Total net sales	$4,726	$1,067	$5,793

Operating income	$983	$435	$1,418

Goodwill (at end of year)	$2,024	$438	$2,462

Expenditures for segment assets	$220	$99	$319

Depreciation and amortization	$177	$62	$239

Year ended December 31, 2004:
Net sales:
To unaffiliated customers	$4,298	$501	$4,799
Intersegment		439	439

Total net sales	$4,298	$940	$5,238

Operating income*	$309	$370	$679

Goodwill (at end of year)	$2,099	$473	$2,572

Expenditures for segment assets	$207	$122	$329

Depreciation and amortization	$163	$54	$217

*	Operating income for the year ended December 31, 2006 of the pharmaceutical segment included acquisition of research and development in process, litigation settlement, impairment and restructuring expenses, in the amounts of $1,295 million, $50 million, $36 million and $10 million, respectively. Operating income for the year ended December 31, 2004 of the Pharmaceutical segment included acquisition of research and development in process and impairment of product rights, in the amounts of $597 million and $30 million, respectively.

Sales of one pharmaceutical product were approximately 10%, 12% and 10% of total net sales to unaffiliated customers for the years ended December 31, 2006, 2005 and 2004, respectively. Sales to one major customer in the Pharmaceutical segment, as a percentage of total consolidated sales, for the years ended December 31, 2006, 2005 and 2004 were 9%, 12% and 10%, respectively. The balance due from the Company’s largest customer accounted for 23% of the trade accounts receivable balance at December 31, 2006.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c) Following is a reconciliation of the net sales, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2006	2005	2004
	(U.S. $ in millions)
Net sales:
Total sales of reportable segments	$9,148	$5,793	$5,238
Elimination of intersegment sales	(740)	(543)	(439)

Total consolidated net sales	$8,408	$5,250	$4,799

Operating income:
Total operating income of reportable segments	$961	$1,418	$679
Amounts not allocated to segments:
Elimination of intersegment items	(56)	(33)	(29)
General and administrative expenses	(93)	(66)	(66)
Other expenses	(11)	(7)	(6)

Consolidated operating income	801	1,312	578
Financial income (expenses)—net	(95)	(4)	26

Consolidated income before income taxes	$706	$1,308	$604

3) Geographical information:

Net sales by geographical areas:

	Year ended December 31,
	2006	2005	2004
	(U.S. $ in millions)
Israel	$343	$307	$285
United States	4,734	2,873	2,828
Western Europe *	2,036	1,529	1,245
Other	1,295	541	441

	$8,408	$5,250	$4,799

*	Includes Hungary.

The geographical sales information is classified by the geographical location of the customers.

Property, plant and equipment—by geographical location:

	December 31,
	2006	2005
	(U.S. $ in millions)
Israel	$663	$536
United States	416	243
Hungary	242	204
Other	872	378

	$2,193	$1,361

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3) Sales by therapeutic category, as a percentage of total sales, were as follows:

	Year ended December 31,
	2006	2005	2004
Central Nervous System	20%	23%	24%
Anticancer and Autoimmune	15%	18%	14%
Cardiovascular	20%	17%	19%
Anti-Infectives (includes antibiotics)	9%	11%	8%
Gastro-Intestinal and Metabolism	6%	7%	8%
Musculo-Skeletal	3%	5%	5%
Respiratory	6%	5%	2%
Other *	21%	14%	20%

	100%	100%	100%

*	Includes nine other therapeutic categories.

g. Litigation settlement, impairment and restructuring expenses:

	Year ended December 31,
	2006	2005	2004
	(U.S. $ in millions)
Litigation settlement *	$50	$—	$—
Impairment	36	—	30
Restructuring expenses	10	—	—

	$96	$—	$30

*	Litigation settlement in connection with the $62 million settlement agreement between Teva and Pfizer with the remaining amount mainly presented in product rights – see note 8b.

h. Financial income (expenses)—net:

	Year ended December 31,
	2006	2005	2004
	(U.S. $ in millions)
Interest expense	$(179)	$(34)	$(42)
Income from investments	64	45	27
Exchange differences (loss) gain	(61)	10	(14)
Income (loss) from derivative financial instruments	81	(25)	55

Total finance income (expense)	$(95)	$(4)	$26

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

i. Earnings per share:

The net income and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. $ in millions)
Net income	$546	$1,072	$332
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	6	9	11

Net income used for the computation of diluted earnings per share	$552	$1,081	$343

Weighted average number of shares used in the computation of basic earnings per share	756	618	613
Add:
Additional shares from the assumed exercise of employee stock options and RSUs	14	13	16
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	35	50	59

Weighted average number of shares used in the computation of diluted earnings per share	805	681	688

In computing diluted earnings per share for the year ended December 31, 2006, no account was taken of the potential dilution of convertible senior debentures and convertible senior subordinated notes, issuable upon assumed conversion, amounting to 17 million weighted average shares, and stock options outstanding, issuable upon assumed exercise, amounting to 6 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

For the sake of clarity, the following table details the number of ordinary shares and special shares less treasury shares as of each balance sheet date:

	December 31,
	2006	2005	2004
	(Number of shares, in millions)
Ordinary shares—issued and outstanding	793	647	627
Special shares—see note 9a	7	11	12

	800	658	639
Treasury shares	(35)	(28)	(15)

	765	630	624

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements, of management’s assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated February 28, 2007 appearing in the 2006 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel February 28, 2007	/s/ KESSELMAN & KESSELMAN
Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2006

(U.S. $ in millions)

Column A	Column B	Column C			Column D	Column E
	Balance at beginning of period	Charged to costs and expenses		Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2006	$34		$8	$28	$(4)	$66

Year ended December 31, 2005	$36		$(3)	$3	$(2)	$34

Year ended December 31, 2004	$24	$	*	$12	$ *	$36

Allowance in respect of carryforward tax losses:
Year ended December 31, 2006	$52		$16	$42	$(2)	$108

Year ended December 31, 2005	$102		$(6)	$(26)	$(18)	$52

Year ended December 31, 2004	$81		$3	$17	$1	$102

S-2