Form 20-F
period 2007-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2008-02-29
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Not Applicable

(Translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

5 Basel Street P.O. Box 3190 Petach Tikva 49131, Israel
(Address of principal executive offices)

Dan S. Suesskind Chief Financial Officer Teva Pharmaceutical Industries Limited 5 Basel Street P.O. Box 3190 Petach Tikva 49131, Israel Tel: 972-3-926-7267 Fax: 972-3-926-7472
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

808,421,940 Ordinary Shares

607,155,456 American Depositary Shares

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

(ii)

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Market share data are based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”).

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which express management’s current beliefs or expectations with regard to future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements relate to, among other things:

•	our business strategy;

•	the development and launch of our products, including product approvals;

•	our projected revenues, market share, net income margins and capital expenditures; and

•	our liquidity.

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

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”). Please also see the cautionary discussion of risks and uncertainties under “Item 3: Key Information – Risk Factors” starting on page 5 of this report. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

ITEM 1:	NOT APPLICABLE

ITEM 2:	NOT APPLICABLE

ITEM 3:	KEY INFORMATION

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

The following selected financial data for each of the years in the three-year period ended December 31, 2007 and at December 31, 2007 and 2006 are derived from Teva’s audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2004 and at December 31, 2005, 2004 and 2003 are derived from audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

The selected financial data should be read in conjunction with the financial statements, related notes and other financial information included in this report.

The currency of the primary economic environment in which the operations of Teva and its subsidiaries in Israel and in the United States are conducted is the U.S. dollar. The functional currency of most of Teva’s other subsidiaries (principally operating in Western Europe, Central and Eastern Europe, Latin America and Canada) is the respective local currency.

Operating Data

	For the year ended December 31,
	2007	2006	2005	2004	2003
	U.S. dollars in millions (except per share amounts)
Net sales	9,408	8,408	5,250	4,799	3,276
Cost of sales	4,531	4,149	2,770	2,560	1,758

Gross profit	4,877	4,259	2,480	2,239	1,519
Research and development—net	581	495	369	338	214
Selling, general and administrative expenses	1,901	1,572	799	696	521
Acquisition of in-process research and development		1,295		597
Income from GSK litigation settlement					100
Litigation settlement, impairment and restructuring expenses		96		30	7

Operating income	2,395	801	1,312	578	877
Financial income (expenses)—net	(42)	(95)	(4)	26	(5)

Income before income taxes	2,353	706	1,308	604	872
Provision for income taxes	397	155	236	267	181

Share in profits (losses) of associated companies—net	(3)	(3)	2	(1)	1
Minority interests in profits of subsidiaries—net	(1)	(2)	(2)	(4)	(1)

Net income	1,952	546	1,072	332	691

Earnings per share(1) —Basic ($)	2.54	0.72	1.73	0.54	1.29

—Diluted ($)	2.38	0.69	1.59	0.50	1.16

Weighted average number of shares (in millions)—Basic	768	756	618	613	539

—Diluted	830	805	681	688	609

(1)	Historical figures have been adjusted to reflect the 2-for-1 stock split effected in June 2004.

Balance Sheet Data

	As at December 31,
	2007	2006	2005	2004	2003
	(U.S. dollars in millions)
Working capital	4,488	3,569	3,245	1,998	2,022
Total assets	23,412	20,471	10,387	9,632	5,916
Short-term credit, including current maturities:
Short-term debt	1,841	742	375	560	644
Long-term debt, net of current maturities:
Convertible senior debentures	1,433	2,458	1,314	1,513	450
Senior notes and loans	1,914	2,127	459	215	366
Total long-term debt	3,347	4,585	1,773	1,728	815
Minority interests	36	35	8	11	7
Shareholders’ equity	13,724	11,142	6,042	5,389	3,289

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

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 20%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In Teva’s case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. The rate of tax withheld on the dividend declared for the fourth quarter of 2007 was 16.5%.

The following table sets forth the amounts of the dividends paid in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share). All figures have been adjusted to reflect the 2-for-1 stock split effected in June 2004.

	2007	2006	2005	2004	2003
	In cents per share
1st interim	9.5	7.6	7.0	5.0	3.7
2nd interim	10.1	7.7	7.0	5.0	3.7
3rd interim	9.4	7.9	6.4	5.0	3.7
4th interim	10.1	9.4	7.2	6.9	5.0

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

Our financial results depend, to a significant degree, upon our ability to successfully commercialize additional generic and innovative pharmaceutical products as well as active pharmaceutical ingredients. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time-consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Our ability to introduce and benefit from new products may depend upon our ability to successfully challenge patent rights held by branded companies or otherwise develop non-infringing products. The continuous introduction of new pharmaceutical products as well as active pharmaceutical ingredients is critical to our business.

Our revenues and profits from generic pharmaceutical products generally decline as competitors introduce their own generic equivalents.

Net selling prices of generic drugs typically decline, sometimes dramatically, especially as additional companies receive approvals and enter the market for a given product and competition intensifies. In particular, we are facing increasing competition from brand-name companies in addition to local and foreign generic companies. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new companies selling such product and the timing of approvals of those products. Our overall profitability depends on, among other things, our ability to continuously and timely introduce new products.

Our revenues and profits are closely tied to our success in obtaining U.S. market exclusivity for generic versions of significant products.

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product. For example, our 2007 operating results included major contributions from products sold with U.S. market exclusivity, such as pantoprazole. Our ability to achieve sales growth and profitability is dependent on our success in challenging patents and/or developing non-infringing products and launching products with U.S. market exclusivity. In addition, the flow of potential new generic products with exclusivity and the size of the product opportunities vary significantly from year-to-year, or even from quarter-to-quarter. Failure to continue to obtain such market exclusivities could have a material adverse effect on our sales and profitability.

If we elect to sell a generic product prior to the final resolution of outstanding patent litigation, we could be subject to liability for damages.

At times, we or our partners seek approval to market generic products before the expiration of patents relating to those products, based upon our belief that such patents are invalid or otherwise unenforceable, or would not be infringed by our products. As a result, we are involved in patent litigation, the outcome of which, in certain cases, could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to sell a generic product even though litigation is still pending – whether before any court decision is rendered or while an appeal of a lower court decision is pending. For example, we launched, and continue to sell, generic versions of Allegra®, Neurontin®, Lotrel® and Protonix®, despite the fact that litigation with the companies that sell these branded products is still pending.

To the extent we elect to proceed in this manner, and the final court decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and to face substantial liability for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing products. These damages may be significant, and could materially adversely affect our business. In the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner and not based on the profits we earned. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products.

Although we currently have insurance coverage for certain of the specified types of damage described above, we may be subject to claims that are subject to our deductible, involve a co-insurance participation, exceed our policy limits or relate to damages that are not covered by our policy. In addition, there is a very limited market for such insurance coverage.

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

A significant proportion of our sales are made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers, which represent an essential part of the distribution chain of pharmaceutical products, are continuing to undergo significant consolidation. This consolidation may provide our customers with additional purchasing leverage and consequently increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions enable those groups to extract price discounts on our products.

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

The time from discovery to a possible commercial launch of an innovative product is substantial and involves multiple stages during which the product may be abandoned as a result of such factors as serious developmental problems, the inability to achieve our clinical goals, the inability to obtain necessary regulatory approvals in a timely manner, if at all, and the inability to produce and market such innovative products successfully and profitably. In addition, we face the risk that some of the third parties we collaborate with may fail to perform their obligations. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profits.

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

Regulations to permit the sale of biotechnology-based products as bioequivalent or biosimilar drugs, primarily in the U.S., may be delayed, or may otherwise jeopardize our investment in such products.

We have made, and expect to continue to make, significant investments in our ability to develop and produce biotechnology-based products, most recently including our acquisition for $400 million of CoGenesys Inc. Although some of these products may be sold as branded, innovative products, one of our key strategic goals in making these investments is to position Teva at the forefront of the development of bioequivalent or biosimilar generic versions of currently marketed biotechnology products. To date, in many markets, most notably the U.S., there does not yet exist a clear legislative or regulatory pathway for the registration and approval of such “biogeneric” products. Significant delays in the development of such pathways, or significant impediments that may be built into such pathways, could diminish the value of the investments that we have made, and will continue to make, in our biotechnology capabilities.

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

We may not be able to consummate and integrate future acquisitions.

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

Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions that enable us to execute our business strategy.

•	We compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•	We may not be able to obtain the necessary regulatory approvals, including those of competition authorities, in countries where we are seeking to consummate acquisitions.

•	We may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

•	We may fail to successfully integrate acquisitions in accordance with our business strategy.

•

We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent infringement or product liability claims.

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

In the United States, the Deficit Reduction Act of 2005 mandated a new regulation, which became effective in part on October 1, 2007, establishing the method by which pharmaceutical manufacturers, including us, must calculate “average manufacturer price.” The Act strongly encouraged state Medicaid programs to utilize this average manufacturer price in the future as the benchmark for prescription drug reimbursement in place of the previous, widely used benchmark of average wholesale price. The Act also changed the method used to determine the federal upper limit on payment for generic drugs. Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. Federal reimbursements to states for the federal share of those payments are subject to this federal ceiling, which, effective January 1, 2007, was 250% of the average manufacturer price for generic drugs. This price limit may have the effect of reducing the reimbursement rates for certain medications that we currently sell. We are reviewing the potential impact of these provisions on our business and profitability and have not yet been able to draw conclusions, because the implementation of certain provisions of the final regulations promulgated under the Act has been stayed by litigation. We do not know how long the court-ordered stay will remain in effect or what the final outcome will be.

The success of our innovative products depends on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our innovative products depends, in part, on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products, especially Copaxone® , our leading innovative product.

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

Because we have substantial international operations, our sales and, to a lesser extent, our profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

Over 40% of our revenues is from sales outside of the United States. As a result, we are subject to significant foreign currency risk, including foreign currency payment restrictions in certain countries. An increasing amount of our sales, particularly in Latin America and Central and Eastern European countries, is recorded in local currencies, which exposes us to the direct risk of local currency devaluations or fluctuations. We may also be exposed to credit risks in some of these less developed markets.

Our failure to comply with applicable environmental laws and regulations worldwide could adversely impact our business and results of operations.

We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater. Under certain laws, we may be required to remediate contamination at certain of our properties, regardless of whether the contamination was caused by us or by previous occupants of the property.

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

An increasing amount of intangible assets and goodwill on our books may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill, trade names and acquired product and marketing rights are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily as a result of our recent acquisitions. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations. For a discussion of how we determine whether an impairment has occurred and what factors could result in an impairment, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and “Item 18. Financial Statements—Note 1.”

ITEM 4:	INFORMATION ON THE COMPANY

Introduction

Teva Pharmaceutical Industries Limited is a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. It is the leading generic drug company in the world, as well as in the United States, in terms of total and new prescriptions. Teva also has a significant and growing innovative pharmaceutical business, whose principal products are Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, as well as an expanding proprietary specialty pharmaceutical business, which consists primarily of respiratory products. Teva’s active pharmaceutical ingredient (“API”) business sells to third-party manufacturers and provides significant vertical integration to Teva’s own pharmaceutical production.

Teva’s global operations are conducted in North America, Europe, Latin America, Asia and Israel. Teva has operations in more than 50 countries, as well as 36 pharmaceutical manufacturing sites in 16 countries, 17 generic R&D centers operating mostly within certain manufacturing sites and 18 API manufacturing sites around the world. During 2007, Teva generated approximately 58% of its sales in North America, 25% in Western Europe (including Hungary) and 17% in other regions (primarily Latin America, including Mexico, Israel and Central and Eastern Europe). For a breakdown of Teva’s sales by business segment and by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects—Results of Operations—Sales—General.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Its executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267. The Company’s website is www.tevapharm.com.

Strategy

In 2007, Teva undertook a company-wide strategic review. The results of the strategic review highlighted key opportunities for growth and led Teva to set a goal of doubling the size of its business by 2012 and generating revenues of $20 billion and net income margins exceeding 20%.

The review was designed to clarify Teva’s aspirations and targets, and to develop a strategy to achieve those targets over the next five years and beyond. In particular, Teva’s growth strategy includes the following elements:

•

Increased Market Share: Increasing Teva’s market share in key markets, including an extension of its leadership position in the world’s largest generic market, the U.S., and the establishment and enhancement of leadership positions in the European Union, Latin America and other important international markets;

•

Accelerated Investment in Product Portfolio: Doubling R&D capabilities and production capacity with a focus on capturing an increasing number of first-to-market opportunities in key markets, including Paragraph IV filings in the U.S.;

•

Redefined Customer Service: Rapidly responding to customers’ most significant needs by – among others—broadening Teva’s product portfolio and executing an increasing number of launches, optimizing a truly global supply chain, helping customers more efficiently manage their inventory and customizing shipping methods based on specific customer needs;

•

Biopharmaceuticals: Continuing to invest in technologies, infrastructure and capabilities to develop and produce affordable biopharmaceuticals, including biogenerics, leveraging Teva’s bioformulation and manufacturing expertise; and

•

Innovative Pharmaceuticals: Focusing on niche therapeutic areas, including products with differentiated clinical attributes that will provide real economic value for patients and health insurers by leveraging the Company’s unique sourcing opportunities.

Pharmaceutical Products

Generic Products

Generic pharmaceuticals are the chemical and therapeutic equivalents of brand-name drugs and are typically sold under their chemical names at prices substantially below those of the brand-name pharmaceuticals. Generics are required to meet similar governmental regulations as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country. Generic pharmaceuticals may be manufactured and marketed only if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired, been challenged and invalidated, or otherwise legally circumvented.

Generic pharmaceuticals are benefiting from increasing awareness and acceptance on the part of consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generics for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. Teva believes that these factors, together with an aging population and a corresponding increase in healthcare costs, as well as the large number of branded products losing patent protection over the coming years, should lead to continued global expansion of the generic pharmaceuticals market.

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

Teva believes that its generic business provides it with an advantage over many of its competitors in its major markets as a result of capabilities that add value for its customers, including the following:

•	global research and development facilities that enable Teva to have the broadest product line and the most extensive generic pipeline in the U.S. as well as a leading global generic pipeline;

•

manufacturing facilities inspected by the FDA and other regulatory authorities and located in a variety of countries around the world, which provide Teva with a broad array of production technologies and with the ability to concentrate production to achieve economies of scale;

•	an API business that offers a stable, high-quality supply, as well as vertical integration efficiencies;

•	modern, high-volume, cost-effective production facilities that enable Teva to achieve attractive profit margins in a highly competitive environment; and

•	high-volume, technologically advanced distribution facilities that enable Teva to deliver new products to our clients quickly and efficiently.

These capabilities enable Teva to respond, on a global scale, to a wide range of requirements (both therapeutic and economic) of patients, customers and healthcare providers.

North America

Teva’s principal U.S. subsidiary (“Teva USA”) is the leading generic drug company in the U.S. Teva USA markets over 300 generic products in more than 1,000 dosage strengths and packaging sizes. Teva USA also has the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. Teva believes that the breadth of its product offerings has been and will continue to be of strategic significance as the generics industry continues to grow and as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

In 2007, Teva maintained its position as the U.S. generic market leader in total prescriptions and new prescriptions, with total prescriptions increasing from approximately 409 million in 2006 to approximately 437 million in 2007, representing 18% of total generic prescriptions. Teva’s share of total pharmaceutical prescriptions was also the highest of any company, branded or generic, in the U.S. pharmaceutical industry. Teva expects that its leadership position will continue to increase as a result of its ability to continually introduce new generic equivalents for brand-name products on a timely basis, its emphasis on regulatory compliance and high-volume cost-effective production, its increased capacity, its customer service and the breadth of its product line.

Several factors have affected the U.S. generics industry in recent years, including consolidation at all levels, the introduction of a Medicare prescription drug program, and the efforts of brand companies to fight generic competition. Industry consolidation, which has taken place among pharmacy chains, wholesalers, benefit managers and generic producers themselves, has generally resulted in fewer, but larger, players throughout the supply chain, from manufacturers to middlemen to customers.

Products. Teva USA manufactures and sells generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants. In 2007, Teva launched 25 generic versions of the following branded products in the U.S. (listed in order of launch):

Brand Name	Generic Name	Launch Date	Brand Product Market Size (U.S. $ millions)
Mavik®	trandolapril	02/2007	$40
Zithromax®	azithromycin	03/2007	$55
Dostinex®	cabergoline	03/2007	$65
Uniretic®	hydrochlorothiazide moexipril HCl	03/2007	$28
Depo-testosterone®	testosterone cypionate	04/2007	$42
Ambien®	zolpidem tartrate	04/2007	$1,569
Omnicef® (capsules)	cefdinir	05/2007	$300
Omnicef® (suspension)	cefdinir	05/2007	$515
Lotrel®	amlodipine besylate benazepril HCl	05/2007	$2,090
Xanax XR®	alprazolam	06/2007	$37
Focalin®	dexmethylphenidate HCl	06/2007	$23
Zofran®(OD tablets)	ondansetron	07/2007	$282
Zofran®(tablets)	ondansetron	07/2007	$591
Lamisil®	terbinifine	07/2007	$523
Norvasc®	amlodipine besylate	07/2007	$2,090
Ifex®	ifosfamide	07/2007	$13
Adriamycin®	doxorubicin HCl	08/2007	$28
Ellence®	epirubicin HCl	08/2007	$37
Famvir®	famciclovir	09/2007	$214
Coreg®	carvedilol	09/2007	$1,654
Cerebyx®	fosphenytoin sodium	09/2007	$69
Penlac®	ciclopirox	09/2007	$79
Accupril®	quinapril HCl	09/2007	$118
Rocephin®	cerftriaxone	12/2007	$121
Protonix® (DR tablets)	pantoprazole sodium	12/2007	$2,499

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

In 2007, Teva USA received, in addition to 26 final generic drug approvals, 18 tentative approvals. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached or a 30-month regulatory stay lapses. The 18 tentative approvals received were for generic equivalents of the following products:

Brand Name	Generic Name	Brand Product Market Size (U.S.$ millions)
Pravachol®	pravastatin, 80 mg	$103
Imitrex®	sumatriptan	$1,002
Avapro®	irbesartan	$466
Kytril®	granisetron HCl	$41
Avandamet®	metformin HCl rosiglitazone maleate	$343
Viagra®	sildenafil citrate	$842
Starlix®	nateglinide	$133
Propecia®	finasteride	$158
Gemzar®	gemcitabine HCl	$712
Avalide®	hydrochlorothiazide irbesartan	$368
Altace®	ramipril	$920
Symbyax®	fluoxetine HCl olanzepine	$64
Razadyne®	galantamine HBr	$116
Revatio®	sildenafil citrate	$123
Zyvox®	linezolid	$422
Valtrex®	valacyclovir HCl	$1,604
Hyzaar®	hydrochlorothiazide losartan potassium	$622
Requip®	ropinerole HCl	$491

Teva’s potential for revenue growth from generic products in the U.S. is closely related to its pipeline of pending ANDAs with the FDA, as well as tentative approvals already granted. As of February 7, 2008, Teva had 160 product registrations awaiting FDA approval (including some products through strategic partnerships), including 44 tentative approvals. Collectively, the brand-name versions of these 160 products had U.S. sales in 2007 exceeding $100 billion. Of these applications, 92 were “Paragraph IV” applications challenging patents of branded products. Teva believes it is the first to file with respect to 49 of these products, the branded versions of which had U.S. sales of more than $40 billion in 2007, and anticipates final approvals for most of these applications within the next three years.

In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies are rewarded with a 180-day period of marketing exclusivity, as provided by law, for successfully challenging or circumventing these patents. As part of its strategy, Teva actively reviews pharmaceutical patents and seeks opportunities to challenge patents that it believes are either invalid or are not infringed by its generic version. In addition to the financial benefits to Teva associated with marketing exclusivity, Teva believes that its patent challenges improve healthcare by allowing consumers earlier access to more affordable, high quality medications.

Canada. Through Novopharm, its Canadian subsidiary, Teva manufactures and markets generic prescription pharmaceuticals in Canada. Novopharm is the second largest generic company in Canada and the tenth largest pharmaceutical company, based on IMS data, with a product portfolio that includes 181 generic products which are sold in approximately 700 dosage forms and packaging sizes. Novopharm’s product portfolio has the broadest market coverage based on generic dollar sales.

In Canada, the Therapeutic Products Directorate of Health Canada requires companies to make an abbreviated new drug submission in order to receive approval to manufacture and market generic pharmaceuticals. During 2007, Novopharm launched generic equivalents of the following 11 brand products: Altace®, DDAVP®, Flomax®, Navelbine®, Pariet®, Prinivil®, Rosephin (injectable)® , Vaseretic®, Vasotec®, Zestril® and Zyprexa®.

As of the end of 2007, Novopharm had applications for 62 products awaiting approval of the Therapeutic Products Directorate. Collectively, the branded versions of these products had Canadian sales in 2007 of approximately U.S. $3.8 billion.

In Canada, Novopharm has a sales force that markets generic products to wholesalers and retail chains, reaching approximately 7,500 pharmacies. Novopharm also has a hospital sales division, which offers 50 injectable products and covers approximately 900 hospitals throughout Canada. Canada continues to see consolidation of independent retail pharmacies and increased expansion of retail chains. The top five retail chain customers in Canada represent approximately 50% of the dollar market. The business is conducted primarily through multi-year contracts with major group purchasing organizations or hospital buying groups.

Collaborations. As part of its strategy to reach the market with generic versions as early as possible, Teva seeks to enter into alliances with partners to acquire rights to products it does not have and/or to otherwise share development costs or litigation risks or resolve patent barriers to entry.

In 1997, Teva and Biovail, through subsidiaries, entered into a marketing and product development agreement, which expires in 2011, that provided Teva with exclusive U.S. marketing rights for certain of Biovail’s pipeline of controlled-release generic versions of successful brands. The products currently marketed by Teva USA under this arrangement are generic versions of Trental®, Cardizem® CD, Adalat® CC, Procardia XL® and Voltaren® XR. Teva and Biovail have also entered into a long-term API supply agreement under which Biovail purchases raw material from Teva.

In 2001, Teva entered into a strategic alliance agreement for twelve controlled-release generic pharmaceutical products with Impax Laboratories, Inc. The agreement grants Teva exclusive U.S. marketing rights and an option to acquire exclusive marketing rights in the rest of North America, Latin America, the EU and Israel. Teva subsequently exercised its option with respect to the marketing rights of certain products in Canada. The products subject to the agreement include the following products as to which Impax had pending ANDAs at the FDA and for which it has now received final or tentative approval: generic versions of Claritin® D12, Claritin® D24, Claritin® Reditabs, Wellbutrin® SR tablets, Zyban® tablets, Prilosec® capsules, Ditropan® XL and Allegra® D12H. During 2004, generic versions of Wellbutrin® SR tablets, Zyban® tablets and Prilosec® capsules were launched, and a generic version of Ditropan® XL was launched in 2006. Impax issued shares, valued at $31 million at the time of issue, to Teva under this agreement and in repayment of loans from Teva under a separate marketing rights transfer agreement.

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

In 2006, Teva entered into an agreement with Impax and Anchen Pharmaceuticals, Inc. for the marketing of the generic version of Wellbutrin XL® (bupropion) tablets, 300 mg, the branded product marketed by GlaxoSmithKline. In accordance with the agreement, Anchen took the regulatory steps necessary to permit Impax to obtain final FDA approval of Impax’s ANDA for this product, and for Teva to sell the product within Anchen’s 180-day exclusivity period. In return, Anchen received from Teva certain payments, both during and after the exclusivity period. Pursuant to Teva’s 2001 agreement with Impax, Teva has U.S. marketing rights to Impax’s version of this product, and commenced sales in December 2006. In addition, Teva received a license to sell the generic version of Wellbutrin ER® tablets, 150 mg, in 2008. This license is exclusive for six months from launch and non-exclusive thereafter. Teva plans to commercialize this product by agreement with Anchen, which was awarded 180-day marketing exclusivity.

Until June 30, 2007, Teva participated in an exclusive U.S. distribution arrangement with Baxter Healthcare Corporation for propofol, the generic version of Diprivan®. Under the agreement, Teva produced the product and sold it to Baxter, which performed all marketing and distribution functions related to the product. Baxter paid Teva a manufacturing fee and an additional profit split based on gross margin. Effective June 30, 2007, distribution rights to propofol reverted to Teva. In exchange for facilitating the assignment of customer contracts from Baxter to Teva, Baxter will continue to receive a decreasing royalty on certain sales of propofol by Teva through 2010.

Recent Patent Litigation Settlements. From time to time Teva enters into agreements settling patent litigation with branded companies. Teva believes that these agreements benefit both U.S. consumers, by accelerating the introduction and increasing the availability of Teva’s lower cost generic products, and Teva, by removing uncertainty regarding possible litigation risks. Teva will continue to evaluate any potential future settlements on a case-by-case basis. Below are examples of significant settlements Teva reached during the last three years:

In 2005, Teva settled a patent litigation with GlaxoSmithKline relating to lamotrigine, the generic version of GlaxoSmithKline’s Lamictal®. GlaxoSmithKline granted Teva an exclusive royalty-bearing license to distribute generic lamotrigine chewable tablets (5 mg and 25 mg) in the U.S. no later than June 2005. Teva was also granted the exclusive right to manufacture and sell a generic version of lamotrigine tablets (25mg, 100 mg, 150 mg, and 200 mg) in the U.S. with an expected launch date in mid-2008.

In 2006, Teva settled a patent dispute with the Purdue Frederick Company and certain of its affiliates pertaining to Teva’s generic version of Purdue’s OxyContin® (oxycodone HCl extended-release) tablets. The settlement provided a full release of Teva and its distributors, purchasers and patients, and permitted Teva to continue to sell its oxycodone products. Teva continued to sell its generic version of OxyContin® until the end of January 2008.

In September 2007, Teva settled a patent dispute with GlaxoSmithKline that will enable Teva to enter the U.S. market in the first quarter of 2012 with generic versions of Avandia® (rosiglitazone maleate), Avandamet® (rosiglitazone maleate/metformin HCl) and Avandaryl® (rosiglitazone maleate/glimepiride) oral tablets.

In October 2007, Teva settled patent disputes with Astellas Pharma Inc. and King Pharmaceuticals, Inc. regarding Teva’s submission of an ANDA for a generic version of Adenoscan® (adenosine injectable), a pharmacologic stress agent. Under the settlement agreement, Teva will be able to launch its generic version pursuant to a license in September 2012, or earlier under certain circumstances.

Marketing and Sales. The marketing of generic pharmaceutical products in the U.S. is conducted through Teva USA. During 2007, Teva’s sales in the U.S. through different marketing channels were as follows:

2007
Drug store chains	45%
Drug wholesalers*	27%
Managed care organizations	14%
Generic distributors	5%
Governmental facilities and Others	9%

*	A major portion of the products sold to wholesalers ends up in drug store chains.

Teva’s U.S. sales organization consists of the Teva Generics group and the Teva Health Systems group, aligning the sales force with the customer base. The Teva Generics sales force calls on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations, mail order pharmacies, pharmacy buying groups and nursing homes. The Health Systems group handles unit dose products and finished-dosage injectable pharmaceutical products that are used primarily in institutional settings. It focuses on the injectable pharmaceutical market and key institutional accounts, including hospitals and clinics for critical care, government systems, hospital group purchasing organizations, managed care groups and other large healthcare purchasing organizations.

In the U.S., Teva supports its wholesale selling effort with professional journal advertising and exhibitions at key medical and pharmaceutical conventions. From time to time, Teva bids for U.S. government-tendered contracts.

Europe

Teva is one of the leading generic pharmaceutical companies in Europe, with operations in 17 Western European countries including Hungary.

In Europe, the generics market varies considerably from country to country in terms of market penetration and other characteristics. In certain European countries, there is a market for both branded generic products and drugs sold under their generic chemical names, while in other European countries, there is a market for branded generics only. Some countries, such as the U.K. and the Netherlands—so-called “pure generic” markets—permit substitution by pharmacists, while other countries permit pharmacists to dispense only the specific pharmaceutical product prescribed by doctors.

In 2007, in the U.K., the Netherlands and Germany, generic penetration reached 50% to 65% of total pharmaceutical sales, measured by volume. Such relatively high penetration rates are in contrast with other major European countries, such as France, Italy and Spain, where the market share of generics was less than 20%. Teva believes that these less developed generic markets will, over time, provide it with a significant opportunity for future growth in sales.

Governments see generics as an opportunity to lower healthcare costs. As a result, different reforms benefiting the generics market were introduced in 2007 in certain countries, such as reforms providing for incentives to physicians and patients who prefer generic pharmaceuticals over branded products (in the U.K., the Netherlands, Italy and Germany), eliminating disincentives for pharmacists to dispense generic products (in the U.K., France and Germany), and permitting prescriptions specifying the generic drug, rather than by brand name, thereby providing pharmacists the ability to dispense the generic product.

The overall value of branded products expected to lose patent protection in the top eight European markets between 2008 and 2013 is estimated to be approximately $26 billion. However, the variations in regulatory regimes among different European countries often result in differences in patent expiration dates and, because of data exclusivity restrictions, differences in the timing of generic launches. Teva, currently the leading generic pharmaceutical company in the U.K., the Netherlands and Italy, sets as its primary strategic objective in Western Europe to maintain or acquire a leadership position in each country it operates. Teva has also established pan-European relationships with its customers. Teva expects to continue a strong program of registering a broad portfolio of generic products, to further expand its customer base to capitalize on pro-generic governmental reforms and, where appropriate, to seek strategic acquisitions.

In 2007, among the significant products sold by Teva in Europe were the generic versions of the following branded products: Prezal®, Losec®, Lipitor®, Zocor®, Zoloft®, Fosamax®, Taxotere®, Taxol®, Zofran®, Seroxat®, Neurontin®, Zithromax®, Augmentin®, Becotide®, Pulmicort®, Ventolin®, Dostinex®, Coversyl®, Norvasc® and Tritace®.

During 2007, Teva received 1,160 generic approvals, corresponding to 89 new compounds in 206 formulations. Each such approval is obtained per country. In addition, as of December 31, 2007, Teva had approximately 3,166 marketing authorization applications pending approval in 30 European countries (including countries in Central and Eastern Europe), corresponding to 154 compounds in 310 formulations. Teva believes that this pipeline of approvals and applications provides Teva with the opportunity to continue its expansion in Europe, including the introduction of new products to the European generic market, some of which Teva expects to launch in 2008.

Operations in Selected European Countries

United Kingdom. In 2007, Teva, with twice the sales of its closest generic competitor, expanded its generic market share in the U.K., which has become Teva’s second largest market after the U.S. The U.K. pharmaceutical market is characterized by high generic penetration, reaching approximately 65% of the total market in volume terms. Teva’s U.K. retail portfolio is broad, covering over 90%, by value, of what a pharmacist could dispense. Consequently, Teva offers the U.K. market more generic products than any other U.K. generics company and is also a major supplier to the National Health Service. Teva has excellent relations and a strong position with all major wholesalers and retail chains and also maintains the largest sales force in the industry focusing on independent retail pharmacies.

In 2007, Teva grew by both volume and sales in both the traditional solid dose generic market and the inhaler device respiratory market. Teva’s respiratory business was strengthened further in 2007, with sales growth of 35% over 2006, due to its ability to compete in both the branded and generic sectors. Teva has benefited from the withdrawal of GlaxoSmithKline’s CFC propelled inhalers—Becotide®—from the U.K. market in the third quarter of 2007 and expects to benefit from the controlled transition from CFC products to non-CFC beclometasone by being a last player in the CFC market and the main mover in the non-CFC market. In 2007, Teva’s branded respiratory product, Qvar®, became the leading branded single inhaled corticosteroid for long-term control of chronic bronchial asthma. Growth was also generated by 37 new products introduced in 2007, including the generic versions of Dostinex®, Coversyl® and Eloxatin®. In order to meet the expected requirements of the U.K. market and to improve customer service, Teva is planning to relocate during 2008 to a new warehouse and logistics center, which has a capacity five times greater than its current capacity.

The Netherlands. Teva further strengthened its leading position and portfolio in the Dutch generic market in 2007. The Dutch market is mature with generic penetration of around 50% in volume, mainly driven by substitution at the pharmacy level. Teva has a strong generic retail portfolio, which covers over 90% of all generic retail products available in the market. In addition to this strong platform, Teva has launched in 2007 several new products, including the generic versions of Durogesic® and Resperidol®, among others. To further strengthen its retail position and over-the-counter (“OTC”) range, Teva also launched the Phitel® label of food supplement products.

Hungary. In Hungary, Teva is the fourth largest pharmaceutical company, the leading supplier to hospitals, the third largest supplier in the OTC market and the third largest wholesaler. A new healthcare reform program was initiated during 2007 to reduce overall healthcare costs. Teva was able to benefit from these reforms and to increase its market share (in value and in volume). Teva strengthened its position in both the cardiovascular and gastroenterologic areas with its leading molecules atorvastatin, simvastatin, amlodipin and lansoprasol.

In December 2007, Teva sold its plasma fractionation and production business in Hungary, which was acquired as part of the Novopharm acquisition in 2000, to the Italian company Kedrion SpA. The business produced and marketed the main plasma derivatives (Albumin, Factor VIII, Factor IX and IVIG). The business was sold after being identified as a non-core business for Teva as part of its strategic review.

France. Teva is the fourth largest company in the French generic market. During 2007, Teva launched a number of significant products, including the generic equivalents of Norvasc®, Lamisil® and Vantin®. In the respiratory field, Teva successfully launched its brand Ecobec® (beclomethasone diproprionate HFA). In addition to these launches, Teva strengthened its relationships with key customers. The combination of these factors has resulted in an increased market share for Teva products. Teva believes that it is well positioned to benefit from the introduction of reforms favoring generic products as discussed above, as well as the anticipated expansion of the current substitution list.

Italy. In 2007, the Italian government initiated efforts by implementing reforms, both at the national and provincial levels of government, aimed at reducing the prices of pharmaceutical products in general. As a result of these efforts, the Italian market experienced a transition from a branded generic market toward a more pure generic market. Under these market conditions, Teva maintained its leading position in the retail generic market and a significant position in generic oncology products sold for hospital use. During 2007, Teva launched generic versions of Zocor®, Ciproxacin® and Diflucan®.

Germany. Germany constitutes the largest market for generic pharmaceuticals in Europe and is the second largest generic market in the world. As a result of recent legislative developments in Germany, the German generic pharmaceutical market is currently evolving into a tender-driven market in which health insurance organizations may enter into direct contractual discount agreements with pharmaceutical manufacturers. Pharmacists have the right to effect generic substitution to clients of such health insurance organizations by dispensing products that are the subject of such agreements (“preferred products”), except in cases where the doctor has specifically ruled out such substitution in his prescription.

As part of this trend and following its award of a tender issued in 2006, in 2007 Teva signed a contract for six molecules with the AOK, the largest German healthcare fund. Under this contract, Teva became one of three preferred suppliers of specific finished dosage products over a one-year period. Teva also participated in a tender held by the AOK in 2007 for the supply of molecules during 2008-2009, which resulted in signed agreements for three molecules entered into with the AOK. A fourth molecule awarded to Teva is currently the subject of litigation.

Despite Teva’s successful bid for other molecules, the process by which AOK conducted its public tender was challenged in a German court proceeding (to which Teva was not a party) as not being in compliance with German and European procurement laws. In February 2008, the German court ruled that AOK’s tender process did not meet applicable procedural requirements and that AOK could not tender for a pan-German countrywide contract, but would instead be required to offer separate tenders in each region. Although the outcome of these legal proceedings may signal a delay in the evolution of the German market for generic drugs, Teva expects that this market will present opportunities in the coming years, and that Teva, through its contracts with AOK or similar agreements with other state insurers, will be able to gain additional market share for its products in Germany. In addition to the tender market, Teva is active in the hospital field for oncology and nephrology products.

To date, Teva has had a relatively small participation in the German generic pharmaceutical market. However, in light of both the size of the German generic market and the changes which this market is currently undergoing, Teva believes that the German generic market provides it with a significant growth opportunity.

Spain. Teva has launched more than 60 products in Spain targeted both to hospitals and pharmacies since mid-2004, when its local activity was established. In the hospital market, Teva is the fourth largest generic company, and in the retail market, Teva entered the top 15 out of over 60 generic companies. The generic market continues to grow due to governmental regulatory changes that, among others, provide incentives to patients demanding generic products.

Other Western European Markets. Teva is also growing and establishing its business in other Western European markets, such as Sweden, Denmark, Belgium, Switzerland, Ireland, Portugal, Austria, Greece, Finland and Norway. Teva seeks to capitalize on its success in larger European markets through transferring its commercial assets and competence and utilizing its established global development and supply capabilities to expand into these new markets.

International

Teva’s International Group is responsible for countries outside the U.S., Canada and Western Europe, excluding Hungary. The markets in the International Group present opportunities distinct from Teva’s operations in North America and Europe in several respects. They are among the fastest growing pharmaceutical markets in the world, and include eight of the world’s top ten largest generic pharmaceutical markets (based on IMS data), such as China, India, Brazil, Mexico, Russia, Japan, Turkey and Korea. However, Teva has only a limited presence in these regions to date. The geographies where the International Group operates have a variety of characteristics, such as pure generic markets (where a pharmacist is permitted to make substitution for branded products) to branded generics (which offer the potential of higher margins but also higher marketing costs) and government-funded health plans. While each of these markets differs from the others, in general such markets limit the pharmacist’s ability to provide products other than those prescribed by doctors, and Teva does not anticipate that these market characteristics will change drastically in the near future. Among the advantages that Teva brings to these markets is its broad portfolio of globally manufactured finished products and other economies of scale. As a result of these factors and market conditions, Teva’s operations in the International Group are expected to be of increasing importance in the coming years.

Teva’s pharmaceutical sales in these regions reached $1.4 billion in 2007. Approximately 41% of these sales were generated in Latin America (including Mexico), 26% in Israel, 26% in Central and Eastern Europe (CEE) and 7% in other countries.

Latin America

Teva sells a broad portfolio of innovative, branded generic, non-branded generic, respiratory and OTC pharmaceutical products in Latin America, which is a market of increasing importance for Teva. Teva has manufacturing operations in Mexico, Chile, Argentina, Peru and Venezuela, and distributes its products throughout most of Latin America. In most cases, these products are manufactured in Teva’s facilities in Latin America.

Mexico, Chile, Brazil, Argentina and Venezuela are the largest markets in the region, with substantial local manufacturing and, due to the historical absence of effective patent protections for innovative drugs, a history of reliance on generic and branded generic products. In Brazil, Mexico and Chile, the current economic and political landscape is relatively stable and free market oriented, while in Venezuela, certain governmental initiatives and statements continue to make it difficult to predict future economic and political conditions.

Total pharmaceutical retail sales in the region exceeded $33.8 billion in 2007 and, according to IMS forecasts, the Latin American pharmaceutical market is expected to grow at an average annual rate of approximately 10% through 2010.

Teva intends to expand its operations in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular) and growing populations, leveraging its manufacturing expertise, building on its existing brands and expanding the indications served.

Operations in Selected Latin American Countries

Below is a discussion of operations in Teva’s main markets in the region, listed in the order of these markets’ contribution to Teva’s sales. The three leading Teva markets in the region account for 60% of Teva’s total sales in the region.

In Mexico, one of the largest pharmaceutical markets in Latin America in terms of revenue, Teva’s operations include four pharmaceutical manufacturing sites. Sales are made primarily to the public sector (through government tenders and institutional sales), with private sales, including sales of innovative products (Copaxone®, as well as Azilect®) and OTC products, and exports to several other Latin American countries making up most of the balance of sales in Mexico.

In Venezuela, Teva is the leading company in terms of prescriptions, with a market share for 2007 of 4.6%. Its primary business consists of branded generics, which are sold to distributors and wholesalers, with a small portion of sales being made directly to pharmacies, institutions and governmental customers.

In Chile, Teva is the largest pharmaceutical company. Teva distributes its products to retail and institutional (hospitals and clinics) customers, and exports to 13 other countries within the region. Branded generics account for approximately two-thirds of Teva’s sales in dollar terms and the rest is pure generic.

In Argentina, Teva manufactures and sells approximately 170 branded generic and OTC products. As is largely the case in the rest of the region, the Argentinean pharmaceutical market is highly fragmented with no single company claiming undisputed market leadership. Teva is the third largest pharmaceutical company with a market share of approximately 4.4% as of mid-2007. Sales are made primarily to distributors and wholesalers, with the remainder directly to healthcare institutions.

In Peru, Teva operates the third largest pharmacy chain, as well as the sixth largest pharmaceutical company by revenues. The vast majority of Teva’s sales in Peru are made to pharmacy chains, distributors and wholesalers. Approximately 20% of the pharmaceutical company’s sales are to governmental customers.

In Brazil, which is a potentially large market for Teva’s products, the generic market of $1.5 billion constitutes 11% of the generic market in the Latin America region, Teva is still at an early stage of its activities. A majority of Teva’s sales is made to the public sector, with total sales in Brazil currently constituting only 3% of Teva’s sales in the Latin America region. During 2007, Teva prepared product registrations for a generic oncology line and expects to begin sales of these products in 2008. Teva also has a distribution facility focused on Copaxone® sales.

Central and Eastern Europe (CEE)

The CEE region covers 23 countries diversified in terms of both their socio-economic and cultural backgrounds. Teva’s main current CEE markets are Russia, Poland and the Czech Republic, which account for 75% of Teva’s sales in the region. Teva’s portfolio includes generic prescription medications as well as OTC products, vitamin supplements and medical devices. The region’s pharmaceutical market is estimated at approximately $23 billion, with a forecasted average growth rate of approximately 15% a year through 2010. Currently, nine of the 23 countries included in Teva’s CEE region have achieved EU membership status and another is scheduled to join by the end of the decade. The market is mostly branded generic and the level of generics, including branded, exceeds 50% of total pharmaceutical sales.

Teva’s strategy is to become one of the top three pharmaceutical companies in this region, as well as to be a leading supplier in every category in which it operates, including generics, respiratory products, biogenerics and OTC products.

In Russia, Poland, the Czech Republic, Slovakia, Romania and Ukraine, Teva markets and sells mostly Copaxone® and branded non-proprietary pharmaceutical products. Teva is continuing its efforts to offer a substantially greater portion of its full product portfolio in this region in coming years.

In 2007, among the key products sold by Teva in the CEE were the generic versions of Novo-Passit® (guaifenesin), Beclazone® (beclomethasone) and Simgal® (simvastatin). During this year, Teva launched 72 new molecules in various CEE countries and received 456 generic approvals, corresponding to 66 new compounds in 71 formulations and 159 strengths. In addition, as of January 31, 2008, Teva had 1,197 marketing authorization applications pending approval, corresponding to 136 molecules in 156 forms and 320 strengths.

Effective April 1, 2008, the management and administration of the activities of CEE countries that became members of the European Union will be transferred to Teva’s European division. The most important of these markets for Teva are the Czech Republic and Poland, which represented 56% of Teva’s total sales in the CEE region. The remaining countries will continue to be managed by Teva’s International Group.

Operations in Selected CEE Countries

In Russia, which is the largest market in the CEE region, Teva’s sales grew over 30% during 2007, despite continuing government-imposed cost containment measures for products included in the reimbursement list, and the exclusion of some products from the reimbursement list. Sales in Russia represented 35% of Teva’s sales in the CEE region during 2007, and consisted primarily of respiratory products, OTC products and Copaxone®, complemented by biogeneric products, as well as Alpha D3 (for bone metabolism). Copaxone® reached a market share of 40% of the Russian market for MS therapies.

In the Czech Republic, the retail market rebounded from the previous year’s decline and Teva’s sales increased almost 60%, with Teva strengthening its position as the second largest generic company in the market. In 2007, Teva was the fastest growing company among the top ten pharmaceutical companies, registering a significant number of new products in the Czech Republic and reaching total sales of $67 million.

In Poland, Teva’s second largest market in the CEE, during 2007 Teva registered a large number of products to strengthen its current portfolio and formed a stronger and more focused marketing force in its leading segments. In addition, Teva successfully entered the hospital market. In order to strengthen its supply chain capabilities and improve customer service in Poland, Teva established a new central distribution center in Kutno.

Other CEE highlights. Teva is taking steps to register its products in what have been, to date, markets of lesser focus and is actively exploring the expansion of its sales and marketing organization to markets where it currently does not have a significant local presence. In 2007, Teva strengthened its operations in Slovakia, and changed its business model from indirect to direct presence in Romania and Bulgaria.

Other Countries in Teva’s International Group

Israel. Teva is the largest non-governmental supplier of pharmaceuticals, healthcare products and services in Israel. Sales in Israel accounted for 4% of Teva’s total sales in 2007. In this market, in addition to innovative pharmaceutical, generics and OTC products, Teva sells and distributes a wide range of healthcare products and services, including consumer healthcare products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services. All sales of Teva’s products in Israel are made through its distribution company, Salomon, Levin and Elstein Ltd., which sells directly to institutional customers, as well as to private pharmacies and chains. Teva’s Israeli product portfolio also includes products sold under licensing arrangements.

IMS estimates that in 2007 the Israeli market for pharmaceuticals was approximately $900 million based on the manufacturers’ selling prices. This market consists of three sectors: healthcare institutions, private pharmacies/chains and government hospitals. As in several European markets, Teva’s prices are significantly affected by pricing regulations and governmental policies.

Turkey. The Turkish pharmaceutical market is acknowledged as one of the fastest growing pharmaceutical markets worldwide. Currently the pharmaceutical market generates revenues of over $8 billion and is expected to grow beyond $10 billion within the next three years according to IMS. Teva intends to capitalize on this opportunity, and enhanced its presence in Turkey through the acquisition of Med-Ilac in 2007, which has been distributing Teva products in Turkey for many years. Med-Ilac markets and sells finished form pharmaceutical products throughout Turkey, and has its own infrastructure for registering products.

Asia

China. To date, Teva has only very limited operations in China. Teva’s principal product sold in China during 2007 was Interferon Alpha 2B, used in the treatment of hepatitis and certain types of cancer, which is manufactured by Hualida, a local company controlled by Teva. Over the next few years, Teva plans to register and bring to market in China additional products from Teva’s oncology portfolio.

Respiratory Products

Teva is committed to delivering a range of respiratory products for common usage at economical prices. Teva’s global respiratory product strategy seeks to extract value out of both the branded and generic environments; it includes branded products that add value by using specific devices, while another part of the portfolio will be able to compete within the generic segment. In the short term, Teva believes it is well positioned to capture opportunities globally, utilizing its current portfolio of respiratory products. Over the longer term, Teva expects to utilize its research and development capabilities, both internal and through alliances, to develop additional products based on its proprietary delivery systems, including Easi-Breathe®, an advanced breath-activated inhaler (BAI), Spiromax™/Airmax™, a multi-dose dry powder inhaler, and Cyclohaler®, a single dose dry powder device. This strategy is expected to result in “device consistency”, allowing physicians to choose which device matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule.

Over the past year, Teva has continued to build upon its substantial experience in the development, manufacture and marketing (mainly in the U.S. and Europe) of inhaled respiratory drugs, primarily for bronchial asthma and chronic obstructive pulmonary disease, delivered by metered-dose and dry powder inhalers. At the core of Teva’s efforts to grow its respiratory franchise globally is a continued investment in manufacturing capacity both for press and breath metered-dose inhalers and Steri-Nebs™ ampoules for nebulization treatment, allowing Teva to play an important role in all major markets where it operates.

Teva recorded sales of respiratory products of approximately $740 million in 2007, reflecting a significant increase over the prior year.

All of Teva’s asthma products sold in Europe (except for beclomethasone in the U.K.) and in the U.S. are free of chlorofluorocarbon (CFC) propellants, which are being phased out worldwide under the Montreal Protocol, a 1987 international treaty to eliminate the production and use of ozone-depleting chemicals. CFC propellants may not be sold in the U.S. after December 31, 2008. Since mid-2006, Teva has introduced inhaler products containing the ozone-friendly propellant hydrofluoroalkane (HFA). In the U.S., HFA propellant-based products currently constitute 60% of the propellant inhalers market, and Teva has captured approximately 60% of that opportunity. Teva has additional non-CFC products in development.

Teva’s principal branded respiratory products in the U.S. include ProAir® (albuterol HFA), a short-acting beta-agonist for treatment of bronchial spasms linked to asthma or chronic obstructive pulmonary disease and exercise-induced bronchospasm, and Qvar® (beclomethasone diproprionate HFA), an inhaled corticosteroid for long-term control of chronic bronchial asthma, which is manufactured by 3M for Teva. These products are marketed directly to physicians, pharmacies, hospitals, managed healthcare organizations and government agencies. Teva is also seeking approval for ProAir™ HFA Breath Actuated Inhalation Aerosol, based on the Easi-Breathe® technology. In December 2006, the FDA issued an approvable letter that required Teva to propose a communication plan to teach pharmacists, physicians and patients how to use the BAI device and to perform a label comprehension and use study. The requirements of the approvable letter, which did not require further studies regarding safety and efficacy, are in keeping with the FDA’s strict review of “rescue” medicines. Throughout 2007, Teva has worked closely with the FDA to design the studies and enroll appropriate categories of participants and expects to complete the work required by the FDA by mid-2008.

In January 2008, Teva entered into an agreement with UCB, a biopharmaceutical company with a 400-person U.S. sales force, to assist Teva in promoting Teva’s respiratory products in the U.S. Together with Teva’s existing sales personnel, the agreement with UCB will mean that over 600 sales representatives will focus on Teva’s line of respiratory products in the U.S. The initial product to be jointly promoted is Teva’s ProAir® HFA (albuterol sulfate) Inhalation Aerosol. Additionally, the agreement provides for future joint promotion opportunities of other products in development by Teva.

In Western Europe, Teva’s principal markets for respiratory products are the U.K., the Netherlands and France. The main products in these countries include salbutamol, beclomethasone in metered dose inhalers, Qvar® and Airomir® in metered dose inhalers and in Autohaler™, as well as through Qvar®, beclomethasone and salbutamol in Easi-Breathe®, the Cyclohaler® franchise, budesonide in Spiromax™/Airmax™ and several products in Steri-Nebs™. Teva believes that there are opportunities for further development of its Easi-Breathe®, Spiromax™/Airmax™, Cyclohaler® and Steri-Nebs™ sales in this region. In 2007, Qvar® was launched in Portugal and Switzerland and launches in additional countries are planned for 2008. A further global roll-out of Fluticasone nasal spray is expected. This product is successfully marketed in a number of Western and Eastern European countries.

In 2007, Teva was able to capture a substantial portion of the HFA-propelled inhaler market. As one of the final remaining sellers of CFC-propelled inhaler products in the U.K., it also benefited from the withdrawal of GlaxoSmithKline’s CFC-propelled inhalers from the U.K. market in the third quarter of 2007. According to IMS Health, Teva’s combined market share of HFA- and CFC-propelled beclomethazone reached 67% in 2007.

In the CEE, the emphasis is on Spiromax™/Airmax™ (currently with budesonide) as a superior alternative to the current multi-dose dry powder inhalers.

Proprietary Products

Teva’s proprietary research and development pipeline is currently focused primarily on three niche specialty areas: neurological disorders, autoimmune diseases and oncology. Products in these areas tend to require a smaller sales force, and therefore less of an initial marketing investment. Another element of Teva’s approach to innovative product development is to leverage the advantages arising from Teva’s status as the world’s leading generic company, such as its relationships with health insurers and the trade.

In building its pipeline, Teva focuses on products with meaningful differentiation from existing products in terms of clinical attributes and expected economic value and benefit to patients and health insurers. In addition, different new technologies are incorporated early in the development process to reduce the risk at more advanced stages of R&D (e.g., biomarkers).

Teva’s Innovative Ventures unit focuses on early identification and evaluation of potential proprietary compounds, primarily in the above niche specialty areas. Teva invests in companies with promising products and technologies, under terms providing Teva, in most cases, with strategic rights and other options, thereby allowing Teva to simultaneously explore selected new products and technologies while limiting its financial exposure. In conducting its research and development, Teva seeks to manage its resources conservatively and to limit its risk exposure. At the drug discovery phase, Teva leverages, among other things, its relationships with the Israeli academic community and start-up companies to gain early access to potential projects. Once these projects progress into the more costly clinical study phase, Teva’s strategy is to explore corporate partnering options, where needed, through which it can share financial and other risks associated with each project. In 2008, Teva will initiate a more active global sourcing process for selected indications within the therapeutic areas of neurology, autoimmune diseases and oncology.

Multiple Sclerosis

Copaxone®

Copaxone®, Teva’s largest product and its first major innovative drug, is a leading multiple sclerosis (“MS”) therapy. Copaxone®, indicated for reduction of the frequency of relapses in patients with relapsing-remitting multiple sclerosis (“RRMS”), is a class of modifying therapy with a dual mode of action that offers MS patients a different treatment concept.

Multiple sclerosis is a chronic disease of the central nervous system characterized by both inflammation and neurodegeneration, which are both interrelated and independent of each other. In the majority of patients, the disease is of the relapsing-remitting form, which is manifested by acute attacks (relapses) followed by recovery (remission). This recovery may be incomplete at times, resulting in a disability progression which is measured by the Expanded Disability Status Scale (“EDSS”).

The science behind Copaxone® has been developed over many years, and three clinical trials (prospective, randomized and controlled) have established its efficacy and safety. The three studies include two two-year studies conducted in the U.S., which demonstrated Copaxone®’s efficacy in reducing relapses. The third study, conducted in Europe and Canada, also established Copaxone®’s efficacy in reducing inflammation as measured by the number of brain lesions, as detected through magnetic resonance imaging (“MRI”). In addition, one of the two-year studies was extended as an open-label trial to 15 years — making it the longest continuous study ever of patients with relapsing-remitting multiple sclerosis. Results published after the first 10 years showed that in patients who continue to inject Copaxone® for an average of 10 years, the number of attacks was reduced to an average of one attack every five years, and nine out of ten patients continue to be able to walk unaided. In addition, no additional safety concerns other than those reported in the pivotal studies were detected in these long-term treated patients.

Significant efforts have been made to investigate Copaxone®’s mode of action. The current understanding suggests that it has a dual mechanism of action both outside and within the central nervous system (where MS is active) to regulate inflammation at the site of brain lesions. In addition, it has been demonstrated in animal models as well as in MS patients using unconventional MRI techniques that Copaxone® controls neurodegeneration and enhances repair. Copaxone® reduces the number of brain lesions that evolve into permanent black holes, slows brain shrinkage and increases the production of factors that enhance neuronal repair. Recently, it has been demonstrated that Copaxone® slows the reduction in the concentration of the metabolite NAA (N-acetyl aspartate), a marker that is highly correlated with progression of disability in MS.

In 2004, Teva initiated a comparative trial (ACHIEVE) in which patients who are on a high dose of interferon and who experienced at least one relapse in the year prior to study entry are randomly switched to Copaxone® or remain on the high dose interferon for the duration of the trial. The trial is being conducted in North America, with results expected in 2009.

In 2007, results from three direct comparative studies of high dose interferon beta and Copaxone® sponsored by third parties were presented: the BECOME study involving 75 patients; the BEYOND study involving 2,200 patients (both sponsored by Bayer-Schering); and the REGARD study involving 764 patients (sponsored by Merck-Serono). The studies measured clinical parameters such as time to first or multiple relapses, progression on the EDSS scale and various MRI measures of disease activity. All three studies, which involved nearly 3,000 RRMS patients, were designed to demonstrate the superiority of interferon beta over Copaxone®, and all three failed to demonstrate such superiority.

Three further studies were presented in 2007 comparing the efficacy of interferons and Copaxone® in controlling neurodegeneration in the short term. All three studies showed that Copaxone® was significantly more beneficial.

Pre-planned interim analysis of the Teva-sponsored PreCISe trial in patients presenting a first clinical event and MRI features suggestive of MS, showed that treatment with Copaxone® reduced the risk of developing clinically definite MS by 45% versus a placebo, and prolonged the quartile time to disease conversion. Based on these results, Teva is preparing to apply for a new indication in the U.S. and Canada and file a request for marketing authorization of Copaxone® in Europe for the treatment of patients with a first clinical event suggestive of MS. Finally, data suggests that Copaxone® is beneficial not only for mild to moderate MS patients but also for aggressive recurrently relapsing patients. Several studies published in 2006 and 2007 showed that patients with rapidly deteriorating MS who received Copaxone® alone following short-term induction treatment with an immunosuppressant (mitoxantrone), or following six months of combination therapy with monthly intravenous steroids, had a pronounced and sustainable reduction in relapses and MRI-measured enhancing lesions of the brain.

A large Phase III study entitled FORTE is being conducted to explore the greater efficacy of a new higher dose of Copaxone®(40mg/day), following positive results obtained in the Phase II study. The Phase II study showed that patients treated with the higher dose of Copaxone® had a 38% greater reduction in the mean cumulative number of brain lesions as measured by MRI compared with those treated with a 20 mg/day dose of Copaxone®, with a safety profile similar to Copaxone® 20 mg/day.

This Phase III study compares 40mg Copaxone® to 20mg Copaxone® for 12 months in 1,150 RRMS patients. Based on consultation with the FDA and the MHRA (U.K. Medicine and Healthcare Regulatory Agency), a submission for approval of the 40 mg dose, with the same labeling as that of the 20mg dose, may be based on this one-year Phase III study, with an additional one-year open-label extension where all patients will be treated with the higher dose. This study is ongoing in 20 countries, and results are expected in the third quarter of 2008.

To date, Copaxone® has been approved for marketing in 51 countries worldwide, including the United States, Canada, Israel, 27 European Union countries, Switzerland, Australia, Russia, Turkey, Mexico, Brazil and Argentina. Copaxone® was first launched in Israel in December 1996, followed by the launch in the United States in March 1997 and European Union approval in 2001 through the European mutual recognition procedures. Teva is the licensee of pending patent applications directed to methods of treating MS by administering 40mg dosage forms of Copaxone®. If granted, the patents would expire in 2027.

In 2007, in-market global sales of Copaxone® reached a new record of $1,713 million, an increase of 19% over 2006. Copaxone® became the leading therapy for multiple sclerosis in the U.S., in dollar terms. U.S. Copaxone® sales continued to increase, reaching $1,094 million, an increase of 19% compared to 2006. U.S. sales represented 64% of total in-market sales in 2007. Sales also increased in Canada. The growth of in-market sales of Copaxone® in the United States also reflected the impact of two price increases of 10% and 7%, announced during 2007.

In-market sales outside the U.S., primarily in Europe, increased 24% to $619 million, driven by significant sales increases in Teva’s principal European markets (the U.K., France and Germany, the largest MS market in Europe), as well as in Russia, Brazil and certain other Latin American countries. Since the exchange rate of most currencies appreciated against the U.S. dollar in 2007 (when annual average is compared to annual average), sales growth of Copaxone® outside the U.S. was also impacted by currency movements.

Copaxone® for the North American market is manufactured by Teva and supplied to Sanofi-Aventis, the distributor, at a transfer price. Teva actively markets and promotes the product in the U.S. and Canada, respectively, through a wide range of activities, including doctor detailing, educational seminars, websites and patient support programs, such as Shared Solutions® and MS Watch®. Based on the current agreement with Sanofi-Aventis, Teva is expected to assume responsibility for the distribution of Copaxone® in the U.S. and Canada commencing April 1, 2008 and, as Teva cannot presently estimate the total amount to be paid to Sanofi-Aventis, it will thus record the full in-market sales of Copaxone®, net of a payment to Sanofi-Aventis of 25% of the in-market sales for a period of two years. Although Teva will record higher revenues as a result of this change, it will also be responsible for certain marketing and administrative expenses, which will no longer be shared with Sanofi-Aventis. The resulting increase in expenses will substantially offset the increase in reported revenues, and therefore there will be minimal change to net income during this two-year period. Commencing April 2010, Teva will stop making this payment to Sanofi-Aventis and thereafter will record all in-market sales and profits of Copaxone® for the U.S. and Canada. Currently, Teva and Sanofi-Aventis are still negotiating the existing agreement to determine whether changes can be made that would be mutually beneficial.

Teva and Sanofi-Aventis have an additional collaborative agreement for the marketing of Copaxone® in Europe and other markets. Under the terms of this agreement, Copaxone® is co-promoted with Sanofi-Aventis in Germany, the U.K., France, Spain, the Netherlands and Belgium and is marketed solely by Sanofi-Aventis in the rest of the European markets, Australia and New Zealand. The product is manufactured by Teva, and Sanofi-Aventis distributes it in Europe. Commencing in 2010, but mainly as of February 2012, Teva expects to gradually take over marketing responsibilities for Copaxone® in territories covered under this additional agreement, at which time Sanofi-Aventis will be entitled to pre-agreed residual payments for a period of two years, following a pattern similar to that under the North America agreement described above, but with Teva making significantly lower payments to Sanofi-Aventis.

Multiple sclerosis remains an important focus of Teva’s development efforts, as Teva continues to investigate potential improvement of Copaxone® and explore other molecules as future therapies for MS.

Laquinimod

In June 2004, Teva acquired from Active Biotech the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, with the exception of the Nordic and Baltic countries (where Active Biotech will retain all commercial rights). Laquinimod is a novel, orally bioavailable immunomodulatory compound. Teva has made an upfront payment to Active Biotech and will conduct and fund the further clinical development of laquinimod. The agreement between the two companies also calls for Teva to make payments to Active Biotech upon the achievement of various sales targets and other milestones, with maximum payments of $92 million. Active Biotech will also receive tiered double-digit royalties on sales of the product.

Two global Phase III studies, Allegro and Bravo, have been initiated in centers in the U.S., Europe, and other clinical centers worldwide. The recruitment of patients for the Allegro study has begun and the recruitment for the Bravo study is planned for the second quarter of 2008. These studies have been initiated following encouraging results of two Phase II studies and after discussions with the FDA and the European Medicines Agency:

•

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

•

An additional Phase IIb study completed in 2006 confirmed the efficacy and favorable safety profile of laquinimod and showed significant reduction in the rate of inflammatory disease activity and a considerable reduction in the number of clinical relapses compared to placebo at a daily dose of 0.6 mg. The majority of the patients who participated in the study continued treatment with laquinimod in an extension study. The data from the extension study further confirmed and strengthened the results from the Phase IIb study.

Cladribine (Mylinax®)

Teva is a party to an agreement with Serono S.A. for the development of a proprietary oral formulation of cladribine (Mylinax®) as a treatment for multiple sclerosis. Under the agreement, which was entered into by Ivax prior to its acquisition by Teva, Teva is entitled to a royalty on sales of Mylinax® if it is commercialized. Cladribine cyclodextrin complex 10mg tablets and placebos are currently in Phase III trials which started in the first quarter of 2005.

Parkinson’s Disease

Azilect® (rasagiline mesylate)

Azilect® (rasagiline tablets) is Teva’s second significant innovative drug, indicated for the treatment of Parkinson’s disease, both as initial monotherapy in the early stage of the disease and as an adjunct to levodopa in moderate to advanced stages of the disease.

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

Teva launched Azilect® in its first market, Israel, in March 2005, followed by a rolling launch in various European countries, including the U.K. in June 2005 and Germany in July 2005. During July 2006, Azilect® became available in the U.S. As announced in July 2006, and in accordance with the termination of Teva’s alliance with Eisai, Azilect® is marketed in the U.S. solely by Teva, expanding its central nervous system franchise to include both Copaxone® and Azilect®. To date, Azilect® has been made available in 29 countries, including Canada, Spain, Italy, Sweden, Belgium, Greece, Turkey, the Netherlands and Mexico. Total sales of Azilect® worldwide during 2007 amounted to $120 million.

The development of Azilect® is part of a long-term strategic alliance with Lundbeck, which includes the global co-development and marketing of Azilect®, mainly in Europe, for the treatment of Parkinson’s disease. Under this agreement, Lundbeck and Teva jointly market the product in certain key European countries. Lundbeck will exclusively market Azilect® in the remaining European countries and certain other overseas markets.

Azilect® has demonstrated efficacy and safety in three pivotal studies that included over 1,500 patients with Parkinson’s disease at different stages of the disease. In two Phase III studies with Azilect® as adjunctive therapy to levodopa in more advanced patients, Azilect® demonstrated beneficial effects in the two categories defined as the goals for adjunctive therapy in this disease: symptomatic control of Parkinsonian symptoms and treatment of levodopa-induced motor complications.

In the TEMPO Phase III study, conducted in North America in early stage patients, Azilect® demonstrated efficacy and safety as monotherapy treatment, showing a highly statistically significant effect on the progression of Parkinsonian symptoms and suggesting a possible effect on disease progression based on the 12-month results of the study. In an open extension of the TEMPO trial, approximately half of the patients who were still in the study after two years (121 out of 266) were adequately maintained on monotherapy with Azilect® (without additional dopaminergic treatment). In this same open extension, the results of six and one-half years follow-up of patients treated with Azilect® show that the benefit of early treatment is maintained over time.

To date, no treatment has been proven to slow the progression of Parkinson’s disease. The pharmacological strategy for the management of Parkinson’s disease involves the use of drugs that act to increase the level of dopamine in the brain, to reduce the motor symptoms of the disease and to otherwise bring symptomatic relief to patients. However, mounting evidence suggests that early treatment administration strategy may also have the potential to impact disease progression. The rate of clinical progression is usually rapid in the early phase of Parkinson’s disease and therefore, the early period after diagnosis is critical in determining the course of disease progression and stands out as a time of opportunity for interventions aiming to modify the course of the disease.

In November 2005, Teva initiated a large, randomized, double-blind and placebo-controlled Phase IIIb clinical study to determine whether treatment with once-daily Azilect® can modify the progression of Parkinson’s disease, the most significant current need of patients affected by this illness. The ADAGIO study (Attenuation of Disease progression with Azilect® Once-daily) enrolled 1,176 patients recently diagnosed with Parkinson’s disease in North America, Europe and additional countries, including Israel and Argentina. If the ADAGIO study confirms that Azilect® slows Parkinson disease progression, Azilect® could become the first drug to be marketed with a label claim relating to modifying the progression of the disease. The results of the study are expected in mid-2008.

Other Innovative Projects

Teva has other innovative projects in various development stages (including both clinical and pre-clinical) in the areas of psoriasis, asthma, amyotrophic lateral sclerosis, Crohn’s disease, lupus/lupus nephritis and oncology, including the following:

Autoimmune Diseases Pipeline—Lupus

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

Edratide Acetate (TV-4710) is a synthetic peptide based on the complementary-determining region 1 (CDR1) of the 16/6Id human anti-DNA antibody. This may enable specific immuno modulation of the autoimmune processes in lupus. A Phase II study designed to assess the efficacy and safety of Edratide that was completed during 2007 did not meet its primary endpoint and the project was terminated at the end of 2007. The rights to the project were returned to the Weizman Institute.

Laquinimod for Crohn’s Disease and Lupus Nephritis. Laquinimod is an oral new chemical entity—a quinoline-3-carboxamide derivative. In addition to the efficacy that it has shown in Phase II clinical trials related to MS, laquinimod has demonstrated potent therapeutic efficacy in preclinical models of other autoimmune diseases such as rheumatoid arthritis, insulin-dependent diabetes mellitus, Guillain Barré Syndrome, lupus and Inflammatory Bowel Disease. The broad profile of efficacy in animal models of inflammatory diseases suggests that laquinimod affects a pivotal pathway of inflammation and autoimmunity. During 2008, Teva expects to initiate the clinical development of laquinimod for Crohn’s disease and lupus nephritis.

Neurology Pipeline

Rasagiline Mesylate for Alzheimer’s Disease. Rasagiline, the active ingredient in Azilect®, initially showed beneficial activity in experimental models relevant to Alzheimer’s disease. Furthermore, as rasagiline’s mechanism of action is different from that of all currently approved drugs for this indication, it was believed that it had the potential of being a good candidate for combined treatment with such approved drugs. A joint cooperation of Teva and Eisai regarding rasagaline was terminated in 2006. A Phase II study initiated in 2004 by Eisai and Teva has not reached its primary endpoint, and no further development is planned at this stage.

Glatiramer acetate (GA) for Amyotrophic Lateral Sclerosis (ALS). The active ingredient of Copaxone® in a 40 mg/day dosage form is being developed for the treatment of ALS. The safety and tolerability of Copaxone® administered either daily or every alternate week has been examined in a Phase I/II study in ALS patients and has been found to be safe. In December 2006, Teva completed recruitment of 366 patients into a double-blind, placebo-controlled multicenter Phase II clinical study. This study will evaluate the safety, tolerability and efficacy of GA administered subcutaneously, once daily at a dose of 40 mg/day over one year of treatment. The primary endpoint will review the change in deterioration of the ALS functional scale. ALS is a motor neuron disease, characterized by degeneration and loss of upper and lower motor neurons. Median survival time is 3-5 years with death most often due to respiratory failure. The dosing of the last patient in the double-blind phase of the study was completed, with results expected during the second quarter of 2008.

Talampanel for ALS. Teva has exclusive worldwide rights to develop and market talampanel for the treatment of neurological disorders. Talampanel is an orally active antagonist of the alpha-amino-3-hydroxy-5-methyl-4-isoxazolepropionate (AMPA) neuronal excitatory glutamate receptor. Based on talampanel’s anti-glutamate excitatory activity, Teva believes that talampanel can significantly delay the functional deterioration of ALS patients. Based on the scientific, mechanistic rationale and a positive signal from a small Phase II study in ALS, Teva is proceeding with the development of talampanel for the latter indication, and a new Phase II study will commence during 2008.

Oncology and Emerging Therapeutics Pipeline

Talampanel for glioma. Talampanel’s ability to block AMPA receptors may act against malignant gliomas, both slowing their growth and reducing their ability to invade brain tissues. An ongoing Phase II study is currently being conducted by a consortium of nine clinical centers in the U.S. with 72 patients with newly diagnosed glioblastomas being treated with talampanel as an adjuvant therapy (in addition to their standard treatment) throughout their course of chemoradiotherapy. The Phase II study is scheduled to end by the third quarter of 2008. Should this Phase II study be successful, a Phase III study is planned for 2009.

Specialty Pharmaceutical Products

Teva is working to leverage its leadership in the global generics arena through expansion into the specialty pharmaceutical products business, presently focused on biogenerics, as well as hospitals and institutional franchises.

Biogenerics and Biopharmaceutical Operations

In light of the increased role of biopharmaceuticals in the overall pharmaceutical market, Teva has identified biopharmaceuticals—and primarily biogenerics—as a key, long-term growth opportunity for the company. Teva expects that the biopharmaceutical market will represent a total of nearly 30% of the pharmaceutical market by 2015, up from only 15% in 2006, this increase reflecting an estimated compound annual growth rate of 12% for this period, as opposed to a compound annual growth rate of 1% for small molecule pharmaceuticals.

Teva’s primary biopharmaceutical products are GCSF (granulocyte colony-stimulating factor) and interferon alpha 2b, which are currently sold in a limited number of markets, and hGH (human growth hormone), which is marketed in the U.S. pursuant to an agreement with Savient. Teva’s finished dosage biopharmaceutical manufacturing facilities are located in Mexico, Hungary and China, and Teva expects to expand into additional facilities. Teva’s bulk substance manufacturing facilities are located in Lithuania and China.

In February 2008, Teva substantially expanded the capabilities of its biogenerics business by acquiring CoGenesys, Inc., a privately held biopharmaceutical company with a broad-based biotechnology platform focused on the development of peptide- and protein-based medicines across broad therapeutic categories. Teva regards this acquisition as a strategic one, strengthening its capabilities in the important field of biogenerics and enabling it to benefit from the experience of CoGenesys’ biotechnology research team, its technologies and innovative pipeline.

In general, the biopharmaceutical portfolio under development for U.S. and European markets made significant progress with several projects entering preclinical and clinical study phases. Teva continued to invest in its biogeneric R&D and manufacturing capabilities in order to support both the marketing of the existing products and the development of additional products.

In 2007, collaborations with two Israeli companies, Protalix (with regard to the development of two proteins using Protalix’s plant cell culture platform) and Procognia (covering two biopharmaceuticals), continued to progress.

2007 marked an important milestone for the biogenerics market in Europe, where, for the first time, guidelines were published that provide detailed data requirements for specific biopharmaceutical product registrations. Two recombinant human erythropoietin (Epo) products of other companies were approved for marketing.

In 2007, Teva submitted its first biosimilar file to the European Medicines Agency (“EMEA”), for its human granulocyte colony stimulating factor (“G-CSF”) product. A biosimilar is a medicine approved by regulatory authorities to be similar in terms of quality, safety and efficacy to a reference biological medicine to which it has been compared. On February 21, 2008, Teva received a positive opinion from the CHMP, the scientific committee of the EMEA, for this product. Teva’s product is the first biosimilar G-CSF to receive a positive opinion in the European Union. The European Commission is now expected to grant marketing authorization for this product, which will be marketed in the EU by Teva under the brand name TevaGrastim®. Teva expects to begin marketing this product in certain European countries later in 2008.

In contrast to Europe, in the U.S. there is no legislative basis or regulatory pathway for biosimilar pharmaceutical products. In 2007, the legislative environment in the U.S. improved, as a Senate committee considered legislation to create a regulatory pathway for biogeneric products, but no final legislation was enacted. Teva played an active role in the development and introduction of proposed legislation and believes that a regulatory pathway will be created in the U.S. in the next several years. In his proposed 2008 budget, President Bush included an amount dedicated to enhance the approval process for biogeneric products, and Teva is hopeful that the legislative process will be re-started toward the end of 2008.

During 2007, Teva has decided not to continue development of a transdermal hGH project with Transpharma Medical Ltd. due to the fact that the Phase I clinical trial did not achieve the desired bioequivalence results.

Hospitals and Institutional Channels

In 2007, Teva continued its focus on sales of generic injectable products to hospitals and institutional channels, mostly in the U.S. and certain countries in Western and Eastern Europe and Latin America.

Teva, supported by its sterile manufacturing capabilities, offers a variety of product technologies, an efficient global supply system and a wide range of oncology products, with different therapeutic mechanisms in both injectables and solid form. Teva’s portfolio, combining solids with injectables, differentiates it from companies offering solely an injectable product portfolio and provides its customers with an attractive commercial model, including customer support and service as well as supply deliveries.

Future patent expirations and growth in the oncology market present promising opportunities in the generic oncology market. Teva believes that leveraging its strong generic research and development capabilities and a promising pipeline, together with a strong global reach in the hospital and institutional markets, provide it with the opportunity to expand its leadership position in injectable products, especially in the generic oncology market.

Teva’s hospital business is supported also by a wide coverage of Teva’s API injectable products and promising pipeline, especially in the oncology and immunosuppressive segments which enable differentiation from other players in the hospital market due to vertical integration, shared R&D timelines and development optimization.

Teva Innovative Ventures

Teva has invested and continues to invest directly and/or through investment companies, in early stage companies that Teva believes have interesting technologies or products. In some cases, in tandem with such investments, Teva will obtain strategic rights in a company or product. Examples of such rights received include an option to buy the entire company under certain circumstances at pre-negotiated prices/terms and/or an option to license a product or create a joint venture with the company on a particular product based on pre-negotiated terms.

Typically, the use of Teva’s investment will be directed toward achieving certain development milestones based on an agreed budget and development plan. Initially, Teva will assist in the creation of a development plan. Once a development milestone is achieved, Teva will determine whether to exercise its option. If it does, Teva will become much more actively involved in the company and its development, and the product will enter Teva’s pipeline.

StemEx®. In February 2005, Teva signed a joint venture agreement with Gamida Cell, to develop and commercialize StemEx®. Teva committed to invest $25 million in this joint venture. StemEx® is a novel cell therapy product containing expanded cord blood stem/progenitor cells for the treatment of hematological malignancies in patients who cannot find a matched donor. A Phase I/II study performed by Gamida Cell in 10 patients provided encouraging results on both the efficacy and safety of the product. In 2006, the Gamida Cell-Teva joint venture obtained a special protocol assessment from the FDA for the clinical protocol of a Phase III pivotal study, which was initiated in October 2007. This study, which will enroll 100 patients in 11 sites in the U.S., Europe and Israel, is scheduled to be completed in early 2010.

CT-011. Teva has invested $6 million in Curetech, which has developed CT-011, a humanized MAb that exerts anti-tumor activity against a wide range of solid tumors and lymphohematologic malignancies. CT-011 acts against PD-1 (Programmed Death-1), a surface receptor inducing apoptosis, allowing the extended survival and activity of tumor-reactive T cells and NK cells. Having successfully completed a Phase I study in hematological malignancy patients, Curetech is planning a Phase II study in lymphoma and a Phase I study in solid tumors. Both studies are expected to begin enrolling patients in the first half of 2008.

Debrase. Teva has invested $15 million in MediWound Ltd. and will jointly develop Debrase® with MediWound. Debrase® is an innovative botanical product developed by MediWound for the enzymatic removal of burn eschar (burn-injured tissue) of patients treated in burn units and hospitals. Currently, the product is in a Phase III clinical study in the EU and successfully completed a Phase II study in the U.S. Upon the successful completion of the Phase III study, a marketing authorization application is expected to be submitted to the EMEA by the end of 2008. A Phase III study in the U.S. is scheduled to start during 2009. During the clinical trials, Debrase® demonstrated the removal of approximately 90% of the burn-injured tissue, within four hours. Thus, Debrase® may present an alternative to surgery and/or lengthy non-surgical procedures which are commonly practiced today. Another benefit of Debrase® is its selective activity which removes only the dead burn eschar without harming the vital tissue. This enables treatment that would avoid the need for additional skin grafting surgery, while taking advantage of the potential for spontaneous healing of the burn wound (tissue-sparing effect).

Teva has also invested in companies such as Biomedical Investments, Clal Biotechnology and BiolineRx, which in turn invest in promising companies or technologies.

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

Teva has patents relating to Copaxone® with terms expiring in 2014 in the U.S. and in 2015 in most of the rest of the world. Copaxone® is also protected by data exclusivity protections in certain European countries until 2010.

Azilect® is protected in the U.S. by several patents that will expire between 2012 and 2016. A request for a patent term extension has been made in connection with one of these patents. In addition, Azilect® is entitled to New Chemical Entity exclusivity for a period of five years from its 2006 approval date. Teva holds several European patents covering Azilect® that will expire between 2011 and 2014. Supplementary Protection Certificates have been granted in a number of European countries with respect to the patent expiring in 2014, thereby extending its term to 2019. Azilect® is also protected by data exclusivity protection in Western Europe until 2015.

Teva also relies on patent protection and trade secret protection to protect generic processes, products and formulations for its API and final dosage forms.

Active Pharmaceutical Ingredients (“API”)

In addition to its production and sale of finished dose pharmaceutical products, Teva manufactures and sells active pharmaceutical ingredients. Teva’s API division provides the benefits of vertical integration and also operates a significant third party business. With a leading global market share in many chemicals used in generic pharmaceuticals, Teva’s API division offers a high quality, long-term, reliable and cost-effective source of API.

The API division sells its products both to Teva’s finished dose pharmaceutical businesses, on an arm’s-length basis, and to third parties in a competitive market for APIs mainly intended for generic products. Teva’s API sales are affected by pharmaceutical trends and are directly related to the ability of its internal and external customers to launch new products and maintain market share.

Teva produces APIs worldwide through 18 production sites, some of which specialize in specific API categories or technologies, located in the U.S., Israel, Italy, Hungary, the Czech Republic, Mexico, Puerto Rico, India and China.

Teva offers over 250 different APIs, using a variety of production technologies: synthetic, semi-synthetic, fermentation process, peptide synthesis, plant extraction and production of highly potent compounds (compounds that have a therapeutic effect at very low dosages, typically at microgram levels). Teva is among the world’s principal suppliers of many of these chemicals. The API products are sold to formulators of pharmaceutical products mainly in the U.S. and Europe and also in Asia and Latin America, in each case subject to the local patent position. The portfolio of API products is a combination of high volume products and low volume, high value products.

In addition to the full range of more traditional APIs, Teva offers a broad portfolio of APIs for respiratory products, dermatological hormones, anti-inflammatories, oncolytics, immunosuppressants and muscle relaxants, as well as custom-manufactured APIs for a variety of proprietary drug manufacturers. Teva’s expertise in the chemistry of steroids and high-potency production enables it to continue and enhance its leadership in the inhalation, injectables and dermatology fields.

API production requires a high level of technical and regulatory skill. Most of the products are produced in dedicated computer-controlled facilities, which promote the optimization of high quality production processes. In order for APIs to be approved for use, the facilities and production procedures must meet the standards set by the applicable regulatory authority. Teva’s API plants meet such standards and are regularly inspected by the FDA (excluding the Chinese facility) and have additionally passed MHRA inspections, and inspections held by the Korean, Italian and Hungarian regulatory authorities. The Chinese facility does not manufacture for the U.S. market and was therefore not inspected by the FDA. However, production at this facility complies with all applicable regulatory requirements and Teva’s internal quality assurance and control procedures.

Teva’s API division maintains a portfolio of API intellectual property with over 3,600 registered and pending patents and a record of 90% of submitted patents being granted. The high standards that Teva applies to product and process patent clearance combined with its successful IP prosecution enable Teva to succeed in being “first to market.”

Marketing and Sales

In North America, the API division has marketed its products for over 25 years through Teva’s well established subsidiary, Plantex USA. Most of Plantex USA’s customers are generic manufacturers located in the U.S. and Canada. Additionally, Plantex USA has been able to make significant inroads into emerging drug-delivery segments and is venturing into selected custom synthesis projects for new drug applications.

In Europe, Teva’s subsidiary Plantex Chemicals BV has been responsible for marketing to European customers for over 25 years. While the principal European customers are generic pharmaceutical companies, Teva also has important contracts with innovative pharmaceutical companies. Since 2006, Teva has also been an API supplier in the CEE region through its Czech subsidiary Galena, which focuses on Russia and Central and East European markets.

Teva’s API division is extending its reach to markets with appropriate quality and patent protection regulation. Both Asia and Latin America have been identified as moving toward adoption of higher quality standards and enforcement of IP rights, presenting an opportunity for Teva to expand its API activities.

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

Teva is presently exploring strategic alternatives for its animal health business, including a possible divestiture. This decision follows the strategic review the Company conducted in 2007.

Research and Development

Teva’s research and development efforts are involved in all of its major business activities. Teva’s research and development expenses were $581 million, $495 million and $369 million in 2007, 2006 and 2005, respectively.

As a result of Teva’s internal strategic review, Teva expects that its R&D expenses (primarily related to generic R&D) will increase significantly in 2008, continuing an acceleration of spending that began in late 2007. Such additional spending on R&D will target what Teva believes are increased future opportunities worldwide. Teva’s new R&D expenditure target is 7.5% of sales, in comparison to 6% of sales, its previous target. This increased level of R&D spending as a percentage of sales is expected to be maintained over the next several years; however, it is expected that towards the end of Teva’s current strategic review period (i.e., towards 2012), while R&D expenditures in dollar terms will continue to grow, such expenditures will decrease as a percentage of sales.

Teva’s Global Generic R&D Division is in charge of developing products that are equivalent to branded pharmaceuticals. Its responsibilities include product formulation, chemical and physical (including shelf-life) testing, stability testing, bioequivalence (absorption and extent), blood level testing, clinical testing, registration and approval of a growing list of generic drugs for all of the markets where Teva operates. It continues to expand and enhance its capabilities beyond tablets, capsules, liquids, ointments and creams to other dosage delivery systems and dosage types such as complex drug delivery systems, such as matrix systems, special coating systems for sustained release products, orally disintegrating systems, sterile systems such as vials, syringes and blow-fill-seal systems, drug device combinations and nasal delivery systems for generic drugs. The division operates from fifteen development centers located in the U.S., Israel, Canada, Hungary, Mexico, the Netherlands, India, the U.K., Chile, Argentina, Venezuela and Peru, providing Teva with the global resources necessary to take advantage of both human resources, including their unique expertise and costs, and a more favorable patent law approach towards generics in some of these countries.

Teva’s Global Innovative R&D Division operates in Israel, the U.S., Canada, Hungary and several Western European countries. The division, together with Teva Innovative Ventures, conducts all activities relating to the clinical testing and regulatory approval of Teva’s growing portfolio of proprietary products, up to market entry and throughout the life cycle of each molecule. In addition, the division supports Teva’s efforts to source, on a global scale, both pre-clinical and early clinical products, specifically in the areas of neurodegeneration/neuroprotection, autoimmunity and oncology, to create and maintain a leadership position for Copaxone® in multiple sclerosis and to establish a franchise in Parkinson’s disease through Azilect®.

In addition to funding received through collaborations with third parties such as Lundbeck, Sanofi-Aventis and Eisai, Teva avails itself of government funding for research conducted in Israel. The Israeli government offers grants, which are repayable as royalties from the sale of products resulting from funded research, with the aggregate amount of such royalties limited to the amount of the original grant (with the addition of LIBOR plus 1.5%-2% interest). In recent years, however, such grants have become insignificant in the overall funding of Teva’s innovative R&D efforts.

Teva’s Global API R&D focuses on the development of processes for the manufacturing of API, including intermediates, chemical and biological (fermentation), which are of interest to the generic drug industry, as well as for Teva’s proprietary drugs. Its facilities include a large center in Israel (API processes and peptides), a large center in Hungary (fermentation and semi-synthetic products), a facility in India and additional sites in Italy, Mexico and the Czech Republic (development of high potent API). The API R&D division seeks methods to continuously reduce API production costs, enabling Teva to remain a supplier of key API products in an environment of price erosion after other competitors cease to be able to produce these products economically.

Teva’s Biopharmaceutical R&D. Teva also has R&D operations in Lithuania, China, Mexico and Israel that are specifically dedicated to the development of biopharmaceutical products. This division’s expertise covers recombinant protein expression and production, including genetic engineering, recombinant bacterial fermentation, mammalian tissue culture, protein purification and the development of analytical methods and formulation. Through its recent acquisition of CoGenesys, based in Rockville, Maryland, Teva has added a world-class biotechnology research team, advanced technological platforms and an innovative pipeline addressing a broad spectrum of therapeutic categories.

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

A significant amount of Teva’s U.S. generic sales is made to a relatively small number of retail drug chains and drug wholesalers. These customers have undergone and continue to undergo significant consolidation, which has resulted in customers gaining more purchasing power. Consequently, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base. On the other hand, this trend provides a competitive advantage to large suppliers such as Teva that are capable of providing sufficient quantities of a product, as well as a broad product line, on a national basis while maintaining a high level of customer service.

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

Many brand-name competitors try to prevent, discourage or delay the use of generic equivalents through several tactics, including legislative initiatives (e.g., pediatric exclusivity), changing dosage form or dosing regimen just prior to the expiration of an original patent, regulatory processes, filing new patents, patent extensions, litigation, including citizens’ petitions, negative public relations campaigns and, most recently, creating alliances with managed care companies and insurers to reduce prices and economic incentives to purchase generic pharmaceuticals. In addition, the brand-name companies sometimes launch, either through an affiliate or through licensing arrangements with another company, an authorized generic concurrent with the first generic launch, so that the patent challenger no longer has the full exclusivity granted by the Hatch-Waxman Act.

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

The United Kingdom, where Teva is the leading pharmaceutical company by volume and has twice the sales of its closest generic competitor, is one of the largest markets for generic pharmaceuticals in Western Europe and is also one of the most competitive due to its very low barriers to entry. Significant vertical integration exists between wholesalers and retailers, ensuring low prices as long as there are several suppliers. The number of major players in the United Kingdom pharmaceutical market has decreased due to consolidation.

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

In Israel, Teva is the largest supplier of pharmaceuticals, with a market share (including distribution on behalf of third parties) of approximately one-quarter of the total pharmaceutical market. Teva’s position in the market is based on its ability to market pharmaceutical products, hospital supplies and healthcare services to the medical community, its product range at competitive prices, its in-house distribution abilities and a variety of value-added services. Teva has the broadest portfolio of products in the Israeli pharmaceutical market, including generic, over-the-counter, branded drugs, hospital supplies and healthcare services. Teva’s products compete with those of other local manufacturers, as well as with imported products. Generic competition has increased in recent years in Israel, and this trend is expected to continue, with additional pressure on prices coming from the healthcare funds and other institutional buyers. Regulations that came into effect in May 2005 allow sales of some over-the-counter products for the first time in retail locations in addition to pharmacies. However, penetration into the retail over-the-counter market is slow, as retail stores and the general public are not yet acquainted with this offering and opportunity. In addition, the introduction of private labels into the retail market has increased competition in the total over-the-counter market, a trend that is expected to increase in the future.

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

In Poland, where Teva is currently the ninth-largest pharmaceutical company, the pharmaceutical industry has experienced significant structural change in recent years. Most of the state-owned companies have been privatized, and foreign firms account for a high proportion of sales. The competitive landscape, which is dominated by several very strong local and regional competitors across the CEE, continues to be challenging, with over 240 manufacturers.

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

In 2007, results from three company-sponsored, direct comparative studies between high dose interferon beta and Copaxone® were presented: the BECOME study involving 75 patients; the BEYOND study involving 2200 patients (both sponsored by Bayer-Schering); and the REGARD study involving 764 patients (sponsored by Merck-Serono). The studies measured clinical parameters such as time to first or multiple relapses, progression on the EDSS scale and various MRI measures of disease activity. All three studies, which involved nearly 3000 RRMS patients, were designed to demonstrate the superiority of interferon beta over Copaxone® but failed to show any difference in efficacy in the short term.

Azilect® is a new treatment for early and moderate to advanced stages of Parkinson’s disease. It uniquely combines a convenient once-daily, no titration dosing and favorable side effect profile, in contrast with its main competitors. Competitors include the newer non-ergot dopamine agonists class, Mirapex®/Sifrol® (pramipexole) and Requip ® (ropinirole), which are the leading products in this class, indicated for all stages of the disease. These products are expected to face their first generic competition in some markets in 2008, and are about to launch new once-daily slow-release formulations to replace the immediate release product currently used. An additional competitor in this class is Neupro®, a recently launched dopamine agonist with a new once-daily patch delivery system. In the moderate to advanced stage of the disease, in addition to the dopamine agonists, Azilect® also competes with Comtan®, a COM-T inhibitor.

API

In the sale of active pharmaceutical ingredients, Teva competes in all of its markets with specialty chemical producers, mainly located in Europe (particularly in Italy and Spain), in India and elsewhere in Asia. Teva competes based on price, quality, timely delivery and its ability to meet the stringent FDA requirements that apply to approved suppliers of API. Teva’s API division is a leader in terms of both sales and breadth of API offerings. Teva believes that its extensive portfolio, combined with the creation of intellectual property rights and its financial resources, make its API division a leader in the industry.

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

FDA approval is required before any “new drug” (including generic versions of previously approved drugs) may be marketed, including new strengths, dosage forms and formulations of previously approved drugs. Applications for FDA approval must contain information relating to bioequivalence (for generics), safety, toxicity and efficacy (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures require that commercial manufacturing equipment be used to produce test batches for FDA approval. The FDA also requires validation of manufacturing processes before a company may market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements. Generally the generic drug development and the ANDA review process can take three to five years.

The Hatch-Waxman Act established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the submission and/or the approval of ANDAs. One such provision allows a five-year market exclusivity period for new drug applications (“NDAs”) involving new chemical entities and a three-year market exclusivity period for NDAs (including different dosage forms) containing new clinical trial data essential to the approval of the application. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers to a product that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application. Patent term extension and non-patent market exclusivity may delay the approval of generic drug applications.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification. As originally legislated, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications 180 days after the first commercial marketing of the drug by the first applicant. Submission of an ANDA with a Paragraph IV certification can result in protracted and expensive patent litigation. When this occurs, the FDA generally may not approve the ANDA until the earlier of thirty months or a court decision finding the patent invalid, not infringed or unenforceable.

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing. Exclusivity rights may be forfeited pursuant to the Medicare Act if the product is not marketed within 75 days of the final court decision and under other specified circumstances. However, some of these changes apply to ANDAs where the first Paragraph IV certification was filed after enactment of the Medicare Act; previously filed ANDAs generally continue to be governed by the previous law.

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

The Center for Medicare and Medicaid Services is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers’ agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions); for products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. Teva USA has such a rebate agreement in effect with the federal government. Federal and/or state governments have enacted and are expected to continue to enact measures, such as the Medicare Act, enacted in December 2003, which expanded the scope of Medicare coverage for drugs beginning in January 2006. These measures are aimed at reducing the costs to government third party insurers, such as Medicare and Medicaid, that dispense drugs to the public. Teva cannot predict the nature of future such measures or their impact on its sales or profitability.

In the United States, the Deficit Reduction Act of 2005 mandated a new regulation, which became effective in part on October 1, 2007, establishing the method by which pharmaceutical manufacturers, including Teva, must calculate “average manufacturer price.” The Act strongly encouraged state Medicaid programs to utilize this average manufacturer price in the future as the benchmark for prescription drug reimbursement in place of the previous, widely used benchmark of average wholesale price. The Act also changed the method used to determine the federal upper limit on payment for generic drugs. Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. Federal reimbursements to states for the federal share of those payments are subject to this federal ceiling, which, effective January 1, 2007, was 250% of the average manufacturer price for generic drugs. This price limit may have the effect of reducing the reimbursement rates for certain medications that we currently sell. We are reviewing the potential impact of these provisions on our business and profitability and have not yet been able to draw conclusions, because the implementation of certain provisions of the final regulations promulgated under the Act has been stayed by litigation. We do not know how long the court-ordered stay will remain in effect or what the final outcome will be.

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

Teva’s products also include biotechnology-derived products that are comparable to brand-name drugs. Of this portfolio, only one, Tevtropin®, is sold in the U.S., while others are distributed outside of the U.S. Teva plans to introduce additional products into the U.S. marketplace, but currently an abbreviated regulatory pathway, such as the Hatch-Waxman Act, does not exist for these products. In 2007, the legislative environment in the U.S. improved, as a Senate committee considered legislation to create a regulatory pathway for biogeneric products, but no final legislation was enacted. Teva played an active role in the development and introduction of proposed legislation and believes that a regulatory pathway will be created in the U.S. in the next several years. In his proposed 2008 budget, President Bush included an amount dedicated to enhance the approval process for biogeneric products, and Teva is hopeful that the legislative process will be re-started toward the end of 2008.

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

A number of amendments to the Patented Medicines (Notice of Compliance) Regulations and the Food and Drugs Regulations came into force in October 2006. The Canadian federal government’s stated intention was to balance the interests of brand and generic companies by eliminating certain anticompetitive loopholes, known as “evergreening,” in the Patented Medicines (Notice of Compliance) Regulations in exchange for up to eight and one-half years of data exclusivity on new chemical entities under the Food and Drugs Regulations. The Canadian generic industry trade association is opposing the application of these regulations in the courts.

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

The Provinces of Ontario and Quebec have adopted amendments to their pricing and reimbursement regimes. These amendments generally reduce the price of generic drug products and permit generic drugs to be designated as interchangeable with not only the “same” but with “similar” brand drug products. Similar changes to pricing regimes are being considered by other provincial governments. In addition, the Canadian federal government and several provincial governments are studying possible improvements of their publicly funded Medicare system. Many of these governments acknowledge the need to limit extended brand patent monopolies and to speed the approval process for generic drugs. Branded pharmaceutical companies continue to lobby against expedited approvals of generic drugs, which would enhance generic drug sales at the expense of branded products.

Latin America. The extension of patent protection to pharmaceutical products is a relatively new concept throughout much of Latin America. Most local pharmaceutical industry companies in the region engage in the production of either copied versions of drugs still under patent in their countries of origin, or true off-patent drugs sold under a local brand-name, without bioequivalence testing in either case. Historically, registration has been the only regulatory prerequisite for new products, and if the regulatory agency fails to prove that a product may be harmful during the registration period, the product becomes registered and therefore eligible to be manufactured and sold. Pathways to true bioequivalent generics have generally not been adopted in Latin America, although procedures for introducing such generics exist in Mexico, Brazil and Chile and may provide an avenue for Teva’s Latin American operations to capitalize on products sold by Teva in other markets.

Israel. Israel requires pharmaceutical companies to conform to international developments and standards. To this end and in order to meet the three basic criteria for drug registration (quality, safety and efficacy), regulatory requirements are constantly changing in accordance with scientific advances as well as social and ethical values. Legal requirements prohibit the manufacture, importation and marketing of any medicinal product unless it is duly approved in accordance with these requirements.

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

European Union. The medicines legislation of the European Union requires that medicinal products, including generic versions of previously approved products and new strengths, dosage forms and formulations of previously approved products, shall have a marketing authorization before they are placed on the market in the European Union. Authorizations are granted after the assessment of quality, safety and efficacy by the respective health authorities. In order to obtain an authorization to place a medicinal product on the market, an application must be made to the competent authority of the member state concerned. Besides various formal requirements, the application must contain the results of pharmaceutical (physico-chemical, biological or microbiological) tests, pre-clinical (toxicological and pharmacological) tests and clinical trials. All of these tests must have been conducted in accordance with relevant European regulations and must allow the reviewer to evaluate the quality, safety and efficacy of the medicinal product.

During the course of 2007, Teva continued to register its products in the European Union. Teva used both the mutual recognition procedure (submission in one member state and after approval by the authorities of the so-called reference member state, applications can be submitted in the other chosen member states) and the newer decentralized procedure (that allows simultaneous submission of the application to the chosen member states) established by the European Union in the new legislation effective November 2005, in an attempt to simplify and harmonize registration. Teva is also committed to using the centralized procedure to register its generic equivalent version of reference products that originally used this procedure. On October 2007, the committee for medicinal products for human use (CHMP) adopted a positive opinion (subject to ratification by the European Commission) recommending the granting of a European-wide marketing authorization for olanzapine.

Due to historical court interpretations of “essential similarity” that have now been included in the new legislation, it has become possible to register generic drugs containing different salts of the active ingredient. Teva continues to invest in its registration activities in the majority of countries in the European Union, including Hungary, the U.K., France, Germany, the Netherlands, Italy, the Czech Republic and Poland.

In 2005, a legal pathway was established to allow approval of Similar Biological Medicinal Products (“biosimilars”) using abbreviated marketing applications. Appropriate tests for demonstration of safety and efficacy include preclinical or clinical testing or both. The reference product for this testing is the brand-name drug and the scientific principles of comparability are followed. In 2006, product specific guidelines were issued providing a more detailed interpretation of the data requirements for specific products, and further guidance is being developed by the respective authorities in conjunction with the pharmaceutical industry. Teva anticipates that this legal pathway and the abbreviated application requirements will enable distribution in the European Union of affordable biotechnology-derived products with demonstrated safety and efficacy comparable to the brand-name product.

In order to control expenditures on pharmaceuticals, most member states of the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

The duration of certain pharmaceutical patents may be extended in the European Union by up to five years in order to extend effective patent life to fifteen years. Some older French and Italian patents were extended up to eight and eighteen years, respectively. Additionally, exclusivity provisions in the European Union may prevent companies from applying for a generic product for either six or ten years (the period is selected by each country) from the date of the first market authorization of the original product in the European Union. The legislation, applicable to all members of the European Union and effective as of November 2005, changes and harmonizes the exclusivity period for new products submitted after the effective date. The period before a generic application can be made will be eight years (from either six or ten years before) and allows the generic product to be marketed only after ten years from the first marketing authorization of the original product in the European Union, with the possibility of extending the exclusivity by one additional year under certain circumstances. Given that new products submitted after November 2005 will take at a minimum approximately one year to be assessed and approved, the new data exclusivity provisions of ‘8+2+1’ years will affect only generic submissions from around the end of 2014 onwards. The legislation also allows for research and development work during the patent term for the purpose of developing and submitting registration dossiers.

Economic reforms to the Hungarian pharmaceutical industry were introduced in January 2007. The regulations imposed increased financial burdens on pharmaceutical manufacturers and wholesalers, including, for example, the obligation of marketing authorization holders to pay a fixed percentage (12%) of the total annual state subsidy (based on turnover) paid for their subsidized pharmaceuticals, as well as a provision stating that the National Health Insurance Fund and the marketing authorization holders are to share any costs which exceed the preliminary subsidy estimate in the National Health Insurance Fund budget.

CEE. For countries that are members of the EU, see “-Regulation - European Union.”

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

Pharmaceutical Production

Teva now operates 34 finished dosage pharmaceutical plants in North America, Latin America, Europe, Israel and China. The plants manufacture solid dosage forms, injectables, liquids, semi-solids and inhalers. During 2007, Teva’s plants produced approximately 41 billion tablets and capsules and over 500 million sterile units, compared with 37 billion tablets and capsules and 450 million sterile units in 2006.

Teva’s two main manufacturing technologies, solid dosage forms and sterile, are available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Kfar Saba and Jerusalem represent, in the aggregate, a significant percentage of Teva’s pharmaceutical production.

Teva’s plants in the U.S. and Canada, the Kfar Saba and Jerusalem sites in Israel, the Haarlem site in the Netherlands, the Runcorn site in the U.K., the Waterford site in Ireland, the Opava site in the Czech Republic and the Godollo site in Hungary are FDA-approved. Achieving and maintaining quality standards in compliance with the current Good Manufacturing Practices (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, requires sustained efforts and expenditures, and Teva has spent significant funds and dedicated substantial resources for this purpose.

Raw Materials for Pharmaceutical Production

Teva takes a global approach to managing commercial relations with its main suppliers. Strategic decisions are made on a global basis, while day-to-day operations are run locally. Most packaging materials are purchased locally.

Teva’s API division is the principal raw materials supplier for Teva’s pharmaceutical businesses. The remaining raw materials are purchased from suppliers located mainly in Europe, Asia and the U.S. Most of Teva’s purchases from external U.S.-based suppliers of API are controlled substances. Teva has implemented a supplier audit program to ensure that its suppliers meet its standards.

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

Teva has a global dedicated environmental and safety group which oversees Teva’s global efforts in this respect. Teva’s initiatives in 2007 included the following:

•	switching to more environmentally friendly energy sources (solar power in Irvine, California and liquefied petroleum gas in Kfar Saba, Israel); and

•	implementing ISO 14001, an environmental management standard: three manufacturing sites have been certified as ISO 14001 compliant and other sites are presently undergoing a certification process.

In addition, on an annual basis, Teva sets forth objectives focusing on the decrease of energy consumption and water usage as well as improvement of waste disposal and treatment. These objectives are set forth in annual environmental work plans prepared for each Teva site.

Organizational Structure

Teva’s worldwide operations are conducted through a network of subsidiaries primarily located in North America, Europe, Latin America and Asia. Teva has direct operations in more than 50 countries, as well as 34 pharmaceutical manufacturing sites in 17 countries and R&D centers in 15 countries. The following sets forth, as of December 31, 2007, Teva’s principal operating subsidiaries in terms of pharmaceutical or API sales.

In North America- United States: Teva Pharmaceuticals USA, Inc., Teva’s principal subsidiary in the U.S., and the following subsidiaries—Doral Manufacturing, Inc., Goldline Laboratories, Inc., IVAX Corporation, Ivax Diagnostics Inc. (72% owned), IVAX Pharmaceuticals New York LLC, IVAX Pharmaceuticals NV Inc., IVX Animal Health, Inc., Plantex U.S.A., Inc., Teva Parenteral Medicines, Inc., Teva Neuroscience, Inc. and Teva Specialty Pharmaceuticals, LLC; Canada: Novopharm Limited;

In Europe- Czech Republic: Ivax Pharmaceuticals s.r.o.; France: Teva Classics S.A.S.; Germany: Teva Deutschland GmbH; Hungary: Teva Pharmaceutical Works Private Limited Company (formerly known as Biogal Pharmaceutical Works Ltd.) (99.4% held by Teva); Italy: Sicor Societa Italiana Corticosteroidi S.r.l., Teva Italia S.r.l.; Ireland: IVAX Pharmaceuticals Ireland (a branch of IVAX International B.V.); The Netherlands: Pharmachemie Holding B.V., Plantex Chemicals B.V., Teva Pharmaceuticals Europe B.V.; Poland: Kutno S.A.; United Kingdom: Norton Healthcare Limited, Teva U.K. Limited (formerly known as Approved Prescription Services Limited).

In Israel- Assia Chemical Industries Ltd. and Salomon, Levin and Elstein Ltd.

In Latin America- Mexico: Lemery S.A. de C.V.; Chile: Laboratorio Chile S.A.; Venezuela: Laboratorios Elmor, S.A.

In addition to the subsidiaries listed above, Teva operates businesses in various strategic and important locations, including China, India and other emerging and smaller markets.

Properties and Facilities

Listed below are Teva’s principal facilities in various regions of the world and their size in square feet as of December 31, 2007:

Plant Location	Square Feet (in thousands)	Main Function
Israel
Jerusalem (3 sites)	463	Pharmaceutical manufacturing, research laboratories and offices
Netanya (2 sites)	428	API (chemical) manufacturing, pharmaceutical warehousing, distribution center and offices
Kfar Sava	363	Pharmaceutical manufacturing, research laboratories and warehousing
Ramat Hovav	729	API (chemical) manufacturing and R&D
Petach Tikva	175	Corporate headquarters

United States
North Wales, PA (4 sites)	661	Teva USA headquarters, warehousing and distribution center
St. Joseph, MO and Fort Dodge, IA (8 sites)	522	Offices, distribution, R&D and warehouse
Miami, FL (3 sites)	279	Manufacturing, R&D, warehousing and office space
Irvine, CA (9 sites)	347	Pharmaceutical manufacturing, R&D laboratories and warehousing
Sellersville, PA	206	Pharmaceutical manufacturing, R&D laboratories
Guayama, Puerto Rico	170	API (chemical) manufacturing
Mexico, MO	150	API (chemical) manufacturing

Canada
Toronto, Ontario	351	Canadian headquarters, pharmaceutical packaging, warehousing, distribution and laboratories
Stouffville, Ontario	135	Pharmaceutical manufacturing
Markham, Ontario	122	Pharmaceutical manufacturing and warehousing

Europe
Debrecen, Hungary	1,534	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories, warehousing
Opava, Czech Republic	1,149	Pharmaceutical and API (chemical) manufacturing, R&D laboratories, warehousing and distribution
Gödöllõ, Hungary	675	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution, packaging and warehousing

Plant Location	Square Feet (in thousands)	Main Function
Waterford, Ireland	450	Pharmaceutical manufacturing, warehousing, packaging
Kutno, Poland	399	Pharmaceutical manufacturing, warehousing, packaging, R&D laboratories
Haarlem, The Netherlands	235	Pharmaceutical manufacturing, warehousing, packaging and offices
Bulciago Settimo Milianese, Rho Italy	177	API (chemical) manufacturing
Runcorn, England	151	Pharmaceutical manufacturing, warehousing and office space
Eastbourne, England	133	Warehousing and packaging
Santhia, Italy	123	API (chemical) manufacturing, R&D laboratories and warehousing
Vilnius, Lithuania (2 sites)	95	Pharmaceutical manufacturing, R&D laboratories

International
Santiago, Chile (2 sites)	388	Pharmaceutical manufacturing and warehousing
Gajraula (U.P.), India	821	API (chemical) manufacturing
Munro, Argentina	154	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Mexico City, Mexico (4 sites)	298	Pharmaceutical manufacturing, distribution and warehousing
Ramos Arizpe, Mexico	97	Pharmaceutical manufacturing and R&D laboratories

Teva leases certain of its facilities. In Israel, the site of Teva’s principal executive offices and corporate headquarters in Petach Tikva is leased until December 2012.

In North America, Teva USA’s principal leased properties are its facilities in North Wales, Pennsylvania, the initial term of which expires in 2011, and a new warehouse in New Britain, Pennsylvania, the initial term of which expires in 2013. Teva Parenteral Medicines Inc., a subsidiary of Teva USA, purchased four facilities in Irvine, CA, which are used for manufacturing, a distribution center and laboratories, consisting of 115,000 square feet. With these purchases, Teva Parenteral Medicine, Inc. owns five facilities. It also has lease agreements for five additional facilities which are used for administrative offices, laboratories and warehouses, which leases expire at various times between 2009 and 2017.

Teva USA sold its facility, consisting of 270,000 square feet, situated in Miami, FL and leased back a warehouse facility at the same site. Novopharm’s headquarters building in Toronto, Ontario and a Novopharm manufacturing facility in Stouffville, Ontario were purchased in 2007. Teva owns and leases various other facilities worldwide.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

None.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Teva is a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. It is the leading generic drug company in the world, as well as in the U.S., in terms of total and new prescriptions. Teva also has a significant and growing innovative pharmaceutical business, whose principal products are Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, as well as an expanding proprietary specialty pharmaceutical business, which consists primarily of respiratory products. Teva’s API business both sells to third-party manufacturers and provides significant vertical integration to Teva’s own pharmaceutical production.

The generic drug industry as a whole, and therefore Teva’s own operations, are affected by demographic trends, including an aging population and a corresponding increase in healthcare costs, governmental budget constraints and spending decisions of healthcare organizations. In each of Teva’s markets around the globe, governments as well as private employers are working to control growing healthcare costs, and there is an increasing recognition of the importance of generics in providing access to affordable pharmaceuticals. In addition, the generic industry, particularly in the U.S., is significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Generic companies also face intense competition from brand-name pharmaceutical companies seeking to counter generic products. Teva believes that its broad pipeline and balanced business model, combining generic as well as branded generic, innovative and respiratory pharmaceutical products, and API, coupled with its geographic diversity, are key strategic assets in addressing these trends.

Highlights

In 2007, Teva’s net sales grew to $9.4 billion, an increase of approximately one billion dollars, or 12% over net sales in 2006. Teva’s success in terms of sales growth in 2007 can be attributed to strong performance in most of its business units, including higher generic sales in the U.S., despite relatively few major product launches in the U.S. The decline in the value of the dollar relative to the currencies of the other countries in which Teva has sales contributed approximately 3% to the sales, with insignificant impact on net income.

Net income in 2007 was $1,952 million, as compared to $546 million in 2006. The 2006 net income figure, however, reflects, among other things, the impact of $1,321 million in charges in 2006 for a number of items including: a write-off of in-process research and development, primarily related to the Ivax acquisition in early 2006, charges relating to a litigation settlement with Pfizer, and product impairment charges. On the other hand, the provision for income taxes in 2006 decreased following a release of $120 million in tax reserves during the fourth quarter of 2006.

Among the significant highlights of 2007 were:

•

The launch during 2007 in the U.S. of two significant new generic products with exclusivity: the generic versions of Protonix® (pantoprazole) during the fourth quarter of 2007 and Lotrel® (amlodipine besylate/benazepril) during the second quarter of the year, and substantially higher 2007 sales of oxycodone, the generic version of Oxycontin®. Pursuant to its litigation settlement with Purdue, Teva ceased selling oxycodone in January 2008.

•

North American pharmaceutical sales also benefited from increased sales of Teva’s branded products, including ProAirTM, Copaxone® and Azilect® in the U.S., as well as higher sales of generic products in the Canadian market (also when measured in Canadian dollar terms).

•

The continued worldwide success of Copaxone® as demonstrated in the U.S., where it became the number one selling MS drug in dollar terms, as well as in Europe and in other regions, primarily Latin America. Global in-market sales of Copaxone® in 2007 exceeded $1.7 billion, an increase of 21%.

•

Higher European sales of generic products, also derived in part from sales of 206 new product launches in 30 European countries in 2007, corresponding to 90 compounds in 188 formulations and 453 marketing authorizations.

•	Higher International (non-U.S. and Western Europe) sales of pharmaceutical products, including particularly strong sales in Latin America, the Central and Eastern European (CEE) region and Israel.

•	The consolidation of the results of Ivax for the full year of 2007 as opposed to 11 months in 2006.

•	Gross profit margins in 2007 of 51.8%, higher than the 50.7% margin in 2006, which was lower also due to the inventory step-up recorded in 2006 in connection with the Ivax acquisition.

•

An increase in selling, general and administrative expenses, as a percentage of sales, to 20.2% in 2007, compared to 18.7% in 2006, primarily reflecting higher cost levels due to increased sales of branded products and due to operations in many branded generic markets with their typically higher gross margins but correspondingly substantially higher selling and marketing expenditures. Increased sales of products for which the profit split with third parties (under the terms of settlement agreements with such parties) is recorded as SG&A expenses, also contributed to the higher SG&A expenses.

•	Record research and development expenses ($581 million, an increase of 17%), due to increases in generic, innovative and API R&D spending.

•	Taxes of 16.9% of pre-tax income, as compared with 22.0% in 2006. The higher tax rate for 2006 is a reflection of the substantially lower net income recorded for 2006, as discussed above.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from Teva’s U.S. GAAP financial statements presented as percentages of net sales and the increase/decrease by item as a percentage of the amount for the previous year.

	Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2007	2006	2005	2007-2006	2006-2005
	%	%	%	%	%
Net sales	100.0	100.0	100.0	12	60
Gross profit	51.8	50.7	47.2	15	72
Research and development expenses	6.2	5.9	7.0	17	34
Selling, general and administrative expenses	20.2	18.7	15.2	21	97
Acquisition of research and development in-process		15.4
Litigation settlement, restructuring and impairment expenses		1.2
Operating income	25.4	9.5	25.0		(39)
Financial expenses – net	0.4	1.1	0.1
Income before income taxes	25.0	8.4	24.9		(46)
Net income	20.8	6.5	20.4		(49)

Sales—General

Consolidated sales by geographic areas and business segments were as follows:

Sales by Geographical Areas

						Percent Change
Sales for the Period	2007	2006	2005	% of 2007	% of 2006	2007 from 2006	2006 from 2005
	U.S. dollars in millions
North America	5,428	5,065	3,146	58%	60%	7%	61%
Europe*	2,403	2,036	1,529	25%	24%	18%	33%
International	1,577	1,307	575	17%	16%	21%	127%

Total	9,408	8,408	5,250	100%	100%	12%	60%

*	Includes Western Europe and Hungary.

Sales by Business Segments

						Percent Change
Sales for the Period	2007	2006	2005	% of 2007	% of 2006	2007 from 2006	2006 from 2005
	U.S. dollars in millions
Pharmaceuticals	8,847	7,821	4,726	94%	93%	13%	66%
API*	561	587	524	6%	7%	(4%)	12%

Total	9,408	8,408	5,250	100%	100%	12%	60%

*	Third-party sales only.

While Teva recorded a substantial increase in sales between 2006 as compared to 2005, resulting from the Ivax acquisition, the increase in sales from 2007 over 2006 was attributed almost entirely to organic growth, since Ivax was consolidated as of February 1, 2006. This internal growth was driven principally by a strong performance in most of Teva’s business units and to a lesser extent by higher than expected appreciation of most currencies relative to the U.S. dollar.

Pharmaceutical Sales

North America

In 2007, pharmaceutical sales in North America amounted to $5,162 million, an increase of 8% over 2006. The increase in sales was achieved despite fewer major generic product launches with exclusivity in the U.S., as compared to recent years, and was attributable to:

•

two major generic product launches in the U.S.: the generic versions of Protonix® (pantoprazole) and Lotrel® (amlodipine besylate/benazepril), as well as higher oxycodone sales. Pursuant to its litigation settlement with Purdue, Teva ceased selling oxycodone in January 2008;

•

the launch of 25 new products in the U.S. (listed in the order of their launch during the year), compared with 17 products launched in 2006: the generic versions of Mavik® (trandolapril), Zithromax® injectable (azithromycin), Dostinex® (cabergoline), Uniretic® (hydrochlorothiazide moexipril HCl), Depo-testosterone® (testosterone cypionate), Ambien®

(zolpidem tartrate), Omnicef® capsules (cefdinir), Omnicef® suspension (cefdinir), Lotrel® (amlodipine benzaprile), Xanax XR® (alprazolam), Focalin® (dexmethylphenidate HCl), Zofran®(tablets and OD tablets) (ondansetron), Lamisil® (terbinifine), Norvasc® (amlodipine besylate), Ifex® (ifosfamide), Adriamycin® (doxorubicin HCl), Ellence® (epirubicin HCl), Famvir® (famciclovir), Coreg® (carvedilol), Cerebyx® (fosphenytoin sodium), Penlac® (ciclopirox), Accupril® (quinapril HCl), Rocephin® (ceftriaxone) and Protonix® (pantoprazole);

•	continued growth in sales of Teva’s branded products, including ProAir®, Copaxone® and Azilect®; and

•

continued substantial growth of sales in Canada due to sales of venlafaxine (marketed under exclusivity during part of 2007), which was launched in December 2006 and therefore had a greater impact in 2007, 20 new product launches, the most significant of which was olanzapine, the generic version of Zyprexa®, as well as the appreciation of the Canadian dollar against the U.S. dollar.

These factors were partially offset by price erosion in 2007, which affected not only the major products introduced in 2006 under exclusivity but also base generic products.

In 2007, Teva dispensed in the U.S. approximately 454 million prescriptions, of which 437 million were generic prescriptions, an increase of 5% as compared to 2006 and 153 million prescriptions ahead of Teva’s nearest generic competitor and 156 million prescriptions ahead of any other pharmaceutical company. According to IMS data, in 2007, Teva had 12% of all prescriptions and 18% of all generic prescriptions in the U.S.

Following the launch of Teva’s generic version of Wyeth’s Protonix® in December 2007, Teva entered into a standstill agreement with Wyeth, in which Teva agreed to cease sales of its generic version of Protonix®. The standstill was terminated on January 30, 2008 upon Wyeth’s launch of an authorized generic version. Five weeks after the launch of the product, Teva captured 65% of the market. Less than half of the product’s unit sales were recorded in 2007, and the remainder are to be recorded in 2008. Teva announced in February 2008 that it does not presently intend to re-launch this product.

Teva expects that its revenue stream in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of February 7, 2008, included 160 ANDAs, including 44 tentative approvals and 92 “Paragraph IV” applications, which challenge the brand products’ patents. Total 2007 annual sales of the related brand products targeted by this generic pipeline, including tentatively approved products, exceeded $100 billion. Teva believes it is the first to file on 49 of these applications, relating to brand products whose aggregate 2007 annual U.S. sales exceeded $40 billion. Despite fewer major opportunities in 2007, as compared to the unusual concentration of very large launches in 2006, Teva nevertheless launched a substantial number of new products and expects an accelerated pace of significant product launches in the coming years. In February 2008, Teva launched the generic version of Fosamax® (alendronate sodium) after receiving final approval from the FDA.

In Canada, as of December 31, 2007, 82 products submitted to the Canadian Therapeutic Products Directorate were awaiting approval. Collectively, the brand name versions of these products had annual Canadian sales in 2007 of approximately U.S. $3.95 billion.

In 2006, pharmaceutical sales in North America amounted to $4,759 million, representing an increase of 68% over 2005. The increase in sales was attributable to:

•

four major new generic product launches in the U.S., with 180 days exclusivity: the generic versions of Zocor® (simvastatin), Zoloft® (sertraline), Wellbutrin XL® (bupropion) and Pravachol® (pravastatin). In addition, during 2006, Teva sold generic versions of the following products in the U.S. (listed in the order of their launch during the year): DDAVP®, Clozaril®, Desferal®, Zonegran®, Novantrone®, MiraLax™, Proscar®, Mobic®, Effexor®, Cipro®, Depo-Medrol®, Ditropan XL® and Zofran®;

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

While most of the generic products launched or sold in 2006 were from Teva’s R&D pipeline, certain products were the result of agreements with partners where Teva acquired rights to products it did not have, in furtherance of Teva’s strategy to reach the market with generic versions as early as possible. In addition, in 2006 Teva entered into agreements settling patent litigation with certain branded companies. These included a settlement agreement with Purdue pertaining to Teva’s generic version of Purdue’s OxyContin® (oxycodone HCl extended-release) tablets, a settlement agreement with Pfizer regarding idarubicin, azithromycin and epirubicin, and an agreement with Impax and Anchen Pharmaceuticals, Inc. for the marketing of the generic version of Wellbutrin XL® (bupropion hydrochloride extended-release) tablets, 300 mg, the branded product marketed by GlaxoSmithKline.

Europe

Pharmaceutical sales in 2007 in 17 Western European countries (including Hungary) amounted to $2,245 million, an increase of 21% compared to 2006, reflecting growth in nearly all of Teva’s markets, with the main contributors to this increase being the retail and respiratory business in the U.K. and the generic business in France, as well as increased sales of Copaxone® and Azilect®. In 2007, among the significant products sold by Teva in Europe were the generic versions of Prezal®, Losec®, Lipitor®, Zocor®, Zoloft®, Fosamax®, Taxotere®, Taxol®, Zofran®, Seroxat®, Neurontin®, Zithromax®, Augmentin®, Becotide®, Pulmicort®, Ventolin®, Dostinex®, Coversyl®, Norvasc® and Tritace®. During 2007, Teva received 1,160 generic approvals in different European countries, corresponding to 89 different compounds in 206 formulations.

2007 highlights in the major European countries included:

•

U.K.: Teva, with twice the sales of its closest generic competitor and as the largest pharmaceutical company in terms of number of prescriptions, expanded its generic market share in the U.K., which has become Teva’s second largest market after the U.S. Teva’s branded respiratory product, Qvar®, became the leading branded single inhaled corticosteroid for long-term control of chronic bronchial asthma. Growth was also generated by 37 new products, including the generic versions of Dostinex®, Coversyl® and Eloxatin®.

•

The Netherlands: Teva further strengthened its leading position and portfolio in the Dutch generic market by launching new products, including the generic versions of Durogesic® and Resperidol®, among others.

•

Hungary: Sales of Teva’s self-manufactured products benefited from the government’s healthcare reform initiative in 2007 to reduce overall healthcare costs. Teva was able to increase its market share in terms of sales and units, while sales of third-party manufactured products by Human Trade (Teva’s distribution business in Hungary) decreased in 2007. During 2007, Teva sold its plasma fractionation and production business in Hungary to the Italian company Kedrion SpA.

•

France: Teva increased its market share primarily due to the successful launch of the generic equivalents of Norvasc®, Lamisil® and Vantin®. In the respiratory field, Teva successfully launched its brand Ecobec® (beclomethasone diproprionate HFA).

•	Italy: Teva launched generic versions of Zocor®, Ciproxacin® and Diflucan®.

•

Germany: In 2007, Teva signed a contract for six molecules with the AOK, the largest German healthcare fund. Under this contract, Teva became one of three preferred suppliers of specific finished dosage products over a one-year period. Teva also participated in a tender held by the AOK in 2007 for the supply of a larger number of molecules during 2008-2009. Agreements were signed for three molecules, but other agreements were postponed pending litigation that was brought against AOK that challenged the 2007 AOK tender process. In February 2008, a German court ruled that AOK’s tender process did not meet applicable procedural requirements under German and European procurement laws, and also that AOK could not tender for a pan-German countrywide contract, but would instead be required to offer separate tenders in each region. Although the outcome of these legal proceedings may signal a delay in the evolution of the German market for generic drugs, Teva expects that this market will present opportunities in the coming years and that Teva, through its contracts with AOK or similar agreements with other state insurers, will be able to gain additional market share for its products in Germany.

During 2007, the European currencies were revalued against the U.S. dollar (on an annual average compared to annual average basis). Accordingly, these currency fluctuations relative to the U.S. dollar increased sales by 11% in 2007.

The overall sale of branded products expected to lose patent protection in the top eight European markets between 2008 and 2013 is estimated to be approximately $26 billion. However, there are varying regulatory regimes among the different countries within Europe, which often result in patents expiring on different dates within European markets or in differences in timing of the launch of generic products due to data exclusivity restrictions.

In Europe, as of December 31, 2007, Teva had over 3,100 marketing authorization applications pending approval corresponding to 154 compounds in 310 formulations. Teva believes that this pipeline of approvals and applications, which includes important products, some of which Teva expects to launch in 2008 in various European countries, will provide an opportunity to generate significant growth in the next several years. Teva has significantly increased its registration efforts in a number of European countries, including Hungary, the U.K., France, Germany and the Netherlands.

Over the course of 2007, Teva continued to register its products in Europe, using both the mutual recognition procedure and the newer decentralized procedure established by the European Union in an attempt to simplify and harmonize registration. The decentralized procedure allows simultaneous submission of an application to several member states. Due to historical court interpretations of “essential similarity” that have now been included in the decentralized procedure, it has become possible to register generic drugs containing different salts of the active ingredient.

Additional reforms benefiting the generics market were introduced in 2007 in certain European countries, such as reforms providing for incentives to physicians and patients who prefer generic pharmaceuticals over branded products, removal of disincentives for pharmacists to dispense generic products, and permitting prescriptions specifying the generic drug, rather than by brand name, thereby providing pharmacists the ability to dispense the generic product.

Pharmaceutical sales in Europe in 2006 amounted to $1,850 million, an increase of 34% compared to 2005. Other than the consolidation of Ivax sales, which primarily increased sales in the U.K., France, Germany and the Nordic countries, and which facilitated Teva’s entrance into the respiratory product business in Europe, new product launches, higher sales of third-party products in Hungary, and the continued penetration of Copaxone® and Azilect® contributed to the year-over-year sales growth. In 2006, while Teva faced challenging market conditions in certain of its principal European markets, including the U.K. and Italy, it benefited from opportunities in other countries such as France.

International

Teva’s International group includes Israel and all other countries outside of the U.S., Canada and Western Europe, which includes Hungary. Teva’s pharmaceutical sales in those regions reached an aggregate of $1,440 million in 2007, an increase of 19% as compared to 2006. Approximately 41% of Teva’s International pharmaceutical sales were generated in Latin America, 26% in Israel, 26% in the CEE and 7% in other countries.

The principal countries contributing to Teva’s Latin American pharmaceutical sales were Mexico, Chile, Venezuela, Peru and Argentina. The principal countries contributing to pharmaceutical sales in the CEE region were Russia, Poland and the Czech Republic. In most of these markets, Teva’s products are marketed and sold as “branded generics.” Sales of branded generic products usually generate higher gross margins but also involve considerably higher marketing expenditures than do non-branded generic products (such as those sold in the United States and certain Western European countries).

In Latin America, sales grew by 12% in comparison with 2006 sales, representing increased sales both in U.S. dollar terms and in local currency terms, in all the countries, especially in Venezuela, Peru and Argentina, except for Mexico, where our business suffered from temporary problems primarily related to the integration of Ivax’s business.

In the CEE region, Teva’s sales grew by 34% during 2007 to $362 million, reflecting increased sales in all of Teva’s main markets in the region. In Russia, despite continuing government-imposed cost containment measures for products included in the reimbursement list, and the exclusion of some products from the reimbursement list, sales increased due primarily to higher sales of respiratory products, OTC products and Copaxone®, which reached a 40% market share of the Russian MS market. Sales in the Czech retail market generally rebounded from the previous year’s decline and Teva’s sales increased almost 60%, strengthening its position as second largest generic company in the country. In Poland, Teva strengthened its portfolio by registering during 2007 the new products finasteride, carboplatin and oxaliplatine and successfully penetrated the hospital market.

Among the key products sold by Teva in the CEE during 2007 were the generic versions of Novo-Passit® (guaifenesin), Beclazone® (beclomethasone) and Simgal® (simvastatin). During this year, Teva launched 72 new molecules in various countries and received 309 generic approvals, corresponding to 56 new compounds in 60 formulations and 135 strengths. In addition, as of December 31, 2007, Teva had 877 marketing authorization applications pending approval, corresponding to 114 molecules in 135 forms and 277 strengths.

In 2007, Teva enhanced its presence in Turkey through the acquisition of Med-Ilac, which has been distributing Teva products in Turkey for many years. Teva intends to use Med-Ilac as a basis for further strengthening its presence in the Turkish market, which is acknowledged as one of the fastest growing pharmaceutical markets – in both the branded and generic markets.

Pharmaceutical sales in Teva’s International group during 2006 amounted to $1,212 million, an increase of 137% compared to 2005. This increase in sales reflects primarily the consolidation of Ivax sales in the CEE, Latin America and other regions as of February 1, 2006, and the accessibility to new markets that Teva obtained with the acquisition of Ivax.

Animal Health

Teva manufactures and markets proprietary and generic veterinary pharmaceutical products primarily in the U.S., as well as in Israel. Teva also markets animal health pharmaceutical products in other regions, particularly in Southeast Asia, Africa, Latin America and Eastern Europe. Sales in 2007 reached $173 million, a slight increase of $2 million over sales during 2006. This increase in sales reflected increased sales of veterinary products in markets outside the U.S., which offset a reduction in U.S. sales.

Teva is presently exploring strategic alternatives for its animal health business, including a possible divestiture. This decision follows the strategic review Teva conducted in 2007.

Innovative Products

Teva’s innovative products include Copaxone® for the treatment of relapsing remitting multiple sclerosis and Azilect® for the treatment of Parkinson’s disease. Teva continues to invest in the development of additional innovative products through its R&D efforts (as further described in Item 4 of this report) and focuses on the following therapeutic areas: neurological disorders, autoimmune diseases and oncology.

Copaxone®. In-market global sales of Copaxone® in 2007 reached a new record of $1,713 million, an increase of 21% over 2006. Copaxone® became the leading therapy for multiple sclerosis in the U.S., in dollar terms. U.S. Copaxone® sales continued to increase, reaching $1,094 million, an increase of 19% compared to 2006. U.S. sales represented 64% of total in-market sales in 2007. In-market sales outside the U.S., primarily in Europe, increased 24% to $619 million, driven by significant sales increases in Teva’s principal European markets (the U.K., France and Germany, the largest MS market in Europe), as well as Russia, Brazil and certain other Latin American countries. The growth of in-market sales of Copaxone® in the U.S. also reflected the impact of two price increases of 10% and 7% during 2007. Copaxone® is sold through Sanofi-Aventis and its subsidiaries in most markets, and Teva records as revenue only a portion (slightly above 50%) of the in-market sales of Copaxone® sold by these entities. In the U.S., Copaxone® is marketed by Teva Neuroscience, Inc. Since the exchange rate of most currencies appreciated against the U.S. dollar in 2007 on an annual average basis comparison, sales growth of Copaxone® outside the U.S. was also impacted by currency movements.

Pursuant to the agreement with Sanofi-Aventis, Teva will assume responsibility for distribution of Copaxone® in the U.S. and Canada commencing April 1, 2008 and in Europe and certain other markets in 2012. As Teva cannot presently estimate the total amount to be paid to Sanofi-Aventis, it will record the full in-market sales of Copaxone®, net of a payment to Sanofi-Aventis (equal to 25% of the in-market sales of Copaxone® with respect to the U.S. and Canada agreement) for a period of two years in each case, compared with slightly above 50% of in-market sales we currently record. Although Teva will record higher revenues as a result of this change, according to the existing agreement, Sanofi-Aventis will no longer share certain marketing and administrative expenses. The resulting increase in SG&A will substantially offset the increase in reported revenues, and therefore this termination provision will result in a minimal change to net income during this two-year period. Thereafter, commencing in April 2010, Teva will stop making this payment to Sanofi-Aventis and will thus record all in-market sales and profits of Copaxone® for the U.S. and Canada. Following the termination of the European agreement, which is to take effect in most countries in 2012, a similar pattern will come into play for Europe and the other markets covered by the agreement, but with Teva making significantly lower payments to Sanofi-Aventis. Currently, Teva and Sanofi-Aventis are still negotiating the existing agreement to determine whether changes can be made that would be mutually beneficial.

To date, Copaxone® has been approved for marketing in 51 countries worldwide, including the U.S., Canada, Israel, 27 European Union countries, Switzerland, Australia, Russia, Turkey, Mexico, Brazil and Argentina.

In 2006, in-market global sales of Copaxone® amounted to $1,414 million, an increase of 20% over the previous year. U.S. sales in 2006 accounted for 65% of global sales of Copaxone® . The growth of in-market sales of Copaxone® in the U.S. in 2006 also reflected the impact of two price increases of 9% and 4%. Sales growth of Copaxone® in 2006 in Europe was not impacted by currency movements.

To further explore the efficacy of a new higher dose of Copaxone®(40mg/day), a large Phase III study entitled FORTE has been initiated to confirm the positive results obtained in the Phase II study. This Phase III study compares 40mg Copaxone® to 20mg Copaxone® for 12 months in 1,150 multiple sclerosis patients. Based on consultation with the FDA and the MHRA (the UK Medicine and Healthcare Regulatory Agency), approval of the 40 mg dose, with the same labeling as that of the 20mg dose, will be based on this one-year Phase III study, with an additional one-year open-label extension where all patients will be treated with the higher dose. This study is ongoing in 20 countries, and results are expected in the third quarter of 2008.

Azilect®. Total in-market sales of Azilect® worldwide amounted to $120 million in 2007, compared with global sales of $44 million in 2006. Sales in the U.S. increased to $52 million, in comparison with sales of $17 million in 2006 (which reflect six months’ sales as the product was launched in the U.S. in July 2006). European sales increased to $66 million, led by increased sales in Spain and in Italy. To date, Azilect® has been made available in 29 countries.

Specialty Products

In 2007, Teva continued strengthening its specialty pharmaceuticals business, presently focusing on respiratory, biogeneric and biopharmaceutical products, as well as specialty products for hospitals and other institutional channels.

Respiratory Products. Teva’s global respiratory product portfolio recorded a significant increase in sales in 2007, reaching approximately $740 million, a 49% increase over 2006. These sales were driven by greater sales of ProAir™ (albuterol HFA) and Qvar® in the U.S. and sales of Qvar® in Europe (mainly in the U.K. and in France). In the U.S., HFA propellant-based products currently constitute about 60% of the propellant inhalers market, and Teva has captured approximately 60% of that opportunity.

Most of Teva’s respiratory products are manufactured in Ireland, in a manufacturing facility acquired by Teva as part of the Ivax transaction which was substantially expanded since then.

All of Teva’s asthma products sold in Europe (except for beclomethasone in the United Kingdom) and in the U.S. are free of CFC propellants, which are being phased out worldwide under the Montreal Protocol, a 1987 international treaty to eliminate the production and use of ozone-depleting chemicals, and which may not be sold in the U.S. after December 31, 2008 under a recent FDA ruling. Instead, Teva’s current inhaler products contain the ozone-friendly propellant hydrofluoroalkane (HFA). The phase-out process in anticipation of implementation of the Montreal Protocol is already affecting the market.

In January 2008, Teva entered into an agreement with UCB, a biopharmaceutical company with a strong presence in the U.S., to co-promote Teva’s respiratory products in the U.S. This agreement will provide Teva with access to a larger sales force, increasing the sales force from about 200 representatives to over 600 and consequently enabling Teva to capture a greater part of the HFA inhalers market. The consideration to be paid to UCB under this agreement is to be performance-based. The initial product to be jointly promoted is Teva’s ProAir® HFA (albuterol sulfate) Inhalation Aerosol. Additionally, the agreement provides for future joint promotion of other products currently in development by Teva.

Teva is seeking approval for ProAir® HFA Breath Actuated Inhalation (BAI) Aerosol, based on the Easi-Breathe® technology, in the U.S. In December 2006, the FDA issued an approvable letter that required Teva to propose a communication plan to teach pharmacists, physicians and patients how to use the BAI device and to perform a label comprehension and use study. The requirements of the approvable letter, which did not require further studies regarding safety and efficacy, are in keeping with the FDA’s strict review of “rescue” medicines. Throughout 2007, Teva has worked closely with the FDA to design the studies and enroll appropriate categories of participants and expects to complete the work required by the FDA by mid-2008.

Hospitals and Institutional Channels. Teva, supported by its global supply system, offers a wide range of oncology products, as well as other products for the hospital channel, including injectables, solid form and inhaled delivery systems.

Biogenerics and Biopharmaceuticals. During 2007, sales of biogeneric pharmaceuticals reached $50 million, as compared with $30 million in 2006. Most of these products are sold in the less regulated markets, while hGH is also sold in the U.S. Teva has in its pipeline additional biopharmaceutical products which it intends to launch in the coming years into the U.S., European and international markets.

In 2007, Teva submitted its first biosimilar file to the European Medicines Agency (“EMEA”), for its human granulocyte colony stimulating factor (“G-CSF”) product. A biosimilar is a medicine approved by regulatory authorities to be similar in terms of quality, safety and efficacy to a reference biological medicine to which it has been compared. On February 21, 2008, Teva received a positive opinion from the CHMP, the scientific committee of the EMEA, for this product. Teva’s product is the first biosimilar G-CSF to receive a positive opinion in the EU. The European Commission is now expected to grant marketing authorization for this product, which will be marketed in the EU by Teva under the brand name TevaGrastim®. Teva expects to begin marketing this product in certain European countries later in 2008.

In general, the biopharmaceutical portfolio under development for U.S. and European markets made significant progress with several projects entering preclinical and clinical study phases. Teva continued to invest in its biogeneric R&D and manufacturing capabilities, in order to support both the marketing of the existing products and the development of additional products.

It is expected that the biopharmaceutical market will achieve a total of nearly 30% of the pharmaceutical market by 2015, up from only 15% in 2006, this increase reflecting an estimated compound annual growth rate of 12% for this period, as opposed to a compound annual growth rate of 1% for small molecule pharmaceuticals (based on multiple sources).

In February 2008, Teva substantially expanded its biogenerics capabilities by acquiring CoGenesys, Inc., a privately held biopharmaceutical company with a broad-based biotechnology platform focused on the development of peptide- and protein-based medicines across broad therapeutic categories.

Active Pharmaceutical Ingredient (API) Sales

Overall sales of active pharmaceutical ingredients in 2007 amounted to $1,460 million, an increase of $133 million, or 10% over 2006. Of this amount, API sales to third parties in 2007 amounted to $561 million, a decrease of 4% compared to 2006. Intercompany API sales during 2007 amounted to $899 million, an increase of 21%, primarily as a result of the launch in the U.S. of pantoprazole in late 2007. In general, the increase in internal sales coupled with the decrease in sales to third parties reflects a shift in opportunities of Teva’s pharmaceutical businesses and those of third parties. The high proportion of intercompany sales reflects the strategic importance of vertical integration and is one of the reasons for Teva’s high gross margins. The business environment remained very competitive in 2007, with the main factors being increased competition from Indian and Chinese API manufacturers and ongoing consolidation of customers and competitors. Teva believes that its extensive API product portfolio, one of the broadest available in the industry, combined with its creation of intellectual property rights and its financial resources, make its API division a leader in the industry.

Sales of active pharmaceutical ingredients to third parties in 2006 amounted to $587 million, an increase of 12% over 2005. At the same time, intercompany sales of active pharmaceutical ingredients increased 36% and amounted to $740 million.

Other Income Statement Line Items

Gross Profit

Gross profit margins reached 51.8% in 2007, compared with 50.7% in 2006 and 47.2% in 2005. These higher margins in 2007 reflect a favorable product mix, including the sale of products under exclusivity in the U.S. which are vertically integrated, increased sales of branded products and sales in branded markets and sales of products under settlement agreements where the profit split is being recorded under SG&A and therefore favorably affect the gross margin. Without the effect of an inventory step-up recorded in 2006 in connection with the Ivax acquisition, the gross margin for 2006 would have been 51.8%, similar to that of 2007. Teva believes that the normative gross margins of its operations in 2008 and onwards will be in the range of 49%—52% of sales, as a result of changes in new product opportunities and the geographic spread of our sales.

In 2006, gross profit margins increased to 50.7%, in comparison to margins of 47.2% in 2005. This increase reflected a change in the product mix in which Teva recorded substantially higher sales of new U.S. generic products launched with exclusivity and Copaxone®, the inclusion of certain high-margin Ivax businesses (such as respiratory products and branded generics in Latin America and Central and Eastern Europe) and the increasing benefits of Teva’s vertically integrated API division.

Research and Development (R&D) Expenses

Research and development expenses increased from $495 million in 2006 to $581 million in 2007, an increase of 17%. As a percentage of sales, these expenses represented 6.2% in 2007, compared with 5.9% in 2006.

Generic R&D expenses in 2007 accounted for approximately half of the R&D expenses, due to increased R&D activity for the U.S. and Europe and litigation costs involved in patent challenge litigation. In 2007, Teva submitted a total of 126 generic files worldwide, including 35 ANDAs to the FDA, 25 abbreviated new drug submissions in Canada and applications for approval of 23 new products in Western Europe (which, along with applications for approval of 50 additional products previously introduced to the Western European market, were submitted under approximately 2000 marketing authorization applications), as well as 43 submissions in other regions. Innovative R&D expenses amounted to approximately 28% of R&D expenses for 2007, mainly attributed to higher expenditures relating to MS, primarily the FORTE study, and to Parkinson’s disease, primarily the ADAGIO study, as well as other pipeline projects. The balance was dedicated to the development of other products, principally new products for the API division.

As a result of Teva’s internal strategic review, Teva expects that its R&D expenses (primarily related to generic R&D) will increase significantly in 2008, continuing an acceleration of spending that began in late 2007. Such additional spending on R&D will target what Teva believes are increased future opportunities worldwide. Teva’s new R&D expenditure target is 7.5% of sales, in comparison to 6% of sales, its previous target. This increased level of R&D spending as a percentage of sales is expected to be maintained over the next several years; however, it is expected that towards the end of Teva’s current strategic review period (i.e., towards 2012), while R&D expenditures in dollar terms will continue to grow, such expenditures will decrease as a percentage of sales.

Research and development expenses (net of the effect of third-party participations and net of the write-off of $1,295 million of in-process R&D) increased in 2006 to $495 million from $369 million in 2005, an increase of 34%. In-process research and development (IPR&D) write-offs in 2006 were primarily attributable to the Ivax acquisition.

As discussed in Item 4 above, Teva is making significant progress with the ADAGIO trial, a Phase III clinical trial designed to establish Azilect’s® potential effects on modifying the progression of Parkinson’s disease. The results of the study are expected in mid-2008.

Teva has initiated two Phase III studies, Allegro and Bravo, with respect to laquinimod, an oral treatment for multiple sclerosis which Teva acquired from Active Biotech. The recruitment of patients for the Allegro study has begun and the recruitment for the Bravo study is planned to start in the second quarter of 2008. These studies have been initiated following encouraging results of two Phase II studies and after discussions with the FDA and the EMEA, as discussed above.

In 2007, Teva also continued to invest in the clinical development of a number of earlier stage innovative products, including treatments for ALS, lupus and various types of cancers, as well as funding other innovative product opportunities, derived primarily from Israeli research, through a variety of direct investment and joint venture arrangements.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses in 2007 amounted to $1,901 million, an increase of 21% over 2006. As a percentage of sales, SG&A expenses increased to 20.2% for 2007 from 18.7% for 2006. This higher level reflects increased profit sharing with third parties, a higher proportion of sales of branded products and operations in branded generic markets, as well as higher selling and marketing costs supporting growing Copaxone® sales and the gradual introduction of Azilect®. Teva believes that SG&A expenditures as a percentage of sales should generally decline as sales continue to increase, although increased sales of branded products and in branded markets could impact this trend.

In 2006, for the first time, Teva started to expense employees’ stock options applying the provisions of FAS 123R. The annual pre-tax charge in 2007 and in 2006 amounted to approximately $67 million and $48 million, most of which is included in the SG&A line item.

SG&A expenses in 2006 amounted to $1,572 million, an increase of 97% over 2005, and as a percentage of sales, SG&A expenses increased to 18.7% for 2006 from 15.2% for 2005. This higher level reflects primarily the inclusion of Ivax with its higher SG&A expense levels, mainly due to its higher proportion of sales of branded products and its operations in branded generic markets, as well as higher selling and marketing costs supporting growing Copaxone® sales and the gradual introduction of Azilect® and increased profit sharing with third parties.

Financial Expenses

In 2007, Teva financial expenses amounted to $42 million, compared with expenses of $95 million during 2006. The decrease in financial expenses is primarily attributable to increased cash balances in 2007 which generated higher earned interest as well as the impact of favorable currency movements.

In 2006, Teva recorded financial expenses of $95 million, compared with financial expenses of $4 million during 2005. The increase in financial expenses is primarily attributable to the Ivax acquisition financing. The annual interest payments and amortization of issuance expenses on the $2.9 billion raised in connection with the acquisition amounted to approximately $110 million.

Going forward, Teva expects a normal interest expense level per quarter of about $45 million, the majority of which is service of Teva’s $5.3 billion of short and long-term debt. Net of income on Teva’s invested cash, Teva’s normative quarterly level of interest charges is expected to be $10 million.

Tax Rate

The provision for taxes as a percentage of pre-tax income amounted to 17% in 2007, compared with 22% in 2006 and 18% in 2005. The decrease in the effective tax rate in 2007 was due to significantly lower net income in 2006, resulting mainly from: in-process research and development write-off related to the Ivax acquisition, which is not tax-deductible, partially offset by a release of $120 million related to prior years’ tax provisions. The release of provisions is due to closure of tax settlements with tax authorities and the expiration of the tax statute of limitations in various jurisdictions.

The statutory Israeli corporate tax rate was 29% in 2007 compared to 31% in 2006 and 34% in 2005. It is scheduled to further decrease to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, this is expected to have a relatively small impact, as Teva’s effective consolidated tax rates have historically been considerably lower, since a major portion of Teva’s income in Israel is derived from “approved enterprises” (as more fully described in “Item 10: Additional Information—Israeli Taxation” below) which have not been reduced, and from certain operations outside of Israel (where Teva has enjoyed lower tax rates), which represent an increasingly larger portion of Teva’s consolidated taxable income.

Most of Teva’s investments in Israel were granted approved enterprise status, which confers certain tax benefits. These benefits include a long-term tax exemption for undistributed income generated by such projects, and lower rates of tax on dividends distributed from other projects, the source of which is approved enterprise income, for the periods set forth in the law, as described in “Item 10 Additional Information—Israeli Taxation.”

The most recent example of such an approved enterprise is Teva’s new state-of-the-art pharmaceutical production facility in Jerusalem, which benefits from a ten-year tax exemption for undistributed income generated at such facility starting in 2007. This new facility has the capacity, when fully operational, to produce up to eight billion tablets annually and is now being expanded to twelve billion tablets. In early 2007, this new high-volume production plant was approved by the FDA for the production of products destined to the U.S. and in 2007 was producing products mainly for the U.S.

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including statute of limitations, settlements and the constant changes in the products and geographical mix of our sales, as well as the effect of any mergers and acquisitions.

Net Income and Earnings Per Share

Net income in 2007 amounted to $1,952 million, an increase of 258% over 2006. The significantly lower net income in 2006 was mainly due to the Ivax purchase accounting write-offs, including $1,277 million related to a write-off of in-process R&D and $95 million in a step-up of Ivax’s inventory at its acquisition date. Diluted earnings per share reached $2.38 in 2007, an increase of 245% over diluted earnings per share in 2006. Net income totaled $546 million in 2006, as compared with $1,072 million in 2005, and diluted earnings per share amounted to $0.69 and $1.59 in 2006 and 2005, respectively.

During early 2007, Teva spent $152 million to repurchase approximately 4 million of its shares at an average price of $34.73 per share, pursuant to an authorization in November 2006 by its board of directors to repurchase up to $600 million of Teva securities. At year end, Teva still had authorization to repurchase $211 million of Teva securities. During 2006, Teva spent $234 million to repurchase approximately seven million of its shares at an average price of $31.8 per share.

The share count used for the fully diluted calculation for 2007, 2006 and 2005 amounted to 830 million, 805 million and 681 million shares, respectively. The significantly higher level of outstanding shares for 2006 compared with 2005 results primarily from the issuance of shares in connection with the Ivax acquisition.

During 2007, the remainder of the $450 million of 0.375% Convertible Senior Debentures due 2022 ($63 million) were converted following the conversion of approximately $182 million of these debentures during 2006.

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

Supplemental As Adjusted Income Data

The table on the following page presents supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after taking into account the following items, the exclusion of which management believes facilitates the reader’s understanding of the trends in the Company’s underlying business:

In 2006:

•	$1,295 million related to a write-off of in-process R&D, which was primarily in connection with the acquisition of Ivax;

•

$172 million of income resulting from a release of prior years’ tax provisions due to closure of tax settlements and the expiration of tax statutes of limitations in various jurisdictions and the tax benefit on certain of the below items;

•	$95 million in a step-up of Ivax’s inventory at its acquisition date;

•	$50 million for legal costs relating to a settlement with Pfizer Inc. regarding idarubicin, azithromycin and epirubicin;

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

In 2007: Management considers that there were no items appropriate for adjustment in 2007.

The data so presented — after these exclusions — are the results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. For example, the Company annually prepares detailed “work plans” for the next three succeeding fiscal years. These are the work plans used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in the “as adjusted” presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board on the Company’s performance, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the “as adjusted” approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same “as adjusted” presentation as is set forth below.

In arriving at its “as adjusted” presentation, Teva has in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of Teva’s management, are items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of in-process R&D, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate Teva’s operations on a global basis; material tax awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

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

Supplemental as adjusted income data:	Year Ended December 31,			Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2007	2006	2005	2007	2006	2005	2007- 2006	2006- 2005
	U.S. dollars and shares in millions (except per share amounts)%				%	%	%	%
Net sales	9,408	8,408	5,250	100.0%	100.0%	100.0%	12	60
Gross profit	4,877	4,354	2,480	51.8	51.8	47.2	12	76
Income before income taxes	2,353	2,192	1,308	25.0	26.1	24.9	7	68
Provision for income taxes	397	327	236	4.2	3.9	4.5	21	39
Effective tax rate	17%	15%	18%
Net income	1,952	1,867	1,072	20.8	22.2	20.4	5	74
Fully diluted earnings per share	2.38	2.30	1.59
Weighted average number of shares	830	822	681

The below table provides a reconciliation of our U.S. GAAP reported results and these supplemental as adjusted data:

	Year Ended December 31,
	2007	2006	2005
	U.S. dollars in millions (except per share amounts)
Reported net income	$1,952	$546	$1,072
Purchase accounting adjustments:
Acquisition of R&D in process		1,277
Inventory step-up		95
Restructuring and impairment expenses		46
Acquisition of R&D in process - other		25
Litigation settlement		50
Release of prior years’ income tax provisions and tax applicable to the above items		(172)

Adjusted net income	$1,952	$1,867	$1,072

Diluted earnings per share:
Reported ($)	2.38	0.69	1.59
Adjusted ($)	2.38	2.30	1.59

Changes in Senior Management

The following management changes occurred during 2007:

•	Mr. Shlomo Yanai assumed the position of President and Chief Executive Officer of Teva in March.

•	Mr. Dan Suesskind, the Company’s CFO, announced his retirement effective as of mid-2008. Mr. Eyal Desheh, currently CFO of Check Point Software Technologies Ltd., is to assume the position of CFO.

•	Mr. Isaac Abravanel was appointed as Corporate Vice President - Human Resources in September.

•

Mr. George Barrett resigned in January 2008 from the position of Teva’s Group Vice President – North America and President and CEO – Teva North America, and Mr. William Marth, in addition to his position as President and CEO of Teva Pharmaceuticals USA, Inc., was appointed as President and CEO – Teva North America.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which Teva operates (primarily the Euro, pound sterling, Hungarian forint, NIS, Canadian dollar, Russian ruble and Czech Republic koruna) affect Teva’s results. During 2007, the movements of the main European currencies relevant to Teva, relative to the U.S. dollar, have been more significant than in previous years. The Hungarian forint revalued against the dollar by 13%, the Euro, the pound sterling and the NIS all revalued against the U.S. dollar by 9%, the Canadian dollar revalued against the U.S. dollar by 5%, the Russian ruble revalued against the U.S. dollar by 6% and the Czech koruna revalued against the U.S. dollar by 10% (when average compared to average).

While the appreciation of non-U.S. currencies contributed approximately 3% to the overall sales during 2007 in comparison with 2006 sales, Teva also recorded increased expenses due to these currency fluctuations and, as a result overall, changes in the exchange rates had a negligible effect on Teva’s operating profit and net income.

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

Provisions for chargebacks, returns, rebates, other promotional items and price protection provisions are included in “Sales reserves and allowances” under the heading of current liabilities in Teva’s balance sheets included in the accompanying financial statements. Prompt pay discount provisions are netted against “Accounts receivable.” Teva adjusts these provisions in the event that it appears that the actual amounts may differ from the estimated provisions.

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

Returns. Under certain conditions, the customer is able to return its purchases to Teva. Teva records a reserve for estimated sales returns in accordance with the provision of FAS 48, “Revenue Recognition When Right of Return Exists.” The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2006 and 2007 were generally between 22-25 months from the date of sale. Additionally, Teva considers specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

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

Customer Volume Rebates. Rebates are primarily related to volume incentives and are offered to key customers to promote loyalty. These rebate programs provide that, upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives a rebate. Since rebates are contractually agreed upon, they are estimated based on the specific terms in each agreement. Externally obtained inventory levels are evaluated in relation to estimates made for rebates payable to indirect customers.

Medicaid and Other Governmental Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. Teva estimates these rebates based on historical trends of rebates paid as well as changes in wholesaler inventory levels and increases or decreases in sales.

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

Sales reserves and allowances for third-party sales of pharmaceutical products to U.S. customers at December 31, 2007 and 2006 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 90% of Teva’s total sales reserves and allowances as of December 31, 2007, with the balance primarily in Canada and the U.K.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Other Sales Reserves and Allowances	Total
	(U.S. dollars in thousands)
Balance at December 31, 2005	$32,817	$320,409	$135,458	$198,900	$687,584
Acquisition of Ivax	15,756	84,367	50,603	112,797	263,522
Provisions related to sales made in current year period	145,874	2,329,147	127,715	1,043,771	3,646,506
Provisions related to sales made in prior periods			42,086	(6,761)	35,325
Credits and payments	(113,318)	(1,973,971)	(143,847)	(888,439)	(3,139,574)

Balance at December 31, 2006	$61,129	$759,951	$212,015	$460,268	$1,493,363

Provisions related to sales made in current year period	164,853	2,430,621	106,447	1,075,503	3,777,424
Provisions related to sales made in prior periods	8,442	30,600	7,744	2,252	49,038
Credits and payments	(138,744)	(2,520,752)	(104,353)	(900,590)	(3,664,439)

Balance at December 31, 2007	$95,680	$700,420	$221,853	$637,433	$1,655,386

Reserves for the year ended December 31, 2007 increased by approximately $162 million. The chargeback reserve for the year ended December 31, 2007 decreased by approximately $60 million over the December 31, 2006 reserve. Since chargeback reserves are calculated on a product and customer basis, changes may not appear to be directly reflective of the overall change in net sales due to a change in any one variable. Returns reserves as of December 31, 2007 increased by approximately $10 million over the reserve as of December 31, 2006 primarily due to an increase in the estimated lag period between period of sale and actual return. Reserves for returns are estimated by analyzing past returns rates, taking into consideration current product sales levels and customer mix. The primary contributor to the increase in Other Sales Reserves and Allowances was an increase in price protection related to the significant launches with exclusivity, the acquisition of Ivax and a proportionate increase due to the increase in sales. Rebates as a percentage of gross sales did not vary significantly for the years ended December 31, 2007 or 2006.

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

FIN 48 requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations.

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

Since Teva does not expect non-Israeli subsidiaries to distribute taxable dividends in the foreseeable future, it does not provide for related taxes.

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

Marketable securities

Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of such securities is based on current market value. When securities do not have an active market, as in the case of auction rate securities since mid-2007, the fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.

Due to the continuing changes and the uncertainty in the credit markets, it is possible that the valuation of auction rate securities will further fluctuate in the near term. Also, as market conditions change, the Company may determine that unrealized losses, which are currently considered temporary in nature, may become “other than temporary”, resulting in an impairment charge.

Long-lived assets

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

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. FAS 157 is effective for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application). On February 12, 2008, the FASB issued FSP FAS 157-2, which delays the effective date of FAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements. As applicable to Teva, FAS 157, except as it relates to non-financial assets and liabilities as noted in proposed FSP FAS 157-b, will be effective as of the year beginning January 1, 2008. The Company does not expect the partial adoption of this statement to have a material effect on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure various financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). EITF 07-3 provides guidance on the capitalization of non-refundable advance payments for goods and services to be used in future research and development activities, until such goods have been delivered or the related services have been performed. As applicable to Teva, this pronouncement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued FAS No. 141 (revised 2007) (“FAS 141R”), “Business Combinations”. FAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will generally be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. Teva believes that the adoption of FAS 141R could have an impact on its consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions we consummate in the future.

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“FAS No. 160”). FAS No. 160 establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, these statements will be effective as of the year beginning January 1, 2009. Teva is currently evaluating the potential impact, if any, the adoption of FAS No. 160 would have on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The Company believes that the adoption of SAB 110 will not have a material impact on its consolidated financial statements.

Liquidity and Capital Resources

On December 31, 2007, Teva’s working capital was $4.5 billion, compared to $3.6 billion at December 31, 2006. The revaluation of the non-U.S. dollar currencies relative to the U.S. dollar increased the various working capital items. Overall, the strengthened currencies increased working capital by $241 million. Cash, cash equivalents and short- and long-term investments grew by $919 million, reflecting the net cash generated during the year. Accounts receivables increased by $624 million, representing mainly the higher sales in 2007, as well as the pantoprazole launch towards the end of the year. Inventories increased by $561 million, in large part due to an effort to increase service levels. Total current liabilities increased by $1.3 billion, reflecting an increase in the current portion of long-term debt and short-term credit of $1.1 billion and an increase in accounts payable and accruals of $200 million.

Shareholders’ equity on December 31, 2007 reached $13.7 billion, up by $2.6 billion from December 31, 2006. Nearly one-third of the increase in shareholders’ equity in the year reflects a positive foreign currency effect. The remainder of the increase is mainly attributable to the net income generated during 2007 net of dividends paid, Teva shares repurchased and the write-off in connection with the adjustment to the value of the auction rate securities held by Teva.

As of December 31, 2007, $651 million of cash balances were held in highly rated auction rate securities, primarily rated AAA. These securities are long-term securities with maturities ranging from 10 to 40 years and were designed to offer liquidity through an auction, generally every 28 days. The recent uncertainties in the credit markets have resulted in unsuccessful auctions for $387 million of the auction rate securities that Teva holds. Consequently, the interest on these auction rate securities was increased as per the conditions, and the securities were reclassified as long-term securities. As the trade was not resumed since mid-2007, Teva assessed their fair market value as of December 31, 2007. Based on a valuation model which Teva developed, and was benchmarked against other independent indications, Teva reduced the fair value of these securities, on a temporary basis, by $50 million (net), which was thus recorded under “other comprehensive income”. Subsequent to year-end, Teva decreased its investments in auction rate securities, resulting in a total balance as of February 21, 2008 of $444 million in principal amount.

During 2007, days sales in inventory, which began the year at approximately 145 days, increased to 176 days at the end of 2007. The primary reason for the increase is higher inventories of finished goods was Teva’s effort to improve customer service. The “days sales outstanding” (“DSO”) reached 63 days in December 2007 compared with 58 days as of December 31, 2006, primarily due to the pantoprazole sales during December 2007. The DSO calculation is made on a net basis after netting out provisions for accrued rebates and returns, from account receivables in the amount of $1.73 billion for December 2007 and $1.56 billion for December 2006. A net DSO calculation is presented in order to facilitate a more meaningful comparison with similar calculations by Teva’s peers. The account payables days decreased from 45 days to 44 days.

Cash generated by operations for 2007 amounted to $1.79 billion, as compared with $2.06 billion in 2006, representing increased working capital in 2007 as discussed above. Investment in fixed assets in 2007 amounted to $542 million, an increase of 39%, compared to $390 million in the previous year. Depreciation in 2007 and 2006 represented 50% and 58% of the total investment in fixed assets, respectively.

Among the more significant capital expenditures during 2007 were further investments in Teva’s new state-of-the-art pharmaceutical facility in Jerusalem, Teva’s expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary and the deployment of modernized information systems, including the continued roll-out of the new enterprise resource planning (“ERP”) system in Israel and worldwide. In general, these investments are intended to enable Teva to face future challenges and capture future opportunities.

During 2007, Teva paid $299 million in dividends on its shares, compared to $229 million in 2006.

Teva announced a dividend for the fourth quarter of 2007 of NIS 0.45 (12.4 cents as per the rate of exchange on February 11, 2008) per share, representing an increase from NIS 0.40 (9.7 cents), which is the average of the dividends declared for each of the first three quarters of 2007. Actual payment of dividends for the fourth quarter of 2007, which is expected to take place on March 6, 2008, will be made with respect to ADRs on the basis of the USD – NIS exchange rate as of March 3, 2008.

Free cash flow (cash flow from operations net of capital investments and dividends paid) amounted to $1,013 million in 2007, compared to $1,463 million in 2006. This decrease is due to the lower cash flow from operations and increased capital expenditures.

During 2007, the Company spent $152 million to repurchase approximately 4 million Teva shares. In 2006, Teva spent $234 million to repurchase approximately 7 million shares.

In addition to its financing obligations as reflected by short-term debt and long-term senior notes and loans, debentures and convertible debentures, Teva’s major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

Teva is committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment.

Teva has also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% to 3.5% of sales relating to certain products, the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, Teva is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect to royalties to the Government as of December 31, 2007 amounted to approximately $27 million.

Teva has agreed to invest in certain venture capital funds and investment companies in Israel and to participate in the funding of research and development conducted by other companies. As of December 31, 2007, Teva’s remaining commitment, excluding commitments subject to milestone payments, was $18 million.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, Teva is required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. As of December 31, 2007, Teva is not aware of any material pending infringement action that may result in the counterparties to these agreements claiming such indemnification.

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

In connection with the acquisition of Ivax, approximately 123 million additional Teva shares were issued in January 2006. In addition, Teva used $1.7 billion of its existing cash resources, together with a total of $2.8 billion in proceeds from bridging facilities, to pay the cash portion of the purchase price for the acquisition of Ivax. These bridge loans were promptly refinanced through public offerings of debt securities of two Teva finance subsidiaries, which issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036, $500 million principal amount of 5.55% Senior Notes due 2016, $817.5 million principal amount of 1.75% Convertible Senior Debentures due 2026 and $575 million principal amount of 0.25% Convertible Senior Debentures due 2026. Holders of the 0.25% Convertible Senior Debentures due 2026 had the right to cause Teva to repurchase their debentures for 100% of the principal amount, plus accrued interest, in cash on February 1, 2008. While the first put date for these 0.25% debenture holders elapsed with only a minimal portion being converted, the next put date in which they can redeem is February 1, 2011. Holders of the 1.75% Convertible Senior Debentures due 2026 have a similar repurchase right on February 1, 2011. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be paid in cash and, in the case of conversion, only the residual conversion value above the principal will be paid in Teva shares. Therefore, these convertible debentures will become dilutive only if the stock price exceeds the conversion price of approximately $47.16 per share. The $817.5 million of 1.75% Convertible Senior Debentures due 2026 are convertible into approximately 16 million Teva shares. In addition, in connection with the Ivax acquisition, Teva guaranteed the $231.1 million principal amount outstanding of Ivax’s 4.5% Convertible Senior Subordinated Notes due 2008, which, as a result of the acquisition, are now convertible into an aggregate of approximately $93.8 million in cash and 3.1 million Teva shares.

Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

Off-Balance Sheet Arrangements

Teva does not have any material off-balance sheet arrangements, as defined in Item 5.E of the instructions to Form 20-F.

Aggregate Contractual Obligations

The following table summarizes Teva’s contractual obligations and commitments as of December 31, 2007:

	Payment due by period
	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
	(U.S. dollars in millions)
Long-term debt obligations, including estimated interest	7,006	1,635	*	968	**	1,195	***	3,208	****
Operating lease obligations	145	45		61		27		12
Purchase obligations (including purchase orders)	761	757		4

Total	7,912	2,437		1,033		1,222		3,220

*	Includes $230 million of 4.5% Convertible Senior Subordinated Notes due 2008, $450 million of 0.5% Convertible Senior Debentures due 2024 with a first redemption date of August 1, 2008, and $575 million of 0.25% Convertible Senior Debentures due 2026 with a first redemption date of February 1, 2008.
**	Includes $619.5 million of 0.25% Convertible Senior Debentures due 2024, with a first redemption date of February 1, 2010.
***	Includes $813.5 million of 1.75% Convertible Senior Debentures due 2026, with a first redemption date of February 1, 2011.
****	Includes $500 million of 5.55% Senior Notes due 2016 and $1 billion of 6.15% Senior Notes due 2036.

Teva adopted FIN 48, “Accounting for Uncertainty in Income Taxes” as of January 1, 2007. The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $338 million at December 31, 2007. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, FIN 48 obligations are not included in the above table. We do not expect a significant tax payment related to these obligations within the next year.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information as to the executive officers and directors of Teva as of February 15, 2008:

Executive Officers

Name	Age	Officer Since	Position
Shlomo Yanai	55	2007	President and Chief Executive Officer

Amir Elstein	52	2005	Executive Vice President - Global Pharmaceutical Resources

Isaac (Ika) Abravanel	53	2007	Corporate Vice President - Human Resources
Chaim Hurvitz (1)	47	1995	Group Vice President - International
Dr. Itzhak Krinsky	55	2005	Corporate Vice President - Business Development
Moshe Manor	52	1995	Group Vice President - Global Innovative Resources
William S. Marth	53	2005	President and Chief Executive Officer - Teva North America and President and CEO - Teva Pharmaceuticals USA, Inc.
Dr. Gerard Van Odijk	50	2006	Group Vice President - Europe and President and CEO - Teva Pharmaceuticals Europe B.V.
Eli Shohet	51	1999	Vice President CEE
Dan S. Suesskind*	64	1977	Chief Financial Officer
Dr. Ben-Zion Weiner	63	1986	Chief R&D Officer
Jacob Winter	57	1991	Group Vice President - Global Generic Resources
Aharon Yaari	56	2002	Group Vice President - Global API Division

Ron Grupel	57	1993	Internal Auditor
Uzi Karniel	65	1979	General Counsel and Corporate Secretary

*	On October 30, 2007, Mr. Suesskind announced his planned retirement from the position of Chief Financial Officer. Mr. Eyal Desheh, currently Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. (Nasdaq: CHKP), is scheduled to succeed Mr. Suesskind as Chief Financial Officer upon Mr. Suesskind’s retirement in mid-2008.

Directors

Name	Age	Director Since	Term Ends
Eli Hurvitz - Chairman (l)(2)	75	1968	2008
Dr. Phillip Frost - Vice Chairman	71	2006	2009
Roger Abravanel	62	2007	2009
Ruth Cheshin (2)	71	1989	2008
Abraham E. Cohen	70	1992	2010
Prof. Meir Heth	75	1977	2009
Prof. Roger Kornberg	60	2007	2010
Prof. Moshe Many	79	1987	2010
Dr. Leora (Rubin) Meridor (3)	60	2002	2008
Mr. Dan Propper	66	2007	2010
Dr. Max Reis	80	2001	2008
Prof. Michael Sela	84	1987	2008
Dov Shafir	76	1969	2009
Prof. Gabriela Shalev (3)	66	2003	2009
David Shamir	47	2004	2009
Harold Snyder	85	1996	2008

(1)	Eli Hurvitz is the father of Chaim Hurvitz, Teva’s Group Vice President-International.
(2)	Ruth Cheshin and Eli Hurvitz are sister and brother-in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

Executive Officers

Shlomo Yanai has been the President and Chief Executive Officer of Teva since March 2007. Prior to joining Teva, Mr. Yanai served as President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Before joining Makhteshim-Agan, Mr. Yanai served in the Israel Defense Forces (the “IDF”) for 32 years, where he achieved the rank of Major General, the highest rank below Chief of Staff, and successively held two of the most senior positions within the IDF: Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. Mr. Yanai is a board member of Lycord Natural Products Industries (a wholly owned subsidiary of Makhteshim-Agan). He was also a board member of Bank Leumi Le-Israel Ltd. from 2004 until 2007. Mr. Yanai is a member of the International Advisory Board of the M.B.A. program of Ben-Gurion University and an honorary member of the Board of the Herzliya Interdisciplinary Center’s Institute for Policy and Strategy. Mr. Yanai has received numerous awards, among them the Israel Defense Forces Distinguished Service Medal in 1973, the Max Perlman Award for Excellence in Global Business Management in 2005 and the Dun & Bradstreet Leadership Excellence Award in 2006. Mr. Yanai received a B.A. in political science and economics from Tel Aviv University and an M.P.A. in national resources management from George Washington University, and is a graduate of the Advanced Management Program of the Harvard Business School.

Amir Elstein has served as Teva’s Executive Vice President, Global Pharmaceutical Resources, at the Office of the CEO since March 2007. He joined the Office of the CEO on January 2006, and assumed responsibility for overseeing the generics global supply chain, as well as serving as Teva’s Group Vice President – Global Specialty Pharmaceutical Products. He served as Teva’s Group Vice President—Biogenerics from January 2005 to January 2006 and was a director of Teva from 1995 to 2004. Mr. Elstein was the General Manager of Intel Electronics Ltd., Jerusalem from 1998 to 2004. He received his B.Sc. in Physics and Mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, he received his diploma of Senior Business Management from the Hebrew University.

Isaac (Ika) Abravanel joined Teva in September 2007 as Corporate Vice President—Human Resources. From 2005 to 2007, he served as Deputy CEO of Bezeq Israel Telecommunications Co. Ltd., responsible for operations, the business sector, the private sector, and human resources, and from 2001 to 2005, was the Senior VP of Operations & Customer Service at Pelephone Communications Ltd. From 1998 to 2000, he held the position of Executive Director of Israel’s Association of Chambers of Commerce. Mr. Abravanel retired from the Israel Defence Forces in 1998 after serving as head of the Planning Division of the Human Resources Branch of the IDF. Mr. Abravanel holds a B.A. and M.A. in political science from Haifa University.

Chaim Hurvitz has served as Group Vice President—International since April 2002. He served as President and CEO of Teva Pharmaceuticals Europe from 2001 to 2002 and as Vice President—Israeli Pharmaceutical Sales from May 1999 until April 2002. He served as President and CEO of Teva Pharmaceuticals Europe, B.V. from 1995 to 1999. From 1993 to 1995, he served as the General Manager of Teva’s European Office in The Netherlands and from 1991 to 1992 as the head of the pharmaceutical and OTC departments of Abic Ltd., a Teva subsidiary. He received his B.A. in political science and economics from Tel Aviv University in 1985.

Dr. Itzhak Krinsky joined Teva as Corporate Vice President for Business Development in May 2005. Prior to joining Teva, Dr. Krinsky was a managing director with The Silverfern Group, Inc. from January 2003 until February 2005 and until joining Teva, he was also a managing director with Trenwith Securities, LLC, both investment banking boutiques in New York City. From July 2001 until December 2002, Dr. Krinsky was a managing director of I. Krinsky, Financial & Investment Consulting in New York City and, from January 1998 until May 2001, a senior strategist with the Investment Banking Research and Strategy Group of Bankers Trust and later a managing director in the Acquisition and Corporate Advisory Group of Deutsche Bank Securities in New York City. Dr. Krinsky’s academic career includes a position as Professor of Finance & Business Economics, Michael G. DeGroote School of Business, McMaster University, Ontario, Canada, as well as extensive publications in leading academic journals. Dr. Krinsky serves as Chairman of the Board of Ivax Diagnostics, Inc., a public company that is 72% owned by Teva, and is a member of the board of Can-Fite Biopharma Ltd. He received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

Moshe Manor has served as Group Vice President—Global Innovative Resources since January 2006. Mr. Manor served as Vice President—Global Products Division from 2002 until January 2006. Previously, he served as Vice President of Strategic Product Planning from 2000 to 2002 and as Vice President Israel Pharmaceutical Sales from 1995 to 2000. He served as the General Manager of Teva-labeled products in Israel from 1993 to 1994 and as the Marketing Director of the Israeli Pharmaceutical Division from 1989 to 1993. He received his B.A. in economics from the Hebrew University in 1982 and his M.B.A. from Tel Aviv University in 1985.

William S. Marth has served as President and Chief Executive Officer of Teva North America since January 21, 2008 and as President and Chief Executive Officer of Teva USA since January 2005. He previously served as Executive Vice President of Teva USA from January 2002 to January 2005. From July 1999 to January 2002, he served as Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he served in various positions with the Apothecon division of Bristol-Myers Squibb. On February 2008, Mr. Marth was elected Chairman of the Generic Pharmaceutical Association. Mr. Marth received his B.Sc. in pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management in Chicago, Illinois. Mr. Marth serves on various boards and committees, including the executive committee of the Generic Pharmaceutical Association.

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

Eli Shohet has been with Teva since 1986. Since January 2006, Mr. Shohet has served as Vice President of the Central and Eastern Europe Region (CEE), which is part of the International Group. From 1999 until 2006, he served as Vice President of Business Development. He previously served as Chief Economist and assistant to Teva’s CEO from 1989 to 1993, president of Plantex USA from 1993 to 1996 and director of Business Development for Teva’s API division from 1996 to 1999. He received his B.A. in economics from Bar-Ilan University in 1986.

Dan S. Suesskind has been with Teva since 1976 and has been Chief Financial Officer since 1977. From 1970 until 1976, he was a consultant and securities analyst with International Consultants Ltd. He served as a director of Teva until 2001. Mr. Suesskind was a director of Lanoptics Ltd. until 1998, a director of ESC Medical Systems Ltd. until 1999 and a director of First International Bank of Israel Ltd. until 2003. He is currently a member of the Board of Migdal Insurance Company Ltd., Ness Technologies Inc. and Syneron Medical Ltd., and a member of the Investment Advisory Committee of the Jerusalem Foundation and the Board of Trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. He received his B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. Mr. Suesskind is scheduled to retire as Chief Financial Officer in mid-2008.

Dr. Ben-Zion Weiner has been with Teva since 1975. In January 2006, Dr. Weiner assumed the role of Chief R&D Officer. Dr. Weiner served as Vice President—Global Products from April 2002 until January 2006. Previously, he served as Vice President—Research and Development from 1986 to 2002. Dr. Weiner has served as a director of XTL Biopharmaceuticals Ltd. since 2005. In 1975, he received a Ph.D. in chemistry from the Hebrew University, where he also received B.Sc. and M.Sc. degrees. He conducted his post-doctorate research at Schering-Plough Corporation in the United States. He was granted the Rothschild Prize for Innovation/Export twice, in 1989 for the development of Alpha D3 for dialysis and osteoporosis patients and in 1999 for the development of Copaxone® for multiple sclerosis.

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

Uzi Karniel has served as the General Counsel of Teva since 1971 and as Teva’s Corporate Secretary since 1978. He received his LL.B from the Hebrew University in 1969. He is a member of the Executive Committee of the Israeli Association of Publicly Traded Companies.

Announced Incoming Officer

Eyal Desheh is expected to become Teva’s Chief Financial Officer in mid-2008. Mr. Desheh currently serves as the Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Prior to joining Check Point in May 2000, Desheh served as Chief Financial Officer of Scitex Corporation Ltd. Before joining Scitex, he served in numerous finance management and business development roles, including, from 1989 to 1995, as Teva’s Deputy CFO. Mr. Desheh holds a bachelor’s degree in Economics and an MBA in Finance, both from the Hebrew University.

Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years and recently completed over forty years of employment at Teva. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of Neuro Survival Technologies Ltd. (a private company), Chairman of the Board of Pontifax Management (G.P.) Ltd. and Protalix Biotherapeutics Inc. and as a director of Vishay Intertechnology Inc. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He served as Chairman of the Board of Bank Leumi Le-Israel Ltd from 1986 to 1987 and was a member of the Advisory Committee of the Bank of Israel from 1991 to 1995. He was a director of Koor Industries Ltd. from 1997 through 2004 and a member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University from 2002 through 2005. In 2002, Mr. Hurvitz received the Israel Prize for Lifetime Achievement for a Unique Contribution to the Society and to The State of Israel, bestowed by The Ministry of Education of Israel. He received his B.A. in economics and business administration from the Hebrew University in 1957. Mr. Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law.

Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since the completion of the acquisition of Ivax Corporation in January 2006 and as Chairman of the Board and Chief Executive Officer of Ivax from 1987 until 2006. He was also President of Ivax from 1991 until 1995. Dr. Frost presently serves as the Chairman of the Board and CEO of Opko Health, Inc., a specialty pharmaceutical company, and as Chairman of the Board for Ladenburg Thalmann Financial Services. Dr. Frost is a director of Northrop Grumman Corporation, Continucare Corporation Inc. and Modigene Inc. Within the past five years, Dr. Frost has also served as a director of Protalix BioTherapeutics, Inc. (formerly Orthondontix), Castle Brands, Inc. and Cellular Technical Services, and as Chairman for Ivax Diagnostics, Inc. and Whitman Education Group, Inc. He is a life member, and former Chairman, of the Board of Trustees of the University of Miami, co-Vice Chairman of the Board of Governors of the American Stock Exchange, a member of the Board of Trustees of The Scripps Research Institute and a member of the Board of Regents of the Smithsonian Institution. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel joined Teva’s Board in January 2007, following a distinguished career in business consulting at McKinsey & Company. Mr. Abravanel joined McKinsey in 1972 and served as a Principal since 1979, a Director since 1984 and held many leadership positions in industry practice groups including the specialty chemicals/pharmaceuticals practice. He retired from McKinsey in June 2006. Mr. Abravanel currently serves as an advisor to several public and private Italian institutions, including private equity funds in Israel and Italy, and including the Association of Business Leaders. Mr. Abravanel has served as a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V., a subsidiary of Teva, since June 2006 and serves as a member of the Board of Directors of Luxottica Group S.p.A., Valentino Fashion Group S.p.A., Marazzi Group S.p.A., Banca Nazionale del Lavoro, a subsidiary of BNP Paribas, and the Italian Institute of Technology. Mr. Abravanel graduated with a bachelor’s degree in chemical engineering at the Politecnic University in Milan in 1968 and received an M.B.A. from INSEAD in 1972.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational, cultural and coexistence projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards.

        Abraham E. Cohen served as Senior Vice President of Merck & Co. from 1982 to 1992 and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He served as a director of Akzo Nobel NV until 2007. He is presently a director of Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc. and Vasomedical, Inc.

Prof. Meir Heth has served on Teva’s Board since 1977 and as Chairman of the Board from 1994 to 2002. During his service at Teva, Prof. Heth served as Chairman of the Executive Committee for an extended period. Prof. Heth has served as Chairman of the Board of Bank Leumi Le-Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962 to 1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth is a Professor at the Law School of the College of Management and serves as a director of Nilit Ltd. Between 1995 and 2007, he served as Chairman of Psagot Ofek Investment House Ltd. Prof. Heth has been designated as the financial expert on Teva’s audit committee for the purposes of SEC regulations and was determined by the Board to be a financial and accounting expert under Israeli law. Prof. Heth is also the Chairman of the executive sessions of the Board.

Prof. Roger D. Kornberg is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has been a professor since 1978. Prior to joining Stanford, he served as a professor at Harvard Medical School. Prof. Kornberg received a B.A. degree from Harvard in 1967 and a Ph.D. degree in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the United States, the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the U.S. National Academy of Sciences and an honorary member of other academies and professional societies in the United States, Europe and Japan.

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashkelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Healthcare Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He is currently a director of Rosetta Genomics Ltd. and served as a director of Zim Integrated Shipping Services Ltd. until 2007. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in surgery from Tufts University in 1969.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. Dr. Meridor is a business and financial consultant. She served as the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd from 2001 to 2005. She served as Chair of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a bachelor’s degree in mathematics and physics, a master’s degree in mathematics and a Ph.D. in economics from the Hebrew University. She served as director of NICE Systems Ltd. from 2002 until 2007 and of Isrotel Ltd. from 2001 until 2007. She presently serves on the boards of directors of Alrov (Israel) Ltd., Delta Galil Ltd., Gilat Satellite Networks Ltd., GEJ Yizum Ltd., Osem Investment Ltd., Weizmann Institute of Science and Betzalel Academy of Art. Dr. Meridor qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Dan Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion-Israel Institute of Technology in 1999. Mr. Propper serves as a member of the boards of Check Point Software Technologies Ltd., First International Bank of Israel, Delta Galil Industries Ltd. and a number of private companies. Mr. Propper is also a member of the board of trustees of the Technion and Ben-Gurion University and a member of the executive committees of the Weizmann Institute of Science and Tel Aviv University. Mr. Propper earned a B.S. summa cum laude in Chemical Engineering and Food Technology from the Technion.

Dr. Max Reis is Chairman of Degem Systems Ltd. and serves on the boards of Oridion Medical Ltd., Yachin Hakal Ltd. and Gaon Holdings. From 1971 until 1986, he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990, he served as President of the Technion-Israel Institute of Technology. From 1992 until 1999, he was Chairman of the Audit Committee of the board of directors of the Union Bank of Israel. Dr. Reis has a Ph.D. in chemical engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School.

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

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of Teva’s Board of Directors from 1992 until 2002. He served as a director of “Am-Shav”- Initiative and Technological Applications Ltd. from 2004 until 2006. Mr. Shafir serves as a director of Ofer Technologies Ltd.

Prof. Gabriela Shalev was a member of the Faculty of Law of the Hebrew University from 1964 until 2002, and served as Professor of Contract Law from 1986 to 2002. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was a member of the board of directors and chairperson of the audit committee of Bank Hapoalim Ltd. from 1990 until 1996. From 1995 until 2005, she was a member of the board of directors and chairperson of the audit committee of the Israel Electric Company, and from 2001 until 2007 she was a member of the board of directors of Osem Investments Ltd. Currently, she is also a director of Delek Group Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as a statutory independent director under Israeli law and was determined by the Board to have professional competence under Israeli law.

David Shamir has served as the General Manager of Texas Instruments Israel Ltd. since 2001. From 1986 to 2001, he served in several R&D and management positions in Motorola Semiconductor Israel Ltd. He received his B.Sc. in computer engineering from the Technion-Israel Institute of Technology in 1986.

Harold Snyder previously served as Senior Vice President of Teva USA (Teva’s principal U.S. subsidiary) and as President of Biocraft Laboratories, Inc. (Teva USA’s predecessor company), retiring from these positions in 1999. Mr. Snyder founded Biocraft Laboratories in 1964. He had previously served as President of Stoneham Laboratories Inc. He received his B.S. in Science from New York University in 1948 and his M.A. in natural science from Columbia University in 1950.

Compensation

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers (including the former President and CEO and the former President and CEO of Teva North America) as a group during 2007 was $14.2 million. This amount includes fees of $1.9 million for non-employee directors and amounts set aside or accrued to provide pension, retirement or similar benefits of $0.6 million. This amount does not include $16.0 million from the exercise of previously granted stock options. In addition, directors are reimbursed for expenses incurred as part of their service as directors.

None of the non-employee directors have agreements with Teva that provide for benefits upon termination of service.

Teva has adopted a number of stock option or stock incentive programs covering either ordinary shares or ADRs. Following the approval of Teva’s 2005 Omnibus Long-Term Share Incentive Plan by Teva’s shareholders in July 2005, the compensation committee authorized, in December 2005, the granting of options to purchase an aggregate of 1,014,799 ordinary shares or ADRs to Teva’s executive officers, at an average exercise price of $42.64 per share or ADR and an average expiration date in 2012, as well as 260,067 restricted share unit awards. In addition, the compensation committee authorized, in November and December 2006, the granting of options to purchase an aggregate of 4,066,463 ordinary shares or ADRs to Teva’s executive officers, at an average price of $32.57 per share or ADR and an average expiration date in 2013, as well as 441,333 restricted share unit awards. In addition, the compensation committee authorized, in January and December 2007, the granting of options to purchase an aggregate of 784,002 ordinary shares to Teva’s executive officers, at an average price of $35.20 per share or ADR and an average expiration date in 2014, as well as 17,187 restricted share unit awards.

As of December 31, 2007, options for an aggregate of approximately 35.4 million shares, with an average exercise price of $27.57 per share, and approximately 1.6 million restricted stock units (RSUs), with a weighted average grant date fair value of $36.64, were outstanding under Teva’s stock option and incentive programs. For further information regarding Teva options and RSUs, see Note 9 to the Notes to Consolidated Financial Statements.

Board Practices

Teva’s board of directors is comprised of 16 persons, of whom 13 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “—Statutory Independent Directors/Financial Experts” below. The terms of the directors are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Eli Hurvitz, Dr. Phillip Frost and Prof. Michael Sela.

All directors are entitled to review and retain copies of Teva’s documentation and examine Teva’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of Teva (subject to approval by the Board or by court).

Annual Meetings. Teva encourages serving directors to attend annual shareholders meetings. A majority of the serving directors attended the 2007 annual meeting.

Board Practices and Procedures. Teva’s Board members are generally elected for terms of three years. Teva believes that this system of multi-year terms allows Teva’s directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business. Teva also provides an orientation and continuing education program for board members which includes lectures, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. Meetings of the board of directors are generally held every 4-6 weeks throughout the year, with additional special meetings scheduled when required. Information regarding the number of meetings of the Board and Board committees and attendance rates is presented in the table below.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) one time during 2007. They will continue to meet in executive session on a regular basis. Prof. Meir Heth serves as Chairman of the executive sessions of the Board.

Director Service Contracts. Teva does not have any contracts with any of its non-employee directors that provide for benefits upon termination of employment.

Home Country Practice. Except as described below, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations. Nasdaq Rule 4350(f) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who jointly hold twenty-five percent or more of the paid-up share capital of the Company.

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

Committees of the Board

Teva’s Articles of Association provide that the board of directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee (other than committees constituted solely as advisory committees) must include at least one independent director. The Board has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board. Membership on these Board committees is presented in the table below.

Teva has adopted charters for its audit, compensation, and corporate governance and nominating committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

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

All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A: Audit Committee Financial Expert” below.

Compensation Committee

The purpose of the compensation committee is to carry out on behalf of the board of directors the responsibilities of the board relating to compensation of the Company’s Chief Executive Officer and other senior officers. The committee is responsible for establishing annual and long-term performance goals and objectives for Teva’s officers, as well as reviewing the overall compensation philosophy of the Company. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Corporate Governance and Nominating Committee

The role of the corporate governance and nominating committee is to assist the Board in fulfilling its responsibilities with respect to the (i) identification of individuals who are qualified to become (or be re-elected as) board members; (ii) development and/or implementation of corporate governance principles and proposal of such principles to the Board for its approval; and (iii) review at least annually of the principles of corporate governance approved by the Board, with the purpose of evaluating the compliance with such principles, as well as their relevance and conformance with legal requirements. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

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

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva’s involvement in the community, public policy issues affecting Teva and its relationships with medical, educational and cultural institutions, including charitable donations.

Current Members of Board Committees

Name	Audit	Compensation	Corporate Governance and Nominating	Finance	Science and Technology	Community Affairs
E. Hurvitz				✓ *	✓	✓ *
Dr. P. Frost					✓ *
R. Abravanel				✓
R. Cheshin						✓
A. E. Cohen		✓	✓		✓
Prof. M. Heth	✓		✓ *	✓
Prof. R. Kornberg					✓
Prof. M. Many	✓	✓ *	✓		✓ +
Dr. L. Meridor	✓	✓	✓	✓	✓	✓
D. Propper				✓
Dr. M. Reis	✓				✓
Prof. M. Sela					✓	✓
D. Shafir	✓ *					✓
Prof. G. Shalev	✓	✓	✓	✓	✓	✓
D. Shamir	✓	✓	✓
H. Snyder					✓

Key: “✓” Member; “*” Chairman; “+” Vice Chairman.

Board and Committee Meetings

Name of Body	No. of Meetings in 2007	Average Attendance Rate
Board of Directors	16	91
Audit Committee	13	93
Compensation Committee	8	94
Corporate Governance and Nominating Committee	7	85
Finance Committee	4	88
Science and Technology Committee	1	89
Community Affairs Committee	2	81

Employees

As of December 31, 2007, Teva employed approximately 27,900 full-time-equivalent employees. Teva considers its labor relations with its employees around the world to be good.

	December 31
Geographic Area	2007	2006	2005
Israel	5,534	5,039	4,314
Western Europe	7,002	6,633	4,708
Central and Eastern Europe	2,233	2,194	311
North America	6,123	6,411	3,941
Latin America	5,766	5,603	1,055
Asia	1,197	732	315
Other countries	57	58	54

Total	27,912	26,670	14,698

Grouped by function, approximately 53% of Teva’s employees work in pharmaceutical production, 27% in sales and marketing, 9% in research and development and 11% in the general and administrative function.

Share Ownership

As of December 31, 2007, all the directors and executive officers as a group beneficially held 53,235,215 ordinary shares (representing approximately 6.6% of Teva’s outstanding shares as of such date). This figure includes 19,930,523 shares beneficially owned by Dr. Phillip Frost, representing approximately 2.8% of Teva’s outstanding shares, 10,360,718 shares beneficially owned by Eli Hurvitz, representing approximately 1.2% of Teva’s outstanding shares, and 9,138,000 shares beneficially owned by Harold Snyder, representing approximately 1.1% of Teva’s outstanding shares. Such persons are the only directors or officers who hold 1% or more of Teva’s outstanding shares as of December 31, 2007.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

According to a Schedule 13G filed in February 2008, as of December 31, 2007, Franklin Resources, Inc. beneficially owned 70,752,070 Teva shares (including 68,617,500 shares issuable upon conversion of Teva’s convertible debentures), which as of such date represented approximately 8.2% of Teva’s outstanding shares. To the best knowledge of Teva, as of December 31, 2007, no other shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

On March 9, 2007, Novopharm, Teva’s Canadian subsidiary, purchased two facilities, including buildings and land, from corporations controlled by members of the family of Leslie Dan, Chairman of Novopharm and a former Teva director. The first facility, located at 30 Novopharm Court, Toronto, Canada, was purchased for CDN $29,000,000. The second facility, located at 5691 Stouffville, Ontario, Canada, was purchased for CDN $12,500,000. Each of the facilities had been leased by Novopharm prior to purchase.

In September 2006, Teva sold the former headquarters of Ivax, consisting of approximately 150,000 sq. ft. of office space, land and the adjacent parking facility, together with certain related equipment and service contracts, to an affiliate of Dr. Phillip Frost, Teva’s Vice Chairman of the Board, for a cash purchase price of $18 million, which was determined by Teva to reflect the fair market price for such property based on advice from an independent appraisal. Ivax, in turn, leased back approximately 84,000 square feet of the facility for an annual rent of approximately $1.7 million (including operational and service costs) for a one-year term, renewable by Teva for an additional one-year term. Such amount was determined by Teva not to exceed the fair market rent for the property following a review of commercial rental market for such space. In accordance with the lease, Teva USA exercised its option on the one-year renewal, which will expire on September 7, 2008.

In September 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development of two proteins, using Protalix’s plant cell culture platform. Under the agreement, the two companies will collaborate on research and development of the proteins utilizing Protalix’s expression system. Protalix will grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix. Mr. Hurvitz and Dr. Frost, Teva’s Vice Chairman of the Board, each own certain equity interests in Protalix.

Teva and Jexys Medical Research Services & Development Co. Ltd entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. Harold Snyder, a director of Teva, is a shareholder of Jexys, and Arik Yaari, Teva’s Group Vice President-Global API Division, is a director and shareholder of Jexys.

In January 2007, Teva and Se-cure Pharmaceuticals Ltd entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the Agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

All related party transactions described above have been reviewed and approved by Teva’s audit committee and board of directors.

As of December 31, 2007, there were approximately 2,976 record holders of ADRs, whose holdings represented approximately 75% of the total outstanding ordinary shares, substantially all of which record holders were in the United States.

ITEM 8:	FINANCIAL INFORMATION

8A: Consolidated Statements and Other Financial Information

8A.1: See Item 18.

8A.2: See Item 18.

8A.3: See Report of Independent Registered Public Accounting Firm, page F-2.

8A.4: We have complied with this requirement.

8A.5: Not applicable.

8A.6: Not applicable.

8A.7: Legal Proceedings

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingent Liabilities” included in Note 8 to Teva’s consolidated financial statements included in this report. In addition, during 2007, Teva settled various litigations, as described under “Item 4—Information on the Company—Pharmaceutical Products—Generic Products – North America—Recent Patent Litigation Settlements.”

8A.8: Dividend Policy See “Item 3: Key Information—Selected Financial Data—Dividends.”

8B: Significant Changes None.

ITEM 9: THE OFFER AND LISTING

ADRs

Teva’s ADRs have been traded in the United States since 1982 and were admitted to trading on the Nasdaq National Market in October 1987. The ADRs are quoted under the symbol “TEVA.” The Bank of New York serves as depositary for the shares. In November 2002, Teva was added to the NASDAQ 100 Index. As of December 31, 2007, Teva had 607,155,456 ADRs outstanding. Each ADR represents one ordinary share; accordingly, the number of the outstanding ADRs is included in the number of outstanding ordinary shares.

In June 2004, Teva effected a 2-for-1 stock split. Each holder of an ordinary share, or an ADR, as the case may be, was issued another share. All figures in this annual report have been adjusted to reflect the stock split.

The following table sets forth information regarding the high and low prices of the ADR on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
February 2008 (until February 25)	49.53	45.58
January 2008	49.65	43.99
December 2007	46.83	43.74
November 2007	45.24	43.63

Period	High	Low
October 2007	45.40	43.84
September 2007	44.71	43.26
August 2007	43.80	40.84

Last eight quarters:
Q4 2007	46.83	43.63
Q3 2007	44.71	40.84
Q2 2007	41.25	36.16
Q1 2007	38.34	31.26
Q4 2006	35.75	30.70
Q3 2006	35.73	29.76
Q2 2006	43.51	31.25
Q1 2006	44.07	40.00

Last five years:
2007	46.83	31.26
2006	44.07	29.76
2005	45.91	26.78
2004	34.66	22.82
2003	31.17	17.25

On February 25, 2008, the last reported sale price for the ADRs on Nasdaq was $49.53. The American Stock Exchange, the Chicago Options Exchange and the Pacific Stock Exchange quote options on Teva’s ADRs under the symbol “TEVA.”

Teva’s ADRs are also traded on SEAQ International in London and on the exchanges in Frankfurt and Berlin.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange since 1951. As of December 31, 2007, Teva had 808,421,940 ordinary shares outstanding, including those ordinary shares underlying the outstanding ADRs.

The table below sets forth in U.S. dollars the high and low last reported sale prices of the ordinary shares on the Tel Aviv Stock Exchange during the periods as reported by such Exchange (restated to reflect the June 2004 stock split). The translation into U.S. dollars is based on the daily representative rate of exchange published by the Bank of Israel then in effect.

Period	High	Low
Last six months:
February 2008 (until February 25)	49.30	45.58
January 2008	49.80	43.76
December 2007	46.98	43.63
November 2007	44.92	43.51
October 2007	45.44	43.67
September 2007	44.60	42.85
August 2007	43.46	40.48

Last eight quarters:
Q4 2007	46.98	43.51
Q3 2007	44.60	40.48
Q2 2007	41.25	37.03
Q1 2007	38.23	30.98
Q4 2006	35.65	30.79
Q3 2006	35.68	29.39
Q2 2006	43.52	30.94
Q1 2006	44.28	40.13

Last five years:
2007	46.98	30.98
2006	44.20	30.79
2005	44.88	26.61
2004	34.86	23.56
2003	30.90	17.32

On February 25, 2008, the last reported sale price of the ordinary shares on the Tel Aviv Stock Exchange was $49.30.

ITEM 10:	ADDITIONAL INFORMATION

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

Under the Companies Law, certain other transactions (listed in Section 270 of the Companies Law) that require approval by the audit committee and the board of directors may also require shareholder approval (including, in certain cases, a specified percentage of disinterested shareholders).

Approvals of the terms of service of directors, including the grant of exemption, insurance, an undertaking to indemnify or indemnification under a permit to indemnify as well as the company’s contracts with its directors on conditions of employment in other capacities, require approval by the audit committee, the board of directors and the shareholders.

A director with an interest in any of the above transactions may not be present and may not vote at the board of directors and audit committee’s meetings at which such transaction is approved (except under certain circumstances detailed in Section 278(b) of the Companies Law). In cases in which the approval of the audit committee is required, the audit committee may only approve such transactions if two statutory independent directors are members of the audit committee and at least one of them is present at the meeting at which the transaction is approved.

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

CEO and Center of Management

Under Teva’s Articles of Association, Teva’s chief executive officer as well as the majority of the Board are required to be residents of Israel, unless Teva’s center of management shall have been transferred to another country in accordance with the Articles of Association. The Articles of Association require that Teva’s center of management be in Israel, unless the board of directors otherwise resolves, with a supermajority of three-quarters of the participating votes.

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

If the board of directors receives a demand to convene a special meeting, it must publicly announce the scheduling of the meeting within 21 days after the demand was delivered. The meeting must then be held no later than 35 days after the notice was made public (except under certain circumstances as provided under the Companies Law).

The agenda at an annual meeting is determined by the board of directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold no less than 1% of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

A notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders’ register at least 30 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than 28 days, before the date of the meeting, provided that notice of the general meeting was published prior to the record date. Israeli regulations further require public companies to send voting cards, proxy notes and position papers to their shareholders if certain issues, as provided by the Companies Law, are included in the agenda of such meeting.

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

Foreign Exchange Regulations

Nonresidents of Israel who purchase ADRs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, in U.S. dollars at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding. See “— Israel Taxation—Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below.

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

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a U.S. person.

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

This summary does not purport to be a complete analysis of all potential tax consequences of owning ADRs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of Teva’s voting securities, investors that hold ordinary shares or ADRs as part of a straddle or hedging or conversion transaction, traders in securities that elect to mark to market, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. Investors are advised to consult their own tax advisors with respect to the tax consequences of the ownership of ADRs, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on U.S. taxation.

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

Taxation of Distributions

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income from sources outside the United States to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders with respect to taxable years beginning on or before December 31, 2010 are generally subject to tax at a maximum rate of 15%. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as a capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Israeli Taxation

Corporate Tax Rate

The regular corporate tax rate in Israel was 29% in 2007 compared to 31% in 2006 and 34% in 2005. This rate is currently scheduled to decrease as follows: in 2008—27%, 2009—26% and 2010 and onward—25%. However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2005, 2006 and 2007 were 18%, 22% and 17%, respectively, since a major portion of Teva’s income is derived from Approved Enterprises (as discussed below), the applicable tax rate for which has not been reduced, and from operations outside of Israel, where Teva has enjoyed lower tax rates.

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

Most of Teva’s projects in Israel were granted Approved Enterprise status. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the usual rate which was 29% in 2007, gradually scheduled to be reduced to 25% in 2010).

Teva is a foreign investors company, or FIC, as defined by the Investment Law, and is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Due to the fact that its current level of foreign ownership is more than 74%, its Approved Enterprise income is taxable at a tax rate not exceeding 15% for a 10 year period. Teva cannot assure you that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.

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

The Strategic Investment Track applies to companies that have an Approved Enterprise in a certain location in the country, which enterprise has (i) investments of at least NIS 600 million or NIS 900 million (approximately $167 or $250 million) depending on the location in the country; and (ii) annual revenues (measured for the company’s consolidated group) for the tax year prior to the year the new investment begins (or the annual average for the three years prior to the year of investment) of at least NIS 13 billion or NIS 20 billion (approximately $3.62 billion or $5.57 billion). Income accrued under this track during the benefits period will be exempt from a corporate tax liability. In addition, dividends distributed from such income will also be exempt from Israeli tax. The Israeli government, in certain cases, may reduce these minimum requirements if it determines that the investments will result in material contributions to the Israeli economy.

Unless extended, benefits under the Investment Law are granted with respect to qualified investments made in the period until December 31, 2008. However, as previously mentioned, eligibility for benefits under the Investment Law with respect to Approved Enterprises and expansions of Approved Enterprises from 2004 and onwards, is not subject to receipt of prior approval from any governmental authority. Teva cannot assure that it or any of its subsidiaries will continue to meet all the requirements in order to qualify for Approved Enterprise taxation benefits or that the benefits described above will continue to be granted in the future.

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

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADRs who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax withheld on Teva’s dividends in the fourth quarter of 2007 was 16.5%.

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

In addition, the U.S.-Israel tax treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, including Teva, and who did not hold an interest of 10% or more in the company at any time during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

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

General

Teva takes various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of Teva’s principal operating currencies, mainly the U.S. dollar, the NIS, the Euro, the Canadian dollar (CAD), the British pound (GBP), the Hungarian forint (HUF) and other European currencies. The costs and gains resulting from such instruments are not allocated to specific income statement line items, but are concentrated to a large extent under the caption “financial expenses—net”.

Teva can borrow funds in NIS, U.S. dollars or any other major currency. Generally, Teva would prefer to borrow in U.S. dollars; however, the loan is subject to the functional currency of Teva’s borrowing subsidiary in order to reduce the volatility of the financial expenses. Teva uses financial instruments and derivatives in order to limit its exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose Teva to additional exchange rate or interest rate risks because the derivatives are covered in the corresponding underlying asset or liability of Teva. No derivative instruments are entered into for trading purposes.

Teva’s derivative transactions during 2007 were executed through international as well as Israeli and Hungarian banks. In the opinion of Teva’s management, in light of Teva’s diversified derivative transaction portfolio, any credit risk associated with any of these banks is de minimis.

Exchange Rate Risk Management

Due to the Ivax acquisition in the beginning of 2006, Teva’s currency exposure increased due to Ivax’s substantial presence in markets where Teva had no significant presence prior to the Ivax acquisition. This increase has impacted both the volume and the diversity of currencies.

Teva hedges against exposure deriving from the gap between current assets and current liabilities in each currency other than the U.S. dollar (“balance sheet exposure”) in the subsidiaries in which the functional currency is the U.S. dollar. The majority of the balance sheet exposure in such subsidiaries is in European currencies, Canadian dollars and NIS. In Teva’s European subsidiaries, Teva protects against the gap between current assets and current liabilities in currencies other than the local functional currency (generally against the U.S. dollar and other European currencies). Teva strives to limit its exposure through “natural” hedging, i.e., attempting to have matching levels of assets and liabilities in any given currency. The rest of the exposure, which is not set off naturally, is substantially covered by the use of derivative instruments. To the extent possible or desirable, this is done on a consolidated basis.

In certain cases, Teva protects itself against exposure from a specific transaction—for example, the acquisition of a company or a large purchase of assets—which is done in a currency other than the functional currency. To a large extent, in addition to forwards, Teva uses the “cylinder strategy” (purchasing calls/puts on the U.S. dollar, usually together with writing put/call options on the U.S. dollar at a lower exchange rate). In order to reduce costs Teva also uses “knock-in” strategies together with writing put options. Teva usually limits the hedging transactions to three-month terms.

Teva has generally elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under FAS 133, in light of the negligible effect that implementing such a method would have on Teva’s results. The exception to this general rule is Teva’s subsidiary in Hungary, where the method is partially implemented. Accordingly, exchange rate fluctuations impact each and every line item separately, including sales, cost-of-goods, SG&A and R&D, whereas the results of transactions to hedge the exposure relating to these line items are recorded under the financial expenses line item. Accordingly, financial expenses, which are a relatively small line item in absolute terms, may fluctuate significantly from quarter to quarter. In addition, using the cylinder strategy may also have the same impact on the financial expenses line item.

The table below details the balance sheet exposure, by currency and geography, as of December 31, 2007 (at fair value). All data in the table has been converted into U.S. dollar equivalents.

	U.S. Dollar		Euro	British Pound	Canadian Dollar	New Israeli Shekel	Swiss Franc	Other	Total
	(U.S. dollars in millions)
U.S.
Israel			352	(15)	(17)	119	(0.5)	(2.5)	506
European Union	341.5	*	(8.5)	0.5					350.5
Canada	(208)								208
Hungary	802.5		59.5	187					1,049
England	2		(116.5)						118.5
Russia	106.5								106.5
Switzerland	139		31	42.5					212.5
Czech Republic	104		(2.5)					9.5	116

Total exposure	1,703.5		570	245	17	119	0.5	12	2,667

Explanatory note: Total exposure is the summation of the absolute value figures.

*	Includes $125.5 million derived from intercompany promissory notes that were recorded on December 31, 2007 and transferred to Teva USA in early January 2008. Teva decided not to set off the exposure and not to hedge the amount of the promissory notes since the exposure existed for only a short period.

Net exposure:

	EUR/ USD	GBP/ USD	USD/ CAD	USD/ NIS	EUR/ GBP	USD/ CHF	USD/ RUB	USD/ CZK	GBP/ CHF	EUR/ CHF	EUR/ CZK
	(U.S. dollars in millions)
Net exposure	127.5	17	191	119	117	14	106.5	104	42.5	31	2.5

	USD/ HUF	EUR/ HUF	GBP/ HUF
	(U.S. dollars in millions)
Net exposure	802.5	59.5	187

The table below details (in millions) the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2007 and is presented in U.S. dollar equivalent terms.

Currency	Cross Currency	Hedging Value		Fair Value		2007 Weighted Average Settlement Prices/Strike Prices
		2007	2006	2007	2006
		(U.S. dollars in millions)
Forward:
Euro	HUF	185.5	91	0.5	6.5	256.71
GBP	HUF	58	39	3	1.5	365.02
USD	HUF	657	523	26	44	181.25
GBP	USD	21	10	1	0	2.05
Euro	USD	36.5	15	0	-0.5	1.47
Canadian Dollar	USD	70.5	3	0.5	0	0.98
New Israeli Shekel	USD	36.5	10	-1.0	0	3.95
Swiss Franc	EUR	35	4	0	0	1.65
Swiss Franc	USD	5.5	0	0	0	1.15
Swiss Franc	GBP	31	0	1.0	0	2.32
Euro	GBP	54	0	1.5	0	0.72
Russian Ruble	USD	0	3	0	0	0
Czech Koruna	USD	20	6	0	0	18.26
Options:
New Israeli Shekel	USD	78.5	137	0.5	1	3.93
Canadian Dollar	USD	115	45	1.5	1	1.01
Euro	USD	81	85	1	0	1.45
GBP	USD	0	20	0	0	N.A.
GBP	EUR	73	85	2	0	0.72
Swiss Franc	USD	0	8	0	0	N.A.
Swiss Franc	EUR	0	21	0	0	N.A.
Swiss Franc	GBP	0	12	0	0	N.A.
Czech Koruna	USD	89	67	1.5	1.5	18.09
Czech Koruna	EUR	4	0	0	0	26.35
Russian Ruble	USD	105	24	0	0	25.37
USD	HUF	148	96	6	8	178.88
Euro	HUF	13	19	0	0.5	247.33
GBP	HUF	26	12	1.5	0	356.88

Total		1,943	1,335	46.5	63.5

Explanatory note:

1.	An option’s value reflects its fair value disregarding the notional amount represented by such an option.

Interest Rate Risk Management

Teva has been raising funds through the use of various debt financial instruments, including convertible debentures and straight notes, both of which bear a fixed interest rate, and syndicated bank loans bearing floating interest rates. In some cases, as described below, Teva has swapped from a fixed interest rate to a floating interest rate, and vice versa, thereby enabling Teva to reduce overall interest expenses or to hedge risks associated with interest rate fluctuations.

In connection with the Ivax acquisition in January 2006, Teva finance subsidiaries issued an aggregate of $817.5 million of 1.75% Convertible Senior Debentures due 2026 and $575 million of 0.25% Convertible Senior Debentures due 2026. The holders of the 0.25% Convertible Senior Debentures had a put option to redeem the notes in February 2008; however, practically all of the holders elected not to exercise the put option. The next date of exercising the put option by the holders of the notes is in February 2011, and they have the right to convert their debentures into shares at a rate of $47.16 per share. The holders of the 1.75% Convertible Senior Debentures have a put option to redeem the notes in February 2011 and a right to convert the debentures into shares at a rate of $51.26 per share.

In addition to the above convertible senior debentures, a Teva finance subsidiary issued an aggregate of $1 billion of 6.15% Senior Notes due 2036 and $500 million of 5.55% Senior Notes due 2016.

In November 2005, Teva fully drew down its $350 million multicurrency term loan facility, which was established in September 2005 with a syndicate of banks. This loan, which bears a floating interest rate, is divided into a 3-year tranche and a 5-year tranche of $175 million each. The syndicate participants comprise 21 banks based in Israel, Europe, the United States and China, each of which lent between $10 million and $25 million. The funds were used to finance working capital needs of several European subsidiaries of Teva.

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

During 2007, the balance of 0.375% Convertible Senior Debentures issued in 2002 and due 2022, in an amount of $63 million, was converted into shares of Teva.

In addition to the debentures, Teva’s fixed interest-bearing debt also included $90 million of senior notes privately issued in 1998 to U.S. institutional investors in three series: $20 million which were due and repaid in 2005, $75 million due 2008 and $15 million due 2018. The blended fixed interest rate of the senior notes is approximately 6.9% per annum. During 2002, Teva entered into a number of swap agreements with respect to the above-mentioned series of $75 million principal amount of senior notes due 2008. As a result of these agreements, Teva is currently paying an effective interest rate of LIBOR plus 0.9% on $30 million of these notes and a fixed rate of 4.5% on the remaining $45 million of these notes, as compared to the original blended 6.9% fixed rate.

The remaining debt consists of bank loans at floating interest rates. In currencies other than NIS, these borrowings are usually linked to the relevant LIBOR plus a spread of 0.2% – 0.7%. Part of Teva’s Canadian subsidiary debt is at a floating rate based on the Canadian LIBOR +0.55%.

Teva’s cash is invested in the United States, Europe and Israel, primarily in short-term investments. The average duration of the portfolio, as of December 31, 2007, is two and half years, with an average credit quality of AA+. As of December 31, 2007, $651 million of cash balances were held in auction rate securities, (primarily) rated AAA. These securities are long-term securities with maturities ranging from 10 to 40 years and were designed to offer liquidity through an auction on the interest, generally every 28 days. The recent uncertainties in the credit markets have resulted in unsuccessful auctions for $387 million thereof. Consequently, according to the terms of these instruments, the interest on these securities was increased and the securities were reclassified as long-term securities. As the trade was not resumed since mid-2007, and given the fact that four of the auction rate securities with a par value of $38 million were downgraded by at least one rating agency and in light of the current market conditions, Teva decided to assess their fair market value as of December 31, 2007. Based on a financial valuation model Teva developed, which was benchmarked against other independent indications, Teva reduced the fair value of these securities, on a temporary basis, by $50 million (net), which was thus recorded under “other comprehensive income”. As of February 21, 2008, Teva holds a total of $444 million in principal amount of auction rate securities.

Teva’s liabilities, the average interest they bear and their repayment schedule by currencies as at December 31, 2007 are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total Amount	Interest Rate	2008	2009	2010	2011	2012	2013 & thereafter
	(U.S. dollars in millions)
Fixed interest:
U.S. dollar
Convertible debentures	2,688.3	0.25% - 1.75%	1,255.3		619.5	813.5
Straight bonds	1,591.9	5.55% - 7.2%	75.2					1,516.7
Floating Rates:
U.S. dollar	75.1	5.3%	42.3	0.6	30.7	0.6	0.7	0.2
Euro	461.6	5.2%	353.2	0.5	100.8	5.2	0.5	1.4
British pound	150.6	6.5%	67.7	1.1	78.7		0.3	2.8
Canadian dollar	188.8	5.1%	16.7			172.1
NIS	27.7	5.0%	26.8	0.1	0.1	0.1	0.2	0.4
New Turkish lira	3.5	16.5%	3.5

Total:	5,187.5	—	1,840.7	2.3	829.8	991.5	1.7	1,521.5

PART II

ITEM 15:	CONTROLS AND PROCEDURES

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

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2007, Teva’s internal control over financial reporting is effective based on those criteria.

Teva’s internal control over financial reporting as of December 31, 2007 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under Item 18 on page F-2.

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

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or Teva’s website. As referred to above, the board of directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its board of directors. The Company has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2007 and 2006 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2007	2006
	(U.S. $ in thousands)
Audit Fees	9,148	9,628
Audit-Related Fees	1,101	236
Tax Fees	5,981	5,312
All Other Fees	43	9

Total	16,273	15,185

The audit fees for the years ended December 31, 2007 and 2006 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2007 and 2006, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2007 and 2006, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2007 and 2006, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2007 and 2006 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES — NOT APPLICABLE

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As further described below, during 2007, Teva spent $152 million to repurchase approximately 4 million of its shares. This purchase had the result of decreasing total fully diluted shares, on a weighted average basis, for the year 2007 by approximately 4 million shares.

Set forth below is a summary of the shares repurchased by Teva during 2007 and the approximate dollar value of securities that may yet be purchased under its repurchase plan. No shares were repurchased in 2007 except during the months indicated. As of December 31, 2007, the Company had $211 million remaining available pursuant to its previous repurchase authorization.

Teva Shares/ADRs

	Total number of shares purchased	Average price paid per share (U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate U.S. dollar value of securities that may yet be purchased under the plans or programs (1) (in millions)
January 2007	2,409,632	$33.61	2,409,632	$282
February 2007	1,589,194	$36.11	1,589,194	$225
March 2007	388,372	$35.96	388,372	$211

Total	4,387,198	$34.73	4,387,198

(1)	Amount available for repurchase under Teva’s repurchase plan pursuant to authorization by Teva’s board of directors in November 2006 to repurchase, including through one or more subsidiaries, Teva shares/ADRs and convertible debentures of its finance subsidiaries in an amount of up to $600 million.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Restated Articles of Association (1)(3)

1.3	Amended Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated January 11, 2008, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of shares (5)

2.2	Form of American Depositary Receipt (5)

2.3	Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.4	First Supplemental Senior Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (7)

2.5	Form of Global Debentures (included in Exhibit 2.4)

2.6	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.7	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.8	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.9	Form of Global Debentures (included in Exhibits 2.7 and 2.8)

2.10	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.11	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.12	Form of Global Debentures (included in Exhibit 2.11)

2.13	Indenture, dated as of May 4, 2001, by and between Ivax Corporation and U.S. Bank Trust National Association, as Trustee (9)

2.14	First Supplemental Indenture, dated as of January 26, 2006, by and among Ivax Corporation, Teva Pharmaceutical Industries Limited and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as Trustee (10)

2.15	Second Supplemental Indenture, dated as of January 26, 2006, by and among Ivax Corporation, Teva Pharmaceutical Industries Limited, Ivory Acquisition Sub II, Inc. and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as Trustee (11)

2.16	Form of Global Debentures (included in Exhibit 2.15)

2.17	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1)	English translation or summary from Hebrew original, which is the official version.
2)	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
4)	Incorporated by reference to Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).
5)	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-116672).
6)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-111144).
7)	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on January 27, 2004.
8)	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
9)	Incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-3 (Reg. No. 333-66310) of Ivax Corporation.
10)	Incorporated by reference to Exhibit 2.16 to Teva’s Annual Report on Form 20-F for the year ended December 31, 2005.
11)	Incorporated by reference to Exhibit 2.17 to Teva’s Annual Report on Form 20-F for the year ended December 31, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ DAN S. SUESSKIND
Name:	Dan S. Suesskind
Title:	Chief Financial Officer

Date: February 28, 2008

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed integrated audits of Teva Pharmaceutical Industries Limited’s (the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2007 and 2006, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for income tax uncertainties and in 2006 the Company changed the manner in which it accounts for stock-based compensation and defined benefit pension and other postretirement plans.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying ‘‘Report of Teva Management on Internal Control Over Financial Reporting’’ appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 28, 2008	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2007	2006	2005
	(U.S. dollars in millions, except earnings per share)
Net sales	$9,408	$8,408	$5,250
Cost of sales	4,531	4,149	2,770

Gross profit	4,877	4,259	2,480
Research and development expenses	581	495	369
Selling, general and administrative expenses	1,901	1,572	799
Acquisition of research and development in process		1,295
Litigation settlement, impairment and restructuring expenses		96

Operating income	2,395	801	1,312
Financial expense - net	42	95	4

Income before income taxes	2,353	706	1,308
Provision for income taxes	397	155	236

	1,956	551	1,072
Share in profits (losses) of associated companies - net	(3)	(3)	2
Minority interests in profits of subsidiaries - net	(1)	(2)	(2)

Net income	$1,952	$546	$1,072

Earnings per share:
Basic	$2.54	$0.72	$1.73

Diluted	$2.38	$0.69	$1.59

Weighted average number of shares (in millions):
Basic	768	756	618

Diluted	830	805	681

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(U.S. dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$1,488	$1,332
Short-term investments	1,387	712
Accounts receivable	3,546	2,922
Inventories	2,440	1,879
Prepaid expenses and other current assets	998	795

Total current assets	9,859	7,640
Long-term investments and receivables	632	544
Property, plant and equipment, net	2,515	2,193
Identifiable intangible assets, net	1,919	1,987
Goodwill	8,407	8,038
Other assets, deferred taxes and deferred charges	80	69

Total assets	$23,412	$20,471

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	$1,841	$742
Sales reserves and allowances	1,733	1,556
Accounts payable	1,383	1,386
Other current liabilities	414	387

Total current liabilities	5,371	4,071

Long-term liabilities:
Deferred income taxes	459	486
Other taxes payable	326
Employee-related obligations	149	152
Senior notes and loans	1,914	2,127
Convertible senior debentures	1,433	2,458

Total long-term liabilities	4,281	5,223

Commitments and contingencies, see note 8
Total liabilities	9,652	9,294

Minority interests	36	35

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; December 31, 2007 and 2006: authorized 1,500 million shares; issued and outstanding 808 million shares and 793 million shares, respectively	46	46
Additional paid-in capital	8,254	7,877
Retained earnings	5,041	3,398
Accumulated other comprehensive income	1,365	651
Treasury shares - December 31, 2007 and 2006 - 40 million and 35 million ordinary shares, respectively	(982)	(830)

Total shareholders’ equity	13,724	11,142

Total liabilities and shareholders’ equity	$23,412	$20,471

/s/ E. Hurvitz	/s/ S. Yanai
E. Hurvitz	S. Yanai
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Year ended December 31,
	2007	2006	2005
	(U.S. dollars in millions)
Share capital and additional paid-in capital
Balance, beginning of period	$7,923	$3,412	$3,057
Issuance of shares and stock options on acquisition of Ivax		4,080
Conversion of convertible senior debentures	63	175	196
Exercise of options by employees	212	180	134
Stock-based compensation expense	67	48	*
Excess tax benefit on options exercised	35	28	25

Balance, end of period	$8,300	$7,923	$3,412

Retained earnings and accumulated other comprehensive income
Balance, beginning of period	$4,049	$3,226	$2,548

Net income	1,952	546	1,072
Other comprehensive income (loss):
Net unrealized losses on investments	(51)	(2)	(14)
Translation adjustments	740	533	(220)
Other	25	1	2

Total comprehensive income	2,666	1,078	840

Dividends	(299)	(229)	(162)
Initial adoption of FASB Interpretation No. 48	(10)
Initial adoption of FASB Statement No. 158 - net		(26)

Balance, end of period	$6,406	$4,049	$3,226

Treasury shares
Balance, beginning of period	$(830)	$(596)	$(217)
Increase	(152)	(234)	(379)

Balance, end of period	(982)	$(830)	$(596)

Total shareholders’ equity	$13,724	$11,142	$6,042

*	Represents an amount of less than $1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2007	2006	2005
	(U.S. dollars in millions)
Operating activities:
Net income	$1,952	$546	$1,072
Adjustments to reconcile net income to net cash provided from operations:
Depreciation, amortization and other charges	521	467	243
Deferred income taxes - net	111	(89)	(7)
Acquisition of research and development in process		1,277
Stock-based compensation	67	48	*
Increase in accounts receivable	(316)	(478)	(436)
Decrease (increase) in inventories	(421)	(112)	103
Increase (decrease) in sales reserves and allowances, accounts payable and other current liabilities	(117)	372	422
Other items - net	16	27	(27)

Net cash provided by operating activities	1,813	2,058	1,370

Investing activities:
Purchase of property, plant and equipment	(542)	(390)	(310)
Acquisitions of subsidiaries, net of cash acquired	(18)	(3,587)	(11)
Proceeds from realization of investments	4,520	4,161	2,310
Purchase of investments and other assets	(5,298)	(4,205)	(2,502)
Other items – net	(15)	(37)	(25)

Net cash used in investing activities	(1,353)	(4,058)	(538)

Financing activities:

Proceeds from exercise of options by employees	212	180	134
Purchase of treasury shares	(152)	(234)	(379)
Proceeds from issuance of convertible senior debentures		1,375
Excess tax benefit on options exercised	36	50
Proceeds from long-term loans and other long-term liabilities received	37	1,539	359
Discharge of long-term loans and other long-term liabilities	(66)	(65)	(157)
Net decrease in short-term debt	(129)	(585)	(105)
Dividends paid	(299)	(229)	(162)
Other items - net	(1)	(7)	(2)

Net cash provided by (used in) financing activities	(362)	2,024	(312)

Translation adjustment on cash and cash equivalents	58	32	(28)

Net increase in cash and cash equivalents	156	56	492
Cash and cash equivalents at beginning of year	1,332	1,276	784

Cash and cash equivalents at end of year	$1,488	$1,332	$1,276

*	Represents an amount of less than $1 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2007	2006	2005
	(U.S. dollars in millions)
Interest paid	$179	$121	$27

Income taxes paid, net of refunds	$197	$284	$180

As discussed in note 2a, on January 26, 2006, the Company completed the acquisition of Ivax Corporation for a total consideration of $7.9 billion. An aggregate amount of $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

As discussed in note 7, in 2007, 2006 and 2005, $63 million, $182 million and $199 million, respectively, of convertible senior debentures were converted into approximately 3 million, 8 million and 9 million Teva shares, respectively.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Company”), headquartered in Israel, together with its subsidiaries and associated companies (“Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of Pharmaceuticals and Active Pharmaceutical Ingredients. The majority of the Group’s sales are in North America and Western Europe. The Group’s main manufacturing facilities are located in Israel, the United States, Canada and Hungary.

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Functional currency

A major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of the remaining subsidiaries and associated companies in most instances is their respective local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars, in accordance with Statement of Financial Accounting Standards (“FAS”) 52 of the Financial Accounting Standards Board of the United States (“FASB”). Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity, under accumulated other comprehensive income.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to sales reserves and allowances, income taxes, inventories, contingencies and valuation of goodwill, intangible assets and investments.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. In these financial statements, “subsidiaries” are companies that are over 50% controlled, the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances are eliminated in consolidation; significant profits from intercompany sales, not yet realized outside the Group, are also eliminated.

c.	Inventories:

Inventories are valued at the lower of cost or market. Cost of raw and packaging materials and purchased products is determined mainly on a “moving average” basis. Cost of finished products and products in process is determined as follows: the raw and packaging materials component—mainly on a “moving average” basis; the labor and overhead component —on an average basis over the production period.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d.	Investee companies:

These investments are included among long-term investments and receivables. Investments in which the Company has a significant influence but which are not subsidiaries (“associated companies”) are accounted for by the equity method. Other non-marketable equity investments are carried at cost.

e.	Marketable securities:

Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.

f.	Property, plant and equipment:

Property, plant and equipment is stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, mainly 25-50 years; machinery and equipment, 8-12 years; and other assets, ranging from 5-17 years.

g.	Goodwill and indefinite life intangible assets:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Indefinite life intangible assets are comprised of trade names.

Goodwill and indefinite life intangible assets are not amortized but rather tested for impairment at least annually at December 31 of each year.

h.	Definite life intangible assets:

Definite life intangible assets consist mainly of acquired marketing and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries.

Definite life intangible assets are amortized mainly using the straight-line method over their estimated period of useful life, mainly 8 to 20 years.

i.	Impairment in value of long-lived assets:

The Company tests long-lived assets, including definite life intangible assets, for impairment, whenever events or circumstances present an indication of impairment. When required, the Company records charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

j.	Income taxes:

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

The adoption resulted in a reclassification of certain tax liabilities from current to non-current and in no material cumulative impact to retained earnings. The total amount of unrecognized tax benefits as of the date of adoption of FIN 48, inclusive of interest and penalties, amounted to $286 million, of which $230 million would affect the effective tax rate if recognized. Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment will reduce the original amount allocated to goodwill. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) Amounts of tax-exempt income generated from the Company’s current approved enterprises (see note 10) as Teva intends to permanently reinvest these and does not intend to distribute dividends from such income.

(3) Dividends distributable from the income of non-Israeli companies in the Group, as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 20% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

k.	Treasury shares:

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to Teva, under “Treasury shares”.

l.	Revenue recognition:

Revenue is recognized when title and risk and rewards for the products are transferred to the customer, with provisions such as estimated chargebacks, returns, customer volume rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “sales reserves and allowances” under “current liabilities”. Provisions for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product. Where there is historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

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

n.	Concentration of credit risks:

Most of the Group’s cash, cash equivalents and marketable securities were deposited with major U.S., European and Israeli banks and financial institutions and amounted to $3.2 billion at December 31, 2007. Marketable securities mainly comprise available-for-sale debt securities. As of December 31, 2007, $651 million of these securities were held in auction rate securities, which are highly rated. These securities are long-term securities that provide liquidity through an auction-process that resets the applicable interest rate at predetermined calendar intervals, generally every 28 days. This mechanism allows existing investors either to rollover their holdings, whereby they will continue to own their respective securities, or liquidate their holdings by selling such securities at par. The recent uncertainties in the credit markets have resulted in unsuccessful auctions for 45 securities held by Teva, with a total value of $387 million, the highest individual security amounting to $27 million. These securities have been classified as long-term investments. The lack of an active market in these securities has persisted since mid-2007. As explained in note 1e, we have determined fair value of these securities based on a valuation model. The revaluation of these securities resulted in a net unrealized loss of $50 million, which has been recorded in other comprehensive income, as it is not considered “other-than-temporary”, as explained in note 11b.

Due to the continuing changes and the uncertainty in the credit markets, it is possible that the valuation of auction rate securities will further fluctuate in the near term. Also, as market conditions change, the Company may determine that unrealized losses, which are currently considered temporary in nature, may become “other than temporary”, resulting in an impairment charge.

In general, the exposure to the concentration of credit risks relating to trade receivables is limited, due to the relatively large number of Group customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

o.	Derivatives:

Teva carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts and written and purchased currency options). The transactions are designed to hedge the currency exposure on identifiable assets and liabilities in currencies other than the functional currency.

Derivatives that do not qualify for hedge accounting under FAS 133 are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in “financial expenses—net”. Derivatives that do qualify as a fair value hedge under FAS 133 are recognized on the balance sheet at their fair value, with changes in the fair value carried concurrently with the carrying amount of the hedged asset or liability.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

p.	Cash and cash equivalents:

All highly liquid investments, which include short-term (up to three months) bank deposits that are not restricted as to withdrawal or use and short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

q.	Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares and fully vested restricted stock units (“RSUs”)) outstanding during the year, net of treasury shares.

In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and outstanding RSUs granted under employee stock compensation plans, using the treasury stock method; and (ii) the conversion of convertible senior debentures and subordinated notes using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures and subordinated notes.

r.	Stock-based compensation:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment,” and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the SEC. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. FAS 123R supersedes the Company’s previous accounting for its employee stock option plans using the intrinsic value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. The Company also followed the disclosure requirements of FAS 123, “Accounting for Stock-based Compensation,” as amended by FAS 148, “Accounting for Stock-based Compensation—Transition and Disclosure,” for companies electing to apply APB 25. The Company elected to adopt the modified prospective transition method permitted by FAS 123R. Under such transition method, the new standard has been implemented from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation. The cumulative effect of initially adopting FAS 123R was not material to the Company’s consolidated financial statements.

The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. For the years ended December 31, 2007 and 2006, the Company recorded stock-based compensation costs as follows:

	Year Ended December 31,
	2007	2006
	(U.S. $ in millions)
Employee stock options	$53	$43
Restricted stock units (“RSUs”)	14	5

Total stock-based compensation expense	67	48
Tax effect on stock-based compensation expense	9	8

Net effect	$58	$40

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $105 million and $41 million, respectively, at December 31, 2007, and is expected to be recognized over a weighted average period of 1.3 years and 1.4 years for stock options and RSUs, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table illustrates the effect on net income and earnings per share, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation in 2005:

Year Ended December 31, 2005
(U.S $ in millions, except earnings per share)
Net income, as reported	$1,072

Add: compensation related to employee stock option plans, included in consolidated statements of income net of related tax effect	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	35

Pro forma net income	$1,037

Earnings per share (see note 1q):
Basic—as reported	$1.73

Basic—pro forma	$1.68

Diluted—as reported	$1.59

Diluted—pro forma	$1.54

*	Represents an amount less than $1 million.

s.	Recently issued accounting pronouncements:

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. FAS 157 is effective for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application). On February 12, 2008, the FASB issued Staff Position (“FSP”) FAS 157-2, which delays the effective date of FAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements. As applicable to Teva, FAS 157, except as it relates to non-financial assets and liabilities as noted in proposed FSP FAS 157-b, will be effective as of the year beginning January 1, 2008. The Company does not expect the partial adoption of this statement to have a material effect on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure various financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). EITF 07-3 provides guidance on the capitalization of non-refundable advance payments for goods and services to be used in future research and development activities, until such goods have been delivered or the related services have been performed. As applicable to Teva, this pronouncement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued FAS 141 (revised 2007) (“FAS 141R”), “Business Combinations”. FAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. The Company believes that the adoption of FAS 141R could have an impact on its consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In December 2007, the FASB issued FAS 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. Teva is currently evaluating the potential impact the adoption of FAS 160 would have on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The Company believes that the adoption of SAB 110 will not have a material impact on its consolidated financial statements.

t.	Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses.

u.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—CERTAIN TRANSACTIONS:

a.	Acquisitions:

Acquisition of Ivax Corporation

On January 26, 2006, Teva completed its acquisition of Ivax Corporation (“Ivax”), a multinational generic pharmaceutical company with operations mainly in the United States, Europe and Latin America, for $3.8 billion in cash and 123 million shares, representing approximately 16% of the issued and outstanding share capital of Teva at that time. For accounting purposes, the transaction was valued at $7.9 billion (including transaction costs and vested stock options granted by Teva in exchange for Ivax’s vested stock options).

The cash consideration of $3.8 billion was financed with Teva’s own resources and the issuance of senior notes and convertible senior debentures (see notes 6 and 7).

This acquisition enhanced Teva’s position in the United States, expanded its presence in Western Europe and significantly boosted Teva’s reach in Latin America, and Central and Eastern European countries. The acquisition further provided Teva with an opportunity to expand the vertical integration between Teva’s API business and Ivax’s finished dose manufacturing operations in both existing and new regions. Ivax brought Teva new capabilities in respiratory and animal health products, as well as an enhanced innovative pipeline focused on the central nervous system and cancer, with products in various stages of clinical development.

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

$7,914

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

An amount of $1,277 million of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use, and, in accordance with US GAAP, was charged to operating expenses upon acquisition.

In-process R&D related to 54 products and product groups, having values of up to $215 million, with an average value of $24 million per product, and includes 2 products with a value in excess of 10% of the total value. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a discount rate of 11% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which may vary among the individual products. Material net cash inflows commenced during 2006.

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

An amount of $1,421 million of the purchase price was allocated primarily to existing products, as described above. The Company is amortizing existing products over periods ranging from 3 to 18 years. Additional restructuring provisions recorded include $159 million, mainly related to severance pay, termination of certain agreements and tax-related provisions, of which an amount of $93 million has been paid through December 31, 2007. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition not attributed to acquired in-process research and development, amounted to $5,372 million, and was allocated to goodwill.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Event subsequent to December 31, 2007 – Acquisition of CoGenesys, Inc.

On February 21, 2008, Teva announced that it successfully completed its previously announced acquisition of CoGenesys, Inc., a privately held biopharmaceutical company with a broad-based biotechnology platform and focused on the development of peptide- and protein-based medicines across broad therapeutic categories. CoGenesys was established in 2005 as a division within Human Genome Sciences Inc. to focus on early drug development and was spun off as an independent company in June 2006. Under the terms of the agreement, Teva paid a cash purchase price of $400 million, funded from its internal resources.

b.	Significant cooperation agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have and to otherwise share development cost or litigation risks. The Company’s most significant agreements of this nature are summarized below.

1)	With Sanofi-Aventis:

Under agreements entered into by Teva and Sanofi-Aventis, the sale and distribution, in North America, Europe and certain other countries, of Copaxone®, an innovative product of the Company for the treatment of multiple sclerosis, is being carried out by Sanofi-Aventis. Under the agreements, certain sales and marketing costs incurred by Teva are reimbursed by Sanofi-Aventis. Such reimbursements are recorded as a reduction of selling, general and administrative expenses.

Marketing of Copaxone® in the U.S. and Canada is done by Teva under the name “Teva Neuroscience.” In the core European countries, Copaxone® is jointly marketed by Teva and Sanofi-Aventis.

In April 2008, Teva expects to take over the U.S. and Canada distribution of Copaxone®. Sanofi-Aventis will be entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales for an additional two-year period, at which time this agreement with Sanofi-Aventis will terminate. Currently, Teva and Sanofi-Aventis are still negotiating the existing agreement to determine whether changes can be made that would be mutually beneficial.

In February 2012, Teva expects to take over the distribution of Copaxone® in Europe and other territories covered under this agreement, at which time Sanofi-Aventis will be entitled to pre-agreed termination payments for a period of two years, after which this agreement with Sanofi-Aventis will terminate.

2)	With Lundbeck:

The Company entered into a cooperation agreement with H. Lundbeck A/S (“Lundbeck”), under which Lundbeck and Teva jointly market Azilect® in certain key European countries. Lundbeck participated in the research and development expenses of Teva at varying rates, subject to maximum amounts stipulated in the agreement.

Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3)	With Alpharma:

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

4)	With Active Biotech AB:

In 2004, Teva signed an agreement with Active Biotech, a Sweden-based publicly traded biotechnology company, to develop and commercialize laquinimod, a novel, oral bioavailable immunomodulatory compound.

Under the terms of the agreement, Teva acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, with the exception of the Nordic and Baltic countries, where Active Biotech will retain all commercial rights. Teva has made an upfront payment to Active Biotech and has agreed to conduct and fund the further clinical development of laquinimod. The agreement between the two companies also calls for Teva to make payments to Active Biotech upon the achievement of various sales targets and other milestones, with maximum payments of $92 million, of which an amount of $12 million has been paid through December 31, 2007. Active Biotech will also receive tiered double-digit royalties on sales of the product.

5)	With Barr Pharmaceuticals:

In 2005, Teva entered into a strategic alliance arrangement with Barr Pharmaceuticals, Inc. for the marketing rights in the U.S. for the generic version of Allegra® (fexofenadine) tablets. Under the agreement, Barr enabled Teva to launch its own product, with the parties sharing in profits. The percentage of profit share to Barr is dependent on multiple factors, including the number of competitors and resolution of related patent litigation with Sanofi-Aventis. The parties have agreed to share in the patent litigation risks on a basis proportionate to that of the profit split arrangement. The generic version of Allegra® was launched in September 2005. This product is the subject of a patent litigation more fully described under “Contingent Liabilities” included in note 8.

6)	With Impax and Anchen:

In December 2006, Teva entered into an agreement with Impax and Anchen Pharmaceuticals, Inc. for the marketing of the generic version of Wellbutrin XL® tablets, 300 mg, the branded product marketed by GlaxoSmithKline. In accordance with the agreement, Anchen took the regulatory steps necessary to permit Impax to obtain final FDA approval of Impax’s bupropion hydrochloride extended-release tablets, 300 mg and for Teva to sell the product within Anchen’s 180-day exclusivity period. In return, Anchen received from Teva certain payments, both during and after the exclusivity period. Pursuant to Teva’s 2001 agreement with Impax, Teva has U.S. marketing rights to Impax’s version of this product and commenced sales in December 2006. In addition, Teva received a license to sell the generic version of Wellbutrin® ER tablets, 150 mg, beginning in 2008. This license is exclusive for six months from launch and non-exclusive thereafter. Teva plans to commercialize this product by agreement with Anchen, which was awarded 180-days marketing exclusivity.

The Company has also entered into agreements with the following related parties:

In 2007, Teva entered into an agreement to purchase a facility located at 30 Novopharm Court, Toronto, Canada and an additional leased facility in Stouffville, Ontario, Canada related to Novopharm’s operations for CAD $41.5 million. The sellers of both facilities are companies controlled by members of the family of Leslie Dan, Chairman of Novopharm and a former director of Teva.

In January 2007, Teva and Se-cure Pharmaceuticals Ltd. entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the Agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In 2006, Teva and Jexys Medical Research Services & Development Co. Ltd entered into an agreement for the development and screening, using Jexys’ platform technology, of up to five prototype molecules. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products based on the generated prototype molecules for all indications, in consideration for milestone payments and royalties. Harold Snyder, a director of Teva, is a shareholder of Jexys, and Arik Yaari, Teva’s Group Vice President-Global API Division, is a director and shareholder of Jexys.

In 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development, using Protalix’s plant cell culture platform, of two proteins. Under the agreement, the two companies will collaborate in research and development of the proteins, utilizing Protalix’s expression system. Protalix will grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix. Mr. Hurvitz and Dr. Phillip Frost, Vice Chairman of the Board, each own certain equity interests in Protalix.

During 2006, the former headquarters of Ivax, together with certain related equipment and service contracts, were sold to an affiliate of Dr. Phillip Frost, Vice Chairman of the Board, for $18 million. Ivax, in turn, leased back a portion of the facility for an annual rent of approximately $1.7 million (including operational and service costs) for a one-year term, renewable by Teva for an additional one-year term. In accordance with the lease, Teva USA exercised its option on the one-year renewal, which will expire on September 7, 2008.

In 2005, Teva and Neurosurvival Technologies Ltd. (“NST”), a pharmaceutical development company, signed a Memorandum of Agreement and Share Purchase Agreement. Under the agreements, Teva agreed to invest $2 million in NST in exchange for NST ordinary shares and to fund the co-development by Teva and NST of certain products for up to $9 million in consideration for certain rights granted to Teva by NST. Eli Hurvitz, Teva’s Chairman of the Board, serves as the Chairman of the NST board and holds certain equity interests in NST.

In December 2005, Viventia Biotech Inc., a publicly traded Canadian biotech company, completed a going-private transaction that resulted in Viventia becoming wholly owned by Mr. Dan and members of his family. Mr. Dan, Chairman of Novopharm and a former director of Teva, is a major shareholder and chairman of the board of Viventia. As part of the going-private transaction, Teva’s units in Viventia were purchased for an aggregate of approximately CDN $4.2 million in cash. The units in Viventia were purchased in 2003 for CDN $2.8 million.

NOTE 3—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2007	2006
	(U.S. $ in millions)
Land*	$161	$165
Buildings	1,063	920
Machinery and equipment	1,935	1,585
Motor vehicles, computer equipment, furniture and other assets	599	496
Payments on account	154	137

	3,912	3,303
Less—accumulated depreciation and amortization	1,397	1,110

	$2,515	$2,193

*	Land includes long-term leasehold rights in various locations.

Depreciation and amortization expenses were $273 million, $230 million and $158 million in the years ended December 31, 2007, 2006 and 2005, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS:

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows:

	Pharmaceuticals	API	Total
	(U.S. $ in millions)
Balance as of January 1, 2006	$2,024	$438	$2,462
Changes during 2006:
Goodwill acquired during the year	5,172	202	5,374
Translation differences	183	52	235
Reduction of goodwill – mainly due to tax effect on exercise of stock options	(33)		(33)

Balance as of December 31, 2006	$7,346	$692	$8,038
Changes during 2007:
Translation differences	273	97	370
Goodwill acquired during the year	25		25
Uncertain tax positions relating to goodwill on adoption of FIN 48	8		8
Reduction of goodwill – mainly due to tax effect on exercise of stock options	(34)		(34)

Balance as of December 31, 2007	$7,618	$789	$8,407

b.	Intangible assets:

1)	Intangible assets consisted of the following:

	Original amount		Accumulated amortization		Amortized balance
	December 31,
	2007	2006	2007	2006	2007	2006
	(U.S. $ in millions)
Intangible assets (mainly product rights)	$2,540	$2,350	$692	$425	$1,848	$1,925
Trade names	71	62			71	62

Total	$2,611	$2,412	$692	$425	$1,919	$1,987

2)	Amortization of intangible assets amounted to $221 million, $190 million and $68 million in the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, the estimated aggregate amortization of intangible assets for the years 2008 to 2012 is as follows: 2008—$170 million; 2009—$165 million; 2010—$160 million; 2011—$155 million and 2012—$145 million.

c.	As of December 31, 2007, 2006 and 2005, the Company determined that there is no impairment with respect to either goodwill or other indefinite lived intangible assets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2007	2006
	(U.S. $ in millions)
Accrued severance pay	$104	$86
Defined benefit plans	45	66

Total	$149	$152

As of December 31, 2007 and 2006, the Group had $97 million and $77 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

The Company expects to contribute approximately $58 million in 2008 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

The main terms of the different arrangements with employees are described in b. below. Further details relating to defined benefit plans are presented in c. below.

b.	Terms of arrangements:

1)	In Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. Pension plans for employees are under collective labor agreements. The pension liabilities with respect to that portion of 72% covered by these pension plans are not reflected in the financial statements as the pension risks have been irrevocably transferred to the pension fund. Managerial personnel generally have insurance policies which cover pension and severance liabilities. Severance pay liabilities not covered by the pension plans and insurance policies are fully provided for in the financial statements on an undiscounted basis, based upon the number of years of service and the latest monthly salary of the Group’s employees in Israel.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4)	In Latin America

The majority of the employees in Latin America are entitled to severance under local law. The severance payments are calculated based on service term and employee remuneration and accruals are maintained to reflect these amounts.

c.	Details relating to defined benefit plans:

The Company has defined benefit plans primarily in Europe.

1)	The main components of consolidated net periodic benefit costs are as follows:

	Year ended December 31,
	2007	2006	2005
	(U.S. $ in millions)
Service cost	$11	$10	$5
Interest cost	10	8	5
Expected return on plan assets	(8)	(6)	(4)
Other	1	*	1

Employers’ pension cost	$14	$12	$7

*	Represents an amount of less than $1 million.

2)	The main components of the consolidated projected benefit obligation and plan assets are as follows:

	December 31,
	2007	2006
	(U.S. $ in millions)
Benefit obligation:
Projected benefit obligation at beginning of year	$192	$111
Changes during the year:
Acquisition of Ivax	—	38
Service cost	11	10
Interest cost	10	8
Actuarial gain	(31)	—
Exchange rate differences	15	17
Other	(3)	8

Projected benefit obligation at end of year	$194	$192

Plan assets:
Fair value of plan assets at beginning of year	$126	$79
Changes during the year:
Acquisition of Ivax	—	23
Actual return on plan assets	3	5
Employer contribution	9	8
Exchange rate differences	13	12
Other	(2)	(1)

Fair value of plan assets at end of year	149	126

Obligation with respect to defined benefit plans	$45	$66

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In September 2006, the FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (“FAS 158”). FAS 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet. Gains or losses and prior service costs or credits, net of related taxes that have not been recognized as components of net periodic benefit cost, are recorded as a component of other comprehensive income. The Company adopted the recognition and related disclosure provisions of FAS 158, prospectively, on December 31, 2006. FAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. The Company expects to adopt the measurement date provision of FAS 158 by December 31, 2008.

	December 31,
	2007	2006	2005
Weighted average assumptions:
Discount rate	5.7%	4.7%	4.8%
Expected return on plan assets	6.0%	5.8%	5.7%
Rate of compensation increase	3.6%	3.3%	3.1%
Pension increase	2.5%	2.2%	2.3%

The discount rate is mainly derived from effective market yield and interest rates at December 31 of each year of high-quality fixed income corporate bonds with duration of the pension benefits of approximately 20 years.

3)	The Company’s pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category, are as follows:

	Plan Assets at December 31,
	2007	2006
Equity securities	55.5%	54.8%
Debt securities	40.2%	40.5%
Other	4.3%	4.7%
Total	100.0%	100.0%

The Company expects to pay the following future minimum benefits to its employees: $20 million in 2008; $11 million in 2009; $11 million in 2010; $13 million in 2011; $10 million in 2012 and $59 million in 2013-2017. These amounts, as they relate to the Israeli subsidiaries, were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—SENIOR NOTES AND LOANS:

a.	Senior notes and loans consisted of the following:

	Interest rate as of December 31, 2007	December 31,
		2007	2006
	%	(U.S. $ in millions)
Senior notes (1)	Refer (1)	$1,500	$1,500
Loans, mainly from banks (2)(4)	5.1 to 6.5	583	550
Debenture (3)(4)	6.9	91	91

		2,174	2,141
Less—current portion (included under “short-term debt”)		(260)	(14)

		$1,914	$2,127

(1)	In January 2006, $1 billion principal amount of 6.15% Senior Notes due 2036 and $500 million principal amount of 5.55% Senior Notes due 2016 were issued in connection with the acquisition of Ivax.
(2)	The balance as of December 31, 2007 and 2006 is mainly composed of:

(i) a syndicated loan denominated in Euros (mainly) and British Pounds in the amount of $358 million, payment of which is due in two installments in the years 2008 and 2010, bearing an interest rate determined on the basis of Euro LIBOR (mainly) and British Pound LIBOR; and

(ii) a loan from Bank Leumi USA denominated in Canadian Dollars in the amount of $172 million and $146 million, respectively, is due in 2011 and bears interest determined on the basis of Canadian Dollar LIBOR.

(3)	The balance as of December 31, 2007 and 2006 is comprised of a debenture with principal amounts of $90 million, which was issued in 1998 in a private placement to institutional investors in the United States for periods of 10 and 20 years at a fixed annual interest rate, the weighted average of which is 6.9%. In 2002, the Company entered into two interest rate swap transactions with respect to portions of this debenture (see note 11d), effectively changing the weighted annual interest rate on these portions of the debenture from 6.9% to 4.95%. Only the first interest swap transaction qualifies for hedge accounting under FAS 133, resulting at December 31, 2007 and 2006 in an increase of $1 million (identical to the fair value of the related derivative at the end of each year) in the carrying value of the portion of the debentures it hedges, to adjust it to the fair value of such portion based on the risk being hedged.
(4)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2007, the Company met all financial covenants.

b.	As of December 31, 2007, the required annual principal payments of long-term debt, starting from the year 2009, are as follows: 2009—$2 million; 2010—$210 million; 2011—$178 million; 2012—$2 million; 2013 and thereafter—$1,522 million. The above does not include the convertible senior debentures described in note 7.

c.	The Company and certain subsidiaries have entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—CONVERTIBLE SENIOR DEBENTURES:

As detailed below, over the last several years, Teva issued convertible senior debentures unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any. Interest on each of the debentures is payable on a semi-annual basis. Unless previously redeemed or repurchased, under certain circumstances set forth in the related offering document, holders of the debentures may convert them into shares at the conversion prices detailed below.

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

Convertible senior debentures issued during the year ended December 31, 2006 have no contingent feature and are convertible at any time.

The main terms of these debentures are summarized in the following table:

Month issued	Issuer	Footnote	Annual interest rate	Initial principal amount	Year due	Conversion price	Number of Teva ordinary shares issuable upon full conversion	Earliest date of (i) redemption at issuer’s option; and (ii) repurchase at holder’s option
			%	(U.S. $ in millions)		$	(in millions)
November 2002	Teva Pharmaceutical Finance, B.V.		0.375	$450	2022	21.44945	Converted through 2007

January 2004	Teva Pharmaceutical Finance II, LLC Series A	(1)	0.50	$460	2024	37.50	12	August 1, 2008

	Series B	(1)	0.25	$634	2024	34.89	18	February 1, 2010

January 2006	Teva Pharmaceutical Finance Company B.V.		1.75	$818	2026	51.26	16	February 1, 2011

January 2006	Teva Pharmaceutical Finance Company, LLC	(2)	0.25	$575	2026	47.16	(See footnote 2)	See footnote 2

See footnote 3	Ivax Corporation	(3)	4.50	$230	2008	37.82	3	Redeemable at any time.

(1)	Holders of the debenture series issued in 2004 may convert the debentures into Teva shares under certain conditions detailed in the related offering document; inter alia, holders of these series of debentures may surrender debentures for conversion into Teva shares during any conversion period (as defined) if the trading prices of Teva’s shares were more than 130% of the conversion price for twenty trading days within the first thirty trading days of each quarter (“price threshold condition”).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(2)	These convertible senior debentures due 2026 include a “net share settlement” feature according to which the principal of the debentures will be paid in cash and in the case of conversion, only the residual conversion value above the principal will be paid in Teva’s shares. The earliest redemption at the issuer’s option is February 1, 2008 or thereafter.
(3)	The 4.5% Convertible Senior Subordinated Notes due 2008, which are currently redeemable, are convertible at any time prior to maturity, into 50% Teva shares and 50% cash, unless previously redeemed. The 4.5% notes were assumed as a result of the acquisition of Ivax.

In 2007, 2006, and 2005, debentures with a principal amount of $63 million, $182 million and $199 million, respectively, were converted into a total of approximately 3 million, 8 million and 9 million Teva shares, respectively.

In 2004, Teva repurchased $25 million principal amount of convertible senior debentures issued in 2004. In 2006, Teva repurchased $4 million principal amount of convertible senior debentures issued in 2006.

The number of Teva ordinary shares issuable upon full conversion is subject to adjustments in certain circumstances, as detailed in the related offering document.

The balance of the principal amount and accrued interest is as follows:

		December 31,
Month issued or assumed		2007	2006
		(U.S. $ in millions)
November 2002
	Principal		$63
	Accrued interest		*
January 2004
	Principal	$1,069	$1,069
	Accrued interest	2	2
January 2006
	Principal	$1,618	$1,618
	Accrued interest	8	8

	Total	$2,697	$2,760

*	Represents an amount of less than $1 million.

The convertible senior debentures, including accrued interest, are reflected in the balance sheets among:

	December 31,
	2007	2006
	(U.S. $ in millions)
Current liabilities	$1,264	$302
Long-term liabilities	1,433	2,458

	$2,697	$2,760

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Operating leases:

As of December 31, 2007, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2008—$45 million; 2009—$35 million; 2010—$26 million; 2011—$17 million; 2012—$10 million; 2013 and thereafter—$12 million.

The lease fees expensed in each of the years ended December 31, 2007, 2006 and 2005 were $51 million, $38 million and $20 million, respectively, of which $2 million, $3 million and $3 million, respectively, were to related parties.

2)	Royalty commitments:

a) The Company is committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at rates ranging mainly from 0.1% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment.

The Company has also undertaken to pay royalties to the Government of Israel, at the rates of 2% to 5% of sales relating to certain products, the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect of royalties to the Government as of December 31, 2007 amounted to $29 million.

b) Royalty expense included in cost of sales for the years ended December 31, 2007, 2006 and 2005 was $186 million, $158 million and $120 million, respectively.

b.	Contingent liabilities:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

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

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Except as aforementioned, as of December 31, 2007, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

On April 5, 2001, a claim was filed against Teva in the Tel-Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claimed that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, and consequently claimed for financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action. During December 2007, Teva and the plaintiffs reached a settlement agreement, which does not contain any admission of liability or fault on the part of Teva. The settlement agreement is presently awaiting final approval of the Court.

Intellectual Property Proceedings

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court, patent expiration or a court order. The District Court, in January 2005, granted Schwarz Pharma summary judgment of infringement of all claims, and in January 2006, the Court granted Teva’s motion to vacate that summary judgment decision with respect to certain of the asserted claims. No trial date has been scheduled. In the related quinapril case, following remand, the District Court upheld the validity of the patent on November 29, 2007. The patent at issue expired on February 24, 2007, and Teva has resumed sales of its moexipril hydrochloride tablets. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. An appropriate provision for this matter has been included in the accounts. Also, on January 28, 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. On November 22, 2005, the Federal Circuit affirmed the preliminary injunction that was entered by the District Court with respect to Ranbaxy’s quinapril product. Pfizer’s patent was granted a six-month pediatric extension for quinapril, which expired in August 2007. Ranbaxy has been indemnifying Teva in connection with legal fees incurred by Teva in this quinapril litigation. Were Pfizer ultimately to prevail, Teva could be called upon to pay damages for its sales of this product and it would then seek appropriate indemnification from Ranbaxy pursuant to the terms of its agreement with Ranbaxy.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. On August 22, 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. On September 21, 2007, the United States Court of Appeals for the Federal Circuit reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017.

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

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded on June 14, 2006. Following the expiration of the patent on April 20, 2007, the District Court issued a trial opinion on May 31, 2007 in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. As a result, the FDA converted Impax’s final approval to a tentative approval until the expiry of pediatric exclusivity on October 20, 2007. Impax is appealing the District Court’s decision. A separate trial against Teva with respect to the launch of omeprazole capsules has not yet been scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, two API patents and one polymorph patent at issue in the litigation. The latest of these patents expires in 2017. Teva has obtained summary judgment as to each of the formulation patents. On November 8, 2006, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s denial of Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. Teva and/or its API supplier are also involved in patent litigation in Canada, Italy and Israel with respect to this product. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. On May 3, 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. Abbott has appealed the denial of the preliminary injunction. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In May 2007, Teva commenced sales of its amlodipine besylate/benazepril capsules, 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007. On June 11, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

In September 2007, Teva commenced sales of its famciclovir tablets, 125 mg, 250 mg and 500 mg. Famciclovir tablets are the AB-rated generic versions of Novartis’ Famvir®, which had annual sales of approximately $200 million for the twelve months ended June 2007. On September 5, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits as to Teva’s invalidity and inequitable conduct defenses, based on the record before the Court. Novartis has appealed the denial of the preliminary injunction, and its emergency motion to stay the injunction pending the appeal was denied. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its famciclovir tablets and be enjoined from selling those products.

In December 2007, Teva sold its pantoprazole sodium tablets, 20 mg and 40 mg. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. Teva has not relaunched and does not intend to ship additional units of its pantoprazole sodium tablets at this time. On September 6, 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense, based on the record before the Court. Wyeth/Altana has appealed the denial of the preliminary injunction. The patent at issue expires in 2010. A trial date has not been scheduled. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from selling those products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. On April 5, 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp has filed its Notice of Appeal.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. While it is not feasible to predict the outcome of many of these proceedings brought by governmental agencies or private litigants, Teva believes that such proceedings should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations, liquidity or capital resources.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Teva has taken an active role in identifying and providing for these costs and such amounts do not include any reduction for anticipated recoveries of cleanup costs from insurers, former site owners or operators, or other recalcitrant potentially responsible parties.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products, were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. On February 13, 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon in the United States District Court for the District of Columbia, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil and improperly excluding generic competition. The FTC’s complaint does not name Teva as a defendant.

Teva Pharmaceuticals USA, Inc. (“Teva USA”) is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan, in a case pending in state court in San Joaquin County, California (the “California Action”) that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA. The parties in the California Action reached a settlement, which was submitted to and approved by the Court.

On February 25, 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. On January 17, 2006, the Court denied the motions to authorize the class action and dismissed the matters. A hearing on the claimants’ appeal was held in October 2007, and a ruling is expected in due course.

Together with many other pharmaceutical manufacturers, Teva and its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”) and Ivax (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). A purported class action is pending in Arizona, and a class action filed in New Jersey was recently dismissed without prejudice. Sicor is also a defendant in a federal false claims action, but has not yet been served with the complaint. This matter is under seal and includes many of the same defendants as the MDL. A provision for these matters has been included in the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A number of state attorneys general, approximately 46 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) are currently involved in one or more actions relating to reimbursements under Medicaid or other programs in the following 17 states: Alabama, Alaska, Arizona, Florida, Hawaii, Idaho, Illinois, Iowa, Kentucky, Massachusetts, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to its action relating to its Medicaid program, the State of South Carolina has brought an action on behalf of its state employee health plan. As with the other drug pricing cases, the foregoing cases seek unspecified amounts in money damages, civil penalties, treble damages, attorneys fees, and/or administrative, injunctive, equitable or other relief.

These drug pricing cases are at various stages of litigation, and the Teva parties continue to defend them vigorously.

Ivax Pharmaceuticals, Inc. (“IPI”) has entered into an agreement with the office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney”) to toll the statute of limitations while that office and the Civil Division of the Department of Justice pursue an investigation into whether IPI directly or indirectly offered or paid remuneration to customers, including but not limited to Omnicare, Inc., in order to induce such parties to recommend, prescribe or purchase IPI’s products, and promoted, marketed and sold its products in violation of law. IPI is cooperating in the investigation and has further extended the tolling period by agreement with the U.S. Attorney. Teva has no basis on which to determine the extent of IPI’s liability in connection with the investigation, and furthermore it is not feasible at this time to predict the outcome of the investigation with any certainty. The outcome could include the commencement of civil or criminal proceedings, the imposition of substantial fines or penalties and injunctive or administrative remedies.

NOTE 9—SHAREHOLDERS’ EQUITY:

a.	Share capital:

As of December 31, 2007, there were 808 million ordinary shares issued and outstanding (December 31, 2006 – 793 million). Teva shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of ADRs, each of which represents one ordinary share, on the Nasdaq National Market in the United States. In addition, as at December 31, 2007 and 2006, there were seven million outstanding special shares, issued by a subsidiary, that are exchangeable at any time at the discretion of their holders into ordinary shares of the Company at a 1:1 ratio.

A reconciliation of opening and closing balances of the number of ordinary shares (in millions):

	2007	2006	2005
Balance outstanding at beginning of year	793	647	627
Issuance of shares on acquisition of Ivax		123
Exercise of options by employees	12	11	10
Conversion of convertible senior debentures	3	8	9
Other		4	1

Balance outstanding at end of year	808	793	647

During the years ended December 31, 2007 and 2006, Teva spent $152 million and $234 million, respectively, to repurchase four million and seven million, respectively, of its shares pursuant to repurchase plans.

Ordinary shares net of Treasury shares at December 31, 2007 and 2006 amounted to 769 million and 758 million shares, respectively.

In January 2006, 123 million shares were issued in connection with the acquisition of Ivax (see note 2a).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b.	Registered offerings:

In December 2005, the Company filed a shelf registration statement with the U.S. Securities and Exchange Commission. Under this registration statement, Teva may, from time to time, sell shares, debt securities and/or any other securities described in the registration statement in one or more offerings. During 2006, Teva issued convertible senior debentures in an aggregate amount of $1,393 million (see note 7) and senior notes in an aggregate amount of $1,500 million (see note 6).

c.	Stock-based compensation plans:

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. The Company’s major plan, the Omnibus Long Term Share Incentive Plan, was approved by the shareholders on July 27, 2005, under which 50 million equivalent stock units, which include both options exercisable into ordinary shares and RSUs, were approved for grants. As of December 31, 2007, 29 million equivalent stock units remain available for future awards.

The vesting period of the options and RSUs is generally 2 to 4 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options or RSUs are identical to those of the other ordinary shares of the Company.

A summary of the status of the option plans as of December 31, 2007, 2006 and 2005, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2007		2006		2005
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	42,664	23.56	30,742	21.27	37,340	17.16
Changes during the year:
Granted*	4,723	42.44	23,557	23.08	3,657	42.30
Exercised	(11,425)	18.36	(10,959)	16.34	(9,997)	13.63
Forfeited	(582)	29.20	(676)	23.28	(258)	20.24

Balance outstanding at end of year	35,380	27.57	42,664	23.56	30,742	21.27

Balance exercisable at end of year	19,912	20.41	26,842	18.02	16,504	14.71

*	In 2006, options granted include 16 million vested stock options issued in connection with the acquisition of Ivax. See note 2a.

The weighted average fair value of options granted during the years, excluding the vested award of stock options to Ivax employees consequent to this acquisition in 2006, estimated by using the Black-Scholes option-pricing model, was $10.9, $9.1 and $14.3 for the years ended December 31, 2007, 2006 and 2005, respectively. The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2007 – 0.9%, 2006 - 0.9% and 2005 - 0.6%; expected volatility of: 2007 – 24%, 2006 - 25% and 2005 - 32%; risk-free interest rates (in dollar terms) of: 2007 – 3.7%, 2006 - 4.4% and 2005 - 4.3%; and expected lives of: 2007 – 5 years, 2006 - 5 years and 2005 - 5 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. As permitted by SAB 107, the Company used the simplified method to compute the expected option term for options granted in 2006 and 2007. The dividend yield assumption reflects the expected dividend yield based on historical dividends. Pre-vesting forfeiture rates of between 1.5% and 1.7% were estimated based on pre-vesting forfeiture experience.

In 2005, the FASB issued Staff Position (“FSP”) FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” Teva has elected to adopt the alternative transition method provided in FSP 123(R)-3 for computing the tax effects of stock-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method of establishing the additional paid-in capital pool related to the tax effects of employee stock-based compensation on adoption of FAS 123R.

The following tables summarize information at December 31, 2007 regarding the number of ordinary shares issuable upon: (1) outstanding options; and (2) vested options.

(1) Number of ordinary shares issuable upon exercise of options outstanding

Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	10	6.71	1.46	395
$ 9.85 – $14.38	7,088	13.67	2.16	232,562
$14.50 – $15.25	1,725	15.09	1.41	54,149
$15.50 – $18.25	1,021	17.73	2.60	29,347
$18.40 – $23.90	4,409	20.36	2.75	115,167
$24.00 – $28.35	2,870	25.33	2.81	60,709
$28.50 – $33.80	10,820	32.30	5.25	153,422
$35.00 – $40.00	62	37.74	4.92	540
$40.05 – $44.50	7,375	43.40	6.05	22,715

	35,380	27.57	4.02	669,006

(2) Number of ordinary shares issuable upon exercise of options vested

Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	10	6.71	1.46	395
$ 9.85 – $14.38	7,088	13.67	2.16	232,562
$14.50 – $15.25	1,725	15.09	1.41	54,149
$15.50 – $18.25	1,021	17.73	2.60	29,347
$18.40 – $23.90	4,409	20.36	2.75	115,167
$24.00 – $28.35	2,587	25.29	2.70	54,820
$28.50 – $33.80	1,946	31.98	3.55	28,226
$35.00 – $40.00	23	36.24	2.58	233
$40.05 – $44.50	1,103	42.63	4.94	4,246

	19,912	20.41	2.61	$519,145

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $46.48 on December 31, 2007, less the weighted average exercise price per range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The total number of in-the-money options exercisable as of December 31, 2007 was 19.9 million.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $254 million, $221 million and $198 million, respectively, based on the Company’s average stock price of $40.59, $36.52 and $33.42 during the years then ended, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Status of non-vested RSUs

The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of award, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

The following table summarizes information about the number of RSUs issued and outstanding:

	Year ended December 31, 2007
	Number (in thousands)	Weighted average grant date fair value $
Balance outstanding at beginning of year	1,188	33.52
Granted	482	42.96
Exercised	(31)	42.74
Forfeited	(31)	31.24

Balance outstanding at end of year	1,608	36.64

d.	Retained earnings and accumulated other comprehensive income:

1)	Retained earnings available for distribution as cash dividends at December 31, 2007 include amounts the distribution of which would attract a tax of $581 million (see note 1j).

2)	Dividends are declared and paid in New Israeli Shekels (“NIS”). Dividends paid per share in the years ended December 31, 2007, 2006 and 2005 were $0.39, $0.31 and $0.27, respectively. Subsequent to December 31, 2007, the Company declared an additional dividend of 0.45 NIS per share ($0.12 per share as of the date of declaration) in respect of the fourth quarter of 2007.

3)	Components of accumulated other comprehensive income.

	December 31,
	2007	2006
	(U.S. $ in millions)
Currency translation adjustment, net of tax	$1,419	$679
Unrealized holding losses on available for sale securities, net of tax	(53)	(2)
Other	(1)	(26)

	$1,365	$651

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—INCOME TAXES:

a.	Income before income taxes is composed of the following:

	Year ended December 31,
	2007	2006	2005
	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$995	$1,166	$748
Non-Israeli subsidiaries *	1,358	(460)	560

	$2,353	$706	$1,308

*	The loss before tax in 2006 is mainly attributable to the acquisition of research and development in process which amounted to $1,295 million.

b.	The provision for income taxes:

	Year ended December 31,
	2007	2006	2005
	(U.S. $ in millions)
In Israel	$51	$(5)	$136
Outside Israel	346	160	100

	$397	$155	$236

Current	$286	$244	$243
Deferred	111	(89)	(7)

	$397	$155	$236

Reconciliation of the statutory tax rate of the Company in Israel to the effective consolidated tax rate:

	Year ended December 31,
	2007	2006 *	2005
Statutory tax rate in Israel	29%	31%	34%
Increase (decrease) in effective tax rate due to:
Different effective tax rates applicable to non-Israeli subsidiaries	(2)%	(13)%	(7)%
The Company and its Israeli subsidiaries – mainly tax benefits arising from reduced tax rates under benefit programs	(10)%	(35)%	(9)%
2006 – mainly acquisition of research and development in process and release of prior years’ provisions		39%

Effective consolidated tax rate	17%	22%	18%

*	The large component percentages in 2006 reflect the lower income before taxation in 2006, which is primarily due to the write-off of research and development in process, consequent to the Ivax acquisition, which amounted to $1,277 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c.	Deferred income taxes:

	December 31,
	2007	2006
	(U.S. $ in millions)
Short-term deferred tax assets—net:
Inventory related	$17	$44
Sales allowance reserves	26	81
Provisions for employee-related obligations	18	30
Unrealized profit from intercompany sales	79	115
Carryforward losses and deductions	23	35
Other	43	40

	206	345
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(20)	(28)

	186	317

Long-term deferred tax assets (liabilities)—net:
Property, plant and equipment and intangible assets	(532)	(522)
Provisions for employee-related obligations	20	14
Carryforward losses and deductions*	130	122
Other	27	(3)

	(355)	(389)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(58)	(80)

	(413)	(469)

	$(227)	$(152)

*	This amount represents the tax effect of carryforward losses and deductions and expires as follows: 2009-2010 - $28 million; 2011-2020 - $57 million. The remaining balance - $45 million - can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2007	2006
	(U.S. $ in millions)
Current assets – prepaid expenses and other current assets	$194	$364
Current liabilities – other current liabilities	(8)	(47)
Other assets, deferred taxes and deferred charges	46	17
Long-term liabilities	(459)	(486)

	$(227)	$(152)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d.	Uncertain tax positions:

As stated in note 1j, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity of our unrecognized tax benefits:

Year ended December 31, 2007
(U.S. dollars in millions)
Balance at January 1, 2007	$286
Decrease related to prior year tax positions	(16)
Increase related to current year tax positions	67
Other	1

Balance at December 31, 2007	$338

Unrecognized tax benefits, mainly on a long-term nature, amounted to $338 million at December 31, 2007, and included accrued potential penalties and interest of $24 million. Unrecognized tax benefits included $291 million of tax benefits, which if recognized, would reduce our annual effective tax rate. We do not expect unrecognized tax benefits to change significantly over the next 12 months.

e.	Tax assessments:

We file income tax returns in various jurisdictions with varying statutes of limitations. The Company and its subsidiaries in Israel have received final tax assessments through tax year 2004. Subsidiaries in North America and Europe have received final tax assessments mainly through tax years 2003 and 2006, respectively.

f.	Basis of taxation:

The Company and its affiliates are subject to tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. The Company believes that its accruals for tax liabilities are adequate for all open years. The Company considers various factors in making these assessments, including past history, recent interpretations of tax law, and the specifics of each matter. Because tax regulations are subject to interpretation and tax litigation is inherently uncertain, these assessments can involve a series of complex judgments regarding future events.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Certain manufacturing subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions.

Through 2007, results for Israeli tax purposes were measured on a real basis as adjusted for the increase in the Israeli Consumer Price Index (“Israeli CPI”). Various industrial projects of the Company and several of its Israeli subsidiaries have been granted “approved enterprise” status, which provides certain benefits, including tax exemptions, reduced tax rates and accelerated depreciation, depending on which route is taken in terms of these incentives. Income not eligible for “approved enterprise” benefits is taxed at a regular rate.

The regular corporate tax rate in Israel in 2007 was 29%. The corporate tax rate is to be gradually reduced as follows: in 2008 - 27%, in 2009 - 26% and in 2010 and onward - 25%. Deferred income tax balances have been adjusted accordingly; the effect of such adjustment was not material.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—ADDITIONAL FINANCIAL STATEMENT INFORMATION:

a.	Inventories:

	December 31,
	2007	2006
	(U.S. $ in millions)
Raw and packaging materials	$663	$477
Products in process	330	279
Finished products	1,417	1,097

	2,410	1,853
Materials in transit and payments on account	30	26

	$2,440	$1,879

b.	Marketable securities:

1)	Available-for-sale securities: Comprised mainly of debt securities.

At December 31, 2007 and 2006 the fair market value, cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair market value	Cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2007	$1,847	$1,902	$4	$59
December 31, 2006	$1,090	$1,084	$16	$10

As of December 31, 2007, the gross unrealized holding losses of $59 million mainly include 45 failed auction rate securities, which were in an unrealized loss position. These are comprised primarily of auction rate securities which are highly rated. Fair value, as explained in note 1e, was determined using a valuation model. Teva has determined that the gross unrealized loss on these investments at December 31, 2007 is temporary in nature. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and its intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Teva places its cash investments in fixed income instruments that meet high credit quality standards, as specified in its investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument.

2)	The marketable securities, which comprise substantially all of available-for-sale debt securities, are classified as long-term or short-term based on the intended time of realizing the security.

Marketable securities are presented in the balance sheets as follows:

	December 31,
	2007	2006
	(U.S. $ in millions)
Cash and cash equivalents	$26	$15
Short-term investments	1,387	712
Long-term investments and receivables	434	363

	$1,847	$1,090

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The maturity of debt securities, which are classified as both short-term investments and long-term investments, is as follows:

December 31, 2007
(U.S. $ in millions)
2008	$689
2009	175
2010	129
2011	38
2012	72
2013 and thereafter	676

$1,779

c.	Short-term debt:

Short-term debt is comprised of loans, mainly from banks, senior convertible notes and debentures with an earliest date of redemption within 12 months, current portion of long-term loans and bank overdrafts. Loans were obtained from banks at a weighted average interest rate of 2.5% and 5.0% at December 31, 2007 and 2006, respectively.

As of December 31, 2007, the Group had approximately $150 million available under unused lines of credit.

d.	Financial instruments and risk management:

1)	Foreign exchange risk management:

The Group enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge the currency exposure on identifiable balance sheet items. In addition, the Group takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following main currencies: European (mainly the Euro (EUR), Hungarian Forint (HUF) and British Pound (GBP)), New Israeli Shekel (NIS) and Canadian Dollar (CAD). The writing of options is part of a comprehensive currency hedging strategy.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3)	Fair value of financial instruments:

The financial instruments of the Group consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables of the Group is usually identical or close to their carrying value (refer to note 1n). The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the convertible senior notes and debentures, included under long-term liabilities, based on quoted market values and prevailing market rates, amounted to $3,234 million at December 31, 2007 (December 31, 2006 - $3,958 million).

The fair values and the carrying amounts of derivatives and senior convertible notes and debentures with an earliest date of redemption within 12 months, are assets of $50 million and liabilities of $1,490 million at December 31, 2007, and assets of $74 million and liabilities of $322 million at December 31, 2006. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

e.	Information on operating segments:

Operating segments:

1)	General:

Financial reports to Teva’s chief executive officer (its “chief operating decision maker”) evolve over time as Teva’s business develops and following major acquisitions. The chief operating decision maker reviews financial information on the following main disaggregated components of Teva’s business, on a quarterly basis:

a) Pharmaceutical business: sales, detailed by regions/main countries and major products; operating income data, detailed by: (i) generic pharmaceutical products, by geographic regions, as described below; (ii) global non-generic products, primarily Copaxone®; (iii) global manufacturing and production of certain locations; and (iv) research and development. Teva’s pharmaceutical business operates in three main regions (clusters): North America, Western Europe and International (which represents areas outside of North America and Western Europe). Each cluster is managed by an executive who reports directly to the chief executive officer.

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

b) Financial data relating to reportable operating segments:

	Pharmaceuticals	API	Total
	(U.S. $ in millions)
Year ended December 31, 2007:
Net sales:
To unaffiliated customers	$8,847	$561	$9,408
Intersegment		899	899

Total net sales	$8,847	$1,460	$10,307

Operating income	$1,999	$610	$2,609

Goodwill (at end of year)	$7,618	$789	$8,407

Expenditures for segment assets	$396	$156	$552

Depreciation and amortization	$391	$93	$484

Year ended December 31, 2006:
Net sales:
To unaffiliated customers	$7,821	$587	$8,408
Intersegment		740	740

Total net sales	$7,821	$1,327	$9,148

Operating income*	$372	$589	$961

Goodwill (at end of year)	$7,346	$692	$8,038

Expenditures for segment assets	$259	$114	$373

Depreciation and amortization	$355	$72	$427

Year ended December 31, 2005:
Net sales:
To unaffiliated customers	$4,726	$524	$5,250
Intersegment		543	543

Total net sales	$4,726	$1,067	$5,793

Operating income	$983	$435	$1,418

Goodwill (at end of year)	$2,024	$438	$2,462

Expenditures for segment assets	$220	$99	$319

Depreciation and amortization	$177	$62	$239

*	Operating income for the year ended December 31, 2006 of the pharmaceutical segment included acquisition of research and development in process, litigation settlement, impairment and restructuring expenses, for a total of $1,391 million.

Sales of one pharmaceutical product were approximately 10%, 10% and 12% of total net sales to unaffiliated customers for the years ended December 31, 2007, 2006 and 2005, respectively. Sales to one major customer in the Pharmaceutical segment, as a percentage of total consolidated sales, for the years ended December 31, 2007, 2006 and 2005 were 10%, 9% and 12%, respectively. The balance due from the Company’s largest customer accounted for 30% of the gross trade accounts receivable balance at December 31, 2007. Sales reserves and allowances on these balances are recorded in current liabilities (refer to note 1l).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c) Following is a reconciliation of the net sales, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2007	2006	2005
	(U.S. $ in millions)
Net sales:
Total sales of reportable segments	$10,307	$9,148	$5,793
Elimination of intersegment sales	(899)	(740)	(543)

Total consolidated net sales	$9,408	$8,408	$5,250

Operating income:
Total operating income of reportable segments	$2,609	$961	$1,418
Amounts not allocated to segments:
Elimination of intersegment items	(56)	(56)	(33)
General and administrative expenses	(143)	(93)	(66)
Other expenses	(15)	(11)	(7)

Consolidated operating income	2,395	801	1,312
Financial expenses—net	(42)	(95)	(4)

Consolidated income before income taxes	$2,353	$706	$1,308

3)	Geographical information:

Net sales by geographical areas:

	Year ended December 31,
	2007	2006	2005
	(U.S. $ in millions)
North America	$5,428	$5,065	$3,146
Europe	2,403	2,036	1,529
International *	1,577	1,307	575

	$9,408	$8,408	$5,250

* of which Israel	$382	$343	$307

The geographical sales information is classified by the geographical location of the customers.

Property, plant and equipment—by geographical location:

	December 31,
	2007	2006
	(U.S. $ in millions)
Israel	$792	$663
United States	409	416
United Kingdom	300	252
Hungary	263	242
Canada	172	105
Italy	137	129
Other	442	386

	$2,515	$2,193

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4)	Sales by therapeutic category, as a percentage of total sales, were as follows:

	Year ended December 31,
	2007	2006	2005
Central nervous system	24%	20%	23%
Anticancer and autoimmune	15%	15%	18%
Cardiovascular	14%	20%	17%
Gastrointestinal and metabolism	10%	6%	7%
Respiratory	10%	6%	5%
Anti-infectives (includes antibiotics)	7%	9%	11%
Musculoskeletal	4%	3%	5%
Other *	16%	21%	14%

	100%	100%	100%

* Includes nine other therapeutic categories.

f.	Financial expenses—net:

	Year ended December 31,
	2007	2006	2005
	(U.S. $ in millions)
Interest expense	$200	$179	$34
Income from investments	(136)	(64)	(45)
Exchange differences loss (gain)	43	61	(10)
Loss (income) from derivative financial instruments	(65)	(81)	25

Total finance expense	$42	$95	$4

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

g.	Earnings per share:

The net income and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year ended December 31,
	2007	2006	2005
	(U.S. $ in millions)
Net income	$1,952	$546	$1,072
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	25	6	9

Net income used for the computation of diluted earnings per share	$1,977	$552	$1,081

Weighted average number of shares used in the computation of basic earnings per share	768	756	618
Add:
Additional shares from the assumed exercise of employee stock options and RSUs	12	14	13
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	50	35	50

Weighted average number of shares used in the computation of diluted earnings per share	830	805	681

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

The following table details the number of ordinary shares and special shares less treasury shares as of each balance sheet date:

	December 31,
	2007	2006	2005
	(Number of shares, in millions)
Ordinary shares—issued and outstanding	808	793	647
Special shares—see note 9a	7	7	11

	815	800	658
Treasury shares	(40)	(35)	(28)

	775	765	630

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 28, 2008 appearing in the 2007 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 28, 2008	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2007

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2007	$66	$19	$(1)	$(1)	$83

Year ended December 31, 2006	$34	$8	$28	$(4)	$66

Year ended December 31, 2005	$36	$(3)	$3	$(2)	$34

Allowance in respect of carryforward tax losses:
Year ended December 31, 2007	$108	$(7)	$(20)	$(3)	$78

Year ended December 31, 2006	$52	$16	$42	$(2)	$108

Year ended December 31, 2005	$102	$(6)	$(26)	$(18)	$52

S-2