Form 20-F
period 2008-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2009-02-27
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva 49131, Israel

Tel: 972-3-926-7267

Fax: 972-3-926-7472

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

888,723,469 Ordinary Shares

700,227,714 American Depositary Shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                                     Accelerated filer  ☐                                     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑	US GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(i)

(ii)

(iii)

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, including Barr Pharmaceuticals, Inc. from and after its acquisition on December 23, 2008. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”).

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which express management’s current beliefs or expectations with regard to future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements relate to, among other things:

•	our business strategy;

•	the development and launch of our products, including product approvals;

•	projected markets and market size;

•	our projected revenues, market share, net income margins and capital expenditures; and

•	our liquidity.

The forward-looking statements contained herein involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.

You should understand that many important factors, in addition to those discussed or incorporated by reference in this report, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include, in addition to others not described in this report, those described under “Item 3—Key Information—Risk Factors.” These are factors that we think could cause our actual results to differ materially from expected results.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”). Please also see the cautionary discussion of risks and uncertainties under “Item 3: Key Information—Risk Factors” starting on page 5 of this report. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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

The following selected financial data for each of the years in the three-year period ended December 31, 2008 and at December 31, 2008 and 2007 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2005 and at December 31, 2006, 2005 and 2004 are derived from audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

Our balance sheet at December 31, 2008 reflects the acquisition of Barr Pharmaceuticals, Inc., but our results of operations will include Barr’s results only from and after January 1, 2009.

The selected financial data should be read in conjunction with the financial statements, related notes and other financial information included in this report.

The currency of the primary economic environment in which our operations in Israel and the United States are conducted is the U.S. dollar. The functional currency of most of our other subsidiaries (principally operating in Western Europe, Central and Eastern Europe, Latin America and Canada) is the respective local currency.

Operating Data

	For the year ended December 31,
	2008	2007	2006	2005	2004
	U.S. dollars in millions (except per share amounts)
Net sales	11,085	9,408	8,408	5,250	4,799
Cost of sales	5,117	4,531	4,149	2,770	2,560

Gross profit	5,968	4,877	4,259	2,480	2,239
Research and development—net	786	581	495	369	338
Selling, general and administrative expenses	2,511	1,901	1,572	799	696
Acquisition of in-process research and development	1,402	—	1,295	—	597
Litigation settlement, impairment and restructuring expenses—net	124	—	96	—	30

Operating income	1,145	2,395	801	1,312	578
Financial income (expenses)—net	(318)	(42)	(95)	(4)	26

Income before income taxes	827	2,353	706	1,308	604
Provision for income taxes	185	397	155	236	267

	642	1,956	551	1,072	337
Share in losses (profits) of associated companies—net	1	3	3	(2)	1
Minority interests in profits of subsidiaries—net	6	1	2	2	4

Net income	635	1,952	546	1,072	332

Earnings per share(1)—Basic ($)	0.81	2.54	0.72	1.73	0.54

—Diluted ($)	0.78	2.38	0.69	1.59	0.50

Weighted average number of shares (in millions)—Basic	780	768	756	618	613

—Diluted	820	830	805	681	688

(1)	Historical figures have been adjusted to reflect the 2-for-1 stock split effected in June 2004.

Balance Sheet Data

	As at December 31,
	2008	2007	2006	2005	2004
	(U.S. dollars in millions)
Working capital	2,945	4,488	3,569	3,245	1,998
Total assets	32,904	23,412	20,471	10,387	9,632
Short-term credit, including current maturities:
Short-term debt	2,906	1,841	742	375	560
Long-term debt, net of current maturities:
Convertible senior debentures	1,883	1,433	2,458	1,314	1,513
Senior notes and loans	3,654	1,914	2,127	459	215
Total long-term debt	5,537	3,347	4,585	1,773	1,728
Minority interests	60	36	35	8	11
Shareholders’ equity	16,300	13,724	11,142	6,042	5,389

Dividends

We have paid dividends on a regular quarterly basis since 1986. Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing its debt obligations. Dividends are declared and paid in NIS. Dividends are converted into U.S. dollars and paid by the depositary of our American Depositary Shares (“ADSs”) for the benefit of owners of ADSs, and are subject to exchange rate fluctuations between the NIS and the U.S. dollar between the declaration date and the date of actual payment.

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 20%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. The rate of tax to be withheld on the dividend declared for the fourth quarter of 2008 is 20%.

The following table sets forth the amounts of the dividends paid in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share). All figures have been adjusted to reflect the 2-for-1 stock split effected in June 2004.

	2008	2007	2006	2005	2004
	In cents per share
1st interim	13.1	9.9	7.6	6.9	4.9
2nd interim	12.9	9.2	7.7	6.6	5.0
3rd interim	11.8	10.0	7.9	6.4	5.1
4th interim	14.7	12.4	9.4	7.2	6.9

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Forward-Looking Statements” on page 1.

Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products.

Our financial results depend, to a significant degree, upon our ability to successfully commercialize additional generic and innovative pharmaceutical products as well as active pharmaceutical ingredients. We must develop, test and manufacture generic products as well as prove that our generic products are the bioequivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time-consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Our ability to introduce and benefit from new products may depend upon our success in challenging patent rights held by branded companies or otherwise developing non-infringing products. The continuous introduction of new pharmaceutical products as well as active pharmaceutical ingredients is critical to our business.

Our revenues and profits from generic pharmaceutical products generally decline as competitors introduce their own generic equivalents.

Net selling prices of generic drugs typically decline, frequently dramatically, especially as additional companies receive approvals and enter the market for a given product and competition intensifies. In particular, we face increasing competition from brand-name companies in addition to local and foreign generic companies. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new companies selling such product and the timing of approvals of those products. Our overall profitability depends on, among other things, our ability to continuously introduce new products in a timely manner.

Our revenues and profits are closely tied to our success in obtaining U.S. market exclusivity for generic versions of significant products.

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. For example, our 2008 operating results included major contributions from products sold with U.S. market exclusivity, such as lamotrigine, pantoprazole, bupropion 150mg, risperidone, budesonide and famciclovir. Our ability to achieve sales growth and profitability is dependent on our success in challenging patents and/or developing non-infringing products and launching products with U.S. market exclusivity. In addition, the flow of potential new generic products with exclusivity and the size of the product opportunities vary significantly from year to year, or even from quarter to quarter. Failure to continue to obtain such market exclusivities could have a material adverse effect on our sales and profitability.

We have sold and may elect to sell in the future generic products prior to the final resolution of outstanding patent litigation, and as a result, we could be subject to liability for damages.

At times, we or our partners seek approval to market generic products before the expiration of patents relating to those products, based upon our belief that such patents are invalid or otherwise unenforceable, or would not be infringed by our products. As a result, we are involved in patent litigation, the outcome of which, in certain cases, could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to sell a generic product even though litigation is still pending—whether before any court decision is rendered or while an appeal of a lower court decision is pending. For example, we launched, and continue to sell, generic versions of Neurontin® (gabapentin), Lotrel® (amlodipine benazepril) and Protonix® (pantoprazole), despite the fact that litigation with the companies that sell the branded products is still pending.

If we sell certain products prior to a final court decision, and such decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and to face substantial liability for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing products. These damages may be significant, and could materially adversely affect our business. In the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner and not based on the profits we earned. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products.

Although we currently have insurance coverage for certain of the specified types of damage described above, certain claims may be subject to our deductible, involve a co-insurance participation, exceed our policy limits or relate to damages that are not covered by our policy. In addition, there is a very limited market for such insurance coverage, and consequently it may be difficult to continue maintaining such coverage.

Current economic conditions may adversely affect our industry, business and results of operations.

The global economy is currently undergoing a period of substantial contraction, and the future economic environment is likely to be less favorable than that of recent years. This has led to reduced consumer and governmental spending, which may include reduced spending on healthcare and drive us and our competitors to decrease prices. While generic drugs present an alternative to higher-priced branded products, our sales could nevertheless be negatively impacted if patients forego obtaining healthcare and purchasing pharmaceutical products.

Our revenues and profits from generic pharmaceutical products may decline as a result of intense competition from brand-name companies that are under increased pressure to counter the introduction of generic products.

Our generic pharmaceutical products face intense competition from brand-name companies that have taken aggressive steps to thwart competition from generic companies. In particular, brand-name companies continue to sell or license their products directly or through licensing arrangements or strategic alliances with other generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for a brand-name company to sell directly or through a third party to the generic market, and brand-name companies do not face any other significant barriers to entry into such market. In addition, such companies seek to delay generic introductions and to decrease the impact of generic competition by using tactics that include:

•	obtaining new patents on drugs whose original patent protection is about to expire;

•	filing patent applications that are more complex and costly to challenge;

•	filing suits for patent infringement that automatically delay approval of generic versions by the U.S. Food and Drug Administration (“FDA”);

•	filing citizens’ petitions with the FDA contesting approval of the generic versions of products due to alleged health and safety issues;

•	developing controlled-release or other “next-generation” products, which often reduce demand for the generic version of the existing product for which we are seeking approval;

•	changing product claims and product labeling;

•	developing and marketing as over-the-counter products those branded products which are about to face generic competition; and

•	making arrangements with managed care companies and insurers to reduce the economic incentives to purchase generic pharmaceuticals.

These strategies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether.

Our sales of innovative products, especially Copaxone®, could be adversely affected by competition.

Our innovative products face or may face intense competition from competitors’ products, which may adversely affect our sales and profitability. Copaxone® is our leading innovative product, from which we derive substantial revenues and profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as the leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing products, such as Avonex®, Betaseron®, Rebif® and Tysabri®. We may also face competition from additional products in development, including orally administered formulations of cladribine and fingolimod, which are currently in Phase III development. In addition, the exclusivity protections afforded us in the United States through orphan drug status for Copaxone® expired on December 20, 2003. If our patents on Copaxone® are successfully challenged, we may also face generic competition for this product. In July 2008, Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an Abbreviated New Drug Application (“ANDA”) with the FDA for a generic version of Copaxone® seeking approval prior to the expiration of our patents, as described below.

The success of our innovative products depends on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our innovative products depends, in part, on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products, especially Copaxone®, our leading innovative product. In July 2008, Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an ANDA with the FDA for a generic version of Copaxone® seeking approval prior to the expiration of our patents. In August 2008, we filed a complaint against Sandoz/Momenta, which triggered a stay of any FDA approval of the ANDA until the earlier of January 2011 or a district court decision (if any) in favor of the ANDA filer.

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

Sales of our products may be adversely affected by the continuing consolidation of our U.S. distribution network, other pricing factors, financial constraints of pharmaceutical distributors and the concentration of our customer base.

A significant proportion of our sales are made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers, which represent an essential part of the distribution chain of pharmaceutical products, are continuing to undergo significant consolidation. This consolidation has provided and may continue to provide our customers with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions enable those groups to extract price discounts on our products.

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

The Medicare Prescription Drug Act provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by commercial marketing of the product. However, the Medicare Act also contains forfeiture provisions which would deprive the first “Paragraph IV” filer of exclusivity if certain conditions are met. Accordingly, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products.

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

We have made, and expect to continue to make, significant investments in our ability to develop and produce biotechnology-based products. Although some of these products may be sold as innovative products, one of our key strategic goals in making these investments is to position Teva at the forefront of the development of bioequivalent or biosimilar generic versions of currently marketed biotechnology products. To date, in many markets, most notably the U.S., there does not yet exist a legislative or regulatory pathway for the registration and approval of such “biogeneric” products. Significant delays in the development of such pathways, or significant impediments that may be built into such pathways, could diminish the value of the investments that we have made, and will continue to make, in our biotechnology capabilities.

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

In the United States, the Deficit Reduction Act of 2005 mandated a new regulation, which became effective in part on October 1, 2007, establishing the method by which pharmaceutical manufacturers, including us, must calculate “average manufacturer price.” The Act strongly encouraged state Medicaid programs to utilize this average manufacturer price in the future as the benchmark for prescription drug reimbursement in place of the previous, widely used benchmark of average wholesale price. The Act also changed the method used to determine the federal upper limit on payment for generic drugs. Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. Federal reimbursements to states for the federal share of those payments are subject to this federal ceiling, which, effective January 1, 2007, was 250% of the average manufacturer price for generic drugs. This price limit may have the effect of reducing the reimbursement rates for certain medications that we currently sell. We are reviewing the potential impact of these provisions on our business and profitability and have not yet been able to draw conclusions, because the implementation of certain provisions of the final regulations promulgated under the Act has been stayed by litigation. We do not know how long the court-ordered stay will remain in effect or what the final outcome will be. In addition, we and other pharmaceutical companies are involved in numerous lawsuits brought by state attorneys general and other plaintiffs relating to drug price reporting and reimbursements under Medicare, Medicaid and other programs. These cases seek money damages, civil penalties, treble damages and other forms of relief, and adverse outcomes in such cases could materially adversely affect our financial condition.

A number of markets in which we operate (including, most recently, the Netherlands and Germany) have implemented “tender systems” for generic pharmaceuticals in an effort to lower prices. Under such tender systems, manufacturers submit bids which establish prices for generic pharmaceutical products. The measure is likely to impact marketing practice and reimbursement of drugs and may increase pressure on competition and reimbursement margins. Certain other countries may consider the implementation of a tender system. Failing to win tenders, or the implementation of similar systems in other markets leading to further price declines, could have a material adverse affect on our business, financial position and results of operations.

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

In the past, we have grown, in part, through a number of significant acquisitions, including our recent acquisition of Barr Pharmaceuticals, Inc., and our acquisitions of Ivax Corporation in January 2006 and Sicor Inc. in January 2004. We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical and active pharmaceutical ingredients businesses and seek to integrate them into our own operations.

Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions that enable us to execute our business strategy.

•	We compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•	We may not be able to obtain the necessary regulatory approvals, including those of competition authorities, in countries where we are seeking to consummate acquisitions.

•	We may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

•	We may fail to integrate acquisitions successfully in accordance with our business strategy or achieve expected synergies, including in connection with our recent acquisition of Barr.

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

We may be susceptible to product liability claims that are not covered by insurance.

Our business inherently exposes us to claims relating to the use of our products. We sell, and will continue to sell, pharmaceutical products for which product liability insurance coverage is not available to us, and, accordingly, we may be subject to claims that are not covered by insurance. Additional products for which we currently have coverage may be excluded in the future. In addition, certain claims may be subject to our deductible, exceed our policy limits or relate to damages that are not covered by our policy. Because of the nature of these claims, we are generally not permitted under U.S. GAAP to establish reserves in our accounts for such contingencies. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

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

In particular, although the majority of our net sales and operating costs were denominated in, or linked to, the U.S. dollar, which is our functional currency, due to the geographic diversity of our operations, in 2008, we recorded sales and expenses in over 30 currencies in addition to the U.S. dollar. Approximately half of our operating costs in 2008 were incurred in currencies other than the U.S. dollar, particularly in euros, NIS, Hungarian forints, Canadian dollars and pounds sterling. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

We use derivative financial instruments to further reduce our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations, which could affect our financial results.

The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

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

Our executive offices and a substantial percentage of our manufacturing capabilities are located in Israel. Our Israeli operations are dependent upon materials imported from outside Israel. We also export significant amounts of products from Israel. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities were to occur in the Middle East or trade between Israel and its present trading partners were curtailed, including as a result of acts of terrorism in the United States or elsewhere.

Patent litigation settlement agreements, which are important to our business, are facing increased government antitrust scrutiny.

We are involved in numerous patent litigations in which we challenge the validity or enforceability of innovator companies’ listed patents and/or their applicability to our products, and therefore settling patent litigations has been and is likely to continue to be an important part of our business. Parties to such settlement agreements in the U.S., including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“DOJ”) for review. The FTC has publicly stated that, in its view, some of these settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies that have entered into such agreements. Accordingly, we may receive formal or informal requests from the FTC for information about a particular settlement agreement, and there is a risk that the FTC may commence an action against us alleging violation of the antitrust laws. In addition, some members of Congress are trying to pass legislation that would limit the types of settlement agreements generic manufacturers can enter into with brand companies.

Termination or expiration of governmental programs or tax benefits could adversely affect our overall effective tax rate.

Our tax expenses and the resulting effective tax rate reflected in our financial statements are likely to increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the various countries in which we operate, changes in the mix of countries where we generate profit or inclusion of the Barr operations following its acquisition by Teva. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain such benefits.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	some government programs may be discontinued,

•	we may be unable to meet the requirements for continuing to qualify for some programs,

•	these programs and tax benefits may be unavailable at their current levels,

•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit, or

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

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

Introduction

Teva Pharmaceutical Industries Limited is a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. We are the leading generic drug company in the world, as well as in the United States, in terms of both total and new prescriptions. We also have a significant and growing branded pharmaceutical business, including Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, respiratory products and, following our acquisition of Barr Pharmaceuticals, Inc., women’s health products. Our active pharmaceutical ingredient (“API”) business provides significant vertical integration to our own pharmaceutical production and sells to third party manufacturers.

Our global operations are conducted in North America, Europe, Latin America, Asia and Israel. Following the acquisition of Barr, we have direct operations in more than 60 countries, as well as 38 finished dosage pharmaceutical manufacturing sites in 17 countries, 20 generic R&D centers operating mostly within certain manufacturing sites and 20 API manufacturing sites around the world. In 2008, we generated approximately 60% of our sales in North America (which for the purpose of this report includes the United States and Canada only), approximately 25% in Europe (which for the purpose of this report includes all European Union (“EU”) member states and other Western European countries) and approximately 15% in other regions (primarily Latin America, including Mexico, Israel and Central and Eastern European countries that are not members of the EU). For a breakdown of our sales by business segment and by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects—Results of Operations—Sales—General.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267. Our website is www.tevapharm.com.

Barr Acquisition. On December 23, 2008, we completed the acquisition of Barr Pharmaceuticals, Inc., a U.S.-based multinational generic pharmaceutical company with operations mainly in the United States and Europe, for approximately $4.6 billion in cash and 69 million ADSs. Barr’s net debt as of the acquisition date was approximately $1.5 billion. For accounting purposes, the transaction was valued at $7.5 billion, based on the average value of the ADSs during the five trading day period commencing two trading days before the date of the merger agreement.

The acquisition of Barr enhances our leadership position in the United States and expands our international presence, particularly in Central and Eastern Europe. The acquisition also provides us with growth opportunities in first-to-file generic positions in our core U.S. business and new capabilities in women’s healthcare, including a strong proprietary product portfolio. In addition, the combined company is expected to have greater resources and expertise in biogenerics.

Strategy

In 2008, we continued to pursue our goal of doubling the size of our 2007 business, by generating revenues of $20 billion and reaching net income margins of more than 20% by 2012. Our growth strategy includes the following elements:

•

Increasing Our Market Share: Growing our market share in key markets, including the world’s largest market for generic pharmaceuticals, the U.S., and securing or enhancing our market positions in Europe, Latin America and other important international markets;

•

Accelerating Investment in Our Product Portfolio: Increasing generic R&D capabilities and production capacity with a focus on capturing more first-to-market opportunities in key markets, including Paragraph IV filings in the U.S.;

•

Redefining Customer Service: Rapidly responding to customers’ most significant needs by, among other things, broadening our product portfolio and executing more new product launches, optimizing a truly global supply chain, helping customers more efficiently manage their inventory and customizing shipping methods based on specific customer needs;

•

Biopharmaceuticals: Continuing to invest, either directly or in partnership with others, in the technologies, infrastructure and capabilities necessary to develop and produce affordable biopharmaceuticals, including biogenerics, leveraging our formulation and manufacturing expertise;

•	Proprietary Pharmaceuticals: Focusing on niche therapeutic areas, including products with differentiated clinical attributes that will provide added economic value for patients and health insurers;

•

Vertical integration: Extending our already significant vertical integration to our own pharmaceutical production to provide us with early access to high quality active pharmaceutical ingredients and improve our profitability, in addition to further enhancing our R&D capabilities; and

•	Pursuing potential acquisitions: Continuing to actively seek and evaluate potential acquisitions, collaborations and other business combinations that may complement or enhance our business.

Our strategy is by its nature dynamic, reflecting our management’s flexibility and ability to react to changing market conditions. Accordingly, we are in the process of adapting our strategy particularly in light of the expanded resources arising from the integration of Barr’s operations into our existing capabilities.

Pharmaceutical Products

Generic Products

Generic pharmaceuticals are the chemical and therapeutic equivalents of brand-name drugs and are typically sold under their chemical names at prices substantially below those of the brand-name pharmaceuticals. Generics are required to meet similar governmental regulations as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country. Generic pharmaceuticals may be manufactured and marketed only if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged and invalidated or otherwise legally circumvented.

Sales of generic pharmaceuticals are benefiting from increasing awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generics for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. We believe that these factors, together with an aging population and a corresponding increase in healthcare costs, as well as the large number of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market.

Through coordinated global research and development activities, we constantly seek to expand our range of generic products. Our generic product development strategy is two-fold: to introduce our generic products upon the patent expiration date of the equivalent brand-name pharmaceutical and to achieve market introduction at the earliest possible date, which may involve attempting to invalidate or otherwise legally circumvent existing patents. We actively review pharmaceutical patents and seek opportunities to challenge those patents that we believe are either invalid or would not be infringed by a generic version. In furtherance of this strategy, we also seek to enter into alliances to acquire rights to products we do not have or to otherwise share development costs or litigation risks, or to resolve patent barriers to entry.

We believe that the global infrastructure we have built up for our generic business provides us with many advantages over our competitors, including the following:

•	global research and development facilities that enable us to have the broadest product line and the most extensive generic pipeline in the U.S., as well as a leading global generic pipeline;

•

finished-dose manufacturing facilities approved by the FDA and other regulatory authorities and located in countries around the world, which offer a broad array of production technologies and the ability to concentrate production to achieve economies of scale, thereby enabling us to achieve attractive profit margins in a highly competitive environment without compromising our commitment to excellence and product quality;

•	an API business that offers a stable, high-quality supply of key active ingredients, as well as vertical integration efficiencies; and

•	high-volume, technologically advanced distribution facilities that allow us to deliver new products to our customers quickly and efficiently, providing a cost-effective, safe and reliable supply.

These capabilities provide us the means to respond, on a global scale, to a wide range of requirements (both therapeutic and commercial) of patients, customers and healthcare providers.

We manufacture and sell generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants.

In 2008, we also continued to focus on sales of generic injectable products to hospitals and institutional channels, mostly in the U.S. and Europe, but also in Latin America and Central and Eastern Europe. Our competencies in the development and manufacturing of sterile products and our efficient global supply chain permit us to offer a wide range of oncology products, with different therapeutic mechanisms, in both parenteral and solid dosage forms.

Below is a summary of our North American, European and International generic operations:

North America

United States. Our principal U.S. subsidiary, Teva Pharmaceuticals USA, Inc., is the leading generic drug company in the U.S. We market over 320 generic products in more than 1,000 dosage strengths and packaging sizes. We also have the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. We believe that the breadth of our product offerings has been and will continue to be of strategic significance as the generics industry grows and as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

In 2008, we maintained our position as the U.S. generic market leader in total prescriptions and new prescriptions, with total prescriptions (not including Barr) increasing from approximately 438 million in 2007 to approximately 475 million in 2008, representing 19% of total U.S. generic prescriptions. We expect that our U.S. market leadership will continue to increase as a result of our ability to introduce new generic equivalents for brand-name products on a timely basis, regulatory compliance and high-volume cost-effective production, increased capacity, emphasis on customer service and the breadth of our product line.

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

Barr Acquisition. Barr manufactures and markets in the U.S. approximately 115 generic drugs in an aggregate of approximately 230 dosage strengths and forms. We expect that our share of total pharmaceutical prescriptions, which was already the highest of any pharmaceutical company in the U.S., branded or generic, will be enhanced by the acquisition of Barr, whose share in 2008 of the U.S. generic pharmaceutical prescriptions was 5%.

Products. In 2008, we launched 28 generic versions of the following branded products in the U.S. (listed in order of launch):

Generic Name	Brand Name	Launch Date	Total Branded Market at Time of Generic Launch $ millions (IMS)*
Granisetron tablets	Kytril®	Jan-08	$84.4
Granisetron HCl injection SD&MD vials w/preservative	Kytril®	Jan-08	$75.0
Granisetron HCl injection SD vials w/out preservative	Kytril®	Jan-08	$484.8
Ipratropium bromide/albuterol sulfate inhalation solution	Duoneb®	Jan-08	$226.8
Oxytocin injection	Pitocin®	Jan-08	$29.9
Alendronate tablets	Fosamax®	Feb-08	$1,873.3
Griseofulvin oral suspension	Grifulvin V®	Feb-08	$31.1
Oxcarbazepine tablets	Trileptal®	Feb-08	$697.8
Irinotecan HCl injection	Camptosar®	Feb-08	$559.9
Ciprofloxacin (in 5% dextrose) bags	Cipro®	Mar-08	$49.7
Epoprostenol sodium injection	Flolan®	Apr-08	$134.0
Ropinirole tablets	Requip®	May-08	$527.3
Fluoxetine HCl capsules	Sarafem®	May-08	$36.4
Cetirizine hydrochloride suspension	Zyrtec®	May-08	$99.6
Bupropion 150mg tablets	Wellbutrin XL®	May-08	$947.9
Zaleplon capsules	Sonata®	Jun-08	$87.7
Ramipril capsules	Altace®	Jun-08	$844.8
Risperidone tablets	Risperdal®	Jun-08	$2,666.2
Lamotrigine tablets	Lamictal®	Jul-08	$2,333.5
Divalproex DR tablets	Depakote®	Jul-08	$822.8
Doxycycline suspension	Vibramycin®	Aug-08	$18.0
Adenosine injection syringe	Adenocard®	Aug-08	$12.3
Nicardipine injection	Cardene®	Sep-08	$187.6
Azithromycin suspension	Zithromax®	Sep-08	$186.9
Fluconazole suspension	Diflucan®	Sep-08	$7.6
Fentanyl transdermal	Duragesic®	Oct-08	$1,164.5
Budesonide inhalation solution	Pulmicort®	Nov-08	$996.2
Rocuronium bromide injection	Zemuron®	Dec-08	$148.1

*	Branded market size is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially below the branded price.

The FDA requires companies to submit ANDAs for approval to manufacture and market generic forms of brand-name drugs.

In 2008, we received, in addition to 24 final generic drug approvals, 11 tentative approvals. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached or a 30-month regulatory stay lapses. The 11 tentative approvals received were for generic equivalents of the following products:

Generic Name	Brand Name	Total Branded Market $ millions (IMS)*
Almotriptan maleate tablets	Axert®	$65.0
Anastrozole tablets	Arimidex®	$729.6
Arsenic trioxide injection	Trisenox®	$18.8
Lansoprazole DR capsules	Prevacid®	$3,231.7
Perindopril tablets	Aceon®	$31.9
Quetiapine fumarate tablets	Seroquel®	$3,699.2
Raloxifine tablets	Evista®	$701.4
Rizatriptan tablets	Maxalt®	$210.8
Sumatriptan succinate syringe	Imitrex®	$212.1
Tamsulosin capsules	Flomax®	$1,485.8
Valsartan tablets	Diovan®	$1,513.7

*	The figures given are for the twelve months ended September 30, 2008.

Our potential for revenue growth from generic products in the U.S. is closely related to our pipeline of pending ANDAs with the FDA, as well as tentative approvals already granted. As of February 5, 2009, we (including Barr) had 201 product registrations awaiting FDA approval (including some products through strategic partnerships), including 46 tentative approvals. The number of ANDAs submitted in 2008 represented both an industry and company record for any twelve-month period. Collectively, the brand-name versions of these 201 products had U.S. sales in 2008 exceeding $110 billion. Of these applications, 128 were “Paragraph IV” applications challenging patents of branded products. We believe we are the first to file with respect to 85 of these products, the branded versions of which had U.S. sales of more than $53 billion in 2008, and anticipate final approvals for most of these applications within the next three years.

In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies may be rewarded with a 180-day period of marketing exclusivity, as provided by law, for successfully challenging or circumventing these patents. As part of our strategy, we actively review pharmaceutical patents and seek opportunities to challenge patents that we believe are either invalid or not infringed by our generic version. In addition to the commercial benefit of obtaining marketing exclusivity, we believe that our patent challenges ultimately improve healthcare by allowing consumers earlier access to more affordable, high-quality medications.

Collaborations. As part of our strategy to bring generic versions to market as early as possible, we seek to enter into alliances with partners to acquire rights to products we do not have, to share development costs or litigation risks, and/or to resolve patent barriers to entry. Described below are certain alliances that provide significant current contributions to our generic pharmaceutical business.

In 1997, we entered into a marketing and product development agreement with Biovail Corporation that has provided us with exclusive U.S. marketing rights for certain of Biovail’s pipeline of controlled-release generic versions of successful brands. Under this agreement, which expires in 2011, we currently market generic versions of Cardizem® CD (diltiazem HCl), Adalat® CC (nifedipine) and Procardia XL® (nifedipine) in the U.S. We have also entered into a long-term supply agreement under which Biovail purchases active pharmaceutical ingredients from us.

In 2001, we entered into a strategic alliance agreement for twelve controlled-release generic pharmaceutical products with Impax Laboratories, Inc. The agreement grants us exclusive U.S. marketing rights and an option to acquire exclusive marketing rights in the rest of North America, Latin America, Europe and Israel. In 2002, we exercised our option with respect to certain products in Canada. Under this agreement, we currently market generic versions of Wellbutrin SR® (bupropion) tablets, Zyban® (bupropion) tablets, Ditropan XL® (oxybutynin), and Wellbutrin XL® (bupropion) tablets. We hold approximately 3.8% of Impax’s common stock, which was issued to us under the agreement and in repayment of loans from us under such agreement.

In 2006, we entered into an agreement with Impax and Anchen Pharmaceuticals, Inc. for the marketing of the generic version of Wellbutrin XL® (bupropion) tablets, 300 mg, the branded product marketed by GlaxoSmithKline. In accordance with the agreement, Anchen took the regulatory steps necessary to permit Impax to obtain final FDA approval of Impax’s ANDA for this product, and for us to sell the product during Anchen’s 180-day exclusivity period. In return, Anchen received certain payments from us, both during and after the exclusivity period. Pursuant to our 2001 agreement with Impax, we have U.S. marketing rights to Impax’s version of this product, and commenced sales in December 2006. In addition, we received a license to sell the generic version of Wellbutrin XL® (bupropion) tablets, 150 mg, in 2008. The license was exclusive for six months from launch and non-exclusive thereafter. We launched this product on May 30, 2008 by agreement with Anchen, which was awarded 180-day marketing exclusivity.

Recent Patent Litigation Settlements. From time to time we enter into agreements settling patent litigation with branded companies. We believe that these agreements benefit both U.S. consumers, by accelerating the introduction and increasing the availability of our lower cost generic products, and us, by removing uncertainty regarding possible litigation risks. We will continue to evaluate any potential future settlements on a case-by-case basis. Below are examples of significant settlements we reached during the last several years:

In 2005, we settled a patent dispute with GlaxoSmithKline relating to lamotrigine, the generic version of GlaxoSmithKline’s Lamictal®. GlaxoSmithKline granted us an exclusive royalty-bearing license to distribute generic lamotrigine chewable tablets (5 mg and 25 mg) in the U.S. no later than June 2005. We were also granted the exclusive right to manufacture and sell a generic version of lamotrigine tablets (25mg, 100 mg, 150 mg, and 200 mg) in the U.S. The product was launched in July 2008.

Also in 2005, in settlement of a patent dispute with Wyeth over the generic version of Effexor XR® (venlafaxine), Wyeth granted us a royalty-bearing license to manufacture and sell generic Effexor XR® in the U.S. no later than July 2010. The license is exclusive for the first six months after our launch.

In September 2007, we settled a patent dispute with GlaxoSmithKline that will enable us to enter the U.S. market in the first quarter of 2012 with generic versions of Avandia® (rosiglitazone maleate), Avandamet® (metformin/rosiglitazone) and Avandaryl® (glimepiride/rosiglitazone) oral tablets.

In October 2007, we settled patent disputes with Astellas Pharma Inc. and King Pharmaceuticals, Inc. regarding our submission of an ANDA for a generic version of Adenoscan® (adenosine injectable), a pharmacologic diagnostic adjunct. Under the settlement agreement, we will be able to launch our generic version pursuant to a license in September 2012, or earlier under certain circumstances.

In November 2008, we and Barr each settled patent disputes with Aventis Pharmaceuticals, Inc., Sanofi-Aventis U.S. LLC and Albany Molecular Research, Inc. involving our U.S. generic versions of Aventis Pharmaceuticals’ Allegra® (fexofenadine) 30mg, 60mg and 180mg tablets. The agreement releases us for all past and future activities in connection with the marketing and sale in the U.S. of our generic fexofenadine tablets. Under the agreement, we paid Aventis approximately $30 million and will pay Aventis a royalty on future U.S. sales.

Also in November 2008, we settled a patent dispute with AstraZeneca involving our U.S. generic version of AstraZeneca’s Pulmicort® (budesonide) respules, which we launched on November 18, 2008. The agreement releases us from liability for all past U.S. sales of generic budesonide respules and provides that any product already shipped may remain in the market to be further distributed and dispensed. The agreement also provides us an exclusive license to resume shipping additional units of budesonide respules on December 15, 2009 (or earlier based on certain contingencies).

Barr Patent Litigation Settlements

In 1996, Barr entered into settlement and license agreements with Shire plc (“Shire”) relating to the resolution of two patent cases involving Shire’s Adderall XR® (mixed amphetamine salts) product. Under these agreements, Barr obtained the right to launch a generic version of Adderall XR® commencing on April 1, 2009. The license is exclusive for the first 180 days following Barr’s launch.

In 2005, Barr and Kos Pharmaceuticals, Inc. (“Kos”), entered into various agreements relating to the resolution of patent litigation involving Kos’ Niaspan® (niacin) products. The settlement and license agreement gave Barr the right to launch a generic version of Niaspan® commencing on September 20, 2013.

In 2008, Barr signed a settlement and license agreement with Boehringer Ingelheim to resolve patent litigation involving Boehringer Ingelheim’s Mirapex® (pramipexole) product. Barr obtained the right to launch its generic version of Mirapex commencing no later than January 1, 2010.

In 2008, in settlement of certain patent litigation between the parties, Barr entered into supply and licensing agreements with Bayer for generic versions of Bayer’s Yasmin® (drospirenone and ethinyl estradiol) and Yaz® (drospirenone and ethinyl estradiol) oral contraceptive products. Barr launched Yasmin® in June 2008 and has the right to launch an authorized generic version of Yaz® on July 1, 2011, or earlier in certain circumstances.

Marketing and Sales. In 2008, our sales in the U.S. by channel were as follows:

2008
Drug store chains	40%
Drug wholesalers*	34%
Managed care organizations	17%
Generic distributors	6%
Governmental facilities and others	3%

*	A major portion of the products sold to wholesalers ends up in drug store chains.

Our sales organization consists of the Teva Generics group and the Teva Health Systems group, aligning the sales force with the customer base. The Teva Generics sales force calls on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations, mail order pharmacies, pharmacy buying groups and nursing homes. The Health Systems group handles unit dose products and finished-dosage injectable pharmaceutical products that are used primarily in institutional settings. It focuses on the injectable pharmaceutical market and key institutional accounts, including hospitals and clinics for critical care, government systems, hospital group purchasing organizations, managed care groups and other large healthcare purchasing organizations.

In the U.S., our wholesale selling efforts are supported by professional journal advertising and exhibitions at key medical and pharmaceutical conventions. From time to time, we also bid for U.S. government-tendered contracts.

Canada. Through Novopharm Limited, our Canadian subsidiary, we manufacture and market generic prescription pharmaceuticals in Canada. We are the second largest generic pharmaceutical company in Canada, with a product portfolio that includes 193 generic products in approximately 735 dosage forms and packaging sizes. In 2008, we launched generic equivalents of the following brand products (in order of launch date): Sandostatin MDV® (octreotide), Sandostatin SDV® , MS Contin® (morphine sulphate), Pantoloc® (pantoprazole), Percocet® , Cipro IV® (ciprofloxacin), Dixarit® (clonidine HCL), Gemzar® (gemcitabine), Seroquel® (quetiapine), Diane-35® (cyproterone/ethinyl estradiol) and Camptosar® (irinotecan).

In Canada, the Therapeutic Products Directorate of Health Canada requires companies to make an abbreviated new drug submission in order to receive approval to manufacture and market generic pharmaceuticals. As of the end of 2008, we had applications for 71 products awaiting approval of the Therapeutic Products Directorate. Collectively, the branded versions of these products had Canadian sales in 2008 of approximately U.S. $3.9 billion.

Our sales force in Canada markets generic products to wholesalers and retail chains, reaching approximately 7,500 pharmacies. Canada continues to see consolidation of independent retail pharmacies and increased expansion of retail chains. The top five retail chain customers in Canada represent approximately 50% of the market (by dollar). The business is conducted primarily through multi-year contracts with major group purchasing organizations or hospital buying groups.

Europe

Effective April 1, 2008, the management and administration of our businesses in Central and Eastern European (CEE) countries that are members of the European Union were integrated into Teva Europe, which now includes all EU member states and other Western European markets. CEE countries that are not EU members will continue to be managed by our International Group.

We are one of the leading generic pharmaceutical companies in Europe, with direct operations in 26 EU member states as well as Norway and Switzerland. Our primary strategic objective in Europe is to maintain or acquire a leadership position in each country in which we operate. We expect to continue a strong program of registering a broad portfolio of generic products, expand our customer base, capitalize on pro-generic governmental reforms and, where appropriate, seek strategic acquisitions and alliances. We have also established pan-European relationships with many of our customers.

In Europe, the generics market varies considerably from country to country in terms of market penetration and other characteristics. In 2008, generic penetration ranged between 50% and 70% of total pharmaceutical sales (measured by units) in the U.K., the Netherlands, Germany, Poland and the Czech Republic. Such relatively high penetration rates are in contrast with other major European markets, such as France, Italy and Spain, where the market share of generics was between 5% and 20%. We believe that these less developed generic markets will, over time, provide a significant opportunity for growth in sales.

In certain European countries, there is a market for both branded generic products and drugs sold under their generic chemical names, while in others, there is a market for branded generics only. Some countries, such as the U.K. and the Netherlands (so-called “pure generic” markets), permit substitution by pharmacists, while other countries permit pharmacists to dispense only the specific pharmaceutical product prescribed by doctors.

Certain European governments, which see generics as an opportunity to lower healthcare costs significantly, pursued various reforms in 2008. In the U.K., the government initiated the next stage of its reform of pharmacy remuneration, which resulted in further price reductions. In the Netherlands, a new “preference system” was introduced, which gives pharmaceutical companies an incentive to reduce prices by becoming exclusive suppliers to state insurers.

The overall value of branded products expected to lose patent protection in the top eight European markets between 2009 and 2014 is estimated to be approximately $36 billion. However, the variations in regulatory regimes by country often result in differences in patent expiration dates and, because of data exclusivity restrictions, differences in the timing of generic launches.

In 2008, among the most significant products we sold in Europe were generic versions of the following branded products: Casodex® (bicalutamide), Coversyl® (perindopril), Diamocron® (gliclazide), Effexor® (venlaflaxide), Famvir® (famciclovir), Gopten® (trandolapril), Lescol® (fluvastatin), Natralix® (indepamide),

Nebilet® (nebivolol), Oncovin® (vincristine), Pharmarubicin® (epirubicin), Sandimmun Optoral® (ciclosporine), Prilosec® (omeprazole), Risperdal® (risperidone), Trevilor® (venlafaxine), Telfast® (fexofenadine), Subutex® (buprenorfine) and Xyzal® (levocetrizine).

In Europe, while marketing authorizations for generic products may be obtained through a decentralized mutual recognition procedure, a centralized procedure involving the European Medicines Agency (“EMEA”) may be used, which results in an approval applicable in all EU member states. In 2008, we received an aggregate of 1,197 European generic approvals relating to 142 compounds in 272 formulations, including three approvals from the EMEA. As of December 31, 2008, we, including Barr, had approximately 4,326 marketing authorization applications pending approval in 30 European countries relating to 256 compounds in 528 formulations, including 14 applications pending with the EMEA.

Barr Acquisition. The acquisition of Barr substantially expanded our operations in Germany and Poland. In Germany, Barr’s generic products are marketed through a subsidiary, AWD pharma GmbH, and its oncology products are marketed through O.R.C.A. pharm GmbH. In Poland, where Barr ranks fourth in terms of generic pharmaceutical sales and has a strong portfolio of over-the-counter drugs, Barr also has manufacturing and R&D facilities. For a description of Barr’s operations in countries that are not members of the EU, see “—International” below.

Below is a summary of our operations in selected European countries:

United Kingdom

We are the leading generic pharmaceutical company in the U.K. in terms of sales to the National Health Service, which is the sole national insurer. We have a portfolio of over 200 generic products, which are sold in approximately 560 dosage forms and packaging sizes. We maintain the largest sales force in the generic industry focusing on independent retail pharmacies.

The U.K. pharmaceutical market is characterized by a high generic penetration of approximately 60% in terms of volume. In 2008, the government initiated the next stage of its reform of pharmacy remuneration, seeking to incentivize pharmacists to offer more services by reducing the reimbursement levels paid to pharmacists (and therefore reducing their ability to achieve substantial profits from the sales of drugs alone) by cutting approximately $600 million per year from the reimbursement value of generic medicines. Generics manufacturers were affected by the resulting reduction in demand from retail pharmacists and pharmaceutical wholesalers.

In 2008, we launched 34 new products in the U.K., including the generic versions of Casodex® (bicalutamide), Telfast® (fexofenadine), Famvir® (famciclovir), Subutex® (buprenorphine), Lescol® (fluvastatin), Diamicron® (gliclazide) MR, Kytril® (granisetron), Xyzal® (levocetirizine) , Natralix® (indapamide) SR, Glucophage® (metformin) SR, Nebilet® (nebivolol), Gopten (trandolapril)®, Oncovin® (vincristine) and Effexor® (venlafaxine) XL.

In order to meet the expected requirements of the U.K. market and to improve customer service, we have invested in a highly automated distribution center, which we expect will become fully operational by the end of the second quarter of 2009. We believe that this distribution center will provide a competitive advantage by enabling us to tailor the distribution of products to both wholesalers and pharmacy chains.

France

We are the fourth largest generic company in France by sales, with a portfolio of approximately 150 generic products sold in approximately 330 dosage forms and packaging sizes.

The French pharmaceutical market is characterized by increasing generic penetration which, following governmental reforms which sought to encourage the dispensing of generic products, reached approximately

20% of the total market in volume terms. In 2008, the French government imposed significant price cuts on existing products and decreased prices of new generics to be 55% less than the brand product compared to 50% in 2007.

In 2008, we launched 28 new products in France, including the generic versions of Lanzor® (lansoprazole), Risperdal® (risperidone), Hyperium® (rilmenidine), Lodoz Wytens® (bisoprolol/hydrochlorothiazide), Telfast® (fexofenadine), Clarythine® (loratadine), Zeclar / Naxy® (clarithromycine), Casodex® (bicalutamide), Diamicron® (gliclazide), Lescol/ Fractal® (fluvastatine) and Fludex® (indapamide).

The Netherlands

We are the leading generic company in the Netherlands and the third largest pharmaceutical company by sales (based on reimbursement price level). Our portfolio includes 260 generic products which are sold in approximately 760 dosage forms and packaging sizes.

The pharmaceutical market in the Netherlands is characterized by high generic penetration of approximately 50% of the total market in volume terms. In 2008, a new tender system was introduced, which gives pharmaceutical companies an incentive to reduce prices by becoming exclusive suppliers to health insurance organizations for a six month to one year period. Pharmacies and wholesalers were most impacted by this new system, as discounts from generic companies now flow directly to the insurer. The effect on us was substantially mitigated due to our broad portfolio offering, which provided us with a competitive advantage.

In 2008, we launched 15 new products in the Netherlands, including the generic versions of Coversyl® (perindopril), Casodex® (bicalutamide), Telfast® (fexofenadine), Effexor® (venlafaxine), Phital® (food supplements), Aerochamber Plus® (inhalation spacer device), Eloxatin® (oxaliplatin) and Qvar® (beclomethasone).

Italy

We are the leading generic company by sales and units in Italy, with a portfolio of 119 generic products in approximately 260 dosage forms and package sizes.

The Italian pharmaceutical market is characterized by a low generic penetration of approximately 10% in terms of volume. In 2009, new pharmaceutical regulations are expected to come into effect, reducing public prices for generics by 7% and regulating discounts to wholesalers and pharmacists.

In 2008, we launched 13 new products in Italy, including generic versions of of Antra® (omeprazole), Triatec® (ramipril), Selectin® (pravastatin), Clacid® (clarithromycin), Norvacs® (amlodipine) and Stilnox® (zolpidem).

Hungary

We are the second largest generic company and the fifth largest pharmaceutical company by sales in Hungary, with a portfolio of 179 products in 679 dosage forms and packaging sizes. In addition to the retail reimbursed business, we are the second largest supplier in the over-the-counter (“OTC”) market and among the three leading suppliers to hospitals. We also have a wholesale division, which is the third largest in Hungary.

The Hungarian pharmaceutical market is characterized by high generic penetration of approximately 50% in terms of volume.

In 2008, we launched nine new products in Hungary, including the generic versions of Actonel® (risedronate) and Cosaar® (losartan).

Germany

In Germany, we have a a product portfolio that includes 107 generic products which are sold in approximately 540 dosage forms and packaging sizes. Following the acquisition of Barr, we became the sixth largest generic company in Germany with a portfolio of 225 generic products sold in approximately 926 dosage forms and packaging sizes.

As a result of legislative changes introduced in 2007, the German generic pharmaceutical market, which is characterized by high branded generic penetration of approximately 70% in terms of volume, is evolving into a tender-driven market in which state health insurers may enter into direct rebate agreements with pharmaceutical manufacturers. Under this system, pharmacists are obliged to dispense products of pharmaceutical manufacturers that hold such rebate contracts with the health insurer of the patient, except in cases where the physician has specifically ruled out such substitution. In December 2008, we were chosen, together with a partner, to supply AOK, the largest German healthcare fund, with 15 tender contracts, which represent approximately 20% of the tender value. We are aware of ongoing legal challenges against the results of the AOK tender which may delay the implementation or otherwise adversely affect the tender.

In 2008, we launched 19 new products in Germany, including the generic versions of Pharmarubicin® (epirubicin), Sandimmun Optoral® (cyclosporine pro), Prilosec® (omeprazole), Risperdal® (risperidone) and Trevilor® (venlafaxine).

Poland

In 2008, we were the ninth largest generic company in Poland with a product portfolio that includes 66 generic products which are sold in approximately 152 dosage forms and packaging sizes. Following the acquisition of Barr, we became the third largest generic company and the sixth largest pharmaceutical company in Poland, with a portfolio that includes 162 generic products in approximately 386 dosage forms and packaging sizes.

The Polish pharmaceutical market is characterized by high generic, predominately branded, penetration of approximately 70% in terms of volume.

In 2008, we launched 10 new products, including the generic version of Sortis® (atractin).

Czech Republic

We are the second largest generic pharmaceutical company in the Czech Republic, with a portfolio of 104 products in approximately 228 dosage forms and packaging sizes.

The Czech pharmaceutical market is characterized by high generic penetration of approximately 55% in terms of volume, despite the branded generic character of the market. As a result of healthcare reforms initiated in 2008 by the government, the generic segment of the market declined in both value and volume. Three elements of the reform negatively affected generic companies—charges per prescription; physician’s visit and hospitalization; and a two-level external reference price system which resulted in price decreases.

In 2008, we launched eight new products, including the generic versions of Losec® (omeprazole), Eloxatin® (oxaliplatin), Kytril® (granisetron), Monopril® (fosinopril) and Reminyl® (galantamine).

Spain

Following our acquisition of Bentley Pharmaceuticals, Inc. in July 2008, we became the fourth largest generic company by sales in Spain with a portfolio of 78 products, sold in approximately 540 dosage forms and packaging sizes.

The Spanish pharmaceutical market is characterized by low generic penetration of approximately 18% in terms of volume. The top five wholesalers represent more than 60% of the market.

In 2008, we launched 32 new products in Spain, including the generic versions of Fosamax® (alendronate), Benestan® (alfusozin), Famvir® (famciclovir), Diflucan® (fluconazole), Neurontin®, (gabapentine) Diamicron® (gliclazide), Kytril® (granisetron), Cozaar® (losartan), Risperdal® (risperidone), Seroxat® (paroxetine), Imigran® (sumatriptan), Vandral® (venlafaxine), Artal® (pentoxifylline), Beneflur® (fludarabine) and Eloxantin® (oxaliplatin).

Other European Markets. We are also currently establishing or growing our operations in other European countries, such as Sweden, Denmark, Belgium, Switzerland, Ireland, Portugal, Austria, Greece, Finland and Norway.

International

Our International Group is responsible for markets other than the U.S., Canada, and those included under Teva Europe. While each of these markets differs from the others, in general the main markets are characterized by rapid growth and relatively high sales of OTC and branded generic products.

Barr Acquisition. The acquisition of Barr brought significant operations in Croatia and Russia through Pliva d.d., which was acquired by Barr in late 2006. Pliva’s share of the Croatian generic market is approximately 14%. The business in Croatia, which is the site of Barr’s European headquarters, includes manufacturing, R&D and API facilities.

Below is a summary of our operations in Latin America, Russia, Israel and Japan:

Latin America

We market a broad portfolio containing innovative, branded generic, generic and OTC pharmaceutical products in Latin America. We distribute our products in most of the Latin American countries. In most cases, these products are manufactured in our facilities in Mexico, Chile, Argentina, Peru and Venezuela.

Mexico, Chile, Brazil, Argentina and Venezuela are the largest pharmaceutical markets in the region, with substantial local manufacturing and, due to the historical absence of effective patent protections for innovative drugs, a history of reliance on generic and branded generic products.

Total pharmaceutical retail sales in the region exceeded $32.8 billion in 2008 and, according to IMS forecasts, the Latin American pharmaceutical market is expected to grow at an average annual rate of approximately 11% through 2012.

We intend to expand our operations in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular) and growing populations, leveraging our manufacturing expertise, building on our existing brands and expanding the indications served.

Below is a discussion of operations in our main markets in the region, listed in order of contribution to sales. The three leading markets account for approximately 60% of our total sales in the region.

In Venezuela, we are the leading company in terms of prescriptions, with a market share for 2008 of approximately 7%. Our primary business consists of branded generics, which are sold to distributors and wholesalers, with a small portion of sales being made directly to pharmacies, institutions and governmental customers.

In Chile, we are the largest pharmaceutical company in terms of sales and prescriptions for both branded generics and generics. We market our products to retail and institutional (hospitals and clinics) customers and export to 13 other countries within the region. Branded generics account for approximately three-quarters of our sales in dollar terms, with the remainder consisting of generics and over-the-counter products.

In Argentina, we manufacture and sell approximately 160 branded generic and OTC products. As is largely the case in the rest of the region, the Argentine pharmaceutical market is highly fragmented with no single company claiming market leadership. We are the third largest pharmaceutical company in terms of sales, with a market share of approximately 5% for 2008. Sales are made primarily to distributors and wholesalers, with the remainder directly to healthcare institutions.

In Mexico, our operations include four pharmaceutical manufacturing sites, supplying primarily to the domestic market, as well as to other markets in Latin America. Sales are made primarily to the public sector (through government tenders and institutional sales), with private sales, including sales of our innovative products (Copaxone®, as well as Azilect®) and OTC products.

In Peru, we are the fifth largest pharmaceutical company in terms of sales. The vast majority of our sales are to pharmacy chains, distributors and wholesalers. Approximately 20% of sales are to governmental customers. We also operate the third largest pharmacy chain, which purchases 16% of our pharmaceutical output in Peru.

Other Countries in Teva’s International Group

Israel. We are the leading provider of professional healthcare solutions (products and services) in the Israeli market. Sales in Israel accounted for 4% of our total sales in 2008. In this market, in addition to innovative pharmaceutical, generics and OTC products, we sell and distribute a wide range of healthcare products and services, including consumer healthcare products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services. Our sales in Israel are made through our distribution company, Salomon, Levin and Elstein Ltd., which sells directly to institutional customers, as well as to private pharmacies and chains. Our Israeli product portfolio also includes products sold under licensing arrangements. As in several European markets, prices for our products in Israel are significantly affected by pricing regulations and governmental policies.

Russia. Sales in Russia consisted primarily of Copaxone®, respiratory products, hospitals and retail generics and OTC products, complemented by biogeneric products. The regulatory environment in Russia is characterized by continuing government-imposed cost containment measures for products included in the reimbursement list.

Japan. Japan is the second largest pharmaceutical market worldwide, estimated at approximately $70 billion in 2008. Generic penetration is estimated at 19% of volume and 4% of value. In 2007, the Japanese government set an objective to double generic usage and reach 30% market share in terms of volume by 2012. On September 24, 2008, we signed a definitive agreement with Kowa Company Ltd. to establish a leading generic pharmaceutical company in Japan. The company, Teva-Kowa Pharma Co., Ltd., is a 50-50 joint venture that will seek to leverage the marketing, research and development, manufacturing and distribution capabilities of each partner to become a broad-based supplier of high quality generic pharmaceutical products for the Japanese market. Teva-Kowa Pharma will become operational in 2009.

We are also currently establishing or growing our operations in other countries, including Brazil, China, Colombia and Turkey.

Global Branded Products Group

Our branded business includes (1) two innovative products that we developed: Copaxone®, for the treatment of multiple sclerosis, and Azilect®, for the treatment of Parkinson’s disease, (2) respiratory products, (3) biopharmaceuticals and biogenerics and (4) women’s health products—the proprietary business acquired in December 2008 as part of the Barr acquisition.

Innovative Products

Copaxone®

Copaxone®, our largest product and first major innovative drug, is the leading multiple sclerosis (“MS”) therapy. Copaxone®, indicated for reduction of the frequency of relapses in patients with relapsing-remitting multiple sclerosis (“RRMS”), is a class of modifying therapy with a dual mode of action that offers MS patients a different treatment concept.

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

Copaxone® is the first, and currently the only, non-interferon immunomodulator available for the treatment of RRMS.

In three pivotal clinical trials it has been demonstrated that daily subcutaneous injection of Copaxone® significantly reduces the relapse rate, Magnetic Resonance Imaging (MRI)-activity and burden of disease. Results recently presented from the U.S. pivotal trial extended as an open-label trial to 15 years (making it the longest continuous study ever of patients with RRMS) demonstrate that in patients who continue to inject Copaxone® for an average of 15 years, the number of attacks was reduced to an average of one attack every five years, and more than 80 percent of patients continue to walk unaided. In addition, no additional safety concerns other than those reported in the pivotal studies were detected in these long-term treated patients.

The current understanding of Copaxone®’s mode of action suggests that it has a dual mechanism of action both outside and within the central nervous system (where MS is active) to regulate inflammation at the site of brain lesions. In addition, it has been demonstrated in animal models as well as in MS patients using unconventional MRI techniques that Copaxone® controls neurodegeneration and enhances repair. Copaxone® reduces the number of brain lesions that evolve into permanent black holes, slows brain shrinkage and increases the production of factors that enhance neuronal repair. It has also been demonstrated that Copaxone® increases the concentration of the metabolite NAA (N-acetyl aspartate), a marker that correlates with integrity of the axons, and that this effect is sustained over six years.

In 2007, results from three studies directly comparing the clinical and MRI outcomes of high dose interferon beta and Copaxone® sponsored by manufacturers of interferon beta products were presented in Lancet (October 2008). The BECOME, BEYOND and REGARD studies, which collectively involved over 3,000 RRMS patients, were designed to demonstrate the superiority of interferon beta over Copaxone®, but failed to do so in any of the various primary endpoints. Moreover, the REGARD study comparing Copaxone® and Rebif® 44mcg showed that Copaxone® was superior to Rebif® 44mcg in slowing the rate of brain shrinkage (atrophy).

In 2008, results from the PreCISe study (a Teva-sponsored trial in patients presenting with a first clinical event suggestive of MS) were announced. Findings demonstrated that early treatment with Copaxone® significantly reduced the risk of developing clinically definite multiple sclerosis (CDMS) by 45 percent compared to placebo and prolonged the time to disease conversion by over a year. Based on these results, the Medicines and Healthcare Products Regulatory Agency (MHRA, involving over 20 EU countries) approved an expanded label for Copaxone® to include the treatment of patients with clinical isolated syndrome (CIS) suggestive of MS. A similar application for an expanded Copaxone® label is currently under review by the FDA. We also have applied for a similar expansion of Copaxone®’s indication in other countries to include treatment of patients with a first clinical event suggestive of MS.

Finally, data from several studies published recently suggest that Copaxone® is beneficial not only for mild to moderate MS patients but also for aggressive recurrently relapsing patients. Patients who received Copaxone® alone following short-term induction treatment with an immunosuppressant (mitoxantrone), or following six months of combination therapy with monthly intravenous steroids, had a pronounced and sustainable reduction in relapses and MRI-measured enhancing lesions of the brain.

A large Phase III study called FORTE was concluded in July 2008. The study, which randomized 1,155 RRMS patients, compared the efficacy over 12 months of a new higher dose of glatiramer acetate (40mg/day) vs. the current dose of Copaxone® (20mg/day). Results showed the glatiramer acetate 40mg dose did not demonstrate increased efficacy in reducing the relapse rate; however, the higher dose maintained the safety and tolerability profile of Copaxone® 20mg.

To date, Copaxone® has been approved for marketing in 52 countries worldwide, including the United States, Canada, Israel, 27 European Union countries, Switzerland, Australia, Russia, Turkey, Mexico, Brazil and Argentina. Copaxone® was first launched in Israel in December 1996, followed by the United States in March 1997 and European Union approval in 2001.

In April 2008, we assumed the U.S. and Canadian distribution of Copaxone® from our partner, Sanofi-Aventis. Under the terms of our distribution agreements with Sanofi-Aventis, Sanofi-Aventis is entitled to receive payment from us of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® in the U.S. and Canada for an additional two-year period. Although we record higher revenues as a result of this change, we are also responsible for certain marketing and administrative expenses, which are no longer shared with Sanofi-Aventis. The resulting increase in expenses offsets the increase in reported revenues, and therefore there was minimal negative change to net income in 2008. In April 2010, we will stop making this payment to Sanofi-Aventis and thereafter will record all in-market sales and profits of Copaxone® for the U.S. and Canada.

We have an additional collaborative agreement with Sanofi-Aventis for the marketing of Copaxone® in Europe and other markets. Under the terms of this agreement, Copaxone® is co-promoted with Sanofi-Aventis in Germany, the U.K., France, Spain, the Netherlands and Belgium and is marketed solely by Sanofi-Aventis in the rest of the European markets, Australia and New Zealand. In the next few years, but mainly as of February 2012, we expect to gradually take over marketing responsibilities for Copaxone® in territories covered under this additional agreement, at which time Sanofi-Aventis will be entitled to pre-agreed residual payments for a period of two years, following a pattern similar to that under the North America agreement described above, but with substantially lower payments.

Azilect®

Azilect® (rasagiline tablets), indicated for the treatment of Parkinson’s disease both as initial monotherapy in the early stage of the disease and as an adjunct to levodopa in moderate to advanced stages of the disease, is our second innovative drug to be marketed.

Azilect® is a potent, second-generation, irreversible monoamine oxidase type B (MAO-B) inhibitor with neuroprotective activities demonstrated in various in vitro and in vivo studies. Its beneficial clinical effect, seen in the entire spectrum of the disease, combined with its once-daily dosing, lack of need for titration and high tolerability, allows Azilect® to address significant unmet needs in the treatment of Parkinson’s disease. Although many therapies are available, there is still a high level of dissatisfaction with many of these treatments, both in terms of their efficacy and tolerability. An estimated four million patients are affected by this chronic disease worldwide, which typically occurs at a late age, affecting approximately 1% of the population over the age of 60.

We launched Azilect® in its first market, Israel, in March 2005, followed by a rolling launch in various European countries, including the U.K. and Germany in 2005. Azilect® became available in the U.S. in 2006. To date, Azilect® has been made available in 35 countries, including Canada, Spain, Italy, Sweden, Belgium, Greece, Turkey, the Netherlands and Mexico. Total in market sales of Azilect® worldwide during 2008 amounted to $175 million.

The development of Azilect® is part of a long-term strategic alliance with Lundbeck, which includes the global co-development and marketing of Azilect®, mainly in Europe, for the treatment of Parkinson’s disease. Under our agreement, we jointly market the product with Lundbeck in certain key European countries. Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

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

In June 2008, we announced positive results from the Azilect® ADAGIO Phase IIIb study, one of the largest studies ever conducted for Parkinson’s disease and the first delayed start, randomized, double-blind placebo-controlled study to prospectively assess the effect of a pharmacological intervention on slowing the clinical progression of the disease in very early untreated Parkinson’s patients. Azilect® 1mg met all three end points of the primary analysis, as well as the secondary endpoint—all with statistical significance. The study also confirmed the safety and tolerability of Azilect®. The results demonstrate that early treatment with Azilect® 1mg/day slows the progression of Parkinson’s disease and indicate that early treatment with Azilect® could modify the course of the disease.

We intend to submit the ADAGIO Phase IIIb study results to the regulatory authorities in the U.S. and Europe during 2009.

In November 2008, we announced the results of a study in which Azilect® demonstrated selective MAO-B inhibition at the approved dose of 1mg. Non-selective MAO inhibitors may have some contra-indications with certain foods and drugs such as tyramine. These limitations are not associated with selective MAO inhibitors and therefore such treatments can be more broadly prescribed. Based on these positive results, we applied to the FDA to modify the Azilect® label to reflect this data.

Intellectual Property and Other Protections

We rely on a combination of intellectual property protections and exclusivity periods provided under applicable regulations to protect our innovative products. We seek to obtain, where possible, product, process and use patents. We also rely on trade secrets, unpatented proprietary know-how and confidentiality agreements, as well as FDA data exclusivity rules, trademarks and copyright protection. Similar laws and regulations in the European Union provide for six to ten years of data exclusivity. Newer EU legislation provides for a uniform period of European Union data exclusivity for newly registered products for a period of ten years which, under certain circumstances, can be extended to 11 years.

We have Orange Book patents relating to Copaxone® with terms expiring in 2014 in the U.S. and in 2015 in most of the rest of the world. Copaxone® is also protected by data exclusivity protections in certain European countries until 2010. On July 11, 2008, we learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of our patents listed in the FDA’s Orange Book for the product. On August 28, 2008, we filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents, as well as trade secret misappropriation claims. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it, and methods of using it. The lawsuit has triggered a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’s favor. Sandoz filed its answers to our complaint on November 3, 2008. The answers include declaratory judgment counterclaims of non-infringement, invalidity, and unenforceability of all seven Orange Book listed patents, as well as two process patents. Our response maintaining the validity and enforceability of all of the patents-in-suit was filed on December 8, 2008. On December 11, 2008 Sandoz International GmbH and Novartis AG brought a motion to dismiss Teva’s patent claims on personal jurisdiction grounds. Those defendants are also seeking to dismiss Teva’s trade secret misappropriation claims alleging that the Court has no jurisdiction over the trade secret claims. In addition, we have filed a citizen’s petition with the

FDA noting that even minor modifications in the composition of glatiramer acetate can lead to potentially significant differences in safety and efficacy. Since it is impossible to fully characterize the active components in Copaxone®, we believe that no generic version should be deemed its therapeutic equivalent without a demonstration of sameness. Additionally, our position is that any purported generic version of Copaxone® should undergo full clinical testing in humans.

Azilect® is protected in the U.S. by several patents that will expire between 2012 and 2016. A request for a patent term extension has been made in connection with one of these patents. In addition, Azilect® is entitled to new chemical entity exclusivity for a period of five years from its 2006 approval date. We hold several European patents covering Azilect® that will expire between 2011 and 2014. Supplementary Protection Certificates have been granted in a number of European countries with respect to the patent expiring in 2014, thereby extending its term to 2019. Azilect® is also protected by data exclusivity protection in EU countries until 2015.

Respiratory Products

We are committed to delivering a range of respiratory products for asthma, chronic obstructive pulmonary disease (COPD) and allergic rhinitis. Our global respiratory product strategy is to extract value from both the branded and generic environments; accordingly, our portfolio includes both branded products that utilize specific proprietary devices and pure generic products.

We recorded worldwide sales of respiratory products of approximately $778 million in 2008, a significant increase over the prior year. Over 60% of our 2008 global sales were in the U.S., with another 30% in Europe. Not included in these figures is budesonide, a respiratory product whose sales are reported as part of our generic drug sales.

Our principal branded respiratory products in the U.S. include ProAir™ (albuterol HFA), a short-acting beta-agonist for treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm, and Qvar® (beclomethasone diproprionate HFA), an inhaled corticosteroid for long-term control of chronic bronchial asthma, which is manufactured by 3M. These products are marketed directly to physicians, pharmacies, hospitals, managed healthcare organizations and government agencies.

In January 2008, we entered into a co-promotion agreement for the promotion of ProAir™ with UCB, a biopharmaceutical company with a U.S. sales force of 391 representatives. Together with our own U.S. respiratory product sales force, 621 salespeople are dedicated to promoting ProAir™ in the U.S.

In Europe, our principal markets for respiratory products are the U.K., France, the Netherlands and Germany. The main products in these countries include salbutamol, beclomethasone in metered dose inhalers, Qvar® and Airomir® in metered dose inhalers and in Autohaler™, as well as through Qvar®, beclomethasone and salbutamol in Easi-Breathe®, the Cyclohaler® franchise and several products in Steri-Nebs™. We believe that there are opportunities to increase sales of Easi-Breathe®, Cyclohaler® and Steri-Nebs™ products in this region. In 2008, Qvar® was launched in Israel, and launches in additional countries are planned for 2009. In 2008, we entered into a commercial agreement with Chiesi Farmaceutica, establishing our first direct respiratory product operation in Italy.

In the short term, we believe our current portfolio of respiratory products is well positioned to capture opportunities globally. In recent years, we have continued to build upon our experience in the development, manufacture and marketing of inhaled respiratory drugs delivered by metered-dose and dry powder inhalers, primarily for bronchial asthma and COPD. At the core of our efforts to grow our respiratory franchise globally is a continued investment in high quality manufacturing capacity for press and breathe metered-dose inhalers, nasal sprays and Steri-Nebs™ ampoules for nebulization treatment, allowing us to play an important role in all major markets and to address all of the major areas of therapeutic need.

Over the longer term, we expect to utilize our research and development capabilities, both internal and through alliances, to develop additional products based on our proprietary delivery systems, including Easi-

Breathe®, an advanced breath-activated inhaler (BAI), Spiromax™/Airmax™, a multi-dose dry powder inhaler, Steri-Nebs™, the blow-fill-seal based nebulizers, and Cyclohaler®, a single dose dry powder device. This strategy is intended to result in “device consistency”, allowing physicians to choose which device matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule for the therapeutic need. We are seeking FDA approval for ProAirTM HFA breath-actuated inhalation aerosol based on Easi-Breathe® technology. Our application has been filed, and the FDA’s action date is in April 2009.

All of our asthma products (except for beclomethasone in the U.K. and some in-licensed products sold in our International markets) are free of chlorofluorocarbon (CFC) propellants, which are being phased out worldwide under the Montreal Protocol, a 1987 international treaty to eliminate the production and use of ozone-depleting chemicals. As of December 31, 2008, CFC propellants ceased being sold in the U.S. Our inhaler products containing the ozone-friendly propellant hydrofluoroalkane (HFA) have captured approximately 55% of the HFA propellant-based product market in the U.S. We have additional non-CFC products in development.

Biopharmaceuticals and Biogenerics

We have identified biopharmaceuticals—in particular, biogenerics—as an important long-term growth opportunity. Unlike chemical (non-biological) compounds, which are produced synthetically, biopharmaceutical production involves the use of live organisms. These drugs, which are used to treat diseases like cancer, arthritis, and rare genetic disorders, represent one of the fastest-growing segments of the global pharmaceutical market and are a major contributor to increasing prescription drug costs. We expect that biopharmaceuticals will make up nearly 30% of the pharmaceutical market by 2015, compared to 15% in 2006, as a result of an anticipated compound annual growth rate of 12% over this period. In light of the high cost of innovative biological therapies, an opportunity exists for safe and reasonably priced biogeneric alternatives.

Our primary biopharmaceutical products are interferon alpha 2b and GCSF (granulocyte colony-stimulating factor), which are being sold in certain markets in Europe, and hGH (human growth hormone), which we sell in the U.S. pursuant to an agreement with Savient. In September 2008, a European market authorization was granted for TevaGrastim®, the first GCSF biosimilar to be approved by the EU. TevaGrastim® was launched in several EU markets and will be launched in additional EU markets over time.

Our current biopharmaceutical pipeline consists of microbial and mammalian cell culture products, with the most mature compounds in Phase II studies and launch targeted for 2013. The acquisition of CoGenesys, Inc. (now known as Teva Biopharmaceuticals USA) in February 2008 further expanded our biopharmaceutical pipeline and provided access to albumin fusion technology enabling the development of long-acting biological drugs and additional protein-based medicines across broad therapeutic categories.

Our biopharmaceutical R&D facilities, which are located in the U.S., Israel and Lithuania, specialize in different expression systems and technologies. Our bulk protein manufacturing facilities are located in Lithuania and China. Finished dosage biopharmaceutical manufacturing is carried out in our existing sterile manufacturing facilities in Mexico, Israel, Hungary and China.

On January 20, 2009, we signed a definitive agreement with Lonza Group Ltd. to establish a joint venture to develop, manufacture and market a number of affordable, effective and safe biosimilar versions of a selected portfolio of biologic pharmaceuticals. The joint venture is expected to advance our efforts to secure a leading position in the emerging biosimilars market. The agreement is subject to applicable regulatory approvals.

Women’s Health

Barr manufactures and markets proprietary pharmaceutical products under the Duramed label in the U.S. and Canada. Barr’s proprietary product development activities are focused primarily on its portfolio of women’s healthcare products, which includes oral contraceptives, intrauterine contraception, hormone therapy treatments for menopause/perimenopause and treatment for endometriosis and labor and delivery. Barr maintains a proprietary product sales force of approximately 340 representatives. Actively promoted products include:

•	Seasonique® (levonorgestrel/ethinyl estradiol and ethinyl estradiol) extended-cycle oral contraceptive

•	Plan B™ OTC/Rx (levonorgestrel) emergency oral contraceptive

•	Paragard® T 380A (intrauterine copper contraceptive) IUD

•	Enjuvia™ (synthetic conjugated estrogens, B) hormone therapy

•	Mircette® (desogestrel and ethinyl estradiol) oral contraceptive

•	Niaspan® (niacin ER tablets) for high cholesterol (marketed under agreement with Kos Pharmaceuticals, Inc., a wholly owned subsidiary of Abbott)

•	Advicor® (niacin ER/lovastatin tablets) for high cholesterol (also marketed under agreement with Kos)

Set forth below are descriptions of certain of the proprietary products listed above:

Seasonique® is our next generation extended-cycle oral contraceptive product. Seasonique® provides continuous hormonal support in the form of a low dose of estrogen in place of the seven placebo pills. Under the Seasonique® extended-cycle regimen, women take active tablets of 0.15 mg levonorgestrel/0.03 mg of ethinyl estradiol for 84 consecutive days, followed by seven days of low-dose estrogen (0.01 mg of ethinyl estradiol).

Plan B™ is an emergency oral contraceptive that is intended to prevent pregnancy when taken as soon as possible within 72 hours following unprotected intercourse or contraceptive failure. Plan B™ is available as an OTC product for women 18 years of age and older and by prescription for women 17 and younger.

Paragard® IUD provides women with a long-term, reversible, non-hormonal contraceptive option. It is the only IUD approved for up to 10 years of continuous use and is more than 99% effective at preventing pregnancy.

Enjuvia™ is approved for the treatment of moderate-to-severe vasomotor symptoms associated with menopause. Enjuvia™ uses a unique delivery system to provide slow release of estrogens over several hours. In April 2007, Enjuvia™ became the first and only oral estrogen to be approved by the FDA to treat moderate-to-severe vaginal dryness and pain with intercourse, symptoms of vulvar and vaginal atrophy associated with menopause.

Active Pharmaceutical Ingredients

Our active pharmaceutical ingredients division (“TAPI”) is a leading international supplier of API to generic and innovative drug companies. We have 20 production facilities located in Israel, Hungary, Italy, the U.S., the Czech Republic, India, Mexico, Puerto Rico, Spain, China and Croatia. We offer approximately 290 APIs covering a wide range of products, including respiratory, cardiovascular, anti-cholesterol, central nervous system, dermatological, hormones, anti-inflammatory, oncology, immunosuppressants and muscle relaxants. TAPI sells its products both to our finished dose pharmaceutical businesses, providing us with significant vertical integration benefits, and to third parties worldwide. TAPI offers a high quality, long term, reliable and cost effective source of API.

We have expertise in a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, high potency, plant extracts, synthetic peptides, vitamin D derivatives and prostaglandins. Our advanced technology and expertise in the field of solid state enable us to meet customer specifications for particle size distribution, bulk density, specific surface area and other characteristics.

Our intellectual property portfolio includes over 4,570 granted patents and pending applications worldwide and serves to differentiate us from competitors. TAPI’s stringent standards for freedom to operate opinions, together with our extensive global litigation experience, provide API customers with high confidence levels and decreased time to market.

Our API facilities meet all applicable current Good Manufacturing Practices (cGMP) and quality standards promulgated by US Pharmacopea (USP), European Pharmacopoeia (EP), Japanese Pharmacopea, and other applicable quality standards. Most of the products are produced in dedicated computer-controlled facilities to optimize quality. Our API plants are regularly inspected by the FDA, the EMEA or other authorities as applicable. During 2008, all inspections of our API facilities worldwide found our manufacturing practices at all sites acceptable.

TAPI is expanding its customer base to include branded pharmaceutical companies as well. In addition, TAPI is seeking to meet increasing demand in Asia and South America.

Animal Health

Teva Animal Health, Inc. is the leading manufacturer of generic animal pharmaceuticals and marketer of proprietary dermatological and nutraceutical veterinary products in the U.S. animal health market. Teva Animal Health manufactures a broad portfolio of generic pharmaceuticals, including licensed and non-licensed as well as sterile and non-sterile dosage forms. Teva Animal Health serves all major companion and economic animal segments with both prescription and over-the-counter products. Teva Animal Health provides a high-quality line of dermatological and nutraceutical products under its DVM brand. DVM, which is supported by a dedicated sales force, is the largest and best-recognized brand in dermatologicals and nutraceuticals for companion animals.

Teva Animal Health’s headquarters, primary manufacturing, distribution, research and development, sales and marketing facilities, are located in St. Joseph, Missouri. Other manufacturing facilities are also located in Fort Dodge, Iowa. Through its technical services unit, Teva Animal Health also provides services to the veterinary community.

On January 29, 2009, we sold our Israeli animal health business unit to Phibro Animal Health Corporation for total consideration of approximately $47 million.

Innovative Projects

Our proprietary research and development pipeline focuses primarily on three niche specialty areas: neurological disorders, autoimmune diseases and oncology. In building our pipeline, we focus on products with meaningful differentiation from existing products in terms of clinical attributes, expected commercial value and benefit to patients and health insurers. In addition, we incorporate new technologies, such as biomarkers, early in the development process to reduce the risk at more advanced stages of R&D. Our proprietary pipeline is strengthened by the activities of our Innovative Ventures unit, which focuses on early identification and evaluation of potential proprietary compounds, primarily in the above niche areas, and invests directly in companies with promising products and technologies.

In conducting our research and development, we seek to manage our resources conservatively and to limit our risk exposure. At the drug discovery phase, we utilize our relationships with the Israeli academic community and start-up companies to gain early access to potential projects. Once these projects progress into the more costly clinical study phase, we explore corporate partnering options where needed, through which we can share financial and other risks. In 2008, we began initiating a more active global sourcing process for selected indications within the therapeutic areas of neurology, autoimmune diseases and oncology.

We have innovative projects in various stages of development (both clinical and pre-clinical). While multiple sclerosis remains an important focus of our development efforts, as we continue to investigate potential improvement of Copaxone® and explore other molecules as future therapies for MS, we also have active projects in the areas of Crohn’s disease, lupus/lupus nephritis, amyotrophic lateral sclerosis, oncology and asthma.

Below is a table listing selected pipeline products in development:

Project / Compound	Potential Indication	Clinical Phase	Project Partner	Formulation
Laquinimod (1)	Multiple sclerosis	III	Active Biotech	Oral

TV-1102	Multiple sclerosis	IIa Completed	Antisense Therapeutics Inc.	Injectable

Talampanel	Amyotrophic lateral sclerosis (ALS)	II	Not applicable	Oral

Pagoclone	Persistent developmental stuttering (PDS)	IIb in 2009	Endo Pharmaceuticals Inc.	Oral

Talampanel	Glioblastoma	II Completed	Not applicable	Oral

Andenovirus vaccines (2)	Respiratory diseases	Phase II/III	U.S. Department of Defense	Injectable

(1)	In June 2004, we acquired from Active Biotech the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, except for the Nordic and Baltic countries. We made an upfront payment to Active Biotech and will conduct and fund further clinical development. The agreement also calls for us to make payments to Active Biotech upon the achievement of various sales targets and other milestones, with maximum payments of $92 million. Active Biotech will also receive tiered double-digit royalties on sales of the product. In February 2009, we received a Fast Track designation from the FDA, which may allow laquinimod to enter the market as soon as late 2011.

Research conducted demonstrated that laquinimod has a broad profile of efficacy in animal models of inflammatory diseases. We initiated the clinical development of laquinimod for Crohn’s disease and expect to initiate such studies in lupus nephritis in the near future.

(2)	Pipeline products added as a result of the Barr acquisition: Through the acquisition of Barr we are developing adenovirus vaccines Type 4 and 7 under a $77.4 million, multi-year contract awarded in September 2001 by the U.S. Department of Defense (“DOD”). These are intended to be dispensed to armed forces personnel to prevent epidemics of an acute respiratory disease that has been a leading cause of hospitalizations of military trainees. Barr completed its Phase II/III clinical program in late 2007 and filed a Biologics License Application (“BLA”) in 2008. Although the current BLA only covers the use of the vaccines in military populations, we have the right to market the product to other populations, such as immunosuppressed patients, and foreign markets where the same needs exist as those of the DOD.

Teva Innovative Ventures

The objective of Teva Innovative Ventures is to increase and enhance our innovative pipeline through in-licensing and/or investing in pre-clinical stage products; developing such products through pre-clinical development until the clinical stage and investing in clinical-stage products.

Teva Innovative Ventures sources potential products globally in both academia and start up companies and has invested and continues to invest directly and/or through investment companies, in early stage companies that we believe have interesting technologies or products. In some cases, in tandem with such investments, we will obtain strategic rights in a company or product. Examples of such rights received include an option to buy the entire company under certain circumstances at pre-negotiated prices/terms and/or an option to license a product or create a joint venture with the company on a particular product based on pre-negotiated terms.

Typically, our investment will be directed toward achieving certain milestones based on an agreed budget and development plan created with our assistance. Once a milestone is achieved, we will determine whether to exercise our option. If so, we will become much more actively involved in the company and its development, and the product will enter our pipeline.

Below is a table listing selected projects in which we have an interest:

Project Name	Potential Indication	Clinical Phase	Project Partner	Total Investment
StemEx® (1)	Hematological malignancies	Phase III	Gamida Cell Ltd.	$25 million

CT-011	Solid tumors and Hematologic malignancies	Phase II during 2009	Curetech Ltd.	$10.5 million

Debrase® (2)	Removal of burn-injured tissue (eschar)	Phase III in Europe	MediWound Ltd.	$15 million

Diapep-277 (3)	Type I diabetes	Phase III	Andromeda Biotech Ltd.	$10 million

(1)

In February 2005, we signed a joint venture agreement with Gamida Cell Ltd. to develop and commercialize StemEx®, a novel cell therapy product containing expanded cord blood stem/progenitor cells for the treatment of hematological malignancies in patients who cannot find a matched donor. A Phase III pivotal study, which will enroll 100 patients in the U.S., Europe and Israel, was initiated in October 2007 and is scheduled to be completed in 2011.

(2)

Debrase® is an innovative botanical product developed by MediWound for the enzymatic removal of burn-injured tissue (eschar). Debrase® may present an alternative to surgery and/or lengthy non-surgical procedures which are commonly practiced today. Another benefit of Debrase® is its selective activity, which removes only the eschar without harming vital tissue. This minimizes the need for additional skin grafting surgery, while taking advantage of the potential for spontaneous healing of the burn wound. Currently, the product is in a Phase III clinical study in the EU. Upon the successful completion of the Phase III study, a marketing authorization application is expected to be submitted to the EMEA.

(3)	In February 2009, we exercised an option to enter into a license agreement with respect to Diapep-277, which is currently in a Phase III clinical study for Type I diabetes. The agreement is subject to applicable regulatory approvals and other conditions.

Research and Development

Our research and development efforts are integral to all of our major businesses. Research and development expenses, which were $786 million, $581 million and $495 million in 2008, 2007 and 2006, respectively, increased substantially in 2008, and are expected to further increase in 2009 in accordance with our strategic goal of doubling our 2007 R&D output by 2012.

The Global Generic R&D Division is in charge of developing products that are equivalent to innovative pharmaceuticals. Its responsibilities include product formulation, chemical and physical (including shelf-life) testing, stability testing, bioequivalence (absorption and extent), blood level testing, clinical testing, registration and approval of a growing list of generic drugs for all of the markets where we operate. It continues to expand and enhance its capabilities beyond tablets, capsules, liquids, ointments and creams to other dosage delivery systems and dosage types, such as matrix systems, special coating systems for sustained release products, orally disintegrating systems, sterile systems such as vials, syringes and blow-fill-seal systems, drug device combinations and nasal delivery systems for generic drugs. The division operates from twenty development centers located in the U.S., Israel, Canada, India, Mexico, Europe and Latin America, enabling us to take advantage of local expertise and costs as well as a more favorable patent law approach towards generics in some of these countries.

We develop a broad portfolio of generic products, including those that have one or more characteristics that we believe will make it difficult for others to develop competing generic products. The characteristics of the selected generic products we pursue may include one or more of the following:

•	those with complex formulation or development characteristics;

•	those requiring specialized manufacturing capabilities;

•	those where sourcing the raw material may be difficult; and

•	those that must overcome unusual regulatory or legal challenges, including patent challenges.

The Global Innovative R&D Division operates in Israel, the U.S., Canada, Hungary and several European countries. The division, together with Teva Innovative Ventures, conducts all activities relating to the clinical testing and regulatory approval of our growing portfolio of proprietary products, up to market entry and throughout the life cycle of each molecule. In addition, the division supports our efforts to source, on a global scale, both pre-clinical and early clinical products, specifically in the areas of neurodegeneration/neuroprotection, autoimmunity and oncology, to create and maintain a leadership position for Copaxone® in multiple sclerosis and to establish a franchise in Parkinson’s disease through Azilect®.

The Global API R&D focuses on the development of processes for the manufacturing of API, including intermediates, chemical and biological (fermentation), which are of interest to the generic drug industry, as well as for our proprietary drugs. Our facilities include a large center in Israel (API processes and peptides), a large center in Hungary (fermentation and semi-synthetic products), a facility in India and additional sites in Italy, Croatia, Mexico and the Czech Republic (development of high potency API). Our substantial investment in R&D generates a steady flow of API products, enabling the timely introduction of pharmaceutical products to market. The API R&D division seeks methods to continuously reduce API production costs, enabling us to remain a supplier of key API products in an environment of price erosion after other competitors cease to be able to produce these products economically and enabling TAPI’s customers to remain competitive in the marketplace.

Biopharmaceutical R&D. We also have R&D operations in the U.S., Lithuania, China, Mexico and Israel that are specifically dedicated to the development of biopharmaceutical products. This division’s expertise covers recombinant protein expression and production, including genetic engineering, recombinant bacterial fermentation, mammalian tissue culture, protein purification and the development of analytical methods and formulations. Through the acquisition of CoGenesys (now known as Teva Biopharmaceuticals USA) in February 2008, we added a world-class biotechnology research team, advanced technological platforms and an innovative pipeline addressing a broad spectrum of therapeutic categories.

Competition

Generics

In the U.S., we are subject to intense competition in the generic drug market from other local and foreign generic drug manufacturers, brand-name pharmaceutical companies (through authorized generics), manufacturers of branded drug products that make efforts to continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. We believe that our primary competitive advantages are our ability to continually introduce new generic equivalents for brand-name drug products on a timely basis, our emphasis on regulatory compliance and high-volume cost-effective production, our customer service and the breadth of our product line.

A significant proportion of our U.S. generic sales is made to a relatively small number of retail drug chains and drug wholesalers. These customers have undergone and continue to undergo significant consolidation, which has resulted in customers gaining more purchasing power. Consequently, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base. On the other hand, this trend provides a competitive advantage to large suppliers that are capable of providing sufficient quantities of a product, as well as a broad product line, on a national basis while maintaining a high level of customer service.

Price competition from additional generic versions of the same product may result in significant reductions in sales and margins over time. To compete on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost-efficient manner. In addition, our competitors may develop their products more rapidly or complete the regulatory approval process sooner, and therefore market their products earlier. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

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

In Canada, the competitive landscape continues to intensify with the increasing presence of foreign competitors. Five major generic drug manufacturers, three of which, including our subsidiary Novopharm, are subsidiaries or divisions of global manufacturers, satisfy approximately 80% of the Canadian demand for generic pharmaceuticals.

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

In Latin America, the pharmaceutical market is generally fragmented, with no single company enjoying market dominance. Local generic companies predominate, especially in Brazil, Argentina and Chile. These local companies, as well as multinational branded companies, compete with our local operations in all of the markets. Our strengths in the region include our comprehensive range of products, which cover a wide range of therapeutic categories, strong sales forces and the opportunity to leverage our global product portfolio.

In Europe, we compete with other generic companies (several major multinational generic drug companies and various local generic drug companies) and branded drug companies that continue to sell or license branded pharmaceutical products after patent expirations. As in the U.S., the generic market in Europe is very competitive, with the main competitive factors being price, time to market, reputation, customer service and breadth of product line.

As part of its efforts to improve the affordability of medicines for patients and address the challenges of public health systems by increasing generic penetration, the European Commission launched a sector inquiry and published a preliminary report on its inquiry into competition in the pharmaceutical sector. According to the preliminary report, there is evidence that innovator companies have sought to delay or block market entry of generic medicines. The Commission accepted comments on its preliminary finding, and the final report is expected in the spring of 2009.

The United Kingdom, where we are the leading pharmaceutical company by volume and have twice the sales of our closest generic competitor, is one of the largest markets for generic pharmaceuticals in Europe. It is also one of the most competitive markets, due to its very low barriers to entry. Significant vertical integration exists between wholesalers and retailers, ensuring low prices as long as there are several suppliers. The number of major players in the U.K. pharmaceutical market has decreased due to consolidation.

France has some of the lowest pharmaceutical prices in the region largely due to aggressive pharmacist buying groups and to the French government’s efforts to control healthcare costs by imposing significant price decreases.

In the Netherlands, there is a developed “pure generics” market that operates in a manner similar to that of the U.K. As in the U.K., many pharmacies are grouped into chains that are owned by major wholesalers.

However, due to the new tender system which was introduced in 2008 in the Netherlands, and the subsequent shift of bargaining power from pharmacies to insurers, there was a slow-down in the consolidation of independent retail pharmacies.

In Spain, the generic pharmaceutical market is largely represented by local companies. Regulations in seventeen local regions have varying policies regarding generic substitution. We have been able to develop different approaches to accommodate every region which, following the Bentley acquisition, has resulted in our having become the fourth largest generic company.

In Italy, there is a relatively low rate of generic penetration with intense competition at the retail level. The market is increasingly categorized by independent pharmacies that have the ability to dispense product from selected companies, which has resulted in increasing competition among generic companies. There is uncertainty in the market as the direction of government policy seems unclear, and may have substantial influence over the growth of the generic market.

In Hungary, we compete with local Hungarian manufacturers and also face increasing competition from multinational branded and generic pharmaceutical companies. The Hungarian pharmaceutical market has experienced price erosion in 2008, although at a slower level than in the previous year, affecting both generic and branded companies at least partially due to regulations that prevent reimbursement of products which exceed mandated reference prices by 20%. We are continuing to strengthen our position and presence in Hungary, while creating a more diversified product and service portfolio, including wholesaling services.

In Germany, there is a high level of generic penetration and intense competition with a relatively high number of competitors of varying sizes and capabilities including large domestic companies. Price levels for pharmaceuticals in Germany are largely affected by the on-going implementation of a tender system.

In Poland, the pharmaceutical industry has experienced significant structural change in recent years. Most of the state-owned companies have been privatized and foreign firms account for a high proportion of sales. The competitive landscape, which is dominated by several very strong local and regional competitors, continues to be challenging, with over 704 manufacturers.

The Czech Republic is a branded generic market where we compete with other generic companies (both local and regional generic drug companies) and branded drug companies that continue to sell or license branded pharmaceutical products after patent expirations. New governmental reforms reduced the reimbursement level of low-priced products in favor of high-priced new products, resulting in a shift of demand to newer and more expensive pharmaceuticals.

In Israel, our products compete with those of other local manufacturers, as well as with imported products. Generic competition has increased in recent years in Israel, and this trend is expected to continue, with additional pressure on prices coming from the healthcare funds and other institutional buyers. The introduction of private labels into the retail market has increased competition in the total over-the-counter market, a trend that is expected to increase in the future. In addition, regulations that came into effect in May 2005 allow sales of some over-the-counter products for the first time in retail locations, in addition to pharmacies. However, penetration into the retail over-the-counter market is slow.

Innovative Products

Copaxone® is an immunomodulatory therapy available for the treatment of relapsing remitting multiple sclerosis. Its primary competition is with three formulations of beta-interferons: Avonex®, Betaseron® and Rebif®. A fifth therapy, Tysabri®, was reintroduced in the U.S. in June 2006 with a “black box” label, which includes the most critical information about Tysabri®, such as indications and warnings, and with an indication for patients who have had an inadequate response to, or are unable to tolerate, alternate multiple sclerosis therapies. In July 2006, Tysabri® was launched in the EU with a restricted indication for patients who have failed beta interferons or for highly active patients. During 2008, four new cases of progressive multifocal leukoencephalopathy (a fatal brain infection) were reported in patients treated with Tysabri as mono-therapy, one of which resulted in death. A change in labeling was implemented in the U.S. and the EU. In addition, the FDA has included Tysabri on a new quarterly list of medicines undergoing early safety probes by U.S. health officials. Tysabri is also being evaluated for reports of skin melanoma. We may also face competition from additional products in development, including orally administered formulations of both cladribine and fingolimod, which are currently in Phase III development.

In July 2008, Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an ANDA with the FDA for a generic version of Copaxone® seeking approval prior to the expiration of our patents. In August 2008, we filed a complaint against Sandoz/Momenta, which triggered a stay of any FDA approval of the ANDA until the earlier of January 2011 or a district court decision (if any) in favor of the ANDA filer.

Azilect®’s competitors include the newer non-ergot dopamine agonists class, Mirapex®/Sifrol® (pramipexole) and Requip ® (ropinirole), which are the leading products in this class, indicated for all stages of Parkinson’s disease, as well as the generic versions of such products, which were introduced in certain markets in 2008. Additionally, 2008 saw the first launches, in the U.S. and certain European countries, of Requip®’s new once-daily slow-release formulations. An additional competitor in this class is Neupro®, a dopamine agonist with a new once-daily patch delivery system. Neupro® has experienced problems related to the quality of its product and has been recalled from the market in the U.S. Neupro® also experienced supply issues in certain European countries. In the moderate to advanced stage of the disease, in addition to the dopamine agonists, Azilect® also competes with Comtan®, a COM-T inhibitor.

API

In the sale of our active pharmaceutical ingredient (API) products, we compete globally with other specialty chemical producers. Our competitive advantages include quality, cost effective manufacturing costs, exceptional customer service, and our ability to understand the regulatory requirements of each local market. Many of our customers are global in nature and thus would prefer to buy an API from one vendor globally rather than multiple vendors. Additionally, our API division has been and remains a leader in terms of both volume of global sales and breadth of API offerings, making us a one stop shop and allowing us to leverage our relationship on many products with our existing customer base. We believe that our extensive portfolio, service level and compliance record, combined with the creation of intellectual property rights and our financial resources, enhance our position as a leader in the industry. We are focusing additional attention on our API production, as we expect to benefit from the trend of outsourcing manufacturing by many multinational branded companies over the next decade.

Regulation

United States. All pharmaceutical manufacturers selling products in the U.S. are subject to extensive regulation by the U.S. federal government, principally by the FDA and the Drug Enforcement Administration, and, to a lesser extent, by state and local governments. The federal Food, Drug, and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the development, manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, recordkeeping, advertising, promotion and sale of our products. Our major facilities and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Noncompliance with applicable requirements may result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the government to enter into supply contracts or to approve new drug applications and criminal prosecution. The FDA also has the authority to deny or revoke approvals of drug active ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure to comply with applicable FDA policies and regulations could have a material adverse effect on our operations.

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

Under the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification. As originally enacted, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications 180 days after the first commercial marketing of the drug by the first applicant. Submission of an ANDA with a Paragraph IV certification can result in protracted and expensive patent litigation. When this occurs, the FDA generally may not approve the ANDA until the earlier of thirty months or a court decision finding the patent invalid, not infringed or unenforceable.

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing. Exclusivity rights may be forfeited pursuant to the Medicare Act if the product is not marketed within 75 days of the final court decision and under other specified circumstances. However, some of these changes apply to ANDAs where the first Paragraph IV certification was filed after enactment of the Medicare Act; exclusivity determinations of previously filed ANDAs generally continue to be governed by the previous law.

The Medicare Act further expanded the scope of Medicare coverage for participants by creating what is known as the Medicare Part D prescription drug benefit. The Part D prescription drug benefit became available to Medicare beneficiaries on January 1, 2006. Medicare prescription drug coverage under Part D is insurance that covers the Medicare beneficiary’s cost (subject to certain statutory purchasing thresholds, co-payments, insurance premiums, and deductibles) of prescription drugs at participating pharmacies. Medicare prescription drug coverage under the Part D benefit is available to all Medicare beneficiaries regardless of income and resources or health status. As a result, our products are, as of January 1, 2006, available for government-subsidized purchase by a larger market of Americans participating in government-sponsored third-party payor insurance programs. In addition, the structure of reimbursement under Medicare Part D includes a gap or “doughnut hole” in coverage, after the initial coverage limit is reached and before the catastrophic coverage benefit begins. To date, many benefit plans have utilized generic products to mitigate the impact of this gap.

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

The Center for Medicare and Medicaid Services is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers’ agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions); for products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. We have such a rebate agreement in effect with the U.S. federal government. Federal and/or state governments have enacted and are expected to continue to enact measures, such as the Medicare Act, enacted in December 2003, which expanded the scope of Medicare coverage for drugs beginning in January 2006. These measures are aimed at reducing the costs to government third party insurers, such as Medicare and Medicaid, that dispense drugs to the public. We cannot predict the nature of such future measures or their impact on our sales or profitability.

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

Various state Medicaid programs have in recent years adopted supplemental drug rebate programs that are intended to provide the individual states with additional manufacturer rebates that cover patient populations that are not otherwise included in the traditional Medicaid drug benefit coverage. These supplemental rebate programs are generally designed to mimic the federal drug rebate program in terms of how the manufacturer rebates are calculated, e.g., as a percentage of average manufacturer price. While some of these supplemental rebate programs are significant in size, they are dwarfed, even in the aggregate, by comparison to our quarterly Medicaid drug rebate obligations.

Our products also include biopharmaceutical products that are comparable to brand-name drugs. Of this portfolio, only one, Tevtropin®, is sold in the U.S., while others are distributed outside of the U.S. We plan to introduce additional products into the U.S. marketplace, but currently an abbreviated regulatory pathway, such as the Hatch-Waxman Act, does not exist for these products. In 2007, the legislative environment in the U.S. improved, as a Senate committee considered legislation to create a regulatory pathway for biogeneric products, but no final legislation was enacted. We took an active role in the development and introduction of proposed legislation, and believe that a regulatory pathway will be created in the U.S. in the next several years.

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

The issuance of a market authorization, or “Notice of Compliance” is subject to the Food and Drugs Regulations, which provide, among other things, up to eight and one-half years of data exclusivity on new chemical entities. The regulations prohibit generic companies from filing a generic submission using a new chemical entity as the Canadian reference or comparator product for six years following the receipt by a brand company of a Notice of Compliance for such new chemical entity. The Canadian generic industry trade association has opposed the application of these regulations in the courts and a decision is currently under review.

Issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations under the Patent Act. The Therapeutic Products Directorate will not issue a Notice of Compliance if there are any patents relevant to the drug product listed in the Patent Register maintained by Health Canada. Generic pharmaceutical manufacturers can either wait for the patents to expire or serve a notice of allegation upon the brand company. If, as is frequently the case, litigation is commenced by the brand company in response to the notice of allegation, a Notice of Compliance will not be issued until the earlier of the expiration of a 24-month stay or resolution of the litigation in the generic company’s favor.

Every province in Canada offers a comprehensive public drug program. Provincial governments control expenditures on therapeutic products by establishing interchangeability formularies and benefit lists and by only reimbursing for products that are listed therein. Many provinces are currently reforming their public drug programs and implementing new policies for the reimbursement of generic medications. In 2008, in the province of Ontario, tenders for three products were issued but only one has been awarded. Other provinces are negotiating directly with pharmacy organizations for lower generic prices. Some provinces are requiring listing agreements or fees before they will add the product to their formularies. There is continued pressure on the prices that pharmacies are reimbursed for generic products. In some cases, these changes have caused delays in the listing of generic products. However, many of these governments acknowledge the need to limit extended brand patent monopolies and to speed the approval process for generic drugs.

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

During the course of 2008, we continued to register products in the European Union, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the newer decentralized procedure (simultaneous submission of applications to chosen member states). We are also committed to using the centralized procedure to register our generic equivalent version of reference products that originally used this procedure. In February 2008, the European Commission (EC) adopted the opinion of the committee for medicinal products for human use (CHMP) and granted us a Europe-wide marketing authorization for mycophenolate mofetil. In October 2008, the CHMP adopted a positive opinion (subject to ratification by the EC) recommending the granting of a Europe-wide marketing authorization for pramipexole.

Due to historical court interpretations of “essential similarity” that have now been included in the new legislation, it has become possible to register generic drugs containing different salts of the active ingredient. We continue to invest in registration activities in the majority of countries in the European Union, including Hungary, the U.K., France, Germany, the Netherlands, Italy, the Czech Republic and Poland.

In 2005, a legal pathway was established to allow approval of Similar Biological Medicinal Products (“biosimilars”) using abbreviated marketing applications. Appropriate tests for demonstration of safety and efficacy include preclinical or clinical testing or both. The reference product for this testing is the brand-name drug, and the scientific principles of comparability are followed. In 2006, product specific guidelines were issued providing a more detailed interpretation of the data requirements for specific products, and further guidance is being developed by the respective authorities in conjunction with the pharmaceutical industry. In order to control expenditures on pharmaceuticals, most member states of the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

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

Latin America. The extension of patent protection to pharmaceutical products is a relatively new concept throughout much of Latin America, except Mexico and Brazil. Most local pharmaceutical companies in the region engage in the production of either copied versions of drugs still under patent in their countries of origin, or true off-patent drugs sold under a local brand-name, without bioequivalence testing in either case. Historically, registration has been simple, with no clinical studies required. In Mexico and Brazil, the regulatory requirements have changed dramatically. Bioequivalence studies performed by approved clinical research organizations and, given the climate zone, special stability studies are now required. In Mexico, bioequivalence studies are not only required for all new submissions, but also must be performed by February 2010 for all existing products. We are committed to completing such studies by the deadline. These new regulations could reduce competition from smaller, local companies and may provide an avenue for our Latin American operations to capitalize on products that we sell in other markets.

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

Israeli pricing regulations mandate that the retail prices of pharmaceuticals in Israel may not exceed the average of prices in four European markets (the United Kingdom, Germany, France and Belgium) (the so-called “Dutch model”). Effective as of January 15, 2007, the model was amended to include three additional EU markets (Spain, Portugal and Hungary, or Poland if the product does not exist in any of the first three additional countries) where prices of pharmaceutical products are notably low, which will consequently reduce the reference prices.

Miscellaneous Regulatory Matters

We are subject to various national, regional and local laws of general applicability, such as laws regulating working conditions. In addition, we are subject to various national, regional and local environmental protection laws and regulations, including those governing the discharge of material into the environment.

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

Pharmaceutical Production

We operate 31 finished dosage pharmaceutical plants in North America, Latin America, Europe and Israel (not including the plants we acquired as part of the Barr acquisition). The plants manufacture solid dosage forms, injectables, liquids, semi-solids and inhalers. During 2008, these plants produced approximately 43 billion tablets and capsules and over 480 million sterile units.

Our two primary manufacturing technologies, solid dosage forms and injectables, are available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Israel, in Kfar Saba and Jerusalem, represent, in the aggregate, a significant percentage of our production capacity.

Twenty-five of our plants are FDA-approved. Achieving and maintaining quality standards in compliance with the current Good Manufacturing Practices (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, requires sustained effort and expenditures, and we have spent significant funds and dedicated substantial resources for this purpose. In 2008, fifteen of our plants worldwide were inspected by the FDA. We successfully responded to and corrected any and all points cited by the FDA, and all of those sites were deemed acceptable at the end of their respective inspections.

With the acquisition of Barr, our production capabilities increased significantly, with additional facilities in the U.S., Poland, Croatia and the Czech Republic.

Raw Materials for Pharmaceutical Production

We take a global approach to managing commercial relations with suppliers. Strategic decisions are made on a global basis, while day-to-day operations are run locally. Most packaging materials are purchased locally.

Our API division is the principal raw materials supplier for our pharmaceutical businesses. The remaining raw materials are purchased from suppliers located mainly in Europe, Asia and the U.S. Most of our purchases from third-party suppliers of API are controlled substances. We have implemented a supplier audit program to ensure that our suppliers meet our high standards.

In certain of our products sold in the U.S., we utilize controlled substances and therefore must meet the requirements of the Controlled Substances Act and the related regulations administered by the Drug Enforcement Administration. These regulations include quotas on procurement of controlled substances and stringent requirements for manufacturing controls and security to prevent pilferage of or unauthorized access to the drugs in each stage of the production and distribution process. Quotas for controlled substances may from time to time limit our ability to meet demand for these products in the short run.

Environmental

As part of our overall corporate responsibility, we pride ourselves on our commitment to environmental, health and safety matters in all aspects of our business. As a vertically integrated pharmaceutical company with worldwide operations, we believe that our adherence to applicable laws and regulations, together with proactive management beyond mere compliance, enhances our manufacturing competitive advantage, minimizes business and operational risks and helps us to avoid adverse environmental effects in the communities where we operate. We believe that we are in substantial compliance with all applicable environmental, health and safety requirements.

Among our environmental initiatives in 2008 were (i) implementation of projects aimed at reducing the usage of energy resources; (ii) expansion of our waste recycling projects; (iii) further implementation of ISO 14001, an environmental management standard; and (iv) increased attention to the principles of green construction.

Organizational Structure

Our worldwide operations are conducted through a network of subsidiaries primarily located in North America, Europe, Latin America and Israel. We have direct operations in more than 60 countries, as well as 38 finished dosage pharmaceutical manufacturing sites in 17 countries and R&D centers in 18 countries. The following sets forth, as of December 31, 2008, our principal operating subsidiaries in terms of pharmaceutical or API sales to third parties.

In North America—United States: Teva Pharmaceuticals USA, Inc., and Teva Animal Health, Inc.; Canada: Novopharm Limited.

In Europe—Czech Republic: Teva Pharmaceuticals CR, s.r.o.; Croatia: Pliva Hrvatska d.o.o.; France: Teva Classics S.A.S.; Germany: Teva Deutschland GmbH, AWD Pharma GmbH & Co. KG; Hungary: TEVA Hungary Pharmaceutical Marketing Private Limited Company; Italy: Teva Italia S.r.l.; Ireland: IVAX Pharmaceuticals Ireland (a branch of IVAX International B.V.); The Netherlands: Pharmachemie B.V., Plantex Chemicals B.V.; Poland: Teva Pharmaceuticals Polska sp. z o.o., Pliva Krakow S.A.; United Kingdom: Teva U.K. Limited (formerly known as Approved Prescription Services Limited); Spain: Laboratorios Davur S.L. Russia: PLIVA RUS Ltd., Galena Pharma Limited Liability Company.

In Israel—Assia Chemical Industries Ltd. and Salomon, Levin and Elstein Ltd.

In Latin America—Mexico: Lemery S.A. de C.V.; Chile: Laboratorio Chile S.A.; Venezuela: Laboratorios Elmor, S.A.

In addition to the subsidiaries listed above, we have operations in various strategic and important locations, including China, India, Turkey, Japan and other emerging and smaller markets.

Properties and Facilities

Listed below are our principal facilities in various regions of the world and their size in square feet as of December 31, 2008, including Barr’s principal facilities:

Plant Location	Square Feet (in thousands)	Main Function
Israel
Jerusalem (3 sites)	554	Pharmaceutical manufacturing, research laboratories and offices
Kfar Saba	363	Pharmaceutical manufacturing, research laboratories and warehousing
Netanya (2 sites)	428	API (chemical) manufacturing, pharmaceutical warehousing, distribution center and offices
Petach Tikva	175	Corporate headquarters
Ramat Hovav	917	API (chemical) manufacturing and R&D

Plant Location	Square Feet (in thousands)	Main Function
United States
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories, packaging and warehousing
Forest, VA	427	Warehousing, manufacturing, packaging and distribution
Guayama, Puerto Rico	170	API (chemical) manufacturing
Irvine, CA (2 sites)	347	Pharmaceutical manufacturing, R&D laboratories and warehousing
Kutztown, PA	211	Warehouse
Mexico, MO	150	API (chemical) manufacturing
Miami, FL (4 sites)	225	Manufacturing, R&D, warehousing and office space
North Wales area, PA (4 sites)	808	Teva USA headquarters, warehousing and distribution center
Pomona, NY	181	Pharmaceutical manufacturing, R&D laboratories and warehousing
Sellersville, PA	206	Pharmaceutical manufacturing, R&D laboratories
St. Joseph, MO and Fort Dodge, IA (8 sites)	522	Offices, distribution, R&D and warehouse

Canada
Markham, Ontario	122	Pharmaceutical manufacturing and warehousing
Stouffville, Ontario	155	Pharmaceutical manufacturing, R&D laboratories
Toronto, Ontario	351	Canadian headquarters, pharmaceutical packaging, warehousing, distribution and laboratories

Europe
Zagreb, Croatia (4 sites)	2,128	Pharmaceutical manufacturing, packaging and warehousing
Brno, Czech Republic	453	Pharmaceutical manufacturing, R&D and warehousing
Opava, Czech Republic	1,149	Pharmaceutical and API (chemical) manufacturing, warehousing and distribution
Runcorn, England	151	Pharmaceutical manufacturing, warehousing, office space and R&D laboratories
Eastbourne, England	133	Warehousing and packaging
Glasshoughton, England	257	Warehouse and distribution center
Debrecen, Hungary	1,681	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories, warehousing
Gödöllõ, Hungary	667	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution, packaging and warehousing
Waterford, Ireland (3 sites)	450	Pharmaceutical manufacturing, warehousing, packaging
Bulciago, Italy	177	API (chemical) manufacturing
Rho, Villanterio, Setimo Milanese, Italy	165	API (chemical) manufacturing
Santhia, Italy	127	API (chemical) manufacturing, R&D laboratories and warehousing
Vilnius, Lithuania (2 sites)	95	Pharmaceutical manufacturing, R&D laboratories
Haarlem, The Netherlands	235	Pharmaceutical manufacturing, warehousing, packaging, offices and R&D laboratories
Kutno, Poland	285	Pharmaceutical manufacturing, warehousing, packaging
Krakow, Poland	948	Pharmaceutical manufacturing and warehousing
Zaragoza, Spain (2 sites)	136	Pharmaceutical manufacturing and API (chemical)

Plant Location	Square Feet (in thousands)	Main Function

Asia
Hangzhou, China	169	API (chemical) manufacturing
Gajraula (U.P.), India	356	API (chemical) manufacturing

Central & Latin America
Munro, Argentina	154	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Santiago, Chile (2 sites)	550	Pharmaceutical manufacturing, warehousing and R&D laboratories
Mexico City, Mexico (5 sites)	375	Pharmaceutical manufacturing, API, distribution, warehousing and R&D laboratories
Ramos Arizpe, Mexico	97	Pharmaceutical manufacturing
Guacara, Venezuela	234	Pharmaceutical manufacturing, warehousing, packaging and R&D laboratories

We lease certain of our facilities. In Israel, our principal executive offices and corporate headquarters in Petach Tikva are leased until December 2012. In North America, our principal leased properties are the facilities in North Wales, Pennsylvania, the initial term of which expires in 2011, and a new warehouse in New Britain, Pennsylvania, the initial term of which expires in 2013. We own and lease various other facilities worldwide.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

None.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

We are a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. We are the leading generic pharmaceutical company in the world, as well as in the U.S., in terms of both total and new prescriptions. We also have a significant and growing branded pharmaceutical business, including Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, respiratory products and, following our acquisition of Barr Pharmaceuticals, Inc., women’s health products. Our API business sells to third-party manufacturers and provides significant vertical integration with our own pharmaceutical production.

The generic pharmaceutical industry as a whole, and therefore our own operations, are affected by demographic trends such as an aging population and a corresponding increase in healthcare costs, governmental budget constraints and spending decisions of healthcare organizations, as well as broad economic trends. In each of our markets around the globe, governments as well as private employers are working to control growing healthcare costs, and there is an increasing recognition of the importance of generics in providing access to affordable pharmaceuticals, although these conditions also enhance pressure on generic pricing. In addition, the generic industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Generic companies also face intense competition from brand-name pharmaceutical companies seeking to counter generic products. We believe that our broad pipeline and balanced business model, combining generic as well as branded generic, innovative and respiratory pharmaceutical products, and API, coupled with our geographic diversity, are key strategic assets in addressing these trends.

On December 23, 2008, we completed the acquisition of Barr Pharmaceuticals, Inc., a U.S.-based multinational generic pharmaceutical company with operations mainly in the U.S. and Europe. The Barr acquisition enhances our leadership position in the U.S. and expands our international presence, particularly in Central and Eastern Europe. The acquisition also provides us with growth opportunities in first-to-file generic positions in our core U.S. business and new capabilities in women’s healthcare, including a strong proprietary product portfolio.

Highlights

In 2008, our net sales grew to a record $11.1 billion, an increase of approximately $1.7 billion, or 18%, over net sales in 2007. Our sales growth in 2008 can be attributed to strong performance in all of our business units, including higher generic sales in the U.S. and a record number of new product launches in the U.S.

Net income in 2008 was $635 million, compared to $1,952 million in 2007. The 2008 figure reflects, among other things, the impact of $1,806 million in charges, as detailed below.

Among the significant highlights of 2008 were:

•

Launches in the U.S. of four significant new generic products with exclusivity: the generic versions of Lamictal® (lamotrigine), Wellbutrin XL® (bupropion 150 mg), Risperdal® (risperidone), with abbreviated exclusivity, and Pulmicort® (budesonide), as well as additional sales of the generic version of Protonix® (pantoprazole). These sales were offset in part by the absence of any sales of the generic version of Oxycontin® (oxycodone) for eleven months of 2008, decreased sales of Wellbutrin XL® (bupropion 300mg), which lost exclusivity in 2008, and decreased sales of base products.

•	Total North American pharmaceutical sales increased by $977 million, and benefited from increased sales of our branded products, including Copaxone®, ProAir™ and Azilect®.

•

Copaxone® reinforced its leadership position in the U.S. and became the leading global MS drug, with sales growing by 32% over 2007, reaching total global in-market sales of $2.26 billion. Substantial growth in Copaxone® sales was also recorded in Europe and Russia.

•

Our European business, driven by our particularly strong performance in Spain, France, Italy and Hungary, achieved higher sales in comparison to 2007, despite unfavorable market conditions in the U.K. and the Netherlands.

•	Higher European sales were also the result of 293 new generic product launches in 24 European countries, in comparison to 206 generic product launches throughout Europe in 2007.

•	Record sales of pharmaceutical products in our International markets, including record sales in Latin America and Russia as well as particularly strong sales in Israel.

•

Gross profit margins increased from 51.8% in 2007 to 53.8%, due in part to the assumption, in the second quarter, of North American distribution activities of Copaxone® (which also resulted in higher SG&A levels of 22.7% of net sales).

•

Record research and development expenses ($786 million, an increase of 35% compared to 2007), consisting of increases in generic and biogeneric R&D spending and innovative and respiratory R&D spending, in line with our strategy to increase R&D spending to a run rate between 7.0% and 7.5% of sales and to double our 2007 portfolio output by 2012.

•	Operating cash flow of $3,231 million, a 78% increase over 2007.

•	Taxes of $185 million, or 22% of pre-tax income, as compared with $397 million, or 17% of pre-tax income, in 2007.

•	Appreciations of various currencies against the U.S. dollar had a positive effect on sales (2%) and a negative effect on operating (-$65 million) and net income.

•	In 2008, we recorded charges of $1,806 million (after giving effect to the settlement described below), consisting of the following:

•	A $1,402 million write-off of in-process research and development, primarily related to the Barr acquisition and also impacted by the CoGenesys acquisition;

•	$375 million in charges relating to other than temporary impairment of financial assets (mainly auction rate securities) and other investments, primarily in venture capital and early stage companies;

•

$107 million in charges relating to impairment of intangible assets, including the impairment of products in the U.S. primarily relating to propofol, a product obtained as part of the Sicor acquisition in 2004;

•	$17 million in net charges relating to six legal settlements; and

•	$5 million in charges relating to an inventory step-up.

•	We received $100 million in connection with a settlement agreement with an institution relating to our auction rate securities.

Acquisitions, Joint Venture and Divestitures

CoGenesys, Inc.

In February 2008, we substantially expanded the capabilities of our biogenerics business by acquiring CoGenesys, Inc. for $412 million in cash. This acquisition provided us with access to albumin fusion technology enabling the development of long-acting biological drugs and additional protein-based medicines across broad therapeutic categories.

Bentley

On July 22, 2008, we completed our acquisition of Bentley Pharmaceuticals, Inc. (“Bentley”), for $366 million in cash. Bentley manufactures and markets branded and generic products primarily in Spain, but also sells in other parts of Europe. Bentley’s results of operations were included in our consolidated statements of income commencing August 1, 2008.

Barr

On December 23, 2008, we completed the acquisition of Barr Pharmaceuticals, Inc., a U.S.-based multinational generic pharmaceutical company with operations mainly in the United States and Europe, for approximately $4.6 billion in cash and 69 million ADSs. For accounting purposes, the transaction was valued at $7.5 billion. Barr’s net debt as of the acquisition date was approximately $1.5 billion. Barr’s results of operations will be included in our consolidated statements of income commencing January 1, 2009.

Kowa

On September 24, 2008, we entered into a joint venture agreement with Kowa Company, Ltd., a Japanese pharmaceutical company, for the establishment of a leading generic pharmaceutical company in Japan. The newly formed company will seek to leverage the marketing, research and development, manufacturing and distribution capabilities of its partners to become a supplier of high quality generic pharmaceutical products for the Japanese market, the world’s second largest pharmaceutical market. Under the joint venture agreement, each company will have a 50% stake in the newly formed company, Teva-Kowa Pharma Co., Ltd., which will become operational in 2009.

Lonza

On January 20, 2009, we signed a definitive agreement with Lonza Group Ltd. to establish a joint venture to develop, manufacture and market a number of affordable, effective and safe generic equivalents of a selected portfolio of biologic pharmaceuticals. The joint venture is expected to commence activities during the first quarter of 2009, subject to applicable regulatory approvals. We expect it to advance our efforts to secure a leading position in the emerging biosimilars market.

Divestitures

On January 29, 2009, we sold our Israeli animal health business unit to Phibro Animal Health Corporation for total consideration of approximately $47 million. In addition, during 2008 we sold two small subsidiaries, which we acquired through the Ivax acquisition.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net sales, and the percentage change for each item as compared to the previous year.

	Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2008	2007	2006	2008-2007	2007-2006
	%	%	%	%	%
Net sales	100.0	100.0	100.0	18	12
Gross profit	53.8	51.8	50.7	22	15
Research and development expenses	7.1	6.2	5.9	35	17
Selling, general and administrative expenses	22.7	20.2	18.7	32	21
Acquisition of research and development in-process	12.6	—	15.4	N/A	N/A
Litigation settlement, restructuring and impairment expenses	1.1	—	1.2	N/A	N/A
Operating income	10.3	25.4	9.5	(52)	199
Financial expenses—net	2.9	0.4	1.1	658	(56)
Income before income taxes	7.4	25.0	8.4	(65)	233
Net income	5.7	20.8	6.5	(67)	258

Sales—General

Consolidated sales by geographic areas and business segments were as follows:

Sales by Geographical Areas

						Percent Change
Sales for the Period	2008	2007	2006	% of 2008	% of 2007	2008 from 2007	2007 from 2006
	U.S. dollars in millions
North America	6,413	5,428	5,065	58%	58%	18%	7%
Europe*	2,976	2,645	2,206	27%	28%	13%	20%
International	1,696	1,335	1,137	15%	14%	27%	17%

Total	11,085	9,408	8,408	100%	100%	18%	12%

*	All members of the European Union as well as Switzerland and Norway.

Sales by Business Segments

						Percent Change
Sales for the Period	2008	2007	2006	% of 2008	% of 2007	2008 from 2007	2007 from 2006
	U.S. dollars in millions
Pharmaceuticals	10,482	8,847	7,821	95%	94%	18%	13%
API*	603	561	587	5%	6%	7%	(4%)

Total	11,085	9,408	8,408	100%	100%	18%	12%

*	Third-party sales only.

Pharmaceutical Sales

North America

In 2008, pharmaceutical sales in North America amounted to $6,139 million, an increase of 19% over 2007. The growth in sales was attributable to:

•

The launch of four significant new generic products with exclusivity: the generic versions of Lamictal® (lamotrigine), Wellbutrin XL® (bupropion 150 mg), Pulmicort® (budesonide) and Risperdal® (risperidone). These sales were offset in part by the absence of any sales of the generic version of Oxycontin® (oxycodone) for eleven months of 2008, decreased sales of Wellbutrin XL® (bupropion 300mg), which lost exclusivity in 2008, and decreased sales of base products;

•	The launch of 24 other new products in the U.S., as described above under “Item 4: Information on the Company—Pharmaceutical Products—Generic Products—North America—Products;”

•	The continuation of strong sales of Protonix® (pantoprazole), which was intially launched late in the fourth quarter of 2007;

•

Continued growth in sales of our branded products, including Copaxone®, which increased in market sales by $549 million in 2008. We benefited from record in-market sales of Copaxone® in the U.S., due to price increases as well as to modest unit growth;

•	Increased sales of Azilect®, which grew by 19% over 2007; and

•	Increased sales of ProAir™, which grew by 13% over 2007 driven by an acceleration in the CFC to HFA conversion in the fourth quarter.

In 2008, we dispensed in the U.S. approximately 494 million prescriptions, of which 475 million were generic prescriptions, an increase of 8% as compared to 2007 and 169 million prescriptions ahead of our nearest generic competitor and 186 million prescriptions ahead of any other pharmaceutical company. According to IMS data, in 2008, we had 13% of all prescriptions and 19% of all generic prescriptions in the U.S.

We expect that our revenue stream in North America will continue to be fueled by our strong U.S. generic pipeline, which, as of February 5, 2009, including products in Barr’s pipeline, had 201 product registrations awaiting FDA approval (including some products through strategic partnerships), including 46 tentative approvals. The number of ANDAs submitted in 2008 represented both an industry and company record for any twelve-month period. Collectively, the branded versions of these 201 products had U.S. sales in 2008 exceeding $110 billion. Of these applications, 128 were “Paragraph IV” applications challenging patents of branded products. We believe we are the first to file with respect to 85 of these products, the branded versions of which had U.S. sales of more than $53 billion in 2008, and anticipate final approvals for most of these applications within the next three years.

In Canada, as of December 31, 2008, we had 71 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had Canadian sales in 2008 of approximately U.S. $3.9 billion.

In 2007, pharmaceutical sales in North America amounted to $5,162 million, representing an increase of 8% over 2006. The increase in sales was attributable to:

•	two major generic product launches in the U.S.: the generic versions of Protonix® (pantoprazole) and Lotrel® (amlodipine benazepril);

•	the launch of 25 new products in the U.S. compared with 17 products launched in 2006;

•	continued growth in sales of our branded products, including Copaxone®, ProAir™ and Azilect®; and

•

continued substantial growth of sales in Canada due to sales of venlafaxine (marketed under exclusivity during part of 2007), 20 new product launches, the most significant of which was olanzapine, the generic version of Zyprexa®, as well as the appreciation of the Canadian dollar against the U.S. dollar.

These factors were partially offset by price erosion in 2007, which affected not only the major products introduced in 2006 under exclusivity but also base generic products.

Europe

Pharmaceutical sales in 2008 in Europe amounted to $2,782 million, an increase of 13% compared to 2007, with the main contributors to this increase being higher generic sales in Spain, following our acquisition of Bentley in July 2008, France, Italy and Hungary as well as an increase in the sales of Copaxone® and Azilect®. During 2008, most European currencies were revalued against the U.S. dollar (on an annual average compared to annual average basis). The euro appreciated by 7%, the Hungarian forint appreciated by 7% and the pound sterling depreciated by 8%. Accordingly, currency fluctuations relative to the U.S. dollar increased sales by 4%. However, the strength of European currencies against the U.S. dollar experienced in the early part of the year was significantly offset by declines of all of the major European currencies against the U.S. dollar during the fourth quarter of 2008, which trend has continued into early 2009.

Among the most significant products we sold in Europe were generic versions of the following branded products: Casodex® (bicalutamide), Coversyl® (perindopril), Diamocron®, Effexor® (venlafaxine), Famvir® (famciclovir), Gopten® (trandolapril), Lascol®, Nartalix®, Nebilet® (nebivolol), Oncovin® (vincristine), Pharmarubicin® (epirubicin), Sandimmun Optoral® (Ciclosporin Pro), Prilosec® (omeprazol), Risperdal® (risperidone), Trevilor® (venlafaxine), Telfast® (fexofenadine), Subutex® (buprenorphine) and Xyzal® (levocetirizine).

Effective April 1, 2008, the sales, management, administration and all other activities of Central and Eastern European (CEE) countries that are members of the European Union, which were previously recorded under our International region, are recorded under our European region. These countries include Bulgaria, the Czech Republic, Estonia, Latvia, Lithuania, Poland, Romania, Slovakia, Slovenia, Cyprus and Malta. CEE countries that are not EU members will continue to be managed by our International Group. European sales already included sales in Hungary. For comparison purposes, International and European sales for the comparable year have been adjusted as if this change took place on January 1, 2007.

During 2008, we received 1,197 generic approvals in different European countries, corresponding to 142 compounds in 272 formulations, including three EMEA approvals which apply to all EU member states. In addition, as of December 31, 2008, Teva, including Barr, had approximately 4,326 marketing authorization applications pending approval in 30 European countries, relating to 256 compounds in 528 formulations, including 14 pending applications with the EMEA. Over the course of 2008, we continued to register products in Europe, using both the mutual recognition procedure and the newer decentralized procedure established by the European Union in an attempt to simplify and harmonize registration. The decentralized procedure allows simultaneous submission of an application to several member states. Due to historical court interpretations of “essential similarity” that have now been included in the decentralized procedure, it has become possible to register generic drugs containing different salts of the active ingredient.

Highlights for 2008 in Europe included:

•

U.K.: In the U.K., where we are the largest pharmaceutical company in terms of prescriptions, we recorded a slight decrease in sales in local currency terms due primarily to unfavorable market conditions, including reduced reimbursement by the government, price erosion and lower respiratory product sales as a result of the phase-out of CFC-based inhalers, which was not offset by sales of HFA-based products.

•

France: We continued to experience significant growth in sales in France, outperforming market growth and reaching a market share of approximately 10%. The French pharmaceutical market is characterized by increasing generic penetration, following a governmental reform which sought to eliminate disincentives for pharmacists to dispense generic products. Furthermore, the government imposed significant price decreases for new generic products that had only a minor effect on our sales.

•

The Netherlands: Despite the introduction as of June 1, 2008 of a preferential price policy for generic medicines, under which health insurers will only reimburse the lowest priced of a basket of commonly used drugs, we increased our market share to 34% of the generic market in the Netherlands.

•	Hungary: Despite continuing price decreases, we maintained our market share and slightly increased sales.

•	Spain: As a result of our mid-year acquisition of Bentley, our retail generic market share increased from 1% at the beginning of the year to nearly 10% by the end of the year.

•

Italy: We increased sales in the generic market as a result of new product launches and an agreement with a leading wholesaler, despite fierce price competition and slower than anticipated generic penetration.

•	Germany: Sales in Germany increased in 2008, despite the fact that sales under some AOK tenders awarded to Teva in 2007 were not realized due to ongoing legal challenges.

Certain European governments, which see generics as an opportunity to lower healthcare costs significantly, pursued various reforms in 2008. In the U.K., the government initiated the next stage of its reform of pharmacy remuneration, which resulted in further price reductions of generic products. In the Netherlands, a new “preference system” was introduced, which gives pharmaceutical companies an incentive to reduce prices by becoming exclusive suppliers to state insurers.

Pharmaceutical sales in Europe in 2007 amounted to $2,462 million, an increase of 22% compared to 2006 reflecting growth in nearly all of our markets, with the main contributors to this increase being the retail and respiratory business in the U.K. and the generic business in France, as well as increased sales of Copaxone® and Azilect®.

International

Our International group includes all countries other than the U.S., Canada, EU member states, and other Western European countries. Our pharmaceutical sales in these countries reached an aggregate of $1,561 million in 2008, an increase of 28% as compared to 2007. Net of currency appreciation, sales grew by 23%. Approximately 44% of our International pharmaceutical sales were generated in Latin America, 30% in Israel, and 26% in Russia and other regional markets.

The principal countries contributing to our Latin American pharmaceutical sales were Venezuela, Peru, Chile, Argentina and Mexico. The principal countries contributing to pharmaceutical sales in other international regions were Israel and Russia. In most of these markets, our products are marketed and sold as branded generics. Sales of branded generic products usually generate higher gross margins but also involve considerably higher marketing expenditures than do non-branded generic products (such as those sold in the United States and certain Western European countries).

In Latin America, sales grew by 22% in comparison with 2007 sales, representing increased sales both in U.S. dollar terms and in local currency terms, especially in Venezuela, Peru and Argentina. In the fourth quarter of 2008, many currencies in the region were devalued against the U.S. dollar. If currency devaluations continue in 2009, such actions will likely have an adverse effect on sales.

Sales in Israel increased mainly due to the increase of revenue from the distribution of third-party products and medical device sales. Sales also benefited positively from the appreciation of the Israeli shekel.

In Russia, our sales nearly doubled, with the increase in sales being the result of a substantial increase in Copaxone® sales, as well as growth in sales of generics.

Pharmaceutical sales in our International group during 2007 amounted to $1,223 million, an increase of 17% compared to 2006.

Global Branded Products

Innovative Products:

Copaxone®. In 2008, Copaxone® continued to be the leading MS therapy in the U.S., and established itself as the leading global MS drug. Global in-market sales grew by 32% over 2007, reaching $2.26 billion. Price increases and currency effects accounted for 17% of the increase, and unit growth accounted for the remainder. Substantial growth was also recorded in Europe and Russia.

U.S. in-market Copaxone® sales increased 26% to $1,378 million, and non-U.S. in-market sales increased 43% to $884 million compared to 2007. Growth in U.S. sales of Copaxone® was driven by price increases in February and August and to a lesser extent by increases in unit sales, whereas the increase in sales outside the U.S. was driven, among other things, by unit growth and favorable exchange rate effects. Markets outside the U.S. with substantial unit sales growth included France, Spain, Italy, U.K., Russia and Brazil. Our assumption of the distribution activities of Copaxone® in North America resulted in an increase in sales of $504 million in 2008 compared to 2007. U.S. sales accounted for 61% of global Copaxone® sales in 2008, compared with 64% in 2007.

In April 2008, we assumed the distribution of Copaxone® in the U.S. and Canada from our partner, Sanofi-Aventis. Under the terms of our distribution agreements with Sanofi-Aventis, Sanofi-Aventis is entitled to receive payment from us of previously agreed-upon termination consideration of 25% of the in-market sales in the U.S. and Canada through March 31, 2010, which we will record as an SG&A expense. Sanofi-Aventis also ceased sharing our Copaxone® sales and marketing expenses in North America that were recorded against SG&A in previous quarters. This change has resulted in increases in our net sales, gross profit and gross profit margin as well as an increase in SG&A expenses, resulting in a minimal negative effect on operating income in 2008.

We have an additional collaborative agreement with Sanofi-Aventis for the marketing of Copaxone® in Europe and other markets. Under the terms of this agreement, Copaxone® is co-promoted with Sanofi-Aventis in Germany, the U.K., France, Spain, the Netherlands and Belgium and is marketed solely by Sanofi-Aventis in the rest of the European markets, Australia and New Zealand. In the next few years, but mainly as of February 2012, we expect to gradually take over marketing responsibilities for Copaxone® in territories covered under this additional agreement, at which time Sanofi-Aventis will be entitled to pre-agreed residual payments for a period of two years, following a pattern similar to that under the North America agreement described above, but with substantially lower payments.

On July 11, 2008, we learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of our patents listed in the FDA’s Orange Book for the product. On August 28, 2008, we filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents, as well as trade secret misappropriation claims. Our lawsuit has triggered a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’s favor. On November 3, 2008, Sandoz, Inc. and Momenta Pharmaceuticals Inc. filed their answers to Teva’s complaint. The answers assert several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and enforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. Our response maintaining the validity and enforceability of all of the patents-in-suit was filed on December 8, 2008. On December 11, 2008 Sandoz International GmbH and Novartis AG brought a motion to dismiss Teva’s patent claims on personal jurisdiction grounds. Those defendants are also seeking to dismiss Teva’s trade secret misappropriation claims alleging that the Court has no jurisdiction over the trade secret claims.

To date, Copaxone® has been approved for marketing in 52 countries worldwide, including the U.S., Canada, Israel, all EU countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina.

In 2007, in-market global sales of Copaxone® amounted to $1,713 million, an increase of 21% over the previous year. U.S. sales in 2007 accounted for 64% of global sales of Copaxone®. The growth of in-market sales of Copaxone® in the U.S. in 2007 also reflected the impact of two price increases of 10% and 7%.

Azilect®. Azilect® (rasagiline tablets), our once-daily treatment for Parkinson’s disease, continued to establish itself in the U.S. and Europe. Global in-market sales in 2008 reached $175 million compared to $120 million in 2007, an increase of 46%. Azilect® is now available in 35 countries. We are working to prepare the submission of the promising results of the ADAGIO trial, and have already submitted the results of the tyramine study (as described above), to the FDA.

Respiratory Products. Our global respiratory product portfolio recorded a 5% increase in sales in 2008, reaching approximately $778 million. Not included in this figure were our sales in the U.S. of budesonide, which were reported as part of our generic drug sales. U.S. sales were driven by greater sales of ProAir™ (albuterol HFA), which maintained its market leadership in the HFA market, and higher sales of Qvar®. In Europe, increased sales in the Netherlands, Germany and France were partially offset by lower sales of CFC inhalers in the U.K. In the U.S., HFA propellant-based Albuterol products will in 2009 constitute about 100% of the propellant inhalers market, and we have captured approximately 55% of that opportunity.

All of our asthma products sold in Europe (except for beclomethasone in the United Kingdom) and in the U.S. are free of CFC propellants, which are being phased out worldwide under the Montreal Protocol, a 1987 international treaty to eliminate the production and use of ozone-depleting chemicals, and which may not be sold in the U.S. after December 31, 2008. Our current inhaler products contain the ozone-friendly propellant hydrofluoroalkane (HFA) in place of CFC.

In January 2008, we entered into a co-promotion agreement for the promotion of ProAir™ with UCB, a biopharmaceutical company with a U.S. sales force of 391 representatives. Together with our own U.S. respiratory product sales force, 621 salespeople are dedicated to promoting ProAir™ in the U.S.

Biogenerics and Biopharmaceuticals. During 2008, sales of biogeneric pharmaceuticals reached $63 million, as compared with $50 million in 2007. Most of these products are sold in markets outside the U.S. and Europe, while human growth hormone is also sold in the U.S. We intend to launch additional biopharmaceutical products in the coming years in the U.S., European and International markets.

Our acquisition of CoGenesys, Inc. in February 2008 further expanded our biopharmaceutical pipeline and provided access to albumin fusion technology enabling the development of long-acting biological drugs and additional protein-based medicines across broad therapeutic categories.

In September 2008, the European Commission’s Directorate General for Enterprise and Industry granted us a marketing authorization for our human granulocyte colony stimulating factor (GCSF) product. Our product is the first biosimilar GCSF to receive a marketing authorization in the EU and is currently marketed under the brand name TevaGrastim® in Germany and Lithuania, as well as in Russia. The brand product, Neupogen® Filgrastim, had sales of approximately $300 million in the EU in the twelve months ended June 30, 2008, based on IMS sales data.

It is expected that the biopharmaceutical market will make up nearly 30% of the pharmaceutical market by 2015, up from 15% in 2006, reflecting an anticipated compound annual growth rate of 12% for the period, as compared to a compound annual growth rate of 1% for small molecule pharmaceuticals.

In 2007, our sales of biopharmaceuticals reached $50 million, as compared with $30 million in 2006.

Active Pharmaceutical Ingredient (API) Sales

Overall sales of active pharmaceutical ingredients in 2008 amounted to $1,882 million, an increase of $422 million, or 29%, over 2007. Of this amount, API sales to third parties in 2008 amounted to $603 million, an increase of 7% compared to 2007. Intercompany API sales during 2008 amounted to $1,279 million, an increase of 42%, primarily as a result of a larger number of launches of vertically integrated products. The increase in third party sales is due to the growth in sales in Asia and North America.

In general, the substantially higher increase in internal sales in comparison to third party sales reflects a continued shift in opportunities of our pharmaceutical businesses and those of third parties. The high proportion of intercompany sales reflects the strategic importance of vertical integration and is one of the reasons for our high gross margins. The business environment for third party sales remained very competitive in 2008, with the main factors being increased competition from Indian and Chinese API manufacturers and ongoing consolidation of customers and competitors. We believe that our extensive API product portfolio, one of the broadest available in the industry, combined with our outstanding regulatory record and intellectual property rights, make our API division a leader in the industry.

Sales of active pharmaceutical ingredients to third parties in 2007 amounted to $561 million, a decrease of 4% over 2006. At the same time, intercompany sales of active pharmaceutical ingredients increased 21% and amounted to $899 million.

Other Income Statement Line Items

Gross Profit

Gross profit margins reached 53.8% in 2008, compared with 51.8% in 2007 and 50.7% in 2006. The higher margins in 2008 reflect the assumption of the distribution activities of Copaxone® in North America, as well as a favorable product mix, including the sale of products under exclusivity in the U.S., many of which are vertically integrated, increased sales of branded products and sales in branded markets, partially offset by foreign exchange rate impact.

Because of the Barr acquisition, we have an inventory step-up of approximately $270 million, on inventory that we expect will be consumed primarily during the first and second quarters of 2009, and our amortization of intangibles is expected to increase to an annual level of $477 million in 2009. Both of these factors will adversely affect our gross profit margins in 2009. Excluding the impact of both this inventory step-up and the amortization charges, we would expect our gross margins in 2009 to be in the range of 53%-56%.

In 2007, gross profit margins increased to 51.8%, in comparison to margins of 50.7% in 2006.

Research and Development (R&D) Expenses

Net R&D spending for 2008 grew by 35% over 2007 and reached $786 million. This amount of R&D spending represents an increase from 6.2% of net sales in 2007 to 7.1% in 2008. This higher spending rate is in accordance with our strategic decision to double our 2007 R&D output by 2012. We recorded significant increases in R&D spending in generic R&D activities as well as our biogeneric R&D, including research at Teva Biopharmaceuticals USA (formerly CoGenesys), acquired in March 2008. In addition, R&D spending increased on innovative and respiratory projects. Approximately 60% of our 2008 R&D expenditures were for generic R&D, and the balance was for our innovative products, respiratory products and biogenerics.

In 2009, our R&D expenses are expected to be between 7.0-7.5% of net sales.

Research and development expenses increased in 2007 to $581 million from $495 million in 2006, an increase of 17%.

Research and Development In-Process (IPR&D)

IPR&D write-offs in 2008 were $1,402 million and attributable to the acquisitions of Barr, CoGenesys and Bentley. IPR&D write-offs in 2006 were $1,295 million and attributable primarily to the Ivax acquisition.

Selling and Markeing (S&M)

S&M expenses in 2008 amounted to $1,842 million, an increase of 46% over 2007. As a percentage of sales, S&M expenses increased to 16.6% for 2008 from 13.4% for 2007. The increase is primarily due to our assumption of the distribution activities of Copaxone® in the U.S. and Canada as of April 1, 2008. S&M expenses are expected to increase as a percentage of sales compared to 2008 due to the fact that in 2009 we will have four full quarters of payments to Sanofi-Aventis in the U.S. and in 2008 we had only three. These payments to Sanofi-Aventis with respect to North American distribution activities will end on March 31, 2010. As with gross margins, a portion of the amortization of intangibles that result from the Barr acquisition will increase our S&M expenses in 2009. Excluding the impact of this amortization, we would expect S&M expenses in 2009 to be in the range of 16-18% of sales.

S&M expenses in 2007 amounted to $1,264 million, an increase of 23% over 2006, and as a percentage of sales, S&M expenses increased to 13.4% for 2007 from 12.2% for 2006.

General and Administrative Expenses (G&A)

G&A expenses in 2008 amounted to $669 million, an increase of 5% over 2007. As a percentage of sales, G&A expenses decreased to 6.0% for 2008 from 6.8% for 2007. The decrease is primarily due to our expense control initiative. G&A as a percentage of sales for 2009 is expected to be just under 6%.

G&A expenses in 2007 amounted to $637 million, an increase of 16% over 2006, and as a percentage of sales, G&A expenses increased to 6.8% for 2007 from 6.5% for 2006.

Financial Expenses

In 2008, financial expenses amounted to $318 million, compared with expenses of $42 million during 2007. The increase in financial expenses is primarily attributable to a write-down of $343 million in the carrying value of our portfolio of auction rate securities as a result of what is considered an other than temporary reduction of the fair market value of these securities, and a write-down of other financial assets. Those write-downs were partially offset by $100 million received in connection with a settlement agreement with an institution related to our investment in auction rate securities. In addition to these items, financial expenses were impacted by a write off of approximately $40 million of other financial assets to their fair market value.

In 2009, our interest expenses are expected to increase significantly as the result of the increased borrowing levels and the reduced cash level resulting from the financing of the Barr acquisition. Interest expenses in 2009 are expected to reach a level of $200-$250 million.

Tax Rate

The provision for taxes as a percentage of pre-tax income amounted to 22% in 2008, compared with 17% in 2007 and 22% in 2006. The increase in the effective tax rate in 2008 was primarily due to IPR&D charges which are not tax deductible.

The statutory Israeli corporate tax rate was 27% in 2008 compared to 29% in 2007 and 31% in 2006. It is scheduled to further decrease to 26% in 2009 and 25% in 2010 and thereafter. However, these decreases are expected to have a relatively small impact on our provision for taxes, as our effective consolidated tax rates have historically been considerably lower, since a major portion of our income in Israel is derived from “approved enterprises” (as more fully described in “Item 10: Additional Information—Israeli Taxation” below) which benefit from reduced tax rates which have not been changed, and from certain operations outside of Israel,where we have enjoyed lower tax rates, which represent an increasingly larger portion of our consolidated taxable income.

Most of our investments in Israel were granted approved enterprise status, which confers certain tax benefits. These benefits include a long-term tax exemption for undistributed income generated by such projects, and lower rates of tax on dividends distributed from other projects, the source of which is approved enterprise income, for the periods set forth in the law, as described in “Item 10: Additional Information—Israeli Taxation.”

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including statute of limitations, settlements and the constant changes in the products and geographical mix of our sales, as well as the effect of any mergers and acquisitions. Furthermore, following the acquisition of Barr, we anticipate that our effective tax rate will increase in light of Barr’s higher historical tax rate compared to ours.

Net Income and Earnings Per Share

Net income in 2008 was $635 million. The significantly lower net income in 2008 was mainly due to the Barr and CoGenesys purchase accounting write-offs, including $992 million and $382 million, respectively, related to the write-off of IPR&D. Diluted earnings per share reached $0.78 in 2008, a decrease of 67% compared to the diluted earnings per share in 2007. Net income totaled $1,952 million in 2007, as compared with $546 million in 2006—a year in which we also recorded significant IPR&D charges, in that case, as a result of the Ivax acquisition, and diluted earnings per share amounted to $2.38 and $0.69 in 2007 and 2006, respectively.

During early 2007, we spent $152 million to repurchase approximately 4 million of our shares at an average price of $34.73 per share, pursuant to an authorization in November 2006 by the board of directors to repurchase up to $600 million of our securities.

The share count used for the fully diluted calculation for 2008, 2007 and 2006 was 820 million, 830 million and 805 million shares, respectively.

During 2007, the remainder of the $450 million of 0.375% Convertible Senior Debentures due 2022 ($63 million) were converted following the conversion of approximately $182 million of these debentures during 2006.

2009 Known Trends

In 2009, we expect to record the following major expenses:

•	An inventory step up related to inventory acquired as part of the Barr acquisition in the amount of approximately $270 million, divided mostly over the first and second quarter of 2009;

•	Amortization of intangible assets of approximately $475 million, a significant portion of which relates to our acquisition of Barr;

•	Restructuring expenses resulting from the acquisition of Barr and the integration of the Barr operations with the rest of our operations;

•	R&D expenses in the range of between 7.0% and 7.5% of net sales; and

•	Interest expenses at a level of $200-$250 million, resulting from the increased borrowing levels and the reduced cash level resulting from the financing of the Barr acquisition.

Recent global economic conditions have resulted in considerable volatility in global currency markets, with the U.S. dollar having risen quite dramatically in the fourth quarter of 2008 and early 2009 against major European and other currencies. If exchange rates in effect at the time of this filing prevail during 2009, the dollar value of our sales outside of the United States, in comparison to 2008, will be significantly diminished.

We believe that the number of shares used for our calculation of fully diluted earnings per share in 2009 should be approximately 915 million.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after excluding the following items, net of a countervailing tax effect of $67 million related to the exclusion of such items and other taxes, which we believe facilitates an understanding of the trends underlying our business:

In 2008:

•	$1,402 million related to a write-off of in-process R&D, which was primarily in connection with the acquisitions of Barr and CoGenesys;

•	$375 million in charges relating to other than temporary impairment of financial assets (mainly auction rate securities);

•	$107 million in charges relating to impairment of intangible assets;

•	$100 million income in connection with a settlement agreement with an institution related to Teva’s auction rate securities;

•	$17 million in charges relating to five different legal settlements, partially offset by income received from an additional settlement; and

•	$5 million in charges relating to an inventory step-up.

In 2007: Management considers that there were no items appropriate for adjustment in 2007.

The data so presented—after these exclusions—are the results used by management and our board of directors to evaluate the our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed “work plans” for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

This data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

	Year Ended December 31,			Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2008	2007	2006	2008	2007	2006	2008-2007	2007-2006
	U.S. dollars and shares in millions (except per share amounts)%				%	%	%	%
Supplemental non-GAAP income data:
Net sales	11,085	9,408	8,408	100.0%	100.0%	100.0%	18	12
Gross profit	5,973	4,877	4,354	53.9	51.8	51.8	23	12
Income before income taxes	2,633	2,353	2,192	23.8	25.0	26.1	12	7
Provision for income taxes	252	397	327	2.3	4.2	3.9	(37)	21
Effective tax rate	10%	17%	15%
Non-GAAP net income	2,374	1,952	1,867	21.4	20.8	22.2	22	5
Fully diluted non-GAAP earnings per share	2.86	2.38	2.30				20	3
Weighted average number of shares	837	830	822

The below table provides a reconciliation of our U.S. GAAP reported results and these supplemental non-GAAP data:

	Year Ended December 31,
	2008	2007	2006
	U.S. dollars in millions (except per share amounts)
Reported net income	$635	$1,952	$546
Purchase accounting adjustments:
Acquisition of research and development in process	1,402	—	1,277
Inventory step-up	5	—	95
Impairment of intangible assets and other assets	107	—	—
Restructuring and impairment expenses	—	—	46
Acquisition of research and development in process—other	—	—	25
Legal settlement	17	—	50
Settlement with an institution relating to auction rate securities	(100)	—	—
Impairment of financial assets	375	—	—
Release of prior years’ income tax provisions, tax applicable to the above items and other taxes	(67)	—	(172)

Non-GAAP net income	$2,374	$1,952	$1,867

Diluted earnings per share:
Reported ($)	0.78	2.38	0.69
Non-GAAP($)	2.86	2.38	2.30

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, pound sterling, Hungarian forint, NIS, Canadian dollar, Russian ruble and Czech koruna) affect our results. During 2008, the movements of the main currencies relevant to us, relative to the U.S. dollar, have been more significant than in previous years. The Hungarian forint, the euro and the NIS revalued against the dollar by 7%, 7% and 13%, repectively, while the pound sterling devalued against the U.S. dollar by 8%. In addition the Canadian dollar was revalued against the U.S. dollar by 1%, the Russian ruble was revalued against the U.S. dollar by 4% and the Czech koruna was revalued against the U.S. dollar by 4% (when average compared to average).

While the appreciation of non-U.S. currencies contributed approximately 2% to the overall sales during 2008 in comparison with 2007 sales, we also recorded increased expenses due to these currency fluctuations and, as a result overall, changes in the exchange rates had a negative effect on our operating profit and net income.

During the fourth quarter of 2008, there was a directional change in currency movements against the U.S. dollar which continued into 2009. This shift decreased non U.S. dollar sales in the fourth quarter of 2008 and is further impacting sales in 2009.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances. Please refer to Note 1 to our consolidated financial statements included in this annual report for a summary of all of our significant accounting policies.

Revenue Recognition and Sales Reserves and Allowances

Revenue is recognized generally when title and risk of loss for the products is transferred to the customer. Provisions for sales reserves and allowances are established concurrently with the recognition of revenue. Accordingly, and in compliance with EITF 01-9, reported net sales is presented net of those deductions. These provisions primarily relate to sales of pharmaceutical products in the North American marketplace, principally the United States. The following briefly describes the nature of each deduction and how provisions are estimated in our financial statements.

Provisions for chargebacks, returns, rebates, other promotional items and price protection provisions are included in “Sales reserves and allowances” under the heading of current liabilities on our balance sheet included in the accompanying financial statements. Prompt pay discount provisions are netted against “Accounts receivable.” We adjust these provisions in the event that it appears that the actual amounts may differ from the estimated provisions.

Chargebacks. We have arrangements with various third parties, such as managed care organizations and drug store chains, establishing prices for certain of our products. While these arrangements are made between us and the customers, the customers independently select a wholesaler from which they purchase the products. Alternatively, certain wholesalers may enter into agreements with the customers, with our concurrence, that establish the pricing for certain products which the wholesalers provide. Under either arrangement, we will issue a credit (referred to as a “chargeback”) to the wholesaler for the difference between the invoice price to the wholesaler and the customer’s contract price.

Provisions for chargebacks are the largest component of our revenue recognition process, involving estimates of contract prices across in excess of 1,000 products and multiple contracts with multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion with an increase or decrease in sales.

Provisions for estimating chargebacks are calculated using historical chargeback experience, or expected chargeback levels for new products. Chargeback provisions are compared to externally obtained distribution channel reports for reasonableness. We regularly monitor the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from estimated provisions. In addition, we consider current and expected price competition when evaluating the provision for chargebacks.

Returns. Under certain conditions, the customer is able to return its purchases to us. We record a reserve for estimated sales returns in accordance with the provision of FAS 48, “Revenue Recognition When Right of Return Exists.” The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2007 and 2008 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

Shelf Stock Adjustments. The custom in the pharmaceutical industry is generally to grant customers a shelf stock adjustment based on the customers’ existing inventory contemporaneously with decreases in the market price of the related product. The most significant of these relate to products for which an exclusive or semi-exclusive period exists. Provisions for price reductions depend on future events, including price competition, new competitive launches and the level of customer inventories at the time of the price decline. We regularly monitor the competitive factors that influence the pricing of its products and customer inventory levels and adjust these estimates where appropriate.

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

Medicaid and Other Governmental Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. We estimate these rebates based on historical trends of rebates paid as well as on changes in wholesaler inventory levels and increases or decreases in sales.

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

Sales reserves and allowances for third-party sales of pharmaceutical products to U.S. customers at December 31, 2008 and 2007 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 90% of our total sales reserves and allowances as of December 31, 2008, with the balance primarily in Canada and the U.K.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2006	$61	$760	$212	$460	$1,493
Provisions related to sales made in current year period	165	2,431	106	1,075	3,777
Provisions related to sales made in prior periods	9	30	8	2	49
Credits and payments	(139)	(2,521)	(104)	(900)	(3,664)

Balance at December 31, 2007	$96	$700	$222	$637	$1,655

Acquisition of Barr	15	106	116	144	381
Provisions related to sales made in current year period	213	3,022	155	1,508	4,898
Provisions related to sales made in prior periods	(4)	20	(10)	(32)	(26)
Credits and payments	(189)	(2,758)	(107)	(1,163)	(4,217)

Balance at December 31, 2008	$131	$1,090	$376	$1,094	$2,691

Rebates & Other Sales Reserves and Allowances include rebates for both customer programs and government, shelf stock adjustments and other promotional programs. Rebates represent the majority of the reserve. Other sales reserves which were not rebates represented 6% of the total reserve balance on both December 31, 2008 and 2007, and 3% and 6% of the total provisions for the years ended December 31, 2008 and 2007, respectively.

Reserves for the year ended December 31, 2008 increased by approximately $1,036 million. The most significant increase was related to the incorporation of the Barr reserves of approximately $381 million. The chargeback reserve, excluding the impact of Barr acquisition, increased by approximately $284 million over the December 31, 2007 reserve. Since chargeback reserves are calculated on a product and customer basis, changes may not appear to be directly reflective of the overall change in net sales due to a change in any one variable. Rebates and other sales reserves, excluding the impact of the Barr acquisition, have increased by approximately $312 million. The increase is primarily related to the following: approximately $75 million due to the transition of Copaxone® distribution activities, where previously these reserves were recorded by Sanofi-Aventis; approximately $159 million due to an increase in managed care and Medicaid rebates associated with ProAir HFATM ; and the remainder due to growth in generic sales and an increase in price protection related to the significant launches with exclusivity. The conversion of CFC to HFA has led to greater utilization of managed care, Medicaid rebates and retail rebates.

Actual inventory on hand with our customers may be higher or lower due to differences between actual and projected demand. We monitor inventory levels to minimize risk of excess quantities. As is customary in the industry, we may provide additional incentives to wholesalers for the purchase of certain inventory items or in relation to wholesale trade shows. Revenue is recognized for sales associated with the incentives and launches, in accordance with the criteria in Staff Accounting Bulletin (“SAB”) 104: primarily whether the product ownership was transferred to the customer and whether provisions for sales deductions, such as chargebacks, returns, rebates, promotional and other incentives and price adjustments, can be reasonably estimated.

Expenses in Connection with Collaboration Agreements

Expenses incurred in relation to third party cooperation arrangements, including certain litigation settlements, are recorded and generally included in cost of sales where the third party is a supplier of product or related product components. In other cases, payments are generally considered marketing costs and are included in selling, general and administrative expenses.

Income Taxes

The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.

FIN 48 requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations.

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing deferred taxes, as it is our intention to hold these investments, rather than realize them.

We intend to permanently reinvest the amounts of tax exempt income derived from our status as an Approved Enterprise in Israel and do not intend to declare dividend distributions from such income. Therefore, no deferred taxes have been provided in respect of such tax exempt income.

Since we do not expect non-Israeli subsidiaries to distribute taxable dividends in the foreseeable future, we do not provide for related taxes.

Contingencies

We are from time to time subject to claims arising in the ordinary course of our business, including patent, product liability and other litigation. In determining whether liabilities should be recorded for pending litigation claims, we assess the allegations made and the likelihood that we will be able to defend against the claim successfully. When we believe that it is probable that we will not prevail in a particular matter, we estimate the amount of liability based in part on advice of legal counsel.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw and packaging materials and purchased products—mainly on a “moving average” basis; finished products and products in process; raw material and packaging component—mainly on a “moving average” basis; labor and overhead—on an average basis over the production period.

Our inventories generally have a limited shelf life and are subject to impairment as they approach their expiration dates. We regularly evaluate the carrying value of our inventories and when, in our opinion, factors indicate that impairment has occurred, we establish a reserve against the inventories’ carrying value. Our determination that a valuation reserve might be required, in addition to the quantification of such reserve, requires us to utilize significant judgment. Although we make every effort to ensure the accuracy of forecasts of future product demand, any significant unanticipated decreases in demand could have a material impact on the carrying value of our inventories and reported operating results. To date, inventory adjustments have not been material.

Valuation of Intangible Assets, Marketable Securities and Long-Lived Assets

Intangible assets

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Pursuant to FAS 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but rather is tested annually for impairment.

Intangible assets consist mainly of marketing and other rights relating to products in respect of which an approval for marketing was provided by the FDA or an equivalent agency. Intangible assets are amortized mainly using the straight-line method over their estimated period of useful life. In conjunction with acquisitions of businesses or product rights, we allocate the purchase price based upon the relative fair values of the assets acquired and liabilities assumed. In certain circumstances, fair value may be assigned to purchased in-process technology and expensed immediately.

We regularly assess whether indefinite life intangibles and goodwill have been impaired and will adjust the carrying values of these assets whenever events or changes in circumstances indicate that some or all of the carrying value of the assets may not be recoverable. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances of our businesses and products. Future events could cause us to conclude that impairment indicators exist and that the carrying values of our intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. No impairment losses relating to goodwill and indefinite life intangible assets have been recorded to date.

We evaluate the recoverability and measure the possible impairment of goodwill under FAS 142. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Our estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare, on an operating unit level, our estimate of fair value for such operating unit to the book value of the operating unit. If the book value of any of the operating units is greater than the estimate of its fair value, we would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. Such implied fair value is determined by allocating the fair value of the operating unit to all of the assets and liabilities of that unit as if the operating unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the operating unit. The excess of the fair value of the operating unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the operating unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

We have selected December 31 as the date on which to perform our annual impairment test for goodwill and other indefinite life intangible assets.

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

Long-lived assets

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows.

Recently Issued Accounting Pronouncements

On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities on its consolidated financial statements.

In November 2008, the FASB ratified EITF issue No. 08-07, “Accounting for Defensive Intangible Assets” (EITF 08-7). EITF 08-7 gives guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141R and SFAS No. 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of EITF 08-7 on its consolidated financial position and results of operations.

In December 2008, the FASB issued FSP 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1). FSP 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The adoption of this pronouncement will not have a material impact on the consolidated financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (the “FSP”), which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retroactive application to the terms of instruments as they existed for all periods presented. The FSP is effective for us as of January 1, 2009, and early adoption is not permitted. The adoption of this FSP will primarily affect the accounting for the Company’s 0.25% Senior Convertible Debentures due 2026 and 1.75% Senior Convertible Debentures due 2026 and will result in increased interest expense of approximately $28 million in 2009, and a negligible effect on diluted earnings per share. The retroactive application of this FSP to years 2006 through 2008 will result in increased annual interest expense of approximately $47 million, $54 million and $30 million in 2006, 2007 and 2008, respectively.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”), as an amendment to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at the closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Teva, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of FAS No. 141R this could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. The adoption of FAS 160 will not have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

On December 31, 2008, our working capital was $2.9 billion, compared to $4.5 billion at December 31, 2007. The devaluation of non-U.S. dollar currencies relative to the U.S. dollar in the latter part of 2008 reduced the various working capital items. Overall, the weakened currencies reduced working capital by $271 million. Cash, cash equivalents and short- and long-term investments decreased by $1.2 billion, reflecting mainly the acquisition of Barr as well as the decrease of our carrying value for our auction rate securities. Accounts receivables increased by $1.1 billion, representing mainly the inclusion of Barr. Inventories increased by $956 million, in large part due to an effort to increase service levels in an effort to improve our ability to meet customer requirements for products that may have otherwise been in short supply and our ability to promptly respond to our customers’ special requests, and due to the inclusion of Barr’s inventories in our balance sheet. Total current liabilities increased by $3.1 billion, reflecting a net increase in short-term credit of $1.1 billion, in connection with the bridge financing of the Barr acquisition and an increase in accounts payable and accruals of $2 billion.

In December 2008, we drew down an aggregate of $1.75 billion in bridge loan facilities with Bank Hapoalim B.M. and Bank Leumi USA, which will mature in November 2009. The proceeds of the loans were used toward funding our Barr acquisition. Teva Pharmaceuticals USA, Inc. is the borrower under the facilities, which we have guaranteed.

In October 2008, Barr amended its unsecured credit facilities with Bank of America to permit them to remain in place following the consummation of our acquisition of Barr. The facilities have outstanding balances of approximately $1.9 billion that mature on dates from 2011 until 2013, mainly in 2011. An additional revolving credit facility of $280 million is unutilized. As part of the amendments, effective upon closing, Teva has guaranteed the obligations of the borrowers under the facilities.

In December 2008, we signed a financing agreement with the European Investment Bank (EIB) under which we received €200 million in January 2009 to invest in our European generic and biogeneric R&D activities amounting to at least €400 million over the next four years.

Shareholders’ equity on December 31, 2008 reached $16.3 billion, up by $2.6 billion from December 31, 2007. Most of the increase represents the issuance of shares in connection with the Barr acquisition.

As of December 31, 2008, we held auction rate securities with a principal amount of $450 million, compared with $655 million held on December 31, 2007. The change resulted primarily from the sale of $218 million principal amount of such securities. Auction rate securities are long-term securities with maturities ranging from 10 to 40 years and were designed to offer liquidity through an auction, generally every 28 days. The uncertainties in the credit markets have resulted in unsuccessful auctions for the auction rate securities that we hold. Consequently, the interest on these securities was increased as per their terms, and the securities were reclassified as long-term. As auctions for these securities have not been held since mid-2007 and due to a downgrade in rating of certain of these securities, we reassessed their fair market value as of December 31, 2008. Based on a valuation model the fair value of these securities was reduced by approximately $352 million on an accumulated basis, of which $343 million is considered “other than temporary” and thus charged in 2008 to earnings under finance expenses. $9 million is recorded as a balance sheet item under Other Comprehensive Income. As a result, the value at which we carry our auction rate securities at December 31, 2008 amounted to $98 million, which represents approximately 5% of our cash and marketable securities.

During 2008, days sales in inventory (which has been calculated excluding the impact of the Barr acquisition), which began the year at approximately 176 days, increased to 206 days at the end of 2008. The primary reason for the increase is higher inventories of finished goods in an effort to improve customer service. The “days sales outstanding” (“DSO”) reached 51 days in December 2008 compared with 63 days as of December 31, 2007, primarily due to the pantoprazole sales in late December 2007, which resulted in a significantly higher level of receivables. The DSO calculation is made on a net basis after netting out provisions for sales returns and allowances from account receivables in the amount of $2.7 billion for December 2008 and $1.73 billion for December 2007. A net DSO calculation is presented in order to facilitate a more meaningful comparison with similar calculations by our peers. The account payables days decreased from 44 days in 2007 to 43 days in 2008.

Cash generated by operations for 2008 amounted to $3.23 billion, as compared with $1.81 billion in 2007, representing mainly the high net income generated during 2008 excluding the write-off of research and development in process and other items as mentioned above. In addition, high sales of products towards the end of 2007 resulted in increased cash generation in the beginning of 2008. Investment in fixed assets in 2008 amounted to $681 million, an increase of 26%, compared to $542 million in the previous year. Depreciation in 2008 and 2007 represented 45% and 50% of the total investment in fixed assets, respectively.

Among the more significant capital expenditures during 2008 were further investments in our new pharmaceutical facility in Jerusalem, the expansion of our API facility in southern Israel and our API plants in India and Hungary, and the deployment of modernized information systems, including the continued roll-out of the new enterprise resource planning (“ERP”) system in Israel and worldwide. In general, these investments are intended to enable us to face future challenges and capture future opportunities.

During 2008, we paid $388 million in dividends, compared to $299 million in 2007. During 2007, we spent $152 million to repurchase approximately 4 million of our shares, as compared with no repurchases in 2008.

We announced a dividend for the fourth quarter of 2008 of NIS 0.60 (14.7 cents as per the rate of exchange on February 16, 2009) per share, representing an increase from NIS 0.45 (12.6 cents), which is the average of the dividends declared for each of the first three quarters of 2008. Actual payment of dividends for the fourth quarter of 2008, which is expected to take place on March 12, 2009, will be made with respect to ADSs on the basis of the USD—NIS exchange rate as of March 9, 2009.

Cash flow from operations, net of capital investments and dividends paid, amounted to $2,223 million in 2008, compared to $1,013 million in 2007. This net increase is mainly due to the increase in cash flow from operations.

In addition to financing obligations as reflected by short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at rates ranging mainly from 0.5% to 10% of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years, commencing on the date of the first royalty payment.

We have also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% to 5.0% of sales relating to certain products, the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing in 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, we will not be obligated to pay any such royalties. The maximum amount of the contingent liability in respect to royalties to the Government as of December 31, 2008 amounted to approximately $12 million.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. As of December 31, 2008, we are not aware of any material pending infringement action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We currently meet all applicable financial ratios.

Our principal sources of short-term liquidity are existing cash and investments in liquid securities, as well as internally generated funds, which we believe are sufficient to meet our operating needs and anticipated capital expenditures over the near term. Our existing cash is generally invested in liquid securities that bear fixed and floating interest rates.

In connection with the acquisition of Barr, we issued approximately 69 million additional shares in December 2008. In addition, we used $2.6 billion of our existing cash resources, together with a total of $1.75 billion in proceeds from bridge facilities, to pay the cash portion of the purchase price for the acquisition of Barr. The facilities will mature in November 2009.

Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements, as defined in Item 5.E of the instructions to Form 20-F.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2008:

	Payment due by period
	Total	Less than 1 year	1-3 years		3-5 years		More than 5 years
	(U.S. dollars in millions)
Long-term debt obligations, including estimated interest	$8,547	$415	$4,265	*	$848	**	$3,019	***
Operating lease obligations	297	69	114		42		172
Purchase obligations (including purchase orders)	1,250	1,246	4		—		—

Total	$10,094	$1,730	$4,383		$890		$3,091

*	Includes $619 million of 0.25% Convertible Senior Debentures due 2024, with a first redemption date of February 1, 2010, $813.5 million of 1.75% Convertible Senior Debentures due 2026, with a first redemption date of February 1, 2011, $575 million of 0.25% Convertible Senior Debentures due 2026 with a redemption date of February 1, 2011 and $1,490 million of the debt assumed in connection with the Barr acquisition.
**	Includes $450 million of 0.5% Convertible Senior Debentures due 2024, with a first redemption date of February 1, 2014.
***	Includes $487 million of 5.55% Senior Notes due 2016 and $993 million of 6.15% Senior Notes due 2036.

We adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” as of January 1, 2007. The total amount of unrecognized tax benefits for uncertain tax positions was $631 million at December 31, 2008. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, FIN 48 obligations are not included in the above table. We do not expect a significant tax payment related to these obligations within the next year.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information as to the executive officers and directors of Teva as of February 2, 2009:

Executive Officers

Name	Age	Officer Since	Position
Shlomo Yanai	56	2007	President and Chief Executive Officer

Isaac Abravanel	54	2007	Corporate Vice President—Human Resources

Eyal Desheh	56	2008	Chief Financial Officer

Chaim Hurvitz (1)	48	1995	Group Vice President—International

Prof. Itzhak Krinsky	56	2005	Corporate Vice President—Business Development

Moshe Manor	53	1995	Group Vice President—Global Branded Products

William S. Marth	54	2005	President and Chief Executive Officer—Teva North America and President and CEO—Teva Pharmaceuticals USA, Inc.

Dr. Gerard Van Odijk	51	2006	Group Vice President—Europe and President and CEO—Teva Pharmaceuticals Europe B.V.

Eli Shohet	52	1999	Chief Integration Officer

Dr. Ben-Zion Weiner	64	1986	Chief R&D Officer

Aharon Yaari	57	2002	Group Vice President—Teva Generic Systems

Ron Grupel	58	1993	Internal Auditor

Uzi Karniel	66	1979	Chief Legal Officer and Corporate Secretary

Directors

Name	Age	Director Since	Term Ends
Eli Hurvitz—Chairman (l)(2)	76	1968	2011
Dr. Phillip Frost—Vice Chairman	72	2006	2009
Roger Abravanel	63	2007	2009
Ruth Cheshin (2)	72	1989	2011
Abraham E. Cohen	72	1992	2010
Amir Elstein	53	2009	2010
Prof. Meir Heth	76	1977	2009
Prof. Roger Kornberg	61	2007	2010
Prof. Moshe Many	80	1987	2010
Dr. Leora (Rubin) Meridor (3)	61	2002	2011
Joseph Nitzani (3)	61	2008	2011
Dan Propper	67	2007	2010
Dov Shafir	77	1969	2009
David Shamir	48	2004	2009
Ory Slonim	65	2008	2011

(1)	Eli Hurvitz is the father of Chaim Hurvitz, Teva’s Group Vice President-International.
(2)	Ruth Cheshin and Eli Hurvitz are sister and brother-in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

Executive Officers

Shlomo Yanai has been the President and Chief Executive Officer of Teva since March 2007. Prior to joining Teva, Mr. Yanai was President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Before joining Makhteshim-Agan, Mr. Yanai served in the Israel Defense Forces (the “IDF”) for 32 years, where he achieved the rank of Major General, the highest rank below Chief of Staff, and successively held two of the most senior positions within the IDF: Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. Mr. Yanai was a board member of Bank Leumi Le-Israel Ltd. from 2004 until 2007 and of Lycord Natural Products Industries (a wholly owned subsidiary of Makhteshim-Agan) from 2003 until 2008. Mr. Yanai is a member of the International Advisory Board of the M.B.A. program of Ben-Gurion University and an honorary member of the Board of the Herzliya Interdisciplinary Center’s Institute for Policy and Strategy. Mr. Yanai has received numerous awards, among them the Israel Defense Forces Distinguished Service Medal in 1973, the Max Perlman Award for Excellence in Global Business Management in 2005 and the Dun & Bradstreet Leadership Excellence Award in 2006. Mr. Yanai received a B.A. in political science and economics from Tel Aviv University and an M.P.A. in national resources management from George Washington University, and is a graduate of the Advanced Management Program of the Harvard Business School.

Isaac Abravanel joined Teva in September 2007 as Corporate Vice President—Human Resources. From 2005 to 2007, he was Deputy CEO of Bezeq Israel Telecommunications Co. Ltd., responsible for operations, the business sector, the private sector, and human resources, and from 2001 to 2005, was the Senior VP of Operations & Customer Service at Pelephone Communications Ltd. From 1998 to 2000, he held the position of Executive Director of Israel’s Association of Chambers of Commerce. Mr. Abravanel retired from the IDF in 1998 after serving as head of the Planning Division of the Human Resources Branch of the IDF. Mr. Abravanel holds a B.A. and an M.A. in political science from Haifa University.

Eyal Desheh became Chief Financial Officer in July 2008. From 2000 until 2008, he was Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Prior to joining Check Point, Mr. Desheh served as Chief Financial Officer of Scitex Corporation Ltd. Before joining Scitex, he held a number of finance management and business development roles at Teva, including, from 1989 to 1995, the position of Deputy CFO. Mr. Desheh holds a bachelor’s degree in Economics and an MBA in Finance, both from the Hebrew University.

Chaim Hurvitz has served as Group Vice President—International since April 2002. He was President and CEO of Teva Pharmaceuticals Europe from 2001 to 2002 and Vice President—Israeli Pharmaceutical Sales from May 1999 until April 2002. He served as President and CEO of Teva Pharmaceuticals Europe, B.V. from 1995 to 1999. From 1993 to 1995, he was the General Manager of Teva’s European Office in The Netherlands and from 1991 to 1992, he was the head of the pharmaceutical and OTC departments of Abic Ltd., a Teva subsidiary. He received his B.A. in political science and economics from Tel Aviv University in 1985.

Prof. Itzhak Krinsky joined Teva as Corporate Vice President for Business Development in May 2005. Prior to joining Teva, Prof. Krinsky was a managing director with The Silverfern Group, Inc. from January 2003 until February 2005 and until joining Teva, he was a managing director with Trenwith Securities, LLC, both investment banking boutiques in New York City. From July 2001 until December 2002, Prof. Krinsky was a managing director of I. Krinsky, Financial & Investment Consulting in New York City and, from January 1998 until May 2001, a senior strategist with the Investment Banking Research and Strategy Group of Bankers Trust and later a managing director in the Acquisition and Corporate Advisory Group of Deutsche Bank Securities in New York City. Prof. Krinsky’s academic career includes a position as Professor of Finance & Business Economics, Michael G. DeGroote School of Business, McMaster University, Ontario, Canada, as well as extensive publications in leading academic journals. He received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

Moshe Manor became Group Vice President—Global Branded Products in January 2009 after serving as Group Vice President—Global Innovative Resources since January 2006. Mr. Manor was Vice President— Global Products Division from 2002 until January 2006. Previously, he was Vice President of Strategic Product Planning from 2000 to 2002 and Vice President Israel Pharmaceutical Sales from 1995 to 2000. He was the General Manager of Teva-labeled products in Israel from 1993 to 1994 and Marketing Director of the Israeli Pharmaceutical Division from 1989 to 1993. He received his B.A. in economics from the Hebrew University in 1982 and his M.B.A. from Tel Aviv University in 1985.

William S. Marth has served as President and Chief Executive Officer of Teva North America since January 21, 2008 and as President and Chief Executive Officer of Teva USA since January 2005. He was previously Executive Vice President of Teva USA from January 2002 to January 2005. From July 1999 to January 2002, he was Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. On February 2008, Mr. Marth was elected Chairman of the Generic Pharmaceutical Association where he is also a member of the executive committee. Mr. Marth received his B.Sc. in pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management in Chicago, Illinois. Mr. Marth serves on various boards and committees, including the executive committee of the Generic Pharmaceutical Association.

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

Eli Shohet has been with Teva since 1986. Since August 2008, Mr. Shohet has been Chief Integration Officer in connection with the Barr acquisition. He was previously Chief Economist and assistant to Teva’s CEO from 1989 to 1993, president of Plantex USA from 1993 to 1996, director of Business Development for Teva’s API division from 1996 to 1999, Vice President of Business Development from 1999 until 2006, Vice President of the Central and Eastern Europe Region (CEE) from 2006 until 2008 and Senior Vice President—Europe responsible for regional markets during 2008. He received his B.A. in economics from Bar-Ilan University in 1986.

Dr. Ben-Zion Weiner has been with Teva since 1975. In January 2006, Dr. Weiner became Chief R&D Officer. Dr. Weiner was Vice President—Global Products from April 2002 until January 2006, and Vice President—Research and Development from 1986 to 2002. In 1975, Dr. Weiner received a Ph.D. in chemistry from the Hebrew University, where he also received B.Sc. and M.Sc. degrees. He conducted his post-doctorate research at Schering-Plough Corporation in the United States. He was granted the Rothschild Prize for Innovation/Export twice, in 1989 for the development of Alpha D3 for dialysis and osteoporosis patients and in 1999 for the development of Copaxone® for multiple sclerosis.

Aharon Yaari became Group Vice President—Teva Generic Systems in February 2009 after serving as Group Vice President—Global API division since January 2006. Previously, he was Vice President—Global API Division from 2002 until 2006. Mr. Yaari joined Teva in 1981, and among his various assignments at Teva served as Vice President—Marketing and Sales of Teva’s API Division from 1999 to 2002 and as President of Plantex USA from 1996 to 1999. He received (cum laude) his B.A. and M.A. in economics from the Hebrew University in 1981 and 1988, respectively.

Ron Grupel has been the Internal Auditor of Teva since 1993. He received his B.A. in economics and accounting in 1975 and his M.B.A. in 1979 from Tel Aviv University.

Uzi Karniel has served as Chief Legal Officer of Teva since 1971 and as Teva’s Corporate Secretary since 1978. He received his LL.B from the Hebrew University in 1969. He is a member of the Executive Committee of the Israeli Association of Publicly Traded Companies.

Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years. He is Chairman of the Board of Pontifax Management (G.P.) Ltd. and Protalix Biotherapeutics Inc. and a director of Vishay Intertechnology Inc. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He recently completed a six-year term as the Chairman of the Board of the Israel Democracy Institute. He received his B.A. in economics and business administration from the Hebrew University in 1957. Mr. Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law.

Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX from 1987 until 2006. He was also President of IVAX from 1991 until 1995. Dr. Frost presently is the Chairman of the Board and CEO of OPKO Health, Inc., a specialty pharmaceutical company, and Chairman of the Board of Ladenburg Thalmann Financial Services. Dr. Frost is a director of Northrop Grumman Corporation, Continucare Corporation Inc. and Modigene Inc. Within the past five years, Dr. Frost has also served as a director of Protalix BioTherapeutics, Inc., Castle Brands, Inc. and Cellular Technical Services, as Chairman of IVAX Diagnostics, Inc. and as co-Vice Chairman of the Board of Governors of the American Stock Exchange. He is a life member, and former Chairman, of the Board of Trustees of the University of Miami, a member of the Board of Trustees of The Scripps Research Institute and a member of the Board of Regents of the Smithsonian Institution. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel joined Teva’s Board in January 2007, following his retirement from McKinsey & Company in June 2006. Mr. Abravanel joined McKinsey in 1972 and became a principal in 1979 and a Director in 1984. He held many leadership positions in industry practice groups including the specialty chemicals/pharmaceuticals practice. Mr. Abravanel currently serves as an advisor to several public and private Italian institutions, including private equity funds in Israel and Italy, and including the Association of Business Leaders. Mr. Abravanel has been a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V. since June 2006 and serves as a director of Luxottica Group S.p.A., Banca Nazionale del Lavoro, a subsidiary of BNP Paribas, and the Italian Institute of Technology. Mr. Abravanel graduated with a bachelor’s degree in chemical engineering at the Politecnic University in Milan in 1968 and received an M.B.A. from INSEAD in 1972.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational, cultural and coexistence projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards.

Abraham E. Cohen was Senior Vice President of Merck & Co. from 1982 to 1992 and served as President of the Merck Sharp & Dohme International Division from 1977 to 1988. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He served as a director of Akzo Nobel NV until 2007. He is presently a director of Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc. and Vasomedical, Inc.

Amir Elstein rejoined Teva’s Board in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on the Company’s board of directors. Prior to joining Teva in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd, as a director of Israel Corporation Ltd. and as Chairman of the Board of Governors of the Jerusalem College of Engineering. Mr. Elstein also serves as a member of the board in a variety of academic, scientific, educational, social and cultural institutes. Mr. Elstein holds a B.Sc. in Physics and Mathematics from the Hebrew University in Jerusalem, an M.Sc. in Solid State Physics from the Department of Applied Physics of the Hebrew University and a diploma of Senior Business Management from the Hebrew University.

Prof. Meir Heth has served on Teva’s Board since 1977 and as Chairman of the Board from 1994 to 2002. During his tenure on Teva’s Board, Prof. Heth served as Chairman of the Executive Committee for an extended period. Prof. Heth has served as Chairman of the Board of Bank Leumi Le-Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962 to 1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth was a Professor at the Law School of the College of Management until 2008. He is a director of Nilit Ltd. and is active on the boards of several non-profit organizations. Between 1995 and 2007, he was Chairman of Psagot Ofek Investment House Ltd. Prof. Heth has been designated as the financial expert on Teva’s audit committee for the purposes of SEC regulations and was determined by the Board to be a financial and accounting expert under Israeli law. Prof. Heth is also the Chairman of the executive sessions of the Board.

Prof. Roger D. Kornberg is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has been a professor since 1978. Prior to joining Stanford, he was a professor at Harvard Medical School. Prof. Kornberg received a B.A. degree from Harvard in 1967 and a Ph.D. degree in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the United States, the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the U.S. National Academy of Sciences and an honorary member of other academies and professional societies in the United States, Europe and Japan. Prof. Kornberg has served since 2008 as a director of Protalix BioTherapeutics, Inc. and of Cocrystal Discovery, Inc. (a private company).

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashkelon Academic College since January 2002. He previously was President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Healthcare Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He is currently a director of Rosetta Genomics Ltd. and served as a director of Zim Integrated Shipping Services Ltd. until 2007. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in surgery from Tufts University in 1969.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. Dr. Meridor is a business and financial consultant. She served as the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd from 2001 to 2005. She served as Chair of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor was Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a bachelor’s degree in mathematics and physics, a master’s degree in mathematics and a Ph.D. in economics from the Hebrew University. She served as director of NICE Systems Ltd. from 2002 until 2007 and of Isrotel Ltd. from 2001 until 2007. She presently serves on the boards of directors of Alrov (Israel) Ltd., Delta Galil Ltd., Gilat Satellite Networks Ltd., Osem Investment Ltd., Weizmann Institute of Science and Betzalel Academy of Art. Dr. Meridor qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Joseph Nitzani joined Teva’s Board in September 2008. He has served as a director of Adanim Mortgage Bank since 2006 and of Hadassah Medical Center since 1996 (and as Chairman since June 2008). Between 2001 and 2007, Mr. Nitzani held various positions at Mizrahi-Tefachot Bank Ltd., including Vice President, Head of Capital Markets, Client Assets and Private Banking Divisions. Mr. Nitzani also served as a director of Tefachot Israeli Mortgage Bank Ltd. from 2003 to 2005. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and of The Tel-Aviv Stock Exchange from 1983 to 1991. Mr. Nitzani received his B.A in Economics from Bar-Ilan University in 1971 and his M.B.A (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Dan Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion—Israel Institute of Technology in 1999. Mr. Propper is a director of Check Point Software Technologies Ltd. Mr. Propper is also a member of the board of trustees of the Technion, Ben-Gurion University, Weizmann Institute of Science and Tel Aviv University. Mr. Propper earned a B.S. summa cum laude in Chemical Engineering and Food Technology from the Technion.

Dov Shafir has been a director of Teva since 1969. He served in the Israeli Navy for 27 years, retiring in 1975 with the rank of Captain. He served as chairman of the Executive Committee of Teva’s Board of Directors from 1992 until 2002. Mr. Shafir served as a director of Am-Shav Technological Innovation Center from 2004 until 2007. He has been a director of Ofer Technologies Ltd. since 1996 and as director of BSD Harvest Ukraine Ltd. since 2008. Mr. Shafir graduated from the Ecole Superieure de Guerre Naval in Paris.

David Shamir joined Teva’s Board in 2004. He has served as the General Manager of Texas Instruments Israel Ltd. since 2001. From 1986 to 2001, he held several R&D and management positions at Motorola Semiconductor Israel Ltd. He received his B.Sc. in computer engineering from the Technion-Israel Institute of Technology in 1986.

Ory Slonim rejoined Teva’s Board in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970 and previously served on Teva’s Board from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, Mr. Slonim was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. He presently serves as a director and Chairman of the audit committee of U. Dori Engineering Works Corp. Ltd., director and Chairman of the audit committee of Oil Refineries Ltd. and as Vice Chairman of Harel Insurance Investments & Financial Services Ltd. From 1989 to 2006, Mr. Slonim served as a Special Consultant to the Minister of Defense. Since 2006, Mr. Slonim has served as Chairman of Variety Club in Israel, where he was President from 1994 to 2007. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Compensation

The aggregate direct compensation paid or accrued during 2008 on behalf of all directors and executive officers (including those directors and officers who retired or changed their positions during the year) as a group was $15.6 million. This amount includes fees of $2.5 million for non-employee directors and amounts set aside or accrued to provide pension, retirement or similar benefits of $0.75 million. This amount does not include $83.5 million from the exercise of previously granted stock options. In addition, directors are reimbursed for expenses incurred as part of their service as directors.

None of the non-employee directors have agreements with us that provide for benefits upon termination of service.

We have adopted a number of stock option or stock incentive programs covering either ordinary shares or ADSs, and we are currently operating under the 2005 Omnibus Long-Term Share Incentive Plan that was approved by our shareholders in July 2005. In 2008, 300,000 options to purchase ordinary shares were awarded to various executive officers at the average exercise price of $46.26 per share or ADS with an expiration date in 2015.

As of December 31, 2008, options for an aggregate of approximately 29 million shares, with an average exercise price of $31.58 per share, and approximately 1.5 million restricted stock units (RSUs), with a weighted average grant date fair value of $38.13, were outstanding under our stock option and incentive programs. For further information regarding our options and RSUs, see Note 13 to the Notes to Consolidated Financial Statements.

Board Practices

Our board of directors comprises 15 persons, of whom 12 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “—Statutory Independent Directors/Financial Experts” below. The terms of the directors are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Eli Hurvitz, Dr. Phillip Frost and Amir Elstein.

All directors are entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles. The full document is available on our website at www.tevapharm.com.

Annual Meetings. We encourage serving directors to attend annual shareholders meetings.

Board Practices and Procedures. Our Board members are generally elected for terms of three years. We believe that this system of multi-year terms allows our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We also provide an orientation program for new Board members as well as a continuing education program for board members which includes lectures, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. Meetings of the board of directors are generally held every 4-6 weeks throughout the year, with additional special meetings scheduled when required. Information regarding the number of meetings of the Board and Board committees and attendance rates is presented in the table below.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) two times during 2008. They will continue to meet in executive session on a regular basis. Prof. Meir Heth serves as Chairman of the executive sessions of the Board.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services.

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor. Comments or complaints relating to our accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit committee. All other Board committees exercising powers delegated by the Board must include at least one such statutory independent director. Such statutory independent directors are appointed at the general meetings by the holders of a majority of our ordinary shares and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under Israeli regulations. Regulations promulgated under Israeli law set minimum, maximum and other rules regarding compensation that may be paid to statutory independent directors. Dr. Leora Meridor and Joseph Nitzani currently serve in this capacity.

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

Both Dr. Leora Meridor and Joseph Nitzani were determined by the board of directors to be financial and accounting experts under Israeli law.

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

Committees of the Board

Our Articles of Association provide that the board of directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one independent director. The Board has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board. Membership on these Board committees is presented in the table below.

We have adopted charters for our audit, compensation, and corporate governance and nominating committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include all statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving transactions with affiliates, as described below under “Item 10: Additional Information—Memorandum and Articles of Association—Directors’ Powers.”

In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, the audit committee of our Board is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A: Audit Committee Financial Expert” below.

Compensation Committee

The purpose of the compensation committee is to carry out on behalf of the board of directors the responsibilities of the board relating to compensation of the Company’s Chief Executive Officer and other senior officers. The committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers, reviewing the overall compensation philosophy of the Company and making recommendations to the board of directors with respect to cash-based incentive compensation plans, equity-based compensation plans and other benefit plans with regard to the CEO and senior executive officers. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

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

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions, the review of new technologies and major projects, and the review of our relationship with the scientific community.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of our involvement in the community, public policy issues affecting us and our relationships with medical, educational and cultural institutions, including charitable donations.

Current Members of Board Committees

Name	Audit		Compensation		Corporate Governance and Nominating		Finance		Science and Technology		Community Affairs
E. Hurvitz							✓		✓		✓	*
Dr. P. Frost									✓	*
R. Abravanel							✓
R. Cheshin											✓
A. E. Cohen			✓		✓				✓
A. Elstein							✓		✓		✓
Prof. M. Heth	✓				✓	*	✓				✓
Prof. R. Kornberg									✓
Prof. M. Many	✓		✓	*	✓				✓	+
Dr. L. Meridor	✓		✓		✓		✓	*	✓		✓
Y. Nitzani	✓		✓		✓		✓		✓		✓
D. Propper									✓
D. Shafir	✓	*							✓		✓
D. Shamir	✓		✓		✓
O. Slonim			✓		✓				✓		✓

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson.

Board and Committee Meetings

Name of Body	No. of Meetings in 2008	Average Attendance Rate
Board of Directors	19	85
Audit Committee	13	89
Compensation Committee	5	83
Corporate Governance and Nominating Committee	7	91
Finance Committee	4	88
Science and Technology Committee	4	90
Community Affairs Committee	2	75

Employees

As of December 31, 2008, we employed 38,307 full-time-equivalent employees. We consider our labor relations with our employees around the world to be good.

	December 31,
Geographic Area	2008	2007	2006
Israel	6,161	5,534	5,039
Europe	16,007	9,235	8,827
North America	8,807	6,123	6,411
Latin America	5,716	5,766	5,603
Asia	1,555	1,197	732
Other countries	61	57	58

Total	38,307	27,912	26,670

Grouped by function, approximately 54% of our employees work in pharmaceutical production, 26% in sales and marketing, 9% in research and development and 11% in the general and administrative function.

Share Ownership

As of December 31, 2008, the directors and executive officers as a group beneficially held 41,235,075 ordinary shares (representing approximately 4.6% of the outstanding shares as of such date). This figure includes 16,301,987 shares beneficially owned by Dr. Phillip Frost, representing approximately 1.8% of the outstanding shares, and 10,360,718 shares beneficially owned by Eli Hurvitz, representing approximately 1.2% of the outstanding shares. Such persons are the only directors or officers who hold 1% or more of our outstanding shares as of December 31, 2008.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

According to a disclosure notification received on February 24, 2009, as of such date, Capital Research and Management Company beneficially owned 60,741,186 Teva shares, which as of such date represented approximately 6.8% of Teva’s outstanding shares. To the best knowledge of Teva, as of December 31, 2008, no other shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

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

In May 2008, Teva entered a Share Purchase Agreement and Research and an Exclusive License Option Agreement with NovoTyr Therapeutics Ltd., which develops novel inhibitors of insulin-like growth factor receptor (IGF1R). NovoTyr was established in 2005 in Meytav Incubator, whose Chairman until December 2008 was Aharon Schwartz, Teva’s VP—Innovative Ventures. Meytav is controlled by Biomedix, which is controlled by Pontifax, and Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Pontifax and owns certain equity interests in Pontifax.

Teva and Jexys Medical Research Services & Development Co. Ltd entered in December 2006 into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva will invest in Jexys while maintaining its option for exclusive license. Harold Snyder, a recently deceased director of Teva, was a shareholder of Jexys, and Arik Yaari, Teva’s Group Vice President—Teva Generic Systems, is a director and shareholder of Jexys.

In September 2008, Teva granted OPKO Ophthalmics, LLC an exclusive worldwide license to use Teva’s existing nebulized budesonide inhalation solution to develop and commercialize a therapeutic treatment exclusively for ophthalmic indications. OPKO Ophthalmics, LLC is a development stage specialty healthcare company owned by a public holding company, OPKO Health, Inc., which is controlled by Dr. Phillip Frost, Teva’s Vice Chairman of the Board, through individual and private investment holdings. Dr. Frost also serves as Chairman of the Board of Directors and CEO of OPKO Health, Inc.

In September 2006, Teva sold the office building located at 4400 Biscayne Boulevard, Miami, Florida to an entity controlled by Vice Chairman Dr. Phillip Frost. The selling price was $18 million. Following the sale, a subsidiary of Teva USA leased back approximately 87,000 square feet of office space. In October 2008, after the initial lease had expired, Teva entered into a lease of 9,950 square feet for an annual rent of approximately $298,500 (including operational and service costs) for a two-year term, renewable by Teva for two additional three-year terms. Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space.

All related party transactions described above have been reviewed and approved by Teva’s audit committee and board of directors.

As of December 31, 2008, there were approximately 2,795 record holders of ADSs, whose holdings represented approximately 78% of the total outstanding ordinary shares, substantially all of which record holders were in the United States.

ITEM 8:	FINANCIAL INFORMATION

8A: Consolidated Statements and Other Financial Information

8A.1: See Item 18.

8A.2: See Item 18.

8A.3: See Report of Independent Registered Public Accounting Firm, page F-2.

8A.4: We have complied with this requirement.

8A.5: Not applicable.

8A.6: Not applicable.

8A.7: Legal Proceedings

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingent Liabilities” included in Note 12 to Teva’s consolidated financial statements included in this report. In addition, during 2008, Teva settled various litigations, as described under “Item 4—Information on the Company—Pharmaceutical Products—Generic Products—North America—Recent Patent Litigation Settlements.”

8A.8: Dividend Policy See “Item 3: Key Information—Selected Financial Data—Dividends.”

8B: Significant Changes None.

ITEM 9:	THE OFFER AND LISTING

ADSs

Teva’s ADSs have been traded in the United States since 1982 and were admitted to trading on the Nasdaq National Market in October 1987. The ADSs are quoted under the symbol “TEVA.” The Bank of New York Mellon serves as depositary for the shares. In November 2002, Teva was added to the NASDAQ 100 Index. As of December 31, 2008, Teva had 700,227,714 ADSs outstanding. Each ADS represents one ordinary share; accordingly, the number of the outstanding ADSs is included in the number of outstanding ordinary shares.

In June 2004, Teva effected a 2-for-1 stock split. Each holder of an ordinary share, or an ADS, as the case may be, was issued another share. All figures in this annual report have been adjusted to reflect the stock split.

The following table sets forth information regarding the high and low prices of an ADS on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
February 2009 (until February 23)	46.75	41.05
January 2009	43.19	41.23
December 2008	45.11	41.20
November 2008	44.03	39.75
October 2008	47.10	35.89
September 2008	48.19	43.36
August 2008	48.74	45.44

Last eight quarters:
Q4 2008	47.10	35.89
Q3 2008	48.74	40.37
Q2 2008	47.83	41.95
Q1 2008	50.00	43.56
Q4 2007	47.14	42.79
Q3 2007	44.93	40.16
Q2 2007	42.03	35.90
Q1 2007	38.48	30.81

Last five years:
2008	50.00	35.89
2007	47.14	30.81
2006	44.71	29.22
2005	45.91	26.78
2004	34.66	22.82

On February 23, 2009, the last reported sale price for the ADSs on Nasdaq was $45.26. The American Stock Exchange, the Chicago Options Exchange and the Pacific Stock Exchange quote options on Teva’s ADSs under the symbol “TEVA.”

Teva’s ADSs are also traded on SEAQ International in London and on the exchanges in Frankfurt and Berlin.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange since 1951. As of December 31, 2008, Teva had 888,723,469 ordinary shares outstanding, including those ordinary shares underlying the outstanding ADSs.

The table below sets forth in NIS the high and low intraday sale prices of the ordinary shares on the Tel Aviv Stock Exchange during the periods indicated, as reported by such Exchange (restated to reflect the June 2004 stock split).

Period	High	Low
Last six months:
February 2009 (until February 23)	191.00	167.10
January 2009	169.40	160.30
December 2008	173.00	156.80
November 2008	173.00	151.70
October 2008	165.00	139.70
September 2008	172.30	150.40
August 2008	173.00	160.90

Last eight quarters:
Q4 2008	173.00	139.70
Q3 2008	173.00	136.00
Q2 2008	171.20	140.80
Q1 2008	188.80	150.40
Q4 2007	184.00	167.20
Q3 2007	188.90	169.90
Q2 2007	176.10	148.60
Q1 2007	161.20	130.00

Last five years:
2008	188.80	136.00
2007	188.90	130.00
2006	205.00	129.20
2005	206.10	116.00
2004	156.80	105.50

On February 23, 2009, the last reported sale price of the ordinary shares on the Tel Aviv Stock Exchange was NIS 189.90.

ITEM 10:	ADDITIONAL INFORMATION

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

Directors’ Powers

The Israeli Companies Law, 1999 (the “Companies Law”) requires approval by both the audit committee and the board of directors of, among other things, the following actions or transactions, all subject to the requirement that such transactions are not adverse to the interests of the company:

•

proposed transactions between a company and its “office holders” (as such term is defined in the Companies Law), and proposed transactions between a company and a third party in which an office holder has a “personal interest” (as such term is defined in the Companies Law), that are outside the ordinary course of the company’s business, that are not in accordance with market conditions or that may materially influence the earnings, assets or liabilities of the company;

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

A director with a personal interest in any of the above transactions may not be present and may not vote at the board of directors and audit committee’s meetings at which such transaction is approved (except under certain circumstances detailed in Section 278(b) of the Companies Law). In cases in which the approval of the audit committee is required, the audit committee may only approve such transactions if two statutory independent directors are members of the audit committee and at least one of them is present at the meeting at which the transaction is approved.

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

CEO and Center of Management

Under Teva’s Articles of Association, Teva’s chief executive officer as well as the majority of the members of the Board are required to be residents of Israel, unless Teva’s center of management shall have been transferred to another country in accordance with the Articles of Association. The Articles of Association require that Teva’s center of management be in Israel, unless the board of directors otherwise resolves, with a supermajority of three-quarters of the participating votes.

Description of Teva Ordinary Shares

The par value of Teva’s ordinary shares is NIS 0.10 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. Teva’s board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year out of profits available for dividends after statutory appropriation to capital reserves. Declaration of a final dividend (not exceeding the amount proposed by the Board) requires shareholder approval through the adoption of an ordinary resolution. Dividends are declared in NIS. All ordinary shares represented by the ADSs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights.

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

Foreign Exchange Regulations

Nonresidents of Israel who purchase ADSs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, in U.S. dollars at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding. See “—Israel Taxation—Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below.

ADS Fees

The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Teva or an exchange of stock regarding the ADSs or deposited ordinary shares or a distribution of ADSs pursuant to the terms of the deposit agreement):

•	any applicable taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;

•	any expenses incurred in the conversion of foreign currency;

•

a fee of $5.00 or less per 100 ADSs (or a portion of such amount of ADSs) for the delivery of ADSs in connection with the deposit of ordinary shares, distributions in ordinary shares on the surrender of ADSs or the distribution of rights on the ordinary shares;

•	a fee of $0.02 or less per ADS for any cash distributions on the ordinary shares;

•	a fee of $5.00 or less per 100 ADSs (or a portion of such amount of ADSs) for the distribution of securities on the ordinary shares (other than ordinary shares or rights thereon); and

•

a fee of $0.02 or less per ADS annually for depositary services performed by the depositary and/or the custodians (which may be charged directly to the owners or which may be withheld from cash distributions, at the sole discretion of the depositary).

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences to U.S. Holders of ADSs who hold such securities as capital assets. For purposes of this summary, a “U.S. Holder” means a beneficial owner of an ADS that is for U.S. federal income tax purposes:

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

If an entity that is classified as a partnership for U.S. federal tax purposes holds ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding ADSs through such entities should consult their own tax advisors.

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

This summary does not purport to be a complete analysis of all potential tax consequences of owning ADSs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of Teva’s voting securities, investors that hold ordinary shares or ADSs as part of a straddle or hedging or conversion transaction, traders in securities that elect to mark to market, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. Investors are advised to consult their own tax advisors with respect to the tax consequences of the ownership of ADSs, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on U.S. taxation.

U.S. Holders of ADSs will be treated as owners of the ordinary shares underlying their ADSs. Accordingly, deposits and withdrawals of ordinary shares in exchange for ADSs will not be taxable events for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the availability of foreign tax credits and the reduced tax rate for dividends received by certain non-corporate U.S. Holders, described below, could be affected by actions taken by parties to whom the ADSs are released.

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

Dividends paid in NIS will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss, which will be treated as income from sources within the United States, if he or she does not convert the amount of such dividend into U.S. dollars on the date of receipt. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution.

Subject to applicable limitations that may vary depending on a U.S. Holder’s circumstances, Israeli taxes withheld from dividends on Teva ADSs at the rate provided by the U.S.-Israel tax treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex, and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such otherwise creditable Israeli taxes in computing taxable income, subject to generally applicable limitations.

Taxation of the Disposition of ADSs

Upon the sale or exchange of ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis determined in U.S. dollars in the ADSs. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes. In general, the capital gain of a non-corporate U.S. Holder is subject to tax at ordinary rates for ADSs held for one year or less and at the long-term capital gains rate (currently 15%) for ADSs held for more than one year. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The surrender of ADSs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

U.S. Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ADS unless the U.S. Holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. Holder may also be subject to backup withholding with respect to dividends or proceeds from the sale or disposition of an ADS unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Holders should review the summary below under “Israeli Taxation” for a discussion of the Israeli taxes which may be applicable to them.

Israeli Taxation

Corporate Tax Rate

The regular corporate tax rate in Israel was 27% in 2008 compared to 29% in 2007 and 31% in 2006. This rate is currently scheduled to decrease as follows: to 26% in 2009 and 25% in 2010 and onward. However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2006, 2007 and 2008 were 22%, 17% and 22%, respectively, since a major portion of Teva’s income is derived from Approved Enterprises (as discussed below), the applicable tax rate for which has not been reduced, and from operations outside of Israel, where Teva has enjoyed lower tax rates.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at the rate of 12.5% per annum and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as Industrial Companies can claim special rates of depreciation of up to 40% on a straight line basis for industrial equipment. New regulations generally allow the depreciation of industrial equipment purchased until May 31, 2009 over a period of two tax years.

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

Most of Teva’s projects in Israel were granted Approved Enterprise status. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the usual rate which was 27% in 2008, gradually scheduled to be reduced to 25% in 2010).

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

Dividends paid by a company owning an Approved Enterprise, the source of which dividends is income derived from the Approved Enterprise accrued during the benefits period, are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends are paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

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

The Strategic Investment Track applies to companies that have an Approved Enterprise in a certain location in the country, which enterprise has (i) investments of at least NIS 600 million or NIS 900 million (approximately $150 or $225 million) depending on the location in the country; and (ii) annual revenues (measured for the company’s consolidated group) for the tax year prior to the year the new investment begins (or the annual average for the three years prior to the year of investment) of at least NIS 13 billion or NIS 20 billion (approximately $3.25 billion or $5 billion). Income accrued under this track during the benefits period will be exempt from a corporate tax liability. In addition, dividends distributed from such income will also be exempt from Israeli tax. The Israeli government, in certain cases, may reduce these minimum requirements if it determines that the investments will result in material contributions to the Israeli economy. Teva has one approved program under this track.

Unless extended, benefits under the Investment Law are granted with respect to qualified investments made in the period until August 1, 2009. However, as previously mentioned, eligibility for benefits under the Investment Law with respect to Approved Enterprises and expansions of Approved Enterprises from 2004 and onwards, is not subject to receipt of prior approval from any governmental authority. Teva cannot assure that it or any of its subsidiaries will continue to meet all the requirements in order to qualify for Approved Enterprise taxation benefits or that the benefits described above will continue to be granted in the future.

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

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax withheld on Teva’s dividends in the fourth quarter of 2008 was 20%.

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

Teva’s ADSs are quoted on the Nasdaq National Market. Information about Teva is also available on its website at http://www.tevapharm.com. Such information on its website is not part of this annual report.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Teva takes various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of Teva’s principal operating currencies, mainly the U.S. dollar, the new Israeli shekel (NIS), the euro, the Canadian dollar (CAD), the pound sterling (GBP), the Hungarian forint (HUF) and other European currencies. The costs and gains resulting from such instruments are not allocated to specific income statement line items, but are concentrated to a large extent under the caption “financial expenses—net”.

Teva is typically able to borrow funds in NIS, U.S. dollars or any other major currency. Generally, Teva would prefer to borrow in U.S. dollars; however, the loan is subject to the functional currency of Teva’s borrowing subsidiary in order to reduce the volatility of the financial expenses. Teva uses financial instruments and derivatives in order to limit its exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose Teva to additional exchange rate or interest rate risks because the derivatives are covered in the corresponding underlying asset or liability of Teva. No derivative instruments are entered into for trading purposes.

Teva’s derivative transactions during 2008 were executed through international as well as Israeli and Hungarian banks. In the opinion of Teva’s management, in light of Teva’s diversified derivative transaction portfolio, any credit risk associated with any of these banks is de minimis.

Exchange Rate Risk Management

As a result of the Barr acquisition in December 2008, Teva’s currency exposure increased due to Barr’s substantial presence in markets where Teva had no significant presence prior to the Barr acquisition. This increase has impacted both the volume and the diversity of currencies.

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

The table below details the balance sheet exposure (i.e., the gap between current assets and current liabilities in a given currency), by currency and geography, as of December 31, 2008 (at fair value). All data in the table has been converted into U.S. dollar equivalents.

In U.S. dollars in millions:

	U.S. Dollar	Euro	British Pound	Canadian Dollar	New Israeli Shekel	Total
Israel		505	41	48	141	735
European Union	435	(13)	(8)			456
Canada	(127)					127
Hungary	579	285	13			877
England	(56)	(137)				193
Russia	(106)					106
Switzerland	42	37	4			83
Czech Republic	95	11				106

Total exposure	1,440	988	66	48	141	2,683

Explanatory notes:

1.	Total exposure is the sum of the absolute value figures.
2.	The amounts in the table reflect the exposure either as an excess of assets/(liabilities) in the respective currencies/geographies in accordance with the relevant functional currencies.
3.	Most of functional currencies are the local currencies with the exception of Israel where Teva uses the U.S. dollar as the functional currency.

Net exposure:

	EUR/ USD	GBP/ USD	USD/ CAD	USD/ NIS	EUR/ GBP	USD/ CHF	USD/ RUB	USD/ CZK	GBP/ CHF	EUR/ CHF	EUR/ CZK	USD/ HUF	EUR/ HUF	GBP/ HUF
	(U.S. dollars in millions)
Net exposure	57	97	175	141	129	42	106	95	4	37	11	579	285	13

The table below details (in millions) the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2008 and is presented in U.S. dollar equivalents.

Currency	Cross Currency	Hedging Value		Fair Value		2008 Weighted Average Settlement Prices/Strike Prices
		2008	2007	2008	2007
		(U.S. dollars in millions)
Forward:
Euro	HUF	273	185.5	-25	0.5	244.16
GBP	HUF	16	58	1.5	3	306.27
USD	HUF	555	657	-51.5	26	174.58
GBP	USD	25	21	2	1	1.58
Euro	USD	0	36.5	0	0	NA
Canadian dollar	USD	81.5	70.5	2	0.5	1.19
NIS	USD	43	36.5	-1.5	-1.0	3.97
Swiss franc	EUR	0	35	0	0	NA
Swiss franc	USD	11	5.5	0	0	1.07
Swiss franc	GBP	3.5	31	0.5	1	1.76
Euro	GBP	0	54	0	1.5	NA
Russian ruble	USD	40.5	0	-2	0	31.65
Czech koruna	USD	0	20	0	0	NA

Options:
NIS	USD	128	78.5	1	0.5	3.91
Canadian dollar	USD	222.5	115	6.5	1.5	1.23
Euro	USD	89	81	3	1	1.40
GBP	USD	104	0	5	0	1.51
Euro	GBP	113	73	12.5	2	0.86
Swiss franc	USD	30	0	0.5	0	1.06
Swiss franc	EUR	23	0	1	0	1.58
Swiss franc	GBP	7.5	0	1.5	0	1.84
Czech koruna	USD	88.5	89	1.5	1.5	18.44
Czech koruna	EUR	24	4	0	0	24.62
Russian ruble	USD	62	105	2	0	30.38
USD	HUF	19	148	0	6	157.52
Euro	HUF	28	13	0	0	235.16
GBP	HUF	0	26	0	1.5	0

Total		1,987	1,943	-39.5	46.5

Explanatory note:

1.	An option’s value reflects its fair value disregarding the notional amount represented by such an option.

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

In connection with the Barr acquisition in December 2008, a subsidiary of Teva borrowed a total of $1.75 billion from Bank Hapoalim and Bank Leumi .

These two loans, which bear an average floating interest rate of LIBOR plus 1.45%, are due November 2009.

In addition, Teva guaranteed Barr’s syndicate loan and credit facilities loan. The syndicate loan had an outstanding principal balance of $1.6 billion in December 31, 2008, bearing interest at LIBOR plus 1.5%. The company is obligated to pay back the loan in 10 consecutive quarterly installments of $50 million, with the balance of $1.1 billion due October 2011. The credit facilities had an outstanding principal balance of $285 million at December 31, 2008, bearing interest at LIBOR plus 1.5%. The company is obligated to pay back the loan in 17 consecutive quarterly installments of $7.5 million, with the balance of $157.5 million due June 2013.

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

In September 2008, Teva extended the loan term of $153 million out of the first tranche of its $350 million multicurrency term loan facility, which was established in September 2005 with a syndicate of banks, until September 2010. This loan bears a floating interest rate. The syndicate participants comprise 21 banks based in Israel, Europe, the United States and China, each of which lent between $10 million and $25 million. The funds were used to finance working capital needs of several European subsidiaries of Teva.

In connection with the Sicor acquisition in January 2004, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024. The holders of the Series A debentures had a put option in August 2008 to redeem the debentures into cash at their face value; however, practically all of the holders elected not to exercise the put option. The next date of exercising the put option by the holders of the notes is in February 2014. The holders of the Series B debentures have a put option in February 2010 to redeem the debentures at face value.

During 2008, the 0.375% Convertible Senior Debentures series was converted into Teva shares.

During 2008, Teva repaid all of the 4.5% Convertible Notes issued by Ivax and assumed by Teva following its acquisition of Ivax in 2006, in the amount of $230 million. The notes were repaid 50% in cash and 50% in equity, in accordance with the terms agreed in the Ivax acquisition agreement.

In addition to the debentures, Teva’s fixed interest-bearing debt also includes $15 million of senior notes privately issued, as part of a debt issue totaling $110 million, in 1998 to U.S. institutional investors. The notes are due in 2018 and have a fixed rate of 7.2% per annum.

The remaining debt consists of bank loans at floating interest rates. In currencies other than NIS, these borrowings are usually linked to the relevant LIBOR plus a spread of 0.2% – 1.5%. Part of Teva’s Canadian subsidiary debt is at a floating rate based on the Canadian LIBOR +0.55%.

Teva’s cash is invested primarily in the United States and Europe, in bank deposits and short term investments. The short term investments include mainly short term Treasury bills and Treasury-money-markets. These investments are highly liquid and total approximately $438 million.

As of December 31, 2008, $450 million of cash balance were held in auction rate securities. Since then $3 million were called at par, leaving a balance as of the February 12, 2009 of $447 million. Based on a financial valuation model, we reduced the fair value of these securities by $352 million. Accordingly the market value as of the December 31, 2008 of these securities is $98 million.

Teva’s liabilities, the interest range they bear and their repayment schedule by currencies as at December 31, 2008 are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total Amount	Interest Rate			2009	2010	2011	2012	2013	2014 & thereafter
	(U.S. dollars in millions)
Fixed interest:
U.S. dollar
Convertible debentures	2,458	0.25%	-	1.75%	575	619	814			450
Straight bonds	1,495	5.55%	-	7.2%						1,495

Floating Rates:
U.S. dollar	3,856	1.8%	-	2.92%	2,193	238	1,230	30	165
Euro	399	3.66%	-	5.94%	119	265	3	3	7	2
British pound	78	4.59%	-	4.67%	1	73	1	1	*	2
Canadian dollar	142			2.7%	3		138			1
Others**	15	3.8%	-	23%	15	*	*	*	*	*

Total:	8,443				2,906	1,195	2,186	34	172	1,950

*	Represents an amount of less than $ 0.5 million.
**	Includes NIS, HUF, CZK and New Turkish Lira.

ITEM 15:	CONTROLS AND PROCEDURES

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

Management has excluded Barr and Bentley from its assessment of internal control over financial reporting as of December 31, 2008, because ownership was acquired by Teva during 2008. Barr represented approximately 33% of Teva’s consolidated total assets as of the year ended December 31, 2008. Bentley represented approximately 1.0% of Teva’s consolidated total assets and approximately 0.5% of Teva’s consolidated net sales as of, and for the year ended, December 31, 2008.

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2008, Teva’s internal control over financial reporting is effective based on those criteria.

Teva’s internal control over financial reporting as of December 31, 2008 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under Item 18 on page F-2.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2008 and 2007 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2008	2007
	(U.S. $ in thousands)
Audit Fees	$10,142	$9,148
Audit-Related Fees	1,409	1,101
Tax Fees	7,613	5,981
All Other Fees	50	43

Total	$19,214	$16,273

The audit fees for the years ended December 31, 2008 and 2007 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2008 and 2007, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2008 and 2007, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2008 and 2007, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2008 and 2007 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES—NOT APPLICABLE

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2008, Teva did not repurchase any of its shares. As of December 31, 2008, the Company had $211 million remaining available pursuant to its previous authorization to repurchase Teva shares/ADSs and convertible debentures of its finance subsidiaries.

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

NOT APPLICABLE

ITEM 16G:	CORPORATE GOVERNANCE

Except as otherwise indicated, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations. Nasdaq Rule 4350(f) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who jointly hold twenty-five percent or more of the paid-up share capital of the Company.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Restated Articles of Association (1)(3)

1.3	Amended Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated January 11, 2008, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of shares (5)

2.2	Form of American Depositary Receipt (5)

2.3	Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.4	First Supplemental Senior Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (7)

2.5	Form of Global Debentures (included in Exhibit 2.4)

2.6	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.7	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.8	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.9	Form of Global Debentures (included in Exhibits 2.7 and 2.8)

2.10	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.11	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.12	Form of Global Debentures (included in Exhibit 2.11)

2.13	Loan Agreement, dated as of November 26, 2008, by and among Teva Pharmaceuticals USA, Inc., Bank Leumi USA, as administrative agent, and the lenders party thereto (9)

2.14	Promissory Note, dated November 26, 2008, issued by Teva Pharmaceuticals USA, Inc. in favor of Bank Leumi USA (9)

2.15	Unlimited Guaranty, dated as of November 26, 2008, by Teva Pharmaceutical Industries Limited in favor of Bank Leumi USA (9)

2.16	Letter of Undertakings, dated November 26, 2008, by Teva Pharmaceutical Industries Limited in favor of Bank Leumi le-Israel B.M. (9)

2.17	Loan Agreement, dated as of December 4, 2008, by and among Teva Pharmaceuticals USA, Inc., Bank Hapoalim B.M., as administrative agent, and the lenders party thereto (9)

2.18	Promissory Note, dated December 4, 2008, issued by Teva Pharmaceuticals USA, Inc. in favor of Bank Hapoalim B.M. (9)

2.19	Deed of Continuing Guarantee, dated as of December 4, 2008, by Teva Pharmaceutical Industries Limited in favor of Bank Hapoalim B.M. (9)

2.20	Letter of Undertaking, dated December 4, 2008, issued by Teva Pharmaceutical Industries Limited in favor of Bank Hapoalim B.M. (9)

2.21	Credit Agreement, dated as of July 21, 2006, among Barr Laboratories, Inc. and certain of its subsidiaries, as borrowers, Barr Pharmaceuticals, Inc. and certain of its subsidiaries, as guarantors, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, as lead arranger and book manager, and certain other lenders party thereto (10)

2.22	First Amendment to Credit Agreement, dated as of October 24, 2006, among Barr Laboratories, Inc. and certain of its subsidiaries, Barr Pharmaceuticals, Inc. and certain of its subsidiaries, Bank of America, N.A. and certain other lenders party thereto

2.23	Second Amendment to Credit Agreement, dated as of October 27, 2008, among Barr Laboratories, Inc. and certain of its subsidiaries, Barr Pharmaceuticals, Inc. and certain of its subsidiaries, Bank of America, N.A. and certain other lenders party thereto

2.24	Guaranty, dated as of December 23, 2008, made by Teva Pharmaceutical Industries Limited in favor of each of the lenders under the Credit Agreement, dated as of July 21, 2006

2.25	Credit Agreement, dated as of June 19, 2008, among Barr Laboratories, Inc., as borrower, Barr Pharmaceuticals, Inc. and certain of its subsidiaries, as guarantors, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, as lead arranger and book manager, and certain other lenders party thereto (11)

2.26	First Amendment to Credit Agreement, dated as of October 27, 2008, among Barr Laboratories, Inc., Barr Pharmaceuticals, Inc. and certain of its subsidiaries, Bank of America, N.A. and certain other lenders party thereto

2.27	Guaranty, dated as of December 23, 2008, made by Teva Pharmaceutical Industries Limited in favor of each of the lenders under the Credit Agreement, dated as of June 19, 2008

2.28	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

4.1	Agreement and Plan of Merger, dated as of January 22, 2008, by and among Teva Pharmaceuticals USA, Inc., Columbus Merger Corporation, CoGenesys, Inc. and Steven C. Mayer, as stockholders’ agent

4.2	Agreement and Plan of Merger, dated as of March 31, 2008, by and among Teva Pharmaceutical Industries Limited, Bentley Pharmaceuticals, Inc. and Beryllium Merger Corporation (12)

4.3	Agreement and Plan of Merger, dated as of July 17, 2008, by and among Teva Pharmaceutical Industries Limited, Barr Pharmaceuticals, Inc. and Boron Acquisition Corp. (13)

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1)	English translation or summary from Hebrew original, which is the official version.
2)	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
4)	Incorporated by reference to Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).
5)	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-116672).
6)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-111144).
7)	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on January 27, 2004.
8)	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
9)	Incorporated by reference to Teva’s Form 6-K filed on December 8, 2008.
10)	Incorporated by reference to Barr’s Form 8-K filed on July 26, 2006.
11)	Incorporated by reference to Barr’s Form 8-K filed on June 23, 2008.
12)	Incorporated by reference to Teva’s Form 6-K filed on April 3, 2008.
13)	Incorporated by reference to Teva’s Registration Statement on Form F-4 (Reg. No. 333-153497).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: February 27, 2009

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed integrated audits of Teva Pharmaceutical Industries Limited’s (the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2008 and 2007, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for income tax uncertainties.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying “Report of Teva Management on Internal Control Over Financial Reporting” appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

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

As described in the Report of Teva Management on Internal Control over Financial Reporting appearing under Item 15(b), management has excluded Barr Pharmaceuticals, Inc. (“Barr”) and Bentley Pharmaceuticals, Inc. (“Bentley”) from its assessment of internal control over financial reporting as of December 31, 2008 because they were acquired by the Company in business combinations consummated during 2008. We have also excluded Barr and Bentley from our audit of internal control over financial reporting. Barr and Bentley are wholly owned subsidiaries of Teva, whose total assets and total net sales represent approximately 34% and 0.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

Tel-Aviv, Israel	Kesselman & Kesselman
February 27, 2009	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2008	2007	2006
	(U.S. dollars in millions, except earning per share data)
Net sales	$11,085	$9,408	$8,408
Cost of sales	5,117	4,531	4,149

Gross profit	5,968	4,877	4,259
Research and development expenses	786	581	495
Selling, general and administrative expenses	2,511	1,901	1,572
Acquisition of research and development in process	1,402		1,295
Litigation settlement, impairment and restructuring expenses—net	124		96

Operating income	1,145	2,395	801
Financial expense—net	318	42	95

Income before income taxes	827	2,353	706
Provision for income taxes	185	397	155

	642	1,956	551
Share in losses of associated companies—net	1	3	3
Minority interests in profits of subsidiaries—net	6	1	2

Net income	$635	$1,952	$546

Earnings per share:
Basic	$0.81	$2.54	$0.72

Diluted	$0.78	$2.38	$0.69

Weighted average number of shares (in millions):
Basic	780	768	756

Diluted	820	830	805

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(U.S. dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$1,854	$1,488
Short-term investments	53	1,387
Accounts receivable	4,653	3,546
Inventories	3,396	2,440
Prepaid expenses and other current assets	1,470	998

Total current assets	11,426	9,859
Long-term investments and receivables	425	632
Property, plant and equipment, net	3,699	2,515
Identifiable intangible assets, net	4,581	1,919
Goodwill	12,297	8,407
Other assets, deferred taxes and deferred charges	476	80

Total assets	$32,904	$23,412

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	$2,906	$1,841
Sales reserves and allowances	2,708	1,733
Accounts payable and accruals	2,244	1,383
Other current liabilities	623	414

Total current liabilities	8,481	5,371

Long-term liabilities:
Deferred income taxes	1,723	459
Other taxes payable	621	326
Employee-related obligations	182	149
Senior notes and loans	3,654	1,914
Convertible senior debentures	1,883	1,433

Total long-term liabilities	8,063	4,281

Commitments and contingencies, see note 12
Total liabilities	16,544	9,652

Minority interests	60	36

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; December 31, 2008 and 2007: authorized 1,500 million shares; issued and outstanding 889 million shares and 808 million shares, respectively	48	46
Additional paid-in capital	11,498	8,254
Retained earnings	5,288	5,041
Accumulated other comprehensive income	390	1,365
Treasury shares—December 31, 2008 and 2007—38 million and 40 million ordinary shares, respectively	(924)	(982)

Total shareholders’ equity	16,300	13,724

Total liabilities and shareholders’ equity	$32,904	$23,412

/s/ E. HURVITZ	/s/ S. YANAI
E. Hurvitz Chairman of the Board	S. Yanai President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

	Year ended December 31,
	2008	2007	2006
	(U.S. dollars in millions)
Share capital and additional paid-in capital
Balance, beginning of period	$8,300	$7,923	$3,412
Issuance of shares and stock options on acquisitions	2,928	—	4,080
Conversion of convertible senior debentures	31	63	175
Exercise of options by employees	192	212	180
Stock-based compensation expense	63	67	48
Excess tax benefit on options exercised	32	35	28

Balance, end of period	$11,546	$8,300	$7,923

Retained earnings and accumulated other comprehensive income
Balance, beginning of period	$6,406	$4,049	$3,226

Net income	635	1,952	546
Other comprehensive income (loss), net of tax:
Unrealized losses from available-for-sale securities	(319)	(51)	(4)
Reclassification adjustment on available-for-sale securities	369	*	2
Currency translation adjustment	(1,011)	740	533
Other	(14)	25	1

Total comprehensive income (loss)	(340)	2,666	1,078

Dividends	(388)	(299)	(229)
Initial adoption of FASB Interpretation No. 48		(10)
Initial adoption of FASB Statement No. 158—net	—	—	(26)

Balance, end of period	$5,678	$6,406	$4,049

Treasury shares
Balance, beginning of period	$(982)	$(830)	$(596)
Increase		(152)	(234)
Decrease	58

Balance, end of period	(924)	(982)	$(830)

Total shareholders’ equity	$16,300	$13,724	$11,142

*	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2008	2007	2006
	(U.S. dollars in millions)
Operating activities:
Net income	$635	$1,952	$546
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	315	283	239
Amortization of purchased intangible assets	178	221	192
Deferred income taxes—net and uncertain tax positions	27	111	(89)
Impairment and asset write offs	476	17	36
Acquisition of research and development in process	1,402	—	1,277
Stock-based compensation	63	67	48
Net change in certain assets and liabilities	76	(854)	(218)
Other items—net	59	16	27

Net cash provided by operating activities	3,231	1,813	2,058

Investing activities:
Purchase of property, plant and equipment	(681)	(542)	(390)
Acquisitions of subsidiaries, net of cash acquired	(4,749)	(18)	(3,587)
Proceeds from realization of marketable securities	3,381	4,520	4,161
Purchase of marketable securities and other assets	(2,155)	(5,298)	(4,205)
Other items—net	67	(15)	(37)

Net cash used in investing activities	(4,137)	(1,353)	(4,058)

Financing activities:
Proceeds from exercise of options by employees	192	212	180
Purchase of treasury shares	—	(152)	(234)
Proceeds from issuance of convertible senior debentures			1,375
Excess tax benefit on options exercised	33	36	50
Proceeds from long-term loans and other long-term liabilities received	39	37	1,539
Discharge of long-term loans and other long-term liabilities	(156)	(66)	(65)
Proceeds raised in bridge loans	1,750
Net increase (decrease) in short-term credit	30	(129)	(585)
Dividends paid	(388)	(299)	(229)
Redemption of convertible senior notes	(141)
Other items—net	(1)	(1)	(7)

Net cash provided by (used in) financing activities	1,358	(362)	2,024

Translation adjustment on cash and cash equivalents	(86)	58	32

Net increase in cash and cash equivalents	366	156	56
Cash and cash equivalents at beginning of year	1,488	1,332	1,276

Cash and cash equivalents at end of year	$1,854	$1,488	$1,332

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

DETAILS TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2008	2007	2006
	(U.S. dollars in millions)
Interest paid	$154	$179	$121

Income taxes paid, net of refunds	$160	$197	$284

Net change in certain assets and liabilities

	Year ended December 31,
	2008	2007	2006
	(U.S. dollars in millions)
Increase in accounts receivable	(775)	(316)	(478)
Increase in inventories	(548)	(421)	(112)
Increase (decrease) in sales reserves and allowances, accounts payable and accruals and other current liabilities	1,399	(117)	372

	76	(854)	(218)

As discussed in note 2a:

•

On December 23, 2008, the Company completed the acquisition of Barr Pharmaceuticals, Inc. for a total consideration of $7.5 billion. An aggregate amount of $2.9 billion of Teva shares and stock options was issued as part of the consideration for the acquisition.

•	On July 22, 2008, the Company completed the acquisition of Bentley Pharmaceuticals, Inc. The aggregate purchase price paid by Teva was $366 million in cash.

•	On February 21, 2008, the Company completed the acquisition of CoGenesys, Inc. Teva paid a cash purchase price of $412 million.

•

On January 26, 2006, the Company acquired Ivax Corporation for a total consideration of $7.9 billion. An aggregate amount of $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

As discussed in note 11, in 2008, 2007 and 2006, $89 million, $63 million and $182 million, respectively, of convertible senior debentures were converted into approximately 2 million, 3 million and 8 million Teva shares, respectively, of which 2 million shares in 2008 were treasury shares.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Company”), headquartered in Israel, together with its subsidiaries and associated companies (“Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of Pharmaceuticals and Active Pharmaceutical Ingredients. The majority of the Group’s sales are in North America and Europe. The Group’s main manufacturing facilities are located in Israel, United States, Canada, Ireland, Croatia and Hungary.

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

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to sales reserves and allowances, income taxes, purchase price allocation on acquisitions, inventories, contingencies and valuation of goodwill, intangible assets and investments, mainly auction rate securities.

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

Inventories are valued at the lower of cost or market. Cost of raw and packaging materials and purchased products is determined mainly on a “moving average” basis. Cost of finished products and products in process is determined as follows: the raw and packaging materials component—mainly on a “moving average” basis; the labor and overhead component—on an average basis over the production period.

d.	Investee companies:

These investments are included among long-term investments and receivables. Investments in which the Company has a significant influence but which are not subsidiaries (“associated companies”) are accounted for by the equity method. Other non-marketable equity investments are carried at cost.

e.	Marketable securities:

Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss). Unrealized losses considered to be temporary are reflected in other comprehensive income (loss); unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.

f.	Property, plant and equipment:

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, of between 25 to 50 years, mainly 33 years; machinery and equipment, 8-12 years; and other assets, ranging between 5 to 17 years, mainly 9 years.

g.	Goodwill and indefinite life intangible assets:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Indefinite life intangible assets are comprised of trade names.

Goodwill and indefinite life intangible assets are not amortized but rather tested for impairment annually at December 31 of each year, or whenever events or circumstances present an indication of impairment.

h.	Definite life intangible assets:

Definite life intangible assets consist mainly of acquired marketing and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries.

Definite life intangible assets are amortized mainly using the straight-line method over their estimated period of useful life, of between 8 to 20 years, mainly 15 years. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling, general and administrative expenses.

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

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

The adoption resulted in a reclassification of certain tax liabilities from current to non-current and in no material cumulative impact to retained earnings. The total amount of unrecognized tax benefits as of the date of adoption of FIN 48, inclusive of interest and penalties, amounted to $286 million, of which $230 million would have affected the effective tax rate if recognized.

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment reduces the original amount allocated to goodwill under FAS No. 141, “Business Combinations” (“FAS 141”). Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) Amounts of tax-exempt income generated from the Company’s current approved enterprises (see note 14) as Teva intends to permanently reinvest these and does not intend to distribute dividends from such income.

(3) Dividends distributable from the income of foreign companies in the Group, as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 20% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

k.	Treasury shares:

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to Teva, under “Treasury shares”.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the related goods are delivered or the services are performed.

In connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to “acquisition of research and development in process” at the acquisition date.

n.	Concentration of credit risks:

Most of the Group’s cash, cash equivalents and marketable securities were deposited with U.S., European and Israeli banks and other financial institutions and amounted to $2.1 billion at December 31, 2008. Marketable securities comprise available-for-sale securities, mainly treasury bills. As of December 31, 2008, Teva held auction rate securities with a principal amount of $450 million, compared with $655 million held on December 31, 2007. The decrease resulted from the sale of $218 million principal amount of such securities. Based on a valuation model, the fair value of these securities was reduced by approximately $352 million on an accumulated basis, of which $343 million is considered “other than temporary” and thus charged to earnings under finance expenses. $9 million is recorded as a balance sheet item under accumulated other comprehensive income. As a result, the value of the auction rate securities held by Teva at December 31, 2008 amounted to $98 million, which represents approximately 5% of Teva’s cash and marketable securities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Derivatives that do not qualify for hedge accounting under FAS 133, “Accounting for Derivative Instruments and Hedging Activities are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in “financial expenses—net”. Derivatives that qualify as a fair value hedge under FAS 133 are recognized on the balance sheet at their fair value, with changes in the fair value carried concurrently with the carrying amount of the hedged asset or liability.

Net premiums and discounts received on economic hedges amounted to $140 million, $90 million and $14 million for the years ended December 31, 2008, 2007 and 2006, respectively. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the statements of cash flows.

p.	Cash and cash equivalents:

All highly liquid investments, which include short-term (up to three months) bank deposits and money market instruments, that are not restricted as to withdrawal or use and short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

q.	Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares and fully vested restricted stock units (“RSUs”)) outstanding during the year, net of treasury shares.

In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested RSUs granted under employee stock compensation plans, using the treasury stock method; and (ii) the conversion of convertible senior debentures and subordinated notes using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures and subordinated notes.

r.	Comprehensive income:

Comprehensive income, net of related taxes where applicable, includes, in addition to net income: (i) currency translation adjustments; (ii) unrealized holding gains and losses on available-for-sale securities; (iii) gains in respect of derivative instruments designated as a cash flow hedge and (iv) additional minimum pension liability.

s.	Stock-based compensation:

The Company accounts for stock based compensation to employees in accordance with FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which was adopted effectively commencing

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

January 2006. The Company estimates the fair value of employee stock options using a Black-Scholes valuation model and values restricted stock units (“RSUs”) based on the market value of the underlying shares at the date of grant. The Company amortizes compensation costs using the graded vesting attribution method.

t.	Shipping and handling costs:

Shipping and handling costs, which amounted to $154 million, $126 million and $128 million for the years ended December 31, 2008, 2007 and 2006, respectively, are included in selling, general and administrative expenses.

u.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

v.	Fair value measurement:

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), for financial assets and liabilities carried at fair value. (Refer to Note 3.) This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

w.	Recently issued accounting pronouncements:

On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-07, “Accounting for Defensive Intangible Assets” (EITF 08-7). EITF 08-7 gives guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141R and SFAS No. 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of EITF 08-7 on its consolidated financial position and results of operations.

In December 2008, the FASB issued FSP 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1). FSP 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The adoption of this pronouncement will not have a material impact on the consolidated financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (the “FSP”), which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retroactive application to the terms of instruments as they existed for all periods presented. The FSP is effective for us as of January 1, 2009, and early adoption is not permitted. The adoption of this FSP will primarily affect the accounting for the Company’s 0.25% Senior Convertible Debentures due 2026 and 1.75% Senior Convertible Debentures due 2026 and will result in

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

increased interest expense of approximately $28 million in 2009, and a negligible effect on diluted earnings per share. The retroactive application of this FSP to years 2006 through 2008 will result in increased annual interest expense of approximately $47 million, $54 million and $30 million in years 2006, 2007 and 2008, respectively.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS No. 161”) as an amendment to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Teva, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of FAS 141R, this could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. The adoption of FAS 160 will not have a material impact on its consolidated financial statements.

NOTE 2—CERTAIN TRANSACTIONS:

a.	Acquisitions:

1) Acquisition of Barr Pharmaceuticals, Inc.

On December 23, 2008, Teva acquired the total shareholdings and control of Barr Pharmaceuticals, Inc. (“Barr”) for $4.6 billion in cash and approximately 69 million shares, representing approximately 8% of the issued and outstanding share capital of Teva at that time. For accounting purposes, the transaction was valued at

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

$7.5 billion (including transaction costs), based on the aggregate of the cash consideration and the average of the closing price of Teva’s share during the five day period commencing two trading days before the announcement date of the merger with Barr. The cash consideration of $4.6 billion was financed with Teva’s own resources and bridge loans received from Israeli banks.

Barr, a major generic pharmaceutical company worldwide, is a global company that operates in more than 30 countries, and is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals, biopharmaceuticals and active pharmaceutical ingredients. Teva expects the acquisition will further enhance Teva’s leadership position in the U.S. and significantly strengthen its position in key European and Central and Eastern European markets.

The acquisition of Barr was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. The allocation of the purchase price to the net assets acquired and liabilities assumed in this acquisition is preliminary, as the business combination was consummated on December 23, 2008, and has not been finalized. The final allocation could differ from this preliminary allocation. The results of operations are to be included in the consolidated financial statements of Teva commencing January 1, 2009.

Under the terms of the merger agreement, Barr shareholders received 0.6272 Teva shares and $39.90 in cash for each Barr share.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to Barr’s balance sheet as of December 31, 2008, which was included in Teva’s balance sheet:

U.S. $ in millions
Current assets	$2,391
Investments and other non-current assets	192
Property, plant and equipment	1,006
Identifiable intangible assets:
Existing products and trade name	2,843
Research and development in-process	988
Goodwill	4,322

Total assets acquired	11,742

Current liabilities	1,371
Long-term liabilities, including deferred taxes	2,809
Minority interest	26

Total liabilities assumed	4,206

Net assets acquired	$7,536

Cost of investment
Issuance of shares and stock options	$2,928
Cash paid	4,574
Transaction costs	34

$7,536

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

An amount of $988 million of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use, and, in accordance with US GAAP, was charged to operating expenses upon acquisition.

In-process R&D related to approximately 40 products and product groups, having values of up to approximately $160 million, with an average value of approximately $30 million per product, and includes 3 products with a value in excess of 10% of the total value. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a range of discount rates of between 11% and 14% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which may vary among the individual products. Material net cash inflows are expected to commence during 2010.

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

An amount of $2,843 million of the purchase price was allocated primarily to existing products, as described above. The Company is amortizing existing products over periods ranging from 5 to 15 years. Additional restructuring provisions recorded include $341 million, mainly related to severance pay, termination of certain agreements and other exit costs. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition not attributed to acquired in-process research and development, amounted to $4,322 million, and was allocated to goodwill.

Below are certain pro forma combined statement of income data for the years ended December 31, 2008 and 2007, as if the acquisition of Barr had occurred on January 1, 2008 and 2007, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets, mainly product rights; (b) estimated additional interest expense due to: (i) variable interest debt acquired in connection with the merger; and (ii) add-back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition; (c) pharmaceutical products divested as part of the regulatory requirements for approving the deal, and the expensing of acquired research and development in process; (d) elimination of intercompany sales; (e) elimination of net sales related to the divestiture of certain overlapping products; and (f) inclusion of shares and options issued consequent to the acquisition in the earning per share computation. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2008 and 2007, respectively, nor is it necessarily indicative of future results.

	Year Ended December 31,
	2008	2007
	(U.S. $ in millions, except earnings per share) (Unaudited)
Net sales	$13,747	$11,733

Net income	$171	$544

Earnings per share:
Basic	$0.20	$0.65

Diluted	$0.20	$0.61

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2) Acquisition of Bentley Pharmaceuticals, Inc.

On July 22, 2008, Teva acquired the total shareholdings and control of Bentley Pharmaceuticals, Inc. (“Bentley”), which at the conclusion of the transaction was comprised solely of its generic pharmaceutical operations. The aggregate purchase price paid by Teva was $366 million in cash, including transaction costs, funded from its internal resources.

Bentley manufactures and markets a portfolio of approximately 130 branded and generics pharmaceutical products in various dosages and strengths to physicians, pharmacists and hospitals. Bentley markets its products primarily in Spain, but also sells generic pharmaceuticals in other parts of the European Union.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of July 22, 2008, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. The results of operations of Bentley have been included in the consolidated statements of income commencing August 1, 2008. Approximately $170 million was allocated to identifiable intangible assets, comprised mainly of existing products. The Company is amortizing identifiable intangible assets over periods ranging from 8 to 15 years, mainly 15 years. An amount of $32 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with US GAAP.

3) Acquisition of CoGenesys, Inc.

On February 21, 2008, Teva acquired the total shareholdings and control of CoGenesys, Inc. (“CoGenesys”), a privately held biopharmaceutical company with a broad-based biotechnology platform and focused on the development of peptide- and protein-based medicines across broad therapeutic categories. CoGenesys was established in 2005 as a division within Human Genome Sciences, Inc. to focus on early drug development and was spun off as an independent company in June 2006. Under the terms of the agreement, Teva paid a cash purchase price of $412 million, including transaction costs, funded from its internal resources.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of February 21, 2008, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

The results of operations of CoGenesys have been included in the consolidated statements of income commencing March 1, 2008.

An amount of $382 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. Research and development in process related to 5 products, having values of up to $171 million, with an average value of $76 million per product. These drug development projects are still in clinical trials and were valued using the income approach, known as the Multi-Period Excess Earnings Method. This amount was charged to operating expenses upon acquisition, in accordance with US GAAP. An amount of $30 million was allocated to net tangible assets and liabilities.

4) Acquisition of Ivax Corporation

On January 26, 2006, Teva acquired Ivax Corporation (“Ivax”), a multinational generic pharmaceutical company with operations mainly in the United States, Europe and Latin America, for $3.8 billion in cash and

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

123 million shares, representing approximately 16% of the issued and outstanding share capital of Teva at that time. For accounting purposes, the transaction was valued at $7.9 billion (including transaction costs and vested stock options granted by Teva in exchange for Ivax’s vested stock options).

The cash consideration of $3.8 billion was financed with Teva’s own resources and the issuance of senior notes and convertible senior debentures (see notes 10 and 11).

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

An amount of $1,421 million of the purchase price was allocated primarily to existing products, as described above. The Company is amortizing existing products over periods ranging from 3 to 18 years. Additional restructuring provisions recorded include $139 million, mainly related to severance pay, termination of certain agreements and tax-related provisions, of which an amount of $132 million has been paid through December 31, 2008. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition not attributed to acquired in-process research and development amounted to $5,372 million, and was allocated to goodwill.

Event subsequent to December 31, 2008—Sale of Animal Health

On January 29, 2009 Teva sold its Israeli animal health unit for a consideration of approximately $47 million.

b.	Significant cooperation agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have and to otherwise share development cost or litigation risks. The Company’s most significant agreements of this nature are summarized below.

1)	With Kowa:

On September 24, 2008, Teva and Kowa Company, Ltd. signed a definitive agreement to establish a leading generic pharmaceutical company in Japan. The company, Teva-Kowa Pharma Co. Ltd., will seek to leverage the marketing, research and development, manufacturing and distribution capabilities of both companies to become a supplier of high quality generic pharmaceutical products for the Japanese market. Each company will have a 50% stake in Teva-Kowa Pharma Co. Ltd., which will become operational in 2009.

2)	With Lonza:

On January 20, 2009, Teva signed a definitive agreement with Lonza Group Ltd. to establish a joint venture to develop, manufacture and market a number of affordable, effective and safe generic equivalents of a selected portfolio of biologic pharmaceuticals. The joint venture is expected to commence activities during the first quarter of 2009, subject to applicable regulatory approvals.

3)	With Lundbeck:

The Company entered into a cooperation agreement with H. Lundbeck A/S (“Lundbeck”), under which Lundbeck and Teva jointly market Azilect®, an innovative product of the Company for the treatment of Parkinson’s disease, in certain key European countries. Lundbeck participated in the research and development expenses of Teva at varying rates.

Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

4)	With Impax and Anchen:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5)	With Sanofi-Aventis:

Under agreements entered into by Teva and Sanofi-Aventis, the sale and distribution, in North America, Europe and certain other countries, of Copaxone®, an innovative product of the Company for the treatment of multiple sclerosis, have been carried out by Sanofi-Aventis. Under the agreements, certain sales and marketing costs incurred by Teva were reimbursed by Sanofi-Aventis. Such reimbursements were recorded as a reduction of selling, general and administrative expenses.

Marketing of Copaxone® in the U.S. and Canada is done by Teva under the name “Teva Neuroscience.” In the core European countries, Copaxone® is jointly marketed by Teva and Sanofi-Aventis.

In April 2008, Teva took over the U.S. and Canadian distribution of Copaxone®. Under the terms of the agreements, Sanofi-Aventis is entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® for an additional two-year period, which is recorded under selling, general and administrative expenses. As a consequence of the agreement, since April 1, 2008, Teva reflects higher North American sales, at in-market prices, of Copaxone®. Also, since such date, certain sales and marketing costs incurred by Teva are no longer reimbursed by Sanofi-Aventis; previously, such reimbursements were recorded as a reduction of selling, general and administrative expenses.

Commencing in 2010, but mainly by February 2012, Teva expects to take over the distribution of Copaxone® in Europe and other territories covered under these agreements, at which time Sanofi-Aventis will be entitled to pre-agreed termination payments for a period of two years, after which these agreements with Sanofi-Aventis will terminate.

c.	Agreements with related parties:

In September 2008, Teva granted OPKO Ophthalmics, LLC an exclusive worldwide license to use Teva’s existing nebulized budesonide inhalation solution to develop and commercialize a therapeutic treatment exclusively for ophthalmic indications. OPKO Ophthalmics, LLC is a development stage specialty healthcare company owned by a public holding company, OPKO Health, Inc., which is controlled by Dr. Phillip Frost, Teva’s Vice Chairman of the Board, through individual and private investment holdings. Dr. Frost also serves as Chairman of the Board of Directors and CEO of OPKO Health, Inc.

In May 2008, Teva entered a Share Purchase Agreement and Research and Exclusive License Option Agreement with NovoTyr Therapeutics Ltd., which develops novel inhibitors of insulin-like growth factor receptor (IGF1R). NovoTyr was established in 2005 in Meytav Incubator, whose Chairman until December 2008 was Aharon Schwartz, Teva’s VP—Innovative Ventures. Meytav is controlled by Biomedix, which is controlled by Pontifax. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Pontifax and owns certain equity interests in Pontifax.

In 2007, Teva entered into an agreement to purchase a facility located at 30 Novopharm Court, Toronto, Canada and an additional leased facility in Stouffville, Ontario, Canada related to Novopharm’s operations for CAD $41.5 million. The sellers of both facilities are companies controlled by members of the family of Leslie Dan, a former director of Teva.

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

Teva and Jexys Medical Research Services & Development Co. Ltd entered in December 2006 into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva will invest in Jexys while maintaining its option for exclusive license. Harold Snyder, a recently deceased director of Teva, was a shareholder of Jexys, and Arik Yaari, Teva’s Group Vice President—Teva Generic Systems, is a director and shareholder of Jexys.

In 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development, using Protalix’s plant cell culture platform, of two proteins. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix. Mr. Hurvitz and Dr. Phillip Frost, Teva’s Vice Chairman of the Board, each own certain equity interests in Protalix.

During 2006, the former headquarters of Ivax, together with certain related equipment and service contracts, were sold to an affiliate of Dr. Frost for $18 million. Ivax, in turn, leased back a portion of the facility for an annual rent of $2 million (including operational and service costs).

NOTE 3—FAIR VALUE MEASUREMENT:

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), for financial assets and liabilities, and related FSP’s, including FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As defined in SFAS No. 157 and clarified by FSP FAS 157-3, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial items measured at fair value as of December 31, 2008 are classified in the table below in one of the three categories described above:

	December 31, 2008 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,854	$—	$—	$1,854
Marketable securities:*
Auction rate securities	—	—	98	98
Collateral debt obligations	13	1	—	14
Equity securities	11	—	—	11
Structures	—	36	—	36
Other	53	—	—	53
Derivatives—net**	—	(61)	—	(61)

Total	$1,931	$(24)	$98	$2,005

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. Level 1 input—refer to the measurement of fair value based on current market value. Level 2 input—refer to the measurement of fair value based on observable prices. When securities do not have an active market or observable prices, fair value is determined using a valuation model—Level 3 input. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.
**	Derivatives primarily represent foreign currency and option contracts and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets (auction rate securities) where fair value measurements are estimated utilizing Level 3 inputs.

U.S. $ in millions
Carrying value as of January 1, 2008	$331
Change from Level 1 to Level 3 due to lack of active market	58
Amount realized	(8)
Acquisition of Barr	13
Net change to fair value:
Included in earnings—financial expenses	(343)
Included in other comprehensive income	47

Carrying value as of December 31, 2008	$98

Financial income in 2008 included a $100 million cash payment received in connection with a settlement agreement with an institution regarding Teva’s auction rate securities portfolio, which Teva continues to hold.

The financial instruments of the Group consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair value of the financial instruments included in working capital and non-current receivables of the Group is usually identical or close to their carrying value (refer to note 1n). The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the convertible senior notes and debentures, included under long-term liabilities, based on quoted market values and prevailing market rates, amounted to $3,640 million at December 31, 2008 (December 31, 2007—$3,234 million).

The fair values and the carrying amounts of derivatives and senior convertible notes and debentures with an earliest date of redemption within 12 months are assets of $65 million and liabilities of $689 million at December 31, 2008, and assets of $50 million and liabilities of $1,490 million at December 31, 2007. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

NOTE 4—MARKETABLE SECURITIES:

1)	Available-for-sale securities: Comprised mainly of debt securities.

At December 31, 2008 and 2007, the fair value, cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2008	$429	$823	$5	$9
December 31, 2007	$1,847	$1,902	$4	$59

As of December 31, 2008, the gross unrealized holding losses of $9 million included failed auction rate securities, which were in an unrealized loss position. These are comprised primarily of auction rate securities. Fair value for those auction rate securities, as explained in note 1e, was determined using a valuation model. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. We place our cash investments in fixed income instruments that meet high credit quality standards, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument.

2)	Marketable securities, which comprise substantially all of available-for-sale debt securities, are classified as long-term or short-term based on the intended time of realizing the security.

Marketable securities are presented in the balance sheets as follows:

	December 31,
	2008	2007
	(U.S. $ in millions)
Cash and cash equivalents	$217	$26
Short-term investments	53	1,387
Long-term investments and receivables	159	434

	$429	$1,847

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The contractual maturities of debt securities, including treasury bills, are as follows:

December 31, 2008
(U.S. $ in millions)
2009	$253
2010	20
2011	24
2012	—
2013	8
2014 and thereafter	113

$418

NOTE 5—INVENTORIES:

	December 31,
	2008	2007
	(U.S. $ in millions)
Raw and packaging materials	$903	$663
Products in process	559	330
Finished products	1,904	1,417

	3,366	2,410
Materials in transit and payments on account	30	30

	$3,396	$2,440

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2008	2007
	(U.S. $ in millions)
Land*	$293	$161
Buildings	1,568	1,063
Machinery and equipment	2,363	1,935
Motor vehicles, computer equipment, furniture and other assets	742	599
Payments on account	277	154

	5,243	3,912
Less—accumulated depreciation and amortization	1,544	1,397

	$3,699	$2,515

*	Land includes long-term leasehold rights in various locations, with weighted average useful lives of approximately 99 years.

Depreciation and amortization expenses were $308 million, $273 million and $230 million in the years ended December 31, 2008, 2007 and 2006, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—GOODWILL AND INTANGIBLE ASSETS:

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	Pharmaceuticals	API	Total
	(U.S. $ in millions)
Balance as of January 1, 2007	$7,346	$692	$8,038
Changes during 2007:
Goodwill acquired during the year	25	—	25
Translation differences	273	97	370
Uncertain tax positions relating to goodwill on adoption of FIN 48	8	—	8
Reduction of goodwill—mainly due to tax effect on exercise of stock options	(34)	—	(34)

Balance as of December 31, 2007	$7,618	$789	$8,407
Changes during 2008:
Goodwill acquired during the year	4,452	38	4,490
Translation differences	(557)	(19)	(576)
Reduction of goodwill—mainly due to tax effect on exercise of stock options	(24)	—	(24)

Balance as of December 31, 2008	$11,489	$808	$12,297

b.	Intangible assets:

1)	Intangible assets consisted of the following:

	Original amount		Accumulated amortization		Amortized balance
	December 31,
	2008	2007	2008	2007	2008	2007
	(U.S. $ in millions)
Product rights	$5,259	$2,540	$769	$692	$4,490	$1,848
Trade names	91	71	—	—	91	71

Total	$5,350	$2,611	$769	$692	$4,581	$1,919

2)	Amortization of intangible assets amounted to $180 million, $221 million and $190 million in the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, the estimated aggregate amortization of intangible assets for the years 2009 to 2013 is as follows: 2009—$454 million; 2010—$512 million; 2011—$423 million; 2012—$410 million and 2013—$397 million.

c.	As of December 31, 2008, 2007 and 2006, the Company determined that there is no impairment with respect to either goodwill or other indefinite lived intangible assets.

During 2008, Teva recorded $107 million impairment charges related to product rights, which has been included under Litigation settlement, impairment and restructuring expenses—net.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—SHORT TERM DEBT:

	December 31,
	2008	2007
	(U.S. $ in millions)
Banks and other financial institutions	$2,097	$327
Convertible debentures	575	1,254
Current portion of long term senior notes and loans	234	260

	$2,906	$1,841

Short-term debt is comprised of loans, mainly from banks, senior convertible notes and debentures with an earliest date of redemption within 12 months, current portion of long-term loans and bank overdrafts. Loans were obtained from banks at a weighted average interest rate of 1.7% and 2.5% at December 31, 2008 and 2007, respectively.

In December 2008, Teva received $1.75 billion bridge loans facilities in connection with the Barr acquisition. Those loans are expected to be repaid during the course of 2009.

As of December 31, 2008, the Group had approximately $713 million available under unused lines of credit. In addition, in December 2008, we signed a financing agreement with the European Investment Bank (EIB) under which we received €200 million in January 2009 to invest in our European generic and biogeneric R&D activities amounting to at least €400 million over the next four years.

NOTE 9—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2008	2007
	(U.S. $ in millions)
Accrued severance pay	$124	$104
Defined benefit plans	58	45

Total	$182	$149

As of December 31, 2008 and 2007, the Group had $91 million and $97 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

The Company expects to contribute approximately $70 million in 2009 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

The main terms of the different arrangements with employees are described in b. below.

b.	Terms of arrangements:

1)	In Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. Pension plans for employees are under collective

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The Company expects to pay the following future minimum benefits to its employees: $32 million in 2009; $31 million in 2010; $35 million in 2011; $30 million in 2012; $33 million in 2013 and $189 million in 2014-2018.

NOTE 10—SENIOR NOTES AND LOANS:

a.	Senior notes and loans consisted of the following:

	Interest rate as of December 31, 2008	December 31,
		2008	2007
	%	(U.S. $ in millions)
Credit facilities (1)(2)		$1,885	$—
Senior notes (3)		1,480	1,500
Loans, mainly from banks (2)(3)	2.7 to 5.0	508	583
Debenture (4)(5)	7.2	15	91

		3,888	2,174
Less—current portion (included under “short-term debt”)		(234)	(260)

		$3,654	$1,914

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(1)	Incurred in connection with the Barr acquisition. Barr had entered into unsecured senior term and revolving credit facilities agreement with a syndicate of lending banks, arranged by Bank of America. Due to the acquisition of Barr by Teva, the agreements were amended in order to waive the lenders’ right to call Barr’s debt upon the change in control in connection with the acquisition, thereby allowing the outstanding obligations under the credit facilities to remain in place following the closing of the acquisition. As part of the amendments, Teva guaranteed Barr’s obligation under the facilities.

The facilities have outstanding balances of approximately $1,885 million that mature until 2013, mainly in 2011 and bear interest determined on the basis of USD LIBOR.

(2)	In January 2006, $1 billion principal amount of 6.15% Senior Notes due 2036 and $500 million principal amount of 5.55% Senior Notes due 2016 were issued in connection with the acquisition of Ivax. In 2008, Teva repurchased $20 million of these senior notes.
(3)	The balance as of December 31, 2008 and 2007 is mainly composed of:

(i) a syndicated loan denominated in Euros (mainly) and British Pounds in the amount of $330 million and $358 million, respectively. The loan is due in 2010 and bears interest determined on the basis of Euro LIBOR (mainly) and British Pound LIBOR.

(ii) a bank loan denominated in Canadian Dollars in the amount of $138 million and $172 million, respectively. The loan is due in 2011, and bears interest determined on the basis of Canadian Dollar LIBOR.

(4)	The balance as of December 31, 2008 and 2007 is comprised of a debenture with principal amounts of $15 million and $91 million, respectively, which was issued in 1998 in a private placement to institutional investors in the United States for periods of 10 and 20 years. The debenture has a fixed annual interest rate of 7.2% and 6.9% (weighted average), as of 2008 and 2007, respectively.
(5)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2008, the Company met all financial covenants.

b.	As of December 31, 2008, the required annual principal payments of long-term debt, starting with the year 2010, are as follows: 2010—$576 million; 2011—$1,372 million; 2012—$34 million; 2013—$172 million; 2014 and thereafter—$1,500 million. The above does not include the convertible senior debentures described in note 11.

c.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

NOTE 11—CONVERTIBLE SENIOR DEBENTURES:

As detailed below Teva issued convertible senior debentures unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any. Interest on each of the debentures is payable on a semi-annual basis. Unless previously redeemed or repurchased, under certain circumstances set forth in the related offering document, holders of the debentures may convert them into shares at the conversion prices detailed below.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As further described in the below table, Teva may redeem some of all of its debentures from and after a certain date. Similarly, holders of Teva’s debentures may require Teva to repurchase their debentures on certain dates, as described below, as well as upon the occurrence of certain events specified in the relevant offering document. With respect to its debentures due 2024, Teva may elect to pay the required repurchase price either in cash or Teva shares (as set forth in the related offering document); with respect to its debentures due 2026, Teva must pay the repurchase price in cash.

Convertible senior debentures issued during the year ended December 31, 2006 have no contingent feature and are convertible at any time.

The main terms of these debentures are summarized in the following table:

Month issued	Issuer	Footnote	Annual interest rate	Initial principal amount	Year due	Conversion price	Number of Teva shares issuable upon full conversion	Earliest future date of redemption at issuer’s option/repurchase at holder’s option
			%	(U.S. $ in millions)		$	(in millions)
January 2004	Teva Pharmaceutical Finance II, LLC Series A	(1)	0.50	$460	2024	37.26	12	Redemption on demand by issuer/ February 1, 2014 by holders

	Series B	(1)	0.25	$634	2024	34.66	18	February 1, 2010 by both issuer and holders

January 2006	Teva Pharmaceutical Finance Company B.V.		1.75	$818	2026	50.88	16	February 1, 2011 by both issuer and holders

January 2006	Teva Pharmaceutical Finance Company, LLC	(2)	0.25	$575	2026	46.81	(See footnote 2)	On demand by issuer/ February 1, 2011 by holders

	Ivax Corporation		4.50	$230	2008		Redeemed and converted through 2008

(1)	Holders of the debentures issued in 2004 may convert the debentures into Teva shares under certain conditions detailed in the related offering document; inter alia, holders of these debentures may surrender their debentures for conversion into Teva shares during any conversion period (as defined) if the trading prices of Teva shares were more than 130% of the conversion price for twenty trading days within the first thirty trading days of each quarter (“price threshold condition”).
(2)	These convertible senior debentures due 2026 include a “net share settlement” feature according to which the principal of the debentures will be paid in cash and, in the case of conversion, only the residual conversion value above the principal will be paid in Teva shares.

In 2008, 2007 and 2006, debentures with a principal amount of $89 million, $63 million and $182 million, respectively, were converted into a total 2 million, 3 million and 8 million shares of the Company, respectively.

In 2008, the convertible senior debentures assumed in connection with the Ivax acquisition reached maturity. As a result, $141 million principal amount of these debentures was redeemed in cash, and the balance was converted into Teva shares. In addition in 2006, Teva repurchased $4 million principal amount of convertible senior debentures issued in 2006.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The number of Teva ordinary shares issuable upon full conversion is subject to adjustments in certain circumstances, as detailed in the related offering documents.

The balance of the principal amount and accrued interest is as follows:

		December 31,
	Month issued	2008	2007
		(U.S. $ in millions)
Principal
	January 2004	$1,069	$1,069
	January 2006	1,389	1,618

		2,458	2,687
Accrued interest
	January 2004	2	2
	January 2006	7	8

		9	10

	Total	$2,467	$2,697

The convertible senior debentures, including accrued interest, are reflected in the balance sheets among:

	December 31,
	2008	2007
	(U.S. $ in millions)
Current liabilities	$584	$1,264
Long-term liabilities	1,883	1,433

	$2,467	$2,697

NOTE 12—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Operating leases:

As of December 31, 2008, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2009—$69 million; 2010—$51 million; 2011—$37 million; 2012—$26 million; 2013—$21 million; 2014 and thereafter—$93 million.

The lease fees expensed in each of the years ended December 31, 2008, 2007 and 2006 were $45 million, $51 million and $38 million, respectively, of which $1 million, $2 million and $3 million, respectively, were to related parties.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company has also undertaken to pay royalties to the Government of Israel, at the rates of 2% to 5% of sales relating to certain products, the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect of royalties to the Government as of December 31, 2008 amounted to $12 million.

b) Royalty expense included in cost of sales for the years ended December 31, 2008, 2007 and 2006 was $231 million, $186 million and $158 million, respectively.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Intellectual Property Proceedings

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are the AB-rated generic versions of Schwarz Pharma’s Univasc® tablets. Univasc® had annual sales of approximately $57 million for the twelve months ended March 2003, based on IMS data. In November 2008, Teva entered into a settlement agreement with Schwarz Pharma whereby it paid an undisclosed sum in exchange for a release from liability for its past sales.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004, based on IMS data. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. On September 21, 2007, the Federal Circuit reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling its gabapentin products. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are the AB-rated generic versions of AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004, based on IMS data. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded in June 2006. Following the expiration of the patent on April 20, 2007, the District Court issued a trial opinion on May 31, 2007 in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. On August 20, 2008, the Federal Circuit affirmed the District Court’s decision. A separate litigation against Teva with respect to the launch of omeprazole capsules has been revived, but no trial date has been scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its 30 mg, 60 mg and 180 mg fexofenadine hydrochloride tablets, which are the AB-rated generic versions of Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion for the twelve months ended June 2005, based on IMS data. In November 2008, Teva entered into a settlement agreement with Aventis pursuant to which Teva was released from claims relating to its past sales of fexofenadine in exchange for about a payment of $30 million and from claims relating to future sales in exchange for paying a royalty on such sales.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006, based on IMS data. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. On May 3, 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. Oral argument on Abbott’s appeal of the denial of the preliminary injunction was heard on May 7, 2008. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

In May 2007, Teva commenced sales of its 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg amlodipine besylate/benazepril capsules,. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007, based on IMS data. On June 11, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

In June 2007, Novopharm, Teva’s Canadian subsidiary, commenced sales in Canada of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007, based on IMS sales. On June 5, 2007, the Federal Court of Canada denied Eli Lilly’s request for an application to prohibit the Minister of Health from issuing Novopharm’s final regulatory approval. Shortly after Novopharm’s launch, Lilly filed an action for patent infringement. The trial is ongoing and we expect that it will conclude in March or April of 2009. The patent at issue expires on April 24, 2011. Were Eli Lilly ultimately to be successful in its allegation of patent infringement, Novopharm could be required to pay damages related to its sales of olanzapine tablets and be enjoined from selling those products.

In September 2007, Teva commenced sales of its 125 mg, 250 mg and 500 mg famciclovir tablets, which are the AB-rated generic versions of Novartis’ Famvir®. Famvir® had annual sales of approximately $200 million for the twelve months ended June 2007. On September 5, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits as to Teva’s invalidity and inequitable conduct defenses, based on the record before the Court. On June 9, 2008, the Federal Circuit denied Novartis’ appeal of the denial of the preliminary injunction. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its famciclovir tablets and be enjoined from selling those products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007, based on IMS data. On September 6, 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense, based on the record before the Court. Oral argument on Wyeth/Altana’s appeal of the denial of the preliminary injunction was heard on June 3, 2008. The patent at issue expires in 2010. A trial date has not been scheduled. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from further selling those products.

On July 11, 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. On August 28, 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents, as well as trade secret misappropriation claims. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it, and methods of using it. The lawsuit has triggered a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’s favor. On November 3, 2008, Sandoz, Inc. and Momenta Pharmaceuticals Inc. filed their answers to Teva’s complaint. The answers assert several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and enforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. On December 11, 2008 Sandoz International GmbH and Novartis AG brought a motion to dismiss Teva’s patent claims on personal jurisdiction grounds. Those defendants are also seeking to dismiss Teva’s trade secret misappropriation claims, alleging that Court has no jurisdiction over the trade secret claims.

Commercial Matters

In April 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. On April 5, 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp’s appeal was heard on February 6, 2009.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying these costs, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators. While it is not feasible to predict the outcome of many of these proceedings, Teva believes that they should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations or liquidity and capital resources.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Barr Laboratories, Inc., Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. On February 13, 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint does not name Teva or Barr as a defendant.

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

In February 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

manufacturers, including Novopharm, Teva’s Canadian subsidiary. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In January 2006, the Court denied the motions to authorize the class action and dismissed the matters. The claimants’ appeal of that ruling was denied in May 2008 by the Quebec Court of Appeal. The claimants sought leave to appeal to the Supreme Court of Canada, but this request was denied.

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”) and Ivax (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). On March 7, 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement on July 3, 2008, and a final fairness hearing is scheduled for April 27, 2009. Separately, a purported class action is pending in Arizona. Sicor is also a defendant in an action brought under the federal False Claims Act, but has not yet been served with the complaint. This matter is under seal and includes many of the same defendants as the MDL. A provision for these matters, including Sicor’s share of the MDL settlement payment, has been included in the financial statements.

A number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) are currently involved in one or more actions relating to reimbursements under Medicaid or other programs in the following 17 states: Alabama, Alaska, Arizona, Florida, Hawaii, Idaho, Illinois, Iowa, Kansas, Kentucky, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to its action relating to its Medicaid program, the State of South Carolina has brought an action in the South Carolina state courts on behalf of its state health plan. On December 23, 2008, the Teva parties settled the action brought by the Commonwealth of Massachusetts for $7 million. In May 2008, the United States District Court for the District of Massachusetts unsealed a drug pricing action against several generic pharmaceutical companies, including various Teva parties. The action was filed by a private party pursuant to the federal False Claims Act, and it alleges, on behalf of the federal government, drug pricing claims arising from the federal government’s contributions to the various state Medicaid programs. According to the complaint, the federal government declined to intervene in the litigation. The foregoing drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation, and the Teva parties continue to defend them vigorously.

The Office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney” or the “Office”) and the Civil Division of the Department of Justice are pursuing an investigation of allegations that IVAX Pharmaceuticals, Inc. (“IPI”) caused Omnicare, Inc. to file false or tainted claims for Medicare and/or Medicaid reimbursement, in violation of law, by directly or indirectly offering or paying remuneration to Omnicare, Inc., to induce it to recommend, prescribe or purchase IPI’s products. IPI is cooperating in the investigation. On April 10, 2008, the U.S. Attorney advised IPI’s counsel that criminal charges would not be brought against IPI at that time and that the Criminal Division of the Office was no longer investigating the Company. The Civil Divisions of the Office and the Department of Justice are, however, continuing their investigation into potential violations of the False Claims Act. IPI believes that it has meritorious defenses to the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

potential claims. If IPI were found liable for any such claims, a court could impose substantial fines, treble damages, penalties and/or injunctive or administrative remedies. A provision for this matter has been included in the financial statements.

Matters Involving Barr Pharmaceuticals, Inc. and its Subsidiaries

The following contingencies were assumed upon the merger with Barr. As the merger occurred on December 23, 2008, the measurement of these contingencies is preliminary, and the final measurement could differ from these initial estimates.

Product Liability Matters

Barr Laboratories, Inc. and Duramed Pharmaceuticals, Inc. have been named as defendants in approximately 6,400 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve Cenestin (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause) and medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy). Fewer than one-third of the complaints allege that the plaintiffs took a product manufactured by either Barr or Duramed. Barr and Duramed’s experience to date has demonstrated that, even in those cases, a high percentage of the plaintiffs are unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 4,800 cases have been dismissed, leaving approximately 1,600 pending. To date, Barr and Duramed products have been identified in less than 500 of those cases. Additional dismissals are expected. Barr believes it has viable defenses to the allegations in the complaints and is defending the actions vigorously.

Intellectual Property Proceedings

In August 2008, Barr commenced sales of its 4 mg, 8 mg and 12 mg galantamine immediate release (IR) tablets. Galantamine IR tablets are the AB-rated generic versions of Ortho-McNeil and Janssen’s Razadyne®, which had annual sales of approximately $98 million for the twelve months ending September 2008, based on IMS data. Prior to launching the product, the United States District Court for the District of Delaware held that the one Orange Book method patent, which expired in December 2008, was invalid. Janssen is appealing this decision. Were Ortho-McNeil and Janssen ultimately to be successful in their allegations of patent infringement, Barr could be required to pay damages relating to the sale of its galantamine IR tablets.

In October 2008, Barr commenced sales of its 8 mg, 16 mg and 24 mg galantamine extended release (ER) capsules. Galantamine ER capsules are the AB-rated generic versions of Ortho-McNeil and Janssen’s Razadyne ER®, which had annual sales of approximately $110 million for the twelve months ending September 2008, based on IMS data. Barr is in litigation regarding this product in the United States District Court for the District of New Jersey with respect to two patents, including the method patent which was held invalid in the litigation involving galantamine IR, as well as a formulation patent, which is set to expire in 2019. The District Court has not set a trial date. Were Ortho-McNeil and Janssen ultimately to be successful in their allegations of patent infringement, Barr could be required to pay damages relating to the sale of its galantamine ER capsules and be enjoined from further selling of those products.

Commercial Matters

In October 2005, plaintiffs Agvar Chemicals Inc., Ranbaxy Laboratories, Inc., and Ranbaxy Pharmaceuticals, Inc. filed suit against Barr in the Superior Court of New Jersey. In their complaint, plaintiffs seek to recover damages and other relief, based on an alleged breach of a contract whereby Barr was to purchase from Ranbaxy raw material for its generic Allegra product. In February 2009, Barr settled its claims with Agvar. The court has not yet set a date for trial in the Ranbaxy claims. Barr vigorously denies the allegations.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Competition, Pricing and Regulatory Matters

Together with numerous other pharmaceutical companies and Teva, as discussed above, Barr and/or its subsidiaries (the “Barr parties”) are defendants in various cases in which plaintiffs allege that pharmaceutical manufacturers’ drug price reporting caused governments and others to pay inflated reimbursements for covered drugs. The Barr parties are currently involved in one or more actions relating to reimbursements under Medicaid or other programs in the following 12 states: Alabama, Alaska, Hawaii, Idaho, Illinois, Iowa, Kentucky, Mississippi, New York, South Carolina, Texas, and Utah. In addition, Barr is a defendant in the action filed pursuant to the federal False Claims Act and unsealed by the District of Massachusetts in May 2008, in which Teva is also a defendant. The foregoing drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation, and the Barr parties continue to defend them vigorously.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of Ciprofloxacin (Cipro) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s office on behalf of a group of state attorneys general was closed without further action in December 2001. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. On November 7, 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the United States Court of Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the direct purchaser plaintiffs. On October 15, 2008, the Federal Circuit affirmed the grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs. The plaintiffs’ petition for panel rehearing and rehearing en banc was denied on December 23, 2008 and the mandate issued on December 30, 2008. Briefing in the direct purchaser plaintiffs’ appeal in the Second Circuit is complete, but oral argument has yet to be scheduled. All but three of the state cases have been dismissed. Briefing is anticipated to begin in the spring 2009 in the California case. The Kansas action is stayed, and an action in Florida is in the very early stages. Barr believes that its agreement with Bayer is a valid settlement to a patent suit and cannot form the basis of an antitrust claim. Based on this belief, Barr is vigorously defending itself in these matters.

In September 2003, Barr and Warner Chillcot entered into an agreement whereby Barr agreed to supply Ovcon to Warner Chillcot on an exclusive basis. Several class actions, as well as actions by the FTC and various state attorneys general, were filed against Barr and Warner Chillcot. Barr entered into settlements with the FTC and the state attorneys general and the class representatives of the indirect purchasers in its various Ovcon antitrust proceedings. On November 17, 2008, Barr reached a settlement in the amount of $8.5 million with direct purchasers who had opted out of previous settlements. On December 15, 2008, Barr reached a settlement in the amount of $13 million with the direct purchasers in the remaining class actions. On December 16, 2008, the parties submitted the settlement agreement and motion for preliminary approval to the Court. After notice to the class and a response period, the Court will hold a hearing to approve the settlement. Assuming approval of the class settlement, all claims in the litigation will have been resolved.

NOTE 13—SHAREHOLDERS’ EQUITY:

a.	Share capital:

As of December 31, 2008, there were 889 million ordinary shares issued and outstanding (December 31, 2007—808 million). Teva shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of American Depositary Shares, each of which represents one ordinary share, on the Nasdaq National Market in the United States. In addition, as at December 31, 2008 and 2007, there were five million and seven million, respectively, outstanding special shares issued by a subsidiary that are exchangeable at any time at the discretion of their holders into ordinary shares of the Company at a 1:1 ratio.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A reconciliation of opening and closing balances of the number of ordinary shares (in millions):

	2008	2007	2006
Balance outstanding at beginning of year	808	793	647
Increase of shares on acquisitions of subsidiaries (see note 2a);
Barr	69
Ivax			123
Exercise of options by employees	9	12	11
Conversion of convertible senior debentures	2	3	8
Other	1		4

Balance outstanding at end of year	889	808	793

During the year ended December 31, 2007, Teva spent $152 million to repurchase four million of its shares pursuant to repurchase plans. During the year ended December 31, 2008, Teva utilized $86 million or two million treasury shares in connection with the conversion of its 4.5% convertible notes.

Ordinary shares net of treasury shares at December 31, 2008 and 2007 amounted to 851 million and 768 million shares, respectively.

b.	Registered offerings:

In December 2008, the Company filed a shelf registration statement with the U.S. Securities and Exchange Commission. Under this registration statement, Teva may, from time to time, sell shares, debt securities and/or any other securities described in the registration statement in one or more offerings.

c.	Stock-based compensation plans:

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. The Company’s major plan, the Omnibus Long Term Share Incentive Plan, was approved by the shareholders on July 27, 2005, under which 50 million equivalent stock units, which include both options exercisable into ordinary shares and RSUs, were approved for grants. As of December 31, 2008, approximately 23 million equivalent stock units remain available for future awards.

The vesting period of the options and RSUs is generally 2 to 4 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options or RSUs are identical to those of the other ordinary shares of the Company. The contractual term of these options is primarily for seven years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of the status of the option plans as of December 31, 2008, 2007 and 2006, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2008		2007		2006
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	35,380	27.57	42,664	23.56	30,742	21.27
Changes during the year:
Granted*	4,512	41.42	4,723	42.44	23,557	23.08
Exercised	(9,273)	20.58	(11,425)	18.36	(10,959)	16.34
Forfeited	(1,407)	35.51	(582)	29.20	(676)	23.28

Balance outstanding at end of year	29,212	31.54	35,380	27.57	42,664	23.56

Balance exercisable at end of year	15,291	24.38	19,912	20.41	26,842	18.02

*	In 2008, options granted include 0.3 million vested stock options issued in connection with the acquisition of Barr. See note 2a.

In 2006, options granted include 16 million vested stock options issued in connection with the acquisition of Ivax. See note 2a.

The weighted average fair value of options granted during the years, excluding the vested award of stock options to employees consequent acquisitions in 2008 and 2006, estimated by using the Black-Scholes option-pricing model, was $9.9, $10.9 and $9.1 for the years ended December 31, 2008, 2007 and 2006, respectively. The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2008—1.1%, 2007—0.9% and 2006—0.9%; expected volatility of: 2008—25%, 2007—24% and 2006—25%; risk-free interest rates (in dollar terms) of: 2008—1.8%, 2007—3.7% and 2006 —4.4%; and expected lives of: 2008—5 years, 2007—5 years and 2006—5 years.

The expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. The expected life assumption reflects the expected life based on historical incidence of exercise of options. The dividend yield assumption reflects the expected dividend yield based on historical dividends. Pre-vesting forfeiture rates of between 2% and 7% were estimated based on pre-vesting forfeiture experience.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables summarize information at December 31, 2008 regarding the number of ordinary shares issuable upon: (1) outstanding options and (2) vested options.

(1) Number of ordinary shares issuable upon exercise of options outstanding
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$ 9.85 – $14.38	4,236	13.97	1.48	121,162
$14.50 – $15.25	1,013	15.09	0.26	27,818
$15.50 – $18.25	385	17.59	0.89	9,631
$18.40 – $23.95	2,389	20.46	1.48	52,810
$24.00 – $28.35	1,488	24.86	2.26	26,346
$28.50 – $33.80	8,617	32.28	4.34	88,670
$34.00 – $40.00	126	36.64	6.10	748
$40.05 – $49.00	10,958	43.02	5.75	—

Total	29,212	31.54	3.94	327,185

(2) Number of ordinary shares issuable upon exercise of options vested
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$ 9.85 – $14.38	4,236	13.97	1.48	121,162
$14.50 – $15.25	1,013	15.09	0.26	27,818
$15.50 – $18.25	385	17.59	0.89	9,631
$18.40 – $23.95	2,389	20.46	1.48	52,810
$24.00 – $28.35	1,488	24.86	2.26	26,346
$28.50 – $33.80	3,813	32.10	3.59	39,926
$34.00 – $40.00	87	35.75	6.46	594
$40.05 – $49.00	1,880	42.62	3.93	—

	15,291	24.38	2.32	278,287

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $42.57 on December 31, 2008, less the weighted average exercise price per range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The total number of in-the-money options exercisable as of December 31, 2008 was 14.5 million.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $227 million, $254 million and $221 million, respectively, based on the Company’s average stock price of $45.11, $40.59 and $36.52 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of award, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes information about the number of RSUs issued and outstanding:

	Year ended December 31, 2008
	Number (in thousands)	Weighted average grant date fair value $
Balance outstanding at beginning of year	1,608	$36.64
Granted	346	41.16
Exercised	(260)	35.18
Forfeited	(183)	34.87

Balance outstanding at end of year	1,511	38.13

	Year ended December 31, 2007
	Number (in thousands)	Weighted average grant date fair value $
Balance outstanding at beginning of year	1,188	$33.52
Granted	482	42.96
Exercised	(31)	42.74
Forfeited	(31)	31.21

Balance outstanding at end of year	1,608	$36.64

The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, based on the grant-date fair value. For the years ended December 31, 2008, 2007 and 2006, the Company recorded stock-based compensation costs as follows:

	Year Ended December 31,
	2008	2007	2006
	(U.S. $ in millions)
Employee stock options	$46	$53	$43
Restricted stock units (“RSUs”)	17	14	5

Total stock-based compensation expense	63	67	48
Tax effect on stock-based compensation expense	7	9	8

Net effect	$56	$58	$40

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $90 million and $35 million, respectively, at December 31, 2008, and is expected to be recognized over a weighted average period of 1.3 years for both stock options and RSUs.

d.	Retained earnings and accumulated other comprehensive income:

1)	Retained earnings available for distribution as cash dividends at December 31, 2008 include amounts the distribution of which would attract a tax of $877 million (see note 1j).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2)	Dividends are declared and paid in New Israeli Shekels (“NIS”). Dividends paid per share in the years ended December 31, 2008, 2007 and 2006 were $0.50, $0.39 and $0.31, respectively. Subsequent to December 31, 2008, the Company declared an additional dividend of 0.60 NIS per share in respect of the fourth quarter of 2008.

3)	Components of accumulated other comprehensive income.

	December 31,
	2008	2007
Currency translation adjustment, net of tax	$408	$1,419
Unrealized holding losses on available for sale securities, net of tax	(3)	(53)
Other	(15)	(1)

	$390	$1,365

NOTE 14—INCOME TAXES:

a.	Income before income taxes is composed of the following:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$2,350	$1,273	$1,496
Non-Israeli subsidiaries*	(992)	1,511	(467)
Unrealized profit eliminated on consolidation**	(531)	(431)	(323)

	$827	$2,353	$706

*	The loss before tax in 2008 and 2006 is mainly attributable to the acquisition of research and development in process which amounted to $1,402 million and $1,295 million respectively.
**	The unrealized profit eliminated on consolidation arose primarily from goods supplied by group companies in Israel.

b.	The provision for income taxes:

	Year ended December 31,
	2008	2007	2006
	(U.S $ in millions)
In Israel	$155	$11	$40
Outside Israel	47	352	161
Unrealized profit eliminated on consolidation*	(17)	34	(46)

	$185	$397	$155

Current	$490	$286	$244
Deferred	(305)	111	(89)

	$185	$397	$155

*	The unrealized profit eliminated on consolidation arose primarily from goods supplied by group companies in Israel.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reconciliation of the statutory tax rate of the Company in Israel to the effective consolidated tax rate:

	Year ended December 31,
	2008*	2007	2006*
Statutory tax rate in Israel	27%	29%	31%
Increase (decrease) in effective tax rate due to:
Different effective tax rates applicable to non-Israeli subsidiaries	(16)%	(3)%	(13)%
The Company and its Israeli subsidiaries—mainly tax benefits arising from reduced tax rates under benefit programs	(69)%	(11)%	(35)%
Increase in uncertain tax positions—net	34%	2%	—
Other—mainly acquisition of research and development in process and release of prior years’ provisions	46%	—	39%

Effective consolidated tax rate	22%	17%	22%

*	The large component percentages in 2008 and 2006 reflect the lower income before taxation in these years, which is primarily due to the write-off of research and development in process, consequent to the acquisitions consummated in these years, which amounted to $1,402 million and $1,277 million, respectively.

c.	Deferred income taxes:

	December 31,
	2008	2007
	(U.S. $ in millions)
Short-term deferred tax assets—net:
Inventory related	$(34)	$17
Sales reserves and allowances	112	26
Provisions for employee-related obligations	77	18
Unrealized profit from intercompany sales	97	79
Carryforward losses and deductions	115	23
Other	72	43

	439	206
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(21)	(20)

	418	186

Long-term deferred tax assets (liabilities)—net:
Property, plant and equipment	(144)	(110)
Intangible assets	(1,380)	(422)
Provisions for employee-related obligations	20	20
Carryforward losses and deductions*	246	130
Other	68	27

	(1,190)	(355)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(87)	(58)

	(1,277)	(413)

	$(859)	$(227)

*	This amount represents the tax effect of carry forward losses and deductions and expires as follows: 2010-2011—$20 million; 2012-2021—$170 million. The remaining balance—$56 million—can be utilized with no expiration date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2008	2007
	(U.S. $ in millions)
Current assets—prepaid expenses and other current assets	$544	$194
Current liabilities—other current liabilities	(126)	(8)
Other assets, deferred taxes and deferred charges	446	46
Long-term liabilities	(1,723)	(459)

	$(859)	$(227)

d.	Uncertain tax positions:

As stated in note 1j, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109”. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity of our unrecognized tax benefits:

	December 31,
	2008	2007
	(U.S. $ in millions)
Balance at the beginning of the year	$338	$286
Increase related to prior year tax positions, net	102	(16)
Increase related to current year tax positions	204	67
Tax assessments settlements	(34)
Acquisition of Barr	14
Other	7	1

Balance at the end of the year	$631	$338

Unrecognized tax benefits, mainly of a long-term nature, amounted to $631 million and $338 million at December 31, 2008 and 2007, respectively, and included accrued potential penalties and interest of $15 million and $24 million respectively. Unrecognized tax benefits included $603 million and $ 291 million of tax benefits in 2008 and 2007, respectively, which, if recognized, would reduce the annual effective tax rate. Teva does not expect unrecognized tax benefits to change significantly over the next 12 months.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Until 2008, results for Israeli tax purposes were measured on a real basis as adjusted for the increase in the Israeli Consumer Price Index (“Israeli CPI”). Various industrial projects of the Company and several of its Israeli subsidiaries have been granted “approved enterprise” status, which provides certain benefits, including tax exemptions, reduced tax rates and accelerated depreciation, depending on which route is taken in terms of these incentives. Income not eligible for “approved enterprise” benefits is taxed at a regular rate.

The regular corporate tax rate in Israel in 2008 was 27%. The corporate tax rate is to be gradually reduced as follows: in 2009—26% and in 2010 and onward—25%. Deferred income tax balances have been adjusted accordingly; the effect of such adjustment was not material.

NOTE 15—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

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

These transactions are for periods of less than one year. The counterparties to the derivatives comprised mainly of major banks and in view of the current financial environment the Company is monitoring the associated inherent credit risks.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—FINANCIAL EXPENSES NET:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in millions)
Interest expense	$174	$200	$179
Income from investments	(127)	(136)	(64)
Foreign exchange gain—net	(5)	(22)	(20)
Settlement (see note 3)	(100)
Other than temporary impairment of securities	376

Total finance expense	$318	$42	$95

NOTE 17—INFORMATION ON OPERATING SEGMENTS:

Operating segments:

1)	General:

Financial reports to Teva’s chief executive officer (its “chief operating decision maker”) evolve over time as Teva’s business develops and following major acquisitions. The chief operating decision maker reviews financial information on the following main disaggregated components of Teva’s business, on a quarterly basis:

a) Pharmaceutical business: sales, detailed by regions/main countries and major products; operating income data, detailed by: (i) generic pharmaceutical products, by geographic regions, as described below; (ii) global non-generic products, primarily Copaxone®; (iii) global manufacturing and production of certain locations; and (iv) research and development. Teva’s pharmaceutical business operates in three main regions (clusters): North America, Europe and International (which represents areas other than the North America, EU member states, Norway and Switzerland). Each cluster is managed by an executive who reports directly to the chief executive officer.

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

b) Financial data relating to reportable operating segments:

	Pharmaceuticals	API	Total
	(U.S. $ in millions)
Year ended December 31, 2008:
Net sales:
To unaffiliated customers	$10,482	$603	$11,085
Intersegment	—	1,279	1,279

Total net sales	$10,482	$1,882	$12,364

Operating income*	$481	$863	$1,344

Goodwill (at end of year)	$11,489	$808	$12,297

Expenditures for segment assets	$460	$160	$620

Depreciation and amortization	$374	$102	$476

Year ended December 31, 2007:
Net sales:
To unaffiliated customers	$8,847	$561	$9,408
Intersegment	—	899	899

Total net sales	$8,847	$1,460	$10,307

Operating income	$1,999	$610	$2,609

Goodwill (at end of year)	$7,618	$789	$8,407

Expenditures for segment assets	$396	$156	$552

Depreciation and amortization	$391	$93	$484

Year ended December 31, 2006:
Net sales:
To unaffiliated customers	$7,821	$587	$8,408
Intersegment	—	740	740

Total net sales	$7,821	$1,327	$9,148

Operating income*	$372	$589	$961

Goodwill (at end of year)	$7,346	$692	$8,038

Expenditures for segment assets	$259	$114	$373

Depreciation and amortization	$355	$72	$427

*	Operating income for the years ended December 31, 2008 and 2006 of the Pharmaceutical segment included acquisition of research and development in process, litigation settlement, impairment and restructuring expenses, for a total of $1,526 million and $1,391 million, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Sales of one pharmaceutical product were approximately 16%, 10% and 10% of total net sales to unaffiliated customers for the years ended December 31, 2008, 2007 and 2006, respectively. Sales to one major customer in the Pharmaceutical segment, as a percentage of total consolidated sales, for the years ended December 31, 2008, 2007 and 2006 were 13%, 10% and 9%, respectively. The balance due from the Company’s largest customer accounted for 21% of the gross trade accounts receivable balance at December 31, 2008. Accrued rebates and returns on these balances are recorded in current liabilities.

c) Following is a reconciliation of the net sales, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in millions)
Net sales:
Total sales of reportable segments	$12,364	$10,307	$9,148
Elimination of intersegment sales	(1,279)	(899)	(740)

Total consolidated net sales	$11,085	$9,408	$8,408

Operating income:
Total operating income of reportable segments	$1,344	$2,609	$961
Amounts not allocated to segments:
Elimination of intersegment items	(67)	(56)	(56)
General and administrative expenses	(132)	(143)	(93)
Other expenses	—	(15)	(11)

Consolidated operating income	1,145	2,395	801
Financial expenses—net	(318)	(42)	(95)

Consolidated income before income taxes	$827	$2,353	$706

3)	Geographical information:

Net sales by geographical areas:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in millions)
North America	$6,413	$5,428	$5,065
Europe	2,976	2,645	2,206
International*	1,696	1,335	1,137

	$11,085	$9,408	$8,408

* of which Israel	$476	$382	$343

The geographical sales information is classified by the geographical location of the customers.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Property, plant and equipment—by geographical location:

	December 31,
	2008	2007
	(U.S. $ in millions)
Israel	$977	$792
United States	734	409
Croatia	425	—
United Kingdom	273	300
Hungary	257	263
Other	1,033	751

	$3,699	$2,515

4)	Net sales by therapeutic category, as a percentage of total sales, were as follows:

	Year ended December 31,
	2008	2007	2006
Central nervous system	24%	24%	20%
Anticancer and autoimmune	20%	15%	15%
Cardiovascular	13%	14%	20%
Gastrointestinal and metabolism	12%	10%	6%
Respiratory	10%	10%	6%
Anti-infectives (includes antibiotics)	6%	7%	9%
Musculoskeletal	3%	4%	3%
Other*	12%	16%	21%

	100%	100%	100%

*	Includes nine other therapeutic categories.

5)	Net sales by product lines, as a percentage of total sales, were as follows:

	Year ended December 31,
	2008	2007	2006
Generic pharmaceuticals	73%	78%	80%
Branded pharmaceuticals	22%	16%	13%
API	5%	6%	7%

	100%	100%	100%

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—EARNINGS PER SHARE:

The net income and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Year ended December 31,
	2008	2007	2006
	(U.S. $ in millions)
Net income	$635	$1,952	$546
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	5	25	6

Net income used for the computation of diluted earnings per share	$640	$1,977	$552

Weighted average number of shares used in the computation of basic earnings per share	780	768	756
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	10	12	14
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	30	50	35

Weighted average number of shares used in the computation of diluted earnings per share	820	830	805

In computing diluted earnings per share for the year ended December 31, 2008, no account was taken of the potential dilution of convertible senior debentures and convertible senior subordinated notes, issuable upon assumed conversion, amounting to 17 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

The following table details the number of ordinary shares and special shares less treasury shares as of each balance sheet date:

	December 31,
	2008	2007	2006
	(Number of shares, in millions)
Ordinary shares—issued and outstanding	889	808	793
Special shares—exchangeable into ordinary shares (see note 13a)	5	7	7

	894	815	800
Treasury shares	(38)	(40)	(35)

	856	775	765

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 27, 2009 appearing in the 2008 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel February 27, 2009	Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2008

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2008	$83	$7	$30	$(8)	$112

Year ended December 31, 2007	$66	$19	$(1)	$(1)	$83

Year ended December 31, 2006	$34	$8	$28	$(4)	$66

Allowance in respect of carryforward tax losses:
Year ended December 31, 2008	$78	$14	$25	$(9)	$108

Year ended December 31, 2007	$108	$(7)	$(20)	$(3)	$78

Year ended December 31, 2006	$52	$16	$42	$(2)	$108

S-2