Form 20-F
period 2009-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2010-02-22
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva 49131, Israel

Tel: 972-3-914-8171

Fax: 972-3-914-8605

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

923,400,051 Ordinary Shares

719,745,494 American Depositary Shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which express management’s current beliefs or expectations with regard to future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements relate to, among other things:

•	our business strategy;

•	the development and launch of our products, including product approvals;

•	projected markets and market size;

•	our projected revenues, market share, expenses, net income margins and capital expenditures; and

•	our liquidity.

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

The following selected financial data for each of the years in the three-year period ended December 31, 2009 and at December 31, 2009 and 2008 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2006 and at December 31, 2007, 2006 and 2005 are derived from audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

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

Operating Data

	For the year ended December 31,
	2009	2008		2007		2006		2005
	U.S. dollars in millions (except per share amounts)
Net sales	13,899	11,085		9,408		8,408		5,250
Cost of sales	6,532	5,117		4,531		4,149		2,770

Gross profit	7,367	5,968		4,877		4,259		2,480
Research and development—net	802	786		581		495		369
Selling and marketing expenses	2,676	1,842		1,264		1,024		533
General and administrative expenses	823	669		637		548		266
Acquisition of research and development in process	23	1,402		—		1,295		—
Legal settlements, impairment, restructuring and acquisition costs	638	124		—		96		—

Operating income	2,405	1,145		2,395		801		1,312
Financial expenses—net	202	345	*	91	*	137	*	4

Income before income taxes	2,203	800		2,304		664		1,308
Provision for income taxes	166	184	*	386	*	145	*	236

	2,037	616		1,918		519		1,072
Share in losses (profits) of associated companies—net	33	1		3		3		(2)

Net income	2,004	615		1,915		516		1,074
Attributable to non-controlling interests	4	6	**	1	**	2	**	2	**

Net income attributable to Teva	2,000	609		1,914		514		1,072

Earnings per share—Basic ($)	2.29	0.78		2.49		0.68		1.73

—Diluted ($)	2.23	0.75		2.36		0.65		1.59

Weighted average number of shares (in millions)—Basic	872	780		768		756		618

—Diluted	896	820		830		805		681

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).
**	Non-controlling interests reclassification.

Balance Sheet Data

	As at December 31,
	2009	2008		2007		2006		2005
	(U.S. dollars in millions)
Working capital (current assets net of current liabilities)	4,539	2,945		4,492	*	3,569		3,245
Total assets	33,810	32,920	*	23,423	*	20,467	*	10,387
Short-term credit, including current maturities:
Short-term debt	1,301	2,906		1,837	*	742		375
Long-term debt, net of current maturities:
Convertible senior debentures	817	1,821	*	1,345	*	2,312	*	1,314
Senior notes and loans	3,494	3,654		1,914		2,127		459
Total long-term debt	4,311	5,475		3,259		4,439		1,773
Non-controlling interests	37	60		36		35		8
Total equity	19,259	16,438	*	13,864	*	11,319	*	6,042

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).

Dividends

We have paid dividends on a regular quarterly basis since 1986. Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing our debt obligations. Dividends are declared and paid in NIS. Dividends are converted into U.S. dollars and paid by the depositary of our American Depositary Shares (“ADSs”) for the benefit of owners of ADSs, and are subject to exchange rate fluctuations between the NIS and the U.S. dollar between the declaration date and the date of actual payment.

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 20%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. The rate of tax to be withheld on the dividend declared for the fourth quarter of 2009 is 20%.

The following table sets forth the amounts of the dividends declared in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share).

	2009	2008	2007	2006	2005
	In cents per share
1st interim	14.5	13.1	9.9	7.6	6.9
2nd interim	15.1	12.9	9.2	7.7	6.6
3rd interim	15.9	11.8	10.0	7.9	6.4
4th interim	18.7	14.7	12.4	9.4	7.2

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

Our success depends on our ability to develop and commercialize additional pharmaceutical products.

Our financial results depend, to a significant degree, upon our ability to commercialize additional generic and innovative pharmaceutical products as well as active pharmaceutical ingredients. We must successfully develop, test and manufacture generic products as well as prove that our generic products are the bioequivalent of their brand counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; if health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market. The development and commercialization process, particularly with respect to innovative products, is both time-consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect. Necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to produce and market such products successfully and profitably. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Our ability to introduce and benefit from new products also depends upon our success in challenging patent rights held by brand companies or developing non-infringing products. Our overall profitability depends on, among other things, our ability to introduce new products in a timely manner, to continue to manufacture products cost-efficiently and to manage the life cycle of our global generic portfolio.

Our revenues and profits from generic pharmaceutical products typically decline as a result of competition from both other generic makers and brand pharmaceutical companies.

Net selling prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies, both domestic and foreign, receive approvals and enter the market for a given product and competition intensifies. Our ability to sustain our sales and profitability on any product over time is affected by the number of new companies selling such product and the timing of their approvals.

In addition, our generic pharmaceutical products face intense competition from brand pharmaceutical companies, which continue to take aggressive steps to thwart competition from generic companies. In particular, brand companies sell or license their own generic versions of their products, either directly or through other generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for authorized generics, and brand companies do not face any other significant barriers to entry into such market.

Brand companies also seek to delay introductions of generic equivalents, and to decrease the impact of generic competition, by:

•	obtaining new patents on drugs whose original patent protection is about to expire;

•	obtaining patents that are more complex and costly to challenge;

•	filing patent infringement suits that automatically delay the approval of generic versions by the U.S. Food and Drug Administration (“FDA”);

•	filing citizens’ petitions with the FDA contesting generic approvals on alleged health and safety grounds;

•	questioning the quality and bioequivalence of generic pharmaceuticals;

•	developing controlled-release or other slightly modified versions, which often reduce demand for the generic version of the existing product for which we are seeking approval;

•	changing product claims and product labeling;

•	developing and marketing over-the-counter versions of brand products that are about to face generic competition; and

•	making arrangements with managed care companies and insurers to reduce economic incentives to purchase generic versions.

These strategies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether.

Our revenues and profits are closely tied to our ability to obtain U.S. market exclusivity for generic versions of significant products.

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of exclusivity in the U.S. market provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. For example, our 2009 operating results included contributions from products launched with U.S. market exclusivity, or with otherwise limited competition, such as mixed amphetamine salts, Tri-Lo Sprintec™, oxaliplatin, budesonide and minocycline. Our ability to achieve sales growth and profitability is dependent on our success in challenging patents, developing non-infringing products or developing products with increased complexity to provide launch opportunities with U.S. market exclusivity or limited competition. In addition, the number of significant new generic products for which Hatch-Waxman exclusivity is available, and the size of those product opportunities, vary significantly from year to year, or even from quarter to quarter, and is expected to decrease over the next several years in comparison to those available in the past. Failure to continue to develop such opportunities could have a material adverse effect on our sales and profitability.

The 180-day market exclusivity period is only triggered by commercial marketing of the product or, in certain cases, a final court decision that is no longer subject to appeal holding the applicable patents to be invalid, unenforceable or not infringed. However, the Medicare Act also contains forfeiture provisions which would deprive the first “Paragraph IV” filer of exclusivity if certain conditions are met, some of which may be outside our control. Accordingly, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products.

We have sold and may elect to sell in the future generic products prior to the final resolution of outstanding patent litigation, and, as a result, we could be subject to liability for damages.

At times, we or our partners seek approval to market generic products before the expiration of patents relating to the brand versions of those products, based upon our belief that such patents are invalid or otherwise unenforceable, or would not be infringed by our products. As a result, we are involved in patent litigation, the outcome of which, in certain cases, could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to sell a generic product even though litigation is still pending—whether before any court decision is rendered or while an appeal of a lower court decision is pending. For example, we launched, and continue to sell, generic versions of Neurontin® (gabapentin), Lotrel® (amlodipine benazepril), Protonix® (pantoprazole) and Eloxatin® (oxaliplatin), despite the fact that litigation with the companies that sell the brand versions of these products is still pending.

If we sell certain products prior to a final court decision, and such decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and to face substantial liabilities for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing products. These damages may be significant, and could materially adversely affect our business. In the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products.

Any manufacturing or quality control problems may damage our reputation for high quality production and negatively impact our financial results.

Recently there has been increasing regulatory scrutiny of pharmaceutical manufacturers. We must register our facilities, whether located in the U.S. or elsewhere, with the FDA and similar regulators and our products must be made in a manner consistent with current good manufacturing practices (“cGMP”), or similar standards in each territory in which we manufacture. In addition, the FDA and other agencies periodically inspect our manufacturing facilities. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGMP or other regulations, or a warning letter for violations of “regulatory significance” that may result in enforcement action if not promptly and adequately corrected. Compliance with production and quality control regulations requires substantial expenditure of resources. If any regulatory body were to require one of our manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

Sales of our innovative products, especially Copaxone®, could be adversely affected by competition.

Our innovative products face or may face intense competition from competitors’ products, which may adversely affect our sales and profitability. Copaxone® is our leading innovative product, from which we derive approximately 18% of our net sales and which contributes disproportionately to our profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as the leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing products, such as Avonex®, Betaseron®, Rebif®, Extavia® and Tysabri®. We may not be able to introduce price increases at the same rate as in recent years or to offset any decrease in the rate of growth of sales. We may also face competition from additional products in development, including orally administered formulations of Gilenia®, which has recently been granted priority review status by the FDA, cladribine which is the subject of a submitted NDA and fingolimod, which have completed their Phase III trials. In addition, if our patents on Copaxone® are successfully challenged, we may also face generic competition prior to 2014, when the U.S. orange book patents covering Copaxone® would otherwise expire. In July 2008, Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an Abbreviated New Drug Application (“ANDA”) with the FDA for a generic version of Copaxone® seeking approval prior to the expiration of our patents. In August 2008, we filed a complaint against Sandoz/Momenta, which triggered a stay of any FDA approval of the ANDA until the earlier of January 2011 or a district court decision (if any) in favor of the ANDA filer. On October 16, 2009, Mylan Laboratories also filed an ANDA for a generic version of Copaxone®. Any substantial decrease in the profits derived from our innovative products would have an adverse effect on our results of operations.

Sales of our products may be adversely affected by the continuing consolidation of our customer base.

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2009 accounted for 16% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products.

Our net sales and quarterly growth comparisons may also be affected by fluctuations in the buying patterns of retail chains, major distributors and other trade buyers, whether resulting from seasonality, pricing, wholesaler buying decisions or other factors. In addition, since such a significant portion of our U.S. revenues is derived from relatively few customers, any financial difficulties experienced by a single customer, or any delay in receiving payments from a single customer, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to consummate and integrate future acquisitions.

We have grown, in part, through a number of significant acquisitions, including our acquisition of Barr Pharmaceuticals, Inc. in December 2008, Ivax Corporation in January 2006 and Sicor Inc. in January 2004. We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical businesses and seek to integrate them into our own operations. As part of our strategy, we also seek to enter into joint ventures with third parties. We cannot assure you that we will be successful in entering into these joint ventures or that they will achieve the expected results.

Acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions that would enable us to execute our business strategy.

•

We compete with others to acquire companies, including brand companies that seek to expand or enter into the generic market. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•	We may not be able to obtain the necessary regulatory approvals, including those of competition authorities, in countries where we are seeking to consummate acquisitions.

•	We may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

•	We may fail to integrate acquisitions successfully in accordance with our business strategy or achieve expected synergies.

•

We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent infringement or product liability claims.

•	For various commercial and economic considerations, we may not be able to consummate acquisitions that we have identified as being critical to our strategy.

The manufacture of our products is highly complex, and an interruption in our supply chain or problems with our information technology systems could adversely affect our results of operations.

Our products are either manufactured at our own facilities or obtained through supply agreements with third parties. Many of our products are the result of complex manufacturing processes, and some require highly specialized raw materials. For some of our key raw materials, we have only a single, external source of supply, and alternate sources of supply may not be readily available. For example, we purchase raw materials for most of our oral contraceptive products, which make up a substantial portion of our women’s health business, exclusively or primarily from the same external source. If our supply of certain raw materials or finished products is interrupted from time to time, or proves insufficient to meet demand, our results of operations could be adversely impacted.

In addition, we rely on complex information technology systems, including Internet-based systems, to support our supply-chain processes as well as internal and external communications. The size and complexity of our systems make them potentially vulnerable to breakdown or interruption, whether due to computer viruses or other causes, that may result in the loss of key information or the impairment of production and other supply chain processes. Such disruptions and breaches of security could adversely affect our business.

Our specialty pharmaceuticals businesses face intense competition from companies that have greater resources and capabilities.

As our business evolves beyond pure generic pharmaceuticals, we face intense and different competition in our respiratory and women’s health specialty businesses, which contributed a substantial portion of our revenues and profits in 2009. Our competitors in these product categories typically have substantially greater experience in the marketing and sale of brand, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we need to emphasize to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise more well-established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to the lawsuits that we have recently settled or announced.

The laws and regulations regarding reporting and payment obligations with respect to Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge by the government, and it is possible that such reviews could result in material changes. A number of state attorneys general, as well as state and federal government agencies, have filed lawsuits alleging that we and other pharmaceutical companies reported inflated average wholesale prices, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Such allegations could, if proven or settled, result in civil and/or criminal sanctions, including treble damages, civil monetary penalties and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of government investigations regarding drug reimbursement or pricing issues.

Recently, we announced settlements of the cases brought by the states of Alabama and Massachusetts and an agreement in principle to settle litigation brought by Ven-A-Care, Inc. on behalf of the states of California, Florida, Texas and the federal government. Although we have recorded reserves related to the remaining lawsuits based on our estimates of probable future costs, there is no guarantee that such lawsuits will not result in substantial further costs.

Because we have substantial international operations, our sales and profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

Over 40% of our revenues comes from sales outside of the United States. As a result, we are subject to significant foreign currency risk, including repatriation restrictions in certain countries. An increasing amount of our sales, particularly in Latin America and Central and Eastern European countries, is recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. We may also be exposed to credit risks in some of these markets. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

In particular, although the majority of our net sales and operating costs is recorded in, or linked to, the U.S. dollar, which is our functional currency, in 2009 we recorded sales and expenses in over 30 other currencies. Approximately 60% of our operating costs in 2009 was incurred in currencies other than the U.S. dollar, particularly in euros, NIS, Hungarian forints, Canadian dollars and pounds sterling. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

We use derivative financial instruments to manage our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, there can be no assurance that we will be able to limit all of our exposure to exchange rate fluctuations that could affect our financial results.

Reforms in healthcare regulation and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for healthcare have been the subject of considerable public attention almost everywhere we conduct business. Both private and governmental entities are seeking ways to reduce or contain healthcare costs. In many countries where we operate, pharmaceutical prices are subject to regulation. In the U.S., numerous proposals that would effect changes in the healthcare system have been introduced in Congress (as well as in some state legislatures), including expanded Medicare coverage for drugs, which became effective in January 2006. Similar measures are being taken or introduced throughout Western Europe, Israel, Russia, certain countries in Central and Eastern Europe and several countries in Latin America. These changes may cause delays in market entry or adversely affect pricing and profitability. We cannot predict which measures may be adopted or their impact on the marketing, pricing and demand for our products.

In the United States, the Deficit Reduction Act of 2005 mandated a new regulation, which became effective in part on October 1, 2007, establishing the method by which pharmaceutical manufacturers, including us, must calculate “average manufacturer price,” or AMP. The Act strongly encouraged state Medicaid programs to utilize AMP in the future as the benchmark for prescription drug reimbursement in place of the previous, widely used benchmark of average wholesale price. One potentially significant requirement is that AMP be disclosed to the public. AMP was historically kept confidential by the government and participants in the Medicaid program. Disclosing AMP to competitors, customers, and the public at large could negatively affect our leverage in commercial price negotiations.

The Act also changed the method used to determine the federal upper limit on payment for generic drugs. Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. Federal reimbursements to states for the federal share of those payments are subject to this federal ceiling, which, effective January 1, 2007, was 250% of the average manufacturer price for generic drugs. This price limit may have the effect of reducing the reimbursement rates for certain medications that we currently sell. We are reviewing the potential impact of the Act on our business and profitability and have not yet been able to draw conclusions, because the implementation of certain provisions of the final regulations promulgated under the Act has been stayed by litigation. We do not know how long the court-ordered stay will remain in effect or what the final outcome will be.

A number of markets in which we operate have implemented “tender systems” for generic pharmaceuticals in an effort to lower prices. Under such tender systems, manufacturers submit bids which establish prices for generic pharmaceutical products. The measure is impacting marketing practices and reimbursement of drugs and may further increase pressure on competition and reimbursement margins. Certain other countries may consider the implementation of a tender system. Failing to win tenders, or the implementation of similar systems in other markets leading to further price declines, could have a material adverse affect on our business, financial position and results of operations.

We have significant and increasing operations in countries that may be adversely affected by political or economic instability, major hostilities or acts of terrorism.

We are a global pharmaceutical company with worldwide operations. Although over 80% of our sales are in North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America and Central and Eastern Europe, which may be more susceptible to political or economic instability.

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

Our agreements with brand pharmaceutical companies, which are important to our business, are facing increased government scrutiny in both the U.S. and Europe.

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

Similarly, the EU Commission has recently placed our European operations, as well as those of several brand and generic companies, under intense scrutiny in connection with its inquiry into possible anticompetitive conditions in the European pharmaceutical sector. Beginning in January 2008 and as recently as December 2009, for example, the EU Commission has conducted high-profile, unannounced raids on our European offices and those of many of our brand and generic competitors. In its July 2009 report, the EU Commission found that between 2000 and 2007, generic medicines did not reach the market on average until seven months after expiration of the relevant patent, and it has asserted that the delays were due to settlement agreements with generic companies that delayed entry of generic competition. The EU Commission is currently reviewing over 200 such settlement agreements for evidence of anticompetitive practices, including several agreements to which we are a party. Although no legal or regulatory action has been taken against us in Europe as result of the inquiry, there is a risk that the increased scrutiny of the European pharmaceutical sector may lead to changes in regulation of our business that would have an adverse impact on our results of operations in Europe.

The success of our innovative products depends on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our innovative products depends, in part, on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products, especially Copaxone®, our leading innovative product, which, as described above, is being challenged by certain competitors.

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

The pharmaceutical industry is subject to regulation by various governmental authorities. For instance, we must comply with requirements of the FDA and other national healthcare regulators with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply with these requirements may lead to financial penalties, compliance expenditures, the recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the applicable regulator’s review of our submissions, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the regulators may also have the authority to revoke previously granted drug approvals. Although we have internal regulatory compliance programs and policies and have had a favorable compliance history, there is no guarantee that these programs, as currently designed, will meet regulatory agency standards in the future. Additionally, despite our efforts at compliance, there is no guarantee that we may not be deemed to be out of compliance in some respect in the future. If we were deemed to be significantly noncompliant, our business, financial position and results of operations could be materially affected.

Data exclusivity provisions exist in many countries where we operate, although their application is not uniform. In general, these provisions prevent the approval by, and/or submission of generic drug applications to, the health authorities for a fixed period of time following the first approval of a novel brand-name product in that country or other recognized countries. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the approval and/or submission of generic drug applications for some products even after patent protection has expired.

We are subject to legislation in Israel relating to patents and data exclusivity, among other things. Modifications of such legislation or court decisions regarding this legislation may adversely affect us and may impact our ability to export Israeli-manufactured products in a timely fashion. Additionally, the existence of third-party patents in Israel, with the attendant risk of litigation, may cause us to move production outside of Israel or otherwise adversely affect our ability to export certain products from Israel. Exports from Europe may similarly be affected by legislation relating to patents and data exclusivity and also by the risk of patent litigation.

Regulations to permit the sale of biotechnology-based products as bioequivalent or biosimilar drugs, primarily in the U.S., may be delayed, or may otherwise jeopardize our investment in such products.

We have made, and expect to continue to make, substantial investments in our ability to develop and produce biotechnology-based products, which require significantly greater early-stage financial commitments than “small-molecule” generic product development. Although some of these products may be sold as innovative products, one of our key strategic goals in making these investments is to position Teva at the forefront of the development of bioequivalent or biosimilar generic versions of currently marketed biotechnology products. To date, in many markets, most notably the U.S., there does not yet exist a legislative or regulatory pathway for the registration and approval of such “biogeneric” products. Significant delays in the development of such pathways, or significant impediments that may be built into such pathways, could diminish the value of the investments that we have made, and will continue to make, in our biotechnology capabilities. For example, in the proposed healthcare reform legislation pending in the U.S. Congress, biosimilar products may not be approved for twelve years following approval of the branded biotechnology product. As a result, generic competition may be delayed significantly, adversely affecting our ability to develop a successful biosimilars business.

The increased amount of intangible assets and goodwill recorded on our balance sheet will likely lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill, trade names and acquired product and marketing rights are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years to $16.7 billion, primarily as a result of our recent acquisitions, and will increase further following future acquisitions as a result of changes in U.S. accounting rules regarding the treatment of in-process research and development. Impairment testing under U.S. GAAP will likely lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Any significant impairment charges could have a material adverse effect on our results of operations.

If our intercompany arrangements are challenged and determined to be inappropriate, our tax liabilities could increase.

We have potential tax exposures resulting from the varying application of statutes, regulations and interpretations, including exposures with respect to manufacturing, research and development, marketing, sales and distribution functions. Although our arrangements are based on accepted tax standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in such jurisdictions, which may increase our tax liabilities and could have a material adverse effect on the results of our operations.

We may be susceptible to product liability claims that are not covered by insurance.

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. As we continue to expand our portfolio of available products, we have experienced an increase in the number of product liability claims against us, and we expect that trend to continue. Moreover, we sell, and will continue to sell, certain pharmaceutical products for which product liability insurance coverage is not available to us, and, accordingly, we may be subject to claims that are not covered by insurance. In addition, products for which we currently have coverage may be excluded from coverage in the future. Certain claims may be subject to our self-insured retention, exceed our policy limits or relate to damages that are not covered by our policy. Because of the nature of these claims, we are generally not permitted under U.S. GAAP to establish reserves in our accounts for such contingencies. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

Termination or expiration of governmental programs or tax benefits could adversely affect our overall effective tax rate.

Our tax expenses and the resulting effective tax rate reflected in our financial statements are likely to increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the various countries in which we operate or changes in the mix of countries where we generate profit. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain such benefits.

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

Although economic conditions in many countries have stabilized somewhat following the widespread contraction in late 2008 and 2009, government revenues have decreased substantially compared to recent years. As a result, national healthcare budgets will continue to face cost pressures, which may result in reduced spending on healthcare and drive us and our competitors to decrease prices. Moreover, decreases in personal incomes may cause patients to reduce their expenditures on medications. While generic drugs present an alternative to higher-priced branded products, our sales could nevertheless be negatively impacted if patients forego obtaining healthcare and purchasing pharmaceutical products.

The failure to retain key personnel, or to attract additional executive and managerial talent, could adversely affect our business.

Given the global reach of our business and our multiple areas of focus, each of which would be a significant stand-alone company, we are especially reliant upon the quality of our management and workforce. In addition, the success of our research and development activities depends on our ability to attract and retain sufficient numbers of skilled scientific personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees, may delay or prevent the achievement of major business objectives.

In addition, our increasing focus on innovative and specialty pharmaceuticals requires much greater use of a direct sales force than does our core generic business. Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel. Competition for qualified sales personnel is intense. We may also need to enter into co-promotion, contract sales force or other such arrangements with third parties, for example, where our own direct sales force is not large enough or sufficiently well-aligned to achieve maximum penetration in the market. Any failure to attract or retain qualified sales personnel or to enter into third-party arrangements on favorable terms could prevent us from successfully maintaining current sales levels or commercializing new innovative and specialty products.

Our failure to comply with applicable environmental laws and regulations worldwide could adversely impact our business and results of operations.

We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater. Under certain laws, we may be required to remediate contamination at certain of our properties, regardless of whether the contamination was caused by us or by previous occupants of the property.

ITEM 4:	INFORMATION ON THE COMPANY

Introduction

Teva Pharmaceutical Industries Limited is a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. We are the leading generic drug company in the world, as well as in the United States, in terms of both total and new prescriptions. We also have a significant and growing branded pharmaceutical portfolio, including Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, respiratory products and women’s health products. Our active pharmaceutical ingredient (“API”) manufacturing capabilities provide significant vertical integration to our own pharmaceutical production.

Our global presence covers North America, Europe, Latin America, Asia and Israel. We currently have direct operations in more than 60 countries, including 38 finished dosage pharmaceutical manufacturing sites in 17 countries, 15 generic R&D centers operating mostly within certain manufacturing sites and 21 API manufacturing sites around the world. In 2009, we generated approximately 60% of our sales in North America (which for the purpose of this report includes the United States and Canada only), approximately 25% in Europe (which for the purpose of this report includes all European Union (“EU”) member states and other Western European countries) and approximately 15% in other regions (primarily Latin America, including Mexico, Israel and Central and Eastern European countries that are not members of the EU). For a breakdown of our sales by product lines and by geographic market for the past three years, see “Item 5: Operating and Financial Review and Prospects—Results of Operations—Sales—General.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267. Our website is www.tevapharm.com.

Strategy

In January 2010, we announced our revised strategic goals of generating by 2015 revenues of $31 billion and non-GAAP net income of $6.8 billion. The core elements of our strategy to reach those goals include:

•

Increasing Our Market Share: Growing our market share in key markets, including the world’s largest market for generic pharmaceuticals, the U.S., and securing or enhancing our market positions in Europe and in key international markets in Latin America, Central and Eastern Europe and Asia. We believe that such growth will result from the growing demand for generic pharmaceuticals, as governments and other payors strive to expand access to affordable high-quality medicine and control healthcare costs, from new product opportunities, as brand products with current sales of approximately $150 billion will lose patent protection by 2015, and from our competitive advantages and leadership position in the market. We expect that a significant portion of this growth will come from European and international markets that currently have low generic penetration rates;

•

Investment in Our Product Portfolio: Improving our generic R&D capabilities and production capacity, with a focus on capturing more high-value first-to-market opportunities in key markets, including Paragraph IV filings in the U.S., as well as leveraging our broad product portfolio to enhance our market position globally;

•

Redefining Customer Service: Rapidly responding to customers’ most significant needs by, among other things, broadening our product portfolio and executing more new product launches, optimizing a truly global supply chain, helping customers more efficiently manage their inventory and customizing shipping methods based on specific customer needs;

•	Proprietary Pharmaceuticals: Continuing to strengthen and broaden our innovative and branded product portfolio through internal R&D, licensing and other business development opportunities and geographic expansion of our existing product portfolio. Our focus will be two-fold: strengthening our existing franchises (including central nervous system, respiratory and women’s health products), while exploring opportunities to expand into other niche therapeutic areas, such as oncology;

•

Biopharmaceuticals: Continuing to invest, either directly or in partnership with others, in the technologies, infrastructure and capabilities necessary to develop and produce affordable biopharmaceuticals, including biogenerics, leveraging our formulation and manufacturing expertise;

•

Vertical Integration: Extending our already significant vertical integration with our own pharmaceutical production to provide us with early access to high quality APIs and improve our profitability, in addition to further enhancing our R&D capabilities; and

•

Pursuing Potential Acquisitions: Continuing to actively seek and evaluate potential acquisitions, collaborations and other business combinations that may complement or enhance our business, either through expanding our market share in attractive geographies or acquiring niche specialty products.

Our strategy is designed to reinforce our balanced business model, by diversifying our sources of revenue, to make us less dependent on any single market or product. Although we expect generic pharmaceuticals to remain our core business – generating approximately 70% of our revenues – we seek to achieve greater geographical diversity, with European and other international markets comprising a greater portion of our revenues, and to have our branded portfolio incorporate a larger number of marketed products.

Product Offerings

Generic Products

Generic pharmaceuticals are the chemical and therapeutic equivalents of brand-name drugs and are typically sold under their chemical names at prices substantially below those of the brand-name pharmaceuticals. Generics are required to meet similar governmental regulations as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country. For example, in the U.S., generic pharmaceuticals may be manufactured and marketed only if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged and invalidated or otherwise legally circumvented.

Sales of generic pharmaceuticals have benefited from increasing awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generics for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. We believe that these factors, together with an aging population and an increased focus on decreasing healthcare costs, as well as the large number of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market.

Through coordinated global research and development activities, we constantly seek to expand our range of generic products. Our generic product development strategy is two-fold: to be first to introduce generic products to market and to achieve market introduction at the earliest possible date, which may involve attempting to invalidate or otherwise legally circumvent existing patents. We actively review pharmaceutical patents and seek opportunities to challenge those patents that we believe are either invalid or would not be infringed by a generic version. In furtherance of this strategy, we also seek to enter into alliances to acquire rights to products we do not have or to otherwise share development costs or litigation risks, or to resolve patent barriers to entry.

We manufacture and sell generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants.

We also continue to focus on sales of generic injectable products to hospitals, clinics and other institutional channels, mostly in the U.S. and Europe, but also in Latin America and Central and Eastern Europe. Our competencies in the development and manufacturing of sterile products and our efficient global supply chain permit us to offer a wide range of oncology products, with different therapeutic mechanisms, in both parenteral and solid dosage forms.

Below is a summary of our North American, European and International generic activities:

North America

United States. Our principal U.S. subsidiary, Teva Pharmaceuticals USA, Inc., is the leading generic drug company in the U.S. We market over 400 generic products in more than 1,300 dosage strengths and packaging sizes. We also have the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. We believe that the breadth of our product offerings has been and will continue to be of strategic significance as the generics industry grows and as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

In 2009, following our acquisition of Barr Pharmaceuticals Inc., we enhanced our position as the U.S. generic market leader in total prescriptions and new prescriptions, with total prescriptions increasing from approximately 475 million in 2008 to approximately 599 million in 2009 after the Barr acquisition, representing 22% of total U.S. generic prescriptions. We expect that our U.S. market leadership will continue to increase as a result of our ability to introduce new generic equivalents for brand-name products on a timely basis, emphasis on customer service, the breadth of our product line, our reputation for regulatory compliance and our cost-effective production.

Several factors continued to affect the U.S. generics industry in recent years, including consolidation at all levels, the introduction of a Medicare prescription drug program and the efforts of brand companies to fight generic competition. Industry consolidation, which has taken place among pharmacy chains, wholesalers, benefit managers and generic producers themselves, has generally resulted in fewer, but larger, players throughout the supply chain, from manufacturers to middlemen to customers.

Products. In 2009, we launched 19 generic versions of the following branded products in the U.S. (listed by date of launch):

Generic Name	Brand Name	Launch Date	Total Annual Branded Market at Time of Generic Launch $ millions (IMS)*
Phenylephrine HCl injection	n/a	Jan-09	$8.5
Diltiazem HCl injection	Cardizem®	Jan-09	$6.7
6% hetastarch in 0.9% sodium chloride injection	Hespan®	Jan-09	$9.5
Levetiracetam tablets	Keppra®	Jan-09	$1,245.6
Risperidone oral solution	Risperdal®	Jan-09	$75.8
Sumatriptan succinate injection	Imitrex®	Feb-09	$25.1
Sumatriptan succinate tablets	Imitrex®	Feb-09	$1,037.6
Topiramate tablets	Topamax®	Mar-09	$2,517.8
Mixed amphetamine salts ER capsules	Adderall XR®	Apr-09	$1,487.3
Topiramate capsules sprinkle	Topamax®	Apr-09	$54.9
Mycophenolate mofetil tablets	CellCept®	May-09	$690.5
Mycophenolate mofetil capsules	CellCept®	May-09	$371.1
Ursodiol tablets	Urso®	May-09	$75.9
Tri-Lo-Sprintec® tablets	Ortho Tri-Cyclen® Lo	Jul-09	$390.3
Bicalutamide tablets	Casodex®	Jul-09	$315.8
Oxaliplatin injection	Eloxatin®	Aug-09	$1,427.1
Divalproex sodium ER tablets	Depakote ER®	Aug-09	$752.6
Fexofenadine HCl & pseudoephedrine HCl ER tablets	Allegra-D® 12 Hour	Nov-09	$291.5
Lansoprazole delayed release capsules	Prevacid® Delayed Release	Nov-09	$2,863.6

*	Branded annual market size as quoted by IMS is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially below the branded product price.

The FDA requires companies to submit abbreviated new drug applications (ANDAs) for approval to manufacture and market generic forms of brand-name drugs.

In 2009 we received, in addition to 27 final generic drug approvals, 10 tentative approvals. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. The 10 tentative approvals received were for generic equivalents of the following products:

Generic Name	Brand Name	Total Branded Market $ millions (IMS)*
Alfuzosin HCl ER tablets	Uroxatral®	$214.1
Ibandronate sodium injection (vials)	Boniva®	No data
Moxifloxacin ophthalmic solution	Vigamox®	$233.7
Montelukast sodium tablets	Singulair®	$2720.1
Zoledronic acid injection (vials)	Zometa®	$732.1
Montelukast chewable tablets	Singulair®	$877.5
Temozolamide capsules	Temodar®	$369.6
Rosiglitazone/glimepiride tablets	Avandaryl®	$54.1
Atomoxetine HCl capsules	Strattera®	$520.9
Lamivudine/zidovudine tablets	Combivir®	$372.4

*	The figures given are for the twelve months ended September 30, 2009.

We expect that our revenue stream in North America will continue to be fueled by our strong U.S. generic pipeline, which, as of February 5, 2010, had 216 product registrations awaiting FDA approval (including some products through strategic partnerships), including 43 tentative approvals. Collectively, the branded versions of these 216 products had U.S. sales in 2009 exceeding $113 billion. Of these applications, 140 were “Paragraph IV” applications challenging patents of branded products. We believe we are the first to file with respect to 89 of these products, the branded versions of which had U.S. sales of more than $55 billion in 2009. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important is the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture.

In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies may be rewarded with a 180-day period of marketing exclusivity, as provided by law, for being the first generic applicant to challenge these patents. As part of our strategy, we actively review pharmaceutical patents and seek opportunities to challenge patents that we believe are either invalid or not infringed by our generic version. In addition to the commercial benefit of obtaining marketing exclusivity, we believe that our patent challenges ultimately improve healthcare by allowing consumers earlier access to more affordable, high-quality medications.

Collaborations. As part of our strategy to bring generic versions to market as early as possible, we seek to enter into alliances with partners to acquire rights to products we do not have, to share development costs or litigation risks, and/or to resolve patent barriers to entry. Described below are certain alliances that provide significant current contributions to our generic product offering.

In 1997, we entered into a marketing and product development agreement with Biovail Corporation that provided us with exclusive U.S. marketing rights for certain of Biovail’s pipeline of controlled-release generic versions of successful brands. Under this agreement, which expires in 2011, we currently market generic versions of Cardizem® CD (diltiazem HCl), Adalat® CC (nifedipine) and Procardia XL® (nifedipine XL) in the U.S. We have also entered into a long-term supply agreement under which Biovail purchases active pharmaceutical ingredients from us.

In 2001, we entered into a strategic alliance agreement for twelve controlled-release generic pharmaceutical products with Impax Laboratories, Inc. The agreement grants us exclusive U.S. marketing rights and an option to acquire exclusive marketing rights in the rest of North America, Latin America, Europe and Israel. In 2002, we exercised our option with respect to certain products in Canada. Under this agreement, we currently market generic versions of Wellbutrin SR® (bupropion) tablets, Zyban® (bupropion) tablets, Ditropan XL® (oxybutynin), and Wellbutrin XL® (bupropion XL) tablets. We hold approximately 3.8% of Impax’s common stock, which was issued to us under the agreement and in repayment of loans from us under such agreement.

Patent Litigation Settlements. From time to time we enter into agreements settling patent litigation with brand companies. We believe that these agreements benefit both U.S. consumers, by accelerating the introduction and increasing the availability of our lower cost generic products, and us, by removing uncertainty regarding possible litigation risks. We will continue to evaluate any potential future settlements on a case-by-case basis.

Marketing and Sales. In 2009, our sales in the U.S. by channel were as follows:

2009
Drug store chains	54%
Drug wholesalers*	33%
Managed care organizations	6%
Generic distributors	6%
Governmental facilities and others	1%

*	A major portion of the products sold to wholesalers ends up in drug store chains, and is not reflected in the data presented above.

Our sales organization consists of the Teva Generics group and the Teva Health Systems group. The Teva Generics sales force calls on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations, mail order pharmacies, pharmacy buying groups and nursing homes. The Health Systems group handles unit dose products and finished-dosage injectable pharmaceutical products that are used primarily in institutional settings. It focuses on the injectable pharmaceutical market and key institutional accounts, including hospitals and clinics for critical care, government systems, hospital group purchasing organizations, managed care groups and other large healthcare purchasing organizations.

In the U.S., our wholesale selling efforts are supported by professional journal advertising and exhibitions at key medical and pharmaceutical conventions. From time to time, we also bid for U.S. government-tendered contracts.

Canada. Through Teva Canada Ltd. (formerly known as Novopharm Limited), our Canadian subsidiary, we manufacture and market generic prescription pharmaceuticals in Canada. We are the second largest generic pharmaceutical company in Canada, with a product portfolio that includes 217 generic products in 765 dosage forms and packaging sizes. In 2009, we launched generic equivalents of the following branded products (in order of launch date): MS Contin® (morphine sulfate) (15mg and 30mg), Inhibace Plus® (cilazapril/HCTZ), Duragesic® (fentanyl transdermal patch), Didrocal® (etidronate cal), Levaquin® (levofloxacin), Norvasc® (amlodipine), Evista® (raloxifene), Pharmorubicin® (epirubicin HCl injection), Exelon® (rivastigmine), Vasotec® (enalapril maleate), Prevacid® (lansoprazole DR), and Amerge® (naratriptan).

The Therapeutic Products Directorate of Health Canada requires companies to make an abbreviated new drug submission in order to receive approval to manufacture and market generic pharmaceuticals. In Canada, as of December 31, 2009, we had 67 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had Canadian sales in 2009 of approximately U.S. $4.2 billion.

Our sales force in Canada markets generic products to retail chains, retail buying groups and independent pharmacies—reaching approximately 7,500 outlets. Canada continues to see consolidation of independent retail pharmacies and increased expansion of retail chains and buying groups: the top five retail chain customers in Canada represent approximately half the market (by dollar). The business is conducted primarily through agreements with corporate accounts or retail and hospital buying groups.

Europe

Teva Europe is one of the leading generic pharmaceutical companies in Europe, with direct operations in 26 EU member states as well as Norway and Switzerland. Our primary strategic objective in Europe is to extend and secure a strong leadership position in each country in which we operate. Currently, we are the leading generic pharmaceutical company in the U.K., the Netherlands and Italy in terms of sales. In 2009, we reached the top three leading market positions in France, Spain, Hungary, Poland and the Czech Republic. We expect to continue to seek to register a broad portfolio of generic products, expand our customer base, capitalize on pro-generic governmental reforms and, where appropriate, pursue strategic acquisitions and alliances. We have also established pan-European relationships with many of our customers. In 2009, we were able to either maintain our leading position or increase our market share in our main markets in Europe.

In 2009, we launched 19 generic versions of the following branded products in Europe (listed in order of launch): Vancenase® (beclomethasone dipropionate), Losec®/Prilosec® (omeprazole), Ventolin® (salbutamol sulfate), Neurontin® (gabapentin), Eloxatin® (oxaliplatin), Casodex® (bicalutamide), Rhinocort® (budesonide), Effexor® (venlafaxine HCl), Protonix® (pantoprazole sodium), Temesta® (lorazepam), Dostinex® /Cabaser® (cabergoline), Camptosar® (irinotecan HCl), Neupogen® (filgrastim), Gemzar® (gemcitabine HCl), Femara® (letrozole), Plavix® (clopidogrel hydrobromide) and Hyzaar® (losartan potassium/HCTZ).

In Europe, while marketing authorizations for generic products may be obtained through a decentralized mutual recognition procedure, a centralized procedure involving the European Medicines Agency (“EMEA”) may also be used, which results in an approval valid in all EU member states. As of December 31, 2009, Teva had received 1,035 generic approvals in Europe relating to 164 compounds in 324 formulations, including 12 European Commission approvals valid in all EU member states. We have the broadest pipeline in Europe, with 3,143 marketing authorization applications pending approval in 30 European countries relating to 241 compounds in 485 formulations, including nine applications pending with the EMEA.

European Generic Market. In Europe, the generics market varies considerably from country to country in terms of market penetration and other characteristics. Some European countries, such as the U.K., the Netherlands, Germany, Poland and the Czech Republic, are characterized by relatively high generic penetration, ranging between 54% and 77% of total pharmaceutical sales (measured by volume) in 2009. Such relatively high penetration rates are in contrast with other major European markets, such as France, Italy and Spain, where the market share of generics ranged between 10% and 21% in 2009. However, recent efforts by governments in these countries to reduce healthcare costs by encouraging use of generic pharmaceutical products may provide a significant opportunity for growth.

In certain European countries, there is a market for both branded generic products and drugs sold under their generic chemical names, while in others there is a market for branded generics only. Some countries, such as the U.K. and the Netherlands (so-called “pure generic” markets), permit substitution by pharmacists, while other countries, such as Germany, Poland, and Hungary, permit pharmacists to dispense only the specific pharmaceutical product prescribed by doctors. In France, Italy, Spain and Portugal, as in certain Central and Eastern European countries, the market is a hybrid, with elements of both approaches.

European markets also vary considerably in terms of the primary decision maker for selecting the pharmaceutical product to be used. In countries such as Hungary and Poland, the physician is the primary decision maker, whereas in other European markets, such as the U.K., France and Italy, the pharmacist has greater discretion over which product is dispensed. In countries such as Germany and Spain, there is more than one primary decision maker for selecting the pharmaceutical product.

Below is a summary of our operations in selected European countries:

Czech Republic. We are the second largest generic pharmaceutical company in the Czech Republic, with a portfolio of 153 products in approximately 310 dosage forms and packaging sizes.

The Czech pharmaceutical market is characterized by high generic penetration of approximately 54% in terms of volume. However, as a result of government healthcare reforms initiated in 2008, the generic segment of the market declined in both value and volume. In 2009, we launched 14 new products or line extensions, including the generic versions of Cozaar® (losartan potassium), Camptosar® (irinotecan HCl), Femara® (letrozole), Meridia® (sibutramine HCl), Arimidex® (anastrozole), Actonel® (risedronate sodium), Topamax® (topiramate), CellCept® (mycophenolate mofetil), Fludex® (indapamide), Tritace® (ramipril/HCTZ), Seroquel® (quetiapin), Paxil® (paroxetin), Cozaar® (losartan/HCTZ) and Dostinex® (cabergoline).

France. We are the third largest generic company in France by sales, with a portfolio of approximately 230 generic products sold in approximately 550 dosage forms and packaging sizes. The French pharmaceutical market is characterized by increasing generic penetration, which in 2009 reached approximately 23% of the market in terms of volume following government reforms that sought to encourage the dispensing of generic products.

In 2009, we launched 37 new products in France, including the generic versions of Protonix® (pantoprazole sodium), Effexor® (venlafaxine HCl), Ventolin® (salbutamol sulfate), Plavix® (clopidogrel hydrobromide), Xyzal® (levocetirizine dihydrochloride), Suprax® (cefixime), Concor® (bisoprolol fumarate/HCTZ), Proscar® (finasteride), Alphagan® (brimonidine tartrate), Gemzar® (gemcitabine HCl), Camptosar® (irinotecan HCl), Lamictal® (lamotrigine), Peridex® (chlorhexidine/chlorobutanol), Nizoral® (ketoconazole) and Moxaviv® (moxonidine).

Germany. In Germany, following the inclusion of Pliva’s sales, we became the fifth largest generic company, with a product portfolio that includes 188 generic products sold in approximately 1,180 dosage forms and packaging sizes.

As a result of legislative changes introduced in 2007, incentivizing the use of tenders, there are two distinguishable generic markets in Germany: a large branded market and a smaller tender-based generic market with a very competitive pricing environment. Under recent legislation, state health insurers may issue tenders for the selection of a single supplier of a molecule, and may also issue tenders for selecting multiple suppliers with which the insurer enters into direct rebate agreements or portfolio contracts. Under this tender-based system, pharmacists are required to dispense products of the pharmaceutical manufacturers that were awarded tenders by the patient’s health insurer, except in cases where the physician has specifically ruled out substitution.

In 2009, we launched 11 new products in Germany, including the generic versions of Gemzar® (gemcitabine HCl), Camptosar® (irinotecan HCl), Protonix® (pantoprazole sodium), Topamax® (topiramate), Requip® (ropinirole HCl), Anexate® (flumazenil), Plavix® (clopidogrel HCl) and Atrovent® (ipratropium bromide).

Hungary. We are the third largest generic company and the fifth largest pharmaceutical company by sales in Hungary, with a portfolio of 232 products in 741 dosage forms and packaging sizes. In addition to the retail reimbursed business, we are the second largest supplier in the over-the-counter (“OTC”) market and among the three leading suppliers to hospitals. We also have a wholesale division, which is the third largest in Hungary. The Hungarian pharmaceutical market is characterized by high generic penetration of approximately 50% in terms of volume.

In 2009, we launched 22 new molecules in Hungary, including the generic versions of Hyzaar® (losartan potassium/HCTZ), Aciphex® (rabeprazole sodium), Meridia® (sibutramine HCl), nebivolol HCI, CellCept® (mycophenolate mofetil), Arimidex® (anastrozole), Lescol® (fluvastatin sodium), Femara® (letrozole), Effexor® (venlafaxine HCl), Seroquel® (quetiapine fumarate), Cosopt® (dorzolamide HCl/timolol maleate), Plavix® (clopidogrel) and Triflux® (triflusal).

Italy. We are the leading generic company by units and sales in Italy, with a portfolio of 146 products in 287 dosage forms and packaging sizes.

In 2009, the Italian generic market experienced low growth in volume and a decrease in the value of generic products sold. The generic penetration rate remained relatively low, at approximately 10% in terms of volume.

New pharmaceutical regulations came into effect in May 2009, reducing prices for generics by 12%, and setting discounts to wholesalers at 41% of the retail price for a portfolio of reimbursement products. These regulations expired on January 1, 2010, yet some manufacturers reduced prices by an additional 12% on average. Because reimbursement in Italy is based on the lowest price available in the market, we reduced our prices to remain competitive.

In 2009, we launched 17 new products, including generic versions of Effexor® (venlafaxine HCl), Zosyn® (piperacillin sodium/tazobactam sodium), Coversyl® (perindopril), Camptosar® (irinotecan HCl), Zithromax® (azithromycin), Novatec® (lisinopril/HCTZ), Protonix® (pantoprazole sodium), Monouril® (fosfomycin trometamol), Lescol® (fluvastatin sodium), Monopril HCT ® (fosinopril sodium/HCTZ), Famvir® (famciclovir), Monopril® (fosinopril sodium), Eloxatin® (oxaliplatin), Imigran® (sumatriptan), Gemzar® (gemcitabin), Octostim® (desmopressin) and Mucosolvan® (ambroxol).

The Netherlands. We are the leading generic company in the Netherlands and the third largest pharmaceutical company by sales (based on reimbursement price level). Our portfolio includes approximately 270 generic products, which are sold in 823 dosage forms and packaging sizes.

The tender-like system introduced in the Netherlands provides pharmaceutical companies an incentive to reduce prices by becoming exclusive suppliers to health insurers for a six-month to one-year period. Due to our broad portfolio, partly sold through this preference system and partly unaffected by it, we were able to extend our market share in the Netherlands.

In 2009, we launched 55 new products in the Netherlands, including the generic versions of Protonix® (pantoprazole sodium), Efexor-XR® (venlafaxine HCl), Toprol-XL® (metoprolol tartrate), Plavix® (clopidogrel bisulfate), Toprol XL® (metoprolol succinate), Imitrex® (sumatriptan succinate), Famvir® (famciclovir), Minesse® (ethinylestradiol/gestodene), Ventolin® (salbutamol sulfate), Tritace® (ramipril), Cardura® (doxazosin mesilate), Restoril® (temazepam), Xyzal® (levocetrizine), Nebilet® (nebivolol) and Valtrex® (valaciclovir).

Poland. Following the inclusion of Pliva, we became the third largest generic company and the sixth largest pharmaceutical company in Poland, with a portfolio that includes 180 generic products in 466 dosage forms and packaging sizes.

The pharmaceutical industry in Poland has experienced significant structural change in recent years. Many formerly state-owned companies have been privatized, and foreign firms account for a high proportion of sales. The competitive landscape, which is dominated by several very strong local and regional competitors, continues to be fragmented, with hundreds of manufacturers.

In 2009, we launched nine new products in Poland, including the generic versions of Zyprexa® (olanzapine), Singulair® (montelukast), Meridia® (sibutramine HCl), Losec® (omeprazole), Femara® (letrozole), Exelon® (rivastigmine tartrate) and Oncovin® (vincristine).

Spain. We are the third largest generic company by sales in Spain with a portfolio of 117 products, sold in approximately 450 dosage forms and packaging sizes. The Spanish pharmaceutical market is characterized by low generic penetration of approximately 20% in terms of volume.

In 2009, we launched more than 20 new products in Spain, including the generic versions of Plavix® (clopidogrel), Avapro® (irbesartan), Lescol® (fluvastatin slow release), Actonel® (risedronic acid), Merrem® (meropenem), and Camptosar® (irinotecan HCl).

United Kingdom. We are the leading generic pharmaceutical company in the U.K. in terms of sales to the National Health Service, which is the sole national insurer. We have a portfolio of 217 generic products, which are sold in 617 dosage forms and packaging sizes. We maintain the largest sales force in the generic industry, focusing on independent retail pharmacies.

The U.K. pharmaceutical market is characterized by a high generic penetration of approximately 57% in terms of volume. During 2009, the government continued its program to limit pharmacy profits from the sale of medicines through a complex reimbursement price mechanism for generic items that is reviewed quarterly. This has had the continued effect of exerting downward pressure on prices in the market. During 2009, we maintained our leadership position, with a market share of approximately 29% at the end of the year.

In order to meet the requirements of the U.K. market and to improve customer service, we have invested in a highly automated distribution center that became fully operational in the second quarter of 2009. We believe that this new distribution center provides a competitive advantage by enabling us to tailor the distribution of products to both wholesalers and pharmacy chains.

In 2009, we launched 19 new products in the U.K., including the generic versions of Plavix® (clopidogrel hydrobromide), Protonix® (pantoprazole sodium), Topamax® (topiramate), Neupogen® (filgrastim), Solian® (amisulpride), Gemzar® (gemcitibine), Camptosar® (irinotecan HCl), Trileptal® (oxcarbazapine), Alphagen® (brimonidine), Cipramil® (citalopram oral drops) and Trusopt® (dorzolamide).

International

Our International Group is responsible for markets other than the U.S., Canada, and those included under Teva Europe. While each of these markets is different, in general the larger of these markets are characterized by rapid growth and relatively high sales of branded generic and OTC products.

Below is a summary of our operations in Latin America, Croatia, Israel, Japan and Russia:

Latin America

We market a broad portfolio containing innovative, branded generic, generic and OTC pharmaceutical products in Latin America. We distribute our products in most of the Latin American countries. In most cases, these products are manufactured in our facilities in Mexico, Chile, Argentina, and Peru.

Brazil, Mexico, Venezuela, and Argentina are the largest pharmaceutical markets in the region, with substantial local manufacturing and, due to the historical absence of effective patent protections for innovative drugs, a history of reliance on generic and branded generic products.

Total pharmaceutical retail sales in the region exceeded $40 billion in 2009 and, according to IMS forecasts, the Latin American pharmaceutical market is expected to grow at an average annual rate of approximately 12% through 2013.

We intend to expand our operations in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular) and growing populations, leveraging our manufacturing expertise, building on our existing brands and expanding the indications served.

In Argentina, we manufacture and sell approximately 160 branded generic and OTC products. The Argentine pharmaceutical market is highly fragmented with no single company claiming market leadership. We are the third largest pharmaceutical company in terms of sales, with a market share of approximately 3% for 2009. Sales are made primarily to distributors and wholesalers, with the remainder directly to healthcare institutions.

In Chile, we are the largest pharmaceutical company in terms of sales and prescriptions for both branded generics and “pure” generics. We market our products to retail and institutional (hospitals and clinics) customers and export to 13 other countries within the region. Branded generics account for approximately three-quarters of our sales in dollar terms, with the remainder consisting of generics and OTC products.

In Mexico, our operations include two pharmaceutical manufacturing sites, which primarily supply the domestic market, but also supply other markets in Latin America. Sales are made primarily to the public sector (through government tenders and institutional sales), with the remainder primarily sales of our innovative products (Copaxone® and Azilect®).

In Peru, we are the fourth largest pharmaceutical company in terms of sales. The vast majority of our sales is made to pharmacy chains, distributors and wholesalers, with approximately 7% of sales being made to governmental customers. We also operate the third largest pharmacy chain in the country, which purchases 19% of its pharmaceutical products from Teva’s local company.

Other Countries in Teva’s International Group

Croatia. Pliva, Teva’s subsidiary in Croatia, is the leading healthcare company in Croatia. It is the market leader in the prescription and OTC market segments, and is also a supplier to the hospital market segment. Pliva’s share of the Croatian generic market is approximately 33%.

Israel. We are the leading provider of professional healthcare products and services in the Israeli market. Sales in Israel accounted for 4% of our total sales in 2009. In addition to innovative, generic and OTC pharmaceutical products, we sell and distribute a wide range of healthcare products and services, including consumer healthcare products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services. Our Israeli product portfolio also includes products sold under licensing arrangements. Our distribution company, Salomon Levin and Elstein Ltd., provides logistical support for the selling and distribution activities of Teva in Israel, which include distribution of products of third parties, including several multinational pharmaceutical companies. A new logistics center currently under construction is expected to increase our technological and logistical capabilities in Israel significantly when it is completed in 2011.

Prices for our products in Israel are significantly affected by pricing regulations and governmental policies.

Japan. Japan is the second largest pharmaceutical market worldwide, estimated at approximately $87 billion in 2009. Generic penetration is estimated at 19% of volume and 7% of value. In 2007, the Japanese government set an objective to double generic usage and reach 30% market share in terms of volume by 2012. In 2008, we established a joint venture with Kowa Company Ltd., a leading generic pharmaceutical company in Japan. The joint venture, Teva-Kowa Pharma Co., Ltd., seeks to leverage the marketing, research and development, manufacturing and distribution capabilities of each partner to become a broad-based supplier of high quality generic pharmaceutical products for the Japanese market. On December 28, 2009, Teva-Kowa Pharma acquired approximately 70% of Taisho Pharmaceutical Industries Ltd., a Japanese generics company with over 200 products and sales exceeding $130 million for the twelve months ended September 30, 2009. As a result of the acquisition of Taisho Pharma, Teva-Kowa Pharma is the sixth-largest generic pharmaceutical company in Japan.

Russia. As one of the top ten pharmaceutical companies by value, our activities in Russia include sales of Copaxone®, sales of OTC and respiratory products, sales of generic pharmaceuticals to the retail and hospital channels, and sales of biogeneric products. We have a leading market position with Copaxone® in Russia, enjoying the largest market share among the various multiple sclerosis therapies. Russia is substantially an out-of-pocket, cash-paying market, although selected government-funded products included for reimbursement are procured using a tender process. The regulatory environment in Russia is characterized by continuing government-imposed cost containment measures for life saving products included in the reimbursement list. The government seeks to encourage generic products as a means of enabling more of the population to have access to lower cost pharmaceuticals. Russian pharmaceutical law is currently under review, with a focus on increasing access and controlling pricing of products.

Branded Products

Our branded product offerings include two innovative products that we developed: Copaxone®, for the treatment of multiple sclerosis, and Azilect®, for the treatment of Parkinson’s disease, respiratory products, women’s health products and biopharmaceuticals and biogenerics.

Innovative Products

Copaxone®

Copaxone® (glatiramer acetate, or GA), our largest product and first major innovative drug, is the leading multiple sclerosis (MS) therapy in the U.S. and globally and is approved in 52 countries worldwide, including the U.S., Canada, Mexico, Australia, Israel, and all European countries. It is indicated for reduction of the frequency of relapses in patients with relapsing-remitting multiple sclerosis. Copaxone® is also indicated for the treatment of patients who have experienced clinically isolated syndrome and are determined to be at high risk of developing clinically definite MS.

Multiple sclerosis is the most common disabling neurological disease among young adults, mostly women diagnosed between the ages of 20-40, and affects over 2.5 million people worldwide. The first clinical event of almost all patients eventually diagnosed with MS is an acute episode (relapse), known as clinically isolated syndrome, of neurologic deficits leading to clinical symptoms that suggest a lesion in the central nervous system. However, not all patients with this syndrome develop MS, and of those who do, the prognosis is highly variable. In the majority of patients, the disease is of the relapsing-remitting form, which is manifested by relapses followed by recovery (remission). Recovery may be incomplete at times, resulting in a disability progression which is measured by the Expanded Disability Status Scale. Clinical evidence and MRI testing suggest that early treatment can prevent or delay accumulation of irreversible neuronal damage and the progression of multiple sclerosis.

Copaxone® is the first, and currently the only, non-interferon immunomodulator approved for the treatment of relapsing-remitting multiple sclerosis. The research to date suggests that it has a dual mechanism of action both outside and within the central nervous system that regulates inflammation at the site of brain lesions. In addition, it has been demonstrated that Copaxone® controls neurodegeneration and enhances repair. Copaxone® reduces the number of brain lesions that evolve into permanent black holes, slows brain shrinkage and increases the production of factors that enhance neuronal repair.

In April 2008, we assumed the U.S. and Canadian distribution of Copaxone® from sanofi-aventis. Under the terms of the agreements, sanofi-aventis is entitled to receive payment from us of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® in the U.S. and Canada for an additional two-year period. Although we record higher revenues as a result of this change, we also became responsible for certain marketing and administrative expenses, which are no longer shared with sanofi-aventis. In April 2010, we will cease making the termination payments to sanofi-aventis and thereafter will record all in-market sales and profits of Copaxone® for the U.S. and Canada.

Teva has an additional agreement with sanofi-aventis for the marketing of Copaxone® in Europe and other markets. Under the terms of this agreement, Copaxone® is co-promoted with sanofi-aventis in Germany, the U.K., France, Spain, the Netherlands and Belgium, and is marketed solely by sanofi-aventis in the rest of the European markets, Australia and New Zealand. Commencing in 2009, and to a greater extent by 2012, we are gradually assuming marketing responsibilities for Copaxone® in territories covered under this additional agreement. Sanofi-aventis is entitled to pre-specified residual payments for a period of two years, following a pattern similar to that under the North America agreement described above, but with substantially lower payments.

Three confirmatory clinical studies with relapsing-remitting multiple sclerosis patients have demonstrated that daily subcutaneous injection of Copaxone® significantly reduces the relapse rate as well as the level of activity and burden as measured by magnetic resonance imaging. Furthermore, three studies (the BECOME, BEYOND and REGARD studies), conducted by our competitors, which involved over 3000 patients treated with both high-dose beta-interferon and Copaxone®, failed to demonstrate any superiority of high-dose beta-interferon products over Copaxone® in any of the primary endpoints. Moreover, the REGARD study comparing Copaxone® and Rebif® 44mcg showed that Copaxone® was superior to Rebif® 44mcg in slowing the rate of brain shrinkage.

Results from the U.S. pivotal study of Copaxone®, which was extended as an open-label trial to 15 years—making it the longest continuous study ever of patients with relapsing-remitting multiple sclerosis—demonstrated that the number of attacks was reduced to an average of one every five years and that more than 80 percent of patients, with an average disease duration of 22 years, were able to walk unassisted following 15 years of treatment. Additional studies conducted provide evidence that long-term benefits of Copaxone® may be, in part, due to remyelination. Findings demonstrate that treatment with Copaxone® may offer sustained protection from neuronal/axonal injury as reflected biologically by a significant increase in N-acetylaspartate, a specific marker of neuronal mitochondrial function, in treated versus non-treated relapsing-remitting multiple sclerosis patients.

The PreCISe study, a phase III, randomized, placebo-controlled, double-blind study in which 481 clinically isolated syndrome patients were monitored over periods of up to 36 months, showed that clinically isolated syndrome patients treated early with Copaxone® had a 45% reduction in the risk of developing clinically definite MS. Of the patients who developed clinically definite MS, the time to clinically definite MS more than doubled, from 336 days for patients given a placebo to 722 days for patients treated with Copaxone®. Copaxone® was also shown to be well tolerated in the PreCISe study. The results of this study were published in the British medical journal “Lancet” in October 2009.

Based on the results of the PreCISe study, in March 2009 the FDA approved an expanded indication for Copaxone® to include the treatment of patients who have experienced a first clinical episode and have magnetic resonance imaging features consistent with MS. The FDA’s approval followed a similar decision by the United Kingdom’s Medicines and Healthcare Products Regulatory Agency in February 2009 to expand the label for Copaxone® to include the treatment of patients with clinically isolated syndrome suggestive of MS. This approval also includes 24 European countries that take part in the EU mutual recognition procedure. Approval for an expanded label for Copaxone® was also granted by the Australian Health Authority in December 2008 and by the Israeli Ministry of Health in July 2009.

The recently completed SONG study is a Phase IIIb, randomized, open-label, crossover study, designed to examine whether a decrease in the volume of the Copaxone® dosage formulation (20 mg/0.5 mL versus 20 mg/1.0 mL) will decrease injection pain and increase tolerability for patients. The study, in which some 130 patients participated, was completed successfully, and the results are expected to be submitted to the FDA by the end of March 2010.

In December 2008, Teva launched a new, thinner, 29-gauge Copaxone® pre-filled syringe in the U.S., based on a survey of MS patients that found that the thinner needle was significantly preferred by 77% of patients over the previous 27-gauge needle. The survey also found that 66% of the participants experienced less pain while using the thinner needle and 49% had a better experience dealing with injection-site reactions. This new needle was launched in Canada in April 2009 and gradually introduced in Europe beginning in the fourth quarter of 2009, and is expected to be launched in other international markets throughout 2010.

We have Orange Book-listed patents relating to Copaxone® with terms expiring in May 2014 in the U.S. and in May 2015 in most of the rest of the world. Copaxone® is also protected by data exclusivity protections in certain European countries until August 2010. We also hold additional patents protecting various aspects of the process of preparing Copaxone® which expire between 2019 and 2024. On July 11, 2008, we learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of our patents listed in the FDA’s Orange Book for the product. On August 28, 2008, we filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents. The patents, which expire on May 24, 2014, cover the composition of Copaxone®, pharmaceutical compositions containing it, and methods of using it. The lawsuit has triggered a stay of any FDA approval of the Sandoz ANDA until at least January 10, 2011 or a district court decision in Sandoz’ favor. Sandoz filed its answers to our complaint on November 3, 2008. A hearing was held on January 20, 2010 to determine, among other claim terms, the meaning of “average molecular weight” and “molecular weight” as used in the claims of Teva’s Orange Book patents. We do not yet have a trial date.

On December 10, 2009, we filed a separate patent infringement suit against Sandoz and Momenta in the Southern District of New York regarding Teva’s patents covering our proprietary set of molecular weight markers. The latest of these patents is set to expire in February 2020. This case has been assigned to the same judge as in the case described above.

On September 14, 2009, Teva learned that the FDA had accepted the filing of a second ANDA for glatiramer acetate by Mylan Inc. in collaboration with Natco Pharma Ltd. The Mylan filing alleged invalidity and non-infringement of all Orange Book patents. On October 16, 2009, we filed a complaint in the United States Court for the Southern District of NY against Mylan Pharmaceuticals, Inc., Mylan Inc. and Natco Pharma Ltd. alleging infringement of all seven Orange Book patents. Mylan’s response contained declaratory judgment counterclaims of non-infringement, invalidity, and unenforceability of all seven Orange Book listed patents, as well as two process patents, including a process patent that does not expire until September 2015. We do not yet have a schedule for this case. We are also involved in litigation in India against Natco Pharma Ltd. for infringement of a corresponding Indian patent.

In addition, we have filed two citizen’s petitions with the FDA noting that even minor modifications in the composition of glatiramer acetate can lead to potentially significant differences in safety and efficacy. Since it is impossible to fully characterize the active components in Copaxone®, we believe that no generic version should be deemed its therapeutic equivalent without a demonstration of sameness. Additionally, we believe that any purported generic version of Copaxone® should undergo full clinical testing in humans.

Azilect®

Azilect® (rasagiline tablets), indicated for the treatment of Parkinson’s disease both as initial monotherapy in the early stage of the disease and as an adjunct to levodopa in moderate to advanced stages of the disease, is our second innovative drug to be marketed. An estimated four million patients are affected by this chronic disease worldwide, which typically occurs at a late age, affecting approximately 1% of the population over the age of 60. Although many symptomatic therapies are available, there is still a high level of dissatisfaction with many of these treatments, both in terms of their efficacy and tolerability, and most of all in their ability to halt or slow the disease.

Azilect® is a potent, second-generation, irreversible monoamine oxidase type B (MAO-B) inhibitor with neuroprotective activities demonstrated in various in vitro and in vivo studies. Azilect®offers a unique combination of beneficial clinical effect, seen in the entire spectrum of the disease, once-daily dosing, lack of need for titration and high tolerability. This unique combination allows Azilect® to address significant unmet needs in the treatment of Parkinson’s disease.

The development of Azilect® is part of a long-term strategic alliance with Lundbeck, which includes the global co-development and marketing of Azilect®, mainly in Europe, for the treatment of Parkinson’s disease. Under the agreement, we jointly market the product with Lundbeck in certain key European countries. Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Azilect® was launched in its first market, Israel, in March 2005, followed by a rolling launch in various European countries, and became available in the U.S. in 2006. Currently, Azilect® is approved for marketing in 45 countries.

During the development program, Azilect® has demonstrated efficacy and safety in three major studies that included over 1,500 patients with Parkinson’s disease at different stages of the disease. Two Phase III studies demonstrated Azilect®’s efficacy as adjunctive therapy to levodopa in moderate-advanced patients. The TEMPO Phase III study was done in early-stage patients. Azilect® demonstrated efficacy and safety as monotherapy treatment at 6 months, and suggested a possible effect on disease progression based on the 12-month results. A follow up study showed benefits of early treatment were maintained over time, for up to 6.5 years.

In June 2008, we announced the results of the Azilect® ADAGIO Phase IIIb study, one of the largest studies ever conducted for Parkinson’s disease, which employed a delayed-start design to assess the effect of Azilect on slowing the clinical progression of the disease in early untreated Parkinson’s patients. The study indicates that the results of early treatment with Azilect® 1mg/day may be consistent with a disease modifying effect by slowing down the clinical progression of the disease. The study also confirmed the safety and tolerability of Azilect®. The results of the ADAGIO study were published in the New England Journal of Medicine in September 2009.

In November 2008, we announced the results of a study in which Azilect® demonstrated selective MAO-B inhibition at the approved dose of 1 mg. Non-selective MAO inhibitors may have some contra-indications with foods that contain large amounts of tyramine and certain drugs. These limitations are not associated with selective MAO inhibitors and therefore such treatments can be more broadly prescribed. Based on this study, in December 2009 the FDA approved revised prescribing information for Azilect®, reducing medication and food restrictions.

Azilect® is protected in the U.S. by several patents that will expire between 2012 and 2017. In addition, Azilect® is entitled to new chemical entity exclusivity for a period of five years from its 2006 approval date. We hold several European patents covering Azilect® that will expire between 2011 and 2014. Supplementary Protection Certificates have been granted in a number of European countries with respect to the patent expiring in 2014, thereby extending its term to 2019. Azilect® is also protected by data exclusivity protection in EU countries until 2015.

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

Our principal branded respiratory products in the U.S. include ProAir™ (albuterol HFA), a short-acting beta-agonist for treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm, and Qvar® (beclomethasone diproprionate HFA), an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® is manufactured by 3M. These products are marketed directly to physicians, pharmacies, hospitals, managed healthcare organizations and government agencies. In 2009, ProAir™ maintained its position as the leading rescue inhaler in the U.S.

In January 2008, we entered into a co-promotion agreement for the promotion of ProAirTM with UCB. During 2009, we and UCB promoted ProAirTM with approximately 230 and 350 sales representatives, respectively. At the request of UCB, we recently terminated the co-promotion agreement. UCB’s sales representatives will continue to promote ProAirTM through the end of February 2010 as we increase our dedicated sales force.

In Europe, our principal markets for respiratory products are the U.K., France, the Netherlands and Germany. The main products in these countries include salbutamol, beclomethasone in metered dose inhalers, Qvar® and Airomir® in metered dose inhalers and in Autohaler™, as well as Qvar®, beclomethasone and salbutamol in Easi-Breathe®, the Cyclohaler® franchise and several products in Steri-Nebs™.

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

Over the longer term, we expect to utilize our research and development capabilities, both internal and through alliances, to develop additional products based on our proprietary delivery systems, including Easi-Breathe®, an advanced breath-activated inhaler, Spiromax™/Airmax™, a multi-dose dry powder inhaler, Steri-Nebs™, the blow-fill-seal based nebulizers, and Cyclohaler®, a single dose dry powder device. This strategy is intended to result in “device consistency”, allowing physicians to choose which device matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule for the therapeutic need.

All of our asthma products (except for beclomethasone in the U.K. and some in-licensed products sold in our International markets) are free of chlorofluorocarbon (CFC) propellants, which are being phased out worldwide under the Montreal Protocol, a 1987 international treaty to eliminate the production and use of ozone-depleting chemicals. As of December 31, 2008, CFC propellants ceased being sold in the U.S. in 2009, our inhaler products containing the ozone-friendly propellant hydrofluoroalkane (HFA) captured approximately 54% of the HFA propellant-based product market in the U.S. We have additional non-CFC products in development.

Women’s Health

Our women’s health unit manufactures and markets proprietary pharmaceutical products in the U.S. and Canada and maintains its own proprietary sales force. Product development activities are focused on several categories, including oral contraceptives, intrauterine contraception, hormone therapy treatments for menopause/perimenopause and therapies for use in infertility and urinary incontinence. Development is also focused on products that utilize our vaginal ring platform. Two new products were launched in 2009: LoSeasonique®, an extended regimen oral contraceptive with low-dose estrogen, and Plan B® One-Step, a single tablet dose for emergency contraception. The current portfolio of actively promoted products includes:

•	Seasonique® (levonorgestrel/ethinyl estradiol and ethinyl estradiol), a 91-day extended regimen oral contraceptive

•	LoSeasonique® (levonorgestrel/ethinyl estradiol and ethinyl estradiol), a 91-day extended regimen oral contraceptive with low-dose estrogen

•	Plan B® One-Step OTC/Rx (levonorgestrel), an emergency oral contraceptive

•	ParaGard® T380 A (intrauterine copper contraceptive), an intrauterine contraceptive

•	Enjuvia® (synthetic conjugated estrogens, B), hormone therapy for treatment of vasomotor symptoms and vaginal atrophy

Seasonique® and LoSeasonique® represent our next generation extended regimen oral contraceptive products. Both provide continuous hormonal support in the form of a low dose of estrogen in place of the usual seven placebo pills. Under the Seasonique® extended-cycle regimen, women take active tablets of 0.15 mg levonorgestrel/0.03 mg of ethinyl estradiol for 84 consecutive days, followed by seven days of low-dose estrogen alone instead of placebo (0.01 mg of ethinyl estradiol). LoSeasonique® provides the option of a lower estrogen dose in the combination tablets and contains 0.10mg levonorgestrel/0.02mg of ethinyl estradiol to be taken for 84 consecutive days followed by seven days of estrogen alone instead of placebo (0.01mg of ethinyl estradiol).

Plan B® One-Step was approved in the U.S. in July 2009 and consists of a single tablet dose of levonorgestrel for emergency contraception. It is intended to prevent pregnancy when taken within 72 hours after unprotected intercourse or contraceptive failure. Plan B® One-Step is available over-the-counter for women 17 years of age and older and by prescription for girls under 17. During August 2009, Watson Pharmaceuticals launched Next Choice®, a generic version of the our original Plan B®, the two tablet emergency contraceptive.

ParaGard® intrauterine copper contraceptive provides women with a highly effective, long-term, reversible, non-hormonal contraceptive option. It is the only intrauterine contraceptive approved for up to 10 years of continuous use and is more than 99% effective at preventing pregnancy.

Enjuvia® is approved for the treatment of moderate-to-severe vasomotor symptoms associated with menopause and was the first oral estrogen to be approved by the FDA to treat moderate-to-severe vaginal dryness and pain with intercourse, symptoms of vulvar and vaginal atrophy associated with menopause. Enjuvia® uses a unique delivery system to provide slow release of estrogens over several hours.

Biopharmaceuticals and Biogenerics

We have identified biopharmaceuticals—in particular, biogenerics—as an important long-term growth opportunity. Unlike chemical (non-biological) compounds, which are produced synthetically, biopharmaceutical production involves the use of live organisms. These drugs, which are used to treat diseases like cancer, arthritis, and rare genetic disorders, make up one of the fastest-growing segments of the global pharmaceutical market and are a major contributor to increasing prescription drug costs.

During the next decade, over 85% of current biopharmaceutical sales are expected to face competition from generic versions known as biosimilars, which are biological products that approximate the structure and activity of a previously marketed biological entity (the “reference product”), with a target site and/or mechanism of action, if known, as described in the innovator’s documentation for such reference product. In furtherance of our plans to take a leading role in the biogenerics field, we have established a dedicated research, development and manufacturing infrastructure. Our biopharmaceutical R&D facilities specialize in different technologies. Finished dosage biopharmaceutical manufacturing is carried out in our existing sterile manufacturing facilities. A joint venture with Switzerland-based Lonza Group Ltd. provides us with access to the expertise and infrastructure of the world’s largest producer of biological API. In addition, through the CoGenesys acquisition in February 2008, we have proprietary albumin fusion technology which can be applied for the development of long-acting biological drugs providing us an important competitive asset in this field.

We market the following biogeneric products:

•

Granulocyte Colony-Stimulating Factor (GCSF). GCSF stimulates the production of white blood cells and is primarily used to reduce the risk of infections in oncology patients receiving chemotherapy. In September 2008, Teva’s GCSF product, Tevagrastim®, became the first biosimilar GCSF to be approved in the EU. Tevagrastim® was granted the entire scope of therapeutic indications for which Amgen’s Neupogen®, the first GCSF product, was approved. Tevagrastim® is now available in several European countries and will be launched in additional markets over time. Clinical trials have demonstrated that Tevagrastim® has an efficacy and safety profile equivalent to that of Neupogen®. In December 2009, Teva submitted a biologic license application (BLA) for this product with the FDA, after seeking on November 30, 2009 to have two Amgen patents that relate to the Neupogen® declared invalid. On February 2, 2010, the FDA accepted for filing Teva’s BLA for this product. The proposed trade name for the product is Neutroval™.

•

Tev-Tropin® is a human growth hormone indicated for the treatment of children who have growth failure due to growth hormone deficiency. The current size of the growth hormone market in the U.S. exceeds $1 billion. Tev-Tropin® was launched in the U.S. in 2005 pursuant to an agreement between Teva and Savient Pharmaceuticals, Inc. In September 2009, the FDA approved a needle-free injection of Tev-Tropin®.

We are also developing several additional biogeneric products, including Neugranin®, a long-acting Granulocyte Colony-Stimulating Factor (albumin-fused GCSF). Neugranin® stimulates the generation of white blood cells and is developed to reduce the risk of infection in patients undergoing chemotherapy. Neugranin® offers the advantage of one injection per chemotherapy cycle, compared to multiple daily injections of the first-generation GCSF products. Neugranin® is expected to have a profile equivalent to Amgen’s long-acting GCSF product, Neulasta® (Peg-GCSF).

Animal Health

Teva Animal Health, Inc. is a manufacturer of generic animal pharmaceuticals and marketer of proprietary dermatological and nutraceutical veterinary products in the U.S. animal health market.

Teva Animal Health’s headquarters, primary manufacturing, distribution, research and development, sales and marketing facilities, are located in St. Joseph, Missouri. On July 31, 2009, Teva and the FDA entered into a consent decree with respect to the operations of Teva Animal Health, after which operations were temporarily ceased pending the resolution of certain compliance issues. As a result of the consent decree, the FDA mandated that all Teva Animal Health products be recalled and all finished goods inventory be disposed of. The Animal Health facility in Fort Dodge is to be shut down. Remediation of the remaining facilities is expected to continue into 2010. There have not been any sales by Teva Animal Health since August 2009.

On January 29, 2009, we sold our Israeli animal health unit to Phibro Animal Health Corporation for total consideration of approximately $47 million.

Competition

Generics

In the U.S., we are subject to intense competition in the generic drug market from other local and foreign generic drug manufacturers, brand-name pharmaceutical companies through authorized generics, existing brand equivalents and manufacturers of therapeutically similar drugs. We believe that our primary competitive advantages are our ability to continually introduce new generic equivalents for brand-name drug products on a timely basis, quality and cost-effective production, our customer service and the breadth of our product line.

A significant proportion of our U.S. generic sales are made to a relatively small number of retail drug chains and drug wholesalers. These customers have undergone and continue to undergo significant consolidation, which has resulted in customers gaining more purchasing power. Consequently, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base. On the other hand, this trend provides a competitive advantage to large suppliers that are capable of providing quality, cost efficient quantities of products.

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

Many brand competitors try to prevent or delay approval of generic equivalents through several tactics, including legislative initiatives (e.g., pediatric exclusivity), extending patent protection, changing dosage form or dosing regimens prior to the expiration of a patent, regulatory processes, including citizens’ petitions, negative public relations campaigns and alliances with managed care companies and insurers to reduce prices and economic incentives to purchase generic pharmaceuticals. In addition, brand companies sometimes launch, either through an affiliate or through licensing arrangements with another company, an authorized generic concurrent with the first generic launch, so that the patent challenger no longer has the full exclusivity granted by the Hatch-Waxman Act.

In Canada, the competitive landscape continues to intensify with the increasing presence of foreign competitors. Five major generic drug manufacturers, three of which, including our subsidiary Teva Canada Ltd., are subsidiaries or divisions of global manufacturers, satisfy approximately 85% of the Canadian demand for generic pharmaceuticals.

The customer base for Teva Canada continues to change as the number of independent community pharmacies decreases at the expense of chain drug and banner-aligned store groups, which work closely with selected suppliers for specific products. This trend is expected to continue, resulting in increased competition for generic drug manufacturers at the chain and banner buying offices. These larger customers look to generic suppliers to timely launch cost-effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

In Latin America, the pharmaceutical market is generally fragmented, with no single company enjoying market dominance. Local generic companies predominate, especially in Brazil, Argentina and Chile. These local companies, as well as multinational brand companies, compete with our local operations in all of the markets. Our strengths in the region include our comprehensive range of products, which cover a wide range of therapeutic categories, strong sales forces and the opportunity to leverage our global product portfolio.

In Europe, we compete with other generic companies (several major multinational generic drug companies and various local generic drug companies) and brand drug companies that continue to sell or license branded pharmaceutical products after patent expirations. As in the U.S., the generic market in Europe is very competitive, with the main competitive factors being price, time to market, reputation, customer service and breadth of product line.

As part of its efforts to improve the affordability of medicines for patients and address the challenges of public health systems by increasing generic penetration, in 2008 the European Commission launched an inquiry into competition in the pharmaceutical sector. According to the Commission’s final report, published in July 2009, there is evidence that innovator companies have sought to delay or block market entry of generic medicines. Following the publication of the report, the Commission has sent questions to several pharmaceutical companies with European operations, including Teva. The answers provided from the questionnaires are expected to be used by the Commission to develop new legislation designed to help to increase the competition within the pharmaceutical market in the E.U. This will be aimed at providing consumers in the E.U. with affordable high quality medicine.

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

In the Netherlands, there is a developed “pure generics” market that operates in a manner similar to that of the U.K. As in the U.K., many pharmacies are grouped into chains that are owned by major wholesalers. However, due to a new, tender like, system introduced in 2008 and the subsequent shift of bargaining power from pharmacies to insurers, there was a slow-down in the consolidation of independent retail pharmacies.

In Spain, the generic pharmaceutical market is largely represented by local companies. Regulations in seventeen local regions have varying policies regarding generic substitution. We have been able to develop different approaches to accommodate every region which, following the Bentley acquisition, has resulted in our becoming the third largest generic company.

In Italy, there is a relatively low rate of generic penetration with intense competition at the retail level. The market is increasingly categorized by independent pharmacies that have the ability to dispense products from selected companies, which has resulted in increasing competition among generic companies. There is uncertainty in the market as the direction of government policy seems unclear.

In Hungary, we compete with local Hungarian manufacturers and also face increasing competition from multinational brand and generic pharmaceutical companies. We are continuing to strengthen our position and presence in Hungary, while creating a more diversified product and service portfolio, including wholesaling services.

In Germany, there is a high level of generic penetration and intense competition with a relatively high number of competitors of varying sizes and capabilities, including large domestic companies. Price levels for pharmaceuticals in Germany are negatively impacted by the on-going implementation of a tender system.

In Poland, the pharmaceutical industry has experienced significant structural change in recent years. Most of the state-owned companies have been privatized and foreign firms account for a high proportion of sales. The competitive landscape, which is dominated by several very strong local and regional competitors, continues to be challenging, with hundreds of manufacturers.

The Czech Republic is a branded generic market where we compete with other generic drug companies (both local and regional generic drug companies) and brand drug companies that continue to sell or license branded pharmaceutical products after patent expirations. New governmental reforms reduced the reimbursement level of low-priced products in favor of high-priced new products, resulting in a shift of demand to newer and more expensive pharmaceuticals.

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

Innovative Products

We rely on a combination of intellectual property protections and exclusivity periods provided under applicable regulations to protect our innovative products. We seek to obtain, where possible, product, process and use patents. We also rely on trade secrets, unpatented proprietary know-how and confidentiality agreements, as well as FDA data exclusivity rules, trademarks, copyright protection and other intellectual property rights. Similar laws and regulations in the European Union historically provided for periods of six to ten years of data exclusivity, some of which are still in force. Newer EU legislation provides for a uniform period of European Union data exclusivity for newly registered products for a period of eight years which, under certain circumstances, can be extended to nine years. This is followed by a two-year period of marketing exclusivity, preventing generic products from being launched, even if authorized.

Copaxone® is an immunomodulatory therapy available for the treatment of relapsing remitting multiple sclerosis. Its primary competition is three formulations of beta-interferon: Avonex®, Betaseron®, Extavia© and Rebif®. Another therapy, Tysabri®, was reintroduced in the U.S. in June 2006 with a “black box” label, which includes the most critical information about Tysabri®, such as indications and warnings, and with an indication for patients who have had an inadequate response to, or are unable to tolerate, alternate multiple sclerosis therapies. In July 2006, Tysabri® was launched in the EU with a restricted indication for patients who have failed beta interferons or for highly active patients. Several cases of progressive multifocal leukoencephalopathy (“PML”) (a fatal brain infection) have been reported in patients treated with Tysabri® as mono-therapy. A change in labeling was recently implemented in the U.S. suggesting that the risk of PML increases with the number of Tysabri® infusions, and on January 21, 2010 the EMEA issued its conclusions regarding Tysabri®-associated PML, recommending adoption of measures, including label changes, aimed at reducing the risk of PML.

We may also face competition from additional products in development, including orally administered formulations of cladribine, fingolimod and Gilenia®. An NDA was filed during 2009 with respect to cladribine and is currently being reviewed by the FDA and the EMEA. The approval and launch of oral cladribine may be delayed following the issuance in November 2009 of a “refuse to file letter” by the FDA due to an incomplete NDA submission. An NDA was filed during 2009 with respect to fingolimod and is currently being reviewed by the FDA and the EMEA. Gilenia® has recently been granted priority review status by the FDA.

In July 2008, Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an ANDA with the FDA for a generic version of Copaxone® seeking approval prior to the expiration of our patents and a second ANDA filed by Mylan Inc. and Natco Pharma Ltd. was accepted for review by the FDA in September 2009.

Azilect®’s competitors include the newer non-ergot dopamine agonists class, Mirapex®/Sifrol® (pramipexole) and Requip ® (ropinirole), which are the leading products in this class, indicated for all stages of Parkinson’s disease. Generic versions of those products were introduced in certain markets in 2008. Slow-release formulations of Requip® and Mirapex® once-daily were launched in the U.S. and certain European countries during 2008 and 2009 (the latter in EU only). It was recently reported that the dopamine agonist Mirapex® failed to demonstrate a disease-modifying effect in a clinical trial with a design similar to the ADAGIO trial. An additional competitor in this class is Neupro®, a dopamine agonist with a once-daily patch delivery system. Neupro® has experienced quality problems and was recalled from the market in the U.S. Neupro® also experienced supply issues in certain European countries. During 2009, most of these problems were resolved, and the product has been re-launched in the U.S.

Azilect® also competes with Comtan®, a COMT inhibitor, indicated only for adjunct therapy in moderate to advanced stages of the disease. Comtan® is also marketed as a fixed combination together with levodopa.

Women’s Health

Our women’s health products face competition, including our oral contraceptive products, Seasonique® and loSeasonique®, compete with Lybrel®, an oral contraceptive product based on a 365 day regimen, and generic presentations of Seasonale® that, like Seasonale®, are based on a 91 day regimen. Plan B®, our one-step emergency oral contraception product, faces competition from a generic 2-dose emergency contraception product. Paragard® competes with the hormonal IUD product, Mirena®, and Enjuvia®’s main competitor is Premarin® tablets.

Operations and R&D

Research and Development

Our research and development efforts are integral to all of our operations. Research and development expenses increased 5.8% in 2009 to $802 million from $786 million in 2008 and up from $581 million in 2007. Total gross research and development for 2009 reached $923 million or 6.6% of sales.

Our Global Generic R&D is in charge of developing products that are equivalent to innovative pharmaceuticals. Its responsibilities include product formulation, chemical and physical (including shelf-life) testing, stability testing, bioequivalence (absorption and extent), blood level testing, clinical testing, registration and approval of a growing list of generic drugs for all of the markets where we operate. It continues to expand and enhance its capabilities beyond tablets, capsules, liquids, ointments and creams to other dosage delivery systems and dosage types, such as matrix systems, special coating systems for sustained release products, orally disintegrating systems, sterile systems such as vials, syringes and blow-fill-seal systems, drug device combinations and nasal delivery systems for generic drugs. The division operates from fifteen development centers located in the U.S., Israel, India, Mexico, Europe and Latin America, enabling us to take advantage of local expertise and costs as well as a more favorable patent law approach towards generics in some of these countries.

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

Global Innovative R&D activities are conducted in Israel, the U.S., Canada, Hungary and several European countries. Our proprietary research and development pipeline focuses primarily on three niche specialty areas: neurological disorders, autoimmune diseases and oncology. In building our pipeline, we focus on products with meaningful differentiation from existing products in terms of clinical attributes, expected commercial value and benefit to patients and health insurers. In addition, we incorporate new technologies, such as biomarkers, early in the development process to reduce the risk at more advanced stages of R&D. Our proprietary pipeline is strengthened by the activities of our Innovative Ventures unit, which focuses on early identification and evaluation of potential proprietary compounds, primarily in the above niche areas, and invests directly in companies with promising products and technologies.

In conducting our research and development, we seek to manage our resources conservatively and to limit our risk exposure. At the drug discovery phase, we utilize our relationships with the Israeli and foreign academic community and start-up companies to gain early access to potential projects. Once these projects progress into the more costly clinical study phase, we explore corporate partnering options where needed, through which we can share financial and other risks.

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

Below is a table listing selected pipeline products in clinical development:

Project / Compound	Potential Indication	Clinical Phase	Project Partner	Formulation
Laquinimod (1)	Multiple sclerosis	III	Active Biotech	Oral

Talampanel	Amyotrophic lateral sclerosis (ALS)	II	Not applicable	Oral

Laquinimod (1)	Crohn’s disease	II	Active Biotech	Oral

Pagoclone	Persistent developmental stuttering (PDS)	IIb in 2009	Endo Pharmaceuticals Inc.	Oral

Talampanel	Glioblastoma	II Completed	Not applicable	Oral

OGX-011/TV-1011	Metastatic Castrate Resistant Prostate Cancer and Lung Cancer	Phase III	OncoGenex Pharmaceuticals, Inc.	Intravenous

Adenovirus vaccines (2)	Respiratory diseases	Phase II/ III	U.S. Department of Defense	Oral

(1)	See below for further details.
(2)

We are developing adenovirus vaccines Type 4 and 7 under a $79.5 million, multi-year development contract awarded in September 2001 by the U.S. Department of Defense (“DOD”). These are intended to be dispensed to armed forces personnel to prevent epidemics of an acute respiratory disease that has been a leading cause of hospitalizations of military trainees. We completed a Phase II/III clinical program in late

2007 and filed a Biologic License Application (“BLA”) in 2008. Although the current BLA only covers the use of adenovirus vaccines in U.S. military recruit populations, the potential exists to develop and license the vaccines for additional indications in the U.S. or in international markets if a suitable at-risk population is identified. We are negotiating a production and supply contract with the DOD in anticipation of FDA approval of the BLA in 2010.

Laquinimod. In June 2004, we acquired from Active Biotech the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, with the exception of the Nordic and Baltic countries. We made an upfront payment to Active Biotech and will conduct and fund further clinical development of laquinimod. Our agreement with Active Biotech also calls for us to make payments to Active Biotech upon the achievement of various sales targets and other milestones, with maximum payments of $92 million. Active Biotech will also receive tiered double-digit royalties on sales of the product. In February 2010, we amended the agreement to acquire Active Biotech’s marketing and distribution rights for laquinimod in the Nordic and Baltic regions in exchange for an increase in the royalties payable on sales in those regions.

Laquinimod is a novel once-daily, orally administered immunomodulatory compound that is being developed as a disease-modifying treatment for relapsing-remitting MS. A Phase IIb study in 306 patients demonstrated that an oral 0.6 mg dose of laquinimod, administered daily, significantly reduced MRI disease activity by a median of 60 percent versus placebo in RRMS patients. In addition, the study showed favorable effects on the reduction of annual relapse rates and the number of relapse-free patients compared with placebo. Treatment was well-tolerated, with only some transient and dose-dependent increases in liver enzymes reported. Over 1,000 MS patients have received laquinimod in various clinical trials. Study results were published in June 2008.

Following the results of this study, and after discussions with the FDA and the European Medicines Agency, we initiated a phase III clinical program. Laquinimod received “fast track” designation from the FDA in February 2009, which may allow this product to enter the market by 2012.

Two global Phase III clinical trials, BRAVO and ALLEGRO, have completed enrollment and are currently ongoing. ALLEGRO, a pivotal, placebo-controlled global, 24-month, double-blind, Phase III study is designed to evaluate the efficacy, safety and tolerability of laquinimod versus placebo in relapsing-remitting MS patients. Enrollment was completed in November 2008, after more than 1,000 patients were recruited at 152 sites in North America, Europe and Israel. The trial is currently ongoing, and results are expected in 2011. BRAVO, an additional pivotal, placebo-controlled, global, 24-month, double-blind, Phase III study, is designed to evaluate the efficacy, safety and tolerability of laquinimod versus placebo and to provide risk-benefit data for laquinimod versus interferon beta-1a IM (Avonex) in relapsing-remitting MS patients. Enrollment was completed in June 2009, after more than 1,200 patients were recruited at 156 sites in the U.S., Europe, Israel and South Africa. The trial is currently ongoing, and results are expected in 2011.

Laquinimod has demonstrated potent therapeutic efficacy in preclinical models of other autoimmune diseases such as rheumatoid arthritis, insulin-dependent diabetes mellitus, Guillain-Barré syndrome, lupus and inflammatory bowel disease. The broad profile of efficacy in animal models of inflammatory diseases suggests that laquinimod affects a specific pathway of autoimmunity. Laquinimod is currently in Phase II development for Crohn’s disease, and clinical development for lupus is expected to be initiated soon.

Biopharmaceutical R&D. Teva’s Biotechnology R&D group operates from three sites in the U.S., Lithuania and Israel specifically dedicated to the development of follow-on biosimilars. Teva’s R&D capabilities cover all aspects of recombinant protein expression and production, including genetic engineering, microbial fermentation, mammalian cell culture, protein purification and analytical methods and formulations development.

Teva’s Biotechnology R&D group also has access to albumin fusion technology, allowing the half-life of many biopharmaceuticals to be significantly extended. Our pipeline of products is currently being developed internally and through Teva’s joint venture with Lonza.

Teva Innovative Ventures

Teva Innovative Ventures seeks to increase and enhance our innovative pipeline through in-licensing and/or investing in pre-clinical stage products; developing such products through pre-clinical development until the clinical stage and investing in start-up companies having preclinical and clinical-stage products.

Teva Innovative Ventures sources potential products globally in both academia and early stage companies and has invested and continues to invest directly and/or through investment companies, in early stage companies that we believe have promising technologies or products. In some cases, in tandem with such investments, we will obtain strategic rights in a company or product. Examples of such rights received include an option to buy the entire company under certain circumstances at pre-negotiated prices/terms and/or an option to license a product or create a joint venture with the company on a particular product based on pre-negotiated terms.

Typically, our investment will be directed toward achieving certain milestones based on an agreed budget and development plan created with our assistance. Once a milestone is achieved, we will determine whether to exercise our option. If so, we will become much more actively involved in the company and its development, and the product will enter our pipeline.

Below is a table listing selected projects in which we have an interest:

Project Name	Potential Indication	Clinical Phase	Project Partner	Total Investment
StemEx® (1)	Hematological malignancies	Phase III	Gamida Cell Ltd.	$26.7 million

CT-011	Solid tumors and hematologic malignancies; Hepatitis C	Phase II (multiple trials ongoing)	Curetech Ltd.	$14 million

Debrase® (2)	Removal of burn-injured tissue (eschar)	Successful Phase III in Europe completed	MediWound Ltd.	$15 million

Diapep-277 (3)	Type I diabetes	Phase III	Andromeda Biotech Ltd.	$13.5 million

MultiGeneAngio (4)	Critical limb ischemia	Phase I/II in US nearing completion; CLI Phase I/II in 2010	Multi Gene Vascular Systems Ltd.	$4 million (4)

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

(2)

Debrase® is an innovative product developed by MediWound for the enzymatic removal of burn-injured tissue (eschar). Debrase® may present an alternative to surgery and lengthy non-surgical procedures. Another benefit of Debrase® is its selective activity, which removes only the eschar without harming viable tissue. This minimizes the need for additional skin grafting surgery and increases the potential for spontaneous healing of the burn wound. Currently, the product met the “early stopping rules” in its Phase III clinical study in the EU and is preparing a marketing authorization application for submission to the EMEA.

(3)	In February 2009, we exercised an option to enter into a license agreement with respect to Diapep-277, which is currently in a Phase III clinical study for Type I diabetes. In addition, a second phase III study is presently being initiated.
(4)	In December 2009, we invested $4 million in Multi Gene Vascular Systems Ltd. to support development of MGA for the treatment of critical limb ischemia. MGA is a combined cell/gene product of autologous endothelial and smooth muscle cells, which support the growth of new arteries.

Operations

We believe that our global generic product infrastructure provides us with many advantages over our competitors, including the following:

•	global research and development facilities that enable us to have the broadest product line and the most extensive generic pipeline in the U.S., as well as a leading global generic pipeline;

•

finished-dose manufacturing facilities approved by the FDA and other regulatory authorities and located in countries around the world, which offer a broad range of production technologies and the ability to concentrate production to achieve economies of scale, thereby enabling us to achieve attractive profit margins in a highly competitive environment without compromising our commitment to excellence and product quality;

•	API capabilities that offer a stable, high-quality supply of key active ingredients, as well as vertical integration efficiencies; and

•	high-volume, technologically advanced distribution facilities that allow us to deliver new products to our customers quickly and efficiently, providing a cost-effective, safe and reliable supply.

These capabilities provide us the means to respond on a global scale to a wide range of requirements (both therapeutic and commercial) of patients, customers and healthcare providers.

Pharmaceutical Production

We operate 38 finished dosage pharmaceutical plants, including in North America, Latin America, Europe and Israel. The plants manufacture solid dosage forms, injectables (sterile), liquids, semi-solids, inhalers and medical devices. During 2009, these plants produced approximately 54 billion tablets and capsules and over 490 million sterile units.

Our two primary manufacturing technologies, solid dosage forms and injectables, are available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Israel (Kfar Saba and Jerusalem) and in Hungary make up a significant percentage of our production capacity.

We maintain a uniform quality standard throughout our production facilities. 27 of our plants are FDA-approved. Achieving and maintaining quality standards in compliance with the current Good Manufacturing Practices (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, requires sustained effort and expenditures, and we have spent significant funds and dedicated substantial resources for this purpose.

We strive to optimize our manufacturing network, in order to maintain our goal of supplying high quality, cost-competitive products on a timely basis to all of our customers globally. As part of this effort, during 2009, we closed facilities in Congers, N.Y., Tlalpan, Mexico-City and Brno in the Czech Republic. The production activity of these facilities was transferred to other Teva facilities around the world.

We have expanded the facilities in Opava, the Czech Republic, Jerusalem, Israel, Debrecen, Hungary and Eastbourn, U.K. for manufacturing and packaging of solid dosage forms, and in Godollo, Hungary, for sterile products manufacturing.

Our policy is to maintain multiple supply sources for our strategic products and API’s to the extent possible, so that we are not dependent on a single supply source. However, our ability to do so may be limited by regulatory or other requirements.

Our main pharmaceutical manufacturing facilities are listed below:

Facility Location	Number of Employees	Principal Market(s) Served
Solid dose manufacturing sites:

Forest , VA, U.S.	600	North America
Sellersville , PA, U.S.	530	North America
Cincinnati, Ohio, U.S.	480	North America
Stouffville& 30 Novo, Canada	650	North America
Maipu, Santiago, Chile	550	Latin America
Debrecen, Hungary	780	Europe and other non-U.S. markets
Zagreb, Croatia	1150	North America and other markets
Kfar Saba, Israel	850	North America, Europe and other markets
Jerusalem, Israel	600	North America

Sterile manufacturing sites:

Irvine , CA, U.S.	680	North America
Runcorn, U.K.	320	North America, Europe and other markets
Godollo, Hungary	650	North America, Europe and other markets
Kfar Saba, Israel	400	North America, Europe and other markets

Respiratory manufacturing site:

Waterford, Ireland	300	North America and other markets

Raw Materials for Pharmaceutical Production

We source most of our active pharmaceutical ingredients from our own API manufacturing. Additional API materials are purchased from suppliers located in Europe, Asia and the U.S. We have implemented a supplier audit program to ensure that our suppliers meet our high standards, and take a global approach to managing our commercial relations with these suppliers.

We have 21 API production facilities located in Israel, Hungary, Italy, the U.S., the Czech Republic, India, Mexico, Puerto Rico, Spain, China and Croatia. We produce approximately 300 APIs covering a wide range of products, including respiratory, cardiovascular, anti-cholesterol, central nervous system, dermatological, hormones, anti-inflammatory, oncology, immunosuppressants and muscle relaxants. Our API intellectual property portfolio includes over 2,300 granted patents and pending applications worldwide.

We have expertise in a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, enzymatic synthesis, high potent manufacturing, plant extract technology, synthetic peptides, vitamin D derivatives and prostaglandins. Our advanced technology and expertise in the field of solid state particle technology enable us to meet specifications for particle size distribution, bulk density, specific surface area, polymorphism, as well as other characteristics.

Our API facilities meet all applicable current Good Manufacturing Practices (cGMP) and quality standards promulgated by US Pharmacopoeia (USP), European Pharmacopoeia (EP), Japanese Pharmacopoeia (JP), and other applicable quality standards. Many of our products are produced in dedicated computer-controlled facilities to optimize quality and efficiency. Our API plants are regularly inspected by the FDA, the EMEA or other authorities as applicable. During 2009, all inspections of our API facilities worldwide found our manufacturing practices at all sites to be in compliance.

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

Our API R&D focuses on the development of processes for the manufacturing of API, including intermediates, chemical and biological (fermentation), which are of interest to the generic drug industry, as well as for our proprietary drugs. Our facilities include a large center in Israel (synthetic products and peptides), a large center in Hungary (fermentation and semi-synthetic products), and a facility in India and additional sites in Italy, Croatia, Mexico and the Czech Republic (development of high potency API). Our substantial investment in API R&D generates a steady flow of API products, enabling the timely introduction of pharmaceutical products to market. The API R&D division also seeks methods to continuously reduce API production costs, enabling us to improve our cost structure.

We also sell API to third parties, and are a leading global supplier of API to both generic and brand customers. In selling our API products, we compete globally with other specialty chemical producers. Our competitive advantages include quality, cost effective manufacturing costs, a wide portfolio of products, an understanding of patents globally, a high level of customer service, and an understanding of global regulatory requirements. Many of our customers market their products globally and thus would prefer to buy APIs from one vendor rather than multiple vendors. Our numerous facilities enable us to provide our customers flexibility in sourcing from multiple sites from one vendor, while our extensive portfolio, service level and compliance record, combined with the creation of intellectual property rights and our financial resources, strengthen our position as an industry leader.

Environment

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

Among our environmental initiatives in 2009 were (i) implementation of projects aimed at reducing the usage of energy resources; (ii) expansion of our waste recycling projects; (iii) further implementation of ISO 14001, an environmental management standard; and (iv) increased attention to the principles of green construction.

Regulation

United States

Food and Drug Administration and the Drug Enforcement Administration

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

FDA approval is required before any “new drug” (including generic versions of previously approved drugs) may be marketed, including new strengths, dosage forms and formulations of previously approved drugs. Applications for FDA approval must contain information relating to bioequivalence (for generics), safety, toxicity and efficacy (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures generally require that commercial manufacturing equipment be used to produce test batches for FDA approval. The FDA also requires validation of manufacturing processes before a company may market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements. Generally the generic drug development and the ANDA review process can take three to five years.

The Hatch-Waxman Act established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the submission and/or the approval of ANDAs. One such provision allows a five-year market exclusivity period for new drug applications (“NDAs”) involving new chemical entities and a three-year market exclusivity period for NDAs (including different dosage forms) containing new clinical trial data essential to the approval of the application. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers to a product that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application. Patent term extension and non-patent market exclusivity may delay the approval of other non-Teva drug applications (e.g. ANDAs and NDAs).

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

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Modernization Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Modernization Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing, as was the case previously. However, exclusivity rights may be forfeited pursuant to the Medicare Modernization Act if the product is not marketed within 75 days of the final approval or if tentative approval is not received within 30 months of submission and under other specified circumstances. With the growing backlog of applications, and the resulting increase in the median time to approval of ANDAs, the number of forfeitures of exclusivity are likely to increase unless additional resources are provided within the FDA’s Office of Generic Drugs.

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

Our products also include biopharmaceutical products that are comparable to brand-name drugs. Of this portfolio, only one, Tevtropin®, is sold in the U.S., while others are distributed outside of the U.S. We plan to introduce additional products into the U.S. marketplace, and recently filed our first BLA for one such product, NeutrovalTM , but currently an abbreviated regulatory pathway, such as the Hatch-Waxman Act, does not exist for these products. In 2009, the legislative environment in the U.S. improved, as a Senate Committee considered legislation to create a regulatory pathway for biogeneric products, but no final legislation was enacted. We took an active role in the development and introduction of the proposed legislation, and believe a regulatory pathway will be created in the U.S. in the next several years.

Government Reimbursement Programs

The Medicare Modernization Act further expanded the scope of Medicare coverage for participants by creating what is known as the Medicare Part D prescription drug benefit. The Part D prescription drug benefit became available to Medicare beneficiaries on January 1, 2006. Medicare prescription drug coverage under Part D is insurance that covers the Medicare beneficiary’s cost (subject to certain statutory purchasing thresholds, co-payments, insurance premiums, and deductibles) of prescription drugs at participating pharmacies. Medicare prescription drug coverage under the Part D benefit is available to all Medicare beneficiaries regardless of income and resources or health status. As a result, our products are, as of January 1, 2006, available for government-subsidized purchase by a larger market of Americans participating in government-sponsored third-party payor insurance programs. In addition, the structure of reimbursement under Medicare Part D includes a gap or “doughnut hole” in coverage, after the initial coverage limit is reached and before the catastrophic coverage benefit begins. To date, many benefit plans have utilized generic products to mitigate the impact of this gap.

The Center for Medicare and Medicaid Services is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers’ agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions); for products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. We have such a rebate agreement in effect with the U.S. federal government. Federal and/or state governments have enacted and are expected to continue to enact measures, such as the Medicare Act, enacted in December 2003, or the current Health Care Reform proposals, which expanded the scope of Medicare coverage for drugs beginning in January 2006. These measures are aimed at reducing the costs to government third party insurers, such as Medicare and Medicaid, that dispense drugs to the public. We cannot predict the nature of such future measures or their impact on our sales or profitability.

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

In late 2009, the U.S. government has sought to place health care reform at the forefront of the legislative agenda, calling for a comprehensive plan to decrease health care costs while improving the quality of patient care. Both the House and Senate have passed bills providing plans for reform. These bills seek to reduce the federal deficit and reduce the rate of growth in health care spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in health care delivery systems, the creation of a “health insurance exchange” and improvements in Medicare payment accuracy. In addition, the proposals require the pharmaceutical industry to share in the costs of reform, such as by increasing Medicaid rebates, narrowing sales definitions for AMP purposes, expanding Medicaid rebates to dual eligible or Medicaid managed care and placing an excise tax on prescription programs. New regulations could be phased in over the coming years. As the passage of any healthcare reform legislation is uncertain, as well as the nature and provision of any such legislation, we are not able to draw conclusions as to the impact on our business.

Canada

The Canadian federal government, under the Food and Drugs Act and the Controlled Drug and Substances Act, regulates the therapeutic products that may be sold in Canada and the applicable level of control. The Therapeutic Products Directorate is the national authority that evaluates and monitors the safety, effectiveness and quality of drugs, medical devices and other therapeutic products.

The issuance of a market authorization or “Notice of Compliance” is subject to the Food and Drug Regulations, which provide, among other things, up to eight and one-half years of data exclusivity on new chemical entities. The regulations prohibit generic companies from filing a generic submission using a new chemical entity as the Canadian reference or comparator product for six years following the receipt by a brand company of a Notice of Compliance for such new chemical entity. The Canadian generic industry trade association has opposed the application of these regulations in the courts. The trade association’s application to the courts was dismissed by the lower court and is currently under appeal,

Issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations under the Patent Act. The Therapeutic Products Directorate will not issue a Notice of Compliance if there are any patents relevant to the drug product listed in the Patent Register maintained by Health Canada. Generic pharmaceutical manufacturers can either wait for the patents to expire or serve a notice of allegation upon the brand company. If, as is frequently the case, litigation is commenced by the brand company in response to the notice of allegation, a Notice of Compliance will not be issued until the earlier of the expiration of a 24-month stay or resolution of the litigation in the generic company’s favor.

Every province in Canada offers a comprehensive public drug program. Provincial governments control expenditures on therapeutic products by establishing formulary interchangeability and benefit lists and by only reimbursing for products that are listed therein. Many provinces are currently reforming their public drug programs and implementing new policies for the reimbursement of generic medications. In the province of Ontario, tenders for three products were issued but only one has been awarded. Other provinces are negotiating directly with pharmacy organizations for lower generic prices. Some provinces are requiring listing agreements or fees before they will add the product to their formularies. There is continued pressure on the prices that pharmacies are reimbursed for generic products. However, many of these governments acknowledge the need to limit extended brand patent monopolies and to speed the approval process for generic drugs.

European Union

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

During 2009, we continued to register products in the European Union, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure. During 2009, the European Commission (EC) adopted the opinion of the committee for medicinal products for human use (CHMP) and granted us Europe-wide marketing authorizations for clopidogel bisulphate, irbesartan, irbesartan/hydrochlorothiazide, lamivudine, nevirapine, repaglinide, ribavarin, rivastigmine, sildenafil and topotecan. In addition, the CHMP adopted positive opinions (subject to ratification by the EC) recommending the granting of Europe-wide marketing authorizations for telmisartan, temozolomide and docetaxel. Due to historical court interpretations of “essential similarity” that have now been included in the new legislation, it has become possible to register generic drugs containing different salts of the active ingredient. We continue to invest in registration activities in the majority of countries in the European Union, including Hungary, the U.K., France, Germany, the Netherlands, Italy, the Czech Republic and Poland.

In 2005, a legal pathway was established to allow approval of Similar Biological Medicinal Products (“biosimilars”) using abbreviated marketing applications. Appropriate tests for demonstration of safety and efficacy include preclinical or clinical testing or both. The reference product for this testing is the brand-name drug, and the scientific principles and regulatory requirements for comparability are followed. In 2006, product specific guidelines were issued providing a more detailed interpretation of the data requirements for specific products, and further guidance is being developed by the respective authorities in conjunction with the pharmaceutical industry. In order to control expenditures on pharmaceuticals, most member states of the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

The duration of certain pharmaceutical patents may be extended in the European Union by up to five years (with a Supplementary Patent Certificate) in order to extend effective patent life to fifteen years. Some older French and Italian patents were extended up to eight and eighteen years, respectively. Additionally, exclusivity provisions in the European Union may prevent companies from applying for a generic product for either six or ten years (the period is selected by each country) from the date of the first market authorization of the original product in the European Union. The legislation, applicable to all members of the European Union and effective as of November 2005, changes and harmonizes the exclusivity period for new products submitted after the effective date. The period before a generic application can be made will be eight years (from either six or ten years before) and allows the generic product to be marketed only after ten years from the first marketing authorization of the original product in the European Union, with the possibility of extending the exclusivity by one additional year under certain circumstances. Given that new products submitted after November 2005 will take at a minimum approximately one year to be assessed and approved, the new data exclusivity provisions of ‘8+2+1’ years will affect only generic submissions from around the end of 2014 onwards. Subject to the respective Paediatric regulation, the holder of a Supplementary Patent Certificate may obtain a further extension of up to six months. This is separate but not in addition to the additional year of data exclusivity previously mentioned. The legislation also allows for research and development work during the patent term for the purpose of developing and submitting registration dossiers.

Latin America

The extension of patent protection to pharmaceutical products is a relatively new concept throughout much of Latin America, except Mexico, Brazil and Chile. Most local pharmaceutical companies in the region engage in the production of either copied versions of drugs still under patent in their countries of origin, or true off-patent drugs sold under a local brand-name, without bioequivalence testing in either case. Historically, registration has been simple, with no clinical studies required. In Mexico and Brazil, the regulatory requirements have changed dramatically. Bioequivalence studies performed by approved clinical research organizations and, given the climate zone, special stability studies are now required. In Mexico, bioequivalence studies are not only required for all new submissions, but also must be performed by February 2010 for all products registered before February 2005. Additionally, for products registered between February 2005 and February 2008 bioequivalence studies will be required at the time of the renewal, that is five years after the registration was granted. We expect to complete all such studies by the corresponding deadlines. In addition, Mexico abolished the plant requirement law so that companies no longer need to have an existing manufacturing plant in Mexico in order to obtain approval to register and sell their pharmaceutical drug products in the country. These new regulations could reduce competition from smaller, local companies and may provide an avenue for our Latin American operations to capitalize on products that we sell in other markets.

Israel

The Israeli Ministry of Health requires pharmaceutical companies to conform to internationally recognized standards. Other legal requirements prohibit the manufacturing, importation and marketing of any medicinal product unless it is duly approved in accordance with these requirements.

In 2005, the Israeli parliament (Knesset) enacted new patent legislation that ensures that a patent term extension in Israel will terminate upon the earliest of the parallel patent term extension expiration dates in the U.S., Europe and several other countries. The Knesset also ratified legislation that provides for data exclusivity provisions, which may prevent the marketing of a generic product for a period of five and a half years measured from the first registration of the innovative drug product in any one of a number of specified Western countries.

Israeli pricing regulations mandate that the retail prices of pharmaceuticals in Israel should not exceed the lower of the average price in eight European markets or the price in The Netherlands. The eight reference European markets are the United Kingdom, Germany, France, Belgium, Spain, Portugal and Hungary (or Poland if the product does not exist in any of the last three countries). The addition of the last three countries, whose pharmaceutical prices are generally low, will have the effect of reducing the average prices.

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

Organizational Structure

Our worldwide operations are conducted through a network of global subsidiaries primarily located in North America, Europe, Asia, Latin America and Israel. We have direct operations in more than 60 countries, as well as 38 finished dosage pharmaceutical manufacturing sites in 17 countries and R&D centers in 18 countries. The following sets forth, as of December 31, 2009, our principal operating subsidiaries in terms of sales to third parties.

In North America—United States: Teva Pharmaceuticals USA, Inc and Plantex USA, Inc. ; Canada: Teva Canada Ltd. (formerly known as Novopharm Limited).

In Europe— Hungary: TEVA Hungary Pharmaceutical Marketing Private Limited Company; United Kingdom: Teva U.K. Limited; The Netherlands: Teva Pharmaceuticals Europe B.V., Pharmachemie B.V., Plantex Chemicals B.V.; France: Teva Santé SAS; Croatia: Pliva Hrvatska d.o.o.; Germany: AWD Pharma GmbH & Co. KG; Poland: Teva Pharmaceuticals Polska sp. z o.o., Pliva Krakow S.A.; Italy: Teva Italia S.r.l.; Spain: Laboratorios Belmac S.L.; Czech Republic: Teva Czech Industries s.r.o., Teva Pharmaceuticals CR, s.r.o.; Russia: Teva Limited Liability Company, PLIVA RUS Limited Liability Company.

In Israel—Assia Chemical Industries Ltd. and Salomon, Levin and Elstein Ltd.

International— Latin America: Chile: Laboratorio Chile S.A.; Peru: Botica Torres de Limatambo S.A.C.; Mexico: Lemery S.A. de C.V.; Argentina: IVAX Argentina S.A., Teva Tuteur (joint venture).

In addition to the subsidiaries listed above, we have operations in various strategic and important locations, including China, India, Turkey, Japan and other emerging and smaller markets.

Properties and Facilities

Listed below are our principal facilities and properties in various regions of the world and their size in square feet as of December 31, 2009:

Facility Location	Square Feet (in thousands)	Main Function
Israel
Ramat Hovav	1,112	API (chemical) manufacturing and R&D
Jerusalem (3 sites)	541	Pharmaceutical manufacturing, research laboratories and offices
Kfar Saba	506	Pharmaceutical manufacturing, research laboratories and warehousing, including new parking lot of 14,860 sqm at end stage of building
Netanya (2 sites)	456	API (chemical) manufacturing, pharmaceutical warehousing, distribution center and offices
Petach Tikva	207	Corporate headquarters
Asia – Petach Tikva	127	R&D
Ashdod	125	Manufacturing of hospital supplies

United States
North Wales area, PA (4 sites)	808	Teva USA headquarters, warehousing and distribution center
St. Joseph, MO and Fort Dodge (8 sites)	515	Offices, distribution, R&D and warehouse
Forest, VA	427	Warehousing, manufacturing, packaging and distribution
Irvine, CA (2 sites)	342	Pharmaceutical manufacturing, R&D laboratories and warehousing
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories, packaging and warehousing
Miami, FL (4 sites)	225	Manufacturing, R&D, warehousing and office space
Kutztown, PA	211	Warehouse
Sellersville, PA	206	Pharmaceutical manufacturing, R&D laboratories
Pomona, NY	181	Pharmaceutical manufacturing, R&D laboratories and warehousing
Guayama, Puerto Rico	170	API (chemical) manufacturing
Mexico, MO	150	API (chemical) manufacturing
East Hanover, NJ	135	Pharmaceutical manufacturing
Kansas City MO	117	Teva Neuroscience, office and R&D

Canada
Toronto, Ontario	335	Canadian headquarters, pharmaceutical packaging, warehousing, distribution and laboratories
Stouffville, Ontario	155	Pharmaceutical manufacturing, R&D laboratories
Markham, Ontario	122	Pharmaceutical manufacturing and warehousing

Europe
Zagreb, Croatia (4 sites)	1,983	Pharmaceutical manufacturing, packaging and warehousing, API (chemical) manufacturing, R&D laboratories
Debrecen, Hungary	1,681	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories, warehousing
Opava, Czech Republic	1,322	Pharmaceutical and API (chemical) manufacturing, warehousing and distribution
Krakow, Poland	948	Pharmaceutical manufacturing and warehousing

Facility Location	Square Feet (in thousands)	Main Function
Gödöllõ, Hungary	667	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution, packaging and warehousing
Waterford, Ireland (3 sites)	425	Pharmaceutical manufacturing, warehousing, packaging
Kutno, Poland	285	Pharmaceutical manufacturing, warehousing, packaging
Glasshoughton, England	257	Warehouse and distribution center
Brno, Czech Republic	252	Pharmaceutical manufacturing, R&D and warehousing
Zaragoza, Spain (2 sites)	239	Pharmaceutical manufacturing, R&D laboratories
Haarlem, The Netherlands	232	Pharmaceutical manufacturing, warehousing, packaging, offices and R&D laboratories
Bulciago, Italy	177	API (chemical) manufacturing
Rho, Villanterio, Setimo Milanese, Italy	165	API (chemical) manufacturing and R&D laboratories
Eastbourne, England	133	Warehousing and packaging
Runcorn, England	128	Pharmaceutical manufacturing, warehousing, office space and R&D laboratories
Rho, Villanterio, Setimo Milanese, Italy	165	API (chemical) manufacturing and R&D laboratories
Santhia, Italy	127	API (chemical) manufacturing, R&D laboratories and warehousing
Vilnius, Lithuania (2 sites)	95	Pharmaceutical manufacturing, R&D laboratories

Asia
Gajraula (U.P.), India	356	API (chemical) manufacturing
Hangzhou, China	169	API (chemical) manufacturing
Malanpur, India	140	API (chemical) manufacturing
Greater Noida, Delhi, India	120	API R&D Laboratories

Latin America
Santiago, Chile (2 sites)	550	Pharmaceutical manufacturing, warehousing and R&D laboratories
Mexico City, Mexico (4 sites)	375	Pharmaceutical manufacturing, API, distribution, warehousing and R&D laboratories
Munro, Argentina	154	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Ramos Arizpe, Mexico	97	Pharmaceutical manufacturing

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

Introduction

We are a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. We are the leading generic pharmaceutical company in the world, as well as in the U.S., in terms of both total and new prescriptions. We also have a significant and growing branded pharmaceutical product line, including Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, respiratory products and women’s health products.

The generic pharmaceutical industry as a whole, and therefore our own operations, are affected by demographic trends such as an aging population and a corresponding increase in healthcare costs, governmental budget constraints and spending decisions of healthcare organizations, as well as broad economic trends. In each of our markets around the globe, governments as well as private insurers are working to control growing healthcare costs, and there is an increasing recognition of the importance of generics in providing access to affordable pharmaceuticals, although these conditions also enhance pressure on generic pricing. In addition, the generic pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Generic pharmaceutical companies also face intense competition from brand-name pharmaceutical companies seeking to counter generic products. We believe that our broad pipeline and balanced business model, combining generic as well as branded generic, innovative, respiratory, API and women’s health pharmaceutical products and biogenerics, coupled with our geographic diversity, are key strategic assets in addressing these trends.

Highlights

In 2009, our net sales grew to $13.9 billion, an increase of approximately $2,814 million, or 25%, over net sales in 2008. Our sales growth in 2009 was driven by the first time inclusion of Barr’s sales and strong performance in all of our geographical areas, including higher generic sales in the U.S. and continued strong sales of Copaxone®.

Net income attributable to Teva in 2009 reached a record $2,000 million, compared to $609 million in 2008.

Among the significant highlights of 2009 were:

•	Record sales across all geographic regions, including the U.S., Europe and our International region;

•	North American sales increased by $2,172 million, and benefited from increased sales of our generic and branded products, including Copaxone® and ProAir™;

•

Launches in the U.S. of three significant new generic products: the generic versions of Adderall® (amphetamine mixed salts), Eloxatin® (oxaliplatin solution for injection) and Ortho Tri-Cyclen® Lo (ethinyl estradiol and norgestimate);

•

Increased sales in Europe resulting from the first time inclusion of sales of Barr’s subsidiary Pliva , partially offset by currency effects and adverse pricing pressure from governmental pricing regulation;

•	Increased sales in our International markets, including increased sales in Latin America and Russia as well as in Israel;

•

Copaxone® reinforced its position, both in the U.S. and globally, as the leading multiple sclerosis drug, with global sales growing by 25% over 2008, reaching total global in-market sales of $2,826 million;

•	Global in-market sales of Azilect®, which reached $243 million in 2009, an increase of 39% over 2008;

•	An increase of 15% in global sales of our respiratory product portfolio over 2008;

•	Gross profit of $7,367 million, an increase of 23%, or $1,399 million, compared to 2008;

•

Operating income of $2,405 million, an increase of 110%, or $1,260 million, compared to 2008 in which we recorded research and development in-process charges (totaling $1,402 million), as a result of the Barr, Bentley and CoGenesys acquisitions;

•	Taxes of $166 million, or 8% of pre-tax income, as compared with $184 million, or 23% of pre-tax income, in 2008;

•

Exchange rate differences had a negative effect on sales of $572 million (approximately 4% of 2009 sales) and a minimal effect on operating income (approximately 1.5% of 2009 operating income) and net income; and

•

Financial debt to equity leverage as of December 31, 2009 of 23%, lower than the 34% at December 31, 2008. This improved financial ratio and our strong cash flow generation were factors in Moody’s decision to raise our credit rating in January 2010 from Baa1 to A3.

Joint Ventures and Other Strategic Activity

Teva-Kowa

On December 24, 2009, Teva-Kowa Pharma Co., Ltd., the joint venture which we established in 2008 in Japan with Kowa Company Ltd., signed a definitive agreement to acquire a majority of the outstanding shares of Taisho Pharmaceutical Industries, Ltd. Through this transaction, which closed on December 28, 2009, Teva-Kowa Pharma acquired 68.9% of Taisho’s outstanding shares. Additional acquisitions of shares from Taisho shareholders by Teva-Kowa Pharma since the closing of this transaction has brought Teva-Kowa Pharma’s holdings in Taisho to approximately 74% as of February 11, 2010. Taisho manufactures and markets a portfolio of over 200 generic products to pharmacies, clinics, hospitals and wholesalers, through a well-established sales and marketing force. Taisho had revenues of over $130 million for the twelve months ended September 30, 2009. We believe that this acquisition of a controlling interest in Taisho will further advance Teva-Kowa Pharma in its strategic objective to become the provider of choice of high-quality affordable generic medicine in the Japanese market, supporting the Japanese government’s initiative to increase the use of generic pharmaceuticals.

Lonza

On January 20, 2009, we signed a definitive agreement with Lonza Group Ltd. to establish a joint venture to develop, manufacture and market a number of affordable, effective and safe generic equivalents of a selected portfolio of biologic pharmaceuticals. The joint venture, TL Biopharmaceuticals AG, began its collaboration and joint research and development in May 2009.

OncoGenex Pharmaceuticals

In December 2009, Teva and OncoGenex Pharmaceuticals, Inc. entered into a global license and collaboration agreement to develop and commercialize OGX-011, a Phase III cancer therapy designed to inhibit cancer treatment resistance. Teva and OncoGenex are expected to collaborate on a global Phase III clinical program, with two Phase III clinical trials expected to be initiated in 2010. As part of this transaction, we also agreed to purchase shares in OncoGenex.

Under the terms of the collaboration and share purchase agreements, we paid OncoGenex an initial cash payment of $60 million, which included the equity investment in OncoGenex common stock and the upfront payment and prepayment for OncoGenex’s contribution to the development costs of OGX-011. OncoGenex will be eligible to receive up to $370 million in additional cash payments upon the achievement of various milestones, including regulatory milestones and sales targets. In addition, OncoGenex will receive tiered royalties on sales of the product, with the royalty percentage ranging from the mid-teens to the mid-twenties, depending upon the amount of net sales.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net sales, and the percentage change for each item as compared to the previous year.

	Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2009	2008	2007	2009-2008	2008-2007
	%	%	%	%	%
Net sales	100.0	100.0	100.0	25	18
Gross profit	53.0	53.8	51.8	23	22
Research and development expenses	5.8	7.1	6.2	2	35
Selling and marketing expenses	19.3	16.6	13.4	45	46
General and administrative expenses	5.9	6.1	6.8	23	5
Acquisition of research and development in process	0.1	12.6	—	(98)	N/A
Legal settlements, impairment, restructuring and acquisition costs	4.6	1.1	—	415	N/A
Operating income	17.3	10.3	25.4	110	(52)
Financial expenses—net	1.5	3.1	0.9	(41)	279
Income before income taxes	15.8	7.2	24.5	175	(65)
Provision for income taxes	1.2	1.6	4.1	(10)	(52)
Share in losses of associated companies—net	0.2	*	0.1	3,200	(67)
Net income attributable to non-controlling interests	*	0.1	*	(33)	500
Net income attributable to Teva	14.4	5.5	20.3	228	(68)

*	Less than 0.05%.

Formerly, we reported two operating segments, our pharmaceutical business and our active pharmaceutical ingredients (“API”) business. These two segments were managed separately. In 2009, following the acquisition of Barr at the end of 2008, we re-evaluated our organizational structure under a notion of “One Teva” with functional based units of a front-end (products offerings) and back-end (operations and R&D) unified organization. Accordingly, API is no longer managed separately and is now managed under the pharmaceutical business. Following such changes, we reassessed our operating segments and concluded that Teva has one operating segment.

Sales—General

Sales by Geographical Areas

						Percent Change
Sales for the Period	2009	2008	2007	% of 2009	% of 2008	2009 from 2008	2008 from 2007
	U.S. dollars in millions
North America	8,585	6,413	5,428	62%	58%	34%	18%
Europe*	3,271	2,976	2,645	23%	27%	10%	13%
International	2,043	1,696	1,335	15%	15%	20%	27%

Total	13,899	11,085	9,408	100%	100%	25%	18%

*	All members of the European Union as well as Switzerland and Norway.

Sales by Product Line

						Percent Change
Sales for the Period	2009	2008	2007	% of 2009	% of 2008	2009 from 2008	2008 from 2007
	U.S. dollars in millions
Generics and other	9,340	7,719	7,024	67%	70%	21%	10%
Innovative: Copaxone® and Azilect®	2,665	1,922	1,031	19%	17%	39%	86%
Specialty respiratory products	898	778	742	6%	7%	15%	5%
API	565	603	561	4%	5%	(6)%	7%
Proprietary women’s health products	357	—	—	3%	NA	NA	NA
BioGenerics	74	63	50	1%	1%	18%	27%

Total	13,899	11,085	9,408	100%	100%

Sales

North America

In 2009, our sales in North America amounted to $8,585 million, an increase of 34% over 2008. The growth in sales was attributable to:

•	The first time inclusion of the Barr products, including its line of women’s health products;

•

The launch of new generic products, the most significant of which were the generic versions of Adderall® (amphetamine mixed salts) pursuant to an agreement with Shire Plc, Eloxatin® (oxaliplatin solution for injection) and Ortho Tri-Cyclen® Lo (ethinyl estradiol and norgestimate), which we sold under our own brand—Tri-Lo Sprintec®. We launched Tri-Lo Sprintec® in 2009 and reached a subsequent agreement with Ortho-McNeil Janssen Pharmaceuticals, Inc. to cease sales until December 31, 2015 or earlier in certain circumstances;

•	The launch of 16 other new generic products in the U.S. (a total of 19), as described above under “Item 4: Information on the Company—Product Offering—Generic Products—North America;”

•

Strong sales of Lotrel® (amlodipine benazepril), which was initially launched in the second quarter of 2007; Protonix® (pantoprazole), which was initially launched in the fourth quarter of 2007; Yasmin® (drospirenone and ethinyl estradiol marketed by Teva as Ocella®), which Barr launched in the second quarter of 2008 pursuant to an agreement with Bayer AG and Pulmicort® (budesonide inhalation), which was initially launched in the fourth quarter of 2008 and relaunched in December 2009 pursuant to a settlement agreement with Astra Zeneca;

•

Growth of generic sales were offset in part by the decreased sales of Lamictal® (lamotrigine), Wellbutrin XL® (buproprion 150mg) launched pursuant to an agreement with Anchen Pharmaceuticals Inc. and Impax Laboratories, Inc. and Risperdal® (risperidone) which lost exclusivity in 2008, as well as decreased sales of other previously sold products;

•

Continued growth in sales of Copaxone®, which increased in-market sales by $534 million in 2009. We benefited from record in-market sales of Copaxone® in the U.S. due to price increases and, to a lesser extent, volume growth, as well as the full year impact of the takeover of distribution activities from sanofi-aventis;

•

Increased sales of ProAir™, which grew by 35% over 2008, driven by a full year effect of the CFC to HFA conversion, continued strong market share and a significant flu season, as well as 22% growth in Qvar®, our inhaled corticosteroid; and

•	Increased in-market sales of Azilect®, which grew by 49% over 2008.

In 2009, following the Barr acquisition, we expanded our leadership position in the U.S. both in total prescriptions and new prescriptions, with total generic prescriptions increasing from approximately 475 million in 2008 to approximately 599 million in 2009 after the Barr acquisition, representing 22% of total U.S. generic prescriptions. We expect that our U.S. market leadership will continue to increase as a result of our ability to introduce new generic equivalents for brand-name products on a timely basis, our emphasis on regulatory compliance and customer service, the breadth of our product line and our cost-effective production.

We expect that our revenue stream in North America will continue to be fueled by our strong U.S. generic pipeline, which, as of February 5, 2010, had 216 product registrations awaiting FDA approval (including some products through strategic partnerships), including 43 tentative approvals. Collectively, the branded versions of these 216 products had U.S. sales in 2009 exceeding $113 billion. Of these applications, 140 were “Paragraph IV” applications challenging patents of branded products. We believe we are the first to file with respect to 89 of these products, the branded versions of which had U.S. sales of more than $55 billion in 2009. IMS reported branded product sales are one of the many indicators of the potential future value of a launch, but equally important is the mix and timing of competition, as well as cost-effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture.

In Canada, in local currency terms, we increased our sales in 2009. However, the 7% decline of the Canadian dollar against the U.S. dollar caused our U.S. dollar sales to remain flat as compared to 2008. In Canada, as of December 31, 2009, we had 67 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had Canadian sales in 2009 of approximately $4.2 billion.

On July 31, 2009, Teva and the FDA entered into a consent decree with respect to the operations of Teva Animal Health. As a result of the consent decree, the FDA mandated that all Teva Animal Health products be recalled and all finished goods inventory be disposed of. Such activities have resulted in a write-off of $82 million, consisting primarily of inventory and recall reserves, as well as an impairment of certain fixed assets and intangibles related to the closure of the Fort Dodge facility. Remediation of the remaining facilities is expected to continue in 2010. There have not been any sales by Teva Animal Health since August 2009. As of December 31, 2009 we had $112 million of intangible assets and fixed assets relating to acquired product rights of Teva’s U.S. Animal Health products line. Due to the inherent uncertainties relating to the future ability of Teva Animal Health to produce and sell its products, the impairment of the above assets is monitored periodically. In 2009, sales of Teva Animal Health in the U.S. amounted to $24 million. Teva’s Animal Health sales in the U.S. for 2008 were approximately $85 million.

In 2008, our sales in North America amounted to $6,413 million, representing an increase of 18% over 2007. The increase in sales was attributable to:

•

The launch of four significant new generic products with exclusivity: generic versions of Lamictal® (lamotrigine), Wellbutrin XL® (bupropion 150 mg), Pulmicort® (budesonide) and Risperdal® (risperidone);

•	The launch of 24 other new products in the U.S.;

•	The continuation of strong sales of Protonix® (pantoprazole), which was initially launched late in the fourth quarter of 2007;

•	Continued growth in sales of Copaxone®, which increased in-market sales by 28% over 2007;

•	Increased sales of Azilect®, which grew by 19% over 2007; and

•	Increased sales of ProAir™, which grew by 13% over 2007.

Europe

Total sales in Europe in 2009 amounted to $3,271 million, an increase of 10% compared to 2008, despite the negative impact of European currencies against the U.S. dollar. In local currency terms, we increased our sales 22%. The main contributors to this increase was the first time inclusion of sales from Barr’s European subsidiary, Pliva (mainly in Germany, Poland, and the Czech Republic), a full year of generic sales in Spain (following our acquisition of Bentley in July 2008), strong sales in France, as well as an increase in the sales of Copaxone® and Azilect®. During 2009, most European currencies declined in value against the U.S. dollar (on an annual average compared to annual average basis).

Our 2009 European results were impacted by pricing pressure from governmental action and pharmaceutical buying groups. Certain European governments, which view generics as an opportunity to lower healthcare costs significantly, pursued various reforms in 2009. In the U.K., the government initiated the next stage of its reform of pharmacy remuneration, which resulted in further price reductions of generic products. Price levels for generic pharmaceuticals in Germany were adversely affected by the on-going implementation of a tender system. France had some of the lowest pharmaceutical prices in the region largely due to aggressive pharmacist buying groups and to the government’s efforts to control healthcare costs by imposing significant price decreases. The tender like system introduced in the Netherlands gave pharmaceutical companies an incentive to reduce prices by becoming exclusive suppliers to health insurers for a six-month to one-year period. In the Czech Republic, new governmental reforms reduced the reimbursement level of low-priced products in favor of high-priced new products, resulting in a shift of demand to newer and more expensive pharmaceuticals.

Among the most significant products we sold in Europe in 2009 were generic versions of the following branded products (listed in the order of launch): Vancenase® (beclomethasone dipropionate), Losec®/Prilosec® (omeprazole), Ventolin® (salbutamol sulfate), Neurontin® (gabapentin), Eloxatin® (oxaliplatin), Casodex® (bicalutamide), Rhinocort® (budesonide), Effexor® (venlafaxine HCl), Protonix® (pantoprazole sodium), Temesta® (lorazepam), Dostinex®/Cabaser® (cabergoline), Camptosar® (irinotecan HCl), Neupogen® (filgrastim), Gemzar® (gemcitabine HCl), Femara® (letrozole), Plavix® (clopidogrel hydrobromide), and Hyzaar® (losartan potassium/HCTZ).

During 2009, we received 1,035 generic approvals in Europe relating to 164 compounds in 324 formulations, including 12 European Commission (or EMEA) approvals valid in all EU member states. In addition, we have the broadest generic pipeline in Europe with approximately 3,143 marketing authorization applications pending approval in 30 European countries, relating to 241 compounds in 485 formulations, including nine applications pending with the EMEA. During the course of 2009, we continued to register products in the European Union, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure. During 2009, the European Commission (EC) adopted the opinion of the committee for medicinal products for human use (CHMP) and granted us Europe-wide marketing authorizations for clopidogel bisulphate, irbesartan, irbesartan/hydrochlorothiazide, lamivudine, nevirapine, repaglinide, ribavarin, rivastigmine, sildenafil and topotecan. In addition, the CHMP adopted positive opinions (subject to ratification by the EC) recommending the granting of Europe-wide marketing authorizations for telmisartan, temozolomide and docetaxel.

Teva Europe’s market position in key markets nevertheless grew or remained strong, despite this increasingly challenging competitive environment. Highlights for 2009 in Europe included:

•

France: We continued to experience significant growth in sales in France, both for our generic products and respiratory products. In 2009, the retail market in France for the existing, or “base”, products remained unchanged and the market growth was achieved from the introduction of new products. Teva remained the third largest generic pharmaceutical company in France, but with a slight increase in our market share.

•

Germany: Sales in Germany increased in 2009 primarily as a result of the inclusion of Pliva’s sales. Germany became one of our main markets in Europe. We had strong sales in the retail branded market as well as sales in the hospitals market. As a result of legislative changes introduced in 2007 favoring the use of tenders, two distinguishable generic markets in Germany emerged: a branded market and a tender-based generic market with a very competitive pricing environment. In the tender-based generic market, state health insurers may enter into direct rebate agreements with multiple pharmaceutical manufacturers, or enter in direct agreements with pharmaceutical manufacturers through portfolio contracts. Under this tender-based system, pharmacists are obliged to dispense products of pharmaceutical manufacturers that hold such rebate contracts with the patient’s health insurer, except in cases where the physician has specifically ruled out substitution. While we experienced pricing pressure from the tender system, we benefited from some of the brand products that Pliva had introduced into the German market.

•

Hungary: The decline of the Hungarian forint against the U.S. dollar caused our U.S. dollar sales to decrease in 2009. In local currency (Hungarian forint) terms, we increased our sales in 2009 and maintained our market share. In 2009, we were the third largest generic company. Government measures to manage the budget deficit are ongoing, and in 2009 included measures to manage pharmaceutical spending by reducing reimbursement and publishing quarterly reimbursement price lists.

•

Italy: As a result of regulations effective from May 2009 until year end, aimed at reduction of prices and regulation of rebates, we reduced prices of our products and consequently witnessed a decrease in our sales, as well as a decline in our market share. Despite these measures we were the leading generic company in Italy in 2009.

•

Netherlands: In the Netherlands, where we are the leading generic company, our sales decreased due to the exchange rate effect. We increased our respiratory product sales and grew our generic market share, despite a new expanded tender like system, as detailed in “Item 4: Pharmaceutical—Product Offering—Generic Products—Europe.” In local currency terms sales increased.

•

Poland: Increased sales in Poland in 2009 were mainly attributable to the addition of sales from Pliva. In 2009, we became the third-largest generic pharmaceutical company in Poland in terms of retail sales, and maintained our leading position in terms of OTC sales.

•

Spain: We built on our mid 2008 acquisition of Bentley to increase sales and establish our position in the Spanish market. Our market share increased during 2009, as Teva became the third-largest generic pharmaceutical company in Spain in terms of sales.

•

U.K.: In the U.K., where we are the largest pharmaceutical company in terms of sales. In 2009, sales in U.S. dollar terms decreased due to the exchange rate effect. We recorded an increase in sales in local currency terms despite unfavorable market conditions, including reduced reimbursement by the government and price pressure due to competition. We increased our sales of generic and respiratory products. The increase of our respiratory sales was due to higher sales of HFA-based products, which was partly offset by erosion and the phase-out of CFC-based inhalers. The CFC phase-out continued during 2009; however, approximately 20% of the patients previously using CFC inhalers continue to use them.

Total sales in Europe in 2008 amounted to $2,976 million, an increase of 13% compared to 2007, reflecting higher generic sales in Spain following our acquisition of Bentley in July 2008, France, Italy and Hungary, as well as an increase in the sales of Copaxone® and Azilect®. In 2008:

•	France: We continued to experience significant growth in sales in France, outperforming market growth and reaching a market share of approximately 10%.

•	Germany: Sales in Germany increased in 2008.

•	Hungary: Despite continuing price decreases, we maintained our market share and slightly increased sales.

•	Italy: We increased sales in the generic market as a result of new product launches and an agreement with a leading wholesaler.

•	The Netherlands: We increased our market share to 34% of the generic market in the Netherlands.

•	Spain: As a result of our mid-2008 acquisition of Bentley, our retail generic market share increased to nearly 10% by the end of the year.

•	U.K.: We recorded a decrease in sales as well as slight decrease in sales in local currency terms due primarily to unfavorable market conditions.

International

Our International group includes all countries other than the U.S., Canada, EU member states, and other Western European countries. Our sales in these countries reached an aggregate of $2,043 million in 2009, an increase of 20% as compared to 2008. In local currency terms, sales grew by 32%. Approximately 37% of our International sales were generated in Latin America, 24% in Israel, 25% in Russia and other Eastern European markets and 14% in all other markets.

In most international markets, our products are marketed and sold as branded generics. Sales of branded generic products usually generate higher gross margins but also involve considerably higher marketing expenditures than do non-branded generic products (such as those sold in the United States and certain Western European countries).

During 2009, 152 new products were launched in the International group. Among the most significant products we sold in the International markets were: Copaxone®, Zithromax® (azithromycin), Alfa DR (alfacalcidol), Advil® (ibuprofen), Mucinex® (guaifenesin) , Beclovent® (beclomethasone), Tylenol® (paracetamol), Trasylol® (aprotinin), L-carnitine® (carnitine), Tantum® (benzydamine HCL), Tegretol® (carbamazepine), and Intron A® (interferon Alfa-2B). In Latin America, sales grew 8% over 2008 sales in U.S. dollar terms and by 15% in local currency terms. We increased our market share in Mexico and maintained our market share in all other Latin American markets. In Argentina and Mexico, sales increased due to both unit growth and a rise in prices.

Sales in our International group during 2008 amounted to $1,696 million, an increase of 27% compared to 2007.

In Eastern Europe, sales grew by 11% in local currency terms in 2009. During the year we successfully integrated Pliva, primarily in countries such as Russia and Croatia. Market shares in most major markets in Eastern Europe were increased or maintained during 2009, despite the global economic environment. In Croatia, following the Barr acquisition, we became one of the leading generic companies in the market. In March 2009, according to the new national reimbursement list, prices were reduced. In Russia, our sales nearly doubled, mainly due to the Barr acquisition but also due to growth in sales of generics, mainly antibiotics.

Sales in Israel increased mainly due to the increase of revenue from the distribution of third-party products and medical device sales. Azilect® was approved to be included in the Israeli national list of registered drugs for 2010.

On January 29, 2009, we sold our Israeli animal health product line to Phibro Animal Health Corporation for total consideration of approximately $47 million.

Global Branded Products

Innovative Products:

Copaxone®. In 2009, Copaxone® continued to be the leading multiple sclerosis therapy in the U.S. and globally. Global in-market sales grew by 25% over 2008, reaching $2.83 billion. Price increases, offset by negative currency effects, accounted for 13% of the increase, and unit growth accounted for the remainder. Sales also increased substantially in Europe due to unit growth.

U.S. in-market Copaxone® sales increased 39% to $1,917 million, and non-U.S. in-market sales increased by 3% to $909 million, compared to 2008. Growth in U.S. sales of Copaxone® was driven by price increases in January and April and to a lesser extent by increases in unit sales, whereas the increase in sales outside the U.S. was driven primarily by unit growth, partially offset by adverse currency effect. In local currency terms, in-market sales outside the U.S. grew by 12%. Markets outside the U.S. with substantial unit growth included Germany, Italy, Spain, U.K., and Turkey. U.S. sales accounted for 68% of global Copaxone® sales in 2009, compared with 61% in 2008.

In April 2008, we assumed the distribution of Copaxone® in the U.S. and Canada from our partner, sanofi-aventis. Under the terms of our agreements with sanofi-aventis, sanofi-aventis is entitled to receive payment from us of previously agreed-upon termination consideration of 25% of the in-market sales in the U.S. and Canada through March 31, 2010, which is recorded under selling and marketing expenses. Sanofi-aventis also ceased sharing our Copaxone® sales and marketing expenses in North America that were recorded against selling and marketing in previous quarters. This change has resulted in increases in our net sales, gross profit and gross profit margin as well as an increase in selling and marketing expenses, resulting in a minimal negative effect on operating income in 2009.

We have an additional collaborative agreement with sanofi-aventis for the marketing of Copaxone® in Europe and other markets. Under the terms of this agreement, Copaxone® is co-promoted with sanofi-aventis in Germany, the U.K., France, Spain, the Netherlands and Belgium and is marketed solely by sanofi-aventis in the rest of the European markets, Australia and New Zealand. Commencing in 2009 and to a greater extent by 2012, we are gradually assuming marketing responsibilities for Copaxone® in territories covered under this additional agreement. Sanofi-aventis is entitled to pre-specified residual payments for a period of two years, following a pattern similar to that under the North America agreement described above, but with substantially lower payments.

To date, Copaxone® has been approved for marketing in 52 countries worldwide, including the U.S., Canada, Israel, all EU countries and other countries. U.S. market shares in terms of new and total prescriptions were 36.9 % and 38.6%, respectively, according to December 2009 IMS data.

In 2008, in-market global sales of Copaxone® amounted to $2.26 billion, an increase of 32% over 2007. U.S. sales in 2008 accounted for 61% of global sales of Copaxone®. The growth of in-market sales of Copaxone® in the U.S. in 2008 also reflected the impact of two price increases of 12.5% and 9.9%.

Azilect®. Azilect® (rasagiline tablets), our once-daily treatment for Parkinson’s disease, continued to establish itself in the U.S. and Europe. Global in-market sales in 2009 reached $243 million compared to $175 million in 2008, an increase of 39%. The increase in sales is attributable primarily to a global volume growth and to a lesser extent due to price increases in the U.S. Azilect® also benefited from, increased sales outside the U.S., mainly in Spain and Italy as well as in Turkey. In local currency terms, in-market sales of Azilect® grew 44%. Azilect® is now approved for marketing in 45 countries.

Respiratory Products. Our global respiratory product portfolio recorded a 15% increase in sales in 2009, reaching a record $898 million. Not included in this figure are our sales in the U.S. of budesonide, which were reported as part of our generic drug sales. Sales in the U.S. grew to $568 million, a 30% increase over 2008, driven by greater sales of ProAir™ (albuterol HFA), which maintained its market leadership with an average market share of 57% in the fourth quarter of 2009, in the short-acting beta agonist (SABA) market, and higher sales of Qvar®, which increased its market share in the U.S. and is now second in terms of new and total prescriptions in the inhaled corticosteroid category.

In Europe, increased sales in local currencies in France of 29% and in the U.K. 9% were offset by the decrease in sales of CFC products compared to 2008. Sales of Qvar® increased in the main markets in Europe as well, most notably in the U.K.

All of our asthma products sold in Europe (except for beclomethasone in the U.K.) and in the U.S. are free of CFC propellants, which are being phased out worldwide under the Montreal Protocol, a 1987 international treaty to eliminate the production and use of ozone-depleting chemicals, and which may not be sold in the U.S. after December 31, 2008. Our current inhaler products contain the ozone-friendly propellant hydrofluoroalkane (HFA) in place of CFC.

Women’s Health. Our women’s health business reached sales of $357 million, an increase of 12% from $319 million sold by Barr in 2008. Sales of all promoted products increased in 2009. These sales figures represent proprietary women’s health products only, and include different products than the sales reported by Barr as its overall proprietary sales. In 2009, our original two-pill dosage emergency contraception product, Plan B® , encountered generic competition. We have since refocused our marketing efforts on Plan B® One-Step, a single pill dosage version of this emergency contraceptive.

Biogenerics and Biopharmaceuticals. During 2009, sales of biosimilar pharmaceuticals reached $74 million, as compared with $63 million in 2008 and $50 million in 2007. Over 60% of the sales in 2009 were from products sold in U.S. and European markets, whereas most of sales in 2008 were from sales outside the U.S. and Europe. We currently sell human growth hormone in the U.S. and granulocyte colony stimulating factor (GCSF) in Europe and intend to launch additional biopharmaceutical products in the coming years in the U.S., European and International markets.

Following the September 2008 grant of marketing authorization by the European Commission’s Directorate General for Enterprise and Industry for our GCSF product, we launched our biosimilar GCSF under the brand name TevaGrastim® in several EU countries, including the U.K., Germany, Portugal and Greece. We expect to launch it in additional EU and International markets over time. In December 2009, we submitted a Biologic License Application (BLA) for this product with the U.S. FDA. The brand product, Neupogen® filgrastim, had sales of $1.3 billion globally in the twelve months ended September 30, 2009. On February 2, 2010, the FDA accepted our BLA filing for this product. Our proposed trade name for the product is Neutroval™.

In January 2009, we signed a definitive agreement with Lonza Group Ltd., the world’s largest producer of biological API, to establish a joint venture to develop, manufacture and market a number of affordable, effective and safe generic equivalents of a selected portfolio of biologic pharmaceuticals. The joint venture, TL Biopharmaceuticals AG, began research and development activities in May 2009.

It is expected that the biopharmaceutical market will make up nearly 23% of the total pharmaceutical market by 2014, up from 17% in 2008, reflecting an anticipated compound annual growth rate of 8% for the period, as compared to a compound annual growth rate of 1% for small molecule pharmaceuticals. In addition, during the next 10 years, products constituting over 85% of current biopharmaceuticals sales may face biosimilar competition.

Active Pharmaceutical Ingredient (API) Sales to Third Parties

API sales to third parties in 2009 amounted to $565 million, a decrease of 6% compared to 2008. The decrease in third party sales is mainly in the European and North American markets, and partly offset by higher sales in our International markets.

The business environment for third party sales remained very competitive in 2009, with the main factors being the ongoing consolidation of customers and competitors. Sales of active pharmaceutical ingredients to third parties in 2008 amounted to $603 million, an increase of 7% over 2007.

Other Income Statement Line Items

Gross Profit

In 2009, gross profit amounted to $7,367 million, an increase of 23%, or $1,399 million compared to 2008. The higher gross profit was mainly a result of our higher sales.

Gross profit margins were 53.0% in 2009, compared with 53.8% in 2008 and 51.8% in 2007. The lower margins in 2009 reflect higher inventory step-up expenses and higher amortization of product rights in connection with the Barr acquisition.

Inventory step-up expenses in 2009 were $302 million related to the Barr acquisition, compared with $5 million in 2008 related to the Bentley acquisition. Amortization of product rights under the “cost of sales” reached $450 million in 2009, compared with $152 million in 2008.

The decrease in gross profit margins was partially offset by the assumption of the distribution activities of Copaxone® in North America, as well as a favorable product mix, many of which are vertically integrated. In addition, changes in foreign exchange rates had a negative impact on our gross profit and also a negative effect on our sales, resulting in a favorable impact on our gross margin.

Research and Development (R&D) Expenses

Net R&D spending for 2009 grew by 2% over 2008 and reached $802 million. As a percentage of sales, R&D spending decreased from 7.1% in 2008 to 5.8% in 2009, due to cost savings and synergies from the integration with Barr as well as an increase in third parties’ participation in R&D.

In 2009, we recorded increases in R&D spending in generic R&D activities as well as in our branded R&D, including research and development of respiratory projects and of women’s health products following the Barr acquisition. Approximately 63% of our 2009 R&D expenditures were for generic R&D, and the balance was for our innovative products, respiratory products, women’s health products and biogenerics.

The Teva-Lonza joint venture commenced activities in 2009. In connection with the joint venture, Teva was reimbursed $59 million for related R&D efforts incurred both prior to the formation of the joint venture and following its formation as part of the joint activity. This reimbursement has been recorded as a reduction in research and development expenses. The Teva share in the joint venture’s expenses—approximately $30 million —is reflected in the income statement under “share in losses of associated companies—net.”

In 2009, expenses recovered from third parties that were recorded as a reduction to R&D significantly increased as compared to 2008. These were mainly due to reimbursements associated with the Teva-Lonza joint venture as well as other third party reimbursements and grants for certain R&D efforts.

Taking into account R&D expenditures included in joint ventures, as well as third party participations in our R&D efforts, our gross R&D expenditures in 2009 amounted to approximately 6.6% of sales.

Research and development expenses increased in 2008 to $786 million from $581 million in 2007, an increase of 35%.

Research and Development In-Process (IPR&D)

IPR&D expenses in 2009 were $23 million, attributable to the OncoGenex collaboration and share purchase agreement to develop and commercialize OGX-011, a Phase III cancer therapy designed to inhibit cancer treatment resistance. IPR&D write-offs in 2008 were $1,402 million and were attributable to the acquisitions of Barr, CoGenesys and Bentley. According to the new accounting rules, commencing 2009, only IPR&D purchased in an asset deal are expensed immediately.

Selling and Marketing (S&M)

S&M expenses in 2009 amounted to $2,676 million, an increase of 45% over 2008. As a percentage of sales, S&M expenses increased to 19.3% for 2009 from 16.6% for 2008. The increase is primarily due to the higher S&M expenses of certain parts of Barr’s businesses, higher net payments to sanofi-aventis due to our assumption of the distribution activities of Copaxone® in the U.S. and Canada as of April 1, 2008 (in 2009 we had four full quarters of payments to sanofi-aventis and in 2008 we had only three—an effect of approximately $196 million), as well as higher sales of Copaxone®, higher royalty payments regarding products sold in the U.S., primarily related to the re-launch of Pulmicort® (budesonide), Adderall XR® (amphetamine mixed salts), Yasmin® (drospirenone and ethinyl estradiol marketed as Ocella®), all partially offset by changes in foreign exchange rates that reduced our expenses in U.S. dollar terms.

The increase in the S&M expenses as a percentage of sales is primarily due to the our assumption of the distribution activities of Copaxone® in the U.S. and Canada as of April 1, 2008, a larger proportion of innovative and branded products in our overall sales, including respiratory products and women’s health care products, as well as branded generics in many of our international markets, which have higher associated selling costs.

S&M expenses in 2008 amounted to $1,842 million, an increase of 46% over 2007, and as a percentage of sales, S&M expenses increased to 16.6% for 2008 from 13.4% for 2007.

General and Administrative Expenses (G&A)

G&A expenses in 2009 amounted to $823 million compared with $669 million in 2008, an increase of 23% over 2008. The increase in G&A expenses is mainly due to the Barr acquisition, partially offset by synergies and expense control initiatives.

As a percentage of sales, G&A expenses decreased to 5.9% for 2009 from 6.0% for 2008. The decrease is primarily due to our expense control initiatives.

G&A expenses in 2008 amounted to $669 million, an increase of 5% over 2007, and as a percentage of sales, G&A expenses decreased to 6.0% for 2008 from 6.8% for 2007.

Legal Settlements, Impairment, Restructuring and Acquisition Costs

Legal settlements for 2009 include mainly settlements in connection with drug pricing lawsuits and intellectual property litigation.

Our 2009 results include restructuring expenses of $90 million, consisting principally of employee termination payments. These expenses relate to cost reduction initiatives to meet the challenges of our changing business environment and future opportunities. The cost reduction program included the closure of several manufacturing and R&D facilities and streamlining of staff functions and work force.

In February 2010, we announced that we had reached a settlement in principle to resolve claims brought by Ven-A-Care of the Florida Keys, Inc. on behalf of the United States, Texas, Florida, and California under federal and state False Claims Acts. Together with many other pharmaceutical manufacturers, Teva is named in numerous civil lawsuits that relate to drug price reporting by manufacturers in about 15 states. The cases, which are pending in federal and state courts, generally allege that the prices reported by pharmaceutical companies caused governments to pay inflated reimbursements for drugs under Medicaid or other programs. Teva denies the allegations. Upon execution of definitive settlement documents and certain government and court approvals, the settlement will resolve a lawsuit relating to federal contributions to all state Medicaid programs and claims of Texas, Florida, and California relating to their Medicaid programs. The settlement will eliminate the majority of the alleged damages asserted against us in the various drug pricing litigations. We recorded a charge of approximately $315 million in our fourth quarter, 2009 results. This charge includes both the settlement in principle and a reserve for the remaining drug pricing lawsuits to which we are a party.

Financial Expenses

In 2009, financial expenses amounted to $202 million, compared with expenses of $345 million during 2008. The 41% decrease in financial expenses is primarily attributable to net impairment of financial assets booked in 2008, partially offset by higher interest expenses and lower financial income. Our financing of the Barr acquisition increased our borrowing level and reduced cash levels, thereby increasing interest charges and reducing financial income.

In 2008, we had a write-down of $343 million in the carrying value of our portfolio of auction rate securities as a result of what was considered an other-than-temporary reduction of the fair market value of these securities. Those write-downs were partially offset by $100 million received in connection with a settlement agreement during 2008 with an institution related to our investment in auction rate securities. In addition to these items, financial expenses were impacted by a write-off of approximately $40 million of other financial assets to their fair market value in 2008. In 2009, we received $14 million in income from sales of securities from our portfolio of auction rate securities, partially offset by a write-down of $6 million in the carrying value of specific securities within this portfolio.

Tax Rate

The provision for taxes amounted to $166 million, or 8% of pre-tax income of $2,203 million in 2009. In 2008, the provision for taxes amounted to $184 million, or 23% of pre-tax income of $800 million. In 2007, the provision for taxes amounted to $386 million, or 17% of pre-tax income of $2,304 million. The lower tax rate in 2009 was primarily due to legal settlements, restructuring and impairment charges, which reduced pre-tax income in jurisdictions of subsidiaries whose tax rates are above Teva’s average tax rate. The higher tax rate in 2008 was mainly affected by a non tax-deductible write-off of in-process R&D related to the acquisitions of Barr and Cogenesys reduced Teva’s pre-tax income during the period.

The statutory Israeli corporate tax rate was 26% in 2009, compared to 27% in 2008 and 29% in 2007. This rate is currently scheduled to decrease as follows: to 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016. However, these decreases are expected to have a relatively small impact on our provision for taxes, as our effective consolidated tax rates have historically been considerably lower, because a major portion of our income is derived from “approved enterprises” in Israel (as more fully described in “Item 10: Additional Information—Israeli Taxation” below) and from certain locations outside of Israel, where we have enjoyed lower tax rates.

Most of our investments in Israel were granted approved enterprise status, which confers certain tax benefits. These benefits include a long-term tax exemption for undistributed income generated by such projects, and lower rates of tax on dividends distributed from other projects, the source of which is approved enterprise income, for the periods set forth in the law, as described in “Item 10: Additional Information—Israeli Taxation.” Concurrently, we enjoy investment-related and R&D-related tax incentives in many of our facilities around the world.

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including the constant changes in the products and geographical mix of our sales, the effect of any mergers and acquisitions as well as statute of limitations and settlements.

Net Income and Earnings Per Share

Net income attributable to Teva in 2009 was $2,000 million. Diluted earnings per share reached $2.23 in 2009, an increase of 197% compared to diluted earnings per share of $0.75 in 2008. Net income attributable to Teva totaled $609 million in 2008—a year in which we recorded research and development in-process write offs, as a result of the Barr, Bentley and CoGenesys acquisitions, as compared with $1,914 million in 2007, and diluted earnings per share amounted to $0.75 and $2.36 in 2008 and 2007, respectively.

During 2007, we spent $152 million to repurchase approximately 4 million of our shares at an average price of $34.73 per share, pursuant to an authorization in November 2006 by the board of directors to repurchase up to $600 million of our securities.

The share count used for the fully diluted calculation for 2009, 2008 and 2007 was 896 million, 820 million and 830 million shares, respectively.

During 2009, $965 million principal amount of convertible senior debentures were converted, comprised of: $412 million principal amount of our 0.5% convertible senior debentures due 2024 and $553 million principal amount of our 0.25% convertible senior debentures due 2024.

During 2008, $89 million principal amount of convertible debentures, acquired in connection with the Ivax acquisition, were converted.

2010 Known Trends

The following factors are expected to have an effect on our 2010 results:

•

Commencing April 1, 2010, we cease to make further payments to sanofi-aventis with respect to North American sales of Copaxone®, which to date have been equal to 25% of our Copaxone® North American in-market sales.

•

We expect significant variance between the first quarter and the rest of the year, resulting from the timing of our key business drivers during the year—new launches of Paragraph IV products in the U.S. market, the termination of Copaxone® royalty payments to sanofi-aventis described above, as well as our regular seasonality.

•	Amortization of approximately $470 million dollars recorded under the “cost of sales” line resulting from past acquisitions.

•	Net R&D expenses in the range of 6% and 6.5% of net sales.

•	Selling and marketing expenses in the range of 16% to 18%. This number does not include amortization of approximately $40 million.

•	General and administrative expenses are anticipated in the range of 5%-5.5% of sales.

•

In 2010, our financial expenses are expected to decline as a result of lower borrowing levels due to the debt reduction in 2009 and the higher cash level generated from expected positive cash flow in 2010. Financial expenses in 2010 are expected to reach a level of $150-$170 million.

•	In 2010, we expect to record share in losses of associated companies of approximately $40 million primarily arising from our joint venture with Lonza.

•	We believe that the fully diluted number of shares in 2010 should be approximately 925 million, and the add-back for the EPS calculation is expected to be $45 million.

Future acquisition could affect the above numbers.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the below:

In 2009:

•	$485 million in charges relating to amortization of purchased intangible assets;

•	$434 million expenses relating to legal settlements;

•	$302 million in charges relating to inventory step-up;

•	$110 million in charges relating to impairment of long lived assets;

•	$94 million of restructuring and acquisition costs;

•	$23 million related to purchased in-process R&D, in connection with the OncoGenex collaboration agreement;

•	$6 million in charges relating a credit loss impairment of financial assets;

•	$14 million in income relating to the sale of auction rate securities;

net of corresponding tax effect of $411 million.

In 2008:

•	$1,402 million related to a write-off of in-process R&D, which was primarily in connection with the acquisitions of Barr and CoGenesys;

•	$375 million in charges relating to other than temporary impairment of financial assets (mainly auction rate securities);

•	$180 million charges related to amortization of purchased intangible assets;

•	$107 million in charges relating to impairment of intangible and fixed assets;

•	$100 million income in connection with a settlement agreement with an institution related to Teva’s auction rate securities;

•	$17 million expenses relating to five different legal settlements, partially offset by income received from an additional settlement;

•	$5 million in charges relating to an inventory step-up;

net of corresponding tax effect of $102 million.

The data so presented—after these exclusions—are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed “work plans” for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements, including principally settlements in connection with intellectual property lawsuits, purchase accounting adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

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

	Year Ended December 31,			Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2009	2008	2007	2009	2008	2007	2009-2008	2008-2007
	U.S. dollars and shares in millions (except per share amounts)%				%	%	%	%
Supplemental non-GAAP income data:
Net sales	13,899	11,085	9,408	100.0	100.0	100.0	25	18
Gross profit	8,119	6,125	5,027	58.4	55.3	53.4	33	22
Operating income	3,853	2,856	2,616	27.7	25.8	27.8	35	9
Income before income taxes	3,643	2,786	2,525	26.2	25.1	26.8	31	11
Provision for income taxes	577	286	436	4.2	2.6	4.6	102	(34)
Net income attributable to Teva	3,029	2,493	2,085	21.8	22.5	22.2	22	20
Diluted earnings per share	3.37	3.03	2.57				11	18
Weighted average number of shares	912	837	830

For 2009 and 2008, the difference between the reported and the non-GAAP diluted weighted average number of shares represents potential dilution of convertible senior debentures, which had an anti-dilutive effect on the reported earnings per share while being dilutive on the non-GAAP basis.

The below table provides a reconciliation of our U.S. GAAP reported results and these supplemental non-GAAP data:

	Year Ended December 31,
	2009	2008	2007
	U.S. dollars in millions (except per share amounts)
Reported net income attributable to Teva	$2,000	$609	$1,914
Acquisition of research and development in process	23	1,402	—
Inventory step-up	302	5	—
Impairment of assets	110	107	—
Restructuring and acquisition costs	94	—	—
Legal settlements	434	17	—
Settlement with an institution relating to auction rate securities	—	(100)	—
Impairment of financial assets-net	(8)	375	—
Amortization of purchased intangible assets	485	180	221
Related tax effect	(411)	(102)	(50)

Non-GAAP net income	$3,029	$2,493	$2,085

Diluted earnings per share:
Reported ($)	2.23	0.75	2.36
Non-GAAP ($)	3.37	3.03	2.57
Add back for diluted earnings per share calculation:
Reported ($)	1	5	47
Non-GAAP ($)	43	46	47

For 2009 and 2008, the difference between the add back for diluted earnings per share calculations represents potential dilution of convertible senior debentures, which had an anti-dilutive effect on the reported earnings per share while being dilutive on the non-GAAP basis.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, pound sterling, Hungarian forint, Israeli shekel, Canadian dollar and Russian ruble) affect our results. During 2009, the main currencies relevant to our operations declined in value against the U.S. dollar: the pound sterling by 15%, the Hungarian forint by 15%, the euro by 5%, the Russian ruble by 22%, the Polish zloty by 23%, the Israeli shekel by 9%, and the Canadian dollar by 7% (on an annual average compared to annual average basis).

The devaluation of non-U.S. currencies during 2009 in comparison with 2008 negatively impacted overall sales by approximately 4% of 2009 sales. We also recorded lower expenses due to these currency fluctuations and, as a result overall, changes in the exchange rates had negligible negative effect on our operating income (approximately 1.5% of 2009 operating income) and net income.

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

Revenue Recognition and Sales Reserves and Allowances (“SR&A”)

Revenue is recognized generally when title and risk of loss for the products is transferred to the customer. Provisions for sales reserves and allowances are established concurrently with the recognition of revenue. Accordingly, and in compliance with accounting guidance which relates to customer payments and incentives, reported net sales is presented net of those deductions. These provisions primarily relate to sales of pharmaceutical products in the North American marketplace, principally the United States.

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

Chargebacks. We have arrangements with various third parties, such as managed care organizations and drug store chains, establishing prices for certain of our products. While these arrangements are made between us and the customers, the customers independently select a wholesaler from which they purchase the products. Alternatively, certain wholesalers may enter into agreements with the customers, with our concurrence, which establishes the pricing for certain products which the wholesalers provide. Under either arrangement, we will issue a credit (referred to as a “chargeback”) to the wholesaler for the difference between the invoice price to the wholesaler and the customer’s contract price.

Provisions for chargebacks are the largest single component of our SR&A process, involving estimates of contract prices across in excess of 1,000 products and multiple contracts with multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion with an increase or decrease in sales.

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

Returns. Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns. We record a reserve for estimated sales returns in accordance with the “Revenue Recognition When Right of Return Exists” FASB pronouncement. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2009 and 2008 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

Shelf Stock Adjustments. The custom in the pharmaceutical industry is generally to grant customers a shelf stock adjustment based on the customers’ existing inventory contemporaneously with decreases in the market price of the related product. The most significant of these relate to products for which an exclusive or semi-exclusive period exists. Provisions for price reductions depend on future events, including price competition, new competitive launches and the level of customer inventories at the time of the price decline. We regularly monitor the competitive factors that influence the pricing of our products and customer inventory levels and adjust these estimates where appropriate.

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

Sales reserves and allowances (SR&A) for third-party sales of pharmaceutical products to U.S. customers at December 31, 2009 and 2008 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 90% of our total sales reserves and allowances as of December 31, 2009, with the balance primarily in Canada and the U.K.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2007	$96	$700	$222	$637	$1,655
Provisions related to sales made in current year period	213	3,022	155	1,508	4,898
Provisions related to sales made in prior periods	(4)	20	(10)	(32)	(26)
Credits and payments	(189)	(2,758)	(107)	(1,163)	(4,217)
Barr’s purchase accounting	15	106	116	144	381

Balance at December 31, 2008	$131	$1,090	$376	$1,094	$2,691

Provisions related to sales made in current year period	286	3,649	239	2,088	6,262
Provisions related to sales made in prior periods	(3)	6	(33)	6	(24)
Credits and payments	(291)	(3,714)	(170)	(1,915)	(6,090)

Balance at December 31, 2009	$123	$1,031	$412	$1,273	$2,839

Rebates & Other Sales Reserves and Allowances include rebates for both customer programs and government, shelf stock adjustments and other promotional programs. Rebates represent the majority of the reserve. Other sales reserves which were not rebates represented 1% and 6% of the total reserve balance on both December 31, 2009 and 2008, respectively, and 1% and 3% of the total provisions for the years ended December 31, 2009 and 2008, respectively.

Reserves for the year ended December 31, 2009 increased by approximately $148 million. Rebates and other sales reserves have increased by approximately $179 million. The increase is primarily related to growth in sales as well as product and customer mix.

Actual inventory on hand with our customers may be higher or lower due to differences between actual and projected demand. We monitor inventory levels to minimize risk of excess quantities. As is customary in the industry, we may provide additional incentives to wholesalers for the purchase of certain inventory items or in relation to wholesale trade shows. Revenue is recognized for sales associated with the incentives and launches, in accordance with the criteria in Staff Accounting Bulletin on revenue recognition: primarily whether the product ownership was transferred to the customer and whether provisions for sales deductions, such as chargebacks, returns, rebates, promotional and other incentives and price adjustments, can be reasonably estimated.

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

Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations.

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

Income derived from our tax exempt Approved Enterprises in Israel triggers tax payments only upon declaration of dividend from such income, except for income of an Approved Enterprise under the Strategic Investment Track, which is exempt upon distribution as well. We intend to permanently reinvest the amounts of tax exempt income and do not intend to declare dividend distributions from such income, except for income from our Approved Enterprise under the Strategic Investment Track. Therefore, no deferred taxes have been provided in respect of such tax exempt income. In addition, as we do not expect non-Israeli subsidiaries to distribute taxable dividends in the foreseeable future, we do not provide for related taxes.

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

Intangible assets consist mainly of marketing and other rights relating to products in respect of which an approval for marketing was provided by the FDA or an equivalent agency. Intangible assets are amortized mainly using the straight-line method over their estimated period of useful life. In conjunction with acquisitions of assets, mainly product rights, we allocate the purchase price based upon the relative fair values of the assets acquired and liabilities assumed. In connection with a business combination, amounts assigned to intangible assets are based upon fair value. We regularly assess whether indefinite life intangibles and goodwill have been impaired and will adjust the carrying values of these assets whenever events or changes in circumstances indicate that some or all of the carrying value of the assets may not be recoverable. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances of our businesses and products. Future events could cause us to conclude that impairment indicators exist and that the carrying values of our intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. No impairment losses relating to goodwill and indefinite life intangible assets have been recorded to date.

We evaluate the recoverability and measure the possible impairment of goodwill. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Our estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare, on an operating unit level, our estimate of fair value for such operating unit to the book value of the operating unit. If the book value of any of the operating units is greater than the estimate of its fair value, we would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. Such implied fair value is determined by allocating the fair value of the operating unit to all of the assets and liabilities of that unit as if the operating unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the operating unit. The excess of the fair value of the operating unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the operating unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

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

Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. In April 2009, the FASB amended the existing guidance on determining whether an impairment for investments in debt securities is other-than-temporary. Effective in the second quarter of 2009; if an other-than-temporary impairment exists for debt securities, we separate the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the noncredit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the noncredit loss portion is recorded as a separate component of other comprehensive income (loss).

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

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued a revised accounting pronouncement on “Business Combinations”. The new pronouncement provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Teva, this statement is effective, beginning January 1, 2009. The adoption of the new pronouncement could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under the old GAAP requirements, due to the changes described above.

In June 2009, the FASB updated accounting guidance relating to variable interest entities. As applicable to Teva, this will become effective as of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. As applicable to Teva, the adoption of the new guidance is not expected to have a material impact on the consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. Teva is currently evaluating the impact that the adoption would have on its consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

As applicable to Teva, this will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to Teva, the adoption of the new guidance is not expected to have a material impact on its consolidated financial statements.

Liquidity and Capital Resources

On December 31, 2009, our working capital, which includes accounts receivable, inventories and other current assets net of SR&A, accounts payable and other current liabilities, amounted to $3.6 billion, compared to $3.9 billion at December 31, 2008.

Cash and cash equivalents, short term and long term investments increased by $0.4 billion, reflecting the cash generated during 2009 net of repayment of debt.

Total debt decreased by $2.8 billion during 2009. The decrease was mainly due to the repayment of the $1.75 billion short term loan in December 2008 for the purpose of funding the Barr acquisition and the conversion of $965 million of Teva’s convertible senior debentures due 2024. As a result, Teva’s financial leverage ratio decreased from approximately 34% at December 31, 2008 to approximately 23% at December 31, 2009. In 2009, Teva entered into separate bilateral revolving credit agreements with six banks under which an aggregate of $0.96 billion of committed financing was made available to Teva and certain of its subsidiaries. At December 31, 2009, no borrowings were outstanding under any of such facilities. In January 2010, Teva entered into a bilateral revolving credit facility with a seventh bank under which an additional $0.12 billion of committed financing was made available to Teva and certain of its subsidiaries.

Total equity on December 31, 2009 reached $19.3 billion, up by $2.9 billion from December 31, 2008. The increase represents: net income attributable to Teva of $2,000 million net of dividends paid of $528 million and $965 million due to the conversion of our 2024 senior convertible notes with the remainder mainly attributable to employee options and currency translation adjustments.

As of December 31, 2009, we held auction rate securities with a principal amount of $370 million, compared with $450 million held on December 31, 2008. The change resulted primarily from the sale of $80 million principal amount of such securities. As a result, the value at which we carry our auction rate securities at December 31, 2009 amounted to $75 million, which represents approximately 3% of our cash and marketable securities.

During 2009, days sales in inventory, which began the year at approximately 206 days, decreased to 182 days at the end of 2009. The primary reasons for the decrease are our efforts to improve the production planning process and the Barr-related inventory step-up provision booked in December 2008 which was expensed during 2009. The “days sales outstanding” (“DSO”) reached 48 days at December 31, 2009 compared with 51 days as of December 31, 2008 primarily due to currencies impact and do not reflect a meaningful trend. The DSO calculation is made on a net basis after netting out provisions for sales returns and allowances from account receivables in the amount of $2.9 billion for December 31, 2009 and $2.7 billion for December 31, 2008. A net DSO calculation is presented in order to facilitate a more meaningful comparison with similar calculations by our peers. The account payables days increased from 43 days in 2008 to 44 days in 2009.

Cash generated by operations for 2009 amounted to $3.37 billion, as compared with $3.23 billion in 2008, representing mainly the high net income generated during 2009 and decrease in working capital items which was partially offset due to payments of approximately $204 million of Barr integration-related expenses that are not reflected in the income statement according to purchase accounting. Investment in fixed assets in 2009 amounted to $719 million, an increase of 6%, compared to $681 million in the previous year. Depreciation in 2009 and 2008 represented 59% and 45% of the total investment in fixed assets, respectively. The increase reflects the higher cost basis being depreciated, due to the inclusion of Barr’s assets.

During 2009, we paid $528 million in dividends, compared to $388 million in 2008.

We announced a dividend for the fourth quarter of 2009 of NIS 0.70 (18.7 cents as per the rate of exchange on February 15, 2010) per share, representing an increase of 17% from NIS 0.60 (15.1 cents), which was the dividend declared for each one of the first three quarters of 2009. Actual payment of dividends for the fourth quarter of 2009, which is expected to take place on March 10, 2010, will be made with respect to ADSs on the basis of the USD—NIS exchange rate as of March 10, 2010.

Cash flow from operations, net of capital investments and dividends paid, in 2009 ($2,187 million) was $36 million lower than 2008, as we increased our dividend payments ($140 million higher dividend paid during 2009) over the increase in operating cash flow.

In addition to financing obligations as reflected by short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years, commencing on the date of the first royalty payment.

We have also undertaken to pay royalties to the Government of Israel, at the rates of 2.0% to 5.0% of sales relating to certain products, the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing in 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, we will not be obligated to pay any such royalties. The maximum amount of the contingent liability in respect to royalties to the Government as of December 31, 2009 amounted to approximately $1 million.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. As of December 31, 2009, we are not aware of any material pending infringement action that may result in the counterparties to these agreements claiming such indemnification.

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

Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4: Information on the Company” for trend information.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements, as defined in Item 5.E of the instructions to Form 20-F.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2009:

	Payment due by period
	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
	(U.S. dollars in millions)
Long-term debt obligations, including estimated interest (totaling $2.0 billion)	$7,547	$845	*	$3,016	**	$408	***	$3,278	****
Operating lease obligations	252	64		95		38		55
Purchase obligations (including purchase orders)	874	874		—		—		—

Total	$8,673	$1,783		$3,111		$446		$3,333

*	Includes $67 million of 0.25% Convertible Senior Debentures due 2024, with a first redemption date of February 1, 2010, and $230 million of the debt assumed in connection with the Barr acquisition.
**	Includes $813.5 million of 1.75% Convertible Senior Debentures due 2026, with a first redemption date of February 1, 2011, $575 million of 0.25% Convertible Senior Debentures due 2026, with a redemption date of February 1, 2011, and $1,210 million of the debt assumed in connection with the Barr acquisition.
***	Includes $37 million of 0.5% Convertible Senior Debentures due 2024, with a first redemption date of February 1, 2014, and $165 million of the debt assumed in connection with the Barr acquisition.
****	Includes $493 million of 5.55% Senior Notes due 2016, $987 million of 6.15% Senior Notes due 2036 and $10 million of interest rate swap.

Effective January 1, 2007, the Company adopted a pronouncement which clarifies the accounting for uncertainty in income taxes. The total amount of unrecognized tax benefits for uncertain tax positions was $726 million at December 31, 2009. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, the pronouncement’s obligations are not included in the above table. We do not expect a significant tax payment related to these obligations within the next year.

The Company has committed to future expenditures in joint ventures in accordance with the terms of the applicable agreements. These commitments will amount to approximately $400 million over the next five years.

Teva is also committed to make potential future “milestone” payments to a third party as part of an in-licensing and development agreement. Payments under the agreement are contingent upon the achievement of certain regulatory milestones and sales targets. The total contingent payments, were all milestones and targets to be achieved, could amount to up to $370 million.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information as to the executive officers and directors of Teva as of February 16, 2010:

Executive Officers

Name	Age	Officer Since	Position
Shlomo Yanai	57	2007	President and Chief Executive Officer

Isaac Abravanel	55	2007	Corporate Vice President, Head of Human Resources

Eyal Desheh	57	2008	Chief Financial Officer

Richard S. Egosi	47	2010	Corporate Vice President and Chief Legal Officer

Chaim Hurvitz (1)	49	1995	President, Teva International Group

Prof. Itzhak Krinsky	57	2005	Corporate Vice President, Head of Business Development

Moshe Manor	54	1995	Group Vice President—Global Branded Products

William S. Marth	55	2005	President and Chief Executive Officer of Teva North America

Dr. Gerard Van Odijk	52	2006	President and Chief Executive Officer of Teva Europe

Dr. Ben-Zion Weiner	65	1986	Chief R&D Officer

Aharon Yaari	58	2002	Group Vice President—Teva Generics System

Ron Grupel	59	1993	Chief Internal Auditor

Directors

Name	Age	Director Since	Term Ends
Eli Hurvitz—Chairman (l)(2)(3)	77	1968	2011
Dr. Phillip Frost—Vice Chairman	73	2006	2012
Roger Abravanel	64	2007	2012
Prof. Rivka Carmi	61	2009	2011
Ruth Cheshin (2)	73	1989	2011
Abraham E. Cohen	73	1992	2010
Amir Elstein	54	2009	2010
Prof. Elon Kohlberg	63	2009	2012
Prof. Roger Kornberg	62	2007	2010
Prof. Moshe Many (3)	81	1987	2010
Dr. Leora (Rubin) Meridor (4)	62	2002	2011
Joseph Nitzani (4)	62	2008	2011
Prof. Yitzhak Peterburg	58	2009	2012
Dan Propper	68	2007	2010
Ory Slonim	66	2008	2011
Dan S. Suesskind	65	2010	2011
Erez Vigodman	49	2009	2012

(1)	Eli Hurvitz is the father of Chaim Hurvitz, Teva’s Group Vice President-International.
(2)	Ruth Cheshin and Eli Hurvitz are sister and brother-in-law.
(3)	Prof. Moshe Many is serving as interim Chairman of the Board while Mr. Eli Hurvitz recuperates from his recent illness.
(4)	Statutory independent director elected in accordance with the Israeli Companies Law.

Executive Officers

Shlomo Yanai has been the President and Chief Executive Officer of Teva since March 2007. Prior to joining Teva, Mr. Yanai was President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Before joining Makhteshim-Agan, Mr. Yanai served in the Israel Defense Forces (the “IDF”) for 32 years, where he achieved the rank of Major General, the highest rank below Chief of Staff, and successively held two of the most senior positions within the IDF: Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. Mr. Yanai was a board member of Bank Leumi Le-Israel Ltd. from 2004 until 2007 and of Lycord Natural Products Industries (a wholly owned subsidiary of Makhteshim-Agan) from 2003 until 2008. Mr. Yanai is a member of the Board of Governors of the Technion (Israel Institute of Technology) and of the International Advisory Board, M.B.A. Program of Ben-Gurion University, Beer Sheva, as well as an honorary member of the Board of the Institute for Policy and Strategy of the Interdisciplinary Center (IDC) Herzliya. Mr. Yanai has received numerous awards, among them the Israel Defense Forces Distinguished Service Medal in 1973, the Max Perlman Award for Excellence in Global Business Management in 2005 and the Dun & Bradstreet Leadership Excellence Award in 2006. Mr. Yanai received a B.A. in political science and economics from Tel Aviv University and an M.P.A. in national resources management from George Washington University, and is a graduate of the Advanced Management Program of the Harvard Business School.

Isaac Abravanel joined Teva in September 2007 as Corporate Vice President, Head of Human Resources. From 2005 to 2007, he was Deputy CEO of Bezeq Israel Telecommunications Co. Ltd., responsible for operations, the business sector, the private sector, and human resources, and from 2001 to 2005, was the Senior VP of Operations & Customer Service at Pelephone Communications Ltd. From 1998 to 2000, he held the position of Executive Director of Israel’s Association of Chambers of Commerce. Mr. Abravanel retired from the IDF in 1998 after serving as head of the Planning Division of the Human Resources Branch of the IDF. Mr. Abravanel holds a B.A. and an M.A. in political science from Haifa University.

Eyal Desheh became Chief Financial Officer in July 2008. From 2000 until 2008, he was Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Prior to joining Check Point, Mr. Desheh served as Chief Financial Officer of Scitex Corporation Ltd. Before joining Scitex, he served as Deputy CFO at Teva from 1989 to 1996. Mr. Desheh holds a bachelor’s degree in Economics and an M.B.A. in Finance, both from the Hebrew University.

Richard S. Egosi became Corporate Vice President, Chief Legal Officer and Company Secretary in January 2010. Mr. Egosi has been with Teva since 1995, previously serving as Teva’s Deputy Chief Legal Officer and as Senior Vice President and General Counsel of Teva North America. Prior to joining Teva, Mr. Egosi was in private practice in Atlanta, Georgia. He received his J.D. and M.B.A. from Emory University in 1988 and his B.S. in economics from Clemson University in 1984. Mr. Egosi is admitted to practice law in New York, Georgia and Israel.

Chaim Hurvitz has served as President of Teva International Group since April 2002. He was President and CEO of Teva Pharmaceuticals Europe from 2001 to 2002 and Vice President—Israeli Pharmaceutical Sales from May 1999 until April 2002. He served as President and CEO of Teva Pharmaceuticals Europe, B.V. from 1995 to 1999. From 1993 to 1995, he was the General Manager of Teva’s European Office in The Netherlands and from 1991 to 1992, he was the head of the pharmaceutical and OTC departments of Abic Ltd., a Teva subsidiary. He received his B.A. in political science and economics from Tel Aviv University in 1985.

Prof. Itzhak Krinsky joined Teva as Corporate Vice President, Head of Business Development in May 2005. Prior to joining Teva, Prof. Krinsky was a managing director with The Silverfern Group, Inc. from January 2003 until February 2005 and until joining Teva, he was a managing director with Trenwith Securities, LLC, both investment banking boutiques in New York City. From July 2001 until December 2002, Prof. Krinsky was a managing director of I. Krinsky, Financial & Investment Consulting in New York City and, from January 1998 until May 2001, a senior strategist with the Investment Banking Research and Strategy Group of Bankers Trust and later a managing director in the Acquisition and Corporate Advisory Group of Deutsche Bank Securities in New York City. Prof. Krinsky’s academic career includes a position as Professor of Finance & Business Economics, Michael G. DeGroote School of Business, McMaster University, Ontario, Canada, as well as extensive publications in leading academic journals. He received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

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

William S. Marth has served as President and Chief Executive Officer of Teva North America since January 2008 and as President and Chief Executive Officer of Teva USA since January 2005. He was previously Executive Vice President and Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. In February 2008, Mr. Marth was elected Chairman of the Generic Pharmaceutical Association where he is also a member of the executive committee. Mr. Marth received his B.Sc. in pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management in Chicago, Illinois.

Dr. Gerard W.M. Van Odijk joined Teva as President and Chief Executive Officer of Teva Europe in January 2006. Over the previous 18 years, he held a variety of senior positions in Europe at Glaxo, GlaxoWellcome and GlaxoSmithKline and served in commercial and general management positions in France, the United Kingdom and The Netherlands. Prior to joining Teva, Dr. Van Odijk was Senior Vice President and Area Director of GlaxoSmithKline Northern Europe. Dr. Van Odijk also serves as a non-executive director on the board of Bavarian Nordic A/S. He received his M.D. from the State University of Utrecht in 1987.

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

Aharon Yaari became Group Vice President—Teva Generics System in February 2009, after serving as Group Vice President—Global API division since January 2006. Previously, he was Vice President—Global API Division from 2002 until 2006. Mr. Yaari joined Teva in 1981, and among his various assignments at Teva served as Vice President—Marketing and Sales of Teva’s API Division from 1999 to 2002 and as President of Plantex USA from 1996 to 1999. He received (cum laude) his B.A. and M.A. in economics from the Hebrew University in 1981 and 1988, respectively.

Ron Grupel has been the Chief Internal Auditor of Teva since 1993. He received his B.A. in economics and accounting in 1975 and his M.B.A. in 1979 from Tel Aviv University.

Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years. He is Chairman of the Board of Pontifax Management (G.P.) Ltd. and Protalix Biotherapeutics, Inc. and a director of Vishay Intertechnology Inc. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. Between 2002 and 2008, he served as the Chairman of the Board of the Israel Democracy Institute. Mr. Hurvitz received his B.A. in economics and business administration from the Hebrew University in 1957. Mr. Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law.

Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since January 2006 and as Chairman of the Board and Chief Executive Officer of Ivax Corporation from 1987 until 2006. He was also President of Ivax from 1991 until 1995. Dr. Frost presently is the Chairman of the Board and CEO of OPKO Health, Inc., a specialty pharmaceutical company, Chairman of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services. Dr. Frost serves as a director of Continucare Corporation Inc. and Castle Brands Inc. He is a member of the Board of Regents of the Smithsonian Institution. Dr. Frost is also a member of the Board of Trustees of The Scripps Research Institute and the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel has been a director of Teva since 2007, following his retirement from McKinsey & Company in June 2006. Mr. Abravanel joined McKinsey in 1972 and became a principal in 1979 and a Director in 1984. Mr. Abravanel has been a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V. since June 2006 and serves as a director of Luxottica Group S.p.A., Banca Nazionale del Lavoro, a subsidiary of BNP Paribas, and the Italian Institute of Technology. Mr. Abravanel graduated with a bachelor’s degree in chemical engineering from the Politecnic University in Milan in 1968 and received an M.B.A. from INSEAD in 1972.

Prof. Rivka Carmi, M.D., joined Teva’s board in November 2009. Prof. Carmi has served as President of Ben-Gurion University of the Negev since May 2006. She previously was the Director of the Genetics Institute at the Soroka University Medical Center and the Dean of the Faculty of Health Sciences at Ben-Gurion University of the Negev. Professor Carmi graduated from Hadassah Medical School of the Hebrew University of Jerusalem. She completed a residency in pediatrics, a fellowship in neonatology at the Soroka University Medical Center and an additional fellowship in medical genetics at Boston Children’s Hospital and Harvard University Medical School. She also served as the Acting Director of the nascent National Institute for Biotechnology in the Negev.

Ruth Cheshin has been a director of Teva since 1989. She is the President of the Jerusalem Foundation, a multi-national organization headquartered in Jerusalem, which aims to advance a pluralistic and modern society in Jerusalem through the creation of social, educational, cultural and coexistence projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards.

Abraham E. Cohen has been a director of Teva since 1992. He was Senior Vice President of Merck & Co. from 1982 to 1992 and served as President of the Merck Sharp & Dohme International Division from 1977 to 1988. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He served as a director of Akzo Nobel NV until 2007. He is presently a director of Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc., BioTime, Inc., Mannkind Corporation and Vasomedical, Inc.

Amir Elstein rejoined Teva’s Board in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on the Company’s Board of Directors. Prior to joining Teva in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as

Chairman of the Board of Tower Semiconductor Ltd, as Vice Chairman of the Board of Israel Corporation Ltd. and as Chairman of the Board of Governors of the Jerusalem College of Engineering. Mr. Elstein also serves as a member of the board of a variety of academic, scientific, educational, social and cultural institutes. Mr. Elstein holds a B.Sc. in Physics and Mathematics from the Hebrew University in Jerusalem, an M.Sc. in Solid State Physics from the Department of Applied Physics of the Hebrew University and a diploma of Senior Business Management from the Hebrew University.

Prof. Elon Kohlberg joined Teva’s Board in 2009. He is the Royal Little Professor of Business Administration at the Harvard Business School and has taught in the MBA, Ph.D., and executive programs at Harvard Business School. Professor Kohlberg previously served on Teva’s Board from 1987 to 2000 and served as a director of Teva USA. Between 2005 and 2007, Prof. Kohlberg served as director of Ormat Technologies, Inc. Prof. Kohlberg received a B.Sc., M.Sc., and Ph.D. in mathematics from the Hebrew University of Jerusalem.

Prof. Roger D. Kornberg has been a director of Teva since 2007. He is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has been a professor since 1978. Prior to joining Stanford, he was a professor at Harvard Medical School. Prof. Kornberg received a B.A. degree from Harvard in 1967 and a Ph.D. degree in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the United States, the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the U.S. National Academy of Sciences and an honorary member of other academies and professional societies in the United States, Europe and Japan. Prof. Kornberg has served since 2008 as a director of Protalix BioTherapeutics, Inc. and of Cocrystal Discovery, Inc. (a private company).

Prof. Moshe Many, M.D., Ph.D. has been a director of Teva since 1987. Prof. Many has served as president of the Ashkelon Academic College since January 2002 and was previously President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Healthcare Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. Prof. Many is currently a director of Rosetta Genomics Ltd. and served as a director of Zim Integrated Shipping Services Ltd. until 2007. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding and unique contributions throughout the years in promoting and supporting health issues in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in surgery from Tufts University in 1969.

Dr. Leora (Rubin) Meridor has been a director of Teva since 2002. Dr. Meridor is a business and financial consultant. She served as the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd from 2001 to 2005 and as Chair of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor was Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a bachelor’s degree in mathematics and physics, a master’s degree in mathematics and a Ph.D. in economics from the Hebrew University. She served as director of NICE Systems Ltd. from 2002 until 2007, of Isrotel Ltd. from 2001 until 2007. She presently serves as Chair of the Executive Council of Tel Aviv University and as director of Alrov (Israel) Ltd., Gilat Satellite Networks Ltd. and Osem Investment Ltd. Dr. Meridor qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Joseph Nitzani has been a director of Teva since 2008. He has served as a director of Adanim Mortgage Bank since 2006 and of Hadassah Medical Center since 1996 (and as Chairman since June 2008). Between 2001 and 2007, Mr. Nitzani held various positions at Mizrahi-Tefachot Bank Ltd., most recently as Vice President, Head of Capital Markets and Private Banking Division. Mr. Nitzani also served as a director of Tefahot Israel

Mortgage Bank Ltd. from 2003 to 2005. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and of The Tel-Aviv Stock Exchange from 1983 to 1991. Mr. Nitzani received his B.A. in Economics from Bar-Ilan University in 1971 and his M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Prof. Yitzhak Peterburg joined Teva’s Board in 2009. He served as President and CEO of Cellcom Israel Ltd. between 2003 and 2005. Prof. Peterburg was Director General of Clalit Health Services, the leading healthcare provider in Israel, between 1997 and 2002. He is a professor at the School of Business, Ben-Gurion University and currently serves as Chairman of the Board of Applisonix Ltd. Prof. Peterburg holds a M.D. degree from Hadassah Medical School and is board-certified in Pediatrics and Health Services Management. He also holds a doctorate degree in Health Administration from Columbia University and a M.Sc. degree in Information Systems from the London School of Economics.

Dan Propper has been a director of Teva since 2007. He is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary Doctorate from the Technion—Israel Institute of Technology in 1999. Mr. Propper is a director of Check Point Software Technologies Ltd. Mr. Propper is also a member of the board of trustees of the Technion, Ben-Gurion University, Weizmann Institute of Science and Tel Aviv University. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion.

Ory Slonim rejoined Teva’s Board in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970 and previously served on Teva’s Board from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, Mr. Slonim was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. He presently serves as a director and Chairman of the audit committee of U. Dori Group Ltd., director and Chairman of the audit committee of Oil Refineries Ltd. and as Vice Chairman of Harel Insurance Investments & Financial Services Ltd. From 1989 to 2006, Mr. Slonim served as a Special Consultant to the Minister of Defense. Mr. Slonim was International President and Chairman of Variety International from 2003 to 2007, and has served as Chairman of Variety Club in Israel since 2006. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Dan S. Suesskind joined Teva’s Board in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. He served as a director of Teva until 2001, and as a member of the board of directors of the First International Bank of Israel Ltd. until 2003. Currently, Mr. Suesskind serves as a member of the boards of Migdal Insurance Company Ltd., Ness Technologies Inc. and Syneron Medical Ltd., as well as a member of the board (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel Academy of Science and Humanities and the Board of Trustees of the Hebrew University. He is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. He received his B.A. in Economics and Political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969.

Erez Vigodman joined Teva’s Board in 2009. As of January 1, 2010, he is the President & Chief Executive Officer of Makhteshim Agan Industries Ltd. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the National Economic Council. He is a certified public accountant, holds a B.A. in Accounting and Economics from Tel Aviv University and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration.

Compensation

The aggregate direct compensation paid or accrued during 2009 on behalf of all directors and executive officers (including those directors and officers who retired or changed their positions during the year) as a group was $16.7 million. This amount includes fees of $3.6 million for non-employee directors and amounts set aside or accrued to provide pension, retirement or similar benefits of $0.7 million. This amount does not include $14.2 million from the exercise of previously granted stock options. In addition, directors are reimbursed for expenses incurred as part of their service as directors.

None of the non-employee directors have agreements with us that provide for benefits upon termination of service.

We have adopted a number of stock option or stock incentive programs covering either ordinary shares or ADSs, and we are currently operating under the 2005 Omnibus Long-Term Share Incentive Plan that was approved by our shareholders in July 2005. In 2009, 2,787,518 options to purchase ordinary shares were awarded to various executive officers at the average exercise price of $52.68 per share or ADS with an expiration date in 2016, as well as 308,148 restricted share units (RSUs).

As of December 31, 2009, options for an aggregate of approximately 30.1 million shares, with an average exercise price of $38.66 per share, and approximately 2.1 million RSUs, with a weighted average grant date fair value of $43.51, were outstanding under our stock option and incentive programs. For further information regarding our options and RSUs, see Note 13 to the Notes to Consolidated Financial Statements.

Board Practices

Our board of directors comprises 17 persons, of whom 13 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “—Statutory Independent Directors/Financial Experts” below. The terms of the directors are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Eli Hurvitz, Dr. Phillip Frost, Amir Elstein and Dan S. Suesskind.

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

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) twice during 2009. They will continue to meet in executive session on a regular basis. Ory Slonim serves as Chairman of the executive sessions of the Board.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services.

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Secretary of the Board or Internal Auditor. Comments or complaints relating to our accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

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

Under Israeli law, at least one statutory independent director is required to qualify as a financial and accounting expert. In addition, Teva adopted a policy, requiring that two additional directors qualify as, and be detemined, a financial and accounting expert. Accordingly, it has been determined that Eli Hurvitz, Dr.  Leora Meridor and Joseph Nitzani are financial and accounting experts under Israeli law.

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

We have adopted charters for our audit, human resources and compensation, and corporate governance and nominating committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

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

In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, the audit committee of our Board is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees the risk management processes implemented by the Company, periodically discusses with management the different risks related to the Company and its activities, and reviews with management the Company’s policies and practices regarding risk identification, assessment, and mitigation. The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

The Board has determined that Joseph Nitzani is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A: Audit Committee Financial Expert” below.

Human Resources & Compensation Committee

The purpose of the human resources & compensation committee is to carry out on behalf of the board of directors the responsibilities of the board relating to compensation of the Company’s Chief Executive Officer and other senior officers. The committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers, reviewing the overall compensation philosophy of the Company and making recommendations to the board of directors with respect to cash-based incentive compensation plans, equity-based compensation plans and other benefit plans with regard to the CEO and senior executive officers. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

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

Finance Committee

The finance committee is responsible for discussing and reviewing Teva’s financial strategies and policies, risk management and financial controls and reporting, as well as a variety of other financial-related matters.

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

Current Members of Board Committees

Name	Audit		Human Resources and Compensation		Corporate Governance and Nominating		Finance		Science and Technology		Community Affairs
E. Hurvitz							✓	*	✓		✓	*
Dr. P. Frost									✓	*
R. Abravanel							✓
R. Cheshin											✓
A. E. Cohen			✓		✓				✓
A. Elstein							✓		✓		✓
Prof. E. Kohlberg	✓
Prof. R. Kornberg									✓
Prof. M. Many	✓		✓	*	✓				✓	+
Dr. L. Meridor	✓	*	✓		✓		✓		✓
J. Nitzani	✓		✓		✓		✓				✓
Prof. Y. Peterburg									✓
D. Propper			✓
O. Slonim	✓		✓		✓	*					✓
E. Vigodman							✓

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson.

Board and Committee Meetings

Name of Body	No. of Meetings in 2009	Average Attendance Rate
Board of directors	12	93%
Audit committee	14	93%
Human resources and compensation committee	14	95%
Corporate governance and nominating committee	6	98%
Finance committee	5	92%
Science and technology committee	2	94%
Community affairs committee	3	100%

Employees

As of December 31, 2009, we employed 35,089 full-time-equivalent employees. We consider our labor relations with our employees around the world to be good.

	December 31,
Geographic Area	2009	2008	2007
Israel	6,301	6,161	5,534
Europe	13,659	16,007	9,235
North America	7,715	8,807	6,123
Latin America	5,754	5,716	5,766
Asia	1,649	1,555	1,197
Other countries	11	61	57

Total	35,089	38,307	27,912

Employees: by function
Pharmaceutical production	18,907	20,686	14,794
Sales and marketing	9,682	9,960	7,536
Research and development	2,902	3,447	2,512
General and administrative	3,598	4,214	3,070
Total	35,089	38,307	27,912

by percentage
Pharmaceutical production	54%	54%	53%
Sales and marketing	28%	26%	27%
Research and development	8%	9%	9%
General and administrative	10%	11%	11%
Total	100%	100%	100%

Share Ownership

As of December 31, 2009, the directors and executive officers as a group beneficially held 35,827,963 ordinary shares (representing approximately 4% of the outstanding shares as of such date). This figure includes 14,854,902 shares beneficially owned by Dr. Phillip Frost, representing approximately 1.6% of the outstanding shares, and 10,060,618 shares beneficially owned by Eli Hurvitz, representing approximately 1.1% of the outstanding shares. Such persons are the only directors or officers who hold 1% or more of our outstanding shares as of December 31, 2009.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

According to a disclosure notification received on February 10, 2010, as of such date, Capital Research and Management Company beneficially owned 54,027,307 Teva shares, which as of such date represented approximately 5.8% of Teva’s outstanding shares. To the best knowledge of Teva, as of December 31, 2009, no other shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

In September 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development of two proteins, using Protalix’s plant cell culture platform. Under the agreement, the two companies were to collaborate on research and development of the proteins utilizing Protalix’s expression system. Protalix was to grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix was to retain certain exclusive manufacturing rights. During 2009, Teva terminated the two ongoing development projects with Protalix. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix. Mr. Hurvitz and Dr. Frost, Teva’s Vice Chairman of the Board, each own certain equity interests in Protalix.

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

In May 2008, Teva entered a Share Purchase Agreement and Research and an Exclusive License Option Agreement with NovoTyr Therapeutics Ltd., which develops novel inhibitors of insulin-like growth factor receptor (IGF1R). During 2009, Teva terminated those agreements, effective as of February 4, 2010, but remains a shareholder in the company. NovoTyr was established in 2005 in Meytav Incubator, whose Chairman until December 2008 was Aharon Schwartz, Teva’s VP—Innovative Ventures. Meytav is controlled by Biomedix, which is controlled by Pontifax, and Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Pontifax and owns certain equity interests in Pontifax.

In December 2006, Teva and Jexys Medical Research Services & Development Co. Ltd entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva has invested in Jexys while maintaining its option for exclusive license. Harold Snyder, a director of Teva at the time these transactions were approved, was a shareholder of Jexys, and Arik Yaari, Teva’s Group Vice President—Teva Generics System, is a director and shareholder of Jexys.

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

In October 2008, a subsidiary of Teva entered into a lease for 9,950 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost at an annual rent of approximately $305,000 (including operational and service costs) for a two-year term, renewable by Teva for two additional three-year terms. Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space.

All related party transactions described above have been reviewed and approved by Teva’s audit committee and board of directors.

As of December 31, 2009, there were approximately 3,290 record holders of ADSs, whose holdings represented approximately 78% of the total outstanding ordinary shares, substantially all of which record holders were in the United States.

ITEM 8:	FINANCIAL INFORMATION

8A: Consolidated Statements and Other Financial Information.

8A.1: See Item 18.

8A.2: See Item 18.

8A.3: See Report of Independent Registered Public Accounting Firm, page F-2.

8A.4: We have complied with this requirement.

8A.5: Not Applicable

8A.6: Not Applicable

8A.7: Legal Proceedings

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingent Liabilities” included in Note 12 to Teva’s consolidated financial statements included in this report.

8A.8: Dividend Policy See “Item 3: Key Information—Selected Financial Data—Dividends.”

8B: Significant Changes None.

ITEM 9:	THE OFFER AND LISTING

ADSs

Teva’s ADSs have been traded in the United States since 1982 and were admitted to trading on the Nasdaq National Market in October 1987 and now trade on the Nasdaq Global Select Market. The ADSs are quoted under the symbol “TEVA”. The Bank of New York Mellon serves as depositary for the shares. In November 2002, Teva was added to the NASDAQ 100 Index. As of December 31, 2009, Teva had 719,745,494 ADSs outstanding. Each ADS represents one ordinary share; accordingly, the number of the outstanding ADSs is included in the number of outstanding ordinary shares.

The following table sets forth information regarding the high and low prices of an ADS on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
February 2010 (until February 16)	59.00	55.91
January 2010	59.62	55.88
December 2009	56.88	52.13
November 2009	54.00	49.65
October 2009	52.03	48.95
September 2009	53.00	50.08
August 2009	53.86	50.25

Last eight quarters:
Q4 2009	56.88	48.95
Q3 2009	54.95	48.10
Q2 2009	49.63	42.77
Q1 2009	46.75	41.05
Q4 2008	47.10	35.89
Q3 2008	48.74	40.37
Q2 2008	47.83	41.95
Q1 2008	50.00	43.56

Last five years:
2009	56.88	41.05
2008	50.00	35.89
2007	47.14	30.81
2006	44.71	29.22
2005	45.91	26.78

On February 16, 2010, the last reported sale price for the ADSs on Nasdaq was $58.14. The Boston Options Exchange, Chicago Board Options Exchange, International Securities Exchange, NASDAQ OMX PHLX, Nasdaq Options Market, NYSE Amex and NYSE Arca quote options on Teva’s ADSs under the symbol “TEVA”.

Teva’s ADSs are also traded on the exchanges in Frankfurt and Berlin.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange since 1951. As of December 31, 2009, Teva had 923,400,051 ordinary shares outstanding, including those ordinary shares underlying the outstanding ADSs.

The table below sets forth in NIS the high and low intraday sale prices of the ordinary shares on the Tel Aviv Stock Exchange during the periods indicated, as reported by such Exchange.

Period	High	Low
Last six months:
February 2010 (until February 16)	224.40	208.50
January 2010	221.80	210.30
December 2009	215.20	199.90
November 2009	203.50	188.10
October 2009	193.20	185.20
September 2009	199.30	189.10
August 2009	212.00	192.80

Last eight quarters:
Q4 2009	215.20	185.20
Q3 2009	212.00	189.10
Q2 2009	194.30	179.40
Q1 2009	191.00	160.30
Q4 2008	173.00	139.70
Q3 2008	173.00	136.00
Q2 2008	171.20	140.80
Q1 2008	188.80	150.40

Last five years:
2009	215.20	160.30
2008	188.80	136.00
2007	188.90	130.00
2006	205.00	129.20
2005	206.10	116.00

On February 16, 2010, the last reported sale price of the ordinary shares on the Tel Aviv Stock Exchange was NIS 219.70. The Tel Aviv Stock Exchange also quotes options on the ordinary shares.

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

Israeli Taxation

Corporate Tax Rate

The regular corporate tax rate in Israel was 26% in 2009 compared to 27% in 2008 and 29% in 2007. This rate is currently scheduled to decrease as follows: to 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onward. However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2009, 2008 and 2007 were 8%, 23% and 17%, respectively, since a major portion of Teva’s income is derived from Approved Enterprises (as discussed below), the applicable tax rate for which has not been reduced, and from operations outside of Israel, where Teva has enjoyed lower tax rates.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986.

Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of NIS against other currencies) on the Company’s taxable income as well as the effects of Israeli inflation.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at the rate of 12.5% per annum and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as Industrial Companies can claim special rates of depreciation of up to 40% on a straight line basis for industrial equipment. Temporary regulations allowed the depreciation of industrial equipment purchased until May 31, 2009 over a period of two tax years.

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

Most of Teva’s projects in Israel were granted Approved Enterprise status. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the usual rate which was 26% in 2009, gradually scheduled to be reduced to 18% in 2016).

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

Unless extended, benefits under the Investment Law are granted with respect to qualified investments made in the period until December 31, 2010. However, as previously mentioned, eligibility for benefits under the Investment Law with respect to Approved Enterprises and expansions of Approved Enterprises from 2004 and onwards, is not subject to receipt of prior approval from any governmental authority. Teva cannot assure that it or any of its subsidiaries will continue to meet all the requirements in order to qualify for Approved Enterprise taxation benefits or that the benefits described above will continue to be granted in the future.

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

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax to be withheld on Teva’s dividends for the fourth quarter of 2009 is 11%.

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

Teva’s ADSs are quoted on the Nasdaq Global Select Market. Information about Teva is also available on its website at http://www.tevapharm.com. Such information on its website is not part of this annual report.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Teva takes various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of Teva’s principal operating currencies, mainly the U.S. dollar (where the U.S. dollar is not the functional currency), the new Israeli shekel (NIS), the Euro, the Canadian dollar (CAD), the pound sterling (GBP), the Hungarian forint (HUF), the Russian Ruble (RUB), the Croatian Kuna (HRK), other European currencies and Latin American currencies such as: the Brazilian real (BRL) and the Mexican peso (MXN). The costs and gains resulting from such instruments are not allocated to specific income statement line items, but are concentrated to a large extent under the caption “financial expenses—net”.

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

Teva’s derivative transactions during 2009 were executed through international as well as Israeli and Hungarian banks. In the opinion of Teva’s management, in light of Teva’s diversified derivative transaction portfolio, any credit risk associated with any of these banks is de minimis.

Exchange Rate Risk Management

As a result of the Barr acquisition in December 2008, Teva’s currency exposure increased due to Barr’s substantial presence in markets where Teva had no significant presence prior to the Barr acquisition. This increase has impacted both the volume and the diversity of currencies.

Teva hedges against exposure deriving from the gap between current assets and current liabilities in each currency other than the U.S. dollar (“balance sheet exposure”) in the subsidiaries in which the functional currency is the U.S. dollar. The majority of the balance sheet exposure in such subsidiaries is in European currencies, Canadian dollars and NIS. In Teva’s European subsidiaries, Teva protects against the gap between current assets and current liabilities in currencies other than the local functional currency (generally against the U.S. dollar and other European currencies). In Teva’s Latin America subsidiaries, Teva protects against the gap between current assets and current liabilities in currencies other than the local functional currency (generally against the U.S. dollar and other European currencies). Teva strives to limit its exposure through “natural” hedging, i.e., attempting to have matching levels of assets and liabilities in any given currency. The rest of the exposure, which is not set off naturally, is substantially covered by the use of derivative instruments. To the extent possible or desirable, this is done on a consolidated basis.

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

Teva has generally elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under applicable accounting standards, in light of the negligible effect that implementing such a method would have on Teva’s results. Consequently, exchange rate fluctuations impact each and every line item separately, including sales, cost-of-goods, SG&A and R&D. The results of transactions to hedge the exposure relating to the relevant balance sheet items are recorded under the financial expenses line item along with the effect of currencies on such balance sheet items.

The table below details the balance sheet exposure (i.e., the gap between current assets and current liabilities in a given currency), by currency and geography, as of December 31, 2009 (at fair value). All data in the table have been converted into U.S. dollar equivalents.

In U.S. dollars in millions:

	U.S. Dollar	Euro	British Pound	Swiss Frank	Polish Zloty	Hungarian Forint	Canadian Dollar	New Israeli Shekel	Japanese Yen	Total
Israel		475	21				30	(21)		547
European Union	372	(7)	(7)							386
Canada	44									44
Hungary	801	(21)	10						4	836
Hungary (US $)		43		(23)	9	2				77
England	130	(148)								278
Russia	(181)									181
Czech Republic	123	21								144
Croatia	176	36								212
Sweden		(15)								15
Switzerland	(5)	10	6							21
Mexico	(16)	5								21
Brazil	(8)									8
Turkey	(7)									7
India	(30)									30

Total exposure	1,893	781	44	23	9	2	30	21	4	2,807

Explanatory notes:

1.	Total exposure is the sum of the absolute value figures.
2.	The amounts in the table reflect the exposure either as an excess of assets/(liabilities) in the respective currencies/geographies in accordance with the relevant functional currencies.
3.	Most of the functional currencies are the local currencies with the exception of Israel, where Teva uses the U.S. dollar as the functional currency.

Net exposure:

	EUR/ USD	GBP/ USD	USD/ CAD	USD/ NIS	EUR/ GBP	USD/ CHF	USD/ RUB	USD/ CZK	GBP/ CHF	EUR/ CHF	EUR/ CZK	USD/ HUF	EUR/ HUF	GBP/ HUF
	(U.S. dollars in millions)
Net exposure	139	109	14	21	142	18	181	123	6	10	21	799	15	7

	USD/ INR	EUR/ SEK	USD/ HRK	EUR/ HRK	USD/ BRL	USD/ MXN	EUR/ MXN	USD/ PLN	USD/ TRL	HUF/ JPY
	(U.S. dollars in millions)
Net exposure	30	15	176	36	8	16	5	9	7	4

The table below details (in millions) the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data are as of December 31, 2009 and are presented in U.S. dollar equivalents.

Currency	Cross Currency	Hedging Value		Fair Value		2009 Weighted Average Cross Currency Prices/Strike Prices
		2009	2008	2009	2008
		(U.S. dollars in millions)
Forward:
Euro	HUF	7	273	0	-25	272.57
GBP	HUF	13	16	0	1.5	302.94
USD	HUF	732	555	-5.5	-51.5	191.23
JPY	HUF	6	0	0	0	2.05
GBP	USD	8	25	0	2	1.59
Euro	USD	43	0	0	0	1.43
Canadian dollar	USD	15	81.5	0	2	1.04
NIS	USD	12	43	0	-1.5	3.80
Swiss franc	EUR	3	0	0	0	1.49
Swiss franc	USD	22	11	0	0	1.04
Swiss franc	GBP	1.5	3.5	0	0.5	1.65
Euro	GBP	30	0	0	0	0.90
Russian ruble	USD	30	40.5	-0.5	-2	30.45
Croatian kuna	USD	149	0	-2.5	0	5.01
Croatian kuna	EUR	40	0	-0.5	0	7.29
Czech koruna	USD	0	0	0	0	NA
Polish zloty	USD	23	0	-0.5	0	2.91

Options:
NIS	USD	30	128	0	1	3.79
Canadian dollar	USD	51.5	222.5	0.5	6.5	1.05
Euro	USD	0	89	0	3	NA
GBP	USD	16.5	104	0.5	5	1.63
Euro	GBP	116	113	0.5	12.5	0.90
Swiss franc	USD	24	30	0	0.5	1.02
Swiss franc	EUR	8	23	0	1	1.50
Swiss franc	GBP	7	7.5	0	1.5	1.66
Czech koruna	USD	105	88.5	1	1.5	17.97
Czech koruna	EUR	20	24	0	0	25.90
Mexican peso	USD	10.5	0	0	0	13.40
Mexican peso	EUR	7	0	0	0	18.00
Brazilian real	USD	8.5	0	0	0	1.82
Russian ruble	USD	153	62	1.5	2	30.96
Indian rupee	USD	31	0	0	0	47.5
Swedish koruna	EUR	15	0	0	0	10.8
USD	HUF	59	19	1.5	0	185.36

Euro	HUF	0	28	0	0	NA
GBP	HUF	0	0	0	0	NA

Total		1,796.5	1,987	-4.0	-39.5

Explanatory note:

An option’s value reflects its fair value disregarding the notional amount represented by such option.

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

In August 2009, Teva fully repaid the $1.75 billion bridge loan, entered into in connection with Barr acquisition in December 2008.

In December 2008 and September 2009, a Teva subsidiary signed two credit agreements with the European Investment Bank (EIB), pursuant to which it borrowed approximately $450 million from the EIB for a six year term, of which Euro 200 million bear interest at a rate of EURIBOR plus a spread and another $150 million bear interest at a rate of USD LIBOR plus a spread.

In connection with the Barr acquisition in December 2008, Teva guaranteed Barr’s syndicate loan and credit facility loan. The syndicate loan had an outstanding principal balance of $1.35 billion in December 31, 2009, bearing interest at LIBOR plus 1.5%. The Company is obligated to pay back the syndicate loan in six consecutive quarterly installments of $50 million, with the balance of $1.05 billion due in October 2011. The credit facility had an outstanding principal balance of $255 million on December 31, 2009, bearing interest at LIBOR plus 1.5%. The Company is obligated to pay back the credit facility in thirteen consecutive quarterly installments of $8 million, with the balance of $158 million due in June 2013. As a result of Teva’s recent ratings upgrade by Moody’s, the spread of this loan was reduced from 1.5% to 1.25%, commencing January 2010.

In connection with the Ivax acquisition in January 2006, Teva finance subsidiaries issued an aggregate of $817.5 million of 1.75% Convertible Senior Debentures due 2026 and $575 million of 0.25% Convertible Senior Debentures due 2026. The holders of the 0.25% Convertible Senior Debentures had a put option to redeem the notes in February 2008; however, most of the holders elected to not exercise the put option. The next date to exercise the put option by the holders of the notes is in February 2011, and they have the right to convert their debentures into shares at a rate of $46.51 per share. The holders of the 1.75% Convertible Senior Debentures have a put option to redeem the notes in February 2011 and a right to convert the debentures into shares at a rate of $50.56 per share.

In addition to the above convertible senior debentures, a Teva finance subsidiary issued an aggregate of $1 billion of 6.15% Senior Notes due 2036 and $500 million of 5.55% Senior Notes due 2016. During 2008, Teva repurchased $13 million and $ 7 million of those notes, respectively. In July 2009, Teva took advantage of the low interest rates on U.S. Dollar—denominated loans and entered into interest rate swap transaction with respect to the Senior Notes due 2016. As a result of this transaction, Teva is currently paying an effective interest of six months LIBOR plus a spread of 1.98% on $493 million of these Senior Notes.

In September 2008, Teva extended the loan term of $153 million out of the first tranche of its $350 million multicurrency term loan facility, which was established in September 2005 with a syndicate of banks, until September 2010. This loan bears a floating interest rate based on the Euro LIBOR plus a spread of 0.55% or 0.75% and based on the GBP LIBOR plus a spread of 0.55%. The syndicate participants comprise 21 banks based in Israel, Europe, the United States and China, each of which lent between $10 million and $25 million. The funds were used to finance working capital needs of several European subsidiaries of Teva.

In connection with the Sicor acquisition in January 2004, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634 million of 0.25% Series B

Convertible Senior Debentures due 2024. Most holders of the Series A and Series B debentures elected to convert their debentures into Teva shares during 2009, with only a small portion of the debentures remaining outstanding: Series A—$37 million and Series B—$67 million. The next date to exercise the put option by the holders of the debentures is in February 2014. The holders of the Series B debentures have an additional put option in February 2010 to redeem the debentures at face value.

During 2008, Teva repaid all of the 4.5% Convertible Notes issued by Ivax and assumed by Teva following its acquisition of Ivax in 2006, in the amount of $230 million. The notes were repaid 50% in cash and 50% in equity, in accordance with the terms agreed in the Ivax acquisition agreement.

Teva’s fixed interest-bearing debt also includes $15 million of senior notes privately issued, as part of a debt issue totaling $110 million, in 1998, to U.S. institutional investors. The notes are due in 2018 and have a fixed rate of 7.2% per annum.

The remaining debt consists of bank loans at floating interest rates. In currencies other than NIS, these borrowings are usually linked to the relevant LIBOR plus a spread of 0.2% – 1.5%. Part of Teva’s Canadian subsidiary debt is at a floating rate based on the Canadian LIBOR +0.55%.

Teva’s cash is invested in bank deposits, money market funds and short term investments. The short term investments include mainly U.S. Government and agency bonds, other sovereign debt, as well as highly rated corporate bonds. The bank deposits are spread among several banks, primarily international, U.S. and European banks.

As of December 31, 2009, $75 million of the marketable securities were auction rate securities, with a face value of $370 million, compared to a total holding of auction rate securities with a face value of $450 million as of December 31, 2008. During 2009, Teva sold auction rate securities with a face value of $71 million in a tender offer for $30 million and an additional $10 million were called by the issuers. The reduction in value from $370 million to $75 million is based on an internal Teva model.

Teva’s liabilities, the interest range they bear and their repayment schedule by currencies as at December 31, 2009 are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total Amount	Interest Rate			2010	2011	2012	2013	2014	2015 & thereafter
	(U.S. dollars in millions)
Fixed interest:
U.S. dollar
Convertible debentures	1,458	0.25%	-	1.75%	641	779				38
Straight bonds	1,495	5.55%	-	7.2%						1,495

Floating rates:
U.S. dollar	1,778	0.25%	-	2.2%	246	1,181	30	165		156
Euro	642	0.66%	-	1.86%	340	4	4	3	5	286
British pound	77	0.61%	-	1.2%	73	1	1	*	*	2
Canadian dollar	160			0.85%		159				1
Others	2	1.0%	-	5.0%	1	*	*	*	1	*

Total:	5,612				1,301	2,124	35	168	6	1,978

*	Represents an amount of less than $ 0.5 million.

ITEM 12D:	DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

Set forth below is a summary of the deposit agreement, as amended, among Teva, The Bank of New York Mellon as depositary, which we refer to as the depositary, and the holders from time to time of ADSs. This summary is not complete and is qualified in its entirety by the deposit agreement, a copy of which has been filed as an exhibit to the Registration Statement on Form F-6 filed with the SEC on December 28, 2007. Additional copies of the deposit agreement are available for inspection at the corporate trust office of the depositary, 101 Barclay Street, New York, New York 10286.

American Depositary Shares and Receipts

Each ADS represents one ordinary share of Teva deposited with the custodian. ADSs may be issued in uncertificated form or may be evidenced by an American Depositary Receipt, or ADR. ADRs evidencing a specified number of ADSs are issuable by the depositary pursuant to the deposit agreement.

Deposit and Withdrawal of Ordinary Shares

The depositary has agreed that, upon deposit with the custodian of ordinary shares of Teva accompanied by an appropriate confirmation or confirmations of a book-entry transfer or instrument or instruments of transfer or endorsement in form satisfactory to the custodian and any certificates as may be required by the depositary or the custodian, the depositary will execute and deliver at its corporate trust office, upon payment of the fees, charges and taxes provided in the deposit agreement, to or upon the written order of the person or persons entitled thereto, uncertificated securities or an ADR registered in the name of such person or persons for the number of ADSs issuable with respect to such deposit.

Every person depositing ordinary shares under the deposit agreement shall be deemed to represent and warrant that such ordinary shares are validly issued, fully paid and non-assessable ordinary shares and that such person is duly authorized to make such deposit, and the deposit of such ordinary shares or sale of ADSs by that person is not restricted under the Securities Act.

Upon surrender of ADSs at the corporate trust office of the depositary, and upon payment of the fees provided in the deposit agreement, ADS holders are entitled to delivery to them or upon their order at the principal office of the custodian or at the corporate trust office of the depositary of certificates representing the ordinary shares and any other securities, property or cash represented by the surrendered ADSs. Delivery to the corporate trust office of the depositary shall be made at the risk and expense of the ADS holder surrendering ADSs.

The depositary may deliver ADSs prior to the receipt of ordinary shares or “pre-release.” The depositary may deliver ordinary shares upon the receipt and surrender of ADSs that have been pre-released, whether or not such surrender is prior to the termination of such pre-release or the depositary knows that such ADSs have been pre-released. Each pre-release will be:

•

accompanied by a written representation from the person to whom ordinary shares or ADSs are to be delivered that such person, or its customer, owns the ordinary shares or ADSs to be remitted, as the case may be;

•	at all times fully collateralized with cash or such other collateral as the depositary deems appropriate;

•	terminable by the depositary with no more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate.

The number of ADSs outstanding at any time as a result of pre-releases will not normally exceed 30% of the ordinary shares outstanding with the depositary; provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

Dividends, Other Distributions and Rights

The depositary shall, as promptly as practicable, convert or cause to be converted into U.S. dollars, to the extent that in its judgment it can reasonably do so and transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars that it or the custodian receives in respect of the deposited ordinary shares, and to distribute the amount received, net of any fees of the depositary and expenses incurred by the depositary in connection with conversion, to the holders of ADSs. The amount distributed will be reduced by any amounts to be withheld by Teva or the depositary for applicable taxes, net of expenses of conversion into U.S. dollars. For a more detailed discussion regarding tax considerations, you should carefully review the section above entitled “— U.S. Federal Income Tax Considerations.” If the depositary determines that any foreign currency received by it or the custodian cannot be so converted on a reasonable basis and transferred, or if any required approval or license of any government or agency is denied or not obtained within a reasonable period of time, the depositary may distribute such foreign currency received by it or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of the ADS holders. If any conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the holders of ADSs entitled thereto, the depositary may make such conversion and distribution in U.S. dollars to the extent permissible to such holders of ADSs and may distribute the balance of the currency received by the depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of such holders of ADSs.

If any distribution upon any ordinary shares deposited or deemed deposited under the deposit agreement consists of a dividend in, or free distribution of, additional ordinary shares, the depositary shall, only if Teva so requests, distribute to the holders of outstanding ADSs, on a pro rata basis, additional ADSs that represent the number of additional ordinary shares received as such dividend or free distribution subject to the terms and conditions of the deposit agreement and net of any fees and expenses of the depositary. In lieu of delivering fractional ADSs in the event of any such distribution, the depositary will sell the amount of additional ordinary shares represented by the aggregate of such fractions and will distribute the net proceeds to holders of ADSs. If additional ADSs are not so distributed, each ADS shall thereafter also represent the additional ordinary shares distributed together with the ordinary shares represented by such ADS prior to such distribution.

If Teva offers or causes to be offered to the holders of ordinary shares any rights to subscribe for additional ordinary shares or any rights of any other nature, the depositary, after consultation with Teva, shall have discretion as to the procedure to be followed in making such rights available to holders of ADSs or in disposing of such rights for the benefit of such holders and making the net proceeds available to such holders or, if the depositary may neither make such rights available to such holders nor dispose of such rights and make the net proceeds available to such holders, the depositary shall allow the rights to lapse; provided, however, that the depositary will, if requested by Teva, take action as follows:

•

if at the time of the offering of any rights the depositary determines in its discretion that it is lawful and feasible to make such rights available to all holders of ADSs or to certain holders of ADSs but not other holders of ADSs, the depositary may distribute to any holder of ADSs to whom it determines the distribution to be lawful and feasible, on a pro rata basis, warrants or other instruments therefor in such form as it deems appropriate; or

•

if the depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain holders of ADSs, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the holder of ADSs to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees of the depositary and all taxes and governmental charges) for the account of such holders of ADSs otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such holders of ADSs because of exchange restrictions or the date of delivery of any ADS or otherwise.

In circumstances in which rights would not otherwise be distributed, if a holder of ADSs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such holder, the depositary will make such rights available to such holder upon written notice from Teva to the depositary that Teva has elected in its sole discretion to permit such rights to be exercised and such holder has executed such documents as Teva has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the depositary from such holder to exercise such rights, upon payment by such holder to the depositary for the account of such holder of an amount equal to the purchase price of the ordinary shares to be received upon the exercise of the rights, and upon payment of the fees of the depositary as set forth in such warrants or other instruments, the depositary shall, on behalf of such holder, exercise the rights and purchase the ordinary shares, and Teva shall cause the ordinary shares so purchased to be delivered to the depositary on behalf of such holder. As agent for such holder, the depositary will cause the ordinary shares so purchased to be deposited under the deposit agreement, and shall issue and deliver to such holder legended ADRs or confirmations with respect to uncertificated ADSs, restricted as to transfer under applicable securities laws.

The depositary will not offer to the holders of ADSs any rights to subscribe for additional ordinary shares or rights of any other nature, unless and until such a registration statement is in effect with respect to the rights and the securities to which they relate, or unless the offering and sale of such securities to the holders of such ADSs are exempt from registration under the provisions of the Securities Act and an opinion of counsel satisfactory to the depositary and Teva has been obtained.

The depositary shall not be responsible for any failure to determine that it may be lawful and feasible to make such rights available to holders of ADSs in general or any holder in particular.

If the depositary determines that any distribution of property is subject to any tax or other governmental charge that the depositary is obligated to withhold, the depositary may by public or private sale in Israel dispose of all or a portion of such property in such amounts and in such manner as the depositary deems necessary and practicable to pay any such taxes or charges, and the depositary will distribute the net proceeds of any such sale and after deduction of any taxes or charges to the ADS holders entitled thereto.

Upon any change in nominal value, change in par value, split-up, consolidation or any other reclassification of ordinary shares, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting Teva or to which it is a party, any securities that shall be received by the depositary or the custodian in exchange for or in conversion of or in respect of ordinary shares shall be treated as newly deposited ordinary shares under the deposit agreement, and ADSs shall thenceforth represent, in addition to the existing deposited securities, the right to receive the new ordinary shares so received in respect of ordinary shares, unless additional ADSs are delivered or the depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

Whenever any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made or rights shall be issued with respect to the ordinary shares, or whenever for any reason the depositary causes a change in the number of ordinary shares that are represented by each ADS, or whenever the depositary shall receive notice of any meeting of holders of ordinary shares, the depositary shall fix a record date which shall be as close as practicable to the record date applicable to the ordinary shares, provided that the record date established by Teva or the depositary shall not occur on a day on which the shares or ADSs are not traded in Israel or the United States:

•	for the determination of the holders of ADSs who shall be:

•	entitled to receive such dividend, distribution or rights, or the net proceeds of the sale, or

•	entitled to give instructions for the exercise of voting rights at any such meeting; or

•	on or after which each ADS will represent the changed number of ordinary shares.

Reports and Other Communications

Teva will furnish to the depositary and the custodian all notices of shareholders’ meetings and other reports and communications that are made generally available to the holders of ordinary shares and English translations of the same. The depositary will make such notices, reports and communications available for inspection by ADS holders at its corporate trust office when furnished by Teva pursuant to the deposit agreement and, upon request by Teva, will mail such notices, reports and communications to ADS holders at Teva’s expense.

Voting of the Underlying Ordinary Shares

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of ordinary shares, if requested in writing, the depositary shall, as soon as practicable thereafter, mail to the ADS holders a notice containing:

•	such information as is contained in the notice received by the depositary; and

•

a statement that the holders of ADSs as of the close of business on a specified record date will be entitled, subject to applicable law and the provisions of Teva’s memorandum and articles of association, as amended, to instruct the depositary as to the exercise of voting rights, if any, pertaining to the amount of ordinary shares represented by their respective ADSs.

Upon the written request of an ADS holder on such record date, received on or before the date established by the depositary for such purpose, the depositary shall endeavor, insofar as is practicable and permitted under applicable law and the provisions of Teva’s memorandum and articles of association, as amended, to vote or cause to be voted the amount of ordinary shares represented by the ADSs in accordance with the instructions set forth in such request. If no instructions are received by the depositary from a holder of an ADS, the depositary shall give a discretionary proxy for the ordinary shares represented by such holder’s ADS to a person designated by Teva.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the terms of the deposit agreement may at any time be amended by written agreement between Teva and the depositary, without the consent of the ADS holders. Any amendment that imposes or increases any fees or charges (other than taxes or other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of holders of ADSs shall, however, not become effective until the expiration of thirty days after notice of such amendment has been given to the holders of outstanding ADSs. Every holder of an ADS at the time such amendment becomes effective will be deemed, by continuing to hold such ADS, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby. In no event will any amendment impair the right of any ADS holder to surrender the ADSs held by such holder and receive therefore the underlying ordinary shares and any other property represented thereby, except in order to comply with mandatory provisions of applicable law.

Whenever so directed by Teva, the depositary has agreed to terminate the deposit agreement by mailing notice of such termination to the holders of all ADSs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may likewise terminate the deposit agreement by mailing notice of such termination to Teva and the holders of all ADSs then outstanding if at any time 60 days shall have expired after the depositary shall have delivered to Teva a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

If any ADSs remain outstanding after the date of termination, the depositary thereafter will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the holders and will not give any further notices or perform any further acts under the deposit agreement, except:

•	the collection of dividends and other distributions;

•	the sale of rights and other property; and

•

the delivery of ordinary shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADSs, subject to the terms of the deposit agreement.

At any time after the expiration of one year from the date of termination, the depositary may sell the underlying ordinary shares and hold uninvested the net proceeds, together with any cash then held by it under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that have not theretofore surrendered their ADSs and such holders shall become general creditors of the depositary with respect to such net proceeds. After making such sale, the depositary shall be discharged from all obligations under the deposit agreement, except to account for net proceeds and other cash (after deducting fees of the depositary) and except for obligations for indemnification set forth in the deposit agreement. Upon the termination of the deposit agreement, Teva will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

Charges of Depositary

Teva will pay the fees and out-of-pocket expenses of the depositary and those of any registrar only in accordance with agreements in writing entered into between the depositary and Teva from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Teva or an exchange of stock regarding the ADSs or deposited ordinary shares or a distribution of ADSs pursuant to the terms of the deposit agreement):

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

•

a fee $0.02 or less per ADS annually for depositary services performed by the depositary and/or the custodians (which may be charged directly to the owners or which may be withheld from cash distributions, at the sole discretion of the depositary).

The depositary may own and deal in any class of securities of Teva and its affiliates and in ADSs.

Transfer of American Depositary Shares

The ADSs are transferable on the books of the depositary, except during any period when the transfer books of the depositary are closed, or if any such action is deemed necessary or advisable by the depositary or Teva at any time or from time to time because of any requirement of law or of any government or governmental body or commission or under any provision of the deposit agreement. The surrender of outstanding ADSs and withdrawal of deposited ordinary shares may not be suspended subject only to:

•	temporary delays caused by closing the transfer books of the depositary or Teva, the deposit of ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with the United States or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of the deposited ordinary shares.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares. As a condition to the delivery, registration of transfer, split-up, combination or surrender of any ADS or withdrawal of ordinary shares, the depositary, the custodian or the registrar may require payment from the person presenting the ADS or the depositor of the ordinary shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto, payment of any applicable fees payable by the holders of ADSs, may require the production of proof satisfactory to the depositary as to the identity and genuineness of any signature and may also require compliance with any regulations the depositary may establish consistent with the provisions of the deposit agreement. The depositary may refuse to deliver ADSs, register the transfer of any ADS or make any distribution on, or related to, ordinary shares until it or the custodian has received proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. Holders of ADSs may inspect the transfer books of the depositary at any reasonable time, provided, that such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business or object other than Teva’s business or a matter related to the deposit agreement or ADSs.

General

Neither the depositary nor Teva nor any of their directors, employees, agents or affiliates will be liable to the holders of ADSs if by reason of any present or future law or regulation of the United States or any other country or of any government or regulatory authority or any stock exchange, any provision, present or future, of Teva’s memorandum and articles of association, as amended, or any circumstance beyond its control, the depositary or Teva or any of their respective directors, employees, agents or affiliates is prevented or delayed in performing its obligations or exercising its discretion under the deposit agreement or is subject to any civil or criminal penalty on account of performing its obligations. The obligations of Teva and the depositary under the deposit agreement are expressly limited to performing their obligations specifically set forth in the deposit agreement without negligence or bad faith.

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

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2009, Teva’s internal control over financial reporting is effective based on those criteria.

Teva’s internal control over financial reporting as of December 31, 2009 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under Item 18 on page F-2.

(c) Changes in Internal Control over Financial Reporting. There were no changes to Teva’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16:	[RESERVED]

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Teva’s board of directors has determined that Mr. Joseph Nitzani, a member of its audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and Nasdaq regulations.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2009 and 2008 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2009	2008
	(U.S. $ in thousands)
Audit Fees	$9,419	$10,142
Audit-Related Fees	1,018	1,409
Tax Fees	7,125	7,613
All Other Fees	533	50

Total	$18,095	$19,214

The audit fees for the years ended December 31, 2009 and 2008 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2009 and 2008, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2009 and 2008 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2009 and 2008 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2009 and 2008 were for general guidance related to accounting issues, the purchase of accounting software and human resources benchmarking software and providing assistance in respect of a risk management program relating to one of the Company’s products.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES—NOT APPLICABLE

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2009, Teva did not repurchase any of its shares. As of December 31, 2009, the Company had $211 million remaining available pursuant to its previous authorization to repurchase Teva shares/ADSs and convertible debentures of its finance subsidiaries.

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

NOT APPLICABLE.

ITEM 16G:	CORPORATE GOVERNANCE

Except as otherwise indicated, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations. Nasdaq Rule 5620(c) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who jointly hold twenty-five percent or more of the paid-up share capital of the Company.

ITEM 17:	FINANCIAL STATEMENTS

NOT APPLICABLE.

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Restated Articles of Association (1)(3)

1.3	Amended Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated January 11, 2008, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of shares (5)

2.2	Form of American Depositary Receipt (5)

2.3	Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.4	First Supplemental Senior Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (7)

2.5	Form of Global Debentures (included in Exhibit 2.4)

2.6	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.7	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.8	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.9	Form of Global Debentures (included in Exhibits 2.7 and 2.8)

2.10	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.11	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (8)

2.12	Form of Global Debentures (included in Exhibit 2.11)

2.13	Credit Agreement, dated as of July 21, 2006, among Barr Laboratories, Inc. and certain of its subsidiaries, as borrowers, Barr Pharmaceuticals, Inc. and certain of its subsidiaries, as guarantors, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, as lead arranger and book manager, and certain other lenders party thereto (10)

2.14	First Amendment to Credit Agreement, dated as of October 24, 2006, among Barr Laboratories, Inc. and certain of its subsidiaries, Barr Pharmaceuticals, Inc. and certain of its subsidiaries, Bank of America, N.A. and certain other lenders party thereto (10)

2.15	Second Amendment to Credit Agreement, dated as of October 27, 2008, among Barr Laboratories, Inc. and certain of its subsidiaries, Barr Pharmaceuticals, Inc. and certain of its subsidiaries, Bank of America, N.A. and certain other lenders party thereto (10)

2.16	Guaranty, dated as of December 23, 2008, made by Teva Pharmaceutical Industries Limited in favor of each of the lenders under the Credit Agreement, dated as of July 21, 2006 (10)

2.17	Credit Agreement, dated as of June 19, 2008, among Barr Laboratories, Inc., as borrower, Barr Pharmaceuticals, Inc. and certain of its subsidiaries, as guarantors, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, as lead arranger and book manager, and certain other lenders party thereto (11)

2.18	First Amendment to Credit Agreement, dated as of October 27, 2008, among Barr Laboratories, Inc., Barr Pharmaceuticals, Inc. and certain of its subsidiaries, Bank of America, N.A. and certain other lenders party thereto (10)

2.19	Guaranty, dated as of December 23, 2008, made by Teva Pharmaceutical Industries Limited in favor of each of the lenders under the Credit Agreement, dated as of June 19, 2008 (10)

2.20	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following financial information from Teva Pharmaceutical Industries Limited’s Annual Report on Form 20-F for the year ended December 31, 2009 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007; (ii) Consolidated Balance Sheets at December 31, 2009 and 2008; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2009, 2008 and 2007; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

1)	English translation or summary from Hebrew original, which is the official version.
2)	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
4)	Incorporated by reference to Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).
5)	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-116672).
6)	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-111144).
7)	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on January 27, 2004.
8)	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
9)	Incorporated by reference to Barr’s Form 8-K filed on July 26, 2006.
10)	Incorporated by reference to Teva’s Annual Report on Form 20-F for the year ended December 31, 2008.
11)	Incorporated by reference to Barr’s Form 8-K filed on June 23, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: February 22, 2010

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed integrated audits of Teva Pharmaceutical Industries Limited’s (the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2009 and 2008, and the results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for non-controlling interests as of January 1, 2009, the manner in which it accounts for convertible debt instruments as of January 1, 2009 and the manner in which it accounts for uncertain tax positions as of January 1, 2007.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Tel-Aviv, Israel	Kesselman & Kesselman
February 22, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2009	2008		2007
	(U.S. dollars in millions, except earnings per share data)
Net sales	$13,899	$11,085		$9,408
Cost of sales	6,532	5,117		4,531

Gross profit	7,367	5,968		4,877
Research and development expenses	802	786		581
Selling and marketing expenses	2,676	1,842		1,264
General and administrative expenses	823	669		637
Acquisition of research and development in process	23	1,402		—
Legal settlements, impairment, restructuring and acquisition costs	638	124		—

Operating income	2,405	1,145		2,395
Financial expense—net	202	345	*	91	*

Income before income taxes	2,203	800		2,304
Provision for income taxes	166	184	*	386	*

	2,037	616		1,918
Share in losses of associated companies—net	33	1		3

Net income	2,004	615		1,915
Attributable to non-controlling interests	4	6	**	1	**

Net income attributable to Teva	$2,000	$609		$1,914

Earnings per share attributable to Teva:
Basic	$2.29	$0.78		$2.49

Diluted	$2.23	$0.75		$2.36

Weighted average number of shares (in millions):
Basic	872	780		768

Diluted	896	820		830

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described in note 11.
**	Non-controlling interests reclassification.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(U.S. dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$1,995	$1,854
Short-term investments	253	53
Accounts receivable	5,019	4,653
Inventories	3,332	3,396
Prepaid expenses and other current assets	1,542	1,470

Total current assets	12,141	11,426
Long-term investments and receivables	534	425
Deferred taxes, deferred charges and other assets	642	492	*
Property, plant and equipment, net	3,766	3,699
Identifiable intangible assets, net	4,053	4,581
Goodwill	12,674	12,297

Total assets	$33,810	$32,920

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$1,301	$2,906
Sales reserves and allowances	2,942	2,708
Accounts payable and accruals	2,680	2,244
Other current liabilities	679	623

Total current liabilities	7,602	8,481
Long-term liabilities:
Deferred income taxes	1,741	1,723
Other taxes and long term payables	727	621
Employee related obligations	170	182
Senior notes and loans	3,494	3,654
Convertible senior debentures	817	1,821	*

Total long term liabilities	6,949	8,001

Commitments and contingencies, see note 12
Total liabilities	14,551	16,482

Equity:
Teva shareholders’ equity:
Ordinary shares as of December 31, 2009 and 2008: authorized 1,500 million shares; issued and outstanding 923 million shares and 889 million shares, respectively	49	48
Additional paid-in capital	12,880	11,673	*
Retained earnings	6,662	5,191	*
Accumulated other comprehensive income	555	390
Treasury shares—December 31, 2009 and 2008—38 million ordinary shares	(924)	(924)

	19,222	16,378	*

Non-controlling interests	37	60	**

Total equity	19,259	16,438

Total liabilities and equity	$33,810	$32,920

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described in note 11.
**	Non-controlling interests reclassification.

/S/ M. MANY	/S/ S. YANAI
M. Many Interim Chairman of the Board	S. Yanai President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Year ended December 31,
	2009	2008	2007
	(U.S. dollars in millions)
Share capital and additional paid-in capital attributable to Teva
Balance, beginning of year	$11,721	$8,475	$8,098 *
Issuance of shares and stock options on acquisitions	—	2,928	—
Conversion of convertible senior debentures	965	31	63
Exercise of options by employees	169	192	212
Stock-based compensation expense	54	63	67
Excess tax benefit on options exercised	20	32	35

Balance, end of year	$12,929	$11,721	$8,475

Retained earnings and accumulated other comprehensive income Balance, beginning of year	$5,581	$6,335	$4,015

Net income attributable to Teva	2,000	609 *	1,914 *
Other comprehensive income (loss), net of tax attributable to Teva:
Unrealized gains (losses) from available-for-sale securities, net	30	(319)	(51)
Non-credit other than temporary impairment losses	7	—	—
Reclassification adjustment on available-for-sale securities	(1)	369	* *
Currency translation adjustment	122	(1,011)	740
Other	6	(14)	26

Total comprehensive income (loss)	2,164	(366)	2,629

Dividends	(528)	(388)	(299)
Initial adoption of the uncertain tax position pronouncement	—	—	(10)

Balance, end of year	$7,217	$5,581	$6,335

Treasury shares
Balance, beginning of year	$(924)	$(982)	$(830)
Increase	—		(152)
Decrease	—	58	—

Balance, end of year	(924)	(924)	(982)

Non-controlling interests
Balance, beginning of year	$60	$36	$34
Purchase of subsidiary shares from non-controlling interests and sale of subsidiary shares in non-controlling interests	(42)	(8)	—
Acquisition of non-controlling interests	16	26	—
Net income attributable to non-controlling interests	4	6	1
Other comprehensive income	(1)	—	1

Balance, end of year	$37	$60	$36

Total equity	$19,259	$16,438	$13,864

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described in note 11.
**	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2009	2008	2007
	(U.S. dollars in millions)
Operating activities:
Net income	$2,004	$615 *	$1,915 *
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	908	490 *	499 *
Decrease (increase) in working capital items	445	76	(854)
Deferred income taxes—net and uncertain tax positions	(140)	25 *	100 *
Impairment of long lived assets	110	107	17
Stock-based compensation	54	63	67
Asset write off	—	369	—
Acquisition of research and development in process	23	1,402	—
Other items—net	(31)	84 *	69 *

Net cash provided by operating activities	3,373	3,231	1,813

Investing activities:
Purchase of property, plant and equipment	(719)	(681)	(542)
Purchase of investments and other assets	(433)	(2,155)	(5,298)
Proceeds from realization of investments	236	3,381	4,520
Acquisitions of subsidiaries, net of cash acquired	—	(4,749)	(18)
Other items—net	—	67	(15)

Net cash used in investing activities	(916)	(4,137)	(1,353)

Financing activities:
Repayment of short term loans in connection with the acquisition of Barr	(1,750)	—	—
Dividends paid	(528)	(388)	(299)
Proceeds from exercise of options by employees	169	192	212
Proceeds from long-term loans and other long-term liabilities received	445	39	37
Discharge of long-term loans and other long-term liabilities	(325)	(156)	(66)
Net increase (decrease) in other short-term credit	(252)	30	(129)
Purchase of non-controlling interests in connection with the acquisition of Barr	(42)	—	—
Excess tax benefit on options exercised	18	33	36
Purchase of treasury shares	—	—	(152)
Short term loans raised in connection with the acquisition of Barr	—	1,750	—
Redemption of convertible senior debentures	—	(141)	—
Other items—net	—	(1)	(1)

Net cash provided by (used in) financing activities	(2,265)	1,358	(362)

Translation adjustment on cash and cash equivalents	(51)	(86)	58

Net increase in cash and cash equivalents	141	366	156
Balance of cash and cash equivalents at beginning of year	1,854	1,488	1,332

Balance of cash and cash equivalents at end of year	$1,995	$1,854	$1,488

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described in note 11.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW (Continued)

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2009	2008	2007
	(U.S. dollars in millions)
Interest paid	$191	$154	$179

Income taxes paid, net of refunds	$19	$160	$197

Net change in working capital items:

	Year ended December 31,
	2009	2008	2007
	(U.S. dollars in millions)
Increase in accounts receivable and other current assets	$(181)	$(775)	$(316)
Decrease (increase) in inventories	163	(548)	(421)
Increase (decrease) in sales reserves and allowances, accounts payable and accruals and other current liabilities	463	1,399	(117)

	$445	$76	$(854)

As disclosed in note 2a:

•

On December 23, 2008, the Company completed the acquisition of Barr Pharmaceuticals, Inc. for a total consideration of $7.5 billion. An aggregate amount of $2.9 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

•	On July 22, 2008, the Company completed the acquisition of Bentley Pharmaceuticals, Inc. The aggregate purchase price paid by Teva was $366 million in cash, including transaction costs.

•	On February 21, 2008, the Company completed the acquisition of CoGenesys, Inc. Teva paid a cash purchase price of $412 million, including transaction costs.

As disclosed in note 11, in 2009, 2008 and 2007, $965 million, $89 million and $63 million, respectively, principal amount of convertible senior debentures were converted into approximately 27 million, 2 million and 3 million Teva shares, respectively, of which the 2 million shares in 2008 were treasury shares.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Company”), headquartered in Israel, together with its subsidiaries and associated companies (“Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of pharmaceuticals. The majority of the Group’s sales are in North America and Europe. The Group’s main manufacturing facilities are located in Israel, Hungary, United States, Canada, Ireland, The Czech Republic, Croatia, and Poland.

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (“Codification”). The Codification became the single authoritative source for US GAAP and changed the way in which the accounting literature is organized. As applicable to Teva, the Codification became effective commencing in the third quarter of 2009. The Codification does not change US GAAP and does not have an effect on our financial position or results of operations.

Functional currency

A major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of the remaining subsidiaries and associated companies in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars, in accordance with standards of the FASB. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Differences resulting from translation are presented in equity, under accumulated other comprehensive income.

The financial statements of subsidiaries in a highly inflationary economy are remeasured as if the functional currency were the reporting currency. A highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to sales reserves and allowances, income taxes, intangible assets, purchase price allocation on acquisitions, inventories, contingencies and valuation of goodwill and investments, mainly auction rate securities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Subsequent events

In May 2009, the FASB established a general standard of accounting for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. As applicable to Teva, this standard became effective as of June 15, 2009. In accordance with this standard, the Company has evaluated subsequent events up to the filing date of these financial statements.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. In these financial statements, “subsidiaries” are companies that are over 50% controlled, the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances are eliminated in consolidation; significant profits from intercompany sales, not yet realized outside the Group, are also eliminated; non-controlling interests are included in equity.

c.	Investee companies:

These investments are included among long-term investments and receivables. Investments in which the Company has a significant influence but which are not subsidiaries (“associated companies”) are accounted for by the equity method. Other non-marketable equity investments are carried at cost.

d.	Cash and cash equivalents:

All highly liquid investments, which include short-term bank deposits and money market instruments, that are not restricted as to withdrawal or use, and short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

e.	Inventories:

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

f.	Marketable securities:

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

Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. In April 2009, the FASB amended the existing guidance on determining whether an impairment for investments in debt securities is other-than-temporary. Effective in the second quarter of 2009, if an other-than-temporary impairment exists for debt securities, we separate the other-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

g.	Property, plant and equipment:

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, between 25 to 50 years, mainly 33 years; machinery and equipment, 8-12 years; and other assets, between 5 to 17 years, mainly 9 years.

h.	Goodwill and indefinite life intangible assets:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Indefinite life intangible assets are comprised of trade names.

Goodwill and indefinite life intangible assets are not amortized but rather tested for impairment annually at December 31 of each year, or whenever events or circumstances present an indication of impairment.

i.	Definite life intangible assets:

Definite life intangible assets consist mainly of acquired marketing and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries.

Definite life intangible assets are amortized using mainly the straight-line method over their estimated period of useful life of between 5 to 20 years, mainly 12 years. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling and marketing expenses.

j.	Impairment in value of long-lived assets:

The Company tests long-lived assets, including definite life intangible assets, for impairment, whenever events or circumstances present an indication of impairment. When required, the Company records charges for impairment of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets (see also notes 6 and 7).

k.	Convertible senior debentures:

Effective January 1, 2009, the Company adopted an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement) in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. This requires bifurcation of a component of the debt, classification of that component in equity and accretion of the resulting discount on the debt to be recognized as part of interest expense in the consolidated statement of income.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

l.	Comprehensive income:

Comprehensive income, net of related taxes where applicable, includes, in addition to net income: (i) currency translation adjustments; (ii) unrealized holding gains and losses on available-for-sale securities; (iii) gains in respect of derivative instruments designated as a cash flow hedge and (iv) additional minimum pension liability.

m.	Treasury shares:

Treasury shares are presented as a reduction of Teva shareholders’ equity, at their cost to Teva, under “Treasury shares”.

n.	Contingencies:

The Company and certain of its subsidiaries are involved in various patent, product liability, consumer, commercial, and environmental claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable and we record anticipated recoveries under existing insurance contracts when assured of recovery.

o.	Tax contingencies:

Effective January 1, 2007, upon the adoption of a new pronouncement which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, the Company records accruals for uncertain tax positions. Those accruals are recorded to the extent that the Company concludes that a tax position is not sustainable under a “more-likely-than-not” standard. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

The adoption of the new pronouncement resulted in a reclassification of certain tax liabilities from current to non-current and in no material cumulative impact on retained earnings. The total amount of unrecognized tax benefits as of the date of adoption of the pronouncement, inclusive of interest and penalties, was $286 million, of which $230 million would have affected the effective tax rate if recognized.

p.	Revenue recognition:

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

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the single largest component of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

customer following decreases in the invoice or contract price of the related product. Where there is a historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

q.	Research and development expenses:

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

In connection with business combinations consummated through December 31, 2008, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to “acquisition of research and development in process” at the acquisition date. Commencing January 1, 2009, acquired in-process R&D will no longer be expensed on acquisition, but capitalized and assessed for impairment at least annually and amortized over its useful life.

In-process R&D acquired as part of an asset purchase is expensed as incurred.

r.	Income taxes:

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment is recognized in the statement of income. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) Amounts of tax-exempt income generated from the Company’s current approved enterprises (see note 14f) as Teva intends to permanently reinvest these and does not intend to distribute dividends from such income.

(3) Dividends distributable from the income of foreign companies in the Group, as the Company does not expect these companies to regularly distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

s.	Concentration of credit risks:

Most of the Group’s cash, cash equivalents and marketable securities were deposited with U.S., European and Israeli banks and financial institutions, amounted to $2.5 billion at December 31, 2009, and were comprised mainly of cash deposits.

The generic industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. North America constitutes approximately 62% of our consolidated sales and 31% of total trade accounts net of sales reserves and allowances. The exposure of credit risks relating to trade receivables is limited, due to the relatively large number of Group customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

t.	Derivatives:

Teva carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts and written and purchased currency options). The transactions are designed to hedge the currency exposure on identifiable assets and liabilities in currencies other than the functional currency.

Derivatives that do not qualify for hedge accounting are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in “financial expenses—net”. Derivatives that do qualify as a fair value hedge are recognized on the balance sheet at their fair value, with changes in the fair value carried concurrently with the carrying amount of the hedged asset or liability.

Net premiums and discounts received (paid) on economic hedges amounted to $(9) million, $140 million and $90 million for the years ended December 31, 2009, 2008, and 2007, respectively. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the statements of cash flows.

u.	Earnings per share:

Basic earnings per share are computed by dividing the net income attributable to Teva by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares and fully vested restricted stock units (“RSUs”)) outstanding during the year, net of treasury shares.

In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested RSUs granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures and subordinated notes using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures and subordinated notes.

v.	Stock-based compensation:

The Company accounts for stock based compensation to employees in accordance with “Share-Based Payment” accounting standard, which was adopted effective January 2006. The Company measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option’s expected life and the price volatility of the underlying stock.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Beginning in 2008, we gathered additional detailed historical information about the specific exercise behavior of our grantees, which we used to determine the expected term. Teva values restricted stock units (“RSUs”) based on the market value of the underlying stock at the date of grant. Teva recognizes the estimated fair value of option-based awards, net of estimated forfeitures, as stock-based compensation costs using the graded vesting attribution method.

w.	Shipping and handling costs:

Shipping and handling costs, which amounted to $158 million, $154 million and $126 million for the years ended December 31, 2009, 2008 and 2007, respectively, are included in selling and marketing expenses.

x.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were $212 million, $87 million and $78 million, respectively.

y.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

z.	Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities as well. The adoption did not have a significant effect on the Company’s financial statements (refer to note 3).

aa.	Collaborative arrangements:

In November 2007, the FASB ratified accounting guidance relating to “Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property.” The guidance defines collaborative agreements as a contractual arrangement in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. Additionally, it requires that revenue generated and costs incurred on sales to third parties as it relates to a collaborative agreement be recognized as gross or net, based on accounting guidance relating to “Reporting Revenue Gross as a Principal versus Net as an Agent.” Essentially, this requires the party that is identified as the principal participant in a transaction to record the transaction on a gross basis in its financial statements. It also requires payments between participants to be accounted for in accordance with already existing generally accepted accounting principles, unless none exist, in which case a reasonable, rational, consistent method should be used.

ab.	Segment reporting:

The accounting pronouncement “Disclosure about Segments of an Enterprises and Related Information” establishes reporting and disclosure standards for operating segments of a company, and company wide disclosures.

Formerly, Teva reported two operating segments, Pharmaceutical business and Active Pharmaceutical Ingredients (“API”) business. These two segments were managed separately.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In 2009, following the acquisition of Barr at the end of 2008, Teva reevaluated its organization structure under a notion of “One Teva” with functional based units of a front-end (products offerings) and back-end (operations and R&D) unified organization. Accordingly, API is no longer managed separately and it is now managed under the Pharmaceutical business.

Following such changes, Teva reassessed its operating segments and concluded that it has one operating segment. Entity-wide disclosures on sales and property, plant and equipment are presented in note 18.

ac.	Recently issued accounting pronouncements:

In June 2009, the FASB updated accounting guidance relating to variable interest entities. As applicable to Teva, this will become effective as of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. As applicable to Teva, the adoption of the new guidance will not have a material impact on the consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. Teva is currently evaluating the impact that the adoption would have on its consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to Teva, this will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to Teva, the adoption of the new guidance will not have a material impact on its consolidated financial statements.

NOTE 2—CERTAIN TRANSACTIONS:

a.	Acquisitions:

1) Acquisition of Barr Pharmaceuticals, Inc.

On December 23, 2008, Teva acquired the total shareholdings and control of Barr Pharmaceuticals, Inc. (“Barr”) for $4.6 billion in cash and approximately 69 million shares, representing approximately 8% of the issued and outstanding share capital of Teva at that time before the transaction. For accounting purposes, the transaction was valued at $7.5 billion (including transaction costs), based on the aggregate of the cash consideration and the average of the closing price of a Teva share during the five day period commencing two trading days before the announcement date of the merger with Barr. The cash consideration of $4.6 billion was financed with Teva’s own resources and bridge loans received from Israeli banks.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of Teva commencing January 1, 2009. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Under the terms of the merger agreement, Barr shareholders received 0.6272 Teva shares and $39.90 in cash for each Barr share.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to Barr’s balance sheet as of December 31, 2008:

U.S. $ in millions
Current assets	$2,447
Investments and other non-current assets	263
Property, plant and equipment	842
Identifiable intangible assets:
Existing products and trade name	2,784
Research and development in-process	988
Goodwill	4,638

Total assets acquired	11,962

Current liabilities	1,594
Long-term liabilities, including deferred taxes	2,790
Non-controlling interests	42

Total liabilities assumed and non-controlling interests	4,426

Net assets acquired	$7,536

Cost of investment
Issuance of shares and stock options	$2,928
Cash paid	4,574
Transaction costs	34

$7,536

An amount of $988 million of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. This amount was charged to operating expenses upon acquisition.

Research and development in-process related to approximately 40 products and product groups, having values of up to approximately $160 million, with an average value of approximately $30 million per product, and included three products with a value in excess of 10% of the total value. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a range of discount rates of between 11% and 14% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which may vary among the individual products. Material net cash inflows are expected to commence during 2010. Out of the 40 products and product groups mentioned above, four have been launched through December 31, 2009.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

An amount of $2,784 million of the purchase price was allocated primarily to existing products, as described above. The Company is amortizing existing products over periods ranging from 5 to 15 years. Additional restructuring provisions recorded include $454 million, mainly related to severance pay, termination of certain agreements and other exit costs, of which $204 million has been paid through December 31, 2009. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition not attributed to acquired research and development in-process amounted to $4,638 million, and was allocated to goodwill.

Below are certain pro forma combined statement of income data for the years ended December 31, 2008 and 2007, as if the acquisition of Barr had occurred on January 1, 2008 and 2007, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets, mainly product rights; (b) estimated additional interest expense due to: (i) variable interest debt acquired in connection with the merger; and (ii) add-back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition; (c) pharmaceutical products divested as part of the regulatory requirements for approving the deal, and the expensing of acquired research and development in process; (d) elimination of intercompany sales; (e) elimination of net sales related to the divestiture of certain overlapping products; and (f) inclusion of shares and options issued as a result of the acquisition in the earnings per share computation. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2008 and 2007, respectively, nor is it necessarily indicative of future results.

	Year Ended December 31,
	2008	2007
	(U.S. $ in millions, except earnings per share) (Unaudited)
Net sales	13,747	11,733

Net income*	145	505

Earnings per share:
Basic*	0.17	0.60

Diluted*	0.16	0.56

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described in note 11.

2) Acquisition of Bentley Pharmaceuticals, Inc.

On July 22, 2008, Teva acquired the total shareholdings and control of Bentley Pharmaceuticals, Inc. (“Bentley”), which at the conclusion of the transaction was comprised solely of its generic pharmaceutical operations. The aggregate purchase price paid by Teva was $366 million in cash, including transaction costs.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of July 22, 2008, based on an appraisal performed by management, including the assistance of independent appraisers. The results

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of operations of Bentley have been included in the consolidated statements of income commencing August 1, 2008. Approximately $170 million was allocated to identifiable intangible assets, comprised mainly of existing products. The Company is amortizing identifiable intangible assets over periods ranging from 8 to 15 years, mainly 15 years. An amount of $32 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. This amount was charged to operating expenses upon acquisition.

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

An amount of $382 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. Research and development in process related to five products, having values of up to $171 million, with an average value of $76 million per product. These drug development projects are still in clinical trials and were valued using the income approach, known as the Multi-Period Excess Earnings Approach. This amount was charged to operating expenses upon acquisition. An amount of $30 million was allocated to net tangible assets and liabilities.

b.	Significant cooperation agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have and to otherwise share development cost or litigation risks. The Company’s most significant agreements of this nature are summarized below.

1)	With Kowa:

On September 24, 2008, Teva and Kowa Company, Ltd. signed a definitive agreement to establish a leading generic pharmaceutical company in Japan. The company, Teva-Kowa Pharma Co. Ltd., seeks to leverage the marketing, research and development, manufacturing and distribution capabilities of both companies to become a supplier of high quality generic pharmaceutical products for the Japanese market. Each of Teva and Kowa has a 50% stake in Teva-Kowa Pharma Co. Ltd., which became operational in 2009.

On December 24, 2009, Teva-Kowa Pharma Co., Ltd. signed a definitive agreement to acquire a majority of the outstanding shares of Taisho Pharmaceutical Industries, Ltd (“Taisho”). Under the terms of the agreement, Teva-Kowa Pharma purchased 68.9% of Taisho’s shares.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Teva records its share of the joint venture under share in losses of associated companies—net.

2)	With-Lonza:

On January 20, 2009, Teva signed a definitive agreement with Lonza Group Ltd. to establish a joint venture to develop, manufacture and market a number of affordable, effective and safe generic equivalents of a selected portfolio of biologic pharmaceuticals. The joint venture commenced activities in May 2009.

Each of Teva and Lonza Group Ltd. has a 50% stake in the joint venture. Teva records its share of the joint venture under share in losses of associated companies—net.

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

In December 2006, Teva entered into an agreement with Impax Laboratories, Inc. and Anchen Pharmaceuticals, Inc. for the marketing of the generic version of Wellbutrin XL® tablets, 300 mg, the branded product marketed by GlaxoSmithKline. In accordance with the agreement, Anchen took the regulatory steps necessary to permit Impax to obtain final FDA approval of Impax’s bupropion hydrochloride extended-release tablets, 300 mg and for Teva to sell the product within Anchen’s 180-day exclusivity period. In return, Anchen received certain payments, both during and after the exclusivity period. Pursuant to Teva’s 2001 agreement with Impax, Teva has U.S. marketing rights to Impax’s version of this product and commenced sales in December 2006. In addition, Teva received a license to sell the generic version of Wellbutrin® ER tablets, 150 mg, beginning in 2008.

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

In April 2008, Teva took over the U.S. and Canadian distribution of Copaxone®. Under the terms of the agreements, sanofi-aventis is entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® for an additional two-year period, which is recorded under selling and marketing expenses. As a result, since April 1, 2008, Teva reflects higher North American sales, at in-market prices, of Copaxone®. Also, since such date, certain sales and marketing costs incurred by Teva are no longer reimbursed by sanofi-aventis; previously, such reimbursements were recorded as a reduction of selling and marketing expenses.

Commencing in 2009, and to a greater extent by 2012, Teva expects to gradually assume the distribution of Copaxone® in Europe and other territories covered under these agreements, at which time sanofi-aventis will be entitled to pre-agreed termination payments for a period of two years, after which these agreements with sanofi-aventis will terminate.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6)	With OncoGenex Pharmaceuticals:

In December 2009 Teva and OncoGenex Pharmaceuticals, Inc. entered into a global license and collaboration agreement to develop and commercialize OGX-011, as well as an agreement to purchase shares in OncoGenex. OGX-011 is a Phase III cancer therapy designed to inhibit cancer treatment resistance.

The agreement is expected to further enhance Teva’s oncology offerings and strengthen its global branded product pipeline with a promising product candidate entering three Phase III trials involving large patient populations. Teva and OncoGenex will collaborate on a global Phase III clinical program, with two Phase III clinical trials expected to be initiated in 2010.

Under the terms of the collaboration and share purchase agreements, Teva paid OncoGenex an initial cash payment of $60 million, which includes the equity investment in OncoGenex common stock and the upfront payment and prepayment for OncoGenex’s contribution to the development costs of OGX-011. OncoGenex will be eligible to receive up to $370 million in additional cash payments upon achievement of various milestones, including regulatory milestones and sales targets. In addition, OncoGenex will receive tiered royalties on sales of the product with the royalty percentage ranging from the mid-teens to the mid-twenties, depending upon the amount of net sales. Teva is responsible for all commercialization and development expenses. OncoGenex retains an option to co-promote OGX-011 in the U.S. and Canada.

c.	Agreements with related parties:

In 2008, Teva granted OPKO Ophthalmics, LLC an exclusive worldwide license to use Teva’s existing nebulized budesonide inhalation solution to develop and commercialize a therapeutic treatment exclusively for ophthalmic indications. OPKO Ophthalmics, LLC is a development stage specialty healthcare company owned by a public holding company, OPKO Health, Inc., which is controlled by Dr. Phillip Frost, Teva’s Vice Chairman of the Board. Dr. Frost also serves as Chairman of the Board of Directors and CEO of OPKO Health, Inc.

In 2008, Teva entered a Share Purchase Agreement and Research and Exclusive License Option Agreement with NovoTyr Therapeutics Ltd., which develops novel inhibitors of insulin-like growth factor receptor (IGF1R). NovoTyr was established in 2005 in Meytav Incubator, whose Chairman until December 2008 was Aharon Schwartz, Teva’s VP – Innovative Ventures. Meytav is controlled by Biomedix, which is controlled by Pontifax. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Pontifax and owns certain equity interests in Pontifax.

In 2007, Teva and Se-cure Pharmaceuticals Ltd. entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

Teva and Jexys Medical Research Services & Development Co. Ltd entered in December 2006 into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva has invested in Jexys while maintaining its option for exclusive license. Harold Snyder, a recently deceased director of Teva, was a shareholder of Jexys, and Arik Yaari, Teva’s Group Vice President—Teva Generic Systems, is a director and shareholder of Jexys.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development, using Protalix’s plant cell culture platform, of two proteins. During 2009, Teva terminated the two ongoing development projects with Protalix. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix. Mr. Hurvitz and Dr. Phillip Frost, Teva’s Vice Chairman of the Board, each own certain equity interests in Protalix.

The Group leases office space from an affiliate of Dr. Frost, for an annual rent of less than $0.5 million.

NOTE 3—FAIR VALUE MEASUREMENT:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities as well. The adoption did not have a significant effect on the Company’s financial statements.

In April 2009, the FASB issued additional guidance on factors to consider when estimating fair value consequent to a significant decrease in market activity for a financial asset. As applicable for Teva, this guidance became effective for interim and annual periods starting April 1, 2009, and did not have a material impact on the Company’s consolidated financial statements.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

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

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of December 31, 2009 are classified in the table below in one of the three categories described above:

	December 31, 2009 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$512	$—	$—	$512
Cash deposits and other	1,483	—	—	1,483
Marketable securities*
Auction rate securities	—	—	75	75
Collateral debt obligations	13	—	1	14
Equity securities	104	—	—	104
Structures	—	37	—	37
Other—mainly debt securities	240	—	—	240
Derivatives—net**	—	(11)	—	(11)

Total	$2,352	$26	$76	$2,454

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31, 2008 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,854	$—	$—	$1,854
Marketable securities*
Auction rate securities	—	—	98	98
Collateral debt obligations	13	1	—	14
Equity securities	11	—	—	11
Structures	—	36	—	36
Other	53	—	—	53
Derivatives—net**	—	(61)	—	(61)

Total	$1,931	$(24)	$98	$2,005

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency and option contracts and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2009	2008
	U.S. $ in millions
Carrying value as of January 1	$98	$331
Amount realized	(8)	(8)
Change from Level 1 to Level 3 due to lack of active market	—	58
Change from Level 2 to Level 3 due to lack of active market	1	—
Acquisition of Barr	—	13
Net change to fair value:
Included in earnings— financial expenses	(2)	(343)
Included in other comprehensive income	(13)	47

Carrying value as of December 31	$76	$98

The financial instruments of the Group consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables of the Group is usually identical or close to their carrying value (refer to note 1t). The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the convertible senior notes, debentures and interest rate swap agreements included under long-term liabilities amounted to $2,150 million at December 31, 2009 (December 31, 2008—$3,640 million), based on quoted market values and prevailing market rates.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values and the carrying amounts of derivatives and senior convertible notes and debentures with an earliest date of redemption within 12 months are assets of $20 million and liabilities of $771 million at December 31, 2009, and assets of $65 million and liabilities of $689 million at December 31, 2008. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. On April 1, 2009, the Company adopted an accounting pronouncement which changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. As of date of adoption, the credit loss was $343 million and at December 31, 2009, the credit loss was $293 million, taking into consideration the sale of auction rate securities during 2009. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

NOTE 4—MARKETABLE SECURITIES:

1)	Available-for-sale securities: Comprised mainly of debt securities.

At December 31, 2009 and 2008, the fair value, cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2009	$983	$1,266	$51	$14
December 31, 2008	$429	$823	$5	$9

As of December 31, 2009, the gross unrealized holding losses of $14 million were comprised primarily of failed auction rate securities, which were in an unrealized loss position. The fair value for those auction rate securities, as explained in note 1f, was determined using a valuation model.

2)	The marketable securities which are comprised substantially of available-for-sale debt securities, are classified as long-term or short-term based on the intended time of realizing the security.

Marketable securities are presented in the balance sheets as follows:

	December 31,
	2009	2008
	(U.S. $ in millions)
Cash and cash equivalents	$513	$217
Short-term investments	253	53
Long-term investments and receivables	217	159

	$983	$429

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The contractual maturities of debt securities, including treasury bills, are as follows:

December 31, 2009
(U.S. $ in millions)
2010	$571
2011	94
2012	114
2013	9
2014	9
2015 and thereafter	82

$879

NOTE 5—INVENTORIES:

Inventory consisted of the following:

	December 31,
	2009	2008
	(U.S. $ in millions)
Raw and packaging materials	$1,072	$966	*
Products in process	522	559
Finished products	1,658	1,841	*

	3,252	3,366
Materials in transit and payments on account	80	30

	$3,332	$3,396

*	Reclassified.

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2009	2008
	(U.S. $ in millions)
Land*	$366	$293
Buildings	1,507	1,568
Machinery and equipment	2,679	2,363
Motor vehicles, computer equipment, furniture and other assets	828	742
Payments on account	311	277

	5,691	5,243
Less—accumulated depreciation and amortization	1,925	1,544

	$3,766	$3,699

*	Land includes long-term leasehold rights in various locations, with useful lives of approximately 99 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Depreciation expenses were $426 million, $308 million and $273 million in the years ended December 31, 2009, 2008 and 2007, respectively. During the year ended December 31, 2009, we had an impairment of property, plant and equipment amounted to $68 million.

NOTE 7—GOODWILL AND INTANGIBLE ASSETS:

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
	(U.S. $ in millions)
Balance as of January 1,	$12,297	$8,407
Changes during year:
Goodwill acquired during the year*	315	4,490
Translation differences	69	(576)
Reduction of goodwill	(7)	(24)

Balance as of December 31,	$12,674	$12,297

*	In 2009, represents adjustments to the goodwill of Barr (which was acquired in 2008) in respect of changes in estimates during the allocation period relating mainly to contingencies, restructuring, property, plant and equipment, intangible assets and other accruals.

b.	Intangible assets:

1)	Intangible assets consisted of the following:

	Original amount		Accumulated amortization		Amortized balance
	December 31,
	2009	2008	2009	2008	2009	2008
	(U.S. $ in millions)
Product rights	$5,212	$5,259	$1,256	$769	$3,956	$4,490
Trade names	97	91	—	—	97	91

Total	$5,309	$5,350	$1,256	$769	$4,053	$4,581

2)	Amortization of intangible assets amounted to $485 million, $180 million and $221 million in the years ended December 31, 2009, 2008 and 2007, respectively.

3)	Impairment of intangible assets amounted to $42 million, $107 million and $4 million in the years ended December 31, 2009, 2008 and 2007, respectively.

4)	As of December 31, 2009, the estimated aggregate amortization of intangible assets for the years 2010 to 2014 is as follows: 2010—$510 million; 2011—$427 million; 2012—$417 million; 2013—$415 million and 2014—$383 million.

c.	As of December 31, 2009, 2008 and 2007, the Company determined that there was no impairment with respect to either goodwill or other indefinite lived intangible assets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—SHORT TERM DEBT:

	December 31,
	2009	2008
	(U.S. $ in millions)
Banks and financial institutions	$96	$2,097
Convertible debentures	641	575
Current portion of long term senior notes and loans	564	234

	$1,301	$2,906

Short-term debt is comprised of loans, mainly from banks, senior convertible notes and debentures with an earliest date of redemption within 12 months, the current portion of long-term loans and bank overdrafts. Loans were obtained from banks at a weighted average interest rate of 0.9% and 1.7% at December 31, 2009 and 2008, respectively.

In December 2008, Teva borrowed $1.75 billion in short term loans in connection with the Barr acquisition. These loans were repaid during the course of 2009.

As of December 31, 2009, the Group had approximately $1,530 million available under unused lines of credit.

NOTE 9—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2009	2008
	(U.S. $ in millions)
Accrued severance pay	$113	$124
Defined benefit plans	57	58

Total	$170	$182

As of December 31, 2009 and 2008, the Group had $96 million and $91 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

The Company expects to contribute approximately $73 million in 2010 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

The main terms of the different arrangements with employees are described in b. below.

b.	Terms of arrangements:

1)	Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. Pension plans for employees are under collective labor agreements. The pension liabilities with respect to that portion of 72% covered by these pension plans

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

2)	Europe

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

3)	North America

The North American subsidiaries mainly provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

4)	Latin America

The majority of the employees in Latin America are entitled to severance under local law. The severance payments are calculated based on service term and employee remuneration and accruals are maintained to reflect these amounts.

The Company expects to pay the following future minimum benefits to its employees: $8 million in 2010; $10 million in 2011; $13 million in 2012; $13 million in 2013; $11 million in 2014 and $72 million in 2015-2019. These amounts, as they relate to the Israeli subsidiaries, were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

NOTE 10—SENIOR NOTES AND LOANS:

a.	Senior notes and loans consisted of the following:

	Interest rate as of December 31, 2009	December 31,
		2009	2008
	%	(U.S. $ in millions)
Credit facilities (1)	1.7	$1,605	$1,885
Senior notes (2)		1,490	1,480
Loans, mainly from banks (3)(5)	0.9 to 2.3	948	508
Debentures (4)(5)	7.2	15	15

		4,058	3,888
Less—current portion (included under “short-term debt”)		(564)	(234)

		$3,494	$3,654

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(1)	In connection with the Barr acquisition. Barr had entered into an unsecured senior term and revolving credit facilities agreement with a syndicate of lending banks, arranged by Bank of America. Due to the acquisition of Barr by Teva, the agreements were amended in order to waive the lenders’ right to call Barr’s debt upon the change in control connection with the acquisition, thereby allowing the outstanding obligations under the credit facilities to remain in place following the closing of the acquisition. As part of the amendments, Teva guaranteed Barr’s obligations under the facilities.

The facilities have outstanding balances of approximately $1,605 million that mature until 2013, mainly in 2011 and bear interest determined on the basis of USD LIBOR.

(2)	In January 2006, $1 billion principal amount of 6.15% Senior Notes due 2036 and $500 million principal amount of 5.55% Senior Notes due 2016 were issued in connection with the acquisition of Ivax Corporation. In 2008, Teva repurchased $20 million of the senior notes. In July 2009, the Company entered into three interest rate swap agreements with respect to its $493 million principal amount 5.55% Senior Notes due 2016 (see note 15). The purpose of the transactions was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of six months LIBOR plus an average spread of 1.98% on the $493 million principal amount, as compared to the original 5.55% fixed rate. The above transactions qualify for hedge accounting.

(3)	The balance as of December 31, 2009 and 2008 is mainly composed of:

(i.)	A syndicated loan denominated in Euros (mainly) and British Pounds in the amount of $330 million. The loan is due in 2010 and bears interest determined on the basis of Euro LIBOR (mainly) and British Pound LIBOR.

(ii.)	A loan from Bank Leumi USA denominated in Canadian Dollars in the amount of $159 million and $138 million, respectively. The loan is due in 2011 and bears interest determined on the basis of Canadian Dollar LIBOR.

(iii.)	Loans from the European Investment Bank (EIB) denominated in Euro (mainly) and USD in the amount of $433 million. The loans are due in 2015 and bear interest determined on the basis of Euro LIBOR (mainly) and USD LIBOR.

(4)	The balance as of December 31, 2009 and 2008 is comprised of a debenture with a principal amount of $15 million which was issued in 1998 in a private placement to institutional investors in the United States for a period of 20 years at a fixed annual interest rate of 7.2%.

(5)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2009, the Company met all financial covenants.

b.	As of December 31, 2009, the required annual principal payments of long-term debt, starting with the year 2011, are as follows: 2011—$1,345 million; 2012—$35 million; 2013—$168 million; 2014—$6 million; 2015 and thereafter—$1,940 million. The above does not include the convertible senior debentures described in note 11.

c.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—CONVERTIBLE SENIOR DEBENTURES:

As detailed below, Teva issued convertible senior debentures unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any. Interest on each of the debentures is payable on a semi-annual basis. Unless previously redeemed or repurchased, under certain circumstances set forth in the related offering document, holders of the debentures may convert them into shares at the conversion prices detailed below.

As further described in the below table, Teva may redeem some or all of its debentures from and after a certain date. Similarly, holders of Teva’s debentures may require Teva to repurchase their debentures on certain dates, as described below, as well as upon the occurrence of certain events specified in the relevant offering document. With respect to its debentures due 2024, Teva may elect to pay the required repurchase price either in cash or Teva shares (as set forth in the related offering document); with respect to its debentures due 2026, Teva must pay the repurchase price in cash.

Convertible senior debentures issued during the year ended December 31, 2006 have no contingent feature and are convertible at any time.

The main terms of these debentures are summarized in the following table:

Month issued	Issuer	Footnote	Annual interest rate	Initial principal amount	Principal amount at December 31, 2009	Year due	Conversion price	Number of Teva ordinary shares issuable upon full conversion at December 31, 2009	Earliest future date of redemption at issuer’s option/repurchase at holder’s option
			%	(U.S. $ in millions)	(U.S. $ in millions)		$	(in millions)
January 2004	Teva Pharmaceutical Finance II, LLC
	Series A	(1)	0.50	$460	$37	2024	36.98	1	Redemption on demand by issuer/ February 1, 2014 by holders

	Series B	(1)	0.25	$634	$67	2024	34.40	2	February 1, 2010 by both issuer and holders

January 2006	Teva Pharmaceutical Finance Company B.V.		1.75	$818	$814	2026	50.56	16	February 1, 2011 by both issuer and holders

January 2006	Teva Pharmaceutical Finance Company, LLC	(2)	0.25	$575	$575	2026	46.51	(See footnote 2)	On demand by issuer/ February 1, 2011 by holders

(1)	Holders of the debentures issued in 2004 may convert the debentures into Teva shares under certain conditions detailed in the related offering document; inter alia, holders of these debentures may surrender their debentures for conversion into Teva shares during any conversion period (as defined) if the trading prices of Teva shares were more than 130% of the conversion price for twenty trading days within the first thirty trading days of each quarter (“price threshold condition”).
(2)	These convertible senior debentures due 2026 include a “net share settlement” feature according to which the principal of the debentures will be paid in cash and in the case of conversion, only the residual conversion value above the principal will be paid in Teva shares. Due to the “net share settlement” feature, these convertible senior debentures are classified under short-term debt and current maturities of long term liabilities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In 2009, 2008 and 2007, debentures with a principal amount of $965 million, $89 million and $63 million, respectively, were converted into approximately 27 million, 2 million and 3 million shares of the Company, respectively.

Of the $965 million principal amount which was converted in 2009, $412 million principal amount is related to Teva’s 0.5% convertible senior debentures due 2024 and $553 million principal amount is related to Teva’s 0.25% convertible senior debentures due 2024. The $89 million principal amount which was converted in 2008 related to the convertible senior debentures acquired in connection with the Ivax acquisition. The $63 million principal amount which was converted in 2007 related to Teva’s 0.375% convertible senior debentures due 2022.

In 2008, Teva redeemed $141 million principal amount of convertible senior debentures acquired in connection with the Ivax acquisition.

The number of Teva ordinary shares issuable upon full conversion is subject to adjustments in certain circumstances, as detailed in the related offering document.

The convertible senior debentures, including accrued interest, are reflected in the balance sheets among:

	December 31,
	2009		2008
	(U.S. $ in millions)
Current liabilities	648	**	584	**
Long-term liabilities	817		1,821	*

	1,465		2,405

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described below.

**	Including accrued interest in the amount of $7 million and $9 million as of December 31, 2009 and December 31, 2008, respectively.

Effective January 1, 2009, the Company adopted an accounting pronouncement issued in May 2008 that requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. This requires bifurcation of a component of the debt, classification of that component in equity and accretion of the resulting discount on the debt to be recognized as part of interest expense in the consolidated statement of income. This requires retroactive application to the terms of instruments as they existed for all periods presented. The adoption primarily affects the accounting for the Company’s 0.25% senior convertible debentures due 2026 and 1.75% senior convertible debentures due 2026.

The retroactive application of this pronouncement resulted in (i) an increase in the opening balance in 2009 of additional paid-in capital of $175 million and a decrease in retained earnings of $97 million, (ii) an increase in financial expenses for the years ended December 31, 2008 and December 31, 2007 of $27 million and $49 million, respectively, (iii) a decrease in income taxes for the years ended December 31, 2008 and December 31, 2007 of $1 million and $11 million, respectively, and (iv) a decrease in basic earnings per share of $0.03 and $0.05 for the years ended December 31, 2008 and December 31, 2007, respectively and a decrease in diluted earnings per share of $0.03 and $0.02 for the years ended December 31, 2008 and December 31, 2007, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Operating leases:

As of December 31, 2009, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2010—$64 million; 2011—$54 million; 2012—$41 million; 2013—$22 million; 2014—$16 million; 2015 and thereafter—$55 million.

The lease fees expensed in each of the years ended December 31, 2009, 2008 and 2007 were $67 million, $45 million and $51 million, respectively, of which an amount of less than $0.5 million, $1 million and $2 million were to related parties in the years ended December 31, 2009, 2008 and 2007, respectively.

2)	Royalty commitments:

a) The Company is committed to pay royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods, not exceeding 20 years, commencing on the date of the first royalty payment.

The Company has also undertaken to pay royalties to the Government of Israel, at the rates of 2% to 5% of sales relating to certain products, the development of which was funded by the Office of the Chief Scientist. The royalties due to the Government are linked to the amount of participation, in dollar terms (in respect of research grants commencing 1999—with the addition of dollar LIBOR interest). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The maximum amount of the contingent liability in respect of royalties to the Government as of December 31, 2009 amounted to $1 million.

b) Royalty expense included in cost of sales for the years ended December 31, 2009, 2008 and 2007 was $402 million, $231 million and $186 million, respectively.

b.	Contingent liabilities:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of such actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, no provision has been made in Teva’s financial statements for any of such actions except as otherwise noted below under accounts payable and accruals. Furthermore, based on currently available information, Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation. Although the legislation concerning generic pharmaceuticals, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available products continues to expand, the number of product liability claims asserted against Teva has increased. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Matters

In 1992, Teva Canada Limited (“Teva Canada” which was then known as Novopharm Limited), commenced sales of zidovudine or azidothymidine (AZT), which is a generic version of Retrovir®. Teva Canada ceased sales of AZT in December 2002, when the Supreme Court of Canada upheld the patent as valid and infringed. Although the patent subsequently expired, in March 2006, Teva Canada has not resumed sales of AZT. A provision for this matter has been included in the financial statements. The trial to quantify damages is presently scheduled for the first half of 2011.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004, based on IMS data. Teva’s subsidiary IVAX also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and IVAX. On September 21, 2007, the Court of Appeals for the Federal Circuit (“Federal Circuit”) reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

infringement, Teva could be required to indemnify Alpharma against damages and be enjoined from selling its gabapentin products until patent expiry. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are the AB-rated generic versions of AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004, based on IMS data. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Following the expiration of the patent in April 2007, the United States District Court for the Southern District of New York issued a trial opinion in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. In August 2008, the Federal Circuit affirmed the District Court’s decision. A separate litigation against Teva was also pending. On January 7, 2010, the parties entered into a settlement agreement that resolved the matter. A provision for the settlement payment has been included in the financial statements.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006, based on IMS data. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. In May 2007, the District Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. On May 18, 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. On January 11, 2010, the United States Supreme Court denied Abbott’s petition for certiorari. The case has been remanded to the District Court. No trial date has been scheduled. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products until patent expiry.

In May 2007, Teva commenced sales of its 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg amlodipine besylate/benazepril capsules. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007, based on IMS data. In June 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products until patent expiry.

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007, based on IMS sales. In June 2007, the Federal Court of Canada denied Lilly’s request for an application to prohibit the Minister of Health from issuing Teva Canada’s final regulatory approval. Shortly after the launch by Teva Canada, Lilly filed an action for patent infringement. The trial was completed on April 3, 2009, and on October 5, 2009, the patent at issue, which was otherwise set to expire on April 24, 2011, was held to be invalid. Lilly has appealed. Were Lilly ultimately to be successful in overturning the decision at the Federal Court of Appeal, Teva Canada could be required to pay damages related to its sales of olanzapine tablets and be enjoined from selling those products until patent expiry.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In September 2007, Teva commenced sales of its 125 mg, 250 mg and 500 mg famciclovir tablets, which are the AB-rated generic versions of Novartis’ Famvir®. Famvir® had annual sales of approximately $200 million for the twelve months ended June 2007. In September 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits as to Teva’s invalidity and inequitable conduct defenses on the compound patent, based on the record before the Court. In June 2008, the Federal Circuit denied Novartis’ appeal of the denial of the preliminary injunction. On November 18, 2009, the jury upheld the validity of the compound patent. Teva was also in litigation with Novartis in the United States District Court for the District of New Jersey on a patent concerning a method for the treatment of post-herpetic neuralgia. On February 15, 2010, Teva and Novartis entered into a settlement agreement pursuant to which both litigations have been dismissed. A provision for these matters has been included in the financial statements.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007, based on IMS data. In September 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense on the compound patent, based on the record before the Court. On May 14, 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. The patent at issue expires on January 19, 2011, including pediatric exclusivity. Trial on liability issues is currently scheduled to begin on April 5, 2010. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from further selling those products until patent expiry.

In August 2008, Barr commenced sales of its 4 mg, 8 mg and 12 mg galantamine immediate release (IR) tablets. Galantamine IR tablets are the AB-rated generic versions of Ortho-McNeil and Janssen’s Razadyne®, which had annual sales of approximately $98 million for the twelve months ended September 2008, based on IMS data. Prior to launching the product, the United States District Court for the District of Delaware held that the one Orange Book method patent, which expired in December 2008, was invalid. On September 25, 2009, the Federal Circuit affirmed the District Court’s invalidity ruling. As Ortho-McNeil did not file an appeal, the case is closed.

In October 2008, Barr commenced sales of its 8 mg, 16 mg and 24 mg galantamine extended release (ER) capsules. Galantamine ER capsules are the AB-rated generic versions of Ortho-McNeil and Janssen’s Razadyne ER®, which had annual sales of approximately $110 million for the twelve months ended September 2008, based on IMS data. The case involved two patents—a formulation patent and a method patent. The United States District Court for the District of New Jersey dismissed the allegations with respect to the formulation patent. The method patent was held invalid in the litigation involving galantamine IR, and the ruling was upheld on appeal. As Ortho-McNeil did not file an appeal, the case is closed.

On August 11, 2009, Teva commenced sales of its 50mg/10ml and 100mg/20ml oxaliplatin injection products. Oxaliplatin injection 50mg/10ml and 100mg/20ml are the AB-rated generic versions of Eloxatin®, which had annual sales of approximately $1.4 billion for the twelve months ended June 2009, based on IMS data. Teva is in litigation with sanofi-aventis in the United States District Court for the District of New Jersey with respect to a patent that claims optically pure oxaliplatin, which is set to expire in 2013. In June 2009, the District Court granted Teva’s motion for summary judgment of non-infringement. On September 10, 2009, the Federal Circuit vacated the judgment of non-infringement and remanded the case back to the District Court for reconsideration. Sanofi has filed a motion for a preliminary injunction, and oral argument on that motion was

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

heard on November 17, 2009, but the District Court has not yet issued a ruling. No trial date has been scheduled. Were Sanofi ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its oxaliplatin injection and be enjoined from selling those products until patent expiry.

In July 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. On August 28, 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it and methods of using it. The lawsuit triggered a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’ favor. Sandoz, Inc. and Momenta Pharmaceuticals Inc. filed their answers to Teva’s complaint in November 2008, asserting several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and unenforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. In December 2008, Sandoz International GmbH and Novartis AG brought a motion to dismiss Teva’s patent claims on personal jurisdiction grounds, and on December 3, 2009, Sandoz filed a motion for summary judgment of invalidity based on indefiniteness. Both motions are pending. A claim construction hearing was held on January 20, 2010. A trial date has not been scheduled. On December 10, 2009, Teva filed a separate complaint against Sandoz and Momenta alleging infringement of four “marker” non-Orange Book patents, the latest of which expires in February 2020. On January 7, 2010, Sandoz moved to dismiss these claims, arguing that their alleged infringing acts were protected under statute and/or not ripe at the current time.

On October 16, 2009, after learning that Mylan Laboratories, Inc. had filed an ANDA containing Paragraph IV certifications with the FDA for a generic version of Copaxone®, Teva filed a complaint against Mylan in the United States District Court for the Southern District of New York, alleging infringement of each of the seven Orange Book patents. No trial date has been scheduled.

As described above, Copaxone®, Teva’s leading innovative product, from which it derives substantial revenues and which contributes disproportionately to its profits, faces intense patent challenges. Although Teva believes that Copaxone® has strong patent protection, should its patents be successfully challenged, Teva may face intense generic competition for Copaxone®, which would adversely affect its results of operations.

Product Liability Matters

Barr and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy), and a much smaller number involve Cenestin (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 5,500 cases have been dismissed, leaving approximately 500 pending. To date, Barr and Duramed products have been identified in 492 of those cases. Additional dismissals are expected. The vast majority of the claims are covered by insurance.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Competition Matters

In April 2006, Teva and Barr were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product, certain retail chain pharmacies that purchased the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint does not name Teva or Barr as a defendant. Motions to dismiss are pending in this matter. In November 2009, another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee.

Teva Pharmaceuticals USA, Inc. (“Teva USA”) was named as a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA. Two cases that were brought individually by alleged direct purchasers were dismissed as to Teva USA pursuant to a settlement agreement between those purchasers and Teva USA. Summary judgment motions with respect to the claims asserted by the classes are pending.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s office on behalf of a group of state attorneys general was closed without further action in December 2001. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. In November 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the United States Court of Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the direct purchaser plaintiffs. On October 15, 2008, the Federal Circuit affirmed the grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs. The plaintiffs’ petition for panel rehearing and rehearing en banc was denied in December 2008, and the mandate issued on December 30, 2008. The plaintiffs filed a petition for certiorari to the United States Supreme Court, which was denied on June 22, 2009. Briefing in the direct purchaser plaintiffs’ appeal in the Second Circuit is complete, and oral argument was heard on April 28, 2009. All but three of the state cases have been dismissed. Following an

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

earlier stay of the California case, the parties briefed summary judgment motions. The California court granted defendants’ summary judgment motions on August 21, 2009, and directed the entry of final judgment on September 24, 2009. Plaintiffs have appealed this decision. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”), IVAX, and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation, and the Teva parties continue to defend them vigorously.

In May 2008, the United States District Court for the District of Massachusetts unsealed a drug pricing action against several generic pharmaceutical companies, including various Teva parties. The action was filed by a private party pursuant to the federal False Claims Act, and it alleges, on behalf of the federal government, drug pricing claims arising from the federal government’s contributions to the various state Medicaid programs. According to the complaint, the federal government declined to intervene in the litigation. In December 2009, the Teva parties reached an agreement in principle to settle this matter and the Florida and Texas matters mentioned below, as well as another previously unserved action in California (which Teva understands was dismissed without prejudice). The settlement is contingent upon the approval of various governmental entities, and a provision for the settlement has been included in the financial statements.

Additionally, a number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) are currently involved in one or more actions in numerous states relating to reimbursements under Medicaid or other programs, including Alaska, Florida, Hawaii, Idaho, Illinois, Iowa, Kansas, Kentucky, Massachusetts, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to the actions relating to their Medicaid programs, the states of Mississippi and South Carolina have brought actions in their state courts on behalf of their state health plans. An action brought by Massachusetts was settled in December 2008 and action brought by Arizona and Alabama were settled in May and August 2009, respectively. Trials for certain Teva parties have been scheduled for June 2010 in the Hawaii action and November 2010 in the Kentucky action. A provision for all of these cases has been included in the financial statements.

In the litigation brought by the City of New York and numerous counties in New York, the United States District Court for the District of Massachusetts recently granted plaintiffs’ motion for partial summary judgment, finding liability against several pharmaceutical companies, including Teva, on nine of the drugs at issue. The Court has not yet set a trial date to determine damages for those products or the other claims and products at issue. Several defendants, including Teva, have requested an interlocutory appeal.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

pending in the United States District Court for the District of Massachusetts (the “MDL”). In March 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement in July 2008, and a hearing for final approval has been postponed for procedural reasons. Separately, Teva understands that an action against Sicor under the federal False Claims Act was dismissed without prejudice prior to service. A provision for these matters, including Sicor’s share of the MDL settlement payment, has been included in the financial statements.

The Office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney”) and the Civil Division of the Department of Justice (the “Civil Division”) initiated an investigation of allegations that IVAX Pharmaceuticals, Inc. (“IPI”) caused Omnicare, Inc. to file false or tainted claims for Medicare and/or Medicaid reimbursement, in violation of law, by directly or indirectly offering or paying remuneration to Omnicare, Inc., to induce it to recommend, prescribe or purchase IPI’s products. IPI cooperated in the investigation. In April 2008, the U.S. Attorney advised IPI’s counsel that criminal charges would not be brought against IPI. The U.S. Attorney and the Civil Division, however, continued their investigation into potential violations of the False Claims Act. IPI and IVAX finalized a settlement with the U.S. Attorney and the Civil Division in November 2009 and, entered into a corporate integrity agreement with the Department of Health and Human Services.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter.

Commercial Matters

In April 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations were based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. In April 2007, the Superior Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. On July 14, 2009, the Massachusetts Appeals Court affirmed the granting of summary judgment in Teva’s favor. As Rhodes/Napp did not file an appeal, the case is closed.

In October 2005, plaintiffs Agvar Chemicals Inc., Ranbaxy Laboratories, Inc., and Ranbaxy Pharmaceuticals, Inc. filed suit against Barr in the Superior Court of New Jersey. In their complaint, plaintiffs sought to recover damages and other relief, based on an alleged breach of a contract whereby Barr was to purchase from Ranbaxy raw material for its generic Allegra product. Barr entered into settlements with Agvar and Ranbaxy in February 2009 and April 2009, respectively.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s (or its predecessors’) facilities or former facilities that may have adversely impacted a site.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators.

NOTE 13—EQUITY:

a.	Share capital:

As of December 31, 2009, there were 923 million ordinary shares issued and outstanding (December 31, 2008—889 million). Teva shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of American Depository Shares, each of which represents one ordinary share, on the Nasdaq Global Select Market in the United States. In addition, as at December 31, 2009 and 2008, there were five million outstanding special shares, issued by a subsidiary, that are exchangeable at any time at the discretion of their holders into ordinary shares of the Company at a 1:1 ratio.

A reconciliation of opening and closing balances of the number of ordinary shares (in millions) is presented below:

	2009	2008	2007
Balance outstanding at beginning of year	889	808	793
Increase of shares on Barr acquisition (see note 2a):	—	69	—
Conversion of convertible senior debentures	27	2	3
Exercise of options by employees	7	9	12
Other	—	1	—

Balance outstanding at end of year	923	889	808

During the year ended December 31, 2007, Teva spent $152 million to repurchase four million of its shares pursuant to repurchase plans. During the year ended December 31, 2008, Teva utilized $86 million, or two million treasury shares, in connection with the conversion of its 4.5% convertible notes.

Ordinary shares net of treasury shares at December 31, 2009 and 2008 amounted to 885 million and 851 million shares, respectively.

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

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. The Company’s major plan, the Omnibus Long Term Share Incentive Plan, was approved by the shareholders on July 27, 2005, under which 50 million equivalent stock units, which include both options exercisable into ordinary shares and RSUs, were approved for grants. As of December 31, 2009, 11 million equivalent stock units remain available for future awards.

The vesting period of the options and RSUs is generally 2 to 4 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options or RSUs are identical to those of the other ordinary shares of the Company. The contractual term of these options is primarily for seven years.

Status of options

A summary of the status of the option plans as of December 31, 2009, 2008 and 2007, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2009		2008		2007
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	29,212	31.54	35,380	27.57	42,664	23.56
Changes during the year:
Granted*	8,504	51.91	4,512	41.42	4,723	42.44
Exercised	(6,805)	24.70	(9,273)	20.58	(11,425)	18.36
Forfeited	(854)	37.90	(1,407)	35.51	(582)	29.20

Balance outstanding at end of year	30,057	38.66	29,212	31.54	35,380	27.57

Balance exercisable at end of year	12,719	28.77	15,291	24.38	19,912	20.41

*	In 2008, options granted include 0.3 million vested stock options issued in connection with the acquisition of Barr. See note 2a.

The weighted average fair value of options granted during the years, excluding the vested award of stock options to employees in connection with acquisitions in 2008 and 2006, estimated by using the Black-Scholes option-pricing model, was $11.7, $9.9 and $10.9 for the years ended December 31, 2009, 2008 and 2007,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

respectively. The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2009—1.5%, 2008—1.1% and 2007—0.9%; expected volatility of: 2009 —25%, 2008—25% and 2007—24%; risk-free interest rates (in dollar terms) of: 2009—2.2%, 2008—1.8% and 2007—3.7%; and expected lives of: 2009—5 years, 2008—5 years and 2007—5 years.

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

The following tables summarize information at December 31, 2009 regarding the number of ordinary shares issuable upon: (1) outstanding options and (2) vested options.

(1) Number of ordinary shares issuable upon exercise of outstanding options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.30 – $15.20	3,371	14.03	0.55	142,105
$15.21 – $22.50	1,237	20.36	0.40	44,292
$22.51 – $32.30	3,014	30.31	2.87	77,983
$32.31 – $41.00	5,171	34.36	3.98	112,832
$41.01 – $43.00	4,872	42.29	4.58	67,678
$43.01 – $45.00	4,040	44.03	5.09	49,084
$45.01 – $52.00	3,764	50.65	6.63	20,813
$52.01 – $54.00	4,588	53.59	6.94	11,883

Total	30,057	38.66	4.37	526,670

(2) Number of ordinary shares issuable upon exercise of vested options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.30 – $15.20	3,371	14.03	0.55	142,105
$15.21 – $22.50	1,237	20.36	0.40	44,292
$22.51 – $32.30	2,266	29.69	2.51	60,021
$32.31 – $41.00	2,499	32.80	3.18	58,432
$41.01 – $43.00	2,207	42.62	2.93	29,927
$43.01 – $45.00	1,139	44.02	4.97	13,850
$45.01 – $52.00	—	—	—	—
$52.01 – $54.00	—	—	—	—

	12,719	28.77	2.21	348,627

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $56.18 on December 31, 2009, less the weighted average exercise price per range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The total number of in-the-money options exercisable as of December 31, 2009 was 12.7 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $161 million, $227 million and $254 million, respectively, based on the Company’s average stock price of $48.30, $45.11 and $40.59 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of award, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

The following table summarizes information about the number of RSUs issued and outstanding:

	Year ended December 31,
	2009		2008		2007
	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$
Balance outstanding at beginning of year	1,511	38.13	1,608	36.64	1,188	33.52
Granted	920	49.91	346	41.16	482	42.96
Vested	(291)	37.18	(260)	35.18	(31)	42.74
Forfeited	(77)	38.17	(183)	34.87	(31)	31.21

Balance outstanding at end of year	2,063	43.51	1,511	38.13	1,608	36.64

The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, based on the grant-date fair value. For the years ended December 31, 2009, 2008 and 2007, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in millions)
Employee stock options	$37	$46	$53
Restricted stock units (“RSUs”)	17	17	14

Total stock-based compensation expense	54	63	67
Tax effect on stock-based compensation expense	10	7	9

Net effect	$44	$56	$58

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $136 million and $60 million, respectively, at December 31, 2009, and is expected to be recognized over a weighted average period of 1.5 years and 1.4 years for stock options and RSUs, respectively.

d.	Retained earnings and accumulated other comprehensive income:

1)	Retained earnings available for distribution as cash dividends at December 31, 2009 include amounts the distribution of which would attract a tax of $1,061 million (see note 1r).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2)	Dividends are declared and paid in New Israeli Shekels (“NIS”). Dividends paid per share in the years ended December 31, 2009, 2008 and 2007 were $0.61, $0.50 and $0.39, respectively. Subsequent to December 31, 2009, the Company declared an additional dividend of 0.70 NIS per share in respect of the fourth quarter of 2009.

3)	Components of accumulated other comprehensive income (loss):

	December 31,
	2009	2008
	(U.S. $ in millions)
Currency translation adjustment, net of tax	$530	$408
Unrealized gain (loss) from available-for-sale securities, net of tax	34	(3)
Other	(9)	(15)

Comprehensive income attributable to Teva	$555	$390

NOTE 14—INCOME TAXES:

a.	Income before income taxes is composed of the following:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$1,353	$2,350	$1,273
Non-Israeli subsidiaries*	628	(1,019)	1,462
Unrealized profit eliminated on consolidation**	222	(531)	(431)

	$2,203	$800	$2,304

*	The loss before tax in 2008 is mainly attributable to the acquisition of research and development in process which amounted to $1,402 million.
**	The unrealized profit eliminated on consolidation arose primarily from goods supplied by Group companies in Israel.

b.	The provision for income taxes:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in millions)
In Israel	$65	$155	$11
Outside Israel	148	46	341
Unrealized profit eliminated on consolidation*	(47)	(17)	34

	$166	$184	$386

Current	$408	$490	$286
Deferred	(242)	(306)	100

	$166	$184	$386

*	The unrealized profit eliminated on consolidation arose primarily from goods supplied by Group companies in Israel.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reconciliation of the statutory tax rate of the Company in Israel to the effective consolidated tax rate:

	Year ended December 31,
	2009	2008	2007
Statutory tax rate in Israel	26%	27%	29%
Increase (decrease) in effective tax rate due to:
Different effective tax rates applicable to non-Israeli subsidiaries	(3)%	(15)%	(3)%
The Company and its Israeli subsidiaries—mainly tax benefits arising from reduced tax rates under benefit programs	(19)%	(69)%	(11)%
Increase in uncertain tax positions—net	4%	34%	2%
Other—mainly acquisition of research and development in process and release of prior years’ provisions	—	46%	—

Effective consolidated tax rate	8%	23%	17%

*	The large component percentages in 2008 reflect the lower income before taxation in this year, which is primarily due to the write-off of research and development in process, as a result of the acquisitions consummated in this year, which amounted to $1,402 million.

c.	Deferred income taxes:

	December 31,
	2009	2008
	(U.S. $ in millions)
Short-term deferred tax assets—net:
Inventory related	$56	$(34)
Sales reserves and allowances	125	112
Provisions for employee-related obligations	42	77
Unrealized profit from intercompany sales	144	97
Carryforward losses and deductions	30	115
Provision for legal settlements	126	—
Other	85	72

	608	439
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(22)	(21)

	586	418

Long-term deferred tax assets (liabilities)—net:
Property, plant and equipment	(197)	(144)
Intangible assets	(1,140)	(1,380)
Provisions for employee related obligations	43	20
Carryforward losses and deductions*	213	246
Other	44	89

	(1,037)	(1,169)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(99)	(87)

	$(1,136)	$(1,256)

	$(550)	$(838)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

*	This amount represents the tax effect of carry forward losses and deductions and expires as follows: 2011-2012—$88 million; 2013-2023—$104 million. The remaining balance—$21 million—can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2009	2008
	(U.S. $ in millions)
Current assets—prepaid expenses and other current assets	$714	$544
Current liabilities—other current liabilities	(128)	(126)
Other assets, deferred taxes and deferred charges	605	467
Long-term liabilities	(1,741)	(1,723)

	$(550)	$(838)

d.	Uncertain tax positions:

As stated in note 1o, effective January 1, 2007, the Company adopted a new pronouncement which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity of our unrecognized tax benefits:

	December 31,
	2009	2008	2007
	(U.S. $ in millions)
Balance at the beginning of the year	$631	$338	$286
Increase related to prior year tax positions, net	98	102	(16)
Increase related to current year tax positions	35	204	67
Tax assessments settlements	(37)	(34)	—
Acquisition of Barr	—	14	—
Other	(1)	7	1

Balance at the end of the year	$726	$631	$338

Unrecognized tax benefits, mainly of a long-term nature, amounted to $726 million, $631 million and $338 million at December 31, 2009, 2008 and 2007, respectively, and included accrued potential penalties and interest of $18 million, $15 million and $24 million, respectively. Unrecognized tax benefits included $718 million and $603 million of tax benefits in 2009 and 2008, respectively, which if recognized, would reduce our annual effective tax rate. Teva does not expect unrecognized tax benefits to change significantly over the next 12 months.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

e.	Tax assessments:

We file income tax returns in various jurisdictions with varying statutes of limitations. The Company and its subsidiaries in Israel have received final tax assessments through tax year 2004. Subsidiaries in North America and Europe have received final tax assessments mainly through tax years 2005 and 2006, respectively.

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

The regular corporate tax rate in Israel in 2009 was 26%. The corporate tax rate is to be reduced in 2010 and onward to 25%. Deferred income tax balances have been adjusted accordingly; the effect of such adjustment was not material.

On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (hereinafter – the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011—24%, 2012—23%, 2013—22%, 2014—21%, 2015—20% and 2016 and thereafter—18%.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations would reduce the effect of foreign exchange rate (of NIS against other currencies) on the Company’s taxable income as well as the effects of Israeli inflation.

All the tax tables presented above are after giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described in note 11.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

These transactions are for periods of less than one year. The counterparties to the derivatives comprised mainly of major banks and, in view of the current financial environment, the Company is monitoring the associated inherent credit risks.

2)	Interest rate swaps:

In July 2009, the Company entered into three interest rate swap agreements with respect to its $493 million principal amount 5.55% Senior Notes due 2016. The purpose of the transactions was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of six months LIBOR plus an average 1.98% on the $493 million principal amount, as compared to the original 5.55% fixed rate. The above transactions qualify for hedge accounting.

3)	Derivative instrument disclosure:

Effective January 1, 2009, the Company adopted an accounting pronouncement which requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation.

The fair value of derivative instruments is comprised of:

1.	Asset derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under prepaid expenses and other current assets, and the fair value amounted to $13 million at December 31, 2008.

2.	Asset derivatives, comprising interest rate swap agreements, designated as hedging instruments. These are reported under long-term investments and receivables, and the fair value amounted to $10 million at December 31, 2009.

3.	Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments. These are reported under prepaid expenses and other current assets, and the fair value amounted to $20 million and $52 million at December 31, 2009 and December 31, 2008, respectively.

4.	Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under accounts payable, and the fair value amounted to $31 million and $126 million at December 31, 2009 and December 31, 2008, respectively.

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments. With respect to such derivatives, a loss of $57 million and a gain of $33 million were recognized under financial expenses—net for the years ended December 31, 2009 and December 31, 2008, respectively. Such gains or losses offset the revaluation of the balance sheet items also booked under financial expenses (income)—net. The impact of derivatives designated as hedging instruments was not material.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

With respect to the interest rate swaps, a gain of $5 million were recognized under financial expenses—net for the year ended December 31, 2009

NOTE 16—FINANCIAL EXPENSES- NET:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in millions)
Interest expense	$230	$201 *	$249 *
Income from investments	(58)	(127)	(136)
Foreign exchange gain—net	24	(5)	(22)
Settlement**	—	(100)	—
Other than temporary impairment of securities	6	376	—

Total finance expense	$202	$345	$91

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described in note 11.
**	Financial income in 2008 included a $100 million cash payment received in connection with a settlement agreement with an institution regarding Teva’s auction rate securities portfolio, which Teva continues to hold.

NOTE 17—LEGAL SETTLEMENTS, IMPAIRMENT, RESTRUCTURING AND ACQUISITION COSTS:

Legal settlements, impairment and restructuring charges consisted of the following:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in millions)
Legal settlements	$434	$17	—
Impairment of long lived assets (see also notes 6 and 7)	110	107	—
Restructuring charges and acquisition costs	94	—	—

Total	$638	$124	—

Legal settlements for the year ended December 31, 2009 includes mainly settlement in connection with drug pricing and intellectual property lawsuits.

The consolidated statement of income for the year ended December 31, 2009 includes restructuring expenses in a total amount of $90 million. These expenses relate to cost reduction initiatives to meet the challenges of the Company’s dynamic business environment and future opportunities. The cost reduction program comprises of closure of certain manufacturing and R&D facilities, and streamlining the staff functions and work force to achieve these goals.

The restructuring expense of $90 million is comprised of one-time termination benefits of $75 million, contract termination costs of $3 million and associated costs of $12 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—ENTITY-WIDE DISCLOSURES:

a.)	Net sales by geographical areas were as follows:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in millions)
North America	$8,585	$6,413	$5,428
Europe	3,271	2,976	2,645
International*	2,043	1,696	1,335

	$13,899	$11,085	$9,408

* Of which Israel	$500	$476	$382

b.)	Net sales to one major customer of total consolidated sales for the years ended December 31, 2009, 2008 and 2007 were 16%, 13% and 10%, respectively. The balance due from the Company’s largest customer accounted for 31% of the gross trade accounts receivable at December 31, 2009. Sales reserves and allowances on these balances are recorded in current liabilities (refer to note 1p). Accordingly, the net balance of the Company’s largest customer is much lower.

c.)	Net sales of Copaxone® were approximately 18%, 16% and 10% of total net sales for the years ended December 31, 2009, 2008 and 2007, respectively.

d.)	Net sales by product lines were as follows:

	Year ended December 31,
	2009	2008	2007
	(U.S. $ in millions)
Generics and other	$9,340	$7,719	$7,024
Innovative products	2,665	1,922	1,031
Speciality respiratory products	898	778	742
Active pharmaceutical ingredients	565	603	561
Proprietary women’s health products in the U.S.	357	—	—
BioGenerics	74	63	50

	$13,899	$11,085	$9,408

e.)	Net sales by therapeutic category, as a percentage of total sales, were as follows:

	Year ended December 31,
	2009	2008	2007
Anticancer and autoimmune	22%	20%	15%
Central nervous system	16%	24%	24%
Cardiovascular	11%	13%	14%
Gastrointestinal and metabolism	10%	12%	10%
Genito urinary system and sex hormones	10%	2%	2%
Respiratory	8%	10%	10%
Anti-infectives (includes antibiotics)	6%	6%	7%
Musculoskeletal	3%	3%	4%
Other*	14%	10%**	14%**

	100%	100%	100%

*	Includes eight other therapeutic categories.
**	Reclassified.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

f.)	Property, plant and equipment—by geographical location were as follows:

	December 31,
	2009	2008
	(U.S.$ in millions)
Israel	$1,084	$977
United States	712	734
Croatia	339	425
Hungary	299	257
United Kingdom	293	273
Other	1,039	1,033

	$3,766	$3,699

NOTE 19—EARNINGS PER SHARE:

The net income and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year ended December 31,
	2009	2008		2007
	(U.S.$ in millions)
Net income attributable to Teva	$2,000	$609	*	$1,914	*
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	1	5	*	47	*

Net income used for the computation of diluted earnings per share	$2,001	$614		$1,961

Weighted average number of shares used in the computation of basic earnings per share	872	780		768
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	7	10		12
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	17	30		50

Weighted average number of shares used in the computation of diluted earnings per share	896	820		830

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), as further described in note 11.

In computing diluted earnings per share for the years ended December 31, 2009 and December 31, 2008, no account was taken of the potential dilution of convertible senior debentures and convertible senior subordinated notes, issuable upon assumed conversion, amounting to 16 million and 17 million weighted average shares, respectively, since they had an anti-dilutive effect on earnings per share.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table details the number of ordinary shares and special shares less treasury shares as of each balance sheet date:

	December 31,
	2009	2008	2007
	(Number of shares, in millions)
Ordinary shares—issued and outstanding	923	889	808
Special shares—exchangeable into ordinary shares (see note 13a)	5	5	7

	928	894	815
Treasury shares	(38)	(38)	(40)

	890	856	775

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 22, 2010 appearing in the 2009 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel February 22, 2010	Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2009

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2009	$112	$13	$(20)	$(6)	$99

Year ended December 31, 2008	$83	$7	$30	$(8)	$112

Year ended December 31, 2007	$66	$19	$(1)	$(1)	$83

Allowance in respect of carryforward tax losses:
Year ended December 31, 2009	$108	$16	$(8)	$5	$121

Year ended December 31, 2008	$78	$14	$25	$(9)	$108

Year ended December 31, 2007	$108	$(7)	$(20)	$(3)	$78

S-2