Form 20-F
period 2010-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2011-02-15
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva 49131, Israel

Tel: 972-3-914-8171

Fax: 972-3-914-8678

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

937,499,245 Ordinary Shares

703,806,530 American Depositary Shares

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli shekels. Market share data is based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which express management’s current beliefs or expectations with regard to future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements relate to, among other things:

•	our business strategy;

•	the development and launch of our products, including product approvals and results of clinical trials;

•	projected markets and market size;

•	anticipated results of litigation;

•	our projected revenues, market share, expenses, net income margins and capital expenditures; and

•	our liquidity.

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

SELECTED FINANCIAL DATA

The Israeli Securities Law allows Israeli companies, such as Teva, whose securities are listed both on the Tel Aviv Stock Exchange and on certain stock exchanges in the U.S. (including NASDAQ), to report exclusively under the rules of the SEC and generally accepted accounting principles in the United States (“U.S. GAAP”). Except as otherwise indicated, all financial statements and other financial information included in this annual report are presented solely under U.S. GAAP.

The following selected operating data for each of the years in the three-year period ended December 31, 2010 and selected balance sheet data at December 31, 2010 and 2009 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected operating data for each of the years in the two-year period ended December 31, 2007 and selected balance sheet data at December 31, 2008, 2007 and 2006 are derived from our audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

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

Operating Data

	For the year ended December 31,
	2010	2009	2008	2007	2006
	U.S. dollars in millions (except per share amounts)
Net sales	16,121	13,899	11,085	9,408	8,408
Cost of sales	7,056	6,532	5,117	4,531	4,149

Gross profit	9,065	7,367	5,968	4,877	4,259
Research and development expenses—net	933	802	786	581	495
Selling and marketing expenses	2,968	2,676	1,842	1,264	1,024
General and administrative expenses	865	823	669	637	548
Legal settlements, acquisition, restructuring and other expenses and impairment	410	638	124	—	96
Purchase of research and development in process	18	23	1,402	—	1,295

Operating income	3,871	2,405	1,145	2,395	801
Financial expenses—net	225	202	345	91	137

Income before income taxes	3,646	2,203	800	2,304	664
Provision for income taxes	283	166	184	386	145

	3,363	2,037	616	1,918	519
Share in losses of associated companies—net	24	33	1	3	3

Net income	3,339	2,004	615	1,915	516
Net income attributable to non-controlling interests	8	4	6	1	2

Net income attributable to Teva	3,331	2,000	609	1,914	514

Earnings per share attributable to Teva:
Basic ($)	3.72	2.29	0.78	2.49	0.68

Diluted ($)	3.67	2.23	0.75	2.36	0.65

Weighted average number of shares (in millions):
Basic	896	872	780	768	756

Diluted	921	896	820	830	805

Balance Sheet Data

	As at December 31,
	2010	2009	2008	2007	2006
	(U.S. dollars in millions)
Financial assets (cash, cash equivalents and marketable securities)	1,549	2,465	2,065	2,875	2,408
Working capital (operating assets and liabilities)	3,835	3,592	3,944	3,454	2,267
Total assets	38,152	33,210	32,520	23,423	20,467
Short-term debt, including current maturities	2,771	1,301	2,906	1,837	742
Long-term debt, net of current maturities	4,110	4,311	5,475	3,259	4,439

Total debt	6,881	5,612	8,381	5,096	5,181
Total equity	22,002	19,259	16,438	13,864	11,319

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

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 20%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. No tax will be withheld on the dividend declared for the fourth quarter of 2010.

The following table sets forth the amounts of the dividends declared in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share).

	2010	2009	2008	2007	2006
	In cents per share
1st interim	18.8	14.5	13.1	9.9	7.6
2nd interim	18.1	15.1	12.9	9.2	7.7
3rd interim	19.3	15.9	11.8	10.0	7.9
4th interim	21.8	18.7	14.7	12.4	9.4

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

Our financial results depend, to a significant degree, upon our ability to commercialize additional generic and innovative pharmaceutical products, as well as active pharmaceutical ingredients. Commercialization requires that we successfully develop, test and manufacture both generic and innovative products. All of our products must meet, and continue to comply with, regulatory and safety standards as well as receive regulatory approval; if health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market.

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

Our ability to introduce and benefit from new generic products also depends upon our success in challenging patent rights held by third parties or in developing non-infringing products. Due to the emergence and development of competing products over time, our overall profitability depends on, among other things, our ability to introduce new products in a timely manner, to continue to manufacture products cost-efficiently and to manage the life cycle of our product portfolio.

Our revenues and profits from generic pharmaceutical products typically decline as a result of competition from both brand and generic pharmaceutical companies and due to increased governmental pricing pressure.

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

Brand companies also seek to delay introductions of generic equivalents, and to decrease the impact of generic competition, by:

•	obtaining and enforcing new patents on drugs whose original patent protection is about to expire;

•	filing patent infringement suits that automatically delay the approval of generic versions by the U.S. Food and Drug Administration (“FDA”);

•	filing citizens’ petitions with the FDA contesting generic approvals on alleged health and safety grounds;

•	questioning the quality and bioequivalence of generic pharmaceuticals;

•	developing controlled-release or other slightly modified versions, which often reduce demand for the generic version of the existing product for which we are seeking approval;

•	changing product claims and product labeling;

•	developing and marketing over-the-counter versions of brand products that are about to face generic competition; and

•	making arrangements with managed care companies and insurers to reduce economic incentives to purchase generic versions.

These actions may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether.

In addition, prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies, both domestic and foreign, receive approvals and enter the market for a given product and competition intensifies. Our ability to sustain our sales and profitability on any product over time is affected by the number of new companies selling such product and the timing of their approvals. In recent years, the rise of low-cost generic pharmaceutical producers based in China and India has increased the level of competition we face.

The intense pressure of government authorities, particularly in highly regulated European markets, to lower health care budgets has resulted in lower pharmaceutical pricing, causing lower revenues and profits.

Sales of our innovative products, especially Copaxone®, could be adversely affected by competition, including potential generic versions.

Our innovative products face or may face intense competition from competitors’ products, which may adversely affect our sales and profitability. Copaxone®, our leading innovative product, was responsible for approximately 18% of our net sales in 2010 and contributed disproportionately to our profits and cash flows. To date, we have been successful in our efforts to establish Copaxone® as the leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing injectable products, such as Avonex®, Betaseron®, Rebif®, Extavia® and Tysabri®. In addition, competition from the rapidly developing market segment of oral treatments, such as Gilenya®, which was recently introduced by Novartis, is expected to be especially intense in light of the substantial convenience afforded by oral products in comparison to injectables such as Copaxone®.

Our patents on Copaxone® have been challenged, and we may face generic competition prior to 2014, when the U.S. Orange Book patents covering Copaxone® would otherwise expire. We also recently received notification of several challenges to our patents covering Azilect®. Thus, we may face generic competition prior to the expiration of the Orange Book patents for these products. The success of Copaxone®, Azilect® and our other innovative products depends substantially on our ability to enforce the patents covering these products.

Any substantial decrease in the profits derived from our innovative products would have an adverse effect on our results of operations.

We have sold and may elect to sell in the future generic products prior to the final resolution of outstanding patent litigation, and, as a result, we could be subject to liability for damages in the U.S., Europe and other markets where we do business.

Our ability to introduce new products depends in large part upon the success of our challenges to patent rights held by brand companies or our ability to develop non-infringing products. Based upon a variety of legal and commercial factors, we may elect to sell a generic product even though patent litigation is still pending, whether before any court decision is rendered or while an appeal of a lower court decision is pending. The outcome of such patent litigation could, in certain cases, materially adversely affect our business. For example, we launched, and continue to sell, generic versions of Neurontin® (gabapentin), Lotrel® (amlodipine benazepril), and Protonix® (pantoprazole), despite the fact that litigation with the companies that sell the brand versions of these products is still pending. Although the case remains on appeal, we received an adverse decision in the pantoprazole litigation in 2010.

If we sell products prior to a final court decision either in the U.S. Europe or elsewhere, and such decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and to face substantial liabilities for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing products. These damages may be significant, and could materially adversely affect our business. In the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. In addition, even if we do not suffer damages, we may incur significant legal and related expenses in the course of successfully defending against infringement claims.

Our revenues and profits are closely tied to our ability to obtain U.S. market exclusivity for generic versions of significant products.

Our ability to achieve continued sales growth and profitability is dependent on our success in challenging patents, developing non-infringing products or developing products with increased complexity to provide launch opportunities with U.S. market exclusivity or limited competition. The failure to continue to develop such opportunities could have a material adverse effect on our sales and profitability.

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we are the only company authorized to sell during the 180-day period of exclusivity in the U.S. market provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. For example, our 2010 operating results included contributions from products launched with U.S. market exclusivity, or with otherwise limited competition, such as venlafaxine, losartan and amlodipine benazepril. Even after the exclusivity period ends, we frequently benefit from the continuing effect of being the first generic in the market.

The number of significant new generic products for which Hatch-Waxman exclusivity is available, and the size of those product opportunities, vary significantly from year to year, or even from quarter to quarter, and is expected to decrease over the next several years in comparison to those available in the past. Additionally we increasingly share the 180-day exclusivity period with other generic competitors, which diminishes the commercial value of the exclusivity.

The 180-day market exclusivity period is triggered by commercial marketing of the generic product or, in certain cases, can be triggered by a final court decision that is no longer subject to appeal holding the applicable patents to be invalid, unenforceable or not infringed. However, the exclusivity period can be forfeited by our failure to launch a product following such a court decision. The Hatch-Waxman Act also contains other forfeiture provisions that may deprive the first “Paragraph IV” filer of exclusivity if certain conditions are met, some of which may be outside our control. Accordingly, we may face the risk that our exclusivity period is triggered or forfeited before we are able to commercialize a product and therefore may not be able to exploit a given exclusivity period for specific products.

Manufacturing or quality control problems may damage our reputation for high quality production, demand costly remedial activities and negatively impact our financial results.

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

Recently, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. Our U.S. injectable products facility and animal health facilities have been the subject of recent regulatory action, requiring substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. In addition, we recently received a warning letter from the FDA relating to our oral solid dose facility in Jerusalem. If any regulatory body were to require one or more of our significant manufacturing facilities, such as the Jerusalem site, to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

We may not be able to find or successfully bid for suitable acquisition targets, or consummate and integrate future acquisitions.

A core part of our strategy has been, and remains, growth through acquisitions. For example, we acquired the ratiopharm-Merckle Group in August 2010, Barr Pharmaceuticals, Inc. in December 2008, IVAX Corporation in January 2006 and Sicor Inc. in January 2004, among others. We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical businesses and seek to integrate them into our own operations. As part of our strategy, we also seek to enter into joint ventures with third parties. We cannot assure you that we will be successful in entering into these joint ventures or that they will achieve the expected results.

Our reliance on acquisitions as a means of growth involves risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions that would enable us to execute our business strategy.

•

We compete with others to acquire companies, including brand companies seeking to expand into or enter the generic market. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•

We may not be able to obtain the necessary regulatory approvals, including those of competition authorities, in countries where we are seeking to consummate acquisitions, and as a result, or for other reasons, we may fail to consummate an announced acquisition.

•

Potential acquisitions may divert management’s attention away from our existing business operations, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

•	We may fail to integrate acquisitions successfully in accordance with our business strategy or achieve expected synergies.

•

We may not be able to retain experienced management and skilled employees from the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

•	We may purchase a company that has excessive known or unknown contingent liabilities, including, among others, patent infringement or product liability claims.

•	For various commercial and economic considerations, we may not be able to consummate acquisitions that we have identified as being critical to our strategy.

Research and development efforts invested in our innovative pipeline may not achieve expected results.

We invest increasingly greater resources to develop our innovative pipeline, both through our own efforts and through collaborations, in-licensing and acquisition of products from or with third parties. The development of innovative drugs involves different processes and expertise than we have historically relied upon in the development of generic drugs, which increases the risks of failure that we face. For example, the time from discovery to a possible commercial launch of an innovative product is substantial and involves multiple stages during which the product may be abandoned as a result of such factors as serious developmental problems, the inability to achieve our clinical goals, the inability to obtain necessary regulatory approvals in a timely manner, if at all, and the inability to produce and market such innovative products successfully and profitably.

Because of the amounts required to be invested in augmenting our innovative pipeline, we are increasingly reliant on partnerships and joint ventures with third parties, and consequently face the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals. There is a trend in the innovative pharmaceutical industry of seeking to effectively “outsource” drug development by acquiring companies with promising drug candidates, and we face substantial competition from historically innovative companies for such acquisition targets. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profits.

The success of our innovative products depends on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our innovative products depends, in part, on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products, especially Copaxone®, our leading innovative product, which, as described above, is currently facing patent challenges.

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

As our business continues to evolve beyond generic pharmaceuticals, we face intense competition in our respiratory and women’s health specialty businesses, which contributed significantly to our revenues and profits in 2010 and which we have targeted for significant growth by 2015. Our competitors in these product categories typically have substantially greater experience in the marketing and sale of branded, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we must demonstrate to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise more well-established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

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

Regulations to permit the sale of biotechnology-based products as biosimilar drugs, primarily in the U.S., may be delayed, or may otherwise jeopardize our investment in such products.

We have made, and expect to continue to make, substantial investments in our ability to develop and produce biotechnology-based products, which require significantly greater early-stage financial commitments than “small-molecule” generic product development. Although some of these products may be sold as innovative products, one of our key strategic goals in making these investments is to position Teva at the forefront of the development of biosimilar generic versions of currently marketed biotechnology products. To date, in many markets, there does not yet exist a legislative or regulatory pathway for the registration and approval of such “biogeneric” products. Significant delays in the development of such pathways, or significant impediments that may be built into such pathways, could diminish the value of the investments that we have made and will continue to make in our biotechnology capabilities. For example, in the healthcare reform legislation recently adopted in the U.S., biosimilar products may not be approved for twelve years following approval of the branded biotechnology product. As a result, generic competition may be delayed significantly, adversely affecting our ability to develop a successful biosimilars business. The FDA is in the process of establishing regulations relating to biosimilars to implement the new healthcare legislation. These regulations, when ultimately adopted, could further complicate the process of bringing biosimilar products to market on a timely basis and could thus adversely affect our ability to develop a successful biosimilars business.

We may be susceptible to product liability claims that are not covered by insurance.

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. As we continue to expand our portfolio of available products (including products sold by companies we have acquired), we have experienced a significant increase in both the number of product liability claims asserted against us and the number of products attracting personal injury claims, and we expect that trend to continue. In 2010, a jury awarded damages in excess of $500 million against us and our distributor in a case involving our propofol product. While we are appealing the ruling, we have been required to post a bond of over $580 million to stay execution of the judgment pending the appeal, which has added to our financing costs. In the event of additional judgments of similar magnitude, our financial results, financial condition and access to sources of liquidity could be materially adversely affected.

Moreover, we sell, and will continue to sell, certain pharmaceutical products that are not covered by insurance. In addition, products for which we currently have coverage may be excluded from coverage in the future. Certain claims may be subject to our self-insured retention, exceed our policy limits or relate to damages that are not covered by our policy. Because of the nature of these claims, we are generally not permitted under

U.S. GAAP to establish reserves in our accounts for such contingencies. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to the lawsuits that we have previously announced.

The U.S. laws and regulations regarding reporting and payment obligations with respect to Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge by the government, and it is possible that such reviews could result in material changes. A number of state attorneys general, as well as state and federal government agencies, have filed lawsuits alleging that we and other pharmaceutical companies reported inflated average wholesale prices, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Such allegations could, if proven or settled, result in civil and/or criminal sanctions, including treble damages, civil monetary penalties and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of government investigations regarding drug reimbursement or pricing issues.

Although we have recorded reserves related to certain lawsuits based on our estimates of probable future costs, there is no guarantee that such lawsuits will not result in substantial further costs.

Because we have substantial international operations, our sales and profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

Over 35% of our revenues comes from sales outside of the U.S., a percentage we expect to increase as we expand our non-U.S. operations. As a result, we are subject to significant foreign currency risks, including repatriation restrictions in certain countries. An increasing amount of our sales, particularly in Latin America and Central and Eastern European countries, is recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. We may also be exposed to credit risks in some of these markets. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

In particular, although the majority of our net sales and operating costs is recorded in, or linked to, the U.S. dollar, our reporting currency, in 2010 we recorded sales and expenses in over 30 other currencies. Approximately 60% of our operating costs in 2010 was incurred in currencies other than the U.S. dollar, particularly in euros, Israeli shekels, Hungarian forints, Canadian dollars and the British pound. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

We use derivative financial instruments to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure, and some elements of our financial statements, such as our equity position or operating profit, are not fully protected against foreign currency exposures. Therefore, we cannot assure you that we will be able to limit all of our exposure to exchange rate fluctuations that could affect our financial results.

Reforms in healthcare regulation and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for healthcare have been the subject of considerable public attention almost everywhere we conduct business, particularly as government revenues have decreased in recent years. Both private and governmental entities are seeking ways to reduce or contain healthcare costs. In many countries and regions where we operate, including the U.S., Western Europe, Israel, Russia, certain countries in Central and Eastern Europe and several countries in Latin America, pharmaceutical prices are subject to new government policies. These changes may cause delays in market entry or adversely affect pricing and profitability. We cannot predict which measures may be adopted or their impact on the marketing, pricing and demand for our products.

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

We have significant operations in countries that may be adversely affected by political or economic instability, major hostilities or acts of terrorism.

We are a global pharmaceutical company with worldwide operations. Although over 85% of our sales are in North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America and Central and Eastern Europe, which may be more susceptible to political or economic instability.

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

Our executive offices and a substantial percentage of our manufacturing capabilities are located in Israel. Our Israeli operations are dependent upon materials imported from outside Israel. We also export significant amounts of products from Israel. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities were to occur in the Middle East or trade between Israel and its present trading partners were curtailed, including as a result of acts of terrorism in the U.S. or elsewhere.

Our agreements with brand pharmaceutical companies, which are important to our business, are facing increased government scrutiny in both the U.S. and Europe.

We are involved in numerous patent litigations in which we challenge the validity or enforceability of innovator companies’ listed patents and/or their applicability to our products, and therefore settling patent litigations has been and is likely to continue to be an important part of our business. Parties to such settlement agreements in the U.S., including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“DOJ”) for review. The FTC has publicly stated that, in its view, some of the brand—generic settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies that have entered into such agreements. Accordingly, we may receive formal or informal requests from the FTC for information about a particular settlement agreement, and there is a risk that the FTC may commence an action against us alleging violation of the antitrust laws.

Similarly, the EU Commission has recently placed our European operations, as well as those of several brand and generic companies, under intense scrutiny in connection with its inquiry into possible anticompetitive conditions in the European pharmaceutical sector. Beginning in January 2008 and continuing through 2010, for example, the EU Commission has conducted high-profile, unannounced raids on our European offices and those of many of our brand and generic competitors. In its July 2009 report, the EU Commission found that between 2000 and 2007, generic medicines did not reach the market on average until seven months after expiration of the relevant patent, and it has asserted that the delays were due to settlement agreements with generic companies that delayed entry of generic competition. The EU Commission is currently reviewing over 200 such settlement agreements for evidence of anticompetitive practices, including several agreements to which we are a party. There is a risk that the increased scrutiny of the European pharmaceutical sector may lead to changes in the regulation of our business that would have an adverse impact on our results of operations in Europe.

The manufacture of our products is highly complex, and an interruption in our supply chain or problems with internal or third party information technology systems could adversely affect our results of operations.

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

We also rely on complex shipping arrangements throughout the various facilities of our supply chain spectrum. Customs clearance and shipping by land, air or sea routes rely on and may be affected by factors that are not in our full control or are hard to predict.

In addition, we rely on complex information technology systems, including Internet-based systems, to support our supply-chain processes as well as internal and external communications. The size and complexity of our systems make them potentially vulnerable to breakdown or interruption, whether due to computer viruses or other causes that may result in the loss of key information or the impairment of production and other supply chain processes. Such disruptions and breaches of security could adversely affect our business.

Sales of our products may be adversely affected by the continuing consolidation of our customer base.

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2010 accounted for 16% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products.

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

The pharmaceutical industry is subject to regulation by various governmental authorities. For instance, we must comply with requirements of the FDA and other national healthcare regulators with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply with these requirements may lead to financial penalties, compliance expenditures, the recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the applicable regulator’s review of our submissions, enforcement actions, injunctions and criminal prosecution. Heightened regulatory scrutiny in recent years has resulted in substantial additional compliance costs. Under certain circumstances, regulators may also have the authority to revoke previously granted drug approvals. Although we have internal regulatory compliance programs and policies and have had a generally favorable compliance history, there is no guarantee that these programs, as currently designed, will meet regulatory agency standards in the future. Additionally, despite our efforts at compliance, there is no guarantee that we may not be deemed to be noncompliant in some respect in the future. If we were deemed to be significantly noncompliant, our business, financial position and results of operations could be materially affected.

We are subject to legislation in Israel relating to patents and data exclusivity, among other things. Modifications of such legislation or court decisions regarding this legislation may adversely affect us and may impact our ability to export Israeli-manufactured products in a timely fashion. Additionally, the existence of third-party patents in Israel, with the attendant risk of litigation, may cause us to move production outside of Israel or otherwise adversely affect our ability to export certain products from Israel. Exports from Europe may similarly be affected by legislation relating to patents and data exclusivity and also by the risk of patent litigation. Currently pending Israeli legislation may effect the duration of data exclusivity provisions as well as patent term extension provisions.

The increased amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill, trade names and acquired product and marketing rights are subject to impairment review at least annually. In process research and development and other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years to $16.7 billion as a result of our recent acquisitions, and may increase further following future acquisitions as a result of changes in U.S. accounting rules regarding the treatment of in-process research and development. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

Our tax expenses and the resulting effective tax rate reflected in our financial statements are likely to increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the various countries in which we operate or changes in the mix of countries where we generate profit. We have benefited or currently benefit from a variety of Israeli and other government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain such benefits.

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

The failure to recruit or retain key personnel, or to attract additional executive and managerial talent, could adversely affect our business.

Given the increasing size, complexity and global reach of our business and our multiple areas of focus, each of which would be a significant stand-alone company, we are especially reliant upon our ability to recruit and retain highly qualified management and other employees. In addition, the success of our research and development activities depends on our ability to attract and retain sufficient numbers of skilled scientific personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees, may delay or prevent the achievement of major business objectives.

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

Introduction

Teva Pharmaceutical Industries Limited (“Teva”) is a global pharmaceutical company that develops, produces and markets generic drugs in all major therapeutic categories. We are the leading generic drug company in the world – with the leading position in the U.S. (in terms of both value and volume) as well as in Europe (in terms of value). While our core business is generic pharmaceuticals, approximately 30% of our sales are generated from innovative and branded drugs, which include Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease as well as biosimilars, respiratory and women’s health products. Our active pharmaceutical ingredient (“API”) manufacturing capabilities enable our own pharmaceutical production to be significantly vertically integrated.

Our global presence ranges from North and Latin America to Europe and Asia. We currently have direct operations in approximately 60 countries including 40 finished dosage pharmaceutical manufacturing sites in 19 countries, 28 pharmaceutical R&D centers and 21 API manufacturing sites.

In 2010, we generated approximately 60% of our sales in North America, approximately 25% in Europe (which for the purpose of this report includes all European Union (“EU”) member states and other Western European countries) and approximately 15% in other regions (primarily Latin America, Israel, Russia and other Eastern European countries that are not members of the EU). For a three-year breakdown of our sales by product line and by geography, see “Item 5: Operating and Financial Review and Prospects—Results of Operations—Sales.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, and our telephone number is +972-3-926-7267. Our website is www.tevapharm.com.

Strategy

In January 2010, we announced our goals of generating revenues of $31 billion and non-GAAP net income of $6.8 billion by 2015. The core elements of our strategy to reach those goals include:

•

Increasing Our Market Share: Growing our market share in the U.S., the world’s largest market for generic pharmaceuticals, and securing or enhancing our positions in Europe and in key markets in Latin America, Central and Eastern Europe and Asia. We believe that such growth will result from (i) the growing demand for generic pharmaceuticals, as governments and other payors strive to expand access to affordable high-quality medicine and control healthcare costs, (ii) new product opportunities, as brand products with early 2010 sales of approximately $150 billion will lose patent protection by 2015, and (iii) our competitive advantages and existing leadership positions in many markets. We expect that a significant portion of our growth will come from European and international markets that currently have low generic penetration rates;

•

Investing in Our Product Portfolio: Improving our generic R&D capabilities and production capacity, with a focus on capturing more high-value first-to-market opportunities in key markets, including “paragraph IV” filings in the U.S., as well as leveraging our broad product portfolio to enhance our market position globally;

•

Proprietary Pharmaceuticals: Continuing to strengthen and broaden our innovative and branded product portfolio through internal R&D, licensing and other business development opportunities and geographic expansion of our existing product portfolio. Our focus will be two-fold: strengthening our existing therapeutic areas (including central nervous system, respiratory and women’s health products), while exploring opportunities to expand into other niche therapeutic areas, such as oncology;

•

Biopharmaceuticals: Continuing to invest, either directly or in partnership with others, in the technologies, infrastructure and capabilities necessary to develop and produce affordable biopharmaceuticals, including biosimilars, and leveraging our formulation and manufacturing expertise;

•

Pursuing Potential Acquisitions: Continuing to actively seek and evaluate potential acquisitions, collaborations and other business combinations that will complement or enhance our existing businesses, either through expanding our market share in attractive geographies or acquiring niche specialty products;

•

Vertical Integration: Expanding our already significant vertical integration to provide us with early access to high quality APIs and improve our profitability, in addition to further enhancing our API R&D capabilities; and

•

Redefining Customer Service: Rapidly responding to customers’ most significant needs by, among other things, broadening our product portfolio and executing more new product launches, optimizing our global supply chain, helping customers more efficiently manage their inventory and customizing shipping methods based on specific customer needs.

Our strategy is designed to reinforce our balanced business model by diversifying our sources of revenue so that we are not dependent on any single market or product. While we expect generic pharmaceuticals to remain our main business, we continue to seek greater geographical diversity, with European and international markets comprising a greater portion of our revenues, as well as to increase the number of marketed products in our branded portfolio.

During the past year and in early 2011, among the important steps we took to advance our long-term goals were the acquisitions of ratiopharm, Théramex and Corporación Infarmasa.

In August 2010, we completed the acquisition of ratiopharm, Germany’s second-largest generic pharmaceutical producer and the sixth-largest generic drug company worldwide. As a result, we became the number two generic pharmaceutical company in Germany, the world’s second largest generic drug market. We also became the leading generic pharmaceutical company in Europe, significantly expanding our European footprint by achieving or holding the leading market position in such key countries as the U.K., Hungary, Italy, Spain, Portugal and the Netherlands, as well as a top three ranking in seven additional countries, including Germany, Poland, France and the Czech Republic. In addition, the acquisition significantly increased our sales in Canada. With ratiopharm, we also gained valuable know-how in biosimilars, including a number of products in advanced stages of development, and a well-established sales and marketing team.

In an effort to expand our proprietary portfolio in the field of women’s health, we acquired Laboratoire Théramex from Merck KGaA. The acquisition was announced in October 2010 and was completed in January 2011. Theramex’s product portfolio includes a wide variety of women’s health products sold in over 50 countries, including gynecology, osteoporosis, peri-menopause, menopause and contraceptive products. The acquisition provides us with a strong platform to expand our women’s health product offerings into Europe, as approximately 70% of Theramex’s revenues are derived from direct sales in France and Italy. As part of the acquisition, Teva also acquired the distribution rights of Théramex’s products in important growth markets such as Spain and Brazil.

In January 2011, we acquired Corporación Infarmasa, a top ten pharmaceutical company in Peru, which develops, manufactures and commercializes over 500 branded and unbranded generic drugs. Following the acquisition, we became one of the top two pharmaceutical companies in Peru and substantially enhanced our product offerings, especially in the area of antibiotics.

Product Offerings

Generic Products

Generic pharmaceuticals are the chemical and therapeutic equivalents of originator pharmaceuticals and are typically sold at prices substantially below those of the originator’s product. Generics are required to meet similar governmental regulations as their brand-name equivalents offered or sold by the originator and must receive regulatory approval prior to their sale in any given country. For example, in the U.S., the world’s largest generic market, generic pharmaceuticals may be manufactured and marketed if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged and invalidated or otherwise legally circumvented.

In markets such as the U.S., the U.K., the Netherlands and Israel, generic pharmaceuticals are prescribed under their active ingredients or INN (International Nonproprietary Names) and are typically substituted by the pharmacist with their generic equivalent. In these so called “pure generic” markets, physicians or patients have little control or say over the choice of generic manufacturer; generic drugs are not actively marketed or promoted to physicians and the relationship between the generic manufacturer and the pharmacy chains and/or distributors is critical. In markets such as Poland, Austria and Hungary as well as some Latin American countries, generics are sold under brand names, alongside the originator brand. In these markets, pharmacists typically dispense only the specific pharmaceutical product prescribed by the physician and substitution between originator brand and/or generic manufacturers is not permitted without the physician’s consent. In these markets, generic products are actively promoted and the existence of a sales force is necessary. Germany, France, Italy and Spain are hybrid markets with elements of both approaches.

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

Through coordinated global research and development activities, we constantly seek to expand our range of generic products, with an emphasis on high-value products, including those with high barriers to entry. Our generic product development strategy is two-fold: to be first to introduce generic products to market and to achieve market introduction at the earliest possible date, which may involve attempting to invalidate or otherwise legally circumvent existing patents. We actively review pharmaceutical patents and seek opportunities to challenge those patents that we believe are either invalid or would not be infringed by a generic version. In furtherance of this strategy, we also seek to enter into alliances to acquire rights to products we do not have or to otherwise share development costs or litigation risks, or to resolve patent barriers to entry.

We manufacture and sell generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants.

We also continue to focus on sales of generic injectable products to hospitals, clinics and other institutional channels, mostly in the U.S. and Europe, but also in Latin America and Eastern Europe. Our competencies in the development and manufacturing of sterile products and our efficient global supply chain permit us to offer a wide range of oncology products, with different therapeutic mechanisms, in both parenteral and solid dosage forms.

Below is a summary of our activities in North American, European and international generic markets:

North America

United States. We are the leading generic drug company in the U.S. We market over 400 generic products in more than 1,300 dosage strengths and packaging sizes. We also have the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. We believe that the breadth of our product offerings has been and will continue to be of strategic significance as the generics industry grows and as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

In 2010, we enhanced our position as the U.S. generic market leader in total prescriptions and new prescriptions, with total prescriptions increasing from approximately 599 million in 2009 to approximately 611 million in 2010, representing 21.1% of total U.S. generic prescriptions. We expect that our U.S. market leadership will continue to increase as a result of our ability to introduce new generic equivalents for brand-name products on a timely basis, emphasis on customer service, the breadth of our product line, our commitment to regulatory compliance and our cost-effective production.

Products. In 2010, we launched 18 generic versions of the following branded products in the U.S. (listed by date of launch):

Generic Name	Brand Name	Launch Date	Total Annual Branded Market at Time of Generic Launch $ millions (IMS)*
Pramipexole dihydrochloride tablets	Mirapex®	Jan-10	$530.1
Dorzolamide HCl ophthalmic solution	Trusopt®	Jan-10	$42.8
Losartan potassium tablets	Cozaar®	Apr-10	$965.4
Losartan potassium/HCTZ tablets	Hyzaar®	Apr-10	$694.6
Tamulosin HCl capsules	Flomax®	Apr-10	$2,291.0
Estradiol & norethindrone acetate tablets	Activella®	May-10	$44.0
Valacyclovir tablets	Valtrex®	May-10	$2,150.5
Buprenorphine HCl OD tablets	Subutex®	May-10	$82.7
Drospirenone & ethinyl estradiol tablets	Yaz®	Jun-10	$758.4
Adapalene gel	Differin®	Jun-10	$87.2
Anastrazole tablets	Arimidex®	Jun-10	$916.9
Venlafaxine ER capsules	Effexor XR®	Jul-10	$2,752.7
Naratriptan tablets	Amerge®	Jul-10	$60.2
Clonidine transdermal system	Catapres-TTS®	Aug-10	$297.8
Fluoxetine DR capsules	Prozac® Weekly	Aug-10	$15.6
Diazepam rectal gel	Diastat® AcuDial™	Sep-10	$102.5
Lansoprazole DR OD tablets	Prevacid® SoluTab™	Oct-10	$416.2
Donepezil OD tablets	Aricept ODT®	Nov-10	$11.0

*	Branded annual market size as quoted by IMS is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially lower than the branded product price.

The FDA requires companies to submit abbreviated new drug applications (ANDAs) for approval to manufacture and market generic forms of brand-name drugs. In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies may be rewarded with a 180-day period of marketing exclusivity, as provided by law, for being the first generic applicant to successfully challenge these patents. As part of our strategy, we actively review pharmaceutical patents and seek opportunities to challenge patents that we believe are either invalid or not infringed by our generic version. In addition to the commercial benefit of obtaining marketing exclusivity, we believe that our patent challenges ultimately improve healthcare by allowing consumers earlier access to more affordable, high-quality medications.

In 2010 we received, in addition to 21 final generic drug approvals, 14 tentative approvals. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. The 14 tentative approvals received were for generic equivalents of the following products:

Generic Name	Brand Name	Total Branded Market $ millions (IMS)*
Oxaliplatin for injection 5 mg/mL 40 ml vial	Eloxatin®	$7.1
Gemcitabine injection 200 mg	Gemzar®	$127.3
Letrozole tablets	Femara®	$662.4
Fluvastatin capsules	Lescol®	$33.8
Memantine tablets	Namenda®	$1,285.4
Argatroban injection	Argatroban	$148.1
Abacavir / lamivudine tablets	Epzicom®	$443.8
Donepezil OD tablets (final approval received 11/29/10)	Aricept ODT®	$11.0
Cinacalcet tablets 90 mg only	Sensipar®	$105.3
Rosuvastatin tablets	Crestor®	$3,605.5
Cinacalcet tablets	Sensipar®	$490.4
Donepezil tablets	Aricept®	$2,561.0
Paricalcitol capsules	Zemplar®	$113.7
Linezolid tablets (new formulation)	Zyvox®	$403.7

*	The figures given are for the twelve months ended December 31, 2010.

We expect that our revenue stream in North America will continue to be fueled by our strong U.S. generic pipeline, which, as of February 5, 2011, had 206 product registrations awaiting FDA approval (including some products through strategic partnerships), including 44 tentative approvals. Collectively, the branded versions of these 206 products had U.S. sales in 2010 exceeding $121 billion. Of these applications, 134 were “Paragraph IV” applications challenging patents of branded products. We believe we are the first to file with respect to 80 of these products, the branded versions of which had U.S. sales of more than $55 billion in 2010. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture and or shared exclusivity.

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

Collaborations. As part of our strategy to bring generic versions to market as early as possible, we seek to enter into alliances with partners to acquire rights to products we do not have, to share development costs or litigation risks, and/or to resolve patent barriers to entry. Described below are certain alliances that provide significant current contributions to our generic product offerings.

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

Marketing and Sales. In 2010, our generics sales in the U.S. by channel were as follows:

2010
Drug store chains	43%
Drug wholesalers*	36%
Managed care organizations	12%
Generic distributors	6%
Governmental facilities and others	3%

*	A major portion of the products sold to wholesalers ends up in drug store chains and therefore is not reflected in the data presented above.

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

Competitive Landscape. In the U.S. we are subject to intense competition in the generic drug market from other domestic and foreign generic drug manufacturers, brand-name pharmaceutical companies through authorized generics, existing brand equivalents and manufacturers of therapeutically similar drugs. We believe that our primary competitive advantages are our ability to continually introduce new generic equivalents for brand-name drug products on a timely basis, quality and cost-effective production, our customer service and the breadth of our product line.

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

Price competition from additional generic versions of the same product typically results in significant reductions in sales and margins over time. To compete on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost-efficient manner. In addition, our competitors may develop their products more rapidly or complete the regulatory approval process sooner, and therefore market their products earlier, thereby gain a first mover advantage in establishing market share. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

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

Canada. Through Teva Canada Limited (formerly known as Novopharm Limited), our Canadian subsidiary, we manufacture and market generic prescription pharmaceuticals in Canada. With the acquisition of ratiopharm, we are now the leading generic pharmaceutical company in Canada in terms of value. Our generic product portfolio includes 290 generic products in 1,100 dosage forms and packaging sizes. In 2010, we launched generic equivalents of the following branded products: Concerta™ ER, Actonel®, Zyprex®, Zydis®, Proscar®, Femara®, Lipitor® and Xatral®.

The Therapeutic Products Directorate of Health Canada requires companies to make an abbreviated new drug submission in order to receive approval to manufacture and market generic pharmaceuticals. In Canada, as of December 31, 2010, we had 73 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had Canadian sales in 2010 of approximately U.S. $3.5 billion.

Our sales force in Canada markets generic products to retail chains, retail buying groups and independent pharmacies—reaching approximately 8,200 outlets. Canada continues to see consolidation of independent retail pharmacies and increased expansion of retail chains and buying groups: the top five retail chain customers in Canada represent approximately half the market (in terms of value).

Competitive Landscape. In Canada, the competitive landscape continues to intensify with the increasing presence of foreign competitors. Four major generic drug manufacturers (including Teva Canada), all of which are subsidiaries or divisions of global manufacturers, satisfy approximately 80% of the Canadian demand for generic pharmaceuticals.

The customer base for Teva Canada continues to change as the number of independent community pharmacies decreases at the expense of chain drug and aligned store groups, which work closely with selected suppliers for specific products as well as increased government regulation on pricing. These larger customers look to generic suppliers to timely launch cost-effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

Europe

With our 2010 acquisition of ratiopharm, we are now the leading generic pharmaceutical company in Europe, which includes Germany, the world’s second largest market for generic drugs, and growing generic markets such as France, Italy and Spain. The ratiopharm acquisition also expanded our product portfolio and manufacturing capabilities across the region.

We have direct operations in 27 EU member states as well as in Norway and in Switzerland. We are the leading generic pharmaceutical company in 10 European countries, including the U.K., Italy, Spain, the Netherlands, Portugal and Hungary, and are in the top three in seven other countries, including Germany, France, Poland and the Czech Republic.

Our primary strategic objective in Europe is to extend and secure our leadership position. We expect to continue to register a broad portfolio of generic products, expand our customer base, capitalize on pro-generic governmental reforms and, where appropriate, pursue strategic acquisitions and alliances.

The European generic market is diverse. Regulatory regimes, pricing and reimbursement policies, competitive conditions and generic penetration vary substantially from country to country. Some European countries, such as Germany, the U.K., the Netherlands, Poland and the Czech Republic, are characterized by relatively high generic penetration of over 50% in volume. Other major markets like France, Italy, Spain and Austria have low generic penetration of 25% or less in volume. Measures introduced in several countries such as Spain and Portugal have increased generic penetration considerably.

In certain European countries, there is a market for both branded generic products as well as products sold under their generic chemical names, while in others there is a market for branded generics only. Some countries, such as the U.K. and the Netherlands (so-called “pure generic” markets), permit substitution by pharmacists of the pharmaceutical product prescribed by the physician with its generic equivalent, while other countries, such as Poland, Austria and Hungary, permit pharmacists to dispense only the specific pharmaceutical product prescribed by doctors. In Germany, France, Italy, Spain and Portugal, as in certain Central and Eastern European countries, the market is a hybrid, with elements of both approaches. In markets such as Germany and the Netherlands, national health insurance funds play an increasingly important role in decision making. In these markets, the health insurance funds determine through tenders the products that are to be preferred for the patients that are insured at the specific fund. In Germany, the retail market covers approximately half of the total German generic market, half of which is subject to tenders issued by health insurance funds. There are also countries with complex systems with more than one decision maker or markets like Spain where the decision mechanisms vary across the different regions within the country.

Another difference among the various European markets is the pricing and reimbursement schemes. In many markets such as Spain, Germany, Italy and Finland, pricing systems that define the reimbursement level for prescription pharmaceuticals based on a reference price of comparable pharmaceutical products are in place. Other markets like France and Austria require that the price of a new generic product be a certain percentage lower than the originator brand. In the U.K. the price is set by a scheme based on the pharmacy purchase profit.

In Europe, while marketing authorizations for generic products may be obtained through a decentralized mutual recognition procedure, a centralized procedure involving the European Medicines Agency (“EMA”) may also be used, which results in an approval valid in all EU member states.

In 2010, we launched 24 generic versions of the following branded products in Europe (listed in order of launch): Hycamtin® (topotecan HCl), Bipreterax® (perindopril/ indapamide), Lercadip® (lercanidipine), Co-Diovan® (valsartan/hydrochlorothiazide), Rebetol® (ribavirin), Cibacen® (benazepril HCl), Cibadrex® (benazepril HCl/HCTZ), Temodal® (temozolomide), Viagra® (sildenafil/ABC), Palladone® (hydromorphone hydrochloride), Merrem® (meropenem), Xalatan® (latanoprost), Cipralex® (escitalopram), Crestor® (rosuvastatin calcium), Art® (diacerein), Nexium® (esomeprazole magnesium dihydrate), Trusopt® (dorzolamide), Taxotere® (docetaxel), Normix® (rifaximin), Differine® (adapalene), Aromasin® (exemestane), Yasmin® (ethinyl estradiol/drospirenone), Toplexil® (oxomemazine) and erythropoietin (marketed by Teva as Eporatio®).

As of December 31, 2010, we received 1,846 generic approvals in Europe relating to 196 compounds in 400 formulations, including eight EMA approvals valid in all EU member states. In addition, we have approximately 3,568 marketing authorization applications pending approval in 30 European countries, relating to 290 compounds in 586 formulations, including nine applications pending with the EMA. Our European pipeline includes generic versions of branded products with approximately $94 billion of total annual branded market sales in 2010.

Below is a summary of our operations in selected European countries (listed in order of size in terms of market size, largest market first):

In Germany, the largest European generic market, we are the second largest generic pharmaceutical company in terms of sales, with a product portfolio that includes 393 generic products sold in approximately 6,170 dosage forms and packaging sizes.

The generic market in Germany consists of different segments: retail, OTC, hospital and off-patent original innovator products. The retail market covers approximately half of the total German generic market, half of which is subject to tenders issued by health insurance funds, which exert downward pressure on generic pricing.

Price levels for pharmaceuticals in Germany were negatively impacted by reforms in 2010. For the off patent market, including generic pharmaceuticals, the reimbursement levels were lowered on two occasions to the market average. For innovative brands a mandatory rebate of 16% (which was increased from 6%) was introduced. In addition, a price moratorium for innovative brands was implemented, which rolled back price increases that were made after August 2009.

With the addition of ratiopharm, we now have a more diverse portfolio of activities in all segments, and expect to have a stronger position as participants in health insurance tenders.

In 2010, we launched 42 new products or new dosage forms, including the generic versions of Hyzaar® (losartan potassium/HCTZ), Palladon® (hydromorphone hydrochloride), Sifrol® (pramipexole dihydrochloride), Actonel® (risedronat), Taxotere® (docetaxel), Nexium® (esomeprazole), Temodal® (temozolomid) and erythropoietin (marketed by Teva as Eporatio®).

In France, we are the third largest generic pharmaceutical company in terms of sales, with a portfolio of approximately 230 generic products sold in approximately 580 dosage forms and packaging sizes. The market for generic pharmaceuticals has increased significantly in France in recent years due to legislation adopted by the French government.

As a result of the acquisition of ratiopharm, we have the broadest portfolio of generic products in the French generic market. France has become Teva’s second largest generic market in Europe.

In 2010, we launched 143 new products or new dosage forms, including the generic versions of Voltaren® (diclofenac), Verboril® (diacerein), Temodal® (temozolomide), Nebilet® (nebivolol), Neupogen® (filgrastim) and erythropoietin (marketed by Teva as Eporatio®).

In the United Kingdom, we are the leading generic pharmaceutical company in terms of sales and units, and we are the largest supplier to the National Health Service, which is the sole national insurer. We have a portfolio of more than 750 generic products and maintain the largest sales force in the generic industry, focusing on independent retail pharmacies.

The U.K. pharmaceutical market is characterized by a high generic penetration of greater than 60% in terms of volume. The current pricing mechanism for generic products, also known as the ‘category M’ system, has been extended over a period of four years, to end at the end of 2013. The category M system is a complex reimbursement price mechanism for generic items that is reviewed quarterly by the U.K. Department of Health. The reimbursement price is based on ex-factory prices collected from generic manufacturers (with a mark-up applied by a formula that allows the Department of Health to control the pharmacy purchase profit).

In 2010, we launched 33 new products or new dosage forms, including the generic versions of Cozaar® (losartan), Temodal® (temozolomide), Cellcept® (mycophenolate mofetil) and Zanidip® (lercanidipine). We also launched a range of OTC medicines.

In Italy, following the acquisition of ratiopharm, we significantly enhanced our position as the leading generic pharmaceutical company in terms of units and sales, with a portfolio of 137 products in 376 dosage forms and packaging sizes.

After the significant legislative changes in 2009 that reduced prices and introduced a maximum discount level, the market for generic pharmaceuticals grew over 10% in value in 2010, despite additional governmental price cuts introduced in June 2010 that led to a price decrease of 12.5% for most generic pharmaceuticals.

In 2010, we launched 20 new products or new dosage forms, including the generic versions of Plavix® (clopidogrel), Hyzaar® (losartan hydrochlorothiazide), Nebilet® (nebivolol), Xalatan® (latanoprost), Neupogen® (filgrastim) and erythropoietin (marketed by Teva as Eporatio®).

In Spain, following the acquisition of ratiopharm, we became the leading generic pharmaceutical company in terms of sales and the second largest generic pharmaceutical company in terms of units with a portfolio of 204 products, selling in approximately 558 dosage forms and 820 packaging sizes.

In 2010, major legislative changes were approved by the national and regional governments which were aimed to increase generic penetration. These changes reduced gross generic prices on average by 25% and lowered maximum discounts to 10%. We expect generic penetration to further increase as a result of these measures.

In 2010, we launched 97 new products or new dosage forms, including the generic versions of Lipitor® (atovastatin), Cipralex® (escitalopram), CoAprovel® (irbesartan hydrochlorothiazide) and Hyzaar® (losartan hydrochlorothiazide).

In Poland, we are the third largest generic pharmaceutical company in the market in terms of sales and units, with a portfolio of 124 generic products in 355 dosage forms and packaging sizes. The Polish pharmaceutical retail market is characterized by generic penetration of approximately 60% in terms of value and 84% in terms of volume. The vast majority of generics are branded and actively promoted.

In 2010, we launched 20 new products or new dosage forms, including the generic versions of Plavix® (clopidogrel), Taxotere® (docetaxel), Neupogen® (filgrastim), Temodal® (temozolomide) and Norvasc® (amlodipine).

Competitive Landscape. In Europe, we compete with other generic companies and brand drug companies that continue to sell or license branded pharmaceutical products after patent expirations. The generic market in Europe is very competitive, with the main competitive factors being price, time to market, reputation, customer service and breadth of product line. In addition, as in the U.S., the generic market also faces competition from brand pharmaceutical companies who try to prevent or delay approval of generic equivalents through several tactics.

In Germany, there is a high rate of generic penetration with a relatively high number of competitors of varying sizes and capabilities. Price levels for pharmaceuticals in Germany are impacted by healthcare reforms and tenders issued by the health insurance funds.

In France, there is an increasingly competitive landscape with pricing pressure largely due to the existence of large pharmacist buying groups and to the French government’s efforts to control healthcare costs by imposing significant price decreases.

The United Kingdom is a “pure” generic market that results in very low barriers to entry. Significant vertical integration exists between wholesalers and retailers, ensuring low prices as long as there are several suppliers. Although there has been some consolidation of generic suppliers in the U.K. in recent years, there has also been a steady stream of new suppliers entering the market, mostly from Europe and India.

In Italy, there is a relatively low rate of generic penetration with retail level competition. The market is increasingly categorized by independent pharmacies that have the ability to dispense products from different companies, which has resulted in increased competition among generic companies.

In Spain, the generic pharmaceutical market is largely represented by local companies. Regulations in the seventeen local regions have varying policies regarding generic substitution. However, following the reduction of gross generic prices and lower maximum discounts, we expect generic penetration to increase.

In Poland, there is a high rate of generic penetration. The pharmaceutical industry has experienced significant structural changes in recent years. Most of the state-owned companies have been privatized and foreign firms account for a high proportion of sales. The competitive landscape, which is dominated by several very strong local and regional competitors, continues to be challenging, with hundreds of manufacturers.

International Markets

Our International Markets include countries other than those included under North America and Europe. In general, the larger of these markets are characterized by rapid growth and relatively high sales of branded generic and OTC products.

Below is a summary of our operations in selected International Markets:

Latin America

We market a broad portfolio of products in Latin America. We distribute our products in most Latin American countries. In most cases, these products are manufactured in our facilities in Mexico, Chile, Argentina and Peru.

Brazil, Mexico, Venezuela, Colombia and Argentina are the largest pharmaceutical markets in the region, with substantial local manufacturing and, due to the historical absence of effective patent protections for innovative drugs, a history of reliance on generic and branded generic products.

Total pharmaceutical retail sales in the region exceeded $37 billion in 2010 and, according to IMS forecasts, the Latin American pharmaceutical market is expected to grow at an average annual rate of approximately 13% through 2013.

We intend to expand our operations in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular), stronger regional economic performance and growing populations, leveraging our strong local presence, global product portfolio and manufacturing expertise.

In Argentina, we manufacture and sell approximately 170 branded generic and OTC products in a market that is predominately branded generic. We are the third largest pharmaceutical company in terms of sales. Sales are made primarily to distributors and wholesalers, with the remainder directly to healthcare institutions.

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

In Mexico, our operations include two pharmaceutical manufacturing sites, which primarily supply the domestic market, but also supply markets such as Latin America, Europe and Canada. Domestic sales are made primarily to the public sector through government tenders and institutional sales.

In Peru, following the acquisition of Corporación Infarmasa, we are one of the top two largest pharmaceutical companies in terms of sales, with the leading antibiotics brand. The vast majority of our sales is made to pharmacy chains, distributors and wholesalers.

Competitive Landscape. In Latin America, the pharmaceutical market is generally fragmented, with no single company enjoying market dominance in the region. Local generic companies predominate, especially in Brazil, Argentina and Chile. These local companies, as well as multinational brand companies, compete with our local operations in all of the markets. Our strengths in the region include our comprehensive range of products, which cover a wide range of therapeutic categories, strong sales forces and the opportunity to leverage our global product portfolio.

Israel. We are the leading provider of professional healthcare products and services in the Israeli market. In addition to innovative, generic and OTC pharmaceutical products, we sell and distribute a wide range of healthcare products and services, including consumer healthcare products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services. Our Israeli product portfolio also includes products sold under licensing arrangements. Our distribution company, Salomon Levin and Elstein Ltd., provides logistical support for the selling and distribution activities of Teva in Israel, which include distribution of products of third parties, including several multinational pharmaceutical companies. A new logistics center currently under construction is expected to significantly increase our technological and logistical capabilities in Israel when it is completed in 2011. Prices for our products in Israel are significantly affected by pricing regulations and governmental policies.

Competitive Landscape. Our products compete with those of other local manufacturers, as well as with imported products. Generic competition has increased in recent years in Israel, and this trend is expected to continue, with additional pressure on prices coming from the healthcare funds and other institutional buyers. The introduction of private labels into the retail market has increased competition in the OTC market, a trend that is expected to increase in the future.

Russia. We are the second largest generic company and one of the top ten pharmaceutical companies by value in Russia, with a strong focus on antibiotics, cardiovascular, respiratory, gastro-intestinal, oncology as well as OTC pharmaceutical products. Teva provides approximately 130 products to the Russian market, selling to both retail and hospital channels.

Russia is substantially a branded generic, out-of-pocket, cash-pay market, although selected government-funded products included for reimbursement are procured using a tender process. The regulatory environment in Russia is characterized by continuing government-imposed cost containment measures for life-saving products that are included in the reimbursement list. The government seeks to encourage generic products in order to enable access to lower cost pharmaceuticals. Russian pharmaceutical law is currently under review, with a focus on increasing access and controlling pricing of products.

Competitive Landscape. The Russian market is comprised of large local manufacturers as well as international generic and innovative pharmaceutical companies. With Russia being a primarily branded generic market, all competitors provide product education to physicians via medical representatives. As part of Russia’s 2020 pharmaceutical strategy, companies with a local manufacturing presence will gain favorable commercial conditions.

Japan is the second largest pharmaceutical market worldwide, estimated at approximately $87 billion in 2010. Generic penetration is estimated at 19% of volume and 7% of value. In 2007, the Japanese government set an ambitious objective to double generic usage and reach 30% market share in terms of volume by 2012.

In 2008, we established a joint venture with Kowa Company Ltd., a Japanese pharmaceutical company. The joint venture, Teva-Kowa Pharma Co., Ltd., seeks to leverage the marketing, research and development, manufacturing and distribution capabilities of each partner to become a broad-based supplier of high quality generic pharmaceutical products for the Japanese market. In December 2009, Teva-Kowa Pharma acquired a majority interest in Taisho Pharmaceutical Industries Ltd., a Japanese generics company with over 200 products and sales exceeding $130 million for the twelve months ended September 30, 2009. In October 2010, Teva-Kowa acquired the remainder of Taisho. As a result of the acquisition of Taisho Pharma, Teva-Kowa Pharma is the fifth-largest generic pharmaceutical company in Japan.

Competitive Landscape. The Japanese pharmaceutical market is relatively fragmented but polarized—the leading four pharmaceutical companies capture approximately 50% of the Japanese market. Significant changes are expected with the entrance of global pharmaceutical companies which may require subscale companies to exit the market.

Branded Products

Our branded product offerings include our multiple sclerosis and neurology products: Copaxone®, for the treatment of multiple sclerosis, Azilect®, for the treatment of Parkinson’s disease; as well as respiratory products, women’s health products and biopharmaceuticals, primarily biosimilars.

Copaxone®

Copaxone® (glatiramer acetate injection, or GA), our largest product and first major innovative drug, is the leading multiple sclerosis therapy in the U.S. and globally and is approved in over 50 countries worldwide, including the U.S., Canada, all European countries, Russia, major Latin American markets, Australia and Israel. It is indicated for reduction of the frequency of relapses in patients with relapsing-remitting multiple sclerosis. Copaxone® is also indicated for the treatment of patients who have experienced clinically isolated syndrome and are determined to be at high risk of developing clinically definite multiple sclerosis.

We have Orange Book-listed patents relating to Copaxone® with terms expiring in May 2014 in the U.S. and in May 2015 in most of the rest of the world. We also hold additional patents protecting various aspects of the process of preparing Copaxone® and methods of analyzing this product which expire between 2019 and 2024.

Multiple sclerosis is the most common disabling neurological disease among young adults, mostly women diagnosed between the ages of 20-40, and affects over 2.5 million people worldwide. The first clinical event of almost all patients eventually diagnosed with multiple sclerosis is an acute episode (relapse), known as clinically isolated syndrome, of neurological deficits leading to clinical symptoms that suggest a lesion in the central nervous system. However, not all patients with this syndrome develop multiple sclerosis, and of those who do, the prognosis is highly variable. In the majority of patients, the disease is of the relapsing-remitting form, which is manifested by relapses followed by recovery (remission). Recovery may be incomplete at times, resulting in a disability progression which is measured by the Expanded Disability Status Scale (EDSS). Clinical evidence and MRI testing suggest that early treatment can prevent or delay accumulation of irreversible neuronal damage and the progression of multiple sclerosis.

Copaxone® is the first non-interferon immunomodulator approved for the treatment of relapsing-remitting multiple sclerosis. The research to date suggests that it has a dual mechanism of action both outside and within the central nervous system that regulates inflammation at the site of brain lesions. In addition, it has been demonstrated that Copaxone® controls neurodegeneration and enhances repair. Copaxone® reduces the number of brain lesions that evolve into permanent black holes, slows brain shrinkage and increases the production of factors that enhance neuronal repair.

Three confirmatory clinical studies with relapsing-remitting multiple sclerosis patients have demonstrated that daily subcutaneous injection of Copaxone® significantly reduces the relapse rate as well as the level of disease activity and burden as measured by magnetic resonance imaging. Furthermore, three other studies (the BECOME, BEYOND and REGARD studies) conducted by our competitors, which involved over 3,000 patients treated with both high-dose beta-interferon and Copaxone®, failed to demonstrate any superiority of high-dose beta-interferon products over Copaxone® in any of the primary endpoints. Moreover, the REGARD study comparing Copaxone® and Rebif® 44mcg showed that Copaxone® was superior to Rebif® 44mcg in slowing the rate of brain shrinkage.

Results from the U.S. pivotal study of Copaxone®, which was extended as an open-label trial to 15 years—making it the longest continuous study ever of patients with relapsing-remitting multiple sclerosis—demonstrated that the number of attacks was reduced to an average of one every five years and that more than 80 percent of patients, with an average disease duration of 22 years, were able to walk unassisted following 15 years of treatment. Additional studies conducted provide evidence that long-term benefits of Copaxone® may be, in part, due to remyelination. Findings demonstrate that treatment with Copaxone® may offer sustained protection from neuronal/axonal injury as reflected biologically by a significant increase in N-acetylaspartate, a specific marker of neuronal mitochondrial function, in treated versus untreated relapsing-remitting multiple sclerosis patients.

The PreCISe study, a Phase III, randomized, placebo-controlled, double-blind study in which 481 patients with clinically isolated syndrome were monitored over periods of up to 36 months, showed that patients treated early with Copaxone® had a 45% reduction in the risk of developing clinically definite multiple sclerosis. Of the patients who developed clinically definite multiple sclerosis, the time to clinically definite multiple sclerosis more than doubled, from 336 days for patients given a placebo to 722 days for patients treated with Copaxone®. Copaxone® was also shown to be well tolerated in the PreCISe study. The results of this study were published in Lancet in October 2009. In October 2010, we presented data from the five year long-term open-label follow up of the PreCISe study that showed that early initiation of treatment with Copaxone® reduces the risk of developing multiple sclerosis by 41% and that Copaxone® delayed time to conversion to clinically definitive multiple sclerosis by almost three years.

Based on the results of the PreCISe study, in March 2009, the FDA approved an expanded indication for Copaxone® to include the treatment of patients who have experienced a first clinical episode and have magnetic resonance imaging features consistent with multiple sclerosis. The FDA’s approval followed a similar decision by the United Kingdom’s Medicines and Healthcare Products Regulatory Agency (MHPR) in February 2009 to expand the label for Copaxone® to include the treatment of patients with clinically isolated syndrome suggestive of multiple sclerosis. This approval also includes 24 European countries that take part in the EU mutual recognition procedure. Approval for an expanded label for Copaxone® was also granted in 15 additional countries worldwide.

The SONG study, a Phase IIIb, randomized, open-label, crossover study, was designed to examine whether a decrease in the volume of the Copaxone® dosage formulation (20 mg/0.5 mL versus 20 mg/1.0 mL) would decrease injection pain and increase tolerability for patients. The study, in which approximately 130 patients participated, showed positive results. Based on these results, Teva submitted to the FDA a supplemental New Drug Application (sNDA) for a lower-volume (0.5mL) injection of glatiramer acetate. In December 2010, Teva received a complete response letter from the FDA stating that the FDA could not approve the application as submitted. The FDA noted that because the mechanism of action of Copaxone® is not fully understood, even a formulation change could impact clinical outcomes, and therefore an adequate and well controlled efficacy study is needed to support efficacy of the 20 mg/0.5 mL formulation. We are currently evaluating our next steps.

In April 2008, Teva assumed the U.S. and Canadian distribution of Copaxone® from Sanofi-Aventis. Under the terms of the agreements, Sanofi-Aventis was entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® in the U.S. and Canada for an additional two-year period, which ended on April 1, 2010. As of that date, Teva records all in-market sales and profits of Copaxone® for the U.S. and Canada.

We have an additional collaborative agreement with Sanofi-Aventis for the marketing of Copaxone® in Europe and other markets. Copaxone® is co-promoted with Sanofi-Aventis in Germany, France, Spain, the Netherlands and Belgium, and is marketed solely by Sanofi-Aventis in the rest of the European markets, Australia and New Zealand. In 2010, we assumed the distribution and marketing responsibilities for Copaxone® in the U.K., the Czech Republic and Poland. By 2012, we expect to assume the marketing responsibilities for Copaxone® in all European countries. Sanofi-Aventis is entitled for a period of two years to 6% of the in-market sales of Copaxone® in the applicable countries. Although we expect to record higher revenues as a result of this change, we will also become responsible for certain marketing and administrative expenses, which are no longer shared with Sanofi-Aventis.

Competitive Landscape. There are four formulations of beta-interferon which primarily compete with Copaxone®: Avonex®, Betaseron®, Extavia© and Rebif®. Another therapy, Tysabri®, was reintroduced in the U.S. in June 2006 with a “black box” label, which includes the most critical information about Tysabri®, such as indications and warnings, and with an indication for patients who have had an inadequate response to, or are unable to tolerate, alternate multiple sclerosis therapies. In July 2006, Tysabri® was launched in the EU with a restricted indication for patients who have failed beta interferons or for highly active patients. An additional change in labeling was implemented in early 2010 by both the EMA and the FDA suggesting that the risk of PML—a fatal brain infection—increases with the number of Tysabri® infusions.

We expect that in the next few years, the multiple sclerosis treatment landscape will change with the expected launch of additional products, some of which are orally administered. The first orally administered disease-modifying therapy, fingolimod (Gilenya®), which competes with Copaxone®, was approved by the FDA in September 2010. This once-daily drug was approved for the treatment of relapsing remitting multiple sclerosis patients and included a risk evaluation and mitigation strategies (REMS) program to inform healthcare providers about the serious risks of fingolimod, including bradyarrhythmia and atrioventricular block at treatment initiation, infections, macular edema, respiratory effects, hepatic effects, and fetal risk. In January 2011, fingolimod received a positive opinion from the EU Committee for Medicinal Products for Human Use (CHMP) of the EMA for approval as a second line MS treatment.

Oral cladribine was submitted by Merck KGaA during 2009 to both the FDA and the EMA. It received a negative recommendation from the CHMP in Europe in November 2010, and is still being reviewed by the FDA with a decision expected by spring 2011. This follows the issuance in November 2009 of a “refuse to file letter” by the FDA due to an incomplete NDA submission.

In July 2008, we learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., filed an ANDA with the FDA for a generic version of Copaxone® containing Paragraph IV certifications to each of our patents listed in the FDA’s Orange Book for the product. In August 2008, we filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the U.S. District Court for the Southern District of New York, alleging infringement of four Orange Book patents. The patents, which expire on May 24, 2014, cover the composition of Copaxone®, pharmaceutical compositions containing it, and methods of using it. The lawsuit has triggered a stay of any FDA approval of the Sandoz ANDA, which expired in January 2011. Sandoz filed its answers to our complaint in November 2008. The answers include declaratory judgment counterclaims of non-infringement, invalidity, and unenforceability of all seven Orange Book listed patents, as well as two process patents, including a process patent that does not expire until September 2015. Our response maintaining the validity and enforceability of all of the patents-in-suit was filed in December 2008. A hearing was held in January 2010 to determine, among other claim terms, the meaning of certain terms used in the claims of Teva’s Orange Book patents. Discovery is now complete. In September 2010, the Court denied Sandoz’s motion for summary judgment of indefiniteness.

In September 2009, Teva learned that the FDA had accepted the filing of a second ANDA for glatiramer acetate by Mylan Inc. in collaboration with Natco Pharma Ltd. The Mylan filing alleged invalidity and non-infringement of all Orange Book patents. In October, 2009, we filed a complaint in the U.S. Court for the Southern District of NY against Mylan Pharmaceuticals, Inc., Mylan Inc. and Natco Pharma Ltd. alleging infringement of all seven Orange Book patents. Mylan’s response contained declaratory judgment counterclaims of non-infringement, invalidity, and unenforceability of all seven Orange Book listed patents, as well as two process patents, including a process patent that does not expire until September 2015. We filed a response maintaining the validity and enforceability of all of the patents-in-suit. Discovery is now completed. Mylan has filed a summary judgment motion similar to that submitted by Sandoz and Momenta, which is currently pending before the court.

Recently, the Sandoz and Momenta and the Mylan and Natco patent litigations were consolidated so the cases will be tried together in the Southern District of New York. We do not yet have a trial date, but anticipate the Court will set one after it has ruled on all summary judgment motions.

In December 2009, we filed a separate patent infringement suit against Sandoz and Momenta in the Southern District of New York regarding Teva’s patents covering our proprietary set of molecular weight markers (the “marker patents”). The latest of these patents is set to expire in February 2020. This case has been assigned to the same judge as in the case described above. Then in September 2010, we filed a complaint against Mylan for infringement of our four marker patents. Both ANDA applicants have moved to dismiss the case, and we opposed. The matter is still pending before the Court.

In addition, we have filed three citizen’s petitions with the FDA noting that even minor modifications in the composition of glatiramer acetate can lead to potentially significant differences in safety and efficacy. Since it is impossible to fully characterize the active components in Copaxone®, we believe that no generic version should be deemed its therapeutic equivalent without a demonstration of sameness. Additionally, we believe that any purported generic version of Copaxone® should undergo full clinical testing in humans.

Azilect ®

Azilect® (rasagiline tablets), indicated for the treatment of Parkinson’s disease as initial monotherapy and as an adjunct to levodopa, is our second innovative drug to be in the market. Parkinson’s disease is the second most common neurodegenerative disorder, which typically occurs at an advance age, affecting approximately 1-2% of the population over the age of 65 and increasing to 3-5% in people over the age of 85. Although many symptomatic therapies are available, there is still a high level of dissatisfaction with many of these treatments, in terms of efficacy, safety and tolerability, and the major unmet need for Parkinson’s disease is to slow the clinical progression of the disease.

Azilect® is a potent, second-generation, irreversible monoamine oxidase type B (MAO-B) inhibitor, indicated for treating the signs and symptoms of Parkinson’s disease in both early stage and in moderate to advanced stages of the disease, with a favorable tolerability and safety profile. Azilect® has also demonstrated neuroprotective and neurorestorative activities in various in vitro and in vivo models. Azilect®1mg/day is the only Parkinson’s drug that has clinical data consistent with a possibility of disease modifying effect as demonstrated by slowing down the clinical progression of the disease, in addition to its symptomatic efficacy. Azilect® was launched in its first market, Israel, in March 2005, followed by a rolling launch in various European markets, and became available in the U.S. in 2006. Currently, Azilect® is approved for marketing in 45 countries and is expected to enter Australian and Asian markets over the next several years.

The development of Azilect® is part of a long-term strategic alliance with Lundbeck, which includes the global co-development and marketing of Azilect®, mainly in Europe, for the treatment of Parkinson’s disease. Under the agreement, we jointly market the product with Lundbeck in certain key European countries. Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets. In North America, Azilect® is marketed by Teva’s wholly-owned subsidiary Teva Neuroscience.

During the development program, Azilect® has demonstrated efficacy and safety in four major studies that included over 2,700 patients with Parkinson’s disease at different stages of the disease. Two Phase III studies (PRESTO and LARGO) demonstrated Azilect®’s efficacy as adjunctive therapy to levodopa in moderate-advanced patients. The LARGO study also showed effects comparable to the COMT inhibitor, entacapone. The TEMPO and ADAGIO studies were done in early-stage patients. In TEMPO, Azilect® demonstrated efficacy and safety as monotherapy treatment at six months, and suggested a possible effect on disease progression based on the 12-month results. An extension study showed that benefits of early treatment with Azilect® were maintained over time, for up to 6.5 years.

The ADAGIO study, one of the largest studies ever conducted in Parkinson’s disease, which employed a delayed-start design and novel statistical endpoints to assess the effect of Azilect® on slowing the clinical progression of the disease in early untreated Parkinson’s patients. The study results show that early treatment with Azilect® 1mg/day may be consistent with a disease modifying effect by slowing down the clinical progression of the disease. These results were published in the New England Journal of Medicine in September 2009. In December 2010, based on these results, we submitted to the FDA a sNDA for the slowing of clinical progression of Parkinson’s disease.

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

Azilect® is protected in the U.S. by several patents that will expire between 2012 and 2027. In addition, Azilect® is entitled to new chemical entity exclusivity for a period of five years from its 2006 approval date. We hold several European patents covering Azilect® that will expire between 2011 and 2014. Supplementary Protection Certificates have been granted in a number of European countries with respect to the patent expiring in 2014, thereby extending its term to 2019. Azilect® is also protected by data exclusivity protection in EU countries until 2015.

Competitive Landscape. Azilect®’s competitors include the newer non-ergot dopamine agonists class, including Mirapex® /Sifrol® (pramipexole), Requip® (ropinirole) and Neupro® (rotigotine), which are indicated for all stages of Parkinson’s, as well as Comtan®, a COMT inhibitor, indicated only for adjunct therapy in moderate to advanced stages of the disease. In 2009 it was reported that the dopamine agonist Mirapex® failed to demonstrate a disease-modifying effect in a clinical trial with a design similar to the ADAGIO trial.

In October 2010, Teva filed a complaint against Watson Pharmaceuticals, Mylan and other defendants concerning their ANDAs containing Paragraph IV certifications filed with the FDA for generic versions of Azilect®. The Teva complaint alleged infringement of Orange Book listed U.S. Patent No. 5,453,446. No trial date has been scheduled. The lawsuit has triggered a stay of any FDA approval of the ANDAs until November 2013 or a district court decision in the defendants’ favor.

Specialty Respiratory Products

We are committed to delivering a range of respiratory products for asthma, chronic obstructive pulmonary disease (COPD) and allergic rhinitis. Our global respiratory product strategy is to extract value from both the branded and generic spheres; accordingly, our portfolio includes both branded products that utilize specific proprietary devices and pure generic products.

Our principal branded respiratory products in the U.S. include ProAir® (albuterol HFA), a short-acting beta-agonist for treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm, and Qvar® (beclomethasone diproprionate HFA), an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® is manufactured by 3M. These products are marketed directly to physicians, pharmacies, hospitals, managed healthcare organizations and government agencies. In 2010, ProAir® maintained its position as the leading rescue inhaler in the U.S., and Qvar® further advanced its second-place position in terms of new and total prescriptions in the inhaled corticosteroid market.

In Europe, our principal markets for respiratory products are the U.K., France, Germany and the Netherlands. Our main brands in these markets include Qvar®, and Airomir® (salbutamol HFA), in metered dose inhalers (MDI), as well as in breath-actuated inhalers, such as Easi-Breathe® and Autohaler®, and salbutamol HFA MDI. For patients of varying ages and disease severity who use nebulizers, we have a full range of molecules for asthma and COPD via our patented protected advanced sterile formulations Steri-Neb® (single dose plastic vial).

In the short term, we believe our current portfolio of respiratory products is well positioned to capture opportunities globally. In recent years, we have continued to build upon our experience in the development, manufacture and marketing of inhaled respiratory drugs delivered by metered-dose and dry powder inhalers, primarily for bronchial asthma and COPD. At the core of our efforts to grow our respiratory franchise globally is a continued investment in high quality manufacturing capability for press and breathe metered-dose inhalers, nasal sprays and Steri-Neb®, allowing us to play an important role in all major markets and to address all of the major areas of therapeutic need.

Over the longer term, we expect to utilize our research and development capabilities, both internal and through alliances, to develop additional products based on our proprietary delivery systems, including Easi- Breathe®, an advanced breath-activated inhaler (BAI), Spiromax® /Airmax®, a multi-dose dry powder inhaler, and Steri-Neb®, the advanced sterile formulations for nebulizers. This strategy is intended to result in “device consistency”, allowing physicians to choose which device matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule for the therapeutic need. We intend to submit ten products, six of which are new brands, for approval in the U.S. and Europe by 2015.

Competitive Landscape. There are a several established global competitors who supply most of the demand to this market. There are four major MDI/DPI (dry powder inhaler) global brands competing with Qvar® for the mono inhaled corticosteroid segment: Flixotide/Flovent® (fluticasone) by GlaxoSmithKline, Pulmicort® (budesonide) by AstraZeneca, Asmanex® (mometasone) by Merck and Alvesco® (ciclesonide) by Nycomed, as well as four major brands that compete with ProAir® in the U.S. market for the short acting beta agonist segment: Ventolin® (salbutamol) by GlaxoSmithKline, Proventil® (salbutamol) by Merck, Xopenex® (levsalbutamol) by Sunovion and Maxair® (pirbuterol) by Graceway.

Women’s Health

Our women’s health unit manufactures and markets proprietary pharmaceutical products in the U.S. and Canada. In 2010, our women’s health franchise concentrated its efforts on expanding its existing portfolio and pipeline product offerings globally, which included conducting clinical research and commercial activities for markets other than the U.S. and Canada.

The current portfolio of actively promoted products in North America includes:

•	Seasonique® (levonorgestrel/ethinyl estradiol and ethinyl estradiol), a 91-day extended regimen oral contraceptive;

•	LoSeasonique® (levonorgestrel/ethinyl estradiol and ethinyl estradiol), a 91-day extended regimen oral contraceptive with low-dose estrogen;

•	Plan B® One-Step OTC/Rx (levonorgestrel), an emergency oral contraceptive;

•	ParaGard® T380 A (intrauterine copper contraceptive), a non hormonal intrauterine contraceptive; and

•	Enjuvia® (synthetic conjugated estrogens, B), hormone therapy for treatment of vasomotor symptoms and vaginal atrophy.

Seasonique® and LoSeasonique® represent our next-generation extended regimen oral contraceptive products. Both provide continuous hormonal support in the form of a low dose of estrogen in place of the usual seven placebo pills. Under the Seasonique® extended-cycle regimen, women take tablets of 0.15 mg levonorgestrel/0.03 mg of ethinyl estradiol for 84 consecutive days, followed by seven days of low-dose estrogen alone instead of placebo (0.01 mg of ethinyl estradiol). LoSeasonique® provides the option of a lower estrogen dose in the combination tablets and contains 0.10mg levonorgestrel/0.02mg of ethinyl estradiol to be taken for 84 consecutive days followed by seven days of estrogen alone instead of placebo (0.01mg of ethinyl estradiol).

Plan B® One-Step was approved in the U.S. in July 2009 and consists of a single tablet dose of levonorgestrel for emergency contraception. It is intended to prevent pregnancy when taken within 72 hours after unprotected intercourse or contraceptive failure. Plan B® One-Step is available over-the-counter for consumers 17 years of age and older and by prescription for women under 17.

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

Our women’s health product development activities are focused on several categories, including oral contraceptives, intrauterine contraception, hormone therapy treatments for menopause/perimenopause, and therapies for use in infertility and urinary incontinence. Research and development is also focused on products that utilize our vaginal ring delivery platform.

In January 2011, Teva completed the acquisition of Théramex Labratories, a Monaco-based pharmaceutical company specializing in women’s health and gynecology, as part of our efforts to expand our women’s health business into key growth markets in Europe. Key products sold by Théramex include: Orocal®, a calcium supplement for the treatment of osteoporosis; Colpotrophine®, for the treatment of vaginal infections; Lutenyl®, for menopause; Monazol®, for fungal dermatitis; Estreva®, for estrogen deficiencies; Antadys®, for dysmenorrhea; and Leeloo Gé®, an oral contraceptive. In addition, Théramex has developed (in partnership with Merck & Co.) a combined oral contraceptive containing nomegestrol acetate and 17 beta-estradiol, a novel combination of an estrogen identical to the natural estrogen and a selective progestin, currently in registration in Europe.

Competitive Landscape. Our oral contraceptive products, Seasonique® and LoSeasonique® compete with Lybrel®, an oral contraceptive product based on a 365 day regimen, and generic presentations of Seasonale® that, like Seasonale®, are based on a 91 day regimen. Plan B®, our one-step emergency oral contraception product, faces competition from a generic 2-dose emergency contraception product. In December 2010, Watson launched ella®, an emergency contraceptive containing ulipristal acetate that is available only by prescription and may be taken within five days after unprotected intercourse.

Biopharmaceuticals and Biosimilars

We have identified biopharmaceuticals—in particular, biosimilars—as an important long-term growth opportunity. Unlike chemical (non-biological) compounds, which are produced synthetically, biopharmaceutical production involves the use of living organisms. These products, which are used to substitute disease or therapy induced deficiencies of endogenous factors, like erythropoietin or GCSF or to treat diseases like cancer, arthritis, and rare genetic disorders, make up one of the fastest-growing segments of the global pharmaceutical market and are a major contributor to increasing prescription pharmaceutical costs. According to IMS, the biopharmaceuticals market reached total global sales of over $100 billion in 2010.

During the next decade, over 85% of current biopharmaceutical sales are expected to face competition from generic versions known as biosimilars, which are biological products that approximate the structure and activity of an already marketed biological entity (the “reference product”), with a target site and/or mechanism of action, if known, as described in the innovator’s documentation for such reference product. In furtherance of our plans to take a leading role in the biosimilars field, we have established a dedicated research, development and manufacturing infrastructure. Our biopharmaceutical R&D facilities specialize in different technologies. Finished dosage biopharmaceutical manufacturing is carried out in our existing sterile manufacturing facilities. Our joint venture with Switzerland-based Lonza Group Ltd. provides us with access to the expertise and infrastructure of the world’s largest producer of biological API. Our proprietary albumin fusion technology can be used to create long-acting biological products. In addition, as a result of the glycopegylation technology acquired through ratiopharm, we now have a second technology platform for the creation of long-acting products.

We currently market the following biosimilar products:

•

Granulocyte Colony Stimulating Factor (GCSF) stimulates the production of white blood cells and is primarily used to reduce the risk of infections in oncology patients receiving chemotherapy. In September 2008, Tevagrastim® and Ratiograstim®, jointly developed by Teva and ratiopharm, became the first biosimilar GCSF to be approved in the EU. Both products were granted the entire scope of therapeutic indications for which Amgen’s Neupogen®, the first GCSF product, was approved. Tevagrastim® and Ratiograstim® are now available in most European countries and will be launched in additional markets in and beyond Europe over time. Clinical trials have demonstrated that Tevagrastim® and Ratiograstim® have an efficacy and safety profile equivalent to that of Neupogen®. In December 2009, we submitted a biologic license application (BLA) for this product with the FDA, after seeking to have two Amgen patents that relate to Neupogen® declared invalid. In September 2010, the FDA issued a complete response letter to request additional information needed to complete the review of applications for product approval. This letter does not require additional pre-marketing clinical trials to complete the review of the BLA.

•

Eporatio® (erythropoietin) stimulates the production of red blood cells and is indicated for the treatment of renal anemia or chemotherapy-induced anemia. In October 2009, Eporatio® was approved in the EU. Clinical trials have demonstrated that Eporatio® has an efficacy and safety profile equivalent to that of NeoRecormon®. Eporatio® is now available in several European markets, including France, Germany, Italy, Spain and the U.K. Further EU market entries are planned for 2011 and the following years. We are also evaluating filing marketing authorization applications in several countries outside the EU.

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

We are also developing several additional biosimilar products, including:

•

Neugranin is a long-acting GCSF using the albumin-fusion technology initially developed by Human Genome Sciences to prolong plasma half-life. Neugranin is designed to provide clinical efficacy and safety profiles which are fully comparable to Neulasta™. Neugranin is currently in Phase III clinical development.

•

XM22 was added to the Teva’s portfolio through the acquisition of ratiopharm. XM22 is a long-acting GCSF based on the glycopegylation technology, which ratiopharm had acquired from Neose in early 2009. Glycopegylation of GCSF leads to a prolonged plasma half-life. XM22 is designed to provide clinical efficacy and safety profiles which are fully comparable to Neulasta™. XM22 is currently in Phase III clinical development.

•

XM17 was added to the Teva portfolio through the acquisition of ratiopharm. XM17 is a biosimilar product to Gonal-f™ (follitropin alfa) for the treatment of female infertility and is currently in Phase III clinical development.

Animal Health

Teva Animal Health manufactures generic animal pharmaceuticals and markets proprietary dermatological and nutraceutical veterinary products in the U.S.

Teva Animal Health’s headquarters, primary manufacturing, distribution, research and development, sales and marketing facilities are located in St. Joseph, Missouri. On July 31, 2009, Teva and the FDA entered into a consent decree under which operations were temporarily ceased pending the resolution of certain compliance issues. As part of the consent decree, Teva Animal Health agreed to recall all of its products and dispose of all finished goods inventory. The facility in Fort Dodge was shut down in 2010. The FDA approved the resale of certain products supplied by third parties in late 2010, and we expect to continue remediation of the remaining production facilities during 2011.

Operations and R&D

Research and Development

We have research and development activities supporting all business activities – generic pharmaceuticals, innovative pharmaceuticals (in areas such as of neurology, oncology and autoimmune diseases), respiratory, women’s health, biopharmaceuticals and biosimilars, and API. We supplement our branded pipeline by in-licensing products in both the clinical and pre-clinical stage.

Our Global Generic R&D is in charge of developing products, covering all therapeutic areas, which are equivalent to innovative pharmaceutical products. Our emphasis is on developing high-value products, including those with high barriers to entry.

The activities of Global Generic R&D include product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, registration and approval of numerous generic drugs for all of the markets where we operate.

Global Generic R&D has expanded its capabilities beyond tablets, capsules, liquids, ointments and creams to other dosage forms and delivery systems, such as matrix systems, special coating systems for sustained release products, orally disintegrating systems, sterile systems such as vials, syringes and blow-fill-seal systems, drug device combinations and nasal delivery systems for generic drugs.

The division operates from development centers located in the U.S., Israel, India, Mexico, Europe, Latin America and Canada.

Global Branded R&D activities focus primarily on strengthening our MS franchise as well as building niche specialty areas such as neurological disorders, autoimmune diseases, oncology, respiratory, women’s health and wound care. In building our pipeline, we focus on products with meaningful differentiation from existing products in terms of clinical attributes, expected commercial value and benefit to patients and health insurers. In addition, we incorporate new technologies, such as biomarkers, early in the development process to reduce the risk at a more advanced stages of R&D. Our branded pipeline is strengthened by the activities of our Innovative Ventures unit, which focuses on early identification and evaluation of potential proprietary compounds, primarily in the above niche areas, and invests directly in companies with promising products and technologies.

In conducting our research and development, we seek to manage our resources effectively and to limit our risk exposure. At the drug discovery phase, we utilize our relationships with the Israeli and foreign academic community and start-up companies to gain early access to potential projects. Once these projects progress into the more costly clinical study phase, we explore corporate partnering options where needed, through which we can share financial and other risks.

We have branded projects in various stages of development (both clinical and pre-clinical). While multiple sclerosis remains an important focus of our development efforts, as we continue to investigate potential improvement of Copaxone® and explore other molecules as future therapies for multiple sclerosis, we also have active projects in the areas of Crohn’s disease, lupus/lupus nephritis, oncology, respiratory and women’s health.

Below is a table listing selected pipeline products in clinical development:

Project / Compound	Potential Indication	Clinical Phase	Project Partner	Formulation
Laquinimod (1)	Multiple sclerosis	III	Active Biotech	Oral

Laquinimod (1)	Crohn’s disease	II	Active Biotech	Oral

Laquinimod (1)	Lupus	I/II	Active Biotech	Oral

OGX-011/TV-1011 (2)	Metastatic castrate resistant prostate cancer and lung cancer	III	OncoGenex Pharmaceuticals Inc.	Intravenous

Albuterol Spiromax (3)	Asthma/COPD	III		Inhalation

QNAZETM- BDP HFA Nasal (4)	Allergic rhinitis	III		Nasal

Budesonide Formoterol Spiromax (5)	Asthma/COPD	II		Inhalation

Progesterone Vaginal Ring (6)	Progesterone supplementation in women undergoing assisted reproductive technology treatments	NDA submission		Vaginal Ring

Oxybutynin Vaginal Ring (7)	Overactive bladder	Phase III Complete		Vaginal Ring

Nomac E2	contraception	EMA submission	Merck & Co.	Oral

Neugranin- albumin fused GCSF	Neutropenia	III		Subcutaneous

XM22—glycoPEGylated GCSF	Neutropenia	III		Subcutaneous

XM17—Follitropin alfa	Infertility, Female; Anovulation; Reproductive Techniques, assisted; Hypogonadism	III		Subcutaneous

(1) Laquinimod is a novel once-daily, orally administered immunomodulatory compound that is being developed as a disease-modifying treatment for relapsing-remitting multiple sclerosis. In June 2004, we acquired from Active Biotech the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, with the exception of the Nordic and Baltic countries, and in February 2010, we amended the agreement to include the distribution and marketing rights for laquinimod in the Nordic and Baltic regions. Under the agreement, we made an upfront payment to Active Biotech and will be required to make additional payments upon the achievement of various sales targets and other milestones, with maximum payments of $92 million. Active Biotech will also receive tiered double-digit royalties on sales of the product.

A Phase IIb study in 306 patients demonstrated that an oral 0.6 mg dose of laquinimod, administered daily, significantly reduced MRI disease activity by a median of 60 percent versus placebo in relapsing-remitting multiple sclerosis patients. In addition, the study showed favorable effects on the reduction of annual relapse rates and the number of relapse-free patients compared with placebo. Treatment was well-tolerated, with only some transient and dose-dependent increases in liver enzymes reported. Over 1,000 multiple sclerosis patients have received laquinimod in various clinical trials. Study results were published in June 2008.

Following the results of this study, and after discussions with the FDA and the EMA, we initiated a Phase III clinical program which included the ALLEGRO and the BRAVO studies. Laquinimod received “fast track” designation from the FDA in February 2009, which may allow this product to enter the market by 2012.

In December 2010, we announced the initial results of the ALLEGRO study, a pivotal, placebo-controlled global, 24-month, double-blind, Phase III study which was designed to evaluate the efficacy, safety and tolerability of laquinimod versus placebo in relapsing-remitting multiple sclerosis patients. The results demonstrated that relapsing-remitting multiple sclerosis patients treated with 0.6 mg daily oral laquinimod experienced a statistically significant reduction in annualized relapse rate compared to placebo. Additional clinical endpoints, including significant reduction in disability progression, as measured by EDSS, were also achieved. Additional analyses of the ALLEGRO study data are ongoing, and detailed results are expected to be submitted for presentation in April 2011.

BRAVO, the second Phase III study, is a pivotal, placebo-controlled, global, 24-month, double-blind, Phase III study, designed to evaluate the efficacy, safety and tolerability of laquinimod versus placebo and to provide risk-benefit data for laquinimod versus interferon beta-1a IM (Avonex®) in relapsing-remitting multiple sclerosis patients. Enrollment was completed in June 2009, after more than 1,200 patients were recruited at 156 sites in the U.S., Europe, Israel and South Africa. The trial is currently ongoing, and results are expected in third quarter of 2011. Assuming a successful outcome of this trial, we would file for regulatory approval in the U.S. and the EU.

Laquinimod has demonstrated potent therapeutic efficacy in preclinical models of other autoimmune diseases such as rheumatoid arthritis, insulin-dependent diabetes mellitus, Guillain-Barré syndrome, lupus and inflammatory bowel disease. The broad profile of efficacy in animal models of inflammatory diseases suggests that laquinimod affects a specific pathway of autoimmunity. Laquinimod is currently in Phase II development for Crohn’s disease, and clinical development for lupus was initiated during 2010 with two Phase I/II studies – one for lupus nephritis and additional one for lupus arthritis.

(2) Custirsen/TV-1011 (OGX-011). In December 2009, Teva and OncoGenex entered into a global license and collaboration agreement to develop and commercialize custirsen/TV-1011/OGX-011. Custirsen is an antisense drug developed by Isis Pharmaceuticals Inc. and licensed to OncoGenex, which is designed to inhibit the production of clusterin, a protein that is associated with cancer treatment resistance. Clusterin is over-produced in several types of cancer and in response to many cancer treatments, including hormone ablation therapy, chemotherapy and radiation therapy. Custirsen was developed to increase the efficacy of chemotherapeutic drugs and may have broader market potential to treat many cancer indications and disease stages.

(3) Albuterol Spiromax is a dry-powder inhaler formulation of Albuterol in our novel Spiromax® device that is designed to be comparable to ProAir® HFA. Results of two recent safety and efficacy studies indicated that the safety, efficacy, pharmacokinetic and pharmacodynamic profile of Albuterol Spiromax® was comparable to that of the marketed product, ProAir® HFA MDI.

(4) QNAZETM is a nasal aerosol corticosteroid in development for the treatment of perennial allergic rhinitis (PAR) and seasonal allergic rhinitis (SAR). Results of SAR, a Phase III study, demonstrated significantly greater symptom relief compared with placebo. The results were presented at the 2010 Annual Meeting of the American College of Allergy, Asthma & Immunology (ACAAI). In addition recent results of PAR, a Phase III study, demonstrated significantly greater relief of nasal symptoms, including runny nose, nasal congestion, nasal itching and sneezing, compared with placebo.

(5) Budesonide Formeterol Spiromax® is designed to be comparable to Symbicort Turbohaler, delivered through Spiromax®—our novel inhalation-driven multi-dose dry powder inhaler technology.

(6) Progesterone vaginal ring (DR-201) is a silicone-based, flexible ring designed to be dosed once a week for luteal supplementation of progesterone in women undergoing assisted reproductive technology treatments.

(7) Oxybutynin vaginal ring (DR-3001) is a silicone-based, flexible ring designed to be dosed once a month to treat overactive bladder (OAB). This new and innovative delivery system for the intravaginal delivery of oxybutynin has been developed to minimize the presystemic first-pass metabolism that occurs with orally administered oxybutynin. A Phase III trial which enrolled 1,104 patients with symptoms of OAB has recently been completed. Preliminary results demonstrate statistically significant reductions for active treatment relative to placebo in total weekly incontinence episodes and average daily urinary frequency. Analysis of the results and evaluation of long-term safety information from women using the vaginal ring for up to one year is ongoing, with final results expected in 2011.

Teva Innovative Ventures

Teva Innovative Ventures seeks to increase and enhance our innovative pipeline through sourcing pre-clinical products from both academia and early stage companies as well as investing, directly and/or through investment companies, in early stage companies that we believe have promising technologies or products. In some cases, in tandem with such investments, we will obtain strategic rights in a company or product. Examples of such rights received include an option to buy the entire company under certain circumstances at pre-negotiated prices/terms and/or an option to license a product or create a joint venture with the company on a particular product based on pre-negotiated terms.

Typically, our collaborations are directed towards achieving certain milestones based on an agreed budget and development plan created with our assistance. Once a pre-defined milestone is achieved, we will determine whether to exercise our option to buy the entire company, to license the product or to create a joint venture with the company. If so, we will become much more actively involved in the company and the product development process, and the product will enter our pipeline.

Below is a table listing selected projects in which we have an interest:

Project / Compound	Potential Indication	Clinical Phase	Project Partner	Total Investment
StemEx® (1)	Hematological malignancies	Phase III	Gamida Cell Ltd.	$32.47 million

CT-011(2)	Solid tumors and hematologic malignancies	Phase II (multiple trials ongoing)	Curetech Ltd.	$16.62 million

NexoBrid® (3)	Removal of burn-injured tissue (eschar)	EMA Submission	MediWound Ltd.	$15 million

Diapep-277 (4)	Type I diabetes	Phase III	Andromeda Biotech Ltd.	$16.6 million

MultiGeneAngio (5)	Critical limb ischemia	Phase I/II	Multi Gene Vascular Systems Ltd.	$4 million

PolyHeal (6)	Chronic and Hard - to - Heal Wounds	Launched in Israel, approved in the EU	MediWound Ltd./PolyHeal Ltd.	$11.75 million

$96.44 million

(1) We entered into a joint venture agreement with Gamida Cell Ltd. to develop and commercialize StemEx®, a novel cell therapy product containing expanded cord blood stem/progenitor cells for the treatment of hematological malignancies in patients who cannot find a matched donor. A Phase III pivotal study, which will enroll 100 patients in the U.S., Europe and Israel, was initiated in October 2007 with enrollment scheduled to be completed in late 2011.

(2) We invested in CureTech Ltd. to support two Phase II clinical trials, one focused on a hematological indication, and the other on colorectal cancer.

(3) NexoBridN® is an innovative product developed by MediWound for the enzymatic removal of burn-injured tissue (eschar). NexoBrid® may present an alternative to surgery and lengthy non-surgical procedures. Another benefit of NexoBrid® is its selective activity, which removes only the eschar without harming viable tissue. This minimizes the need for additional skin grafting surgery and increases the potential for spontaneous healing of the burn wound. The product met the “early stopping rules” in its Phase III clinical study in the EU. A marketing authorization application was submitted to the EMA in October 2010.

(4) We have a license agreement with respect to Diapep-277, which is currently in two Phase III clinical studies for Type I diabetes.

(5) We invested in Multi Gene Vascular Systems Ltd. to support development of MGA for the treatment of critical limb ischemia. MGA is a combined cell/gene product of autologous endothelial and smooth muscle cells, which support the growth of new arteries.

(6) We have a license agreement with respect to PolyHeal’s product for the treatment of chronic and “hard-to-heal” wounds. PolyHeal already received a CE Mark and the product has been launched in Israel and is expected to be launched in Europe in the near future.

Operations

We believe that our global generic product infrastructure provides us with the following advantages:

•	global research and development facilities that enable us to have the broadest product line and the most extensive generic pipeline in the U.S., as well as a leading global generic pipeline;

•

finished-dose manufacturing facilities approved by the FDA, EMA and other regulatory authorities and located in countries around the world, which offer a broad range of production technologies and the ability to concentrate production to achieve economies of scale.

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

Pharmaceutical Production

We operate 40 finished dosage pharmaceutical plants, including in North America, Europe, Latin America, Asia and Israel. The plants manufacture solid dosage forms, injectables (sterile), liquids, semi-solids, inhalers and medical devices. In 2010, Teva produced approximately 63 billion tablets and capsules and over 494 million sterile units.

Our two primary manufacturing technologies, solid dosage forms and injectables, are all available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Israel, Germany and in Hungary make up a significant percentage of our production capacity.

We maintain a uniform quality standard throughout our production facilities. Twenty four of our plants are FDA approved and twenty two of our plants have EMA approval. Achieving and maintaining quality standards in compliance with current Good Manufacturing Practices (cGMP) regulations, as established by the FDA and other regulatory agencies worldwide, requires sustained effort and expenditures, and we have spent significant funds and dedicated substantial resources for this purpose.

We strive to optimize our manufacturing network, in order to maintain our goal of supplying high quality, cost-competitive products on a timely basis to all of our customers globally. In addition, we also use several external contract manufacturers to achieve operational and cost benefits.

Following the acquisition of ratiopharm, ratiopharm manufacturing facilities in Germany, Canada and India were integrated into our network. During 2010, we expanded our facilities in Opava, the Czech Republic, Jerusalem, Israel and Debrecen, Hungary, for manufacturing and packaging of solid dosage forms, and in Godollo, Hungary, for sterile products manufacturing.

Our policy is to maintain multiple supply sources for our strategic products and APIs to the extent possible, so that we are not dependent on a single supply source. However, our ability to do so may be limited by regulatory or other requirements.

Our principal pharmaceutical manufacturing facilities in terms of size and number of employees are listed below:

Facility Location	Total Number of site Employees	Principal Market(s) Served
Ulm and Weiler, Germany	1,660	Europe and other non-U.S. markets
Kfar Saba, Israel	1,310	North America, Europe and other markets
Opava, Czech Republic	1,040	North America, Europe and other markets
Zagreb, Croatia	960	North America, Europe and other markets
Debrecen, Hungary	940	Europe and other non-U.S. markets
Jerusalem, Israel	720	North America and Europe
Toronto, Canada	710	North America and Europe
Godollo, Hungary	700	North America, Europe and other markets
Forest, VA, U.S.	630	North America
Maipu, Santiago, Chile	540	Latin America
Irvine, CA, U.S.	520	North America
Sellersville, PA, U.S.	520	North America
Cincinnati, OH, U.S.	440	North America
Waterford, Ireland	410	North America, Europe and other markets
Runcorn, U.K.	400	North America, Europe and other markets

Raw Materials for Pharmaceutical Production

We source most of our active pharmaceutical ingredients from our own API manufacturing facilities. Additional API materials are purchased from suppliers located in Europe, Asia and the U.S. We have implemented a supplier audit program to ensure that our suppliers meet our high standards, and take a global approach to managing our commercial relations with these suppliers.

We have 21 API production facilities located in Israel, Hungary, Italy, the U.S., the Czech Republic, India, Mexico, Puerto Rico, Monaco, China and Croatia. We produce approximately 300 APIs covering a wide range of products, including respiratory, cardiovascular, anti-cholesterol, central nervous system, dermatological, hormones, anti-inflammatory, oncology, immunosuppressants and muscle relaxants. Our API intellectual property portfolio includes over 1,200 granted patents and pending applications worldwide.

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

Our API facilities meet all applicable current Good Manufacturing Practices (cGMP) requirements under U.S., European, Japanese, and other applicable quality standards. Our API plants are regularly inspected by the FDA, the EMEA or other authorities as applicable. During 2010, all inspections of our API facilities worldwide found our manufacturing practices at all sites to be in compliance.

In some of our products that are sold in the U.S., we utilize controlled substances and therefore must meet the requirements of the Controlled Substances Act and the related regulations administered by the Drug Enforcement Administration. These regulations include quotas on procurement of controlled substances and stringent requirements for manufacturing controls and security to prevent pilferage of or unauthorized access to the drugs in each stage of the production and distribution process. Quotas for controlled substances may from time to time limit our ability to meet demand for these products in the short run.

Our API R&D focuses on the development of processes for the manufacturing of API, including intermediates, chemical and biological (fermentation), which are of interest to the generic drug industry, as well as for our proprietary drugs. Our facilities include a large center in Israel (synthetic products and peptides), a large center in Hungary (fermentation and semi-synthetic products), and a facility in India and additional sites in Italy, Croatia, Mexico and the Czech Republic (development of high potency API). Our substantial investment in API R&D generates a steady flow of API products, enabling the timely introduction of generic products to market. The API R&D division also seeks methods to continuously reduce API production costs, enabling us to improve our cost structure.

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

Among our environmental activities in 2010 were (i) further implementation of projects aimed at reducing the usage of energy resources; (ii) expansion of our waste recycling projects; (iii) further implementation of ISO 14001, an environmental management standard; and (iv) increased attention to the principles of green construction.

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

The Hatch-Waxman Act established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the submission and/or the approval of ANDAs. One such provision allows a five-year data exclusivity period for new drug applications (NDAs) involving new chemical entities and a three-year data exclusivity period for NDAs (including different dosage forms) containing new clinical trial data essential to the approval of the application. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers to a product that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application.

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

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Modernization Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Modernization Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing, as was the case previously. However, exclusivity rights may be forfeited pursuant to the Medicare Modernization Act if the product is not marketed within 75 days of the final approval or if tentative approval is not received within 30 months of submission and under other specified circumstances. With the growing backlog of applications, and the resulting increase in the median time to approval of ANDAs, the number of forfeitures of exclusivity is likely to increase unless additional resources are provided within the FDA’s Office of Generic Drugs. The FDA is currently preparing to meet with stakeholders with regard to the implementation of a user fee program to ease the backlog of pending applications and to improve the review process for new applications.

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

The Generic Drug Enforcement Act of 1992 established penalties for wrongdoing in connection with the development or submission of an ANDA by authorizing the FDA to permanently or temporarily debar such companies or individuals from submitting or assisting in the submission of an ANDA, and to temporarily deny approval and suspend applications to market generic drugs. The FDA may suspend the distribution of all drugs approved or developed in connection with wrongful conduct and also has authority to withdraw approval of an ANDA under certain circumstances. The FDA may also significantly delay the approval of a pending NDA or ANDA under its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy.” Manufacturers of generic drugs must also comply with the FDA’s current Good Manufacturing Practices (cGMP) standards or risk sanctions such as the suspension of manufacturing or the seizure of drug products and the FDA’s refusal to approve additional ANDAs.

Products manufactured outside the U.S. and marketed in the U.S. are subject to all of the above regulations, as well as to FDA and U.S. customs regulations at the port of entry. Products marketed outside the U.S. that are manufactured in the U.S. are additionally subject to various export statutes and regulations, as well as regulation by the country in which the products are to be sold.

Our products also include biopharmaceutical products that are comparable to brand-name drugs. Of this portfolio, only one, Tev-Tropin®, is sold in the U.S., while others are distributed outside of the U.S. We plan to introduce additional products into the U.S. marketplace, and in 2009 filed our first BLA for our GCSF product. In 2010 Congress passed the Biologics Price Competition and Innovation Act (BPCIA) which provided an abbreviated pathway for the submission, review and approval of biosimilar products. In addition, in 2010, the FDA solicited input from industry players with respect to the regulation of biosimilars under the statute. As yet no formal regulations have been issued by FDA.

Government Reimbursement Programs

In early 2010, the U.S. government approved a comprehensive plan to decrease health care costs while improving the quality of patient care. These bills sought to reduce the federal deficit and the rate of growth in health care spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in health care delivery systems and the creation of health insurance exchanges. In addition, the plan requires the pharmaceutical industry to share in the costs of reform, by increasing Medicaid rebates, narrowing sales definitions for average manufacturer price purposes and expanding Medicaid rebates to cover Medicaid managed care programs. Other components of healthcare reform include funding of pharmaceutical costs for patients in the “donut hole”. After a Medicare patient surpasses the prescription drug coverage limit, the patient is financially responsible for the entire cost of prescription drugs until the expense reaches the catastrophic coverage threshold. Under the new legislation, certain pharmaceutical companies are now obligated to fund 50% of the patient obligation in the “donut hole”. Additionally, commencing in 2011, an excise tax will be levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $2.5 billion in 2011, $3 billion in 2012-16, $3.5 billion in 2017, $4.2 billion in 2018, and $2.8 billion each year thereafter. The tax is to be apportioned to qualifying pharmaceutical companies across the industry based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

The Center for Medicare and Medicaid Services is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers’ agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 13% (previously 11%) of the average manufacturer price; for products marketed under NDAs, manufacturers are required to rebate the greater of 23.1% (previously 15.1%) of the average manufacturer price or the difference between such price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. We have such a rebate agreement in effect with the U.S. federal government.

In addition, the Affordable Care Act of 2010 mandated a newer regulation for Medicaid reimbursement, which became effective in part on October 1, 2010, which further modified the calculation of the “average manufacturer price.” The federal upper limit is now calculated as 175 percent of Center for Medicare and Medicaid Services’ calculated weighted average (based on units) of the monthly average manufacturer prices submitted by pharmaceutical companies with equivalent multiple source drugs.

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

The issuance of a market authorization or “Notice of Compliance” is subject to the Food and Drug Regulations, which provide, among other things, up to eight and one-half years of data exclusivity on new chemical entities. The regulations prohibit generic companies from filing a generic submission using a new chemical entity as the Canadian reference or comparator product for six years following the receipt by a brand company of a Notice of Compliance for such new chemical entity. The Canadian generic industry trade association has opposed the application of these regulations in the courts. The trade association’s application to the courts was dismissed by the lower court and is currently under appeal.

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

Every province in Canada offers a comprehensive public drug program. The provinces control the reimbursement price of drugs listed on their formularies. Several large provinces have implemented price reforms aimed at reducing reimbursement of generic products over a phased in period of approximately two years. Ontario and Quebec regulations (representing 60% of the Canadian market) also include certain limitations related to trade incentives paid to trade customers. Several smaller provinces are expected to introduce new price reforms in 2011.

European Union

The medicines legislation of the European Union (EU) requires that medicinal products, including generic versions of previously approved products and new strengths, dosage forms and formulations of previously approved products, receive a marketing authorization before they are placed on the market in the EU. Authorizations are granted after a favorable assessment of quality, safety and efficacy by the respective health authorities. In order to obtain authorization, application must be made to the competent authority of the member state concerned. Besides various formal requirements, the application must contain the results of pharmaceutical (physico-chemical, biological or microbiological) tests, pre-clinical (toxicological and pharmacological) tests and clinical trials. All of these tests must have been conducted in accordance with relevant European regulations and must allow the reviewer to evaluate the quality, safety and efficacy of the medicinal product.

During 2010, we continued to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

In 2005, a legal pathway was established to allow approval of Similar Biological Medicinal Products (“biosimilars”) using abbreviated marketing applications. Appropriate tests for demonstration of safety and efficacy include preclinical or clinical testing or both. The reference product for this testing is the brand-name drug, and the scientific principles and regulatory requirements for comparability are followed. Guidelines have been issued providing a more detailed interpretation of the data requirements for specific products, and further guidance is being developed by the respective authorities in conjunction with the pharmaceutical industry.

In order to control expenditures on pharmaceuticals, most member states of the EU regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

In addition to patent protection, exclusivity provisions in the EU may prevent companies from applying for marketing approval for a generic product for either six or ten years (the period is selected by each country) from the date of the first market authorization of the original product in the EU. 2005 legislation, applicable to all members of the EU, changes and harmonizes the exclusivity period for new products where the application for marketing approval was submitted after November 2005. The period before marketing approval for a generic product can be pursued (known as data exclusivity) is eight years (from either six or ten years before) following approval of the reference product in the EU. Further, the generic product will be barred from market entry (marketing exclusivity) for a further two years, with the possibility of extending the market exclusivity by one additional year under certain circumstances for novel indications. Given that reference products submitted after November 2005 will take at least one year to be assessed and approved, the 2005 exclusivity provisions of ‘8+2+1’ years will affect only generic submissions for marketing approval lodged in late 2014 onwards.

The term of certain pharmaceutical patents may be extended in the EU by up to five years upon grant of Supplementary Patent Certificates (SPC). The justification for this extension is to increase effective patent life (i.e. the period between grant of a marketing authorization and patent expiry) to fifteen years. Previously, longer extensions had been available; for example, French and Italian patents granted before the current SPC legislation came into force were extended by up to eight and eighteen years, respectively.

Subject to the respective pediatric regulation, the holder of a SPC may obtain a further patent term extension of up to six months under certain conditions. This six month period cannot be claimed if the license holder claims a one-year extension of the period of marketing exclusivity based on the grounds that a new pediatric indication brings a significant clinical benefit in comparison with other existing therapies.

Orphan designated products, which receive, under certain conditions, a blanket period of ten years data exclusivity, may receive an additional two years of data exclusivity instead of an extension of the SPC if the requirements of the pediatric regulation are met.

The legislation also allows for research and development work during the patent term for the purpose of developing and submitting registration dossiers.

Latin America

Historically in Latin America, local governments did not distinguish between innovative pharmaceuticals, OTC and generic drug products, and many pharmaceutical companies in the region engaged in the production of drugs still under patent in their countries of origin or off-patent drugs sold under a local brand-name, in accordance with local laws that may not have required bioequivalence testing. In recent years, however, the Latin America region has seen increased enforcement of intellectual property and data protection rights. The market has also been characterized by an increased demand for high-quality pharmaceutical products as the major markets in the region have adopted more stringent regulations governing pharmaceutical product safety and quality. Nevertheless, pricing pressures for pharmaceutical products, which are subject to direct or indirect price controls in many countries in Latin America, are expected to continue to exert political and budgetary constraints that may foster the continued growth of generics but may have a negative impact on pricing. With respect to biosimilars or follow-on biologics, new regulatory pathways for approval have either been approved or are in development throughout the region.

Israel

The Israeli Ministry of Health requires pharmaceutical companies to conform to internationally recognized standards. Other legal requirements prohibit the manufacturing, importation and marketing of any medicinal product unless it is duly approved in accordance with these requirements.

In 2005, the Israeli parliament (Knesset) enacted new patent legislation that ensures that a patent term extension in Israel will terminate upon the earliest of the parallel patent term extension expiration dates in the U.S., Europe and several other countries. The Knesset also ratified legislation that provides for data exclusivity provisions, which may prevent the marketing of a generic product for a period of five and a half years measured from the first registration of the innovative drug product in any one of a number of specified Western countries. In February 2010, the Government of Israel signed an agreement with the United States Trade Representative which will result in new legislation modifying both the patent term extension provisions and the data exclusivity provisions. When the legislation is approved, it may prevent the marketing of a generic product for a period of six and a half years measured from the first registration of the innovative drug product in any one of a number of specified Western countries.

Israeli pricing regulations mandate that the retail prices of pharmaceuticals in Israel should not exceed the lower of the average price in four European markets (as opposed to eight reference European countries in 2009) or the price in the Netherlands. The four reference European markets are France, Belgium, Spain and Hungary. The reduction of number of reference markets was made in order to further reduce the prices of pharmaceuticals in Israel.

Russia

The Russian government is implementing its 2020 pharmaceutical sector strategy, which emphasizes localization of production and aims to harmonize Russian pharmaceutical regulations with international principles and standards. Russia’s new pricing regulations, which came into effect in 2010, impose price restrictions on pharmaceuticals listed on the new Essential Drug List (EDL). In accordance with this new legislation, as of January 1, 2010, EDL manufacturers must perform annual registrations of the maximum factory price calculated according to the methodology of Ministry of Health. The law does not regulate prices for medicines that are not essential medicines. The new legislation also includes safety measures, to be implemented by January 1, 2014, with the goal of ensuring production of high-quality pharmaceuticals.

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

Organizational Structure

Our worldwide operations are conducted through a network of global subsidiaries primarily located in North America, Europe, Latin America, Asia and Israel. We have direct operations in approximately 60 countries, as well as 40 finished dosage pharmaceutical manufacturing sites in 19 countries and pharmaceutical R&D centers in 18 countries. The following sets forth, as of December 31, 2010, our principal operating subsidiaries in terms of sales to third parties.

In North America—United States: Teva Pharmaceuticals USA, Inc and Plantex USA, Inc.; Canada: Teva Canada Ltd. (formerly known as Novopharm Limited).

In Europe—Hungary: TEVA Hungary Pharmaceutical Marketing Private Limited Company; United Kingdom: Teva UK Limited; The Netherlands: Teva Pharmaceuticals Europe B.V., Pharmachemie B.V., Plantex Chemicals B.V.; France: Teva Santé SAS, Laboratoire ratiopharm S.A.; Croatia: Pliva Hrvatska d.o.o.; Germany: AWD.Pharma GmbH & Co. KG , Teva GmBH, CT Arzneimittel GMBH, ratiopharm GmbH; Poland: Teva Pharmaceuticals Polska sp. z o.o.; Italy: Teva Italia S.r.l., ratiopharm Italia S.r.l.; Spain: Teva pharma S.L.U.; Czech Republic: Teva Czech Industries s.r.o., Teva Pharmaceuticals CR, s.r.o.; Russia: Teva Limited Liability Company.

In Latin America: Chile: Laboratorio Chile S.A.; Mexico: Lemery S.A. de C.V.; Argentina: IVAX Argentina S.A., Teva-Tuteur S.A.

In Israel—Assia Chemical Industries Ltd. and Salomon, Levin and Elstein Ltd.

In addition to the subsidiaries listed above, we have operations in various strategic and important locations, including China, India, Turkey, Japan and other emerging and smaller markets.

Properties and Facilities

Listed below are our principal facilities and properties in various regions of the world and their size in square feet as of December 31, 2010:

Facility Location	Square Feet (in thousands)	Main Function
Israel
Ramat Hovav	1,184	API (chemical) manufacturing and R&D
Kfar Saba	684	Pharmaceutical manufacturing, research laboratories and warehousing, including new parking lot
Jerusalem (3 sites)	541	Pharmaceutical manufacturing, research laboratories and offices
Shoham	538	Under construction
Netanya (2 sites)	527	API (chemical) manufacturing, pharmaceutical warehousing, distribution center and offices
Petach Tikva	210	Corporate headquarters
Asia—Petach Tikva	127	R&D
Ashdod	125	Manufacturing of hospital supplies

United States
North Wales area, PA (4 sites)	808	Teva USA headquarters, warehousing and distribution center
St. Joseph, MO and Fort Dodge (8 sites)	441	Offices, distribution, R&D and warehouse
Forest, VA	427	Warehousing, manufacturing, packaging and distribution
Irvine, CA (2 sites)	342	Pharmaceutical manufacturing, R&D laboratories and warehousing
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories, packaging and warehousing
Miami, FL (4 sites)	225	Manufacturing, R&D, warehousing and office space
Kutztown, PA	211	Warehouse
Sellersville, PA	206	Pharmaceutical manufacturing, R&D laboratories
Pomona, NY	181	Pharmaceutical manufacturing, R&D laboratories and warehousing
Guayama, Puerto Rico	170	API (chemical) manufacturing
Mexico, MO	150	API (chemical) manufacturing
East Hanover, NJ	135	Pharmaceutical manufacturing
Kansas City MO	117	Teva Neuroscience, office and R&D

Facility Location	Square Feet (in thousands)	Main Function
Canada
Toronto, Ontario	335	Canadian headquarters, pharmaceutical packaging, warehousing, distribution and laboratories
Mirablel, Ontario	185	Manufacturing, warehousing and offices
Stouffville, Ontario	155	Pharmaceutical manufacturing, R&D laboratories
Markham, Ontario	122	Pharmaceutical manufacturing and warehousing

Europe
Debrecen, Hungary	2,185	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories, warehousing
Opava, Czech Republic	1,464	Pharmaceutical and API (chemical) manufacturing, warehousing and distribution
Ulm, Germany	1,440	Phamaceutical manufacturing, offices, Biothech manufacturing, packaging
Zagreb, Croatia (4 sites)	1,116	Pharmaceutical manufacturing, packaging and warehousing, API (chemical) manufacturing, R&D laboratories
Krakow, Poland	948	Pharmaceutical manufacturing and warehousing
Godollo, Hungary	883	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution, packaging and warehousing
Weiler, Germany	430	Pharmaceutical manufacturing and warehousing
Kutno, Poland	285	Pharmaceutical manufacturing, warehousing, packaging
Zaragoza, Spain (2 sites)	263	Pharmaceutical manufacturing, R&D laboratories
Haarlem, The Netherlands	262	Pharmaceutical manufacturing, warehousing, packaging, offices and R&D laboratories
Glasshoughton, England	257	Warehouse and distribution center
Waterford, Ireland (3 sites)	222	Pharmaceutical manufacturing, warehousing, packaging
Bulciago, Italy	177	API (chemical) manufacturing
Rho, Villanterio, Setimo Milanese, Italy	165	API (chemical) manufacturing and R&D laboratories
Eastbourne, England	133	Warehousing and packaging
Runcorn, England	128	Pharmaceutical manufacturing, warehousing, office space and R&D laboratories
Santhia, Italy	127	API (chemical) manufacturing, R&D laboratories and warehousing
Vilnius, Lithuania (2 sites)	95	Pharmaceutical manufacturing, R&D laboratories

Facility Location	Square Feet (in thousands)	Main Function
Asia
Gajraula (U.P.), India	646	API (chemical) manufacturing
Hangzhou, China	245	API (chemical) manufacturing
Malanpur, India	190	API (chemical) manufacturing
Goa, India	146	Pharmaceutical manufacturing, packaging
Greater Noida, Delhi, India	41	API R&D Laboratories

Latin America
Mexico City, Mexico (3 sites)	240	Pharmaceutical manufacturing, API, distribution, warehousing and R&D laboratories
Santiago, Chile	240	Pharmaceutical manufacturing, warehousing and R&D laboratories
Munro, Argentina	155	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging

We lease certain of our facilities. In Israel, our principal executive offices and corporate headquarters in Petach Tikva are leased until December 2012. In North America, our principal leased properties are the facilities in North Wales, Pennsylvania, the initial term of which expires in 2016, and a new warehouse in New Britain, Pennsylvania, the initial term of which expires in 2013. We own and lease various other facilities worldwide.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

None

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

The generic pharmaceutical industry as a whole, and therefore our own operations, are affected by demographic trends such as an aging population and a corresponding increase in healthcare costs, governmental budget constraints and spending decisions of healthcare organizations, as well as broad economic trends. In each of our markets around the globe, governments as well as private insurers are working to control growing healthcare costs, and there is an increasing recognition of the importance of generics in providing access to affordable pharmaceuticals, although these conditions also enhance pressure on generic pricing. In addition, the generic pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Generic pharmaceutical companies also face intense competition from brand-name pharmaceutical companies seeking to counter generic products. We believe that our broad pipeline and balanced business model, combining generic as well as branded generic, innovative, respiratory, women’s health and biosimilar pharmaceutical products as well as API, coupled with our geographic diversity, are key strategic assets in addressing these trends.

Highlights

In 2010, our net sales grew to $16.1 billion, an increase of approximately $2.2 billion, or 16%, over our net sales in 2009. Our sales growth in 2010 was driven by the consolidation of ratiopharm’s sales beginning in August and strong performance in all of our geographic regions, including higher generic sales in the U.S. and continued strong sales of Copaxone®.

Net income attributable to Teva in 2010 reached a record $3.3 billion, compared to $2.0 billion in 2009.

Among the significant highlights of 2010 were:

•	the closing of the ratiopharm acquisition and consolidation of its results in our financial statements commencing August 2010;

•

operating income reached a record $3,871 million, an increase of 61%, or $1,466 million, compared to 2009, and diluted earnings per share reached a record $3.67, an increase of 65% compared to $2.23 in 2009;

•

sales grew in each of our principal geographic markets: in North America by $1,403 million, in Europe by $676 million and in our International markets by $143 million, with growth in local currency terms in our European and International regions of 26% and 11%, respectively;

•

launches in the U.S. of five significant new generic products: generic versions of Effexor XR® (venlafaxine HCl ER), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™), Cozaar® (losartan potassium), Mirapex® (pramipexole dihydrochloride tablets), and Hyzaar® (losartan potassium—hydrochlorothiazide);

•

global in-market sales of Copaxone® reached a record $3,316 million, an increase of 17% compared to 2009, driven mainly by price increases in the U.S. Net of exchange rate effects, global in-market sales of Copaxone® grew by 18%;

•	global in-market sales of Azilect® reached $318 million, an increase of 31% compared to 2009, primarily attributable to volume growth in Europe and the U.S.;

•	cash flow from operating activities reached a record $4,136 million, up 23% from $3,373 million in 2009; and

•	exchange rate differences between 2010 and 2009 had a negative impact of approximately $216 million on sales and $50 million on operating income.

Acquisitions

Ratiopharm

On August 10, 2010, we acquired the Merckle ratiopharm Group (“ratiopharm”), a global pharmaceutical company with operations in more than 20 countries, for a total cash consideration of $5.2 billion. Ratiopharm’s results of operations were included in our consolidated financial statements commencing August 2010. With the closing of the acquisition, we are now the leading generic pharmaceutical company in Europe, with the number two position in Germany and leading market positions in other key European markets and in Canada.

Laboratoire Théramex

On January 5, 2011, we acquired Laboratoire Théramex for €269 million paid at closing (approximately $360 million at current exchange rates) and certain limited performance-based milestone payments. Théramex offers a wide variety of women’s health products, and expands our women’s health business into important growth markets in Europe and the rest of the world.

Corporación Infarmasa

On January 26, 2011, we acquired Corporación Infarmasa (“Infarmasa”), a top ten pharmaceutical company in Peru. Infarmasa’s product offerings significantly enhance our portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Peru. The combination of Corporación Medco (our existing operation in Peru) and Infarmasa will be one of the top two pharmaceutical companies in the country.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net sales, and the percentage change for each item as compared to the previous year.

	Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2010	2009	2008	2010-2009	2009-2008
	%	%	%	%	%
Net sales	100.0	100.0	100.0	16	25
Gross profit	56.2	53.0	53.8	23	23
Research and development expenses—net	5.8	5.8	7.1	16	2
Selling and marketing expenses	18.4	19.3	16.6	11	45
General and administrative expenses	5.4	5.9	6.1	5	23
Legal settlements, acquisition, restructuring and other expenses and impairment	2.5	4.6	1.1	(36)	415
Purchase of research and development in process	0.1	0.1	12.6	(22)	(98)
Operating income	24.0	17.3	10.3	61	110
Financial expenses—net	1.4	1.5	3.1	11	(41)
Income before income taxes	22.6	15.8	7.2	66	175
Provision for income taxes	1.8	1.2	1.6	70	(10)
Share in losses of associated companies—net	0.1	0.2	*	(27)	3,200
Net income attributable to non-controlling interests	*	*	0.1	100	(33)
Net income attributable to Teva	20.7	14.4	5.5	67	228

*	Less than 0.05%.

Sales by Geographic Area

							Percent Change
Sales for the Period	2010	2009	2008	% of 2010	% of 2009	% of 2008	2010 From 2009	2009 From 2008
North America	9,988	8,585	6,413	62%	62%	58%	16%	34%
Europe*	3,947	3,271	2,976	24%	23%	27%	21%	10%
International markets	2,186	2,043	1,696	14%	15%	15%	7%	20%

Total	16,121	13,899	11,085	100%	100%	100%	16%	25%

*	All members of the European Union as well as Switzerland and Norway.

North America

In 2010, our sales in North America amounted to $9,988 million, an increase of 16% over 2009. The growth in sales was mainly attributable to higher sales of generic pharmaceuticals in the U.S. and in Canada (where sales increased primarily as a result of the ratiopharm acquisition) and an increase in sales of Copaxone®. These increases were offset in part by the loss of sales of injectable products produced in our Irvine, California facility and lower sales of ProAirTM and Plan B®.

The growth in sales of generics in the U.S. was the result of, among other things, the following:

•	the launch of our generic version of Effexor XR® (venlafaxine HCl ER) pursuant to a settlement agreement with Wyeth Pharmaceuticals;

•

launches of our generic versions of Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™), Cozaar® (losartan potassium), Hyzaar® (losartan potassium—hydrochlorothiazide) and Mirapex® (pramipexole dihydrochloride), which was launched in the first quarter of 2010 pursuant to an agreement with Boehringer Ingelheim; and

•

sales of products launched before 2010 that had higher sales this year, primarily the generic versions of Pulmicort® (budesonide inhalation), which was re-launched in December 2009 pursuant to a settlement agreement with AstraZeneca, and Accutane® (isotretinoin, which we market as Claravis™).

The increase in sales of generic products in the U.S. was offset in part by decreased sales of certain products, primarily our generic versions of Lotrel® (amlodipine benazapril), Protonix® (pantoprazole) and Adderall XR® (mixed amphetamine salts ER), as well as Yasmin® (drospirenone, which we market as Ocella™), the decrease in which was related to an overall decline in the market for this product. In addition, in 2010 there were no sales of our generic versions of Ortho Tri-Cyclen Lo® (norgestimate and ethinyl estradiol, which we marketed as Tri-Lo Sprintec™) which we launched in the third quarter of 2009 and, under a settlement agreement, agreed to exit the market shortly after the launch. Our generic version of Eloxatin® (oxaliplatin injection), which was also launched in the third quarter of 2009, was sold only through the second quarter of 2010 pursuant to a settlement with Sanofi-Aventis.

Other factors affecting sales in North America include:

•

continued growth in sales of Copaxone®, in-market sales of which increased by $371 million in 2010. We benefited from record in-market sales of Copaxone® in the U.S. due to price increases and, to a lesser extent, volume growth;

•	41% growth in sales of Qvar®, our inhaled corticosteroid;

•	increased in-market sales of Azilect®, which grew by 34% over 2009; and

•	a 13% decrease from 2009 in sales of ProAirTM due to strong competition in the short-acting beta agonist market and decreased demand related to a less severe flu season in 2010.

Among the most significant generic products we sold in the U.S. in 2010 were generic versions of Effexor XR® (venlafaxine HCl ER), Pulmicort® (budesonide inhalation), Adderall XR® (mixed amphetamine salts ER), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™), Cozaar® (losartan potassium), Mirapex® (pramipexole dihydrochloride), Accutane® (isotretinoin, which we market as Claravis™), Yasmin® (drospirenone, which we market as Ocella™), Protonix® (pantoprazole), Lotrel® (amlodipine/benazapril) and Hyzaar® (losartan potassium—hydrochlorothiazide).

During 2010, we launched 18 new products in the U.S.: generic versions of Effexor XR® (venlafaxine ER capsules), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™), Cozaar® (losartan potassium), Hyzaar® (losartan potassium HCTZ), Mirapex® (pramipexole dihydrochloride), Amerge® (naratriptan), Catapres-TTS® (clonidine), Diastat® AcuDial TM (diazepam), Trusopt® (dorzolamide HCI), Flomax® (tamulosin HCI), Activella® (estradiol & norethindrone), Valtrex® (valacyclovir), Subutex® (buprenorphine HCl), Differin® (adapalene gel), Arimidex® (anastrazole), Prozac® Weekly™ (fluoxetine DR), Previcid® SoluTab™ (lansoprazole OD) and Aricept® (donepezil OD).

We expect that our revenue stream in North America will continue to be fueled by our strong U.S. generic pipeline, which, as of February 5, 2011, had 206 product registrations awaiting FDA approval (including some products through strategic partnerships), including 44 tentative approvals. Collectively, the branded versions of these 206 products had U.S. sales in 2010 exceeding $121 billion. Of these applications, 134 were “Paragraph IV” applications challenging patents of branded products. We believe we are the first to file with respect to 80 of these products, the branded versions of which had U.S. sales of more than $55 billion in 2010. IMS reported branded product sales are one of the many indicators of the potential future value of a launch, but equally important is the mix and timing of competition, as well as cost-effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to shared exclusivity and/or forfeiture.

In Canada, sales in 2010 increased primarily due to the consolidation of ratiopharm’s sales commencing August 1, 2010 and new product launches. In Canada, as of December 31, 2010, we had 73 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had Canadian sales in 2010 of approximately $3.5 billion.

In December 2009, the FDA issued a warning letter relating to our Irvine, California injectable products manufacturing facility. We voluntarily ceased production at the facility in the second quarter of 2010, resulting in the loss of $230 milllion in sales during the remainder of 2010, and are executing a remediation plan required by the FDA. We expect that manufacturing activity will begin to resume in 2011, with limited production earlier in the year, gradually increasing to full production by year-end. During 2010, the Company incurred uncapitalized production costs, consulting expenses and write-offs of inventory of $131 million. Additionally, as a result of both the extensive time required to remediate and our decisions to restructure the facility and realign the scale of manufacturing, we incurred restructuring and other impairment charges of $106 million. If we are unable to resume the production and sale of injectable products within the timeframe currently expected, or if we further change our plans as to the scale of operations or products at the Irvine facility, additional expenses are likely to be incurred and there may be further impairments of tangible and intangible assets. At December 31, 2010, we had approximately $56 million of intangible assets and approximately $240 million of fixed assets and inventory relating to products produced at the Irvine facility. These assets are monitored periodically for impairment.

In July 2009, Teva and the FDA entered into a consent decree with respect to the operations of Teva Animal Health. In the consent decree, the FDA mandated that all Teva Animal Health products be recalled and all finished goods inventory be disposed of. Such actions resulted in a write-off of $82 million during 2009, consisting primarily of inventory and recall reserves, as well as an impairment of certain fixed assets and intangibles related to the closure of the Fort Dodge, Iowa facility. In October 2010, Teva Animal Health resumed selling certain third party manufactured products. Remediation of the remaining facilities is expected to continue in 2011. The Company incurred uncapitalized production costs, consulting expenses and write-offs of inventory related to remediation of $48 million and $94 million in 2010 and 2009, respectively. In addition, in 2009, restructuring and impairment costs were $13 million. As of December 31, 2010 we had $109 million of intangible assets and fixed assets relating to acquired product rights of Teva’s U.S. Animal Health products line. Due to the inherent uncertainties relating to the future ability of Teva Animal Health to produce and sell its products, these assets are monitored periodically for impairment.

In 2009, our sales in North America amounted to $8,585 million, representing an increase of 34% over 2008. The increase in sales was attributable to:

•	The first time inclusion of the Barr products, including its line of women’s health products;

•

The launch of new generic products, the most significant of which were the generic versions of Adderall® (amphetamine mixed salts) pursuant to an agreement with Shire Plc, Eloxatin® (oxaliplatin solution for injection) and Ortho Tri-Cyclen® Lo (ethinyl estradiol and norgestimate), which we sold under our own brand, Tri-Lo Sprintec® . We launched Tri- Lo Sprintec® in 2009 and reached a subsequent agreement with Ortho-McNeil Janssen Pharmaceuticals, Inc. to cease sales until December 31, 2015 or earlier in certain circumstances;

•	The launch of 16 other new generic products in the U.S. (for a total of 19);

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

Europe

Sales in Europe in 2010 amounted to $3,947 million, an increase of 21% compared to 2009, despite negative currency effects. In local currency terms, sales grew by 26%. The main contributors to this increase were the inclusion, commencing August 2010, of sales of ratiopharm, (mainly in Germany, France, Spain and Italy), higher sales of generic pharmaceuticals and higher sales of APIs as well as increased sales of Copaxone® and Azilect®. During 2010, the main European currencies affecting our sales (euro, British pound and Hungarian forint) declined in value against the U.S. dollar (on an annual average compared to annual average basis).

During 2010, we received 1,846 generic approvals in Europe relating to 196 compounds in 400 formulations, including eight European Commission approvals valid in all EU member states. In addition, we believe that we have the broadest generic pipeline in Europe with approximately 3,568 marketing authorization applications pending approval in 30 European countries, relating to 290 compounds in 586 formulations, including nine applications pending with the EMA. During 2010, we continued to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure. During 2010, the European Commission (EC) adopted the opinion of the Committee for Medicinal Products for Human Use (CHMP) and granted us EU-wide marketing authorizations for raloxifene, clopidogrel hydrochloride (two applications), telmisartan, ibandronate (once daily and once monthly formulations), docetaxel and temozolamide. In addition, the CHMP adopted positive opinions (subject to ratification by the EC) recommending the grant of EU-wide marketing authorizations for leflunomide, clopidogrel hydrobromide, lamivudine + zidovudine and entacapone.

With the inclusion of ratiopharm, we became the leading generic pharmaceutical company in Europe and improved our market position significantly in certain key European countries . In 2010, our sales increased in all of the major European countries. Highlights for 2010 in Europe included:

•

Germany: Sales in Germany increased in 2010 mainly due to the integration of ratiopharm. We are now the second largest generic pharmaceutical company in sales. The retail market makes up approximately half of the total German generic market, and half of the retail market is subject to tenders issued by health insurance funds. Reimbursement prices were lowered twice during 2010, resulting in flat sales for generic pharmaceuticals in the German market as a whole.

•

France: Our sales increased in France primarily due to the integration of ratiopharm, which strengthened our position as the third-largest generic pharmaceutical company in terms of sales. The overall market in France showed strong growth mainly due to the launch of new products.

•

United Kingdom: We are the largest generic pharmaceutical company in the U.K. in terms of sales, and maintained our market share in 2010 despite a large number of competitors. Our sales in 2010 increased, primarily as a result of growth in sales in the retail generic market. Despite the reduction of reimbursement prices under the category M scheme in October 2010, the U.K. generic pharmaceutical market grew in terms of sales in 2010.

•

Italy: Our sales increased in Italy in 2010 primarily due to the integration of ratiopharm, which enabled us to strengthen our position as the leading generic pharmaceutical company in Italy. The Italian market for generic pharmaceuticals grew more than 10% in 2010.

•

Spain: With the integration of ratiopharm, we are now the leading generic pharmaceutical company in Spain in terms of sales. The market was significantly affected by legislative changes introduced in 2010. Gross prices were reduced by 25%, and discounts were reduced to a maximum of 10%. These measures led to a slight increase in generic penetration by the end of 2010.

•

Poland: Sales in Poland increased in 2010 mainly due to development of the current portfolio and the introduction of new products to the market. We are the third largest company for generic pharmaceuticals in the Polish market and maintained our leading position in the OTC business.

Total sales in Europe in 2009 amounted to $3,271 million, an increase of 10% compared to 2008. In local currency terms, we increased our sales by 22%. The main contributors to this increase were the first time inclusion of Barr’s European subsidiary, Pliva (mainly in Germany, Poland and the Czech Republic), a full year of generic sales in Spain (following our acquisition of Bentley in July 2008), strong sales in France and an increase in the sales of Copaxone® and Azilect®. In 2009:

•	Germany: Sales in Germany increased in 2009 primarily as a result of the inclusion of Pliva’s sales. We had strong sales in the retail branded market as well as sales in the hospitals market.

•

France: In 2009 we experienced significant growth in sales in France, outperforming market growth that was achieved through the introduction of new products. In 2009 Teva remained the third largest generic pharmaceutical company in France.

•

U.K.: In the U.K. sales in U.S. dollar terms decreased due to the exchange rate effect. We increased sales in local currency terms despite unfavorable market conditions, including reduced reimbursement by the government and price pressure due to competition, through higher sales of generic and respiratory products.

•

Italy: As a result of regulations effective from May 2009 until year end aimed at reducing prices and regulating rebates, during 2009 we reduced prices of our products and consequently experienced a decrease in our sales, as well as a decline in our market share. Despite these measures, we continued to be the leading generic company in Italy in 2009.

•	Spain: Following our acquisition of Bentley in July 2008, our market share increased during 2009, as we became the third-largest generic pharmaceutical company in Spain in terms of sales.

•

Poland: Increased sales in Poland in 2009 were mainly attributable to the addition of sales from Pliva. In 2009, we became the third-largest generic pharmaceutical company in Poland in terms of retail sales.

International Markets

Our International Markets include all countries other than the U.S., Canada, EU member states, Switzerland and Norway. Our sales in these countries reached an aggregate of $2,186 million in 2010, an increase of 7% as compared to 2009. In local currency terms, sales grew by 11%.

Approximately 33% of our International sales were generated in Latin America, 28% in Russia and other Eastern European markets, 26% in Israel and 13% in all other markets.

In most international markets, our products are marketed and sold as branded generics. Sales of branded generic products usually generate higher gross margins but also involve considerably higher marketing expenditures than do non-branded generic products (such as those sold in the U.S. and certain Western European countries).

In Latin America, sales grew by 10% in local currency terms, primarily driven by strong performances in Argentina and Mexico as well as increased sales of Copaxone®. We continued to maintain our market share except for Brazil, where we slightly increased our share of the MS market.

Our sales in Eastern Europe in 2010 of both generic and innovative products grew by 17% in local currency terms compared to 2009. The growth is mainly attributable to strong sales of Copaxone® in Russia, which were achieved despite pricing regulations that restricted prices on “essential drugs,” including Copaxone®. These regulations will continue to apply pressure on pharmaceutical companies. The growth in sales in Eastern Europe was also attributable to the inclusion of ratiopharm’s sales in Russia, Kazakhstan and Ukraine commencing August 2010. In 2010, our market shares in most major countries in Eastern Europe increased or remained level compared to 2009. Following the ratiopharm acquisition, we became the second-largest generic pharmaceutical company in Russia, the second-largest in Kazakhstan and the fifth-largest in Ukraine. The pharmaceutical markets in Croatia and the former Yugoslav republics were negatively impacted in 2010 by government pricing pressures, which, together with reduced consumer spending, contributed to flat to declining sales. Copaxone® was launched in Croatia with government reimbursement in 2010.

Sales in Israel in 2010 increased by 10% in local currency terms as compared to 2009, primarily driven by distribution revenues and sales of medical products. Azilect® was included in the Israeli national list of registered drugs for the first time in 2010.

Sales in our International market during 2009 amounted to $2,043 million, an increase of 20% compared to 2008. In local currency terms, sales grew by 32%. Approximately 37% of our International sales were generated in Latin America, 25% in Russia and other Eastern European markets, 24% in Israel and 14% in all other markets.

Sales by Product Line

							Percent change
Sales for the Period	2010	2009	2008	% of 2010	% of 2009	% of 2008	2010 from 2009	2009 from 2008
	U.S. dollars in millions
Generics and other	10,917	9,340	7,719	68%	67%	70%	17%	21%
Innovative products	3,202	2,665	1,922	20%	19%	17%	20%	39%
Specialty respiratory products	875	898	778	5%	6%	7%	(3%)	15%
Active pharmaceutical ingredients	641	565	603	4%	4%	5%	13%	(6%)
Women’s health	374	357	—	2%	3%	—	5%	—
Biosimilars	112	74	63	1%	1%	1%	51%	17%

Total	16,121	13,899	11,085	100%	100%	100%

Generics and Other

Sales of generics and other products grew by $1,577 million, or 17%, in 2010 over 2009. Our largest market for generics is the U.S., accounting for approximately 53% of the total generics and other sales in 2010, or $5,813 million, and growing by approximately $813 million, or 16%, over 2009. U.S. sales benefited from approximately $1,471 million of products sold in 2010 that were not sold in 2009, as discussed above under “Sales by Geographic Area—North America.” In addition, the Company benefited from a full year sales of Pulmicort® (budesonide), which was relaunched in December 2009, pursuant to a settlement agreement with Astra Zeneca. These increases were partially offset by declines in sales of previously launched products, primarily those where we had exclusive or semi-exclusive rights in 2009, such as the generic versions of Lotrel® (amlodipine benazapril), Yasmin® (drospirenone, marketed as Ocella™), Protonix® (pantoprazole) and Adderall XR® (mixed amphetamine salts ER), as well as the loss of sales of injectable products manufactured in our Irvine, California facility and the absence of sales of animal health products. In addition, we had no sales in 2010 of our generic versions of Ortho Tri-Cyclen Lo® (norgestimate and ethinyl estradiol, marketed as Tri-Lo Sprintec™), which we launched in July 2009 and, under a settlement agreement with Ortho-McNeil Janssen Pharmaceuticals, Inc., we exited the market shortly after launch.

Generics and other products from non-U.S. markets grew by $764 million, or 18%, in 2010 over 2009. This growth was enhanced by the inclusion of ratiopharm’s sales and was partially offset by the impact of foreign currency exchange differences. In local currency terms, sales of generics and other products from non-U.S. markets grew by approximately 22%.

In 2009, sales of generics and other products grew by $1,621 million, or 21%, over 2008. This growth was mainly due to higher sales in the U.S., our largest market for generics, growing by $1,003 million, or 25%, over 2008. U.S. sales benefited from products sold in 2009 that were not sold in 2008, primarily due to sales of products contributed from the Barr portfolio and new product launches, partially offset by declines in both the volume and price of sales of previously existing products, primarily those products for which we had exclusive or semi-exclusive rights in 2008, such as Lamictal® (lamotrigine), Wellbutrin XL® (buproprion 150mg) and Risperdal® (risperidone), as well as lower sales of animal health products. Generics and other products from non-U.S. markets grew by $618 million, or 17%, in 2009 over 2008, primarily driven by the addition of Barr’s European subsidiary, Pliva, and the full year impact of the acquisition of Bentley in 2008. This growth was partially offset by the impact of foreign currency exchange differences of approximately $490 million.

On January 31, 2011, we received a warning letter from the FDA relating to our oral solid dose manufacturing facility in Jerusalem. The letter cites cGMP deficiencies related to laboratory reporting and systems. We believe that we have addressed the FDA’s observations and we are working diligently to resolve any outstanding FDA concerns. The letter does not restrict production or shipment of the products from our facility. However, unless and until we are able to correct outstanding issues to the FDA’s satisfaction, the FDA may withhold approval of pending drug applications listing the Jerusalem facility. The FDA may also withhold permission to export products manufactured at the facility to the U.S.

Innovative Products

Teva’s sales of Copaxone® and Azilect® amounted to $3,202 million this year, an increase of 20% over 2009. Total global in-market sales of Copaxone® and Azilect® this year were $3,634 million, an increase of 18% over 2009.

Copaxone®. In 2010, Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the U.S. and globally. Global in-market sales grew by 17% over 2009, reaching $3,316 million. Price increases, partially offset by negative currency effects, accounted for less than half of the increase, and unit growth accounted for the remainder.

U.S. in-market Copaxone® sales increased 19% to $2,287 million, and non-U.S. in-market sales increased by 13% to $1,029 million, compared to 2009. Growth in U.S. sales of Copaxone® was driven by price increases in January and May, of 9.9% each, and, to a lesser extent, by increases in unit sales. In January 2011, there was an additional 14.9% increase in the price of Copaxone® in the U.S. The increase in sales outside the U.S. was driven primarily by unit growth, partially offset by adverse currency effects and cost-containment measures by governments. In local currency terms, in-market sales outside the U.S. grew by 14%. Markets outside the U.S. with substantial unit growth included U.K., Italy, Germany, Spain and Russia. U.S. in market sales accounted for 69% of global Copaxone® sales in 2010, compared with 68% in 2009.

The first quarter of 2010 was the last quarter in which we made payments to Sanofi-Aventis of 25% of in-market sales in the U.S. and Canada. These payments were recorded as selling and marketing expenses. With the termination of this obligation, our selling and marketing expenses in North America after April 1, 2010 decreased accordingly.

We have an additional collaborative agreement with Sanofi-Aventis for the marketing of Copaxone® in Europe and other markets. Under the terms of this agreement, Copaxone® is co-promoted with Sanofi-Aventis in Germany, the U.K., France, Spain, the Netherlands and Belgium and is marketed solely by Sanofi-Aventis in the rest of the European markets, Australia and New Zealand. Commencing in 2009 and to a greater extent by 2012, we are gradually assuming marketing responsibilities for Copaxone® in territories covered under this additional agreement. During 2010, Teva successfully took over marketing responsibilities for Copaxone® in the U.K., the Czech Republic and Poland. Sanofi-Aventis is entitled for a period of two years to 6% of the in market sales of Copaxone® in the applicable countries. Sanofi-Aventis will also cease sharing our Copaxone® selling and marketing expenses in these markets. This change will eventually result in increases in net sales, gross profit and gross profit margin for Copaxone®; however, the effect on operating income in 2011 will be minimal.

To date, Copaxone® has been approved for marketing in 52 countries worldwide, including the U.S., Canada, Israel and all EU countries. U.S. market shares in terms of new and total prescriptions were 37.1% and 40.4% respectively, according to December 2010 IMS data.

In 2009, in-market global sales of Copaxone® amounted to $2.8 billion, an increase of 25% over 2008. U.S. sales in 2009 accounted for 68% of global sales of Copaxone®. The growth of in-market sales of Copaxone® in the U.S. in 2009 also reflected the impact of two price increases of 9.9% each.

Azilect®. Our once-daily treatment for Parkinson’s disease, Azilect® (rasagiline tablets), continued to establish itself in the U.S. and Europe. Global in-market sales in 2010 reached $318 million compared to $243 million in 2009, an increase of 31%. The increase in sales is attributable primarily to volume growth worldwide and to a lesser extent due to price increases in the U.S. Outside the U.S., sales of Azilect® increased mainly in France, Spain, Italy and Germany. In local currency terms, in-market sales of Azilect® grew 34%. Azilect® is now approved for marketing in 45 countries. According to December 2010 IMS data for the U.S. market, Azilect® reached a record market share of 4.7% for total and for new prescriptions.

Specialty Respiratory Products

Sales of our specialty respiratory products decreased 3% in 2010 to $875 million. Not included in this figure are our sales in the U.S. of budesonide, which were reported as part of our generic drug sales. Sales in the U.S. were $556 million, a 2% decline compared to 2009. ProAir™ (albuterol HFA) sales in the U.S. decreased by 13% from prior year, reflecting increased competition in the short-acting beta agonist (SABA) market, primarily from GlaxoSmithKline’s Ventolin® HFA product. ProAir™ maintained its leadership in the SABA market in the U.S., with an average market share of 47.6% in terms of total number of prescriptions during the fourth quarter of 2010. Qvar® sales in the U.S. increased by 41% from prior year, with an average market share of 20.6% during the fourth quarter in terms of total prescriptions in the inhaled corticosteroid category (an increase of more than 25%).

In Europe, reduced sales of respiratory products in local currency terms in France and in the U.K. were partially offset by an increase in Germany due to the addition of ratiopharm’s sales, as well as increased sales in other European countries. Sales of Qvar® increased in the principal markets in Europe as well, most notably in the U.K and Germany.

Active Pharmaceutical Ingredient (API)

API sales to third parties in 2010 amounted to $641 million, an increase of 13% over 2009. This growth occurred in all of our principal geographical markets: North America, Europe and International.

Sales to third parties in 2009 amounted to $565 million, a decrease of 6% compared to 2008. The decrease in sales in 2009 occurred mainly in Europe and North America, and partially offset by higher sales to third parties in our International markets.

Women’s Health Products

Our women’s health products in the U.S. reached sales of $374 million, an increase of 5% from $357 million sold in 2009. These sales figures represent proprietary women’s health products only and do not include revenues from women’s health products that are sold in the U.S. as generic drugs (e.g., drospirenone and ethinyl estradiol, which we market as Gianvi™). Sales of ParaGard® and Seasonique® / Seasonique Lo® increased by 18% and 63% during 2010. During the third quarter of 2009, our original two-pill dosage emergency contraception product, Plan B®, encountered generic competition and as a result its sales in 2010 declined by 32% compared to 2009. We have since refocused our marketing efforts on Plan B One-Step®, a single pill version. Plan B One Step® is currently available over-the-counter for women over the age of 17. We expect to file for full OTC status for this product in early 2011.

In 2009, sales reached $357 million, an increase of 12% from $319 million sold by Barr in 2008. Sales of all promoted products increased in 2009. These sales figures include different products than the sales reported by Barr as its overall proprietary sales.

Biosimilars

During 2010, sales of biosimilar pharmaceuticals reached $112 million, as compared with $74 million in 2009 and $63 million in 2008. The increase in sales this year was mainly driven by the inclusion of ratiopharm’s sales and the continued launch of our biosimilar granulocyte colony stimulating factor (GCSF) in Europe, as well as higher sales of Tev-tropin® (human growth hormone) in the U.S. More than three-quarters of the sales in 2010 were from products sold in U.S. and European markets (which beginning August 2010, also included sales of ratiopharm’s products), compared to less than two-thirds in 2009.

We intend to launch additional, biopharmaceutical products over the next several years in the U.S. and in the European and International markets. During 2010 we continued launching our biosimilar GCSF under the brand name TevaGrastim in several European countries, including France, Italy, Spain, Poland and the Netherlands. In December 2009, we submitted a biologic license application for this product to the U.S. FDA. In September 2010, the U.S. FDA issued a complete response letter requesting additional information required for approval. Through the ratiopharm acquisition we added another biosimilar GCSF product, marketed as ratiograstim as well as an Epoetin theta product, sold as Eporatio, which was launched in 2010 in several European countries including Germany, France, Italy, Spain and the U.K.

Other Income Statement Line Items

Gross Profit

In 2010, gross profit amounted to $9,065 million, an increase of 23%, or $1,698 million compared to 2009. The higher gross profit was mainly a result of our higher overall sales as well as lower inventory step-up charges. Amortization of ratiopharm’s intangible assets will commence in the first quarter of 2011.

Gross profit margins were 56.2% in 2010, compared with 53.0% in 2009 and 53.8% in 2008. The increase in gross margins primarily reflects the product mix in the U.S., which included a number of high-margin products, including the generic versions of Effexor XR®, Pulmicort®, Cozaar® and Hyzaar® as well as other products and the higher contribution from our innovative products which have high gross margins.

Gross profit increased in 2009 to $7,367 million from $5,968 million in 2008, an increase of 23%. Gross profit margins were 53.0% in 2009, compared to 53.8% in 2008.

Research and Development (R&D) Expenses

Net R&D spending for 2010 grew by 16% over 2009 and reached $933 million. As a percentage of sales, R&D spending reached 5.8% in 2010, the same as in 2009.

In 2010, we increased R&D spending in our innovative and branded R&D activities, including research and development of biosimilar, respiratory and women’s health products as clinical activities progressed and ratiopharm’s R&D activities were integrated. Slightly more than half of our 2010 R&D expenditures was for generic R&D, and the balance was for our innovative, respiratory, women’s health and biosimilar products.

The Teva-Lonza joint venture commenced activities in 2009, and we were reimbursed $21 million for related R&D efforts incurred as part of the joint venture. This reimbursement has been recorded as a reduction in research and development expenses. Our share in the joint venture’s expenses—approximately $24 million—is reflected in the income statement under “share in losses of associated companies—net.”

In 2010, expenses recovered from third parties that were recorded as a reduction to R&D significantly declined as compared to 2009. These were mainly due to reimbursements associated with the Teva-Lonza joint venture as well as other third party reimbursements.

Research and development expenses increased in 2009 to $802 million from $786 million in 2008, an increase of 2%.

Research and Development In-Process (IPR&D)

IPR&D expenses in 2010 were $18 million, attributable to several R&D license agreements that supplemented our innovative and branded pipeline. IPR&D expenses in 2009 were $23 million and were attributable to the OncoGenex collaboration and a related agreement to develop and commercialize OGX-011, a cancer therapy designed to inhibit cancer treatment resistance. Under applicable accounting rules that took effect in 2009, only IPR&D purchased in an asset deal that has not reached technological feasibility and has no alternative future use may be expensed immediately.

Selling and Marketing (S&M)

S&M expenses in 2010 amounted to $2,968 million, an increase of 11% over 2009. As a percentage of sales, S&M expenses were 18.4% in 2010 compared to 19.3% in 2009. The increase in dollar terms was primarily due to higher royalty payments made on generic products in the U.S. (mainly to generic versions of Pulmicort®, Effexor XR®, Yaz®, Mirapex® and Famvir®) as well as to the consolidation of ratiopharm. The increase was partially offset by the termination of our obligation to pay Sanofi-Aventis 25% of the in-market sales of Copaxone® in U.S. and Canada, as described below, as well as changes in currency exchange rates. Beginning January 1, 2011, our royalty obligations on our U.S. sales of generic Effexor XR® increased significantly and will remain at such level as long as we are the sole generic seller.

In April 2008, we assumed the distribution of Copaxone® in the U.S. and Canada from our former partner, Sanofi-Aventis. Under the terms of our agreements with Sanofi-Aventis, we paid Sanofi-Aventis 25% of the in-market sales of Copaxone® in the U.S. and Canada through March 31, 2010, which we recorded as a selling and marketing expense. As a result, in 2010 we had only one quarter of payments to Sanofi-Aventis while in 2009 we had a full year of payments.

S&M expenses in 2009 amounted to $2,676 million, an increase of 45% over 2008, and as a percentage of sales, S&M expenses increased to 19.3% for 2009 from 16.6% for 2008.

General and Administrative Expenses (G&A)

G&A expenses in 2010 amounted to $865 million compared with $823 million in 2009, an increase of 5% over 2009. As a percentage of sales, G&A expenses decreased to 5.4% for 2010 from 5.9% for 2009. The increase in G&A expenses in dollar terms resulted primarily from the inclusion of ratiopharm, and was partially offset by higher cost synergies from the Barr acquisition.

G&A expenses in 2009 amounted to $823 million, an increase of 23% over 2008, and as a percentage of sales, G&A expenses decreased to 5.9% for 2009 from 6% for 2008.

Legal Settlements, Acquisition, Restructuring and Other Expenses and Impairment

Legal settlement expenses were primarily related to intellectual property litigation, and were offset by income from legal settlements, which resulted in a decrease in these expenses.

Our 2010 results include restructuring expenses of $260 million, which included severance costs of $187 million, primarily in connection with the ratiopharm acquisition, costs related to regulatory actions taken in facilities of $47 million, contract termination costs of $17 million, and shut-down and other costs of $9 million. These expenses relate mainly to integration of new businesses under the new accounting rules, which in previous business combinations were included in the purchase price allocation. Our cost reduction initiatives, which were undertaken to meet the challenges of our business environment and future opportunities, include the closure of certain manufacturing and R&D facilities and related streamlining of staff functions and work force.

Acquisition expenses in 2010 in the amount of $24 million were primarily related to the ratiopharm acquisition.

Impairment of long lived assets of $124 million in 2010, includes mainly impairments of intangible assets and fixed assets as a result of the decisions to restructure the Irvine facility. Impairment of long lived assets of $110 million for 2009 included mainly impairment of fixed assets.

In February 2010, we announced that we had reached a settlement in principle to resolve claims brought by Ven-A-Care of the Florida Keys, Inc. on behalf of the United States, Texas, Florida, and California under federal and state False Claims Acts. The settlement, which received court approval in December 2010, resolved a lawsuit relating to federal contributions to all state Medicaid programs and claims of Texas, Florida, and California relating to their Medicaid programs, and eliminated the majority of the alleged damages asserted against us in the various drug pricing litigations. We recorded a charge of approximately $315 million in our fourth quarter 2009 results. This charge includes both the settlement in principle and a reserve for the remaining drug pricing lawsuits to which we are a party.

Operating Income

Operating income reached $3,871 million in 2010, compared to $2,405 million in 2009. As a percentage of sales, operating margin was 24.0% compared to 17.3% in 2009. The increase in operating income was mainly a result of higher sales and a more profitable mix of products, the termination of our obligation to pay royalties to Sanofi-Aventis on sales of Copaxone® in the U.S. and Canada, lower legal settlement expenses and decreased inventory step-up charges. The increase in operating income was partially offset by higher royalty payments (recorded within selling and marketing expenses), restructuring costs and higher R&D expenses.

Operating income in 2009 amounted to $2,405 million, an increase of 110% over 2008, and as a percentage of sales, operating income increased to 17.3% for 2009 from 10.3% for 2008.

Financial Expenses

In 2010, financial expenses amounted to $225 million, compared to $202 million in 2009. The $23 million increase is primarily attributable to hedging costs in connection with the ratiopharm acquisition, partially offset by lower interest expenses and gains from the sale of marketable securities and auction rate securities. In 2010, interest expenses were lower as a result of both a decrease in the debt level and the lower interest rate of the new debt.

In 2009, financial expenses amounted to $202 million, compared to $345 million in 2008. The 41% decrease is primarily attributable to net impairment of financial assets booked in 2008, partially offset by higher interest expenses and lower financial income. Our financing of the Barr acquisition increased our outstanding debt and reduced cash levels, thereby increasing interest charges and reducing financial income.

Tax Rate

The provision for taxes amounted to $283 million, or 8% of pre-tax income of $3,646 million in 2010. In 2009, the provision for taxes amounted to $166 million, or 8% of pre-tax income of $2,203 million. In 2008, the provision for taxes amounted to $184 million, or 23% of pre-tax income of $800 million. The effective tax rate for 2010 is primarily the result of the geographic mix and type of products sold in the second half of 2010. In general, we benefit more from tax incentives on products for which we also produce the API. The effective tax rate in 2009 was influenced by a variety of factors, including different effective tax rates applicable to non-Israeli subsidiaries that have tax rates above Teva’s average tax rates (including the impact of legal settlements, restructuring and impairment charges on such subsidiaries), tax benefits arising from reduced tax rates under benefit programs and changes in uncertain tax positions. The unusually high tax rate in 2008 was mainly the result of a non-tax deductible write-off of research and development in process related to the acquisitions of Barr and CoGenesys that reduced Teva’s pre-tax income that year. Excluding the impact of this write-off, the effective tax rate for 2008 would have been 8.4% comparable to our 2009 and 2010 rates.

The statutory Israeli corporate tax rate was 25% in 2010, compared to 26% in 2009 and 27% in 2008. This rate is currently scheduled to decrease as follows: to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016. However, these decreases are expected to have a relatively small impact on our provision for taxes, as our effective consolidated tax rates have historically been considerably lower, because a major portion of our income is derived from “approved enterprises” in Israel (as more fully described in “Item 10: Additional Information—Israeli Taxation” below). In addition, in certain locations outside of Israel we have been enjoying lower tax rates.

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

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including changes in the products and geographical distribution of our income, the effect of any mergers and acquisitions, the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions.

Net Income and Share Count

Net income attributable to Teva in 2010 was $3,331 million compared to $2,000 million in 2009. Diluted earnings per share reached $3.67 in 2010, an increase of 65% compared to diluted earnings per share of $2.23 in 2009. Net income attributable to Teva in 2008 totaled $609 million, a year in which we recorded research and development in-process write-offs of $1,402 million as a result of the Barr, Bentley and CoGenesys acquisitions, and diluted earnings per share amounted to $0.75.

During 2010, we repurchased approximately 1.9 million shares at an average price of $51.05 per share, for an aggregate purchase price of $99 million, pursuant to an authorization in December 2010 by the board of directors to spend up to $1 billion over the following twelve months to repurchase our shares.

The share count used for the fully diluted calculation for 2010, 2009 and 2008 was 921 million, 896 million and 820 million shares, respectively.

Supplemental Non-GAAP Income Data

The tables below present supplemental non-GAAP data, in U.S. dollar terms, as a percentage of sales and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Year Ended December 31,
	2010	2009	2008
	U.S. dollars in millions
Amortization of purchased intangible assets	527	485	180
Restructuring and other expenses	260	90	—
Impairment of long-lived assets and intangible assets	124	110	107
Inventory step-up charges—ratiopharm acquisition (2010); Barr acquisition (2009)	107	302	5
Financial hedging expenses in connection with the ratiopharm acquisition	102	—	—
Gain from the sale of marketable and auction rate securities that were previously impaired	(31)	(14)	—
Acquisition expenses primarily relating to the ratiopharm acquisition	24	4	—
Purchase of research and development in process	18	23	1,402
Expenses in connection with legal settlements	2	434	17
Settlement with an institution relating to auction rate securities	—	—	(100)
Impairment of financial assets	—	6	375
Net of corresponding tax benefit	(330)	(411)	(102)

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

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements, including principally settlements in connection with intellectual property lawsuits, purchase accounting adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; financial hedging expenses in connection with the ratiopharm acquisition, restructuring and other expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur. Included in restructuring and other expenses are severance, shut down costs, contract termination costs and other costs as well as costs related to regulatory actions taken in facilities (such as uncapitalized production costs, consulting expenses or write offs of inventory related to remediation) that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

This data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors which add meaningful comparisons of Teva figures over time. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other expenses, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

	Year Ended December 31,			Percentage of Net Sales Year Ended December 31,			Percentage Change Comparison
	2010	2009	2008	2010	2009	2008	2010-2009	2009-2008
	U.S. dollars and shares in millions
	(except per share amounts)%				%	%	%	%
Net sales	16,121	13,899	11,085	100.0	100.0	100.0	16	25
Gross profit	9,669	8,119	6,125	60.0	58.4	55.3	19	33
Operating income	4,933	3,853	2,856	30.6	27.7	25.8	28	35
Income before income taxes	4,779	3,643	2,786	29.6	26.2	25.1	31	31
Provision for income taxes	613	577	286	3.8	4.2	2.6	6	102
Net income attributable to Teva	4,134	3,029	2,493	25.6	21.8	22.5	36	22
Diluted earnings per share	4.54	3.37	3.03				35	11
Weighted average number of shares—Diluted	921	912	837

For 2009 and 2008, the difference between the reported and the non-GAAP diluted weighted average number of shares represents potential dilution of convertible senior debentures, which had an anti-dilutive effect on the reported earnings per share while being dilutive on a non-GAAP basis.

The below table provides a reconciliation of our U.S. GAAP reported results and these supplemental non-GAAP data:

	Year Ended December 31,
	2010	2009	2008
	U.S. dollars in millions
	(except per share amounts)
Reported net income attributable to Teva	$3,331	$2,000	$609
Amortization of purchased intangible assets—under cost of sales	497	450	152
Inventory step-up charge—under cost of sales	107	302	5
Amortization of purchased intangible assets—under selling and marketing expenses	30	35	28
Purchase of research and development in process	18	23	1,402
Restructuring and other expenses	260	90	—
Impairment of long-lived assets and intangible assets	124	110	107
Acquisition expenses	24	4	—
Legal settlements	2	434	17

Legal settlements, acquisition, restructuring and other expenses and impairment	410	638	124
Financial hedging expenses—under finance expenses	102	—	—
Impairment of financial assets—under finance expenses	—	6	375
Settlement with an institution relating to auction rate securities	—	—	(100)
Gain from sale of marketable securities and auction rate securities that were previously impaired—under finance expenses	(31)	(14)	—
Related tax effect	(330)	(411)	(102)

Non-GAAP net income attributable to Teva	$4,134	$3,029	$2,493

Diluted earnings per share attributable to Teva:
Reported ($)	3.67	2.23	0.75
Non-GAAP ($)	4.54	3.37	3.03
Add-back for diluted earnings per share calculation:
Reported ($)	44	1	5
Non-GAAP ($)	44	43	46
Non-GAAP effective tax rate	13%	16%	10%

For 2009 and 2008, the difference between the add back for diluted earnings per share calculations represents potential dilution of convertible senior debentures, which had an anti-dilutive effect on the reported earnings per share while being dilutive on a non-GAAP basis.

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for 2010 amounted to $613 million on pre-tax non-GAAP income of $4,779 million. The provision for taxes in the comparable period of 2008 was $286 million on pre-tax income of $2,786 million, and in 2009 was $577 million on pre-tax income of $3,643 million. The non-GAAP tax rate for 2010 was 13% as compared to 16% in 2009 and 10% in 2008. The lower annual non-GAAP effective tax rate for 2010 as compared to 2009, was primarily the result of differences in the mix of products (both type and location of production) sold in these years. In general, we benefit more from tax incentives on products for which we also produce the API.

Trend Information

The following factors are expected to have an effect on our 2011 results:

•	For the full year, Teva expects net sales to be between $18.5 billion and $19.0 billion, with non-GAAP earnings per share (EPS) to be in the range of $4.90 to $5.20.

•

Teva expects operating results to be stronger in the second half of 2011 than in the first half, and stronger in the second quarter than the first quarter. Quarterly net sales and EPS results are expected to improve sequentially.

•	Generic pharmaceutical sales in Europe are expected to increase due to the inclusion of ratiopharm’s sales for the full year.

•	The extraordinary increase in the U.S. generics business in 2010 is not expected to repeat in 2011.

•	Non-GAAP gross profit margin (which excludes amortization of intangible assets of approximately $600 million) is expected to be in the range of 57.5% and 59.5%.

•	Net R&D expenses (excluding reimbursement from third parties for certain R&D expenses and other investments) are expected to be approximately 6% of net sales.

•

Non-GAAP selling & marketing expenses (which excludes amortization of intangible assets), are expected to be in the range of 18% to 19% of sales. In 2011 selling and marketing expenses include royalties totaling between $900 million to $950 million.

•	General and administrative expenses are expected to be approximately 5% of sales.

•	Non-GAAP finance expenses are expected to be between $40 million and $50 million per quarter.

•	The non-GAAP tax rate is expected to be approximately 13%.

•

Share in losses of associated companies is expected to be approximately $40 million to $45 million, resulting primarily from TL Biopharmaceuticals AG, our joint venture with Lonza, mostly related to R&D expenses.

•	The fully diluted number of shares in 2011 is expected to be between 900 million and 910 million shares, depending on the execution of Teva’s share repurchase plan.

Future acquisitions could affect the above numbers.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Canadian dollar, Russian ruble, Hungarian forint and British pound) affect our results. During 2010, the main currencies relevant to our operations declined in value against the U.S. dollar: the euro by 5%, Hungarian forint by 3% and British pound by 1% (on an annual average compared to annual average basis), offset by currencies that increased in value against the U.S. dollar: the Israeli shekel by 5%, the Canadian dollar by 10% and Russian ruble by 4%.

The devaluation of non-U.S. currencies during 2010 in comparison with 2009 negatively impacted overall sales by approximately $216 million. We also recorded lower expenses due to these currency fluctuations, and as a result our operating income was reduced by approximately $50 million.

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

Revenue Recognition and Sales Reserves and Allowances (“SR&A”)

Revenue is recognized from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales, are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonable estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact. These provisions primarily relate to sales of pharmaceutical products in the U.S.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “Accounts receivable”.

We adjust these provisions in the event that it appears that the actual amounts may differ from the estimated provisions. The following briefly describes the nature of each deduction and how provisions are estimated in our financial statements.

Rebates and other reserves include the following:

Rebates & Other Sales Reserves and Allowances include rebates for both customer programs and government, shelf stock adjustments and other promotional programs. Rebates represent the majority of the reserve. Other sales reserves which were not rebates represented 3% and 1% of the total reserve balance on both December 31, 2010 and 2009, respectively, and 3% and 1% of the total provisions for the years ended December 31, 2010 and 2009, respectively.

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

Medicaid and Other Governmental Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. We estimate these rebates based on historical trends of rebates paid as well as on changes in wholesaler inventory levels and increases or decreases in sales. Included in the 2010 provisions are estimates for the impact of changes to Medicaid rebates and associated programs related to the recent U.S. healthcare reform.

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

Provisions for chargebacks are the largest single component of our SR&A process, involving estimates of contract prices across in excess of 1,300 products and multiple contracts with multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion with an increase or decrease in sales.

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

Returns. Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns. We record a reserve for estimated sales returns in accordance with the “Revenue Recognition When Right of Return Exists” FASB pronouncement. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2010 and 2009 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

Sales reserves and allowances (SR&A) for third-party sales of pharmaceutical products to U.S. customers at December 31, 2010 and 2009 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 80% of our total sales reserves and allowances as of December 31, 2010, with the balance primarily in Germany, Canada and the U.K.

	Sales reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2008	$131	$1,090	$376	$1,094	$2,691
Provisions related to sales made in current year period	286	3,649	239	2,088	6,262
Provisions related to sales made in prior periods	(3)	6	(33)	6	(24)
Credits and payments	(291)	(3,714)	(170)	(1,915)	(6,090)

Balance at December 31, 2009	$123	$1,031	$412	$1,273	$2,839

Provisions related to sales made in current year period	305	3,098	194	2,848	6,445
Provisions related to sales made in prior periods	—	—	(41)	(62)	(103)
Credits and payments	(335)	(3,335)	(194)	(2,584)	(6,448)

Balance at December 31, 2010	$93	$794	$371	$1,475	$2,733

Reserves for the year ended December 31, 2010 decreased by approximately $106 million. The two most significant variances were a decrease to chargebacks of $237 million partially offset by an increase in rebates and other sales reserves of approximately $202 million. Chargebacks have decreased due to the overall mix of products sold. The increase in rebates and other is primarily related to growth in sales as well as additional Medicaid and other governmental rebates related to the recent U.S. healthcare reform.

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

Expenses in Connection with Collaboration Agreements

Expenses incurred in relation to third party cooperation arrangements, including certain litigation settlements, are recorded and generally included in cost of sales where the third party is a supplier of product or related product components. In other cases, payments are generally considered marketing costs and are included in selling, general and administrative expenses. When payments or royalties are received, they are included in revenue.

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

Contingencies

We are from time to time subject to claims arising in the ordinary course of our business, including patent, product liability and other litigation. In determining whether liabilities should be recorded for pending litigation claims, we assess the allegations made and the likelihood that we will be able to defend against the claim successfully. Teva records provisions to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve a complex judgments about future events and can rely heavily on estimates and assumptions.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw and packaging materials and purchased products—mainly on a “moving average” basis; finished products and products in process; raw material and packaging component—mainly on a “moving average” basis; capitalized production costs component—on an average basis over the production period.

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

Our policy is to capitalize saleable product for unapproved inventory items when economic benefits are probable. We evaluate expiry, legal risk and likelihood of regulatory approval on a regular basis. If at any time approval is deemed to not be probable, the inventory is written down to its net realizable value. To date, inventory allowance adjustments in the normal course of business have not been material. However, from time to time, due to a regulatory action or lack of approval or delay in approval of a product, we may experience more significant impact.

Valuation of Intangible Assets, Marketable Securities and Long-Lived Assets

Intangible assets

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the end of each year, or whenever events or circumstances present an indication of impairment.

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

Definite life intangible assets consist mainly of acquired marketing and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries.

Indefinite life intangible assets are comprised of trade names and research and development in-process. Indefinite life intangible assets are not amortized but rather are tested for impairment annually at December 31 of each year, or whenever events or circumstances present an indication of impairment. In connection with business combinations consummated through December 31, 2008, amounts assigned to tangible and intangible assets to be used in particular research and development projects that have not reached technological feasibility and have no alternative future use were charged to “acquisition of research and development in process” at the acquisition date. Commencing January 1, 2009, acquired research and development in-process in a business combination was no longer expensed on acquisition, but instead is capitalized. Upon initial recognition, these assets are treated similarly to indefinite life intangible assets until the related research and development efforts are either completed or abandoned. Upon completion or abandonment of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly.

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

In addition, we evaluate the recoverability and measure the possible impairment of goodwill. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Our estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare, on an operating unit level, our estimate of fair value for such operating unit to the book value of the operating unit. If the book value of any of the operating units is greater than the estimate of its fair value, we would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. Such implied fair value is determined by allocating the fair value of the operating unit to all of the assets and liabilities of that unit as if the operating unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the operating unit. The excess of the fair value of the operating unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the operating unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

Marketable securities

Marketable securities consist mainly of money market funds and debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss).

Factors considered in determining whether a loss is temporary include the extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. If an-other-than-temporary impairment exists for debt securities, we separate the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

Long-lived assets

We test long-lived assets for impairment, whenever events or circumstances present an indication of impairment. The impairment test consists of a comparison of the fair value of the intangible assets to their carrying amounts. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows.

Recently Issued Accounting Pronouncements

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted). The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). Teva believes that the adoption will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued a clarification of the accounting treatment of fees paid to the federal government by pharmaceutical manufacturers. These amendments are effective January 1, 2011, when the fee initially becomes effective. These amendments specify that the liability for the fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year over which it is payable. Teva believes that the adoption will not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition—milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. Teva believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to Teva, this became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to Teva, the adoption of the new guidance did not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. Teva believes that the adoption will not have a material impact on its consolidated financial statements.

Liquidity and Capital Resources

Total assets amounted to $38.2 billion at December 31, 2010, compared to $33.2 billion at December 31, 2009. The increase is mainly due to the acquisition of ratiopharm. The increase was partly offset by a decrease in cash (as a result of the use of cash in the ratiopharm acquisition) and by the negative effect of currency translation.

Our working capital balance, which includes accounts receivable, inventories and other current assets net of sales, reserves and allowances (“SR&A”), accounts payable and other current liabilities, amounted to $3.8 billion at December 31, 2010, compared to $3.6 billion at December 31, 2009.

Inventory balances at December 31, 2010 amounted to $3.9 billion, compared with $3.3 billion at December 31, 2009. The increase reflects the consolidation of ratiopharm’s inventory, which was partly offset by the negative effect of currency translation. At December 31, 2010, inventory days decreased to 180 compared to 182 at December 31, 2009.

Accounts receivable at December 31, 2010, net of SR&A, was $2.1 billion, the same level as December 31, 2009 despite the consolidation of ratiopharm accounts receivable, as ratiopharm had a relatively low level of net accounts receivable. Days sales outstanding (receivables) (“DSO”), net of SR&A, decreased from 48 days at December 31, 2009 to 41 days at December 31, 2010. This decrease was due to two principal factors: (i) increased collections, and (ii) the consolidation of ratiopharm’s accounts receivables, which had a relatively low level of net accounts receivable and DSO. Although we record receivables on a gross basis, and record substantially all of SR&A as a liability, we have used a net figure for the calculation of DSO in order to facilitate a more meaningful comparison with some of our peers, which record receivables net of these reserves.

Accounts payable and accrual days decreased from 124 days at December 31, 2009 to 113 days at December 31, 2010.

Investment in property, plant and equipment in 2010 was $710 million, compared to $719 for all of 2009. Depreciation amounted to $448 million in 2010, as compared to $426 million in 2009.

Cash and cash equivalents, short term and long term investments at December 31, 2010 decreased by $0.9 billion to $1.5 billion, reflecting the $5.2 billion paid for ratiopharm, which was partially offset by cash generated during 2010, cash on hand resulting from public debt issuances and bank borrowings during 2010 for the ratiopharm acquisition and the debt repayments described below. We accumulated a portion of the cash generated in the fourth quarter in anticipation of the Theramex acquisition, which was completed in January 2011.

Total debt increased by $1.3 billion in 2010, primarily due to financing for the ratiopharm acquisition, which was partially offset by the repayment of certain debt as described below.

In 2010, we issued $2.5 billion principal amount of senior notes and used a portion of the proceeds to repay $800 million of the indebtedness assumed in the Barr acquisition. The remainder of the proceeds was used for the acquisition of ratiopharm in the third quarter of 2010.

During the third quarter of 2010, Teva repaid in full the remaining Barr debt ($690 million), terminated Barr’s $300 million revolving credit facility and repaid a $348 million syndicated credit facility with Sumitomo and Deutsche Bank. In July 2010, Teva entered into separate short-term bilateral credit agreements with three banks, each of which provided for $500 million in committed financing to pay a portion of the purchase price for the ratiopharm acquisition. As of December 31, 2010, the outstanding balance under these facilities, which bear interest at a spread of LIBOR plus less than 1%, was $670 million.

In February 2011, Teva elected to exercise its right to redeem its outstanding 1.75% convertible senior debentures due 2026. As a result of the conversion and/or redemption of these debentures, Teva paid an aggregate of $814 million in cash and issued approximately 1.2 million shares.

As a result of the increase in total debt partly offset by the increase in shareholders’ equity, our financial leverage ratio increased from approximately 23% at December 31, 2009 to approximately 24% at December 31, 2010. The portion of total debt classified as short term increased from 23% to 40% as a result of an increase in the short term debt as described above.

In January 2011, Teva entered into a new three-year $1.5 billion unsecured revolving syndicated credit facility, which replaced the separate bilateral revolving credit agreements for and aggregate of $1.1 billion that Teva had entered into 2009 and early 2010. As of December 31, 2010, no amounts were outstanding under these previous credit facilities.

During 2010, $136 million principal amount of senior convertible debentures was converted, resulting in the issuance of approximately three million shares.

During 2009, $965 million principal amount of convertible senior debentures was converted.

During 2008, $89 million principal amount of convertible debentures, assumed in connection with the Ivax acquisition, was converted.

Our shareholders’ equity was $22.0 billion at December 31, 2010 compared to $19.3 billion at December 31, 2009. The increase resulted primarily from net income attributable to Teva for the year of $3.3 billion, and $0.2 billion from the exercise of employee stock options. The increase was partially offset by dividend payments of $0.7 billion, $0.1 billion used to repurchase Teva shares and $0.1 billion negative translation differences as a result of the strengthening of the U.S. dollar relative to most of the major currencies during 2010.

For purposes of calculating our market capitalization at December 31, 2010, we used approximately 898 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries.

Cash flow generated from operating activities during 2010 amounted to $4,136 million, as compared with $3,373 million in 2009. The increase in cash flow resulted from higher net income, which was partially offset by an increase in working capital in 2010 compared to 2009.

Cash flow generated from operating activities, net of cash used for capital investments and dividends paid, in 2010 amounted to $2,845 million, $658 million higher than in 2009. The increase resulted mainly from higher cash generated from operating activities and slightly lower net capital expenses mainly due to sales of assets in 2010 which was partially offset by higher dividend payments (an additional $139 million paid compared to 2009).

During 2010, we paid $668 million in dividends, compared to $529 million in 2009.

We announced a dividend for the fourth quarter of 2010 of NIS 0.80 (21.8 cents according to the rate of exchange on February 7, 2011) per share, representing an increase of 14% from NIS 0.70 (19.0 cents), which was the dividend declared for each one of the first three quarters of 2010. Payment of dividends for the fourth quarter of 2010, which is expected to take place on February 28, 2011, will be made with respect to ADSs on the basis of the USD-NIS exchange rate as of February 28, 2011.

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

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual properly or other rights of such third party; or (2) damages to users of the related products. Except as described in note 12 to our financial statements as of December 31, 2010, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We currently meet all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities, primarily our recent $1.5 billion syndicated revolving line of credit, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash on hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Trend Information

Please see Item 5: “Operating and Financial Review and Prospects,” and in particular “Supplemental Non-GAAP Income Data,” as well as Item 4: “Information on the Company.”

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements as defined in Item 5.E of Form 20-F.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2010:

	Payments Due By period
	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
	(U.S. dollars in millions)
Long-term debt obligations, including estimated interest (totaling $2.0 billion)	$7,980	$2,187	*	$1,304	**	$1,738	***	$2,751	****
Operating lease obligations	314	81		118		52		63
Purchase obligations (including purchase orders)	1,541	1,461		74		6		—

Total	$9,835	$3,729		$1,496		$1,796		$2,814

*	Includes $500 million of the senior notes due 2011 issued in connection with the ratiopharm acquisition, $530 million of 0.25% convertible senior debentures due 2026 with a redemption date of February 1, 2011, and $814 million of 1.75% convertible senior debentures due 2026 with a redemption date of February 1, 2011. The 1.75% convertible senior debentures were redeemed or converted in full in February 2011.
**	Includes $1 billion of 1.5% senior notes due 2012 issued in connection with the ratiopharm acquisition.
***	Includes $3 million of 0.5% convertible senior debentures due 2024, with a redemption date of February 1, 2014, $10 million of 0.25% convertible senior debentures due 2024, with a redemption date of February 1, 2014, $1,000 million of 3.0% senior notes due 2015 issued in connection with the ratiopharm acquisition and $70 million of cross-currency swap.
****	Includes $493 million of 5.55% senior notes due 2016 and $987 million of 6.15% senior notes due 2036.

The total amount of unrecognized tax benefits for uncertain tax positions was $795 million at December 31, 2010. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the above table. We do not expect a significant tax payment related to these obligations within the next year.

The Company has committed to future expenditures relating to joint ventures in accordance with the terms of the applicable agreements. These commitments will amount to approximately $204 million over the next five years unless the joint ventures are prematurely terminated.

Teva is also committed to make potential future “milestone” payments to third parties under various agreements. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. The total contingent payments, were all milestones and targets to be achieved, could reach an aggregate of up to approximately $1.1 billion.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information as to the executive officers and directors of Teva as of February 15, 2011:

Executive Officers

Name	Age	Officer Since	Position
Shlomo Yanai	58	2007	President and Chief Executive Officer
Isaac Abravanel	56	2007	Corporate Vice President, Human Resources & Chief Integration Officer
Eyal Desheh	58	2008	Chief Financial Officer
Richard S. Egosi	48	2010	Corporate Vice President and Chief Legal Officer
Prof. Itzhak Krinsky	58	2005	Corporate Vice President—Business Development
Moshe Manor	55	1995	President Teva Asia & Pacific
William S. Marth	56	2005	President and Chief Executive Officer—Americas
Dr. Gerard Van Odijk	53	2006	President and Chief Executive Officer—Teva Europe
Prof. Yitzhak Peterburg	59	2010	Group Vice President—Global Branded Products
Dr. Ben-Zion Weiner	66	1986	Chief R&D Officer
Aharon Yaari	59	2002	Group Vice President—Teva Generics System
Ron Grupel	60	1993	Chief Internal Auditor

Directors

Name	Age	Director Since	Term Ends
Dr. Phillip Frost—Chairman	74	2006	2012
Prof. Moshe Many	82	1987	2013
Roger Abravanel	65	2007	2012
Ruth Cheshin	74	1989	2011
Abraham E. Cohen	74	1992	2013
Amir Elstein	55	2009	2013
Chaim Hurvitz	50	2010	2011
Prof. Elon Kohlberg	64	2009	2012
Prof. Roger Kornberg	63	2007	2013
Dr. Leora (Rubin) Meridor (1)	63	2002	2011
Joseph Nitzani (1)	63	2008	2011
Ory Slonim	67	2008	2011
Dan S. Suesskind	66	2010	2011
Erez Vigodman	50	2009	2012

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.

Executive Officers

Shlomo Yanai has been the President and Chief Executive Officer of Teva since March 2007. Prior to joining Teva, Mr. Yanai was President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Previously, Mr. Yanai served in the Israel Defense Forces (the “IDF”) for 32 years, where he achieved the rank of Major General, the highest rank below Chief of Staff, and successively held two of the most senior positions: Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. Mr. Yanai was a board member of Bank Leumi Le-Israel Ltd. from 2004 until 2007. Mr. Yanai is a member of the Board of Governors of the Technion (Israel Institute of Technology) and of the International Advisory Board, M.B.A. Program of Ben-Gurion University of the Negev, as well as an honorary member of the Board of the Institute for Policy and Strategy of the Interdisciplinary Center (IDC) Herzliya. Mr. Yanai received a B.A. in political science and economics from Tel Aviv University in 1983 and an M.P.A. in national resources management from George Washington University in 1990, and graduated the Advanced Management Program of the Harvard Business School in 2000.

Isaac Abravanel joined Teva in September 2007 as Corporate Vice President, Human Resources. In addition, since March 2009, Mr. Abravanel has served as Chief Integration Officer. From 2005 to 2007, he was Deputy CEO of Bezeq Israel Telecommunications Co. Ltd., and from 2001 to 2005, was the Senior VP of Operations & Customer Service at Pelephone Communications Ltd. Mr. Abravanel received a B.A. and an M.A. in political science from Haifa University in 1988 and 1989, respectively.

Eyal Desheh became Chief Financial Officer in July 2008. Mr. Desheh had previously served as Deputy Chief Financial Officer at Teva from 1989 to 1996. From 2000 until 2008, he was Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

Richard S. Egosi became Corporate Vice President, Chief Legal Officer and Company Secretary in January 2010. Mr. Egosi has been with Teva since 1995, previously serving as Teva’s Deputy Chief Legal Officer and as Senior Vice President and General Counsel of Teva Americas. He received a B.S. in economics from Clemson University in 1984 and a J.D. and M.B.A. from Emory University in 1988.

Prof. Itzhak Krinsky has served as Corporate Vice President—Corporate Business Development since May 2005. Prior to joining Teva, Prof. Krinsky was a managing director with The Silverfern Group, Inc. from January 2003 until February 2005 and until joining Teva, he was a managing director with Trenwith Securities, LLC, both investment banking boutiques in New York City. Prof. Krinsky’s was previously Professor of Finance & Business Economics, Michael G. DeGroote School of Business, McMaster University. He received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

Moshe Manor became President—Teva Asia & Pacific in October 2010, after serving as Group Vice President—Global Branded Products since January 2009 and as Group Vice President—Global Innovative Resources from January 2006 to January 2009. Mr. Manor was Vice President— Global Products Division from 2002 until January 2006. He received his B.A. in economics from the Hebrew University in 1982 and his M.B.A. from Tel Aviv University in 1985.

William S. Marth has served as President & Chief Executive Officer – Americas since June 2010, after serving as President and Chief Executive Officer of Teva North America from January 2008 to June 2010 and as President and Chief Executive Officer of Teva USA from January 2005 to January 2008. He was previously Executive Vice President and Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. In February 2008, Mr. Marth was elected Chairman of the Generic Pharmaceutical Association where he is also a member of the executive committee. Mr. Marth earned his B.Sc. in pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management, DeVry University. He is a licensed pharmacist and serves on various boards and committees, including The University of the Sciences in Philadelphia, the American Society for Health-System Pharmacists (ASHP) and the Board of Ambassadors for John Hopkins’ Project RESTORE. Mr. Marth served as the Chairman of the Board of the Generic Pharmaceutical Association (GPhA) in 2008 and 2009.

Dr. Gerard W.M. Van Odijk joined Teva as President and Chief Executive Officer of Teva Europe in January 2006. From 2003 to 2005, Dr. Van Odijk was Senior Vice President and Area Director of

GlaxoSmithKline Northern Europe, and over the previous 16 years, he held a variety of senior positions in Europe at Glaxo, GlaxoWellcome and GlaxoSmithKline and served in commercial and general management positions in France, the United Kingdom and The Netherlands. Dr. Van Odijk also serves as a non-executive director on the board of Bavarian Nordic A/S. He received his M.D. from the State University of Utrecht in 1987.

Prof. Yitzhak Peterburg has been Group Vice President—Global Branded Products since October 2010 after serving on Teva’s Board from 2009 until July 2010. Previously he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005 and Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002. He is a professor at the School of Business, Ben-Gurion University and served as member of the Board of Applisonix Ltd. from 2007 until 2010. Prof. Peterburg received a M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. He received a doctoral degree in Health Administration from Columbia University in 1987 and a M.Sc. degree in Information Systems from the London School of Economics in 1990.

Dr. Ben-Zion Weiner has been with Teva since 1975. In January 2006, Dr. Weiner became Chief R&D Officer. Dr. Weiner was Vice President—Global Products from April 2002 until January 2006, and Vice President—Research and Development from 1986 to 2002. He was twice granted the Rothschild Prize for Innovation/Export , in 1989 for the development of Alpha D3® for dialysis and osteoporosis patients and in 1999 for the development of Copaxone® for multiple sclerosis. Mr. Weiner serves as a director of Gefen Biomed Investments Ltd. In 1975, Dr. Weiner received a Ph.D. in chemistry from the Hebrew University, where he also received B.Sc. (1968) and M.Sc. (1970) degrees.

Aharon Yaari became Group Vice President—Teva Generics System in February 2009, after serving as Group Vice President—Global API division since January 2006. Previously, he was Vice President—Global API Division from 2002 until 2006. Mr. Yaari joined Teva in 1981, and among his various assignments at Teva served as Vice President—Marketing and Sales of Teva’s API Division from 1999 to 2002 and as President of Plantex USA from 1996 to 1999. He received his B.A. and M.A. in economics (cum laude) from the Hebrew University in 1981 and 1988, respectively.

Ron Grupel has been the Chief Internal Auditor of Teva since 1993. He received his B.A. in economics and accounting in 1975 and his M.B.A. in 1979 from Tel Aviv University.

Directors

Dr. Phillip Frost has served as Chairman of the Board of Teva since March 2010, after serving as Vice Chairman of the Board since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006. He was also President of IVAX from 1991 until 1995. Dr. Frost is Chairman of the Board and CEO of OPKO Health, Inc., a specialty pharmaceutical company, Chairman of the Board of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services. Dr. Frost serves as a director of Continucare Corporation Inc. and Castle Brands Inc. He is also a member of the Board of Trustees of The Scripps Research Institute and of the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Prof. Moshe Many, M.D., Ph.D. has served as Vice Chairman of the Board of Teva since March 2010, having been a director of Teva since 1987. Prof. Many has served as president of the Ashkelon Academic College since January 2002 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as Chairman of the Board of Real Imaging Ltd. and a director of BiondVax Pharmaceuticals Ltd. and of Rosetta Genomics Ltd. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding and unique contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969.

Roger Abravanel has been a director of Teva since 2007. In 2006 Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel serves as a director of Luxottica Group S.p.A., and the Italian Institute of Technology. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Politechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972.

Ruth Cheshin has been a director of Teva since 1989. She is the President of the Jerusalem Foundation, a multi-national organization headquartered in Jerusalem, invested in advancing a pluralistic and modern society in Jerusalem through social, educational, cultural and coexistence projects for all citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards. Ms. Cheshin is the aunt of Chaim Hurvitz.

Abraham E. Cohen has been a director of Teva since 1992. He was Senior Vice President of Merck & Co. from 1982 to 1992 and served as President of the Merck Sharp & Dohme International Division from 1977 to 1988. Since his retirement from Merck in January 1992, Mr. Cohen has been active as an international business consultant. He served as a director of Akzo Nobel NV until 2007. He is presently a director of Chugai Pharmaceutical Co., Ltd., BioTime, Inc. and Mannkind Corporation.

Amir Elstein rejoined Teva’s Board in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on the Company’s Board of Directors. Prior to joining Teva in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Israel Corporation Ltd, Chairman of the Board of Tower Semiconductor Ltd, and Chairman of the Board of Governors of the Jerusalem College of Engineering. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

Chaim Hurvitz joined Teva’s Board in October 2010. Previously, he was a member of Teva’s senior management, serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President—Israeli Pharmaceutical Sales from 1999 until l 2002. He received a B.A. in political science and economics from Tel Aviv University in 1985. Mr. Hurvitz is the nephew of Ms. Cheshin.

Prof. Elon Kohlberg has been a director of Teva since 2009. He is the Royal Little Professor of Business Administration at the Harvard Business School, where he has taught since 1973. Prof. Kohlberg previously served on Teva’s Board from 1987 to 2000. Between 2005 and 2007, Prof. Kohlberg served as director of Ormat Technologies, Inc. Prof. Kohlberg received a B.Sc. (1966), M.Sc. (1967), and Ph.D. (1973) in mathematics from the Hebrew University of Jerusalem.

Prof. Roger D. Kornberg has been a director of Teva since 2007. He is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has taught since 1978. Prof. Kornberg received a B.A. in chemistry from Harvard in 1967 and a Ph.D. in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the U.S., the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the National Academy of Sciences and an honorary member of other academies and professional societies in the U.S., Europe and Japan. Prof. Kornberg has served since 2008 as a director of Protalix BioTherapeutics.

Dr. Leora (Rubin) Meridor has been a director of Teva since 2002. Dr. Meridor is a business and financial consultant. She served as the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd.

from 2001 to 2005 and as Chair of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor was Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Dr. Meridor received a B.Sc. in 1970 in mathematics and physics, an M.Sc. in 1972 in mathematics and a Ph.D. in economics from the Hebrew University, where she has held various teaching positions. She served as director of NICE Systems Ltd. from 2002 until 2007 and of Isrotel Ltd. from 2001 until 2007. She presently serves as director of Alrov (Israel) Ltd., Gilat Satellite Networks Ltd. and Osem Investment Ltd. Dr. Meridor qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Joseph Nitzani has been a director of Teva since 2008. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and CEO of The Tel-Aviv Stock Exchange from 1980 to 1991. He has served as a director in three subsidiaries of Migdal Capital Markets Group since December 2009 (and as a Chairman of one of them since 2010). He also served as a director of Adanim Mortgage Bank from 2006 to 2008 and of Hadassah Medical Center from 1996 (as Chairman since June 2008) to 2010. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Ory Slonim rejoined Teva’s Board in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970 and previously served on Teva’s Board from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, Mr. Slonim was a director at Migdal Insurance Company Ltd., serving as deputy chairman from 2000 until 2007 and as chairman of the company’s audit committee from 2001 until 2007. He presently serves as a director and chairman of the audit committee of U. Dori Group Ltd., director and chairman of the audit committee of Oil Refineries Ltd. and as vice chairman of Harel Insurance Investments & Financial Services Ltd. Mr. Slonim has served as Chairman of Variety Club in Israel since 2006. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Dan S. Suesskind joined Teva’s Board in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. He previously served as a director of Teva from 1981 to 2001. Currently, Mr. Suesskind serves as a director of several companies, including Migdal Insurance Company Ltd., Ness Technologies Inc. and Syneron Medical Ltd., as well as a member of the board (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel Academy of Science and Humanities and the Board of Trustees of the Hebrew University. He is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. He received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969.

Erez Vigodman has been a director of Teva since 2009. Since January 2010, he has been President and Chief Executive Officer of Makhteshim Agan From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council. He received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Former Chairman of the Board

In 2010, Eli Hurvitz concluded his 57 years of service to Teva. For the past eight years, Mr. Hurvitz served as Chairman of Teva’s Board of Directors. Previously, he had served as Teva’s President and Chief Executive Officer for over 25 years. Under Eli Hurvitz’s strategic leadership, and by adopting and internalizing a corporate culture of excellence, Teva became the largest pharmaceutical company in Israel, and the global leader in generic pharmaceuticals. Dr. Phillip Frost, formerly Vice Chairman of the Board, was elected Chairman following Mr. Hurvitz’s departure.

Compensation

The aggregate direct compensation paid to or accrued on behalf of all directors and executive officers (including those directors and officers who retired or changed their positions during the year) as a group during 2010 was $16.8 million. This amount includes fees of $3.1 million paid to non-employee directors and amounts set aside or accrued to provide pension, retirement or similar benefits of $0.8 million. This amount does not include $31 million from the exercise of previously granted stock options or RSUs. In addition, directors are reimbursed for expenses incurred as part of their service as directors. None of the non-employee directors have agreements with us that provide for benefits upon termination of service.

We have adopted a number of stock option or stock incentive programs covering either ordinary shares or ADSs including our 2010 Long-Term Equity Based Incentive Plan approved by our shareholders in June 2010. In 2010, options to purchase an aggregate of 358,752 ordinary shares were awarded to executive officers at a weighted average exercise price of $54.38 per share or ADS with an expiration date in 2017 and 2020 (depending under which plan), as well as 13,716 restricted share units (RSUs).

Employee Stock Option Plans. As of December 31, 2010, options exercisable for an aggregate of approximately 28.2 million shares, with a weighted average exercise price of $44.89 per share, and approximately 2.3 million RSUs, with a weighted average grant date fair value of $45.78, were outstanding under our stock option and incentive programs. For further information regarding our options and RSUs, see Note 13 to the Notes to Consolidated Financial Statements.

Board Practices

Our board of directors comprises 14 persons, of whom 10 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors as mandated under Israeli law, who are subject to additional criteria to help ensure their independence. See “Statutory Independent Directors/Financial Experts” below. The directors’ terms are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Dr. Phillip Frost, Amir Elstein, Chaim Hurvitz and Dan S. Suesskind.

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

Annual Meetings. We encourage serving directors to attend annual shareholder meetings.

Board Practices and Procedures. Our Board members are generally elected in classes for terms of three years. We believe that overlapping multi-year terms allow our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We also provide an orientation program for new Board members as well as a continuing education program for board members which includes lectures, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. Meetings of the board of directors are generally held every 6-8 weeks throughout the year, with additional special meetings scheduled when required. Information regarding the number of meetings of the Board and Board committees and attendance rates is presented in the table below.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) three times during 2010. They will continue to meet in executive session on a regular basis. Prof. Moshe Many serves as chairman of the executive sessions of the Board.

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

In addition, Teva adopted a policy, requiring that two additional directors qualify as, and be determined, a financial and accounting expert. Accordingly, it has been determined that Dan S. Suesskind, Dr. Leora Meridor and Joseph Nitzani are financial and accounting experts under Israeli law.

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

Furthermore, Israeli corporate law requires that the financial statements of a company be brought before a committee of the board, the financial statements review committee. The majority of the members of this committee are required to be independent directors, in accordance with the independence criteria set forth in the Israeli law, and the committee is to be chaired by a statutory independent director. The committee is required to discuss the financial statements and present to the board its recommendations with respect to the proposed financial statements. Israeli law permits the audit committee of a company to perform the functions of the financial statements review committee, provided the audit committee meets the requirements set forth regarding the composition and function of the financial statements review committee. Since Teva’s audit committee meets these requirements, the Company’s audit committee also performs the functions of the financial statements review committee.

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

Finance and Investment Committee

The role of the finance and investment committee is to assist the Board in fulfilling its responsibilities with respect to the Company’s financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of the Company finances and the mitigation of such risks, as well as financial controls and reporting and various other financial-related matters.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of our involvement in the community, public policy issues affecting us and our relationships with medical, educational and cultural institutions, including charitable donations.

Scientific Advisory Committee

The scientific advisory committee is primarily engaged in the review of the company’s strategies with regard to its R&D activities, major R&D projects and sourcing opportunities from academic institutions and other parties, and brings its recommendations, when applicable, to the Board.

Current Members of Board Committees

Name	Audit		Human Resources and Compensation		Corporate Governance and Nominating		Finance and Invesment		Community Affairs		Scientific Advisory
Dr. P. Frost											✓	*
Prof. M. Many	✓		✓	*	✓						✓	+
R. Abravanel			✓
R. Cheshin									✓
A. E. Cohen			✓		✓
A. Elstein							✓		✓	*
Prof. E. Kohlberg	✓
Prof. R. Kornberg											✓
Dr. L. Meridor	✓	*	✓		✓		✓		✓
J. Nitzani	✓		✓		✓		✓	*	✓
O. Slonim	✓		✓		✓	*			✓
D. S. Suesskind							✓		✓
E. Vigodman							✓

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson

Board and Committee Meetings

Name of Body	No. of Meetings in 2010	Average Attendance Rate
Board of directors	15	87%
Audit committee	10	98%
Human resources and compensation committee	6	90%
Corporate governance and nominating committee	5	92%
Finance committee	2	92%
Community affairs committee	2	79%
Scientific advisory committee	2	88%

Employees

As of December 31, 2010, we employed 39,660 full-time-equivalent employees. We consider our labor relations with our employees around the world to be good.

	December 31,
Geographic Area	2010	2009	2008
Europe (West & East)	17,098	13,659	16,007
North America	8,393	7,715	8,807
Israel	6,774	6,301	6,161
Latin America	5,536	5,754	5,716
Asia	1,849	1,649	1,555
Other countries	10	11	61

Total	39,660	35,089	38,307

Share Ownership

As of December 31, 2010, the directors and executive officers as a group beneficially held 25,935,892 ordinary shares (representing approximately 2.8% of the outstanding shares as of such date). This figure includes 13,983,304 shares beneficially owned by Dr. Phillip Frost, representing approximately 1.5% of the outstanding shares. Dr. Frost is the only director or officer who held 1% or more of our outstanding shares as of December 31, 2010.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To the best knowledge of Teva, as of December 31, 2010, no shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

As of December 31, 2010, there were approximately 3,357 record holders of ADSs, whose holdings represented approximately 75% of the total outstanding ordinary shares. Substantially all of the record holders are residents of or domiciled in the U.S.

In December 2006, Teva and Jexys Medical Research Services & Development Co. Ltd. entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva has invested in Jexys while maintaining its option for exclusive license. Arik Yaari, Teva’s Group Vice President—Teva Generics System, is a director and shareholder of Jexys.

In October 2008, a subsidiary of Teva entered into a two-year lease for 9,950 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost at an annual rent of approximately $305,000 (including operational and service costs). Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space. In September 2010, the lease was extended for eighteen months, with no change in the annual rent.

In August 2010, Teva made a contribution of $1 million to the Jerusalem College of Engineering (JCE), an Israel-based non-profit organization, in connection with a collaboration designed to support the training of engineers specifically for the pharmaceutical industry. The contribution is to establish a laboratory specifically designed for this training program. Amir Elstein, a director of Teva, is Chairman of the Board of Governors of JCE.

All of the related party transactions described above were reviewed and approved by Teva’s audit committee and board of directors.

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

ADSs

Teva’s ADSs, which have been traded in the U.S. since 1982, were admitted to trading on the Nasdaq National Market in October 1987 and now trade on the Nasdaq Global Select Market. The ADSs are quoted under the symbol “TEVA.” The Bank of New York Mellon serves as depositary for the shares. In November 2002, Teva was added to the NASDAQ 100 Index. As of December 31, 2010, Teva had 703,806,530 ADSs outstanding. Each ADS represents one ordinary share; accordingly, the number of the outstanding ADSs is included in the number of outstanding ordinary shares.

The following table sets forth information regarding the high and low prices of an ADS on Nasdaq for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
February 2011 (until February 8)	56.34	51.18
January 2011	57.08	52.00
December 2010	53.88	48.28
November 2010	52.55	49.51
October 2010	54.70	51.80
September 2010	55.74	50.90
August 2010	51.00	49.25

Last eight quarters:
Q4 2010	54.70	48.28
Q3 2010	56.37	46.99
Q2 2010	64.36	50.63
Q1 2010	64.95	55.88
Q4 2009	56.88	48.95
Q3 2009	54.95	48.10
Q2 2009	49.63	42.77
Q1 2009	46.75	41.05

Period	High	Low
Last five years:
2010	64.95	46.99
2009	56.88	41.05
2008	50.00	35.89
2007	47.14	30.81
2006	44.71	29.22

On February 8, 2011, the last reported sale price for the ADSs on Nasdaq was $52.02. The Chicago Board Options Exchange, Chicago Board Options Exchange C2, International Securities Exchange, Nasdaq, Nasdaq OMX Boston, NASDAQ OMX Philadelphia, BATS, NYSE Amex and NYSE Arca quote options on Teva’s ADSs under the symbol “TEVA”.

Teva’s ADSs are also traded on the exchanges in Frankfurt and Berlin.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange (TASE) since 1951. As of December 31, 2010, Teva had 937,499,245 ordinary shares outstanding, including ordinary shares underlying outstanding ADSs.

The table below sets forth in NIS the high and low intraday sale prices of the ordinary shares on the TASE during the periods indicated, as reported by the TASE.

Period	High	Low
Last six months:
February 2011 (until February 8)	205.90	191.00
January 2011	204.90	184.40
December 2010	194.30	176.90
November 2010	192.00	182.00
October 2010	197.20	188.80
September 2010	207.00	192.90
August 2010	192.80	185.70

Last eight quarters:
Q4 2010	197.20	176.90
Q3 2010	213.50	183.60
Q2 2010	240.60	195.60
Q1 2010	242.70	208.50
Q4 2009	215.20	185.20
Q3 2009	212.00	189.10
Q2 2009	194.30	179.40
Q1 2009	191.00	160.30

Last five years:
2010	242.70	176.90
2009	215.20	160.30
2008	188.80	136.00
2007	188.90	130.00
2006	205.00	129.20

On February 8, 2011, the last reported sale price of the ordinary shares on the TASE was NIS 192.10. The TASE also quotes options on the ordinary shares.

ITEM 10:	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Register

Teva’s registration number at the Israeli registrar of companies is 52-001395-4.

Directors’ Powers

The Israeli Companies Law, 5759-1999 (the “Companies Law”) requires approval by both the audit committee and the board of directors of, among other things, the following “actions” or “transactions” (as such terms are defined in the Companies Law), all subject to the requirement that such transactions are not adverse to the interests of the company:

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

•

“material actions” (as such term is defined in the Companies Law) that may otherwise be deemed to constitute a breach of fiduciary duty of any office holder of the company, provided that such office holder (a) acted in good faith, and (b) disclosed the essence of his personal interest in the action, including any substantial fact or document, a reasonable time before the date for discussion of the approval; and

•	the grant of indemnification under a permit to indemnify, insurance and exemptions to office holders who are not directors, or the undertaking to indemnify an office holder who is not a director.

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

A director with a personal interest in any of the above transactions may not be present and may not vote at the board of directors and audit committee meetings at which such transaction is approved (except under certain circumstances detailed in Section 278(b) of the Companies Law). In cases in which the approval of the audit committee is required, the audit committee may only approve such transactions if two statutory independent directors are members of the audit committee and at least one of them is present at the meeting at which the transaction is approved.

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

The agenda at a general meeting is determined by the board of directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold no less than 1% of the voting rights, as long as the proposal is one suitable for discussion at a general meeting.

A notice of a general meeting must be made public and delivered to every shareholder registered in the shareholders’ register at least 30 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than 28 days, before the date of the meeting, and further provided that notice of the general meeting was published prior to the record date. Israeli regulations further require public companies to send voting cards, proxy notes and position papers to their shareholders if certain issues, as provided by the Companies Law, are included in the agenda of such meeting.

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

Under the Companies Law, an acquisition of shares in a public company must be made by means of a purchase offer to all shareholders if, as a result of the acquisition, the purchaser would become a 25% or more shareholder of the company and no other person holds over 25% of the company’s shares, or if following the acquisition, the purchaser would hold over 45% of the company’s shares and no other person holds over 45% of the company’s shares. This rule does not apply to a purchase of shares by way of a “private offering” in certain circumstances provided under the Companies Law. The board of directors must provide the shareholders with its opinion as to the advisability of the purchase offer, or if it is unable to do so, may refrain from providing such opinion, provided that it reports the reasons for not so doing. The board must also disclose any personal interest of any of its members in the proposed acquisition.

Foreign Exchange Regulations

Nonresidents of Israel who purchase ADSs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, in U.S. dollars at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding. See “Israeli Taxation–Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below.

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service, and the treaty between the U.S. and Israel relating to income taxes, all as of the date of this annual report and all of which are subject to change (including changes in interpretation), possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Distributions

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income from sources outside the U.S. to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders with respect to taxable years beginning on or before December 31, 2012 are generally subject to tax at a maximum rate of 15%. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as a capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid in NIS will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss, which will be treated as income from sources within the U.S., if he or she does not convert the amount of such dividend into U.S. dollars on the date of receipt. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution.

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

Taxation of the Disposition of ADSs

Upon the sale or exchange of ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis determined in U.S. dollars in the ADSs. The gain or loss will generally be gain or loss from sources within the U.S. for foreign tax credit limitation purposes. In general, the capital gain of a non-corporate U.S. Holder is subject to tax at ordinary rates for ADSs held for one year or less and at the long-term capital gains rate (currently 15%) for ADSs held for more than one year. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The surrender of ADSs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

Medicare Tax

In addition to the taxes on dividends and dispositions of ADSs described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on dividends and capital gains for taxable years beginning after December 31, 2012.

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

Israeli Taxation

Corporate Tax Rate

The regular corporate tax rate in Israel was 25% in 2010 compared to 26% in 2009 and 27% in 2008. This rate is currently scheduled to decrease as follows: to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onward. However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2010, 2009 and 2008 were 8%, 8% and 23%, respectively, since a major portion of Teva’s income is derived from Approved Enterprises (as discussed below), the applicable tax rates for which have been lower than the statutory rate, and from operations outside of Israel, where Teva has enjoyed lower tax rates.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of NIS against the U.S. dollar) on the Company’s Israeli taxable income.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at a rate of 12.5% per annum and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as Industrial Companies can claim special rates of depreciation of up to 40% on a straight line basis for industrial equipment. Temporary regulations allowed the depreciation of industrial equipment purchased from June 1, 2008, until May 31, 2009 over a period of two tax years.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. There can be no assurance that Teva or any of its Israeli subsidiaries that presently qualify as Industrial Companies will continue to qualify as such in the future, or that the benefits will be granted in the future.

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

Most of Teva’s projects in Israel have been granted Approved Enterprise status. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the regular corporate tax rate which is 25% in 2010 and gradually scheduled to be reduced to 18% in 2016).

Teva is a foreign investors company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises, depending on the level of foreign ownership. When foreign ownership exceeds 90%, the Approved Enterprise income is taxable at a tax rate not exceeding 10% for a 10 year period. There can be no assurance that Teva will continue to qualify as an FIC in the future or that the benefits described herein will be granted in the future.

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

The Strategic Investment Track applies to companies that have an Approved Enterprise in a certain location in the country, which enterprise has (i) investments of at least NIS 600 million or NIS 900 million

(approximately $160 or $240 million) depending on the location in the country; and (ii) annual revenues (measured for the company’s consolidated group) for the tax year prior to the year the new investment begins (or the annual average for the three years prior to the year of investment) of at least NIS 13 billion or NIS 20 billion (approximately $3.5 billion or $5.4 billion). Income accrued under this track during the benefits period will be exempt from a corporate tax liability. In addition, dividends distributed from such income will also be exempt from Israeli tax. The Israeli government, in certain cases, may reduce these minimum requirements if it determines that the investments will result in material contributions to the Israeli economy. Teva has one approved program under this track.

Benefits under the Investment Law are granted with respect to qualified investments made in the period until December 31, 2012. However, as previously mentioned, eligibility for benefits under the Investment Law with respect to Approved Enterprises and expansions of Approved Enterprises from 2004 and onwards, is not subject to receipt of prior approval from any governmental authority. There can be no assurance that Teva or any of its subsidiaries will continue to qualify for Approved Enterprise taxation benefits or that the benefits described above will continue to be granted in the future.

Recently, new legislation amending to the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. Certain “Special Industrial Companies” that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track noted above) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, Teva may decide to irrevocably implement the new law in each of its Israeli companies while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. Teva does not expect the new law to have a material effect on the tax payable on its Israeli operations.

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

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are generally subject to a 20% tax to be withheld at the source (generally 15% in the case of dividends distributed from taxable income attributable to an Approved Enterprise or 0% when the dividend is distributed from income attributed to the Strategic Investment Track), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the U.S. is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax to be withheld on Teva’s dividends for the fourth quarter of 2010 is 0%, because the profits distributed originated from Teva’s Strategic Investment Track Approved Enterprises.

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

Teva also files annual and special reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

Teva’s ADSs are quoted on the Nasdaq Global Select Market. Information about Teva is also available on its website at http://www.tevapharm.com. Such information on its website is not part of this annual report.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Teva takes various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions as well as transactions intended to maintain a balance between monetary assets and liabilities in each of Teva’s principal operating currencies, mainly the U.S. dollar (where the U.S. dollar is not the functional currency), the new Israeli shekel (NIS), the euro, the Canadian dollar (CAD), the British pound (GBP), the Hungarian forint (HUF), the Russian ruble (RUB), the Croatian kuna (HRK), the Czech koruna (CZK), other European currencies and Latin American currencies such as the Brazilian real (BRL) and the Mexican peso (MXN). The costs and gains resulting from such instruments are not allocated to specific income statement line items, but are concentrated to a large extent under the caption “financial expenses—net.”

Teva is typically able to borrow funds in NIS, U.S. dollars or any other major currency. Generally, Teva prefers to borrow in U.S. dollars; however, the loan is subject to the functional currency of Teva’s borrowing subsidiary in order to reduce the volatility of the financial expenses. Teva uses financial instruments and derivatives in order to limit its exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose Teva to additional exchange rate or interest rate risks because the derivatives are covered in the corresponding underlying asset or liability of Teva. No derivative instruments are entered into for trading purposes.

Teva’s derivative transactions during 2010 were executed through international as well as Israeli and Hungarian banks. In the opinion of Teva’s management, in light of Teva’s diversified derivative transaction portfolio, any credit risk associated with any of these banks is de minimis.

Exchange Rate Risk Management

Teva hedges against exposure deriving from the gap between current assets and current liabilities in each currency other than the U.S. dollar (“balance sheet exposure”) in the subsidiaries in which the functional currency is the U.S. dollar. The majority of the balance sheet exposure in such subsidiaries is in European currencies, Canadian dollars and NIS. In Teva’s European and Latin America subsidiaries, Teva protects against the gap between current assets and current liabilities in currencies other than the local functional currency (generally against the U.S. dollar and other European currencies). Teva strives to limit its exposure through “natural” hedging, i.e., attempting to have matching levels of assets and liabilities in any given currency. The rest of the exposure, which is not set off naturally, is substantially covered by the use of derivative instruments. To the extent possible or desirable, this is done on a consolidated basis.

In certain cases, Teva protects itself against exposure from a specific transaction—for example, the acquisition of a company or a large purchase of assets—which is done in a currency other than the functional currency, to a large extent. In 2010 Teva hedged its acquisition of ratiopharm as Teva’s commitment was denominated in euros. In addition to forwards, Teva uses the “cylinder strategy” (purchasing calls/puts on the U.S. dollar, usually together with writing put/call options on the U.S. dollar at a lower exchange rate). In order to reduce costs Teva also uses “knock-in” strategies together with writing put options. Teva usually limits the hedging transactions to three-month terms.

Teva has generally elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under applicable accounting standards, in light of the negligible effect that implementing such a method would have on Teva’s results. Consequently, exchange rate fluctuations impact each line item separately, including sales, cost-of-goods, SG&A and R&D. The results of transactions to hedge exposure relating to the relevant balance sheet items are recorded under the financial expenses line item along with the effect of currencies on such balance sheet items.

Teva assesses whether it is necessary to hedge its income statement and cash flows on a regular basis. Generally, since Teva’s revenues and expenses have comprised a range of U.S. and non-U.S. currencies, resulting in an insignificant impact on Teva’s operating profit, Teva has considered it unnecessary to hedge its income statement and cash flow. As a result of the ratiopharm acquisition, which increased Teva’s exposure to the Euro, Teva will reassess the need to hedge its income statement and cash flows.

The table below details the balance sheet exposure (i.e., the gap between current assets and current liabilities in a given currency), by currency and geography, as of December 31, 2010 (at fair value). All data in the table have been converted into U.S. dollar equivalents.

In U.S. dollars in millions:

	U.S. Dollar	Euro	British Pound	Swiss Frank	Polish Zloty	Hungarian Forint
Israel		264	2
European Union	532		(22)			1
Canada	125
Hungary	424	(111)	15	(1)	3
England	4	(32)
Russia	(159)	(9)
Czech Republic	183	53			3
Croatia	(15)	29
Switzerland		21	19
Mexico	(28)	(2)
Peru	5
Chile	2	(1)
Brazil	(10)
Argentina	(1)
Turkey	8
Romania	(1)
Poland	4	7
India	(28)

Total exposure	1,529	529	58	1	6	1

	Canadian Dollar	Russian Ruble	Swedish Krona	Czech Koruna	New Israeli Shekel	Japanese Yen	Total Countries and Currencies
Israel	130				(193)		589
European Union		10	2			1	568
Canada							125
Hungary	(2)					9	565
England							36
Russia							168
Czech Republic		6				4	249
Croatia							44
Switzerland	33		2	1			76
Mexico							30
Peru							5
Chile							3
Brazil							10
Argentina							1
Turkey							8
Romania							1
Poland							11
India							28

Total exposure	165	16	4	1	193	14	2,517

Explanatory notes:

1.	Total exposure is the sum of the absolute value figures.

2.	The amounts in the table reflect the exposure either as an excess of assets/(liabilities) in the respective currencies/geographies in accordance with the relevant functional currencies.

3.	Most of the functional currencies are the local currencies with the exception of Israel, where Teva uses the U.S. dollar as the functional currency.

In U.S. dollars in millions:

Net exposure		Net exposure		Net exposure
EUR/ USD	268	USD/ARS	1	EUR/ SEK	2
GBP/ USD	6	CZK/JPY	4	USD/ HRK	15
USD/ CAD	288	CZK/RUB	6	EUR/ HRK	29
USD/ NIS	193	CHF/SEK	2	USD/ BRL	10
EUR/ GBP	10	CHF/CZK	1	USD/RON	1
USD/ RUB	159	EUR/ HUF	111	USD/ MXN	28
EUR/RUB	19	GBP/ HUF	15	EUR/ MXN	2
USD/ CZK	183	CHF/ HUF	1	USD/ PLN	7
GBP/ CHF	19	PLN/ HUF	3	EUR/ PLN	4
EUR/ CHF	21	CAD/ HUF	2	USD/ TRL	8
EUR/ CZK	53	USD/ INR	28	HUF/ JPY	9
USD/ HUF	424	PLN/CZK	3	EUR/JPY	1
USD/CLP	1.5			USD/PEN	5
EUR/CLP	1

The table below details (in millions) the hedging acquired in derivatives instruments in order to limit the exposure to exchange rate fluctuations. The data are as of December 31, 2010 and are presented in U.S. dollar equivalents:

	Cross Currency	Hedging Value		Fair Value		2010 Weighted Average Cross Currency Prices or Strike Prices
Currency		2010	2009	2010	2009
	(U.S. dollars in millions)
Forward:
Euro	HUF	95.5	7.0	0.5	—	275.37
GBP	HUF	17.0	13.0	—	—	321.18
USD	HUF	404.0	732.0	(3.5)	(5.5)	207.98
JPY	HUF	10.0	6.0	—	—	2.37
CAD	HUF	2.5	—	—	—	201.77
CHF	HUF	1.0	—	—	—	199.61
PLN	HUF	3.0	—	—	—	68.95
GBP	USD	—	8.0	—	—	NA
Euro	USD	124.0	43.0	2.0	—	1.32
Canadian dollar	USD	109.0	15.0	(1.5)	—	1.01
NIS	USD	—	12.0	—	—	NA
Swiss franc	EUR	—	3.0	—	—	NA
Swiss franc	USD	—	22.0	—	—	NA
Swiss franc	GBP	—	1.5	—	—	NA
Euro	GBP	16.0	30.0	—	—	0.85
Russian ruble	USD	—	30.0	—	(0.5)	NA
Croatian kuna	USD	151.0	149.0	2.5	(2.5)	5.61
Croatian kuna	EUR	27.5	40.0	—	(0.5)	7.38
Chilean Peso	EUR	1.5	—	—	—	617
Polish zloty	USD	—	23.0	—	(0.5)	NA

Options:
NIS	USD	—	30.0	—	—	NA
Canadian dollar	USD	171.0	51.5	0.5	0.5	1.01
Euro	USD	145.0	—	2.5	—	1.33
GBP	USD	20.5	16.5	—	0.5	1.54
Euro	GBP	—	116.0	—	0.5	NA
Swiss franc	USD	6.0	24.0	—	—	0.94
Swiss franc	EUR	13.0	8.0	—	—	1.25
Swiss franc	GBP	15.5	7.0	—	—	1.46
Czech koruna	USD	152.0	105.0	3.0	1.0	19
Czech koruna	EUR	25.5	20.0	—	—	25
Mexican peso	USD	24.5	10.5	—	—	12.8
Mexican peso	EUR	—	7.0	—	—	NA
Brazilian real	USD	6.5	8.5	—	—	1.73
Chilean Peso	USD	7.0	—	—	—	460
Peruvian nuevo sol	USD	2.0	—	—	—	2.8
Russian ruble	USD	167.5	153.0	1.0	1.5	30.98
Russian ruble	EUR	10.0	—	—	—	40.5
Indian rupee	USD	27.0	31.0	—	—	45.7
Swedish koruna	EUR	—	15.0	—	—	NA
Polish zloty	USD	1.5	—	—	—	2.99
Polish zloty	EUR	3.5	—	—	—	3.97
USD	HUF	6.0	59.0	—	1.5	208.5

Total		1,766.0	1,796.5	7.0	(4.0)

Interest Rate Risk Management

Teva raises funds through the use of various debt financial instruments, including convertible debentures that bear a fixed interest rate, straight notes that bear a fixed or variable interest rate, and syndicated bank loans bearing floating interest rates. In some cases, as described below, Teva has swapped from a fixed interest rate to a floating interest rate, and vice versa, thereby enabling Teva to reduce overall interest expenses or to hedge risks associated with interest rate fluctuations.

In January 2011, Teva entered into a new three-year $1.5 billion unsecured syndicated credit facility, which replaced the separate bilateral revolving credit agreements for an aggregate of $1.1 billion that Teva had entered into in 2009 and early 2010.

In September 2010, Teva fully repaid a $348 million syndicated multicurrency term loan facility that had been established in September 2005.

In June and August 2010, Teva fully prepaid the remaining balance of $1.48 billion in debt assumed in connection with the Barr acquisition.

In June 2010, in connection with the ratiopharm acquisition, Teva finance subsidiaries issued notes in an aggregate principal amount of $2.5 billion guaranteed by Teva, including: $1 billion of 3.0% fixed rate senior notes maturing in June 2015, $1 billion of 1.5% fixed rate senior notes maturing in June 2012 and $0.5 billion of LIBOR+0.40% floating rate senior notes maturing in December 2011. Teva concurrently entered into an interest rate and cross-currency swap agreement with respect to the senior notes due 2015, converting the notes’ denomination from dollars to euros, resulting in an effective interest rate of 2.356% on the euro principal balance. Teva also entered into interest rate swap agreements with respect to the senior notes due 2012, changing the interest rate from a fixed rate of 1.5% to a floating rate of LIBOR plus a spread of 0.41%. The latter swap agreements were terminated in November 2010. In addition, Teva borrowed an aggregate of $1.5 billion for the ratiopharm acquisition under three separate bilateral loan agreements, $830 million of which was repaid in 2010.

In connection with the Ivax acquisition in January 2006, Teva finance subsidiaries issued an aggregate of $817.5 million of 1.75% convertible senior debentures due 2026 and $575 million of 0.25% convertible senior debentures due 2026. The holders of the 0.25% debentures have the right to cause Teva to redeem the notes in February 2016. In addition, such holders currently have the right to convert their debentures into shares at a rate of $46.04 per share. In February 2011, Teva elected to exercise its right to redeem the 1.75% debentures, which resulted in substantially all of the holders tendering their debentures for conversion. As a result, Teva paid an aggregate of $814 million in cash and issued approximately 1.2 million shares upon conversion and/or redemption of such debentures.

In addition to the above convertible senior debentures, in January 2006, a Teva finance subsidiary issued an aggregate of $1 billion of 6.15% senior notes due 2036 and $500 million of 5.55% senior notes due 2016. During 2008, Teva repurchased $13 million and $7 million of those notes, respectively. In July 2009, Teva entered into three interest rate swap agreements with respect to the 2016 notes. As a result of this transaction, Teva paid an effective interest rate of six month LIBOR plus a spread of 1.98% on $493 million of these notes. The agreements were terminated in October and November 2010, resulting in a profit of $49 million.

In December 2008 and September 2009, a Teva subsidiary signed two credit agreements with the European Investment Bank (EIB), pursuant to which it borrowed approximately $450 million from the EIB for a six year term, of which €200 million bear interest at a rate of Euribor plus a spread and another $147 million bear interest at a rate of LIBOR plus a spread.

The remaining debt consists of floating-rate bank loans. These borrowings, which are in currencies other than NIS, are usually linked to the relevant LIBOR plus a spread of 0.2% – 1.5%.

Teva’s cash is invested in bank deposits, money market funds and short term investments. The short term investments include mainly U.S. government and agency bonds, other sovereign debt, as well as highly rated corporate bonds. The bank deposits are spread among several banks, primarily international, U.S. and European banks. Teva also holds long term investments in the amount of $74 million.

At December 31, 2010, $77 million of the marketable securities were auction rate securities, with a face value of $342 million, compared to a total holding of auction rate securities with a face value of $370 million as of December 31, 2009. During 2010, Teva disposed and sold auction rate securities with a face value of $28 million.

Teva’s liabilities, the interest rate range they bear and their repayment schedule by currencies as at December 31, 2010 are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total Amount	Interest Rate	2011	2012	2013	2014	2015	2016 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
U.S. dollar	53	1.50%-5.55%**	15	11	9	9	9	*
Convertible debentures	1,352	0.25%-1.75%	1,339					13
Straight bonds	3,494	0.70%-7.20%	*	999			999	1,496

Floating Rate:
U.S. dollar	1,337	0.25%-1.30%	1,191	*	*		146
Euro	383	1.7%-2.00%	48	*	*	*	335	*
British pound	3	6.00%	1	*	*	*	*	2
Canadian dollar	169	1.80%	168					1
Others	90	2.50%	26	22	18	8	3	13

Total:	6,881		2,788	1,032	27	17	1,492	1,525

*	Represents an amount of less of $0.5 million.
**	Due to the termination of the Interest Rate Swap transactions, the interest rate is effectively 1%-3.8%

ITEM 12D:	DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

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

Dividends, Other Distributions and Rights

The depositary shall, as promptly as practicable, convert or cause to be converted into U.S. dollars, to the extent that in its judgment it can reasonably do so and transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars that it or the custodian receives in respect of the deposited ordinary shares, and to distribute the amount received, net of any fees of the depositary and expenses incurred by the depositary in connection with conversion, to the holders of ADSs. The amount distributed will be reduced by any amounts to be withheld by Teva or the depositary for applicable taxes, net of expenses of conversion into U.S. dollars. For a more detailed discussion regarding tax considerations, you should carefully review the section above entitled “U.S. Federal Income Tax Considerations.” If the depositary determines that any foreign currency received by it or the custodian cannot be so converted on a reasonable basis and transferred, or if any required approval or license of any government or agency is denied or not obtained within a reasonable period of time, the depositary may distribute such foreign currency received by it or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of the ADS holders. If any conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the holders of ADSs entitled thereto, the depositary may make such conversion and distribution in U.S. dollars to the extent permissible to such holders of ADSs and may distribute the balance of the currency received by the depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of such holders of ADSs.

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

Record Dates

Whenever any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made or rights shall be issued with respect to the ordinary shares, or whenever for any reason the depositary causes a change in the number of ordinary shares that are represented by each ADS, or whenever the depositary shall receive notice of any meeting of holders of ordinary shares, the depositary shall fix a record date which shall be as close as practicable to the record date applicable to the ordinary shares, provided that the record date established by Teva or the depositary shall not occur on a day on which the shares or ADSs are not traded in Israel or the U.S.:

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

Transfer of American Depositary Shares

The ADSs are transferable on the books of the depositary, except during any period when the transfer books of the depositary are closed, or if any such action is deemed necessary or advisable by the depositary or Teva at any time or from time to time because of any requirement of law or of any government or governmental body or commission or under any provision of the deposit agreement. The surrender of outstanding ADSs and withdrawal of deposited ordinary shares may not be suspended subject only to:

•	temporary delays caused by closing the transfer books of the depositary or Teva, the deposit of ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with the U.S. or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of the deposited ordinary shares.

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

General

Neither the depositary nor Teva nor any of their directors, employees, agents or affiliates will be liable to the holders of ADSs if by reason of any present or future law or regulation of the U.S. or any other country or of any government or regulatory authority or any stock exchange, any provision, present or future, of Teva’s memorandum and articles of association, as amended, or any circumstance beyond its control, the depositary or Teva or any of their respective directors, employees, agents or affiliates is prevented or delayed in performing its obligations or exercising its discretion under the deposit agreement or is subject to any civil or criminal penalty on account of performing its obligations. The obligations of Teva and the depositary under the deposit agreement are expressly limited to performing their obligations specifically set forth in the deposit agreement without negligence or bad faith.

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

Management has excluded ratiopharm from its assessment of internal control over financial reporting as of December 31, 2010 because ownership was acquired by Teva during 2010. Ratiopharm represented approximately 16% of Teva’s consolidated total assets and approximately 5% of Teva’s consolidated net sales as of, and for the year ended, December 31, 2010.

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2010, Teva’s internal control over financial reporting is effective based on those criteria.

Teva’s internal control over financial reporting as of December 31, 2010 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under Item 18 on page F-2.

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

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. As referred to above, the board of directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its board of directors. The Company has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2010 and 2009 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2010	2009
	(U.S. $ in thousands)
Audit Fees	$10,653	$9,419
Audit-Related Fees	1,981	1,018
Tax Fees	7,851	7,125
All Other Fees	700	533

Total	$21,185	$18,095

The audit fees for the years ended December 31, 2010 and 2009 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2010 and 2009, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2010 and 2009 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2010 and 2009 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2010 and 2009 were for general guidance related to accounting issues, the purchase of accounting software and human resources benchmarking software and providing assistance in respect of a risk management program relating to one of the Company’s products.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As further described below, in the fourth quarter of 2010, Teva spent $99 million to repurchase an aggregate of 1.9 million of its shares. These repurchases had an inconsequential effect on the total fully diluted shares, on a weighted average basis.

Set forth below is a summary of the shares repurchased by Teva during 2010 and the approximate dollar value of securities that may yet be purchased under its repurchase plan:

	Total number of shares purchased(1)	Average price paid per share (U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate U.S. dollar value of securities that may yet be purchased under the plans or programs(2) (in millions)
December 2010	1,948,830	$51.05	1,948,830	$901

Total	1,948,830	$51.05	1,948,830	$901

(1)	No securities were repurchased by Teva in 2010 except in the month listed.
(2)	Amount remaining available for repurchase under Teva’s repurchase plan pursuant to authorization by Teva’s board of directors in December 2010 to repurchase Teva shares / ADSs and convertible debentures of its finance subsidiaries in an aggregate amount of up to $1 billion.

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G:	CORPORATE GOVERNANCE

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

PART III

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Restated Articles of Association (1)(3)

1.3	Amended Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated January 11, 2008, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of shares (5)

2.2	Form of American Depositary Receipt (5)

2.3	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.4	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.5	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.6	Form of Global Debentures (included in Exhibits 2.4 and 2.5)

2.7	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.8	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.9	Form of Global Debentures (included in Exhibit 2.8)

2.10	Sale and purchase agreement relating to the Merckle/Ratiopharm Group, dated March 18, 2010, by and among Teva Pharmaceutical Industries Limited and the other parties thereto (unofficial English translation)(7)

2.11	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance III, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (7)

2.12	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance III, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (8)

2.13	Form of Global Notes (included in Exhibit 2.11)

2.14	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (8)

2.15	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (8)

2.16	Form of Global Notes (included in Exhibit 2.14)

2.17	3-Year Senior Unsecured Revolving Credit Agreement dated as of January 20, 2011 among Teva Pharmaceutical Industries Limited, as Borrower and Guarantor, and certain of its subsidiaries, as Borrowers, Citibank, N.A., as Administrative Agent, HSBC Bank PLC, as Documentation Agent, and the Lenders party thereto

2.18	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following financial information from Teva Pharmaceutical Industries Limited’s Annual Report on Form 20-F for the year ended December 31, 2010 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008; (ii) Consolidated Balance Sheets at December 31, 2010 and 2009; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

1.	English translation or summary from Hebrew original, which is the official version.
2.	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3.	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
4.	Incorporated by reference to Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).
5.	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-116672).
6.	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
7.	Incorporated by reference to Teva’s Form 6-K filed on June 15, 2010.
8.	Incorporated by reference to Teva’s Form 6-K filed on June 18, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: February 15, 2011

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed integrated audits of Teva Pharmaceutical Industries Limited’s (the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2010 and 2009, and the results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

As described in the Report of Teva Management on Internal Control Over Financial Reporting appearing under item 15, management has excluded Merckle ratiopharm Group (“ratiopharm”) from its assessment of internal control over financial reporting as of December 31, 2010 because it was acquired by the Company in a business combination consummated during 2010. We have also excluded ratiopharm from our audit of internal control over financial reporting. Ratiopharm is a wholly owned subsidiary of Teva, whose total assets and net sales represent approximately 16% and 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

Tel-Aviv, Israel February 15, 2011	Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Year ended December 31,
	2010	2009	2008
Net sales	$16,121	$13,899	$11,085
Cost of sales	7,056	6,532	5,117

Gross profit	9,065	7,367	5,968
Research and development expenses—net	933	802	786
Selling and marketing expenses	2,968	2,676	1,842
General and administrative expenses	865	823	669
Legal settlements, acquisition, restructuring and other expenses and impairment	410	638	124
Purchase of research and development in process	18	23	1,402

Operating income	3,871	2,405	1,145
Financial expenses—net	225	202	345

Income before income taxes	3,646	2,203	800
Provision for income taxes	283	166	184

	3,363	2,037	616
Share in losses of associated companies—net	24	33	1

Net income	3,339	2,004	615
Net income attributable to non-controlling interests	8	4	6

Net income attributable to Teva	$3,331	$2,000	$609

Earnings per share attributable to Teva:
Basic	$3.72	$2.29	$0.78

Diluted	$3.67	$2.23	$0.75

Weighted average number of shares (in millions):
Basic	896	872	780

Diluted	921	896	820

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$1,248	$1,995
Short-term investments	36	253
Accounts receivable	5,476	5,019
Inventories	3,866	3,332
Deferred taxes and other current assets	1,416	1,442

Total current assets	12,042	12,041
Long-term investments and receivables	632	534
Deferred taxes, deferred charges and other assets	138	142
Property, plant and equipment, net	4,357	3,766
Identifiable intangible assets, net	5,751	4,053
Goodwill	15,232	12,674

Total assets	$38,152	$33,210

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$1,432	$659
Convertible senior debentures—short term	1,339	642
Sales reserves and allowances	3,403	2,942
Accounts payable and accruals	2,525	2,349
Other current liabilities	995	910

Total current liabilities	9,694	7,502
Long-term liabilities:
Deferred income taxes	1,348	1,241
Other taxes and long term payables	777	727
Employee related obligations	221	170
Senior notes and loans	4,097	3,494
Convertible senior debentures—long term	13	817

Total long term liabilities	6,456	6,449

Commitments and contingencies, see note 12
Total liabilities	16,150	13,951

Equity:
Teva shareholders’ equity:
Ordinary shares as of December 31, 2010 and December 31, 2009: authorized 2,500 million shares and 1,500 million shares, respectively; issued 937 million shares and 923 million shares, respectively	49	49
Additional paid-in capital	13,246	12,880
Retained earnings	9,325	6,662
Accumulated other comprehensive income	350	555
Treasury shares as of December 31, 2010 and December 31, 2009—40 million ordinary shares and 38 million ordinary shares, respectively	(1,023)	(924)

	21,947	19,222

Non-controlling interests	55	37

Total equity	22,002	19,259

Total liabilities and equity	$38,152	$33,210

/S/ P. FROST	/S/ S. YANAI
P. Frost	S. Yanai
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Teva shareholders’ equity
	Ordinary shares
	Number of shares (in millions)	Stated value	Additional paid-in capital	Retained earnings	Accumu- lated other compre- hensive income	Treasury shares	Total Teva’s share- holders’ equity	Non controlling interests	Total equity
		(U.S. dollars in millions)
Balance at January 1, 2008	808	$46	$8,429	$4,970	$1,365	$(982)	$13,828	$36	$13,864

Changes during 2008:
Comprehensive income (loss):
Net income				609			609	6	615
Currency translation adjustment					(1,011)		(1,011)		(1,011)
Reclassification adjustment on available-for-sale securities					369		369		369
Unrealized loss from available-for-sale securities, net					(319)		(319)		(319)
Other					(14)		(14)		(14)

Total comprehensive loss							(366)	6	(360)

Issuance of shares and stock options on acquisition of Barr	69	2	2,926				2,928		2,928
Exercise of options and RSUs by employees	9	*	192				192		192
Stock-based compensation expense			63				63		63
Dividends				(388)			(388)		(388)
Acquisition of non-controlling interests								18	18
Conversion of convertible senior debentures	2	*	31				31		31
Treasury shares						58	58		58
Other	1	*	32				32		32

Balance at December 31, 2008	889	48	11,673	5,191	390	(924)	16,378	60	16,438

Changes during 2009:
Comprehensive income (loss):
Net income				2,000			2,000	4	2,004
Currency translation adjustment					122		122	(1)	121
Unrealized gain from available-for-sale securities, net					30		30		30
Other					13		13		13

Total comprehensive income							2,165	3	2,168

Conversion of convertible senior debentures	27	1	964				965		965
Exercise of options and RSUs by employees	7	*	169				169		169
Stock-based compensation expense			54				54		54
Dividends				(529)			(529)		(529)
Sales of subsidiary shares in non-controlling interests								(26)	(26)
Other	*	*	20				20		20

Balance at December 31, 2009	923	49	12,880	6,662	555	(924)	19,222	37	19,259

Changes during 2010:
Comprehensive income (loss):
Net income				3,331			3,331	8	3,339
Currency translation adjustment					(145)		(145)	*	(145)
Unrealized gain from available-for-sale securities, net					37		37		37
Unrealized loss from hedge accounting					(70)		(70)		(70)
Other					(27)		(27)		(27)

Total comprehensive income							3,126	8	3,134

Exercise of options and RSUs by employees	7	*	180				180		180
Conversion of convertible senior debentures	3	*	92				92		92
Stock-based compensation expense			80				80		80
Dividends				(668)			(668)	(5)	(673)
Acquisition of non-controlling interests								15	15
Treasury shares						(99)	(99)		(99)
Other	4	*	14				14		14

Balance at December 31, 2010	937	$49	$13,246	$9,325	$350	$(1,023)	$21,947	$55	$22,002

*	Represents an amount of less than 0.5 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in millions)

	Year ended December 31,
	2010	2009	2008
Operating activities:
Net income	$3,339	$2,004	$615
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	977	908	490
Decrease (increase) in working capital items	(253)	445	76
Deferred income taxes—net and uncertain tax positions	(199)	(140)	25
Impairment of assets	124	110	107
Stock-based compensation	80	54	63
Purchase of research and development in process	18	23	1,402
Financial asset write off	—	—	369
Other items not involving flow funds—net	50	(31)	84

Net cash provided by operating activities	4,136	3,373	3,231

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(4,951)	—	(4,749)
Purchase of property, plant and equipment	(710)	(719)	(681)
Proceeds from sales of investments	613	236	3,381
Purchase of investments and other assets	(436)	(433)	(2,155)
Other items—net	29	—	67

Net cash used in investing activities	(5,455)	(916)	(4,137)

Financing activities:
Proceeds from senior notes, net of issuance costs of $6 million	2,492	—	—
Repayment of long-term loans	(1,972)	(325)	(156)
Short term loans raised in connection with acquisitions of subsidiaries	1,500	—	1,750
Repayment of short term loans in connection with acquisitions of subsidiaries	(830)	(1,750)	—
Dividends paid	(668)	(529)	(387)
Proceeds from exercise of options by employees	180	169	192
Purchase of treasury shares	(99)	—	—
Proceeds from long-term loans	45	445	39
Conversion of convertible debentures	(45)	—	(141)
Net increase (decrease) in other short-term credit	(44)	(252)	30
Purchase of non-controlling interest in connection with the acquisition of Barr	—	(42)	—
Excess tax benefit on options exercised	14	18	33
Other items—net	—	1	(2)

Net cash provided by (used in) financing activities	573	(2,265)	1,358

Translation adjustment on cash and cash equivalents	(1)	(51)	(86)

Net increase (decrease) in cash and cash equivalents	(747)	141	366
Balance of cash and cash equivalents at beginning of year	1,995	1,854	1,488

Balance of cash and cash equivalents at end of year	$1,248	$1,995	$1,854

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW (Continued)

(U.S. dollars in millions)

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2010	2009	2008
Interest paid	$186	$191	$154

Income taxes paid (received), net	$354	$(16)	$160

Net change in working capital items:

	Year ended December 31,
	2010	2009	2008
Increase in accounts receivable	$(362)	$(318)	$(695)
Increase in sales reserves and allowances	369	168	854
Decrease (increase) in other current assets	51	137	(80)
Decrease (increase) in inventories	(16)	163	(548)
Increase (decrease) in accounts payable and accruals and other current liabilities	(295)	295	545

	$(253)	$445	$76

As disclosed in note 2a, on December 23, 2008, the Company completed the acquisition of Barr Pharmaceuticals, Inc. for a total consideration of $7.5 billion. An aggregate amount of $2.9 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

As disclosed in note 11, in 2010, 2009 and 2008, $136 million, $965 million and $89 million, respectively, principal amount of convertible senior debentures were converted into approximately 3 million, 27 million and 2 million Teva shares, respectively, of which the 2 million shares in 2008 were treasury shares.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Company”), headquartered in Israel, together with its subsidiaries and associated companies (“Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of pharmaceuticals. The majority of the Group’s sales are in North America and Europe. The Group’s main manufacturing facilities are located in Israel, Hungary, United States, Germany, Canada, Ireland, the United Kingdom, the Czech Republic, Croatia and Poland.

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Functional currency

A major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of the remaining subsidiaries and associated companies in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year. Differences resulting from translation are presented in equity, under accumulated other comprehensive income.

The financial statements of subsidiaries in a highly inflationary economy are remeasured as if the functional currency were the U.S. dollar, our reporting currency. A highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to sales reserves and allowances, uncertain tax positions, intangible assets, purchase price allocation on acquisitions, contingencies and valuation of goodwill.

Subsequent events

The Company has evaluated subsequent events up to the filing date of these financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority- owned subsidiaries and Variable Interest Entities (“VIEs”) for which the Company is considered a primary beneficiary. Primary beneficiary is defined as when the Company has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or receive benefits from the VIE.

Significant intercompany transactions and balances are eliminated in consolidation; significant profits from intercompany sales, not yet realized outside the Group, are also eliminated; non-controlling interests are included in equity.

c.	Investee companies:

Investments in entities in which the company has a significant influence are accounted for using the equity method and included within “long-term investments and receivables”. Under the equity method, the Company generally recognizes its proportionate share of income or loss of the entity. Other non-marketable equity investments are carried at cost. The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

d.	Cash and cash equivalents:

All highly liquid investments, which include short-term bank deposits and money market instruments, that are not restricted as to withdrawal or use, and short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

e.	Inventories:

Inventories are valued at the lower of cost or market. Cost of raw and packaging materials and purchased products is determined mainly on a “moving average” basis. Cost of finished products and products in process is determined as follows: the raw and packaging materials component—mainly on a “moving average” basis; the capitalized production costs component—on an average basis over the production period.

f.	Marketable securities:

Marketable securities consist mainly of money market funds and debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss).

Factors considered in determining whether a loss is temporary include the extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. If an other-than-temporary impairment exists for debt securities, we separate the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

g.	Property, plant and equipment:

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, between 25 to 50 years, mainly 33 years; machinery and equipment, 7-15 years; and other assets, between 5 to 17 years, mainly 9 years.

h.	Goodwill:

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually per reporting unit at the end of each year, or whenever events or circumstances present an indication of impairment.

The goodwill impairment test is applied using a two-step approach. If the reporting unit carrying amount exceeds the fair value, the second step of the goodwill impairment test will be performed to measure the amount of the impairment, if any.

i.	Identifiable intangible assets:

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

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

Indefinite life intangible assets are comprised of trade names and research and development in-process. Indefinite life intangible assets are not amortized but rather are tested for impairment annually at December 31 of each year, or whenever events or circumstances present an indication of impairment.

In connection with business combinations consummated through December 31, 2008, amounts assigned to tangible and intangible assets to be used in particular research and development projects that have not reached technological feasibility and have no alternative future use were charged to “acquisition of research and development in process” at the acquisition date. Commencing January 1, 2009, acquired research and development in-process in a business combination was no longer expensed on acquisition, but instead is capitalized. Upon initial recognition, these assets are treated similarly to indefinite life intangible assets until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are tested for impairment annually at the end of each year, or whenever events or circumstances present an indication of impairment. Upon

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

completion or abandonment of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly.

j.	Contingencies:

The Company and certain of its subsidiaries are involved in various patent, product liability, consumer, commercial, and environmental claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for these type of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable and we record anticipated recoveries under existing insurance contracts when assured of recovery.

k.	Tax contingencies:

The Company records accruals for uncertain tax positions. Those accruals are recorded to the extent that the Company concludes that a tax position is not sustainable under a “more-likely-than-not” standard. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

l.	Impairment in value of long-lived assets:

The Company tests long-lived assets, including definite life intangible assets, for impairment, whenever events or circumstances present an indication of impairment. For indefinite life intangible assets, the impairment test consists of a comparison of the fair value of the intangible assets to their carrying amounts. When required, the Company records charges for impairment of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets (see also notes 6 and 7).

m.	Convertible senior debentures:

The Company separates the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement) so that the interest on the Company’s convertible debt is at a market rate. This accounting treatment results in the bifurcation of the convertible debt security into a debt component (which is recorded at an amount lower than its face) and an equity component (which represents the fair value of the conversion feature). The debt component is accreted over the period until the debt is first due or putable by the holder, with accretion of the resulting discount on the debt recognized as part of interest expense in the consolidated statements of income.

n.	Comprehensive income:

Comprehensive income, net of related taxes where applicable, includes, in addition to net income: (i) currency translation adjustments; (ii) unrealized holding gains and losses on available-for-sale securities; (iii) gains in respect of derivative instruments designated as a cash flow hedge and (iv) additional minimum pension liability.

o.	Treasury shares:

Treasury shares are presented as a reduction of Teva shareholders’ equity and carried at their cost to Teva, under “Treasury shares”.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

p.	Stock-based compensation:

The Company measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires estimates as to the option’s expected life and the price volatility of the underlying stock.

Teva values restricted stock units (“RSUs”) based on the market value of the underlying stock at the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting. Teva recognizes the estimated fair value of option-based awards and RSUs, net of estimated forfeitures, as stock-based compensation costs using the graded vesting attribution method.

q.	Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales, are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonable estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest component of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

r.	Research and development expenses:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the related goods are delivered or the services are performed.

Research and development in-process acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use, is expensed as incurred.

s.	Shipping and handling costs:

Shipping and handling costs, which amounted to $202 million, $158 million and $154 million for the years ended December 31, 2010, 2009 and 2008, respectively, are included in selling and marketing expenses.

t.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 were $243 million, $212 million and $87 million, respectively.

u.	Income taxes:

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment is recognized in the statement of income. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) Amounts of tax-exempt income generated from the Company’s current approved enterprises (see note 14f) as Teva intends to permanently reinvest these and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 15% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

(3) Dividends distributable from the income of foreign subsidiaries in the Group, as the Company does not expect these subsidiaries to regularly distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

v.	Earnings per share:

Basic earnings per share are computed by dividing the net income attributable to Teva by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares and fully vested RSUs) outstanding during the year, net of treasury shares.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

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

w.	Concentration of credit risks:

Most of the Group’s cash, cash equivalents and marketable securities (which amounted to $1.5 billion at December 31, 2010) were deposited with European, U.S. and Israeli banks and financial institutions and were comprised mainly of cash deposits.

The generic industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Although North America constitutes approximately 62% of our consolidated sales and 24% of total trade accounts net of sales reserves and allowances, the exposure of credit risks relating to other trade receivables is limited, due to the relatively large number of Group customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

x.	Derivatives:

Teva carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts and written and purchased currency options). The transactions are designed to hedge the currency exposure on identifiable assets and liabilities in currencies other than the functional currency.

Derivatives that do not qualify for hedge accounting are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of “financial expenses—net” in the statements of income. Derivatives that qualify as a fair value hedge are recognized on the balance sheet at their fair value, with changes in the fair value reported with the carrying amount of the hedged asset or liability.

For derivatives that qualify as cash-flow hedges, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income and is subsequently recognized when the hedged exposure is recognized in the statements of income.

For derivatives that do not qualify for hedge accounting, the cash flows associated with these derivatives are reflected as cash flows from operating activities in the statements of cash flows.

For derivatives that qualify for hedge accounting, the cash flows associated with these derivatives are reported consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

Net premiums and discounts received (paid) on economic hedges amounted to $(7) million, $(9) million and $140 million for the years ended December 31, 2010, 2009 and 2008, respectively. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the statements of cash flows.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

y.	Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

z.	Collaborative arrangements:

Collaborative agreements are contractual arrangements in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. Refer to note 2d.

The Company recognizes revenue generated and costs incurred on sales to third parties as it relates to a collaborative agreement as gross or net, based on accounting guidance relating to “Reporting Revenue Gross as a Principal versus Net as an Agent.” If the Company is the principal participant in a transaction, revenues are recorded on a gross basis; otherwise, revenues are recorded on a net basis. The guidance also requires that payments between the Company and the counterparty to the collaborative agreement be accounted for in accordance with already existing generally accepted accounting principles, unless none exist, in which case a reasonable, rational, consistent method should be used.

aa.	Segment reporting:

Teva evaluated its organization structure under a notion of “One Teva” with functional based units of a front-end (products offerings) and back-end (operations and research and development) unified organization. Accordingly, Teva concluded that it has one operating segment. Entity-wide disclosures on sales and property, plant and equipment are presented in note 18.

ab.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

ac.	Recently issued accounting pronouncements:

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted). The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). Teva believes that the adoption will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued a clarification of the accounting treatment of fees paid to the federal government by pharmaceutical manufacturers. These amendments are effective January 1, 2011, when the fee initially becomes effective. These amendments specify that the liability for the fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year over which it is payable. Teva believes that the adoption will not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition—milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. Teva believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to Teva, this became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to Teva, the adoption of the new guidance did not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. Teva believes that the adoption will not have a material impact on its consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 2—CERTAIN TRANSACTIONS:

a.	Acquisitions:

1) Acquisition of Ratiopharm.

On August 10, 2010, Teva acquired Merckle ratiopharm Group (“ratiopharm”), a global pharmaceutical company that operates in more than 20 countries, for a total cash consideration of $5.2 billion. This transaction was accounted for as a business combination. Ratiopharm’s results of operations were included in Teva’s consolidated financial statements commencing August 2010.

The cash consideration was financed through Teva’s internal resources, the issuance of $2.5 billion in senior notes (see note 10) and bank borrowings of $1.5 billion, of which $830 million has been repaid through December 31, 2010.

With the closing of the acquisition, Teva is now the leading generic pharmaceutical company in Europe, with the number two position in Germany and leading market positions in other key European markets. The goodwill arising from the acquisition resulted from vertical integration between Teva’s API activities and ratiopharm’s finished dose manufacturing, synergies and economies of scale.

The table below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting goodwill. These estimates are subject to revision, which may result in adjustments to the values presented below, when the appraisals are finalized, which we anticipate will be no later than July 2011. However, such adjustments are not expected to significantly change the information below.

U.S. $ in millions
Current assets	$1,218
Investment and non-current assets	40
Property, plant and equipment	369
Identifiable intangible assets:
Existing product rights	1,668
Trade name	139
Research and development in-process	501
Goodwill	2,755

Total assets acquired	6,690

Current liabilities	916
Long-term liabilities, including deferred taxes	594

Total liabilities assumed	1,510

Net assets acquired	$5,180

An amount of $501 million of the purchase price was allocated to the estimated fair value of purchased research and development in-process, that as of the closing date of the acquisition, had not reached technological feasibility and had no alternative future use. This amount, upon initial recognition, has been treated as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned (Refer to note 1i).

Research and development in-process related to approximately 42 products and product groups, which included 1 product with a value of approximately one third of the total value of research and development

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

in-process. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a range of discount rates of between 10.5% and 15% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which may vary among the individual products. Material net cash inflows are expected to commence during 2014. Out of the 42 products and product groups mentioned above, none had been launched through December 31, 2010, in significant markets.

Product rights and purchased research and development in process were valued using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This method utilized a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed. A trade name was valued using a variation of the income approach known as the “Relief from Royalty Method”. This method is based on the concept that a company owns the trade name and licenses it to an operating company. The theoretical price paid by the operating company to the company that owns the trade name is expressed as a royalty rate. The net present value of all forecasted royalties represents the value of the trade name.

An amount of $1,668 million of the purchase price was allocated to existing products, as described above. The Company is amortizing existing products over a period of approximately 10 years. An amount of $139 million of the purchase price was allocated to a trade name. The excess of cost of acquisition over the fair value of net tangible and identifiable intangible assets on acquisition amounted to $2,755 million, and was allocated to goodwill.

In the years prior to the acquisition, the German companies of the Merckle ratiopharm Group were part of a fiscal unity with the sellers of the Group. Under German tax law, in case the sellers fail to pay any income tax due by them, the authorities may seek to claim such tax debt from the Merckle ratiopharm companies (“secondary liability”).

Below are certain unaudited pro forma combined statement of income data for the years ended December 31, 2010 and 2009, as if the acquisition of ratiopharm had occurred on January 1, 2010 and 2009, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; (b) estimated additional interest expense due to: (i) borrowings under the one year credit facilities from banks in connection with the acquisition; (ii) the issuance of senior notes in connection with the acquisition; (iii) elimination of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition; and (iv) elimination of financial expenses of $102 million resulting from the hedging of the euro-denominated purchase price for the acquisition; and (c) elimination of intercompany sales.

This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010 and 2009, respectively, nor is it necessarily indicative of future results.

	Year ended December 31,
	2010	2009
	(U.S. $ in millions, except earnings per share)
	(Unaudited)
Net sales	$17,396	$16,193

Net income attributable to Teva	$3,421	$1,962

Earnings per share:
Basic	$3.82	$2.25

Diluted	$3.76	$2.19

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

2) Acquisition of Barr Pharmaceuticals, Inc.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to Barr’s balance sheet as of December 31, 2008:

U.S. $ in millions
Current assets	$2,447
Investment and non-current assets	263
Property, plant and equipment	842
Identifiable intangible assets:
Existing products and trade name	2,784
Research and development in-process	988
Goodwill	4,638

Total assets acquired	11,962

Current liabilities	1,594
Long-term liabilities, including deferred taxes	2,790
Non-controlling interests	42

Total liabilities assumed and non-controlling interests	4,426

Net assets acquired	$7,536

Cost of investment
Issuance of shares and stock options	$2,928
Cash paid	4,574
Transaction costs	34

$7,536

An amount of $988 million of the purchase price was allocated to the estimated fair value of purchased research and development in process, which, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. This amount was charged to operating expenses upon acquisition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Research and development in-process related to approximately 40 products and product groups, having values of up to approximately $160 million, with an average value of approximately $30 million per product, and included 3 products with a value in excess of 10% of the total value. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a range of discount rates of between 11% and 14% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which may vary among the individual products. Out of the 40 products and product groups mentioned above, 13 had been launched through December 31, 2010.

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

An amount of $2,784 million of the purchase price was allocated primarily to existing products, as described above. The Company is amortizing existing products over periods ranging from 5 to 15 years. Additional restructuring provisions recorded include $454 million, mainly related to severance pay, termination of certain agreements and other exit costs, of which $286 million had been paid through December 31, 2010. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition not attributed to acquired research and development in-process amounted to $4,638 million, and was allocated to goodwill.

Below are unaudited pro forma combined statement of income data for the year ended December 31, 2008, as if the acquisition of Barr had occurred on January 1, 2008, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets, mainly product rights; (b) estimated additional interest expense due to: (i) variable interest debt acquired in connection with the merger; and (ii) elimination of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition; (c) revenue and direct costs of the pharmaceutical products divested as part of the regulatory requirements for approving the deal, and the expensing of acquired research and development in process; (d) elimination of intercompany sales; (e) elimination of net sales and direct costs related to the divestiture of certain overlapping products; and (f) inclusion of shares and options issued as a result of the acquisition in the earnings per share computation. This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2008, nor is it necessarily indicative of future results.

Year ended December 31, 2008
(U.S. $ in millions, except earnings per share)
(Unaudited)
Net sales	$13,747

Net income attributable to Teva	$145

Earnings per share:
Basic	$0.17

Diluted	$0.16

3) Acquisition of Bentley Pharmaceuticals, Inc.

On July 22, 2008, Teva acquired Bentley Pharmaceuticals, Inc. (“Bentley”), which at the conclusion of the transaction was comprised solely of its generic pharmaceutical operations. The aggregate purchase price paid by Teva was $366 million in cash, including transaction costs.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of July 22, 2008, based on an appraisal performed by management, with the assistance of independent appraisers. The results of operations of Bentley have been included in the consolidated statements of income commencing August 1, 2008. Approximately $170 million was allocated to identifiable intangible assets, comprised mainly of existing products. The Company is amortizing identifiable intangible assets over periods ranging from 8 to 15 years, mainly 15 years. An amount of $32 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. This amount was charged to operating expenses upon acquisition.

4) Acquisition of CoGenesys, Inc.

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

An amount of $382 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. Research and development in process related to 5 products, having values of up to $171 million, with an average value of $76 million per product. These drug development projects are still in clinical trials and were valued using a method of the income approach, known as the Multi-Period Excess Earnings Approach. This amount was charged to operating expenses upon acquisition. An amount of $30 million was allocated to net tangible assets and liabilities.

b.	Subsequent events:

1) Acquisition of Laboratoire Theramex

On January 5, 2011, we completed the acquisition of Theramex, Merck KGaA’s European-based women’s health business, for €269 million in cash (approximately $360 million) and certain limited performance-based milestone payments.

Theramex brings to Teva a broad portfolio of women’s health and gynecology products sold in over 50 countries, primarily France and Italy. Theramex’s pipeline includes NOMAC/E2, a new oral contraceptive based on natural estrogens, which has successfully completed phase III studies and was submitted for approval in Europe.

Teva is currently evaluating the fair value of assets acquired and liabilities assumed in the acquisition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

2) Acquisition of Corporación Infarmasa

On January 26, 2011, Teva acquired Corporación Infarmasa (“Infarmasa”), a top ten pharmaceutical company in Peru, from The Rohatyn Group and Altra Investments.

Infarmasa manufactures and commercializes branded and unbranded generic drugs, primarily corticosteroids, antihistamines, analgesics and antibiotics. Infarmasa’s product offerings will greatly enhance Teva’s portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Peru.

Teva is currently evaluating the fair value of assets acquired and liabilities assumed in the acquisition.

c.	Significant cooperation agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development cost or litigation risks. The Company’s most significant agreements of this nature are summarized below.

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

On December 24, 2009, Teva-Kowa Pharma Co., Ltd. signed a definitive agreement to acquire a majority of the outstanding shares of Taisho. Under the terms of the agreement, Teva-Kowa Pharma purchased 68.9% of Taisho’s shares. During 2010, Teva-Kowa Pharma Co. Ltd., purchased the remaining Taisho shares.

On December 27, 2010, Teva signed an agreement that provides Teva effective control over Taisho and thus started to consolidate this company.

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

Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

4)	With Impax and Anchen:

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

In April 2008, Teva assumed the U.S. and Canadian distribution of Copaxone® from Sanofi-Aventis. Under the terms of the agreements, Sanofi-Aventis was entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® in the U.S. and Canada for an additional two-year period, which ended on April 1, 2010. As of that date, Teva records all in-market sales and profits of Copaxone® for the U.S. and Canada.

Teva has an additional agreement with Sanofi-Aventis for the marketing of Copaxone® in Europe and other markets. Copaxone® is co-promoted with Sanofi-Aventis in Germany, France, Spain, the Netherlands and Belgium, and is marketed solely by Sanofi-Aventis in the rest of the European markets, Australia and New Zealand. In 2010, we assumed the distribution and marketing responsibilities for Copaxone® in the U.K., the Czech Republic and Poland. By 2012, we expect to assume the marketing responsibilities for Copaxone® in all European countries, at which time Sanofi-Aventis will be entitled for a period of two years to 6% of the in-market sales of Copaxone® in the applicable countries. Although we expect to record higher revenues as a result of this change, we will also become responsible for certain marketing and administrative expenses, which are no longer shared with Sanofi-Aventis.

6)	With OncoGenex Pharmaceuticals:

In December 2009, Teva and OncoGenex Pharmaceuticals, Inc. entered into a global license and collaboration agreement to develop and commercialize OGX-011, as well as an agreement to purchase shares in OncoGenex. OGX-011 is a Phase III cancer therapy designed to inhibit cancer treatment resistance.

The agreement is expected to further enhance Teva’s oncology offerings and strengthen its global branded product pipeline with a promising product candidate entering three Phase III trials involving large patient populations. Teva and OncoGenex initiated during 2010 two phase III studies in first line and second line hormone resistance prostate cancer patients in combination with docetaxel. A third study is expected to be initiated by Teva in stage IV NSCLC (Non-small cell lung carcinoma) patients during 2011.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

d.	Agreements with related parties:

In December 2006, Teva and Jexys Medical Research Services & Development Co. Ltd. entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva has invested in Jexys while maintaining its option for exclusive license. Arik Yaari, Teva’s Group Vice President—Teva Generics System, is a director and shareholder of Jexys.

In October 2008, a subsidiary of Teva entered into a two-year lease for 9,950 square feet of office space located in Miami, Florida from an entity controlled by Dr. Philip Frost, Teva’s Chairman of the Board, at an annual rent of approximately $0.3 million (including operational and service costs). In September 2010, the lease was extended for eighteen months, with no change in the annual rent.

In August 2010, Teva made a contribution of $1 million to the Jerusalem College of Engineering (JCE), an Israel-based non-profit organization in connection with a collaboration designed to support the training of engineers specifically for the pharmaceutical industry. The contribution is to establish a laboratory specially designed for this training program. Amir Elstein, a director of Teva, is Chairman of the Board of Governors of JCE.

NOTE 3—FAIR VALUE MEASUREMENT:

Financial items carried at fair value as of December 31, 2010 and 2009 are classified in the tables below in one of the three categories described in note 1y:

	December 31, 2010 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$389	$—	$—	$389
Cash deposits and other	859	—	—	859
Marketable securities*:
Auction rate securities	—	—	77	77
Collateral debt obligations	9	—	1	10
Equity securities	109	—	—	109
Structured investment vehicles	—	82	—	82
Other—mainly debt securities	23	—	—	23
Derivatives**
Liability derivatives—mainly options and forward contracts	—	(16)	—	(16)
Interest rate and cross-currency swaps (liabilities)	—	(123)	—	(123)
Asset derivatives—mainly options and forward contracts	—	17	—	17

Total	$1,389	$(40)	$78	$1,427

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

	December 31, 2009 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$512	$—	$—	$512
Cash deposits and other	1,483	—	—	1,483
Marketable securities*:
Auction rate securities	—	—	75	75
Collateral debt obligations	13	—	1	14
Equity securities	104	—	—	104
Structured investment vehicles	—	37	—	37
Other—mainly debt securities	240	—	—	240
Derivatives—net**	—	(11)	—	(11)

Total	$2,352	$26	$76	$2,454

*	Marketable securities consist mainly of debt securities and equity securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency, option contracts, interest rate and cross-currency swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	2010	2009
	U.S. $ in millions
Carrying value as of January 1	$76	$98
Amount realized	(9)	(8)
Change from Level 2 to Level 3 due to lack of active market	—	1
Net change to fair value:
Included in earnings—financial income (expenses)	7	(2)
Included in other comprehensive income	4	(13)

Carrying value as of December 31	$78	$76

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying values. The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the senior notes, convertible senior debentures and interest rate swap agreements included under long-term liabilities amounted to $4,342 million and $2,150 million at December 31, 2010 and 2009, respectively, based on quoted

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

market values and prevailing market rates. The fair value of interest rate swap agreements included under long term investments and receivables amounted to $10 million at December 31, 2009.

The fair values and the carrying amounts of derivatives and convertible senior debentures with an earliest date of redemption within 12 months are assets of $17 million and $20 million (derivatives) and liabilities of $1,232 million and $771 million (convertible senior debentures and derivatives) at December 31, 2010 and 2009, respectively. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. On April 1, 2009, the Company adopted an accounting pronouncement that changes the method for determining whether other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. At December 31, 2010 and 2009, the credit loss was $266 and $293 million, respectively.

NOTE 4—MARKETABLE SECURITIES:

1)	Available-for-sale securities: Comprised mainly of money market funds, debt securities and equity securities.

At December 31, 2010 and 2009, the fair value, amortized cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2010	$684	$639	$52	$7
December 31, 2009	$983	$949	$51	$17

2)	The marketable securities which are comprised substantially of available-for-sale money market funds and debt securities, are classified as long-term or short-term based on the intended time of realizing the security.

Marketable securities are presented in the balance sheets as follows:

	December 31,
	2010	2009
	U.S. $ in millions
Cash and cash equivalents, mainly money market funds	$392	$513
Short-term investments	27	253
Long-term investments and receivables	265	217

	$684	$983

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The contractual maturities of debt securities, including treasury bills, are as follows:

December 31, 2010
(U.S. $ in millions)
2011	$419
2012	5
2013	9
2014	10
2015	—
2016 and thereafter	132

$575

NOTE 5—INVENTORIES:

Inventories consisted of the following:

	December 31,
	2010	2009
	(U.S. $ in millions)
Raw and packaging materials	$1,237	$1,072
Products in process	579	522
Finished products	1,948	1,658

	3,764	3,252
Materials in transit and payments on account	102	80

	$3,866	$3,332

NOTE 6—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consisted of the following:

	December 31,
	2010	2009
	(U.S. $ in millions)
Land*	$372	$366
Buildings	1,935	1,507
Machinery and equipment	3,125	2,786	**
Computer equipment and other assets	858	721	**
Payments on account	331	311

	6,621	5,691
Less—accumulated depreciation and amortization	2,264	1,925

	$4,357	$3,766

*	Land includes long-term leasehold rights in various locations, with useful lives of approximately 99 years.
**	Reclassified.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Depreciation expenses were $448 million, $426 million and $308 million in the years ended December 31, 2010, 2009 and 2008, respectively. During the years ended December 31, 2010 and 2009, we had impairment of property, plant and equipment in the amount of $15 million and $68 million, respectively.

NOTE 7—GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS:

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(U.S. $ in millions)
Balance as of January 1	$12,674	$12,297
Changes during year:
Goodwill acquired*	2,600	315
Translation differences	(31)	69
Reduction of goodwill	(11)	(7)

Balance as of December 31	$15,232	$12,674

*	In 2009, represents adjustments to the goodwill of Barr (which was acquired in 2008) in respect of changes in estimates during the allocation period relating mainly to contingencies, restructuring, property, plant and equipment, intangible assets and other accruals.

b.	Identifiable intangible assets:

1.	Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	December 31,
	2010	2009	2010	2009	2010	2009
	(U.S. $ in millions)
Product rights	$6,720	$5,212	$1,708	$1,256	$5,012	$3,956
Trade names	241	97	12	—	229	97
Research and development in process	510	—	—	—	510	—

Total	$7,471	$5,309	$1,720	$1,256	$5,751	$4,053

2.	Amortization of intangible assets amounted to $527 million, $485 million and $180 million in the years ended December 31, 2010, 2009 and 2008, respectively.

3.	Impairment of finite life intangible assets amounted to $109 million, $42 million and $107 million in the years ended December 31, 2010, 2009 and 2008, respectively.

4.	As of December 31, 2010, the estimated aggregate amortization of intangible assets for the years 2011 to 2015 is as follows: 2011—$613 million; 2012—$595 million; 2013—$574 million; 2014—$543 million and 2015—$460 million.

c.	As of December 31, 2010, 2009 and 2008, the Company determined that there was no impairment with respect to either goodwill or other indefinite life intangible assets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 8—SHORT TERM DEBT:

a.	Short term debt:

	December 31,
	2010	2009
	(U.S. $ in millions)
Banks and financial institutions	$742	$95
Current portion of long term senior notes and loans	690	564

Total	$1,432	$659

Short-term debt is comprised of loans, mainly from banks with an earliest date of redemption within 12 months, the current portion of long-term loans and bank overdrafts. Loans were obtained from banks at a weighted average interest rate of 1.2% and 0.9% at December 31, 2010 and 2009, respectively.

In July 2010, Teva entered into separate short-term bilateral credit agreements with three banks, each of which provided for $500 million in committed financing to pay a portion of the purchase price for the ratiopharm acquisition. As of December 31, 2010, the outstanding balance under these facilities, which bear interest at a spread of LIBOR plus less than 1%, was $670 million.

b.	Lines of credit:

As of December 31, 2010, the Group had approximately $1.4 billion available under unused lines of credit.

In January 2011, Teva has entered into a three-year $1.5 billion unsecured syndicated credit facility that replaced the $1.1 billion bilateral revolving credit agreements included in the $1.4 billion above.

In February 2011, $500 million of the above syndicated credit facility were used for the repayment of the 1.75% convertible senior debentures (see note 11).

NOTE 9—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2010	2009
	(U.S. $ in millions)
Accrued severance pay	$147	$113
Defined benefit plans	74	57

Total	$221	$170

As of December 31, 2010 and 2009, the Group had $120 million and $96 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

The Company expects to contribute approximately $70 million in 2011 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

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

Many of the employees in the European subsidiaries are entitled to a retirement grant when they leave. In the consolidated financial statements, an accrual of the liability of the subsidiaries is made, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to a pension according to a defined benefit scheme providing benefits based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Independent certified actuaries value these schemes, the rates of contribution payable being determined by the actuaries. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services. The Company uses December 31 as the measurement date for the majority of its defined benefit plans.

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

The Company expects to pay the following future minimum benefits to its employees: $20 million in 2011; $15 million in 2012; $11 million in 2013; $13 million in 2014; $11 million in 2015 and $74 million in 2016-2020. These amounts, as they relate to the Israeli subsidiaries, were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 10—SENIOR NOTES AND LOANS:

a.	Senior notes and loans consisted of the following:

	Interest rate as of December 31, 2010	December 31,
		2010	2009
	%	U.S. $ in millions
Senior notes (1)(2)		$4,101	$1,490
Loans, mainly from banks (3)(4)	0.9 to 3.2	671	948
Debentures (4)	7.2	15	15
Credit facilities (5)		—	1,605

		4,787	4,058
Less—current portion (included under “short-term debt”)		(690)	(564)

		$4,097	$3,494

1)	In June 2010, subsidiaries of the Company issued an aggregate of $2.5 billion principal amount of senior notes as described in the table below. All such notes are guaranteed by Teva.

Issuer	Annual interest rate	Principal amount issued	Due
	%	(U.S. $ in millions)
Teva Pharmaceutical Finance III, LLC	LIBOR plus 0.40	$500	December 2011

Teva Pharmaceutical Finance III, LLC *	1.50	$1,000	June 2012

Teva Pharmaceutical Finance II, B.V. *	3.00	$1,000	June 2015

*	In June 2010, the Company entered into interest rate swap agreements (see note 15).

2)	In January 2006, $1 billion principal amount of 6.15% senior notes due 2036 and $500 million principal amount of 5.55% senior notes due 2016 were issued in connection with the acquisition of Ivax Corporation. In 2008, Teva repurchased $20 million of the senior notes. In July 2009, the Company entered into three interest rate swap agreements with respect to its $493 million principal amount 5.55% senior notes due 2016 (see note 15). The purpose of the transactions was to change the interest rate from fixed to floating rate. These swap agreements were terminated in October and November 2010. As a result of these agreements, Teva paid an effective interest rate of six months LIBOR plus an average spread of 1.98% on the $493 million principal amount, as compared to the original 5.55% fixed rate. The above transactions qualified for hedge accounting.

3)	The balance as of December 31, 2010 and 2009 is mainly composed of:

(i.)	Loans from the European Investment Bank (EIB) denominated in Euro (mainly) and USD in the amount of $412 million and $433 million, respectively. The loans are due in 2015 and bear interest determined on the basis of Euro LIBOR (mainly) and USD LIBOR.

(ii.)	A loan from Bank Leumi USA denominated in Canadian Dollars in the amount of $168 million and $159 million, respectively. The loan is due in 2011 and bears interest determined on the basis of Canadian Dollar LIBOR. The

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

(iii.)	A syndicated loan denominated in Euros (mainly) and British Pounds in the amount of $330 million, as of December 31, 2009. The loan was repaid in full during 2010.

4)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2010, the Company met all financial covenants.

5)	The balance as of December 31, 2009 is composed of Barr’s revolving credit facilities agreement with a syndicate of lending banks, arranged by Bank of America. During 2010 Teva repaid in full the remaining Barr debt.

b.	As of December 31, 2010, the required annual principal payments of long-term debt, starting with the year 2012, are as follows: 2012—$1,021 million; 2013—$19 million; 2014—$9 million; 2015—$1,483 million; 2016 and thereafter—$1,512 million. As of December 31, 2010, the fair value of the interest rate swap transactions terminated were $53 million. The above does not include the convertible senior debentures described in note 11.

c.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

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

Convertible senior debentures issued during 2006 have no contingent feature and are convertible at any time.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The main terms of these debentures are summarized in the following table:

Month Issued	Issuer	Footnote	Annual interest rate	Initial Principal amount	Principal amount at December 31, 2010	Year due	Conversion price	Number of Teva ordinary shares issuable upon full conversion at December 31, 2010	Earliest future date of redemption at issuer’s option/repurchase at holder’s option
			%	(U.S. $ in millions)			$	(in millions)
January 2004	Teva Pharmaceutical Finance II, LLC
	Series A	(1)	0.50	$460	$3	2024	36.68	*	On demand by issuer/ February 1, 2014 by holders

	Series B	(1)	0.25	$634	$10	2024	34.12	*	On demand by issuer/ February 1, 2014 by holders

January 2006	Teva Pharmaceutical Finance II, B.V.	(2)	1.75	$818	$814	2026	50.04	(See footnote 2)	February 1, 2011 by both issuer and holders

January 2006	Teva Pharmaceutical Finance Company, LLC	(3)	0.25	$575	$530	2026	46.04	(See footnote 3)	On demand by issuer/ February 1, 2011 by holders

(1)	Holders of the debentures issued in 2004 may convert the debentures into Teva shares under certain conditions detailed in the related offering document; inter alia, holders of these debentures may surrender their debentures for conversion into Teva shares during any conversion period (as defined) if the trading prices of Teva shares were more than 130% of the conversion price for twenty trading days within the first thirty trading days of each quarter (“price threshold condition”).
(2)	On February 1, 2011, these convertible senior debentures were redeemed and/or converted for an aggregate of $814 million and 1.2 million Teva shares.”
(3)	These convertible senior debentures due 2026 include a “net share settlement” feature according to which the principal of the debentures will be paid in cash and in the case of conversion, only the residual conversion value above the principal will be paid in Teva shares. Due to the “net share settlement” feature, these convertible senior debentures are classified under convertible senior debentures-short term.
*	Represents an amount of less than 0.5 million.

During 2010, 2009 and 2008, convertible senior debentures were converted as follows:

	Year ended December 31,
	2010		2009		2008
	Principal amount converted	Number of shares converted into	Principal amount converted	Number of shares converted into	Principal amount converted	Number of shares converted into
	(U.S. $ and shares in millions)
0.5% Convertible Senior Debentures due 2024	$34	1	$412	11	$—	—
0.25% Convertible Senior Debentures due 2024	57	2	553	16	—	—
0.25% Convertible Senior Debentures due 2026	45	*	—	—	—	—
4.5% Convertible Senior Debentures due 2008	—	—	—	—	89	2

	$136	3	$965	27	$89	2

*	Represents an amount of less than 0.5.

In 2008, Teva redeemed $141 million principal amount of convertible senior debentures acquired in connection with the Ivax acquisition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The number of Teva ordinary shares issuable upon full conversion is subject to adjustment in certain circumstances, as detailed in the related offering document.

The convertible senior debentures, including accrued interest, are reflected in the balance sheets among:

	December 31,
	2010		2009
	(U.S. $ in millions)
Current liabilities	$1,346	*	$649	*
Long-term liabilities	13		817

	$1,359		$1,466

*	Including accrued interest in the amount of $7 million as of December 31, 2010 and 2009.

NOTE 12—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Operating leases:

As of December 31, 2010, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2011—$81 million; 2012—$68 million; 2013—$50 million; 2014—$30 million; 2015—$22 million; 2016 and thereafter—$63 million.

The lease fees expensed in each of the years ended December 31, 2010, 2009 and 2008 were $90 million, $67 million and $45 million, respectively, of which an amount of less than $0.5 million, an amount of less than $0.5 million and $1 million were to related parties in the years ended December 31, 2010, 2009 and 2008, respectively.

2)	Royalty commitments:

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

b.	Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and vigorously pursues the defense or settlement of each such action, including those described below. Based upon the status of these cases, management’s assessment of the likelihood of damages, the potential exposure involved relative to insurance coverage (if any) and the advice of counsel, no provision has been made in Teva’s financial statements for any of such actions except as otherwise noted below. Teva records a provision to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions. Based on currently available information, Teva believes that none of the proceedings described below is likely to have a material adverse effect on its financial condition. However, if one or more of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva may incur significant legal and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

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

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although Teva currently has insurance coverage for certain types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or be ultimately found to relate to damages that are not covered by Teva’s policy. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were based on a reasonable royalty, the amount would be related to a percentage of the sales of Teva’s generic product. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. All such sales figures given below are based on IMS data. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation. Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the U.S. Although the legislation concerning generic pharmaceuticals, as well as patent law, is different in countries other than the U.S. where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available products continues to expand, the number of product liability claims asserted against Teva has increased. Teva believes that it maintains product liability insurance coverage in amounts and with terms that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Matters

In 1992, Teva Canada commenced sales of zidovudine or azidothymidine (“AZT”), which is a generic version of Retrovir®. Teva Canada ceased sales of AZT in December 2002, when the Supreme Court of Canada

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

upheld the patent as valid and infringed. Although the patent subsequently expired in March 2006, Teva Canada has not resumed sales of AZT. This matter was settled on December 13, 2010 on terms that are confidential, and a provision has been included in the financial statements.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary IVAX Pharmaceuticals, Inc. (“IVAX”) also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and IVAX. In September 2007, the Court of Appeals for the Federal Circuit (the “Federal Circuit”) reversed the summary judgment decision and remanded the case for further proceedings. A trial is scheduled to begin on May 16, 2011. The patent at issue expires in 2017. Teva has moved for summary judgment, asserting that Pfizer should not be entitled to claim lost profits and that any damages should be limited to a reasonable royalty. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its gabapentin products and be enjoined from selling its gabapentin products until patent expiry. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to indemnify Alpharma against damages related to a portion of the sales of Alpharma’s gabapentin products.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. In May 2007, the District Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. In May 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. In January 2010, the United States Supreme Court denied Abbott’s petition for certiorari. The case was remanded to the District Court, and in July 2010 was settled under terms that are confidential.

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

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007. In June 2007, the Federal Court denied Lilly’s request to prohibit the Minister of Health from issuing Teva Canada’s final regulatory approval. Shortly after the launch by Teva Canada, Lilly filed an action for patent infringement. In October 2009, the patent at issue, which was otherwise set to expire on April 24, 2011, was held by the Federal Court to be invalid. In July 2010, the Federal Court of Appeal set aside the judgment, with two grounds of invalidity being sent back to the Federal Court for reconsideration in accordance with the Court of Appeal’s instructions. The hearing on the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

two remaining grounds of invalidity took place in January 2011, and judgment has been reserved. On February 10, 2011, the Supreme Court of Canada denied Teva Canada’s application for leave to appeal the decision of the Federal Court of Appeal. Were Lilly ultimately to be successful, Teva Canada could be required to pay damages related to its sales of olanzapine tablets and be enjoined from selling those products until patent expiry.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. In September 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense on the compound patent, based on the record before the Court. In May 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. The patent at issue expired on July 19, 2010, and the innovator has been granted pediatric exclusivity, which expired on January 19, 2011. In April 2010, the jury returned a verdict finding that the patent is not invalid, and in July 2010, the District Court denied Teva’s motion to overturn the verdict. Based on the fact that Teva has defenses remaining at the trial level, including patent misuse, the District Court also denied Wyeth/Altana’s request that Teva’s final approval date be reset to January 2011. Wyeth moved to strike the patent misuse defenses, and a hearing on this motion was held in December 2010. The parties are awaiting a decision from the District Court. Were Teva to prevail on the patent misuse claim, the patent may be rendered unenforceable. The parties are in discovery on the remaining patent and damages issues. In addition, Teva believes that it has substantial grounds for appeal of the District Court’s decision on invalidity and intends to pursue its appeals vigorously. Teva does not believe that an award of damages in this matter is probable. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets.

In May 2010, Teva commenced sales of its drospirenone and ethinyl estradiol tablets under the name GianviTM. GianviTM tablets are the generic version of Bayer’s Yaz® tablets, which had sales of approximately $782 million for the twelve months ended December 2009. In June 2010, Teva filed suit against Bayer in the Southern District of New York, seeking declaratory judgment of invalidity and non-infringement of three Orange Book patents that expire on June 30, 2014, and Bayer filed suit against Teva in the United States District Court for the District of Nevada alleging infringement of the same three patents. This matter was settled in principle in July 2010 and the agreements were finalized on December 6, 2010. The settlement included a royalty payment based on Teva’s past sales and a license and supply agreement for future sales. Payments under the settlement have been included in royalties under selling and marketing expenses for all periods in which Teva sold the product.

In January 2011, APP Pharmaceuticals and Teva launched gemcitabine HCl for injection in 200 mg and 1 g single dose vials. Gemcitabine HCl for injection is the generic version of Eli Lilly and Company’s Gemzar®, which had sales of approximately $785 million for the twelve months ended December 2010. In March 2010, the United States District Court for the District of Indiana had ruled that Lilly could not enforce its method of use patent against Teva based on a ruling in a separate case by Lilly against Sun finding Lilly’s patent invalid due to double patenting. Lilly’s appeal of the ruling in Teva’s case was stayed pending the Federal Circuit’s consideration of the appeal in the Sun case. In July 2010, the Federal Circuit affirmed the ruling in the Sun case, and in November 2010 the Federal Circuit denied Lilly’s petition for en banc review of that decision. On January 28, 2011, Lilly filed a petition for certiorari in the Sun case with the United States Supreme Court. The method of use patent is otherwise set to expire on November 7, 2012, and pediatric exclusivity on that patent is otherwise set to expire on May 7, 2013. Under the agreement between Teva and APP, APP manufactures the gemcitabine products and has a license from Teva to market the product during Teva’s 180-day exclusivity period. In return, Teva will receive royalties during the manufacturing term. Were Lilly ultimately to be

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

successful in its allegation of patent infringement, Teva could be required to pay damages relating to APP’s sales of its gemcitabine products and be enjoined from selling gemcitabine products until patent expiry.

***

Teva’s leading innovative product, Copaxone®, from which it derives substantial revenues and which contributes disproportionately to its profits, faces intense patent challenges, as described below. Although Teva believes that Copaxone® has strong patent protection, should its patents be successfully challenged or should there be a launch at risk, Teva may face intense generic competition for Copaxone®, which would adversely affect its results of operations.

In July 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. In August 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it and methods of using it. The lawsuit triggered a stay of any FDA approval of the Sandoz ANDA for a period of 30 months. Although the 30-month stay expired in January 2011, Teva has not moved for a preliminary injunction because it does not believe that FDA approval of the Sandoz ANDA is likely in the near future. Sandoz and Momenta filed their answers to Teva’s complaint in November 2008, asserting several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and unenforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. In December 2009, Sandoz filed a motion for summary judgment of invalidity based on indefiniteness, which was denied in September 2010. A claim construction hearing was held in January 2010. A trial date has not been scheduled. In December 2009, Teva filed a separate complaint against Sandoz and Momenta alleging infringement of four “marker” non-Orange Book patents, the last of which expires in February 2020. In January 2010, Sandoz moved to dismiss these claims, arguing that their alleged infringing acts were protected under statute and/or not ripe at the current time, and a hearing on the motion was held on January 19, 2011.

In October 2009, after learning that Mylan Laboratories, Inc. had filed an ANDA containing Paragraph IV certifications with the FDA for a generic version of Copaxone®, Teva filed a complaint against Mylan and Natco Pharma Limited in the United States District Court for the Southern District of New York, alleging infringement of each of the seven Orange Book patents. Mylan and Natco’s answers to the complaint also included declaratory judgment claims with respect to two non-Orange Book patents. Discovery concluded at the end of January 2011. In November 2010, Mylan filed a motion for summary judgment of invalidity based on indefiniteness. A hearing on this motion as well as Mylan’s claim construction arguments was held on January 19, 2011. The Mylan litigation has been consolidated with the Sandoz ANDA litigation, and no trial date has been scheduled. In September 2010, Teva filed a separate complaint against Mylan and Natco alleging infringement of the four “marker” patents. Mylan has moved to dismiss this complaint.

Product Liability Matters

Barr and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy), and a much smaller number involve Cenestin® (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 5,500 cases have been dismissed, leaving approximately 497 pending. To date, Barr and Duramed products have been identified in 480 of those cases. Additional dismissals are possible. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in over 750 product liability lawsuits brought against them and other manufacturers, including Watson Laboratories, Inc., by plaintiffs claiming injuries from the use of metoclopramide (the generic form of Reglan®). One of Teva’s subsidiaries has conditionally agreed to indemnify Watson for certain of the claims that have been asserted against it. The claims in such lawsuits include allegations of neurological disorders, including tardive dyskinesia, as a result of ingesting the product. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this syndrome increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. The vast majority of the cases are in the very early stages, and it has not yet been determined how many plaintiffs actually used a Teva product. If the plaintiffs cannot demonstrate that they used a Teva product, Teva expects to be dismissed from at least some of those cases. Certain of these claims are currently covered by insurance. On December 10, 2010, the United States Supreme Court granted certiorari in Pliva, Inc. v. Mensing, one of the metoclopramide cases, to determine the question of whether “failure to warn” claims under state law against generic pharmaceutical manufacturers are preempted in whole or in part by federal law. Oral argument is scheduled to be heard on March 30, 2011. A ruling in favor of federal preemption could reduce Teva’s exposure to damages in the metoclopramide cases and other product liability lawsuits.

Teva Parenteral Medicines, Inc. is a defendant in over 200 lawsuits in state court in Las Vegas, Nevada relating to its propofol product. The plaintiffs in these lawsuits claim that they were infected with the hepatitis C virus as a result of the re-use by medical practitioners at a number of commonly owned endoscopy centers of single-patient vials of propofol on more than one patient. The medical practitioners are currently the subject of criminal proceedings relating to their re-use of single patient vials. Teva’s propofol product states in its label that it is for single-patient use only and that aseptic techniques must be followed at all times when using the product. Teva is also named as a defendant in over 100 other cases brought on behalf of over 4,000 additional plaintiffs who were patients at these endoscopy centers, but who have not contracted the virus. These plaintiffs allege a cause of action based on the fear of contracting an infectious disease. In May 2010, the jury in the first trial returned a verdict in favor of plaintiffs for $5.1 million in compensatory damages and awarded $356 million in punitive damages against Teva and $144 million in punitive damages against Baxter, the distributor of the product. Baxter is seeking indemnification from Teva for the damages awarded by the jury, but Teva believes that the indemnification agreement at issue does not extend to punitive damages. The trial judge ordered Teva to post a bond of approximately $580 million (covering both Teva and Baxter’s damages together with estimated post-judgment interest for three years) to stay execution of the judgment pending appeal, and Teva did so in August 2010. Teva filed several post-trial motions, all of which were denied by the trial judge, who entered judgment in September 2010. Teva believes that it has numerous grounds for reversal of the jury verdicts, which have been appealed to the Nevada Supreme Court. Teva does not believe that an award of damages in this matter is probable. Two trials have been stayed pending resolution by the Nevada Supreme Court of evidentiary issues. The argument before the Nevada Supreme Court on those issues is scheduled for March 7, 2011.

Competition Matters

In April 2006, Teva and its subsidiary Barr Laboratories were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product, certain retail chain pharmacies that purchased the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint did not name Teva or Barr as a defendant. In March 2010, the Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. In November 2009, another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. Both of these cases have been transferred to the Eastern District of Pennsylvania.

Teva Pharmaceuticals USA, Inc. (“Teva USA”) was named as a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA. Two cases that were brought individually by alleged direct purchasers were dismissed as to Teva USA pursuant to a settlement agreement between those purchasers and Teva USA. In the second quarter of 2010, Teva entered into a settlement agreement with the class plaintiffs for $10 million, which was granted final approval by the court on December 7, 2010.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro® ) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s office on behalf of a group of state attorneys general was closed without further action in December 2001. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. In November 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the Court of Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the direct purchaser plaintiffs. In October 2008, the Federal Circuit affirmed the grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs. The plaintiffs’ petition for a panel rehearing and rehearing en banc was denied in December 2008. The plaintiffs filed a petition for certiorari to the United States Supreme Court, which was denied in June 2009. In April 2010, the Second Circuit also affirmed the grant of summary judgment in the defendants’ favor on all claims by the direct purchaser plaintiffs. In May 2010,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

plaintiffs filed their petition for a rehearing en banc, which was denied in September 2010. Plaintiffs have filed a petition for certiorari to the U.S. Supreme Court. All but three of the state cases have been dismissed. Following an earlier stay of the California case, the California court granted defendants’ summary judgment motions in August 2009, and directed the entry of final judgment in September 2009. Plaintiffs have appealed this decision. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”), IVAX, and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation.

In May 2008, the United States District Court for the District of Massachusetts unsealed a drug pricing action against several generic pharmaceutical companies, including various Teva parties. The action was filed by a private party pursuant to the federal False Claims Act, and it alleges, on behalf of the federal government, drug pricing claims arising from the federal government’s contributions to the various state Medicaid programs. According to the complaint, the federal government declined to intervene in the litigation. In December 2009, the Teva parties reached an agreement in principle to settle this matter and the Florida and Texas matters mentioned below, as well as another previously unserved action in California (which Teva understands was dismissed without prejudice), and a provision for the settlement was included in the financial statements for the fourth quarter of 2009. In July 2010, the Teva parties executed a settlement agreement with the plaintiffs, pursuant to which the pending actions were dismissed.

Additionally, a number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) have been named in one or more actions in numerous states relating to reimbursements under Medicaid or other programs, including Alaska, Florida, Hawaii, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, New York, Oklahoma, South Carolina, Texas, Utah and Wisconsin. In addition to the actions relating to their Medicaid programs, the states of Mississippi and South Carolina have brought actions in their state courts on behalf of their state health plans. In addition to the settlements noted above, the Teva parties reached settlements with Alaska, Hawaii, Idaho, Kentucky and the New York litigants, as well as a settlement in principle with counsel for the state of Iowa. A provision for the cases, including the settlements, was included in the financial statements for the fourth quarter of 2009.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). In March 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement in July 2008, and a hearing for final approval is scheduled for April 2011. A provision for these matters, including Sicor’s share of the MDL settlement payment, was included in the financial statements.

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

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged non-compliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, for oversight by governmental authorities and the response costs associated with such oversight and for any related damages to natural resources. Teva and/or its subsidiaries have been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s (or its predecessors’) facilities or former facilities that may have adversely impacted a site.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties, in amounts not currently determinable, and require that corrective action measures be implemented.

NOTE 13—EQUITY:

a.	Share capital:

As of December 31, 2010, there were 937 million ordinary shares issued (December 31, 2009—923 million). Teva shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of American Depository Shares, each of which represents one ordinary share, on the Nasdaq Global Select Market in the United States. In addition, as at December 31, 2010 and 2009, there were five million outstanding special shares, issued by a subsidiary, that are exchangeable at any time at the discretion of their holders into ordinary shares of the Company at a 1:1 ratio.

In 2010, Teva spent $99 million to repurchase approximately 1.9 million of its shares pursuant to repurchase plans, which were authorized by Teva’s board of directors in 2010.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

b.	Registered offerings:

In December 2008, the Company filed a shelf registration statement with the U.S. Securities and Exchange Commission. Under this registration statement, Teva may, from time to time, sell shares, debt securities and/or any other securities described in the registration statement in one or more offerings. During 2010, Teva issued senior notes in an aggregate amount of $2,500 million (see note 10).

c.	Stock-based compensation plans:

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

On June 29, 2010, Teva Long-Term Equity-Based Incentive Plan was approved by the shareholders, under which 70 million equivalent stock units, including both options exercisable into ordinary shares and RSUs, were approved for grant. As of December 31, 2010, 62 million equivalent stock units remain available for future awards.

In the past, we had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards granted under such prior plans continue in accordance with the terms of the respective plans.

The vesting period of the options and RSUs is generally 2 to 4 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options or RSUs are identical to those of the other ordinary shares of the Company. The contractual term of these options is primarily for seven years in prior plans and ten years for options granted under the newly approved plan described above.

Status of options

A summary of the status of the option plans as of December 31, 2010, 2009 and 2008, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2010		2009		2008
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	30,057	38.66	29,212	31.54	35,380	27.57
Changes during the year:
Granted*	6,062	50.62	8,504	51.91	4,512	41.42
Exercised	(7,273)	24.53	(6,805)	24.70	(9,273)	20.58
Forfeited	(682)	43.29	(854)	37.90	(1,407)	35.51

Balance outstanding at end of year	28,164	44.89	30,057	38.66	29,212	31.54

Balance exercisable at end of year	9,862	36.17	12,719	28.77	15,291	24.38

*	In 2008, options granted include 0.3 million vested stock options issued in connection with the acquisition of Barr. See note 2b.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The weighted average fair value of options granted during the years under Teva plans estimated by using the Black-Scholes option-pricing model, was $9.7, $11.7 and $9.9 for the years ended December 31, 2010, 2009 and 2008, respectively. The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of: 2010— 1.7%, 2009—1.5% and 2008—1.1%; expected volatility of: 2010 —24%, 2009—25% and 2008—25%; risk-free interest rates (in dollar terms) of: 2010—1.7%, 2009—2.2% and 2008—1.8%; and expected lives of: 2010—5 years, 2009—5 years and 2008—5 years.

The expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. The expected life assumption reflects the expected life based on historical incidence of exercise of options. The dividend yield assumption reflects the expected dividend yield based on historical dividends. Pre-vesting forfeiture rates of between 2% and 8% were estimated based on pre-vesting forfeiture experience.

The following tables summarize information at December 31, 2010 regarding the number of ordinary shares issuable upon: (1) outstanding options and (2) vested options.

(1) Number of ordinary shares issuable upon exercise of outstanding options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.30 - $15.20	564	13.99	0.49	21,498
$15.21 - $22.50	124	21.26	0.54	3,841
$22.51 - $32.30	1,820	31.18	2.25	38,135
$32.31 - $41.00	3,885	34.83	3.04	67,200
$41.01 - $43.00	4,041	42.27	3.76	39,846
$43.01 - $45.00	3,522	44.03	4.11	28,530
$45.01 - $52.00	9,020	49.78	8.10	21,197
$52.01 - $65.00	5,188	54.64	5.97	—

Total	28,164	44.89	5.32	220,247

(2) Number of ordinary shares issuable upon exercise of vested options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.30 - $15.20	564	13.99	0.49	21,498
$15.21 - $22.50	124	21.26	0.54	3,841
$22.51 - $32.30	1,820	31.18	2.25	38,135
$32.31 - $41.00	2,990	33.62	2.62	55,345
$41.01 - $43.00	2,293	42.44	2.85	22,214
$43.01 - $45.00	1,902	44.03	3.97	15,403
$45.01 - $52.00	169	46.62	4.28	932
$52.01 - $65.00	—	—	—	—

Total	9,862	36.17	2.75	157,368

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $52.13 on December 31, 2010, less the weighted average exercise price per range. This represents the potential amount receivable by the option holders had all option holders exercised their

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

options as of such date. The total number of in-the-money options exercisable as of December 31, 2010 was 9.9 million.

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $222 million, $161 million and $227 million, respectively, based on the Company’s average stock price of $55.1, $48.3 and $45.1 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of award, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

The following table summarizes information about the number of RSUs issued and outstanding:

	Year ended December 31,
	2010		2009		2008
	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$
		$		$		$
Balance outstanding at beginning of year	2,063	43.51	1,511	38.13	1,608	36.64
Granted	672	47.57	920	49.91	346	41.16
Vested	(379)	37.20	(291)	37.18	(260)	35.18
Forfeited	(66)	42.22	(77)	38.17	(183)	34.87

Balance outstanding at end of year	2,290	45.78	2,063	43.51	1,511	38.13

The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, based on the grant-date fair value. For the years ended December 31, 2010, 2009 and 2008, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,
	2010	2009	2008
	(U.S. in millions)
Employee stock options	$56	$37	$46
Restricted stock units (“RSUs”)	24	17	17

Total stock-based compensation expense	80	54	63
Tax effect on stock-based compensation expense	11	10	7

Net effect	$69	$44	$56

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $126 million and $62 million, respectively, at December 31, 2010, and is expected to be recognized over a weighted average period of 1.3 years for both stock options and RSUs.

d.	Retained earnings and accumulated other comprehensive income:

1)	Retained earnings available for distribution as cash dividends at December 31, 2010 include amounts the distribution of which would attract a tax of $1,315 million (see note 1u).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

2)	Dividends are declared and paid in New Israeli Shekels (“NIS”). Dividends paid per share in the years ended December 31, 2010, 2009 and 2008 were $0.74, $0.61 and $0.50, respectively. Subsequent to December 31, 2010, the Company declared an additional dividend of 0.80 NIS per share in respect of the fourth quarter of 2010.

3)	Components of accumulated other comprehensive income attributable to Teva:

	December 31,
	2010	2009
	(U.S. in millions)
Currency translation adjustment, net of tax	$386	$530
Unrealized gain from available-for-sale securities, net of tax	45	34
Unrealized loss from cash flow hedge	(70)	—
Other	(11)	(9)

Comprehensive income attributable to Teva	$350	$555

NOTE 14—INCOME TAXES:

a.	Income before income taxes is composed of the following:

	Year ended December 31,
	2010	2009	2008
	(U.S. $ in millions)
The Company and its Israeli subsidiaries	$2,511	$1,561	$1,955
Non-Israeli subsidiaries*	1,135	642	(1,155)

	$3,646	$2,203	$800

*	The loss before tax in 2008 is mainly attributable to the acquisition of research and development in process which amounted to $1,402 million.

b.	Provision for income taxes:

	Year ended December 31,
	2010	2009	2008
	(U.S. $ in millions)
In Israel	$139	$48	$145
Outside Israel	144	118	39

	$283	$166	$184

Current	560	408	490
Deferred	(277)	(242)	(306)

	$283	$166	$184

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Reconciliation of the statutory tax rate of the Company in Israel to the effective consolidated tax rate:

	Year ended December 31,
	2010	2009	2008*
Statutory tax rate in Israel	25%	26%	27%
Increase (decrease) in effective tax rate due to:
The Company and its Israeli subsidiaries—mainly tax benefits arising from reduced tax rates under benefit programs	(18%)	(19%)	(69%)
Different effective tax rates applicable to non-Israeli subsidiaries	(1%)	(3%)	(15%)
Increase in uncertain tax positions—net	2%	4%	34%
Other—mainly acquisition of research and development in process and release of prior years’ provisions	—	—	46%

Effective consolidated tax rate	8%	8%	23%

*	The large component percentages in 2008 reflect the lower income before taxation in this year, which is primarily due to the write-off of research and development in process, as a result of the acquisitions consummated in this year, which amounted to $1,402 million.

c.	Deferred income taxes:

	Year ended December 31,
	2010		2009
	(U.S. $ in millions )
Short-term deferred tax assets—net:	$		$
Inventory related		227		200
Sales reserves and allowances		166		125
Carryforward losses and deductions		89		30
Provisions for employee-related obligations		51		42
Provision for legal settlements		37		126
Other		(70)		85

		500		608
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized		(21)		(22)

		479		586

Long-term deferred tax assets (liabilities)—net:
Intangible assets		(1,318)		(1,140)
Property, plant and equipment		(131)		(197)
Provisions for employee related obligations		56		43
Carryforward losses and deductions*		351		213
Other		(39)		44

		(1,081)		(1,037)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized		(190)		(99)

		$(1,271)		$(1,136)

		$(792)		$(550)

*	This amount represents the tax effect of carry forward losses and deductions and expires as follows: 2012-2013—$38 million; 2014-2021—$96 million; 2022 and thereafter—$151 million. The remaining balance—$66 million—can be utilized with no expiration date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2010	2009
	(U.S. $ in millions)
Current assets—deferred taxes and other current assets	$554	$614
Current liabilities—other current liabilities	(75)	(28)
Deferred taxes, deferred charges and other assets	77	105
Long-term liabilities—deferred income taxes	(1,348)	(1,241)

	$(792)	$(550)

d.	Uncertain tax positions:

The following table summarizes the activity of our unrecognized tax benefits:

	Year ended December 31,
	2010	2009	2008
	(U.S. $ in millions)
Balance at the beginning of the year	$726	$631	$338
Increase related to prior year tax positions, net	20	98	102
Increase related to current year tax positions	47	35	204
Tax assessment settlements	(15)	(37)	(34)
Liabilities assumed in acquisitions	13	—	14
Other	4	(1)	7

Balance at the end of the year	$795	$726	$631

Uncertain tax positions, mainly of a long-term nature, included accrued potential penalties and interest of $94 million, $70 million and $38 million, at December 31, 2010, 2009 and 2008, respectively. The total amount of interest and penalties in the consolidated statements of income was $25 million, $31 million and $18 million for the years ended December 31, 2010, 2009 and 2008, respectively. Substantially all the above uncertain tax positions, if recognized, would reduce our annual effective tax rate. Teva does not expect uncertain tax positions to change significantly over the next 12 months.

e.	Tax assessments:

We file income tax returns in various jurisdictions with varying statutes of limitations. The Company and its subsidiaries in Israel have received final tax assessments through tax year 2004. Subsidiaries in North America and Europe have received final tax assessments mainly through tax years 2005 and 2004, respectively.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Certain manufacturing subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions.

Most of the Company’s industrial projects and several of its Israeli subsidiaries have been granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the regular corporate tax rate which was 25% in 2010 and is gradually scheduled to be reduced to 18% in 2016). One Approved Enterprise of an Israeli subsidiary of the Company enjoys special benefits under the “Strategic Investment Track”—income accrued under this track during the benefits period is exempt from tax, and dividends distributed from such income are also exempt from Israeli tax.

Teva is a foreign investors company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises, depending on the level of foreign ownership. When foreign ownership exceeds 90%, the Approved Enterprise income is taxable at a tax rate not exceeding 10% for a 10 year period. Teva cannot assure you that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.

Income not eligible for “approved enterprise” benefits is taxed at a regular rate, which was 25% in 2010.

On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011—24%, 2012—23%, 2013—22%, 2014—21%, 2015—20% and 2016 and thereafter—18%. Deferred income tax balances have been adjusted accordingly; the effect of such adjustment was not material.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate (of NIS against the U.S. dollar) on the Company’s Israeli taxable income.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

These transactions are for periods of less than one year. The counterparties to the derivatives comprised mainly of major banks and, in view of the current financial environment, the Company is monitoring the associated inherent credit risks.

2)	Interest rate and cross-currency swaps:

During the second quarter of 2010, the Company entered into swap agreements with respect to its $1 billion principal amount of 1.50% senior notes due 2012 and its $1 billion principal amount of 3.00% senior notes due 2015.

The purpose of the interest rate swap agreements with respect to the 2012 senior notes was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva paid an effective interest rate of three months LIBOR plus an average 0.41% on the $1 billion principal amount, as compared to the stated 1.50% fixed rate. These swap agreements were terminated in November 2010.

The purpose of the interest rate and cross-currency swap agreement with respect to the 2015 senior notes was to convert the notes’ denomination from dollars to euros. As a result of this agreement, Teva pays a fixed rate of 2.36% on the euro principal amount, as compared to the stated 3.00% fixed rate on the dollar principal amount.

The above transactions were accounted for by Teva as hedge accounting.

In July 2009, the Company entered into three interest rate swap agreements with respect to its $493 million principal amount 5.55% senior notes due 2016. The purpose of the transactions was to change the interest rate from fixed to floating rate. These swap agreements were terminated in October and November 2010.

As a result of these agreements, Teva had paid an effective interest rate of six months LIBOR plus an average 1.98% on the $493 million principal amount, as compared to the original 5.55% fixed rate. The above transactions were accounted for by Teva as hedge accounting.

3)	Derivative instrument disclosure:

The fair value of derivative instruments is comprised of:

a.	Asset derivatives, comprising interest rate swap agreements, designated as hedging instruments. These are reported under long-term investments and receivables, and the fair value amounted to $10 million at December 31, 2009.

b.	Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments for accounting purposes. These are reported under deferred taxes and other current assets, and the fair value amounted to $17 million and $20 million at December 31, 2010 and 2009, respectively.

c.	Liability derivatives, comprising interest rate and cross-currency swap agreements, designated as hedging instruments. These are reported under senior notes and loans, and the fair value amounted to $123 million and $10 million at December 31, 2010 and 2009, respectively.

d.	Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments for accounting purposes. These are reported under accounts payable, and the fair value amounted to $16 million and $31 million at December 31, 2010 and 2009, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $31 million and $57 million were recognized under financial expenses—net for the years ended December 31, 2010 and 2009, respectively. Such losses offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $20 million and of $5 million were recognized under financial expenses—net for the years ended December 31, 2010 and 2009, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

4)	Derivative instruments in connection with the ratiopharm acquisition

In anticipation of the closing of the ratiopharm acquisition, the Company entered into derivative transactions, which include forward and option contracts, in the amount of €1.5 billion, in order to partially hedge the euro-denominated acquisition commitment of €3.6 billion. As these transactions did not qualify for hedge accounting, the change in fair value of these transactions was recognized under finance expenses—net, resulting in a loss of $102 million for the year ended December 31, 2010.

NOTE 16—FINANCIAL EXPENSES—NET:

	Year ended December 31,
	2010	2009	2008
	U.S. $ in millions
Interest expenses and other bank charges	$202	$230	$201
Losses from hedging transactions in connection with the ratiopharm acquisition	102	—	—
Income from investments	(57)	(58)	(127)
Foreign exchange (gain) losses—net	(22)	24	(5)
Settlement*	—	—	(100)
Other than temporary impairment of securities	—	6	376

Total finance expense	$225	$202	$345

*

Financial income in 2008 included a $100 million cash payment received in connection with a settlement agreement with an institution regarding Teva’s auction rate securities portfolio, which Teva continues to hold.

NOTE 17—LEGAL SETTLEMENTS, ACQUISITION, RESTRUCTURING AND OTHER EXPENSES AND IMPAIRMENT:

Legal settlements, impairment, restructuring and other expenses consisted of the following:

	Year ended December 31,
	2010	2009	2008
	U.S. $ in millions
Restructuring and other expenses	$260	$90	$—
Impairment of long lived assets (see also notes 6 and 7)	124	110	107
Acquisition costs	24	4	—
Legal settlements	2	434	17

Total	$410	$638	$124

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The restructuring and other expenses relate mainly to integration of new businesses under the new accounting rules, which in previous business combinations were included in the purchase price allocation, as well as cost reduction initiatives comprising closure of certain manufacturing and R&D facilities, and streamlining the staff functions and work force to achieve these goals.

Approximately half of the restructuring expense amount was paid through December 31, 2010 and the balance is expected to be paid during 2011.

The restructuring and other expenses of $260 million for the year ended December 31, 2010 is comprised of severance costs of $187 million, costs related to regulatory actions taken in facilities of $47 million, contract termination costs of $17 million, and shut down and other costs of $9 million.

Impairment of long lived assets of $124 million for the year ended December 31, 2010 includes mainly impairments of intangible assets and fixed assets as a result of the decisions to restructure the Irvine facility. Impairment of long lived assets of $110 million for the year ended December 31, 2009 included mainly impairment of fixed assets.

Legal settlements for the year ended December 31, 2009 includes mainly settlement in connection with drug pricing and intellectual property lawsuits.

NOTE 18—ENTITY WIDE DISCLOSURE:

a.)	Net sales by geographic area were as follows:

	Year ended December 31,
	2010	2009	2008
	U.S. $ in millions
North America	$9,988	$8,585	$6,413
Europe	3,947	3,271	2,976
International *	2,186	2,043	1,696

	$16,121	$13,899	$11,085

* Of which Israel	$566	$500	$476

b.)	Net sales to one major customer of total consolidated sales for the years ended December 31, 2010, 2009 and 2008 were 16%, 16% and 13%, respectively. The balance due from the Company’s largest customer accounted for 23% of the gross trade accounts receivable at December 31, 2010. Sales reserves and allowances on these balances are recorded in current liabilities (refer to note 1q). Accordingly, the net balance of the Company’s largest customer is much lower.

c.)	Net sales of Copaxone® were approximately 18%, 18% and 16% of total net sales for the years ended December 31, 2010, 2009 and 2008, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

d.)	Net sales by product lines were as follows:

	Year ended December 31,
	2010	2009	2008
	U.S. $ in millions
Generics and other*	$10,917	$9,340	$7,719
Innovative products	3,202	2,665	1,922
Speciality respiratory products	875	898	778
Active pharmaceutical ingredients	641	565	603
Women’s health	374	357	—
Biosimilars	112	74	63

	$16,121	$13,899	$11,085

*	“Other” includes non-promoted branded products, medical devices, over-the-counter products, distributed products and animal health products.

e.)	Net sales by therapeutic category, as a percentage of total sales, were as follows:

	Year ended December 31,
	2010	2009	2008
Anticancer and autoimmune	22%	22%	20%
Central nervous system	20%	16%	24%
Cardiovascular	12%	11%	13%
Gastrointestinal and metabolism	11%	10%	12%
Genito urinary system and sex hormones	8%	10%	2%
Respiratory	8%	8%	10%
Anti-infectives (includes antibiotics)	6%	6%	6%
Musculoskeletal	2%	3%	3%
Other*	11%	14%	10%

	100%	100%	100%

*	Includes eight other therapeutic categories.

f.)	Property, plant and equipment—by geographical location were as follows:

	December 31,
	2010	2009
	U.S. $ in millions
Israel	$1,227	$1,084
United States	704	712
Hungary	334	299
Germany	313	11	*
Croatia	309	339
United Kingdom	275	293
Other	1,195	1,028	*

	$4,357	$3,766

*	Reclassified.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 19—EARNINGS PER SHARE:

The net income attributable to Teva and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(U.S. in millions)
Net income attributable to Teva	$3,331	$2,000	$609
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	44	1	5

Net income used for the computation of diluted earnings per share	$3,375	$2,001	$614

Weighted average number of shares used in the computation of basic earnings per share	896	872	780
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	6	7	10
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	19	17	30

Weighted average number of shares used in the computation of diluted earnings per share	921	896	820

In computing diluted earnings per share for the years ended December 31, 2009 and 2008, no account was taken of the potential dilution of convertible senior debentures and convertible senior subordinated notes, issuable upon assumed conversion, amounting to 16 million and 17 million weighted average shares, respectively, since they had an anti-dilutive effect on earnings per share.

The following table details the number of ordinary shares and special shares less treasury shares as of each balance sheet date:

	December 31,
	2010	2009	2008
	(Number of shares, in millions)
Ordinary shares—issued	937	923	889
Special shares—exchangeable into ordinary shares (see note 13a)	5	5	5

	942	928	894
Less—treasury shares	40	38	38

	902	890	856

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 15, 2011 appearing in the 2010 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel February 15, 2011	Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2010

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2010	$99	$29	$9	$(11)	$126

Year ended December 31, 2009	$112	$13	$(20)	$(6)	$99

Year ended December 31, 2008	$83	$7	$30	$(8)	$112

Allowance in respect of carryforward tax losses:
Year ended December 31, 2010	$121	$77	$24	$(11)	$211

Year ended December 31, 2009	$108	$16	$(8)	$5	$121

Year ended December 31, 2008	$78	$14	$25	$(9)	$108

S-2