Form 20-F
period 2011-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2012-02-17
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

941,985,166 Ordinary Shares

699,092,829 American Depositary Shares

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

☐	Item 17

☑	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to “net revenues”. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli shekels. Market share data is based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated.

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

The following selected operating data for each of the years in the three-year period ended December 31, 2011 and selected balance sheet data at December 31, 2011 and 2010 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected operating data for each of the years in the two-year period ended December 31, 2008 and selected balance sheet data at December 31, 2009, 2008 and 2007 are derived from our audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

The selected financial data should be read in conjunction with the financial statements, related notes and other financial information included in this report.

The currency of the primary economic environment in which our operations in Israel and the United States are conducted is the U.S. dollar. The functional currency of most of our other subsidiaries and associated companies in most cases is their local currency.

Operating Data

	For the year ended December 31,
	2011	2010	2009	2008	2007
	U.S. dollars in millions (except per share amounts)
Net revenues	18,312	16,121	13,899	11,085	9,408
Cost of sales	8,797	7,056	6,532	5,117	4,531

Gross profit	9,515	9,065	7,367	5,968	4,877
Research and development expenses—net	1,080	933	802	786	581
Selling and marketing expenses	3,478	2,968	2,676	1,842	1,264
General and administrative expenses	932	865	823	669	637
Legal settlements, acquisition, restructuring and other expenses and impairment	901	410	638	124	—
Purchase of research and development in process	15	18	23	1,402	—

Operating income	3,109	3,871	2,405	1,145	2,395
Financial expenses—net	153	225	202	345	91

Income before income taxes	2,956	3,646	2,203	800	2,304
Provision for income taxes	127	283	166	184	386
Share in losses of associated companies—net	61	24	33	1	3

Net income	2,768	3,339	2,004	615	1,915
Net income attributable to non-controlling interests	9	8	4	6	1

Net income attributable to Teva	2,759	3,331	2,000	609	1,914

Earnings per share attributable to Teva:
Basic ($)	3.10	3.72	2.29	0.78	2.49

Diluted ($)	3.09	3.67	2.23	0.75	2.36

Weighted average number of shares (in millions):
Basic	890	896	872	780	768

Diluted	893	921	896	820	830

Balance Sheet Data

	As at December 31,
	2011	2010	2009	2008	2007
	(U.S. dollars in millions)
Financial assets (cash, cash equivalents and marketable securities)	1,748	1,549	2,465	2,065	2,875
Working capital (operating assets and liabilities)	3,766	3,835	3,592	3,944	3,454
Total assets	50,142	38,152	33,210	32,520	23,423
Short-term debt, including current maturities	4,280	2,771	1,301	2,906	1,837
Long-term debt, net of current maturities	10,236	4,110	4,311	5,475	3,259

Total debt	14,516	6,881	5,612	8,381	5,096
Total equity	22,343	22,002	19,259	16,438	13,864

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

Dividends paid by an Israeli company to shareholders residing outside Israel from 2012 and on are generally subject to withholding of Israeli income tax at a rate of up to 25%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. A 25% tax will be withheld on the dividend declared for the fourth quarter of 2011.

The following table sets forth the amounts of the dividends declared in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share).

	2011	2010	2009	2008	2007
	In cents per share
1st interim	23.2	18.8	14.5	13.1	9.9
2nd interim	23.5	18.1	15.1	12.9	9.2
3rd interim	21.9	19.3	15.9	11.8	10.0
4th interim	26.8	21.8	18.7	14.7	12.4

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Forward-Looking Statements” on page 1.

Our success depends on our ability to develop and commercialize additional pharmaceutical products.

Our financial results depend upon our ability to commercialize additional generic and innovative pharmaceutical products. Commercialization requires that we successfully develop, test and manufacture both generic and innovative products. All of our products must receive regulatory approval and meet (and continue to comply with) regulatory and safety standards; if health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market.

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

Our ability to introduce new generic products also depends upon our success in challenging patent rights held by third parties or in developing non-infringing products. Due to the emergence and development of competing products over time, our overall profitability depends on, among other things, our ability to introduce new products in a timely manner, to continue to manufacture products cost-effectively and to manage the life cycle of our product portfolio.

Sales of our innovative products, especially Copaxone®, face increasing competition, including new orally-administered therapies and potential generic versions.

Any substantial decrease in the revenues derived from our innovative products would have an adverse effect on our results of operations. Several of our innovative products currently face, or will soon face, intense competition.

For example, Copaxone®, our leading innovative product, was responsible for a very significant contribution to our profits and cash flow from operations in 2011. To date, we have been successful in our efforts to establish Copaxone® as the leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing injectable products, such as Avonex®, Betaseron®, Rebif®, Extavia® and Tysabri®. In addition, competition from the rapidly developing market segment of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, and Biogen’s BG-12, which is currently near commercialization, is expected to be especially intense in light of the substantial convenience afforded by oral products in comparison to injectables such as Copaxone®. Also, as discussed below, our patents on Copaxone® have been challenged, and we may face generic competition prior to 2014, when the U.S. Orange Book patents covering Copaxone® would otherwise expire.

Our revenues and profits from generic pharmaceutical products typically decline as a result of competition, both from other pharmaceutical companies and as a result of increased governmental pricing pressure.

Our generic drugs face intense competition. Prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies (including low-cost generic producers based in China and India) receive approvals and enter the market for a given product and competition intensifies. Consequently, our ability to sustain our sales and profitability on any given product over time is affected by the number of new companies selling such product and the timing of their approvals.

In addition, intense pressure from government healthcare authorities, particularly in highly regulated European markets, to reduce their expenditures on prescription drugs has resulted in lower pharmaceutical pricing, causing decreases in revenues and profits.

Furthermore, brand pharmaceutical companies continue to defend their products vigorously. For example, brand companies often sell or license their own generic versions of their products, either directly or through other generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for authorized generics, and brand companies do not face any other significant barriers to entry into such market. Brand companies may also seek to delay introductions of generic equivalents, by:

•	obtaining and enforcing new patents on drugs whose original patent protection is about to expire;

•	filing patent infringement suits that automatically delay the approval of generic versions by the U.S. Food and Drug Administration (“FDA”);

•	filing citizens’ petitions with the FDA contesting generic approvals on alleged health and safety grounds;

•	questioning the quality and bioequivalence of generic pharmaceuticals;

•	developing controlled-release or other slightly modified versions, which often reduce demand for the generic version of the existing product for which we are seeking approval;

•	making arrangements with managed care companies and insurers to reduce economic incentives to purchase generic versions;

•	changing product claims and product labeling; and

•	developing and marketing over-the-counter versions of brand products that are about to face generic competition.

These actions may increase the costs and risks of our efforts to introduce generic products and may delay or prevent such introduction altogether.

Our specialty pharmaceuticals business faces intense competition from companies that have greater resources and capabilities.

We face intense competition in our specialty pharmaceutical business. Many of our competitors have substantially greater experience in the development and marketing of branded, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we must demonstrate to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise more well-established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

In addition, our increased focus on innovative and specialty pharmaceuticals requires much greater use of a direct sales force than does our core generic business. Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel. Competition for qualified sales personnel is intense. We may also need to enter into co-promotion, contract sales force or other such arrangements with third parties, for example, where our own direct sales force is not large enough or sufficiently well-aligned to achieve maximum penetration in the market. Any failure to attract or retain qualified sales personnel or to enter into third-party arrangements on favorable terms could prevent us from successfully maintaining current sales levels or commercializing new innovative and specialty products.

Research and development efforts invested in our innovative pipeline may not achieve expected results.

We invest increasingly significant resources to develop innovative pharmaceuticals (which, following the Cephalon acquisition, is now a much larger component of our business), both through our own efforts and through collaborations, in-licensing and acquisition of products from or with third parties. The development of innovative drugs involves processes and expertise different from those used in the development of generic drugs, which increases the risks of failure that we face. For example, the time from discovery to commercial launch of an innovative product can be 15 years or even longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive approval processes which can vary from country to country. The longer it takes to develop a product, the less time there will be for us to recover our development costs and generate profits.

During each stage, we may encounter obstacles that delay the development process and increase expenses, leading to significant risks that we will not achieve our goals and may be forced to abandon a potential product in which we have invested substantial amounts of time and money. These obstacles may include: preclinical failures; difficulty enrolling patients in clinical trials; delays in completing formulation and other work needed to support an application for approval; adverse reactions or other safety concerns arising during clinical testing; insufficient clinical trial data to support the safety or efficacy of the product candidate; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

Because of the amounts required to be invested in augmenting our innovative pipeline, we are reliant on partnerships and joint ventures with third parties, and consequently face the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals. There is a trend in the innovative pharmaceutical industry of seeking to “outsource” drug development by acquiring companies with promising drug candidates, and we face substantial competition from historically innovative companies for such acquisition targets. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profits.

The success of our innovative products depends on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our innovative products depends substantially on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors.

We are currently engaged in lawsuits with respect to generic company challenges to the validity and/or enforceability of the patents covering Copaxone®, our leading innovative product, Azilect®, Amrix®, Fentora®, Provigil® and Nuvigil®. While we intend to defend the validity of these patents vigorously, and will seek to use all appropriate methods to prevent their infringement, such efforts are expensive and time consuming. Due to the nature of litigation, there can be no assurance that such efforts will be successful. The loss of patent protection or regulatory exclusivity on these or other innovative products could materially impact our business, results of operations, financial conditions or prospects.

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

Decreasing opportunities to obtain U.S. market exclusivity for generic versions of significant products may adversely affect our revenues and profits.

Our ability to achieve continued growth and profitability through sales of generic pharmaceuticals is dependent on our success in challenging patents, developing non-infringing products or developing products with increased complexity to provide launch opportunities with U.S. market exclusivity or limited competition. The failure to continue to develop such opportunities could adversely affect our sales and profitability.

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we are the only company authorized to sell during the 180-day period of exclusivity in the U.S. market, as provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. Even after the exclusivity period ends, there is often continuing benefit from being the first generic product in the market.

The number of significant new generic products for which Hatch-Waxman exclusivity is available, and the size of those product opportunities, vary significantly over time and are expected to decrease over the next several years in comparison to those available in the past. Patent challenges have become more difficult in recent years. Additionally, we increasingly share the 180-day exclusivity period with other generic competitors, which diminishes the commercial value of the exclusivity.

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

A core part of our strategy has been, and remains, growth through acquisitions. For example, we acquired Cephalon, Inc. in October 2011, Taiyo in July 2011, the ratiopharm-Merckle Group in August 2010, Barr Pharmaceuticals, Inc. in December 2008 and IVAX Corporation in January 2006, among others. Our rationale for the Cephalon acquisition is, in part, predicated on our ability to realize certain revenue and cost synergies. Achieving these synergies is dependent upon a number of factors, some of which are beyond our control. These synergies may not be realized in the amount or time frame that we currently anticipate.

We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical businesses and seek to integrate them into our own operations. Our reliance on acquisitions as a means of growth involves risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions that would enable us to execute our business strategy.

•	We compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•	We may not be able to obtain necessary regulatory approvals, including those of competition authorities, and as a result, or for other reasons, we may fail to consummate an announced acquisition.

•	Potential acquisitions may divert management’s attention from our existing business operations, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

•	We may fail to integrate acquisitions successfully in accordance with our business strategy or achieve expected synergies.

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

We significantly increased our leverage as a result of the acquisition of Cephalon.

We incurred approximately $6.5 billion of indebtedness in connection with the acquisition of Cephalon. As a result of this indebtedness and additional indebtedness we may incur, our principal and interest payment obligations have increased substantially and may increase further. The degree to which we are leveraged could affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In addition, due to the continuing effects of the worldwide financial crisis, capital markets have been more volatile in recent times. Such volatility may adversely affect our ability to obtain financing on favorable terms. Our ability to meet our debt service obligations will be dependent upon our future performance and access to financing, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Manufacturing or quality control problems may damage our reputation for high quality production, demand costly remedial activities and negatively impact our financial results.

The pharmaceutical industry is subject to regulation by various governmental authorities. For instance, we must comply with requirements of the FDA, European Medicines Agency and other healthcare regulators with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply with these requirements may lead to financial penalties, compliance expenditures, the recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the applicable regulator’s review of our submissions, enforcement actions, injunctions and criminal prosecution. We must register our facilities, whether located in the United States or elsewhere, with the FDA as well as regulators outside the United States, and our products must be made in a manner consistent with current good manufacturing practices (“cGMP”) or similar standards in each territory in which we manufacture. In addition, the FDA and other agencies periodically inspect our manufacturing facilities. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGMP or other regulations, or a warning letter for violations of “regulatory significance” that may result in enforcement action if not promptly and adequately corrected.

Recently, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. Our primary oral solid dose facility in Jerusalem, as well as our U.S. injectable products facility and animal health facilities, have been the subject of significant regulatory actions, requiring substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. These regulatory actions also adversely affected our ability to supply various products worldwide and to obtain new product approvals at such facilities. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

We may be susceptible to product liability claims that are not covered by insurance.

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. As we continue to expand our portfolio of available products (including products sold by companies we have acquired), we have experienced a significant increase in both the number of product liability claims asserted against us and the number of products attracting personal injury claims, and we expect that trend to continue. During 2010 and 2011, juries awarded compensatory and punitive damages of approximately $800 million against us and our distributors in cases involving our propofol product. Although we have settled some of these cases, in the event of additional significant judgments, our financial results, financial condition and access to sources of liquidity could be materially adversely affected.

Moreover, we sell, and will continue to sell, certain pharmaceutical products that are not covered by insurance. In addition, products for which we currently have coverage may be excluded from coverage in the future. Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of, and narrowed the coverage afforded by, insurance for pharmaceutical companies, including us. In order to contain insurance costs, in recent years we have adjusted our coverage profile to accept a greater degree of un-insured exposure. Accordingly, certain claims may be subject to self-insurance, exceed our policy limits or relate to damages that are not covered by our policies. Because of the nature of these claims, we are generally not permitted under U.S. GAAP to establish reserves in our accounts for such contingencies. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds.

Our agreements with brand pharmaceutical companies, which are important to our business, are facing increased government scrutiny in both the U.S. and Europe.

We are involved in numerous patent litigations in which we challenge the validity or enforceability of innovator companies’ listed patents and/or their applicability to our products, and therefore settling patent litigations has been and is likely to continue to be an important part of our business. Parties to such settlement agreements in the U.S., including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“DOJ”) for review. The FTC has publicly stated that, in its view, some of the brand-generic settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies that have entered into such agreements. Accordingly, we may receive formal or informal requests from the FTC for information about a particular settlement agreement, and there is a risk that the FTC may commence an action against us alleging violation of the antitrust laws.

Similarly, the EU Commission has placed our European operations, as well as those of several brand and generic companies, under intense scrutiny in connection with its inquiry into possible anticompetitive conditions in the European pharmaceutical sector. Beginning in January 2008 and continuing through 2010, for example, the EU Commission has conducted high-profile, unannounced raids on our European offices and those of many of our brand and generic competitors. In its July 2009 report, the EU Commission found that between 2000 and 2007, generic medicines did not reach the market on average until seven months after expiration of the relevant patent, and it has asserted that the delays were due to settlement agreements with generic companies that delayed entry of generic competition. The EU Commission is currently reviewing over 200 such settlement agreements for evidence of anticompetitive practices, including several agreements to which we are a party. There is a risk that the increased scrutiny of the European pharmaceutical sector may lead to changes in the regulation of our business that would have an adverse impact on our results of operations in Europe.

We have sold and may in the future elect to sell generic products prior to the final resolution of outstanding patent litigation, and, as a result, we could be subject to liability for damages in the U.S., Europe and other markets where we do business.

Our ability to introduce new products depends in large part upon the success of our challenges to patent rights held by brand companies or our ability to develop non-infringing products. Based upon a variety of legal and commercial factors, we may elect to sell a generic product even though patent litigation is still pending, either before any court decision is rendered or while an appeal of a lower court decision is pending. The outcome of such patent litigation could, in certain cases, materially adversely affect our business. For example, we launched a generic version of Protonix® (pantoprazole), despite the fact that litigation with the company that sells the brand versions is still pending. Although the case remains subject to appeal, we received adverse decisions in the pantoprazole litigation in 2011.

If we sell products prior to a final court decision, whether in the United States, Europe or elsewhere, and such decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and to face substantial liabilities for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing products. These damages may be significant, and could materially adversely affect our business. In the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. In addition, even if we do not suffer damages, we may incur significant legal and related expenses in the course of successfully defending against infringement claims.

Because we have substantial international operations, our sales and profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

In 2011, over 52% of our revenues came from sales outside the United States, a percentage that we expect to increase as we expand our non-U.S. operations. As a result, we are subject to significant foreign currency risks, including repatriation restrictions in certain countries. An increasing amount of our sales, particularly in Latin America, Central and Eastern European countries and Asia, is recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. We may also be exposed to credit risks in some of these markets. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

In particular, although the majority of our net sales and operating costs is recorded in, or linked to, the U.S. dollar, our reporting currency, in 2011 we recorded sales and expenses in 34 other currencies. Approximately 57% of our operating costs in 2011 was incurred in currencies other than the U.S. dollar, particularly in euros, Israeli shekels, Hungarian forints, Canadian dollars, Japanese yen and the British pound. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

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

The continuing increase in expenditures for healthcare has been the subject of considerable government attention almost everywhere we conduct business, particularly as public resources have been stretched by significant financial and economic crises in the United States and Western European countries. Both private health insurance funds and government health authorities are seeking ways to reduce or contain healthcare costs. In many countries and regions where we operate, including the United States, Western Europe, Israel, Russia, certain countries in Central and Eastern Europe and several countries in Latin America, pharmaceutical prices are subject to new government policies. These changes may cause delays in market entry or adversely affect pricing and profitability. We cannot predict which measures may be adopted or their impact on the marketing, pricing and demand for our products.

In addition, “tender systems” for generic pharmaceuticals have been implemented (by both public and private entities) in a number of significant markets in which we operate, such as Germany and Russia, in an effort to lower prices. Under such tender systems, manufacturers submit bids that establish prices for generic pharmaceutical products. These measures impact marketing practices and reimbursement of drugs and may further increase pressure on competition and reimbursement margins. Certain other countries may consider the implementation of a tender system. Failing to win tenders, or the implementation of similar systems in other markets leading to further price declines, could have a material adverse affect on our business, financial position and results of operations.

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to the lawsuits that we have previously announced.

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes. A number of state attorneys general and others have filed lawsuits alleging that we and other pharmaceutical companies reported inflated average wholesale prices, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Such allegations could, if proven or settled, result in additional monetary penalties (beyond the lawsuits we have already settled) and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of government investigations regarding drug reimbursement or pricing issues.

Government investigations into sales and marketing practices, particularly for our specialty pharmaceutical products, may result in substantial penalties.

We operate around the world in complex legal and regulatory environments, and any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings. As those rules and regulations change or as interpretations of those rules and regulations evolve, our prior conduct or that of companies we have acquired may be called into question. In the United States, we are currently responding to federal investigations into our marketing practices with regard to several of our specialty pharmaceutical products, which could result in civil litigation brought on behalf of the federal government. Responding to such investigations is costly and involve a significant diversion of management’s attention. Such proceedings are unpredictable and may develop over lengthy periods of time. Consequently, we have in the past entered into settlement agreements with governmental authorities, including corporate integrity agreements, and may do so in the future. Future settlements may involve large cash penalties that could have a material adverse effect on our results of operations or cash flows.

Regulations to permit the sale of biotechnology-based products as biosimilar drugs, primarily in the United States, may be delayed, or may otherwise jeopardize our investment in such products.

We have made, and expect to continue to make, substantial investments in our ability to develop and produce biotechnology-based products, which require significantly greater early-stage financial commitments than “small-molecule” generic product development. Although some of these products may be sold as innovative products, one of our key strategic goals in making these investments is to position Teva at the forefront of the development of biosimilar generic versions of currently marketed biotechnology products. To date, in many markets, there does not yet exist a legislative or regulatory pathway for the registration and approval of such “biogeneric” products. Significant delays in the development of such pathways, or significant impediments that may be built into such pathways, could diminish the value of the investments we have made and will continue to make in our biotechnology capabilities. For example, in the healthcare reform legislation adopted in the United States, biosimilar products may not be approved for twelve years following approval of the branded biotechnology product. As a result, generic competition may be delayed significantly, adversely affecting our ability to develop a successful biosimilars business. The FDA is in the process of establishing regulations relating to biosimilars to implement the new healthcare legislation. These regulations, when ultimately adopted, could further complicate the process of bringing biosimilar products to market on a timely basis and could thus adversely affect our ability to develop a successful biosimilars business. While the FDA recently issued guidelines, their guidelines contained features that could significantly prolong the biosimilar development process and failed to address other important concerns.

We have significant operations in countries that may be adversely affected by political or economic instability, corruption, major hostilities or acts of terrorism.

We are a global pharmaceutical company with worldwide operations. Although over 78% of our sales are in North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, including the U.S. Foreign Corrupt Practices Act, which may have a material adverse effect on our reputation and our business, financial condition or results of operations.

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

The failure to recruit or retain key personnel, including Cephalon employees, or to attract additional executive and managerial talent, could adversely affect our business, particularly during our integration of Cephalon.

Given the increasing size, complexity and global reach of our business and our multiple areas of focus, each of which would be a significant stand-alone company, we are especially reliant upon our ability to recruit and retain highly qualified management and other employees. We have recently experienced a number of departures of key senior executives, including the chief executive officer and the head of our European operations, and the degree of success of the transition to new management will have a significant effect upon our business results. In addition, the success of our research and development activities depends on our ability to attract and retain sufficient numbers of skilled scientific personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees, may delay or prevent the achievement of major business objectives.

In addition, the Cephalon acquisition involves the integration of two companies that have previously operated independently. The success of the combined company will depend in part upon the retention of key Cephalon employees, which may be difficult in light of the intense competition for qualified personnel in the pharmaceutical industry. The closing of the acquisition triggered the payout of employee equity awards (including those that were previously unvested) to Cephalon employees, eliminating the retention effect of such awards.

Sales of our products may be adversely affected by the continuing consolidation of our customer base.

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2011 accounted for 14% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products.

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

Because our facilities are located throughout the world, we are subject to varying patent laws that may adversely affect our ability to manufacture our products in the most efficient manner.

We are subject to legislation in all countries where we have manufacturing facilities relating to patents. Modifications of such legislation or court decisions regarding such legislation may adversely affect us and may impact our ability to export products manufactured in any such country in a timely fashion. Additionally, the existence of third-party patents in such countries, with the attendant risk of litigation, may cause us to move production to a different country (with potentially serious timing delays) or otherwise adversely affect our ability to export certain products from such countries. For example, legislation is currently pending in Israel that may affect the duration of patent term extension provisions.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly to $28.6 billion as a result of our acquisitions, and may increase further following future acquisitions as a result of changes in U.S. accounting rules regarding the treatment of in-process research and development. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions, and significant judgment is required in determining our provision for income taxes. Likewise, we are subject to audit by tax authorities in many jurisdictions. In such audits, our interpretation of tax legislation might be challenged and tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions under our inter-company agreements. Although we believe our estimates are reasonable, the ultimate outcome of such audits and related litigation could be different from our provision for taxes and might have a material adverse effect on our financial statements.

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

Introduction

Teva Pharmaceutical Industries Limited (“Teva”) is a global pharmaceutical company that combines the world’s leading generics business with a world-class specialty pharmaceuticals business, as well as a new joint venture focusing on over-the-counter (“OTC”) products. Our mission is to provide a broad range of affordable and effective medicines to patients around the world. We seek to capitalize on the dynamics of a growing generic market, including: aging populations, economic pressures on governments to provide less expensive healthcare options, legislative reform and the movement of decision-making power to payors, unmet needs in the market for pharmaceuticals and the growing importance of OTC medications. We believe that our broad product offerings, economies of scale, expansive geographic reach and globally integrated infrastructure position us to take advantage of these dynamics.

Our business comprises three primary areas—generic, branded and OTC products:

•

We are the leading generic drug company in the world and have held the leading position in the United States for almost a decade. We are also the leading generic drug company in Europe, where we have a balanced presence throughout the region. In addition, we have significantly increased our presence in our “rest of the world” markets. We are now the third leading generics company in Japan and have experienced significant growth in Russia and Latin America.

•	With our recent addition of Cephalon’s branded business, we have established a world-class specialty pharmaceutical business with an extensive late-stage pipeline.

•

We have significantly strengthened our OTC business through the creation of a joint venture with The Procter & Gamble Company (“P&G”), whose marketing expertise and expansive global platform provide a competitive advantage.

In 2011, approximately 56% of our revenues were generated from generic pharmaceuticals, including active pharmaceutical ingredients (“APIs”) sold to third parties, and approximately 35% from branded products, which include Copaxone® for multiple sclerosis, Azilect® for Parkinson’s disease, our respiratory and women’s health products and products from the Cephalon portfolio. With the acquisition of Cephalon in late 2011, our branded portfolio was expanded to include, most significantly, Provigil® for excessive sleepiness associated with narcolepsy, obstructive sleep apnea and shift work disorder, and Treanda® for chronic lymphocytic leukemia and indolent B-cell non-Hodgkin’s lymphoma that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. Our remaining revenues were generated from our joint venture with P&G and our other activities such as our Hungarian and Israeli distribution services to third parties. We expect our revenues from branded products to increase as a result of the Cephalon acquisition.

In 2011, we generated approximately 48% of our revenues in the United States, approximately 31% in Europe (which for the purpose of this report includes all European Union (“EU”) member states, Norway and Switzerland) and approximately 21% in our rest of the world markets (primarily Canada, Latin America, Israel, Russia and other Eastern European countries that are not members of the EU). For a three year breakdown of our revenues by business line and by geography, see “Item 5: Operating and Financial Review and Prospects—Results of Operations.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, and our telephone number is +972-3-926-7267. Our website is www.tevapharm.com.

Strategy

Our strategy is designed to reinforce our balanced business model by diversifying our sources of revenue so that we are not dependent on any single market or product. While we expect generic pharmaceuticals to remain our main business, we continue to seek to increase the number of marketed products in our branded portfolio. We also continue to seek greater geographical diversity, with European and rest of the world markets comprising a greater portion of our revenues. Key elements of our strategy include:

•

Increasing Our Generic Market Share: Growing our market share, particularly in Europe and in key markets in Latin America, Central and Eastern Europe and Asia, which currently have low generic penetration rates, as well as in the United States, the world’s largest market for generic pharmaceuticals. We believe that such growth will result from (i) the growing demand for generic pharmaceuticals, (ii) new product opportunities, as brand products with 2011 sales of approximately $135 billion will lose patent protection by 2015, and (iii) our competitive advantages and existing leadership positions in many markets;

•

Investing in Our Generic Portfolio: Improving our generic R&D capabilities and production capacity, with a focus on capturing more high-value opportunities, in particular more complex products with greater barriers to entry, in key markets, as well as leveraging our broad product portfolio to enhance our market position globally;

•

Expanding Branded Pharmaceuticals: Building on our and Cephalon’s branded product pipeline and capabilities in combination with existing R&D, licensing and other business development opportunities. We now have over 40 products in various stages of clinical development, over half of which are in Phase III or beyond. Our focus is two-fold: strengthening existing therapeutic areas, such as our central nervous system, oncology, respiratory and women’s health products, while exploring opportunities to expand into other niche therapeutic areas;

•

Increasing Global OTC Opportunities: Expanding global sales of OTC products through our new joint venture with P&G. We are leveraging our broad geographic reach, experience in R&D, regulatory and manufacturing expertise and extensive portfolio of products with P&G’s strong brand-building, consumer-led innovation and go-to-market capabilities;

•

Investing in Biopharmaceuticals: Continuing to invest, either directly or in partnership with others, in the technologies, infrastructure and capabilities necessary to develop and produce affordable biopharmaceuticals, including biosimilars;

•

Expanding Vertical Integration: Expanding our already significant vertical integration to provide us with early access to high quality APIs and improve our profitability, in addition to further enhancing our API R&D capabilities;

•

Enhancing Customer Service: Rapidly responding to customers’ needs by broadening our product portfolio, executing more new product launches, optimizing our global supply chain, helping customers more efficiently manage their inventory and customizing shipping methods based on specific customer needs; and

•

Pursuing Potential Acquisitions: Continuing to evaluate potential acquisitions, collaborations and other business combinations that will complement or enhance our existing businesses, either through expanding our market share in attractive geographies or acquiring niche specialty products.

During the past year, among the important steps we took to advance our long-term goals were the acquisitions of Cephalon, Taiyo, Teva-Kowa, Théramex and Infarmasa and the formation of our OTC joint venture with P&G.

•

Cephalon: In October 2011, we acquired Cephalon, Inc., a global biopharmaceutical company with a strong marketed portfolio and pipeline of branded products, for $6.5 billion in cash. This acquisition diversified our branded portfolio and enhanced our late-stage innovative pipeline.

•

Taiyo: In July 2011, we acquired Taiyo Pharmaceutical Industry Co. Ltd. for $1.1 billion in cash. Taiyo has developed one of the largest portfolios of generic products in Japan with over 550 marketed products, and its advanced production facilities enable it to produce a wide range of dosage forms on a large scale.

•

Teva-Kowa: In September 2011, we acquired from Kowa Company Ltd. the remaining 50% of our Japanese joint venture that we did not already own for $150 million in cash. This acquisition, together with Taiyo, has made Teva the third largest generic pharmaceuticals company in Japan.

•

PGT Consumer Healthcare: In November 2011, we formed a consumer health care joint venture with P&G, which combined the companies’ OTC pharmaceutical businesses in all markets outside North America. We own 49% of the joint venture, and P&G holds the remaining 51%.

•	Laboratoire Théramex: In January 2011, we acquired Laboratoire Théramex, whose product portfolio includes a wide variety of women’s health products sold in over 50 countries, primarily in Europe.

•

Infarmasa: In January 2011, we also acquired Corporación Infarmasa, a top ten pharmaceutical company in Peru with over 500 branded and unbranded generic drugs. Following the acquisition, we became one of the top two pharmaceutical companies in Peru.

Product Offerings

Generic Products

Generic pharmaceuticals are the chemical and therapeutic equivalents of originator pharmaceuticals and are typically sold at prices substantially below those of the originator’s product. Generics are required to meet similar governmental regulations as their brand-name equivalents offered or sold by the originator (such as those relating to manufacturing processes and FDA inspections) and must receive regulatory approval prior to their sale in any given country. In the United States, the world’s largest generic market, generic pharmaceuticals may be manufactured and marketed if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged and invalidated or otherwise circumvented.

We manufacture and sell generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants. We offer a broad range of basic chemical entities, as well as specialized product families such as sterile products, hormones, narcotics, high-potency drugs and cytotoxic substances, in both parenteral and solid dosage forms.

Sales of generic pharmaceuticals have benefitted from increasing awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging generic substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generics for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. Further, more governments are issuing regulations designed to increase generic penetration, in countries as diverse as Japan and Brazil. We believe that these factors, together with an aging population and an increased focus on decreasing healthcare costs, as well as the large number of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market.

The increasing acceptance of generic drugs globally has been mirrored by an increasing number of generic producers, and in recent years, by consolidation among generic producers. In addition, a number of innovative pharmaceutical producers have begun investing in producing and marketing generic drugs, either via internal growth or via acquisitions. The increased level of competition also impacts the pricing of generic products.

In markets such as the United States, the United Kingdom, the Netherlands and Israel, generic pharmaceuticals are substituted by the pharmacist for their brand name equivalent. In these so called “pure generic” markets, physicians or patients have little control or say over the choice of generic manufacturer; generic drugs are not actively marketed or promoted to physicians and the relationship between the generic manufacturer and the pharmacy chains and distributors, health funds, and other health insurers is critical. In markets such as Poland, Austria and Hungary, as well as some Asian and Latin American countries, generics are sold under brand names, alongside the originator brand. In many of these “branded generic” markets, pharmacists dispense the specific pharmaceutical product prescribed by the physician, and substitution between originator brand, branded generic and/or generic manufacturers is often limited without the physician’s consent. In other markets, substitution is permitted but may be limited by market forces such as brand strength and reimbursement policies. In the branded generic markets, generic products are actively promoted and a sales force is necessary. Other markets, such as Germany, France, Italy and Spain, are hybrid markets with elements of both approaches.

Through coordinated global research and development activities, we constantly seek to expand our range of generic products, with an emphasis on high-value products, including those with high barriers to entry. Our generic product development strategy is two-fold: to be the first to introduce generic products to market and to achieve market introduction at the earliest possible date, which may involve attempting to invalidate or otherwise legally circumvent existing patents. We actively review pharmaceutical patents and seek opportunities to challenge those patents that we believe are either invalid or would not be infringed by a generic version. From time to time we enter into agreements settling patent litigation with brand companies. We believe that these agreements benefit both consumers, by accelerating the introduction and increasing the availability of our lower cost generic products, and us, by removing uncertainty regarding possible litigation risks. We will continue to evaluate any potential future settlements on a case-by-case basis.

When considering whether to develop a generic medicine, we take into account R&D recommendations, manufacturing capabilities, regulatory and IP restrictions and commercial factors. In furtherance of this strategy, we also seek to enter into alliances to acquire rights to products we do not have or to otherwise share development costs or litigation risks, or to resolve patent barriers to entry.

We have the largest generic R&D team in the industry, with capabilities in a wide range of dosage forms and therapeutic areas as well as in specialized product families, such as hormones, narcotics, high-potency drugs and cytotoxic substances. Due to our R&D capabilities, global presence, robust technology and vertical integration, we offer the largest product portfolio in the generic industry and are well-positioned to respond quickly and efficiently to new opportunities.

Our position in the generics market is supported by our API R&D and manufacturing activities, which provide significant vertical integration for our own products and which we also sell to third parties. APIs used in pharmaceutical products are also subject to regulatory oversight by national health authorities. We currently have a portfolio of over five hundred U.S. and European active API registrations. In selling our API products, we compete globally with other specialty chemical producers.

Branded Products

Our branded business is focused on delivering innovative solutions to patients and providers via pharmaceuticals, devices and services. Our global business reaches all key regions and markets. We focus on niche, specialty markets that allow us to have a deep understanding of the therapeutic area and patient and provider needs, while enhancing the efficiency of our commercial model. We offer branded products in several therapeutic classes, including central nervous system (“CNS”), respiratory, women’s health and oncology.

We seek to address unmet needs in niche areas through the acquisition of assets that we then develop and register for commercialization in global markets. These unmet needs are addressed through innovative new chemical entities (such as in CNS or oncology) or through the enhancement of delivery of existing chemical entities (respiratory or women’s health).

Through our size and scale, we are able to realize efficiencies in how we market to large customers such as wholesalers, retailers and payors. We can focus on specialists in the areas we promote through sales and marketing, while benefiting from the scale of our business with large customers.

Our branded products face intense competition from both other branded and generic pharmaceuticals, each within their respective indication. We believe that our primary competitive advantages are the body of scientific evidence substantiating the safety and efficacy of our different products, as well as physicians’ experience with them.

Central Nervous System

Our expanding CNS portfolio includes two leading proprietary drugs, Copaxone® for the treatment of multiple sclerosis and Azilect® for the treatment of Parkinson’s disease, as well as several novel therapies for the treatment of pain and sleep disorders. We are dedicated to improving the lives of people with neurological disorders and seek to strengthen our innovative CNS pipeline.

Copaxone® (glatiramer acetate injection), our largest and first major branded product, is the leading multiple sclerosis therapy and is approved in more than 50 countries worldwide, including the United States, Russia, Canada, major Latin American markets, Australia, Israel, and all European countries. Copaxone® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis (RRMS), including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

Multiple sclerosis is the most common cause of neurological disability in young adults and affects more than 2.5 million people worldwide. In the majority of patients, the disease is of the relapsing-remitting form, which is manifested by relapses followed by recovery or remission.

Copaxone®, the first non-interferon immunomodulator approved for the treatment of RRMS, has a unique mechanism of action that works with the immune system unlike many therapies that rely on general immune suppression or cell sequestration to exert their effect. By working with the immune system to help restore the immune system balance, Copaxone® provides both efficacy and safety for the long-term. Additionally, both clinical and preclinical research indicates that Copaxone® reduces brain volume loss and increases the production of factors that enhance neuronal repair. Copaxone® provides a sustainable treatment approach with strong long-term efficacy and safety as proven by more than one million patient years of treatment and 20 years of clinical experience.

We are approaching the end of a long-term collaborative agreement with Sanofi for the marketing of Copaxone® in Europe and other markets. In 2010, we assumed the distribution and marketing responsibilities for Copaxone® in the United Kingdom, the Czech Republic and Poland. On February 1, 2012, we assumed the marketing responsibilities for Copaxone® in all other European countries, and will also do so in Australia and New Zealand effective March 1, 2012. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable countries in Europe for a period of two years from when we assumed marketing responsibilities. Although we have recorded higher revenues as a result of these changes, we also become responsible for certain marketing and administrative expenses, which are no longer shared with Sanofi.

We have Orange Book-listed patents relating to Copaxone® with terms expiring in May 2014 as well as a non-Orange Book patent expiring in September 2015 in the United States. Additionally, we have patents expiring in May 2015 in most of the rest of the world. We also hold patents protecting various aspects of the process of preparing Copaxone® and methods of analyzing this product that expire between 2019 and 2024. Copaxone® is subject to various patent challenges in the United States. See note 12b to the consolidated financial statements.

Teva remains committed to the continued research and development of Copaxone®. In June 2011, we announced the completion of patient enrollment for the GALA trial—a Phase III trial designed to examine the efficacy, safety and tolerability of 40mg Copaxone® administered three times a week compared to placebo in patients with RRMS. This dose (glatiramer acetate, 40mg) is a higher strength than the currently marketed 20mg of Copaxone® injected daily. Results from the GALA trial are expected in mid 2012.

Additionally, we plan to continue to study a reduced-volume injection of Copaxone® designed to enhance the patient injection experience as it relates to injection pain and injection site reactions.

The principal therapies which closely compete with Copaxone® are the four first-line beta-interferon products: Avonex®, Betaseron®, Extavia® and Rebif®. We expect that in the next few years, the multiple sclerosis treatment landscape will change significantly, primarily as a result of new and emerging therapies. In September 2010, the first oral drug, Gilenya® (fingolimod), was approved by the FDA for the treatment of RRMS patients and included a risk evaluation and mitigation strategies (REMS) program to inform healthcare providers about serious safety risks, including bradyarrhythmia and atrioventricular block at treatment initiation, infections, macular edema, respiratory effects, hepatic effects, and fetal risk. Gilenya® has been authorized in the European Union since March 2011. In January 2012, the European Medicines Agency (“EMA”) initiated a formal review of Gilenya®, following cases of death and serious cardiovascular events in patients who had recently started treatment with the medicine.

Provigil® (modafinil), which was launched by Cephalon in 1999, is indicated for the treatment of excessive sleepiness associated with narcolepsy, obstructive sleep apnea (“OSA”) and shift work disorder (“SWD”). We expect that Provigil® will face competition in the United States beginning in April 2012, and, as a result, Provigil® revenues will materially decline. Outside the United States, Provigil® currently is approved, under various trade-names, in more than 30 countries, including France, the United Kingdom, Ireland, Italy and Germany, for the treatment of excessive daytime sleepiness associated with narcolepsy. In certain of these countries, we also have approval to market Provigil® to treat excessive sleepiness in patients with OSA and/or SWD.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy, OSA and SWD. It was launched by Cephalon in June 2009.

In January 2011, Cephalon announced positive results from a Phase IV clinical trial of Nuvigil®, in patients experiencing excessive sleepiness associated with SWD, specifically during the end of their night shifts (i.e., 4:00 a.m. to 8:00 a.m.), including the commute home. The study data showed statistically significant improvement in overall clinical condition related to late-shift sleepiness in patients receiving Nuvigil®, compared to the placebo group. This was the largest trial ever conducted in this patient population, with more than 380 patients randomized to treatment with Nuvigil® or placebo.

Following the positive results of a Phase II clinical trial of Nuvigil® as adjunctive therapy for treating major depressive disorder in adults with bipolar I disorder, Cephalon initiated three Phase III clinical trials, the first of which is expected to be completed in early 2012 and the remaining two trials in late 2012 or early 2013.

Several products, including methylphenidate products, compete with Provigil® and Nuvigil®.

Nuvigil® is protected by patents expiring in 2024, which are subject to various patent challenges in the United States.

Azilect® (rasagiline tablets) is indicated as initial monotherapy and as an adjunct to levodopa for the treatment of Parkinson’s disease, the second most common neurodegenerative disorder.

Azilect® is a second-generation, irreversible monoamine oxidase type B (MAO-B) inhibitor, indicated for treating the signs and symptoms of Parkinson’s disease in both early and moderate to advanced stages of the disease, with a favorable tolerability and safety profile. Although symptom-reducing therapies are available, many of them have efficacy, safety and tolerability concerns.

Azilect® was launched in its first market, Israel, in March 2005, followed by a rolling launch in various European markets, and became available in the United States in 2006. Currently, Azilect® is approved for marketing in 45 countries.

Based on the results of the ADAGIO study, in December 2010, we filed a supplemental New Drug Application (sNDA) for Azilect® seeking an expanded label for the slowing of clinical progression of Parkinson’s disease. In January 2012, we received a complete response letter from the FDA relating to the application. We are reviewing the details of the letter and evaluating next steps.

We jointly market Azilect® with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other rest of the world markets.

Azilect® is protected in the United States by several patents that will expire between 2012 and 2027. We hold European patents covering Azilect® that will expire in 2014. Supplementary Protection Certificates have been granted in a number of European countries with respect to the patent expiring in 2014, thereby extending its term to 2019. Azilect® has data exclusivity protection in EU countries until 2015. Azilect® is subject to various patent challenges in the United States.

Azilect®’s competitors include both branded and generic versions of the newer non-ergot dopamine agonists class, including Mirapex® /Sifrol® (pramipexole), Requip® (ropinirole) and Neupro® (rotigotine), which are indicated for all stages of Parkinson’s disease, as well as Comtan®, a COMT inhibitor, indicated only for adjunct therapy in moderate to advanced stages of the disease.

Pain therapy. As a result of the Cephalon acquisition, our CNS portfolio now also includes Fentora® (fentanyl citrate buccal tablet) and Actiq® (oral transmucosal fentanyl citrate) for the treatment of breakthrough pain in opioid-tolerant adult patients with cancer, and Amrix® (cyclobenzaprine hydrochloride extended-release capsules) for relief of muscle spasm in acute, painful, musculoskeletal conditions.

Respiratory Products

We are committed to delivering a range of respiratory products for asthma, chronic obstructive pulmonary disease (COPD) and allergic rhinitis. Our portfolio includes innovative new chemical entities, as well as existing products that utilize specific proprietary delivery devices.

In recent years, we have continued to build upon our experience in the development, manufacture and marketing of inhaled respiratory drugs delivered by metered-dose and dry powder inhalers, primarily for bronchial asthma and COPD. In addition, we have invested in high quality manufacturing capability for press and breathe metered-dose inhalers, nasal sprays and nebulizers.

Below is a description of our main respiratory products:

ProAir™ (albuterol HFA) is an inhalation aerosol with a short-acting beta-agonist for the treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm. Albuterol is the standard-of-care reliever therapy for these indications and one of the main components of most asthma and COPD treatments. The efficacy and safety profile of albuterol, which is used by millions of patients every day around the world, is well established. ProAir™ is marketed in the United States only and is the market leading reliever therapy.

Four major brands compete with ProAir™ in the U.S. market for the short acting beta agonist segment: Ventolin® (albuterol) by GlaxoSmithKline, Proventil® (albuterol) by Merck, Xopenex® (levalbuterol) by Sunovion and Maxair® (pirbuterol) by Graceway.

Qvar® (beclomethasone diproprionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Inhaled corticosteroids are the standard-of-care maintenance therapy for asthma. Qvar® is the fastest growing inhaled corticosteroid in the United States, capturing approximately 23% of the market. Teva directly markets Qvar® in the United States and major European markets. It is manufactured for us by 3M.

Four major global brands compete with Qvar® in the mono inhaled corticosteroid segment: Flixotide/Flovent® (fluticasone) by GlaxoSmithKline, Pulmicort® (budesonide) by AstraZeneca, Asmanex® (mometasone) by Merck and Alvesco® (ciclesonide) by Nycomed.

Oncology Products

Our oncology product line was enhanced by the addition of Treanda® through the Cephalon acquisition, as well as several late stage oncology development programs. Our development efforts are aimed at broadening our reach beyond the current hematology focus to include treatment of a variety of solid tumors and include novel new chemical entities as well as innovative biological approaches.

Treanda® (bendamustine hydrochloride) is approved in the United States for the treatment of patients with chronic lymphocytic leukemia (CLL) and patients with indolent B-cell non-Hodgkin’s lymphoma (NHL) that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. We hold rights to Treanda® in the United States and certain other countries.

We are currently conducting a Phase III clinical trial of Treanda® in combination with Rituxan®, as a front-line treatment for NHL. In addition, results of an independent Phase III clinical study conducted by the German Study for Indolent Lymphomas Group (the “StiL Group”) in Giessen, Germany were announced in December 2009. The study for the first-line treatment of patients with advanced follicular, indolent, and mantle cell lymphomas indicated better tolerability and more than a 20-month improvement in median progression free survival when treated with Treanda® in combination with rituximab compared to cyclophosphamide, doxorubicin, vincristine, and prednisone in combination with rituximab. In December 2011, we submitted the StiL Group’s study results to the FDA as an sNDA for Treanda® for the treatment of front-line indolent B-cell NHL. Treanda® is protected by New Chemical Entity exclusivity until March 2013. Additionally, in December 2011, we submitted to the FDA a request for pediatric extension for Treanda®. If the pediatric extension is granted, the exclusivity for Treanda® will be extended until September 2013.

Treanda®’s competitors include other combination therapies such as R-CHOP (a combination of cyclophosphamide, vincristine, doxorubicin and prednisone in combination with rituximab) and CVP-R (a combination of cyclophosphamide, vincristine and prednisolone in combination with rituximab) for the treatment of NHL, as well as FCR (a combination of fludarabine, doxorubicin and rituximab) for the treatment of CLL.

Tevagrastim®/Ratiograstim® (filgrastim) are Granulocyte Colony Stimulating Factor (GCSF) based products that stimulate the production of white blood cells and are primarily used to reduce the risk of infections in oncology patients receiving chemotherapy. In September 2008, Tevagrastim® and Ratiograstim®, jointly developed by Teva and ratiopharm, became the first biosimilar GCSFs to be approved by the EMA. Clinical trials have demonstrated that Tevagrastim® and Ratiograstim® have an efficacy and safety profile equivalent to that of Amgen’s Neupogen®, the first GCSF product. Tevagrastim® and Ratiograstim® have been approved for the entire scope of Neupogen®’s therapeutic indications and are available in most European countries.

Eporatio® (erythropoietin) stimulates the production of red blood cells and is indicated for the treatment of renal anemia or chemotherapy-induced anemia. Clinical trials have demonstrated that Eporatio® has an efficacy and safety profile equivalent to that of Roche’s NeoRecormon®. Eporatio® is now approved in all 27 EU member states, Norway, Switzerland and Iceland.

Women’s Health Products

Our Women’s Health product line focuses on several therapeutic areas, including oral contraceptives, intrauterine contraception, hormone therapy treatments for menopause/perimenopause, and therapies for use in infertility and urinary incontinence.

Below is a description of our main Women’s Health products in the United States:

Plan B® One-Step OTC/Rx (levonorgestrel) is an emergency oral contraceptive which consists of a single tablet dose of levonorgestrel for emergency contraception. Plan B® One-Step is intended to prevent pregnancy when taken within 72 hours after unprotected intercourse or contraceptive failure and is available over-the-counter for consumers 17 years of age and older and by prescription for women under 17.

ParaGard® T380 A (intrauterine copper contraceptive) is a non hormonal intrauterine contraceptive. ParaGard® provides women with a highly effective, long-term, reversible, non-hormonal contraceptive option. It is the only intrauterine contraceptive approved for up to 10 years of continuous use and is more than 99% effective at preventing pregnancy.

In January 2011, we completed the acquisition of Théramex Labratories, as part of our efforts to expand our women’s health business into key growth markets in Europe. Key products sold by Théramex include: Orocal®, a calcium supplement for the treatment of osteoporosis; Colpotrophine®, for vaginal atrophy; Lutenyl®, for menopause; Monazol®, for fungal dermatitis; Estreva®, for estrogen deficiencies; Antadys®, for dysmenorrhea; and Leeloo Gé®, an oral contraceptive. In addition, Théramex (in partnership with Merck & Co.) has developed Zoely®, a novel oral contraceptive combination of an estrogen identical to natural estrogen and a selective progestin. Zoely® was launched in France in December 2011 and in Belgium in January 2012. We hold the marketing rights for Zoely® in several European countries.

Consumer Healthcare Joint Venture

In November 2011, we formed PGT Healthcare, a consumer healthcare joint venture with P&G. The joint venture focuses on branded OTC medicines in categories such as cough/cold and allergy, digestive wellness, vitamins, minerals and supplements, analgesics and skin medications, and will operate in all markets outside North America. Its leading brands are Vicks®, Metamucil®, Pepto-Bismol® and ratiopharm®. The joint venture will also develop new brands for the North American market and certain global markets. We own 49% of the joint venture, and P&G holds the remaining 51%.

PGT Healthcare combines the companies’ OTC businesses outside of North America, and is expected to grow by capitalizing on:

•	P&G’s strong brand-building, consumer-led innovation and go-to-market capabilities;

•	our broad geographic reach, experience in R&D, regulatory and manufacturing expertise and extensive portfolio of products;

•	expanding the partners’ product and brand portfolios into more countries with large and fast-growing OTC markets;

•	expanding into new OTC categories (such as prescription products that have become OTC products); and

•	each company’s scale and operational efficiencies.

Other Revenues

We have other sources of revenues, such as sales of third party products for which we act as distributors, mostly in Israel and Hungary, and which are typically low margin activities. In 2011, our distribution activities to third parties comprised the majority of our Other Revenues. Also included are sales of animal health products, medical device products and other miscellaneous items.

Teva’s Markets

United States

In the United States, Teva is a leading pharmaceutical company, with a strong presence in both the generic and branded markets.

Generic Pharmaceuticals

We are the leading generic drug company in the United States We market over 400 generic products in more than 1,300 dosage strengths and packaging sizes, including oral, injectables and inhaled products. We believe that the breadth of our product offerings has been and will continue to be of strategic significance as the generics industry grows and as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

In 2011, we led the U.S. generic market in total prescriptions and new prescriptions, with total prescriptions amounting to approximately 524 million in 2011, representing 17.1% of total U.S. generic prescriptions. We expect that our U.S. market leadership will continue to be based on our ability to introduce new generic equivalents for brand-name products on a timely basis, emphasis on customer service, the breadth of our product line, our commitment to regulatory compliance and our cost-effective production.

We expect that our revenues in the United States will continue to be fueled by our strong U.S. generic pipeline, which, as of February 5, 2012, had 177 product registrations awaiting FDA approval (including some products through strategic partnerships), including 47 tentative approvals. Collectively, the branded versions of these products had U.S. sales in 2011 exceeding $114 billion. Of these applications, 120 were “Paragraph IV” applications challenging patents of branded products. We believe we are the first to file with respect to 74 of these products, the branded versions of which had U.S. sales of more than $52 billion in 2011. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

Marketing and Sales. In 2011, our generics sales in the United States by channel were as follows:

2011
Drug store chains	43%
Drug wholesalers*	38%
Managed care organizations	10%
Generic distributors	6%
Governmental facilities and others	3%

*	A major portion of the products sold to wholesalers ends up in drug store chains and therefore is not reflected in the data presented above.

Our sales organization consists of the Teva Generics group and the Teva Health Systems group. The Teva Generics sales force focuses calls primarily on purchasing agents for chain drug stores, drug wholesalers, mail order pharmacies and pharmacy buying groups. The Health Systems group handles unit dose products and finished-dosage injectable pharmaceutical products that are used primarily in institutional settings. It focuses on the injectable pharmaceutical market and key institutional accounts, including hospitals and clinics for critical care, government systems, hospital group purchasing organizations, managed care groups and other large healthcare purchasing organizations.

In the United States, our wholesale selling efforts are supported by professional journal advertising and exhibitions at key medical and pharmaceutical conventions. From time to time, we also bid for U.S. government contracts.

Competitive Landscape. In the United States we are subject to intense competition in the generic drug market from other domestic and foreign generic drug manufacturers, brand-name pharmaceutical companies through lifecycle management initiatives, authorized generics, existing brand equivalents and manufacturers of therapeutically similar drugs. We believe that our primary competitive advantages are our ability to continually introduce new generic equivalents for brand-name drug products on a timely basis, quality and cost-effective production, our customer service and the breadth of our product line.

A significant proportion of our U.S. generic sales are made to a relatively small number of retail drug chains and drug wholesalers. These customers have undergone and continue to undergo significant consolidation, which has resulted in customers gaining more purchasing power. Consequently, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base. On the other hand, this trend favors large suppliers that are capable of providing quality, a wide range of products and cost-efficient quantities.

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

Branded Pharmaceuticals

With the acquisition of Cephalon, we have continued to expand our specialty branded portfoilio. Copaxone®, our multiple sclerosis treatment, has been the market leader since 2008 and has a U.S. market share of approximately 40%. Our respiratory products ProAir™ for the treatment of bronchial spasms, and Qvar® for long-term control of chronic bronchial asthma, maintained their leading positions within their respective indications. As a result of the Cephalon acquisition, our branded portfolio was expanded to include, most significantly, Provigil® and Nuvigil® for excessive sleepiness associated with narcolepsy, OSA and SWD, and Treanda® for chronic lymphocytic leukemia and indolent B-cell non-Hodgkin’s lymphoma that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen.

Our specialty marketing and sales organization concentrates on the therapeutic areas of CNS, respiratory, oncology and women’s health. Within each therapeutic area, our trained sales representatives seek to address the needs and preferences of patients as well as healthcare professionals. We are able to tailor our patient support, payor relations and medical affairs functions to the characteristics of each market, which differ according to the specific product.

Regulatory Highlights. All pharmaceutical manufacturers selling products in the U.S. are subject to extensive governmental regulation, principally by the FDA and the Drug Enforcement Administration (“DEA”).

The Hatch-Waxman Act established the procedures for obtaining FDA approval for generic forms of brand-name drugs, and includes market exclusivity provisions that can delay the approval of ANDAs as well as a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification which challenges the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent.

Europe

Europe is a diverse and dynamic market, encompassing the 27 countries in the EU plus Norway and Switzerland. Despite the diversity, the European markets share many characteristics that allow us to leverage our pan-European presence and enhance our strong footprint across the region by having a broad portfolio as well as strong management teams at the country level who can call on pan-European or global resources and capabilities to support their local needs.

We have a leading or significant presence in all European countries, which allows us to benefit from a balanced business model so we are not over-dependent on any single product or market that could be affected by pricing reforms or changes in public policy. No single market in Europe represents more than 25% of our total European revenues. In addition, the assumption of the marketing responsibility of Copaxone® from Sanofi and the acquisitions of Cephalon and Theramex further diversified our European portfolio.

Our strategy in Europe is to build on our broad-based leadership position, providing a wide range of generic and branded medicines that enable us to have a comprehensive solution for our customers’ needs.

The pharmaceutical market in each European country has distinct prescribing and dispensing habits, varying pricing and reimbursement mechanisms and different product ranges, although most markets are generally characterized by highly developed, government-funded healthcare and social planning, in which most healthcare is funded and often directly managed and provided by the public sector.

Some European countries, such as Germany, the United Kingdom, the Netherlands, Poland and the Czech Republic, are characterized by relatively high generic penetration of over 50% in volume. Other markets in Southern Europe have not attained such a high level of generic penetration but are moving in such direction. For example, measures introduced in several countries such as Spain and Portugal have increased generic penetration considerably. In certain European countries, there is a market for both branded generic products as well as products sold under their generic chemical names, while in others there is a market for branded generics only. Some countries, such as the U.K. and the Netherlands (so-called “pure generic” markets), permit substitution by pharmacists of the pharmaceutical product prescribed by the physician with its generic equivalent, while other countries, such as Poland, Austria and Hungary, permit pharmacists to dispense only the specific pharmaceutical product prescribed by doctors. In Germany, France, Italy, Spain and Portugal, as in certain Central and Eastern European countries, the market is a hybrid, with elements of both approaches. In markets such as Germany and the Netherlands, national health insurance funds play an increasingly important role in decision making. In these markets, the health insurance funds determine through tenders the products that are to be preferred for the patients that are insured at the specific fund.

Growth in the European healthcare market is driven by an aging population requiring significant healthcare services. The European financial crisis, which has strengthened the need of governments to implement public spending reductions, has resulted in growth for generic pharmaceuticals, since many European governments have begun taking action to encourage the use of generics. Pricing and reimbursement mechanisms in Europe are typically set by government regulation and are used to regulate or influence market behaviors, for example by encouraging the use of generics. In many markets, such as Spain, Germany, Italy and Finland, reimbursement for generic prescription pharmaceuticals is based on the price of a reference, or comparable, branded pharmaceutical. Other markets, such as France and Austria, require the price of a new generic product to be a certain percentage lower than the originator brand. In the United Kingdom, retail generic pricing is set by the market, but reimbursement is determined by regulations based on pharmacy purchase profit.

We are active in all sales channels in the European healthcare market. The go to market model in each country depends on the local environment and the local market needs. In some markets our sales activities are more focused on general practitioners and specialist doctors. In other markets we work very closely with pharmacies or pharmacy chains, wholesalers or health insurance funds.

Generic Pharmaceuticals

We are the leading generic pharmaceutical company in Europe overall, and the generic market leader in 11 European countries, including the United Kingdom, Italy, Spain, the Netherlands, Portugal and Switzerland. We are one of the top three companies in a number of other countries, including France, Poland and the Czech Republic. In Germany, the completion of the integration of ratiopharm enhanced our position and by the end of 2011, we were number one in generics by volume and by value. The acquisition of Cephalon and its Swiss-based Mepha generics business further enhanced our market position in Europe by adding significant generic businesses in Switzerland and in Portugal. As a result of the acquisition, we are now the market leader for generic pharmaceuticals in Switzerland and we further enhanced our leadership position in Portugal.

As of December 31, 2011, Teva had received 1,241 generic approvals in Europe relating to 152 compounds in 331 formulations, including 10 European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had approximately 2,530 marketing authorization applications pending approval in 30 European countries, relating to 288 compounds in 546 formulations, including 11 applications pending with the EMA.

Our European pipeline includes generic versions of branded products with approximately $77 billion of total annual branded market sales in 2011.

Branded Pharmaceuticals

Our branded pharmaceuticals infrastructure in Europe was significantly enhanced in 2011 by the ongoing transfer of the marketing responsibility for Copaxone® from Sanofi to Teva, which was completed in the remaining European markets on February 1, 2012, and by the acquisition of Cephalon and Theramex.

As a result of the Cephalon acquisition, we added important branded products like Provigil® (modafinil), Effentora® (fentanyl buccal tablet), Spasfon® (Phloroglucinol), Myocet® (liposomal doxorubicin) and Actiq® (solid fentanyl) to our European portfolio. These products are sold in many markets across Europe, mainly France, the United Kingdom, Germany, Spain and Italy, either directly by us or through third party distributors.

Other Activities

Our other activities in Europe comprise mainly of the OTC joint venture with P&G, with Germany, Poland, Hungary and the Czech Republic being our main OTC markets, and our pharmaceutical distribution activities in Hungary.

Listed below are our largest European operations in terms of size:

In Germany, the largest European generic market, we were the second largest generic pharmaceutical company in terms of sales in 2011, with a product portfolio that includes 400 molecules. In addition, by the end of 2011, we achieved the number one position in the generic market both in volume and value.

With the transfer of the marketing responsibility of Copaxone® and the acquisition of Cephalon late last year, our branded business has been significantly strengthened in Germany. Our ratiopharm brand became the number one generics brand in Germany; and the well-established ratiopharm OTC business is a substantial contributor to our joint venture with P&G.

In May 2011, we gained over 20% of the overall AOK tender volume for that year’s tender, representing a fivefold increase over our results in the AOK tender in 2009. AOK is the largest health insurance fund in Germany covering approximately one-third of the German population.

In 2011, we launched a number of generic products, such as Femara® (letrozole), ReQuip® (ropinirole ER), Diovan® (valsartan and valsartan/HCTZ) and Zyprexa® (olanzapine).

In France, we are the third largest generic pharmaceutical company in terms of sales, with a portfolio of approximately 230 molecules in approximately 620 dosage forms and packaging sizes. As a result of the acquisitions of Cephalon and Theramex, Teva became the fifth-largest branded pharmaceutical company in France in terms of prescriptions and eighth in terms of sales. Key branded products added through these acquisitions include Spasfon® (phloroglucinol), Modiodal® (modafinil), Vogalene® (metopimazine), and Vogalib® (metopimazine).

In 2011, we launched 143 new products or new dosage forms, including the generic versions of Inexium® (esomeprazole), Zyprexa® (olanzapine), Tareg® (valsartan) and Cotareg® (valsartan HCTZ).

In the United Kingdom, we are the leading generic pharmaceutical company in terms of prescriptions and sales, and we are the largest supplier by volume to the National Health Service. We have a portfolio of more than 300 molecules and maintain the largest sales force in the generic industry, focusing on independent retail pharmacies.

In 2011, we launched 30 new products or new dosage forms, including the generic versions of Nexium® (esomeprazole), Xenical® (orlistat), Serevent® (salmeterol), Zyprexa® (olanazapine) and Diovan® (valsartan).

In Italy, we are the leading generic pharmaceutical company in terms of sales, with a generic portfolio of 157 molecules in 323 dosage forms and packaging sizes.

In 2011, we launched 29 new molecules. Among others, we launched the generic versions of Arimidex® (anastrozole), Nexium® (esomeprazole), Levoxacin® (levofloxacin), Zyprexa® (olanzapine), Tareg® (valsartan), and Cotareg® (valsartan+HCTZ).

In Spain, we established our position as the leading generic company in terms of sales. During 2011, we also entered the women’s health market with the launch of our branded generic version of Yasmin®/ Yasminelle® (drospirenone and ethinyl estradiol), the largest-selling oral contraceptive product.

Our generic product portfolio has approximately 290 molecules in 750 dosage forms and packaging sizes.

During 2011, we launched 26 new products and 87 new dosage forms and packaging sizes, including generic versions of Yasmin® and Yasminelle® (drospirenone – ethynilestradiol), Zyprexa® (olanzapine), Diovan® and CoDiovan® (valsartan and valsartan—HCTZ), Axiago® (esomeprazole), Evista® (raloxifene) and Bonviva® (ibandronic acid).

Competitive Landscape. In Europe, we compete with other generic companies and brand drug companies that continue to sell or license branded pharmaceutical products after patent expirations. We also compete with other branded companies that are active in the same therapeutic areas as our branded products.

The generic market in Europe is very competitive, with the main competitive factors being price, fast entry to market, reputation, customer service and breadth of product line. In addition, as in the United States, the generic market also faces competition from brand pharmaceutical companies that try to prevent or delay approval of generic equivalents through several tactics.

In Germany, there is a high rate of generic penetration with a relatively high number of competitors of varying sizes and capabilities. Tenders are an important feature of the German market, operated by approximately 200 statutory healthcare funds across Germany, and are a result of reforms initiated by the government that have also shifted the market from a physician-influenced branded model to a payor-influenced substitution model, representing a key opportunity for generics. Although tenders in Germany do not represent the majority of all pharmaceutical purchasing, they are a significant market influence and have contributed to pricing pressure in the German retail market.

In France, there is an increasingly competitive landscape with pricing pressure largely due to the existence of large pharmacist buying groups and to the French government’s efforts to control healthcare costs by imposing significant price decreases.

The United Kingdom is a ‘pure’ generic market with low barriers to entry and high generic penetration. In general, retail pricing of generics to the pharmacy is unregulated leading to strong price-led competition although pricing is heavily influenced by the ‘Category M’ scheme that creates a finite amount of reimbursement profit for pharmacies.

In Italy, there is a relatively low but fast-growing rate of generic penetration but with an increasing level of influence, and ability to substitute, by the pharmacist. The market is influenced by the twenty semi-autonomous regional governments and by the growth of regional independent pharmacy groups, which has resulted in increased competition among generic companies. Recent healthcare reforms prompted in part by the new government and its austerity programs are encouraging generic dispensing and offsetting the reduction in growth in the overall Italian pharmaceutical market.

In Spain, the generic pharmaceutical market is largely represented by local companies. We expect generic penetration to further increase in the Spanish market, as a 2011 Royal Law Decree mandates prescription by molecule rather than by brand.

Regulatory Highlights. In Europe, marketing authorizations for pharmaceutical products may be obtained through a centralized procedure involving the EMA, a mutual recognition procedure which requires submission of applications in other member states following approval by a so-called reference member state, or a decentralized procedure that entails simultaneous submission of applications to chosen member states.

During 2011, we continued to register products in the EU, using both the mutual recognition procedure and the decentralized procedure. We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

Rest of the World Markets

Our Rest of the World markets include all countries other than the United States and those included under Europe. The markets making up the region are varied, ranging from highly regulated, pure generics markets such as Canada, to hybrid markets such as Japan and Brazil, to branded generics markets such as certain Commonwealth of Independent States markets and Latin American markets. The region includes several countries and areas that are characterized by rapid growth and relatively high sales of branded generic and OTC products (for example, Russia), and several that have lower growth rates, and more significant generic penetration rates, such as Canada.

Below are details of our operations in selected Rest of the World markets:

Japan. Teva is one of the top three generic pharmaceutical companies in Japan, having established its presence via several recent transactions:

•	in 2008, the formation of the Teva-Kowa joint venture;

•	in 2009, Teva-Kowa’s acquisition of a majority interest in Taisho Pharmaceutical Industries, a generics company with over 200 products;

•	in October 2010, Teva-Kowa’s acquisition of the remainder of Taisho;

•

in July 2011, our acquisition of Taiyo, the third largest generics manufacturer in Japan, with a portfolio of over 550 products, and a strong market presence in all major channels of the Japanese pharmaceutical market; and

•	in September 2011, the acquisition of Kowa’s interest in the Teva-Kowa joint venture.

Japan is the second largest pharmaceutical market worldwide, estimated at approximately $105 billion in 2011. Generic penetration is estimated at 23% of volume and 7% of value, and is expected to increase further following a number of key patent expiries over the next few years and especially as a result of government actions. The Japanese pharmaceutical market is in process of transforming from a branded generics market, driven by physicians’ choice of brands, to a pharmacy substitution market. In addition, there is evidence of the slow emergence of pharmacy chains which we expect will enhance, to some extent, generic penetration. At present, almost half of generic drugs are sold in pharmacies, a quarter is dispensed by hospitals, and a fifth is sold by physicians.

Generic drugs are distributed by large wholesalers, which distribute both branded and generic products, and by “Hanshas,” small agents specializing in the sale of generics. Direct sales are extremely limited due to the highly fragmented nature of the market. Teva has established strategic partnerships with key national and regional wholesalers and the top Hanshas in order to ensure distribution of our products to all customer segments.

Competitive Landscape. The Japanese generic pharmaceutical market is relatively fragmented but is in the process of consolidating. The leading four generic pharmaceutical companies now capture approximately 50% of the market. The market is being further transformed by the entry of global branded companies into the generics business and new alliances between local generic companies and global generic players.

Regulatory Highlights. The registration of existing or new generic drugs in Japan is subject to Pharmaceutical and Medical Device Agency (PMDA) approval and requires carrying out bio-equivalence studies, as well as upholding stringent quality requirements. Generic prices are regulated by the PMDA and set at 70% of the equivalent branded drug prices, with additional price reductions of approximately 8-10% every two years.

The Japanese government provides universal healthcare coverage, and more than 85% of healthcare expenses are paid by the government. In order to reign in growing healthcare costs due to an aging population, in 2008 the Japanese regulator initiated a coordinated policy to promote the usage of generic drugs via a series of targeted incentive programs, with the goal of reaching 30% generic penetration by 2012. In April 2010, a new financial incentive scheme was established, encouraging pharmacies to substitute generic drugs for branded ones. This led to a significant increase in generic penetration by volume (from 18% to 23% currently). The next reform is expected in April 2012 and should further enhance generic penetration.

Canada. In Canada, we manufacture and market prescription pharmaceuticals and are now one of the two leading generic pharmaceutical companies in terms of prescriptions and sales. Our generic product portfolio includes 300 products in 1,256 dosage forms and packaging sizes. Our brand portfolio is primarily comprised of Copaxone® and Azilect®.

Our generic sales force in Canada markets generic products to retail chains, retail buying groups and independent pharmacies—reaching approximately 8,800 outlets. Canada continues to see consolidation of independent retail pharmacies and increased expansion of retail chains and buying groups: the top five retail chain customers in Canada represent approximately half the market (in terms of value). Our customer base continues to change as the number of independent community pharmacies decreases at the expense of chain drug and aligned store groups, which work closely with selected suppliers for specific products as well as increased government regulation on pricing. These larger customers look to generic suppliers to timely launch cost-effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

Competitive Landscape. In Canada, the competitive landscape continues to intensify with the increasing presence of multinational companies. The five major generic companies (including Teva), most of which are subsidiaries or divisions of global manufacturers, satisfy approximately 80% of the Canadian demand for generic pharmaceuticals. In addition, the major branded pharmaceutical companies have intensified their efforts to compete with the generic players, and are now offering incentives to patients and customers to offset generic cost savings. In addition, several of our customers have intensified their efforts to provide private label products, which may also compete with our products, though our strategy is to become key suppliers to these retail chains.

Regulatory Highlights. The Canadian federal government, under the Food and Drugs Act and the Controlled Drug and Substances Act, regulates the therapeutic products that may be sold in Canada and the applicable level of control. The Therapeutic Products Directorate (“TPD”) is the national authority that evaluates and monitors the safety, effectiveness and quality of drugs, medical devices and other therapeutic products. The TPD requires companies to make an abbreviated new drug submission in order to receive approval to manufacture and market generic pharmaceuticals.

The issuance of a market authorization or “Notice of Compliance” is subject to national regulations which provide both data exclusivity and patent protection to innovative pharmaceutical companies.

Russia. We are the second largest generic company and one of the top five pharmaceutical companies in Russia, offering a diverse portfolio of generic products, OTC pharmaceutical products, and branded products, including primarily Copaxone®. We have a portfolio of approximately 130 products sold to both retail and hospital channels.

Russia is primarily a branded generic, out-of-pocket, cash-pay market, although selected government-funded products included for reimbursement are procured using a tender process. The life-saving products that are included in the reimbursement list, including Copaxone®, are subject to tenders and price-setting by the government. The government seeks to encourage the use of generic products in order to reduce the cost of pharmaceuticals. Russian pharmaceutical law is currently under review, with a focus on increasing access and controlling pricing of products.

Competitive Landscape. The Russian market comprises large local manufacturers as well as international pharmaceutical companies, both generic and innovative. All competitors provide product education to physicians via medical representatives. As part of Russia’s 2020 pharmaceutical strategy, companies with a local manufacturing presence will receive favorable treatment. In 2011, Teva announced its commitment to build a manufacturing facility in Yaroslavi, Russia, which is expected to be operational by 2014.

Regulatory Highlights. The Russian government is implementing its 2020 pharmaceutical sector strategy which emphasizes localization of production and aims to harmonize the Russian pharmaceutical regulations with international principles and standards. Russia’s new pricing regulations, which took effect in 2010, impose price restrictions on pharmaceuticals listed on the new Essential Drug List (EDL). In accordance with this new legislation, as of January 1, 2010, EDL manufacturers must perform annual registrations of the maximum factory price calculated according to the methodology of the Ministry of Health. The law does not regulate prices for medicines that are not essential medicines. The new legislation also includes safety measures, to be implemented by January 1, 2014, with the goal of ensuring production of high-quality pharmaceuticals.

Commonwealth of Independent States (“CIS”). In the CIS countries, primarily Ukraine and Kazakhstan, our position in the market was significantly strengthened by the acquisition of ratiopharm. In both Ukraine and Kazakhstan, we are among the top ten pharmaceutical companies. The Ukraine pharmaceutical market is characterized by low government involvement, and is mostly driven by purchasing by the patients. However, the government plans to introduce a reimbursement system by 2015. In Kazakhstan, the local government purchases prescription drugs via tenders.

Israel. We are the leading provider of professional healthcare products and services in the Israeli market. In addition to generic, branded and OTC pharmaceutical products, we sell and distribute a wide range of healthcare products and services, including consumer healthcare products, hospital supplies, dialysis equipment and disposables, diagnostics and home care services. Our Israeli product portfolio also includes products sold under licensing arrangements. Our distribution company, Salomon Levin and Elstein Ltd., provides logistical support for the selling and distribution activities of Teva in Israel, which include distribution of products of third parties, including several multinational pharmaceutical companies.

The Israeli market is dominated by four government-mandated health funds which provide an extensive range of healthcare services, including pharmaceuticals, to all citizens. Prices for our products in Israel are significantly affected by pricing regulations and governmental policies, as well as the structure of the market.

Competitive Landscape. Our products compete with those of other local manufacturers, as well as with imported products. Generic competition has increased in recent years in Israel, and this trend is expected to continue, with additional pressure on prices coming from the healthcare funds and other institutional buyers. The introduction of private labels into the retail market has increased competition in the OTC market, a trend that is expected to intensify.

Regulatory Highlights. The Israeli Ministry of Health requires pharmaceutical companies to conform to internationally recognized standards. Other legal requirements prohibit the manufacturing, importation and marketing of any medicinal product unless it is approved in accordance with these requirements.

In 2005, the Israeli parliament (Knesset) enacted new patent legislation that ensures that a patent term extension in Israel will terminate upon the earliest of the parallel patent term extension expiration dates in the U.S., Europe and several other countries. The Knesset also ratified legislation that provides for data exclusivity provisions, which may prevent the marketing of a generic product for a period of five and a half years from the first registration of the innovative drug product in any one of a number of specified Western countries. In February 2010, the Government of Israel signed an agreement with the United States Trade Representative that will result in new legislation modifying both the patent term extension provisions and the data exclusivity provisions, and extending the protection afforded to innovative products. In 2011 legislation was approved which prevents the marketing of a generic product for a period of six and a half years measured from the first registration of the innovative drug product in any one of a number of specified Western countries. The remaining legislation contemplated in the agreement with the United States Trade Representative is still pending.

Israeli pricing regulations use a reference pricing mechanism which takes into account pricing in several European countries, leading to relatively low prices in the market.

Latin America. We market a broad portfolio of products in Latin America, distributing our products in most Latin American countries. In most cases, these products are manufactured in our facilities in Mexico, Chile, Argentina and Peru. We have a strong presence in the major markets leveraging our local, regional and global supply chain for generics, branded generics, OTC, and branded products. During 2011, we continued to expand our presence in the largest markets by adding new therapeutic classes and strong performance in our existing product portfolio.

Brazil, Mexico, Venezuela, Colombia and Argentina are the largest pharmaceutical markets in the region, with substantial local manufacturing and, due to the historical absence of effective patent protections for innovative drugs, a history of reliance on generic and branded generic products.

Total pharmaceutical retail sales in the region exceeded $59 billion in 2011 and, according to IMS forecasts, the Latin American pharmaceutical market is expected to grow at an average annual rate of approximately 13% through 2014.

We intend to further expand our operations in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular), stronger regional economic performance and growing populations, leveraging our strong local presence, global product portfolio and manufacturing expertise.

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

Regulatory Highlights. Historically in Latin America, local governments did not distinguish between innovative pharmaceuticals, OTC and generic drug products, and many pharmaceutical companies in the region engaged in the production of drugs still under patent in their countries of origin or off-patent drugs sold under a local brand name, in accordance with local laws that may not have required bioequivalence testing. In recent years, however, Latin America has seen increased enforcement of intellectual property and data protection rights. The market has also been characterized by an increased demand for high-quality pharmaceutical products as the major markets in the region have adopted more stringent regulations governing pharmaceutical product safety and quality. Nevertheless, pricing pressures for pharmaceutical products, which are subject to direct or indirect price controls in many countries in Latin America, are expected to continue to exert political and budgetary constraints that may foster the continued growth of generics but may have a negative impact on pricing. With respect to biosimilars or follow-on biologics, new regulatory pathways for approval have either been approved or are in development in the region.

Operations and R&D

Research and Development

We have research and development activities supporting all business activities—generic pharmaceuticals (including API) as well as innovative and biosimilar pharmaceuticals.

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

The division operates from development centers located in the United States, Israel, India, Mexico, Europe, Latin America and Canada.

Our API R&D focuses on the development of processes for the manufacturing of API, including intermediates, chemical and biological (fermentation), which are of interest to the generic drug industry, as well as for our proprietary drugs. Our facilities include a large center in Israel (synthetic products and peptides), a large center in Hungary (fermentation and semi-synthetic products), a facility in India and additional sites in Italy, Croatia, Mexico and the Czech Republic (for development of high-potency API). Our substantial investment in API R&D generates a steady flow of API products, enabling the timely introduction of generic products to market. The API R&D division also seeks methods to continuously reduce API production costs, enabling us to improve our cost structure.

Our Global Branded R&D was significantly enhanced as a result of the Cephalon acquisition, and our integrated pipeline includes product candidates in a variety of therapeutic areas, such as CNS, oncology, respiratory and women’s health. We focus on novel drug candidates, branded products that utilize specific proprietary devices or technology, and biosimilars. We supplement our branded pipeline by in-licensing products mainly in clinical stages. We also hold investments in early stage companies that we believe have promising technologies or products.

We have identified biopharmaceuticals—in particular, biosimilars—as an important long-term growth opportunity. During the next decade, over 85% of current biopharmaceutical sales are expected to face competition from generic versions known as biosimilars, which are biological products that have the same structure and activity as an already marketed biological entity (the “reference product”), with a target site and/or mechanism of action, if known, as described in the innovator’s documentation for such reference product. In furtherance of our plans to take a leading role in the biosimilars field, we have established a dedicated research, development and manufacturing infrastructure. Our biopharmaceutical R&D facilities specialize in different technologies. Finished dosage biopharmaceutical manufacturing is carried out in our existing sterile manufacturing facilities. Our proprietary albumin fusion and glycopegylation technologies serve as technology platforms for the creation of long-acting products.

Our joint venture with Switzerland-based Lonza Group Ltd. provides us with access to the expertise and infrastructure of the world’s largest producer of biological API. Products in development by our joint venture with Lonza include rituximab, a biosimilar version to Mabthera™/Rituxan™.

Below is a table listing selected pipeline products in clinical development:

Project / Compound	Potential Indication	Clinical Phase	Formulation
CNS
Glatiramer acetate 0.5ml (Copaxone®)	Relapsing-remitting multiple sclerosis	III	Subcutaneous
Glatiramer acetate 40mg (Copaxone®)	Relapsing-remitting multiple sclerosis	III	Subcutaneous
Laquinimod	Relapsing-remitting multiple sclerosis	III	Oral
Tamper deterrent hydrocodone	Chronic pain	III	Oral
R-Modafinil (Nuvigil®)	Adjunctive therapy for treating bi-polar depression disorder in adults	III	Oral
RESPIRATORY
Beclomethasone dipropionate HFA Nasal (Qnasl™)	Allergic rhinitis	FDA submission	Nasal
ProAir™ HFA Dose Counter	Asthma/COPD	FDA submission	Inhalation
Albuterol Spiromax	Asthma/COPD	II completed	Inhalation
Reslizumab (Cinquil®)	Eosinophilic asthma	III	Subcutaneous
Budesonide Formoterol Spiromax	Asthma/COPD	II	Inhalation
Fluticasone Salmeterol Spiromax	Asthma/COPD	II	Inhalation
Fluticasone Salmeterol HFA	Asthma/COPD	II	Inhalation

Project / Compound	Potential Indication	Clinical Phase	Formulation
ONCOLOGY
Omacetaxine	Chronic Myelogenous Leukemia (CML) patients who have failed two or more tyrosine kinase inhibitor (TKIs)	FDA submission	Subcutaneous
Balugrastim—albumin-fused G-CSF	Neutropenia cancer	Phase III Complete	Subcutaneous
XM 22—glycoPEGylated G-CSF (Lonquex®)	Neutropenia cancer	Submitted in EU and Russia	Subcutaneous
OGX-011/TV-1011	Metastatic castrate resistant prostate cancer	III	Intravenous
Bendamustine hydrochloride (Treanda®)	Front line NHL	III	Oral
Obatoclax	Small cell lung cancer	Phase II completed	Subcutaneous
CARDIOVASCULAR
Mesynchymal Precursor Cells (Revascor®)	Congestive heart failure	III (to begin Q2/2012)	Intracardiac Injection
WOMEN’S HEALTH
Progesterone Vaginal Ring (Milprosa™)	Luteal support for in vitro fertilization	FDA submission	Vaginal Ring
Oxybutynin Vaginal Ring	Overactive bladder	Phase III Complete	Vaginal Ring
XM17—Follitropin alfa	Infertility, Female; Anovulation; Reproductive techniques, assisted; Hypogonadism	Phase III Complete	Subcutaneous
Desogestrel and ethinyl estradiol (LeCette™)	28-day oral contraceptive	III	Oral
Levonorgestrel desogestrel and ethinyl estradiol (Quartette™)	91-day extend regimen oral contraceptive	III	Oral
OTHER
NexoBrid®	Removal of burn-injured tissue	EMA submission
Allogenic Stem Cells (StemEx®)	Cord blood transplant for leukemia and lymphoma	III
DiaPep 277	Type I diabetes	III
Mesynchymal Precursor Cells (Revascor®)	Acute myocardial infarction	II	Intracardiac Injection
Laquinimod	Crohn’s disease	I/II Complete	Oral
Laquinimod	Lupus nephritis and lupus arthritis	I/II	Oral
CEP-37247 (anti-tumor necrosis factor)	Sciatica (administered by the transforaminal epidural route)	II	Epidural Injection

CNS

Laquinimod is a once-daily, orally administered immunomodulatory compound being developed for treatment of relapsing-remitting multiple sclerosis. We acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide from Active Biotech. Under the agreement, we made an upfront payment to Active Biotech and will be required to make additional payments upon the achievement of various sales targets and other milestones, with maximum payments of $92 million. Active Biotech will also receive tiered double-digit royalties on sales of the product.

In April 2011, we announced the final results of the ALLEGRO Phase III study. The results demonstrated that relapsing-remitting multiple sclerosis patients treated with 0.6 mg daily oral laquinimod experienced a statistically significant reduction in annualized relapse rate compared to placebo. Additional clinical endpoints, including significant reduction in disability progression, as measured by EDSS, were also achieved. In August 2011, we announced the results of BRAVO, a second Phase III study. In this study, the primary endpoint of reduction in annualized relapse rates did not reach statistical significance. The observed safety and tolerability profile of laquinimod in both the ALLEGRO and the BRAVO trials was considered favorable. In October 2011, we held a meeting with the FDA to discuss the possibility of filing an NDA for laquinimod. Following the meeting, we believe it would be premature to file an NDA at this time. Further clinical studies of laquinimod as monotherapy and add-on therapy in patients with relapsing-remitting multiple sclerosis are currently under review.

Laquinimod is currently in Phase II development for Crohn’s disease and in Phase I/II studies for lupus nephritis and lupus arthritis. Results of each of these studies are expected in 2012.

Tamper Deterrent Hydrocodone is our formulation of hydrocodone utilizing our OraGuard™ technology, which provides deterrence against various tampering methods, including chewing, aqueous extraction for IV dosing and alcohol extraction. Results of our Phase III studies for the management of chronic pain are expected in 2012.

RESPIRATORY

We are focusing on developing products based on our proprietary delivery systems, including Easi- Breathe®, an advanced breath-activated inhaler, Spiromax®/Airmax®, a multi-dose dry powder inhaler, and Steri-Neb®, the advanced sterile formulations for nebulizers. This strategy is intended to result in “device consistency”, allowing physicians to choose which device best matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule for the therapeutic need.

QnaslTM (beclomethasone dipropionate) is a nasal aerosol corticosteroid in development for the treatment of perennial allergic rhinitis (PAR) and seasonal allergic rhinitis (SAR). Results of two Phase III studies, one for SAR and one for PAR, demonstrated significantly greater symptom relief compared to placebo. Based on these results, in May 2011, we submitted a New Drug Application (NDA) to the FDA.

Albuterol Spiromax is a dry-powder inhaler formulation of Albuterol in our novel Spiromax® device that is designed to be comparable to ProAir™ HFA. Results of two safety and efficacy studies indicated that the safety, efficacy, pharmacokinetic and pharmacodynamic profile of Albuterol Spiromax® was comparable to that of the marketed product, ProAir™ HFA MDI. The Phase III program is expected to begin in 2012.

Cinquil® (reslizumab) is an investigational humanized monoclonal antibody (mAb) against interleukin-5 (IL-5). IL-5 has been shown to play a crucial role in the maturation, growth and chemotaxis (movement) of eosinophils, inflammatory white blood cells implicated in a number of allergic diseases. We are investigating Cinquil® in Phase III studies as a possible treatment for eosinophilic asthma. Results of these studies are expected in early 2014.

ProAir™ Dose Counter is an actuator with integrated dose counter which was developed for use with our ProAir™ HFA MDI aerosol device. In November 2011, we submitted an sNDA to the FDA.

Budesonide Formeterol Spiromax® is designed to be comparable to Symbicort® Turbuhaler®, delivered through Spiromax®—our novel inhalation-driven multi-dose dry powder inhaler technology. Results of our clinical studies are expected in 2012.

Fluticasone Salmeterol Spiromax® is designed to be comparable to Seretide® Diskus, delivered through Spiromax®—our novel inhalation-driven multi-dose dry powder inhaler technology. We expect to complete the clinical studies in 2012. In addition we are also developing a new formulation of this combination using our Spiromax® device with an enhanced lung delivery allowing us to use lower doses to achieve the same clinical outcomes as Advair® Diskus. Phase II trials are scheduled to begin in 2012.

Fluticasone Salmeterol HFA MDI is designed to be comparable to Advair®/Seretide® HFA, delivered in a well established press-and-breath device. We expect to complete the clinical studies in 2012.

ONCOLOGY

Omacetaxine is under development for the treatment of chronic myelogenous leukemia (CML) patients who have failed two or more tyrosine kinase inhibitors (TKIs). We have granted marketing rights for the product to Hospira in Europe, the Middle East and certain African countries. We expect to submit an NDA to the FDA by mid 2012.

Balugrastim is a long-acting G-CSF using the albumin-fusion technology initially developed by Human Genome Sciences to prolong plasma half-life. Balugrastim is designed to provide clinical efficacy and safety profiles which are fully comparable to Neulasta®. In July 2011, Teva entered into a settlement agreement with Amgen to resolve our litigation concerning certain of our G-CSF products in the United States. We agreed to an entry date of November 10, 2013 for our balugrastim and filgrastim products in the United States. In exchange, we consented to validity and enforceability of the patent in dispute and to infringement of our filgrastim product in the United States. We have maintained our ability to contest infringement of our balugrastim product. We expect to submit balugrastim for registration in the United States and in Europe in 2012.

Lonquex® (Lipegfilgrastim) is a long-acting G-CSF based on glycopegylation technology. Glycopegylation of G-CSF leads to a prolonged plasma half-life. Lonquex® was shown to provide clinical efficacy and safety profiles which are fully comparable to Neulasta®. Lonquex® was submitted for registration in EU and in Russia, and is expected to be submitted in the United States in 2012.

Custirsen/TV-1011 (OGX-011). In December 2009, Teva and OncoGenex entered into a global license and collaboration agreement to develop and commercialize custirsen/TV-1011/OGX-011. Custirsen is an antisense drug developed by Isis Pharmaceuticals Inc. and licensed to OncoGenex, and is designed to inhibit the production of clusterin, a protein associated with cancer treatment resistance. Custirsen was developed to increase the efficacy of chemotherapeutic drugs and may have broader market potential to treat various indications and disease stages.

In 2010, we initiated two Phase III studies in castrate resistant prostate cancer patients (“CRPC”). These two ongoing Phase III studies include a randomized, double-blind, placebo-controlled, Phase III study evaluating the pain palliation benefit of adding custirsen to a taxane for second-line chemotherapy in men with CRPC as well as a randomized study comparing standard first-line docetaxel/prednisone to docetaxel/prednisone in combination with custirsen in men with metastatic CRPC.

Obatoclax. Obatoclax is a Pan Bel-2 inhibitor with particular potency for the dominant protein Mel-1 currently being studied to treat patients with small cell lung cancer and myeloma. We expect to commence our Phase III study of Obatoclax for treatment of extensive-stage small cell lung cancer in combination with carboplatin and etoposide as first-line therapy in 2012.

CARDIOVASCULAR

Revascor® (mesynchymal precursor cells) is comprised of human stem cells, the immature cells that give rise to different types of mature cells that make up the organs and tissues of the human body. In December 2010, we entered into a strategic alliance with Mesoblast Ltd. to develop and commercialize Mesoblast’s mesenchymal precursor cell therapeutics for hematopoietic stem cell transplantation in cancer patients, certain central nervous system disorders, as well as certain cardiovascular conditions, including congestive heart failure and acute myocardial infarction.

In January 2011, positive interim results from the ongoing multi center Phase II trial of Revascor® for patients with congestive heart failure were announced. Congestive heart failure remains a leading cause of hospital admissions, morbidity and mortality in the Western world. Heart failure affects as many as 20 million people worldwide. Based on the positive Phase II results and assuming timely finalization of the Chemistry, Manufacturing Controls requirements, we are planning to initiate a Phase III study during 2012.

WOMEN’S HEALTH

Progesterone vaginal ring (Milprosa™) is a silicone-based, flexible ring designed to be dosed weekly for luteal support for in vitro fertilization. Clinical studies indicated that Milprosa™ is not inferior to the approved progesterone gel and that the product was safe and well-tolerated, with a profile consistent with the known profile of progesterone. We filed an NDA with the FDA in 2010 and received a complete response letter in 2011 requiring a Phase IV study. We expect to respond to the FDA’s letter in 2012 and hope to receive FDA marketing approval and launch the product thereafter.

Oxybutynin vaginal ring (DR-3001) is a silicone-based, flexible ring designed to be dosed once a month to treat overactive bladder (OAB). This new and innovative delivery system for the intravaginal delivery of oxybutynin has been developed to minimize the presystemic first-pass metabolism that occurs with orally administered oxybutynin. Results of our Phase III trials for treatment of patients with OAB symptoms demonstrate statistically significant reductions for active treatment relative to placebo in total weekly incontinence episodes and average daily urinary frequency. The product was generally well-tolerated with a safety profile favorable to oral treatments and comparable to other non-oral treatments. We expect to file an NDA with the FDA in 2012 and thereafter a marketing authorization application with the EMA in 2013.

XM17 (follitropin alfa) is a biosimilar product to Gonal-f® for the treatment of female infertility. We expect to submit XM17 for registration in Europe in 2012.

LeCette™ is a 28-day oral contraceptive with 21-day regimen of desogestrel and ethinyl estradiol (“EE”) followed by a 7-day regimen of EE alone. We are currently conducting a Phase III study and, assuming positive results, expect to file an NDA with the FDA in 2013. In clinical trials, LeCette™ had demonstrated a safety profile similar to that of other 28-day oral contraceptives.

Quartette™ is a 91-day extended regimen oral contraceptive, with an 84-day phasic regimen of a constant levonorgestrel dose and an increasing EE dose, followed thereafter by a supplementation of hormone-free interval with EE alone. We have completed Phase III studies and expect to file an NDA with the FDA in 2012. In clinical trials, Quartette™ had demonstrated a safety profile similar to that of Seasonique® and other 28-day oral contraceptives.

OTHER

StemEx® (allogeneic stem cell) is currently being evaluated in a Phase III study for cord blood transplantation in leukemia and lymphoma patients. StemEx is a chelating agent that expands progenitor cells ex-vivo from a portion of a single cord for cord blood transplant of patients undergoing myoablative therapy for leukemia and lymphoma. We have a joint venture with Gamida Cell for the development of StemEx in hematological diseases. Marketing rights are retained by the joint venture.

CEP-37247 is a new generation tumor necrosis factor (TNF) alpha blocker for the treatment of sciatica- a neuropathic inflammatory pain condition that occurs when the sciatic nerve is compressed, injured or irritated. CEP-37247 is based on a new type of therapeutic protein called a domain antibody. CEP-37247 is the first product incorporating domain antibodies (dAb) to be used in human trials. Domain antibodies exhibit the binding properties to a target characteristic of a full-sized antibody, but are considerably smaller. This smaller size has several possible advantages including improved manufacturing yield, lower immunogenicity and improved tissue penetration. Preliminary results of the Phase II study are expected in 2013.

DiaPep-277 is a 24 amino acid synthetic peptide believed to induce anti-inflammatory T-cells, block destruction of beta cells and preserve insulin secretion. We have a license agreement with Andromeda Biotech Ltd. with respect to Diapep 277, which is currently in Phase III—clinical development as a treatment for newly diagnosed Type I diabetes patients.

NexoBrid® is an innovative product developed by MediWound for the enzymatic removal of burn-injured tissue (eschar). NexoBrid® may present an alternative to surgery and lengthy non-surgical procedures. Another benefit of NexoBrid® is its selective activity, which removes only the eschar without harming viable tissue. This minimizes the need for additional skin grafting surgery and increases the potential for spontaneous healing of the burn wound. The Phase III study for the treatment of burns met the two primary endpoints of the study—reduction in the percentage of wound surgically excised and reduction in the percentage of wound autografted—with statistical significance. A marketing authorization application was submitted to the EMA in October 2010.

Operations

We believe that our global product infrastructure provides us with the following advantages:

•	global research and development facilities that enable us to have the broadest product line and the most extensive generic pipeline in the United States, as well as a leading global generic pipeline;

•

finished-dose manufacturing facilities approved by the FDA, EMA and other regulatory authorities and located in countries around the world, which offer a broad range of production technologies and the ability to concentrate production to achieve economies of scale;

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

Pharmaceutical Production

We operate 53 finished dosage pharmaceutical plants in North America, Europe, Latin America, Asia and Israel. These plants manufacture solid dosage forms, sterile injectables, liquids, semi-solids, inhalers and medical devices. In 2011, Teva produced approximately 73 billion tablets and capsules and over 720 million sterile units.

Our two primary manufacturing technologies, solid dosage forms and injectables, are available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Israel, Germany and in Hungary make up a significant percentage of our production capacity.

Twenty six of our plants are FDA approved, and twenty eight of our plants have EMA approval.

We strive to optimize our manufacturing network, in order to maintain our goal of supplying high quality, cost-competitive products on a timely basis to all of our customers globally. In addition, we also use several external contract manufacturers to achieve operational and cost benefits.

In connection with the recently-formed consumer healthcare joint venture with P&G, we acquired two OTC-dedicated plants in the United States from P&G, joining our existing manufacturing facilities throughout the world, which manufacture solid dosage forms, powders, liquids, semi-solids, nasal products and lozenges.

During 2011, we expanded our facilities in Opava, the Czech Republic, Debrecen, Hungary and Zagreb, Croatia, for manufacturing and packaging of solid dosage forms, and in Godollo, Hungary and Haarlem, Netherland, for sterile products manufacturing. In addition, our new state-of-the art logistics center in Shoham, Israel is expected to begin operating in 2012, significantly increasing our technological and logistical capabilities.

Our policy is to maintain multiple supply sources for our strategic products and APIs to the extent possible, so that we are not dependent on a single supply source. However, our ability to do so may be limited by regulatory or other requirements.

Our principal pharmaceutical manufacturing facilities in terms of size and number of employees are listed below:

Facility Location	Total Number of Site Employees	Principal Market(s) Served
Ulm and Weiler, Germany	1,865	Europe and other non-U.S. markets
Japan	1,355	Asia
Debrecen, Hungary	1,144	Europe and other non-U.S. markets
Opava, Czech Republic	1,040	North America, Europe and other markets
Kfar Saba, Israel	973	North America, Europe and other markets
Zagreb, Croatia	889	North America, Europe and other markets
Jerusalem, Israel	721	North America and Europe
Godollo, Hungary	681	North America, Europe and other markets
Forest , VA, U.S.	661	North America
Toronto, Canada	589	North America and Europe
Maipu, Santiago, Chile	531	Latin America
Runcorn, U.K.	463	North America, Europe and other markets
Cincinnati, OH, U.S.	436	North America
Sellersville , PA, U.S.	432	North America
Irvine , CA, U.S.	420	North America
Waterford, Ireland	351	North America, Europe and other markets

Raw Materials for Pharmaceutical Production

We source a major part of our APIs from our own API manufacturing facilities. Additional API materials are purchased from suppliers located in Europe, Asia and the United States. We have implemented a supplier audit program to ensure that our suppliers meet our high standards, and take a global approach to managing our commercial relations with these suppliers.

We have 21 API production facilities located in Israel, Hungary, Italy, the United States, the Czech Republic, India, Mexico, Puerto Rico, Monaco, China and Croatia. We produce approximately 300 APIs covering a wide range of products, including respiratory, cardiovascular, anti-cholesterol, central nervous system, dermatological, hormones, anti-inflammatory, oncology, immunosuppressants and muscle relaxants. Our API intellectual property portfolio includes over 800 granted patents and pending applications worldwide.

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

Our API facilities meet all applicable current Good Manufacturing Practices (cGMP) requirements under U.S., European, Japanese, and other applicable quality standards. Our API plants are regularly inspected by the FDA, the EMEA or other authorities as applicable. During 2011, all inspections of our API facilities worldwide found our manufacturing practices at all sites to be in compliance.

We also sell API to third parties, and are a leading global supplier of API to both generic and brand customers.

Environment

As part of our overall corporate responsibility, we are committed to environmental, health and safety matters in all aspects of our business. As a vertically integrated pharmaceutical company with worldwide operations, we believe that our adherence to applicable laws and regulations, together with proactive management beyond mere compliance, enhances our manufacturing competitive advantage, minimizes business and operational risks and helps us to avoid adverse environmental effects in the communities where we operate. We believe that we are in substantial compliance with all applicable environmental, health and safety requirements.

Organizational Structure

We are organized into four commercial units, by region: (1) Americas, (2) Europe, (3) Eastern Europe, Middle East, Israel and Africa (“EMIA”) and (4) Asia. These units coordinate all commercial activities within their region for the sale of generic products, branded products and other activities.

These regional commercial units are supported by two global divisions—Teva Generic Systems (“TGS”) and Global Branded Products (“GBP”)—and by a corporate headquarters function. TGS is responsible for our global operations, which include manufacturing of APIs and pharmaceuticals, our supply chain, and generic research and development. GBP is responsible for our global branded product research and development and for providing support to the regional commercial units for their branded product sales.

In addition, we have a “matrix” organizational structure in which the regional units share responsibility with TGS management for production activities within their regions.

Our worldwide operations are conducted through a network of global subsidiaries primarily located in North America, Europe, Latin America, Asia and Israel. We have direct operations in approximately 60 countries, as well as 56 finished dosage pharmaceutical manufacturing sites in 23 countries, 21 API sites and 17 pharmaceutical R&D centers. The following sets forth, as of December 31, 2011, our principal operating subsidiaries in terms of sales to third parties:

In North America—United States: Teva Pharmaceuticals USA, Inc, Teva API Inc. and Cephalon Inc.; Canada: Teva Canada Ltd. (formerly known as Novopharm Limited).

In Europe— Hungary: TEVA Pharmaceutical Works Private Limited Company; United Kingdom: Teva UK Limited; The Netherlands: Teva Pharmaceuticals Europe B.V., Pharmachemie Holding B.V., Teva API B.V.; France: Teva Santé SAS; Croatia: Pliva Hrvatska d.o.o.; Germany: CT Arzneimittel GMBH, ratiopharm GmbH; Poland: Teva Pharmaceuticals Polska sp. z o.o.; Italy: Teva Italia S.r.l.; Spain: Teva pharma S.L.; Monaco: Laboratoire Theramex S.A.M.; Czech Republic: Teva Czech Industries s.r.o.; Russia: Teva Limited Liability Company.

In Latin America—Chile: Laboratorio Chile S.A.; Mexico: Lemery Desarrolloy Control, S.A.; Argentina: IVAX Argentina S.A.

In Israel—Teva Pharmaceutical Industries Ltd.

In Asia— Japan: Taiyo Pharmaceutical Industries Co. Ltd, Taisho Pharmaceutical Industries, Ltd.

In addition to the subsidiaries listed above, we have operations in various strategic and important locations, including China, India, Turkey and other emerging and smaller markets.

Properties and Facilities

Listed below are our principal facilities and properties in various regions of the world and their size in square feet as of December 31, 2011:

Facility Location	Square Feet (in thousands)	Main Function
Israel
Ramat Hovav	1,219	API (chemical) manufacturing and R&D
Kfar Saba	746	Pharmaceutical manufacturing, research laboratories, warehousing, and offices
Jerusalem (3 sites)	564	Pharmaceutical manufacturing, research laboratories and offices
Shoham Logistics Center	538	Distribution center
Netanya (2 sites)	499	API (chemical) manufacturing, pharmaceutical warehousing, laboratories, distribution center and offices
Petach Tikva	210	Corporate headquarters
Ashdod	130	Manufacturing of hospital supplies
Assia—Petach Tikva	118	R&D laboratories
United States
North Wales area, PA (4 sites)	808	Teva USA headquarters, warehousing and distribution center
Phoenix, AZ	500	Manufacturing, packaging and offices
St. Joseph, MO (8 sites)	441	Offices, distribution, R&D and warehousing
Forest, VA	408	Warehousing, manufacturing, packaging and distribution
Irvine, CA (8 sites)	342	Pharmaceutical manufacturing, R&D laboratories and warehousing
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories, packaging and warehousing
Miami, FL (3 sites)	223	Manufacturing, R&D, warehousing and offices
Kutztown, PA	211	Warehousing
Sellersville, PA	206	Pharmaceutical manufacturing, R&D laboratories
Greensboro, SC	200	Manufacturing, packaging and offices
Salt Lake City, UT	194	Warehousing and distribution
Frazer, PA	188	Offices
Pomona, NY	181	Pharmaceutical manufacturing, R&D laboratories and warehousing

Facility Location	Square Feet (in thousands)	Main Function
Guayama, Puerto Rico	170	API (chemical) manufacturing
West Chester, PA	165	Laboratories
Mexico, MO	144	API (chemical) manufacturing
Kansas City MO	117	Offices and R&D laboratories
Eden Prairie, MN	116	Warehousing
Canada
Toronto, Ontario	335	Offices, pharmaceutical packaging, warehousing, distribution and laboratories
Mirabel, Ontario	230	Manufacturing, warehousing and offices
Stouffville, Ontario	155	Pharmaceutical manufacturing and R&D laboratories
Markham, Ontario	122	Pharmaceutical manufacturing and warehousing
Europe
Debrecen, Hungary	2,727	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories and warehousing
Ulm, Germany	1,440	Phamaceutical manufacturing and offices
Opava, Czech Republic	1,322	Pharmaceutical and API (chemical) manufacturing, warehousing and distribution
Zagreb, Croatia (4 sites)	1,026	Pharmaceutical manufacturing, packaging and warehousing, API (chemical) manufacturing and R&D laboratories
Krakow, Poland	948	Pharmaceutical manufacturing and warehousing
Gödöllõ, Hungary	478	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution, packaging and warehousing
Kutno, Poland	450	Pharmaceutical manufacturing, warehousing and packaging
Waterford, Ireland (2 sites)	435	Pharmaceutical manufacturing, warehousing and packaging
Weiler, Germany	430	Pharmaceutical manufacturing and packaging
Haarlem, The Netherlands	264	Pharmaceutical manufacturing, warehousing, packaging, offices and R&D laboratories
Glasshoughton, England	257	Warehousing and distribution center
Rho, Villanterio, Setimo Milanese, Italy	226	API (chemical) manufacturing and R&D laboratories
Bulciago, Italy	178	API (chemical) manufacturing
Zaragoza, Spain (2 sites)	155	Pharmaceutical manufacturing, R&D laboratories
Eastbourne, England	133	Warehousing and packaging
Runcorn, England	128	Pharmaceutical manufacturing, warehousing, laboratories and offices
Santhia, Italy	127	API (chemical) manufacturing, R&D laboratories and warehousing
Vilnius, Lithuania (2 sites)	95	Pharmaceutical manufacturing and R&D laboratories

Facility Location	Square Feet (in thousands)	Main Function
Asia
Takayama, Japan	1,184	Pharmaceutical manufacturing
Gajraula (U.P.), India	827	API (chemical) manufacturing
Goa, India	284	Pharmaceutical manufacturing and R&D laboratories
Malanpur, India	275	API (chemical) manufacturing
Hangzhou, China	245	API (chemical) manufacturing
Kasukabe, Japan	193	Pharmaceutical manufacturing
Koka, Japan	193	Pharmaceutical manufacturing

Latin America
Santiago, Chile	240	Pharmaceutical manufacturing, warehousing and R&D laboratories
Lima, Peru (2 sites)	189	Pharmaceutical manufacturing, warehousing and R&D laboratories
Munro, Argentina	155	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Mexico City, Mexico	110	Pharmaceutical manufacturing, warehousing and R&D laboratories

We lease certain of our facilities. In Israel, our principal executive offices and corporate headquarters in Petach Tikva are leased until December 2014. In North America, our principal leased properties are the facilities in North Wales, Pennsylvania, which have lease terms expiring between 2013 and 2016, and a warehouse in New Britain, Pennsylvania, of which the initial lease term expires in 2013. We own and lease various other facilities worldwide.

Regulation

United States

Food and Drug Administration and the Drug Enforcement Administration

All pharmaceutical manufacturers selling products in the United States are subject to extensive regulation by the United States federal government, principally by the FDA and the Drug Enforcement Administration, and, to a lesser extent, by state and local governments. The federal Food, Drug, and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the development, manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, recordkeeping, advertising, promotion and sale of our products. Our facilities and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Noncompliance with applicable requirements may result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the government to enter into supply contracts or to approve NDAs and criminal prosecution by the Department of Justice. The FDA also has the authority to deny or revoke approvals of drug active ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure to comply with applicable FDA policies and regulations could have a material adverse effect on our operations.

FDA approval is required before any “new drug” (including generic versions of previously approved drugs) may be marketed, including new strengths, dosage forms and formulations of previously approved drugs. Applications for FDA approval must contain information relating to bioequivalence (for generics), safety, toxicity and efficacy (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures generally require that commercial manufacturing equipment be used to produce test batches for FDA approval. The FDA also requires validation of manufacturing processes before a company may market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements. Generally the generic drug development and the ANDA review process takes about three to five years.

The Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the approval of ANDAs. One such provision allows a five-year data exclusivity period for NDAs involving new chemical entities and a three-year data exclusivity period for NDAs (including different dosage forms) containing new clinical trial essential to the approval of the application. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers to a product that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application.

Under the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a “Paragraph IV” certification. The Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications 180 days after the first commercial marketing of the drug by the first applicant. Submission of an ANDA with a Paragraph IV certification can result in protracted and expensive patent litigation. When this occurs, the FDA generally may not approve the ANDA until the earlier of thirty months or a court decision finding the patent invalid, not infringed or unenforceable.

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Modernization Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Modernization Act, the 180-day period of generic exclusivity rights may be forfeited under certain specified circumstances, including if the product is not marketed within 75 days of a final court decision. With the growing backlog of applications, and the resulting increase in the median time to approval of ANDAs, the number of forfeitures of exclusivity is likely to increase unless additional resources are provided within the FDA’s Office of Generic Drugs. To address these and other issues, members of industry and FDA met in 2011 to develop a generic drug user fee program in order to augment FDA’s congressional appropropriations. User fee funding is anticipated to be sufficient to eliminate the backlog by 2017 as well as provide enhanced review metrics over the five year period beginning with the program’s slated implementation on October 1, 2012. Additionally, generic drug user fees are intended to bring parity between the U.S. and foreign inspections by 2017 in order to ensure a consistent standard of quality for all drugs intended for the U.S. market. The proposed legislation must be approved by Congress.

The Best Pharmaceuticals for Children Act, signed into law in 2002, continues the so-called “pediatric exclusivity” program begun in the FDA Modernization Act of 1997. This pediatric exclusivity program provides a six-month extension both to listed patents and to regulatory exclusivities for all formulations of an active ingredient, if the sponsor performs and submits adequate pediatric studies on any one single dosage form. An effect of this program has been to delay the launch of numerous generic products by an additional six months.

The passage of the Food and Drug Administration Amendments Act (FDAAA) in 2007 strengthened the FDA’s regulatory authority on post-marketing safety and granted them the authority to control drug marketing and labeling, to require post-approval studies, to establish active surveillance systems, and to make clinical trial operations and results more available to the public. Another provision provides for a six-month review clock for citizen petitions submitted to delay the approval of generic applications. A key provision also allows the FDA to require a risk evaluation and mitigation strategy for drugs associated with greater safety risks.

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

Products manufactured outside the United States and marketed in the United States are subject to all of the above regulations, as well as to FDA and United States customs regulations at the port of entry. Products marketed outside the United States that are manufactured in the United States are additionally subject to various export statutes and regulations, as well as regulation by the country in which the products are to be sold.

Our products also include biopharmaceutical products that are comparable to brand-name drugs. Of this portfolio, only one, Tev-Tropin®, is sold in the United States, while others are distributed outside of the United States. We plan to introduce additional products into the United States marketplace, and in 2009 filed a BLA for our GCSF product. While regulations are still being developed relating to the Biologics Price Competition and Innovation Act of 2009 (BPCI), the FDA did issue three substantial guidance documents in February 2012 that are intended to provide a roadmap for development of biosimilar products. Separate guidances address quality considerations and scientific considerations, with the third providing questions and answers regarding commonly posed issues. The guidances are comprehensive documents that provide significant information on developing a product through the 351(k) (biosimilar) pathway. They recommend a “stepwise approach” to development, including numerous meetings with FDA review staff during the development process. Most of the recommendations, however, are contingent on the FDA’s making subjective decisions during the development process on the scientific rigor employed to justify decisions. While there is a benefit to having a flexible development process, the lack of concrete recommendations will significantly prolong the development process of these products. In addition, the guidances did not address the naming issue or intellectual property concerns, and provided very limited information on the development of interchangeable products.

Government Reimbursement Programs

In early 2010, the United States government approved a comprehensive plan to decrease health care costs while improving the quality of patient care. These bills sought to reduce the federal deficit and the rate of growth in health care spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in health care delivery systems and the creation of health insurance exchanges. In addition, the plan requires the pharmaceutical industry to share in the costs of reform, by increasing Medicaid rebates, narrowing sales definitions for average manufacturer price purposes and expanding Medicaid rebates to cover Medicaid managed care programs. Other components of healthcare reform include funding of pharmaceutical costs for patients in the “donut hole”. After a Medicare patient surpasses the prescription drug coverage limit, the patient is financially responsible for the entire cost of prescription drugs until the expense reaches the catastrophic coverage threshold. Under the new legislation, certain pharmaceutical companies are now obligated to fund 50% of the patient obligation in the “donut hole”. Additionally, commencing in 2011, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $2.5 billion in 2011, $3 billion in 2012-16, $3.5 billion in 2017, $4.2 billion in 2018, and $2.8 billion each year thereafter. The tax is to be apportioned to qualifying pharmaceutical companies across the industry based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

The Center for Medicare and Medicaid Services is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers’ agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 13% (previously 11%) of the average manufacturer price; for products marketed under NDAs, manufacturers are required to rebate the greater of 23.1% (previously 15.1%) of the average manufacturer price or the difference between such price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. We have such a rebate agreement in effect with the United States federal government.

In addition, the Patient Protection and Affordable Care Act of 2010 mandated a newer regulation for Medicaid reimbursement, which became effective in part on October 1, 2010, which further modified the calculation of the “average manufacturer price.” The federal upper limit is now calculated as 175 percent of Center for Medicare and Medicaid Services calculated weighted average (based on units) of the monthly average manufacturer prices submitted by pharmaceutical companies with equivalent multiple source drugs.

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

European Union

The medicines regulatory framework of the EU requires that medicinal products, including generic versions of previously approved products and new strengths, dosage forms and formulations of previously approved products, must receive a marketing authorization before they can be placed on the market in the EU. Authorizations are granted after a favorable assessment of quality, safety and efficacy by the respective health authorities. In order to obtain authorization, application must be made to the competent authority of the member state concerned. Besides various formal requirements, the application must contain the results of pharmaceutical (physico-chemical, biological or microbiological) tests, pre-clinical (toxicological and pharmacological) tests and clinical trials. All of these tests must have been conducted in accordance with relevant European regulations and must allow the reviewer to evaluate the quality, safety and efficacy of the medicinal product.

During 2011, we continued to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

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

The issuance of a market authorization or “Notice of Compliance” is subject to the Food and Drug Regulations, which provide, among other things, up to eight and one-half years of data exclusivity for innovative new drugs not previously approved for sale in Canada.

Issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations under the Patent Act. The Therapeutic Products Directorate will not issue a Notice of Compliance if there are any patents relevant to the drug product listed on the Patent Register maintained by Health Canada. Generic pharmaceutical manufacturers can serve a notice of allegation upon the brand company and, as is frequently the case, the brand company may commence litigation in response to the notice of allegation. In such cases, a Notice of Compliance will not be issued until the earlier of the expiration of a 24-month stay or resolution of the litigation in the generic company’s favor.

Every province in Canada offers a comprehensive public drug program for seniors and welfare recipients, and regulates the reimbursement price of drugs listed on their formularies for all patients. Most provinces in Canada have implemented price reforms aimed at reducing the reimbursement price of generic products. Generic reimbursement prices will decrease between 40-60% over a phased in period of approximately two years ending in 2013. Ontario and Quebec regulations (representing 60% of the Canadian market) also include certain limitations related to trade allowances paid to pharmacy customers and require generic companies to report the details of their transactions.

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

Introduction

We are a global pharmaceutical company that combines the world’s leading generics business with a world-class specialty pharmaceuticals business, as well as a new joint venture focusing on over-the-counter (“OTC”) products.

The pharmaceutical industry is affected by demographic and socioeconomic trends, such as aging populations and increased demand for pharmaceuticals, as well as broad economic trends, resulting in a corresponding increase in healthcare costs, governmental budget constraints and enhanced pressure on reimbursement pricing, and resource-constrained spending decisions of healthcare organizations, all of which lead to increased recognition of the importance of generics as providing access to affordable pharmaceuticals. We believe that our balanced business model, which includes generic, branded and OTC products, broad product offerings, economies of scale, expansive geographic reach and globally integrated infrastructure, positions us to take advantage of these trends.

Highlights

Significant highlights of 2011 included:

•

Intensive business development activities, including major acquisitions, such as Cephalon and Taiyo and new collaborations such as the OTC joint venture with Procter & Gamble. These activities significantly diversified our business, both geographically and by products, and had considerable impact on our revenues, gross profit and expenses for the year.

•

Our revenues grew to $18.3 billion, an increase of approximately $2.2 billion, or 14%, over 2010. Our revenue growth in 2011 was primarily driven by the inclusion of a full year of ratiopharm’s revenues, the consolidation of Cephalon’s revenues commencing in October 2011, and our Japanese acquisitions—including the consolidation of Taiyo commencing in July 2011. In addition, sales of Copaxone®, our leading product, grew significantly in 2011.

•

Our European and Rest of the World markets grew by 43% and 39%, respectively, compared to 2010. Revenues in the United States declined by $594 million, due to lower generic sales, partially offset by increased sales of our branded products, primarily Copaxone®.

•

Global generics revenues reached $10.2 billion, an increase of 3% over 2010. The increase was due to significantly higher revenues in Europe and our Rest of the World region, substantially offset by lower sales in the United States.

•

Our branded products portfolio generated revenues of $6.5 billion, an increase of 34% compared to 2010. The increase was due to the inclusion of the Cephalon products as well as record sales of Copaxone®, Qvar®, Azilect® and increased sales of ProAir™. Global in-market sales of Copaxone® reached a record $3.9 billion, an 18% increase over 2010.

•	Net R&D spending reached a record $1.1 billion, approximately 57% of which was invested in our branded portfolio.

•	G&A expenses amounted to $932 million. As a percentage of revenues, G&A expenses decreased to 5.1% in 2011 from 5.4% in 2010.

•	Operating income amounted to $3.1 billion, a decrease of $762 million compared to 2010.

•	Cash flow from operating activities amounted to $4.1 billion, similar to 2010.

•	Net income attributable to Teva in 2011 amounted to $2.8 billion, compared to $3.3 billion in 2010.

•	Exchange rate differences between 2011 and 2010 had a positive impact of approximately $367 million on revenues and $54 million on operating income.

•	In November, Teva raised $5 billion in the largest ever debt offering by an Israeli company.

Acquisitions and Other Transactions

Consumer Health Care Joint Venture with Procter & Gamble

In November, 2011, we formed a consumer health care joint venture with The Procter & Gamble Company (“P&G”), combining our OTC pharmaceutical businesses in all markets outside North America. In addition, we will manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business. We own 49% of the joint venture, and P&G holds the remaining 51%. Since the joint venture became operative in late 2011, it did not have a significant effect on our results of operations for this year.

Cephalon

On October 14, 2011, we acquired Cephalon, Inc. (“Cephalon”) for total consideration of $6.5 billion in cash. Cephalon is a global biopharmaceutical company with a strong marketed portfolio and pipeline of branded products. The acquisition diversified our branded portfolio and enhanced our late-stage innovative pipeline. Cephalon’s results of operations were included in our consolidated financial statements commencing October 2011.

CureTech

On September 28, 2011, we exercised our option to invest $19 million in CureTech Ltd. (“CureTech”), a biotechnology company developing novel, broad-spectrum, immune modulating products for the treatment and control of cancer. As a result of the option exercise, our ownership in CureTech increased from 33% to 75%. We also hold an option to acquire full ownership of CureTech. In addition, we are obligated to make up to $50 million of equity investments in CureTech’s research and development activities.

Japanese Ventures

On September 26, 2011, we acquired 100% control of our former equity investment in Teva-Kowa, for a total purchase price of $150 million, thereby gaining all of the non-controlling interests in Taisho.

Taiyo

On July 14, 2011, we acquired 100% of the outstanding shares of Taiyo Pharmaceutical Industry Co. Ltd. (“Taiyo”) for $1.1 billion in cash. Taiyo has developed one of the largest portfolios of generic products in Japan with over 550 marketed products, and its advanced production facilities enable it to produce a wide range of dosage forms on a large scale. Taiyo’s results of operations were included in our consolidated financial statements commencing July 2011.

Corporación Infarmasa

On January 26, 2011, we acquired Corporación Infarmasa (“Infarmasa”), a top ten pharmaceutical company in Peru. Infarmasa’s product offerings significantly enhanced our portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Peru. Following the acquisition, we became one of the top two pharmaceutical companies in the country.

Laboratoire Théramex

On January 5, 2011, we acquired Laboratoire Théramex for €267 million paid at closing (approximately $355 million) and certain limited performance-based milestone payments. Théramex offers a wide variety of women’s health products, and expanded our women’s health business into important growth markets in Europe and the rest of the world.

2010 Acquisition

Ratiopharm

On August 10, 2010, we acquired the Merckle ratiopharm Group (“ratiopharm”), a global pharmaceutical company with operations in more than 20 countries, for a total cash consideration of $5.2 billion. Ratiopharm’s results of operations were included in our consolidated financial statements commencing August 2010. Therefore, 2011 was the first full year in which the results of ratiopharm were included in our consolidated financial statements.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous year.

	Percentage of Net Revenues Year Ended December 31,			Percentage Change Comparison
	2011	2010	2009	2011-2010	2010-2009
	%	%	%	%	%
Net revenues	100.0	100.0	100.0	14	16
Gross profit	52.0	56.2	53.0	5	23
Research and development expenses—net	6.0	5.9	5.9	15	15
Selling and marketing expenses	19.0	18.4	19.3	17	11
General and administrative expenses	5.1	5.4	5.9	8	5
Legal settlements, acquisition, restructuring and other expenses and impairment	4.9	2.5	4.6	120	(36)
Operating income	17.0	24.0	17.3	(20)	61
Financial expenses—net	0.9	1.4	1.5	(32)	11
Income before income taxes	16.1	22.6	15.8	(19)	66
Provision for income taxes	0.7	1.8	1.2	(55)	70
Share in losses of associated companies—net	0.3	0.1	0.2	154	(27)
Net income attributable to Teva	15.1	20.7	14.4	(17)	67

Revenues by Geographic Area

	Year Ended December 31,			Percentage Change Comparison
	2011	2010	2009	2011-2010	2010-2009
	U.S. $ in millions			%	%
United States:
Generic	3,957	5,789	5,037	(32)	15
Branded	4,804	3,600	3,096	33	16
Others	39	5	24	680	(79)

Total United States	8,800	9,394	8,157	(6)	15

Europe*:
Generic	3,810	2,637	2,030	44	30
Branded	1,101	746	687	48	9
Others	749	564	554	33	2

Total Europe	5,660	3,947	3,271	43	21

Rest of World:
Generic	2,429	1,481	1,397	64	6
Branded	588	509	419	16	21
Others	835	790	655	6	21

Total Rest of World	3,852	2,780	2,471	39	13

Total Revenues	18,312	16,121	13,899	14	16

*	All members of the European Union as well as Switzerland and Norway.

United States

In 2011, we continued to be a leading pharmaceutical company in the U.S. market, with revenues of $8.8 billion, a decrease of 6% compared to 2010. We have significantly increased our presence in the branded arena, due to the acquisition of Cephalon, and have maintained our leading position in the generics business. Total prescriptions amounted to 555 million, representing 14.1% of total U.S. prescriptions, and new prescriptions amounted to 304 million. We expect that our U.S. market leadership position will continue to increase due to the acquisition of Cephalon and the enhancement of our branded business, and as a result of our ability to introduce new generic equivalents for brand-name products on a timely basis, emphasis on customer service, the breadth of our product line, our commitment to regulatory compliance and our cost-effective production.

Generics

Revenues from generic products in the United States during 2011 amounted to approximately $4.0 billion, down 32% compared to approximately $5.8 billion in 2010. The decrease resulted from declining sales of key 2010 launches, such as Effexor XR® (venlafaxine HCl ER), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™), Cozaar® (losartan potassium), Hyzaar® (losartan potassium—hydrochlorothiazide) and Mirapex® (pramipexole dihydrochloride), as well as from supply constraints as a result of regulatory issues, primarily at our Irvine and Jerusalem facilities. This decline was partially offset by the launch of olanzapine, royalties related to sales of atorvastatin resulting from our agreement with Ranbaxy, and strong sales of budesonide.

Among the most significant generic products we sold in the U.S. in 2011 were generic versions of Pulmicort® (budesonide inhalation), Zyprexa® (olanzapine), Adderall XR® (mixed amphetamine salts ER), Effexor XR® (venlafaxine HCl ER), Accutane® (isotretinoin, which we market as Claravis™) and Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™).

Products. In 2011, we launched 17 generic versions of the following branded products in the U.S. (listed by date of launch):

Generic Name	Brand Name	Launch Date	Total Annual Branded Market at Time of Generic Launch $ millions (IMS)*
Phentermine HCl capsules	Phentermine	Jan-11	7.3
Norethindrone acetate and ethinyl estradiol tablets	Femhrt®	Feb-11	31.3
Norethindrone and ethinyl estradiol chewable tablets	Femcon® FE	Mar-11	34.4
Disulfiram 250mg tablets	Antabuse®	Apr-11	18.6
Donepezil HCl tablets	Aricept®	May-11	714.9
Letrozole tablets	Femara®	Jun-11	376.7
Triamcinolone acetonide nasal spray	Nasacort®AQ	Jun-11	181.8
Levofloxacin tablets	Levaquin®	Jun-11	830.5
Gemcitabine HCl for injection	Gemzar®	Jul-11	413.1
Disulfiram 500mg tablets	Antabuse®	Jul-11	2.7
Amlodipine besylate & benazepril capsules	Lotrel®	Jul-11	170.0
Levonorgestrel / ethinyl estradiol and ethinyl estradiol tablets	Seasonique®	Jul-11	111.9
Levocetirizine dihydrochloride tablets	Xyzal®	Sep-11	93.6
Levetiracetam ER tablets	Keprra XR®	Sep-11	151.3
Olanzapine tablets	Zyprexa®	Oct-11	3,343.1
Levonorgestrel / ethinyl estradiol and ethinyl estradiol tablets	LoSeasonique®	Dec-11	33.1
Lamivudine / zidovudine tablets	Combivir®	Dec-11	277.6

*	Branded annual market size as quoted by IMS is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially lower than the branded product price.

We expect that our revenues in the U.S. will continue to benefit from our strong generic pipeline, which, as of February 9, 2012, had 175 product registrations awaiting FDA approval, including 45 tentative approvals. Collectively, the branded versions of these 175 products had U.S. sales in 2011 exceeding $115 billion. Of these applications, 118 were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to 74 of these products, the branded versions of which had U.S. sales of more than $52 billion in 2011. IMS-reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture and or shared exclusivity.

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

In 2011 we received, in addition to 21 final generic drug approvals, 14 tentative approvals. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. The 14 tentative approvals received were for generic equivalents of the following products:

Generic Name	Brand Name	Total Branded Market $ millions (IMS)*
Olopatadine ophthalmic solution 0.2%	Pataday®	261.4
Lamivudine tablets	Epivir®	97.8
Ribarivin oral solution	Rebetol®	0.3
Rabeprazole DR tablets	Aciphex®	902.0
Zolmitriptan tablets	Zomig®	139.8
Pregabalin capsules	Lyrica®	1,789.3
Emtricitabine / tenofovir tablets	Truvada®	1,974.4
Risedronate tablets 150 mg	Actonel®	271.3
Levetiracetam ER tablets	Keppra XR®	151.3
Efavirenz / emtricitabine / tenofovir tablets	Atripla®	2,572.4
Solifenacin succinate tablets	Vesicare®	655.4
Atorvastatin tablets	Liptor®	8,179.0
Atazanavir capsules	Reyataz®	949.4
Tenofovir tablets	Viread®	464.9

*	The figures given are for the year ended December 31, 2011.

On January 31, 2011, we received a warning letter from the FDA relating to our oral solid dose manufacturing facility in Jerusalem, citing cGMP deficiencies related to laboratory reporting and systems. We worked diligently to address the FDA’s observations and to resolve the FDA’s concerns. The deficiencies and remediation adversely affected our supply capabilities in 2011. Following a June 2011 follow-up inspection that concluded with no observations, we received a close-out letter from the FDA on September 9, 2011. The letter is formal notification that we have addressed the issues raised in the warning letter.

In December 2009, the FDA issued a warning letter relating to our Irvine, California injectable products manufacturing facility. We voluntarily ceased production at the facility during the second quarter of 2010, and are executing a remediation plan required by the FDA. In April 2011, we resumed limited manufacturing activity. We have been working closely with the FDA, and although we are gradually releasing more products for distribution, we currently expect to be able to resume full production in the second half of 2012. During 2011, we incurred uncapitalized production costs, consulting expenses and write-offs of inventory, of approximately $117 million relating to this facility. If we are unable to resume full production and sale of injectable products within the time frame currently expected, or if we further change our plans as to the scale of operations or products, we will incur additional expenses, and there may be further impairment of tangible and intangible assets. At December 31, 2011, we had approximately $49 million of intangible assets and approximately $214 million of fixed assets and inventory relating to products produced at the Irvine facility.

Branded Products

In 2011, our revenues from branded products in the United States amounted to $4.8 billion, an increase of 33% over 2010. The main factors affecting revenues of our branded products in the U.S. include:

•	the inclusion of Cephalon’s branded sales, primarily Provigil®, Nuvigil®, Treanda® and Fentora®;

•

record sales of Copaxone®, which increased by $507 million, primarily due to price increases and, to a lesser extent, volume growth. Copaxone® was responsible for a very significant contribution to our profits and cash flow from operations in 2011;

•	an increase of 31% in sales of Qvar® over 2010 due to volume growth and price increase;

•	a 10% increase in sales of ProAirTM over 2010 due to volume growth;

•	a 28% increase in sales of Azilect® over 2010 due to volume growth and price increase; and

•	a decline of 19% in sales of our women’s health products, primarily as a result of generic competition to our oral contraceptive product, Seasonique®, that commenced in the third quarter of 2011.

Other Revenues

In 2011, other revenues in the United States amounted to $39 million, compared to $5 million in 2010. These revenues were generated in the fourth quarter from sales of OTC products to P&G at cost pursuant to a manufacturing agreement.

On July 31, 2009, we entered into a consent decree with the FDA with respect to the operations of Teva Animal Health. The consent decree mandated that all Teva Animal Health products be recalled and all finished goods inventory be destroyed. In October 2010, Teva Animal Health resumed selling certain third party manufactured products, and on February 3, 2012, Teva Animal Health received authorization to resume manufacturing and distribution activities related to our non-sterile liquid products. We continue to pursue remediation of the Teva Animal Health manufacturing site. During the fourth quarter of 2011, the site’s fixed assets and related intangibles were impaired as a result of the extensive time and expenses related to the remediation, resulting in an $85 million charge. At December 31, 2011, we had remaining approximately $15 million of intangible assets and approximately $39 million of fixed assets and inventory relating to animal health products.

Comparison of 2010 to 2009. In 2010, our revenues in the United States amounted to $9.4 billion, a 15% increase over 2009. Generics revenues in 2010 amounted to $5.8 billion, and branded revenues amounted to $3.6 billion. The increase was attributable primarily to the following:

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

•

sales of products launched before 2010 that had higher revenues in 2010, primarily the generic versions of Pulmicort® (budesonide inhalation), which was re-launched in December 2009 pursuant to a settlement agreement with AstraZeneca, and Accutane® (isotretinoin, which we market as Claravis™);

•

continued growth in sales of Copaxone®, in-market sales of which increased by $371 million in 2010 over 2009. We benefited from record in-market sales of Copaxone® in the U.S. due to price increases and, to a lesser extent, volume growth;

•	41% growth in sales of Qvar®, our inhaled corticosteroid; and

•	increased in-market sales of Azilect®, which grew by 34% over 2009.

These factors were partially offset by a 13% decrease from 2009 in sales of ProAirTM due to strong competition in the short-acting beta agonist market and decreased demand related to a less severe flu season in 2010.

Europe

Sales in Europe in 2011 amounted to $5.7 billion, an increase of 43% compared to 2010. In local currency terms, sales grew by 37%, primarily due to the inclusion of a full year of ratiopharm’s sales, the acquisitions of Theramex and Cephalon and the transition of marketing responsibility for Copaxone® from Sanofi to Teva in many European markets. During 2011, the main European currencies affecting our sales (the euro, British pound and Hungarian forint) strengthened in value against the U.S. dollar (on an annual average compared to annual average basis).

Generic Products

Revenues for generic products in Europe reached $3.8 billion, an increase of 44%, primarily due to the inclusion of a full year of ratiopharm’s sales and the acquisition of Cephalon (including Mepha, its Swiss generics subsidiary), as well as an increase in API sales. In 2011, we enhanced our position as the leading generic pharmaceutical company in Europe, and, with the inclusion of Mepha, improved our market position significantly in certain key European countries such as Switzerland. During 2011, we had 441 product launches across Europe.

As of December 31, 2011, Teva had received 1,241 generic approvals in Europe relating to 152 compounds in 331 formulations, including 10 European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had approximately 2,530 marketing authorization applications pending approval in 30 European countries, relating to 288 compounds in 546 formulations, including 11 applications pending with the EMA. During 2011, we continued to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

Branded Products

Sales of branded products in Europe amounted to $1.1 billion, an increase of 48% compared to 2010. The change was driven by the inclusion of Theramex and Cephalon and increased sales of Copaxone®, but was also due to the transition of the marketing rights for Copaxone® to us from Sanofi in several European countries such as Germany, Portugal, Sweden, Austria and Norway, as well as growth in markets where Teva already had exclusive marketing rights. On February 1, 2012, we assumed marketing responsibility from Sanofi for Copaxone® in all remaining European countries.

Our 2011 acquisitions of Cephalon and Theramex substantially enhanced our branded product offerings. With the acquisition of Cephalon, well-recognized brands such as Provigil®, Effentora®, Spasfon®, Myocet® and Actiq® have been added to our branded portfolio and are sold, either directly by us or through third party distributors, in many European markets, mainly France, the United Kingdom, Germany, Spain and Italy. With the acquisition of Theramex, in January 2011, we established a European women’s health platform. In 2011, we received a marketing approval for Zoely®, a new oral contraceptive developed by Théramex and Merck and Co. The approval of Zoely® marks an important step in our strategy to enhance our women’s health product line. Zoely® was launched in France in December 2011 and in Belgium in January 2012. We hold the marketing rights for Zoely® in several European countries.

Other Revenues

Other revenues amounted to $749 million, compared to $564 million in 2010, an increase of 33%, due to the inclusion of a full year of ratiopharm’s sales in 2011, which brought a strong OTC presence to Teva in various markets such as Germany, Austria and Finland, as well as an increase in our Hungarian third party distribution activities.

Listed below are highlights for 2011 in our most significant European operations in terms of size:

•

Germany: Sales in Germany increased in 2011 primarily due to the inclusion of a full year of ratiopharm’s sales, and to a lesser extent, the transfer of the marketing responsibility for Copaxone® to Teva in mid October 2011. Our generic sales in Germany had a slight increase in terms of volume and value in 2011. By the end of 2011, we achieved the number one position in the generic market both in volume and value.

•

France: Sales in France increased in 2011 primarily due to the inclusion of a full year of ratiopharm’s sales as well as the integration of Theramex, which strengthened our position as the third-largest generic pharmaceutical company in France in terms of sales. With the inclusion of Cephalon and Theramex, we have a balanced business in France.

•

United Kingdom: We are the largest generic pharmaceutical company in the U.K. in terms of sales. In 2011 we further increased our market share, despite a large number of competitors. Our revenues in 2011 increased, primarily due to new product launches, including the generic version of Lipitor® (atorvastatin), which were partially offset by price reductions for more widely available generic products, so called “Category M” products, and the decrease in value of generic pharmaceuticals generally in 2011.

•

Italy: Sales in Italy increased in 2011 primarily due to the inclusion of a full year of ratiopharm’s sales, which strengthened our position as the leading generic pharmaceutical company in Italy. With the acquisitions of Cephalon and Theramex, we added strong branded products to our portfolio. The market for generic pharmaceuticals continued to show growth of more than 10% in 2011 (based on IMS data as of November 2011).

•

Spain: Sales in Spain grew in 2011 primarily due to the inclusion of a full year of ratiopharm’s sales. The market for generic pharmaceuticals showed enhanced growth of well above 10% (based on IMS data as of November 2011). In 2011, the Spanish market was further influenced by healthcare saving measures and reforms that mandate INN (chemical molecule name) prescription and reductions in reimbursement prices.

Comparison of 2010 to 2009. Total sales in Europe in 2010 amounted to approximately $3.9 billion, an increase of 21% compared to 2009. The main contributors to this increase were the inclusion of ratiopharm sales, commencing in August 2010, mainly in Germany, France, Spain and Italy, higher sales of generic pharmaceuticals and higher sales of APIs as well as increased sales of Copaxone® and Azilect®.

Rest of the World (“ROW”) Markets

These markets include all countries other than the United States and the countries we include as “Europe”. ROW markets range from pure generic markets, such as Canada and Israel, to markets in which generic products are marketed and sold under brand names, such as several Asian and Latin American markets. Sales of branded generic products usually generate higher gross margins but also involve considerably higher marketing expenditures than do non-branded generics. These markets also vary widely in size, growth rates, availability of biosimilar approval pathways and the importance and acceptance of OTC products.

Our revenues in ROW markets reached an aggregate of $3.9 billion in 2011, an increase of 39% as compared to 2010. In local currency terms, revenues grew by 34%. Sales of generic products amounted to $2.4 billion, which represent 63% of the total revenues in the region; sales of branded products amounted to $588 million, or 15% of total revenues in the region; and other revenues were $835 million, or 22% of total sales in the region.

Approximately 23% of our ROW revenues were generated in Canada and other markets, 21% in Latin America, 20% in Russia and other Eastern European markets, 19% in Japan and other Asian markets, and 16% in Israel. In Latin America, revenues grew by 11% both in dollar terms and in local currency terms, as compared to 2010. The increase was primarily driven by strong generic and OTC performance, as well as by increased sales of Copaxone® and our other branded products. The acquisition of Infarmasa in February 2011 strengthened our OTC and generic portfolio in Peru. The increase was partially offset by a reduction in revenues as a result of the divestment of our pharmacy chain in Peru in February 2011. We achieved growth in all markets. We slightly increased our market share of Copaxone® and continued to maintain our market share for all other markets across the region.

In Canada, where we are one of the two leading generic pharmaceutical companies, revenues in 2011 increased by 33%, primarily due to the inclusion of a full year of ratiopharm’s sales and new product launches. As of December 31, 2011, we had 61 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had Canadian sales in 2011 of approximately $3.6 billion.

Our revenues in Russia and other Eastern European markets in 2011 grew by 29% in dollar terms and by 26% in local currency terms, as compared to 2010. The growth was mainly attributable to strong sales of OTC products and generic products, enhanced by the inclusion of a full year of ratiopharm’s sales, which had a significant effect on revenues in Russia, Ukraine and Kazakhstan. Sales of Copaxone® in Russia in 2011 declined compared to 2010, due to a delay in the annual governmental tender. In that tender, which was held in the beginning of 2012, Teva was awarded a significantly higher volume. In 2011, our market shares in most major countries in Eastern Europe increased or remained at the same level compared to 2010. In Russia, we are now the second largest generic pharmaceutical company by value. In Ukraine we are a top-five generics company, and we are the largest generics company in Kazakhstan.

The generic pharmaceutical markets in South Eastern Europe, primarily Croatia and the other former Yugoslav states, declined due to stagnant economies and pricing and competitive pressures. Teva’s sales in these markets were impacted by general market conditions and new competitive entrants.

Sales in Israel in 2011 increased by 10% in dollar terms and by 7% in local currency terms, as compared to 2010, primarily driven by distribution revenues and sales of medical products.

Our sales in Asia in 2011 grew substantially compared to 2010, primarily due to our Japanese acquisitions. On January 25, 2012, we announced our plans to consolidate our Taiyo and Teva-Kowa activities to form a new “Teva Seiyaku” company at the beginning of April 2012.

Comparison of 2010 to 2009. Revenues in our ROW markets during 2010 amounted to approximately $2.8 billion, an increase of 13% compared to 2009. In 2010, approximately 26% of such revenues were generated in Latin America, 25% in Canada and all other markets, 22% in Russia and other Eastern European markets, 20% in Israel, and 7% in Asia.

Revenues by Product Line

	Year Ended December 31						Percentage Change Comparison
	2011	2010	2009	% of 2011	% of 2010	% of 2009	2011- 2010	2010- 2009
	U.S. $ in millions						%	%
Generics	10,196	9,907	8,464	56	61	61	3	17
API	747	641	565	4	4	4	17	13
Branded Products	6,493	4,855	4,202	35	30	30	34	16
CNS	4,412	3,202	2,665	24	20	19	38	20
Copaxone®	3,570	2,958	2,486	19	18	18	21	19
Provigil®	350	—	—	2	—	—	—	—
Azilect®	290	244	179	2	2	1	19	36
Nuvigil®	86	—	—	*	—	—	—	—
Respiratory	878	747	775	5	5	6	18	(4)
ProAir™	436	396	455	2	2	3	10	(13)
Qvar®	305	250	202	2	2	1	22	24
Women’s Health	438	374	357	2	2	3	17	5
Oncology	268	74	50	1	*	*	262	48
Treanda®	131	—	—	1	—	—	—	—
Other Branded	497	458	355	3	3	3	9	29
All Others	1,623	1,359	1,233	9	8	9	19	10
OTC	765	496	457	4	3	3	54	9
Other Revenues	858	863	776	5	5	6	(1)	11

Total	18,312	16,121	13,899	100	100	100	14	16

*	Less than 0.5%

Generics

Our generic products category includes sales of our generic products as well as API sales to third parties.

Sales of generic products grew by $289 million, or 3%, in 2011 over 2010. Our largest market for generics is the United States, with revenues of approximately $4.0 billion, down 32% from 2010 and representing approximately 39% of total generics revenues in 2011. The decrease resulted from declining sales of key 2010 launches, as well as from supply constraints as a result of regulatory issues, primarily at our Irvine and Jerusalem facilities.

Revenues from generic products in Europe in 2011 amounted to $3.8 billion, an increase of 44% over 2010. The increase was primarily due to the inclusion of a full year of ratiopharm, as well as the acquisition of Cephalon’s generics business, which is largely based in Europe. In local currency terms, sales grew by 37%.

In our ROW markets, generics sales amounted to approximately $2.4 billion, an increase of 64% over 2010. The increase was mainly due to the acquisition of Taiyo in Japan and the further consolidation of our activities in the country, the acquisition of the ratiopharm business in Canada, and growth in Latin America and Eastern Europe. In local currency terms, sales grew by 59%.

In 2010, revenues from generic products in the United States were approximately $5.8 billion, an increase of 15% over 2009. Revenues from generic products in Europe amounted to approximately $2.6 billion, an increase of 30% over 2009. Generic product revenues in the ROW markets in 2010 were approximately $1.5 billion, an increase of 6% over 2009.

Active Pharmaceutical Ingredients (API)

API sales to third parties in 2011 amounted to $747 million, an increase of 17% over 2010. This growth occurred in all of our principal geographical markets and was largely attributable to increased demand from existing customers, as well as to several new product launches. The growth also resulted from strong sales in certain markets in Asia and Central and Eastern Europe.

Comparison of 2010 to 2009. Sales to third parties in 2010 amounted to $641 million, an increase of 13% compared to 2009. The increase in sales in 2010 occurred mainly due to growth in our principal geographical markets.

Branded Products

Teva’s revenues from branded products amounted to approximately $6.5 billion in 2011, an increase of 34% over 2010.

In 2011, we revised our classification of certain products and grouped our branded products into five categories: Central Nervous System, Respiratory, Women’s Health, Oncology and Other.

Central Nervous System

Our central nervous system (“CNS”) product line includes Copaxone® and Azilect® as well as certain additions to our portfolio following the Cephalon acquisition, in particular Provigil® and Nuvigil® for the treatment of wakefulness, Amrix®, Actiq® and Fentora® for the treatment of pain, and Gabitril® for the treatment of epilepsy. In 2011, our CNS sales reached approximately $4.4 billion, an increase of 38% over 2010, primarily due to higher sales of Copaxone®, the addition of the Cephalon acquired products in the fourth quarter and an increase in Azilect® sales.

Copaxone®. In 2011, Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the U.S. and globally. Global in-market sales, which represent sales of Copaxone® to third parties, grew by 18% over 2010, reaching $3.9 billion. Our sales of Copaxone® amounted to approximately $3.6 billion. Price increases and positive currency effects accounted for nearly two thirds of the increase, and unit growth accounted for the remainder. Copaxone® was responsible for a very significant contribution to our profits and cash flow from operations in 2011.

In 2011, sales of Copaxone® in the United States increased 22% to $2.8 billion, and non-U.S. in-market sales increased by 8% to $1.1 billion compared to 2010. Growth in U.S. sales of Copaxone® was driven by a price increase in January 2011 of 14.9% as well as by unit growth. The increase in non-U.S. sales, primarily in Italy, Spain, France, the United Kingdom, Brazil and Mexico, was driven by unit growth as well as positive currency effects, which were partially offset by governmental cost-containment measures. U.S. sales accounted for 72% of global Copaxone® sales in 2011, compared with 69% in 2010.

On February 1, 2012, we completed the assumption of marketing responsibility for Copaxone® from Sanofi in Europe, and on March 1, 2012 we will assume marketing responsibility in Australia and New Zealand. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the marketing responsibilities. As a result, beginning March 1, 2012, Sanofi will also no longer share any of our Copaxone® selling and marketing expenses. This termination of our marketing arrangements with Sanofi will eventually result in increases in our net sales of Copaxone®.

Copaxone® has been approved for marketing in the United States, Canada, Israel, all European Union countries, and several other markets. U.S. market shares in terms of new and total prescriptions were 37.0% and 40.2%, respectively, according to December 2011 IMS data.

Comparison of 2010 to 2009. In 2010, in-market global sales of Copaxone® were approximately $3.3 billion, an increase of 17% over 2009. U.S. sales in 2010 accounted for 69% of global sales of Copaxone®. The growth of in-market sales of Copaxone® in the U.S. in 2010 also reflected the impact of two price increases of 9.9% each.

Provigil®. Following the acquisition of Cephalon, our Provigil® sales amounted to $350 million in the fourth quarter of 2011. We expect that Provigil® will face competition in the United States beginning in April 2012, and that Provigil® sales will materially decline as a result.

Azilect®. Our once-daily treatment for Parkinson’s disease, Azilect® (rasagiline tablets), continued to establish itself in the United States and Europe. We jointly market Azilect® with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets. Azilect® has been approved for marketing in the United States, Europe as well as in selected ROW markets.

Global in-market sales, which represent sales to third parties, in 2011 reached $393 million compared to $318 million in 2010, an increase of 24%. Our sales of Azilect® amounted to $290 million, an increase of 19% compared to 2010. The increase in sales is attributable primarily to volume growth worldwide and to a lesser extent due to price increases in the United States. Outside the United States, sales of Azilect® increased mainly in Germany, France, Spain and Turkey.

Nuvigil®. Following the acquisition of Cephalon, our global Nuvigil® sales amounted to $86 million in the fourth quarter of 2011.

Comparison of 2010 to 2009. In 2010, sales of our CNS products amounted to approximately $3.2 billion, compared to $2.7 billion in 2009.

Respiratory Products

We include only branded products in our respiratory product line, the main products of which are ProAirTM and Qvar®. Sales from generic products indicated for the treatment of respiratory disease are reported as part of our generic drug sales.

Revenues from our respiratory branded products increased by 18% in 2011 to $878 million, primarily due to an increase of 16% in the United States. In addition, revenues in Europe increased by 20% (reflected in all major markets, including Germany, the United Kingdom, France and Italy).

ProAir™ (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (SABA) for the treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm. ProAir™ sales reached $436 million, an increase of 10% compared to 2010. ProAir™ maintained its leadership in the SABA market, with an average market share of 50.7% in terms of total number of prescriptions during the fourth quarter of 2011 as compared to 47.6% in the fourth quarter of 2010.

Qvar® (beclomethasone diproprionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma, Qvar® global sales reached $305 million, an increase of 22% from the prior year. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States with an average market share of 23.6% in terms of total number of prescriptions during the fourth quarter of 2011, compared to 20.6% in the fourth quarter of 2010. Sales of Qvar® increased in the principal markets in Europe as well, most notably in Germany and France.

Comparison of 2010 to 2009. In 2010, sales of our respiratory products amounted to approximately $747 million, compared to $775 million in 2009.

Oncology Products

Our branded oncology product line includes certain Cephalon products as well as our biosimilar products indicated mainly for the treatment of side effects of oncology treatments. Sales of these products reached $268 million in 2011 as compared to $74 million in 2010. The increase resulted primarily from the inclusion of Cephalon’s cancer treatments as of the fourth quarter of 2011.

Sales of Treanda®, our largest selling oncology product, reached $131 million in the fourth quarter of 2011. During 2011, sales of biosimilar oncology pharmaceuticals reached $102 million, as compared with $74 million in 2010, mainly driven by the inclusion of ratiopharm’s sales and the continued growth of our biosimilar granulocyte colony stimulating factor (GCSF) in Europe.

In 2009, sales of biosimilar oncology pharmaceuticals reached $50 million.

Women’s Health Products

Our women’s health product line includes our branded women’s health products, but does not include revenues from generic women’s health products which are reported as part of our generic drug sales.

Our global women’s health branded products had revenues of $438 million, an increase of 17% from $374 million in 2010, primarily driven by the inclusion of the Theramex women’s health products in Europe and in the ROW markets, commencing January 2011.

U.S. sales declined by 19% over 2010, mainly as a result of generic competition to our oral contraceptive product, Seasonique® starting in the third quarter of 2011.

Comparison of 2010 to 2009. In 2010, sales reached $374 million, an increase of 5% from $357 million in 2009.

All Others

OTC

PGT Healthcare, which commenced operations on November 1, 2011, combines the OTC portfolios of Teva and P&G outside of North America. The combined portfolio represents PGT Healthcare’s in-market sales. Teva owns a 49% interest in PGT Healthcare, with P&G owning the remaining 51%.

PGT Healthcare’s in-market sales (i.e., the joint venture’s sales to third parties), for the two months ended December 31, 2011 amounted to $237 million. Teva’s sales relating to the joint venture amounted to $165 million, including $31 million of sales at cost to P&G pursuant to supply arrangements for P&G’s North American OTC business.

Our OTC sales for the full year 2011, which include Teva’s sales relating to our joint venture with P&G, were $765 million, a 54% increase over 2010, due primarily to the full year inclusion of ratiopharm’s sales.

Comparison of 2010 to 2009. In 2010, our OTC sales were $496 million, an increase of 9% over 2009.

Other Revenues

Other revenues include sales of third party products for which we act as distributors (mostly in Israel and Hungary), animal health products and medical products, as well as miscellaneous items.

In 2011, we recorded sales of $858 million in this category, a slight decline from the sales recorded in 2010. The decline was due to the divestment of our pharmacy chain in Peru in February 2011, which was almost completely offset by the growth in our distribution services in Israel and Hungary as well as the sale of medical products in Israel.

Comparison of 2010 to 2009. In 2010, we recorded sales of $863 million, an increase of 11% over 2009.

Other Income Statement Line Items

Gross Profit

In 2011, gross profit amounted to $9.5 billion, an increase of 5%, or $450 million compared to 2010. The higher gross profit was mainly a result of our higher overall revenues, which was partially offset by higher inventory step-up charges, related to the Cephalon, Taiyo, Theramex and Infarmasa acquisitions, higher charges related to the amortization of purchased intangible assets, primarily of ratiopharm (which commenced in the first quarter of 2011) and of Cephalon (which commenced in part in the fourth quarter of 2011), as well as higher costs related to regulatory actions taken in various facilities.

Gross profit margins were 52.0% in 2011, compared with 56.2% in 2010. The decrease in gross margin primarily reflects the product mix in the U.S., which included a fewer number of high-margin generic products, as well as the factors described above. These factors were partially offset by an increase in sales of our higher margin innovative and branded products, mainly Copaxone®, Azilect®, ProAir™ and Qvar® as well as the newly acquired Cephalon products, mainly Provigil®, Treanda® and Nuvigil®.

Comparison of 2010 to 2009. Gross profit increased in 2010 to $9.1 billion from $7.4 billion in 2009, an increase of 23%. Gross profit margins were 56.2% in 2010, compared to 53.0% in 2009.

Research and Development (R&D) Expenses

Net R&D spending for 2011 grew by 15% over 2010 and reached $1.1 billion. As a percentage of revenues, R&D spending reached 6.0% in 2011, as compared to 5.9% to 2010.

In 2011, we increased R&D spending in our branded R&D activities, including research and development of biosimilar, women’s health and other innovative products as clinical activities progressed and Cephalon’s R&D activities were integrated in the fourth quarter of 2011. Following Cephalon’s integration, the share of our branded R&D (CNS, respiratory, women’s health and oncology products) increased to approximately 57% of our 2011 R&D expenditures, while the balance was for generic R&D.

During 2011, we were reimbursed $31 million for related R&D efforts incurred as part of the Teva-Lonza joint venture. This reimbursement has been recorded as a reduction in research and development expenses. Our share in the joint venture’s expenses in 2011 was approximately $36 million and is reflected in the income statement under “share in losses of associated companies—net.”

Comparison of 2010 to 2009. Research and development expenses increased in 2010 to $951 million from $825 million in 2009, an increase of 15%. Slightly more than half of our 2010 R&D expenditures was for generic R&D, and the balance was for our innovative, respiratory, women’s health and biosimilar products.

Selling and Marketing (S&M)

S&M expenses in 2011 amounted to $3.5 billion, an increase of 17% over 2010. As a percentage of revenues, S&M expenses were 19.0% in 2011 compared to 18.4% in 2010. The increase in dollar terms was primarily due to the consolidation of ratiopharm (commencing August 2010), Theramex (commencing January 2011), Infarmasa (commencing February 2011), Taiyo (commencing July 2011) and Cephalon (commencing October 2011) as well as changes in currency exchange rates. The increase was partially offset by the termination of our obligation to pay Sanofi 25% of the in-market sales of Copaxone® in U.S. and Canada through March 31, 2010, as described below, as well as the sale of our Peruvian pharmacy chain in February 2011 and lower royalty payments made on generic products in the U.S. (mainly on generic versions of Mirapex®, Yaz®, Effexor XR® and Yasmin®, partially offset by higher payments on generic versions of Zyprexa® and Pulmicort®).

Comparison of 2010 to 2009. S&M expenses in 2010 amounted to $3.0 billion, an increase of 11% over 2009. As a percentage of revenues, S&M expenses decreased from 19.3% in 2009 to 18.4% in 2010.

Copaxone® was originally co-promoted with Sanofi in Germany, France, Spain, the Netherlands and Belgium, and was marketed solely by Sanofi in certain other European markets, Australia and New Zealand. Effective as of February 1, 2012, we assumed all marketing responsibility for Copaxone® in Europe, and on March 1, 2012 we will assume marketing responsibility in Australia and New Zealand. Sanofi is entitled to receive, on a country-by-country basis, 6% of the in-market sales of Copaxone® in certain European countries until 2014. Although we expect to record higher revenues as a result of this change, we will also become responsible for certain marketing and administrative expenses, which will no longer be shared with Sanofi.

General and Administrative Expenses (G&A)

G&A expenses in 2011 amounted to $932 million compared with $865 million in 2010, an increase of 8%. As a percentage of revenues, G&A expenses decreased to 5.1% for 2011 from 5.4% for 2010. The increase in G&A expenses in dollar terms resulted primarily from the inclusion of ratiopharm for a full year in 2011 as compared to five months in 2010, as well as the inclusion of Cephalon, Taiyo and the joint venture with P&G for parts of the year, and exchange rate differences, and was partially offset by gains recognized from the sale of our Peruvian pharmacy chain and the acquisition of additional holdings in CureTech and in our Japanese venture. The latter transactions gave us control of these entities, triggering a gain of $135 million.

Comparison of 2010 to 2009. G&A expenses in 2010 amounted to $865 million, an increase of 5% over 2009, and as a percentage of revenues, G&A expenses decreased to 5.4% for 2010 from 5.9% for 2009.

Legal Settlements, Acquisition, Restructuring and Other Expenses and Impairment

Legal settlements, acquisition, restructuring and other expenses and impairment resulted in expenses of $901 million in 2011 as compared to $410 million in 2010. Legal settlement expenses were primarily related to intellectual property and product liability litigation.

During 2011, we reached the following settlements:

•

A settlement with Pfizer Inc. of patent litigation related to generic versions of Pfizer’s Neurontin® (gabapentin) capsules and tablets sold by Teva and its subsidiary IVAX Pharmaceuticals. The settlement between the parties provides for a full release of Teva and its subsidiaries and a one-time payment to Pfizer. The financial terms of the settlement are confidential.

•

A settlement agreement with Novartis regarding patent litigation related to amlodipine/benazepril (Lotrel®). The settlement provides for a full release for past sales and a royalty-free license for future sales of all strengths. The financial terms of the settlement are confidential.

•

A settlement with the plaintiffs in the majority of the propofol product liability cases where hepatitis C infection was alleged. Teva has established a provision covering both the settlement and the estimated cost of the remainder of these cases.

Our 2011 results include restructuring expenses of $192 million, which include severance costs of $154 million, primarily in connection with the Cephalon acquisition. These expenses relate mainly to integration of new businesses. Our cost reduction initiatives, which were undertaken to meet the challenges of our business environment and future opportunities, include the closure of certain manufacturing and R&D facilities and related streamlining of staff functions and work force.

Acquisition expenses in 2011 of $37 million were primarily related to the Cephalon acquisition.

Impairment of long-lived assets of $201 million for the year ended December 31, 2011 related primarily to our animal health business in the United States and a divestiture in connection with the Cephalon acquisition. Impairment of long-lived assets of $124 million in 2010 consisted primarily of impairments of intangible assets and fixed assets as a result of the decisions to restructure the Irvine injectable products facility.

Operating Income

Operating income was $3.1 billion in 2011, down from $3.9 billion in 2010. As a percentage of revenues, operating margin was 17.0% compared to 24.0% in 2010. The decline in operating income was mainly a result of the increase in operating expenses (selling and marketing, general and administrative and research and development) as a result of the ratiopharm, Cephalon, Taiyo and Theramex acquisitions, an increase in legal settlements, higher charges related to the amortization of ratiopharm’s intangible assets, which commenced in the first quarter of 2011, and of Cephalon’s intangible assets, which commenced in part in the fourth quarter of 2011, as well as higher impairment charges mainly related to our animal health business in the U.S and a divestiture in connection with the Cephalon acquisition. The decrease in operating income was partially offset by higher net revenue and gross profit as previously discussed as well as lower royalty payments (recorded within selling and marketing expenses).

Comparison of 2010 to 2009. Operating income in 2010 amounted to $3.9 billion, an increase of 61% over 2009, and as a percentage of revenues, operating income increased to 24.0% for 2010 from 17.3% for 2009.

Financial Expenses

In 2011, financial expenses amounted to $153 million, compared to $225 million in 2010. The decrease resulted primarily from gains resulting from the termination during 2011 of interest rate swap agreements relating to the 6.15% senior notes due 2036 and hedging costs in connection with the ratiopharm acquisition that were recorded in 2010, partially offset by interest expenses on the Taiyo and Cephalon financing. In 2011, interest expenses were higher as a result of an increase in debt. We expect interest expenses to remain relatively high for much of 2012.

Comparison of 2010 to 2009. In 2010, financial expenses amounted to $225 million, compared to $202 million in 2009. The $23 million increase was primarily attributable to hedging costs in connection with the ratiopharm acquisition, partially offset by lower interest expenses and gains from the sale of marketable securities and auction rate securities.

Tax Rate

The provision for taxes amounted to $127 million or 4% of our pre-tax income of $3.0 billion in 2011. In 2010, the provision for taxes amounted to $283 million, or 8% of pre-tax income of $3.6 billion. In 2009, the provision for taxes amounted to $166 million, or 8% of pre-tax income of $2.2 billion. The effective tax rate for 2011 is the result of the geographic mix and type of products sold during the year, and a variety of factors, including different effective tax rates applicable to non-Israeli subsidiaries that have tax rates above Teva’s average tax rates (including the impact of legal settlements, restructuring and impairment charges on such subsidiaries). We expect that the tax rate in future years will be higher, as a result of the product mix projected for these years.

The statutory Israeli corporate tax rate was 24% in 2011, compared to 25% in 2010 and 26% in 2009. This rate has increased in 2012 to 25%. However, this increase is expected to have a relatively small impact on our provision for taxes, as our effective consolidated tax rates have historically been considerably lower, because a major portion of our income is derived from “approved enterprises” in Israel (as more fully described in “Item 10: Additional Information—Israeli Taxation” below). In addition, in certain locations outside of Israel we have been enjoying lower tax rates.

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

Net Income and Share Count

Net income attributable to Teva in 2011 was $2.8 billion compared to $3.3 billion in 2010. This decrease was mainly due to factors previously discussed, including the increase in operating expenses (selling and marketing, general and administrative and research and development) as a result of ratiopharm, Cephalon, Taiyo and Theramex acquisitions, an increase in legal settlements, higher charges related to the amortization of ratiopharm’s intangible assets, which commenced in the first quarter of 2011, as well as Cephalon’s intangible assets, which commenced partially in the fourth quarter of 2011 as well as higher impairment charges mainly related to our animal health plant in the U.S. and a divestiture in connection with the Cephalon acquisition. These factors were partially offset by an increase in overall sales and gross profit and a decrease in the provision for taxes, as well as a decrease in financial expenses.

Comparison of 2010 to 2009. Net income attributable to Teva amounted to $3.3 billion in 2010, as compared with $2.0 billion in 2009.

Diluted earnings per share reached $3.09 in 2011, a decrease of 16% compared to diluted earnings per share of $3.67 in 2010. In 2009, diluted earnings per share amounted to $2.23. Net income attributable to Teva, used for computing diluted earnings per share, is calculated after adding back interest expenses on convertible senior debentures and issuance costs (net of tax benefits) of $44 million in 2010 and $1 million in 2009.

During 2011, we repurchased approximately 19.6 million shares at a weighted average price of $45.8 per share, for an aggregate purchase price of $899 million. These purchases completed the $1 billion repurchase plan authorized in December 2010, in which we purchased a total of 21.6 million shares at a weighted average price of $46.3 per share.

On December 21, 2011, the Board of Directors authorized the repurchase of up to an aggregate of $3 billion in ordinary shares or ADSs. The repurchase program has no time limit and is expected to be completed over a three-year period.

The share count used for the fully diluted calculation for 2011, 2010 and 2009 was 893 million, 921 million and 896 million shares, respectively.

At December 31, 2011, and 2010, the share count for calculating Teva’s market capitalization was approximately 883 million and 898 million shares, respectively.

Supplemental Non-GAAP Income Data

The tables below present supplemental non-GAAP data, in U.S. dollar terms, as a percentage of sales and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Year Ended December 31,
	2011	2010	2009
	U.S. dollars in millions
Amortization of purchased intangible assets	706	527	485
Expense in connection with legal settlements and reserves	471	2	434
Inventory step-up charges	352	107	302
Impairment of long-lived assets	201	124	110
Restructuring and other expenses	192	260	90
Costs related to regulatory actions taken in facilities	170	—	—
Acquisition expenses	37	24	4
Purchase of research and development in process	15	18	23
Financial (gain) expenses related to hedging of the acquisition and other	—	71	(8)
Net of corresponding tax benefit	(465)	(330)	(411)

The data so presented—after these exclusions—are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; financial hedging expenses in connection with the ratiopharm acquisition; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

	Year Ended December 31,			Percentage of Net Revenues Year Ended December 31,			Percentage Change Comparison
	2011	2010	2009	2011	2010	2009	2011-2010	2010-2009
	U.S. dollars and shares in millions (except per share amounts)%				%	%	%	%
Net revenues	18,312	16,121	13,899	100.0	100.0	100.0	14	16
Gross profit	10,705	9,669	8,119	58.5	60.0	58.4	11	19
Operating income	5,253	4,933	3,853	28.7	30.6	27.7	6	28
Income before income taxes	5,100	4,779	3,643	27.9	29.6	26.2	7	31
Provision for income taxes	592	613	577	3.2	3.8	4.2	(3)	6
Net income attributable to Teva	4,438	4,134	3,029	24.2	25.6	21.8	7	36
Diluted earnings per share	4.97	4.54	3.37				9	35
Weighted average number of shares—diluted	893	921	912

For 2009 the difference between the reported and the non-GAAP diluted weighted average number of shares represents potential dilution of convertible senior debentures, which had an anti-dilutive effect on the reported earnings per share while being dilutive on the non-GAAP basis.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Year ended December 31, 2011
	U.S. dollars in millions (except per share amounts)
	GAAP	Reconciliation	Various Non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net revenues	18,312	—	18,312	—
Cost of sales	8,797	(1,190)	7,607	(1.33)

Gross profit	9,515	1,190	10,705	1.33
Research and development expenses—net	1,095	(15)	1,080	(0.02)
Selling and marketing expenses	3,478	(38)	3,440	(0.04)
General and administrative expenses	932	—	932	—
Legal settlements, acquisition, restructuring and other expenses and impairment	901	(901)	—	(1.01)

Operating income	3,109	2,144	5,253	2.40
Financial expenses—net	153	—	153	—
Provision for income taxes	127	465	592	0.52

Net income attributable to Teva	2,759	1,679	4,438	1.88

Earnings per share attributable to Teva:
Basic	3.10	1.88	4.98
Diluted	3.09	1.88	4.97
Weighted average number of shares (in millions):
Basic	890	—	890
Diluted	893	—	893
Add back for diluted earnings per share calculation	*		*
Effective tax rate	4%	8%	12%

*	Less than $0.5 million.

	Year ended December 31, 2010
	U.S. dollars in millions (except per share amounts)
	GAAP	Reconciliation	Various Non-GAAP measures	Effect of reconciliation item on non- GAAP diluted EPS
Net revenues	16,121	—	16,121	—
Cost of sales	7,056	(604)	6,452	(0.66)

Gross profit	9,065	604	9,669	0.66
Research and development expenses—net	951	(18)	933	(0.02)
Selling and marketing expenses	2,968	(30)	2,938	(0.03)
General and administrative expenses	865	—	865	—
Legal settlements, acquisition, restructuring and other expenses and impairment	410	(410)	—	(0.45)

Operating income	3,871	1,062	4,933	1.16
Financial expenses—net	225	(71)	154	(0.08)
Provision for income taxes	283	330	613	0.37

Net income attributable to Teva	3,331	803	4,134	0.87

Earnings per share attributable to Teva:
Basic	3.72	0.89	4.61
Diluted	3.67	0.87	4.54
Weighted average number of shares (in millions):
Basic	896	—	896
Diluted	921	—	921
Add back for diluted earnings per share calculation	44	—	44
Effective tax rate	8%	5%	13%

	Year ended December 31, 2009
	U.S. dollars in millions (except per share amounts)
	GAAP	Reconciliation	Various non-GAAP measures	Effect of reconciliation item on non- GAAP diluted EPS
Net revenues	13,899	—	13,899	—
Cost of sales	6,532	(752)	5,780	(0.82)

Gross profit	7,367	752	8,119	0.82
Research and development expenses—net	825	(23)	802	(0.03)
Selling and marketing expenses	2,676	(35)	2,641	(0.04)
General and administrative expenses	823	—	823	—
Legal settlements, acquisition, restructuring and other expenses and impairment	638	(638)	—	(0.70)

Operating income	2,405	1,448	3,853	1.59
Financial expenses—net	202	8	210	0.01
Provision for income taxes	166	411	577	0.44

Net income attributable to Teva	2,000	1,029	3,029	1.14

Earnings per share attributable to Teva:
Basic	2.29	1.18	3.47
Diluted	2.23	1.14	3.37
Weighted average number of shares (in millions):
Basic	872	—	872
Diluted	896	16	912
Add back for diluted earnings per share calculation	1	43	44
Effective tax rate	8%	8%	16%

For 2009, the difference between the add back for diluted earnings per share calculations represents potential dilution of convertible senior debentures, which had an anti-dilutive effect on the reported earnings per share while being dilutive on a non-GAAP basis.

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for 2011 amounted to $592 million on pre-tax non-GAAP income of $5.1 billion. The provision for taxes in the comparable period of 2010 was $613 million on pre-tax income of $4.8 billion, and in 2009, was $577 million on pre-tax income of $3.6 billion. The non-GAAP tax rate for 2011 was 12% as compared to 13% in 2010 and 16% in 2009. The lower annual non-GAAP effective tax rate for 2011 as compared to 2010, was primarily the result of differences in the mix of products (both type and location of production) sold in these years. In general, we benefit more from tax incentives on products for which we also produce the API.

Trend Information

The following factors are expected to have an effect on our 2012 results:

•	an increase in Copaxone® sales due to the completion of the takeback of marketing responsibility from Sanofi;

•	competition for Provigil® in the United States beginning in April 2012, resulting in a material decrease in sales of this product;

•	a substantial increase in the amortization of intangible assets held by Cephalon and Taiyo, a disproportionate amount of which will occur in the first quarter;

•	the impact of currency fluctuations on revenues and net income, as well as on various balance sheet line items;

•	share repurchases pursuant to the $3 billion share repurchase program authorized by the Board of Directors in December 2011; and

•	repayment of $1 billion and refinancing of $2.6 billion of short-term debt.

Future acquisitions could affect the above numbers.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) affect our results. During 2011, the main currencies relevant to our operations increased in value against the U.S. dollar: the euro by 5%, Israeli shekel by 4%, Russian ruble by 3% , Canadian dollar by 4%, British pound by 4%, Japanese yen by 10% and Hungarian forint 3% (on an annual average compared to annual average basis).

As a result, exchange rate movements during 2011 in comparison with 2010 positively impacted overall revenues by approximately $367 million. We also recorded higher expenses due to these currency fluctuations, and as a result our operating income increased by approximately $54 million.

Exchange rates also had a significant impact on our balance sheet, as approximately 75% of our net assets, including both non-monetary and monetary assets that were translated from the functional currencies into U.S. dollar, were in non U.S. dollar currencies. When compared with the end of 2010, certain changes in currency rates had a negative impact of $0.8 billion on our equity, mainly due to the decrease in value against the U.S. dollar of: the euro by 3%, the Hungarian forint by 16%, the Polish zloty by 16%, the Czech koruna by 4% and the Chilean peso by 11%. All comparisons are on the basis of end of year rates.

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

Revenue Recognition and Sales Reserves and Allowances (“SR&A”)

Revenue is recognized from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title, risk and rewards for the products are transferred to the customer.

Revenues from product sales, are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact. These provisions primarily relate to sales of pharmaceutical products in the U.S.

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

Rebates and Other Sales Reserves and Allowances

Rebates and Other Sales Reserves and Allowances includes rebates for customer programs and government, shelf stock adjustments and other promotional programs. Rebates represent the majority of the reserve.

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

Medicaid and Other Governmental Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. We estimate these rebates based on historical trends of rebates paid as well as on changes in wholesaler inventory levels and increases or decreases in sales. Included in the 2011 and 2010 provisions are estimates for the impact of changes to Medicaid rebates and associated programs related to U.S healthcare reform.

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

Returns. Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns. We record a reserve for estimated sales returns in accordance with the “Revenue Recognition When Right of Return Exists” FASB pronouncement. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2011 and 2010 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

Sales reserves and allowances (SR&A) for third-party sales of pharmaceutical products to U.S. customers at December 31, 2011 and 2010 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 76% of our total sales reserves and allowances as of December 31, 2011, with the balance primarily in Germany, Canada, and the U.K.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2009	$123	1,031	$412	$1,273	$2,839
Provisions related to sales made in current year period	305	3,098	194	2,848	6,445
Provisions related to sales made in prior periods	—	—	(41)	(62)	(103)
Credits and payments	(335)	(3,335)	(194)	(2,584)	(6,448)

Balance at December 31, 2010	$93	$794	$371	$1,475	$2,733

Acquisition of Cephalon	5	46	80	97	228
Provisions related to sales made in current year period	291	2,843	248	3,112	6,494
Provisions related to sales made in prior periods	(1)	1	(36)	29	(7)
Credits and payments	(288)	(2,619)	(212)	(2,814)	(5,933)

Balance at December 31, 2011	$100	$1,065	$451	$1,899	$3,515

Reserves at December 31, 2011 increased by approximately $782 million from December 31, 2010. The most significant variances were an increase in rebates and other sales reserves of approximately $327 million, an increase of $228 million related to the acquisition of Cephalon, and an increase to chargebacks of $225 million. Chargebacks have increased due to overall mix of products sold. The increase in rebates and other sales reserves is primarily related to the impact of pricing actions during the year, higher rebates to customers, as well as, additional Medicaid and other governmental rebates related to U.S. healthcare reform.

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

Expenses in Connection with Collaboration Agreements

Expenses incurred in relation to third party cooperation arrangements are recorded and generally included in cost of sales where the third party is a supplier of product or related product components. In other cases, payments are generally considered marketing costs and are included in selling and marketing expenses. When payments or royalties are received, they are included in revenue.

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

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the determination of the appropriate valuation allowances we have considered the most recent projections of future business results and prudent tax planning alternatives that may allow us to realize the deferred tax assets. Taxes which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing deferred taxes, as it is our intention to hold these investments, rather than realize them.

Income derived from our tax exempt Approved Enterprises in Israel triggers tax payments only upon declaration of dividend from such income, except for income of an Approved Enterprise under the Strategic Investment Track, which is exempt upon distribution as well. In 2011, we distributed dividends in the amount of $370 million out of our previously exempt income and paid the corporate tax due on such distributions. In future years we expect to have sufficient income from non-exempt and strategic Approved Enterprise sources to fund our dividend distributions. Accordingly, we intend to permanently reinvest the amounts of tax exempt income (other than income from the strategic Approved Enterprise) and do not intend to declare further dividend distributions from such income. Therefore, no deferred taxes have been provided in respect of such tax exempt income. In general, we do not expect our non-Israeli subsidiaries to distribute taxable dividends in the foreseeable future, as their earnings are needed to fund their growth while we expect to have sufficient resources in the Israeli companies to fund our cash needs in Israel.

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

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries.

Indefinite life intangible assets are comprised of trade names and acquired research and development in-process. Indefinite life intangible assets are not amortized but rather are tested for impairment annually at December 31 of each year, or whenever events or circumstances present an indication of impairment. Research and development in-process will continue to be tested for impairment until the related research and development efforts are either completed or abandoned. Upon completion or abandonment of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly.

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

In addition, we evaluate the recoverability and measure the possible impairment of goodwill. The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. If it is determined that it is more likely than not that the fair value of the reporting unit fair value is less than the carrying amount of the goodwill, then the goodwill impairment test is applied using a two-step approach. In the two-step approach, the first step screens for potential impairment, and the second step measures the amount of the impairment, if any. The first step begins with the estimation of the fair value of the reporting unit. Our estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare, on an operating unit level, our estimate of fair value for such operating unit to the book value of the operating unit. If the book value of any of the operating units is greater than the estimate of its fair value, we would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. Such implied fair value is determined by allocating the fair value of the operating unit to all of the assets and liabilities of that unit as if the operating unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the operating unit. The excess of the fair value of the operating unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the operating unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

Marketable securities

Marketable securities consist mainly of money market funds, debt securities and equity securities, classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss).

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

Long-lived assets

We test long-lived assets for impairment, whenever events or circumstances present an indication of impairment. The impairment test consists of a comparison of the fair value of the intangible assets and fixed assets to their carrying amounts. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows.

Recently Issued Accounting Pronouncements

See note 1ac included in our consolidated financial statements.

Liquidity and Capital Resources

Total assets amounted to $50.1 billion at December 31, 2011, compared to $38.2 billion at December 31, 2010. The increase is mainly due to the acquisitions of Cephalon, Taiyo, Theramex, Infarmasa, CureTech and of Kowa’s interest in the Teva-Kowa joint venture.

Our working capital balance, which includes accounts receivable, inventories and other current assets net of SR&A, accounts payable and other current liabilities, was $3.8 billion at December 31, 2011 and at December 31, 2010.

Inventory balances at December 31, 2011 amounted to $5.0 billion, compared with $3.9 billion at December 31, 2010. The increase reflects the consolidation of inventory of acquired companies, as well as growth in our underlying business. At December 31, 2011, inventory days were 168 compared to 180 at December 31, 2010.

Accounts receivable at December 31, 2011, net of SR&A, was $1.8 billion, compared to $2.1 billion at December 31, 2010, despite the consolidation of the acquired companies’ accounts receivable, due to the securitization of $558 million in accounts receivable during the second half of 2011. Days sales outstanding (receivables) (“DSO”), net of SR&A, decreased from 41 days at December 31, 2010 to 30 days at December 31, 2011. This decrease was primarily due to above-mentioned securitization and increases in collections, as well as to the consolidation of Cephalon’s accounts receivables, which had a relatively low level of net accounts receivable and DSO. Although we record receivables on a gross basis, and record substantially all of SR&A as a liability, we have used a net figure for the calculation of DSO in order to facilitate a more meaningful comparison with some of our peers, which record receivables net of these reserves.

Accounts payable and accrual days increased from 69 days at December 31, 2010 to 83 days at December 31, 2011, mainly due to our increased focus on working capital management. Accounts payable days are calculated based on the average payables balance of the previous and current quarters, divided by operating expenses. In calculating the average balances for the fourth quarter of 2011, we included Cephalon’s balances.

Investment in property, plant and equipment in 2011 was approximately $1.1 billion, compared to $710 million in 2010. Depreciation amounted to $358 million in 2011, compared to $448 million in 2010. In 2011, we reassessed our estimates of the useful lives of property and machinery used in the determination of depreciation, based on management’s review of actual physical condition and usage, normal wear and tear, technological change, and industry practice. Following this reassessment, the estimated useful life of buildings was changed from a range of 25 to 50 years to an aggregate useful life of 40 years, and the estimated useful life of machinery was changed to a range of useful life of 15 to 20 years from a range of 7 to 15 years. The impact of the change in estimates is not material to the financial statements.

Cash and cash equivalents, short term and long term investments at December 31, 2010 increased by $0.2 billion to $1.7 billion at December 31, 2011, reflecting cash generated during 2011 and cash on hand resulting from debt issuances and bank borrowings, less cash paid for acquisitions made during the year and the debt repayments described below. The cash and cash equivalents balance, including marketable securities, also reflects the addition of Mesoblast (acquired as part of Cephalon) to our equity holdings.

2011 Debt Movements

Total debt increased by $7.6 billion in 2011, primarily due to the financing of the Taiyo and Cephalon acquisitions, as further described below.

In December 2011, we repaid at maturity $0.5 billion of LIBOR+0.40% floating rate senior notes that were issued with connection with the ratiopharm acquisition.

In June and July 2011, we entered into new and revised syndicated credit agreements providing an aggregate of $6.5 billion for use in financing the acquisition of Cephalon, among other things. In September 2011, we entered into a bridge loan facility of $1.5 billion in connection with Cephalon financing. On October 11, 2011, we borrowed approximately $6.5 billion under the June and September credit facilities to finance the acquisition of Cephalon. In November 2011, in connection with the Cephalon acquisition, our finance subsidiaries issued notes in an aggregate principal amount of $5.0 billion. The proceeds were used to repay short term indebtedness used to finance the Cephalon acquisition and to repay approximately $2.1 billion of convertible notes that were assumed with the acquisition of Cephalon. Following these financing transactions, we have $2 billion of term loans outstanding (in addition to the $5 billion of notes).

In October 2011 we entered into a $0.5 billion, one-year term loan agreement for general corporate purposes, which was fully drawn in October.

In September 2011, we repaid a CAD 168 million loan that had been established in August 2006.

In July, we borrowed approximately $1 billion in connection to the Taiyo acquisition under a one-year term loan denominated in yen. As part of the Taiyo acquisition, we assumed Taiyo’s indebtedness of approximately $0.5 billion.

During the first half of 2011, we repaid $670 million in bank borrowings that had been drawn in 2010 in connection with the ratiopharm acquisition.

In March 2011, we issued notes in an aggregate principal amount of $750 million. The proceeds of this offering were used mainly to repay $814 million of our 1.75% senior convertible debentures due 2026.

In January 2011, we entered into a new three-year $1.5 billion unsecured syndicated credit facility, which replaced separate bilateral revolving credit agreements for an aggregate of $1.1 billion that we had entered into in 2009 and early 2010. Availability under this facility was increased to $2.5 billion in June, as described above.

2010 Debt Movements

In June 2010, in connection with the ratiopharm acquisition, we issued $2.5 billion in notes, including $1 billion of 3.0% fixed rate senior notes maturing in June 2015, $1 billion of 1.5% fixed rate senior notes maturing in June 2012 and $500 million of LIBOR+0.40% floating rate senior notes that matured in December 2011.

Prior Years’ Debt Movements

In December 2008 and September 2009, a Teva subsidiary signed two credit agreements with the European Investment Bank (EIB), pursuant to which we borrowed from the EIB €200 million at a rate of Euribor plus a spread and another $147 million at a rate of LIBOR plus a spread for a six year term.

In connection with the Ivax acquisition in January 2006, Teva finance subsidiaries issued an aggregate of $817.5 million of 1.75% convertible senior debentures due 2026 and $575 million of 0.25% convertible senior debentures due 2026. The holders of the 0.25% debentures have the right to cause Teva to redeem the notes in

February 2016. In addition, such holders currently have the right to convert their debentures into shares at a rate of $45.45 per share. In February 2011, Teva elected to exercise its right to redeem the 1.75% debentures, which resulted in substantially all of the holders tendering their debentures for conversion. As a result, Teva paid an aggregate of $814 million in cash and issued approximately 1.2 million shares upon conversion and/or redemption of such debentures. During 2010, $45 million of the 0.25% debentures were converted.

In addition to the above convertible senior debentures, in January 2006, a Teva finance subsidiary issued an aggregate of $1 billion of 6.15% senior notes due 2036 and $500 million of 5.55% senior notes due 2016. During 2008, Teva repurchased $13 million and $7 million of those notes, respectively.

The remaining debt consists of floating-rate bank loans. These borrowings, which are in currencies other than Israeli shekel, are usually linked to the relevant LIBOR plus a spread of 0.2% – 1.5%.

The portion of total debt classified as short term decreased from 40% to 29% as a result of incurring more long term debt in connection with the Cephalon acquisition.

As a result of the increase in total debt which was partly offset by the increase in shareholders’ equity, our financial leverage ratio increased from approximately 24% at December 31, 2010 to approximately 39% at December 31, 2011.

During 2011, $12 million principal amount of senior convertible debentures was converted, compared to $136 million during 2010.

Shareholders’ Equity, Cash Flow and Commitments

Our shareholders’ equity was $22.3 billion at December 31, 2011 compared to $22.0 billion at December 31, 2010. The increase resulted primarily from net income attributable to Teva for the year of $2.8 billion, which was largely offset by approximately $900 million in share repurchases, approximately $841 million in negative translation differences as a result of the strengthening of the U.S. dollar relative to most of the major currencies during 2011, and dividend payments of approximately $800 million.

Cash flow generated from operating activities during 2011 amounted to approximately $4.1 billion, similar to 2010. In 2011, cash flow was influenced by increasing inventories, higher payables (including amounts spent on legal settlements), offset by increased collections including as a result of our receivables securitization in the second half of 2011.

Cash flow generated from operating activities in 2011, net of cash used for capital investments and dividends paid, amounted to approximately $2.4 billion, a decrease of $475 million from 2010. The decrease resulted mainly from higher capital expenditures and higher dividend payments (an additional $132 million paid compared to 2010).

We announced a dividend for the fourth quarter of 2011 of NIS 1.00 (26.8 cents according to the rate of exchange on February 14, 2012) per share, an increase of 25% from NIS 0.8 which was the dividend declared for each one of the first three quarters of 2011. The dividend payment for the fourth quarter of 2011, which is expected to take place on March 12, 2012, will be made with respect to ADSs on the basis of the then current USD-NIS exchange rate.

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

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

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual properly or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently well in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our recent $2.5 billion syndicated revolving line of credit, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

In 2012 we expect to repay $1.0 billion, and refinance $2.6 billion, of short term debt.

Trend Information

Please see item 5: “Operating and Financial Review and Prospects” and in particular “Supplemental Non-GAAP Income Data,” as well as Item 4: “Information on the Company.”

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements as defined in Item 5.E of Form 20-F. During the second half of 2011, we securitized approximately $558 million of trade receivables, by selling such receivables for a cash payment.

Aggregated Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2011:

	Payments Due By period
	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
	(U.S. dollars in millions)
Long-term debt obligations, including estimated interest	$14,505	$1,976	*	$4,800	**	$3,365	***	$4,364	****
Operating lease obligations	399	114		150		65		70
Purchase obligations (including purchase orders)	2,245	2,096		124		10		15

Total	$17,149	$4,186		$5,074		$3,440		$4,449

*	Includes $1 billion of 1.5% Senior Notes due 2012 issued in connection with the ratiopharm acquisition, $530 million of 0.25% Convertible Senior Debentures due 2026, with a redemption date of February 1, 2016.
**	Includes $250 million of 1.7% Senior Notes due 2014 and $500 million of LIBOR +0.5% Senior Notes due 2014 issued in March 2011, $1.1 billion of LIBOR +0.9% Senior Notes due 2013, $1 billion of 1.7% Senior Notes due 2014 and $200 million of LIBOR +0.8% Senior Notes due 2013 issued in connection with the Cephalon acquisition, and $1 billion of term loan in connection with the Cephalon acquisition.

***	Includes $1 billion of 3.0% Senior Notes due 2015 issued in connection with the ratiopharm acquisition, $950 million of 2.4% Senior Notes due 2016 assumed in connection with Cephalon acquisition, and $493 million of 5.55% Senior Notes due 2016.
****	Includes $987 million of 6.15% Senior Notes due 2036 and $1.75 billion of 3.65% Senior Notes due 2021 issued in connection with Cephalon acquisition.

The total amount of unrecognized tax benefits for uncertain tax positions was $907 million at December 31, 2011. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the above table. We do not expect a significant tax payment related to these obligations within the next year.

The Company has committed to future expenditures relating to joint ventures in accordance with the terms of the applicable agreements. These commitments will amount to approximately $181 million over the next five years unless the joint ventures are prematurely terminated.

Teva is also committed to make potential future “milestone” payments to third parties under various agreements. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. The total contingent payments, were all milestones and targets to be achieved, presenting obligations with Phase II and up, as of December 31, 2011 could reach an aggregate of up to approximately $2.2 billion.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information as to the executive officers and directors of Teva as of February 15, 2012:

Executive Officers

Name	Age	Officer Since	Position
Shlomo Yanai*	59	2007	President and Chief Executive Officer
Dr. Jeremy Levin*	58	2012	President and Chief Executive Officer Designate
Isaac Abravanel	57	2007	Corporate Vice President, Human Resources & Chief Integration Officer
J. Kevin Buchi	56	2011	Corporate Vice President, Global Branded Products
Eyal Desheh	59	2008	Chief Financial Officer
Richard S. Egosi	49	2010	Corporate Vice President and Chief Legal Officer
Prof. Itzhak Krinsky	59	2005	Corporate Vice President—Business Development
Moshe Manor	55	1995	President Teva Asia & Pacific
William S. Marth	57	2005	President and Chief Executive Officer—Americas
Dr. Gerard Van Odijk**	54	2006	President and Chief Executive Officer—Teva Europe
Dr. Robert Koremans**	49	2012	President and Chief Executive Officer—Teva Europe Designate
Aharon Yaari	60	2002	Group Vice President—Teva Generics System
Ron Grupel	61	1993	Chief Internal Auditor

*	On May 9, 2012, Mr. Yanai is scheduled to step down as President and Chief Executive Officer, and Dr. Levin is scheduled to assume the office of President and Chief Executive Officer.
**	On March 1, 2012, Dr. Van Odijk is scheduled to step down as President and Chief Executive Officer—Teva Europe, and Dr. Koremans is scheduled to assume the office of President and Chief Executive Officer—Teva Europe.

Directors

Name	Age	Director Since	Term Ends
Dr. Phillip Frost—Chairman	75	2006	2012
Prof. Moshe Many	83	1987	2013
Roger Abravanel	65	2007	2012
Abraham E. Cohen	75	1992	2013
Amir Elstein	56	2009	2013
Chaim Hurvitz	51	2010	2014
Prof. Elon Kohlberg	66	2009	2012
Prof. Roger Kornberg	64	2007	2013
Prof. Richard A. Lerner	73	2012	2012
Joseph Nitzani (1)	65	2008	2014
Prof. Yitzhak Peterburg	60	2012	2013
Prof. Dafna Schwartz (1)	61	2011	2014
Ory Slonim	69	2008	2014
Dan S. Suesskind	68	2010	2014
Erez Vigodman	52	2009	2012

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.

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

Dr. Jeremy Levin will assume the office of President and Chief Executive Officer in May 2012. From 2007 until January 2012, he served as Senior Vice President, Strategy, Alliances, and Transactions at Bristol-Myers Squibb. From 2003 to 2007, Dr. Levin served as Global Head of Business Development and Strategic Alliances at Novartis. Earlier, he founded Physiome Sciences, a biotechnology company, and served as CEO of Cadus Pharmaceuticals, leading it successfully through its initial public offering. Dr. Levin received an undergraduate degree from Oxford University in zoology in 1974, master’s and doctoral degrees from Oxford University in molecular biology (in 1976 and 1978, respectively), and a medical degree from Cambridge University in 1981. Dr. Levin has served as a practicing physician at university hospitals in South Africa, the United Kingdom and Continental Europe. Among numerous honors, he was a 2005 recipient of the Albert Einstein Award for Leadership in Life Sciences, awarded by Shimon Peres.

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

J. Kevin Buchi has served as Teva’s Corporate Vice President, Global Branded Products since the completion of the Cephalon acquisition in October 2011. Prior to joining Teva, he was Cephalon’s Chief Executive Officer. Mr. Buchi joined Cephalon in 1991 and held various positions, including head of business development, Chief Financial Officer and Chief Operating Officer before becoming Cephalon’s CEO in December 2010. Mr. Buchi serves as a member of the board of directors of Mesoblast Limited, a public company traded on the Australian Stock Exchange. Mr. Buchi graduated from Cornell University with a bachelor of arts degree in chemistry and received a master’s degree in management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Eyal Desheh became Chief Financial Officer in July 2008. Mr. Desheh had previously served as Deputy Chief Financial Officer at Teva from 1989 to 1996. From 2000 until 2008, he was Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

Richard S. Egosi became Corporate Vice President, Chief Legal Officer and Company Secretary in January 2010. Mr. Egosi has been with Teva since 1995, previously serving as Teva’s Deputy Chief Legal Officer and as Senior Vice President and General Counsel of Teva Americas. Mr. Egosi received a B.S. in economics from Clemson University in 1984 and a J.D. and M.B.A. from Emory University in 1988.

Prof. Itzhak Krinsky has served as Corporate Vice President—Corporate Business Development since May 2005. Prior to joining Teva, Prof. Krinsky was a managing director with Deutsche Bank (Bankers Trust) from 1998 to 2001; The Silverfern Group, Inc. from January 2003 until February 2005 and, until joining Teva, Trenwith Securities, LLC, all investment banks in New York City. Prof. Krinsky was previously a Professor of Finance & Business Economics, Michael G. DeGroote School of Business, McMaster University (from 1993 to 2000). Prof. Krinsky received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

Moshe Manor became President—Teva Asia & Pacific in October 2010, after serving as Group Vice President—Global Branded Products since January 2009 and as Group Vice President—Global Innovative Resources from January 2006 to January 2009. Mr. Manor was Vice President—Global Products Division from 2002 until January 2006. Mr. Manor received his B.A. in economics from the Hebrew University in 1982 and his M.B.A. from Tel Aviv University in 1985.

William S. Marth has served as President & Chief Executive Officer—Americas since June 2010, after serving as President and Chief Executive Officer of Teva North America from January 2008 to June 2010 and as President and Chief Executive Officer of Teva USA from January 2005 to January 2008. Mr. Marth was previously Executive Vice President and Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. Mr. Marth earned his B.Sc. in pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management, DeVry University. Mr. Marth is a licensed pharmacist and serves on various boards and committees, including The University of the Sciences in Philadelphia and the Board of Ambassadors for John Hopkins’ Project RESTORE. Mr. Marth served as the Chairman of the Board of the Generic Pharmaceutical Association (GPhA) in 2008 and 2009 and the American Society for Health-System Pharmacists (ASHP) in 2010.

Dr. Gerard W.M. Van Odijk joined Teva as President and Chief Executive Officer of Teva Europe in January 2006. From 2003 to 2005, Dr. Van Odijk was Senior Vice President and Area Director of GlaxoSmithKline Northern Europe, and over the previous 16 years, he held a variety of senior positions in Europe at Glaxo, GlaxoWellcome and GlaxoSmithKline and served in commercial and general management positions in France, the United Kingdom and The Netherlands. Dr. Van Odijk also serves as a non-executive director on the board of Bavarian Nordic A/S. Dr. Van Odijk received his M.D. from the State University of Utrecht in 1987.

Dr. Robert Koremans will be appointed President and Chief Executive Officer—Teva Europe in March 2012. Previously, he served as Senior Vice President, Generics, Strategy & Development, Sanofi, and as President and CEO of Zentiva from 2009 until 2011. Dr. Koremans has held a variety of senior positions in Europe at the Serono Group from 1993 to 2000; Gruenenthal from 2000 to 2007 and Cryo-Save, Europe’s leading stem cell storage company from 2007 to 2009. Dr. Koremans received his medical degree from the Erasmus University of Rotterdam, the Netherlands in 1988.

Aharon Yaari became Group Vice President—Teva Generics System in February 2009, after serving as Group Vice President—Global API division since January 2006. Previously, he was Vice President—Global API Division from 2002 until 2006. Mr. Yaari joined Teva in 1981, and among his various assignments at Teva served as Vice President—Marketing and Sales of Teva’s API Division from 1999 to 2002 and as President of Plantex USA from 1996 to 1999. Mr. Yaari received his B.A. and M.A. in economics (cum laude) from the Hebrew University in 1981 and 1988, respectively.

Ron Grupel has been the Chief Internal Auditor of Teva since 1993. He received his B.A. in economics and accounting in 1975 and his M.B.A. in 1979 from Tel Aviv University.

Directors

Dr. Phillip Frost has served as Chairman of the Board of Teva since March 2010, after serving as Vice Chairman of the Board since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX

Corporation from 1987 until 2006. Dr. Frost was also President of IVAX from 1991 until 1995. Dr. Frost is Chairman of the Board and CEO of OPKO Health, Inc., a specialty pharmaceutical company, Chairman of the Board of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services. Dr. Frost serves as a director of Castle Brands Inc. He is also a member of the Board of Trustees of The Scripps Research Institute and of the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

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

Roger Abravanel has been a director of Teva since 2007. In 2006 Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel serves as a director of Admiral Group plc., Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), Luxottica Group S.p.A. and COFIDE—Gruppo De Benedetti SpA. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Politechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972.

Abraham E. Cohen has been a director of Teva since 1992. Mr. Cohen was Senior Vice President of Merck & Co. from 1982 to 1992 and served as President of the Merck Sharp & Dohme International Division from 1977 to 1988. Since his retirement from Merck in January 1992, Mr. Cohen has been active as an international business consultant. Mr. Cohen served as a director of Akzo Nobel NV until 2007 and of Vasomedical until 2011. Mr. Cohen is presently a director of Chugai Pharmaceutical Co., Ltd., BioTime, Inc. and Mannkind Corporation.

Amir Elstein rejoined Teva’s Board in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on the Company’s Board of Directors. Prior to joining Teva in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Israel Corporation Ltd, Chairman of the Board of Tower Semiconductor Ltd, and Chairman of the Board of Governors of the Jerusalem College of Engineering. Mr. EIstein also serves a chairman and or a member of the board of several academic, scientific, educational, social and cultural institutions. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

Chaim Hurvitz has been a director of Teva since 2010. Mr. Hurvitz currently serves as CEO of CHealth, a private venture capital firm, a position he has held since May 2011. Previously, he was a member of Teva’s senior management, serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President—Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz presently serves as a director of Aposense Ltd. He received a B.A. in political science and economics from Tel Aviv University in 1985.

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

Prof. Roger D. Kornberg has been a director of Teva since 2007. Prof. Kornberg is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has taught since 1978. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the U.S., the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). Prof. Kornberg is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. Prof. Kornberg is a member of the National Academy of Sciences and an honorary member of other academies and professional societies in the U.S., Europe and Japan. Prof. Kornberg serves as a director of Protalix BioTherapeutics and OpththaliX Inc. Prof. Kornberg received a B.A. in chemistry from Harvard in 1967 and a Ph.D. in chemistry from Stanford in 1972.

Prof. Richard Alan Lerner, M.D., joined Teva’s board in February 2012. Prior to joining Teva, he served as President of The Scripps Research Institute from 1987 until January 1, 2012, and is currently a member of its Skaggs Institute for Chemical Biology and Institute Professor. Prof. Lerner is the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner is a director of Kraft Foods, Inc., Opko Health, Inc. and Sequenom, Inc. Prof. Lerner has been the recipient of over 29 honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of Sciences, and holds honorary doctorates from esteemed academic institutions including the Technion—Israel Institute of Technology and University of Oxford. Prof. Lerner did undergraduate work at Northwestern University and received B.M.S and M.D. degrees from Stanford University Medical School in 1964, and interned at Palo Alto Stanford Hospital during 1964-1965.

Joseph Nitzani has been a director of Teva since 2008, serving as a statutory independent director. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and CEO of The Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani has served as a director in three subsidiaries of Migdal Capital Markets Group since December 2009 (and as a Chairman of one of them since 2010). Mr. Nitzani also served as a director of Adanim Mortgage Bank from 2006 to 2008 and of Hadassah Medical Center from 1996 (as Chairman since June 2008) to 2010. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Prof. Yitzhak Peterburg joined Teva’s Board in January 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board from 2009 until July 2010. Previously he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005 and Director General of Clalit Health Services, the leading healthcare provider in Israel, from1997 to 2002. He is a professor at the School of Business, Ben-Gurion University and served as member of the Board of Applisonix Ltd. from 2007 until 2010. Prof. Peterburg received a M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and a M.Sc. degree in Information Systems from the London School of Economics in 1990.

Ory Slonim rejoined Teva’s Board in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970 and is currently specializing in counseling corporations on risk management issues. Mr. Slonim previously served on Teva’s Board from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, he was a director at Migdal Insurance Company Ltd., serving as deputy chairman from 2000 until 2007 and as chairman of the company’s audit committee from 2001 until 2007. Between 1993 and 2011 he served as a director and chairman of the audit committee of U. Dori Group Ltd and between 2007 and 2012 he served as a director in Oil Refineries Ltd. Mr. Slonim presently serves as vice chairman of Harel Insurance Investments & Financial Services Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Dan S. Suesskind joined Teva’s Board in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. Mr. Suesskind previously served as a director of Teva from 1981 to 2001. From 2004 to 2011 he was a director of Ness Technologies Inc. Currently, Mr. Suesskind serves as a director of several companies, including Israel Corporation Ltd., Migdal Insurance Company Ltd. and Syneron Medical Ltd., as well as a member of the board (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel Academy of Science and Humanities and the Board of Trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. Mr. Suesskind was determined by the Board to be a financial and accounting expert under Israeli law.

Prof. Dafna Schwartz joined Teva’s Board in December 2011. Since 1999, she has been a faculty member at Ben Gurion University, where she is the head of the MBA track (Magama) in Entrepreneurship and High-Tech Management at the Department of Business Administration and the director of the Bengis Center for Entrepreneurship and Hi-Tech Management, Faculty of Business and Management. Prof. Schwartz is an economic consultant in Israel and abroad. Prof. Schwartz currently serves as a member of the boards of Strauss Group Ltd., Oil Refineries Ltd. and Rotem Industries Ltd. Previously, she served as a member of the boards of Al-Bad Massuot Yitzhak Ltd. (2010-2011, 1999-2004), Israel Discount Bank Ltd. (2007-2010, 1995-2002), Giron Development and Building Ltd. (2007-2010), The Phoenix Insurance Company Ltd. (2003-2008) and others. Prof. Schwartz is a member of the Israel National Council for Research and Development and of the EU Expert Group on Policy Relevant Research on Entrepreneurship and SME’s. Prof. Schwartz received a B.A. in Economics from Tel Aviv University in 1973, a M.Sc. in Agricultural Economics and Management from the Hebrew University in 1977 and a Ph.D. in Economics from the Hebrew University in 1990. Prof. Schwartz qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Erez Vigodman has been a director of Teva since 2009. Since January 2010, he has been President and Chief Executive Officer of Makhteshim Agan, the world’s leading generic crop protection (agrochemical) company. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Compensation

The aggregate direct compensation paid to or accrued on behalf of all directors and executive officers (including those directors and officers who retired or changed their positions during the year) as a group during 2011 was $21.1 million. This amount includes fees of $2.7 million paid to non-employee directors and amounts set aside or accrued to provide pension, retirement or similar benefits of $0.8 million. This amount does not include approximately $3 million from the exercise of previously granted stock options or restricted share units (RSUs). In addition, directors are reimbursed for expenses incurred as part of their service as directors. None of the non-employee directors have agreements with us that provide for benefits upon termination of service.

We have adopted a number of stock option or stock incentive programs covering either ordinary shares or ADSs including our 2010 Long-Term Equity Based Incentive Plan approved by our shareholders in June 2010. In 2011, options to purchase an aggregate of 2,894,026 ordinary shares were awarded to executive officers at a weighted average exercise price of $42.20 per share or ADS with expiration dates in 2021, as well as 442,213 RSUs.

As of December 31, 2011, options exercisable for an aggregate of approximately 33.3 million shares, with a weighted average exercise price of $44.92 per share, and approximately 3.1 million RSUs, with a weighted average grant date fair value of $43.23, were outstanding under our stock option and incentive programs. For further information regarding our options and RSUs, see Note 13 to the Notes to Consolidated Financial Statements.

Board Practices

Our board of directors comprises 15 persons, of whom 10 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two statutory independent directors as mandated under Israeli law, who are subject to additional criteria to help ensure their independence. See “Statutory Independent Directors/Financial Experts” below. The directors’ terms are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Dr. Phillip Frost, Chaim Hurvitz, Prof. Roger Kornberg, Prof. Yitzhak Peterburg and Dan S. Suesskind.

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

Board Meetings. Meetings of the board of directors are generally held every four to six weeks throughout the year, with additional special meetings scheduled when required. Information regarding the number of meetings of the Board and Board committees and attendance rates is presented in the table below.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) one time during 2011. They will continue to meet in executive session on a regular basis. Prof. Moshe Many serves as chairman of the executive sessions of the Board.

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

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit committee. All other Board committees exercising powers delegated by the Board must include at least one such statutory independent director. Statutory independent directors are appointed at the general meeting of shareholders and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations promulgated thereunder. Furthermore, regulations promulgated under Israeli law set minimum, maximum and other rules regarding compensation that may be paid to statutory independent directors. Prof. Dafna Schwartz and Joseph Nitzani currently serve in this capacity.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with a substantial scope of business, (B) a senior public position or a senior position in the public service, or (c) a senior position in the main field of the company’s business.

Under Israeli law, at least one of the statutory independent directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Teva has adopted a policy requiring that two directors qualify as, and be determined, financial and accounting experts, in addition to the statutory independent director holding such expertise. In accordance with this policy, it has been determined that Dan S. Suesskind, Prof. Dafna Schwartz and Joseph Nitzani are financial and accounting experts under Israeli law.

Committees of the Board

Our Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one statutory independent director. The Board has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board. Membership on these Board committees is presented in the table below.

We have adopted charters for our audit, human resources and compensation, and corporate governance and nominating committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three directors. Under the Companies Law, the audit committee must include all of the statutory independent directors, must be comprised of a majority of directors meeting certain independence criteria and may not include certain directors. As a Nasdaq-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by the SEC and Nasdaq.

Under the Israeli Companies Law, the audit committee is responsible for: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) making determinations and considering providing approvals concerning certain related party transactions and transactions involving conflicts of interest (including the terms of service of office holders); (c) reviewing the internal auditor’s work program; (d) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; (e) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations; and (f) implementing procedures concerning employee complaints on deficiencies in the administration of the company’s business and the protection to be provided to such employees. Furthermore, in accordance with regulations promulgated under the Israeli Companies Law, the audit committee discusses the financial statements and presents to the board its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees the risk management processes implemented by the Company, periodically discusses with management the different risks related to the Company and its activities, and reviews with management the Company’s policies and practices regarding risk identification, assessment, and mitigation.

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

All of the audit committee members have been determined to be independent as defined by the applicable Nasdaq and SEC rules.

The Board has determined that Prof. Dafna Schwartz and Joseph Nitzani are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A: Audit Committee Financial Experts” below.

Human Resources and Compensation Committee

The purpose of the human resources and compensation committee is, subject to applicable law, to oversee on behalf of the Board of Directors the management of the Company’s compensation and other human resources related issues and to otherwise carry out on behalf of the board its responsibilities relating to these issues. The committee is responsible for making recommendations, in accordance with applicable law, concerning the compensation of the Company’s CEO and other senior executive officers. The committee is also responsible for establishing annual and long-term performance goals and objectives for our executive officers and reviewing the overall compensation philosophy of the Company. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

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

Finance and Investment Committee

The role of the finance and investment committee is to assist the Board in fulfilling its responsibilities with respect to the Company’s financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of the Company finances and the mitigation of such risks, as well as financial controls and reporting and various other finance-related matters.

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

Current Members of Board Committees

Name	Audit		Human Resources and Compensation		Corporate Governance and Nominating		Finance and Investment		Community Affairs		Scientific Advisory
Dr. P. Frost											✓	*
Prof. M. Many	✓		✓	*	✓						✓	+
R. Abravanel			✓
A. E. Cohen			✓		✓
A. Elstein					✓		✓		✓	*
C. Hurvitz									✓
Prof. E. Kohlberg	✓		✓
Prof. R. Kornberg											✓
Prof. R. Lerner											✓
J. Nitzani	✓	*	✓		✓		✓
Prof. Y. Peterburg											✓
Prof. D. Schwartz	✓						✓		✓
O. Slonim	✓		✓		✓	*			✓
D. S. Suesskind							✓	*	✓
E. Vigodman							✓

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson

Board and Committee Meetings

Name of Body	No. of Meetings in 2011	Average Attendance Rate
Board of directors	14	87%
Audit committee	12	98%
Human resources and compensation committee	12	89%
Corporate governance and nominating committee	4	95%
Finance and investment committee	6	87%
Community affairs committee	3	100%
Scientific advisory committee	2	100%

Employees

As of December 31, 2011, we employed 45,754 full-time-equivalent employees. We consider our labor relations with our employees around the world to be good.

	December 31,
Geographic Area	2011	2010	2009
Europe (West & East)	20,019	17,098	13,659
North America	9,543	8,393	7,715
Israel	7,110	6,774	6,301
Latin America	4,513	5,536	5,754
Asia	4,549	1,849	1,649
Other countries	20	10	11

Total	45,754	39,660	35,089

Share Ownership

As of December 31, 2011, the directors and executive officers as a group beneficially held 20,972,928 ordinary shares (representing approximately 2.2% of the outstanding shares as of such date). This figure includes 13,587,204 shares beneficially owned by Dr. Phillip Frost, representing approximately 1.4% of the outstanding shares. Dr. Frost is the only director or officer who held 1% or more of our outstanding shares as of December 31, 2011.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To the best knowledge of Teva, as of December 31, 2011, no shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

As of December 31, 2011, there were approximately 3,340 record holders of ADSs, whose holdings represented approximately 74% of the total outstanding ordinary shares. Substantially all of the record holders are residents of or domiciled in the U.S.

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

In October 2008, a subsidiary of Teva entered into a two-year lease for 9,950 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the board, at an annual rent of approximately $305,000 (including operational and service costs). Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space. In September 2010, the lease was extended for eighteen months, with no change in the annual rent. During 2011, two additional amendments were signed according to which the total office space was increased to 13,500 square feet. The term of the lease was extended until April 2015, with options to renew for two additional three-year terms. Aggregate rent for the first year of the extension (April 1, 2012 to March 31, 2013) is approximately $412,000, increasing 4% per year for the remainder of the initial term and each renewal term.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a director of Teva, acquired a personal interest in, and became a member of the board of directors of, CTG Weld. In 2011, Teva engaged CTG Weld in connection with certain clinical studies, for overall payments of €2.1 million.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc., a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. According to the agreement, Teva will fund the company’s R&D under the Research Agreement by the investment into the company of two tranches of $7.5 million each per target (the latter one being discretionary). Dr. Phillip Frost, the Chairman of the board of directors of Teva, and Prof. Roger Kornberg, a member of the board, are both investors in and members of the board of directors of CoCrystal Discovery. Prof. Kornberg is also Chief Scientific Officer of CoCrystal Discovery.

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

ADSs

Teva’s ADSs, which have been traded in the U.S. since 1982, were admitted to trading on the Nasdaq National Market in October 1987 and now trade on the Nasdaq Global Select Market. The ADSs are quoted under the symbol “TEVA.” The Bank of New York Mellon serves as depositary for the shares. In November 2002, Teva was added to the NASDAQ 100 Index. As of December 31, 2011, Teva had 699,092,829ADSs outstanding. Each ADS represents one ordinary share; accordingly, the number of the outstanding ADSs is included in the number of outstanding ordinary shares.

The following table sets forth information regarding the high and low intraday prices of an ADS on Nasdaq for the periods specified in U.S. dollars:

Period	High	Low
Last six months:
February 2012 (until February 7)	46.65	44.76
January 2012	46.33	41.83
December 2011	43.12	39.50
November 2011	41.92	36.88
October 2011	42.58	35.16
September 2011	41.95	35.00
August 2011	45.01	36.05

Last eight quarters:
Q4 2011	43.12	35.16
Q3 2011	49.72	35.00
Q2 2011	51.30	44.86
Q1 2011	57.08	47.30
Q4 2010	54.70	48.28
Q3 2010	56.37	46.99
Q2 2010	64.36	50.63
Q1 2010	64.95	55.88

Last five years:
2011	57.08	35.00
2010	64.95	46.99
2009	56.88	41.05
2008	50.00	35.89
2007	47.14	30.81

On February 7, 2012, the last reported sale price for the ADSs on Nasdaq was $44.81. The Chicago Board Options Exchange, Chicago Board Options Exchange C2, International Securities Exchange, Nasdaq, Nasdaq OMX Boston, NASDAQ OMX Philadelphia, BATS, NYSE Amex and NYSE Arca quote options on Teva’s ADSs under the symbol “TEVA”.

Teva’s ADSs are also traded on the exchanges in Frankfurt and Berlin.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange (TASE) since 1951. As of December 31, 2011, Teva had 941,985,166 ordinary shares outstanding, including ordinary shares underlying outstanding ADSs.

The table below sets forth in NIS the high and low intraday sale prices of the ordinary shares on the TASE during the periods indicated, as reported by the TASE:

Period	High	Low
Last six months:
February 2012 (until February 7)	172.50	167.40
January 2012	173.90	155.20
December 2011	163.60	148.10
November 2011	155.00	138.20
October 2011	151.70	132.50
September 2011	149.00	129.80
August 2011	161.00	136.30

Last eight quarters:
Q4 2011	163.60	132.50
Q3 2011	170.80	129.80
Q2 2011	178.50	155.20
Q1 2011	205.90	168.70
Q4 2010	197.20	176.90
Q3 2010	213.50	183.60
Q2 2010	240.60	195.60
Q1 2010	242.70	208.50

Last five years:
2011	205.90	129.80
2010	242.70	176.90
2009	215.20	160.30
2008	188.80	136.00
2007	188.90	130.00

On February 7, 2012, the last reported sale price of the ordinary shares on the TASE was NIS 168.50. The TASE also quotes options on the ordinary shares.

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

Directors’ Powers

The Israeli Companies Law, 5759-1999 (the “Companies Law”) requires approval by both the audit committee and the board of directors of, among other things, the following “actions” or “transactions” (as such terms are defined in the Companies Law), all subject to the requirement that such transactions are not adverse to the interests of the company:

•

proposed transactions between a company and its “office holders” (as such term is defined in the Companies Law), and proposed transactions between a company and a third party in which an office holder has a “personal interest” (as such term is defined in the Companies Law), that are outside the ordinary course of the company’s business, that are not in accordance with market conditions or that may materially influence the earnings, assets or liabilities of the company; and

•

“material actions” (as such term is defined in the Companies Law) that may otherwise be deemed to constitute a breach of fiduciary duty of any office holder of the company, provided that such office holder (a) acted in good faith, and (b) disclosed the essence of his personal interest in the action, including any substantial fact or document, a reasonable time before the date for discussion of the approval.

The Companies Law also requires that both the audit committee and the board of directors approve the terms of the company officer holders’ terms of service, including the grant of indemnification under a permit to indemnify, insurance and exemptions to such office holders, and an undertaking to indemnify such office holder, subject to the requirement that such arrangements are not adverse to the interests of the company. An amendment to existing terms of service that the audit committee confirms is immaterial only requires audit committee approval.

Under the Companies Law, certain other transactions (listed in Section 270 of the Companies Law) that require approval by the audit committee and the board of directors may also require shareholder approval (including, in certain cases, a specified percentage of disinterested shareholders), and to the extent that certain of these transactions have a duration of more than three years, they may need to be re-approved once every three years.

Approvals of the terms of service of directors, including the grant of exemption, insurance, an undertaking to indemnify or indemnification under a permit to indemnify as well as the company’s contracts with its directors on conditions of employment in other capacities, require approval by the audit committee, the board of directors and the shareholders.

Anyone with a personal interest in any of the above transactions may not be present and may not vote at the board of directors and audit committee meetings at which such transaction is approved (except under certain circumstances detailed in Sections 278(a) and 278(b) of the Companies Law).

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

Under the Companies Law, an acquisition of shares in a public company must be made by means of a purchase offer to all shareholders if, as a result of the acquisition, the purchaser would become a 25% or more shareholder of the company and no other person holds over 25% of the company’s shares, or if following the acquisition, the purchaser would hold over 45% of the company’s shares and no other person holds over 45% of the company’ shares. This rule does not apply to a purchase of shares by way of a “private offering” in certain circumstances provided under the Companies Law. The board of directors must provide the shareholders with its opinion as to the advisability of the purchase offer, or if it is unable to do so, may refrain from providing such opinion, provided that it reports the reasons for not so doing. The board must also disclose any personal interest of any of its members in the proposed acquisition.

Foreign Exchange Regulations

Nonresidents of Israel who purchase ADSs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, in U.S. dollars at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding. See “Israeli Taxation-Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below.

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

This summary does not purport to be a complete analysis of all potential tax consequences of owning ADSs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of Teva’s voting securities, investors that hold ordinary shares or ADSs as part of a straddle or hedging or conversion transaction, traders in securities that elect to mark to market, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar), some or all of which may be subject to special rules. Investors are advised to consult their own tax advisors with respect to the tax consequences of the ownership of ADSs, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on U.S. taxation.

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

Medicare Tax

In addition to the taxes on dividends and dispositions of ADSs described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

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

Israeli Taxation

Corporate Tax Rate

The regular corporate tax rate in Israel for 2011 was 24% (and is increased to 25% for 2012 and onwards). However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2011, 2010 and 2009 were 4%, 8% and 8%, respectively, since a major portion of Teva’s income is derived from Approved Enterprises (as discussed below), the applicable tax rates for which have been lower than the statutory rate, and from operations outside of Israel, where Teva has enjoyed lower tax rates.

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

Most of Teva’s projects in Israel have been granted Approved Enterprise status. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the regular corporate tax rate which was 24% in 2011 and is 25% in 2012 and thereafter).

Teva is a foreign investors company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises, depending on the level of foreign ownership. Depending on the foreign ownership in each tax year, the tax rate can range between 10% (when foreign ownership exceeds 79%) to 25% (when the foreign ownership is 49%). There can be no assurance that Teva will continue to qualify as an FIC in the future or that the benefits described herein will be granted in the future.

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

The Strategic Investment Track applies to companies that have an Approved Enterprise in a certain location in the country, which enterprise has (i) investments of at least NIS 600 million or NIS 900 million (approximately $160 million or $240 million) depending on the location in the country; and (ii) annual revenues (measured for the company’s consolidated group) for the tax year prior to the year the new investment begins (or the annual average for the three years prior to the year of investment) of at least NIS 13 billion or NIS 20 billion (approximately $3.25 billion or $5 billion). Income accrued under this track during the benefits period will be exempt from a corporate tax liability. In addition, dividends distributed from such income will also be exempt from Israeli tax. The Israeli government, in certain cases, may reduce these minimum requirements if it determines that the investments will result in material contributions to the Israeli economy. Teva has one approved program under this track.

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

Under a new amendment to the law effective January 1, 2011, upon an irrevocable election made by the Company, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the previous law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the law, when the election is made, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Certain “Special Industrial Companies” that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track noted above) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Teva may decide in the future to make the above-mentioned election with respect to each of its Israeli companies, or to remain subject to the current law. Teva does not expect the changes in the law to have a material effect on the tax payable by its Israeli operations.

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

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

During 2011, dividends distributed by an Israeli company to non-Israeli residents were generally subject to a 20% tax to be withheld at the source. Starting in 2012, the statutory withholding tax rate for these dividends should generally be 25% (in the case of dividends distributed from taxable income attributable to an Approved Enterprise the rate applied is 15% and when the dividend is distributed from income attributed to the Strategic Investment Track the rate applied is 0%), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the U.S. is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax to be withheld on Teva’s dividends for the fourth quarter of 2011 is 25%.

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

General

A significant portion of our revenues are from sales outside the United States and are recorded in local currencies. Similarly, much of our operating costs are incurred in currencies other than the U.S. dollar. Through our financial assets and liabilities we are also exposed to interest rate risks.

We take various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions as well as transactions intended to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar (where the U.S. dollar is not the functional currency), the new Israeli shekel (NIS), the euro, the Canadian dollar (CAD), the British pound (GBP), the Hungarian forint (HUF), the Russian ruble (RUB), the Croatian Kuna (HRK), the Czech koruna (CZK), other European currencies and Latin American currencies such as the Brazilian real (BRL) and the Mexican peso (MXN). The costs and gains resulting from such instruments, to the extent they do not qualify for hedge accounting, are included under the caption “financial expenses—net.”

Although we are typically able to borrow funds in U.S. dollars, NIS or any other major currency, we generally prefer to borrow in U.S. dollars. However, the loan is subject to the functional currency of the borrowing subsidiary in order to reduce the volatility of financial expenses.

We use financial instruments and derivatives in order to limit our exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose us to additional exchange rate or interest rate risks because the derivatives are covered in the corresponding underlying asset or liability. No derivative instruments are entered into for trading purposes.

Our derivative transactions during 2011 were executed through international as well as Israeli and Hungarian banks and other financial institutions. In the opinion of management, in light of our diversified derivative transaction portfolio, any credit risk associated with any of these banks or financial institutions is minimal.

Exchange Rate Risk Management

Balance Sheet Exposure

We hedge against exposures arising from the gap between current assets and current liabilities that are recorded in currencies other than the U.S. dollar (“balance sheet exposure”) in subsidiaries whose functional currency is the U.S. dollar. The majority of the balance sheet exposures in such subsidiaries is in European currencies, Canadian dollars and NIS. In our European and Latin American subsidiaries, we protect against balance sheet exposures that are generally in U.S. dollars and European currencies. We strive to limit our exposure through “natural” hedging, i.e., by matching levels of assets and liabilities in any given currency. The remaining exposure is substantially covered by the use of derivative instruments. To the extent possible, this is done on a consolidated basis.

Net exposure as of December 31, 2011 (in USD, millions)
HUF/USD	321
USD/ CAD	295
GBP/ USD	257
EUR/ GBP	161
EUR/HUF	160
CHF/GBP	144
CHF/USD	109
CZK/USD	107
HRK/USD	96
JPY/USD	95
HRK/RUB	90
EUR/RUB	90
NIS/USD	83
USD/ RUB	74
USD/MXN	67
CZK/EUR	60

Total	2,263

Notes

1.	The table presents only exposures above $50 million.

2.	The first currency in the table is the liability, the second is the asset.

3.	Most of our subsidiaries use their local currencies as their functional currencies except in Israel, where our subsidiaries use the U.S. dollar as the functional currency.

4.	The above exposure does not include shareholder’s equity exposure.

Cash Flow Exposure

Total revenues amounted to $18.3 billion in 2011. Of these revenues, 51% were in U.S. dollars, 21% in euros and the rest in other currencies, none of which accounted for more than 4% of total revenues in 2011. In most currencies, we record expenses against these revenues, which offsets the risk of currency depreciation.

In certain currencies, if our expected revenues exceed our expected expenses, we may choose to hedge a part or all of our expected revenues. Conversely, in other currencies, if our expected expenses are higher than our expected revenues, we may choose to hedge part or all of our expected expenses.

In Europe, a significant portion of our profits may be at risk if the euro depreciates. In 2011, we entered into hedge transactions to protect our European subsidiaries from potential exposure resulting from the strengthening of the U.S. dollar against the euro. The result is reflected in financial expenses, net.

In Israel, we are exposed to the risk of appreciation of the NIS against the U.S. dollar. Accordingly, in 2011, we entered into hedge transactions to reduce the exposure resulting from excess costs denominated in NIS.

Specific Transaction Exposure

In certain cases, we protect in whole or in part against exposure arising from a specific transaction, such as an acquisition of a company or assets effected in a currency other than the relevant functional currency, by entering into forward contracts and by using the “cylinder strategy” (purchasing call or put options on the U.S. dollar, often together with writing put or call options on the U.S. dollar at a lower exchange rate). In order to reduce costs, Teva also uses “knock-in” strategies as well as writing put options. Teva usually limits hedging transactions to three-month terms.

Foreign Exchange Hedging

At December 31, 2011, we had long and short forwards and currency option contracts with corresponding value of approximately $2.2 billion and $545 million, respectively. At December 31, 2010, we had long and short forwards and currency option contracts with corresponding values of $961 million and $804 million, respectively.

The table below presents derivative instruments purchased to limit exposures to foreign exchange rate fluctuations for all exposure type as of December 31, 2011.

Currency	Cross Currency	Hedging Value*		Fair Value		2011 Weighted Average Cross Currency Prices or Strike Prices
		2011	2010	2011	2010
	(U.S. dollars in millions)
Forward:
Euro	HUF	142.0	95.5	4.0	0.5	307.00
USD	HUF	346.0	404.0	(22.0)	(3.5)	228.50
GBP	USD	187.0	—	—	—	1.55
Canadian dollar	USD	149.0	109.0	(1.0)	(1.5)	1.03
NIS	USD	51.0	—	(0.5)	—	3.78
Mexican peso	USD	60.0	—	—	—	13.93
Swiss franc	GBP	150.0	—	(0.5)	—	1.45
Swiss franc	USD	87.0	—	(1.0)	—	0.93
Euro	GBP	87.0	16.0	(2.0)	—	0.85
Russian ruble	EUR	99.0	—	—	—	41.81
Russian ruble	USD	136.0	—	2.5	—	31.97
Croatian kuna	USD	53.0	151.0	(1.5)	2.5	5.67
Czech koruna	EUR	52.0	—	—	—	25.41
Czech koruna	USD	98.0	—	(3.0)	—	19.08
Russian ruble	HRK	105.0	—	(1.0)	—	5.59

Options:
Canadian dollar	USD	161.0	171.0	—	0.5	1.03
Euro	USD	91.0	145.0	(0.5)	2.5	NA
GBP	USD	57.0	20.5	—	—	1.57
Japanese yen	USD	60.0	—	—	—	77.25
Euro	GBP	82.0	—	(0.5)	—	0.84

Total		2,253.0	1,112.0	(27.0)	1.0

*	The table includes only hedge transactions with a hedging value above $50 million.

Interest Rate Risk Management

We raise capital through various debt instruments, including straight notes that bear a fixed or variable interest rate, syndicated bank loans bearing floating interest rates, securitization and convertible debentures that bear a fixed interest rate. In some cases, as described below, we have swapped from a fixed interest rate to a floating interest rate, and vice versa, thereby reducing overall interest expenses or hedging risks associated with interest rate fluctuations.

In November 2011, in connection with financing for the Cephalon acquisition, we entered into an interest rate and cross-currency swap agreement with respect to one series of senior notes due 2021, converting the notes’ denomination from dollars to euros, resulting in an effective interest rate of 3.85% on the euro principal balance. We also entered into interest rate swap agreements with respect to the senior notes due November 2013, changing the interest rate from a floating rate of LIBOR plus a spread of 0.90% to a fixed rate of 1.61%.

In April 2011, we entered into interest rate swap agreements with respect to our 6.15% senior notes due 2036. As a result, we were to pay an effective interest rate of three months LIBOR plus an average 1.88% on the $986 million principal amount and receive a fixed rate of 6.15% on such amount. The transaction was terminated in May 2011 with a net gain of $53 million, which is reflected in financial expenses-net.

In March 2011, we issued notes in an aggregate principal amount of $0.75 billion, including $0.25 billion 1.7% senior notes maturing in March 2014. We entered into interest rate swap agreement with respect to these notes, changing the interest rate from a fixed rate of 1.7% to a floating rate of LIBOR plus a spread of 0.39%.

In June 2010, in connection with the financing for the ratiopharm acquisition, we entered into an interest rate and cross-currency swap agreement with respect to the senior notes due 2015, converting the notes’ denomination from dollars to euros, resulting in an effective interest rate of 2.36% on the euro principal balance. We also entered into interest rate swap agreements with respect to the senior notes due 2012, changing the interest rate from a fixed rate of 1.5% to a floating rate of LIBOR plus a spread of 0.41%. The latter swap agreements were terminated in November 2010.

Our cash is invested in bank deposits and money market funds. The bank deposits are spread among several banks, primarily international, U.S. and European banks. We also hold long term investments in the amount of $0.6 billion.

We currently hold two range accrual notes with a total face value of $100 million that bear high interest as long as LIBOR remains below a certain threshold.

At December 31, 2011, $31 million of the marketable securities were auction rate securities, with a face value of $214 million, compared to a total holding of auction rate securities with a face value of $342 million as of December 31, 2010. During 2011, we sold auction rate securities with a face value of $128 million.

Our indebtedness, the interest rate range it bears and its repayment schedule by currencies as at December 31, 2011 are set forth in the table below in U.S. dollar equivalent terms, taking into account the above-described swap transactions.

Currency	Total Amount	Interest Rate		2012	2013	2014	2015	2016	2017 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
U.S. dollar	51	1.65%	8.00%	5	*	11	*	35	*
Convertible debentures**	531	0.25%	0.50%	531
Straight bonds	6,419	1.50%	7.20%	1,003	1,100	999		1,443	1,874
Euro	1,923	2.36%	3.85%				1,051		872
JPY	623	0.60%	3.18%	179	127	94	67	52	104

Floating Rate:
U.S. dollar	3,601	0.80%	1.45%	1,500	600	1,354	147
Euro	258		2.36%				258		*
British pound	2		6.00%	*	*	*	*	*	2
JPY	1,095		0.56%	1,056					39
Others	13		2.50%	6	2	2	2	*	1

Total:	14,516			4,280	1,829	2,460	1,525	1,530	2,892

*	Represents an amount of less than $0.5 million.
**	Our $530 principal amount of 0.25% convertible senior debentures are classified under short term.

ITEM 12D:	DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

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

American Depositary Shares and Receipts

Each ADS represents one ordinary share of Teva deposited with the custodian. ADSs may be issued in uncertificated form or may be evidenced by an American Depositary Receipt or ADR. ADRs evidencing a specified number of ADSs are issuable by the depositary pursuant to the deposit agreement.

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

•	at all times fully collateralized with cash or such other collateral as the depositary deems appropriate;

•	terminable by the depositary with no more than five business days notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate.

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

Record Dates

Whenever any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made or rights shall be issued with respect to the ordinary shares, or whenever for any reason the depositary causes a change in the number of ordinary shares that are represented by each ADS, or whenever the depositary shall receive notice of any meeting of holders of ordinary shares, the depositary shall fix a record date which shall be as close as practicable to the record date applicable to the ordinary shares, provided that the record date established by Teva or the depositary shall not occur on a day on which the shares or ADSs are not traded in Israel or the U.S.:

•	for the determination of the holders of ADSs who shall be:

•	entitled to receive such dividend, distribution or rights, or the net proceeds of the sale; or

•	entitled to give instructions for the exercise of voting rights at any such meeting; or

•	on or after which each ADS will represent the changed number of ordinary shares.

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

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the terms of the deposit agreement may, at any time, be amended by written agreement between Teva and the depositary, without the consent of the ADS holders. Any amendment that imposes or increases any fees or charges (other than taxes or other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of holders of ADSs shall, however, not become effective until the expiration of thirty days after notice of such amendment has been given to the holders of outstanding ADSs. Every holder of an ADS at the time such amendment becomes effective will be deemed, by continuing to hold such ADS, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby. In no event will any amendment impair the right of any ADS holder to surrender the ADSs held by such holder and receive therefore the underlying ordinary shares and any other property represented thereby, except in order to comply with mandatory provisions of applicable law.

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

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

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

Management has excluded Cephalon and Taiyo from its assessment of internal control over financial reporting as of December 31, 2011 because ownership was acquired by Teva during 2011. Cephalon and Taiyo represented approximately 23% of Teva’s consolidated total assets and approximately 7% of Teva’s consolidated net sales as of, and for the year ended, December 31, 2011.

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2011, Teva’s internal control over financial reporting is effective based on those criteria.

Teva’s internal control over financial reporting as of December 31, 2011 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under Item 18 on page F-2.

(c) Changes in Internal Control over Financial Reporting. There were no changes to Teva’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16:	[RESERVED]

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERTS

Teva’s board of directors has determined that Prof. Dafna Schwartz and Mr. Joseph Nitzani, members of its audit committee, are audit committee financial experts, as defined by applicable SEC regulations, and are independent in accordance with applicable SEC and Nasdaq regulations.

ITEM 16B:	CODE OF ETHICS

Teva has adopted a code of business conduct applicable to its directors, executive officers, and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. As referred to above, the board of directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its board of directors. The Company has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2011 and 2010 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2011	2010
	(U.S. $ in thousands)
Audit Fees	$12,981	$10,653
Audit-Related Fees	2,122	1,981
Tax Fees	7,504	7,851
All Other Fees	1,357	700

Total	$23,964	$21,185

The audit fees for the years ended December 31, 2011 and 2010 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2011 and 2010, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2011 and 2010 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2011 and 2010 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2011 and 2010 were for general guidance related to accounting issues, the purchase of accounting software and human resources benchmarking software and providing assistance in respect of a risk management program relating to one of the Company’s products.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 1, 2010, our Board of Directors authorized the Company to repurchase up to an aggregate of $1 billion of its ordinary shares/ADSs over the next 12 months. In the fourth quarter of 2010, Teva spent $99 million to repurchase an aggregate of 1.9 million of its shares. During 2011, Teva spent approximately $899 million to repurchase an aggregate of approximately 19.7 million shares.

On December 21, 2011, our Board of Directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares/ADSs. The repurchase program has no time limit and is expected to be completed over a three-year period.

Set forth below is a summary of the shares repurchased by Teva in December 2010 and during 2011 under the December 2010 plan, and the approximate dollar value of securities that may yet be purchased under this repurchase plan:

Month(1)	Total number of shares purchased (in thousands)	Average price paid per share (U.S. dollars)	Total number of shares purchased as part of December 2010 program (in thousands)	Approximate U.S. dollar value of securities that may yet be purchased under the December 2010 program(2) (in millions)
December 2010	1,949	$51.05	1,949	$901
February 2011	5,216	$51.30	7,165	$633
March 2011	2,713	$48.71	9,878	$501
May 2011	1,307	$49.62	11,185	$436
June 2011	629	$47.66	11,814	$406
July 2011	750	$46.66	12,564	$371
August 2011	5,315	$41.38	17,879	$152
November 2011	3,695	$40.58	21,574	$2

Total	21,574	$46.30	21,574	$2

(1)	No securities were repurchased by Teva in 2010 except in the month listed.
(2)	Amount remaining available for repurchase under Teva’s repurchase plan pursuant to authorization by Teva’s board of directors in December 2010 to repurchase Teva shares/ADSs and convertible debentures of its finance subsidiaries in an amount of up to $1.0 billion. Does not include additional $3 billion repurchase authorization of December 2011 described above.

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G:	CORPORATE GOVERNANCE

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

PART III

ITEM 17:	FINANCIAL STATEMENTS

See “Item 18: Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Amendment to Memorandum of Association (1)(3)

1.3	Restated Articles of Association (1)(4)

1.4	Amended Articles of Association (1)(5)

2.1	Amended and Restated Deposit Agreement, dated January 11, 2008, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of shares (6)

2.2	Form of American Depositary Receipt (6)

2.3	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (7)

2.4	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (7)

2.5	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (7)

2.6	Form of Global Debentures (included in Exhibits 2.4 and 2.5)

2.7	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance III, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (8)

2.8	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance III, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (8)

2.9	Form of Global Notes (included in Exhibit 2.8)

2.10	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (8)

2.11	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (8)

2.12	Form of Global Notes (included in Exhibit 2.11)

2.13	Senior Indenture, dated as of March 21, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.14	First Supplemental Senior Indenture, dated as of March 21, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.15	Form of Global Notes (included in Exhibit 2.14)

2.16	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.17	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.18	Forms of Global Notes (included in Exhibit 2.17)

2.19	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.20	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.21	Forms of Global Notes (included in Exhibit 2.20)

2.22	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.23	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.24	Form of Global Notes (included in Exhibit 2.23)

2.25	Framework Agreement dated as of May 16, 2011 by and among TAIYO Pharmaceutical Industry Co., Ltd., certain shareholders thereof and Asaph Farmaceutische Onderneming B.V. (11)

2.26	Bridge Loan Agreement dated as of June 13, 2011 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Pharmaceutical Finance Company B.V. and Teva Pharmaceutical Finance N.V., as borrowers, Citibank, N.A., as administrative agent, HSBC Bank PLC, as documentation agent, and the Lenders party thereto (11)

2.27	Term Loan Facilities Credit Agreement dated as of June 13, 2011 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Pharmaceutical Finance Company B.V. and Teva Pharmaceutical Finance N.V., as borrowers, Citibank, N.A., as administrative agent, and HSBC Bank PLC, as documentation agent, and the Lenders party thereto (11)

2.28	Amended and Restated Senior Unsecured Revolving Credit Agreement dated as of June 13, 2011 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Capital Services Switzerland GmbH, as borrowers, Citibank, N.A., as administrative agent, and HSBC Bank PLC, as documentation agent, and the Lenders party thereto (11)

2.29	1-Year Senior Unsecured Japanese Yen Revolving Credit Agreement dated as of July 6, 2011 among Teva Pharmaceutical Industries Limited, as guarantor, Asaph Farmaceutische Onderneming B.V., as initial borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and the Lenders party thereto (11)

2.30	Bridge Loan Agreement dated as of September 9, 2011 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Finance Company B.V., as borrowers, Barclays Bank PLC, as administrative agent, and the Lenders party thereto (12)

2.31	Loan Agreement dated as of October 7, 2011 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc. and Teva Finance Services B.V., as borrowers, HSBC Bank USA National Association, as administrative agent and as documentation agent and the Lenders party thereto (12)

2.32	Agreement and Plan of Merger, dated as of May 1, 2011, among Teva Pharmaceutical Industries Ltd., Copper Acquisition Corp. and Cephalon, Inc. (13)

2.33	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following financial information from Teva Pharmaceutical Industries Limited’s Annual Report on Form 20-F for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009; (ii) Consolidated Balance Sheets at December 31, 2011 and 2010; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

1.	English translation or summary from Hebrew original, which is the official version.
2.	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3.	Incorporated by reference to Teva’s Form 6-K filed on July 28, 2011.
4.	Incorporated by reference to Teva’s Registration Statement on Form F-3 (Reg. No. 333-102259).
5.	Incorporated by reference to Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095).
6.	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-116672).
7.	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
8.	Incorporated by reference to Teva’s Form 6-K filed on June 18, 2010.
9.	Incorporated by reference to Teva’s Form 6-K filed on March 21, 2011.
10.	Incorporated by reference to Teva’s Form 6-K filed on November 10, 2011.
11.	Incorporated by reference to Teva’s Form 6-K filed on July 28, 2011.
12.	Incorporated by reference to Teva’s Form 6-K filed on November 2, 2011.
13.	Incorporated by reference to Teva’s Form 6-K filed on May 3, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: February 17, 2012

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed integrated audits of Teva Pharmaceutical Industries Limited’s (the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2011 and 2010, and the results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

As described in the Report of Teva Management on Internal Control Over Financial Reporting appearing under item 15, management has excluded Cephalon, Inc. (“Cephalon”) and Taiyo Pharmaceutical Industry Co. Ltd (“Taiyo”) from its assessment of internal control over financial reporting as of December 31, 2011 because they were acquired by the Company in business combinations consummated during 2011. We have also excluded Cephalon and Taiyo from our audit of internal control over financial reporting. Cephalon and Taiyo are wholly owned subsidiaries of Teva, whose total assets and total net sales represent approximately 23% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

Tel-Aviv, Israel February 17, 2012	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Year ended December 31,
	2011	2010	2009
Net revenues	$18,312	$16,121	$13,899
Cost of sales	8,797	7,056	6,532

Gross profit	9,515	9,065	7,367
Research and development expenses—net	1,095	951	825
Selling and marketing expenses	3,478	2,968	2,676
General and administrative expenses	932	865	823
Legal settlements, acquisition, restructuring and other expenses and impairment	901	410	638

Operating income	3,109	3,871	2,405
Financial expenses—net	153	225	202

Income before income taxes	2,956	3,646	2,203
Provision for income taxes	127	283	166
Share in losses of associated companies—net	61	24	33

Net income	2,768	3,339	2,004
Net income attributable to non-controlling interests	9	8	4

Net income attributable to Teva	$2,759	$3,331	$2,000

Earnings per share attributable to Teva:
Basic	$3.10	$3.72	$2.29

Diluted	$3.09	$3.67	$2.23

Weighted average number of shares (in millions):
Basic	890	896	872

Diluted	893	921	896

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$1,096	$1,248
Accounts receivable	6,213	5,476
Inventories	5,012	3,866
Deferred taxes and other current assets	2,132	1,452

Total current assets	14,453	12,042
Long-term investments and receivables	991	632
Deferred taxes, deferred charges and other assets	142	138
Property, plant and equipment, net	5,947	4,357
Identifiable intangible assets, net	10,316	5,751
Goodwill	18,293	15,232

Total assets	$50,142	$38,152

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$3,749	$1,432
Convertible senior debentures—short term	531	1,339
Sales reserves and allowances	4,428	3,403
Accounts payable and accruals	3,743	2,467
Other current liabilities	1,396	1,053

Total current liabilities	13,847	9,694
Long-term liabilities:
Deferred income taxes	2,610	1,348
Other taxes and long term payables	1,106	998
Senior notes and loans	10,236	4,110

Total long term liabilities	13,952	6,456

Commitments and contingencies, see note 12
Total liabilities	27,799	16,150

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; December 31, 2011 and December 31, 2010: authorized 2,500 million shares; issued 942 million shares and 937 million shares, respectively	50	49
Additional paid-in capital	13,374	13,246
Retained earnings	11,284	9,325
Accumulated other comprehensive income (loss)	(589)	350
Treasury shares as of December 31, 2011 and December 31, 2010—59 million ordinary shares and 40 million ordinary shares, respectively	(1,924)	(1,023)

	22,195	21,947

Non-controlling interests	148	55

Total equity	22,343	22,002

Total liabilities and equity	$50,142	$38,152

/S/ P. FROST	/S/ S. YANAI
P. Frost	S. Yanai
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Teva shareholders’ equity
	Ordinary shares
	Number of shares (in millions)	Stated value	Additional paid-in capital	Retained earnings	Accumu- lated other compre- hensive income (loss)	Treasury shares	Total Teva’s share- holders’ equity	Non controlling interests	Total equity
		(U.S. dollars in millions)
Balance at January 1, 2009	889	$48	$11,673	$5,191	$390	$(924)	$16,378	$60	$16,438

Changes during 2009:
Comprehensive income:
Net income				2,000			2,000	4	2,004
Currency translation adjustment					122		122	(1)	121
Unrealized gain from available-for-sale securities, net					30		30		30
Other					13		13		13

Total comprehensive income							2,165	3	2,168

Conversion of convertible senior debentures	27	1	964				965		965
Exercise of options and RSUs by employees	7	*	169				169		169
Stock-based compensation expense			54				54		54
Dividends				(529)			(529)		(529)
Disposition of non-controlling interests								(26)	(26)
Other	*	*	20				20		20

Balance at December 31, 2009	923	49	12,880	6,662	555	(924)	19,222	37	19,259

Changes during 2010:
Comprehensive income (loss):
Net income				3,331			3,331	8	3,339
Currency translation adjustment					(145)		(145)	*	(145)
Unrealized gain from available-for-sale securities, net					37		37		37
Unrealized loss from cash flow hedge					(70)		(70)		(70)
Other					(27)		(27)		(27)

Total comprehensive income							3,126	8	3,134

Exercise of options and RSUs by employees	7	*	180				180		180
Conversion of convertible senior debentures	3	*	92				92		92
Stock-based compensation expense			80				80		80
Dividends				(668)			(668)	(5)	(673)
Acquisition of non-controlling interests								15	15
Treasury shares						(99)	(99)		(99)
Other	4	*	14				14		14

Balance at December 31, 2010	937	49	13,246	9,325	350	(1,023)	21,947	55	22,002

Changes during 2011:
Comprehensive income (loss):
Net income				2,759			2,759	9	2,768
Currency translation adjustment					(841)		(841)	(3)	(844)
Unrealized loss from available-for-sale securities, net					(115)		(115)		(115)
Unrealized gain from cash flow hedge					40		40		40
Other					(23)		(23)		(23)

Total comprehensive income							1,820	6	1,826

Exercise of options and RSUs by employees	3	*	71				71		71
Conversion of convertible senior debentures	2	*	12				12		12
Stock-based compensation expense			91				91		91
Dividends				(800)			(800)		(800)
Non controlling interests arising from business combinations								129	129
Acquisition of non-controlling interests			(55)				(55)	(20)	(75)
Disposition of non-controlling interests								(15)	(15)
Treasury shares						(901)	(901)		(901)
Other	*	1	9				10	(7)	3

Balance at December 31, 2011	942	$50	$13,374	$11,284	$(589)	$(1,924)	$22,195	$148	$22,343

*	Represents an amount of less than 0.5 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Year ended December 31,
	2011	2010	2009
Operating activities:
Net income	$2,768	$3,339	$2,004
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,069	977	908
Net change in working capital items	597	(253)	445
Deferred income taxes—net and uncertain tax positions	(500)	(199)	(140)
Impairment of long lived assets	201	124	110
Gain from revaluation of investments	(135)	—	—
Stock-based compensation	91	80	54
Gain from sale of long lived assets and investments	(72)	(55)	(24)
Other non-cash items	115	123	16

Net cash provided by operating activities	4,134	4,136	3,373

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(6,561)	(4,951)	—
Purchases of property, plant and equipment	(1,053)	(710)	(719)
Proceeds from sales of long lived assets and investments	279	700	271
Purchases of investments and other assets	(217)	(436)	(433)
Other investing activities	(49)	(58)	(35)

Net cash used in investing activities	(7,601)	(5,455)	(916)

Financing activities:
Proceeds from senior notes, net of issuance costs of $18 million and $6 million in the years ended December 31, 2011 and 2010, respectively	5,723	2,492	—
Proceeds from long-term loans and other long-term liabilities	1,000	45	445
Purchases of treasury shares	(899)	(99)	—
Redemption of convertible debentures	(814)	(45)	—
Dividends paid	(800)	(668)	(529)
Repayment of long-term loans and other long-term liabilities	(751)	(1,972)	(325)
Net change in short-term credit	(124)	626	(2,002)
Purchase of non-controlling interest	(75)	—	(42)
Proceeds from exercise of options by employees	71	180	169
Other financing activities	5	14	19

Net cash provided by (used in) financing activities	3,336	573	(2,265)

Translation adjustment on cash and cash equivalents	(21)	(1)	(51)

Net change in cash and cash equivalents	(152)	(747)	141
Balance of cash and cash equivalents at beginning of year	1,248	1,995	1,854

Balance of cash and cash equivalents at end of year	$1,096	$1,248	$1,995

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in millions)

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2011	2010	2009
Interest paid	$230	$186	$191

Income taxes paid, net of refunds	$276	$354	$(16)

Net change in working capital items, net of acquisition and divestitures:

	Year ended December 31,
	2011	2010	2009
Inventories	$(762)	$(124)	$(139)
Accounts receivable net of sales reserves and allowances	704	7	(150)
Accounts payable and accruals and other current liabilities	543	(295)	295
Inventory step-up	352	108	302
Other current assets	(240)	51	137

	$597	$(253)	$445

As disclosed in note 11, in 2011, 2010 and 2009, $12 million, $136 million and $965 million, respectively, principal amount of convertible senior debentures were converted into approximately 2 million, 3 million and 27 million Teva shares, respectively.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Parent Company”), headquartered in Israel, together with its subsidiaries and associated companies (the “Company”, “Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of pharmaceuticals. The majority of the Group’s revenues are in the United States and Europe. The Group’s main manufacturing facilities are located in Israel, Hungary, United States, Germany, Canada, Ireland, the United Kingdom, the Czech Republic, Croatia and Poland.

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Functional currency

A major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of the remaining subsidiaries and associated companies in most instances is their local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year. Differences resulting from translation are presented in equity, under accumulated other comprehensive income (loss).

The financial statements of subsidiaries in a highly inflationary economy are remeasured as if the functional currency was the U.S. dollar, Teva’s reporting currency. A highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

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

The consolidated financial statements include the accounts of the Company and its majority- owned subsidiaries and Variable Interest Entities (“VIEs”) for which the Company is considered the primary beneficiary.

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

Inventories are valued at the lower of cost or market. Cost of raw and packaging materials and purchased products is determined mainly on a “moving average” basis. Cost of finished products and products in process is determined as follows: the raw and packaging materials component—mainly on a “moving average” basis; the capitalized production costs component—mainly on an average basis over the production period.

Inventories acquired in a business combination are stepped-up to their estimated fair value less profit for sales efforts and amortized to cost of sales as that inventory is sold.

f.	Marketable securities:

Marketable securities consist mainly of money market funds, debt securities and equity securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss).

For declines in the fair value of equity securities that are considered other-than-temporary, impairment losses are charged to financial expense, net. The Company considers available evidence in evaluating potential impairments of its investments, including the duration and extent to which fair value is less than cost, and for equity securities, the Company’s ability and intent to hold the investment. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in financial expense, net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss). Realized gains and losses for both debt and equity securities are included in financial expense, net.

g.	Property, plant and equipment:

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, mainly 40 years; machinery and equipment, between 15 to 20 years; and other assets, between 5 to 10 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

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

The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. If it is determined that it is more likely than not the fair value of the reporting unit fair value is less than the carrying amount of the goodwill, then the goodwill impairment test is applied using a two-step approach. If the reporting unit carrying amount exceeds the fair value, the second step of the goodwill impairment test will be performed to measure the amount of the impairment, if any.

i.	Identifiable intangible assets:

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products in respect of which an approval for marketing was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries.

Definite life intangible assets are amortized using mainly the straight-line method over their estimated period of useful life which is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling and marketing expenses.

Indefinite life intangible assets are comprised of trade names and research and development in-process. Indefinite life intangible assets are not amortized but rather are tested for impairment annually at December 31 of each year, or whenever events or circumstances present an indication of impairment.

Acquired research and development in-process in a business combination is capitalized. Upon initial recognition, these assets are treated similarly to indefinite life intangible assets until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are tested for impairment annually at the end of each year, or whenever events or circumstances present an indication of impairment. Upon completion or abandonment of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly.

j.	Contingencies:

The Company and certain of its subsidiaries are involved in various patent, product liability, consumer, commercial, and environmental claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for these type of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. We record anticipated recoveries under existing insurance contracts when assured of recovery.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

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

The Company tests long-lived assets, other than goodwill, including definite life intangible assets, for impairment, whenever events or circumstances present an indication of impairment. For indefinite life intangible assets, the impairment test consists of a comparison of the fair value of the intangible assets to their carrying amounts. When required, the Company records charges for impairment of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets (see also notes 6 and 7).

m.	Convertible senior debentures:

The Company separates the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) so that the interest on the Company’s convertible debt is at a market rate. This accounting treatment results in the bifurcation of the convertible debt security into a debt component (which is recorded at an amount lower than its face amount) and an equity component. The debt component is accreted over the period until the debt is first due or putable by the holder, with accretion of the resulting discount on the debt recognized as part of interest expense in the consolidated statements of income.

n.	Comprehensive income:

Comprehensive income, net of related taxes where applicable, includes, in addition to net income: (i) currency translation adjustments; (ii) unrealized holding gains, losses on available-for-sale securities and non credit risk; (iii) gains in respect of derivative instruments designated as a cash flow hedge and (iv) additional minimum pension liability.

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

Teva values restricted stock units (“RSUs”) based on the market value of the underlying stock at the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting. Teva recognizes the estimated fair value of option-based awards and RSUs, net of estimated forfeitures, under stock-based compensation costs.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

q.	Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, including those required by the U.S. health care reform, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues and other arrangements from licensees, sales of licensed products and technology, are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Royalties, payments for research and development services, up-front fees and milestone payments amounted to $383 million, $162 million and $173 million in the years ended December 31, 2011, 2010 and 2009, respectively.

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

Shipping and handling costs, which amounted to $236 million, $202 million and $158 million for the years ended December 31, 2011, 2010 and 2009, respectively, are included in selling and marketing expenses.

t.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were $248 million, $243 million and $212 million, respectively.

u.	Deferred income taxes:

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

Most of the Group’s cash, cash equivalents and marketable securities (which amounted to $1.7 billion at December 31, 2011) were deposited with European, U.S. and Israeli banks and financial institutions and were comprised mainly of cash deposits.

The pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. The U.S. market constitutes approximately 48% of our consolidated revenues and 2% of total trade accounts net of sales reserves and allowances. The exposure of credit risks relating to other trade receivables is limited, due to the relatively large number of Group customers and their wide geographic distribution. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

x.	Derivatives:

Teva carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts and written and purchased currency options and swaps). The transactions are designed to hedge the currency exposure of the Company.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

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

Collaborative agreements are contractual arrangements in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. Refer to note 2(9).

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

Teva evaluates its organization structure under a notion of “One Teva” with functional based units of a front-end (products offerings) and back-end (supply, operations and research and development) unified organization. Accordingly, Teva concluded that it has one operating segment. Entity-wide disclosures on net revenues and property, plant and equipment are presented in note 18.

ab.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

ac.	Recently issued accounting pronouncements:

In December 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting standard update which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. Teva believes that the adoption will not have a material impact on its consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. Teva believes that the adoption will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments were effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s).

In December 2010, the FASB issued a clarification of the accounting treatment of fees paid to the federal U.S. government by pharmaceutical manufacturers. These amendments were effective on January 1, 2011, when the fee initially became effective. According to the clarification, these fees are recorded as an operating expense in the consolidated financial statements of income. Implementing this clarification did not have a material effect on our consolidated financial statements.

NOTE 2—CERTAIN TRANSACTIONS:

1) Cephalon acquisition

On October 14, 2011, Teva acquired Cephalon, Inc. (“Cephalon”) for total cash consideration of $6.5 billion. Cephalon is a global biopharmaceutical company with a strong marketed portfolio and a pipeline of branded products. The acquisition diversified Teva’s branded portfolio and enhanced Teva’s late-stage innovative pipeline.

The acquisition was financed by borrowing under credit facilities and by the issuance of a long term debt (refer to note 10).

At the closing, Cephalon had two outstanding series of convertible debt: $820 million of 2.0% notes due 2015 and $500 million of 2.5% notes due 2014. Both series became convertible as a result of the acquisition. The aggregate amount payable upon conversion was approximately $2.1 billion. By the end of 2011, holders of effectively 100% of Cephalon’s convertible debt had submitted their debt for conversion.

Cephalon’s results of operations and balance sheet were included in Teva’s consolidated reports commencing October 2011.

At the closing, Cephalon had contingent consideration liabilities related to future milestones payments due to the acquisition of Gemin X Pharmaceuticals, Inc. (“Gemin X”) in April 2011, the acquisition of Ception Therapeutics, Inc. (“Ception”) in February 2010, the acquisition of BioAssets Development Corporation (“BDC”) in November 2009, and the inclusion of Alba Therapeutics Corporation (“Alba”) in February 2011.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The table below summarizes Cephalon’s contingent consideration arrangements:

Acquired Company	Estimated Payment Years	Aggregate Possible Contingent Consideration (U.S dollars in millions)
Gemin X	2016, 2019, 2020 and 2023	0 - 300
Ception	2014-2015	0 - 500
BDC	2015 and 2020	0 - 80
Alba	2016 and 2020	0 - 95

The aggregate fair value amount of Cephalon’s contingent consideration liabilities at the date of the Cephalon acquisition was $171 million.

We determined the fair value of the liability for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on several factors including:

•	estimated cash flows projected from the success of unapproved product candidates in the U.S. and Europe;

•	the probability of success for product candidates including risks associated with uncertainty, achievement and payment of milestone events;

•	the time and resources needed to complete the development and approval of product candidates;

•	the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe; and

•	the risk adjusted discount rate for fair value measurement.

The contingent consideration payments have been recorded as a liability, and their fair value will be evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration will be recorded in earnings.

The table below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting goodwill. These estimates are subject to revision, which may result in significant adjustments to the values presented below, when the appraisals are finalized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the fair values of intangible assets acquired and liabilities assumed, income taxes and resulting goodwill. We expect to obtain information to assist us in determining the fair value of the net assets acquired at the acquisition date during the measurement period.

U.S. $ in millions
Current assets	$2,855
Investment and non-current assets	505
Property, plant and equipment	390
Identifiable intangible assets:
Existing product rights and trade name	2,933
Research and development in-process	1,505
Goodwill	2,874

Total assets acquired	11,062

Current liabilities	956
Short term debt	2,082
Long-term liabilities, including deferred taxes	1,266
Contingent consideration	171

Total liabilities assumed	4,475

Non controlling interest	76

Net assets acquired	$6,511

An amount of $1,505 million of the purchase price was allocated to the estimated fair value of purchased research and development in-process, that as of the closing date of the acquisition, had not reached technological feasibility. This amount, upon initial recognition, has been treated as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned (Refer to note 1i).

Research and development in-process related to 10 products. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a discount rate of 13% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which vary among the individual products. Material net cash inflows are expected to commence during 2015. Of these 10 products, none had been launched through December 31, 2011.

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

An amount of $2,924 million of the purchase price was allocated to existing products. The Company is amortizing existing products over a range of periods of between 3 to 12 years. An amount of $9 million of the purchase price was allocated to a trade name. The excess of cost of acquisition over the fair value of net tangible and identifiable intangible assets on acquisition amounted to $2,874 million, and was allocated to goodwill, which is due to primarily the expected synergies and economies of scale.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Below are certain unaudited pro forma combined statement of income data for the years ended December 31, 2011 and 2010, as if the acquisition of Cephalon had occurred on January 1, 2010 after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; (b) exclusion of $288 million of nonrecurring expense related to inventory step up in 2011 and inclusion of $355 million of nonrecurring expense in 2010; (c) estimated additional finance expenses due to: (i) borrowings under credit facilities from banks in connection with the acquisition; (ii) the issuance of senior notes in connection with the acquisition; (iii) elimination of Cephalon’s equity investment mark-to-market effect (an exclusion of income of $198 million and $8 million in 2011 and 2010 supplemental pro forma net income respectively); and (iv) elimination of Cephalon’s finance expense relating to convertible debentures; (d) pharmaceutical products divested as part of the regulatory requirements for approving the deal; (e) elimination of intercompany sales; (f) elimination of net revenues related to the divestiture of certain overlapping products; and (g) elimination of net revenues and income related to Cephalon’s divested businesses (Middle East, Africa, Latin America and Asia); and (h) certain adjustments with regards to the amortization of Cephalon’s Provigil® product.

This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010 nor is it necessarily indicative of future results.

	Year ended December 31,
	2011	2010
	(U.S. $ in millions, except earnings per share)
	(Unaudited)
Net revenues	$20,443	$18,792

Net income attributable to Teva	$2,656	$2,881

Earnings per share:
Basic	$2.98	$3.22

Diluted	$2.97	$3.18

Alba Therapeutics Corporation

In February 2011, Cephalon entered into agreements with Alba Therapeutics Corporation (“Alba”), a privately held biopharmaceutical company, with an option to purchase all of Alba’s assets relating to larazotide acetate, a tight junction modulator, progressing toward a Phase IIb clinical trial for the treatment of celiac disease. Under the terms of the option agreement, Cephalon paid Alba a $7 million upfront option payment and agreed to provide a credit facility of up to $23 million to fund Alba’s Phase IIb clinical trial expenses. Teva may exercise such option to purchase all of Alba’s assets relating to larazotide acetate at any time prior to expiration of a specified period following receipt of the final study report for the Phase IIb clinical trial for an additional payment of $15 million.

As of December 31, 2011, Alba utilized $18 million of the credit facility. Alba could receive additional payments related to clinical and regulatory milestones.

Teva has determined that, because of its rights under the Alba option agreement, Alba is a variable interest entity (“VIE”) for which Teva is the primary beneficiary. As a result, Alba’s financial condition and results of operations were included in our consolidated financial statements.

Alba did not have a material impact on Teva’s financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Although Alba is included in the consolidated financial statements, Teva’s interest in Alba’s assets is limited to that accorded to us in the agreements with Alba as described above. Alba’s creditors have no recourse to the general credit of Cephalon.

2) Taiyo acquisition

On July 14, 2011, Teva acquired 100% of Taiyo Pharmaceutical Industry Co. Ltd. (“Taiyo”) outstanding shares for $1,092 million in cash. Taiyo has developed a large portfolio of generic products in Japan with over 550 marketed products, and its advanced production facilities enable it to produce a wide range of dosage forms on a large scale.

The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

Taiyo’s results of operations were included in Teva’s consolidated financial statements commencing July 2011.

3) Japanese venture

On September 26, 2011, Teva acquired all non-controlling interests of its investment in Taisho, as well as gained 100% control on its former equity investment in Teva-Kowa, for total purchase price of $150 million. This acquisition, together with the Taiyo acquisition described above, enabled Teva to expand its Japanese operations.

The equity investment in Teva-Kowa was remeasured to fair value on the acquisition date, with an increase of $57 million over the book value recognized as part of general and administrative expenses. The gain is a result of an increase in the venture’s value. Teva is currently evaluating the fair value of assets acquired and liabilities assumed in the acquisition.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

4) CureTech

On September 28, 2011, Teva exercised its option to invest $19 million in CureTech Ltd. (“Curetech”), a biotechnology company developing novel, broad-spectrum, immune modulating products for the treatment and control of cancer. In addition, Teva is obligated to invest up to $50 million in CureTech’s research and development activity. Teva’s holding in CureTech after the exercise of the option increased from 33% to 75%. Teva holds an option to acquire full ownership of CureTech.

Teva’s existing investment in CureTech, which was accounted for using the equity method, was remeasured to fair value on the acquisition date, with an increase of $78 million over the book value recognized as part of general and administrative expenses. The gain reflects an increase in CureTech’s value and represents the progress in CureTech’s research through the day Teva acquired control.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

An amount of $127 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for two products.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

5) Laboratoire Theramex acquisition

On January 5, 2011, Teva completed the acquisition of Laboratoire Theramex (“Theramex”), Merck KGaA’s European-based women’s health business, for €267 million in cash (approximately $355 million) and certain limited performance-based milestone payments. Theramex has a broad portfolio of women’s health and gynecology products sold in over 50 countries, primarily France and Italy.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

No significant adjustments were recorded to the assets acquired or to the liabilities assumed and the resulting goodwill.

6) Corporación Infarmasa acquisition

On January 26, 2011, Teva acquired Corporación Infarmasa (“Infarmasa”), a top ten pharmaceutical company in Peru, from The Rohatyn Group and Altra Investments.

Infarmasa manufactures and commercializes branded and unbranded generic drugs, primarily corticosteroids, antihistamines, analgesics and antibiotics. Infarmasa’s product offerings has enhanced Teva’s portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Peru.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

No significant adjustments were recorded to the assets acquired or to the liabilities assumed and the resulting goodwill.

7) Consumer health care partnership with Procter & Gamble

In November, 2011, Teva and The Procter & Gamble Company (“P&G”) formed a consumer health care joint venture combining the companies’ over-the-counter pharmaceutical businesses (“OTC”) in all markets outside North America. In addition, Teva will manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business. The joint venture did not have a significant effect on Teva’s results of operations in 2011.

8) Ratiopharm acquisition

On August 10, 2010, Teva acquired Merckle ratiopharm Group (“ratiopharm”) for a total cash consideration of $5.2 billion. The transaction was accounted for as a business combination. Ratiopharm’s results of operations were included in Teva’s consolidated financial statements commencing August 2010.

The cash consideration was financed through Teva’s internal resources, the issuance of $2.5 billion in senior notes and credit lines, including credit agreements for an aggregate amount of $1.5 billion.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The table below summarizes the fair value of assets acquired and liabilities assumed and resulting goodwill:

U.S. $ in millions
Current assets	$1,218
Investment and non-current assets	40
Property, plant and equipment	354
Identifiable intangible assets:
Existing product rights	1,658
Trade name	139
Research and development in-process	501
Goodwill	2,795

Total assets acquired	6,705

Current liabilities	908
Long-term liabilities, including deferred taxes	617

Total liabilities assumed	1,525

Net assets acquired	$5,180

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

Research and development in-process related to approximately 42 products and product groups, which included one product with a value of approximately one third of the total value of research and development in-process. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a range of discount rates of between 10.5% and 15% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which vary among the individual products. Material net cash inflows are expected to commence during 2014. Of the 42 products and product groups mentioned above, through December 31, 2011, none had been launched in significant markets.

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

An amount of $1,658 million of the purchase price was allocated to existing products. The Company is amortizing existing products over a period of approximately 10 years. An amount of $139 million of the purchase price was allocated to a trade name. The excess of cost of acquisition over the fair value of net tangible and identifiable intangible assets on acquisition amounted to $2,795 million, and was allocated to goodwill.

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

The pro forma information below is given in accordance with the accepted accounting standards at the date of the acquisition.

This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010 and 2009, respectively, nor is it necessarily indicative of future results.

	Year ended December 31,
	2010	2009
	(U.S. $ in millions, except earnings per share)
	(Unaudited)
Net revenues	$17,396	$16,193

Net income attributable to Teva	$3,421	$1,962

Earnings per share:
Basic	$3.82	$2.25

Diluted	$3.76	$2.19

9) Significant cooperation agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development cost or litigation risks. The Company’s most significant agreements of this nature are summarized below.

a)	With Lonza:

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

b)	With Sanofi:

In April 2008, Teva assumed the U.S. and Canadian distribution of Copaxone® from Sanofi. Under the terms of the distribution agreements with Sanofi, Sanofi was entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® in the U.S. and Canada for an additional two-year period, which ended on April 1, 2010. As of that date, Teva recorded all profits of Copaxone® for the U.S. and Canada.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Teva has an additional agreement with Sanofi for the marketing of Copaxone® in Europe and other markets. Copaxone® was co-promoted with Sanofi in Germany, France, Spain, the Netherlands and Belgium, and was marketed solely by Sanofi in certain other European markets, Australia and New Zealand. In 2010, we assumed the distribution and marketing responsibilities for Copaxone® in the United Kingdom, the Czech Republic and Poland. On February 1, 2012, we assumed the marketing responsibilities for Copaxone® in all other European countries, and will also do so in Australia and New Zealand effective March 1, 2012. Upon termination, Sanofi will be entitled to an agreed-upon termination consideration of 6% of the in-market sales of Copaxone® in the applicable countries for an additional two-year period. Although we expect to record higher revenues as a result of this change, we will also become responsible for certain marketing and administrative expenses, which will no longer be shared with Sanofi.

c)	With OncoGenex Pharmaceuticals:

In December 2009, Teva and OncoGenex Pharmaceuticals, Inc. entered into a global license and collaboration agreement to develop and commercialize OGX-011, as well as an agreement to purchase shares in OncoGenex. OGX-011 is a Phase III cancer therapy designed to inhibit cancer treatment resistance.

Under the terms of the collaboration and share purchase agreements, Teva paid OncoGenex an initial cash payment of $60 million, which includes the equity investment in OncoGenex common stock and the upfront payment and prepayment for OncoGenex’s contribution to the development costs of OGX-011. OncoGenex will be eligible to receive up to $370 million in additional cash payments upon achievement of various milestones, including regulatory milestones and revenues targets. In addition, OncoGenex will receive tiered royalties on sales of the product with the royalty percentage ranging from the mid-teens to the mid-twenties, depending upon the amount of net revenues. Teva is responsible for all commercialization and development expenses. OncoGenex retains an option to co-promote OGX-011 in the U.S. and Canada.

10) Agreements with related parties:

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

In October 2008, a subsidiary of Teva entered into a two-year lease for 9,950 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the board, at an annual rent of approximately $305,000 (including operational and service costs). Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space. In September 2010, the lease was extended for eighteen months, with no change in the annual rent. During 2011, two additional amendments were signed according to which the total office space was increased to 13,500 square feet. The term of the lease was extended until April 2015, with options to renew for two additional three-year terms. Aggregate rent for the first year of the extension (April 1, 2012 to March 31, 2013) is approximately $412,000, increasing 4% per year for the remainder of the initial term and each renewal term.

In August 2010, Teva made a contribution of $1,000,000 to the Jerusalem College of Engineering (JCE), an Israel-based non-profit organization, in connection with a collaboration designed to support the training of engineers specifically for the pharmaceutical industry. The contribution is to establish a laboratory specifically designed for this training program. Amir Elstein, a director of Teva, is Chairman of the Board of Governors of JCE.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

CTG Weld Limited, a privately owned contract research organization (CRO), has provided services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a director of Teva, acquired a personal interest in, and became a member of the board of directors of, CTG Weld. In 2011, Teva engaged CTG Weld in connection with certain clinical studies for overall payments of EUR 2.1 million.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc., a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. According to the agreement, Teva will fund the company’s R&D under the Research Agreement by the investment into the company of two tranches of $7.5 million each per target (the latter one being discretionary). Dr. Phillip Frost, the Chairman of the Board of directors of Teva, and Prof. Roger Kornberg, a member of the board, are both investors in and members of the board of directors of CoCrystal Discovery, Inc.

NOTE 3—FAIR VALUE MEASUREMENT:

Financial items carried at fair value as of December 31, 2011 and 2010 are classified in the tables below in one of the three categories described in note 1y:

	December 31, 2011 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$73	$—	$—	$73
Cash deposits and other	1,023	—	—	1,023
Marketable securities*:
Auction rate securities	—	—	31	31
Collateral debt obligations	4	—	1	5
Equity securities	505	—	—	505
Structured investment vehicles	—	91	—	91
Other—mainly debt securities	20	—	—	20
Derivatives**
Liability derivatives—mainly options and forward contracts	—	(57)	—	(57)
Interest rate and cross-currency swaps (liabilities)	—	(53)	—	(53)
Asset derivatives—mainly options and forward contracts	—	17	—	17
Interest rate and cross-currency swaps (assets)	—	25	—	25
Contingent consideration in connection with Cephalon acquisition	—	—	171	171

Total	$1,625	$23	$203	$1,851

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

	December 31, 2010 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$389	$—	$—	$389
Cash deposits and other	859	—	—	859
Marketable securities*:
Auction rate securities	—	—	77	77
Collateral debt obligations	9	—	1	10
Equity securities	109	—	—	109
Structured investment vehicles	—	82	—	82
Other—mainly debt securities	23	—	—	23
Derivatives**
Liability derivatives—mainly options and forward contracts	—	(16)	—	(16)
Interest rate and cross-currency swaps (liabilities)	—	(70)	—	(70)
Asset derivatives—mainly options and forward contracts	—	17	—	17

Total	$1,389	$13	$78	$1,480

*	Marketable securities consist mainly of debt securities and equity securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency option contracts, interest rate and cross-currency swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	2011	2010
	U.S. $ in millions
Carrying value as of January 1	$78	$76
Amount realized	(61)	(9)
Contingent consideration in connection with Cephalon acquisition	171	—
Net change to fair value:
Included in earnings—finance expense—net	22	7
Included in other comprehensive income (loss)	(7)	4

Carrying value as of December 31	$203	$78

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying values. The fair value of long-term bank loans and senior notes also approximates

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the senior notes, convertible senior debentures and interest rate and cross-currency swap agreements included under long-term liabilities amounted to $8,714 million and $3,787 million at December 31, 2011 and 2010, respectively, based on quoted market values and prevailing market rates. The fair value of interest rate and cross-currency swap agreements included under long term investments and receivables amounted to $25 million at December 31, 2011.

The fair values and the carrying amounts of derivatives, senior notes and convertible senior debentures with an earliest date of redemption within 12 months are assets of $17 million and $17 million (derivatives) and liabilities of $1,612 million and $1,734 million (senior notes, convertible senior debentures and derivatives) at December 31, 2011 and 2010, respectively. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. On April 1, 2010, the Company adopted an accounting pronouncement that changes the method for determining whether other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. At December 31, 2011 and 2010, the credit loss was $164 million and $266 million, respectively.

NOTE 4—MARKETABLE SECURITIES:

1)	Available-for-sale securities: Comprised mainly of money market funds, debt securities and equity securities.

At December 31, 2011 and 2010, the fair value, amortized cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2011	$725	$836	$26	$137
December 31, 2010	$684	$639	$52	$7

2)	The marketable securities which are comprised substantially of available-for-sale money market funds, debt and equity securities, are classified as long-term or short-term based on the intended time of realizing the security.

Marketable securities are presented in the balance sheets as follows:

	December 31,
	2011	2010
	U.S. $ in millions
Cash and cash equivalents, mainly money market funds	$75	$392
Short-term investments	22	27
Long-term investments	628	265

	$725	$684

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The contractual maturities of debt securities, are as follows:

December 31, 2011
(U.S. $ in millions)
2012	$97
2013	—
2014	—
2015	—
2016	—
2017 and thereafter	123

$220

NOTE 5—INVENTORIES:

Inventories consisted of the following:

	December 31,
	2011	2010
	(U.S. $ in millions)
Finished products	$2,502	$1,948
Raw and packaging materials	1,589	1,237
Products in process	781	579
Materials in transit and payments on account	140	102

	$5,012	$3,866

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2011	2010
	(U.S. $ in millions )
Machinery and equipment	$3,857	$3,125
Buildings	2,429	1,935
Computer equipment and other assets	1,063	858
Payments on account	574	331
Land*	453	372

	8,376	6,621
Less—accumulated depreciation	2,429	2,264

	$5,947	$4,357

*	Land includes long-term leasehold rights in various locations, with useful lives of between 47 and 99 years.

Following recent acquisitions, during 2011 the Company reassessed its estimates of the useful lives of property and machinery used in the determination of depreciation, based on management’s review of actual physical condition and usage, normal wear and tear, technological change, and industry practice. Following these

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

changes in estimates, the estimated useful life of buildings was changed from a range of 25 to 50 years to an aggregate useful life of 40 years, and the estimated useful life of machinery was changed to a range of useful life of 15 to 20 years from a range of 7 to 15 years. The impact of the change in estimates is not material to the financial statements.

Depreciation expenses were $358 million, $448 million and $426 million in the years ended December 31, 2011, 2010 and 2009, respectively. During the years ended December 31, 2011 and 2010, we had impairment of property, plant and equipment in the amount of $52 million and $15 million, respectively.

NOTE 7—GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS:

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(U.S. $ in millions )
Balance as of January 1	$15,232	$12,674
Changes during year:
Goodwill acquired	3,358	2,600
Translation differences and other	(297)	(42)

Balance as of December 31	$18,293	$15,232

b.	Identifiable intangible assets:

1.	Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	December 31,
	2011	2010	2011	2010	2011	2010
	(U.S. $ in millions )
Product rights	$10,237	$6,720	$2,316	$1,708	$7,921	$5,012
Trade names	251	241	34	12	217	229
Research and development in process	2,178	510	—	—	2,178	510

Total	$12,666	$7,471	$2,350	$1,720	$10,316	$5,751

2.	The weighted average life of intangible assets is approximately 10 years.

3.	Amortization of intangible assets amounted to $707 million, $527 million and $485 million in the years ended December 31, 2011, 2010 and 2009, respectively.

4.	Impairment of definite life intangible assets amounted to $143 million, $109 million and $42 million in the years ended December 31, 2011, 2010 and 2009, respectively.

5.	As of December 31, 2011, the estimated aggregate amortization of intangible assets for the years 2012 to 2016 is as follows: 2012—$1,328 million; 2013—$1,124 million; 2014—$1,088 million; 2015—$845 million and 2016—$772 million.

c.	As of December 31, 2011, 2010 and 2009, the Company determined that there was no impairment with respect to either goodwill or other indefinite life intangible assets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 8—SHORT TERM DEBT:

a.	Short term debt and current maturities of long term liabilities:

	December 31,
	2011	2010
	(U.S. $ in millions )
Banks and financial institutions	$2,591	$742
Current maturities of long term liabilities	1,158	690

Total	$3,749	$1,432

Short-term debt is comprised of loans, mainly from banks with an earliest date of redemption within 12 months, the current portion of long-term loans and bank overdrafts. Loans were obtained from banks at a weighted average interest rate of 1.0% and 1.2% at December 31, 2011 and 2010, respectively.

b.	Lines of credit:

In January 2011, Teva entered into a three-year $1.5 billion unsecured syndicated credit facility, which replaced the separate bilateral revolving credit agreements for an aggregate of $1.1 billion that Teva had entered into in 2009 and early 2010. This facility was amended to $2.5 billion facility in June.

NOTE 9—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2011	2010
	(U.S. $ in millions)
Accrued severance pay	$131	$147
Defined benefit plans	108	74

Total	$239	$221

As of December 31, 2011 and 2010, the Group had $129 million and $120 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability mainly in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The Company expects to contribute approximately $87 million in 2012 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

The main terms of the different arrangements with employees are described in b. below.

b.	Terms of arrangements:

1)	Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The parent company and its Israeli subsidiaries make ongoing deposits into employee pension plans to fund its severance liabilities. According to the general collective pension agreement in Israel, company deposits with respect to employees who were employed by the company after the agreement took effect are instead of the company’s severance liability, therefore no obligation is provided for in the financial statements. Severance pay liabilities with respect to employees who were employed by the parent company and its Israeli subsidiaries prior to the collective pension agreement effective date, and also employees who have special contractual arrangements, are provided for in the financial statements based upon the number of years of service and the latest monthly salary.

2)	Europe

Many of the employees in the European subsidiaries are entitled to a retirement grant when they leave. In the consolidated financial statements, an accrual of the liability of the subsidiaries is made, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to a pension according to a defined benefit scheme providing benefits based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Independent certified actuaries value these schemes, the rates of contribution payable being determined by the actuaries. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services. The Company uses December 31 as the measurement date for most of its material defined benefit plans.

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

The Company expects to pay the following future minimum benefits to its employees: $22 million in 2012; $14 million in 2013; $18 million in 2014; $17 million in 2015; $15 million in 2016 and $98 million between 2017 to 2021. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 10—SENIOR NOTES AND LOANS:

a.	Senior notes and loans consisted of the following:

	Interest rate as of December 31, 2011	December 31,
		2011	2010
	%	U.S. $ in millions
Senior notes (1)(2)		$9,317	$4,101
Loans, mainly from banks (3)(4)	0.6 to 3.0	2,062	671
Debentures (4)	7.2	15	28

		11,394	4,800
Less—current portion (included under “short-term debt”)		(1,158)	(690)

		$10,236	$4,110

1)	In June 2010, finance subsidiaries of the Company issued an aggregate of $2.5 billion principal amount of senior notes. All such notes are guaranteed by Teva, of which $500 million were repaid at maturity in December 2011.

In March 2011, a finance subsidiary of the Company issued an aggregate of $750 million principal amount of senior notes. All such notes are guaranteed by Teva.

In November 2011, finance subsidiaries of the Company issued an aggregate of $5.0 billion principal amount of senior notes. All such notes are guaranteed by Teva.

During 2011 the Company issued the following senior notes:

Issuer	Annual interest rate	Principal amount issued	Due
	%	(U.S. $ in millions)
Teva Pharmaceutical Finance III, B.V.	LIBOR plus 0.5	$500	March 2014

Teva Pharmaceutical Finance III, B.V.*	1.7	$250	March 2014

Teva Pharmaceutical Finance IV, LLC	LIBOR plus 0.8	$200	May 2013

Teva Pharmaceutical Finance IV, LLC	1.7	$1,000	November 2014

Teva Pharmaceutical Finance Company B.V.**	LIBOR plus 0.9	$1,100	November 2013

Teva Pharmaceutical Finance Company B.V.	2.4	$950	November 2016

Teva Pharmaceutical Finance Company B.V.	3.65	$875	November 2021

Teva Pharmaceutical Finance IV B.V.***	3.65	$875	November 2021

*	In March 2011, the Company entered into interest rate swap agreements with respect to these notes (see note 15).
**	In November 2011, the Company entered into interest rate swap agreements with respect to these notes (see note 15).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

***	In November 2011, the Company entered into cross currency swap agreements with respect to these notes (see note 15).

2)	In January 2006, $1 billion principal amount of 6.15% senior notes due 2036 and $500 million principal amount of 5.55% senior notes due 2016 were issued in connection with the acquisition of Ivax Corporation. In 2008, Teva repurchased $20 million of the senior notes.

3)	The balance as of December 31, 2011 and 2010 is mainly composed of:

(i.)	Loans from the European Investment Bank (EIB) denominated in Euro (mainly) and USD in the amount of $405 million and $412 million, respectively. The loans are due in 2015 and bear interest determined on the basis of Euro LIBOR (mainly) and USD LIBOR.

(ii.)	A loan in connection with the Cephalon acquisition of $1 billion denominated in USD. The loan will mature in 4 payments starting April 2013 until October 2014 and bears interest based on LIBOR.

(iii.)	The Japan debt of $633 million mainly related to the Taiyo acquisition comprised of bank loans, capital leases and other loans.

4)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2011, the Company met all financial covenants.

b.	As of December 31, 2011, the required annual principal payments of long-term debt, starting with the year 2013, are as follows: 2013—$1,829 million; 2014—$2,460 million; 2015—$1,525 million; 2016—$1,495 million; 2017 and thereafter—$2,892 million. As of December 31, 2011, the fair value of the interest rate swap transactions included under senior notes and loans which were terminated were $35 million. The above does not include the convertible senior debentures described in note 11.

c.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

NOTE 11—CONVERTIBLE SENIOR DEBENTURES:

	December 31,
	2011	2010
	U.S. $ in millions
0.25% Convertible Senior Debentures due 2026 **	$530	$530
0.25% Convertible Senior Debentures due 2024	1	10
0.50% Convertible Senior Debentures due 2024	*	3
1.75% Convertible Senior Debentures due 2026	—	809

	531	1,352
Less—current portion (included under “short-term debt”)	(531)	(1,339)

Long-term Liabilities	$—	$13

*	Represents an amount of less than $0.5.
**

These convertible senior debentures due 2026 include a “net share settlement” feature according to which the principal of the debentures will be paid in cash and in the case of conversion, only the residual conversion value above the principal will be paid in Teva shares. Due to the “net share settlement” feature,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

these convertible senior debentures are classified under convertible senior debentures -short term. The earliest redemption date for the debentures by its holders is February 1, 2016.

During 2011, 2010 and 2009, convertible senior debentures were redeemed or converted as follows:

	Year ended December 31,
	2011		2010		2009
	Principal amount redeemed/ converted	Number of shares converted into	Principal amount converted	Number of shares converted into	Principal amount converted	Number of shares converted into
	(U.S. $ and shares in millions)
1.75% Convertible Senior Debentures due 2026	$814	1	$—	—	$—	—
0.25% Convertible Senior Debentures due 2024	9	1	57	2	553	16
0.50% Convertible Senior Debentures due 2024	3	*	34	1	412	11
0.25% Convertible Senior Debentures due 2026	*	*	45	*	—	—

	$826	2	$136	3	$965	27

*	Represents an amount of less than 0.5.

NOTE 12—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Operating leases:

As of December 31, 2011, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2012—$114 million; 2013—$87 million; 2014—$63 million; 2015—$37 million; 2016—$28 million; 2017 and thereafter—$70 million.

The lease fees expensed in each of the years ended December 31, 2011, 2010 and 2009 were $115 million, $90 million and $67 million, respectively, of which an amount of less than $0.5 million was to related parties in the years ended December 31, 2011, 2010 and 2009.

2)	Royalty commitments:

The Company is committed to pay royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales or of the gross margin of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods.

b.	Contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

business, Teva is frequently subject to patent litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such actions.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, the potential exposure involved relative to insurance coverage (if any) and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva may incur significant legal and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Although the laws concerning generic pharmaceuticals, as well as patent laws, are different in countries other than the United States where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. In the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner, although courts have typically awarded much lower multiples. Although Teva currently has insurance coverage for certain products and types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or ultimately be found to relate to damages that are not covered by Teva’s policy. Furthermore, insurance for additional products may be difficult to obtain.

If Teva were to be required to pay damages in any patent infringement case, the general rule is that the patentee should be compensated as if the infringement had not occurred. If damages were determined based on a reasonable royalty, the amount would relate to the sales of Teva’s generic product. If damages were determined based on lost profits, the amount would relate to the sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, a patentee may seek consequential damages.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available products continues to expand, the number of product liability claims asserted against Teva has increased. Teva

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

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

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Matters

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets. Teva’s subsidiary IVAX Pharmaceuticals, Inc. (“IVAX”) also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. Following these launches, Pfizer sued Teva, Alpharma and IVAX for patent infringement. In May 2011, this case was dismissed pursuant to a settlement, the financial terms of which are confidential, that provided for a full release of Teva and IVAX and a one-time payment to Pfizer. Alpharma also entered into a settlement with Pfizer, toward which Teva contributed a portion pursuant to the terms of Teva’s agreement with Alpharma.

In May 2007, Teva commenced sales of its 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg amlodipine besylate/benazepril capsules. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®. Following the launch, Novartis sued Teva for patent infringement. In July 2011, the case was dismissed pursuant to a settlement, the financial terms of which are confidential, that provided for a full release of Teva.

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007. Following the launch, Lilly sued Teva Canada for patent infringement. In October 2009, the patent at issue (which expired in April 2011) was held by the Federal Court to be invalid. In July 2010, the Federal Court of Appeal set aside the judgment and sent back two grounds of invalidity for reconsideration. In November 2011, the Federal Court again held the patent to be invalid. Lilly’s appeal of this decision is expected to be heard in late 2012. Were Lilly ultimately to be successful in its allegation of patent infringement, Teva Canada could be required to pay damages related to its sales of olanzapine tablets.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. Altana Pharma and Wyeth Pharmaceuticals (collectively, “Wyeth”) had previously sued Teva for patent infringement. In September 2007, the United States District Court for the District of New Jersey denied Wyeth’s motion for a preliminary injunction. In May 2009, the Court of Appeals for the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. Subsequently, a jury trial was held, and in April 2010, the jury returned a verdict finding

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

that the patent was not invalid. In July 2010, the District Court denied Teva’s motion to overturn the verdict. The patent at issue expired in July 2010, and Wyeth was granted pediatric exclusivity, which expired in January 2011. Teva believes that it has substantial grounds for appeal of the District Court’s decision and intends to pursue its appeals vigorously. However, were Wyeth ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to its sales of pantoprazole sodium tablets, which were approximately $1.1 billion for the relevant period.

In January 2012, Wyeth filed confidential expert reports asserting claims for damages and prejudgment interest of approximately $2.1 billion. Wyeth may also assert that Teva is responsible for some or all of the damages allegedly caused by co-defendant Sun Pharmaceutical Industries, Ltd. Although Wyeth’s complaint alleged that defendants’ infringement was willful, its subsequent written discovery responses stated that it did not intend to seek increased damages for willful infringement. Teva vigorously disputes Wyeth’s claims as well as any liability for damages allegedly caused by Sun. Teva also disputes the amount of Wyeth’s alleged damages and will contend that any damages allegedly caused by Teva are substantially less than asserted by Wyeth. Teva’s confidential expert reports are due in March 2012, and expert discovery is scheduled to end in May 2012. While an award of damages is reasonably possible, Teva continues to believe that it is not probable that it will be liable for damages in this matter. Following completion of the damages phase of the trial, this matter will be ripe for appeal.

In January 2011, APP Pharmaceuticals and Teva launched gemcitabine HCl for injection in 200 mg and 1 g single dose vials. Gemcitabine HCl for injection is the generic version of Eli Lilly and Company’s Gemzar®. Prior to the launch, Lilly had sued Teva for patent infringement. In March 2010, the United States District Court for the District of Indiana ruled that Lilly could not enforce its method of use patent against Teva. In July 2011, following Lilly’s appeal, the Federal Circuit issued a mandate summarily affirming the District Court’s order, thereby effectively ending Lilly’s infringement case against Teva.

***

Teva’s leading innovative product, Copaxone® (glatiramer acetate), which was responsible for a very significant contribution to Teva’s profits and cash flow from operations in 2011, faces patent challenges in various jurisdictions, including the United States, the United Kingdom and France. In August 2008, following the submission by Sandoz Inc. and Momenta Pharmaceuticals, Inc. of an ANDA for a generic version of Copaxone®, Teva sued Sandoz, its parent Novartis AG and Momenta in the United States District Court for the Southern District of New York for infringement of four Orange Book patents, which expire on May 21, 2014. An additional patent at issue in the litigation expires on September 1, 2015. This case has been consolidated with a subsequently-filed patent infringement suit against Mylan Laboratories and Natco Pharma Limited. In August 2011, following a bench trial, the District Court issued its claim construction opinion, which adopted all relevant interpretations by Teva and rejected all of the interpretations put forth by Sandoz/Momenta and Mylan/Natco. A trial on validity and infringement took place in September 2011 and a ruling is expected in the coming months. Although Teva believes that Copaxone® has strong patent protection and that an equivalent generic version would be difficult to develop, if the FDA were to approve one or more generic versions of Copaxone® and Teva’s patents were successfully challenged, or if there were a launch at risk, Teva would face generic competition for Copaxone®, which is likely to affect its results of operations adversely. Other innovative products, including Azilect®, Provigil®, Nuvigil®, Amrix® and Fentora® are also subject to patent challenges.

Product Liability Matters

On June 23, 2011, the United States Supreme Court held, in Pliva, Inc. et al. v. Mensing, one of the metoclopramide cases mentioned below, that product liability claims brought under a “failure to warn” theory

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

against generic pharmaceutical manufacturers are preempted by federal law. Teva believes that this decision is likely to reduce its aggregate exposure in currently pending product liability lawsuits, including those described below, although the extent of such effect is uncertain at this time.

Teva subsidiaries Barr Pharmaceuticals and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy). A much smaller number of cases involves Cenestin® (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. To date, Barr and Duramed products have been identified in 438 of those cases. As a result, approximately 5,500 cases have been dismissed, leaving approximately 452 pending, and additional dismissals are possible. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in approximately 3,000 product liability lawsuits brought against them and other manufacturers by approximately 5,500 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this disorder increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. It has not yet been determined how many plaintiffs actually used a Teva product. If the plaintiffs cannot demonstrate that they used a Teva product, Teva expects to be dismissed from at least some of those cases. Approximately 40% of the cases against Teva are part of a mass tort proceeding in the Philadelphia County Court of Common Pleas. On January 31, 2012, the plaintiffs in those cases announced that they would be dismissing Teva and the other generic company defendants from the seven cases currently scheduled to go to trial in 2012.

Teva Parenteral Medicines, Inc. remains a defendant or appellant in approximately 50 lawsuits in state court in Las Vegas, Nevada relating to its propofol product. The plaintiffs claim that they were infected with the Hepatitis C virus as a result of the re-use by medical practitioners at a number of commonly owned endoscopy centers of single-patient vials of propofol on more than one patient. Certain of the medical practitioners are currently the subject of criminal proceedings relating to their alleged re-use of single patient vials. At all relevant times, the label for Teva’s propofol product has stated that it is for single-patient use only and that strict aseptic techniques must be followed at all times when using the product. Teva has settled approximately 120 similar cases (including one of the cases that was tried to verdict mentioned below), and has established a provision in the financial statements covering both the settled cases and the remainder of these “infected plaintiff” cases. To date, Teva has paid or set aside approximately $270 million to cover these cases.

Four of the “infected plaintiff” cases have gone to trial; three have been completed, resulting in jury verdicts awarding compensatory and punitive damages against Teva and other defendants in an aggregate of approximately $800 million. One of these cases, involving awards of approximately $104 million, has been settled. The fourth trial is in progress. Oral argument on Teva’s appeal of the first completed trial is scheduled to be heard by an en banc panel of the Nevada Supreme Court on April 3, 2012. Teva believes that it has numerous grounds for reversal of the two remaining jury verdicts on appeal and does not believe that an award of damages in these matters is probable.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Teva is also named as a defendant in approximately 97 other cases brought on behalf of over 4,000 additional plaintiffs who were patients at the endoscopy centers, but who have not contracted the virus. These plaintiffs allege a cause of action based on the fear of contracting an infectious disease. Almost all of these cases have been consolidated into a single proceeding in the United States District Court for the District of Nevada. Teva has reached an agreement to toll the service of complaints for approximately 1,700 other “non-infected plaintiffs” pending further notice from plaintiffs’ counsel.

Competition Matters

In April 2006, Teva and its subsidiary Barr Laboratories were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product, certain retail chain pharmacies that purchased the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. In November 2009, another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee. This lawsuit was dismissed in December 2010. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

On October 31, 2011, the District Court issued its decision regarding Apotex’s invalidity claims as to Cephalon’s Patent No. RE 37,516, finding the patent to be invalid based on, among other things, obviousness and unenforceable based on inequitable conduct. The District Court indicated it would proceed to rule on Apotex’s infringement claims in a subsequent decision. Cephalon intends to appeal the District Court’s decision.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro®) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. Following unsuccessful appeals and petitions for certiorari that were denied by the United States Supreme Court, the federal actions have effectively ended. In addition, all but three state cases (California, Kansas and Florida) have been dismissed. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. Plaintiffs have petitioned for review by the California Supreme Court, which has discretion whether to accept the appeal. Barr has opposed the petition. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties may have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of infringement.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva Pharmaceuticals USA, Inc. (“Teva USA”), Sicor Inc. (“Sicor”), IVAX, and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers, as described below. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation.

A number of state attorneys general and others have filed various actions against the Teva parties (either collectively or individually) relating to reimbursements or drug price reporting under Medicaid or other programs. The Teva parties have reached settlements in most of these cases, and currently remain parties only to litigation in Illinois, Kansas, Louisiana, Mississippi, Missouri, Oklahoma, South Carolina, Utah and Wisconsin. Settlements in principle have been reached in the Missouri and Oklahoma cases. The Mississippi action is scheduled for trial in June 2012. In addition, Teva is a party to separate actions on behalf of the Mississippi and South Carolina state health plans. The Mississippi action relating to its state health plan was recently settled. A provision for the cases, including the settlements, was included in the financial statements.

Additionally, class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). In March 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted final approval of an amended settlement agreement in December 2011, and the litigation will be dismissed following payment of the settlement amount. A provision for these matters, including Sicor’s share of the MDL settlement payment, is included in the financial statements.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva USA, recently filed a motion to dismiss, which has not yet been decided.

Other Government Investigations

In 2008, Cephalon entered into settlement agreements with the U.S. government and various parties and states relating to allegations of off-label promotion of Actiq®, Provigil®, and Gabitril®. In connection with the settlements, Cephalon agreed to plead guilty to one misdemeanor violation of the U.S. Food, Drug, and Cosmetic Act, pay a fine and settlement, and enter into a five-year corporate integrity agreement with the Office of the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Inspector General of the Department of Justice. Cephalon continues to defend against putative class action complaints regarding its sales and marketing practices with respect to such products. Additionally, Cephalon has received and is responding to subpoenas related to Treanda®, Nuvigil®, Provigil® and Fentora®.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged non-compliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, including for oversight by governmental authorities and the response costs associated with such oversight and for any related damages to natural resources. Teva and/or its subsidiaries have been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva and/or its subsidiaries’ (or its predecessors’) facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties, in amounts not currently determinable, and the recovery of certain state costs and natural resource damages, and may require that corrective action measures be implemented.

NOTE 13—EQUITY:

a.	Share capital:

As of December 31, 2011, there were 942 million ordinary shares issued (December 31, 2010—937 million). Teva shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of American Depository Shares, each of which represents one ordinary share, on the Nasdaq Global Select Market in the United States. In addition, as at December 31, 2011 and 2010, there were five million outstanding special shares, issued by a subsidiary, that are exchangeable at any time at the discretion of their holders into ordinary shares of the Company at a 1:1 ratio.

In December 2010, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $1 billion of its ordinary shares/ADSs over a period of 12 months. During the year ended December 31, 2011, Teva spent approximately $899 million to repurchase approximately 19.6 million of its shares reaching a total of approximately $1 billion in accordance with Teva’s board of directors authorization.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares/ADSs. This repurchase authorization has no time limits.

b.	Registered offerings:

In December 2011, the Company filed a shelf registration statement with the U.S. Securities and Exchange Commission. Under this registration statement, Teva may, from time to time, sell shares, debt securities and/or any other securities described in the registration statement in one or more offerings. During 2011, Teva issued senior notes in an aggregate amount of $5,750 million (see note 10).

c.	Stock-based compensation plans:

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

On June 29, 2010, Teva Long-Term Equity-Based Incentive Plan was approved by the shareholders, under which 70 million equivalent stock units, including both options exercisable into ordinary shares and RSUs, were approved for grant. As of December 31, 2011, 47 million equivalent stock units remain available for future awards.

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

Status of options

A summary of the status of the option plans as of December 31, 2011, 2010 and 2009, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2011		2010		2009
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	28,164	44.77	30,057	38.66	29,212	31.54
Changes during the year:
Granted	9,550	42.56	6,062	50.62	8,504	51.91
Exercised	(2,295)	30.21	(7,273)	24.53	(6,805)	24.70
Forfeited	(2,121)	48.61	(682)	43.29	(854)	37.90

Balance outstanding at end of year	33,298	44.92	28,164	44.77	30,057	38.66

Balance exercisable at end of year	11,456	41.01	9,862	36.17	12,719	28.77

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The weighted average fair value of options granted during the years were estimated by using the Black-Scholes option-pricing model:

	Year ended December 31,
	2011	2010	2009
Weighted average fair value	$9.2	$9.7	$11.7

The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions:

	Year ended December 31,
	2011	2010	2009
Dividend yield	2.0%	1.7%	1.5%
Expected volatility	27%	24%	25%
Risk-free interest rates (in dollar terms)	1.3%	1.7%	2.2%
Expected life	6 years	5 years	5 years

The expected term was estimated based on the weighted average period the options granted are expected to be outstanding taking into consideration the current vesting of options and the historical exercise patterns of existing option plans. The expected volatility assumption used is based on a blend of the historical and implied volatility of the Company’s stock. The risk-free interest rate used is based on the yield of U.S Treasuries with a maturity closest to the expected term of the options granted. The dividend yield assumption reflects the expected dividend yield based on historical dividends. Pre-vesting forfeiture rates of between 2% and 9% were estimated based on pre-vesting forfeiture experience.

The following tables summarize information at December 31, 2011 regarding the number of ordinary shares issuable upon: (1) outstanding options and (2) vested options:

(1) Number of ordinary shares issuable upon exercise of outstanding options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.30 - $15.20	165	13.97	0.07	4,351
$15.21 - $22.50	8	21.59	2.54	158
$22.51 - $32.30	1,072	32.02	1.88	8,940
$32.31 - $40.50	2,114	32.65	1.97	16,299
$40.51 - $43.00	13,038	41.80	7.44	—
$43.01 - $45.00	3,196	44.03	3.10	—
$45.01 - $52.00	8,946	49.63	7.48	—
$52.01 - $65.00	4,759	54.64	4.97	—

Total	33,298	44.92	6.12	29,748

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

(2) Number of ordinary shares issuable upon exercise of vested options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.30 - $15.20	165	13.97	0.07	4,351
$15.21 - $22.50	8	21.59	2.54	158
$22.51 - $32.30	1,072	32.02	1.88	8,940
$32.31 - $40.50	2,114	32.65	1.97	16,299
$40.51 - $43.00	3,368	42.08	2.62	—
$43.01 - $45.00	2,915	44.02	3.00	—
$45.01 - $52.00	651	48.58	4.06	—
$52.01 - $65.00	1,163	53.59	4.94	—

Total	11,456	41.01	2.81	29,748

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $40.36 on December 31, 2011, less the weighted average exercise price per range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The total number of in-the-money options exercisable as of December 31, 2011 was 3.4 million.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $35 million, $222 million and $161 million, respectively, based on the Company’s average stock price of $45.5, $55.1 and $48.3 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of award, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

The following table summarizes information about the number of RSUs issued and outstanding:

	Year ended December 31,
	2011		2010		2009
	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$
		$		$		$
Balance outstanding at beginning of year	2,290	45.78	2,063	43.51	1,511	38.13
Granted	1,295	39.41	672	47.57	920	49.91
Vested	(389)	44.43	(379)	37.20	(291)	37.18
Forfeited	(103)	45.49	(66)	42.22	(77)	38.17

Balance outstanding at end of year	3,093	43.23	2,290	45.78	2,063	43.51

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The Company has expensed compensation costs, net of estimated forfeitures, based on the grant-date fair value. For the years ended December 31, 2011, 2010 and 2009, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,
	2011	2010	2009
	(U.S. in millions)
Employee stock options	$63	$56	$37
Restricted stock units (“RSUs”)	28	24	17

Total stock-based compensation expense	91	80	54
Tax effect on stock-based compensation expense	13	11	10

Net effect	$78	$69	$44

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $143 million and $78 million, respectively, at December 31, 2011, and is expected to be recognized over a weighted average period of 1.6 years for both stock options and RSUs.

d.	Retained earnings and accumulated other comprehensive income (loss):

1)	Retained earnings available for distribution as cash dividends at December 31, 2011 include amounts the distribution of which would attract a tax of $1,624 million (see note 1u).

2)	Dividends are declared and paid in New Israeli Shekels (“NIS”). Dividends paid per share in the years ended December 31, 2011, 2010 and 2009 were $0.89, $0.74 and $0.61, respectively. Subsequent to December 31, 2011, the Company declared an additional dividend of 1.0 NIS per share in respect of the fourth quarter of 2011.

3)	Components of accumulated other comprehensive income (loss) attributable to Teva:

	December 31,
	2011	2010
	(U.S. in millions)
Currency translation adjustment, net of tax	$(455)	$386
Unrealized gain (loss) from available-for-sale securities, net of tax	(72)	43
Unrealized loss from cash flow hedge	(30)	(70)
Other	(32)	(9)

Comprehensive income (loss) attributable to Teva	$(589)	$350

NOTE 14—INCOME TAXES:

a.	Income before income taxes is composed of the following:

	Year ended December 31,
	2011	2010	2009
	(U.S. $ in millions)
The Parent Company and its Israeli subsidiaries	$2,051	$2,511	$1,561
Non-Israeli subsidiaries	905	1,135	642

	$2,956	$3,646	$2,203

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

b.	Provision for income taxes:

	Year ended December 31,
	2011	2010	2009
	(U.S. $ in millions)
In Israel	$71	$139	$48
Outside Israel	56	144	118

	$127	$283	$166

Current	$689	$560	$408
Deferred	(562)	(277)	(242)

	$127	$283	$166

Reconciliation of the statutory tax rate of the Parent Company in Israel to the effective consolidated tax rate:

	Year ended December 31,
	2011	2010	2009
Statutory tax rate in Israel	24%	25%	26%
Increase (decrease) in effective tax rate due to:
The Parent Company and its Israeli subsidiaries—mainly tax benefits arising from reduced tax rates under benefit programs	(17%)	(18%)	(19%)
Different effective tax rates applicable to non-Israeli subsidiaries	(5%)	(1%)	(3%)
Increase in uncertain tax positions—net	2%	2%	4%

Effective consolidated tax rate	4%	8%	8%

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

c.	Deferred income taxes:

	Year ended December 31,
	2011	2010
	(U.S. $ in millions)
Short-term deferred tax assets—net:
Inventory related	$299	$227
Sales reserves and allowances	268	166
Provision for legal settlements	199	37
Carryforward losses and deductions	113	89
Provisions for employee-related obligations	49	51
Other	13	(70)

	941	500
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(21)	(21)

	$920	$479

Long-term deferred tax assets (liabilities)—net:
Intangible assets	$(2,562)	$(1,318)
Carryforward losses and deductions*	591	351
Property, plant and equipment	(185)	(131)
Provisions for employee related obligations	40	56
Other	(1)	(39)

	(2,117)	(1,081)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(431)	(190)

	$(2,548)	$(1,271)

	$(1,628)	$(792)

*	This amount represents the tax effect of carry forward losses and deductions and expires as follows: 2013-2014—$46 million; 2015-2021—$95 million; 2022 and thereafter—$95 million. The remaining balance—$355 million—can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2011	2010
	(U.S. $ in millions)
Current assets—deferred taxes and other current assets	$966	$554
Current liabilities—other current liabilities	(46)	(75)
Deferred taxes, deferred charges and other assets	62	77
Long-term liabilities—deferred income taxes	(2,610)	(1,348)

	$(1,628)	$(792)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

d.	Uncertain tax positions:

The following table summarizes the activity of our unrecognized tax benefits:

	Year ended December 31,
	2011	2010	2009
	(U.S. $ in millions)
Balance at the beginning of the year	$795	$726	$631
Increase (decrease) related to prior year tax positions, net	(45)	20	98
Increase related to current year tax positions	131	47	35
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitations	(20)	(15)	(37)
Liabilities assumed in acquisitions	52	13	—
Other	(6)	4	(1)

Balance at the end of the year	$907	$795	$726

Uncertain tax positions, mainly of a long-term nature, included accrued potential penalties and interest of $115 million, $94 million and $70 million, at December 31, 2011, 2010 and 2009, respectively. The total amount of interest and penalties in the consolidated statements of income was $21 million, $25 million and $31 million for the years ended December 31, 2011, 2010 and 2009, respectively. Substantially all the above uncertain tax benefits, if recognized, would reduce our annual effective tax rate. Teva does not expect uncertain tax positions to change significantly over the next 12 months.

e.	Tax assessments:

We file income tax returns in various jurisdictions with varying statutes of limitations. The Parent Company and its subsidiaries in Israel have received final tax assessments through tax year 2004.

Following audits of our 2005 and 2006 Israeli corporate tax returns, the Israeli Taxes Authority (the “ITA”) issued decrees for 2005 and tax assessment for 2006, challenging our positions on several issues, including matters related to the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of management stock options expenses, deductibility of research and development expenses and classification of certain dividends received from our subsidiary in Singapore. The decrees and assessment demand the payment of additional taxes in the aggregate amount of NIS 186 million (approximately $50 million) with respect to 2005 and NIS 2,627 million (approximately $700 million) with respect to 2006. The Parent Company has protested the assessment and intends to appeal the decrees. We believe we have adequately provided for these items and that any adverse results would have an immaterial impact on our financial statements.

The Company’s subsidiaries in North America and Europe have received final tax assessments mainly through tax year 2005.

f.	Basis of taxation:

The Company and its subsidiaries are subject to tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. The Company believes that its accruals for tax liabilities are adequate for all open years. The Company considers various factors in making these assessments, including past history, recent interpretations of tax law, and the specifics of each matter. Because tax regulations are subject to interpretation and tax litigation is inherently uncertain, these assessments can involve a series of complex judgments regarding future events.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Most of the Parent Company’s industrial projects and several of its Israeli subsidiaries have been granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the regular corporate tax rate which was 24% in 2011 and scheduled to be increased to 25% in 2012 and thereafter). One Approved Enterprise of an Israeli subsidiary enjoys special benefits under the “Strategic Investment Track”—income accrued under this track during the benefits period is exempt from tax, and dividends distributed from such income are also exempt from Israeli tax.

Teva is a foreign investors company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Depending on the foreign ownership in each tax year, the tax rate can range between 10% (when foreign ownership exceeds 90%) to 25% (when the foreign ownership exceeds 49%). There can be no assurance that the Parent Company and its subsidiaries will continue to qualify as an FIC in the future or that the benefits described herein will be granted in the future.

Income not eligible for “approved enterprise” benefits is taxed at a regular rate, which was 24% in 2011.

The Parent Company and its Israeli subsidiaries elected to compute their taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate (of NIS against the U.S. dollar) on the Company’s Israeli taxable income.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Certain manufacturing subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions.

NOTE 15—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

1)	Foreign exchange risk management:

The Group enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge the currency exposure on identifiable balance sheet items. In addition, the Group takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following main currencies: European (mainly the Euro (EUR), Hungarian Forint (HUF), British Pound (GBP), New Israeli Shekel (NIS), Canadian Dollar (CAD), Kuna (HRK), Rubal (RUB), Czech Koruna (CZK) and Swiss Frank (CHF). The writing of options is part of a comprehensive currency hedging strategy.

These transactions are for periods of less than one year. The counterparties to the derivatives comprised mainly of major banks and, in view of the current financial environment, the Company is monitoring the associated inherent credit risks.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

2)	Interest rate, cross-currency swaps and other financial instruments:

During the second quarter of 2010, the Company entered into swap agreements with respect to its $1 billion principal amount of 3.00% Senior Notes due 2015. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to Euros. As a result of these agreements, Teva pays a fixed rate of 2.36% on the euro principal amount, as compared to the stated 3.00% fixed rate on the dollar principal amount.

During the first quarter of 2011, the Company entered into swap agreements with respect to its $250 million principal amount of 1.70% Senior Notes due 2014. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of three months LIBOR plus an average 0.39% on the $250 million principal amount, as compared to the stated 1.70% fixed rate.

During the second quarter of 2011, Teva entered into short term cash flow hedge transactions to reduce the exposure resulting mainly from payroll costs denominated in New Israeli Shekels.

During the fourth quarter of 2011, the Company entered into swap agreements with respect to its $1.1 billion principal amount of three month LIBOR plus 0.9% Senior Notes due 2013. The purpose of these interest rate swap agreements was to change the interest rate from floating to fixed rate. As a result of these agreements, Teva is currently paying an effective interest rate of 1.61% on the $1.1 billion principal amount, as compared to the stated three months LIBOR plus an average 0.9% rate.

During the fourth quarter of 2011, the Company entered into swap agreements with respect to its $875 million principal amount of 3.65% Senior Notes due 2021. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to Euros. As a result of these agreements, Teva pays a fixed rate of 3.85% on the euro principal amount, as compared to the stated 3.65% fixed rate on the dollar principal amount.

The above transactions were accounted for by Teva as hedge accounting.

During the second quarter of 2011, Teva entered into economic hedge transactions to help protect Teva’s European subsidiaries from anticipated sales exposure resulting from the fluctuation of the US dollar against the Euro, the result of which is reflected in financial expenses—net.

3)	Derivative instrument disclosure:

The fair value of derivative instruments consists of:

		Fair value
	Reported under	December 31,
		2011	2010
		U.S. $ in millions
Asset derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments	Long-term investments and receivables	$25	$—
Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments	Deferred taxes and other current assets	$17	$17
Liability derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments	Senior notes and loans	$53	$70
Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments	Other current liabilities	$57	$16

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $5 million and $31 million were recognized under financial expenses—net for the years ended December 31, 2011 and 2010, respectively. Such losses offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $20 million were recognized under financial expenses—net for each of the years ended December 31, 2011 and 2010, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

4)	Derivative instruments in connection with the ratiopharm acquisition:

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

5)	Securitization:

During the second half of 2011, Teva securitized approximately $558 million of its trade receivables. The deal was accounted for as a sale transaction.

NOTE 16—FINANCIAL EXPENSES—NET:

	Year ended December, 31
	2011	2010	2009
	U.S. $ in millions
Interest expenses and other bank charges	$234	$202	$230
Foreign exchange (gain) losses—net	16	(22)	24
Income from investments	(44)	(57)	(58)
Gain from interest rate swap transaction	(53)
Losses from hedging transactions in connection with the ratiopharm acquisition	—	102	—
Other than temporary impairment of securities	—	—	6

Total finance expense	$153	$225	$202

NOTE 17—LEGAL SETTLEMENTS, ACQUISITION, RESTRUCTURING AND OTHER EXPENSES AND IMPAIRMENT:

Legal settlements, acquisition, restructuring and other expenses and impairment consisted of the following:

	Year ended December 31,
	2011	2010	2009
	U.S. $ in millions
Legal settlements	$471	$2	$434
Impairment of long lived assets (see also notes 6 and 7)	201	124	110
Restructuring and other expenses	192	260	90
Acquisition costs	37	24	4

Total	$901	$410	$638

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Legal settlements for the year ended December 31, 2011 includes mainly settlements in connection with intellectual property lawsuits and product liability cases.

During 2011, we reached the following settlements:

1.

A settlement with Pfizer Inc. of patent litigation related to generic versions of Pfizer’s Neurontin® (gabapentin) capsules and tablets sold by Teva and its subsidiary IVAX Pharmaceuticals. The settlement between the parties provides for a full release of Teva and its subsidiaries and a one-time payment to Pfizer. The financial terms of the settlement are confidential.

2.

A settlement agreement with Novartis regarding patent litigation related to amlodipine/benazepril (Lotrel®). The settlement provides for a full release for past sales and a royalty-free license for future sales of all strengths. The financial terms of the settlement are confidential.

3.	Teva has settled with the plaintiffs in the majority of the propofol product liability cases where hepatitis C infection was alleged. Teva has established a provision covering both the settlement and the estimated cost of the remainder of these cases.

Impairment of long lived assets of $201 million for the year ended December 31, 2011 related primarily to our Animal Health business in the U.S. and the divestiture of Fentanil in connection with the Cephalon acquisition. Impairment of long lived assets of $124 million for the year ended December 31, 2010 included mainly impairments of intangible assets and fixed assets as a result of the decisions to restructure the Irvine facility.

The restructuring and other expenses relate mainly to integration of new businesses under the new accounting rules, which in previous business combinations were included in the purchase price allocation, as well as cost reduction initiatives comprising closure of certain manufacturing and R&D facilities, and streamlining the staff functions and work force to achieve these goals.

Restructuring and other expenses of $192 million and $260 million for the years ended December 31, 2011 and 2010, respectively, are comprised mainly of severance costs of $154 million and $187 million.

Acquisition expenses in 2011 in the amount of $37 million were primarily related to the Cephalon acquisition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 18—ENTITY WIDE DISCLOSURE:

a.)	Revenues by geographic area were as follows:

	Year ended December 31,
	2011	2010	2009
	U.S. $ in millions
United States:
Generic	$3,957	$5,789	$5,037
Branded	4,804	3,600	3,096
Others	39	5	24

Total United States	8,800	9,394	8,157
Europe:
Generic	3,810	2,637	2,030
Branded	1,101	746	687
Others	749	564	554

Total Europe	5,660	3,947	3,271
Rest of World:*
Generic	2,429	1,481	1,397
Branded	588	509	419
Others	835	790	655

Total Rest of World	3,852	2,780	2,471

	$18,312	$16,121	$13,899

* Of which Israel	$621	$566	$500

b.)	Net revenues to one major customer of total consolidated sales for the years ended December 31, 2011, 2010 and 2009 were 14%, 16% and 16%, respectively. The balance due from the Company’s largest customer accounted for 17% of the gross trade accounts receivable at December 31, 2011. Sales reserves and allowances on these balances are recorded in current liabilities (refer to note 1q). Accordingly, the net balance of the Company’s largest customer is much lower.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

c.)	Net revenues by product lines were as follows:

	Year ended December 31,
	2011	2010	2009
	U.S. $ in millions
Generics	$10,196	$9,907	$8,464
API	747	641	565
Branded Products	6,493	4,855	4,202
CNS	4,412	3,202	2,665
Copaxone®	3,570	2,958	2,486
Provigil®	350	—	—
Azilect®	290	244	179
Nuvigil®	86	—	—
Respiratory	878	747	775
ProAir®	436	396	455
Qvar®	305	250	202
Women’s Health	438	374	357
Oncology	268	74	50
Treanda®	131	—	—
Other Branded	497	458	355
All Others	1,623	1,359	1,233
OTC	765	496	457
Other Revenues	858	863	776

Total	$18,312	$16,121	$13,899

d.)	Property, plant and equipment—by geographical location were as follows:

	December 31,
	2011	2010
	U.S. $ in millions
Israel	$1,459	$1,227
United States	1,053	704
Japan	765	52
Hungary	388	334
Germany	317	313
Croatia	311	309
United Kingdom	297	275
Other	1,357	1,143

	$5,947	$4,357

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 19—EARNINGS PER SHARE:

The net income attributable to Teva and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(U.S. in millions)
Net income attributable to Teva	$2,759	$3,331	$2,000
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	*	44	1

Net income used for the computation of diluted earnings per share	$2,759	$3,375	$2,001

Weighted average number of shares used in the computation of basic earnings per share	890	896	872
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	2	6	7
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	1	19	17

Weighted average number of shares used in the computation of diluted earnings per share	893	921	896

*	Represents an amount of less than $0.5 million.

In computing diluted earnings per share for the years ended December 31, 2009, no account was taken of the potential dilution of convertible senior debentures, issuable upon assumed conversion, amounting to 16 million weighted average shares since they had an anti-dilutive effect on earnings per share.

The following table details the number of ordinary shares and special shares less treasury shares as of each balance sheet date:

	December 31,
	2011	2010	2009
	(Number of shares, in millions)
Ordinary shares—issued	942	937	923
Special shares—exchangeable into ordinary shares (see note 13a)	5	5	5

	947	942	928
Less—treasury shares	59	40	38

	888	902	890

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 17, 2012 appearing in the 2011 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel February 17, 2012	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2011

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2011	$126	$20	$(6)	$(24)	$116

Year ended December 31, 2010	$99	$29	$9	$(11)	$126

Year ended December 31, 2009	$112	$13	$(20)	$(6)	$99

Allowance in respect of carryforward tax losses:
Year ended December 31, 2011	$211	$124	$198	$(81)	$452

Year ended December 31, 2010	$121	$77	$24	$(11)	$211

Year ended December 31, 2009	$108	$16	$(8)	$5	$121

S-2