Form 20-F
period 2012-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2013-02-12
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva 49131, Israel

Tel: 972-3-914-8171

Fax: 972-3-914-8678

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

943,619,967 Ordinary Shares

696,251,654 American Depositary Shares

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

(ii)

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to “net revenues.” References to “U.S. dollars,” “USD” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli shekels. Market share data is based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to Rest of the World markets. References to “P&G” are to The Procter & Gamble Company and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G.

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

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”). Please also see the cautionary discussion of risks and uncertainties under “Item 3—Key Information—Risk Factors” starting on page 5 of this report. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

ITEM 1:	Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2:	Offer Statistics and Expected Timetable

Not applicable

ITEM 3:	KEY INFORMATION

Selected financial data

The Israeli Securities Law allows Israeli companies, such as Teva, whose securities are listed both on the Tel Aviv Stock Exchange and on certain stock exchanges in the U.S. (including the New York Stock Exchange), to report exclusively under the rules of the SEC and generally accepted accounting principles in the United States (“U.S. GAAP”). Except as otherwise indicated, all financial statements and other financial information included in this annual report are presented solely under U.S. GAAP.

The following selected operating data for each of the years in the three-year period ended December 31, 2012 and selected balance sheet data at December 31, 2012 and 2011 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected operating data for each of the years in the two-year period ended December 31, 2009 and selected balance sheet data at December 31, 2010, 2009 and 2008 are derived from our audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

The selected financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included in this report.

The currency of the primary economic environment in which our operations in Israel and the United States are conducted is the U.S. dollar. The functional currency of some subsidiaries and associated companies is their local currency.

Operating Data

	For the year ended December 31,
	2012	2011	2010	2009	2008
	U.S. dollars in millions (except per share amounts)
Net revenues	20,317	18,312	16,121	13,899	11,085
Cost of sales	9,665	8,797	7,056	6,532	5,117

Gross profit	10,652	9,515	9,065	7,367	5,968
Research and development expenses—net	1,283	1,080	933	802	786
Selling and marketing expenses	3,879	3,478	2,968	2,676	1,842
General and administrative expenses	1,238	932	865	823	669
Impairments, loss contingencies, restructuring and others—net	1,974	901	410	638	124
Purchase of research and development in process	73	15	18	23	1,402

Operating income	2,205	3,109	3,871	2,405	1,145
Financial expenses—net	386	153	225	202	345

Income before income taxes	1,819	2,956	3,646	2,203	800
Provision for income taxes	(137)	127	283	166	184
Share in losses of associated companies—net	46	61	24	33	1

Net income	1,910	2,768	3,339	2,004	615
Net income (loss) attributable to non-controlling interests	(53)	9	8	4	6

Net income attributable to Teva	1,963	2,759	3,331	2,000	609

Earnings per share attributable to Teva:
Basic ($)	2.25	3.10	3.72	2.29	0.78

Diluted ($)	2.25	3.09	3.67	2.23	0.75

Weighted average number of shares (in millions):
Basic	872	890	896	872	780

Diluted	873	893	921	896	820

Balance Sheet Data

	As at December 31,
	2012	2011	2010	2009	2008
	(U.S. dollars in millions)
Financial assets (cash, cash equivalents and marketable securities)	3,089	1,748	1,549	2,465	2,065
Working capital (operating assets minus liabilities)	3,589	3,937	3,835	3,592	3,944
Total assets	50,609	50,142	38,152	33,210	32,520
Short-term debt, including current maturities	3,006	4,280	2,771	1,301	2,906
Long-term debt, net of current maturities	11,712	10,236	4,110	4,311	5,475

Total debt	14,718	14,516	6,881	5,612	8,381
Total equity	22,867	22,343	22,002	19,259	16,438

Dividends

We have paid dividends on a regular quarterly basis since 1986. Our dividend policy is regularly reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing our debt obligations. Dividends are declared and paid in NIS. Dividends are converted into U.S. dollars and paid by the depositary of our American Depositary Shares (“ADSs”) for the benefit of owners of ADSs, and are subject to exchange rate fluctuations between the NIS and the U.S. dollar between the declaration date and the date of actual payment.

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 25%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. A 15% tax will be withheld on the dividend declared for the fourth quarter of 2012.

The following table sets forth the amounts of the dividends declared in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share).

	2012	2011	2010	2009	2008
	In cents per share
1st interim	26.3	23.2	18.8	14.5	13.1
2nd interim	25.0	23.5	18.1	15.1	12.9
3rd interim	25.7	21.9	19.3	15.9	11.8
4th interim	31.1	26.8	21.8	18.7	14.7

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

For example, Copaxone®, our leading innovative product, was responsible for a very significant contribution to our profits and cash flow from operations in 2012. To date, we have been successful in our efforts to establish Copaxone® as the leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing injectable products, such as Avonex®, Betaseron®, Rebif®, Extavia® and Tysabri®. In addition, competition from the rapidly developing market segment of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, and Biogen’s BG-12, which is currently near commercialization, is expected to be especially intense in light of the substantial convenience afforded by oral products in comparison to injectables such as Copaxone®. Also, as discussed below, our patents on Copaxone® have been challenged, and we may face generic competition prior to 2014, when the U.S. Orange Book patents covering Copaxone® would otherwise expire.

Our revenues and profits from generic pharmaceutical products typically decline as a result of competition, both from other pharmaceutical companies and as a result of increased governmental pricing pressure.

Our generic drugs face intense competition, Prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies (including low-cost generic producers based in China and India), receive approvals and enter the market for a given product and competition intensifies. Consequently, our ability to sustain our sales and profitability on any given product over time is affected by the number of new companies selling such product and the timing of their approvals.

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

We must invest increasingly significant resources to develop innovative pharmaceuticals (including our strategic focus on developing new therapeutic entities), both through our own efforts and through collaborations, in-licensing and acquisition of products from or with third parties. The development of innovative drugs involves processes and expertise different from those used in the development of generic drugs, which increases the risks of failure that we face. For example, the time from discovery to commercial launch of an innovative product can be 15 years or even longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive approval processes which can vary from country to country. The longer it takes to develop a product, the less time there will be for us to recover our development costs and generate profits.

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

The success of our innovative products depends substantially on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Currently pending patent applications may not result in issued patents or be approved on a timely basis or at all. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors.

We are currently engaged in lawsuits with respect to generic company challenges to the validity and/or enforceability of the patents covering Copaxone®, our leading innovative product, Azilect®, Amrix®, Fentora® and Nuvigil®. While we intend to defend the validity of these patents vigorously, and will seek to use all appropriate methods to prevent their infringement, such efforts are expensive and time consuming. Due to the nature of litigation, there can be no assurance that such efforts will be successful. Our ability to enforce our patents also depends on the laws of individual countries and each country’s practices regarding the enforcement of intellectual property rights. The loss of patent protection or regulatory exclusivity on these or other innovative products could materially impact our business, results of operations, financial conditions or prospects.

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

A core part of our strategy has been, and remains, growth through acquisitions as well as joint ventures and licensing and other transactions. For example, we acquired Cephalon, Inc. in October 2011, Taiyo in July 2011, the ratiopharm-Merckle Group in August 2010, Barr Pharmaceuticals, Inc. in December 2008 and IVAX Corporation in January 2006, among others. Our rationale for acquisitions is, in part, predicated on our ability to realize certain revenue and cost synergies. Achieving these synergies is dependent upon a number of factors, some of which are beyond our control. These synergies may not be realized in the amount or time frame that we currently anticipate.

We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and other transactions and may in the future acquire other pharmaceutical businesses and seek to integrate them into our own operations. Our reliance on acquisitions and other transactions as a means of growth involves risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions and other transactions that would enable us to execute our business strategy.

•

We compete with others for acquisitions and other transactions. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable candidates.

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

We significantly increased our leverage as a result of recent acquisitions.

As a result of indebtedness we incurred in connection with acquisitions, our principal and interest payment obligations have increased substantially and may increase further. The degree to which we are leveraged could affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In addition, due to the continuing effects of the worldwide financial crisis, capital markets have been more volatile in recent times. Such volatility may adversely affect our ability to obtain financing on favorable terms. Our ability to meet our debt service obligations will be dependent upon our future performance and access to financing, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

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

In recent years, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. Several of our facilities have been the subject of significant regulatory actions, requiring substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. These regulatory actions also adversely affected our ability to supply various products worldwide and to obtain new product approvals at such facilities. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

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

Moreover, we sell, and will continue to sell, certain pharmaceutical products that are not covered by insurance. In addition, products for which we currently have coverage may be excluded from coverage in the future. Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of, and narrowed the coverage afforded by, insurance for pharmaceutical companies, including us. In order to contain insurance costs, in recent years we have adjusted our coverage profile to accept a greater degree of un-insured exposure. Accordingly, certain claims may be subject to self-insurance retention, exceed our policy limits or relate to damages that are not covered by our policy. Because of the nature of these claims, we are generally not permitted under U.S. GAAP to establish reserves in our accounts for such contingencies. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds.

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

Similarly, the EU Commission has placed our European operations, as well as those of several brand and generic companies, under intense scrutiny in connection with its inquiry into possible anticompetitive conditions in the European pharmaceutical sector. Beginning in January 2008 and continuing through 2010, for example, the EU Commission has conducted high-profile, unannounced raids on our European offices and those of many of our brand and generic competitors. In its July 2009 report, the EU Commission found that between 2000 and 2007, generic medicines did not reach the market on average until seven months after expiration of the relevant patent, and it has asserted that the delays were due to settlement agreements with generic companies that delayed entry of generic competition. The EU Commission has since then opened proceedings with respect to a number of settlement agreements, including two agreements Teva entered into in 2005 and 2006, for evidence of anticompetitive practices. Although Teva vigorously argues that those agreements did not restrict competition, the EU Commission may rule against Teva, possibly imposing fines. It is also possible that the EU Commission would open investigations relating to subsequent agreements Teva has entered into. More generally, there is a risk that the increased scrutiny of the European pharmaceutical sector may lead to changes in the regulation of our business that would have an adverse impact on our results of operations in Europe.

We have sold and may in the future elect to sell generic products prior to the final resolution of outstanding patent litigation, and, as a result, we could be subject to liability for damages in the U.S., Europe and other markets where we do business.

Our ability to introduce new products depends in large part upon the success of our challenges to patent rights held by brand companies or our ability to develop non-infringing products. Based upon a variety of legal and commercial factors, we may elect to sell a generic product even though patent litigation is still pending, either before any court decision is rendered or while an appeal of a lower court decision is pending. The outcome of such patent litigation could, in certain cases, materially adversely affect our business. For example, we launched a generic version of Protonix® (pantoprazole), despite the fact that litigation with the company that sells the brand versions is still pending. Although the case remains subject to appeal, we received adverse decisions in the pantoprazole litigation in 2011, and in 2012 we recorded a provision of $670 million related to this matter.

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

In 2012, over 52% of our revenues came from sales outside the United States, a percentage that we expect to increase as we expand our non-U.S. operations. As a result, we are subject to significant foreign currency risks, including repatriation restrictions in certain countries. An increasing amount of our sales, particularly in Latin America, Central and Eastern European countries and Asia, is recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. We may also be exposed to credit risks in some of these markets. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

In particular, although the majority of our net sales and operating costs is recorded in, or linked to, the U.S. dollar, our reporting currency, in 2012 we recorded sales and expenses in 34 other currencies. Approximately 57% of our operating costs in 2012 were incurred in currencies other than the U.S. dollar, particularly in euros, Israeli shekels, Hungarian forints, Canadian dollars, Japanese yen and the British pound. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

We use derivative financial instruments to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure, and some elements of our consolidated financial statements, such as our equity position or operating profit, are not fully protected against foreign currency exposures. Therefore, we cannot assure you that we will be able to limit all of our exposure to exchange rate fluctuations that could affect our financial results.

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

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes. A number of state attorneys general and others have filed lawsuits alleging that we and other pharmaceutical companies reported inflated average wholesale prices, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Such allegations could, if proven or settled, result in additional monetary penalties (beyond the lawsuits we have already settled) and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of governmental investigations regarding drug reimbursement or pricing issues.

Governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products, may result in substantial penalties.

We operate around the world in complex legal and regulatory environments, and any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings. As those rules and regulations change or as interpretations of those rules and regulations evolve, our prior conduct or that of companies we have acquired may be called into question. In the United States, we are currently responding to federal investigations into our marketing practices with regard to several of our specialty pharmaceutical products, which could result in civil litigation brought on behalf of the federal government. Responding to such investigations is costly and involves a significant diversion of management’s attention. Such proceedings are unpredictable and may develop over lengthy periods of time. Consequently, we have in the past entered into settlement agreements with governmental authorities, including corporate integrity agreements, and may do so in the future. Future settlements may involve large cash penalties that could have a material adverse effect on our results of operations or cash flows.

Regulations to permit the sale of biotechnology-based products as biosimilar drugs, primarily in the United States, may be delayed, or may otherwise jeopardize our investment in such products.

We have made, and expect to continue to make, substantial investments in our ability to develop and produce biotechnology-based products, which require significantly greater early-stage financial commitments than “small-molecule” generic product development. Although some of these products may be sold as innovative products, one of our strategic goals in making these investments is to position Teva at the forefront of the development of biosimilar generic versions of currently marketed biotechnology products. To date, in many markets, there does not yet exist a legislative or regulatory pathway for the registration and approval of such “biogeneric” products. Significant delays in the development of such pathways, or significant impediments that may be built into such pathways, could diminish the value of the investments we have made and will continue to make in our biotechnology capabilities. For example, in the healthcare reform legislation adopted in the United States, biosimilar products may not be approved for twelve years following approval of the branded biotechnology product. As a result, generic competition may be delayed significantly, adversely affecting our ability to develop a successful biosimilars business. The FDA is in the process of establishing regulations relating to biosimilars to implement the new healthcare legislation. These regulations, when ultimately adopted, could further complicate the process of bringing biosimilar products to market on a timely basis and could thus adversely affect our ability to develop a successful biosimilars business. While the FDA has issued guidelines, their guidelines contained features that could significantly prolong the biosimilar development process and failed to address other important concerns.

We have significant operations in countries that may be adversely affected by political or economic instability, corruption, major hostilities or acts of terrorism.

We are a global pharmaceutical company with worldwide operations. Although over 78% of our sales are in North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America and Central and Eastern Europe, which may be more susceptible to political and economic instability and corruption. There has been a substantial increase in law enforcement activity related to the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption laws in other jurisdictions. Our policies mandate compliance with these laws, but our internal controls may not always protect us from actions taken by our employees or third-party intermediaries that may violate the FCPA or other anti-corruption laws. Any violations by our employees or third-party intermediaries of anti-corruption laws during the performance of their obligations for us may have a material adverse effect on our reputation and our business, financial condition or results of operations.

As previously reported, beginning in 2012, Teva received subpoenas and informal document requests from the SEC and the Department of Justice to produce documents with respect to compliance with the FCPA in certain countries. Teva has identified issues that could potentially rise to the level of FCPA violations and has brought them to the attention of the SEC and the Department of Justice. These matters are in their early stages and no conclusions can be drawn at this time as to any likely outcomes.

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

Given the increasing size, complexity and global reach of our business and our multiple areas of focus, each of which would be a significant stand-alone company, we are especially reliant upon our ability to recruit and retain highly qualified management and other employees. In 2012 we transformed much of our senior management team including a new chief executive officer, chief scientific officer, head of global operations, head of Americas generics and head of our European operations, among others, who will have a significant effect upon our business results. In addition, the success of our research and development activities depends on our ability to attract and retain sufficient numbers of skilled scientific personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees, may delay or prevent the achievement of major business objectives.

Sales of our products may be adversely affected by the continuing consolidation of our customer base.

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2012 accounted for 14% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products.

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

Because our facilities are located throughout the world, we are subject to varying patent laws that may adversely affect our ability to manufacture our products.

We are subject to legislation in all countries where we have manufacturing facilities relating to patents. Modifications of such legislation or court decisions regarding such legislation may adversely affect us and may impact our ability to export product manufactured in any such country in a timely fashion. Additionally, the existence of third-party patents in such countries, with the attendant risk of litigation, may cause us to move production to a different country (with potentially serious timing delays) or otherwise adversely affect our ability to export certain products from such countries. For example, legislation is currently pending in Israel that may affect the duration of patent term extension provisions.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may continue to lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly to $26.6 billion as a result of our acquisitions, and may increase further following future acquisitions. For example, in 2012, we recorded impairment charges of $1.1 billion. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions, and significant judgment is required in determining our provision for income taxes. Likewise, we are subject to audit by tax authorities in many jurisdictions. In such audits, our interpretation of tax legislation might be challenged and tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions under our inter-company agreements. For example, the Israeli Tax Authority has issued decrees for an additional $903 million in taxes with respect to the years 2005-2007. Although we believe our estimates are reasonable, the ultimate outcome of such audits and related litigation could be different from our provision for taxes and might have a material adverse effect on our consolidated financial statements.

Termination or expiration of governmental programs or tax benefits could adversely affect our overall effective tax rate.

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements are likely to increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the various countries in which we operate or changes in the mix of countries where we generate profit. We have benefited or currently benefit from a variety of Israeli and other government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain such benefits. If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	some governmental programs may be discontinued,

•	we may be unable to meet the requirements for continuing to qualify for some programs,

•	these programs and tax benefits may be unavailable at their current levels,

•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit, or

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

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

Introduction

Teva Pharmaceutical Industries Limited (“Teva”) is a fully-integrated global pharmaceutical company. Our business includes three primary areas: generic, specialty and over-the-counter (“OTC”) medicines. As the world’s largest generic company with an established specialty medicines portfolio, Teva is strategically positioned to benefit from the current changes in the global healthcare environment.

Teva’s business strategy seeks to capitalize on the growing global need for medicines and evolving market, economic and legislative dynamics. These changes include aging populations, increased spending on pharmaceuticals in emerging market countries, economic pressures on governments and private payors to provide cost-effective healthcare solutions, global evolution in healthcare, legislative reforms, unmet patient needs, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our strategy, dedicated employees, world-leading generic expertise and portfolio, global reach, integrated R&D capabilities, global infrastructure and scale position us at the forefront of a changing industry and will enable us to take advantage of opportunities created by these dynamics. These strengths are expressed across our business, as follows:

•

Teva is a leader in the global generic drug industry. We have held the leading position in the United States for almost a decade, and are also the leading generic drug company in Europe, where we have a balanced presence throughout the region. In addition, we have a major presence in Russia, are growing in Latin America, have begun to establish a major presence in Japan and recently entered the South Korean market.

•

We have a specialty pharmaceutical business with a growing late-stage pipeline, focused on the central nervous system (“CNS”) and respiratory therapeutic areas, with selective investments in oncology, women’s health and certain other areas.

•

We have an important and growing global OTC business, primarily through our joint venture with The Procter & Gamble Company (“P&G”), which combines our production capabilities and market reach with P&G’s marketing expertise and expansive global platform.

•

We are one of the world’s leading manufacturers of active pharmaceutical ingredients (“APIs”), with operations around the globe, and we produce APIs not only for our own use but also for many other pharmaceutical companies. Our growing API business and extensive access to important therapeutic molecules provides a basis for expansion into new product areas.

•

Our broad technological capabilities enable us to provide an unparalleled array of products. These capabilities include solid dose manufacturing, formulation expertise, complex APIs and injectable, inhalation and other delivery devices.

•

Our specialty medicines business provides a range of key products to patients in significant areas of medical need, and is complemented by our industry-leading support services organization, “Shared Solutions,” which helps patients with critical diseases secure reimbursement, ensures timely arrival and administration of medicines and assists with adherence. This program, which originated in the United States for patients with multiple sclerosis, is being introduced in other regions for patients with other diseases.

In 2012, approximately 51% of our revenues were generated from generic medicines, including APIs sold to third parties. Approximately 40% of our revenues were generated from specialty medicines, primarily Copaxone® for relapsing remitting multiple sclerosis, as well as Azilect® for Parkinson’s disease, Provigil® and Nuvigil® for sleep disorders, ProAir® HFA, Qvar® and other respiratory products, our women’s health products, Treanda® for certain hematological cancers, and others. Our remaining revenues were generated from our OTC business, primarily our joint venture with P&G, and our other activities, primarily our Hungarian and Israeli distribution services for third parties.

In 2012, we generated approximately 51% of our revenues in the United States, approximately 28% in Europe (which for the purpose of this report includes all European Union (“EU”) member states, Norway and Switzerland) and approximately 21% in our ROW markets (primarily Japan, Canada, Latin America, Israel and Russia). For a three year breakdown of our revenues by business line and by geography, see “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, and our telephone number is +972-3-926-7267. Our website is www.tevapharm.com.

Strategy

Following the appointment in mid-2012 of our new Chief Executive Officer, Dr. Jeremy M. Levin, and with the support of our Board of Directors, we undertook a thorough review of our business to improve current performance and best position Teva for the future. This review identified existing strengths, capabilities and opportunities throughout the organization and enabled a deeper understanding of the evolution of the pharmaceutical market and the resulting new opportunities. These findings were used to define a strategy that positions Teva to take advantage of opportunities throughout the global markets where we operate.

The core principle of our approach is a commitment to tailoring our specialty, generic and OTC medicines to the needs of individual markets and to providing relevant options for patients, physicians and customers. We recognize that fundamental changes are required to meet the changing demands of a global healthcare landscape. We will seek to meet the needs of all of our stakeholders by leveraging our geographic reach, focused specialty medicines portfolio, integrated R&D programs, world-class manufacturing and distribution capabilities and pricing flexibility to achieve a balanced and integrated approach to generic, specialty and OTC medicines.

Our strategy is designed to make Teva the most indispensable medicines company in the world, and consists of six major pillars:

•

Accelerating our growth platforms. In our generics business, we plan to focus on high-value medicines, medicines with higher barriers to entry and branded generics. In the United States, we will continue to extract maximum value from Paragraph IV patent challenge opportunities, and we intend to establish a leadership position in high-value generics by pursuing first-to-market opportunities and by developing complex generic products, as well as by enhancing the value of our portfolio by concentrating on high-margin, low competition markets. In Europe, we will focus on profitable growth, leveraging the synergies with our specialty and OTC medicines. In our ROW markets, we will make use of our global footprint, portfolio, branded generics and market knowledge to ensure sustainable and profitable growth. In all markets, we will work closely with our customers to strengthen and maintain high value, mutually beneficial relationships.

We will augment our commercial growth strategy in generics with our R&D capabilities in order to sustain our advantages in complex oral and inhalation delivery methods and grow our capabilities in other complex technologies, such as injectables, liposomal drug delivery, long-acting release and others.

•

Extending our global presence. In countries where we already have a strong presence, such as Russia and Japan, we plan to enhance and refine our portfolio to meet local needs, and seek to increase our presence in order to achieve market leadership. In other markets, we will grow our existing business to obtain a critical mass. We will also expand our early stage businesses in markets such as South Korea, China and India, and seek to enter new markets such as Brazil and certain South East Asia markets. In some cases we will implement these efforts through partnerships and in other cases, through direct investment in local markets. In our specialty business, we are continuing the global expansion of our existing products into new markets, leveraging on our proven success, technologies, patient understanding and capabilities originally developed in the United States market. For OTC medicines, we are planning to increase the presence of our joint venture with P&G in emerging markets, and to expand existing local brands into new geographies.

•

Executing strategic business development. Our approach to business development will be highly strategic, disciplined and focused on enhancing our core specialty franchises, primarily in the “CNS” and respiratory therapeutic areas, and making selective investments in new or growing geographies. We will balance investment in growth with return to investors and allocate our capital resources accordingly. In the near term, we plan to focus on executing a constellation of related small to mid-size transactions, alliances in key areas and licensing opportunities. In addition, we will continue to divest assets that are not part of our core strategy.

•

Protecting and expanding our core franchises. We will vigorously protect and expand our multiple sclerosis (“MS”) franchise and explore opportunities to expand into other neurodegenerative and CNS diseases. Our intent remains, as always, to provide patients with the best and safest treatments for their diseases. Building on our record of supporting and helping patients with chronic conditions, we will also enhance our presence in pain treatment with our current and new opioid-based assets and investigate other non-opioid alternatives. In the respiratory therapeutic area, we will improve the life cycle of our current products, develop existing molecules on our innovative Spiromax® platform, and investigate new technological platforms and disease areas. Finally, for biologic medicines, we will seek to create a differentiated program, based on novel biologics and bio-betters, and selectively invest in bio-similars. In addition, we will make selective investments in women’s health, oncology and other areas.

As part of our strategy to expand our specialty business, we plan to focus on new therapeutic entities (“NTEs”), which are known molecules that are formulated, delivered or used in a novel way to address specific patient needs. As a result of our strength in integrated generic and specialty R&D, our scalable production network and market access and knowledge, we believe this area represents a substantial opportunity for growth. We are also seeking to improve our existing medicines and make them more convenient and potentially more efficacious.

•

Reducing our operating costs. We will also introduce initiatives designed to reduce our overall operating costs and complexity through a wide-scale cross-functional effort to create a more efficient organization. We are focusing particular attention on improving our procurement systems by leveraging our purchasing power and improving our production network, supply chain, and resource deployment processes.

•

Developing, retaining and recruiting world-class employees. We will build on and sustain our culture of execution, excellence, cultural diversity, cross-company collaboration and successful entrepreneurism to support the continued growth and development of Teva as a truly global pharmaceutical company.

Transaction Highlights

The transactions described below are some of the important steps we took during the past two years to advance our long-term goals:

•	Animal Health: In January 2013, we sold our U.S.-based animal health business, exiting the business.

•

South Korea Business Venture: In December 2012, we formed a business venture in South Korea with Handok Pharmaceutical Co., Ltd. (“Handok”). We will be responsible for manufacturing and supplying a wide range of generic and innovative medicines, and Handok will be responsible for sales and marketing, distribution, and regulatory affairs.

•

XEN402: In December 2012, we entered into a collaborative development and exclusive worldwide license agreement with Xenon Pharmaceuticals Inc. (“Xenon”) for its compound XEN402. XEN402 targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders.

•

Neurosearch A/S Assets: In October 2012, we acquired from Neurosearch A/S, a Danish company, the rights, assets and obligations relating to Huntexil® (pridopidine / ACR16), a drug candidate being developed for the symptomatic treatment of hand movement, balance and gait disturbances in patients with Huntington’s disease.

•

PGT Consumer Healthcare: In November 2011, we formed a consumer health care joint venture with P&G, combining our OTC pharmaceutical businesses in all markets outside North America. We manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business. We own 49% of the joint venture, and P&G owns 51%. As of December 2012, the OTC products of Cephalon (Mepha) were included in the joint venture.

•

Cephalon: In October 2011, we acquired Cephalon, Inc. (“Cephalon”), a global biopharmaceutical company with a marketed portfolio and pipeline of specialty products. This acquisition helped to diversify our specialty portfolio and enhance our innovative pipeline.

•

CureTech: In September 2011, we exercised an option to invest $19 million in CureTech Ltd. (“CureTech”), a biotechnology company. We also agreed to make further investments in CureTech’s research and development activities. As a result of the option exercise, our ownership stake in CureTech increased from 33% to 75%. In January 2013, we announced the termination of our collaboration with CureTech.

•

Japanese Transactions: In July 2011, we acquired Taiyo Pharmaceutical Industry Co. Ltd. (“Taiyo”). Taiyo had developed a large portfolio of generic products in Japan, with over 550 marketed products, and had advanced production facilities. In September 2011, we acquired the remaining shares in Taisho Pharmaceutical Industries, Ltd. and the remaining 50% of our Japanese joint venture with Kowa Company Ltd. that we did not already own. Since April 2012, the majority of our Japan-based companies have operated under a single company known as Teva Seiyaku.

•	Corporación Infarmasa: In January 2011, we acquired Corporación Infarmasa, a company in Peru with over 500 branded and unbranded generic pharmaceuticals.

•	Laboratoire Théramex: In January 2011, we acquired Laboratoire Théramex, whose product portfolio includes a variety of women’s health products sold in over 50 countries, primarily in Europe.

Product Offerings

Generic Products

Generic pharmaceuticals are the chemical and therapeutic equivalents of originator pharmaceuticals and are typically sold at prices substantially below those of the originator’s product. Generics are required to meet similar governmental regulations as their brand-name equivalents offered or sold by the originator, such as those relating to manufacturing processes and U.S. Food and Drug Administration (“FDA”) inspections, and must receive regulatory approval prior to their sale in any given country. In the United States, the world’s largest generic market, generic pharmaceuticals may be manufactured and marketed if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged and invalidated or otherwise circumvented.

We manufacture and sell generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants. We offer a broad range of basic chemical entities, as well as specialized product families such as sterile products, hormones, narcotics, high-potency drugs and cytotoxic substances, in both parenteral and solid dosage forms.

Sales of generic pharmaceuticals have benefitted from increased awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging generic substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generics for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. Further, in countries as diverse as France, Japan and Brazil, governments are issuing regulations designed to increase generic penetration. We believe that these factors, together with an aging population, an increase in global spending on pharmaceuticals, economic pressure on governments to provide less expensive healthcare solutions, legislative reforms and a shift of decision-making power to payors, should lead to continued expansion of the global generic pharmaceuticals market.

In markets such as the United States, the United Kingdom, the Netherlands and Israel, generic pharmaceuticals are substituted by the pharmacist for their brand name equivalent. In these so-called “pure generic” markets, physicians or patients have little control over the choice of generic manufacturer, and consequently generic drugs are not actively marketed or promoted to physicians. Instead, the relationship between the manufacturer and pharmacy chains and distributors, health funds, and other health insurers is critical. In contrast, in Russia, some Asian and Latin American countries as well as certain European markets, generics are sold under brand names alongside the originator brand. In many of these “branded generic” markets, pharmacists dispense the specific pharmaceutical product prescribed by the physician, and substitution between originator brand, branded generic and/or generic manufacturers is often limited without the physician’s consent. In some of these markets, branded generic products are actively promoted and a sales force is necessary. Other markets, such as Germany, France, Italy and Spain, are hybrid markets with elements of both approaches.

Through coordinated global research and development activities, we seek to establish leadership in high-value generics, both by pursuing first-to-market opportunities and by developing complex generic products. Our generic product development strategy is to continue to extract maximum value from Paragraph IV patent challenges opportunities in the United States and early launches globally, while establishing a leadership position in high-barrier, complex products. We intend to further enhance the value of our remaining portfolio by focusing on high-margin, low competition products.

When considering whether to develop a generic medicine, we take into account a number of factors including our overall strategy, regional and local patient and customer needs, R&D recommendations, manufacturing capabilities, regulatory considerations, commercial factors and intellectual property restrictions. We actively seek opportunities to challenge patents, if we believe they are either invalid or would not be infringed by a generic version. We may seek alliances to acquire rights to products we do not have or to otherwise share development costs or litigation risks, or to resolve patent barriers to entry.

Our generic R&D organization, which has capabilities in a wide range of dosage forms and therapeutic areas as well as in specialized product families, has been integrated with our specialty R&D organization in order to maximize our ability to identify and act upon new opportunities.

Our position in the generics market is supported by our API R&D and manufacturing activities, which provide significant vertical integration for our own products. APIs used in pharmaceutical products are subject to regulatory oversight by national health authorities. We produce approximately 300 APIs for our own use and for sale to third parties in many therapeutic areas, including respiratory, cardiovascular, anti-cholesterol, central nervous system, dermatological, hormones, anti-inflammatory, oncology, immunosuppressants and muscle relaxants. We utilize a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, enzymatic synthesis, high potency manufacturing, plant extract technology and peptides synthesis. Our advanced technology and expertise in the field of solid state particle technology enable us to meet specifications for particle size distribution, bulk density, specific surface area, polymorphism, as well as other characteristics. In selling our API products, we compete globally with other specialty chemical producers.

Specialty Products

Our specialty medicines business, which is focused on delivering innovative solutions to patients and providers via medicines, devices and services in all key regions and markets around the world, includes several core franchises, most significantly medicines for CNS disorders (with a strong emphasis on MS, neurodegenerative disorders, and pain) and respiratory medicines. We also have specialty products in oncology (including biologics), women’s health, and other areas. Our specialty business also includes our emerging NTE activity, which focuses on enhancing known molecules through new delivery methods, unique combinations or device innovations to address specific patient needs.

Our specialty medicines business faces intense competition from both branded and generic pharmaceutical companies. We believe that our primary competitive advantage is the body of scientific evidence substantiating the safety and efficacy of our various medicines, physician and patient experience with our medicines, and our medical and marketing capabilities tailored to product and market needs.

Central Nervous System

Our CNS portfolio includes Copaxone® for the treatment of multiple sclerosis, Azilect® for the treatment of the symptoms of Parkinson’s disease and Provigil® and Nuvigil® for the treatment of sleep disorders, as well as several novel therapies for the treatment of pain.

Copaxone® (glatiramer acetate injection), our largest specialty medicine, is the leading multiple sclerosis therapy worldwide and is approved and marketed in more than 50 countries, including the United States, all European countries, Russia, Canada, major Latin American markets, Australia and Israel. Copaxone® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis (“RRMS”), including in patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

Multiple sclerosis is the most common cause of neurological disability in young adults and affects more than 2.5 million people worldwide. In the majority of patients, the disease is of the relapsing-remitting form, which is manifested by relapses and slow progression of the disease that can affect the functioning of multiple systems. Our MS portfolio consists of Copaxone® as well as laquinimod, a Phase III compound currently under development.

Copaxone®, the first non-interferon immunomodulator approved for the treatment of RRMS, is believed to have a unique mechanism of action that works with the immune system, unlike many therapies that are believed to rely on general immune suppression or cell sequestration to exert their effect. By working with the immune system to help restore its balance, Copaxone® provides both efficacy and safety for the long term. Both preclinical and clinical research indicates that Copaxone® may reduce brain volume loss and increases the production of factors that enhance neuronal repair. Copaxone® provides a sustainable treatment approach with confirmed long-term efficacy and safety as proven by more than one million patient-years of treatment and 20 years of clinical experience.

At the beginning of 2012, we completed the phased assumption from Sanofi of marketing and distribution responsibilities for Copaxone® in all European countries, Australia and New Zealand. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in each applicable country in Europe for two years following our assumption of responsibilities in that country. Although we have recorded higher revenues as a result of these changes, we also became responsible for certain marketing and administrative expenses, which are no longer shared with Sanofi.

In the United States, we have Orange Book-listed patents relating to Copaxone® with terms expiring in May 2014 as well as a non-Orange Book patent expiring in September 2015. Additionally, we have patents expiring in May 2015 in most of the rest of the world. We also hold patents protecting various aspects of the process of preparing Copaxone® and methods of analyzing this product, which expire between 2019 and 2024. Copaxone® is subject to various patent challenges in the United States and Europe.

In October 2012, we announced positive results of the GALA trial, a Phase III trial including 1,400 patients that was designed to examine the efficacy, safety and tolerability of glatiramer acetate 40 mg/ml injection administered three times a week compared to placebo in patients with RRMS. This dose is higher than the currently marketed Copaxone® 20 mg/ml product, which is injected daily. Based on the positive results of the study, including the favorable safety and tolerability profile demonstrated, we intend to file a supplemental NDA with the FDA in 2013. Teva remains committed to the continued research and development of Copaxone®. Future trials of Copaxone® will be conducted based on our evaluation of the potential of the medicine to address further unmet needs of patients and will take into account responses from the relevant regulatory bodies. In August 2012, Teva decided to discontinue the development of a reduced-volume glatiramer acetate formulation (20mg/0.5ml) and therefore terminated the GLOW clinical trial. The discontinuation was based on business considerations; no safety issues were identified with the administration of this formulation.

The principal therapies that compete with Copaxone® are the four first-line beta-interferon products: Avonex®, Betaseron®, Extavia® and Rebif®. Tysabri®, another MS therapy, is currently positioned as a second-or third-line agent; however, Biogen recently filed an application with the FDA and European Medicines Agency (“EMA”) for first-line use in John Cunningham-virus-negative patients, which represent approximately 45% of all RRMS patients. We expect that in the next few years, the MS treatment landscape will change significantly as a result of new and emerging therapies. In September 2010, the first oral drug, Gilenya® (fingolimod), was approved by the FDA for the treatment of RRMS patients and included a risk evaluation and mitigation strategies (REMS) program to inform healthcare providers about serious safety risks, including bradyarrhythmia and atrioventricular block at treatment initiation, infections, macular edema, respiratory effects, hepatic effects, and fetal risk. Gilenya® has been authorized in the European Union since March 2011. In January 2012, the EMA initiated a formal review of Gilenya®, following cases of death and serious cardiovascular events in patients who had recently started treatment with the medicine. In December 2012, we filed a “citizen’s petition” with the FDA requesting that an advisory committee of specialists be convened to weigh the benefits against the side effects of all new molecule MS products.

Provigil® (modafinil), which was launched by Cephalon in 1999, is indicated for the treatment of excessive sleepiness associated with narcolepsy, obstructive sleep apnea (“OSA”) and shift work disorder (“SWD”). Provigil® began to face generic competition in the United States in March 2012 and, as a result, sales decreased substantially. Outside the United States, Provigil® is approved under various trade names in more than 30 countries, including France, the United Kingdom, Ireland, Italy and Germany, for the treatment of excessive daytime sleepiness associated with narcolepsy. In certain of these countries, we also have approval to market Provigil® to treat excessive sleepiness in patients with OSA and/or SWD.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy, OSA and SWD. It was launched by Cephalon in June 2009.

Following the positive results of a Phase II clinical trial of Nuvigil® as adjunctive therapy for treating major depressive disorder in adults with bipolar I disorder, Cephalon initiated three Phase III clinical trials. The first of these trials had positive results reported in July 2012. As reported in January 2013, the second trial demonstrated a numerical improvement, but did not reach statistical significance in meeting its primary endpoint. We expect results from the third of these trials to become available during the third quarter of 2013. The results of this study must be statistically significant in order to support an NDA filing for this indication.

Several products, including generic versions of Provigil® and methylphenidate products, compete with Provigil® and Nuvigil®.

In early 2012, Teva reached an agreement with Mylan Pharmaceuticals, providing Mylan the ability to sell its generic version of Nuvigil® in the United States beginning in June 2016, or earlier under certain circumstances. Nuvigil® is protected by several patents, the latest of which expires in 2024, with a pediatric extension. Cephalon’s polymorph patent is currently the subject of patent litigation in the United States, and we are currently awaiting a trial decision with respect to several of the generic challengers. Teva is vigorously defending this patent.

Azilect® (rasagiline tablets) is indicated as initial monotherapy and as an adjunct to levodopa for the treatment of the signs and symptoms of Parkinson’s disease, the second most common neurodegenerative disorder.

Azilect® is a second-generation, irreversible monoamine oxidase type B (MAO-B) inhibitor. Although other symptom-reducing therapies are available, many of them have efficacy, safety and tolerability concerns.

Azilect® was launched in its first market, Israel, in March 2005, followed by a rolling launch in various European markets, and became available in the United States in 2006. Currently, Azilect® is approved for marketing in 45 countries. We market Azilect® jointly with H. Lundbeck A/S in certain key European countries. We exclusively market Azilect® in the United States and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other markets.

Azilect® is protected in the United States by several patents that will expire between 2013 and 2027. We hold European patents covering Azilect® that will expire in 2014. Supplementary Protection Certificates have been granted in a number of European countries with respect to the patent expiring in 2014, thereby extending its term to 2019. Azilect® has data exclusivity protection in EU countries until 2015. Azilect® is subject to various patent challenges in the United States and Canada, and a trial is scheduled to begin in May 2013 in the United States litigation.

Azilect®’s competitors include both specialty and generic versions of the newer non-ergot dopamine agonists class, including Mirapex® /Sifrol® (pramipexole), Requip® (ropinirole) and Neupro® (rotigotine), which are indicated for all stages of Parkinson’s disease, as well as Comtan®, a COMT inhibitor, indicated only for adjunct therapy in moderate to advanced stages of the disease.

Pain therapy Our CNS portfolio also includes Fentora® (fentanyl citrate buccal tablets) and Actiq® (oral transmucosal fentanyl citrate) for the treatment of breakthrough pain in opioid-tolerant adult patients with cancer, and Amrix® (cyclobenzaprine hydrochloride extended-release capsules) for relief of muscle spasm in acute, painful, musculoskeletal conditions.

Oncology Products

Our oncology product line, led by Treanda® in the United States and by Tevagrastim®/Ratiograstim® outside the United States, was recently bolstered by the approvals of SynriboTM and tbo-filgrastim in the United States. Our oncology portfolio also includes several late-stage development programs. In addition to our current focus on hematology, we are developing treatments for solid tumors through new chemical entities or innovative biological approaches.

Treanda® (bendamustine hydrochloride for injection) is approved in the United States for the treatment of patients with chronic lymphocytic leukemia (“CLL”) and patients with indolent B-cell non-Hodgkin’s lymphoma (“NHL”) that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen.

In October 2012, we received a complete response letter (“CRL”) from the FDA addressing our supplemental new drug application (“sNDA”) for the use of Treanda® as a first-line treatment of patients with NHL in combination with rituximab. Although the BRIGHT study had met its endpoint of non–inferiority, the

FDA requested additional data, specifically progression-free survival (“PFS”) data, which was not available from this trial. No further registration trials are planned in the United States.

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

Treanda® is protected by new chemical entity exclusivity until September 2013 based on a pediatric extension received in 2012. We hold rights to Treanda® in the United States and certain other countries.

Tevagrastim® (filgrastim) (also marketed as Ratiograstim® or tbo-filgrastim) is a Granulocyte Colony Stimulating Factor (“G-CSF”)-based medicine that stimulates the production of white blood cells and is primarily used to reduce the risk of infections in oncology patients receiving chemotherapy. In September 2008, Tevagrastim® and Ratiograstim®, jointly developed by Teva and ratiopharm, became the first biosimilar G-CSF to be approved by the EMA. Tbo-filgrastim was approved in the United States on August 29, 2012, the first G-CSF to be approved in the United States in more than 10 years. We expect to launch tbo-filgrastim as early as November 2013, in accordance with the terms of a settlement agreement with Amgen. Clinical trials have demonstrated that our filgrastim products have an efficacy and safety profile equivalent to that of Amgen’s European version of Neupogen®, the first G-CSF product. Tevagrastim® and Ratiograstim® have been approved for the entire range of Neupogen®’s therapeutic indications and are available in most European countries. Tbo-filgrastim is indicated for the reduction in the duration of severe neutropenia in certain oncology patients.

Competitors to Tevagrastim®/Ratiograstim®/tbo-filgrastim include Neupogen®, and in Europe, also ZarzioTM and NivestimTM, which are also G-CSF products.

Eporatio® (erythropoietin) stimulates the production of red blood cells and is indicated for the treatment of renal anemia or chemotherapy-induced anemia. Clinical trials have demonstrated that Eporatio® has an efficacy and safety profile equivalent to that of Roche’s NeoRecormon®. Eporatio® is now approved in all 27 EU member states, Norway, Switzerland and Iceland.

Synribo™ (omacetaxine mepesuccinate for injection) was granted accelerated approval by the FDA on October 26, 2012, for the treatment of adult patients with chronic phase or accelerated phase chronic myeloid leukemia (“CML”) with resistance and/or intolerance to two or more tyrosine kinase inhibitors. It was launched in the United States in November 2012. We have granted marketing rights for Synribo™ to Hospira in Europe, the Middle East and certain African countries.

Synribo™ is protected by new chemical entity exclusivity until October 2017 and by orphan drug exclusivity until October 2019. It is also covered by patents in the United States expiring in 2019 and 2023. A term extension has been requested for the patent expiring in 2023.

SynriboTM provides a new treatment option in the CML treatment landscape and is administered subcutaneously. It is dosed twice daily for 14 consecutive days of a 28-day cycle at treatment induction, and twice daily for seven consecutive days of a 28-day cycle during maintenance once a response is achieved. SynriboTM acts independently of direct Bcr-Abl binding to reduce protein levels of both Bcr-Abl and Mcl-1, an inhibitor of apoptosis, in vitro.

The FDA recently approved three new treatments for CML including bosutinib and ponatinib.

Respiratory Products

Teva is committed to achieving a leading presence in the respiratory market by delivering a range of medicines for asthma, chronic obstructive pulmonary disease (“COPD”) and allergic rhinitis. Our portfolio is centered on optimizing respiratory therapies for patients through novel delivery systems and therapies that address unmet needs.

In recent years, we have continued to build upon our experience in the development, manufacture and marketing of inhaled respiratory drugs delivered by metered-dose and dry powder inhalers, primarily for bronchial asthma, COPD and allergic rhinitis. In addition, we have invested in high quality manufacturing capability for press and breathe metered-dose inhalers, nasal sprays and nebulizers.

Below is a description of our main respiratory medicines:

ProAir® hydrofluoroalkane (“HFA”) inhalation aerosol with dose counter (albuterol sulfate) is indicated in patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm. In March 2012, the FDA approved the addition of a dose counter, an innovation designed to help patients, as well as their caregivers, keep track of the number of doses remaining in the inhaler. The efficacy and safety profile of albuterol, which is used by millions of patients every day around the world, is well established. ProAir® HFA, which is marketed in the United States only and is the leading reliever therapy, is protected by various patents expiring between 2014 and 2028. It is subject to patent challenges in the United States.

Three major brands compete with ProAir® HFA in the United States in the short-acting beta agonist market: Ventolin® HFA (albuterol) by GlaxoSmithKline, Proventil® HFA (albuterol) by Merck and Xopenex HFA® (levalbuterol) by Sunovion.

QVAR® (beclomethasone diproprionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age or older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids. QVAR® is the fastest growing inhaled corticosteroid in the United States, capturing 26.9% of the market. We market QVAR®, which is manufactured by 3M, directly in the United States and major European markets. QVAR® is protected by various patents in the United States expiring in 2014 and 2015.

Four major brands compete with QVAR® in the mono inhaled corticosteroid segment: Flixotide/Flovent® (fluticasone) by GlaxoSmithKline, Pulmicort Flexhaler® (budesonide) by AstraZeneca, Asmanex® (mometasone) by Merck and Alvesco® (ciclesonide) by Sunovion

Qnasl® Nasal Aerosol (beclomethasone diproprionate HFA in a nasal actuator) is a synthetic corticosteroid medication indicated for the treatment of seasonal nasal and year-round nasal allergy symptoms in adults and adolescents 12 years of age and older. It is administered as a nonaqueous or “dry” spray delivered by HFA, an environmentally friendly propellant. This medicine was launched in 2012 in the United States, and is currently being studied in a Phase III trial for a pediatric indication. Qnasl® is protected by various patents in the United States expiring between 2014 and 2027.

Major competitors of Qnasl® are Veramyst® (fluticasone furoate) and Flonase® (fluticasone propionate) by GlaxoSmithKline, Rhinocort Aqua® (budesonide) by AstraZeneca, Nasonex® (mometasone) by Schering, and Omnaris® and Zetonna® (ciclesonide) by Dainippon Sumitomo.

Women’s Health Products

Currently, our women’s health product line focuses on several therapeutic areas, including oral contraceptives, intrauterine contraception, hormone therapy treatments for menopause/perimenopause, and therapies for use in infertility and urinary incontinence. We expect to broaden this focus over time.

Below is a description of our main women’s health products:

Plan B® One-Step OTC/Rx (levonorgestrel) is an emergency oral contraceptive that consists of a single tablet dose of levonorgestrel for emergency contraception. Plan B® One-Step is intended to prevent pregnancy when taken within 72 hours after unprotected intercourse or contraceptive failure and is available over-the-counter in the United States for women 17 years of age and older and by prescription for women under 17. Generic competition for this product already exists in the market.

ParaGard® T380 A (intrauterine copper contraceptive) is a non-hormonal intrauterine contraceptive marketed in the United States. ParaGard® provides women with a highly effective, long-term, reversible, non-hormonal contraceptive option. It is the only intrauterine contraceptive approved for up to ten years of continuous use and is more than 99% effective at preventing pregnancy.

Zoely® is a 28-day regimen combination contraceptive oral pill (consisting of 24 active pills and four placebo pills). Zoely® is the first and only monophasic contraception combining E2 physiological estrogen (17ß-estradiol) with NOMAC (nomegestrol acetate) progestin, which has a strong anti-gonadotropic activity, having minimal effect on metabolism and less impact on metabolic and haemostasis parameters than currently marketed products.

Zoely® is a joint development between Théramex and Merck & Co. We hold the marketing rights for Zoely® in several European countries. Zoely® is protected by patents in Europe with supplementary protection certificates extending to 2022.

Enjuvia® is an oral treatment of moderate to severe vasomotor symptoms associated with menopause. Enjuvia® is a plant-derived formulation of ten synthetic conjugated estrogens, including sodium D8,9-dehydroestrone sulfate, and is available in five dosage strengths. The Enjuvia® delivery system allows slow release of estrogens over several hours due to its Surelease® technology. We have Orange Book listed patents for Enjuvia® expiring in 2021.

We also market the following products in Europe: Orocal®, a calcium supplement for the treatment of osteoporosis; Colpotrophine®, for vaginal atrophy; Lutenyl®, for menopause; Monazol®, for fungal dermatitis; Estreva®, for estrogen deficiencies; Antadys®, for dysmenorrhea; and Leeloo Gé®, an oral contraceptive.

The oral contraceptives market is highly competitive and fragmented. The main competitors to our women’s health line are the Yasmin® and Yaz® franchise from Bayer, which was recently expanded to include the Yaz Flex® flexible dosage regimen oral contraceptive, which was launched in Australia in September 2012 and is expected to be launched in Europe later in 2013. There are numerous other brands and generic medications available, including generic versions made by Teva. In addition, there are other competing forms of contraceptives, such as intrauterine devices and vaginal hormonal contraceptive rings.

In the intrauterine device (“IUD”) market, Bayer’s Hormonal IUD Mirena® is the market leader. The follow-on product (called Jaydess® in Europe and Skyla® in the United States) recently received marketing authorizations for both markets. NuvaRing® from Merck is a vaginal hormonal contraceptive ring, and we expect the competitive landscape to continue to evolve towards non-oral deliveries.

Consumer Healthcare Joint Venture

PGT is our consumer healthcare joint venture with P&G. The joint venture includes the branded OTC medicines of the two companies in categories such as cough/cold and allergy, digestive wellness, vitamins, minerals and supplements, analgesics and skin medications, and operates in all markets outside North America. Its leading brands are Vicks®, Metamucil®, Pepto-Bismol®, and ratiopharm. The joint venture also develops new brands for the North American market and certain global markets. We own 49% and P&G holds 51%.

PGT’s strengths include P&G’s strong brand-building, consumer-led innovation and go-to-market capabilities; and our broad geographic reach, experience in R&D, regulatory and manufacturing expertise and extensive portfolio of products, and each company’s scale and operational efficiencies. It intends to introduce the partners’ product and brand portfolios into additional countries and to expand into new OTC categories (such as prescription products that have become OTC products).

Other Revenues

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in Israel and Hungary, as well as sales of medical devices and other miscellaneous items.

Teva’s Markets

United States

In the United States, Teva has a strong presence in both the generic and branded markets.

Generic Pharmaceuticals

We are the leading generic drug company in the United States. We market over 400 generic products in more than 1,300 dosage strengths and packaging sizes, including oral, injectables and inhaled products. We believe that the breadth of our product offerings has been and will continue to be of strategic significance as the generics industry grows and as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers.

In 2012, we led the U.S. generic market in total prescriptions and new prescriptions, with total prescriptions amounting to approximately 530 million in 2012, representing 16.2% of total U.S. generic prescriptions. We intend to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, deep emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and cost-effective production.

We expect that our revenues in the United States will continue to be fueled by our strong U.S. generic pipeline, which, as of January 22, 2013, had 147 product registrations awaiting FDA approval (including some products through strategic partnerships), including 38 tentative approvals. Collectively, the branded versions of these products had U.S. sales in 2012 exceeding $91 billion. Of these applications, 103 were “Paragraph IV” applications challenging patents of branded products. We believe we are the first to file with respect to 62 of these products, the branded versions of which had U.S. sales of more than $45 billion in 2012. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

Marketing and Sales. In 2012, our generics sales in the United States by channel were as follows:

2012
Drug store chains	41%
Drug wholesalers*	36%
Managed care organizations	12%
Generic distributors	7%
Governmental facilities and others	4%

*	A major portion of the products sold to wholesalers ends up in drug store chains and therefore is not reflected in the data presented above.

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

A significant proportion of our U.S. generic sales are made to a relatively small number of retail drug chains and drug wholesalers. These customers have undergone and continue to undergo significant consolidation, which has resulted in customers gaining more purchasing power. Consequently, there is heightened competition among generic drug producers for the business in this smaller and more selective customer base. On the other hand, this trend favors large suppliers that are capable of providing quality, a wide range of products and cost-efficient quantities. We are committed to the success of our customers in this segment and focus closely on them as important business partners.

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

Specialty Pharmaceuticals

We have continued to expand our specialty branded portfolio. Copaxone®, our multiple sclerosis treatment, has been the market leader since 2008 and has a U.S. market share of approximately 40%. Our respiratory products ProAir® HFA for the treatment of bronchial spasms, and Qvar® for long-term control of chronic bronchial asthma, maintained their leading positions within their respective indications. Our branded portfolio includes Nuvigil® for excessive sleepiness associated with narcolepsy, OSA and SWD and Treanda® for chronic lymphocytic leukemia and indolent B-cell non-Hodgkin’s lymphoma that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen.

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

Our U.S. business has built a specialized capability to help patients comply with their treatments, ensure timely delivery of medicines and assist in securing reimbursement. This capability, called “Shared Solutions,” is a critical part of our success in this market and has been recognized as industry-leading. It also reflects the growing understanding of the role of integrating patients and medicines through the capabilities now available in communications, internet and other modalities. We believe this capability is an important competitive advantage in the specialty medicines market.

Regulatory Highlights. All pharmaceutical manufacturers selling products in the U.S. are subject to extensive governmental regulation, principally by the FDA and the Drug Enforcement Administration (“DEA”).

The Hatch-Waxman Act established the procedures for obtaining FDA approval for generic forms of brand-name drugs, and includes market exclusivity provisions that can delay the approval of ANDAs as well as a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification that challenges the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent.

Europe

Europe, which we define as the 27 countries in the European Union plus Norway and Switzerland, is a diverse region that has a population of over 300 million people. In anticipation of the addition of Croatia to the European Union, we began including, as of January 1, 2013, the countries of the former Yugoslavia and Albania, which increases the number of European countries to 36. Despite their diversity, the European markets share many characteristics that allow us to leverage our pan-European presence and broad portfolio.

We have a leading or significant presence serving patients in all European countries. No single market in Europe represents more than 25% of our total European revenues, and as a result we are not dependent on any single market that could be affected by pricing reforms or changes in public policy.

Our strategy in Europe is to be flexible and focused on the needs of our customers and their patients. In generics, we focus on differentiation, in which we leverage our strengths (a comprehensive portfolio, partnership capabilities or competitive pricing) according to market conditions, seeking profitable business, rather than market share. In our specialty business, we seek to address unmet clinical needs in our chosen specialty franchises, especially in CNS and respiratory disorders. We leverage, where relevant, our understanding of patient needs and requirements, both in the United States and globally, to understand how best to improve and enhance our specialty medicines capability in Europe.

The pharmaceutical market in each European country has distinct prescribing and dispensing habits, varying pricing and reimbursement mechanisms and different product ranges. Most markets are generally characterized by highly developed, government-funded healthcare and social planning, in which most healthcare is funded and often directly managed and provided by the public sector.

Generic Pharmaceuticals

The generic market in Europe is characterized by a very gradual transition from branded generics, where the physician plays a key decision-making role in choosing the supplier of a generic drug, towards a generic model where the key decision maker is the pharmacist. This transition is likely to take many years to complete. In the meantime, generic penetration in European countries varies widely, driven by government policy or reimbursement mechanisms, rather than by patient or healthcare professional preference.

Some European countries, such as Germany, the United Kingdom, the Netherlands, Poland and the Czech Republic, have relatively high levels of generic penetration of over 50% in volume. Other markets in Southern Europe have not yet attained such a high level of generic penetration but are moving in this direction. In 2012, government action in some markets with lower generic penetration rates created an immediate increase in generic market share, as a response to the need to reduce overall healthcare costs while preserving the quality of health outcomes. These measures were implemented in some Spanish regions and Italy as well as in France, where the introduction of the ‘Tiers Payant’ system to encourage generic dispensing resulted in an increase of generic penetration of some 20% in the second half of the year.

Despite the Eurozone financial crisis, Europe remains a fundamentally affluent region with a growing need for healthcare as its population ages and is unwilling to compromise on the quality of care. The financial crisis, which led to government spending reductions, also resulted in growth for generic pharmaceuticals in many countries since generics were used to help contain healthcare costs. Pricing and reimbursement mechanisms in Europe are typically set by government regulation and are used to regulate or influence market behavior, for example, by encouraging the use of generics. In many markets, such as Spain, Germany, Italy and Finland, reimbursement for generic prescription pharmaceuticals is usually based on the price of a reference (or comparable) branded pharmaceutical. Other markets, such as Italy and Austria, require the price of a new generic product to be a certain percentage lower than the originator brand. In the United Kingdom, retail generic pricing is set by the market, but reimbursement is determined by regulations based on pharmacy purchase profit.

We are the leading generic pharmaceutical company in Europe overall, and the generic market leader in a number of European countries including the United Kingdom, Italy, Spain, the Netherlands, Portugal and Switzerland. We are one of the top three companies in many other countries, including Germany, France, Poland and Hungary. During 2012, Teva received 1,103 generic approvals in Europe relating to 231 compounds in 429 formulations, including six EMA approvals valid in all EU member states. In addition, Teva had approximately 2,131 marketing authorization applications pending approval in various European countries, relating to 244 compounds in 499 formulations, including three applications pending with the EMA.

We intend to continue to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

Our European pipeline includes generic versions of branded products with approximately $4 billion of total annual branded market sales in 2012. In 2012, the European pharmaceutical market grew overall. The impact of the continuing pricing and reimbursement reforms has been to reduce some prices but to increase generic market penetration, and in many markets stock levels at wholesalers have been reduced, without detriment to customer service, as the implementation of reforms has helped to reduce market uncertainty. We have managed market conditions by taking a selective approach to competing for business, focusing on sustainable business and not business at any price.

In 2012, we declined to participate in certain hospital tenders because the procurement model reduced profitability in this market, and the market experienced product shortages in some instances due to manufacturers’ reducing their exposure to unsustainable contracts. We are now starting to see the start of an upward trend in prices as payors recognize the need to build stability and resilience into the supply of these medicines to patients.

Specialty Pharmaceuticals

Our assumption of marketing responsibility for Copaxone® from Sanofi was completed in the remaining European markets on February 1, 2012. We market a wide range of specialty medications in Europe including Copaxone®, Azilect®, Provigil®, Effentora® (fentanyl buccal tablet), Spasfon® (phloroglucinol), Myocet® (liposomal doxorubicin), Actiq® (solid fentanyl) and Zoely® (nomegestrol acetate/estradiol). These products are sold in many markets across Europe but notably in France, the United Kingdom, Germany, Spain and Italy, either directly by us or through third-party distributors.

Other Activities

Our other activities in Europe comprise mainly PGT, our OTC joint venture with P&G, with Germany, Poland, Hungary and the Czech Republic being our main OTC markets; and our pharmaceutical distribution activities in Hungary. In 2012, PGT successfully launched the Vicks® brand in Poland, Hungary and the Czech Republic.

Our largest European operations are described below:

Germany is the largest European pharmaceutical market. We have a product portfolio of approximately 480 molecules. In terms of generic market share, we continue to compete for leadership in the German retail market with our ratiopharm brand. In Germany, our most important specialty medicine is Copaxone®. In 2012, we maintained patient share and implemented a patient-centric model to safeguard supply for patients.

We continue to compete successfully for health insurance tenders, which are now a principal factor in the German retail generics market. In 2012, we focused strongly on a selective approach to this market, where we competed on the basis of winning sustainable and profitable business. This resulted in some reduction in value and market share in the tender market, but meant that profitability was maintained.

In 2012, we successfully launched a number of generic products, such as Atacand® (candesartan), Atacand Plus® (candesartan HCTZ), Seroquel® (quetiapine) and Seroquel Prolong® (quetiapine ER), Aricept® (donepezil) and Lipitor® (atorvastatin).

Our OTC business in Germany performed especially well, recording significant growth during the year against a background of an overall declining OTC market.

In France, we have a portfolio of over 300 molecules. Key specialty products marketed in France include Spasfon® (phloroglucinol), Modiodal® (modafinil), Vogalene® (metopimazine), and Vogalib® (metopimazine). Our activities in France are well balanced between specialty and generic medicines. In generics, we profited from the recent regulatory changes and strongly focused on a selective approach to generate sustainable business.

In 2012, we launched 52 new products or new dosage forms, including the generic versions of Lipitor® (atorvastatin), Nexium® (esomeprazole), Diovan® (valsartan), CoDiovan® (valsartan HCTZ) and JOSIR LP® (tamsulosine).

In the United Kingdom, we are the largest supplier by volume to the National Health Service. We have a portfolio of more than 300 molecules and supply one in six prescriptions dispensed, focusing on independent retail pharmacies.

In 2012, we launched 52 new products, including the generic versions of Seroquel® (quetiapine), Aricept® (donepezil), Agopton® (lansoprazole) and Detrol® (tolterodine).

In Italy, we have a generic portfolio of over 250 molecules. Our business in Italy continues to be the generic market leader, supplying about a fifth of the country’s generic medicines needs. The market experienced challenging conditions in 2012, but in the latter part of the year government measures designed to increase generic penetration had a significant positive effect on market growth in volume and value. In 2012, we launched 32 new products, including the generic versions of Lipitor® (atorvastatin), Seroquel® (quetiapine), Atacand® (candesartan), Epivir ® (lamivudine) and Actonel ® (risedronate sodium).

In addition to the generic launches, we enlarged our women’s healthcare franchise with the launch of our new oral contraceptive Zoely® (nomegestrol acetate/estradiol).

In Spain, our generic product portfolio has approximately 250 molecules. The Spanish market was characterized in 2012 by continuing pricing and reimbursement reforms, sometimes frequent and sudden. We used our differentiation strategy to meet our customers’ needs effectively.

During 2012, we launched 61 new products, including generic versions of Keppra® (levetiracetam), Aricept® (donepezil), Atacand® (candesartan) and Reminyl® (galantamine).

In addition to the generic launches, we enhanced our women’s health portfolio in Spain with the launch of our new oral contraceptive Zoely® (nomegestrol acetate / estradiol). We are now the second largest provider of oral contraception in Spain, despite having only entered this category one year ago.

Competitive Landscape

The generic market in Europe is very competitive, with the main factors being price, time to market, reputation, customer service and breadth of product line. In addition, as in the United States, brand pharmaceutical companies try to prevent or delay approval of generic equivalents through several tactics.

In Germany, there is a high rate of generic penetration with a relatively large number of competitors of varying sizes and capabilities. Tenders are an important feature of the German market, operated by approximately 200 statutory healthcare funds across Germany, and are a result of reforms initiated by the government that have shifted the market from a physician-influenced branded model to a payor-influenced substitution model, representing a key opportunity for generics. Although tenders in Germany do not represent the majority of all pharmaceutical purchasing, they are a significant market influence and have contributed to pricing pressure in the German retail market.

In France there is an increasingly competitive landscape, with many competitors and strong pricing pressure. In 2012, the government introduced a new ‘Tiers Payant’ scheme designed to increase generic penetration, in which co-payment increases for the patient if a branded product prescription is chosen instead of an available generic version. This scheme immediately increased generic market penetration.

The United Kingdom is a ‘pure’ generic market with low barriers to entry and very high generic penetration. In general, retail pricing of generics to the pharmacy is unregulated leading to very strong price-led competition although pricing is heavily influenced by the ‘Category M’ scheme that limits pharmacies’ reimbursement profit.

In Italy, there is a relatively low but growing rate of generic penetration with an increasing level of influence, and ability to substitute, by the pharmacist. The market consists of 20 semi-autonomous regional governments and is influenced by regional independent pharmacy groups. The pace of government reforms to encourage generic penetration has been slower than expected, but the government austerity program and its consequent encouragement of generic penetration is beginning to offset the reduction in growth in the overall Italian pharmaceutical market.

In Spain, the generic pharmaceutical market largely consists of domestic companies. Growth in this market stalled for part of 2012 due to the continuing economic situation, but overall government and regional reforms have, despite price decreases, encouraged the use of generic medicines.

Regulatory and legislative developments

In Europe, marketing authorizations for pharmaceutical products may be obtained through a centralized procedure involving the EMA, a mutual recognition procedure which requires submission of applications in other member states following approval by a so-called reference member state, or a decentralized procedure that entails simultaneous submission of applications to chosen member states.

During 2012, we continued to register products in the EU, using both the mutual recognition procedure and the decentralized procedure. We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

The European pharmaceutical industry is highly regulated and much of the legislative and regulatory framework is driven by the European Parliament and the European Commission. This has many benefits including the potential to harmonize standards across the complex European market, but it also has the potential to create difficulties affecting the whole of the European market.

The implementation of some elements of the European Falsified Medicines Directive, which are due to be enacted into national laws during 2013, could create disruption in the European medicines supply chain and affect the welfare of patients. The provisions of the Directive are intended to reduce the risk of counterfeit medicines entering the supply chain, but if interpreted strictly, it will become more difficult to import APIs for many important medicines into European Union countries in the second half of 2013. Teva believes that this represents a significant threat to the security of supply of medicines for the whole industry, affecting patients in many therapy areas across the whole of Europe. We continue to highlight the risks associated with the Directive at European and country level, and will continue to work to safeguard supplies of medicines to the patients who depend on them.

The implementation of new European pharmacovigilance legislation has changed our global pharmacovigilance obligations. These new requirements are intended to improve patient safety. However, they increased our administrative burden and therefore costs, and there are proposals from the European Commission to increase the fees that industry pays for the maintenance of the pharmacovigilance system. This proposal has so far been rejected by member states as well as industry, but discussions are ongoing that could lead to increased costs.

The procurement model in parts of Europe for the supply of important secondary care products such as oncology injectable medicines creates a challenge for governments and the pharmaceutical industry. We do everything we can to supply medicines for life-threatening conditions, while at the same time the market creates few incentives for us to do so. Until the procurement model recognizes that stability and sustainability, and the need to allow manufacturers to earn a return on their investment, are important components in purchasing decisions, shortages will be almost impossible to avoid. In 2012, we declined to participate in certain tenders and ended our supply in others since the procurement model for this segment was not sustainable. If the situation remains unchanged, we may withdraw certain products from the market because they are commercially nonviable. We continue to work with governments and our customers on ensuring that the patient’s needs are protected, but we believe that governments can do more to insure security of supply by creating adequate incentives for manufacturers to maintain manufacturing capacity.

Rest of the World Markets

Our ROW markets include all countries other than the United States and those we include under Europe. Our key ROW markets are Japan, Russia, Latin America, Canada and Israel. The countries in this category range from highly regulated, pure generic markets such as Canada, to hybrid markets such as Japan and Brazil, to branded generics markets such as certain Commonwealth of Independent States markets and Latin American markets. We consider Japan, Russia and the Latin American countries to be “emerging” generics markets that are characterized by rapid growth and relatively high sales of branded generics and OTC products, while Canada and Israel are “mature” generics markets that have higher generic penetration rates and therefore lower growth rates. We intend to expand our ROW market presence by growing our early stage businesses in markets such as South Korea. We further seek to enter new markets or enhance our existing presence in countries such as China, India, Brazil and South East Asia, either via partnership or by creating a direct presence.

Below are details of our operations in these markets:

Japan

We increased our presence in Japan through the acquisition of several generics companies beginning in 2009 and culminating in the 2011 acquisition of Taiyo, the third largest generics manufacturer in Japan, with a broad portfolio of products in solid, sterile and injectable technologies, and a presence in all major channels of the Japanese pharmaceutical market. In April 2012, we integrated our Japanese operations into a single entity, Teva Seiyaku (Teva Pharma Japan Inc.), which includes sales force, production and R&D capabilities.

Japan is the second largest pharmaceutical market in the world, with annual sales estimated at approximately $115 billion in 2012. Generic penetration is estimated at 26% of volume and 11% of value, based on National Health Insurance prices, and is expected to increase further following a number of key patent expirations and the further introduction of government initiatives expected over the next few years. The Japanese pharmaceutical market is in the process of transforming from a branded generics market, driven by physicians’ choice of brands, to a pharmacy substitution market with an increased proportion of generic prescriptions. In addition, pharmacy chains are slowly emerging, which we expect will result in additional generic penetration. At present, almost half of all generic drugs are sold in pharmacies, a quarter are dispensed by hospitals, and a fifth are sold by physicians.

Generic drugs are distributed by large wholesalers, which distribute both branded and generic products, and by hanshas, or small agents, specializing in the sale of generics. Direct sales are extremely limited due to the highly fragmented nature of the market. Teva has established strategic partnerships with key national and regional wholesalers and the top hanshas in order to ensure distribution of our products to all customer segments.

Competitive Landscape. The Japanese generic pharmaceutical market is relatively fragmented but is in the process of consolidating. The four leading generic pharmaceutical companies now capture approximately 50% of the market. The market is being further transformed by the entry of global companies (branded and generics) as well as local branded companies into the generics business.

Regulatory Highlights. The registration of existing or new generic drugs in Japan is subject to Pharmaceutical and Medical Device Agency approval and requires carrying out local bioequivalence studies, as well as upholding stringent quality, stability and stable supply requirements. Generic prices are regulated by the Ministry of Health, Labor and Welfare and set at 60%-70% of the equivalent branded drug prices (depending on the dosage form and number of competitors), with additional price reductions of approximately 8%-10% every two years.

The Japanese government provides fully comprehensive healthcare coverage, and more than 85% of healthcare expenses are paid by the government. In order to control growing healthcare costs due to an aging population, in 2008 the Japanese regulator initiated a coordinated policy to promote the usage of generic drugs via a series of targeted incentive programs, with the goal of reaching 30% generic penetration by 2012. This led to a significant increase in generic penetration by volume (from 18% to 26% currently). The next reform, which is scheduled for April 2014, is likely to further increase generic penetration. In April 2010 and 2012, new financial incentive schemes were established, encouraging pharmacies to substitute generic drugs for branded ones, and doctors to write generic prescriptions.

Russia

We market a diverse portfolio of generic products, OTC pharmaceutical products, and branded products (primarily Copaxone®) in Russia. We have a portfolio of approximately 130 products sold to both retail and hospital channels. Today we are one of the largest pharmaceutical companies in Russia.

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

Competitive Landscape. The Russian market includes large local manufacturers as well as international pharmaceutical companies, both generic and innovative. As part of Russia’s 2020 pharmaceutical strategy, companies with a local manufacturing presence will receive favorable treatment. In 2011, Teva announced its commitment to build a manufacturing facility in Yaroslavl, Russia, which is expected to be operational by 2015.

Regulatory Highlights. The Russian government is implementing its 2020 pharmaceutical sector strategy, which emphasizes localization of production and aims to harmonize the Russian pharmaceutical regulations with international principles and standards. Russia’s new pricing regulations, which took effect in 2010, impose price restrictions on pharmaceuticals listed on the new Essential Drug List (EDL). In accordance with this new legislation, as of January 1, 2010, EDL manufacturers must perform an annual price review calculated according to the methodology of the Ministry of Health. The law does not regulate prices for non-essential medicines. The new legislation also includes safety measures, including obligatory GMP requirements, to be implemented by January 1, 2014, with the goal of ensuring production of high-quality pharmaceuticals.

Latin America

We market a broad portfolio of products in most Latin American countries. Our products are generally manufactured in our facilities in Mexico, Chile, Argentina and Peru. We have a strong presence in most major markets leveraging our local, regional and global supply chain for generics, branded generics, OTC, and specialty medicines. During 2012, we continued to expand our presence in the largest markets by adding new therapeutic classes and strong performance in our existing product portfolio.

Brazil, Mexico, Venezuela, Chile and Argentina are the largest pharmaceutical markets in the region, with substantial local manufacturing and, due to the historical absence of effective patent protections for innovative drugs, a history of reliance on generic and branded generic products.

Total pharmaceutical retail sales in the region exceeded $74 billion in 2012 and, according to IMS forecasts, the Latin American pharmaceutical market is expected to grow at an average annual rate of approximately 15% through 2016. We intend to further expand our operations in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular), stronger regional economic performance and growing populations, leveraging our strong local presence, global product portfolio and manufacturing expertise.

Competitive Landscape. In Latin America, the pharmaceutical market is generally fragmented, with no single company enjoying market leadership in the region. Local generic companies predominate, especially in Brazil, Argentina and Chile. These local companies, as well as multinational brand companies, compete with our local operations in all of the markets. Our strengths in the region include our comprehensive range of products, which cover a wide range of therapeutic categories, strong sales forces and the opportunity to leverage our global product portfolio.

Regulatory Highlights. Historically in Latin America, local governments did not distinguish between innovative pharmaceuticals, OTC and generic medicines, and many pharmaceutical companies in the region engaged in the production of drugs still under patent in their countries of origin or off-patent drugs sold under a local brand name, in accordance with local laws that may not have required bioequivalence testing. In recent years, however, Latin America has seen increased enforcement of intellectual property and data protection rights. The market has also been characterized by an increased demand for high-quality pharmaceutical products as the major markets in the region have adopted more stringent regulations governing pharmaceutical product safety and quality. Nevertheless, pricing pressures for pharmaceutical products, which are subject to direct or indirect price controls in many countries in Latin America, are expected to continue to exert political and budgetary constraints that may foster the continued growth of generics but may have a negative impact on pricing. With respect to biosimilars or follow-on biologics, new regulatory pathways for approval have either been approved or are in development in the region.

Canada

In Canada, we manufacture and market prescription pharmaceuticals and continue to be one of the two leading generic pharmaceutical companies in terms of prescriptions and sales. Our generic product portfolio includes over 300 products in various dosage forms and packaging sizes. Our specialty portfolio is primarily comprised of Copaxone® and Azilect®.

Our generic sales force in Canada markets generic products to retail chains, retail buying groups and independent pharmacies, reaching approximately 8,800 outlets across Canada. We continue to see consolidation of independent retail pharmacies and increased expansion of retail chains and buying groups: the top five retail chain customers in Canada represent approximately half the market (in terms of value). Our customer base continues to change as the number of non-aligned independent community pharmacies join pharmacy banner store groups or sell their operations to larger chain drug operators. These larger corporate accounts work closely with selected suppliers, listing products as part of a chain-wide formulary. We continue to experience increased government regulation on pricing, including a recent Canada-wide announcement indicating that the top six products in the market would be reduced in price to 18% of the referenced brand product on April 1, 2013.

Customers look to generic suppliers to timely launch cost effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

Competitive Landscape. In Canada, the competitive landscape continues to intensify with the increasing presence of multinational companies. The five major generic companies (including Teva), are either subsidiaries of global manufacturers or privately held, Canadian owned firms. These top manufacturers satisfy approximately 80% of the Canadian demand for generic pharmaceuticals. In addition, the major branded pharmaceutical companies have intensified their efforts to compete with the generic players, and are now offering incentives to patients and customers to offset generic cost savings. In addition, several of our customers have intensified their efforts to provide private label products, which have the potential to compete with our products; however, our strategy is to become a key supplier to these retail chains and add to value through our core supply chain competency.

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

Israel

We are the leading provider of professional healthcare products and services in the Israeli market. In addition to generic and specialty pharmaceutical products, we sell and distribute a wide range of healthcare products and services, including OTC, vitamins, minerals and supplements, baby formula products and other consumer healthcare products (as part of PGT’s activities), hospital supplies, dialysis equipment and disposables, diagnostics and home care services. Our Israeli product portfolio also includes products sold under licensing arrangements. Our distribution company provides logistical support and distributes third-party products.

The Israeli generic pharmaceutical market is a full substitution market (by regulation) and is dominated by four government mandated health funds which provide an extensive range of healthcare services, including pharmaceuticals, to all citizens. Prices for our products in Israel are significantly affected by pricing regulations and governmental policies, as well as the structure of the market. Israeli pricing regulations use a reference pricing mechanism which takes into account pricing in several European countries, leading to relatively low prices in the market.

Competitive Landscape. Generic competition, which has increased in recent years, is expected to continue, with additional pressure on prices coming from the healthcare funds and other institutional buyers. The health funds are increasing their market share in the OTC market, holding over 25%, resulting in a decrease of the average selling price. Introduction of private labels into the retail market has increased competition in the OTC market, a trend that is expected to intensify.

Regulatory Highlights. The Israeli Ministry of Health requires pharmaceutical companies to conform to internationally recognized standards. Other legal requirements prohibit the manufacturing, importation and marketing of any medicinal product unless it is approved in accordance with these requirements. Significant regulatory changes and updates have been issued regarding GMP including a new set of importers’ responsibilities for the release of batches and the designation of a new function: QP (Qualified Person), following EU standards.

Operations and R&D

Research and Development

Our research and development activities span the full breadth of our business, including generic medicines (finished goods and API), specialty pharmaceuticals, new therapeutic entities (“NTEs”), which are known molecules that are formulated, delivered or used in a novel way to address unmet patient needs, and OTC medicines. All research and development activities, except for API, have been integrated into a single unit, Teva Global R&D.

A major area of focus is the development of new generic medicines. We develop products in all therapeutic areas that are equivalent to innovative pharmaceuticals. Our emphasis is on developing high-value products, such as those with complex technologies and formulations. Generic R&D activities, which are carried out in development centers located throughout the world, include product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, and registration of generic drugs in all of the markets where we operate.

Over the past several years, our generic R&D capabilities have expanded beyond tablets, capsules, liquids, ointments and creams to other dosage forms and delivery systems, such as matrix systems, special coating systems for sustained release products, orally disintegrating systems, sterile systems such as vials, syringes and blow-fill-seal systems, and more recently capability build-up in long-acting release injectables, transdermal patches, oral thin film, drug device combinations and nasal delivery systems for generic drugs. We have more than one thousand generic products in our pipeline (each product being equivalent to a molecule, dosage form and market combination).

In addition, Teva’s generic R&D supports PGT in developing OTC products, as well as in overseeing the work performed by contract developers of products selected by PGT.

Another major area of focus for Teva Global R&D is the development of novel specialty products in our key therapeutic areas of CNS and respiratory, with select projects in additional areas. These specialty R&D activities range from the discovery of new compounds, preclinical studies (including toxicology, pharmacokinetics, pharmacodynamics and pharmacology studies) to clinical pharmacology and the design, execution and analysis of clinical trials. We conduct these activities for both small molecules and biologics. Our specialty R&D activities also include process development.

Our specialty pipeline includes product candidates in several therapeutic areas, with a focus on CNS and respiratory products, and selective innovation in the areas of oncology, women’s health, and biologics. We focus our investments on novel drug candidates, specialty compounds that utilize specific proprietary devices or technology, biosimilars and bio-betters. We intend to continue to supplement our specialty pipeline, as necessary, by in-licensing or acquiring products including small molecules, biologics, biosimilars and bio betters, focused in critical therapeutic areas. This approach to investing, which will result in “constellations” of related opportunities, is designed to create a robust and sustainable pipeline. We also hold a small number of investments in certain early stage companies that we believe have promising technologies or products.

Below is a table listing selected pipeline products in clinical development:

Project / Compound	Potential Indication	Formulation	Clinical Phase (month and year of entering Phase III)
CNS
MULTIPLE SCLEROSIS
Glatiramer acetate 40mg (Copaxone®)	Relapsing remitting multiple sclerosis	Subcutaneous	Phase III completed
Laquinimod	Relapsing remitting multiple sclerosis	Oral	US—III (Nov 2007) EU—Pre-submission
Pridopidine (Huntexil®)	Motor disorders	Oral	II/III
XEN402	Painful disorders	Oral and topical	II
OTHER CNS
Tamper deterrent hydrocodone	Chronic pain	Oral	III (Oct 2010)

Armodafinil (Nuvigil®)	Adjunctive therapy for treating bi-polar depression disorder in adults	Oral	III (Feb 2009)
RESPIRATORY
Beclomethasone dipropionate HFA Nasal (Qnasl®)	Pediatric allergic rhinitis	Nasal	III (Oct 2012)
Albuterol Spiromax®	Asthma/COPD	Inhalation	III (Oct 2012)
Reslizumab	Severe asthma with eosinophilia	Intravenous	III (Feb, 2011)
Budesonide Formoterol Spiromax®	Asthma/COPD	Inhalation	EU—pre-submission
Fluticasone Propionate Salmeterol Spiromax®	Asthma/COPD	Inhalation	II
Fluticasone Propionate Spiromax®	Asthma/COPD	Inhalation	II
Fluticasone Propionate Salmeterol HFA	Asthma/COPD	Inhalation	I (Bioequivalence)
ONCOLOGY
Balugrastim—albumin fused G-CSF	Neutropenia cancer	Subcutaneous	US—submitted
XM 22—glycoPEGylated G-CSF (Lonquex®)	Neutropenia cancer	Subcutaneous	US, EU, Russia— submitted
OGX-011/TV-1011	Metastatic castrate resistant prostate cancer	Intravenous	III (1st line: Dec 2010; 2nd line: Oct 2012)
OGX-011/TV-1011	Non-small cell lung cancer	Intravenous	III (Oct 2012)
WOMEN’S HEALTH
Progesterone Vaginal Ring (Milprosa™)	Luteal support for in vitro fertilization	Vaginal ring	US—submitted
Oxybutynin Vaginal Ring (DR-3001)	Overactive bladder	Vaginal ring	III (May 2008)
XM17—Follitropin alfa	Female infertility; anovulation; assisted reproductive techniques; hypogonadism	Subcutaneous	EU—submitted
Desogestrel and ethinyl estradiol (LeCette™)	28-day oral contraceptive	Oral	III (Aug 2010)
Levonorgestrel desogestrel and ethinyl estradiol (Quartette™)	91-day extended regimen oral contraceptive	Oral	FDA submission
CARDIOVASCULAR
Mesynchymal precursor cells (Revascor®)	Congestive heart failure	Intracardiac Injection	II
Mesynchymal precursor cells (revascor®)	Acute myocardial infarction	Intracardiac Injection	II
OTHER
Laquinimod	Crohn’s disease	Oral	II
Laquinimod	Lupus nephritis and Lupus arthritis	Oral	I/II

CNS

Laquinimod is a once-daily, orally administered immunomodulatory compound being developed for treatment of relapsing-remitting multiple sclerosis. We acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide from Active Biotech. Under the agreement, we made an upfront payment to Active Biotech and will be required to make additional payments upon the achievement of various sales targets and other milestones, up to a maximum of $92 million. Active Biotech will also receive tiered double-digit royalties on sales of the product.

In April 2011, we announced the final results of the ALLEGRO Phase III study. The results demonstrated that relapsing-remitting multiple sclerosis patients treated with 0.6 mg daily oral laquinimod experienced a statistically significant reduction in annualized relapse rate compared to placebo. Additional clinical endpoints, including significant reduction in disability progression, as measured by EDSS, were also achieved. In August 2011, we announced the results of BRAVO, a second Phase III study. In this study, the primary endpoint of reduction in annualized relapse rates compared to placebo did not reach statistical significance. The observed safety and tolerability profile of laquinimod in both the ALLEGRO and the BRAVO trials was considered favorable. We are in the process of initiating a third Phase III study of laquinimod, CONCERTO, scheduled to begin in early 2013, with the primary endpoint of impact on disability progression.

In June 2012, we submitted a Marketing Authorization Application to EMA and in August 2012 we submitted a New Drug Submission to Health Canada. We are planning additional submissions during 2013.

Based on laquinimod’s novel mechanism of action, which has been manifested clinically in a statistically significant reduction of disability as measured by the Expanded Disability Status Scale and brain volume loss, as demonstrated in pooled data from the Phase III studies conducted to date, we are planning further clinical studies of laquinimod as add-on therapy in patients with relapsing-remitting multiple sclerosis and as monotherapy in patients with progressive forms of MS.

Laquinimod is currently in Phase II development for Crohn’s Disease (“CD”) and in Phase I/II studies for lupus nephritis and lupus arthritis. In October 2012, we announced the results of the Phase IIa study of laquinimod in moderate to severe CD. The findings demonstrated that treatment with orally administered laquinimod 0.5 mg/day resulted in an early and consistent effect on remission (48.3% vs. 15.9% of patients, respectively) and response rates (62.1% vs. 34.9% of patients, respectively) in patients with moderate-to-severe CD versus placebo. Further clinical studies in CD are under review. Results of the Phase I/II studies for lupus are expected in early 2013.

Laquinimod is protected by patents expiring in 2019 worldwide, with potential for extensions in various markets.

Tamper Deterrent Hydrocodone is our formulation of hydrocodone utilizing our OraGuard™ technology, which we believe provides deterrence against various tampering methods, including chewing, aqueous extraction for IV dosing and alcohol extraction. A Phase III study was completed in August 2011, but did not demonstrate a statistically significant difference between the hydrocodone and placebo treatment groups. A newly designed Phase III study will be initiated in early 2013.

Huntexil® (pridopidine) is an oral small molecule dopamine stabilizer being developed for the symptomatic treatment of motor disorders (including Huntington’s disease, or “HD”), which we licensed from Neurosearch A/S in late 2012. We intend to design and complete new clinical studies of pridopidine to assess its potential for symptomatic relief of HD. NeuroSearch A/S performed advanced-stage clinical studies of pridopidine in the United States, Europe and Canada in patients with HD, in which a significant treatment effect on Total Motor Score was demonstrated, but the primary endpoint of Modified Total Motor score was not met. Data from the clinical studies were presented to the FDA and EMA in the first half of 2011, but were found insufficient to file for marketing approval.

XEN402 is a small molecule intended to treat pain locally at its source through blocking of Nav1.7 and Nav1.8 sodium channels, which are found in sensory nerve endings that can increase in chronic painful conditions. XEN402 was licensed from Xenon Pharmaceuticals Inc. in December 2012. XEN402 has been studied in human subjects as both oral and topical forms. XEN402 is currently in Phase II clinical development for a variety of pain-related disorders. In an early study, oral XEN402 was shown to be effective at relieving the pain associated with the rare neuropathic pain condition, erythromelalgia. Topical XEN402 was studied in a Phase II trial to evaluate for effectiveness in alleviating the pain of post herpetic neuralgia. In this study the proportion of patients reporting clinically meaningful reductions in pain was significantly greater for topical XEN402 than for placebo.

Respiratory

A primary area of focus of our respiratory R&D is the development of products based on our proprietary delivery systems, including Easi-Breathe®, our advanced breath-actuated inhaler (“BAI”), Spiromax®/Airmax®, our novel inhalation-driven multi-dose dry powder inhaler, and Steri-Neb®, the advanced sterile formulations for nebulizers. This strategy is intended to result in “device consistency,” allowing physicians to choose which device best matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule. In addition, we develop novel molecules for respiratory disease.

Albuterol Spiromax® is a dry-powder inhaler formulation of albuterol in our Spiromax® device that is designed to be an improvement to our ProAir® HFA. Results of two safety and efficacy studies have confirmed the safety, efficacy, pharmacokinetic and pharmacodynamic profile of albuterol Spiromax®. The Phase III program is ongoing.

Reslizumab is an investigational humanized monoclonal antibody (mAb) against interleukin-5 (IL-5). IL-5 has been shown to play a crucial role in the maturation, growth and chemotaxis (movement) of eosinophils, inflammatory white blood cells implicated in a number of allergic diseases. We are investigating reslizumab in Phase III studies as a possible treatment for severe asthma with eosinophilia. Results of these studies are expected in 2014.

Budesonide Formoterol Spiromax® is a combination utilizing our proprietary Spiromax® device. Results of our studies confirm that we have demonstrated bio-equivalence to the marketed product (Symbicort® Turbohaler®). We submitted a European marketing authorization application in January 2013.

Fluticasone Propionate Salmeterol Spiromax® is a new formulation of this combination using our Spiromax® device, with an enhanced lung delivery that is designed to allow lower doses to achieve the same clinical outcomes as Advair® Diskus. Phase II trials commenced in 2012.

Fluticasone Propionate Spiromax® is a new formulation of this combination using our Spiromax® device, with an enhanced lung delivery that is designed to allow lower doses to achieve the same clinical outcomes as Flovent® Diskus. Phase II trials commenced in 2012.

Fluticasone Propionate Salmeterol HFA MDI is designed to be comparable to Advair®/Seretide® HFA, delivered in a well established press-and-breath device. We expect to complete clinical studies in 2014.

Oncology

Balugrastim is a long-acting G-CSF using albumin-fusion technology initially developed by Human Genome Sciences to prolong plasma half-life. Balugrastim is designed to provide clinical efficacy and safety profiles comparable to Neulasta®. In July 2011, we entered into a settlement agreement with Amgen to resolve litigation concerning certain of our G-CSF products in the United States. We agreed to an entry date of November 10, 2013 for our balugrastim product in the United States. In exchange, we consented to validity and enforceability of the patent in dispute. We submitted balugrastim for registration in the United States in December 2012 and expect to file for submission in Europe in 2013. Balugrastim is protected by a patent in the United States until 2014, with the potential for patent term extension.

Lonquex® (lipegfilgrastim) is a long-acting G-CSF based on glycopegylation technology. Glycopegylation of G-CSF leads to a prolonged plasma half-life. Lonquex® was shown in clinical trials to provide clinical efficacy and safety profiles which are comparable to Neulasta®. Lonquex® was submitted for registration in Europe, the United States, and Russia. Lonquex® is protected by patents expiring in 2023 in the United States and in 2024 in Europe, with the potential for patent term extensions.

Custirsen/TV-1011 (OGX-011) is an antisense drug. In December 2009, Teva and OncoGenex entered into a global license and collaboration agreement to develop and commercialize custirsen/TV-1011/OGX-011. Custirsen was developed by Isis Pharmaceuticals Inc. and licensed to OncoGenex, and is designed to inhibit the production of clusterin, a protein associated with cancer treatment resistance. Custirsen was developed to increase the efficacy of chemotherapeutic drugs and may have broader market potential to treat various indications and disease stages.

In November 2012, enrollment was completed in a large Phase III randomized trial of custirsen in combination with docetaxel and prednisone in the initial chemotherapy treatment of patients with castrate resistant prostate cancer. In addition, enrollment started in two new Phase III studies: a randomized trial of custirsen in combination with cabazitaxel and prednisone for the second-line treatment of patients with castrate-resistant prostate cancer, and a randomized trial of custirsen in combination with docetaxel for the second-line treatment of patients with non-small cell lung cancer.

Obatoclax is a Pan Bel-2 inhibitor with particular potency for the dominant protein Mel-1. Final data from the randomized Phase II trial of obatoclax evidenced a lower than expected treatment effect in lung cancer, as well as CNS activity. Based on these results, we decided not to pursue the Phase III trial in the non-small cell lung cancer indication and the product is currently being investigated in pre-clinical studies for other indications.

Women’s Health

Progesterone vaginal ring (Milprosa™) is a silicone-based, flexible ring designed to be dosed weekly for luteal support for in vitro fertilization. Clinical studies indicated that Milprosa™ is not inferior to the approved progesterone gel and that the product was safe and well-tolerated, with a profile consistent with the known profile of progesterone. We filed an NDA with the FDA in 2010 and received a complete response letter in 2011 requiring a safety/efficacy study in women aged over 34 years prior to approval or as a post-marketing commitment. We plan to file a response to the FDA’s letter in 2013. Our patent applications for the product are pending.

Oxybutynin vaginal ring (DR-3001) is a silicone-based, flexible ring designed to be dosed once a month to treat overactive bladder (OAB). This new and innovative delivery system for the intravaginal delivery of oxybutynin has been developed to minimize side effects caused when taking treatments orally. Results of our Phase III trials for treatment of patients with OAB symptoms demonstrate statistically significant reductions for active treatment relative to placebo in total weekly incontinence episodes and average daily urinary frequency. The product was generally well-tolerated with a safety profile favorable to oral treatments and comparable to other non-oral treatments. However, due to limitations surrounding a manufacturing site transfer, a contemporaneously-controlled bridging study to demonstrate the bioequivalence of the “to be marketed” product to the product used in the clinical studies, based on pharmacokinetic characteristics, could not be conducted, and an additional Phase III safety/efficacy study may be required.

XM17 (follitropin alfa) is a biosimilar product to Gonal-f® for the treatment of female infertility. We submitted XM17 for registration in Europe in 2012.

LeCette™ is a 28-day oral contraceptive with 21-day regimen of desogestrel and ethinyl estradiol (“EE”) followed by a 7-day regimen of EE alone. We are currently conducting a Phase III study and, assuming positive results, expect to file an NDA with the FDA in 2013. In clinical trials, LeCette™ has demonstrated a safety profile similar to that of other 28-day oral contraceptives.

Quartette™ is a 91-day extended regimen oral contraceptive, with an 84-day phasic regimen of a constant levonorgestrel dose and an increasing EE dose, followed by a seven-day regimen of EE alone. In 2012, we filed an NDA with the FDA. In clinical trials, Quartette™ demonstrated a safety profile similar to that of Seasonique® and other 28-day oral contraceptives. Our patent applications for the product are pending.

Cardiovascular

Revascor® (mesynchymal precursor cells) consists of human stem cells, the immature cells that give rise to different types of mature cells that make up the organs and tissues of the human body. In December 2010, Cephalon entered into a strategic alliance with Mesoblast Ltd. to develop and commercialize Mesoblast’s mesynchymal precursor cell therapeutics for hematopoietic stem cell transplantation in cancer patients, certain central nervous system disorders, as well as certain cardiovascular conditions, including congestive heart failure and acute myocardial infarction.

Congestive heart failure remains a leading cause of hospital admissions, morbidity and mortality in the Western world. Heart failure affects as many as 20 million people worldwide.

In January 2011, interim results from the ongoing multi-center Phase II trial of Revascor® for patients with congestive heart failure were announced. Based on these Phase II results, and assuming timely finalization of the chemistry and manufacturing controls requirements, we are planning to initiate a Phase III study in 2013. This study will include an interim analysis, after an initial cohort of patients has completed six months of follow up.

New Therapeutic Entities (“NTEs”)

A new area of focus of Teva Global R&D is the development of new therapeutic entities. NTEs are known molecules that are formulated, delivered or used in a novel way to address unmet patient needs. Examples of NTEs include fixed-dose-combinations that improve adherence and therefore efficacy (for use in HIV, for example), drugs with prolonged half-lives to reduce frequency of administration, drugs with modified pharmacokinetic profiles to reduce side effects, drugs that are administered orally instead of by injection, drugs that are delivered in ways that address the needs of special patient populations (for example, children and the elderly), and drugs that are approved for new indications.

Many NTEs have achieved significant commercial successes (e.g., J&J’s Duregesic® fentanyl patch, Purdue’s Oxycontin®, and Lundbeck’s Namenda® for Alzheimer’s disease). However, without a systematic effort, the development of successful NTE products will continue to be sporadic.

Teva’s approach to the development of NTEs will be unprecedented in terms of scale, scope and dedication of resources. The successful development of NTEs requires access to a wide range of specialty and generic R&D capabilities: an understanding of medical needs, clinical and regulatory development, formulation know-how and special technologies, intellectual property and access to a large portfolio of generic molecules. The integration of our specialty and generic R&D groups into a single organizational unit—Teva Global R&D—creates a unique infrastructure that includes the entire range of capabilities required for the development of NTEs.

This unique organization is supported by a dedicated process for generating and screening ideas for NTEs. Drawing on a wide range of internal and external sources, we are generating more than 100 NTE ideas per year, of which we expect ten to be approved for development each year. To date, several NTEs have already been internally approved for development.

Because NTEs involve proven targets with known efficacy and safety profiles, we expect their development to involve reduced risks and costs, and shorter timelines compared to novel drugs. On the other hand, there are multiple avenues to exclusivity for NTEs, leveraging both regulatory and patent exclusivity to protect novel formulations, combinations and indications. Therefore, we believe that rewards from an NTE can be sustained over long periods.

We believe that the combination of our unique organization, dedicated processes and the planned scale of our effort to generate NTEs, together with their favorable risk/ reward profiles, will create significant opportunities for Teva.

API R&D

Our API R&D division operates independently from Teva Global R&D, and focuses on the development of processes for the manufacturing of API, including intermediates, chemical and biological (fermentation), which are of interest to the generic drug industry, as well as for our proprietary drugs. Our facilities include a large center in Israel (synthetic products and peptides), a large center in Hungary (fermentation and semi-synthetic products), a facility in India and additional sites in Italy, Croatia, Mexico and the Czech Republic (for development of high-potency API). Our substantial investment in API R&D generates a steady flow of API products, enabling the timely introduction of generic products to market. The API R&D division also seeks methods to continuously reduce API production costs, enabling us to improve our cost structure.

Other Projects

During 2012, we also developed or participated in the development of the compounds listed below, which are no longer included in our pipeline.

StemEx® (allogeneic stem cell) was developed in a joint venture with Gamida Cell for the expansion of cord blood to be used in transplants. We have decided not to market the product, and the joint venture is seeking another partner for this program.

CEP-37247 is an anti-tumor necrosis factor domain-based antibody for the treatment of sciatica with a lower molecular weight than traditional antibodies. The compound is intended for the treatment of sub-acute sciatica (chronic radicular pain) in patients who have not responded to conventional therapy. CEP-37247 was evaluated in a randomized, double-blind, placebo-controlled, ascending-dose study to evaluate the safety and efficacy of the compound.

DiaPep-277® is a 24 amino acid synthetic peptide believed to induce anti-inflammatory T-cells, block destruction of beta cells and preserve insulin secretion. We have a license agreement with Andromeda Biotech Ltd. with respect to Diapep 277®, which is currently in Phase III clinical development as a treatment for newly diagnosed Type I diabetes patients. We have decided not to market the product and are cooperating with Andromeda to find a new partner for this program.

NexoBrid® was developed by MediWound for the enzymatic removal of burn-injured tissue. We terminated the joint development agreements in 2012.

Operations

We believe that our global product infrastructure provides us with the following capabilities:

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

Pharmaceutical Production

We operate 52 finished dosage pharmaceutical plants in North America, Europe, Latin America, Asia and Israel. These plants manufacture solid dosage forms, sterile injectables, liquids, semi-solids, inhalers and medical devices. In 2012, Teva produced approximately 73 billion tablets and capsules and over 720 million sterile units. Twenty-six of our plants are FDA approved, and thirty-one of our plants have EMA approval.

Our two primary manufacturing technologies, solid dosage forms and injectables, are available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Israel, Germany, Hungary and the Czech Republic make up a significant percentage of our production capacity.

We strive to optimize our manufacturing network, in order to maintain our goal of supplying high quality, cost-competitive products on a timely basis to all of our customers globally. In addition, we also use several external contract manufacturers to achieve operational and cost benefits.

In connection with our consumer healthcare joint venture with P&G, we acquired two OTC-dedicated plants in the United States from P&G, which manufacture solid dosage forms, powders, liquids, semi-solids, nasal products and lozenges.

During 2012, we continued to expand our manufacturing capabilities, focusing on strategic growth areas. We started the construction of a new oral solid dosage facility in Russia and a new OTC manufacturing facility in India. We invested in expanding our manufacturing facility in Japan and in our global sterile manufacturing centers in Hungary and Croatia. In addition, our new state-of-the art logistics center in Shoham, Israel, began to operate during 2012, significantly increasing our technological and logistical capabilities. We constantly review these capabilities and our capacity utilization to ensure that they align with our ability to deliver the highest quality, best in class and most efficient products.

Our policy is to maintain multiple supply sources for our strategic products and APIs to the extent possible, so that we are not dependent on a single supply source. However, our ability to do so may be limited by regulatory or other requirements.

Our principal pharmaceutical manufacturing facilities in terms of size and number of employees are listed below:

Facility Location	Total Number of Site Employees	Principal Market(s) Served
Ulm, Weiler and Merckle, Germany	1,787	Europe and other non-U.S. markets
Takayama, Japan	1,648	Asia
Opava, Czech Republic	1,050	North America, Europe and other markets
Debrecen, Hungary	1,043	Europe and other non-U.S. markets
Kfar Saba, Israel	1,021	North America, Europe and other markets
Zagreb, Croatia	915	North America, Europe and other markets
Godollo, Hungary	814	North America, Europe and other markets
Jerusalem, Israel	717	North America and Europe
Toronto, Canada	609	North America and Europe
Krakow, Poland	596	North America, Europe and other markets
Forest, VA, U.S.	579	North America
Maipu, Santiago, Chile	548	Latin America
Haarlem, The Netherlands	496	North America, Europe and other markets
Runcorn, U.K.	480	North America, Europe and other markets
Sellersville, PA, U.S.	472	North America
Cincinnati, OH, U.S.	430	North America
Irvine, CA, U.S.	403	North America
Waterford, Ireland	360	North America, Europe and other markets

Raw Materials for Pharmaceutical Production

We source a major portion of our APIs from our own manufacturing facilities. Additional APIs are purchased from suppliers located in Europe, Asia and the United States. We have implemented a supplier audit program to ensure that our suppliers meet our high standards, and take a global approach to managing our commercial relations with these suppliers.

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

We have expertise in a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, enzymatic synthesis, high potent manufacturing, plant extract technology, and peptides synthesis, vitamin D derivatives synthesis and prostaglandins synthesis. Our advanced technology and expertise in the field of solid state particle technology enable us to meet specifications for particle size distribution, bulk density, specific surface area, polymorphism, as well as other characteristics.

Our API facilities meet all applicable current Good Manufacturing Practices (cGMP) requirements under U.S., European, Japanese and other applicable quality standards. Our API plants are regularly inspected by the FDA, European agencies or other authorities as applicable. During 2012, all inspections of our API facilities worldwide found our manufacturing practices at all sites to be in compliance.

Environment

As part of our overall corporate responsibility, we are committed to environmental, health and safety matters in all aspects of our business. In 2012, we reorganized our environment, health and safety (“EHS”)

division, which is now headed by a newly-appointed Global Environment Director. We further updated and enhanced our EHS policy on a variety of environmental issues, and have prepared a new set of standards that we intend to implement in 2013.

As a vertically integrated pharmaceutical company with worldwide operations, we believe that our adherence to applicable laws and regulations, together with proactive management which goes beyond mere compliance, enhances our manufacturing competitive advantage, minimizes business and operational risks and helps us to avoid adverse environmental effects in the communities where we operate. We believe that we are in substantial compliance with all applicable environmental, health and safety requirements.

ORGANIZATIONAL STRUCTURE

As of December 31 2012, we are organized into four commercial units, by region: (1) the Americas, (2) Europe, (3) Eastern Europe, Middle East, Israel and Africa (“EMIA”) and Asia-Pacific (“APAC”), and (4) Japan and South Korea. These units coordinate all sales of generic, specialty and OTC medicines within their regions, as well as all other regional commercial activities.

In addition to these regional commercial units, our activities are conducted by two global divisions, Teva Global Operations (“TGO”) and Teva Global R&D, and by general corporate functions that include finance, legal, information system, business development and human resources. TGO’s responsibilities include manufacturing and commercialization of APIs, manufacturing of pharmaceuticals, procurement and our supply chain. Teva Global R&D is responsible for our overall research and development for generic medications, NTEs and specialty products. In 2012, we established a global women’s health organization. We expect continued refinements of this structure over the next year to align it more closely with our new strategy and expect, among other changes, to establish a global specialty pharmaceuticals unit to ensure the most effective and efficient operations worldwide.

Our worldwide operations are conducted through a network of global subsidiaries primarily located in North America, Europe, Latin America, Asia and Israel. We have direct operations in approximately 60 countries, as well as 52 finished dosage pharmaceutical manufacturing sites in 25 countries, 21 API sites and 17 pharmaceutical R&D centers. The following sets forth, as of December 31, 2012, our principal operating subsidiaries in terms of sales to third parties:

Name of Subsidiary	Country
Teva Canada Limited	Canada
Pliva Hrvatska d.o.o.	Croatia
Teva Czech Industries s.r.o.	Czech Republic
Teva Santé S.A.S.	France
Cephalon France S.A.S.	France
Merckle GmbH	Germany
Teva GmbH	Germany
ratiopharm GmbH	Germany
CT- Arzneimittel GmbH	Germany
Teva Pharmaceutical Works Private Limited Company	Hungary
Norton (Waterford) Limited	Ireland
Teva Pharmaceutical Industries Ltd	Israel
Teva Italia S.r.l.	Italy
Teva Pharma Japan, Inc.	Japan
Teva Pharmaceuticals Polska sp. z o.o	Poland
Teva LLC	Russia
Teva Pharma S.L.	Spain
Teva Pharmaceuticals Europe B.V	The Netherlands
Pharmachemie Holding B.V	The Netherlands
Teva UK Limited	United Kingdom
Ivax UK Limited	United Kingdom
Teva Pharmaceuticals USA, Inc.	United States
Teva API, Inc.	United States

In addition to the subsidiaries listed above, we have operations in various strategic and important locations, including China, India, Turkey and other emerging and smaller markets.

Properties and Facilities

Listed below are our principal facilities and properties in various regions of the world and their size in square feet as of December 31, 2012:

Facility Location	Square Feet (in thousands)*	Main Function
Israel
Ramat Hovav	1,355	API (chemical) manufacturing and R&D
Kfar Saba	757	Pharmaceutical manufacturing, research laboratories, warehousing, and offices
Jerusalem (3 sites)	516	Pharmaceutical manufacturing, research laboratories and offices
Shoham Logistics Center	538	Distribution center
Netanya (3 sites)	508	API (chemical) manufacturing, pharmaceutical warehousing, laboratories, distribution center and offices
Petach Tikva	291	Corporate headquarters
Ashdod	130	Manufacturing of hospital supplies
Assia—Petach Tikva	118	R&D laboratories

Facility Location	Square Feet (in thousands)*	Main Function
United States
North Wales area, PA (4 sites)	808	Teva USA headquarters, warehousing and distribution center
Phoenix, AZ (2 sites)	296	Manufacturing, packaging and offices
Forest, VA	408	Manufacturing, packaging and offices
Irvine, CA (8 sites)	342	Pharmaceutical manufacturing and R&D laboratories
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories and packaging
Miami, FL (3 sites)	223	Manufacturing, R&D laboratories, warehousing and offices
Kutztown, PA	211	Warehousing
Sellersville, PA	206	Pharmaceutical manufacturing, packaging and R&D laboratories
Greensboro, SC	500	Manufacturing, packaging and offices
Salt Lake City, UT	194	Manufacturing, packaging and offices
Frazer, PA	188	Offices
Pomona, NY	181	Pharmaceutical manufacturing and R&D laboratories
Guayama, Puerto Rico	170	API (chemical) manufacturing
West Chester, PA	165	Laboratories
Mexico, MO (4 sites)	144	API (chemical) manufacturing
Kansas City MO	117	Offices
Canada
Toronto, Ontario	335	Offices, pharmaceutical packaging, warehousing, distribution center and laboratories
Stouffville, Ontario	155	Pharmaceutical manufacturing and R&D laboratories
Markham, Ontario	122	Pharmaceutical manufacturing and warehousing
Europe
Debrecen, Hungary	2,711	Pharmaceutical manufacturing, API (chemical) manufacturing, R&D laboratories and warehousing
Ulm, Germany	1,675	Pharmaceutical manufacturing and offices
Opava, Czech Republic	1,466	Pharmaceutical and API (chemical) manufacturing, warehousing and distribution center
Zagreb, Croatia (5 sites)	869	Pharmaceutical manufacturing, packaging and warehousing, API (chemical) manufacturing and R&D laboratories
Savski Marof, Croatia	581	API (chemical) manufacturing
Gödöllõ, Hungary	183	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution center, packaging and warehousing
Kutno, Poland	290	Pharmaceutical manufacturing, warehousing and packaging
Krakow, Poland	939	Pharmaceutical manufacturing and warehousing
Waterford, Ireland (2 sites)	435	Pharmaceutical manufacturing, warehousing and packaging

Facility Location	Square Feet (in thousands)*	Main Function
Weiler, Germany	425	Pharmaceutical manufacturing and packaging
Haarlem, The Netherlands	232	Laboratories
Glasshoughton, England	247	Warehousing and distribution center
Zaragoza, Spain	239	Pharmaceutical manufacturing, R&D laboratories
Eastbourne, England	163	Warehousing and packaging
Runcorn, England (2 sites)	241	Pharmaceutical manufacturing, warehousing, laboratories and offices
Santhia, Italy	177	API (chemical) manufacturing, R&D laboratories and warehousing
Vilnius, Lithuania (2 sites)	97	Pharmaceutical manufacturing and R&D laboratories
Tallinn, Estonia	174	Offices
Sajababony, Hungary	374	Mixed use
Dublin, Ireland (2 sites)	188	Marketing, manufacturing
Asia
Takayama, Japan	1,009	Pharmaceutical manufacturing
Gajraula (U.P.), India	1,200	API (chemical) manufacturing
Goa, India	285	Pharmaceutical manufacturing and R&D laboratories
Malanpur, India	302	API (chemical) manufacturing
Hangzhou, China	609	API (chemical) manufacturing
Kasukabe, Japan	169	Pharmaceutical manufacturing
Koka, Japan	151	Pharmaceutical manufacturing
Teda, China	193	Marketing, manufacturing, warehousing and R&D laboratories, offices, API (chemical) manufacturing
Nagoya, Japan (2 sites)	141	Offices
Latin America
Santiago, Chile	240	Pharmaceutical manufacturing, warehousing and R&D laboratories
Lima, Peru (3 sites)	221	Pharmaceutical manufacturing, warehousing and R&D laboratories
Munro, Argentina	155	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Mexico City, Mexico	240	Pharmaceutical manufacturing, warehousing and R&D laboratories

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

The Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the approval of ANDAs. One such provision allows a five-year data exclusivity period for NDAs involving new chemical entities and a three-year data exclusivity period for NDAs (including different dosage forms) containing a new clinical trial essential to the approval of the application. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers to a product that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application.

Under the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a “Paragraph IV” certification. The Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications 180 days after the first commercial marketing of the drug by the first applicant. Submission of an ANDA with a Paragraph IV certification can result in protracted and expensive patent litigation. When this occurs, the FDA generally may not approve the ANDA until the earlier of 30 months or a court decision finding the patent invalid, not infringed or unenforceable.

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

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Modernization Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Modernization Act, the 180 day period of generic exclusivity rights may be forfeited under certain specified circumstances, including if the product is not marketed within 75 days of a final court decision. With the growing backlog of applications, and the resulting increase in the median time to approval of ANDAs, the number of forfeitures of exclusivity is likely to increase unless additional resources are provided within the FDA’s Office of Generic Drugs. To address these and other issues, members of industry and FDA met in 2011 to develop a generic drug user fee program in order to augment FDA’s congressional appropriations. User fee funding is anticipated to be sufficient to eliminate the backlog by 2017 as well as provide enhanced review metrics over the five-year period. Additionally, generic drug user fees are intended to bring parity between the U.S. and foreign inspections by 2017 in order to ensure a consistent standard of quality for all drugs intended for the U.S. market. Implementation of the program began on October 1, 2012. In July 2012, Congress passed legislation that allowed the FDA to continue to collect user fees, payments to supplement the appropriations that the agency receives from Congress, for brand products and new user fee programs for generic and biosimilar products. As part of this legislation, Congress included a provision that extended the period of time that a generic applicant has to receive tentative approval. Applications that were filed by the effective date of the bill, October 2012, and had not already forfeited generic exclusivity are entitled to a 40-month period to receive FDA review before triggering a forfeiture. This provision sunsets over the five-year timeframe of the bill. However, for the applications to which this applies, the benefit is significant. Prospectively, the FDA will be collecting the newly created user fee for generic products, funding new resources and improving future review times.

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

Our products also include biopharmaceutical products that are comparable to brand-name drugs. Of this portfolio, only one, Tev-Tropin®, is sold in the United States, while others are distributed outside of the United States. We plan to introduce additional products into the United States marketplace. As part of these efforts we filed a BLA for our GCSF product in 2009, which was approved by the FDA during 2012, and is expected, to be launched in November 2013. While regulations are still being developed relating to the Biologics Price Competition and Innovation Act of 2009 (“BPCI”), the FDA issued three substantial guidance documents in February 2012 that are intended to provide a roadmap for development of biosimilar products. These guidance documents address quality considerations, scientific considerations and questions and answers regarding commonly posed issues. These guidance documents are comprehensive documents that provide significant information on developing a product through the 351(k) (biosimilar) pathway. They recommend a “stepwise approach” to development, including numerous meetings with FDA review staff during the development process. Most of the recommendations, however, are contingent on the FDA’s making subjective decisions during the development process on the scientific rigor employed to justify decisions. While there is a benefit to having a flexible development process, the lack of concrete recommendations will significantly prolong the development process of these products. The guidance documents do not address the naming issue or intellectual property concerns, and provide very limited information on the development of interchangeable products.

Government Reimbursement Programs

In early 2010, the United States enacted the Patient Protection and Affordable Care Act of 2010 (the “PPACA”), a comprehensive plan to decrease health care costs and improve the quality of patient care. The PPACA seeks to reduce the federal deficit and the rate of growth in health care spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in health care delivery systems and the creation of health insurance exchanges. In addition, the PPACA requires the pharmaceutical industry to share in the costs of reform, by increasing Medicaid rebates, narrowing sales definitions for average manufacturer price purposes and expanding Medicaid rebates to cover Medicaid managed care programs. Other components of healthcare reform include funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Under the PPACA, certain pharmaceutical companies are now obligated to fund 50% of the patient obligation in this gap, or “donut hole.” Additionally, commencing in 2011, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $3 billion in 2012 through 2016, $3.5 billion in 2017, $4.2 billion in 2018, and $2.8 billion each year thereafter. The tax is to be apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

The Centers for Medicare and Medicaid Services (“CMS”) administer the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Generally, for generic drugs marketed under ANDAs, manufacturers (including Teva) are required to rebate 13% of the average manufacturer price, and for products marketed under NDAs, manufacturers are required to rebate the greater of 23.1% of the average manufacturer price or the difference between such price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation, and other methodologies apply to new formulations of existing drugs.

In addition, the PPACA revised the methodologies for calculating the rebates, including the definition of “average manufacturer price.” CMS has proposed, but not yet promulgated, a regulation implementing aspects of the PPACA in the Medicaid drug rebate program.

Various state Medicaid programs have adopted supplemental drug rebate programs that provide states with additional manufacturer rebates for patient populations that are not included in the traditional Medicaid drug benefit coverage.

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

During 2012, we continued to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

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

In addition to patent protection, exclusivity provisions in the EU may prevent companies from applying for marketing approval for a generic product for either six or ten years (the period is selected by each country) from the date of the first market authorization of the original product in the EU. The 2005 legislation, applicable to all members of the EU, changes and harmonizes the exclusivity period for new products where the application for marketing approval was submitted after October 2005 for products filed via the national pathway or November 2005 for products filed via the centralized procedure. The period before marketing approval for a generic product can be pursued (known as data exclusivity) is eight years (from either six or ten years before) following approval of the reference product in the EU. Further, the generic product will be barred from market entry (marketing exclusivity) for a further two years, with the possibility of extending the market exclusivity by one additional year under certain circumstances for novel indications. Given that reference products submitted after October or November 2005 will take at least one year to be assessed and approved, the 2005 exclusivity provisions of ‘8+2+1’ years will affect only generic submissions for marketing approval lodged in late 2014 onwards.

The term of certain pharmaceutical patents may be extended in the EU by up to five years upon grant of Supplementary Patent Certificates (“SPC”). The purpose of this extension is to increase effective patent life (i.e., the period between grant of a marketing authorization and patent expiry) to fifteen years. Previously, longer extensions had been available; for example, French and Italian patents granted before the current SPC legislation came into force were extended by up to eight and eighteen years, respectively.

Subject to the respective pediatric regulation, the holder of an SPC may obtain a further patent term extension of up to six months under certain conditions. This six month period cannot be claimed if the license holder claims a one-year extension of the period of marketing exclusivity based on the grounds that a new pediatric indication brings a significant clinical benefit in comparison with other existing therapies.

Orphan designated products, which receive, under certain conditions, a blanket period of ten years market exclusivity, may receive an additional two years of market exclusivity instead of an extension of the SPC if the requirements of the pediatric regulation are met.

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

The issuance of a market authorization or “Notice of Compliance” is subject to the Food and Drug Regulations, which provide, among other things, up to eight and one-half years of data exclusivity for innovative new drugs not previously approved for sale in Canada. Issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations under the Patent Act. The Therapeutic Products Directorate will not issue a Notice of Compliance if there are any patents relevant to the brand and generic drug products listed on the Patent Register maintained by Health Canada, which were listed prior to the filing of the generic submission. Generic pharmaceutical manufacturers can serve a notice of allegation upon the brand company and, as is frequently the case, the brand company may commence litigation in response to the notice of allegation. In such cases a Notice of Compliance will not be issued until the earlier of the expiration of a 24-month stay or resolution of the litigation in the generic company’s favor.

Every province in Canada offers a comprehensive public drug program for seniors and welfare recipients, and regulates the reimbursement price of drugs listed on their formularies for all patients. Most provinces in Canada have implemented price reforms aimed at reducing the reimbursement price of generic products. Canadian provinces have been working separately and collectively to effect price reforms on a select number of high volume generic products. Ontario and Quebec regulations (representing 60% of the Canadian market) also include certain limitations related to trade allowances paid to pharmacy customers and require generic companies to report the details of their transactions.

Miscellaneous Regulatory Matters

We are subject to various national, regional and local laws of general applicability, such as laws regulating working conditions. In addition, we are subject to various national, regional and local environmental protection laws and regulations, including those governing the emission of material into the environment.

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

Introduction

We are a fully-integrated global pharmaceutical company. Our business includes three primary areas: generic, specialty and OTC medicines. As the world’s largest generic company with an established specialty medicines portfolio, we are strategically positioned to benefit from the current changes in the global healthcare environment.

Our business strategy seeks to capitalize on the growing global need for medicines and evolving market, economic and legislative dynamics. These changes include aging populations, increased spending on pharmaceuticals in emerging market countries, economic pressures on governments and private payors to provide cost-effective healthcare solutions, global evolution in healthcare, legislative reforms, unmet patient needs, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our strategy, dedicated employees, world-leading generic expertise and portfolio, global reach, integrated R&D capabilities, global infrastructure and scale, position us at the forefront of a changing industry and will enable us to take advantage of opportunities created by these dynamics.

Highlights

Significant highlights of 2012 included:

•

Our revenues grew to $20.3 billion, an increase of approximately $2.0 billion, or 11%, over 2011. This growth was primarily the result of the inclusion of a full year of revenues from Cephalon and Taiyo, which were included in our consolidated financial statements commencing October and July 2011, respectively. In addition, global revenues from Copaxone® grew to nearly $4 billion.

•	Revenues increased in all geographies compared to 2011: by 19% in the United States, by 9% in our ROW region, and slightly in Europe.

•

Global generics revenues reached $10.4 billion, an increase of 2% over 2011. The increase was due to higher revenues in the United States and our ROW region, which were partially offset by lower revenues in Europe.

•

Our specialty medicines portfolio generated revenues of $8.2 billion, an increase of 26% compared to 2011. The increase was due to the inclusion of a full year of revenues from the Cephalon portfolio, as well as higher sales of Copaxone® and Azilect®. During the year we launched several new specialty products, including Synribo™ and Qnasl®.

•	Net R&D spending amounted to $1.4 billion, 64% of which was invested in our specialty portfolio.

•	G&A expenses amounted to $1.2 billion and net financial expenses amounted to $386 million, compared to $932 million and $153 million, respectively, in 2011.

•	Impairments, loss contingencies, restructuring and others amounted to $2.0 billion for the year, compared to $901 million for 2011.

•	Operating income amounted to $2.2 billion, a decrease of $904 million compared to 2011, primarily as a result of increases in loss contingencies and impairment charges.

•	Cash flow from operating activities amounted to $4.6 billion, an increase of $438 million compared to 2011.

•	Net income attributable to Teva in 2012 amounted to $2.0 billion, compared to $2.8 billion in 2011.

•	Exchange rate differences between 2012 and 2011 had a negative impact of approximately $572 million on revenues and a net positive impact on operating income.

•	During 2012, we refinanced $5 billion of debt, extending our average debt maturity to six years at December 31, 2012.

Acquisitions and Other Transactions

Sale of animal health unit

In January 2013, we sold our U.S.-based animal health business, exiting the business. We received approximately $50 million at closing and are entitled to receive up to a further $91 million in milestone payments.

South Korea venture

In December 2012, we formed a business venture in South Korea with Handok. We will be responsible for manufacturing and supplying a wide range of generic and innovative medicines, and Handok will be responsible for sales and marketing, distribution, and regulatory affairs. Under the agreement, there is a voting split of 60% and 40% and a profit split of 51% and 49% by Teva and Handok, respectively. This agreement had no effect on our 2012 financial results.

Xenon

In December 2012, we entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders. Under the agreement, we paid Xenon an upfront fee of $41 million. In addition, we may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States.

Acquisition of Neurosearch A/S assets

In October 2012, we acquired from Neurosearch A/S, a Danish company, the rights, assets and obligations relating to Huntexil® (pridopidine/ACR16), a drug candidate being developed for the symptomatic treatment of hand movement, balance and gait disturbances in Huntington’s disease. Under the agreement, we paid NeuroSearch an upfront fee of $26 million. The achievement of regulatory and commercialization milestones may result in additional payments of up to approximately $10 million to NeuroSearch.

2011 Acquisitions and Other Transactions

Consumer Health Care Joint Venture with Procter & Gamble

In November 2011, we formed a consumer health care joint venture with P&G, combining our OTC pharmaceutical businesses in all markets outside North America. We manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business. We own 49% of the joint venture, and P&G owns 51%. As of December 2012, the OTC products of Cephalon (Mepha) were included in the joint venture.

Cephalon

In October 2011, we acquired Cephalon for total consideration of $6.5 billion in cash. This acquisition diversified our specialty portfolio and enhanced our innovative pipeline.

CureTech

In September 2011, we exercised an option to invest $19 million in CureTech, a biotechnology company. We also agreed to make further investments in CureTech’s research and development activities. As a result of the option exercise, our ownership stake in CureTech increased from 33% to 75%. In January 2013, we announced the termination of our collaboration with CureTech.

Japanese Transactions

In September 2011, we acquired the remaining shares in Taisho and the remaining 50% of our Japanese joint venture with Kowa Company Ltd. that we did not already own. In July 2011, we acquired Taiyo for $1.1 billion in cash. Taiyo had developed a large portfolio of generic products in Japan, with over 550 marketed products, and had advanced production facilities. Since April 2012, the majority of our Japan-based companies have operated under a single company known as Teva Seiyaku.

Corporación Infarmasa

In January 2011, we acquired Corporación Infarmasa, a company in Peru with over 500 branded and unbranded generic pharmaceuticals.

Laboratoire Théramex

In January 2011, we acquired Laboratoire Théramex for €267 million paid at closing and certain limited performance-based milestone payments. Théramex’s product portfolio included a variety of women’s health products sold in over 50 countries, primarily in Europe.

2010 Acquisition

Ratiopharm

In August 2010, we acquired the Merckle ratiopharm Group (“ratiopharm”), a global pharmaceutical company with operations in more than 20 countries, for a total cash consideration of $5.2 billion.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous year.

	Percentage of Net Revenues Year Ended December 31,			Percentage Change Comparison
	2012	2011	2010	2012-2011	2011-2010
	%	%	%	%	%
Net revenues	100.0	100.0	100.0	11	14
Gross profit	52.4	52.0	56.2	12	5
Research and development expenses—net	6.7	6.0	5.9	24	15
Selling and marketing expenses	19.1	19.0	18.4	12	17
General and administrative expenses	6.1	5.1	5.4	33	8
Impairments, loss contingencies, restructuring and others—net	9.7	4.9	2.5	119	120
Operating income	10.8	17.0	24.0	(29)	(20)
Financial expenses—net	1.9	0.9	1.4	152	(32)
Income before income taxes	8.9	16.1	22.6	(38)	(19)
Provision for income taxes	(0.7)	0.7	1.8	(208)	(55)
Share in losses of associated companies—net	0.2	0.3	0.1	(25)	154
Net income (loss) attributable to non-controlling interests	(0.3)	*	*	(689)	13
Net income attributable to Teva	9.7	15.1	20.7	(29)	(17)

*	Represents an amount of less than 0.05%.

Revenues

General

Revenues in 2012 were $20.3 billion, an increase of 11% over 2011. The increase was primarily the result of the inclusion of a full year of revenues of Cephalon and Taiyo. Growth was also driven by higher generics revenues, mainly in the United States, and higher revenues of our specialty products, primarily Copaxone®. The increase was partially offset by lower generics revenues in Europe as well as exchange rate fluctuations.

Revenues by Geographic Area

The following table presents revenues by geographic area for the past three years:

	Year Ended December 31,			% of 2012	% of 2011	% of 2010
	2012	2011	2010
	U.S. $ in millions
United States:
Generic	$4,381	$3,957	$5,789	21%	22%	36%
Specialty	5,857	4,804	3,600	29%	26%	22%
Others	200	39	5	1%	§	§

Total United States	10,438	8,800	9,394	51%	48%	58%
Europe*:
Generic	3,387	3,810	2,637	17%	21%	16%
Specialty	1,563	1,101	746	7%	6%	5%
Others	723	749	564	4%	4%	3%

Total Europe	5,673	5,660	3,947	28%	31%	24%
Rest of the World:
Generic	2,617	2,429	1,481	13%	13%	9%
Specialty	730	588	509	4%	3%	3%
Others	859	835	790	4%	5%	6%

Total Rest of the World	4,206	3,852	2,780	21%	21%	18%

Total Revenues	$20,317	$18,312	$16,121	100%	100%	100%

*	All members of the European Union as well as Switzerland and Norway.
§	Less than 0.5%.

United States

Revenues in the United States in 2012 amounted to $10.4 billion, an increase of 19% compared to 2011. We significantly increased our presence in specialty medicines as a result of the acquisition of Cephalon, and maintained our leading position in the generics business. Total prescriptions for the year amounted to 564 million, representing 14.1% of total U.S. prescriptions, and new prescriptions amounted to 307 million. We expect that our U.S. market leadership position will continue to increase due to the enhancement of our specialty business, as a result of our ability to introduce new generic equivalents for brand-name products on a timely basis, our emphasis on customer service, the breadth of our product line, our commitment to regulatory compliance and quality and our cost-effective production. We will continue to seek to capitalize on Paragraph IV launches, and we intend to establish a leading position in high-value generics by pursuing first-to-market opportunities and by developing complex generic products, as well as by enhancing the value of our portfolio by concentrating on high-margin, low competition markets.

Generic Medicines

Revenues from generic medicines in the United States during 2012 amounted to $4.4 billion up 11% compared to $4.0 billion in 2011. The increase resulted mainly from key 2012 launches of generic equivalents to products such as Lexapro® (escitalopram oxalate), Provigil® (modafinil), Actos® (pioglitazone), Actoplus met® (pioglitazone/metformin) and Tricor® (fenofibrate). This increase was also due to higher royalties related to sales of the generic equivalent of Lipitor® (atorvastatin) under our agreement with Ranbaxy, partially offset by declining sales of the generic equivalent of Zyprexa® (olanzapine), which was launched in 2011.

Among the most significant generic products we sold in the United States in 2012 were generic versions of Pulmicort® (budesonide inhalation), Adderall XR® (mixed amphetamine salts ER), Lexapro® (escitalopram oxalate), Provigil® (modafinil), Accutane® (isotretinoin, which we market as Claravis™), Adderall® (mixed amphetamine salts) and royalties under our agreement with Ranbaxy related to sales of the generic equivalent of Lipitor® (atorvastatin). Sales of certain of these products may decrease in 2013 due to competition and other factors.

Products. In 2012, we launched generic versions of the following 23 branded products in the United States (listed by date of launch):

Generic Name	Brand Name	Launch Date	Total Annual Branded Market at Time of Generic Launch $ millions (IMS)*
Olanzapine OD tablets	Zyprexa® Zydis®	Feb-12	$368
Progesterone soft gel capsules	Prometrium®	Mar-12	$197
Escitalopram oxalate tablets	Lexapro®	Mar-12	$2,916
Quetiapine tablets	Seroquel®	Mar-12	$4,630
Irbesartan tablets	Avapro®	Mar-12	$464
Irbesartan/HCTZ tablets	Avalide®	Mar-12	$127
Modafinil tablets***	Provigil®	Mar-12	$1,143
Clopidogrel tablets 75 mg	Plavix®	May-12	$6,714
Voriconazole tablets	Vfend®	May-12	$174
Fluoxetine/olanzapine capsules	Symbyax®	Jun-12	$82
Tolterodine tablets**	Detrol®	Jun-12	$56
Fluvastatin capsules	Lescol®	Jul-12	$27
Methylphenidate ER capsules 20, 30 & 40 mg	Ritalin LA®	Jul-12	$84
Methotrexate injection	Methotrexate	Jul-12	$10
Montelukast sodium chewable tablets	Singulair®	Aug-12	$1,141
Montelukast sodium tablets	Singulair®	Aug-12	$3,598
Oxaliplatin injection	Eloxatin®	Aug-12	$1,544
Metformin/pioglitazone tablets**	Actoplus Met®	Aug-12	$413
Pioglitazone tablets**	Actoplus®	Aug-12	$2,736
Methylphenidate ER capsules	Metadate® CD	Sep-12	$144
Quinine sulfate capsules	Qualaquin®	Sep-12	$31
Fenofibrate tablets 48 & 145 mg**	Tricor®	Nov-12	$1,323
Tiagabine HCl tablets***	Gabitril®	Dec-12	$44

*	Branded annual market size as quoted by IMS is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially lower than the branded product price.
**	Authorized generic of a third party’s branded drug.
***	Authorized generic of a Teva specialty product.

We expect that our revenues in the United States will continue to benefit from our strong generic pipeline, which, as of January 22, 2013, had 147 product registrations awaiting FDA approval, including 38 tentative approvals. Collectively, the branded versions of these 147 products had U.S. sales in 2012 exceeding $91 billion. Of these applications, 103 were Paragraph IV applications challenging patents of branded products. We believe we are first to file with respect to 62 of these products, the branded versions of which had U.S. sales of more than $45 billion in 2012. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture and/or shared exclusivity.

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

In 2012 we received, in addition to 28 final generic drug approvals, nine tentative approvals which remain tentative at December 31, 2012. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. The outstanding tentative approvals received are for generic equivalents of the following products:

Generic Name	Brand Name	Total Branded Market $ millions (IMS)*
Palonosetron injection	Aloxi®	$480
Duloxetine DR capsules	Cymbalta®	$4,461
Celecoxib capsules	Celebrex®	$1,920
Atomoxetine capsules	Strattera®	$557
Methylphenidate ER capsules 10 mg	Ritalin LA®	$16
Carbamazepine ER capsules	Equetro®	$7
Aripiprazole tablets	Abilify®	$5,617
Aripiprazole OD tablets	Abilify Discmelt®	$15
Candesartan/HCTZ tablets	Atacand HCT®	$56

*	The figures given are for the twelve months ended September 30, 2012.

In December 2009, the FDA issued a warning letter relating to our Irvine, California injectable products manufacturing facility. We voluntarily ceased production at the facility during the second quarter of 2010 and executed a remediation plan required by the FDA. In April 2011, we resumed limited manufacturing activity. We have been working closely with the FDA and are gradually releasing more products for distribution. On October 23, 2012, we received a letter from the FDA acknowledging that our corrective actions addressed the violations noted in the December 2009 warning letter. During 2012, we incurred uncapitalized production costs, consulting expenses and write-offs of inventory of approximately $88 million relating to this facility. As a result of a recent decision to explore our options regarding divestment of this facility, we have further impaired its property, plant and equipment by approximately $65 million. We decided to discontinue several products, and as a result impaired intangible assets by approximately $33 million. Although the impairments were recorded based on a fair value assessment, further impairments or losses could occur as additional information becomes available regarding the ultimate disposition of the facility.

Specialty Medicines

Revenues from specialty medicines in the United States in 2012 amounted to $5.9 billion, an increase of 22% over 2011. The main factors affecting revenues of our specialty products in the United States include:

•	the inclusion of a full year of Cephalon’s specialty sales (as opposed to one quarter only in 2011), primarily of Provigil®, Nuvigil®, Treanda® and Fentora®; and

•

higher sales of Copaxone®, which increased by $122 million due to price increases. Copaxone® continued to account for a very significant contribution to our profits and cash flow from operations in 2012.

Other Revenues

Other revenues in the United States in 2012 amounted to $200 million compared to $39 million in 2011. These revenues were mainly generated from sales of OTC products to P&G pursuant to a manufacturing agreement.

Comparison of 2011 to 2010. In 2011, our revenues in the United States amounted to $8.8 billion compared to $9.4 billion in 2010. Generics revenues in 2011 amounted to $4.0 billion, and revenues of our specialty products amounted to $4.8 billion. This 6% decrease from 2010 to 2011 was attributable primarily to a decline in generics revenues due to declining sales of key products launched during 2010, which was partially offset by higher sales of Copaxone® and the inclusion of Cephalon revenues in the fourth quarter of 2011.

Europe

Revenues in Europe in 2012 amounted to $5.7 billion, flat compared to 2011. In local currency terms, revenues grew 8%, primarily due to the inclusion of a full year of Cephalon sales and completion of the transition of distribution and marketing responsibility for Copaxone® from Sanofi to Teva, partially offset by the effects of our renegotiations with some of the wholesalers in the region. During 2012, the main European currencies affecting our sales (the euro, British pound and Hungarian forint) weakened in value against the U.S. dollar (on an annual average compared to annual average basis).

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market, and have adversely affected our revenues in some markets while in other markets governmental action has led to increases in generic penetration. In France, Spain, Italy, Poland, Hungary and Portugal, governmental measures have reduced reimbursement rates. In several countries, particularly Spain, Italy, Portugal and Hungary, reductions in reimbursement rates have been combined with other reforms aimed at reducing drug expenditures, such as mandatory prescription by International Nonproprietary Name (“INN”) for select product groups. In addition, in certain countries, mainly Hungary and Italy, mandatory rebates were increased or introduced. We have adjusted our strategy to address these changes, shifting from a market share-driven approach to a model emphasizing profitable and sustainable growth.

We are monitoring closely, on an ongoing basis, activities in the countries which, based on our internal assessment, are experiencing significant economic stress, and are taking action to limit our exposure in these countries. Among the countries that are most affected by the crisis in Europe are Greece, Italy, Portugal, Spain and Hungary. We are taking measures to limit our risks in some of these countries by securitizing receivables without recourse and purchasing credit insurance. In addition, we are preparing contingency plans for various Eurozone crisis scenarios of different severity.

Generic Medicines

Revenues for generic medicines in Europe in 2012 amounted to $3.4 billion, a decrease of 11%. In local currency terms, sales decreased by 3%, primarily due to the unusually high revenues recorded in 2011 relating to the launch of a generic version of Lipitor® (atorvastatin), our more selective approach to competing for generics business and the impact of market factors in some countries. This decrease was partially offset by a number of successful product launches across Europe, increased business in certain countries and the inclusion of a full year’s sales of Cephalon’s generic subsidiary Mepha.

As of December 31, 2012, Teva had received 1,103 generic approvals in Europe relating to 231 compounds in 429 formulations, including six European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had approximately 2,131 marketing authorization applications pending approval in 30 European countries, relating to 244 compounds in 499 formulations, including three applications pending with the EMA. During 2012, we continued to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

Specialty Medicines

Revenues from specialty medicines in Europe in 2012 amounted to $1.6 billion, an increase of 42% compared to 2011. In local currency terms, sales increased by 53%, primarily driven by the inclusion of full year sales of Cephalon, the completion of the transition of the distribution and marketing rights for Copaxone® to us from Sanofi, and the launch of Zoely®.

Other Revenues

Other revenues in Europe in 2012 amounted to $723 million, compared to $749 million in 2011, a decrease of 3% due to a decrease in distribution revenues. In local currency terms, sales remained stable. Our OTC revenues increase was mainly due to higher sales of several European brands, as well as the launch of Vicks® in several countries.

Listed below are highlights for 2012 in our most significant European operations in terms of size:

•

Germany: Revenues in 2012 decreased by 8%. In local currency terms, revenues remained stable compared to 2011. Generic revenues decreased due to our new selective approach to participation in tenders, with a focus on sustainable and profitable opportunities. Our specialty products revenues increased due to the inclusion of Cephalon’s revenues for a full year and to the assumption of the distribution and marketing responsibility for Copaxone®, as well as the growth of Azilect®.

•

France: Revenues in 2012 increased by 16%. In local currency terms, revenues increased by 25% compared to 2011, primarily due to higher revenues of specialty products, largely due to the inclusion of Cephalon revenues and the assumption of the distribution and marketing responsibility for Copaxone®. This growth was partially offset by a slight decline in our generic business. In 2012, we maintained our leading position in the French generic pharmaceutical market.

•

United Kingdom: Revenues in 2012 decreased by 10% and by 9% in local currency terms, compared to 2011. This was mainly due to unusually high revenues recorded in 2011 relating to the launch of a generic version of Lipitor® (atorvastatin). In 2012, we maintained our market share, despite increased competition. In addition, the market was impacted by further price reductions for the more widely available generic products and by decreases in prices of generic pharmaceuticals generally in 2012. This was partially offset by new product launches.

•

Italy: Revenues in 2012 decreased by 19%. In local currency terms, revenues decreased by 12%, primarily due to a decline in our generics revenues. The Italian generic pharmaceutical market grew by approximately 10% in 2012, despite market uncertainty in advance of anticipated reforms. We made adjustments to our relationships with wholesalers (including the termination of some relationships) during the year. Although we remain the leading generic pharmaceutical company in Italy, the result of these adjustments was a decrease in revenues. The inclusion of Cephalon and the assumption of the distribution and marketing responsibility for Copaxone® partially offset the decrease in revenues from generic medicines. Zoely®, our new oral contraceptive, was successfully launched in Italy in March 2012.

•

Spain: Revenues in 2012 decreased by 1%. In local currency terms, revenues increased by 7%, primarily due to the effect of governmental measures aimed at reducing healthcare spending, which resulted in significant increased usage of generic pharmaceuticals (although a slight decrease in value). An amendment to Spanish legislation was implemented in May 2012, allowing dispensing of only the lowest priced products within certain product groups. We increased our market share and maintained our leading position in the Spanish generic market. We also benefited from the inclusion of Cephalon and the assumption of the distribution and marketing responsibility for Copaxone®.

Comparison of 2011 to 2010. Total sales in Europe in 2011 amounted to approximately $5.7 billion, an increase of 43% compared to 2010. The main contributors to this increase were the inclusion of a full year of ratiopharm’s revenues, the acquisitions of Theramex and Cephalon and the transition of distribution and marketing responsibility for Copaxone® from Sanofi to Teva in many European markets. During 2011, the main European currencies affecting our revenues (the euro, British pound and Hungarian forint) strengthened in value against the U.S dollar (on an annual average compared to annual average basis).

Rest of the World (“ROW”) Markets

These markets include all countries other than the United States and the countries we include under “Europe,” and range from pure generic markets, such as Canada and Israel, to markets where generic medicines are marketed and sold under brand names, as in several Asian and Latin American countries. Revenues of branded generic medicines usually generate higher gross margins but also involve considerably higher marketing expenditures than do non-branded generics. These markets also vary widely in size, growth rates, availability of biosimilar approval pathways and the importance and acceptance of OTC products.

We consider Japan, Russia and the Latin American countries to be “emerging” generics markets characterized by rapid growth and relatively high revenues of branded generics and OTC products, while Canada and Israel are “mature” generics markets that have higher generic penetration rates and therefore lower growth rates.

Revenues in ROW markets in 2012 amounted to $4.2 billion, an increase of 9% compared to 2011. In local currency terms, revenues grew 13%. Total revenues in our emerging generics markets in 2012 amounted to $2.9 billion (including $626 million of revenues from all other ROW markets), an increase of 19% from $2.5 billion in 2011. Revenues in our mature generics markets amounted to $1.3 billion for the year, a decrease of 9% compared to 2011.

Revenues of generic medicines in 2012 amounted to $2.6 billion, which represents 62% of the total revenues in the region; revenues of specialty products in 2012 amounted to $730 million, or 17% of total revenues in the region; and other revenues, in 2012 were $859 million, or 21% of total revenues in the region.

In Russia our revenues in 2012 grew by 14% (21% in local currency terms), as compared to 2011. The growth was mainly attributable to unusually high revenues of Copaxone®, due to the fact that Russian government tenders for Copaxone® in 2012 also included supplies for a significant portion of 2013. We expect that changes in the Russian government tender system in 2013 will result in significant variations from year to year in our future Copaxone® revenues. Growth was also driven by higher revenues from specialty medicines and OTC products, supported by the launch of Vicks® in July 2012. We maintained our leading position in the Russian generic pharmaceutical market and increased our market share.

In Japan, our revenues in 2012 grew by 49% (50% in local currency terms) compared to 2011. Our results in Japan mainly reflect the inclusion of a full year of revenues of Taiyo and our other Japanese ventures. The Japanese generics market as a whole has been growing as a result of the healthcare reforms instituted by the government in April 2012, which included additional incentives to prescribe generics as well as price reductions for generic products.

In Latin America, our revenues in 2012 grew by 9% (13% in local currency terms) compared to 2011. The increase was primarily driven by higher revenues of generic medicines, the performance of our OTC products and growth in revenues of Copaxone® and other specialty medicines. We achieved growth in most markets and continued to maintain our market share across the region. In the near term, revenues are expected to be negatively affected by drug price legislation, as well as by exchange rate fluctuations in certain Latin American markets.

Generic glatiramer acetate was approved recently in Argentina, and is expected to be launched in the first quarter of 2013. In addition, we understand that a local manufacturer was allowed to bid on generic glatiramer acetate in a government tender in Mexico and was awarded part of the tender. Although the local company’s product has been approved, we are pursuing legal action.

In Canada, where we are one of the two leading generic pharmaceutical companies, our revenues in 2012 decreased by 16% primarily due to price reforms and lower generics revenues, partially offset by sales from new generic product launches. As of December 31, 2012, we had 69 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had Canadian sales in 2012 of approximately $3 billion.

Comparison of 2011 to 2010. Our revenues in ROW markets amounted to $3.9 billion in 2011, an increase of 39% as compared to 2010. Total revenues in our emerging generics markets for 2011 amounted to $2.5 billion, which includes $572 million of revenues from all other ROW markets. Revenues from our mature generics markets amounted to $1.4 billion for 2011.

Revenues by Product Line

The following table presents revenues by product line for the past three years:

	Year Ended December 31,						Percentage Change
	2012	2011	2010	% of 2012	% of 2011	% of 2010	2012- 2011	2011- 2010
	U.S. $ in millions
Generic Medicines	$10,385	$10,196	$9,907	51%	56%	61%	2%	3%
API	796	747	641	4%	4%	4%	7%	17%
Specialty Medicines	8,150	6,493	4,855	40%	35%	30%	26%	34%
CNS	5,464	4,412	3,202	27%	24%	20%	24%	38%
Copaxone®	3,996	3,570	2,958	20%	19%	18%	12%	21%
Provigil®	417	350	—	2%	2%	—	19%	—
Nuvigil®	347	86	—	2%	§	—	303%	—
Azilect®	330	290	244	2%	2%	2%	14%	19%
Oncology	860	268	74	4%	1%	§	221%	262%
Treanda®	608	131	—	3%	1%	0%	364%	—
Respiratory	856	878	747	4%	5%	5%	(3%)	18%
ProAir®	406	436	396	2%	2%	2%	(7%)	10%
Qvar®	297	305	250	1%	2%	2%	(3%)	22%
Women’s Health	448	438	374	2%	2%	2%	2%	17%
Other Specialty	522	497	458	3%	3%	3%	5%	9%
All Others	1,782	1,623	1,359	9%	9%	9%	10%	19%
OTC	936	765	496	5%	4%	3%	22%	54%
Other Revenues	846	858	863	4%	5%	5%	(1%)	(1%)

Total	$20,317	$18,312	$16,121	100%	100%	100%	11%	14%

§	Less than 0.5%.

Generic Medicines

Our generic medicines category includes sales of our generic medicines as well as API sales to third parties.

Sales of generic medicines grew by $189 million, or 2%, in 2012 over 2011. Our largest market for generics is the United States, with revenues of approximately $4.4 billion, up 11% from 2011, which represents approximately 42% of total generics revenues in 2012. The increase in sales of generics in the United States resulted from new launches in 2012.

Revenues from generic medicines in Europe in 2012 amounted to $3.4 billion, a decrease of 11% over 2011. The decrease was primarily due to the inclusion of unusually high revenues recorded in 2011 relating to the launch of a generic version of Lipitor® (atorvastatin) in the U.K. and our more selective approach to competing for sustainable and profitable generics business as well as changes in currency exchange rates. The decrease was partially offset by successful new product launches across Europe, by increased business in certain countries and by the inclusion of a full year of sales of Cephalon’s generic subsidiary Mepha. In local currency terms, sales declined by 3%.

Active Pharmaceutical Ingredients (“API”)

API sales to third parties in 2012 amounted to $796 million, an increase of 7% over 2011. The increase was mainly due to growth in the United States and Europe, and was largely attributable to increased demand from existing customers as well as several new product launches.

Comparison of 2011 to 2010. Sales to third parties in 2011 amounted to $747 million, an increase of 17% compared to 2010. The increase in sales in 2011 occurred mainly due to growth in our principal geographical markets.

Specialty Medicines

Our revenues from specialty medicines amounted to approximately $8.2 billion in 2012, an increase of 26% over 2011.

In 2011, we revised our classification of certain products and grouped our specialty medicines into five categories: Central Nervous System, Respiratory, Women’s Health, Oncology and Other.

Central Nervous System

Our CNS specialty product line includes Copaxone® and Azilect® as well as Provigil® and Nuvigil® for the treatment of sleep disorders and Fentora® for the treatment of pain. In 2012, our CNS sales reached approximately $5.5 billion, an increase of 24% over 2011, primarily due to the inclusion of a full year of revenues of Cephalon products and an increase in Copaxone® and Azilect® revenues.

Comparison of 2011 to 2010. In 2011, sales of our CNS products amounted to $4.4 billion, compared to $3.2 billion in 2010.

Copaxone®. In 2012, Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the United States and globally. Our sales of Copaxone® in 2012 grew by 12% compared to 2011, reaching $4.0 billion. In local currency terms, Copaxone® sales grew by 14%.

Until February 2012, global in-market sales included sales of Copaxone® by both Sanofi and us. In February 2012, we completed the assumption from Sanofi of the marketing and distribution rights of Copaxone®. Therefore, commencing with the second quarter of 2012, all global sales were made by us. Global in-market sales for 2012 amounted to $4.0 billion, an increase of 3% over the in-market sales of the comparable period.

Revenues from Copaxone® in the United States in 2012 increased by 4% to $2.9 billion due to price increases, which were partially offset by a decrease in volume due mainly to adjustments related to the renegotiation of our distribution service agreements in the first quarter of the year. U.S. market share in terms of new and total prescriptions was 39.9% and 40.8% respectively, according to December 2012 IMS data.

U.S. revenues amounted to 72% of global in-market sales of Copaxone® in 2012, similar to 2011.

Our non-U.S. Copaxone® revenues in 2012 amounted to $1.1 billion, an increase of 39% compared to 2011, and an increase of 49% in local currency terms. The increase was driven primarily by our assumption of distribution and marketing responsibility for Copaxone® from Sanofi in Europe, which was completed in February 2012, and by volume growth, particularly in Russia due to unusually high tender sales. Sanofi is entitled to receive 6% of the in-market sales of Copaxone in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities. This termination of our arrangements with Sanofi has resulted in increases both in our net revenues and in our selling and marketing expenses.

Non-U.S. in-market sales remained stable compared to 2011. In local currency terms, non-U.S. in-market sales increased 8% compared to 2011. The increase in local currency terms in non-U.S. in-market sales was driven by unit growth primarily in Russia, due to the timing of tenders, in Spain and in Italy.

Generic glatiramer acetate was approved recently in Argentina, and is expected to be launched in the first quarter of 2013.

In a government tender in Mexico, a local manufacturer was allowed to bid on generic glatiramer acetate and was awarded part of the tender. Although the local company’s product has been approved, we are pursuing legal action. We do not expect this to materially affect our sales of Copaxone®.

Comparison of 2011 to 2010. In 2011, in-market global sales of Copaxone® were approximately $3.9 billion, an increase of 18% over 2010. U.S. revenues in 2011 accounted for 72% of global in-market sales of Copaxone®. The growth of in-market sales of Copaxone® in the United States in 2011 reflected the impact of a price increase of 14.9% in January 2011 as well as unit growth.

Provigil®. Our 2012 sales of Provigil® amounted to $417 million. Provigil® began to face generic competition in the United States in March 2012 and, as a result, sales decreased substantially.

Nuvigil®. Our 2012 global Nuvigil® sales amounted to $347 million.

Azilect®. Our once-daily treatment for Parkinson’s disease, Azilect® (rasagiline tablets), continued to grow during the year. We market Azilect® jointly with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Global in-market sales, which represent sales by Teva and Lundbeck to third parties, reached $420 million in 2012 compared to $393 million in 2011, an increase of 7%. Our sales of Azilect® amounted to $330 million, an increase of 14% compared to 2011. The increase in sales reflects both price increases and volume growth in the United States, as well as volume growth in Europe (mainly in Germany, France and Spain), partially offset by exchange rate effects.

Comparison of 2011 to 2010. In 2011, in-market global sales of Azilect® were approximately $393 million, an increase of 24% over 2010.

Oncology Products

Our specialty oncology product line includes certain legacy Cephalon products as well as our biosimilar products indicated mainly for the treatment of side effects of oncology treatments. Sales of these products amounted to $860 million in 2012 as compared to $268 million in 2011. The increase resulted primarily from the inclusion of a full year of Cephalon’s cancer treatments, the largest of which is Treanda®. The sales of biosimilar products, marketed mainly in Europe, continued to grow in 2012. In November 2012, we launched Synribo™, in the United States.

Sales of Treanda® amounted to $608 million in 2012.

In August 2012, Treanda® was approved in Canada. Lundbeck, who hold the rights to market Treanda® in Canada, launched the product in September 2012.

Comparison of 2011 to 2010. In 2011, sales amounted to $268 million, an increase of 262% from $74 million in 2010.

Respiratory Products

Our respiratory product line includes only specialty respiratory products, mainly ProAir® and Qvar®. During 2012 we launched a new respiratory product, Qnasl® for the treatment of nasal allergy symptoms. Sales of generic products indicated for the treatment of respiratory disease are reported as part of our generic medicines sales.

Revenues from our specialty respiratory products in 2012 amounted to $856 million, a decrease of 3% from 2011. The decrease was primarily due to lower revenues in the United States, mainly due to adjustments related to the renegotiation of our distribution service agreements (DSA) and to additional Medicaid rebates. The decrease was partially offset by sales growth in Russia.

ProAir® (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (SABA) for the treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm. ProAir® revenues amounted to $406 million, a decrease of 7% compared to 2011, mainly due to the impact of the DSA re-negotiations and to additional Medicaid rebates. ProAir® maintained its leadership in the SABA market, with a market share of 51.9% in terms of total number of prescriptions during the fourth quarter of 2012, an increase of 1.2 points compared to the fourth quarter of 2011.

Qvar® (beclomethasone diproprionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global sales amounted to $297 million, a decrease of 3% from the prior year due to decreased sales in several markets in Europe. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States, with a market share of 26.9% in terms of total number of prescriptions during the fourth quarter of 2012, an increase of 3.3 points compared to the fourth quarter of 2011.

Comparison of 2011 to 2010. In 2011, sales of our respiratory products amounted to approximately $878 million, compared to $747 million in 2010.

Women’s Health Products

Our women’s health product line includes our specialty women’s health products, but does not include generic women’s health products, sales of which are reported as part of our generic medicines revenues.

Revenues from our global women’s health products in 2012 amounted to $448 million, an increase of 2% from $438 million in 2011. The growth was primarily attributable to increases in sales of women’s health products in Europe and Latin America.

Revenues in the United States declined, mainly as a result of generic competition to our oral contraceptive product, Seasonique®, starting in the third quarter of 2011. This decline was partially offset by growth in sales of our contraceptive products Paragard® and Plan B One-Step®.

Comparison of 2011 to 2010. In 2011, sales of our women’s health products amounted to $438 million, an increase of 17% from $374 million in 2010.

All Others

OTC

Our revenues from OTC products in 2012 amounted to $936 million compared to $765 million in 2011. Our revenues related to PGT amounted to $747 million, an increase of 2%, compared to $734 million in the previous year. In local currency terms, revenues grew by 7%. The increase was mainly due to growth in sales in Latin America and Europe. During the year, the Vicks® product line was launched in Hungary, Poland, Russia and the Czech Republic.

PGT’s in-market sales in 2012 amounted to $1.3 billion. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America. Sales grew in Europe, Asia and Latin America, mainly due to increased sales forces and price increases.

Revenues from the sales of OTC products in the United States to P&G, which commenced in the fourth quarter of 2011 pursuant to a manufacturing agreement, amounted to $189 million in 2012, as compared to $31 million in 2011.

Comparison of 2011 to 2010. In 2011, our OTC revenues amounted to $765 million, an increase of 54% over 2010, primarily due to the contributions of the ratiopharm business.

Other Revenues

Other revenues include sales of third party products for which we act as distributors (mostly in Israel and Hungary), animal health products and medical products, as well as miscellaneous items.

Our other revenues amounted to $846 million in 2012, a slight decline from 2011. The decline was due to the divestment of our pharmacy chain in Peru in February 2011, which was almost completely offset by the growth in our distribution services in Israel and Hungary. As noted above, we sold our animal health unit in January 2013.

Comparison of 2011 to 2010. In 2011, our other revenues amounted to $858 million, a slight decrease over 2010.

Other Income Statement Line Items

Gross Profit

Gross profit amounted to $10.7 billion in 2012, an increase of 12%, or $1.2 billion, compared to 2011.

The higher gross profit was mainly a result of an increase in revenues, particularly of specialty medicines and generic medicines in the United States and in Japan, and of decreased inventory step-up charges and decreased costs related to regulatory actions taken in various facilities. These factors were partially offset by higher charges related to the amortization of purchased intangible assets, which increased from $668 million in 2011 to $1,228 million in 2012, and the negative effect of changes in currency exchange rates.

Gross profit margin was 52.4% in 2012, up from 52.0% in 2011. The increase in gross margin primarily reflects higher contributions from Treanda®, Nuvigil®, Provigil® and Copaxone® (which increased gross margin by approximately 3.5 points). In addition, reduced inventory step-up charges and costs related to regulatory actions taken in various manufacturing facilities increased gross margin by approximately 1.9 points. These factors were partially offset by the effects of charges related to the amortization of purchased intangible assets (which decreased gross margin by approximately 2.4 points) and a reduction in gross margin from sales of other medicines (which decreased gross margin by approximately 2.4 points).

Comparison of 2011 to 2010. Gross profit increased in 2011 to $9.5 billion from $9.1 billion in 2010, an increase of 5%. Gross profit margins were 52.0% in 2011 and 56.2% in 2010.

Research and Development (R&D) Expenses

Net R&D expenses, including the purchase of in-process R&D, amounted to $1.4 billion in 2012, an increase of 24% compared to 2011, primarily as a result of the acquisition of Cephalon. As a percentage of revenues, R&D spending was 6.7% in 2012, compared to 6.0% in 2011.

In 2012, we increased our specialty R&D spending, primarily as a result of the acquisition of Cephalon. Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with selective investments in oncology, women’s health and biologics. Specialty R&D activities represented approximately 64% of our total R&D expenditures in 2012, while the balance was for generic R&D activities.

A portion of our R&D activities is conducted through joint ventures. Our share in the R&D expenses of these joint ventures is reflected in the income statement under “share in losses of associated companies—net.”

Comparison of 2011 to 2010. R&D expenses increased in 2011 to $1.1 billion from $1.0 billion in 2010, an increase of 15%. Approximately 57% of our 2011 R&D expenditures was for specialty R&D activities, and the balance was for our generic R&D activities.

Selling and Marketing (S&M)

S&M expenses in 2012 amounted to $3.9 billion, an increase of 12% over 2011. As a percentage of revenues, S&M expenses were 19.1% in 2012 compared to 19.0% in 2011.

The increase in dollar terms was primarily due to the consolidation of Taiyo (commencing July 2011) and Cephalon (commencing October 2011) as well as the assumption of distribution and marketing responsibility for Copaxone® in Europe. The increase was partially offset by currency fluctuations as well as lower royalty payments made on generic medicines in the United States (mainly on generic versions of Effexor XR®, Zyprexa®, Pulmicort® and Yaz®, partially offset by higher payments primarily on the generic version of Provigil®).

The slight increase as a percentage of revenues resulted from an increase in the proportion of specialty medicines sold, which have higher than average selling and marketing expenses, largely offset by reduced selling and marketing expenses for our generic medicines and a reduction in royalty payments made on certain generic medicines in the United States.

Copaxone® was originally co-promoted with Sanofi in Germany, France, Spain, the Netherlands and Belgium, and was marketed solely by Sanofi in certain other European markets, Australia and New Zealand. Effective as of February 1, 2012, we completed the assumption of marketing and distribution responsibility for Copaxone® in Europe from Sanofi. As of March 1, 2012, CSL Limited has assumed the marketing and distribution responsibility in Australia and New Zealand. Sanofi is entitled to receive, on a country-by-country basis, 6% of the in-market sales of Copaxone® in the applicable European countries until 2014. Although we record higher revenues as a result of this change, we have also become responsible for certain marketing and administrative expenses, which are no longer shared with Sanofi.

Comparison of 2011 to 2010. S&M expenses in 2011 amounted to $3.5 billion, an increase of 17% over 2010. As a percentage of revenues, S&M expenses increased from 18.4% in 2010 to 19.0% in 2011.

General and Administrative Expenses (G&A)

G&A expenses in 2012 amounted to $1.2 billion compared with $0.9 billion in 2011, an increase of 33%. As a percentage of revenues, G&A expenses increased to 6.1% for 2012 from 5.1% for 2011.

The dollar increase in G&A expenses resulted primarily from gains recorded in 2011, which reduced our expenses in that period, as well as higher expenses in 2012 due to the inclusion of Cephalon and Taiyo and transactions related to our joint venture with P&G for a full year in 2012, as compared to parts of the year in 2011. The gains recorded in 2011 were mainly due to our acquisition of additional holdings in CureTech and in our Japanese venture, which allowed us to gain control of these entities, triggering a gain of $135 million, relating to our prior holdings in these companies, as well as the sale of our Peruvian pharmacy chain. The increase in expenses in 2012 was partially offset by exchange rate differences and lower patent litigation and product liability costs.

Comparison of 2011 to 2010. G&A expenses in 2011 amounted to $0.9 billion, an increase of 8% over 2010, and as a percentage of revenues, G&A expenses decreased to 5.1% for 2011 from 5.4% for 2010.

Impairments, Loss Contingencies, Restructuring and Others

Expenses for impairments, loss contingencies, restructuring and others amounted to $2.0 billion, as compared to $901 million in 2011.

Impairments of long-lived assets in 2012 were $1.1 billion, related primarily to:

1.	Identifiable intangible assets of $858 million comprised of:

a.

In-process R&D write-downs amounted to $625 million, including $268 million relating to obatoclax for the treatment of small cell lung cancer and $96 million relating to CEP-37247 anti-tumor necrosis factor for the treatment of sciatica. Armodafinil (Nuvigil®) for the treatment of bi-polar disorder was also impaired in the amount of $79 million to reflect a settlement agreement with Mylan. We further impaired CureTech’s in-process R&D by $127 million.

b.

Impairment of existing product rights of $233 million, which included mainly Enjuvia®, a women’s health marketed product, for a total of $62 million, Gabatril® for $43 million, and Ivax’s verapamil for $20 million.

2.	Property, plant and equipment of $190 million, which included various impairments to manufacturing and research and development facilities.

3.	Non-current investments of $23 million.

For 2011, impairment of long-lived assets amounted to $201 million related mainly to the divestiture of a Cephalon fentanyl product and the assets of our recently sold animal health unit.

Loss contingencies and legal settlements for 2012 are composed mainly of a provision for a loss contingency of $670 million relating to pending patent litigation concerning our generic pantoprazole. In 2011, legal expenses and loss contingencies amounted to $471 million and were primarily due to the Pfizer settlement, the Novartis settlement and the propofol product liability cases.

Restructuring and other expenses were $221 million and $192 million for 2012 and 2011, respectively, comprised mainly of severance costs of $154 million and $187 million, respectively. These expenses for 2012 include costs related to the ongoing restructuring of Cephalon France and Théramex.

Contingent consideration benefit was recorded as a result of impairing long lived assets during 2012, which decreased associated milestone payment liabilities previously recorded in connection with the Cephalon acquisition.

Acquisition expenses of $7 million and $37 million in 2012 and 2011, respectively, were primarily related to the Cephalon acquisition.

As part of our new long term strategy, we plan to introduce initiatives designed to reduce our overall operating costs and complexity through a wide-scale cross-functional effort to create a more efficient organization. We are focusing our attention, in particular, on improving our procurement systems by leveraging our purchasing power and improving our production network, supply chain, and resources deployment processes. Consequently, we expect to incur significant restructuring and impairment expenses associated with the plan over the next few years.

Operating Income

Operating income was $2.2 billion in 2012, as compared to $3.1 billion in 2011. As a percentage of revenues, operating margin was 10.8% in 2012 compared to 17.0% in 2011.

The decrease in operating income was due to factors previously discussed, primarily higher impairments of long-lived assets, higher S&M expenses, higher G&A expenses, higher R&D expenses, increased provisions for loss contingency and expenses in connection with legal settlements and reserves as well as higher restructuring and other expenses. This decrease was partially offset by higher revenues, higher gross profit and income from contingent consideration as well as lower acquisition expenses. Foreign exchange rate fluctuations had a net positive effect compared to 2011.

The decrease of 6.2 points in operating income as a percentage of revenues was mainly due to the higher impairments of long-lived assets (4.2 points), higher general and administrative margin (1.0 points), increased provisions for loss contingency and legal settlements and reserves (0.9 points), higher R&D margin (0.7 points) and higher selling and marketing margin (0.1 points), partially offset by higher gross margin (0.4 points) and income from contingent consideration (0.2 points) as well as lower acquisition expenses (0.2 points).

Comparison of 2011 to 2010. Operating income in 2011 amounted to $3.1 billion, a decrease of 20% over 2010, and as a percentage of revenues, operating income decreased to 17.0% for 2011 from 24.0% for 2010.

Financial Expenses

Financial expenses amounted to $386 million in 2012, compared to $153 million in 2011. The increase resulted from the inclusion of Cephalon-related financing expenses for a full year and higher interest expenses due to the longer duration of our debt following refinancings in 2012 (including the redemption of our 1.7% Senior Notes due 2014), partially offset by gains resulting from the termination during 2011 of the interest rate swap agreements relating to our 6.15% senior notes due 2036.

Comparison of 2011 to 2010. In 2011, financial expenses amounted to $153 million, compared to $225 million in 2010. The decrease resulted primarily from gains resulting from the termination during 2011 of interest rate swap agreements relating to the 6.15% senior notes due 2036 and hedging costs in connection with the ratiopharm acquisition that were recorded in 2010, partially offset by interest expenses on the Taiyo and Cephalon-related financings. In 2011 interest expenses were higher as a result of an increase in debt.

Tax Rate

In 2012, we booked a negative provision for tax in the amount of $137 million, primarily as a result of the significant impairments and higher amortization expenses of intangible assets. Such impairments and amortization expenses were in jurisdictions with a higher tax rate than our average group tax rate, resulting in such provision. In 2011, the provision for taxes amounted to $127 million, or 4% of pre-tax income of $3.0 billion. In 2010, the provision for taxes amounted to $283 million, or 8% of pre-tax income of $3.6 billion. The effective tax rate is the result of the geographic mix and type of products sold during the year, and a variety of factors, including different effective tax rates applicable to non-Israeli subsidiaries that have tax rates above Teva’s average tax rates (including the impact of impairment, restructuring and legal settlement charges on such subsidiaries). In addition, the release of reserves for uncertain tax positions and tax benefits as a result of mergers between recently acquired companies and our subsidiaries further reduced the effective tax rate for 2012.

The statutory Israeli corporate tax rate was 25% in 2012. However, our effective consolidated tax rates have historically been, and are in 2012, considerably lower than the statutory rate because of tax incentives we benefit from in Israel and other countries. Most of our investments in Israel were granted Approved Enterprise status, which confers certain tax benefits. These benefits include a long-term tax exemption for undistributed income generated by such projects, and lower tax rates on dividends distributed from other projects, the source of which is approved enterprise income, for the periods set forth in the law, as described in “Item 10—Additional Information—Israeli Taxation.” We also benefit from other investment-related and R&D-related tax incentives in many of our facilities around the world.

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including changes in the product mix and geographical distribution of our income, the effect of any mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions. We expect that the tax rate in future years will be significantly higher than this year’s, as a result of the product mix projected for these years.

Net Income and Share Count

Net income attributable to Teva in 2012 was $2.0 billion compared to $2.8 billion in 2011. This decrease was due to the factors previously discussed, primarily our lower operating income and higher financial expenses, partially offset by lower provision for taxes.

Comparison of 2011 to 2010. Net income attributable to Teva amounted to $2.8 billion in 2011, as compared with $3.3 billion in 2010.

Diluted earnings per share reached $2.25 in 2012, a decrease of 27% compared to diluted earnings per share of $3.09 in 2011.

During 2012, we repurchased approximately 28.1 million shares at a weighted average price of $41.64 per share, for an aggregate purchase price of $1.2 billion. These purchases were made pursuant to the $3 billion repurchase plan announced in December 2011. This repurchase program has no time limit and is expected to be completed over a three-year period.

During 2011, we repurchased approximately 19.6 million shares at a weighted average price of $45.84 per share, for an aggregate purchase price of $899 million. These purchases completed the $1 billion repurchase plan authorized in December 2010, in which we purchased a total of 21.6 million shares at a weighted average price of $46.3 per share.

The share count used for the fully diluted calculation for 2012, 2011 and 2010 was 873 million, 893 million and 921 million shares, respectively.

At December 31, 2012, and 2011, the share count for calculating Teva’s market capitalization was approximately 857 million and 883 million shares, respectively.

Supplemental Non-GAAP Income Data

The tables on the following pages present supplemental non-GAAP data, in U.S. dollar terms, as a percentage of revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Year Ended December 31,
	2012	2011	2010
	U.S. dollars in millions
Amortization of purchased intangible assets	1,272	706	527
Impairment of long-lived assets	1,071	201	124
Provision for loss contingency	670	30	—
Restructuring and other expenses	221	192	260
Costs related to regulatory actions taken in facilities	128	170	—
Purchase of research and development in process	73	15	18
Inventory step-up	63	352	107
Expense in connection with legal settlements and reserves	45	441	2
Changes in contingent consideration related to business combination	(40)	—	—
Acquisition expenses	7	37	24
Financial expenses related to early repayment of senior notes and other	32	—	71
Net of corresponding tax effect	(798)	(465)	(330)
Minority interest changes related to impairments of co-owned assets	(36)	—	—

The data so presented—after these exclusions—are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves; purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration; restructuring expenses related to efforts to rationalize and integrate operations; certain financial hedging expenses; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

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

The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Year ended December 31, 2012
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	10,652	1,419	12,071	59%
	Operating income[1,2]	2,205	3,510	5,715	28%
	Net income attributable to Teva[1,2,3]	1,963	2,708	4,671	23%
	Earnings per share attributable to Teva—diluted[4]	2.25	3.10	5.35

(1)	Amortization of purchased intangible assets		1,228
	Costs related to regulatory actions taken in facilities		128
	Inventory step-up		63

	Gross profit adjustments		1,419
(2)	Impairment of long-lived assets		1,071
	Provision for loss contingency		670
	Restructuring, acquisition and other expenses		261
	Expense in connection with legal settlements and reserves		45
	Amortization of purchased intangible assets		44

			2,091

	Operating income adjustments		3,510

(3)	Tax effect and other items		(802)

	Net income adjustments		2,708

(4)	The weighted average number of shares was 873 million for the year ended December 31, 2012. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year ended December 31, 2011
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	9,515	1,190	10,705	58%
	Operating income[1,2]	3,109	2,144	5,253	29%
	Net income attributable to Teva[1,2,3]	2,759	1,679	4,438	24%
	Earnings per share attributable to Teva—diluted[4]	3.09	1.88	4.97

(1)	Amortization of purchased intangible assets		668
	Costs related to regulatory actions taken in facilities		170
	Inventory step-up		352

	Gross profit adjustments		1,190
(2)	Impairment of long-lived assets		201
	Provision for loss contingency		30
	Restructuring, acquisition and other expenses		244
	Expense in connection with legal settlements and reserves		441
	Amortization of purchased intangible assets		38

			954

	Operating income adjustments		2,144

(3)	Tax effect and other items		(465)

	Net income adjustments		1,679

(4)	The weighted average number of shares was 893 million for the year ended December 31, 2011. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year ended December 31, 2010
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	9,065	604	9,669	60%
	Operating income[1,2]	3,871	1,062	4,933	31%
	Net income attributable to Teva[1,2,3]	3,331	803	4,134	26%
	Earnings per share attributable to Teva—diluted[4]	3.67	0.87	4.54

(1)	Amortization of purchased intangible assets		497
	Inventory step-up		107

	Gross profit adjustments		604
(2)	Provision for loss contingency		—
	Impairment of long-lived assets		124
	Restructuring, acquisition and other expenses		302
	Amortization of purchased intangible assets		30
	Expense in connection with legal settlements and reserves		2

			458

	Operating income adjustments		1,062

(3)	Tax effect and other items		(259)

	Net income adjustments		803

(4)	The weighted average number of shares was 921 million for the year ended December 31, 2010. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

For 2010, the difference between the add back for diluted earnings per share calculations represents potential dilution of convertible senior debentures, which had an anti-dilutive effect on the reported earnings per share while being dilutive on a non-GAAP basis.

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for 2012 amounted to $661 million on pre-tax non-GAAP income of $5.4 billion. The provision for taxes in the comparable period of 2011 was $592 million on pre-tax income of $5.1 billion, and in 2010, was $613 million on pre-tax income of $4.8 billion. The non-GAAP tax rate for 2012 and 2011 was 12% as compared to 13% in 2010. The annual non-GAAP effective tax rate for 2012 was primarily the result of the mix of products (both type and location of production) sold during the year. In general, we benefit more from tax incentives on products for which we also produce the API. In addition, the release of reserves for uncertain tax positions and tax benefits as a result of mergers between recently acquired companies and our subsidiaries further reduced the effective tax rate for 2012.

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including changes in the products and geographical distribution of our income, the effect of any mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions. We expect that the tax rate in future years will be significantly higher than this year, as a result of the product mix projected for these years.

Trend Information

The following factors are expected to have an effect on our 2013 results:

•	a small decrease in sales of Copaxone® as a result of changes in the competitive landscape;

•	continuation of the generic competition for Provigil® in the United States, which began in April 2012, resulting in a material decrease in sales of this product when compared to 2012 sales;

•	increases in operating expenses, due to higher levels of sales and marketing activities for our specialty pharmaceuticals;

•	continued, substantial amortization of intangible assets throughout the year;

•	the impact of currency fluctuations on revenues and net income, as well as on various balance sheet line items; and

•	substantial restructuring and impairment expenses relating to improvements in our production network, supply chain and resource deployment processes.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) affect our results. During 2012, the following main currencies relevant to our operations decreased in value against the U.S. dollar (each on an annual average compared to annual average basis): the euro by 8%, Israeli shekel by 7%, Russian ruble by 5%, Canadian dollar by 1%, British pound by 1% and Hungarian forint by 11%, while the Japanese yen was unchanged.

As a result, exchange rate movements during 2012 in comparison with 2011 negatively impacted overall revenues by approximately $572 million. We recorded lower expenses due to these currency fluctuations, and as a result our operating income increased.

Exchange rates also had a significant impact on our balance sheet, as approximately 65% of our net assets, including both non-monetary and monetary assets that were translated from the functional currencies into U.S. dollar, were in non U.S. dollar currencies. When compared with the end of 2011, certain changes in currency rates had a positive impact of $0.6 billion on our equity, mainly due to the increase in value against the U.S. dollar of: the euro by 2%, the Hungarian forint by 10%, the Polish zloty by 10%, the Czech koruna by 4%, the Chilean peso by 8% and the British pound by 4%. All comparisons are on the basis of end of year rates.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances. Please refer to note 1 to our consolidated financial statements for a summary of all of our significant accounting policies.

Revenue Recognition and Sales Reserves and Allowances (“SR&A”)

Revenue is recognized from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact. These provisions primarily relate to sales of pharmaceutical products in the United States.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities.” These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

We adjust these provisions in the event that it appears that the actual amounts may differ from the estimated provisions. The following briefly describes the nature of each deduction and how provisions are estimated in our consolidated financial statements.

Rebates and Other Sales Reserves and Allowances:

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

Medicaid and Other Governmental Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. We estimate these rebates based on historical trends of rebates paid as well as on changes in wholesaler inventory levels and increases or decreases in sales. Included in the 2012 and 2011 provisions are estimates for the impact of changes to Medicaid rebates and associated programs related to U.S. healthcare reform.

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

Returns. Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns. We record a reserve for estimated sales returns in accordance with the “Revenue Recognition When Right of Return Exists” FASB pronouncement. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2012 and 2011 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

Sales reserves and allowances (SR&A) for third-party sales of pharmaceutical products to U.S. customers at December 31, 2012 and 2011 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 80% of our total sales reserves and allowances as of December 31, 2012, with the balance primarily in Canada, Germany and France.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2010	$93	794	$371	$1,475	$2,733
Acquisition of Cephalon	5	46	80	97	228
Provisions related to sales made in current year period	291	2,843	248	3,112	6,494
Provisions related to sales made in prior periods	(1)	1	(36)	29	(7)
Credits and payments	(288)	(2,619)	(212)	(2,814)	(5,933)

Balance at December 31, 2011	$100	$1,065	$451	$1,899	$3,515

Provisions related to sales made in current year period	338	3,144	226	3,926	7,634
Provisions related to sales made in prior periods	—	32	(60)	(11)	(39)
Credits and payments	(342)	(3,006)	(185)	(3,619)	(7,152)

Balance at December 31, 2012	$96	$1,235	$432	$2,195	$3,958

Reserves at December 31, 2012 increased by approximately $443 million from December 31, 2011. The most significant variances were an increase in rebates and other sales reserves of approximately $296 million, and an increase to chargebacks of $170 million. Chargebacks have increased due to overall mix of products sold. The increase in rebates and other sales reserves is primarily related to the impact of pricing actions during the year and higher rebates to customers, as well as additional Medicaid and other governmental rebates related to U.S. healthcare reform.

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

Income derived from our tax exempt Approved Enterprises in Israel triggers tax payments only upon declaration of dividend from such income, except for income of an Approved Enterprise under the Strategic Investment Track, which is exempt upon distribution as well. In 2012 we distributed dividends in the amount of $115 million out of our Approved Enterprise income earned in 2012 and paid the corporate tax due on such distributions. In future years we expect to have sufficient income from other sources to fund our dividend distributions. Accordingly, we intend to permanently reinvest the amounts of tax exempt income (other than income from the strategic Approved Enterprise) earned up to 2012 and do not intend to declare further dividend distributions from such income. Therefore, no deferred taxes have been provided in respect of such tax exempt income. In general, we do not expect our non-Israeli subsidiaries to distribute taxable dividends in the foreseeable future, as their earnings are needed to fund their growth while we expect to have sufficient resources in the Israeli companies to fund our cash needs in Israel. An assessment of the tax that would have been payable had the Company’s foreign subsidiaries distributed their income to the Company is not practicable because of the multiple levels of corporate ownership and multiple tax jurisdictions involved in each hypothetical dividend distribution.

Contingencies

From time to time we are subject to claims arising in the ordinary course of our business, including patent, product liability and other litigation. In determining whether liabilities should be recorded for pending litigation claims, we assess the allegations made and the likelihood that we will be able to defend against the claim successfully. We record provisions to the extent that we conclude that a contingent liability is probable and the amount thereof is estimable. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

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

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products in respect of which an approval for marketing was received from the FDA or the equivalent agencies in other countries.

Definite life intangible assets are amortized using mainly the straight-line method over their estimated period of useful life which is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Impairment might be triggered whenever events or circumstances present an indication of impairment.

Indefinite life intangible assets are comprised of trade names and acquired research and development in-process. Indefinite life intangible assets are not amortized but rather are tested for impairment annually at December 31 of each year, or whenever events or circumstances present an indication of impairment. Research and development in-process will continue to be tested for impairment until the related research and development efforts are either completed or abandoned. Upon completion of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development efforts are impaired.

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

In addition, we evaluate the recoverability and measure the possible impairment of goodwill. The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. If it is determined that it is more likely than not that the fair value of the reporting unit fair value is less than the carrying amount of the goodwill, the goodwill impairment test is applied using a two-step approach. In the two-step approach, the first step screens for potential impairment, and the second step measures the amount of the impairment, if any. The first step begins with the estimation of the fair value of the reporting unit. Our estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare, on an operating unit level, our estimate of fair value for such operating unit to the book value of the operating unit. If the book value of any of the operating units is greater than the estimate of its fair value, we would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. Such implied fair value is determined by allocating the fair value of the operating unit to all of the assets and liabilities of that unit as if the operating unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the operating unit. The excess of the fair value of the operating unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the operating unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

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

Long-lived assets

We test long-lived assets for impairment whenever events or circumstances present an indication of impairment. The impairment test consists of a comparison of the fair value of the intangible assets and fixed assets to their carrying amounts. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows.

Recently Issued Accounting Pronouncements

See note 1ab to our consolidated financial statements.

Liquidity and Capital Resources

Total assets amounted to $50.6 billion at December 31, 2012, compared to $50.1 billion at December 31, 2011. The increase is mainly due to an increase in our cash balances as a result of the short period between the debt issuance at the end of 2012 and the redemption of $1.0 billion of debt in early January 2013. In addition, inventories increased as a result of growth in our business and the effect of foreign exchange fluctuations, and goodwill increased due to foreign exchange fluctuations and growth in our fixed assets. This was partially offset by a decrease in intangible assets, mainly due to amortization of product rights and impairment of intangibles.

Our working capital balance, which includes accounts receivable, inventories and other current assets net of SR&A, accounts payable and other current liabilities, was $3.6 billion at December 31, 2012, down from $3.9 billion at December 31, 2011.

Inventory balances amounted to $5.5 billion at December 31, 2012, compared with $5.0 billion at December 31, 2011. During 2012, Teva improved its inventory controls, thereby slowing down the trend of increasing inventories Teva faced in 2011. Accounts receivable, net of SR&A, was $0.6 billion at December 31, 2012, compared to $1.8 billion at December 31, 2011. The decrease was mainly due to high collection rates in several countries during 2012, which more than offset the lower rate of securitization of accounts receivable during 2012, as compared to 2011.

Accounts payable and accruals decreased to $3.6 billion at December 31, 2012, compared to $3.9 billion at December 31, 2011, mainly due to legal settlements and tax payments made in 2012.

We are monitoring closely, on an ongoing basis, the accounts receivable balances in countries that, based on our internal assessment, are experiencing significant economic stress, and are taking action to limit our exposure in these countries. Among these are Greece, Italy, Portugal, and Spain, which are affected by the crisis in Europe and where we face an increase in the length of time it takes to collect receivables. We are taking measures to limit our risks in some of these countries by securitizing receivables without recourse and purchasing credit insurance. In addition, we are preparing contingency plans for various Eurozone crisis scenarios of varying severity.

Investment in property, plant and equipment amounted to $1,104 million in 2012, compared to $1,053 million in 2011. Depreciation amounted to $428 million in 2012, compared to $358 million in 2011. The increase in depreciation was mainly due to the acquisition of Taiyo as well as to investments in operation facilities and equipment.

Cash and cash equivalents, short term and long term investments at December 31, 2012 increased by $1.3 billion to $3.1 billion, reflecting cash generated during 2012 and cash on hand resulting from debt issuances, less cash paid for the debt repayments described below. In addition, on January 7, 2013, Teva prepaid $1 billion of its senior notes.

At December 31, 2012, $31 million of our marketable securities were auction rate securities, with a face value of $44 million, compared to a total holding of auction rate securities with a face value of $216 million as of December 31, 2011. During 2012, we sold auction rate securities for consideration of $16 million.

2012 Debt Movements

Total debt increased by $0.2 billion in 2012. During January 2013, Teva prepaid approximately $1.0 billion of its 1.7% senior notes due 2014.

In December 2012, Teva issued senior notes in an aggregate principal amount of $2.0 billion; $1.3 billion due 2022 bearing interest of 2.95%, and $0.7 billion due 2020 bearing interest of 2.25%. The proceeds of this offering were used to pay down $0.7 billion of bank term loan at LIBOR+0.85% taken in connection with the Cephalon acquisition and to redeem $1.0 billion 1.7% senior notes in January 2013, that were also issued in connection with the Cephalon acquisition.

In December 2012, we entered into a five-year $3.0 billion unsecured syndicated credit facility, which replaced the previous $2.5 billion facility.

In November 2012, we prepaid $0.3 billion of our three-year bank term loan, which we entered into in connection with the Cephalon acquisition.

In June and August 2012, Teva repaid an aggregate amount of $1.0 billion of bank term loan at LIBOR plus 0.55% entered into in connection with the Cephalon acquisition.

In April 2012, we issued CHF 450 million 1.5% senior notes due October 2018 and senior notes in an aggregate principal amount of EUR 1 billion due 2019 bearing interest of 2.875%. The proceeds of these offerings were used to repay the 1.5% senior notes due in June 2012, which were issued in connection with the ratiopharm acquisition, as well as the $500 million principal balance of our credit facility with HSBC. The remaining balance is to be used for general corporate purposes.

In March 2012, we entered into a JPY 100.5 billion senior unsecured fixed rate term loan credit agreement for five and seven years with 0.99% and 1.42% interest rates, respectively. In April 2012, we drew down the entire amount available under the facility and repaid the borrowings used to finance the acquisition of Taiyo.

Prior Years’ Debt Movements

Total debt increased by $7.6 billion in 2011, primarily due to the financing of the Taiyo and Cephalon acquisitions, as further described below.

In June and July 2011, we entered into new and revised syndicated credit agreements providing an aggregate of $6.5 billion for use in financing the acquisition of Cephalon, among other things. In September 2011, we entered into a bridge loan facility of $1.5 billion in connection with Cephalon financing. On October 11, 2011, we borrowed approximately $6.5 billion under the June and September credit facilities to finance the acquisition of Cephalon. In November 2011, in connection with the Cephalon acquisition, our finance subsidiaries issued notes in an aggregate principal amount of $5.0 billion. The proceeds were used to repay short term indebtedness used to finance the Cephalon acquisition and to repay approximately $2.1 billion of convertible notes that were assumed with the acquisition of Cephalon. Following these financing transactions, we had $2 billion of term loans outstanding (in addition to the $5 billion of notes). These term loans were fully repaid during 2012.

In March 2011, we issued notes in an aggregate principal amount of $750 million. The proceeds of this offering were used mainly to repay $814 million of our 1.75% senior convertible debentures due 2026.

In connection with the ratiopharm acquisition, we issued $2.5 billion in notes in June 2010, including $1 billion of 3.0% fixed rate senior notes maturing in June 2015, $1 billion of 1.5% fixed rate senior notes maturing in June 2012 and $500 million of LIBOR+0.40% floating rate senior notes that matured in December 2011. As of December 31, 2012, the only outstanding note is the 3.0% fixed rate senior notes maturing in June 2015.

In December 2008 and September 2009, a Teva subsidiary signed two credit agreements with the European Investment Bank (EIB), pursuant to which we borrowed from the EIB €200 million at a rate of Euribor plus a spread and another $147 million at a rate of LIBOR plus a spread for a six year term.

In connection with the Ivax acquisition in January 2006, Teva finance subsidiaries issued an aggregate of $817.5 million of 1.75% convertible senior debentures due 2026 and $575 million of 0.25% convertible senior debentures due 2026. The holders of the 0.25% debentures have the right to cause Teva to redeem the notes in February 2016. In addition, such holders currently have the right to convert their debentures into shares at a rate of $44.42 per share. In February 2011, Teva elected to exercise its right to redeem the 1.75% debentures, which resulted in substantially all of the holders tendering their debentures for conversion. As a result, Teva paid an aggregate of $814 million in cash and issued approximately 1.2 million shares upon conversion and/or redemption of such debentures.

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

The portion of total debt classified as short term at December 31, 2012 was 20%, down from 29% at December 31, 2011 as a result of long term refinancing during 2012.

Teva’s financial leverage has been steady at 39% as of December 31, 2012.

During 2012, we had less than $0.5 million of conversion of senior convertible debentures, compared to $12 million during 2011.

Shareholders’ Equity, Cash Flow and Dividends

Our shareholders’ equity was $22.9 billion at December 31, 2012 compared to $22.3 billion at December 31, 2011. The increase resulted primarily from net income attributable to us for the year of $2.0 billion and approximately $630 million in positive translation differences as a result of the weakening of the U.S. dollar relative to most of the major currencies in the end of 2012. The increase was partially offset by approximately $1.2 billion in share repurchases and dividend payments of approximately $0.9 billion.

Cash flow generated from operating activities during 2012 was $4,572 million, an increase of approximately $440 million from 2011. In 2012, cash flow was influenced by increased collection level, as well as better control of inventories, offset by high payments related to legal settlements and net income adjustments.

Cash flow generated from operating activities, net of cash used for capital investments and dividends paid, amounted to approximately $2,738 million in 2012, an increase of $368 million from 2011. The increase resulted mainly from higher operating cash flow as well as higher proceeds from divestitures of certain assets, partially offset by higher capital expenditures and higher dividend payments (an additional $55 million paid compared to 2011).

We announced a dividend for the fourth quarter of 2012 of NIS 1.15 (31.1 cents according to the rate of exchange on February 6, 2013) per share, an increase of 15% from NIS 1.00, which was the dividend declared for the third quarter of 2012. The dividend payment of the fourth quarter of 2012, which is expected to take place on March 7, 2013, will be made with respect to ADSs on the basis of the then current U.S. dollar-NIS exchange rate.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years, commencing on the date of the first royalty payment. We are also obligated to make various contingent payments related to achievement of regulatory or sales milestones.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. Except as described in our consolidated financial statements, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently well in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our recent $3.0 billion syndicated revolving line of credit, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

In 2012, we repaid approximately $4.5 billion, mainly through refinancing. In January 2013, we redeemed an additional $1.0 billion of the 1.7% senior notes due 2014 related to the Cephalon acquisition.

Trend Information

Please see “Item 5—Operating and Financial Review and Prospects” and in particular “Supplemental Non-GAAP Income Data,” as well as “Item 4—Information on the Company.”

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements as defined in Item 5.E of Form 20-F. During 2011 and 2012, we securitized approximately $535 million (net) of our trade receivables. The deal was accounted for as a sale transaction.

Aggregated Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2012:

	Payments Due By Period
	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
	(U.S. dollars in millions)
Long-term debt obligations, including estimated interest	$17,559	$3,231	*	$2,934	**	$2,749	***	$8,645	****
Operating lease obligations	425	99		150		77		99
Purchase obligations (including purchase orders)	1,555	1,548		7		—		—

Total	$19,539	$4,878		$3,091		$2,826		$8,744

*	Includes $1.1 billion of LIBOR +0.9% Senior Notes due 2013, $1 billion of 1.7% Senior Notes due 2014 (which were redeemed in January 2013), $200 million of LIBOR +0.8% Senior Notes due 2013 and $530 million of 0.25% Convertible Senior Debentures due 2026.
**	Includes $250 million of 1.7% Senior Notes due 2014, $500 million of LIBOR +0.5% Senior Notes due 2014 and $1 billion of 3.0% Senior Notes due 2015.
***	Includes $950 million of 2.4% Senior Notes due 2016, $493 million of 5.55% Senior Notes due 2016 and JPY 65.5 billion loan assumed in connection with Taiyo acquisition refinancing.
****	Includes $987 million of 6.15% Senior Notes due 2036, $1.75 billion of 3.65% Senior Notes due 2021, Euro 1 billion of 2.875% Senior Notes due 2019, CHF 450 million of 1.5% Senior Notes due 2018, $1.3 billion of 2.95% Senior Notes due 2022, $0.7 billion of 2.25% Senior Notes due 2020 and JPY 35 billion loan assumed in connection with Taiyo acquisition refinancing.

The total amount of unrecognized tax benefits for uncertain tax positions was $903 million at December 31, 2012. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the above table. We do not expect a significant tax payment related to these obligations within the next year.

We have committed to future expenditures relating to joint ventures in accordance with the terms of the applicable agreements. These commitments will amount to approximately $400 million over the next five years unless the joint ventures are prematurely terminated.

We have committed to make potential future “milestone” payments to third parties under various agreements. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. The total contingent payments, were all milestones and targets to be achieved, presenting obligations with Phase II and more advanced stages, as of December 31, 2012, could reach an aggregate of up to approximately $1.3 billion. Such amount does not include additional sales-based milestone payments or royalties. Due to the uncertainty of the timing of these payments, these amounts, and the amounts described in the previous paragraph, are not included in the above table.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information regarding the executive officers and directors of Teva as of February 11, 2013:

Executive Officers

Name	Age	Officer Since	Position
Dr. Jeremy Levin	59	2012	President and Chief Executive Officer
Isaac Abravanel	58	2007	Group Executive Vice President, Human Resources & Chief Integration Officer
Eyal Desheh	60	2008	Group Executive Vice President, Chief Financial Officer
Richard S. Egosi	50	2010	Group Executive Vice President, Chief Legal Officer and Company Secretary
Dr. Michael Hayden	61	2012	President of Global R&D and Chief Scientific Officer
Dr. Robert Koremans	50	2012	President and Chief Executive Officer of Teva Europe
Prof. Itzhak Krinsky	60	2005	Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific
Dr. Carlo de Notaristefani	55	2012	President and Chief Executive Officer—Global Operations
Allan Oberman	55	2012	President and Chief Executive Officer of Teva Americas Generics
Judith Vardi	54	2012	President and Chief Executive Officer of Teva EMIA and Asia Pacific
Aharon Yaari	61	2002	Group Executive Vice President, Institutional and Community Affairs

Directors

Name	Age	Director Since	Term Ends
Dr. Phillip Frost—Chairman	76	2006	2015
Prof. Moshe Many—Vice Chairman	84	1987	2013
Roger Abravanel	66	2007	2015
Dr. Arie Belldegrun	63	2013	2013
Amir Elstein	57	2009	2013
Chaim Hurvitz	52	2010	2014
Prof. Roger Kornberg	65	2007	2013
Prof. Richard A. Lerner	74	2012	2015
Galia Maor	70	2012	2015
Joseph Nitzani (1)	66	2008	2014
Prof. Yitzhak Peterburg	62	2012	2013
Dan Propper	71	2012	2014
Prof. Dafna Schwartz (1)	62	2011	2014
Ory Slonim	70	2008	2014
Dan S. Suesskind	69	2010	2014
Erez Vigodman	53	2009	2015

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.

Executive Officers

Dr. Jeremy Levin became President and CEO of Teva Pharmaceutical Industries Ltd. on May 9, 2012. Prior to joining Teva, Dr. Levin was a member of the senior management team at Bristol-Myers Squibb (BMS), as Senior Vice President of Strategy, Alliances and Transactions. Before joining BMS, Dr. Levin served as Global Head of Strategic Alliances at Novartis Institutes of Biomedical Research. In addition, Dr. Levin has served on the executive committees and boards of numerous international bioscience, biotechnology, venture funds and research organizations. He received a BA in zoology from Oxford in 1974, and an MA and doctorate (DPhil) in cell biology and chromatin structure from the University of Oxford in 1976 and 1978, respectively. He also received an MB, BChir degree (Bachelor of Medicine, Bachelor of Surgery) from the University of Cambridge in 1981. Dr. Levin has served as a practicing physician at university hospitals in South Africa, the United Kingdom and Continental Europe. In 2005 Dr. Levin was awarded the Albert Einstein Prize for Leadership in Life Sciences by Mr. Shimon Peres.

Isaac Abravanel became Group Executive Vice President, Human Resources and Chief Integration Officer in 2012. From 2007 to 2012, Mr. Abravanel served as Teva’s Corporate Vice President, Human Resources, and from 2009 to 2012, he also served as Teva’s Chief Integration Officer. Prior to joining Teva, from 2005 to 2007, Mr. Abravanel was Deputy Chief Executive Officer of Bezeq Israel Telecommunications Co. Ltd., and from 2001 to 2005, he was Senior Vice President of Operations & Customer Service at Pelephone Communications Ltd. Mr. Abravanel received a B.A. and an M.A. in political science from Haifa University in 1988 and 1989, respectively.

Eyal Desheh became Group Executive Vice President, Chief Financial Officer in 2012. From 2008 to 2012, Mr. Desheh served as Teva’s Chief Financial Officer. From 2000 until 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Mr. Desheh served as Deputy Chief Financial Officer at Teva from 1989 to 1996. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

Richard S. Egosi became Group Executive Vice President, Chief Legal Officer and Company Secretary in 2012. From 2010 to 2012, Mr. Egosi served as Teva’s Corporate Vice President, Chief Legal Officer and Company Secretary. Mr. Egosi has been with Teva since 1995, previously serving as Teva’s Deputy Chief Legal Officer and as Senior Vice President and General Counsel of Teva Americas. Mr. Egosi received a B.S. in economics from Clemson University in 1984 and a J.D. and M.B.A. from Emory University in 1988.

Dr. Michael Hayden joined Teva as President of Global R&D and Chief Scientific Officer in May 2012. He is also currently the Killam Professor of Medical Genetics at the University of British Columbia and Canada Research Chair in Human Genetics and Molecular Medicine. He is also the founder and Senior Scientist of the Centre for Molecular Medicine and Therapeutics at the University of British Columbia. Prior to joining Teva, he founded three biotechnology companies (NeuroVir, Aspreva Pharmaceuticals and Xenon Pharmaceuticals Inc.) and served as Chief Scientific Officer of Xenon from 2000 to 2012. He has received numerous awards, including the Canada Gairdner Wightman Award in 2011, the Order of Canada Award in 2010, which is the highest honor that Canada can give its citizens for exceptional achievement, and the Distinguished Scientist Award of the Canadian Society of Clinical Investigation in 1998, and in 2008 he was named Canada’s Health Researcher of the Year. Dr. Hayden received his MB ChB in Medicine in 1975, PhD in Genetics in 1979 and DCH Diploma in Child Health in 1979 from the University of Cape Town. He received his American Board Certification in both internal medicine and clinical genetics from Harvard Medical School in 1982 and an FRCPC in internal medicine from the University of British Columbia in 1984.

Dr. Rob Koremans joined Teva as President and CEO of Teva Pharmaceuticals Europe in March 2012. Prior to joining Teva, Dr. Koremans was a member of the Global Leadership Team of Sanofi and served as CEO of Zentiva and as Senior Vice President Generics, Strategy and Development at Sanofi. Before joining Sanofi on 2009, Dr. Koremans served as CEO of Cryo-Save, Europe’s leading stem cell company, as a member of the Executive

Board in charge of Global Commercial Operations for Grunenthal GmbH and as Vice President Europe, Middle-East and Africa for Serono. Dr. Koremans received a medical degree from the Erasmus University of Rotterdam, the Netherlands in 1988.

Prof. Itzhak Krinsky became Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific in October 2012. From 2005 to 2012, Prof. Krinsky served as Corporate Vice President—Corporate Business Development. Prior to joining Teva, from 2003 to 2005, Prof. Krinsky served as a managing director with the Silverfern Group, Inc., from 1998 to 2001, and managing director with Deutsche Bank (Bankers Trust) and as a managing director of Trenwith Securities, LLC, all investment banks in New York City. Prof. Krinsky was a Professor of Finance & Business Economics at the Michael G. DeGroote School of Business, McMaster University from 1993 to 2000. Prof. Krinsky received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

Dr. Carlo de Notaristefani joined Teva as President and Chief Executive Officer—Global Operations in August 2012. Prior to joining Teva, from 2004 to 2012, Dr. de Notaristefani was a member of the senior management team at BMS, where he served as President Technical Operations and Global Support Functions, with responsibility for global supply chain operations, quality and compliance, procurement and information technology. Before joining BMS, Dr. de Notaristefani held several senior positions of increasing responsibility in the areas of global operations and supply chain management with Aventis, Hoechst Marion Roussell and Marion Merrell Dow. Dr. de Notaristefani holds a Ph.D. in chemical engineering from the University of Naples.

Allan Oberman became President and Chief Executive Officer of Teva Americas Generics in November 2012, after serving as the head of Teva’s North America Generics division. From 2010 to 2012, Mr. Oberman served as President of Teva EMIA, where he had responsibility for Eastern Europe, Middle East, Israel and Africa. From 2008 to 2010, Mr. Oberman served as the Chief Operating Officer of the Teva International Group. From 2000 to 2008, Mr. Oberman served as the President and CEO of Novopharm Ltd., which is now Teva Canada. Prior to joining Teva, from 1996 to 2000, Mr. Oberman was the President of Best Foods Canada Inc. Mr. Oberman holds a MBA from the Schulich School of Business, York University and a BA from the University of Western Ontario.

Judith Vardi became President and Chief Executive Officer of Teva EMIA and Asia Pacific in 2012. From 2010 to 2012, Ms. Vardi served as Vice President and General Manager of TEVA Latin America. Ms. Vardi has held a variety of other senior positions in Teva, including Vice President for the IMAT Region (Israel, Middle East, Africa, Turkey), General Manager of Teva Israel, and as Senior Director of Multiple Sclerosis Products in the Global Products Division. Ms. Vardi received a B.A. in statistics and an M.B.A. from Tel Aviv University.

Aharon Yaari became Group Executive Vice President, Institutional and Community Affairs in 2012. From 2009 to 2012, Mr. Yaari served as Group Vice President—Teva Generics System. From 2006 to 2009, he served as Group Vice President, Global API Division, and from 2002 to 2006 he served as Vice President—Global API division. Mr. Yaari joined Teva in 1981, and among his various assignments at Teva served as Vice President—Marketing and Sales of Teva’s API Division from 1999 to 2002 and as President of Plantex USA from 1996 to 1999. Mr. Yaari received his B.A. and M.A. in economics (cum laude) from the Hebrew University in 1981 and 1988, respectively.

Directors

Dr. Phillip Frost has served as Chairman of the Board of Directors of Teva since March 2010, after serving as Vice Chairman of the Board of Directors since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006, when it was acquired by Teva. Dr. Frost is Chairman of the Board and Chief Executive Officer of OPKO Health, Inc., a specialty pharmaceutical and diagnostics company, Chairman of the Board of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services, Inc. Dr. Frost serves as a director of Castle Brands Inc., Cocrystal Discovery Inc.

and Coconut Grove Bank. He is also a member of the Board of Trustees of Mount Sinai Medical Center and the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Prof. Moshe Many, M.D., Ph.D. has served as Vice Chairman of the Board of Directors of Teva since March 2010, having served as a director of Teva since 1987. Prof. Many has served as president of the Ashkelon Academic College from January 2002 until July 2012 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as Chairman of the Board of Real Imaging Ltd. and a director of BiondVax Pharmaceuticals Ltd. He also served as a director of Rosetta Genomics from 2002 to 2011. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding and unique contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969.

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006 Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel serves as a director of Admiral Group plc., Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), Luxottica Group S.p.A. and COFIDE—Gruppo De Benedetti SpA. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Politechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is a director of the UCLA Institute of Urologic Oncology and has been Professor and Chair of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles since 1996. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder, Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; and the biotechnology group leader and member of The Los Angeles Economy and Jobs Committee. Dr. Belldegrun is currently the Founder and Executive Chairman of Kite Pharma, Inc. and is the Chairman of Arno Therapeutics Inc. and of TheraCoat, Ltd. and a director of Nile Therapeutics Inc. Dr. Belldegrun received his medical degree at the Hebrew University of Hadassah Medical School and conducted his post-doctoral studies at the Weizmann Institute of Science in Israel. He completed his residency in urologic surgery at Harvard Medical School and his surgical oncology fellowship at the National Cancer Institute (NIH).

Amir Elstein rejoined Teva’s Board of Directors in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Israel Corporation Ltd., Tower Semiconductor Ltd., the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

Chaim Hurvitz joined Teva’s Board of Directors in 2010. Mr. Hurvitz currently serves as CEO of CH Health, a private venture capital firm, a position he has held since May 2011. Previously, he was a member of Teva’s senior management, serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President—Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz presently serves as a director of Aposense Ltd. He is a member of management of the Manufacturers Association of Israel and head of its pharmaceutical branch. He received a B.A. in political science and economics from Tel Aviv University in 1985.

Prof. Roger D. Kornberg joined Teva’s Board of Directors in 2007. Prof. Kornberg is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has taught since 1978. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the U.S., the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). Prof. Kornberg is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. Prof. Kornberg is a member of the National Academy of Sciences and an honorary member of other academies and professional societies in the U.S., Europe and Japan. Prof. Kornberg serves as a director of Protalix BioTherapeutics, Inc, Cocrystal Discovery, Inc. and OphthaliX Inc. Prof. Kornberg received a B.A. in chemistry from Harvard in 1967 and a Ph.D. in chemistry from Stanford in 1972.

Prof. Richard Alan Lerner, M.D., joined Teva’s Board of Directors in February 2012. Prior to joining Teva, he served as President of The Scripps Research Institute from 1987 until January 2012, and is currently a member of its Skaggs Institute for Chemical Biology, where he is an Institute Professor and the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner served as a director of Kraft Foods, Inc from 2005 until 2012. He currently serves as a director of Opko Health, Inc. and Sequenom, Inc. Prof. Lerner has been the recipient of numerous honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of Sciences, and holds honorary doctorates from esteemed academic institutions including the Technion-Israel Institute of Technology and Oxford University. Prof. Lerner did undergraduate work at Northwestern University, received B.M.S and M.D. degrees from Stanford University Medical School in 1964, and interned at Palo Alto Stanford Hospital from 1964 to 1965.

Galia Maor joined Teva’s Board of Directors in 2012. Prior to joining Teva, Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967. Ms. Maor was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and CEO of The Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani has served as a director of three subsidiaries of Migdal Capital Markets Group since December 2009 (and as a Chairman of one of them since 2010). Mr. Nitzani also served as a director of The Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, of Adanim Mortgage Bank from 2006 to 2008 and of Hadassah Medical Center from 1996 (as Chairman since June 2008) to 2010. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Prof. Yitzhak Peterburg rejoined Teva’s Board of Directors in January 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005 and as Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002. He is a professor at the School of Business, Ben-Gurion University, and served as Chairman of the Board of Applisonix Ltd. from 2007 until 2010. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990.

Dan Propper rejoined Teva’s Board of Directors in March 2012. Mr. Propper had previously been a director of Teva from 2007 until February 2011. Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary doctorate from the Technion-Israel Institute of Technology in 1999. Mr. Propper serves as Chairman of the Supervisory Council of the Bank of Israel. He is a director of Check Point Software Technologies Ltd. and a member of the Boards of Trustees of the Technion-Israel Institute of Technology, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion-Israel Institute of Technology.

Prof. Dafna Schwartz joined Teva’s Board of Directors in December 2011, serving as a statutory independent director. Since 1999, Prof. Schwartz has been a faculty member at Ben Gurion University, where she is the head of the MBA track in Entrepreneurship and High-Tech Management at the Department of Business Administration and the director of the Bengis Center for Entrepreneurship and High-Tech Management, Faculty of Business and Management. Prof. Schwartz is an economic consultant in Israel and abroad. Prior to joining the University in 1999, she was Director General of the Development Study Center. Prof. Schwartz currently serves as a member of the board of directors of Strauss Group Ltd. and Bank Hapoalim B.M. Previously, she served as a member of the board of directors of Oil Refineries Ltd. from 2007 to 2012, Rotem Industries Ltd. during 2012, Al-Bad Massuot Yitzhak Ltd. from 2010 to 2011 and from 1999 to 2004, Israel Discount Bank Ltd. from 2007 to 2010 and from 1995 to 2002, Giron Development and Building Ltd. from 2007 to 2010, The Phoenix Insurance Company Ltd. from 2003 to 2008 and others. Prof. Schwartz is a member of the Israel National Council for Research and Development and of the EU Expert Group on Policy Relevant Research on Entrepreneurship and SME’s. Prof. Schwartz received a B.A. in Economics from Tel Aviv University in 1973, an M.Sc. in Agricultural Economics and Management from the Hebrew University in 1977 and a Ph.D. in Economics from the Hebrew University in 1990. Prof. Schwartz qualifies as a statutory independent director under Israeli law and was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Ory Slonim rejoined Teva’s Board of Directors in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, he was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. Between 1993 and 2011, he served as a director and Chairman of the audit committee of U. Dori Group Ltd., between 2007 and 2012 as a director of Oil Refineries Ltd and from 2008 until January 2013 as a director of Harel Insurance Investments and Financial Services Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risks Management Plans since 2005. Mr. Slonim received an LL.B degree from the Hebrew University in 1968. Mr. Slonim was determined by the Audit Committee to be an independent director under Israeli law.

Dan S. Suesskind joined Teva’s Board of Directors in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. Mr. Suesskind previously served as a director of Teva from 1981 to 2001. From 2004 to 2011 he was a director of Ness Technologies Inc. Currently, Mr. Suesskind serves as a director of several companies, including Israel Corporation Ltd., Migdal Insurance Company Ltd., Gefen Biomed Investments Ltd., Redhill Biopharma Ltd. and Syneron Medical Ltd., as well as a member of the board of directors (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel Academy of Science and Humanities and the Board of Trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. Mr. Suesskind was determined by the Board of Directors to be a financial and accounting expert under Israeli law and qualifies as such under the applicable SEC and NYSE regulations.

Erez Vigodman joined Teva’s Board of Directors in 2009. Since January 2010, he has been President and Chief Executive Officer of Makhteshim Agan, the world’s leading generic crop protection (agrochemical) company. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and member of the International Advisory Board of the Israel Science Technology & Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant. Mr. Vigodman was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Compensation

The aggregate direct cash compensation paid to or accrued on behalf of all directors (including those directors whose service ended during the year) as a group during 2012 was $3,178,140. Pursuant to the requirements of the Israeli Companies Law, remuneration of our directors generally requires shareholder approval. Compensation and reimbursement for statutory independent directors is determined pursuant to the Israeli Companies Law. None of the directors have agreements with us that provide for benefits upon termination of service.

Effective as of September 12, 2012, our shareholders approved the payment to each of our directors, including our statutory independent directors, but excluding our Chairman and the Vice Chairman of the Board of Directors, of an annual fee in the NIS equivalent of $190,000 (an increase from the average annual fee paid in connection with their 2011 service of $76,283) plus a per meeting fee of $2,000 (in lieu of the previous per meeting fees ranging from approximately $2,000 to $3,000, depending on whether the meeting required air travel). This remuneration is paid plus value added tax (as applicable) and is adjusted to the Israeli Consumer Price Index. Directors are reimbursed for expenses incurred as part of their service as directors.

Effective as of September 12, 2012, our shareholders approved the payment to Dr. Phillip Frost, our Chairman of the Board of Directors, of an annual fee in the NIS equivalent of $900,000 plus value added tax (as applicable), adjusted to the Israeli Consumer Price Index. Dr. Frost does not receive any per meeting fees. This annual fee represents an increase from the payments made in connection with Dr. Frost’s 2011 service of $516,677 (including per meeting fees). We also reimburse Dr. Frost for his out of pocket transportation costs related to the use of his airplane for the purpose of participation in meetings of the Board of Directors, committees of the Board and other Teva activities, up to an annual amount of $700,000, for such time as Dr. Frost continues to serve as Chairman of the Board of Directors. We provide Dr. Frost with an office and secretarial services and also reimburse him for other reasonable and necessary expenses incurred in the course of his service to us.

Effective as of September 12, 2012, our shareholders approved the payment to Prof. Moshe Many, our Vice Chairman of the Board, of an annual fee in the NIS equivalent of $400,000 plus value added tax (as applicable), adjusted based on the Israeli Consumer Price Index. Prof. Many does not receive any per meeting fees. This annual fee represents an increase from the payments made in connection with Prof. Many’s 2011 service of

$313,700 (including per meeting fees). We provide Prof. Many with an office and secretarial services and also reimburse him for other reasonable and necessary business expenses incurred in the course of his service to us.

The aggregate direct cash compensation paid to or accrued on behalf of current executive officers as a group during 2012 was $12,671,978.

The aggregate direct cash compensation paid to or accrued during 2012 on behalf of the five executive officers whose service ended in 2012 as a group was $14,690,831.

We have adopted a number of stock option or stock incentive programs covering either ordinary shares or ADSs including our 2010 Long-Term Equity Based Incentive Plan approved by our shareholders in June 2010.

In 2012, our current executive officers exercised previously granted stock options or restricted share units (RSUs) with a gain of $4,038,298.

In 2012, the five executive officers whose service ended in 2012 exercised previously granted stock options or restricted share units (RSUs) with a gain of $1,785,263.

In 2012, options to purchase an aggregate of 1,302,756 ordinary shares were awarded to current executive officers at a weighted average exercise price of $43.59 per share/ADS and a weighted average grant date fair value of $8.25, with expiration dates in 2022, as well as 260,730 RSUs with a weighted average grant date fair value of $41.02.

As of December 31, 2012, options exercisable for an aggregate of approximately 36.6 million shares, with a weighted average exercise price of $44.40 per share or ADS, and approximately 3.7 million RSUs, with a weighted average grant date fair value of $41.04, were outstanding under our stock option and incentive programs. For further information regarding our options and RSUs, see note 13 to our consolidated financial statements.

In December 2012, an amendment to the Israeli Companies Law (“Amendment 20”) became effective, requiring companies to appoint a compensation committee. Teva’s existing human resources and compensation committee meets this requirement, as applicable to Teva. See “—Committees of the Board—Human Resources and Compensation Committee” below.

Amendment 20 also requires that companies adopt a compensation policy by September 11, 2013, which will set forth company policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification (“Terms of Office and Employment”). The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The compensation policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The compensation policy must be approved by the board of directors and the shareholders every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for specified reasons.

Under Amendment 20, the Terms of Office and Employment of office holders require the approval of the compensation committee and the board of directors. The Terms of Office and Employment of directors and the chief executive officer must also be approved by shareholders.

Changes to existing Terms of Office and Employment of office holders (other than directors) can be made with the approval of the compensation committee only, if the committee determines that the change is not substantially different from the existing terms.

Under certain circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above. Such shareholder approval will also be required with respect to determining the Terms of Office and Employment of a director or the chief executive officer during the transition period until the company adopts a compensation policy. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for chief executive officer if such candidate meets certain independence criteria, the terms are in line with the compensation policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement.

Under the Israeli Companies Law and related regulations, the compensation payable to statutory independent directors and independent directors is subject to certain further limitations. See “—Statutory Independent Directors/Financial Experts” below.

Board Practices

Our Board consists of 16 persons, of whom 12 have been determined to be independent within the meaning of applicable NYSE regulations. The Board includes two statutory independent directors as mandated under Israeli law, who are subject to additional criteria to help ensure their independence. See “Statutory Independent Directors/Financial Experts” below. The directors’ terms are set forth in the table above. In accordance with NYSE regulations, we do not consider the following directors to be independent: Dr. Phillip Frost, Chaim Hurvitz, Prof. Roger Kornberg and Prof. Yitzhak Peterburg. All directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors, and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles. The full document is available on our website at www.tevapharm.com.

Annual Meetings. We encourage our directors to attend annual shareholder meetings.

Board Practices and Procedures. Our directors are generally elected in classes for terms of three years. We believe that overlapping multi-year terms allow our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We provide an orientation program and a continuing education process for our directors, which includes business briefings, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. At least six meetings of the Board are held throughout the year, with additional meetings scheduled when required. Information regarding the number of meetings of the Board and Board committees and attendance rates for 2012 is presented in the table below.

Executive Sessions of the Board. Currently, none of our directors are members of management, but selected members of management are typically invited by the Board to attend regularly scheduled Board meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management) generally after each regularly scheduled meeting of the Board and as needed. In addition, our independent directors meet separately in executive session at least once per year and as needed.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services.

Communications with the Board. Shareholders, employees and other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Ltd., 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate Teva bodies. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Nominees for Directors. In accordance with the Israeli Companies Law, a nominee for service as a director must submit a declaration to Teva, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such.

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit and compensation committees. All other Board committees exercising powers delegated by the Board must include at least one such statutory independent director. Statutory independent directors are appointed at the general meeting of shareholders and must meet certain non-affiliation criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations promulgated thereunder. Prof. Dafna Schwartz and Joseph Nitzani currently serve in this capacity. In addition, under the Israeli Companies Law and regulations promulgated thereunder, a director in a company such as Teva, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards could be considered an independent director pursuant to the Israeli Companies Law if such director meets certain conditions listed therein, provided such director has been designated as such by the audit committee. The Audit Committee has designated Mr. Ory Slonim as Teva’s designated independent director under Israeli law.

Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to statutory independent directors and the designated independent director. These regulations further provide that the remuneration of these independent directors may be determined relative to that of other directors of the company, as is the case with Teva’s statutory independent directors and designated independent directors.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data are presented. Under the regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (a) a senior position in the business management of a corporation with a substantial scope of business, (b) a senior public position or a senior position in public service, or (c) a senior position in the main field of the company’s business.

Under Israeli law, at least one of the statutory independent directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Teva has adopted a policy requiring that at least two directors qualify as, and be determined, financial and accounting experts, in addition to the statutory independent director holding such expertise. In accordance with Israeli law and this policy, the Board has determined that Galia Maor, Joseph Nitzani, Prof. Dafna Schwartz, Dan S. Suesskind and Erez Vigodman are financial and accounting experts under Israeli law.

Committees of the Board

Our Articles of Association provide that the Board may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one statutory independent director, and the audit and compensation committees must include all statutory independent directors. The Board has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board. Membership on these Board committees is presented in the table below.

We have adopted charters to all of our committees, other than the scientific advisory committee, formalizing the committees’ procedures and duties. These committee charters are available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three directors. Under the Israeli Companies Law, the audit committee must include all of the statutory independent directors, one of which shall serve as the chairman of the committee, must be comprised of a majority of directors meeting certain independence criteria and may not include certain directors. As a NYSE-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by the SEC and NYSE regulations.

Under the Israeli Companies Law, the audit committee is responsible for: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) making determinations and considering providing approvals concerning certain related party transactions and actions involving conflicts of interest; (c) reviewing the internal auditor’s work program; (d) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; (e) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations; and (f) implementing procedures concerning employee complaints on deficiencies in the administration of the company’s business and the protection to be provided to such employees.

Furthermore, the audit committee discusses the financial statements and presents to the Board its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also discusses Teva policies with respect to risk assessment and risk management, including any off-balance sheet arrangements, and reviews contingent liabilities and risks that may be material to Teva and major legislative and regulatory developments that could materially impact Teva’s contingent liabilities and risks.

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, and its authority to engage advisors as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules and Ory Slonim has been designated by the audit committee as an independent director under the Israeli Companies Law.

The Board has determined that Prof. Dafna Schwartz, Joseph Nitzani and Erez Vigodman are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A—Audit Committee Financial Expert” below.

Human Resources and Compensation Committee

The Israeli Companies Law mandates the appointment of a compensation committee comprising at least three directors. Under the Israeli Companies Law, the compensation committee must include all of the statutory independent directors, one of which must serve as the chairman of the committee, and the committee must include only additional members that satisfy the criteria for remuneration applicable to the statutory independent directors. Teva’s human resources and compensation committee includes only independent directors, as defined by the SEC and NYSE regulations.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Furthermore, Teva’s human resources and compensation committee oversees, on behalf of the Board, the management of Teva’s compensation and other human resources-related issues and otherwise carries out on behalf of the Board its responsibilities relating to these issues. The committee is responsible for establishing annual and long-term performance goals and objectives for Teva’s executive officers, as well as reviewing Teva’s overall compensation philosophy and policies and the implementation thereof, including with respect to executive officers and directors. In addition, the human resources and compensation committee reviews and approves any arrangement as to the terms of service and/or employment of executive officers or directors.

Corporate Governance and Nominating Committee

The role of the corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board director nominees for each annual meeting of shareholders; and (iii) assist the Board in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva.

All of the committee members must be determined to be independent as defined by the applicable NYSE rules and those of the SEC.

Corporate Responsibility Committee

The role of the corporate responsibility committee is to oversee, on behalf of the Board Teva’s; (i) commitment to being a responsible corporate citizen, (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact Teva’s business and reputation; (iv) global public policy positions; and (v) community outreach.

A majority of committee members must be determined to be independent as defined by the applicable NYSE rules and those of the SEC. The Chairperson of the audit committee must serve as a member of the committee.

Finance and Investment Committee

The role of the finance and investment committee is to assist the Board in fulfilling its responsibilities with respect to Teva’s financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of Teva’s finances and the mitigation of such risks as well as various other finance-related matters. At least one of the committee’s members must be qualified as a financial and accounting expert under applicable SEC regulation and/or the Israeli Companies Law.

Scientific Advisory Committee

The scientific advisory committee is primarily engaged in the review of Teva’s strategies with regard to its research and development activities, major research and development projects and sourcing opportunities from academic institutions and other parties, and brings its recommendations, when applicable, to the Board.

Current Members of Board Committees

Name	Audit		Human Resources and Compensation		Corporate Governance and Nominating		Finance and Investment		Corporate Responsibility Committee		Scientific Advisory
Dr. P. Frost											✓	*
Prof. M. Many	✓				✓						✓	+
R. Abravanel			✓
A. Elstein					✓		✓		✓	*
C. Hurvitz							✓		✓	+
Prof. R. Kornberg									✓		✓
Prof. R. Lerner			✓		✓						✓
Galia Maor							✓	*
J. Nitzani	✓	*	✓	+	✓		✓		✓
Prof. Y. Peterburg							✓				✓
Dan Propper			✓		✓
Prof. D. Schwartz	✓	+	✓	*					✓
O. Slonim	✓		✓		✓	*			✓
D. S. Suesskind							✓		✓
E. Vigodman	✓						✓	+

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson

Board and Committee Meetings

Name of Body	No. of Meetings in 2012	Average Attendance Rate
Board of directors	13	91%
Audit committee	14	91%
Human resources and compensation committee	10	92%
Corporate governance and nominating committee	4	85%
Finance committee	6	98%
Community affairs committee	2	93%
Scientific advisory committee	1	67%

Employees

As of December 31, 2012, we employed 45,948 full-time-equivalent employees. In certain countries, we are party to collective bargaining agreements with certain groups of employees. We consider our labor relations with our employees around the world to be good.

	December 31,
Geographic Area	2012	2011	2010
Europe (West & East)	19,749	20,019	17,098
North America	9,483	9,543	8,393
Israel	7,397	7,110	6,774
Latin America	4,374	4,513	5,536
Asia	4,893	4,549	1,849
Other countries	52	20	10

Total	45,948	45,754	39,660

Share Ownership

As of December 31, 2012, our directors and executive officers as a group beneficially held 22,795,166 ordinary shares (representing approximately 2.42% of the outstanding shares as of such date). These figures include options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. These figures also include 14,587,204 shares beneficially owned by Dr. Phillip Frost, representing approximately 1.54% of the outstanding shares. Dr. Frost is the only director or officer who held 1% or more of our outstanding shares as of December 31, 2012.

For information regarding equity awards granted to our executive officers, see “—Compensation” above and, with respect to our stock-based compensation plans in general, see note 13 to our consolidated financial statements.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

According to a notification received on February 5, 2013, Wellington Management Company, LLP beneficially owned 58,091,146 Teva shares as of such date, representing approximately 6.1% of Teva’s outstanding shares. To the best knowledge of Teva, as of February 5, 2013, no other shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

As of December 31, 2012, there were approximately 3,215 record holders of ADSs, whose holdings represented approximately 74% of the total outstanding ordinary shares. Substantially all of the record holders are residents of or domiciled in the U.S.

Related Party Transactions

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a shareholder and a member of the board of directors of Xenon.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc., a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. According to the agreement, Teva will fund the company’s R&D under the Research Agreement by investing into the company two tranches of $7.5 million each per target (the latter one being discretionary). The first tranche was invested by Teva in 2011. Dr. Phillip Frost, Teva’s Chairman of the Board, and Prof. Roger Kornberg, a member of the board, are both investors in and members of the board of directors of CoCrystal Discovery. Prof. Kornberg is also Chief Scientific Officer of CoCrystal Discovery.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a director of Teva, acquired a personal interest in, and became a member of the board of directors of, CTG Weld. In 2011, Teva engaged CTG Weld in connection with certain clinical studies, for overall payments of €2.1 million. In 2012, Teva paid CTG Weld €1.3 million in connection with various clinical studies.

Teva leases 13,500 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the Board. The term of the lease extends until April 2015, with options to renew for two additional three-year terms. Annual rent was $305,000 until April 1, 2012 and is $412,000 since April 1, 2012 to March 31, 2013, increasing 4% per year for the remainder of the initial term and each renewal term.

All of the related party transactions described above were approved in accordance with the process described in “Item 10—Conflicts of Interest—Approval of Related Party Transactions.”

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingent Liabilities” included in note 12 to our consolidated financial statements.

Dividend Policy

See “Item 3—Key Information—Selected Financial Data—Dividends.”

Significant Changes

No significant changes have occurred since December 31, 2012, except as otherwise disclosed in this annual report and in our consolidated financial statements.

ITEM 9:	THE OFFER AND LISTING

ADSs

Teva’s American Depositary Shares (“ADSs”), which have been traded in the United States since 1982, were admitted to trade on the Nasdaq National Market in October 1987 and subsequently traded on the Nasdaq Global Select Market. On May 30, 2012 Teva transferred the listing of its ADSs to the New York Stock Exchange (the “NYSE”). The ADSs are quoted under the symbol “TEVA.” J.P. Morgan Chase Bank serves as depositary for the shares. As of December 31, 2012, Teva had 696,251,654 ADSs outstanding. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low intraday prices of our ADSs on NASDAQ (until May 29, 2012) and on the NYSE (since May 30, 2012), in U.S. dollars.

Period	High	Low
Last seven months:
February 2013 (until February 7)	38.30	37.40
January 2013	38.97	36.97
December 2012	42.83	36.63
November 2012	41.98	38.05
October 2012	41.81	39.30
September 2012	41.74	39.28
August 2012	41.37	39.16

Last nine quarters:
Q1 2013 (until February 7)	38.97	36.97
Q4 2012	42.83	36.63
Q3 2012	42.52	38.92
Q2 2012	46.38	37.40
Q1 2012	46.65	41.83
Q4 2011	43.12	35.16
Q3 2011	49.72	35.00
Q2 2011	51.30	44.86
Q1 2011	57.08	47.30

Last five years:
2012	46.65	36.63
2011	57.08	35.00
2010	64.95	46.99
2009	56.88	41.05
2008	50.00	35.89

On February 7, 2013, the last reported sale price for our ADSs on the NYSE was $37.96 per ADS. The Chicago Board Options Exchange, Chicago Board Options Exchange C2, International Securities Exchange, NASDAQ, NASDAQ OMX Boston, Boston Options Exchange, MIAX Options Exchange, NASDAQ OMX Philadelphia, BATS, NYSE Amex and NYSE Arca quote options on our ADSs under the symbol “TEVA”.

Teva’s ADSs are also traded on various stock exchanges in Germany.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange (TASE) since 1951. As of December 31, 2012, Teva had 943,619,967 ordinary shares outstanding, including ordinary shares underlying outstanding ADSs.

The following table sets forth, for the periods indicated, the high and low intraday sale prices of our ordinary shares on the TASE, in NIS and U.S. dollars. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

Period	High		Low
	NIS	US$	NIS	US$
Last seven months:
February 2013 (through February 7)	141.00	38.18	136.60	36.99
January 2013	145.50	38.48	137.70	36.96
December 2012	163.70	42.66	137.10	36.70
November 2012	163.40	41.90	152.00	38.23
October 2012	162.60	41.46	150.10	39.13
September 2012	161.60	40.64	154.70	39.70
August 2012	165.80	40.87	155.30	38.95

Last nine quarters:
Q1 2013 (through February 7)	145.50	38.48	136.60	36.99
Q4 2012	163.70	42.66	137.10	36.70
Q3 2012	169.00	42.45	152.90	39.08
Q2 2012	174.30	46.05	145.20	37.58
Q1 2012	173.90	45.91	155.20	40.63
Q4 2011	163.60	43.04	132.50	35.21
Q3 2011	170.80	49.84	129.80	34.99
Q2 2011	178.50	51.43	155.20	45.44
Q1 2011	205.90	55.70	168.70	47.66

Last five years:
2012	174.30	46.05	137.10	36.70
2011	205.90	55.70	129.80	34.99
2010	242.70	64.95	176.90	48.82
2009	215.20	56.55	160.30	42.40
2008	188.80	49.56	136.00	40.22

On February 7, 2013, the last reported sale price of our ordinary shares on the TASE was NIS 138.00 per share. The TASE also quotes options on our ordinary shares.

ITEM 10:	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Set forth below is a summary of certain provisions of Teva’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) and the Israeli Companies Law. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles, which are filed as exhibits to this report and incorporated by reference herein, and by Israeli law.

Register

Teva’s registration number at the Israeli registrar of companies is 52-001395-4.

Objectives and Purposes

Our Articles and Memorandum provide that our purpose is to engage in any lawful endeavor, including, without limitation, to carry on the business of chemists, drugs, manufacturer of, and dealership in pharmaceuticals.

Board of Directors

Teva’s board of directors consists of three classes of directors (not including the two statutory independent directors, who do not form part of any class), with one class being elected each year by the shareholders at Teva’s annual meeting for a term of approximately three years. Directors so elected cannot be removed from office until the expiration of their term of office, except for cause.

Pursuant to the Israeli Companies Law, Teva is required to appoint at least two statutory independent directors. Such appointment is for an initial term of three years.

The holders of Teva’s ordinary shares representing a majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors up for election, provided that statutory independent directors must also receive the approval of a certain majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder).

In general, the Board must formulate company policy and supervise the performance of the duties and operations of the chief executive officer. Subject to the provisions of the Israeli Companies Law and the Articles, any Teva power which has not been conferred upon another body may be exercised by the Board.

Neither Teva’s Memorandum or Articles, nor Israeli law, mandate retirement or non-retirement of directors at a certain age, or share ownership for a director’s qualification.

Conflicts of Interest

Approval of Related Party Transactions

The Israeli Companies Law requires that an “office holder” (as defined in the Israeli Companies Law) of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company.

Pursuant to the Israeli Companies Law, any transaction with an office holder or in which the office holder has a personal interest must be brought before the audit committee, in order to determine whether such transaction is an “extraordinary transaction” (defined as a transaction not in the ordinary course of business, not on market terms or likely to have a material impact on the company’s profitability, assets or liabilities).

Pursuant to the Articles and Teva policy, in the event the audit committee determines that the transaction is not an extraordinary transaction, the transaction will require only audit committee approval; if, however, it is determined to be an extraordinary transaction, the approval of the Board is also required. Such a transaction may only be approved if it is determined to be not adverse to Teva.

A person with a personal interest in the matter generally may not be present at the Board or certain committees where the matter is being considered and, if a member of the Board or a committee, may not vote on the matter.

Approval of Director and Executive Officer Compensation

The Terms of Office and Employment of office holders other than the chief executive officer and directors, require the approval of both Teva’s human resources and compensation committee and the Board. The Terms of Office and Employment of the chief executive officer and the directors require the approval of the human resources and compensation committee, the Board and shareholders. (See “Item 6—Directors, Senior Management and Employees; Compensation”).

Transactions with Controlling Shareholders

Extraordinary transactions and Terms of Office and Employment as an office holder or other employee with a controlling shareholder or in which a controlling shareholder has a personal interest generally require the approval of the audit committee (or with respect to Terms of Office and Employment, the human resources and compensation committee), the board of directors and the shareholders. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded), or that the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Transactions for a period of more than three years generally need to be brought for approval in accordance with the above procedures every three years.

A shareholder that holds 25% or more of the voting rights in a company is considered a controlling shareholder for these purposes if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages.

Insurance, Exemption and Indemnification of Directors and Executive Officers

Teva indemnifies its directors and executive officers, and has resolved to exempt such directors and executive officers from any liability for damages caused as a result of a breach of their duty of care to Teva, to the fullest extent permitted by law, pursuant to the terms set forth in Teva’s indemnification and release agreements which were approved in our 2012 annual general meeting of shareholders. Teva’s directors and executive officers are covered by a directors’ and officers’ liability insurance policy.

The Israeli Companies Law provides that a company may not exempt or indemnify a director or an executive officer, or enter into an insurance contract, which would provide coverage for any liability incurred as a result of any of the following: (i) a breach by the director and/or executive officer of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, due to a breach of his or her duty of loyalty to the company committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the director and/or the executive officer of his duty of care to the company committed intentionally or recklessly (other than if solely done in negligence); (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon a director and/or executive officer. In addition, the Israeli Companies Law provides that directors and executive officers can only be exempted in advance with respect to liability for damages caused as a result of a breach of their duty of care to the company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution (as defined in the Companies Law)).

CEO and Center of Management

Under Teva’s Articles, Teva’s chief executive officer as well as the majority of the members of the Board are required to be residents of Israel, unless Teva’s center of management shall have been transferred to another country in accordance with the Articles. The Articles require that Teva’s center of management be in Israel, unless the Board otherwise resolves, with a supermajority of three-quarters of the participating votes.

Dividends

Dividends may be distributed only out of profits available for dividends, provided that there is no reasonable concern that the distribution will prevent Teva from being able to meet its existing and anticipated obligations when they become due. In accordance with the Israeli Companies Law and the Articles as amended at the 2012 annual meeting of shareholders, the decision to distribute dividends and the amount to be distributed is made by the board of directors. Interim dividends declared by Teva’s Board prior to such 2012 amendment to the Articles will require shareholder approval.

Description of Teva Shares

The par value of Teva’s ordinary shares is NIS 0.10 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. All ordinary shares represented by the ADSs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights. Voting is on the basis of one vote per share.

Neither the Memorandum, nor the Articles or the laws of the State of Israel restrict the ownership or voting of Teva’s ordinary shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

Meetings of Shareholders

Under the Israeli Companies Law and the Articles, Teva is required to hold an annual meeting every year no later than 15 months after the previous annual meeting. In addition, the Board is required to hold a special meeting:

(i)	upon the demand of two directors or one-quarter of the serving directors;

(ii)	upon the demand of one or more shareholders holding not less than 5% of Teva’s issued share capital and 1% or more of its voting rights; and

(iii)	upon the demand of one or more shareholders holding at least 5% of Teva’s voting rights;

provided that a demand by a shareholder for a shareholder meeting must set forth the items to be considered at that meeting and comply with all other requirements of the Articles and applicable law.

Pursuant to the Articles, such requirements include, among others:

(i)	the number of shares held by the demanding shareholder, directly or indirectly, and, if any of such shares are held indirectly, an explanation of how they are held and by whom;

(ii)	if such demanding shareholder is not the holder of record of any such shares, a written statement from the holder of record or authorized bank, broker, depository or other nominee, as the case may be, indicating the number of shares the demanding shareholder is entitled to vote;

(iii)	the demanding shareholder’s purpose in making the request;

(iv)	any agreements, arrangements, understandings or relationships between the demanding shareholder and any other person with respect to any securities of Teva or the subject matter of the request;

(v)	the complete text of the resolution that the demanding shareholder proposes to be voted upon; and

(vi)	if the demanding shareholder wishes to include a statement in support of his or her proposal in Teva’s proxy statement, if provided or published, a copy of such statement.

If the board of directors receives a demand to convene a special meeting, it must announce the scheduling of the meeting within 21 days after the demand was delivered.

The agenda at a general meeting is determined by the Board. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold at least 1% of the voting rights of Teva, provided that all such demands must comply with the requirements of the Articles, the Israeli Companies Law and any other applicable law. Pursuant to the Articles, these requirements include requirements similar to those mentioned above with respect to a demand by a shareholder for a shareholders meeting.

Pursuant to the Israeli Companies Law and regulations thereunder, shareholder meetings generally require prior notice of not less than 21 days. Pursuant to the Articles, Teva is not required to deliver personal notices of a general meeting or of any adjournment thereof to any shareholder. However, Teva will publish its decision to convene a general meeting in a manner reasonably determined by Teva, including by publishing a notice in one or more daily newspapers in Israel or in one or more international wire services, and such notice will be deemed to have been duly given on the date of such publication. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set forth in the decision to convene the meeting. Israeli regulations further require public companies to send voting cards and position papers to their shareholders if certain issues, as provided by the Israeli Companies Law, are included in the agenda of such meeting.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or represented by an authorized representative, who jointly hold 25% or more of Teva’s paid-up share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or at another date, time and place as shall be set forth by the Board in a notice to all persons who are entitled to receive notice of general meetings. At such reconvened meeting the required quorum consists of any two shareholders present, in person or by proxy, who jointly hold 20% or more of Teva’s paid-up share capital.

A shareholder who intends to vote at a meeting must demonstrate that he, she or it owns the shares in accordance with the Israeli Companies Law and the regulations thereunder. Under these regulations, a shareholder whose shares are registered with a member of the Tel Aviv Stock Exchange must provide Teva with an authorization from such member regarding his ownership as of the record date.

The Israeli Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing statutory independent directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders at a general meeting will be required.

Generally, under the Articles, shareholder resolutions (for example, resolutions for the appointment of auditors) are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a general meeting in person or by proxy and voting, unless a different majority is required by law or pursuant to the Articles. Pursuant to the Israeli Companies Law (and a predecessor statute) and the Articles, certain resolutions (for example, resolutions amending many of the provisions of the Articles) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the Articles require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the Board by a majority of three-quarters of those directors voting at a meeting of the Board which shall have taken place prior to that general meeting.

Change of Control

Subject to certain exceptions, the Israeli Companies Law provides that a merger requires approval both by the board of directors and by the shareholders of each of the merging companies. Similarly, unless an Israeli court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (abstentions are disregarded), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including the relatives of or corporations controlled by these persons.

In approving a merger, the board of directors of both merging companies must determine that there is no reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy its obligations to its creditors. Similarly, upon the request of a creditor of either party to the proposed merger, an Israeli court may prevent or delay the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy the obligations of the merging parties. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger. Further, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for the approval of the merger were filed with the Israeli registrar of companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

Under the Israeli Companies Law, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold (i) 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or (ii) more than 45% of the company’s voting rights if there is no other holder of more than 45% of the company’s voting rights. This rule does not apply to a purchase of shares in a “private placement” by the company that receives shareholder approval. The board of directors must provide the shareholders with its opinion as to the advisability of the purchase offer, or if it is unable to do so, may refrain from providing such opinion, provided that it reports the reasons for not so doing. The board of directors must also disclose any personal interest of any of its members in the proposed acquisition. The tender offer may be consummated only if (i) at least 5% of the company’s voting rights will be acquired and (ii) the majority of the offerees who responded to the offer, accepted the offer, excluding offerees who are controlling shareholders of the offerer, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer or anyone on their behalf or on behalf of the offerer including the relatives of or corporations controlled by these persons.

Exchange Controls

Non-residents of Israel who purchase ADSs with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, in U.S. dollars at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding. See “Israeli Taxation-Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below.

Our ADSs may be freely held and traded pursuant to applicable Israeli law. The ownership or voting of ADSs by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, are not restricted in any way by our Memorandum or Articles or by the laws of the State of Israel.

Taxation

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

Taxation of Distributions

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income from sources outside the U.S. to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders, which are included in income after December 31, 2012, are generally subject to tax at a maximum rate of 15% or 20%, in case of taxpayers with annual taxable income which exceeds certain thresholds. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as a capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Taxation of the Disposition of ADSs

Upon the sale or exchange of ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis determined in U.S. dollars in the ADSs. The gain or loss will generally be gain or loss from sources within the U.S. for foreign tax credit limitation purposes. In general, a capital gain realized after December 31, 2012, by a non-corporate U.S. Holder is subject to tax at ordinary rates for ADSs held for one year or less and at the long-term capital gains rate (of up to 15% or 20%) for ADSs held for more than one year. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The surrender of ADSs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

Medicare Tax

In addition to the taxes on dividends and dispositions of ADSs described above, legislation enacted in 2010 requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

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

Israeli Taxation

Corporate Tax Rate

The regular corporate tax rate in Israel for 2012 was 25%. However, Teva’s effective consolidated tax rates (before deduction of certain charges) for the years ended December 31, 2012, 2011 and 2010 were -8%, 4% and 8%, respectively, since a major portion of Teva’s income is derived from Approved Enterprises (as discussed below), the applicable tax rates for which have been lower than the statutory rate, and from operations outside of Israel, where Teva has enjoyed lower tax rates.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars terms. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of NIS against the U.S. dollar) on the Company’s Israeli taxable income.

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

Most of Teva’s projects in Israel have been granted Approved Enterprise status. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply.

Teva is a foreign investors company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises, depending on the level of foreign ownership. Depending on the foreign ownership in each tax year, the tax rate can range between 10% (when foreign ownership exceeds 90%) to 25% (when the foreign ownership is below 49%). There can be no assurance that Teva will continue to qualify as an FIC in the future or that the benefits described herein will be granted in the future.

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

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to approved enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. Teva is currently reviewing the new amendment and its implications to the company. If Teva elects to take advantage of the amendment, it will be required to pay up to approximately $700 million as a one-time payment.

The New Incentives Regime—Amendment 68 to the Investment Law

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

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are generally subject to a 25% tax to be withheld at the source, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In the case of dividends distributed from taxable income attributable to an Approved Enterprise the rate applied is 15% and when the dividend is distributed from income attributed to the Strategic Investment Track the rate applied is 0%.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the U.S. is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax to be withheld on Teva’s dividends for the fourth quarter of 2012 is 15%.

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

Gains on the sale of ordinary shares traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and NYSE) by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

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

Teva’s ADSs are quoted on the New York Stock Exchange. Information about Teva is also available on its website at http://www.tevapharm.com. Such information on its website is not part of this annual report.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

A significant portion of our revenues are from sales outside the United States and are recorded in local currencies. Similarly, much of our operating costs are incurred in currencies other than the U.S. dollar. Through our financial assets and liabilities, we are also exposed to interest rate risk.

We take various measures to compensate for the effects of fluctuations in both exchange and interest rates. These measures include traditional currency hedging transactions as well as transactions intended to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar (where the U.S. dollar is not the functional currency), the new Israeli shekel (NIS), the euro, the Canadian dollar (CAD), the British pound (GBP), the Hungarian forint (HUF), the Russian ruble (RUB), the Croatian kuna (HRK), the Czech koruna (CZK), other European currencies and Latin American currencies such as the Brazilian real (BRL) and the Mexican peso (MXN). The costs and gains resulting from such instruments, to the extent they do not qualify for hedge accounting, are included under the caption “financial expenses—net.”

Although we are typically able to borrow funds in U.S. dollars, NIS or any other major currency, we generally prefer to borrow in U.S. dollars. However, the loan is subject to the functional currency of the borrowing subsidiary in order to reduce the volatility of financial expenses.

We use financial instruments and derivatives in order to limit our exposure to risks deriving from changes in exchange and interest rates. The use of such instruments does not expose us to additional exchange or interest rate risks because the derivatives are covered in the corresponding underlying asset or liability. No derivative instruments are entered into for trading purposes.

Our derivative transactions during 2012 were executed through international as well as Israeli and Hungarian banks and other financial institutions. In the opinion of management, in light of our diversified derivative transaction portfolio, any credit risk associated with any of these banks or financial institutions is minimal.

Exchange Rate Risk Management

Balance Sheet Exposure

We hedge against exposures arising from the gap between current assets and current liabilities that are recorded in currencies other than the U.S. dollar (“balance sheet exposure”) in subsidiaries whose functional currency is the U.S. dollar. The majority of the balance sheet exposures in such subsidiaries are in European currencies, Canadian dollars and NIS. In our European and Latin American subsidiaries, we protect against balance sheet exposures that are generally in U.S. dollars and European currencies. We strive to limit our exposure through “natural” hedging, i.e., by matching levels of assets and liabilities in any given currency. The remaining exposure is substantially covered by the use of derivative instruments. To the extent possible, this is done on a consolidated basis.

Net exposure as of December 31, 2012 (in USD, millions)
GBP/ USD	372
HUF/USD	362
USD/ CAD	255
EUR/HUF	173
EUR/CHF	145
CZK/USD	136
USD/ RUB	129
HRk/RUB	113
NIS/USD	105
USD/CHF	104
HRk/USD	104
CZK/EUR	85
EUR/RON	66
EUR/ GBP	57
EUR/RUB	56
USD/PLN	52

Total	2,314

Notes

1.	The table presents only exposures above $50 million.

2.	Net exposure is the sum of the absolute value figures.

3.	The first currency in the table is the liability, the second is the asset.

4.	Most of the functional currencies are the local currencies other than Israel, where Teva uses the U.S. dollar as the functional currency.

5.	The above exposure does not include shareholder’s equity exposure.

Cash Flow Exposure

Total revenues amounted to $20.3 billion in 2012. Of these revenues, 54% were in U.S. dollars, 18% in euros, 4% in Japanese yen and the rest in other currencies, none of which accounted for more than 4% of total revenues in 2012. In most currencies, we record expenses against these revenues.

In certain currencies, primarily the euro, our expected revenues exceed our expected expenses. Conversely, in other currencies, primarily the new Israeli shekel and the Hungarian forint, our expected expenses are higher than our expected revenues. For those currencies which do not have a sufficient natural hedge within our operations, we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results.

In Europe, a significant portion of our profits may be at risk if the euro depreciates. In 2012, we entered into hedging transactions to protect our European subsidiaries from potential exposure resulting from the strengthening of the U.S. dollar against the euro in 2012 and 2013. In Israel, we are exposed to the risk of appreciation of the NIS against the U.S. dollar. Accordingly, in 2012, we entered into hedging transactions to reduce the exposure resulting from excess costs denominated in NIS.

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

Foreign Exchange Hedging

At December 31, 2012, we had long and short forwards and currency option contracts with corresponding value of approximately $1.9 billion and $265 million, respectively. At December 31, 2011, we had long and short forwards and currency option contracts with corresponding values of $2.2 million and $545 million, respectively.

The table below presents derivative instruments purchased to limit exposures to foreign exchange rate fluctuations for all exposure types, as of December 31, 2012.

Currency	Cross Currency	Hedging Value*		Fair Value		2012 Weighted Average Cross Currency Prices or Strike Prices
		2012	2011	2012	2011
	(U.S. dollars in millions)
Forward:
USD	HUF	359.0	346.0	(3.5)	(22.0)	218.60
GBP	USD	175.0	187.0	2.0	—	1.62
Euro	USD	113.0	40.0	(1.5)	—	1.30
Canadian dollar	USD	288.0	149.0	2.5	(1.0)	0.99
Swiss franc	EUR	145.0	29.0	0.5	—	1.21
Swiss franc	USD	126.0	87.0	(1.0)	(1.0)	0.92
Romanian leu	EUR	68.0	33.0	(1.0)	—	4.53
Russian ruble	USD	246.0	136.0	(6.0)	2.5	31.27

Options:
Czech koruna	USD	57.0	45.0	0.5	—	N/A
Euro	USD	50.0	91.0	—	(0.5)	1.32
GBP	USD	95.0	57.0	0.5	—	1.62

Total		1722.0	1200.0	(7.0)	(22.0)

*	The table presents only hedging transactions with a value above $50 million.

Interest Rate Risk Management

We raise capital through various debt instruments, including straight notes that bear a fixed or variable interest rate, syndicated bank loans bearing floating interest rates, securitizations and convertible debentures that bear a fixed interest rate. In some cases, as described below, we have swapped from a fixed interest rate to a floating interest rate, and vice versa, thereby reducing overall interest expenses or hedging risks associated with interest rate fluctuations.

In December 2012, we issued notes in an aggregate principal amount of $2.0 billion, including $1.3 billion 2.95% senior notes maturing in December 2022 and $0.7 billion 2.25% senior notes maturing in March 2020. We entered into interest rate swap agreements with respect to these 2.95% senior notes due 2022. As a result, we pay an effective interest rate of one month LIBOR plus an average 1.31% on the $1.3 billion principal amount instead of a fixed rate of 2.95% on such amount.

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

In March 2011, we issued notes in an aggregate principal amount of $0.75 billion, including $0.25 billion 1.7% senior notes maturing in March 2014. We entered into an interest rate swap agreement with respect to these notes, changing the interest rate from a fixed rate of 1.7% to a floating rate of LIBOR plus a spread of 0.39%.

In June 2010, in connection with the financing for the ratiopharm acquisition, we entered into an interest rate and cross-currency swap agreement with respect to the $1 billion of 3.0% fixed rate senior notes due 2015, converting the notes’ denomination from dollars to euros, resulting in an effective interest rate of 2.36% on the euro principal balance.

Our cash is invested in bank deposits and money market funds bearing an interest rate which is mostly dependent on floating rates. The bank deposits are spread among several banks, primarily international, U.S. and European banks. We also hold long term investments in the amount of $0.1 billion.

We currently hold two range accrual notes with a total face value of $100 million that pay high interest as long as LIBOR remains below a certain threshold.

Our indebtedness, the interest rate range it bears and its repayment schedule by currency as at December 31, 2012 are set forth in the table below in U.S. dollar equivalent terms, taking into account the above-described swap transactions.

Currency	Total Amount	Interest Rate Range		2013	2014	2015	2016	2017	2018 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
USD straight bonds	6,181	1.61%	7.20%	2,128	11		1,469		2,573
Euro	3,280	2.36%	3.85%			1,073			2,207
JPY	1,530	1.40%	2.27%	111	75	55	43	792	454
USD convertible debentures**	530	0.25%	0.50%	530
CHF	493		1.50%						493

Floating Rate:
USD	2,398	0.70%	1.45%	200	754	147			1,297
Euro	264	1.50%	2.36%	*	*	263
JPY	35	0.52%	0.70%	35
Others	7	0.25%	2.50%	1	*	*	*		4

Total:	14,718			3,006	840	1,539	1,513	792	7,028

*	Represents an amount of less than $0.5 million.
**	0.25% $530 convertible senior debentures were classified under short term debt.

ITEM 12D:	DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

Set forth below is a summary of the deposit agreement, as amended, among Teva, JPMorgan Chase Bank N.A. as depositary, which we refer to as the depositary, and the holders from time to time of ADSs. This summary is not complete and is qualified in its entirety by the deposit agreement, a copy of which has been filed as an exhibit to the Registration Statement on Form F-6 filed with the SEC on October 30, 2012. Additional copies of the deposit agreement are available for inspection at the principal office of the depositary, One Chase Manhattan Plaza, New York, New York, 10005.

American Depositary Shares and Receipts

Each ADS represents one ordinary share of Teva deposited with the custodian. ADSs may be issued in uncertificated form or may be evidenced by an American Depositary Receipt, or ADR. ADRs evidencing a specified number of ADSs are issuable by the depositary pursuant to the deposit agreement.

Deposit and Withdrawal of Ordinary Shares

The depositary has agreed that, upon deposit with the custodian of ordinary shares of Teva accompanied by an appropriate confirmation or confirmations of a book-entry transfer or instrument or instruments of transfer or endorsement in a form satisfactory to the custodian and any certificates as may be required by the depositary or the custodian, the depositary will execute and deliver at its principal office, upon payment of the fees, charges and taxes provided in the deposit agreement, to or upon the written order of the person or persons entitled thereto, uncertificated securities or an ADR registered in the name of such person or persons for the number of ADSs issuable with respect to such deposit.

Every person depositing ordinary shares under the deposit agreement shall be deemed to represent and warrant that such ordinary shares are validly issued, fully paid and non-assessable ordinary shares and that such person is duly authorized to make such deposit, and that the deposit of such ordinary shares or sale of ADSs by such person is not restricted under the Securities Act.

Upon surrender of ADSs at the principal office of the depositary, and upon payment of the fees provided in the deposit agreement, ADS holders are entitled to delivery to them or upon their order at the principal office of the custodian or at the principal office of the depositary of certificates representing the ordinary shares and any other securities, property or cash represented by the surrendered ADSs. Delivery to the principal office of the depositary shall be made at the risk and expense of the ADS holder surrendering ADSs.

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

Dividends, Other Distributions and Rights

The depositary shall, as promptly as practicable, convert or cause to be converted into U.S. dollars, to the extent that in its judgment it can reasonably do so and transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars that it or the custodian receives in respect of the deposited ordinary shares, and to distribute the amount received, net of any fees of the depositary and expenses incurred by the depositary in connection with conversion, to the holders of ADSs. The amount distributed will be reduced by any amounts to be withheld by Teva or the depositary for applicable taxes, net of expenses of conversion into U.S. dollars. For a more detailed discussion regarding tax considerations, you should carefully review the section above entitled “—U.S. Federal Income Tax Considerations.” If the depositary determines that any foreign currency received by it or the custodian cannot be so converted on a reasonable basis and transferred, or if any required approval or license of any government or agency is denied or not obtained within a reasonable period of time, the depositary may distribute such foreign currency received by it or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of the ADS holders. If any conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the holders of ADSs entitled thereto, the depositary may make such conversion and distribution in U.S. dollars to the extent permissible to such holders of ADSs and may distribute the balance of the currency received by the depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of such holders of ADSs.

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

If Teva offers or causes to be offered to the holders of ordinary shares any rights to subscribe for additional ordinary shares or any rights of any other nature, the depositary, after consultation with Teva, shall have discretion as to the procedure to be followed in making such rights available to holders of ADSs or in disposing of such rights for the benefit of such holders and making the net proceeds available to such holders or, if the depositary may neither make such rights available to such holders nor dispose of such rights and make the net proceeds available to such holders, the depositary shall allow the rights to lapse; provided, however, that the depositary will, if requested by Teva, take action as follows:

•

if at the time of the offering of any rights the depositary determines at its discretion that it is lawful and feasible to make such rights available to all holders of ADSs or to certain holders of ADSs but not other holders of ADSs, the depositary may distribute to any holder of ADSs to whom it determines the distribution to be lawful and feasible, on a pro rata basis, warrants or other instruments therefore in such form as it deems appropriate; or

•

if the depositary determines at its discretion that it is not lawful and feasible to make such rights available to certain holders of ADSs, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the holder of ADSs to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees of the depositary and all taxes and governmental charges) for the account of such holders of ADSs otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such holders of ADSs because of exchange restrictions or the date of delivery of any ADS or otherwise.

In circumstances in which rights would not otherwise be distributed, if a holder of ADSs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such holder, the depositary will make such rights available to such holder upon written notice from Teva to the depositary that Teva has elected at its sole discretion to permit such rights to be exercised and such holder has executed such documents as Teva has determined at its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the depositary from such holder to exercise such rights, upon payment by such holder to the depositary for the account of such holder of an amount equal to the purchase price of the ordinary shares to be received upon the exercise of the rights, and upon payment of the fees of the depositary as set forth in such warrants or other instruments, the depositary shall, on behalf of such holder, exercise the rights and purchase the ordinary shares, and Teva shall cause the ordinary shares so purchased to be delivered to the depositary on behalf of such holder. As agent for such holder, the depositary will cause the ordinary shares so purchased to be deposited under the deposit agreement, and shall issue and deliver to such holder legended ADRs or confirmations with respect to uncertificated ADSs, restricted as to transfer under applicable securities laws.

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

Reports and Other Communications

Teva will furnish to the depositary and the custodian all notices of shareholders’ meetings and other reports and communications that are made generally available to the holders of ordinary shares and English translations of the same. The depositary will make such notices, reports and communications available for inspection by ADS holders at its principal office when furnished by Teva pursuant to the deposit agreement and, upon request by Teva, will mail such notices, reports and communications to ADS holders at Teva’s expense.

Voting of the Underlying Ordinary Shares

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of ordinary shares, if requested in writing, the depositary shall, as soon as practicable thereafter, mail to the ADS holders a notice containing:

•	such information as is contained in the notice received by the depositary;

•

a statement that the holders of ADSs as of the close of business on a specified record date will be entitled, subject to applicable law and the provisions of Teva’s memorandum and articles of association, as amended, to instruct the depositary as to the exercise of voting rights, if any, pertaining to the amount of ordinary shares represented by their respective ADSs; and

•

a statement as to the manner in which such instructions may be given, including, when applicable, an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by Teva.

Upon the written request of an ADS holder on such record date, received by the ADR department of the depositary (the address of which shall be provided to the owners by the depositary in the notice described above) on or before the time the date established by the depositary for such purpose, the depositary shall endeavor, insofar as is practicable and permitted under applicable law and the provisions of Teva’s memorandum and articles of association, as amended, to vote or cause to be voted the amount of ordinary shares represented by the ADSs in accordance with the instructions set forth in such request. If no instructions are received by the depositary from a holder of an ADS, the depositary shall give a discretionary proxy for the ordinary shares represented by such holder’s ADS to a person designated by Teva. The depositary may, to the extent not prohibited by the deposit agreement, law or regulation or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the owners a notice that provides owners with instructions on how to retrieve such materials or receive such materials upon request.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the terms of the deposit agreement may at any time be amended by written agreement between Teva and the depositary, without the consent of the ADS holders. Any amendment that imposes or increases any fees or charges (other than taxes or other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of holders of ADSs shall, however, not become effective until the expiration of thirty days after notice of such amendment has been given to the holders of outstanding ADSs. Every holder of an ADS at the time such amendment becomes effective will be deemed, by continuing to hold such ADS, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby. In no event will any amendment impair the right of any ADS holder to surrender the ADSs held by such holder and receive therefore the underlying ordinary shares and any other property represented thereby, except in order to comply with mandatory provisions of applicable law. However, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or any receipt to ensure compliance therewith, Teva and the depositary may amend or supplement the deposit agreement and the receipts at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to owners or within any other period of time as required for compliance.

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

At any time after the expiration of one year from the date of termination, the depositary may sell the underlying ordinary shares and hold uninvested the net proceeds, together with any cash then held by it under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that have not theretofore surrendered their ADSs, and such holders shall become general creditors of the depositary with respect to such net proceeds. After making such sale, the depositary shall be discharged from all obligations under the deposit agreement, except to account for net proceeds and other cash (after deducting fees of the depositary) and except for obligations for indemnification set forth in the deposit agreement. Upon the termination of the deposit agreement, Teva will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

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

•

a fee $0.02 or less per ADS annually for depositary services performed by the depositary and/or the custodian (which may be charged directly to the owners or which may be withheld from cash distributions, at the sole discretion of the depositary).

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

General

Neither the depositary nor Teva nor any of their respective directors, employees, agents or affiliates will be liable to the holders of ADSs if any present or future law, rule, or regulation of the United States, Israel or any other country or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of Teva’s memorandum and articles of association, any act of God, war, terrorism or other circumstance beyond its control shall prevent or delay or shall cause any of them to be subject to any civil or criminal charges in connection with any act which the deposit agreement or a receipt provides shall be done or performed by it or them or by reason of any exercise or failure to exercise any discretion given it in the deposit agreement or a receipt. The deposit agreement contains certain additional limitations of the depositary’s liability. The obligations of Teva and the depositary under the deposit agreement are expressly limited to performing their obligations specifically set forth in the deposit agreement without negligence, bad faith or willful misconduct.

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

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2012, Teva’s internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm. Teva’s internal control over financial reporting as of December 31, 2012 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under “Item 18—Financial Statements” on page F-2 of this annual report.

(d) Changes in Internal Control over Financial Reporting. There were no changes to Teva’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16:	[RESERVED]

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERTS

Teva’s Board of Directors has determined that Prof. Dafna Schwartz, Mr. Joseph Nitzani and Mr. Erez Vigodman, members of its audit committee, are “audit committee financial experts”, as defined by applicable SEC regulations, and are independent in accordance with applicable SEC and NYSE regulations.

ITEM 16B:	CODE OF ETHICS

Teva has adopted a code of business conduct applicable to its directors, executive officers, and all other employees. A copy of the code is available to every Teva employee on Teva’s intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a current report on Form 6-K or on Teva’s website. The Board has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee. Teva has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for overseeing its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2012 and 2011 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2012	2011
	(U.S. $ in thousands)
Audit Fees	$11,949	$12,981
Audit-Related Fees	1,125	2,122
Tax Fees	7,700	7,504
All Other Fees	1,342	1,357

Total	$22,116	$23,964

The audit fees for the years ended December 31, 2012 and 2011 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2012 and 2011, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2012 and 2011 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2012 and 2011 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2012 and 2011 were for general guidance related to accounting issues, the purchase of accounting software and human resources benchmarking software and providing assistance in respect of a risk management program relating to one of the Company’s products.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 21, 2011, our Board of Directors authorized us to repurchase up to an aggregate amount of $3 billion of our ordinary shares/ADSs. The repurchase program has no time limit and is expected to be completed over a three-year period. As of the end of 2012, we repurchased shares and ADSs for an aggregate amount of $1.2 billion, so that the outstanding amount available for purchase under this program is $1.83 billion.

Set forth below is a summary of the shares repurchased by us during 2012 under the December 2011 program, and the approximate dollar value of securities that may yet be purchased under this program:

	Number of shares purchased during the month (in thousands)	Average price paid per share (U.S. dollars)	Total number of shares purchased (in thousands)	Approximate dollar value of securities remaining that may be purchased (in millions)
February 2012	6,573	$44.60	6,573	$2,707
March 2012	5,358	$44.75	11,931	$2,467
May 2012	2,386	$38.98	14,317	$2,374
June 2012	1,061	$38.28	15,378	$2,333
December 2012	12,726	$39.58	28,104	$1,829

Total	28,104	$41.64	28,104	$1,829

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G:	CORPORATE GOVERNANCE

Teva complies with all corporate governance standards applicable to Teva under Israeli, U.S., SEC and NYSE laws and regulations.

ITEM 16H:	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Amendment to Memorandum of Association (1)(3)

1.3	Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated November 5, 2012, among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank N.A., as depositary, and the holders from time to time of shares (5)

2.2	Form of American Depositary Receipt (5)

2.3	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.4	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.5	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.6	Form of Global Debentures (included in Exhibits 2.4 and 2.5)

2.7	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (7)

2.8	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (7)

2.9	Form of Global Notes (included in Exhibit 2.8)

2.10	Senior Indenture, dated as of March 21, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.11	First Supplemental Senior Indenture, dated as of March 21, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.12	Form of Global Notes (included in Exhibit 2.11)

2.13	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.14	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.15	Forms of Global Notes (included in Exhibit 2.14)

2.16	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.17	Form of Global Notes (Included in Exhibit 2.16)

2.18	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.19	First Supplement Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.20	Forms of Global Notes (included in Exhibit 2.19)

2.21	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.22	Forms of Global Notes (included in Exhibit 2.21)

2.23	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.24	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.25	Form of Global Notes (included in Exhibit 2.24)

2.26	Second Supplemental Senior Indenture, dated as of April 4, 2012, by and among Teva Pharmaceutical Finance IV B.V, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (11)

2.27	Form of Global Notes (included in Exhibit 2.25)

2.28	Permanent Global Certificate, dated as of April 25, 2012 and the Terms of the CHF 450,000,000 1.5% Notes due 2018 (12)

2.29	Guarantee, dated as of April 25, 2012, by Teva Pharmaceutical Industries Limited (12)

2.30	Amended and Restated Senior Unsecured Revolving Credit Agreement dated as of June 13, 2011 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Capital Services Switzerland GmbH, as borrowers, Citibank, N.A., as administrative agent and HSBC Bank PLC, as documentation agent, the Lenders party thereto (13)

2.31	Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement dated as of March 28, 2012 among Teva Pharmaceutical Industries Limited, as guarantor, Teva Holdings GK, as initial borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and the Lenders party thereto (14)

2.32	Senior Unsecured Revolving Credit Agreement dated as of December 18, 2012 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Capital Services Switzerland GMBH, as borrowers, Citibank, N.A., as administrative agent and HSBC Bank PLC, as documentation agent and the Lenders party thereto (15)

2.33	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following financial information from Teva Pharmaceutical Industries Limited’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (ii) Consolidated Balance Sheets at December 31, 2012 and 2011; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

1.	English translation or summary from Hebrew original, which is the official version.
2.	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3.	Incorporated by reference to Teva’s Form 6-K filed on July 28, 2011.
4.	Incorporated by reference to Teva’s Form 6-K filed on November 1, 2012.
5.	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-184652).
6.	Incorporated by reference to Teva’s Registration Statement on Form 6-K filed on January 31, 2006.
7.	Incorporated by reference to Teva’s Form 6-K filed on June 18, 2010.
8.	Incorporated by reference to Teva’s Form 6-K filed on March 21, 2011.
9.	Incorporated by reference to Teva’s Form 6-K filed on November 10, 2011.
10.	Incorporated by reference to Teva’s Form 6-K filed on December 18, 2012.
11.	Incorporated by reference to Teva’s Form 6-K filed on April 4, 2012.
12.	Incorporated by reference to Teva’s Form 6-K filed on April 25, 2012.
13.	Incorporated by reference to Teva’s Form 6-K filed on July 28, 2011.
14.	Incorporated by reference to Teva’s Form 6-K filed on May 9, 2012.
15.	Incorporated by reference to Teva’s Form 6-K filed on December 20, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: February 12, 2013

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed integrated audits of Teva Pharmaceutical Industries Limited’s (the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2012.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2012 and 2011, and the results of their operations, changes in comprehensive income, changes in equity and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Tel-Aviv, Israel February 12, 2013	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Year ended December 31,
	2012	2011	2010
Net revenues	$20,317	$18,312	$16,121
Cost of sales	9,665	8,797	7,056

Gross profit	10,652	9,515	9,065
Research and development expenses—net	1,356	1,095	951
Selling and marketing expenses	3,879	3,478	2,968
General and administrative expenses	1,238	932	865
Impairments, loss contingencies, restructuring and others—net	1,974	901	410

Operating income	2,205	3,109	3,871
Financial expenses—net	386	153	225

Income before income taxes	1,819	2,956	3,646
Provision for income taxes	(137)	127	283
Share in losses of associated companies—net	46	61	24

Net income	1,910	2,768	3,339
Net income (loss) attributable to non-controlling interests	(53)	9	8

Net income attributable to Teva	$1,963	$2,759	$3,331

Earnings per share attributable to Teva:
Basic	$2.25	$3.10	$3.72

Diluted	$2.25	$3.09	$3.67

Weighted average number of shares (in millions):
Basic	872	890	896

Diluted	873	893	921

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

	Year ended December 31,
	2012	2011	2010
Net income	$1,910	$2,768	$3,339
Other comprehensive income (loss), net of tax:
Currency translation adjustment	632	(844)	(145)
Unrealized gain (loss) on derivative financial instruments	(63)	40	(70)
Unrealized gain (loss) from available-for-sale securities	65	(115)	37
Other	(60)	(23)	(27)

Total other comprehensive income (loss)	574	(942)	(205)

Total comprehensive income	2,484	1,826	3,134
Comprehensive income (loss) attributable to the non-controlling interests	(51)	6	8

Comprehensive income attributable to Teva	2,535	1,820	3,126

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$2,879	$1,096
Accounts receivable	5,572	6,213
Inventories	5,502	5,012
Deferred income taxes	1,142	966
Other current assets	1,260	1,166

Total current assets	16,355	14,453
Other non-current assets	1,338	1,133
Property, plant and equipment, net	6,315	5,947
Identifiable intangible assets, net	7,745	10,316
Goodwill	18,856	18,293

Total assets	$50,609	$50,142

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$3,006	$4,280
Sales reserves and allowances	4,934	4,428
Accounts payable and accruals	3,376	3,572
Other current liabilities	1,572	1,396

Total current liabilities	12,888	13,676
Long-term liabilities:
Deferred income taxes	1,849	2,610
Other taxes and long term payables	1,293	1,277
Senior notes and loans	11,712	10,236

Total long term liabilities	14,854	14,123

Commitments and contingencies, see note 12
Total liabilities	27,742	27,799

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; December 31, 2012 and December 31, 2011: authorized 2,500 million shares; issued 944 million shares and 942 million shares, respectively	50	50
Additional paid-in capital	13,474	13,374
Retained earnings	12,346	11,284
Accumulated other comprehensive loss	(17)	(589)
Treasury shares as of December 31, 2012 and December 31, 2011—87 million ordinary shares and 59 million ordinary shares, respectively	(3,085)	(1,924)

	22,768	22,195

Non-controlling interests	99	148

Total equity	22,867	22,343

Total liabilities and equity	$50,609	$50,142

/S/ P. FROST	/S/ J. LEVIN
P. Frost	J. Levin
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Teva shareholders’ equity
	Ordinary shares
	Number of shares (in millions)	Stated value	Additional paid-in capital	Retained earnings	Accumulated other compre- hensive income (loss)	Treasury shares	Total Teva’s share- holders’ equity	Non- controlling interests	Total equity
		(U.S. dollars in millions)
Balance at January 1, 2010	923	$49	$12,880	$6,662	$555	$(924)	$19,222	$37	$19,259

Changes during 2010:
Comprehensive income				3,331	(205)		3,126	8	3,134
Conversion of convertible senior debentures	3	*	92				92		92
Exercise of options and RSUs by employees	7	*	180				180		180
Stock-based compensation expense			80				80		80
Dividends				(668)			(668)	(5)	(673)
Acquisition of non-controlling interests							—	15	15
Treasury shares						(99)	(99)		(99)
Other	4	*	14				14		14

Balance at December 31, 2010	937	49	13,246	9,325	350	(1,023)	21,947	55	22,002

Changes during 2011:
Comprehensive income				2,759	(939)		1,820	6	1,826
Exercise of options and RSUs by employees	3	*	71				71		71
Conversion of convertible senior debentures	2	*	12				12		12
Stock-based compensation expense			91				91		91
Dividends				(800)			(800)		(800)
Non-controlling interests arising from business combinations								129	129
Acquisition of non-controlling interests			(55)				(55)	(20)	(75)
Disposition of non-controlling interests								(15)	(15)
Treasury shares						(901)	(901)		(901)
Other	*	1	9				10	(7)	3

Balance at December 31, 2011	942	50	13,374	11,284	(589)	(1,924)	22,195	148	22,343

Changes during 2012:
Comprehensive income				1,963	572		2,535	(51)	2,484
Exercise of options and RSUs by employees	2	*	14				14		14
Stock-based compensation expense			82				82		82
Dividends				(901)			(901)		(901)
Treasury shares						(1,161)	(1,161)		(1,161)
Other	*	*	4				4	2	6

Balance at December 31, 2012	944	$50	$13,474	$12,346	$(17)	$(3,085)	$22,768	$99	$22,867

*	Represents an amount of less than 0.5 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Year ended December 31,
	2012	2011	2010
Operating activities:
Net income	$1,910	$2,768	$3,339
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,708	1,069	977
Impairment of long lived assets	1,071	201	124
Deferred income taxes—net and uncertain tax positions	(690)	(500)	(199)
Net change in operating assets and liabilities	414	594	(205)
Stock-based compensation	82	91	80
Research and development in process	73	15	18
Gain from sale of long lived assets and investments	(3)	(72)	(55)
Gain from revaluation of investments	—	(135)	—
Other non-cash items	7	103	57

Net cash provided by operating activities	4,572	4,134	4,136

Investing activities:
Purchases of property, plant and equipment	(1,104)	(1,053)	(710)
Proceeds from sales of long lived assets and investments	264	279	700
Purchases of investments and other assets	(201)	(217)	(436)
Acquisitions of subsidiaries, net of cash acquired	—	(6,561)	(4,951)
Other investing activities	(93)	(49)	(58)

Net cash used in investing activities	(1,134)	(7,601)	(5,455)

Financing activities:
Proceeds from senior notes—net	3,783	5,723	2,492
Net change in short-term credit	(2,492)	(124)	626
Repayment of long-term loans and other long-term liabilities	(2,213)	(751)	(1,972)
Proceeds from long-term loans and other long-term liabilities	1,241	1,000	45
Purchases of treasury shares	(1,161)	(899)	(99)
Dividends paid	(855)	(800)	(668)
Proceeds from exercise of options by employees	14	71	180
Redemption of convertible debentures	—	(814)	(45)
Purchase of non-controlling interest	—	(75)	—
Other financing activities	5	5	14

Net cash provided by (used in) financing activities	(1,678)	3,336	573

Translation adjustment on cash and cash equivalents	23	(21)	(1)

Net change in cash and cash equivalents	1,783	(152)	(747)
Balance of cash and cash equivalents at beginning of year	1,096	1,248	1,995

Balance of cash and cash equivalents at end of year	$2,879	$1,096	$1,248

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in millions)

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2012	2011	2010
Interest paid	$297	$230	$186

Income taxes paid, net of refunds	$614	$276	$354

Net change in operating assets and liabilities:

	Year ended December 31,
	2012	2011	2010
Accounts receivable net of sales reserves and allowances	$936	$701	$55
Inventories	(511)	(762)	(124)
Inventory step-up	62	352	108
Other current assets	(54)	(240)	51
Accounts payable and accruals and other current liabilities	(19)	543	(295)

	$414	$594	$(205)

As disclosed in note 11, in 2012, 2011 and 2010, $0.3 million, $12 million and $136 million, respectively, principal amount of convertible senior debentures were converted into approximately 9 thousand, 2 million and 3 million Teva shares, respectively.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Parent Company”), headquartered in Israel, together with its subsidiaries and associated companies (the “Company”, “Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of pharmaceuticals. The majority of the Group’s revenues are in the United States and Europe. The Group’s main manufacturing facilities are located in Israel, Hungary, United States, Germany, Canada, Japan, Ireland, the United Kingdom, the Czech Republic, Croatia and Poland.

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Functional currency

A major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of certain subsidiaries and associated companies is their local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year. Differences resulting from translation are presented in the consolidated statements of comprehensive income.

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to uncertain tax positions, intangible assets, purchase price allocation on acquisitions, contingencies, valuation of goodwill and sales and reserves allowances.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and Variable Interest Entities (“VIEs”) for which the Company is considered the primary beneficiary.

Intercompany transactions and balances are eliminated in consolidation; profits from intercompany sales, not yet realized outside the Group, are also eliminated.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

c.	Investee companies:

Investments in entities in which the Company has a significant influence are accounted for using the equity method and included within “other non-current assets”. Under the equity method, the Company generally recognizes its proportionate share of income or loss of the entity. Other non-marketable equity investments are carried at cost. The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

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

Marketable securities consist mainly of money market funds, debt securities and equity securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When debt securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income.

For declines in the fair value of equity securities that are considered other-than-temporary, impairment losses are charged to financial expense, net. The Company considers available evidence in evaluating potential impairments of its investments, including the duration and extent to which fair value is less than cost, and for equity securities, the Company’s ability and intent to hold the investment for the length of time necessary to allow for the recovery of the market value. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in financial expense, net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income. Realized gains and losses for both debt and equity securities are included in financial expense, net.

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

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually per reporting unit at the end of each year, or whenever events or circumstances present an indication of impairment.

The Company applies the FASB’s guidance when testing goodwill for impairment, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. If the Company performs a qualitative assessment and concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

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

Indefinite life intangible assets are mainly comprised of trade names and research and development in-process. Indefinite life intangible assets are not amortized but rather are tested for impairment annually at December 31 of each year, or whenever events or circumstances present an indication of impairment.

Research and development in-process acquired in a business combination is capitalized. Upon initial recognition, these assets are treated similarly to indefinite life intangible assets until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are tested for impairment annually at the end of each year, or whenever events or circumstances present an indication of impairment. Upon completion of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development efforts are impaired.

j.	Contingencies:

The Company and certain of its subsidiaries are involved in various patent, product liability, consumer, commercial, and environmental claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for these type of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. We record anticipated recoveries under existing insurance contracts that are probable of occurring and at the gross amount that is expected to be collected.

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

The Company tests long-lived intangible and tangible assets, other than goodwill, for impairment, whenever events or circumstances present an indication of impairment. For indefinite life intangible assets, the impairment test is performed annually, and consists of a comparison of the fair value of the intangible assets to their carrying amounts. When required, the Company records charges for impairment of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets (see also notes 6, 7 and 17).

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

n.	Treasury shares:

Treasury shares are presented as a reduction of Teva shareholders’ equity and carried at their cost to Teva, under “Treasury shares”.

o.	Stock-based compensation:

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

p.	Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

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

Other revenues, which include royalty income and income from services, amounted to $438 million, $383 million and $162 million in the years ended December 31, 2012, 2011 and 2010, respectively.

q.	Research and development:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

r.	Shipping and handling costs:

Shipping and handling costs, which amounted to $230 million, $236 million and $202 million for the years ended December 31, 2012, 2011 and 2010, respectively, are included in selling and marketing expenses.

s.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 were $337 million, $248 million and $243 million, respectively.

t.	Deferred income taxes:

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred income taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred income tax assets will not be realized. Deferred income tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) Amounts of tax-exempt income generated from the Company’s current Approved Enterprises and unremitted earnings from foreign subsidiaries retained for reinvestment in the Group (see note 14f).

u.	Earnings per share:

Basic earnings per share are computed by dividing the net income attributable to Teva by the weighted average number of ordinary shares (including fully vested RSUs) outstanding during the year, net of treasury shares.

In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested RSUs granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures.

v.	Concentration of credit risks:

Most of Teva’s cash, cash equivalents and marketable securities (which amounted to $3.1 billion at December 31, 2012) were deposited with European, U.S. and Israeli banks and financial institutions and were comprised mainly of cash deposits.

The pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. The

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

U.S. market constitutes approximately 51% of our consolidated revenues and a relatively small portion of total trade accounts net of sales reserves and allowances. The exposure of credit risks relating to other trade receivables is limited, due to the relatively large number of group customers and their wide geographic distribution. Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

w.	Derivatives:

Teva carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts, written and purchased currency options and swaps). The transactions are designed to hedge the Company’s currency exposure and interest exposure.

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

For derivatives that qualify as cash-flow hedges, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income.

For derivatives that do not qualify for hedge accounting, the cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

For derivatives that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

x.	Fair value measurement:

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

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value. See note 3.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

y.	Collaborative arrangements:

Collaborative agreements are contractual arrangements in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. See note 2(12).

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

z.	Segment reporting:

Teva evaluates its organizational structure under a notion of “One Teva” with functional based units of a front-end (products offerings) and back-end (supply, operations and research and development) unified organization. Accordingly, Teva concluded that it has one operating segment. Entity-wide disclosures on net revenues and property, plant and equipment are presented in note 18.

aa.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

ab.	Recently issued accounting pronouncements:

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment,” which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that an entity should consider in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. Teva believes that the adoption of this standard will not have a material impact on its consolidated statements.

In December 2011, the FASB issued Accounting Standard Update No. 2011-11, “Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,” which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued Accounting Standard Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” Teva believes that the adoption of both the standard and the update will not have a material impact on Teva’s consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 2—CERTAIN TRANSACTIONS:

1) Sale of animal health unit:

On September 14, 2012, Teva entered into an agreement to sell its U.S.-based animal health unit for up to $145 million. The purchase price included a payment of $50 million at closing and up to $91 million in milestone payments. The transaction closed in January 2013 and has not materially affected our financial results.

2) South Korea venture:

In December 2012, Teva entered into an agreement with Handok Pharmaceutical Co. (“Handok”), Ltd. to form a business venture in South Korea, allowing Teva to gain entrance into the Korean pharmaceutical market. Teva will contribute its global resources, with responsibilities for manufacturing and supplying a wide range of affordable and innovative medicines, and Handok’s primary responsibility will be in sales and marketing, distribution, and regulatory affairs. Under the terms of the agreement, we will have a voting split of 60% and 40% and a profit split of 51% and 49% to Teva and Handok, respectively. This agreement had no effect on our 2012 financial results.

3) Xenon:

On December 11, 2012, Teva entered into a collaborative development and exclusive worldwide license for XEN402 with Xenon Pharmaceuticals Inc. (“Xenon”). XEN402 is currently in clinical development for a variety of painful disorders. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States.

4) Acquisition of Neurosearch A/S assets:

On October 25, 2012, Teva acquired from NeuroSearch A/S (“NeuroSearch”), a Danish company, the rights, assets and obligations relating to Huntexil® (pridopidine/ACR16), a drug candidate being developed for the symptomatic treatment of hand movement, balance and gait disturbances in Huntington’s disease. Under the agreement, Teva paid NeuroSearch approximately $26 million. Regulatory and commercialization milestone payments may result in additional payments of approximately $10 million to NeuroSearch.

5) PGT Consumer Healthcare:

In November 2011, we formed PGT Healthcare, a consumer healthcare joint venture with The Procter & Gamble Company (“P&G”). Headquartered in Geneva, Switzerland, the joint venture focuses on branded OTC medicines in categories such as cough/cold and allergy, digestive wellness, vitamins, minerals and supplements, analgesics and skin medications, and operates in all markets outside North America. Its leading brands are Vicks®, Metamucil®, Pepto-Bismol®, and ratiopharm. The joint venture also develops new brands for the North American market and certain global markets. PGT Healthcare’s strengths include P&G’s strong brand-building, consumer-led innovation and go-to-market capabilities; our broad geographic reach, experience in R&D, regulatory and manufacturing expertise and extensive portfolio of products, and each company’s scale and operational efficiencies.

We own 49% of the joint venture, and P&G holds a controlling financial interest of 51%. We recognize profits of the joint venture based on our ownership percentage. The joint venture has certain independent operations and contracts for other services from its two partners in an effort to leverage their scale and capabilities and thereby maximize efficiencies. Such services include research and development, manufacturing,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

sales and distribution, administration and other services, provided under agreements with the joint venture. The partners have certain rights to terminate the joint venture after seven years and earlier under other circumstances. As of December 2012, the OTC products of Cephalon (Mepha) were included in the joint venture.

6) Cephalon acquisition:

In October 2011, Teva acquired Cephalon, Inc. (“Cephalon”) for total cash consideration of $6.5 billion. Cephalon was a global biopharmaceutical company with a strong marketed portfolio and a pipeline of branded products. The acquisition diversified Teva’s specialty portfolio and enhanced Teva’s late-stage innovative pipeline.

The acquisition was financed by borrowing under credit facilities and by the issuance of long term debt. See note 10.

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

At the closing, Cephalon had contingent consideration liabilities related to future milestones payments due to the acquisition of Gemin X Pharmaceuticals, Inc. in April 2011, the acquisition of Ception Therapeutics, Inc. in February 2010, the acquisition of BioAssets Development Corporation in November 2009, and the inclusion of Alba Therapeutics Corporation in February 2011. The aggregate fair value amount of Cephalon’s contingent consideration liabilities at the date of the Cephalon acquisition was $171 million.

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

The contingent consideration payments have been recorded as a liability, and their fair value is evaluated quarterly, or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The table below summarizes the fair value of assets acquired, liabilities assumed and resulting goodwill in Cephalon.

U.S. $ in millions
Current assets	$2,850
Investment and non-current assets	426
Property, plant and equipment	359
Identifiable intangible assets:
Existing product rights and trade name	2,564
Research and development in-process	1,296
Goodwill	3,279

Total assets acquired	10,774

Current liabilities	832
Short term debt	2,082
Long-term liabilities, including deferred taxes	1,099
Contingent consideration	171

Total liabilities assumed	4,184

Non controlling interest	79

Net assets acquired	$6,511

Adjustments during the measurement period did not have a significant impact on Teva’s consolidated statements of income, balance sheets or cash flows and, therefore, we have not retrospectively adjusted our financial statements. Adjustments for identifiable intangible assets recognized during the measurement period reflected changes in the estimated fair value of certain acquired intangibles, principally in-process research and developed assets. The adjustments did not result from intervening events subsequent to the acquisition date.

An amount of $1,296 million of the purchase price was allocated to the estimated fair value of purchased research and development in-process that as of the closing date of the acquisition had not reached technological feasibility. This amount, upon initial recognition, has been treated as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned. See note 1i.

The research and development in-process related to ten products. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a discount rate of 13% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, among other key factors, which vary among the individual products. Material net cash inflows are expected to commence during 2015. During 2012, four of these ten products have been impaired as disclosed in note 17, and Synribo™ (omacetaxine) was launched during 2012.

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

An amount of $2,555 million of the purchase price was allocated to existing products. The Company is amortizing existing products over a range of periods of between 3 to 12 years. An amount of $9 million of the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

purchase price was allocated to a trade name. The excess of cost of acquisition over the fair value of net tangible and identifiable intangible assets on acquisition amounted to $3,279 million, and represented goodwill, which is primarily due to the expected synergies and economies of scale.

Below are certain unaudited pro forma combined statement of income data for the years ended December 31, 2011 and 2010, as if the acquisition of Cephalon had occurred on January 1, 2010 after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; (b) exclusion of $288 million of nonrecurring expense related to inventory step up in 2011 and inclusion of $355 million of nonrecurring expense in 2010; (c) estimated additional finance expenses due to: (i) borrowings under credit facilities from banks in connection with the acquisition; (ii) the issuance of senior notes in connection with the acquisition; (iii) elimination of Cephalon’s equity investment mark-to-market effect (an exclusion of income of $198 million and $8 million in 2011 and 2010 supplemental pro forma net income, respectively); and (iv) elimination of Cephalon’s finance expense relating to convertible debentures; (d) pharmaceutical products divested as part of the regulatory requirements for approving the deal; (e) elimination of intercompany sales; (f) elimination of net revenues related to the divestiture of certain overlapping products; and (g) elimination of net revenues and income related to Cephalon’s divested businesses (Middle East, Africa, Latin America and Asia); and (h) certain adjustments with regards to the amortization of Cephalon’s Provigil® product.

This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010 nor is it necessarily indicative of future results.

	Year ended December 31,
	2011	2010
	(U.S. $ in millions, except earnings per share)
	(Unaudited)
Net revenues	$20,443	$18,792

Net income attributable to Teva	$2,681	$2,907

Earnings per share:
Basic	$3.01	$3.24

Diluted	$3.00	$3.20

7) Japanese transactions:

In September 2011, Teva acquired all non-controlling interests of its investment in Taisho, as well as gained 100% control on its former equity investment in Teva-Kowa, for a total purchase price of $150 million. This acquisition, together with the Taiyo acquisition, enabled Teva to expand its Japanese operations.

In July 2011, Teva acquired all of Taiyo Pharmaceutical Industry Co. Ltd. (“Taiyo”) outstanding shares for $1,092 million in cash. Taiyo had developed a large portfolio of generic products in Japan with over 550 marketed products, and its advanced production facilities enabled it to produce a wide range of dosage forms on a large scale.

The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. Taiyo’s results of operations were included in Teva’s consolidated financial statements commencing July 2011.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Since April 2012, the majority of Teva’s Japan based companies have operated under a single company—Teva Seiyaku.

8) CureTech:

In September 2011, we exercised an option to invest $19 million in CureTech Ltd. (“CureTech”), a biotechnology company. We also agreed to make further investments in CureTech’s research and development activities. As a result of the option exercise, our ownership stake in CureTech increased from 33% to 75%. In January 2013, we announced the termination of our collaboration with CureTech. See also note 17.

9) Laboratoire Theramex acquisition:

In January 2011, Teva completed the acquisition of Laboratoire Theramex (“Theramex”), Merck KGaA’s European-based women’s health business, for €267 million in cash (approximately $355 million) and certain limited performance-based milestone payments. Theramex has a broad portfolio of women’s health and gynecology products sold in over 50 countries, primarily France and Italy.

10) Corporación Infarmasa acquisition:

In January 2011, Teva acquired Corporación Infarmasa (“Infarmasa”), a top ten pharmaceutical company in Peru, from The Rohatyn Group and Altra Investments. Infarmasa manufactures and commercializes branded and unbranded generic drugs, primarily corticosteroids, antihistamines, analgesics and antibiotics. Infarmasa’s product offerings have enhanced Teva’s portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Peru.

11) Ratiopharm acquisition:

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

An amount of $501 million of the purchase price was allocated to the estimated fair value of purchased research and development in-process that as of the closing date of the acquisition had not reached technological feasibility and had no alternative future use. This amount, upon initial recognition, has been treated as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned (refer to note 1i).

Research and development in-process related to approximately 42 products and product groups, which included one product with a value of approximately one third of the total value of research and development in-process. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a range of discount rates of between 10.5% and 15% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which vary among the individual products. Material net cash inflows are expected to commence during 2014. Of the 42 products and product groups mentioned above, through December 31, 2012, all products but two were launched in some markets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

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

An amount of $1,658 million of the purchase price was allocated to existing products. The Company is amortizing existing products over a period of approximately 10 years. An amount of $139 million of the purchase price was allocated to a trade name. The excess of cost of acquisition over the fair value of net tangible and identifiable intangible assets on acquisition amounted to $2,795 million, and represented goodwill.

Below is a certain unaudited pro forma statement of income data for the year ended December 31, 2010, as if the acquisition of ratiopharm had occurred on January 1, 2010, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; (b) estimated additional interest expense due to: (i) borrowings under the one year credit facilities from banks in connection with the acquisition; (ii) the issuance of senior notes in connection with the acquisition; (iii) elimination of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition; and (iv) elimination of financial expenses of $102 million resulting from the hedging of the euro-denominated purchase price for the acquisition; and (c) elimination of intercompany sales.

The pro forma information below is given in accordance with the accepted accounting standards at the date of the acquisition.

This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010, nor is it necessarily indicative of future results.

Year ended December 31, 2010
(U.S. $ in millions, except earnings per share)
(Unaudited)
Net revenues	$17,396

Net income attributable to Teva	$3,421

Earnings per share:
Basic	$3.82

Diluted	$3.76

12) Significant collaborative agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development cost or business risks. The Company’s most significant agreements of this nature are summarized below.

a)	With Lonza:

On January 20, 2009, Teva signed a definitive agreement with Lonza Group Ltd. to establish a joint venture to develop, manufacture and market a number of affordable, effective and safe generic equivalents of a selected portfolio of biologic pharmaceuticals. The joint venture commenced activities in May 2009.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Each of Teva and Lonza Group Ltd. has a 50% stake in the joint venture. Teva records its share of the joint venture under share in losses of associated companies—net.

b)	With Sanofi:

Teva has an agreement with Sanofi that had provided for the marketing of Copaxone® in Europe and other markets. Copaxone® was co-promoted with Sanofi in Germany, France, Spain, the Netherlands and Belgium, and was marketed solely by Sanofi in certain other European markets, Australia and New Zealand. In 2010, we assumed the distribution and marketing responsibilities for Copaxone® in the United Kingdom, the Czech Republic and Poland. On February 1, 2012, we assumed the marketing responsibilities for Copaxone® in all other European countries, and also in Australia and New Zealand effective March 1, 2012. Following termination, Sanofi is entitled to an agreed-upon termination consideration of 6% of the in-market sales of Copaxone® in the applicable countries for an additional two-year period. Although we have recorded higher revenues as a result of this change, we also became responsible for certain marketing and administrative expenses, which are no longer shared with Sanofi.

13) Agreements with related parties:

Teva leases 13,500 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the Board. The term of the lease extends until April 2015, with options to renew for two additional three-year terms. Annual rent was $305,000 until April 1, 2012 and $412,000 from April 1, 2012 to March 31, 2013, increasing 4% per year for the remainder of the initial term and each renewal term.

In December 2012, Teva entered into an agreement with Xenon Pharmaceuticals Inc. as discussed in note 2 (3). Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a shareholder and a member of the board of directors of Xenon.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a director of Teva, acquired a personal interest in, and became a member of the board of directors of, CTG Weld. In 2012, Teva engaged CTG Weld in connection with certain clinical studies, for overall charges of €1.3 million (approximately $1.7 million).

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc., a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. According to the agreement, Teva will fund the company’s R&D under the Research Agreement by the investment into the company of two tranches of $7.5 million each per target (the latter one being discretionary). The first tranche was invested by Teva in 2011. Dr. Phillip Frost, the Chairman of the board of directors of Teva, and Prof. Roger Kornberg, a member of the board, are both investors in and members of the board of directors of CoCrystal Discovery. Prof. Kornberg is also Chief Scientific Officer of CoCrystal Discovery.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 3—FAIR VALUE MEASUREMENT:

Financial items carried at fair value as of December 31, 2012 and 2011 are classified in the tables below in one of the three categories described in note 1x:

	December 31, 2012 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$331	$—	$—	$331
Cash deposits and other	2,548	—	—	2,548
Marketable securities:
Auction rate securities	—	—	32	32
Collateral debt obligations	—	—	1	1
Equity securities	72	—	—	72
Structured investment vehicles	—	100	—	100
Other—mainly debt securities	5	—	—	5
Derivatives:
Liability derivatives-mainly options and forward contracts	—	(29)	—	(29)
Interest rate and cross-currency swaps (liabilities)	—	(109)	—	(109)
Asset derivatives-mainly options and forward contracts	—	20	—	20
Interest rate swaps (assets)	—	4	—	4
Contingent consideration in connection with Cephalon acquisition	—	—	(131)	(131)

Total	$2,956	$(14)	$(98)	$2,844

	December 31, 2011 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$73	$—	$—	$73
Cash deposits and other	1,023	—	—	1,023
Marketable securities:
Auction rate securities	—	—	31	31
Collateral debt obligations	4	—	1	5
Equity securities	505	—	—	505
Structured investment vehicles	—	91	—	91
Other—mainly debt securities	20	—	—	20
Derivatives:
Liability derivatives—mainly options and forward contracts	—	(57)	—	(57)
Interest rate and cross-currency swaps (liabilities)	—	(53)	—	(53)
Asset derivatives—mainly options and forward contracts	—	17	—	17
Interest rate and cross currency swaps (assets)	—	25	—	25
Contingent consideration in connection with Cephalon acquisition	—	—	(171)	(171)

Total	$1,625	$23	$(139)	$1,509

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	2012	2011
	U.S. $ in millions
Carrying value as of January 1	$(139)	$78
Amount realized	(10)	(61)
Contingent consideration in connection with Cephalon acquisition	40	(171)
Net change to fair value:
Included in earnings—finance expense—net	4	22
Included in other comprehensive income (loss)	7	(7)

Carrying value as of December 31	$(98)	$(139)

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. In April 2010, the Company adopted an accounting pronouncement that changes the method for determining whether other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. At December 31, 2012 and 2011, the credit loss was $5 million and $164 million, respectively.

Financial Instruments Not Measured at Fair Value

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of the financial instruments that are measured on a basis other than fair value are presented in the table below:

	Estimated fair value*
	December 31,
	2012	2011
	U.S. $ in millions
Senior notes included under long term liabilities	$(10,494)	$(8,662)
Senior notes and convertible senior debentures included under short term liabilities	(2,870)	(1,555)

Fair value at the end of the period	$(13,364)	$(10,217)

*	The fair value was estimated based on quoted market prices, where available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 4—MARKETABLE SECURITIES:

1)	Available-for-sale securities: Comprised mainly of money market funds, debt securities and equity securities.

At December 31, 2012 and 2011, the fair value, amortized cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2012	$541	$533	$27	$19
December 31, 2011	$725	$836	$26	$137

2)	The marketable securities which are comprised substantially of available-for-sale money market funds, debt and equity securities, are classified as long-term or short-term based on the intended time of realizing the security.

Marketable securities are presented in the balance sheets as follows:

	December 31,
	2012	2011
	(U.S. $ in millions)
Cash and cash equivalents, mainly money market funds	$331	$75
Short-term investments	5	22
Other non-current assets	205	628

	$541	$725

3)	The contractual maturities of debt securities are as follows:

December 31, 2012
(U.S. $ in millions)
2013	$336
2014	—
2015	—
2016	—
2017	—
2018 and thereafter	133

$469

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 5—INVENTORIES:

Inventories consisted of the following:

	December 31,
	2012	2011
	(U.S. $ in millions)
Finished products	$2,871	$2,502
Raw and packaging materials	1,754	1,589
Products in process	751	781
Materials in transit and payments on account	126	140

	$5,502	$5,012

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2012	2011
	(U.S. $ in millions)
Machinery and equipment	$4,220	$3,857
Buildings	2,521	2,429
Computer equipment and other assets	1,196	1,063
Payments on account	726	574
Land*	475	453

	9,138	8,376
Less—accumulated depreciation	2,823	2,429

	$6,315	$5,947

*	Land includes long-term leasehold rights in various locations, with useful lives of between 30 and 99 years.

Following recent acquisitions, during 2011 the Company reassessed its estimates of the useful lives of property and machinery used in the determination of depreciation, based on management’s review of actual physical condition and usage, normal wear and tear, technological change, and industry practice. Following these changes in estimates, the estimated useful life of buildings was changed from a range of 25 to 50 years to an aggregate useful life of 40 years, and the estimated useful life of machinery was changed to a range of useful life of 15 to 20 years from a range of 7 to 15 years. The impact of the change in estimates is not material to the financial statements.

Depreciation expenses were $428 million, $358 million and $448 million in the years ended December 31, 2012, 2011 and 2010, respectively. During the years ended December 31, 2012 and 2011, we had impairment of property, plant and equipment in the amount of $190 million and $52 million, respectively, see note 17.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 7—GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS:

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(U.S. $ in millions)
Balance as of January 1	$18,293	$15,232
Changes during year:
Goodwill acquired*	302	3,358
Translation differences and other	261	(297)

Balance as of December 31	$18,856	$18,293

*	Represents adjustments made in 2012 to the goodwill of Cephalon, which was acquired in 2011, with respect to changes in estimates during the allocation period relating mainly to intangible assets, property, plant and equipment, sales reserves and allowances, equity investments and other accruals. These goodwill adjustments did not materially affect our 2012 opening balances.

b.	Identifiable intangible assets:

1.	Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	December 31,
	2012	2011	2012	2011	2012	2011
			(U.S. $ in millions)
Product rights	$9,983	$10,237	$3,429	$2,316	$6,554	$7,921
Trade names	258	251	55	34	203	217
Research and development in process	988	2,178	—	—	988	2,178

Total	$11,229	$12,666	$3,484	$2,350	$7,745	$10,316

2.	The weighted average life of product rights is approximately 10 years.

3.	Amortization of intangible assets amounted to $1,272 million, $707 million and $527 million in the years ended December 31, 2012, 2011 and 2010, respectively.

4.	Impairment of identifiable intangible assets amounted to $858 million, $143 million and $109 million in the years ended December 31, 2012, 2011 and 2010, respectively. See note 17.

5.	As of December 31, 2012, the estimated aggregate amortization of intangible assets for the years 2013 to 2017 is as follows: 2013—$1,117 million; 2014—$1,065 million; 2015—$801 million; 2016—$734 million and 2017—$730 million.

c .	As of December 31, 2012, 2011 and 2010, the Company determined that there was no impairment with respect to goodwill.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 8—SHORT TERM DEBT:

a.	Short term debt and current maturities of long term liabilities:

	December 31,
	2012	2011
	(U.S. $ in millions)
Banks and financial institutions	$45	$2,591
Convertible debentures (see note 11)	530	531
Current maturities of long term liabilities	2,431	1,158

Total	$3,006	$4,280

Loans were obtained from banks at a weighted average interest rate of 1.5% and 1.0% at December 31, 2012 and 2011, respectively.

b.	Lines of credit:

In January 2011, Teva entered into a new three-year $1.5 billion unsecured syndicated credit facility, which replaced the separate bilateral revolving credit agreements for an aggregate of $1.1 billion that Teva had entered into in 2009 and early 2010. This facility was amended to a $2.5 billion facility in June 2011.

In December 2012, Teva entered into a new five-year $3.0 billion unsecured syndicated credit facility, which replaced the separate bilateral revolving credit agreements for an aggregate of $2.5 billion that Teva had entered into in 2011.

NOTE 9—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2012	2011
	(U.S. $ in millions)
Accrued severance pay	$135	$131
Defined benefit plans	160	108

Total	$295	$239

As of December 31, 2012 and 2011, the Group had $134 million and $129 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability mainly in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

Most of the change in these obligations resulted from an actuarial decrease in the discount rate in several European countries.

The Company expects to contribute approximately $94 million in 2013 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The main terms of the different arrangements with employees are described in b. below.

b.	Terms of arrangements:

1)	Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Parent Company and its Israeli subsidiaries make ongoing deposits into employee pension plans to fund its severance liabilities. According to the general collective pension agreement in Israel, Company deposits with respect to employees who were employed by the Company after the agreement took effect are made in lieu of the Company’s severance liability, therefore no obligation is provided for in the financial statements. Severance pay liabilities with respect to employees who were employed by the Parent Company and its Israeli subsidiaries prior to the collective pension agreement effective date, and also employees who have special contractual arrangements, are provided for in the financial statements based upon the number of years of service and the latest monthly salary.

2)	Europe

Many of the employees in the Company’s European subsidiaries are entitled to a retirement grant when they leave. In the consolidated financial statements, the liability of the subsidiaries is accrued, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to a pension according to a defined benefit scheme providing benefits based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Independent certified actuaries value these schemes, the rates of contribution payable being determined by the actuaries. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services. The Company uses December 31 as the measurement date for most of its material defined benefit plans.

3)	North America

The Company’s North American subsidiaries mainly provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

4)	Latin America

The majority of the employees in Latin America are entitled to severance under local law. The severance payments are calculated based on service term and employee remuneration and accruals are maintained to reflect these amounts.

The Company expects to pay the following future minimum benefits to its employees: $22 million in 2013; $16 million in 2014; $13 million in 2015; $14 million in 2016; $17 million in 2017 and $96 million between 2018 to 2022. These amounts do not include amounts that might be paid to employees who cease working with the Company before their normal retirement age.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 10—SENIOR NOTES AND LOANS:

a.	Senior notes and loans consisted of the following:

	Interest rate as of December 31, 2012	December 31,
		2012	2011
	%	U.S. $ in millions
Senior notes (1)	0.8 to 6.15	$12,152	$9,317
Loans, mainly from banks (2)(3)	1 to 2.5	1,976	2,062
Debentures (3)	7.2	15	15

		14,143	11,394
Less—current portion (included under “short-term debt”)		(2,431)	(1,158)

		$11,712	$10,236

1)	During 2012, the Company issued the following senior notes (all guaranteed by Teva):

Issuer	Annual interest rate	Principal amount issued	Due
	%	(U.S. $ in millions)
Teva Pharmaceutical Finance IV B.V.*	2.875	$1,316	April 2019

Teva Pharmaceutical Finance V B.V.**	1.5	$493	October 2018

Teva Pharmaceutical Finance IV, LLC	2.25	$700	March 2020

Teva Pharmaceutical Finance Company B.V.***	2.95	$1,300	December 2022

*	Principal amount issued Euro 1 billion.
**	Principal amount issued CHF 450 million.
***	In December 2012, the Company entered into interest rate swap agreements with respect to these notes (see note 15).

In March 2011, a finance subsidiary of the Company issued an aggregate of $750 million principal amount of senior notes. All such notes are guaranteed by Teva.

In November 2011, finance subsidiaries of the Company issued an aggregate of $5.0 billion principal amount of senior notes. All such notes are guaranteed by Teva.

In June 2012, Teva redeemed $1.0 billion principal amount of its 1.5% senior notes due 2012.

In January 2013, Teva redeemed $1.0 billion principal amount of its 1.7% senior notes due 2014.

2)	The balance as of December 31, 2012 and 2011 is mainly composed of:

(i.)	Loans from the European Investment Bank (EIB) denominated in Euro (mainly) and USD in the amount of $410 million and $405 million, respectively. The loans are due in 2015 and bear interest determined on the basis of Euro LIBOR (mainly) and USD LIBOR.

(ii.)	A ¥100.5 billion senior unsecured fixed rate term loan credit agreement for 5 and 7 years with interest rates of 0.99% and 1.42%, respectively. In April 2012, Teva drew down the entire amount available under the facility ($1.2 billion) and repaid the borrowings used to finance the acquisition of Taiyo (approximately $1 billion).

(iii.)	Japan debt of $376 million mainly related to the Taiyo acquisition comprised of bank loans, capital leases and other loans.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

3)	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2012, the Company met all financial covenants.

b.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

c.	The required annual principal payments of long-term debt, starting with the year 2014, are as follows:

December 31, 2012
(U.S. $ in millions)
2014	$840
2015	1,539
2016	1,486
2017	792
2018 and thereafter	7,028

$11,685

As of December 31, 2012, the fair value of the interest rate swap transactions, which were terminated, included under senior notes and loans were $27 million.

The above does not include the convertible senior debentures described in note 11.

NOTE 11—CONVERTIBLE SENIOR DEBENTURES:

Convertible senior debentures amounted to $530 million and $531 million at December 31, 2012 and 2011, respectively, comprised primarily of the 0.25% convertible senior debentures due 2026. These convertible senior debentures include a “net share settlement” feature according to which the principal of the debenture will be paid in cash and in case of conversion, only the residual conversion value above the principal will be paid in Teva shares. Due to the “net share settlement” feature, these convertible senior debentures are classified in the balance sheet under short term debt and current maturities of long term debt. The earliest redemption by its holders is February 1, 2016.

NOTE 12—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Operating leases:

As of December 31, 2012, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2013—$99 million; 2014—$91 million; 2015—$59 million; 2016—$41 million; 2017—$36 million; 2018 and thereafter—$99 million.

The lease fees expensed in each of the years ended December 31, 2012, 2011 and 2010 were $132 million, $115 million and $90 million, respectively, of which an amount of less than $0.5 million, was to related parties in the years ended December 31, 2012, 2011 and 2010.

2)	Royalty commitments:

The Company is committed to pay royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

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

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

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

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which its products or manufacturing processes may infringe originator or third-party process patents. From time to time, Teva is also involved in litigation regarding patents in other countries where it does business. The laws concerning generic pharmaceuticals and patents differ from country to country.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.

The general rule for damages in patent infringement cases is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would be calculated based on the sales of Teva’s generic product. The amount of lost profits would be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, in some jurisdictions, such as the United States, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Although Teva currently has insurance coverage for certain products and types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or ultimately be found to relate to damages that are not covered by Teva’s policy, and insurance for additional products may be difficult to obtain. Furthermore, any insurance recovery would not be recognized for financial statement purposes until collection is assured.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available medicines continues to expand, the number of product liability claims asserted against Teva has increased. Teva maintains product liability insurance coverage in amounts and with terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Matters

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007. Following the launch, Lilly sued Teva Canada for patent infringement. In October 2009, the patent at issue (which expired in April 2011) was held by the Federal Court to be invalid. In July 2010, the Federal Court of Appeal set aside the judgment and sent back two grounds of invalidity for reconsideration. In November 2011, the Federal Court again held the patent to be invalid. Lilly’s subsequent appeal of the Federal Court’s reconsideration decision was heard and dismissed from the bench by the Federal Court of Appeal on September 10, 2012. On November 8, 2012, Lilly filed an application for leave to appeal the decision to the Supreme Court of Canada.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. Altana Pharma and Wyeth Pharmaceuticals (collectively, “Wyeth”) had previously sued Teva for patent infringement, and in September 2007, the United States District Court for the District of New Jersey had denied Wyeth’s motion for a preliminary injunction. In May 2009, the Court of Appeals for the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. Subsequently, a jury trial was held, and in April 2010, the jury returned a verdict finding that the patent, which Teva had infringed, was not invalid. In July 2010, the District Court denied Teva’s motion to overturn the verdict. Teva intends to appeal the jury verdict and the District Court’s decision, but cannot do so until after completion of the trial of the damages phase of the case, which is scheduled to begin June 3, 2013.

The patent at issue expired in July 2010, and Wyeth was granted pediatric exclusivity, which expired in January 2011. Teva’s sales of pantoprazole sodium tablets prior to January 2011 were approximately $1.1 billion.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

In January 2012, Wyeth filed confidential expert reports asserting claims for damages and prejudgment interest of approximately $2.1 billion. Wyeth has also asserted that Teva may be responsible for some or all of the damages allegedly caused by co-defendant Sun Pharmaceutical Industries, Ltd. Teva submitted its expert reports in April 2012, which estimated damages significantly below Wyeth’s assessment. Although Wyeth’s complaint alleged that defendants’ infringement was willful, its subsequent written discovery responses stated that it did not intend to seek increased damages for willful infringement. Teva vigorously disputes Wyeth’s claims as well as any liability for damages allegedly caused by Sun. Teva also disputes the amount of Wyeth’s alleged damages and will contend that any damages allegedly caused by Teva are substantially less than asserted by Wyeth. Various motions for partial summary judgment are pending which could have an effect on the outcome.

In light of a legal development in the third quarter of 2012 in an unrelated case pertaining to one of Teva’s patent infringement defenses, management recorded a provision in the amount of $670 million in the financial statements for this matter. Management estimates that the ultimate resolution of this matter could result in a loss of up to $1.4 billion in excess of the amount accrued.

***

Teva’s leading specialty medicine, Copaxone® (glatiramer acetate), which is responsible for a very significant contribution to Teva’s profits and cash flow from operations, faces patent challenges in various jurisdictions, including the United States and various European countries. In August 2008, following the submission by Sandoz Inc. and Momenta Pharmaceuticals, Inc. of an ANDA for a generic version of Copaxone®, Teva sued Sandoz, its parent Novartis AG and Momenta in the United States District Court for the Southern District of New York for infringement of four Orange Book patents, which expire on May 21, 2014. An additional five patents are at issue in the litigation, including one process patent that expires on September 1, 2015. This case has been consolidated with a subsequently-filed patent infringement suit against Mylan Laboratories and Natco Pharma Limited. In August 2011, the District Court issued its claim construction opinion, which adopted all relevant interpretations by Teva and rejected all of the interpretations put forth by Sandoz/Momenta and Mylan/Natco (collectively, the “Defendants”). A trial on inequitable conduct took place in June 2011, and a trial on validity and infringement took place in September 2011. On June 22, 2012, the District Court issued its trial decision, in which it upheld the validity and enforceability of the nine patents at issue and found that Defendants’ purported generic products would infringe all nine patents. As a result of this decision, on July 24, 2012, the District Court enjoined the FDA from granting final approval to the Defendants’ ANDAs prior to May 24, 2014, and enjoined the Defendants from selling their purported generic products until September 1, 2015. The Defendants have appealed the District Court’s rulings. The appellate briefing is ongoing.

In April 2012, Teva filed suit in the United States District Court for the Southern District of New York against Synthon Pharmaceuticals (“Synthon”) following Synthon’s submission of an ANDA for a generic version of Copaxone®. The filing of this action led to a 30-month stay of FDA approval of Synthon’s ANDA. The litigation against Synthon remains stayed pending the resolution of the appeal in the Sandoz and Mylan action.

Mylan has also challenged the patents on Copaxone® in Europe. On March 1, 2011, Generics UK Limited (a Mylan subsidiary) initiated proceedings before the UK High Court challenging the validity of the U.K. counterpart to the Orange Book patents, which expires on May 23, 2015, and asserting that its proposed product does not infringe. On July 11, 2012, the court ruled in favor of Teva. Mylan has appealed the court’s ruling, and an appellate hearing is scheduled for June 2013. On August 4, 2011, Mylan SAS, initiated revocation proceedings challenging the validity of the French counterpart to the Orange Book patents, which expires on May 23, 2015. No trial date has been scheduled. On September 20, 2012, Mylan B.V. initiated revocation proceedings challenging the validity of the Dutch counterpart to the Orange Book patents, which expires on May 23, 2015. A trial is scheduled for the end of June 2013. Mylan has also applied for a declaration of non-infringement for its proposed product, and a trial is scheduled for November 2013.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Although Teva believes that Copaxone® has strong patent protection and that an equivalent generic version would be difficult to develop, if the FDA were to approve one or more generic versions of Copaxone® and Teva’s patents were successfully challenged, or if there were a launch at risk, Teva would face generic competition for Copaxone®, which would be likely to affect its results of operations adversely.

Other Teva innovative, branded or specialty medicines, including Azilect®, Nuvigil®, Amrix®, Fentora® and ProAir® HFA, are also subject to patent challenges.

Product Liability Matters

On June 23, 2011, the United States Supreme Court held, in Pliva, Inc. v. Mensing, one of the metoclopramide cases mentioned below, that federal law preempts state law product liability claims brought against generic pharmaceutical manufacturers under a “failure to warn” theory. Teva believes that this decision is likely to reduce its aggregate exposure in currently pending product liability lawsuits, including those described below, although the extent of such reduction is uncertain at this time. On November 30, 2012, the United States Supreme Court granted certiorari in Mutual Pharmaceutical Company, Inc. v. Bartlett after the United States Court of Appeals for the First Circuit held in that case that “design defect” claims against a generic manufacturer are not preempted by federal law because the manufacturer could have refrained from selling the product. The Supreme Court’s decision in Bartlett could also affect Teva’s aggregate exposure in its pending product liability lawsuits.

Teva subsidiaries Barr Pharmaceuticals and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy). A much smaller number of cases involves Cenestin® (an estrogen-containing medicine sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 5,500 cases have been dismissed on that basis. There are approximately 335 cases pending, and additional dismissals are possible. Of the 335 pending cases, approximately 250 are in multidistrict litigation in an Arkansas federal court and involve the alleged ingestion of generic drugs. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in over 3,000 product liability lawsuits brought against them and other manufacturers by approximately 4,300 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this disorder increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. It has not yet been determined how many plaintiffs actually used a Teva product. If the plaintiffs cannot demonstrate that they used a Teva product, Teva expects to be dismissed from at least some of those cases. Approximately 40% of plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia County Court of Common Pleas. All of the cases in the Philadelphia court have been stayed with respect to the generic defendants pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption. Oral argument for those appeals was held on November 28, 2012. In addition to the Philadelphia mass tort proceeding, there are mass tort proceedings underway in state courts in California and New Jersey. In the California litigation, which now includes about half of the total plaintiffs, the trial court denied an attempt by the defendants to dismiss the case. The California Court of Appeals and the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

California Supreme Court declined to review the trial court’s ruling. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label.

Competition Matters

In April 2006, Teva Pharmaceuticals USA, Inc. (“Teva USA”), Barr Laboratories, Inc. and Cephalon, Inc. (all subsidiaries of Teva) were named, along with Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, by certain retail chain pharmacies and by Apotex, Inc. These cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price would have been, as well as disgorgement of profits, trebled under the relevant statutes, plus attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the District Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. Another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee in November 2009 and dismissed in December 2010. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

On October 31, 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims as to Cephalon’s Patent No. RE 37,516, finding the patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. On March 29, 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. Cephalon appealed the invalidity and inequitable conduct decisions on May 7, 2012. Plaintiffs in the antitrust case have asked the District Court to apply the inequitable conduct and invalidity findings to the antitrust cases in an effort to establish antitrust liability, but the District Court has not yet ruled on those requests.

On July 16, 2012, the United States Court of Appeals for the Third Circuit issued its decision in the In re K-Dur Antitrust Litigation, finding that patent settlement agreements between generic and branded pharmaceutical manufacturers should be analyzed not under a “scope of the patent” test that other federal Courts of Appeals have applied, but under a “quick look rule of reason” analysis. In doing so, it found that if a brand pharmaceutical company makes a payment to a generic pharmaceutical company under a settlement agreement in order to resolve patent litigation, the payment creates a rebuttable presumption that the agreement is an unreasonable restraint on trade. Because of the split in the Courts of Appeal, it is unclear what effect, if any, this ruling will have on the modafinil antitrust litigation or on other litigations listed herein. The defendants in the K-Dur case have filed petitions for a writ of certiorari to the United States Supreme Court On December 7, 2012, the United States Supreme Court granted certiorari in Federal Trade Commission v. Watson Pharmaceuticals, Inc., (the “AndroGel case”), in which the United States Court of Appeals for the Eleventh Circuit held that settlement agreements between generic and branded pharmaceutical manufacturers should be analyzed under the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

“scope of the patent” test. The District Court in the modafinil antitrust cases has stayed further proceedings pending resolution of the K-Dur certiorari petition, which will be resolved after a decision in the AndroGel case. The District Court has not yet set a schedule for pretrial or trial proceedings in the antitrust litigation.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties may have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro®) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. Following unsuccessful appeals and petitions for certiorari that were denied by the United States Supreme Court, the federal actions have effectively ended. In addition, all but three state cases (California, Kansas and Florida) have been dismissed. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. Plaintiffs petitioned for review by the California Supreme Court, which has decided to hear the appeal; however, the California Supreme Court has suspended the briefing pending the Supreme Court’s disposition of the K-Dur petition for certiorari, which will be resolved after a decision in the AndroGel case. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving venlafaxine ER (generic Effexor® ER). The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. Plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. Plaintiffs also have asserted claims against Wyeth alone for fraud on the United States Patent Office. The cases seek unspecified damages. Teva filed motions to dismiss on April 6, 2012. The Court has stayed the cases in their entirety pending the Supreme Court’s disposition of the K-Dur petition for certiorari, which will be resolved after a decision in the AndroGel case.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®). In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva. Plaintiffs claim that the settlement agreement unlawfully delayed generic entry. The cases seek unspecified damages. GSK and Teva filed motions to dismiss on August 15, 2012, and on December 6, 2012, the court dismissed the cases. Plaintiffs have appealed that decision.

Starting in September 2012, plaintiffs in eleven cases, including overlapping purported class actions, sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation. These cases have all been consolidated and transferred to the District of Massachusetts. The cases are on the running trial list for February 2014.

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits which do not form the basis of an antitrust claim. However, if the Supreme Court were to decide the AndroGel case by rejecting or restricting the “scope of the patent” test, it could potentially lead to increased scrutiny of Teva’s patent settlements, additional administrative action by the FTC and increased risk of liability in Teva’s currently pending antitrust litigations.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc., IVAX Pharmaceuticals, Inc., and Barr (collectively, the “Teva parties”), have been named as defendants in one or more of a number of cases in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which variously seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and other administrative, injunctive, equitable or other relief, are at various stages of litigation.

A number of state attorneys general and others have filed various actions against the Teva parties (either collectively or individually) relating to reimbursements or drug price reporting under Medicaid or other programs. The Teva parties reached settlements in most of these cases, and remain parties to litigation in Illinois, Missouri and Wisconsin. A settlement in principle was reached in the Missouri case. Trial in the Illinois case is scheduled to begin on October 23, 2013. A provision for the cases, including the settlements and settlements in principle, was included in the financial statements.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva USA, filed a motion to dismiss, which has not yet been decided.

Other Government Investigations

In 2008, Cephalon entered into settlement agreements with the U.S. government and various parties and states relating to allegations of off-label promotion of Actiq®, Provigil® and Gabitril®. In connection with the settlements, Cephalon agreed to plead guilty to one misdemeanor violation of the U.S. Food, Drug, and Cosmetic Act, pay a fine and settlement, and enter into a five-year corporate integrity agreement with the Office of the Inspector General of the Department of Justice. Cephalon continues to defend against putative class action and other complaints regarding its sales and marketing practices with respect to such products. For example, Cephalon is a defendant in a putative class action filed in United States District Court for the Eastern District of Pennsylvania claiming that the plaintiffs suffered monetary losses because Actiq® was promoted and prescribed for uses not approved by the FDA when there were allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. A separate set of plaintiffs allege similar claims against Cephalon involving the drugs Provigil® and Gabitril®. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®. Additionally, Cephalon has received and has responded to subpoenas related to Treanda®, Nuvigil®and Fentora®.

Beginning in 2012, Teva received subpoenas and informal document requests from the SEC and the Department of Justice to produce documents with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”) in certain countries. Teva is cooperating with the government. Teva is also conducting a voluntary investigation into certain business practices that may have FCPA implications and has engaged independent counsel to assist in its investigation. In the course of its investigation, which is continuing, Teva has identified issues that could potentially rise to the level of FCPA violations and has brought them to the attention of the SEC and DOJ. These matters are in their early stages, and no conclusion can be drawn at this time as to any likely outcomes.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged non-compliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and for any related damages to natural resources. Teva and/or certain of its subsidiaries have been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva and/or its subsidiaries’ (or its predecessors’) facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state costs and natural resource damages, and may require that corrective action measures be implemented.

NOTE 13—EQUITY:

a.	Share capital:

As of December 31, 2012, there were 944 million ordinary shares issued (December 31, 2011—942 million). Teva shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of American Depository Shares, each of which represents one ordinary share, on the New York Stock Exchange in the United States.

Share repurchase program

In December 2010, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $1 billion of its ordinary shares/ADSs over a period of 12 months.

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares/ADSs. This repurchase authorization has no time limits.

During the years ended December 31, 2012, 2011 and 2010, the Company spent approximately $1.2 billion, $899 million and $99 million, respectively, to repurchase approximately 28 million, 20 million and 2 million of its shares, respectively.

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

On June 29, 2010, Teva Long-Term Equity-Based Incentive Plan was approved by the shareholders, under which 70 million equivalent stock units, including both options exercisable into ordinary shares and RSUs, were approved for grant. As of December 31, 2012, 32 million equivalent stock units remain available for future awards.

In the past, we had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards granted under such prior plans continue in accordance with the terms of the respective plans.

The vesting period of the outstanding options and RSUs is generally 1 to 4 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options or RSUs are identical to those of the other ordinary shares of the Company. The contractual term of these options is primarily for seven years in prior plans and ten years for options granted under the newly approved plan described above.

Status of options

A summary of the status of the option plans as of December 31, 2012, 2011 and 2010, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2012		2011		2010
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	33,298	44.92	28,164	44.77	30,057	38.66
Changes during the year:
Granted	7,231	40.50	9,550	42.56	6,062	50.62
Exercised	(704)	33.36	(2,295)	30.21	(7,273)	24.53
Forfeited	(3,245)	44.76	(2,121)	48.61	(682)	43.29

Balance outstanding at end of year	36,580	44.40	33,298	44.92	28,164	44.77

Balance exercisable at end of year	14,230	44.30	11,456	41.01	9,862	36.17

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The weighted average fair value of options granted during the years were estimated by using the Black-Scholes option-pricing model:

	Year ended December 31,
	2012	2011	2010
Weighted average fair value	$7.4	$9.2	$9.7

The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions:

	Year ended December 31,
	2012	2011	2010
Dividend yield	2.6%	2.0%	1.7%
Expected volatility	24%	27%	24%
Risk-free interest rates (in dollar terms)	1.3%	1.3%	1.7%
Expected life	8 years	6 years	5 years

The expected term was estimated based on the weighted average period the options granted are expected to be outstanding, taking into consideration the current vesting of options and the historical exercise patterns of existing option plans. The expected volatility assumption used is based on a blend of the historical and implied volatility of the Company’s stock. The risk-free interest rate used is based on the yield of U.S Treasuries with a maturity closest to the expected term of the options granted. The dividend yield assumption reflects the expected dividend yield based on historical dividends. Pre-vesting forfeiture rates of between 2% and 9% were estimated based on pre-vesting forfeiture experience.

The following tables summarize information at December 31, 2012 regarding the number of ordinary shares issuable upon: (1) outstanding options and (2) vested options:

(1) Number of ordinary shares issuable upon exercise of outstanding options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.30 - $15.20	56	13.99	1.15	1,297
$15.21 - $22.50	8	21.59	1.53	125
$22.51 - $32.30	808	32.19	0.93	4,159
$32.31 - $38.00	1,959	32.54	0.96	9,403
$38.01 - $43.00	15,935	40.79	8.15	—
$43.01 - $45.00	3,932	44.16	3.82	—
$45.01 - $52.00	9,419	49.43	6.56	—
$52.01 - $65.00	4,463	54.70	3.97	—

Total	36,580	44.40	6.21	14,984

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

(2) Number of ordinary shares issuable upon exercise of vested options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.30 - $15.20	56	13.99	1.15	1,297
$15.21 - $22.50	8	21.59	1.53	125
$22.51 - $32.30	808	32.19	0.93	4,159
$32.31 - $38.00	1,959	32.54	0.96	9,403
$38.01 - $43.00	2,802	41.62	2.91	—
$43.01 - $45.00	2,836	44.01	2.05	—
$45.01 - $52.00	3,223	49.85	5.03	—
$52.01 - $65.00	2,538	54.17	3.96	—

Total	14,230	44.30	3.02	14,984

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $37.34 on December 31, 2012, less the weighted average exercise price per range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The total number of in-the-money options exercisable as of December 31, 2012 was 2.8 million.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $6 million, $35 million and $222 million, respectively, based on the Company’s average stock price of $41.63, $45.49 and $55.09 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of award, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

The following table summarizes information about the number of RSUs issued and outstanding:

	Year ended December 31,
	2012		2011		2010
	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$
Balance outstanding at beginning of year	3,093	43.23	2,290	45.78	2,063	43.51
Granted	1,320	38.00	1,295	39.41	672	47.57
Vested	(519)	45.65	(389)	44.43	(379)	37.20
Forfeited	(150)	43.97	(103)	45.49	(66)	42.22

Balance outstanding at end of year	3,744	41.04	3,093	43.23	2,290	45.78

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

The Company has expensed compensation costs, net of estimated forfeitures, based on the grant-date fair value. For the years ended December 31, 2012, 2011 and 2010, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,
	2012	2011	2010
	(U.S. in millions)
Employee stock options	$58	$63	$56
Restricted stock units (“RSUs”)	24	28	24

Total stock-based compensation expense	82	91	80
Tax effect on stock-based compensation expense	13	13	11

Net effect	$69	$78	$69

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $129 million and $92 million, respectively, at December 31, 2012, and is expected to be recognized over a weighted average period of 1.4 years for stock options and a weighted average period of 1.5 years for RSUs.

d.	Dividends and accumulated other comprehensive income (loss):

1.	Dividends are declared and paid in New Israeli Shekels (“NIS”). Dividends paid per share in the years ended December 31, 2012, 2011 and 2010 were $1.03, $0.89 and $0.74, respectively. Subsequent to December 31, 2012, the Company declared an additional dividend of 1.15 NIS per share in respect of the fourth quarter of 2012.

2.	Components of accumulated other comprehensive income (loss) attributable to Teva:

	December 31,
	2012	2011	2010
	(U.S. in millions)
Currency translation adjustment, net of tax	$175	$(455)	$386
Unrealized gain (loss) from available-for-sale securities, net of tax	(7)	(72)	43
Unrealized loss from cash flow hedge	(93)	(30)	(70)
Other	(92)	(32)	(9)

Comprehensive income (loss) attributable to Teva	$(17)	$(589)	$350

NOTE 14—INCOME TAXES:

a.	Income before income taxes is composed of the following:

	Year ended December 31,
	2012	2011	2010
	(U.S. $ in millions )
The Parent Company and its Israeli subsidiaries	$1,660	$2,051	$2,511
Non-Israeli subsidiaries	159	905	1,135

	$1,819	$2,956	$3,646

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

b.	Provision for income tax:

	Year ended December 31,
	2012	2011	2010
	(U.S. $ in millions )
In Israel	$5	$71	$139
Outside Israel	(142)	56	144

	$(137)	$127	$283

Current	$564	$689	$560
Deferred	(701)	(562)	(277)

	$(137)	$127	$283

Reconciliation of the statutory tax rate of the Parent Company in Israel to the effective consolidated tax rate:

	Year ended December 31,
	2012	2011	2010
Statutory tax rate in Israel	25%	24%	25%
Increase (decrease) in effective tax rate due to:
The Parent Company and its Israeli subsidiaries—mainly tax benefits arising from reduced tax rates under benefit programs and deferred income taxes on net operating losses	(29%)	(17%)	(18%)
Different effective tax rates applicable to non-Israeli subsidiaries	(5%)	(5%)	(1%)
Increase in uncertain tax positions—net	1%	2%	2%

Effective consolidated tax rate	(8)%	4%	8%

In 2012, we booked a negative provision for tax which amounted to $137 million primarily due to a reduction in deferred tax liabilities as a result of the significant impairments and higher amortization expenses of intangible assets. Such impairments and amortization expenses were in jurisdictions with a tax rate that is higher than our average group tax rate, resulting in this unusual outcome. In 2011, the provision for taxes amounted to $127 million, or 4% of pre-tax income of $3.0 billion. In 2010, the provision for taxes amounted to $283 million, or 8% of pre-tax income of $3.6 billion. The effective tax rate is the result of the geographic mix and type of products sold during the year, and a variety of factors, including different effective tax rates applicable to non-Israeli subsidiaries that have tax rates above Teva’s average tax rates (including the impact of impairment, restructuring and legal settlement charges on such subsidiaries). In addition, the release of reserves for uncertain tax positions and tax benefits as a result of mergers between recently acquired companies and our subsidiaries further reduced the effective tax rate for 2012.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

c.	Deferred income taxes:

	Year ended December 31,
	2012	2011
	(U.S. $ in millions)
Short-term deferred tax assets—net:
Inventory related	$533	$299
Sales reserves and allowances	300	268
Provision for legal settlements	128	199
Provisions for employee-related obligations	79	49
Carryforward losses and deductions	68	113
Other	20	13

	1,128	941
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(5)	(21)

	$1,123	$920

Long-term deferred tax assets (liabilities)—net:
Intangible assets	$(1,883)	$(2,562)
Carryforward losses and deductions*	949	591
Property, plant and equipment	(122)	(185)
Provisions for employee related obligations	14	40
Other	24	(1)

	(1,018)	(2,117)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(721)	(431)

	$(1,739)	$(2,548)

	$(616)	$(1,628)

*	This amount represents the tax effect of carry forward losses and deductions and expires as follows: 2014-2015—$36 million; 2016-2022—$119 million; 2023 and thereafter—$467 million. The remaining balance—$327 million—can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2012	2011
	(U.S. $ in millions)
Current assets—deferred income taxes	$1,142	$966
Current liabilities—other current liabilities	(19)	(46)
Other non-current assets	110	62
Long-term liabilities—deferred income taxes	(1,849)	(2,610)

	$(616)	$(1,628)

Deferred income taxes have not been provided for tax-exempt profits earned by the Company from Approved Enterprises through December 31, 2012, as the Company intends to permanently reinvest these profits and does not currently foresee a need to distribute dividends out of these earnings. For the same reason, deferred taxes have not been provided for distributions of income from the Company’s foreign subsidiaries. See Note 14f.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

d.	Uncertain tax positions:

The following table summarizes the activity of our unrecognized tax benefits:

	Year ended December 31,
	2012	2011	2010
	(U.S. $ in millions)
Balance at the beginning of the year	$907	$795	$726
Increase (decrease) related to prior year tax positions, net	(10)	(45)	20
Increase related to current year tax positions	151	131	47
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitations	(146)	(20)	(15)
Liabilities assumed in acquisitions	—	52	13
Other	1	(6)	4

Balance at the end of the year	$903	$907	$795

Uncertain tax positions, mainly of a long-term nature, included accrued potential penalties and interest of $144 million, $115 million and $94 million, at December 31, 2012, 2011 and 2010, respectively. The total amount of interest and penalties in the consolidated statements of income was $29 million, $21 million and $25 million for the years ended December 31, 2012, 2011 and 2010, respectively. Substantially all the above uncertain tax benefits, if recognized, would reduce our annual effective tax rate. Teva does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood of which is difficult to estimate.

e.	Tax assessments:

We file income tax returns in various jurisdictions with varying statutes of limitations. The Parent Company and its subsidiaries in Israel have received final tax assessments through tax year 2004.

Following audits of our 2005, 2006 and 2007 Israeli corporate tax returns, the Israeli Taxes Authority (the “ITA”) issued decrees for 2005 and 2006, and a tax assessment for 2007, challenging our positions on several issues, including matters related to the usage of funds earned by our Approved Enterprise for investments outside of Israel, deductibility of management stock option expenses, deductibility of research and development expenses and classification of certain dividends received from our subsidiary in Singapore. The decrees and assessment demand the payment of additional taxes in the aggregate amount of NIS 530 million (approximately $142 million) with respect to 2005, NIS 2,137 million (approximately $573 million) with respect to 2006 and NIS 700 million (approximately $188 million) with respect to 2007. The Parent Company intends to appeal the decrees and protest the assessment. We believe we have adequately provided for these items and that any adverse results would have an immaterial impact on our financial statements.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Most of the Parent Company’s industrial projects and several of its Israeli subsidiaries have been granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments. For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply. One Approved Enterprise of an Israeli subsidiary enjoys special benefits under the “Strategic Investment Track”; income accrued under this track during the benefits period is exempt from tax, and dividends distributed from such income are also exempt from Israeli tax.

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

The amount of tax-exempt profit earned by the Company from Approved Enterprises through December 31, 2012 is approximately $15,140 million, and the tax that would have been payable had the Company distributed dividends out of that income is approximately $2,129 million. However, deferred taxes have not been provided for such tax-exempt income, as the Company intends to permanently reinvest these profits and does not currently foresee a need to distribute dividends out of these earnings (see note 1t).

Likewise, the Company intends to reinvest, rather than distribute dividends from the income of its foreign subsidiaries. An assessment of the tax that would have been payable had the Company’s foreign subsidiaries distributed their income to the Company is not practicable because of the multiple levels of corporate ownership and multiple tax jurisdictions involved in each hypothetical dividend distribution.

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2011 will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. Teva is currently reviewing the new amendment and its implications to the Company. If Teva elects to take advantage of the amendment, it will be required to pay up to approximately $700 million as a one-time payment.

Income not eligible for Approved Enterprise benefits is taxed at a regular rate, which was 25% in 2012.

The Parent Company and its Israeli subsidiaries elected to compute their taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of the foreign exchange rate (of NIS against the U.S. dollar) on the Company’s Israeli taxable income.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Certain manufacturing subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions.

NOTE 15—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

a.	Foreign exchange risk management:

The Group enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge the currency exposure on identifiable balance sheet items. In addition, the Group takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following main currencies: the euro (EUR), Hungarian forint (HUF), British pound (GBP), new Israeli shekel (NIS), Canadian dollar (CAD), Croatian kuna (HRK), Russian ruble (RUB), Czech koruna (CZK) and Swiss franc (CHF). The writing of options is part of a comprehensive currency hedging strategy.

These transactions are for periods of less than one year. The counterparties to the derivatives are comprised mainly of major banks and, in light of the current financial environment, the Company is monitoring the associated inherent credit risks.

b.	Interest rate and cross-currency swaps:

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

During the first quarter of 2012, Teva entered into short term cash flow hedge transactions to reduce its exposure resulting mainly from payroll costs denominated in new Israeli shekels.

During the first quarter of 2012, Teva entered into short term cash flow hedge transactions to help protect Teva’s European subsidiaries from anticipated exposure on 2012 sales and partially cover that exposure resulting from the fluctuation of the U.S. dollar against the Euro.

During the third quarter of 2012 and first quarter of 2013, Teva entered into cash flow hedge transactions to help protect Teva’s European subsidiaries from anticipated exposure on 2013 sales and partially cover that exposure resulting from the fluctuation of the U.S. dollar against the Euro.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

During the fourth quarter of 2012, the Company entered into swap agreements with respect to its $1.3 billion principal amount of 2.95% Senior Notes due 2014. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of one month LIBOR plus an average 1.306% on the $1.3 billion principal amount, as compared to the stated 2.95% fixed rate.

During the first quarter of 2013, the Company entered into swap agreements with respect to its $1.0 billion principal amount of 6.15% Senior Notes due 2036. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of one month LIBOR plus an average 0.3% on the $1.0 billion principal amount, as compared to the stated 6.15% fixed rate.

The above transactions were accounted for by Teva as hedge accounting.

c.	Derivative instrument disclosure:

The fair value of derivative instruments consists of:

		Fair value
	Reported under	December 31,
		2012	2011
		U.S. $ in millions
Asset derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments	Other non-current assets	$4	$25
Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments	Other current assets	$20	$17
Liability derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments	Senior notes and loans	$(109)	$(53)
Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments	Other current liabilities	$(29)	$(57)

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $45 million and $5 million were recognized under financial expenses—net for the years ended December 31, 2012 and 2011, respectively. Such losses offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $18 million and $20 million were recognized under financial expenses—net for the years ended December 31, 2012 and 2011, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

d.	Securitization:

During 2011 and 2012, Teva securitized approximately $535 million (net) of its trade receivables. The deal was accounted for as a sale transaction.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 16—FINANCIAL EXPENSES- NET:

	Year ended December, 31
	2012	2011	2010
	U.S. $ in millions
Interest expenses and other bank charges	$355	$234	$202
Foreign exchange (gain) losses—net	25	16	(22)
Income from investments	(26)	(44)	(57)
Gain from interest rate swap transaction	—	(53)
Losses from hedging transactions in connection with the ratiopharm acquisition	—	—	102
Expenses mainly from senior notes prepayment	32	—	—

Total financial expenses—net	$386	$153	$225

NOTE 17—IMPAIRMENTS, LOSS CONTINGENCIES, RESTRUCTURING AND OTHERS:

Impairments, loss contingencies, restructuring and others consisted of the following:

	Year ended December 31,
	2012	2011	2010
	U.S. $ in millions
Impairment of long-lived assets (see also notes 6 and 7)	$1,071	$201	$124
Loss contingencies	670	30	—
Restructuring and other expenses	221	192	260
Legal settlements	45	441	2
Contingent consideration	(40)	—	—
Acquisition costs	7	37	24

Total	$1,974	$901	$410

In determining the estimated fair value of the long-lived assets, we utilized a discounted cash flow model. The key assumptions within the model related to forecasting future revenue and operating income, an appropriate weighted average cost of capital, and an appropriate terminal value based on the nature of the long-lived asset.

Definite life intangible assets are amortized using mainly the straight-line method over their estimated period of useful life, which is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Impairment may be triggered whenever events or circumstances present an indication of impairment.

Upon completion of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development efforts are impaired.

Impairment of long-lived assets for the year ended December 31, 2012 amounted to $1.1 billion, comprised of impairments of:

1.	Identifiable intangible assets of $858 million (see note 7b):

a.	In-process R&D write downs amounted to $625 million, including $268 million relating to obatoclax for the treatment of small cell lung cancer and $96 million relating to CEP-37247 anti-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

tumor necrosis factor for the treatment of sciatica. Armodafinil (Nuvigil®) for the treatment of bi-polar disorder was also impaired in the amount of $79 million to reflect a settlement agreement with Mylan. We further impaired CureTech’s in-process R&D by $127 million.

b.

Impairment of existing product rights of $233 million, which included mainly Enjuvia®, a women’s health marketed product, for a total of $62 million, Gabatril® for $43 million, and Ivax’s verapamil for $20 million.

2.	Property, plant and equipment of $190 million, which included various impairments to manufacturing and research and development facilities (see note 6).

3.	Non-current investments of $23 million.

For the year ended December 31, 2011, impairment of long-lived assets amounted to $201 million related mainly to the divestiture of a Cephalon fentanil product and the recently sold animal health unit.

Loss contingencies and legal settlements for the year ended December 31, 2012 are composed mainly of a provision for a loss contingency of $670 million relating to pending patent litigation concerning Teva’s generic pantoprazole. In 2011, legal expenses were primarily due to the Pfizer settlement, the Novartis settlement and the propofol product liability cases.

Restructuring and other expenses were $221 million and $192 million for the years ended December 31, 2012 and 2011, respectively, comprised mainly of severance costs of $154 million and $187 million. These expenses for 2012 include costs related to the ongoing restructuring of Cephalon France and Théramex.

Contingent consideration benefit was recorded as a result of impairing long lived assets during 2012, which decreased associated milestone payment liabilities, previously recorded in connection with the Cephalon acquisition.

Acquisition expenses of $7 million and $37 million in 2012 and 2011, respectively, were primarily related to the Cephalon acquisition.

NOTE 18—ENTITY-WIDE DISCLOSURE:

a.	Financial reports to Teva’s chief operating decision makers evolve over time as Teva’s business develops, as well as following major acquisitions. Since 2009, Teva has reported under a notion of a “One Teva.” During 2012, following the appointment of Teva’s new Chief Executive Officer, Dr. Jeremy M. Levin, Teva has engaged in a comprehensive review of its strategy, organizational and business structure and is implementing changes to support the new strategy and to align the organization. Subsequent to the anticipated completion of these procedures in 2013, the Company intends to re-evaluate its entity wide disclosure and segment reporting. For the purposes of this annual report, Teva has continued to report under a single segment, as in the past.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

b.	Revenues by geographic area were as follows:

	Year ended December 31,
	2012	2011	2010
	U.S. $ in millions
United States:
Generic	$4,381	$3,957	$5,789
Branded	5,857	4,804	3,600
Others	200	39	5

Total United States	10,438	8,800	9,394
Europe:
Generic	3,387	3,810	2,637
Branded	1,563	1,101	746
Others	723	749	564

Total Europe	5,673	5,660	3,947
Rest of World:*
Generic	2,617	2,429	1,481
Branded	730	588	509
Others	859	835	790

Total Rest of World	4,206	3,852	2,780

	$20,317	$18,312	$16,121

* Of which Israel	$621	$621	$566

c.	Net revenues to one major customer of total consolidated revenues for the years ended December 31, 2012, 2011 and 2010 were 16%, 14% and 16%, respectively. The balance due from the Company’s largest customer accounted for 24% of the gross trade accounts receivable at December 31, 2012. Sales reserves and allowances on these balances are recorded in current liabilities (refer to note 1p). Accordingly, the net balance of the Company’s largest customer is much lower.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

d.	Net revenues by product lines were as follows:

	Year ended December 31,
	2012	2011	2010
	U.S. $ in millions
Generic Medicines	$10,385	$10,196	$9,907
API	796	747	641
Specialty Medicines	8,150	6,493	4,855
CNS	5,464	4,412	3,202
Copaxone®	3,996	3,570	2,958
Provigil®	417	350	—
Nuvigil®	347	86	—
Azilect®	330	290	244
Oncology	860	268	74
Treanda®	608	131	—
Respiratory	856	878	747
ProAir™	406	436	396
Qvar®	297	305	250
Women’s health	448	438	374
Other branded	522	497	458
All Others	1,782	1,623	1,359
OTC	936	765	496
Other revenues	846	858	863

Total	$20,317	$18,312	$16,121

e.	Property, plant and equipment—by geographical location were as follows:

	December 31,
	2012	2011
	U.S. $ in millions
Israel	$1,649	$1,459
United States	896	1,053
Japan	644	765
Hungary	498	388
Croatia	415	311
Germany	367	317
Other	1,846	1,654

	$6,315	$5,947

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Consolidated Financial Statements

NOTE 19—EARNINGS PER SHARE:

The net income attributable to Teva and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(U.S. $ in millions)
Net income attributable to Teva	$1,963	$2,759	$3,331
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	*	*	44

Net income used for the computation of diluted earnings per share	$1,963	$2,759	$3,375

Weighted average number of shares used in the computation of basic earnings per share	872	890	896
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	1	2	6
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	*	1	19

Weighted average number of shares used in the computation of diluted earnings per share	873	893	921

*	Represents an amount of less than $0.5 million.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 12, 2013 appearing in the 2012 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel February 12, 2013	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2012

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2012	$116	$32	$5	$(8)	$145

Year ended December 31, 2011	$126	$20	$(6)	$(24)	$116

Year ended December 31, 2010	$99	$29	$9	$(11)	$126

Allowance in respect of carryforward tax losses:
Year ended December 31, 2012	$452	$379	$2	$(112)	$721

Year ended December 31, 2011	$211	$124	$198	$(81)	$452

Year ended December 31, 2010	$121	$77	$24	$(11)	$211

S-2