Form 20-F
period 2013-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2014-02-10
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File number: 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

5 Basel Street

P.O. Box 3190

Petach Tikva 4951033, Israel

(Address of principal executive offices)

Eyal Desheh

Acting President and Chief Executive Officer

Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva 4951033, Israel

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

946,868,125 Ordinary Shares

711,965,389 American Depositary Shares

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to “net revenues”. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli shekels. References to “MS” are to Multiple Sclerosis. Market data, including both sales and share data, is based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to Rest of the World markets. References to “P&G” are to The Procter & Gamble Company and references to “PGT” are to PGT Healthcare LLP, the joint venture we formed with P&G.

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

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

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

The following selected operating data for each of the years in the three-year period ended December 31, 2013 and selected balance sheet data at December 31, 2013 and 2012 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected operating data for each of the years in the two-year period ended December 31, 2010 and selected balance sheet data at December 31, 2011, 2010 and 2009 are derived from our audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

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

Operating Data

	For the year ended December 31,
	2013	2012	2011	2010	2009
	U.S. dollars in millions (except per share amounts)
Net revenues	20,314	20,317	18,312	16,121	13,899
Cost of sales	9,607	9,665	8,797	7,056	6,532

Gross profit	10,707	10,652	9,515	9,065	7,367
Research and development expenses	1,427	1,356	1,095	951	825
Selling and marketing expenses	4,080	3,879	3,478	2,968	2,676
General and administrative expenses	1,239	1,238	932	865	823
Legal settlements and loss contingencies	1,524	715	471	2	434
Impairments, restructuring and others	788	1,259	430	408	204

Operating income	1,649	2,205	3,109	3,871	2,405
Financial expenses—net	399	386	153	225	202

Income before income taxes	1,250	1,819	2,956	3,646	2,203
Income taxes	(43)	(137)	127	283	166
Share in losses of associated companies—net	40	46	61	24	33

Net income	1,253	1,910	2,768	3,339	2,004
Net income (loss) attributable to non-controlling interests	(16)	(53)	9	8	4

Net income attributable to Teva	1,269	1,963	2,759	3,331	2,000

Earnings per share attributable to Teva:
Basic ($)	1.49	2.25	3.10	3.72	2.29

Diluted ($)	1.49	2.25	3.09	3.67	2.23

Weighted average number of shares (in millions):
Basic	849	872	890	896	872

Diluted	850	873	893	921	896

Balance Sheet Data

	As at December 31,
	2013	2012	2011	2010	2009
	(U.S. dollars in millions)
Financial assets (cash, cash equivalents and marketable securities)	1,245	3,089	1,748	1,549	2,465
Working capital (operating assets minus liabilities)	2,493	3,589	3,937	3,835	3,592
Total assets	47,508	50,609	50,142	38,152	33,210
Short-term debt, including current maturities	1,804	3,006	4,280	2,771	1,301
Long-term debt, net of current maturities	10,387	11,712	10,236	4,110	4,311

Total debt	12,191	14,718	14,516	6,881	5,612
Total equity	22,636	22,867	22,343	22,002	19,259

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

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 25%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. A 15% tax will be withheld on the dividend declared for the fourth quarter of 2013.

The following table sets forth the amounts of the dividends declared in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share).

	2013	2012	2011	2010	2009
	In cents per share
1st interim	32.0	26.3	23.2	18.8	14.5
2nd interim	32.2	25.0	23.5	18.1	15.1
3rd interim	32.6	25.7	21.9	19.3	15.9
4th interim	34.3	31.1	26.8	21.8	18.7

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

Our financial results depend upon our ability to commercialize additional generic and specialty pharmaceutical products, particularly during this period of transition when our leading specialty medicine, Copaxone®, faces increasing competition. Commercialization requires that we successfully develop, test and manufacture both generic and specialty products. All of our products must receive regulatory approval and meet (and continue to comply with) regulatory and safety standards; if health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market.

The development and commercialization process, particularly with respect to specialty medicines as well as the complex generic medicines that we are increasingly focusing on, is both time-consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect. Necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to produce and market such products successfully and profitably. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products.

Our leading specialty medicine, Copaxone®, faces increasing competition, including from orally-administered therapies and potential generic versions.

Any substantial decrease in the revenues derived from our specialty medicines would have an adverse effect on our results of operations, several of which currently face, or will soon face, intense competition. Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and non-recurring items. Our MS franchise profitability was $3.3 billion, $3.0 billion and $2.8 billion in 2013, 2012 and 2011, respectively. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 76%, 74% and 79% in 2013, 2012 and 2011, respectively.

Although Copaxone® remains the leading therapy for multiple sclerosis to date, it faces intense competition from existing injectable products, such as Avonex®, Betaseron®, Extavia®, Rebif® and Tysabri®, and from oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, Genzyme’s Aubagio®, which was introduced in 2012, and Biogen’s Tecfidera®, which was introduced in 2013. These new oral treatments provide especially intense competition in light of their substantial convenience in comparison to injectables such as Copaxone®. Also, our patents on Copaxone® have been challenged, and as a result we may face generic competition in the United States as early as May 2014. In addition, our business strategy for Copaxone® relies heavily on the successful introduction of a three-times-a-week product and the migration of a substantial percentage of current daily Copaxone® patients to this new version. The failure to achieve our objectives for the new version would likely have a material adverse effect on our financial results and cash flow.

We could be subject to material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters.

We are required to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption laws in other jurisdictions around the world where we do business. Compliance with these laws has been subject to increasing focus and activity by regulatory authorities in recent years. Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business (including our business practices currently under investigation, as described below) may expose us to liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition or results of operations.

Beginning in 2012, we received subpoenas and informal document requests from the SEC and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the FCPA in certain countries. We have provided and will continue to provide documents and other information to the SEC and the DOJ, and are cooperating with the government in their investigations of these matters. We are also conducting a voluntary worldwide investigation into certain business practices that may have FCPA implications and have engaged independent counsel to assist in the investigation. In the course of our investigation, which is continuing, we have identified issues in Russia, certain Eastern European countries, certain Latin American countries and other countries where we conduct business that could rise to the level of FCPA violations and/or violations of local law. We have brought these issues to the attention of the SEC and the DOJ.

Our internal investigation is not complete and additional issues or facts could become known to management as the investigation continues, which may expand the scope or severity of the potential violations and/or extend to additional jurisdictions beyond those described above. Our investigation is expected to continue through the end of 2014 and may continue beyond that date.

Due to the ongoing nature of these investigations, at this time we cannot predict any likely outcomes in these matters, and accordingly we cannot assure you that we will not be materially and adversely affected. The DOJ, SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose (on the Company and/or individuals) for violations of the FCPA and other similar laws. We may be required to pay material fines and/or penalties and/or disgorge any profits earned from improper conduct. Our operations in the affected countries may be negatively impacted, and we may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. In addition, there can be no assurance that the remedial measures we have taken and will take in the future will be effective or that there will not be a finding of a material weakness in our internal controls. Any one or more of the foregoing could have a material adverse effect on our reputation and our business, financial condition or results of operations.

Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.

We must invest increasingly significant resources to develop specialty medicines, (including our strategic focus on developing new therapeutic entities, as well as the development of complex generics), both through our own efforts and through collaborations and in-licensing or acquisition of products from or with third parties. The development of specialty medicines involves processes and expertise different from those used in the development of generic medicines, which increases the risks of failure that we face. For example, the time from discovery to commercial launch of a specialty medicine can be 15 years or even longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive approval processes which can vary from country to country. The longer it takes to develop a product, the less time there will be for us to recover our development costs and generate profits.

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

Because of the amounts required to be invested in augmenting our pipeline of specialty and other products, we are reliant on partnerships and joint ventures with third parties, and consequently face the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals. There is a trend in the specialty pharmaceutical industry of seeking to “outsource” drug development by acquiring companies with promising drug candidates, and we face substantial competition from historically innovative companies for such acquisition targets.

We may not be able to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program.

In December 2012, we announced a cost reduction program intended to result in $2 billion in cost reductions by the end of 2017, with half of that targeted by the end of 2014. As part of this program, we are reducing our employee headcount by approximately 10%. This program, the first of its magnitude in our history, is a significant pillar of our strategy, with much of the expected savings targeted for reinvestment in our business. The announced plan for headcount reductions has generated intense governmental and union opposition in Israel and may generate similar opposition in European countries and other locations where we have significant numbers of unionized employees. If such opposition limits our ability to carry out workforce-related aspects of our cost savings program or causes us to grant significant financial concessions, our ability to achieve planned cost reductions will be further impacted. If we are unable to achieve our cost reduction targets during the expected timeframes, our results of operations will be negatively affected and our ability to execute other aspects of our strategy may be slowed or undermined.

We may not be able to find or successfully bid for suitable acquisition targets or licensing opportunities, or consummate and integrate future acquisitions.

As a key part of our strategy, we continue to be engaged in various stages of evaluating or pursuing potential acquisitions, collaborations and licenses, among other transactions. Our reliance on acquisitions and other transactions as a means of growth involves risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify transactions that would enable us to execute our business strategy.

•	Competition in the pharmaceutical industry for target companies and development programs has intensified and may result in decreased availability of, or increased prices for, suitable transactions.

•	We may not be able to obtain necessary regulatory approvals, including those of competition authorities, and as a result, or for other reasons, we may fail to consummate an announced acquisition.

•

The negotiation of increasing numbers of transactions may divert management’s attention from our existing business operations, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

•	We may fail to integrate acquisitions successfully in accordance with our business strategy or achieve expected synergies and other results.

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

Manufacturing or quality control problems may damage our reputation for quality production, demand costly remedial activities and negatively impact our financial results.

As a pharmaceutical company, we are subject to substantial regulation by various governmental authorities. For instance, we must comply with requirements of the U.S. Food and Drug Administration (“FDA”), European Medicines Agency and other healthcare regulators with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply strictly with these regulations and requirements may damage our reputation and lead to financial penalties, compliance expenditures, the recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the applicable regulator’s review of our submissions, enforcement actions, injunctions and criminal prosecution. We must register our facilities, whether located in the United States or elsewhere, with the FDA as well as regulators outside the United States, and our products must be made in a manner consistent with current good manufacturing practices (“cGMP”), or similar standards in each territory in which we manufacture. In addition, the FDA and other agencies periodically inspect our manufacturing facilities. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGMP or other regulations, or a warning letter for violations of “regulatory significance” that may result in enforcement action if not promptly and adequately corrected.

In recent years, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. We have been subject to increasing scrutiny of our manufacturing operations, and several of our facilities have been the subject of significant regulatory actions requiring substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. These regulatory actions also adversely affected our ability to supply various products worldwide and to obtain new product approvals at such facilities. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

We may be susceptible to significant product liability claims that are not covered by insurance.

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. As we continue to expand our portfolio of available products (including products sold by companies we have acquired), we have experienced a significant increase in both the number of product liability claims asserted against us and the number of products attracting personal injury claims. For example, during 2010 and 2011, juries awarded approximately $800 million in compensatory and punitive damages against us and our distributors related to claims involving our propofol product. We expect the potential for product liability claims to increase further if recently proposed regulations that permit companies to change the labeling of their generic products take effect.

Many of the products we sell are not covered by insurance, and even those that are covered are subject to a very high deductible and/or self-insured retention. Product liability coverage for pharmaceutical companies, including us, continues to become more expensive and increasingly difficult to obtain and accordingly the trend is to seek coverage only for catastrophic liability. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds.

Our patent settlement agreements, which are important to our business, are facing increased government scrutiny in both the U.S. and Europe, and may expose us to significant damages.

We have been involved in numerous litigations involving challenges to the validity or enforceability of listed patents (including our own), and therefore settling patent litigations has been and is likely to continue to be an important part of our business. Parties to such settlement agreements in the U.S., including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the DOJ for review.

The FTC has publicly stated that, in its view, some of the brand-generic settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies, including us, that have entered into such agreements. Accordingly, we may receive formal or informal requests from the FTC for information about a particular settlement agreement, and there is a risk that the FTC may commence an action against us alleging violations of the antitrust laws. See “Competition Matters” in Note 14 to our consolidated financial statements.

Such settlement agreements may further expose us to claims by purchasers of the products for unlawfully inhibiting competition. We are currently defendants in private antitrust actions involving numerous settlement agreements, and in 2013 we recorded a provision of $495 million in connection with certain modafinil antitrust litigation, including amounts paid to settle certain of the claims. However, there can be no assurance that such amount will be sufficient to settle the matter with the remaining plaintiffs.

Similarly, the European Commission (“EU Commission”) has placed our European operations, as well as those of several brand and generic companies, under intense scrutiny in connection with its inquiry into possible anticompetitive conditions in the European pharmaceutical sector. The EU Commission has initiated proceedings against us in connection with one settlement agreement, and is investigating another agreement. Although we have argued that those agreements did not restrict competition, the EU Commission may rule against us, possibly imposing fines. It is also possible that the EU Commission would open investigations relating to subsequent agreements we have entered into. More generally, there is a risk that the increased scrutiny of the European pharmaceutical sector may lead to changes in the regulation of our business that would have an adverse impact on our results of operations in Europe.

Because we have substantial international operations, our sales and profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

In 2013, over 48% of our revenues came from sales outside the United States, a percentage that we expect to increase as we expand our non-U.S. operations. As a result, we are subject to significant foreign currency risks, including repatriation restrictions in certain countries. An increasing amount of our sales, particularly in Latin America, Central and Eastern European countries and Asia, is recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. We may also be exposed to credit risks in some of these markets. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

In particular, although the majority of our net sales and operating costs is recorded in, or linked to, the U.S. dollar, our reporting currency, in 2013 we recorded sales and expenses in 37 other currencies. Approximately 55% of our operating costs in 2013 were incurred in currencies other than the U.S. dollar, particularly in euros, Israeli shekels, Hungarian forints, Canadian dollars, Japanese yen and the British pound. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

We use derivative financial instruments and “hedging” techniques to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, not all of our potential exposure is covered, and some elements of our consolidated financial statements, such as our equity position or operating profit, are not fully protected against foreign currency exposures. Therefore, our exposure to exchange rate fluctuations could have a material adverse effect on our financial results.

The success of our specialty medicines depends on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our specialty medicines depends substantially on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our specialty medicines, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Currently pending patent applications may not result in issued patents or be approved on a timely basis or at all. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors.

We are currently engaged in lawsuits challenging the validity and/or enforceability of the patents covering Copaxone®, our leading specialty medicine, Azilect®, Fentora®, Nuvigil®, ProAir® HFA and Treanda®. While we intend to defend the validity of these patents vigorously, and will seek to use all appropriate methods to prevent their infringement, such efforts are expensive and time consuming. Due to the nature of litigation, there can be no assurance that such efforts will be successful. Our ability to enforce our patents also depends on the laws of individual countries and each country’s practices regarding the enforcement of intellectual property rights. The loss of patent protection or regulatory exclusivity on these or other specialty medicines could materially impact our business, results of operations, financial conditions or prospects.

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

Healthcare reforms, and related reductions in pharmaceutical pricing, reimbursement and coverage, by governmental authorities and third-party payors may adversely affect our business.

The continuing increase in expenditures for healthcare has been the subject of considerable government attention almost everywhere we conduct business, particularly as public resources have been stretched by financial and economic crises in the United States, Western Europe and elsewhere. Both private health insurance funds and government health authorities continue to seek ways to reduce or contain healthcare costs, including by reducing or eliminating coverage for certain products and lowering reimbursement levels. In most of the countries and regions where we operate, including the United States, Western Europe, Israel, Russia, certain countries in Central and Eastern Europe and several countries in Latin America, pharmaceutical prices are subject to new government policies designed to reduce healthcare costs. These changes frequently adversely affect pricing and profitability and may cause delays in market entry. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our products.

Significant developments that may affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act of 2010, and (ii) trends in the practices of managed care groups and institutional and governmental purchasers. Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Recent healthcare reform legislation may increase the number of patients who have insurance coverage for our products, but provisions such as the assessment of a pharmaceutical manufacturer fee and an increase in the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on us. It is uncertain how current and future reforms in these areas will influence the future of our business operations and financial condition.

In addition, “tender systems” for generic pharmaceuticals have been implemented (by both public and private entities) in a number of significant markets in which we operate, including Germany and Russia, in an effort to lower prices. Under such tender systems, manufacturers submit bids that establish prices for generic pharmaceutical products. These measures impact marketing practices and reimbursement of drugs and may further increase pressure on competition and reimbursement margins. Certain other countries may consider the implementation of a tender system. Failing to win tenders, or the implementation of similar systems in other markets leading to further price declines, could have a material adverse effect on our business, financial position and results of operations.

Governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products, may result in substantial penalties.

We operate around the world in complex legal and regulatory environments, and any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings. As those rules and regulations change or as interpretations of those rules and regulations evolve, our prior conduct or that of companies we have acquired may be called into question. In the United States, we are currently responding to federal investigations into our marketing practices with regard to several of our specialty pharmaceutical products, which could result in civil litigation brought on behalf of the federal government. Responding to such investigations is costly and involves a significant diversion of management’s attention. Such proceedings are unpredictable and may develop over lengthy periods of time. Future settlements may involve large cash penalties. In addition, government authorities have significant leverage to persuade pharmaceutical companies to enter into corporate integrity agreements, which can be expensive and disruptive to operations. See “Government Investigations, Pricing and Other Investigations” in Note 14 to our consolidated financial statements.

Uncertainties related to our recent management changes may adversely affect our business, strategy and financial results.

In January 2014, we announced the appointment of Erez Vigodman as our President and Chief Executive Officer, effective February 11, 2014. Mr. Vigodman is our fifth CEO since 2007 and the fourth since 2012. As a result of these frequent management transitions, we may face uncertainties regarding our future business strategy and direction. These uncertainties may cause or result in disruption of our business or distraction of our employees and management; difficulty in recruiting, hiring, motivating, and retaining talented and skilled personnel, including current members of management; and difficulty in negotiating, maintaining, or consummating business or strategic relationships or transactions. If we are unable to mitigate these or other potential risks, our revenue, operating results, and financial condition may be adversely impacted.

We have significantly increased our leverage in recent years and substantially increased our refinancing activities, making us increasingly reliant on access to the capital markets at favorable terms.

Over the last eight years, our short- and long-term indebtedness has increased from approximately $2.1 billion to approximately $12.2 billion. As a result, our principal and interest payment obligations have increased substantially, as have our costs relating to financing activities. The degree to which we are leveraged could affect our ability to obtain additional financing for working capital, acquisitions, refinancing of existing debt or other purposes and could make us more vulnerable to industry downturns and competitive pressures as well as interest rate and other refinancing risks. In addition, due in part to the continuing effects of the unstable economic environment, capital markets have been more volatile in recent times. Such volatility may adversely affect our ability to obtain financing on favorable terms at a time when we face the need to access the capital markets regularly. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to the capital markets, which will be subject to financial, business and other factors affecting our operations (including our long-term unsecured credit ratings), many of which are beyond our control.

The failure to recruit or retain key personnel, or to attract additional executive and managerial talent, could adversely affect our business.

Given the increasing size, complexity and global reach of our business and our multiple areas of focus, each of which would be a significant stand-alone company, we are especially reliant upon our ability to recruit and retain highly qualified management and other employees. In 2013, we added new senior management personnel, including a new strategy officer, among others, and in early 2014 we named a new chief executive officer, who is the fourth person to lead our company since 2012. In addition, the success of our research and development activities depends on our ability to attract and retain sufficient numbers of skilled scientific personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees, may delay or prevent the achievement of major business objectives. In addition, there is a risk that we will not strike the appropriate balance between retaining existing managerial talent and achieving the targets of the cost reduction program mentioned above.

We have significant operations in countries that may be adversely affected by political or economic instability, major hostilities or acts of terrorism.

We are a global pharmaceutical company with worldwide operations. Although over 80% of our sales are in the United States and Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, Central and Eastern Europe and Asia, which may be more susceptible to political and economic instability.

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

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

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

Furthermore, brand pharmaceutical companies continue to defend their products vigorously. For example, brand companies often sell or license their own generic versions of their products, either directly or through other generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for authorized generics, and brand companies do not face any other significant barriers to entry into such market. Brand companies may seek to delay introductions of generic equivalents through a variety of commercial and regulatory tactics. These actions may increase the costs and risks of our efforts to introduce generic products and may delay or prevent such introduction altogether.

Our specialty pharmaceuticals business faces intense competition from companies that have greater resources and capabilities.

We face intense competition in our specialty pharmaceutical business. Many of our competitors are larger and/or have substantially greater experience in the development and marketing of branded, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we must demonstrate to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise more well-established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

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

Decreased opportunities to obtain U.S. market exclusivity for generic versions of significant products may adversely affect our revenues and profits.

Our ability to achieve continued growth and profitability through sales of generic pharmaceuticals is dependent on our success in challenging patents, developing non-infringing products or developing products with increased complexity to provide opportunities with U.S. market exclusivity or limited competition. The failure to continue to develop such opportunities could adversely affect our sales and profitability.

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

However, the number of significant new generic products for which Hatch-Waxman exclusivity is available, and the size of those product opportunities, has decreased in recent years, and patent challenges have become more difficult. Additionally, increasingly we share the 180-day exclusivity period with other generic competitors, which diminishes the commercial value of the exclusivity.

The 180-day market exclusivity period is triggered by commercial marketing of the generic product or, in certain cases, can be triggered by a final court decision that is no longer subject to appeal holding the applicable patents to be invalid, unenforceable or not infringed. However, the exclusivity period can be forfeited by our failure to obtain tentative approval of our product within a specified statutory period or to launch a product following such a court decision. The Hatch-Waxman Act also contains other forfeiture provisions that may deprive the first “Paragraph IV” filer of exclusivity if certain conditions are met, some of which may be outside our control. Accordingly, we may face the risk that our exclusivity period is triggered or forfeited before we are able to commercialize a product and therefore may not be able to exploit a given exclusivity period for specific products.

We have sold and may in the future elect to sell generic products prior to the final resolution of outstanding patent litigation, and, as a result, we could be subject to liability for damages in the U.S., Europe and other markets where we do business.

Our ability to introduce new products depends in large part upon the success of our challenges to patent rights held by third parties or our ability to develop non-infringing products. Based upon a variety of legal and commercial factors, we may elect to sell a generic product even though patent litigation is still pending, either before any court decision is rendered or while an appeal of a lower court decision is pending. The outcome of such patent litigation could, in certain cases, materially adversely affect our business. For example, we launched a generic version of Protonix® (pantoprazole), despite the fact that litigation with the company that sells the brand versions was still pending at the time. In 2013, we settled the pantoprazole litigation and recorded aggregate charges of $1.6 billion in 2012 and 2013 related to this matter.

If we sell products prior to a final court decision, whether in the United States, Europe or elsewhere, and such decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and to face substantial liabilities for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing products. These damages may be significant, and could materially adversely affect our business. In the United States, in the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. In addition, even if we do not suffer damages, we may incur significant legal and related expenses in the course of successfully defending against infringement claims.

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to those that we have announced in previous years.

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes. A number of state attorneys general and others have filed lawsuits alleging that we and other pharmaceutical companies reported inflated average wholesale prices, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Such allegations could, if proven or settled, result in additional monetary penalties (beyond the lawsuits we have already settled) and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of governmental investigations regarding drug reimbursement or pricing issues. See “Government Investigations, Pricing and Other Investigations” in Note 14 to our consolidated financial statements.

Sales of our products may be adversely affected by the continuing consolidation of our customer base.

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2013 accounted for 17% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products.

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

The large amount of intangible assets and goodwill recorded on our balance sheet may continue to lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly in recent years to $25.5 billion as a result of our acquisitions, and may increase further following future acquisitions. For example, in 2013, we recorded identifiable intangible assets impairment charges of $393 million. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions, and significant judgment is required in determining our provision for income taxes. Likewise, we are subject to audit by tax authorities in many jurisdictions. In such audits, our interpretation of tax legislation might be challenged and tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions under our inter-company agreements. For example, in 2013, we paid the Israeli tax authorities approximately $790 million in additional income taxes, applying the provisions of Amendment 69 to the Israeli Law for the Encouragement of Capital Investments, 1959 to certain previously tax-exempt profits, as well as to settle tax assessments for the years 2005 to 2007. Although we believe our estimates are reasonable, the ultimate outcome of such audits and related litigation could be different from our provision for taxes and might have a material adverse effect on our consolidated financial statements.

The termination or expiration of governmental programs or tax benefits, or a change in our business, could adversely affect our overall effective tax rate.

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements are likely to increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the various countries in which we operate or changes in our product mix or the mix of countries where we generate profit. We have benefited, and currently benefit, from a variety of Israeli and other government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain such benefits. If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	some government programs may be discontinued, or, as is the case in Israel from 2014 and on, the applicable tax rates may increase;

•	we may be unable to meet the requirements for continuing to qualify for some programs;

•	these programs and tax benefits may be unavailable at their current levels;

•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; or

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

Because our facilities are located throughout the world, we are subject to varying patent laws that may adversely affect our ability to manufacture our products.

We are subject to legislation in all countries where we have manufacturing facilities relating to patents. Modifications of such legislation or court decisions regarding such legislation may adversely affect us and may impact our ability to export product-manufactured in any such country in a timely fashion. Additionally, the existence of third-party patents in such countries, with the attendant risk of litigation, may cause us to move production to a different country (with potentially serious timing delays) or otherwise adversely affect our ability to export certain products from such countries.

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

Introduction

Teva Pharmaceutical Industries Limited is a fully-integrated global pharmaceutical company. Our business includes two primary segments: generic medicines and specialty medicines, as well as certain additional activities that are not part of these segments. As the world’s largest generic company with an established specialty medicines portfolio, Teva is strategically positioned to benefit from the current changes in the global healthcare environment.

Teva’s business strategy seeks to capitalize on the growing global need for medicines, and evolving market, economic and legislative dynamics. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide cost-effective healthcare solutions, legislative and regulatory reforms, unmet patient needs, an increase in patient awareness and the growing importance of over-the-counter (“OTC”) medicines.

We believe that our targeted strategy, dedicated leadership and employees, world-leading generics expertise and portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics. These strengths are expressed across our business, as follows:

•

Teva is a leader in the global generic medicines industry, with a leading position in the United States and in Europe. We also have a significant presence in Canada, are growing in Russia and Latin America, established a major presence in Japan and entered the South Korean market.

•

Our broad technological capabilities enable us to provide an unparalleled array of generic products. These capabilities include solid dose manufacturing, formulation expertise, complex active pharmaceutical ingredients (“APIs”) and injectable, inhalation and other delivery devices.

•	We are also one of the world’s leading manufacturers of APIs, with operations around the globe, and we produce APIs not only for our own use but also for many other pharmaceutical companies.

•

We have a specialty pharmaceutical business with a growing late-stage pipeline, focused on the central nervous system and respiratory therapeutic areas, with selective investments in oncology, women’s health and other areas that fit with our strategy.

•

We are in the process of expanding our central nervous system, respiratory, oncology, women’s health and other specialty businesses, by focusing on new therapeutic entities (“NTEs”), which are known molecules that are formulated, delivered or used in a novel way to address specific patient needs. We are leveraging our strength in integrated generic and specialty R&D, our scalable production network, market access and knowledge to create a substantial opportunity for growth in this area.

•

We have an important and growing global OTC business, primarily through our joint venture with The Procter & Gamble Company (“P&G”), combining our production capabilities and market reach with P&G’s marketing expertise and expansive global platform.

In 2013, approximately 50% of our revenues were generated from generic medicines, including APIs sold to third parties. Approximately 40% of our revenues were generated from specialty medicines, primarily Copaxone®, Treanda®, Azilect®, Nuvigil®, ProAir® HFA and Qvar® and others. Our remaining revenues were generated from our other activities, primarily our joint venture with P&G, and our Hungarian and Israeli distribution services for third parties.

In 2013, we generated approximately 42% of our generic revenues in the United States, approximately 35% in Europe (which for the purpose of this report includes all European Union (“EU”) member states, Norway, Switzerland, Albania and the countries of former Yugoslavia) and approximately 23% in our ROW markets (primarily Japan, Canada, Latin America, Israel and Russia).

For a three year breakdown of our revenues by segment and by geography, see “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, and our telephone number is +972-3-926-7267. Our website is www.tevapharm.com.

Strategy

Our strategy is based on our commitment to tailoring our generic, specialty and other activities to the needs of individual markets and to providing relevant options for patients, physicians and customers. We recognize that fundamental changes are required to meet the changing demands of a global healthcare landscape. We continuously seek to meet the needs of all of our stakeholders by leveraging our geographic reach, focused specialty medicines portfolio, integrated R&D programs, leading manufacturing and distribution capabilities and pricing flexibility to achieve a balanced and integrated approach to all our activities.

The key elements of our strategy consist of the following:

•

Accelerating our growth platforms. In our generics business, we are focusing on high-value medicines, medicines with higher barriers to entry and branded generics. In the United States, we are working to establish a leadership position in high-value generics by pursuing first-to-market opportunities and developing complex generic products, as well as by concentrating on high-margin, low competition products. We expect to continue to pursue Paragraph IV patent challenge opportunities, where available. In Europe, we are focusing on profitable growth, leveraging the synergies with our specialty and OTC medicines. In our ROW markets, we use our global footprint, broad portfolio, branded generics and market knowledge to help ensure sustainable and profitable growth. In all markets, we work closely with our customers to strengthen and maintain high value, mutually beneficial relationships.

•

Extending our global presence. In countries where we already have a strong presence, such as Russia and Japan, we are enhancing and refining our portfolio to meet local needs, and seek to further increase our presence in order to achieve market leadership. In other markets, we will seek to grow our existing business to obtain a critical mass. We will also expand our early stage businesses in markets such as South Korea and China and seek to enter new markets such as Brazil and certain Southeast Asia markets, either through partnerships or direct investment in the local markets. In our specialty business, we are continuing the global expansion of our existing products into new markets, leveraging on our proven success, technologies, patient understanding and capabilities. For OTC medicines, we have been increasing the presence of our joint venture with P&G in emerging markets, and are expanding existing local brands into new geographies.

•

Protecting and expanding our core specialty franchises. We are vigorously protecting and extending our multiple sclerosis (“MS”) franchise, including through the development of three times a week, 40 mg Copaxone®, and exploring opportunities to expand into other neurodegenerative and central nervous system (“CNS”) diseases. Our intent remains, as always, to provide patients with the best and safest treatments for their diseases. Building on our record of supporting and helping patients with chronic conditions, we will also enhance our presence in pain treatment with our current and new opioid-based products and investigate other non-opioid alternatives. In the respiratory therapeutic area, we will improve the life cycle of our current products, develop existing molecules on our innovative multi-dose powder inhaler platform, and investigate new technological platforms and disease areas. In addition, we will make selective investments in women’s health, oncology and other areas.

•	Developing New Therapeutic Entities. As part of our strategy to expand our specialty business, we are focusing on NTEs, which are known molecules that are formulated, delivered or used in a novel way to address specific patient needs. As a result of our strength in integrated generic and specialty R&D, our scalable production network and market access and knowledge, we believe this area represents a substantial opportunity for growth. We are also seeking to improve our existing medicines and make them more convenient and potentially more efficacious.

•

Executing strategic business development transactions. Our approach to business development is highly strategic, disciplined, and focused on enhancing our core specialty franchises (primarily in the CNS and respiratory therapeutic areas), and making selective investments in new or growing geographies. We will balance investment in growth with return to investors, and allocate our capital resources accordingly. In addition, we will continue to divest assets that are not part of our core strategy.

•

Reducing our operating costs. In December 2012, we announced a cost reduction program intended to result in $2 billion in cost reductions by the end of 2017, with half of that targeted by the end of 2014. As part of that program, we are reducing our employee headcount by approximately 10%. We are focusing particular attention on improving our procurement systems by leveraging our purchasing power and improving our production network, supply chain, and resources deployment processes.

Transaction highlights

•

NuPathe Inc.: In January 2014, we entered into a definitive agreement to purchase NuPathe Inc. (“NuPathe”). This transaction is expected to close in late February 2014. NuPathe’s leading product is Zecuity®, the first and only prescription migraine patch approved by the FDA for the acute treatment of migraine with or without aura in adults.

•

MicroDose Therapeutx: In July 2013, we acquired MicroDose Therapeutx, Inc. (“MicroDose”), a pharmaceutical and drug delivery company focused on inhalation technologies and products for lung diseases and infections.

•	Sale of Animal Health Unit: In January 2013, we sold our U.S.-based animal health business, exiting the business.

•

South Korea Business Venture: In December 2012, we formed a business venture in South Korea with Handok Pharmaceutical Co., Ltd. (“Handok”). We are responsible for manufacturing and supplying a wide range of generic and innovative medicines, and Handok is responsible for sales and marketing, distribution, and regulatory affairs.

•

XEN402: In December 2012, we entered into a collaborative development and exclusive worldwide license agreement with Xenon Pharmaceuticals Inc. (“Xenon”) for its compound XEN402. XEN402 targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders.

•

Neurosearch A/S Assets: In October 2012, we acquired from Neurosearch A/S (“NeuroSearch”), a Danish company, the rights, assets and obligations relating to Huntexil® (pridopidine/ACR16), a drug candidate being developed for the symptomatic treatment of hand movement, balance and gait disturbances in Huntington’s disease.

•

PGT Healthcare: In November 2011, we formed a consumer health care joint venture with P&G, combining our OTC pharmaceutical businesses in all markets outside North America. We manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business. We own 49% of the joint venture, and P&G owns 51%. As of December 2012, the OTC products of Cephalon (Mepha) were included in the joint venture.

•

Cephalon: In October 2011, we acquired Cephalon, Inc. (“Cephalon”), a global biopharmaceutical company with a marketed portfolio and pipeline of specialty products. This acquisition helped to diversify our specialty portfolio and enhance our innovative pipeline.

•

Japanese Transactions: In September 2011, we acquired the remaining shares in Taisho and the remaining 50% of our Japanese joint venture with Kowa Company Ltd. that we did not already own. In July 2011, we acquired Taiyo for $1.1 billion in cash. Taiyo had developed a large portfolio of generic products in Japan, with over 550 marketed products, and had advanced production facilities. Since April 2012, the majority of our Japan-based companies have operated under a single company known as Teva Seiyaku.

•	Corporación Infarmasa: In January 2011, we acquired Corporación Infarmasa, a company in Peru with over 500 branded and unbranded generic pharmaceuticals.

•	Laboratoire Théramex: In January 2011, we acquired Laboratoire Théramex, whose product portfolio included a variety of women’s health products sold in over 50 countries, primarily in Europe.

Our Segments

We operate our business in two segments:

•

generic products, which includes chemical and therapeutic equivalents of originator pharmaceuticals in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants, as well as our API business; and

•

specialty products, which includes several core franchises, most significantly medicines for CNS disorders (with a strong emphasis on MS, neurodegenerative disorders, and pain) and respiratory medicines, as well as other areas such as oncology and women’s health. Our specialty business also includes our emerging NTE activity.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services primarily in Israel and Hungary, and sales of medical devices.

Generic Medicines

Generic pharmaceuticals are the chemical and therapeutic equivalents of originator pharmaceuticals and are typically sold at prices substantially below those of the originator’s product. Generics are required to meet similar governmental regulations as their brand-name equivalents offered or sold by the originator, such as those relating to manufacturing processes and U.S. FDA inspections, and must receive regulatory approval prior to their sale in any given country. In the United States, the world’s largest generic market, generic pharmaceuticals may be manufactured and marketed if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged and invalidated or otherwise circumvented.

We develop, manufacture and sell generic pharmaceutical products in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants. We offer a broad range of basic chemical entities, as well as specialized product families such as sterile products, hormones, narcotics, high-potency drugs and cytotoxic substances, in both parenteral and solid dosage forms.

Sales of generic pharmaceuticals have benefitted from increasing awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging generic substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generics for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. Further, in countries as diverse as France, Japan and Brazil, governments have issued regulations designed to increase generic penetration. These conditions also result in intense competition in the generic market, with generic companies competing for advantage based on pricing, time to market, reputation, customer service and breadth of product line. We believe that these factors, together with an aging population, an increase in global spending on pharmaceuticals, economic pressure on governments to provide less expensive healthcare solutions, legislative and regulatory reforms and a shift of decision-making power to payors, should lead to continued expansion in the global generic pharmaceuticals market, as well as increasing competition in this market.

In markets such as the United States, the Netherlands and Israel, generic pharmaceuticals are substituted by the pharmacist for their brand name equivalent or prescribed by International Nonproprietary Name (“INN”). In these so-called “pure generic” markets, physicians or patients have little control over the choice of generic manufacturer, and consequently generic drugs are not actively marketed or promoted to physicians. Instead, the relationship between the manufacturer and pharmacy chains and distributors, health funds, and other health insurers is critical. In contrast, in Russia, Ukraine and Kazakhstan, some Asian and Latin American countries as well as certain European markets, generics are sold under brand names alongside the originator brand. In many of these “branded generic” markets, pharmacists dispense the specific pharmaceutical product prescribed by the physician, and substitution between originator brand, branded generic and/or generic manufacturers is often limited without the physician’s consent. In some of these markets, branded generic products are actively promoted and a sales force is necessary. Other markets, such as Germany, France, Italy and Spain, are hybrid markets with elements of both approaches.

We have an integrated global R&D function, encompassing both our generic R&D organization, which has capabilities in a wide range of dosage forms and therapeutic areas as well as in specialized product families, and our specialty R&D organization.

Through coordinated global research and development activities, we seek to establish leadership in high-value generics, both by pursuing first-to-market opportunities and by developing complex generic products. Our generic product development strategy is to establish a leadership position in high-barrier, complex products, while continuing to pursue Paragraph IV patent challenge opportunities in the United States and early launches globally.

When considering whether to develop a generic medicine, we take into account a number of factors, including our overall strategy, regional and local patient and customer needs, R&D recommendations, manufacturing capabilities, regulatory considerations, commercial factors and intellectual property restrictions. We actively seek opportunities to challenge patents, if we believe they are either invalid or would not be infringed by a generic version. We may seek alliances to acquire rights to products we do not have or to otherwise share development costs or litigation risks, or to resolve patent barriers to entry.

Our position in the generics market is supported by our API R&D and manufacturing activities, which provide significant vertical integration for our own products. APIs used in pharmaceutical products are subject to regulatory oversight by national health authorities. We produce approximately 300 APIs for our own use and for sale to third parties in many therapeutic areas. We utilize a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, enzymatic synthesis, high potency manufacturing, plant extract technology and peptides synthesis. Our advanced technology and expertise in the field of solid state particle technology enable us to meet specifications for particle size distribution, bulk density, specific surface area, polymorphism, as well as other characteristics.

Below is a description of our generic medicine business by the main geographic areas in which we operate.

United States

We are the leading generic drug company in the United States. We market approximately 375 generic products in more than 1,100 dosage strengths and packaging sizes, including oral, injectables and inhaled products. We believe that the breadth of our product portfolio provides us with a strategic advantage, particularly as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations, buying groups and managed care providers. Our growth strategy focuses on complex generic products that provide added value to our patients and customers, utilizing new and advanced technologies.

Marketing and Sales. In the United States, our wholesale and retail selling efforts are supported by advertising in professional journals and leading pharmacy websites, as well as participating in key medical and pharmaceutical conferences. We continue to strengthen consumer awareness about the benefits of generics through partnerships and digital marketing programs.

A substantial majority of our U.S. generic sales are made to retail drug chains and wholesalers, which continue to undergo significant consolidation and globalization. Our customer-centric approach to research and development, sales, and operations, has provided mutual strategic advantages to our customers. We are committed to the success of our customers in this segment and focus closely on them as important business partners.

Competitive Landscape. In the United States, we are subject to intense competition in the generic drug market from other domestic and foreign generic drug manufacturers, brand-name pharmaceutical companies through lifecycle management initiatives, authorized generics, existing brand equivalents and manufacturers of therapeutically similar drugs. Price competition from additional generic versions of the same product typically results in margin pressures. We believe that our primary competitive advantages are our ability to continually introduce new and complex generic equivalents for brand-name drug products on a timely basis, our quality and cost-effective production, our customer service and the breadth of our product line. We believe we have a focused and competitive pricing strategy.

Europe

Europe, which we define as the 28 countries in the European Union, Norway, Switzerland, Albania and the countries of former Yugoslavia, is a diverse region with a population of over 500 million people. Despite their diversity, the European markets share many characteristics that allow us to leverage our pan-European presence and broad portfolio.

We are the leading generic pharmaceutical company in Europe overall, and a market-leading company in most countries, serving patients in all European countries. No single market in Europe represents more than 25% of our total European generic revenues, and as a result we are not dependent on any single market that could be affected by pricing reforms or changes in public policy.

Our strategy in Europe is to focus on growth through sustainable and profitable business, meeting the needs of our customers and their patients. We leverage our global strengths with local relationships, seeking profitable business and market leadership by offering a comprehensive portfolio, partnership capabilities and competitive pricing, according to market circumstances.

The pharmaceutical market in each European country has distinct prescribing and dispensing habits, varying pricing and reimbursement mechanisms and different product ranges. Most markets are generally characterized by highly developed, government-funded healthcare and social planning, in which most healthcare is funded—and often directly managed and provided by the public sector.

The generic market in Europe is characterized by a slow transition from branded generics, where the physician plays a key decision-making role in choosing the supplier of a generic drug, towards a generic model where the key decision maker is the pharmacist. This transition is likely to take many years to complete. In the meantime, generic penetration in European countries varies widely, driven by government policy or reimbursement mechanisms, rather than by patient or healthcare professional preference.

Some European countries, such as Germany, the United Kingdom, the Netherlands, Poland and the Czech Republic, have relatively high levels of generic penetration of over 50% in volume. Other markets in Southern Europe have not yet attained such a high level of generic penetration but are moving in this direction. In 2013, the European generic pharmaceutical market grew overall, due to continuing government action in some markets with lower generic penetration rates that drove increases in generic market share. However, these measures were accompanied in some markets by aggressive price reductions via tendering or the application of reference pricing. Despite the economic crisis of the past two years, Europe remains a fundamentally affluent region with a growing need for quality healthcare for its aging population. The financial crisis, which led to government spending reductions, also resulted in growth for generic pharmaceuticals in many countries since generics were used to help contain healthcare costs.

Pricing and reimbursement mechanisms in Europe are typically set by government regulation and are used to regulate or influence market behaviors, for example, by encouraging the use of generics. In many markets, such as Spain, Germany, Italy and Finland, reimbursement for generic prescription pharmaceuticals is usually based on the price of a reference (or comparable) branded pharmaceutical. Other markets, such as Austria, require the price of a new generic product to be a certain percentage lower than the originator brand. In the United Kingdom, retail generic pricing is set by the market, but reimbursement is determined by regulations based on pharmacy purchase profit.

In 2013, several generic manufacturers, including ourselves, declined to participate in certain hospital tenders, and the market experienced product shortages in some instances. The tender market continues to be volatile, but we participate where doing so aligns with our strategy of taking a selective approach to competing for business, focusing on pursuing sustainable, profitable business and not business at any price.

Our largest European generic markets are described below:

Germany is the largest European pharmaceutical market. We have a product portfolio of approximately 450 molecules, and our ratiopharm brand continues to be a leader in the retail generics market. We compete selectively and successfully for health insurance tenders, a key element of the German retail generics market. In 2013, we focused strongly on a selective approach to this market, where we competed on the basis of winning sustainable and profitable business.

In France, we have a portfolio of over 300 molecules. We are strongly focused on a selective approach to generate sustainable and profitable business that is customer centered.

In the United Kingdom, we are the largest supplier by volume to the National Health Service. We have a portfolio of more than 315 molecules and supply one in six prescriptions dispensed, focusing on independent retail pharmacies.

In Italy, we have a generic portfolio of over 220 molecules. Our business in Italy continues to be the generic market leader, supplying about a fifth of the country’s generic medicines’ needs.

In Spain, our generic product portfolio has approximately 210 molecules. The Spanish market was characterized in 2013 by continuing pricing and reimbursement reforms, and the introduction of tendering in Andalucía, Spain’s largest region. We remain committed to our strategy of competing for sustainable and profitable business, rather than for market share alone.

Competitive Landscape. The generic market in Europe is very competitive, with the main factors being price, time to market, reputation, customer service and breadth of product line. In addition, brand pharmaceutical companies try to prevent or delay approval of generic equivalents by employing various tactics.

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

In France there is an increasingly competitive landscape, with many competitors and strong pricing pressure. In 2012, the government introduced a new “Tiers Payant” scheme designed to increase generic penetration, in which co-payment increases for the patient if a branded product prescription is chosen instead of an available generic version. This immediately increased generic market penetration.

The United Kingdom is a “pure” generic market with low barriers to entry and very high generic penetration. In general, retail pricing of generics to the pharmacy is unregulated leading to very strong price-led competition although pricing is heavily influenced by the “Category M” scheme that limits pharmacies’ reimbursement profit.

In Italy, there is a relatively low but growing rate of generic penetration with an increasing level of influence, and ability to substitute, by the pharmacist. The market consists of 20 semi-autonomous regional governments and is influenced by regional independent pharmacy groups. The market environment continued to be challenging for much of 2013, but stabilized somewhat in the latter part of the year. Government reforms to encourage generic penetration have been slower than expected, but the government austerity program and its consequent encouragement of generic penetration is beginning to offset the reduction in growth in the overall Italian pharmaceutical market.

In Spain, the generic pharmaceutical market largely consists of domestic companies. Growth in this market stalled for part of 2013 due to the continuing economic situation, but overall government and regional reforms have bolstered the use of generic medicines.

Rest of the World Markets

Our ROW markets include all countries other than the United States and those included under Europe. Our key ROW markets are Japan, Russia, Latin America, Canada and Israel. The countries in this category range from highly regulated, pure generic markets such as Canada, to hybrid markets such as Japan and Brazil, to branded generics markets such as certain Commonwealth of Independent States markets and Latin American markets. We consider Japan, Russia and the Latin American countries to be “emerging” generics markets that are characterized by rapid growth and relatively high sales of branded generics and OTC products, while Canada and Israel are “mature” generics markets that have higher generic penetration rates and therefore lower growth rates. We intend to expand our ROW market presence by growing our early stage businesses in markets such as South Korea. We further seek to enter new markets or enhance our existing presence in countries such as China, Brazil and Southeast Asia, either via partnership or by creating a direct presence.

Below are details of our operations in our larger ROW markets:

Japan

Our presence in Japan was established and strengthened through the acquisition of several generic companies. In April 2012, we integrated our generic operations into a single entity, Teva Seiyaku (Teva Pharma Japan, Inc.), which includes production and R&D capabilities, as well as a strong sales and marketing team.

Japan is the second largest pharmaceutical market in the world, with annual sales of approximately $100 billion in 2013. The generic pharmaceutical market constitutes approximately 40% of the total market in volume and about 10% of the total market value. The generic market is expected to continue growing by approximately 10% in 2014 due to government incentive programs targeted at both physicians and dispensing channels, and due to patent expirations of major drugs.

The Japanese pharmaceutical market is transforming from a branded generics market, driven by physicians’ choice of brands, to a pharmacy substitution market with an increased proportion of generic prescriptions. In addition, pharmacy chains are slowly emerging, which we expect will result in increased generic penetration. At present, almost half of all generic drugs is sold in pharmacies, a quarter is dispensed by hospitals, and a quarter is sold by physicians.

Generic drugs are distributed by large national wholesalers, which distribute as well as promote both branded and generic products, and by hanshas, or small agents, specializing in the sale of generics. Direct sales remain extremely limited due to the highly fragmented nature of the market. Teva continues to establish strategic partnerships with key national and regional wholesalers and top hanshas in order to ensure distribution to all customer segments.

Competitive Landscape. The Japanese generic pharmaceutical market is still relatively fragmented but is consolidating. The four leading generic pharmaceutical companies now capture approximately half of the market in volume. The market is being further transformed by new business models such as joint ventures between branded and generics companies, pharmacy chains and wholesalers pursuing a backward integration strategy as well as local branded companies venturing into the generics business. The market is being further transformed by the entry of branded and generic global companies.

Russia

In Russia, which is primarily a branded generic market, we market a diverse portfolio of branded generic products, as well as OTC pharmaceutical products and specialty products. We have a portfolio of approximately 130 products sold to both retail and hospital channels. We are currently one of the largest pharmaceutical companies in Russia.

The Russian government seeks to encourage the use of generic products in order to reduce the cost of pharmaceuticals. Russian pharmaceutical law is currently under review and undergoing continual changes, with the goal of increasing access and controlling pricing of products. The government is further seeking to encourage local production of pharmaceuticals by providing incentives for domestic or localized foreign producers.

Competitive Landscape. The Russian market includes large local manufacturers as well as international pharmaceutical companies, both generic and innovative. As part of Russia’s 2020 pharmaceutical strategy, companies with a local manufacturing presence will receive favorable treatment. We are building a manufacturing facility in Yaroslavl, Russia, which is expected to be operational by 2015.

Latin America

We market a broad portfolio of generic medicines in most Latin American countries. Our products are generally manufactured in our facilities in Mexico, Chile, Argentina and Peru. We have a strong presence in most of the major markets. During 2013, we maintained our leadership position in Argentina, Chile, Peru and other Latin American countries and continued to build our presence in Mexico by adding new therapeutic classes, launching and registering new products, and strengthening the performance of our existing product portfolio.

According to IMS, total pharmaceutical retail sales in the region exceeded $75 billion in 2013 and are expected to continue to grow at a double-digit rate in the near future. Brazil, Mexico, Chile and Argentina are the largest pharmaceutical markets in the region, with substantial local manufacturing and, due to the historical absence of effective patent protections for innovative drugs, a history of reliance on generic and branded generic medicines.

We intend to further expand our operations in Latin America, taking advantage of the expected increases in spending on healthcare (and on pharmaceuticals in particular), stronger regional economic performance and growing populations by leveraging our strong local presence, seasoned sales forces, comprehensive product portfolio in a wide range of therapeutic areas, and manufacturing expertise.

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

Our generic sales force in Canada markets generic products to retail chains, retail buying groups and independent pharmacies, reaching approximately 8,800 outlets across Canada. We continue to see consolidation of independent retail pharmacies and increased expansion of retail chains and buying groups: the top five retail chain customers in Canada represent approximately half the market (in terms of value). Our customer base continues to change as the number of non-aligned independent community pharmacies join pharmacy banner store groups or sell their operations to larger chain drug operators. These larger corporate accounts work closely with selected suppliers, listing products as part of a chain-wide formulary. In 2013, Canada’s largest national grocer, Loblaw, purchased the largest national pharmaceutical retail chain, Shoppers Drug Mart. Collectively, these two customers comprise 26% of the generic retail market.

We continue to experience increased government regulation on pricing, including a price reduction to 20% of brand reference price in the province of British Columbia as of April 1, 2014 and potentially, a reduction in price to 18% of the referenced brand product in 2014 for an additional ten products. This is in addition to the six products that were reduced to 18% of the brand price in April 2013. We pursue exception pricing on products that have become unprofitable as a result of government-imposed price reform.

Customers look to generic suppliers to timely launch cost effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

Competitive Landscape. In Canada, the competitive landscape continues to intensify with the increasing presence of multinational companies. The five major generic companies (including Teva) are either subsidiaries of global manufacturers or privately held, Canadian-owned firms. These top manufacturers satisfy approximately 80% of the Canadian demand for generic pharmaceuticals. In addition, the major branded pharmaceutical companies have intensified their efforts to compete with the generic players, and are now offering incentives to patients and customers to offset generic cost savings. In addition, several of our customers continue to intensify their efforts to provide private label products, which have the potential to compete with our products; however, our strategy is to become a key supplier to these retail chains and add value through our core supply chain competency.

Israel

We are a leading provider of professional healthcare products and services in the Israeli market. In addition to generic and specialty pharmaceutical products, we sell and distribute a wide range of healthcare products and services in Israel. Our distribution company provides logistical support and distributes third-party products.

The Israeli generic pharmaceutical market is a full substitution market (by regulation) and is dominated by four government mandated health funds which provide an extensive range of healthcare services, including pharmaceuticals, to all citizens. Prices for our products in Israel, and particularly for our generic portfolio, are significantly affected by pricing regulations and governmental policies, as well as the structure of the market. Israeli pricing regulations use a reference pricing mechanism which takes into account pricing in several European countries, leading to relatively low prices.

Competitive Landscape. Generic competition, which has increased in recent years, is expected to continue, with additional pressure on prices coming from the health funds and other institutional buyers.

Specialty Medicines

Our specialty medicines business, which is focused on delivering innovative solutions to patients and providers via medicines, devices and services in all key regions and markets around the world, includes several core therapeutic areas, most significantly medicines for CNS disorders (with a strong emphasis on MS, neurodegenerative disorders, and pain) and respiratory medicines. We also have specialty products in oncology, women’s health and other areas. Our specialty business also includes our emerging NTE activity, which focuses on enhancing known molecules through new delivery methods, unique combinations or device innovations to address specific patient needs.

Our specialty medicines business faces intense competition from both branded and generic pharmaceutical companies. We believe that our primary competitive advantage is our integrated R&D organization, the body of scientific evidence substantiating the safety and efficacy of our various medicines, physician and patient experience with our medicines, and our medical and marketing capabilities, which are tailored to product and market needs.

The United States is currently our primary market for specialty medicines. Our specialty medicines organization in the United States focuses on our therapeutic areas, with sales and marketing professionals within each area who seek to address the needs of patients and healthcare professionals. We are able to tailor our patient support, payor relations and medical affairs functions to the unique characteristics of each therapeutic area and product.

We have built a specialized capability in the United States to help patients comply with their treatments, ensure timely delivery of medicines and assist in securing reimbursement. This program, known as “Patient Services and Solutions” reflects the importance of supporting patients with the assistance of Web-based and other tools and is a critical part of our success in this market. We believe this capability provides us with an important competitive advantage in the specialty medicines market. We are in the process of expanding this program to other regions and other diseases.

Below is a description of our key therapeutic areas and global products:

Central Nervous System

Our CNS portfolio includes Copaxone® for the treatment of multiple sclerosis, Azilect® for the treatment of the symptoms of Parkinson’s disease and Nuvigil® for the treatment of sleep disorders, as well as several novel therapies for the treatment of pain.

Copaxone® (glatiramer acetate injection), our largest specialty medicine, is the leading multiple sclerosis therapy worldwide and is approved in more than 50 countries, including the United States, all European countries, Russia, Canada, major Latin American markets, Australia and Israel. Copaxone® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis (“RRMS”), including in patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

Multiple sclerosis is the most common cause of neurological disability in young adults and affects more than 2.5 million people worldwide. In the majority of patients, the disease is of the relapsing-remitting form, which is manifested by relapses and slow progression of the disease that can affect the functioning of multiple systems. Our MS portfolio consists of Copaxone® as well as laquinimod, a Phase III investigational compound currently under development.

Copaxone®, the first non-interferon immunomodulator approved for the treatment of RRMS, is believed to have a unique mechanism of action that works with the immune system, unlike many therapies that are believed to rely on general immune suppression or cell sequestration to exert their effect. Both preclinical and clinical research indicates that Copaxone® may reduce brain volume loss and increase the production of factors that enhance neuronal repair. Copaxone® provides a proven mix of efficacy, safety and tolerability.

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

In January 2014, the FDA approved our supplemental New Drug Application (sNDA) for Copaxone® 40 mg/mL administered three times a week. This new formulation will allow for a less frequent dosing regimen administered subcutaneously for patients with relapsing forms of multiple sclerosis (MS). We also filed for marketing authorization in the EU, Canada, Russia, Australia and other markets globally, with approvals expected over the next several months.

Patient enrollment is complete for the GLatiramer Acetate low frequenCy safety and patIent ExpeRience (GLACIER) study, a Phase IIIb, open-label, randomized, multi-center, parallel-arm study to assess the safety, tolerability and patient experience of Copaxone® 40 mg/mL three times a week as compared to the currently approved 20 mg/1mL once daily dose. The GLACIER study includes 200 patients with RRMS from 30 U.S. sites who have been on glatiramer acetate injection 20 mg/1mL once daily for at least six months prior to screening. Preliminary results are expected in early 2014.

Copaxone®, our leading specialty medicine, was responsible for a significant portion of our revenues in 2013, and a significantly higher percentage contribution to our profits and cash flow from operations during such period. Copaxone® faces competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia®, and Rebif® as well as from Tysabri®, a monoclonal antibody. In addition, the market for MS treatments continues to change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, Biogen’s Tecfidera®, which was launched in the United States in the second quarter of 2013, and Genzyme’s Aubagio®, which has been approved in some markets, including the United States, continue to present especially intense competition due to the convenience of oral administration.

Our U.S. Orange Book patents covering Copaxone® expire in May 2014. As a result, generic competition to the 20mg product in the United States may begin as early as May 2014, assuming FDA approval. We have patents expiring in May 2015 in most of the rest of the world. A number of our competitors in the U.S., including Momenta/Sandoz, Mylan/Natco and Synthon, have filed ANDAs for purported generic versions of Copaxone® challenging our patents.

The FDA is enjoined from granting final approval to any purported generics prior to May 24, 2014, and given the inability of state-of-the-art analytical techniques to fully characterize the active ingredients of Copaxone®, as well as published results showing significant differences in gene expression between Copaxone® and a purported generic version, the regulatory pathway for their approval is uncertain. We believe that any purported generic version should be studied in pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in RRMS patients to establish safety, efficacy and immunogenicity. Furthermore, because of the chemical complexity of Copaxone®, we believe that it can only be safely manufactured using a series of proprietary methods that have been perfected by Teva for more than 20 years.

On December 6, 2013, we filed a citizen’s petition requesting that the FDA refuse to approve any Abbreviated New Drug Application (“ANDA”) for a purported generic version of Copaxone® without scientific data demonstrating that (1) the proposed generic product contains the identical active ingredient as Copaxone®, (2) the immunogenicity risks associated with the proposed generic product are no greater than the risks associated with Copaxone®, including a demonstration that the risks of alternating or switching between the two products are no greater than remaining on Copaxone® and (3) the proposed generic product is bioequivalent to Copaxone®. This citizen’s petition includes the results of a new gene expression analysis demonstrating significant differences between the biological impact of Copaxone® and purported generic versions of Copaxone®, which may have unknown safety and efficacy ramifications for patients.

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

Azilect® was launched in Israel in March 2005, followed by a rolling launch in various European markets, and became available in the United States in 2006. Currently, Azilect® is approved for marketing in 45 countries. We market Azilect® jointly with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other markets.

Azilect® is protected in the United States by several patents that will expire between 2016 and 2027. We hold European patents covering Azilect® that will expire in 2014. Supplementary Protection Certificates have been granted in a number of European countries with respect to the patent expiring in 2014, extending its term to 2019. Azilect® has data exclusivity protection in EU countries until 2015. Azilect® is subject to various patent challenges in the United States and Canada. In 2013, a court upheld the validity of our U.S. patent and barred the launch of one competitor’s generic version of Azilect® until the patent expires in February 2017. An appeal is pending. Certain other competitors are permitted under a settlement agreement to launch their generic versions shortly prior to expiry of the same patent.

Azilect®’s competitors include both specialty and generic versions of the newer non-ergot dopamine agonists class, including Mirapex® /Sifrol® (pramipexole), Requip® (ropinirole) and Neupro® (rotigotine), which are indicated for all stages of Parkinson’s disease, as well as Comtan®, a COMT inhibitor, indicated only for adjunct therapy in moderate to advanced stages of the disease.

Provigil® (modafinil) is indicated for the treatment of excessive sleepiness associated with narcolepsy, obstructive sleep apnea (“OSA”) and shift work disorder (“SWD”). Provigil® began to face generic competition in the United States in March 2012 and, as a result, sales decreased substantially.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy, OSA and SWD. It was launched in June 2009.

Following the results of the third Phase III clinical trial of Nuvigil® as adjunctive therapy for treating major depressive episodes in adults with bipolar I disorder, Teva decided not to proceed with regulatory filings for Nuvigil® for this indication.

In early 2012, we reached an agreement with Mylan Pharmaceuticals, providing Mylan the ability to sell its generic version of Nuvigil® in the United States beginning in June 2016, or earlier under certain circumstances. Nuvigil® is protected by several patents, the latest of which expires in 2024, with a pediatric extension. In April 2013, we prevailed in patent litigation against several other generic companies in the United States with respect to our polymorph patent that expires in 2024, which has been appealed by generic challengers.

Several products, including methylphenidate products, compete with Nuvigil®.

Our CNS portfolio also includes Fentora® (fentanyl buccal tablet) and Actiq® (fentanyl oral transmucosal lozenge) for the treatment of breakthrough pain in opioid-tolerant adult patients with cancer, and Amrix® (cyclobenzaprine hydrochloride extended-release capsules) for relief of muscle spasm in acute, painful, musculoskeletal conditions. An extended release hydrocodone with potential abuse deterrent properties is in Phase III clinical development, with results expected in mid-2014.

Oncology Products

Our oncology product line is led by Treanda®, Synribo® and Granix® in the United States and by Tevagrastim®/Ratiograstim® outside the United States. Our oncology portfolio also includes several development programs, including custirsen sodium.

Treanda® (bendamustine hydrochloride for injection) is approved in the United States for the treatment of patients with chronic lymphocytic leukemia (“CLL”) and patients with indolent B-cell non-Hodgkin’s lymphoma (“NHL”) that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. In September 2013, the FDA approved a new, easier to use, liquid formulation of Treanda®.

In October 2012, we received a complete response letter from the FDA addressing our sNDA for the use of Treanda® as a first-line treatment of patients with NHL in combination with rituximab. Although the BRIGHT study had met its endpoint of non–inferiority, the FDA requested additional data, specifically progression-free survival data, which was not available from this trial. No further registration trials are planned in the United States.

Treanda®’s competitors include combination therapies such as R-CHOP (a combination of cyclophosphamide, vincristine, doxorubicin and prednisone in combination with rituximab) and CVP-R (a combination of cyclophosphamide, vincristine and prednisolone in combination with rituximab) for the treatment of NHL, as well as a combination of fludarabine, doxorubicin and rituximab for the treatment of CLL.

In November 2013, the FDA granted orphan drug exclusivity for Treanda®, for the NHL indication through October 2015. With the previously granted six months of pediatric exclusivity, regulatory exclusivity for this indication is now extended through April 2016. Treanda® also has orphan drug exclusivity for the CLL indication through March 2015, extended to September 20, 2015 based on the previously granted pediatric exclusivity. We also hold rights to Treanda® in certain other countries.

Tevagrastim® (also marketed as Ratiograstim® or Granix® tbo-filgrastim) is a Granulocyte Colony Stimulating Factor (“G-CSF”) based medicine that stimulates the production of white blood cells and is primarily used to reduce the risk of infections in oncology patients receiving chemotherapy. It is also marketed as Ratiograstim® and Biograstim® in the EU and as Granix® (tbo-filgrastim) in the United States.

Filgrastim was the first biosimilar G-CSF to be approved by the EU in September 2008. Based on clinical trials, filgrastim has been approved in the EU for multiple indications and is available in most European countries.

In the United States, the product was the first new G-CSF to be approved in more than ten years and was approved via a Biologics License Application by the FDA in 2012. Granix® is not considered a biosimilar in the

United States and is not interchangeable with Neupogen®. The product launched in November 2013. The product is also approved and available in Japan and certain other ROW markets.

Competitors to Teva’s tbo-filgrastim include Neupogen®, and in Europe, also Zarzio® and Nivestim®, which are also G-CSF products.

Lonquex® (lipegfilgrastim) a novel glycoPEGylated long-acting G-CSF, was granted approval by the European Medicines Agency and launched in November 2013 in Germany. The product was submitted for approval in Russia. It is indicated for the reduction in the duration of neutropenia and incidence of febrile neutropenia in adult patients treated with cytotoxic chemotherapy for malignancy (with the exception of chronic myeloid leukemia and myelodysplastic syndromes).

Lonquex® is protected by patents expiring in 2024 in Europe, with the potential for patent term extensions. In the United States, Lonquex® is protected by patents expiring in 2026.

Eporatio® (erythropoietin) stimulates the production of red blood cells and is indicated for the treatment of renal anemia or chemotherapy-induced anemia. Clinical trials have demonstrated that Eporatio® has an efficacy and safety profile equivalent to that of Roche’s NeoRecormon®. Eporatio® is approved in all 27 EU member states, Norway, Switzerland and Iceland.

Synribo® (omacetaxine mepesuccinate for injection) was granted accelerated approval by the FDA on October 26, 2012, for the treatment of adult patients with chronic phase or accelerated phase chronic myeloid leukemia (“CML”) with resistance and/or intolerance to two or more tyrosine kinase inhibitors. Synribo® provides a new treatment option in the CML treatment landscape and is administered subcutaneously. It is dosed twice daily for 14 consecutive days of a 28-day cycle at treatment induction, and twice daily for seven consecutive days of a 28-day cycle during maintenance once a response is achieved. It was launched in the United States in November 2012. We have granted marketing rights for Synribo® to Hospira in Europe, the Middle East and certain African countries.

Synribo® is protected by new chemical entity exclusivity until October 2017 and by orphan drug exclusivity until October 2019. It is also covered by patents in the United States expiring in 2019 and 2023. A term extension has been requested for the patent expiring in 2023.

Respiratory Products

Teva is committed to achieving a leading presence in the respiratory market by delivering a range of medicines for asthma, chronic obstructive pulmonary disease (“COPD”) and allergic rhinitis. Our portfolio is centered on optimizing respiratory therapies for patients through novel delivery systems and therapies that address unmet needs.

In recent years, we have continued to build upon our experience in the development, manufacture and marketing of inhaled respiratory drugs delivered by metered-dose and dry powder inhalers, primarily for bronchial asthma, COPD, allergic rhinitis and respiratory syncytial virus. In addition, we have invested in high quality manufacturing capability for press and breathe metered-dose inhalers, multi-dose powder inhalers, nasal sprays and nebulized therapy. In 2013, we acquired MicroDose Therapeutx to expand our development portfolio with a new chemical entity for treatment of RSV infection and innovative inhaler technology.

Below is a description of our main respiratory medicines:

ProAir® hydrofluoroalkane (“HFA”) inhalation aerosol with dose counter (albuterol sulfate) is indicated in patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm. In March 2012, the FDA approved the addition of a dose counter, an innovation designed to help patients, as well as their caregivers, keep track of the number of doses remaining in the inhaler. The efficacy and safety profile of albuterol, which is used by millions of patients every day around the world, is well established, while HFA is an environmentally friendly propellant. ProAir® HFA, which is marketed in the United States only and is the leading quick relief inhaler, is protected by various patents expiring between 2014 and 2028. It is subject to patent challenges in the United States.

Three major brands compete with ProAir® HFA in the United States in the short-acting beta agonist market: Ventolin® HFA (albuterol) by GlaxoSmithKline, Proventil® HFA (albuterol) by Merck and Xopenex® HFA (levalbuterol) by Sunovion.

QVAR® (beclomethasone diproprionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age or older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids. QVAR® is the fastest growing inhaled corticosteroid in the United States, capturing 31.9% of the market. We market QVAR®, which is manufactured by 3M, directly in the United States and major European markets. QVAR® is protected by various patents in the United States expiring in 2014 and 2015.

Four major brands compete with QVAR® in the mono inhaled corticosteroid segment: Flixotide/Flovent® (fluticasone) by GlaxoSmithKline, Pulmicort Flexhaler® (budesonide) by AstraZeneca, Asmanex® (mometasone) by Merck and Alvesco® (ciclesonide) by Sunovion.

Qnasl® Nasal Aerosol (beclomethasone diproprionate HFA in a nasal actuator) is a synthetic corticosteroid medication indicated for the treatment of seasonal and year-round nasal allergy symptoms in adults and adolescents 12 years of age and older. It is administered as a nonaqueous spray propelled by HFA. This medicine was launched in 2012 in the United States, and is currently being studied in a Phase III trial for a pediatric indication. Qnasl® is protected by various patents in the United States expiring between 2014 and 2027.

Major competitors of Qnasl® are Veramyst® (fluticasone furoate) and Flonase® (fluticasone propionate) by GlaxoSmithKline, Rhinocort Aqua® (budesonide) by AstraZeneca, Nasonex® (mometasone) by Schering and Omnaris® and Zetonna® (ciclesonide) by Dainippon Sumitomo.

Women’s Health Products

Currently, our women’s health product line focuses on several therapeutic areas, including oral and non-oral forms of contraception (including emergency contraception), intrauterine contraception, hormone therapy treatments for menopause/perimenopause, and therapies for use in infertility and urinary incontinence.

Below is a description of our main women’s health products:

Emergency Oral Contraception

Plan B One-Step® OTC/Rx (levonorgestrel) is an emergency oral contraceptive which consists of a single tablet dose of levonorgestrel for emergency contraception. Plan B One-Step® is intended to prevent pregnancy when taken within 72 hours after unprotected intercourse or contraceptive failure. In June 2013, it became the first emergency contraceptive FDA-approved to be available without age or point of sales restrictions. Teva is the only company that has conducted actual use and label comprehension studies required by the FDA, demonstrating that adolescents can understand how to use Plan B One-Step® just as well as adults.

Extended Regimen Combined Oral Contraception

Quartette™ (levonorgestrel/ethinyl estradiol and ethinyl estradiol) tablets are extended-regimen oral contraceptives approved for the prevention of pregnancy. Quartette™ is the only extended-regimen oral contraceptive with an ascending dose of estrogen. Quartette™ is marketed in the United States.

Quartette™ is protected by patents expiring in 2025 and 2029, as well as regulatory exclusivity expiring in March 2016.

Seasonique® and LoSeasonique® (levonorgestrel/ethinyl estradiol tablets and ethinyl estradiol tablets) are extended-cycle oral contraceptives, originally launched in the United States in 2004 and in 2009 respectively. The products face generic competition in the United States. We are currently looking to expand the market for these products in European and Latin American countries.

Combined Oral Contraception

Zoely® is a 28-day regimen combination contraceptive oral pill (consisting of 24 active pills and 4 placebo pills). Zoely® is the first and only monophasic contraception combining E2 physiological estrogen (17ß-estradiol) with NOMAC (nomegestrol acetate) progestin, which has a strong anti-gonadotropic activity, having minimal effect on metabolism and less impact on metabolic and haemostasis parameters than currently marketed products.

Zoely® is a joint development between Théramex (a Teva subsidiary) and Merck & Co. We hold both trademark rights worldwide as well as the marketing rights for Zoely® in several European countries. In addition, we have non-exclusive rights in some emerging markets such as Brazil. Zoely® is protected by patents in Europe until 2017, while supplementary protection certificates extending to 2022 have been granted by several European countries. A phase IV program has been initiated recently, including a large post-marketing surveillance study in collaboration with Merck Sharp & Dohme.

Non-Oral, Non Hormonal Contraception

ParaGard® T380 A (intrauterine copper contraceptive) is a non-hormonal intrauterine contraceptive marketed in the United States. ParaGard® provides women with a highly effective, long-term, reversible, non-hormonal contraceptive option. It is the only intrauterine contraceptive approved for up to ten years of continuous use and is more than 99% effective at preventing pregnancy.

Menopause Hormonal Treatment

Enjuvia® (synthetic conjugated estrogens) is an oral treatment of moderate to severe vasomotor symptoms associated with menopause. Enjuvia® is a plant-derived formulation of ten synthetic conjugated estrogens, including sodium D8,9 dehydroestrone sulfate, and is available in five dosage strengths. The Enjuvia® delivery system allows slow release of estrogens over several hours due to its Surelease® technology. We have Orange Book listed patents for Enjuvia® expiring in 2021.

Other Products

We also market the following products in some European markets: Orocal®, a calcium supplement for the treatment of osteoporosis with or without D-vitamin; Colpotrophine®, for vaginal atrophy; Lutenyl®, for menopause; Monazol®, for fungal dermatitis; Estreva®, for estrogen deficiencies; Antadys®, for dysmenorrhea; and Leeloo Gé®, an oral contraceptive.

Competitive Landscape. The oral contraceptives market is highly competitive and fragmented. The main competitors to our women’s health line include Yasmin® and Yaz® franchise from Bayer, which was recently expanded to include the Yaz Flex® flexible dosage regimen oral contraceptive, launched in Australia in September 2012 and expected to be launched in Europe in 2014. In addition, there are other competing forms of contraceptives, such as intrauterine devices, patches and vaginal hormonal contraceptive rings.

In the intrauterine device (“IUD”) market, Bayer’s hormonal IUD Mirena® is the market leader with a lower dosed follow-on product (called Jaydess® in Europe and Skyla® in the United States). Actavis (Watson) has increased its women’s health portfolio with the acquisitions of Warner-Chilcott and Uteron Pharma; it has marketing authorizations for both markets and distribution agreement with Medicines360 in the United States to market a hormonal IUD with expected launch in 2014. NuvaRing® from Merck is a vaginal hormonal contraceptive ring, and we expect the competitive landscape to continue evolving towards non-oral deliveries.

Other Activities

Our other activities are comprised of our OTC business and other sources of revenues, which are not included in our generics and specialty segments described above.

Consumer Healthcare Joint Venture

PGT is our consumer healthcare joint venture with P&G. The joint venture includes the branded OTC medicines of the two companies in categories such as cough/cold and allergy, digestive wellness, vitamins, minerals and supplements, analgesics and skin medications, and operates in markets outside North America. Its leading brands are Vicks®, Metamucil®, Pepto-Bismol®, and ratiopharm. The joint venture also develops new brands for certain global markets. We own 49% and P&G holds 51% of the joint venture.

PGT’s strengths include P&G’s strong brand-building, consumer-led innovation and go-to-market capabilities; our broad geographic reach, experience in R&D, regulatory and manufacturing expertise and extensive portfolio of products, and each company’s scale and operational efficiencies. It intends to introduce the partners’ product and brand portfolios into additional countries and to expand into new OTC categories (such as prescription products that have become OTC products).

Others

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

One major area of focus is the development of new generic medicines. We develop generic products in all therapeutic areas. Our emphasis is on developing high-value products, such as those with complex technologies and formulations which thus have higher barriers to entry. Generic R&D activities, which are carried out in development centers located in the United States, Israel, India, Mexico, Europe and Latin America, include product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, and registration of generic drugs in all of the markets where we operate.

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

Our specialty pipeline includes product candidates in several therapeutic areas, with a focus on CNS and respiratory products, with selective innovation in areas such as oncology. We intend to continue to supplement our specialty pipeline, as necessary, by in-licensing or acquiring products including small molecules and biologics, focused in critical therapeutic areas, to create a robust and sustainable pipeline.

Below is a table listing selected pipeline products in clinical development:

Project / Compound	Potential Indication	Route of Administration	Clinical Phase (month and year of entering Phase III)
CNS
Laquinimod	RRMS, progressive forms of MS	Oral	US—III (Nov 2007) EU—reviewing EMA decision
Extended release hydrocodone	Chronic pain	Oral	III (Oct 2010)
TV-7820 (pridopidine)	Motor disorders	Oral	II
TV-45070 (XEN 402)	Painful disorders	Oral and topical	II
RESPIRATORY
DuoResp® Spiromax® (budesonide & formoterol)	Asthma/COPD	Oral inhalation	EU—submitted
QVAR® Breath Actuated Inhaler (beclomethasone)	Asthma/COPD	Oral inhalation	III (Dec 2013)
Albuterol MDPI	Asthma/COPD	Oral inhalation	III (Oct 2012)
QNASL® (beclomethasone HFA)	Pediatric allergic rhinitis	Nasal inhalation	III (Oct 2012)
Reslizumab	Severe asthma with eosinophilia	Intravenous	III (Feb 2010)
Fluticasone & salmeterol Multi Dose Powder Inhaler (“MDPI”)	Asthma	Oral inhalation	II
Fluticasone MDPI	Asthma	Oral inhalation	II
Teva-MicroDose RSV	Respiratory syncytial virus	Oral inhalation	II

Fluticasone & salmeterol HFA Metered Dose Inhaler	Asthma/COPD	Oral inhalation	I (Bioequivalence)
LAMA Breath Actuated Inhaler	COPD	Oral inhalation	I
ONCOLOGY
Balugrastim (albumin fused G-CSF)	Neutropenia	Subcutaneous	EU—submitted
Custirsen/TV-1011 (OGX-011)	Metastatic castrate resistant prostate cancer	Intravenous	III (1st line: Dec 2010; 2nd line: Oct 2012)
Custirsen/TV-1011 (OGX-011)	Non-small cell lung cancer	Intravenous	III (Oct 2012)
WOMEN’S HEALTH
Ovaleap® (XM17, follitropin alfa)	Female infertility; anovulation; assisted reproductive techniques; hypogonadism	Subcutaneous	EU—approved

Milprosa® (progesterone vaginal ring )	Luteal support for in vitro fertilization	Vaginal Ring	US—submitted
LeCette® (Desogestrel and ethinyl estradiol)	28-day oral contraceptive	Oral	US—submitted
CARDIOVASCULAR
Revascor® (mesynchymal precursor cells)	Congestive heart failure	Intracardiac injection	III (Jan 2014)
Revascor® (mesynchymal precursor cells)	Acute myocardial infarction	Intracardiac injection	I
OTHER
Laquinimod	Crohn’s disease	Oral	II

CNS

Laquinimod is a once-daily, orally administered immunomodulatory compound being developed for treatment of relapsing-remitting multiple sclerosis. We acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide from Active Biotech, in return for an upfront payment and possible future milestone payments and royalties.

In 2011, we conducted two Phase III studies, in both of which the observed safety and tolerability profile of laquinimod was considered favorable. A third Phase III study of laquinimod, was initiated in February 2013, with the primary endpoint of impact on disability progression.

In June 2012, we submitted a Marketing Authorization Application to the European Medicines Agency (“EMA”). In January 2014, EMA announced its conclusion that the risk-benefit profile of laquinimod is not favorable. We intend to request a re-examination of this opinion. In August 2012, we submitted a New Drug Submission to Health Canada.

Based on data from the Phase III studies conducted to date, we are planning further clinical studies of laquinimod as add-on therapy in patients with relapsing-remitting multiple sclerosis and as monotherapy in patients with progressive forms of MS.

Laquinimod is currently in Phase II evaluation for Crohn’s Disease.

Laquinimod is protected by patents expiring in 2019 worldwide, with potential for extensions in various markets.

Extended Release Hydrocodone is our formulation of hydrocodone, an opioid analgesic, utilizing our OraGuard™ technology, with potentially abuse-deterrent properties methods, including resistance to crushing and dose dumping when taken with alcohol. A Phase III study was completed in August 2011, but did not demonstrate a statistically significant difference between the hydrocodone and placebo treatment groups. A statistically significant difference was demonstrated in change from baseline to week 12 in mean weekly average WPI score, a secondary endpoint. A newly designed Phase III study was initiated in March 2013 and results are expected during the first half of 2014. We intend to file with the FDA in late 2014.

TV-7820 (pridopidine) is an oral small molecule dopamine stabilizer being developed for the symptomatic treatment of motor disorders (including Huntington’s disease, or “HD”), which we licensed from Neurosearch A/S in late 2012. Phase II clinical development is planned to begin in early 2014.

Pridopidine is protected by patents expiring in 2020 worldwide.

TV-45070 (XEN 402) is a small molecule intended to treat pain locally at its source through blocking of Nav1.7 and Nav1.8 sodium channels, which are found in sensory nerve endings that can increase in chronic painful conditions. TV-45070 was licensed from Xenon Pharmaceuticals Inc. in December 2012. TV-45070 has been studied in human subjects in both oral and topical forms in neuropathic and inflammatory diseases. In an early study, oral TV-45070 was shown to be effective at relieving the pain associated with the rare neuropathic pain condition, erythromelalgia. In a Phase II trial to evaluate effectiveness in alleviating the pain of post-herpetic neuralgia, topical TV-45070 led to significantly more meaningful reductions in pain than placebo.

TV-45070 is currently in Phase II development for a variety of pain-related, neuropathic and inflammatory disorders. A first study of the topical formulation in an inflammatory disorder will be initiated in early 2014.

TV-45070 is protected by patents expiring in 2026 in Europe and in 2028 in the United States.

Respiratory

The primary area of focus of our respiratory R&D is the development of products that are based on our proprietary delivery systems, which include:

•	an advanced breath-actuated inhaler (“BAI”);

•	Spiromax®/Airmax®, a novel inhalation-driven multi-dose powder inhaler (“MDPI”);

•	Teva MicroDose, a unique nebulization device; and

•	Steri-Neb®, our advanced sterile formulations for nebulizers.

This strategy is intended to result in “device consistency,” allowing physicians to choose which device best matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule.

Our proprietary MDPI device (Spiromax®) is protected by patents expiring in 2021.

DuoResp® Spiromax® is a combination of budesonide and formoterol utilizing our proprietary Spiromax® device. Results of our studies confirm that we have demonstrated bio-equivalence to the marketed product (Symbicort® Turbohaler®). An application for marketing authorization was submitted in Europe in January 2013. Approval is expected in 2014.

QVAR® BAI (beclomethasone) is an oral aerosol corticosteroid in development for the treatment of asthma delivered using our advanced breath-actuated inhaler. The Phase III clinical program was initiated in December 2013.

Albuterol MDPI is a dry-powder inhaler formulation of albuterol in our multi-dose powder inhaler device that is designed to be an improvement to our ProAir® HFA. Results of two safety and efficacy studies have confirmed the safety, efficacy, pharmacokinetic and pharmacodynamic profile of albuterol MDPI. The Phase III program is ongoing with the new drug application (“NDA”) filing planned for 2014.

QNASL® (beclomethasone HFA Nasal) is a nasal aerosol corticosteroid indicated for the treatment of adult and adolescent perennial allergic rhinitis (PAR) and seasonal allergic rhinitis (SAR). We are currently conducting a Phase III program to gain a pediatric indication. We plan to file a sNDA in 2014.

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

Fluticasone & salmeterol MDPI is a new formulation of this combination using our multi-dose powder inhaler device, with an enhanced lung delivery that is designed to allow lower doses to achieve the same clinical outcomes as Advair® Diskus. Phase II trials were completed in 2013, and initiation of the Phase III program is planned for 2014.

Fluticasone MDPI is a new formulation of this combination using our multi-dose powder inhaler device, with an enhanced lung delivery that is designed to allow lower doses to achieve the same clinical outcomes as Flovent® Diskus. Phase II trials were completed in 2013, and initiation of the Phase III program is planned for 2014.

Teva-MicroDose RSV is a transformational innovative inhaled delivery technology being developed for the treatment of respiratory syncytial virus (“RSV”) infection. RSV is the most frequent cause of hospitalization of infants and young children in industrialized countries. The molecule in development is an inhalable small molecule anti-viral fusion inhibitor that acts by targeting and blocking the viral fusion protein. Teva-MicroDose is designed to be a unique type of nebulizer that is both small and portable and allows fast dosing without the need for dose preparation. Phase II clinical trials were initiated in 2013.

Fluticasone & salmeterol HFA MDI is designed to be comparable to Advair®/Seretide® HFA, delivered in a well established press-and-breath device. We expect to complete clinical studies in 2014.

Long-Acting Muscarinic Antagonist (“LAMA”) BAI is an oral aerosol LAMA in development for the treatment of COPD, delivered using our advanced breath-actuated inhaler. We completed a phase I study in 2013 and plan to enter Phase II as well as initiate a Japanese bridging study in 2014.

Oncology

Balugrastim (albumin fused G-CSF) is a long-acting G-CSF using albumin-fusion technology initially developed by Human Genome Sciences to prolong plasma half-life. Balugrastim is designed to provide clinical efficacy and safety profiles comparable to Neulasta®. The U.S. balugrastim biologics license application (“BLA”) was withdrawn in October 2013 from the FDA review process following ongoing consultation with the agency in preparation for the late cycle review meeting, pending the provision of additional confirmatory data.

We submitted balugrastim for registration in Europe in April 2013.

Custirsen/TV-1011 (OGX-011) is an antisense drug. In December 2009, Teva and OncoGenex entered into a global license and collaboration agreement to develop and commercialize custirsen/TV-1011 (OGX-011). Custirsen was developed by Isis Pharmaceuticals Inc. and licensed to OncoGenex, and is designed to inhibit the production of clusterin, a protein associated with cancer treatment resistance. Custirsen was developed to increase the efficacy of chemotherapeutic drugs and may have broader market potential to treat various indications and disease stages.

In November 2012, enrollment was completed in a large Phase III randomized trial of custirsen in combination with docetaxel and prednisone in the initial chemotherapy treatment of patients with castrate-resistant prostate cancer. Results are expected in 2014. Enrollment is ongoing for two additional Phase III studies: a randomized trial of custirsen in combination with cabazitaxel and prednisone for the second-line treatment of patients with castrate-resistant prostate cancer, and a randomized trial of custirsen in combination with docetaxel for the second-line treatment of patients with non-small-cell lung cancer.

Custirsen is protected by patents expiring in 2020 in Europe and in 2021 in the United States.

Women’s Health

Ovaleap® (XM17, follitropin alfa) is a biosimilar product to Gonal-f® for the treatment of female infertility. The product was approved for marketing in Europe in September 2013.

Milprosa® (progesterone vaginal ring) is a silicone-based, flexible ring designed to be dosed weekly for luteal support for in vitro fertilization. Clinical studies indicated that Milprosa® is not inferior to the approved progesterone gel and is safe and well-tolerated, with a profile consistent with the known profile of progesterone. We filed an NDA with the FDA in 2010 and received a complete response letter in 2011 requiring a safety/efficacy study in women over 34 years old prior to approval or as a post-marketing commitment. We plan to file a complete response to the FDA’s letter in 2014.

Milprosa® is protected by patents expiring in 2030 in the United States, with patents pending in Europe.

LeCette® is a 28-day oral contraceptive with 21-day regimen of desogestrel and ethinyl estradiol followed by a 7-day regimen of ethinyl estradiol alone. Phase III clinical development was completed in 2013 and an NDA was filed during September 2013.

In clinical trials, LeCette® has demonstrated a safety profile similar to that of other 28-day oral contraceptives.

LeCette® is protected by patents expiring in 2022 in the United States.

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

In January 2011, interim results from the ongoing multi-center Phase II trial of Revascor® for patients with congestive heart failure were announced. Based on these Phase II results, and timely finalization of the chemistry and manufacturing controls requirements, we initiated a Phase III study in early January 2014. This study will include an interim analysis after an initial cohort of patients has completed six months of follow-up.

New Therapeutic Entities (“NTEs”)

A strategic area of focus of Teva Global R&D is the development of new therapeutic entities. NTEs are known molecules that are formulated, delivered or used in a novel way to address unmet patient needs. Examples of NTEs include fixed-dose-combinations that improve adherence and therefore efficacy (for use in HIV, for example), drugs with prolonged half-lives to reduce frequency of administration, drugs with modified pharmacokinetic profiles to reduce side effects), drugs that are administered orally instead of by injection, drugs that are delivered in ways that address the needs of special patient populations (for example, children and the elderly), and drugs that are approved for new indications. NTEs that have achieved significant commercial successes include J&J’s Duregesic® fentanyl patch, Purdue’s Oxycontin® and Lundbeck’s Namenda® for Alzheimer’s disease.

The successful development of NTEs requires access to a wide range of specialty and generic R&D capabilities: an understanding of medical needs, clinical and regulatory development, formulation know-how and special technologies, intellectual property and access to a large portfolio of generic molecules. The integration of our specialty and generic R&D groups into a single organizational unit—Teva Global R&D—creates an infrastructure that includes the entire range of capabilities required for the development of NTEs.

This organization is supported by a dedicated process for generating and screening ideas for NTEs. Drawing on a wide range of internal and external sources, we are generating more than 100 NTE ideas per year, of which we expect ten to be approved for development each year. At the end of 2013, 15 NTE products are part of the Teva portfolio, including:

•

Four abuse deterrent tablets containing various opioids, for the treatment of pain, using our proprietary abuse deterrent OraGuardTM technology which deters against various tampering methods including crushing and dose dumping when taken with alcohol;

•	Once-a-month and once-every-three-months injections of risperidone for the treatment of schizophrenia;

•

Adasuve® (loxapine) inhalation powder, an in-licensed inhaled antipsychotic for the treatment of acute agitation associated with schizophrenia or bipolar I disorder, will be launched in the United States in early 2014 ;

•	A once-a-day fixed combination of a prostaglandin agonist and a beta blocker, for the treatment of glaucoma;

•	Four fixed-dose combinations of several antiretrovirals for the treatment of HIV; and

•	Additional projects for the treatment of Crohn’s Disease, Parkinson’s disease and dependence.

These products incorporate various technological abilities and formulation specialties such as tamper-deterrence, delayed release and rapid release, which will form the basis for future development of NTEs.

Because NTEs involve proven targets with known efficacy and safety profiles, we expect their development to involve reduced risks and costs, and shorter timelines compared to novel drugs. On the other hand, there are multiple avenues to exclusivity for NTEs, leveraging both regulatory and patent exclusivity to protect novel formulations, combinations and indications. Therefore, we believe that rewards from an NTE have the potential to be sustained over long periods.

We believe that the combination of our integrated organization, dedicated processes and the extensive efforts to develop NTEs, together with their favorable risk/ reward profiles, will provide us with significant opportunities to enhance our CNS, respiratory, oncology and women’s health pipeline.

Terminated Projects

During 2013, we also terminated the development of the following projects:

•	Nuvigil® (armodafinil), the R-isomer of modafinil, for bipolar disorder.

•	Obatoclax, a Pan Bel-2 inhibitor with particular potency for the dominant protein Mel-1.

•	Oxybutynin vaginal ring (DR-3001), a silicone-based, flexible ring designed to be dosed once a month to treat overactive bladder.

•	Laquinimod for the treatment of lupus arthritis.

Operations

We believe that our global infrastructure provides us with the following capabilities:

•	global research and development facilities that enable us to have a leading global generic pipeline, as well as the broadest generic product line in the United States;

•

pharmaceutical manufacturing facilities approved by the FDA, EMA and other regulatory authorities located around the world, which offer a broad range of production technologies and the ability to concentrate production in order to achieve economies of scale;

•	API manufacturing capabilities that offer a stable, high-quality supply of key active ingredients, as well as vertical integration efficiencies; and

•	high-volume, technologically advanced distribution facilities that allow us to deliver new products to our customers quickly and efficiently, providing a cost-effective, safe and reliable supply.

These capabilities provide us with the means to respond on a global scale to a wide range of requirements (both therapeutic and commercial) of patients, customers and healthcare providers.

Pharmaceutical Production

We operate 50 finished dosage pharmaceutical plants in North America, Europe, Latin America, Asia and Israel with two additional sites currently under construction. These plants manufacture solid dosage forms, sterile injectables, liquids, semi-solids, inhalers and medical devices. In 2013, Teva produced approximately 64 billion tablets and capsules and over 700 million sterile units. 26 of our plants are FDA approved, and 31 of our plants have EMA approval.

Our two primary manufacturing technologies, solid dosage forms and injectables, are available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Israel, Germany, Hungary and the Czech Republic comprise a significant percentage of our production capacity.

We strive to optimize our manufacturing network, in order to maintain our goal of supplying high quality, cost-competitive products on a timely basis to all of our customers globally. In addition, we also use several external contract manufacturers to achieve operational and cost benefits.

During 2013, we continued to invest in our manufacturing capabilities, focusing on strategic growth areas, including the construction of a new oral solid dosage facility in Russia and a new OTC manufacturing facility in India. We invested in expanding our manufacturing facility in Japan and in our global sterile manufacturing centers in Hungary and Croatia. In addition, our state-of-the-art logistics center in Shoham, Israel began to operate during 2012, significantly increasing our technological and logistical capabilities. We constantly review these capabilities and our capacity utilization to ensure that they align with our ability to deliver the highest quality, best in class and most efficient products.

Our policy is to maintain multiple supply sources for our strategic products and APIs to the extent possible, so that we are not dependent on a single supply source. However, our ability to do so may be limited by regulatory or other requirements.

Our principal pharmaceutical manufacturing facilities in terms of number of employees are listed below:

Facility Location	Total Number of Site Employees	Principal Market(s) Served
Ulm, Germany	2,198	Europe and other non-U.S. markets
Debrecen, Hungary	1,851	Europe and other non-U.S. markets
Kfar Saba, Israel	1,772	North America, Europe and other markets
Zagreb, Croatia	1,678	North America, Europe and other markets
Opava, Czech Republic	1,422	North America, Europe and other markets
Takayama, Japan	1,153	Asia
Godollo, Hungary	1,101	North America, Europe and other markets
Haarlem, Netherlands	847	North America, Europe and other markets
Toronto, Canada	767	North America and Europe
Jerusalem, Israel	660	North America and Europe
Krakow, Poland	584	North America, Europe and other markets
Forest, VA, U.S.	552	North America
Maipu, Santiago, Chile	535	Latin America
Waterford, Ireland	470	North America, Europe and other markets
Runcorn, U.K.	460	North America, Europe and other markets
Sellersville , PA, U.S.	406	North America
Irvine, CA, U.S.	388	North America
Cincinnati, OH, U.S.	380	North America

Raw Materials for Pharmaceutical Production

We source a large portion of our APIs from our own manufacturing facilities. Additional APIs are purchased from suppliers located in Europe, Asia and the United States. We have implemented a supplier audit program to ensure that our suppliers meet our high standards, and take a global approach to managing our commercial relations with these suppliers.

We have 21 API production facilities located in Israel, Hungary, Italy, the United States, the Czech Republic, India, Mexico, Puerto Rico, Monaco, China and Croatia. We produce approximately 300 APIs in various therapeutic areas. Our API intellectual property portfolio includes over 600 granted patents and pending applications worldwide.

We have expertise in a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, enzymatic synthesis, high-potency manufacturing, plant extract technology, and peptides synthesis, vitamin D derivatives synthesis and prostaglandins synthesis. Our advanced technology and expertise in the field of solid state particle technology enable us to meet specifications for particle size distribution, bulk density, specific surface area and polymorphism, as well as other characteristics.

Our API facilities meet all applicable current Good Manufacturing Practices (“cGMP”) requirements under U.S., European, Japanese, and other applicable quality standards. Our API plants are regularly inspected by the FDA, European agencies or other authorities as applicable. During 2013, inspections of our API facilities worldwide found our manufacturing practices to be in compliance.

Environment

Teva is committed to business practices that promote socially and environmentally responsible economic growth. In 2013, we continued to restructure and strengthen our environment, health and safety (“EHS”) efforts. We have designed and are implementing a global EHS management system to align, streamline and enhance our EHS performance. We hired senior managers responsible for EHS, sustainability and occupational safety, and formed a Corporate EHS Committee consisting of global senior executives who will have oversight of all material EHS matters in Teva and a Global EHS Management team to guide and direct our EHS efforts.

We have drafted a global environment and sustainability plan which is built on three pillars:

•	Zero incidents: we strive for zero releases to the environment;

•	100% compliance: we are putting systems in place aligned with internationally recognized standards to assure full compliance; and

•	Reduce impact: we are working to optimize our operations to streamline processes and reduce our environmental footprint through efficient use of resources.

In order to assure compliance in an ever-changing business and regulatory environment, we continuously update and advance our environmental control systems. Some examples of recent efforts include:

•	Six upgraded waste water treatment plant projects in China, Croatia, India, Israel and Italy;

•	Three upgraded air emissions control projects in Croatia and Israel;

•	Three ground water and soil remediation projects based on historic contamination in Hungary, Israel and Italy; and

•	Numerous projects at API plants to assure compliance with Pollutant Release and Transfer Register and Extended Producer Responsibility legislation.

Five of our production sites are externally certified to ISO14001.

We believe that we are in substantial compliance with all applicable environmental, health and safety requirements.

Organizational Structure

In 2013, we announced the formation of a global Specialty Medicines group, which is responsible globally for our specialty medicines business, which strives to bring patients and customers medicines adapted to their needs. Our generic medicines business is managed by geographic location; however, as a whole, the generic medicines business is managed by Teva’s CEO.

In addition, our activities are conducted by three global divisions, Teva Global Operations (“TGO”), Teva Global R&D and Quality, and by global support functions including finance, legal, information system, business development, human resources and communications.

TGO’s responsibilities include manufacturing and commercialization of APIs, manufacturing of pharmaceuticals, procurement and supply chain. Teva Global R&D is responsible for our overall research and development of generic medications, NTEs and specialty products.

As of December 31, 2013, we are organized into four commercial units, by region: (1) the Americas, (2) Europe, (3) Eastern Europe, Middle East, Israel and Africa, and Asia-Pacific (“EMIA-APAC”), and (4) Japan and South Korea. Within the regions, the individual countries are responsible for all commercial activity, including the sale and distribution of both generic and specialty medicines.

Our worldwide operations are conducted through a network of global subsidiaries primarily located in North America, Europe, Latin America, Asia and Israel. We have direct operations in approximately 60 countries, as well as 50 finished dosage pharmaceutical manufacturing sites, with two additional sites currently under construction, in 25 countries, 21 API sites and more than 20 pharmaceutical R&D centers. The following sets forth, as of December 31, 2013, our principal operating subsidiaries in terms of aggregate total revenues:

Name of Subsidiary*	Country
Teva Canada Limited	Canada
Teva Santé SAS	France
ratiopharm GmbH	Germany
Teva GmbH	Germany
TEVA Pharmaceutical Works Private Limited Company	Hungary
Teva Italia S.r.l.	Italy
Teva Seiyaku	Japan
Teva Limited Liability Company	Russia
Teva Pharma S.L.	Spain
Teva UK Limited	United Kingdom
Teva Pharmaceuticals USA, Inc.	United States

*	All the listed subsidiaries are 100% held by Teva.

In addition to the subsidiaries listed above, we have operations in several other locations, including China, India, Turkey and other emerging and smaller markets.

Properties and Facilities

Listed below are our principal facilities and properties in various regions of the world and their size in square feet as of December 31, 2013:

Facility Location	Square Feet (in thousands)	Main Function
Israel
Ramat Hovav	1,355	API manufacturing and R&D
Kfar Saba	738	Pharmaceutical manufacturing, research laboratories, warehousing, and offices
Shoham Logistics Center	538	Distribution center
Jerusalem (3 sites)	522	Pharmaceutical manufacturing, research laboratories and offices
Netanya (3 sites)	503	API manufacturing, pharmaceutical warehousing, laboratories, distribution center and offices
Petach Tikva	335	Corporate headquarters
Ashdod	130	Manufacturing of hospital supplies
Assia—Petach Tikva	118	R&D laboratories
United States
North Wales area, PA (4 sites)	808	Teva USA headquarters, warehousing and distribution center
Greensboro, SC	500	Manufacturing, packaging and offices
Forest, VA	408	Manufacturing, packaging and offices
Irvine, CA (8 sites)	342	Pharmaceutical manufacturing and R&D laboratories
Phoenix, AZ (2 sites)	336	Manufacturing, packaging and offices

Facility Location	Square Feet (in thousands)	Main Function
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories and packaging
Miami, FL (3 sites)	223	Manufacturing, R&D laboratories, warehousing and offices
Kutztown, PA	211	Warehousing
Sellersville, PA	206	Pharmaceutical manufacturing, packaging and R&D laboratories
Frazer, PA	194	Manufacturing, packaging and offices
Salt Lake City, UT	188	Offices
Pomona, NY	181	Pharmaceutical manufacturing and R&D laboratories
Guayama, Puerto Rico	170	API manufacturing
West Chester, PA	165	Laboratories
Overland Park, KS	154	Offices
Mexico, MO	144	API manufacturing
Canada
Toronto, Ontario	335	Offices, pharmaceutical packaging, warehousing, distribution center and laboratories
Stouffville, Ontario	155	Pharmaceutical manufacturing and R&D laboratories
Markham, Ontario	122	Pharmaceutical manufacturing and warehousing
Europe
Debrecen, Hungary (3 sites)	2,549	Pharmaceutical manufacturing, API manufacturing, R&D laboratories and warehousing
Ulm, Germany (2 sites)	1,740	Pharmaceutical manufacturing, warehousing and offices
Opava, Czech Republic	1,466	Pharmaceutical and API manufacturing, warehousing and distribution center
Krakow, Poland	939	Pharmaceutical manufacturing and warehousing
Zagreb, Croatia (5 sites)	869	Pharmaceutical manufacturing, packaging and warehousing, API manufacturing and R&D laboratories
Weiler, Germany	425	Pharmaceutical manufacturing and packaging
Waterford, Ireland (2 sites)	413	Pharmaceutical manufacturing, warehousing and packaging
Savski Marof, Croatia	378	API manufacturing
Sajababony, Hungary	374	Mixed use
Zaragoza, Spain (3 sites)	325	Pharmaceutical manufacturing, R&D laboratories
Kutno, Poland	290	Pharmaceutical manufacturing, warehousing and packaging
Glasshoughton, England	247	Warehousing and distribution center
Runcorn, England (2 sites)	241	Pharmaceutical manufacturing, warehousing, laboratories and offices
Haarlem, The Netherlands	232	Laboratories
Gödöllõ, Hungary	211	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution center, packaging and warehousing

Facility Location	Square Feet (in thousands)	Main Function
Dublin, Ireland (2 sites)	188	Marketing, manufacturing
Santhiā, Italy	177	API manufacturing, R&D laboratories and warehousing
Eastbourne, England	163	Warehousing and packaging
Vienna, Austria	113	Warehousing & offices
Vilnius, Lithuania (2 sites)	97	Pharmaceutical manufacturing and R&D laboratories
Asia
Gajraula (U.P.), India	1,200	API manufacturing
Takayama, Japan	1,009	Pharmaceutical manufacturing
Hangzhou, China	609	API manufacturing
Malanpur, India	302	API manufacturing
Goa, India	285	Pharmaceutical manufacturing and R&D laboratories
Teda, China	193	Marketing, manufacturing, warehousing and R&D Laboratories, offices, API manufacturing
Ahmedabad, India	183	OTC manufacturing, packaging, warehousing and laboratories
Kasukabe, Japan	169	Pharmaceutical manufacturing
Koka, Japan	151	Pharmaceutical manufacturing
Nagoya, Japan (2 sites)	141	Offices
Latin America
Santiago, Chile	240	Pharmaceutical manufacturing, warehousing and R&D laboratories
Mexico City, Mexico	240	Pharmaceutical manufacturing, warehousing and R&D laboratories
Lima, Peru (3 sites)	221	Pharmaceutical manufacturing, warehousing and R&D laboratories
Munro, Argentina	155	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging

We lease certain of our facilities. In Israel, our principal executive offices and corporate headquarters in Petach Tikva are leased until December 2018. In North America, our principal leased properties are the facilities in North Wales and Frazer, Pennsylvania, which have lease terms expiring between 2016 and 2022. We own and lease various other facilities worldwide.

Regulation

United States

Food and Drug Administration and the Drug Enforcement Administration

All pharmaceutical manufacturers selling products in the United States are subject to extensive regulation by the United States federal government, principally by the FDA and the Drug Enforcement Administration (“DEA”), and, to a lesser extent, by state and local governments. The federal Food, Drug, and Cosmetic Act, the Controlled Substances Act (“CSA”) and other federal statutes and regulations govern or influence the development, manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, recordkeeping, advertising, promotion, sale, import and export of our products. Our facilities and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Noncompliance with applicable requirements may result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the government to enter into supply contracts or to approve NDAs, ANDAs, or BLAs and criminal prosecution by the Department of Justice. The FDA also has the authority to deny or revoke approvals of marketing applications and the power to halt the operations of non-complying manufacturers. Any failure to comply with applicable FDA policies and regulations could have a material adverse effect on our operations.

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

The federal CSA and its implementing regulations establish a closed system of controlled substance distribution for legitimate handlers. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements upon legitimate handlers under the oversight of the DEA. The DEA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV, or V—with varying qualifications for listing in each schedule. Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA inspects all manufacturing facilities to review security, record keeping and reporting and handling prior to issuing a controlled substance registration. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action, such as civil penalties, refusal to renew necessary registrations, or initiation proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

The Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This Act also provides market exclusivity provisions that can delay the approval of ANDAs. One such provision allows a five-year period of market exclusivity period for NDAs involving new chemical entities and a three-year period of market exclusivity for NDAs (including different dosage forms) containing new clinical(s) trial essential to the approval of the application. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers, generally, to a product that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application.

Under the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a “Paragraph IV” certification. The Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications until 180-days after the first commercial marketing. When this occurs, the FDA generally may not approve the ANDA until the earlier of 30 months or a court decision finding the patent invalid, not infringed or unenforceable. Submission of an ANDA with a Paragraph IV certification can result in protracted and expensive patent litigation.

The Best Pharmaceuticals for Children Act, signed into law in 2002, continues the so-called “pediatric exclusivity” program begun in the FDA Modernization Act of 1997. This pediatric exclusivity program provides a six-month period of market exclusivity both to certain listed patents and to regulatory exclusivities for all formulations of an active ingredient, if the sponsor performs and submits pediatric studies acceptable to the FDA on any one single dosage form within specified timeframes. An effect of this program has been to delay the launch of numerous generic products by an additional six months.

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Modernization Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Modernization Act, the 180- day period of generic exclusivity rights may be forfeited under certain specified circumstances, including if the product is not marketed within 75 days of a final court decision. In 2012, Congress passed legislation to create a generic drug user fee program (GDUFA) in order to augment the FDA’s congressional appropriations. User fee funding is anticipated to be sufficient to eliminate the backlog of ANDAs pending with the FDA by the end of Fiscal Year 2017 as well as provide enhanced review metrics over the statute’s five-year period. Additionally, generic drug user fees are intended to bring parity between the U.S. and foreign inspections by 2017 in order to ensure a consistent standard of quality for all drugs intended for the U.S. market. Implementation of the program began on October 1, 2012. In July 2012, Congress also passed legislation that allowed the FDA to continue to collect user fees, payments to supplement the appropriations that the agency receives from Congress, for brand products and a new user fee program for biosimilar products. As part of this legislation, Congress included a provision that extended the period of time that a generic applicant has to receive tentative approval of its ANDA to preserve eligibility for 180-day exclusivity. Applications that were submitted during the 30-month period preceding the signing of the bill (January 9, 2010 to July 9, 2012) are entitled to a 40-month period to receive FDA review before triggering a forfeiture. This provision sunsets at the end of the five-year timeframe established by the statute. However, for the applications to which this applies, the benefit is significant. Prospectively, the FDA will continue to collect the newly created user fees applicable to generic products, funding new resources and with the goal of improving future ANDA review times.

The passage of the Food and Drug Administration Amendments Act (FDAAA) in 2007 strengthened the FDA’s regulatory authority on post-marketing safety and granted the agency the authority to control drug marketing and labeling, to require post-approval studies, to establish active surveillance systems, and to make clinical trial operations and results more available to the public. Another provision provides for a 180-day period for the FDA to respond to citizen petitions submitted to the FDA that could delay the approval of generic applications. That 180-day period was reduced to 150 days as part of legislation passed in July 2012. A key provision also allows the FDA to require a risk evaluation and mitigation strategy for drugs associated with greater safety risks.

The Generic Drug Enforcement Act of 1992 established penalties for wrongdoing in connection with the development or submission of an ANDA by authorizing the FDA to permanently or temporarily debar such companies or individuals from submitting or assisting in the submission of an ANDA, and to temporarily deny approval and suspend applications to market generic drugs. The FDA may suspend the distribution of all drugs approved or developed in connection with wrongful conduct and also has authority to withdraw approval of an ANDA under certain circumstances. The FDA may also significantly delay the approval of a pending NDA or ANDA under its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy.” Manufacturers of generic drugs must also comply with the FDA’s cGMP regulations or risk sanctions such as the suspension of manufacturing or the seizure of drug products and the FDA’s refusal to approve additional ANDAs.

On November 13, 2013, the FDA proposed a rule that would require generic manufacturers to participate in the “Changes Being Effected” process to initiate labeling changes for generic medicines without prior FDA approval. If adopted, the rule would allow different labels to be in use at the same time. Currently, generic and brand drug labeling must be identical except for small exceptions explicitly designated by statute. If the rule were to become final as proposed, Teva’s potential product liability exposure could increase. Comments on the proposed rule must be submitted by March 13, 2014.

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

Our products also include biopharmaceutical products that are comparable to brand-name biologics, but that are not approved as biosimilar versions of such brand-name products. Of this portfolio, Tev-Tropin® and Granix™ are sold in the United States, while others are distributed outside of the United States. As part of these efforts we filed a BLA for our G-CSF product in 2009, which was approved by the FDA in 2012, and was launched in November 2013. While regulations are still being developed by the FDA relating to the Biologics Price Competition and Innovation Act of 2009 (“BPCI”), which created a statutory pathway for the approval of biosimilar versions of brand-name biological products and a process to resolve patent disputes, the FDA issued three substantial draft guidance documents in February 2012 that are intended to provide a roadmap for development of biosimilar products. These draft guidance documents address quality considerations, scientific considerations and questions and answers regarding commonly posed issues.

Healthcare Reform and Certain Government Programs

In early 2010, the United States Congress enacted the Patient Protection and Affordable Care Act of 2010 (the “PPACA”). The PPACA seeks to reduce the federal deficit and the rate of growth in health care spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in health care delivery systems and the creation of health insurance exchanges. Enrollment in the health insurance exchanges began in October 2013. The PPACA requires the pharmaceutical industry to share in the costs of reform, by, among other things, increasing Medicaid rebates and expanding Medicaid rebates to cover Medicaid managed care programs. Other components of healthcare reform include funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Under the PPACA, pharmaceutical companies are now obligated to fund 50% of the patient obligation for branded prescription pharmaceuticals in this gap, or “donut hole.” Additionally, commencing in 2011, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $3 billion in 2012 through 2016, $3.5 billion in 2017, $4.2 billion in 2018, and $2.8 billion each year thereafter. The tax is to be apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

The Centers for Medicare & Medicaid Services (“CMS”) administer the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Generally, for generic drugs marketed under ANDAs, manufacturers (including Teva) are required to rebate 13% of the average manufacturer price, and for products marketed under NDAs or BLAs, manufacturers are required to rebate the greater of 23.1% of the average manufacturer price or the difference between such price and the best price during a specified period. An additional rebate for products marketed under NDAs or BLAs is payable if the average manufacturer price increases at a rate higher than inflation, and other methodologies apply to new formulations of existing drugs.

In addition, the PPACA revised certain definitions used for purposes of calculating the rebates, including the definition of “average manufacturer price.” CMS has proposed, but not yet promulgated, a regulation implementing aspects of the PPACA in the Medicaid drug rebate program.

Various state Medicaid programs have implemented voluntary supplemental drug rebate programs that may provide for states with additional manufacturer rebates to the states in exchange for preferred status on a state’s formulary or for patient populations that are not included in the traditional Medicaid drug benefit coverage.

Europe

General

In Europe, marketing authorizations for pharmaceutical products may be obtained through a centralized procedure involving the EMA, a mutual recognition procedure which requires submission of applications in other member states following approval by a so-called reference member state, or a decentralized procedure that entails simultaneous submission of applications to chosen member states.

During 2013, we continued to register products in the EU, using both the mutual recognition procedure and the decentralized procedure. We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

The European pharmaceutical industry is highly regulated and much of the legislative and regulatory framework is driven by the European Parliament and the European Commission. This has many benefits, including the potential to harmonize standards across the complex European market, but it also has the potential to create difficulties affecting the whole of the European market.

The implementation of some elements of the European Falsified Medicines Directive were enacted into national laws during 2013. The provisions of the Directive are intended to reduce the risk of counterfeit medicines entering the supply chain and also to ensure the quality of API manufactured outside of the EU. Teva worked diligently at the European and country levels to ensure there was no disruption to the supply chain and safeguarded supplies of medicines to the patients who depend on them.

The implementation of new European pharmacovigilance legislation has changed our global pharmacovigilance obligations. These new requirements are intended to improve patient safety. However, they increased our administrative burden and therefore costs, and there are proposals from the European Commission to introduce fees that industry pays for the simplification and maintenance of the European pharmacovigilance system as well as fees for the assessment of pharmacovigilance reports, study protocols and referrals. The principle of the proposal has been agreed, but the actual financial proposals are currently in the last stage of discussion and will most probably be implemented for 2014. This will lead to further increased costs in 2014.

The procurement model in parts of Europe for the supply of important secondary care products such as oncology injectable medicines creates a challenge for governments and the pharmaceutical industry. We do everything we can to supply medicines for life-threatening conditions, while at the same time the market creates few incentives for us to do so. Until the procurement model recognizes that stability and sustainability, and the need to allow manufacturers to earn a return on their investment, are important components in purchasing decisions, shortages will be almost impossible to avoid. In 2013, we declined to participate in certain tenders and ended our supply in others since the procurement model for this segment was not sustainable. If the situation remains unchanged, we may withdraw certain products from the market because they are commercially nonviable. We continue to work with governments and our customers on ensuring that the patient’s needs are protected, but we believe that governments can do more to ensure security of supply by creating adequate incentives for manufacturers to maintain manufacturing capacity.

European Union

The medicines regulatory framework of the EU requires that medicinal products, including generic versions of previously approved products and new strengths, dosage forms and formulations of previously approved products, receive a marketing authorization before they can be placed on the market in the EU. Authorizations are granted after a favorable assessment of quality, safety and efficacy by the respective health authorities. In order to obtain authorization, application must be made to the competent authority of the member state concerned. Besides various formal requirements, the application must contain the results of pharmaceutical (physico-chemical, biological or microbiological) tests, pre-clinical (toxicological and pharmacological) tests and clinical trials. All of these tests must have been conducted in accordance with relevant European regulations and must allow the reviewer to evaluate the quality, safety and efficacy of the medicinal product.

During 2013, we continued to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

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

In addition to patent protection, exclusivity provisions in the EU may prevent companies from applying for marketing approval for a generic product for either six or ten years (the period is selected by each country) from the date of the first market authorization of the original product in the EU. The 2005 legislation, applicable to all members of the EU, changes and harmonizes the exclusivity period for new products where the application for marketing approval was submitted after October 2005 for products filed via the national pathway or November 2005 for products filed via the centralized procedure. The period before marketing approval for a generic product can be pursued (known as data exclusivity) is eight years (from either six or ten years before) following approval of the reference product in the EU. Further, the generic product will be barred from market entry (marketing exclusivity) for a further two years, with the possibility of extending the market exclusivity by one additional year under certain circumstances for novel indications. Given that reference products submitted after October or November 2005 will take at least one year to be assessed and approved, the 2005 exclusivity provisions of “8+2+1” years will affect only generic submissions for marketing approval lodged in late 2014 onwards.

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

Subject to the respective pediatric regulation, the holder of an SPC may obtain a further patent term extension of up to six months under certain conditions. This six-month period cannot be claimed if the license holder claims a one-year extension of the period of marketing exclusivity based on the grounds that a new pediatric indication brings a significant clinical benefit in comparison with other existing therapies.

Orphan designated products, which receive, under certain conditions, a blanket period of ten years of market exclusivity, may receive an additional two years of market exclusivity instead of an extension of the SPC if the requirements of the pediatric regulation are met.

The legislation also allows for research and development work during the patent term for the purpose of developing and submitting registration dossiers.

Rest of the World Markets

Japan

The registration of existing or new generic drugs in Japan is subject to Pharmaceutical and Medical Device Agency approval and requires carrying out local bioequivalence studies, as well as upholding stringent quality, stability and stable supply requirements. Generic prices are regulated by the Ministry of Health, Labor and Welfare and are set at 60%-70% of the equivalent branded drug prices (to be revised in April 2014), depending on the number of competitors. Generic drug prices are company specific, reflecting the actual net selling price by a company and are subject to ongoing price reductions of approximately 8-10% every two years.

The Japanese government provides comprehensive healthcare coverage, and the majority of healthcare expenditure is funded by the government. In order to control growing healthcare costs, beginning in 2008 the Japanese regulator adopted a coordinated policy to promote the use of generic drugs by utilizing a series of targeted incentive programs. The government’s stated goal is to reach at least 60% generic penetration in 2018. In April 2010 and 2012, new financial incentive schemes were established, encouraging pharmacies to substitute generic drugs for branded ones and doctors to prescribe generic drugs. The next reform, which is scheduled for April 2014, is likely to further increase generic penetration.

Russia

The Russian government is implementing its 2020 pharmaceutical sector strategy, which emphasizes localization of production and aims to harmonize the Russian pharmaceutical regulations with international principles and standards. Russia’s pricing regulations, which took effect in 2010, impose price restrictions and mark-up regulation on pharmaceuticals listed on the Essential Drug List (EDL). In accordance with this legislation, as of January 1, 2010, EDL manufacturers must perform annual price review calculated according to the methodology of the Ministry of Health. The law does not regulate prices for non-essential medicines. The legislation also includes safety measures, including obligatory GMP requirements, to be implemented by January 1, 2015, with the goal of ensuring production of high-quality pharmaceuticals and, from July 2013, stipulates prescription by INN. Customs duties for pharmaceuticals were amended effective September 2013.

Israel

The Israeli Ministry of Health requires pharmaceutical companies to conform to internationally recognized standards, such as GMP, which were recently changed significantly to meet EU standards. Other legal requirements prohibit the manufacturing, importation and marketing of any medicinal product unless it is approved in accordance with these requirements and strict pharmacovigilance procedures and regulations.

Latin America

Historically in Latin America, the regulatory requirements for product approval were low and there has been limited enforcement of patents and other intellectual property rights. For instance, in most of the Latin American countries bioequivalence testing was not mandatory for generic approval, but the requirement is currently changing. Moreover, in recent years, Latin America has seen increased enforcement of intellectual property and data protection rights through the acceptance of trade agreements with the United States and other developed countries. The market has also been characterized by an increased demand for high-quality pharmaceutical products, as the major markets in the region have adopted more stringent regulations governing pharmaceutical product safety and quality. Nevertheless, pricing pressures for pharmaceutical products, which are subject to direct or indirect price controls, in many countries in Latin America, are expected to continue to exert political and budgetary constraints that may foster the continued growth of generics and may have a negative impact on pricing. With respect to biosimilars or follow-on biologics, new regulatory pathways for approval are in development in the region.

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

The issuance of a market authorization or “Notice of Compliance” is subject to the Food and Drug Regulations, which provide, among other things, up to eight and one-half years of data exclusivity for innovative new drugs not previously approved for sale in Canada. Issuance of a Notice of Compliance for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations under the Patent Act. The TPD will not issue a Notice of Compliance if there are any relevant patents listed on the Patent Register maintained by Health Canada, which were listed prior to the filing of the generic submission. Generic pharmaceutical manufacturers can serve a Notice of Allegation (“NOA”) upon the brand company and, as is frequently the case, the brand company may commence litigation in response to the NOA. In such cases a Notice of Compliance will not be issued until the earlier of the expiration of the automatic 24-month stay or resolution of the litigation in the generic company’s favor.

Every province in Canada offers a comprehensive public drug program for seniors, persons on social assistance, low-income-earners, and those with certain specified conditions or diseases, and regulates the reimbursement price of drugs listed on their formularies. Formulary listings are also used by private payors to reimburse generic products. To be listed in a provincial formulary, drug products must have been issued an NOC and must comply with each jurisdiction’s individual review process. Most provinces in Canada have implemented price reforms aimed at reducing the reimbursement price of generic products. Canadian provinces have been working separately and collectively to effect price reforms on a select number of high volume generic products. Ontario and Quebec regulations (representing 60% of the Canadian market) also include certain limitations related to trade allowances paid to pharmacy customers and Quebec requires generic companies to report the details of all such transactions.

Facilities, procedures, operations and/or testing of products are subject to periodic inspection by Health Canada and the Health Products and Food Branch Inspectorate. In addition, Health Canada conducts pre-approval and post-approval reviews and plant inspections to determine whether systems are in compliance with the good manufacturing practices in Canada, Drug Establishment Licensing requirements and other provisions of the Regulations. Competitors are subject to similar regulations and inspections.

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

Introduction

Overview

We are a fully integrated global pharmaceutical company, with extensive R&D, manufacturing and distribution capabilities. Our business includes two primary segments: generic medicines and specialty medicines, as well as certain additional activities that are not part of these segments, such as our joint venture with Procter & Gamble for the sale of OTC products. As the world’s largest generic company with an established specialty medicines portfolio, we are strategically positioned to benefit from current changes in the global healthcare environment.

We operate in pharmaceutical markets worldwide, with major operations in the United States, Europe and other markets.

Our business strategy seeks to capitalize on the growing global need for medicines and evolving market, economic and legislative dynamics. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide cost-effective healthcare solutions, legislative and regulatory reforms, unmet patient needs, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our targeted strategy, dedicated leadership employees, world-leading generics expertise and portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics.

Strategy

The key elements of our strategy consist of:

•	Accelerating our growth platforms by focusing on high-value generics, generics with higher barriers to entry and branded generics;

•

Extending our global presence by enhancing and refining our portfolio and increasing our presence in order to achieve market leadership in existing markets, and expanding in various emerging markets, including in Latin America and Asia;

•

Protecting and expanding our core specialty franchises of CNS, respiratory and pain treatment, as demonstrated by the recent approval of thee-times-a-week Copaxone® 40 mg/ml. We will also make selective investments in women’s health, oncology and other areas;

•

Developing new therapeutic entities (“NTEs”) as part of our strategy to expand our specialty business. NTEs are known molecules that are formulated, delivered or used in a novel way to address specific patient needs. We currently have 15 NTE products in our development pipeline;

•

Executing strategic business development transactions by focusing on enhancing our core specialty franchises and making selective investments in new or growing geographies. We will also continue to divest assets that are not part of our core strategy; and

•

Reducing our operating costs by $2 billion in cost reductions by the end of 2017, with half of that targeted by the end of 2014. We are focusing particular attention on improving our procurement systems by leveraging our purchasing power and improving our production network, supply chain, and resources deployment processes.

Segments

We operate our business in two segments:

•

Generic products, which include chemical and therapeutic equivalents of originator pharmaceuticals in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants. We are the leading generic drug company in the United States and Europe, and we have a significant or growing presence in our ROW markets. We are also one of the world’s leading manufacturers of APIs.

•

Specialty products, which include several core franchises, most significantly medicines for CNS disorders such as Copaxone®, Azilect® and Nuvigil®; oncology medicines such as Treanda®; respiratory medicines such as ProAir® HFA and QVAR®, as well as other areas such as women’s health. Our specialty business also includes our emerging NTE activity.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

Highlights

Significant highlights of 2013 included:

•	Our revenues amounted to $20.3 billion, flat compared to 2012, as higher revenues of our specialty medicines and OTC products were offset by the decline in sales of generic medicines.

•

Our generic medicines segment generated revenues of $9.9 billion and profitability of $1.7 billion, down 5% and 20%, respectively. The decline in revenues was mainly due to lower sales in the United States and ROW markets. Profitability was affected by product mix and increasing costs.

•

Our specialty medicines segment generated revenues of $8.4 billion and profitability of $4.6 billion, up 3% and down 3%, respectively. Specialty revenues were up mainly due to higher sales of Copaxone®, Treanda® and Azilect®, which were partially offset by the decline in Provigil® sales. Profitability was impacted by higher R&D and S&M expenses.

•	G&A expenses amounted to $1.2 billion and net financial expenses amounted to $399 million, in line with last year.

•

Legal settlements and loss contingencies for the year amounted to $1.5 billion, primarily due to the pantoprazole settlement, compared to $715 million for 2012. Impairments, restructuring and others amounted to $788 million for the year, compared to $1.3 billion in 2012.

•

Operating income amounted to $1.6 billion, a decrease of $556 million compared to 2012, mainly due to higher legal settlements and loss contingencies, partially offset by lower impairments, restructuring and others.

•	Cash flow from operating activities amounted to $3.2 billion, a decrease of $1.3 billion compared to 2012.

•	Net income attributable to Teva in 2013 amounted to $1.3 billion, compared to $2.0 billion in 2012.

•	In 2013, we paid $577 million in Israeli corporate tax on previously exempt income of $9.4 billion, applying the provisions of Amendment 69 to certain exempt profits accrued prior to 2012.

•

In January 2014, we entered into a definitive agreement to purchase NuPathe Inc. for approximately $144 million to be paid at closing, plus additional cash payments of up to $130 million in sales milestones for Zecuity®. Zecuity® is the first and only prescription migraine patch approved by the FDA for the acute treatment of migraine with or without aura in adults. This transaction is expected to close in late February 2014.

•	In January 2014, the U.S. Food and Drug Administration approved our sNDA for Copaxone® 40mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS.

Changes in Senior Management

Erez Vigodman will become our President and Chief Executive Officer on February 11, 2014, succeeding Eyal Desheh, who will return to his previous position as Group Executive Vice President and Chief Financial Officer. Mr. Desheh has served as Acting President and Chief Executive Officer following Dr. Jeremy Levin, who stepped down as President and Chief Executive Officer on October 30, 2013.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous year;

	Percentage of Net Revenues Year Ended December 31,			Percentage Change Comparison
	2013	2012	2011	2013-2012	2012-2011
	%	%	%	%	%
Net revenues	100.0	100.0	100.0	*	11
Gross profit	52.7	52.4	52.0	1	12
Research and development (R&D) expenses	7.0	6.7	6.0	5	24
Selling and marketing (S&M) expenses	20.1	19.1	19.0	5	12
General and administrative (G&A) expenses	6.1	6.1	5.1	*	33
Legal settlements and loss contingencies	7.5	3.5	2.6	112	52
Impairments, restructuring and others	3.9	6.2	2.3	(37)	192
Operating income	8.1	10.8	17.0	(25)	(29)
Financial expenses—net	2.0	1.9	0.9	3	152
Income before income taxes	6.1	8.9	16.1	(31)	(38)
Income taxes	(0.2)	(0.7)	0.7	(69)	(208)
Share in losses of associated companies—net	0.2	0.2	0.3	(13)	(25)
Net loss attributable to non-controlling interests	(0.1)	(0.3)	*	(70)	(689)
Net income attributable to Teva	6.2	9.7	15.1	(35)	(29)

*	Represents an amount of less than 0.05%.

Segment Information

The following table presents segment revenues and profitability for the past three years:

	Generics
	Year Ended December 31,
	2013		2012		2011
	U.S.$ in millions/% of Segment Revenues
Revenues	$9,906	100.0%	$10,385	100.0%	$10,196	100.0%
Gross profit	4,095	41.3	4,518	43.5	4,605	45.2
R&D expenses	494	5.0	485	4.7	459	4.5
S&M expenses	1,945	19.6	1,971	19.0	2,087	20.5

Segment profitability*	$1,656	16.7%	$2,062	19.9%	$2,059	20.2%

	Specialty
	Year Ended December 31,
	2013		2012		2011
	U.S.$ in millions / % of Segment Revenues
Revenues	$8,402	100.0%	$8,150	100.0%	$6,493	100.0%
Gross profit	7,326	87.2	7,173	88.0	5,622	86.6
R&D expenses	909	10.8	793	9.7	616	9.5
S&M expenses	1,850	22.0	1,686	20.7	1,099	16.9

Segment profitability*	$4,567	54.4%	$4,694	57.6%	$3,907	60.2%

*	Segment profitability is comprised of gross profit for the segment, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and non-recurring items. See note 21 of our consolidated financial statements and “Operating Income” below for additional information.

Generic Medicines Segment

Revenues

Our generic medicines segment includes sales of generic medicines as well as API sales to third parties. Revenues from our generic medicines amounted to $9.9 billion, a decline of $479 million, or 5%, in 2013 compared to 2012. In local currency terms, sales decreased 3%.

Our largest market for generics is the United States, with revenues of $4.2 billion, down $200 million from 2012, represented 42% of total generics revenues in 2013. Revenues of generic medicines in Europe amounted to $3.5 billion, flat compared to 2012. In local currency terms, European sales decreased 2%. Revenues of generic medicines in Europe represented 35% of total generics revenues in 2013. In our ROW markets, revenues from generic medicines in 2013 amounted to $2.2 billion, a decrease of 11% compared to 2012. In local currency terms, ROW sales decreased 1%. Revenues from generic medicines in ROW markets represented 23% of total generics revenues in 2013.

API sales to third parties in 2013 amounted to $692 million, a decrease of 13% compared to 2012. In local currency, sales decreased 12%. The decrease resulted from lower sales in each of our three geographical areas, the United States, Europe and our ROW markets.

Comparison of 2012 to 2011. In 2012, revenues from generic medicines amounted to $10.4 billion, an increase of 2% compared to $10.2 billion in 2011. In local currency terms, revenues increased 5%. U.S. revenues were $4.4 billion, an increase of 11% from 2011. Revenues from generic medicines in Europe amounted to $3.5 billion, a decrease of 11% from 2011. Generic medicines revenues in our ROW markets in 2012 were $2.5 billion, an increase of 9% from 2011.

The following table presents generic segment revenues by geographic area for the past three years:

	Year Ended December 31,			Percentage Change
	2013	2012	2011	2013-2012	2012-2011
	U.S. $ in millions
United States	$4,181	$4,381	$3,957	(5%)	11%
Europe*	3,485	3,482	3,929	§	(11%)
Rest of the World	2,240	2,522	2,310	(11%)	9%

Total Generic Medicines	$9,906	$10,385	$10,196	(5%)	2%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§	Less than 0.5%.

United States Generic Medicines Revenues

In 2013, we led the U.S. generic market in total prescriptions and new prescriptions, with total prescriptions of approximately 523 million, representing 15.3% of total U.S. generic prescriptions. We intend to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, specifically, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and cost-effective production.

Revenues from generic medicines in the United States during 2013 amounted to $4.2 billion, down 5% compared to $4.4 billion in 2012. The decrease resulted mainly from a decline in sales of the generic version of Lexapro® (escitalopram oxalate) for which we had exclusive rights in the first half of 2012, the lack of royalties related to the sales of the generic equivalent of Lipitor® (atorvastatin) under our agreement with Ranbaxy, which we received in the first half of 2012, and a decline in sales of the generic version of Actos® (pioglitazone) and Actoplus met® (pioglitazone/metformin), which were launched in the third quarter of 2012. These decreases were partially offset by higher sales of the generic version of Pulmicort® (budesonide inhalation) and the generic version of Adderall IR® (amphetamine salts IR), the exclusive launch of niacin ER, the generic equivalent of Niaspan®, as well as products that were sold in 2013 that were not sold in 2012.

Among the most significant generic products we sold in the United States in 2013 were generic versions of Pulmicort® (budesonide inhalation), Adderall® (mixed amphetamine salts), Niaspan® (niacin ER), Adderall XR® (mixed amphetamine salts ER), Tricor (fenofibrate), Accutane® (isotretinoin, which we market as Claravis™), Provigil® (modafinil) and Catapres-TTS (clonidine transdermal patch).

Comparison of 2012 to 2011. Total generic sales in the United States in 2012 amounted to $4.4 billion, up from $4.0 billion in 2011. The main contributors to this increase were launches of key products during 2012 as well as higher royalties related to sales of the generic equivalent of Lipitor® (atorvastatin).

Products. In 2013, we launched generic versions of the following 21 branded products in the United States (listed by date of launch):

Generic Name	Brand Name	Launch Date	Total Annual U.S. Market at Time of Launch $ millions (IMS)*
Carbamazepine ER capsules 100, 200 & 300 mg	Carbatrol®	Jan-2013	$100
Rizatriptan benzoate tablets 5 & 10 mg	Maxalt®	Feb-2013	$348
Propofol injectable emulsion 10 mg/ml 20 mL vial	Diprivan®	Mar-2013	$92
Oxymorphone tablets 5 & 10 mg	Opana®	Apr-2013	$61
Fluoxetine / olanzapine capsules 25 mg / 3 mg	Symbyax®	Apr-2013	$11
Levalbuterol inhalation solution 0.31, 0.63 & 1.25 mg	Xopenex®	Apr-2013	$402
Topotecan injection 1 mg/mL, 4 mg	**	May-2013	—
Sildenafil tablets 20 mg	Revatio®	May-2013	$275
Etoposide injection 20 mg/mL***	VePesid®	May-2013	$8
Leucovorin injection 350 mg vial***	Wellcovorin® I.V.	May-2013	$8
Acitretin capsules 10, 17.5 & 25 mg	Soriatane®	Jul-2013	$133
Temozolamide capsules 5, 20, 100, 140, 180 & 250 mg	Temodar®	Aug-2013	$430
Amoxicillin / clarithromycin / lansoprazole ER tablets 500/30/500 mg	Prevpak® Kit	Sep-2013	$75
Niacin ER tablets 500, 750 & 1000 mg	Niaspan® ER	Sep-2013	$1,121
Adenosine injection 3 mg/mL 20 & 30 mL vials	Adenoscan®	Sep-2013	$63
Paricalcitol capsules 1, 2 & 4 mg	Zemplar®	Sep-2013	$115
Rabeprazole sodium DR tablets	Aciphex®	Nov-2013	$830
Tobramycin inhalation solution	Tobi®	Nov-2013	$345
Dexmethylphenidate HCl ER capsules 40 mg	Focalin XR®	Nov-2013	$26
Imiquimod cream 5%	Aldara®	Dec-2013	$146
Duloxetine DR capsules 20, 30 & 60 mg	Cymbalta®	Dec-2013	$5,432

*	The figures given are for both branded and generic versions for the twelve months ended in the calendar quarter closest to our launch or re-launch.
**	Approved via 505(b)(2) regulatory pathway; not equivalent to a brand product.
***	Products were re-launched.

We expect that our generic medicines revenues in the U.S. will continue to benefit from our strong generic pipeline, which, as of January 24, 2014, had 133 product registrations awaiting FDA approval, including 36 tentative approvals. Collectively, these 133 products had U.S. sales in 2013 exceeding $81 billion. Of these applications, 97 were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to 53 of these products, the branded versions of which had U.S. sales of more than $40 billion in 2013. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

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

In 2013 we received, in addition to 17 final generic drug approvals, eight tentative approvals which remain tentative at December 31, 2013. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. The outstanding tentative approvals received are for generic equivalents of the following products:

Generic Name	Brand Name	Total U.S. Annual Branded Market $ millions (IMS)*
Valsartan tablets 40, 80, 160 & 320 mg	Diovan®	$2,069
Guanfacine ER tablets	Intuniv®	$496
Entecavir tablets 0.5 & 1 mg	Baraclude®	$301
Varenicline tablets 0.5 & 1 mg	Chantix®	$377
Paricalcitol injection 2 mcg/ml and 5 mcg/ml	Zemplar®	$202
Dexmethylphenidate ER capsules 15, 25, 30 & 35 mg	Focalin XR®	$399
Darunavir tablets 75, 150, 400 & 600 mg	Prezista®	$517
Ethinyl estradiol / norethindrone acetate tablets	Loestrin 24 FE®	$425

*	The figures given are for the twelve months ended December 31, 2013.

Europe Generic Medicines Revenues

Teva defines its European region as the 28 countries in the European Union, Norway, Switzerland and Albania and the countries of former Yugoslavia. It is a diverse region that has a population of over 500 million people. Revenues presented include those from all 36 countries currently in our European region.

Revenues from generic medicines in Europe in 2013 amounted to $3.5 billion, in line with 2012. In local currency terms, revenues decreased 2%, mainly due to lower sales of API to third parties. During 2013, the euro and the Hungarian forint strengthened against the dollar, while the British pound weakened.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market, and have adversely affected our revenues in some markets. In France, Spain, Italy, Germany and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. We have adjusted our strategy to address these changes, shifting from a market share-driven approach to a model emphasizing profitable and sustainable growth.

We continue to monitor activities in the European countries which, based on our internal assessment, are still experiencing economic stress, and are taking action to limit our exposure in these countries.

As of December 31, 2013, Teva had received 993 generic approvals in Europe relating to 173 compounds in 340 formulations, including 2 European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had approximately 1,632 marketing authorization applications pending approval in 31 European countries, relating to 207 compounds in 414 formulations, including 3 applications pending with the EMA. We register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure. We register generic products in countries that are part of our European market region, but are not EU members, with the applicable authorities in these countries.

Listed below are generic revenues highlights for 2013 in our most significant European operations in terms of size:

•

Germany: Generic revenues in 2013 decreased 5%. In local currency terms, generic revenues decreased 8% compared to 2012. This decrease is due to our strategic focus on sustainable and profitable business, leading to lower participation in the tender market, and due to the limited number of new products launched during the year.

•	France: Generic revenues in 2013 increased 2%. In local currency terms, generic revenues decreased 1% compared to 2012, due primarily to increased competition.

•

United Kingdom: Our generic revenues in 2013 increased 2%, or 4% in local currency terms, compared to 2012. This was mainly due to our commercial initiatives and our ability to respond quickly to shortages in the market. We maintained our position as the largest generic pharmaceutical company in the U.K.

•	Italy: Generic revenues in 2013 increased 21%. In local currency terms, generic revenues increased 16%. The increase is primarily the result of improvements in our supply management.

•

Spain: Generic revenues in 2013 decreased 1%. In local currency terms, generic revenues decreased 4%, primarily due to the introduction of a tender business model in Andalucía, which reduced sales, partially offset by new launches and increased sales in other regions. We maintained our leadership in the generic market.

ROW Generic Medicines Revenues

ROW markets include all countries other than the United States and those in our European region. We began including, as of January 1, 2013, certain South Eastern European countries in “Europe”. The comparable revenues in 2012 and 2011 have been presented according to the new definition.

Our ROW region includes both pure generic markets, such as Canada and Israel, and markets in which generic medicines are sold under brand names, such as Russia, Ukraine and several Asian and Latin American countries. Sales of branded generic medicines usually generate higher gross margins, but involve higher marketing expenditures than non-branded generics.

In our ROW markets, generics revenues amounted to approximately $2.2 billion, a decrease of 11% compared to 2012. The decrease was mainly due to lower revenues in Japan, Canada and certain Latin America markets, partially offset by higher revenues in Russia. In local currency terms, revenues decreased 1%. We consider Japan, Russia and the Latin American countries to be the major “emerging” generics markets, which are characterized by rapid growth and relatively high revenues of branded generics, while Canada and Israel are “mature” generics markets that have higher generic penetration rates and therefore lower growth rates. Generic medicines revenues in our emerging generics markets in 2013 amounted to $1.7 billion, a decrease of 11% from $1.9 billion in 2012. Revenues in our mature generics markets amounted to $564 million for the year, a decrease of 11% compared to 2012.

Below are our revenues in these markets which represent approximately 87% of total revenues in the generic ROW markets:

In Japan, our generic revenues in 2013 decreased 20%, or 3% in local currency terms, compared to 2012. Our results in Japan mainly reflect certain quality and supply issues, which resulted in product shortages during the year. The Japanese generics market as a whole is expected to grow continuously, bolstered by new government incentives to increase generic penetration. In recent months, we have enhanced remediation efforts to address the operational difficulties.

In Latin America, revenues of our generic medicines decreased 5%, yet increased 11% in local currency terms, compared to 2012. The increase in local currency terms was primarily driven by volume growth accomplished through focused marketing programs promoting our generic and branded generic medicines, as well as price increases. We achieved growth in most markets and continued to defend our market share across the region.

We continue to expect revenues to be adversely affected by drug price legislation in certain Latin American markets in the near future. Revenues may be further adversely affected by exchange rate fluctuations in certain Latin American markets which may significantly reduce our sales in the region.

Our generic medicines revenues in Russia in 2013 grew 6%, or 11% in local currency terms, as compared to 2012. The growth was mainly attributable to higher sales of branded generics, partially offset by lower revenues from governmental tenders for generic products. We maintained our leading position in the Russian generic pharmaceutical market, slightly increasing our market share.

In Canada, where we are one of the two leading generic pharmaceutical companies, generic revenues decreased 13% in 2013, or 10% in local currency terms, compared to 2012. The decrease was primarily due to price reforms, partially offset by sales from new generic product launches.

Generic medicines revenues in Israel in 2013 increased 3% compared to 2012. In local currency terms, revenues decreased 2% due to lower sales of API to third parties.

Comparison of 2012 to 2011. In 2012, generic medicines revenues in the ROW markets in 2012 were $2.5 billion, an increase of 9% compared to 2011. The increase was mainly due to the inclusion of a full year of revenues of Taiyo in Japan, and the further consolidation of our activities in the country, as well as growth in certain Latin America markets, partially offset by lower revenues in Canada, Russia and Israel. In local currency terms, revenues grew 11%.

Generic Medicines Gross Profit

In 2013 gross profit from our generic medicines segment amounted to $4.1 billion, a decrease of $423 million, or 9%, compared to $4.5 billion in 2012. The lower gross profit was mainly a result of a change in the composition of revenues in the United States and Canada, mainly royalties related to sales in the United States of the generic equivalent of Lipitor® (atorvastatin) under the agreement with Ranbaxy, higher charges related to inventories, a decrease in profits from API sales to third parties, as well as lower sales of other generic medicines, partially offset by sales of higher profitability products in the United States.

Gross profit margin for our generic medicines segment in 2013 decreased to 41.3%, from 43.5% in 2012. This 2.2% decrease in gross margin was mainly a result of the change in the composition of revenues in the United States and Canada (which decreased gross margin by 1.6 points), the higher charges related to inventories (which decreased gross margin by 1.1 points), the decrease of API sales to third parties and lower sales of other generic medicines (which, in the aggregate, decreased gross margin by 3.4 points), partially offset by sales of higher profitability products in the United States (which increased gross margin by 3.9 points).

Comparison of 2012 to 2011. Generic medicines segment gross profit amounted to $4.5 billion in 2012, compared to $4.6 billion in 2011. Gross profit margins were 43.5% in 2012, compared to 45.2% in 2011.

Generic Medicines R&D Expenses

Research and development expenses relating to our generic medicines for 2013 were $494 million, an increase of 2% compared to $485 million in 2012. As a percentage of segment revenues, R&D expenses were 5.0% in 2013, compared to 4.7% in 2012.

Our R&D activities for the generic medicines segment include both (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and legal expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicines S&M Expenses

Selling and marketing expenses related to our generic medicines in 2013 amounted to $1.9 billion, a slight decrease of 1% compared to $2.0 billion in 2012, mainly due to lower expenses in Europe, partially offset by higher royalty payments in the United States mainly related to higher sales of our generic versions of Pulmicort® (budesonide inhalation).

As a percentage of segment revenues, selling and marketing expenses increased to 19.6% in 2013 from 19.0% in 2012.

Comparison of 2012 to 2011. Generic medicines S&M expenses in 2012 amounted to $2.0 billion, compared to $2.1 billion in 2011.

Generic Medicines Profitability

The profitability of our generic medicines segment is comprised of the gross profit for the segment, less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and non-recurring items. See note 21 of our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our generic medicines segment amounted to $1.7 billion in 2013, compared to $2.1 billion in 2012. The decrease was due to factors previously discussed, primarily lower revenues and lower gross profit, which were partially offset by a reduction in selling and marketing expenses.

Generic medicines profitability as a percentage of generic medicines revenues was 16.7% in 2013, down from 19.9% in 2012. The decrease was mainly due to lower gross margin (2.2 points) and higher S&M expenses as percentage of generic medicines revenues (0.6 points), as well as higher R&D expenses as a percentage of generic medicines revenues (0.3 points).

Comparison of 2012 to 2011. Generics profitability amounted to $2.1 billion in 2012, the same as in 2011. As a percentage of revenues, generic profitability as a percentage of generic medicines revenues amounted in 2012 to 19.9%, down from 20.2% for 2011.

Specialty Medicines Segment

Revenues

Specialty medicines revenues in 2013 amounted to $8.4 billion, an increase of 3% compared to 2012. In the United States, our specialty medicines revenues amounted to $6.0 billion, an increase of 3% from 2012. Specialty medicines revenues in Europe amounted to $1.7 billion, an increase of 8% from 2012. In local currency terms, specialty medicines revenues in Europe grew 6%. ROW revenues were $670 million, a decrease of 7%, or 3% in local currency terms, compared to 2012. Our specialty medicines segment also includes our NTE development program, although we have not yet realized any revenues from this program.

Comparison of 2012 to 2011. In 2012, specialty medicines revenues amounted to $8.2 billion, compared to $6.5 billion in 2011. United States revenues were $5.9 billion, an increase of 22% from 2011. Specialty medicines revenues in Europe amounted to $1.6 billion, an increase of 42% over 2011. Specialty medicines revenues in our ROW markets in 2012 were $718 million, an increase of 24% over 2011. The increase was mainly due to the acquisition of Cephalon in October 2011.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the past three years:

Specialty Medicines Revenues Breakdown

	Year ended December 31,			Percentage Change
	2013	2012	2011	2013-2012	2012-2011
	U.S. $ in millions
CNS	$5,505	$5,464	$4,412	1%	24%
Copaxone®	4,328	3,996	3,570	8%	12%
Azilect®	371	330	290	12%	14%
Nuvigil®	320	347	86	(8%)	303%
Provigil®	91	417	350	(78%)	19%
Oncology	982	860	268	14%	221%
Treanda®	709	608	131	17%	364%
Respiratory	905	856	878	6%	(3%)
ProAir®	429	406	436	6%	(7%)
Qvar®	328	297	305	10%	(3%)
Women’s Health	463	448	438	3%	2%
Other Specialty	547	522	497	5%	5%

Total Specialty Medicines	$8,402	$8,150	$6,493	3%	26%

Central Nervous System (“CNS”)

Our CNS specialty product line includes Copaxone®, Azilect®, Nuvigil®, Fentora® and several other medicines. In 2013, our CNS sales reached $5.5 billion, an increase of 1% over 2012, primarily due to higher Copaxone® and Azilect® revenues, partially offset by a decrease in revenues from Provigil® and Nuvigil®, following the introduction of generic modafinil in the United States in 2012.

Copaxone®. In 2013, Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the U.S. and globally. Our sales of Copaxone® grew to $4.3 billion, an 8% increase compared to 2012 Teva sales and 7% over the in-market sales of the comparable period.

Until February 2012, global in-market sales included sales of Copaxone® by both Sanofi and Teva. In February 2012, we completed the assumption from Sanofi of the marketing and distribution rights of Copaxone®. Therefore, commencing with the second quarter of 2012, all global sales were made and recorded by Teva.

Copaxone® revenues in the United States in 2013 increased 11% to $3.2 billion due to price increases of 4.9% in October 2012 and 9.9% in January 2013, in addition to a slight volume increase. Our U.S. market shares in terms of new and total prescriptions were 27.9% and 33.1%, respectively, according to December 2013 IMS data.

Revenues in the United States accounted for 75% of global Copaxone® revenues in 2013, an increase from 72% of global in-market sales in 2012.

In January 2014, the FDA approved our sNDA for Copaxone® 40mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS.

Our business strategy for Copaxone® relies heavily on the successful introduction of a three-times-a-week product and the migration of a substantial percentage of current daily Copaxone® patients to this new version. The failure to achieve our objectives for the new version would likely have a material adverse effect on our financial results and cash flow.

Our Copaxone® revenues outside the United States amounted to $1.1 billion during the year, 2% higher than 2012. The increase mostly reflects higher revenues in Europe driven by volume growth, which were partially offset by lower revenues in our ROW markets, mostly due to the timing of tenders in Russia.

Non-U.S. in-market sales decreased 1% compared to 2012. The effect of foreign exchange fluctuations on revenues was immaterial. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities.

A purported generic glatiramer acetate was approved and launched in Argentina in the first quarter of 2013. We continue to express concern regarding the safety of purported generics without proven bioequivalence, specifically if launched in markets without strong pharmacovigilance programs. The launch did not materially affect our global sales of Copaxone®.

As part of a government tender procedure in Mexico, a local manufacturer was allowed to bid to provide a purported generic glatiramer acetate and was awarded a substantial part of the tender in 2013 and 2014. We are pursuing legal action seeking to revoke the local manufacturer approval. The award did not materially affect our global sales of Copaxone®.

Copaxone®, our leading innovative medicine, was responsible for $4.3 billion (including $3.2 billion in the U.S.), or approximately 21%, of our revenues in 2013, and a significantly higher percentage contribution to our profits and cash flow from operations during such period. Copaxone® faces competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia® and Rebif® as well as from Tysabri®, a monoclonal antibody. In addition, the market for MS treatments continues to change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, Biogen’s Tecfidera®, which was launched in the United States in the second quarter of 2013, and Genzyme’s Aubagio®, which has been approved in some markets, including the United States, continue to present especially intense competition due to the convenience of oral administration.

Our U.S. Orange Book patents covering Copaxone® expire in May 2014. As a result, generic competition to the 20mg product in the United States may begin as early as May 2014, assuming FDA approval. We have patents expiring in May 2015 in most of the rest of the world. A number of our competitors in the United States, including Momenta/Sandoz, Mylan/Natco and Synthon, have filed ANDAs for purported generic versions of Copaxone® challenging our patents.

The FDA is enjoined from granting final approval to any purported generics prior to May 24, 2014, and given the inability of state-of-the-art analytical techniques to fully characterize the active ingredients of Copaxone®, as well as published results showing significant differences in gene expression between Copaxone® and a purported generic version, the regulatory pathway for their approval is uncertain. We believe that any purported generic version should be studied in pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in RRMS patients to establish safety, efficacy and immunogenicity. Furthermore, because of the chemical complexity of Copaxone®, we believe that it can only be safely manufactured using a series of proprietary methods that have been perfected by Teva for more than 20 years.

On December 6, 2013, we filed a citizen’s petition requesting that the FDA refuse to approve any ANDA for a purported generic version of Copaxone® without scientific data demonstrating that (1) the proposed generic product contains the identical active ingredient as Copaxone®, (2) the immunogenicity risks associated with the proposed generic product are no greater than the risks associated with Copaxone®, including a demonstration that the risks of alternating or switching between the two products are no greater than remaining on Copaxone® and (3) the proposed generic product is bioequivalent to Copaxone®. This citizen’s petition includes the results of a new gene expression analysis demonstrating significant differences between the biological impact of Copaxone® and a purported generic versions of Copaxone®, which may have unknown safety and efficacy ramifications for patients.

Comparison of 2012 to 2011. In 2012, in-market global sales of Copaxone® were approximately $4.0 billion, an increase of 3% over 2011. U.S. revenues in 2012 accounted for 72% of global in-market sales of Copaxone®.

Azilect®. We jointly market Azilect® (rasagiline tablets) with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and Germany and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Global in-market sales, which represent sales by Teva and Lundbeck to third parties, reached $493 million in 2013 compared to $420 million in 2012, an increase of 17%. Our sales of Azilect® amounted to $371 million, an increase of 12% compared to 2012. The increase in sales reflects both price increases and volume growth in the United States, as well as volume growth in Europe.

Comparison of 2012 to 2011. In 2012, in-market global sales of Azilect® were $420 million, an increase of 7% over 2011.

Nuvigil®. Our global Nuvigil® sales in 2013 amounted to $320 million, compared to $347 million in 2012. Nuvigil®’s market share in terms of total prescriptions of the U.S. wake category was 42.8% at the end of 2013.

Provigil®. Our sales of Provigil® in 2013 amounted to $91 million, compared to $417 million in 2012. Provigil® began to face generic competition in the United States in March 2012 and as a result, sales decreased substantially.

Oncology Products

Our specialty oncology product line includes Treanda®, Synribo®, and certain other products, as well as our biosimilar products indicated mainly for the treatment of side effects of oncology treatments. Sales of these products amounted to $982 million in 2013 as compared to $860 million in 2012. The increase resulted primarily from higher sales of Treanda® as well as higher sales of our biosimilar products. During the year, we launched new G-CSF products in both the United States and Europe.

Sales of Treanda® amounted to $709 million in 2013, compared to $608 million in 2012, primarily due to volume growth.

Comparison of 2012 to 2011. In 2012, sales of our oncology product line reached $860 million, an increase of 221% from $268 million in 2011, due to the acquisition of Cephalon.

Respiratory Products

Our respiratory product line includes our specialty respiratory products, mainly ProAir®, Qvar® and Qnasl®. Revenues from our specialty respiratory products increased 6% in 2013 to $905 million, primarily due to higher revenues in the United States, partially offset by lower sales in Europe.

ProAir® (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (“SABA”) for the treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm. ProAir® revenues in 2013 amounted to $429 million, an increase of 6% compared to 2012, mainly due to volume growth. ProAir® maintained its leadership in the SABA market, with a market share of 53.9% in terms of total number of prescriptions during the fourth quarter of 2013, an increase of 2.0 points compared to the fourth quarter of 2012.

Qvar® (beclomethasone diproprionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global sales in 2013 amounted to $328 million, an increase of 10% compared to 2012, due to increased sales mainly in the United States, driven by volume growth. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States, with a market share of 31.9% in terms of total number of prescriptions during the fourth quarter of 2013, an increase of 5.0 points compared to the fourth quarter of 2012.

Comparison of 2012 to 2011. In 2012, sales of our respiratory products amounted to approximately $856 million, compared to $878 million in 2011.

Women’s Health Products

Our women’s health product line includes our specialty women’s health products such as Paragard®, Plan B One-Step®, Zoely®, Enjuvia®, and the recently-launched QuartetteTM but does not include generic women’s health products, sales of which are reported as part of our generic medicines revenues.

Revenues from our global women’s health products amounted to $463 million in 2013, an increase of 3% from $448 million in 2012. The effect of foreign exchange fluctuations on revenues was negligible. The increase in revenues is mainly due to higher sales of women’s health products in Europe and Latin America, as well as the launch of Quartette™ and Plan B One-Step® OTC in the United States in the third quarter, partially offset by lower sales of other products in the United States.

Comparison of 2012 to 2011. In 2012, sales of our women’s health products amounted to $448 million, an increase of 2% from $438 million in 2011.

Specialty Medicines Gross Profit

In 2013, gross profit from our specialty medicines segment amounted to $7.3 billion, an increase of 2% compared to $7.2 billion in 2012. The higher gross profit was mainly a result of higher sales of specialty medicines.

Gross profit margin for our specialty medicines segment in 2013 was 87.2% compared to 88.0% in 2012. The slight decrease in gross margin was mainly a result of the lower sales of Provigil® (which decreased gross margin by 0.4 points) and lower sales of other specialty medicines (which decreased gross margin by 0.6 points), partially offset by higher sales of Copaxone® (which increased gross margin by 0.2 points).

Comparison of 2012 to 2011. Specialty medicines segment gross profit amounted to $7.2 billion in 2012, compared to $5.6 billion in 2011.

Specialty Medicines R&D Expenses

Research and development expenses relating to our specialty medicines in 2013 were $909 million, an increase of 15% compared to $793 million in 2012, primarily as a result of increased investment in our NTEs and respiratory pipeline. As a percentage of segment revenues, R&D spending was 10.8% in 2013, compared to 9.7% in 2012, reflecting these increased investments. Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with selective focus on oncology and other areas that fit our strategy.

Specialty R&D expenditures include upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials, product registration costs, changes in contingent consideration resulting from acquisitions and other costs, and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, from drug discovery through pre-launch marketing activities, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase III; and (c) late-stage projects in phase III programs, including where an NDA is currently pending approval, and continuing for life cycle management studies for marketed products. Furthermore, our NTE R&D activities are managed and reported as part of our specialty R&D expenses.

We consider phase III, or late-stage development, to be our most significant R&D programs, as they could potentially affect revenues and earnings in the relatively near future. In addition, we incur indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel. Our specialty segment R&D expenses include such unallocated expenses.

The following table presents the composition of our specialty R&D expenditures and the number of projects by stage of development:

	2013 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2013	2012 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2012	2011 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2011
Early stage: discovery and pre-clinical	$57	N/A	$76	N/A	$75	N/A
Middle stage: clinical up to phase III	147	16	228	18	91	18
Late stage: phase III and registration	396	16	324	19	291	28
NTEs	19	14	1	—	0	—
Unallocated R&D*	308		254		226

Total gross R&D expenses**	927		883		683
Total net R&D expenses	909		793		616

*	Unallocated R&D expenses are indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel.
**	Gross R&D expenses includes full cost programs that are partially funded by third parties.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines in 2013 amounted to $1.9 billion, compared to $1.7 billion in 2012.

As a percentage of segment revenues, selling and marketing expenses increased to 22.0% in 2013 from 20.7% in 2012.

The increase was primarily due to higher expenditures related to launches of new products such as Lonquex® and Granix® during 2013, as well as preparation for additional product launches planned for 2014.

Comparison of 2012 to 2011. Specialty medicines S&M expenses in 2012 amounted to $1.7 billion, compared to $1.1 billion in 2011.

Specialty Medicines Profitability

The profitability of our specialty medicines segment is comprised of the gross profit for the segment, less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and non-recurring items. See note 21 of our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our specialty medicines segment amounted to $4.6 billion in 2013, compared to $4.7 billion in 2012, a decrease of 3%. This is a result of the factors discussed above, namely higher R&D and S&M expenses, partially offset by higher gross profit.

Specialty medicines profitability as a percentage of segment revenues was 54.4% in 2013, down from 57.6% in 2012, a decrease of 3.2 points. The decline was mainly attributed to lower gross profit (0.8 points), higher R&D expenses as a percentage of specialty medicines revenues (1.1 points) and higher S&M expenses as a percentage of specialty medicines revenues (1.3 points), as discussed above.

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and non-recurring items. Our MS franchise profitability was $3.3 billion, $3.0 billion and $2.8 billion in 2013, 2012 and 2011, respectively. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 76%, 74% and 79% in 2013, 2012 and 2011, respectively.

Comparison of 2012 to 2011. Specialty medicines profitability amounted to $4.7 billion in 2012, compared to $3.9 billion in 2011, an increase of 20%. As a percentage of revenues, specialty medicines profitability was 57.6%, compared to 60.2% in 2011.

Other Activities

In addition to our generic and specialty medicines segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary and sales of medical devices.

OTC

Our revenues from OTC products in 2013 amounted to $1.2 billion, an increase of 24%, compared to $936 million in 2012. Our revenues related to PGT amounted to $910 million, an increase of 22%, compared to $747 million in the previous year. In local currency terms, revenues grew 26%. Revenues grew in all regions, partially offset by a small decrease in Latin America.

PGT’s in-market sales in 2013 amounted to $1.5 billion. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America. Sales grew in all regions in local currency terms due to increased commercial activities and price increases.

Revenues from OTC products in the United States to P&G, which commenced in the fourth quarter of 2011 pursuant to a manufacturing agreement, amounted to $254 million in 2013, as compared to $189 million in 2012.

Comparison of 2012 to 2011. In 2012, our OTC revenues were $936 million, an increase of 22% over 2011, primarily due to the contributions of the ratiopharm business.

Others

Other sources of revenue include sales of third party products for which we act as distributors (mostly in Israel and Hungary) and medical products, as well as miscellaneous items.

In 2013, we recorded sales of $841 million, similar to sales of $846 million in 2012.

Comparison of 2012 to 2011. In 2012, we recorded sales of $846 million, a slight decrease compared to sales of $858 million in 2011.

Teva Consolidated Results

Revenues

Revenues in 2013 amounted to $20.3 billion, flat compared to 2012. In local currency terms, revenues increased 1%. Our revenues were positively affected by higher sales of our specialty medicines and of our OTC products, mainly in our ROW markets, offset by lower revenues of our generic medicines. Please see “Generic Medicines Revenues” and “Specialty Medicines Revenues” above. Exchange rate movements during 2013 in comparison with 2012 negatively impacted overall revenues by approximately $166 million.

Comparison of 2012 to 2011. Revenues in 2012 amounted to $20.3 billion, compared to $18.3 billion in 2011, an increase of 11%.

Gross Profit

In 2013, gross profit amounted to $10.7 billion, an increase of 1% compared to 2012.

The higher gross profit was mainly a result of factors previously discussed under “Generic Medicines Gross Profit” and “Specialty Medicines Gross Profit” above. Gross profit was further affected by lower charges related to the amortization of purchased intangible assets, costs related to regulatory actions taken in facilities and inventory step-up charges, which decreased from $1.4 billion in 2012 to $1.2 billion in 2013.

Gross profit as a percentage of revenues was 52.7% in 2013, compared to 52.4% in 2012. The increase in gross profit as a percentage of revenues primarily reflects the lower amortization of purchased intangible assets, costs related to regulatory actions taken in facilities and inventory step-up charges (which increased gross profit as a percentage of revenues by 1.1 points), partially offset by lower profitability of our generic medicines segment (which decreased gross profit as a percentage of revenues by 0.8 points).

Comparison of 2012 to 2011. Gross profit increased in 2012 to $10.7 billion from $9.5 billion in 2011, an increase of 12%. Gross profit as a percentage of revenues was 52.4% in 2012, compared to 52.0% in 2011.

Research and Development (R&D) Expenses

Net research and development expenses for 2013, including the purchase of in-process R&D, were $1.4 billion, an increase of 5% compared to 2012. Specialty R&D expenses were $909 million and generic R&D expenses were $494 million in 2013, compared to $793 million and $485 million, respectively, in 2012. As a percentage of revenues, R&D spending was 7.0% in 2013, compared to 6.7% in 2012.

In 2013, we increased our R&D spending, primarily as a result of the factors previously discussed under “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above.

Comparison of 2012 to 2011. R&D expenses increased in 2012 to $1.4 billion from $1.1 billion in 2011, an increase of 24%.

Selling and Marketing (S&M) Expenses

S&M expenses in 2013 amounted to $4.1 billion, an increase of 5% over 2012. As a percentage of revenues, S&M expenses were 20.1% in 2013 compared to 19.1% in 2012.

In 2013, we increased our S&M spending, primarily as a result of the factors discussed under “Generic Medicines S&M Expenses” and “Specialty Medicines S&M Expenses” above.

Comparison of 2012 to 2011. S&M expenses in 2012 amounted to $3.9 billion, an increase of 12% over 2011. As a percentage of revenues, S&M expenses increased from 19.0% in 2011 to 19.1% in 2012.

General and Administrative (G&A) Expenses

G&A expenses in 2013 amounted to $1.2 billion, similar to 2012. As a percentage of revenues, G&A expenses maintained a level of 6.1% in 2013, to the same as in 2012.

Comparison of 2012 to 2011. G&A expenses in 2012 amounted to $1.2 billion, an increase of 33% over 2011. As a percentage of revenues, G&A expenses increased to 6.1% for 2012 from 5.1% for 2011.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for 2013 amounted to $1.5 billion, compared to $715 million in 2012. The 2013 expenses are comprised mainly of an additional charge of $930 million relating to the settlement of the pantoprazole patent litigation and a charge of $495 million relating to the modafinil antitrust litigation.

Impairments, Restructuring and Others

Expenses for impairments, restructuring and others amounted to $788 million in 2013, compared to $1.3 billion for 2012.

Impairments

Impairment of long-lived assets for 2013 amounted to $524 million in 2013, comprised of:

1.	Identifiable intangible assets—$393 million:

a.

Product rights impairment of $227 million, primarily comprised of a $112 million impairment based on current market conditions and supply chain challenges in Japan, product rights impairment of $41 million of multiple products in Europe, and a $23 million impairment of product rights for Cenestin® related to API constraints. Impairments of product rights in 2012 were $233 million.

b.

In-process R&D impairments amounted to $166 million, mainly comprised of a $99 million impairment of armodafinil (Nuvigil®) for the treatment of bi-polar disorder following the negative results of the third pivotal clinical trial and a $54 million impairment of Zoely® following negative Phase III trial results. In 2012, in-process R&D impairments amounted to $625 million.

2.	Non-current investments—$70 million, mainly comprised of $25 million for Mediwound Ltd. and $15 million for Andromeda Biotech Ltd. In 2012, non-current investments impairment was $23 million.

3.	Property, plant and equipment—$61 million, based on management decisions regarding their expected use, which triggered a reassessment of fair value. In 2012, property, plant and equipment impairment was $190 million.

The carrying value as of December 31, 2013 of Teva’s in-process R&D asset Revascor®, mesynchymal precursor cells, is $258 million. This drug candidate is in a Phase III trial for congestive heart failure. Adverse results may lead us to reevaluate the fair value of the asset, which may lead to impairment. Such a loss may also lead us to reassess the current carrying value of our equity interest in Mesoblast Ltd., which is $334 million.

Restructuring

In 2013, Teva recorded $201 million of restructuring expenses, compared to $221 million in 2012.

In October 2013, management announced the acceleration of its company-wide cost-savings plan, which includes several initiatives, including a reduction in the number of employees. Expenses for the corporate restructuring program are estimated to be approximately $1.1 billion. Most costs are likely to be incurred throughout 2014, as the details of the plan are finalized and accounting criteria for expense recognition are met.

Contingent Considerations

An expense of $36 million was recorded against contingent consideration recorded in 2013, mainly in connection with the Cephalon acquisition. In 2012, a $40 million contingent consideration benefit was recorded as a result of impairing long-lived assets that decreased associated milestone payment liabilities, previously recorded in connection with the Cephalon acquisition.

Operating Income

Operating income was $1.6 billion in 2013, down from $2.2 billion in 2012. As a percentage of revenues, operating income was 8.1% compared to 10.8% in 2012.

The decrease in operating income was due to factors previously discussed, primarily higher expenses in connection with legal settlements and loss contingencies, and higher S&M expenses, changes in contingent consideration related to business combination as well as higher R&D expenses. This decrease was partially offset by lower impairments of long-lived assets and higher gross profit as well as lower restructuring expenses. Foreign exchange rate movements during 2013 in comparison with 2012 lowered our operating income by $126 million.

The decrease of 2.7 points in operating income as a percentage of revenues was mainly due to higher expenses in connection with legal settlement and loss contingencies (4.0 points) and higher selling and marketing margin (1.0 points), changes in contingent consideration related to business combination (0.4 points) as well as a higher R&D margin (0.3 points), partially offset by lower impairments of long-lived assets (2.7 points) as well as a higher gross margin (0.3 points).

Comparison of 2012 to 2011. Operating income in 2012 amounted to $2.2 billion, a decrease of 29% over 2011. As a percentage of revenues, operating income decreased to 10.8% in 2012 from 17.0% in 2011.

The following table presents a reconciliation of our segment profitability to Teva’s consolidated operating income for the past three years:

	Year ended December 31,
	2013	2012	2011
	(U.S.$ in millions)
Generic medicines profitability	$1,656	$2,062	$2,059
Specialty medicines profitability	4,567	4,694	3,907

Total segment profitability	6,223	6,756	5,966
Profitability of other activities	214	197	219

Total profitability	6,437	6,953	6,185
Amortization	1,180	1,272	707
General and administrative expenses	1,239	1,238	932
Legal settlements and loss contingencies	1,524	715	471
Impairments, restructuring and others	788	1,259	430
Other unallocated amounts	57	264	536

Consolidated operating income	$1,649	$2,205	$3,109

Financial Expenses-Net

In 2013, financial expenses amounted to $399 million, compared to $386 million in 2012. The increase is mainly due to financial expenses in connection with early redemption of senior notes and others, partially offset by lower interest expense.

Comparison of 2012 to 2011. In 2012, financial expenses amounted to $386 million, compared to $153 million in 2011. The increase resulted from higher interest expense as we increased our debt to fund our 2011 acquisitions.

Teva operates in certain territories where the official exchange rates deviate significantly from unofficial market rates and remittance of cash outside the country is limited. As a result, Teva is exposed to a potential income statement devaluation loss on its total monetary balances in these territories, which, as of December 31, 2013, amounted to approximately $200 million.

Tax Rate

In 2013, we booked a tax benefit of $43 million, or 3% of pre-tax income of $1.3 billion. In 2012, the tax benefit amounted to $137 million, or 8% of pre-tax income of $1.8 billion. In 2011, the provision for taxes amounted to $127 million, or 4% of pre-tax income of $3.0 billion. The effective tax rate is the result of the geographic mix and type of products sold during the year, and a variety of factors, including different effective tax rates applicable to non-Israeli subsidiaries that have tax rates above Teva’s average tax rates (including the impact of impairment, restructuring and legal settlement charges on such subsidiaries). In addition, the mergers between subsidiaries and incentives programs to which our subsidiaries are entitled further contributed to the tax benefit for 2013.

The statutory Israeli corporate tax rate, which was 25% in 2013, was increased to 26.5% in 2014. However, our effective consolidated tax rates have historically been, and continue to be this year, considerably lower than the statutory rate because of tax incentives we benefit from in Israel and other countries. Most of our investments in Israel were granted Approved Enterprise status, which confers certain tax benefits. These benefits included a long-term tax exemption for undistributed income generated by such projects, effective until 2013, and lower tax rates on dividends distributed from other projects, the source of which is Approved Enterprise income, for certain periods, as described in “Item 10—Additional Information—Israeli Taxation.” We also benefit from other investment-related and R&D-related tax incentives in many of our facilities around the world.

In the future, our effective tax rate is expected to fluctuate as a result of various factors, including changes in the product mix and geographical distribution of our income, the effect of mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions. We expect that the tax rate in future years will be significantly higher than this year, as a result of the product mix projected for these years and the expiration of the Israeli incentives regime we currently benefit from.

Net Income

Net income attributable to Teva in 2013 was $1.3 billion, compared to $2.0 billion in 2012. This decrease was due to the factors previously discussed, primarily our lower operating income as well as lower tax benefits.

Comparison of 2012 to 2011. Net income attributable to Teva amounted to $2.0 billion in 2012, compared to $2.8 billion in 2011. This decrease was primarily due to our lower operating income.

Diluted Shares Outstanding and Earnings Per Share

The average weighted diluted shares outstanding used for the fully diluted share calculation for 2013, 2012 and 2011 was 850 million, 873 million and 893 million shares, respectively.

At December 31, 2013, 2012 and 2011, the share count for calculating Teva’s market capitalization was approximately 848 million, 857 million and 883 million shares, respectively. The decrease in number of shares outstanding is mainly due to shares repurchased pursuant to our share repurchase programs. For additional information, see “Item 16E–Purchases of Equity Securities by the Issuer and Affiliated Purchasers” below.

Diluted earnings per share amounted to $1.49 in 2013, a decrease of 34% compared to diluted earnings per share of $2.25 in 2012. Diluted earnings per share amounted to $3.09 in 2011.

Impact of Currency Fluctuations on Results of Operations

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) affect our results. During 2013, the following main currencies relevant to our operations decreased in value against the U.S. dollar: the Russian ruble by 2%, the Canadian dollar by 3%, the British pound by 1% and the Japanese yen by 18%, while the following currencies increased in value against the U.S. dollar: the euro by 3%, the Israeli shekel by 7% and the Hungarian forint by 1% (each on an annual average compared to annual average basis).

As a result, exchange rate movements during 2013 in comparison with 2012 negatively impacted overall revenues by approximately $166 million and reduced our operating income by $126 million.

Liquidity and Capital Resources

Total balance sheet assets amounted to $47.5 billion at December 31, 2013, compared to $50.6 billion at December 31, 2012. Our total balance sheet assets at December 31, 2012 were unusually high as we issued $2.0 billion of debt at the end of 2012, which we then used in part to redeem $1.0 billion of debt in January 2013. In addition, intangible assets decreased mainly due to the amortization of product rights and impairments, as did inventories. This decrease was partially offset by an increase of property, plant and equipment and long term assets.

Inventory balances at December 31, 2013 amounted to $5.1 billion, compared to $5.5 billion at December 31, 2012. The decrease resulted from lower inventory balances mainly in the United States and Germany, as well as from foreign exchange fluctuations.

Accounts receivable at December 31, 2013, net of sales reserves and allowances (“SR&A”), were $420 million as compared to $638 million at December 31, 2012.

We continue to monitor activities in the European countries which, based on our internal assessment, are still experiencing economic stress, and are taking action to limit our exposure in these countries.

Accounts payables and accruals decreased to $3.3 billion at December 31, 2013, compared to $3.4 billion at December 31, 2012.

Our working capital balance, which includes accounts receivable, inventories, deferred taxes and other current assets net of SR&A, accounts payable and other current liabilities, was $2.5 billion at December 31, 2013, compared to $3.6 billion at December 31, 2012. The decrease in working capital is mainly due to the reduction in inventory levels as well as the net effects of charges and payments related to legal settlements and loss contingencies.

Investment in property, plant and equipment in 2013 amounted to $1.0 billion, compared to $1.1 billion in 2012. Depreciation amounted to $458 million in 2013, compared to $428 million in 2012. The increase in depreciation was mainly due to higher property, plant and equipment balances, as well as the different asset mix.

Cash and cash equivalents and short term and long term investments at December 31, 2013 amounted to $1.2 billion, as compared to $3.1 billion, at December 31, 2012 mainly due to debt repayment, payments made in connection with litigation settlements and tax related payments.

2013 Debt Movements

At December 31, 2013, our debt was $12.2 billion, a decrease of $2.5 billion from $14.7 billion at December 31, 2012, mainly due to debt prepayment.

In December 2013, we entered into a five-year Japanese yen 35 billion term loan credit agreement at Japanese LIBOR+0.3%. Shortly after signing the agreement, we drew down the entire amount available under the facility.

In November 2013, we repaid $1.1 billion of the floating rate senior notes issued in November 2011 as part of the financing of the Cephalon acquisition.

In May 2013, we repaid $200 million of the floating rate senior notes issued in November 2011 as part of the financing of the Cephalon acquisition.

In March 2013, we repaid an aggregate amount of approximately $750 million of debt comprised of $500 million principal amount of 5.55% senior notes due 2016 and of $248 million of the European Investment Bank floating rate loan due 2015.

In addition, in January 2013, we repaid $1 billion principal amount of our 1.7% senior notes due 2014.

2012 Debt Movements

In December 2012, we issued senior notes in an aggregate principal amount of $2.0 billion, comprised of $1.3 billion due 2022 bearing interest of 2.95% and $0.7 billion due 2020 bearing interest of 2.25%. The proceeds of these notes were used to pay down $0.7 billion of bank term loan at LIBOR+0.85% incurred in connection with the Cephalon acquisition and to redeem, in January 2013, $1.0 billion of 1.7% senior notes also issued in connection with the Cephalon acquisition.

In December 2012, we entered into a five-year $3.0 billion unsecured syndicated credit facility, which replaced the previous $2.5 billion facility.

In November 2012, we prepaid $0.3 billion of our three-year bank term loan, which we entered into in connection with the Cephalon acquisition.

In June and August 2012, we repaid an aggregate amount of $1.0 billion of a bank term loan at LIBOR plus 0.55% entered into in connection with the Cephalon acquisition.

In April 2012, we issued Swiss franc 450 million 1.5% senior notes due October 2018 and senior notes in an aggregate principal amount of euro 1 billion due 2019 bearing interest of 2.875%. The proceeds of these notes were used to repay the 1.5% senior notes due in June 2012, which were issued in connection with the ratiopharm acquisition, as well as the $500 million principal balance of our credit facility with HSBC.

In March 2012, we entered into a Japanese yen 100.5 billion senior unsecured fixed rate term loan credit agreement for terms of 5 and 7 years with 0.99% and 1.42% interest rates, respectively. In April 2012, we drew down the entire amount available under the facility and repaid the borrowings used to finance the acquisition of Taiyo.

Aggregate Debt

Our debt at December 31, 2013 is effectively denominated in the following currencies: U.S. dollar 52%, euro 30%, Japanese yen 13%, Swiss franc 4% and Canadian dollar 1%.

The portion of total debt classified as short term at December 31, 2013 was 15%, down from 20% at December 31, 2012 as a result of repayment of short term debt.

Our financial leverage decreased to 35% at December 31, 2013 from 39% in December 31, 2012.

Our average debt maturity remained stable at six years as of December 31, 2013.

In December 2012, we entered into a five-year $3.0 billion unsecured syndicated credit facility, which replaced an earlier $2.5 billion facility. As of December 31, 2013, we had $2.8 billion available under this facility. In early January 2014, we repaid the $0.2 billion drawn from this facility.

In January 2014, we entered into a $1.0 billion term loan agreement at LIBOR + 1.1% for a term of five years, with repayment in three tranches, after three, four and five years. We have until March 31, 2014 to draw funds under this facility.

Shareholders’ Equity

Our shareholders’ equity was $22.6 billion at December 31, 2013, compared to $22.9 billion at December 31, 2012. The decrease resulted primarily from dividend payments of $1.1 billion, as well as share repurchases of $0.5 billion, partially offset by net income attributed to Teva of $1.3 billion.

Exchange rates also had a significant impact on our balance sheet, as approximately 42% of our net assets (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared with the end of 2012, changes in currency rates had a negative impact of $24 million on our equity as of December 31, 2013, mainly due to the decrease in value against the U.S. dollar of: the Chilean peso by 10%, the Peruvian nuevo sol by 10%, the Russian ruble by 8%, the Canadian dollar by 6% and the Indian rupee by 13%. The negative impact was partly offset by the 4% increase in value of the euro against the U.S. dollar. All comparisons are on the basis of end of year rates.

Cash Flow

Cash flow generated from operating activities for 2013 amounted to $3,237 million, a decrease of approximately $1.3 billion from 2012. The decrease was mainly due to higher payments for legal and Israeli tax settlements, partially offset by improvements in working capital.

In January 2014, we paid an additional $200 million related to our pantoprazole settlement. The remaining $600 million will be paid during the balance of 2014.

Cash flow generated from operating activities in 2013, net of cash used for capital investments and dividends paid, amounted to approximately $1,220 million, a decrease of $1,518 million from 2012. The decrease resulted mainly from lower cash flow generated from operating activities, along with higher dividend payments.

In Europe, a significant portion of our profits is at risk due to the potential depreciation of the euro. We hedge part of the exposure resulting from the strengthening of the U.S. dollar against the euro.

Dividends

We announced a dividend for the fourth quarter of 2013 of NIS 1.21 (34.3 cents according to the rate of exchange on February 4, 2014) per share, an increase of 5% from NIS 1.15, which was the dividend declared for the third quarter of 2013. The dividend payment for the fourth quarter of 2013, which is expected to take place on March 10, 2014, will be made with respect to ADSs on the basis of the then current U.S. dollar-NIS exchange rate.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

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

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our $3 billion syndicated revolving line of credit, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Supplemental Non-GAAP Income Data

The tables on the following pages present supplemental non-GAAP data, in U.S. dollar terms, as a percentage of revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Year Ended December 31,
	2013	2012	2011
	U.S. dollars in millions
Amortization of purchased intangible assets	1,180	1,272	706
Expense in connection with legal settlements and reserves	1,524	715	471
Impairment of long-lived assets	524	1,071	201
Restructuring expenses	201	221	192
Costs related to regulatory actions taken in facilities	43	128	170
Changes in contingent consideration related to business combination	36	(40)	—
Acquisition and other expenses	27	7	37
Accelerated depreciation	9	—	—
Purchase of research and development in process	5	73	15
Inventory step-up	—	63	352
Financial expenses related to early repayment of senior notes and other	110	32	—
Net of corresponding tax effect*	(673)	(798)	(465)
Minority interest changes related to impairments of co-owned assets	—	(36)	—

*	Amount is net of $248 million for Amendment 69 and settlements with the Israeli tax authorities in 2013.

The data so presented—after these exclusions—are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare a detailed work plan for the next fiscal year. This work plan is used to manage the business and is the plan against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combination; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

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

The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Year ended December 31, 2013
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	10,707	1,188	11,895	59%
	Operating income[1,2]	1,649	3,549	5,198	26%
	Net income attributable to Teva[1,2,3]	1,269	2,986	4,255	21%
	Earnings per share attributable to Teva—diluted[4]	1.49	3.52	5.01

(1)	Amortization of purchased intangible assets		1,136
	Costs related to regulatory actions taken in facilities		43
	Accelerated depreciation		9

	Gross profit adjustments		1,188
(2)	Expense in connection with legal settlements and reserves		1,524
	Impairment of long-lived assets		524
	Restructuring, acquisition and other expenses		269
	Amortization of purchased intangible assets		44

			2,361

	Operating income adjustments		3,549

(3)	Tax effect and other items		(673)
	Financial expense		110

	Net income adjustments		2,986

(4)	The weighted average number of shares was 850 million for the year ended December 31, 2013. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year ended December 31, 2012
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	10,652	1,419	12,071	59%
	Operating income[1,2]	2,205	3,510	5,715	28%
	Net income attributable to Teva[1,2,3]	1,963	2,708	4,671	23%
	Earnings per share attributable to Teva—diluted[4]	2.25	3.10	5.35

(1)	Amortization of purchased intangible assets		1,228
	Costs related to regulatory actions taken in facilities		128
	Inventory step-up		63

	Gross profit adjustments		1,419
(2)	Impairment of long-lived assets		1,071
	Expense in connection with legal settlements and reserves		715
	Restructuring, acquisition and other expenses		261
	Amortization of purchased intangible assets		44

			2,091

	Operating income adjustments		3,510

(3)	Tax effect and other items		(834)
	Financial expense		32

	Net income adjustments		2,708

(4)	The weighted average number of shares was 873 million for the year ended December 31, 2012. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year ended December 31, 2011
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	9,515	1,190	10,705	58%
	Operating income[1,2]	3,109	2,144	5,253	29%
	Net income attributable to Teva[1,2,3]	2,759	1,679	4,438	24%
	Earnings per share attributable to Teva—diluted[4]	3.09	1.88	4.97

(1)	Amortization of purchased intangible assets		668
	Costs related to regulatory actions taken in facilities		170
	Inventory step-up		352

	Gross profit adjustments		1,190
(2)	Expense in connection with legal settlements		471
	Restructuring, acquisition and other expenses		244
	Impairment of long-lived assets		201
	Amortization of purchased intangible assets		38

			954

	Operating income adjustments		2,144

(3)	Tax effect and other items		(465)

	Net income adjustments		1,679

(4)	The weighted average number of shares was 893 million for the year ended December 31, 2011. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for 2013 amounted to $630 million on pre-tax non-GAAP income of $4.9 billion. The provision for taxes in the comparable period of 2012 was $661 million on pre-tax income of $5.4 billion, and in 2011 was $592 million on pre-tax income of $5.1 billion. The non-GAAP tax rate for 2013 was 13%, as compared to 12% in 2012 and 2011. The annual non-GAAP effective tax rate for 2013 was primarily the result of the mix of products (both type and location of production) sold during the year. In general, we benefit more from tax incentives on products for which we also produce the API. In addition, tax benefits resulting from mergers between subsidiaries and tax incentives our subsidiaries are entitled to further reduced the tax expenses for 2013.

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including changes in the products and geographical distribution of our income, the effect of any mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions. We expect that the tax rate in future years will be significantly higher than this year’s, as a result of the product mix projected for these years and the expiration of the Israeli incentives regime we currently enjoy.

Trend Information

The following factors are expected to have an effect on our 2014 results:

•	a decrease in sales of Copaxone® as a result of changes in the competitive landscape, including the potential introduction of a purported generic version in the United States;

•	the impact of currency fluctuations on revenues and net income, as well as on various balance sheet line items;

•	substantial restructuring and impairment expenses relating to improvements in our production network, supply chain and resource deployment processes; and

•	an increase in specialty S&M expenses, as a result of several planned launches, including Copaxone® 40 mg/mL.

For additional information please see “Item 4—Information on the Company” and elsewhere in this Item 5.

Off-Balance Sheet Arrangements

Except for securitization transactions, which are disclosed in note 17c to our consolidated financial statements, we do not have any material off-balance sheet arrangements as defined in Item 5.E of Form 20-F.

Aggregated Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations, including estimated interest*	$14,415	$1,607	$2,746	$1,948	$8,114
Operating lease obligations	452	117	170	89	76
Purchase obligations (including purchase orders)	1,731	1,720	11	—	—

Total	$16,598	$3,444	$2,927	$2,037	$8,190

*	Long term debt obligations mainly includes senior notes and convertible senior debentures as disclosed in notes 12 and 13 to our consolidated financial statements.

The total amount of unrecognized tax benefits for uncertain tax positions was $665 million at December 31, 2013. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing and magnitude of settlements, these obligations are not included in the above table. Correspondingly, it is hard to ascertain whether we will pay any significant amount related to these obligations within the next year.

We have committed to future expenditures relating to joint ventures in accordance with the terms of the applicable agreements, mainly our PGT venture. However, the amounts of these future expenditures have not been predetermined, and are further subject to management approval.

We have committed to make potential future “milestone” payments to third parties under various agreements. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. As of December 31, 2013, were all milestones and targets, for compounds in Phase II and more advanced stages of development, to be achieved, the total contingent payments could reach an aggregate of up to approximately $1.3 billion. Such amount does not include additional sales-based milestone payments or royalties. Due to the uncertainty of the timing of these payments, these amounts, and the amounts described in the previous paragraph, are not included in the above table.

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

Medicaid and Other Governmental Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. We estimate these rebates based on historical trends of rebates paid as well as on changes in wholesaler inventory levels and increases or decreases in sales. Included in the 2013 and 2012 provisions are estimates for the impact of changes to Medicaid rebates and associated programs related to U.S. healthcare reform.

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

Provisions for chargebacks are the largest single component of our SR&A process, involving estimates of contract prices of over 1,300 products and multiple contracts with multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion to an increase or decrease in sales.

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

Returns. Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns. We record a reserve for estimated sales returns in accordance with the “Revenue Recognition When Right of Return Exists” FASB pronouncement. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2013 and 2012 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

Sales reserves and allowances (SR&A) for third-party sales of pharmaceutical products to U.S. customers at December 31, 2013 and 2012 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 80% of our total sales reserves and allowances as of December 31, 2013, with the balance primarily in Canada, Germany, and France.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2011	$100	$1,065	$451	$1,899	$3,515
Provisions related to sales made in current year period	338	3,144	226	3,926	7,634
Provisions related to sales made in prior periods	—	32	(60)	(11)	(39)
Credits and payments	(342)	(3,006)	(185)	(3,619)	(7,152)

Balance at December 31, 2012	$96	$1,235	$432	$2,195	$3,958

Provisions related to sales made in current year period	342	2,895	210	4,156	7,603
Provisions related to sales made in prior periods	—	(9)	63	(54)	—
Credits and payments	(342)	(3,091)	(199)	(3,854)	(7,486)

Balance at December 31, 2013	$96	$1,030	$506	$2,443	$4,075

Reserves at December 31, 2013 increased by approximately $117 million from December 31, 2012. The most significant variance was an increase in rebates and other sales reserves of approximately $249 million primarily related to the impact of pricing actions during the year, higher rebates to customers related to growth in sales, as well as additional Medicaid and other governmental rebates related to U.S. healthcare reform, combined with a $74 million increase in returns primarily due to overall higher returns experience. Partially offsetting the increase in rebates and other sales reserves and returns is a decrease in chargebacks of $205 million related to the mix of products sold.

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

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the determination of the appropriate valuation allowances, we have considered the most recent projections of future business results and prudent tax planning alternatives that may allow us to realize the deferred tax assets. Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred taxes, as it is our intention to hold these investments rather than realize them.

In future years we expect to have sufficient sources to fund our dividend distributions (from Approved Enterprise income available for distribution as a result of the application of Amendment 69 and from other sources). Accordingly, deferred taxes have not been provided for tax-exempt income, as the Company intends to permanently reinvest these profits and does not currently foresee a need to distribute dividends out of these earnings. Furthermore, we do not expect our non-Israeli subsidiaries to distribute taxable dividends in the foreseeable future, as their earnings are needed to fund their growth, while we expect to have sufficient resources in the Israeli companies to fund our cash needs in Israel. An assessment of the tax that would have been payable had the Company’s foreign subsidiaries distributed their income to the Company is not practicable because of the multiple levels of corporate ownership and multiple tax jurisdictions involved in each hypothetical dividend distribution.

Contingencies

The Company and its subsidiaries are involved in various patent, product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies or contingent consideration acquired in a business combination, Teva records accruals for these types of contingencies to the extent that Teva concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Teva records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or market. Cost of raw and packaging materials and purchased products is determined mainly on a “moving average” basis; cost of finished products and products in process is calculated assuming normal manufacturing capacity of the production facilities and determined as follows: the raw material and packaging component—mainly on a “moving average” basis; the capitalized production costs component—mainly on an average basis over the production period.

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

Our policy is to capitalize saleable product for unapproved inventory items when economic benefits are probable. We evaluate expiry, legal risk and likelihood of regulatory approval on a regular basis. If at any time approval is deemed not to be probable, the inventory is written down to its net realizable value. To date, inventory allowance adjustments in the normal course of business have not been material. However, from time to time, due to a regulatory action or lack of approval or delay in approval of a product, we may experience more significant impact.

Long Lived Assets

Teva’s long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plant and equipment. Teva reviews its long-lived assets and performs detailed testing whenever potential impairment indicators are present. In addition, the Company performs impairment testing at the end of each year for goodwill and identifiable indefinite life intangible assets.

Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed according to the following principles:

•

An initial qualitative assessment of the likelihood of impairment may be performed. If this step indicates that the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed. Teva waived this step during this year’s annual testing and performed the first step of the test.

•

In step one of the impairment test, Teva compares the fair value of the reporting units to the carrying value of the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. If the fair value is less than the carrying value of the reporting unit, Teva must perform the second step of the impairment test to measure the amount of the impairment.

•

In the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as an impairment.

Identifiable intangible assets

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products for which marketing approval was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries. These assets are amortized using mainly the straight-line method over their estimated period of useful life or based on economic effect models, if more appropriate, which is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling and marketing expenses.

For definite life intangibles, whenever impairment indicators are identified, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s cash flows and compares such value against the asset’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value.

Indefinite life intangible assets are mainly comprised of research and development in-process. When testing for impairment, Teva determines the fair value of the asset and records an impairment loss if book value exceeds fair value.

Research and development in-process acquired in a business combination is capitalized as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are tested for impairment. Upon completion of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development assets are impaired.

Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, mainly 40 years; machinery and equipment, between 15 to 20 years; and other assets, between 5 to 10 years.

For property, plant and equipment whenever impairment indicators are identified, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s cash flows and compares such value against the asset’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value.

Recently Issued Accounting Pronouncements

See note 1 to our consolidated financial statements.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information regarding the executive officers and directors of Teva as of February 10, 2014:

Executive Officers

Name	Age	Executive Officer Since	Position
Eyal Desheh(1)	61	2008	Acting President and Chief Executive Officer
Erez Vigodman(1)	54	2014	President and Chief Executive Officer-Designate, Director
Isaac Abravanel	59	2007	Group Executive Vice President, Teva Corporate in Israel and Global Community Alliances
Yaacov (Kobi) Altman(2)	45	2013	Acting Chief Financial Officer
Dipankar Bhattacharjee	53	2013	President and Chief Executive Officer, Generics Europe
Richard S. Egosi	51	2010	Group Executive Vice President, Chief Legal Officer and Company Secretary
Dr. Michael Hayden	62	2012	President of Global R&D and Chief Scientific Officer
Erez Israeli	46	2012	Group Executive Vice President and Chief Business Process Officer
Dr. Rob Koremans	51	2012	President and Chief Executive Officer, Global Specialty Medicines
Prof. Itzhak Krinsky	61	2005	Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific
Dr. Carlo de Notaristefani	56	2012	President and Chief Executive Officer—Global Operations
Allan Oberman	56	2012	President and Chief Executive Officer of Teva Americas Generics
Mark Sabag	43	2013	Group Executive Vice President, Human Resources
Paul J. Sekhri	55	2013	Group Executive Vice President, Global Business Development and Chief Strategy Officer
Judith Vardi	55	2012	President and Chief Executive Officer of Teva EMIA and Asia Pacific
Frances M. Zipp(3)	55	2012	Group Executive Vice President and Global Head of Quality

(1)	On February 11, 2014, Mr. Desheh is scheduled to step down as Acting President and Chief Executive Officer and resume his former position as Group Executive Vice President, Chief Financial Officer, and Mr. Vigodman is scheduled to assume the office of President and Chief Executive Officer.
(2)	On February 11, 2014, Mr. Altman is scheduled to step down as Acting Chief Financial Officer and resume his former position as Senior Vice President and CFO Americas and Head of Finance Operations.
(3)	Ms. Zipp is resigning her position effective February 14, 2014.

Directors

Name	Age	Director Since	Term Ends
Dr. Phillip Frost—Chairman	77	2006	2015
Amir Elstein—Vice Chairman	58	2009	2016
Roger Abravanel	67	2007	2015
Dr. Arie Belldegrun	63	2013	2016
Chaim Hurvitz	53	2010	2014
Prof. Richard A. Lerner .	75	2012	2015
Prof. Moshe Many	85	1987	2016
Galia Maor	71	2012	2015
Joseph Nitzani(1)	67	2008	2014
Prof. Yitzhak Peterburg	63	2012	2016
Dan Propper	72	2012	2014
Prof. Dafna Schwartz(1)	63	2011	2014
Ory Slonim	71	2008	2014
Dan S. Suesskind	70	2010	2014
Erez Vigodman(2)	54	2009	2015

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.
(2)	As mentioned above, on February 11, 2014, Mr. Vigodman is scheduled to assume the office of President and Chief Executive Officer, and will continue to serve on the Board of Directors.

Executive Officers

Eyal Desheh became Acting President and Chief Executive Officer of Teva in October 2013. From 2012 to 2013, Mr. Desheh served as Group Executive Vice President, Chief Financial Officer and he will resume this role on February 11, 2014. From 2008 to 2012, he served as Teva’s Chief Financial Officer. From 2000 to 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. From 1996 to 2000, he was Chief Financial Officer of Scitex Ltd. From 1989 to 1996, he served as Deputy Chief Financial Officer at Teva. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

Erez Vigodman will become Teva’s President and Chief Executive Officer on February 11, 2014, remaining on Teva’s Board of Directors, which he joined in 2009. From January 2010 to February 2014, he served as President and Chief Executive Officer of Makhteshim Agan Industries Ltd., the world’s leading generic crop protection (agrochemical) company. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and the International Advisory Board of the Israel Science Technology and Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Isaac Abravanel became Group Executive Vice President, Teva Corporate in Israel and Global Community Alliances in September 2013. From 2012 to 2013, Mr. Abravanel served as Group Executive Vice President, Human Resources and Chief Integration Officer and, since January 2013, has served as Co-Chairman of the steering committee of PGT. From 2007 to 2012, Mr. Abravanel served as Teva’s Corporate Vice President, Human Resources, and from 2009 to 2012, he also served as Teva’s Chief Integration Officer. Prior to joining Teva, Mr. Abravanel was Deputy Chief Executive Officer of Bezeq Israel Telecommunications Co. Ltd. from 2005 to 2007, and from 2001 to 2005, he was Senior Vice President of Operations & Customer Service at Pelephone Communications Ltd. Mr. Abravanel received a B.A. and an M.A. in political science from Haifa University in 1988 and 1989, respectively.

Yaacov (Kobi) Altman became Acting Chief Financial Officer in October 2013. Mr. Altman has served at Teva since 2006 in various capacities, including as Head of Global Accounting, Corporate Vice President Finance and, most recently, as Senior Vice President and CFO Americas and Head of Finance Operations and he will resume this role on February 11, 2014. Prior to joining Teva, from 1999 to 2006, Mr. Altman served in various capacities at Amdocs Limited, including as Head of Finance of the U.S. Division from 2002 to 2006 and as Corporate Controller from 1999 to 2002. Mr. Altman received a B.A. in economics and accounting from Bar Ilan University in 1996 and an M.A. in economics from Bar Ilan University in 1998.

Dipankar Bhattacharjee became President and CEO, Generics Europe in April 2013. From 2009 to 2013, Mr. Bhattacharjee served as Chief Executive Officer, Teva UK Limited. Prior to joining Teva, he served for 15 years at Bausch + Lomb in various senior roles, including Vice President, Commercial in both Europe and Asia-Pacific regions, and Corporate Vice President and President, Asia Pacific Region. Mr. Bhattacharjee began his career at Nestlé SA and Bank of America. Mr. Bhattacharjee received a B.A. in Economics from St. Stephens College, University of Delhi in 1982, and a Masters degree in Management Studies from Jamnalal Bajaj Institute of Management Studies, University of Mumbai in 1984.

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

Dr. Michael Hayden joined Teva as President of Global R&D and Chief Scientific Officer in May 2012. He is also currently the Killam Professor of Medical Genetics at the University of British Columbia and Canada Research Chair in Human Genetics and Molecular Medicine. He is also the founder and Senior Scientist of the Centre for Molecular Medicine and Therapeutics at the University of British Columbia. Prior to joining Teva, he founded three biotechnology companies (NeuroVir, Aspreva Pharmaceuticals and Xenon Pharmaceuticals Inc.) and served as Chief Scientific Officer of Xenon from 2000 to 2012. He also served as a director of Med Biogene Inc. from 2010 to 2011. He has received numerous awards, including the Canada Gairdner Wightman Award in 2011, the Order of Canada Award in 2010, the highest honor that Canada can give its citizens for exceptional achievement, and the Distinguished Scientist Award of the Canadian Society of Clinical Investigation in 1998, and in 2008 he was named Canada’s Health Researcher of the Year. Dr. Hayden received his MB ChB in Medicine in 1975, PhD in Genetics in 1979 and DCH Diploma in Child Health in 1979 from the University of Cape Town. He received his American Board Certification in both internal medicine and clinical genetics from Harvard Medical School in 1982 and an FRCPC in internal medicine from the University of British Columbia in 1984.

Erez Israeli became Group Executive Vice President and Chief Business Process Officer in 2012. From 2009 to 2012, Mr. Israeli served as President of Teva API. From 2006 to 2008, he served as Vice President Asia Operations of Teva API, and from 2002 to 2006, he served as Vice President Sales and Marketing of Teva API. Mr. Israeli received his B.A. in Economics and Business Administration from Bar-Ilan University and his M.B.A. in Finance from Bar-Ilan University.

Dr. Rob Koremans became President and CEO, Global Specialty Medicines in 2013. From 2012 to 2013, Dr. Koremans served as President and CEO of Teva Pharmaceuticals Europe. Prior to joining Teva, from 2009 to 2012, Dr. Koremans was a member of the Global Leadership Team of Sanofi and served as CEO of Zentiva and as Senior Vice President Generics, Strategy and Development at Sanofi. Before joining Sanofi, Dr. Koremans served as CEO of Cryo-Save, as a member of the Executive Board in charge of Global Commercial Operations for Grunenthal GmbH and as Vice President Europe, Middle-East and Africa for Serono. Dr. Koremans received a medical degree from the Erasmus University of Rotterdam in 1988.

Prof. Itzhak Krinsky became Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific in October 2012. From 2005 to 2012, Prof. Krinsky served as Corporate Vice

President—Corporate Business Development. Prior to joining Teva, Prof. Krinsky served as a managing director with the Silverfern Group, Inc. from 2003 to 2005, and managing director with Deutsche Bank (Bankers Trust) from 1998 to 2001, and as a managing director of Trenwith Securities, LLC, all investment banks in New York City. Prof. Krinsky was a Professor of Finance and Business Economics at the Michael G. DeGroote School of Business, McMaster University from 1983 to 2000. Prof. Krinsky received his B.A. and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

Dr. Carlo de Notaristefani joined Teva as President and Chief Executive Officer—Global Operations in August 2012. Prior to joining Teva, from 2004 to 2012, Dr. de Notaristefani was a member of the senior management team at Bristol-Myers Squibb, where he served as President Technical Operations and Global Support Functions, with responsibility for global supply chain operations, quality and compliance, procurement and information technology. Before joining Bristol-Myers Squibb, Dr. de Notaristefani held several senior positions of increasing responsibility in the areas of global operations and supply chain management with Aventis, Hoechst Marion Roussell and Marion Merrell Dow. Dr. de Notaristefani holds a Ph.D. in chemical engineering from the University of Naples.

Allan Oberman became President and Chief Executive Officer of Teva Americas Generics in November 2012, after serving as the head of Teva’s North America Generics division during 2012. From 2010 to 2012, Mr. Oberman served as President of Teva EMIA, where he had responsibility for Eastern Europe, Middle East, Israel and Africa. From 2008 to 2010, Mr. Oberman served as the Chief Operating Officer of the Teva International Group. From 2000 to 2008, Mr. Oberman served as the President and CEO of Novopharm Ltd., which is now Teva Canada. Prior to joining Teva, from 1996 to 2000, Mr. Oberman was the President of Best Foods Canada Inc. Mr. Oberman holds an M.B.A. from the Schulich School of Business, York University and a B.A. from the University of Western Ontario.

Mark Sabag was appointed Group Executive Vice President, Human Resources in August 2013. From 2012 to 2013, Mr. Sabag served as Global Deputy Vice President, Human Resources. From 2010 to 2012, he served as Vice President, Human Resources for Teva’s International Group. From 2006 to 2010, he served as Vice President, Human Resources International Group and Corporate Human Capital. Prior to joining Teva, Mr. Sabag held senior human resources roles with Intel Corporation. Mr. Sabag received a B.A. in Economics and Business Management from Haifa University in 1995.

Paul J. Sekhri joined Teva as Group Executive Vice President, Global Business Development and Chief Strategy Officer in June 2013. Mr. Sekhri previously served as Operating Partner and Head, Biotech Ops Group at TPG Biotech, the life science venture arm of the global private investment firm TPG. From 2004 to 2008, Mr. Sekhri founded and was President and Chief Executive Officer of Cerimon Pharmaceuticals. From 2003 to 2004, he was President and Chief Business Officer of Ariad Pharmaceuticals. Prior to such time, he held senior positions at Novartis Pharma AG, including as Senior Vice President and Head, Global Search and Evaluation and M&A. Before joining Novartis, he held managerial positions at Millipore Corporation and PerSeptive Biosystems. Mr. Sekhri completed postgraduate studies in clinical anatomy and neuroscience at the University of Maryland, School of Medicine in 1986 and received his B.S. degree from the University of Maryland in 1981.

Judith Vardi became President and Chief Executive Officer of Teva EMIA and Asia Pacific in 2012. From 2010 to 2012, Ms. Vardi served as Vice President and General Manager of Teva Latin America. Ms. Vardi has held a variety of other senior positions at Teva, including Vice President for the IMAT Region (Israel, Middle East, Africa, Turkey), General Manager of Teva Israel, and as Senior Director of Multiple Sclerosis Products in the Global Products Division. Ms. Vardi received a B.A. in statistics and an M.B.A. from Tel Aviv University.

Frances M. Zipp became Teva’s Group Executive Vice President and Global Head of Quality in 2012. From 2008 to 2012, Ms. Zipp served as Executive Vice President, Corporate Quality. Prior to joining Teva, Ms. Zipp was the Senior Vice President of Quality at Barr Pharmaceuticals, and prior to that she was Senior Vice President of Global Operations and Administration and Global Quality for Wyeth Pharmaceuticals. In addition, Ms. Zipp has held various senior and technical roles related to drug development, quality, technical operations and regulatory affairs at Wyeth and Novartis (Ciba). Ms. Zipp holds a B.Sc. in chemistry from Duke University. Ms. Zipp is resigning her position effective February 14, 2014.

Directors

Dr. Phillip Frost has served as Chairman of the Board of Directors of Teva since March 2010, after serving as Vice Chairman of the Board of Directors since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006, when it was acquired by Teva. Dr. Frost is Chairman of the Board and Chief Executive Officer of OPKO Health, Inc., a specialty pharmaceutical and diagnostics company and Chairman of the Board of Ladenburg Thalmann Financial Services, Inc. Dr. Frost serves as a director of Castle Brands Inc., TransEnterix, Inc. and BioZone Pharmaceuticals, Inc. (formerly Cocrystal Discovery Inc.). He is also a member of the Board of Trustees of Mount Sinai Medical Center and the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Amir Elstein has served as Vice Chairman of the Board of Directors of Teva from January 2014, after rejoining Teva’s Board of Directors in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governance of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. From 2010 to 2013, Mr. Elstein served as Chairman of the Board of Israel Corporation Ltd. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA from 2008 until 2013, as a director of Admiral Group plc. from 2012 to 2013, as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas) from 2006 to 2013 and as a director of Luxottica Group S.p.A. from 2006 to 2013. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is the Director of the UCLA Institute of Urologic Oncology and Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles, where he has held the Roy and Carol Doumani Chair in Urologic Oncology since 2000. Dr. Belldegrun also serves as Executive Chairman and Founder of Kite Pharma, Inc., Executive Chairman of Arno Therapeutics, Inc., Chairman of TheraCoat Ltd., a director of SonaCare Medical Inc., Chairman of the Medical Advisory Board of Wilex AG and until 2013 he served as a director of Nile Therapeutics Inc. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder and founding Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology (which was acquired by Johnson & Johnson in 2009). Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; biotechnology group leader of the Mayor of Los Angeles’ Economy and Jobs Committee; and is the author of over 450 scientific publications. Dr. Belldegrun received his medical degree at the Hebrew

University Hadassah Medical School and conducted his post-doctoral studies at the Weizmann Institute of Science in Israel. He completed his urologic surgery residency at Harvard Medical School and his fellowship at the National Cancer Institute/National Institutes of Health.

Chaim Hurvitz joined Teva’s Board of Directors in 2010. Mr. Hurvitz currently serves as CEO of CHealth, a private venture capital firm, a position he has held since May 2011. Previously, he was a member of Teva’s senior management, serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President—Israeli Pharmaceutical Sales from 1999 to 2002. Mr. Hurvitz presently serves as a director of Aposense Ltd. He is a member of management of the Manufacturers Association of Israel and head of its pharmaceutical branch. He received a B.A. in political science and economics from Tel Aviv University in 1985.

Prof. Richard Alan Lerner, M.D. joined Teva’s Board of Directors in February 2012. Prof. Lerner served as President of The Scripps Research Institute from 1987 until January 2012, and is currently a member of its Skaggs Institute for Chemical Biology, where he is an Institute Professor and the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner served as a director of Kraft Foods, Inc. from 2005 until 2012. He currently serves as a director of Opko Health, Inc. and Sequenom, Inc. Prof. Lerner has been the recipient of numerous honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of Sciences, and holds honorary doctorates from esteemed academic institutions, including the Technion-Israel Institute of Technology and Oxford University. Prof. Lerner did undergraduate work at Northwestern University, received B.M.S. and M.D. degrees from Stanford University Medical School in 1964 and interned at Palo Alto Stanford Hospital from 1964 to 1965.

Prof. Moshe Many, M.D., Ph.D. joined Teva’s Board of Directors in 1987, and served as Vice Chairman of the Board of Directors of Teva from March 2010 to January 2014. Prof. Many has served as president of the Ashkelon Academic College from January 2002 until July 2012 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as a director of BiondVax Pharmaceuticals Ltd. He also served as a director of Rosetta Genomics from 2002 to 2011 and as Chairman of the Board of Real Imaging Ltd. from 2010 to 2013. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969.

Galia Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben-Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967.

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director under Israeli law. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of the Government Companies Authority from 1991 to 1995 and CEO of the Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani served as a director in three subsidiaries of Migdal Capital Markets Group from December

2009 (and as a Chairman of one of them from 2010) to 2013. Mr. Nitzani also served as a director of the Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, of Adanim Mortgage Bank from 2006 to 2008 and of Hadassah Medical Center from 1996 (as Chairman from June 2008) to 2010. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974.

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

Dan Propper rejoined Teva’s Board of Directors in March 2012. Mr. Propper had previously been a director of Teva from 2007 until February 2011. Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary doctorate from the Technion-Israel Institute of Technology in 1999. Mr. Propper serves as Chairman of the Supervisory Council of the Bank of Israel; in February 2014 he announced his resignation from this position, effective upon the naming of a successor. He is a director of Check Point Software Technologies Ltd. and a member of the Boards of Trustees of the Technion-Israel Institute of Technology, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion-Israel Institute of Technology.

Prof. Dafna Schwartz joined Teva’s Board of Directors in December 2011, serving as a statutory independent director under Israeli law. Since 1999, Prof. Schwartz has been a faculty member at Ben-Gurion University, where she is the head of the MBA track in Entrepreneurship and Hi-Tech Management at the Department of Business Administration and the director of the Bengis Center for Entrepreneurship and Hi-Tech Management, Faculty of Business and Management. Prof. Schwartz is an economic consultant in Israel and abroad. Prior to joining Ben-Gurion University in 1999, she was Director General of the Development Study Center. Prof. Schwartz currently serves as a member of the board of directors of Strauss Group Ltd. and Bank Hapoalim B.M. Previously, she served as a member of the board of directors of Oil Refineries Ltd. from 2007 to 2012, Rotem Industries Ltd. during 2012, Al-Bad Massuot Yitzhak Ltd. from 2010 to 2011 and from 1999 to 2004, Israel Discount Bank Ltd. from 2007 to 2010 and from 1995 to 2002 and others. Prof. Schwartz is a member of the Israel National Council for Research and Development and of the EU Expert Group on: Policy Relevant Research on Entrepreneurship and SME’s. Prof. Schwartz received a B.A. in Economics from Tel Aviv University in 1973, an M.Sc. in Agricultural Economics and Management from the Hebrew University in 1977 and a Ph.D. in Economics from the Hebrew University in 1990.

Ory Slonim rejoined Teva’s Board of Directors in June 2008. The audit committee has designated Mr. Slonim as a designated independent director under Israeli law. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. From 1993 to 2011, he served as a director and Chairman of the audit committee of U. Dori Group Ltd., from 2007 to 2012 he served as a director in Oil Refineries Ltd. and from 2008 to January 2013 he served as a director of Harel Insurance Investments and Financial Services Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risks Management Plans since 2005. In 2012, Mr. Slonim received the President of Israel Award of Distinction. Mr. Slonim received an LL.B. degree from the Hebrew University in 1968.

Dan S. Suesskind joined Teva’s Board of Directors in January 2010. The audit committee has designated Mr. Suesskind as a designated independent director under Israeli law. He was Teva’s Chief Financial Officer from 1977 until 2008. Mr. Suesskind previously served as a director of Teva from 1981 to 2001. Mr. Suesskind serves as a director of several companies, including Israel Corporation Ltd., Redhill Biopharma Ltd. and Syneron Medical Ltd. From 2004 to 2011 he served as a director of Ness Technologies Inc., from 2010 to March 2013 he served as a director of Gefen Biomed Investments Ltd. and from 2001 to November 2013 he served as a director of Migdal Insurance Company Ltd. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969.

The biography of Erez Vigodman, our President and Chief Executive Officer-Designate, and one of our directors, appears under “Executive Officers” above.

Compensation of Executive Officers and Directors

Certain Compensation-Related Requirements of the Israeli Companies Law

Prior to an amendment to the Israeli Companies Law, 1999 (the “Israeli Companies Law”) that became effective on December 12, 2012 (“Amendment 20”), the terms of office and employment of our office holders required the approval of the audit committee and the Board of Directors and, with respect to the terms of office and employment of directors, also the approval of the shareholders by a simple majority. The term “office holder,” as defined in the Israeli Companies Law, includes directors, the chief executive officer, other executive officers and any other manager directly subordinate to the chief executive officer.

Pursuant to Amendment 20, Teva was required to adopt a compensation policy regarding the terms of office and employment of its office holders, including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and other benefits (“Terms of Office and Employment”). Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our shareholders at the 2013 annual general meeting of shareholders, held on August 27, 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors, and took effect thereafter.

Our Compensation Policy is designed to encourage pay for performance and align our executive officers’ interests with those of Teva and our shareholders. Its structure allows us to provide meaningful incentives that reflect both Teva’s short and long-term goals and performance, as well as the executive officer’s individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and providing for measures designed to reduce incentives to take excessive risks.

Pursuant to Amendment 20, any arrangement between the Company and its office holders must be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the company.

In addition, pursuant to Amendment 20, the Terms of Office and Employment of Teva’s office holders require the approval of the Compensation Committee and the Board of Directors. The Terms of Office and Employment of directors (including those of a chief executive officer who is a director) further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, the approval of our shareholders by the special majority mentioned above is also required.

Under certain circumstances, if the Terms of Office and Employment of office holders who are not directors are not approved by the shareholders, the Compensation Committee and the Board of Directors may nonetheless approve such terms. In addition, amendment of existing Terms of Office and Employment of office holders who are not directors requires the approval of the Compensation Committee only, if the Compensation Committee determines that the amendment is not material.

Aggregate Executive Compensation

The aggregate compensation granted to our 15 current executive officers during or with respect to 2013 was $20,129,906, and with respect to the two executive officers whose service ended in 2013, $9,443,125 (all as reflected in our financial statements for the year ended December 31, 2013, including the annual cash bonuses for 2012 which were paid during 2013, but excluding (i) equity-based compensation and (ii) annual cash bonuses for 2013 which have not yet been determined).

For a discussion of the compensation granted to our five most highly compensated “senior office holders” (as such term is defined in the Israeli Securities Law, 1968) during or with respect to 2013, see “Individual Covered Executive Compensation” below, and for a discussion of the compensation paid to our directors during or with respect to 2013, see “Compensation of Directors” below.

In 2013, our 15 current executive officers exercised previously granted share options or restricted share units with a cash gain of $4,247,902.

In 2013, the two executive officers whose service ended in 2013 exercised previously granted share options or restricted share units with a cash gain of $434,553.

In 2013, options to purchase an aggregate of 561,650 ADSs were awarded to current executive officers at a weighted average exercise price of $37.72 per option and a weighted average grant date fair value of $6.87 per option, with expiration dates in 2023, as well as 110,088 restricted share units with a weighted average grant date fair value of $35.08 per restricted share unit. Accordingly, the aggregate grant date fair value of this equity compensation granted in 2013 is approximately $7.7 million. For general information regarding our equity-based incentive plans, see “Equity-Based Plans” below.

Individual Covered Executive Compensation

The table and summary below outline the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2013, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” The summary below also contains information with respect to compensation provided to our Covered Executives after December 31, 2013 and prior to the date of this report.

For purposes of the table and the summary below, and in accordance with the abovementioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive		Compensation for Services(1)				Other Compensation		Total ($)
Name and Principal Position(2)	Holdings in the Company (%)(3)	Base Salary ($)	Benefits and Perquisites ($)(4)	Cash Bonus ($)(5)	Equity-Based Compensation ($)(6)	Rent ($)(7)	Other ($)(8)
Current Executive Officers
Dr. Michael Hayden(9)	—	1,000,000	790,043	666,650	644,009	106,274	—	3,206,976
President of Global R&D and Chief Scientific Officer

Richard S. Egosi(10)	*	800,000	521,378	794,400	887,732	—	—	3,003,509
Group Executive Vice President, Chief Legal Officer and Company Secretary

Prof. Itzhak Krinsky(11)	*	428,115	1,135,708	380,044	931,184	211,731	—	3,086,782
Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific

Former Executive Officers
Dr. Jeremy Levin(12)	*	1,242,139	847,681	1,203,125	1,374,934	66,318	2,433,349	7,167,546
Former President and Chief Executive Officer

Aharon Yaari(13)	*	231,240	578,682	323,870	1,104,329	—	2,516,720	4,754,842
Former Group Executive Vice President, Institutional and Community Affairs

*	Less than 0.01%.
(1)	All amounts reported in the table are in terms of cost to the Company.
(2)	All current executive officers listed in the table are full-time employees of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at average conversion rate for 2013.
(3)	The percentage reported in this column reflects the number of ordinary shares or ADSs as well as vested options and restricted share units held by the Covered Executive on February 1, 2014 based on information available to the Company.
(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), phone, convalescence pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Teva’s guidelines.

With respect to Dr. Hayden and Dr. Levin, these amounts also include payments and benefits associated with their move to Israel, and with respect to Prof. Krinsky, with his move to Japan (generally to compensate for the high cost of living in Japan). Such associated payments may include payments such as family visitation travel expenses and medical insurance reimbursement for the Covered Executive and his family.

(5)	Amounts reported in this column refer to the annual cash bonus for 2012, which was paid during 2013. Dr. Levin’s 2012 bonus payout was as previously approved by our shareholders at our 2013 annual shareholders meeting held on August 27, 2013. With respect to Mr. Egosi, Prof. Krinsky and Mr. Yaari, their bonuses were computed by multiplying their 2012 annual base salary with a performance factor that consisted of 70% business performance measures such as sales and operating profits and 30% individual performance measures. Dr. Hayden’s 2012 annual bonus was calculated in accordance with his employment terms and pro rata to his employment term during such year. For information regarding the annual cash bonuses for our Covered Executives for 2013, see discussion below under “Annual Cash Bonuses for 2013.”

(6)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2013 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 15 to our audited consolidated financial statements set forth elsewhere in this report.
(7)	Amounts reported in this column refer to payment or reimbursement for rent and the cost of utilities for a family residence. For Dr. Hayden and Dr. Levin, such costs are associated with their move to Israel, and for Prof. Krinsky, such costs are associated with his move to Japan.
(8)	Amounts reported in this column include payments made during 2013 and the value of the benefits recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP relating to termination of employment of our former Covered Executives. With respect to Dr. Levin, this amount includes also a one-time signing bonus of $1 million paid on February 1, 2013, which was conditioned upon his continuous employment through such date.
(9)	Dr. Hayden

Following his appointment in 2012 as President of Global R&D and Chief Scientific Officer, Dr. Hayden received a cash bonus of $500,000. Dr. Hayden is entitled to two additional $500,000 cash bonuses, which will be paid on May 15, 2015 and May 15, 2016, respectively, subject to his continuous employment with the Company through such dates.

Upon his joining the Company in 2012, Dr. Hayden also received an option to purchase 275,000 Company shares (with an exercise price of $42.19 per share) and 54,455 restricted share units under the Company’s 2010 Long-Term Equity-Based Incentive Plan (the “2010 Plan”), none of which have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP is $644,009. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

Dr. Hayden’s employment terms generally require the parties to provide nine months’ notice of termination of employment other than in connection with a termination for cause, which notice period may be fully or partially waived by the Company in exchange for payment of the monthly base salary and benefits in respect of such waived period.

Upon termination, Dr. Hayden will generally be entitled to receive payments associated with termination as required pursuant to applicable law as well as certain accrued obligations, cash severance equal to his annual base salary (only if his employment is terminated without cause or if he resigns with good reason), a payment of $35,000 which he may use to purchase medical insurance, a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his monthly base salary and the number of his years of service, certain relocation benefits for him and his wife should he choose to move back to Canada within one year following termination, continued vesting of his equity-based awards generally until the first anniversary of the termination date and the extension of the exercise period for outstanding share options generally for an additional twelve month period following the first anniversary of the termination date. The extended vesting and exercisability of equity-based awards may be longer in certain circumstances. In the event of a termination for cause, or if Dr. Hayden resigns without good reason prior to attaining age 65 or without providing the required notice, Dr. Hayden may not be entitled to one or more of the above termination payments. In addition, in the event of termination without cause or resignation with good reason within one year following a merger (and as a result of such merger), Dr. Hayden will be entitled to an additional payment of six times his monthly base salary and to a six month extension of the aforementioned continued vesting and exercisability of his equity-based awards. All termination payments and benefits in excess of those required to be paid pursuant to applicable Israeli law are subject to the execution of a release of claims and shall immediately terminate, and Teva shall have no further obligations to Dr. Hayden with respect thereto, in the event that Dr. Hayden breaches his non- compete obligations (which apply for a period of twelve months following termination) or his confidentiality obligations (which apply indefinitely).

Teva has agreed to support certain academic and research activities associated with Dr. Hayden, by contributing up to $1 million in each of the first three years of his employment, subject to his continuous employment. Teva will be entitled to information rights and a right of first offer with respect to the results of such research activities. These research activities will be supported by Teva following Dr. Hayden’s recommendations.

(10)	Mr. Egosi

In February and December 2009, Mr. Egosi was granted options to purchase 16,887 ordinary shares (with an exercise price of $44.33 per share) and 1,339 restricted share units, and options to purchase 105,001 ordinary shares (with an exercise price of $51.86 per share) and 25,301 restricted share units, respectively, under the 2005 Omnibus Long-Term Share Incentive Plan (the “2005 Plan”), of which all have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP is $6,195 and $260,750, respectively. For additional information with respect to the 2005 Plan, see “Equity-Based Plans” below.

In November 2011, Mr. Egosi was granted options to purchase 198,003 ADSs (with an exercise price of $41.72 per share) and 31,428 restricted share units under the 2010 Plan, of which approximately 33% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP is $620,787. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

Mr. Egosi’s employment terms generally require the parties to provide ninety days’ notice of termination of employment, other than in connection with a termination for cause.

Upon termination, Mr. Egosi will generally be entitled to receive payments associated with termination as required pursuant to applicable law and certain accrued obligations, including a partial bonus to be calculated in accordance with the provisions of his employment terms, cash severance equal to twice his annual base salary plus an amount equal to the last paid annual cash bonus, and payment of certain costs associated with medical insurance for 18 months. In the event of termination in circumstances such as death, disability, resignation without good reason, retirement or termination for cause, Mr. Egosi may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments (for example, cash severance will be reduced to one times Mr. Egosi’s annual base salary if he resigns without good reason and to twice his annual base salary if his employment is terminated by reason of death or disability). In addition, Mr. Egosi may in the event of termination in certain circumstances be entitled to medical insurance for a longer period. In the event of termination without cause within one year following a change in control, Mr. Egosi will be entitled to an additional payment of $1.5 million.

In the event of a termination by the Company without cause or a resignation by Mr. Egosi with or without good reason, in each case prior to his reaching age 55, we are obligated to offer him suitable full-time non-executive employment in a legal advisory capacity, at our offices in North Wales, Pennsylvania, at his principal residence or at such other mutually agreed location, until Mr. Egosi reaches age 55, on terms and conditions to be agreed upon at such time. In such a circumstance, Mr. Egosi will be entitled to receive the payments and benefits upon termination described above, following termination of such non-executive employment.

All termination payments and benefits in excess of those required to be paid pursuant to applicable law are subject to the execution of a release of claims, and a portion of such payments is in consideration for Mr. Egosi’s non-compete obligations (which generally apply until the twelve month anniversary of his termination date), confidentiality obligations (which apply indefinitely) and other restrictive covenants. In the event Mr. Egosi’s employment is terminated for cause, the Company will have the discretion to determine whether he will receive a payment in consideration for his non-compete obligations.

(11)	Prof. Krinsky

In December 2009, Prof. Krinsky was granted options to purchase 150,002 ordinary shares (with an exercise price of $51.86 per share) and 24,096 restricted share units under the 2005 Plan, of which all have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP is $310,397. For additional information with respect to the 2005 Plan, see “Equity-Based Plans” below.

In November 2011, Prof. Krinsky was granted options to purchase 198,000 ADSs (with an exercise price of $41.72 per share) and 31,428 restricted share units under the 2010 Plan, of which approximately 33% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP is $620,787. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

Prof. Krinsky’s employment terms generally require the parties to provide three months’ notice of termination of employment, other than in connection with a termination for cause, which notice period may be fully or partially waived by the Company in exchange for payment of the monthly base salary and benefits in respect of such waived period.

Upon termination, Prof. Krinsky will generally be entitled to receive payments associated with termination as required pursuant to applicable law and a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his monthly base salary and the number of his years of service. Prof. Krinsky is also entitled to receive an amount equal to twelve times his monthly base salary in consideration for, and conditioned upon, his non-compete obligations (which apply for a period of twelve months following termination). In the event of termination in circumstances such as death, disability, resignation, retirement or termination for cause, Prof. Krinsky may not be entitled to one or more of the above termination payments. In the event of termination without cause within one year following a merger (pursuant to which the Company is not the surviving entity) and as a result thereof, Prof. Krinsky will be entitled to an additional payment of $1.5 million.

(12)	Dr. Levin

Dr. Levin’s service as President and Chief Executive Officer ceased on October 29, 2013. During the term of his employment with Teva, Dr. Levin was entitled to an annual base salary of $1.5 million.

Upon joining the Company in 2012, Dr. Levin was granted options to purchase 450,000 ADSs (with an exercise price of $46.04 per share) and 115,383 restricted share units under the 2010 Plan, of which approximately 33% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP was $1,374,934. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

Pursuant to Dr. Levin’s employment terms, in connection with his termination of employment on October 29, 2013, Dr. Levin became entitled to receive payments in lieu of his nine month notice period, certain accrued obligations (including payment for accrued vacation time) and amounts required pursuant to applicable Israeli law in connection with termination of his employment, cash severance equal to twice his annual base salary, a payment of $75,000 which he may use to purchase medical insurance and a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his monthly base salary and the number of his years of service (including the notice period). These termination payments and benefits include payments made following December 31, 2013 and prior to the date of this report (in addition to the amounts presented in the table above). Dr. Levin is also entitled to continued vesting of his outstanding options and restricted share units for a period of twenty four months following termination (plus the notice period) and to an extension of the period during which he is entitled to exercise his vested and outstanding options of additional twelve months thereafter.

Dr. Levin will also be entitled to certain relocation benefits should he choose to move back to the U.S. within one year following his termination. All of the aforementioned termination payments and benefits (other than those required to be paid pursuant to applicable Israeli law) were provided following Dr. Levin’s execution of a release of claims and shall immediately terminate, and Teva shall have no further obligations to Dr. Levin with respect thereto, in the event that Dr. Levin breaches his non-compete obligations (which apply for a period of twelve months following his termination date) or confidentiality obligations (which apply indefinitely).

(13)	Mr. Yaari

Mr. Yaari joined Teva in September 1981 and served in various positions, most recently as Group Executive Vice President, Institutional and Community Affairs. Mr. Yaari’s employment ceased on July 8, 2013.

Pursuant to his employment terms, Mr. Yaari was entitled, during the term of his employment in 2013, to an annual base salary of NIS 1.6 million (approximately $443,213 based on the average exchange rate for 2013).

In December 2009, Mr. Yaari was granted options to purchase 150,003 ordinary shares (with an exercise price of $51.86 per share) and 36,144 restricted share units under the 2005 Plan. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP is $372,468. For additional information with respect to the 2005 Plan, see “Equity-Based Plans” below.

In December 2010, Mr. Yaari was granted options to purchase 60,000 ordinary shares (with an exercise price of $49.11 per share) under the 2010 Plan. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP is $110,761. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

In November 2011, Mr. Yaari was granted options to purchase 165,003 ordinary shares (with an exercise price of $41.72 per share) and 39,285 restricted share units under the 2010 Plan. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2013 in accordance with U.S. GAAP is $621,101. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

Pursuant to Mr. Yaari’s employment terms, he was entitled to nine months’ notice of termination. Six months of his services were waived by the Company (in exchange for payment of his monthly base salary and benefits in respect of such period) such that Mr. Yaari’s termination of employment became effective on July 8, 2013.

Upon termination of his employment, Mr. Yaari became entitled to the payment of amounts required pursuant to applicable Israeli law in connection with termination of his employment, payment for accrued vacation time and a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his last monthly base salary as an executive officer and the number of his years of service as an executive officer plus the product of one and a half times his last monthly base salary as a non-executive officer and the number of his years of service as a non-executive officer. Mr. Yaari’s options and restricted share units continue to vest in accordance with their original schedule, and his options remain exercisable in accordance with their original schedule. In accordance with the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, the amounts in the table above represent termination payments recognized in our financial statements for the year ended December 31, 2013 and do not include amounts recognized in previous years with respect to such termination payments. Mr. Yaari is also entitled to receive an amount equal to twelve times his monthly base salary, in consideration for, and conditioned upon, his non-compete obligations (which apply for a period of twelve months following his termination date). Approximately half of such payment was paid prior to December 31, 2013, and the balance of such payment will be paid in 2014.

All of the aforementioned termination payments and benefits (other than those required to be paid pursuant to applicable Israeli law) were provided following the execution of a release of claims by Mr. Yaari.

Annual Cash Bonuses for 2013

As provided in our Compensation Policy, annual cash bonuses are aimed to ensure that our executive officers are aligned in reaching Teva’s short- and long-term goals. Annual cash bonuses are therefore a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

The Compensation Committee and the Board of Directors have approved the following annual cash bonus objectives and payout terms for 2013 for our Covered Executives who are current executives, consistent with the annual operating plan and the long-range plan approved by the Board of Directors, as well as our Compensation Policy.

•

70% of the 2013 annual cash bonus is based on overall company performance measures, using key performance indicators. These key performance indicators are comprised of: 20% targeted non-GAAP operating profit; 20% free cash flow before dividends; 10% targeted net revenues; 15% product quality measures; 10% customer service; 15% product pipeline milestones; and 10% personnel survey score.

•

20% of the 2013 annual cash bonus is based on business unit/cluster/regional performance measures. These performance measures are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Teva’s annual operating plan and long-range plan.

•	10% of the 2013 annual cash bonus is based on an evaluation of each Covered Executive’s overall performance in 2013 by the Compensation Committee and the Board of Directors.

The payout terms for the annual cash bonus for 2013 are as follows:

Level of Achievement of Performance Criteria(1)	% Achievement of Performance Criteria	Potential Annual Cash Incentive as a % of Annual Base Salary
Threshold	80% or Less	No annual cash bonus payment
Target	100%	100%
Maximum Bonus	120%	200%

(1)	Payouts for performance between threshold and maximum are determined linearly based on a straight-line interpolation of the applicable payout range (i.e., 5% for each percentile change in performance).

No additional payout would be made for performance in excess of 120% achievement of the performance criteria.

In addition, for 2013 “super-measures” were defined whereby (i) no bonus is payable to any executive officer if either non-GAAP operating profit or net revenues are less than 90% of the work plan targets (i.e., both must be met), and (ii) no amount over the target bonus is payable to any executive officer if either non-GAAP operating profit or net revenues are less than 105% of the work plan targets (i.e., both must be met).

The aggregate annual cash bonuses payable to our executive officers for 2013 may not exceed a maximum amount of 0.4% of our non-GAAP operating profit, or approximately $20.8 million.

The Compensation Committee and the Board of Directors, in special circumstances and as further described in the Compensation Policy, may modify the above measures. The Compensation Committee and the Board of Directors also have the right to reduce variable compensation granted to our Covered Executives.

Due to his termination of employment, Mr. Yaari is not entitled to an annual cash bonus with respect to 2013. The objectives and payout terms of Dr. Levin’s annual cash bonus for 2013 are as previously approved by our shareholders at our annual shareholders meeting held on August 27, 2013.

The award of the annual cash bonuses to our executive officers with respect to each year is made following the end of the fiscal year. As of the filing of this annual report, the award of the 2013 annual cash bonuses has not yet been determined.

Equity-Based Plans

As provided in our Compensation Policy, equity-based compensation is intended to reward future performance, as reflected by the market price of Teva’s ordinary shares or ADSs and/or other performance criteria, and is used to align our executive officers’ long-term interests with those of Teva and its shareholders, as well as to attract, motivate and retain executive officers for the long term.

2010 Long-Term Equity-Based Incentive Plan

The Company’s 2010 Long-Term Equity-Based Incentive Plan was approved by our shareholders at our 2010 annual meeting of shareholders (as amended, the “2010 Plan”). The 2010 Plan allows for the grant of share options, as well as restricted shares, restricted share units and other share-based awards. The 2010 Plan replaced the Company’s 2005 Plan (described below), and will terminate on June 28, 2015 (except with respect to awards outstanding on that date). The purpose of the 2010 Plan is to assist the Company in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders.

Under the 2010 Plan, 70 million ordinary shares or ADSs were reserved for issuance. As of December 31, 2013, 29.4 million Company shares remain available for future awards. Over any three-year period, the average annual number of Company shares underlying awards granted under the 2010 Plan may not exceed 2% of the Company’s then outstanding shares.

The 2010 Plan generally provides that (i) the exercise price of each option may not be less than the fair market value of one share on the date of grant; (ii) the term of each option may not exceed ten years from the date of grant; (iii) subject to any acceleration of vesting in connection with a change in control of the Company (as defined in the 2010 Plan) or certain similar corporate transactions, no options, restricted shares or restricted share units granted under the 2010 Plan may vest or become exercisable—if subject to exercise—earlier than the first anniversary of the date of grant (or, in the case of directors, the second anniversary); (iv) any share underlying an award granted under the 2010 Plan that is not purchased or issued may be used for the grant of additional awards under the 2010 Plan (provided that shares withheld in consideration for the payment of the exercise price or taxes relating thereto will constitute shares delivered); and (v) if a participant ceases to be employed by the Company or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by the Company or such affiliate for cause, such participant’s vested options will remain exercisable for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the option’s original expiration date, unvested restricted shares and unvested restricted share units will be forfeited for no consideration, and vested restricted share units will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where the Company or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options (both vested and unvested) will terminate immediately as of the termination date, unless prohibited by applicable law, and unvested restricted shares and restricted share units (both vested and unvested) will be forfeited for no consideration. In the event of termination due to death, disability or a qualifying retirement, the participant’s options, restricted shares and restricted share units will continue to vest, as if no termination had occurred, and, if applicable, will remain exercisable or settle in accordance with the schedule set forth in the applicable award agreement.

The options and restricted share units granted to our Covered Executives under the 2010 Plan vest in three equal annual installments commencing on the first or second anniversary of the grant date, subject to continued employment of the executive officer with the Company. According to the Compensation Policy, equity-based awards shall generally be granted on an annual basis. This represents a change from our previous practice of making larger grants on a less frequent basis to executive officers.

2005 Omnibus Long-Term Share Incentive Plan

The Company’s 2005 Omnibus Long-Term Share Incentive Plan (the “2005 Plan”) was approved by our shareholders at our 2005 annual general meeting of shareholders. The 2005 Plan allows for the grant of options to purchase Company shares, as well as performance shares, performance share units, restricted shares, restricted share units and other equity-based awards. The 2005 Plan was effective as of August 1, 2005 and terminated on July 31, 2010 (except with respect to awards outstanding on that date). The purpose of the 2005 Plan was to encourage officers and key employees of the Company and directors, officers and key employees of its subsidiaries and affiliates to acquire Company shares.

Under the 2005 Plan, 50 million ordinary shares or ADSs were reserved for issuance pursuant to awards granted. In any calendar year, the number of awards granted under the 2005 Plan was limited to 1.6% of the Company’s outstanding ordinary shares.

The 2005 Plan generally provides that: (i) the exercise price of each option may not be less than the fair market value of one share on the date of grant, (ii) generally the term of each option may not exceed nine years from the date of grant; (iii) generally, subject to any acceleration of vesting in connection with a change in control of the Company (as defined in the 2005 Plan) or certain similar corporate transactions, no options, restricted shares or restricted share units granted under the 2005 Plan may vest or become exercisable, if subject to exercise, earlier than the second anniversary of the date of grant; (iv) any share underlying an award granted under the 2005 Plan that is not purchased or issued may be used for the grant of additional awards under the 2005 Plan; and (v) if a participant ceases to be employed by the Company or a subsidiary or affiliate, as applicable, for any reason other than death, disability, retirement or cause, such participant’s options will remain exercisable, to the extent exercisable at the time of cessation of employment, for a period not extending beyond three months after the date of cessation of employment, and in no event beyond the option’s original expiration date, restricted shares and unvested restricted share units will be forfeited for no consideration, and vested restricted share units will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where the Company or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options (both vested and unvested) will terminate immediately, unless prohibited by applicable law, and restricted shares and restricted share units (both vested and unvested) will be forfeited for no consideration. In the event of termination due to death, disability or a retirement, the participant’s options, restricted shares, restricted share units, performance shares and performance share units will terminate as provided in the participant’s award agreement.

The options and restricted share units granted to our Covered Executives under the 2005 Plan vest in three equal annual installments on the second, third and fourth anniversary of the grant date, subject to continued employment of the executive officer with the Company.

As of December 31, 2013, approximately 32 million share options, with a weighted average exercise price of $45.05 per option, and approximately 2.5 million restricted share units, with a weighted average grant date fair value of $40.48 per unit, were outstanding under our equity-based incentive plans.

For information regarding aggregate equity-based compensation awarded in 2013 to current executive officers, see “Aggregate Executive Compensation” above.

Compensation of Directors

As approved by our shareholders at our 2012 annual shareholders meeting, effective as of September 2012, each of our directors, including our statutory independent directors and designated independent directors, but excluding our Chairman (and our former Vice Chairman until January 2014), are paid an annual fee in the NIS equivalent of $190,000 (based on an exchange rate on the date of the approval by shareholders) plus VAT (as applicable), plus a per meeting fee in the NIS equivalent of $2,000 (based on an exchange rate on the date of the approval by shareholders) plus VAT (as applicable). These payments are adjusted based on the Israeli Consumer Price Index (“CPI”). Erez Vigodman, our incoming President and Chief Executive Officer, will not receive any additional fees relating to his service as a director.

As approved by our shareholders at our 2012 annual meeting, effective as of September 2012, Dr. Phillip Frost, our Chairman of the Board, is paid an annual fee in the NIS equivalent of $900,000 (based on an exchange rate on the date of the approval by shareholders) plus VAT (as applicable) for such time as Dr. Frost continues to serve as Chairman of the Board of Directors. This payment is adjusted based on the CPI. Dr. Frost does not receive any meeting fees. Dr. Frost is also entitled to reimbursement for his out-of-pocket transportation costs related to the use of his airplane in connection with his participation in meetings of the Board of Directors and committees of the Board of Directors and other Company activities, up to an annual amount of $700,000, for such time as Dr. Frost continues to serve as Chairman of the Board of Directors. In addition, Dr. Frost is provided with an office and secretarial services.

As approved by our shareholders at our 2012 annual meeting, effective as of September 2012, Prof. Moshe Many, our Vice Chairman until January 2014, was paid an annual fee in the NIS equivalent of $400,000 (based on an exchange rate on the date of the approval by shareholders) plus VAT (as applicable) for such time as Prof. Many served as Vice Chairman of the Board of Directors. During such time, Prof. Many did not receive any meeting fees. In addition, Prof. Many was provided with an office and secretarial services.

Amir Elstein, our Vice Chairman of the Board since January 2014, is paid the same annual and meeting fees paid to other directors, as described above.

All members of our Board of Directors have voluntarily accepted a 10% reduction in their cash compensation (including both annual and per meeting fees), other than our Chairman of the Board, who has voluntarily accepted a 20% reduction in his cash compensation (i.e., his annual fee), for a period of one year effective as of October 1, 2013.

None of our directors have agreements with us relating to their service as directors that provide for benefits upon termination of service.

Under the Israeli Companies Law and related regulations, the compensation payable to statutory independent directors and designated independent directors is subject to certain further limitations. See “Statutory Independent Directors/Financial Experts” below.

Director Remuneration for 2013

The aggregate compensation paid to our directors (including the director whose service ended during the year, our Chairman and our former Vice Chairman) as a group during or with respect to 2013 was $5,573,412.

Insurance, Indemnification and Release

Teva purchases a directors’ and officers’ liability insurance policy for its directors and executive officers. In addition, Teva releases its directors and executive officers from liability and indemnifies them to the fullest extent permitted by law and its Articles of Association, as adopted by the Company’s shareholders at the 2012 Annual Meeting. For additional information, see “Item 10—Memorandum and Articles of Association—Insurance, Exemption and Indemnification of Directors and Executive Officers” below.

Board Practices

Our Board of Directors consists of 15 persons, of whom 11 have been determined to be independent within the meaning of applicable NYSE regulations. The Board of Directors includes two statutory independent directors as mandated under Israeli law and two designated independent directors (as further described below), who are subject to additional criteria to help ensure their independence. See “Statutory Independent Directors, Designated Independent Directors and Financial Experts” below. The directors’ terms are set forth in the table above. We do not consider the following directors to be independent under the NYSE rules: Dr. Phillip Frost, Chaim Hurvitz, Prof. Yitzhak Peterburg and Erez Vigodman, our President and Chief Executive Officer-Designate.

We have begun a review of our corporate governance structure, with an initial focus on the size and composition of our Board of Directors. As part of this review, we recently announced the intention to reduce the number of directors and to increase the number of directors with global healthcare industry experience.

Our directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board of Directors or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles. The full document is available on our website at www.tevapharm.com.

Annual Meetings. We encourage our directors to attend annual shareholder meetings. Eleven of our directors attended our last annual shareholder meeting, held on August 27, 2013.

Director Terms and Education. Our directors are generally elected in classes for terms of approximately three years. We believe that overlapping multi-year terms allow our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We provide an orientation program and a continuing education process for our directors, which includes business briefings, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. At least six meetings of the Board of Directors are held throughout the year to review significant developments affecting Teva and to consider matters requiring approval of the Board of Directors, with additional meetings scheduled when important matters require Board action between scheduled meetings. A majority of the meetings convened, but not fewer than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. The Board and its committees met more frequently in 2013, as they had an unusual number of significant matters to discuss, including regarding the implementation of our new strategy announced at the end of 2012, our cost reduction program, the search for a new chief executive officer and our new compensation policy required pursuant to Amendment 20. Information regarding the number of meetings of the Board and Board committees and attendance rates for 2013 is presented in the table below.

Executive Sessions of the Board. Selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board of Directors meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management) generally after each regularly scheduled meeting of the Board of Directors and additionally as needed. In addition, our independent directors meet separately in executive session at least once per year and as needed. Executive sessions are chaired by Prof. Moshe Many.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services. Information regarding director compensation can be found under “Compensation” above.

Communications with the Board. Shareholders, employees and other interested parties can contact any director or committee of the Board of Directors by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Company Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate Teva bodies. The Board of Directors has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Nominees for Directors. In accordance with the Israeli Companies Law, a nominee for service as a director must submit a declaration to Teva, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. All of our directors have provided such a declaration.

Statutory Independent Directors, Designated Independent Directors and Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit and compensation committees. All other Board committees exercising powers delegated by the Board of Directors must include at least one such statutory independent director.

Statutory independent directors are appointed at the general meeting of shareholders and must meet certain independence criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations thereunder. Prof. Dafna Schwartz and Joseph Nitzani currently serve in this capacity.

In addition to the statutory independent directors, under the Israeli Companies Law and regulations thereunder, a director in a company such as Teva, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, may be considered a designated independent director pursuant to the Israeli Companies Law if such director meets certain conditions listed therein, provided such director has been designated as such by the audit committee. The audit committee has designated Ory Slonim and Dan S. Suesskind as Teva’s designated independent directors under Israeli law.

Israeli Law sets minimum and maximum amounts and other rules regarding compensation that may be paid to the statutory independent directors and the designated independent directors. Israeli law further provides that the remuneration of these independent directors may be determined relative to that of other directors of the company, as is the case with Teva’s statutory independent directors and its designated independent directors.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data are presented. Under the regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years of experience in any of the following, or has a total of five years of experience in at least two of the following: (a) a senior position in the business management of a corporation with a substantial scope of business, (b) a senior public position or a senior position in public service, or (c) a senior position in the main field of the company’s business.

Under Israeli law, at least one of the statutory independent directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Teva has adopted a policy requiring that at least two directors qualify as, and be determined, financial and accounting experts, in addition to the statutory independent director holding such expertise. In accordance with Israeli law and this policy, the Board of Directors has determined that Galia Maor, Joseph Nitzani, Prof. Dafna Schwartz, Dan S. Suesskind and Erez Vigodman are financial and accounting experts under Israeli law.

Committees of the Board

Our Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board of Directors as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board of Directors must include at least one statutory independent director, and the audit and compensation committees must include all statutory independent directors. The Board of Directors has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board of Directors. Membership on these Board committees is presented in the table below.

We have adopted charters for all of our committees, formalizing the committees’ procedures and duties. These committee charters are available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three independent directors. Under the Israeli Companies Law, the audit committee must include all of the statutory independent directors, one of which shall serve as the chairman of the committee, must be comprised of a majority of directors meeting certain independence criteria and may not include certain directors. As a NYSE-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by the SEC and NYSE regulations.

Under the Israeli Companies Law, the audit committee is responsible for: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) making determinations and considering providing approvals concerning certain related party transactions and actions involving conflicts of interest; (c) reviewing the internal auditor’s work program; (d) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; (e) examining the independent auditor’s scope of work and fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations; (f) implementing procedures concerning employee complaints on flaws in the management of the company’s business and the protection to be provided to such employees ; and (g) other matters relevant only to companies with controlling shareholders. We are not currently aware of any controlling shareholders, as such term is defined for purposes of the Israeli Companies Law. Furthermore, the audit committee discusses the financial statements and presents to the Board its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also discusses Teva policies with respect to risk assessment and risk management, including any off-balance sheet arrangements, and reviews contingent liabilities and risks that may be material to Teva and major legislative and regulatory developments that could materially impact Teva’s contingent liabilities and risks.

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

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules, and Ory Slonim and Dan S. Suesskind have been designated by the audit committee as designated independent directors under the Israeli Companies Law.

The Board of Directors has determined that Prof. Dafna Schwartz, Joseph Nitzani and Dan Suesskind are “audit committee financial experts,” as defined by applicable SEC regulations. See “Item 16A—Audit Committee Financial Expert” below.

Human Resources and Compensation Committee

Pursuant to Amendment 20, publicly held Israeli companies are required to appoint a compensation committee comprising at least three directors. The compensation committee must include all of the statutory independent directors, one of whom must serve as the chairman of the committee, and must include only additional members that satisfy the criteria for remuneration applicable to the statutory independent directors. Teva’s human resources and compensation committee includes only independent directors, as defined by the SEC and NYSE regulations.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the Board of Directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of office holders; and (iv) determining whether or not to exempt an arrangement with respect to the Terms of Office and Employment of a candidate for chief executive officer, who meets certain non-affiliation criteria, from shareholder approval. For additional information related to Teva’s Compensation Policy, see “Compensation” above.

In addition, and pursuant to the charter of Teva’s human resources and compensation committee, the committee oversees the management of Teva’s compensation and other human resources-related issues and otherwise carries out its responsibilities, and assists the Board of Directors in carrying out its responsibilities, relating to these issues. The committee is also responsible for establishing annual and long-term performance goals and objectives for Teva’s executive officers, as well as reviewing Teva’s overall compensation philosophy and policies.

Corporate Governance and Nominating Committee

The role of the corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board of Directors director nominees for each annual meeting of shareholders; and (iii) assist the Board of Directors in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva.

All of the committee members must be determined to be independent as defined by the applicable NYSE rules.

Finance and Investment Committee

The role of the finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to Teva’s financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review Teva’s financial risk management policies, as well as various other finance-related matters, including our global tax structure and allocation policies. According to the committee’s charter, at least one of the committee’s members must be qualified as a financial and accounting expert under applicable SEC regulations and/or the Israeli Companies Law.

Corporate Responsibility Committee

The role of the corporate responsibility committee is to oversee, on behalf of the Board of Directors: (i) Teva’s commitment to being a responsible corporate citizen, (ii) Teva’s policies and practices for complying with laws, regulations and internal procedures, (iii) Teva’s policies and practices regarding issues that have the potential to seriously impact Teva’s business and reputation, (iv) Teva’s global public policy positions and (v) community outreach.

A majority of committee members must be determined to be independent as defined by the applicable NYSE rules. The Chairperson of the audit committee must serve as a member of the committee.

Science and Technology Committee

The science and technology committee advises and assists the Board of Directors in the oversight of Teva’s research and development programs and technology. The committee’s authority includes reviewing and advising the Board of Directors on Teva’s overall strategy, direction and effectiveness of its research and development programs and reviewing and making recommendations to the Board of Directors and management with respect to Teva’s pipeline and intellectual property portfolio. The science and technology committee also reviews and makes recommendations to the Board of Directors regarding the scientific, medical and research and development aspects of certain transactions, including acquisitions, licenses, investments, collaborations and grants, in accordance with Teva’s policies and procedures.

All members of the committee shall be determined to have scientific, medical or other related expertise. A majority of committee members must be determined to be independent as defined by the applicable NYSE rules.

Current Members of Board Committees

Name	Audit		Human Resources and Compensation		Corporate Governance and Nominating		Finance and Investment		Corporate Responsibility Committee		Science and Technology
Dr. P. Frost											✓
A. Elstein					✓		✓		✓
R. Abravanel			✓
A.Belldegrun											✓	*
C. Hurvitz							✓		✓	+	✓
Prof. R. Lerner			✓		✓						✓
Prof. M. Many	✓				✓						✓	+
Galia Maor							✓	*	✓
J. Nitzani	✓	*	✓	+	✓		✓		✓
Prof. Y. Peterburg							✓	+			✓
Dan Propper			✓		✓	*
Prof. D. Schwartz	✓	+	✓	*					✓		✓
O. Slonim	✓		✓		✓				✓	*
D. S. Suesskind	✓						✓		✓
E. Vigodman

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson;

Board and Committee Meetings

Name of Body	No. of Meetings in 2013	Average Attendance Rate
Board of Directors	16	93%
Audit Committee	13	91%
Human Resources and Compensation Committee	21	98%
Corporate Governance and Nominating Committee	8	88%
Finance and Investment Committee	12	91%
Corporate Responsibility Committee	3	90%
Science and Technology Committee	9	92%

In 2013, each current director attended at least 75% of the meetings of the Board and Board committees on which he or she served.

Employees

As of December 31, 2013, we employed approximately 45,000 full-time-equivalent employees. In certain countries, we are party to collective bargaining agreements with certain groups of employees. During 2013 we entered into new collective bargaining agreements with unionized employees at certain sites. Although we experienced some labor disputes at a few sites in 2013, these disputes have been resolved, and we consider our labor relations with our employees around the world to be good.

As part of our worldwide cost reduction program, we announced an intended reduction of our global workforce by approximately 10%, most of which are expected to be completed by the end of 2014.

	December 31,
Geographic Area	2013	2012	2011
Europe	19,811	19,749	20,019
United States	7,372	8,011	7,962
Rest of the World (excluding Israel)	10,599	10,791	10,663
Israel	7,163	7,397	7,110

Total	44,945	45,948	45,754

Share Ownership

As of December 31, 2013, our directors and executive officers as a group beneficially held 21,716,175 ordinary shares (representing approximately 2.3% of the outstanding shares as of such date). These figures include options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. These figures also include 14,419,484 shares beneficially owned by Dr. Phillip Frost, representing approximately 1.5% of the outstanding shares. Dr. Frost is the only director or officer who held 1% or more of our outstanding shares as of December 31, 2013.

For information regarding equity awards granted to our executive officers, see “Compensation” above and, with respect to our stock-based compensation plans in general, see note 15 to our consolidated financial statements.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Based on information known to us, as of January 22, 2014, Capital Research & Management Co. beneficially owned 52,572,300 Teva shares, representing approximately 5.6% of Teva’s outstanding shares. To the best knowledge of Teva, as of February 10, 2014, no other shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

As of December 31, 2013, there were approximately 3,613 record holders of ADSs, whose holdings represented approximately 75.2% of the total outstanding ordinary shares. Substantially all of the record holders are residents of or domiciled in the U.S.

Related Party Transactions

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a minority shareholder and a member of the board of directors of Xenon. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc. (now merged with Biozone Pharmaceuticals, Inc.), a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. Under the agreement, Teva agreed to fund the company’s R&D by investing up to two tranches of $7.5 million each per target (the latter one being discretionary). The first tranche was invested by Teva in 2011. Dr. Phillip Frost, Chairman of the Board of Directors of Teva, and Prof. Roger Kornberg, who was a member of our Board of Directors until August 2013, are both direct and indirect shareholders in and members of the board of directors of Biozone Pharmaceuticals. Prof. Kornberg is also Chief Scientific Officer of Biozone Pharmaceuticals.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a member of our Board of Directors, invested in, and became a member of the board of directors of CTG Weld. In 2011, Teva engaged CTG Weld in connection with certain clinical studies, for overall payments of €2.1 million. In 2013 and 2012, Teva paid CTG Weld approximately €0.8 million and €1.3 million, respectively, in connection with various clinical studies.

Teva leases 13,500 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the Board. The term of the lease extends until April 2015, with options to renew for two additional three-year terms. Annual rent was $305,000 until April 1, 2012, $412,000 until March 31, 2013 and is currently $431,442 until March 31, 2014, increasing 4% per year for the remainder of the initial term and each renewal term. The office space includes offices we provide Dr. Frost in his capacity as Chairman of the Board.

All of the related party transactions described above were reviewed and approved in accordance with the process described in “Item 10—Conflicts of Interest—Approval of Related Party Transactions.”

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 14b to our consolidated financial statements.

Dividend Policy

See “Item 3—Key Information—Selected Financial Data—Dividends.”

Significant Changes

No significant changes have occurred since December 31, 2013, except as otherwise disclosed in this annual report and in our consolidated financial statements.

ITEM 9:	THE OFFER AND LISTING

ADSs

Teva’s American Depositary Shares (“ADSs”), which have been traded in the United States since 1982, were admitted to trade on the Nasdaq National Market in October 1987 and were subsequently traded on the Nasdaq Global Select Market. On May 30, 2012, Teva transferred the listing of its ADSs to the New York Stock Exchange (the “NYSE”). The ADSs are quoted under the symbol “TEVA”. J.P. Morgan Chase Bank serves as depositary for the shares. As of December 31, 2013, Teva had 711,965,389 ADSs outstanding. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low intraday prices of our ADSs on the NYSE, in U.S. dollars.

Period	High	Low
Last six months:
January 2014	45.98	39.64
December 2013	41.45	38.97
November 2013	40.91	36.26
October 2013	41.74	36.65
September 2013	39.09	37.36
August 2013	40.75	38.03

Last nine quarters:
Q1 2014 (until January 31)	45.98	39.64
Q4 2013	41.74	36.26
Q3 2013	41.65	37.36
Q2 2013	40.48	37.42
Q1 2013	41.16	36.97
Q4 2012	42.83	36.63
Q3 2012	42.52	38.92
Q2 2012	46.38	37.40
Q1 2012	46.65	41.83

Last five years:
2013	41.74	36.26
2012	46.65	36.63
2011	57.08	35.00
2010	64.95	46.99
2009	56.88	41.05

On January 31, 2014, the last reported sale price for our ADSs on the NYSE was $44.63 per ADS.

Various other stock exchanges quote derivatives and options on our ADSs under the symbol “TEVA”.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange (TASE) since 1951. As of December 31, 2013, Teva had 946,868,125 ordinary shares outstanding, including ordinary shares underlying outstanding ADSs.

The following table sets forth, for the periods indicated, the high and low intraday sale prices of our ordinary shares on the TASE, in NIS and U.S. dollars. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

On January 31, 2014, the last reported sale price of our ordinary shares on the TASE was NIS 156.80 per share. The TASE also quotes options on our ordinary shares.

Period	High		Low
	NIS	U.S.$	NIS	U.S.$
Last six months:
January 2014	160.80	45.92	138.70	39.88
December 2013	145.00	41.47	135.60	38.66
November 2013	145.40	40.77	128.00	36.20
October 2013	146.80	41.53	192.20	36.71
September 2013	140.30	38.51	131.90	37.60
August 2013	144.00	40.26	135.60	38.14

Last nine quarters:
Q1 2014 (until January 31)	160.80	45.92	138.70	39.88
Q4 2013	146.80	41.53	128.00	36.20
Q3 2013	148.30	41.49	131.90	37.60
Q2 2013	147.90	40.30	135.10	37.68
Q1 2013	152.30	41.26	136.60	36.99
Q4 2012	163.70	42.66	137.10	36.70
Q3 2012	169.00	42.45	152.90	39.08
Q2 2012	174.30	46.05	145.20	37.58
Q1 2012	173.90	45.91	155.20	40.63

Last five years:
2013	152.30	41.26	128.00	36.20
2012	174.30	46.05	137.10	36.70
2011	205.90	55.70	129.80	34.99
2010	242.70	64.95	176.90	48.82
2009	215.20	56.55	160.30	42.40

ITEM 10:	ADDITIONAL INFORMATION

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

Board of Directors

Teva’s board of directors consists of three classes of directors (not including the two statutory independent directors, who do not form part of any class). One of the classes is elected each year by the shareholders at Teva’s annual meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office, unless they violate their duties of care or loyalty.

Pursuant to the Israeli Companies Law, Teva is required to appoint at least two statutory independent directors. Such appointment is for an initial term of three years, which may be extended for additional three-year terms.

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

In general, the Board formulates company policy and supervises the performance of the duties and operations of the chief executive officer. Subject to the provisions of the Israeli Companies Law and the Articles, any Teva power that has not been conferred upon another body may be exercised by the Board.

Neither Teva’s Memorandum or Articles, nor Israeli law, mandate retirement of directors at a certain age, or share ownership for a director’s qualification.

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

Pursuant to the Articles and Teva policy, in the event the audit committee determines that the transaction is not an extraordinary transaction, the transaction will require only audit committee approval; if, however, it is determined to be an extraordinary transaction, Board approval is also required. Such a transaction may only be approved if it is determined to be in the best interests of Teva.

A person with a personal interest in the matter generally may not be present at meetings of the Board or certain committees where the matter is being considered and, if a member of the Board or a committee, may not vote on the matter.

Transactions with Controlling Shareholders

Under Israeli law, extraordinary transactions with a controlling shareholder or in which the controlling shareholder has a personal interest and any engagement with a controlling shareholder or a controlling shareholder’s relative with respect to their Terms of Office and Employment as an office holder or as another employee, generally require the approval of the audit committee (or with respect to Terms of Office and Employment, the human resources and compensation committee), the board of directors and the shareholders. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded), or that the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Transactions for a period of more than three years generally need to be brought for approval in accordance with the above procedures every three years.

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

Approval of Director and Executive Officer Compensation

The Terms of Office and Employment of office holders, other than the chief executive officer and directors, require the approval of both Teva’s human resources and compensation committee and the Board. The Terms of Office and Employment of the chief executive officer and the directors require the approval of the human resources and compensation committee, the Board and shareholders. (See “Item 6—Directors, Senior Management and Employees—Compensation.”)

Insurance, Exemption and Indemnification of Directors and Executive Officers

Teva releases its directors and executive officers from liability and indemnifies them to the fullest extent permitted by law and its Articles, and provides them with indemnification and release agreements for this purpose, in the form approved at the 2012 annual general meeting of shareholders. Under the indemnification and release agreements, Teva’s undertaking to indemnify each director and executive officer for monetary liabilities imposed by a court judgment (including a settlement or an arbitrator’s award that were approved by a court) (i) shall be limited to matters that are connected or otherwise related to those events or circumstances set forth therein, and (ii) shall not exceed $200 million in the aggregate per director or executive officer. Under Israeli law, indemnification is subject to other limitations, including those described below. Subject to applicable law, the Company may also indemnify its directors and officers following specific events.

Teva’s directors and executive officers are also covered by directors’ and officers’ liability insurance.

The Israeli Companies Law provides that a company may not exempt or indemnify a director or an executive officer, or enter into an insurance contract, which would provide coverage for any liability incurred as a result of any of the following: (i) a breach by the director and/or executive officer of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, due to a breach of his or her duty of loyalty to the company committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the director and/or the executive officer of his or her duty of care to the company committed intentionally or recklessly (other than if solely done in negligence); (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon a director and/or executive officer. In addition, the Israeli Companies Law provides that directors and executive officers can only be exempted in advance with respect to liability for damages caused as a result of a breach of their duty of care to the company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution (as defined in the Companies Law)).

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

Dividends

Dividends may only be distributed out of profits, provided that there is no reasonable concern that the distribution will prevent Teva from satisfying its existing and anticipated obligations when they become due. In accordance with the Israeli Companies Law and the Articles, the decision to distribute dividends and the amount to be distributed is made by the board of directors.

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

Neither the Memorandum, nor the Articles or the laws of the State of Israel restrict the ownership or voting of Teva’s ordinary shares or ADSs by non-residents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

Meetings of Shareholders

Under the Israeli Companies Law and the Articles, Teva is required to hold an annual meeting every year, no later than 15 months after the previous annual meeting. In addition, the Board is required to convene a special meeting of shareholders:

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

Pursuant to the Articles, such requirements to be included in the demand include, among others:

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

Pursuant to the Israeli Companies Law, the regulations thereunder and our Articles, Teva is generally required to announce the convening of shareholder meetings at least 35 days in advance. Pursuant to the Articles, Teva is not required to deliver personal notices of a general meeting or of any adjournment thereof to any shareholder. However, Teva will publish its decision to convene a general meeting in a manner reasonably determined by Teva, including by publishing a notice in one or more daily newspapers in Israel or in one or more international wire services, and such notice will be deemed to have been duly given on the date of such publication. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set forth in the decision to convene the meeting. Israeli regulations further require public companies to send voting cards and position papers to their shareholders if certain issues, as provided by the Israeli Companies Law, are included in the agenda of such meeting. Under our Articles, shareholder meetings are required to be convened in Israel, unless the Company’s center of management shall have been transferred to another country in accordance with the Articles.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or represented by an authorized representative, who jointly hold 25% or more of Teva’s paid-up share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or at another date, time and place as shall be set forth by the Board in a notice to all persons who are entitled to receive notice of general meetings. Should no legal quorum be present at such reconvened meeting a half hour following the time set for such meeting, the required quorum consists of any two shareholders present, in person or by proxy, who jointly hold 20% or more of Teva’s paid-up share capital.

A shareholder who intends to vote at a meeting must demonstrate ownership of shares in accordance with the Israeli Companies Law and the regulations thereunder. Under these regulations, a shareholder whose shares are registered with a member of the Tel Aviv Stock Exchange must provide Teva with an authorization from such member regarding his ownership as of the record date.

The Israeli Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing statutory independent directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers, must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders at a general meeting will be required.

Generally, under the Articles, shareholder resolutions (for example, resolutions for the appointment of auditors) are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a general meeting in person or by proxy and voting, unless a different majority is required by law or pursuant to the Articles. Pursuant to the Israeli Companies Law and the Articles, certain resolutions (for example, resolutions amending many of the provisions of the Articles) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the Articles require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the Board by a majority of three-quarters of those directors voting at a meeting of the Board which shall have taken place prior to that general meeting.

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

In approving a merger, the board of directors of both merging companies must determine that there is no reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy its obligations to its creditors. Similarly, upon the request of a creditor of either party to the proposed merger, an Israeli court may prevent or delay the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy the obligations of the merging parties. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger. Further, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for the approval of the merger were filed with the Israeli registrar of companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

Under the Israeli Companies Law, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold (i) 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights; or (ii) more than 45% of the company’s voting rights if there is no other holder of more than 45% of the company’s voting rights. This rule does not apply to a purchase of shares in a “private placement” by the company that receives shareholder approval. The board of directors must provide the shareholders with its opinion as to the advisability of the purchase offer, or if it is unable to do so, may refrain from providing such opinion, provided that it reports the reasons for not so doing. The board of directors must also disclose any personal interest of any of its members in the proposed acquisition. The tender offer may be consummated only if (i) at least 5% of the company’s voting rights will be acquired; and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offerer, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offerer including the relatives of or corporations controlled by these persons.

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

Taxation

U.S. Taxation Applicable to Holders of Our Ordinary Shares and ADSs

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

Taxation of Distributions to U.S. Holders

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income from sources outside the U.S. to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders are generally subject to tax at a maximum rate of 15% or 20%, in the case of taxpayers with annual taxable income which exceeds certain thresholds. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as a capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Subject to applicable limitations that may vary depending on a U.S. Holder’s circumstances, Israeli taxes withheld from dividends on Teva ADSs at the rate provided by the U.S.-Israel tax treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex, and, therefore, U.S. Holders should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such otherwise creditable Israeli taxes in computing taxable income, subject to generally applicable limitations.

Taxation of the Disposition of ADSs

Upon the sale or exchange of ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis determined in U.S. dollars in the ADSs. The gain or loss will generally be gain or loss from sources within the U.S. for foreign tax credit limitation purposes. In general, a capital gain realized by a non-corporate U.S. Holder is subject to tax at ordinary rates for ADSs held for one year or less and at the long-term capital gains rate (of up to 15% or 20%) for ADSs held for more than one year. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The surrender of ADSs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

U.S. Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ADS unless the U.S. Holder is a corporation or is included in another category of exempt recipients. If it is not exempt, a U.S. Holder may also be subject to backup withholding with respect to dividends or proceeds from the sale or disposition of an ADS unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Holders should review the summary below under “Israeli Taxation” for a discussion of the Israeli taxes which may be applicable to them.

Israeli Taxation Applicable to Holders of Our Ordinary Shares and ADSs

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are generally subject to 25% withholding tax, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In the case of dividends distributed from taxable income attributable to an Approved Enterprise, the rate applied is 15%. When the dividends are distributed from income attributed to the Strategic Investment Track, the rate applied is 0%.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the U.S. is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva, under certain circumstances. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax to be withheld on Teva’s dividends for the fourth quarter of 2013 is 15%.

A non-resident of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset.

Gains on the sale of ordinary shares traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and the NYSE) by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

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

Taxation Applicable to the Company

Corporate Tax Rate

The regular corporate tax rate in Israel for 2013 was 25% and was increased to 26.5% in 2014 and onwards. However, Teva’s effective consolidated tax benefit rates (i.e., tax benefit as a percentage of pre-tax income) for the years 2013 and 2012 were 3% and 8%, respectively, and the effective consolidated tax rate for 2011 was 4%, since a major portion of Teva’s income is derived from Approved Enterprises, which have a lower tax rate than the statutory rate. Consolidated tax rates are also affected by operations outside of Israel, where Teva has benefitted from lower tax rates.

The Company elected to compute its taxable income in accordance with the Israeli Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollar terms. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS against the U.S. dollar) on the Company’s Israeli taxable income.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at a rate of 12.5% per annum and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as “Industrial Companies” can claim special rates of depreciation of up to 40% on a straight-line basis for industrial equipment.

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

Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

Incentives Applicable until 2013

Under the incentives regime applicable to the Company until 2013, industrial projects of Teva and certain of its Israeli subsidiaries were eligible for “Approved Enterprise” status. The tax benefits derived from any such Approved Enterprise related only to taxable profits attributable to the specific program of investment to which the status was granted. In the event that Teva and its subsidiaries that have been granted Approved Enterprise status were operating under more than one approval, or in the event that their capital investments were only partly approved, their effective corporate tax rate was the result of a weighted combination of the various rates applicable.

Most of Teva’s projects in Israel have been granted Approved Enterprise status. The vast majority of those Approved Enterprises elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income or reduced tax rates. Upon distribution of such exempt income, the distributing company is subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applied for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of a period of ten years), a corporate tax rate not exceeding 25% applied.

Teva qualified as a foreign investors company, or FIC, under the incentives regime applicable until 2013. FICs were entitled to further reductions in the tax rate normally applicable to Approved Enterprises, depending on the level of foreign ownership. Depending on the foreign ownership in each tax year, the tax rate ranged between 10% (when foreign ownership exceeded 90%) to 25% (when the foreign ownership was below 49%).

Dividends paid by a company, the source of which dividends is income derived from the Approved Enterprise accrued during the benefits period, are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends were paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

Starting in April 2005, under Amendment 60 to the Investment Law, with a view to simplifying the bureaucratic process, an industrial project was automatically qualified for Approved Enterprise status and benefits if it met all of the eligibility criteria, with no need for prior approval from the Investment Center. Eligibility for the tax benefits is examined by the tax authorities as part of the tax audit of the Company’s annual tax returns.

Amendment 60 introduced the Strategic Investment Track, applicable to companies that had an Approved Enterprise in Development Zone A that met certain investment and revenue thresholds. Income accrued under this track during the benefits period was exempt from corporate tax. In addition, dividends distributed from such income are also exempt from Israeli tax. Teva has one approved program under this track.

Amendment 69 to the Investment Law

Pursuant to amendment 69 to the Investment Law (“Amendment 69”), a company that elected by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over a five-year period commencing in 2013. The election is irrevocable.

During 2013, we applied the provisions of Amendment 69 to certain exempt profits we accrued prior to 2012. Consequently, we paid $577 million in corporate tax on exempt income of $9.4 billion. Part of this income was distributed as dividends during 2013, while the remainder is available to be distributed as dividends in future years with no additional corporate tax liability.

The application of Amendment 69 to its tax exempt profits requires Teva to invest $286 million in its industrial enterprises in Israel over a 5-year period ending in 2017, in the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel or salaries paid to new employees who joined the enterprise, relative to the number of employees employed in the enterprise at the end of the 2011 fiscal year, excluding payroll payments to “office holders” (as defined in the Israeli Companies Law). Teva expects to meet this condition during the required period.

The New Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law (“Amendment 68”), which Teva intends to apply starting in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (an “Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during the benefits period. Under the law, when the election is made, the uniform tax rate for 2014 and onwards will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 20% or lower, under an applicable tax treaty. Certain “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds), will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company,” the approval of three governmental authorities in Israel is required.

Teva intends to apply the new incentives regime under Amendment 68 to its Approved Enterprises in Israel starting in 2014 and believes it will qualify as an “Industrial Company” under the new law.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence. In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), may be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation. Once a dividend is actually distributed, the dividend income will be reduced in the amount of the deemed dividend on which tax was already paid.

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

We take various measures to compensate for the effects of fluctuations in both exchange and interest rates. These measures include traditional currency hedging transactions as well as transactions intended to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar (where the U.S. dollar is not the functional currency), the new Israeli shekel (NIS), the euro (EUR), the Swiss franc (CHF), the Canadian dollar (CAD), the British pound (GBP), the Hungarian forint (HUF), the Russian ruble (RUB), the Croatian kuna (HRK), the Czech koruna (CZK), other European currencies and Latin American currencies such as the Brazilian real (BRL) and the Mexican peso (MXN). The costs and gains resulting from such instruments, to the extent they do not qualify for hedge accounting, are included under the caption “financial expenses—net.”

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

Our derivative transactions during 2013 were executed through international as well as Israeli and Hungarian banks and other financial institutions. In the opinion of management, in light of our diversified derivative transaction portfolio, any credit risk associated with any of these banks or financial institutions is minimal.

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

Net exposure as of December 31, 2013 (in USD, millions)
HUF/USD	448
CHF/USD	335
USD/CAD	242
USD/EUR	177
USD/RUB	166
EUR/CHF	153
USD/GBP	155
USD/HRK	59
EUR/GBP	52
EUR/RON	58
AUD/USD	55

Total	1,900

Notes:

1.	The table presents only exposures above $50 million.

2.	Net exposure is the sum of the absolute value figures.

3.	The first currency in the table is the liability, the second is the asset.

4.	Most of the functional currencies are the local currencies other than Israel, where Teva uses the U.S. dollar as the functional currency.

5.	The above exposure does not include shareholders’ equity exposure.

Cash Flow Exposure

Total revenues amounted to $20.3 billion in 2013. Of these revenues, 54% were in U.S. dollars, 19% in euros and the rest in other currencies, none of which accounted for more than 4% of total revenues in 2013. In most currencies, we record expenses against these revenues.

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

In Europe, a significant portion of our profits is at risk due to the potential depreciation of the euro. We hedge part of the exposure resulting from the strengthening of the U.S. dollar against the euro. In 2013, we entered into hedging transactions to protect our European subsidiaries from potential exposure resulting from the strengthening of the U.S. dollar against the euro in 2013 and 2014.

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

Foreign Exchange Hedging

At December 31, 2013, we had long and short forwards and currency option contracts with corresponding value of approximately $2.6 billion and $165 million, respectively. At December 31, 2012, we had long and short forwards and currency option contracts with corresponding values of $1.9 billion and $265 million, respectively.

The table below presents derivative instruments purchased to limit exposure to foreign exchange rate fluctuations for all exposure types, as of December 31, 2013.

Currency	Cross Currency	Hedging Value*		Fair Value		2013 Weighted Average Cross Currency Prices or Strike Prices
		2013	2012	2013	2012
	(U.S. dollars in millions)
Forward:
USD	HUF	441	359	13.0	(3.5)	221.59
GBP	USD	142	175	(1.5)	2.0	1.63
Euro	USD	102	113	(0.5)	(1.5)	1.37
Canadian dollar	USD	229	288	1.0	2.5	1.06
Swiss franc	EUR	152	145	(1.0)	0.5	1.23
Swiss franc	USD	258	126	4.5	(1.0)	0.90
Romanian leu	EUR	63	68	0.5	(1.0)	4.46
Russian ruble	USD	165	246	(1.0)	(6.0)	33.18
Australian dollar	USD	55	—	(0.5)	—	0.89
Croatian kuna	USD	68	—	(0.5)	—	5.55
GBP	EUR	67	—	—	—	0.84

Options:
Swiss franc	USD	63	—	0.5	—	0.88
Euro	USD	74	50	(0.5)		1.37
Czech koruna	USD	—	57	—	0.5	N/A
GBP	USD	—	95	—	0.5	N/A

Total		1,879	1,722	14.0	(22.0)

*	The table presents only hedging transactions with a value above $50 million.

Interest Rate Risk Management

We raise capital through various debt instruments, including straight notes that bear a fixed or variable interest rate, syndicated bank loans bearing floating interest rates, securitizations and convertible debentures that bear a fixed interest rate. In some cases, as described below, we have swapped from a fixed interest rate to a floating interest rate (“fair value hedge”), and vice versa (“cash flow hedge”), thereby reducing overall interest expenses or hedging risks associated with interest rate fluctuations.

The below table presents the aggregate outstanding amounts which are subject to interest rate swaps, with and without a currency exchange element, as of December 31, 2013 and 2012.

	December 31,
	2013	2012
	U.S. $ in millions
Interest rate swap—cash flow hedge	$—	$1,100
Interest rate swap—fair value hedge	2,500	1,550
Cross currency swap—cash flow hedge	1,875	1,875

Total	$4,375	$4,525

Our cash is invested in bank deposits and money market funds bearing an interest rate which is mostly dependent on floating rates. The bank deposits are spread among several banks, primarily international, U.S. and European banks. We also hold long-term investments in the amount of $0.1 billion.

We currently hold two range accrual notes with a total face value of $100 million that pay high interest as long as LIBOR remains below a certain threshold.

Our indebtedness, the interest rate range it bears and its repayment schedule by currency as at December 31, 2013 are set forth in the table below in U.S. dollar equivalent terms, taking into account the above-described swap transactions.

Currency	Total Amount	Interest Rate Range		2014	2015	2016	2017	2018	2019 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
USD straight bonds	3,524	2.25%	7.20%			950		15	2,559
Euro	3,452	2.36%	3.85%		1,117				2,335
JPY	1,168	0.88%	2.95%	66	45	35	648	20	354
USD convertible debentures*	530	0.25%	0.50%	530
CHF	506		1.50%					506

Floating Rate:
USD	2,258	0.64%	1.47%	960					1,298
Euro	168		1.29%		168
JPY	409	0.328%	0.473%	76				333
Others	176		2.50%	172	1			1	2

Total:	12,191			1,804	1,331	985	648	875	6,548

*	0.25% $530 convertible senior debentures were classified under short term debt.

ITEM 12D:	DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

Fees and Charges Payable by ADS Holders

JPMorgan Chase Bank, N.A. serves as the depositary (the “depositary”) for Teva’s American Depositary Share (“ADS”) program. Pursuant to a deposit agreement among Teva, the depositary and the holders from time to time of ADSs, ADS holders may be required to pay the following fees to the depositary:

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

•

a fee of $0.02 or less per ADS annually for depositary services performed by the depositary and/or the custodian (which may be charged directly to the owners or which may be withheld from cash distributions, at the sole discretion of the depositary); and

•	a fee for the reimbursement of other expenses incurred by the depositary in connection with the ADS program (which fee shall be assessed on a proportionate basis to the holders of the ADSs).

Fees Payable by the Depositary to Teva

Pursuant to an agreement with the Company, the depositary has agreed to pay Teva, on an annual basis per contract year, (i) up to $1,300,000 of certain reimbursable expenses related to the ADS program (including listing fees, legal, audit and accounting fees, costs relating to investor relations activities and broker reimbursement expenses), (ii) 90% of the net issuance and cancellation fees collected by the depositary (i.e., net of custodian allocations and custody fees related to the depositary program) in excess of $1,700,000 and (iii) 85% of any cash dividend fee or annual administrative servicing fee collected under the deposit agreement. As a result, the depositary paid Teva an aggregate of approximately $1.25 million with respect to 2013, including fees waived.

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

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2013, Teva’s internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm. Teva’s internal control over financial reporting as of December 31, 2013 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report, which is included under “Item 18—Financial Statements” on page F-2 of this annual report.

(d) Changes in Internal Control over Financial Reporting. There were no changes to Teva’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16:	[RESERVED]

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERTS

Teva’s Board of Directors has determined that Prof. Dafna Schwartz, Mr. Joseph Nitzani and Mr. Dan Suesskind members of its audit committee, are “audit committee financial experts”, as defined by applicable SEC regulations, and are independent in accordance with applicable SEC and NYSE regulations.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2013 and 2012 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2013	2012
	(U.S. $ in thousands)
Audit Fees	$11,946	$11,949
Audit-Related Fees	917	1,125
Tax Fees	6,703	7,700
All Other Fees	1,256	1,342

Total	$20,822	$22,116

The audit fees for the years ended December 31, 2013 and 2012 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2013 and 2012, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2013 and 2012 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2013 and 2012 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2013 and 2012 were for general guidance related to accounting issues, the purchase of accounting research tools and human resources benchmarking data and providing assistance in respect of a risk management program relating to one of the Company’s products.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 21, 2011, our Board of Directors authorized us to repurchase up to an aggregate amount of $3 billion of our ordinary shares/ADSs. The repurchase program has no time limit. As of the end of 2013, we repurchased shares and ADSs for an aggregate amount of $1.7 billion, so that the outstanding amount available for purchase under this program is $1.3 billion.

During 2013, we repurchased approximately 12.8 million shares at a weighted average price of $38.87 per share, for an aggregate purchase price of $497 million. During 2012, we repurchased approximately 28.1 million shares at a weighted average price of $41.64 per share, for an aggregate purchase price of $1.2 billion. These purchases were pursuant to the December 2011 repurchase plan.

Set forth below is a summary of the shares repurchased by us during 2013 under the December 2011 program, and the approximate dollar value of securities that may yet be purchased under this program:

	Number of shares purchased during the month (in thousands)	Average price paid per share (U.S. dollars)	Total number of shares purchased (in thousands)	Approximate dollar value of securities remaining that may be purchased (in millions)
As of December 31, 2012	28,104	$41.64	28,104	$1,829
February 2013	5,195	$38.43	33,299	$1,630
May 2013	7,599	$39.17	40,898	$1,332

Total	40,898	$40.77	40,898

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G:	CORPORATE GOVERNANCE

Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli and U.S. law, SEC regulations and NYSE listing standards.

ITEM 16H:	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

See “Item 18: Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Amendment to Memorandum of Association (1)(3)

1.3	Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated November 5, 2012, among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank N.A., as depositary, and the holders from time to time of shares (5)

2.2	Form of American Depositary Receipt (5)

2.3	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.4	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.5	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.6	Form of Global Debentures (included in Exhibits 2.4 and 2.5)

2.7	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (7)

2.8	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (7)

2.9	Form of Global Notes (included in Exhibit 2.8)

2.10	Senior Indenture, dated as of March 21, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.11	First Supplemental Senior Indenture, dated as of March 21, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.12	Form of Global Notes (included in Exhibit 2.11)

2.13	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.14	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.15	Form of Global Notes (Included in Exhibit 2.14)

2.16	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.17	First Supplement Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.18	Forms of Global Notes (included in Exhibit 2.17)

2.19	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.20	Forms of Global Notes (included in Exhibit 2.19)

2.21	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.22	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.23	Form of Global Notes (included in Exhibit 2.22)

2.24	Second Supplemental Senior Indenture, dated as of April 4, 2012, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (11)

2.25	Form of Global Notes (included in Exhibit 2.23)

2.26	Permanent Global Certificate, dated as of April 25, 2012 and the Terms of the CHF 450,000,000 1.5 per cent Notes due 2018 (12)

2.27	Guarantee, dated as of April 25, 2012, by Teva Pharmaceutical Industries Limited (12)

2.28	Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement dated as of March 28, 2012 among Teva Pharmaceutical Industries Limited, as guarantor, Teva Holdings GK, as initial borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and the Lenders party thereto (13)

2.29	Senior Unsecured Revolving Credit Agreement dated as of December 18, 2012 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Capital Services Switzerland GMBH, as borrowers, Citibank, N.A., as administrative agent and HSBC Bank PLC, as documentation agent and the Lenders party thereto (14)

2.30	Term Loan Credit Agreement, dated as of January 8, 2014 among Teva Pharmaceutical Industries Limited and Teva Pharmaceuticals USA, Inc., as Borrower, Citibank, N.A., as Administrative Agent, and Citibank, N.A., London Branch, as Documentation Agent, Barclays Bank PLC and Citibank, N.A., London Branch, as Coordinating Bookrunners & Mandated Lead Arrangers, and BNP Paribas, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, HSBC Bank PLC and Morgan Stanley Senior Funding, Inc., as Bookrunners & Mandated Lead Arrangers

2.31	Global Assignment and Assumption dated as of February 4, 2014, among Teva Pharmaceutical Industries Limited, Barclays Bank PLC, Citibank, N.A., BNP Paribas Dublin Branch, Credit Suisse AG, Cayman Islands Branch, Goldman Sachs Bank USA, HSBC Bank plc and Morgan Stanley Bank,

N.A., as Assignors, Citibank, N.A., as Administrative Agent, and Crédit Agricole Corporate and Investment Bank, London Branch, DNB Capital LLC, Mizuho Bank, LTD., PNC Bank, National Association, Royal Bank of Canada, Toronto Dominion (Texas) LLC, Wells Fargo Bank, National Association, Raiffeisen Bank International AG, U.S. Bank National Association and UniCredit Bank Austria AG, as Assignees.

2.32	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following financial information from Teva Pharmaceutical Industries Limited’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011; (ii) Consolidated Balance Sheets at December 31, 2013 and 2012; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

1.	English translation or summary from Hebrew original, which is the official version.
2.	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3.	Incorporated by reference to Teva’s Form 6-K filed on July 28, 2011.
4.	Incorporated by reference to Teva’s Form 6-K filed on November 1, 2012.
5.	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-184652).
6.	Incorporated by reference to Teva’s Registration Statement on Form 6-K filed on January 31, 2006.
7.	Incorporated by reference to Teva’s Form 6-K filed on June 18, 2010.
8.	Incorporated by reference to Teva’s Form 6-K filed on March 21, 2011.
9.	Incorporated by reference to Teva’s Form 6-K filed on November 10, 2011.
10.	Incorporated by reference to Teva’s Form 6-K filed on December 18, 2012.
11.	Incorporated by reference to Teva’s Form 6-K filed on April 4, 2012.
12.	Incorporated by reference to Teva’s Form 6-K filed on April 25, 2012.
13.	Incorporated by reference to Teva’s Form 6-K filed on May 9, 2012.
14.	Incorporated by reference to Teva’s Form 6-K filed on December 20, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Acting President and Chief Executive Officer

Date: February 10, 2014

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We have completed integrated audits of Teva Pharmaceutical Industries Limited’s (the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2013, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2013.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2013 and 2012, and the results of their operations, changes in comprehensive income, changes in equity and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Tel-Aviv, Israel February 10, 2014	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$1,038	$2,879
Accounts receivable	5,338	5,572
Inventories	5,053	5,502
Deferred income taxes	1,084	1,142
Other current assets	1,207	1,260

Total current assets	13,720	16,355
Other non-current assets	1,696	1,338
Property, plant and equipment, net	6,635	6,315
Identifiable intangible assets, net	6,476	7,745
Goodwill	18,981	18,856

Total assets	$47,508	$50,609

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$1,804	$3,006
Sales reserves and allowances	4,918	4,934
Accounts payable and accruals	3,317	3,376
Other current liabilities	1,926	1,572

Total current liabilities	11,965	12,888
Long-term liabilities:
Deferred income taxes	1,247	1,849
Senior notes and loans	10,387	11,712
Other taxes and long-term liabilities	1,273	1,293

Total long-term liabilities	12,907	14,854

Commitments and contingencies, see note 14
Total liabilities	24,872	27,742

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; December 31, 2013 and December 31, 2012: authorized 2,500 million shares; issued 947 million shares and 944 million shares, respectively	50	50
Additional paid-in capital	13,628	13,474
Retained earnings	12,535	12,346
Accumulated other comprehensive loss	(91)	(17)
Treasury shares as of December 31, 2013 and December 31, 2012—99 million ordinary shares and 87 million ordinary shares, respectively	(3,557)	(3,085)

	22,565	22,768

Non-controlling interests	71	99

Total equity	22,636	22,867

Total liabilities and equity	$47,508	$50,609

/S/ P. FROST	/S/ E. DESHEH
P. Frost	E. Desheh
Chairman of the Board	Acting President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Year ended December 31,
	2013	2012	2011
Net revenues	$20,314	$20,317	$18,312
Cost of sales	9,607	9,665	8,797

Gross profit	10,707	10,652	9,515
Research and development expenses	1,427	1,356	1,095
Selling and marketing expenses	4,080	3,879	3,478
General and administrative expenses	1,239	1,238	932
Legal settlements and loss contingencies	1,524	715	471
Impairments, restructuring and others	788	1,259	430

Operating income	1,649	2,205	3,109
Financial expenses—net	399	386	153

Income before income taxes	1,250	1,819	2,956
Income taxes	(43)	(137)	127
Share in losses of associated companies—net	40	46	61

Net income	1,253	1,910	2,768
Net income (loss) attributable to non-controlling interests	(16)	(53)	9

Net income attributable to Teva	$1,269	$1,963	$2,759

Earnings per share attributable to Teva:
Basic	$1.49	$2.25	$3.10

Diluted	$1.49	$2.25	$3.09

Weighted average number of shares (in millions):
Basic	849	872	890

Diluted	850	873	893

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

	Year ended December 31,
	2013	2012	2011
Net income	$1,253	$1,910	$2,768
Other comprehensive income (loss), net of tax:
Currency translation adjustment	(22)	632	(844)
Unrealized gain (loss) on derivative financial instruments	(104)	(63)	40
Unrealized gain (loss) from available-for-sale securities	12	65	(115)
Gain (loss) on defined benefit plans	42	(60)	(23)

Total other comprehensive income (loss)	(72)	574	(942)

Total comprehensive income	1,181	2,484	1,826
Comprehensive income (loss) attributable to the non-controlling interests	(14)	(51)	6

Comprehensive income attributable to Teva	$1,195	$2,535	$1,820

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Teva shareholders’ equity
	Ordinary shares
	Number of shares (in millions)	Stated value	Additional paid-in capital	Retained earnings	Accumulated other compre- hensive income (loss)	Treasury shares	Total Teva share- holders’ equity	Non- controlling interests	Total equity
		(U.S. dollars in millions)
Balance at January 1, 2011	937	$49	$13,246	$9,325	$350	$(1,023)	$21,947	$55	$22,002

Changes during 2011:
Comprehensive income (loss)				2,759	(939)		1,820	6	1,826
Exercise of options and RSUs by employees	3	*	71				71		71
Conversion of convertible senior debentures	2	*	12				12		12
Stock-based compensation expense			91				91		91
Dividends				(800)			(800)		(800)
Non-controlling interests arising from business combinations							—	129	129
Acquisition of non-controlling interests			(55)				(55)	(20)	(75)
Disposition of non-controlling interests							—	(15)	(15)
Purchase of treasury shares						(901)	(901)		(901)
Other	*	1	9				10	(7)	3

Balance at December 31, 2011	942	50	13,374	11,284	(589)	(1,924)	22,195	148	22,343

Changes during 2012:
Comprehensive income (loss)				1,963	572		2,535	(51)	2,484
Exercise of options and RSUs by employees	2	*	14				14		14
Stock-based compensation expense			82				82		82
Dividends				(901)			(901)		(901)
Purchase of treasury shares						(1,161)	(1,161)		(1,161)
Other	*	*	4				4	2	6

Balance at December 31, 2012	944	50	13,474	12,346	(17)	(3,085)	22,768	99	22,867

Changes during 2013:
Comprehensive income (loss)				1,269	(74)		1,195	(14)	1,181
Exercise of options and RSUs by employees	3	*	73			18	91		91
Stock-based compensation expense			64				64		64
Dividends				(1,080)			(1,080)		(1,080)
Purchase of treasury shares						(497)	(497)		(497)
Disposition of non-controlling interests							—	(12)	(12)
Other	*	*	17			7	24	(2)	22

Balance at December 31, 2013	947	$50	$13,628	$12,535	$(91)	$(3,557)	$22,565	$71	$22,636

*	Represents an amount of less than 0.5 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Year ended December 31,
	2013	2012	2011
Operating activities:
Net income	$1,253	$1,910	$2,768
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,642	1,708	1,069
Deferred income taxes—net and uncertain tax positions	(1,380)	(690)	(500)
Net change in operating assets and liabilities	968	414	594
Impairment of long-lived assets	524	1,071	201
Other items	143	7	103
Stock-based compensation	64	82	91
Loss (gain) from sale of long-lived assets and investments	18	(3)	(72)
Research and development in process	5	73	15
Gain from revaluation of investments	—	—	(135)

Net cash provided by operating activities	3,237	4,572	4,134

Investing activities:
Purchases of property, plant and equipment	(1,031)	(1,104)	(1,053)
Proceeds from sales of long-lived assets and investments	187	264	279
Purchases of investments and other assets	(160)	(201)	(217)
Other investing activities	(104)	(93)	(49)
Acquisitions of subsidiaries, net of cash acquired	(39)	—	(6,561)

Net cash used in investing activities	(1,147)	(1,134)	(7,601)

Financing activities:
Repayment of long-term loans and other long-term liabilities	(3,133)	(2,213)	(751)
Dividends paid	(1,089)	(855)	(800)
Purchases of treasury shares	(497)	(1,161)	(899)
Net change in short-term debt	384	(2,492)	(124)
Proceeds from long-term loans and other long-term liabilities	338	1,241	1,000
Proceeds from exercise of options by employees	91	14	71
Other financing activities	23	5	5
Proceeds from senior notes—net	—	3,783	5,723
Redemption of convertible debentures	—	—	(814)
Purchase of non-controlling interest	—	—	(75)

Net cash provided by (used in) financing activities	(3,883)	(1,678)	3,336

Translation adjustment on cash and cash equivalents	(48)	23	(21)

Net change in cash and cash equivalents	(1,841)	1,783	(152)
Balance of cash and cash equivalents at beginning of year	2,879	1,096	1,248

Balance of cash and cash equivalents at end of year	$1,038	$2,879	$1,096

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in millions)

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2013	2012	2011
Interest paid	$331	$297	$230

Income taxes paid, net of refunds*	$1,298	$614	$276

*	Including, for 2013, payments amounting to $790 million for Amendment 69 and settlements with the Israeli tax authorities. See note 16.

Net change in operating assets and liabilities:

	Year ended December 31,
	2013	2012	2011
Accounts receivable net of sales reserves and allowances	$85	$936	$701
Inventories	399	(511)	(762)
Inventory step-up	—	62	352
Other current assets	106	(54)	(240)
Accounts payable and accruals and other current liabilities	378	(19)	543

	$968	$414	$594

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Parent Company”), headquartered in Israel, together with its subsidiaries and associated companies (the “Company”, “Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of generic, specialty, and other pharmaceutical products. The majority of the Group’s revenues are in the United States and Europe. The Group’s main manufacturing facilities are located in Israel, Hungary, United States, Germany, Canada, Japan, Ireland, the United Kingdom, the Czech Republic, Croatia and Poland.

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Functional currency

A major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States, Israel and certain other countries. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of certain subsidiaries and associated companies is their local currency. The financial statements of those companies are included in the consolidated financial statements, translated into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year. Differences resulting from translation are presented as other comprehensive income in the consolidated statements of comprehensive income.

The financial statements of subsidiaries in a highly inflationary economy are remeasured as if the functional currency was the U.S. dollar, Teva’s reporting currency, using a translation rate determined by the country’s official rate. A highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to uncertain tax positions, valuation allowances, intangible assets, purchase price allocation on acquisitions, contingencies, restructuring, goodwill and sales and reserves allowances.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and Variable Interest Entities (“VIEs”) for which the Company is considered the primary beneficiary. For VIEs, the Company performs an analysis to determine whether the variable interests give a controlling financial interest in a VIE; the Company periodically reassesses whether it controls its VIEs.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Intercompany transactions and balances are eliminated in consolidation; profits from intercompany sales, not yet realized outside the Group, are also eliminated.

c.	Investee companies:

Investments in entities in which the Company has a significant influence are accounted for using the equity method and included within “other non-current assets.” Under the equity method, the Company generally recognizes its proportionate share of comprehensive income or loss of the entity. Other non-marketable equity investments are carried at cost. The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

d.	Cash and cash equivalents:

All highly liquid investments, which include short-term bank deposits and money market instruments, that are not restricted as to withdrawal or use, and short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

e.	Inventories:

Inventories are valued at the lower of cost or market. Cost of raw and packaging materials and purchased products is determined mainly on a “moving average” basis. Cost of finished products and products in process is calculated assuming normal manufacturing capacity of the production facilities and determined as follows: the raw and packaging materials component—mainly on a “moving average” basis; the capitalized production costs component—mainly on an average basis over the production period.

Inventories acquired in a business combination are stepped-up to their estimated fair value and amortized to cost of sales as that inventory is sold.

f.	Investment in securities:

Investment in securities consists mainly of debt and equity securities classified as available-for-sale and recorded at fair value. The fair value of quoted securities is based on current market value. When debt securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.

Unrealized gains of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses for both debt and equity securities are included in financial expense, net.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

g.	Long-lived assets:

Teva’s long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plant and equipment. Teva reviews its long-lived assets and performs detailed testing whenever potential impairment indicators are present. In addition, the Company performs impairment testing at the end of each year for goodwill and identifiable indefinite life intangible assets.

Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed according to the following principles:

•

An initial qualitative assessment of the likelihood of impairment may be performed. If this step indicates that the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed. Teva waived this step during this year’s annual testing and performed the first step of the test.

•

In step one of the impairment test, Teva compares the fair value of the reporting units to the carrying value of the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. If the fair value is less than the carrying value of the reporting unit, Teva must perform the second step of the impairment test to measure the amount of the impairment.

•

In the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as an impairment.

Identifiable intangible assets

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products for which marketing approval was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries. These assets are amortized using mainly the straight-line method over their estimated period of useful life, or based on economic effect models, if more appropriate, which is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling and marketing expenses.

For definite life intangibles, whenever impairment indicators are identified, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s cash flows and compares such value against the asset’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value.

Indefinite life intangible assets are mainly comprised of research and development in-process. When testing for impairment, Teva determines the fair value of the asset and records an impairment loss if book value exceeds fair value.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Research and development in-process acquired in a business combination is capitalized as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are tested for impairment. Upon completion of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development assets are impaired.

Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, mainly 40 years; machinery and equipment, between 15 to 20 years; and other assets, between 5 to 10 years.

For property, plant and equipment, whenever impairment indicators are identified, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s cash flows and compares such value against the asset’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value.

h.	Contingencies:

The Company and its subsidiaries are involved in various patent, product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies or contingent consideration acquired in a business combination, Teva records accruals for these types of contingencies to the extent that Teva concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Teva records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred.

i.	Uncertain tax positions:

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax position under the income taxes line item.

j.	Treasury shares:

Treasury shares are held by Teva’s subsidiaries and presented as a reduction of Teva shareholders’ equity and carried at their cost to Teva, under “Treasury shares”.

k.	Stock-based compensation:

Teva recognizes the estimated fair value of share-based awards and restricted stock units (“RSUs”), net of estimated forfeitures, under stock-based compensation costs.

Teva measures compensation expense for share-based awards based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires estimates as to the option’s expected term and the price volatility of the underlying stock.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Teva measures compensation expense for the RSUs based on the market value of the underlying stock at the date of grant, less an estimate of dividends that will not accrue to the RSU holders prior to vesting.

l.	Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, prompt pay discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues from licensees, sales of licensed products and technology are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Revenues include royalty income and income from services, which amounted to $182 million, $438 million and $383 million in the years ended December 31, 2013, 2012 and 2011, respectively.

m.	Research and development:

Research and development expenses are charged as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met. Upfront fees received in connection with cooperation agreements are deferred and recognized over the period of the applicable agreements as a reduction of research and development expenses.

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

n.	Shipping and handling costs:

Shipping and handling costs, which are included in selling and marketing expenses, amounted to $232 million, $230 million and $236 million for the years ended December 31, 2013, 2012 and 2011, respectively.

o.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2013, 2012 and 2011 were $321 million, $337 million and $248 million, respectively.

p.	Deferred income taxes:

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred income taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that a portion of the deferred income tax assets will not be realized. Deferred income tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) Amounts of tax-exempt income generated from the Company’s current Approved Enterprises and unremitted earnings from foreign subsidiaries retained for reinvestment in the Group. See note 16f.

q.	Earnings per share:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

r.	Concentration of credit risks:

Most of Teva’s cash and cash equivalents (which along with marketable securities amounted to $1.2 billion at December 31, 2013) were deposited with financially sound European, U.S. and Israeli banks and financial institutions and were comprised mainly of cash deposits.

The pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. The U.S. market constitutes approximately 51.5% of Teva’s consolidated revenues and a relatively small portion of total trade accounts after netting sales reserves and allowances. The exposure of credit risks relating to other trade receivables is limited, due to the relatively large number of group customers and their wide geographic distribution. Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts and netted against accounts receivable.

s.	Derivatives and hedging:

The Group carries out transactions involving derivative financial instruments (mainly forward exchange contracts, written and purchased currency options, cross-currency swap contracts and interest rate swap contracts). The transactions are designed to hedge the Company’s currency and interest rate exposures.

The Company does not enter into derivative transactions for trading purposes.

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

t.	Fair value measurement:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

u.	Collaborative arrangements:

Collaborative agreements are contractual arrangements in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. See note 2.

The Company recognizes revenue generated and costs incurred on sales to third parties as it relates to a collaborative agreement as gross or net. If the Company is the principal participant in a transaction, revenues are recorded on a gross basis; otherwise, revenues are recorded on a net basis.

v.	Segment reporting:

Following the completion of certain organizational changes, the Company re-evaluated its organizational structure and determined that its business includes two reporting segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system, oncology and respiratory indications, as well as those marketed in the women’s health and other specialty businesses. See note 21.

w.	Restructuring:

Restructuring charges are initially recorded at fair value, and recognized in connection with restructuring programs designed to reduce the cost structure, increase efficiency and enhance competitiveness. Judgment is used when estimating the impact of restructuring plans, including future termination benefits and other exit costs to be incurred when the actions take place. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. Actual results could vary from these estimates.

x.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

y.	Recently issued accounting pronouncements:

In July 2013, the Financial Accounting Standards Board (“FASB”) issued guidance that requires that a non-recognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. Teva is assessing whether the adoption of this standard will have a material impact on its consolidated financial statements.

In March 2013, the FASB issued further guidance on accounting for the release of a cumulative translation adjustment into net income when a parent company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets and provides guidance for the acquisition in stages of a controlling interest in a foreign entity. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. Teva believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance under U.S. generally accepted accounting principles. The update is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2013, with early adoption permitted. Teva believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

In January 2013, the FASB clarified that a previous update applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This update was effective for annual and interim reporting periods for fiscal years beginning on or after January 1, 2013. Teva’s adoption of this standard did not have a material impact on its consolidated financial statements.

NOTE 2—CERTAIN TRANSACTIONS:

a.	Business transactions:

NuPathe Inc.:

On January 21, 2014, Teva entered into a definitive agreement to purchase NuPathe Inc., for approximately $144 million, plus up to an additional $130 million if certain conditions are met. This transaction is expected to close in late February 2014. The future financial effect of this transaction is yet to be determined, but there was no effect on Teva’s 2013 consolidated financial statements.

MicroDose Therapeutx:

On July 8, 2013, Teva fully acquired MicroDose Therapeutx, Inc. (“MicroDose”), a pharmaceutical and drug delivery company focused on inhalation technologies and products for lung diseases and infections. Under the terms of the agreement, Teva acquired all of MicroDose’s outstanding shares for a cash payment at closing of $40 million. Teva is required to make additional payments upon the achievement of regulatory and development milestones, plus sales-based milestones and tiered royalty payments upon commercialization of the phase-2 MDT-637 candidate and an early stage asthma/COPD drug candidate. These potential additional payments were evaluated at a fair value of approximately $206 million as of the acquisition date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

Sale of animal health unit:

On September 14, 2012, Teva entered into an agreement to sell its U.S.-based animal health unit for up to $145 million. The consideration included an upfront payment of $60 million at closing and up to $85 million in milestone payments. The transaction closed in January 2013 and has not materially affected Teva’s financial results.

South Korea venture:

In December 2012, Teva entered into an agreement with Handok Pharmaceutical Co., Ltd. (“Handok”) to form a business venture in South Korea, allowing Teva to gain entrance into the Korean pharmaceutical market. Under the agreement, Teva contributes its global resources, with responsibilities for manufacturing and supplying a wide range of affordable and innovative medicines, and Handok’s primary responsibility is in sales and marketing, distribution, and regulatory affairs. Under the terms of the agreement, there is a voting split of 60% and 40% and a profit split of 51% and 49% to Teva and Handok, respectively. The Company consolidated the venture as it was determined to be the primary beneficiary of this variable interest entity.

The new consolidated venture had an immaterial effect on Teva’s 2013 and 2012 financial results.

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

PGT Healthcare:

In November 2011, Teva formed PGT Healthcare, a consumer healthcare joint venture with The Procter & Gamble Company (“P&G”). Headquartered in Geneva, Switzerland, the joint venture focuses on branded OTC medicines in categories such as cough/cold and allergy, digestive wellness, vitamins, minerals and supplements, analgesics and skin medications, and operates in all markets outside North America. Its leading brands are Vicks®, Metamucil®, Pepto-Bismol®, and ratiopharm. The joint venture may also develop new brands for the North American market and certain global markets. PGT Healthcare’s strengths include P&G’s strong brand-building, consumer-led innovation and go-to-market capabilities; Teva’s broad geographic reach, experience in R&D, regulatory and manufacturing expertise and extensive portfolio of products, and each company’s scale and operational efficiencies.

We own 49% of the joint venture, and P&G holds a controlling financial interest of 51%. The Company recognizes profits of the joint venture based on Teva’s ownership percentage. The joint venture has certain independent operations and contracts for other services from its two partners in an effort to leverage their scale and capabilities and thereby maximize efficiencies. Such services include research and development, manufacturing, sales and distribution, administration and other services, provided under agreements with the joint venture. The partners have certain rights to terminate the joint venture after seven years and earlier under other circumstances. As of December 2012, the OTC products of Cephalon (Mepha) were included in the joint venture. No significant changes occurred in 2013.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Cephalon’s results of operations and balance sheet were included in Teva’s consolidated reports commencing October 2011. Pro forma results for the year of acquisition are shown below.

At the closing, Cephalon had contingent consideration liabilities related to future milestones payments due to the acquisition of Gemin X Pharmaceuticals, Inc. in April 2011, the acquisition of Ception Therapeutics, Inc. in February 2010, the acquisition of BioAssets Development Corporation in November 2009, and the inclusion of Alba Therapeutics Corporation in February 2011. The aggregate fair value amount of Cephalon’s contingent consideration liabilities at the date of the Cephalon acquisition was $171 million. See note 3 for the contingent consideration amounts as of December 31, 2013.

Of the purchase price, $1,296 million was allocated to the estimated fair value of purchased research and development in-process that, as of the closing date of the acquisition, had not reached technological feasibility.

Research and development in-process related to ten products. A probability of success factor was used to reflect inherent technological and regulatory risks. The net cash inflows were discounted to present values, using a discount rate of 13% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, among other key factors, which vary among the individual products. Material net cash inflows are expected to commence during 2015. During 2013 and 2012, six of these ten products have been impaired as disclosed in note 20, and Synribo® (omacetaxine) was launched during 2012.

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

An amount of $2,555 million of the purchase price was allocated to existing products. The Company is amortizing existing products over a range of periods between 6.5 to 12 years. The excess of cost of acquisition over the fair value of net tangible and identifiable intangible assets on acquisition amounted to $3,279 million, and represented goodwill, which is primarily due to the expected synergies and economies of scale.

Below are certain unaudited pro forma combined statement of income data for the year ended December 31, 2011, as if the acquisition of Cephalon had occurred on January 1, 2010 after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; (b) the exclusion of $288 million of nonrecurring expense related to inventory step up; (c) estimated additional finance expenses due to: (i) borrowings under credit facilities from banks in connection with the acquisition; (ii) the issuance of senior

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

notes in connection with the acquisition; (iii) elimination of Cephalon’s equity investment mark-to-market effect (an exclusion of income of $198 million supplemental pro forma net income); and (iv) elimination of Cephalon’s finance expense relating to convertible debentures; (d) pharmaceutical products divested as part of the regulatory requirements for approving the deal; (e) elimination of intercompany sales; (f) elimination of net revenues related to the divestiture of certain overlapping products; (g) elimination of net revenues and income related to Cephalon’s divested businesses (Middle East, Africa, Latin America and Asia); and (h) certain adjustments with regards to the amortization of Cephalon’s Provigil® product.

This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010, nor is it necessarily indicative of future results.

Year ended December 31, 2011
(U.S. $ in millions, except earnings per share)
(Unaudited)
Net revenues	$20,443

Net income attributable to Teva	$2,681

Earnings per share:
Basic	$3.01

Diluted	$3.00

Transactions in Japan:

In September 2011, Teva acquired all non-controlling interests of its investment in Taisho, as well as gained 100% control on its former equity investment in Teva-Kowa, for a total purchase price of $150 million. This acquisition, together with the Taiyo acquisition described below, enabled Teva to expand its Japanese operations.

In July 2011, Teva acquired all of Taiyo Pharmaceutical Industry Co. Ltd.’s (“Taiyo”) outstanding shares for $1,092 million in cash. Taiyo had developed a large portfolio of generic products in Japan with over 550 marketed products, and its advanced production facilities enabled it to produce a wide range of dosage forms on a large scale.

The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, supported by independent appraisers. Taiyo’s results of operations were included in Teva’s consolidated financial statements commencing July 2011.

Since April 2012, the majority of Teva’s Japan-based companies have operated under a single company—Teva Seiyaku.

CureTech:

In September 2011, Teva exercised an option to invest $19 million in CureTech Ltd. (“CureTech”), a biotechnology company. The Company also agreed to make further investments in CureTech’s research and development activities.

In January 2013, Teva announced the termination of the collaboration with CureTech, sold its entire position and deconsolidated as of December 31, 2013.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

b.	Significant collaborative agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development cost or business risks. The Company’s most significant agreements of this nature are summarized below.

With Xenon:

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

Both companies announced the discontinuance of their collaboration for the development, manufacturing and marketing of biosimilars. No final agreement was reached by the end of 2013. Each of Teva and Lonza Group Ltd. had a 50% stake in the joint venture and recorded its share of the joint venture under share in losses of associated companies-net.

With Sanofi:

Teva has an agreement with Sanofi that had provided for the marketing of Copaxone® in Europe and other markets. Copaxone® was co-promoted with Sanofi in Germany, France, Spain, the Netherlands and Belgium, and was marketed solely by Sanofi in certain other European markets, Australia and New Zealand. In 2010, Teva assumed the distribution and marketing responsibilities for Copaxone® in the United Kingdom, the Czech Republic and Poland. On February 1, 2012, Teva assumed the marketing responsibilities for Copaxone® in all other European countries, and also in Australia and New Zealand effective March 1, 2012. Following termination, Sanofi is entitled to an agreed-upon termination consideration of 6% of the in-market sales of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Copaxone® in the applicable countries for an additional two-year period. Although Teva has recorded higher revenues as a result of this change, the Company also became responsible for certain marketing and administrative expenses, which are no longer shared with Sanofi.

c.	Agreements with related parties:

As described above, in December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a minority shareholder and a member of the board of directors of Xenon. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from any involvement in Teva’s decision-making related to Xenon.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc. (now merged with Biozone Pharmaceuticals, Inc.), a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. Under the agreement, Teva will fund the company’s R&D under the Research Agreement by investing into the company up to two tranches of $7.5 million each per target (the latter one being discretionary). The first tranche was invested by Teva in 2011. Dr. Phillip Frost, Chairman of the Board of Directors of Teva, and Prof. Roger Kornberg, a member of Teva’s Board of Directors until August 2013, are both direct and indirect shareholders in and members of the board of directors of Biozone Pharmaceuticals. Prof. Kornberg is also Chief Scientific Officer of Biozone Pharmaceuticals.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a director of Teva, invested in, and became a member of the board of directors of, CTG Weld. In 2011, Teva engaged CTG Weld in connection with certain clinical studies, for overall payments of €2.1 million. In 2013 and 2012, Teva paid CTG Weld approximately €0.8 million and €1.3 million, respectively, in connection with various clinical studies.

Teva leases 13,500 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the Board. The term of the lease extends until April 2015, with options to renew for two additional three-year terms. Annual rent was $305,000 until April 1, 2012, $412,000 until March 31, 2013 and is currently $431,442 until March 31, 2014, increasing 4% per year for the remainder of the initial term and each renewal term. The office space includes offices Teva provides Dr. Frost in his capacity as Chairman of the Board.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 3—FAIR VALUE MEASUREMENT:

Financial items carried at fair value as of December 31, 2013 and 2012 are classified in the tables below in one of the three categories described in note 1t:

	December 31, 2013 (U.S. $ in millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$9	$—	$—	$9
Cash deposits and other	1,029	—	—	1,029
Marketable securities:
Auction rate securities	—	—	18	18
Equity securities	70	—	—	70
Structured investment vehicles	—	89	—	89
Other	29	—	1	30
Derivatives:
Liability derivatives—mainly options and forward contracts	—	(17)	—	(17)
Interest rate and cross—currency swaps (liabilities)	—	(436)	—	(436)
Asset derivatives—mainly options and forward contracts	—	28	—	28
Interest rate swaps (assets)	—	2	—	2
Contingent consideration*	—	—	(366)	(366)

Total	$1,137	$(334)	$(347)	$456

	December 31, 2012 (U.S. $ in millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$331	$—	$—	$331
Cash deposits and other	2,548	—	—	2,548
Marketable securities:
Auction rate securities	—	—	32	32
Equity securities	72	—	—	72
Structured investment vehicles	—	100	—	100
Other	5	—	1	6
Derivatives:
Liability derivatives—mainly options and forward contracts	—	(29)	—	(29)
Interest rate and cross-currency swaps (liabilities)	—	(109)	—	(109)
Asset derivatives—mainly options and forward contracts	—	20	—	20
Interest rate swaps (assets)	—	4	—	4
Contingent consideration*	—	—	(131)	(131)

Total	$2,956	$(14)	$(98)	$2,844

*	Contingent consideration represents either liabilities or assets recorded at fair value as part of transactions entered into by Cephalon, or in connection with the MicroDose acquisition or sale of our animal health unit.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Teva determined the fair value of the liability or asset of contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success for product candidates including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe and the discount rate for fair value measurement.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2013	2012
	(U.S. $ in millions)
Carrying value as of January 1	$(98)	$(139)
Amount realized	(16)	(10)
Contingent consideration in connection with Cephalon acquisition	(12)	40
Contingent consideration in connection with MicroDose acquisition	(232)	—
Contingent consideration in connection with the sale of our animal health unit	8	—
Net change to fair value:
Included in earnings—finance expense—net	1	4
Included in other comprehensive income (loss)	2	7

Carrying value as of December 31	$(347)	$(98)

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The fair value of the financial instruments that are presented on a basis other than fair value is presented in the below table:

	Estimated fair value*
	December 31,
	2013	2012
	(U.S. $ in millions)
Senior notes included under long-term liabilities	$(8,656)	$(10,494)
Senior notes and convertible senior debentures included under short-term liabilities	(1,308)	(2,870)

Fair value at the end of the period	$(9,964)	$(13,364)

*	The fair value was estimated based on quoted market prices, where available.

NOTE 4—INVESTMENT IN SECURITIES:

a.	Available-for-sale securities

Available-for-sale securities are comprised mainly of debt securities, equity securities and money market funds.

At December 31, 2013 and 2012, the fair value, amortized cost and gross unrealized holding gains and losses of such securities are as follows:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2013	$216	$213	$25	$22
December 31, 2012	$541	$533	$27	$19

Investments in securities are classified based on the initial maturity as well as the intended time of realization.

Investments in securities are presented in the balance sheet as follows:

	December 31,
	2013	2012
	(U.S. $ in millions)
Other non-current assets	$179	$205
Other current assets	28	5
Cash and cash equivalents, mainly money market funds	9	331

	$216	$541

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Contractual maturities

The contractual maturities of debt securities are as follows:

December 31, 2013
(U.S. $ in millions)
2014	$37
2015	—
2016	1
2017	—
2018	—
2019 and thereafter	108

$146

NOTE 5—INVENTORIES:

Inventories net of reserves consisted of the following:

	December 31,
	2013	2012
	(U.S. $ in millions)
Finished products	$2,567	$2,871
Raw and packaging materials	1,576	1,754
Products in process	715	751
Materials in transit and payments on account	195	126

	$5,053	$5,502

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2013	2012
	(U.S. $ in millions)
Machinery and equipment	$4,633	$4,220
Buildings	2,635	2,521
Computer equipment and other assets	1,310	1,196
Payments on account	716	726
Land*	446	475

	9,740	9,138
Less—accumulated depreciation	3,105	2,823

	$6,635	$6,315

*	Land includes long-term leasehold rights in various locations, with useful lives of between 30 and 99 years.

Depreciation expenses were $458 million, $428 million and $358 million in the years ended December 31, 2013, 2012 and 2011, respectively. During the years ended December 31, 2013 and 2012, Teva had impairments of property, plant and equipment in the amount of $61 million and $190 million, respectively. See note 20.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 7—GOODWILL:

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
	(U.S. $ in millions)
Balance as of January 1	$18,856	$18,293
Changes during year:
Goodwill acquired	50	302
Translation differences and other	75	261

Balance as of December 31	$18,981	$18,856

Following Teva’s reorganized structure, as defined in note 21, the Company has reassigned its goodwill to the newly defined reporting units. The carrying amount of goodwill per segment is as follows:

	December 31, 2013
	(U.S. $ in millions)
	Generics	Specialty	Other*	Total
Balance as of December 31	$9,088	$8,668	$1,225	$18,981

*	Includes primarily Teva’s OTC business activity and distribution of third party products.

As of December 31, 2013, 2012 and 2011, the Company determined that there was no impairment with respect to goodwill.

NOTE 8—IDENTIFIABLE INTANGIBLE ASSETS:

Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	December 31,
	2013	2012	2013	2012	2013	2012
	(U.S. $ in millions)
Product rights	$10,037	$9,983	$4,601	$3,429	$5,436	$6,554
Trade names	270	258	55	55	215	203
Research and development in process	825	988	—	—	825	988

Total	$11,132	$11,229	$4,656	$3,484	$6,476	$7,745

Product rights and trade names are assets presented at amortized cost. These assets represent a portfolio of pharmaceutical products from various categories with a weighted average life of approximately 10 years. Amortization of intangible assets amounted to $1,180 million, $1,272 million and $707 million in the years ended December 31, 2013, 2012 and 2011, respectively.

Teva’s in process research and development are assets that have not yet been approved in major markets. Teva’s in process research and development is comprised mainly of the following assets: Revascor® (Cephalon)—$258 million; Reslizumab (Cephalon)—$215 million; LAMA BAI (MicroDose)—$140 million; and MDT637 (MicroDose)—$107 million. In-process research and development carries intrinsic risks that the asset might not succeed in advanced phases and will be impaired in future periods.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Impairment of identifiable intangible assets amounted to $393 million, $858 million and $143 million in the years ended December 31, 2013, 2012 and 2011, respectively. See note 20.

As of December 31, 2013, the estimated aggregate amortization of intangible assets for the years 2014 to 2018 is as follows: 2014—$1,071 million; 2015—$836 million; 2016—$730 million; 2017—$715 million and 2018—$656 million.

NOTE 9—SHORT-TERM DEBT:

a.	Short-term debt:

	December 31,
	2013	2012
	(U.S. $ in millions)
Banks and financial institutions	$458	$45
Convertible debentures (see note 13)	530	530
Current maturities of long-term liabilities	816	2,431

Total	$1,804	$3,006

Short-term debt has an earliest date of repayment within 12 months.

Bank loans had a weighted average interest rate of 0.9% and 1.5% at December 31, 2013 and 2012, respectively.

b.	Line of credit:

In December 2012, the Company entered into a five-year $3.0 billion unsecured syndicated credit facility, which replaced the previous $2.5 billion facility. As of December 31, 2013, Teva utilized $205 million of the above credit facility, which was subsequently repaid.

NOTE 10—SALES RESERVES AND ALLOWANCES:

Sales reserves and allowances consisted of the following:

	December 31,
	2013	2012
	(U.S. $ in millions)
Rebates	$3,090	$2,983
Chargebacks	1,114	1,273
Returns	573	506
Other	141	172

	$4,918	$4,934

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 11—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2013	2012
	(U.S. $ in millions)
Accrued severance obligations	$132	$135
Defined benefit plans	149	160

Total	$281	$295

As of December 31, 2013 and 2012, the Group had $156 million and $134 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability mainly in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

Most of the change resulted from actuarial updates, as well as from exiting from several defined benefit plans in several countries.

The Company expects to contribute approximately $118 million in 2014 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

The main terms of the different arrangements with employees are described in b. below.

b.	Terms of arrangements:

Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Parent Company and its Israeli subsidiaries make ongoing deposits into employee pension plans to fund their severance liabilities. According to the general collective pension agreement in Israel, Company deposits with respect to employees who were employed by the Company after the agreement took effect are made in lieu of the Company’s severance liability, therefore no obligation is provided for in the financial statements. Severance pay liabilities with respect to employees who were employed by the Parent Company and its Israeli subsidiaries prior to the collective pension agreement effective date, as well as employees who have special contractual arrangements, are provided for in the financial statements based upon the number of years of service and the latest monthly salary.

Europe

Many of the employees in the Company’s European subsidiaries are entitled to a retirement grant when they leave. In the consolidated financial statements, the liability of the subsidiaries is accrued, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to a pension according to a defined benefit scheme providing benefits based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Independent certified actuaries value these schemes and determine the rates of contribution payable. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees’ services. The Company uses December 31 as the measurement date for defined benefit plans.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

North America

The Company’s North American subsidiaries mainly provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

Latin America

The majority of the employees in Latin America are entitled to severance under local law. The severance payments are calculated based on service term and employee remuneration, and accruals are maintained to reflect these amounts.

The Company expects to pay the following future minimum benefits to its employees: $15 million in 2014; $10 million in 2015; $10 million in 2016; $12 million in 2017; $14 million in 2018 and $79 million between 2019 to 2023. These amounts do not include amounts that might be paid to employees who cease working with the Company before their normal retirement age.

NOTE 12—SENIOR NOTES AND LOANS:

a.	Senior notes and loans consisted of the following:

	Interest rate as of December 31, 2013	December 31,
		2013	2012
	%	(U.S. $ in millions)
Senior notes (1)	2.8	$9,517	$12,152
Loans, mainly from banks (2)(4)	0.3 to 2.3	1,671	1,976
Debentures (4)	7.2	15	15

		11,203	14,143
Less—current portion (included under “short-term debt”)		(816)	(2,431)

		$10,387	$11,712

1.	The decrease from December 31, 2012 to December 31, 2013 was mainly due to the repayment of debt, consisting of:

•	$1 billion principal amount of Teva’s 1.7% senior notes due 2014 prepaid during the first quarter of 2013.

•	$500 million principal amount of Teva’s 5.55% senior notes due 2016 prepaid during the first quarter of 2013.

•	Repayment at maturity in May 2013 of the $200 million floating rate senior notes issued in November 2011 as part of the financing of the Cephalon acquisition.

•	Repayment at maturity in November 2013 of the $1.1 billion floating rate senior notes issued in November 2011 as part of the financing of the Cephalon acquisition.

2.	The balance as of December 31, 2013 and 2012 is mainly comprised of:

•

Loans from the European Investment Bank (EIB) in the amount of $168 million (denominated in Euro) and $410 million (denominated in Euro (mainly) and USD), respectively. The loans are due in 2015 and bear interest determined on the basis of Euro LIBOR (mainly) and USD LIBOR.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

•

A ¥100.5 billion senior unsecured fixed rate term loan credit agreement for 5 and 7 years with interest rates of 0.99% and 1.42%, respectively. In April 2012, Teva drew down the entire amount available under the facility and repaid the borrowings used to finance the acquisition of Taiyo (approximately $1 billion).

•	Debt raised in Japan in the amount of $207 million and $376 million, respectively, mainly related to the Taiyo acquisition comprised of bank loans, capital leases and other loans.

•	A ¥35 billion senior unsecured five-year term loan, borrowed in December 2013, by a Japanese subsidiary of the Company, bearing interest of JPY LIBOR + 0.3% (approximately $0.3 billion).

3.	In January 2014, Teva entered into a $1.0 billion term loan agreement with a term of five years. The loan bears interest of LIBOR+1.1%.

4.	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2013, the Company met all financial covenants.

5.	The above includes derivative instruments defined as hedge accounting- see note 17.

b.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

c.	The required annual principal payments of long-term debt as of December 31, 2013, starting with the year 2015, are as follows:

December 31, 2013
(U.S. $ in millions)
2015	$1,331
2016	985
2017	648
2018	875
2019 and thereafter	6,548

$10,387

NOTE 13—CONVERTIBLE SENIOR DEBENTURES:

Convertible senior debentures amounted to $530 million at both December 31, 2013 and 2012, comprised primarily of the 0.25% convertible senior debentures due 2026. These convertible senior debentures include a “net share settlement” feature according to which the principal amount will be paid in cash and in case of conversion, only the residual conversion value above the principal amount will be paid in Teva shares. Due to the “net share settlement” feature, exercisable at any time, these convertible senior debentures are classified in the balance sheet under short-term debt. The earliest redemption by its holders is February 1, 2016.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 14—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

Operating leases:

As of December 31, 2013, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2014—$117 million; 2015—$94 million; 2016—$76 million; 2017—$53 million; 2018—$36 million; 2019 and thereafter—$76 million.

The lease fees expensed in each of the years ended December 31, 2013, 2012 and 2011 were $117 million, $132 million and $115 million, respectively, of which less than $0.5 million was to related parties in each of the years ended December 31, 2013, 2012 and 2011.

Royalty commitments:

The Company is committed to paying royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales or of the gross margin of certain products, as defined in the underlying agreements.

Milestone commitments:

The Company is committed to paying milestone payments, usually as part of business transactions.

Such payments are contingent upon the achievement of certain regulatory milestones and sales targets.

As of December 31, 2013, were all milestones and targets, for compounds in Phase II and more advanced stages of development, to be achieved, the total contingent payments could reach an aggregate of up to approximately $1.3 billion.

b.	Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to actions disclosed in this note.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Matters

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

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

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would be calculated based on the sales of Teva’s generic product. The amount of lost profits would be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe, where Teva has in recent years increased the number of launches of its generic versions of branded pharmaceuticals prior to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets, which are the AB-rated generic versions of Wyeth’s Protonix®. Wyeth sued Teva for patent infringement, and in April 2010, a jury returned a verdict finding that the patent, which Teva had infringed, was valid. In June 2013, Teva entered into a settlement agreement with Wyeth, under which Teva agreed to pay $1.6 billion to Wyeth. Teva has paid $1 billion to date, and will pay the remainder in 2014. Teva believes that it may have up to approximately $560 million of net insurance coverage available to defray the payments, subject to recovery from the insurance carriers, which are disputing both their obligation to cover and the claimed limits of coverage.

Product Liability Matters

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

In June 2011, the United States Supreme Court held, in Pliva, Inc. v. Mensing, one of the metoclopramide cases mentioned below, that federal law preempts state law product liability claims brought against generic pharmaceutical manufacturers under a “failure to warn” theory. On June 24, 2013, the United States Supreme Court held, in Mutual Pharmaceutical Company, Inc. v. Bartlett, that “design defect” claims against a generic manufacturer are also preempted by federal law because they are essentially failure to warn claims and therefore are preempted on the same grounds as the claims in Mensing. Teva believes that these decisions are likely to reduce its aggregate exposure in currently pending product liability lawsuits involving generic products, including those described below, although the extent of such reduction is uncertain at this time.

Teva and/or its subsidiaries have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. The cases of approximately 500 of the plaintiffs have been dismissed or otherwise resolved to date. Teva expects to be dismissed from at least some of the remaining cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. In addition, there are mass tort proceedings under way in state courts in California and New Jersey. All of the cases in the Philadelphia court have been stayed with respect to the generic defendants pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption. On July 29, 2013, the Pennsylvania Superior Court affirmed in part and reversed in part the trial court’s denial of the generic defendants’ preemption motion. This ruling substantially allows the cases to proceed. Teva has sought further review of this decision.

In the California litigation, which now includes about half of the total plaintiffs, the defendants’ motion to dismiss has been denied. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. Teva appealed the trial court’s decision to allow the update claims to proceed, and the New Jersey Supreme Court has ordered the New Jersey appellate court to hear the appeal. Several cases in which Pliva, Inc., a subsidiary of Teva is a defendant, including cases pending in the New Jersey mass tort proceeding are, or may be, scheduled for trial later this year. Pliva has moved for a stay of the cases in the New Jersey mass tort proceeding while the appeal is pending.

Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market.

35

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Many of Teva’s patent challenges have resulted in litigation relating to Teva’s attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire. Occasionally, Teva and its subsidiaries have been named as defendants in cases that allege antitrust violations arising from such settlement agreements. Teva believes that its settlement agreements are lawful and serve to increase competition, and intends to defend them vigorously. However, the plaintiffs in these cases typically allege (1) that Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) that they would have realized significant savings if there had been no settlement and competition had commenced earlier. These cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been, and disgorgement of profits, trebled under the relevant statutes, plus attorneys’ fees and costs. The damages allegedly caused by the alleged delays in generic entry generally depend on the size of the branded market and the length of the alleged delay, and can be substantial, particularly where the alleged delays are lengthy or branded drugs with sales in the billions of dollars are involved. Nonetheless, as in the modafinil opt-out case described below, many such cases may be resolved through settlement for amounts considerably less than the damages initially alleged.

On June 17, 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test may lead to increased scrutiny of Teva’s patent settlements, additional administrative action by the Federal Trade Commission (“FTC”), and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements involving finished modafinil products (the generic version of Provigil®) that Cephalon, Inc., a Teva subsidiary (“Cephalon”) entered into with various generic pharmaceutical companies in late 2005 and early 2006 were unlawful because they had the effect of excluding generic competition. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. The first generic modafinil product was launched in March 2012. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, by certain retail chain pharmacies and by Apotex, Inc. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the District Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. Because the FTC lawsuit does not currently seek monetary damages, and no fines or penalties have been asserted against Cephalon, no provision has been recorded for this matter. On December 9, 2013, the FTC filed a motion seeking to add Teva as a defendant and indicated that it intends to seek disgorgement of profits as an equitable remedy, although it has not yet amended its complaint to include a request for disgorgement. Teva contends that the FTC is not entitled as a matter of law to seek disgorgement.

In May 2010, an independent pharmacy in Ohio filed suit with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Teva has settled with certain of the retail chain pharmacies (representing approximately half of the direct purchases of Provigil® from Cephalon) and, given the significant similarities in the claims asserted and damages claimed by certain other purchaser plaintiffs, has concluded that a provision for certain other parts of the litigation is warranted. Accordingly, management recorded a provision of $495 million in the financial statements in the second quarter of 2013 for these matters. Management expects that the settlement demands of the remaining parties could be significantly higher, and there can be no assurance that Teva will be able to reach settlements with the remaining parties on these terms.

In October 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims, finding a Cephalon patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. In March 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. On April 8, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s rulings of invalidity and inequitable conduct. The plaintiffs in the antitrust case have filed motions for summary judgment asking the District Court (1) to apply the inequitable conduct and invalidity findings to the antitrust cases in an effort to establish antitrust liability, and (2) to find a conspiracy between and among Cephalon and the generic companies. Teva has opposed those motions and moved for summary judgment, asserting that the FTC’s case against Cephalon is moot and that the conspiracy claims should be dismissed. Oral argument on plaintiffs’ motion for summary judgment with respect to the inequitable conduct and invalidity findings was heard on January 22, 2014.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties might have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

Barr Laboratories, Inc., a subsidiary of Teva (“Barr”), is a defendant in actions in California, Florida and Kansas alleging that a January 1997 patent litigation settlement agreement between Barr and Bayer Corporation was anticompetitive and violated state antitrust and consumer protection laws. An earlier federal multidistrict action regarding the same settlement agreement was effectively ended by a final court decision in the company’s favor. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. The plaintiffs petitioned for review by the California Supreme Court, which decided to hear the appeal, but then suspended the case before completion of briefing, pending the United States Supreme Court’s disposition of the AndroGel case. The trial court granted final approval for a $74 million class settlement with Bayer and the California Supreme Court has requested supplemental briefs by April 24, 2014 addressing the effect of the AndroGel case on plaintiffs’ appeal of the grant of summary judgment for the remaining defendants in this case, and for any amicus briefs. Based on the plaintiffs’ expert testimony in the now-terminated federal multidistrict litigation, estimated sales of ciprofloxacin in California were approximately $500 million during the alleged damages period. The Kansas and Florida actions are in relatively early stages. In the Kansas action, class certification briefing will be concluded by August 22, 2014; no schedule has been set in the Florida action.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® ER) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. Teva filed motions to dismiss in April

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

2012. The case was stayed pending the decision in the AndroGel case, and has now been re-opened. The defendants’ motions to dismiss were heard on September 10, 2013. Annual sales of Effexor® ER were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline (“GSK”) and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the District Court dismissed the cases. The plaintiffs’ appeal was stayed pending the decision in the AndroGel case and was remanded for further proceedings. On January 24, 2014, the District Court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. The direct purchaser plaintiffs have filed a notice of appeal of this ruling. The indirect purchaser plaintiffs’ motion is still pending. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

Starting in September 2012, plaintiffs in 11 cases, including overlapping purported class actions, sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation. Teva entered into its settlement agreement in January 2010. These cases have been consolidated and transferred to the United States District Court for the District of Massachusetts. The defendants’ motions to dismiss were denied on April 18, 2013. Summary judgment motions were heard on January 21, 2014. The judge denied defendants’ motion regarding an overarching conspiracy and took the other motions under advisement. A jury trial on liability, which is expected to last approximately six weeks, is scheduled to begin in March 2014. If the jury returns a verdict of liability, a separate trial on damages will be scheduled. Annual sales of Nexium® were approximately $6.3 billion at the time the Teva settlement agreement was entered into, and annual sales are currently approximately $6 billion.

In January 2013, GSK filed a lawsuit against Teva for violations of the Lanham Act in the marketing of its Budeprion XL 300 mg product. The lawsuit alleges that Teva made false representations in claiming that Budeprion XL 300 mg was bioequivalent to GSK’s Wellbutrin® XL 300 mg and “implicitly communicated” that the product was as safe and efficacious as GSK’s product. At the time Teva began selling Budeprion XL 300 mg, annual sales of Wellbutrin® XL 300 mg were approximately $1 billion. In April 2013, Teva filed a motion to dismiss the complaint on the grounds that GSK cannot retroactively challenge through the Lanham Act a determination of bioequivalence made by the FDA, and that Teva’s alleged statements were not false or misleading as a matter of law.

In April 2013, purported classes of direct purchasers of and end payors for Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the United States District Court for the Eastern District of Pennsylvania. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

Starting in July 2013, 12 lawsuits have been filed in several United States District Courts by purported classes of end payors for, and direct purchasers of, Solodyn® ER (minocycline hydrochloride) against Medicis, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Medicis and the generic manufacturers violated the antitrust laws. Teva

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

entered into its agreement with Medicis in March 2009. The parties have filed motions for the creation of a multidistrict litigation, and those motions are pending. Annual sales of Solodyn® ER were approximately $380 million at the time Teva settled, and approximately $765 million at the time generic competition entered the market on a permanent basis in November 2011.

Starting in November 2013, 20 lawsuits have been filed in several United States District Courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva entities. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. The parties have filed motions for the creation of a multidistrict litigation, and those motions are pending. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and are approximately $470 million at the current time.

In January 2014, three lawsuits were filed in the United States District Court for the Southern District of New York by purported classes of end payors for Actos® and Actoplus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. At the time of the settlement, annual sales of Actos® were approximately $3.7 billion and annual sales of Actoplus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of Actos® were approximately $2.8 billion and annual sales of Actoplus Met® were approximately $430 million.

Government Investigations, Pricing and Other Investigations

Teva is involved in government investigations and litigation arising from the marketing and promotion of its specialty pharmaceutical products in the United States. Many of these investigations originate through what are known as qui tam complaints, in which the government reviews a complaint filed under seal by a whistleblower (a “relator”) that alleges violations of the federal False Claims Act. The government considers whether to investigate the allegations and will, in many cases, issue subpoenas requesting documents and other information, including conducting witness interviews. The government must decide whether to intervene and pursue the claims as the plaintiff. Once a decision is made by the government, the complaint is unsealed. If the government decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

Under the federal False Claims Act, the government (or relators who pursue the claims without the participation of the government in the case) may seek to recover up to three times the amount of damages in addition to a civil penalty of $5,500 to $11,000 for each allegedly false claim submitted to the government for payment. Generally speaking, these cases take several years for the investigation to be completed and, ultimately, to be resolved (either through litigation or settlement) after the complaint is unsealed. In addition, some states have pursued investigations under state false claims statutes or consumer protection laws, either in conjunction with a government investigation or separately. There is often collateral litigation that arises from public disclosures of government investigations, including the filing of class action lawsuits by third party payors or by shareholders alleging violations of the securities laws.

A number of state attorneys general and others have filed various actions against Teva and/or certain of its subsidiaries in the United States (collectively, the “Teva parties”) relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. The Teva parties have reached settlements in most of these cases, and remain parties to litigation in Illinois and Wisconsin. A provision for the cases has been included

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

in the financial statements. Trial in the Illinois case concluded in the fourth quarter of 2013, and the court has asked for post-trial briefing and argument. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and will argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted on February 25, 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

On September 11, 2013, the State of Louisiana filed a complaint seeking unspecified damages against 54 pharmaceutical companies, including several Teva subsidiaries. The complaint asserts that each of the defendants allegedly defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered.

Cephalon received and has responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, a federal False Claims Act complaint filed against Cephalon in the United States District Court for the Southern District of New York was unsealed. The complaint alleges off-label promotion of Treanda® and Fentora®. Although the government declined to intervene, the relator is proceeding with the matter and has filed a second amended complaint. Cephalon has filed several motions to dismiss the case, which are pending. In January 2014, a separate federal False Claims Act complaint that had been filed against Cephalon and Takeda Pharmaceuticals in the United States District Court for the Eastern District of Pennsylvania was served on Cephalon. The government has declined to intervene and the relator is proceeding with the matter. The complaint alleges off-label promotion of Fentora®, Nuvigil®, Amrix® and Provigil®.

Cephalon continues to defend against putative class action and other complaints relating to allegations of off-label promotion of Actiq®, Fentora®, Provigil® and Gabitril®. Cephalon is a defendant in a putative class action filed in the United States District Court for the Eastern District of Pennsylvania in which plaintiffs, third party payors, allege approximately $700 million in losses resulting from the promotion and prescription of Actiq® for uses not approved by the FDA despite the availability of allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. A hearing on the plaintiffs’ motion for class certification was held on July 24, 2013. If the court grants certification, a jury trial will be scheduled.

In December 2013, a putative class action on behalf of third party payors was filed in the United States District Court for the Eastern District of Pennsylvania alleging off-label promotion of Fentora®. Cephalon is defending a separate law suit with similar off-label claims involving Provigil® and Gabitril®. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law and common law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

On January 8, 2014, Teva received a civil investigative demand from the United States Attorney for the Southern District of New York seeking documents and information from January 1, 2006 to the present related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. Teva is in the process of complying with the subpoena.

Beginning in 2012, Teva received subpoenas and informal document requests from the Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the U.S. Foreign Corrupt Practices Act (the “FCPA”) in certain countries. Teva has provided and will continue to provide documents and other information to the SEC and the DOJ, and is cooperating with the government in their investigations of these matters. Teva is also conducting a voluntary worldwide investigation into certain business practices that may have FCPA implications and has engaged independent counsel to assist in its investigation. In the course of its investigation, which is continuing, Teva has identified issues in Russia, certain Eastern European countries, certain Latin American countries and other countries where it conducts business that could rise to the level of FCPA violations and/or violations of local law. Teva has brought these issues to the attention of the SEC and the DOJ. No conclusion can be drawn at this time as to any likely outcomes in these matters.

Shareholder Litigation

On December 18, 2013, a putative class action securities lawsuit was filed in the United States District Court for the Southern District of New York on behalf of purchasers of Teva’s securities between January 1, 2012 and October 29, 2013. The complaint alleges that Teva and certain directors and officers violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and that the individual defendants violated Section 20 of the Exchange Act, by making false and misleading statements that failed to disclose the existence of significant internal discord between Teva’s board of directors and senior management concerning execution of Teva’s strategies, including implementation of a cost reduction program. The plaintiff is seeking unspecified compensatory damages and reimbursement for litigation expenses.

Environmental Matters

Teva is party to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the site or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 15—EQUITY:

a.	Share capital:

As of December 31, 2013, there were 947 million ordinary shares issued (December 31, 2012—944 million). Teva shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of American Depositary Shares, each of which represents one ordinary share, on the New York Stock Exchange in the United States.

Share repurchase program

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares and American Depositary Shares, of which, as of December 31, 2013, $1.33 billion remain available for repurchases. This repurchase authorization has no time limit. Repurchases may be commenced or suspended at any time or from time to time.

The following table summarizes the shares repurchased and the amount Teva spent on these repurchases:

	Year ended December 31,
	2013	2012	2011
	(in millions)
Amount spent on shares repurchased	$497	$1,161	$899

Number of shares repurchased	12.8	28.1	19.6

b.	Registered offerings:

In December 2011, the Company filed a shelf registration statement with the U.S. Securities and Exchange Commission. Under this registration statement, Teva may, from time to time, sell shares, debt securities and/or any other securities described in the registration statement in one or more offerings.

c.	Stock-based compensation plans:

Stock-based compensation plans are comprised of employee stock option plans and restricted stock units (“RSUs”) and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with equity participation in the Company.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

On June 29, 2010, the Teva Long-Term Equity-Based Incentive Plan was approved by the shareholders, under which 70 million equivalent stock units, including both options exercisable into ordinary shares and RSUs, were approved for grant. As of December 31, 2013, 29 million equivalent stock units remained available for future awards.

In the past, Teva had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards granted under such prior plans continue in accordance with the terms of the respective plans.

The vesting period of the outstanding options and RSUs is generally 1 to 4 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options or RSUs are identical to those of the other ordinary shares of the Company. The contractual term of these options is primarily for seven years in prior plans and ten years for options granted under the 2010 plan described above.

Status of options

A summary of the status of the options as of December 31, 2013, 2012 and 2011, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2013		2012		2011
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	36,580	44.40	33,298	44.92	28,164	44.77
Changes during the year:
Granted	1,701	38.37	7,231	40.50	9,550	42.56
Exercised	(2,797)	32.17	(704)	33.36	(2,295)	30.21
Forfeited	(3,003)	45.51	(3,245)	44.76	(2,121)	48.61

Balance outstanding at end of year	32,481	45.05	36,580	44.40	33,298	44.92

Balance exercisable at end of year	17,082	47.30	14,230	44.30	11,456	41.01

The weighted average fair value of options granted during the years was estimated by using the Black-Scholes option-pricing model:

	Year ended December 31,
	2013	2012	2011
Weighted average fair value	$6.6	$7.4	$9.2

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions:

	Year ended December 31,
	2013	2012	2011
Dividend yield	3.3%	2.6%	2.0%
Expected volatility	23%	24%	27%
Risk-free interest rate	2.1%	1.3%	1.3%
Expected life term	9 years	8 years	6 years

The expected term was estimated based on the weighted average period the options granted are expected to be outstanding taking into consideration the current vesting of options and the historical exercise patterns of existing options. The expected volatility assumption used is based on a blend of the historical and implied volatility of the Company’s stock. The risk-free interest rate used is based on the yield of U.S. Treasuries with a maturity closest to the expected term of the options granted. The dividend yield assumption reflects the expected dividend yield based on historical dividends and expected dividend growth.

The following tables summarize information at December 31, 2013 regarding the number of ordinary shares issuable upon (1) outstanding options and (2) vested options:

(1) Number of ordinary shares issuable upon exercise of outstanding options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.00 - $35.10	9	20.97	0.50	165
$35.11 - $40.10	6,195	38.70	9.01	8,549
$40.11 - $45.10	13,587	42.32	5.43	—
$45.11 - $50.10	5,634	48.31	6.45	—
$50.11 - $55.10	6,428	52.54	3.37	—
$55.11 - $65.00	628	60.92	3.15	—

Total	32,481	45.05	5.84	8,714

(2) Number of ordinary shares issuable upon exercise of vested options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$10.00 - $35.10	9	20.97	0.50	165
$35.11 - $40.10	1,233	38.85	8.73	1,517
$40.11 - $45.10	6,530	42.65	2.67	—
$45.11 - $50.10	3,074	48.47	5.76	—
$50.11 - $55.10	5,852	52.78	3.04	—
$55.11 - $65.00	384	61.04	3.15	—

Total	17,082	47.30	3.80	1,682

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $40.08 on December 31, 2013, less the weighted average exercise price in each range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The total number of in-the-money options exercisable as of December 31, 2013 was 1.2 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011 was $19 million, $6 million and $35 million, respectively, based on the Company’s average stock price of $38.99, $41.63 and $45.49 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of award, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

The following table summarizes information about the number of RSUs issued and outstanding:

	Year ended December 31,
	2013		2012		2011
	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$	Number (in thousands)	Weighted average grant date fair value$
Balance outstanding at beginning of year	3,744	41.04	3,093	43.23	2,290	45.78
Granted	289	35.80	1,320	38.00	1,295	39.41
Vested	(1,222)	41.04	(519)	45.65	(389)	44.43
Forfeited	(299)	40.98	(150)	43.97	(103)	45.49

Balance outstanding at end of year	2,512	40.48	3,744	41.04	3,093	43.23

The Company has expensed compensation costs, net of estimated forfeitures, based on the grant-date fair value. For the years ended December 31, 2013, 2012 and 2011, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,
	2013	2012	2011
	(U.S. $ in millions)
Employee stock options	$40	$58	$63
Restricted stock units (“RSUs”)	24	24	28

Total stock-based compensation expense	64	82	91
Tax effect on stock-based compensation expense	14	13	13

Net effect	$50	$69	$78

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $83 million and $64 million, respectively, at December 31, 2013, and is expected to be recognized over a weighted average period of 1.1 years for stock options and a weighted average period of 1.2 years for RSUs.

d.	Dividends and accumulated other comprehensive income (loss):

1.	Dividends are declared in New Israeli Shekels (“NIS”), and paid in NIS and USD. Dividends paid per share in the years ended December 31, 2013, 2012 and 2011 were $1.28, $1.03 and $0.89, respectively. Subsequent to December 31, 2013, the Company declared an additional dividend of 1.21 NIS per share in respect of the fourth quarter of 2013.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

2.	The components of accumulated other comprehensive loss attributable to Teva are presented in the table below:

	December 31,
	2013	2012	2011
	(U.S. $ in millions)
Currency translation adjustment, net of tax	$151	$175	$(455)
Unrealized loss from available-for-sale securities, net of tax	5	(7)	(72)
Unrealized loss from cash flow hedge	(197)	(93)	(30)
Defined benefit plans, net of tax	(50)	(92)	(32)

Accumulated other comprehensive loss attributable to Teva	$(91)	$(17)	$(589)

The following table presents the changes in the components of accumulated other comprehensive loss for the year ended December 31, 2013:

	Currency translation adjustment	Unrealized gain (loss) from available- for-sale securities	Unrealized (gain) loss from cash flow hedge	Defined benefit plan items	Total accumulated other comprehensive loss
	(U.S. $ in millions)
Other comprehensive income (loss) before reclassifications	$(46)	$18	$(111)	$20	$(119)
Amounts reclassified from accumulated other comprehensive loss before tax:
Currency translation adjustment, included in financial expenses—net	17				17
Gains on marketable securities, included in financial expenses—net		(6)			(6)
Loss on derivative financial instruments, included in net revenues			7		7
Loss on defined benefit plans, included in various statement of income items**				24	24

Amounts reclassified from accumulated other comprehensive loss before tax	17	(6)	7	24	42
Net other comprehensive income (loss) before tax	(29)	12	(104)	44	(77)
Income tax related to items of other comprehensive income (loss)	5	*	*	(2)	3

Net other comprehensive income (loss) after tax	$(24)	$12	$(104)	$42	$(74)

*	Represents an amount of less than $0.5 million.
**	Affected mostly general and administrative expenses, as well as cost of sales, research and development expenses, and sales and marketing expenses.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 16—INCOME TAXES:

a.	Income before income taxes is comprised of the following:

	Year ended December 31,
	2013	2012	2011
	(U.S. $ in millions)
The Parent Company and its Israeli subsidiaries	$1,303	$1,660	$2,051
Non-Israeli subsidiaries	(53)	159	905

	$1,250	$1,819	$2,956

b.	Income taxes:

	Year ended December 31,
	2013	2012	2011
	(U.S. $ in millions)
In Israel	$197	$5	$71
Outside Israel	(240)	(142)	56

	$(43)	$(137)	$127

Current	$1,096	$564	$689
Deferred	(1,139)	(701)	(562)

	$(43)	$(137)	$127

	Year ended December 31,
	2013	2012	2011
	(U.S. $ in millions)
Income before income taxes	$1,250	$1,819	$2,956
Statutory tax rate in Israel	25%	25%	24%

Theoretical provision for income taxes	$313	$455	$709
Increase (decrease) in effective tax rate due to:
The Parent Company and its Israeli subsidiaries—
Mainly tax benefits arising from reduced tax rates under benefit programs	(535)	(520)	(501)
Amendment 69 payments and finalization of prior years’ tax audits, net of decrease of related uncertain tax positions	248	—	—
Non-Israeli subsidiaries	(275)	(83)	(143)
Increase in other uncertain tax positions—net	206	11	62

Effective consolidated income taxes	$(43)	$(137)	$127

The effective tax rate is the result of a variety of factors, including the geographic mix and type of products sold during the year, different effective tax rates applicable to non-Israeli subsidiaries that have tax rates above Teva’s average tax rates, the impact of impairment, restructuring and legal settlement charges and adjustments to valuation allowances on deferred tax assets on such subsidiaries, as well as the Company’s election to adopt Amendment 69, see note 16f. Tax benefits resulting from mergers between subsidiaries and incentive programs to which Teva’s subsidiaries are entitled further reduced the effective tax rate for 2013. The finalization of 2005-2007 tax audits and the tax payment under Amendment 69 of the Investment Law in 2013 have increased the tax charges in 2013 attributable to the Parent Company and its Israeli subsidiaries.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

c.	Deferred income taxes:

	Year ended December 31,
	2013	2012
	(U.S. $ in millions)
Short-term deferred tax assets—net:
Inventory related*	$405	$359
Sales reserves and allowances	321	300
Provision for legal settlements	235	128
Carryforward losses and deductions*	179	242
Provisions for employee-related obligations	81	79
Other	75	20

	1,296	1,128
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(249)	(5)

	$1,047	$1,123

Long-term deferred tax assets (liabilities)—net:
Intangible assets	$(1,412)	$(1,883)
Carryforward losses and deductions**	1,415	949
Property, plant and equipment	(181)	(122)
Provisions for employee related obligations	19	14
Other	60	24

	(99)	(1,018)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(542)	(721)

	$(641)	$(1,739)

	$406	$(616)

*	Reclassified amounts in 2012.
**	This amount represents the tax effect of carry forward losses and deductions with the following expirations: 2015-2016—$382 million; 2017-2023—$246 million; 2024 and thereafter—$188 million. The remaining balance—$599 million—can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2013	2012
	(U.S. $ in millions)
Current assets—deferred income taxes	$1,084	$1,142
Current liabilities—other current liabilities	(37)	(19)
Other non-current assets	606	110
Long-term liabilities—deferred income taxes	(1,247)	(1,849)

	$406	$(616)

Deferred taxes have not been provided for tax-exempt profits earned by the Company from Approved Enterprises through December 31, 2013 (except to the extent released due to payments made in 2013 under

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Amendment 69 of the Investment Law, as described below), as the Company intends to permanently reinvest these profits and does not currently foresee a need to distribute dividends out of these earnings. For the same reason, deferred taxes have not been provided for distributions of income from the Company’s foreign subsidiaries. See Note 16f.

d.	Uncertain tax positions:

The following table summarizes the activity of Teva’s unrecognized tax benefits:

	Year ended December 31,
	2013	2012	2011
	(U.S. $ in millions)
Balance at the beginning of the year	$903	$907	$795
Decrease related to prior year tax positions, net	29	(10)	(45)
Increase related to current year tax positions	176	151	131
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitations	(461)	(146)	(20)
Liabilities assumed in acquisitions	—	—	52
Other	18	1	(6)

Balance at the end of the year	$665	$903	$907

Uncertain tax positions, mainly of a long-term nature, included accrued potential penalties and interest of $75 million, $144 million and $115 million, at December 31, 2013, 2012 and 2011, respectively. The total amount of interest and penalties in the consolidated statements of income was a net release of $69 million for the year ended December 31, 2013 and a net increase of $29 million and $21 million for the years ended December 31, 2012 and 2011, respectively. Substantially all the above uncertain tax benefits, if recognized, would reduce Teva’s annual effective tax rate. Teva does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

e.	Tax assessments:

We file income tax returns in various jurisdictions with varying statutes of limitations. The Parent Company and its subsidiaries in Israel have received final tax assessments through tax year 2007.

In 2013, Teva settled the 2005-2007 income tax assessments with the Israeli tax authorities, paying $213 million. No further taxes are due in relation to these years. Certain guidelines which were set pursuant to the agreement reached in relation to the 2005-2007 assessment will also be implemented in the audit of tax years 2008-2011, and are reflected in the provisions.

Following the audit of Teva’s 2008 Israeli corporate tax returns, the Israeli tax authorities issued a tax assessment, challenging the Company’s positions on several issues. Teva has protested the assessment. The Company believes it has adequately provided for these items and that any adverse results would have an immaterial impact on Teva’s financial statements.

The Company’s subsidiaries in North America and Europe have received final tax assessments mainly through tax year 2005.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Most of the Parent Company’s industrial projects and those of several of its Israeli subsidiaries have been granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments (“Investment Law”). For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits—i.e., the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% is applied. One Approved Enterprise of an Israeli subsidiary enjoyed special benefits under the “Strategic Investment Track”; income accrued under this track during the benefits period was exempt from tax, and dividends distributed from such income are also exempt from Israeli tax.

Teva is a foreign investors company, or FIC, as defined by the Israeli Investment Law. Under the incentives regime that applied to Teva until 2013, FICs were entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Depending on the foreign ownership in each tax year, the tax rate ranged between 10% (when foreign ownership exceeded 90%) to 25% (when the foreign ownership was below 49%).

Pursuant to Amendment 69 to the Israeli Investment Law (“Amendment 69”), a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

During 2013, Teva applied the provisions of Amendment 69 to certain exempt profits accrued prior to 2012 by Teva and one of its Israeli subsidiaries. Consequently, the Company paid $577 million corporate tax on exempt income of $9.4 billion. Part of this income was distributed as dividends during 2013, while the remainder is available to be distributed as dividends in future years with no additional corporate tax liability. As a result, Teva is required to invest $286 million in its industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise.

The amount of tax-exempt profits earned by the Company from Approved Enterprises through December 31, 2013 that were not released under Amendment 69 is approximately $9.7 billion, and the tax that would have been payable had the Company distributed dividends out of that income is approximately $1.5 billion. However, deferred taxes have not been provided for such tax-exempt income, as the Company intends to permanently reinvest these profits and does not currently foresee a need to distribute dividends out of these earnings (see note 1p).

Likewise, the Company intends to reinvest, rather than distribute, dividends from the income of its foreign subsidiaries. An assessment of the tax that would have been payable had the Company’s foreign subsidiaries

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

distributed their income to the Company is not practicable because of the multiple levels of corporate ownership and multiple tax jurisdictions involved in each hypothetical dividend distribution.

Income not eligible for Approved Enterprise benefits is taxed at a regular rate, which was 25% in 2013 (increased to 26.5% in 2014 and onwards).

Under an amendment 68 to the Israeli Investment Law (“Amendment 68”), upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (“Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during their benefits period. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Industrial Companies will be freely distributable as dividends, subject to a withholding tax of 20% or lower, under an applicable tax treaty. “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company”, the approval of three governmental authorities in Israel is required.

Teva intends to apply the new incentives regime under Amendment 68 to its qualifying Israeli operations starting in 2014, and believes it will qualify as an “Industrial Company” under the new law.

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

NOTE 17—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

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

The counterparties to the derivatives are comprised mainly of major banks and, in light of the current financial environment, the Company is monitoring the associated inherent credit risks. The Company does not enter into derivative transactions for trading purposes.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Derivative instrument disclosure:

The following table summarizes the notional amounts for hedged items, for transactions designated as hedge accounting:

	December 31,
	2013	2012
	(U.S. $ in millions)
Interest rate swap—cash flow hedge	$—	$1,100
Interest rate swap—fair value hedge	2,500	1,550
Cross currency swap—cash flow hedge	1,875	1,875
Forecasted transactions—cash flow hedge	300	200

The following table summarizes the classification and fair values of derivative instruments:

		Fair value
		December 31,
	Reported under	2013	2012
		(U.S. $ in millions)
Asset derivatives—interest rate swap—fair value hedge designated as hedging instruments	Other current assets	$2	$4
Liability derivatives—interest rate swap—cash flow hedge designated as hedging instruments	Other current liabilities	—	(4)
Liability derivatives—interest rate swap—fair value hedge designated as hedging instruments	Senior notes and loans	(233)	(14)
Liability derivatives—cross currency swap—cash flow hedge designated as hedging instruments	Senior notes and loans	(203)	(91)
Liability derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current liabilities	(17)	(29)
Asset derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current assets	28	20

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $76 million and losses of $45 million were recognized under financial expenses—net for the years ended December 31, 2013 and 2012, respectively. Such losses offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $35 million and $18 million were recognized under financial expenses—net for the years ended December 31, 2013 and 2012, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

c.	Securitization:

In April 2011, Teva established an accounts receivable securitization program with BNP Paribas Bank (“BNP Paribas”). Under the program, Teva sells, on an ongoing basis, certain accounts receivable and the right to the collections on those accounts receivable to BNP Paribas.

Once sold to BNP Paribas, the accounts receivable and rights to collection are separate and distinct from Teva’s own assets. These assets are unavailable to Teva’s creditors should Teva become insolvent. BNP Paribas has all the rights ensuing from the sale of the securitized accounts receivable, including the right to pledge or

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

exchange the assets it received. Consequently, the accounts receivable in Teva’s consolidated balance sheets is presented net of the securitized receivables.

As of December 31, 2013 and 2012, the balance of Teva’s securitized assets sold amounted to $590 million and $535 million, respectively. Gains and losses related to these transactions were immaterial for the three years ended December 31, 2013.

The following table summarizes the net balance outstanding due to outstanding securitization programs:

	As of and for the year ended December 31,
	2013	2012
	(U.S. $ in millions)
Sold receivables at the beginning of the year	$535	$435
Proceeds from sale of receivables	3,662	3,491
Cash collections (remitted to the owner of the receivables)	(3,635)	(3,393)
Effect of currency exchange rate changes	28	2

Sold receivables at the end of the year	$590	$535

NOTE 18—FINANCIAL EXPENSES- NET:

	Year ended December, 31
	2013	2012	2011
	(U.S. $ in millions)
Interest expenses and other bank charges	$314	$355	$234
Foreign exchange losses—net	8	25	16
Income from investments	(32)	(26)	(44)
Gain from interest rate swap transaction	—	—	(53)
Expenses mainly from senior notes prepayment	109	32	—

Total finance expense—net	$399	$386	$153

NOTE 19—LEGAL SETTLEMENTS AND LOSS CONTINGENCIES:

Legal settlements and loss contingencies for 2013 amounted to $1.5 billion, compared to $715 million in 2012. The 2013 expenses are composed mainly of additional charges of $930 million relating to the settlement of the pantoprazole patent litigation and $495 million relating to the modafinil antitrust litigation.

NOTE 20—IMPAIRMENTS, RESTRUCTURING AND OTHERS:

Impairments, restructuring and others consisted of the following:

	Year ended December 31 ,
	2013	2012	2011
	(U.S. $ in millions)
Impairment of long-lived assets (see also notes 6 and 8)	$524	$1,071	$201
Restructuring	201	221	192
Contingent consideration	36	(40)	—
Acquisition costs and other expenses	27	7	37

Total	$788	$1,259	$430

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Impairments

In determining the estimated fair value of the long-lived assets, Teva utilized a discounted cash flow model. The key assumptions within the model related to forecasting future revenue and operating income, an appropriate weighted average cost of capital, and an appropriate terminal value based on the nature of the long-lived asset. The Company’s updated forecasts of net cash flows for the impaired assets reflect, among other things, the following: (i) for research and development in-process assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risks associated with these assets; and (ii) for product rights, an increased competitive environment.

Charges for impairments, restructuring and others in 2013 amounted to $788 million, compared to $1.3 billion for 2012.

Impairment of long-lived assets in 2013 amounted to $524 million, comprised of:

1.	Identifiable intangible assets—$393 million:

a.

Product rights impairment of $227 million are comprised mainly of a $112 million impairment due to current market conditions and supply chain challenges in Japan, product rights impairment of $41 million of multiple products in Europe, and a $23 million impairment of product rights for Cenestin® related to API constraints. Impairments of product rights for the year ended December 31, 2012 were $233 million.

b.

In-process R&D impairments of $166 million are comprised mainly of a $99 million impairment of armodafinil (Nuvigil®) for the treatment of bi-polar disorder following the negative results of the third pivotal clinical trial and a $54 million impairment of Zoely® following negative Phase III trial results. Impairment of in-process R&D for the year ended December 31, 2012 amounted to $625 million.

2.	Non-current investments of $70 million mainly comprised of Mediwound for $25 million and Andromeda for $15 million. Impairments of non-current investments for the year ended December 31, 2012 amounted to $23 million.

3.	Property, plant and equipment—$61 million, based on management decisions regarding their expected use, which triggered a reassessment of fair value. In 2012, property, plant and equipment impairment was $190 million.

Restructuring

For the year ended December 31, 2013, Teva recorded $201 million of restructuring expenses, compared to $221 million for the year ended December 31, 2012.

In October 2013, management announced the acceleration of its company-wide cost-savings plan, which will include several initiatives including a reduction in the number of employees. Most costs are likely to be incurred throughout 2014 as the details of the plan are finalized and accounting criteria for expense recognition are met.

Contingent consideration

For the year ended December 31, 2013, Teva recorded a contingent consideration expense of $36 million mainly due to changes in evaluation factors on in-process R&D purchased in the Cephalon acquisition, compared to a contingent consideration benefit of $40 million recorded mainly as a result of impairing long-lived assets during 2012, which decreased associated milestone payment liabilities, previously recorded in connection with the Cephalon acquisition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 21— SEGMENTS:

Financial reports to Teva’s chief operating decision maker (“CODM”) evolve over time as Teva’s business develops, as well as following major acquisitions. Since 2009, Teva had reported under a notion of a “One Teva.” During 2013, Teva completed a comprehensive review of its strategy, organizational and business structure and implemented changes to support the new strategy.

Following the recent changes, Teva determined that its business includes two reportable segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system, oncology and respiratory indications, as well as those marketed in the women’s health and other specialty businesses.

Teva’s other activities include the over the counter (“OTC”) medicines business, distribution activity mainly in Israel and Hungary, medical devices and until January 2013, animal health. The OTC activity is primarily conducted through a joint venture with The Procter & Gamble Company, which combines Teva’s production capabilities and market reach with Procter & Gamble’s marketing expertise and expansive global platform.

Teva’s chief executive officer, who is the CODM, reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines, and revenues by geographical markets.

The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in note 1 to the consolidated financial statements.

Segment profitability is comprised of gross profit for the segment, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and non-recurring items.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by operating segment, and therefore Teva does not report asset information by operating segment.

In 2014, Teva’s new chief executive officer is anticipated to review the Company’s strategy and organizational structure. Any changes in strategy may lead to a reevaluation of Teva’s current segments and goodwill assignment.

a.	Segment information

The following table presents segment revenues and profitability for the past three years:

	Generics			Specialty
	Year ended December 31,			Year ended December 31,
	2013	2012	2011	2013	2012	2011
	(U.S.$ in millions)			(U.S.$ in millions)
Revenues	$9,906	$10,385	$10,196	$8,402	$8,150	$6,493
Gross profit	4,095	4,518	4,605	7,326	7,173	5,622
R&D expenses	494	485	459	909	793	616
S&M expenses	1,945	1,971	2,087	1,850	1,686	1,099

Segment profitability	$1,656	$2,062	$2,059	$4,567	$4,694	$3,907

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following table presents a reconciliation of our segment profitability to Teva’s consolidated operating income for the past three years:

	Year ended December 31,
	2013	2012	2011
	(U.S.$ in millions)
Generic medicines profitability	$1,656	$2,062	$2,059
Specialty medicines profitability	4,567	4,694	3,907

Total segment profitability	6,223	6,756	5,966
Profitability of other activities	214	197	219

Total profitability	6,437	6,953	6,185
Amounts not allocated to segments:
Amortization	1,180	1,272	707
General and administrative expenses	1,239	1,238	932
Legal settlements and loss contingencies	1,524	715	471
Impairments, restructuring and others	788	1,259	430
Other unallocated amounts	57	264	536

Consolidated operating income	1,649	2,205	3,109

Financial expenses—net	399	386	153

Consolidated income before income taxes	$1,250	$1,819	$2,956

b.	Segment revenues by geographic area:

	Year ended December 31,
	2013	2012	2011
	(U.S.$ in millions)
Generic Medicines
United States	$4,181	$4,381	$3,957
Europe*	3,485	3,482	3,929
Rest of the World	2,240	2,522	2,310

Total Generic Medicines	9,906	10,385	10,196
Specialty Medicines
United States	6,026	5,857	4,804
Europe*	1,706	1,575	1,108
Rest of the World	670	718	581

Total Specialty	8,402	8,150	6,493
Other Revenues
United States	254	200	39
Europe*	797	741	760
Rest of the World	955	841	824

Total Other Revenues	2,006	1,782	1,623

Total Revenues	$20,314	$20,317	$18,312

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

c.	Net revenues from specialty medicines were as follows:

	Year ended December 31,
	2013	2012	2011
	(U.S. $ in millions)
CNS	$5,505	$5,464	$4,412
Copaxone®	4,328	3,996	3,570
Azilect®	371	330	290
Nuvigil®	320	347	86
Provigil®	91	417	350
Oncology	982	860	268
Treanda®	709	608	131
Respiratory	905	856	878
ProAir®	429	406	436
Qvar®	328	297	305
Women’s health	463	448	438
Other Specialty	547	522	497

Total Specialty Medicines	$8,402	$8,150	$6,493

A significant portion of our revenues, and a higher proportion of our profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of our specialty medicines are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, we no longer have patent exclusivity on these products, and, subject to regulatory approval, generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular specialty medicine in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect our results of operations and financial condition.

In particular, as a result of a successful patent challenge in the United States, we are facing the loss of U.S. patent exclusivity in May 2014 for Copaxone®, our leading specialty medicine. As a result, we may face generic competition in the United States for the 20mg version as early as May 2014. We are in discussions with the FDA regarding clinical trial requirements for any proposed generic version of Copaxone®, and we are not aware of the imminent approval of such a product. Nonetheless, the introduction of any generic competition (even a purported generic) for Copaxone® would likely have a material adverse effect on our financial results and cash flow. Moreover, our business strategy for Copaxone® relies heavily on the successful introduction of a three-times-a-week product and the migration of a substantial percentage of current daily Copaxone® patients to this new version. The failure to achieve our objectives for the new version would likely have a material adverse effect on our financial results and cash flow.

In 2013, revenues from Copaxone® were approximately $3.2 billion in the U.S. (approximately 30% of our total 2013 U.S. revenues) and approximately $1.1 billion in markets outside the U.S. (approximately 11% of our total 2013 non-U.S. revenues).

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and non-recurring items. Our MS franchise profitability was $3.3 billion, $3.0 billion and $2.8 billion in 2013, 2012 and 2011, respectively. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 76%, 74% and 79% in 2013, 2012 and 2011, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

d.	Supplemental data—major customers:

The percentages of total consolidated revenues for the years ended December 31, 2013, 2012 and 2011 to one customer were 17%, 16% and 14%, respectively. The percentage of total consolidated revenues for another customer accounted for 13% for the year ended December 31, 2013. Most of Teva’s revenues from these customers were made in the United States. The balance due from the Company’s largest customer accounted for 23% of the gross trade accounts receivable at December 31, 2013. Sales reserves and allowances on these balances are recorded in current liabilities (refer to note 11).

e.	Property, plant and equipment—by geographical location were as follows:

	December 31,
	2013	2012	2011
	(U.S. $ in millions)
Israel	$1,834	$1,649	$1,459
United States	852	896	1,053
Hungary	526	498	388
Japan	492	644	765
Croatia	479	415	311
Germany	403	367	317
Other	2,049	1,846	1,654

Total property, plant and equipment	$6,635	$6,315	$5,947

NOTE 22—EARNINGS PER SHARE:

The net income attributable to Teva and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(U.S. $ in millions)
Net income attributable to Teva	$1,269	$1,963	$2,759

Net income used for the computation of diluted earnings per share	$1,269	$1,963	$2,759

Weighted average number of shares used in the computation of basic earnings per share	849	872	890
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	1	1	2
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	*	*	1

Weighted average number of shares used in the computation of diluted earnings per share	850	873	893

*	Represents an amount of less than 0.5 million.

In computing dilutive earnings per share for the years ended December 31, 2013, 2012 and 2011, no account was taken of the potential dilution of the assumed exercise of employee stock options, amounting to 7 million, 6 million and 4 million weighted average shares, respectively, since they had an anti-dilutive effect on earnings per share.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 10, 2014 appearing in the 2013 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel February 10, 2014	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2013

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2013	$145	$44	$3	$(5)	$187

Year ended December 31, 2012	$116	$32	$5	$(8)	$145

Year ended December 31, 2011	$126	$20	$(6)	$(24)	$116

Allowance in respect of carryforward tax losses:
Year ended December 31, 2013	$726	$182	$—	$(117)	$791

Year ended December 31, 2012	$452	$384	$2	$(112)	$726

Year ended December 31, 2011	$211	$124	$198	$(81)	$452

S-2