Form 20-F
period 2014-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2015-02-09
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Eyal Desheh

Group Executive Vice President, Chief Financial Officer

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

851,871,888 Ordinary Shares

729,850,138 American Depositary Shares

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to “net revenues.” References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. References to “MS” are to Multiple Sclerosis. Market data, including both sales and share data, is based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to Rest of the World markets. References to “P&G” are to The Procter & Gamble Company and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G. References to “R&D” are to Research and Development. References to “S&M” are to Selling and Marketing. References to “G&A” are to General and Administrative.

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

You should understand that many important factors, in addition to those discussed or incorporated by reference in this report, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include, in addition to others not described in this report, those described under “Item 3- Key Information—Risk Factors.” These are factors that we think could cause our actual results to differ materially from expected results.

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

The following selected operating data for each of the years in the three-year period ended December 31, 2014 and selected balance sheet data at December 31, 2014 and 2013 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected operating data for each of the years in the two-year period ended December 31, 2011 and selected balance sheet data at December 31, 2012, 2011 and 2010 are derived from our audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

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

Operating Data

	For the year ended December 31,
	2014	2013	2012	2011	2010
	U.S. dollars in millions (except per share amounts)
Net revenues	20,272	20,314	20,317	18,312	16,121
Cost of sales	9,216	9,607	9,665	8,797	7,056

Gross profit	11,056	10,707	10,652	9,515	9,065
Research and development expenses	1,488	1,427	1,356	1,095	951
Selling and marketing expenses	3,861	4,080	3,879	3,478	2,968
General and administrative expenses	1,217	1,239	1,238	932	865
Impairments, restructuring and others	650	788	1,259	430	408
Legal settlements and loss contingencies	(111)	1,524	715	471	2

Operating income	3,951	1,649	2,205	3,109	3,871
Financial expenses—net	313	399	386	153	225

Income before income taxes	3,638	1,250	1,819	2,956	3,646
Income taxes	591	(43)	(137)	127	283
Share in losses of associated companies—net	5	40	46	61	24

Net income	3,042	1,253	1,910	2,768	3,339
Net income (loss) attributable to non-controlling interests	(13)	(16)	(53)	9	8

Net income attributable to Teva	3,055	1,269	1,963	2,759	3,331

Earnings per share attributable to Teva:
Basic ($)	3.58	1.49	2.25	3.10	3.72

Diluted ($)	3.56	1.49	2.25	3.09	3.67

Weighted average number of shares (in millions):
Basic	853	849	872	890	896

Diluted	858	850	873	893	921

Balance Sheet Data

	As at December 31,
	2014	2013	2012	2011	2010
	(U.S. dollars in millions)
Financial assets (cash, cash equivalents and marketable securities)	2,601	1,245	3,089	1,748	1,549
Working capital (operating assets minus liabilities)	1,642	2,493	3,589	3,937	3,835
Total assets	46,420	47,508	50,609	50,142	38,152
Short-term debt, including current maturities	1,761	1,804	3,006	4,280	2,771
Long-term debt, net of current maturities	8,566	10,387	11,712	10,236	4,110

Total debt	10,327	12,191	14,718	14,516	6,881
Total equity	23,355	22,636	22,867	22,343	22,002

Dividends

We have paid dividends on a regular quarterly basis since 1986. Our dividend policy is regularly reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing our debt obligations. Dividends are declared and paid in NIS. Dividends are converted into U.S. dollars and paid by the depositary of our American Depositary Shares (“ADSs”) for the benefit of owners of ADSs, and are subject to exchange rate fluctuations between the NIS and the U.S. dollar between the declaration date and the date of actual payment. Commencing in April 2015, our dividends will be declared and paid in U.S. dollars.

Dividends paid by an Israeli company to non-Israeli residents are generally subject to withholding of Israeli income tax at a rate of up to 25%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. A 15% tax will be withheld on the dividend declared and distributed for the fourth quarter of 2014.

The following table sets forth the amounts of the dividends declared in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share).

	2014	2013	2012	2011	2010
	In cents per share
1st interim	34.7	32.0	26.3	23.2	18.8
2nd interim	35.3	32.2	25.0	23.5	18.1
3rd interim	32.1	32.6	25.7	21.9	19.3
4th interim	33.8	34.3	31.1	26.8	21.8

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

Our financial results depend upon our ability to develop and commercialize additional generic and specialty pharmaceutical products, particularly after the expiration of our U.S. Orange Book patents covering our leading specialty medicine, Copaxone®. Commercialization requires that we successfully develop, test and manufacture both generic and specialty products. All of our products must receive regulatory approval and meet (and continue to comply with) regulatory and safety standards; if health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market.

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

Any substantial decrease in the revenues derived from our specialty medicines would have an adverse effect on our results of operations, several of which currently face, or will soon face, intense competition. Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and non-recurring items. Our MS franchise profitability was $3.2 billion, $3.3 billion, and $3.0 billion in 2014, 2013 and 2012, respectively. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 75%, 76%, and 74% in 2014, 2013 and 2012, respectively.

Although Copaxone® remains the leading therapy for multiple sclerosis to date, the market for MS treatments continues to change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Tecfidera® by Biogen, Gilenya® by Novartis, and Aubagio® by Genzyme, continue to present significant and increasing competition. Copaxone® also faces competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia® and Rebif®, as well as from the two monoclonal antibodies Tysabri® and Lemtrada®. The new oral treatments provide especially intense competition in light of their substantial convenience in comparison to injectables such as Copaxone®. Also, our U.S. Orange Book patents on Copaxone® expired in May 2014 and, subject to further judicial review, in September 2015. As a result, a generic version of our 20mg/20mL product could be sold in the United States if FDA approval is obtained. In addition, our business strategy for Copaxone® relies heavily on the continued migration of a substantial percentage of current daily Copaxone® patients to a new three-times-a-week version and the maintenance of patients on this new version. The failure to achieve our objectives for the new version would likely have a material adverse effect on our financial results and cash flow.

We may be subject to material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters.

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

For several years, we have been conducting a voluntary worldwide investigation into business practices that may have implications under the FCPA. We have engaged outside counsel to assist in the investigation, which was prompted by the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the FCPA in certain countries. We have provided, and will continue to provide, documents and other information to the SEC and the DOJ, and are cooperating with these agencies in their investigations of these matters. In the course of our investigation, which is continuing, we have identified certain business practices and transactions in Russia, certain Eastern European countries, certain Latin American countries and other countries in which we conduct business, which likely constitute violations of the FCPA and/or local law. In connection with our investigation, we have also become aware that affiliates in certain countries under investigation provided to local authorities inaccurate or altered information relating to marketing or promotional practices. We have brought and continue to bring these issues to the attention of the SEC and the DOJ.

Our internal investigation is not complete and additional issues or facts could become known to management as the investigation continues, which may expand the scope or severity of the potential violations and/or extend to additional jurisdictions. Our investigation is expected to continue through the end of 2015, and may continue beyond that date.

We cannot predict at this time the impact on the Company as a result of these matters and accordingly cannot assure you that we will not be materially and adversely affected. The DOJ, SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose (on the Company and/or individuals) for violations of the FCPA and other similar laws. We may be required to pay material fines and/or penalties and/or disgorge any profits earned from improper conduct. Our operations in the affected countries may be negatively impacted, and we may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. In addition, there can be no assurance that the remedial measures we have taken and will take in the future will be effective or that there will not be a finding of a material weakness in our internal controls. Any one or more of the foregoing could have a material adverse effect on our reputation and our business, financial condition or results of operations.

Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.

We must invest increasingly significant resources to develop specialty medicines (including our strategic focus on developing new therapeutic entities, as well as the development of complex generics), both through our own efforts and through collaborations and in-licensing or acquisition of products from or with third parties. The development of specialty medicines involves processes and expertise different from those used in the development of generic medicines, which increases the risks of failure that we face. For example, the time from discovery to commercial launch of a specialty medicine can be 15 years or even longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive approval processes which can vary from country to country. The longer it takes to develop a product, the less time there will be for us to recover our development costs and generate profits.

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

In October 2013, we accelerated the goals of our previously announced cost reduction program to $2.0 billion by the end of 2017, with half of that to be achieved by the end of 2014 and 70% by the end of 2015. As part of the acceleration, we planned to reduce our employee headcount by approximately 10% by the end of 2014. This program, the first of its magnitude in our history, is a significant pillar of our strategy, with much of the expected savings targeted for reinvestment in our business. The announced plan for headcount reductions has generated intense governmental and union opposition in Israel and may generate similar opposition in European countries and other locations where we have significant numbers of unionized employees. If such opposition limits our ability to carry out workforce-related aspects of our cost savings program or causes us to grant significant financial concessions, our ability to achieve planned cost reductions will be further impacted. If we are unable to achieve our cost reduction targets during the expected timeframes, our results of operations will be negatively affected and our ability to execute other aspects of our strategy may be slowed or undermined.

We may not be able to find or successfully bid for suitable acquisition targets or licensing opportunities, or consummate and integrate future acquisitions.

As a key part of our strategy, we continue to be engaged in various stages of evaluating or pursuing potential acquisitions, collaborations and licenses, among other transactions. Our reliance on acquisitions and other transactions as sources of new specialty and other products, or a means of growth, involves risks that could adversely affect our future revenues and operating results. For example:

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

Such settlement agreements may further expose us to claims by purchasers of the products for unlawfully inhibiting competition. We are currently defendants in private antitrust actions involving numerous settlement agreements.

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

In 2014, approximately 48% of our revenues came from sales outside the United States. As a result, we are currently subject to significant foreign currency risks, including repatriation restrictions in certain countries, and may face heightened risks as we enter new markets. An increasing proportion of our sales, particularly in Latin America, Central and Eastern European countries and Asia, is recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. For example, in 2014, decreases in the value of the Russian ruble resulted in a negative effect of approximately $122 million on our revenues. We may also be exposed to credit risks in some of these markets. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

In particular, although the majority of our net sales and operating costs is recorded in, or linked to, the U.S. dollar, our reporting currency, in 2014 we recorded sales and expenses in 40 other currencies. Approximately 59% of our operating costs in 2014 were incurred in currencies other than the U.S. dollar, particularly in euros, Israeli shekels, Hungarian forints, Canadian dollars, Japanese yen and the British pound. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

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

We are currently engaged in lawsuits challenging the validity and/or enforceability of the U.S. patents covering Copaxone®, Fentora® and Treanda®. For example, Treanda® faces patent challenges from 17 ANDA filers and one 505(b)(2) filer, and if we are unable to enforce our patents, which expire between 2026 and 2031, generic competition could commence as early as September 2015. While we intend to defend the validity of these patents vigorously, and will seek to use all appropriate methods to prevent their infringement, such efforts are expensive and time consuming. Due to the nature of litigation, there can be no assurance that such efforts will be successful. Our ability to enforce our patents also depends on the laws of individual countries and each country’s practices regarding the enforcement of intellectual property rights. The loss of patent protection or regulatory exclusivity on these or other specialty medicines could materially impact our business, results of operations, financial conditions or prospects.

We also rely on trade secrets, unpatented proprietary know-how, trademarks, regulatory exclusivity and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. If these agreements are breached, it is possible that we will not have adequate remedies. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or we may not be able to maintain the confidentiality of information relating to such products.

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

Significant developments that may affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act of 2010, and (ii) trends in the practices of managed care groups and institutional and governmental purchasers. Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Healthcare reform legislation has increased the number of patients who have insurance coverage for our products, but provisions such as the assessment of a branded pharmaceutical manufacturer fee and an increase in the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on us. It is uncertain how current and future reforms in these areas will influence the future of our business operations and financial condition.

In addition, “tender systems” for generic pharmaceuticals have been implemented (by both public and private entities) in a number of significant markets in which we operate, including Germany and Russia, in an effort to lower prices. Under such tender systems, manufacturers submit bids that establish prices for generic pharmaceutical products. These measures impact marketing practices and reimbursement of drugs and may further increase pressure on reimbursement margins. Certain other countries may consider the implementation of a tender system. Failing to win tenders, or the implementation of similar systems in other markets leading to further price declines, could have a material adverse effect on our business, financial position and results of operations.

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

Our products are either manufactured at our own facilities or obtained through supply agreements with third parties. Many of our products are the result of complex manufacturing processes, and some require highly specialized raw materials. For some of our key raw materials, we have only a single, external source of supply, and alternate sources of supply may not be readily available. For example, we purchase raw materials for most of our oral contraceptive products, which make up a substantial portion of our women’s health business, exclusively or primarily from the same external source. If our supply of certain raw materials or finished products is interrupted from time to time, or proves insufficient to meet demand, our results of operations could be adversely impacted. Moreover, as we streamline our production capacity, we may become more dependent on certain plants and operations for our supply.

We also rely on complex shipping arrangements to and from the various facilities of our supply chain. Customs clearance and shipping by land, air or sea routes rely on and may be affected by factors that are not in our full control or are hard to predict.

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

We face intense competition in our specialty pharmaceutical business. Many of our competitors are larger and/or have substantially longer experience in the development and marketing of branded, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we must demonstrate to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise better established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

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

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2014 accounted for 18% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products.

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

To the extent that we succeed in being the first to market a generic version of a product, and particularly if we are the only company authorized to sell during the 180-day period of exclusivity in the U.S. market, as provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. Even after the exclusivity period ends, there is often continuing benefit from being the first generic product in the market.

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

If we sell products prior to a final court decision, whether in the United States, Europe or elsewhere, and such decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and to face substantial liabilities for patent infringement, in the form of either payment for the innovator’s lost profits or a royalty on our sales of the infringing products. These damages may be significant, and could materially adversely affect our business. In the United States, in the event of a finding of willful infringement, the damages assessed may be up to three times the profits lost by the patent owner. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. As a result, the damages assessed may be significantly more than our profits. In addition, even if we do not suffer damages, we may incur significant legal and related expenses in the course of successfully defending against infringement claims.

We may be susceptible to significant product liability claims that are not covered by insurance.

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. As our portfolio of available products expands, we may experience increases in product liability claims asserted against us. The potential for product liability claims may increase further upon the implementation of proposed regulations in the U.S. that would permit companies to change the labeling of their generic products.

With respect to product liability exposure for products we sell outside of the United States, we have limited insurance coverage, which is subject to varying levels of deductibles and/or self-insured retentions. For product liability exposure in the United States, although in the past we have had limited coverage, with very high deductibles and/or self-insured retentions, we are no longer buying coverage for product liability claims arising in the United States. Product liability coverage for pharmaceutical companies, including us, is increasingly expensive and difficult to obtain on reasonable terms. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds.

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

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes. A number of state attorneys general and others have filed lawsuits alleging that we and other pharmaceutical companies reported inflated average wholesale prices, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Such allegations could, if proven or settled, result in additional monetary penalties (beyond the lawsuits we have already settled) and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of governmental investigations regarding drug reimbursement or pricing issues. See “Government Investigations and Litigation Relating to Pricing and Marketing” in note 14 to our consolidated financial statements.

The large amount of long lived assets recorded on our balance sheet may continue to lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets, goodwill and property, plant and equipment, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill, identifiable intangible assets and property, plant and equipment on our consolidated balance sheet has increased approximately 50% in the past five years to $30.5 billion as a result of our acquisitions, and may increase further following future acquisitions. For example, in 2014 we recorded impairment charges on long-lived assets of $387 million. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

We have significantly increased our leverage in recent years and more frequently engage in refinancing activities, making us increasingly reliant on access to the capital markets at favorable terms.

Our short- and long-term indebtedness has approximately doubled over the past five years. As a result, our principal and interest payment obligations have increased, as have our costs relating to financing activities. The degree to which we are leveraged could affect our ability to obtain additional financing for acquisitions, refinancing of existing debt, working capital, or other purposes and could make us more vulnerable to industry downturns and competitive pressures as well as interest rate and other refinancing risks. In addition, capital markets have been more volatile in recent years. Such volatility may adversely affect our ability to obtain financing on favorable terms at a time when we need to access the capital markets regularly. Our ability to refinance existing debt and meet our debt service obligations will be dependent upon our future performance and access to the capital markets, which will be subject to financial, business and other factors affecting our operations (including our long-term unsecured credit ratings), many of which are beyond our control.

Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions, and significant judgment is required in determining our provision for income taxes. Likewise, we are subject to audit by tax authorities in many jurisdictions. In such audits, our interpretation of tax legislation may be challenged and tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions under our inter-company agreements.

For example, in 2013, we paid the Israeli tax authorities approximately $790 million in additional income taxes, applying the provisions of Amendment 69 to the Israeli Law for the Encouragement of Capital Investments, 1959 to certain previously tax-exempt profits, as well as to settle tax assessments for the years 2005 to 2007. Although we believe our estimates are reasonable, the ultimate outcome of such audits and related litigation could be different from our provision for taxes and may have a material adverse effect on our consolidated financial statements.

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

We are subject to patent legislation in all countries where we have manufacturing facilities. Modifications of such legislation or court decisions regarding such legislation may adversely affect us and may impact our ability to produce and export products manufactured in any such country in a timely fashion. Additionally, the existence of third-party patents in such countries, with the attendant risk of litigation, may cause us to move production to a different country (with potentially serious timing delays) or otherwise adversely affect our ability to export certain products from such countries.

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

Introduction

Teva Pharmaceutical Industries Limited is a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty pharmaceutical products. As the world’s leading generic medicines company with a strong specialty medicines portfolio, we are strategically positioned to benefit from ongoing changes in the global healthcare environment.

We operate our business in two segments:

•

Generic medicines, which include chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, including tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe, and we have a significant or growing presence in our ROW markets. We are also one of the world’s leading manufacturers of Active Pharmaceutical Ingredients (“APIs”).

•

Specialty medicines, which include several franchises, most significantly our core therapeutic areas of CNS medicines such as Copaxone®, Azilect® and Nuvigil® and of respiratory medicines such as ProAir® HFA and QVAR®. Our specialty medicines segment includes other therapeutic areas, such as oncology, women’s health and selected other areas.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our over-the-counter (“OTC”) joint venture with P&G.

We seek to address unmet patient needs while capitalizing on evolving market, economic and legislative dynamics in global healthcare. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide accessible healthcare solutions, legislative and regulatory reforms, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our dedicated leadership and employees, world-leading generics expertise and portfolio, focused specialty portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics. Our global strengths include the following:

•	As the world’s leading generic medicines manufacturer, with a global portfolio of more than 1,000 molecules, we provide medicines that treat millions of patients every day, around the world.

•

Our generics business is ranked in leading positions in the United States and Europe. We also have a significant presence in Canada and Japan and a growing presence in Russia and certain Latin American countries.

•	Our broad portfolio of generic products covers almost every major therapeutic area.

•

Our extensive technological capabilities enable us to provide a very wide array of generic products, in a variety of dosage forms, including oral solid doses, injectables, inhalations and other delivery devices.

•	We are one of the world’s leading manufacturers of APIs, with operations around the globe. We produce APIs not only for our own use but also for many other pharmaceutical companies.

•	We are a recognized leader in innovative and specialty pharmaceuticals, from drug development and delivery to monitoring and support services.

•

In specialty pharmaceuticals, we have a leading presence in central nervous system (“CNS”) and a significant presence in respiratory, which is supported by a strong pipeline of innovative products in these therapeutic areas.

•	We have a strong commercial presence in certain other therapeutic areas, including women’s health and oncology.

•	We are leveraging our strength in integrated generic and specialty R&D, our scalable production network, market access and knowledge to create opportunities for further sustainable growth.

•	We have a global OTC business, primarily through our joint venture with P&G, combining our production capabilities and market reach with P&G’s marketing expertise and expansive global platform.

In 2014, 48% of our revenues were generated from generic medicines, including APIs sold to third parties, and 42% of our revenues were generated from specialty medicines.

In 2014, we generated 45% of our generic revenues in the United States, 32% in Europe (which for the purpose of this report includes all European Union (“EU”) member states, Norway, Switzerland, Albania and the countries of former Yugoslavia) and 23% in our ROW markets (primarily Japan, Canada and Russia).

For a three year breakdown of our revenues and profitability by segment and by geography, see “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, and our telephone number is +972-3-926-7267. Our website is www.tevapharm.com.

Strategy

In 2014, we began a process of re-defining and re-focusing our business strategy to better leverage our strengths and differentiate ourselves in the pharmaceutical market. We seek to capitalize on our advantages—including the largest generic medicines business in the world, a focused specialty business, a unique OTC business and our integrated R&D and API capabilities—to provide patients with integrated, outcome-focused solutions. Underlying our strategy is our heightened focus on profitable and sustainable business.

The key elements of our strategy consist of the following:

•

Solidifying our foundation and driving organic growth. We are solidifying the core foundations of our generics and specialty businesses to create additional value from our existing operations. In 2014, we implemented organizational and leadership changes, such as the creation of the Global Generics Medicines group, designed to achieve global integration and improve focus and effectiveness. We seek to drive organic growth in our generics business by emphasizing markets where we have or are pursuing leadership positions, and by shifting our generic pipeline and portfolio to include a larger proportion of complex products, with high barriers to entry.

•

Focusing on key growth markets. While we currently operate in numerous markets throughout the world, in 2015 we intend to concentrate our efforts on a smaller number of large growth markets where we believe we can establish or expand leadership positions. We are exploring both organic and inorganic initiatives to achieve leadership in these markets.

•

Maintaining Copaxone® and other key specialty products. We have enhanced our multiple sclerosis (“MS”) franchise through the introduction of our three-times-a-week Copaxone® 40 mg/mL product in the United States, and will launch Copaxone® 40 mg/mL in Europe and other countries in 2015. For many of our other specialty products, we are expanding into new markets, improving the products and taking further steps to protect the franchise while creating value for patients and payors.

•	Solidifying leadership positions in our core therapeutic areas. We plan to focus on our core therapeutic areas of CNS (including MS, neurodegenerative diseases and pain) and respiratory

(including asthma and chronic obstructive pulmonary disease), establishing leadership positions in such areas. In so doing, we will leverage our focused R&D efforts, new product submissions and strong execution of product launches. In addition, in women’s health and oncology, where we have a significant commercial presence, we strive to maintain the existing franchises and may consider business development opportunities to maximize sustainable profitability.

•

Pursuing strategic business development initiatives. We continue to pursue business development initiatives across all our activities. As part of these initiatives, we will continue to evaluate opportunities for joint ventures, collaborations and other commercially-oriented activities.

•

Executing on our cost reduction program. We are focused on the continued execution of our sustainable efficiency program, which includes improvements in the operational efficiency of our production plants, in our global procurement activities, and others.

Our Segments

Generic Medicines

Generic medicines are the chemical and therapeutic equivalents of originator medicines and are typically more affordable in comparison to the originator’s product. Generics are required to meet similar governmental regulations as their brand-name equivalents offered or sold by the originator, such as those relating to manufacturing processes and health authorities inspections, and must receive regulatory approval prior to their sale in any given country. Generic medicines may be manufactured and marketed if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged or otherwise circumvented.

We develop, manufacture and sell generic medicines in a variety of dosage forms, including tablets, capsules, injectables, inhalants, liquids, ointments and creams. We offer a broad range of basic chemical entities, as well as specialized product families such as sterile products, hormones, narcotics, high-potency drugs and cytotoxic substances, in both parenteral and solid dosage forms.

Sales of generic medicines have benefitted from increasing awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging generic substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generics for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. Further, in countries as diverse as France, Japan and Brazil, governments have issued regulations designed to increase generic penetration. These conditions also result in intense competition in the generic market, with generic companies competing for advantage based on pricing, time to market, reputation, customer service and breadth of product line. We believe that these factors, together with an aging population, an increase in global spending on healthcare, economic pressure on governments to provide less expensive healthcare solutions, legislative and regulatory reforms and a shift of decision-making power to payors, will lead to continued expansion in the global generic market, as well as increased competition in this market.

In markets such as the United States, the United Kingdom, Canada, the Netherlands and Israel, generic medicines may be substituted by the pharmacist for their brand name equivalent or prescribed by International Nonproprietary Name (“INN”). In these so-called “pure generic” markets, physicians or patients have little control over the choice of generic manufacturer, and consequently generic medicines are not actively marketed or promoted to physicians. Instead, the relationship between the manufacturer and pharmacy chains and distributors, health funds, and other health insurers is critical. In contrast, in Russia, Ukraine, Kazakhstan, some Asian and Latin American countries as well as certain European markets, generic medicines are sold under brand names alongside the originator brand. In many of these “branded generic” markets, pharmacists dispense the specific medicine prescribed by the physician, and substitution between originator brand, branded generic and/or generic manufacturers is often limited without the physician’s consent. In some of these markets, branded generic products are actively promoted and a sales force is necessary. Other markets, such as Germany, Japan, France, Italy and Spain, are hybrid markets with elements of both approaches.

Through coordination between our global portfolio, business development and global R&D teams, we seek to achieve and maintain market leadership in all markets where we strategically choose to operate. In particular, we seek to establish a leadership position in high-barrier, complex products, while continuing to pursue patent challenge opportunities and early launches globally.

When considering whether to develop a generic medicine, we take into account a number of factors, including our overall strategy, regional and local patient and customer needs, R&D recommendations, manufacturing capabilities, regulatory considerations, commercial factors and the intellectual property landscape. We will challenge patents, if we believe they are either invalid or would not be infringed by a generic version. We may seek alliances to acquire rights to products we do not have in our portfolio or to otherwise share development costs or litigation risks, or to resolve patent and regulatory barriers to entry.

Our position in the generics market is supported by our integrated global R&D function, as well as our API R&D and manufacturing activities, which provide significant vertical integration for our own products. APIs used in pharmaceutical products are subject to regulatory oversight by national health authorities. We produce approximately 300 APIs for our own use and for sale to third parties in many therapeutic areas. We utilize a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, enzymatic synthesis, high potency manufacturing, plant extract technology and peptides synthesis. Our advanced technology and expertise in the field of solid state particle technology enable us to meet specifications for particle size distribution, bulk density, specific surface area, polymorphism, as well as other characteristics.

In most markets in which we operate, we use an integrated and comprehensive marketing model, offering a range of generic, specialty and OTC products.

Below is a description of our generic medicine business by the main geographic areas in which we operate.

United States

We are the leading generic drug company in the United States. We market approximately 375 generic products in more than 1,100 dosage strengths and packaging sizes, including oral, injectables and inhaled products. We believe that the breadth of our product portfolio provides us with a strategic advantage, particularly as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations and buying groups. Our growth strategy focuses on a carefully selected portfolio of products that will provide added value to our customers, payors and patients, utilizing new and advanced technologies.

In the United States, we are subject to intense competition in the generic drug market from domestic and international generic drug manufacturers, brand-name pharmaceutical companies through lifecycle management initiatives, authorized generics, existing brand equivalents and manufacturers of therapeutically similar drugs. Price competition from additional generic versions of the same product typically results in margin pressures. We believe that our primary competitive advantages are our ability to continually introduce new and complex generic equivalents for brand-name drug products on a timely basis, our quality, our customer service and the breadth of our product portfolio. We believe we have a focused and competitive pricing strategy.

A substantial majority of our U.S. generic sales are made to retail drug chains and wholesalers, which continue to undergo significant consolidation and globalization. Our portfolio selection, breadth of products offerings and our global network capabilities, have provided mutual strategic advantages to our customers. We are committed to the success of our customers and work closely with them as important business partners.

In the United States, our wholesale and retail selling efforts are supported by advertising in professional journals and on leading pharmacy websites, as well as participating in key medical and pharmaceutical conferences. We continue to strengthen consumer awareness of the benefits of generics through partnerships and digital marketing programs.

Europe

Europe, which we define as the 28 countries in the European Union, Norway, Iceland, Switzerland, Albania and the countries of former Yugoslavia, is a diverse region with a population of over 500 million people.

We are the leading generic pharmaceutical company in Europe. We are among the top three companies in 20 markets, serving patients across Europe. No single market in Europe represents more than 25% of our total European generic revenues, and as a result we are not dependent on any single market that could be affected by pricing reforms or changes in public policy.

Despite their diversity and highly fragmented nature, the European markets share many characteristics that allow us to leverage our pan-European presence and broad portfolio. Global customers are crucial partners in our generic business and are expanding gradually across Europe, although customer consolidation is lower than it is in the U.S. market. Teva is one of few companies with a pan-European footprint. Most competitors focus on a select few markets or business lines.

Our strategy for generics medicines in Europe is to maintain sustainable and profitable growth by differentiated investment levels in different countries. While building on our global knowledge and resources, we are able to understand and adapt to the local needs of our patients, customers and payors. In parallel, we are continuously enhancing the efficiency of our operations by selectively investing in markets, optimizing our existing portfolio and pricing, and rigorously controlling cost. We closely monitor the disciplined execution of our strategy to further increase the value realized by our European generic business while maintaining our market leadership position in key countries.

The European market continues to be ever more competitive, especially in terms of pricing, higher quality standards, customer service and portfolio relevance. Our leadership position provides us a solid base to be reliable partners to fulfill the needs of patients, physicians, pharmacies, customers and payors.

Key markets highlights:

Germany is the largest European pharmaceutical market. We are the second largest provider in the overall generic market, and our “ratiopharm” brand continues to be a leader in the retail generics segment. The German market has a hybrid nature, partially driven by prescriptions of physicians and partially by tenders with increasing price pressure. Teva is present and strong in both segments; however, we compete on tenders only if they can generate sustainable value to the business.

We believe that our balanced presence and strong track record with new launches are competitive advantages for us over most companies in Germany.

In the United Kingdom, we are the largest supplier by volume to the National Health Service, supplying one in every six prescriptions dispensed, focusing on independent retail pharmacies.

The United Kingdom is a ‘pure’ generic market with low barriers to entry and very high generic penetration. In general, retail pricing of generics to the pharmacy is unregulated (thus prices can increase or decrease), leading to very strong price competition. Pricing is heavily influenced by government regulations, such as ‘Scheme M’ that limit pharmacies’ reimbursement profit.

Customers and wholesalers are highly vertically integrated, which further drives competition in terms of pricing. Pharmaceutical companies seek differentiation strategies to maximize value in a market where prices are already among the lowest in Europe, while quality and reliability of medicine has become the driver of competitive advantage.

In Italy, we continue to be a generic market leader, supplying about 20% of the country’s generic medicines. The market is concentrated with the top five players holding approximately 86% of market share. Generic penetration is low compared to most other European countries and is currently growing at a slow pace, although the pharmacist has an increasing level of influence and ability to substitute.

We aim to benefit from any increases in the total value of the generic market in Italy as we seek to further strengthen our leadership position and our presence in pharmacies. The Teva brand is increasingly recognized among patients, pharmacists and physicians alike.

In France, we continue to see strong pricing pressures and increased generic penetration due to government measures. We are focused on a selective approach to generate sustainable and profitable business that is customer centered.

The market in Spain was characterized in 2014 by further government pricing and reimbursement reforms which increased generic utilization. Our strategy in Spain is to compete for sustainable and profitable business in this market.

In Switzerland we are the largest supplier in the generics market. We offer a comprehensive portfolio and own the leading brand in the generic retail segment. Generic penetration is comparably low in Switzerland, and the generic market is concentrated with the top two suppliers holding about 70% of the market share. Pricing measures of the government for originator products are increasing the pressure on prices also for generic pharmaceuticals. We aim to further strengthen our leadership in the generic market and in addition to achieve number two position in the overall retail pharmaceutical market, by leveraging our brand power, using quality and service as competitive advantage, being the preferred partner in the generic market and promoting generic substitution in pharmacies.

Rest of the World Markets

Our ROW markets include all countries other than the United States and those included under Europe. Our key ROW markets are Russia, Japan and Canada. The countries in this category range from highly regulated, pure generic markets such as Canada, to hybrid markets such as Japan and Brazil, to branded generics markets such as certain Commonwealth of Independent States and Latin American markets. Russia is characterized by rapid growth and relatively high sales of branded generics and OTC products. Some countries such as Canada and Israel have higher generic penetration rates and therefore lower growth rates.

Our ROW strategy is to be selective as to where we do business, focusing on the countries and segments where we can achieve a significant position. Over time and with the right opportunities, we intend to expand our presence in markets such as Russia, China, Brazil and India. We intend to further focus our entry to new markets such as Indonesia and significantly enhance our existing presence in other high growth markets such as Mexico, South Korea, Australia and Turkey. In other markets, we will optimize our existing assets and minimize or divest our generic operations.

Key markets highlights

In Russia, which is primarily a branded generic market, we market a diverse portfolio of products. We are currently one of the largest pharmaceutical companies in Russia, playing a role in the commercial, retail, hospital and state funded segments.

The Russian government seeks to encourage the use of generic products in order to reduce the cost of pharmaceuticals and increase patient access, which is influencing our portfolio strategy. The government is further seeking to encourage local pharmaceutical production by providing incentives, and we have recently established a manufacturing facility in Yaroslavl, Russia.

Our presence in Japan was established and strengthened through the acquisition of several generic companies. In April 2012, we integrated our generic operations into a single entity, Teva Seiyaku (Teva Pharma Japan, Inc.).

Japan is one of the largest pharmaceutical markets in the world. The generic pharmaceutical market constitutes approximately 40% of the total market in volume and about 10% of the total market value. The generic market is expected to continue growing due to government incentive programs targeted at both physicians and dispensing channels, and due to patent expirations of major drugs.

The Japanese pharmaceutical market is transforming from a branded generics market, driven by physicians’ choice of brands, to a pharmacy substitution market with an increased proportion of generic prescriptions. In addition, pharmacy chains are slowly emerging, which we expect will result in increased generic penetration. We continue to establish strategic partnerships with key national and regional wholesalers and top hanshas in order to ensure distribution to all customer segments.

In Canada, we are one of the two leading generic pharmaceutical companies in terms of prescriptions and sales, offering a broad portfolio of medicines.

We market generic products to retail chains, retail buying groups and independent pharmacies, reaching approximately 8,800 outlets across Canada. We continue to see consolidation of independent retail pharmacies and increased expansion of retail chains and buying groups: the top five retail chains in Canada now represent approximately half the market (in terms of value). These larger corporate retailers work closely with selected suppliers, listing products as part of a chain-wide formulary. We continue to experience increased government regulation on pricing, selling and marketing. Customers look to generic suppliers to timely launch cost effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

In Canada, the competitive landscape continues to intensify with the increasing presence of multinational companies. The top five manufacturers satisfy approximately 80% of the Canadian demand for generic pharmaceuticals. In addition, the major branded pharmaceutical companies have intensified their efforts to compete with the generic players, and are now offering incentives to patients and customers to offset generic cost savings. In addition, several of our customers continue to intensify their efforts to provide private label products, which have the potential to compete with our products.

Specialty Medicines

Our specialty medicines business, which is focused on delivering innovative solutions to patients and providers via medicines, devices and services in key regions and markets around the world, includes our core therapeutic areas of CNS (with a strong emphasis on MS, neurodegenerative disorders, and pain care) and respiratory medicines (with a focus on asthma and chronic obstructive pulmonary disease). We also have specialty products in oncology, women’s health and selected other areas. Our specialty business also includes our New Therapeutic Entity (“NTE”) activity, which focuses on enhancing known molecules through new delivery methods, unique combinations or device innovations to address specific patient needs.

Our specialty medicines business faces intense competition from both specialty and generic pharmaceutical companies. We believe that our primary competitive advantage is our integrated global R&D function, the body of scientific evidence substantiating the safety and efficacy of our various medicines, our patient-centric solutions, physician and patient experience with our medicines, and our medical and marketing capabilities, which are tailored to our product offerings and to our market and stakeholders’ needs.

Our specialty medicines organization focuses on our key therapeutic areas and selected local opportunities, with medical and sales and marketing professionals within each area who seek to address the needs of patients and healthcare professionals. We tailor our patient support, payor relations and medical affairs activities to the distinct characteristics of each therapeutic area and medicine.

In the United States, our specialty medicines revenues in 2014 amounted to $6.1 billion, comprising the most significant part of our specialty business. In 2014 specialty medicines revenues in Europe amounted to $1.9 billion and in ROW amounted to $552 million. Our specialty presence in ROW markets is mainly built on our CNS franchise, with gradual development in other therapeutic areas closely related to our branded generics portfolios in those countries. In Europe and in ROW markets, we leverage existing synergies with our generics and OTC businesses through integrated in-market structures.

We have built a specialized capability in the United States to help patients adhere to their treatments, improve patient outcomes, ensure timely delivery of medicines and assist in securing reimbursement. These programs, known as “Patient Services and Solutions,” reflect the importance we place on supporting patients and are a critical part of our success in this market. We have begun expanding this capability to other regions and therapeutic areas. We believe that we can provide a range of services and solutions appropriately tailored to meet the needs of patients according to their specific condition and local market requirements. We believe this capability provides us with an important competitive advantage in the specialty medicines market.

Below is a description of our key therapeutic areas and products:

Central Nervous System

Our CNS portfolio, one of our two core therapeutic areas, includes Copaxone® for the treatment of multiple sclerosis, Azilect® for the treatment of the symptoms of Parkinson’s disease and Nuvigil® for the treatment of sleep disorders, as well as several novel therapies for the treatment of pain care.

Copaxone® (glatiramer acetate injection 20 mg/mL and 40 mg/mL), is the leading multiple sclerosis therapy in the United States and worldwide. Copaxone® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis (“RRMS”), including in patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

Multiple sclerosis is the most common cause of neurological disability in young adults and affects more than 2.5 million people worldwide. In the majority of patients, the disease is of the relapsing-remitting form, which is manifested by relapses and slow progression of the disease that can affect the functioning of multiple systems. Our MS portfolio consists of Copaxone® as well as laquinimod, a Phase 3 investigational compound currently under development.

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

Our U.S. Orange Book patents covering Copaxone® 20 mg/mL expired in May 2014 and, subject to further judicial review, in September 2015. As a result, a generic version of our 20 mg/mL product in the United States could be sold in the United States if FDA approval is obtained. We have patents on Copaxone® 20 mg/ml expiring in May 2015 in most of the rest of the world. In 2013, we entered into an agreement with Takeda to market this product in Japan and Takeda has submitted an NDA pursuant to this agreement.

In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS, in the United States following approval by the FDA. This formulation allows for a less frequent dosing regimen administered subcutaneously for patients with relapsing forms of MS. In December 2014, we received European Medicines Agency (“EMA”) approval in a decentralized procedure for Copaxone® 40 mg/mL in Europe and we received a positive outcome in the decentralized procedure for Copaxone® 40 mg/mL following a Positive Assessment Report from the United Kingdom’s Medicines and Healthcare Products Regulatory Agency (MHRA), the Reference Member State (RMS), and all Concerned Member States (CMS) in Europe who were involved in the procedure. We expect to begin launching Copaxone® 40 mg/mL in certain European countries during 2015.

We also filed and are in discussions with marketing authorities in Russia, Australia and other markets globally, with approvals expected over the next several months.

Since the launch of Copaxone® 40 mg/mL three times a week in the United States, over 60% of the total Copaxone® prescriptions are now filled with the 40 mg/mL version. This was driven by patient and physician choice of the 40 mg/mL version supported by payor access and patient support activities.

Our strategy for Copaxone® includes:

•	Patients’ ongoing switch from current daily Copaxone® 20 mg/mL to the new Copaxone® 40 mg/mL version;

•

Our specialized “Patient Services and Solutions” program in the United States, which helps patients comply with their treatments, ensures timely delivery of medicines and assists them in securing reimbursement;

•

The GLatiramer Acetate low frequenCy safety and patIent ExpeRience (GLACIER) study, which assessed the safety, tolerability and patient experience of Copaxone® 40 mg/mL compared to Copaxone® 20 mg/mL. This study showed that Copaxone® 40 mg/mL achieved a 50% reduction in injection related adverse events as compared to Copaxone® 20 mg/mL, highlighting the patient benefit of taking Copaxone® 40 mg/mL three times a week relative to 20 mg/mL injected daily;

•

In addition to the Orange Book patents, we asserted U.S. Patent No. 5,800,808, which is set to expire on September 1, 2015, against Momenta/Sandoz, Mylan/Natco, and Synthon. In March 2014, the U.S. Supreme Court granted our petition for certiorari, and oral argument took place on October 15, 2014. On September 18, 2014, we dismissed the complaint against Synthon without prejudice with respect to the ‘808 patent. On January 20, 2015, the Supreme Court issued an opinion vacating the Federal Circuit Court’s judgment of invalidity of the ‘808 patent and remanding the case to the Federal Circuit for further review. On January 22, 2015, we filed new complaints against Dr. Reddy’s and Synthon with respect to their ANDAs for glatiramer acetate, 20 mg, alleging infringement of the ‘808 patent. On January 23, 2015, we filed a request that the lower court restore the original injunction against Momenta/Sandoz and Mylan/Natco that should expire on September 1, 2015.

•

In 2013, we filed an application for reissue of the ‘808 patent with the United States Patent and Trademark Office, adding a new claim. The Patent Office has issued a final rejection of the two claims, which we have appealed to the Patent Trial and Appeal Board of the Patent Office.

•

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

•	We have filed a series of citizen’s petitions in the United States requesting that the FDA refuse to approve any ANDA for a purported generic version of Copaxone® without sufficient scientific data.

Our most recent citizen’s petition, filed in July 2014, included the results of a new gene expression analysis demonstrating significant differences between the biological impact of Copaxone® and purported generic versions of Copaxone®, which may have unknown safety and efficacy ramifications for patients.

Copaxone® was responsible for $4.2 billion (including $3.1 billion in the U.S.), or 21% of our revenues in 2014, and contributed a significantly higher percentage to our profits and cash flow from operations during such period.

The market for MS treatments continues to change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Tecfidera® by Biogen, Gilenya® by Novartis, and Aubagio® by Genzyme, continue to present significant and increasing competition. Copaxone® also faces competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia® and Rebif®, as well as from the two monoclonal antibodies Tysabri® and Lemtrada®.

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

Azilect® was launched in Israel in March 2005, followed by a rolling launch in various European markets, and became available in the United States in 2006. We market Azilect® jointly with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States, Germany and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets. By the end of 2015, the initial period of our agreement with Lundbeck ends for all European markets and all marketing rights will revert to us. In 2014, we signed an agreement with Takeda to market this product in Japan.

Azilect® is protected in the United States by several patents that will expire between 2016 and 2027. We hold European patents covering Azilect® which are protected by Supplementary Protection Certificates in a number of European countries until 2019. Azilect® has data exclusivity protection in EU countries until 2015. Azilect® has been subject to various patent challenges mainly in the United States in which certain generic competitors are permitted under a settlement agreement to launch their generic versions just prior to expiry of the patent expiring in February 2017.

Azilect®’s competitors include both specialty and generic versions of the newer non-ergot dopamine agonists class, including Mirapex® /Sifrol® (pramipexole), Requip® (ropinirole) and Neupro® (rotigotine), which are indicated for all stages of Parkinson’s disease, as well as Comtan®, a COMT inhibitor, indicated only for adjunct therapy in moderate to advanced stages of the disease.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy and certain other disorders.

Several products, including methylphenidate products, compete with Nuvigil®.

In early 2012, we reached an agreement with Mylan Pharmaceuticals, providing Mylan the ability to sell its generic version of Nuvigil® in the United States beginning in June 2016, or earlier under certain circumstances. Nuvigil® is protected by several patents, with a pediatric extension. We have entered into other agreements to permit the other generic filers to enter the market under license 180 days after Mylan’s entry.

Fentora®/Effentora® (fentanyl buccal tablet) is indicated for the treatment of breakthrough pain in opioid-tolerant adult patients with cancer. Fentora®/Effentora® is protected by patents expiring between 2019 and 2028.

Provigil® (modafinil) is indicated for the treatment of excessive sleepiness associated with narcolepsy, obstructive sleep apnea and shift work disorder in the United States. Provigil® began to face generic competition in the United States in March 2012 and, as a result, sales decreased substantially.

Zecuity® is a prescription transdermal system approved by the FDA for the acute treatment of migraine with or without aura in adults. Zecuity® is a disposable, single-use, iontophoretic transdermal system that actively delivers sumatriptan, the most widely prescribed migraine medication, through the skin. We plan to launch Zecuity® in the United States in 2015.

Our CNS portfolio also includes: Actiq® (fentanyl oral transmucosal lozenge) for the treatment of breakthrough pain in opioid-tolerant adult patients with cancer; and Amrix® (cyclobenzaprine hydrochloride extended-release capsules) in the United States, for relief of muscle spasm in acute, painful, musculoskeletal conditions.

Respiratory

We are committed to maintaining a leading presence in the respiratory market, a core therapeutic area, by delivering a range of medicines for the treatment of asthma and chronic obstructive pulmonary disease (“COPD”). Our portfolio is centered on optimizing respiratory therapies for patients through novel delivery systems and therapies that address unmet needs.

In recent years, we have continued to build upon our experience in the development, manufacture and marketing of inhaled respiratory drugs delivered by metered-dose and dry powder inhalers, primarily for bronchial asthma and COPD. In addition, we have invested in high quality manufacturing capability for press and breathe metered-dose inhalers, multi dose powder inhalers, nasal sprays and nebulized therapy.

In 2013, we acquired MicroDose Therapeutx and its proprietary inhalation technology “tidal inhaler.” This technology allows people suffering from asthma and COPD to inhale their medication by breathing normally into the tidal inhaler device. We are developing a range of inhaled medicines for use in the tidal inhaler.

Below is a description of our main respiratory medicines:

ProAir® hydrofluoroalkane (“HFA”) inhalation aerosol with dose counter (albuterol sulfate) is indicated in patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm. In March 2012, the FDA approved the addition of a dose counter, an innovation designed to help patients, as well as their caregivers, keep track of the number of doses remaining in the inhaler. The efficacy and safety profile of albuterol, which is used by millions of patients every day around the world, is well established, while HFA is an environmentally friendly propellant. ProAir® HFA, which is marketed only in the United States and is the leading quick relief inhaler. It is protected by various patents expiring between 2017 and 2028. In June 2014, we settled a patent challenge to ProAir® HFA with Perrigo Pharmaceuticals permitting Perrigo to launch its generic product in limited quantities beginning on December 19, 2016 and after June 2018, after which the quantity limitations cease.

Three major brands compete with ProAir® HFA in the United States in the short-acting beta agonist market: Ventolin® HFA (albuterol) by GlaxoSmithKline, Proventil® HFA (albuterol) by Merck and Xopenex® HFA (levalbuterol) by Sunovion.

QVAR® (beclomethasone dipropionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age or older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids. QVAR® is the fastest growing inhaled corticosteroid in the United States. We market QVAR®, which is manufactured by 3M, in the United States and in major European markets. QVAR® is protected by various Orange Book listed patents in the United States expiring in 2015 and 2017.

Four major brands compete with QVAR® in the mono inhaled corticosteroid segment: Flixotide/Flovent® (fluticasone) by GlaxoSmithKline, Pulmicort Flexhaler® (budesonide) by AstraZeneca, Asmanex® (mometasone) by Merck and Alvesco® (ciclesonide) by Sunovion.

Duoresp Spiromax® (budesonide/formoterol) is a combination of an inhaled corticosteroid and a long acting ß-agonist bronchodilator, and was approved for treatment of asthma and COPD in adults in the EU by the EMA in a centralized procedure. In the second half of 2014, we launched Duoresp Spiromax® in several EU countries, including Germany, the U.K. and Spain.

The main competitors for Duoresp Spiromax® are Symbicort® Turbuhaler® (Budesonide/Formoterol) by AstraZeneca, Seretide® (fluticasone propionate/salmeterol) by GlaxoSmithKline and Foster® (beclomathasone/formoterol) by Chiesi.

Our respiratory portfolio also includes Qnasl® Nasal Aerosol (beclomethasone dipropionate HFA in a nasal actuator), for the treatment of seasonal and year-round nasal allergy symptoms in the United States, which was also approved by the FDA for a pediatric indication in December 2014.

Oncology

Our oncology portfolio includes Treanda®, Trisenox®, Granix® Synribo® in the United States and Lonquex®, Tevagrastim®/Ratiograstim®, Myocet®, Trisenox® and Eporatio® outside the United States.

Treanda® (bendamustine hydrochloride for injection) is approved in the United States for the treatment of patients with chronic lymphocytic leukemia (“CLL”) and patients with indolent B-cell non-Hodgkin’s lymphoma (“NHL”) that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. In 2014, we launched a new, easier to use, liquid formulation of Treanda®. While we currently market the product only in the United States, we also hold rights to Treanda® in certain other countries.

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

In November 2013, the FDA granted orphan drug exclusivity for Treanda®, for the NHL indication through October 2015. With the previously granted six months of pediatric exclusivity, regulatory exclusivity for this indication is now extended through April 2016. Treanda® also has orphan drug exclusivity for the CLL indication through March 2015, extended to September 20, 2015 based on the previously granted pediatric exclusivity. We have Orange Book patents for Treanda® expiring between 2026 and 2031.

To date, one company has filed a 505(b)(2) NDA for a liquid version of bendamustine, and 17 others have filed ANDAs for a generic version of the lyophilized form of Treanda®. All of these filings included patent challenges, which we are contesting. The 30-month stays against the ANDA filers will expire beginning in May 2016 and continuing into 2017, unless there are court decisions adverse to Teva before that date.

Filgrastim (branded as Tevagrastim® (in the EU) and Granix® (in the U.S.)) and Lonquex® (lipegfilgrastim) are Granulocyte Colony Stimulating Factor (“G-CSF”) medicines that stimulate the production of white blood cells and are primarily used to reduce the risk of infections in oncology patients receiving chemotherapy.

Tevagrastim® (short-acting G-CSF) was the first biosimilar G-CSF to be approved by the EU in September 2008. Based on clinical trials, Tevagrastim® has been approved in the EU for multiple indications and is available in most European countries. Tevagrastim® is also marketed as Ratiograstim® and Biograstim® in the EU.

Granix® (short-acting G-CSF) was the first new G-CSF to be approved in the United States in more than ten years and was approved via a Biologics License Application by the FDA in 2012 and launched in November 2013. Granix® is not considered a biosimilar in the United States. The product is also approved and available in Japan and certain other ROW markets. In December 2014, the FDA also approved Granix® injection for self-administration by patients and caregivers.

Lonquex® (long-acting G-CSF) is a G-CSF with the active ingredient lipegfilgrastim, a novel glycoPEGylated (PEG; polyethylene glycol) filgrastim molecule. This is the first long-acting G-CSF to be approved in Europe in more than ten years and offers a new alternative in G-CSF therapy. Lonquex® was launched in November 2013 in Germany and has since been launched in 22 additional European countries. It was approved in Russia in July 2014 and is in registration in other countries around the world. Lonquex® is protected by patents expiring in 2024 in Europe, with the potential for patent term extensions.

Competitors to Teva’s filgrastim include Neupogen®, and in Europe, also Zarzio® and Nivestim®, which are also G-CSF products.

Women’s Health

Our women’s health portfolio includes ParaGard®, Plan B One-Step® OTC/Rx (levonorgestrel), and Zoely® along with a number of other local products that are marketed in the United States, Europe and ROW.

Plan B One-Step® OTC/Rx (levonorgestrel) is an emergency oral contraceptive which consists of a single tablet dose of levonorgestrel for emergency contraception. Plan B One-Step® is intended to prevent pregnancy when taken within 72 hours after unprotected intercourse or contraceptive failure. Plan B One-Step® has several generic competitors on the market. However, in June 2013, it became the first FDA-approved emergency contraceptive to be available without age or point of sales restrictions. Teva is the only company that has conducted actual use and label comprehension studies required by the FDA, demonstrating that adolescents can understand how to use Plan B One-Step® just as well as adults.

ParaGard® T380 A (intrauterine copper contraceptive) is a non-hormonal intrauterine contraceptive marketed in the United States. ParaGard® provides women with a highly effective, long-term, reversible, non-hormonal contraceptive option. It is the only intrauterine contraceptive approved for up to ten years of continuous use and is more than 99% effective at preventing pregnancy. ParaGard® faces competition from other oral contraceptives, as well as intrauterine devices like Mirena®, Jaydess® in Europe and Skyla® in the United States by Bayer and patches and vaginal hormonal contraceptive rings like NuvaRing® by Merck.

Other Activities

Our other activities are comprised of our OTC business and other sources of revenues, which are not included in our generics and specialty segments described above.

Consumer Healthcare Joint Venture

PGT is our consumer healthcare joint venture with P&G. The joint venture includes our OTC medicines and vitamins, minerals and food supplements (“VMS”). PGT manufactures and markets more than 200 consumer healthcare brands in more than 70 countries around the world. Its portfolio includes leading cough and cold brand Vicks®, Germany’s leading OTC brand ratiopharm, and other leading brands.

We own 49% and P&G owns 51% of the joint venture, which incorporates the two companies’ OTC businesses outside of North America and benefits from both companies’ core strengths and capabilities. The joint venture combines the consumer brand building capabilities of P&G, along with the pharmaceutical supply, regulatory and development capabilities of Teva. This facilitates expansion into new countries and categories, which enables PGT to quickly reach a significant number of consumers. PGT’s strategy builds on improving and finding innovative ways to expand on its existing business.

PGT is focused on expanding in the following categories:

•	Building on the Vicks® franchise and other leading multi-country respiratory brands where we have a strong presence, to increase our presence in the areas of cough, cold and nasal decongestion.

•	Leveraging our generic capabilities under brands like ratiopharm, which offers quality, affordable OTC healthcare in Germany, to broaden our portfolio and expand to new markets.

•	Expanding our VMS products globally, in collaboration with Swisse Wellness, Australia’s market-leading wellness brand.

•	Expanding PGT’s digestive product brands, such as Metamucil®, to markets outside the United States, such as Australia, Latin America and Europe.

Others

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in Israel and Hungary, as well as sales of medical devices and other miscellaneous items.

Research and Development

Our research and development activities span the breadth of our business, including generic medicines (finished goods and API), specialty pharmaceuticals, NTEs and OTC medicines. All research and development activities, except for API, are integrated into a single unit, Teva Global R&D.

Generics and Technologies

A major area of focus is the development of new generic medicines. We develop generic products in all therapeutic areas. Our emphasis is on developing high-value products, such as those with complex technologies and formulations which thus have higher barriers to entry. Generic R&D activities, which are carried out in development centers located in the United States, Israel, Europe, Latin America, Mexico, Japan and India, include product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, and registration of generic drugs in all of the markets where we operate. We have more than one thousand generic products in our pipeline.

In addition, our generic R&D supports PGT in developing OTC products, as well as in overseeing the work performed by contract developers of products selected by PGT.

In recent years, we have built additional R&D capabilities beyond tablets, capsules, liquids, ointments and creams to other dosage forms and delivery systems, such as matrix systems, special coating systems for sustained release products, orally disintegrating systems, sterile systems such as vials, syringes and blow-fill-seal systems and more recently, capability build-up in long-acting release injectables, transdermal patches, oral thin film, drug device combinations and nasal delivery systems. We have also started the development of multiple AB-rated respiratory programs.

Our API R&D division operates independently from Teva Global R&D, and focuses on the development of processes for the manufacturing of API, including intermediates, chemicals and biologicals (fermentation), for both our generic drugs and our proprietary drugs. Our facilities include a large center in Israel focusing on synthetic products and peptides, a large center in Hungary specializing in fermentation and semi-synthetic products, a facility in India and additional sites in Italy, Croatia, Mexico and the Czech Republic for development of high-potency APIs. Our substantial investment in API R&D generates a steady flow of API products, enabling the timely introduction of generic products to market. The API R&D division also seeks methods to continuously reduce API production costs, enabling us to improve our cost structure.

New Therapeutic Entities

A strategic area of focus of Teva Global R&D is the development of new therapeutic entities with a focus on our key therapeutic areas. NTEs are known molecules that are formulated, delivered or used in a novel way to address unmet patient needs. Examples of NTEs include fixed-dose-combinations that improve adherence and therefore efficacy, drugs with prolonged half-lives to reduce frequency of administration, drugs with modified pharmacokinetic profiles to reduce side effects, drugs that are administered orally instead of by injection, drugs that are delivered in ways that address the needs of special patient populations (for example, children and the elderly), and drugs that are approved for new indications.

Because NTEs involve proven targets with known efficacy and safety profiles, we expect their development to involve reduced risks and costs, and shorter timelines compared to novel drugs. On the other hand, there are multiple avenues to exclusivity for NTEs, leveraging both regulatory and patent exclusivity to protect novel formulations, combinations and indications. At the end of 2014, 15 NTE products are part of the Teva pipeline. These products incorporate various technological abilities and formulation specialties such as tamper-deterrence, delayed release and rapid release, which form the basis for future development of NTEs. The programs are in various stages of development, including formulation development, preclinical and clinical.

Specialty

Another major area of focus for Teva Global R&D is the development of novel specialty products in our key therapeutic areas of CNS and respiratory, with select projects in additional areas. These specialty R&D activities include the discovery of new compounds, preclinical studies (including toxicology, pharmacokinetics, pharmacodynamics and pharmacology studies), process development, clinical pharmacology and the design, execution and analysis of clinical trials, as well as the regulatory work to develop and register the products from our pipeline. We conduct these activities for both small molecules and biologics.

During 2014, we conducted a strategic review of our core therapeutic areas. We defined the core therapeutic areas on which we will focus as CNS (including multiple sclerosis, neurodegenerative diseases and pain care) and respiratory (including asthma and chronic obstructive pulmonary disease). In other therapeutic areas, such as women’s health and oncology, where we have a significant commercial presence, we will focus on market-ready or close-to-market assets to maximize sustainable profitability. In addition, we will continue to evaluate opportunities for commercially-oriented activities and collaborations. In parallel, we continue to extend our existing pipeline to additional ROW markets. We intend to continue to supplement our specialty pipeline, by in-licensing or acquiring products including small molecules and biologics, to create a robust and sustainable pipeline.

CNS and Pain

Our clinical pipeline of CNS and pain projects is described below:

CNS and Pain Projects	Potential Indication	Route of Administration	Development Phase (month and year entering Phase 3)
CEP-33237 ER Hydrocodone (potential abuse deterrent properties)	Chronic Pain	Oral	Submitted U.S. (October 2014)
Laquinimod	Multiple Sclerosis (Relapsing Remitting and Progressive Forms)	Oral	3 (RRMS, February 2013) 2 (PFMS)
	Huntington’s Disease	Oral	2
Pridopidine	Huntington’s Disease	Oral	2
TV-45070 Topical	Osteoarthritis & Neuropathic pain	Topical	2
TEV-48125 (CGRP MAb)	Chronic and episodic migraine	Subcutaneous	2
TV-46763 (abuse deterrent)	Pain	Oral	1
TV-46139 (abuse deterrent)	Pain	Oral	1

CEP-33237 ER Hydrocodone is our formulation of hydrocodone, an opioid analgesic, utilizing our OraGuard® technology, with potential abuse-deterrent properties that has been evaluated for resistance to physical manipulations, chemical extractions and multi-step chemical extractions methods. A Phase 3 study was completed in August 2011, but did not demonstrate a statistically significant difference between the hydrocodone and placebo treatment groups. A newly designed Phase 3 study was initiated in March 2013 and positive results were received in April 2014 which demonstrated a significant improvement in the treatment of patients’ chronic low back pain as measured by both weekly average Worst Pain Intensity (primary endpoint) and weekly Average Pain Intensity scores.

We initiated a rolling submission of the U.S. NDA in October 2014. Full submission was completed in December 2014.

Laquinimod is a once-daily, orally administered immunomodulatory compound being developed for treatment of relapsing-remitting and progressive forms of multiple sclerosis. We acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide from Active Biotech, in return for an upfront payment and possible future milestone payments and royalties.

In 2011, we conducted two Phase 3 studies, in both of which the observed safety and tolerability profile of laquinimod was considered favorable. A third Phase 3 study of laquinimod, CONCERTO, was initiated in February 2013, with the primary endpoint of impact on disability progression. Further clinical studies of laquinimod as add-on therapy in patients with relapsing-remitting multiple sclerosis and as monotherapy in patients with progressive forms of MS are in progress.

In 2012, we submitted a Marketing Authorization Application to the EMA and a New Drug Submission to Health Canada. In January 2014, EMA announced that the risk-benefit profile of laquinimod is not favorable. This decision was re-examined and confirmed by EMA in May 2014. The ongoing Phase 3 CONCERTO trial, testing 0.6 and 1.2 mg laquinimod versus placebo using confirmed disability progression as the primary endpoint, is intended to further address the risk-benefit profile of laquinimod. In addition, studies are ongoing to address nonclinical findings noted by the Committee for Medicinal Products for Human Use (“CHMP”) and elucidation of the molecular mechanism of action.

Laquinimod is also being evaluated in an ongoing Phase 2 clinical trial for Huntington’s disease.

Laquinimod is protected by patents expiring in 2019 worldwide, with potential for extensions in various markets.

Pridopidine is an oral small molecule dopamine stabilizer being developed for the symptomatic treatment of motor disorders (including Huntington’s disease), which we licensed from Neurosearch A/S in 2012. Phase 2 clinical development was initiated in February 2014.

Pridopidine is protected by patents worldwide that expire in 2020.

TV-45070 Topical is a small molecule intended to treat pain locally at its source through blocking of Nav1.7 and Nav1.8 sodium channels, which are found in sensory nerve endings that can increase in chronic painful conditions. TV-45070 was licensed from Xenon Pharmaceuticals Inc. in December 2012. TV-45070 has been studied in human subjects in both oral and topical forms in neuropathic and inflammatory diseases. In an early study, oral TV-45070 was shown to be effective at relieving the pain associated with the rare neuropathic pain condition, erythromelalgia. In a Phase 2 trial to evaluate effectiveness in alleviating the pain of post-herpetic neuralgia, topical TV-45070 led to significantly more meaningful reductions in pain than placebo.

TV-45070 is currently in Phase 2 development for pain-related indications including osteoarthritis and neuropathic pain. The first Phase 2 study of the topical product for osteoarthritis was initiated in March 2014.

TV-45070 is protected by patents in Europe that expire in 2026 and in the United States that expire in 2028.

TEV-48125 (CGRP MAb) is a fully humanized monoclonal antibody that binds to calcitonin gene-related peptide (CGRP). The product was obtained through the acquisition of Labrys Biologics, Inc. in June 2014. TEV-48125 (CGRP MAb) is being developed for the prevention of chronic and high frequency episodic migraine and is currently in Phase 2 clinical development.

TEV-48125 (CGRP MAb) is protected by patents expiring in 2026 in Europe and in 2027 in the United States.

TV-46763 and TV-46139 are two pain products with potential abuse-deterrent properties, developed using our OraGuard® technology. The Phase 1 clinical program for TV-46763 was initiated in April 2014 and will be initiated for TV-46139 in early 2015.

Respiratory

The primary area of focus of our respiratory R&D is the development of products that are based on our proprietary delivery systems, which include:

•	An advanced breath-actuated inhaler (“BAI”);

•	Spiromax® EU / mDPI US, a novel inhalation-driven multi-dose powder inhaler (“mDPI”);

•	Tidal Inhaler (formerly Teva MicroDose), a unique nebulization device; and

•	Steri-Neb®, our advanced sterile formulations for nebulizers.

This strategy is intended to result in “device consistency,” allowing physicians to choose which device best matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule.

The Easi-Breathe BAI device is protected by patents and applications expiring between June 2021 and June 2030. Our Spiromax® EU / mDPI US device is protected by patents and applications expiring between June 2021 and October 2034. The actuator with dose counter used in connection with ProAir® HFA and QVAR® is protected by patents and applications expiring between December 2017 and July 2030.

Our clinical pipeline of respiratory projects is described below:

Respiratory Projects	Potential Indication	Route of Administration	Development Phase (month and year entering Phase 3)
ProAir® mDPI US	Asthma, exercise induced bronchospasm	Oral Inhalation	Submitted US (May 2014)
Reslizumab	Severe Asthma with eosinophilia	Intravenous	3 (February 2010)
		Subcutaneous	1
QVAR® BAI US	Asthma/COPD	Oral Inhalation	3 (December 2013)
Fluticasone Propionate mDPI US	Asthma	Oral Inhalation	3 (June 2014)
Fluticasone Salmeterol mDPI US	Asthma	Oral Inhalation	3 (June 2014)
Fluticasone Salmeterol Spiromax® EU	Asthma, COPD	Oral Inhalation	1
Fluticasone Salmeterol (MDI) EU	Asthma, COPD	Oral Inhalation	1

ProAir® mDPI US is a dry-powder inhaler formulation of albuterol in our multi-dose powder inhaler device that is designed to be an improvement to our ProAir® HFA. The clinical development program has demonstrated the safety and efficacy of ProAir® mDPI US in adults and adolescents (12 years of age and older) with asthma and exercise-induced bronchospasm. The NDA was submitted in May 2014.

Reslizumab is an investigational humanized monoclonal antibody (MAb) against interleukin-5 (IL-5). IL-5 has been shown to play a crucial role in the maturation, growth and chemotaxis (movement) of eosinophils, inflammatory white blood cells implicated in a number of allergic diseases.

Phase 3 study results from August 2014 for the IV product met the primary endpoint of reduction in the frequency of clinical asthma exacerbations compared to placebo. We also statistically demonstrated success in secondary efficacy measures associated with improvements in lung function (Forced Expiratory Volume or FEV1), asthma specific quality of life, and symptoms assessed using Asthma Control Questionnaire and symptom utility index. We expect to submit an NDA for the product in early 2015.

Reslizumab is delivered intravenously, and a Phase 3 clinical program for the subcutaneous product will be initiated in early 2015.

Reslizumab is protected by patents in Europe that expire in 2015 and in the United States that expire in 2017. We expect the product to be entitled to 10 years regulatory exclusivity in Europe and 12 years biological exclusivity in the United States, beginning on the date of approval.

QVAR® BAI (beclomethasone) is an oral aerosol corticosteroid in development for the treatment of asthma delivered using our advanced breath-actuated inhaler. The Phase 3 clinical program was initiated in December 2013 and will be completed in early 2015. NDA submission is planned for 2015.

Fluticasone Propionate mDPI US is a new formulation of this combination using our multi-dose powder inhaler device, with an enhanced lung delivery that is designed to allow lower doses to achieve the same clinical outcomes as Flovent® Diskus. Phase 2 trials were completed in 2013. The Phase 3 clinical program was initiated in June 2014.

Fluticasone Salmeterol mDPI US is a new formulation of this combination using our multi dose powder inhaler device, with an enhanced lung delivery that is designed to allow lower doses to achieve the same clinical outcomes as Advair® Diskus. Phase 2 trials were completed in 2013. The Phase 3 clinical program was initiated in June 2014.

Fluticasone Salmeterol Spiromax® EU is being developed per EU guidance to achieve the same clinical outcomes as Seretide® Accuhaler®. Bioequivalence has been demonstrated for the high strength product. A middle strength study was initiated in August 2014 and results are expected in early 2015.

Fluticasone & Salmeterol MDI EU is designed to be comparable to Advair®/Seretide® HFA, delivered in a well-established press-and-breath device. Clinical studies were completed and the MAA submission is planned for 2015.

Other Specialty Projects

Our clinical pipeline of other specialty projects is described below:

Other Specialty Projects	Potential Indication (per Ext. Pipeline)	Route of Administration	Development Phase (month and year entering Phase 3)
CEP-41750 (Mesenchymal Precursor Cell, Revascor®)	Chronic Heart Failure	Intracardiac Injection	3 (January 2015)
	Acute Myocardial Infraction		2
Albutropin	Growth Hormone Deficiency	Subcutaneous	2
Laquinimod for Crohn’s Disease (CD)	Crohn’s Disease	Oral	2
TEV-90110	HIV	Oral	1
TEV-90112	HIV	Oral	1
Seasonique® EU	Contraception	Oral	Submitted EU (March 2013)

CEP-41750 (Mesenchymal Precursor Cell, Revascor®) consists of human stem cells, the immature cells that give rise to different types of mature cells that make up the organs and tissues of the human body. In December 2010, we entered into a strategic alliance with Mesoblast Ltd. to develop and commercialize Mesoblast’s mesenchymal precursor cell therapeutics for hematopoietic stem cell transplantation in cancer patients, certain central nervous system disorders, as well as certain cardiovascular conditions, including congestive heart failure and acute myocardial infarction.

In January 2011, interim results from the ongoing multi-center Phase 2 trial of Revascor® for patients with congestive heart failure were announced. The first of two Phase 3 pivotal studies was initiated in March 2014. Interim analysis results, expected in early 2016, will follow the initial cohort, completing six months of follow-up.

CEP-41750 is protected by patents in the United States that expire in 2021 with potential for patent term extension of up to 5 years.

Albutropin is a long-acting Somatropin being evaluated for the treatment of Growth Hormone Deficiency in Adults and Adolescents. The Phase 2 clinical program was initiated in March 2013 and will be completed in 2015.

Albutropin is protected by patents worldwide that expire in 2015.

Laquinimod is also being evaluated for Crohn’s Disease. A Phase 2 study showed laquinimod may have benefit for patients with Crohn’s. We are exploring options for further development.

TEV-90110 & TEV-90112 are two fixed dose combination products containing antiretrovirals for the treatment of HIV in Phase 1 clinical development.

Seasonique® EU is a 91-day oral contraceptive with an 84-day regimen of levonorgestrel and ethinyl estradiol followed by a
7-day regimen of ethinyl estradiol alone. The ethinyl estradiol tablets are used during the seven days, instead of a placebo interval, allowing women to have four scheduled menstrual periods a year and potentially lessening the withdrawal symptoms that result from a sudden, sharp decrease in hormones. Seasonique® is backed by extensive clinical trials and has been available in the United States since 2006.

Seasonique® was submitted in Europe in March 2013 and received a positive opinion from the CHMP in July 2014.

Seasonique® is protected by patents expiring in Europe in 2022.

Changes to Other Projects During 2014

During 2014, the following projects underwent changes to their status due to either clinical results or reprioritization within the Teva pipeline:

•	Balugrastim for neutropenia—no further development is planned;

•	LAMA Breath Actuated Inhaler for the treatment of chronic obstructive pulmonary disease, has been terminated;

•	LeCette® (Desogestrel and Ethinyl Estradiol) for contraception, has been terminated;

•	Milprosa® (Progesterone Vaginal Ring) for luteal support for in vitro fertilization—no further development or commercialization is planned;

•

MDT-637 (Tidal inhaler)—The tidal inhaler platform device proof of concept study was successful in confirming the functionality of the device as a product delivery platform. However, MDT-637 for respiratory syncytial virus infection did not reach statistically significant positive results for the primary end point in the Phase 2a study. We are currently evaluating the potential for further development;

•	Custirsen/TV-1011 (OGX-011), an antisense drug. Teva and Oncogenex have agreed to return the rights for this asset to Oncogenex; and

•	Our once-a-day fixed combination of a prostaglandin agonist and a beta blocker, for the treatment of glaucoma, has been terminated.

Operations

We operate our business globally and believe that our global infrastructure provides us with the following capabilities and advantages:

•	global research and development facilities that enable us to have a leading global generic pipeline, as well as the broadest generic product line in the United States;

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

These capabilities provide us with the means to respond on a global scale to a wide range of therapeutic and commercial requirements of patients, customers and healthcare providers.

Pharmaceutical Production

We operate over 40 finished dosage pharmaceutical plants in North America, Europe, Latin America, Asia and Israel. These plants manufacture solid dosage forms, sterile injectables, liquids, semi-solids, inhalers and medical devices. In 2014, Teva produced approximately 69 billion tablets and capsules and over 650 million sterile units. 20 of our plants are FDA approved, and 31 of our plants are EMA approved.

Our two primary manufacturing technologies, solid dosage forms and injectables, are available in North America, Latin America, Europe and Israel. The main manufacturing site for respiratory inhaler products is located in Ireland. The manufacturing sites located in Israel, Germany, Hungary, Croatia and the Czech Republic comprise a significant percentage of our production capacity.

We have established a global Operational Excellence program to optimize our manufacturing efficiency, and in order to maintain our goal of supplying high quality, cost-competitive products on a timely basis to our customers globally. As part of our efficiency improvement effort, we sold a number of manufacturing sites and facilities this year, including our two U.S. OTC manufacturing sites in Greensboro and in Phoenix and closed our Settimo (Italy) API facility. We are in process of closing additional facilities and are reviewing other potential sites for restructuring. Our network restructuring plan aims at further optimizing and consolidating our manufacturing footprint, yielding higher efficiency and reducing costs and capital expenditures.

We use several external contract manufacturers to achieve operational and cost benefits. We have established a third party operations unit to strategically work with our supplier base in order to meet cost supply security and quality targets on a sustainable base in alignment with our global procurement organization.

During 2014, we continued to invest in our manufacturing capabilities, focusing on strategic growth areas, including the construction of a new oral solid dosage facility in Russia and a new OTC manufacturing facility in India. We invested in expanding our manufacturing facility in Japan, our inhaler activities in Israel and Ireland, and our global sterile manufacturing centers in Hungary and Croatia. We constantly review these capabilities and our capacity utilization to ensure efficient alignment with our ability to timely deliver the highest quality products.

Our policy is to maintain multiple supply sources for our strategic products and APIs to the extent possible, so that we are not dependent on a single supply source. However, our ability to do so may be limited by regulatory or other requirements.

Our principal pharmaceutical manufacturing facilities in terms of number of employees in Teva Global Operations (“TGO”) are listed below:

Location	Total Number of TGO Employees (1)	Principal Market(s) Served
India (5 sites)	1,775	Europe and other non-U.S. markets
Debrecen, Hungary (including one other site)	1,612	Europe and other non-U.S. markets
Zagreb, Croatia (including one other site)	1,370	North America, Europe and other markets
Ulm, Germany	1,340	Europe and other non-U.S. markets
Kfar Saba, Israel	1,327	North America, Europe and other markets
Opava, Czech Republic	1,266	North America, Europe and other markets
Takayama, Japan	1,132	Asia
Neot Hovav, Israel	1,010	North America, Europe and other markets
Jerusalem, Israel	955	North America and Europe
Canada (3 sites)	909	North America, Europe and other markets
Godollo, Hungary	711	North America, Europe and other markets
Krakow, Poland	550	North America and Europe
Forest, VA, U.S.	475	North America, Europe and other markets
Haarlem, Netherlands	448	North America, Europe and other markets
Waterford, Ireland	405	North America, Europe and other markets
Runcorn, U.K.	378	North America, Europe and other markets
Cincinnati, OH, U.S.	320	North America
Irvine, CA, U.S.	305	North America
Hangzhou, China	227	North America, Europe and other markets

(1)	Figures refer to operations employees as of December 31, 2014 (pharmaceutical manufacturing, API manufacturing and API R&D).

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

We currently have 20 API production facilities all over the world. We produce approximately 300 APIs in various therapeutic areas. Our API intellectual property portfolio includes approximately 600 granted patents and pending applications worldwide.

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

Our API facilities meet all applicable current Good Manufacturing Practices (“cGMP”) requirements under U.S., European, Japanese, and other applicable quality standards. Our API plants are regularly inspected by the FDA, European agencies or other authorities as applicable. During 2014, inspections of our API facilities worldwide found our manufacturing practices to be in compliance.

Environment

Teva is committed to business practices that promote socially and environmentally responsible economic growth. In 2014, we continued to restructure and strengthen our environment, health and safety (“EHS”) efforts. We are developing and implementing a global EHS management system to align, streamline and enhance our EHS performance, while integrating our program into the business. The Corporate EHS Committee consisting of global senior executives meets on a routine basis and provides oversight of all material EHS matters in Teva.

We have a global environment and sustainability plan which is built on three pillars:

•	Zero incidents: we strive for zero releases to the environment;

•	100% compliance: we are putting systems in place that are aligned with internationally recognized standards to assure full compliance; and

•	Reduce impact: we are working to optimize our operations, to streamline processes and to reduce our environmental footprint through efficient use of resources.

In order to assure compliance in an ever-changing business and regulatory environment, we continuously update and advance our environmental control systems. We believe that we are in substantial compliance with all applicable environment, health and safety requirements.

Quality

Teva is committed to not just complying with quality requirements but to develop and leverage quality as a competitive advantage in the future. Throughout 2014, we successfully completed numerous inspections of our facilities by regulatory agencies without any critical observations. We were in continuous dialogue with authorities about drug shortages and participated in several industry-wide task forces. Internally, we promoted a quality mindset across all of Teva’s business functions. We strengthened our quality organization and improved its alignment with other functions. In the coming years, our quality organization will focus on further elevating and enhancing the consistency of our quality processes, integrating quality systems, and fostering our engagement with regulatory authorities and industry groups.

Organizational Structure

In July 2014, we announced our new commercial structure, which is aligned with our strategy to ensure an integrated Teva.

Teva is led by two commercial business units that work in full synchronization with each other: the Global Specialty Medicines group, formed in April 2013, and the Global Generic Medicines group, formed in July 2014.

The Global Generic Medicines group is responsible globally for all generic commercial activities. This includes portfolio management and selection, product launch and commercial execution. Bringing all of our regional generic businesses under one roof highlights our strong focus on, and commitment to, our generic business.

The Global Specialty Medicines group continues to drive organic growth with a strong pipeline of patient-centric solutions and by introducing new brands through focused business initiatives. Building on existing expertise and incorporating innovative technology, the group works to continue to enhance patient experience in our leading therapeutic areas.

In addition, our activities are conducted by three global divisions: Teva Global Operations, Teva Global R&D and Teva Global Quality, and by global support functions including Finance, Legal, Information Technology, the Corporate Development, Strategy and Innovation Group, Human Resources and the Corporate Marketing Excellence and Communications Group.

TGO’s responsibilities include development, manufacturing and commercialization of APIs, manufacturing of pharmaceuticals, quality assurance, procurement and supply chain.

Teva Global R&D is responsible for research and development of generic medications, NTEs and specialty products and includes regulatory affairs and pharmacovigilance.

Teva Global Quality is charged with ensuring the reliable supply of quality, cost-effective medicines from our global network of sites in compliance with all relevant standards.

Our worldwide operations are conducted through a network of global subsidiaries. We have direct operations in many countries around the world, as well as over 40 finished dosage pharmaceutical manufacturing sites, in 25 countries, 20 API sites and more than 20 pharmaceutical R&D centers. The following sets forth by geography, as of December 31, 2014, our principal operating subsidiaries in terms of aggregate total revenues:

Name of Subsidiary*	Country
Teva Pharmaceuticals USA, Inc.	United States
Teva Santé SAS	France
Teva UK Limited	United Kingdom
ratiopharm GmbH	Germany
Teva Pharmaceutical Works Private Limited Company	Hungary
Teva Gmbh	Germany
Teva Italia S.r.l.	Italy
Teva Pharma S.L.	Spain
Teva Israel	Israel
Teva Canada Limited	Canada
Teva Limited Liability Company	Russia
Teva Seiyaku	Japan

*	All listed subsidiaries are 100% held by Teva, except for Teva Pharmaceutical Works Private Limited Company, which has a very small minority interest.

Properties and Facilities

Listed below are our principal facilities and properties in various regions of the world and their size in square feet as of December 31, 2014:

Facility Location	Square Feet (in thousands)	Main Function
Israel
Ramat Hovav	1,448	API manufacturing and R&D
Kfar Saba	738	Pharmaceutical manufacturing, research laboratories, warehousing, and offices
Jerusalem (3 sites)	591	Pharmaceutical manufacturing, research laboratories and offices
Shoham Logistics Center	538	Distribution center
Netanya (3 sites)	503	API manufacturing, pharmaceutical warehousing, laboratories, distribution center and offices
Petach Tikva	371	Corporate headquarters
Ashdod	153	Manufacturing of hospital supplies
Assia, Petach Tikva	118	R&D laboratories
United States
North Wales area, PA (4 sites)	850	Teva USA headquarters, warehousing and distribution center
Forest, VA	450	Manufacturing, packaging and offices
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories and packaging
Irvine, CA (8 sites)	290	Pharmaceutical manufacturing and R&D laboratories
Miami, FL (3 sites)	240	Manufacturing, R&D laboratories, warehousing and offices
Kutztown, PA	211	Warehousing
Sellersville, PA	206	Pharmaceutical manufacturing, packaging and R&D laboratories
Frazer, PA	194	Offices
Salt Lake City, UT	188	Offices, manufacturing and R&D laboratories
Pomona, NY	181	Pharmaceutical manufacturing and R&D laboratories
Guayama, Puerto Rico	170	API manufacturing
West Chester, PA	165	Laboratories
Overland Park, KS	154	Offices
Mexico, MO	144	API manufacturing
Montvale, NJ	142	Offices
Canada
Toronto, Ontario	335	Offices, pharmaceutical packaging, warehousing, distribution center and laboratories
Stouffville, Ontario	180	Pharmaceutical manufacturing and R&D laboratories
Markham, Ontario	122	Pharmaceutical manufacturing and warehousing
Europe
Debrecen, Hungary (3 sites)	2,549	Pharmaceutical manufacturing, API manufacturing, R&D laboratories and warehousing

Facility Location	Square Feet (in thousands)	Main Function
Ulm, Germany (2 sites)	1,740	Pharmaceutical manufacturing, warehousing and offices
Opava, Czech Republic	1,466	Pharmaceutical and API manufacturing, warehousing and distribution center
Krakow, Poland	939	Pharmaceutical manufacturing and warehousing
Zagreb, Croatia (5 sites)	869	Pharmaceutical manufacturing, packaging and warehousing, API manufacturing and R&D laboratories
Savski Marof, Croatia	577	API manufacturing
Weiler, Germany	425	Pharmaceutical manufacturing and packaging
Waterford, Ireland (3 sites)	413	Pharmaceutical manufacturing, warehousing and packaging
Sajababony, Hungary	374	Mixed use
Zaragoza, Spain (3 sites)	325	Pharmaceutical manufacturing, R&D laboratories
Kutno, Poland	290	Pharmaceutical manufacturing, warehousing and packaging
Runcorn, England (2 sites)	275	Pharmaceutical manufacturing, warehousing, laboratories and offices
Glasshoughton, England	247	Warehousing and distribution center
Haarlem, The Netherlands	232	Laboratories
Gödöllõ, Hungary	211	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution center, packaging and warehousing
Santhiâ, Italy	177	API manufacturing, R&D laboratories and warehousing
Amsterdam, The Netherlands	176	Distribution center
Eastbourne, England	163	Warehousing and packaging
Asia
Gajraula (U.P.), India	1,200	API manufacturing
Takayama, Japan	1,009	Pharmaceutical manufacturing
Hangzhou, China	609	API manufacturing
Malanpur, India	302	API manufacturing
Goa, India	285	Pharmaceutical manufacturing and R&D laboratories
Ahmedabad, India	183	OTC manufacturing, packaging, warehousing and laboratories
Kasukabe, Japan	169	Pharmaceutical manufacturing
Koka, Japan	151	Pharmaceutical manufacturing
Nagoya, Japan (2 sites)	141	Offices
Latin America
Santiago, Chile (2 sites)	368	Pharmaceutical manufacturing, warehousing and R&D laboratories
Lima, Peru (3 sites)	245	Pharmaceutical manufacturing, warehousing and R&D laboratories
Mexico City, Mexico	240	Pharmaceutical manufacturing, warehousing and R&D laboratories
Munro, Argentina	179	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Ramos Arizpe, Mexico	109	Pharmaceutical manufacturing

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

Regulation

United States

Food and Drug Administration and the Drug Enforcement Administration

All pharmaceutical manufacturers selling products in the United States are subject to extensive regulation by the United States federal government, principally by the FDA and the Drug Enforcement Administration (“DEA”), and, to a lesser extent, by state and local governments. The federal Food, Drug, and Cosmetic Act, the Controlled Substances Act (“CSA”) and other federal statutes and regulations govern or influence the development, manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, recordkeeping, advertising, promotion, sale, import and export of our products. Our facilities are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Noncompliance with applicable requirements may result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the government to enter into supply contracts or to approve NDAs, ANDAs, or BLAs and criminal prosecution by the Department of Justice. The FDA also has the authority to deny or revoke approvals of marketing applications and the power to halt the operations of non-complying manufacturers. Any failure to comply with applicable FDA policies and regulations could have a material adverse effect on our operations.

FDA approval is required before any “new drug” (including generic versions of previously approved drugs) may be marketed, including new strengths, dosage forms and formulations of previously approved drugs. Applications for FDA approval must contain information relating to bioequivalence (for generics), safety, toxicity and efficacy (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures generally require that commercial manufacturing equipment be used to produce test batches for FDA approval. The FDA also requires validation of manufacturing processes so that a company may market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements.

The federal CSA and its implementing regulations establish a closed system of controlled substance distribution for legitimate handlers. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements upon legitimate handlers under the oversight of the DEA. The DEA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV, or V—with varying qualifications for listing in each schedule. Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA inspects manufacturing facilities to review security, record keeping and reporting and handling prior to issuing a controlled substance registration. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action, such as civil penalties, refusal to renew necessary registrations, or the initiation of proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

The Drug Price Competition and Patent Term Restoration Act (the “Hatch-Waxman Act”) established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This act also provides market exclusivity provisions that can delay the approval of certain NDAs and ANDAs. One such provision allows a five-year period of data exclusivity for NDAs containing new chemical entities and a three-year period of market exclusivity for NDAs (including different dosage forms) containing new clinical trial(s) essential to the approval of the application. The Orphan Drug Act grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers, generally, to a drug that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application.

Under the Hatch-Waxman Act, any company submitting an ANDA or an NDA under Section 505(b)(2) of the Food, Drug, and Cosmetic Act (i.e., an NDA that, similar to an ANDA, relies, in whole or in part, on FDA’s prior approval of another company’s drug product; also known as a “505(b)(2) application”) must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a “Paragraph IV” certification. In the case of ANDAs, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications until 180-days after the first commercial marketing. For both ANDAs and 505(b)(2) applications, when litigation is brought by the patent holder, in response to this Paragraph IV certification, the FDA generally may not approve the ANDA or 505(b)(2) application until the earlier of 30 months or a court decision finding the patent invalid, not infringed or unenforceable. Submission of an ANDA or a 505(b)(2) application with a Paragraph IV certification can result in protracted and expensive patent litigation.

The Best Pharmaceuticals for Children Act, signed into law in 2002, continues the so-called “pediatric exclusivity” program established by the FDA Modernization Act of 1997. This pediatric exclusivity program provides a six-month period of extended exclusivity, applicable to certain listed patents and to other regulatory exclusivities for all formulations of an active ingredient, if the sponsor performs and submits pediatric studies requested by the FDA within specified timeframes. An effect of this program has been to delay the launch of numerous generic products by an additional six months.

The Medicare Prescription Drug, Improvement and Modernization Act (the “Medicare Modernization Act”) of 2003 modified certain provisions of the Hatch-Waxman Act. Under the Medicare Modernization Act, the 180-day period of generic exclusivity rights may be forfeited under certain specified circumstances. In 2012, Congress passed legislation to create a generic drug user fee program (GDUFA) in order to augment the FDA’s congressional appropriations. User fee funding is anticipated to be sufficient to eliminate the backlog of ANDAs pending with the FDA by the end of Fiscal Year 2017 as well as provide for improved review performance over the statute’s five-year period. Additionally, generic drug user fees are intended to bring parity between the U.S. and foreign inspections by 2017 in order to ensure a consistent standard of quality for all drugs intended for the U.S. market. Implementation of the program began on October 1, 2012. In July 2012, Congress also passed legislation that allowed the FDA to continue to collect user fees for brand products and new user fee programs for biosimilar products. As part of this legislation, Congress included a provision that extended the period of time that a generic applicant has to receive tentative approval of its ANDA to preserve eligibility for 180-day exclusivity and avoid forfeiture under the Medicare Modernization Act. Applications that were submitted during the 30-month period preceding the signing of the bill (January 9, 2010 to July 9, 2012) are entitled to a 40-month period to receive tentative approval before triggering a forfeiture.

The passage of the Food and Drug Administration Amendments Act (FDAAA) in 2007 strengthened the FDA’s regulatory authority on post-marketing safety and granted the agency greater authority to control drug marketing and labeling, to require post-approval studies, to establish active surveillance systems, and to make clinical trial opportunities and results more available to the public. Another provision provides for a 180-day period for the FDA to respond to citizen petitions submitted to the FDA that could delay the approval of generic applications. That 180-day period was reduced to 150 days as part of legislation passed in July 2012. A key provision also allows the FDA to require a risk evaluation and mitigation strategy for drugs associated with greater safety risks.

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

On November 13, 2013, the FDA proposed a rule that would require generic manufacturers to participate in the “Changes Being Effected” process to initiate labeling changes for generic medicines without prior FDA approval. If adopted, the rule would allow different labels to be in use at the same time. Currently, generic and brand drug labeling must be the same except for exceptions explicitly designated by statute. If the rule were to become final as proposed, Teva’s potential product liability exposure could increase.

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

Our products also include biopharmaceutical products that are comparable to brand-name biologics, but that are not approved as biosimilar versions of such brand-name products. Of this portfolio, Tev-Tropin® and Granix® are sold in the United States, while others are distributed outside of the United States. As part of these efforts we filed a BLA for our G-CSF product (Granix®) in 2009, which was approved by the FDA in 2012, and was launched in November 2013. While regulations are still being developed by the FDA relating to the Biologics Price Competition and Innovation Act of 2009, which created a statutory pathway for the approval of biosimilar versions of brand-name biological products and a process to resolve patent disputes, the FDA issued three substantial draft guidance documents in February 2012 that are intended to provide a roadmap for development of biosimilar products. These draft guidance documents address quality considerations, scientific considerations and questions and answers regarding commonly posed issues.

Healthcare Reform and Certain Government Programs

In early 2010, the United States Congress enacted the Patient Protection and Affordable Care Act (the “PPACA”). The PPACA seeks to reduce the federal deficit and the rate of growth in health care spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in healthcare delivery systems and the creation of health insurance exchanges. Enrollment in the health insurance exchanges began in October 2013. The PPACA requires the pharmaceutical industry to share in the costs of reform, by, among other things, increasing Medicaid rebates and expanding Medicaid rebates to cover Medicaid managed care programs. Other components of healthcare reform include funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Under the PPACA, pharmaceutical companies are now obligated to fund 50% of the patient obligation for branded prescription pharmaceuticals in this gap, or “donut hole.” Additionally, commencing in 2011, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $3 billion in 2012 through 2016, $3.5 billion in 2017, $4.2 billion in 2018, and $2.8 billion each year thereafter. The tax is to be apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

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

In addition, the PPACA revised certain definitions used for purposes of calculating the rebates, including the definition of “average manufacturer price.” CMS has proposed, but not yet finalized, a regulation implementing aspects of the PPACA in the Medicaid drug rebate program.

Various state Medicaid programs have implemented voluntary supplemental drug rebate programs that may provide states with additional manufacturer rebates in exchange for preferred status on a state’s formulary or for patient populations that are not included in the traditional Medicaid drug benefit coverage.

Europe

General

In Europe, marketing authorizations for pharmaceutical products may be obtained either through a centralized procedure involving the EMA, or a mutual recognition procedure which requires submission of applications in other member states following approval by a so-called reference member state, or a decentralized procedure that entails simultaneous submission of applications to chosen member states.

During 2014, we continued to register products in the EU, using both the mutual recognition procedure and the decentralized procedure. We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

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

The requirements deriving from European pharmacovigilance legislation are constantly expanding due to an increasing number of guidances on Good Vigilance Practices and increased communication on inspectors’ expectations. While these new requirements are in the interest of patient safety and transparency, they are an increasing administrative burden, which drives our costs and headcount to be higher. In the fourth quarter of 2014, pharmacovigilance fee legislation became effective, which includes (i) a per license fee that is intended for the maintenance of the European Pharmacovigilance System; and (ii) a per activity fee, for the assessment of pharmacovigilance safety evaluation reports, study protocols for post authorization safety studies and referrals.

The procurement model in parts of Europe for the supply of important secondary care products such as oncology injectable medicines creates a challenge for governments and the pharmaceutical industry. We do everything we can to supply medicines for life-threatening conditions, while at the same time the market creates few incentives for us to do so. Until the procurement model recognizes that stability and sustainability, and the need to allow manufacturers to earn a return on their investment, are important components in purchasing decisions, shortages will be almost impossible to avoid. In 2014, we declined to participate in certain tenders and ended our supply in others since the procurement model for this segment was not sustainable. If the situation remains unchanged, we may withdraw certain products from the market because they are commercially nonviable. We continue to work with governments and our customers on ensuring that the patient’s needs are protected, but we believe that governments can do more to ensure security of supply by creating adequate incentives for manufacturers to maintain manufacturing capacity.

European Union

The medicines regulatory framework of the EU requires that medicinal products, including generic versions of previously approved products and new strengths, dosage forms and formulations of previously approved products, receive a marketing authorization before they can be placed on the market in the EU. Authorizations are granted after a favorable assessment of quality, safety and efficacy by the respective health authorities. In order to obtain authorization, application must be made to the EMA or to the competent authority of the member state concerned. Besides various formal requirements, the application must contain the results of pharmaceutical (physico-chemical, biological or microbiological) tests, pre-clinical (toxicological and pharmacological) tests and clinical trials. All of these tests must have been conducted in accordance with relevant European regulations and must allow the reviewer to evaluate the quality, safety and efficacy of the medicinal product.

During 2014, we continued to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

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

In addition to patent protection, exclusivity provisions in the EU may prevent companies from applying for marketing approval for a generic product for six, eight or ten years from the date of the first market authorization of the original product in the EU. The new legislation, applicable to all members of the EU, changes and harmonizes the exclusivity period for new products where the application for marketing approval was submitted after October 2005 for products filed via the national pathway or November 2005 for products filed via the centralized procedure. The period before marketing approval for a generic product can be pursued (known as data exclusivity) is eight years (from either six or ten years before) following approval of the reference product in the EU. Further, the generic product will be barred from market entry (marketing exclusivity) for a further two years, with the possibility of extending the market exclusivity by one additional year under certain circumstances for novel indications. Given that reference products submitted after October or November 2005 will take at least one year to be assessed and approved, the 2005 exclusivity provisions of “8+2+1” years will affect only generic submissions for marketing approval in late 2014 onwards.

The term of certain pharmaceutical patents may be extended in the EU by up to five years upon grant of Supplementary Patent Certificates (“SPC”). The purpose of this extension is to increase effective patent life (i.e., the period between grant of a marketing authorization and patent expiry) to 15 years.

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

Rest of the World Markets

Russia

Implementation of the 2020 pharmaceutical sector strategy continues to be a priority task of the Russian government. The strategy emphasizes localization of production and aims to harmonize the Russian pharmaceutical regulations with international principles and standards.

Russia’s pricing regulations, which took effect in 2010, impose price restrictions and mark-up regulation on pharmaceuticals listed on the Essential Drug List (“EDL”). In accordance with this legislation, EDL manufacturers cannot sell pharmaceuticals listed on the EDL unless their prices have been registered with the healthcare regulator. Prices are registered in Russian rubles. Local manufacturers are entitled to annual price reviews; however there is currently no procedure for adjusting the prices of foreign manufacturers to inflation or other cost increases.

As part of the sector strategy, prescription of pharmaceuticals based on INN has been mandatory since 2013, and cGMP requirements became effective in January 2014.

Various proposals for incentives to support local manufacturing are currently being considered by the Russian government. In particular, it is expected that starting from 2015, foreign-made products may be deemed ineligible under the Russian procurement system if at least two locally manufactured analogous products are available. Amendments to the healthcare legislation, including with respect to obtaining marketing authorizations and compliance rules on interaction with healthcare professionals, are also expected in 2015.

Japan

The registration of existing or new generic drugs in Japan is subject to Pharmaceutical and Medical Device Agency approval and requires carrying out local bioequivalence studies, as well as upholding stringent quality, stability and stable supply requirements. Generic prices are regulated by the Ministry of Health, Labor and Welfare and are set at 50%-60% of the equivalent branded drug prices (which was revised in April 2014 from 60%-70%), depending on the number of competitors. Generic drug prices are company specific, reflecting the actual net selling price by a company and are subject to ongoing price reductions of approximately 8-10% every two years.

The Japanese government provides comprehensive healthcare coverage, and the majority of healthcare expenditure is funded by the government. In order to control growing healthcare costs, beginning in 2008 the Japanese regulator adopted a coordinated policy to promote the use of generic drugs by utilizing a series of targeted incentive programs. The government’s stated goal is to reach at least 60% generic penetration in 2018. In April 2010 and 2012, new financial incentive schemes were established, encouraging pharmacies to substitute generic drugs for branded ones and doctors to prescribe generic drugs. The next reform, which is currently scheduled for April 2016, is likely to further increase generic penetration.

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

Every province in Canada offers a comprehensive public drug program for seniors, persons on social assistance, low-income-earners, and those with certain specified conditions or diseases, and regulates the reimbursement price of drugs listed on their formularies. Formulary listings are also used by private payors to reimburse generic products. To be listed in a provincial formulary, drug products must have been issued an NOC and must comply with each jurisdiction’s individual review process. Most provinces in Canada have implemented price reforms aimed at reducing the reimbursement price of generic products. Canadian provinces have been working separately and collectively to effect price reforms on a select number of high volume generic products. Ontario and Quebec which represent 60% of the Canadian market, have implemented regulations limiting trade allowances paid to pharmacy customers and Quebec requires generic companies to report the details of all such transactions.

Facilities, procedures, operations and/or testing of products are subject to periodic inspection by Health Canada and the Health Products and Food Branch Inspectorate. In addition, Health Canada conducts pre-approval and post-approval reviews and plant inspections to determine whether systems are in compliance with the good manufacturing practices in Canada, Drug Establishment Licensing requirements and other provisions of the Food and Drug Regulations. Competitors are subject to similar regulations and inspections.

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

Introduction

Overview

We are a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty pharmaceutical products. We operate in pharmaceutical markets worldwide, with major operations in the United States, Europe and other markets. As the world’s leading generic medicines company with a strong specialty medicines portfolio, we are strategically positioned to benefit from ongoing changes in the global healthcare environment.

We seek to address unmet patient needs while capitalizing on evolving market, economic and legislative dynamics in global healthcare. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide accessible healthcare solutions, legislative and regulatory reforms, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our dedicated leadership and employees, world-leading generics expertise and portfolio, focused specialty portfolio, OTC joint venture with P&G, global reach, API production capability, integrated R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics.

Segments

We operate our business in two segments:

•

Generic medicines, which include chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, including tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe, and we have a significant or growing presence in our ROW markets. We are also one of the world’s leading manufacturers of APIs.

•

Specialty medicines, which include several franchises, most significantly our core therapeutic areas of CNS medicines such as Copaxone®, Azilect® and Nuvigil® and of respiratory medicines such as ProAir® HFA and QVAR®. Our specialty medicines segment includes other therapeutic areas, such as oncology, women’s health and selected other areas.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G.

Strategy

In 2014, we began a process of re-defining and re-focusing our business strategy to better leverage our strengths and differentiate ourselves in the pharmaceutical market. We seek to capitalize on our advantages—including the largest generic medicines business in the world, a focused specialty business, a unique OTC business and our integrated R&D and API capabilities—to provide patients with comprehensive, outcome-focused solutions. Underlying our strategy is our heightened focus on profitable and sustainable business.

The key elements of our strategy consist of:

•

Solidifying our foundation and driving organic growth. We are solidifying the core foundations of our generics and specialty businesses to create additional value from our existing operations. We seek to drive organic growth in our generics business by emphasizing markets where we have or are pursuing leadership positions, and by shifting our generic pipeline and portfolio to include a larger proportion of complex products, with high barriers to entry.

•

Focusing on key growth markets. While we currently operate in numerous markets throughout the world, in 2015 we intend to concentrate our efforts on a smaller number of large growth markets where we believe we can establish leadership positions. We are exploring both organic and corporate development initiatives to achieve leadership position in these markets.

•

Maintaining Copaxone® and other key specialty products. We have enhanced our MS franchise through the introduction of our three-times-a-week Copaxone® 40 mg/mL product in the United States, and expect to launch Copaxone® 40 mg/mL in certain European and other countries in 2015. For many of our other specialty products, we are expanding into new markets, improving the products and taking further steps to protect the franchise while creating value for patients and payors.

•

Solidifying leadership positions in our core therapeutic areas. We plan to focus on our core therapeutic areas of CNS (including MS, neurodegenerative diseases and pain) and respiratory (including asthma and chronic obstructive pulmonary disease), establishing leadership positions in such areas. In so doing, we will leverage our focused R&D efforts, new product submissions and strong execution of product launches. In addition, in women’s health and oncology, where we have a significant commercial presence, we strive to maintain the existing franchises and may consider business development opportunities to maximize sustainable profitability.

•

Pursuing strategic business development initiatives. We continue to pursue business development initiatives across all our activities. As part of these initiatives, we will continue to evaluate opportunities for joint ventures, collaborations and other commercially-oriented activities.

•

Executing on our cost reduction program. We are focused on the continued execution of our sustainable efficiency program, which includes improvements in the operational efficiency of our production plants, in our global procurement activities, and others.

Highlights

Significant highlights of 2014 included:

•

Our revenues amounted to $20.3 billion, flat compared to 2013, as the decline in sales of OTC as well as generic medicines was offset by higher revenues of our specialty medicines. Excluding the impact of the sale of our U.S. OTC plants and of foreign exchange fluctuations, revenues grew 2%.

•

Our generic medicines segment generated revenues of $9.8 billion and profit of $2.1 billion, down 1% and up 29%, respectively. The decline in revenues was due to lower sales in the European and ROW markets, largely offset by higher sales in the United States. The increase in profit resulted from lower S&M expenses and higher gross profit.

•

Our specialty medicines segment generated revenues of $8.6 billion and profit of $4.6 billion, up 2% and 1%, respectively. Specialty revenues were up mainly due to higher sales of Nuvigil®, Treanda® and Azilect®, which were partially offset by the decline in Copaxone® and QVAR® sales. Profit was impacted by higher S&M expenses in support of product launches.

•

According to December 2014 IMS data, Copaxone® 40 mg/mL accounted for over 60% of total Copaxone® prescriptions in the United States. We expect to begin launching Copaxone® 40 mg/mL in certain European and other countries during 2015.

•	G&A expenses amounted to $1.2 billion, down 2% compared to 2013, and net financial expenses amounted to $313 million, down 22% compared to 2013.

•

Impairments, restructuring and others amounted to $650 million for the year, compared to $788 million in 2013. Legal settlements and loss contingencies for the year amounted to a gain of $111 million, compared to an expense of $1.5 billion in 2013, which was mainly due to the pantoprazole settlement.

•	Operating income amounted to $4.0 billion, an increase of 140% compared to 2013, mainly due to the change in legal settlements and loss contingencies.

•	Net income attributable to Teva in 2014 amounted to $3.1 billion, compared to $1.3 billion in 2013.

•	Cash flow from operating activities amounted to $5.1 billion, an increase of $1.9 billion compared to 2013.

For information regarding certain transactions, see note 2 of our consolidated financial statements.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous year.

	Percentage of Net Revenues Year Ended December 31,			Percentage Change Comparison
	2014	2013	2012	2014-2013	2013-2012
	%	%	%	%	%
Net revenues	100.0	100.0	100.0	* *	* *
Gross profit	54.5	52.7	52.4	3	1
Research and development expenses	7.3	7.0	6.7	4	5
Selling and marketing expenses	19.0	20.1	19.1	(5)	5
General and administrative expenses	6.0	6.1	6.1	(2)	* *
Impairments, restructuring and others	3.2	3.9	6.2	(18)	(37)
Legal settlements and loss contingencies	(0.5)	7.5	3.5	n/a	112
Operating income	19.5	8.1	10.8	140	(25)
Financial expenses—net	1.6	2.0	1.9	(22)	3
Income before income taxes	17.9	6.1	8.9	191	(31)
Income taxes	2.9	(0.2)	(0.7)	n/a	(69)
Share in losses of associated companies—net	*	0.2	0.2	(88)	(13)
Net loss attributable to non-controlling interests	(0.1)	(0.1)	(0.3)	(19)	(70)
Net income attributable to Teva	15.1	6.2	9.7	141	(35)

*	Represents an amount of less than 0.05%.
**	Represents an amount of less than 0.5%.

Segment Information

Generic Medicines Segment

The following table presents revenues, expenses and profit for our generic medicines segment for the past three years:

	Generic Medicines
	Year Ended December 31,
	2014		2013		2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$9,814	100.0%	$9,902	100.0%	$10,385	100.0%
Gross profit	4,247	43.3%	4,079	41.2%	4,518	43.5%
R&D expenses	517	5.3%	492	5.0%	485	4.7%
S&M expenses	1,582	16.1%	1,919	19.4%	1,971	19.0%

Segment profit*	$2,148	21.9%	$1,668	16.8%	$2,062	19.9%

*	Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 21 of our consolidated financial statements and “Operating Income” below for additional information.

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Revenues

Our generic medicines segment includes sales of generic medicines as well as API sales to third parties. Revenues from our generic medicines in 2014 amounted to $9.8 billion, a decline of $88 million, or 1%, compared to 2013. In local currency terms, sales increased 1%.

Revenues of generic medicines in the United States, our largest generic market, amounted to $4.4 billion, an increase of $246 million, or 6%, compared to 2013, representing 45% of total generics revenues in 2014. Revenues of generic medicines in Europe amounted to $3.1 billion, a decrease of $214 million, or 6%, compared to 2013. In local currency terms, European sales decreased 7%. Revenues of generic medicines in Europe represented 32% of total generics revenues in 2014. In our ROW markets, revenues from generic medicines in 2013 amounted to $2.2 billion, a decrease of 5% compared to 2013. In local currency terms, ROW sales increased 4%. Revenues from generic medicines in ROW markets represented 23% of total generics revenues in 2014.

API sales to third parties in 2014 amounted to $724 million, flat compared to 2013 in both U.S. dollar and local currency terms, mainly due to a decrease in sales in Europe and in the United States, partially offset by an increase in Japan and in other ROW markets.

Comparison of 2013 to 2012. In 2013, revenues from generic medicines amounted to $9.9 billion, a decrease of 5% compared to $10.4 billion in 2012. In local currency terms, revenues decreased 3%.

The following table presents generic segment revenues by geographic area for the past three years:

	Year Ended December 31,			Percentage Change
	2014	2013	2012	2014-2013	2013-2012
	U.S. $ in millions
United States	$4,418	$4,172	$4,381	6%	(5%)
Europe*	3,148	3,362	3,482	(6%)	(3%)
Rest of the World	2,248	2,368	2,522	(5%)	(6%)

Total Generic Medicines	$9,814	$9,902	$10,385	(1%)	(5%)

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

United States Generic Medicines Revenues

In 2014, we led the U.S. generic market in total prescriptions and new prescriptions, with total prescriptions of approximately 500 million, representing 14.2% of total U.S. generic prescriptions. We intend to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and our cost-effective production.

Revenues from generic medicines in the United States in 2014 amounted to $4.4 billion, up 6% compared to $4.2 billion in 2013. The increase resulted mainly from the 2014 exclusive launch of capecitabine (the generic equivalent of Xeloda®), the launch of omega-3-acid ethyl esters (the generic equivalent of Lovaza®) for which we were first to market, and the launch of raloxifene (the generic equivalent of Evista®), as well as products that were sold in 2014 that were not sold in 2013. These increases were partially offset by lower sales of the generic versions of Adderall IR® (amphetamine salts IR), Pulmicort® (budesonide inhalation) and Niaspan® (niacin ER).

Among the most significant generic products we sold in the United States in 2014 were generic versions of Pulmicort® (budesonide inhalation), Xeloda® (capecitabine), Lovaza® (omega-3-acid ethyl esters), Niaspan® (niacin ER), Adderall XR® (mixed amphetamine salts ER), Evista® (raloxifene), Pravachol® (pravastatin), Tobi® (tobramycin) and Adderall® (mixed amphetamine salts).

Comparison of 2013 to 2012. Total generic sales in the United States in 2013 amounted to $4.2 billion, down from $4.4 billion in 2012. This decrease was mainly due to a decrease in sales of products for which we had exclusive rights in 2012 and the cessation of royalties of atorvastatin under our agreement with Ranbaxy.

Products. In 2014, we launched generic versions of the following branded products in the United States (listed by date of launch):

Generic Name	Brand Name	Launch Date	Total Annual U.S. Market at Time of Launch $ millions (IMS)*
Metoclopramide for injection, USP 5 mg/mL, 10 mg **	Reglan®	Jan-2014	$12
Tolterodine tartrate ER capsules 2 & 4 mg	Detrol®	Jan-2014	$549
Fludarabine phosphate for injection 50mg/vial**	—	Jan-2014	—
Moxifloxacin HCl tablets 400 mg	Avelox®	Feb-2014	$195
Capecitabine tablets 150 & 500 mg	Xeloda®	Mar-2014	$754
Raloxifene HCl tablets 60 mg	Evista®	Mar-2014	$824
Omega-3-acid ethyl esters capsules 1 g	Lovaza®	Apr-2014	$1,067
Sulfamethoxazole and trimethoprim injection 80 mg/16 mg/mL**	—	Apr-2014	$7
Eszopiclone tablets 1, 2, & 3 mg	Lunesta®	Apr-2014	$928
Dexmethylphenidate HCl extended release capsules 15 & 30 mg***	Focalin XR®	May-2014	$169
Estradiol and norethindrone acetate tablets (Mimvey Lo®) 0.5/0.1 mg	Activella®	Jun-2014	$48
Fludarabine phosphate for injection 50 mg/2 mL**	—	Jul-2014	$4
Entecavir tablets 0.5 mg & 1 mg	Baraclude®	Sep-2014	$328
Carboplatin for injection 10 mg/mL, 600 mg**	Paraplatin®	Oct-2014	$3
Dexmethylphenidate HCl ER capsules 5 mg***	Focalin XR®	Nov-2014	$75
Enoxaparin sodium for injection 100 mg/mL & 150 mg/mL	Lovenox®	Nov-2014	$1,337
Amlodipine/valsartan/HCTZ tablets 5/160/12.5, 5/160/25 & 10/320/25 mg	Exforge HCT®	Dec-2014	$157
Buprenorphine/naloxone sublingual tablets 2/0.5 & 8/2 mg	Suboxone®	Dec-2014	$310
Celecoxib capsules 50, 100, 200 & 400 mg	Celebrex ®	Dec-2014	$2,583
Levalbuterol inhalation solution 0.25%	Xopenex®	Dec-2014	$14
Nafcillin for injection 1 & 2 gm	—	Dec-2014	$31

*	The figures given are for the twelve months ended in the calendar quarter closest to our launch or re-launch.
**	Products were re-launched.
***	Additional strengths.

We expect that our generic medicines revenues in the U.S. will continue to benefit from our strong generic pipeline, which, as of January 22, 2015, had 120 product registrations awaiting FDA approval, including 29 tentative approvals. Collectively, these 120 products had U.S. sales in 2014 exceeding $86 billion. Of these applications, 87 were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to 42 of these products, the branded versions of which had U.S. sales of more than $31 billion in 2014. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

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

In 2014 we received, in addition to 22 final generic drug approvals, seven tentative approvals which remain tentative at December 31, 2014. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. The outstanding tentative approvals received are for generic equivalents of the following products:

Generic Name	Brand Name	Total U.S. Annual Branded Market $ millions (IMS)*
Amlodipine besylate/valsartan tablets 5/160, 10/160, 5/320 & 10 mg /320 mg	Exforge®	$398
Olmesartan medoxomil/HCTZ tablets 20/12.5, 20/12.5 & 40 mg /25 mg	Benicar HCT®	$681
Rosuvastatin calcium tablets 5, 10, 20 & 40 mg	Crestor®	$5,311
Fexofenadine/pseudoephedrine ER tablets 180 mg /240 mg	Allegra D®	$14
Eletriptan HB® tablets 20 & 40 mg	Relpax®	$295
Abacavir/lamivudine tablets 600 mg / 300 mg	Epzicom®	$576
Olmesartan medoxomil tablets 5, 20 & 40 mg	Benicar®	$922

*	The figures given are for the twelve months ended in the calendar quarter closest to the receipt of tentative approval.

Europe Generic Medicines Revenues

Teva defines its European region as the 28 countries in the European Union, Norway, Switzerland and Albania and the countries of the former Yugoslavia. It is a diverse region that has a population of over 500 million people. Revenues presented include those from all 36 countries currently in our European region.

Revenues from generic medicines in Europe in 2014 amounted to $3.1 billion, a decrease of 6% compared to 2013. In local currency terms, revenues decreased 7%, mainly due to our focus on profitable business as well as market dynamics in certain countries including Germany, France and Spain. During 2014, the British pound strengthened against the U.S. dollar, while the euro weakened towards the end of the year, and the Hungarian forint weakened against the U.S. dollar.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market, and have adversely affected our revenues in some markets. In Germany, Italy, France, Spain and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. We have adjusted our strategy to address these changes, shifting from a market share-driven approach to a model emphasizing profitable and sustainable growth. Despite the decrease in revenues, the selective approach to our portfolio and price structuring, as well as our strong focus on cost reduction, contributed to significantly improved segment profitability.

As of December 31, 2014, Teva had received 840 generic approvals in Europe relating to 132 compounds in 265 formulations, including three EMA approvals valid in all EU member states. In addition, Teva had 2,072 marketing authorization applications pending approval in 31 European countries, relating to 199 compounds in 408 formulations, including one application pending with the EMA.

Listed below are generic revenues highlights for 2014 in our most significant European operations in terms of size:

•

Germany: Generic revenues in 2014 decreased 13% in U.S. dollar and in local currency terms. This decrease was due to our strategic focus on sustainable and profitable business, leading to lower participation in the tender market, and due to the increasing pressure on prices in the retail generics segment, mainly in the second half of 2014.

•

United Kingdom: Generic revenues in 2014 increased 1%, but decreased 4% in local currency terms, compared to 2013. The decrease in local currency terms was primarily due to our focus on profitable business and our lower market share on some products that were impacted by supply issues in the first half of the year. We maintained our position as the largest generic pharmaceutical company in the U.K.

•	Italy: Generic revenues in 2014 increased 12%, or 13% in local currency terms. The increase was primarily due to improvements in our supply management during the year.

•

France: Generic revenues in 2014 decreased 12%. In local currency terms, generic revenues decreased 13% compared to 2013, due primarily to increasing competition, the impact of regulatory changes in pharmacy discounting rules and our focus on profitable business.

•

Spain: Generic revenues in 2014 decreased 13% in U.S. dollars and local currency terms. The decrease was due mainly to the impact of the implementation of new commercial policies, and the increasing scope of the tendering system in the Andalucía region, in which we chose not to participate.

•

Switzerland: Generic revenues in 2014 increased 4%, or 2% in local currency terms. The increase was primarily due to higher volume in connection with new product launches, partially offset by pricing pressure driven by increasing competition.

Comparison of 2013 to 2012. Total generic sales in Europe in 2013 amounted to $3.4 billion, down from $3.5 billion in 2012. In local currency terms, revenues decreased 6%. The decrease was mainly due to lower revenues of both generic medicines and API.

ROW Generic Medicines Revenues

ROW markets include all countries other than the United States and those in our European region. Our key ROW markets are Japan, Russia and Canada. The countries in this category range from highly regulated, pure generic markets such as Canada, to hybrid markets such as Japan and Brazil, to branded generics markets such as Russia, certain Commonwealth of Independent States markets and Latin American markets.

In our ROW markets, generics revenues amounted to $2.2 billion, a decrease of 5% compared to 2013. In local currency terms, revenues increased 4%. The increase in local currency terms was mainly due to higher revenues in certain Latin American markets and Canada, partially offset by lower revenues in Japan.

Listed below are generic revenues highlights for 2014 in our main ROW markets:

•

In Japan, our generic revenues in 2014 decreased 10%, or 3% in local currency terms, compared to 2013. Our results in Japan, in local currency terms, mainly reflect the ongoing effects of certain quality and supply issues, which we experienced during 2013, as well as the impact of price revisions by the National Health Insurance in April 2014. The Japanese generics market is expected to continue to grow, bolstered by new government incentives to increase generic penetration.

•

Our generic medicines revenues in Russia in 2014 decreased 14%, but increased 3% in local currency terms, compared to 2013. The growth in local currency terms was mainly attributable to higher sales of branded generics, partially offset by lower revenues from governmental tenders for generic products. We maintained our leading position in the Russian generic pharmaceutical market.

•

In Canada, where we are one of the two leading generic pharmaceutical companies, generic revenues increased 5% in 2014, or 12% in local currency terms, compared to 2013. The increase was primarily due to the reversal of a pricing reserve for a product sold in previous years, partially offset by lower prices due to price reforms.

Comparison of 2013 to 2012. In 2013, generic medicines revenues in the ROW markets in 2013 were $2.4 billion, a decrease of 6% compared to 2012. In local currency terms, revenues increased 4%. The increase in local currency terms was mainly due to higher revenues in several ROW markets, including Russia, partially offset by lower revenues in Canada and Japan.

Generic Medicines Gross Profit

In 2014, gross profit from our generic medicines segment amounted to $4.2 billion, an increase of $168 million, or 4%, compared to $4.1 billion in 2013. The higher gross profit was mainly a result of higher revenues in the United States, specifically of products launched during 2014 and in the second half of 2013, and higher revenues in Canada, which led to higher gross profits, as well as higher gross profit from API sales to third parties. These increases were partially offset by lower revenues in Europe and certain ROW markets, which led to lower gross profits.

Gross profit margin for our generic medicines segment in 2014 increased to 43.3%, from 41.2% in 2013. This increase in gross margin was mainly the result of higher revenues, which led to higher gross profits in the United States and Canada (an aggregate increase of 2.5 points) as well as higher profitability of our European markets and of our API sales to third parties (an aggregate increase of 0.7 points), partially offset by lower revenues, which led to lower gross profits in certain ROW markets (a decrease of 0.8 points).

Comparison of 2013 to 2012. Generic medicines segment gross profit amounted to $4.1 billion in 2013, compared to $4.5 billion in 2012. Gross profit margin was 41.2% in 2013, compared to 43.5% in 2012.

Generic Medicines R&D Expenses

Research and development expenses relating to our generic medicines in 2014 amounted to $517 million, an increase of 5% compared to $492 million in 2013. The increase is mainly the result of higher investment in our U.S. portfolio and of development of complex generics for various markets. As a percentage of segment revenues, R&D expenses were 5.3% in 2014, compared to 5.0% in 2013.

Our R&D activities for the generic medicines segment include both (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and other expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicines S&M Expenses

Selling and marketing expenses related to our generic medicines in 2014 amounted to $1.6 billion, a decrease of 18% compared to $1.9 billion in 2013, mainly due to lower expenses in Europe and certain ROW markets (including as a result of currency fluctuations), as well as lower royalty payments in the United States mainly related to lower sales of our generic version of Pulmicort® (budesonide inhalation).

As a percentage of segment revenues, selling and marketing expenses decreased to 16.1% in 2014 from 19.4% in 2013.

Comparison of 2013 to 2012. Generic medicines S&M expenses in 2013 amounted to $1.9 billion, compared to $2.0 billion in 2012.

Generic Medicines Profit

The profit of our generic medicines segment is comprised of the gross profit for the segment, less selling and marketing expenses and research and development expenses related to this segment. Segment profit does not include general and administrative expenses, amortization and certain other items. See note 21 of our consolidated financial statements and “Operating Income” below for additional information.

Profit of our generic medicines segment amounted to $2.1 billion in 2014, compared to $1.7 billion in 2013. The increase was due to factors previously discussed, primarily lower S&M expenses and higher gross profit, which were partially offset by an increase in R&D expenses.

Generic medicines profit as a percentage of generic medicines revenues was 21.9% in 2014, up from 16.8% in 2013. The increase was mainly due to lower S&M expenses as a percentage of generic medicines revenues (increase of 3.3 points) as well as higher gross margin (increase of 2.1 points), partially offset by higher R&D expenses as a percentage of generic medicines revenues (decrease of 0.3 points).

Comparison of 2013 to 2012. Generic medicines profit amounted to $1.7 billion in 2013, a decrease compared to $2.1 billion in 2012. In 2013, segment profit as a percentage of revenues amounted to 16.8%, down from 19.9% in 2012.

Specialty Medicines Segment

The following table presents revenues, expenses and profit for our specialty medicines segment for the past three years:

	Specialty Medicines
	Year Ended December 31,
	2014		2013		2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$8,560	100.0%	$8,388	100.0%	$8,150	100.0%
Gross profit	7,457	87.1%	7,274	86.7%	7,173	88.0%
R&D expenses	881	10.3%	883	10.5%	793	9.7%
S&M expenses	2,001	23.4%	1,864	22.2%	1,686	20.7%

Segment profit*	$4,575	53.4%	$4,527	54.0%	$4,694	57.6%

*	Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 21 of our consolidated financial statements and “Operating Income” below for additional information.

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Revenues

Specialty medicines revenues in 2014 amounted to $8.6 billion, an increase of 2% compared to 2013. In the United States our specialty medicines revenues amounted to $6.1 billion, an increase of 1% from 2013. Specialty medicines revenues in Europe amounted to $1.9 billion, an increase of 2% from 2013 in both U.S. dollar and local currency terms. ROW revenues were
$552 million, an increase of 8%, or 23% in local currency terms, compared to 2013. Our specialty medicines segment also includes our NTE development program.

Comparison of 2013 to 2012. In 2013, specialty medicines revenues amounted to $8.4 billion compared to $8.2 billion in 2012. United States revenues amounted to $6.0 billion, an increase of 3% from 2012. Specialty medicines revenues in Europe amounted to $1.9 billion, an increase of 18%, or 15% in local currency terms, over 2012. Specialty medicines revenues in our ROW markets in 2013 amounted to $509 million, a decrease of 29%, or 26% in local currency terms, over 2012.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the past three years:

Specialty Medicines Revenues Breakdown

	Year Ended December 31,			Percentage Change
	2014	2013	2012	2014-2013	2013-2012
	U.S. $ in millions
CNS	$5,575	$5,545	$5,464	1%	1%
Copaxone®	4,237	4,328	3,996	(2%)	8%
Azilect®	428	371	330	15%	12%
Nuvigil®	388	320	347	21%	(8%)
Oncology	1,180	1,005	860	17%	17%
Treanda®	767	709	608	8%	17%
Respiratory	957	964	856	(1%)	13%
ProAir®	478	429	406	11%	6%
QVAR®	286	328	297	(13%)	10%
Women’s Health	504	510	448	(1%)	14%
Other Specialty	344	364	522	(5%)	(30%)

Total Specialty Medicines	$8,560	$8,388	$8,150	2%	3%

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Central Nervous System (“CNS”)

Our CNS specialty product line includes Copaxone®, Azilect®, Nuvigil®, Fentora®, Amrix® and several other medicines. In 2014, our CNS sales amounted to $5.6 billion, an increase of 1% over 2013, primarily due to higher Azilect®, Nuvigil®, and Amrix® revenues, partially offset by a decrease in revenues from Copaxone® and Fentora®.

Copaxone®. In 2014, Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the U.S. and globally, as we launched Copaxone® 40 mg/mL three times a week in the United States and migrated daily Copaxone® 20 mg/mL users to this new version. As a result, over 60% of the total Copaxone® prescriptions are now filled with the 40 mg/mL version. Our sales of Copaxone® amounted to $4.2 billion, a 2% decrease compared to 2013.

Copaxone® revenues in the United States in 2014 decreased 4% to $3.1 billion due to volume erosion attributable to oral competition, partially offset by price increases during 2014. Our U.S. market shares in terms of new and total prescriptions were 25.9% and 31.5%, respectively, according to December 2014 IMS data.

Revenues in the United States accounted for 73% of global Copaxone® revenues in 2014, a decrease from 75% of global sales in 2013.

Our Copaxone® revenues outside the United States amounted to $1.1 billion during the year, 2% higher than 2013. In local currency terms, revenues grew 7%, primarily due to the timing of tenders in Russia.

Copaxone® was responsible for 21% of our revenues in 2014, and a significantly higher percentage contribution to our profits and cash flow from operations during such period.

For further discussion on Copaxone®, see “Item 4- Specialty Medicines—Central Nervous System—Copaxone®.”

Comparison of 2013 to 2012. In 2013, global sales of Copaxone® were approximately $4.3 billion, an increase of 7% compared to global in-market sales in 2012. U.S. revenues in 2013 accounted for 75% of global in-market sales of Copaxone®. Until February 2012, global in-market sales included sales of Copaxone® by both Sanofi and Teva. In February 2012, we completed the assumption from Sanofi of the marketing and distribution rights of Copaxone®. Therefore, commencing with the second quarter of 2012, all global sales were made and recorded by Teva.

Azilect® global in-market sales, which represent sales by Teva and Lundbeck to third parties, amounted to $549 million in 2014 compared to $493 million in 2013, an increase of 11%. Our sales of Azilect® amounted to $428 million in 2014, an increase of 15% compared to 2013. The increase in sales reflects both price increases and volume growth in the United States, as well as volume growth in Europe.

Comparison of 2013 to 2012. In 2013, global in-market sales of Azilect amounted to $493 million, an increase of 17% compared to 2012. Our sales of Azilect® in 2013 amounted to $371 million, an increase of 12% compared to 2012.

Nuvigil® global sales in 2014 amounted to $388 million, compared to $320 million in 2013, mainly due to pricing fluctuations. Nuvigil®’s market share in terms of total prescriptions of the U.S. wake category was 42.5% at the end of 2014.

Comparison of 2013 to 2012. In 2013, sales of Nuvigil® amounted to $320 million, a decrease of 8% compared to 2012.

Provigil® sales in 2014 amounted to $70 million, compared to $91 million in 2013.

Comparison of 2013 to 2012. In 2013, sales of Provigil® amounted to $91 million, a decrease of 78% compared to 2012. Provigil® began to face generic competition in the United States in March 2012, which resulted in substantially decreased sales.

Respiratory

Our respiratory portfolio includes ProAir®, QVAR®, DuoResp Spiromax® and Qnasl®. Revenues from our specialty respiratory products decreased 1% in 2014 to $1.0 billion, primarily due to lower sales of QVAR® in Europe.

ProAir® HFA revenues in 2014 amounted to $478 million, an increase of 11% compared to 2013, mainly due to volume growth. ProAir® maintained its leadership in the Short Acting Beta Agonist market, with a market share of 57.0% in terms of total number of prescriptions during the fourth quarter of 2014, an increase of 3.1 points compared to the fourth quarter of 2013.

QVAR® global revenues in 2014 amounted to $286 million, a decrease of 13% compared to 2013, due to pricing variances. QVAR® maintained its second-place position in the inhaled corticosteroids category in the United States, with a market share of 36.0% in terms of total number of prescriptions during the fourth quarter of 2014, an increase of 4.1 points compared to the fourth quarter of 2013.

Comparison of 2013 to 2012. In 2013, revenues of our respiratory products amounted to approximately $1.0 billion, compared to $856 million in 2012. This increase was mainly due to increased sales in the United States and volume growth globally.

Oncology

Our oncology portfolio includes Treanda®, Trisenox®, Granix® and Synribo® in the United States and Lonquex®, Tevagrastim®/Ratiograstim®, Myocet®, Trisenox® and Eporatio® outside the United States. Sales of these products amounted to
$1.2 billion in 2014, compared to $1.0 billion in 2013. The increase resulted primarily due to our recently launched G-CSF products, Granix® and Lonquex® in the United States and Europe as well as higher sales of Treanda®.

Sales of Treanda® amounted to $767 million in 2014, compared to $709 million in 2013, primarily due to price increases in 2014.

Comparison of 2013 to 2012. In 2013, sales of our oncology product line reached $1.0 billion, an increase of 17% from
$860 million in 2012, primarily due to the increase in Treanda® sales.

Women’s Health

Our women’s health portfolio includes ParaGard®, Plan B One-Step® OTC/Rx (levonorgestrel), and Zoely® along with a number of other local products that are marketed in the United States, Europe and ROW. Women’s health results do not include generic women’s health products, sales of which are reported as part of our generic medicines revenues.

Revenues from our global women’s health products amounted to $504 million in 2014, a decrease of 1% from $510 million in 2013. The effect of foreign exchange fluctuations on revenues was negligible. The decrease in revenues is mainly due to lower U.S. sales of several women’s health products in the United States, largely offset by higher U.S. sales of Paragard® and Plan B One-Step®.

Comparison of 2013 to 2012. In 2013, sales of our women’s health products amounted to $510 million, an increase of 14% from $448 million in 2012.

Specialty Medicines Gross Profit

In 2014, gross profit from our specialty medicines segment amounted to $7.5 billion, an increase of 3% compared to $7.3 billion in 2013. The higher gross profit was mainly a result of higher sales.

Gross profit margin for our specialty medicines segment in 2014 was 87.1% compared to 86.7% in 2013. The slight increase in gross margin was mainly a result of the higher sales of Treanda® (an increase of 0.4 points) and improved margins of Copaxone® (an increase of 0.2 points), partially offset by lower margins of some of our respiratory products.

Comparison of 2013 to 2012. Specialty medicines segment gross profit amounted to $7.3 billion in 2013, compared to
$7.2 billion in 2012. Specialty medicines segment gross profit margin was 86.7% in 2013, compared to 88.0% in 2012.

Specialty Medicines R&D Expenses

Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with additional activities in specific areas that fit our strategy. Research and development expenses relating to our specialty medicines in 2014 were $881 million, similar to $883 million in 2013, as higher participation of third parties in R&D expenses and lower investments in our non-core therapeutic areas were offset by higher expenses related to our CNS pipeline. As a percentage of segment revenues, R&D spending was 10.3% in 2014, compared to 10.5% in 2013.

Specialty R&D expenditures include upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials, product registration costs, changes in contingent consideration resulting from acquisitions and other costs, and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase 3; (c) late-stage projects in phase 3 programs, including where an NDA is currently pending approval; and (d) life cycle management and other studies for marketed products. Furthermore, our NTE R&D activities are managed and reported as part of our specialty R&D expenses.

We consider phase 3, or late-stage development, to be our most significant R&D programs, as they could potentially affect revenues and earnings in the relatively near future. In addition, we incur indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel. Our specialty segment R&D expenses include such unallocated expenses.

The following table presents the composition of our specialty R&D expenditures and the number of projects by stage of development:

	2014 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2014	2013 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2013	2012 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2012
Early stage*: discovery and pre-clinical	$71	N/A	$57	N/A	$77	N/A
Middle stage: clinical up to phase 3	130	21	148	16	228	18
Late stage: phase 3, registration and post-approval regulatory requirements	420	27	415	16	324	19
Unallocated R&D**	311		282		254

Total gross R&D expenses***	932		902		883
Total net R&D expenses	881		883		793

*	Including early stage NTEs.
**	Unallocated R&D expenses are indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel.
***	Gross R&D expenses include the full cost of programs that are partially funded by third parties.

We recently changed the classification of certain of our products, which impacted the classification of related expenses. The data presented have been conformed to reflect the revised classification.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines in 2014 amounted to $2.0 billion, compared to $1.9 billion in 2013.

As a percentage of segment revenues, selling and marketing expenses increased to 23.4% in 2014 from 22.2% in 2013.

The increase was primarily due to higher expenditures related to launches of new products such as DuoResp Spiromax®, Lonquex® and Granix® during 2014, as well as preparation for additional product launches planned for 2015.

Comparison of 2013 to 2012. Specialty medicines S&M expenses in 2013 amounted to $1.9 billion, compared to $1.7 billion in 2012. The increase was mainly due to higher expenditures related to launches of new products.

Specialty Medicines Profit

The profit of our specialty medicines segment is comprised of the gross profit for the segment, less selling and marketing expenses and research and development expenses related to this segment. Segment profit does not include general and administrative expenses, amortization and certain other items. See note 21 of our consolidated financial statements and “Teva Consolidated Results—Operating Income” below for additional information.

Profit of our specialty medicines segment amounted to $4.6 billion in 2014, compared to $4.5 billion in 2013, an increase of 1%. This is a result of the factors discussed above, namely higher gross profit, partially offset by higher S&M expenses.

Specialty medicines profit as a percentage of segment revenues was 53.4% in 2014, down from 54.0% in 2013, a decrease of 0.6 points. The decline was mainly attributed to higher S&M expenses as a percentage of specialty medicines revenues (1.2 points), partially offset by higher gross profit (0.4 points) and by slightly lower R&D expenses as a percentage of specialty medicines revenues (0.2 points), as discussed above.

Comparison of 2013 to 2012. Specialty medicines profit amounted to $4.5 billion in 2013, compared to $4.7 billion in 2012, a decrease of 4%. Specialty medicines profit as a percentage of segment revenues was 54.0%, compared to 57.6% in 2012.

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profit of our multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Our MS franchise profit was $3.2 billion, $3.3 billion and $3.0 billion in 2014, 2013 and 2012, respectively. Profit of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 75.1%, 75.6% and 74.5% in 2014, 2013 and 2012, respectively.

Other Activities

In addition to our generic and specialty medicines segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

OTC

Our revenues from OTC products in 2014 amounted to $996 million, a decrease of 15%, compared to $1.2 billion in 2013, mainly due to the sale of our U.S. OTC plants, previously purchased from P&G, back to P&G in July 2014. Our revenues related to PGT amounted to $897 million, a decrease of 1%, compared to $910 million in the previous year. In local currency terms, revenues grew 5%. Revenues grew in all regions, except for a small decline in a few countries in Eastern Europe.

PGT’s in-market sales in 2014 amounted to $1.5 billion. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America.

Revenues from the sales of OTC products in the United States to P&G, amounted to $99 million in 2014, compared to $254 million in 2013. The decrease was due to the sale of the U.S. OTC plants noted above.

Comparison of 2013 to 2012. In 2013, our OTC revenues were $1.2 billion, an increase of 24% over 2012 primarily due to increased commercial activities and price increases.

Others

Other sources of revenue include sales of third party products for which we act as distributors (mostly in Israel and Hungary) and medical products, as well as miscellaneous items.

In 2014, we recorded sales of $902 million, an increase of 5% compared to sales of $859 million in 2013.

Comparison of 2013 to 2012. In 2013, we recorded sales of $859 million, an increase compared to sales of $846 million in 2012.

Teva Consolidated Results

Revenues

Revenues in 2014 amounted to $20.3 billion, flat compared to 2013. In local currency terms, revenues increased 1%. Our revenues were positively affected by higher sales of our specialty medicines, offset by lower revenues of our OTC and generic medicines. Please see “Specialty Medicines Revenues,” “Other Activities—OTC” and “Generic Medicines Revenues” above. Exchange rate movements during 2014 in comparison to 2013 negatively impacted overall revenues by approximately $346 million.

Comparison of 2013 to 2012. Revenues in 2013 amounted to $20.3 billion, flat compared to 2012 as higher revenues of our specialty medicines and OTC products were offset by the decline in sales of generic medicines.

Gross Profit

In 2014, gross profit amounted to $11.1 billion, an increase of 3% compared to 2013.

The higher gross profit was mainly a result of factors previously discussed under “Generic Medicines Gross Profit” and “Specialty Medicines Gross Profit” above. Gross profit was further affected by lower charges related to the amortization of purchased intangible assets, which were partially offset by higher costs related to regulatory actions taken in facilities.

Gross profit as a percentage of revenues was 54.5% in 2014, compared to 52.7% in 2013.

The increase in gross profit as a percentage of revenues primarily reflects the higher profitability of our generic medicines segment (an increase of 1.1 points), the lower amortization of purchased intangible assets (an increase of 0.7 points), the cessation of U.S. OTC manufacturing (an increase of 0.5 points) and the higher profitability of our specialty medicines segment (an increase of 0.4 points), partially offset by lower income from other activities (a decrease of 0.4 points), lower sales of OTC products (a decrease of 0.3 points), and costs related to regulatory actions taken in facilities (a decrease of 0.2 points).

Comparison of 2013 to 2012. Gross profit amounted in 2013 to $10.7 billion, an increase of 1% compared to 2012. Gross profit as a percentage of revenues was 52.7% in 2013, compared to 52.4% in 2012.

Research and Development (R&D) Expenses

Net research and development expenses for 2014, including the purchase of in-process R&D, were $1.5 billion, an increase of 4% compared to 2013. Specialty R&D expenses were $881 million and generic R&D expenses were $517 million in 2014, compared to $883 million and $492 million, respectively, in 2013. As a percentage of revenues, R&D spending was 7.3% in 2014, compared to 7.0% in 2013.

In 2014, our R&D expenses were primarily the result of the factors previously discussed under “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above.

Comparison of 2013 to 2012. In 2013, R&D expenses amounted to $1.4 billion, an increase of 5% compared to 2012.

Selling and Marketing (S&M) Expenses

S&M expenses in 2014 amounted to $3.9 billion, a decrease of 5% over 2013. As a percentage of revenues, S&M expenses were 19.0% in 2014, compared to 20.1% in 2013.

In 2014, we decreased our S&M spending, primarily as a result of the factors discussed under “Generic Medicines S&M Expenses” and “Specialty Medicines S&M Expenses” above.

Comparison of 2013 to 2012. S&M expenses in 2013 amounted to $4.1 billion, an increase of 5% over 2012. As a percentage of revenues, S&M expenses increased from 19.1% in 2012 to 20.1% in 2013.

General and Administrative (G&A) Expenses

G&A expenses in 2014 amounted to $1.2 billion, a decrease of $22 million compared to 2013. As a percentage of revenues, G&A expenses were 6.0%, compared to 6.1% in 2013.

Comparison of 2013 to 2012. G&A expenses in 2013 amounted to $1.2 billion, similar to 2012. As a percentage of revenues, G&A expenses were 6.1% in both 2013 and 2012.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for 2014 amounted to a gain of $111 million, compared to an expense of $1.5 billion in 2013. The 2014 amount is comprised mainly of insurance proceeds relating to the settlement of the pantoprazole patent litigation.

Comparison of 2013 to 2012. Legal settlements and loss contingencies expenses in 2013 amounted to $1.5 billion, compared to $715 million in 2012. The increase is mainly related to expenses in connection with the settlements of the pantoprazole and modafinil litigations.

Impairments, Restructuring and Others

Charges for impairments, restructuring and others amounted to $650 million in 2014, compared to $788 million for 2013.

Impairments

Impairment of long-lived assets in 2014 amounted to $387 million, comprised of:

1.	Property, plant and equipment—$163 million, based on management decisions regarding their expected use as a result of our planned network rationalization program, which triggered a reassessment of fair value. In 2013, impairment of property, plant and equipment amounted to $61 million.

2.	Identifiable intangible assets—$224 million:

a.	Product rights impairments of $116 million were recorded due to current market conditions and supply chain challenges in various markets. Impairments of product rights for 2013 amounted to $227 million.

b.	In-process R&D impairments of $108 million are comprised mainly of a $102 million impairment of the MDT-637 development project following the negative results of a Phase 2 trial. Impairment of in-process R&D for 2013 amounted to $166 million.

The carrying value as of December 31, 2014 of Teva’s in-process R&D asset Revascor® (mesynchymal precursor cells) is $258 million. This drug candidate is in a Phase 3 trial for congestive heart failure. Adverse trial results may lead us to reevaluate the fair value of the asset, which may lead to impairment. Such a loss may also lead us to reassess the current carrying value of our equity interest in Mesoblast Ltd., which is $295 million.

Restructuring

For the year ended December 31, 2014, Teva recorded $246 million of restructuring expenses, compared to $201 million in 2013. These expenses were primarily incurred following various initiatives which are part of our cost reduction program.

In October 2013, management announced the acceleration of its company-wide multi-year cost-savings plan, which includes several initiatives, including a reduction in the number of employees. Costs will continue to be incurred as the details of the plan are finalized and accounting criteria for expense recognition are met.

Comparison of 2013 to 2012. Impairments, restructuring and other expenses in 2013 amounted to $788 million, compared to $1.3 billion in 2012. The decrease is mainly due to lower impairment expenses.

Operating Income

Operating income was $4.0 billion in 2014, up from $1.6 billion in 2013. As a percentage of revenues, operating income was 19.5% compared to 8.1% in 2013.

The increase in operating income was due to factors previously discussed, primarily income in 2014 compared to expenses in 2013 in connection with legal settlements and loss contingencies, higher profit of all activities, lower amortization expenses, lower impairments, restructuring and others expenses as well as lower G&A expenses.

The increase of 11.4 points in operating income as a percentage of revenues was mainly due to income in 2014 compared to expenses in 2013 in connection with legal settlements (8.0 points), higher profit of all activities (2.6 points), lower amortization expenses (0.7 points), lower impairments, restructuring and others expenses (0.7 points) as well as lower G&A expenses (0.1 points), partially offset by higher other unallocated expenses (0.7 points).

Comparison of 2013 to 2012. Operating income in 2013 amounted to $1.6 billion, compared to $2.2 billion in 2012. As a percentage of revenues, operating income decreased to 8.1% in 2013 from 10.8% in 2012.

The following table presents a reconciliation of our segments’ profits to Teva’s consolidated operating income for the past three years:

	Year Ended December 31,
	2014	2013	2012
	(U.S.$ in millions)
Generic medicines profit	$2,148	$1,668	$2,062
Specialty medicines profit	4,575	4,527	4,694

Total segment profit	6,723	6,195	6,756
Profit of other activities	226	242	197

Total profit	6,949	6,437	6,953
Amortization	1,036	1,180	1,272
General and administrative expenses	1,217	1,239	1,238
Impairments, restructuring and others	650	788	1,259
Legal settlements and loss contingencies	(111)	1,524	715
Other unallocated amounts	206	57	264

Consolidated operating income	$3,951	$1,649	$2,205

Financial Expenses-Net

In 2014, financial expenses amounted to $313 million, compared to $399 million in 2013. The decrease is mainly due to prepayments of high interest rate debt facilities in March 2013.

Comparison of 2013 to 2012. In 2013, financial expenses amounted to $399 million, compared to $386 million in 2012.

Teva operates in certain territories where the official exchange rates deviate significantly from unofficial market rates and remittance of cash outside the country is limited. As a result, Teva is exposed to a potential income statement devaluation loss on its total monetary balances in these territories, which, as of December 31, 2014, amounted to approximately $274 million.

Tax Rate

In 2014, the provision for taxes amounted to $591 million, or 16% of pre-tax income of $3.6 billion. In 2013, the tax benefit amounted to $43 million, on pre-tax income of $1.3 billion. In 2012, the tax benefit amounted to $137 million, on pre-tax income of $1.8 billion. The increase in our annual effective tax rate for 2014 resulted primarily from the expiration of the tax exemption we benefited from through the end of 2013, under the previous Israeli incentive regime, as further detailed below. Furthermore, our tax rates for 2013 and 2012 were affected by the impact of impairment, restructuring and legal settlements charges, as well as mergers, on non-Israeli subsidiaries that have tax rates above our average tax rate.

The statutory Israeli corporate tax rate is 26.5% in 2014, however, our effective consolidated tax rates have historically been, and continue to be this year, lower than the statutory rate because of tax incentives we benefit from in Israel and other countries. Most of our investments in Israel were granted Approved Enterprise status, which confers certain tax benefits. These benefits included a long-term tax exemption for undistributed income generated by such projects, effective until 2013, and lower tax rates in 2014 and onwards, as described in “Item 10—Additional Information—Israeli Taxation.” We also benefit from other investment-related and R&D-related tax incentives in many of our facilities around the world.

In the future, our effective tax rate is expected to fluctuate as a result of various factors, including changes in the product mix and geographical distribution of our income, the effect of mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions.

Net Income

Net income attributable to Teva in 2014 was $3.1 billion, compared to $1.3 billion in 2013. This increase was due to the factors previously discussed, primarily our higher operating income, partially offset by higher tax expenses compared to tax benefits in 2013.

Comparison of 2013 to 2012. Net income attributable to Teva in 2013 amounted to $1.3 billion, compared to $2.0 billion in 2012. This decrease was primarily due to our lower operating income as well as lower tax benefits.

Diluted Shares Outstanding and Earnings Per Share

During 2014, we repurchased approximately nine million shares at a weighted average price of $57.43 per share, for an aggregate purchase price of $0.5 billion. These purchases were made pursuant to our share repurchase program, which was increased in October 2014 by $1.7 billion to $3 billion, with no time limits.

The average weighted diluted shares outstanding used for the fully diluted share calculation for 2014, 2013 and 2012 was 858 million, 850 million and 873 million shares, respectively.

The increase in number of shares outstanding compared to 2013 was mainly due to the issuance of shares for employee options exercised, in addition to higher amounts of dilutive options, RSUs and convertible senior debentures, following an increase in share price. The increase was partially offset by the impact of the shares repurchased during the fourth quarter of 2014. For additional information, see “Item 16E–Purchases of Equity Securities by the Issuer and Affiliated Purchasers” below.

At December 31, 2014, 2013 and 2012, the share count for calculating Teva’s market capitalization was approximately 852 million, 848 million and 857 million shares, respectively.

Diluted earnings per share amounted to $3.56 in 2014, an increase of 139% compared to diluted earnings per share of $1.49 in 2013. Diluted earnings per share amounted to $2.25 in 2012.

Impact of Currency Fluctuations on Results of Operations

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) impact our results. During 2014, the following main currencies relevant to our operations decreased in value against the U.S. dollar: the Russian ruble by 18%, the Canadian dollar by 7%, the Hungarian forint by 3% and the Japanese yen by 9%, while the following currencies increased in value against the U.S. dollar: the British pound by 5% and the Israeli shekel by 2% (each on an annual average compared to annual average basis).

As a result, exchange rate movements during 2014 in comparison with 2013 negatively impacted overall revenues by approximately $346 million and reduced our operating income by $114 million.

Comparison of 2013 to 2012. Exchange rate movements during 2013 in comparison with 2012 negatively impacted 2013 revenues by approximately $166 million and reduced our operating income for the year by $126 million.

Liquidity and Capital Resources

Total balance sheet assets amounted to $46.4 billion at December 31, 2014, compared to $47.5 billion at December 31, 2013. The decrease resulted mainly from a decline in intangible assets due to amortization of product rights and impairments, lower inventory balances and a decrease in goodwill resulting mainly from foreign exchange fluctuations. This decrease was partially offset by an increase in cash and financial assets.

Inventory balances at December 31, 2014 amounted to $4.4 billion, compared to $5.1 billion at December 31, 2013. The decrease resulted from foreign exchange fluctuations as well as from lower inventory balances mainly in Israel, Japan, France and Canada.

Accounts receivable at December 31, 2014, net of sales reserves and allowances (“SR&A”), amounted to negative $0.4 billion, compared to $0.4 billion at December 31, 2013. The negative balance is due to increases in sales reserves and allowances, primarily payments to be made to Medicaid.

We monitor macro-economic risks in certain emerging markets that are experiencing economic stress, focusing on Eastern Europe and Latin America, and are taking action to limit our exposure in these regions.

Accounts payables and accruals decreased to $3.2 billion at December 31, 2014 compared to $3.3 billion at December 31, 2013.

Our working capital balance, which includes accounts receivable, inventories, deferred taxes and other current assets net of SR&A, accounts payable and other current liabilities, was $1.6 billion at December 31, 2014, compared to $2.5 billion at December 31, 2013. The decrease in working capital is mainly due to the increase in SR&A and a decrease in inventory, partially offset by a decrease in other accounts payable and accruals.

Investment in property, plant and equipment in 2014 amounted to $0.9 billion, compared to $1.0 billion in 2013. Depreciation amounted to $464 million in 2014, compared to $458 million in 2013.

Cash and cash equivalents and short term and long term investments at December 31, 2014 amounted to $2.6 billion, compared to $1.2 billion at December 31, 2013. The increase was mainly due to cash flow generated from operating activities in 2014 net of cash used for capital investments of $4.3 billion and $0.5 billion of proceeds from employee stock option exercises, partially offset by $1.2 billion of dividends paid, $1.2 billion debt repayment, $0.5 billion of share repurchases, as well as $0.4 billion paid in connection with the Labrys and Nupathe acquisitions.

2014 Debt Movements

At December 31, 2014, our debt was $10.3 billion, a decrease of $1.9 billion compared to $12.2 billion at December 31, 2013, mainly due to debt repayments.

In March 2014, we repaid $750 million comprised of $500 million of LIBOR + 0.5% floating rate senior notes and $250 million of 1.7% senior notes, both issued in March 2011.

In January 2014, we repaid $205 million of our revolving credit line. As of December 31, 2014, the credit line was unutilized.

2013 Debt Movements

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

In March 2013, we repaid an aggregate amount of approximately $750 million of debt, comprised of $500 million principal amount of 5.55% senior notes due 2016 and $248 million of the European Investment Bank floating rate loan due 2015.

In addition, in January 2013, we repaid $1 billion principal amount of our 1.7% senior notes due 2014.

Aggregate Debt

Our debt at December 31, 2014 is effectively denominated in the following currencies: 52% in U.S. dollars, 31% in euros, 13% in Japanese yen and 4% in Swiss francs.

The portion of total debt classified as short term at December 31, 2014 was 17%, up from 15% at December 31, 2013. The increase is mainly due to reclassification of the $1.0 billion principal amount of 3.0% fixed rate senior note, maturing in June 2015.

Our financial leverage decreased to 31% at December 31, 2014 from 35% at December 31, 2013.

Our average debt maturity increased from 6 years at December 31, 2013 to 6.4 years at December 31, 2014, as a result of short term debt repayment.

In December 2012, we entered into a five-year $3.0 billion unsecured syndicated credit facility. As of December 31, 2014, the credit facility remained unutilized.

In January 2014, we entered into a term loan facility agreement under which we could have drawn up to $1.0 billion with a term of five years. We did not utilize the facility and the agreement was terminated in December 2014.

In January 2015, we repaid at maturity a €122 million European Investment Bank loan. The loan bore interest determined on the basis of 3 months EURIBOR +1.0%.

Shareholders’ Equity

Our shareholders’ equity was $23.3 billion at December 31, 2014, compared to $22.6 billion at December 31, 2013. The increase resulted primarily from net income attributed to Teva of $3.1 billion, $0.5 billion of proceeds from exercise of options and $0.2 billion of unrealized gain from derivative financial instruments, partially offset by the negative impact of foreign exchange fluctuations of $1.4 billion, dividend payments of $1.2 billion, as well as share repurchases of $0.5 billion.

Exchange rates also had a significant impact on our balance sheet, as approximately 33% of our net assets (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared with the end of 2013, changes in currency rates had a negative impact of $1.4 billion on our equity as of December 31, 2014, mainly due to the decrease in value against the U.S. dollar of: the Euro by 12%, the Russian ruble by 41%, the Polish zloty by 15%, the Hungarian forint by 17%, the Chilean peso by 13%, the Ukrainian hryvnia by 48%, and the Canadian dollar by 8%. All comparisons are on the basis of end of year rates.

Cash Flow

Cash flow generated from operating activities for 2014 amounted to $5.1 billion, an increase of $1.9 billion compared to 2013. The increase was mainly due to lower payments for legal settlements and Israeli tax settlements, insurance proceeds related to the pantoprazole settlement, and a decrease in accounts receivable net of SR&A, which were partially offset by lower income from the securitization of certain accounts receivable.

During 2014, we paid the remaining $800 million related to our pantoprazole settlement.

Cash flow generated from operating activities in 2014, net of cash used for capital investments, amounted to $4.3 billion, compared to $2.3 billion in 2013. The increase resulted mainly from higher cash flow generated from operating activities, along with lower capital expenditures.

In Europe, a significant portion of our profits is at risk due to the potential depreciation of the euro. We hedge part of the exposure resulting from the strengthening of the U.S. dollar against the euro.

Dividends

We announced a dividend for the fourth quarter of 2014 of NIS 1.33 (33.8 cents according to the rate of exchange on February 3, 2015) per share, an increase of 10% from NIS 1.21, which was the dividend declared for the third quarter of 2014. The dividend payment for the fourth quarter of 2014, which is expected to take place on March 3, 2015, will be made with respect to ADSs on the basis of the then current U.S. dollar-NIS exchange rate.

Commencing in April 2015, our dividends will be declared and paid in U.S. dollars.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with research and development activities.

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

Supplemental Non-GAAP Income Data

The tables on the following pages present supplemental non-GAAP data, in U.S. dollar terms and as a percentage of revenues, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Year Ended December 31,
	2014	2013	2012
	U.S. dollars in millions
Amortization of purchased intangible assets	1,036	1,180	1,272
Legal settlements and loss contingencies	(111)	1,524	715
Impairment of long-lived assets	387	524	1,071
Restructuring expenses	246	201	221
Costs associated with cancellation of R&D projects	79	—	—
Costs related to regulatory actions taken in facilities	75	43	128
Branded prescription drug fee	40	—	—
Other non-GAAP items	17	63	(33)
Accelerated depreciation	12	9	—
Purchase of research and development in process	—	5	73
Inventory step-up	—	—	63
Financial expense	7	110	32
Corresponding tax effect	(492)	(673)	(798)
Minority interest changes related to impairments of co-owned assets	—	—	(36)

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

The following table presents the GAAP measures, related non-GAAP adjustments and the corresponding non-GAAP amounts for the applicable periods:

		Year Ended December 31, 2014
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	11,056	1,087	12,143	60%
	Operating income[1,2]	3,951	1,781	5,732	28%
	Net income attributable to Teva[1,2,3]	3,055	1,296	4,351	21%
	Earnings per share attributable to Teva—diluted[4]	3.56	1.51	5.07

(1)	Amortization of purchased intangible assets		1,000
	Costs related to regulatory actions taken in facilities		75
	Accelerated depreciation		12

	Gross profit adjustments		1,087

(2)	Legal settlements and loss contingencies		(111)
	Impairment of long-lived assets		387
	Restructuring and other expenses		382
	Amortization of purchased intangible assets		36

			694

	Operating income adjustments		1,781

(3)	Tax effect and other items		(492)
	Financial expense		7

	Net income adjustments		1,296

(4)	The weighted average number of shares was 858 million for the year ended December 31, 2014. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year Ended December 31, 2013
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	10,707	1,188	11,895	59%
	Operating income[1,2]	1,649	3,549	5,198	26%
	Net income attributable to Teva[1,2,3]	1,269	2,986	4,255	21%
	Earnings per share attributable to Teva—diluted[4]	1.49	3.52	5.01

(1)	Amortization of purchased intangible assets		1,136
	Costs related to regulatory actions taken in facilities		43
	Accelerated depreciation		9

	Gross profit adjustments		1,188

(2)	Legal settlements and loss contingencies		1,524
	Impairment of long-lived assets		524
	Restructuring and other expenses		269
	Amortization of purchased intangible assets		44

			2,361

	Operating income adjustments		3,549

(3)	Tax effect and other items		(673)
	Financial expense		110

	Net income adjustments		2,986

(4)	The weighted average number of shares was 850 million for the year ended December 31, 2013. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year Ended December 31, 2012
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	10,652	1,419	12,071	59%
	Operating income[1,2]	2,205	3,510	5,715	28%
	Net income attributable to Teva [1,2,3]	1,963	2,708	4,671	23%
	Earnings per share attributable to Teva—diluted[4]	2.25	3.10	5.35

(1)	Amortization of purchased intangible assets		1,228
	Costs related to regulatory actions taken in facilities		128
	Inventory step-up		63

	Gross profit adjustments		1,419

(2)	Impairment of long-lived assets		1,071
	Legal settlements and loss contingencies		715
	Restructuring and other expenses		261
	Amortization of purchased intangible assets		44

			2,091

	Operating income adjustments		3,510

(3)	Tax effect and other items		(834)
	Financial expense		32

	Net income adjustments		2,708

(4)	The weighted average number of shares was 873 million for the year ended December 31, 2012. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for 2014 amounted to $1.1 billion on pre-tax non-GAAP income of $5.4 billion. The provision for taxes in the comparable period of 2013 was $630 million on pre-tax income of $4.9 billion, and in 2012 was $661 million on pre-tax income of $5.4 billion. The non-GAAP tax rate for 2014 was 20%, compared to 13% in 2013 and 12% in 2012. The increase in our annual non-GAAP effective tax rate for 2014 resulted primarily from the expiration of the tax exemption we benefited from through the end of 2013, under the previous Israeli incentive regime.

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including changes in the products and geographical distribution of our income, the effect of any mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions.

Trend Information

The following factors are expected to have an effect on our 2015 results:

•	the impact of currency fluctuations on revenues and net income, as well as on various balance sheet line items;

•	our continued focus on profit and profitability will continue to impact revenues;

•

a decrease in sales of Copaxone® as a result of changes in the competitive landscape, including competition from oral medicines and the potential introduction of a purported generic version in the United States;

•	a decrease in U.S. generic medicines revenues following the introduction of additional generic competition to Pulmicort® in the U.S. market; and

•	substantial restructuring and impairment expenses relating to improvements in our production network, supply chain and resource deployment processes.

For additional information please see “Item 4—Information on the Company” and elsewhere in this Item 5.

Off-Balance Sheet Arrangements

Except for securitization transactions, which are disclosed in note 17c to our consolidated financial statements, we do not have any material off-balance sheet arrangements as defined in Item 5.E of Form 20-F.

Aggregated Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations, including estimated interest*	$12,528	$1,956	$1,975	$2,661	$5,936
Operating lease obligations	642	139	210	148	145
Purchase obligations (including purchase orders)	1,777	1,763	14	—	—

Total	$14,947	$3,858	$2,199	$2,809	$6,081

*	Long term debt obligations mainly include senior notes and convertible senior debentures as disclosed in notes 12 and 13 to our consolidated financial statements.

The total gross amount of unrecognized tax benefits for uncertain tax positions was $713 million at December 31, 2014. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing and magnitude of settlements, these obligations are not included in the above table. Correspondingly, it is hard to ascertain whether we will pay any significant amount related to these obligations within the next year.

We have committed to future expenditures relating to joint ventures in accordance with the terms of the applicable agreements, mainly our PGT venture. However, the amounts of these future expenditures have not been predetermined, and are further subject to management approval.

We have committed to make potential future “milestone” payments to third parties under various agreements. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. As of December 31, 2014, were all milestones and targets, for compounds in Phase 2 and more advanced stages of development, to be achieved, the total contingent payments could reach an aggregate of up to approximately $2.4 billion. Such amount does not include additional sales-based milestone payments or royalties. Due to the uncertainty of the timing of these payments, these amounts, and the amounts described in the previous paragraph, are not included in the above table.

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

Revenue Recognition and SR&A

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

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, and other promotional items, such as shelf stock adjustments, are included in “SR&A” under “current liabilities.” These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “accounts receivable.”

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

Medicaid and Other Governmental Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. We estimate these rebates based on historical trends of rebates paid as well as on changes in wholesaler inventory levels and increases or decreases in sales. Included in the 2014 and 2013 provisions are estimates for the impact of changes to Medicaid rebates and associated programs related to U.S. healthcare reform.

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

Returns. Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns. We record a reserve for estimated sales returns in accordance with the “Revenue Recognition When Right of Return Exists” FASB pronouncement. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2014 and 2013 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

SR&A for third-party sales of pharmaceutical products to U.S. customers at December 31, 2014 and 2013 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 80% of our total sales reserves and allowances as of December 31, 2014, with the balance primarily in Canada and Germany.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2012	$96	$1,235	$432	$2,195	$3,958
Provisions related to sales made in current year period	342	2,895	210	4,156	7,603
Provisions related to sales made in prior periods	—	(9)	63	(54)	—
Credits and payments	(342)	(3,091)	(199)	(3,854)	(7,486)

Balance at December 31, 2013	$96	$1,030	$506	$2,443	$4,075

Provisions related to sales made in current year period	411	4,544	217	5,693	10,865
Provisions related to sales made in prior periods	2	(7)	1	(91)	(95)
Credits and payments	(393)	(4,503)	(203)	(4,636)	(9,735)

Balance at December 31, 2014	$116	$1,064	$521	$3,409	$5,110

Reserves at December 31, 2014 increased by approximately $1,035 million compared to December 31, 2013. The most significant variance was an increase in rebates and other sales reserves of approximately $965 million primarily related to an increase in customer rebates as a result of the shift in direct sales from the large retailers to the wholesalers, as well as an increase in managed care rebates, and additional Medicaid and other governmental rebates related to the U.S. healthcare reform and invoicing lags.

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

Our policy is to capitalize saleable product for unapproved inventory items when economic benefits are probable. We evaluate expiry, legal risk and likelihood of regulatory approval on a regular basis. If at any time approval is deemed not to be probable, the inventory is written down to its net realizable value. To date, inventory allowance adjustments in the normal course of business have not been material. However, from time to time, due to a regulatory action or lack of approval or delay in approval of a product, we may experience a more significant impact.

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

Starting in 2015, the Company will change its annual goodwill impairment testing date from December 31 to October 1 of each year. This change will allow Teva to complete the annual goodwill impairment test prior to the end of the annual reporting period, and thereby better align impairment testing procedures with the Company’s budget and forecasting processes and with year-end financial reporting. Accordingly, management considers this accounting change preferable. We do not expect this change to have a material effect on our valuation, nor to accelerate, delay, avoid, or trigger an impairment charge or result in adjustments to previously issued financial statements.

Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed according to the following principles:

•

An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

•

In step one of the impairment test, Teva compares the fair value of the reporting units to the carrying value of net assets allocated to the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. Otherwise, Teva must perform the second step of the impairment test to measure the amount of the impairment.

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

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products for which marketing approval was received from the FDA or the equivalent agencies in other countries. These assets are amortized using mainly the straight-line method over their estimated period of useful life, or based on economic effect models, if more appropriate, which is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling and marketing expenses.

For definite life intangibles, whenever impairment indicators are identified, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s cash flows and compares such value against the asset’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value based on the discounted cash flows.

Indefinite life intangible assets are mainly comprised of research and development in-process. Teva monitors development for any triggering events. Annually or when triggering events are present, Teva determines the fair value of the asset based on discounted cash flows on and records an impairment loss if book value exceeds fair value.

Research and development in-process acquired in a business combination is capitalized as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are monitored and tested for impairment. Upon completion of the related research and development efforts, management determines the useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development assets are impaired.

Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, mainly 40 years; machinery and equipment, mainly between 15 to 20 years; and other assets, between 5 to 10 years.

For property, plant and equipment, whenever impairment indicators are identified, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s cash flows and compares such value against the asset’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value.

Recently Issued Accounting Pronouncements

See note 1 to our consolidated financial statements.

ITEM	6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information regarding the executive officers and directors of Teva as of February 9, 2015:

Executive Officers

Name(1)	Age	Executive Officer Since	Position
Erez Vigodman	55	2014	President and Chief Executive Officer
Iris Beck-Codner	49	2014	Group Executive Vice President, Corporate Marketing Excellence and Communication
Eyal Desheh	62	2008	Group Executive Vice President, Chief Financial Officer
Richard S. Egosi	52	2010	Group Executive Vice President, Chief Legal Officer
Dr. Michael Hayden	63	2012	President of Global R&D and Chief Scientific Officer
Dr. Rob Koremans	52	2012	President and Chief Executive Officer, Global Specialty Medicines
Dr. Carlo de Notaristefani	57	2012	President and Chief Executive Officer—Global Operations
Sigurdur (Siggi) Olafsson	46	2014	President and Chief Executive Officer, Global Generic Medicines Group
Mark Sabag	44	2013	Group Executive Vice President, Human Resources

(1)	In July 2014, we reorganized our management structure by consolidating our executive management to nine executive officers.

Directors

Name	Age	Director Since	Term Ends
Prof. Yitzhak Peterburg—Chairman	63	2012	2016
Roger Abravanel	68	2007	2015
Dr. Sol J. Barer	67	2015	2017
Dr. Arie Belldegrun	65	2013	2016
Amir Elstein	59	2009	2016
Jean-Michel Halfon(1)	63	2014	2017
Prof. Richard A. Lerner	76	2012	2015
Prof. Moshe Many	86	1987	2016
Galia Maor	71	2012	2015
Joseph Nitzani(1)	68	2008	2017
Dan Propper	73	2012	2017
Ory Slonim	72	2008	2017
Erez Vigodman(2)	55	2009	2015

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.
(2)	Mr. Vigodman also serves as Teva’s President and Chief Executive Officer.

On February 4, 2015, Dr. Philip Frost resigned from the Board of Directors. Dr. Frost served as Chairman of the Board of Directors of Teva from March 2010 until December 2014, after serving as Vice Chairman of the Board of Directors since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006, when it was acquired by Teva.

Executive Officers

Erez Vigodman became Teva’s President and Chief Executive Officer in February 2014 after joining Teva’s Board of Directors in 2009. From 2010 to 2014, he served as President and Chief Executive Officer of Adama Agricultural Solutions Ltd. (formerly Makhteshim Agan Industries Ltd.), the world’s leading generic crop protection (agrochemical) company. From 2001 to 2009, he served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and the International Advisory Board of the Israel Science Technology & Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Iris Beck-Codner became Group Executive Vice President, Corporate Marketing Excellence and Communication in 2014. From 2013 to 2014, Ms. Beck-Codner served as Senior Vice President, Chief Communications Officer. From 2009 to 2012, she served as Group CEO of McCann Erickson Israel, IPG and from 2002 to 2008, as Vice President Marketing & Content at Partner Communications Company Ltd. From 1999 to 2000, she served as General Manager of Lever Israel, a wholly-owned subsidiary of Unilever Israel. Ms. Beck-Codner received a B.A. in economic sciences from Haifa University and an M.B.A. with distinction from Bar-Ilan University.

Eyal Desheh became Group Executive Vice President, Chief Financial Officer in 2012. From October 2013 to February 2014, Mr. Desheh served as Acting President and Chief Executive Officer. From 2008 to 2012, he served as Teva’s Chief Financial Officer. From 2000 to 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. From 1996 to 2000, he was Chief Financial Officer of Scitex Ltd. From 1989 to 1996, he served as Deputy Chief Financial Officer at Teva. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

Richard S. Egosi became Group Executive Vice President, Chief Legal Officer in 2012. From 2010 to 2012, Mr. Egosi served as Teva’s Corporate Vice President, Chief Legal Officer and Company Secretary. Mr. Egosi has been with Teva since 1995, previously serving as Teva’s Deputy Chief Legal Officer and as Senior Vice President and General Counsel of Teva Americas. Mr. Egosi received a B.S. in economics from Clemson University in 1984 and a J.D. and M.B.A. from Emory University in 1988.

Dr. Michael Hayden joined Teva as President of Global R&D and Chief Scientific Officer in May 2012. He is also currently the Killam Professor of Medical Genetics at the University of British Columbia and Canada Research Chair in Human Genetics and Molecular Medicine. He is also the founder and Senior Scientist of the Centre for Molecular Medicine and Therapeutics at the University of British Columbia. Prior to joining Teva, he founded three biotechnology companies (NeuroVir, Aspreva Pharmaceuticals and Xenon Pharmaceuticals Inc.) and served as Chief Scientific Officer of Xenon from 2000 to 2012. He also served as a director of Med Biogene Inc. from 2010 to 2011. He has received numerous awards, including the Canada Gairdner Wightman Award in 2011, the Order of Canada Award in 2010, the highest honor that Canada can give its citizens for exceptional achievement and the Distinguished Scientist Award of the Canadian Society of Clinical Investigation in 1998, and in 2008 he was named Canada’s Health Researcher of the Year. Dr. Hayden received his MB ChB in Medicine in 1975, Ph.D. in Genetics in 1979 and DCH Diploma in Child Health in 1979 from the University of Cape Town. He received his American Board Certification in both internal medicine and clinical genetics from Harvard Medical School in 1982 and an FRCPC in internal medicine from the University of British Columbia in 1984.

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

Dr. Carlo de Notaristefani joined Teva as President and Chief Executive Officer, Global Operations in August 2012. Prior to joining Teva, from 2004 to 2011, Dr. de Notaristefani was a member of the senior management team at Bristol-Myers Squibb, where he served as President Technical Operations and Global Support Functions, with responsibility for global supply chain operations, quality and compliance, procurement and information technology. Before joining Bristol-Myers Squibb, Dr. de Notaristefani held several senior positions of increasing responsibility in the areas of global operations and supply chain management with Aventis, Hoechst Marion Roussell and Marion Merrell Dow. Dr. de Notaristefani holds a Ph.D. in chemical engineering from the University of Naples.

Sigurdur (Siggi) Olafsson joined Teva as President and Chief Executive Officer, Global Generic Medicines Group in 2014. Mr. Olafsson served as President of Actavis Pharma from 2012 to 2014, Executive Vice President, Global Generics, at Actavis plc (Watson) from 2010 to 2012 and CEO of the Actavis Group from 2008 to 2010. From 2003 to 2008, he held positions of increasing responsibility within the Actavis Group, including Deputy CEO, Vice President of Corporate Development and CEO of Actavis Inc. U.S. From 1998 to 2003, he held positions of increasing responsibility with Pfizer’s Global R&D organization in the U.K. and U.S. From 1994 to 1998, he served as Head of Drug Development for Omega Farma in Iceland. Mr. Olafsson received a M.S. in pharmacy (Cand Pharm) from the University of Iceland, Reykjavik.

Mark Sabag became Group Executive Vice President, Human Resources in August 2013. From 2012 to 2013, Mr. Sabag served as Global Deputy Vice President, Human Resources. From 2010 to 2012, he served as Vice President, Human Resources for Teva’s International Group. From 2006 to 2010, he served as Vice President, Human Resources International Group and Corporate Human Capital. Prior to joining Teva, Mr. Sabag held senior human resources roles with Intel Corporation. Mr. Sabag received a B.A. in Economics and Business Management from Haifa University in 1995.

Directors

Prof. Yitzhak Peterburg became Teva’s Chairman of the Board of Directors on January 1, 2015, after rejoining Teva’s Board of Directors in 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. and is also the Chairman of Regenera Pharma Ltd. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990. Prof. Peterburg is a professor at the School of Business, Ben-Gurion University. With his experience as a leader in Israeli healthcare and as a former executive officer of Teva, expertise in health information technology and knowledge transfer within large-scale, fragmented networks, as well as his leadership of large Israeli companies, Prof. Peterburg provides healthcare, management and operational expertise as well as knowledge about Teva and its global operations.

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013 and as a director of Luxottica Group SpA. from 2006 to 2014. Mr. Abravanel currently serves as a director of Admiral Group plc and of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972. Mr. Abravanel’s years of service as an international business consultant, together with his service as a director at leading firms in Europe, provides a broad business and management perspective.

Dr. Sol J. Barer joined Teva’s Board of Directors in January 2015. Dr. Barer is Managing Partner at SJ Barer Consulting. From 1987 to 2011, he served in top leadership roles at Celgene Corporation, including as Executive Chairman from 2010 to 2011, Chairman and CEO from 2007 to 2010, CEO from 2006 to 2010, President and Chief Operating Officer from 1994 to 2006 and President from 1993 to 1994. Prior to that, he was a founder of the biotechnology group at the chemical company Celanese Corporation, which was later spun off as Celgene. Dr. Barer currently serves on the board of directors of Amicus Therapeutics and Aegerion Pharmaceuticals. Dr. Barer is Chairman of the Board of InspireMD and Medgenics. Dr. Barer received his Ph.D. in organic and physical chemistry from Rutgers University in 1974 and his B.S. in Chemistry from Brooklyn College of the City University of New York in 1968. With his long career as a senior pharmaceutical executive and leadership roles in various biopharmaceutical companies, Dr. Barer provides broad and experienced knowledge of the global pharmaceutical business and industry as well as extensive scientific expertise.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is the Director of the Institute of Urologic Oncology and Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA), where he has held the Roy and Carol Doumani Chair in Urologic Oncology since 2000. Dr. Belldegrun also serves as Chairman, President, CEO and Founder of Kite Pharma, Inc., Chairman of Arno Therapeutics, Inc., Chairman of TheraCoat Ltd., a director of SonaCare Medical LLC and until 2013 he served as a director of Nile Therapeutics Inc. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder and founding Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology (which was acquired by Johnson & Johnson in 2009). Dr. Belldegrun is Chairman and Partner of Two River Consulting, LLC. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; biotechnology group leader of the Mayor of Los Angeles’ Economy and Jobs Committee; and is the author of more than 450 scientific publications. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School and conducted his post-doctoral studies in immunology at the Weizmann Institute of Science in Israel. He completed his urologic surgery residency at Harvard Medical School and his fellowship at the National Cancer Institute/National Institutes of Health. Dr. Belldegrun’s career as a leading medical researcher and his entrepreneurial activities in various pharmaceutical ventures provide scientific expertise and pharmaceutical development experience.

Amir Elstein rejoined Teva’s Board of Directors in 2009. From January 2014 to July 2014, he served as Vice Chairman of the Board of Directors of Teva. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governors of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein served as the Chairman of the Board of Directors of Israel Corporation from 2010 to 2013. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992. Mr. Elstein’s leadership positions in various international corporations, including his experience as a chairman in international public companies and his service as an executive officer at Teva and other companies, provides global business management and pharmaceutical expertise.

Jean-Michel Halfon joined Teva’s Board of Directors in 2014. He currently serves as an independent consultant, providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies. From 2008 until 2010, Mr. Halfon served as President and General Manager of Emerging Markets at Pfizer Inc., after having served in various senior management positions since 1989. From 1987 until 1989, Mr. Halfon served as Director of Marketing in France for Merck & Co., Inc. Mr. Halfon received a B.S. from Ecole Centrale des Arts et Manufactures in 1974 and an M.B.A. from Institut Supérieur des Affaires in 1977. Mr. Halfon’s years of experience in senior management at leading pharmaceutical companies, particularly his experience with emerging markets, provides expertise in international pharmaceutical operations and marketing.

Prof. Richard Alan Lerner, M.D. joined Teva’s Board of Directors in 2012. Prof. Lerner served as President of The Scripps Research Institute from 1987 until January 2012, and is currently a member of its Skaggs Institute for Chemical Biology, where he is an Institute Professor and the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner served as a director of Kraft Foods, Inc. from 2005 until 2012. He currently serves as a director of Opko Health, Inc., Sequenom, Inc. and Intra-Cellular Therapies Inc. Prof. Lerner has been the recipient of numerous honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of Sciences, and holds honorary doctorates from esteemed academic institutions including the Technion-Israel Institute of Technology and Oxford University. Prof. Lerner did undergraduate work at Northwestern University, received B.M.S and M.D. degrees from Stanford University Medical School in 1964 and interned at Palo Alto Stanford Hospital from 1964 to 1965. With his long tenure as president of a major biomedical research organization, and experience as a physician and a scientist, Prof. Lerner provides valuable business, scientific and management expertise.

Prof. Moshe Many, M.D., Ph.D. joined Teva’s Board of Directors in 1987, and served as Vice Chairman of the Board of Directors of Teva from March 2010 to January 2014. Prof. Many has served as president of the Ashkelon Academic College from January 2002 until July 2012 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as a director of BiondVax Pharmaceuticals Ltd. He also served as a director of Rosetta Genomics from 2002 to 2011 and as Chairman of the Board of Real Imaging Ltd. from 2010 to 2013. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969. With his experience as a doctor and hospital administrator, service as president of academic institutions, many years as a Teva director and his service and directorships at other pharmaceutical companies, Prof. Many provides leadership, management, healthcare and governance expertise, as well as extensive knowledge regarding the Company’s operations and culture.

Galia Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967. Ms. Maor’s experience in the private sector as one of Israel’s leading banking executives, as well as her experience as a senior executive at Bank of Israel, provides financial, capital markets, accounting and regulatory expertise.

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director under Israeli law. From 2008 until 2010, Mr. Nitzani served as Chairman of Hadassah Medical Center, after serving as a director there from 1996 until 2008. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Client Assets Private Banking and Consulting Division. Previously, he served as Managing Director of the Government Companies Authority from 1991 to

1995 and CEO of the Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani served as a director in three subsidiaries of Migdal Capital Markets Group from December 2009 (and as a Chairman of one of them from 2010) to 2013. Mr. Nitzani also served as a director of the Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, and of Adanim Mortgage Bank from 2006 to 2008. Mr. Nitzani serves as chairman of the endowment fund and as a member of the investment funds committee of Tel Aviv University since 2012. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani’s years as an executive in the banking, finance and insurance industries, as well as his governmental, regulatory and hospital administration experience, provides broad business, capital markets, financial, accounting, healthcare and regulatory expertise.

Dan Propper rejoined Teva’s Board of Directors in 2012. Mr. Propper had previously been a director of Teva from 2007 until February 2011. Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products and a part of the Nestle Group. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary doctorate from the Technion-Israel Institute of Technology in 1999. From 2011 until 2014, Mr. Propper served as Chairman of the Supervisory Council of the Bank of Israel. He is a director of Check Point Software Technologies Ltd. and a member of the Boards of Trustees of the Technion-Israel Institute of Technology, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion-Israel Institute of Technology. As a leader of Israeli industry, including as chief executive officer and chairman of a large, industrial food corporation, Mr. Propper provides business, industrial, operational and commercial expertise.

Ory Slonim rejoined Teva’s Board of Directors in 2008. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. He served as a director and Chairman of the audit committee of U. Dori Group Ltd. from 1993 to 2011, as a director of Oil Refineries Ltd. from 2007 to 2012 and as Vice Chairman of Harel Insurance Investments and Financial Services Ltd. from 2008 to 2013. From 1988 to 2007, he served as Vice Chairman of the Board of Migdal Insurance and Financial Holdings Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risk Management Plans since 2005. Mr. Slonim received the Presidential Volunteer Medal in 1992 and the Presidential Medal of Distinction in 2012. Mr. Slonim received an LL.B degree from the Hebrew University in 1968. Mr. Slonim’s legal background and many years of service on boards of leading firms in Israel provides expertise in risk management, governance and regulatory matters.

The biography of Erez Vigodman, our President and Chief Executive Officer, and one of our directors, appears under “—Executive Officers” above.

Compensation of Executive Officers and Directors

Certain Compensation-Related Requirements of the Israeli Companies Law

As required by the Israeli Companies Law, 1999 (the “Israeli Companies Law”) Teva has adopted a compensation policy regarding the terms of office and employment of its office holders, including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and other benefits (“Terms of Office and Employment”). The term “office holder,” as defined in the Israeli Companies Law, includes directors, the chief executive officer, other executive officers and any other manager directly subordinate to the chief executive officer. Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our shareholders at the 2013 annual general meeting of shareholders, following the favorable recommendation of our human resources and compensation committee (the “Compensation Committee”) and approval by the Board of Directors, and took effect thereafter.

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

Pursuant to the Israeli Companies Law, arrangements between the Company and its office holders must generally be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the company.

In addition, pursuant to the Israeli Companies Law, the Terms of Office and Employment of Teva’s office holders require the approval of the Compensation Committee and the Board of Directors. The Terms of Office and Employment of directors (including those of a chief executive officer who is a director) further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, the approval of the shareholders by the special majority mentioned above is also required.

Under certain circumstances, if the Terms of Office and Employment of office holders who are not directors are not approved by the shareholders, the Compensation Committee and the Board of Directors may nonetheless approve such terms. In addition, amendment of Terms of Office and Employment of office holders who are not directors requires the approval of the Compensation Committee only, if the Compensation Committee determines that the amendment is not material.

Aggregate Executive Compensation

The aggregate compensation granted to our nine current executive officers during or with respect to 2014 was $18,792,522, and with respect to our executive officers whose service as executive officers ended during 2014 was $17,958,029 (all as reflected in our financial statements for the year ended December 31, 2014, including the cash bonuses with respect to 2014, but excluding equity-based compensation).

For a discussion of the compensation granted to our five most highly compensated office holders during or with respect to 2014, see “Individual Covered Executive Compensation” below, and for a discussion of the compensation paid to our directors during or with respect to 2014, see “Compensation of Directors” below.

In 2014, our nine current executive officers had a cash gain of $7,286,348 as a result of the sale of exercised share options and vested restricted share units, and the cash gain of the executive officers whose service as executive officers ended during 2014 was $11,353,821.

In 2014, options to purchase an aggregate of 949,825 Company shares were awarded to our current executive officers at a weighted average exercise price of $46.97 per option and a weighted average grant date fair value of $9.92 per option, with expiration dates in 2024, as well as 131,380 performance share units with a weighted average grant date fair value of $45.57 per unit and 20,610 restricted share units with a weighted average grant date fair value of $44.74 per unit. In 2014, options to purchase an aggregate of 298,834 Company shares were awarded to executive officers whose service as executive officers ended during 2014 at a weighted average exercise price of $48.76 per option and a weighted average grant date fair value of $9.13 per option, with expiration dates in 2024, as well as 55,740 performance share units with a grant date fair value of $44.85 per unit and 4,950 restricted share units with a grant date fair value of $46.13 per unit. Accordingly, the aggregate grant date fair value of this equity-based compensation granted in 2014 is approximately $21.8 million. For general information regarding our equity-based incentive plan, see “Equity-Based Plans” below.

Individual Covered Executive Compensation

The table and summary below outline the compensation granted to our five most highly compensated office holders as part of their Terms of Office and Employment during or with respect to the year ended December 31, 2014, as recognized in our financial statements for the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” The summary below also contains information with respect to compensation provided to our Covered Executives after December 31, 2014 and prior to the date of this report with respect to 2014.

Summary Compensation Table(1)

Information Regarding the Covered Executive		Compensation for Services				Other Compensation		Total ($)
Name and Principal Position(2)	Holdings in the Company (%)(3)	Base Salary ($)	Benefits and Perquisites ($)(4)	Cash Bonuses ($)(5)	Equity-Based Compensation ($)(6)	Rent ($)(7)	Other ($)(8)
Erez Vigodman(9)	*	1,183,888	593,449	2,105,878	602,644	—	—	4,485,859
President and Chief Executive Officer

Dr. Michael Hayden(10)	*	1,000,000	1,010,056	1,512,496	1,630,527	72,000	—	5,225,079
President of Global R&D and Chief Scientific Officer

Richard S. Egosi(11)	*	800,000	431,015	1,165,309	1,337,348	—	—	3,733,672
Group Executive Vice President, Chief Legal Officer

Prof. Itzhak Krinsky(12)	*	433,128	1,477,348	409,458	1,270,607	211,777	—	3,802,318
Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific

Allan Oberman(13)	*	850,000	207,490	1,194,435	546,221	75,344	4,464,171	7,337,661
Former President and Chief Executive Officer of Teva Americas Generics

*	Less than 0.1%.
(1)	All amounts reported in the table are in terms of cost to the Company.
(2)	All current executive officers listed in the table are full-time employees of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at a monthly average conversion rate for 2014.

(3)	The percentage reported in this column reflects the number of ordinary shares or ADSs as well as vested equity-based awards held by the Covered Executive on January 31, 2015, based on information available to the Company.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Teva’s guidelines.

With respect to Dr. Hayden, these amounts also include payments and benefits associated with his presence in Israel, with respect to Prof. Krinsky, with his presence in Japan (generally to compensate for the high cost of living in Japan), and with respect to Mr. Oberman, with his presence in the U.S. Such associated payments may include payments such as family visitation travel expenses and medical insurance reimbursement for the Covered Executive and members of his family.

(5)	Amounts reported in this column refer to cash bonuses with respect to 2014 as approved to be paid to our Covered Executives by our Compensation Committee and Board of Directors (other than a one-time cash bonus in an amount of $237,401 approved to be paid to Mr. Vigodman for significant achievements and effort that produced exceptional results, which will be brought for shareholder approval at our upcoming general meeting). For further information regarding the annual cash bonuses for our Covered Executives for 2014 included herein, see discussion below under “Annual Cash Bonuses for 2014.”

(6)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014, with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in note 15 to our audited consolidated financial statements set forth elsewhere in this report.

(7)	Amounts reported in this column refer to payment or reimbursement for rent and the cost of utilities for a family residence. For Dr. Hayden, such costs are associated with his presence in Israel, for Prof. Krinsky, such costs are associated with his presence in Japan, and for Mr. Oberman, such costs are associated with his presence in the U.S.

(8)	Amounts reported in this column with respect to Mr. Oberman include payments made during 2014 and the value of payments and benefits recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP relating to termination of his employment, as well as catch-up payments due to an increase of his base salary on account of November 2012 to December 2013.

(9)	Mr. Vigodman

Mr. Vigodman became Teva’s President and Chief Executive Officer on February 11, 2014, while remaining on our Board of Directors, which he joined in 2009.

Mr. Vigodman has waived his entitlement to any additional compensation due to him in his capacity as a member of the Board of Directors.

In 2014, Mr. Vigodman was granted options to purchase 280,702 Company shares (with an exercise price of $41.05 per share) and 15,660 restricted share units under the Company’s 2010 Long-Term Equity-Based Incentive Plan (as amended, the “2010 Plan”), none of which have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $602,644. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

Mr. Vigodman’s employment terms generally require the parties to provide nine months’ notice of termination of employment, other than in connection with a termination for cause. The Company may waive Mr. Vigodman’s services as President and Chief Executive Officer during such period or any part thereof, on the condition that the Company pay him the monthly salary and all additional compensation and benefits in respect of such waived period.

Upon termination as President and Chief Executive Officer, Mr. Vigodman will generally be entitled to receive payments associated with termination as required pursuant to applicable law and certain accrued obligations, a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals twice his monthly base salary multiplied by the number of his years of service. Mr. Vigodman is also entitled to receive an amount equal to eighteen times his monthly base salary to be paid in twelve equal installments, in consideration for and conditioned upon his non-compete undertaking of one year following termination. In the event of termination in circumstances such as death, disability, resignation, retirement or termination for cause, Mr. Vigodman may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event of a termination without cause or a resignation with good reason within one year following certain mergers and as a result thereof, Mr. Vigodman will be entitled to an additional lump sum payment equal to twelve monthly base salaries.

If Mr. Vigodman’s employment as President and Chief Executive Officer is terminated by the Company without cause or if he resigns for good reason, he will be entitled to continued vesting of equity-based awards for twelve months following termination and to exercise outstanding options for a period of ninety days after such twelve month period. In the event he retires or resigns without good reason, he will be entitled to continued vesting of equity-based awards for nine months following termination and to exercise outstanding options for a period of sixty days after such nine month period. In the event of termination for cause, all equity-based awards (whether or not vested) shall expire or be immediately forfeited as of the date of termination. In addition, as described in the 2010 Plan, in the event of termination due to death, disability or qualifying retirement, equity-based awards will continue to vest and remain exercisable in accordance with their original schedule.

All termination payments and benefits in excess of those required to be paid pursuant to applicable law are subject to the execution of a release of claims, and shall immediately terminate, and the Company shall have no further obligations to Mr. Vigodman as President and Chief Executive Officer with respect thereto, in the event that he breaches his non-compete obligations (which apply until the twelve month anniversary of his termination date), confidentiality obligations (which apply indefinitely) and other restrictive covenants.

(10)	Dr. Hayden

Pursuant to his employment agreement, Dr. Hayden is entitled to two $500,000 cash bonuses, to be paid in May 2015 and May 2016, respectively, subject to his continuous employment with the Company through such dates.

Upon his joining the Company in 2012, Dr. Hayden received an option to purchase 275,000 Company shares (with an exercise price of $42.19 per share) and 54,455 restricted share units under the 2010 Plan, of which approximately 33% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $1,272,687. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

In 2014, Dr. Hayden was granted options to purchase 98,581 Company shares (with an exercise price of $48.76 per share) and 20,066 performance share units under the 2010 Plan, none of which have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $357,840. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below. For information regarding the performance share units granted to our Covered Executives during 2014, see discussion below under “2014 Performance Share Units.”

Dr. Hayden’s employment terms generally require the parties to provide nine months’ notice of termination of employment other than in connection with a termination for cause. The Company may waive Mr. Hayden’s services during such period or any part thereof, on the condition that the Company pay him the monthly salary and all additional compensation and benefits in respect of such waived period.

Upon termination, Dr. Hayden will generally be entitled to receive payments associated with termination as required pursuant to applicable law as well as certain accrued obligations, cash severance equal to his annual base salary, a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals twice his monthly base salary multiplied by the number of his years of service, certain relocation benefits for him and his wife should he choose to move back to Canada within one year following termination, a payment of $35,000 which he may use to purchase medical insurance, continued vesting of his equity-based awards generally until the first anniversary of the termination date and the extension of the exercise period for outstanding share options generally for an additional twelve month period following the first anniversary of the termination date. The extended vesting and exercisability of equity-based awards may be longer in certain circumstances. In the event of termination in circumstances such as death, disability, resignation, retirement or termination for cause, Dr. Hayden may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event of termination without cause or resignation with good reason within one year following a merger (and as a result of such merger), Dr. Hayden will be entitled to an additional payment of six times his monthly base salary and to a six month extension of the aforementioned continued vesting and exercisability of his equity-based awards. All termination payments and benefits in excess of those required to be paid pursuant to applicable Israeli law are subject to the execution of a release of claims and shall immediately terminate, and Teva shall have no further obligations to Dr. Hayden with respect thereto, in the event that Dr. Hayden breaches his non-compete obligations (which apply for a period of twelve months following termination) or his confidentiality obligations (which apply indefinitely) and other restrictive covenants.

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

(11)	Mr. Egosi

In November 2011, Mr. Egosi was granted options to purchase 198,003 Company shares (with an exercise price of $41.72 per share) and 31,428 restricted share units under the 2010 Plan, of which approximately 67% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $1,022,105. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

In 2014, Mr. Egosi was granted options to purchase 87,625 Company shares (with an exercise price of $48.76 per share) and 17,837 performance share units under the 2010 Plan, none of which have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014 in accordance with U.S. GAAP is $315,243. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below. For information regarding the performance share units granted to our Covered Executives during 2014, see discussion below under “2014 Performance Share Units.”

Mr. Egosi’s employment terms generally require the parties to provide ninety days’ notice of termination of employment, other than in connection with a termination for cause.

Upon termination, Mr. Egosi will generally be entitled to receive payments associated with termination as required pursuant to applicable law and certain accrued obligations, including a partial bonus to be calculated in accordance with the provisions of his employment terms, cash severance equal to twice his annual base salary plus an amount equal to the last paid annual cash bonus, and payment of certain costs associated with medical insurance for eighteen months. In the event of termination in circumstances such as death, disability, resignation without good reason, retirement or termination for cause, Mr. Egosi may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In addition, Mr. Egosi may in the event of termination in certain circumstances be entitled to medical insurance for a longer period. In the event of termination without cause within one year following a change in control, Mr. Egosi will be entitled to an additional payment of $1.5 million.

In the event of a termination by the Company without cause or a resignation by Mr. Egosi with or without good reason, in each case prior to his reaching age 55, we are obligated to offer him suitable full-time non-executive employment in a legal advisory capacity, at our offices in North Wales, Pennsylvania, at his principal residence or at such other mutually agreed location, until Mr. Egosi reaches age 55, on terms and conditions to be agreed upon at such time. In such a circumstance, Mr. Egosi will generally be entitled to receive the payments and benefits upon termination described above, following termination of such non-executive employment.

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

(12)	Prof. Krinsky

Prof. Krinsky was a member of the Company’s executive committee from 2005 until July 1, 2014, when the Company’s new organizational structure came into effect.

In November 2011, Prof. Krinsky was granted options to purchase 198,000 Company shares (with an exercise price of $41.72 per share) and 31,428 restricted share units under the 2010 Plan, of which approximately 67% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $1,022,105. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

In 2014, Prof. Krinsky was granted options to purchase 68,458 Company shares (with an exercise price of $48.76 per share) and 13,935 performance share units under the 2010 Plan, none of which have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $248,502. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below. For information regarding the performance share units granted to our Covered Executives during 2014, see discussion below under “2014 Performance Share Units.”

Prof. Krinsky’s employment terms generally require the parties to provide three months’ notice of termination of employment, other than in connection with a termination for cause. The Company may waive Prof. Krinsky’s services during such period or any part thereof on the condition that the Company pay him the monthly salary and all additional compensation and benefits with respect of such waived period.

Upon termination, Prof. Krinsky will generally be entitled to receive payments associated with termination as required pursuant to applicable law and a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals twice his monthly base salary multiplied by the number of his years of service. Prof. Krinsky is also entitled to receive an amount equal to twelve times his monthly base salary in consideration for, and conditioned upon, his non-compete obligations (which apply for a period of twelve months following termination). In the event of termination in circumstances such as resignation, retirement or termination for cause, Prof. Krinsky may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event of termination without cause within one year following certain mergers and as a result thereof, Prof. Krinsky will be entitled to an additional payment of $1.5 million.

(13)	Mr. Oberman

Mr. Oberman served in various positions in Teva, most recently as President and Chief Executive Officer of Teva Americas Generics. Mr. Oberman’s employment with the Company ceased on December 31, 2014.

Pursuant to his employment terms, Mr. Oberman was entitled, during the term of his employment in 2014, to an annual base salary of $850,000.

In February and December 2010, Mr. Oberman was granted options to purchase 22,550 Company shares (with an exercise price of $59.92 per share) and options to purchase 50,000 Company shares (with an exercise price of $49.11 per share) under the 2010 Plan, all of which have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $50,224. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

In 2011, Mr. Oberman was granted options to purchase 33,001 Company shares (with an exercise price of $41.72 per share) and 5,238 restricted share units under the 2010 Plan, of which approximately 67% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014 in accordance with U.S. GAAP is $170,351. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

In 2012, Mr. Oberman was granted options to purchase 17,879 Company shares (with an exercise price of $44.59 per share) and 3,525 restricted share units under the 2010 Plan, of which approximately 33% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $97,632. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

In 2013, Mr. Oberman was granted options to purchase 100,002 Company shares (with an exercise price of $37.26 per share) and 20,161 restricted share units under the 2010 Plan, none of which have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP is $228,014. For additional information with respect to the 2010 Plan, see “Equity-Based Plans” below.

Pursuant to Mr. Oberman’s employment terms, in connection with his termination of employment on December 31, 2014, Mr. Oberman became entitled to receive certain accrued obligations, cash severance equal to his annual base salary, an amount equal to the average of his annual bonuses paid with respect to fiscal years 2012, 2013 and 2014, a payment representing the value of certain benefits he was entitled to, payments associated with his repatriation to Canada, medical and certain customary benefits. Pursuant to his employment terms, Mr. Oberman’s equity-based awards will continue to vest in accordance with their original schedule, and his options shall remain exercisable in accordance with their original schedule.

The amounts in the table above represent termination payments recognized in our financial statements for the year ended December 31, 2014, and do not include amounts recognized in previous years with respect to such termination payments.

Mr. Oberman is also entitled to receive an amount equal to his annual base salary in consideration for his release and waiver of claims as well as in consideration of, and conditioned upon, his non-compete obligations (which apply for a period of twelve months following his termination date).

Annual Cash Bonuses for 2014

As provided in our Compensation Policy, annual cash bonuses are aimed to ensure that our executive officers are aligned in reaching Teva’s short- and long-term goals. Annual cash bonuses are therefore a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

The Compensation Committee and the Board of Directors have approved the following annual cash bonus objectives and payout terms for 2014 for our Covered Executives (other than to our President and Chief Executive Officer, which is described below), consistent with the annual operating plan and the long-range plan approved by the Board of Directors, as well as our Compensation Policy:

•

60% of the 2014 annual cash bonus objectives were based on overall company performance measures, using key performance indicators. These key performance indicators are comprised of: 25% non-GAAP operating profit; 15% non-GAAP net revenue; 10% cash flow from operations; 5% quality; and 5% compliance.

•

20% of the 2014 annual cash bonus objectives were based on business unit/cluster/regional performance measures. These performance measures are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Teva’s annual operating plan and long-range plan.

•	20% of the 2014 annual cash bonus objectives were based on an evaluation of each Covered Executive’s performance in 2014 by the Compensation Committee and the Board of Directors.

The payout terms for the annual cash bonus for 2014 are as follows:

Level of Achievement of Performance Criteria*	% Achievement of Performance Criteria	Potential Annual Incentive as a % of Annual Base Salary
Threshold	80% or Less	No annual bonus payment
Target	100%	100%
Maximum Bonus	120%	200%

(*)	Payouts for performance between threshold and maximum are determined linearly based on a straight-line interpolation of the applicable payout range (i.e., 5% for each percentile change in performance).

No additional payout is made for performance in excess of 120% achievement of the performance criteria.

Further to our shareholders’ approval at our 2014 general meetings, the Compensation Committee and the Board of Directors have approved the following annual cash bonus objectives and payout terms for 2014 for our President and Chief Executive Officer, consistent with the annual operating plan and the long-range plan approved by the Board of Directors, as well as our Compensation Policy:

•

85% of the President and Chief Executive Officer’s annual cash bonus objectives for 2014 were based on overall Company performance measures, similar to those determined for other executive officers, using key performance indicators. These key performance indicators are comprised of: 35.4% non-GAAP operating profit; 21.2% non-GAAP net revenue; 14.2% cash flow from operations; 7.1% quality; and 7.1% compliance.

•

15% of the President and Chief Executive Officer’s annual cash bonus objectives for 2014 were based on an evaluation of his overall performance by the Compensation Committee and the Board of Directors, including, establishing and implementing the Company’s strategy and leadership.

The payout terms for Mr. Vigodman’s annual cash bonus for 2014 are as follows:

Level of Achievement of Objectives(*)	% Achievement of Objectives	Potential Annual Cash Incentive as a % of Annual Base Salary
Below Threshold	Less than 85%	No annual cash bonus payment
Threshold	85%	8.75%
Target	100%	140%
Maximum Bonus	125%	200%

(*)	Payouts for performance between the threshold and target are determined linearly based on a straight line interpolation of the applicable payout range (8.75% for each percentile change in performance). Payouts for performance between the target and maximum bonus are determined linearly based on a straight line interpolation of the applicable payout range (i.e., 2.4% for each percentile change in performance).

No additional payout is made for performance in excess of 125% achievement of the performance criteria.

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

2010 Long-Term Equity-Based Incentive Plan

The 2010 Plan was approved by our shareholders at our 2010 annual meeting of shareholders. The 2010 Plan allows for the grant of share options, as well as restricted shares, restricted share units and other share-based awards. The 2010 Plan replaced the Company’s 2005 Long-Term Equity-Based Incentive Plan, and will terminate on June 28, 2015 (except with respect to awards outstanding on that date). The purpose of the 2010 Plan is to assist the Company in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders.

Under the 2010 Plan, 70 million ordinary shares or ADSs were reserved for issuance. As of December 31, 2014, 23.5 million Company shares remain available for future awards. Over any three-year period, the average annual number of Company shares underlying awards granted under the 2010 Plan may not exceed 2% of the Company’s then outstanding shares.

The 2010 Plan generally provides that (i) the exercise price of each option may not be less than the fair market value of one share on the date of grant; (ii) the term of each option may not exceed ten years from the date of grant; (iii) subject to any acceleration of vesting in connection with a change in control of the Company (as defined in the 2010 Plan) or certain similar corporate transactions, no options, restricted shares or restricted share units granted under the 2010 Plan may vest or become exercisable—if subject to exercise—earlier than the first anniversary of the date of grant (or, in the case of directors, the second anniversary); (iv) any share underlying an award granted under the 2010 Plan that is not purchased or issued may be used for the grant of additional awards under the 2010 Plan (provided that shares withheld in consideration for the payment of the exercise price or taxes relating thereto will constitute shares delivered); and (v) unless determined otherwise in a sub-plan or an award agreement, if a participant ceases to be employed by the Company or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by the Company or such affiliate for cause, such participant’s vested options will remain exercisable for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the option’s original expiration date, unvested restricted shares and unvested restricted share units will be forfeited for no consideration, and vested restricted share units will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where the Company or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options (both vested and unvested) will terminate immediately as of the termination date, unless prohibited by applicable law, and unvested restricted shares and restricted share units (both vested and unvested) will be forfeited for no consideration. In the event of termination due to death, disability or a qualifying retirement, the participant’s options, restricted shares and restricted share units will continue to vest, as if no termination had occurred, and, if applicable, will remain exercisable or settle in accordance with the schedule set forth in the applicable award agreement.

The options and restricted share units granted to our Covered Executives under the 2010 Plan vest in three equal annual installments commencing on the first or second anniversary of the grant date, and are generally subject to continued employment of the executive officer with the Company. For information regarding the performance shares units granted to our Covered Executives during 2014, see discussion below under “2014 Performance Share Units.” According to the Compensation Policy, equity-based awards shall generally be granted on an annual basis.

For information regarding aggregate equity-based compensation awarded in 2014 to current executive officers, see “Aggregate Executive Compensation” above.

2014 Performance Share Units

The Compensation Committee and the Board have determined that the performance goals for the performance share units (“PSUs”) granted to three of our Covered Executives during 2014 be based on our long-range plan approved by the Board. PSUs cliff vest three years from grant.

The Compensation Committee and the Board further approved that the number of PSUs earned subject to vesting (“Earned PSUs”) be based on the achievement of the PSU performance goals comprised of our cumulative non-GAAP operating profit and cumulative non-GAAP net revenue, for the years 2014-2016 in accordance with the following table:

Level of Achievement of Performance Goals*	% Achievement of Performance Goals	Potential Earned PSUs
Threshold	90% or less	—
Target	100%	100%
Maximum	120%	150%

(*)	Payouts for performance between threshold and target are determined linearly based on a straight-line interpolation of the applicable payout range (i.e., 10% for each percentile change in performance). Payouts for performance between target and maximum are determined linearly based on a straight-line interpolation of the applicable payout range (i.e., 2.5% for each percentile change in performance).

Under certain circumstances set forth in the award agreements, the Compensation Committee and the Board shall have the discretion to adjust (increase or decrease) the PSU performance goals and their relative weights.

Unless determined otherwise in an award agreement, (i) if a participant ceases to be employed by the Company or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by the Company or such affiliate for cause, prior to the time that such participant’s Earned PSUs have vested, such participant’s unvested PSUs will expire as of the date of such termination and all vesting of PSUs shall cease, (ii) if a participant’s employment is terminated for cause, or the participant resigns in circumstances where the Company or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, prior to the time such Earned PSUs have settled, such participant’s PSUs (whether or not vested and whether or not Earned PSUs) will be forfeited as of the date of such termination, (iii) in the event of termination due to death, disability or a qualifying retirement prior to the time that the Earned PSUs have vested, the participant’s PSUs shall be earned based on actual performance during the three-year period and continue to vest in accordance with their original vesting schedule as if no such termination had occurred.

Compensation of Directors

As approved by our shareholders at our 2012 annual meeting, except as provided below, each of our directors from time to time, including statutory independent directors, is entitled to an annual fee in the NIS equivalent of $190,000, plus a per meeting fee in the NIS equivalent of $2,000, in each case based on an exchange rate on the date of the approval by shareholders, plus VAT, as applicable. These payments were adjusted based on the Israeli Consumer Price Index (“CPI”).

As approved by our shareholders, Dr. Phillip Frost, our Chairman of the Board of Directors until December 31, 2014 and a director until February 4, 2015, received an annual fee in the NIS equivalent of $900,000 (based on an exchange rate on the date of the approval by shareholders) plus VAT (as applicable) for such time as Dr. Frost served as Chairman of the Board. This payment was also adjusted based on the CPI. Dr. Frost did not receive any per meeting fees. Dr. Frost was also entitled to reimbursement for his out-of-pocket transportation costs related to the use of his airplane in connection with his participation in meetings of the Board of Directors and committees of the Board of Directors and other Company activities, up to an annual amount of $700,000, for such time as Dr. Frost served as Chairman of the Board of Directors. In addition, Dr. Frost was provided with an office and secretarial services.

Prof. Yitzhak Peterburg, our Chairman of the Board since January 1, 2015, is currently paid the same annual and meeting fees paid to other directors, as described above. However, it is the intention of the Company to bring to shareholder approval at its upcoming general meeting the compensation to be paid to Prof. Peterburg in connection with his service as Chairman of the Board.

Following Mr. Vigodman’s appointment as Teva’s President and Chief Executive Officer, he waived the fees due in his capacity as a member of the Board of Directors.

None of our directors have agreements with us relating to their service as directors that provide for benefits upon termination of service.

Israeli law sets minimum and maximum amounts and other rules regarding compensation that may be paid to the statutory independent directors and the designated independent directors. Israeli law further provides that the remuneration of these independent directors may be determined relative to that of other directors of the company, as is the case with our statutory independent directors and our designated independent directors. Accordingly, if we change the remuneration payable, whether the annual fee or the per meeting fee, to other directors, the remuneration for each statutory independent director and designated independent director will be adjusted, without further approval, so that it will be equivalent to the average remuneration payable to such other directors, all subject to Israeli law.

Director Remuneration for 2014

The aggregate compensation paid to our directors (including the directors whose service ended during the year and our Chairman during 2014, but excluding the payments for our President and Chief Executive Officer, in such capacity) as a group during or with respect to 2014 was $4,620,015.

Insurance, Indemnification and Release

As approved by our shareholders, and consistent with the Compensation Policy, Teva purchases directors’ and officers’ liability insurance for its directors and executive officers. In addition, Teva releases its directors from liability and indemnifies them to the fullest extent permitted by law and its Articles of Association, and provides them with indemnification and release agreements for this purpose. For additional information, see “Item 10—Memorandum and Articles of Association—Insurance, Exemption and Indemnification of Directors and Executive Officers” below.

Board Practices

Our Board of Directors currently consists of 13 persons, including our President and Chief Executive Officer, of whom 12 have been determined to be independent within the meaning of applicable NYSE regulations, including our two statutory independent directors and our two designated independent directors (as further described below). See “Statutory Independent Directors, Designated Independent Directors and Financial Experts” below. The directors’ terms are set forth in the table above. We do not consider Erez Vigodman, our President and Chief Executive Officer, to be independent under the NYSE regulations.

Our directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board of Directors or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com.

Annual Meetings. We encourage our directors to attend annual shareholder meetings. Ten of our directors attended our last annual shareholder meeting, held on July 30, 2014.

Director Terms and Education. Our directors are generally elected in classes for terms of approximately three years. We believe that overlapping multi-year terms allow our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We provide an orientation program and a continuing education process for our directors, which include business briefings, provision of materials, meetings with key management, and visits to Company facilities.

Board Meetings. At least six meetings of the Board of Directors are held throughout the year to review significant developments affecting Teva and to consider matters requiring approval of the Board of Directors, with additional meetings scheduled when important matters require Board action between scheduled meetings. A majority of the meetings convened, but not fewer than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. In 2014, each director attended at least 75% of the meetings of the Board of Directors and Board committees on which he or she served.

Executive Sessions of the Board. Selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management) generally after each regularly scheduled Board meeting and additionally as needed. In addition, our independent directors meet separately in executive session at least once per year and as needed. Executive sessions are chaired by Prof. Yitzhak Peterburg.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services. Information regarding director compensation can be found under “Compensation of Directors” above.

Communications with the Board. Shareholders, employees and other interested parties can contact any director or committee of the Board of Directors by writing to them care of Teva Pharmaceutical Industries

Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Company Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee, as well as other appropriate Teva bodies. The Board of Directors has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Nominees for Directors. In accordance with the Israeli Companies Law, a nominee for service as a director must submit a declaration to Teva, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. All of our directors have provided such a declaration. A director who ceases to meet the statutory requirements to serve as a director (including as a statutory independent director or a designated independent director) must notify Teva to that effect immediately and his or her service as a director will terminate upon submission of such notice.

Statutory Independent Directors, Designated Independent Directors and Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit and compensation committees. All other committees exercising powers delegated by the board of directors must include at least one such statutory independent director.

Statutory independent directors are appointed at the general meeting of shareholders and must meet certain independence criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations thereunder. Jean-Michel Halfon and Joseph Nitzani currently serve in this capacity, with terms ending on July 30, 2017 and September 25, 2017, respectively.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors according to criteria set forth under Israeli law, and generally at least one statutory independent director is required to have financial and accounting expertise. Teva has adopted a policy requiring that at least two directors qualify as, and be determined, financial and accounting experts, in addition to the statutory independent director holding such expertise. In accordance with Israeli law and this policy, the Board of Directors has determined that Galia Maor, Joseph Nitzani and Erez Vigodman are financial and accounting experts under Israeli law.

In addition to the statutory independent directors, a director in a company such as Teva, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, may be considered a designated independent director pursuant to the Israeli Companies Law if such director meets certain conditions listed in the Israeli Companies Law and regulations thereunder, provided such director has been designated as such by the audit committee. The audit committee has designated Galia Maor and Ory Slonim as designated independent directors under the Israeli Companies Law.

Committees of the Board

Our Articles of Association provide that the Board of Directors may delegate its powers to one or more committees as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must be comprised only of members of the Board and include at least one statutory independent director, and the audit and compensation committees must include all statutory independent directors. The Board of Directors has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board.

We have adopted charters for all of our standing committees, formalizing the committees’ procedures and duties. These committee charters are available on our website at www.tevapharm.com.

Audit Committee

Members:

J. Nitzani (Chairman)	A. Elstein	O. Slonim

J.-M. Halfon (Vice Chairman)	G. Maor

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

The responsibilities of our audit committee include, among others: (a) identifying flaws in the management of our business and making recommendations to the Board of Directors as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) making determinations and considering providing approvals concerning certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal audit work program and examining our internal control structure and processes and (d) examining the independent auditor’s scope of work and fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations; Furthermore, the audit committee discusses the financial statements and presents to the Board of Directors its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of Teva’s independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring Teva’s financial statements, the effectiveness of Teva’s internal controls and Teva’s compliance with legal and regulatory requirements. The audit committee also discusses Teva policies with respect to risk assessment and risk management, including any off-balance sheet arrangements, and reviews contingent liabilities and risks that may be material to Teva and major legislative and regulatory developments that could materially impact Teva’s contingent liabilities and risks.

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

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules, and Galia Maor and Ory Slonim, current members of the audit committee, have been designated by the audit committee as designated independent directors under the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Galia Maor and Joseph Nitzani are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A—Audit Committee Financial Expert” below.

Human Resources and Compensation Committee

Members:

J.-M. Halfon (Chairman)	R. Abravanel

J. Nitzani (Vice Chairman)	Prof. R. Lerner

Publicly held Israeli companies are required to appoint a compensation committee comprising at least three directors. The compensation committee must include all of the statutory independent directors, one of whom must serve as the chairman of the committee, and must include only additional members who satisfy the criteria for remuneration applicable to the statutory independent directors. Teva’s Compensation Committee includes only independent directors, as defined by the SEC and NYSE regulations.

The responsibilities of our Compensation Committee include, among others: (i) reviewing and making recommendations to the Board of Directors with respect to the approval of a policy regarding the terms of office and employment of the company’s directors and executive officers; (ii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of directors and executive officers; (iii) overseeing the management of our compensation and other human resources-related issues and otherwise carrying out its responsibilities, and assisting the Board of Directors in carrying out its responsibilities, relating to these issues; and (iv) establishing annual and long-term performance goals and objectives for our executive officers, as well as reviewing our overall compensation philosophy and policies.

Corporate Governance and Nominating Committee

Members:

A. Elstein (Chairman)	R. Abravanel	J. Nitzani

O. Slonim (Vice Chairman)	G. Maor

The role of our corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board of Directors director nominees for each annual meeting of shareholders; and (iii) assist the Board of Directors in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva.

All of the committee members must be determined to be independent as defined by the applicable NYSE rules.

Finance and Investment Committee

Members:

G. Maor (Chairperson)	R. Abravanel

A. Elstein (Vice Chairman)	J. Nitzani

The role of our finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to our financial and investment strategies and policies, including determining policies on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review Teva’s financial risk management policies, as well as various other finance-related matters, including our global tax structure and allocation policies. According to the committee’s charter, at least one of the committee’s members must be qualified as a financial and accounting expert under applicable SEC regulations and/or the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Galia Maor and Joseph Nitzani are financial and accounting experts under Israeli law.

Corporate Responsibility Committee

Members:

O. Slonim (Chairman)	Dr. S. Barer

J.-M. Halfon (Vice Chairman)	J. Nitzani

The role of our corporate responsibility committee is to oversee, on behalf of the Board of Directors Teva’s: (i) commitment to being a responsible corporate citizen; (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact Teva’s business and reputation; (iv) global public policy positions; and (v) community outreach.

A majority of committee members must be determined to be independent as defined by the applicable NYSE rules. The Chairperson of the audit committee must serve as a member of the committee.

Science and Technology Committee

Members:

Dr. S. Barer (Chairman)	J.-M. Halfon	Prof. Y. Peterburg

Dr. A. Belldegrun (Vice Chairman)	Prof. R. Lerner

Our science and technology committee advises and assists the Board of Directors in the oversight of Teva’s research and development programs and technology. The committee’s authority includes reviewing and advising the Board of Directors on Teva’s overall strategy, direction and effectiveness of its research and development programs and reviewing and making recommendations to the Board of Directors and management with respect to Teva’s pipeline and intellectual property portfolio. The science and technology committee also reviews and makes recommendations to the Board of Directors regarding the scientific, medical and research and development aspects of certain transactions including acquisitions, licenses, investments, collaborations and grants, in accordance with Teva’s policies and procedures.

All members of the committee (other than the statutory independent director whose membership is required by Israeli Companies law) must be determined to have scientific, medical or other related expertise. A majority of committee members must be determined to be independent as defined by the applicable NYSE rules.

Employees

As of December 31, 2014, we employed approximately 43,000 full-time-equivalent employees. In certain countries, we are party to collective bargaining agreements with certain groups of employees. We consider our labor relations with our employees around the world to be good.

The following table presents our employees by geographic area:

	December 31,
	2014	2013	2012
United States	6,608	7,372	8,011
Europe	18,232	19,811	19,749
Rest of the World (excluding Israel)	11,202	10,599	10,791
Israel	6,967	7,163	7,397

Total	43,009	44,945	45,948

Share Ownership

As of December 31, 2014, our directors and executive officers as a group beneficially held 19,579,637 Company shares (representing approximately 2.3% of the outstanding shares as of such date). These figures include options to purchase Company shares that were vested on such date or that were scheduled to vest within the following 60 days. These figures also include 14,596,504 shares beneficially owned by Dr. Phillip Frost, a member of our Board of Directors until February 4, 2015, representing approximately 1.7% of the outstanding shares. Dr. Frost was the only director or officer who held 1% or more of our outstanding shares as of December 31, 2014.

For information regarding equity awards granted to our executive officers, see “Compensation” above and, with respect to our stock-based compensation plans in general, see note 15 to our consolidated financial statements.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Based on information known to us, as of January 27, 2015, FMR LLC (Fidelity) beneficially owned 47,862,763 Teva shares, representing approximately 5.6% of Teva’s outstanding shares. To the best knowledge of Teva, as of February 9, 2015, no other shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

As of December 31, 2014, there were approximately 3,423 record holders of ADSs, whose holdings represented approximately 85.7% of the total outstanding ordinary shares. Substantially all of the record holders are residents of or domiciled in the U.S.

Related Party Transactions

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 (now designated TV-45070 by Teva) targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. As required by the agreement, in November 2014, Teva invested an additional $10 million in Xenon in connection with its initial public offering. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a minority shareholder and a member of the board of directors of Xenon. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc. (now CoCrystal Pharmaceuticals, Inc.), a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. Under the agreement, Teva agreed to fund the company’s R&D by investing up to two tranches of $7.5 million each per target (the latter one being discretionary). The first tranche was invested by Teva in 2011. We terminated this agreement effective as of November 2014. Dr. Phillip Frost, our Chairman of the Board of Directors until December 2014 and a member of our Board of Directors until February 4, 2015, and Prof. Roger Kornberg, who was a member of our Board of Directors until August 2013, are both direct and indirect shareholders in and members of the board of directors of CoCrystal Pharmaceuticals. Prof. Roger Kornberg is also Chief Scientific Officer of CoCrystal Pharmaceuticals.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a member of our Board of Directors until July 2014, invested in, and became a member of the board of directors of CTG Weld. In 2014, 2013 and 2012, Teva paid CTG Weld approximately €0.6 million, €0.8 million and €1.3 million, respectively, in connection with various clinical studies.

Teva leases 13,500 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the Board until December 2014 and a director until February 4, 2015. The term of the lease extends until April 2015, with Teva options to renew for two additional three-year terms. Annual rent was $305,000 until April 1, 2012, $412,000 until March 31, 2013, $431,442 until March 31, 2014 and is currently $448,700 until March 31, 2015, increasing 4% per year, for each renewal term. The office space includes offices Teva provided Dr. Frost in his capacity as Chairman of the Board.

All of the related party transactions described above were reviewed and approved in accordance with the provisions of the Israeli Companies Law, Teva’s Articles of Association and Teva policy, as described in “Item 10—Conflicts of Interest—Approval of Related Party Transactions.”

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

Dividend Policy

See “Item 3—Key Information—Selected Financial Data—Dividends.”

Significant Changes

No significant changes have occurred since December 31, 2014, except as otherwise disclosed in this annual report and in our consolidated financial statements.

ITEM 9:	THE OFFER AND LISTING

ADSs

Teva’s American Depositary Shares (“ADSs”), which have been traded in the United States since 1982, were admitted to trade on the Nasdaq National Market in October 1987 and were subsequently traded on the Nasdaq Global Select Market. On May 30, 2012, Teva transferred the listing of its ADSs to the New York Stock Exchange (the “NYSE”). The ADSs are quoted under the symbol “TEVA.” JPMorgan Chase Bank, N.A. serves as depositary for the shares. As of December 31, 2014, Teva had 729,850,138 ADSs outstanding. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low intraday prices of our ADSs on the NYSE, in U.S. dollars.

Period	High	Low
Last six months:
January 2015	61.90	54.53
December 2014	58.95	54.48
November 2014	58.87	55.67
October 2014	57.10	47.36
September 2014	54.25	50.39
August 2014	54.75	50.64

Last nine quarters:
Q1 2015 (until January 31)	61.90	54.53
Q4 2014	58.95	47.36
Q3 2014	55.70	50.39
Q2 2014	54.70	48.35
Q1 2014	52.94	39.64
Q4 2013	41.74	36.26
Q3 2013	41.65	37.36
Q2 2013	40.48	37.42
Q1 2013	41.16	36.97

Last five years:
2014	58.95	39.64
2013	41.74	36.26
2012	46.65	36.63
2011	57.08	35.00
2010	64.95	46.99

On January 31, 2015, the last reported sale price for our ADSs on the NYSE was $56.86 per ADS.

Various other stock exchanges quote derivatives and options on our ADSs under the symbol “TEVA”.

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange (“TASE”) since 1951. As of December 31, 2014, Teva had 851,871,888 ordinary shares outstanding, including ordinary shares underlying outstanding ADSs.

The following table sets forth, for the periods indicated, the high and low intraday sale prices of our ordinary shares on the TASE, in NIS and U.S. dollars. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

On January 31, 2015, the last reported sale price of our ordinary shares on the TASE was NIS 223.90 per share. The TASE also quotes options on our ordinary shares.

Period	High		Low
	NIS	$	NIS	$
Last six months:
January 2015	237.70	59.00	217.80	55.13
December 2014	230.90	58.90	213.20	54.32
November 2014	225.10	58.84	211.00	55.49
October 2014	210.00	55.94	187.00	50.04
September 2014	199.50	54.22	182.70	50.52
August 2014	190.70	53.93	175.80	50.63

Last nine quarters:
Q1 2015 (until January 31)	237.70	59.00	217.80	55.13
Q4 2014	230.90	58.90	187.00	50.04
Q3 2014	199.50	54.22	175.80	50.63
Q2 2014	187.30	53.76	168.60	48.44
Q1 2014	181.30	51.76	138.70	39.88
Q4 2013	146.80	41.53	128.00	36.20
Q3 2013	148.30	41.49	131.90	37.60
Q2 2013	147.90	40.30	135.10	37.68
Q1 2013	152.30	41.26	136.60	36.99

Last five years:
2014	230.90	58.90	138.70	39.88
2013	152.30	41.26	128.00	36.20
2012	174.30	46.05	137.10	36.70
2011	205.90	55.70	129.80	34.99
2010	242.70	64.95	176.90	48.82

ITEM 10:	ADDITIONAL INFORMATION

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

Pursuant to the Israeli Companies Law, Teva is required to appoint at least two statutory independent directors. Such appointment is for an initial term of three years, which may be extended for additional three-year terms subject to certain conditions.

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

Pursuant to the Articles and Teva policy, in the event the audit committee determines that the transaction is not an extraordinary transaction, the transaction will require only audit committee approval; if, however, it is determined to be an extraordinary transaction, Board approval is also required, and in some circumstances shareholder approval may also be required. Such a transaction may only be approved by the Board if it is determined to be in the best interests of Teva.

A person with a personal interest in the matter generally may not be present at meetings of the Board or certain committees where the matter is being considered and, if a member of the Board or a committee, may not vote on the matter.

Transactions with Controlling Shareholders

Under Israeli law, extraordinary transactions with a controlling shareholder or in which the controlling shareholder has a personal interest and any engagement with a controlling shareholder or a controlling shareholder’s relative with respect to the provision of services to the company or with their Terms of Office and Employment as an office holder or as another employee generally require the approval of the audit committee (or with respect to Terms of Office and Employment, the Compensation Committee), the board of directors and the shareholders. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded), or that the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Transactions for a period of more than three years generally need to be brought for approval in accordance with the above procedures every three years.

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

Approval of Director and Executive Officer Compensation

The Terms of Office and Employment of office holders, other than the chief executive officer and directors, require the approval of both Teva’s Compensation Committee and the Board. The Terms of Office and Employment of the chief executive officer and the directors require the approval of the Compensation Committee, the Board and shareholders. See “Item 6—Directors, Senior Management and Employees—Compensation.”

Insurance, Exemption and Indemnification of Directors and Executive Officers

Teva releases its directors and executive officers from liability and indemnifies them to the fullest extent permitted by law and its Articles, and provides them with indemnification and release agreements for this purpose, in the form approved at the 2012 annual general meeting of shareholders. Under the indemnification and release agreements, Teva’s undertaking to indemnify each director and executive officer for monetary liabilities imposed by a court judgment (including a settlement or an arbitrator’s award that was approved by a court) (i) shall be limited to matters that are connected or otherwise related to those events or circumstances set forth therein, and (ii) shall not exceed $200 million in the aggregate per director or executive officer. Under Israeli law, indemnification is subject to other limitations, including those described below. Subject to applicable law, the Company may also indemnify its directors and officers following specific events.

Teva’s directors and executive officers are also covered by directors’ and officers’ liability insurance.

The Israeli Companies Law provides that a company may not exempt or indemnify a director or an executive officer, or enter into an insurance contract, which would provide coverage for any liability incurred as a result of any of the following: (i) a breach by the director and/or executive officer of his or her duty of loyalty except, with respect to insurance coverage or indemnification, due to a breach of his or her duty of loyalty to the company committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the director and/or the executive officer of his or her duty of care to the company committed intentionally or recklessly (other than if solely done in negligence); (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon a director and/or executive officer. In addition, the Israeli Companies Law provides that directors and executive officers can only be exempted in advance with respect to liability for damages caused as a result of a breach of their duty of care to the company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution (as defined in the Israeli Companies Law)).

CEO and Center of Management

Under Teva’s Articles, Teva’s chief executive officer as well as the majority of the members of the Board are required to be residents of Israel, unless Teva’s center of management has been transferred to another country in accordance with the Articles. The Articles require that Teva’s center of management be in Israel, unless the Board otherwise resolves, with a supermajority of three-quarters of the participating votes.

Dividends

Dividends may only be distributed out of profits, provided that there is no reasonable concern that the distribution will prevent Teva from satisfying its existing and anticipated obligations when they become due. In accordance with the Israeli Companies Law and the Articles, the decision to distribute dividends and the amount to be distributed is made by the board of directors.

Description of Ordinary Shares

The par value of Teva’s ordinary shares is NIS 0.10 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in the distributions after the discharge of liabilities to creditors. All ordinary shares represented by the ADSs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights. Voting is on the basis of one vote per share.

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

provided that a demand by a shareholder to convene a special shareholders meeting must set forth the items to be considered at that meeting and comply with all other requirements of applicable law and the Articles.

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

The agenda at a general meeting is determined by the Board. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold at least 1% of Teva’s voting rights. Pursuant to a recent amendment to Israeli law, such a proposal requested by a shareholder needs to be submitted within seven days of publication of the notice with respect to the company’s general meeting of shareholders, or, if the company publishes a preliminary notice stating its intention to convene such meeting and the agenda thereof, within 14 days of such preliminary notice. Under Teva’s Articles, such a proposal requested by a shareholder to include a matter on the agenda of a general meeting must be submitted in writing to the Company no later than 14 days after the date of first publication by the Company of its annual consolidated financial statements preceding the annual meeting at which the shareholders are to receive the consolidated financial statements for such year. Any such demands must comply with the requirements of applicable law and the Articles. Pursuant to the Articles, these requirements include requirements similar to those mentioned above with respect to a demand by a shareholder for a special shareholders meeting.

Pursuant to the Israeli Companies Law, the regulations thereunder and our Articles, Teva is generally required to announce the convening of shareholder meetings at least 35 days in advance. Pursuant to the Articles, Teva is not required to deliver personal notices of a general meeting or of any adjournment thereof to any shareholder. However, Teva will publish its decision to convene a general meeting in a manner reasonably determined by Teva, including by publishing a notice in one or more daily newspapers in Israel or in one or more international wire services, and such notice will be deemed to have been duly given on the date of such publication. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set forth in the decision to convene the meeting. Under Israeli regulations, in certain circumstances public companies may be required to send voting cards and position papers to their shareholders. Under our Articles, shareholder meetings are required to be convened in Israel, unless the Company’s center of management has been transferred to another country in accordance with the Articles.

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

The Israeli Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, exercising the authority of the board of directors in certain circumstances, appointing auditors, appointing statutory independent directors, approving certain transactions, increasing or decreasing the registered share capital and approving certain mergers, must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders at a general meeting will be required.

Generally, under the Articles, shareholder resolutions (for example, a resolution for the appointment of auditors) are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a general meeting in person or by proxy and voting, unless a different majority is required by law or pursuant to the Articles. Pursuant to the Israeli Companies Law and the Articles, certain resolutions (for example, resolutions amending many of the provisions of the Articles) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the Articles require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the Board by a majority of three-quarters of those directors voting at a meeting of the Board held prior to that general meeting.

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

Under the Israeli Companies Law, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold (i) 25% or more of the voting rights of the company if there is no other holder of 25% or more of the company’s voting rights; or (ii) more than 45% of the voting rights of the company if there is no other holder of more than 45% of the company’s voting rights. This rule does not apply to a purchase of shares in a “private placement” by the company that receives shareholder approval. The board of directors must provide the shareholders with its opinion as to the advisability of the tender offer, or if it is unable to do so, may refrain from providing such opinion, provided that it reports the reasons for not so doing. The board of directors must also disclose any personal interest of any of its members in the proposed acquisition. The tender offer may be consummated only if (i) at least 5% of the company’s voting rights will be acquired; and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offerer, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offerer including the relatives of or corporations controlled by these persons.

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

Taxation of Distributions to U.S. Holders

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income from sources outside the U.S. to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders are generally subject to tax at a maximum rate of 15%, or 20% in the case of taxpayers with annual taxable income that exceeds certain thresholds. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as a capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Taxation of the Disposition of ADSs

Upon the sale or exchange of ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis determined in U.S. dollars in the ADSs. The gain or loss will generally be gain or loss from sources within the U.S. for foreign tax credit limitation purposes. In general, a capital gain realized by a non-corporate U.S. Holder is subject to tax at ordinary rates for ADSs held for one year or less and at the long-term capital gains rate (of up to 15% or 20%, as applicable) for ADSs held for more than one year. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The surrender of ADSs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

Under the Patient Protection and Affordable Care Act, certain U.S. Holders (individuals, estates or trusts) having income above certain threshold amounts are subject to additional tax at a rate of 3.8% on their “net investment income,” which includes dividends and capital gains from ordinary shares and ADSs.

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

Israeli Taxation Applicable to Holders of Our Ordinary Shares and ADSs

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are generally subject to 25% withholding tax, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In the case of dividends distributed from taxable income under the Approved Enterprise regime, the rate applied is 15% or 20%. When the dividends are distributed from income attributed to the Strategic Investment Track, the rate applied is 0%.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the U.S. is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva, under certain circumstances. Dividends of an Israeli company derived from income under the Approved Enterprise regime will still be subject to a 15% or 20% dividend withholding tax; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. The rate of tax to be withheld on Teva’s dividends for the fourth quarter of 2014 is 15%.

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

Taxation Applicable to the Company

Corporate Tax Rate

The regular corporate tax rate in Israel effective as of January 1, 2014 is 26.5% (and 25% in 2013). However, Teva’s effective consolidated tax rate for 2014 was 16% and effective consolidated tax benefit rates (tax benefit as a percentage of pre-tax income) for the years 2013 and 2012 were 3% and 8%, respectively. Teva’s effective tax rate is lower than the Israeli statutory rate, since a major portion of Teva’s income is derived from “Approved Enterprises,” which have a lower tax rate than the statutory rate. Consolidated tax rates are also affected by operations outside of Israel, in countries where Teva has benefited from lower tax rates and expenses incurred in countries with a higher tax burden (mostly the U.S.). The increase in 2014 effective tax rate compared to previous years is mainly attributed to the expiration of the tax exemption we benefited from through the end of 2013, under the previous Israeli incentives regime, as further detailed below.

The Company elected to compute its taxable income in accordance with the Israeli Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollar terms. Applying these regulations reduces the effect of U.S. dollar-to-NIS exchange rate fluctuations on the Company’s Israeli taxable income.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at a rate of 12.5% per annum and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as “Industrial Companies” can claim special rates of depreciation of up to 40% on a linear basis for industrial equipment.

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

Most of Teva’s projects in Israel have been granted Approved Enterprise status. The vast majority of those Approved Enterprises elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income or reduced tax rates. Upon distribution of such exempt income, the distributing company is subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applied for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of a ten-year period), a corporate tax rate not exceeding 25% applied.

Teva qualified as a foreign investors company, or FIC, under the incentives regime applicable until 2013. FICs were entitled to further reductions in the tax rate normally applicable to Approved Enterprises, depending on the level of foreign ownership. Depending on the foreign ownership in each tax year, the tax rate ranged between 10% (when foreign ownership is 90% or more) to 25% (when the foreign ownership was below 49%).

Dividends paid by a company, the source of which is income derived from the Approved Enterprise accrued during the benefits period, are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends were paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

Starting in April 2005, under amendment 60 to the Investment Law (“Amendment 60”), with a view to simplifying the bureaucratic process, an industrial project was automatically qualified for Approved Enterprise status and benefits if it met all of the eligibility criteria under the Investment Law, with no need for prior approval from the Investment Center. Eligibility for the tax benefits is examined by the tax authorities as part of the tax audit of the Company’s annual tax returns.

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

Amendment 69 to the Investment Law

Pursuant to amendment 69 to the Investment Law (“Amendment 69”), a company that elected by November 11, 2013, to pay a corporate tax rate as set forth in that amendment (rather than the tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. The election is irrevocable.

During 2013, we applied the provisions of Amendment 69 to certain exempt profits we accrued prior to 2012. Consequently, we paid $577 million in corporate tax on exempt income of $9.4 billion. Part of this income was distributed as dividends during 2013, while the remainder is available to be distributed as dividends in future years with no additional corporate tax liability.

The application of Amendment 69 to its tax exempt profits requires Teva to invest $286 million in its industrial enterprises in Israel over a five-year period ending in 2017, either in the acquisition of industrial assets (excluding real estate assets); investment in R&D in Israel; or salaries paid to new employees who joined the enterprise, relative to the number of employees employed in the enterprise at the end of the 2011 fiscal year, excluding payroll payment to “office holders” (as such term is defined in the Israeli Companies Law). Teva has already invested the entire required amount during 2013.

The New Incentives Regime—Amendment 68 to the Investment Law

Under amendment 68 to the Investment Law (“Amendment 68”), which Teva started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (“Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during the benefits period. Under the law, when the election is made, the uniform tax rate for 2014 and onwards is 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a 20% withholding tax or lower, under an applicable tax treaty. Certain “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company,” the approval of three governmental authorities in Israel is required.

Teva is currently examining its eligibility to be regarded as a “Special Industrial Company” under the new law.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence. In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), may be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation. Once a dividend is actually distributed, the dividend income would be reduced in the amount of the deemed dividend on which tax was already paid.

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

General

A significant portion of our revenues are from sales outside the United States and are recorded in local currencies. Similarly, much of our operating costs are incurred in currencies other than the U.S. dollar. We are also exposed to interest rate risk from our financial assets and liabilities.

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

Although we are typically able to borrow funds in U.S. dollars, NIS or any other major currency, we generally prefer to borrow in U.S. dollars. However, loans are generally subject to the functional currency of the borrowing subsidiary in order to reduce the volatility of financial expenses.

We use financial instruments and derivatives in order to limit our exposure to risks deriving from changes in exchange and interest rates. The use of such instruments does not expose us to additional exchange or interest rate risks because the derivatives are covered in the corresponding underlying asset or liability. No derivative instruments are entered into for trading purposes.

Our derivative transactions during 2014 were executed through international as well as local Israeli and Hungarian banks and other financial institutions. In the opinion of management, in light of our diversified derivative transaction portfolio, any credit risk associated with any of these banks or financial institutions is minimal.

Exchange Rate Risk Management

Balance Sheet Exposure

We hedge against exposures arising from the gap between current assets and current liabilities that are recorded in various currencies (“balance sheet exposure”) in subsidiaries whose functional currency is different than the exposure denominated currency. The majority of the balance sheet exposures in such subsidiaries are in European currencies, Canadian dollars and NIS. In our European and Latin American subsidiaries, we protect against balance sheet exposures that are generally in U.S. dollars and European currencies. We strive to limit our exposure through “natural” hedging, i.e., by matching levels of assets and liabilities in any given currency. The remaining exposure is substantially covered by the use of derivative instruments. To the extent possible, this is done on a consolidated basis.

The table below presents all exposures above $50 million. Most of the functional currencies are the local currencies and do not include shareholders equity exposure:

Net exposure as of December 31, 2014
Liability/Asset	(in USD, millions)
HUF/USD	425
CHF/USD	293
USD/ CAD	197
EUR/CHF	155
USD/GBP	113
USD/ILS	103
USD/EUR	100
USD/MXN	82
EUR/JPY	58
AUD/USD	56
USD/JPY	52
USD/BRL	52
USD/HRK	50

Total	1,736

Cash Flow Exposure

Total revenues amounted to $20.3 billion in 2014. Of these revenues, 55% were in U.S. dollars, 19% in euros and the rest in other currencies, none of which accounted for more than 3% of total revenues in 2014. In most currencies, we record corresponding expenses.

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

In 2014, we entered into hedging transactions to protect our new Israeli shekel-denominated expenses in 2014 and 2015 new Israeli shekel exchange rate fluctuations against the U.S. dollar.

In Europe, a significant portion of our profits is at risk due to the potential depreciation of the euro. We hedge part of the exposure resulting from the strengthening of the U.S. dollar against the euro. In 2014, we entered into hedging transactions to protect our European subsidiaries from potential exposure resulting from the strengthening of the U.S. dollar against the euro in 2014 and 2015.

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

Foreign Exchange Hedging

At December 31, 2014, we had long and short forwards and currency option contracts with corresponding value of approximately $3 billion and $310 million, respectively. At December 31, 2013, we had long and short forwards and currency option contracts with corresponding values of $2.6 billion and $465 million, respectively.

The table below presents derivative instruments purchased to limit exposures to foreign exchange rate fluctuations for all exposure types, as of December 31, 2014.

	Cross Currency (bought)	Net Notional Value*		Fair Value		2014 Weighted Average Cross Currency Prices or Strike Prices
Currency (sold)		2014	2013	2014	2013
	(U.S. dollars in millions)
Forward:
USD	HUF	415	441	(23.0)	13.0	246.95
USD	CHF	300	258	(6.5)	4.5	0.97
CAD	USD	196	229	2.0	1.0	1.15
CHF	EUR	163	152	—	(1.0)	1.20
NIS	USD	144	**	3.0	—	3.83
GBP	USD	103	142	1.0	(1.5)	1.57
EUR	USD	94	102	3.0	(0.5)	1.26
JPY	EUR	79	**	(0.5)	—	146.7
GBP	EUR	78	67	(1.0)	—	0.79
MXN	USD	74	**	4.5	—	13.9
HRK	USD	71	68	1.0	(0.5)	6.21
EUR	CAD	57	**	2.0	—	1.46
USD	AUD	56	55	(1.5)	(0.5)	0.84
BRL	USD	52	**	1.0	—	2.62
RON	EUR	**	63	—	0.5	—
RUB	USD	**	165	—	(1.0)	—

Options:
EUR	USD	180	374	14.0	(5.5)	1.32
USD	NIS	100	—	(1.0)	—	3.75
USD	CHF	—	63	—	0.5	—

Total		2,162	2,179	(2.0)	9.0

*	The table presents only currency pairs with hedged net notional values of more than $50 million at December 31, 2014.
**	Represents amounts of less than $50 million.

Interest Rate Risk Management

We raise capital through various debt instruments, including straight notes that bear a fixed or variable interest rate, syndicated bank loans bearing floating interest rates, securitizations and convertible debentures that bear a fixed interest rate. In some cases, as described below, we have swapped from a fixed interest rate to a floating interest rate (“fair value hedge”), from a floating interest rate to a fixed interest rate and from a fixed interest rate to a fixed interest rate with an exchange from a currency other than the functional currency (“cash flow hedge”), thereby reducing overall interest expenses or hedging risks associated with interest rate fluctuations.

The below table presents the aggregate outstanding notes amounts which are subject to interest rate swaps, with and without a currency exchange element, as of December 31, 2014 and 2013.

	December 31,
	2014	2013
	U.S. $ in millions
Interest rate swap—fair value hedge	$1,750	$2,500
Cross currency swap—cash flow hedge	1,875	1,875

Total	$3,625	$4,375

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

The counterparties are comprised mainly of major banks and, in light of the current financial environment, we are monitoring the associated inherent credit risks.

Our indebtedness, the interest rate range it bears and its repayment schedule by currency as at December 31, 2014 are set forth in the table below in U.S. dollar equivalent terms, taking into account the above-described swap transactions.

Currency	Total Amount	Interest Rate Range		2015	2016	2017	2018	2019	2020 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
USD straight bonds	3,512	2.25%	7.20%		950		15		2,547
EUR	3,086	2.36%	3.85%	1,000				1,213	873
JPY	957	0.98%	2.50%	37	28	568	16	304	4
USD convertible debentures*	530	0.25%	0.25%	530
CHF	455		1.50%				455

Floating Rate:
USD	1,298	1.48%	1.48%						1,298
EUR	148		1.08%	148
JPY	339	0.41%	0.45%	46			293
Others	2		0.50%						2

Total:	10,327			1,761	978	568	779	1,517	4,724

*	0.25% $530 million principal amount of convertible senior debentures were classified under short term debt.

ITEM	12D: DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

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

Fees Payable by the Depositary to Teva

Pursuant to an agreement with the Company, the depositary has agreed to pay Teva, on an annual basis per contract year, (i) up to $1.3 million of certain reimbursable expenses related to the ADS program (including listing fees, legal, audit and accounting fees, costs relating to investor relations activities and broker reimbursement expenses), (ii) 90% of the net issuance and cancellation fees collected by the depositary (i.e., net of custodian allocations and custody fees related to the depositary program) in excess of $1.7 million and (iii) 85% of any cash dividend fee or annual administrative servicing fee collected under the deposit agreement. As a result, the depositary paid Teva an aggregate of approximately $1.3 million with respect to 2014, including fees waived.

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

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2014, Teva’s internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm. Teva’s internal control over financial reporting as of December 31, 2014 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under “Item 18—Financial Statements” on page F-2 of this annual report.

(d) Changes in Internal Control over Financial Reporting. There were no changes to Teva’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16:	[RESERVED]

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERTS

Teva’s Board of Directors has determined that Joseph Nitzani and Galia Maor, members of its audit committee, are “audit committee financial experts,” as defined by applicable SEC regulations, and are independent in accordance with applicable SEC and NYSE regulations.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2014 and 2013 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2014	2013
	(U.S. $ in thousands)
Audit Fees	$11,936	$11,946
Audit-Related Fees	1,078	917
Tax Fees	5,356	6,703
All Other Fees	549	1,256

Total	$18,919	$20,822

The audit fees for the years ended December 31, 2014 and 2013 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2014 and 2013, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2014 and 2013 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2014 and 2013 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2014 and 2013 were for providing assistance in respect of a risk management program relating to one of the Company’s products, review services relating to a corporate integrity agreement, the purchase of accounting research tools and training regarding general financial reporting developments.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 21, 2011, our Board of Directors authorized us to repurchase up to an aggregate amount of $3 billion of our ordinary shares/ADSs, of which $1.3 billion remained available for purchase. In October 2014, the Board of Directors authorized us to increase our share repurchase program by $1.7 billion to $3 billion. The repurchase program has no time limit. As of the end of 2014, we repurchased shares and ADSs for an amount of $0.5 billion, so that the outstanding amount available for purchase under this program is $2.5 billion.

During 2014, we repurchased approximately 8.7 million shares at a weighted average price of $57.43 per share, for an aggregate purchase price of $500 million.

Set forth below is a summary of the shares repurchased by us during 2014 and the approximate dollar value of securities that may yet be purchased under this program:

	Number of shares purchased during the month (in thousands)	Average price paid per share (U.S. dollars)	Total number of shares purchased (in thousands)	Approximate dollar value of securities remaining that may be purchased (in millions)
As of December 31, 2013	40,898	$40.77	40,898	$1,332
October 2014	354	$56.53	41,252	$2,980
November 2014	5,997	$57.72	47,249	$2,634
December 2014	2,355	$56.82	49,604	$2,500

Total	49,604	$43.70	49,604	$2,500

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G:	CORPORATE GOVERNANCE

Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli and U.S. laws, SEC regulations and NYSE listing standards.

ITEM 16H:	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

See “Item 18: Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Amendment to Memorandum of Association (1)(3)

1.3	Articles of Association (1)(4)

2.1	Amended and Restated Deposit Agreement, dated November 5, 2012, among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank N.A., as depositary, and the holders from time to time of shares (5)

2.2	Form of American Depositary Receipt (5)

2.3	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.4	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.5	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as Trustee (6)

2.6	Form of Global Debentures (included in Exhibits 2.4 and 2.5)

2.7	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (7)

2.8	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as Trustee (7)

2.9	Form of Global Notes (included in Exhibit 2.8)

2.10	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.11	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.12	Form of Global Notes (Included in Exhibit 2.11)

2.13	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.14	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.15	Forms of Global Notes (included in Exhibit 2.14)

2.16	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (9)

2.17	Forms of Global Notes (included in Exhibit 2.16)

2.18	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.19	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (8)

2.20	Form of Global Notes (included in Exhibit 2.19)

2.21	Second Supplemental Senior Indenture, dated as of April 4, 2012, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (10)

2.22	Form of Global Notes (included in Exhibit 2.21)

2.23	Permanent Global Certificate, dated as of April 25, 2012 and the Terms of the CHF 450,000,000 1.5 per cent Notes due 2018 (11)

2.24	Guarantee, dated as of April 25, 2012, by Teva Pharmaceutical Industries Limited (11)

2.25	Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement dated as of March 28, 2012 among Teva Pharmaceutical Industries Limited, as guarantor, Teva Holdings GK, as initial borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and the Lenders party thereto (12)

2.26	Senior Unsecured Revolving Credit Agreement dated as of December 18, 2012 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Finance Services B.V., Teva Finance Services II B.V. and Teva Capital Services Switzerland GMBH, as borrowers, Citibank, N.A., as administrative agent and HSBC Bank PLC, as documentation agent and the Lenders party thereto (13)

2.27	Senior Unsecured Japanese Yen Term Loan Credit Agreement dated as of December 17, 2013 among Teva Pharmaceutical Industries Limited, as guarantor, Teva Holdings GK, as initial borrower, Mizuho Bank LTD., as administrative agent and the Lenders party thereto

2.28	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following financial information from Teva Pharmaceutical Industries Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2014, 2013 and 2012; (ii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

1.	English translation or summary from Hebrew original, which is the official version.
2.	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).

3.	Incorporated by reference to Teva’s Form 6-K filed on July 28, 2011.
4.	Incorporated by reference to Teva’s Form 6-K filed on November 1, 2012.
5.	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-184652).
6.	Incorporated by reference to Teva’s Registration Statement on Form 6-K filed on January 31, 2006.
7.	Incorporated by reference to Teva’s Form 6-K filed on June 18, 2010.
8.	Incorporated by reference to Teva’s Form 6-K filed on November 10, 2011.
9.	Incorporated by reference to Teva’s Form 6-K filed on December 18, 2012.
10.	Incorporated by reference to Teva’s Form 6-K filed on April 4, 2012.
11.	Incorporated by reference to Teva’s Form 6-K filed on April 25, 2012.
12.	Incorporated by reference to Teva’s Form 6-K filed on May 9, 2012.
13.	Incorporated by reference to Teva’s Form 6-K filed on December 20, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Group Executive Vice President, Chief Financial Officer

Date: February 9, 2015

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 , based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘‘Report of Teva Management on Internal Control Over Financial Reporting’’ appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 9, 2015	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$2,226	$1,038
Accounts receivable	5,408	5,338
Inventories	4,371	5,053
Deferred income taxes	993	1,084
Other current assets	1,398	1,207

Total current assets	14,396	13,720
Other non-current assets	1,569	1,696
Property, plant and equipment, net	6,535	6,635
Identifiable intangible assets, net	5,512	6,476
Goodwill	18,408	18,981

Total assets	$46,420	$47,508

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$1,761	$1,804
Sales reserves and allowances	5,849	4,918
Accounts payable and accruals	3,171	3,317
Other current liabilities	1,508	1,926

Total current liabilities	12,289	11,965
Long-term liabilities:
Deferred income taxes	1,101	1,247
Other taxes and long-term liabilities	1,109	1,273
Senior notes and loans	8,566	10,387

Total long-term liabilities	10,776	12,907

Commitments and contingencies, see note 14
Total liabilities	23,065	24,872

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; December 31, 2014 and December 31, 2013: authorized 2,500 million shares; issued 957 million shares and 947 million shares, respectively	50	50
Additional paid-in capital	14,121	13,628
Retained earnings	14,436	12,535
Accumulated other comprehensive loss	(1,343)	(91)
Treasury shares as of December 31, 2014 and December 31, 2013—105 million ordinary shares and 99 million ordinary shares, respectively	(3,951)	(3,557)

	23,313	22,565

Non-controlling interests	42	71

Total equity	23,355	22,636

Total liabilities and equity	$46,420	$47,508

/S/ E. VIGODMAN	/S/ E. DESHEH
E. Vigodman	E. Desheh
President and Chief Executive Officer	Group Executive Vice President, Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Year ended December 31,
	2014	2013	2012
Net revenues	$20,272	$20,314	$20,317
Cost of sales	9,216	9,607	9,665

Gross profit	11,056	10,707	10,652
Research and development expenses	1,488	1,427	1,356
Selling and marketing expenses	3,861	4,080	3,879
General and administrative expenses	1,217	1,239	1,238
Impairments, restructuring and others	650	788	1,259
Legal settlements and loss contingencies	(111)	1,524	715

Operating income	3,951	1,649	2,205
Financial expenses—net	313	399	386

Income before income taxes	3,638	1,250	1,819
Income taxes	591	(43)	(137)
Share in losses of associated companies—net	5	40	46

Net income	3,042	1,253	1,910
Net loss attributable to non-controlling interests	(13)	(16)	(53)

Net income attributable to Teva	$3,055	$1,269	$1,963

Earnings per share attributable to Teva:
Basic	$3.58	$1.49	$2.25

Diluted	$3.56	$1.49	$2.25

Weighted average number of shares (in millions):
Basic	853	849	872

Diluted	858	850	873

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

	Year ended December 31,
	2014	2013	2012
Net income	$3,042	$1,253	$1,910
Other comprehensive income (loss), net of tax:
Currency translation adjustment	(1,440)	(22)	632
Unrealized gain (loss) on derivative financial instruments, net	237	(104)	(63)
Unrealized gain (loss) from available-for-sale securities, net	(12)	12	65
Unrealized gain (loss) on defined benefit plans, net	(43)	42	(60)

Total other comprehensive income (loss)	(1,258)	(72)	574

Total comprehensive income	1,784	1,181	2,484
Comprehensive loss attributable to the non-controlling interests	(19)	(14)	(51)

Comprehensive income attributable to Teva	$1,803	$1,195	$2,535

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Teva shareholders’ equity
	Ordinary shares
	Number of shares (in millions)	Stated value	Additional paid-in capital	Retained earnings	Accumulated other compre- hensive income (loss)	Treasury shares	Total Teva share- holders’ equity	Non- controlling interests	Total equity
		(U.S. dollars in millions)
Balance at January 1, 2012	942	$50	$13,374	$11,284	$(589)	$(1,924)	$22,195	$148	$22,343

Changes during 2012:
Comprehensive income (loss)				1,963	572		2,535	(51)	2,484
Exercise of options and RSUs by employees	2	*	14				14		14
Stock-based compensation expense			82				82		82
Dividends				(901)			(901)		(901)
Purchase of treasury shares						(1,161)	(1,161)		(1,161)
Other	*	*	4				4	2	6

Balance at December 31, 2012	944	50	13,474	12,346	(17)	(3,085)	22,768	99	22,867

Changes during 2013:
Comprehensive income (loss)				1,269	(74)		1,195	(14)	1,181
Exercise of options and RSUs by employees	3	*	73			18	91		91
Stock-based compensation expense			64				64		64
Dividends				(1,080)			(1,080)		(1,080)
Purchase of treasury shares						(497)	(497)		(497)
Disposition of non-controlling interests								(12)	(12)
Other	*	*	17			7	24	(2)	22

Balance at December 31, 2013	947	50	13,628	12,535	(91)	(3,557)	22,565	71	22,636

Changes during 2014:
Comprehensive income (loss)				3,055	(1,252)		1,803	(19)	1,784
Exercise of options and RSUs by employees	10	*	408			106	514		514
Stock-based compensation expense			95				95		95
Dividends				(1,156)			(1,156)		(1,156)
Purchase of treasury shares						(500)	(500)		(500)
Disposition of non-controlling interests							—	(14)	(14)
Other	*	*	(10)	2			(8)	4	(4)

Balance at December 31, 2014	957	$50	$14,121	$14,436	$(1,343)	$(3,951)	$23,313	$42	$23,355

*	Represents an amount of less than 0.5 million.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Year ended December 31,
	2014	2013	2012
Operating activities:
Net income	$3,042	$1,253	$1,910
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,508	1,642	1,708
Impairment of long-lived assets	387	524	1,071
Net change in operating assets and liabilities	290	968	414
Deferred income taxes—net and uncertain tax positions	(226)	(1,380)	(690)
Stock-based compensation	95	64	82
Other items	30	143	7
Loss (gain) from sale of long-lived assets and investments	1	18	(3)
Research and development in process	—	5	73

Net cash provided by operating activities	5,127	3,237	4,572

Investing activities:
Purchases of property, plant and equipment	(929)	(1,031)	(1,104)
Acquisitions of subsidiaries, net of cash acquired	(363)	(39)	—
Purchases of investments and other assets	(324)	(160)	(201)
Proceeds from sales of long-lived assets and investments	196	187	264
Other investing activities	(30)	(104)	(93)

Net cash used in investing activities	(1,450)	(1,147)	(1,134)

Financing activities:
Dividends paid	(1,156)	(1,089)	(855)
Repayment of long-term loans and other long-term liabilities	(839)	(3,133)	(2,213)
Proceeds from exercise of options by employees	514	91	14
Purchases of treasury shares	(500)	(497)	(1,161)
Net change in short-term debt	(385)	384	(2,492)
Other financing activities	(9)	23	5
Proceeds from long-term loans and other long-term liabilities	—	338	1,241
Proceeds from senior notes—net	—	—	3,783

Net cash used in financing activities	(2,375)	(3,883)	(1,678)

Translation adjustment on cash and cash equivalents	(114)	(48)	23

Net change in cash and cash equivalents	1,188	(1,841)	1,783
Balance of cash and cash equivalents at beginning of year	1,038	2,879	1,096

Balance of cash and cash equivalents at end of year	$2,226	$1,038	$2,879

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in millions)

Supplemental disclosure of cash flow information:

	Year ended December 31,
	2014	2013		2012
Interest paid	$294	$331		$297

Income taxes paid, net of refunds	$675	$1,298	*	$614

*	Including, for 2013, payments amounting to $790 million for Amendment 69 and settlements with the Israeli tax authorities. See note 16.

Net change in operating assets and liabilities:

	Year ended December 31,
	2014	2013	2012
Accounts receivable net of sales reserves and allowances	$710	$85	$936
Accounts payable and accruals and other current liabilities	(614)	378	(19)
Inventories	230	399	(511)
Other current assets	(36)	106	(54)
Inventory step-up	—	—	62

	$290	$968	$414

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Parent Company”), headquartered in Israel, together with its subsidiaries and associated companies (the “Company”, “Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of generic, specialty, and other pharmaceutical products. The majority of the Group’s revenues are in the United States and Europe. The Group’s main manufacturing facilities are located in Israel, Hungary, United States, Germany, Canada, Japan, Ireland, the United Kingdom, the Czech Republic, Croatia, Italy and India.

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to uncertain tax positions, valuation allowances, assessment of impairment of intangible assets and goodwill, purchase price allocation on acquisitions, contingencies, restructuring and sales and reserves allowances.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and Variable Interest Entities (“VIEs”) for which the Company is considered the primary

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

beneficiary. For VIEs, the Company performs an analysis to determine whether the variable interests give a controlling financial interest in a VIE; the Company periodically reassesses whether it controls its VIEs.

Intercompany transactions and balances are eliminated in consolidation; profits from intercompany sales, not yet realized outside the Group, are also eliminated.

The Company includes the results of operations of an acquired business from the date of acquisition.

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

All highly liquid investments, which include short-term bank deposits and money market instruments, that are not restricted as to withdrawal or use, and investment in short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Starting in 2015, the Company will change its annual goodwill impairment testing date from December 31 to October 1 of each year. This change will allow Teva to complete the annual goodwill impairment test prior to the end of the annual reporting period, and thereby better align impairment testing procedures with the Company’s budget and forecasting processes and with year-end financial reporting. Accordingly, management considers this accounting change preferable. We do not expect this change to have a material effect on our valuation, nor to accelerate, delay, avoid, or trigger an impairment charge or result in adjustments to previously issued financial statements.

Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed according to the following principles:

•

An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

•

In step one of the impairment test, Teva compares the fair value of the reporting units to the carrying value of net assets allocated to the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. Otherwise, Teva must perform the second step of the impairment test to measure the amount of the impairment.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

For definite life intangibles, whenever impairment indicators are identified, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s cash flows and compares such value against the asset’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value based on the discounted cash flows.

Indefinite life intangible assets are mainly comprised of research and development in-process. Teva monitors development for any triggering events. Annually or when triggering events are present, Teva determines the fair value of the asset based on discounted cash flows on and records an impairment loss if book value exceeds fair value.

Research and development in-process acquired in a business combination is capitalized as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are monitored and tested for impairment. Upon completion of the related research and development efforts, management determines the useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development assets are impaired.

Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, mainly 40 years; machinery and equipment, mainly between 15 to 20 years; and other assets, between 5 to 10 years.

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

Teva recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. We regularly re-evaluate our tax positions based on developments in our tax audits, statute of limitations expirations, changes in tax laws and new information that can affect the technical merits and change the assessment of our ability to sustain the tax benefit. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax position under the income taxes line item.

j.	Treasury shares:

Treasury shares are held by Teva’s subsidiaries and presented as a reduction of Teva shareholders’ equity and carried at their cost to Teva, under “treasury shares.”

k.	Stock-based compensation:

Teva recognizes the estimated fair value of share-based awards, restricted share units (“RSUs”) and performance share units (“PSUs”), net of estimated forfeitures, under stock-based compensation costs. The compensation expense for PSUs is recognized only if it is probable that the performance condition will be achieved.

Teva measures compensation expense for share-based awards based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires estimates as to the option’s expected term and the price volatility of the underlying stock.

Teva measures compensation expense for the RSUs and PSUs based on the market value of the underlying stock at the date of grant, less an estimate of dividends that will not accrue to the RSU and PSU holders prior to vesting.

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

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts and other promotional items, such as shelf stock adjustments, are included in “SR&A” under “current liabilities.” These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience and expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

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

Revenues include royalty income and income from services, which amounted to $167 million, $182 million and $438 million in the years ended December 31, 2014, 2013 and 2012, respectively.

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

Shipping and handling costs, which are included in selling and marketing expenses, amounted to $151 million, $232 million and $230 million for the years ended December 31, 2014, 2013 and 2012, respectively.

o.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012 were $302 million, $321 million and $337 million, respectively.

p.	Deferred income taxes:

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred income taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

evidence, it is more likely than not that a portion of the deferred income tax assets will not be realized. In determining whether a valuation allowance is needed, we consider all available evidence, including historical information, long range forecast of future taxable income and evaluation of tax planning strategies. Amounts recorded for valuation allowance can result from a complex series of judgments about future events and can rely on estimates and assumptions. Deferred income tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

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

In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested RSUs and PSUs granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures.

r.	Concentration of credit risks:

Most of Teva’s cash and cash equivalents (which along with investment in securities amounted to $2.6 billion at December 31, 2014) were deposited with financially sound European, U.S. and Israeli banks and financial institutions and were comprised mainly of cash deposits.

The pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. The U.S. market constitutes approximately 52.5% of Teva’s consolidated revenues and a relatively small portion of total trade accounts after netting amounts in “SR&A”. The exposure of credit risks relating to other trade receivables is limited, due to the relatively large number of group customers and their wide geographic distribution. Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts and netted against accounts receivable.

s.	Derivatives and hedging:

The Group carries out transactions involving derivative financial instruments (mainly forward exchange contracts, written and purchased currency options, cross-currency swap contracts and interest rate swap contracts). The transactions are designed to hedge the Company’s currency and interest rate exposures.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

For derivatives that qualify as cash-flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income.

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

A Collaborative agreements are contractual arrangements in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. See note 2.

The Company recognizes revenue generated and costs incurred on sales to third parties as it relates to a collaborative agreement as gross or net. If the company is the principal participant in a transaction, revenues are recorded on a gross basis; otherwise, revenues are recorded on a net basis.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

v.	Segment reporting:

The Company’s business includes two reporting segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system and respiratory indications, as well as those marketed in the women’s health, oncology and other specialty businesses. See note 21.

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

In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. Teva believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is not permitted). The guidance permits the use of either a retrospective or cumulative effect transition method. Teva is currently evaluating the potential effect of the amended guidance on its consolidated financial statements.

In April 2014, the FASB issued amended guidance related to discontinued operations. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. Teva believes that the adoption of this new standard will not materially impact its consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 2—CERTAIN TRANSACTIONS:

a.	Business transactions:

Labrys Biologics, Inc.:

On July 17, 2014, Teva fully acquired Labrys Biologics, Inc. (“Labrys”) for an upfront cash payment of $207 million and up to $625 million in contingent payments upon achievement of certain milestones. Labrys is a development stage biotechnology company focused on treatments for chronic migraine and episodic migraine.

At the time of the acquisition, the potential additional payments were evaluated and recorded at a fair value of $251 million. Additionally, as part of the transaction, $125 million were placed in an escrow fund and booked as a current asset, as funds will be disbursed once a milestone event is reached.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

NuPathe Inc.:

On February 21, 2014, Teva completed the acquisition of NuPathe Inc. (“NuPathe”). NuPathe’s leading product is Zecuity®, a prescription migraine patch approved by the FDA for the acute treatment of migraine with or without aura in adults.

Teva purchased all of NuPathe’s shares for consideration of $163 million and up to $130 million in contingent payments upon the achievement of sales-based milestones for Zecuity®. At the time of the acquisition, these potential additional payments were evaluated and recorded at a fair value of $106 million, based on the probability of achieving these milestones.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

b.	Significant collaborative agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development costs or business risks. The Company’s most significant agreements of this nature are summarized below.

With Takeda:

Teva and Takeda Pharmaceutical Company Limited (“Takeda”) have entered into agreements allowing Takeda to commercialize Teva’s innovative treatments for Parkinson’s disease and multiple scleroses (marketed globally under the product names “Copaxone®” and “Azilect®”) in Japan. Under these agreements, Teva may be entitled to certain development, regulatory and sales-based milestones or royalty payments. The financial effects of these agreements were not material to our consolidated financial results.

With The Procter & Gamble Company (“P&G”):

In November 2011, Teva formed PGT Healthcare, a consumer healthcare joint venture with The Procter & Gamble Company (“P&G”). Headquartered in Geneva, Switzerland, the joint venture focuses on branded OTC medicines in categories such as cough/cold and allergy, digestive wellness, vitamins, minerals and supplements,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Teva owns 49% of the joint venture, and P&G holds a controlling financial interest of 51%. The Company recognizes profits of the joint venture based on Teva’s ownership percentage. The joint venture has certain independent operations and contracts for other services from its two partners in an effort to leverage their scale and capabilities and thereby maximize efficiencies. Such services include research and development, manufacturing, sales and distribution, administration and other services, provided under agreements with the joint venture. The partners have certain rights to terminate the joint venture after seven years and earlier under other circumstances.

In July 2014, Teva sold its U.S. OTC plants, which were purchased as part of the agreement, back to P&G.

c.	Agreements with related parties:

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 is currently in clinical development for a variety of painful disorders. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. As required by the agreement, in November 2014, Teva invested an additional $10 million in Xenon in connection with its initial public offering. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a minority shareholder and a member of the board of directors of Xenon. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from any involvement in Teva’s decision-making related to Xenon.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc. (now CoCrystal Pharmaceuticals, Inc.), a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. Under the agreement, Teva agreed to fund the company’s R&D by investing up to two tranches of $7.5 million each per target (the latter one being discretionary). The first tranche was invested by Teva in 2011. We terminated this agreement effective as of November 2014. Dr. Phillip Frost, our Chairman of the Board of Directors until December 2014 and a member of our Board of Directors until February 4, 2015, and Prof. Roger Kornberg, who was a member of Teva’s Board of Directors until August 2013, are both direct and indirect shareholders in and members of the board of directors of CoCrystal Pharmaceuticals. Prof. Roger Kornberg is also Chief Scientific Officer of CoCrystal Pharmaceuticals.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a member of our Board of Directors until July 2014, invested in, and became a member of the board of directors of CTG Weld. In 2014, 2013 and 2012, Teva paid CTG Weld approximately €0.6 million, €0.8 million and €1.3 million, respectively, in connection with various clinical studies.

Teva leases 13,500 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost Teva’s Chairman of the Board until December 2014 and a director until February 4, 2015. The term of the lease extends until April 2015, with Teva options to renew for two additional three-year terms. Annual rent was $305,000 until April 1, 2012, $412,000 until March 31, 2013, $431,442 until March 31, 2014 and is currently $448,700 until March 31, 2015, increasing 4% per year for each renewal term. The office space includes offices Teva provided Dr. Frost in his capacity as Chairman of the Board.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 3—FAIR VALUE MEASUREMENT:

Financial items carried at fair value as of December 31, 2014 and 2013 are classified in the tables below in one of the three categories described in note 1t:

	December 31, 2014 (U.S. $ in millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$10	$—	$—	$10
Cash deposits and other	2,216	—	—	2,216
Escrow fund	125	—	—	125
Investment in securities:
Auction rate securities	—	—	13	13
Equity securities	66	—	—	66
Structured investment vehicles	—	96	—	96
Other, mainly debt securities	73	—	1	74
Derivatives:
Asset derivatives—options and forward contracts	—	82	—	82
Asset derivatives—cross-currency swaps	—	20	—	20
Liabilities derivatives—options and forward contracts	—	(54)	—	(54)
Liabilities derivatives—interest rate swaps	—	(43)	—	(43)
Contingent consideration*	—	—	(630)	(630)

Total	$2,490	$101	$(616)	$1,975

	December 31, 2013 (U.S. $ in millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$9	$—	$—	$9
Cash deposits and other	1,029	—	—	1,029
Investment in securities:
Auction rate securities	—	—	18	18
Equity securities	70	—	—	70
Structured investment vehicles	—	89	—	89
Other	29	—	1	30
Derivatives:
Asset derivatives—options and forward contracts	—	28	—	28
Asset derivatives—interest rate swaps	—	2	—	2
Liability derivatives—options and forward contracts	—	(17)	—	(17)
Liability derivatives—interest rate and cross-currency swaps	—	(436)	—	(436)
Contingent consideration*	—	—	(366)	(366)

Total	$1,137	$(334)	$(347)	$456

*	Contingent consideration represents either liabilities or assets recorded at fair value in connection with acquisitions and the sale of our animal health unit.

Teva determined the fair value of the liability or asset of contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

The contingent consideration is evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings under impairments, restructuring and others.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2014	2013
	(U.S. $ in millions)
Fair value at the beginning of the period	$(347)	$(98)
Amount realized	(5)	(16)
Changes in contingent consideration:
Cephalon acquisition	(35)	(12)
MicroDose acquisition	140	(232)
Sale of animal health unit	(5)	8
Contingent consideration resulting from:
NuPathe acquisition	(112)	—
Labrys acquisition	(252)	—
Other net change to fair value:
Included in earnings—financial expense—net	—	1
Included in accumulated other comprehensive loss	—	2

Fair value at the end of the period	$(616)	$(347)

Financial instruments not measured at fair value

Teva’s financial instruments consist mainly of cash and cash equivalents, investments in securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Financial instruments measured on a basis other than fair value are mostly comprised of senior notes and convertible senior debentures, and are presented in the below table in terms of fair value:

	Estimated fair value*
	December 31,
	2014	2013
	(U.S. $ in millions)
Senior notes included under long-term liabilities	$(7,776)	$(8,656)
Senior notes and convertible senior debentures included under short-term liabilities	(1,731)	(1,308)

Fair value at the end of the period	$(9,507)	$(9,964)

*	The fair value was estimated based on quoted market prices, where available.

NOTE 4—INVESTMENT IN SECURITIES:

a.	Available-for-sale securities:

Available-for-sale securities are comprised mainly of debt securities and equity securities.

At December 31, 2014 and 2013, the fair value, amortized cost and gross unrealized holding gains and losses of such securities are as follows:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2014	$259	$266	$19	$26
December 31, 2013	$216	$213	$25	$22

Investments in securities are classified based on the initial maturity as well as the intended time of realization.

Investments in securities are presented in the balance sheet as follows:

	December 31,
	2014	2013
	(U.S. $ in millions)
Other non-current assets	$176	$179
Other current assets	73	28
Cash and cash equivalents, mainly money market funds	10	9

	$259	$216

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Contractual maturities:

The contractual maturities of debt securities are as follows:

December 31, 2014
(U.S. $ in millions)
2015	$83
2016	1
2017	—
2018	—
2019	—
2020 and thereafter	109

$193

NOTE 5—INVENTORIES:

Inventories, net of reserves, consisted of the following:

	December 31,
	2014	2013
	(U.S. $ in millions)
Finished products	$2,268	$2,567
Raw and packaging materials	1,279	1,576
Products in process	638	715
Materials in transit and payments on account	186	195

	$4,371	$5,053

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2014	2013
	(U.S. $ in millions)
Machinery and equipment	$4,893	$4,633
Buildings	2,653	2,635
Computer equipment and other assets	1,391	1,310
Payments on account	571	716
Land*	372	446

	9,880	9,740
Less—accumulated depreciation	3,345	3,105

	$6,535	$6,635

*	Land includes long-term leasehold rights in various locations, with useful lives of between 30 and 99 years.

Depreciation expenses were $464 million, $458 million and $428 million in the years ended December 31, 2014, 2013 and 2012, respectively. During the years ended December 31, 2014, 2013 and 2012, Teva had impairments of property, plant and equipment in the amount of $163 million, $61 million and $190 million, respectively. See note 19.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 7—GOODWILL:

The changes in the carrying amount of goodwill for the year ended December 31, 2014 was as follows:

	Generics	Specialty	Other	Total
	(U.S. $ in millions)
Balance as of January 1, 2014	$9,088	$8,668	$1,225	$18,981
Changes during year:
Goodwill acquired	—	183	—	183
Translation differences and other	(358)	(349)	(49)	(756)

Balance as of December 31, 2014	$8,730	$8,502	$1,176	$18,408

As of December 31, 2014, 2013 and 2012, the Company determined that there was no impairment with respect to goodwill.

NOTE 8—IDENTIFIABLE INTANGIBLE ASSETS:

Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	December 31,
	2014	2013	2014	2013	2014	2013
	(U.S. $ in millions)
Product rights	$9,606	$10,037	$5,343	$4,601	$4,263	$5,436
Trade names	243	270	54	55	189	215
Research and development in process	1,060	825	—	—	1,060	825

Total	$10,909	$11,132	$5,397	$4,656	$5,512	$6,476

Product rights and trade names are assets presented at amortized cost. These assets represent a portfolio of pharmaceutical products from various categories with a weighted average life of approximately 10 years. Amortization of intangible assets amounted to $1,036 million, $1,180 million and $1,272 million in the years ended December 31, 2014, 2013 and 2012, respectively.

Teva’s in process research and development are assets that have not yet been approved in major markets. Teva’s in process research and development is comprised mainly of the following assets: LBR-101 (Labrys)—$439 million; Revascor® (Cephalon)—$258 million; Reslizumab (formerly known as Cinquil®, Cephalon)—$215 million; and LAMA/LABA (MicroDose)—$62 million. In-process research and development carry intrinsic risks that the asset might not succeed in advanced phases and will be impaired in future periods.

Impairment of identifiable intangible assets amounted to $224 million, $393 million and $858 million in the years ended December 31, 2014, 2013 and 2012, respectively, and are recorded in earnings under impairments, restructuring and others. See note 19.

As of December 31, 2014, the estimated aggregate amortization of intangible assets for the years 2015 to 2019 is as follows: 2015—$796 million; 2016—$677 million; 2017—$650 million; 2018—$609 million and 2019—$489 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 9—SHORT-TERM DEBT:

a.	Short-term debt:

	December 31,
	2014	2013
	(U.S. $ in millions)
Banks and financial institutions	$46	$458
Convertible debentures (see note 13)	530	530
Current maturities of long-term liabilities	1,185	816

Total	$1,761	$1,804

Short-term debt has an earliest date of repayment within 12 months.

Bank loans had a weighted average interest rate of 1.1% and 0.9% at December 31, 2014 and 2013, respectively.

b.	Line of credit:

In December 2012, the Company entered into a five-year $3.0 billion unsecured syndicated credit facility, which replaced the previous $2.5 billion facility. As of December 31, 2014, the credit facility remained unutilized.

NOTE 10—SALES RESERVES AND ALLOWANCES:

Sales reserves and allowances consisted of the following:

	December 31,
	2014	2013
	(U.S. $ in millions)
Rebates	$2,842	$2,242
Chargebacks	1,129	1,114
Medicaid	1,099	848
Returns	593	573
Other	186	141

	$5,849	$4,918

NOTE 11—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2014	2013
	(U.S. $ in millions)
Accrued severance obligations	$146	$132
Defined benefit plans	188	149

Total	$334	$281

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

As of December 31, 2014 and 2013, the Group had $146 million and $156 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability mainly in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

Most of the change resulted from actuarial updates, as well as from exiting from several defined benefit plans in several countries.

The Company expects to contribute approximately $126 million in 2015 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

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

Latin America

The majority of the employees in Latin America are entitled to severance under local law. The severance payments are calculated based on service term and employee remuneration, and accruals are

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

maintained to reflect these amounts. In some Latin American countries it is Teva practice to offer retirement health benefits to employees who met the service term requirements. Based on the specific plan requirements and benefits accruals are maintained to reflect the estimated amounts or if future plans are modified.

The Company expects to pay the following future minimum benefits to its employees: $8 million in 2015; $10 million in 2016; $10 million in 2017; $12 million in 2018; $10 million in 2019 and $57 million between 2020 to 2024. These amounts do not include amounts that might be paid to employees who cease working with the Company before their normal retirement age.

NOTE 12—SENIOR NOTES AND LOANS:

a.	Senior notes and loans consisted of the following:

	Weighted average interest rate as of December 31, 2014	December 31,
		2014	2013
	%	(U.S. $ in millions)
Senior notes (1)(2)(3)	2.9	$8,335	$9,517
Loans, mainly from banks (4)(5)	1.2	1,401	1,671
Debentures (5)	7.2	15	15

		9,751	11,203
Less—current portion (included under “short-term debt”)		(1,185)	(816)

		$8,566	$10,387

1.	Senior notes as of December 31, 2014 are effectively denominated (taking into consideration cross currency swap agreements) in the following currencies: U.S. dollar 58%, euro 37% and Swiss franc 5%. The senior notes bear floating and fixed interest ranging from 1.5% to 6.15%.

2.	In March 2014, the Company repaid at maturity $750 million principal amount comprised of $500 million of LIBOR + 0.5% floating rate senior notes and $250 million of 1.7% senior notes, both issued in March 2011.

3.	The above includes derivative instruments defined as hedge accounting- see note 17.

4.	The balance as of December 31, 2014 and 2013 is mainly comprised of:

•	A ¥100.5 billion senior unsecured fixed rate term loan agreement for five and seven years, bearing interest of 0.99% and 1.42%, respectively (approximately $0.8 billion).

•	A ¥35 billion senior unsecured floating rate term loan agreement for five years, borrowed in December 2013, bearing interest of JPY LIBOR + 0.3% (approximately $0.3 billion).

•

Loan from the European Investment Bank (EIB) in the amount of $148 million and $168 million, respectively (denominated in Euro). The loan bears interest determined on the basis of EURIBOR + 1%. The loan was fully repaid in January 2015.

•	Debt raised in Japan in the amount of $118 million and $207 million, respectively, mainly related to the Taiyo acquisition comprised of bank loans, capital leases and other loans.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

5.	Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2014, the Company met all financial covenants.

6.	In January 2014, Teva entered into a term loan facility agreement under which Teva can draw up to $1.0 billion with a term of five years. Teva did not utilize the facility and the agreement was terminated in December 2014.

b.	The Company and certain subsidiaries entered into negative pledge agreements with certain banks and institutional investors. Under the agreements, the Company and such subsidiaries have undertaken not to register floating charges on assets in favor of any third parties without the prior consent of the banks, to maintain certain financial ratios and to fulfill other restrictions, as stipulated by the agreements.

c.	The required annual principal payments of long-term debt as of December 31, 2014, starting with the year 2016, are as follows:

December 31, 2014
(U.S. $ in millions)
2016	$978
2017	568
2018	779
2019	1,517
2020 and thereafter	4,724

$8,566

NOTE 13—CONVERTIBLE SENIOR DEBENTURES:

Convertible senior debentures amounted to $530 million principal amount at both December 31, 2014 and 2013.

The convertible debentures at December 31, 2014 consist of the 0.25% convertible senior debentures due 2026. These convertible senior debentures include a “net share settlement” feature according to which the principal amount will be paid in cash and in case of conversion, only the residual conversion value above the principal amount will be paid in Teva shares. Due to the “net share settlement” feature, exercisable at any time, these convertible senior debentures are classified in the balance sheet under short-term debt. The earliest redemption by its holders is February 1, 2016.

NOTE 14—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

Operating leases:

As of December 31, 2014, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2015—$139 million; 2016—$114 million; 2017—$96 million; 2018—$79 million; 2019—$69 million; 2020 and thereafter—$145 million.

The lease fees expensed in each of the years ended December 31, 2014, 2013 and 2012 were $153 million, $117 million and $132 million, respectively, of which less than $0.5 million was to related parties in each of the years ended December 31, 2014, 2013 and 2012.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Royalty commitments:

The Company is committed to paying royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales or of the gross margin of certain products, as defined in the underlying agreements.

Milestone commitments:

The Company is committed to paying milestone payments, usually as part of business transactions. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. As of December 31, 2014, were all milestones and targets, for compounds in Phase II and more advanced stages of development, to be achieved, the total contingent payments could reach an aggregate of up to approximately $2.4 billion.

b.	Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to matters disclosed in this note.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Intellectual Property Litigation

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

In June 2013, Teva settled its pantoprazole patent litigation with Wyeth and agreed to pay $1.6 billion, which was completed on October 1, 2014. Teva has sought insurance coverage to defray such amount, and in 2014, Teva recovered approximately $200 million from certain of its insurance carriers. Management believes it may have up to approximately $250 million in additional coverage, subject to recovery from the other insurance carriers, which are currently disputing both their obligation to cover and the claimed limits of coverage.

In September 2012, Teva launched its 10, 20, 30, 40, 50, and 60 mg methylphenidate ER products, which are the AB-rated generic versions of UCB’s Metadate CD® capsules, which had annual sales of approximately $154 million for the twelve months ended September 2012. In December 2012, UCB sued Teva in the United States District Court for the Northern District of Georgia for infringement of UCB’s formulation patent, which expires in October 2020. No trial date has been scheduled. Teva’s motion for summary judgment of non-infringement is pending before the Court. Were UCB ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to past sales of its methylphenidate ER products and enjoined from selling its methylphenidate ER products until patent expiry.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains a program of insurance, which may

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of commercial insurance it desires, or any commercial insurance on reasonable terms, in all of its markets.

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

Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. These cases have been stayed pending resolution of Teva’s petition for certiorari, which was filed with the United States Supreme Court on December 16, 2014.

In addition, there are mass tort proceedings under way in state courts in California and New Jersey. In the California litigation, which now includes about half of the total plaintiffs, the defendants’ motion to dismiss has been denied. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. The appellate court affirmed that decision, and Teva has sought leave to appeal to the New Jersey Supreme Court. All of the cases in the New Jersey proceeding with respect to the generic defendants have been stayed pending resolution of the appeal. Four or five cases outside the mass tort jurisdictions in which Pliva, Inc. is a defendant are or may be scheduled for trial in 2015.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements involving finished modafinil products (the generic version of Provigil®) that Cephalon, Inc., a Teva subsidiary (“Cephalon”), entered into with various generic pharmaceutical companies in late 2005 and early 2006 were unlawful because they had the effect of excluding generic competition. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. The first generic modafinil product was launched in March 2012. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, by certain retail chain pharmacies and by Apotex, Inc. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the District Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. No fines or penalties have been asserted against Cephalon to date and no provision has been recorded for this matter. The FTC has indicated that it intends to seek disgorgement of profits as an equitable remedy.

Teva has settled with certain of the retail chain pharmacies (representing approximately half of the direct purchases of Provigil® from Cephalon) and, given the significant similarities in the claims asserted and damages claimed by certain other purchaser plaintiffs, has concluded that a provision for certain other parts of the litigation is warranted. Accordingly, in 2013 management recorded a charge of $495 million in the financial statements covering both the settlement and the litigation with other parties. Management expects that the settlement demands of the remaining parties could be significantly higher, and there can be no assurance that Teva will be able to reach settlements on terms comparable to the initial settlement.

In October 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims, finding a Cephalon patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. In March 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. On April 8, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s rulings of invalidity and inequitable conduct. The plaintiffs in the antitrust case filed motions for summary judgment asking the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

District Court (1) to apply the inequitable conduct and invalidity findings to the antitrust cases in an effort to establish antitrust liability, and (2) to find a conspiracy between and among Cephalon and the generic companies. Teva opposed those motions and moved for summary judgment, asserting that the FTC’s case against Cephalon is moot and that the conspiracy claims should be dismissed. In addition, all defendants moved for summary judgment on the grounds that there were no impermissible payments from Cephalon to the generic defendants. On March 13, 2014, the District Court denied, in part, plaintiffs’ motion for summary judgment to apply the inequitable conduct and invalidity findings to the antitrust case to establish antitrust liability. On July 29, 2014, the District Court denied Cephalon’s motion to dismiss the FTC’s case as moot, and granted the FTC’s motion that Cephalon is precluded from raising arguments about the merits of the patent case or the strength of the patent in the FTC case. This ruling applies only in the FTC’s case. On June 23, 2014, the District Court granted defendants’ summary judgment motion that there was no conspiracy between and among Cephalon and the generic defendants. On August 19, 2014, the District Court denied Apotex’s motion for partial summary judgment seeking a ruling that Cephalon possessed monopoly power, holding that the motion raised fact issues that must be resolved at trial. Defendants’ summary judgment motion that none of the settlement agreements contained an impermissible reverse payment was denied on January 28, 2015. Management has recorded a provision in the financial statements for the Apotex litigation.

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

Barr Laboratories, Inc., a subsidiary of Teva (“Barr”), is a defendant in actions in California, Florida and Kansas alleging that a January 1997 patent litigation settlement agreement between Barr and Bayer Corporation was anticompetitive and violated state antitrust and consumer protection laws. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. The trial court approved a $74 million class settlement with Bayer, and the California Supreme Court has received supplemental briefs addressing the effect of the AndroGel case on plaintiffs’ appeal of the grant of summary judgment for the remaining defendants in this case. Based on the plaintiffs’ expert testimony in a prior federal multidistrict litigation, estimated sales of ciprofloxacin in California were approximately $500 million during the alleged damages period. In the Kansas action, class certification briefing concluded on August 22, 2014 and the court heard oral argument on plaintiffs’ class certification motion on December 15, 2014 before taking it under advisement; no schedule has been set in the Florida action.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. On October 7, 2014, the court granted Teva’s motion to dismiss in the direct purchaser cases and requested briefing on the impact of its ruling for the indirect purchaser cases. The parties have submitted proposed orders that would dismiss all claims against Teva so that all plaintiffs can proceed to appeal. Certain plaintiffs have filed notices of appeal. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline (“GSK”) and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the District Court dismissed the cases. On January 24, 2014, the District Court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. The direct purchaser plaintiffs have appealed this ruling. Oral argument for the appeal was held on November 20, 2014. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

Starting in September 2012, plaintiffs in numerous cases, including overlapping purported class actions, sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation. Teva entered into its settlement agreement in January 2010. These cases were consolidated and transferred to the United States District Court for the District of Massachusetts. On November 24, 2014, Teva agreed to settle with all plaintiffs on all claims. On December 5, 2014, the jury returned a verdict in favor of AstraZeneca and Ranbaxy, finding that their settlement agreement was not the cause of delay for the entry of generic Nexium®.

On June 18, 2014, two groups of end payors who opted out of the action in the District of Massachusetts filed complaints in the Philadelphia Court of Common Pleas (the “Philadelphia Actions”) with allegations nearly identical to those in the District of Massachusetts action. Proceedings in the Philadelphia Actions are stayed pending resolution of the action in the District of Massachusetts. Annual sales of Nexium® were approximately $6.3 billion at the time the Teva settlement agreement was entered into, and annual sales are currently approximately $6 billion.

In April 2013, purported classes of direct purchasers of and end payors for Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the United States District Court for the Eastern District of Pennsylvania. Teva and Abbott’s motion to dismiss was denied on September 8, 2014. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

Since July 2013, numerous lawsuits have been filed in several federal courts by purported classes of end payors for, and direct purchasers of, Solodyn® ER (minocycline hydrochloride) against Medicis, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Medicis and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Medicis in March 2009. A multidistrict litigation has been established in the United States District Court for the District of Massachusetts. On September 12, 2014, plaintiffs filed an amended complaint that did not name Teva as a defendant. Annual sales of Solodyn® ER were approximately $380 million at the time Teva settled, and approximately $765 million at the time generic competition entered the market on a permanent basis in November 2011.

Since November 2013, numerous lawsuits have been filed in several federal courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva entities. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the United States District Court for the District of Connecticut. Oral argument on Teva and BI’s motion to dismiss was held on October 27, 2014. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and are approximately $470 million at the current time.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Since January 2014, numerous lawsuits have been filed in the United States District Court for the Southern District of New York by purported classes of end payors for ACTOS® and ACTOplus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. Defendants’ motions to dismiss are pending, and argument has been set for early February. At the time of the settlement, annual sales of ACTOS® were approximately $3.7 billion and annual sales of ACTOplus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of ACTOS® were approximately $2.8 billion and annual sales of ACTOplus Met® were approximately $430 million.

On September 8, 2014, the FTC sued AbbVie Inc. and certain of its affiliates (“AbbVie”) and Teva in the United States District Court for the Eastern District of Pennsylvania alleging that they violated the antitrust laws when they entered into a settlement agreement to resolve the AndroGel® patent litigation and a supply agreement under which AbbVie would supply authorized generic product for TriCor® to Teva. The FTC alleges that Teva agreed to delay the entry of its generic testosterone gel product in exchange for entering into the TriCor supply agreement. Defendants’ motions to dismiss, which were filed on November 12, 2014, are pending.

Government Investigations and Litigation Relating to Pricing and Marketing

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

Under the federal False Claims Act, the government (or relators who pursue the claims without the participation of the government in the case) may seek to recover up to three times the amount of damages in addition to a civil penalty of $5,500 to $11,000 for each allegedly false claim submitted to the government for payment. Generally speaking, these cases take several years for the investigation to be completed and, ultimately, to be resolved (either through litigation or settlement) after the complaint is unsealed. In addition, some states have pursued investigations under state false claims statutes or consumer protection laws, either in conjunction with a government investigation or separately. There is often collateral litigation that arises from public disclosures of government investigations, including the filing of class action lawsuits by third party payors alleging fraud-based claims or by shareholders alleging violations of the securities laws.

A number of state attorneys general and others have filed various actions against Teva and/or certain of its subsidiaries in the United States relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Teva and its subsidiaries have reached settlements in most of these cases, and remain parties to litigation in Illinois. A provision for the cases has been included in the financial statements. Trial in the Illinois case concluded in the fourth quarter of 2013, and post-trial briefing has been submitted and is under consideration. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and will argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state.

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

In September 2013, the State of Louisiana filed a complaint seeking unspecified damages against 54 pharmaceutical companies, including several Teva subsidiaries. The complaint asserts that each of the defendants allegedly defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered.

Cephalon has received and responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, a federal False Claims Act complaint filed against Cephalon in the United States District Court for the Southern District of New York was unsealed. The case was transferred to the Eastern District of Pennsylvania. The complaint alleges off-label promotion of Treanda® and Fentora®. On October 9, 2014, the District Court granted Cephalon’s motion to dismiss the Fentora claims; Cephalon’s motion to dismiss the Treanda claims remains pending. In January 2014, a separate federal False Claims Act complaint that had been filed in the United States District Court for the Eastern District of Pennsylvania was served on Cephalon. The complaint alleges off-label promotion of Fentora®, Nuvigil® and Provigil®. Cephalon filed motions to dismiss, and on October 9, 2014, the District Court dismissed the Fentora claims, stayed its decision on the Provigil claims, and denied Cephalon’s motion to dismiss as to two of the Nuvigil claims. Cephalon’s motion to dismiss the Nuvigil and Provigil claims remain pending.

Cephalon is a defendant in a putative class action filed in the United States District Court for the Eastern District of Pennsylvania in which plaintiffs, third party payors, allege approximately $700 million in losses resulting from the promotion and prescription of Actiq® for uses not approved by the FDA despite the availability of allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. A hearing on the plaintiffs’ motion for class certification was held in July 2013. If the court grants certification, a jury trial will be scheduled. Cephalon is defending a separate putative class action law suit with similar off-label claims involving Provigil® and Gabitril® brought by the American Federation of State, County and Municipal Employees, District Council 47 Health and Welfare Fund.

In July 2014, the court granted Cephalon and Teva’s motion to dismiss an action brought by certain Travelers entities that was filed in the Eastern District of Pennsylvania alleging off-label marketing of Actiq® and Fentora®. The plaintiffs’ motion to amend the judgment and file a second amended complaint was denied on September 24, 2014, and the plaintiffs are currently appealing. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law and common law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

On May 21, 2014, counsel for Santa Clara County and Orange County, purportedly on behalf of the People of California, filed a complaint in the Superior Court for Orange County, California against Teva and Cephalon, along with several other pharmaceutical companies, contending that defendants allegedly engaged in off-label promotion in the sale of opioids, including Actiq® and Fentora®. On June 2, 2014, the City of Chicago filed a similar complaint against Teva and Cephalon in the Circuit Court of Cook County, Illinois, which has been removed to the Northern District of Illinois. Both complaints assert claims under state law based upon alleged off-label promotion in the sale of opioids, and both seek a variety of damages, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Neither complaint specifies the exact amount of damages at issue. Teva and Cephalon have not yet responded to the complaint in the California action and have filed a motion to dismiss in the Chicago action.

On January 8, 2014, Teva received a civil investigative demand from the United States Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. Teva is complying with the subpoena.

For several years, Teva has been conducting a voluntary worldwide investigation into business practices that may have implications under the U.S. Foreign Corrupt Practices Act (“FCPA”). Teva has engaged outside counsel to assist in its investigation, which was prompted by the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the FCPA in certain countries. Teva has provided and will continue to provide documents and other information to the SEC and the DOJ, and is cooperating with these agencies in their investigations of these matters. In the course of its investigation, which is continuing, Teva has identified certain business practices and transactions in Russia, certain European countries, certain Latin American countries and other countries in which it conducts business, which likely constitute violations of the FCPA and/or local law. In connection with its investigation, Teva has also become aware that Teva affiliates in certain countries under investigation provided to local authorities inaccurate or altered information relating to marketing or promotional practices. Teva has brought and continues to bring these issues to the attention of the SEC and the DOJ. Teva cannot predict at this time the impact on the Company as a result of these matters, which may include material fines in amounts that are not currently estimable, limitations on the Company’s conduct, the imposition of a compliance monitor and/or other civil and criminal penalties.

Shareholder Litigation

On December 18, 2013, a putative class action securities lawsuit was filed in the United States District Court for the Southern District of New York on behalf of purchasers of Teva’s securities between January 1, 2012 and October 29, 2013. The complaint alleges that Teva and certain directors and officers violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and that the individual defendants violated Section 20 of the Exchange Act, by making false and misleading statements that failed to disclose the existence of significant internal discord between Teva’s board of directors and senior management concerning execution of Teva’s strategies, including implementation of a cost reduction program. On July 8, 2014, an amended complaint was filed, changing the starting date of the alleged class period to August 1, 2013. On October 17, 2014, Teva filed a motion to dismiss the complaint. The plaintiff is seeking unspecified compensatory damages and reimbursement for litigation expenses.

Other Litigation

In January 2013, GSK filed a lawsuit against Teva for violations of the Lanham Act in the marketing of its Budeprion XL 300 mg product. The lawsuit alleges that Teva made false representations in claiming that

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Budeprion XL 300 mg was bioequivalent to GSK’s Wellbutrin® XL 300 mg and “implicitly communicated” that the product was as safe and efficacious as GSK’s product. At the time Teva began selling Budeprion XL 300 mg, annual sales of Wellbutrin® XL 300 mg were approximately $1 billion. In April 2013, Teva filed a motion to dismiss the complaint on the grounds that GSK cannot retroactively challenge through the Lanham Act a determination of bioequivalence made by the FDA, and that Teva’s alleged statements were not false or misleading as a matter of law. On March 10, 2014, the motion was denied, and Teva’s motion for reconsideration was denied on July 18, 2014.

Environmental Matters

Teva is party to a number of environmental proceedings, or has received claims, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings and claims seek to require the generators of hazardous wastes disposed of at a third-party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the site or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva has received claims, or has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties, under certain circumstances, may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings or for which claims have been asserted; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 15—EQUITY:

a.	Share capital:

As of December 31, 2014, there were 957 million ordinary shares issued (December 31, 2013—947 million). Teva shares are traded on the Tel-Aviv Stock Exchange (“TASE”) and, in the form of American Depositary Shares, each of which represents one ordinary share, on the New York Stock Exchange (“NYSE”) in the United States.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Share repurchase program

In October 2014, Teva’s board of directors authorized the Company to increase its share repurchase program up to $3 billion of its ordinary shares and American Depositary Shares. As of December 31, 2014, $2.5 billion remain available for repurchases. This repurchase authorization has no time limit. Repurchases may be commenced or suspended at any time or from time to time.

The following table summarizes the shares repurchased and the amount Teva spent on these repurchases:

	Year ended December 31,
	2014	2013	2012
	(in millions)
Amount spent on shares repurchased	$500	$497	$1,161

Number of shares repurchased	8.7	12.8	28.1

b.	Stock-based compensation plans:

Stock-based compensation plans are comprised of employee stock option plans, RSUs, PSUs, and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with equity participation in the Company.

On June 29, 2010, the Teva Long-Term Equity-Based Incentive Plan was approved by the shareholders, under which 70 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant. As of December 31, 2014, 23 million equivalent share units remained available for future awards.

In the past, Teva had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards granted under such prior plans continue in accordance with the terms of the respective plans.

The vesting period of the outstanding options, RSUs and PSUs is generally from 1 to 4 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options, RSUs or PSUs are identical to those of the other ordinary shares of the Company. The contractual term of these options is primarily for seven years in prior plans and ten years for options granted under the 2010 plan described above.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Status of options

A summary of the status of the options as of December 31, 2014, 2013 and 2012, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2014		2013		2012
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
Balance outstanding at beginning of year	32,481	$45.05	36,580	$44.40	33,298	$44.92
Changes during the year:
Granted	6,935	48.60	1,701	38.37	7,231	40.50
Exercised	(11,423)	45.05	(2,797)	32.17	(704)	33.36
Forfeited	(1,260)	46.11	(3,003)	45.51	(3,245)	44.76

Balance outstanding at end of year	26,733	45.91	32,481	45.05	36,580	44.40

Balance exercisable at end of year	12,632	47.16	17,082	47.30	14,230	44.30

The weighted average fair value of options granted during the years was estimated by using the Black-Scholes option-pricing model:

	Year ended December 31,
	2014	2013	2012
Weighted average fair value	$9.3	$6.6	$7.4

The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions:

	Year ended December 31,
	2014	2013	2012
Dividend yield	2.9%	3.3%	2.6%
Expected volatility	25%	23%	24%
Risk-free interest rate	1.9%	2.1%	1.3%
Expected term	6 years	9 years	8 years

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following tables summarize information at December 31, 2014 regarding the number of ordinary shares issuable upon (1) outstanding options and (2) vested options:

(1) Number of ordinary shares issuable upon exercise of outstanding options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$35.11 - $40.10	4,686	38.65	8.07	88,370
$40.11 - $45.10	7,365	41.96	6.11	114,519
$45.11 - $50.10	9,909	48.60	7.98	88,293
$50.11 - $55.10	4,134	52.42	2.73	21,042
$55.11 - $60.10	475	59.48	2.99	—
$60.11 - $65.00	164	64.31	2.15	—

Total	26,733	45.91	6.54	312,224

(2) Number of ordinary shares issuable upon exercise of vested options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$35.11 - $40.10	1,896	38.81	7.98	35,460
$40.11 - $45.10	3,267	41.87	4.78	51,093
$45.11 - $50.10	3,170	48.72	5.76	27,869
$50.11 - $55.10	3,711	52.57	2.18	18,331
$55.11 - $60.10	425	59.74	2.15	—
$60.11 - $65.00	163	64.31	2.15	—

Total	12,632	47.16	4.62	132,753

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $57.51 on December 31, 2014, less the weighted average exercise price in each range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The total number of in-the-money options exercisable as of December 31, 2014 was 12 million.

The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 was $74 million, $19 million and $6 million, respectively, based on the Company’s average stock price of $51.57, $38.99 and $41.63 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs and PSUs is estimated based on the market value of the Company’s stock on the date of award, less an estimate of dividends that will not accrue to RSU and PSU holders prior to vesting.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following table summarizes information about the number of RSUs and PSUs issued and outstanding:

	Year ended December 31,
	2014		2013		2012
	Number (in thousands)	Weighted average grant date fair value	Number (in thousands)	Weighted average grant date fair value	Number (in thousands)	Weighted average grant date fair value
Balance outstanding at beginning of year	2,512	$40.48	3,744	$41.04	3,093	$43.23
Granted	1,342	46.09	289	35.80	1,320	38.00
Vested	(1,146)	41.55	(1,222)	41.04	(519)	45.65
Forfeited	(242)	40.05	(299)	40.98	(150)	43.97

Balance outstanding at end of year	2,466	43.05	2,512	40.48	3,744	41.04

The Company has expensed compensation costs, net of estimated forfeitures, based on the grant-date fair value. For the years ended December 31, 2014, 2013 and 2012, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in millions)
Employee stock options	$47	$40	$58
RSUs and PSUs	38	24	24

Total stock-based compensation expense	85	64	82
Tax effect on stock-based compensation expense	14	14	13

Net effect	$71	$50	$69

The total unrecognized compensation cost before tax on employee stock options and RSUs (along with PSUs) amounted to $87 million and $77 million, respectively, at December 31, 2014, and is expected to be recognized over a weighted average period of approximately 1 year.

c.	Dividends and accumulated other comprehensive income (loss):

1.	Dividends are declared in New Israeli Shekels (“NIS”), and paid in NIS and USD. Dividends paid per share in the years ended December 31, 2014, 2013 and 2012 were $1.34, $1.28 and $1.03, respectively. Subsequent to December 31, 2014, the Company declared an additional dividend of 1.33 NIS per share in respect of the fourth quarter of 2014.

Commencing in April 2015, Teva’s dividends will be declared and paid in U.S. dollars.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

2.	The components of accumulated other comprehensive loss attributable to Teva are presented in the table below:

	December 31,
	2014	2013	2012
	(U.S. $ in millions)
Currency translation adjustment	$(1,283)	$151	$175
Unrealized loss on defined benefit plans, net	(93)	(50)	(92)
Unrealized gain (loss) on derivative financial instruments, net	40	(197)	(93)
Unrealized gain (loss) from available-for-sale securities, net	(7)	5	(7)

Accumulated other comprehensive loss attributable to Teva	$(1,343)	$(91)	$(17)

The following tables present the changes in the components of accumulated other comprehensive loss for the year ended December 31, 2014 and 2013:

		Year ended December 31, 2014
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax	Net other comprehensive income (loss) after tax
Currency translation adjustment	Currency translation adjustment, reclassified to general and administrative expenses	$(1,429)	$(5)	$(1,434)	$—	$(1,434)

Unrealized gain (loss) from available-for-sale securities	Loss on marketable securities, reclassified to financial expenses—net	(12)	2	(10)	(2)	(12)

Unrealized gain (loss) from derivative financial instruments	Gain on derivative financial instruments, reclassified to net revenues	240	(3)	237	—	237

Unrealized gain (loss) on defined benefit plans	Gain on defined benefit plans, reclassified to various statement of income items**	(55)	(2)	(57)	14	(43)

Total accumulated other comprehensive income (loss)		$(1,256)	$(8)	$(1,264)	$12	$(1,252)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

		Year ended December 31, 2013
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax	Net other comprehensive income (loss) after tax
Currency translation adjustment	Currency translation adjustment, reclassified to financial expenses—net	$(46)	$17	$(29)	$5	$(24)

Unrealized gain (loss) from available-for-sale securities	Gain on marketable securities, reclassified to financial expenses—net	18	(6)	12	*	12

Unrealized gain (loss) from derivative financial instruments	Loss on derivative financial instruments, reclassified to net revenues	(111)	7	(104)	*	(104)

Unrealized gain (loss) on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items**	20	24	44	(2)	42

Total accumulated other comprehensive income (loss)		$(119)	$42	$(77)	$3	$(74)

*	Represents an amount of less than $0.5 million.
**	Affected cost of sales, research and development expenses, selling and marketing expenses and general and administrative expenses.

NOTE 16—INCOME TAXES:

a.	Income before income taxes is comprised of the following:

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in millions)
The Parent Company and its Israeli subsidiaries	$2,139	$1,303	$1,660
Non-Israeli subsidiaries	1,499	(53)	159

	$3,638	$1,250	$1,819

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Income taxes:

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in millions)
In Israel	$147	$197	$5
Outside Israel	444	(240)	(142)

	$591	$(43)	$(137)

Current	$879	$1,096	$564
Deferred	(288)	(1,139)	(701)

	$591	$(43)	$(137)

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in millions)
Income before income taxes	$3,638	$1,250	$1,819
Statutory tax rate in Israel	26.5%	25%	25%

Theoretical provision for income taxes	$964	$313	$455
Increase (decrease) in effective tax rate due to:
The Parent Company and its Israeli subsidiaries—
Mainly tax benefits arising from reduced tax rates under benefit programs	(524)	(535)	(520)
Amendment 69 payments and finalization of prior years’ tax audits, net of decrease of related uncertain tax positions	—	248	—
Non-Israeli subsidiaries	88	(275)	(83)
Increase in other uncertain tax positions—net	63	206	11

Effective consolidated income taxes	$591	$(43)	$(137)

The effective tax rate is the result of a variety of factors, including the geographic mix and type of products sold during the year, different effective tax rates applicable to non-Israeli subsidiaries that have tax rates above Teva’s average tax rates, the impact of impairment, restructuring and legal settlement charges and adjustments to valuation allowances on deferred tax assets on such subsidiaries.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

c.	Deferred income taxes:

	Year ended December 31,
	2014	2013
	(U.S. $ in millions)
Short-term deferred tax assets—net:
Inventory related	$383	$405
Sales reserves and allowances	357	321
Provision for legal settlements	229	235
Provisions for employee-related obligations	66	81
Carryforward losses and deductions (*)	59	179
Other	78	75

	1,172	1,296
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(213)	(249)

	$959	$1,047

*	The amount in 2014 is shown after reduction for unrecognized tax benefits of $143 million, where we have net operating loss carryforwards, similar tax losses, and/or tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to offset any additional income taxes that would result from the settlement of a tax position. For additional information, see below.

	Year ended December 31,
	2014	2013
	(U.S. $ in millions)
Long-term deferred tax assets (liabilities)—net:
Intangible assets	$(1,098)	$(1,412)
Carryforward losses and deductions(*)(**)	1,043	1,415
Property, plant and equipment	(218)	(181)
Provisions for employee related obligations	39	19
Other	(21)	60

	(255)	(99)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(458)	(542)

	$(713)	$(641)

	$246	$406

*	The amount in 2014 is shown after reduction for unrecognized tax benefits of $150 million, see above.
**	This amount represents the tax effect of gross carryforward losses and deductions with the following expirations: 2016-2017—$192 million; 2018-2024—$302 million; 2025 and thereafter—$194 million. The remaining balance—$505 million—can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2014	2013
	(U.S. $ in millions)
Current assets—deferred income taxes	$993	$1,084
Current liabilities—other current liabilities	(34)	(37)
Other non-current assets	388	606
Long-term liabilities—deferred income taxes	(1,101)	(1,247)

	$246	$406

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Deferred taxes have not been provided for tax-exempt profits earned by the Company from Approved Enterprises through December 31, 2014 (except to the extent released due to payments made in 2013 under Amendment 69 of the Investment Law, as described below), as the Company intends to permanently reinvest these profits and does not currently foresee a need to distribute dividends out of these earnings. For the same reason, deferred taxes have not been provided for distributions of income from the Company’s foreign subsidiaries. See Note 16g.

d.	Adoption of new accounting standard

The Company adopted ASU 2013-11 on January 1, 2014. As a result, we changed the presentation of certain unrecognized tax benefits, where Teva has net operating loss carryforwards, similar tax losses, and/or a tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to offset any additional income taxes that would result from the settlement of the tax position. Those unrecognized tax benefits are now presented as a reduction of the deferred tax assets for such net operating loss/tax credit carryforwards. Accordingly, the Company reduced its reserve for uncertain tax positions and deferred tax assets by $293 million as of December 31, 2014 in accordance with ASU 2013-11.

e.	Uncertain tax positions:

The following table summarizes the activity of Teva’s gross unrecognized tax benefits:

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in millions)
Balance at the beginning of the year	$665	$903	$907
Increase (decrease) related to prior year tax positions, net	38	29	(10)
Increase related to current year tax positions	51	176	151
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitations	(38)	(461)	(146)
Other	(3)	18	1

Balance at the end of the year	$713	$665	$903

Uncertain tax positions, mainly of a long-term nature, included accrued potential penalties and interest of $87 million, $75 million and $144 million, at December 31, 2014, 2013 and 2012, respectively. The total amount of interest and penalties in the consolidated statements of income was a net increase of $12 million for the year ended December 31, 2014, a net release of $69 million for the year ended December 31, 2013 and a net increase of $29 million for the year ended December 31, 2012. Substantially all the above uncertain tax benefits, if recognized, would reduce Teva’s annual effective tax rate. Teva does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

f.	Tax assessments:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

agreement reached in relation to the 2005-2007 assessment will also be implemented in the audit of tax years 2008-2011, and are reflected in the provisions.

Following the audit of Teva’s 2008 Israeli corporate tax returns, the Israeli tax authorities issued a tax assessment decree for 2008 and tax assessment for 2009-2010, challenging the Company’s positions on several issues. Teva has protested the assessment. The Company believes it has adequately provided for these items and that any adverse results would have an immaterial impact on Teva’s financial statements.

The Company’s subsidiaries in North America and Europe have received final tax assessments mainly through tax year 2005.

g.	Basis of taxation:

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

Pursuant to Amendment 69 to the Israeli Investment Law (“Amendment 69”), a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

During 2013, Teva applied the provisions of Amendment 69 to certain exempt profits accrued prior to 2012 by Teva and one of its Israeli subsidiaries. Consequently, the Company paid $577 million corporate tax on exempt income of $9.4 billion. Part of this income was distributed as dividends during 2013, while the remainder is available to be distributed as dividends in future years with no additional corporate tax liability. As a result,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Teva was required to invest $286 million in its industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise. Teva already fully invested the required amount in 2013.

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

Likewise, the Company intends to reinvest, rather than distribute, the income of its foreign subsidiaries. An assessment of the tax that would have been payable had the Company’s foreign subsidiaries distributed their income to the Company is not practicable because of the multiple levels of corporate ownership and multiple tax jurisdictions involved in each hypothetical dividend distribution.

Income not eligible for Approved Enterprise benefits is taxed at a regular rate, which was 26.5% in 2014.

Under Amendment 68 to the Israeli Investment Law (“Amendment 68”), which Teva started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (“Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during their benefits period. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Industrial Companies will be freely distributable as dividends, subject to a withholding tax of 20% or lower, under an applicable tax treaty. “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company”, the approval of three governmental authorities in Israel is required.

Teva is currently examining its eligibility to be regarded as a “Special Industrial Company” under the new law.

The Parent Company and its Israeli subsidiaries elected to compute their taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of U.S. dollar—NIS exchange rate on the Company’s Israeli taxable income.

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

The Company enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge the currency exposure on identifiable balance sheet items. In

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

addition, the Company takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following main currencies: the euro (EUR), Hungarian forint (HUF), British pound (GBP), new Israeli shekel (NIS), Canadian dollar (CAD), Croatian kuna (HRK), Russian ruble (RUB), Czech koruna (CZK), Swiss franc (CHF) and Japanese yen (JPY). The writing of options is part of a comprehensive currency hedging strategy.

The counterparties to the derivatives are comprised mainly of major banks and, in light of the current financial environment, the Company is monitoring the associated inherent credit risks. The Company does not enter into derivative transactions for trading purposes.

Teva operates in certain territories where the official exchange rates deviate significantly from unofficial market rates and remittance of cash outside the country is limited. As a result, Teva is exposed to a potential income statement devaluation loss on its total monetary balances in these territories, which, as of December 31, 2014, amounted to approximately $274 million.

b.	Derivative instrument disclosure:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	December 31,
	2014	2013
	(U.S. $ in millions)
Interest rate swap—fair value hedge*	$1,750	$2,500
Cross currency swap—cash flow hedge	1,875	1,875
Forecasted transactions—cash flow hedge	280	300

*	In October 2014, Teva terminated an interest rate swap agreement, designated as a fair value hedge, with respect to $500 million notional amount.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following table summarizes the classification and fair values of derivative instruments:

	Fair value
	Designated as hedging instruments		Not designated as hedging instruments
Reported under	December 31, 2014	December 31, 2013	December 31, 2014		December 31, 2013
	U.S. $ in millions
Asset derivatives:
Other current assets:
Cross currency swaps—cash flow hedge	$14	$—	$		$
Interest rate swaps—fair value hedge	—	2
Option and forward contracts—cash flow hedge	14	3
Option and forward contracts				68		25
Other non-current assets:
Cross currency swaps—cash flow hedge	6	—
Liability derivatives:
Other current liabilities:
Option and forward contracts—cash flow hedge	(1)	(8)
Option and forward contracts				(53)		(9)
Senior notes and loans:
Cross currency swaps—cash flow hedge	—	(203)
Interest rate swaps—fair value hedge	(43)	(233)

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $85 million, gains of $76 million and losses of $45 million were recognized under financial expenses—net for the years ended December 31, 2014, 2013 and 2012, respectively. Such gains and losses offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $41 million, $35 million and $18 million were recognized under financial expenses—net for the years ended December 31, 2014, 2013 and 2012, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

c.	Securitization:

In April 2011, Teva established an accounts receivable securitization program with BNP Paribas Bank (“BNP Paribas”). Under the program, Teva sells, on an ongoing basis, certain accounts receivable and the right to the collections on those accounts receivable to BNP Paribas.

Once sold to BNP Paribas, the accounts receivable and rights to collection are separate and distinct from Teva’s own assets. These assets are unavailable to Teva’s creditors should Teva become insolvent. BNP Paribas has all the rights ensuing from the sale of the securitized accounts receivable, including the right to pledge or exchange the assets it received. Consequently, the accounts receivable in Teva’s consolidated balance sheets is presented net of the securitized receivables.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

As of December 31, 2014 and 2013, the balance of Teva’s securitized assets sold amounted to $585 million and $590 million, respectively. Gains and losses related to these transactions were immaterial for the three years ended December 31, 2014.

The following table summarizes the net balance outstanding due to outstanding securitization programs:

	As of and for the year ended December 31,
	2014	2013
	(U.S. $ in millions)
Sold receivables at the beginning of the year	$590	$535
Proceeds from sale of receivables	4,287	3,662
Cash collections (remitted to the owner of the receivables)	(4,202)	(3,635)
Effect of currency exchange rate changes	(90)	28

Sold receivables at the end of the year	$585	$590

NOTE 18—FINANCIAL EXPENSES- NET:

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in millions)
Interest expenses and other bank charges	$300	$314	$355
Foreign exchange losses—net	30	8	25
Income from investments	(24)	(32)	(26)
Other	7	109	32

Total finance expense—net	$313	$399	$386

NOTE 19—IMPAIRMENTS, RESTRUCTURING AND OTHERS:

Impairments, restructuring and others consisted of the following:

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in millions)
Impairment of long-lived assets (see also notes 6 and 8)	$387	$524	$1,071
Restructuring	246	201	221
Other	17	63	(33)

Total	$650	$788	$1,259

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

(ii) for product rights, pricing and volume projections as well as patent life and any significant changes to the competitive environment.

Impairment of long-lived assets in 2014 amounted to $387 million, comprised of:

1.	Property, plant and equipment—$163 million, based on management decisions regarding their expected use as a result of our planned plant rationalization, which triggered a reassessment of fair value. In 2013 and 2012, property, plant and equipment impairment was $61 million and $190 million, respectively.

2.	Identifiable intangible assets—$224 million:

a.	Product rights impairments of $116 million were recorded due to current market conditions and supply chain challenges in various Teva markets. Impairments of product rights for the year ended December 31, 2013 were $227 million and $233 million for 2012.

b.	In-process R&D impairments of $108 million are comprised mainly of a $102 million impairment of MDT-637 development project following the negative results of Phase II trial. Impairment of in-process R&D for the year ended December 31, 2013 amounted to $166 million and $625 million for 2012.

Restructuring

For the year ended December 31, 2014, Teva recorded $246 million of restructuring expenses, compared to $201 million for the year ended December 31, 2013 and $221 million for 2012. These expenses are primarily incurred in various initiatives as part of cost saving efforts.

NOTE 20—LEGAL SETTLEMENTS AND LOSS CONTINGENCIES:

Legal settlements and loss contingencies for 2014 amounted to a gain of $111 million, compared to an expense of $1.5 billion in 2013. The 2014 balance is comprised mainly of insurance proceeds relating to the settlement of the pantoprazole patent litigation. The 2013 expenses are composed mainly of additional charges of $930 million relating to the settlement of the pantoprazole patent litigation and $495 million relating to the modafinil antitrust litigation.

NOTE 21 – SEGMENTS:

Teva has two reportable segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system and respiratory indications, as well as those marketed in the women’s health, oncology and other specialty businesses.

Teva’s other activities include the over-the-counter (“OTC”) medicines business, distribution activity mainly in Israel and Hungary and medical devices. The OTC activity is primarily conducted through a joint venture with P&G, which combines Teva’s production capabilities and market reach with P&G’s marketing expertise and expansive global platform.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines, and revenues by geographical markets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in note 1 to the consolidated financial statements.

Segment profit is comprised of gross profit for the segment, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by reportable segment, and therefore Teva does not report asset information by reportable segment.

During 2014, the classification of certain of our products was changed, in line with the Company’s strategy. The comparable figures have been conformed to reflect the revised classification for all periods.

Teva’s chief executive officer is reviewing the Company’s strategy and organizational structure on a continuing basis. Any changes in strategy may lead to a reevaluation of Teva’s current segments and goodwill assignment. In connection with such organizational changes, effective July 1, 2014, Teva appointed a new President of Global Generic Medicines to lead all of its generic and OTC businesses. Going forward, Teva will continue to evaluate the impact of management changes on its segment reporting.

a.	Segment information:

	Generics			Specialty
	Year ended December 31,			Year ended December 31,
	2014	2013	2012	2014	2013	2012
	(U.S.$ in millions)			(U.S.$ in millions)
Revenues	$9,814	$9,902	$10,385	$8,560	$8,388	$8,150
Gross profit	4,247	4,079	4,518	7,457	7,274	7,173
R&D expenses	517	492	485	881	883	793
S&M expenses	1,582	1,919	1,971	2,001	1,864	1,686

Segment profit	$2,148	$1,668	$2,062	$4,575	$4,527	$4,694

	2014	2013	2012
	U.S.$ in millions
Generic medicines profit	$2,148	$1,668	$2,062
Specialty medicines profit	4,575	4,527	4,694

Total segment profit	6,723	6,195	6,756
Profit of other activities	226	242	197

Total profit	6,949	6,437	6,953
Amounts not allocated to segments:
Amortization	1,036	1,180	1,272
General and administrative expenses	1,217	1,239	1,238
Impairments, restructuring and others	650	788	1,259
Legal settlements and loss contingencies	(111)	1,524	715
Other unallocated amounts	206	57	264

Consolidated operating income	3,951	1,649	2,205

Financial expenses—net	313	399	386

Consolidated income before income taxes	$3,638	$1,250	$1,819

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Segment revenues by geographic area:

	Year ended December 31,
	2014	2013	2012
	(U.S.$ in millions)
Generic Medicine
United States	$4,418	$4,172	$4,381
Europe*	3,148	3,362	3,482
Rest of the World	2,248	2,368	2,522

Total Generic Medicine	9,814	9,902	10,385
Specialty Medicine
United States	6,110	6,025	5,857
Europe*	1,898	1,854	1,575
Rest of the World	552	509	718

Total Specialty Medicine	8,560	8,388	8,150
Other Revenues
United States	106	264	200
Europe*	777	772	741
Rest of the World	1,015	988	841

Total Other Revenues	1,898	2,024	1,782

Total Revenues	$20,272	$20,314	$20,317

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

c.	Net revenues from specialty medicines were as follows:

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in millions)
CNS	$5,575	$5,545	$5,464
Copaxone®	4,237	4,328	3,996
Azilect®	428	371	330
Nuvigil®	388	320	347
Respiratory	957	964	856
ProAir®	478	429	406
Qvar®	286	328	297
Oncology	1,180	1,005	860
Treanda®	767	709	608
Women’s health	504	510	448
Other Specialty	344	364	522

Total Specialty Medicines	$8,560	$8,388	$8,150

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

A significant portion of our revenues, and a higher proportion of our profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of our specialty medicines are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

date as a result of a legal challenge, we no longer have patent exclusivity on these products, and subject to regulatory approval, generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular specialty medicine in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect our results of operations and financial condition.

In particular, we rely heavily on sales of Copaxone®, our leading specialty medicine. A key element of our business strategy for Copaxone® is the continued migration of current daily Copaxone® 20 mg/mL patients to the three-times-a-week 40 mg/mL version introduced in 2014, and the maintenance of patients on that new version. Any substantial reduction in the number of patients taking Copaxone®, whether due to the introduction of generic competition or to the increased use of oral medicines or other competing products, would likely have a material adverse effect on our financial results and cash flow.

In 2014, Copaxone® revenues in the United States, which include revenues from both Copaxone® 20 mg/mL and the new Copaxone® 40 mg/mL product, amounted to $3.1 billion in the U.S. (approximately 29% of our total 2014 U.S. revenues) and approximately $1.1 billion in markets outside the U.S. (approximately 12% of our total 2014 non-U.S. revenues).

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis). The profitability of our multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and non-recurring items. Our MS franchise profitability was 75.1%, 75.6% and 74.5% in 2014, 2013 and 2012, respectively.

d.	Supplemental data—major customers:

The percentages of total consolidated revenues for the years ended December 31, 2014, 2013 and 2012 to one customer were 18%, 17% and 16%, respectively. The percentage of total consolidated revenues for another customer accounted for 17% and 13% for the years ended December 31, 2014 and 2013, respectively. Most of Teva’s revenues from these customers were made in the United States. The balance due from the Company’s largest customer accounted for 31% of the gross trade accounts receivable at December 31, 2014. Sales reserves and allowances on these balances are recorded in current liabilities (refer to note 1l).

e.	Property, plant and equipment—by geographical location were as follows:

	December 31,
	2014	2013	2012
	(U.S. $ in millions)
Israel	$1,949	$1,834	$1,649
United States	691	852	896
Hungary	520	526	498
Croatia	515	479	415
Japan	446	492	644
Germany	367	403	367
Other	2,047	2,049	1,846

Total property, plant and equipment	$6,535	$6,635	$6,315

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 22—EARNINGS PER SHARE:

The net income attributable to Teva and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(U.S. $ in millions, except share data)
Net income attributable to Teva	$3,055	$1,269	$1,963
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	*	*	*

Net income used for the computation of diluted earnings per share	$3,055	$1,269	$1,963

Weighted average number of shares used in the computation of basic earnings per share	853	849	872
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs and PSUs	3	1	1
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	2	*	*

Weighted average number of shares used in the computation of diluted earnings per share	858	850	873

*	Represents an amount of less than 0.5 million.

In computing dilutive earnings per share for the years ended December 31, 2014, 2013 and 2012, no account was taken of the potential dilution of the assumed exercise of employee stock options, amounting to 1 million, 7 million and 6 million weighted average shares, respectively, since they had an anti-dilutive effect on earnings per share.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 9, 2015 appearing in the 2014 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel February 9, 2015	Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2014

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2014	$187	$22	$(18)	$(42)	$149

Year ended December 31, 2013	$145	$44	$3	$(5)	$187

Year ended December 31, 2012	$116	$32	$5	$(8)	$145

Allowance in respect of carryforward tax losses:
Year ended December 31, 2014	$791	$128	$—	$(248)	$671

Year ended December 31, 2013	$726	$182	$—	$(117)	$791

Year ended December 31, 2012	$452	$384	$2	$(112)	$726

S-2