Form 20-F
period 2015-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2016-02-11
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

907,663,041 Ordinary Shares

781,355,149 American Depositary Shares

3,375,000 Mandatory Convertible Preferred Shares

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to “net revenues.” References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. References to “MS” are to multiple sclerosis. Market data, including both sales and share data, is based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to our Rest of the World markets. References to “P&G” are to The Procter & Gamble Company and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G. References to “R&D” are to Research and Development. References to “S&M” are to Selling and Marketing. References to “G&A” are to General and Administrative.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which express management’s current beliefs or expectations with regard to future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements relate to, among other things:

•	our business strategy;

•	the anticipated results of acquisitions, including our pending Actavis Generics and Rimsa acquisitions;

•	the development and launch of our products, including product approvals and results of clinical trials;

•	projected markets and market size;

•	anticipated results of litigation and regulatory proceedings;

•	our projected revenues, market share, expenses, net income margins and capital expenditures; and

•	our liquidity.

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

The following selected operating data for each of the years in the three-year period ended December 31, 2015 and selected balance sheet data at December 31, 2015 and 2014 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected operating data for each of the years in the two-year period ended December 31, 2012 and selected balance sheet data at December 31, 2013, 2012 and 2011 are derived from our audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

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

Operating Data

	For the year ended December 31,
	2015	2014	2013	2012	2011
	U.S. dollars in millions (except share and per share amounts)
Net revenues	19,652	20,272	20,314	20,317	18,312
Cost of sales	8,296	9,216	9,607	9,665	8,797

Gross profit	11,356	11,056	10,707	10,652	9,515
Research and development expenses	1,525	1,488	1,427	1,356	1,095
Selling and marketing expenses	3,478	3,861	4,080	3,879	3,478
General and administrative expenses	1,239	1,217	1,239	1,238	932
Impairments, restructuring and others	1,131	650	788	1,259	430
Legal settlements and loss contingencies	631	(111)	1,524	715	471

Operating income	3,352	3,951	1,649	2,205	3,109
Financial expenses—net	1,000	313	399	386	153

Income before income taxes	2,352	3,638	1,250	1,819	2,956
Income taxes	634	591	(43)	(137)	127
Share in losses of associated companies—net	121	5	40	46	61

Net income	1,597	3,042	1,253	1,910	2,768
Net income (loss) attributable to non-controlling interests	9	(13)	(16)	(53)	9

Net income attributable to Teva	1,588	3,055	1,269	1,963	2,759

Accrued dividends on preferred shares	15	—	—	—	—

Net income attributable to ordinary shareholders	1,573	3,055	1,269	1,963	2,759

Earnings per share attributable to ordinary shareholders:
Basic ($)	1.84	3.58	1.49	2.25	3.10

Diluted ($)	1.82	3.56	1.49	2.25	3.09

Weighted average number of shares (in millions):
Basic	855	853	849	872	890

Diluted	864	858	850	873	893

Balance Sheet Data

	As at December 31,
	2015	2014	2013	2012	2011
	(U.S. dollars in millions)
Financial assets (cash, cash equivalents and investment in securities)	8,404	2,601	1,245	3,089	1,748
Working capital (operating assets minus liabilities)	32	1,642	2,493	3,589	3,937
Total assets	54,258	46,420	47,508	50,609	50,142
Short-term debt, including current maturities	1,585	1,761	1,804	3,006	4,280
Long-term debt, net of current maturities	8,383	8,566	10,387	11,712	10,236

Total debt	9,968	10,327	12,191	14,718	14,516
Total equity	29,927	23,355	22,636	22,867	22,343

Dividends

We have paid dividends on a regular quarterly basis since 1986. Our dividend policy is regularly reviewed by our board of directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing our debt obligations. Until April 2015, dividends were declared and paid in NIS, and then converted into U.S. dollars and paid by the depositary of our American Depositary Shares (“ADSs”) for the benefit of owners of ADSs. Commencing in April 2015, dividends are declared and paid in U.S. dollars.

Dividends on our mandatory convertible preferred shares are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends will be paid in cash on March 15, June 15, September 15 and December 15 of each year commencing March 15, 2016, to and including December 15, 2018. So long as any mandatory convertible preferred shares remain outstanding, no dividends may declared or paid on our ordinary shares or ADSs, unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash has been set apart for the payment of such dividends upon, all outstanding mandatory convertible preferred shares.

Dividends paid by an Israeli company to non-Israeli residents are generally subject to withholding of Israeli income tax at a rate of up to 25%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. A 15% tax will be withheld on the dividend declared and distributed for the fourth quarter of 2015.

The following table sets forth the amounts of the dividends declared on our ordinary shares/ADSs in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per share).

	2015	2014	2013	2012	2011
	In cents per share
1st interim	34.0	34.7	32.0	26.3	23.2
2nd interim	34.0	35.3	32.2	25.0	23.5
3rd interim	34.0	32.1	32.6	25.7	21.9
4th interim	34.0	33.8	34.3	31.1	26.8

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

Our financial results depend upon our ability to develop and commercialize additional generic and specialty pharmaceutical products, particularly after the expiration of our patents covering the 20mg/mL version of our leading specialty medicine, Copaxone®, and patent challenges and expirations facing the 40mg/mL version of Copaxone® and certain of our other specialty medicines. Commercialization requires that we successfully develop, test and manufacture both generic and specialty products. All of our products must receive regulatory approval and meet (and continue to comply with) regulatory and safety standards; if health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market.

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

Our leading specialty medicine, Copaxone®, faces increasing competition, including from orally-administered therapies and a competing generic version.

Any substantial decrease in the revenues derived from our specialty medicines would have an adverse effect on our results of operations, several of which currently face, or will soon face, intense competition. Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise reflects Copaxone® revenues less cost of goods sold and S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and non-recurring items. Our MS franchise profitability was $3.1 billion, $3.2 billion, and $3.3 billion in 2015, 2014 and 2013, respectively. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 77%, 75% and 76% in 2015, 2014 and 2013, respectively.

Although Copaxone® remains the leading therapy for multiple sclerosis to date, the market for MS treatments continues to change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Tecfidera® by Biogen, Gilenya® by Novartis, and Aubagio® by Genzyme, continue to present significant and increasing competition. The new oral treatments provide especially intense competition in light of their substantial convenience in comparison to injectables such as Copaxone®. As our U.S. Orange Book patents on Copaxone® 20mg/mL have expired, a competing generic version of this product was launched in the United States in June 2015. Copaxone® also continues to face competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia® and Rebif®, as well as from the two monoclonal antibodies Tysabri® and Lemtrada®.

Our business strategy for Copaxone® relies heavily on the continued migration of a substantial percentage of current daily Copaxone® patients to a new 40mg/mL, three-times-a-week version and the maintenance of patients on this new version. Four of our U.S. Orange Book patents for this new version are being challenged as well. The failure to achieve and maintain our objectives for Copaxone® 40mg/mL would likely have a material adverse effect on our financial results and cash flow.

We may fail to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”). Even if we successfully consummate the acquisition, we may fail to realize all of the anticipated benefits of the Actavis Generics acquisition or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating Actavis Generics.

Consummation of the Actavis Generics acquisition requires approval by certain governmental and regulatory authorities, including those required under the antitrust and competition laws of those in the U.S., the European Union and certain other foreign countries and authorities. Obtaining these approvals require certain divestitures and may entail restrictions on the conduct of the business of the combined company after the closing of the acquisition. Any one of these could jeopardize or delay the closing of the acquisition, could materially reduce the anticipated benefits of the transaction or could adversely affect our ability to integrate Actavis Generics with our operations. This could result in a failure to consummate the transaction or have a material adverse effect on the business and results of operations of the combined company. In addition, if the purchase agreement is terminated under certain circumstances by either Allergan or us due to failure to obtain necessary antitrust approvals, then we must pay Allergan $1 billion.

Our ability to realize the anticipated benefits of the Actavis Generics acquisition will depend, to a large extent, on our ability to integrate the Actavis Generics business. The combination of two independent businesses is a complex, costly and time-consuming process. The nature of a carve out acquisition makes it inherently more difficult to assume operations on closing day as well as to integrate activities, as certain systems, processes and people may not all transfer with the acquired business to support such activities. As a result, we will be required to devote significant management attention and resources, both prior to and following closing, to prepare for and then integrate our combined business practices and operations. The integration process may disrupt the businesses and, if implemented ineffectively, would restrict the realization of the full expected benefits. The failure to meet the challenges involved in integrating the two businesses and to realize the anticipated benefits of the transactions could cause an interruption of, or a loss of momentum in, the activities of the combined businesses and could adversely affect the results of operations of the combined businesses.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customers and other business relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers;

•	challenges in attracting and retaining key personnel; and

•	coordinating a geographically dispersed organization.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of the combined company. In addition, even if the Actavis Generics operations are integrated successfully, the full benefits of the transactions and other pending acquisitions (such as the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”)) may not be realized, including the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame, or at all. All of these factors could cause dilution to our earnings per share, decrease or delay the expected accretive effect of the transactions. As a result, it cannot be assured that the Actavis Generics acquisition will result in the realization of the full benefits anticipated from such transaction.

Following the completion of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business.

In 2015, revenues from our generic medicines segment amounted to approximately $9.5 billion, or 49% of our total revenues. Gross profit from our generic medicines segment amounted to approximately $4.5 billion, or 39.6% of our total gross profit. Following the completion of the Actavis Generics acquisition, the percentage of our revenues and profits attributable to sales of generics is expected to increase substantially. Generic pharmaceuticals are, as a general matter, less profitable than specialty pharmaceuticals, and due to the size of the acquisition, it is unlikely that the proportion of revenues attributable to generic pharmaceuticals, which will move from less than half before the acquisition to nearly two-thirds afterward, will change significantly over the next few years. Accordingly, we will be more dependent on our generics business and increasingly subject to market and regulatory factors affecting generic pharmaceuticals worldwide.

If the Actavis Generics acquisition is consummated, we will incur a substantial amount of debt to finance the aggregate cash consideration portion and certain other amounts to be paid in connection with the acquisition, which will increase our expenses and could adversely affect our business, including by restricting our ability to engage in additional transactions or incur additional indebtedness or resulting in a downgrade or other adverse action with respect to our credit rating.

In connection with the Actavis Generics acquisition, we expect that one or more of our subsidiaries will borrow approximately $27 billion through various debt financings that we will guarantee. Following the completion of the acquisition, on a pro forma basis, giving effect to the incurrence of debt, our consolidated debt would have been approximately $37 billion as of December 31, 2015. As a result, our borrowing costs will increase significantly.

This substantial level of debt could have important consequences to our business, including, but not limited to:

•	reducing the benefits we expect to receive from the Actavis Generics acquisition;

•	making it more difficult for us to satisfy our obligations;

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing;

•	increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage as compared to our competitors, to the extent that they are not as highly leveraged; and

•	restricting us from pursuing certain business opportunities.

Our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings at any time will reflect each rating organization’s then opinion of our financial strength, operating performance and ability to meet our debt obligations. Following the announcement of the Actavis Generics acquisition, Standard and Poor’s Financial Services LLC and Moody’s Investor Service, Inc. downgraded our ratings to BBB+ and Baa1, respectively, and expect to further downgrade our ratings in connection with the consummation of the acquisition to BBB and Baa2, respectively. Any reduction in our credit ratings may limit our ability to borrow at interest rates consistent with the interest rates that have been available to us prior to the acquisition. If our credit ratings are downgraded or put on watch for a potential downgrade, we may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if our current credit ratings are maintained.

We expect that, for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than prior to the closing. This reduced amount of cash could adversely affect our ability to grow.

We are expected to have, for a period of time following the consummation of the Actavis Generics acquisition, significantly less cash and cash equivalents on hand than the approximately $6.9 billion of cash and cash equivalents we had as of December 31, 2015. Although our management believes that it will have access to cash sufficient to meet our business objectives and capital needs, the lessened availability of cash and cash equivalents for a period of time following the consummation of the Actavis Generics acquisition could constrain our ability to grow our business. Our more leveraged financial position following the Actavis Generics acquisition could also make us vulnerable to general economic downturns and industry conditions, and place us at a competitive disadvantage relative to our competitors that have more cash at their disposal. In the event that we do not have adequate capital to maintain or develop our business, additional capital may not be available to us on a timely basis, on favorable terms, or at all.

We may be subject to material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters.

We are required to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption laws in other jurisdictions around the world where we do business. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities in recent years. Actions by our employees, or by third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business (including our business practices currently under investigation, as described below) may expose us to liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition or results of operations.

For several years, we have been conducting a voluntary worldwide investigation into business practices that may have implications under the FCPA. We have engaged outside counsel to assist in the investigation, which was prompted by the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the FCPA in certain countries. We have provided, and will continue to provide, documents and other information to the SEC and the DOJ, and are cooperating with these agencies in their investigations of these matters. In the course of our investigation, which is substantially complete, we have identified certain business practices and transactions in Russia, certain European countries, certain Latin American countries and other countries in which we conduct business, which likely constitute violations of the FCPA and/or local law. In connection with our investigation, we have also become aware that affiliates in certain countries under investigation provided to local authorities inaccurate or altered information relating to marketing or promotional practices. We have brought and continue to bring these issues to the attention of the SEC and the DOJ.

Although our internal investigation is substantially complete, additional issues or facts could become known to management as the investigation continues, which may expand the scope or severity of the potential violations and/or extend to additional jurisdictions. Our investigation is expected to be completed in 2016, but may continue beyond that date.

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

Investments in our pipeline of specialty and other products may not achieve expected results.

We must invest significant resources to develop specialty medicines (including our strategic focus on developing new therapeutic entities, as well as the development of complex generics), both through our own efforts and through collaborations and in-licensing or acquisition of products from or with third parties. In particular, in light of the expiration of our patents covering the 20mg/mL version of our leading specialty medicine, Copaxone®, and patent challenges and expirations facing certain of our other specialty medicines, we have increased our investments in the acquisition and development of products to build our specialty pipeline, including through our recent acquisitions and in-licensing of Auspex Pharmaceuticals, Inc., Eagle Pharmaceuticals, Inc. and Labrys Biologics, Inc.

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

Because of the amounts required to be invested in augmenting our pipeline of specialty and other products, we are also reliant on partnerships and joint ventures with third parties, and consequently face the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals. There is a trend in the specialty pharmaceutical industry of seeking to “outsource” drug development by acquiring companies with promising drug candidates, and we face substantial competition from historically innovative companies for such acquisition targets.

We may not be able to find or successfully bid for suitable acquisition targets or licensing opportunities, or consummate and integrate future acquisitions.

As a key part of our strategy, we continue to evaluate or pursue potential acquisitions, collaborations and licenses, among other transactions. Our reliance on acquisitions and other transactions as sources of new specialty and other products, or a means of growth, involves risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify transactions that would enable us to execute our business strategy.

•	Competition in the pharmaceutical industry for target companies and development programs has intensified and has resulted in decreased availability of, or increased prices for, suitable transactions.

•	We may not be able to obtain necessary regulatory approvals, including those of competition authorities, and as a result, or for other reasons, we may fail to consummate an announced acquisition.

•

The negotiation of additional transactions may divert management’s attention from our existing business operations, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

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

In recent years, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. We have been subject to increasing scrutiny of our manufacturing operations, and in previous years several of our facilities have been the subject of significant regulatory actions requiring substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. These regulatory actions also adversely affected our ability to supply various products worldwide and to obtain new product approvals at such facilities. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

Following the completion of the Actavis Generics acquisition, our manufacturing network will increase substantially. If we determine that any of the new facilities have quality or environmental issues, we could experience production or supply disruptions or be required to expend unanticipated costs on remediation and repairs. In addition, any delays in product transfers between our existing facilities and the newly-acquired sites may result in such disruptions.

Our patent settlement agreements, which are important to our business, face increased government scrutiny in both the U.S. and Europe, and may expose us to significant damages.

We have been involved in numerous litigations involving challenges to the validity or enforceability of listed patents (including our own), and therefore settling patent litigations has been and is likely to continue to be an important part of our business. Parties to such settlement agreements in the U.S., including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the DOJ for review. The FTC has publicly stated that, in its view, some of the brand-generic settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies, including us, that have entered into such agreements. Accordingly, we may receive formal or informal requests from the FTC for information about a particular settlement agreement, and there is a risk that the FTC, or others, such as customers, may commence an action against us alleging violations of the antitrust laws.

Such settlement agreements may further expose us to claims by purchasers of the products for unlawfully inhibiting competition. We are currently defendants in private antitrust actions involving numerous settlement agreements.

Similarly, the European Commission (“EU Commission”) has placed our European operations, as well as those of several brand and generic companies, under intense scrutiny in connection with its inquiry into possible anticompetitive conditions in the European pharmaceutical sector. The EU Commission has initiated proceedings against us in connection with one settlement agreement, and is investigating another agreement. Although we have argued that those agreements did not restrict competition, the EU Commission may rule against us, possibly imposing fines. It is also possible that the EU Commission would open investigations relating to subsequent agreements we have entered into. More generally, there is a risk that the increased scrutiny of the European pharmaceutical sector may lead to changes in the regulation of our business that would have an adverse impact on our results of operations in Europe. See “Competition Matters” in note 13 to our consolidated financial statements.

Because we have substantial international operations, our sales and profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

In 2015, approximately 43% of our revenues came from sales outside the United States. As a result, we are subject to significant foreign currency risks, including repatriation restrictions in certain countries, and may face heightened risks as we enter new markets. An increasing proportion of our sales, particularly in Latin America (including Venezuela), Central and Eastern European countries and Asia, are recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. In 2015, foreign exchange fluctuations negatively affected our revenues by approximately $1.3 billion and our operating income by $95 million. We may also be exposed to credit risks in some of these markets. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

For example, our net monetary assets in Venezuela, which suffers from hyperinflation, totaled $487 million at December 31, 2015. As a result, if there is a devaluation of the Venezuelan currency or if our use of the preferential CENCOEX rate in our financial statements can no longer be supported, we would incur an impairment charge and our financial results, including our operating results and cash flow, would be adversely affected. See “Operating and Financial Review and Prospects—Impact of Currency Fluctuations on Results of Operations.”

In particular, although the majority of our net sales and operating costs is recorded in, or linked to, the U.S. dollar, our reporting currency, in 2015 we recorded sales and expenses in various other currencies. Approximately 56% of our operating costs in 2015 were incurred in currencies other than the U.S. dollar, particularly in euros, Israeli shekels, Hungarian forints, Canadian dollars, Japanese yen and the British pound. As a result, fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

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

We are currently engaged in lawsuits challenging the validity and/or enforceability of the U.S. patents covering Copaxone® 40 mg/mL, Treanda® and Amrix®. For example, Treanda® faces numerous patent challenges, and if we are unable to enforce our patents, which expire between 2026 and 2031, generic competition could commence as early as May 2016. While we intend to defend the validity of these patents vigorously, and will seek to prevent their infringement, such efforts are expensive and time-consuming. Due to the nature of litigation, there can be no assurance that such efforts will be successful. Our ability to enforce our patents also depends on the laws of individual countries and each country’s practices regarding the enforcement of intellectual property rights. The loss of patent protection or regulatory exclusivity on these or other specialty medicines could materially impact our business, results of operations, financial conditions or prospects.

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

Significant developments that may adversely affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act of 2010, and (ii) trends in the practices of managed care groups and institutional and governmental purchasers, including the impact of consolidation of our customers. Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Healthcare reform legislation has increased the number of patients who have insurance coverage for our products, but provisions such as the assessment of a branded pharmaceutical manufacturer fee and an increase in the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on us. It is uncertain how current and future reforms in these areas will influence the future of our business operations and financial condition.

In addition, “tender systems” for generic pharmaceuticals have been implemented (by both public and private entities) in a number of significant markets in which we operate, including Germany and Russia, in an effort to lower prices. Under such tender systems, manufacturers submit bids that establish prices for generic pharmaceutical products. These measures impact marketing practices and reimbursement of drugs and may further increase pressure on reimbursement margins. Certain other countries may consider the implementation of a tender system. Failing to win tenders or our withdrawal from participating in tenders, or the implementation of similar systems in other markets leading to further price declines, could have a material adverse effect on our business, financial position and results of operations.

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

We operate around the world in complex legal and regulatory environments, and any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings. As those rules and regulations change or as interpretations of those rules and regulations evolve, our prior conduct or that of companies we have acquired may be called into question. In the United States, we are currently responding to federal investigations into our marketing practices with regard to several of our specialty pharmaceutical products, which could result in civil litigation brought on behalf of the federal government. Responding to such investigations is costly and involves a significant diversion of management’s attention. Such proceedings are unpredictable and may develop over lengthy periods of time. Future settlements may involve large cash penalties. In addition, government authorities have significant leverage to persuade pharmaceutical companies to enter into corporate integrity agreements, which can be expensive and disruptive to operations. See “Government Investigations and Litigation Relating to Pricing and Marketing” in note 13 to our consolidated financial statements.

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

Our products are either manufactured at our own facilities or obtained through supply agreements with third parties. Many of our products are the result of complex manufacturing processes, and some require highly specialized raw materials. For some of our key raw materials, we have only a single, external source of supply, and alternate sources of supply may not be readily available. For example, we purchase raw materials for most of our oral contraceptive products, which make up a substantial portion of our women’s health business, exclusively or primarily from the same external source. If our supply of certain raw materials or finished products is interrupted from time to time, or proves insufficient to meet demand, our results of operations could be adversely impacted. Moreover, as we streamline our production capacity, particularly following the Actavis Generics acquisition, we may become more dependent on certain plants and operations for our supply.

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

We face intense competition in our specialty pharmaceutical business. Many of our competitors are larger and/or have substantially longer experience in the development, acquisition and marketing of branded, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we must demonstrate to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise better established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

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

A significant portion of our sales are made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2015 accounted for 20% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products.

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

Our ability to introduce new products depends in large part upon the success of our challenges to patent rights held by third parties or our ability to develop non-infringing products. Based upon a variety of legal and commercial factors, we may elect to sell a generic product even though patent litigation is still pending, either before any court decision is rendered or while an appeal of a lower court decision is pending. The outcome of such patent litigation could, in certain cases, materially adversely affect our business. For example, we launched a generic version of Protonix® (pantoprazole), despite pending litigation with the company that sells the brand versions, which we eventually settled for $1.6 billion.

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

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. As our portfolio of available products expands, particularly with new specialty products, we may experience increases in product liability claims asserted against us. The potential for product liability claims may increase further upon the implementation of proposed regulations in the U.S. that would permit companies to change the labeling of their generic products.

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

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes. A number of state attorneys general and others have filed lawsuits alleging that we and other pharmaceutical companies reported inflated average wholesale prices, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Such allegations could, if proven or settled, result in additional monetary penalties (beyond the lawsuits we have already settled) and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of governmental investigations regarding drug reimbursement or pricing issues. See “Government Investigations and Litigation Relating to Pricing and Marketing” in note 13 to our consolidated financial statements.

The large amount of long lived assets recorded on our balance sheet is expected to significantly increase and may continue to lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets, goodwill and property, plant and equipment, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill, identifiable intangible assets and property, plant and equipment on our consolidated balance sheet has increased approximately 31% in the past five years to $33.2 billion mainly as a result of our acquisitions, and is expected to significantly increase further following consummation of the Actavis Generics and other future acquisitions. For example, in 2015 we recorded impairment charges on long-lived assets of $361 million. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

The base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”), may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. It is hard to predict how the principles and recommendations developed by the OECD in the BEPS project will translate into specific national laws, and therefore we cannot predict at this stage the magnitude of the effect of such rules on our financial results.

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

Any of the following could have a material effect on our overall effective tax rate:

•	some government programs may be discontinued, or the applicable tax rates may increase (such was the case when certain Israeli tax benefits were discontinued in 2014);

•	we may be unable to meet the requirements for continuing to qualify for some programs;

•	these programs and tax benefits may be unavailable at their current levels;

•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; or

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

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

Introduction

Teva Pharmaceutical Industries Limited is a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty medicines. We operate in pharmaceutical markets worldwide, with a significant presence in the United States, Europe and other markets. As a world leading pharmaceutical company, we are strategically positioned to benefit from ongoing changes in the global healthcare environment.

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

•

Specialty medicines, which include several franchises, most significantly our core therapeutic areas of CNS medicines such as Copaxone®, Azilect®, Nuvigil® and Zecuity® and of respiratory medicines such as ProAir® HFA and QVAR®. Our specialty medicines segment includes other therapeutic areas, such as oncology medicines, including Treanda®, women’s health and selected other areas.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our over-the-counter (“OTC”) consumer healthcare joint venture with P&G.

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

We believe that our dedicated leadership and employees, world-leading generics expertise and portfolio, focused specialty portfolio, global reach, robust R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics. Our global strengths include the following:

•	As the world’s leading generic medicines manufacturer, with a global portfolio of more than 1,000 molecules, we provide medicines that treat millions of patients every day, around the world.

•	Our generics business is ranked in leading positions in the United States and Europe. We also have a significant presence in Canada and Japan and a growing presence in Russia.

•	Our broad portfolio of generic products covers almost every major therapeutic area.

•

Our extensive technological capabilities enable us to provide a wide array of generic products, in a variety of dosage forms, including oral solid doses, injectables, inhalations and other delivery devices.

•	We are one of the world’s leading manufacturers of APIs, with operations around the globe. We produce APIs not only for our own use but also for other pharmaceutical companies.

•	Our generics business is poised to grow significantly through our pending acquisition of Actavis Generics.

•	We are a recognized leader in innovative and specialty pharmaceuticals, from drug development and delivery to monitoring and patient support services.

•

In specialty pharmaceuticals, we have a leading presence in central nervous system (“CNS”) and a significant presence in respiratory, which is supported by a strong pipeline of innovative products in these therapeutic areas.

•	We have a strong commercial presence in certain other therapeutic areas, including oncology and women’s health.

•	We are leveraging our strength in generic and specialty R&D, our scalable production network, market access and knowledge to create opportunities for further sustainable growth.

•	We have a global OTC business, primarily through our joint venture with P&G, combining our production capabilities and market reach with P&G’s marketing expertise and expansive global platform.

In 2015, 49% of our revenues were generated from generic medicines, including APIs sold to third parties, and 42% of our revenues were generated from specialty medicines.

In 2015, we generated 51% of our generic revenues in the United States, 28% in Europe (which for the purpose of this report includes all European Union (“EU”) member states, Norway, Switzerland, Albania and the countries of former Yugoslavia) and 21% in our ROW markets (primarily Japan, Canada, Venezuela and Russia).

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

Strategy

In 2014, we began a process of re-defining and re-focusing our business strategy to better leverage our strengths and differentiate ourselves in the pharmaceutical market. We seek to capitalize on our advantages—including the largest generic medicines business in the world, a focused specialty business, a unique OTC business and our robust R&D and API capabilities—to provide patients with integrated, outcome-focused solutions. Underlying our strategy is our heightened focus on profitable and sustainable business.

The key elements of our strategy consist of the following:

•

Solidifying our foundation and driving organic growth. We have solidified, and continue to strengthen, the core foundations of our generics and specialty businesses to create additional value from our existing operations. We implemented organizational and leadership changes, such as the creation of the Global Generics Medicines group, designed to achieve global integration and improve focus and effectiveness. We continue to drive organic growth and improve profitability in our generics business.

•

Transforming our generics business. Upon consummation of our acquisition of Actavis Generics, the Actavis Generics portfolio and pipeline, combined with our strong existing generics portfolio, will further enhance our goals of delivering the highest quality generic medicines at competitive prices. The combined generic business will have a commercial presence across 100 markets, including a top three leadership position in over 40 markets.

•

Focusing on key growth markets. While we currently operate in numerous markets throughout the world, we intend to concentrate our efforts on a smaller number of growth markets where we believe we can establish or expand leadership positions. We are exploring both organic and inorganic initiatives to achieve leadership in these markets, including, for example, our pending acquisition of Rimsa, a leading pharmaceutical company in Mexico.

•

Maintaining Copaxone® and other key specialty products. We enhanced our multiple sclerosis (“MS”) franchise through the introduction of our three-times-a-week Copaxone® 40 mg/mL product in the United States, Europe and other countries in 2015. We also enhanced our oncology portfolio with the FDA’s approval in December 2015 of Bendeka™ (bendamustine hydrochloride), which complements our Treanda® franchise. For many of our other specialty products, we are expanding into new markets, improving the products and taking further steps to protect the franchise while creating value for patients and payors.

•

Solidifying leadership positions in our core therapeutic areas. Our focus is on our core therapeutic areas of CNS (including MS, neurodegenerative diseases, movement disorders and pain care) and respiratory (including asthma and chronic obstructive pulmonary disease), where we seek to establish leadership positions. In the past year, we have taken significant steps, both internally and by pursuing business development initiatives, to significantly solidify our position in our core therapeutic areas, specifically with the acquisitions of Labrys and Auspex.

•

Pursuing strategic business development initiatives. We continue to pursue business development initiatives across all our activities. As part of these initiatives, we will continue to evaluate opportunities for joint ventures, collaborations and other activities that support our strategy.

Transaction highlights

•

Japanese business venture: On November 30, 2015, we agreed with Takeda Pharmaceutical Company Limited (“Takeda”) to form a new business venture for generic medicines in Japan, in which Teva will have a 51% stake and Takeda will have 49%. The venture will combine Takeda’s leading brand reputation and strong distribution presence in Japan and Teva’s expertise in supply chain, operational network and infrastructure and R&D. Subject to regulatory approval, the venture is expected to begin operations in the second quarter of 2016.

•

Rimsa acquisition: On October 1, 2015, we entered into a definitive agreement to acquire Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a leading pharmaceutical company in Mexico, along with its portfolio of products, companies, intellectual property, assets and pharmaceutical patents, for an aggregate of $2.3 billion, in a cash free, debt free set of transactions. This acquisition is expected to add a portfolio of patent-protected drugs to our business in Latin America. Subject to satisfaction of the closing conditions, we expect the acquisition to close in the first quarter of 2016.

•

Actavis Generics acquisition: On July 27, 2015, we announced that we entered into a definitive agreement with Allergan plc to acquire Actavis Generics. We will pay consideration of $33.75 billion in cash and approximately 100 million Teva shares. Closing of the transaction is subject to certain conditions, including relevant regulatory approvals. We continue to work toward satisfying all conditions in order to close by the end of the first quarter of 2016; however, it is possible that closing may be slightly delayed.

Upon consummation of the acquisition, Teva and Allergan will enter into a stockholders agreement, which will impose certain restrictions on Allergan, including prohibiting transfers of the Teva shares during a 12-month lockup period or to certain competitors of Teva and activist investors, as well as to customary standstill limitations. Allergan will agree to vote its Teva shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Teva’s board of directors and in favor of persons nominated and recommended to serve as directors by Teva’s board of directors. Allergan will be entitled to customary demand and piggy-back registration rights.

•

Auspex acquisition: In May 2015, we acquired Auspex Pharmaceuticals, Inc. (“Auspex”), an innovative biopharmaceutical company specializing in applying deuterium chemistry to known molecules to create novel therapies with improved safety and efficacy profiles, for net cash consideration of $3.3 billion. Auspex’s lead investigational product, SD-809 (deutetrabenazine), which leverages Auspex’s deuterium technology platform, is being developed for the potential treatment of chorea associated with Huntington’s disease, tardive dyskinesia and Tourette syndrome.

•

Eagle license: In February 2015, we entered into an exclusive license agreement with Eagle Pharmaceuticals, Inc. (“Eagle”) for Eagle’s EP-3102, a bendamustine hydrochloride rapid infusion product. In December 2015, the FDA approved the product, Bendeka™ (bendamustine hydrochloride), an injection for the treatment of patients with chronic lymphocytic leukemia (CLL) and for the treatment of patients with indolent B-cell non-Hodgkin lymphoma (NHL) that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. Teva is responsible for all U.S. commercial activities for the product including promotion and distribution. Bendeka™ became commercially available in January 2016. Eagle received an upfront cash payment of $30 million, a first milestone payment of $15 million and may receive up to $65 million in additional milestone payments as well as royalties on net sales.

•

Other transactions: During 2015, we acquired stakes in Gecko Health Innovations, Inc., Immuneering Corporation and Microchips Biotech, Inc. for an aggregate of approximately $102 million and certain contingent payments.

Our Segments

Generic Medicines

Generic medicines are the chemical and therapeutic equivalents of originator medicines and are typically more affordable in comparison to the originator’s product. Generics are required to meet similar governmental regulations as their brand-name equivalents offered or sold by the originator, such as those relating to manufacturing processes and health authorities’ inspections, and must receive regulatory approval prior to their sale in any given country. Generic medicines may be manufactured and marketed if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged or otherwise circumvented.

We develop, manufacture and sell generic medicines in a variety of dosage forms, including tablets, capsules, injectables, inhalants, liquids, ointments and creams. We offer a broad range of basic chemical entities, as well as specialized product families such as sterile products, hormones, narcotics, high-potency drugs and cytotoxic substances, in both parenteral and solid dosage forms.

Sales of generic medicines have benefitted from increasing awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging generic substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of brand-name pharmaceuticals with generic products as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. Further, in countries as diverse as France, Japan and Brazil, governments have issued regulations designed to increase generic penetration. These conditions also result in intense competition in the generic market, with generic companies competing for advantage based on pricing, time to market, reputation, customer service and breadth of product line. We believe that these factors, together with an aging population, an increase in global spending on healthcare, economic pressure on governments to provide less expensive healthcare solutions, legislative and regulatory reforms and a shift of decision-making power to payors, will lead to continued expansion in the global generic market, as well as increased competition in this market.

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

Our position in the generics market is supported by our global R&D function, as well as our API R&D and manufacturing activities, which provide significant vertical integration for our own products.

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

Below is a description of our generic medicines business by the main geographic areas in which we operate.

United States

We are the leading generic drug company in the United States. We market approximately 370 generic products in more than 1,100 dosage strengths and packaging sizes, including oral, injectable and inhaled products. We believe that the breadth of our product portfolio provides us with a strategic advantage, particularly as consolidation continues among purchasers, including large drugstore chains, wholesaling organizations and buying groups. Our growth strategy focuses on a portfolio of products that will provide added value to our customers, payors and patients, utilizing new and advanced technologies.

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

In most other markets in which we operate, we use an integrated and comprehensive marketing model, offering a range of generic, specialty and OTC products.

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

Despite their diversity and highly fragmented nature, the European markets share many characteristics that allow us to leverage our pan-European presence and broad portfolio. Global customers are crucial partners in our generic business and are expanding across Europe, although customer consolidation is lower than it is in the U.S. market. Teva is one of few companies with a pan-European footprint. Most competitors focus on a select few markets or business lines.

Our strategy for generics medicines in Europe is to seek sustainable and profitable growth by differentiated investment levels in different countries. While building on our global knowledge and resources, we are able to understand and adapt to the local needs of our patients, customers and payors. In parallel, we are continuously enhancing the efficiency of our operations by selectively investing in markets, optimizing our existing portfolio and pricing, and rigorously controlling cost. We closely monitor the disciplined execution of our strategy to further increase the value realized by our European generic business while maintaining our market leadership position in key countries.

The European market continues to be ever more competitive, especially in terms of pricing, higher quality standards, customer service and portfolio relevance. Our leadership position provides us a solid base to be reliable partners to fulfill the needs of patients, physicians, pharmacies, customers and payors.

Key markets highlights

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

In the United Kingdom, we are the largest supplier by volume to the National Health Service, supplying one in every six prescriptions dispensed, focusing on major retail chains as well as independent pharmacies.

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

In Switzerland we are the largest supplier in the generics market. We offer a comprehensive portfolio and own the leading brand in the generic retail segment. Generic penetration is relatively low in Switzerland, and the generic market is concentrated with the top two suppliers holding about 70% of the market share. Pricing measures of the government for originator products are increasing the pressure on prices also for generic pharmaceuticals. We aim to further strengthen our leadership in the generic market as well as to maintain our position as the second largest supplier in the overall retail pharmaceutical market, by leveraging our brand power, using quality and service as competitive advantage, being the preferred partner in the generic market and promoting generic substitution in pharmacies.

In France, we continue to see strong pricing pressures and increased generic penetration due to government measures. We are focused on a selective approach to generate sustainable and profitable business that is customer centered.

The market in Spain was characterized in 2015 by further government pricing and reimbursement reforms which increased generic utilization. Our strategy in Spain is to compete for sustainable and profitable business in this market.

Rest of the World Markets

Our ROW markets include all countries other than the United States and those included under Europe. Our key ROW markets are Japan, Canada, Venezuela and Russia. The countries in this category range from highly regulated, pure generic markets such as Canada, to hybrid markets such as Japan and Brazil, to branded generics markets such as certain Commonwealth of Independent States (CIS) and Latin American markets. Russia is characterized by rapid growth and relatively high sales of branded generics and OTC products. Some countries such as Canada and Israel have higher generic penetration rates and therefore lower growth rates.

Our ROW strategy is to be selective as to where we do business, focusing on the countries and segments where we can achieve a significant position. Over time and with the right opportunities, we intend to expand our presence in markets such as China, Brazil and India and significantly enhance our existing presence in other high growth markets such as Russia, Mexico, South Korea, Australia and Turkey. In other markets, we will optimize our existing assets and minimize or divest our generic operations.

Key markets highlights

In November 2015, we signed an agreement with Takeda to form a business venture to provide generic medicines in Japan. Teva will have a 51% stake and Takeda will have 49% in the business venture. Subject to regulatory approval, the venture is expected to commence operations in the second quarter of 2016.

Japan is one of the largest pharmaceutical markets in the world and one of the fastest growing large generics markets in the world. The generic market is expected to continue growing in the next several years due to government incentive programs targeted at both physicians and dispensing channels, and due to patent expirations of major drugs.

The Japanese pharmaceutical market is transforming from a branded generics market, driven by physicians’ choice of brands, to a pharmacy substitution market with an increased proportion of generic prescriptions. In addition, pharmacy chains are slowly emerging, which we expect will also drive increased generic penetration. We continue to establish strategic partnerships with key national and regional wholesalers in order to ensure distribution to all customer segments.

In Canada, we are one of the two leading generic pharmaceutical companies in terms of prescriptions and sales, offering a broad portfolio of medicines.

We market generic products to retail chains, retail buying groups and independent pharmacies, reaching approximately 8,800 outlets across Canada. We continue to see consolidation of independent retail pharmacies and increased expansion of retail chains and buying groups: the top five retail chains in Canada now represent approximately half the market (in terms of value). These larger corporate retailers work closely with selected suppliers, listing products as part of a chain-wide formulary. We continue to experience increased government pressure on pricing. Customers look to generic suppliers to timely launch cost effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

In Canada, the competitive landscape continues to intensify with the increasing presence of multinational companies. The top five manufacturers satisfy approximately 80% of the Canadian demand for generic pharmaceuticals. In addition, the major branded pharmaceutical companies have intensified their efforts to compete with the generic players, and are now offering incentives to patients and customers to offset generic cost savings. In addition, several of our customers continue to intensify their efforts to provide private label products, which may compete with our products.

We operate in Venezuela, with a comprehensive product portfolio in a wide range of therapeutic areas. Our products are mainly marketed as generic and branded generics medicines.

In Russia, which is primarily a branded generic market, we market a diverse portfolio of products. We are currently one of the largest pharmaceutical companies in Russia, playing a role in the commercial, retail, hospital and state funded segments.

The Russian government seeks to increase the share of domestically produced pharmaceutical products by implementing a policy to encourage local production to meet state and local needs. We established a manufacturing facility in Yaroslavl, Russia in 2015 to take advantage of this policy, and we expect this facility to become fully operational during 2016.

Specialty Medicines

Our specialty medicines business, which is focused on delivering innovative solutions to patients and providers via medicines, devices and services in key regions and markets around the world, includes our core therapeutic areas of CNS (with a strong emphasis on MS, neurodegenerative disorders, movement disorders and pain care) and respiratory medicines (with a focus on asthma and chronic obstructive pulmonary disease). We also have specialty products in oncology, women’s health and selected other areas.

Our specialty medicines business faces intense competition from both specialty and generic pharmaceutical companies. We believe that our primary competitive advantages include our commercial marketing teams, global R&D function, the body of scientific evidence substantiating the safety and efficacy of our various medicines, our patient-centric solutions, physician and patient experience with our medicines, and our medical capabilities, which are tailored to our product offerings and to our market and stakeholders’ needs.

Our specialty medicines organization focuses on our key therapeutic areas and selected local opportunities, with medical and sales and marketing professionals within each area who seek to address the needs of patients and healthcare professionals. We tailor our patient support, payor relations and medical affairs activities to the distinct characteristics of each therapeutic area and medicine.

Our U.S. specialty medicines revenues in 2015 amounted to $6.4 billion, comprising the most significant part of our specialty business. Our European specialty medicines revenues in 2015 amounted to $1.5 billion and in ROW amounted to $378 million. Our specialty presence in ROW markets is mainly built on our CNS franchise, with gradual development in other therapeutic areas closely related to our branded generics portfolios in those countries. In Europe and in ROW markets, we leverage existing synergies with our generics and OTC businesses through integrated in-market structures.

We have built a specialized capability to help patients adhere to their treatments, improve patient outcomes, and in certain markets, to ensure timely delivery of medicines and assist in securing reimbursement. These programs, known as “Patient Support Programs,” reflect the importance we place on supporting patients and are a critical part of our success. While originally focused on supporting MS patients in the United States, we have expanded this capability to other regions and therapeutic areas. Teva currently operates Patient Support Programs in 30 countries around the world in multiple therapeutic areas. We believe that we can provide a range of services and solutions appropriately tailored to meet the needs of patients according to their specific condition and local market requirements. We believe this capability provides us with an important competitive advantage in the specialty medicines market.

Below is a description of our key therapeutic areas, products and pipeline.

Central Nervous System—Medicines

Our CNS portfolio, one of our two core therapeutic areas, includes Copaxone® for the treatment of relapsing forms of multiple sclerosis, Azilect® for the treatment of the symptoms of Parkinson’s disease and Nuvigil® for the treatment of sleep disorders, as well as several novel therapies for the treatment of pain care, including Fentora®, Amrix® and Zecuity®.

Copaxone® (glatiramer acetate injection 20 mg/mL and 40 mg/mL) is the leading multiple sclerosis therapy in the United States and worldwide. Copaxone® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis (“RRMS”), including in patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

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

Copaxone®, the first non-interferon immunomodulator approved for the treatment of RRMS, is believed to have a unique mechanism of action that works with the immune system, unlike many therapies that are believed to rely on general immune suppression or cell sequestration to exert their effect. Copaxone® provides a proven mix of efficacy, safety and tolerability.

In November 2015, Copaxone® 20 mg/mL was launched in Japan, pursuant to an agreement with Takeda to market this product in Japan.

Our U.S. Orange Book patents covering Copaxone® 20 mg/mL expired in May 2014. Our patents on Copaxone® 20 mg/mL expired in May 2015 in most of the rest of the world.

Accordingly, a key part of our strategy has been the introduction of Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS, which was launched in the United States in January 2014. This formulation allows for a less frequent dosing regimen administered subcutaneously for patients with relapsing forms of MS. In December 2014, we received European Medicines Agency (“EMA”) approval in a decentralized procedure for Copaxone® 40 mg/mL in Europe. To date, we have launched Copaxone® 40mg/mL in 14 European countries, with another six to eight European launches planned for early 2016. We received regulatory approval for Copaxone® 40 mg/mL in Russia in October 2015. We are in discussions with the marketing authorities in Australia and other markets globally, with approvals expected starting in early 2016. We expect to receive marketing approvals in other ROW markets during 2016.

Copaxone® 40 mg/mL is protected by three U.S. Orange Book patents that expire in 2030, which are being challenged in paragraph IV litigation and in patent office proceedings in the United States, and a fourth U.S. Orange Book patent expiring in 2030 that was issued in October 2015 and is also being challenged in paragraph IV litigation, but not in patent office proceedings. It is also protected by one European patent expiring in 2030, the validity of which was confirmed by the European Patent Office in December 2015, which rejected all invalidity claims.

Since the launch of Copaxone® 40 mg/mL three times a week in the United States, over 78% of the total U.S. Copaxone® prescriptions are now filled with the 40 mg/mL version. This was driven by patient and physician choice of the 40 mg/mL version supported by payor access and patient support activities.

Copaxone® accounted for $4.0 billion (including $3.2 billion in the U.S.), or 20% of our revenues in 2015, and contributed a significantly higher percentage to our profits and cash flow from operations during such period.

The market for MS treatments continues to change as a result of new and emerging therapies as well as a generic version of Copaxone® 20 mg/mL. In particular, the increasing number of oral treatments, such as Tecfidera® by Biogen, Gilenya® by Novartis, and Aubagio® by Genzyme, continue to present significant and increasing competition. In June 2015, Sandoz launched its generic version of Copaxone® 20 mg/mL, GlatopaTM, in the United States. Copaxone® also continues to face competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia® and Rebif®, as well as from the two monoclonal antibodies Tysabri® and Lemtrada®.

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

We exclusively market Azilect® in the United States, but expect generic competition commencing in early 2017. In Europe, we shared marketing rights with Lundbeck until the end of 2015, when the initial period of our agreement with Lundbeck ended and all marketing rights reverted to us. Data exclusivity protection for Azilect® in the EU expired in 2015. In 2014, we signed an agreement with Takeda to market this product in Japan.

Azilect®’s competitors include both specialty and generic versions of the newer non-ergot dopamine agonists class, including Mirapex® /Sifrol® (pramipexole), Requip® (ropinirole) and Neupro® (rotigotine), which are indicated for all stages of Parkinson’s disease, as well as Comtan®, a COMT inhibitor, indicated only for adjunct therapy in moderate to advanced stages of the disease. Since November 2015, a number of generic products that compete with Azilect® have launched, or are in the process of launching, throughout Europe.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy and certain other disorders.

Several products, including methylphenidate products, compete with Nuvigil®.

Nuvigil® is protected by several patents, with a pediatric extension. In 2012, we reached an agreement with Mylan Pharmaceuticals, providing Mylan the ability to sell its generic version of Nuvigil® in the United States beginning in June 2016, or earlier under certain circumstances. We have entered into other agreements to permit the other generic filers to enter the market under license 180 days after Mylan’s entry.

Fentora®/Effentora® (fentanyl buccal tablet) is indicated for the treatment of breakthrough pain in opioid-tolerant adult patients with cancer. Fentora®/Effentora® is protected by patents expiring between 2019 and 2028.

Zecuity® is a prescription transdermal system approved by the FDA for the acute treatment of migraine with or without aura in adults. Zecuity® is a disposable, single-use, iontophoretic transdermal system that actively delivers sumatriptan, the most widely prescribed migraine medication, through the skin. Zecuity® was launched in the United States in September 2015. Zecuity® is protected by seven U.S. Orange Book listed patents, expiring between 2023 and 2030.

Our CNS portfolio also includes: Actiq® (fentanyl oral transmucosal lozenge) for the treatment of breakthrough pain in opioid-tolerant adult patients with cancer; and Amrix® (cyclobenzaprine hydrochloride extended-release capsules) in the United States, for relief of muscle spasm in acute, painful, musculoskeletal conditions.

Central Nervous System—Pipeline

Our clinical pipeline of Movement Disorders, Neurodegeneration and Multiple Sclerosis products includes:

Movement Disorders, Neurodegeneration and Multiple Sclerosis Products	Potential Indication(s)	Route of Administration	Development Phase (date entered Phase 3)
SD-809 (deutetrabenazine)	Huntington disease	Oral	Submitted in U.S. (May 2015)
	Tardive dyskinesia		3 (October 2014)
	Tourette syndrome		2
Laquinimod	Relapsing Remitting Multiple Sclerosis	Oral	3 (February 2013)
	Progressive Forms of Multiple Sclerosis		2
	Huntington disease		2
Pridopidine	Huntington disease	Oral	2

SD-809 (deutetrabenazine) is a deuterated form of a small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. SD-809 was acquired as part of the Auspex acquisition in May 2015.

SD-809 was granted Orphan Drug Designation by the FDA for the treatment of Huntington disease in November 2014. The SD-809 NDA submission for Huntington disease was accepted for filing by the FDA in August 2015 based on positive results from two Phase 3 studies (FIRST-HD and ARC-HD). In the placebo-

controlled, randomized FIRST-HD study, SD-809 reduced chorea in patients with Huntington disease. Positive top-line data from the Phase 3, open-label ARC-HD study demonstrated that patients were able to safely convert from tetrabenazine, currently the only approved Huntington treatment, to SD-809 overnight with continued control of chorea.

SD-809 is currently in clinical development for the treatment of Tardive dyskinesia and Tourette syndrome. Results from the pivotal Phase 2 clinical study “Aim to Reduce Movements in Tardive Dyskinesia” (ARM-TD) showed that the study met its primary endpoint, demonstrated a positive trend in all secondary endpoints and showed a favorable safety and tolerability profile. Phase 3 clinical development for Tardive dyskinesia is in progress and will continue through the second half of 2016. Phase 3 clinical development for Tourette syndrome is planned in 2016.

SD-809 is protected by patents expiring in 2029 in Europe and in 2031 in the United States.

Laquinimod is a once-daily, orally administered immunomodulatory compound being developed for treatment of relapsing-remitting and progressive forms of multiple sclerosis. We acquired the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide from Active Biotech, in return for an upfront payment and possible future milestone payments and royalties.

In 2011, we conducted two Phase 3 studies. In both studies the observed safety and tolerability profile of laquinimod was considered favorable. A third Phase 3 safety and efficacy trial for laquinimod (“CONCERTO”) was initiated in February 2013 in patients with relapsing-remitting multiple sclerosis, the primary endpoint of impact on disability progression.

In 2012, we submitted a Marketing Authorization Application to the EMA and a New Drug Submission to Health Canada. In January 2014, the EMA announced that the risk-benefit profile of laquinimod is not favorable. This decision was re-examined and confirmed by the EMA in May 2014. The ongoing Phase 3 CONCERTO trial, testing laquinimod versus placebo using confirmed disability progression as the primary endpoint, is intended to further address the risk-benefit profile of laquinimod. In addition, studies are ongoing to address nonclinical findings noted by the Committee for Medicinal Products for Human Use (“CHMP”) and elucidation of the molecular mechanism of action.

Further clinical studies of laquinimod in patients with progressive forms of multiple sclerosis as well as patients with Huntington disease are ongoing.

In January 2016, we discontinued the highest doses of laquinimod in all studies, after the occurrence of cardiovascular events, none of which were fatal, in eight patients using the highest doses in the CONCERTO trial and in the other ongoing study in progressive forms of multiple sclerosis. All studies are continuing with the lower- and mid-dosages.

Laquinimod is protected by patents expiring in 2019 worldwide, with potential for extensions in various markets.

Pridopidine is an oral small molecule dopamine stabilizer being developed for the symptomatic treatment of motor disorders (including Huntington disease), which we obtained from Neurosearch A/S in 2012. We initiated a Phase 2 clinical study to evaluate the safety and efficacy of pridopidine in patients with Huntington disease in February 2014, with results expected in the third quarter of 2016.

Pridopidine is protected by patents worldwide that expire in 2020.

Our clinical pipeline of migraine and pain products includes:

Migraine and Pain Products	Potential Indication(s)	Route of Administration	Development Phase (date entered Phase 3)
Vantrela ER	Pain	Oral	Submitted US (October 2014)
TV-46763 (abuse deterrent)	Pain	Oral	3 (July 2015)
TV-46139 (abuse deterrent)	Pain	Oral	2
TEV-48125 (anti CGRP)	Chronic and episodic migraine	Subcutaneous	2
TV-45070 Topical	Neuropathic pain	Topical	2

Vantrela ER (CEP-33237 Extended Release Hydrocodone) is our formulation of hydrocodone, an opioid analgesic, utilizing our OraGuard® technology, with potential abuse-deterrent properties that has been evaluated for resistance to physical manipulations, chemical extractions and multi-step chemical extractions methods. A Phase 3 study was completed in August 2011, but did not demonstrate a statistically significant difference between the hydrocodone and placebo treatment groups. A re-designed Phase 3 study demonstrated significant improvement in the treatment of patients’ chronic low back pain.

Submission of the U.S. NDA was completed in December 2014.

Vantrela ER is protected by patents in Europe that expire in 2027 and in the United States that expire in 2029.

TV-46763 and TV-46139 are two pain products with potential abuse-deterrent properties, developed using our OraGuard® technology. TV-46763 is currently in Phase 3 development for safety and efficacy evaluation, which is expected to be completed in the first half of 2016. TV-46139 is in early clinical development.

TEV-48125 (anti CGRP) is a fully humanized monoclonal antibody that binds to calcitonin gene-related peptide (CGRP). The product was obtained through the Labrys acquisition in June 2014. TEV-48125 is being developed for the prevention of chronic and high frequency episodic migraine. In the Phase 2b trial, TEV-48125 met both primary and secondary endpoints in episodic migraine, achieving highly significant reductions in mean monthly migraine days and monthly headache days relative to baseline. Phase 3 clinical development will be initiated in the first half of 2016.

TEV-48125 is protected by patents expiring in 2026 in Europe and in 2027 in the United States.

TV-45070 Topical is a small molecule intended to treat pain locally at its source through blocking of Nav1.7 and Nav1.8 sodium channels, which are found in sensory nerve endings that can increase in chronic painful conditions. TV-45070 was licensed from Xenon Pharmaceuticals Inc. in December 2012. TV-45070 has been studied in human subjects in both oral and topical forms in neuropathic and inflammatory diseases. In an early study, oral TV-45070 was shown to be effective at relieving the pain associated with the rare neuropathic pain condition, erythromelalgia. In a Phase 2 trial to evaluate effectiveness in alleviating the pain of post-herpetic neuralgia, topical TV-45070 led to significantly more meaningful reductions in pain than placebo. TV-45070 is currently in Phase 2 development for neuropathic pain.

In a recent phase 2b clinical trial, TEV-45070 demonstrated a favorable safety and tolerability profile, with no drug-related serious adverse events. However, TV-45070 did not demonstrate a statistically significant difference from placebo in efficacy endpoints associated with pain due to osteoarthritis of the knee.

TV-45070 is protected by patents in Europe that expire in 2026 and in the United States that expire in 2028.

Respiratory—Medicines

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

In 2013, we acquired MicroDose Therapeutx and its proprietary inhalation technology “tidal inhaler.” This technology allows people suffering from asthma and COPD to inhale their medication by breathing normally into the tidal inhaler device. We are developing a range of inhaled medicines for use in the tidal inhaler. See “—Respiratory—Pipeline” for more information on our tidal inhaler.

Below is a description of our main respiratory medicines:

ProAir® hydrofluoroalkane (“HFA”) inhalation aerosol with dose counter (albuterol sulfate) is indicated in patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm. In March 2012, the FDA approved the addition of a dose counter, an innovation designed to help patients, as well as their caregivers, keep track of the number of doses remaining in the inhaler. The efficacy and safety profile of albuterol, which is used by millions of patients every day around the world, is well established, while HFA is an environmentally friendly propellant. ProAir® HFA, which is marketed only in the United States, is the leading quick relief inhaler. It is protected by various patents expiring between 2017 and 2028. In June 2014, we settled a patent challenge to ProAir® HFA with Perrigo Pharmaceuticals permitting Perrigo to launch its generic product in limited quantities beginning on December 19, 2016 and without quantity limitations after June 2018.

ProAir® Respiclick® (albuterol sulfate) is indicated for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm in patients 12 years of age and older. In April 2015 ProAir® Respiclick® was approved by the FDA. ProAir® Respiclick® is the first breath actuated dry powder inhaler with Albuterol sulfate as active ingredient approved in the United States. ProAir® Respiclick® is protected by various U.S. Orange Book listed patents expiring between 2017 and 2028.

Three major brands compete with ProAir® HFA and ProAir® Respiclick® in the United States in the short-acting beta agonist market: Ventolin® HFA (albuterol) by GlaxoSmithKline, Proventil® HFA (albuterol) by Merck and Xopenex® HFA (levalbuterol) by Sunovion.

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

The actuator with dose counter used in connection with ProAir® HFA and QVAR® is protected by patents and applications expiring between December 2017 and May 2031.

Duoresp Spiromax® (budesonide/formoterol) is a combination of an inhaled corticosteroid and a long acting ß-agonist bronchodilator, and was approved for treatment of asthma and COPD in adults in the EU by the EMA in a centralized procedure. In 2014, we launched Duoresp Spiromax® in several EU countries, including Germany, the U.K. and Spain.

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

Respiratory—Pipeline

The primary area of focus of respiratory R&D is the development of differentiated respiratory therapies for patients using novel delivery systems that address unmet needs. Our novel delivery systems include:

•	An advanced breath-actuated inhaler (“BAI”) called Easi-Breathe;

•	Spiromax® / RespiClick® (US), a novel inhalation-driven multi-dose powder inhaler (“MDPI”); and

•	Tidal Inhaler (formerly Teva MicroDose), a unique nebulization device, currently being evaluated for use in early stage development programs.

Our device strategy is intended to result in “device consistency,” allowing physicians to choose the device that best matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule.

Our devices and delivery systems are protected by the following patents and applications:

•	The Easi-Breathe BAI device is protected by applications and patents expiring between June 2021 and July 2031.

•	The Spiromax® / RespiClick® (US) device is protected by patents and applications expiring between June 2021 and October 2034.

•	The Tidal Inhaler device is protected by patents and applications expiring between February 2025 and April 2036.

Our clinical pipeline of respiratory projects is described below:

Respiratory Products	Potential Indication(s)	Route of Administration	Development Phase (date entered Phase 3)
ProAir® RespiClick® US	Asthma, exercise induced bronchospasm	Oral Inhalation	Approved in U.S. in adults (March 2015). Submitted in U.S. for pediatrics (June 2015)
Reslizumab	Severe asthma with eosinophilia	Intravenous	Submitted in U.S. (March 2015), EU (June 2015)
		Subcutaneous	3 (August 2015)
Fluticasone Salmeterol Spiromax® EU	Asthma, COPD	Oral Inhalation	Submitted in EU (June 2015)
QVAR® BAI US	Asthma, COPD	Oral Inhalation	3 (December 2013)
Fluticasone Propionate MDPI US	Asthma	Oral Inhalation	3 (June 2014)
Fluticasone Salmeterol MDPI US	Asthma	Oral Inhalation	3 (June 2014)
Fluticasone Salmeterol (MDI) EU	Asthma, COPD	Oral Inhalation	1
TV-44649 (Budesonide Formoterol HFA MDI)	Asthma, COPD	Oral Inhalation	1
TV-44664 (Fluticasone Salmeterol DPI)	Asthma, COPD	Oral Inhalation	1

ProAir® RespiClick US is a dry-powder inhaler formulation of albuterol in our multi-dose powder inhaler device that is designed to be an improvement to our ProAir® product. ProAir® RespiClick was approved by the FDA in March 2015 for use in adults and adolescents (12 years of age and older) to treat asthma and exercise-induced bronchospasm. The product was accepted for filing by the FDA on September 8, 2015 for pediatric use in patients aged 4 years and older.

The ProAir® RespiClick product is protected by the device patents and applications noted above.

Reslizumab is an investigational humanized monoclonal antibody (MAb) against interleukin-5 (IL-5). IL-5 has been shown to play a crucial role in the maturation, growth and chemotaxis (movement) of eosinophils, inflammatory white blood cells implicated in a number of allergic diseases.

The reslizumab BLA submission for the intravenous product was accepted by the FDA on June 15, 2015 based on Phase 3 study results from August 2014. Study results indicated the product met the primary endpoint of reduction in the frequency of clinical asthma exacerbations compared to placebo.

The Phase 3 clinical program for the subcutaneous reslizumab product was initiated in August 2015.

Reslizumab is protected by patents in the United States that expire in 2017. We expect the product to be entitled to 10 years regulatory exclusivity in Europe and 12 years biological exclusivity in the United States, beginning on the date of approval.

Fluticasone Salmeterol Spiromax® EU is being developed per EU guidance to achieve the same clinical outcomes as Seretide® Accuhaler®. Bioequivalence has been demonstrated for the high strength product and the product was submitted to EMA in June 2015. Further clinical development for the middle strength product is planned in 2016.

The Fluticasone Salmeterol Spiromax® EU product is protected by the device patents and applications noted above.

QVAR® BAI US (beclomethasone) is an oral aerosol corticosteroid in development for the treatment of asthma for ages four years and older. The product is delivered using our advanced breath-actuated inhaler. The Phase 3 clinical program was initiated in December 2013 and is expected to be completed in mid-2016. Results from the low strength safety and efficacy study in February 2015 confirmed the primary end points were achieved. NDA submission is planned in 2016.

The QVAR® BAI product is protected by Easi-Breathe BAI device patents and applications expiring between June 2021 and June 2030. The actuator with dose counter is protected by patents and applications expiring between December 2017 and July 2030.

Fluticasone Propionate MDPI US is a new formulation of long acting corticosteroid (“LCS”) using our multi-dose powder inhaler device, with an enhanced lung delivery that is designed to allow lower doses to achieve the same clinical outcomes as Flovent® Diskus.

The Fluticasone Propionate MDPI US product is protected by the device patents and applications noted above.

Fluticasone Salmeterol MDPI US is a new formulation of LCS/LABA using our multi dose powder inhaler device, designed to achieve comparable efficacy to Advair® Diskus at lower doses.

Phase 3 clinical trial results in November 2015 demonstrated clinically relevant and greater benefit at all doses compared to placebo and vs. respective monotherapy (fluticasone propionate) in the improvement of lung function. Regulatory submission to the FDA is planned in 2016.

Fluticasone Salmeterol (MDI) EU is designed to be comparable to Advair®/Seretide® HFA, delivered in a well-established press-and-breath device. Clinical studies were completed and submission plans are in development.

TV-44649 (Budesonide Formoterol HFA MDI) is a long acting ß2-agonist and an inhaled corticosteroid combined for the treatment of asthma in patients 12 years of age and older. TV-44649 is currently in phase 1 clinical development and initiation of pivotal clinical studies to demonstrate therapeutic equivalency to Symbicort® is planned in 2016.

TV-44664 (Fluticasone Salmeterol DPI) is a long acting ß2-agonist and an inhaled corticosteroid combined for the treatment of asthma in patients 4 years of age and older. TV-44664 is currently in phase 1 clinical development and initiation of pivotal clinical studies to demonstrate therapeutic equivalency to Advair® is planned in 2016.

Oncology

Our oncology portfolio includes Treanda®, Granix®,Trisenox® and Synribo® in the United States and Lonquex®, Myocet®, Eporatio®, Tevagrastim®/Ratiograstim® and Trisenox® outside the United States.

Treanda® (bendamustine hydrochloride injection) is approved in the United States for the treatment of patients with chronic lymphocytic leukemia (“CLL”) and patients with indolent B-cell non-Hodgkin’s lymphoma (“NHL”) that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. In 2014, we launched a new, easier to use, liquid formulation of Treanda®. While we currently market the product only in the United States, we also hold rights to Treanda® in certain other countries, including Canada.

Treanda®’s competitors include combination therapies such as R-CHOP (a combination of cyclophosphamide, vincristine, doxorubicin and prednisone in combination with rituximab) and CVP-R (a combination of cyclophosphamide, vincristine and prednisolone in combination with rituximab) for the treatment of NHL, as well as a combination of fludarabine, doxorubicin and rituximab for the treatment of CLL and also newer targeted oral therapies, ibrutinib and idelilisib.

Including the previously granted six months of pediatric exclusivity, regulatory exclusivity for the NHL indication is scheduled to expire in April 2016. Orphan drug exclusivity for the CLL indication expired in March 2015. We have Orange Book patents for Treanda® expiring between 2026 and 2031.

To date, one company has filed a 505(b)(2) NDA for a liquid version of bendamustine, and 19 others have filed ANDAs for a generic version of the lyophilized form of Treanda®. All of these filings included patent challenges, which we are contesting. The 30-month stays against the ANDA filers will expire beginning in May 2016 and continuing into 2017, unless there are court decisions adverse to Teva before that date. We have reached final settlements with 11 of the 19 ANDA filers. Trial against five of the remaining ANDA filers began in December 2015.

Bendeka™ (bendamustine hydrochloride) injection was approved by the FDA in December 2015. Bendeka™ is a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we have licensed from Eagle to complement our Treanda® franchise. Bendeka™ is approved for the treatment of patients with CLL and patients with indolent B-cell NHL that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. Bendeka™ became commercially available to prescribers in January 2016.

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

Lonquex® (long-acting G-CSF) is a G-CSF with the active ingredient lipegfilgrastim, a glycoPEGylated (PEG; polyethylene glycol) filgrastim molecule. This is the first long-acting G-CSF to be approved in Europe in more than ten years and offers a new alternative in G-CSF therapy. Lonquex® was launched in November 2013 in Germany and has since been launched in 22 additional European countries. It was approved in Russia in July 2014 and is in registration in other countries around the world. Lonquex® is protected by patents expiring in 2024 in Europe, with extension to 2028 in several countries.

Competitors to Teva’s filgrastim include G-CSF products such as Neupogen® and Zarxio®, which was launched in September 2015 in the United States, and in Europe, also Zarxio/Zarzio® and Nivestim®. Several additional competing short-acting G-CSF biosimilars are expected to launch in 2016-2017 in the United States, and the first long-acting G-CSF biosimilars are also expected to begin launching in the United States in 2016.

Women’s Health

Our women’s health portfolio includes ParaGard®, Plan B One-Step® OTC/Rx (levonorgestrel), Zoely®, Seasonique® and Ovaleap®, along with a number of other products marketed in various countries.

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

ParaGard® T380 A (intrauterine copper contraceptive) is a non-hormonal intrauterine contraceptive marketed in the United States. ParaGard® provides women with a highly effective, long-term, reversible, non-hormonal contraceptive option. It is the only intrauterine contraceptive approved for up to ten years of continuous use and is more than 99% effective at preventing pregnancy. ParaGard® faces competition from oral contraceptives, as well as intrauterine devices like Mirena®, Jaydess® in Europe and Skyla® in the United States by Bayer and patches and vaginal hormonal contraceptive rings like NuvaRing® by Merck.

Other Specialty Products—Pipeline

Our clinical pipeline of other specialty products includes:

Other Specialty Products	Potential Indication(s)	Route of Administration	Development Phase (date entered Phase 3)
CEP-41750 (Mesenchymal Precursor Cell)	Chronic Heart Failure	Intracardiac Injection	3 (March 2014)
	Acute Myocardial Infarction		2
TEV-90110	HIV	Oral	1
TEV-90111			1
TEV-90112			1
TEV-90113			1

CEP-41750 (Mesenchymal Precursor Cell, Revascor®) consists of human stem cells, the immature cells that give rise to different types of mature cells that make up the organs and tissues of the human body. In December 2010, we entered into a strategic alliance with Mesoblast Ltd. to develop and commercialize Mesoblast’s mesenchymal precursor cell therapeutics for hematopoietic stem cell transplantation in cancer patients, certain central nervous system disorders and certain cardiovascular conditions, including congestive heart failure and acute myocardial infarction.

In January 2011, interim results from the ongoing multi-center Phase 2 trial of Revascor® for patients with congestive heart failure were announced. The first of two Phase 3 pivotal studies were initiated in March 2014.

CEP-41750 is protected by patents in the United States that expire in 2021 with potential for patent term extension of up to 5 years.

TEV-90110, TEV-90111, TEV-90112 and TEV-90113 are fixed dose combination products containing antiretrovirals for the treatment of HIV all of which are in Phase 1 clinical development.

Changes to Other Pipeline Projects During 2015

During 2015, the following projects underwent changes to their status due to either clinical results or reprioritization within the Teva pipeline:

•	Laquinimod for Crohn’s disease—We cancelled the development for this indication due to our therapeutic area focus.

•

Albutropin (TV-1106)—We decided to terminate the development of TV-1106 and stop all ongoing clinical activities in the area of growth hormones. Based on evolving data from ongoing and completed clinical studies, we reassessed the benefit/risk balance of TV-1106 and the likelihood of regulatory success for TV-1106. No new safety issues were identified with the administration of TV-1106.

Other Activities

Our other activities are comprised of our OTC business and other sources of revenues, which are not included in our generics and specialty segments described above.

Consumer Healthcare Joint Venture

PGT is our consumer healthcare joint venture with P&G. PGT manufactures and markets more than 200 consumer healthcare brands, including OTC medicines and vitamins, minerals and food supplements (“VMS”), in more than 70 countries around the world. Its portfolio includes leading cough and cold brand Vicks®, Germany’s leading OTC brand, ratiopharm, and other leading brands.

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

PGT is focused on expanding in the following categories:

•	Building on the Vicks® franchise and other leading multi-country respiratory brands where it has a strong presence, to increase its presence in the areas of cough, cold and nasal decongestion.

•	Leveraging our generic capabilities under brands like ratiopharm, which offers quality, affordable OTC healthcare in Germany, to broaden its portfolio and expand to new markets.

•	Expanding its vitamin, mineral and supplement product portfolio globally, in collaboration with Swisse Wellness, Australia’s market-leading wellness brand.

•	Developing the existing local brands that have market leading potential in individual or groups of countries.

Others

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in Israel and Hungary, as well as sales of medical products and other miscellaneous items.

Research and Development

Our research and development activities span the breadth of our business, including generic medicines (finished goods and API), specialty pharmaceuticals, new therapeutic entities (“NTEs”) and OTC medicines. All research and development activities, except for API, are integrated into a single unit, Teva Global R&D.

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

Our API R&D division focuses on the development of processes for the manufacturing of APIs, including intermediates, chemicals and fermentation products, for both our generic drugs and our proprietary drugs. Our facilities include four large development centers: a center in Israel focusing on synthetic products and peptides, a center in Hungary specializing in fermentation and semi-synthetic products and centers in India and Croatia, both focusing on synthetic products. Three additional smaller sites are located in Italy, Mexico and the Czech Republic for development of high-potency APIs. Our substantial investment in API R&D generates a steady flow of API products, enabling the timely introduction of generic products to market. The API R&D division also seeks methods to continuously reduce API production costs, enabling us to improve our cost structure.

Specialty

Specialty R&D is focused on the development of small molecule, biologic and biosimilar products including discovery of new compounds, preclinical assessment (including toxicology, pharmacokinetics, pharmacodynamics and pharmacology studies), process development, clinical pharmacology and the design, execution and analysis of clinical trials, as well as regulatory strategy to support registration of our pipeline products.

Teva Global R&D develops novel specialty products in our core therapeutic and disease focus areas. We have CNS projects in areas such as migraine, pain, movement disorders/neurodegeneration, multiple sclerosis and neuropsychiatry. Our respiratory projects are focused on asthma and COPD and include novel compounds and novel delivery systems and products that address unmet patient needs. We also pursue select projects in other therapeutic and disease areas that leverage R&D and commercial areas of expertise.

Teva continues to evaluate in-licensing, acquisition and partnership opportunities to supplement our specialty pipeline (e.g., Eagle, Auspex, Microchips Biotech, Gecko Health Innovations and Heptares) to create and maintain a robust and sustainable pipeline.

In parallel, we continue to evaluate and expand the development scope of our R&D pipeline products as well as marketed products to support submission to key markets beyond the United States and Europe.

Innovation Using Existing Molecules (New Therapeutic Entities; Deuteration)

A strategic area of focus of Teva Global R&D is innovation using existing molecules (“IEM”), which is a major channel to build our pipeline, with a focus on our core therapeutic areas (CNS and respiratory). These IEM projects include the development of NTEs as well as deuterated molecules.

NTEs are known molecules that are formulated, delivered or used in a novel way to address unmet patient needs (such as adherence, compliance, efficacy, safety). Examples of NTEs include use of novel technology to reduce frequency of administration (especially for injectable drugs), enable early onset of action, deter abuse of opioids and other frequently-abused/misused-drugs, new fixed-dose-combinations, drugs with modified pharmacokinetic profiles to reduce side effects, and drugs that are repurposed for new indications. At the end of 2015, our pipeline included 21 NTE projects. These projects incorporate various technological abilities and formulation specialties such as abuse-deterrence, delayed release and rapid release, which form the basis for future development of NTEs.

In deuterated molecules, hydrogen atoms are selectively replaced with deuterium atoms to create carbon deuterium bonds that are potentially more resistant to metabolic breakdown than their corresponding carbon hydrogen bond. Deuteration can enable changes in metabolic properties that can potentially lead to improved clinical outcomes. We have begun to incorporate deuterated projects into our pipeline with SD-809 (deutetrabenazine) for Huntington disease and tardive dyskinesia and SD-560 (deupirfenidone) for idiopathic pulmonary fibrosis (which is in early development). We anticipate adding more deuterated projects into our portfolio over time.

Because IEMs involve proven targets with known efficacy and safety profiles, we expect their development to involve reduced risks and costs, and shorter timelines compared to novel drugs. On the other hand, there are multiple avenues to exclusivity for IEMs, leveraging both regulatory and patent exclusivity to protect novel formulations, combinations and indications. Our IEM programs are in various stages of development, including formulation development, preclinical and clinical.

Operations

We operate our business globally and believe that our global infrastructure provides us with the following capabilities and advantages:

•

global research and development facilities that enable us to have a leading global generic pipeline and a broad generic product line in the United States, as well as a strong pipeline of innovative products in our key therapeutic areas;

•

pharmaceutical manufacturing facilities approved by the FDA, EMA and other regulatory authorities located around the world, which offer a broad range of production technologies and the ability to concentrate production in order to achieve economies of scale;

•	API manufacturing capabilities that offer a stable, high-quality supply of key APIs, as well as efficient vertically integrated operations; and

•	high-volume, technologically advanced distribution facilities that allow us to deliver new products to our customers quickly and efficiently, providing a cost-effective, safe and reliable supply.

These capabilities provide us with the means to respond on a global scale to a wide range of therapeutic and commercial requirements of patients, customers and healthcare providers.

Pharmaceutical Production

We operate over 40 finished dosage pharmaceutical plants in 25 countries, including North America, Europe, Latin America, Asia and Israel. These plants manufacture solid dosage forms, sterile injectables, liquids, semi-solids, inhalers and medical devices. In 2015, Teva produced approximately 61 billion tablets and capsules and over 700 million sterile units. The FDA has approved 18 of our plants, and 26 of our plants are EMA approved. We also have 20 API sites and more than 20 pharmaceutical R&D centers.

Our two primary manufacturing technologies, solid dosage forms and injectables, are available in North America, Latin America, Europe and Israel. The main manufacturing sites for respiratory inhaler products are located in Ireland and Israel. The manufacturing sites located in Israel, Germany, Hungary, Croatia and the Czech Republic comprise a significant percentage of our production capacity.

We are implementing a global Operational Excellence program to optimize our manufacturing efficiency, in order to maintain our goal of supplying high quality, cost-competitive products on a timely basis to our customers globally. In 2015, we sold our manufacturing facilities in Kasukabe (Japan), Sellersville (U.S.) and Kunming (China) and closed our sites in Kutno (Poland) and San Miguel (Peru). We are in process of closing additional facilities and are reviewing other potential sites for restructuring. Our network restructuring plan aims at further optimizing and consolidating our manufacturing footprint, yielding higher efficiency and reducing costs and capital expenditures.

We use several external contract manufacturers to achieve operational and cost benefits. We continue to strengthen our third party operations unit to strategically work with our supplier base in order to meet cost, supply security and quality targets on a sustainable base in alignment with our global procurement organization.

During 2015, we continued to invest in our manufacturing capabilities, focusing on strategic growth areas, including the construction of a new oral solid dosage facility in Russia and a new OTC manufacturing facility in India. We invested in expanding our manufacturing facility in Japan, our inhaler activities in Israel and Ireland, and our global sterile manufacturing centers in Hungary and Croatia. We constantly review these capabilities and our capacity utilization to ensure efficient alignment with our ability to timely deliver the highest quality products.

Our policy is to maintain multiple supply sources for our strategic products and APIs to the extent possible, so that we are not dependent on a single supply source. However, our ability to do so may be limited by regulatory or other requirements.

Our principal pharmaceutical manufacturing facilities in terms of number of employees in Teva Global Operations (“TGO”) are listed below:

Location	Total Number of TGO Employees(1)	Principal Market(s) Served
India (5 sites)	2,089	Europe and other non-U.S. markets
Debrecen, Hungary (including one other site)	1,683	Europe and other non-U.S. markets
Zagreb, Croatia (including one other site)	1,434	North America, Europe and other markets
Ulm, Germany	1,366	Europe and other non-U.S. markets
Kfar Saba, Israel	1,296	North America, Europe and other markets
Opava, Czech Republic	1,213	North America, Europe and other markets
Takayama, Japan	1,164	Asia
Neot Hovav, Israel	987	North America, Europe and other markets
Jerusalem, Israel	904	North America and Europe
Canada (3 sites)	716	North America, Europe and other markets
Godollo, Hungary	669	North America, Europe and other markets
Krakow, Poland	598	North America and Europe
Forest, VA, U.S.	428	North America, Europe and other markets
Waterford, Ireland	357	North America, Europe and other markets
Haarlem, Netherlands	353	North America, Europe and other markets
Runcorn, U.K.	346	North America, Europe and other markets
Cincinnati, OH, U.S.	303	North America
Irvine, CA, U.S.	275	North America
Hangzhou, China	252	North America, Europe and other markets

(1)	Figures refer to operations employees as of December 31, 2015 (pharmaceutical manufacturing, API manufacturing and API R&D).

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

Our API facilities meet all applicable current Good Manufacturing Practices (“cGMP”) requirements under U.S., European, Japanese, and other applicable quality standards. Our API plants are regularly inspected by the FDA, European agencies or other authorities as applicable. During 2015, inspections of our API facilities worldwide found our manufacturing practices to be in compliance.

Environment

We are committed to business practices that promote socially and environmentally responsible economic growth. During 2015, we continued to make significant progress versus our multi-year plan to move closer to our long-term environment, health and safety (“EHS”) vision of “Target Zero”: zero incidents, zero injuries and zero releases. Some highlights include:

•

Continued development and implementation of our global EHS management system to promote proactive compliance with all applicable environment, health and safety requirements; to establish minimum global expectations; and drive continuous improvement in our EHS performance.

•	Provided EHS regulatory surveillance tools for all countries where we have significant operations.

•	Implemented an internal regulatory surveillance EHS audit program to self-identify non-conformities and trigger appropriate corrective and preventative action.

•	Continue to assess the environmental footprint of our operations and take action to optimize our processes and operations and reduce our impact through more efficient use of natural resources.

Quality

We are committed to not just complying with quality requirements but to developing and leveraging quality as a competitive advantage. Throughout 2015, we successfully completed numerous inspections of our facilities by regulatory agencies and continued discussions with authorities about drug shortages and participated in several industry-wide task forces. We continue to focus on building a solid and sustainable quality compliance foundation as well as making quality a priority beyond compliance, as part of our corporate culture and behavior, ensuring that quality is reflected in all environments to enable reliable and high quality products.

Organizational Structure

Our commercial structure is aligned with our strategy to ensure an integrated Teva.

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

In addition, our activities are conducted by three global divisions: Teva Global Operations, which includes Teva Global Quality and Teva Global R&D, and by global support functions including Finance, Legal, Information Technology, the Business Development, Strategy and Innovation Group, Human Resources and the Corporate Marketing Excellence and Communications Group.

TGO’s responsibilities include development, manufacturing and commercialization of APIs, manufacturing of pharmaceuticals, quality assurance, procurement and supply chain.

Teva Global R&D is responsible for research and development of generic medications, NTEs and specialty products and includes regulatory affairs and pharmacovigilance.Teva Global Quality is charged with ensuring the reliable supply of quality, cost-effective medicines from our global network of sites in compliance with all relevant standards.

Our worldwide operations are conducted through a network of global subsidiaries. We have direct operations in many countries around the world, including pharmaceutical manufacturing sites, API sites and R&D centers. The following sets forth our principal operating subsidiaries in terms of aggregate total revenues, as of December 31, 2015:

Name of Subsidiary*	Country
Teva Pharmaceuticals USA, Inc.	United States
Teva Santé SAS	France
Teva UK Limited	United Kingdom
ratiopharm GmbH	Germany
Teva Gmbh	Germany
Teva Pharmaceutical Works Private Limited Company	Hungary
Teva Italia S.r.l.	Italy
Teva Pharma S.L.	Spain
Teva Canada Limited	Canada
Teva Limited Liability Company	Russia
Teva Pharma Japan Inc. (Teva Seiyaku)	Japan

*	All listed subsidiaries are 100% owned by Teva, except Teva Pharmaceutical Works Private Limited Company, which has a very small minority interest.

Properties and Facilities

Listed below are our principal facilities and properties in various regions of the world and their size in square feet as of December 31, 2015:

Facility Location	Square Feet (in thousands)	Main Function
Israel
Ramat Hovav	1,448	API manufacturing and R&D
Kfar Saba	738	Pharmaceutical manufacturing, research laboratories, warehousing, and offices
Jerusalem (3 sites)	546	Pharmaceutical manufacturing, research laboratories and offices
Shoham Logistics Center	538	Distribution center
Netanya (2 sites)	468	API manufacturing, pharmaceutical warehousing, laboratories, distribution center and offices
Petach Tikva	380	Corporate headquarters
Ashdod	153	Manufacturing of hospital supplies
Assia – Petach Tikva	118	R&D laboratories
United States
North Wales area, PA (4 sites)	847	Teva USA headquarters, warehousing and distribution center
Forest, VA	450	Manufacturing, packaging and offices
Irvine, CA (7 sites)	362	Pharmaceutical manufacturing and R&D laboratories
West Chester, PA	356	Laboratories
Salt Lake City, UT	347	Offices, manufacturing and R&D laboratories
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories and packaging
Mexico, MO	204	API manufacturing
Frazer, PA	188	Offices
Pomona, NY	182	Pharmaceutical manufacturing and R&D laboratories
Guayama, Puerto Rico	170	API manufacturing
Miami, FL (3 sites)	157	Manufacturing, R&D laboratories, warehousing and offices
Overland Park, KS	154	Offices
Montvale, NJ	143	Offices
Canada
Toronto, Ontario	448	Offices, pharmaceutical packaging, warehousing, distribution center and laboratories
Stouffville, Ontario	155	Pharmaceutical manufacturing and R&D laboratories
Markham, Ontario	127	Pharmaceutical manufacturing and warehousing
Europe
Debrecen, Hungary (3 sites)	2,549	Pharmaceutical manufacturing, API manufacturing, R&D laboratories and warehousing
Ulm, Germany (2 sites)	1,740	Pharmaceutical manufacturing, warehousing and offices
Opava, Czech Republic	1,466	Pharmaceutical and API manufacturing, warehousing and distribution center

Facility Location	Square Feet (in thousands)	Main Function
Krakow, Poland	939	Pharmaceutical manufacturing and warehousing
Zagreb, Croatia (5 sites)	909	Pharmaceutical manufacturing, packaging and warehousing, API manufacturing and R&D laboratories
Savski Marof, Croatia	577	API manufacturing
Weiler, Germany	521	Pharmaceutical manufacturing and packaging
Waterford, Ireland (3 sites)	413	Pharmaceutical manufacturing, warehousing and packaging
Sajababony, Hungary	374	Mixed use
Zaragoza, Spain (3 sites)	325	Pharmaceutical manufacturing, R&D laboratories
Runcorn, England (2 sites)	284	Pharmaceutical manufacturing, warehousing, laboratories and offices
Glasshoughton, England	255	Warehousing and distribution center
Haarlem, The Netherlands	232	Laboratories
Gödöllõ, Hungary	211	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution center, packaging and warehousing
Santhiâ, Italy	177	API manufacturing, R&D laboratories and warehousing
Amsterdam, The Netherlands	176	Distribution center
Eastbourne, England	163	Warehousing and packaging
Asia
Gajraula (U.P.), India	1,200	API manufacturing
Takayama, Japan	1,009	Pharmaceutical manufacturing
Hangzhou, China	609	API manufacturing
Ahmedabad, India	327	OTC manufacturing, packaging, warehousing and laboratories
Malanpur, India	302	API manufacturing
Goa, India	285	Pharmaceutical manufacturing and R&D laboratories
Koka, Japan	151	Pharmaceutical manufacturing
Nagoya, Japan (2 sites)	141	Offices
Latin America
Santiago, Chile (4 sites)	414	Pharmaceutical manufacturing, warehousing and R&D laboratories
Mexico City, Mexico	344	Pharmaceutical manufacturing, warehousing and R&D laboratories
Munro, Argentina	298	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Lima, Peru (4 sites)	297	Pharmaceutical manufacturing, warehousing and R&D laboratories
Ramos Arizpe, Mexico	110	Pharmaceutical manufacturing

We lease certain of our facilities. In Israel, our principal executive offices and corporate headquarters in Petach Tikva are leased until December 2020. In North America, our principal leased properties are the facilities in North Wales and Frazer, Pennsylvania, which have lease terms expiring between 2016 and 2022. We own and lease various other facilities worldwide.

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

Healthcare Reform and Certain Government Programs

In early 2010, the United States Congress enacted the Patient Protection and Affordable Care Act (the “PPACA”). The PPACA seeks to reduce the federal deficit and the rate of growth in healthcare spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in healthcare delivery systems and the creation of health insurance exchanges. Enrollment in the health insurance exchanges began in October 2013. The PPACA requires the pharmaceutical industry to share in the costs of reform, by, among other things, increasing Medicaid rebates and expanding Medicaid rebates to cover Medicaid managed care programs. Other components of healthcare reform include funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Under the PPACA, pharmaceutical companies are now obligated to fund 50% of the patient obligation for branded prescription pharmaceuticals in this gap, or “donut hole.” Additionally, commencing in 2011, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $3 billion in 2012 through 2016, $3.5 billion in 2017, $4.2 billion in 2018, and $2.8 billion each year thereafter. The tax is to be apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

The Centers for Medicare & Medicaid Services (“CMS”) administer the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Generally, for generic drugs marketed under ANDAs, manufacturers (including Teva) are required to rebate 13% of the average manufacturer price, and for products marketed under NDAs or BLAs, manufacturers are required to rebate the greater of 23.1% of the average manufacturer price or the difference between such price and the best price during a specified period. An additional rebate for products marketed under NDAs or BLAs is payable if the average manufacturer price increases at a rate higher than inflation, and other methodologies apply to new formulations of existing drugs. This provision was extended at the end of 2015 to cover generic drugs marketed under ANDAs as well.

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

Europe

General

In Europe, marketing authorizations for pharmaceutical products may be obtained either through a centralized procedure involving the EMA, a mutual recognition procedure which requires submission of applications in other member states following approval by a so-called reference member state, a decentralized procedure that entails simultaneous submission of applications to chosen member states or occasionally through a local national procedure.

During 2015, we continued to register products in the EU, primarily using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use, on occasion, the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

The European pharmaceutical industry is highly regulated and much of the legislative and regulatory framework is driven by the European Parliament and the European Commission. This has many benefits, including the potential to harmonize standards across the complex European market, but it also has the potential to create complexities affecting the whole of the European market.

In October 2015, the European Commission adopted regulations providing detailed rules for the safety features appearing on the packaging of medicinal products for human use. This legislation, part of the Falsified Medicines Directive, is intended to prevent counterfeit medicines entering into the supply chain and will allow wholesale distributors and others who supply medicines to the public to verify the authenticity of the medicine at the level of the individual pack. The safety features comprise a unique identifier and a tamper-evident seal on the outer packaging, which are to be applied to certain categories of medicines. Teva is working to ensure it has that the necessary infrastructure in place to ensure there is no disruption to its supply chain when the regulations take effect in 2019.

The requirements and demands of the European pharmacovigilance legislation continue to increase as the guidance on Good Vigilance Practice continues to evolve, and with it increased expectations of the pharmacovigilance inspection authorities. While these developments are in the interest of patient safety and transparency, they are an increasing administrative burden, which inevitably drives an increase in our costs. The new pharmacovigilance fees initiated in the fourth quarter of 2014 have now been fully implemented, and include (i) per license fees that are intended to support the maintenance of the European Pharmacovigilance System; and (ii) per activity fees, for the assessment of pharmacovigilance safety evaluation reports and study protocols for post authorization safety studies and referrals. Further, the requirement for local implementation of risk management materials for an increasing number of products is creating additional burdens and costs for the local markets.

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

In addition to patent protection, exclusivity provisions in the EU may prevent companies from applying for marketing approval for a generic product for eight (or ten years for orphan medicinal products) from the date of the first market authorization of the original product in the EU. Further, the generic product will be barred from market entry (marketing exclusivity) for a further two years, with the possibility of extending the market exclusivity by one additional year under certain circumstances.

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

Orphan designated products, which receive, under certain conditions, a blanket period of ten years of market exclusivity, may receive an additional two years of exclusivity instead of an extension of the SPC if the requirements of the pediatric regulation are met.

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

The Japanese government provides comprehensive healthcare coverage, and the majority of healthcare expenditure is funded by the government. In order to control growing healthcare costs, the Japanese regulator adopted a coordinated policy to promote the use of generic drugs by utilizing a series of targeted incentive programs. The government’s stated goal is to reach at least 60% generic penetration in 2018. In April 2010 and 2012, new financial incentive schemes were established, encouraging pharmacies to substitute generic drugs for branded ones and doctors to prescribe generic drugs. The next reform, which is currently scheduled for April 2016, is likely to further increase generic penetration.

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

Every province in Canada offers a comprehensive public drug program for seniors, persons on social assistance, low-income-earners, and those with certain specified conditions or diseases, and regulates the reimbursement price of drugs listed on their formularies. Formulary listings are also used by private payors to reimburse generic products. To be listed in a provincial formulary, drug products must have been issued a Notice of Compliance and must comply with each jurisdiction’s individual review process. Most provinces in Canada have implemented price reforms aimed at reducing the reimbursement price of generic products. Canadian provinces have been working separately and collectively to effect price reforms on a select number of high volume generic products. Ontario and Quebec, which represent 60% of the Canadian market, have implemented regulations limiting trade allowances paid to pharmacy customers, and Quebec requires generic companies to report the details of all such transactions.

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

Russian regulations impose price restrictions on pharmaceuticals listed on the Essential Drug List (“EDL”). In accordance with this legislation, EDL manufacturers cannot sell pharmaceuticals listed on the EDL unless their prices have been registered with the healthcare regulator. Since August 2015, pricing regulation is supervised by the Federal Antimonopoly Service of the Russian Federation, which is expected to result in stricter scrutiny.

As part of the sector strategy, prescription of pharmaceuticals based on INN has been mandatory since 2013, and cGMP requirements became effective in January 2014.

To support local manufacturing, foreign-made products may be deemed ineligible under the Russian procurement system if at least two locally manufactured analogous products are available.

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

Introduction

Overview

We are a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty medicines. We operate in pharmaceutical markets worldwide, with a significant presence in the United States, Europe and other markets. As a world-leading pharmaceutical company, we are strategically positioned to benefit from ongoing changes in the global healthcare environment.

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

We believe that our dedicated leadership and employees, world-leading generics expertise and portfolio, focused specialty portfolio, global reach, robust R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics.

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

•

Specialty medicines, which include several franchises, most significantly our core therapeutic areas of CNS medicines such as Copaxone®, Azilect®, Nuvigil® and Zecuity® and of respiratory medicines such as ProAir® HFA and QVAR®. Our specialty medicines segment includes other therapeutic areas, such as oncology medicines, including Treanda®, women’s health and selected other areas.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC consumer healthcare joint venture with P&G.

Strategy

In 2014, we began a process of re-defining and re-focusing our business strategy to better leverage our strengths and differentiate ourselves in the pharmaceutical market. We seek to capitalize on our advantages – including the largest generic medicines business in the world, a focused specialty business, a unique OTC business and our robust R&D and API capabilities – to provide patients with integrated, outcome-focused solutions. Underlying our strategy is our heightened focus on profitable and sustainable business.

The key elements of our strategy consist of:

•

Solidifying our foundation and driving organic growth. We have solidified, and continue to strengthen, the core foundations of our generics and specialty businesses to create additional value from our existing operations. We continue to drive organic growth and improve profitability in our generics business.

•	Transforming our generics business. Upon consummation of our acquisition of Actavis Generics, the Actavis Generics portfolio and pipeline, combined with our strong existing generics portfolio, will further enhance our goals of delivering the highest quality generic medicines at competitive prices. The combined generic business will have a commercial presence across 100 markets, including a top three leadership position in over 40 markets.

•

Focusing on key growth markets. While we currently operate in numerous markets throughout the world, we intend to concentrate our efforts on a smaller number of growth markets where we believe we can establish leadership positions. We are exploring both organic and corporate development initiatives to achieve leadership position in these markets, including, for example, our pending acquisition of Rimsa, a leading pharmaceutical company in Mexico.

•

Maintaining Copaxone® and other key specialty products. We enhanced our MS franchise through the introduction of our three-times-a-week Copaxone® 40 mg/mL product in the United States, Europe and other countries in 2015. We also enhanced our oncology portfolio with the FDA’s approval in December 2015 of Bendeka™ (bendamustine hydrochloride), which complements our Treanda® franchise. For many of our other specialty products, we are expanding into new markets, improving the products and taking further steps to protect the franchise while creating value for patients and payors.

•

Solidifying leadership positions in our core therapeutic areas. We focus on our core therapeutic areas of CNS (including MS, neurodegenerative diseases, movement disorders and pain care) and respiratory (including asthma and chronic obstructive pulmonary disease), where we seek to establish leadership positions. In the past year, we have taken significant steps, both internally and by pursuing business development initiatives, to significantly solidify our position in our core therapeutic areas, specifically with the acquisitions of Labrys and Auspex.

•

Pursuing strategic business development initiatives. We continue to pursue business development initiatives across all our activities. As part of these initiatives, we will continue to evaluate opportunities for joint ventures, collaborations and other activities that support our strategy.

Highlights

Significant highlights of 2015 included:

•	Our revenues amounted to $19.7 billion, compared to $20.3 billion in 2014, down 3%, but up 4% in local currency terms.

•

Our generic medicines segment generated revenues of $9.5 billion, down 3%, and profit of $2.7 billion, an increase of 24%. In local currency terms, revenues increased 5%. The increase in profit resulted from lower S&M expenses and higher gross profit.

•

On July 27, 2015, we announced an agreement with Allergan plc to acquire Actavis Generics for $33.75 billion in cash and approximately 100 million Teva shares. We continue to work toward satisfying all conditions in order to close by the end of the first quarter of 2016; however, it is possible that closing may be slightly delayed. Following closing of the acquisition, our generics segment is expected to comprise a much larger percentage of our revenues.

•

Our specialty medicines segment generated revenues of $8.3 billion and profit of $4.4 billion, down 3% and 5%, respectively. In local currency terms, revenues increased 2%. Profit was negatively impacted by lower gross profit and higher R&D expenses, partially offset by lower S&M expenses.

•

Expenses related to impairments, restructuring and others amounted to $1.1 billion, compared to $650 million in 2014, mainly due to contingent consideration expenses, related primarily to successes in the development of the products acquired in the Labrys and Eagle transactions.

•

Legal settlements and loss contingencies amounted to an expense of $631 million, compared to a gain of $111 million in 2014, mainly due to additional reserves related to the settlement of the modafinil antitrust litigation, partially offset by insurance proceeds relating to the settlement of the pantoprazole patent litigation.

•	Operating income amounted to $3.4 billion, a decrease of 15% compared to 2014, mainly due to legal settlements and loss contingencies as well as impairments, restructuring and others.

•

Financial expenses amounted to $1.0 billion, compared to $313 million in 2014. The increase was mainly due to a $623 million loss on our Mylan shares recognized in the third quarter of 2015. An additional expense of $105 million on our Mylan shares were recorded under impairments, restructuring and others during the second quarter of 2015. As of December 31, 2015, unrealized gain of $312 million on our Mylan shares was recorded in other comprehensive income.

•	Net income attributable to Teva amounted to $1.6 billion, compared to $3.1 billion in 2014.

•	Exchange rate differences had a negative impact of $1.3 billion on revenues, but only a $95 million negative impact on operating income.

•	Cash flow from operating activities amounted to $5.5 billion, an increase of $415 million compared to 2014.

•

In anticipation of the closing of the Actavis Generics acquisition, in December 2015, we closed public offerings consisting of 54 million ADSs at $62.50 per ADS and 3,375,000 of our 7.00% mandatory convertible preferred shares at $1,000 per share, and then in January 2016, we sold an additional 5.4 million ADSs and 337,500 mandatory convertible preferred shares. The net proceeds from the offerings were approximately $7.24 billion.

•

In October 2015, we agreed to acquire Rimsa, a leading pharmaceutical company in Mexico, for an aggregate of $2.3 billion in cash. This acquisition is expected to add a portfolio of patent-protected drugs to our business in Latin America.

In May 2015, we acquired Auspex, an innovative biopharmaceutical company specializing in applying deuterium chemistry to known molecules to create novel therapies with improved safety and efficacy profiles, for net cash consideration of $3.3 billion.

In February 2015, we entered into an exclusive license agreement with Eagle for BendekaTM, for the treatment of CLL and indolent B-cell NHL.

For more information regarding these and other transactions in 2015 and 2014, see note 2 of our consolidated financial statements.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous year.

	Percentage of Net Revenues Year Ended December 31,			Percentage Change Comparison
	2015	2014	2013	2015-2014	2014-2013
	%	%	%	%	%
Net revenues	100.0	100.0	100.0	(3)	*
Gross profit	57.8	54.5	52.7	3	3
Research and development expenses	7.8	7.3	7.0	2	4
Selling and marketing expenses	17.7	19.0	20.1	(10)	(5)
General and administrative expenses	6.3	6.0	6.1	2	(2)
Impairments, restructuring and others	5.8	3.2	3.9	74	(18)
Legal settlements and loss contingencies	3.2	(0.5)	7.5	n/a	n/a
Operating income	17.0	19.5	8.1	(15)	140
Financial expenses—net	5.1	1.6	2.0	219	(22)
Income before income taxes	11.9	17.9	6.1	(35)	191
Income taxes	3.2	2.9	(0.2)	7	n/a
Share in losses of associated companies—net	0.6	**	0.2	n/a	(88)
Net loss attributable to non-controlling interests	0.1	(0.1)	(0.1)	n/a	(19)
Net income attributable to Teva	8.1	15.1	6.2	(48)	141

*	Represents an amount less than 0.5%.
**	Represents an amount less than 0.05%.

Segment Information

Generic Medicines Segment

The following table presents revenues, expenses and profit for our generic medicines segment for the past three years:

	Generic Medicines*
	Year Ended December 31,
	2015		2014		2013
	U.S.$ in millions / % of Segment Revenues
Revenues	$9,546	100.0%	$9,814	100.0%	$9,902	100.0%
Gross profit	4,499	47.1%	4,253	43.3%	4,083	41.2%
R&D expenses	513	5.4%	512	5.2%	488	4.9%
S&M expenses	1,304	13.6%	1,575	16.0%	1,915	19.3%

Segment profit**	$2,682	28.1%	$2,166	22.1%	$1,680	17.0%

*	The data presented have been conformed to reflect the revised classification of certain of our products for all periods.
**	Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods. See note 20 of our consolidated financial statements and “Operating Income” below for additional information.

Revenues

Our generic medicines segment includes generic medicines as well as API products sold to third parties. Revenues from our generic medicines segment in 2015 amounted to $9.5 billion, a decrease of $268 million, or 3%, compared to 2014. In local currency terms, sales increased 5%.

Revenues of generic medicines in the United States, our largest generic market, amounted to $4.8 billion, an increase of $375 million, or 8%, compared to 2014. Revenues of generic medicines in Europe amounted to $2.7 billion, a decrease of $442 million, or 14%, compared to 2014. In local currency terms, European sales decreased 1%. Revenues from generic medicines in our ROW markets amounted to $2.0 billion, a decrease of 9% compared to 2014. In local currency terms, ROW sales increased 6%.

API sales to third parties in 2015 amounted to $748 million, an increase of 3% compared to 2014. In local currency terms, sales increased 5%, mainly due to an increase in sales across all regions.

Comparison of 2014 to 2013. In 2014, revenues from generic medicines amounted to $9.8 billion, a decrease of 1% compared to $9.9 billion in 2013. In local currency terms, revenues increased 1%.

The following table presents generic segment revenues by geographic area for the past three years:

	Year Ended December 31,			Percentage Change
	2015	2014	2013	2015-2014	2014-2013
	U.S. $ in millions
United States	$4,793	$4,418	$4,172	8%	6%
Europe*	2,706	3,148	3,362	(14%)	(6%)
Rest of the World	2,047	2,248	2,368	(9%)	(5%)

Total Generic Medicines	$9,546	$9,814	$9,902	(3%)	(1%)

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

United States Generic Medicines Revenues

In 2015, we led the U.S. generic market in total prescriptions and new prescriptions, with approximately 473 million total prescriptions, representing 13.1% of total U.S. generic prescriptions according to IMS data. We seek to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and our cost-effective production, including through our pending acquisition of Actavis Generics.

Revenues from generic medicines in the United States in 2015 amounted to $4.8 billion, up 8% compared to $4.4 billion in 2014. The increase resulted mainly from the 2015 exclusive launch of esomeprazole (the generic equivalent of Nexium®) and the launch of aripiprazole (the generic equivalent of Abilify®), as well as products that were sold in 2015 that were not sold in 2014. This increase was partially offset by lower sales of the generic versions of Pulmicort® (budesonide inhalation), Xeloda® (capecitabine), Niaspan® (niacin ER) and Lovaza® (omega-3-acid ethyl esters).

Among the most significant generic products we sold in the United States in 2015 were generic versions of Nexium® (esomeprazole), Pulmicort® (budesonide inhalation), Abilify® (aripiprazole), Xeloda® (capecitabine), Adderall XR® (mixed amphetamine salts ER), Lovaza® (omega-3-acid ethyl esters) and Detrol® (tolterodine tartrate ER).

Comparison of 2014 to 2013. Total generic revenues in the United States in 2014 amounted to $4.4 billion, up from $4.2 billion in 2013. This increase was mainly due to launches of key products.

Products. In 2015, we launched generic versions of the following branded products in the United States (listed by date of launch):

Generic Name	Brand Name	Launch Date	Total Annual U.S. Market at Time of Launch $ millions (IMS)*
Linezolid injection 600mg/300mL	Zyvox®	January	$464
Valsartan tablets 40, 80, 160 & 320mg	Diovan®	January	$1,903
Dexmethylphenidate HCl ER capsules 10mg	Focalin XR®	February	$169
Leucovorin calcium for injection 100mg/vial**	—	February	$3
Methylprednisolone acetate injectable suspension 40mg/mL**	Depo-Medrol®	February	$41
Esomeprazole magnesium DR capsules 20 & 40mg	Nexium®	February	$5,873
Amlodipine and valsartan tablets 5/160, 10/160, 5/320 & 10/320 mg	Exforge®	March	$415
Mesna injection 1 g/10 mL, 100 mg/mL**	Mesnex®	April	$8
Argatroban injection in 0.9% sodium chloride 1 mg/mL, 250 mg***	—	April	—
Aripiprazole tablets 2, 5, 10, 15, 20 & 30mg	Abilify®	April	$7,901
Ondansetron injection 2 mg/mL, 40mg**	Zofran®	May	$39
Risedronate sodium DR tablets 35mg	Atelvia®	May	$72
Junel® Fe 24 (norethindrone acetate and ethinyl estradiol tablets USP and ferrous funarate tablets) 1 mg/0.02 mg	Lomedia® 24 Fe	May	$53
Risedronate sodium tablets, USP 5, 30 & 35 mg	Actonel®	June	$112
Guanfacine ER tablets, 1, 2, 3 & 4 mg	Intuniv®	June	$798
Dexmethylphenidate HCl ER capsules, 20 mg	Focalin XR®	June	$177
Linezolid tablets 600 mg	Zyvox®	June	$468
Aspirin/extended-release dipyridamole capsules 25 mg/200 mg	Aggrenox®	July	$436
Almotriptan malate tablets 6.25 & 12.5mg	Axert®	July	$30
Ifosfamide injection 50 mg/mL, 1 gm & 50 mg/mL, 3 gm**	—	August	$1
Dutasteride capsules 0.5 mg.	Avodart®	October	$457
Oxycodone hydrochloride ER tablets 10, 20, 40 & 80 mg	OxyContin®	October	$1,810
Fentanyl citrate lozenges 200, 400, 600, 800, 1200 & 1600 mcg	ACTIQ®	December	$59
Eptifibatide injection 0.75 mg/mL, 75 mg	Integrilin®	December	$103
Tri-Lo-Sprintec® (norgestimate and ethinyl estradiol tablets, USP) 0.18 mg/0.025 mg	Ortho Tri-Cyclen® Lo	December	$489

*	For the twelve months ended in the calendar quarter closest to our launch or re-launch.
**	Products were re-launched.
***	Approved via 505(b)(2) regulatory pathway; not equivalent to a brand product.

We expect that our generic medicines revenues in the U.S. will continue to benefit from our strong generic pipeline, which, as of January 22, 2016, had 107 product registrations awaiting FDA approval, including 28 tentative approvals. Collectively, these 107 products had U.S. sales in 2015 exceeding $72 billion. Of these applications, 76 were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to 34 of these products, the branded versions of which had U.S. sales of more than $25 billion in 2015. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

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

In 2015 we received, in addition to 23 final generic drug approvals, four tentative approvals which remain tentative at December 31, 2015. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. The outstanding tentative approvals received are for generic equivalents of the following products:

Generic Name	Brand Name	Total U.S. Annual Branded Market $ millions (IMS)*
Amlodipine/olmesartan tablets 5/20 mg, 5/40 mg, 10/20 mg & 10/40 mg	Azor®	$339
Ezetimibe tablets 10 mg	Zetia®	$2,245
Efavirenz tablets 600 mg	Sustiva®	$169
Clozapine ODT 12.5 mg	Fazaclo®	$53

*	For the twelve months ended in the calendar quarter closest to the receipt of tentative approval.

Europe Generic Medicines Revenues

Teva defines its European region as the 28 countries in the European Union, Norway, Switzerland and Albania and the countries of the former Yugoslavia. It is a diverse region that has a population of over 500 million people. Revenues presented include those from all 36 countries currently in our European region.

Revenues from generic medicines in Europe in 2015 amounted to $2.7 billion, a decrease of 14% compared to 2014. In local currency terms, revenues decreased 1%, mainly due to our focus on profitable business. All major European region currencies weakened significantly against the U.S. dollar in 2015, especially the euro (16%), British pound (7%) and Hungarian forint (17%).

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market, and have adversely affected our revenues in some markets. In Germany, Italy and France, governmental measures (such as tenders and price-referencing) have reduced prices. We have adjusted our strategy to address these changes, shifting from a market share-driven approach to a model emphasizing profitable and sustainable growth. Despite the decrease in revenues, the selective approach to our portfolio and price structuring, as well as our strong focus on cost reduction contributed to significantly improved segment profitability.

As of December 31, 2015, Teva had 969 generic approvals in Europe relating to 96 compounds in 224 formulations, including one EMA approval valid in all EU member states. In addition, Teva had 1,793 marketing authorization applications pending approval in 31 European countries, relating to 156 compounds in 325 formulations, including one application pending with the EMA.

Listed below are generic revenues highlights for 2015 in our most significant European operations in terms of size:

•

Germany: Generic revenues in 2015 decreased 11%, but increased 5% in local currency terms. The increase in local currency terms was primarily due to new product launches, partially offset by reduced prices and lower volumes in existing products driven by governmental measures.

•	United Kingdom: Generic revenues in 2015 decreased 12%, or 5% in local currency terms. The decrease was primarily due to price declines in existing products, partially offset by new product launches.

•	Italy: Generic revenues in 2015 decreased 8%, but increased 9% in local currency terms. The increase in local currency terms was primarily due to improvements in our supply management.

•	Switzerland: Generic revenues in 2015 decreased 1%, but increased 4% in local currency terms. The increase was primarily due to higher volumes sold of existing products and new product launches.

•

France: Generic revenues in 2015 decreased 27%, or 13% in local currency terms, due primarily to increasing competition, the impact of regulatory changes in pharmacy discounting rules and our focus on profitable business.

•

Spain: Generic revenues in 2015 decreased 31%, or 19% in local currency terms. The decrease was due mainly to the impact of the implementation of new commercial policies, and the increasing scope of the tendering system in the Andalucía region, in which we chose not to participate.

Comparison of 2014 to 2013. Total generic revenues in Europe in 2014 amounted to $3.1 billion, down from $3.4 billion in 2013. In local currency terms, revenues decreased 7%.

ROW Generic Medicines Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our key ROW markets are Japan, Canada, Venezuela and Russia. The countries in this category range from highly regulated, pure generic markets such as Canada, to hybrid markets such as Japan and Brazil, to branded generics markets such as Russia, certain Commonwealth of Independent States markets and Latin American markets.

In our ROW markets, generics revenues amounted to $2.0 billion, a decrease of 9% compared to 2014. In local currency terms, revenues increased 6%. The increase in local currency terms was mainly due to higher revenues in Venezuela, partially offset by lower revenues in Canada and Japan.

Listed below are generic revenues highlights for 2015 in our main ROW markets:

•

In Japan, generic revenues in 2015 decreased 18%, or 7% in local currency terms, compared to 2014, mainly due to a reduction in our contract manufacturing business. The Japanese generics market as a whole is expected to continue to grow, bolstered by new government incentives to increase generic penetration. As described above, we entered into a business venture agreement with Takeda and, subject to regulatory approval, expect the venture to commence operations in the second quarter of 2016.

•

In Canada, where we are one of the two leading generic pharmaceutical companies, generic revenues decreased 35% in 2015, or 25% in local currency terms, compared to 2014. The decrease was primarily due to a negative court ruling related to pricing of a product sold in previous years and lower volumes and prices of other existing products, partially offset by new product launches.

•

In Venezuela, generic revenues increased 60% in 2015, compared to 2014. This increase is primarily due to inflation and higher volumes. Venezuela is a hyperinflationary economy with several official exchange rates. For further information, see below under “—Impact of Currency Fluctuations on Results of Operations.”

•

In Russia, generic revenues in 2015 decreased 22%, but increased 24% in local currency terms, compared to 2014. The increase in local currency terms was mainly attributable to inflation-related price increases. We maintained our leading position in the Russian generic pharmaceutical market.

Comparison of 2014 to 2013. In 2014, generic medicines revenues in our ROW markets were $2.2 billion, a decrease of 5% compared to 2013. In local currency terms, revenues increased 4%. The increase in local currency terms was mainly due to higher revenues in certain Latin American markets and Canada, partially offset by lower revenues in Japan.

Generic Medicines Gross Profit

In 2015, gross profit from our generic medicines segment amounted to $4.5 billion, an increase of $246 million, or 6%, compared to $4.3 billion in 2014. The higher gross profit was mainly a result of higher revenues from new products launched in the United States during 2015, lower other production expenses and higher gross profit from API sales to third parties. These increases were partially offset by lower gross profit in our ROW markets and lower gross profit in Europe.

Gross profit margin for our generic medicines segment in 2015 increased to 47.1%, from 43.3% in 2014. This increase in gross margin was mainly the result of higher profitability of our European (1.9 points) and United States (1.4 points) markets and lower other production expenses (0.7 points).

Comparison of 2014 to 2013. Generic medicines segment gross profit amounted to $4.3 billion in 2014, compared to $4.1 billion in 2013. Gross profit margin was 43.3% in 2014, compared to 41.2% in 2013.

Generic Medicines R&D Expenses

Research and development expenses relating to our generic medicines in 2015 amounted to $513 million, flat compared to 2014. In local currency terms, generic R&D expenses increased 4% mainly due to higher investment in our U.S. portfolio and development of complex generics for various markets. As a percentage of segment revenues, generic R&D expenses were 5.4% in 2015, compared to 5.2% in 2014.

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

Generic Medicines S&M Expenses

Selling and marketing expenses related to our generic medicines in 2015 amounted to $1.3 billion, a decrease of 17% compared to $1.6 billion in 2014. In local currency terms, S&M expenses decreased 6%, mainly due to lower royalty payments in the United States in connection with our generic version of Pulmicort® (budesonide inhalation) as well as lower expenses in Europe, partially offset by higher S&M expenses in certain ROW markets.

As a percentage of segment revenues, selling and marketing expenses decreased to 13.6% in 2015 from 16.0% in 2014.

Comparison of 2014 to 2013. Generic medicines S&M expenses in 2014 amounted to $1.6 billion, compared to $1.9 billion in 2013.

Generic Medicines Profit

The profit of our generic medicines segment is comprised of the gross profit for the segment, less selling and marketing expenses and research and development expenses related to this segment. Segment profit does not include general and administrative expenses, amortization and certain other items. Beginning in 2015, expenses related to equity compensation are excluded from our segment results. See note 20 of our consolidated financial statements and “Operating Income” below for additional information.

Profit of our generic medicines segment amounted to $2.7 billion in 2015, compared to $2.2 billion in 2014. The increase was due to factors previously discussed, primarily lower S&M expenses and higher gross profit.

Generic medicines profit as a percentage of generic medicines revenues was 28.1% in 2015, up from 22.1% in 2014. The increase was mainly due to higher gross margin (increase of 3.8 points) and lower S&M expenses (decrease of 2.4 points), partially offset by higher R&D expenses (increase of 0.2 points).

Comparison of 2014 to 2013. Generic medicines profit amounted to $2.2 billion in 2014, up from $1.7 billion in 2013. In 2014, segment profit as a percentage of revenues amounted to 22.1%, up from 17.0% in 2013.

Specialty Medicines Segment

The following table presents revenues, expenses and profit for our specialty medicines segment for the past three years:

	Specialty Medicines*
	Year Ended December 31,
	2015		2014		2013
	U.S.$ in millions / % of Segment Revenues
Revenues	$8,338	100.0%	$8,560	100.0%	$8,388	100.0%
Gross profit	7,200	86.3%	7,457	87.1%	7,274	86.7%
R&D expenses	918	11.0%	872	10.2%	877	10.5%
S&M expenses	1,921	23.0%	1,990	23.2%	1,856	22.1%

Segment profit**	$4,361	52.3%	$4,595	53.7%	$4,541	54.1%

*	The data presented have been conformed to reflect the revised classification of certain of our products for all periods.
**	Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods. See note 20 of our consolidated financial statements and “Operating Income” below for additional information.

Revenues

Specialty medicines revenues in 2015 amounted to $8.3 billion, a decrease of 3% compared to 2014, but increased 2% in local currency terms. In the United States, our specialty medicines revenues amounted to $6.4 billion, an increase of 5% from 2014. Specialty medicines revenues in Europe amounted to $1.5 billion, a decrease of 20%, or 5% in local currency terms, compared to 2014. ROW revenues were $378 million, a decrease of 32%, or 16% in local currency terms, compared to 2014.

Comparison of 2014 to 2013. In 2014, specialty medicines revenues amounted to $8.6 billion compared to $8.4 billion in 2013. United States revenues amounted to $6.1 billion, an increase of 1% from 2013. Specialty medicines revenues in Europe amounted to $1.9 billion, an increase of 2% in both U.S. dollar and local currency terms, over 2013. Specialty medicines revenues in our ROW markets in 2014 amounted to $552 million, an increase of 8%, or 23% in local currency terms, over 2013.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the past three years:

Specialty Medicines Revenues Breakdown

	Year Ended December 31,			Percentage Change
	2015	2014	2013	2015-2014	2014-2013
	U.S. $ in millions
CNS	$5,213	$5,575	$5,545	(6%)	1%
Copaxone®	4,023	4,237	4,328	(5%)	(2%)
Azilect®	384	428	371	(10%)	15%
Nuvigil®	373	388	320	(4%)	21%
Respiratory	1,129	957	964	18%	(1%)
ProAir®	549	478	429	15%	11%
Qvar®	392	286	328	37%	(13%)
Oncology	1,201	1,180	1,005	2%	17%
Treanda®	741	767	709	(3%)	8%
Women’s Health	461	504	510	(9%)	(1%)
Other Specialty	334	344	364	(3%)	(5%)

Total Specialty Medicines	$8,338	$8,560	$8,388	(3%)	2%

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Central Nervous System (“CNS”)

Our CNS specialty product line includes Copaxone®, Azilect®, Nuvigil®, Fentora®, Amrix®, Zecuity® and several other medicines. In 2015, our CNS sales amounted to $5.2 billion, a decrease of 6%, or 2% in local currency terms, compared to 2014, primarily due to lower Copaxone®, Azilect® and Provigil® revenues.

Copaxone®. In 2015, Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the U.S. and globally. Since we launched Copaxone® 40 mg/mL three times a week in the United States and daily Copaxone® 20 mg/mL users migrated to this new version, 78% of the total Copaxone® prescriptions are now filled with the 40 mg/mL version. Sales of Copaxone® amounted to $4.0 billion, a 5% decrease compared to 2014. To date, we have launched Copaxone® 40mg/mL in Russia and 14 European countries, with additional launches expected during 2016.

Copaxone® revenues in the United States in 2015 increased 4% to $3.2 billion, mainly due to higher volumes, partially offset by net pricing declines. Our U.S. market shares in terms of new and total prescriptions were 26.5% and 30.0%, respectively, according to December 2015 IMS data.

Revenues in the United States accounted for 81% of global Copaxone® revenues in 2015, an increase from 73% of global sales in 2014.

Our Copaxone® revenues outside the United States amounted to $783 million during 2015, 30% lower than in 2014. In local currency terms, revenues decreased 16%, primarily due to lower tender orders in Russia, as well as lower volumes sold in Europe.

Copaxone® accounted for 20% of our revenues in 2015, and a significantly higher percentage contribution to our profits and cash flow from operations during such period.

Copaxone® faces competition from an increasing number of oral treatments, a generic version of Copaxone® 20mg/mL and other existing treatments. For further discussion on Copaxone®, see “Item 4- Specialty Medicines—Central Nervous System—Medicines—Copaxone®.”

Comparison of 2014 to 2013. In 2014, global sales of Copaxone® were approximately $4.2 billion, a decrease of 2% compared to 2013. U.S. revenues in 2014 accounted for 73% of global sales of Copaxone®, a decrease from 75% in 2013.

Azilect® global in-market sales, which represent sales by Teva and Lundbeck to third parties, amounted to $514 million in 2015 compared to $549 million in 2014, a decrease of 6%. Our sales of Azilect® amounted to $384 million in 2015, a decrease of 10% compared to 2014. The decrease in sales reflects the impact of generic competition in Europe as well as a slowdown in sales to Lundbeck prior to the transfer of the product back to Teva in early 2016, partially offset by an increase in U.S. revenues. We expect generic competition in the United States commencing in early 2017.

Comparison of 2014 to 2013. In 2014, global in-market sales of Azilect® amounted to $549 million, an increase of 11% compared to 2013. Our sales of Azilect® in 2014 amounted to $428 million, an increase of 15% compared to 2013.

Nuvigil® global sales in 2015 amounted to $373 million, compared to $388 million in 2014, mainly due to a general market decline. Nuvigil®’s market share in terms of total prescriptions of the U.S. wake category was 41.8% at the end of 2015, compared to 42.5% at the end of 2014.

Comparison of 2014 to 2013. In 2014, sales of Nuvigil® amounted to $388 million, an increase of 21% compared to 2013.

Respiratory

Our respiratory portfolio includes ProAir® HFA, ProAir® Respiclick®, QVAR®, DuoResp Spiromax® and Qnasl®. Revenues from our specialty respiratory products increased 18% in 2015 to $1.1 billion, primarily due to higher sales in the U.S. Sales in Europe were flat, as increased volumes, primarily from DuoResp Spiromax®, were offset by negative foreign currency effects.

ProAir® HFA revenues in 2015 amounted to $549 million, an increase of 15% compared to 2014, mainly due to volume growth. ProAir® maintained its leadership in the Short Acting Beta Agonist market, with a market share of 57.1% in terms of total number of prescriptions during the fourth quarter of 2015, an increase of 0.1 points compared to the fourth quarter of 2014.

QVAR® global revenues in 2015 amounted to $392 million, an increase of 37% compared to 2014, due to pricing variances and volume increases. QVAR® maintained its second-place position in the inhaled corticosteroids category in the United States, with a market share of 38.1% in terms of total number of prescriptions during the fourth quarter of 2015, an increase of 2.1 points compared to the fourth quarter of 2014.

Comparison of 2014 to 2013. In 2014, revenues of our respiratory products amounted to approximately $1.0 billion, a decrease of 1% compared to 2013.

Oncology

Our oncology portfolio includes Treanda®, Granix®, Trisenox®, Synribo® in the United States and Lonquex®, Myocet®, Eporatio®, Tevagrastim®/Ratiograstim® and Trisenox® outside the United States. Sales of these products amounted to $1.2 billion in 2015, flat compared to 2014, mainly due to our higher sales of G-CSF products, Granix® and Lonquex® in the United States and Europe, offset by lower sales of Treanda® and other products.

Treanda® revenues amounted to $741 million in 2015, compared to $767 million in 2014, mainly due to lower volumes caused by wholesalers’ inventory management in the fourth quarter of 2014.

In December 2015, the FDA approved Bendeka™, a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we have licensed from Eagle, which complements our Treanda® franchise. Bendeka™ became commercially available in January 2016.

Comparison of 2014 to 2013. In 2014, sales of our oncology products were $1.2 billion, an increase of 17% from $1.0 billion in 2013.

Women’s Health

Our women’s health portfolio includes ParaGard®, Plan B One-Step® OTC/Rx (levonorgestrel), Zoely®, Seasonique® and Ovaleap® along with a number of other products marketed in various countries.

Revenues from our global women’s health products amounted to $461 million in 2015, a decrease of 9% from $504 million in 2014, mainly due to lower sales of several products in Europe, partially offset by higher U.S. sales of Paragard® and Plan B One-Step®.

Comparison of 2014 to 2013. In 2014, sales of our women’s health products amounted to $504 million, a decrease of 1% from $510 million in 2013.

Specialty Medicines Gross Profit

In 2015, gross profit from our specialty medicines segment amounted to $7.2 billion, a decrease of 3% compared to $7.5 billion in 2014. The lower gross profit was mainly a result of a different product mix.

Gross profit margin for our specialty medicines segment in 2015 was 86.3%, compared to 87.1% in 2014. The decrease in gross margin was mainly a result of lower sales of Copaxone® and higher sales of respiratory and oncology products with slightly lower gross margins.

Comparison of 2014 to 2013. Specialty medicines segment gross profit amounted to $7.5 billion in 2014, compared to $7.3 billion in 2013. Specialty medicines segment gross profit margin was 87.1% in 2014, compared to 86.7% in 2013.

Specialty Medicines R&D Expenses

Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with additional activities in selected areas. Research and development expenses relating to our specialty medicines in 2015 were $918 million, up 5% compared to $872 million in 2014. In local currency terms, specialty R&D expenses increased 7%, mainly due to development costs related to assets acquired through the Auspex and Labrys acquisitions, partially offset by lower investments in our non-core therapeutic areas. As a percentage of segment revenues, R&D spending was 11.0% in 2015, compared to 10.2% in 2014.

Specialty R&D expenditures include certain upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials and product registration costs and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase 3; (c) late-stage projects in phase 3 programs, including where an NDA is currently pending approval; and (d) life cycle management and post-approval studies for marketed products. Furthermore, our R&D activities in innovation using existing molecules are managed and reported as part of our specialty R&D expenses.

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

The following table presents the composition of our specialty R&D expenditures and the number of projects by stage of development:

	2015 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2015	2014 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2014	2013 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2013
Early stage*: discovery and pre-clinical	$65	N/A	$71	N/A	$57	N/A
Middle stage: clinical up to phase 3	203	22	130	21	148	16
Late stage: phase 3, registration and post-approval regulatory requirements	346	37	420	27	415	16
Unallocated R&D**	321		302		276

Total gross R&D expenses***	935		923		896
Total net R&D expenses	$918		$872		$877

*	Including early stage innovation using existing molecules.
**	Unallocated R&D expenses are indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel.
***	Gross R&D expenses include the full cost of programs that are partially funded by third parties.

We changed the classification of certain of our products, which impacted the classification of related expenses. The data presented have been conformed to reflect the revised classification.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines in 2015 amounted to $1.9 billion, compared to $2.0 billion in 2014. In local currency terms, S&M expenses increased 2%, mainly due to new respiratory and pain product launches.

As a percentage of segment revenues, selling and marketing expenses decreased to 23.0% in 2015 from 23.2% in 2014.

The decrease was primarily due to foreign exchange effects in our European and ROW markets.

Comparison of 2014 to 2013. Specialty medicines S&M expenses in 2014 amounted to $2.0 billion, compared to $1.9 billion in 2013. The increase was mainly due to higher expenditures related to launches of new products.

Specialty Medicines Profit

The profit of our specialty medicines segment is comprised of the gross profit for the segment, less selling and marketing expenses and research and development expenses related to this segment. Segment profit does not include general and administrative expenses, amortization and certain other items. Beginning in 2015, expenses related to equity compensation are excluded from our segment results. See note 20 of our consolidated financial statements and “Teva Consolidated Results—Operating Income” below for additional information.

Profit of our specialty medicines segment amounted to $4.4 billion in 2015, compared to $4.6 billion in 2014, a decrease of 5%. This is a result of the factors discussed above, specifically lower gross profit as well as higher R&D expenses, partially offset by lower S&M expenses.

Specialty medicines profit as a percentage of segment revenues was 52.3% in 2015, down from 53.7% in 2014, a decrease of 1.4 points. The decline was mainly attributed to higher R&D expenses as a percentage of specialty medicines revenues (0.8 points) and lower gross profit as a percentage of specialty medicines revenues (0.7 points), partially offset by lower S&M expenses as a percentage of specialty medicines revenues (0.2 points), as discussed above.

Comparison of 2014 to 2013. Specialty medicines profit amounted to $4.6 billion in 2014, compared to $4.5 billion in 2013, an increase of 1.2%. Specialty medicines profit as a percentage of segment revenues was 53.7%, compared to 54.1% in 2013.

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profit of our multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Our MS franchise profit was $3.1 billion, $3.2 billion and $3.3 billion in 2015, 2014 and 2013, respectively. Profit of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 77%, 75% and 76% in 2015, 2014 and 2013, respectively.

Other Activities

In addition to our generic and specialty medicines segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

OTC

Our revenues from OTC products in 2015 amounted to $994 million, flat compared to $996 million in 2014, primarily due to an increase of PGT sales in Venezuela, offset by loss of revenues from our U.S. OTC plants, which were sold back to P&G in July 2014 and a decrease of PGT sales in Russia and certain European countries. Our revenues related to PGT amounted to $992 million, an increase of 11%, compared to $897 million in 2014.

PGT’s in-market sales in 2015 amounted to $1.5 billion. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America.

Comparison of 2014 to 2013. In 2014, our OTC revenues were $996 million, a decrease of 15% compared to 2013, primarily due to the divestment of the U.S. OTC plants in July 2014, previously purchased from P&G as noted above.

Others

Other sources of revenue include sales of third party products for which we act as distributors (mostly in Israel and Hungary) and medical products, as well as miscellaneous items.

Our revenues from other sources in 2015 amounted to $774 million, a decrease of 14% compared to sales of $902 million in 2014. The decrease was mainly due to the loss of a large distribution contract in Israel.

Comparison of 2014 to 2013. In 2014, revenues amounted to $902 million, an increase compared to $859 million in 2013.

Teva Consolidated Results

Revenues

Revenues in 2015 amounted to $19.7 billion, a 3% decrease compared to 2014. In local currency terms, revenues increased 4%. In local currency terms, our revenues were positively affected by higher revenues of our generic medicines and of our specialty medicines as well as higher OTC revenues. Please see “Generic Medicines Revenues,” “Specialty Medicines Revenues” and “Other Activities—OTC” above. Exchange rate movements during 2015 in comparison to 2014 negatively impacted overall revenues by approximately $1.3 billion.

Comparison of 2014 to 2013. Revenues in 2014 amounted to $20.3 billion, flat compared to 2013.

Gross Profit

In 2015, gross profit amounted to $11.4 billion, an increase of 3% compared to 2014.

The higher gross profit was mainly a result of factors previously discussed under “Generic Medicines Gross Profit” and “Specialty Medicines Gross Profit” above. Gross profit was further affected mainly by lower charges related to the amortization of purchased intangible assets.

Gross profit as a percentage of revenues was 57.8% in 2015, compared to 54.5% in 2014.

The increase in gross profit as a percentage of revenues primarily reflects the higher profitability of our generic medicines segment (an increase of 2.0 points), the lower amortization of purchased intangible assets (an increase of 1.0 point), higher income from OTC and other activities (an increase of 0.4 points), the cessation of U.S. OTC manufacturing (an increase of 0.2 points), a decrease of costs related to regulatory actions taken in facilities (an increase of 0.2 points) and a decrease in accelerated depreciation (an increase of 0.1 point), partially offset by lower profitability of our specialty medicines segment (a decrease of 0.6 points).

Comparison of 2014 to 2013. Gross profit amounted in 2014 to $11.1 billion, an increase of 3% compared to 2013. Gross profit as a percentage of revenues was 54.5% in 2014, compared to 52.7% in 2013.

Research and Development (R&D) Expenses

Net research and development expenses for 2015, including the purchase of in-process R&D, were $1.5 billion, an increase of 2% compared to 2014. Specialty R&D expenses were $918 million and generic R&D expenses were $513 million in 2015, compared to $872 million and $512 million, respectively, in 2014. As a percentage of revenues, R&D spending was 7.8% in 2015, compared to 7.3% in 2014.

In 2015, our R&D expenses were primarily the result of the factors previously discussed under “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above as well as higher expenses related to cancellation of R&D projects due to focusing on our core therapeutic areas in 2014.

Comparison of 2014 to 2013. In 2014, R&D expenses amounted to $1.5 billion, an increase of 4% compared to 2013.

Selling and Marketing (S&M) Expenses

S&M expenses in 2015 amounted to $3.5 billion, a decrease of 10% compared to 2014. As a percentage of revenues, S&M expenses were 17.7% in 2015, compared to 19.0% in 2014.

In 2015, we decreased our S&M spending, as discussed under “Generic Medicines S&M Expenses” and “Specialty Medicines S&M Expenses” above.

Comparison of 2014 to 2013. S&M expenses in 2014 amounted to $3.9 billion, a decrease of 5% compared to 2013. As a percentage of revenues, S&M expenses decreased from 20.1% in 2013 to 19.0% in 2014.

General and Administrative (G&A) Expenses

G&A expenses in 2015 amounted to $1.2 billion, an increase of $22 million compared to 2014. As a percentage of revenues, G&A expenses were 6.3%, compared to 6.0% in 2014. The increase was mainly due to higher expenses related to our joint venture with P&G and higher legal costs, which were partially offset by income from the divestiture of certain assets.

Comparison of 2014 to 2013. G&A expenses in 2014 amounted to $1.2 billion, a decrease of $22 million compared to 2013. As a percentage of revenues, G&A expenses were 6.0% in 2014 compared to 6.1% in 2013.

Impairments, Restructuring and Others

Charges for impairments, restructuring and others amounted to $1.1 billion in 2015, compared to $650 million for 2014.

Impairments

Impairment of long-lived assets in 2015 amounted to $361 million, comprised of:

1.

Identifiable intangible assets impairments of $265 million were recorded, comprised of impairment of $133 million, following a decrease in sales projections of Synribo®, and other product rights impairments of $132 million due to current market conditions and supply chain challenges in various Teva markets. In 2014 and 2013, impairments of identifiable intangible assets were $224 million and $393 million, respectively.

2.	Property, plant and equipment—$96 million, based on management decisions regarding their expected use as a result of our planned plant rationalization, which triggered a reassessment of fair value. In 2014 and 2013, property, plant and equipment impairment was $163 million and $61 million, respectively.

As of December 31, 2015, the carrying value of our in-process R&D asset Revascor® (mesynchymal precursor cells) was $258 million. This drug candidate is in a phase 3 trial for congestive heart failure. Adverse trial results may lead us to reevaluate the fair value of the asset, which may lead to impairment. Such a loss may also lead us to reassess the current carrying value of our equity interest in Mesoblast Ltd., which was $75 million.

Contingent consideration

In 2015, we recorded $399 million of contingent consideration expenses, mainly due to a $311 million charge following the positive phase 2b results of TEV-48125 in both chronic and episodic migraine prevention and a $63 million charge following the FDA approval of BendekaTM, compared to income of $20 million in 2014.

Comparison of 2014 to 2013. Contingent consideration in 2014 amounted to a gain of $20 million, compared to an expense of $36 million in 2013. The change is mainly related to a 2014 reversal of contingent consideration, following an impairment of a related product.

Acquisition costs

In 2015, we recorded $211 million of acquisition expenses, comprised mainly of expenses related to the Actavis Generics and Rimsa acquisitions as well as $105 million reflecting an other-than-temporary decline in fair value of our Mylan shares as of June 30, 2015, compared to $13 million for 2014.

Comparison of 2014 to 2013. Acquisition expenses in 2014 amounted to $13 million, compared to $27 million in 2013.

Restructuring

In 2015, we recorded $183 million of restructuring expenses, compared to $246 million in 2014. These expenses were primarily incurred following various initiatives as part of our cost reduction program.

Comparison of 2014 to 2013. Restructuring expenses in 2014 amounted to $246 million, compared to $201 million in 2013. The increase in 2014 was mainly due to our cost-savings plan announced by management in October 2013.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for 2015 amounted to an expense of $631 million, compared to a gain of $111 million in 2014. The 2015 amount is comprised mainly of additional reserves related to the settlement of the modafinil antitrust litigation, partially offset by insurance proceeds relating to the settlement of the pantoprazole patent litigation.

Comparison of 2014 to 2013. Legal settlements and loss contingencies in 2014 amounted to a gain of $111 million, compared to an expense of $1.5 billion in 2013. The change is mainly related to the settlement of the pantoprazole patent litigation in 2013.

Operating Income

Operating income was $3.4 billion in 2015, a decrease from $4.0 billion in 2014. As a percentage of revenues, operating income was 17.0% compared to 19.5% in 2014.

The decrease in operating income was due to factors previously discussed, mainly due to income in 2014 from legal settlements, compared to expenses in 2015 in connection with legal settlements, higher impairments, restructuring and others expenses and lower profit of our specialty segment as well as higher G&A expenses, partially offset by higher profit of our generic segment, lower amortization expenses and higher profit of other activities as well as lower other unallocated expenses.

The decrease of 2.5 points in operating income as a percentage of revenues was mainly due to income in 2014 compared to expenses in 2015 in connection with legal settlements (3.7 points), higher impairments, restructuring and others expenses (2.6 points) and lower profit of our specialty segment (0.5 points) as well as higher G&A expenses (0.3 points), partially offset by higher profit of our generic segment (2.9 points), lower amortization expenses (0.8 points), higher profit of other activities (0.5 points) as well as lower other unallocated expenses (0.4 points).

Comparison of 2014 to 2013. Operating income in 2014 amounted to $4.0 billion, compared to $1.6 billion in 2013. As a percentage of revenues, operating income increased to 19.5% in 2014 from 8.1% in 2013.

The following table presents a reconciliation of our segments’ profits to Teva’s consolidated operating income for the past three years:

	Year ended December 31,
	2015	2014	2013
	(U.S.$ in millions)
Generic medicines profit	$2,682	$2,166	$1,680
Specialty medicines profit	4,361	4,595	4,541

Total segment profit	7,043	6,761	6,221
Profit of other activities	318	226	243

Total profit	7,361	6,987	6,464
Amortization	838	1,036	1,180
General and administrative expenses	1,239	1,217	1,239
Impairments, restructuring and others	631	(111)	1,524
Legal settlements and loss contingencies	1,131	650	788
Other unallocated amounts	170	244	84

Consolidated operating income	$3,352	$3,951	$1,649

Financial Expenses-Net

In 2015, financial expenses amounted to $1.0 billion, compared to $313 million in 2014. The increase is mainly due to an other-than-temporary impairment of securities (primarily our Mylan shares) as well as expenses in connection with the debt tender offer and the termination of related swap agreements, partially offset by lower interest expenses, higher income from hedging and derivatives activities as well as higher income from investments.

Comparison of 2014 to 2013. In 2014, financial expenses amounted to $313 million, compared to $399 million in 2013.

Venezuela has experienced hyperinflation in recent years and has several official exchange rates, which deviate significantly among themselves as well as from unofficial market rates. In addition, remittance of cash outside of Venezuela is limited. As further described below, we currently prepare our financial statements using the official preferential industry exchange rate of 6.3 bolivars per U.S. dollar. If such exchange rate is no longer able to be used as a result of a devaluation, we are exposed to a potential loss of our net monetary assets in Venezuela, which, as of December 31, 2015, amounted to approximately $487 million using the official exchange rate.

Tax Rate

In 2015, income taxes amounted to $634 million, or 27% of pre-tax income of $2.4 billion. In 2014, income taxes amounted to $591 million, or 16% of pre-tax income of $3.6 billion. In 2013, the tax benefit amounted to $43 million, or 3% of pre-tax income of $1.3 billion. The increase in our annual effective tax rate compared to 2014 resulted primarily from the mix of products sold in different geographies and the effect of the loss on our Mylan shares.

The statutory Israeli corporate tax rate was 26.5% in 2015. However, our effective consolidated tax rates have historically been lower than the statutory rate because of tax incentives we benefit from in Israel and other countries. Most of our investments in Israel were granted Approved Enterprise status, which confers certain tax benefits. These benefits included a long-term tax exemption for undistributed income generated by such projects, effective until 2013, and lower tax rates in 2014 and onwards, as described in “Item 10—Additional Information—Israeli Taxation.” We also benefit from other investment-related and R&D-related tax incentives in many of our facilities around the world.

In the future, our effective tax rate is expected to fluctuate as a result of various factors, including changes in the product mix and geographical distribution of our income, the effect of mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions.

Share in Losses of Associated Companies—Net

Share in losses of associated companies—net amounted to $121 million, compared to $5 million in 2014.

As a result of an other-than-temporary loss in value of our investment in Mesoblast due to adverse changes in market conditions, an impairment of $171 million was recorded in 2015 under “Share in losses of associated companies—net”.

In addition, a $24 million currency translation adjustment was reclassified from accumulated other comprehensive loss to “Share in losses of associated companies—net”, due to dilution of our equity holdings in Mesoblast.

The amounts mentioned above were recorded net of income tax of $71 million.

Net Income

Net income attributable to Teva in 2015 was $1.6 billion, compared to $3.1 billion in 2014. This decrease was due to the factors previously discussed, primarily higher financial expenses and lower operating income, as well as higher share in losses of associated companies—net.

Comparison of 2014 to 2013. Net income attributable to Teva in 2014 amounted to $3.1 billion, compared to $1.3 billion in 2013.

Diluted Shares Outstanding and Earnings Per Share

On December 8, 2015, we sold 54 million ADSs at $62.50 per ADS and 3,375,000 of our 7.00% mandatory convertible preferred shares at $1,000 per share. In addition, on January 6, 2016, we sold an additional 5.4 million ADSs and 337,500 mandatory convertible preferred shares pursuant to the exercise of the underwriters’ over-allotment option. The net proceeds from the offerings were approximately $7.24 billion, after estimated underwriting discounts, commissions and offering expenses.

During 2015, we repurchased approximately eight million shares at a weighted average price of $57.09 per share, for an aggregate purchase price of $0.4 billion. These purchases were made pursuant to our share repurchase program.

The average weighted diluted shares outstanding used for the fully diluted share calculation for 2015, 2014 and 2013 were 864 million, 858 million and 850 million shares, respectively.

The increase in number of shares outstanding compared to 2014 was mainly due to the issuance of ordinary shares in December 2015 and the issuance of shares for employee options exercised and vested RSUs, in addition to higher amounts of dilutive options, RSUs and convertible senior debentures, following an increase in our share price. The increase was partially offset by the impact of the shares repurchased during the first quarter of 2015. For additional information, see “Item 16E–Purchases of Equity Securities by the Issuer and Affiliated Purchasers” below.

At December 31, 2015, 2014 and 2013, the fully diluted share count for calculating Teva’s market capitalization was approximately 991 million, 884 million and 857 million shares, respectively. The 2013 and 2014 share counts for calculating Teva’s market capitalization were adjusted to fully diluted figures to be comparable to the 2015 fully diluted share count, which takes into account the issuance of our mandatory convertible preferred shares in December 2015. In calculating these share amounts, we used the outstanding number of shares (i.e., not including treasury shares) plus shares that would be outstanding upon the exercise of options and vesting of RSUs and PSUs, as well as the conversion of our convertible senior debentures and mandatory convertible preferred shares, in each case at period end. These share counts accordingly differ from those used for calculating earnings per share, which are based on the weighted share count for the applicable period.

Diluted earnings per share amounted to $1.82 in 2015, a decrease of 49% compared to diluted earnings per share of $3.56 in 2014. Diluted earnings per share amounted to $1.49 in 2013.

Impact of Currency Fluctuations on Results of Operations

In 2015, approximately 43% of our revenues came from sales outside of the United States. Because our results are reported in U.S. dollars, we are subject to significant foreign currency risks and accordingly, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) impact our results. During 2015, all the main currencies relevant to our operations decreased in value against the U.S. dollar: the euro by 16%, the Russian ruble by 38%, the Canadian dollar by 13%, the Hungarian forint by 17%, the Japanese yen by 13%, the British pound by 7% and the Israeli shekel by 8% (each on an annual average compared to annual average basis).

As a result, exchange rate movements during 2015 in comparison with 2014 negatively impacted overall revenues by approximately $1.3 billion. However, operating income was reduced by $95 million only.

Venezuela. Our Venezuelan operations use the U.S. dollar as the functional currency due to the hyperinflationary state of the Venezuelan economy. The government of Venezuela currently has three official exchange rates: the CENCOEX rate of 6.3 bolivars per U.S. dollar; the SICAD rate of 13.5; and the SIMADI rate of approximately 200. We use the preferential CENCOEX rate to report our Venezuelan financial position, results of operations and cash flows, since the nature of our business operations in Venezuela, which include the importation, manufacture and distribution of pharmaceutical products, would qualify for the most preferential rates permitted by law.

We cannot predict whether there will be a devaluation of the Venezuelan currency or whether our use of the CENCOEX rate will continue to be supported by the facts and circumstances.

As of December 31, 2015, our net monetary assets in Venezuela that are subject to revaluation totaled approximately $487 million (at the CENCOEX rate).

Comparison of 2014 to 2013. Exchange rate movements during 2014 in comparison with 2013 negatively impacted 2014 revenues by approximately $346 million and reduced our operating income for the year by $114 million.

Liquidity and Capital Resources

Total balance sheet assets amounted to $54.3 billion at December 31, 2015, compared to $46.4 billion at December 31, 2014. The increase resulted mainly from an increase in cash and cash equivalents and investment in securities as well as an increase in intangible assets following the Auspex acquisition, partially offset by foreign exchange fluctuations and lower inventory balances.

Inventory balances at December 31, 2015 amounted to $4.0 billion, compared to $4.4 billion at December 31, 2014. The decrease resulted mainly from foreign exchange fluctuations.

Accounts receivable at December 31, 2015, net of sales reserves and allowances (“SR&A”), amounted to negative $1.3 billion, compared to negative $0.4 billion at December 31, 2014, mainly due to increases in sales reserves and allowances, primarily customer rebates.

We monitor macro-economic risks in certain emerging markets that are experiencing economic stress, focusing on Latin America and Eastern Europe, and have taken action to limit our exposure in these regions.

Accounts payables and accruals increased to $3.6 billion at December 31, 2015 compared to $3.2 billion at December 31, 2014.

Our working capital balance, which includes accounts receivable, inventories, deferred taxes and other current assets net of SR&A, accounts payable and other current liabilities, was $32 million at December 31, 2015, compared to $1.6 billion at December 31, 2014. The decrease in working capital is mainly due to the increase in SR&A, increase in accounts payable and accruals, as well as a decrease in inventory.

Investment in property, plant and equipment in 2015 amounted to $0.8 billion, compared to $0.9 billion in 2014. Depreciation amounted to $449 million in 2015, compared to $464 million in 2014.

Cash and cash equivalents and short term and long term investments at December 31, 2015 amounted to $8.4 billion, compared to $2.6 billion at December 31, 2014. The increase was mainly due to $6.6 billion in proceeds received from the issuance of ADSs and our mandatory convertible preferred shares in December 2015, $4.9 billion generated from operating activities net of cash used for capital investments in 2015 and $2.1 billion in proceeds from the issuance of €2.0 billion senior notes in March 2015, partially offset by $3.3 billion used for acquisitions (mainly Auspex), $2.5 billion debt repayment (including $1.3 billion for the debt tender offer in February 2015), $1.2 billion of dividends paid and $0.4 billion decline in the fair market value of our Mylan shares.

As of December 31, 2015, we held net monetary assets of approximately $487 million in Venezuela, which are subject to significant risk of devaluation and for which repatriation is limited.

Following the announcement of the Actavis Generics acquisition, Standard and Poor’s Financial Services LLC and Moody’s Investor Service, Inc. downgraded our ratings from A-/A3 to BBB+/Baa1 with a Negative/Under Review outlook, respectively.

In November 2015, both Standard and Poor’s and Moody’s announced that they likely expect a further one notch downgrade to BBB/Baa2 with a stable outlook upon completion of the Actavis Generics acquisition.

2015 Debt Movements

At December 31, 2015, our debt was $10 billion, a decrease of $0.3 billion compared to $10.3 billion at December 31, 2014, mainly due to debt repayments during the year, partially offset by the issuance of €2.0 billion senior notes in March 2015.

In January 2015, we repaid at maturity a €122 million European Investment Bank loan. The loan had borne interest determined on the basis of three months EURIBOR +1.0%.

In February 2015, we consummated a cash tender offer for certain of our outstanding senior notes. We paid $1.3 billion in aggregate consideration to redeem $1.2 billion aggregate principal amount of senior notes.

In March 2015, we issued senior notes in an aggregate principal amount of €2.0 billion, comprised of: €1.3 billion due in March 2023 bearing interest of 1.25% and €0.7 billion due in March 2027 bearing interest of 1.88%.

In June 2015, we repaid at maturity $1.0 billion 3.0% fixed rate senior notes issued in June 2010.

2014 Debt Movements

In March 2014, we repaid $750 million comprised of $500 million of LIBOR + 0.5% floating rate senior notes and $250 million of 1.7% senior notes, both issued in March 2011.

Aggregate Debt

Our debt at December 31, 2015 is effectively denominated in the following currencies: 44% in U.S. dollars, 39% in euros, 12% in Japanese yen and 5% in Swiss francs.

The portion of total debt classified as short term at December 31, 2015 was 16%, down from 17% at December 31, 2014.

Our financial leverage decreased to 25% at December 31, 2015 from 31% at December 31, 2014.

Our average debt maturity increased from 6.4 years at December 31, 2014 to 6.5 years at December 31, 2015, as a result of the issuance of €2.0 billion senior notes in March 2015 and repayment of short term debt.

In November 2015, we entered into a $3 billion five-year unsecured credit facility (which will increase to $4.5 billion upon closing of the Actavis Generics acquisition), replacing the $3.0 billion unsecured credit facility entered into in 2012. As of December 31, 2015 the credit facility remained unutilized.

Shareholders’ Equity

Total shareholders’ equity was $29.9 billion at December 31, 2015, compared to $23.4 billion at December 31, 2014. The increase resulted primarily from $6.6 billion equity issuance in anticipation of the acquisition of Actavis Generics, net income attributed to Teva of $1.6 billion, $0.5 billion of unrealized gain from available-for-sale securities and unrealized gain from derivative financial instruments, $0.4 billion of proceeds from exercise of options and a $0.1 billion increase in non-controlling interests, partially offset by dividend payments of $1.2 billion, the negative impact of foreign exchange fluctuations of $1.1 billion and share repurchases of $0.4 billion.

Exchange rates also had a significant impact on our balance sheet, as approximately 20% of our net assets (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared with the end of 2014, changes in currency rates had a negative impact of $1.1 billion on our equity as of December 31, 2015, mainly due to the change in value against the U.S. dollar of: the euro by 10%, the Russian ruble by 24%, the Canadian dollar by 16%, the Polish zloty by 10%, the Chilean peso by 15%, the Peruvian nuevo sol by 12%, and the Hungarian forint by 10%. All comparisons are on the basis of end of year rates.

Cash Flow

Cash flow generated from operating activities for 2015 amounted to $5.5 billion, an increase of $0.4 billion compared to 2014. The increase was mainly due to an improvement in the efficiency of our working capital management.

During 2015, we paid $970 million related to the modafinil settlement with the FTC and received $178 million insurance proceeds related to the pantoprazole settlement.

Cash flow generated from operating activities in 2015, net of cash used for capital investments, amounted to $4.9 billion, compared to $4.3 billion in 2014. The increase resulted mainly from higher cash flow generated from operating activities and lower capital expenditures.

Dividends

We announced a dividend for the fourth quarter of 2015 of $0.34 per share. The dividend payment is expected to take place on March 14, 2016, to holders of record as of February 29, 2016.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include amounts payable in connection with the closing of the Actavis Generics and Rimsa acquisitions, leases, royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with research and development activities.

Dividends on our mandatory convertible preferred shares are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends will be paid in cash on March 15, June 15, September 15 and December 15 of each year commencing March 15, 2016, to and including December 15, 2018.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that finance research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

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

To help finance the Actavis Generics acquisition, we entered into a bridge loan credit agreement (currently for $22 billion) and term loan agreement (for $5 billion) with a syndicate of banks. Any loan under the bridge facility would bear an interest rate of LIBOR plus a margin ranging from 0.30% to 1.65%, so long as we maintain an investment-grade credit rating. The term loan is split into two tranches of $2.5 billion each, with the first tranche maturing in full after three years and bearing an interest rate of LIBOR plus a margin ranging from 1.000% to 1.375% based on our credit rating from time to time and the second tranche maturing in five years with payment installments each year and bearing an interest rate of LIBOR plus a margin ranging from 1.125% to 1.5% based on our credit rating from time to time. To date, we have not drawn any funds under the bridge loan or the term facilities. We expect to offer various tranches of debt securities, either in lieu of drawing under the bridge loan facility or to repay amounts borrowed thereunder.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our $3 billion syndicated revolving line of credit (to increase to $4.5 billion following consummation of the Actavis Generics acquisition), as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Supplemental Non-GAAP Income Data

The Company utilizes certain non-GAAP financial measures to evaluate performance, in conjunction with other performance metrics. The following are examples of how we utilize the non-GAAP measures:

•

our management and board of directors use the non-GAAP measures to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management;

•	our annual budgets are prepared on a non-GAAP basis; and

•

senior management’s annual compensation is derived, in part, using these non-GAAP measures. While qualitative factors and judgment also affect annual bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus is based on the non-GAAP presentation set forth below.

Non-GAAP financial measures have no standardized meaning and accordingly have limitations in their usefulness to investors. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

In arriving at our non-GAAP presentation, we exclude items that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude equity compensation expenses to facilitate a better understanding of our financial results, since we believe that this exclusion is important for understanding the trends in our financial results and that these expenses do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements and/or loss contingencies, due to the difficulty in predicting their timing and size;

•	impairments of long-lived assets, including intangibles, property, plant and equipment and goodwill;

•

restructuring expenses, including severance, retention costs, contract cancellation costs and certain accelerated depreciation expenses primarily related to the rationalization of our plants, or to certain other strategic activities such as the realignment of R&D focus or other similar activities;

•	acquisition or divestment related items, including, contingent consideration, integration costs, banker and other professional fees, inventory step-up and in-process R&D acquired in development deals;

•	expenses related to our equity compensation;

•	significant one-time related financing costs;

•	material tax and other awards or settlements, both amounts paid and received;

•

other exceptional items that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results, such as impacts due to changes in accounting, significant costs for remediation of plants such as inventory write-offs or other consulting costs or other unusual events; and

•	tax effects of the foregoing items.

The following tables present supplemental non-GAAP data, in U.S. dollar terms and as a percentage of revenues, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Year Ended December 31,
	2015	2014	2013
	U.S. dollars in millions
Amortization of purchased intangible assets	838	1,036	1,180
Legal settlements and loss contingencies	631	(111)	1,524
Contingent consideration	399	(20)	36
Impairment of long-lived assets	361	387	524
Acquisition expenses	211	13	27
Restructuring expenses	183	246	201
Equity compensation	112	78	54
Costs related to regulatory actions taken in facilities	36	75	43
Purchase of research and development in process	21	—	5
Costs associated with cancellation of R&D projects	14	79	—
Other non-GAAP items	14	64	—
Accelerated depreciation	2	12	9
Financial expense	777	7	110
Corresponding tax effect	(631)	(508)	(684)
Impairment of equity investment—net	124	—	—
Minority interest changes	16	—	—

		Year Ended December 31, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit (1)	11,356	859	12,215	62%
	Operating income (1)(2)	3,352	2,822	6,174	31%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	1,573	3,108	4,696	24%
	Earnings per share attributable to ordinary shareholders—diluted (5)	1.82	3.60	5.42

(1)	Amortization of purchased intangible assets		808
	Costs related to regulatory actions taken in facilities		36
	Equity compensation		13
	Other COGS related adjustments		2

	Gross profit adjustments		859

(2)	Impairment of long-lived assets		361
	Restructuring expenses		183
	Legal settlements and loss contingencies		631
	Contingent consideration		399
	Acquisition expenses		211
	Equity compensation		99
	Amortization of purchased intangible assets		30
	Other operating related expenses		49

			1,963

	Operating income adjustments		2,822

(3)	Financial expense		777
	Tax effect		(631)
	Impairment of equity investment—net		124
	Changes in minority interest		16

	Net income adjustments		3,108

(4)	Non-GAAP net income attributable to ordinary shareholders for the year ended December 31, 2015 includes an add back of $15 million accrued dividends on preferred shares since they had a dilutive effect on earnings per share.

(5)	The non-GAAP weighted average number of shares was 867 million for the year ended December 31, 2015. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year ended December 31, 2014
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit (1)	11,056	1,093	12,149	60%
	Operating income (1)(2)	3,951	1,859	5,810	29%
	Net income attributable to ordinary shareholders (1)(2)(3)	3,055	1,358	4,413	22%
	Earnings per share attributable to ordinary shareholders—diluted (4)	3.56	1.58	5.14

(1)	Amortization of purchased intangible assets		1,000
	Costs related to regulatory actions taken in facilities		75
	Equity compensation		6
	Other COGS related adjustments		12

	Gross profit adjustments		1,093

(2)	Impairment of long-lived assets		387
	Restructuring expenses		246
	Legal settlements and loss contingencies		(111)
	Contingent consideration		(20)
	Acquisition expenses		13
	Equity compensation		72
	Amortization of purchased intangible assets		36
	Other operating related expenses		143

			766

	Operating income adjustments		1,859

(3)	Tax effect and other items		(508)
	Financial expense		7

	Net income adjustments		1,358

(4)	The weighted average number of shares was 858 million for the year ended December 31, 2014. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year ended December 31, 2013
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit (1)	10,707	1,192	11,899	59%
	Operating income (1)(2)	1,649	3,603	5,252	26%
	Net income attributable to ordinary shareholders (1)(2)(3)	1,269	3,029	4,298	21%
	Earnings per share attributable to ordinary shareholders— diluted (4)	1.49	3.57	5.06

(1)	Amortization of purchased intangible assets		1,136
	Costs related to regulatory actions taken in facilities		43
	Equity compensation		4
	Other COGS related adjustments		9

	Gross profit adjustments		1,192

(2)	Impairment of long-lived assets		524
	Restructuring expenses		201
	Legal settlements and loss contingencies		1,524
	Contingent consideration		36
	Acquisition expenses		27
	Equity compensation		50
	Amortization of purchased intangible assets		44
	Other operating related expenses		5

			2,411

	Operating income adjustments		3,603

(3)	Tax effect and other items		(684)
	Financial expense		110

	Net income adjustments		3,029

(4)	The weighted average number of shares was 850 million for the year ended December 31, 2013. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Effective Tax Rate

The non-GAAP income taxes for 2015 amounted to $1.3 billion on pre-tax non-GAAP income of $6.0 billion. The income taxes in the comparable period of 2014 were $1.1 billion on pre-tax income of $5.5 billion, and in 2013 was $641 million on pre-tax income of $5.0 billion. The non-GAAP tax rate for 2015 was 21%, compared to 20% in 2014 and 13% in 2013. The increase in our annual non-GAAP effective tax rate for 2015 compared to the effective tax rate for 2014 resulted primarily from the mix of products sold in different geographies.

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including changes in the products and geographical distribution of our income, the effect of any mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions.

Trend Information

The following factors are expected to have an effect on our 2016 results:

•	a substantial increase in our generic medicines revenues following the Actavis Generics acquisition;

•	significant expenses relating to the Actavis Generics acquisition and integration, as well as amortization expenses;

•	our debt levels and leverage are expected to increase significantly as a result of the financing in connection with the Actavis Generics acquisition.

•	the continued impact of currency fluctuations on revenues and net income, as well as on various balance sheet line items;

•	our continued focus on profit and profitability, which will continue to impact revenues;

•	increase in revenues and expenses from launches of new specialty products; and

•	a decrease in sales of Copaxone® and other specialty products as a result of changes in the competitive landscape, including competition from purported generic versions.

For additional information please see “Item 4—Information on the Company” and elsewhere in this Item.

Off-Balance Sheet Arrangements

Except for securitization transactions, which are disclosed in note 16d to our consolidated financial statements, we do not have any material off-balance sheet arrangements as defined in Item 5.E of Form 20-F.

Aggregated Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2015:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. $ in millions)
Long-term debt obligations, including estimated interest*	$11,789	$1,731	$1,704	$2,384	$5,970
Operating lease obligations	557	141	207	98	111
Purchase obligations (including purchase orders)**	37,303	37,194	109	—	—

Total	$49,649	$39,066	$2,020	$2,482	$6,081

*	Long term debt obligations mainly include senior notes and convertible senior debentures as disclosed in notes 11 and 12 to our consolidated financial statements.
**	Includes (i) $33.75 billion in cash, payable in connection with the Actavis Generics acquisition, and (ii) $2.3 billion payable in connection with the Rimsa acquisition. Does not include approximately 100 million Teva shares payable in connection with the Actavis Generics acquisition. See note 2 of our consolidated financial statements.

The total gross amount of unrecognized tax benefits for uncertain tax positions was $648 million at December 31, 2015. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing and magnitude of settlements, these obligations are not included in the above table. Correspondingly, it is hard to ascertain whether we will pay any significant amount related to these obligations within the next year.

We have committed to future expenditures relating to joint ventures in accordance with the terms of the applicable agreements, mainly our PGT venture. However, the amounts of these future expenditures have not been predetermined, and are further subject to management approval.

We have committed to make potential future “milestone” payments to third parties under various agreements. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. As of December 31, 2015, were all milestones and targets, for compounds in Phase 2 and more advanced stages of development, to be achieved, the total contingent payments could reach an aggregate of up to approximately $2.3 billion.

We have committed to pay royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales or of the gross margin of certain products, as defined in the underlying agreements.

Due to the uncertainty of the timing of these payments, these amounts, and the amounts described in the previous paragraph, are not included in the above table.

Dividends on our mandatory convertible preferred shares are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends will be paid in cash on March 15, June 15, September 15 and December 15 of each year commencing March 15, 2016, to and including December 15, 2018.

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

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, and other promotional items, such as shelf stock adjustments, are included in Sales Reserves and Allowances under “current liabilities.” Provisions for doubtful debts and prompt payment discounts are netted against “accounts receivable.”

We adjust these provisions in the event that it appears that the actual amounts may differ from the estimated provisions. The following briefly describes the nature of each deduction and how provisions are estimated in our financial statements.

Rebates and Other Sales Reserves and Allowances:

Rebates and Other Sales Reserves and Allowances include rebates for customer programs and government, shelf stock adjustments and other promotional programs. Rebates represent the majority of the reserve.

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

Returns. Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns. We record a reserve for estimated sales returns in accordance with the “Revenue Recognition When Right of Return Exists” FASB pronouncement. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2015 and 2014 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

SR&A for third-party sales of pharmaceutical products to U.S. customers at December 31, 2015 and 2014 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 89% of our total sales reserves and allowances as of December 31, 2015, with the balance primarily in Canada and Germany.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2013	$96	$1,030	$506	$2,443	$4,075
Provisions related to sales made in current year period	411	4,544	217	5,693	10,865
Provisions related to sales made in prior periods	2	(7)	1	(91)	(95)
Credits and payments	(393)	(4,503)	(203)	(4,636)	(9,735)

Balance at December 31, 2014	$116	$1,064	$521	$3,409	$5,110

Provisions related to sales made in current year period	491	5,838	247	7,647	14,223
Provisions related to sales made in prior periods	1	—	53	(215)	(161)
Credits and payments	(495)	(5,892)	(289)	(6,621)	(13,297)

Balance at December 31, 2015	$113	$1,010	$532	$4,220	$5,875

Reserves at December 31, 2015 increased by approximately $765 million compared to December 31, 2014. The most significant variance was an increase in rebates and other sales reserves of approximately $811 million primarily related to an increase in customer rebates as a result of the shift in direct sales from the large retailers to the wholesalers, as well as an increase in managed care rebates, and additional Medicaid and other governmental rebates related to the U.S. healthcare reform and invoicing lags.

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

Contingencies

The Company and its subsidiaries are involved in various patent, product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies or contingent consideration acquired in a business combination, Teva records accruals for these types of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. We record anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected.

The Company reviews the adequacy of the accruals on a periodic basis and may determine to alter its reserves at any time in the future if it believes it would be appropriate to do so. As such accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies.

Inventories

Inventories are valued at the lower of cost or market. Cost of raw and packaging materials is determined mainly on a moving average basis. Cost of purchased products is determined mainly on a standard cost basis, approximating average costs. Cost of manufactured finished products and products in process is calculated assuming normal manufacturing capacity as follows: raw and packaging materials component is determined mainly on a moving average basis, while the capitalized production costs are determined either on an average basis over the production period, or on a standard cost basis, approximating average costs.

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

Long Lived Assets

Teva’s long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plant and equipment. Teva reviews the value of its long-lived assets and performs detailed testing whenever potential impairment indicators such as changes in the economic or legal environment, are present. In addition, the Company performs impairment testing at October 1 of each year for goodwill and identifiable indefinite life intangible assets. If circumstances indicate that the carrying values of its long-lived assets may not be recoverable, an estimate of the undiscounted future cash flows of these assets, or appropriate asset groupings, is compared to the carrying value to determine whether an impairment exists. The judgments made in evaluating impairment of long-lived intangibles can materially affect the Company’s results of operations.

For additional details on our policies for goodwill, identifiable intangible assets, and property, plant and equipment, see note 1 to our consolidated financial statements.

Recently Issued Accounting Pronouncements

See note 1 to our consolidated financial statements.

ITEM	6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information regarding our executive officers and directors as of February 11, 2016:

Executive Officers

Name	Age	Executive Officer Since	Position
Erez Vigodman	56	2014	President and Chief Executive Officer
Iris Beck-Codner	50	2014	Group Executive Vice President, Corporate Marketing Excellence and Communication
Eyal Desheh	63	2008	Group Executive Vice President, Chief Financial Officer
Richard S. Egosi	53	2010	Group Executive Vice President, Chief Legal Officer
Dr. Michael Hayden	64	2012	President of Global R&D and Chief Scientific Officer
Dr. Rob Koremans	53	2012	President and Chief Executive Officer, Global Specialty Medicines
Dr. Carlo de Notaristefani	58	2012	President and Chief Executive Officer— Global Operations
Sigurdur (Siggi) Olafsson	47	2014	President and Chief Executive Officer, Global Generic Medicines Group
Mark Sabag	45	2013	Group Executive Vice President, Human Resources
Timothy R. Wright	57	2015	Executive Vice President, Business Development, Strategy and Commercial Innovation

Directors

Name	Age	Director Since	Term Ends
Prof. Yitzhak Peterburg—Chairman	64	2012	2016
Roger Abravanel	69	2007	2018
Dr. Sol J. Barer	68	2015	2017
Dr. Arie Belldegrun	66	2013	2016
Rosemary A. Crane	56	2015	2018
Amir Elstein	60	2009	2016
Jean-Michel Halfon(1)	64	2014	2017
Gerald M. Lieberman	68	2015	2018
Galia Maor	72	2012	2018
Joseph Nitzani(1)	69	2008	2017
Ory Slonim	72	2008	2017
Gabrielle Sulzberger(1)	55	2015	2018
Erez Vigodman(2)	56	2009	—

(1)	Statutory independent director in accordance with the Israeli Companies Law.
(2)	Mr. Vigodman also serves as Teva’s President and Chief Executive Officer. Mr. Vigodman was appointed as a director by the Board, in accordance with Teva’s Articles of Association, for the duration of his term of service as President and Chief Executive Officer.

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

Eyal Desheh became Group Executive Vice President, Chief Financial Officer in 2012. From October 2013 to February 2014, Mr. Desheh served as Acting President and Chief Executive Officer and from 2008 to 2012, as Teva’s Chief Financial Officer. From 2000 to 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. From 1996 to 2000, he was Chief Financial Officer of Scitex Ltd. From 1989 to 1996, he served as Teva’s Deputy Chief Financial Officer. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

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

Dr. Michael Hayden joined Teva as President of Global R&D and Chief Scientific Officer in 2012. He is also currently the Killam Professor of Medical Genetics at the University of British Columbia and Canada Research Chair in Human Genetics and Molecular Medicine. He is also the founder and Senior Scientist of the Centre for Molecular Medicine and Therapeutics at the University of British Columbia. Prior to joining Teva, he founded three biotechnology companies (NeuroVir, Aspreva Pharmaceuticals and Xenon Pharmaceuticals Inc.) and served as Chief Scientific Officer of Xenon from 2000 to 2012. He also served as a director of Med Biogene Inc. from 2010 to 2011. He has received numerous awards, including the Canada Gairdner Wightman Award in 2011, the Order of Canada Award in 2010, the highest honor that Canada can give its citizens for exceptional achievement, and the Distinguished Scientist Award of the Canadian Society of Clinical Investigation in 1998, and in 2008 he was named Canada’s Health Researcher of the Year. Dr. Hayden received his MB ChB in Medicine in 1975, Ph.D. in Genetics in 1979 and DCH Diploma in Child Health in 1979 from the University of Cape Town. He received his American Board Certification in both internal medicine and clinical genetics from Harvard Medical School in 1982 and an FRCPC in internal medicine from the University of British Columbia in 1984.

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

Dr. Carlo de Notaristefani joined Teva as President and Chief Executive Officer, Global Operations in 2012. Prior to joining Teva, from 2004 to 2011, Dr. de Notaristefani was a member of the senior management team at Bristol-Myers Squibb, where he served as President Technical Operations and Global Support Functions, with responsibility for global supply chain operations, quality and compliance, procurement and information technology. Before joining Bristol-Myers Squibb, Dr. de Notaristefani held several senior positions of increasing responsibility in the areas of global operations and supply chain management with Aventis, Hoechst Marion Roussell and Marion Merrell Dow. Dr. de Notaristefani holds a Ph.D. in chemical engineering from the University of Naples.

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

Timothy R. Wright joined Teva as Executive Vice President, Business Development, Strategy and Innovation, in April 2015. Mr. Wright is the founder and Chairman of the Drug Discovery and Development Institute for The Ohio State University Comprehensive Cancer Center and served as a Director there from 2011 to 2015. He is currently a member of the Ohio State Innovation Foundation Board and the Ohio State School of Pharmacy External Advisory Board. He served as President of Covidien Pharmaceuticals from 2007 to 2010. He was CEO (Interim) & President, a member of the board of directors and Chief Operating Officer at AAI Pharmaceuticals/Xanodyne from 2004 to 2007. He served at Elan Bio-Pharmaceuticals as President, Global Operations from 2001 to 2004 and President, Europe, Japan & ROW and Executive Vice President, Business Development & Licensing from 2001 to 2002. During 1984 to 1999, he served at DuPont Merck Pharmaceutical Company, holding roles such as Senior Vice President, Strategy & Corporate Business Development from 1996 to 1999, Vice President, Strategic Marketing & Operations—Europe from 1995 to 1996, President & CEO, Toronto, Canada from 1993 to 1995, and Vice President, Marketing from 1990 to 1993. Mr. Wright holds a B.sc. from Ohio State University.

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

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013, as a director of Luxottica Group SpA. from 2006 to 2014 and as a director of Admiral Group plc from 2012 to 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972. Mr. Abravanel’s years of service as an international business consultant, including to the pharmaceutical industry, together with his service as a director at leading firms in Europe, provides a broad business and management perspective.

Dr. Sol J. Barer joined Teva’s Board of Directors in January 2015. Dr. Barer is Managing Partner at SJ Barer Consulting. From 1987 to 2011, he served in top leadership roles at Celgene Corporation, including as Executive Chairman from 2010 to 2011, Chairman and CEO from 2007 to 2010, CEO from 2006 to 2010, President and Chief Operating Officer from 1994 to 2006 and President from 1993 to 1994. Prior to that, he was a founder of the biotechnology group at the chemical company Celanese Corporation, which was later spun off as Celgene. Dr. Barer serves on the board of directors of Amicus Therapeutics and Aegerion Pharmaceuticals. Dr. Barer is Chairman of the Board of InspireMD, Contrafect, Edge Therapeutics and Medgenics. Dr. Barer received his Ph.D. in organic and physical chemistry from Rutgers University in 1974 and his B.S. in Chemistry from Brooklyn College of the City University of New York in 1968. With his long career as a senior pharmaceutical executive and leadership roles in various biopharmaceutical companies, Dr. Barer provides broad and experienced knowledge of the global pharmaceutical business and industry as well as extensive scientific expertise.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is the Director of the Institute of Urologic Oncology and Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA), where he has held the Roy and Carol Doumani Chair in Urologic Oncology since 2000. Dr. Belldegrun also serves as Chairman, President, CEO and Founder of Kite Pharma, Inc., Chairman of Arno Therapeutics, Inc. and Chairman of UroGen Pharma Ltd. (formerly TheraCoat Ltd.). Until 2013, he served as a director of Nile Therapeutics Inc. and until October 2014 he served as a director of SonaCare Medical LLC. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder and founding Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology (which was acquired by Johnson & Johnson in 2009). Dr. Belldegrun is Chairman and Partner of Two River Consulting, LLC. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; biotechnology group leader of the Mayor of Los Angeles’ Economy and Jobs Committee; and is the author of more than 500 scientific publications. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School and conducted his post-doctoral studies in immunology at the Weizmann Institute of Science in Israel. He completed his urologic surgery residency at Harvard Medical School and his fellowship at the National Cancer Institute/National Institutes of Health. Dr. Belldegrun’s career as a leading medical researcher and his entrepreneurial activities in various pharmaceutical ventures provide scientific expertise and pharmaceutical development experience.

Rosemary A. Crane joined Teva’s Board of Directors in September 2015. Ms. Crane served as President and Chief Executive Officer of MELA Sciences, Inc. from 2013 to 2014. Ms. Crane was Head of Commercialization and a partner at Appletree Partners from 2011 to 2013. From 2008 to 2011, she served as President and Chief Executive Officer of Epocrates Inc. Ms. Crane served in various senior executive positions at Johnson & Johnson from 2002 to 2008, including as Group Chairman, OTC & Nutritional Group from 2006 to 2008, as Group Chairman, Consumer, Specialty Pharmaceuticals and Nutritionals from 2004 to 2006, and as Executive Vice President of Global Marketing for the Pharmaceutical Group from 2002 to 2004. Prior to that, she held various positions at Bristol-Myers Squibb from 1982 to 2002, including as President of U.S. Primary Care from 2000 to 2002 and as President of Global Marketing and Consumer Products from 1998 to 2000. Ms. Crane has served as Vice Chairman of the Board of Zealand Pharma A/S since 2015. Ms. Crane received an M.B.A. from Kent State University in 1986 and a B.A. in communications and English from the State University of New York in 1981. With over 30 years of experience in commercialization and business operations, primarily in the pharmaceutical and biotechnology industries, and more than 25 years of therapeutic and consumer drug launch expertise, Ms. Crane provides broad and experienced knowledge of the global pharmaceutical business and industry.

Amir Elstein rejoined Teva’s Board of Directors in 2009. From January 2014 to July 2014, he served as Vice Chairman of the Board of Directors of Teva. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governors of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein served as the Chairman of the Board of Directors of Israel Corporation from 2010 to 2013. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where his most recent position was Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992. Mr. Elstein’s leadership positions in various international corporations, including his experience as a chairman in international public companies and his service as an executive officer at Teva and other companies, provides global business management and pharmaceutical expertise.

Jean-Michel Halfon joined Teva’s Board of Directors in 2014, serving as a statutory independent director under Israeli law. He currently serves as an independent consultant, providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies. From 2008 until 2010, Mr. Halfon served as President and General Manager of Emerging Markets at Pfizer Inc., after having served in various senior management positions since 1989. From 1987 until 1989, Mr. Halfon served as Director of Marketing in France for Merck & Co., Inc. Mr. Halfon received a B.S. from Ecole Centrale des Arts et Manufactures in 1974 and an M.B.A. from Institut Supérieur des Affaires in 1977. Mr. Halfon’s years of experience in senior management at leading pharmaceutical companies, particularly his experience with emerging markets, provides expertise in international pharmaceutical operations and marketing.

Gerald M. Lieberman joined Teva’s Board of Directors in September 2015. Mr. Lieberman is currently a special advisor at Reverence Capital Partners, a private investment firm focused on the middle-market financial services industry. From 2000 until 2009, Mr. Lieberman was an executive at AllianceBernstein L.P., where he served as President and Chief Operating Officer from 2004 to 2009, as Chief Operating Officer from 2003 to 2004 and as Executive Vice President, Finance and Operations from 2000 to 2003. From 1998 until 2000, he served as Senior Vice President, Finance and Administration at Sanford C. Bernstein & Co., Inc., until it was acquired by Alliance Capital in 2000, forming AllianceBernstein L.P. Prior to that, he served in various executive positions at Fidelity Investments and at Citicorp. Mr. Lieberman served on the board of directors of Forest Laboratories, LLC from 2011 to 2014, Computershare Ltd. from 2010 to 2012 and AllianceBernstein L.P. from 2004 to 2009. Mr. Lieberman received a B.S. in business from the University of Connecticut in 1969. With his many years of experience as an executive in leading financial services companies, Mr. Lieberman provides finance, risk management and operating expertise for large, complex organizations.

Galia Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Ms. Maor serves as a member of Council and on the Finance Committee of the Open University of Israel since 1988 and as Chairperson of the Circle of Friends of Sheba Medical Center in Israel since 2013. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967. Ms. Maor’s experience in the private sector as one of Israel’s leading banking executives, as well as her experience as a senior executive at Bank of Israel, provides financial, capital markets, accounting and regulatory expertise.

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director under Israeli law. From 2008 until 2010, Mr. Nitzani served as Chairman of Hadassah Medical Center, after serving as a director there from 1996 until 2008. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., where his most recent position was Head of the Client Assets Private Banking and Consulting Division. Previously, he served as Managing Director of the Government Companies Authority from 1991 to 1995 and CEO of the Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani served as a director in three subsidiaries of Migdal Capital Markets Group from December 2009 (and as a Chairman of one of them from 2010) to 2013. Mr. Nitzani also served as a director of the Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, and of Adanim Mortgage Bank from 2006 to 2008. Mr. Nitzani serves as chairman of the endowment fund and as a member of the investment funds committee of Tel Aviv University since 2012. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani’s years as an executive in the banking, finance and insurance industries, as well as his governmental, regulatory and hospital administration experience, provides broad business, capital markets, financial, accounting, healthcare and regulatory expertise.

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

Gabrielle Sulzberger joined Teva’s Board of Directors in September 2015, serving as a statutory independent director under Israeli law. Ms. Sulzberger has served as General Partner and Investment Manager of Rustic Canyon/Fontis Partners, L.P., a diversified investment fund, since its inception in October 2005. Ms. Sulzberger has served on the board of directors of Whole Foods Market, Inc. since 2003, where she chairs the audit committee, and on the board of directors of Brixmor Property Group since 2015. Ms. Sulzberger served on the board of directors of Stage Stores, Inc. from 2010 to 2015. She has also served as chief financial officer of several privately owned companies and as a principal in several private equity capital funds. Ms. Sulzberger received a B.A. in urban studies from Princeton University in 1981, a J.D. from Harvard Law School and an

M.B.A. from Harvard Business School, both in 1987. Ms. Sulzberger’s entrepreneurial background, years of service as a public company director, including as a member of the audit committee, and her experience as a chief financial officer provides the Company with financial, leadership, strategy and risk assessment expertise.

The biography of Erez Vigodman, our President and Chief Executive Officer, and one of our directors, appears under “—Executive Officers” above.

Compensation of Executive Officers and Directors

Certain Compensation-Related Requirements of the Israeli Companies Law

As required by the Israeli Companies Law, 1999 (the “Israeli Companies Law”), we have adopted a compensation policy regarding the terms of office and employment of our office holders, including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and other benefits (“Terms of Office and Employment”). The term “office holder,” as defined in the Israeli Companies Law, includes directors, the chief executive officer, other executive officers and any other managers directly subordinate to the chief executive officer. Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved at our 2013 annual general meeting of shareholders, and an amendment to the Compensation Policy was approved at our 2015 annual general meeting of shareholders.

The Compensation Policy is reviewed from time to time by our Human Resources and Compensation Committee (the “Compensation Committee”) and Board of Directors, to ensure its alignment with Teva’s compensation philosophy and to consider its appropriateness for Teva.

Our Compensation Policy is designed to link pay to performance and align our executive officers’ interests with those of Teva and our shareholders. It allows us to provide meaningful incentives that reflect both Teva’s short- and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and designed to reduce incentives to take excessive risks.

Pursuant to the Israeli Companies Law, arrangements between Teva and its office holders must generally be consistent with the Compensation Policy. However, under certain circumstances, we may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a special majority of our shareholders, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the company.

In addition, pursuant to the Israeli Companies Law, the Terms of Office and Employment of our office holders require the approval of the Compensation Committee and the Board of Directors. The Terms of Office and Employment of directors (including those of a chief executive officer who is a director) further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, the approval of the shareholders by the special majority mentioned above is also required.

Under certain circumstances, if the Terms of Office and Employment of office holders who are not directors are not approved by the shareholders (where such approval is required), the Compensation Committee and the Board of Directors may nonetheless approve such terms. In addition, non-material amendments of the Terms of Office and Employment of office holders who are not directors may be approved by the Compensation Committee only.

Aggregate Executive Compensation

The aggregate compensation granted to our ten current executive officers during or with respect to the year ended December 31, 2015 was $23.2 million (as recorded in our financial statements for the year ended December 31, 2015, including cash bonuses with respect to 2015, but excluding equity-based compensation).

For a discussion of the compensation granted to our five most highly compensated office holders during or with respect to 2015, see “Individual Covered Executive Compensation” below, and for a discussion of the compensation paid to our directors during or with respect to 2015, see “Compensation of Directors” below.

In 2015, our ten current executive officers had a cash gain of $7,154,524 as a result of the sale of exercised share options and vested restricted share units (“RSUs”).

In 2015, options to purchase an aggregate of 1,053,130 Teva shares were awarded to our current executive officers at a weighted average exercise price of $57.85 per option and a weighted average grant date fair value of $10.26 per option, with expiration dates in 2025, as well as 200,234 performance share units (“PSUs”) with a weighted average grant date fair value of $53.94 per unit. The aggregate grant date fair value of this equity-based compensation granted in 2015 is approximately $21.6 million. For general information regarding our equity-based incentive plan, see “Equity-Based Plans” below.

Individual Covered Executive Compensation

The table and summary below outline the compensation granted to our five most highly compensated office holders as part of their Terms of Office and Employment during or with respect to the year ended December 31, 2015, as recorded in our financial statements for the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table(1)

Information Regarding the Covered Executive		Compensation for Services				Other Compensation		Total ($)
Name and Principal Position(2)	Holdings in Teva (%)(3)	Base Salary ($)(4)	Benefits and Perquisites ($)(5)	Cash Bonuses ($)(6)	Equity-Based Compensation ($)(7)	Rent ($)(8)	Other ($)(9)
Erez Vigodman(10)	*	1,363,692	722,627	2,253,581	1,327,657	—	—	5,667,557
President and Chief Executive Officer

Dr. Michael Hayden(11)	*	1,050,000	865,730	1,608,239	2,295,677	84,127	500,000	6,403,773
President of Global R&D and Chief Scientific Officer

Eyal Desheh(12)	*	733,863	786,020	1,110,824	1,701,057	—	—	4,331,764
Group Executive Vice President, Chief Financial Officer

Sigurdur (Siggi) Olafsson(13)	*	954,955	137,507	1,499,375	958,432	—	400,000	3,950,269
President and Chief Executive Officer, Global Generic Medicines Group

Dr. Carlo de Notaristefani(14)	*	877,231	204,297	1,189,398	1,559,349	—	—	3,830,275
President and Chief Executive Officer, Global Operations

*	Less than 0.1%.
(1)	Amounts reported are in terms of cost to Teva.

(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at a monthly average conversion rate for 2015.
(3)	The percentage reported in this column reflects the number of ordinary shares or ADSs as well as vested equity-based awards held by the Covered Executive on January 31, 2016.
(4)	Amounts reported in this column with respect to Dr. de Notaristefani include a $57,231 catch-up payment made in 2015 due to an increase of his monthly base salary retroactive to July 2014.
(5)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, personal injury), phone and telecommunications, meals, clothing allowance, employee stock purchase plan, child tuition, convalescence pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Teva’s guidelines.

With respect to Dr. Hayden, these amounts also include payments and benefits associated with his presence in Israel and include payments such as tax consulting services, family visitation travel expenses and medical insurance reimbursement for Dr. Hayden and his wife.

(6)	Amounts reported in this column refer to cash bonuses granted with respect to 2015. For further information regarding the annual cash bonuses for our Covered Executives for 2015, see below under “Annual Cash Bonuses for 2015.”

(7)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015, with respect to equity-based compensation awarded to our Covered Executives, including one-time grants upon promotion. Assumptions and key variables used in the calculation of such amounts are discussed in note 14 to our audited consolidated financial statements set forth elsewhere in this report. The number of PSUs referred to under “Compensation of Executive Officers and Directors” refers to the target number of PSUs that may be earned by a Covered Executive upon the performance of 100% of the goals set forth in the Covered Executive’s award. For further discussion regarding the PSUs granted to our Covered Executives, see below under “Performance Share Units” and footnote 13 below. For additional information regarding our equity incentive plans, see “Equity-Based Plans” below.

(8)	Amounts reported in this column refer to payment or reimbursement for rent and the cost of utilities for a family residence associated with Dr. Hayden’s presence in Israel.

(9)	Amounts reported in this column refer to a retention bonus for Dr. Hayden and a deferred signing bonus for Mr. Olafsson, both paid in 2015.

(10)	Mr. Vigodman

Mr. Vigodman, who also serves as a director on our Board of Directors, has waived his entitlement to any additional compensation due to him in such capacity.

In 2014, Mr. Vigodman was granted options to purchase 280,702 Teva shares (with an exercise price of $41.05 per share) and 15,660 RSUs under our 2010 Long-Term Equity-Based Incentive Plan (as amended, the “2010 Plan”), 33% of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $639,060.

In 2015, Mr. Vigodman was granted options to purchase 163,859 Teva shares (with an exercise price of $57.35 per share) and 30,869 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $688,598.

Mr. Vigodman’s employment terms generally require the parties to provide nine months’ notice of termination of employment, other than in connection with a termination for cause. We may waive Mr. Vigodman’s services as President and Chief Executive Officer during such notice period or any part thereof, on the condition that we pay him his monthly base salary and all additional compensation and benefits in respect of such waived period.

Upon termination of his employment as President and Chief Executive Officer, Mr. Vigodman will generally be entitled to receive payments associated with termination as required pursuant to applicable Israeli law, certain accrued obligations and a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his monthly base salary multiplied by the number of his years of service. Mr. Vigodman is also entitled to receive an amount equal to eighteen times his monthly base salary, in consideration for and conditioned upon his undertaking not to compete with Teva for one year following termination. In the event of the termination of his employment in circumstances such as death, disability, resignation, retirement or termination for cause, Mr. Vigodman may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event that his employment is terminated without cause or he resigns for good reason, in each case, within one year following certain mergers and as a result thereof, Mr. Vigodman will be entitled to an additional lump sum payment equal to twelve times his monthly base salary.

If Mr. Vigodman’s employment as President and Chief Executive Officer is terminated by Teva without cause or if he resigns for good reason, he will be entitled to continued vesting of equity-based awards for twelve months following termination and an extension of the exercise period of outstanding options for a period of ninety days after such twelve month period. In the event he retires or resigns without good reason, he will be entitled to continued vesting of equity-based awards for nine months following termination and an extension of the exercise period of outstanding options for a period of sixty days after such nine month period. In the event his employment is terminated for cause, all equity-based awards (whether or not vested) shall expire or be immediately forfeited as of the date of termination. In addition, as described in the 2010 Plan, in the event his employment is terminated due to death, disability or upon his qualifying retirement, equity-based awards will continue to vest and remain exercisable in accordance with their original schedule.

All termination payments and benefits in excess of those required to be paid pursuant to applicable law are subject to the execution of a release of claims, and shall immediately terminate, and we shall have no further obligations to Mr. Vigodman with respect thereto, in the event that he breaches his non-compete obligations (which apply until the twelve-month anniversary of his termination date), confidentiality obligations (which apply indefinitely) and other restrictive covenants.

(11)	Dr. Hayden

Upon his joining Teva in 2012, Dr. Hayden was granted options to purchase 275,000 Teva shares (with an exercise price of $42.19 per share) and 54,455 RSUs under the 2010 Plan, of which approximately 67% have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $1,457,597.

In 2014, Dr. Hayden was granted options to purchase 98,581 Teva shares (with an exercise price of $48.76 per share) and 20,066 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $441,616.

In 2015, Dr. Hayden was granted options to purchase 94,343 Teva shares (with an exercise price of $57.35 per share) and 17,773 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $396,464.

Dr. Hayden’s employment terms generally require the parties to provide nine months’ notice of termination of employment other than in connection with a termination for cause. We may waive Dr. Hayden’s services during such notice period or any part thereof, on the condition that we pay him his monthly base salary and all additional compensation and benefits in respect of such waived period.

Upon termination of his employment, Dr. Hayden will generally be entitled to receive payments associated with termination as required pursuant to applicable Israeli law, certain accrued obligations, cash severance equal to his annual base salary, a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his monthly base salary multiplied by the number of his years of service, certain relocation benefits (should he choose to move back to Canada within one year following termination) and payment of certain costs associated with medical insurance for eighteen months both for him and his wife, continued vesting of his equity-based awards generally until the first anniversary of the termination date and the extension of the exercise period for outstanding share options generally for an additional twelve month period following the first anniversary of the termination date. The extended vesting and exercisability of equity-based awards may be longer in certain circumstances In the event his employment is terminated in circumstances such as death, disability, resignation, retirement or termination for cause, Dr. Hayden may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event that his employment is terminated without cause or he resigns for good reason, in each case, within one year following certain mergers, Dr. Hayden will be entitled to an additional lump sum payment of $1.5 million.

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

Teva has agreed to support certain academic and research activities associated with Dr. Hayden, by contributing up to $1 million in each of the first three years of his employment, subject to his continuous employment during that period. Teva will be entitled to information rights and a right of first offer with respect to the results of such research activities. These research activities will be supported by Teva following Dr. Hayden’s recommendations.

(12)	Mr. Desheh

In 2011, Mr. Desheh was granted options to purchase 198,003 Teva shares (with an exercise price of $41.72 per share) and 31,428 RSUs under the 2010 Plan, 100% of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $888,836.

In 2014, Mr. Desheh was granted options to purchase 98,581 Teva shares (with an exercise price of $48.76 per share) and 20,066 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $441,616.

In 2015, Mr. Desheh was granted options to purchase 89,376 Teva shares (with an exercise price of $57.35 per share) and 16,838 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $375,604.

Mr. Desheh’s employment terms generally require the parties to provide nine months’ notice of termination of employment other than in connection with a termination for cause. We may waive Mr. Desheh’s services during such notice period or any part thereof, on the condition that we pay him his monthly base salary and all additional compensation and benefits in respect of such waived period.

Upon termination, Mr. Desheh will generally be entitled to receive payments associated with termination as required pursuant to applicable Israeli law and certain accrued obligations, a partial bonus to be calculated in accordance with the provisions of his employment terms and a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his monthly base salary multiplied by the number of his years of service. Mr. Desheh is also entitled to receive an amount equal to twelve times his monthly base salary, in consideration for and conditioned upon his undertaking not to compete with Teva for one year following termination. In the event his employment is terminated in circumstances such as death, disability, resignation, retirement or termination for cause, Mr. Desheh may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event that his employment is terminated without cause within one year following certain mergers and as a result thereof, Mr. Desheh will be entitled to an additional lump sum payment of $1.5 million.

(13)	Mr. Olafsson

In 2014, Mr. Olafsson was granted options to purchase 88,238 Teva shares (with an exercise price of $54.02 per share) and 18,229 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $438,163.

In 2015, Mr. Olafsson was granted options to purchase 94,343 Teva shares (with an exercise price of $57.35 per share) and 17,773 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $396,464.

In light of the increase in Mr. Olafsson’s scope of work and responsibilities as head of our Global Generics Medicines Group in connection with the Actavis Generics acquisition, Mr. Olafsson was granted a one-time grant of options to purchase 160,114 Teva shares (with an exercise price of $59.19 per share) and 31,731 PSUs under our 2015 Long-Term Equity-Based Incentive Plan (the “2015 Plan”) in October 2015, none of which has vested as of the date of this report. The grant date fair value of such awards recorded in our financial statements for the year ended December 31, 2015 is $123,806. The number of PSUs earned under this award (which is also subject to a three-year vesting term) is based on the achievement of stock price goals within a three-year period. Under certain circumstances, in the event his employment is terminated by mutual agreement with us, Mr. Olafsson will be entitled to continued vesting of the award until the end of the three-year period and the adjustment of the performance period to end on the termination date. Mr. Olafsson will receive 50% of the award upon meeting the threshold goal, 100% upon meeting the target goal and 200% upon meeting the maximum goal. Payouts for performance between achievement levels are determined linearly.

Mr. Olafsson’s employment terms generally require him to provide Teva three months’ notice of termination of his employment and require Teva to provide him six months’ notice of termination, other than in the event of the termination of his employment for cause. We may waive Mr. Olafsson’s services during such notice period or any part thereof, on the condition that we pay him his monthly base salary and all additional compensation and benefits in respect of such waived period, and agree to provide him continued vesting of equity grants that would otherwise have vested during the notice period.

Upon termination of his employment, Mr. Olafsson will generally be entitled to receive payments associated with termination as required pursuant to applicable law, certain accrued obligations, a make-up payment equal to the product of one and one-half times his monthly base salary multiplied by the number of his years of service, continued payment of his monthly base salary for twelve months, and payment of certain costs associated with medical insurance for eighteen months. In the event that his employment is terminated in circumstances such as death, disability, resignation or termination for cause, Mr. Olafsson may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event that his employment is terminated without cause or he resigns for good reason under certain circumstances within one year following certain mergers and as a result thereof, Mr. Olafsson will be entitled to an additional lump sum payment of $1.5 million.

All termination payments and benefits in excess of those required to be paid pursuant to applicable law are subject to the execution of a release of claims, and shall immediately cease, we shall have no further obligations to Mr. Olafsson with respect thereto and Mr. Olafsson shall promptly repay to Teva any payments or benefits provided, in the event that he breaches his non-compete obligations (which apply until the twelve-month anniversary of his termination date), confidentiality obligations (which apply indefinitely) and other restrictive covenants.

(14)	Dr. de Notaristefani

Upon joining Teva in 2012, Dr. de Notaristefani received a grant of options to purchase 150,003 Teva shares (with an exercise price of $40.87 per share), and 29,013 RSUs under the 2010 Plan, of which approximately 67% has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $742,130.

In 2014, Dr. de Notaristefani was granted options to purchase 98,581 Teva shares (with an exercise price of $48.76 per share) and 20,066 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $441,616.

In 2015, Dr. de Notaristefani was granted options to purchase 89,376 Teva shares (with an exercise price of $57.35 per share) and 16,838 PSUs under the 2010 Plan, none of which has vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015 is $375,604.

Dr. de Notaristefani’s employment terms generally require the parties to provide three months’ notice of termination of employment other than in connection with a termination for cause. We may waive Dr. de Notaristefani’s services during such period or any part thereof, on the condition that we pay him his monthly base salary and all additional compensation and benefits in respect of such waived period.

Upon termination, Dr. de Notaristefani will generally be entitled to receive payments associated with termination as required pursuant to applicable law and certain accrued obligations, cash severance equal to the product of one and one-half times his monthly base salary multiplied by the number of his years of service, continued payment of his monthly base salary for twelve months, and payment of certain costs associated with medical insurance for eighteen months. In the event his employment is terminated in circumstances such as death, disability, resignation or termination for cause, Dr. de Notaristefani may not be entitled to one or more of the above termination payments. In the event that his employment is terminated without cause within one year following certain mergers and as a result thereof, Dr. de Notaristefani will be entitled to an additional lump sum payment of $1.5 million.

All termination payments and benefits in excess of those required to be paid pursuant to applicable law are subject to the execution of a release of claims, and shall immediately terminate and Teva shall have no further obligations to Dr. de Notaristefani with respect thereto, and Dr. de Notaristefani shall promptly repay to the Company any such payments or benefits provided, in the event that he breaches his non-compete obligations (which apply until the twelve-month anniversary of his termination date), confidentiality obligations (which apply indefinitely) and other restrictive covenants.

Annual Cash Bonuses for 2015

As provided in our Compensation Policy, annual cash bonuses are aimed to ensure that our executive officers are aligned in reaching Teva’s short- and long-term goals. Annual cash bonuses are therefore a strictly pay-for-performance compensation element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

The Compensation Committee and the Board of Directors have approved the following annual cash bonus objectives and payout terms for 2015 for our Covered Executives (other than for our President and Chief Executive Officer, whose objectives and payout terms are described below), consistent with the Company’s annual operating plan approved by the Board of Directors, as well as the Compensation Policy:

•

60% of the 2015 annual cash bonus objectives were based on overall company performance measures, using key performance indicators. These key performance indicators are comprised of: 25% non-GAAP operating profit, 15% net revenue, 10% free cash flow (excluding legal settlements and restructuring), 5% quality and 5% compliance. These performance measures are subject to adjustment for currency fluctuations.

•

20% of the 2015 annual cash bonus objectives were based on business unit/cluster/regional performance measures. These performance measures are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Teva’s annual operating plan.

•	20% of the 2015 annual cash bonus objectives were based on an evaluation of each Covered Executive’s performance in 2015 by the Compensation Committee and the Board of Directors.

The payout terms for the annual cash bonus for 2015 for our Covered Executives (other than our President and Chief Executive Officer) are as follows:

Level of Achievement of Performance Criteria*	% Achievement of Performance Criteria	Potential Annual Incentive as a % of Annual Base Salary
Threshold	80% or Less	No annual bonus payment
Target	100%	100%
Maximum Bonus	120%	200%

(*)	Payouts for performance between threshold and maximum are determined linearly based on a straight-line interpolation of the applicable payout range (i.e., 5% for each percentile change in performance).

No additional payout is made for performance in excess of 120% achievement of the performance criteria.

Further to our shareholders’ approval at our 2014 general meetings, the Compensation Committee and the Board of Directors have approved the following annual cash bonus objectives and payout terms for 2015 for our President and Chief Executive Officer, consistent with the Company’s annual operating plan approved by the Board of Directors, as well as the Compensation Policy:

•

85% of the President and Chief Executive Officer’s annual cash bonus objectives for 2015 were based on overall company performance measures, similar to those determined for our other Covered Executives, using key performance indicators. These key performance indicators are comprised of: 35.4% non-GAAP operating profit, 21.2% net revenue, 14.2% free cash flow (excluding legal settlements and restructuring), 7.1% quality and 7.1% compliance. These performance measures are subject to adjustment for currency fluctuations.

•

15% of the President and Chief Executive Officer’s annual cash bonus objectives for 2015 were based on an evaluation of his overall performance by the Compensation Committee and the Board of Directors, including establishing and implementing Teva’s strategy and leadership.

The payout terms for Mr. Vigodman’s annual cash bonus for 2015 are as follows:

Level of Achievement of Objectives(*)	% Achievement of Objectives	Potential Annual Cash Incentive as a % of Annual Base Salary
Below Threshold	Less than 85%	No annual cash bonus payment
Threshold	85%	8.75%
Target	100%	140%
Maximum Bonus	125%	200%

(*)	Payouts for performance between the threshold and target are determined linearly based on a straight line interpolation of the applicable payout range (i.e., 8.75% for each percentile change in performance). Payouts for performance between the target and maximum bonus are determined linearly based on a straight line interpolation of the applicable payout range (i.e., 2.4% for each percentile change in performance).

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

2010 Long-Term Equity-Based Incentive Plan

The 2010 Plan was approved at our 2010 annual general meeting of shareholders. The 2010 Plan allows for the grant of share options, as well as restricted shares, RSUs and other share-based awards. The 2010 Plan replaced our 2005 Long-Term Equity-Based Incentive Plan, and expired on June 28, 2015 (except with respect to awards outstanding on that date), and no additional awards under the 2010 Plan may be made. The purpose of the 2010 Plan was to assist Teva in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to Teva and its affiliates, and (b) promoting the creation of long-term value for our shareholders by closely aligning the interests of such individuals with those of such shareholders.

Under the 2010 Plan, 70 million ordinary shares or ADSs were reserved for issuance. At the date of its expiration, there remained 12,236,957 shares available for grant as options (or option equivalents). As of December 31, 2015, out of the 70 million shares originally authorized under the 2010 Plan, awards covering 36,133,362 Teva shares were outstanding and 23,648,583 shares had been issued. Over any three-year period, the average annual number of Teva shares underlying awards granted under the 2010 Plan was not allowed to exceed 2% of Teva’s then outstanding shares.

The 2010 Plan generally provides that (i) the exercise price of each option may not be less than the fair market value of one share on the date of grant; (ii) the term of each option may not exceed ten years from the date of grant; (iii) subject to any acceleration of vesting in connection with a change in control of Teva (as defined in the 2010 Plan) or certain similar corporate transactions, no options, restricted shares or RSUs granted under the 2010 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant (or, in the case of directors, the second anniversary); (iv) any share underlying an award granted under the 2010 Plan that is not purchased or issued may be used for the grant of additional awards under the 2010 Plan (provided that shares withheld in consideration for the payment of the exercise price or taxes relating thereto will constitute shares delivered); and (v) unless determined otherwise in a sub-plan or an award agreement, if a participant ceases to be employed by Teva or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by Teva or such affiliate for cause, such participant’s vested options will remain exercisable for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the option’s original expiration date, unvested restricted shares and unvested RSUs will be forfeited for no consideration, and vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Teva or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options (both vested and unvested) will terminate immediately as of the termination date, unless prohibited by applicable law, and unvested restricted shares and RSUs (both vested and unvested) will be forfeited for no consideration. In the event of termination due to death, disability or a qualifying retirement, the participant’s options, restricted shares and RSUs will continue to vest, as if no termination had occurred, and, if applicable, will remain exercisable or settle in accordance with the schedule set forth in the applicable award agreement.

The options and RSUs granted to our Covered Executives under the 2010 Plan vest in three equal annual installments commencing on the second anniversary of the grant date, and are generally subject to continued employment of the executive officer with Teva. For information regarding the performance share units granted to our Covered Executives, see discussion below under “Performance Share Units” and footnote 13 above. According to the Compensation Policy, equity-based awards shall generally be granted on an annual basis.

For information regarding the aggregate equity-based compensation awarded in 2015 to our current executive officers, see “Aggregate Executive Compensation” above.

2015 Long-Term Equity-Based Incentive Plan

The 2015 Long-Term Equity-Based Incentive Plan was approved at our 2015 annual general meeting of shareholders. The 2015 Plan allows for the grant of share options, as well as restricted shares, RSUs, performance awards, share appreciation rights (“SARs”) and other share-based awards. The 2015 Plan replaced our 2010 Plan, and will terminate on September 2, 2020 (except with respect to awards outstanding on that date). Similar to the 2010 Plan, the purpose of the 2015 Plan is to assist Teva in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to Teva and its affiliates, and (b) promoting the creation of long-term value for our shareholders by closely aligning the interests of such individuals with those of such shareholders.

Under the 2015 Plan, 43,700,000 ordinary shares or ADSs are reserved for issuance (which include 12,236,957 shares that remained available for grant as options or option equivalents under the 2010 Plan at the time of its expiration), in a “fungible pool” available for issuance thereunder or pursuant to the exercise of options or SARs, or the settlement of awards subject to settlement, to be granted thereunder, of which approximately 43,400,000 remained available for issuance as of December 31, 2015. In addition, to the extent that any outstanding grant under the 2010 Plan prior to the effective date of the 2015 Plan expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of shares to which the grant related, the number of such undelivered shares will increase the maximum number of shares available for grant under the 2015 Plan by up to a maximum of 41,283,682 shares (subject to adjustment in accordance with the terms of the 2015 Plan). The pool of available shares will be reduced by one share for every option or SAR that is granted. Each “full-value” award will reduce the pool according to a ratio determined on or about the grant date, based on the fair value of the “full value” award to the fair value of an option or SAR, as applicable. “Full-value” awards are any awards other than options or SARs, including restricted shares, RSUs, performance awards and other share-based awards denominated in full shares. Equity-based awards assumed or substituted by Teva or its affiliates as part of a corporate transaction (including, without limitation, from an entity that is merged into or with Teva, acquired by us or otherwise involved in a similar corporate transaction with us) will not count against the number of shares reserved and available for issuance pursuant to the 2015 Plan.

The 2015 Plan generally provides that (i) the exercise price or base price of each option or SAR may not be less than the fair market value of one share on the date of grant; (ii) the term of each option or SAR may not exceed ten years from the date of grant; (iii) subject to any acceleration of vesting in connection with a change in control of Teva (as defined in the 2015 Plan) or certain similar corporate transactions, except for awards granted to non-employee directors, no options, restricted shares, RSUs, performance awards or SARs granted under the 2015 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant and we may require that certain performance objectives be met for purposes of vesting in awards of options, restricted shares, RSUs or SARs; (iv) any shares underlying an award granted under the 2015 Plan that are not delivered as a result of an award that has expired, or has been canceled, forfeited, settled in cash or otherwise terminated without delivery to the participant of the full number of shares to which the award related may be used for the grant of additional awards under the 2015 Plan, however, shares withheld from an award in payment of the exercise price or taxes relating thereto will constitute shares delivered under the 2015 Plan and will not again be available for issuance thereunder; and (v) unless otherwise provided in a subplan or award agreement or otherwise determined by us, if a participant ceases to be employed by Teva or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by Teva or such affiliate for cause, such participant’s options and SARs will remain exercisable, to the extent exercisable at the time of cessation of employment, for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the option’s original expiration date of the option or SAR, such participant’s unvested restricted shares, unvested RSUs and unearned and unvested performance awards, will be forfeited for no consideration, and such participant’s vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Teva or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options and SARs (both vested and unvested) will expire immediately and be forfeited for no consideration, and such participant’s unvested restricted shares and RSUs (both vested and unvested) and performance awards (to the extent not yet paid) will be forfeited for no consideration. In the event of termination due to death or disability, the participant’s options, restricted shares, RSUs and SARs will immediately become vested (with any performance-based vesting options and SARs vesting based on target level of performance) and any options or SARs will remain exercisable through the original expiration date of such options or SARs, and any RSUs will immediately be settled and the participant’s performance awards will immediately become vested and paid out based on target level of performance.

Performance Share Units

The Compensation Committee and the Board of Directors have determined that the performance goals for the PSUs granted to our Covered Executives will be based on our long-range plan approved by the Board. PSUs cliff vest three years from grant.

The Compensation Committee and the Board of Directors further approved that the number of PSUs earned subject to vesting (“Earned PSUs”) be based on the achievement of the PSU performance goals comprised of our cumulative non-GAAP operating profit and cumulative net revenue both subject to adjustment for currency fluctuation, for a three-year period, in accordance with the following:

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

Under certain circumstances set forth in the award agreements, the Compensation Committee and the Board of Directors shall have the discretion to adjust (increase or decrease) the PSU performance goals and their relative weights.

Unless determined otherwise in an award agreement and/or an employment agreement, (i) if a participant ceases to be employed by Teva or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by Teva or such affiliate for cause, prior to the time that such participant’s Earned PSUs have vested, such participant’s unvested PSUs will expire as of the date of such termination and all vesting of PSUs shall cease, (ii) if a participant’s employment is terminated for cause, or the participant resigns in circumstances where Teva or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, prior to the time such Earned PSUs have settled, such participant’s PSUs (whether or not vested and whether or not Earned PSUs) will be forfeited as of the date of such termination, (iii) in the event of termination due to death, disability or a qualifying retirement prior to the time that the Earned PSUs have vested, the participant’s PSUs shall be earned based on actual performance during the three-year period and continue to vest in accordance with their original vesting schedule as if no such termination had occurred.

Compensation of Directors

As approved at our 2015 annual general meeting of shareholders and effective as of September 3, 2015, each of our non-employee directors from time to time, including statutory independent directors and designated independent directors, is entitled to the following compensation:

(i)	Board membership fee. Non-employee directors are entitled to receive an annual cash payment of $160,000 by virtue of their membership on the Board, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment. In the event that a non-employee director serves as a member of the Board during only part of a year, a pro-rata portion of the annual board membership fee shall be paid.

(ii)	Committee membership fee. Non-employee directors are entitled to receive annual cash payments by virtue of their membership on one or more committees of the Board, of the below amounts, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment:

Committee of the Board	Annual Amount
Audit Committee	$20,000
Compensation Committee	$15,000
Other Board committees	$10,000

In the event that a non-employee director serves as a member of a committee of the Board during only part of a year, a pro-rata portion of the annual committee membership fee shall be paid.

(iii)	Equity-based remuneration.

a.	Each non-employee director who is in office immediately following an annual general meeting of shareholders, including statutory independent directors, designated independent directors and the Chairman of the Board, will, in addition to his or her cash remuneration, be entitled to an annual equity-based award in the form of RSUs, which will be granted on the date of such annual general meeting of shareholders (or shortly thereafter) (the “Date of Grant”).

b.	Each year, on the Date of Grant, each non-employee director (other than the Chairman of the Board, whose grant is described below) will receive such number of RSUs with an approximate aggregate fair market value of $130,000 as of the Date of Grant calculated by dividing the above fair market value of such grant, as applicable, by the closing price per share of our ADSs on the New York Stock Exchange on the trading day immediately prior to the Date of Grant (or by the closing price per share of our ordinary share or ADSs on any other principal United States national securities exchange on which the ADSs or ordinary shares are listed and traded on the relevant Date of Grant), rounded to the nearest whole share.

c.	Awards will be granted under Teva’s shareholder-approved long-term equity-based incentive plan(s), as in effect from time to time. Awards will be subject to any share ownership guidelines that Teva may adopt from time to time with respect to its directors.

d.	Awards will vest in full on the third anniversary of the Date of Grant.

e.	Upon termination of a non-employee director’s service as a director, other than removal pursuant to a shareholder resolution due to a breach of fiduciary duties, any unvested awards held by such non-employee director will immediately become vested.

f.	A pro-rata amount of such annual equity remuneration will be paid to any new non-employee director or a new Chairman of the Board appointed between Teva’s annual general meetings of shareholders in an amount equal to the difference between (i) an annual grant and (ii) the product of (x) an annual grant divided by 12 and (y) the number of months (including partial months) in the period between the last annual general meeting of shareholders and the date of such appointment.

g.	In the event that a non-employee director becomes an executive officer or employee of Teva and thus ceases to be a non-employee director, awards granted to such director will continue to vest subject to the same terms and conditions as originally granted. In the event that such director ceases to be a director of Teva thereafter, the provisions of subsection (e) above will apply.

h.	Awards granted to non-employee directors will reduce the number of ordinary shares available for grant under the applicable Teva shareholder-approved long-term equity-based incentive plan(s) by the ratio of the fair market value of an option to purchase ordinary shares (based on the Black-Scholes option pricing model), to the fair market value of such RSUs (based on the market value of the underlying shares less an estimate of dividends that will not accrue to the RSU holders prior to vesting), as of the Date of Grant.

VAT, if applicable, is added to the above compensation in accordance with applicable law.

In addition, Teva reimburses or covers its directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for Teva in their capacity as directors in accordance with the Compensation Policy and Israeli law.

As approved at our 2012 annual general meeting of shareholders, until September 3, 2015, each of our directors (other than the Chairman of the Board) from time to time, including statutory independent directors and designated independent directors, was entitled to an annual fee in the NIS equivalent of $190,000, plus a per meeting fee in the NIS equivalent of $2,000, in each case based on an exchange rate on the date of the approval by shareholders, plus VAT, as applicable. These payments were adjusted based on the Israeli Consumer Price Index.

As approved at our 2015 annual general meeting of shareholders and effective as of September 3, 2015, Prof. Yitzhak Peterburg, our Chairman of the Board since January 1, 2015, is entitled, for such time as he continues to serve as Chairman of the Board, to the following annual remuneration:

(i)	$567,000 paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment. In the event that the Chairman of the Board serves only during a part of a year in such capacity, a pro-rata portion of the annual cash fee will be paid. There will be no board or committee membership fee, or supplemental per-meeting fee in addition to this annual fee; and

(ii)	an annual equity-based award with a total value of $378,000, in accordance with the director equity-based remuneration framework described above.

Prof. Peterburg is also entitled to office and secretarial services at Teva’s corporate offices, payment or reimbursement of reasonable and necessary expenses incurred in the course of his service to Teva, including travel expenses, all expenses relating to the use of a cellular telephone and a car similar to and under similar terms to that provided to Teva’s President and Chief Executive Officer.

VAT, if applicable, is added to the above compensation in accordance with applicable law.

For the period from January 1, 2015 until September 3, 2015, Prof. Peterburg was paid $672,194. Prof. Peterburg also received a one-time pro-rata payment of such fee with respect to the one month period during which he undertook increased duties following announcement of his appointment until the effective date of his appointment. These amounts were reduced by amounts paid to Prof. Peterburg for his service as a director from December 1, 2014 until September 3, 2015.

Except for equity awards that accelerate upon termination, none of our directors have agreements with us relating to their service as directors that provide for benefits upon termination of service.

Israeli law sets minimum and maximum amounts and other rules regarding compensation that may be paid to the statutory independent directors and the designated independent directors, if such are appointed by Teva. Israeli law further provides that public companies may, and with respect to equity-based compensation are required to, determine that the remuneration payable to statutory independent directors and designated independent directors will be relative to that of ‘other directors’ (as defined under applicable Israeli regulation, and which currently does not include the Chairman of the Board and the President and Chief Executive Officer) as is the case with our statutory independent directors and our designated independent directors. Accordingly, if during their term as a statutory independent director or designated independent director, we change the remuneration payable to such other directors, or certain elements thereof (such as cash- or equity-based compensation), the remuneration for each statutory independent director and designated independent director will be adjusted, without further approval, so that it will be equivalent to the average remuneration payable to such other directors, as applicable, all subject to Israeli law.

Director Remuneration for 2015

The aggregate compensation paid to our directors (including the directors whose service ended during 2015, but not including the payments for our President and Chief Executive Officer in such capacity, and excluding equity-based compensation) as a group during or with respect to 2015 was $3,808,636.

In 2015, 30,073 RSUs were awarded to our directors at a weighted average grant date fair value of $56.94 per unit under the 2015 Plan. Accordingly, the aggregate grant date fair value of this equity-based compensation granted to our directors in 2015 is approximately $1.7 million.

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

Peer Group Comparisons

In making its decisions on executive compensation for the year ended December 31, 2015, the Board of Directors and the Compensation Committee generally used pharmaceutical and general industry compensation surveys and publicly disclosed information gathered by outside consultants reflecting compensation data per each role at comparable companies. The number of companies included in the surveys ranged from 5 to 119. The Board of Directors and the Compensation Committee primarily reviewed the interquartile range (i.e., median as well as the 25th and 75th percentiles). The Board of Directors and the Compensation Committee also looked at compensation for similar positions at large, global pharmaceutical and health science companies, such as Abbot Laboratories, AbbVie Inc., Actavis plc, Allergan Inc., AstraZeneca, Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline plc, Merck & Co. Inc., Merck KGaA, Mylan, Inc., Novo Nordisk A/S. Sanofi and Valeant Pharmaceuticals, Inc.

Board Practices

Our Board of Directors currently consists of 13 persons, including our President and Chief Executive Officer, of whom 12 have been determined to be independent within the meaning of applicable NYSE regulations, including our three statutory independent directors and our two designated independent directors (as further described below under “Statutory Independent Directors, Designated Independent Directors and Financial Experts”). The directors’ terms are set forth in the table above. Mr. Erez Vigodman, our President and Chief Executive Officer, is not independent under the NYSE regulations.

Our directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board of Directors or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com. We place great emphasis on maintaining high standards of corporate governance and continuously evaluate and seek to improve our governance standards. These efforts are expressed in our corporate governance principles, our committee charters and the policies of our Board of Directors.

Annual Meetings. We encourage our directors to attend annual shareholder meetings. Five of our directors attended our last annual shareholder meeting, held on September 3, 2015.

Director Terms and Education. Our directors are generally elected in three classes for terms of approximately three years. Due to the complexity of our businesses and our extensive global activities, we value the insight and familiarity with our operations that a director is able to develop over his or her service on the Board of Directors. Because we believe that extended service on our Board of Directors enhances a director’s ability to make significant contributions to Teva, we do not believe that arbitrary term limits on directors’ service are appropriate. At the same time, it is the policy of the Board that directors should not expect to be renominated automatically.

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, including several directors with global pharmaceutical experience and other qualifications adding diversity, talent and experience to the Board. Through these efforts, we have reduced the average tenure and age of our directors, while decreasing the size of the Board to 13 members. Our Chairman of the Board is independent under NYSE regulations, and 12 out of 13 of our directors are independent under NYSE regulations. Our only non-independent director is our President and Chief Executive Officer, which facilitates collaboration between the Board and management. We have also increased the number of statutory independent directors serving on the Board of Directors to three. We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members.

We provide an orientation program and a continuing education process for our directors, which include business and industry briefings, provision of materials, meetings with key management and visits to Teva facilities. We evaluate and improve our Board education and orientation programs on an ongoing basis to ensure that our directors have the knowledge and background needed for them to best perform their duties.

Board Meetings. The Board of Directors holds at least six meetings each year to review significant developments affecting Teva and to consider matters requiring approval of the Board, with additional meetings scheduled when important matters require Board action between scheduled meetings. A majority of the meetings convened, but not fewer than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. In 2015, each director attended at least 75% of the meetings of the Board of Directors and Board committees on which he or she served.

Executive Sessions of the Board. Selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management, including our President and Chief Executive Officer) generally in connection with each regularly scheduled Board meeting and additionally as needed. Executive sessions are chaired by Prof. Yitzhak Peterburg.

Director Service Contracts. Except for equity awards that accelerate upon termination, we do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services. Information regarding director compensation can be found under “Compensation of Directors” above.

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

Statutory Independent Directors, Designated Independent Directors and Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on both the audit and compensation committees. All other committees exercising powers delegated by the board of directors must include at least one statutory independent director.

Statutory independent directors are appointed at the general meeting of shareholders and must meet certain independence criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations thereunder. Jean-Michel Halfon, Joseph Nitzani and Gabrielle Sulzberger currently serve in this capacity, with terms ending on July 30, 2017, September 25, 2017 and September 3, 2018, respectively.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors according to criteria set forth under Israeli law, and generally at least one statutory independent director is required to have financial and accounting expertise. Teva has adopted a policy requiring that at least three directors qualify as financial and accounting experts, at least one of whom shall be a statutory independent director. In accordance with Israeli law and this policy, the Board of Directors has determined that Galia Maor, Joseph Nitzani and Gabrielle Sulzberger are financial and accounting experts under Israeli law. Mr. Erez Vigodman, our President and Chief Executive Officer, who also serves as a director, meets such criteria as well.

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

Audit Committee

Members:

J. Nitzani (Chairman)	G. Sulzberger	O. Slonim

J.-M. Halfon (Vice Chairman)	G. Maor

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

The responsibilities of our audit committee include, among others: (a) identifying flaws in the management of our business and making recommendations to the Board of Directors as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) making determinations and considering providing approvals concerning certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal audit work program and examining our internal control structure and processes; and (d) examining the independent auditor’s scope of work and fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. Furthermore, the audit committee discusses the financial statements and presents to the Board of Directors its recommendations with respect to the proposed financial statements.

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

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; its specific responsibilities and authority with respect to registered public accounting firms; complaints relating to accounting, internal accounting controls or auditing matters; and its authority to engage advisors as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules, and Galia Maor and Ory Slonim, current members of the audit committee, have been designated by the audit committee as designated independent directors under the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Galia Maor, Joseph Nitzani and Gabrielle Sulzberger are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A—Audit Committee Financial Expert” below.

Human Resources and Compensation Committee

Members:

J.-M. Halfon (Chairman)	R. Abravanel	G. Lieberman

J. Nitzani (Vice Chairman)	G. Sulzberger

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

All of the committee members must be determined to be independent as defined by the applicable NYSE rules.

Finance and Investment Committee

Members:

G. Maor (Chairperson)	R. Abravanel	G. Lieberman

A. Elstein (Vice Chairman)	J. Nitzani

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

Corporate Responsibility Committee

Members:

O. Slonim (Chairman)	R. Crane	G. Sulzberger

Dr. S. Barer (Vice Chairman)	J. Nitzani

The role of our corporate responsibility committee is to oversee Teva’s: (i) commitment to being a responsible corporate citizen; (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact Teva’s business and reputation; (iv) global public policy positions; and (v) community outreach.

A majority of committee members must be determined to be independent as defined by the applicable NYSE rules. The Chairperson of the audit committee must serve as a member of the committee.

Science and Technology Committee

Members:

Dr. S. Barer (Chairman)	J.-M. Halfon	Prof. Y. Peterburg

Dr. A. Belldegrun (Vice Chairman)	A. Elstein	R. Crane

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

Employees

As of December 31, 2015, Teva’s work force consisted of approximately 43,000 full-time-equivalent employees. In certain countries, we are party to collective bargaining agreements with certain groups of employees. We consider our labor relations with our employees around the world to be good.

The following table presents our work force by geographic area:

	December 31,
	2015	2014	2013
United States	6,342	6,608	7,372
Europe	18,316	18,232	19,811
Rest of the World (excluding Israel)	11,256	11,202	10,599
Israel	6,974	6,967	7,163

Total	42,888	43,009	44,945

Share Ownership

As of January 10, 2016, our directors and executive officers as a group beneficially held 5,547,712 Teva shares (representing approximately 0.6% of the outstanding shares as of such date). These figures include options to purchase Teva shares that were vested on such date or that were scheduled to vest within the following 60 days. None of our directors or officers held 1% or more of our outstanding shares as of January 10, 2016.

For information regarding equity awards granted to our directors and executive officers, see “Compensation” above and, with respect to our stock-based compensation plans in general, see note 14c to our consolidated financial statements.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Based on information known to us, as of February 10, 2016, FMR LLC (Fidelity) beneficially owned 84,104,104 Teva shares, representing approximately 9.2% of Teva’s outstanding shares. To the best of our knowledge, as of February 11, 2016, no other shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

As of December 31, 2015, there were approximately 3,301 record holders of ADSs, whose holdings represented approximately 86.1% of the total outstanding ordinary shares. Substantially all of the record holders are residents of or domiciled in the U.S.

Related Party Transactions

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 (now designated TV-45070 by Teva) targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase 2 clinical development for neuropathic pain. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. As required by the agreement, in November 2014, Teva invested an additional $10 million in Xenon in connection with its initial public offering. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a minority shareholder and a member of the board of directors of Xenon. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

The related party transaction described above was reviewed and approved in accordance with the provisions of the Israeli Companies Law, Teva’s Articles of Association and Teva policy, as described in “Item 10—Conflicts of Interest—Approval of Related Party Transactions.”

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 13b to our consolidated financial statements.

Dividend Policy

See “Item 3—Key Information—Selected Financial Data—Dividends.”

Significant Changes

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report and in our consolidated financial statements.

ITEM 9:	THE OFFER AND LISTING

ADSs

Teva’s American Depositary Shares (“ADSs”), which have been traded in the United States since 1982, were admitted to trade on the Nasdaq National Market in October 1987 and were subsequently traded on the Nasdaq Global Select Market. On May 30, 2012, Teva transferred the listing of its ADSs to the New York Stock Exchange (the “NYSE”). The ADSs are quoted under the symbol “TEVA.” JPMorgan Chase Bank, N.A. serves as depositary for the shares. As of December 31, 2015, Teva had 781,355,149 ADSs outstanding. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low intraday prices of our ADSs on the NYSE, in U.S. dollars.

Period	High	Low
Last six months:
January 2016	65.92	59.59
December 2015	66.55	62.49
November 2015	63.59	57.41
October 2015	63.83	54.59
September 2015	65.59	54.17
August 2015	71.68	63.25

Last nine quarters:
Q1 2016 (until January 31)	65.92	59.59
Q4 2015	66.55	54.59
Q3 2015	72.31	54.17
Q2 2015	68.75	58.47
Q1 2015	64.08	54.53
Q4 2014	58.95	47.36
Q3 2014	55.70	50.39
Q2 2014	54.70	48.35
Q1 2014	52.94	39.64

Last five years:
2015	72.31	54.17
2014	58.95	39.64
2013	41.74	36.26
2012	46.65	36.63
2011	57.08	35.00

On February 1, 2016, the last reported sale price for our ADSs on the NYSE was $62.70 per ADS.

Various other stock exchanges quote derivatives and options on our ADSs under the symbol “TEVA.”

Ordinary Shares

Teva’s ordinary shares have been listed on the Tel Aviv Stock Exchange (“TASE”) since 1951. As of December 31, 2015, Teva had 907,663,041 ordinary shares outstanding, including ordinary shares underlying outstanding ADSs.

The following table sets forth, for the periods indicated, the high and low intraday sale prices of our ordinary shares on the TASE, in NIS and U.S. dollars. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

On February 1, 2016, the last reported sale price of our ordinary shares on the TASE was NIS 244.20 per share. The TASE also quotes options on our ordinary shares.

Period	High		Low
	NIS	$	NIS	$
Last six months:
January 2016	258.50	65.61	239.50	60.40
December 2015	259.30	66.46	242.90	62.67
November 2015	248.60	64.01	223.40	57.30
October 2015	247.10	63.53	214.70	55.65
September 2015	258.20	65.58	217.60	55.40
August 2015	272.00	71.40	243.40	62.87

Last nine quarters:
Q1 2016 (until January 31)	258.50	65.61	239.50	60.40
Q4 2015	259.30	66.46	214.70	55.65
Q3 2015	275.90	72.53	217.60	55.40
Q2 2015	267.40	66.93	220.20	57.47
Q1 2015	255.50	63.67	217.50	55.92
Q4 2014	230.90	58.90	187.00	50.04
Q3 2014	199.50	54.22	175.80	50.63
Q2 2014	187.30	53.76	168.60	48.44
Q1 2014	181.30	51.76	138.70	39.88

Last five years:
2015	275.90	72.53	214.70	55.65
2014	230.90	58.90	138.70	39.88
2013	152.30	41.26	128.00	36.20
2012	174.30	46.05	137.10	36.70
2011	205.90	55.70	129.80	34.99

ITEM 10:	ADDITIONAL INFORMATION

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

Board of Directors

Teva’s board of directors consists of three classes of directors (not including the two statutory independent directors and the chief executive officer, who do not form part of any class). One of the classes is elected each year by the shareholders at Teva’s annual meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office, unless they violate their duties of care or loyalty.

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

In general, the Board formulates company policy and supervises the performance of the chief executive officer. Subject to the provisions of the Israeli Companies Law and the Articles, any Teva power that has not been conferred upon another body may be exercised by the Board.

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

Pursuant to the Israeli Companies Law, the Articles and Teva policy, in the event the audit committee determines that the transaction is not an extraordinary transaction, the transaction will require only audit committee approval; if, however, it is determined to be an extraordinary transaction, Board approval is also required, and in some circumstances shareholder approval may also be required. Such a transaction may only be approved by the Board if it is determined to be in the best interests of Teva.

A person with a personal interest in the matter generally may not be present at meetings of the Board or certain committees where the matter is being considered and, if a member of the Board or a committee, may generally not vote on the matter.

Transactions with Controlling Shareholders

Under Israeli law, extraordinary transactions with a controlling shareholder or in which the controlling shareholder has a personal interest and any engagement with a controlling shareholder or a controlling shareholder’s relative with respect to the provision of services to the company or with their Terms of Office and Employment as an office holder or as another employee, generally require the approval of the audit committee (or with respect to Terms of Office and Employment, the Compensation Committee), the board of directors and the shareholders. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded), or, alternatively, that the total shareholdings of the disinterested shareholders who vote against the transaction cannot represent more than two percent of the voting rights in the company. Transactions for a period of more than three years generally need to be brought for approval in accordance with the above procedures every three years.

A shareholder who holds 25% or more of the voting rights in a company is considered a controlling shareholder for these purposes if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages.

Approval of Director and Executive Officer Compensation

The Terms of Office and Employment of office holders, other than the chief executive officer and directors, require the approval of both Teva’s Compensation Committee and the Board. The Terms of Office and Employment of the chief executive officer and the directors require the approval of the Compensation Committee, the Board and shareholders. See “Item 6 – Directors, Senior Management and Employees –Compensation.”

Insurance, Exemption and Indemnification of Directors and Executive Officers

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

Pursuant to indemnification and release agreements, Teva releases its directors and executive officers from liability and indemnifies them to the fullest extent permitted by law and the Articles. Under these agreements, Teva’s undertaking to indemnify each director and executive officer for certain payments and expenses as well as monetary liabilities imposed by a court judgment (including a settlement or an arbitrator’s award that was approved by a court), which indemnification of monetary liabilities (i) shall be limited to matters that are connected or otherwise related to certain events or circumstances set forth therein, and (ii) shall not exceed $200 million in the aggregate per director or executive officer. Under Israeli law, indemnification is subject to other limitations, including those described above. Subject to applicable law, Teva may also indemnify its directors and officers following specific events.

Teva’s directors and executive officers are also covered by directors’ and officers’ liability insurance.

CEO and Center of Management

Under the Articles, Teva’s chief executive officer and a majority of the members of the Board are required to be residents of Israel, unless Teva’s center of management has been transferred to another country in accordance with the Articles. The Articles require that Teva’s center of management remain in Israel, unless the Board otherwise resolves, by a supermajority of three-quarters of the participating votes.

Dividends

Under the Israeli Companies Law, dividends may generally be distributed only out of profits, provided that there is no reasonable concern that the distribution will prevent Teva from satisfying its existing and anticipated obligations when they become due. In accordance with the Israeli Companies Law and the Articles, the decision to distribute dividends and the amount to be distributed is made by the board of directors.

Description of Ordinary Shares

The par value of Teva’s ordinary shares is NIS 0.10 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of ordinary shares are entitled to participate equally (along with the holders of Teva’s ordinary “A” shares, par value NIS 0.10 per share) in the receipt of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors and subject to the preferences of the mandatory convertible preferred shares as described below under “Description of Mandatory Convertible Preferred Shares.” All ordinary shares represented by the ADSs will be issued in registered form only. The Israeli Companies Law and the Articles do not provide for preemptive rights to the holders of Teva’s shares. Each Teva ordinary share entitles the holder thereof to one vote.

Neither the Memorandum, nor the Articles or the laws of the State of Israel restrict the ownership or voting of Teva’s ordinary or preferred shares or ADSs by non-residents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

General Shareholder Meetings

Under the Israeli Companies Law and the Articles, Teva is required to hold an annual general meeting every calendar year, no later than 15 months after the previous annual general meeting. In addition, Teva is required to convene a special meeting of shareholders:

(i)	upon the demand of two directors or one-quarter of the serving directors;

(ii)	upon the demand of one or more shareholders holding at least 5% of Teva’s issued share capital and 1% or more of its voting rights; and

(iii)	upon the demand of one or more shareholders holding at least 5% of Teva’s voting rights;

provided that a demand by a shareholder to convene a special shareholders meeting must set forth the matters to be considered at that meeting and otherwise comply with all other requirements of applicable law and the Articles.

If the Board receives a demand to convene a special meeting satisfying the above conditions, it must announce the scheduling of the meeting within 21 days after the demand was delivered, subject to the relevant requirements of the Israeli Companies Law and the regulations thereunder. If the Board fails to do so, the shareholder who demanded to convene the special meeting may convene the meeting himself, subject to the provisions of the Israeli Companies Law.

The agenda of a general meeting is determined by the Board. The agenda must also include matters for which the convening of a special meeting was demanded, as well as any matter requested by one or more shareholders who hold at least 1% of Teva’s voting rights, subject to complying with certain requirements. Pursuant to Israeli law, a Teva shareholder who wishes to include a matter on the agenda of a general meeting must submit the request within seven days of publication of the notice with respect to the general meeting, or, within 14 days of a preliminary notice of the intention to convene the general meeting, in order for it to be eligible to be considered at the general meeting. Under the Articles, a request by a shareholder who holds at least 1% of Teva’s voting rights to include a matter on the agenda of a general meeting must be submitted in writing to Teva no later than 14 days after the first publication of Teva’s annual consolidated financial statements preceding the annual general meeting at which the consolidated financial statements for such year are to be presented. Any such demands or requests must comply with the requirements of applicable law, applicable stock exchange rules and the Articles.

Notice

Pursuant to the Israeli Companies Law, the regulations thereunder and the Articles, Teva is generally required to announce the convening of general meetings at least 35 days in advance, but is not required to deliver personal notices of a general meeting or of any adjournment thereof to shareholders. Teva may reasonably determine the method of publicizing the convening of general meetings, including by publishing a notice in one or more daily newspapers in Israel or in one or more international wire services, and any such publication will be deemed to have been duly given on the date of such publication. Shareholders as of the record date determined in respect of the general meeting are entitled to participate in and vote at the meeting. Under Israeli law, in certain circumstances public companies are required to send voting cards and position papers to their shareholders. The Articles require that shareholder meetings take place in Israel, unless the Company’s center of management has been transferred to another country in accordance with the Articles.

Voting and Quorum Requirements

The quorum required for a general meeting of shareholders is at least two shareholders present in person or by proxy or represented by an authorized representative, who jointly hold at least 25% of Teva’s paid-up share capital. If a meeting is adjourned for lack of a quorum, it will generally be adjourned to the same time and place on the same day of the following week unless the Board sets another date, time and place in a notice to all persons who are entitled to receive notice of general meetings. Should no legal quorum be present at such reconvened meeting a half hour following the time set for such meeting, the necessary quorum consists of any two shareholders present, in person or by proxy, who jointly hold at least 20% of Teva’s paid-up share capital.

In accordance with the terms of the mandatory convertible preferred shares, certain matters, including certain amendments to the Articles, also require the approval of the holders of the mandatory convertible preferred shares, as described below under “Description of Mandatory Convertible Preferred Shares.”

A shareholder who intends to vote at a meeting must demonstrate ownership of shares in accordance with the Israeli Companies Law and the regulations promulgated thereunder.

Shareholder Resolutions

The Israeli Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, exercising the authority of the board of directors in certain circumstances, appointing auditors, appointing statutory independent directors, approving certain transactions, increasing or decreasing the registered share capital and approving certain mergers, must be approved by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters with respect to which decisions will be made by the shareholders at a general meeting.

Generally, under the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a general meeting in person or by proxy and voting, unless a different majority is required by law or the Articles. Pursuant to the Israeli Companies Law and the Articles, certain shareholder resolutions (for example, resolutions amending many of the provisions of the Articles) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain other amendments to the Articles require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless the Board sets a lower percentage, by a supermajority of three-quarters of the voting directors.

Change of Control

Subject to certain exceptions, the Israeli Companies Law requires that a merger (which, for these purposes, is defined as involving two Israeli companies) be approved by both the board of directors and by the shareholders of each of the merging companies and, with respect to the target company, if its share capital is divided into more than one class, the approval of each class of shares is required. Even if approved by a majority of the shareholders, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (disregarding any abstentions), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including the relatives of or corporations controlled by these persons, unless an Israeli court determines otherwise at the request of shareholders holding at least 25% of the voting rights of the company.

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

Under the Israeli Companies Law, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold (i) 25% or more of the voting rights of the company if there is no other holder of 25% or more of the company’s voting rights; or (ii) more than 45% of the voting rights of the company if there is no other holder of more than 45% of the company’s voting rights. This rule does not apply to certain events set forth in the Israeli Companies Law, including a purchase of shares in a “private placement” that receives specific shareholder approval. The board of directors must either give the shareholders its opinion as to the advisability of the tender offer or explain why it is unable to do so. The board of directors must also disclose any personal interest of any of its members in the proposed acquisition.

The tender offer may be consummated only if (i) at least 5% of the company’s voting rights will be acquired; and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offeror, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offeror including the relatives of or corporations controlled by these persons.

Description of Mandatory Convertible Preferred Shares

Teva has one series of preferred shares: its 7% mandatory convertible preferred shares, par value NIS 0.10 per share, of which 5,000,000 shares are authorized and 3,712,500 shares are outstanding, which are fully paid and nonassessable.

The mandatory convertible preferred shares rank senior to Teva’s ordinary shares. Accordingly, in the event of Teva’s voluntary or involuntary liquidation, holders of mandatory convertible preferred shares will be entitled to receive a liquidation preference of $1,000.00 per share plus any accumulated and unpaid dividends thereon before any payment is made to holders of our ordinary shares and ADSs. Teva does not have the right to redeem the mandatory convertible preferred shares.

Holders of mandatory convertible preferred shares do not have any preemptive rights and generally have no voting rights or any other right with respect to Teva’s annual meetings and special meetings, except with respect to amendments to Teva’s Memorandum or Articles that adversely affect the rights, preferences, privileges or voting powers of the mandatory convertible preferred shares, including the creation or increase of the authorized amount of, a class of senior shares, the consummation of certain mergers, consolidations with another entity, share exchanges or reclassifications involving the mandatory convertible preferred shares or as specifically required by Israeli law. Any such amendments or actions must be approved by holders of at least three-quarters of the mandatory convertible preferred shares present at a meeting of holders of mandatory convertible preferred shares where a quorum of two-thirds of the then outstanding mandatory convertible preferred shares is present in person or by proxy.

Dividends on the mandatory convertible preferred shares are payable on a cumulative basis when, as and if declared by Teva’s board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends will be paid in cash on March 15, June 15, September 15 and December 15 of each year commencing March 15, 2016, to and including December 15, 2018.

Each mandatory convertible preferred share will automatically convert on December 15, 2018 (the “mandatory conversion date”) into between 13.3333 and 16.0000 ADSs, subject to anti-dilution adjustments. The number of ADSs issuable upon conversion of the mandatory convertible preferred shares will be determined based on the average volume weighted average price per ADS over the 20 consecutive trading day period beginning on and including the 22nd scheduled trading day immediately preceding the mandatory conversion date. At any time prior to the mandatory conversion date, other than during a fundamental change conversion period as defined, holders of mandatory convertible preferred shares may elect to convert each mandatory convertible preferred share into ADSs at the minimum conversion rate of 13.3333 ADSs per mandatory convertible preferred share, subject to anti-dilution adjustments.

In addition, if a fundamental change as defined with respect to Teva occurs, holders may elect to convert their mandatory convertible preferred shares during a specified period beginning on the fundamental change effective date, in which case such mandatory convertible preferred shares will be converted into ADSs at the fundamental change conversion rate and converting holders will also be entitled to receive a fundamental change dividend make-whole amount and any accumulated but unpaid dividends.

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

Taxation

U.S. Taxation Applicable to Holders of Our Ordinary Shares, Mandatory Convertible Preferred Shares and ADSs

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences to U.S. Holders of ADSs who hold such securities as capital assets Unless otherwise stated, this summary deals only with a U.S. Holder who is not an Israeli resident. For purposes of this summary, a “U.S. Holder” means a beneficial owner of an ADS that is for U.S. federal income tax purposes:

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

This summary does not purport to be a complete analysis of all potential tax consequences of owning ADSs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, investors subject to the alternative minimum tax, investors that actually or constructively own (or have at any time actually or constructively owned) 10% or more of Teva’s voting securities, investors that hold ordinary shares or ADSs as part of a straddle or hedging or conversion transaction, traders in securities that elect to mark to market, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar), some or all of which may be subject to special rules. Investors are advised to consult their own tax advisors with respect to the tax consequences of the ownership of ADSs, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on U.S. taxation.

U.S. Holders of ADSs will be treated as owners of the ordinary shares underlying their ADSs. Accordingly, deposits and withdrawals of ordinary shares in exchange for ADSs will not be taxable events for U.S. federal income tax purposes.

Taxation of Distributions to U.S. Holders

The amount of any distribution paid to a U.S. Holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income from sources outside the U.S. to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, and provided Teva is not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, dividends paid by Teva to non-corporate U.S. Holders (including individuals) are eligible for U.S. federal income taxation at the reduced rates generally applicable to long-term capital gains for non-corporate U.S. Holders (as qualified dividend income), provided that (i) Teva is a “qualified foreign corporation” and (ii) the U.S. Holder receiving the dividend satisfies the applicable holding period and other requirements. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds that U.S. Holder’s tax basis, will be treated as a capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

The applicable rate of Israeli withholding tax on distributions to U.S. Holders depends on the profits out of which Teva chooses to make the payments. Accordingly, withholding on dividend distributions could be imposed generally at a rate of 15%, 20%, 25%, or a blended rate between 15% and 25%. See “Israeli Taxation-Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents” below. In the event the applicable withholding rate under Israeli tax law is higher than the U.S. tax rate applicable to such distribution, a U.S. Holder may not be able to credit the full amount of the Israeli withholding tax against its U.S. tax liability unless it recognizes other non-U.S. source income in respect of which the credit may be applied.

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

Israeli Taxation Applicable to Holders of Our Ordinary Shares, Mandatory Convertible Preferred Shares and ADSs

The following discussion is for general information only. Investors are advised to consult their own tax advisors with respect to the tax consequences of the ownership of mandatory convertible preferred shares and/or ADSs, including the consequences under application of Israeli income tax laws to their particular situation as well as any tax consequences arising under any non-Israeli taxing jurisdiction or under any applicable tax treaty.

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are generally subject to 25% withholding tax or 30% with respect to a shareholder who was considered a substantial shareholder (generally, a 10% shareholder) on the distribution date or at any time during the 12-month period preceding the distribution date, including any dividends distributed upon conversion of the mandatory convertible preferred shares into ADSs, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence and such shareholder files an Israeli tax return for refund based on such lower rate. In the case of dividends distributed from taxable income under the Approved Enterprise regime, the rate applied is 15% or 20%; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The rate of tax to be withheld on Teva’s dividends for the fourth quarter of 2015 is 15%.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares or mandatory convertible preferred shares or ADSs who is a resident of the U.S. is generally 25%, but is reduced to 12.5% or 15% (depending on the type of profits distributed) if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva over a required term and if certain other conditions are satisfied.

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

Gains on the sale of our ordinary shares, mandatory convertible preferred shares and ADSs by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

In addition subject to certain conditions, the U.S.-Israel tax treaty exempts U.S. residents who hold less than 10% of the voting power in an Israeli company, including Teva, and who did not hold 10% or more of the voting power in the company at any time during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Taxation Applicable to the Company

Corporate Tax Rate

The regular corporate tax rate in Israel effective as of January 1, 2016 is 25% (26.5% in 2014 and 2015). Teva’s effective consolidated tax rate for 2015 was 27%. Teva’s effective consolidated tax rate for 2014 was 16% and its effective benefit rate (tax benefit as a percentage of pre-tax income) for 2013 was 3%. Teva’s effective tax rate differs from the statutory rate mainly as a result of benefits from the “Preferred Enterprise” regime in Israel, as described below, as well as from operations outside of Israel, in countries where Teva has benefited from tax incentives and lower tax rates. As a result, our effective tax rate is often lower than the statutory rate in Israel.

The increase in our 2015 effective tax rate compared to 2014 is mainly due to our product mix in the different geographies and the effect of the loss on our Mylan shares.

The Company elected to compute its taxable income in accordance with the Israeli Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollar terms. Applying these regulations reduces the effect of U.S. dollar to-NIS exchange rate fluctuations on the Company’s Israeli taxable income.

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

Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

The New Incentives Regime – Amendment 68 to the Investment Law

Under amendment 68 to the Investment Law (“Amendment 68”), which Teva started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (“Preferred Enterprise”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during the benefits period. Under the law, when the election is made, the uniform tax rate for 2014 and onwards is 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these “Preferred Enterprise” will be freely distributable as dividends, subject to a 20% withholding tax or lower, under an applicable tax treaty. Certain “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company,” the approval of three governmental authorities in Israel is required.

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

Most of Teva’s projects in Israel have been granted Approved Enterprise status. The vast majority of those Approved Enterprises elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income or reduced tax rates. Upon distribution of such exempt income, the distributing company is subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applied for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of a ten year period), a corporate tax rate not exceeding 25% applied.

Teva qualified as a Foreign Investors Company, or FIC, under the incentives regime applicable until 2013. FICs were entitled to further reductions in the tax rate normally applicable to Approved Enterprises, depending on the level of foreign ownership. Depending on the level of foreign ownership in each tax year, the tax rate ranged between 10% (when foreign ownership is 90% or more) to 25% (when the foreign ownership was below 49%).

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

General

In 2015, approximately 43% our revenues came from sales outside the United States and are recorded in local currencies. Similarly, much of our operating costs are incurred in currencies other than the U.S. dollar. We are also exposed to interest rate risk from our financial assets and liabilities.

We take various measures to mitigate the effects of both exchange and interest rate fluctuations. These measures include traditional currency hedging transactions as well as transactions intended to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar (where the U.S. dollar is not the functional currency), the new Israeli shekel (NIS), the euro (EUR), the Swiss franc (CHF), the British pound (GBP), the Hungarian forint (HUF), the Croatian kuna (HRK), other European currencies and Latin American currencies such as the Mexican peso (MXN). The costs and gains resulting from such instruments, to the extent they do not qualify for hedge accounting, are included under financial expenses—net.

Although we are typically able to borrow funds in all major currencies, such as the U.S. dollar, euro, Japanese Yen as well as new Israeli shekels, we generally prefer to borrow in U.S. dollars. However, loans are generally subject to the functional currency of the borrowing subsidiary in order to benefit from “natural” hedging, i.e., by matching levels of assets and liabilities in a given currency.

We use financial instruments and derivatives in order to limit our exposure to risks deriving from changes in exchange and interest rates. The use of such instruments does not expose us to additional exchange or interest rate risks because the derivatives are covered by the corresponding underlying asset or liability. No derivative instruments are entered into for trading purposes.

Our derivative transactions during 2015 were executed through global banks. In our opinion, as a result of our diversified derivative portfolio, the credit risk associated with any of these banks is minimal.

Exchange Rate Risk Management

Balance Sheet Exposure

We hedge against exposures arising from an excess of assets or liabilities that are recorded in various currencies (“balance sheet exposure”) in subsidiaries whose functional currency is different than the exposure denominated currency. We strive to limit our exposure through “natural” hedging. The remaining exposure is substantially covered by the use of derivative instruments. To the extent possible, this is done on a consolidated basis.

The table below presents all exposures above $50 million in absolute values:

Net exposure as of December 31, 2015
Liability/Asset	(in USD, millions)
HUF/USD	389
CHF/USD	350
EUR/USD	336
GBP/USD	253
EUR/CHF	139
USD/MXN	129
USD/ILS	113

Total	1,709

Cash Flow Exposure

Total revenues amounted to $19.7 billion in 2015. Of these revenues, 61% were in U.S. dollars, 16% in euros and the rest in other currencies, none of which accounted for more than 4% of total revenues in 2015. In most currencies, we record corresponding expenses.

In certain currencies, primarily the euro, our expected revenues exceed our expected expenses. Conversely, in other currencies, primarily the new Israeli shekel and the Hungarian forint, our expected expenses were higher than our expected revenues. For those currencies which do not have a sufficient natural hedge, we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results.

In 2014, we entered into hedging transactions to protect our new Israeli shekel and euro denominated exposure in 2015 from exchange rate fluctuations against the U.S. dollar.

Specific Transaction Exposure

In certain cases, we protect in whole or in part against exposure arising from a specific transaction, such as an acquisition of a company or assets effected in a currency other than the relevant functional currency, by entering into forward contracts and/or by using the “cylinder strategy” (purchasing call or put options on the U.S. dollar, often together with writing put or call options on the U.S. dollar at a lower exchange rate). In order to reduce costs, we also use “knock-in” strategies as well as writing put options. We usually limit hedging transactions to three-month terms.

Foreign Exchange Hedging

As of December 31, 2015, we had long and short forwards and currency option contracts with corresponding notional amounts of approximately $2.4 billion and $160 million, respectively. As of December 31, 2014, we had long and short forwards and currency option contracts with corresponding notional amounts of $3.0 billion and $310 million, respectively.

The table below presents derivative instruments purchased to limit exposures to foreign exchange rate fluctuations for all exposure types, as of December 31, 2015:

Currency (sold)	Cross Currency (bought)	Net Notional Value*		Fair Value		2015 Weighted Average Cross Currency Prices or Strike Prices
		2015	2014	2015	2014
	(U.S. dollars in millions)
Forward:
USD	HUF	394	415	2.5	(22.8)	288.50
USD	CHF	337	300	5.0	(6.5)	1.00
USD	EUR**	292	94	2.0	3.0	1.09
USD	GBP**	250	103	(5.0)	1.0	1.51
CHF	EUR	128	163	—	—	1.08
MXN	USD	126	74	3.5	4.5	16.92
NIS	USD	113	144	—	3.0	3.89
HRK	USD	50	71	—	1.0	6.98
CAD	USD	***	196	—	2.0	—
JPY	EUR	***	79	—	(0.5)	—
GBP	EUR	***	78	—	(1.0)	—
EUR	CAD	***	57	—	2.0	—
USD	AUD	***	56	—	(1.5)	—
BRL	USD	***	52	—	1.0	—

Options:
EUR	USD	***	180	—	14.0	—
USD	ILS	—	100	—	1.0	—

Total		1,690	2,162	8.0	0.2

*	The table presents only currency pairs with hedged net notional values of more than $50 million as of December 31, 2015.
**	Change in position compared to previous year.
***	Represents amounts less than $50 million.

Interest Rate Risk Management

We raise capital through various debt instruments, including senior notes that bear a fixed or variable interest rate, syndicated bank loans that bear a fixed or floating interest rate, securitizations and convertible debentures that bear a fixed interest rate. In some cases, as described below, we have swapped from a fixed to a floating interest rate (“fair value hedge”), from a floating to a fixed interest rate and from a fixed to a fixed interest rate with an exchange from a currency other than the functional currency (“cash flow hedge”), thereby reducing overall interest expenses or hedging risks associated with interest rate fluctuations.

In 2015, we also entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of the future debt issuance anticipated in connection with the Actavis Generics acquisition. These agreements hedge the variability in anticipated future interest payments due to changes in the benchmark interest rate between the date the agreements were entered into and the expected date of future debt issuances in 2016, at which time these agreements are intended to be settled.

The below table presents the aggregate outstanding notional amounts of the hedged items as of December 31, 2015 and 2014:

	December 31,
	2015	2014
	U.S. $ in millions
Forward starting interest rate swap—cash flow hedge	$3,500	$—
Interest rate swap—fair value hedge	$1,294	$1,750
Cross currency swap—cash flow hedge	$588	$1,875
Treasury lock—cash flow hedge	$500	$—

In January 2016, we entered into additional forward starting interest rate swap and treasury lock agreements, designated as cash flow hedge of future debt issuance anticipated in connection with the Actavis Generics acquisition, with respect to $250 million and $1 billion notional amounts, respectively.

Our cash is invested in bank deposits bearing an interest rate which is mostly dependent on floating rates. The bank deposits are spread among several banks, primarily global and local banks. We currently hold two range accrual notes with a total face value of $100 million that pay high interest as long as LIBOR remains below a certain threshold. We believe that the credit risk associated with these banks is minimal.

Our indebtedness, the interest rate range it bears and its repayment schedule by currency as of December 31, 2015 are set forth in the table below in U.S. dollar equivalent terms, taking into account the above-described swap transactions:

Currency	Total Amount	Interest Rate Range		2016	2017	2018	2019	2020	2021 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
USD straight bonds	2,607	2.25%	7.20%	950		15		700	942
Euro	3,849	1.25%	3.85%				1,092		2,757
JPY	873	0.99%	2.50%	39	544		290
USD convertible debentures*	521	0.25%	0.25%	521
CHF	455	1.50%	1.50%			455

Floating Rate:
USD	1,301	1.20%	2.60%	8					1,293
Euro	8	1.10%	1.10%	8
JPY	340	0.38%	0.51%	50		290
Others	14	7.48%	13.00%	9					5

Total:	9,968			1,585	544	760	1,382	700	4,997

*	Classified under short term debt.

ITEM 12D:	DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

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

•

a fee of $5.00 or less per 100 ADSs (or a portion of such amount of ADSs) for the delivery of ADSs in connection with the deposit of ordinary shares, distributions in ordinary shares or the distribution of rights on the ordinary shares;

•	a fee of $0.02 or less per ADS for any cash distributions on the ordinary shares;

•	a fee of $5.00 or less per 100 ADSs (or a portion of such amount of ADSs) for the distribution of securities on the ordinary shares (other than ordinary shares or rights thereon);

•

a fee of $0.02 or less per ADS annually for depositary services performed by the depositary and/or the custodian (which may be charged directly to the owners or which may be withheld from cash distributions, at the sole discretion of the depositary); and

•

a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including the custodian and expenses incurred on behalf of holders of the ADSs in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares, the sale of ordinary shares, the delivery of ADSs or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law.

Fees Payable by the Depositary to Teva

Pursuant to an agreement with the Company, the depositary has agreed to pay Teva, on an annual basis per contract year, (i) up to $1.3 million of certain reimbursable expenses related to the ADS program (including listing fees, legal, audit and accounting fees, costs relating to investor relations activities and broker reimbursement expenses), (ii) 90% of the net issuance and cancellation fees collected by the depositary (i.e., net of custodian allocations and custody fees related to the depositary program) in excess of $1.7 million and (iii) 85% of any cash dividend fee or annual administrative servicing fee collected under the deposit agreement. As a result, the depositary paid Teva an aggregate of approximately $1.3 million with respect to 2015, including fees waived.

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 8, 2015, Teva issued 3,375,000 of its 7.00% mandatory convertible preferred shares, and on January 6, 2016, issued an additional 337,500 such shares. Holders of mandatory convertible preferred shares are entitled to receive, when, as and if declared by Teva’s board of directors, out of funds legally available for payment, cumulative dividends at an annual rate of 7.00% on the liquidation preference of $1,000 per mandatory convertible preferred share, payable in cash.

Subject to certain exceptions, so long as any mandatory convertible preferred shares remain outstanding, no dividend or distribution may be declared or paid on Teva’s ordinary shares or ADSs, and Teva may not purchase any such ordinary shares or ADSs, unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid, or a sufficient sum of cash has been set apart for the payment of such dividends, upon all outstanding mandatory convertible preferred shares.

In the event of a voluntary or involuntary liquidation, winding-up or dissolution of Teva, each holder of mandatory convertible preferred shares will be entitled to receive a liquidation preference in the amount of

$1,000 per mandatory convertible preferred share, plus an amount equal to accumulated and unpaid dividends on the mandatory convertible preferred shares to but excluding the date fixed for liquidation, winding-up or dissolution, to be paid out of Teva assets legally available for distribution to shareholders, after satisfaction of liabilities to creditors and before any payment or distribution is made to holders of ordinary shares and ADSs.

For a description of the terms of the mandatory convertible preferred shares, see “Item 10—Additional Information—Description of Mandatory Convertible Preferred Shares.”

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

Teva’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2015, Teva’s internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm. Teva’s internal control over financial reporting as of December 31, 2015 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under “Item 18—Financial Statements” on page F-2 of this annual report.

(d) Changes in Internal Control over Financial Reporting. There were no changes to Teva’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Teva’s internal control over financial reporting.

ITEM 16:	[RESERVED]

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERTS

Teva’s Board of Directors has determined that Galia Maor, Joseph Nitzani and Gabrielle Sulzberger, members of its audit committee, are “audit committee financial experts,” as defined by applicable SEC regulations, and are independent in accordance with applicable SEC and NYSE regulations.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Tax services and other services are approved by the Audit Committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2015 and 2014 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2015	2014
	(U.S. $ in thousands)
Audit fees	$12,492	$11,936
Audit-related fees	1,195	1,078
Tax fees	6,338	5,356
All other fees	189	549

Total	$20,214	$18,919

The audit fees for the years ended December 31, 2015 and 2014 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2015 and 2014, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2015 and 2014 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2015 and 2014 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2015 were mainly for an internal control review associated with the design and implementation plans of an ERP system as well as for license fees for use of accounting research tools and training regarding general financial reporting developments. Other fees for the year ended December 31,2014 were for providing assistance in respect of a risk management program relating to one of the Company’s products, review services relating to a corporate integrity agreement, license fees for use of accounting research tools and training regarding general financial reporting developments.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 21, 2011, our Board of Directors authorized us to repurchase up to an aggregate amount of $3 billion of our ordinary shares/ADSs, of which $1.3 billion remained available for purchase. In October 2014, the Board of Directors authorized us to increase our share repurchase program by $1.7 billion to $3 billion, of which $2.5 billion remained available as of January 1, 2015. The repurchase program has no time limit.

During 2015, we repurchased approximately 7.7 million shares at a weighted average price of $57.09 per share, for an aggregate purchase price of $439 million, so that the remaining amount available for purchase under this program as of December 31, 2015 was $2.1 billion.

Set forth below is a summary of the shares repurchased by us during 2015 and the approximate dollar value of securities that may yet be purchased under this program:

	Number of shares purchased during the month (in thousands)	Average price paid per share (U.S. dollars)	Total number of shares purchased (in thousands)	Approximate dollar value of securities remaining that may be purchased (in millions)
February 2015	3,836	$56.68	53,440	$2,283
March 2015	3,853	$57.50	57,293	$2,061

Total	7,689	$57.09	57,293	$2,061

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G:	CORPORATE GOVERNANCE

Teva is in compliance with all corporate governance standards currently applicable to Teva under Israeli and U.S. laws, SEC regulations and NYSE listing standards.

ITEM 16H:	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19:	EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Amendment to Memorandum of Association (1)(3)

1.3	Articles of Association (4)(5)

2.1	Amended and Restated Deposit Agreement, dated November 5, 2012, among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank N.A., as depositary, and the holders from time to time of shares (6)

2.2	Form of American Depositary Receipt (6)

2.3	Form of share certificate for the mandatory convertible preferred shares (7)

2.4	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (8)

2.5	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (8)

2.6	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (8)

2.7	Form of Global Debentures (included in Exhibits 2.5 and 2.6)

2.8	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (9)

2.9	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (10)

2.10	Form of Global Notes (Included in Exhibit 2.9)

2.11	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (9)

2.12	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (9)

2.13	Forms of Global Notes (included in Exhibit 2.12)

2.14	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (10)

2.15	Forms of Global Notes (included in Exhibit 2.14)

2.16	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (9)

2.17	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (9)

2.18	Form of Global Notes (included in Exhibit 2.17)

2.19	Second Supplemental Senior Indenture, dated as of April 4, 2012, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (11)

2.20	Form of Global Notes (included in Exhibit 2.19)

2.21	Permanent Global Certificate, dated as of April 25, 2012 and the Terms of the CHF 450,000,000 1.5 per cent Notes due 2018 (12)

2.22	Guarantee, dated as of April 25, 2012, by Teva Pharmaceutical Industries Limited (12)

2.23	Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement dated as of March 28, 2012 among Teva Pharmaceutical Industries Limited, as guarantor, Teva Holdings GK, as initial borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and the lenders party thereto (13)

2.24	Senior Unsecured Japanese Yen Term Loan Credit Agreement dated as of December 17, 2013 among Teva Pharmaceutical Industries Limited, as guarantor, Teva Holdings GK, as initial borrower, Mizuho Bank LTD., as administrative agent and the lenders party thereto (14)

2.25	Senior Indenture, dated as of March 31, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V. and The Bank of New York Mellon, as trustee (15)

2.26	Supplemental Senior Indenture, dated as of March 31, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V., The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London branch, as principal paying agent (15)

2.27	Form of Global Notes (included in Exhibit 2.26)

2.28	Bridge Loan Credit Agreement, dated as of September 25, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Pharmaceutical Finance Netherlands III B.V., Teva Capital Services Switzerland GmbH, Citibank, N.A. and the lenders party thereto (16)

2.29	Term Loan Credit Agreement, dated as of November 16, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V., Teva Pharmaceutical Finance Netherlands III B.V., Citibank, N.A. and the lenders party thereto (17)

2.30	Senior Unsecured Revolving Credit Agreement, dated as of November 16, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V., Teva Pharmaceutical Finance Netherlands III B.V., Citibank, N.A. and the lenders party thereto (18)

2.31	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

4	Master Purchase Agreement, dated as of July 26, 2015, by and between Allergan plc and Teva Pharmaceutical Industries Limited (19)

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman, independent registered public accountants

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following financial information from Teva Pharmaceutical Industries Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Balance Sheets at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

1.	English translation or summary from Hebrew original, which is the official version.
2.	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3.	Incorporated by reference to Exhibit 99.1 to Teva’s Form 6-K filed on November 5, 2015.
4.	English translation or summary from Hebrew original, which is the official version, except as to Exhibit A thereto, the official version of which is in English.
5.	Incorporated by reference to Exhibit 99.2 to Teva’s Form 6-K filed on November 5, 2015.
6.	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-184652).
7.	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on December 8, 2015.
8.	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
9.	Incorporated by reference to Teva’s Form 6-K filed on November 10, 2011.
10.	Incorporated by reference to Teva’s Form 6-K filed on December 18, 2012.
11.	Incorporated by reference to Teva’s Form 6-K filed on April 4, 2012.
12.	Incorporated by reference to Teva’s Form 6-K filed on April 25, 2012.
13.	Incorporated by reference to Exhibit 2.1 to Teva’s Form 6-K filed on May 9, 2012.
14.	Incorporated by reference to Exhibit 2.27 to Teva’s Annual Report on Form 20-F for the year ended December 31, 2014.
15.	Incorporated by reference to Teva’s Report on Form 6-K filed on March 31, 2015.
16.	Incorporated by reference to Exhibit 99.1 to Teva’s Report on Form 6-K filed on September 29, 2015.
17.	Incorporated by reference to Exhibit 99.1 to Teva’s Report on Form 6-K filed on November 18, 2015.
18.	Incorporated by reference to Exhibit 99.2 to Teva’s Report on Form 6-K filed on November 18, 2015.
19.	Incorporated by reference to Exhibit 99.1 to Teva’s Report on Form 6-K filed on July 28, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Group Executive Vice President, Chief Financial Officer

Date: February 11, 2016

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘‘Report of Teva Management on Internal Control Over Financial Reporting’’ appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 11, 2016	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$6,946	$2,226
Accounts receivable	5,350	5,408
Inventories	3,966	4,371
Deferred income taxes	735	993
Other current assets	1,401	1,398

Total current assets	18,398	14,396
Other non-current assets	2,616	1,569
Property, plant and equipment, net	6,544	6,535
Identifiable intangible assets, net	7,675	5,512
Goodwill	19,025	18,408

Total assets	$54,258	$46,420

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$1,585	$1,761
Sales reserves and allowances	6,601	5,849
Accounts payable and accruals	3,594	3,171
Other current liabilities	1,225	1,508

Total current liabilities	13,005	12,289
Long-term liabilities:
Deferred income taxes	1,748	1,101
Other taxes and long-term liabilities	1,195	1,109
Senior notes and loans	8,383	8,566

Total long-term liabilities	11,326	10,776

Commitments and contingencies, see note 13
Total liabilities	24,331	23,065

Equity:
Teva shareholders’ equity:
Preferred shares of NIS 0.10 par value per mandatory convertible preferred share; December 31, 2015: authorized 5 million shares; issued 3.4 million shares	3,291	—
Ordinary shares of NIS 0.10 par value per share; December 31, 2015 and December 31, 2014: authorized 2,500 million shares; issued 1,016 million shares and 957 million shares, respectively	52	50
Additional paid-in capital	17,757	14,121
Retained earnings	14,851	14,436
Accumulated other comprehensive loss	(1,955)	(1,343)
Treasury shares as of December 31, 2015 and December 31, 2014—108 million ordinary shares and 105 million ordinary shares, respectively	(4,227)	(3,951)

	29,769	23,313

Non-controlling interests	158	42

Total equity	29,927	23,355

Total liabilities and equity	$54,258	$46,420

/S/ E. VIGODMAN	/S/ E. DESHEH
E. Vigodman President and Chief Executive Officer	E. Desheh Group Executive Vice President, Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Year ended December 31,
	2015	2014	2013
Net revenues	$19,652	$20,272	$20,314
Cost of sales	8,296	9,216	9,607

Gross profit	11,356	11,056	10,707
Research and development expenses	1,525	1,488	1,427
Selling and marketing expenses	3,478	3,861	4,080
General and administrative expenses	1,239	1,217	1,239
Impairments, restructuring and others	1,131	650	788
Legal settlements and loss contingencies	631	(111)	1,524

Operating income	3,352	3,951	1,649
Financial expenses—net	1,000	313	399

Income before income taxes	2,352	3,638	1,250
Income taxes	634	591	(43)
Share in losses of associated companies—net	121	5	40

Net income	1,597	3,042	1,253
Net income (loss) attributable to non-controlling interests	9	(13)	(16)

Net income attributable to Teva	1,588	3,055	1,269

Accrued dividends on preferred shares	15	—	—

Net income attributable to ordinary shareholders	$1,573	$3,055	$1,269

Earnings per share attributable to ordinary shareholders:
Basic	$1.84	$3.58	$1.49

Diluted	$1.82	$3.56	$1.49

Weighted average number of shares (in millions):
Basic	855	853	849

Diluted	864	858	850

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

	Year ended December 31,
	2015	2014	2013
Net income	$1,597	$3,042	$1,253
Other comprehensive income (loss), net of tax:
Currency translation adjustment	(1,102)	(1,440)	(22)
Unrealized gain (loss) on derivative financial instruments, net	135	237	(104)
Unrealized gain (loss) from available-for-sale securities, net	319	(12)	12
Unrealized gain (loss) on defined benefit plans, net	35	(43)	42

Total other comprehensive loss	(613)	(1,258)	(72)

Total comprehensive income	984	1,784	1,181
Comprehensive income (loss) attributable to the non-controlling interests	8	(19)	(14)

Comprehensive income attributable to Teva	$976	$1,803	$1,195

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Teva shareholders’ equity
	Ordinary shares
	Number of shares (in millions)	Stated value	MCPS**	Additional paid-in capital	Retained earnings	Accumulated other compre- hensive income (loss)	Treasury shares	Total Teva share- holders’ equity	Non- controlling interests	Total equity
		(U.S. dollars in millions)
Balance at January 1, 2013	944	$50	$—	$13,474	$12,346	$(17)	$(3,085)	$22,768	$99	$22,867

Changes during 2013:
Comprehensive income (loss)					1,269	(74)		1,195	(14)	1,181
Exercise of options by employees and vested RSUs	3	*		73			18	91		91
Stock-based compensation expense				64				64		64
Dividends					(1,080)			(1,080)		(1,080)
Purchase of treasury shares							(497)	(497)		(497)
Disposition of non-controlling interests									(12)	(12)
Other	*	*		17			7	24	(2)	22

Balance at December 31, 2013	947	50	—	13,628	12,535	(91)	(3,557)	22,565	71	22,636

Changes during 2014:
Comprehensive income (loss)					3,055	(1,252)		1,803	(19)	1,784
Exercise of options by employees and vested RSUs	10	*		408			106	514		514
Stock-based compensation expense				95				95		95
Dividends					(1,156)			(1,156)		(1,156)
Purchase of treasury shares							(500)	(500)		(500)
Disposition of non-controlling interests								—	(14)	(14)
Other	*	*		(10)	2			(8)	4	(4)

Balance at December 31, 2014	957	50	—	14,121	14,436	(1,343)	(3,951)	23,313	42	23,355

Changes during 2015:
Comprehensive income (loss)					1,588	(612)		976	8	984
Ordinary shares issuance***	54	2		3,289				3,291		3,291
MCPS issuance***			3,291					3,291		3,291
Exercise of options by employees and vested RSUs	5	*		225			163	388		388
Stock-based compensation expense				117				117		117
Dividends to ordinary shareholders					(1,155)			(1,155)		(1,155)
Accrued dividends to preferred shareholders					(15)			(15)		(15)
Purchase of treasury shares							(439)	(439)		(439)
Acquisition of non-controlling interests								—	103	103
Other				5	(3)			2	5	7

Balance at December 31, 2015	1,016	$52	$3,291	$17,757	$14,851	$(1,955)	$(4,227)	$29,769	$158	$29,927

*	Represents an amount less than 0.5 million.
**	Mandatory convertible preferred shares.
***	Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Year ended December 31,
	2015	2014	2013
Operating activities:
Net income	$1,597	$3,042	$1,253
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,308	1,508	1,642
Net change in operating assets and liabilities	967	290	968
Other than temporary loss on investment in securities	736	6	—
Impairment of long-lived assets	361	387	524
Deferred income taxes—net and uncertain tax positions	237	(226)	(1,380)
Other items	146	24	143
Impairment of equity investment—net	124	—	—
Stock-based compensation	117	95	64
Net (gain) loss from sale of long-lived assets and investments	(86)	1	18
Research and development in process	35	—	5

Net cash provided by operating activities	5,542	5,127	3,237

Investing activities:
Acquisitions of businesses, net of cash acquired	(3,309)	(363)	(39)
Purchases of investments and other assets	(2,003)	(324)	(160)
Purchases of property, plant and equipment	(772)	(929)	(1,031)
Proceeds from sales of long-lived assets and investments	524	196	187
Other investing activities	(5)	(30)	(104)

Net cash used in investing activities	(5,565)	(1,450)	(1,147)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	3,291	—	—
Proceeds from issuance of mandatory convertible preferred shares, net of issuance costs	3,291	—	—
Repayment of long-term loans and other long-term liabilities	(2,521)	(839)	(3,133)
Proceeds from long-term loans and other long-term liabilities	2,099	—	338
Dividends paid	(1,155)	(1,156)	(1,089)
Purchases of treasury shares	(439)	(500)	(497)
Proceeds from exercise of options by employees	388	514	91
Other financing activities	(178)	(9)	23
Net change in short-term debt	29	(385)	384

Net cash provided by (used in) financing activities	4,805	(2,375)	(3,883)

Translation adjustment on cash and cash equivalents	(62)	(114)	(48)

Net change in cash and cash equivalents	4,720	1,188	(1,841)
Balance of cash and cash equivalents at beginning of year	2,226	1,038	2,879

Balance of cash and cash equivalents at end of year	$6,946	$2,226	$1,038

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in millions)

Supplemental cash flow information:

	Year ended December 31,
	2015	2014	2013
Interest paid	$243	$294	$331

Income taxes paid, net of refunds	$802	$675	$1,298	*

*	Including, for 2013, payments amounting to $790 million for Amendment 69 and settlements with the Israeli tax authorities. See note 15.

Net change in operating assets and liabilities:

	Year ended December 31,
	2015	2014	2013
Accounts receivable net of sales reserves and allowances	$763	$710	$85
Inventories	129	230	399
Other current assets	87	(36)	106
Accounts payable and accruals and other current liabilities	(12)	(614)	378

	$967	$290	$968

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Parent Company”), headquartered in Israel, together with its subsidiaries and associated companies (the “Company,” “Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of generic, specialty, and other pharmaceutical products. The majority of the Group’s revenues are in the United States and Europe. The Group’s main manufacturing facilities are located in Israel, Hungary, United States, Germany, Canada, Japan, Ireland, the United Kingdom, the Czech Republic, Croatia, Italy and India.

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

The financial statements for our Venezuelan business, which has a highly inflationary economy, are remeasured as if the functional currency was the U.S. dollar, Teva’s reporting currency, using a translation rate determined by the country’s official preferential rate. A highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period. See note 16a.

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

The Company includes the results of operations of acquired businesses from the date of acquisition.

c.	Investee companies:

Investments in entities in which the Company has a significant influence are accounted for using the equity method and included within other non-current assets. Under the equity method, the Company generally recognizes its proportionate share of comprehensive income or loss of the entity. Other non-marketable equity investments are carried at cost. The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable. Impairments on investee companies are recorded in the income statement under share in losses of associated companies—net.

d.	Cash and cash equivalents:

All highly liquid investments, which include short-term bank deposits and money market instruments, that are not restricted as to withdrawal or use, and investment in short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

e.	Inventories:

Inventories are valued at the lower of cost or market. Cost of raw and packaging materials is determined mainly on a moving average basis. Cost of purchased products is determined mainly on a standard cost basis, approximating average costs. Cost of manufactured finished products and products in process is calculated assuming normal manufacturing capacity as follows: raw and packaging materials component is determined mainly on a moving average basis, while the capitalized production costs are determined either on an average basis over the production period, or on a standard cost basis, approximating average costs.

Inventories acquired in a business combination are stepped-up to their estimated fair value and amortized to cost of sales as that inventory is sold.

Teva updated its inventory policy to verify that inventory is measured against net realizable value, as defined by the new accounting pronouncement.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Teva’s long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plant and equipment. Teva reviews its long-lived assets and performs detailed testing whenever potential impairment indicators are present. In addition, the Company performs impairment testing as of October 1 of each year for goodwill and identifiable indefinite life intangible assets.

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

The Company and its subsidiaries are involved in various patent, product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies or contingent consideration or other contingent liabilities incurred or acquired in a business combination, Teva records accruals for these types of contingencies to the extent that Teva concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Teva records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred. Contingent consideration and other contingent liabilities incurred or acquired in a business combination are recorded at a probability weighted assessment of their fair value and monitored on an ongoing basis for changes in that value.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

i.	Uncertain tax positions:

Teva recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. Teva regularly re-evaluates its tax positions based on developments in its tax audits, statute of limitations expirations, changes in tax laws and new information that can affect the technical merits and change the assessment of Teva’s ability to sustain the tax benefit. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax position under the income taxes line item.

Provisions for uncertain tax positions, whereas Teva has net operating losses to offset additional income taxes that would result from the settlement of the tax position, are presented as a reduction of the deferred tax assets for such net operating loss.

j.	Treasury shares:

Treasury shares are held by Teva’s subsidiaries and presented as a reduction of Teva shareholders’ equity and carried at their cost to Teva, under treasury shares.

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

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, and other promotional items, such as shelf stock adjustments, are included in sales, reserves and allowances under current liabilities. Prompt payment discounts are netted against accounts receivable.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Revenues include royalty income and income from services, which amounted to $140 million, $167 million and $182 million in the years ended December 31, 2015, 2014 and 2013, respectively.

m.	Research and development:

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

Shipping and handling costs, which are included in selling and marketing expenses, amounted to $127 million, $151 million and $232 million for the years ended December 31, 2015, 2014 and 2013, respectively.

o.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2015, 2014 and 2013 were $297 million, $302 million and $321 million, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

p.	Deferred income taxes:

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred income taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that a portion of the deferred income tax assets will not be realized. In determining whether a valuation allowance is needed, Teva considers all available evidence, including historical information, long range forecast of future taxable income and evaluation of tax planning strategies. Amounts recorded for valuation allowance can result from a complex series of judgments about future events and can rely on estimates and assumptions. Deferred income tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) Amounts of tax-exempt income generated from the Company’s current Approved Enterprises and unremitted earnings from foreign subsidiaries retained for reinvestment in the Group. See note 15f.

q.	Earnings per share:

Basic earnings per share are computed by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares (including fully vested RSUs) outstanding during the year, net of treasury shares.

In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested RSUs and PSUs granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures; and (iii) the conversion of the mandatory convertible preferred shares using the “if-converted” method by adding to net income attributable to ordinary shareholders the dividends on the preferred shares and by adding the weighted average number of shares issuable upon assumed conversion of the mandatory convertible preferred shares.

r.	Concentration of credit risks:

Most of Teva’s cash and cash equivalents (which along with investment in securities amounted to $8.4 billion at December 31, 2015) were deposited with financially sound European, U.S. and Israeli banks and financial institutions and were comprised mainly of cash deposits.

The pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. The U.S. market constitutes approximately 57.2% of Teva’s consolidated revenues and a relatively small portion of total trade accounts after netting amounts in sales, reserves and allowances. The exposure of credit risks relating to other trade receivables is limited, due to the relatively large number of group customers and their wide

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

geographic distribution. Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts and netted against accounts receivable.

s.	Derivatives and hedging:

The Group carries out transactions involving derivative financial instruments (mainly forward exchange contracts, written and purchased currency options, cross-currency swap contracts, interest rate swap contracts and treasury locks). The transactions are designed to hedge the Company’s currency and interest rate exposures. The Company does not enter into derivative transactions for trading purposes.

Derivative instruments that qualify for hedge accounting are recognized on the balance sheet at their fair value.

For derivative instruments that are designated as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in “financial expenses—net” in the statements of income during the current period.

For derivative instruments that are designated and qualify as a cash-flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the anticipated transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument (i.e., the ineffective portion), if any, is recognized in the statement of income during the current period.

For derivative instruments that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of the cash flows from the underlying hedged items that these derivatives are hedging.

Derivative instruments that do not qualify for hedge accounting are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of “financial expenses—net” in the statements of income. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

The Company recognizes revenue generated and costs incurred on sales to third parties as it relate to a collaborative agreement as gross or net. If the Company is the principal participant in a transaction, revenues are recorded on a gross basis; otherwise, revenues are recorded on a net basis.

v.	Segment reporting:

The Company’s business includes two reporting segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system and respiratory indications, as well as those marketed in the women’s health, oncology and other specialty businesses. See note 20.

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

In November 2015, the Financial Accounting Standards Board (the “FASB”) issued guidance on balance sheet classification of deferred taxes. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In September 2015, the FASB issued guidance on current accounting for measurement-period adjustments. The new guidance requires entities to recognize adjustments to provisional amounts that are identified during the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

measurement period in the reporting period in which the adjustment amounts are determined. Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date. The provisions of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (early adoption is permitted), and should be applied prospectively. Teva does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

In July 2015, the FASB issued guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). Teva adopted the new guidance in the third quarter of 2015, and it had an immaterial impact on its consolidated financial statements.

In April 2015, the FASB issued guidance on debt issuance costs. The guidance requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt in the balance sheet. This guidance does not contain guidance for debt issuance costs related to line-of-credit arrangements. Consequently, in August 2015, the FASB issued additional guidance to add paragraphs indicating that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to line-of-credit arrangements as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. Teva does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

In February 2015, the FASB issued amended guidance on current accounting for consolidation of certain entities. Pursuant to this guidance, reporting enterprises should evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (“VIE”), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. Teva does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. Teva is currently evaluating the impact of the guidance on its consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 2 – CERTAIN TRANSACTIONS:

a.	Business transactions:

Japanese business venture:

In November 2015, Teva and Takeda Pharmaceutical Company Limited (“Takeda”) entered into a definitive agreement to establish a partnership in Japan. The new business venture, intended to create a leading generic pharmaceutical company in Japan, is expected to start operating in the second calendar quarter of 2016.

Teva will have a 51% stake in the new company and Takeda will have the remaining 49%; as such, Teva is expected to consolidate the business venture as part of the consolidated financial statements. As the transaction will not become effective until closing, there was no material financial impact for Teva in 2015.

Rimsa acquisition:

On October 1, 2015, Teva entered into a definitive agreement to acquire Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a leading pharmaceutical company in Mexico, along with a portfolio of products, companies, intellectual property, assets and pharmaceutical patents, for an aggregate of $2.3 billion, in a cash free, debt free set of transactions. This acquisition is expected to add a portfolio of patent-protected drugs to Teva’s business in Latin America.

The transaction is expected to be funded through a combination of available cash and lines of credit. Subject to satisfaction of the closing conditions, Teva expects the acquisition to close in the first quarter of 2016.

Actavis Generics acquisition:

On July 27, 2015, Teva announced that it entered into a definitive agreement with Allergan plc to acquire Allergan’s worldwide generic pharmaceutical business (“Actavis Generics”). Teva will pay total consideration of $33.75 billion in cash and approximately 100 million Teva shares, to be issued to Allergan at the closing of the transaction. At the time of the announcement, total consideration was estimated to be $40.5 billion. However, the final consideration will be based on the closing price of Teva’s ordinary shares at the date of acquisition. Closing of the transaction is subject to certain conditions, including relevant regulatory approvals. We continue to work toward satisfying all conditions in order to close by the end of the first quarter of 2016; however, it is possible that closing may be slightly delayed.

On September 25, 2015, Teva entered into a $27 billion bridge loan credit agreement with various banks, to finance a portion of the Actavis Generics acquisition. Any loan under the bridge facility would bear an interest rate of LIBOR plus a margin ranging from 0.30% to 1.65%, so long as Teva maintains an investment-grade credit rating. On November 16, 2015, Teva reduced the amount of the bridge loan from $27 billion to $22 billion and entered into term facilities amounting to $5 billion with a syndicate of banks. The term facilities are split into two tranches of $2.5 billion each, with the first tranche maturing in full after three years and the second tranche maturing in five years with payment installments each year. To date, Teva has not drawn any funds under the bridge loan or the term facilities.

On December 8, 2015, Teva closed public offerings consisting of 54 million American Depositary Shares (“ADSs”) at $62.50 per ADS and 3,375,000 of its 7.00% mandatory convertible preferred shares at $1,000 per share. On January 6, 2016, Teva sold an additional 5.4 million ADSs and 337,500 mandatory convertible preferred shares pursuant to the exercise of the underwriters’ over-allotment option. The net proceeds from the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

offerings were approximately $7.2 billion, after estimated underwriting discounts, commissions and offering expenses payable by Teva. Teva intends to use the net proceeds from these offerings towards the cash portion of the purchase price for Actavis Generics and related fees and expenses, for the pending acquisition of Rimsa or otherwise for general corporate purposes. Pending such use, the Company used certain of such proceeds to repay certain indebtedness.

Auspex acquisition:

In May 2015, Teva acquired Auspex Pharmaceuticals, Inc. (“Auspex”), an innovative biopharmaceutical company specializing in applying deuterium chemistry to known molecules to create novel therapies with improved safety and efficacy profiles, for net cash consideration of $3.3 billion.

The table below summarizes the preliminary estimates of the fair value of the assets acquired and liabilities assumed and resulting goodwill. These preliminary estimates are subject to revision, which may result in adjustments to the preliminary values presented below.

U.S.$ in millions
Cash and cash equivalents	$201
Other current assets	6
Deferred taxes and other assets	126
Identifiable intangible assets:
Research and development in-process	3,143
Goodwill	1,146

Total assets acquired	4,622

Current liabilities	29
Deferred taxes	1,131

Total liabilities assumed	1,160

Net assets acquired	$3,462

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

Eagle license agreement:

On February 13, 2015, Teva entered into an exclusive license agreement with Eagle Pharmaceuticals, Inc. (“Eagle”) for Eagle’s EP-3102, a bendamustine hydrochloride rapid infusion product for the treatment of chronic lymphocytic leukemia (CLL) and indolent B-cell non-Hodgkin lymphoma (NHL).

Under the terms of the agreement, Eagle received an upfront cash payment of $30 million, a first milestone payment of $15 million and may receive up to $65 million in additional milestone payments as well as royalties on net sales.

As the transaction was accounted as a business combination, the acquisition consideration was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed based on a preliminary valuation.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Other 2015 transactions:

During 2015, Teva acquired stakes in Gecko Health Innovations, Inc., Immuneering Corporation and Microchips Biotech, Inc. for an aggregate of approximately $102 million and certain contingent payments.

Labrys acquisition:

In July 2014, Teva fully acquired Labrys Biologics, Inc. (“Labrys”) for an upfront cash payment of $207 million and up to $625 million in contingent payments upon achievement of certain milestones. Labrys is a development stage biotechnology company focused on treatments for chronic migraine and episodic migraine.

At the time of the acquisition, the potential additional payments were evaluated and recorded at a fair value of $251 million.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

NuPathe acquisition:

In February 2014, Teva completed the acquisition of NuPathe Inc. (“NuPathe”). NuPathe’s leading product is Zecuity®, a prescription migraine patch approved by the FDA for the acute treatment of migraine with or without aura in adults.

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

With Takeda:

During 2014, Teva and Takeda entered into agreements allowing Takeda to commercialize Teva’s innovative treatments for Parkinson’s disease and multiple scleroses (marketed globally under the product names Copaxone® and Azilect®) in Japan. Under these agreements, Teva is entitled to certain development, regulatory and sales-based milestones and royalty payments.

With The Procter & Gamble Company (“P&G”):

In November 2011, Teva formed PGT Healthcare, a consumer healthcare joint venture with The Procter & Gamble Company (“P&G”). Headquartered in Geneva, Switzerland, the joint venture focuses on branded OTC

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 3—FAIR VALUE MEASUREMENT:

Financial items carried at fair value as of December 31, 2015 and 2014 are classified in the tables below in one of the three categories described in note 1t:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$162	$—	$—	$162
Cash deposits and other	6,784	—	—	6,784
Investment in securities:
Equity securities	1,352	—	—	1,352
Structured investment vehicles	—	94	—	94
Other	11	—	1	12
Derivatives:
Asset derivatives—options and forward contracts	—	25	—	25
Asset derivatives—interest rate, cross-currency and forward starting interest rate swaps	—	105	—	105
Liabilities derivatives—options and forward contracts	—	(11)	—	(11)
Liabilities derivatives—treasury locks, interest rate and forward starting interest rate swaps	—	(26)	—	(26)
Contingent consideration*	—	—	(812)	(812)

Total	$8,309	$187	$(811)	$7,685

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$10	$—	$—	$10
Cash deposits and other	2,216	—	—	2,216
Escrow fund	125	—	—	125
Investment in securities:
Auction rate securities	—	—	13	13
Equity securities	66	—	—	66
Structured investment vehicles	—	96	—	96
Other, mainly debt securities	73	—	1	74
Derivatives:
Asset derivatives—options and forward contracts	—	82	—	82
Asset derivatives—cross-currency swaps	—	20	—	20
Liability derivatives—options and forward contracts	—	(54)	—	(54)
Liability derivatives—interest rate swaps	—	(43)	—	(43)
Contingent consideration*	—	—	(630)	(630)

Total	$2,490	$101	$(616)	$1,975

*	Contingent consideration represents either liabilities or assets recorded at fair value in connection with acquisitions.

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

	December 31, 2015	December 31, 2014
	U.S. $ in millions
Fair value at the beginning of the period	$(616)	$(347)
Auction rate securities realized	(13)	(5)
Additional contingent consideration resulting from:
Eagle license	(128)	—
Labrys acquisition	—	(251)
Gecko acquisition	(5)	—
NuPathe acquisition	—	(83)
Adjustments to provisions for contingent consideration:
Labrys acquisition	(311)	(1)
Eagle license	(63)	—
MicroDose acquisition	(10)	83
Cephalon acquisition	(5)	(56)
NuPathe acquisition	(10)	(6)
Settlement of contingent consideration:
Labrys acquisition	350	—
Cephalon acquisition	—	21
Sale of animal health unit	—	(5)
Adjustments to contingent considerations due to changes in purchase price allocations and others	—	34

Fair value at the end of the period	$(811)	$(616)

Financial instruments not measured at fair value

Teva’s financial instruments consist mainly of cash and cash equivalents, investments in securities, current and non-current receivables, short-term credit, accounts payable and accruals, loans and senior notes, convertible senior debentures and derivatives.

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

Financial instruments measured on a basis other than fair value are mostly comprised of senior notes and convertible senior debentures, and are presented in the below table in terms of fair value:

	Estimated fair value*
	December 31,
	2015	2014
	(U.S. $ in millions)
Senior notes included under long-term liabilities	$(7,305)	$(7,776)
Senior notes and convertible senior debentures included under short-term liabilities	(1,778)	(1,731)

Fair value at the end of the period	$(9,083)	$(9,507)

*	The fair value was estimated based on quoted market prices, where available.

NOTE 4—INVESTMENT IN SECURITIES:

a.	Available-for-sale securities:

Available-for-sale securities are comprised mainly of debt securities and equity securities.

At December 31, 2015 and 2014, the fair value, amortized cost and gross unrealized holding gains and losses of such securities are as follows:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2015	$1,620	$1,303	$338	$21
December 31, 2014	$259	$266	$19	$26

Investments in securities are classified based on the initial maturity as well as the intended time of realization.

During the second quarter of 2015, Teva acquired a less than 5% interest in Mylan shares. As the decline in fair value of this interest was considered to be other-than-temporary, on June 30, 2015, a loss of $105 million was recorded under impairments, restructuring and others, reflecting the difference between the purchase price of this interest and its fair value as of June 30, 2015. On September 30, 2015, an additional loss of $623 million was recorded under financial expenses-net, reflecting the difference between the book value of this interest and its fair value. Total loss from the decline in value of the Mylan shares was $728 million. See notes 17 and 18. As of December 31, 2015, unrealized gain of $312 million was recorded in other comprehensive income.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Investments in securities are presented in the balance sheet as follows:

	December 31,
	2015	2014
	(U.S. $ in millions)
Other non-current assets	$1,447	$176
Cash and cash equivalents, mainly money market funds	162	10
Other current assets	11	73

	$1,620	$259

b.	Contractual maturities:

The contractual maturities of debt securities are as follows:

December 31, 2015
(U.S. $ in millions)
2016	$173
2021 and thereafter	95

$268

NOTE 5—INVENTORIES:

Inventories, net of reserves, consisted of the following:

	December 31,
	2015	2014
	(U.S. $ in millions)
Finished products	$2,050	$2,268
Raw and packaging materials	1,195	1,279
Products in process	535	638
Materials in transit and payments on account	186	186

	$3,966	$4,371

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2015	2014
	(U.S. $ in millions)
Machinery and equipment	$5,071	$4,893
Buildings	2,591	2,653
Computer equipment and other assets	1,492	1,391
Payments on account	525	571
Land*	394	372

	10,073	9,880
Less—accumulated depreciation	3,529	3,345

	$6,544	$6,535

*	Land includes long-term leasehold rights in various locations, with useful lives of between 30 and 99 years.

Depreciation expenses were $449 million, $464 million and $458 million in the years ended December 31, 2015, 2014 and 2013, respectively. During the years ended December 31, 2015, 2014 and 2013, Teva had impairments of property, plant and equipment in the amount of $96 million, $163 million and $61 million, respectively. See note 18.

NOTE 7—GOODWILL:

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 were as follows:

	Generics	Specialty	Other	Total
	(U.S. $ in millions)
Balance as of January 1, 2014	$9,088	$8,668	$1,225	$18,981
Changes during year:
Goodwill acquired	—	183	—	183
Translation differences and other	(358)	(349)	(49)	(756)

Balance as of December 31, 2014	$8,730	$8,502	$1,176	$18,408
Changes during year:
Goodwill acquired*	—	1,212	—	1,212
Translation differences and other	(265)	(294)	(36)	(595)

Balance as of December 31, 2015	$8,465	$9,420	$1,140	$19,025

*	Mainly due to the Auspex acquisition in May 2015.

As of December 31, 2015, 2014 and 2013, the Company determined that there were no impairments to goodwill.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 8—IDENTIFIABLE INTANGIBLE ASSETS:

Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	December 31,
	2015	2014	2015	2014	2015	2014
	(U.S. $ in millions)
Product rights	$9,047	$9,606	$5,876	$5,343	$3,171	$4,263
Trade names	212	243	40	54	172	189
Research and development in process	4,332	1,060	—	—	4,332	1,060

Total	$13,591	$10,909	$5,916	$5,397	$7,675	$5,512

Product rights and trade names are assets presented at amortized cost. These assets represent a portfolio of pharmaceutical products from various categories with a weighted average life of approximately 10 years. Amortization of intangible assets amounted to $838 million, $1,036 million and $1,180 million in the years ended December 31, 2015, 2014 and 2013, respectively.

Teva’s in-process research and development are assets that have not yet been approved in major markets. Teva’s in-process research and development is comprised mainly of the following acquisitions and related assets: SD809—multiple indications and SDJ60 idiopathic pulmonary fibrosis (Auspex)—$3,143 million; LBR-101 (Labrys)—$444 million; Revascor ® (Cephalon)—$258 million; Reslizumab (formerly known as Cinquil®, Cephalon)—$215 million; Technology (Immuneering)—$87 million; Technology (Microchips)—$76 million; LAMA/LABA (MicroDose)—$62 million and TD Hydrocodone (Cephalon)—$47 million. In-process research and development carry intrinsic risks that the asset might not succeed in advanced phases and will be impaired in future periods.

Impairment of identifiable intangible assets amounted to $265 million, $224 million and $393 million in the years ended December 31, 2015, 2014 and 2013, respectively, and are recorded in earnings under impairments, restructuring and others. See note 18.

As of December 31, 2015, the estimated aggregate amortization of intangible assets for the years 2016 to 2020 is as follows: 2016—$584 million; 2017—$521 million; 2018—$518 million; 2019—$430 million and 2020—$368 million.

NOTE 9—SALES RESERVES AND ALLOWANCES:

Sales reserves and allowances consisted of the following:

	December 31,
	2015	2014
	(U.S. $ in millions)
Rebates	$3,382	$2,842
Medicaid	1,319	1,099
Chargebacks	1,091	1,129
Returns	598	593
Other	211	186

	$6,601	$5,849

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 10—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a.	Long-term employee-related obligations consisted of the following:

	December 31,
	2015	2014
	(U.S. $ in millions)
Accrued severance obligations	$123	$146
Defined benefit plans	157	188

Total	$280	$334

As of December 31, 2015 and 2014, the Group had $140 million and $146 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability mainly in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

Most of the change resulted from actuarial updates, as well as from exiting from several defined benefit plans in several countries.

The Company expects to expense an approximate contribution of $126 million in 2016 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Latin America

The majority of the employees in Latin America are entitled to severance under local law. The severance payments are calculated based on service term and employee remuneration, and accruals are maintained to reflect these amounts. In some Latin American countries it is Teva’s practice to offer retirement health benefits to qualifying employees. Based on the specific plan requirements, benefits accruals are maintained to reflect the estimated amounts or adjusted if future plans are modified.

The Company expects to pay the following future minimum benefits to its employees: $8 million in 2016; $7 million in 2017; $11 million in 2018; $11 million in 2019; $8 million in 2020 and $50 million between 2020 to 2024. These amounts do not include amounts that might be paid to employees who cease working with the Company before their normal retirement age.

NOTE 11—DEBT OBLIGATIONS:

a.	Short-term debt:

			December 31,
	Weighted average interest rate as of December 31	Maturity	2015	2014
			(U.S. $ in millions)
Bank and financial institutions	2.05%		$75	$46
Convertible debentures (see note 12)	0.25%	2026	521	530
Current maturities of long-term liabilities			989	1,185

Total short term debt			$1,585	$1,761

Short-term debt has an earliest date of repayment within 12 months.

Line of credit:

In November 2015, the Company entered into a $3 billion five-year unsecured syndicated credit facility (which will increase to $4.5 billion upon closing of the Actavis Generics acquisition, see note 2), replacing the previous $3 billion facility. As of December 31, 2015, the credit facility remained unutilized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Long-term debt includes the following:

	Weighted average interest rate as of December 31, 2015	Maturity	December 31,
			2015	2014
	%		(U.S. $ in millions)
Senior notes USD 613 million (1)	3.65%	2021	$611	$873
Senior notes USD 588 million (1)	3.65%	2021	586	873
Senior notes USD 700 million	2.25%	2020	700	700
Senior notes USD 950 million	2.40%	2016	950	950
Senior notes EUR 1,000 million	2.88%	2019	1,092	1,213
Senior notes USD 789 million (1)	6.15%	2036	780	974
Senior notes USD 844 million (1)	2.95%	2022	843	1,297
Senior notes CHF 450 million	1.50%	2018	455	455
Senior notes EUR 1,300 million (2)	1.25%	2023	1,409	—
Senior notes EUR 700 million (2)	1.88%	2027	762	—
Senior notes USD 1,000 million (3)	3.00%	2015	—	1,000
Fair value hedge accounting adjustments			(10)	(43)

Total senior notes			$8,178	$8,292
Term loan EUR 122 million (4)	EURIBOR + 1.0%	2015	—	148
Term loan JPY 35 billion	1.42%	2019	290	293
Term loan JPY 65 billion	0.99%	2017	544	549
Term loan JPY 35 billion	LIBOR +0.3%	2018	290	293
Other loans JPY 5 billion (5)	1.67%	2019	39	118

Total loans			$1,163	$1,401
Debentures USD 15 million	7.20%	2018	15	15
Other	7.48%	2026	5	—

Total debentures and others			$20	$15

Less current maturities			989	1,185
Derivative instruments			11	43

Total long term debt (6)			$8,383	$8,566

1.	In February 2015, Teva consummated a cash tender offer for certain of its outstanding senior notes. Teva paid $1.3 billion in aggregate consideration (applicable purchase price including premium and accrued interest) to redeem $1.2 billion aggregate principal amount of senior notes.

Concurrently, Teva terminated an interest swap agreement designated as fair value hedge relating to its 2.95% senior notes due 2022 with respect to $456 million notional amount. In addition, Teva terminated a cross-currency swap agreement designated as cash flow hedge relating to its 3.65% senior notes due 2021 with respect to $287 million notional amount.

The Company recorded $143 million expense in connection with the debt tender offer and the termination of the related swap agreements, recognized under financial expenses – net (see note 17).

2.	In March 2015, Teva Pharmaceutical Finance Netherlands II B.V., a Teva finance subsidiary, issued senior notes in an aggregate principal amount of €2.0 billion, comprised of: €1.3 billion due in March 2023 bearing interest of 1.25% and €0.7 billion due in March 2027 bearing interest of 1.88%. All such notes are guaranteed by Teva.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

3.	In June 2015, Teva repaid at maturity $1.0 billion principal amount of its 3% fixed rate senior notes and settled the related $1.0 billion notional amount cross-currency swap agreement designated as cash flow hedge of these notes.

4.	In January 2015, Teva repaid a loan from the European Investment Bank (EIB) in the amount of €122 million. The loan had borne interest determined on the basis of EURIBOR + 1%.

5.	Comprised of several JPY loans. Maturity was computed using weighted averages. Management expects the loans to be repaid in 2016.

6.	Long term debt as of December 31, 2015 is effectively denominated (taking into consideration cross currency swap agreements) in the following currencies: euro 46%, U.S. dollar 35%, JPY 14% and Swiss franc 5%.

Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2015, the Company met all financial covenants.

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

The required annual principal payments of long-term debt as of December 31, 2015, starting with the year 2017, are as follows:

December 31, 2015
(U.S. $ in millions)
2017	$544
2018	760
2019	1,382
2020	700
2021 and thereafter	4,997

$8,383

NOTE 12—CONVERTIBLE SENIOR DEBENTURES:

Convertible senior debentures amounted to $521 and $530 million principal amount of our 0.25% convertible senior debentures due 2026 as of December 31, 2015 and 2014, respectively. These convertible senior debentures include a “net share settlement” feature according to which the principal amount will be paid in cash and in case of conversion, only the residual conversion value above the principal amount will be paid in Teva shares. Due to the “net share settlement” feature, exercisable at any time, these convertible senior debentures are classified in the balance sheet under short-term debt. Holders of the convertible debentures were able to cause Teva to redeem the debentures on February 1, 2016 and have another right to cause Teva to do so on February 1, 2021.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 13—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

Pending acquisitions:

On October 1, 2015, Teva agreed to acquire Rimsa for $2.3 billion in cash and on July 27, 2015, it announced its agreement to acquire Actavis Generics for $33.75 billion in cash and approximately 100 million Teva shares. See note 2.

Preferred dividends:

The Company pays dividends under its outstanding mandatory convertible preferred shares. See note 14b.

Operating leases:

As of December 31, 2015, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2016—$141 million; 2017—$115 million; 2018—$92 million; 2019—$59 million; 2020—$39 million; 2021 and thereafter—$111 million.

The lease fees expensed in each of the years ended December 31, 2015, 2014 and 2013 were $122 million, $153 million and $117 million, respectively.

Royalty commitments:

The Company is committed to paying royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales or of the gross margin of certain products, as defined in the underlying agreements.

Royalty expenses are reported in cost of goods sold if related to the acquisition of a product, and if not are included in sales and marketing expenses. The royalty expense in each of the years ended December 31, 2015, 2014 and 2013 were $911 million, $987 million and $1.1 billion, respectively.

Milestone commitments:

The Company is committed to paying milestone payments, usually as part of business transactions. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. As of December 31, 2015, were all milestones and targets, for compounds in Phase II and more advanced stages of development, to be achieved, the total contingent payments could reach an aggregate of up to approximately $2.3 billion.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

pharmaceuticals prior to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In June 2013, Teva settled its pantoprazole patent litigation with Wyeth and agreed to pay $1.6 billion, which was completed on October 1, 2014. Teva has sought insurance coverage to defray such amount, and to date, Teva has recovered approximately $339 million from certain of its insurance carriers.

In September 2012, Teva launched its 10, 20, 30, 40, 50, and 60 mg methylphenidate ER products, which are the AB-rated generic versions of UCB’s Metadate CD® capsules, which had annual sales of approximately $154 million for the twelve months ended September 2012. In December 2012, UCB sued Teva in the United States District Court for the Northern District of Georgia for infringement of UCB’s formulation patent, which expires in October 2020. On March 18, 2015, the District Court granted Teva’s motion for summary judgment of noninfringement. The case was dismissed on May 12, 2015. Teva continues to sell its methylphenidate ER products.

On April 28, 2015, Teva launched its 2 mg, 5 mg, 10 mg, 15 mg, 20 mg, and 30 mg aripiprazole tablets, which are the AB-rated versions of Otsuka’s Abilify®, which had annual sales according to IMS of approximately $7.8 billion for the twelve months ending December 2014. Otsuka has sued Teva in New Jersey federal court for infringement of patents that expire in March 2023 and March 2027. On April 16, 2015, the court denied Otsuka’s motion for a temporary restraining order based on one of the patents in suit. On January 20, 2016, the court issued an order granting summary judgment on the grounds that Teva’s generic product does not infringe Otsuka’s patent directed to using aripriprazole in combination with certain anti-depressants. Otsuka plans to seek interlocutory appeal of this decision. The court has not yet issued decisions on the other patents in suit. No trial date has been scheduled. Were Otsuka ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to past sales of its aripiprazole products and enjoined from future sales until patent expiry. The amount of damages, if any, would be determined through a separate trial.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains a program of insurance, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of commercial insurance it desires, or any commercial insurance on reasonable terms, in all of its markets.

Teva and/or its subsidiaries have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the long-term use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

long-term usage. The cases of approximately 500 of the plaintiffs have been dismissed or otherwise resolved to date. Teva expects to be dismissed from at least some of the remaining cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. In addition, there are mass tort proceedings under way in state courts in California and New Jersey. The California litigation includes about half of the total plaintiffs. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. The appellate court affirmed, and the New Jersey Supreme Court has agreed to hear Teva’s further appeal of the decision with respect to the update claims. All of the cases in the New Jersey proceeding with respect to the generic defendants have been stayed pending resolution of the appeal.

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

On June 17, 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test may lead to increased scrutiny of Teva’s patent settlements, additional action by the Federal Trade Commission (“FTC”), and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements entered into between Cephalon, Inc., now a Teva subsidiary (“Cephalon”), and various generic pharmaceutical companies in late 2005 and early 2006 to resolve patent litigation involving certain finished modafinil products (marketed as Provigil®) were unlawful because they had the effect of excluding generic competition. The case also alleges that Cephalon improperly asserted its Provigil® patent against the generic pharmaceutical companies. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon (the “Direct Purchaser Class”). Similar allegations have been made in a number of additional complaints, including those filed on behalf of a proposed class of end payors of Provigil (the “End Payor Class”), by certain individual end payors, by certain retail chain pharmacies and by Apotex, Inc. (collectively, these cases are referred to as the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

“Philadelphia Modafinil Action”). Separately, Apotex challenged Cephalon’s Provigil® patent, and in October 2011, the Court found the patent to be invalid and unenforceable based on inequitable conduct. This decision was affirmed on appeal in April 2013. Teva has either settled or reached agreements in principle to settle with all of the plaintiffs in the Philadelphia Modafinil Action.

In February 2008, following an investigation, the FTC sued Cephalon only, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition (the “FTC Modafinil Action”).

In addition to the Philadelphia Modafinil Action and the FTC Modafinil Action, the City of Providence, Rhode Island and the State of Louisiana have also filed lawsuits against Cephalon and other Teva subsidiaries. Cephalon and other Teva subsidiaries have also received notices of potential claims related to the Provigil® settlement agreements by certain other claimants. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

On May 28, 2015, Cephalon entered into a consent decree with the FTC under which the FTC dismissed its claims against Cephalon in the FTC Modafinil Action in exchange for payment of $1.2 billion (less set-offs for prior settlements) by Cephalon and Teva into a settlement fund. The net amount paid into the settlement fund may be used to settle certain other related cases, including the claims still pending in the litigation described above, as well as other government investigations. Under the consent decree, Teva also agreed to certain injunctive relief with respect to the types of settlement agreements Teva may enter into to resolve patent litigation in the United States for a period of ten years. If, at the end of the ten years, the entire settlement fund has not been fully disbursed, any amount remaining will be paid to the Treasurer of the United States. On July 16, 2015, Teva made a payment into the settlement fund for the difference of $1.2 billion less the amount of the agreed-upon settlements reached as of that date. Management recorded an additional charge of $398 million in the second quarter of 2015 as a result of the settlement with the FTC.

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

Barr Laboratories, Inc., a subsidiary of Teva (“Barr”), is a defendant in actions in California, Florida and Kansas alleging that a January 1997 patent litigation settlement agreement between Barr and Bayer Corporation was anticompetitive and violated state antitrust and consumer protection laws. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. While an appeal was pending before the California Supreme Court, the trial court approved a $74 million class settlement with Bayer. On May 7, 2015, the California Supreme Court reversed and remanded the case back to the trial court for a rule of reason inquiry as to the remaining defendants, including Barr. A trial has been scheduled for October 2016. Based on the plaintiffs’ expert testimony in a prior federal multidistrict litigation, estimated sales of ciprofloxacin in California were approximately $500 million during the alleged damages period.

Barr remains a party to both the California and Florida actions. In the Kansas action, the court granted preliminary approval of the settlement Bayer entered into with plaintiffs on June 5, 2015. On July 22, 2015, Barr and the remaining co-defendants also agreed to settle with the plaintiffs. The settlement has been submitted to the court for approval, following which the case will be dismissed.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. On October 7, 2014, the court granted Teva’s motion to dismiss in the direct purchaser cases, after which the parties agreed that the court’s reasoning applied equally to the indirect purchaser cases. Plaintiffs filed notices of appeal, and the Third Circuit has consolidated the appeal with a separate antitrust case in which Teva is not a party, In re Lipitor Antitrust Litigation, solely for purposes of disposition by the same appellate panel. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline (“GSK”) and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the District Court dismissed the cases. On January 24, 2014, the District Court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. On June 26, 2015, the Third Circuit reversed and remanded for further proceedings. The defendants’ petitions for review by the full court were denied on September 23, 2015. Litigation has resumed in the district court in both the direct purchaser and indirect purchaser actions. Teva and GSK filed a motion for judgment on the pleadings in the indirect purchaser action on December 28, 2015. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

On June 18, 2014, two groups of end payors sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, in the Philadelphia Court of Common Pleas for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation (the “Philadelphia Esomeprazole Actions”). These end payors had opted out of a class action that was filed in the Massachusetts federal court in September 2012 and resulted in a jury verdict in December 2014 in favor of AstraZeneca and Ranbaxy (the “Massachusetts Action”). Prior to the jury verdict, Teva settled with all plaintiffs for $24 million. The allegations in the Philadelphia Esomeprazole Actions are nearly identical to those in the Massachusetts Action. The Philadelphia Esomeprazole Actions are stayed pending resolution of the Massachusetts Action, which is currently on appeal to the First Circuit with respect to the claims against the non-settling defendants AstraZeneca and Ranbaxy.

In April 2013, purported classes of direct purchasers of, and end payors for, Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the United States District Court for the Eastern District of Pennsylvania. Teva and Abbott’s motion to dismiss was denied on September 8, 2014. In March, April and December 2015 and in January 2016, several individual direct purchaser opt-out plaintiffs filed complaints with allegations nearly identical to those of the direct purchaser class. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Since November 2013, numerous lawsuits have been filed in several federal courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva subsidiaries. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the United States District Court for the District of Connecticut. Teva and BI’s motion to dismiss was denied on March 23, 2015. Defendants’ motion for certification for an immediate appeal of that decision was granted on July 21, 2015, but the Second Circuit denied hearing the appeal. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and were approximately $455 million at the time generic competition began in July 2015. Teva launched a generic version of Aggrenox® in July 2015.

Since January 2014, numerous lawsuits have been filed in the United States District Court for the Southern District of New York by purported classes of end payors for and direct purchasers of ACTOS® and ACTOplus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. Defendants’ motions to dismiss with respect to the end payor lawsuits were granted on September 23, 2015. On October 22, 2015, the end payors filed a notice of appeal of this ruling. The lawsuits brought by the direct purchasers were stayed pending a ruling on the motions to dismiss the end payor lawsuits. Following the ruling on the motions to dismiss in the end payor lawsuits, the direct purchaser plaintiffs amended their complaint. Defendants have moved to dismiss that complaint. At the time of the settlement, annual sales of ACTOS® were approximately $3.7 billion and annual sales of ACTOplus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of ACTOS® were approximately $2.8 billion and annual sales of ACTOplus Met® were approximately $430 million.

On September 8, 2014, the FTC sued AbbVie Inc. and certain of its affiliates (“AbbVie”) and Teva in the United States District Court for the Eastern District of Pennsylvania alleging that they violated the antitrust laws when they entered into a settlement agreement to resolve the AndroGel® patent litigation and a supply agreement under which AbbVie would supply authorized generic product for TriCor® to Teva. The FTC alleges that Teva agreed to delay the entry of its generic testosterone gel product in exchange for entering into the TriCor supply agreement. On May 6, 2015, the court granted Teva’s motion to dismiss the FTC’s claim as to Teva. The FTC’s motions for reconsideration and for entry of partial final judgment to permit an immediate appeal were denied.

Since May 29, 2015, two lawsuits have been filed in the United States District Court for the Southern District of New York by a purported class of direct purchasers of, and a purported class of end payors for, Namenda IR® (memantine hydrochloride) against Forest Laboratories, LLC and Actavis PLC, the innovator, and several generic manufacturers, including Teva. The direct purchasers withdrew their complaint and filed an amended complaint that did not name Teva as a defendant. Defendants have moved to dismiss the claims made by the end payors. The lawsuits allege, among other things, that the settlement agreements between Forest and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Forest in November 2009. Annual sales of Namenda IR® at the time of the settlement were approximately $1.1 billion, and are currently approximately $1.4 billion.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

A number of state attorneys general and others have filed various actions against Teva and/or certain of its subsidiaries in the United States relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Teva and its subsidiaries have reached settlements in most of these cases, and remain parties to litigation in Illinois. A provision for the cases has been included in the financial statements. Trial in the Illinois case, on liability only, concluded in the fourth quarter of 2013, and post-trial briefing has been submitted and is under consideration. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court (which would be determined through a separate trial) are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and will argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state.

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

In September 2013, the State of Louisiana filed a complaint seeking unspecified damages against 54 pharmaceutical companies, including several Teva subsidiaries. The complaint asserts that each of the defendants allegedly defrauded the state by falsely representing that its products were FDA-approved drugs,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered. The case was dismissed without prejudice in September 2015, with the court finding that the state was not a proper plaintiff. The state has appealed this decision.

Cephalon has received and responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, a federal False Claims Act complaint filed against Cephalon in the United States District Court for the Southern District of New York was unsealed. The case was transferred to the Eastern District of Pennsylvania. The complaint alleges off-label promotion of Treanda® and Fentora®. The court granted Cephalon’s motion to dismiss the Fentora claims and denied Cephalon’s motion to dismiss the Treanda® claims. In January 2014, a separate federal False Claims Act complaint that had been filed in the United States District Court for the Eastern District of Pennsylvania was served on Cephalon. The complaint alleges off-label promotion of Fentora®, Nuvigil® and Provigil®. The court dismissed the Fentora® claims and denied Cephalon’s motion to dismiss the Provigil® and Nuvigil® claims. On August 13, 2015, Cephalon submitted a motion to modify the court’s order denying its motion to dismiss the relators’ Provigil® claims.

Cephalon is a defendant in a putative class action filed in the United States District Court for the Eastern District of Pennsylvania in which plaintiffs, third party payors, allege approximately $700 million in losses resulting from the promotion and prescription of Actiq® for uses not approved by the FDA despite the availability of allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. In March 2015, the court denied the plaintiffs’ motion for class certification and that decision was affirmed by the Third Circuit in August 2015. Cephalon has entered into an agreement to resolve the named plaintiffs’ individual claims without admitting any liability, and the case was dismissed on January 14, 2016. Cephalon is defending a separate putative class action law suit in the same court with similar off-label claims involving Provigil® and Gabitril® brought by the American Federation of State, County and Municipal Employees, District Council 47 Health and Welfare Fund. The plaintiffs voluntarily dismissed their complaint on January 29, 2016.

In July 2014, the court granted Cephalon and Teva’s motion to dismiss an action brought by certain Travelers entities that was filed in the Eastern District of Pennsylvania alleging off-label marketing of Actiq® and Fentora®. The plaintiffs’ motion to amend the judgment and file a second amended complaint was denied on September 24, 2014, and the plaintiffs have appealed. On August 10, 2015, the Third Circuit Court of Appeals entered an order affirming the district court’s order dismissing the case with prejudice. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law and common law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®. In September 2015, Cephalon reached an agreement in principle to resolve this case without admitting any liability, and the case was dismissed on December 17, 2015.

In May 2014, counsel for Santa Clara County and Orange County, purportedly on behalf of the People of California, filed a complaint in the Superior Court for Orange County, California against Teva and Cephalon, along with several other pharmaceutical companies, contending that defendants allegedly engaged in improper marketing of opioids, including Actiq® and Fentora®. In June 2014, the City of Chicago filed a similar complaint against Teva and Cephalon in the Circuit Court of Cook County, Illinois, which has been removed to the Northern District of Illinois. Both complaints assert claims under state law based upon alleged improper marketing of opioids, and both seek a variety of damages, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Neither complaint specifies the exact amount of damages at issue. Teva and Cephalon filed motions to dismiss in both the California and Chicago actions. In the California action, in August 2015, the Court granted the defendants’ demurrer, or motion to dismiss, on primary jurisdiction grounds and the case has been stayed. In the Chicago action, all claims against Teva and Cephalon were dismissed without prejudice. In August 2015, the City of Chicago filed a second amended complaint and defendants have filed motions to dismiss the second amended complaint.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

In December 2015, the Mississippi Attorney General filed a lawsuit against Teva Pharmaceuticals USA, Inc. and Cephalon along with the same defendants named in the California and Chicago actions described above. The Mississippi complaint is similar to the California and Chicago complaints, asserts claims under Mississippi state law based upon alleged improper marketing of opioids, including Actiq® and Fentora®, and seeks a variety of damages including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. The complaint does not specify the exact amount of damages at issue. Teva and Cephalon intend to move to dismiss the complaint.

On January 8, 2014, Teva received a civil investigative demand from the United States Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. On March 12, 2015, the docket in this matter and a False Claims Act civil qui tam complaint concerning this matter were unsealed by the court, which revealed that the United States Attorney had notified the court on November 18, 2014 that it had declined to intervene in and proceed with the lawsuit. The qui tam relators, however, are moving forward with the lawsuit. On June 5, 2015, Teva filed motions to dismiss the complaint, which remains pending.

For several years, Teva has been conducting a voluntary worldwide investigation into business practices that may have implications under the U.S. Foreign Corrupt Practices Act (“FCPA”). Teva has engaged outside counsel to assist in its investigation, which was prompted by the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the FCPA in certain countries. Teva has provided and will continue to provide documents and other information to the SEC and the DOJ, and is cooperating with these agencies in their investigations of these matters. In the course of its investigation, which is substantially complete, Teva has identified certain business practices and transactions in Russia, certain European countries, certain Latin American countries and other countries in which it conducts business, which likely constitute violations of the FCPA and/or local law. In connection with its investigation, Teva has also become aware that Teva affiliates in certain countries under investigation provided to local authorities inaccurate or altered information relating to marketing or promotional practices. Teva has brought and continues to bring these issues to the attention of the SEC and the DOJ. Teva cannot predict at this time the impact on the Company as a result of these matters, which may include material fines in amounts that are not currently estimable, limitations on the Company’s conduct, the imposition of a compliance monitor and/or other civil and criminal penalties.

Shareholder Litigation

On December 18, 2013, a putative class action securities lawsuit was filed in the United States District Court for the Southern District of New York on behalf of purchasers of Teva’s securities between January 1, 2012 and October 29, 2013. The complaint alleges that Teva and certain directors and officers violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and that the individual defendants violated Section 20 of the Exchange Act, by making false and misleading statements that failed to disclose the existence of significant internal discord between Teva’s board of directors and senior management concerning execution of Teva’s strategies, including implementation of a cost reduction program. On March 2, 2015, prior to any ruling by the court on the motion, and without any payment by Teva, the plaintiff voluntarily dismissed the lawsuit.

Other Litigation

In January 2013, GSK filed a lawsuit against Teva for violations of the Lanham Act in the marketing of its Budeprion XL 300 mg product. The lawsuit alleges that Teva made false representations in claiming that Budeprion XL 300 mg was bioequivalent to GSK’s Wellbutrin® XL 300 mg and “implicitly communicated” that

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

the product was as safe and efficacious as GSK’s product. At the time Teva began selling Budeprion XL 300 mg, annual sales of Wellbutrin® XL 300 mg were approximately $1 billion. In April 2013, Teva filed a motion to dismiss the complaint on the grounds that GSK cannot retroactively challenge through the Lanham Act a determination of bioequivalence made by the FDA, and that Teva’s alleged statements, which merely repeated the FDA approval status of Wellbutrin®, were not false or misleading as a matter of law. On March 10, 2014, the motion was denied, and Teva’s motion for reconsideration was denied on July 18, 2014. This matter was settled in November 2015 and the case was dismissed.

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

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties, under certain circumstances, may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings or for which claims have been asserted; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal, state, commonwealth or local regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state or commonwealth costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 14—EQUITY:

a.	Ordinary shares and ADSs

As of December 31, 2015, there were 1 billion ordinary shares issued (December 31, 2014—957 million). Teva ordinary shares are traded on the Tel-Aviv Stock Exchange and, in the form of American Depositary Shares, each of which represents one ordinary share, on the New York Stock Exchange in the United States.

On December 8, 2015, the Company completed an offering of 54 million ADSs at $62.50 per share. The net proceeds from the offering of $3.3 billion, together with the net proceeds of $3.3 billion from the mandatory

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

convertible preferred shares offering referred to below, will be used to finance a portion of the cash consideration payable in connection with the Actavis Generics acquisition and related fees and expenses, to finance the pending Rimsa acquisition or otherwise for general corporate purposes.

On January 6, 2016, Teva sold an additional 5.4 million ADSs, pursuant to the underwriters’ exercise in full of their overallotment option. As a result, Teva received an additional $329 million in net proceeds, for an aggregate of approximately $3.62 billion including the initial closing.

b.	Mandatory convertible preferred shares

Also, on December 8, 2015, the Company completed an offering of 3,375,000 of its 7% mandatory convertible preferred shares. The mandatory convertible preferred shares have no voting rights and rank senior to Teva’s ordinary shares with respect to dividends and distributions upon our liquidation, winding-up or dissolution. Dividends on the mandatory convertible preferred shares are payable on a cumulative basis when, as and if declared by Teva’s board of directors at an annual rate of 7% on the liquidation preference of $1,000.00 per mandatory convertible preferred share. Declared dividends will be paid in cash on March 15, June 15, September 15 and December 15 of each year commencing March 15, 2016, through and including December 15, 2018.

Dividends accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date and, to the extent legally permitted and declared by the board of directors, such dividend will be paid in cash on each dividend payment date; provided that any undeclared or unpaid dividends will continue to accumulate. So long as any mandatory convertible preferred share remains outstanding, no dividend or distribution shall be declared or paid on Teva’s ordinary shares, ADSs or any other class or series of junior shares, and none of Teva’s ordinary shares, ADSs or any other class or series of junior shares shall be purchased, redeemed or otherwise acquired for consideration by us or any of Teva’s subsidiaries unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash has been set apart for the payment of such dividends upon, all outstanding mandatory convertible preferred shares.

Each mandatory convertible preferred share will automatically convert on December 15, 2018 (the “mandatory conversion date”) into between 13.3 and 16.0 ADSs, subject to anti-dilution adjustments. The number of ADSs issuable upon conversion of the mandatory convertible preferred shares will be determined based on the volume weighted average price per ADS over the 20 consecutive trading day period beginning on and including the 22nd scheduled trading day immediately preceding the mandatory conversion date. At any time prior to the mandatory conversion date, other than during a fundamental change conversion period as defined, holders of the mandatory convertible preferred shares may elect to convert each mandatory convertible preferred share into ADSs at the minimum conversion rate of 13.3 ADSs per mandatory convertible preferred share, subject to anti-dilution adjustments.

In addition, holders may elect to convert their mandatory convertible preferred shares during a specified period beginning on the fundamental change effective date, in which case such mandatory convertible preferred shares will be converted into ADSs at the fundamental change conversion rate and converting holders will also be entitled to receive a fundamental change dividend make-whole amount and any accumulated but unpaid dividends.

As of December 31, 2015, the accrued dividends payable on the mandatory convertible preferred shares amounted to $15 million.

On January 6, 2016, Teva sold an additional 337,500 mandatory convertible preferred shares pursuant to the underwriters exercise in full of their overallotment option. As a result, Teva received an additional $329 million

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

in net proceeds, for an aggregate of approximately $3.62 billion including the initial closing. These additional 337,500 mandatory convertible preferred shares accumulated dividends from December 8, 2015.

Share repurchase program

In October 2014, Teva’s board of directors authorized the Company to increase its share repurchase program up to $3 billion of its ordinary shares and ADSs. As of December 31, 2015, $2.1 billion remain available for repurchases. This repurchase authorization has no time limit. Repurchases may be commenced or suspended at any time or from time to time.

The following table summarizes the shares repurchased and the amount Teva spent on these repurchases:

	Year ended December 31,
	2015	2014	2013
	(in millions)
Amount spent on shares repurchased	$439	$500	$497

Number of shares repurchased	7.7	8.7	12.8

c.	Stock-based compensation plans:

Stock-based compensation plans are comprised of employee stock option plans, RSUs, PSUs, and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with equity participation in the Company.

On June 29, 2010, the Teva 2010 Long-Term Equity-Based Incentive Plan was approved by the shareholders, under which 70 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant. The 2010 Plan expired on June 28, 2015 (except with respect to awards outstanding on that date), and no additional awards under the 2010 Plan may be made. At the date of its expiration, there remained 12.2 million shares available for grant as options (or option equivalents).

On September 3, 2015, the Teva 2015 Long-Term Equity-Based Incentive Plan was approved by the shareholders, under which 43.7 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant.

As of December 31, 2015, 43.4 million equivalent share units remained available for future awards.

In the past, Teva had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards granted under such prior plans continue in accordance with the terms of the respective plans.

The vesting period of the outstanding options, RSUs and PSUs is generally from 1 to 4 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options, RSUs or PSUs are identical to those of the other ordinary shares of the Company. The contractual term of these options is primarily for seven years in prior plans and ten years for options granted under the 2010 and 2015 plans described above.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Status of options

A summary of the status of the options as of December 31, 2015, 2014 and 2013, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2015		2014		2013
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
Balance outstanding at beginning of year	26,733	$45.91	32,481	$45.05	36,580	$44.40
Changes during the year:
Granted	7,655	59.82	6,935	48.60	1,701	38.37
Exercised	(8,127)	46.88	(11,423)	45.05	(2,797)	32.17
Forfeited	(1,028)	48.96	(1,260)	46.11	(3,003)	45.51

Balance outstanding at end of year	25,233	49.69	26,733	45.91	32,481	45.05

Balance exercisable at end of year	11,299	44.67	12,632	47.16	17,082	47.30

The weighted average fair value of options granted during the years was estimated by using the Black-Scholes option-pricing model as follows:

	Year ended December 31,
	2015	2014	2013
Weighted average fair value	$10.9	$9.3	$6.6

The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions:

	Year ended December 31,
	2015	2014	2013
Dividend yield	2.3%	2.9%	3.3%
Expected volatility	24%	25%	23%
Risk-free interest rate	1.8%	1.9%	2.1%
Expected term	5 years	6 years	9 years

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following tables summarize information at December 31, 2015 regarding the number of ordinary shares issuable upon (1) outstanding options and (2) vested options:

(1) Number of ordinary shares issuable upon exercise of outstanding options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$35.11 - $40.10	3,398	38.61	7.10	91,858
$40.11 - $45.10	4,707	41.93	6.09	111,613
$45.11 - $50.10	7,533	48.55	7.33	128,738
$50.11 - $55.10	1,881	52.18	2.20	25,323
$55.11 - $60.10	1,434	57.85	8.22	11,173
$60.11 - $66.00	6,280	60.27	9.14	33,715

Total	25,233	49.69	7.19	402,420

(2) Number of ordinary shares issuable upon exercise of vested options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$35.11 - $40.10	2,741	38.74	7.02	73,742
$40.11 - $45.10	3,830	41.83	5.87	91,203
$45.11 - $50.10	2,732	48.42	5.97	47,054
$50.11 - $55.10	1,747	52.12	1.72	23,616
$55.11 - $60.10	189	59.58	1.67	1,147
$60.11 - $66.00	60	63.32	1.27	136

Total	11,299	44.67	5.44	236,898

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $65.64 on December 31, 2015, less the weighted average exercise price in each range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The total number of in-the-money options exercisable as of December 31, 2015 was 11 million.

The total intrinsic value of options exercised during the years ended December 31, 2015, 2014 and 2013 was $120 million, $74 million and $19 million, respectively, based on the Company’s average stock price of $61.66, $51.57 and $38.99 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs and PSUs is estimated based on the market value of the Company’s stock on the date of award grant, less an estimate of dividends that will not accrue to RSU and PSU holders prior to vesting.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following table summarizes information about the number of RSUs and PSUs issued and outstanding:

	Year ended December 31,
	2015		2014		2013
	Number (in thousands)	Weighted average grant date fair value	Number (in thousands)	Weighted average grant date fair value	Number (in thousands)	Weighted average grant date fair value
Balance outstanding at beginning of year	2,466	$43.05	2,512	$40.48	3,744	$41.04
Granted	1,519	56.75	1,342	46.09	289	35.80
Vested	(1,112)	41.04	(1,146)	41.55	(1,222)	41.04
Forfeited	(322)	48.27	(242)	40.05	(299)	40.98

Balance outstanding at end of year	2,551	51.43	2,466	43.05	2,512	40.48

The Company has expensed compensation costs, net of estimated forfeitures, based on the grant-date fair value. For the years ended December 31, 2015, 2014 and 2013, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,
	2015	2014	2013
	(U.S. $ in millions)
Employee stock options	$62	$47	$40
RSUs and PSUs	55	38	24

Total stock-based compensation expense	117	85	64
Tax effect on stock-based compensation expense	19	14	14

Net effect	$98	$71	$50

The total unrecognized compensation cost before tax on employee stock options and RSU/PSUs amounted to $98 million and $96 million, respectively, at December 31, 2015, and is expected to be recognized over a weighted average period of approximately 1.4 years.

d.	Dividends and accumulated other comprehensive income (loss):

Commencing in April 2015, dividends on our ordinary shares were declared in U.S. dollars. Dividends paid per share in the years ended December 31, 2015, 2014 and 2013 were $1.36, $1.34 and $1.28, respectively. Subsequent to December 31, 2015, the Company declared an additional dividend of $0.34 per share in respect of the fourth quarter of 2015.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The components of accumulated other comprehensive loss attributable to Teva are presented in the table below:

	December 31,
	2015	2014	2013
	(U.S. $ in millions)
Currency translation adjustment	$(2,384)	$(1,283)	$151
Unrealized loss on defined benefit plans, net	(58)	(93)	(50)
Unrealized gain (loss) on derivative financial instruments, net	175	40	(197)
Unrealized gain (loss) from available-for-sale securities, net	312	(7)	5

Accumulated other comprehensive loss attributable to Teva	$(1,955)	$(1,343)	$(91)

The following tables present the changes in the components of accumulated other comprehensive loss attributable to Teva for the years ended December 31, 2015, 2014 and 2013:

		Year ended December 31, 2015
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax	Net other comprehensive income (loss) after tax
		(U.S.$ in millions)
Currency translation adjustment	Currency translation adjustment, reclassified to share in (income) losses of associated companies—net	$(1,131)	$24	$(1,107)	$6	$(1,101)

Unrealized gain (loss) from available-for-sale securities	Loss on marketable securities*	(413)	737	324	(5)	319

Unrealized gain (loss) from derivative financial instruments	Gain on derivative financial instruments**	137	(2)	135	—	135

Unrealized gain (loss) on defined benefit plans	Gain on defined benefit plans, reclassified to various statement of income items***	33	4	37	(2)	35

Total accumulated other comprehensive income (loss)		$(1,374)	$763	$(611)	$(1)	$(612)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

		Year ended December 31, 2014
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax	Net other comprehensive income (loss) after tax
		(U.S.$ in millions)
Currency translation adjustment	Currency translation adjustment, reclassified to financial expenses—net	$(1,429)	$(5)	$(1,434)	$—	$(1,434)

Unrealized gain (loss) from available-for-sale securities	Gain on marketable securities, reclassified to financial expenses—net	(12)	2	(10)	(2)	(12)

Unrealized gain (loss) from derivative financial instruments	Loss on derivative financial instruments, reclassified to net revenues	240	(3)	237	—	237

Unrealized gain (loss) on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items***	(55)	(2)	(57)	14	(43)

Total accumulated other comprehensive income (loss)		$(1,256)	$(8)	$(1,264)	$12	$(1,252)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

		Year ended December 31, 2013
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax	Net other comprehensive income (loss) after tax
			(U.S.$ in millions)
Currency translation adjustment	Currency translation adjustment, reclassified to financial expenses—net	$(46)	$17	$(29)	$5	$(24)

Unrealized gain (loss) from available-for-sale securities	Gain on marketable securities, reclassified to financial expenses—net	18	(6)	12	—	12

Unrealized gain (loss) from derivative financial instruments	Loss on derivative financial instruments, reclassified to net revenues	(111)	7	(104)	—	(104)

Unrealized gain (loss) on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items***	20	24	44	(2)	42

Total accumulated other comprehensive income (loss)		$(119)	$42	$(77)	$3	$(74)

*	$632 million loss reclassified to financial expenses—net and $105 million loss reclassified to impairments, restructuring and others.
**	$26 million loss reclassified to financial expenses—net and $28 million gain reclassified to net revenues.
***	Affected cost of sales, research and development expenses, selling and marketing expenses and general and administrative expenses.

NOTE 15—INCOME TAXES:

a.	Income before income taxes:

	Year ended December 31,
	2015	2014	2013
	(U.S. $ in millions)
Parent Company and its Israeli subsidiaries	$1,932	$2,139	$1,303
Non-Israeli subsidiaries	420	1,499	(53)

	$2,352	$3,638	$1,250

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Income taxes:

	Year ended December 31,
	2015	2014	2013
	(U.S. $ in millions)
In Israel	$149	$147	$197
Outside Israel	485	444	(240)

	$634	$591	$(43)

Current	$298	$879	$1,096
Deferred	336	(288)	(1,139)

	$634	$591	$(43)

	Year ended December 31,
	2015	2014	2013
	(U.S. $ in millions)
Income before income taxes	$2,352	$3,638	$1,250
Statutory tax rate in Israel	26.5%	26.5%	25%

Theoretical provision for income taxes	$623	$964	$313
Increase (decrease) in effective tax rate due to:
The Parent Company and its Israeli subsidiaries—
Mainly tax benefits arising from reduced tax rates under benefit programs	(337)	(524)	(535)
Amendment 69 payments and finalization of prior years’ tax audits, net of decrease of related uncertain tax positions	—	—	248
Non-Israeli subsidiaries	447	88	(275)
Increase (decrease) in other uncertain tax positions—net	(99)	63	206

Effective consolidated income taxes	$634	$591	$(43)

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

c.	Deferred income taxes:

	December 31,
	2015	2014
	(U.S. $ in millions)
Short-term deferred tax assets—net:
Inventory related	$382	$383
Sales reserves and allowances	254	357
Provision for legal settlements	89	229
Provisions for employee-related obligations	45	66
Carryforward losses and deductions (*)	60	59
Other	64	78

	894	1,172
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(190)	(213)

	$704	$959

*	The amounts are shown after reduction for unrecognized tax benefits of $108 million and $143 million, at December 31, 2015 and 2014, respectively, where Teva has net operating loss carryforwards, similar tax losses, and/or tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to offset any additional income taxes that would result from the settlement of a tax position.

	December 31,
	2015	2014
	(U.S. $ in millions)
Long-term deferred tax assets (liabilities)—net:
Intangible assets	$(1,900)	$(1,098)
Carryforward losses and deductions(*)(**)	989	1,043
Property, plant and equipment	(207)	(218)
Provisions for employee related obligations	65	39
Other	125	(21)

	(928)	(255)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(570)	(458)

	$(1,498)	$(713)

	$(794)	$246

*	The amounts are shown after reduction for unrecognized tax benefits of $70 million and $150 million as of December 31, 2015 and 2014, respectively.
**	This amount represents the tax effect of gross carryforward losses and deductions with the following expirations: 2017-2018—$47 million; 2019-2025—$334 million; 2026 and thereafter—$205 million. The remaining balance—$473 million—can be utilized with no expiration date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2015	2014
	(U.S. $ in millions)
Current assets—deferred income taxes	$735	$993
Current liabilities—other current liabilities	(31)	(34)
Other non-current assets	250	388
Long-term liabilities—deferred income taxes	(1,748)	(1,101)

	$(794)	$246

Deferred taxes have not been provided for tax-exempt profits earned by the Company from Approved Enterprises through December 31, 2013 (except to the extent released due to payments made in 2013 under Amendment 69 of the Investment Law, as described below), as the Company intends to permanently reinvest these profits and does not currently foresee a need to distribute dividends out of these earnings. For the same reason, deferred taxes have not been provided for distributions of income from the Company’s foreign subsidiaries. See note 15f.

d.	Uncertain tax positions:

The following table summarizes the activity of Teva’s gross unrecognized tax benefits:

	Year ended December 31,
	2015	2014	2013
	(U.S. $ in millions)
Balance at the beginning of the year	$713	$665	$903
Increase (decrease) related to prior year tax positions, net	(6)	38	29
Increase related to current year tax positions	43	51	176
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitations	(99)	(38)	(461)
Other	(3)	(3)	18

Balance at the end of the year	$648	$713	$665

Uncertain tax positions, mainly of a long-term nature, included accrued potential penalties and interest of $101 million, $87 million and $75 million as of December 31, 2015, 2014 and 2013, respectively. The total amount of interest and penalties reflected in the consolidated statements of income was a net increase of $14 million for the year ended December 31, 2015, a net increase of $12 million for the year ended December 31, 2014 and a net release of $69 million for the year ended December 31, 2013. Substantially all the above uncertain tax benefits, if recognized, would reduce Teva’s annual effective tax rate. Teva does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

e.	Tax assessments:

Teva files income tax returns in various jurisdictions with varying statutes of limitations. The Parent Company and its subsidiaries in Israel have received final tax assessments through tax year 2007.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

In 2013, Teva settled the 2005-2007 income tax assessment with the Israeli tax authorities, paying $213 million. No further taxes are due in relation to these years. Certain guidelines which were set pursuant to the agreement reached in relation to the 2005-2007 assessment have been implemented in the audit of tax years 2008-2011, and are reflected in the provisions.

Following the audit of Teva’s 2008 Israeli corporate tax returns, the Israeli tax authorities issued a tax assessment decree for 2008-2010 and a tax assessment for 2011, challenging the Company’s positions on several issues. Teva has protested the assessment. The Company believes it has adequately provided for these items and that any adverse results would have an immaterial impact on Teva’s financial statements.

The Company’s subsidiaries in North America and Europe have received final tax assessments mainly through tax year 2005 and 2008, respectively.

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

Under Amendment 68 to the Israeli Investment Law (“Amendment 68”), which Teva started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (“Preferred Enterprise”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during their benefits period. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Preferred Enterprise will be freely distributable as dividends, subject to a withholding tax of 20% or lower, under an applicable tax treaty. “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company,” the approval of three governmental authorities in Israel is required.

Teva is currently examining its eligibility to be regarded as a “Special Industrial Company” under the new law.

Under the incentive regime that applied to Teva until 2013, most of the Parent Company’s industrial projects and those of several of its Israeli subsidiaries have been granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments (“Investment Law”). For the vast majority of such Approved Enterprises, the companies elected to apply for alternative tax benefits – i.e., the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of between two to ten years, depending upon the location of the enterprise. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% is applied. One Approved Enterprise of an Israeli subsidiary enjoyed special benefits under the “Strategic Investment Track”; income accrued under this track during the benefits period was exempt from tax, and dividends distributed from such income are also exempt from Israeli tax.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Teva is a Foreign Investors Company, or FIC, as defined by the Israeli Investment Law. Under the incentives regime that applied to Teva until 2013, FICs were entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Depending on the level of foreign ownership in each tax year, the tax rate ranged between 10% (when foreign ownership exceeded 90%) to 25% (when the foreign ownership was below 49%).

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

During 2013, Teva applied the provisions of Amendment 69 to certain exempt profits accrued prior to 2012 by Teva and one of its Israeli subsidiaries. Consequently, the Company paid $577 million corporate tax on exempt income of $9.4 billion. Part of this income was distributed as dividends during 2013, while the remainder is available to be distributed as dividends in future years with no additional corporate tax liability. As a result, Teva was required to invest $286 million in its industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise. Teva already fully invested the required amount in 2013.

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

Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, which was 26.5% in 2015. In January 2016, the regular tax rate in Israel was reduced to 25% from 2016 and thereafter.

The Parent Company and its Israeli subsidiaries elected to compute their taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of U.S. dollar – NIS exchange rate on the Company’s Israeli taxable income.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Certain manufacturing subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 16—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

a.	Foreign exchange risk management:

In 2015, approximately 43% of Teva’s revenues came from sales outside of the United States. As a result, Teva is subject to significant foreign currency risks.

The Company enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge the currency exposure on identifiable balance sheet items. In addition, the Company takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following main currencies: the new Israeli shekel (NIS), the euro (EUR), the Swiss franc (CHF), the British pound (GBP), the Hungarian forint (HUF), the Croatian kuna (HRK), other European currencies and Latin American currencies such as the Mexican peso (MXN).

The writing of options is part of a comprehensive currency hedging strategy.

The counterparties to the derivatives are comprised mainly of major banks and, in light of the current financial environment, the Company is monitoring the associated inherent credit risks. The Company does not enter into derivative transactions for trading purposes.

Venezuela has experienced hyper-inflation in recent years and has several official exchange rates, which deviate significantly among themselves as well as from unofficial market rates. In addition, remittance of cash outside of Venezuela is limited. Teva currently prepares its financial statements using the official preferential industry exchange rate of 6.3 bolivars per U.S. dollar. If such exchange rate is no longer able to be used as a result of a devaluation or other changing circumstances, Teva is exposed to a potential loss of its net monetary assets in Venezuela, which, as of December 31, 2015, amounted to approximately $487 million using the official exchange rate.

b.	Interest risk management:

The Company raises capital through various debt instruments, including straight notes that bear a fixed or variable interest rate, bank loans, securitizations and convertible debentures. In some cases, the Company has swapped from a fixed to a floating interest rate (“fair value hedge”) and from a fixed to a fixed interest rate with an exchange from a currency other than the functional currency (“cash flow hedge”), thereby reducing overall interest expenses or hedging risks associated with interest rate fluctuations.

c.	Derivative instrument disclosure:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	December 31,
	2015	2014
	(U.S. $ in millions)
Forward starting interest rate swap—cash flow hedge	$3,500	$—
Interest rate swap—fair value hedge	1,294	1,750
Cross-currency swap—cash flow hedge	588	1,875
Treasury lock—cash flow hedge	500	—
Forecasted transactions—cash flow hedge	—	280

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following table summarizes the classification and fair values of derivative instruments:

	Fair value
	Designated as hedging instruments		Not designated as hedging instruments
Reported under	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	(U.S. $ in millions)
Asset derivatives:
Other current assets:
Cross-currency swaps—cash flow hedge	$—	$14	$—	$—
Forward starting interest rate swaps—cash flow hedge	26	—	—	—
Option and forward contracts—cash flow hedge	—	14
Option and forward contracts	—	—	25	68
Other non-current assets:
Cross-currency swaps—cash flow hedge	78	6	—	—
Interest rate swaps—fair value hedge	1	—	—	—
Liability derivatives:
Other current liabilities:
Forward starting interest rate swaps—cash flow hedge	(10)	—	—	—
Treasury lock—cash flow hedge	(5)	—	—	—
Option and forward contracts—cash flow hedge	—	(1)	—	—
Option and forward contracts	—	—	(11)	(53)
Senior notes and loans:
Interest rate swaps—fair value hedge	(11)	(43)	—	—

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $26 million, $85 million and $76 million were recognized under financial expenses—net for the years ended December 31, 2015, 2014 and 2013 respectively. Such gains offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $27 million, $41 million and $35 million were recognized under financial expenses—net for the years ended December 31, 2015, 2014 and 2013, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

In connection with the debt tender offer completed in February 2015, Teva terminated certain of its derivatives designated as hedging instruments and recognized a loss of $36 million under financial expenses-net. See note 11.

In the third and fourth quarters of 2015, Teva entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of future debt issuances, anticipated in connection with the Actavis Generics acquisition, with respect to $3.5 billion and $500 million notional amounts, respectively. These agreements hedge the variability in anticipated future interest payments due to changes in the benchmark interest rate between the date the agreements were entered into and the expected date of future debt issuances in 2016, at

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

which time these agreements are intended to be settled. Upon completion of a debt issuance and settlement of the swap agreements, the change in fair value of these instruments recorded as part of other comprehensive income (loss) will be amortized under financial expenses-net over the life of the debt.

In January 2016, Teva entered into additional forward starting interest rate swap and treasury lock agreements, designated as cash flow hedge of the anticipated future debt issuance, with respect to $250 million and $1 billion notional amounts, respectively.

d.	Securitization:

In April 2011, Teva established an accounts receivable securitization program with BNP Paribas Bank. Under the program, Teva sells, on an ongoing basis, certain accounts receivable and the right to the collections on those accounts receivable to BNP Paribas.

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

As of December 31, 2015 and 2014, the balance of Teva’s securitized assets sold amounted to $445 million and $585 million, respectively. Gains and losses related to these transactions were immaterial for the three years ended December 31, 2015.

The following table summarizes the net balance outstanding under the outstanding securitization program:

	As of and for the year ended December 31,
	2015	2014
	(U.S. $ in millions)
Sold receivables at the beginning of the year	$585	$590
Proceeds from sale of receivables	3,447	4,287
Cash collections (remitted to the owner of the receivables)	(3,532)	(4,202)
Effect of currency exchange rate changes	(55)	(90)

Sold receivables at the end of the year	$445	$585

NOTE 17—FINANCIAL EXPENSES- NET:

	Year ended December, 31
	2015	2014	2013
	(U.S. $ in millions)
Other-than-temporary impairment of securities	$631	$6	$—
Interest expenses and other bank charges	270	300	314
Income from investments	(34)	(24)	(32)
Foreign exchange (gains) losses—net	(9)	30	8
Other- mainly debt tender offer and termination of related swap agreements	142	1	109

Total finance expense—net	$1,000	$313	$399

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 18—OTHER EXPENSES:

a.	Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Year ended December 31,
	2015	2014	2013
	(U.S. $ in millions)
Impairment of long-lived assets (see notes 6 and 8)	$361	$387	$524
Contingent consideration (see note 3)	399	(20)	36
Acquisition costs	211	13	27
Restructuring	183	246	201
Other	(23)	24	—

Total	$1,131	$650	$788

Impairments

In determining the estimated fair value of the long-lived assets, Teva utilized a discounted cash flow model. The key assumptions within the model related to forecasting future revenue and operating income, an appropriate weighted average cost of capital, and an appropriate terminal value based on the nature of the long-lived asset. The Company’s updated forecasts of net cash flows for the impaired assets reflect, among other things, the following: (i) for research and development in-process assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risks associated with these assets; and (ii) for product rights, pricing and volume projections as well as patent life and any significant changes to the competitive environment.

Impairment of long-lived assets in 2015 amounted to $361 million, comprised of:

1.

Identifiable intangible assets impairments of $265 million were recorded, comprised of impairment of $133 million, following a decrease in sales projections of Synribo®, and other product rights impairments of $132 million due to current market conditions and supply chain challenges in various Teva markets. In 2014 and 2013, impairments of identifiable intangible assets were $224 million and $393 million, respectively.

2.	Property, plant and equipment—$96 million, based on management decisions regarding their expected use as a result of Teva’s planned plant rationalization, which triggered a reassessment of fair value. In 2014 and 2013, property, plant and equipment impairment was $163 million and $61 million, respectively.

Contingent consideration

In 2015, Teva recorded $399 million of contingent consideration expenses, including $311 million following the positive phase 2b results of TEV-48125 in both chronic and episodic migraine prevention and $63 million due to the FDA approval of BendekaTM, compared to income of $20 million in 2014 and an expense of $36 million in 2013.

Acquisition costs

In 2015, Teva recorded $211 million of acquisition expenses, comprised mainly of expenses related to its intended Actavis Generics and Rimsa acquisitions as well as a $105 million expense, reflecting the difference

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

between the purchase price of the interest acquired in Mylan and its fair value as of June 30, 2015, compared to $13 million and $27 million in 2014 and 2013, respectively.

Restructuring

In 2015, Teva recorded $183 million of restructuring expenses, compared to $246 million and $201 million in 2014 and 2013, respectively. These expenses were primarily incurred in various initiatives as part of cost saving efforts.

b.	Share in losses of associated companies—net:

Share in losses of associated companies—net amounted to $121 million, compared to $5 million in 2014.

Following an other-than-temporary loss in value of our investment in Mesoblast due to adverse changes in market conditions, an impairment of $171 million was recorded for the year ended December 31, 2015 under “Share in losses of associated companies—net”.

In addition, a $24 million currency translation adjustment was reclassified from accumulated other comprehensive loss to “Share in losses of associated companies—net”, due to dilution of our equity holdings in Mesoblast.

The amounts mentioned above were recorded net of income tax of $71 million.

NOTE 19—LEGAL SETTLEMENTS AND LOSS CONTINGENCIES:

Legal settlements and loss contingencies for 2015 amounted to $631 million, compared to a gain of $111 million and an expense of $1.5 billion in 2014 and 2013, respectively. The 2015 balance is comprised mainly of additional reserves related to the settlement of the modafinil antitrust litigation, partially offset by insurance proceeds relating to the settlement of the pantoprazole patent litigation.

NOTE 20—SEGMENTS:

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

Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2015, expenses related to equity compensation are excluded from segment results. The data presented has been conformed to reflect the exclusion of equity compensation expenses for all periods.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by reportable segment, and therefore Teva does not report asset information by reportable segment.

During 2014, the classification of certain of Teva’s products was changed, in line with the Company’s strategy. The comparable figures have been conformed to reflect the revised classification for all periods.

Teva’s chief executive officer reviews the Company’s strategy and organizational structure on a continuing basis. Any changes in strategy may lead to a reevaluation of Teva’s current segments and goodwill assignment.

a.	Segment information:

	Generics			Specialty
	Year ended December 31,			Year ended December 31,
	2015	2014	2013	2015	2014	2013
	(U.S.$ in millions)			(U.S.$ in millions)
Revenues	$9,546	$9,814	$9,902	$8,338	$8,560	$8,388
Gross profit	4,499	4,253	4,083	7,200	7,457	7,274
R&D expenses	513	512	488	918	872	877
S&M expenses	1,304	1,575	1,915	1,921	1,990	1,856

Segment profit	$2,682	$2,166	$1,680	$4,361	$4,595	$4,541

	Year ended December 31,
	2015	2014	2013
	U.S.$ in millions
Generic medicines profit	$2,682	$2,166	$1,680
Specialty medicines profit	4,361	4,595	4,541

Total segment profit	7,043	6,761	6,221
Profit of other activities	318	226	243

Total profit	7,361	6,987	6,464
Amounts not allocated to segments:
Amortization	838	1,036	1,180
General and administrative expenses	1,239	1,217	1,239
Legal settlements and loss contingencies	631	(111)	1,524
Impairments, restructuring and others	1,131	650	788
Other unallocated amounts	170	244	84

Consolidated operating income	3,352	3,951	1,649

Financial expenses—net	1,000	313	399

Consolidated income before income taxes	$2,352	$3,638	$1,250

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Segment revenues by geographic area:

	Year ended December 31,
	2015	2014	2013
	(U.S.$ in millions)
Generic Medicines
United States	$4,793	$4,418	$4,172
Europe*	2,706	3,148	3,362
Rest of the World	2,047	2,248	2,368

Total Generic Medicines	9,546	9,814	9,902
Specialty Medicines
United States	6,442	6,110	6,025
Europe*	1,518	1,898	1,854
Rest of the World	378	552	509

Total Specialty Medicines	8,338	8,560	8,388
Other Revenues
United States	14	106	264
Europe*	666	777	772
Rest of the World	1,088	1,015	988

Total Other Revenues	1,768	1,898	2,024

Total Revenues	$19,652	$20,272	$20,314

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

c.	Net revenues from specialty medicines were as follows:

	Year ended December 31,
	2015	2014	2013
	(U.S. $ in millions)
CNS	$5,213	$5,575	$5,545
Copaxone®	4,023	4,237	4,328
Azilect®	384	428	371
Nuvigil®	373	388	320
Respiratory	1,129	957	964
ProAir®	549	478	429
Qvar®	392	286	328
Oncology	1,201	1,180	1,005
Treanda®	741	767	709
Women’s health	461	504	510
Other Specialty	334	344	364

Total Specialty Medicines	$8,338	$8,560	$8,388

The data presented have been conformed to reflect the revised classification of certain products for all periods.

A significant portion of Teva’s revenues, and a higher proportion of Teva’s profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of Teva’s specialty medicines are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

prior to the expiration date as a result of a legal challenge, Teva no longer has patent exclusivity on these products, and subject to regulatory approval, generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular specialty medicine in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect Teva’s results of operations and financial condition.

In particular, Teva relies heavily on sales of Copaxone®, its leading specialty medicine. A key element of Teva’s business strategy for Copaxone® is the continued migration of current daily Copaxone® 20 mg/mL patients to the three-times-a-week 40 mg/mL version introduced in 2014, and the maintenance of patients on that new version. Any substantial reduction in the number of patients taking Copaxone®, whether due to the competing 20 mg/mL generic product introduced in June 2015 or to the increased use of oral medicines or other competing products, would likely have a material adverse effect on Teva’s financial results and cash flow.

Copaxone® 40 mg/mL is protected by three U.S. Orange Book patents that expire in 2030, which are being challenged in paragraph IV litigation and in patent office proceedings in the United States, and a fourth U.S. Orange Book patent expiring in 2030 that was issued in October 2015. It is also protected by one European patent expiring in 2030, the validity of which was confirmed by the European Patent Office in December 2015, which rejected all invalidity claims.

In 2015, Copaxone® revenues in the United States, which include revenues from both Copaxone® 20 mg/mL and the new Copaxone® 40 mg/mL product, amounted to $3.2 billion in the U.S. (approximately 29% of Teva’s total 2015 U.S. revenues) and approximately $783 million in markets outside the U.S. (approximately 9% of Teva’s total 2015 non-U.S. revenues).

Teva’s multiple sclerosis franchise includes Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis). The profitability of the multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to the MS franchise. It does not include G&A expenses, amortization and non-recurring items. Teva’s MS franchise profitability was 77%, 75% and 76% in 2015, 2014 and 2013, respectively.

d.	Supplemental data—major customers:

The percentages of total consolidated revenues for the years ended December 31, 2015, 2014 and 2013 to one customer were 20%, 18% and 17%, respectively. The percentage of total consolidated revenues from another customer accounted for 20%, 17% and 13% for the years ended December 31, 2015, 2014 and 2013, respectively. Most of Teva’s revenues from these customers were in the United States. The balances due from the Company’s largest customer accounted for 30% and 31% of the gross trade accounts receivable at December 31, 2015 and 2014, respectively. Sales reserves and allowances on these balances are recorded in current liabilities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

e.	Property, plant and equipment—by geographical location were as follows:

	December 31,
	2015	2014
	(U.S. $ in millions)
Israel	$2,159	$1,949
United States	629	691
Croatia	539	515
Hungary	506	520
Japan	415	446
Germany	332	367
Other	1,964	2,047

Total property, plant and equipment	$6,544	$6,535

NOTE 21—EARNINGS PER SHARE:

The net income attributable to Teva and the weighted average number of ordinary shares used in computation of basic and diluted earnings per share for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
	(U.S. $ in millions, except share data)
Net income attributable to ordinary shareholders	$1,573	$3,055	$1,269
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	—	*	*

Net income used for the computation of diluted earnings per share	$1,573	$3,055	$1,269

Weighted average number of shares used in the computation of basic earnings per share	855	853	849
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	5	3	1
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	4	2	*

Weighted average number of shares used in the computation of diluted earnings per share	864	858	850

*	Represents an amount less than 0.5 million.

In computing dilutive earnings per share for the years ended December 31, 2015, 2014 and 2013, no account was taken of the potential dilution of the assumed exercise of employee stock options, amounting to 1 million, 1 million and 7 million weighted average shares, respectively, since they had an anti-dilutive effect on earnings per share.

Additionally, in computing dilutive earnings per share for the year ended December 31, 2015, no account was taken of both the potential dilution of the mandatory convertible preferred shares amounting to three million weighted average shares and the accrued dividend to preferred shares amounting to $15 million, since they had an anti-dilutive effect on earnings per share.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 11, 2016 appearing in the 2015 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ Kesselman & Kesselman
Tel-Aviv, Israel February 11, 2016	Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2015

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2015	$149	$18	$(6)	$(15)	$146

Year ended December 31, 2014	$187	$22	$(18)	$(42)	$149

Year ended December 31, 2013	$145	$44	$3	$(5)	$187

Allowance in respect of carryforward tax losses:
Year ended December 31, 2015	$671	$249	$1	$(161)	$760

Year ended December 31, 2014	$791	$128	$—	$(248)	$671

Year ended December 31, 2013	$726	$182	$—	$(117)	$791

S-2