Form 20-F
period 2016-12-31
TEVA PHARMACEUTICAL INDUSTRIES LTD
filed 2017-02-15
CIK 818686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

1,014,990,306 Ordinary Shares

829,521,850 American Depositary Shares

3,712,500 Mandatory Convertible Preferred Shares

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to “net revenues.” References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. References to “MS” are to multiple sclerosis. Market data, including both sales and share data, is based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to our Rest of the World markets. References to “Actavis Generics” are to the generic pharmaceuticals business we purchased from Allergan plc on August 2, 2016. References to “P&G” are to The Procter & Gamble Company and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G. References to “R&D” are to Research and Development. References to “S&M” are to Selling and Marketing. References to “G&A” are to General and Administrative.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which express management’s current beliefs or expectations with regard to future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements relate to, among other things:

•	our business strategy;

•	our ability to integrate the acquisition of Actavis Generics and to realize the anticipated benefits of the acquisition;

•

potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we incurred to finance the Actavis Generics acquisition;

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

The following selected operating data for each of the years in the three-year period ended December 31, 2016 and selected balance sheet data at December 31, 2016 and 2015 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with U.S. GAAP. The selected operating data for each of the years in the two-year period ended December 31, 2013 and selected balance sheet data at December 31, 2014, 2013 and 2012 are derived from our audited financial statements not appearing in this report, which have also been prepared in accordance with U.S. GAAP.

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

Operating Data

	For the year ended December 31,
	2016	2015	2014	2013	2012
	U.S. dollars in millions (except share and per share amounts)
Net revenues	21,903	19,652	20,272	20,314	20,317
Cost of sales	10,044	8,296	9,216	9,607	9,665

Gross profit	11,859	11,356	11,056	10,707	10,652
Research and development expenses	2,111	1,525	1,488	1,427	1,356
Selling and marketing expenses	3,860	3,478	3,861	4,080	3,879
General and administrative expenses	1,236	1,239	1,217	1,239	1,238
Impairments, restructuring and others	699	1,131	650	788	1,259
Legal settlements and loss contingencies	899	631	(111)	1,524	715
Goodwill impairment charge	900	—	—	—	—

Operating income	2,154	3,352	3,951	1,649	2,205
Financial expenses—net	1,330	1,000	313	399	386

Income before income taxes	824	2,352	3,638	1,250	1,819
Income taxes	521	634	591	(43)	(137)
Share in (profits) losses of associated companies—net	(8)	121	5	40	46

Net income	311	1,597	3,042	1,253	1,910
Net income (loss) attributable to non-controlling interests	(18)	9	(13)	(16)	(53)

Net income attributable to Teva	329	1,588	3,055	1,269	1,963

Accrued dividends on preferred shares	261	15	—	—	—

Net income attributable to ordinary shareholders	68	1,573	3,055	1,269	1,963

Earnings per share attributable to ordinary shareholders:
Basic ($)	0.07	1.84	3.58	1.49	2.25

Diluted ($)	0.07	1.82	3.56	1.49	2.25

Weighted average number of shares (in millions):
Basic	955	855	853	849	872

Diluted	961	864	858	850	873

Balance Sheet Data

	As at December 31,
	2016	2015	2014	2013	2012
	(U.S. dollars in millions)
Financial assets (cash, cash equivalents and investment in securities)	1,949	8,404	2,601	1,245	3,089
Identifiable intangible assets, net	21,487	7,675	5,512	6,476	7,745
Goodwill	44,409	19,025	18,408	18,981	18,856
Working capital (operating assets minus liabilities)	5	32	1,642	2,493	3,589
Total assets	92,890	54,258	46,420	47,508	50,609
Short-term debt, including current maturities	3,276	1,585	1,761	1,804	3,006
Long-term debt, net of current maturities	32,524	8,358	8,566	10,387	11,712

Total debt	35,800	9,943	10,327	12,191	14,718
Total equity	34,993	29,927	23,355	22,636	22,867

Dividends

We have paid dividends on a regular quarterly basis since 1986. Our dividend policy is regularly reviewed by our board of directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing our debt obligations. Dividends are declared in U.S. dollars and are paid by the depositary of our American Depositary Shares (“ADSs”) for the benefit of owners of ADSs.

Dividends on our mandatory convertible preferred shares are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends are paid in cash on March 15, June 15, September 15 and December 15 of each year to and including December 15, 2018. So long as any mandatory convertible preferred shares remain outstanding, no dividends may be declared or paid on our ordinary shares or ADSs, unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid, or a sufficient sum of cash has been set apart for the payment of such dividends, for all outstanding mandatory convertible preferred shares.

Dividends paid by an Israeli company to non-Israeli residents are generally subject to withholding of Israeli income tax at a rate of up to 25%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time. A 15% tax will be withheld on the dividend declared and distributed for the fourth quarter of 2016.

The following table sets forth the amounts of the dividends declared on our ordinary shares/ADSs in respect of each period indicated prior to deduction for applicable Israeli withholding taxes (in cents per share):

	2016	2015	2014	2013	2012
	In cents per share
1st interim	34.0	34.0	34.7	32.0	26.3
2nd interim	34.0	34.0	35.3	32.2	25.0
3rd interim	34.0	34.0	32.1	32.6	25.7
4th interim	34.0	34.0	33.8	34.3	31.1

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

Risks related to our generics medicines business

As a result of the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), we are dependent to a much larger extent than previously on our generic pharmaceutical business, and therefore are increasingly subject to the significant risks associated with that business.

In 2016, revenues from our generic medicines segment were approximately $12.0 billion, or 55% of our total revenues. Gross profit from our generic medicines segment was approximately $5.7 billion, or 48% of our total gross profit. These figures reflect less than five months’ contribution from the Actavis Generics business, and as a result the relative importance of our generics business for the full year 2017 and beyond is expected to be substantially greater. We expect that the proportion of our revenues attributable to generic pharmaceuticals will approach two-thirds in 2017 and that such proportion is unlikely to be significantly lower over the next few years, and may even increase. Generic pharmaceuticals are, as a general matter, less profitable than specialty pharmaceuticals, and face regular and increasing price erosion each year, placing even greater importance on our ability to continually introduce new products. Accordingly, we expect to be more dependent on our generics business and increasingly subject to market and regulatory factors and other risks affecting generic pharmaceuticals worldwide.

We may fail to realize the anticipated benefits of the Actavis Generics acquisition, or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating Actavis Generics.

Our ability to realize the anticipated benefits of the Actavis Generics acquisition depends, to a large extent, on our ability to integrate the Actavis Generics business. The combination of two formerly independent, competitive businesses is a complex, costly and time-consuming process. We are devoting significant management attention and resources to the integration of our combined business practices and operations. The integration process may disrupt the businesses and, if implemented ineffectively, would impede the realization of the full expected benefits. The failure to meet the challenges involved in integrating the two businesses and to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the activities of the combined businesses and could adversely affect our results of operations.

In addition, the integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customers and other business relationships, and diversion of management’s attention. The difficulties of combining the Teva and Actavis Generics operations include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	challenges in retaining key Actavis Generics personnel and recruiting additional personnel as needed;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers; and

•	coordinating a geographically dispersed organization.

The recent departure of Sigurdur Olafsson, then the head of our global generics business, who had previously run the Actavis Generics business, may exacerbate the challenges we face in integrating Actavis Generics and retaining key Actavis Generics employees.

Many of these factors are outside of our control, and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations. As a result, it cannot be assured that we will realize the full benefits anticipated from the Actavis Generics acquisition.

The increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products may adversely affect our revenues and profits.

Our ability to achieve continued growth and profitability through sales of generic pharmaceuticals is dependent on our continued success in challenging patents, developing non-infringing products or developing products with increased complexity to provide opportunities with U.S. market exclusivity or limited competition.

To the extent that we succeed in being the first to market a generic version of a product, and particularly if we are the only company authorized to sell during the 180-day period of exclusivity in the U.S. market, as provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. Even after the exclusivity period ends, there is often continuing benefit from having the first generic product in the market.

However, the number of generic manufacturers targeting significant new generic opportunities with Hatch-Waxman exclusivity, or which are complex to develop, continues to increase. Additionally, many of the smaller generic manufacturers have increased their capabilities, level of sophistication and development resources in recent years. The failure to maintain our industry-leading performance in the U.S. on first-to-file opportunities and to develop and commercialize high complexity generic products could adversely affect our sales and profitability.

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

Our generic drugs face intense competition. Prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies (including low-cost generic producers based in China and India) receive approvals and enter the market for a given product and competition intensifies. Consequently, our ability to sustain our sales and profitability on any given product over time is affected by the number of companies selling such product, including new market entrants, and the timing of their approvals. The goals established last fall under the Generic Drug User Fee Act, and increased funding of the FDA’s Office of Generic Drugs, may lead to more and faster generic approvals, and consequently increased competition on some products. While these FDA improvements are expected to benefit Teva’s generic product pipeline, they will also benefit competitors that seek to launch products in established generic markets where Teva currently offers products.

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

We may be unable to take advantage of the increasing number of high-value biosimilar opportunities.

Biosimilar products are expected to make up an increasing proportion of the high-value generic opportunities in upcoming years. The development, manufacture and commercialization of biosimilar products require specialized expertise and are very costly and subject to complex regulation, which is still evolving. We are behind many of our competitors in developing biosimilars, and will require significant investments and collaborations with third parties to take advantage of these opportunities. For example, we have started design activities for a new biologics manufacturing facility, and in October 2016, we entered into an exclusive partnership with Celltrion, Inc. to commercialize two of its biosimilar products in development for the U.S. and Canadian markets. We cannot assure you that our current and future investments and collaborations regarding biosimilar products will be successful.

Risks related to our specialty medicines business

Our leading specialty medicine, Copaxone®, faces increasing competition, including from a generic version of our 20 mg/mL product and potential generic competitors to our 40 mg/mL version, as well as from orally-administered therapies.

We rely heavily on the continued absence of a generic version of our 40 mg/mL, three-times-a-week version of Copaxone®. Over 84% of total U.S. Copaxone® prescriptions are now filled with the 40 mg/mL version. Our ability to rely on patent protection for this 40 mg/mL version as a barrier to entry for potential generic versions currently faces significant uncertainty in light of decisions in August and September 2016 by the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office that all claims in three of the five U.S. Orange Book patents are unpatentable and a court ruling in January 2017 invalidating all asserted claims of four of our patents on the 40 mg/mL version. A fourth patent is also subject to an inter partes review proceeding. We already face generic competition on the 20 mg/mL version of Copaxone®, following the expiration in 2014 and 2015 of the patents relating to this product.

In addition, Copaxone® faces significant and increasing competition as a result of new and emerging therapies, particularly oral treatments, such as Tecfidera® by Biogen, Gilenya® by Novartis, and Aubagio® by Genzyme, which provide especially intense competition in light of their substantial convenience in comparison to injectables such as Copaxone®. Copaxone® also continues to face competition from existing injectable products, such as beta-interferons Avonex®, Betaseron®, Extavia®, Plegridy® and Rebif®, as well as from monoclonal antibodies Tysabri®, Lemtrada® and Zinbryta®.

Our multiple sclerosis franchise reflects Copaxone® revenues less cost of goods sold and S&M and R&D expenses related to our MS franchise. (It does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items.) Our MS franchise profitability was $3.4 billion, $3.1 billion, and $3.2 billion in 2016, 2015 and 2014, respectively. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 81%, 77% and 75% in 2016, 2015 and 2014, respectively. Accordingly, the failure to achieve and maintain our objectives for Copaxone® 40 mg/mL would have a material adverse effect on our financial results and cash flow.

Certain of our other leading specialty medicines also face patent challenges and impending patent expirations. For example, a generic version of Azilect® was launched in January 2017, our ProAir® HFA product is expected to face generic competition in the third quarter of 2017, and Treanda® is expected to face generic competition prior to patent expiration beginning in 2019.

Investments in our pipeline of specialty and other products may not achieve expected results.

We must invest significant resources to develop specialty medicines (including innovations utilizing existing molecules, as well as the development of complex generics), both through our own efforts and through collaborations and in-licensing or acquisition of products from or with third parties. In particular, in light of the expiration of our patents covering the 20 mg/mL version of our leading specialty medicine, Copaxone®, the patent challenges facing the 40 mg/mL version of Copaxone® and the patent challenges and impending patent expirations facing certain of our other specialty medicines, we have in recent years increased our investments in the acquisition and development of products to build our specialty pipeline, including through our recent acquisitions of Auspex Pharmaceuticals, Inc. and Labrys Biologics, Inc. and an in-licensing transaction with Eagle Pharmaceuticals, Inc.

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

During each stage, we may encounter obstacles that delay the development process and increase expenses, leading to significant risks that we will not achieve our goals and may be forced to abandon a potential product in which we have invested substantial amounts of time and money. These obstacles may include: preclinical failures; difficulty enrolling patients in clinical trials; delays in completing formulation and other work needed to support an application for approval; adverse reactions or other safety concerns arising during clinical testing; insufficient clinical trial data to support the safety or efficacy of the product candidate; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured. For example, in 2016, we experienced a delay in the regulatory review of SD-809 for the treatment of chorea associated with Huntington disease and a delay in the clinical trial for fasinumab, which we are developing in partnership with Regeneron, and suspended the marketing of Zecuity® in the United States following reports of adverse site reactions.

Because of the amounts required to be invested in augmenting our pipeline of specialty and other products, we are also increasingly reliant on partnerships and joint ventures with third parties, such as our collaborations with Celltrion, Regeneron and Eagle, and consequently face the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals. There is a trend in the specialty pharmaceutical industry of seeking to “outsource” drug development by acquiring companies with promising drug candidates, and we face substantial competition from historically innovative companies for such acquisition targets.

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

In addition, our specialty pharmaceuticals business requires much greater use of a direct sales force than does our core generic business. Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel. Competition for qualified sales personnel is intense. We may also need to enter into co-promotion, contract sales force or other such arrangements with third parties, for example, where our own direct sales force is not large enough or sufficiently well-aligned to achieve maximum penetration in the market. Any failure to attract or retain qualified sales personnel or to enter into third-party arrangements on favorable terms could prevent us from successfully maintaining current sales levels or commercializing new innovative and specialty products.

We depend on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our specialty medicines business depends substantially on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our specialty medicines, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Currently pending patent applications may not result in issued patents or be approved on a timely basis or at all. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors.

As discussed above, we have recently suffered an adverse court ruling and unfavorable appeal board decisions in lawsuits and proceedings challenging the validity and/or enforceability of the U.S. patents covering Copaxone® 40 mg/mL, which is our most significant single contributor to revenues and profits. While we intend to defend the validity of these patents vigorously, and will seek to prevent their infringement, such efforts are expensive and time-consuming. Due to the nature of litigation, there can be no assurance that such efforts will be successful. Our ability to enforce our patents also depends on the laws of individual countries and each country’s practices regarding the enforcement of intellectual property rights. The loss of patent protection or regulatory exclusivity on these or other specialty medicines could materially impact our business, results of operations, financial conditions or prospects.

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

Risks related to our substantially increased indebtedness

We incurred approximately $27 billion in debt to finance the Actavis Generics acquisition, which has increased our expenses and restricts our ability to incur additional indebtedness or engage in other transactions and may result in a downgrade of our credit ratings.

Following the completion of the Actavis Generics acquisition our consolidated debt was approximately $35.8 billion at December 31, 2016, compared to approximately $10 billion at December 31, 2015. As a result, our borrowing costs have increased significantly. In addition, we have approximately $3.7 billion aggregate liquidation preference of our mandatory convertible preferred stock outstanding as well.

In addition, we have, and expect to have for the foreseeable future, significantly less cash and cash equivalents on hand than the approximately $6.9 billion of cash and cash equivalents we had at December 31, 2015. For example, at December 31, 2016, we had approximately $1 billion of cash and cash equivalents. We may also have lower-than-anticipated cash flow (whether due to adverse internal or external factors), which would further reduce our available cash. Although we believe that we will have access to cash sufficient to meet our business objectives and capital needs, this reduced availability of cash could constrain our ability to grow our business.

This substantial level of debt and lower levels of cash could have important consequences to our business, including, but not limited to:

•	reducing the benefits we expect to receive from the Actavis Generics acquisition;

•	making it more difficult for us to satisfy our obligations;

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing;

•	increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage as compared to our competitors, to the extent that they are not as highly leveraged;

•	restricting us from pursuing certain business opportunities; and

•	requiring us to sell assets and/or reduce our dividends.

Our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings at any time will reflect each rating organization’s then opinion of our financial strength, operating performance and ability to meet our debt obligations. Following the completion of the Actavis Generics acquisition, Standard and Poor’s Financial Services LLC and Moody’s Investor Service, Inc. downgraded our ratings to BBB and Baa2, respectively, compared to A- and A2, respectively, prior to the announcement of the acquisition in July 2015. In February 2017, following the court ruling invalidating our Copaxone® 40 mg/mL patents, both Standard and Poor’s and Moody’s changed our ratings outlook from stable to negative. Such reductions in our credit ratings limit our ability to borrow at interest rates consistent with the interest rates that were available to us prior to the acquisition. If our credit ratings are further downgraded or put on watch for a potential downgrade, we may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if our current credit ratings are maintained.

In addition, in light of the amount of unhedged floating-rate debt we currently have outstanding (approximately $7.7 billion at December 31, 2016), we have substantial exposure to increases in interest rates, which are becoming more likely.

Additional risks related to our business and operations

Uncertainties related to our recent management changes may adversely affect our business, strategy and financial results.

On February 6, 2017, we announced the appointment of Dr. Yitzhak Peterburg, formerly Chairman of our Board of Directors, as Interim President and Chief Executive Officer, effective immediately, replacing Erez Vigodman. Dr. Peterburg is our sixth CEO since 2007 and fifth since 2012, and Mr. Vigodman is the second consecutive CEO to leave prior to the expiration of his term. Dr. Sol Barer, a current director, succeeded Dr. Peterburg as Chairman of the Board. In connection with his appointment, Dr. Peterburg announced that he will review the Company’s business and operations, including its current global manufacturing footprint, key therapeutic areas, pipeline assets in both speciality and generics and existing business lines and markets.

As a result of these frequent management transitions, combined with the current challenges facing our businesses, we are subject to significant uncertainties regarding our future business strategy and direction. These uncertainties may cause or result in disruptions to our business and distractions to our employees and management; difficulty in recruiting, hiring, motivating, and retaining talented and skilled personnel, including current members of management; and difficulty in negotiating, maintaining, or consummating business or strategic relationships or transactions.

Furthermore, the search for a permanent CEO may be prolonged, and in light of past experience, we cannot assure you that the selected person will effectively transition into the role or ultimately be successful. During this search and transition period, there may continue to be uncertainties and concerns for employees and management, as well as for current and potential customers, other business partners and shareholders. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations or reputation, and could cause the market value of our shares and/or debt securities to decline.

Our success depends on our ability to develop and commercialize additional pharmaceutical products.

Our financial results depend upon our ability to develop and commercialize additional pharmaceutical products, both specialty and generic, particularly in light of the patent challenges facing the 40 mg/mL version of our leading specialty medicine, Copaxone®, the expiration of our patents covering the 20 mg/mL version of Copaxone® and the emergence of generic competition thereto, and patent challenges and impending patent expirations facing certain of our other specialty medicines. Commercialization requires that we successfully develop, test and manufacture both generic and specialty products. All of our products must receive regulatory approval and meet (and continue to comply with) regulatory and safety standards; if health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market.

The development and commercialization process, particularly with respect to specialty medicines as well as the complex generic medicines that we increasingly focus on, is both time-consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect. Necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to produce and market such products successfully and profitably. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products.

We may be subject to further adverse consequences following our recent resolution with the United States government of our FCPA investigations and related matters.

We are required to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption laws in other jurisdictions around the world where we do business. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the U.S. and elsewhere, in recent years. Actions by our employees, or by third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business (including the conduct described below) have exposed us, and may further expose us, to significant liability for violations of the FCPA or other anti-corruption laws and accordingly may have a material adverse effect on our reputation and our business, financial condition or results of operations.

For several years, we conducted a voluntary worldwide investigation into business practices that may have implications under the FCPA, following the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the Department of Justice (“DOJ”) with respect to compliance with the FCPA in certain countries. In December 2016, we reached a resolution with the SEC and DOJ to fully resolve these FCPA matters. The resolution, which relates to conduct in Russia, Mexico and Ukraine during 2007-2013, provides for: penalties of approximately $519 million, which includes a fine, disgorgement and prejudgment interest; a three-year deferred prosecution agreement (“DPA”); a guilty plea by our Russian subsidiary to criminal charges of violations of the anti-bribery provisions of the FCPA; consent to entry of a final judgment against us settling civil claims of violations of the anti-bribery, internal controls and books and records provisions of the FCPA; and the retention of an independent compliance monitor for a period of three years. The SEC civil consent and DOJ deferred prosecution agreement have each obtained court approval. We are awaiting the scheduling of a plea and sentencing hearing for the guilty plea agreement by our Russian subsidiary.

Under our DPA with the DOJ, we admitted to the conduct that violated the FCPA described in the statement of facts attached to the DPA and the DOJ agreed to defer the prosecution of certain FCPA-related charges against us and not to bring any further criminal or civil charges against us or any of our subsidiaries related to such conduct. We agreed, among other things, to continue to cooperate with the DOJ, review and maintain our anti-bribery compliance program and retain an independent compliance monitor. If, during the term of the DPA (approximately three years, unless extended), the DOJ determines that we have committed a felony under federal law, provided deliberately false or misleading information or otherwise breached the DPA, we could be subject to prosecution and additional fines or penalties, including the deferred charges.

As a result of the settlement and the underlying conduct, our sales and operations in the affected countries may be negatively impacted, and we may be subject to additional criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by authorities other than the U.S. government. We have received inquiries from governmental authorities in certain of the countries referenced in our resolution with the SEC and DOJ, and we have been informed by Israeli authorities that they have initiated an investigation into the conduct that was the subject of the FCPA investigation and resulted in the above-mentioned resolution with the SEC and DOJ. In addition, there can be no assurance that the remedial measures we have taken and will take in the future will be effective or that there will not be a finding of a material weakness in our internal controls. Any one or more of the foregoing, including any violation of the DPA, could have a material adverse effect on our reputation and our business, financial condition or results of operations.

Manufacturing or quality control problems may damage our reputation for quality production, demand costly remedial activities and negatively impact our financial results.

As a pharmaceutical company, we are subject to substantial regulation by various governmental authorities. For instance, we must comply with requirements of the U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMA”) and other healthcare regulators with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply strictly with these regulations and requirements may damage our reputation and lead to financial penalties, compliance expenditures, the recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the applicable regulator’s review of our submissions, enforcement actions, injunctions and criminal prosecution. We must register our facilities, whether located in the United States or elsewhere, with the FDA as well as regulators outside the United States, and our products must be made in a manner consistent with current good manufacturing practices (“cGMP”), or similar standards in each territory in which we manufacture. In addition, the FDA and other agencies periodically inspect our manufacturing facilities. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGMP or other regulations, or a warning letter for violations of “regulatory significance” that may result in enforcement action if not promptly and adequately corrected.

In recent years, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. We have been subject to increasing scrutiny of our manufacturing operations, and in previous years several of our facilities have been the subject of significant regulatory actions requiring substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. For example, we discontinued manufacturing activities at our facility in Godollo, Hungary following an FDA inspection earlier this year, halted operations at our facility in Guadalajara, Mexico (acquired as part of the Rimsa acquisition) due to compliance issues that existed prior to the acquisition, and are in the process of addressing quality issues raised in connection with an FDA audit of our active ingredient production facility in China. These regulatory actions also adversely affected our ability to supply various products worldwide and to obtain new product approvals at such facilities. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

As a result of the Actavis Generics acquisition, our manufacturing network has increased substantially. If we determine that any of the new facilities have quality or environmental issues, we could experience production or supply disruptions or be required to expend unanticipated costs on remediation and repairs. In addition, any delays in product transfers between our existing facilities and the newly-acquired sites may result in such disruptions.

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

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business information (both ours and that of our customers, suppliers and business partners, and personally identifiable information of our employees, in our data centers and on our networks. We could also experience business interruption, information theft, legal claims and liability, regulatory penalties and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

The failure to recruit or retain key personnel, including those who joined Teva as part of the Actavis Generics acquisition, or to attract additional executive and managerial talent, could adversely affect our business.

Given the increasing size, complexity and global reach of our business and our multiple areas of focus, each of which would be a significant stand-alone company, we are especially reliant upon our ability to recruit and retain highly qualified management and other employees. Our ability to retain key Actavis Generics employees may be diminished by the recent departure of Sigurdur Olafsson, then the head of our global generics business, who had previously run the Actavis Generics business. In addition, the success of our research and development activities depends on our ability to attract and retain sufficient numbers of skilled scientific personnel. Any loss of service of key members of our organization, or any diminution in our ability to continue to attract high-quality employees, may delay or prevent the achievement of major business objectives.

The restructuring and streamlining of our manufacturing network, and resulting announcements of sales or closures of manufacturing sites, could trigger labor unrest, which could result in product supply disruptions.

Following the Actavis Generics acquisition, we are in the process of assessing our overall manufacturing network. At the conclusion of this assessment, we may decide to sell or close various manufacturing sites. The announcement of such plans could trigger labor unrest or strikes, which could result in product supply disruptions of unpredictable duration, with potentially material negative effects on our financial results.

Sales of our products may be adversely affected by the continuing consolidation of our customer base.

A significant portion of our sales are made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2016 accounted for 19% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products.

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

We are a global pharmaceutical company with worldwide operations. Although nearly 80% of our sales are in the United States and Europe, we expect to derive an increasing portion of our sales and future growth from other regions, such as Latin America, Central and Eastern Europe and Asia, which may be more susceptible to political and economic instability. Our operations in Venezuela are increasingly challenging due to instability there. Other countries and regions, such as the United States and Western Europe, also face potential instability due to political and other developments. In the United States in particular, the new administration’s opposition to free trade agreements was a significant issue in the recent election, and the possibility of significant reforms in the U.S. tax code, including the possible implementation of a “border adjustment tax” or other restrictions on trade could interfere with international trade in pharmaceuticals. As a company that manufactures most of its products outside the U.S., such a tax or other restriction, if enacted, may have a material adverse effect on our revenues, results of operations, and financial condition.

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

We may evaluate or pursue potential acquisitions, collaborations and licenses, among other transactions. Relying on acquisitions and other transactions as sources of new specialty and other products, or a means of growth, involves risks that could adversely affect our future revenues and operating results. For example:

•	Appropriate opportunities to enable us to execute our business strategy may not exist, or we may fail to identify them.

•

Competition in the pharmaceutical industry for target companies and development programs has intensified and has resulted in decreased availability of, or increased prices for, suitable transactions. We may not be able to pursue relevant transactions due to financial capacity constraints.

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

•

We may purchase a company that has excessive known or unknown contingent liabilities, including, among others, patent infringement or product liability claims, or that otherwise has significant regulatory or other issues not revealed as part of our due diligence, as occurred in the Rimsa transaction.

Compliance, regulatory and litigation risks

We are subject to extensive governmental regulation, which can be costly and subject our business to disruption, delays and potential penalties.

We are subject to extensive regulation by the FDA and various other U.S. federal and state authorities and the EMA and other foreign regulatory authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs. For example, in 2016 we experienced delays in obtaining approvals for various generic and specialty products as anticipated, and we may continue to experience similar delays.

In addition, no assurance can be given that we will remain in compliance with applicable FDA and other regulatory requirements once approval or marketing authorization has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising and post marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Our facilities are subject to ongoing regulation, including periodic inspection by the FDA and other regulatory authorities, and we must incur expense and expend effort to ensure compliance with these complex regulations.

Failure to comply with all applicable regulatory requirements may subject us to operating restrictions and criminal prosecution, monetary penalties and other disciplinary actions, including, sanctions, warning letters, product seizures, recalls, fines, injunctions, suspension, shutdown of production, revocation of approvals or the inability to obtain future approvals, or exclusion from future participation in government healthcare programs. Any of these events could disrupt our business and have a material adverse effect on our revenues, profitability and financial condition.

Healthcare reforms, and related reductions in pharmaceutical pricing, reimbursement and coverage, by governmental authorities and third-party payors may adversely affect our business.

The continuing increase in expenditures for healthcare has been the subject of considerable government attention almost everywhere we conduct business, particularly as public resources have been stretched by financial and economic crises in the United States, Western Europe and elsewhere. Both private health insurance funds and government health authorities continue to seek ways to reduce or contain healthcare costs, including by reducing or eliminating coverage for certain products and lowering reimbursement levels. In most of the countries and regions where we operate, including the United States, Western Europe, Israel, Russia, certain countries in Central and Eastern Europe and several countries in Latin America, pharmaceutical prices are subject to new government policies designed to reduce healthcare costs. These changes frequently adversely affect pricing and profitability and may cause delays in market entry. Public scrutiny has increased political and other pressures on pharmaceutical pricing, further inhibiting the raising of prices, which, in many cases, had become routine. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our products.

Significant developments that may adversely affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act of 2010 (the “Affordable Care Act”), and (ii) trends in the practices of managed care groups and institutional and governmental purchasers, including the impact of consolidation of our customers. Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Healthcare reform legislation has increased the number of patients who have insurance coverage for our products, but provisions such as the assessment of a branded pharmaceutical manufacturer fee and an increase in the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on us. It is uncertain how current and future reforms in these areas will influence the future of our business operations and financial condition. In 2017, a new administration, which had promised to repeal and replace the Affordable Care Act, took office in the United States. We cannot predict the form any such replacement of the Affordable Care Act may take, although it may have the impact of reducing the number of insureds as well as coverage for pharmaceutical products.

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

We have sold and may in the future elect to sell generic products prior to the final resolution of outstanding patent litigation, and, as a result, we could be subject to liability for damages in the United States, Europe and other markets where we do business.

Our ability to introduce new products depends in large part upon the success of our challenges to patent rights held by third parties or our ability to develop non-infringing products. Based upon a variety of legal and commercial factors, we may elect to sell a generic product even though patent litigation is still pending, either before any court decision is rendered or while an appeal of a lower court decision is pending. The outcome of such patent litigation could, in certain cases, materially adversely affect our business. For example, we launched a generic version of Protonix® (pantoprazole), despite pending litigation with the company that sells the brand versions, which we eventually settled in 2013 for $1.6 billion.

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

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. As our portfolio of available products expands, particularly with new specialty products, we may experience increases in product liability claims asserted against us. The potential for product liability claims may increase further upon the implementation of proposed regulations in the United States that would permit companies to change the labeling of their generic products.

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

Our patent settlement agreements, which are important to our business, face increased government scrutiny in both the United States and Europe, and may expose us to significant damages.

We have been involved in numerous litigations involving challenges to the validity or enforceability of listed patents (including our own), and therefore settling patent litigations has been and is likely to continue to be an important part of our business. Parties to such settlement agreements in the United States, including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the DOJ for review. The FTC has publicly stated that, in its view, some of the brand-generic settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies, including us, that have entered into such agreements. Accordingly, we may receive formal or informal requests from the FTC for information about a particular settlement agreement, and there is a risk that the FTC, or others, such as customers, may commence an action against us alleging violations of the antitrust laws. Such settlement agreements may further expose us to claims by purchasers of the products for unlawfully inhibiting competition. We are currently defendants in private antitrust actions involving numerous settlement agreements.

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

Additional financial risks

Because we have substantial international operations, our sales and profits may be adversely affected by currency fluctuations and restrictions as well as credit risks.

In 2016, approximately 44% of our revenues were denominated in currencies other than the U.S. dollar. As a result, we are subject to significant foreign currency risks, including repatriation restrictions in certain countries, and may face heightened risks as we enter new markets. An increasing proportion of our sales, particularly in Latin America (including Venezuela), Central and Eastern European countries and Asia, are recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. Exchange rate movements during 2016 (excluding Venezuela) in comparison with 2015 decreased revenues by $174 million and decreased operating income by $81 million. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased revenues by $526 million and increased operating income by $23 million. The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

For example, our net monetary balance sheet items in Venezuela, which suffers from hyperinflation, totaled negative $2 million at December 31, 2016. We impaired our monetary balance sheet items in Venezuela in March 2016, incurring financial expenses of $246 million, and further devalued our assets there in December 2016, incurring an additional charge of $500 million. As a result, if there is a further devaluation of the Venezuelan currency or if our use of our current blended DIPRO/DICOM rate in our financial statements can no longer be supported, we would incur an additional impairment charge and our financial results, including our operating results and cash flow, would be adversely affected. See “Operating and Financial Review and Prospects—Impact of Currency Fluctuations on Results of Operations.”

In particular, although the majority of our net sales and operating costs is recorded in, or linked to, the U.S. dollar, our reporting currency, in 2016 we recorded sales and expenses in various other currencies. Approximately 53% of our operating costs in 2016 were in non-USD currencies (18% in euro and 9% in NIS).

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

The large amount of long lived assets recorded on our balance sheet has significantly increased and may continue to lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets, goodwill and property, plant and equipment, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill, identifiable intangible assets and property, plant and equipment on our consolidated balance sheet has more than doubled in the past five years to $74 billion mainly as a result of our acquisitions, including an increase of $42 billion in 2016 alone due to the consummation of the Actavis Generics, Rimsa and Anda acquisitions. For example, in 2016 we recorded impairment charges on long-lived assets of $1.6 billion, of which $0.9 billion related to the Rimsa acquisition. We may incur additional significant charges in 2017 related to the Actavis Generics acquisition or other transactions. Due to the nature of our recently acquired assets, we expect to record impairments of in-process R&D regularly in future years. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

The base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

The termination or expiration of governmental programs or tax benefits, or a change in our business, could adversely affect our overall effective tax rate.

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the various countries in which we operate or changes in our product mix or the mix of countries where we generate profit. We have benefited, and currently benefit, from a variety of Israeli and other government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain such benefits. If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	some government programs may be discontinued, or the applicable tax rates may increase (such was the case when certain Israeli tax benefits were discontinued in 2014);

•	we may be unable to meet the requirements for continuing to qualify for some programs;

•	these programs and tax benefits may be unavailable at their current levels;

•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; or

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

ITEM 4:	INFORMATION ON THE COMPANY

Introduction

We are a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty medicines. We operate worldwide, with a significant presence in the United States, Europe and many other markets around the world. Our key strengths include our world-leading generics expertise and portfolio, focused specialty portfolio, robust R&D capabilities, global infrastructure and scale and dedicated leadership and employees.

We believe we are strategically positioned to benefit from market, economic and regulatory trends in global healthcare. These trends include aging populations, the increasing prevalence of chronic diseases, economic pressure on governments and private payors to provide affordable healthcare solutions, legislative and regulatory reforms, scientific and technological advances, increased patient awareness and involvement, the impact of the digital revolution on consumer healthcare, increased spending on pharmaceuticals in emerging markets and the growing importance of over-the-counter (“OTC”) medicines.

We operate our business in two segments:

•

Generic medicines, which includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, such as tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe, and we have a significant presence in certain ROW markets. This segment includes our OTC business, conducted primarily through PGT, our consumer healthcare joint venture with P&G, as well as our world-leading active pharmaceutical ingredient (“API”) manufacturing business.

•

Specialty medicines, which includes our core therapeutic areas of central nervous system (“CNS”) medicines such as Copaxone® and Azilect® and respiratory medicines such as ProAir® and QVAR®. Our specialty medicines segment also includes products in other therapeutic areas, such as Bendeka®/ Treanda® in oncology and ParaGard® in women’s health.

In addition to these two segments, we have other activities, primarily sales of third-party products for which we act as distributor in the United States, Israel and Hungary.

In 2016, 55% of our revenues were generated from our generic medicines segment and 40% of our revenues were generated from specialty medicines segment.

In 2016, we generated 38% of our generic revenues in the United States, 30% in Europe and 32% in our ROW markets.

For a breakdown of our revenues and profitability by segment and by geography, see “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, and our telephone number is +972-3-926-7267. Our website is www.tevapharm.com.

Strategy

Our strategy aims to capitalize on our strengths—including the largest generic medicines business in the world, a focused specialty medicines business, a global OTC business, our robust R&D and API capabilities and global infrastructure and scale—to better address patient needs. Fundamental to our strategy are our efforts to enhance our financial profile with diversified revenue sources and profit streams, backed by strong product development engines in both generics and specialty.

Underlying our strategy is our focus on cash generation and debt repayment. As we execute our disciplined strategy, we seek to continue generating significant cash flow, which we plan to use to pay down debt and maintain our current credit ratings.

The key elements of our strategy are:

•

Driving continuous growth and improving profitability in our generics business. We are the leading generics company worldwide, delivering high quality generic medicines at competitive prices. Our strong legacy generics business, combined with the Actavis Generics business, has a world-leading product portfolio, comprehensive R&D capabilities, a robust product pipeline and an efficient global operational network. Our generics business includes:

•	a wide-reaching commercial presence, as the market leader in the United States and a top-three leadership position in over 40 other countries;

•	a global portfolio of more than 1,800 molecules, treating millions of patients every day around the world; and

•

a world-leading generic pipeline that includes, as of December 31, 2016, 330 product applications awaiting FDA approval in the U.S., including 71 tentative approvals. This total reflects all pending ANDAs, supplements for product line extensions and tentatively approved applications and includes some instances where more than one application was submitted for the same reference product. Nearly 70% of pending applications include a paragraph IV patent challenge, and we believe we are first to file with respect to 95 of these products, or 119 products including final approvals where launch is pending a settlement agreement or court decision. During 2016, we received 1,655 generic approvals in Europe, including two EMA approvals valid in 30 EU member states, and approximately 2,435 marketing authorization applications pending approval in 37 European countries, including one application pending with the EMA for four strengths in 30 countries. Our global pipeline of generic products positions us for an increasing number of first-to-file opportunities and other key generic launches, as well as further expanding our product portfolio.

This world-leading product pipeline, which includes a large number of smaller opportunities, will lessen our dependence on any single product and be critical to our growth while improving profitability in the face of the continuing price erosion expected in the generics market.

•

Achieving synergies from the Actavis Generics acquisition and driving efficiency and effectiveness throughout our organization. We seek to manage our business to extract the greatest benefit from synergies from the Actavis Generics acquisition. At the same time, we are expanding our cost reduction activities to continue improving the profitability of our business.

•

Delivering on the promise of our specialty pipeline. We seek leadership positions in our core therapeutic areas of CNS (including multiple sclerosis (“MS”), neurodegenerative diseases, movement disorders, pain care and migraine) and respiratory (including asthma and chronic obstructive pulmonary disease (“COPD”)). We have taken significant steps to leverage the existing platforms in our core therapeutic areas to develop promising pipeline assets, addressing illnesses such as MS, Huntington disease, chronic pain, migraine and severe respiratory conditions.

•

Maintaining Copaxone® and other key specialty products. We enhanced our MS franchise through the introduction of our three-times-a-week Copaxone® 40 mg/mL product in the United States in 2014 and in additional countries since 2015. We also enhanced our oncology portfolio with the launch of Bendeka® in January 2016, which extended our bendamustine franchise. We will continue to support

Copaxone® and our other key products by vigorously defending our intellectual property and through patient support programs and product enhancements.

Actavis Generics and Anda Acquisitions

In August 2016, we completed our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”). At closing, we paid Allergan consideration of approximately $33.4 billion in cash and approximately 100.3 million Teva shares. The acquisition significantly expanded our generics product portfolio and pipeline, R&D capabilities and global operational network.

In October 2016, we completed the acquisition of Anda Inc., the fourth largest distributor of generic pharmaceuticals in the United States, from Allergan plc, for $500 million in cash.

As part of the Actavis Generics acquisition, we divested certain products in the U.S. and Europe, to meet antitrust regulatory requirements. In January 2017, we completed the divestiture of certain assets and operations of Actavis Generics in the U.K. and Ireland for GBP 603 million, as required by our undertaking to the European Commission in connection with the Actavis Generics acquisition.

Other Recent Transactions

•

AttenukineTM out-license: In December 2016, we entered into a license agreement for research, development, manufacture and commercializing of AttenukineTM with a subsidiary of Takeda, for a $30 million upfront payment to us, with additional milestone payments of up to $280 million and royalties.

•

Ninlaro® out-license: In November 2016, we entered into an agreement to sell our royalties and other rights in Ninlaro® (ixazomib) to a subsidiary of Takeda, for a $150 million upfront payment to us, with additional consideration of up to $150 million dependent on future sales. We were entitled to these royalties pursuant to an agreement from 2014 assigning the Ninlaro® patents to an affiliate of Takeda in consideration of milestone payments and sales royalties.

•

Celltrion partnership: In October 2016, we entered into a collaborative agreement with Celltrion, Inc. to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. We paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. We will share the profit from the commercialization of these products with Celltrion.

•

Regeneron partnership: In September 2016, we entered into a collaborative agreement with Regeneron Pharmaceuticals, Inc. to develop and commercialize Regeneron’s pain medication product, fasinumab. We paid Regeneron $250 million upfront and will share the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion, equally with Regeneron. Following the termination of the phase 2 clinical study for chronic low back pain in October 2016, we and Regeneron plan to design a phase 3 study in chronic low back pain that excludes patients with advanced osteoarthritis. See “—Specialty Medicines—Central Nervous System—Pipeline” below.

•

Japanese business venture: In April 2016, we established a business venture with Takeda in Japan in which we own a 51% stake and Takeda owns the remaining 49%. The business venture combined our Japanese generics business with Takeda’s portfolio of off-patent products, leveraging Takeda’s leading brand reputation and strong distribution presence in Japan with our expertise in supply chain, operational network, infrastructure and R&D, to meet the wide-ranging needs of patients and growing importance of generic medicines in Japan through the provision of off-patent medicines.

•	Rimsa acquisition: In March 2016, we completed the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a pharmaceutical manufacturing and distribution company in Mexico, for $2.3 billion. Following the closing, we identified issues concerning Rimsa’s pre-acquisition quality, manufacturing and other practices. In September 2016, two lawsuits were filed: a pre-emptive suit by the Rimsa sellers against Teva, and our lawsuit alleging fraud and breach of contract against the Rimsa sellers. The Rimsa sellers subsequently dismissed their lawsuit, and the dismissal was approved by court order on December 20, 2016. We have conducted an assessment and recognized an impairment of $900 million and are currently executing a remediation plan in order to resume operations at the Rimsa facility. See note 2 to our consolidated financial statements.

Our Segments

Generic Medicines

Overview

Generic medicines are the chemical and therapeutic equivalents of originator medicines and are typically more affordable in comparison to the originator’s products. Generics are required to meet similar governmental regulations as their brand-name equivalents offered or sold by the originator, such as those relating to manufacturing processes and health authorities’ inspections, and must receive regulatory approval prior to their sale in any given country. Generic medicines may be manufactured and marketed if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged or otherwise circumvented.

We develop, manufacture and sell generic medicines in a variety of dosage forms, including tablets, capsules, injectables, inhalants, liquids, ointments and creams. We offer a broad range of basic chemical entities, as well as specialized product families such as sterile products, hormones, narcotics, high-potency drugs and cytotoxic substances, in both parenteral and solid dosage forms.

In August 2016, we completed the Actavis Generics acquisition. Our strong legacy generics business, combined with the Actavis Generics business, has a world-leading product portfolio, comprehensive R&D capabilities, robust product pipeline and an efficient global operational network. The combined generic business has a wide-reaching commercial presence, as the market leader in the United States and a top three leadership position in over 40 countries, including some of our key European markets. The combined business benefits from a leading and diverse pipeline of products, which will help us continue executing key generic launches and further expand our product pipeline, focusing on both large and small opportunities. We expect that a larger number of smaller but more durable launches will help offset expected price erosion while diversifying our revenue stream.

Through coordination between our global portfolio, business development and global R&D teams, we seek to achieve and maintain market leadership in all markets where we strategically choose to operate. In particular, we seek to establish a leadership position in high-barrier, complex products, while continuing to pursue patent challenge opportunities and early launches globally.

When considering whether to develop a generic medicine, we take into account a number of factors, including our overall strategy, regional and local patient and customer needs, R&D recommendations, manufacturing capabilities, regulatory considerations, commercial factors and the intellectual property landscape. We will challenge patents if we believe they are either invalid or would not be infringed by a generic version. We may seek alliances to acquire rights to products we do not have in our portfolio or to otherwise share development costs or litigation risks, or to resolve patent and regulatory barriers to entry.

One of our top priorities is to increase the profitability of our generics business, by placing a strong emphasis on the cost of goods sold, product mix and overall cost structure. We have also prioritized the most important markets for us to do business. We expect these efforts to continue and improve as we integrate the Actavis Generics business.

Sales of generic medicines have benefitted from increasing awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists globally. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging generic substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of brand-name pharmaceuticals with generic products as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals. Further, in countries as diverse as France and Japan, governments have issued regulations designed to increase generic penetration. These conditions also result in intense competition in the generic market, with generic companies competing for advantage based on pricing, time to market, reputation, customer service and breadth of product line. We believe that these factors, together with an aging population, an increase in global spending on healthcare, economic pressure on governments to provide less expensive healthcare solutions, legislative and regulatory reforms and a shift of decision-making power to payors, will lead to our continued expansion in the global generic market, as well as increased competition. We believe that our robust product pipeline, which has been enhanced with the Actavis Generics business, and ability to continuously launch new products are critical to our growth in the face of continuing price erosion expected in the generics market.

In markets such as the United States, the United Kingdom, Canada, the Netherlands and Israel, generic medicines may be substituted by the pharmacist for their brand name equivalent or prescribed by International Nonproprietary Name (“INN”). In these so-called “pure generic” markets, physicians or patients have little control over the choice of generic manufacturer, and consequently generic medicines are not actively marketed or promoted to physicians. Instead, the relationship between the manufacturer and pharmacy chains and distributors, health funds, and other health insurers is critical. Many of these markets have automatic substitution models when generics are available as alternatives to brands. In contrast, in Russia, Ukraine, Kazakhstan, some Asian and Latin American countries as well as certain European markets, generic medicines are generally sold under brand names alongside the originator brand. In many of these “branded generic” markets, pharmacists dispense the specific medicine prescribed by the physician, and substitution between originator brand, branded generic and/or generic manufacturers is often limited without the physician’s consent. In some of these markets, branded generic products are actively promoted and a sales force is necessary. Other markets, such as Germany, Japan, France, Italy and Spain, are hybrid markets with elements of both approaches.

Our position in the generics market is supported by our global R&D function, as well as our API R&D and manufacturing activities, which provide significant vertical integration for our own products.

In most markets in which we operate, we use an integrated and comprehensive marketing model, offering a portfolio of generic, specialty and OTC products.

OTC

We have a global OTC business, primarily through PGT, our consumer healthcare joint venture with P&G, formed in 2011. PGT manufactures and markets more than 200 consumer healthcare brands, including OTC medicines and vitamins, minerals and food supplements, in more than 70 countries around the world. Its portfolio includes the leading cough and cold brand Vicks®, Germany’s leading OTC brand, ratiopharm, and other leading brands.

We own 49% and P&G owns 51% of the joint venture, which incorporates the two companies’ OTC businesses outside of North America and benefits from both companies’ core strengths and capabilities. The joint venture combines the consumer brand-building capabilities of P&G with Teva’s pharmaceutical supply, regulatory and development capabilities. The two companies’ combined efforts through PGT facilitate expansion into new countries and categories, enabling PGT to quickly reach a significant number of consumers.

PGT’s growth strategy includes the following:

•	Building on the Vicks® franchise and other leading multi-country respiratory brands where it has a strong presence, to increase its presence in the areas of cough, cold and nasal decongestion;

•	Leveraging our generic capabilities under brands like ratiopharm, which offers quality, affordable OTC healthcare in Germany, to broaden its portfolio and expand to new markets;

•	Expanding its vitamin, mineral and supplement product portfolio globally, in collaboration with Swisse Wellness, Australia’s market-leading wellness brand; and

•	Developing existing local brands that have market leading potential in individual or groups of countries.

APIs

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

Below is a description of our generic medicines business by the main geographic areas in which we operate:

United States

We are the leading generic drug company in the United States. We market over 500 generic products in more than 2,000 dosage strengths and packaging sizes, including oral, injectable and inhaled products. We believe that the breadth of our product portfolio provides us with a strategic advantage, particularly as the market is impacted by consolidation that continues among purchasers, including large drugstore chains, wholesaling organizations and buying groups. Our growth strategy focuses on a broad portfolio of products and a large and diverse pipeline that will provide added value to our patients, payors and customers, utilizing new and advanced technologies.

We seek to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and our cost-effective production, including through our recent acquisition of Actavis Generics, which has substantially expanded our generics operations and pipeline.

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

Almost all of our U.S. generic sales are made to retail drug chains and wholesalers, which continue to undergo significant consolidation and globalization. Our portfolio selection, breadth of product offerings and our global network capabilities have provided mutually beneficial strategic advantages to both our customers and us. We believe that, with our global landscape and presence, we are best suited to match our customers’ needs for scale. We are committed to the success of our customers and work closely with them as important business partners.

In the United States, our wholesale and retail selling efforts are supported by participating in key medical and pharmaceutical conferences as well as focused advertising in professional journals and on leading pharmacy websites. We continue to strengthen consumer awareness of the benefits of generics through partnerships and digital marketing programs.

For information about our pipeline of generic medicines in the United States, see “Item 5—Operating and Financial Review and Prospects—Segment Information—Generic Medicines Segment.”

Europe

We define our European region as the European Union and certain other European countries.

We are the leading generic pharmaceutical company in Europe. We are among the top three companies in more than 25 markets across Europe. No single market in Europe represents more than 25% of our total European generic revenues, and as a result we are not dependent on any single market that could be affected by pricing reforms or changes in public policy. In Europe, we also out-license certain generic pharmaceutical products.

Despite their diversity and highly fragmented nature, the European markets share many characteristics that allow us to leverage our pan-European presence and broad portfolio. Global customers are crucial partners in our generic business and are expanding across Europe, although customer consolidation is lower than it is in the U.S. market. We are one of a few companies with a pan-European footprint. Most competitors focus on a select few markets or business lines.

Our strategy for generic medicines in Europe is to seek sustainable and profitable growth by differentiated investment levels in different countries. While building on our global knowledge and resources and strong market position, we are able to understand and adapt to the local needs of our patients, payors and customers. In parallel, we seek to enhance the efficiency of our operations by selectively investing in markets, optimizing our existing portfolio and pricing, and rigorously controlling cost. We closely monitor the disciplined execution of our strategy to further increase the value realized by our European generic business while maintaining our market leadership position in key countries.

The European market continues to be ever more competitive, especially in terms of pricing, higher quality standards, customer service and portfolio relevance. Our leadership position provides us a solid base to be reliable partners to fulfill the needs of patients, physicians, pharmacies, customers and payors.

For information about our pipeline of generic medicines in the Europe, see “Item 5—Operating and Financial Review and Prospects—Segment Information—Generic Medicines Segment.”

Key market highlights

Germany is the largest European pharmaceutical market. We are the second largest provider in the overall generics market, and our “ratiopharm” brand continues to be a leader in the retail generics segment. Germany has a hybrid market, partially driven by prescriptions of physicians and partially by tenders with increasing price pressure. We participate in both segments; however, we compete on tenders only if they can generate sustainable value to the business.

We believe that our balanced presence and strong track record with new launches are competitive advantages for us over most companies in Germany.

In the United Kingdom, we are one of the largest suppliers by volume to the National Health Service, supplying one in every five generic prescriptions dispensed, focusing on major retail chains as well as independent pharmacies.

The United Kingdom is a “pure” generic market with low barriers to entry and very high generic penetration. In general, retail pricing of generics to pharmacies is unregulated (thus prices can increase or decrease), leading to very strong price competition. Pricing is heavily influenced by government regulations, such as ‘Scheme M’ that limits pharmacies’ reimbursement profit.

Customers and wholesalers are highly vertically integrated, which further drives competition in terms of pricing. Pharmaceutical companies seek differentiation strategies to maximize value in a market where prices are already among the lowest in Europe, while quality and reliability of medicine has become the driver of competitive advantage.

In January 2017, we completed the divestiture of certain assets and operations of Actavis Generics in the U.K. and Ireland, as part of our undertaking to the European Commission in connection with the Actavis Generics acquisition.

In Italy, we continue to be a generic market leader, supplying about 20% of the country’s generic medicines. The market is concentrated, with the top five players holding approximately 86% of market share. Generic penetration is low compared to most other European countries and is currently growing at a slow pace, although pharmacists have increasing influence to substitute with generics.

We aim to benefit from any increases in the total value of the generic market in Italy as we seek to further strengthen our leadership position and our presence in pharmacies. The Teva brand is increasingly recognized among patients, pharmacists and physicians alike.

In Switzerland we are the largest supplier in the generics market. We offer a comprehensive portfolio and own the leading brand in the generic retail segment. Generic penetration is relatively low in Switzerland, and the generic market is concentrated with the top two suppliers holding about 70% of the market share. Pricing measures of the government for originator products are increasing the pressure on prices also for generic pharmaceuticals. We aim to further strengthen our leadership in the generic market as well as to maintain our position as the second largest supplier in the overall retail pharmaceutical market, by leveraging our brand power, using quality and service as competitive advantages, being the preferred partner in the generic market and promoting generic substitution in pharmacies.

In Poland we are the second largest supplier in the generics market. Our portfolio covers both branded generic products as well as OTC products. While generic penetration in Poland is high, the rate of untreated population remains higher than average compared to other Western European markets.

In France, we continue to see strong pricing pressures and increased generic penetration due to government measures. We are focused on a selective approach to generate sustainable and profitable business that is customer centered.

The market in Spain was characterized in 2016 by further government pricing and reimbursement reforms which increased generic penetration. Our strategy in Spain is to compete for sustainable and profitable business in this market.

Rest of the World Markets

Our ROW markets include all countries other than the United States and those included under Europe. Our key ROW markets are Venezuela, Japan, Canada and Russia. The countries in this category range from highly regulated, pure generic markets such as Canada and Israel, to hybrid markets such as Japan and Brazil, to branded generics oriented markets such as Russia and certain Commonwealth of Independent States (CIS), Latin American markets and Asia Pacific markets.

Our ROW strategy is to be selective as to where we do business, focusing on the countries and segments where we can achieve a significant position. Over time and with the right opportunities, we intend to expand our presence in markets such as China and Brazil and enhance our existing presence in other high growth markets such as Russia, Mexico, South Korea, Australia and Turkey. In other markets, we will optimize our existing assets and may minimize or divest our operations.

As part of this strategy, we acquired Rimsa, a pharmaceutical manufacturing and distribution company in Mexico, in March 2016. Following the closing, we identified issues concerning Rimsa’s pre-acquisition quality, manufacturing and other practices. We have conducted an assessment and recognized an impairment of $900 million, and are currently executing a remediation plan in order to resume operations at the Rimsa facility.

Key market highlights

We operate in Venezuela with a product portfolio consisting mainly of branded generic medicines and OTC products. Venezuela is a hyperinflationary economy, and the financial outlook there remains challenging and uncertain. In November 2016, the unofficial exchange rate increased at an accelerated rate, indicating further economic distress. This development, together with a decrease in scope of transactions involving the importation, manufacture and distribution of pharmaceutical products that were settled using the DIPRO rate of 10 bolivars per dollar, led us to replace the official DIPRO rate we had used to report our Venezuelan financial position, results of operations and cash flows with a blended exchange rate of 273 bolivar per dollar. See “Item 5— Operating and Financial Review and Prospects.”

In April 2016, we established a business venture with Takeda in Japan. We own a 51% stake and Takeda owns 49% in the business venture. The business venture combined our Japanese generics business with Takeda’s portfolio of off-patent products, leveraging Takeda’s leading brand reputation and strong distribution presence in Japan with our expertise in supply chain, operational network, infrastructure and R&D. This business venture meets the wide-ranging needs of patients and growing importance of generics in Japan through the provision of off-patent medicines. We are one of the top three generics companies in Japan.

Japan is one of the largest and fastest growing generic pharmaceutical markets in the world. The generics market is expected to continue growing over the next several years due to government incentive programs targeted at both physicians and dispensing channels and due to patent expirations of major drugs.

Following the Actavis Generics acquisition, we are the leading generic pharmaceutical company in Canada in terms of prescriptions and sales, offering a broad portfolio of medicines. We aim to maintain our leading market position, grow our portfolio strategically and continue to drive first-to-market opportunities.

We market generic products to retail chains, retail buying groups and independent pharmacies, reaching approximately 8,800 outlets. We also market solid dose and injectable medications to hospitals and hospital buying groups across the country. We continue to see consolidation of independent retail pharmacies and increased expansion of retail chains and buying groups, with the top four retail chains in Canada now representing approximately 65% of the market (in terms of value). These larger corporate retailers work closely with selected suppliers, listing products as part of a chain-wide formulary. We continue to experience increased government pressure on pricing. Customers look to generic suppliers to timely launch cost effective generic products, maintain high levels of product availability and provide increased levels of overall customer value and service.

In Canada, the competitive landscape continues to intensify with the increasing presence of multinational companies. The top five manufacturers satisfy over 80% of the Canadian demand for generic pharmaceuticals. In addition, the major branded pharmaceutical companies have intensified their efforts to compete with the generic players, and are now offering incentives to patients and customers to offset generic cost savings.

In Russia, which is primarily a branded generic market, we market a diverse portfolio of products. We are currently one of the top five pharmaceutical companies and the largest generics company in Russia, operating in the commercial retail (branded generics and OTC), hospital and state funded segments.

The Russian government seeks to increase the share of domestically produced pharmaceutical products by implementing a policy to encourage local production to meet state and local needs. In order to take advantage of this policy, we established a manufacturing facility in Yaroslavl, Russia, which became operational in 2016.

Specialty Medicines

Our specialty medicines business, which is focused on delivering innovative solutions to patients and providers via medicines, devices and services in key regions and markets around the world, includes our core therapeutic areas of CNS (with a strong emphasis on MS, neurodegenerative disorders, movement disorders and pain care including migraine) and respiratory medicines (with a focus on asthma and chronic obstructive pulmonary disease). We also have specialty products in oncology, women’s health and selected other areas.

Our specialty medicines business faces intense competition from both specialty and generic pharmaceutical companies. The specialty business may continue to be affected by price reforms and changes in the political landscape, following recent public debate in the U.S. We believe that our primary competitive advantages include our commercial marketing teams, global R&D capabilities, the body of scientific evidence substantiating the safety and efficacy of our various medicines, our patient-centric solutions, physician and patient experience with our medicines, and our medical capabilities, which are tailored to our product offerings and to our market and stakeholders’ needs.

Our specialty medicines organization focuses on our key therapeutic areas and selected local opportunities, with medical and sales and marketing professionals within each area who seek to address the needs of patients and healthcare professionals. We tailor our patient support, payor relations and medical affairs activities to the distinct characteristics of each therapeutic area and medicine.

Our U.S. specialty medicines revenues were $6.7 billion in 2016, comprising the most significant part of our specialty business. In 2016, our European specialty medicines revenues were $1.6 billion and our ROW specialty medicines revenues were $352 million. In Europe and our ROW markets, we leverage existing synergies with our generics and OTC businesses through integrated in-market structures. Our specialty presence in ROW markets is mainly built on our CNS franchise, with gradual development in other therapeutic areas closely related to our branded generics portfolios in those countries.

We have built a specialized capability to help patients adhere to their treatments, improve patient outcomes, and in certain markets, to ensure timely delivery of medicines and assist in securing reimbursement. These programs, known as “Patient Support Programs,” reflect the importance we place on supporting patients and are a critical part of our success. While originally focused on supporting MS patients in the United States, we have expanded this capability to other regions and therapeutic areas. We currently operate Patient Support Programs in 35 countries around the world in multiple therapeutic areas. We believe that we can provide a range of services and solutions appropriately tailored to meet the needs of patients according to their specific condition and local market requirements. We believe this capability provides us with an important competitive advantage in the specialty medicines market.

Below is a description of our key therapeutic areas, products and pipeline:

Central Nervous System—Medicines

Our CNS portfolio, one of our two core therapeutic areas, includes Copaxone® for the treatment of relapsing forms of multiple sclerosis and Azilect® for the treatment of the symptoms of Parkinson’s disease, as well as several other medicines.

Copaxone® (glatiramer acetate injection) is the leading multiple sclerosis therapy in the United States and worldwide. Copaxone® is indicated for the treatment of patients with relapsing forms of multiple sclerosis (“RMS”), including the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis (“RRMS”), including in patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

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

Accordingly, a key part of our strategy has been the introduction of Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS, which was launched in the United States in January 2014. This formulation allows for a less-frequent dosing regimen administered subcutaneously for patients with relapsing forms of MS. In December 2014, we received European Medicines Agency (“EMA”) approval in a decentralized procedure for Copaxone® 40 mg/mL in Europe. In December 2016, we received approval to remove the pregnancy contraindication from the European label for Copaxone®. To date, we have launched Copaxone® 40mg/mL in most of our European markets. Copaxone® 40 mg/mL has also launched in Australia, Argentina, Canada, Chile, Colombia, Hong Kong, Israel, Russia, South Korea and Ukraine. We expect to receive marketing approvals in other ROW markets during 2017.

Copaxone® 40 mg/mL was protected by five U.S. Orange Book patents that expire in 2030. All of the claims of three of those patents were declared to be unpatentable by the U.S. Patent Office in inter parties review (“IPR”) proceedings, and we have appealed those decisions. In addition, a petition for an IPR has been filed against a fourth Orange Book patent; a decision on whether the Patent Office will move forward with this proceeding is expected by May 2017. These four patents have also been challenged in paragraph IV litigation in the United States. A trial was held in the United States District Court for the District of Delaware, and in January 2017 the court held that the asserted claims of these four patents were invalid. We have appealed this decision; however, it is possible that certain competitors may receive FDA approval and launch before either appeal is decided. The fifth Orange Book patent, which was issued in August 2016, is being challenged in a separate paragraph IV litigation in the United States. We have also filed suit against multiple ANDA filers to assert a non-Orange Book process patent in various jurisdictions. Copaxone® 40 mg/mL is also protected by one European patent expiring in 2030.

As of December 31, 2016, over 84% of the total U.S. Copaxone® prescriptions and over 67% of the total European Copaxone® prescriptions were filled with the 40 mg/mL version, driven by patient and physician choice of the 40 mg/mL version supported by payor access and patient support activities.

Copaxone® accounted for $4.2 billion (including $3.5 billion in the U.S.), or 19% of our revenues in 2016, and contributed a significantly higher percentage to our profits and cash flow from operations during such period.

The market for MS treatments continues to change as a result of new and emerging therapies as well as a generic version of Copaxone® 20 mg/mL in the U.S. and follow-on products in some European countries and potential competing purported generic versions of Copaxone® 40 mg/mL following the court ruling invalidating four Copaxone® 40 mg/mL patents in January 2017. In particular, the increasing number of oral treatments, such as Tecfidera® by Biogen, Gilenya® by Novartis, and Aubagio® by Genzyme, continue to present significant and increasing competition. Copaxone® also continues to face competition from existing injectable products, such as five beta-interferons Avonex®, Plegridy®, Betaseron®, Extavia® and Rebif®, as well as from monoclonal antibodies such as Tysabri®, Lemtrada® and Zinbryta®.

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

We exclusively market Azilect® in the United States, but generic competition commenced in January 2017. In Europe, we shared marketing rights with Lundbeck until the end of 2015, when the initial period of our agreement with Lundbeck ended and all marketing rights reverted to us. We continue to share marketing rights with Lundbeck in certain of our ROW markets. Data exclusivity protection for Azilect® in the EU expired in 2015.

Azilect®’s competitors include both specialty and generic versions of the newer non-ergot dopamine agonists class, including Mirapex® /Sifrol® (pramipexole), Requip® (ropinirole) and Neupro® (rotigotine), which are indicated for all stages of Parkinson’s disease, as well as Comtan®, a COMT inhibitor, indicated only for adjunct therapy in moderate to advanced stages of the disease.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy and certain other disorders. Generic competition from several manufacturers began in mid-2016.

Our CNS portfolio also includes: Actiq® (fentanyl oral transmucosal lozenge) for the treatment of breakthrough pain in opioid-tolerant adult patients with cancer; and Amrix® (cyclobenzaprine hydrochloride extended-release capsules) in the United States, for relief of muscle spasm in acute, painful, musculoskeletal conditions.

Central Nervous System—Pipeline

Our clinical pipeline of neurology and neuropsychiatry products includes:

Products	Potential Indication(s)	Route of Administration	Development Phase (date entered phase 3)
SD-809 (deutetrabenazine)	Chorea associated with Huntington disease	Oral	NDA re-submitted in U.S. (October 2016)
	Tardive dyskinesia		3 (October 2014)
	Tourette syndrome		1
Laquinimod	Relapsing remitting multiple sclerosis	Oral	3 (February 2013)
	Progressive forms of multiple sclerosis		2
	Huntington disease		2
Pridopidine	Huntington disease	Oral	2

SD-809 (deutetrabenazine) is a deuterated form of a small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. SD-809 was granted Orphan Drug Designation by the FDA for the treatment of chorea associated with

Huntington disease in November 2014 and we expect to be granted seven years of orphan drug exclusivity. The SD-809 NDA submission for the treatment of chorea associated with Huntington disease was accepted for filing by the FDA in August 2015 based on positive results from two phase 3 studies (FIRST-HD and ARC-HD). We re-submitted the NDA in October 2016 following the receipt of a complete response letter from the FDA in May 2016.

SD-809 is also currently in clinical development for the treatment of tardive dyskinesia. Results from the pivotal phase 3 clinical study “AIM-TD (Addressing Involuntary Movements in Tardive Dyskinesia)” demonstrated all doses improved AIMS scores compared to placebo.

A phase 3 clinical study of SD-809 for the treatment of Tourette syndrome is planned to commence in 2017.

SD-809 is protected by patents expiring in 2029 in Europe and in 2031 in the United States.

Laquinimod is a once-daily, orally administered immunomodulatory compound being developed for treatment of relapsing-remitting and progressive forms of multiple sclerosis. We have the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, in return for an upfront payment and possible future milestone payments and royalties.

In 2012, we submitted a Marketing Authorization Application to the EMA and a New Drug Submission to Health Canada following completion of two phase 3 studies in 2011. In 2014, the EMA confirmed that the risk-benefit profile of laquinimod is not favorable. The ongoing phase 3 CONCERTO trial (laquinimod versus placebo using confirmed disability progression as the primary endpoint) is intended to further address the risk-benefit profile of laquinimod. In addition, we are conducting studies to address nonclinical findings noted by the Committee for Medicinal Products for Human Use (“CHMP”) and clarify the molecular mechanism of action.

In January 2016, we discontinued the highest dose of laquinimod in all studies after the occurrence of cardiovascular events (none of which were fatal) in eight patients receiving the highest doses in the CONCERTO trial and in the other ongoing study for progressive forms of multiple sclerosis. The studies are continuing with the lower- and mid-dosages. On January 31, 2017, laquinimod was granted orphan-drug designation for the treatment of Huntington Disease by the FDA’s Office of Orphan Products Development.

Laquinimod is protected by patents expiring in 2019 worldwide, with potential for extensions in various markets.

Pridopidine is an oral small molecule dopamine stabilizer being developed for the symptomatic treatment of motor disorders (including Huntington disease). Results from the phase 2 “Pride-HD” clinical study demonstrated an unusually high placebo effect, which limited the ability to determine the effect of treatment on Huntington disease motor scores. However, evidence of symptomatic impact was seen in the early stage Huntington patient sub-population, with improvement in total motor score and dystonia observed at 26 and 52 weeks in this patient sub-set (stage 1 Huntington disease) at specific doses. A phase 3 clinical study of pridopidine is planned to commence in 2017. We expect to be granted seven years of orphan drug exclusivity in the U.S. for this product.

Pridopidine is protected by patents worldwide that expire in 2020, with potential for extension in various markets.

Our clinical pipeline of migraine and other pain products includes:

Migraine and Pain Products	Potential Indication(s)	Route of Administration	Development Phase (date entered phase 3)
Vantrela™ ER	Pain	Oral	Approved in U.S. (January 2017)
TEV-48125 (anti CGRP) (fremanezumab)	Chronic and episodic migraine Cluster headache	Subcutaneous	3 (February 2016) 3 (November 2016)
TV-46763 (abuse deterrent)	Pain	Oral	3 (July 2015)
TV-46139 (abuse deterrent)	Pain	Oral	1
Fasinumab	Osteoarthritis pain		3 (March 2016)
	Chronic lower back pain		2
TV-45070 Topical	Neuropathic pain	Topical	2

Vantrela™ ER is our formulation of hydrocodone, an opioid analgesic, utilizing OraGuard®, our proprietary abuse deterrence technology platform that has been evaluated for resistance to physical manipulations, chemical extractions and multi-step chemical extraction methods.

Vantrela™ ER was approved by the FDA in January 2017 with abuse-deterrent properties that are expected to reduce, but not totally prevent, oral, intranasal and intravenous abuse of the drug when the tablets are manipulated.

Vantrela™ ER is protected by patents in Europe that expire in 2027 and in the United States that expire in 2029.

TEV-48125 (anti CGRP) (fremanezumab) is a fully humanized monoclonal antibody that binds to calcitonin gene-related peptide (CGRP). Fremanezumab is being developed for the prevention of chronic and high frequency episodic migraine. In the phase 2b trial, Fremanezumab met both primary and secondary endpoints in episodic migraine, achieving highly significant reductions in mean monthly migraine days and monthly headache days relative to baseline. Phase 3 clinical development for chronic and episodic migraine was initiated in February 2016.

Fremanezumab is also in phase 3 clinical development to evaluate its safety and efficacy in the treatment of chronic and episodic cluster headache. The clinical study was initiated in February 2016.

Fremanezumab is protected by patents expiring in 2026 in Europe and in 2027 in the United States.

TV-46763 and TV-46139 are two pain products with potential abuse-deterrent properties, developed using our OraGuard® technology platform. Phase 3 clinical development is in progress for TV-46763 while TV-46139 remains in early clinical development.

Fasinumab is a fully human monoclonal antibody that targets NGF, a protein that plays a central role in the regulation of pain signaling. There is evidence that NGF levels are elevated in patients with chronic pain conditions. In September 2016, we entered into collaboration with Regeneron to develop and commercialize fasinumab. Fasinumab is currently in phase 3 clinical development for osteoarthritis pain.

The phase 2 clinical study for chronic low back pain was discontinued in October 2016 after observing a case of adjudicated arthropathy in a patient receiving high dose fasinumab who had advanced osteoarthritis at study entry. Regeneron completed an unplanned interim review of results, which demonstrated efficacy with improvement in pain scores in all fasinumab groups compared to placebo at the 8- and 12-week time points. Regeneron and Teva plan to design a pivotal phase 3 study in chronic low back pain that excludes patients with advanced osteoarthritis.

Fasinumab is protected by patents expiring in 2028, and will also be protected by regulatory exclusivity of 12 years from marketing approval in the U.S. and 10 years from marketing approval in Europe.

TV-45070 Topical is a small molecule intended to treat pain locally at its source through blocking of Nav1.7 and Nav1.8 sodium channels, which are found in sensory nerve endings that can increase in chronic painful conditions. TV-45070 was licensed from Xenon Pharmaceuticals Inc. in December 2012. TV-45070 has been studied in human subjects in both oral and topical forms in neuropathic and inflammatory diseases. In an early study, oral TV-45070 was shown to be effective at relieving the pain associated with the rare neuropathic pain condition, erythromelalgia. In a phase 2 trial to evaluate effectiveness in alleviating the pain of post-herpetic neuralgia, topical TV-45070 led to significantly more meaningful reductions in pain as compared to placebo. TV-45070 is currently in phase 2 clinical development for neuropathic pain.

TV-45070 is protected by patents in Europe that expire in 2026 and in the United States that expire in 2028.

Respiratory—Medicines

Our respiratory portfolio, one of our two core therapeutic areas, includes ProAir®, QVAR®, DuoResp Spiromax®, Qnasl®, Braltus® and Cinqair®/Cinqaero®.

We are committed to maintaining a leading presence in the respiratory market, our second core therapeutic area, by delivering a range of medicines for the treatment of asthma and chronic obstructive pulmonary disease (“COPD”). Our portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs.

Our respiratory pipeline is based on drug molecules delivered in our proprietary dry powder formulations and breath-actuated device technologies and targeted biologics, including a novel product for add-on maintenance treatment of patients with severe asthma. With this portfolio, we are targeting high value markets in the respiratory area such as inhaled short-acting beta agonists, inhaled corticosteroids, fixed-dose corticosteroid and beta2 agonist combinations, long-acting muscarinic antagonist products and biologics. Our proprietary inhalation technology “tidal inhaler” allows a person suffering from asthma or COPD to inhale their medication by breathing normally into the tidal inhaler device. We are developing a range of inhaled medicines for use in the tidal inhaler. See “—Respiratory—Pipeline” for more information on our tidal inhaler.

Below is a description of our main respiratory medicines:

ProAir® includes ProAir® hydrofluoroalkane (“HFA”) and ProAir® RespiClick®, both sold only in the United States.

ProAir® (albuterol sulfate) HFA is an inhalation aerosol with dose counter and is indicated for patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm. In March 2012, the FDA approved the addition of a dose counter, an innovation designed to help patients, as well as their caregivers, keep track of the number of doses remaining in the inhaler. The efficacy and safety profile of albuterol, which is used by millions of patients every day around the world, is well established, while HFA is an environmentally friendly propellant. ProAir® HFA is the leading quick relief inhaler in the United States. It is protected by various patents expiring between 2017 and 2028. In June 2014, we settled a patent challenge to ProAir® HFA with Perrigo Pharmaceuticals permitting Perrigo to launch its generic product in limited quantities once it receives FDA approval and without quantity limitations after June 2018.

ProAir® RespiClick® (albuterol sulfate) inhalation powder is a breath-actuated, multi-dose, dry-powder, short-acting beta-agonist inhaler for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm in patients four years of age and older.

ProAir® Respiclick® was approved by the FDA for use in adults and adolescents aged 12 years and older in March 2015 and its label was expanded for use by children 4 to 11 years of age in April 2016. ProAir® Respiclick® remains the only breath-activated, multi-dose, dry powder, short-acting beta-agonist inhaler available in the U.S. ProAir® Respiclick® is protected by various U.S. Orange Book patents expiring between 2017 and 2031.

Three major brands compete with ProAir® HFA and ProAir® Respiclick® in the United States in the short-acting beta agonist market: Ventolin® HFA (albuterol) by GlaxoSmithKline, Proventil® HFA (albuterol) by Merck and Xopenex® HFA (levalbuterol) by Sunovion.

QVAR® (beclomethasone dipropionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age or older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids. QVAR® has the highest preferred and total formulary coverage in the inhaled corticosteroid class in the U.S. We market QVAR®, which is manufactured by 3M, in the United States and in major European markets. QVAR® is protected by various U.S. Orange Book patents in the United States expiring between 2017 and 2031.

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

DuoResp Spiromax® (budesonide/formoterol) is a combination of an inhaled corticosteroid and a long acting beta-agonist bronchodilator, and was approved for treatment of adults with asthma and COPD in Europe by the EMA in a centralized procedure. DuoResp Spiromax® is protected in Europe by patents expiring between 2017 and 2031. First launched in the EU in June 2014, DuoResp Spiromax® has been successfully introduced in 18 European markets.

The main competitors for DuoResp Spiromax® are Symbicort® Turbuhaler® (budesonide/formoterol) by AstraZeneca, Seretide® (fluticasone propionate/salmeterol) by GlaxoSmithKline and Foster® (beclomathasone/formoterol) by Chiesi.

Our respiratory portfolio also includes Qnasl® Nasal Aerosol (beclomethasone dipropionate HFA in a nasal actuator), for the treatment of seasonal and year-round nasal allergy symptoms in the United States.

In August 2016, we launched Braltus® (tiotropium bromide), a long-acting muscarinic antagonist, indicated for adult patients with COPD, delivered via the Zonda® inhaler.

Aerivio Spiromax® (fluticasone/salmeterol 500/50) was developed pursuant to EU guidance to achieve the same clinical outcomes as Seretide® Accuhaler®. Bioequivalence was demonstrated for the high strength product, which was approved in Europe in August 2016 and launched in January 2017.

Aerivio Spiromax® is protected by patents and applications expiring between June 2021 and October 2034.

Cinqair®/Cinqaero® (reslizumab) injection, a humanized interleukin 5 antagonist monoclonal antibody for add-on maintenance treatment of adult patients with severe asthma and with an eosinophilic phenotype, received FDA, EMA and Health Canada approval in 2016 for add-on maintenance treatment of patients with severe eosinophilic asthma aged 18 years and older. This biologic treatment became commercially available to patients in the U.S. in April 2016, began launching in individual European countries in November 2016 and is expected to launch in Canada in 2017. Additional regulatory filings have been submitted in other global markets.

Cinqair® is protected by patents in the United States that expire in 2017. We have requested extension of one of the patents until 2021. Cinqair® has biological exclusivity in the United States until 2028. We also expect the product to be entitled to 10 years regulatory exclusivity in Europe beginning on the date of approval. A subcutaneous version is in development (see below).

One major brand competes with Cinqair®/Cinqaero® in the United States, Europe and Canada in the IL-5 market: Nucala® (mepolizumab) by GlaxoSmithKline.

Respiratory—Pipeline

The key areas of focus for respiratory R&D include development of differentiated respiratory therapies for patients using novel delivery systems and an emerging portfolio of biologic therapies.

Our novel delivery systems include:

•	An advanced breath-actuated inhaler (“BAI”);

•	Spiromax® (EU) or RespiClick® (US), a novel inhalation-driven multi-dose powder inhaler (“MDPI”); and

•	Tidal inhaler, a unique nebulization device currently being evaluated for use in early stage development programs.

Our device strategy is intended to result in “device consistency,” allowing physicians to choose the device that best matches a patient’s needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule.

Our devices and delivery systems are protected by the following patents and applications:

•	The BAI device is protected by applications and patents expiring between June 2021 and July 2031.

•	The Spiromax® (EU) or RespiClick® (US) device is protected by patents and applications expiring between June 2021 and October 2034.

•	The tidal inhaler device is protected by patents and applications expiring between February 2025 and April 2036.

Our clinical pipeline of respiratory projects includes:

Respiratory Products	Potential Indication(s)	Route of Administration	Development Phase (date entered phase 3)
Cinqair®/Cinqaero® (reslizumab)	Severe asthma with eosinophilia	Subcutaneous	3 (August 2015)
QVAR® BAI US	Asthma, COPD	Oral inhalation	Submitted (October 2016)
ArmonairTM RespiClick® (Fluticasone Propionate MDPI US)	Asthma	Oral inhalation	Approved in U.S. for adults (January 2017)
AirduoTM RespiClick® (Fluticasone Salmeterol MDPI US)	Asthma	Oral inhalation	Approved in U.S. for adults (January 2017)
TV-44664 (Fluticasone Salmeterol DPI)	Asthma, COPD	Oral inhalation	1

Cinqair®/ Cinqaero® (reslizumab) injection, is a humanized interleukin 5 antagonist monoclonal antibody for add-on maintenance treatment of adult patients with severe asthma and with an eosinophilic phenotype.

The phase 3 clinical program for the subcutaneous reslizumab product was initiated in August 2015 and is ongoing.

QVAR® BAI US (beclomethasone) is an oral aerosol corticosteroid in development for the treatment of asthma for ages four years and older. The BAI device is the next generation of our QVAR® product. It contains the same small particle aerosol formulation as the existing QVAR® in a breath-actuated device. The phase 3 clinical program was initiated in December 2013 and completed in mid-2016. The product was submitted to the FDA in October 2016.

The QVAR® BAI US product is protected by device patents and applications expiring between June 2021 and June 2030. The actuator with dose counter is protected by patents and applications expiring between December 2017 and July 2030.

ArmonairTM RespiClick® (Fluticasone Propionate MDPI US) is a new formulation of long acting inhaled corticosteroid (“ICS”) using our multi-dose powder inhaler device, with an enhanced lung delivery designed to allow lower doses to achieve the same clinical outcomes as Flovent® Diskus.

AirduoTM RespiClick® (Fluticasone Salmeterol MDPI US) is a new formulation of ICS/LABA using our multi dose powder inhaler device, designed to achieve comparable efficacy to Advair® Diskus at lower doses.

Phase 3 clinical trial results for Fluticasone Salmeterol MDPI US received in November 2015 demonstrated clinically relevant and greater benefit at all doses compared to placebo and versus respective monotherapy (fluticasone propionate) in the improvement of lung function.

Both ArmonairTM RespiClick® and AirduoTM RespiClick® were approved by the FDA in January 2017 and are protected by the device patents and applications noted above.

TV-44664 (Fluticasone Salmeterol DPI) is a long acting beta2-agonist and an inhaled corticosteroid combined for the treatment of asthma in patients 4 years of age and older. The TV-44664 phase 1 pivotal clinical study to demonstrate therapeutic equivalency to Advair® was initiated in November 2016.

Oncology

Our oncology portfolio includes Treanda®/ Bendeka® Granix® and Trisenox® in the United States and Lonquex®, Tevagrastim®/Ratiograstim® and Trisenox® outside the United States.

Treanda® / Bendeka® (bendamustine hydrochloride injection) are approved in the United States for the treatment of patients with chronic lymphocytic leukemia and patients with indolent B-cell non-Hodgkin’s lymphoma that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. Bendeka® which was launched in the United States in January 2016, is a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we licensed from Eagle to complement our Treanda® franchise. Bendeka® is now the most-used bendamustine product on the U.S. market. The lyophilized formulation of Treanda® continues to be available, but its use has substantially declined in favor of Bendeka®.

Bendeka®’s competitors include combination therapies such as R-CHOP (a combination of cyclophosphamide, vincristine, doxorubicin and prednisone in combination with rituximab) and CVP-R (a combination of cyclophosphamide, vincristine and prednisolone in combination with rituximab) for the treatment of NHL, as well as a combination of fludarabine, doxorubicin and rituximab for the treatment of CLL and also newer targeted oral therapies, ibrutinib and idelilisib.

We have U.S. Orange Book patents for Treanda® expiring between 2026 and 2031. To date, one company has filed a 505(b)(2) NDA for a liquid version of bendamustine, and 19 others have filed ANDAs for a generic version of the lyophilized form of Treanda®. All of these filings included patent challenges, which we are contesting. Trial against five of the 19 ANDA filers began in December 2015. In June 2016, the court issued a decision affirming the validity of certain claims of the patents. We have reached final settlements with 17 of the 19 ANDA filers, which provide for launch of generics prior to patent expiration.

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

Granix® (short-acting G-CSF) was the first new G-CSF to be approved in the United States in more than ten years and was approved via a Biologics License Application by the FDA in 2012 and launched in November 2013. Granix® is not considered a biosimilar in the United States. The product is also approved and available in Japan and certain other markets. In December 2014, the FDA also approved Granix® injection for self-administration by patients and caregivers.

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

Competitors to Teva’s filgrastim include short acting G-CSF products such as Neupogen® and Zarxio®, which was launched in September 2015 in the United States, and in Europe, also Zarxio/Zarzio® and Nivestim®. Several additional competing short-acting G-CSF biosimilars are expected to launch in 2017 in the United States, and the first long-acting G-CSF biosimilars are also expected to begin launching in the United States and Europe in 2017.

Oncology—Pipeline

Our clinical pipeline of oncology products includes CT-P10 (biosimilar to Rituxan ® US) and CT-P6 (biosimilar to Herceptin® US). In October 2016, we entered into an exclusive biosimilar partnership with Celltrion, to commercialize two proposed monoclonal antibodies (mAb) in the U.S. and Canada. CT-P10 is a biosimilar to Rituxan® (rituximab) and CT-P6 is a biosimilar to Herceptin® (trastuzumab). Pivotal phase 3 clinical development is currently in progress for both products.

Women’s Health

Our women’s health portfolio includes ParaGard® and Plan B One-Step® OTC/Rx (levonorgestrel), along with other products that are marketed in various countries.

ParaGard® (intrauterine copper contraceptive) is a non-hormonal intrauterine contraceptive marketed in the United States. ParaGard® provides women with a highly effective, long-term, reversible, non-hormonal contraceptive option. It is the only intrauterine contraceptive approved for up to ten years of continuous use and is more than 99% effective at preventing pregnancy. ParaGard® faces competition from oral contraceptives, as well as intrauterine devices like Mirena®, Kyleena ™ and Skyla® by Bayer, Liletta® by Allergan and patches and vaginal hormonal contraceptive rings like NuvaRing® by Merck.

Plan B One-Step® OTC (levonorgestrel) is an emergency oral contraceptive which consists of a single tablet dose of levonorgestrel for emergency contraception. Plan B One-Step® is intended to prevent pregnancy when taken within 72 hours after unprotected intercourse or contraceptive failure. Plan B One-Step® has several generic competitors. However, in June 2013, it became the first FDA-approved emergency contraceptive to be available without age or point of sales restrictions. We are the only company that has conducted actual use and label comprehension studies required by the FDA, demonstrating that adolescents can understand how to use Plan B One-Step® just as well as adults.

Changes to Other Pipeline Projects During 2016

During 2016, development of the following pipeline projects was either discontinued or transferred:

•	Fluticasone Salmeterol (MDI) EU—Development discontinued.

•	SD-560—Development discontinued.

•	TV-44649 (Budesonide Formoterol HFA MDI)—Product development activities transferred to generic R&D.

•	CEP-41750 (Mesenchymal Precursor Cell, Revascor®)—Rights for both cardiovascular products returned by Teva to Mesoblast in June 2016.

•	TEV-90110, TEV-90111, TEV-90112 and TEV-90113—Development discontinued.

Other Activities

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in the United States, as well as in Israel and Hungary, sales of medical devices, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items. Our other activities are not included in our generics and specialty segments described above.

In the United States, we distribute generic, specialty and OTC pharmaceutical products from more than 300 third party manufacturers, as well as our own products, to independent retail pharmacies, pharmacy retail chains, hospitals and physician offices, through our recently acquired Anda business. Anda’s strategic focus is primarily as a supplier that augments a customer’s primary wholesale supplier, which means that we can experience high volatility in demand for these distribution services, depending on the performance of the primary suppliers. Anda is able to compete in the secondary distribution market by maintaining high inventory levels for a broad offering of products, next day delivery throughout the United States, competitive pricing and high-level customer service.

Research and Development

Our research and development activities span the breadth of our business, including generic medicines (finished goods and API), specialty pharmaceuticals, innovation of existing molecules (new therapeutic entities, or “NTEs”) and OTC medicines.

Generics

A major area of focus is the development of new generic medicines. We develop generic products in all therapeutic areas. Our emphasis is on developing high-value products, such as those with complex technologies and formulations which thus have higher barriers to entry. Generic R&D activities, which are carried out in development centers located around the world, include product formulation, analytical method development, stability testing, management of bioequivalence, bio-analytical studies, other clinical studies and registration of generic drugs in all of the markets where we operate. We also operate several clinics where most of our bioequivalent studies are performed. We have more than 1,500 generic products in our global pipeline.

In addition, our generic R&D supports our OTC business, including PGT, in developing OTC products, as well as in overseeing the work performed by contract developers.

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

Specialty

Our specialty R&D product pipeline is focused on novel small molecule and biologic products, biosimilar products, innovation of existing molecules as well as discovery of new small molecule and biologic candidates. Specialty development activities include preclinical assessment (including toxicology, pharmacokinetics, pharmacodynamics and pharmacology studies), clinical development (including pharmacology and the design, execution and analysis of global safety and efficacy trials), as well as regulatory strategy to deliver registration of our pipeline products.

Our specialty R&D develops novel specialty products in our core therapeutic and disease focus areas. We have CNS projects in areas such as migraine, pain, movement disorders/neurodegeneration, multiple sclerosis and neuropsychiatry. Our respiratory projects are focused on asthma and COPD and include novel compounds and novel delivery systems designed to address unmet patient needs. We also pursue select pipeline projects (e.g., biosimilars) in other therapeutic and disease areas that leverage our global R&D and commercial areas of expertise.

Our commitment to innovate existing molecules in our core therapeutic areas remains a significant channel to build our pipeline. These projects include NTEs as well as deuterated molecules. NTEs are known molecules that are formulated, delivered or used in a novel way to address unmet patient needs (such as adherence, compliance, efficacy and safety). In deuterated molecules, hydrogen atoms are selectively replaced with deuterium atoms to create carbon deuterium bonds that are potentially more resistant to metabolic breakdown than their corresponding carbon hydrogen bond. Deuteration can enable changes in metabolic properties that can potentially lead to improved clinical outcomes.

We continue to evaluate in-licensing, acquisition and partnership opportunities to supplement and expand our specialty pipeline (e.g., the Regeneron, Celltrion and Eagle transactions) to create and maintain a robust global pipeline. In parallel, we continue to evaluate and expand the development scope of our existing R&D pipeline products as well as our existing products for submission in additional markets.

Operations

We operate our business globally and believe that our global infrastructure provides us with the following capabilities and advantages:

•

global research and development facilities that enable us to have a leading global generic pipeline and a broad generic product line globally, as well as a strong pipeline of specialty products in our key therapeutic areas;

•

pharmaceutical manufacturing facilities approved by the FDA, EMA and other regulatory authorities located around the world, which offer a broad range of production technologies and the ability to concentrate production in order to achieve high quality and economies of scale;

•	API manufacturing capabilities that offer a stable, high-quality supply of key APIs, vertically integrated with our pharmaceutical operations; and

•	high-volume, technologically advanced distribution facilities that allow us to deliver new products to our customers quickly and efficiently, providing a cost-effective, safe and reliable supply.

These capabilities provide us with the means to respond on a global scale to a wide range of therapeutic and commercial requirements of patients, customers and healthcare providers.

Pharmaceutical Production

We operate 69 finished dosage and packaging pharmaceutical plants in 35 countries, including 22 finished dosage manufacturing sites and two packaging sites acquired as part of the Actavis Generics acquisition. These plants manufacture solid dosage forms, sterile injectables, liquids, semi-solids, inhalers, transdermal patches and medical devices. In 2016, we produced approximately 88 billion tablets and capsules and 720 million sterile units. The FDA has approved 36 of our finished dosage manufacturing facilities and we have 30 finished dosage manufacturing facilities approved by EMA authorities.

Our two primary manufacturing technologies, solid dosage forms and injectables, are available in North America, Europe, Latin America and Israel. The manufacturing sites located in Israel, Germany, Hungary, Croatia, Bulgaria and the Czech Republic comprise the majority of our production capacity.

We continue to implement our ongoing Operational Excellence program to optimize our manufacturing efficiency, to maintain our goal of supplying high quality, cost-competitive products on a timely basis to our customers globally. In 2016, we closed our manufacturing facilities in Pomona, NY (U.S.), Sens and Nevers (France), as well as two API facilities in Guayama (Puerto Rico) and Humacao (Puerto Rico). We are in the process of closing additional facilities and, in light of the Actavis Generics acquisition, are reviewing other potential sites for restructuring. Additional facilities, specifically Iceland, Malta, Corona (California) and Singapore, are planned for closure throughout 2017 and early 2018. Our network restructuring plan aims at further optimizing and consolidating our manufacturing footprint, yielding higher efficiency and reducing costs and capital expenditures.

We use several external contract manufacturers to achieve operational and cost benefits. We continue to strengthen our third party operations unit to strategically work with our supplier base in order to meet cost, supply security and quality targets on a sustainable base in alignment with our global procurement organization.

During 2016, we continued to invest in our manufacturing capabilities, focusing on strategic growth areas, including building a modified release parenteral facility in Croatia and initiating construction of a biologics facility in Ulm, Germany. We continue to evaluate our capabilities and capacity utilization to ensure efficient alignment with our ability to deliver the highest quality products.

Our policy is to maintain multiple supply sources for our strategic products and APIs to appropriately mitigate risk in our supply chain to the extent possible. However, our ability to do so may be limited by regulatory and other requirements.

Our principal pharmaceutical manufacturing facilities in terms of number of employees in Teva Global Operations (“TGO”), as of December 31, 2016, are listed below:

Location	Total Number of TGO Employees	Principal Market(s) Served
Goa, Mumbai and Amendabad, India	2,959	North America, Europe and other markets
Debrecen, Hungary	1,594	Europe and other non-U.S. markets
Ulm, Germany	1,425	Europe and other non-U.S. markets
Sophia and Dupnitsa, Bulgaria	1,419	North America, Europe and other markets
Opava, Czech Republic	1,394	North America, Europe and other markets
Zagreb, Croatia	1,292	North America, Europe and other markets
Ramat Hovav, Israel (3 sites)	1,228	North America, Europe and other markets
Kfar Saba, Israel	1,225	North America, Europe and other markets
Takayama, Japan	1,154	Japan
Nerviano, Milano and Santhia, Italy (3 sites)	853	North America, Europe and other markets
Jerusalem, Israel	852	North America, Europe and other markets
Xochimilco, Toluca and Guadalajara, Mexico (3 sites)	836	Latin America
Davies, Florida, U.S.	780	North America
Bulebel and Hal Far, Malta	660	North America, Europe and other markets
Krakow, Poland	612	North America, Europe and other markets
Godollo, Hungary	609	Europe and other markets
Puerto Rico (2 sites)	556	North America
Salt Lake City, Utah, U.S. (2 sites)	554	North America, Europe and other markets
Santiago, Chile	481	Latin America
Canada (3 sites)	468	North America, Europe and other markets
Leskovac, Serbia	458	Europe and other non-U.S. markets
Waterford, Ireland	449	North America, Europe and other markets
Haarlem, Netherlands	408	North America, Europe and other markets
Zaragoza, Spain	393	Europe and other non-U.S. markets
Runcorn, U.K.	375	North America, Europe and other markets
Cincinnati, Ohio, U.S.	370	North America
Forest, Virginia, U.S.	368	North America
Jakarta, Indonesia	350	Europe and other non-U.S. markets
Lima, Peru	283	Latin America
Buenos Aires, Argentina	210	Latin America

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

We currently have 20 API production facilities, including one acquired as part of the Actavis Generics acquisition, producing approximately 300 APIs in various therapeutic areas. Our API intellectual property portfolio includes approximately 600 granted patents and pending applications worldwide.

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

Our API facilities are required to comply with applicable current Good Manufacturing Practices (“cGMP”) requirements under U.S., European, Japanese and other applicable quality standards. Our API plants are regularly inspected by the FDA, European agencies or other authorities as applicable.

Environment, Health and Safety

We are committed to business practices that promote socially and environmentally responsible economic growth. During 2016, we continued to make significant progress on our multi-year plan to move closer to our long-term environment, health and safety (“EHS”) vision of “Target Zero”: zero incidents, zero injuries and zero releases. Among other things, in 2016 we:

•

completed the development and continued the implementation of our global EHS management system, which promotes proactive compliance with applicable environment, health and safety requirements, establishes minimum expectations throughout our global operations and helps drive continuous improvement in our EHS performance;

•	provided EHS regulatory surveillance tools for all countries where we have significant operations;

•

proactively evaluated EHS compliance through self-evaluation and an internal audit program, addressing non-conformities through appropriate corrective and preventative action whose progress is tracked; and

•	established targets to reduce the environmental impact of our operations, through energy and water conservation, recycling and reuse of waste products.

Quality

We are committed not only to complying with quality requirements but to developing and leveraging quality as a competitive advantage. In 2016, we successfully completed numerous inspections by regulatory agencies of our finished dosage pharmaceutical plants, continued discussions with authorities about drug shortages and participated in several industry-wide task forces. We continue to focus on maintaining a solid and sustainable quality compliance foundation as well as making quality a priority beyond compliance, as part of our corporate culture and behavior, ensuring that quality is reflected in all environments to enable reliable and high quality products.

Following an FDA inspection earlier this year, we voluntarily discontinued all manufacturing activities at our facility in Godollo, Hungary, in order to assess and remediate quality concerns. In May 2016, the FDA issued a U.S. import alert for all products from this facility, which can only be lifted after the FDA confirms regulatory compliance. On October 14, 2016, we received a warning letter from the FDA, which cites deficiencies in manufacturing operations, laboratory controls and data integrity. We have currently decided to reduce our operations from this facility.

Following the closing of the Rimsa transaction, we identified issues concerning Rimsa’s pre-acquisition quality, manufacturing and other practices. Therefore, in September 2016, we filed a lawsuit alleging fraud and breach of contract against the sellers of Rimsa. Rimsa’s sellers also filed a lawsuit seeking a declaratory judgment against Teva, which was dismissed in February 2017. We have conducted an assessment and are currently executing a remediation plan in order to resume operations at the Rimsa facility.

Organizational Structure

Teva is organized into two commercial business units that work in coordination with each other: the Global Generic Medicines group and the Global Specialty Medicines group. This structure is designed to ensure full integration of our operating units in accordance with our global strategy.

The Global Generic Medicines group is responsible globally for all generic and OTC commercial activities. This includes generic R&D portfolio management and selection, product launch and commercial execution. Bringing all of our regional generic businesses under one organization highlights our strong focus on, and commitment to, our generic business.

The Global Specialty Medicines group continues to drive organic growth with a strong pipeline of patient-centric solutions and by introducing new brands through focused business initiatives. Building on existing expertise and incorporating innovative technology, the group works to continue to enhance patient experience in our leading therapeutic areas.

In addition, our activities are conducted by several global divisions: (i) Teva Global Operations, which includes Teva Global Quality, (ii) Teva Global R&D, and (iii) global support functions including Finance, Legal, Information Technology, the Business Development Strategy and Innovation Group, Human Resources and the Corporate Marketing and Communications Group.

Teva Global Operation’s responsibilities include development, manufacturing and commercialization of APIs, manufacturing of pharmaceuticals, quality assurance, procurement and supply chain. Teva Global Quality is charged with ensuring the reliable supply of quality, cost-effective medicines from our global network of sites in compliance with all relevant standards.

Teva Global R&D is responsible for research and development of specialty products and includes regulatory affairs and pharmacovigilance.

Our worldwide operations are conducted through a network of global subsidiaries. We have direct operations in many countries around the world, including commercial activities, pharmaceutical manufacturing sites, API sites and R&D centers. The following sets forth our principal operating subsidiaries based on revenues, as of December 31, 2016:

Name of Subsidiary*	Country
Teva Pharmaceuticals USA, Inc.	United States
Actavis Pharma, Inc.	United States
Teva API Inc.	United States
Teva Santé SAS	France
ratiopharm GmbH	Germany
Teva GmbH	Germany
TEVA Pharmaceutical Works Private Limited Company	Hungary
Teva Italia S.r.l.	Italy
Teva Pharma S.L.	Spain
Teva API B.V.	The Netherlands
Teva UK Limited	United Kingdom
Teva Canada Limited	Canada
Teva Takeda Pharma Ltd.	Japan
Teva Takeda Yakuhin Ltd.	Japan
Teva Limited Liability Company	Russia

*	All listed subsidiaries are 100% owned by Teva, except for Teva Takeda Pharma Ltd. in which Takeda has a 49% ownership interest, and TEVA Pharmaceutical Works Private Limited Company, which has a very small minority interest.

Properties and Facilities

Listed below are our principal facilities and properties in various regions of the world and their size in square feet as of December 31, 2016:

Facility Location	Square Feet (in thousands)	Main Function
Israel
Ramat Hovav	1,448	API manufacturing and R&D
Kfar Saba	738	Pharmaceutical manufacturing, research laboratories, warehousing, and offices
Jerusalem (3 sites)	546	Pharmaceutical manufacturing, research laboratories and offices
Shoham Logistics Center	538	Distribution center
Netanya (2 sites)	468	API manufacturing, pharmaceutical warehousing, laboratories, distribution center and offices
Petach Tikva	380	Corporate headquarters
Ashdod	153	Manufacturing of hospital supplies
Assia – Petach Tikva	118	R&D laboratories
United States
North Wales area, PA (4 sites)	847	Teva USA headquarters, warehousing and distribution center
Olive Branch, MS	499	Offices
Forest, VA	450	Manufacturing, packaging and offices
West Chester, PA (6 buildings)	392	Laboratories and offices
Gurnee, Ill.	370	Distribution
Irvine, CA (7 buildings)	362	Pharmaceutical manufacturing and R&D laboratories
Elizabeth, NJ	355	Distribution center
Salt Lake City, UT (3 buildings)	347	Offices, manufacturing and R&D laboratories
Salt Lake City, UT (4 buildings)	331	Manufacturing, warehouse, R&D, packaging
Cincinnati, OH	305	Pharmaceutical manufacturing, R&D laboratories and packaging
Weston, FL	240	Warehousing, manufacturing, offices
Fajardo, Puerto Rico	234	Distribution center
Mexico, MO	204	API manufacturing
Overland Park, KS	204	Offices
Corona, CA (3 buildings)	198	Manufacturing, warehouse, R&D
Frazer, PA	188	Offices
Miami, FL (5 buildings)	168	Manufacturing
Miami, FL (3 buildings)	157	Manufacturing, R&D laboratories, warehousing and offices
Groveport, OH	152	Distribution center
Parsippany, NJ	128	Offices
Canada
Toronto, Ontario	448	Offices, pharmaceutical packaging, warehousing, distribution center and laboratories
Stouffville, Ontario	155	Pharmaceutical manufacturing and R&D laboratories
Markham, Ontario	127	Pharmaceutical manufacturing and warehousing

Facility Location	Square Feet (in thousands)	Main Function
Europe
Debrecen, Hungary (3 sites)	2,529	Pharmaceutical manufacturing, API manufacturing, R&D laboratories and warehousing
Godollo, Hungary (4 sites)	2,189	Pharmaceutical manufacturing, hospital supplies manufacturing, R&D laboratories, distribution center, packaging and warehousing
Ulm, Germany (3 sites)	1,510	Pharmaceutical manufacturing, warehousing and offices
Opava, Czech Republic	1,485	Pharmaceutical and API manufacturing, warehousing and distribution center
Krakow, Poland	939	Pharmaceutical manufacturing and warehousing
Dupnista, Bulgaria	685	Pharmaceutical manufacturing
Zagreb, Croatia (5 sites)	643	Pharmaceutical manufacturing, packaging and warehousing, API manufacturing and R&D laboratories
Weiler, Germany	521	Pharmaceutical manufacturing and packaging
Sofia, Bulgaria (4 sites)	485	Offices
Leskovac, Serbia	455	Manufacturing and warehousing
Savski Marof, Croatia	448	API manufacturing
Waterford, Ireland (3 sites)	433	Pharmaceutical manufacturing, warehousing and packaging
Schimitari, Greece	410	Pharmaceutical manufacturing
Haarlem, The Netherlands (3 sites)	327	Pharmaceutical manufacturing and offices
Zaragoza, Spain (3 sites)	325	Pharmaceutical manufacturing, R&D laboratories
Nerviano, Italy (2 sites)	320	Pharmaceutical manufacturing, R&D laboratories and office
Sajababony, Hungary	283	Mixed use
Troyan, Bulgaria	277	Pharmaceutical manufacturing
Runcorn, England (2 sites)	261	Pharmaceutical manufacturing, warehousing, laboratories and offices
Hafnarfjordur, Iceland (2 sites)	256	Pharmaceutical manufacturing and offices
Zejtun, Malta	256	Pharmaceutical manufacturing, warehousing and offices
Glasshoughton, England	255	Warehousing and distribution center
Barnstaple, England*	200	Manufacturing and offices
Santhiâ, Italy	177	API manufacturing, R&D laboratories and warehousing
Amsterdam, The Netherlands	176	Distribution center and offices
Eastbourne, England	163	Warehousing and packaging
Birzebbugia, Malta (2 sites)	159	Pharmaceutical manufacturing and warehousing
Asia
Gajraula (U.P.), India	1,200	API manufacturing
Takayama, Japan	1,035	Pharmaceutical manufacturing
Hangzhou, China	609	API manufacturing
Goa, India (2 sites)	584	Pharmaceutical manufacturing, wearhousing and R&D laboratories

Facility Location	Square Feet (in thousands)	Main Function
Ahmedabad, India	327	OTC manufacturing, packaging, warehousing and laboratories
Sanand, India	327	Pharmaceutical manufacturing
Ambernath, India (2 sites)	312	API manufacturing and R&D laboratories
Malanpur, India	302	API manufacturing
Koka, Japan	289	Pharmaceutical manufacturing
Nagoya, Japan (2 sites)	256	Offices
Bangalore, India (4 sites)	134	R&D laboratories
Latin America
Guadalajara, Mexico	1,038	Manufacturing and distribution
Santiago, Chile (4 sites)	414	Pharmaceutical manufacturing, warehousing and R&D laboratories
Mexico City, Mexico	344	Pharmaceutical manufacturing, warehousing and R&D laboratories
Munro, Argentina	298	Pharmaceutical manufacturing, warehousing, R&D laboratories and packaging
Lima, Peru (3 sites)	273	Pharmaceutical manufacturing, offices, warehousing and R&D laboratories
Ramos Arizpe, Mexico	110	Pharmaceutical manufacturing

*	This facility was sold in January 2017 as part of the divestment of certain assets and operations of Actavis Generics in the U.K. and Ireland, as part of our undertaking to the European Commission in connection with the Actavis Generics acquisition.

We lease certain of our facilities. In Israel, our principal executive offices and corporate headquarters in Petach Tikva are leased until December 2020. In North America, our principal leased properties are the facilities in North Wales and Frazer, Pennsylvania, which have lease terms expiring 2022. We own and lease various other facilities worldwide.

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

Under the Hatch-Waxman Act, any company submitting an ANDA or an NDA under Section 505(b)(2) of the Food, Drug, and Cosmetic Act (i.e., an NDA that, similar to an ANDA, relies, in whole or in part, on FDA’s prior approval of another company’s drug product; also known as a “505(b)(2) application”) must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a “Paragraph IV” certification. In the case of ANDAs, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications until 180 days after the first commercial marketing. For both ANDAs and 505(b)(2) applications, when litigation is brought by the patent holder, in response to this Paragraph IV certification, the FDA generally may not approve the ANDA or 505(b)(2) application until the earlier of 30 months or a court decision finding the patent invalid, not infringed or unenforceable. Submission of an ANDA or a 505(b)(2) application with a Paragraph IV certification can result in protracted and expensive patent litigation.

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

The passage of the Food and Drug Administration Amendments Act in 2007 strengthened the FDA’s regulatory authority on post-marketing safety and granted the agency greater authority to control drug marketing and labeling, to require post-approval studies, to establish active surveillance systems, and to make clinical trial opportunities and results more available to the public. Another provision, as amended, provides for a 150 day period for the FDA to respond to citizen petitions submitted to the FDA that could delay the approval of generic applications. A key provision also allows the FDA to require a risk evaluation and mitigation strategy for drugs associated with greater safety risks.

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

In November 2013, the FDA proposed a rule that would require generic manufacturers to participate in the “Changes Being Effected” process to initiate labeling changes for generic medicines without prior FDA approval. If adopted, the rule would allow different labels to be in use at the same time. Currently, generic and brand drug labeling must be the same except for exceptions explicitly designated by statute. If the rule were to become final as proposed, our potential product liability exposure could increase.

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

Our products also include biopharmaceutical products that are comparable to brand-name biologics, but that are not approved as biosimilar versions of such brand-name products. Of this portfolio, Tev-Tropin® and Granix® are sold in the United States, while others are distributed outside of the United States. While regulations are still being developed by the FDA relating to the Biologics Price Competition and Innovation Act of 2009, which created a statutory pathway for the approval of biosimilar versions of brand-name biological products and a process to resolve patent disputes, the FDA has issued guidance to provide a roadmap for development of biosimilar products.

Healthcare Reform and Certain Government Programs

In 2010, the United States Congress enacted the Patient Protection and Affordable Care Act (the “PPACA”). The PPACA seeks to reduce the federal deficit and the rate of growth in healthcare spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in healthcare delivery systems and the creation of health insurance exchanges. Enrollment in the health insurance exchanges began in October 2013. The PPACA requires the pharmaceutical industry to share in the costs of reform, by, among other things, increasing Medicaid rebates and expanding Medicaid rebates to cover Medicaid managed care programs. Other components of healthcare reform include funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Under the PPACA, pharmaceutical companies are obligated to fund 50% of the patient obligation for branded prescription pharmaceuticals in this gap, or “donut hole.” Additionally, commencing in 2011, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $3 billion in 2012 through 2016, $3.5 billion in 2017, $4.2 billion in 2018, and $2.8 billion each year thereafter. The tax is to be apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs. In 2017, a new administration which had promised to repeal and replace the PPACA, took power. We cannot predict the form any such replacement of the PPACA may take, although it may have the impact of reducing the number of insured as well as coverage for pharmaceutical products. In addition, while no changes are expected in the Medicare coverage gap discount program, there may be changes to the pharmaceutical excise tax and the Medicaid rebate structure, as well as other regulations affecting the pharmaceutical industry.

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

In addition, the PPACA revised certain definitions used for purposes of calculating the rebates, including the definition of “average manufacturer price.” The Comprehensive Addiction and Recovery Act of 2016 contains language, effective on October 1, 2016, intended to exempt certain abuse-deterrent formulations of a drug from the definition of line extension for purposes of the program.

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

During 2016, we continued to register products in the EU, primarily using the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use, on occasion, the mutual recognition and centralized procedures.

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

In connection with the Actavis Generics acquisition, we made a number of commitments to the European Commission to divest certain Actavis Generics assets and operations. Transfer of the marketing authorizations to the respective buyers is an important step in meeting these commitments, but regulatory submissions will also be required to transfer production of the finished product to the buyer in many cases. We are working with the regulators to separate certain marketing authorizations to be transferred to the buyers from other linked authorizations, which we are retaining, a process that is expected to take 3-5 years to complete.

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

Rest of the World Markets

Japan

The registration of existing or new generic drugs in Japan is subject to Pharmaceutical and Medical Device Agency approval and requires carrying out local bioequivalence studies, as well as upholding stringent quality, stability and stable supply requirements. Generic prices are regulated by the Ministry of Health, Labor and Welfare and are set at 40%-50% of the equivalent branded drug prices, depending on the number of competitors. Generic drug prices are company specific, reflecting the actual net selling price by a company and are subject to ongoing price reductions of approximately 8-10% every two years.

The Japanese government provides comprehensive healthcare coverage, and the majority of healthcare expenditure is funded by the government. In order to control growing healthcare costs, the Japanese regulator adopted a coordinated policy to promote the use of generic drugs by utilizing a series of targeted incentive programs. The government’s stated goal is to reach at least 70% generic penetration by mid-2017. In every second year since April 2010, new financial incentive schemes are established, encouraging pharmacies to substitute branded drugs with generics and doctors to prescribe generic drugs. The next reform, currently scheduled for April 2018, is expected to further increase generic penetration.

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

Russia

Implementation of the 2020 pharmaceutical sector strategy continues to be a priority of the Russian government. The strategy emphasizes localization of production and aims to harmonize the Russian pharmaceutical regulations with international principles and standards.

Russian pricing regulations impose price restrictions on pharmaceuticals listed on the Essential Drug List (“EDL”). In accordance with this legislation, EDL manufacturers cannot sell pharmaceuticals listed on the EDL unless their prices have been registered with the healthcare regulator. Since August 2015, pricing regulation has been supervised by the Federal Antimonopoly Service of the Russian Federation, which resulted in stricter scrutiny.

As part of the sector strategy, prescription of pharmaceuticals based on INN has been mandatory since 2013, and cGMP requirements have been mandatory since 2014.

To support local manufacturing, foreign-made products may be deemed ineligible under the Russian procurement system if at least two locally manufactured analogous products are available.

Miscellaneous Regulatory Matters

We are subject to various national, regional and local laws of general applicability, such as laws regulating working conditions. We are also subject to country specific data protection laws and regulations applicable to the processing of personal data throughout the world. In addition, we are subject to various national, regional and local environmental protection laws and regulations, including those governing the emission of material into the environment. We are also subject to various national, regional and local laws regulating how we interact with healthcare professionals and representatives of government that impact our promotional activities.

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

Introduction

Overview

We are a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty medicines. We operate worldwide, with a significant presence in the United States, Europe and many other markets around the world. Our key strengths include our world-leading generics expertise and portfolio, focused specialty portfolio, robust R&D capabilities, global infrastructure and scale and dedicated leadership and employees.

We believe we are strategically positioned to benefit from market, economic and regulatory trends in global healthcare. These trends include aging populations, the increasing prevalence of chronic diseases, economic pressure on governments and private payors to provide affordable healthcare solutions, legislative and regulatory reforms, scientific and technological advances, increased patient awareness and involvement, the impact of the digital revolution on consumer healthcare, increased spending on pharmaceuticals in emerging markets and the growing importance of OTC medicines.

Segments

We operate our business in two segments:

•

Generic medicines, which includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, such as tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe, and we have a significant presence in certain ROW markets. This segment includes our OTC business, conducted primarily through PGT, our consumer healthcare joint venture with P&G, which we now include in the generics segment as a result of an analysis following the acquisition of Actavis Generics. Also included in this segment is our API manufacturing business.

•

Specialty medicines, which includes our core therapeutic areas of CNS medicines such as Copaxone® and Azilect® and respiratory medicines such as ProAir® and QVAR®. Our specialty medicines segment also includes products in other therapeutic areas, such as Bendeka®/Treanda® in oncology and ParaGard® in women’s health.

In addition to these two segments, we have other activities, primarily sales of third-party products for which we act as distributor in the United States, Israel and Hungary.

Strategy

Our strategy aims to capitalize on our strengths—including the largest generic medicines business in the world, a focused specialty medicines business, a global OTC business, our robust R&D and API capabilities and global infrastructure and scale—to better address patient needs. Fundamental to our strategy are our efforts to enhance our financial profile with diversified revenue sources and profit streams, backed by strong product development engines in both generics and specialty.

Underlying our strategy is our focus on cash generation and debt repayment. As we execute our disciplined strategy, we seek to continue generating significant cash flow, which we plan to use to pay down debt and maintain our current credit ratings.

The key elements of our strategy are:

•	Driving continuous growth and improving profitability in our generics business. We are the leading generics company worldwide, delivering high quality generic medicines at competitive prices. Our strong legacy generics business, combined with the Actavis Generics business, has a world-leading product portfolio, comprehensive R&D capabilities, a robust product pipeline and an efficient global operational network. Our generics business includes:

•	a wide-reaching commercial presence, as the market leader in the United States and a top-three leadership position in over 40 other countries;

•	a global portfolio of more than 1,800 molecules, treating millions of patients every day around the world; and

•

a world-leading generic pipeline that includes, as of December 31, 2016, 330 product applications awaiting FDA approval in the U.S., including 71 tentative approvals. This total reflects all pending ANDAs, supplements for product line extensions and tentatively approved applications and includes some instances where more than one application was submitted for the same reference product. Nearly 70% of pending applications include a paragraph IV patent challenge, and we believe we are first to file with respect to 95 of these products, or 119 products including final approvals where launch is pending a settlement agreement or court decision. During 2016, we received 1,655 generic approvals in Europe, including two EMA approvals valid in 30 EU member states, and approximately 2,435 marketing authorization applications pending approval in 37 European countries, including one application pending with the EMA for four strengths in 30 countries. Our global pipeline of generic products positions us for an increasing number of first-to-file opportunities and other key generic launches, as well as further expanding our product portfolio.

This world-leading product pipeline, which includes a large number of smaller opportunities, will lessen our dependence on any single product and be critical to our growth while improving profitability in the face of the continuing price erosion expected in the generics market.

•

Achieving synergies from the Actavis Generics acquisition and driving efficiency and effectiveness throughout our organization. We seek to manage our business to extract the greatest benefit from synergies from the Actavis Generics acquisition. At the same time, we are expanding our cost reduction activities to continue improving the profitability of our business.

•

Delivering on the promise of our specialty pipeline. We seek leadership positions in our core therapeutic areas of CNS (including MS, neurodegenerative diseases, movement disorders, pain care and migraine) and respiratory (including asthma and COPD). We have taken significant steps to leverage the existing platforms in our core therapeutic areas to develop promising pipeline assets, addressing illnesses such as MS, Huntington disease, chronic pain, migraine and severe respiratory conditions.

•

Maintaining Copaxone® and other key specialty products. We enhanced our MS franchise through the introduction of our three-times-a-week Copaxone® 40 mg/mL product in the United States in 2014 and in additional countries since 2015. We also enhanced our oncology portfolio with the launch of Bendeka® in January 2016, which extended our bendamustine franchise. We will continue to support Copaxone® and our other key products by vigorously defending our intellectual property and through patient support programs and product enhancements.

Highlights

Significant highlights of 2016 included:

•

In August 2016, we completed our acquisition of Actavis Generics. The acquisition had a significant impact on our generic medicines segment, expanding our product portfolio and pipeline, R&D capabilities and global operational network.

•	Our revenues were $21.9 billion, compared to $19.7 billion in 2015, up 11%.

•

Revenues of our generic medicines segment were $12.0 billion, up 14%, and profit was $3.3 billion, up 13%. Our higher revenues and profit in 2016 were mainly due to the inclusion of five months of Actavis Generics revenues in 2016 and our new business venture with Takeda, which commenced operations in April 2016, partially offset by losses of exclusivity and increased competition on certain products in the U.S.

•

Revenues of our specialty medicines segment were $8.7 billion, up 4%, and profit was $4.7 billion, up 7%. In local currency terms, revenues increased 5%. Our higher revenues and profit in 2016 were mainly due to higher net pricing of Copaxone®.

•

In January 2017, the U.S District Court for the District of Delaware held that four of our patents covering Copaxone® 40mg/mL that were challenged in paragraph IV litigation were invalid. We intend to appeal this decision; however, it is possible that certain competitors may receive FDA approval and launch competing 40mg/mL generic products before the appeal is decided.

•

Expenses related to impairments, restructuring and others were $699 million, compared to $1.1 billion in 2015, mainly due to a gain related to divestments of products in connection with the Actavis Generics acquisition and lower contingent consideration, partially offset by impairments of Revascor® and Zecuity® in 2016.

•	Legal settlements and loss contingencies were $899 million, compared to $631 million in 2015, mainly due to the FCPA settlement with the DOJ and SEC and the ciprofloxacin settlement.

•

Goodwill impairment was $900 million in 2016 in connection with the Rimsa acquisition as compared to none in 2015. Following the closing, we identified issues concerning Rimsa’s pre-acquisition quality, manufacturing and other practices. We are currently executing a remediation plan in order to resume operations at the Rimsa facility and obtain re-approval of its product filings.

•

Operating income was $2.2 billion, down 36% compared to 2015, mainly due to the goodwill impairment and higher purchase of research and development in process, partially offset by lower impairments, restructuring and others.

•

Financial expenses were $1.3 billion, compared to $1.0 billion in 2015. The increase was mainly due to an impairment of our monetary assets related to Venezuela as well as an increase in interest expenses, partially offset by a decrease in other-than-temporary impairment of securities (primarily our Mylan shares).

•	Net income attributable to Teva was $329 million, compared to $1.6 billion in 2015.

•	Net income attributable to ordinary shareholders was $68 million in 2016, compared to $1.6 billion in 2015.

•

Exchange rate movements during 2016 in comparison with 2015 decreased revenues by $174 million and decreased operating income by $81 million. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased revenues by $526 million and increased operating income by $23 million. In light of the economic conditions in Venezuela, we exclude the 2016 increases in revenues and operating profit in any discussion of currency effects.

•	Cash flow from operating activities was $5.2 billion, compared to $5.5 billion in 2015.

•	Significant transactions, in addition to the Actavis Generics acquisition, included:

•	In December 2016, we entered into a license agreement for research, development, manufacture and commercializing of AttenukineTM by a subsidiary of Takeda.

•	In November 2016, we entered into an agreement to sell our royalties and other rights in Ninlaro® (ixazomib) to a subsidiary of Takeda.

•	In October 2016, we completed the acquisition of Anda Inc., the fourth largest distributor of generic pharmaceuticals in the United States.

•	In October 2016, we entered into an exclusive partnership with Celltrion to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets.

•	In September 2016, we entered into a collaborative agreement with Regeneron to develop and commercialize Regeneron’s pain medication product, fasinumab.

•	In April 2016, we established a business venture with Takeda in Japan, combining our Japanese generics business with Takeda’s portfolio of off-patent products.

•	In March 2016, we completed the acquisition of Rimsa, a pharmaceutical manufacturing and distribution company in Mexico.

For more information regarding these and other transactions, see note 2 of our consolidated financial statements.

Changes in Senior Management

On February 6, 2017, Dr. Yitzhak Peterburg, who served as Chairman of the Board of Directors from January 2015 to February 2017, was appointed Interim President and Chief Executive Officer, succeeding Erez Vigodman, who stepped down as President and Chief Executive Officer and from our Board of Directors. As required by the Israeli Companies Law, Dr. Peterburg stepped down from his role as Chairman in order to serve as Interim Chief Executive Officer and was replaced by Dr. Sol J. Barer, who has been a member of the Board since January 2015.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous year.

	Percentage of Net Revenues			Percentage Change
	Year Ended December 31,			Comparison
	2016	2015	2014	2016-2015	2015-2014
	%	%	%	%	%
Net revenues	100.0	100.0	100.0	11	(3)
Gross profit	54.1	57.8	54.5	4	3
Research and development expenses	9.6	7.8	7.3	38	2
Selling and marketing expenses	17.6	17.7	19.0	11	(10)
General and administrative expenses	5.6	6.3	6.0	*	2
Impairments, restructuring and others	3.2	5.8	3.2	(38)	74
Legal settlements and loss contingencies	4.1	3.2	(0.5)	42	n/a
Goodwill impairment	4.1	—	—	n/a	n/a
Operating income	9.8	17.0	19.5	(36)	(15)
Financial expenses—net	6.1	5.1	1.6	33	219
Income before income taxes	3.7	11.9	17.9	(65)	(35)
Income taxes	2.4	3.2	2.9	(18)	7
Share in losses of associated companies—net	*	0.6	*	n/a	n/a
Net loss attributable to non-controlling interests	*	*	(0.1)	(300)	n/a
Net income attributable to Teva	1.5	8.1	15.1	(79)	(48)

*	Represents an amount less than 0.5%.

Segment Information

Generic Medicines Segment

The following table presents revenues, expenses and profit for our generic medicines segment for the past three years:

	Generic Medicines
	Year Ended December 31,
	2016		2015		2014
	U.S.$ in millions / % of Segment Revenues
Revenues	$11,990	100.0%	$10,540	100.0%	$10,810	100.0%
Gross profit	5,696	47.5%	4,903	46.5%	4,601	42.6%
R&D expenses	659	5.5%	519	4.9%	521	4.8%
S&M expenses	1,727	14.4%	1,459	13.8%	1,734	16.0%

Segment profit*	$3,310	27.6%	$2,925	27.8%	$2,346	21.7%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2015, expenses related to equity compensation are excluded from our segment results. Beginning in 2016, our OTC business is included in our generic medicines segment. The data presented have been conformed to reflect these changes for all relevant periods. See note 20 of our consolidated financial statements and “Operating Income” below for additional information.

Generic Medicines Revenues

Our generic medicines segment includes generic medicines and our OTC business as well as API products sold to third parties. Revenues from our generic medicines segment in 2016 were $12.0 billion, an increase of $1.5 billion, or 14%, compared to 2015.

Revenues of generic medicines in the United States, our largest generic market, were $4.6 billion, a decrease of $239 million, or 5%, compared to 2015. Revenues of generic medicines in Europe were $3.6 billion, an increase of $417 million, or 13%, compared to 2015. In local currency terms, European revenues increased 16%. Revenues from generic medicines in our ROW markets were $3.9 billion, an increase of $1.3 billion or 49%, compared to 2015. In local currency terms, ROW revenues increased 30%, taking into account a negative impact of $27 million due to exchange rate fluctuations. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased revenues by $526 million. In light of the economic conditions in Venezuela, we exclude the 2016 increases in revenues and operating profit in any discussion of currency effects.

Our revenues from OTC products in 2016 were $1.4 billion, an increase of 34% compared to $1.0 billion in 2015. In local currency terms, revenues increased 7%, taking into account a negative impact of $31 million due to exchange rate fluctuations. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased OTC revenues by $309 million. In light of the economic conditions in Venezuela, we exclude the 2016 increases in revenues and operating profit in any discussion of currency effects.

API sales to third parties in 2016 were $776 million, an increase of 4% compared to 2015. In local currency terms, sales increased 3%, mainly due to increases in sales in the United States and Europe.

Comparison of 2015 to 2014. In 2015, revenues from generic medicines were $10.5 billion, a decrease of 2% compared to $10.8 billion in 2014. In local currency terms, revenues increased 6%.

The following table presents generic segment revenues by geographic area for the past three years:

	Year Ended December 31,			Percentage Change
	2016	2015	2014	2016-2015	2015-2014
	U.S. $ in millions
United States	$4,556	$4,795	$4,516	(5%)	6%
Europe	3,563	3,146	3,638	13%	(14%)
Rest of the World	3,871	2,599	2,656	49%	(2%)

Total Generic Medicines	$11,990	$10,540	$10,810	14%	(2%)

United States Generic Medicines Revenues

In 2016, we led the U.S. generic market in total prescriptions and new prescriptions, with approximately 613 million total prescriptions, representing 16.0% of total U.S. generic prescriptions according to IMS data. We seek to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and our cost-effective production, including through our recent acquisition of Actavis Generics, which has substantially expanded our generics operations and pipeline.

Revenues from generic medicines in the United States in 2016 were $4.6 billion, a decrease of 5% compared to $4.8 billion in 2015. The decrease resulted mainly from the loss of exclusivity on esomeprazole (the generic equivalent of Nexium®) and aripiprazole (the generic equivalent of Abilify®), a decline in the sales of budesonide (the generic equivalent of Pulmicort®) due to increased competition, loss of revenues following our divestment of certain products in connection with the Actavis Generics acquisition and the decline in sales of capecitabine (the generic equivalent of Xeloda®). This decrease was partially offset by the inclusion of five months of Actavis Generics revenues of approximately $1.2 billion and revenues from products that were not sold in 2015. Starting with the first quarter of 2017 we will no longer track stand-alone revenues attributable to the Actavis Generics business, as the extent of integration makes it impractical to do so.

The most significant generic products we sold in the United States in 2016 were an authorized generic version of Concerta® (methylphenidate extended release tablets) and generic versions of Pulmicort® (budesonide inhalation), Adderall XR® (mixed amphetamine salts ER) and Abilify® (aripiprazole).

Comparison of 2015 to 2014. Total generic revenues in the United States in 2015 were $4.8 billion, compared to $4.5 billion in 2014. This increase was mainly due to launches of key products.

Products. In 2016, we launched generic versions of the following branded products in the United States (listed by date of launch):

Generic Name	Brand Name	Launch Date	Total Annual U.S. Market at Time of Launch $ millions (IMS)*
Docetaxel injection, USP 20 mg/mL, 20 mg & 20 mg/mL, 80 mg	Taxotere®	February	62
Budesonide inhalation suspension 1 mg/2 mL	Pulmicort Respules®	February	97
Acamprosate calcium delayed-release tablets 333 mg	Campral®	March	14
Octreotide acetate injection 100 mcg/mL,100 mcg, 200 mcg/mL, 1000 mcg, 500 mcg/mL, 500 mcg & 1000 mcg/mL, 5000 mcg**	Sandostatin®	May	44
Fluvastatin sodium extended-release tablets 80 mg	Lescol® XL	June	31
Budesonide capsules (enteric coated) 3 mg	Entocort® EC	June	343
Eptifibatide injection, 2 mg/mL, 20 mg	Integrilin®	July	18
Sumatriptan injection, USP 4 mg/0.5 mL & 6 mg/0.5 mL	Imitrex®	July	194
Octreotide acetate injection, 50 mcg/mL, 50 mcg **	Sandostatin®	July	2
Cyclobenzaprine hydrochloride tablets, USP 7.5 mg	Flexeril®	August	10
Imatinib mesylate tablets, 100 & 400 mg	Gleevec®	August	2,331
Rosuvastatin tablets, 5, 10, 20 & 40 mg	Crestor®	August	6,702
Valganciclovir hydrochloride oral solution, 50 mg/mL	Valcyte®	August	35
Daptomycin injection 500 mg/vial***	Cubicin®	September	1,180
Methoxsalen capsules, USP 10 mg	Oxsoralen-Ultra®	September	12
Azacitidine injection, 100 mg/vial	Vidaza®	September	229
Abacavir and lamivudine tablets, USP 600 mg/300 mg	Epzicom®	September	459
Levalbuterol tartrate HFA inhalation aerosol 45 mcg/actuation	Xopenex HFA®	October	74
Nitrofurantoin oral suspension, USP 25 mg/5 mL	Furadantin®	October	29
Bleomycin for injection, USP 15 units/vial & 30 units/vial**	Blenoxane®	October	5
Hydromorphone HCl extended-release tablets CII 32 mg	Exalgo®	October	49
RAJANI™ (drospirenone, ethinyl estradiol and levomefolate calcium tablets and levomefolate calcium tablets) 3 mg/0.02 mg/0.451 mg; 0.451 mg	Beyaz®	October	136
Gemcitabine for injection, USP 2 gm/vial	—	October	1
Amlodipine and olmesartan medoxomil tablets 5 mg/20 mg, 5 mg/40 mg, 10 mg/20 mg & 10 mg/40 mg	Azor®	October	353
Risedronate sodium tablets, USP 150 mg	Actonel®	November	59
Olmesartan medoxomil, amlodipine, and hydrochlorothiazide tablets 20 mg/5 mg/12.5 mg, 40 mg/5 mg/12.5 mg, 40 mg/5 mg/25 mg, 40 mg/10 mg/12.5 mg & 40 mg/10 mg/25 mg	Tribenzor®	November	239
Desoximetasone ointment USP, 0.25%	Topicort®	November	14
Armodafinil tablets 50 mg, 150 mg, 200 mg & 250 mg	Nuvigil®	November	516
Clotrimazole cream, USP 1%	Lotrimin® AF	December	20
Tobramycin injection, USP 40 mg/mL, 80 mg & 40 mg/mL, 1.2 gm **.	—	December	6
Fluocinolone acetonide topical solution, USP 0.01%	Synalar®	December	14
Amantadine HCl tablets 100 mg	—	December	23

*	For the twelve months ended in the calendar quarter closest to our launch or re-launch.
**	Products were re-launched.
***	Authorized generic.

We expect that our generic medicines revenues in the U.S. will continue to benefit from our world-leading generic pipeline that includes, as of December 31, 2016, 330 product applications awaiting FDA approval, including 71 tentative approvals. This total reflects all pending ANDAs, supplements for product line extensions and tentatively approved applications and includes some instances where more than one application was submitted for the same reference product. Excluding overlaps, these pending applications had U.S. sales for the year ended December 31, 2016 exceeding $110 billion according to IMS. Nearly 70% of pending applications include a paragraph IV patent challenge, and we believe we are first to file with respect to 95 of these products, or 119 products including final approvals where launch is pending a settlement agreement or court decision. Collectively, these first to file opportunities represent nearly $50 billion in U.S. brand sales for the year ended December 31, 2016 according to IMS. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

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

In 2016 we received, in addition to 25 final generic drug approvals, 22 tentative approvals that remain tentative at December 31, 2016. A “tentative approval” indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited. The outstanding tentative approvals received are for generic equivalents of the following products:

Generic Name	Brand Name	Total U.S. Annual Branded Market $ thousands (IMS)*
Amlodipine Besylate & Olmesartan Medoxomil & Hydrochlorothiazide Tablets	Tribenzor®	$228,187
Arformoterol Tartrate Inhalation Solution, Eq. 0.015mg base/2mL	Brovana®	$477,852
Bivalirudin for Injection, 250mg/vial	Angiomax®	$218,368
Bortezomib Injection for IV use, 2.5 mg/mL (2.5 mg/1 mg; 3.5 mg/1.4 mL)	505(b)(2) of Velcade®	$636,514
Dalfampridine ER Tablets 10mg	Ampyra®	$348,304
Diclofenac Sodium Topical Solution, 2%	Pennsaid® 2%	$819,561
Estradiol Valerate Tablets and Estradiol Valerate and Dienogest Tablets	Natazia®	$31,933
Ezetimibe and Atorvastatin Calcium Tablets, 10 mg/10 mg, 10 mg/20 mg, 10 mg/40 mg and 10 mg/80 mg	LiptruzetTM	$—
Ezetimibe/Simvastatin Tablets	Vytorin®	$689,559
Hydrocodone Bitartrate Extended-Release Capsules, 10 mg, 15 mg, 20 mg, 30 mg, 40 mg and 50 mg	Zohydro® ER	$38,323
Levoleucovorin Calcium for Injection, eq. 50 mg base/vial	Fusilev®	$51,006
Lurasidone Hydrochloride Tablets, 20 mg, 40 mg, 60 mg, 80 mg and 120 mg	Latuda®	$2,323,967
Methylphenidate Extended-Release Tablets USP, 18 mg, 27 mg and 36 mg	Concerta®	$133,222
Methylphenidate Extended-Release Tablets USP, 54 mg	Concerta®	$489,601
Olmesartan Medoxomil and Hydrochlorothiazide Tablets, 20 mg/12.5 mg, 40 mg/12.5 mg, and 40 mg/25 mg	Benicar HCT®	$780,170
Olmesartan Medoxomil Tablets, 5 mg, 20 mg, and 40 mg	Benicar®	$1,035,596
Oxcodone Hydrochloride and Acetaminophen Extended-Release Tablets, 7.5 mg/325 mg	Xartemis® XR	$1,689
Pemetrexed Disodium Injection PDR Inf Vial 500 mg	Alimta®	$914,458
Pralatrexate Injection	Folotyn®	$30,424
Ranolazine Extended-Release Tablets, 500 mg and 1000 mg	Ranexa®	$862,293
Varenicline Tablets, 0.5 mg and 1 mg	Chantix®	$743,281
Vilazodone HCl Tablets 10, 20 & 40mg	Viibryd®	$355,500

*	For the twelve months ended in the calendar quarter closest to the receipt of tentative approval.

Europe Generic Medicines Revenues

We define our European region as the European Union and certain other European countries.

Revenues from generic medicines in Europe in 2016 were $3.6 billion, an increase of 13% compared to 2015. In local currency terms, revenues increased 16%, mainly as a result of the inclusion of five months of Actavis Generics revenues of approximately $584 million. Starting with the first quarter of 2017, we will no longer track stand-alone revenues attributable to the Actavis Generics business, as the extent of integration makes it impractical to do so.

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

During the year ended December 31, 2016, we received 1,655 generic approvals in Europe relating to 154 compounds in 328 formulations, including two EMA approvals valid in 30 EU member states, and approximately 2,435 marketing authorization applications pending approval in 37 European countries, relating to 246 compounds in 532 formulations, including one application pending with the EMA for four strengths in 30 countries.

Listed below are generic revenues highlights for 2016 in our most significant European operations in terms of size:

•

Germany: Generic revenues in 2016 were flat compared to 2015 both in U.S. dollar and local currency terms, mainly due to reduced prices in existing products driven by governmental measures, offset by the inclusion of five months of Actavis Generics revenues and volume growth in our OTC business. We maintained our position as one of Germany’s leading suppliers of medicines and our position as the second largest generic pharmaceutical company in Germany.

•

United Kingdom: Generic revenues in 2016 increased 32%, or 51% in local currency terms. The increase in local currency terms was mainly due to the inclusion of five months of Actavis Generics revenues, partially offset by lower prices as a result of increased competition. In January 2017, we completed the divestiture of certain assets and operations of Actavis Generics in the U.K. and Ireland, as part of our undertaking to the European Commission in connection with the Actavis Generics acquisition, which will have an impact on our U.K. revenues in the future. We maintained our position as one of the largest generic pharmaceutical companies in the U.K.

•

Italy: Generic revenues in 2016 increased 16%, or 17% in local currency terms. The increase in local currency terms was primarily due to higher volumes of existing products mainly related to market growth and higher market share, new product launches and the inclusion of five months of Actavis Generics revenues. We continue to be a generic market leader in Italy.

•

Switzerland: Generic revenues in 2016 increased 3%, or 5% in local currency terms. The increase was mainly due to new product launches and the inclusion of five months of Actavis Generics revenues. We are the largest supplier in the Swiss generics market.

•

Poland: Generic revenues in 2016 increased 9%, or 14% in local currency terms. The increase in local currency terms was mainly due to new product launches and the inclusion of five months of Actavis Generics revenues. We are the second largest supplier in the Polish generics market.

•

France: Generic revenues in 2016 increased 9% in both U.S. dollar and local currency terms, mainly due to the inclusion of five months of Actavis Generics revenues, partially offset by lower volumes related to increased competition, the impact of regulatory changes in pharmacy discounting rules and our focus on profitable business.

•	Spain: Generic revenues in 2016 increased 8%, or 9% in local currency terms. The increase in local currency terms was mainly due to the inclusion of five months of Actavis Generics revenues.

Comparison of 2015 to 2014. Total generic revenues in Europe in 2015 were $3.1 billion, compared to $3.6 billion in 2014. In local currency terms, revenues were flat compared to 2014.

ROW Generic Medicines Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our key ROW markets are Venezuela, Japan, Canada and Russia. The countries in this category range from highly regulated, pure generic markets such as Canada and Israel, to hybrid markets such as Japan and Brazil, to branded generics oriented markets such as Russia and certain Commonwealth of Independent States (CIS), Latin American markets and Asia Pacific markets.

In our ROW markets, generics revenues were $3.9 billion, an increase of 49% compared to 2015. In local currency terms, revenues increased 30%, taking into account a negative impact of $27 million due to exchange rate fluctuations. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased revenues by $526 million. In light of the economic conditions in Venezuela, we exclude the 2016 increases in revenues and operating profit in any discussion of currency effects. This increase was mainly due to higher revenues from our business venture in Japan, higher revenues in Canada and Russia, as well as the inclusion of five months of Actavis Generics revenues of approximately $243 million. Starting with the first quarter of 2017, we will no longer track stand-alone revenues attributable to the Actavis Generics business, as the extent of integration makes it impractical to do so.

Listed below are generic revenues highlights for 2016 in our main ROW markets:

•

Venezuela: Generic revenues in 2016 increased 83%, compared to 2015. Revenues of generic medicines in Venezuela in 2016 were $1.2 billion, compared to $632 million in 2015. Our generic revenues in Venezuela include OTC revenues, which were $623 million in 2016, compared to $315 million in 2015. Our OTC business in Venezuela is part of the PGT joint venture; as such, profits from the sales of OTC medicines in the country are shared 49%-51% between Teva and P&G, respectively. This increase in Venezuela is primarily due to inflation. Venezuela is a hyperinflationary economy, and the financial outlook there remains challenging and uncertain. In November 2016, the unofficial exchange rate increased at an accelerated rate, indicating further economic distress. This development, together with a decrease in the scope of transactions involving the importation, manufacture and distribution of pharmaceutical products that were settled using the DIPRO rate of 10 bolivars per dollar, led us to replace the official DIPRO rate we had used to report our Venezuelan financial position, results of operations and cash flows with a blended exchange rate of 273 bolivar per dollar. For further information, see below under “—Impact of Currency Fluctuations on Results of Operations.”

•

Japan: Generic revenues in 2016 increased 93%, or 72% in local currency terms, compared to 2015. The increase in local currency terms was mainly due to our new business venture with Takeda, which commenced operations in April 2016. The business venture combined our Japanese generics business with Takeda’s portfolio of off-patent products to meet the wide-ranging needs of patients and the growing importance of generics in Japan through the provision of off-patent medicines. We are one of the top three generics companies in Japan.

•

Canada: Generic revenues in 2016 increased 39%, or 43% in local currency terms, compared to 2015. The increase was mainly due to a distribution arrangement that commenced in the second quarter of 2016, a legal settlement related to pricing of a product sold in previous years and the inclusion of five months of Actavis Generics revenues. We are the leading generic pharmaceutical company in Canada.

•

Russia: Generic revenues in 2016 increased 2%, or 8% in local currency terms, compared to 2015. The increase was mainly due to the inclusion of five months of Actavis Generics revenues, partially offset by increased regulation on selected products. We maintained our leading position in the Russian generic pharmaceutical market.

Comparison of 2015 to 2014. In 2015, generic medicines revenues in our ROW markets were $2.6 billion, a decrease of 2% compared to 2014. In local currency terms, revenues increased 14%.

Generic Medicines Gross Profit

In 2016, gross profit from our generic medicines segment was $5.7 billion, an increase of $793 million, or 16%, compared to $4.9 billion in 2015. The higher gross profit was mainly a result of higher gross profit in our ROW markets and in Europe as well as higher gross profit from API sales to third parties, partially offset by lower gross profit in the United States as well as higher other production expenses.

Gross profit margin for our generic medicines segment in 2016 increased to 47.5%, from 46.5% in 2015. This increase in gross margin was mainly the result of higher gross profit in our ROW markets (2.3 points) and higher gross profit in Europe (0.9 points) as well as higher gross profit from API sales to third parties (1.1 points), partially offset by higher other production expenses (2.4 points) as well as lower gross profit in the United States (0.8 points).

Comparison of 2015 to 2014. Generic medicines segment gross profit was $4.9 billion in 2015, compared to $4.6 billion in 2014. Gross profit margin was 46.5% in 2015, compared to 42.6% in 2014.

Generic Medicines R&D Expenses

R&D expenses relating to our generic medicines segment in 2016 were $659 million, an increase of 27% compared to $519 million in 2015. The increase was mainly due to the inclusion of five months of expenses of Actavis Generics. As a percentage of segment revenues, generic R&D expenses were 5.5% in 2016, compared to 4.9% in 2015.

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

Comparison of 2015 to 2014. Generic medicines R&D expenses in 2015 were $519 million, flat compared to 2014. As a percentage of segment revenues, generic R&D expenses were 4.9% in 2015, compared to 4.8% in 2014.

Generic Medicines S&M Expenses

Selling and marketing expenses related to our generic medicines segment in 2016 were $1.7 billion, an increase of 18% compared to $1.5 billion in 2015, mainly due to higher S&M expenses in certain ROW and Europe markets, partially offset by lower S&M expenses in the United States.

As a percentage of segment revenues, selling and marketing expenses increased to 14.4% in 2016 from 13.8% in 2015.

Comparison of 2015 to 2014. Generic medicines S&M expenses in 2015 were $1.5 billion, compared to $1.7 billion in 2014.

Generic Medicines Profit

The profit of our generic medicines segment consists of the gross profit for the segment less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. Beginning in 2016, our OTC business is included in our generic medicines segment. See note 20 of our consolidated financial statements and “Operating Income” below for additional information.

Profit of our generic medicines segment was $3.3 billion in 2016, compared to $2.9 billion in 2015. The increase was due to factors previously discussed, primarily higher gross profit, partially offset by higher S&M expenses and higher R&D expenses.

Generic medicines profit as a percentage of generic medicines revenues was 27.6% in 2016, compared to 27.8% in 2015, mainly due to higher gross margin (increase of 1.0 points), offset by higher S&M expenses (increase of 0.8 points) as well as higher R&D expenses (increase of 0.6 points).

Comparison of 2015 to 2014. Generic medicines profit was $2.9 billion in 2015, up from $2.3 billion in 2014. In 2015, segment profit as a percentage of revenues was 27.8%, up from 21.7% in 2014.

Specialty Medicines Segment

The following table presents revenues, expenses and profit for our specialty medicines segment for the past three years:

	Specialty Medicines
	Year Ended December 31,
	2016		2015		2014
	U.S.$ in millions / % of Segment Revenues
Revenues	$8,674	100.0%	$8,338	100.0%	$8,560	100.0%
Gross profit	7,558	87.1%	7,200	86.3%	7,457	87.1%
R&D expenses	998	11.5%	918	11.0%	872	10.2%
S&M expenses	1,899	21.9%	1,921	23.0%	1,990	23.2%

Segment profit*	$4,661	53.7%	$4,361	52.3%	$4,595	53.7%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods. See note 20 of our consolidated financial statements and “Operating Income” below for additional information.

Specialty Medicines Revenues

Specialty medicines revenues in 2016 were $8.7 billion, an increase of 4%, or 5% in local currency terms, compared to 2015. In the United States, our specialty medicines revenues were $6.7 billion, an increase of 4% over 2015. Specialty medicines revenues in Europe were $1.6 billion, an increase of 5%, or 7% in local currency terms, compared to 2015. Specialty medicines revenues in our ROW markets were $352 million, a decrease of 7%, or 1% in local currency terms, compared to 2015.

Comparison of 2015 to 2014. In 2015, specialty medicines revenues were $8.3 billion compared to $8.6 billion in 2014. United States revenues were $6.4 billion, an increase of 5% over 2014. Specialty medicines revenues in Europe were $1.5 billion, a decrease of 20%, or 5% in local currency terms, compared to 2014. Specialty medicines revenues in our ROW markets in 2015 were $378 million, a decrease of 32%, or 16% in local currency terms, compared to 2014.

Specialty Medicines Revenues Breakdown

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the past three years:

	Year Ended December 31,			Percentage Change
	2016	2015	2014	2016-2015	2015-2014
	U.S. $ in millions
CNS	$5,283	$5,213	$5,575	1%	(6%)
Copaxone®	4,223	4,023	4,237	5%	(5%)
Azilect®	410	384	428	7%	(10%)
Nuvigil®	200	373	388	(46%)	(4%)
Respiratory	1,274	1,129	957	13%	18%
ProAir®	565	549	478	3%	15%
Qvar®	462	392	286	18%	37%
Oncology	1,139	1,201	1,180	(5%)	2%
Treanda® and Bendeka®	661	741	767	(11%)	(3%)
Women’s Health	458	461	504	(1%)	(9%)
Other Specialty*	520	334	344	56%	(3%)

Total Specialty Medicines	$8,674	$8,338	$8,560	4%	(3%)

*	Includes a $150 million royalty payment from the Ninlaro® transaction in 2016.

Central Nervous System (“CNS”)

Our CNS portfolio includes Copaxone® and Azilect®, as well as several other medicines. In 2016, our CNS sales were $5.3 billion, an increase of 1%, or 2% in local currency terms, compared to 2015, primarily due to higher Copaxone® revenues, partially offset by lower Nuvigil® revenues.

Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the United States and worldwide in 2016. In January 2017, the U.S District Court for the District of Delaware held that the asserted claims of four of our patents covering Copaxone® 40 mg/mL that were challenged in paragraph IV litigation were invalid. We have appealed this decision; however, it is possible that certain competitors may receive FDA approval and launch competing 40 mg/mL generic products before the appeal is decided. See “Item 4—Specialty Medicines—Central Nervous System—Medicines—Copaxone®.” If one or more competing generic products on our 40 mg/mL product are launched (in addition to the existing competing generic 20mg/mL product), whether before or after our appeal is decided, our Copaxone® revenues and profits will be significantly and adversely impacted.

Global sales of Copaxone® were $4.2 billion, an increase of 5% compared to 2015.

Copaxone® revenues in the United States in 2016 increased 7% to $3.5 billion, mainly due to higher net pricing, resulting from a change in patient mix which increased our selling price and a corresponding change in certain prior period rebate accrual estimates, as well as a price increase of 7.9% in January 2016, partially offset by lower volumes of Copaxone® 20mg/mL. Over 84% of total U.S. Copaxone® prescriptions are now filled with the 40 mg/mL version, driven by patient and physician choice of the 40 mg/mL version, supported by payer access and patient support activities. Our U.S. market shares in terms of new and total prescriptions were 27.9% and 29.3%, respectively, according to December 2016 IMS data.

Revenues in the United States were 82% of global Copaxone® revenues in 2016, compared to 81% in 2015.

Our Copaxone® revenues outside the United States were $744 million in 2016, a decrease of 5%, or 2% in local currency terms, compared to 2015. The decrease in local currency terms was mainly due to the loss of tender orders in Russia. Over 67% of the total European Copaxone® prescriptions are now filled with the 40 mg/mL version. To date, we have launched Copaxone® 40mg/mL in Canada and in most of our European markets, with additional launches expected during 2017.

Copaxone® accounted for approximately 19% of our revenues in 2016, and a significantly higher percentage contribution to our profits and cash flow from operations during this period.

Copaxone® faces intense competition from an increasing number of oral treatments and generic versions of Copaxone® 20mg/mL as well as other existing treatments, in addition to potential generic versions of Copaxone® 40mg/mL. For further discussion on Copaxone®, see “Item 4—Specialty Medicines—Central Nervous System —Medicines– Copaxone®.”

Comparison of 2015 to 2014. In 2015, global sales of Copaxone® were approximately $4.0 billion, a decrease of 5% compared to 2014. U.S. revenues in 2015 accounted for 81% of global sales of Copaxone®, an increase from 73% in 2014.

Azilect® global in-market sales, which represent sales by Teva and Lundbeck to third parties, were $418 million in 2016 compared to $514 million in 2015, a decrease of 19%. The decrease was mainly due to generic competition in certain European markets. Our sales of Azilect® were $410 million in 2016, an increase of 7% compared to 2015. The increase in sales was mainly due to a price increase in the U.S. and higher revenues in Europe and in certain ROW markets, where we no longer share revenues with Lundbeck. Generic competition for Azilect® in the United States commenced in January 2017 and has significantly impacted Azilect® sales.

Comparison of 2015 to 2014. In 2015, global in-market sales of Azilect® were $514 million, a decrease of 6% compared to 2014. Our sales of Azilect® in 2015 were $384 million, a decrease of 10% compared to 2014.

Nuvigil® global sales in 2016 were $200 million, compared to $373 million in 2015, due to generic competition beginning in June 2016, when Mylan started to sell its generic version of Nuvigil® in the United States pursuant to an agreement with us. We have entered into other agreements to permit the other generic filers to enter the market under license 180 days after Mylan’s entry. Commencing in December 2016, six additional competitors entered the market, including Teva’s authorized generic product, further reducing our sales.

Comparison of 2015 to 2014. In 2015, sales of Nuvigil® were $373 million, a decrease of 4% compared to 2014.

Respiratory

Our respiratory portfolio includes ProAir®, QVAR®, DuoResp Spiromax®, Qnasl®, Braltus® and Cinqair®/Cinqaero®. Revenues from our specialty respiratory products increased 13% in 2016 to $1.3 billion, due to higher sales in the United States and Europe.

ProAir® revenues in 2016 were $565 million, an increase of 3% compared to 2015, mainly due to net pricing effects, partially offset by lower volumes related to changes in insurers’ preferred medicines lists. ProAir® maintained its leadership in the short acting beta agonist market, with an exit market share of 46.9% in terms of total number of prescriptions during the fourth quarter of 2016, a decrease of 10.2 points compared to the fourth quarter of 2015.

QVAR® revenues in 2016 were $462 million, an increase of 18% compared to 2015, due to net pricing effects as well as volume increases. QVAR® maintained its second-place position in the inhaled corticosteroids category in the United States, with an exit market share of 38.5% in terms of total number of prescriptions during the fourth quarter of 2016, an increase of 0.4 points compared to the fourth quarter of 2015.

Comparison of 2015 to 2014. In 2015, revenues of our respiratory products were approximately $1.1 billion, an increase of 18% compared to 2014.

Oncology

Our oncology portfolio includes Treanda® / Bendeka®, Granix® and Trisenox® in the United States and Lonquex®, Tevagrastim®/Ratiograstim® and Trisenox® outside the United States. Sales of these products were $1.1 billion in 2016, a decrease of 5% compared to 2015, mainly due lower sales of Treanda® / Bendeka® in the United States.

Treanda® and Bendeka® combined revenues were $661 million in 2016, compared to $741 million in 2015 (Treanda® only), mainly due to lower volumes caused by increased competition from other therapies.

Comparison of 2015 to 2014. In 2015, sales of our oncology products were $1.2 billion, an increase of 2% compared to 2014.

Women’s Health

Our women’s health portfolio includes ParaGard® and Plan B One-Step® OTC/Rx (levonorgestrel), along with other products that are marketed in various countries.

Revenues from our global women’s health products were $458 million in 2016, a decrease of 1% from $461 million in 2015, mainly due to lower sales of several products in our ROW markets, partially offset by higher U.S. sales of Paragard®.

Comparison of 2015 to 2014. In 2015, sales of our women’s health products were $461 million, a decrease of 9% from $504 million in 2014.

Specialty Medicines Gross Profit

In 2016, gross profit from our specialty medicines segment was $7.6 billion, an increase of 5% compared to $7.2 billion in 2015. The higher gross profit was mainly a result of higher revenues.

Gross profit margin for our specialty medicines segment in 2016 was 87.1%, compared to 86.4% in 2015. The increase in gross profit margin was mainly a result of higher sales of Copaxone®, as well as a $150 million royalty payment from the Ninlaro® transaction, partially offset by lower sales of Treanda® / Bendeka®.

Comparison of 2015 to 2014. Specialty medicines segment gross profit was $7.2 billion in 2015, compared to $7.5 billion in 2014. Specialty medicines segment gross profit margin was 86.4% in 2015, compared to 87.1% in 2014.

Specialty Medicines R&D Expenses

Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with additional activities in selected areas. R&D expenses relating to our specialty medicines in 2016 were $998 million, up 9%, compared to $918 million in 2015. The increase was mainly due to development costs related to TEV-48125 (fremanezumab), SD-809 and fasinumab, partially offset by lower investments in our respiratory and non-core therapeutic areas. As a percentage of segment revenues, R&D spending was 11.5% in 2016, compared to 11.0% in 2015.

Specialty R&D expenditures include certain upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials and product registration costs and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase 3; (c) late-stage projects in phase 3 programs, including where an NDA is currently pending approval; (d) life cycle management and post-approval studies for marketed products; and (e) incur indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel. Furthermore, our R&D activities relating to innovation using existing molecules are managed and reported as part of our specialty R&D.

The following table presents the composition of our specialty R&D expenditures and the number of projects by stage of development:

	2016 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2016	2015 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2015	2014 Expenditure U.S.$ in millions	No. of Projects as of Dec. 31, 2014
Early stage*: discovery and pre-clinical	$76	n/a	$65	n/a	$71	n/a
Middle stage: clinical up to phase 3	144	22	203	22	130	21
Late stage: phase 3, registration and post-approval regulatory requirements	431	40	346	37	420	27
Unallocated R&D**	347		321		302

Total gross R&D expenses***	998		935		923
Total net R&D expenses	$998		$918		$872

*	Including early stage innovation using existing molecules.
**	Unallocated R&D expenses are indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel.
***	Gross R&D expenses include the full cost of programs that are partially funded by third parties.

Comparison of 2015 to 2014. Specialty medicines R&D expenses in 2015 were $918 million, compared to $872 million in 2014.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines in 2016 were $1.9 billion, a decrease of 1%, compared to 2015.

As a percentage of segment revenues, S&M expenses decreased to 21.9% in 2016 from 23.0% in 2015.

Comparison of 2015 to 2014. Specialty medicines S&M expenses in 2015 were $1.9 billion, compared to $2.0 billion in 2014.

Specialty Medicines Profit

The profit of our specialty medicines segment consists of the gross profit for the segment, less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. See note 20 of our consolidated financial statements and “Operating Income” below for additional information.

Profit of our specialty medicines segment was $4.7 billion in 2016, compared to $4.4 billion in 2015, an increase of 7%. This is a result of the factors discussed above, specifically higher gross profit as well as lower S&M expenses, partially offset by higher R&D expenses.

Specialty medicines profit as a percentage of segment revenues was 53.7% in 2016, up from 52.3% in 2015, an increase of 1.4 points. The increase was mainly attributed to lower S&M expenses as a percentage of specialty medicines revenues (1.1 points) and higher gross profit as a percentage of specialty medicines revenues (0.8 points), partially offset by higher R&D expenses as a percentage of specialty medicines revenues (0.5 points), as discussed above.

Comparison of 2015 to 2014. Specialty medicines profit was $4.4 billion in 2015, compared to $4.6 billion in 2014, a decrease of 5%. Specialty medicines profit as a percentage of segment revenues was 52.3%, compared to 53.7% in 2014.

Our MS franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profit of our MS franchise consists of Copaxone® revenues, cost of goods sold, S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. Our MS franchise profit was $3.4 billion, $3.1 billion and $3.2 billion in 2016, 2015 and 2014, respectively. Profit of our MS franchise as a percentage of Copaxone® revenues was 81%, 76.7% and 75.1% in 2016, 2015 and 2014, respectively.

Other Activities

In addition to our generic and specialty medicines segments, we have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in the United States via Anda, as well as in Israel and Hungary, sales of medical devices, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items.

Our revenues from other activities in 2016 were $1.2 billion, an increase of 60% compared to revenues of $774 million in 2015. The increase was mainly related to the inclusion of Anda’s revenues commencing the fourth quarter of 2016 and higher revenues from distribution in Israel.

Comparison of 2015 to 2014. In 2015, revenues from other activities were $774 million, compared to $902 million in 2014.

Teva Consolidated Results

Revenues

Revenues in 2016 were $21.9 billion, an increase of 11% compared to 2015, mainly due to higher revenues of our generic medicines and of our specialty medicines. See “Generic Medicines Revenues,” “Specialty Medicines Revenues” and “Other Activities” above. Exchange rate movements during 2016 in comparison with 2015 decreased revenues by $174 million. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased revenues by $526 million. In light of the economic conditions in Venezuela, we exclude the 2016 increases in revenues and operating profit in any discussion of currency effects.

Comparison of 2015 to 2014. Revenues in 2015 were $19.7 billion, a decrease of 3% compared to 2014.

Gross Profit

In 2016, gross profit was $11.9 billion, an increase of 4% compared to 2015.

The higher gross profit was mainly a result of factors previously discussed under “Generic Medicines Gross Profit” and “Specialty Medicines Gross Profit” above, partially offset by inventory step-up expenses, inventory related expenses in connection with the devaluation in Venezuela, higher costs related to regulatory actions taken in facilities and higher amortization of intangible assets.

Gross profit as a percentage of revenues was 54.1% in 2016, compared to 57.8% in 2015.

The decrease in gross profit as a percentage of revenues primarily reflects inventory step-up expenses (a decrease of 1.7 points), lower profitability of our other activities (a decrease of 1.3 points), inventory related expenses in connection with the devaluation in Venezuela (a decrease of 0.6 points), higher costs related to regulatory actions taken in facilities (a decrease of 0.5 points) and higher amortization of purchased intangible assets (a decrease of 0.3 points), partially offset by higher profitability of our specialty medicines segment (an increase of 0.8 points).

Comparison of 2015 to 2014. Gross profit in 2015 was $11.4 billion, an increase of 3% compared to 2014. Gross profit as a percentage of revenues was 57.8% in 2015, compared to 54.5% in 2014.

Research and Development (R&D) Expenses

Net R&D expenses for 2016, including the purchase of in-process R&D, were $2.1 billion, an increase of 38% compared to 2015. Specialty R&D expenses were $998 million and generic R&D expenses were $659 million in 2016, compared to $918 million and $519 million, respectively, in 2015. As a percentage of revenues, R&D expenses were 9.6% in 2016, compared to 7.8% in 2015.

In 2016, our R&D expenses were primarily the result of the factors previously discussed under “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above, as well as upfront payments of $250 million and $160 million related to the Regeneron and Celltrion transactions, respectively.

Comparison of 2015 to 2014. In 2015, R&D expenses were $1.5 billion, an increase of 2% compared to 2014.

Selling and Marketing (S&M) Expenses

S&M expenses in 2016 were $3.9 billion, an increase of 11% compared to 2015. As a percentage of revenues, S&M expenses were 17.6% in 2016, compared to 17.7% in 2015.

In 2016, we increased our generic S&M spending, as discussed under “Generic Medicines S&M Expenses” above, which was partially offset by a decrease in our specialty S&M expenses, as discussed under “Specialty Medicines S&M Expenses” above.

Comparison of 2015 to 2014. S&M expenses in 2015 were $3.5 billion, a decrease of 10% compared to 2014. As a percentage of revenues, S&M expenses decreased from 19.0% in 2014 to 17.7% in 2015.

General and Administrative (G&A) Expenses

G&A expenses in 2016 were $1.2 billion, a decrease of $3 million compared to 2015. As a percentage of revenues, G&A expenses were 5.6%, compared to 6.3% in 2015. The decrease was mainly due to certain one-time items, largely offset by increased expenses related to the integration of Actavis Generics.

Comparison of 2015 to 2014. G&A expenses in 2015 were $1.2 billion, an increase of $22 million compared to 2014. As a percentage of revenues, G&A expenses were 6.3% in 2015 compared to 6.0% in 2014.

Impairments, Restructuring and Others

In 2016 we recorded expenses of $699 million for impairments, restructuring and others, compared to $1.1 billion of expenses in 2015. The expenses in 2016 consisted of:

Impairments

Impairment of long-lived assets in 2016 were $746 million, comprising:

1.

Identifiable intangible assets—we recorded impairments of $589 million, primarily a $258 million impairment of the full carrying value of our in-process R&D asset Revascor® (mesenchymal precursor cells), following a decision to exercise a contractual right to terminate our involvement with Mesoblast Ltd., and a $248 million impairment of the full carrying value of Zecuity®, following a decision to voluntarily suspend sales, marketing and distribution of Zecuity®.

In 2015 and 2014, impairments of identifiable intangible assets were $265 million and $224 million, respectively.

2.	Property, plant and equipment—$149 million, consisting of:

•	impairments of $69 million, based on management decisions regarding their expected use as a result of our planned plant rationalization, which triggered a reassessment of fair value.

•

impairment of property, plant and equipment of approximately $80 million. Following an FDA inspection earlier this year, we voluntarily discontinued all manufacturing activities at our facility in Godollo, Hungary, in order to assess and remediate quality concerns. In May 2016, the FDA issued a U.S. import alert for all products from this facility, which can only be lifted after the FDA confirms regulatory compliance. On October 14, 2016, we received a warning letter from the FDA, which cites deficiencies in manufacturing operations, laboratory controls and data integrity. We have currently decided to reduce our operations from this facility.

In 2015 and 2014, property, plant and equipment impairment was $96 million and $163 million, respectively.

Comparison of 2015 to 2014. Impairments in 2015 were $361 million, compared to $387 million in 2014.

Contingent consideration

In 2016, we recorded $83 million of contingent consideration expenses, compared to $399 million in 2015. The expenses in 2016 consisted of $180 million related to Bendeka®, due to a positive change in projected royalties related to the future sales outlook and a change in probability assessment for certain milestone payments, partially offset by a $122 million reversal of contingent consideration related to Zecuity® following the circumstances described in the impairment discussion above.

Comparison of 2015 to 2014. Contingent consideration in 2015 were expenses of $399 million, compared to income of $20 million in 2014. The expenses in 2015 mainly consisted of a $311 million charge following the positive phase 2b results of TEV-48125 (fremanezumab).

Acquisition, integration and related expenses

In 2016, we recorded $261 million of acquisition and integration expenses, compared to $221 million in 2015. The expenses in 2016 mainly consisted of expenses related to the acquisition and integration of Actavis Generics and Rimsa.

Comparison of 2015 to 2014. Acquisition and integration expenses in 2015 were $221 million, compared to $13 million in 2014. Expenses in 2015 mainly consisted of expenses related to the Actavis Generics and Rimsa acquisitions and $105 million reflecting an other than temporary decline in fair value of our Mylan shares since June 30, 2015.

Restructuring

In 2016, we recorded $245 million of restructuring expenses, compared to $183 million in 2015. The expenses in 2016 were primarily related to our network restructuring plan, which seeks to further optimize and consolidate our manufacturing footprint and restructure our generic R&D network. We also incurred expenses related to integration activities resulting in restructuring following the acquisitions of Actavis Generics and Rimsa.

Comparison of 2015 to 2014. Restructuring expenses in 2015 were $183 million, compared to $246 million in 2014. The expenses in 2015 were primarily incurred following various initiatives as part of our cost reduction program.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for 2016 were $899 million, compared to $631 million in 2015. The 2016 expense primarily consists of $519 million in connection with the FCPA settlement with the DOJ and SEC and $225 million in connection with the ciprofloxacin settlement.

Comparison of 2015 to 2014. Legal settlements and loss contingencies in 2015 amounted to $631 million, compared to a gain of $111 million in 2014. The 2015 amount consists mainly of additional reserves related to the settlement of the modafinil antitrust litigation, partially offset by insurance proceeds relating to the settlement of the pantoprazole patent litigation.

Goodwill Impairment

We recognized a goodwill impairment of $900 million in 2016 in connection with the Rimsa acquisition. We are currently executing a remediation plan in order to resume operations at the Rimsa facility. See note 2 to our consolidated financial statements.

Operating Income

Operating income was $2.2 billion in 2016, a decrease from $3.4 billion in 2015. As a percentage of revenues, operating income was 9.8% compared to 17.0% in 2015.

The decrease in operating income was due to factors previously discussed, mainly due to goodwill impairment, higher purchase of research and development in process, higher inventory step up, higher legal settlements and loss contingencies expenses, higher amortization expenses, higher costs related to regulatory actions taken in facilities, higher other unallocated amounts and lower profit of other activities, partially offset by lower impairments, restructuring and others expenses, higher profit of our generic medicines segment and higher profit of our specialty medicines segment.

The decrease of 7.2 points in operating income as a percentage of revenues was mainly due to goodwill impairment expenses (4.1 points), higher purchase of research and development in process (1.8 points), higher inventory step-up (1.7 points), lower portion of our specialty medicines segment (0.9 points), higher legal settlements and loss contingencies expenses (0.9 points), higher costs related to regulatory actions taken in facilities (0.5 points), higher other unallocated amounts (0.4 points), higher amortization expenses (0.3 points) and lower profit of other activities (0.1 points), partially offset by lower impairments, restructuring and others expenses (2.6 points), lower G&A expenses (0.7 points) and higher profit of our generic medicines segment (0.3 points).

Comparison of 2015 to 2014. Operating income in 2015 amounted to $3.4 billion, compared to $4.0 billion in 2014. As a percentage of revenues, operating income decreased to 17.0% in 2015 from 19.5% in 2014.

The following table presents a reconciliation of our segment profits to Teva’s consolidated operating income for the past three years:

	Year ended December 31,
	2016	2015	2014
	(U.S.$ in millions)
Generic medicines profit	$3,310	$2,925	$2,346
Specialty medicines profit	4,661	4,361	4,595
Total segment profit	7,971	7,286	6,941
Profit of other activities	68	75	46

	8,039	7,361	6,987
Amortization	993	838	1,036
General and administrative expenses	1,236	1,239	1,217
Impairments, restructuring and others	699	1,131	650
Goodwill impairment	900	—	—
Inventory step-up	383	—	—
Purchase of research and development in process	423	21	—
Costs related to regulatory actions taken in facilities	153	36	75
Legal settlements and loss contingencies	899	631	(111)
Other unallocated amounts(1)	199	113	169

Consolidated operating income	2,154	3,352	3,951

Financial expenses—net	1,330	1,000	313

Consolidated income before income taxes	$824	$2,352	$3,638

(1)	Includes for 2016, $133 million in inventory-related expenses in connection with the devaluation in Venezuela.

Financial Expenses-Net

In 2016, financial expenses amounted to $1.3 billion, compared to $1.0 billion in 2015. The increase is mainly due to a $746 million impairment of our monetary balance sheet items related to Venezuela as well as an increase of $276 million in interest expenses, partially offset by a decrease of $495 million in other-than-temporary impairment of securities (primarily our Mylan shares) and expenses of $142 million incurred in 2015 in connection with the debt tender offer and the termination of related swap agreements, as well as higher income of $57 million from hedging and derivatives activities and investments.

The $746 million impairment of our monetary balance sheet items related to Venezuela is comprised of a devaluation of $246 million in the first quarter of 2016, following introduction of the DIPRO rate, and a devaluation of an additional $500 million in the fourth quarter of 2016, following our decision to adopt a blended rate. In addition, we recorded $133 million in cost of sales, to adjust our inventory balance in Venezuela to reflect the U.S dollar fair market value of the inventory. See “—Impact of Currency Fluctuations on Results of Operations.”

Comparison of 2015 to 2014. In 2015, financial expenses amounted to $1.0 billion, compared to $313 million in 2014.

Tax Rate

In 2016, income taxes were $521 million, or 63% of pre-tax income of $0.8 billion. In 2015, income taxes amounted to $634 million, or 27% of pre-tax income of $2.4 billion. In 2014, income taxes amounted to $591 million, or 16% of pre-tax income of $3.6 billion. The increase in our 2016 effective tax rate compared to 2015 is mainly due to non-deductible penalties resulting from legal settlements, impairments and devaluations that did not have a corresponding tax effect and the mix of products sold in different geographies.

The statutory Israeli corporate tax rate was 25% in 2016 (to be reduced to 24% in 2017 and 23% starting 2018). Our tax rate differs from the Israeli statutory tax rate mainly due to the mix of profits generated in various jurisdictions where tax rates are different than the Israeli rate, tax benefits in Israel and other countries, as well as infrequent or nonrecurring items.

In the future, our effective tax rate is expected to fluctuate as a result of various factors, including changes in the product mix and geographical distribution of our income, the effect of mergers and acquisitions, and the effects of statutes of limitations and legal settlements which may affect provisions for uncertain tax positions.

Share in (Profits) Losses of Associated Companies—Net

Share in profit of associated companies—net amounted to $8 million, compared to share in loss of associated companies of $121 million in 2015.

The amount in 2015 was a result of an impairment of $171 million following an other-than-temporary loss in value of our investment in Mesoblast due to adverse changes in market conditions. In addition, a $24 million currency translation adjustment was reclassified from accumulated other comprehensive loss to “Share in losses of associated companies—net,” due to dilution of our equity holdings in Mesoblast. The amounts mentioned above were recorded net of income tax of $71 million.

Net Income

Net income attributable to Teva in 2016 was $329 million, compared to $1.6 billion in 2015. This decrease was due to the factors previously discussed, primarily lower operating income, higher impairments and higher financial expenses, partially offset by share in (profit) losses of associated companies—net and lower income taxes.

Comparison of 2015 to 2014. Net income attributable to Teva in 2015 amounted to $1.6 billion, compared to $3.1 billion in 2014.

Diluted Shares Outstanding and Earnings per Share

On December 8, 2015, we sold 54 million ADSs at $62.50 per ADS and 3,375,000 of our 7.00% mandatory convertible preferred shares at $1,000 per share. In addition, on January 6, 2016, we sold an additional 5.4 million ADSs and 337,500 mandatory convertible preferred shares pursuant to the exercise of the underwriters’ over-allotment option. On August 2, 2016, we issued approximately 100.3 million shares to Allergan in connection with the closing of the Actavis Generics acquisition.

During the first quarter of 2015, we repurchased approximately eight million shares at a weighted average price of $57.09 per share, for an aggregate purchase price of $0.4 billion. These purchases were made pursuant to our share repurchase program. We have not repurchased any shares since the first quarter of 2015.

The weighted average diluted shares outstanding used for the fully diluted share calculation for 2016, 2015 and 2014 were 961 million, 864 million and 858 million shares, respectively.

Diluted earnings per share for the twelve months ended December 31, 2016 and 2015 take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs granted under employee stock compensation plans, and one series of convertible senior debentures, using the treasury stock method.

For the year ended December 31, 2016, no account was taken of the potential dilution of the mandatory convertible preferred shares amounting to 59 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

The increase in number of shares outstanding compared to 2015 was mainly due to the January 2016 ADS issuance, the issuance of shares to Allergan in August 2016 and the issuance of shares for employee options exercised and vested RSUs.

Diluted earnings per share amounted to $0.07 for the year ended December 31, 2016, compared to $1.82 for the year ended December 31, 2015.

Share Count for Market Capitalization

We calculate share amounts, using the outstanding number of shares (i.e., excluding treasury shares) plus shares that would be outstanding upon the exercise of options and vesting of RSUs and PSUs, as well as the conversion of our convertible senior debentures and mandatory convertible preferred shares, in each case, at period end.

As of December 31, 2016 and 2015, the fully diluted share count for purposes of calculating our market capitalization was approximately 1,079 million and 991 million, respectively.

Impact of Currency Fluctuations on Results of Operations

In 2016, approximately 44% of our revenues were denominated in currencies other than the U.S. dollar. Because our results are reported in U.S. dollars, we are subject to significant foreign currency risks and accordingly, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Japanese yen, British pound, Israeli shekel, Canadian dollar, Hungarian forint and Russian ruble) impact our results. During 2016, the following main currencies relevant to our operations decreased in value against the U.S. dollar (each on an annual average compared to annual average basis): the British pound by 11%, the Canadian dollar by 4%, the Hungarian forint by 1% and the Russian ruble by 9%. During 2016, the following main currencies relevant to our operations increased in value against the U.S. dollar: the Japanese yen by 12% and the Israeli shekel by 1%. The euro was unchanged.

As a result, exchange rate movements during 2016 in comparison with 2015 decreased revenues by $174 million and decreased operating income by $81 million. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased revenues by $526 million and increased operating income by $23 million. In light of the economic conditions in Venezuela, we exclude the 2016 increases in revenues and operating profit in any discussion of currency effects.

Venezuela. The government of Venezuela currently has two official exchange rates: the DIPRO rate of 10 bolivars per U.S. dollar (which replaced the CENCOEX rate of 6.3 in March 2016) and the DICOM rate, which fluctuates and is currently approximately 650 bolivars per U.S. dollar. We used the CENCOEX rate until March 2016 and subsequently replaced it with the DIPRO rate to report our Venezuelan financial position, results of operations and cash flows.

Venezuela is a hyperinflationary economy, and the financial outlook there remains challenging and uncertain. In November 2016, the unofficial exchange rate increased at an accelerated rate, indicating further economic distress. This development, together with a decrease in scope of transactions involving the importation, manufacture and distribution of pharmaceutical products that were settled using the DIPRO rate of 10 bolivars per dollar, led us to replace the official DIPRO rate we had used to report our Venezuelan financial position, results of operations and cash flows with a blended exchange rate of 273 bolivar per dollar. We began using this blended exchange rate as of December 1, 2016, which was determined based on a weighted average of the

DIPRO and DICOM exchange rates affecting our transactions. We will reevaluate this blended exchange rate on a quarterly basis. Until December 1, 2016, we used an official preferential industry exchange rate, which was changed in March 2016 from 6.3 to 10 bolivars per U.S. dollar.

The $746 million impairment of our monetary balance sheet items related to Venezuela is comprised of a devaluation of $246 million in the first quarter of 2016, following introduction of the DIPRO rate, and a devaluation of an additional $500 million in the fourth quarter of 2016, following our decision to adopt a blended rate. In addition, we recorded $133 million in cost of sales, to adjust our inventory balance in Venezuela to reflect the U.S dollar fair market value of the inventory.

In the event of an additional devaluation or if a less favorable exchange rate is used, we are exposed to additional potential impairments of our net monetary balance sheet items and cash in Venezuela. As of December 31, 2016, our net monetary balance sheet items amounted to approximately negative $2 million and we had approximately $25 million in cash. In addition, remittance of cash outside of Venezuela is limited. We are also exposed to a potential negative impact on our revenues and profits in Venezuela.

Liquidity and Capital Resources

Total balance sheet assets were $92.9 billion as of December 31, 2016, compared to $54.2 billion as of December 31, 2015. The increase was mainly due to an increase of $38.6 billion of goodwill and other intangible assets mainly related to the Actavis Generics and Anda acquisitions.

Inventory balances as of December 31, 2016 were $5.0 billion, compared to $4.0 billion as of December 31, 2015. The increase was mainly due to Actavis Generics inventories.

Trade receivables as of December 31, 2016, net of sales reserves and allowances (“SR&A”), were negative $0.3 billion, compared to negative $1.3 billion as of December 31, 2015, mainly due to the inclusion of Actavis Generics trade receivables.

Prepaid expenses as of December 31, 2016, were $1.4 billion, compared to $0.9 billion as of December 31, 2015, the increase was mainly due to an increase in prepaid taxes.

Other current assets as of December 31, 2016, were $1.3 billion, compared to $0.5 billion as of December 31, 2015. The increase was mainly due to the classification of our Mylan shares as a short-term investment recorded under current assets.

We monitor macro-economic risks in certain emerging markets that are experiencing economic stress, focusing on Eastern Europe and Latin America, and have taken action to limit our exposure in these regions.

Trade payables were $2.2 billion as of December 31, 2016 compared to $1.9 billion as of December 31, 2015. The increase was mainly due to the inclusion of Actavis Generics trade payables.

Employee-related obligations as of December 31, 2016, were $0.9 billion, compared to $0.7 billion as of December 31, 2015. The increase was mainly due to the inclusion of Actavis Generics employee-related obligations.

Accrued expenses as of December 31, 2016, were $3.4 billion, compared to $1.7 billion as of December 31, 2015. The increase was mainly due to $519 million in connection with the FCPA settlement with the DOJ and SEC, $225 million in connection with the ciprofloxacin settlement, and the inclusion of Actavis Generics accrued expenses.

Other current liabilities as of December 31, 2016, were $0.9 billion, compared to $0.5 billion as of December 31, 2015. The increase was mainly due to the inclusion of Actavis Generics other current liabilities.

Our working capital balance, which includes trade receivables, inventories, deferred income taxes (which were only included as of December 31, 2016), prepaid expenses and other current assets net of SR&A, trade payables, employee-related obligations, accrued expenses and other current liabilities, was $5 million at December 31, 2016, compared to $32 million as of December 31, 2015. Our working capital balance remained at a similar level as both the assets and liabilities components increased by approximately $3.7 billion.

Investment in property, plant and equipment in 2016 was $0.9 billion, compared to $0.8 billion in 2015. Depreciation was $501 million in 2016, compared to $449 million in 2015.

Cash and cash equivalents and short-term and long-term investments as of December 31, 2016 were $1.9 billion, compared to $8.4 billion as of December 31, 2015. The decrease resulted mainly due to:

•	$36.1 billion use of cash for acquisitions of businesses, net of cash acquired;

•	$1.6 billion of dividends paid on ordinary shares and mandatory convertible preferred shares;

•	$1.0 billion debt repayment; and

•	a decline of $0.4 billion in the fair market value of our Mylan shares.

partially offset by:

•	$25.3 billion in net proceeds from debt issuances and borrowing under our term loan facilities;

•	$4.4 billion generated from operating activities net of cash used for capital investments;

•	$2.0 billion of proceeds from short-term loans;

•	$1.7 billion in net proceeds from the divestment of assets in connection with the Actavis Generics acquisition;

•	$0.7 billion from the issuance of additional ordinary shares and mandatory convertible preferred shares following the exercise of the underwriters’ over-allotment option; and

•	$0.2 billion of proceeds from the sale of our Mylan shares.

On December 31, 2016, we classified our remaining interest in Mylan shares as a short-term investment recorded under current assets. In January 2017, we sold approximately 12 million additional Mylan shares. We expect to continue to sell our Mylan shares as and when we deem appropriate.

Following the announcement of the Actavis Generics acquisition in July 2015, Standard and Poor’s Financial Services LLC and Moody’s Investor Service, Inc. downgraded our ratings from A-/A3 to BBB+/Baa1 with a Negative/Under Review outlook, respectively.

In July 2016, in anticipation of our $20.4 billion bond issuance to finance the Actavis Generics acquisition, both Standard and Poor’s and Moody’s downgraded our rating to BBB/Baa2 with a stable outlook.

In January 2017, following the court decision regarding our Copaxone® 40 mg/mL patents, both Standard and Poor’s and Moody’s reaffirmed our BBB/Baa2 rating respectively, while changing our rating outlook from Stable to Negative.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities, primarily our $4.5 billion syndicated revolving line of credit, of which we utilized $1.2 billion as of December 31, 2016, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs.

2016 Debt Movements

In June 2016, we entered into a £510 million short-term loan, which was fully repaid in January 2017.

In July 2016, we completed debt issuances for an aggregate principal amount of $20.4 billion, or $20.3 billion in net proceeds, consisting of senior notes with aggregate principal amounts of $15 billion, €4 billion and CHF 1 billion with maturities of between two to 30 years. The effective average interest rate of the notes is 2.32% per annum. See note 11 to our consolidated financial statements.

Upon closing of the Actavis Generics acquisition in August 2016, we borrowed $5.0 billion under our term loan facilities with a syndicate of banks. The term facilities consists of two tranches of $2.5 billion each, with the first tranche maturing in full in 2018; the second tranche maturing in 2020 with payment installments each year (10% to be repaid in each of 2017 and 2018, 20% to be repaid in 2019 and the remaining 60% to be repaid in 2020). In addition, in July and August 2016, we terminated our $22 billion bridge loan credit agreement.

2015 Debt Movements

In January 2015, we repaid at maturity a €122 million European Investment Bank loan. The loan had borne interest determined on the basis of three months EURIBOR +1.0%.

In February 2015, we consummated a cash tender offer for certain of our outstanding senior notes. We paid $1.3 billion in aggregate consideration to redeem $1.2 billion aggregate principal amount of senior notes.

In March 2015, we issued senior notes in an aggregate principal amount of €2.0 billion, comprising €1.3 billion due in March 2023 bearing interest of 1.25% and €0.7 billion due in March 2027 bearing interest of 1.88%.

In June 2015, we repaid at maturity $1.0 billion 3.0% fixed rate senior notes issued in June 2010.

Aggregate Debt

At December 31, 2016, our debt was $35.8 billion, an increase of $25.9 billion compared to $9.9 billion at December 31, 2015. The increase was mainly due to our $20.4 billion debt issued and $5.0 billion term loan borrowed in connection with the Actavis Generics acquisition, $1.2 billion short term borrowing under our revolving credit facility and a £510 million short-term loan, partially offset by repayment of $0.95 billion at maturity of our 2.4% senior notes in November 2016.

Our debt at December 31, 2016 was effectively denominated in the following currencies: 69% in U.S. dollars, 22% in euros, 3% in Japanese yen, 4% in Swiss francs and 2% in British pounds.

The portion of total debt classified as short term at December 31, 2016 was 9%, down from 16% at December 31, 2015.

Our financial leverage increased to 51% at December 31, 2016 from 25% at December 31, 2015.

Our average debt maturity increased from 6.5 years at December 31, 2015 to 6.6 years at December 31, 2016.

In November 2015, we entered into a $3.0 billion five-year syndicated revolving line of credit, which was increased to $4.5 billion upon closing of the Actavis Generics acquisition. At December 31, 2016, our borrowing under this credit facility amounted to $1.2 billion.

Commencing in the third quarter of 2015, we entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of the U.S. dollar debt issuances in July 2016, with respect to

$5.25 billion notional amount in multiple transactions. These agreements hedged the variability in anticipated future interest payments due to possible changes in the benchmark interest rate between the date the agreements were entered into and the actual date of the U.S. dollar debt issuance in July 2016 (in connection with the closing of the Actavis Generics acquisition). Certain of the forward starting interest rate swaps and treasury lock agreements matured during the first half of 2016. Following our U.S. dollar debt issuances in July 2016, the remaining agreements were terminated, resulting in a loss position of $493 million, of which $242 million were settled on October 7, 2016 and the remaining amount was settled in January 2017. This loss is recorded in other comprehensive income and will be amortized under financial expenses-net over the life of the debt.

Shareholders’ Equity

Total shareholders’ equity was $35.0 billion as of December 31, 2016, compared to $29.9 billion as of December 31, 2015. The increase was mainly due to the $5.1 billion equity issuance to Allergan in August 2016 as part of the consideration for the Actavis Generics acquisition, $0.7 billion from the issuance of additional ordinary shares and mandatory convertible preferred shares pursuant to the exercise of the underwriters’ over-allotment option in January 2016, a $1.5 billion increase in non-controlling interests and net income of $329 million, partially offset by dividend payments of $1.6 billion, $0.8 billion of unrealized loss from available-for-sale securities and derivative financial instruments and the negative impact of foreign exchange fluctuations of $0.4 billion.

Exchange rate fluctuations affected our balance sheet, as approximately 25% of our net assets (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to December 31, 2015, changes in currency rates had a negative impact of $0.4 billion on our equity as of December 31, 2016, mainly due to the change in value against the U.S. dollar of: the euro by 4%, the Mexican peso by 19%, the Russian ruble by (16%), the British pound by 20%, the Polish zloty by 8%, the Chilean peso by (6%), the Canadian dollar by (3%), the Japanese yen by (3%) and the Hungarian forint by 3%. All comparisons are on a year-end to year-end basis.

Cash Flow

Cash flow generated from operating activities for 2016 was $5.2 billion, a decrease of $0.3 billion compared to 2015. The decrease was mainly due a decrease in accrued expenses and an increase in trade receivables net of SR&A, partially offset by lower payments related to legal settlements.

Cash flow generated from operating activities in 2016, net of cash used for capital investments, was $4.4 billion, compared to $4.9 billion in 2015. The decrease resulted mainly from lower cash flow generated from operating activities and higher capital expenditures.

Dividends

We announced a dividend for the fourth quarter of 2016 of $0.34 per share. The dividend payment is expected to take place on March 20, 2017, to holders of record as of March 2, 2017.

We further announced a quarterly dividend of $17.50 per mandatory convertible preferred share. The dividend payment is expected to take place on March 15, 2017 to holders of record as of March 1, 2017.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with R&D activities.

In September 2016, we entered into an agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. We paid Regeneron $250 million upfront and will share equally with Regeneron in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion.

In October 2016, we entered into an exclusive partnership with Celltrion to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. We paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. We will share the profit from the commercialization of these products with Celltrion.

Dividends on our mandatory convertible preferred shares (aggregate liquidation preference of approximately $3.7 billion) are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends are paid in cash on March 15, June 15, September 15 and December 15 of each year to and including December 15, 2018.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed R&D, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

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

•

acquisition or divestment related items, including contingent consideration, integration costs, banker and other professional fees, inventory step-up and in-process R&D acquired in development transactions;

•	expenses related to our equity compensation;

•	significant one-time financing costs and devaluation losses;

•	material tax and other awards or settlements, both amounts paid and received;

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

The following tables present supplemental non-GAAP data, in U.S. dollar terms and as a percentage of revenues, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Year Ended December 31,
	2016	2015	2014
	U.S. dollars in millions
Amortization of purchased intangible assets	993	838	1,036
Goodwill impairment	900	—	—
Legal settlements and loss contingencies	899	631	(111)
Impairment of long-lived assets	746	361	387
Purchase of research and development in process	423	21	—
Inventory step-up	383	—	—
Acquisition, integration and related expenses	261	221	13
Restructuring expenses	245	183	246
Costs related to regulatory actions taken in facilities	153	36	75
Equity compensation	121	112	78
Contingent consideration	83	399	(20)
Gain on sales of business and long-lived assets	(693)	—	—
Other non-GAAP items	179	20	155
Financial expense including devaluation losses	888	777	7
Corresponding tax effect	(593)	(631)	(508)
Minority interest changes	(76)	16	—
Impairment of equity investment—net	3	124	—

		Year Ended December 31, 2016
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues
	Gross profit (1)	11,859	1,559	—	13,418	61%
	Operating income (1)(2)	2,154	4,693	—	6,847	31%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	68	4,915	261	5,244	24%
	Earnings per share attributable to ordinary shareholders—diluted (5)	0.07	5.07	—	5.14

(1)	Amortization of purchased intangible assets		881
	Inventory step-up		383
	Costs related to regulatory actions taken in facilities		153
	Equity compensation		14
	Other COGS related adjustments(6)		128

	Gross profit adjustments		1,559
(2)	Goodwill impairment		900
	Legal settlements and loss contingencies		899
	Impairment of long-lived assets		746
	Purchase of research and development in process		423
	Acquisition, integration and related expenses		261
	Restructuring expenses		245
	Amortization of purchased intangible assets		112
	Equity compensation		107
	Contingent consideration		83
	Gain on sale of business and long-lived assets		(693)
	Other operating related expenses		51

			3,134

	Operating income adjustments		4,693

(3)	Financial expenses including devaluation losses		888
	Tax effect		(593)
	Changes in minority interest		(76)
	Impairment of equity investment—net		3

	Net income adjustments		4,915

(4)	Non-GAAP net income attributable to ordinary shareholders for the year ended December 31, 2016 includes an add back of $261 million of accrued dividends on preferred shares since they had a dilutive effect on earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,020 million for the year ended December 31, 2016. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

(6)	Includes for 2016, $133 million in inventory-related expenses in connection with the devaluation in Venezuela.

		Year ended December 31, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues
	Gross profit (1)	11,356	859	—	12,215	62%
	Operating income (1)(2)	3,352	2,822	—	6,174	31%
	Net income attributable to ordinary shareholders (1)(2)(3)	1,573	3,108	15	4,696	24%
	Earnings per share attributable to ordinary shareholders—diluted (4)	1.82	3.60	—	5.42

(1)	Amortization of purchased intangible assets		808
	Costs related to regulatory actions taken in facilities		36
	Equity compensation expenses		13
	Other COGS related adjustments		2

	Gross profit adjustments		859

(2)	Legal settlements and loss contingencies		631
	Impairment of long-lived assets		361
	Purchase of research and development in process		21
	Acquisition, integration and related expenses		221
	Restructuring expenses		183
	Amortization of purchased intangible assets		30
	Equity compensation		99
	Contingent consideration		399
	Other operating related expenses		18

			1,963

	Operating income adjustments		2,822

(3)	Financial expenses		777
	Tax effect		(631)
	Changes in minority interest		16
	Impairment of equity investment—net		124

	Net income adjustments		3,108

(4)	Non-GAAP net income attributable to ordinary shareholders for the year ended December 31, 2015 includes an add back of $15 million accrued dividends on preferred shares since they had a dilutive effect on earnings per share.

(5)	The non-GAAP weighted average number of shares was 867 million for the year ended December 31, 2015. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Year ended December 31, 2014
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit (1)	11,056	1,093	12,149	60%
	Operating income (1)(2)	3,951	1,859	5,810	29%
	Net income attributable to ordinary shareholders (1)(2)(3)	3,055	1,358	4,413	22%
	Earnings per share attributable to ordinary shareholders—diluted (4)	3.56	1.58	5.14

(1)	Amortization of purchased intangible assets		1,000
	Costs related to regulatory actions taken in facilities		75
	Equity compensation		6
	Other COGS related adjustments		12

	Gross profit adjustments		1,093

(2)	Legal settlements and loss contingencies		(111)
	Impairment of long-lived assets		387
	Acquisition, integration and related expenses		13
	Restructuring expenses		246
	Amortization of purchased intangible assets		36
	Equity compensation		72
	Contingent consideration		(20)
	Other operating related expenses		143

			766

	Operating income adjustments		1,859

(3)	Financial expenses		7
	Tax effect and other items		(508)

	Net income adjustments		1,358

(4)	The weighted average number of shares was 858 million for the year ended December 31, 2014. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Effective Tax Rate

The non-GAAP income taxes for 2016 were $1.1 billion on pre-tax non-GAAP income of $6.4 billion. The non-GAAP income taxes in 2015 were $1.3 billion on pre-tax income of $6.0 billion, and in 2014 were $1.1 billion on pre-tax income of $5.5 billion. The non-GAAP tax rate for 2016 was 17%, compared to 21% in 2015 and 20% in 2014. The decrease in our annual non-GAAP effective tax rate for 2016 compared to the effective tax rate for 2015 resulted primarily from the synergies associated with the Actavis Generics acquisition and tax benefits resulting from utilization of losses which were fully provided for in the past.

In the future, our effective tax rate is expected to fluctuate as a result of various factors, including changes in the product mix and geographical distribution of our income, the effect of synergies related to mergers and acquisitions, and the effects of statutes of limitations and settlement of tax audits which may affect provisions for uncertain tax positions.

Trend Information

The following factors are expected to have an effect on our 2017 results:

•	a thorough review of our business by management to find additional opportunities to enhance value and unlock the full potential of our pipeline and global business;

•

an increase in our generic medicines revenues from a full year’s inclusion of the Actavis Generics results, in addition to expected synergies related to the integration of the Actavis Generics business;

•	significant continuing expenses relating to the Actavis Generics integration, as well as amortization and restructuring expenses;

•	significant finance expenses related to our increased debt levels;

•

a decrease in sales of Copaxone® following the January 2017 court ruling invalidating four of our patents and a decrease in sales of other specialty products as a result of changes in the competitive landscape, including competition from potential additional generic versions;

•	continued price erosion in the generics markets and pricing pressure on specialty products resulting from price reforms and changes in the political landscape, particularly in the United States;

•	the continued impact of currency fluctuations on revenues and net income, as well as on various balance sheet line items;

•	our continued focus on profit and profitability, which will impact revenues; and

•	increased revenues from divestment of non-core assets, out-licensing and partnering with third parties.

For additional information, please see “Item 4—Information on the Company” and elsewhere in this Item.

Off-Balance Sheet Arrangements

Except for securitization transactions, which are disclosed in note 16d to our consolidated financial statements, we do not have any material off-balance sheet arrangements as defined in Item 5.E of Form 20-F.

Aggregated Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2016:

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. $ in millions)
Long-term debt obligations, including estimated interest*	$40,111	$2,077	$10,500	$8,595	$18,939
Operating lease obligations	729	165	275	154	135
Purchase obligations (including purchase orders)	2,030	1,841	149	40	—

Total	$42,870	$4,083	$10,924	$8,789	$19,074

*	Long-term debt obligations mainly include senior notes and convertible senior debentures as disclosed in notes 11 and 12 to our consolidated financial statements.

The total gross amount of unrecognized tax benefits for uncertain tax positions was $734 million at December 31, 2016. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing and magnitude of settlements, these obligations are not included in the above table. Correspondingly, it is difficult to ascertain whether we will pay any significant amount related to these obligations within the next year.

We have committed to future expenditures relating to joint ventures in accordance with the terms of the applicable agreements, mainly our PGT venture. However, the amounts of these future expenditures have not been predetermined, and are subject to management approval.

We have committed to make potential future “milestone” payments to third parties under various agreements. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. As of December 31, 2016, were all milestones and targets, for compounds in phase 2 and more advanced stages of development, to be achieved, the total contingent payments could reach an aggregate of up to approximately $1.1 billion.

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

Dividends on our mandatory convertible preferred shares (aggregate liquidation preference of approximately $3.7 billion) are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends are paid in cash on March 15, June 15, September 15 and December 15 of each year to and including December 15, 2018.

Critical Accounting Policies and Estimates

For a description of our significant accounting policies, see note 1 of our consolidated financial statements.

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

Of our policies, the following are considered critical to an understanding of our consolidated financial statements as they require the application of the most subjective and the most complex judgments. The following is a discussion about the critical accounting estimates and assumptions impacting our consolidated financial statements. We have applied our policies and critical accounting estimates consistently to all our businesses, including the recently acquired Actavis Generics, Anda and Rimsa businesses and our Teva Takeda business venture.

For a discussion of the valuation allowance, deferred tax and valuation allowance estimates see notes 1 and 15 of our consolidated financial statements.

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

Royalty revenue is recognized as a component of net revenues in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and when revenue can be reasonably measured.

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

Medicaid and Other Governmental Rebates. Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average manufacturer’s price for the products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. We estimate these rebates based on historical trends of rebates paid as well as on changes in wholesaler inventory levels and increases or decreases in sales. Included in the 2014 provisions are estimates for the impact of changes to Medicaid rebates and associated programs related to U.S. healthcare reform.

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

Provisions for chargebacks are the largest single component of our SR&A process, involving estimates of contract prices of over 2,000 products and multiple contracts with multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion to an increase or decrease in sales.

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

Returns. Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns. We record a reserve for estimated sales returns in accordance with the “Revenue Recognition When Right of Return Exists” FASB pronouncement. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience. Lag times during 2016 and 2015 were estimated at approximately 24 months from the date of sale. Additionally, we consider specific factors such as levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms for determining the overall expected levels of returns.

SR&A for third-party sales of pharmaceutical products to U.S. customers at December 31, 2016 and 2015 were as set forth in the below table. Such sales reserves and allowances to U.S. customers comprised over 89% of our total sales reserves and allowances as of December 31, 2016, with the balance primarily in Canada and Germany.

	Sales Reserves and Allowances
	Reserves included in Accounts Receivable, net	Chargebacks	Returns	Rebates & Other Sales Reserves and Allowances	Total
	(U.S. dollars in millions)
Balance at December 31, 2014	$116	$1,064	$521	$3,409	$5,110
Provisions related to sales made in current year period	491	5,838	247	7,647	14,223
Provisions related to sales made in prior periods	1	—	53	(215)	(161)
Credits and payments	(495)	(5,892)	(289)	(6,621)	(13,297)

Balance at December 31, 2015	$113	$1,010	$532	$4,220	$5,875

Acquisition of Actavis Generics	101	567	230	1,088	1,986
Provisions related to sales made in current year period	503	7,358	258	7,629	15,748
Provisions related to sales made in prior periods	7	—	22	(395)	(366)
Credits and payments	(531)	(7,436)	(270)	(7,916)	(16,153)

Balance at December 31, 2016	$193	$1,499	$772	$4,626	$7,090

Reserves at December 31, 2016 increased by approximately $1.2 billion compared to December 31, 2015. This is attributable to the acquisition of Actavis Generics. Without the acquired Actavis Generics reserves, reserves decreased by approximately $855 million. The most significant variance was a decrease in rebates and other sales reserves of approximately $680 million related to changes in specialty channel mix, which resulted in lower managed care rebates and governmental rebates for both the current and prior period as well as a decrease in rebates commensurate with sales. This was also the primary driver of the change in estimate causing a reversal of prior year reserve as shown above.

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

Contingencies

We and our subsidiaries are involved in various patent, product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies or contingent consideration acquired in a business combination, we record accruals for these types of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. When accruing these costs, we will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. We record anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected.

We review the adequacy of the accruals on a periodic basis and may determine to alter our reserves at any time in the future if we believe it would be appropriate to do so. As such accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies.

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

Long Lived Assets

Our long-lived, non-current assets mainly consist of goodwill, identifiable intangible assets and property, plant and equipment.

We review goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The provisions of the accounting standard for goodwill and other intangibles allow us to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.

For our annual goodwill impairment test in 2016, we performed a quantitative test for all of our reporting units. We determine the fair value of our reporting units using a weighting of fair values derived from the income approach.

The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, the method that we use is the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then we apply a discount rate to arrive at a net present value amount.

Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics.

Our annual goodwill impairment analysis, performed during the fourth quarter of 2016, resulted in a goodwill impairment charge of approximately $900 million related to the Rimsa acquisition. Given the unusual circumstances as disclosed in note 2 to our consolidated financial statements, and in order to effectively monitor the situation, we considered Rimsa a separate reporting unit for the purpose of identifying the implications of the change in expected benefits from the acquisition. Cash flow projections incorporate the effect of our comprehensive remediation plan. Subsequent to the impairment, there is $891 million of remaining goodwill related to the Rimsa acquisition as at December 31, 2016.

There was no impairment for our remaining reporting units, whose fair value was estimated based on future cash flows discounted at a market participant rate. We adjust the discount rate in certain circumstances based on specific additional country level risk or business risk. Other events or circumstances that could impact the estimated fair value of a reporting unit include changes in our key assumptions relating to operating results and anticipated future cash flows.

Our U.S. generics reporting unit has the narrowest percentage difference between estimated fair value and estimated carrying value, with approximately $23.1 billion of allocated goodwill. The estimated fair value and the carrying value, including goodwill, of this reporting unit increased significantly compared to the prior year, due to our acquisition of Actavis Generics, reducing the relative difference between estimated fair value and carrying value. As discussed in note 2 to our consolidated financial statements, our purchase price allocation for these acquisitions is still preliminary. Its finalization could impact the relative difference between estimated fair value and carrying value of the U.S. generics reporting unit.

A hypothetical decrease in the fair value of our U.S. generics reporting unit of approximately 21% could trigger a potential impairment of its goodwill. In determining the fair value of our U.S. generics reporting unit we used a discounted cash flow analysis and applied the following key assumptions: expected revenue growth, which reflects our ability to successfully launch new generic products, operating profit margins including an estimate for price erosion in the U.S. generics market and discount rate, amongst others. If any of these were to vary materially from our plans, we could face impairment of goodwill allocated to this reporting unit in the future. See the risks to our U.S. generics business described in “Item 3—Key Information—Risk Factors.” We consider our assumptions to be reasonable and well supported by observable industry trends.

In order to assess the reasonableness of the calculated fair values of our reporting units, we also compare the sum of the reporting units’ fair values to our market capitalization and evaluate the reasons for the variation. In 2016, we identified that varied interpretations of the success of our pipeline and certain existing specialty brands, together with specific data that is not necessarily available to market participants were the main reasons for the difference between the fair values of our reporting units and current market capitalization. If any of our assumptions change, we will reevaluate our fair value estimates of the reporting units.

We will continue to evaluate goodwill on an annual basis as of the beginning of the fourth quarter each year or whenever events or changes in circumstances indicate that there may be a potential trigger of impairment.

Acquisition of Actavis Generics and Anda

On August 2, 2016, we consummated the acquisition of Actavis Generics. At closing, we paid Allergan consideration of approximately $33.4 billion in cash and approximately 100.3 million Teva shares. On October 3, 2016, we consummated the acquisition of Anda for cash consideration of $500 million. The purchase is a transaction related to the Actavis Generics acquisition, and as such the purchase price accounting and related disclosures have been treated on a combined basis.

We have accounted for the acquisitions of Actavis Generics and Anda using the acquisition method of accounting, which generally requires that assets acquired and liabilities assumed be recorded at fair value as of the acquisition date. Assessing fair values involves applying a series of judgments about future events and uncertainties and is heavily reliant on estimates and assumptions. The judgments we used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. For instance, the determination of asset lives can impact our results of operations, as different types of assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

For the provisional amounts of assets acquired and liabilities assumed at the acquisition date for Actavis Generics and Anda, see note 2 to consolidated financial statements. The estimated values are not yet finalized and are subject to change, which could be significant. We will finalize the amounts recognized as we obtain the information necessary to complete the analyses. We expect to finalize the amounts of assets acquired and liabilities assumed as soon as possible but no later than one year from the acquisition date.

Below is a summary of the methodologies and significant assumptions used in estimating the fair value of certain classes of assets and liabilities of Actavis Generics and Anda.

Contingent consideration

Contingent consideration incurred in a business combination is included as part of the acquisition costs and recorded at a probability weighted assessment of their fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under impairments, restructuring and others.

Inventory

The fair value of inventory was determined taking into account, as relevant, estimated selling price, estimated costs to be incurred to complete work in process inventory, estimated costs to be incurred to sell the inventory, estimated reasonable profit allowance for manufacturing and selling effort.

As the inventory is sold, the fair value of inventory will be recognized in our results of operations. Based on internal forecasts and estimates of months of inventory on hand, we expect that the acquisition date inventory will be substantially sold and recognized in cost of sales over a period of approximately six months after the acquisition date.

Some of the more significant estimates and assumptions inherent in the estimate of the fair value of inventory include stage of completion, costs to complete, and selling price. All of these judgments and estimates can materially impact our results of operations.

Assets held-for-sale

Assets held for sale are measured at fair value less costs to sell. We present newly-acquired assets as assets held-for-sale if there is a plan to dispose of the assets within a year and it is probable that we will meet held-for-sale criteria within a short period of time after the acquisition. The other criteria include: management having the authority to approve an action which commits to selling the assets; assets are available for immediate sale in their present condition; an active program is in place to locate a buyer and actions to complete the sale are initiated; assets are being actively marketed; and it is unlikely there will be significant changes to, or withdrawal from, the plan to sell the assets.

Property, plant and equipment

The fair value of property, plant and equipment was based on the replacement costs including consideration of our intended use of the assets, and will be recognized in our results of operations over the expected useful life of the individual depreciable assets.

Identifiable intangible assets

The fair value of acquired identifiable intangible assets is generally determined using an income approach. This method starts with a forecast of all of the expected future net cash flows associated with the asset and then adjusts the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

The more significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets include all assumptions associated with forecasting product profitability, including sales and cost to sell projections, research and development expenditure for ongoing support of product rights or continued development of in process R&D, estimated useful lives and in process R&D expected launch dates. A discount rate has been applied to the projections which captures the inherent risk of the products. Additionally, for in process R&D assets the risk of failure has been factored into the fair value measure.

At December 31, 2016, acquired identifiable intangible assets consisted of $9.1 billion finite lived product rights with a weighted average life of approximately 12 years, and in process R&D of approximately $5.0 billion. The Actavis Generics in process R&D assets relate to a diverse range of generic products, and are in various stages of development with anticipated launch dates predominantly through 2017 to 2019.

Recently Issued Accounting Pronouncements

See note 1 to our consolidated financial statements.

ITEM	6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following tables set forth information regarding our executive officers and directors as of February 15, 2017:

Executive Officers

Name	Age	Executive Officer Since	Position
Dr. Yitzhak Peterburg(1)	65	2017	Interim President and Chief Executive Officer
Iris Beck-Codner	51	2014	Group Executive Vice President, Corporate Marketing and Communication
Dipankar Bhattacharjee(2)	56	2016	President and Chief Executive Officer, Global Generic Medicines Group
Eyal Desheh	64	2008	Group Executive Vice President, Chief Financial Officer
Hafrun Fridriksdottir	55	2017	Executive Vice President, President of Global Generics R&D
Dr. Michael Hayden	65	2012	President of Global R&D and Chief Scientific Officer
Dr. Rob Koremans	54	2012	President and Chief Executive Officer, Global Specialty Medicines
Dr. Carlo de Notaristefani	59	2012	President and Chief Executive Officer— Global Operations
Mark Sabag	46	2013	Group Executive Vice President, Human Resources
David M. Stark(3)	48	2016	Group Executive Vice President, Chief Legal Officer
Timothy R. Wright	59	2015	Executive Vice President, Business Development, Strategy and Commercial Innovation

(1)	Dr. Peterburg was appointed Interim President and Chief Executive Officer on February 6, 2017, succeeding Erez Vigodman.
(2)	Mr. Bhattacharjee succeeded Sigurdur (Siggi) Olafsson on December 5, 2016 as President and Chief Executive Officer, Global Generic Medicines Group.
(3)	Mr. Stark succeeded Richard Egosi, who passed away in November 2016, as Group Executive Vice President, Chief Legal Officer.

Directors

Name	Age	Director Since	Term Ends
Dr. Sol J. Barer—Chairman	69	2015	2017
Roger Abravanel	70	2007	2018
Rosemary A. Crane	57	2015	2018
Amir Elstein	61	2009	2019
Jean-Michel Halfon(1)	65	2014	2017
Gerald M. Lieberman	70	2015	2018
Galia Maor	74	2012	2018
Joseph Nitzani(1)	70	2008	2017
Dr. Yitzhak Peterburg(2)	65	2012	2019
Ory Slonim	74	2008	2017
Gabrielle Sulzberger(1)	56	2015	2018

(1)	Initially elected as a statutory independent director under Israeli law.
(2)	Dr. Peterburg also serves as our Interim President and Chief Executive Officer.

Executive Officers

Dr. Yitzhak Peterburg Interim President and Chief Executive Officer	Dr. Peterburg became Interim President and Chief Executive Officer in February 2017 after serving as Chairman of the Board of Directors since January 1, 2015. Dr. Peterburg rejoined Teva’s Board of Directors in 2012, after serving as Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, and serving on Teva’s Board of Directors from 2009 until July 2010. Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. Dr. Peterburg currently serves as the Chairman of Regenera Pharma Ltd. and from 2012 until February 2017 he served as a director on the board of Rosetta Genomics Ltd. Dr. Peterburg received an M.D. degree from Hadassah Medical School and is board-certified in Pediatrics and Health Services Management. Dr. Peterburg received a doctoral degree in Health Administration from Columbia University and an M.Sc. degree in Information Systems from the London School of Economics. Dr. Peterburg is a professor at the School of Business, Ben-Gurion University.

Iris Beck-Codner Group Executive Vice President, Corporate Marketing and Communication	Ms. Beck-Codner became Group Executive Vice President, Corporate Marketing and Communication in 2014. From 2013 to 2014, Ms. Beck-Codner served as Senior Vice President, Chief Communications Officer. From 2009 to 2012, she served as Group CEO of McCann Erickson Israel, IPG and from 2002 to 2008, as Vice President Marketing & Content at Partner Communications Company Ltd. From 1999 to 2000, she served as General Manager of Lever Israel, a wholly-owned subsidiary of Unilever Israel. Ms. Beck-Codner received a B.A. in economic sciences from Haifa University and an M.B.A. with distinction from Bar-Ilan University.

Dipankar Bhattacharjee President and Chief Executive Officer, Global Generic Medicines Group	Mr. Bhattacharjee became President and Chief Executive Officer, Global Generic Medicines Group in December 2016. From 2013 to 2016, Mr. Bhattacharjee served as President and CEO, Generics Europe and from 2009 to 2013, as Chief Executive Officer, Teva UK Limited and later as Senior Vice President, Western Europe. Prior to joining Teva, he served for 15 years at Bausch + Lomb in various senior roles, including as Vice President, Commercial in both Europe and Asia-Pacific regions and as Corporate Vice President and President, Asia Pacific Region. Mr. Bhattacharjee began his career at Nestlé SA and Bank of America. He received a B.A. in Economics from St. Stephens College, University of Delhi and a Master’s

degree in Management Studies from Jamnalal Bajaj Institute of Management Studies, University of Mumbai.

Eyal Desheh Group Executive Vice President, Chief Financial Officer	Mr. Desheh became Group Executive Vice President, Chief Financial Officer in 2012. From October 2013 to February 2014, Mr. Desheh served as Acting President and Chief Executive Officer and from 2008 to 2012, as Teva’s Chief Financial Officer. From 2000 to 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. From 1996 to 2000, he was Chief Financial Officer of Scitex Ltd. From 1989 to 1996, he served as Teva’s Deputy Chief Financial Officer. Mr. Desheh received a B.A. in economics and an M.B.A. in finance, both from the Hebrew University.

Hafrun Fridriksdottir Executive Vice President, President of Global Generics R&D	Hafrun Fridriksdottir became Executive Vice President, President of Global Generics R&D in February 2017, after serving as Senior Vice President and President of Global Generics R&D from 2016. Prior to joining Teva, from 2015 to 2016, Ms. Fridriksdottir served as Senior Vice President and President of Global Generics R&D in Allergan plc. From 2002 to 2015, she held positions of increasing responsibility within the Actavis Group, including Senior Vice President, R&D. From 1997 to 2002, Ms. Fridriksdottir served as Divisional Manager of Development at Omega Pharma, until its merger with Actavis. Ms. Fridriksdottir received an MS degree in pharmacy and a Ph.D. in physical pharmacy from the University of Iceland.

Dr. Michael Hayden President of Global R&D and Chief Scientific Officer	Dr. Hayden joined Teva as President of Global R&D and Chief Scientific Officer in 2012. He is also currently the Killam Professor of Medical Genetics at the University of British Columbia and Canada Research Chair in Human Genetics and Molecular Medicine. He is also the founder and Senior Scientist of the Centre for Molecular Medicine and Therapeutics at the University of British Columbia. Prior to joining Teva, he founded three biotechnology companies (NeuroVir, Aspreva Pharmaceuticals and Xenon Pharmaceuticals Inc.) and served as Chief Scientific Officer of Xenon from 2000 to 2012. He also served as a director of Med Biogene Inc. from 2010 to 2011. He has received numerous awards, including the Canada Gairdner Wightman Award in 2011, the Order of Canada Award in 2010, the highest honor that Canada can give its citizens for exceptional achievement, and the Distinguished Scientist Award of the Canadian Society of Clinical Investigation in 1998 and in 2008 he was named Canada’s Health Researcher of the Year. Dr. Hayden received his MB ChB in Medicine, Ph.D. in Genetics and DCH Diploma in Child Health from the University of Cape Town. He received his American Board Certification in both internal medicine and clinical genetics from Harvard Medical School and an FRCPC in internal medicine from the University of British Columbia.

Dr. Rob Koremans President and CEO, Global Specialty Medicines	Dr. Koremans became President and CEO, Global Specialty Medicines in 2013. From 2012 to 2013, Dr. Koremans served as President and CEO of Teva Pharmaceuticals Europe. Prior to joining Teva, from 2009 to 2012, Dr. Koremans was a member of the Global Leadership Team of Sanofi and served as CEO of Zentiva and as Senior Vice President Generics, Strategy and Development at Sanofi. Before joining Sanofi, Dr. Koremans served as CEO of Cryo-Save, as a member of the Executive Board in charge of Global Commercial Operations for Grunenthal GmbH and as Vice President Europe, Middle-East and Africa for Serono. Dr. Koremans received a medical degree from the Erasmus University of Rotterdam.

Dr. Carlo de Notaristefani President and Chief Executive Officer, Global Operations	Dr. de Notaristefani joined Teva as President and Chief Executive Officer, Global Operations in 2012. Prior to joining Teva, from 2004 to 2011, Dr. de Notaristefani was a member of the senior management team at Bristol-Myers Squibb, where he served as President Technical Operations and Global Support Functions, with responsibility for global supply chain operations, quality and compliance, procurement and information technology. Before joining Bristol-Myers Squibb, Dr. de Notaristefani held several senior positions of increasing responsibility in the areas of global operations and supply chain management with Aventis, Hoechst Marion Roussell and Marion Merrell Dow. Dr. de Notaristefani holds a doctoral degree in chemical engineering from the University of Naples.

Mark Sabag Group Executive Vice President, Human Resources	Mr. Sabag became Group Executive Vice President, Human Resources in August 2013. From 2012 to 2013, Mr. Sabag served as Global Deputy Vice President, Human Resources. From 2010 to 2012, he served as Vice President, Human Resources for Teva’s International Group. From 2006 to 2010, he served as Vice President, Human Resources International Group and Corporate Human Capital. Prior to joining Teva, Mr. Sabag held senior human resources roles with Intel Corporation. Mr. Sabag received a B.A. in Economics and Business Management from Haifa University.

David M. Stark Group Executive Vice President, Chief Legal Officer	Mr. Stark became Group Executive Vice President, Chief Legal Officer in November 2016. From 2014 to 2015, Mr. Stark was Senior Vice President and General Counsel, Global Specialty Medicines. Since joining Teva in 2002, Mr. Stark served in a series of roles with increasing responsibilities in Teva North America and Teva Americas, including as Senior Director, Deputy General Counsel, and Vice President and General Counsel. Prior to joining Teva, Mr. Stark was an associate attorney in the litigation departments at Willkie Farr & Gallagher LLP between 1998 and 2002, Chadbourne & Parke between 1997 and 1998 and Haight, Gardner, Poor & Havens between 1994 and 1997. Mr. Stark received a J.D. from New York University School of Law and a B.A. in political science from Northeastern University, summa cum laude.
Timothy R. Wright Executive Vice President, Business Development, Strategy and Innovation	Mr. Wright joined Teva as Executive Vice President, Business Development, Strategy and Innovation, in April 2015. Mr. Wright is the founder and Chairman of the Drug Discovery and Development Institute for The Ohio State University Comprehensive Cancer Center and served as a Director there from 2011 to 2015. He is currently a member of the Ohio State Innovation Foundation Board and the Ohio State School of Pharmacy External Advisory Board. He served as President of Covidien Pharmaceuticals from 2007 to 2010. He was CEO (Interim) & President, a member of the board of directors and Chief Operating Officer at AAI Pharmaceuticals/Xanodyne from 2004 to 2007. He served at Elan Bio-Pharmaceuticals as President, Global Operations from 2001 to 2004 and President, Europe, Japan & ROW and Executive Vice President, Business Development & Licensing from 2001 to 2002. During 1984 to 1999, he served at DuPont Merck Pharmaceutical Company, holding roles such as Senior Vice President, Strategy & Corporate Business Development from 1996 to 1999, Vice President, Strategic Marketing & Operations—Europe from 1995 to 1996, President & CEO, Toronto, Canada from 1993 to 1995, and Vice President, Marketing from 1990 to 1993. Mr. Wright holds a B.sc. from Ohio State University.

Directors

Dr. Sol J. Barer Chairman of the Board Committees: - Science and Technology (Chair) - Corporate Responsibility (Vice Chair)	Dr. Barer became Chairman of the Board of Directors on February 6, 2017, after joining Teva’s Board of Directors in January 2015. Dr. Barer is Managing Partner at SJ Barer Consulting. From 1987 to 2011, he served in top leadership roles at Celgene Corporation, including as Executive Chairman from 2010 to 2011, Chairman and CEO from 2007 to 2010, CEO from 2006 to 2010, President and Chief Operating Officer from 1994 to 2006 and President from 1993 to 1994. Prior to that, he was a founder of the biotechnology group at the chemical company Celanese Corporation, which was later spun off as Celgene. Dr. Barer serves on the board of directors of Contrafect. He served on the board of Aegerion Pharmaceuticals from 2011 to November 2016 and on the board of Amicus Therapeutics from 2009 to February 2017. Dr. Barer is Chairman of the Board of InspireMD, Edge Therapeutics and Aevi Genomics (formerly Medgenics). Dr. Barer received his Ph.D. in organic and physical chemistry from Rutgers University and his B.S. in Chemistry from Brooklyn College of the City University of New York.

With his long career as a senior pharmaceutical executive and leadership roles in various biopharmaceutical companies, Dr. Barer provides broad and experienced knowledge of the global pharmaceutical business and industry as well as extensive scientific expertise.

Roger Abravanel Committees: - Human Resources and Compensation - Corporate Governance and Nominating - Finance and Investment	Mr. Abravanel joined Teva’s Board of Directors in 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013, as a director of Luxottica Group SpA. from 2006 to 2014 and as a director of Admiral Group plc from 2012 to 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Polytechnic University in Milan and an M.B.A. from INSEAD (with distinction).
Mr. Abravanel’s years of service as an international business consultant, including to the pharmaceutical industry, together with his service as a director at leading firms in Europe, provides a broad business and management perspective.

Rosemary A. Crane Committees: - Science and Technology - Corporate Responsibility	Ms. Crane joined Teva’s Board of Directors in September 2015. Ms. Crane served as President and Chief Executive Officer of MELA Sciences, Inc. from 2013 to 2014. Ms. Crane was Head of Commercialization and a partner at Appletree Partners from 2011 to 2013. From 2008 to 2011, she served as President and Chief Executive Officer of Epocrates Inc. Ms. Crane served in various senior executive positions at Johnson & Johnson from 2002 to 2008, including as Group Chairman, OTC & Nutritional Group from 2006 to 2008, as Group Chairman, Consumer, Specialty Pharmaceuticals and Nutritionals from 2004 to 2006, and as Executive Vice President of Global Marketing for the Pharmaceutical Group from 2002 to 2004. Prior to that, she held various positions at Bristol-Myers Squibb from 1982 to 2002, including as President of U.S. Primary Care from 2000 to 2002 and as President of Global Marketing and Consumer Products from 1998 to 2000. Ms. Crane has served as Vice Chairman of the Board of Zealand Pharma A/S since 2015 and as a director of Unilife Corporation since October 2016. Ms. Crane received an M.B.A. from Kent State University and a B.A. in communications and English from the State University of New York.

With over 30 years of experience in commercialization and business operations, primarily in the pharmaceutical and biotechnology industries, and more than 25 years of therapeutic and consumer drug launch expertise, Ms. Crane provides broad and experienced knowledge of the global pharmaceutical business and industry.

Amir Elstein Committees: - Corporate Governance and Nominating (Chair) - Finance and Investment (Vice Chair) - Science and Technology	Mr. Elstein rejoined Teva’s Board of Directors in 2009. From January 2014 to July 2014, he served as Vice Chairman of the Board of Directors of Teva. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governors of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein served as the Chairman of the Board of Directors of Israel Corporation from 2010 to 2013. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where his most recent position was Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem, an M.Sc. in solid state physics from the Hebrew University and a diploma of Senior Business Management from the Hebrew University.

Mr. Elstein’s leadership positions in various international corporations, including his experience as a chairman in international public companies and his service as an executive officer at Teva and other companies, provides global business management and pharmaceutical expertise.

Jean-Michel Halfon Committees: - Audit (Vice Chair) - Human Resources and Compensation (Chair) - Science and Technology	Mr. Halfon joined Teva’s Board of Directors in 2014. He currently serves as an independent consultant, providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies. From 2008 to 2010, Mr. Halfon served as President and General Manager of Emerging Markets at Pfizer Inc., after serving in various senior management positions since 1989. From 1987 to 1989, Mr. Halfon served as Director of Marketing in France for Merck & Co., Inc. Mr. Halfon received a B.S. from Ecole Centrale des Arts et Manufactures and an M.B.A. from Institut Supérieur des Affaires.
Mr. Halfon’s years of experience in senior management at leading pharmaceutical companies, particularly his experience with emerging markets, provides expertise in international pharmaceutical operations and marketing.

Gerald M. Lieberman Committees: - Human Resources and Compensation - Finance and Investment	Mr. Lieberman joined Teva’s Board of Directors in September 2015. Mr. Lieberman is currently a special advisor at Reverence Capital Partners, a private investment firm focused on the middle-market financial services industry. From 2000 to 2009, Mr. Lieberman was an executive at AllianceBernstein L.P., where he served as President and Chief Operating Officer from 2004 to 2009, as Chief Operating Officer from 2003 to 2004 and as Executive Vice President, Finance and Operations from 2000 to 2003. From 1998 to 2000, he served as Senior Vice President, Finance and Administration at Sanford C. Bernstein & Co., Inc., until it was acquired by Alliance Capital in 2000, forming AllianceBernstein L.P. Prior to that, he served in various executive positions at Fidelity Investments and at Citicorp. Mr. Lieberman served on the board of directors of Forest Laboratories, LLC from 2011 to 2014, Computershare Ltd. from 2010 to 2012 and AllianceBernstein L.P. from 2004 to 2009. Mr. Lieberman received a B.S. in business from the University of Connecticut.

With his many years of experience as an executive in leading financial services companies, Mr. Lieberman provides finance, risk management and operating expertise for large, complex organizations.

Galia Maor Committees: - Audit - Corporate Governance and Nominating - Finance and Investment (Chair)	Ms. Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of Bank Leumi le-Israel B.M. Group from 1995 to 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Ms. Maor serves as a member of Council and on the Finance Committee of the Open University of Israel since 1988 and as Chairperson of the Circle of Friends of Sheba Medical Center in Israel since 2013. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University and an M.B.A. from the Hebrew University.

Ms. Maor’s experience in the private sector as one of Israel’s leading banking executives and as a senior executive at Bank of Israel, as well as her service on various committees regarding the Israeli capital market and banking system, provides financial, capital markets, accounting and regulatory expertise.

Joseph Nitzani Committees: - Audit (Chair) - Human Resources and Compensation (Vice Chair) - Corporate Governance and Nominating - Finance and Investment - Corporate Responsibility	Mr. Nitzani joined Teva’s Board of Directors in 2008. From 2008 to 2010, Mr. Nitzani served as Chairman of Hadassah Medical Center, after serving as a director there from 1996 to 2008. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., where his most recent position was Head of the Client Assets Private Banking and Consulting Division. Previously, he served as Managing Director of the Government Companies Authority from 1991 to 1995 and CEO of the Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani served as a director in three subsidiaries of Migdal Capital Markets Group from December 2009 (and as a Chairman of one of them from 2010) to 2013. Mr. Nitzani also served as a director of the Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, and of Adanim Mortgage Bank from 2006 to 2008. Mr. Nitzani serves as chairman of the endowment fund and as a member of the investment funds committee of Tel Aviv University since 2012. Mr. Nitzani received a B.A. in economics from Bar-Ilan University and an M.B.A. (with distinction) from Tel Aviv University.
Mr. Nitzani’s years as an executive in the banking, finance and insurance industries, as well as his governmental, regulatory and hospital administration experience, provides broad business, capital markets, financial, accounting, healthcare and regulatory expertise.

Dr. Yitzhak Peterburg Interim President and CEO	The biography of Dr. Yitzhak Peterburg, our Interim President and Chief Executive Officer, and one of our directors, appears under “—Executive Officers” above.

Ory Slonim Committees: - Audit - Corporate Governance and Nominating (Vice Chair) - Corporate Responsibility (Chair)	Mr. Slonim rejoined Teva’s Board of Directors in 2008. Mr. Slonim has been an attorney in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. He served as a director and Chairman of the audit committee of U. Dori Group Ltd. from 1993 to 2011, as a director of Oil Refineries Ltd. from 2007 to 2012 and as Vice Chairman of Harel Insurance Investments and Financial Services Ltd. from 2008 to 2013. From 1988 to 2007, he served as Vice Chairman of the Board of Migdal Insurance and Financial Holdings Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risk Management Plans since 2005. Mr. Slonim received the Presidential Volunteer Medal in 1992 and the Presidential Medal of Distinction in 2012. Mr. Slonim received an LL.B degree from the Hebrew University.

Mr. Slonim’s legal background and many years of service on boards of leading firms in Israel provides expertise in risk management, governance and regulatory matters.

Gabrielle Sulzberger Committees: - Audit - Human Resources and Compensation (Vice Chair) - Corporate Responsibility	Ms. Sulzberger joined Teva’s Board of Directors in September 2015. Ms. Sulzberger has served as General Partner and Investment Manager of Rustic Canyon/Fontis Partners, L.P., a diversified investment fund, since its inception in October 2005. Ms. Sulzberger has served on the board of directors of Whole Foods Market, Inc. since 2003 and chaired the audit committee until 2016, and she serves on the board of directors of Brixmor Property Group since 2015. Ms. Sulzberger served on the board of directors of Stage Stores, Inc. from 2010 to 2015. She has also served as chief financial officer of several privately owned companies and as a principal in several private equity capital funds. Ms. Sulzberger received a B.A. in urban studies from Princeton University, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

Ms. Sulzberger’s entrepreneurial background, years of service as a public company director, including as chair of the audit committee, and her experience as a chief financial officer provides us with financial, leadership, strategy and risk assessment expertise.

Compensation of Executive Officers and Directors

Certain Compensation-Related Requirements of the Israeli Companies Law

As required by the Israeli Companies Law, 1999 (the “Israeli Companies Law”), we have adopted a compensation policy regarding the terms of office and employment of our office holders, including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and other benefits (“Terms of Office and Employment”). The term “office holder,” as defined in the Israeli Companies Law, includes directors, the chief executive officer, other executive officers and any other managers directly subordinate to the chief executive officer. Our current Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved at our 2016 annual general meeting of shareholders.

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

Pursuant to the Israeli Companies Law, arrangements between Teva and its office holders must generally be consistent with the Compensation Policy. However, under certain circumstances, we may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a special majority of our shareholders, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the company.

In addition, pursuant to the Israeli Companies Law, the Terms of Office and Employment of office holders generally require the approval of the Compensation Committee and the Board of Directors. The Terms of Office and Employment of directors (including those of a chief executive officer who is a director) further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, the approval of the shareholders by the special majority mentioned above is also generally required. Pursuant to regulations promulgated under the Israeli Companies Law, shareholder approval is not required with respect to the remuneration granted to a director or a chief executive officer for the period following his or her appointment until the next general meeting of shareholders, provided such remuneration is approved by the Compensation Committee and the Board of Directors, is consistent with the Compensation Policy and is on similar or less favorable terms than those of such person’s predecessor.

Under certain circumstances, if the Terms of Office and Employment of office holders who are not directors are not approved by the shareholders (where such approval is required), the Compensation Committee and the Board of Directors may nonetheless approve such terms. In addition, non-material amendments of the Terms of Office and Employment of office holders who are not directors may be approved by the Compensation Committee only and non-material amendments of the Terms of Office and Employment of executive officers other than the chief executive officer may be approved by the chief executive officer only, provided such approval is permitted under the Compensation Policy.

Aggregate Executive Compensation

The aggregate compensation granted to our ten executive officers serving in such capacity as of December 31, 2016 during or with respect to the year ended December 31, 2016 was $19.0 million, and with respect to our two executive officers whose service as executive officers ended during 2016 was $3.6 million (all as recorded in our financial statements for the year ended December 31, 2016, including cash bonuses with respect to 2016, but excluding equity-based compensation).

For a discussion of the compensation granted to our five most highly compensated office holders during or with respect to 2016, see “Individual Covered Executive Compensation” below and for a discussion of the compensation paid to our directors during or with respect to 2016, see “Compensation of Directors” below.

Our ten executive officers serving in such capacity as of December 31, 2016 had an aggregate cash gain of $3,966,124 in 2016 as a result of the sale of exercised share options and vested restricted share units (“RSUs”), and the aggregate cash gain of the executive officers whose service as executive officers ended during 2016 was $732,926.

In 2016, options to purchase an aggregate of 949,723 Teva shares were awarded to our executive officers serving in such capacity as of December 31, 2016 at a weighted average exercise price of $54.90 per share and a weighted average grant date fair value of $9.84 per share, with expiration dates in 2026, as well as 160,073 performance share units (“PSUs”) with a weighted average grant date fair value of $51.38 per unit and 22,168 RSUs with a weighted average grant date fair value of $50.43 per unit. In 2016, options to purchase an aggregate of 224,325 Teva shares were awarded to executive officers whose service as executive officers ended during 2016 at a weighted average exercise price of $54.69 per share and a weighted average grant date fair value of $9.81 per share, with expiration dates in 2026, as well as 43,146 PSUs with a weighted average grant date fair value of $50.99 per unit.

The aggregate grant date fair value of this equity-based compensation granted in 2016 is approximately $23.1 million. For general information regarding our equity-based incentive plan, see “Equity-Based Plans” below.

Individual Covered Executive Compensation

The table and summary below outline the compensation granted to our five most highly compensated office holders as part of their Terms of Office and Employment during or with respect to the year ended December 31, 2016, as recorded in our financial statements for the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table(1)

Information Regarding the Covered Executive		Compensation for Services				Other Compensation		Total ($)
Name and Principal Position(2)	Holdings in Teva (%)(3)	Base Salary ($)	Benefits and Perquisites ($)(4)	Cash Bonuses ($)(5)	Equity-Based Compensation ($)(6)	Rent ($)(7)	Other ($)(8)
Dr. Michael Hayden(9)	*	1,071,000	805,419	970,202	2,155,849	96,000	500,000	5,598,470
President of Global R&D and Chief Scientific Officer

Dr. Carlo de Notaristefani(10)	*	835,832	228,467	872,532	2,013,316			3,950,147
President and Chief Executive Officer, Global Operations

Former Executive Officers

Erez Vigodman(11)	*	1,528,437	824,040		2,952,979			5,305,456
Former President and Chief Executive Officer

Richard S. Egosi(12)	*	743,487	304,285	458,949	3,837,397			5,344,118
Former Group Executive Vice President, Chief Legal Officer

Sigurdur (Siggi) Olafsson(13)	*	1,060,084	79,859	885,822	2,623,004		51,250	4,700,019
Former President and Chief Executive Officer, Global Generic Medicines Group

*	Less than 0.1%.
(1)	Amounts reported are in terms of cost to Teva.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at a monthly average conversion rate for 2016.
(3)	The percentage reported in this column reflects the number of ordinary shares or ADSs as well as vested equity-based awards held by the Covered Executive on January 31, 2017.
(4)

Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, personal injury), phone and telecommunications, meals, clothing allowance, employee stock purchase plan, child tuition, convalescence pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Teva guidelines.

With respect to Dr. Hayden, these amounts also include payments and benefits associated with his presence in Israel and include payments such as family visitation travel expenses and medical insurance reimbursement for Dr. Hayden and his wife.

(5)	Amounts reported in this column refer to cash bonuses granted with respect to 2016. For further information regarding the annual cash bonuses for our Covered Executives for 2016, see below under “Annual Cash Bonuses for 2016.” Mr. Vigodman waived his eligibility to receive an annual cash bonus for 2016.

(6)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016, with respect to equity-based compensation awarded to our Covered Executives. Assumptions and key variables used in the calculation of such amounts are discussed in note 14 to our consolidated financial statements. The number of PSUs referred to under “Compensation of Executive Officers and Directors” refers to the target number of PSUs that may be earned by a Covered Executive upon the performance of 100% of the goals set forth in the Covered Executive’s award, other than with respect to the PSUs granted in 2014, which reflects performance of approximately 113% of the goals set forth in such awards, although not yet vested as of the date of this report. For further discussion regarding the PSUs granted to our Covered Executives, see below under “Performance Share Units” and footnote 13 below. For additional information regarding our equity incentive plans, see “Equity-Based Plans” below.

(7)	Amounts reported in this column refer to payment or reimbursement for rent and the cost of utilities for a family residence associated with Dr. Hayden’s presence in Israel.

(8)	Amounts reported in this column for Dr. Hayden reflect his retention bonus paid in 2016.

As a result of previous accruals and the insurance coverage purchased by us, no additional expenses have been recorded in our financial statements for the year ended December 31, 2016 with respect to Mr. Egosi’s termination payments. See the last paragraph of footnote 12 for additional payments made to Mr. Egosi’s estate that are not reflected in the compensation table above.

Amounts reported in this column for Mr. Olafsson reflect the value of payments and benefits recorded in our financial statements for the year ended December 31, 2016 relating to the termination of his employment. Such amounts do not include amounts recognized in previous years related to such termination payments or amounts to be recorded and paid during 2017 related to Mr. Olafsson’s termination of employment.

(9)	Dr. Hayden

Upon his joining Teva in 2012, Dr. Hayden was granted options to purchase 275,000 Teva shares (with an exercise price of $42.19 per share) and 54,455 RSUs under our 2010 Long-Term Equity-Based Incentive Plan (as amended, the “2010 Plan”), all of which have vested as of the date of this report. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $532,870.

In March 2014, Dr. Hayden was granted options to purchase 98,581 Teva shares (with an exercise price of $48.76 per share), of which 33% have vested as of the date of this report, and 20,066 PSUs, approximately 113% of which have been earned and none of which have vested as of the date of this report, all granted under the 2010 Plan. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $669,169.

In February 2015, Dr. Hayden was granted options to purchase 94,343 Teva shares (with an exercise price of $57.35 per share), of which 33% have vested as of the date of this report, and 17,773 PSUs, none of which have been earned or have vested as of the date of this report, all granted under the 2010 Plan. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $475,785.

In February 2016, Dr. Hayden was granted options to purchase 99,904 Teva shares (with an exercise price of $55.75 per share) and 19,219 PSUs under our 2015 Long-Term Equity-Based Incentive Plan (as amended, the “2015 Plan”), none of which have been earned or have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $432,410.

In May 2016, Dr. Hayden was granted options to purchase 16,687 Teva shares (with an exercise price of $50.43 per share) and 3,207 PSUs under the 2015 Plan, none of which have been earned or have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $45,615.

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

All termination payments and benefits in excess of those required to be paid pursuant to applicable Israeli law are subject to the execution of a release of claims and shall immediately terminate without further obligation to Teva in the event that Dr. Hayden breaches his non-compete obligations (which apply for a period of twelve months following termination) or his confidentiality obligations (which apply indefinitely) and other restrictive covenants.

Teva has agreed to support certain academic and research activities associated with Dr. Hayden, by contributing up to $1 million in each of the first three years of his employment. Teva is entitled to information rights and a right of first offer with respect to the results of such research activities. These research activities are supported by Teva following Dr. Hayden’s recommendations.

(10)	Dr. de Notaristefani

Upon his joining Teva in 2012, Dr. de Notaristefani was granted options to purchase 150,003 Teva shares (with an exercise price of $40.87 per share), and 29,013 RSUs under the 2010 Plan, all of which have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $438,178.

In March 2014, Dr. de Notaristefani was granted options to purchase 98,581 Teva shares (with an exercise price of $48.76 per share), of which 33% have vested as of the date of this report, and 20,066 PSUs, approximately 113% of which have been earned and none of which have vested as of the date of this report, all granted under the 2010 Plan. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $669,169.

In February 2015, Dr. de Notaristefani was granted options to purchase 89,376 Teva shares (with an exercise price of $57.35 per share), of which 33% have vested as of the date of this report, and 16,838 PSUs, none of which have been earned or have vested as of the date of this report, all granted under the 2010 Plan. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $450,753.

In February 2016, Dr. de Notaristefani was granted options to purchase 99,904 Teva shares (with an exercise price of $55.75 per share) and 19,219 PSUs under the 2015 Plan, none of which have been earned or have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $432,410.

In May 2016, Dr. de Notaristefani was granted options to purchase 8,346 Teva shares (with an exercise price of $50.43 per share) and 1,603 PSUs under the 2015 Plan, none of which have been earned or have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $22,806.

Dr. de Notaristefani’s employment terms generally require the parties to provide three months’ notice of termination of employment other than in connection with a termination for cause. We may waive Dr. de Notaristefani’s services during such notice period or any part thereof, on the condition that we pay him his monthly base salary and all additional compensation and benefits in respect of such waived period.

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

All termination payments and benefits in excess of those required to be paid pursuant to applicable law are subject to the execution of a release of claims, and shall immediately terminate without further obligation to Teva, and Dr. de Notaristefani shall promptly repay Teva any such payments or benefits provided, in the event that he breaches his non-compete obligations (which apply until the twelve-month anniversary of his termination date), confidentiality obligations (which apply indefinitely) and other restrictive covenants.

(11)	Mr. Vigodman

Mr. Vigodman served as Teva’s President and Chief Executive Officer from February 2014 until February 2017 and also as a director on our Board of Directors from 2009 until February 2017. His employment with Teva will cease in November 2017.

In February 2014, Mr. Vigodman was granted options to purchase 280,702 Teva shares (with an exercise price of $41.05 per share) and 15,660 RSUs under the 2010 Plan, of which 67% have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $1,217,834.

In February 2015, Mr. Vigodman was granted options to purchase 163,859 Teva shares (with an exercise price of $57.35 per share), of which 33% have vested as of the date of this report, and 30,869 PSUs, none of which have been earned or have vested as of the date of this report, all granted under the 2010 Plan. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $826,369.

In February 2016, Mr. Vigodman was granted options to purchase 174,828 Teva shares (with an exercise price of $55.75 per share) and 33,634 PSUs, none of which have been earned or have vested as of the date of this report, all granted under the 2015 Plan. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $756,725.

In May 2016, Mr. Vigodman was granted options to purchase 55,621 Teva shares (with an exercise price of $50.43 per share) and 10,690 PSUs under the 2015 Plan, none of which have been earned or have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $152,051.

Pursuant to Mr. Vigodman’s employment terms, in connection with his termination of employment, Mr. Vigodman will be entitled to receive payments associated with termination as required pursuant to applicable Israeli law, certain accrued obligations and a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his monthly base salary multiplied by the number of his years of service. Mr. Vigodman is also entitled to receive an amount equal to eighteen times his monthly base salary, in consideration for and conditioned upon his undertaking not to compete with Teva for one year following termination and other restrictive covenants.

Mr. Vigodman is also entitled to continued vesting of equity-based awards for twelve months following termination and an extension of the exercise period of outstanding options for a period of ninety days after such twelve month period.

All termination payments and benefits in excess of those required to be paid pursuant to applicable law are subject to the execution of a release of claims, and shall immediately terminate without further obligation to Teva in the event that he breaches his non-compete obligations (which apply until the twelve-month anniversary of his termination date), confidentiality obligations (which apply indefinitely) and other restrictive covenants.

(12)	Mr. Egosi

Mr. Egosi served as Executive Vice President, Chief Legal Officer from 2010 until November 2016. Mr. Egosi passed away in November 2016.

In March 2014, Mr. Egosi was granted options to purchase 87,625 Teva shares (with an exercise price of $48.76 per share), of which 33% have vested as of the date of this report, and 17,837 PSUs, approximately 113% of which have been earned and none of which have vested as of the date of this report, all granted under the 2010 Plan. Pursuant to the 2010 Plan and the award agreement, these awards will continue to vest and settle in accordance with their original schedule, the options will remain exercisable until their expiration date. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $982,227.

In February 2015, Mr. Egosi was granted options to purchase 79,446 Teva shares (with an exercise price of $57.35 per share), of which 33% have vested as of the date of this report, and 14,967 PSUs, none of which have been earned or have vested as of the date of this report, all granted under the 2010 Plan. Pursuant to the 2010 Plan and the award agreement, these awards will continue to vest and settle in accordance with their original schedule, the options will remain exercisable until their expiration date and the PSUs will be earned based on actual performance during the performance period. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $1,255,171.

In February 2016, Mr. Egosi was granted options to purchase 79,924 Teva shares (with an exercise price of $55.75 per share) and 15,375 PSUs under the 2015 Plan, all of which vested as of the date of this report. Pursuant to the 2015 Plan, the vesting of these awards was accelerated, the options will remain exercisable until their expiration date, and the PSUs will be settled based on target performance. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $1,600,000.

Pursuant to Mr. Egosi’s employment terms, Mr. Egosi’s estate is entitled to receive $4.1 million, composed of a partial annual cash bonus for 2016, a cash severance payment equal to twice his annual base salary, payment of certain costs associated with medical insurance for his family members for nine months, a contribution by Teva to a defined contribution plan and a lump sum death benefit under his supplemental executive retirement plan.

(13)	Mr. Olafsson

Mr. Olafsson served as President and Chief Executive Officer Global Generic Medicines Group from July 2014 until December 2016. His employment with Teva will cease in August 2017.

In August 2014, Mr. Olafsson was granted options to purchase 88,238 Teva shares (with an exercise price of $54.02 per share), of which 33% have vested as of the date of this report, and 18,229 PSUs, approximately 113% of which have been earned and none of which have vested as of the date of this report, all granted under the 2010 Plan. The remaining unvested options and the PSUs will continue to vest according to their original schedule until the termination of his employment, with any unvested options on the date of termination continuing to vest for an additional term of one year following the termination date pursuant to Mr. Olafsson’s employment terms. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $716,711.

In February 2015, Mr. Olafsson was granted options to purchase 94,343 Teva shares (with an exercise price of $57.35 per share), of which 33% have vested as of the date of this report, and 17,773 PSUs, none of which have been earned or have vested as of the date of this report, all granted under the 2010 Plan. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $475,785.

In October 2015, Mr. Olafsson was granted a one-time grant of options to purchase 160,114 Teva shares (with an exercise price of $59.19 per share) and 31,731 PSUs under the 2015 Plan, none of which have been earned or have vested as of the date of this report. The grant date fair value of such awards recorded in our financial statements for the year ended December 31, 2016 is $876,457. The number of PSUs earned under this award (which is also subject to a three-year vesting term) is based on the achievement of stock price goals within a three-year period.

In February 2016, Mr. Olafsson was granted options to purchase 99,904 Teva shares (with an exercise price of $55.75 per share) and 19,219 PSUs under the 2015 Plan, none of which have been earned or have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $432,410.

In May 2016, Mr. Olafsson was granted options to purchase 44,497 Teva shares (with an exercise price of $50.43 per share) and 8,552 PSUs under the 2015 Plan, none of which have been earned or have vested as of the date of this report. The grant date fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2016 is $121,641.

Pursuant to Mr. Olafsson’s employment terms, in connection with his termination of employment, Mr. Olafsson will be entitled to receive certain accrued obligations, a make-up payment equal to the product of one and one-half times his monthly base salary multiplied by the number of his years of service, continued payment of his monthly base salary for twelve months, payment of legal fees and payment of certain costs associated with medical insurance for eighteen months following termination.

All termination payments and benefits in excess of those required to be paid pursuant to applicable law are subject to the execution of a release of claims, and shall immediately terminate without further obligation to Teva, and shall require Mr. Olafsson to promptly repay to us any payments or benefits provided, in the event that he breaches his non-compete obligations (which apply until the twelve-month anniversary of his termination date), confidentiality obligations (which apply indefinitely) and other restrictive covenants.

Annual Cash Bonuses for 2016

As provided in our Compensation Policy, annual cash bonuses are aimed to ensure that our executive officers are aligned in reaching Teva’s short- and long-term goals. Annual cash bonuses are therefore a strictly pay-for-performance compensation element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

The Compensation Committee and the Board of Directors have approved the following annual cash bonus objectives and payout terms for 2016 for our Covered Executives (other than for Mr. Vigodman), consistent with our annual operating plan approved by the Board of Directors, as well as the Compensation Policy:

•

60% of the 2016 annual cash bonus objectives were based on overall company performance measures, using key performance indicators. These key performance indicators are composed of: 35% non-GAAP earnings per share, 20% net revenue (subject to adjustment for currency fluctuations), 15% free cash flow (excluding legal settlements), 15% integration, 5% quality, 5% safety and 5% compliance.

•

20% of the 2016 annual cash bonus objectives were based on business unit/cluster/regional performance measures. These performance measures are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Teva’s annual operating plan.

•	20% of the 2016 annual cash bonus objectives were based on an evaluation of each Covered Executive’s performance in 2016 by the Compensation Committee and the Board of Directors.

The payout terms for the annual cash bonus for 2016 for our Covered Executives (other than for Mr. Vigodman) are as follows:

Level of Achievement of Performance Criteria*	% Achievement of Performance Criteria	Potential Annual Incentive as a % of Annual Base Salary
Threshold	85% and below	No annual bonus payment
Target	100%	100%
Maximum Bonus	120%	200%

(*)	Payouts for performance are determined linearly based on a straight-line interpolation of the applicable payout range (i.e., 6.67% for each percentile change in performance between threshold and target and 5% for each percentile change in performance between target and maximum).

No additional payout is made for performance in excess of 120% achievement of the performance criteria.

Equity-Based Plans

As provided in our Compensation Policy, equity-based compensation is intended to reward future performance, as reflected by the market price of our ordinary shares or ADSs and/or other performance criteria, and is used to align our executive officers’ long-term interests with those of Teva and its shareholders, as well as to attract, motivate and retain executive officers for the long term.

The purpose of the 2010 Plan and 2015 Plan is to assist Teva in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to Teva and its affiliates, and (b) promoting the creation of long-term value for our shareholders by closely aligning the interests of such individuals with those of such shareholders.

2010 Long-Term Equity-Based Incentive Plan

The 2010 Plan, which was approved at our 2010 annual general meeting of shareholders, allows for the grant of share options, as well as restricted shares, RSUs and other share-based awards. The 2010 Plan expired on June 28, 2015 (except with respect to awards outstanding on that date), and no additional awards under the 2010 Plan may be made.

As of December 31, 2016, out of the 70 million shares originally authorized under the 2010 Plan, awards covering 29,962,995 Teva shares were outstanding and 28,441,615 shares had been issued.

The 2010 Plan generally provides that (i) the exercise price of each option may not be less than the fair market value of one share on the date of grant; (ii) the term of each option may not exceed ten years from the date of grant; (iii) subject to any acceleration of vesting in connection with a change in control of Teva (as defined in the 2010 Plan) or certain similar corporate transactions, no options, restricted shares or RSUs granted under the 2010 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant (or, in the case of directors, the second anniversary); (iv) any share underlying an award granted under the 2010 Plan that is not purchased or issued could have been used for the grant of additional awards under the 2010 Plan (provided that shares withheld in consideration for the payment of the exercise price or taxes relating thereto will constitute shares delivered); and (v) unless determined otherwise in a sub-plan or an award agreement, if a participant ceases to be employed by Teva or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by Teva or such affiliate for cause, such participant’s vested options will remain exercisable for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the option’s original expiration date, unvested restricted shares and unvested RSUs will be forfeited for no consideration, and vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Teva or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options (both vested and unvested) will terminate immediately as of the termination date, unless prohibited by applicable law, and unvested restricted shares and RSUs (both vested and unvested) will be forfeited for no consideration. In the event of termination due to death, disability or a qualifying retirement, the participant’s options, restricted shares and RSUs will continue to vest, as if no termination had occurred, and, if applicable, will remain exercisable through their original expiration date or settle in accordance with the schedule set forth in the applicable award agreement.

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

For information regarding the aggregate equity-based compensation awarded in 2016 to our executive officers, see “Aggregate Executive Compensation” above.

2015 Long-Term Equity-Based Incentive Plan

The 2015 Long-Term Equity-Based Incentive Plan was approved at our 2015 annual general meeting of shareholders and amended at our 2016 annual general meeting of shareholders to increase the number of shares reserved for issuance thereunder. The 2015 Plan allows for the grant of share options, as well as restricted shares, RSUs, performance awards, share appreciation rights (“SARs”) and other share-based awards. The 2015 Plan replaced our 2010 Plan, and will terminate on September 2, 2020 (except with respect to awards outstanding on that date).

Under the 2015 Plan, 77,000,000 ordinary shares or ADSs are reserved for issuance, in a “fungible pool” available for issuance thereunder or pursuant to the exercise of options or SARs, or the settlement of awards subject to settlement, to be granted thereunder, of which approximately 56,067,790 remained available for issuance as of December 31, 2016. In addition, to the extent that any outstanding grant under the 2010 Plan expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of shares to which the grant related, the number of such undelivered shares will increase the maximum number of shares available for grant under the 2015 Plan by up to a maximum of 41,283,682 shares (subject to adjustment in accordance with the terms of the 2015 Plan). The pool of available shares will be reduced by one share for every option or SAR that is granted. Each “full-value” award will reduce the pool according to a ratio determined on or about the grant date, based on the ratio of the fair value of the “full value” award to the fair value of an option or SAR, as applicable. “Full-value” awards are any awards other than options or SARs, including restricted shares, RSUs, performance awards and other share-based awards denominated in full shares. Equity-based awards assumed or substituted by Teva or its affiliates as part of a corporate transaction (including, without limitation, from an entity that is merged into or with Teva, acquired by us or otherwise involved in a similar corporate transaction with us) will not count against the number of shares reserved and available for issuance pursuant to the 2015 Plan. In connection with the Actavis Generics and Anda acquisitions, Teva issued an aggregate of 1,574,005 “substitute awards” of share options, restricted shares and RSUs under the 2015 Plan.

The 2015 Plan generally provides that (i) the exercise price or base price of each option or SAR may not be less than the fair market value of one share on the date of grant; (ii) the term of each option or SAR may not exceed ten years from the date of grant; (iii) subject to any acceleration of vesting in connection with a change in control of Teva (as defined in the 2015 Plan) or certain similar corporate transactions, except for awards granted to non-employee directors, no options, restricted shares, RSUs, performance awards or SARs granted under the 2015 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant and we may require that certain performance objectives be met for purposes of vesting in awards of options, restricted shares, RSUs or SARs; (iv) any shares underlying an award granted under the 2015 Plan that are not delivered as a result of an award that has expired, or has been canceled, forfeited, settled in cash or otherwise terminated without delivery to the participant of the full number of shares to which the award related may be used for the grant of additional awards under the 2015 Plan, however, shares withheld from an award in payment of the exercise price or taxes relating thereto will constitute shares delivered under the 2015 Plan and will not again be available for issuance thereunder; and (v) unless otherwise provided in a subplan or award agreement or otherwise determined by us, if a participant ceases to be employed by Teva or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by Teva or such affiliate for cause, such participant’s options and SARs will remain exercisable, to the extent exercisable at the time of cessation of employment, for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the original expiration date of the option or SAR, such participant’s unvested restricted shares, unvested RSUs and unearned and unvested performance awards will be forfeited for no consideration, and such participant’s vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Teva or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options and SARs (both vested and unvested) will expire immediately and be forfeited for no consideration, and such participant’s restricted shares and RSUs (both vested and unvested) and performance awards (to the extent not yet paid) will be forfeited for no consideration. In the event of termination due to death or disability, the participant’s options, restricted shares, RSUs and SARs will immediately become vested (with any performance-based vesting options and SARs vesting based on target level of performance) and any options or SARs will remain exercisable through the original expiration date of such options or SARs, and any RSUs will immediately be settled and the participant’s performance awards will immediately become vested and paid out based on target level of performance.

Performance Share Units

The Compensation Committee and the Board of Directors have determined that the performance goals for the PSUs granted to our Covered Executives will be based on our annual operating plans and long-range plans approved by the Board. PSUs cliff vest three years from the date of grant.

The Compensation Committee and the Board of Directors further approved that the number of PSUs earned subject to vesting (“Earned PSUs”) will be based on the achievement of the PSU performance goals composed of our cumulative non-GAAP operating profit and cumulative net revenue both subject to adjustment for currency fluctuation, for a three-year period, in accordance with the following:

Level of Achievement of Performance Goals(*)	% Achievement of Performance Goals	Potential Earned PSUs
Threshold	90% or less	—
Target	100%	100%
Maximum	120%	150%

(*)	Payouts for performance are determined linearly based on a straight-line interpolation of the applicable payout range (i.e., 10% for each percentile change in performance between threshold and target and 2.5% for each percentile change in performance between target and maximum).

Under certain circumstances set forth in the award agreements, the Compensation Committee and the Board of Directors have the discretion to adjust (increase or decrease) the PSU performance goals and their relative weights. As a result of material changes in our business, including as a result of the Actavis Generics acquisition and the resulting impact on our non-GAAP operating profit and net revenue, and changes in our accounting treatment, the Board and the Compensation Committee determined in December 2016 that the PSU performance goals applicable to the 2014 PSUs should be adjusted. The total adjustments that were subsequently made increased the performance goals in order to account for the acquisition of Actavis Generics, exclude equity expenses from the calculation of non-GAAP operating profit and clarify that performance measurement will be adjusted for currency fluctuations.

Unless otherwise provided in an award agreement and/or an employment agreement, (i) if a participant ceases to be employed by Teva or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by Teva or such affiliate for cause, prior to the time that such participant’s Earned PSUs have vested, such participant’s unvested PSUs will expire as of the date of such termination and all vesting of PSUs shall cease, (ii) if a participant’s employment is terminated for cause, or the participant resigns in circumstances where Teva or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, prior to the time such Earned PSUs have settled, such participant’s PSUs (whether or not vested and whether or not Earned PSUs) will be forfeited as of the date of such termination, (iii) with respect to awards under the 2010 Plan, in the event of termination due to death, disability or a qualifying retirement prior to the time that the Earned PSUs have vested, the participant’s PSUs shall be earned based on actual performance during the three-year period and continue to vest in accordance with their original vesting schedule as if no such termination had occurred, (iv) with respect to awards under the 2015 Plan, in the event of termination due to death or disability prior to the time that the Earned PSUs have vested, the participant’s PSUs will immediately become vested and paid out based on target level of performance and in the event of a qualifying retirement, according to Teva policy.

Compensation of Directors

As approved at our 2015 annual general meeting of shareholders, each of our non-employee directors from time to time is entitled to the following compensation:

(i)	Board membership fee. Non-employee directors are entitled to receive an annual cash payment of $160,000, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment. In the event that a non-employee director serves as a member of the Board during only part of a year, a pro-rata portion of the annual board membership fee shall be paid.

(ii)	Committee membership fee. Non-employee directors are entitled to receive annual cash payments for their service on one or more committees of the Board, in the amounts set forth below, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment:

Committee of the Board	Annual Amount
Audit Committee	$20,000
Compensation Committee	$15,000
Other Board Committees	$10,000

In the event that a non-employee director serves as a member of a committee of the Board during only part of a year, a pro-rata portion of the annual committee membership fee shall be paid.

(iii)	Equity-based remuneration.

a.	Each non-employee director who is in office immediately following an annual general meeting of shareholders, including the Chairman of the Board, will, in addition to his or her cash remuneration, be entitled to an annual equity-based award in the form of RSUs, which will be granted on the date of such annual general meeting of shareholders (or shortly thereafter) (the “Date of Grant”).

b.	Each year, on the Date of Grant, each non-employee director (other than the Chairman of the Board, whose grant is described below) will receive such number of RSUs with an approximate aggregate fair market value of $130,000 as of the Date of Grant calculated by dividing $130,000 by the closing price per share of our ADSs on the New York Stock Exchange on the trading day immediately prior to the Date of Grant, rounded to the nearest whole share.

c.	Awards will be granted under Teva’s shareholder-approved long-term equity-based incentive plan(s), as in effect from time to time. Awards will be subject to any share ownership guidelines that Teva may adopt from time to time with respect to its directors.

d.	Awards will vest in full on the third anniversary of the Date of Grant.

e.	Upon termination of a non-employee director’s service as a director, other than removal pursuant to a shareholder resolution due to a breach of fiduciary duties, any unvested awards held by such non-employee director will immediately become vested.

f.	A pro-rata amount of such annual equity remuneration will be paid to any new non-employee director or a new Chairman of the Board appointed between Teva’s annual general meetings of shareholders in an amount equal to the difference between (i) an annual grant and (ii) the product of (x) an annual grant divided by 12 and (y) the number of months (including partial months) in the period between the last annual general meeting of shareholders and the date of such appointment.

g.	In the event that a non-employee director becomes an executive officer or employee of Teva and thus ceases to be a non-employee director, awards granted to such director will continue to vest subject to the same terms and conditions as originally granted. In the event that such director ceases to be a director of Teva thereafter, the provisions of subsection (e) above will apply.

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

In addition, Teva reimburses or covers its directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for Teva in their capacity as directors in accordance with the Compensation Policy and Israeli law. Directors, including the Chairman of the Board, are also entitled to certain perquisites having an aggregate monetary value of no more than $10,000 per year per director.

As approved at our 2015 annual general meeting of shareholders, Dr. Yitzhak Peterburg, our interim President and Chief Executive Officer, was entitled during 2016 for his service as Chairman of the Board to the following annual remuneration:

(i)	$567,000 paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment. He is not entitled to any board or committee membership fee in addition to this annual fee; and

(ii)	an annual equity-based award with a total value of $378,000, in accordance with the director equity-based remuneration framework described above.

During his service as Chairman of the Board, Dr. Peterburg was also entitled to office and secretarial services at Teva’s corporate offices, payment or reimbursement of reasonable and necessary expenses incurred in the course of his service to Teva, including travel expenses, all expenses relating to the use of a cellular telephone and a car similar to and under similar terms to that provided to Teva’s President and Chief Executive Officer.

VAT, if applicable, was added to the above compensation in accordance with applicable law.

Except for equity awards that accelerate upon termination as described above, none of our directors have agreements with us relating to their service as directors that provide for benefits upon termination of service.

Director Remuneration for 2016

The aggregate compensation paid to our directors, excluding the payments for our President and Chief Executive Officer in such capacity and excluding equity-based compensation, as a group during or with respect to 2016 was $2,817,068.

In 2015, 30,073 RSUs were awarded to our directors at a weighted average grant date fair value of $56.94 per unit under the 2015 Plan, none of which have vested as of the date of this report. The aggregate grant date fair value of such equity-based compensation granted to our directors recorded in our financial statements for the year ended December 31, 2016 is $581,730.

In 2016, 38,662 RSUs were awarded to our directors at a weighted average grant date fair value of $46.77 per unit under the 2015 Plan. The aggregate grant date fair value of this equity-based compensation granted to our directors and recorded in our financial statements for the year ended December 31, 2016 is $366,595.

The aggregate grant date fair value of this equity-based compensation granted to our directors in 2016, including the above-amount recorded in our 2016 financial statements, is approximately $1.8 million.

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

No-Hedging Policy; No-Pledging Policy; Stock Ownership Guidelines

Our directors and executive officers are prohibited from hedging their equity-based awards and any other Teva securities held by them (whether subject to transfer restrictions or not), such as purchasing or selling options on Teva securities, purchasing or selling puts, calls, straddles, equity swaps or other derivative securities linked to Teva’s securities or engaging in “short” sales on Teva securities. The no-hedging policy applies to each director and each executive officer until one year following termination of service. Directors and executive officers are also restricted from pledging Teva shares (provided that certain existing pledges must be unwound within approximately two years), according to Teva policy.

Our executive officers are subject to stock ownership guidelines in order to align their long-term financial interests with the interests of our shareholders, promote Teva’s commitment to sound corporate governance and demonstrate the executive officers’ commitment to Teva. Under such guidelines, executive officers are required to hold a minimum amount of Teva shares, including any type of equity-based awards, determined as a multiple of the executive officer’s annual base salary (four times for the President and CEO, two times for all other executive officers), subject to a transition period of up to five years.

Peer Group Comparisons

In making its decisions on executive compensation for the year ended December 31, 2016, the Board of Directors and the Compensation Committee generally used pharmaceutical industry survey benchmark data and publicly disclosed information gathered by outside consultants reflecting compensation data per each role. A peer group of companies comparable to Teva was selected based on established criteria. Criteria included publicly traded global companies from the pharmaceutical and biotechnology sectors with comparable revenues and market cap to Teva. The peer group contains 19 companies including AbbVie Inc., Allergan plc, Amgen Inc., Astellas Pharma Inc., AstraZeneca plc, Bayer AG, Bristol-Myers Squibb Company, Eli Lilly and Company, Gilead Sciences Inc., GlaxoSmithKline plc, Merck & Co. Inc., Merck KGaA, Mylan NV, Novartis AG, Novo Nordisk A/S, Pfizer Inc., Roche Holding AG, Sanofi and Takeda Pharmaceutical Company Ltd. The Board of Directors and the Compensation Committee primarily reviewed the interquartile range (i.e., median as well as the 25th and 75th percentiles).

Board Practices

Our Board of Directors currently consists of 11 persons, including our Interim President and Chief Executive Officer, of whom 10 have been determined to be independent within the meaning of applicable NYSE regulations. The directors’ terms are set forth in the table above under “—Directors.” Dr. Yitzhak Peterburg, our Interim President and Chief Executive Officer, is not independent under NYSE regulations during his term of service as Interim President and Chief Executive Officer.

Following a recent amendment to Israeli regulations, we have elected to comply with SEC and NYSE requirements for independent directors on the Board and audit and compensation committees, in lieu of the Israeli requirements for statutory independent directors and audit committee and compensation committee composition. Following such election, we no longer designate any of our directors as statutory independent directors or designated independent directors under Israeli law. Our directors who were previously designated as statutory independent directors continue to serve their current term as members of the Board until the earlier of the remainder of their three-year term or until the 2018 annual meeting of shareholders.

We currently maintain a policy to have at least three directors qualify as financial and accounting experts under Israeli law. Accordingly, the Board of Directors has determined that Galia Maor, Joseph Nitzani and Gabrielle Sulzberger are financial and accounting experts under such criteria.

Our directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com. We place great emphasis on maintaining high standards of corporate governance and continuously evaluate and seek to improve our governance standards. These efforts are expressed in our corporate governance principles, our committee charters and the policies of our Board of Directors. Among other things, last year we introduced stock ownership requirements for our executive officers and adopted anti-pledging and anti-hedging policies for our executive officers and directors. See “—Compensation of Executive Officers and Directors” above.

Annual Meetings. We encourage our directors to attend annual shareholder meetings. Six of our then current directors attended our last annual shareholder meeting, held on April 18, 2016.

Director Terms and Education. Our directors are generally elected in three classes for terms of approximately three years. Due to the complexity of our businesses and our extensive global activities, we value the insight and familiarity with our operations that a director is able to develop over his or her service on the Board of Directors. Because we believe that extended service on our Board enhances a director’s ability to make significant contributions to Teva, we do not believe that arbitrary term limits on directors’ service are appropriate. At the same time, it is the policy of the Board that directors should not expect to be renominated automatically.

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, adding expertise as well as diversity to our Board of Directors. Through these efforts, we reduced the average tenure and the average age of our directors, while decreasing the size of the Board. Our Chairman of the Board is independent under NYSE regulations, and 10 out of 11 of our directors are independent under NYSE regulations. Our only non-independent director is our Interim President and Chief Executive Officer, which facilitates collaboration between the Board of Directors and management. We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members.

We provide an orientation program and a continuing education process for our directors, which include business and industry briefings, provision of materials, sessions from leading experts and professionals, meetings with key management and visits to Teva facilities. We evaluate and improve our education and orientation programs on an ongoing basis to ensure that our directors have the knowledge and background needed for them to best perform their duties.

Board Meetings. The Board of Directors holds at least six meetings each year to review significant developments affecting Teva and to consider matters requiring approval of the Board, with additional meetings scheduled when important matters require Board action between scheduled meetings. A majority of the meetings convened, but not fewer than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. In 2016, each director attended at least 75% of the meetings of the Board of Directors and Board committees on which he or she served.

Executive Sessions of the Board. Selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management, including our President and Chief Executive Officer)

generally in connection with each regularly scheduled Board meeting and additionally as needed. Executive sessions are chaired by the Chairman of the Board.

Board Role in Risk Oversight. Management is responsible for assessing and managing risk, subject to oversight by the Board of Directors. Our annual risk assessment process includes both a top-down review of strategic risks and a bottom-up review of operational risks, which are presented twice a year to the Board. The Board fulfills its oversight responsibility for risk assessment and management by reviewing risk management policies and the risk appetite of our operations and business strategy and by instructing our committees to assist and advise in their areas of expertise, as described below. Each committee provides regular updates to the full Board regarding its activities.

•

The Board oversees our risk management policies and risk appetite, including operational risks and risks relating to our business strategy and transactions. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of expertise.

•

The audit committee assists the Board with the oversight of our financial reporting, independent auditors, internal controls and internal audit function. It is charged with identifying any flaws in business management and recommending remedies, detecting fraud risks and implementing anti-fraud measures. The audit committee further discusses Teva policies with respect to risk assessment and management with respect to financial reporting.

•

The corporate responsibility committee oversees our policies and practices for legal, regulatory and internal compliance (other than regarding financial reporting) and reviews policies and practices that may seriously impact our reputation.

•

The finance and investment committee reviews our financial risk management policies, including our investment guidelines, financings and foreign exchange and currency hedging, as well as financial risk of certain transactions.

•	The Compensation Committee oversees compensation, retention, succession and other human resources-related issues and risks.

•	The science and technology committee oversees risks relating to our intellectual property and research and development activities.

•	The corporate governance and nominating committee overviews risks relating to our governance policies and initiatives.

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

Nominees for Directors. In accordance with the Israeli Companies Law, a nominee for service as a director must submit a declaration to us, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. All of our directors have provided such declaration. A director who ceases to meet the statutory requirements to serve as a director must notify us to that effect immediately and his or her service as a director will terminate upon submission of such notice.

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

Committee Composition

Name	Audit	Human Resources and Compensation	Corporate Governance and Nominating	Finance and Investment	Corporate Responsibility	Science and Technology
Dr. Sol J. Barer					✓	Chair
Roger Abravanel		✓	✓	✓
Rosemary A. Crane					✓	✓
Amir Elstein			Chair	Vice Chair		✓
Jean-Michel Halfon	Vice Chair	Chair				✓
Gerald M. Lieberman		✓		✓
Galia Maor	✓		✓	Chair
Joseph Nitzani	Chair	Vice Chair	✓	✓	✓
Dr. Yitzhak Peterburg
Ory Slonim	✓		Vice Chair		Chair
Gabrielle Sulzberger	✓	✓			✓

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee. As a NYSE-listed company, our audit committee must be comprised solely of independent directors, as defined by SEC and NYSE regulations.

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

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also discusses Teva policies with respect to risk assessment and risk management with respect to financial reporting and risks that may be material to us and major legislative and regulatory developments that could materially impact our contingent liabilities and risks.

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

All of the audit committee members have been determined to be independent as defined by SEC and NYSE regulations.

The Board of Directors has determined that, of the current directors on this committee, Galia Maor, Joseph Nitzani and Gabrielle Sulzberger are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A—Audit Committee Financial Expert” below.

Human Resources and Compensation Committee

Publicly held Israeli companies are required to appoint a compensation committee. Our Compensation Committee includes only independent directors, as defined by SEC and NYSE regulations.

The compensation committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers, as well as reviewing our compensation philosophy and policies (including our Compensation Policy) and reviewing succession and talent development plans. The committee also evaluates the performance of our chief executive officer and our other executive officers, makes recommendations to the Board regarding the compensation of our executive officers and directors, reviews any organizational restructuring pertaining to the roles, responsibilities and selection of executive officers and oversees our labor practices.

Corporate Governance and Nominating Committee

The role of our corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board of Directors director nominees for each annual meeting of shareholders; and (iii) assist the Board of Directors in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva.

All of the committee members must be determined to be independent as defined by NYSE regulations.

Finance and Investment Committee

The role of our finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to our financial and investment strategies and policies, including determining policies on these matters and monitoring implementation. It is also authorized to approve certain financial transactions (such as material loans and other financing arrangements) and review our financial risk management policies, as well as various other finance-related matters, including our global tax structure and allocation policies. According to the committee’s charter, at least one of the committee’s members must be qualified as a financial and accounting expert under SEC regulations and/or the Israeli Companies Law.

The Board of Directors has determined that, of the current directors on this committee, Galia Maor and Joseph Nitzani are financial and accounting experts under Israeli law.

Corporate Responsibility Committee

The role of our corporate responsibility committee is to oversee our: (i) commitment to being a responsible corporate citizen; (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact our reputation; (iv) global public policy positions; and (v) community outreach.

A majority of committee members must be determined to be independent as defined by NYSE regulations. The chairperson of the audit committee must serve as a member of the committee.

Science and Technology Committee

The science and technology committee oversees our overall strategic direction and investment in research and development and technological and scientific initiatives. As part of this responsibility, it reviews scientific and R&D strategy and priorities, scientific aspects of business development activities and technological trends. It assists the Board in risk management oversight relating to R&D and our intellectual property, and advises on our intellectual property strategy.

All members of the committee must be determined to have scientific, medical or other related expertise. A majority of committee members must be determined to be independent as defined by NYSE regulations.

Employees

As of December 31, 2016, Teva’s work force consisted of approximately 57,000 full-time-equivalent employees. In certain countries, we are party to collective bargaining agreements with certain groups of employees. We consider our labor relations with our employees around the world to be good.

The following table presents our work force by geographic area:

	December 31,
	2016	2015	2014
United States	10,168	6,342	6,608
Europe	24,170	18,316	18,232
Rest of the World (excluding Israel)	15,759	11,256	11,202
Israel	6,863	6,974	6,967

Total	56,960	42,888	43,009

Share Ownership

As of February 10, 2017, our directors and executive officers as a group beneficially held 5,949,871 Teva shares (representing approximately 0.6% of the outstanding shares as of such date). These figures include options to purchase Teva shares that were vested on such date or that were scheduled to vest within the following 60 days. None of our directors or officers held 1% or more of our outstanding shares as of February 10, 2017.

For information regarding equity awards granted to our directors and executive officers, see “Compensation” above and, with respect to our stock-based compensation plans in general, see note 14c to our consolidated financial statements.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of February 15, 2017, Allergan plc beneficially owned 100,291,067 Teva ADSs, representing approximately 9.9% of Teva’s outstanding shares.

We are party to a stockholders agreement dated August 2, 2016 with Allergan, which imposes certain restrictions on Allergan, including a prohibition on transfer of its Teva shares until August 2, 2017 and certain standstill limitations. Allergan agreed to vote its Teva shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of our board of directors and in favor of persons nominated and recommended to serve as directors by the board.

Also, based on information known to us, as of February 10, 2017, Capital Research and Management Company beneficially owned 59,435,856 Teva shares, representing approximately 5.9% of Teva’s outstanding shares and as of February 13, 2017, FMR LLC (Fidelity) beneficially owned 66,039,686 Teva shares, representing approximately 6.5% of Teva’s outstanding shares.

To the best of our knowledge of, as of February 15, 2017, no other shareholder beneficially owned 5% or more of Teva’s ordinary shares. All holders of Teva ordinary shares have one vote per share.

As of December 31, 2016, there were approximately 3,183 record holders of ADSs, whose holdings represented approximately 81.7% of the total outstanding ordinary shares. Substantially all of the record holders are residents of or domiciled in the U.S.

Related Party Transactions

In December 2012, we entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 (now designated by us as TV-45070) targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in phase 2 clinical development for neuropathic pain. Dr. Michael Hayden, our President of Global R&D and Chief Scientific Officer, is a founder, a minority shareholder and a member of the board of directors of Xenon. We paid Xenon an upfront fee of $41 million and may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. As required by the agreement, in November 2014, we invested an additional $10 million in Xenon in connection with its initial public offering. In order to avoid potential conflicts of interest, we have established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

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

Dividend Policy

See “Item 3—Key Information—Selected Financial Data—Dividends.”

Significant Changes

No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report and in our consolidated financial statements.

ITEM 9:	THE OFFER AND LISTING

ADSs

Our American Depositary Shares (“ADSs”), which have been traded in the United States since 1982, were admitted to trade on the Nasdaq National Market in October 1987 and were subsequently traded on the Nasdaq Global Select Market. On May 30, 2012, we transferred the listing of our ADSs to the New York Stock Exchange (the “NYSE”). The ADSs are quoted under the symbol “TEVA.” JPMorgan Chase Bank, N.A. serves as depositary for the shares. As of December 31, 2016, we had 829,521,850 ADSs outstanding. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low intraday prices of our ADSs on the NYSE, in U.S. dollars.

Period	High	Low
Last six months:
January 2017	38.31	32.11
December 2016	37.79	34.57
November 2016	44.13	37.12
October 2016	46.51	41.67
September 2016	52.66	45.76
August 2016	55.79	49.87

Last nine quarters:
Q1 2017 (until January 31)	38.31	32.11
Q4 2016	46.51	34.57
Q3 2016	56.44	45.76
Q2 2016	58.16	48.01
Q1 2016	65.92	52.62
Q4 2015	66.55	54.59
Q3 2015	72.31	54.17
Q2 2015	68.75	58.47
Q1 2015	64.08	54.53

Last five years:
2016	65.92	34.57
2015	72.31	54.17
2014	58.95	39.64
2013	41.74	36.26
2012	46.65	36.63

On February 13, 2017, the last reported sale price for our ADSs on the NYSE was $34.00 per ADS.

Various other stock exchanges quote derivatives and options on our ADSs under the symbol “TEVA.”

Ordinary Shares

Our ordinary shares have been listed on the Tel Aviv Stock Exchange (“TASE”) since 1951. As of December 31, 2016, we had 1,014,990,306 ordinary shares outstanding, including ordinary shares underlying outstanding ADSs.

The following table sets forth, for the periods indicated, the high and low intraday sale prices of our ordinary shares on the TASE, in NIS and U.S. dollars. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

On February 13, 2017, the last reported sale price of our ordinary shares on the TASE was NIS 125.10 per share. The TASE also quotes options on our ordinary shares.

Period	High		Low
	NIS	$	NIS	$
Last six months:
January 2017	147.40	38.19	119.50	31.57
December 2016	145.10	37.80	131.60	34.55
November 2016	168.40	44.00	142.00	36.90
October 2016	175.30	46.20	160.20	41.55
September 2016	199.00	52.76	179.90	47.87
August 2016	208.60	54.59	190.20	50.29

Last nine quarters:
Q1 2017 (until January 31)	147.40	38.19	119.50	31.57
Q4 2016	175.30	46.20	131.60	34.55
Q3 2016	217.70	56.20	179.90	47.87
Q2 2016	217.30	57.73	189.40	50.24
Q1 2016	258.50	65.61	200.30	52.88
Q4 2015	259.30	66.46	214.70	55.65
Q3 2015	275.90	72.53	217.60	55.40
Q2 2015	267.40	66.93	220.20	57.47
Q1 2015	255.50	63.67	217.50	55.92

Last five years:
2016	258.50	65.81	131.60	34.55
2015	275.90	72.53	214.70	55.65
2014	230.90	58.90	138.70	39.88
2013	152.30	41.26	128.00	36.20
2012	174.30	46.05	137.10	36.70

ITEM 10:	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Set forth below is a summary of certain provisions of Teva’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) and the Israeli Companies Law. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles, which are filed as exhibits to this report and incorporated by reference herein and by Israeli law.

Register

Teva’s registration number at the Israeli registrar of companies is 52-001395-4.

Objectives and Purposes

Our Articles and Memorandum provide that our purpose is to engage in any lawful endeavor, including, without limitation, to carry on the business of chemists, drugs, manufacturer of, and dealership in pharmaceuticals.

Board of Directors

Our board of directors consists of three classes of directors plus the chief executive officer, who is not part of any class. One of the classes is elected each year by the shareholders at our annual meeting for a term of approximately three years. Elected directors cannot be removed from office by the shareholders until the expiration of their term of office, unless they violate their duties of care or loyalty.

Three of our directors were originally elected as statutory independent directors under Israeli law without being designated to any class. These directors currently serve for a term ending upon the earlier of the remainder of their three-year term or until the 2018 annual meeting of shareholders. Following a recent amendment to Israeli regulations, we elected to comply with U.S. and NYSE requirements for independent directors on the Board of Directors and the audit and compensation committees, and we are therefore no longer required to also maintain statutory independent directors and designated independent directors under Israeli law. See “Item 6 —Directors, Senior Management and Employees—Board Practices.”

The holders of our ordinary shares representing a majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors up for election.

In general, the Board formulates company policy and supervises the performance of the chief executive officer. Subject to the provisions of the Israeli Companies Law and the Articles, any Teva power that has not been conferred upon another body may be exercised by the Board.

Neither our Memorandum or Articles, nor Israeli law, mandate retirement of directors at a certain age, or share ownership for a director’s qualification.

Conflicts of Interest

Approval of Related Party Transactions

The Israeli Companies Law requires that an “office holder” (as defined in the Israeli Companies Law) of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company.

Pursuant to the Israeli Companies Law, any transaction with an office holder or in which the office holder has a personal interest (other than with respect to such office holder’s Terms of Office and Employment) must be brought before the audit committee, in order to determine whether such transaction is an “extraordinary transaction” (defined as a transaction not in the ordinary course of business, not on market terms or likely to have a material impact on the company’s profitability, assets or liabilities).

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

Approval of Director and Executive Officer Compensation

The Terms of Office and Employment of office holders, other than the chief executive officer and directors, generally require the approval of both our Compensation Committee and the Board. The Terms of Office and Employment of the chief executive officer and the directors generally require the approval of the Compensation Committee, the Board and shareholders. See “Item 6—Directors, Senior Management and Employees—Compensation.”

Insurance, Exemption and Indemnification of Directors and Executive Officers

The Israeli Companies Law provides that a company may not exempt or indemnify a director or an executive officer, or enter into an insurance contract, which would provide coverage for any liability incurred as a result of any of the following: (i) a breach by the director and/or executive officer of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, due to a breach of his or her duty of loyalty to the company committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the director and/or the executive officer of his or her duty of care to the company committed intentionally or recklessly (other than if solely done in negligence); (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon a director and/or executive officer. In addition, the Israeli Companies Law provides that directors and executive officers can be exempted in advance with respect to liability for damages caused as a result of a breach of their duty of care to the company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution (as defined in the Israeli Companies Law)).

Pursuant to indemnification and release agreements, we release our directors and executive officers from liability and indemnify them to the fullest extent permitted by law and the Articles. Under these agreements, our undertaking to indemnify each director and executive officer for certain payments and expenses as well as monetary liabilities imposed by a court judgment (including a settlement or an arbitrator’s award that was approved by a court), which indemnification of monetary liabilities (i) shall be limited to matters that are connected or otherwise related to certain events or circumstances set forth therein, and (ii) shall not exceed $200 million in the aggregate per director or executive officer. Under Israeli law, indemnification is subject to other limitations, including those described above. Subject to applicable law, we may also indemnify our directors and officers following specific events.

Our directors and executive officers are also covered by directors’ and officers’ liability insurance.

CEO and Center of Management

Under the Articles, our chief executive officer and a majority of the members of the Board are required to be residents of Israel, unless our center of management has been transferred to another country in accordance with the Articles. The Articles require that our center of management remain in Israel, unless the Board otherwise resolves, by a supermajority of three-quarters of the participating votes.

Dividends

Under the Israeli Companies Law, dividends may generally be distributed only out of profits, provided that there is no reasonable concern that the distribution will prevent us from satisfying our existing and anticipated obligations when they become due. In accordance with the Israeli Companies Law and the Articles, the decision to distribute dividends and the amount to be distributed is made by the Board of Directors.

Description of Ordinary Shares

The par value of our ordinary shares is NIS 0.10 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of ordinary shares are entitled to participate equally (along with the holders of our ordinary “A” shares, par value NIS 0.10 per share) in the receipt of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors and subject to the preferences of the mandatory convertible preferred shares as described below under “Description of Mandatory Convertible Preferred Shares.” All ordinary shares represented by the ADSs will be issued in registered form only. The Israeli Companies Law and the Articles do not provide for preemptive rights to the holders of our shares. Each Teva ordinary share entitles the holder thereof to one vote.

General Shareholder Meetings

Under the Israeli Companies Law and the Articles, we are required to hold an annual general meeting every calendar year, no later than 15 months after the previous annual general meeting. In addition, we are required to convene a special meeting of shareholders:

(i)	upon the demand of two directors or one-quarter of the serving directors;

(ii)	upon the demand of one or more shareholders holding at least 5% of our issued share capital and 1% or more of our voting rights; and

(iii)	upon the demand of one or more shareholders holding at least 5% of our voting rights;

provided that a demand by a shareholder to convene a special shareholders meeting must set forth the matters to be considered at the meeting and otherwise comply with all other requirements of applicable law and the Articles.

If the Board receives a demand to convene a special meeting satisfying the above conditions, it must announce the scheduling of the meeting within 21 days after the demand was delivered, subject to the relevant requirements of the Israeli Companies Law and the regulations thereunder. If the Board fails to do so, the party who demanded to convene the special meeting may convene the meeting itself, subject to the provisions of the Israeli Companies Law.

The agenda of a general meeting is determined by the Board. The agenda must also include matters for which the convening of a special meeting was demanded, as well as any matter requested by one or more shareholders who hold at least 1% of our voting rights, subject to complying with certain requirements. Pursuant to Israeli law, a Teva shareholder who wishes to include a matter on the agenda of a general meeting must submit the request within seven days of publication of the notice with respect to the general meeting or within 14 days of a preliminary notice of the intention to convene the general meeting, in order for it to be eligible to be considered at the general meeting. Under the Articles, a request by a shareholder who holds at least 1% of our voting rights to include a matter on the agenda of a general meeting must be submitted in writing to us no later than 14 days after the first publication of our annual consolidated financial statements preceding the annual general meeting at which the consolidated financial statements for such year are to be presented. Any such demands or requests must comply with the requirements of applicable law, applicable stock exchange rules and the Articles.

Notice

Pursuant to the Israeli Companies Law, the regulations thereunder and the Articles, we are generally required to announce the convening of general meetings at least 35 days in advance, but are not required to deliver personal notices of a general meeting or of any adjournment thereof to shareholders. We may reasonably determine the method of publicizing the convening of general meetings, including by publishing a notice in one or more daily newspapers in Israel or in one or more international wire services, and any such publication will be deemed to have been duly given on the date of such publication. Shareholders as of the record date determined in respect of the general meeting are entitled to participate in and vote at the meeting. Under Israeli law, in certain circumstances public companies are required to send voting cards and position papers to their shareholders. The Articles require that shareholder meetings take place in Israel, unless our center of management has been transferred to another country in accordance with the Articles.

Voting and Quorum Requirements

The quorum required for a general meeting of shareholders is at least two shareholders present in person or by proxy or represented by an authorized representative, who jointly hold at least 25% of our paid-up share capital. If a meeting is adjourned for lack of a quorum, it will generally be adjourned to the same time and place on the same day of the following week unless the Board sets another date, time and place in a notice to all persons who are entitled to receive notice of general meetings. Should no legal quorum be present at such reconvened meeting a half hour following the time set for such meeting, the necessary quorum consists of any two shareholders present, in person or by proxy, who jointly hold at least 20% of our paid-up share capital.

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

Shareholder Resolutions

The Israeli Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, exercising the authority of the board of directors in certain circumstances, appointing auditors, approving certain transactions, increasing or decreasing the registered share capital and approving certain mergers, must be approved by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters with respect to which decisions will be made by the shareholders at a general meeting.

Generally, under the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a general meeting in person or by proxy and voting, unless a different majority is required by law or the Articles. Pursuant to the Israeli Companies Law and the Articles, certain shareholder resolutions (for example, resolutions amending many of the provisions of the Articles) require the affirmative vote of at least 75% of the voting rights represented at a general meeting and voting in person or by proxy, and certain other amendments to the Articles require the affirmative vote of at least 85% of the voting rights represented in a general meeting voting in person or by proxy, unless the Board sets a lower percentage, by a supermajority of three-quarters of the voting directors.

Change of Control

Subject to certain exceptions, the Israeli Companies Law requires that a merger (which, for these purposes, is defined as involving two Israeli companies) be approved by both the board of directors and by the shareholders of each of the merging companies and, with respect to the target company, if its share capital is divided into more than one class, the approval of each class of shares is required (in accordance with the majority and legal quorum requirements set forth in the Israeli Companies Law and the Articles). However, a merger may not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting

(disregarding any abstentions), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including the relatives of or corporations controlled by these persons, unless an Israeli court determines otherwise at the request of shareholders holding at least 25% of the voting rights of the company.

In approving a merger, the board of directors of both merging companies must determine that there is no reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy its obligations to its creditors. Similarly, upon the request of a creditor of either party to the proposed merger, an Israeli court may prevent or delay the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy the obligations of the merging parties. A court may also issue other instructions for the protection of creditors’ rights in connection with a merger. Further, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for the approval of the merger were filed with the Israeli Registrar of Companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each party to the merger.

Under the Israeli Companies Law, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold (i) 25% or more of the voting rights of the company if there is no other holder of 25% or more of the company’s voting rights; or (ii) more than 45% of the voting rights of the company if there is no other holder of more than 45% of the company’s voting rights. This requirement does not apply to certain events set forth in the Israeli Companies Law, including a purchase of shares by an offeree in a “private placement” that receives specific shareholder approval. The board of directors must either give the shareholders its opinion as to the advisability of the tender offer or explain why it is unable to do so. The board of directors must also disclose any personal interest of any of its members in the proposed acquisition. The tender offer may be consummated only if (i) at least 5% of the company’s voting rights will be acquired; and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offeror, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offeror including the relatives of or corporations controlled by these persons.

Description of Mandatory Convertible Preferred Shares

We have one series of preferred shares: our 7% mandatory convertible preferred shares, par value NIS 0.10 per share, of which 5,000,000 shares are authorized and 3,712,500 shares are outstanding, which are fully paid and nonassessable.

The mandatory convertible preferred shares rank senior to our ordinary shares. Accordingly, in the event of our voluntary or involuntary liquidation, holders of mandatory convertible preferred shares will be entitled to receive, from assets lawfully available for distribution to shareholders, a liquidation preference of $1,000.00 per share plus any accumulated and unpaid dividends thereon before any payment is made to holders of our ordinary shares and ADSs. We do not have the right to redeem the mandatory convertible preferred shares.

Holders of mandatory convertible preferred shares do not have any preemptive rights and generally have no voting rights or any other right with respect to our annual meetings and special meetings, except with respect to amendments to our Memorandum or Articles that adversely affect the rights, preferences, privileges or voting powers of the mandatory convertible preferred shares, including the creation or increase of the authorized amount of, a class of senior shares, the consummation of certain mergers, consolidations with another entity, share exchanges or reclassifications involving the mandatory convertible preferred shares or as specifically required by Israeli law. Any such amendments or actions generally must be approved by holders of at least three-quarters of the mandatory convertible preferred shares present at a meeting of holders of mandatory convertible preferred shares where a quorum of two-thirds of the then outstanding mandatory convertible preferred shares is present in person or by proxy.

Dividends on the mandatory convertible preferred shares are payable on a cumulative basis when, as and if declared by our Board of Directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends will be paid in cash on March 15, June 15, September 15 and December 15 of each year until December 15, 2018.

Subject to certain exceptions, so long as any mandatory convertible preferred shares remain outstanding, no dividend or distribution may be declared or paid on our ordinary shares or ADSs, and we may not purchase any such ordinary shares or ADSs, unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid, or a sufficient sum of cash has been set apart for the payment of such dividends, for all outstanding mandatory convertible preferred shares.

Each mandatory convertible preferred share will automatically convert on December 15, 2018 (the “mandatory conversion date”) into between 13.3333 and 16.0000 ADSs, subject to anti-dilution adjustments. The number of ADSs issuable upon conversion of the mandatory convertible preferred shares will be determined based on the average volume weighted average price per ADS over the 20 consecutive trading day period beginning on and including the 22nd scheduled trading day immediately preceding the mandatory conversion date. At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (as defined in the Articles), holders of mandatory convertible preferred shares may elect to convert each mandatory convertible preferred share into ADSs at the minimum conversion rate of 13.3333 ADSs per mandatory convertible preferred share, subject to anti-dilution adjustments.

In addition, if a fundamental change (as defined in the Articles) with respect to Teva occurs, holders may elect to convert their mandatory convertible preferred shares during a specified period beginning on the fundamental change effective date, in which case such mandatory convertible preferred shares will be converted into ADSs at the fundamental change conversion rate (as defined in the Articles) and converting holders will also be entitled to receive a fundamental change dividend make-whole amount and any accumulated but unpaid dividends.

Ownership and Voting of Teva Shares

Neither the Memorandum, nor the Articles or the laws of the State of Israel restrict the ownership or voting of our ordinary or preferred shares or ADSs by non-residents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

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

Withholding Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are generally subject to 25% withholding tax or 30% with respect to a shareholder who was considered a substantial shareholder (generally, a 10% shareholder) on the distribution date or at any time during the 12-month period preceding the distribution date, including any dividends distributed upon conversion of the mandatory convertible preferred shares into ADSs, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence and such shareholder files an Israeli tax return for refund based on such lower rate. In the case of dividends distributed from taxable income under the Approved Enterprise regime, the rate applied is 15% or 20%; provided that, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The rate of tax to be withheld on our dividends for the fourth quarter of 2016 is 15%.

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

Taxation Applicable to Teva

Corporate Tax Rate

The regular corporate tax rate in Israel in 2016 was 25% (which will decrease to 24% in 2017 and 23% in 2018 and onwards). Our effective consolidated tax rate for 2016 was 63%, compared to 27% for 2015 and 16% for 2014.

The increase in our 2016 effective tax rate compared to 2015 is mainly due to non-deductible penalties resulting from legal settlements, impairments and devaluations that did not have a corresponding tax effect and the mix of products sold in different geographies.

We elected to compute our taxable income in accordance with the Israeli Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, our taxable income or loss is calculated in U.S. dollar terms. Applying these regulations reduces the effect of U.S. dollar to NIS exchange rate fluctuations on our Israeli taxable income.

Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”)

Teva and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at a rate of 12.5% per annum and the right to file consolidated tax returns. Currently, we file consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as “Industrial Companies” can claim special rates of depreciation of up to 40% on a linear basis for industrial equipment.

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

Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

Incentives Applicable until 2013

Under the incentives regime applicable to us until 2013, industrial projects of Teva and certain of its Israeli subsidiaries were eligible for “Approved Enterprise” status.

Most of our projects in Israel have been granted Approved Enterprise status under the “alternative” tax benefit track which offered tax exemption on undistributed income for a period of two to ten years, depending on the location of the enterprise. Upon distribution of such exempt income, the distributing company is subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income.

Amendment 69 to the Investment Law

Pursuant to Amendment 69 to the Investment Law, a company that elected by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. We invested the entire required amount in 2013.

During 2013, we applied the provisions of Amendment 69 to certain exempt profits we accrued prior to 2012. Consequently, we paid $577 million in corporate tax on exempt income of $9.4 billion. Part of this income was distributed as dividends during 2013-2016, while the remainder is available to be distributed as dividends in future years with no additional corporate tax liability.

Incentives Applicable starting 2014: The Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law, which we started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (“Preferred Enterprise”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during the benefits period. Under the law, when the election is made, the uniform tax rate for 2014 until 2016 was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The uniform tax rate for Development Zone A, as of January 1, 2017, is 7.5% (as part of changes enacted in Amendment 73, as described below). The profits of these “Preferred Enterprise” will be freely distributable as dividends, subject to a 20% or lower withholding tax, under an applicable tax treaty. Certain “Special Preferred Enterprises” that meet more stringent criteria (significant investment, R&D or employment thresholds) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Preferred Enterprise,” the approval of three governmental authorities in Israel is required.

We are currently examining our eligibility to be regarded as a “Special Preferred Enterprise” under the new law.

The New Technological Enterprise Incentives Regime—Amendment 73 to the Investment Law

Amendment 73 to the Investment Law, became effective on January 1, 2017, provided that regulations are promulgated no later than March 31, 2017 to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including:

1.	investment of at least 7% of income, or at least NIS 75 million (approximately $19 million) in R&D activities; and

2.	one of the following:

•	at least 20% of the workforce (or at least 200 employees) are employed in R&D;

•	a venture capital investment approximately equivalent to at least $2 million was previously made in the company; or

•	growth in sales or workforce by an average of 25% over the three years preceding the tax year.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.5 billion).

Preferred Technological Enterprises will be subject to a corporate tax rate of 12% on their income derived from intellectual property, while Special Preferred Technological Enterprises will be subject to 6% on such income. The withholding tax on dividends from these enterprises will be 4% (or a lower rate under a tax treaty, if applicable).

We currently believe that we will meet the criteria for the tax rate of a “Special Preferred Technological Enterprise;” however, only after the regulations concerning the nexus approach are promulgated we will be able to assess the effect of the new law on our financial results.

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

Documents on Display

We file annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

We also file annual and special reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

Our ADSs are quoted on the New York Stock Exchange. Information about Teva is also available on its website at http://www.tevapharm.com. Such information on its website is not part of this annual report.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In 2016, approximately 44% of our revenues were denominated in currencies other than the U.S. dollar and recorded in local currencies. Similarly, much of our operating costs are incurred in currencies other than the U.S. dollar. We are also exposed to interest rate risk from our financial assets and liabilities.

We take various measures to mitigate the effects of both exchange and interest rate fluctuations. These measures include traditional currency hedging transactions as well as transactions intended to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar (where the U.S. dollar is not the functional currency), the new Israeli shekel (NIS), the euro (EUR), the Swiss franc (CHF), the Japanese yen (JPY), the British pound (GBP), the Hungarian forint (HUF), the Croatian kuna (HRK) and other European currencies, and the Mexican peso (MXN) and other Latin American currencies. The costs and gains resulting from such instruments, to the extent they do not qualify for hedge accounting, are included under financial expenses—net.

Although we are typically able to borrow funds in all major currencies, such as the U.S. dollar, euro, Swiss franc, Japanese yen and new Israeli shekel, we generally prefer to borrow in U.S. dollars. However, loans are generally subject to the functional currency of the borrowing subsidiary in order to benefit from “natural” hedging, i.e., by matching levels of assets and liabilities in a given currency.

We use financial instruments and derivatives in order to limit our exposure to risks deriving from changes in exchange and interest rates. The use of such instruments does not expose us to additional exchange or interest rate risks because the derivatives are covered by the corresponding underlying asset or liability. No derivative instruments are entered into for trading purposes.

Our derivative transactions during 2016 were executed through global banks. In our opinion, as a result of our diversified derivative portfolio, the credit risk associated with any of these banks is minimal.

Exchange Rate Risk Management

Balance Sheet Exposure

We hedge against exposures arising from an excess of assets or liabilities that are recorded in various currencies (known as “balance sheet exposure”) in entities whose functional currency is different than the exposure denominated currency. We strive to limit our exposure through “natural” hedging. The remaining exposure is substantially covered by the use of derivative instruments. To the extent possible, this is done on a consolidated basis.

The table below presents all exposures above $50 million in absolute values:

Net exposure as of December 31, 2016
Liability/Asset	(U.S. $ in millions)
HUF/USD	412
CHF/USD	276
USD/JPY	181
USD/MXN	163
GBP/USD	136
BGN/EUR	135
EUR/DKK	82
EUR/CAD	80
EUR/PLN	70
EUR/RUB	68
USD/EUR	63
RON/EUR	55
USD/BRL	54
USD/RUB	54

Cash Flow Exposure

Total revenues were $21.9 billion in 2016. Of these revenues, approximately 56% were in U.S. dollars, 15% in euros, 5% in Venezuelan bolivars, 4% in Japanese yen and the rest in other currencies, none of which accounted for more than 4% of total revenues in 2016. In most currencies, we record corresponding expenses.

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

Foreign Exchange Hedging

As of December 31, 2016, we had long and short forwards and currency option contracts with corresponding notional amounts of approximately $2.1 billion and $180 million, respectively. As of December 31, 2015, we had long and short forwards and currency option contracts with corresponding notional amounts of $2.4 billion and $160 million, respectively.

The table below presents derivative instruments purchased to limit exposures to foreign exchange rate fluctuations for all exposure types, as of December 31, 2016:

Currency (sold)	Cross Currency (bought)		Net Notional Value*		Fair Value		2016 Weighted Average Cross Currency Prices or Strike Prices
			2016	2015	2016	2015
	(U.S. $ in millions)
Forward:
USD	HUF		396	394	(6.0)	2.5	289.3
USD	CHF		268	337	(2.5)	5.0	1.0
MXN	USD		170	126	1.5	3.5	20.6
JPY	USD		123	***	4.0	—	113.0
USD	GBP		101	250	(1.0)	(5.0)	1.2
EUR	USD	**	88	292	1.0	2.0	1.1
CAD	EUR		66	***	—	—	1.4
RUB	EUR		66	***	(1.0)	—	65.4
EUR	GBP		57	***	—	—	0.9
CHF	EUR		***	128	—	—	—
NIS	USD		***	113	—	—	—
HRK	USD		***	50	—	—	—

Options:
EUR	USD		71	***	—	—	—
JPY	USD		57	—	—	—	—

*	The table presents only currency pairs with hedged net notional values of more than $50 million as of December 31, 2016.
**	Change in position compared to previous year.
***	Represents amounts less than $50 million.

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

In certain cases, we may protect in whole or in part against exposure arising from a specific transaction, such as debt issuances related to an acquisition or debt refinancing, by entering into forward contracts and/or by using options.

For information regarding interest rate related transactions, see note 16 to our consolidated financial statements.

The below table presents the aggregate outstanding notional amounts of the hedged items as of December 31, 2016 and 2015:

	December 31,
	2016	2015
	U.S. $ in millions
Cross currency swap—cash flow hedge	$588	$588
Interest rate swap—fair value hedge	$500	$1,294
Forward starting interest rate swap—cash flow hedge	$—	$3,500
Treasury lock—cash flow hedge	$—	$500

Our cash is invested in bank deposits bearing interest rates which are mostly dependent on floating rates. Bank deposits are spread among several banks. We currently hold two range accrual notes with a total amortized cost basis of $100 million that pay higher than market interest as long as LIBOR remains within a certain range. We believe that the credit risk associated with these banks is minimal.

Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2016 are set forth in the table below in U.S. dollar equivalent terms, taking into account the above-described swap transactions:

Currency	Total Amount	Interest Rate Ranges		2017	2018	2019	2020	2021	2022 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
USD	$17,449	1.40%	7.20%	$—	$1,513	$2,000	$700	$3,621	$9,615
Euro	7,907	0.38%	3.85%			1,050	1,834	587	4,436
CHF	1,426	0.13%	1.50%		737				689
JPY	859	0.99%	1.42%	560		299
USD convertible debentures*	514	0.25%	0.25%	514

Floating Rate:
USD	6,743	1.78%	2.18%	1,493	2,750	500	1,500		500
Euro	6	0.65%	0.65%	6
GBP	629	0.94%	0.94%	629
JPY	367	0.22%	0.28%	68	299
Others	15	6.75%	12.50%	6					9

Total:	35,915			$3,276	$5,299	$3,849	$4,034	$4,208	$15,249

Less debt issuance costs	(115)

Total:	$35,800

ITEM 12D:	DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

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

Fees Payable by the Depositary to Teva

Pursuant to an agreement with the Company, the depositary has agreed to pay Teva, on an annual basis per contract year, (i) up to $1.3 million of certain reimbursable expenses related to the ADS program (including listing fees, legal, audit and accounting fees, costs relating to investor relations activities and broker reimbursement expenses), (ii) 90% of the net issuance and cancellation fees collected by the depositary (i.e., net of custodian allocations and custody fees related to the depositary program) in excess of $1.7 million and (iii) 85% of any cash dividend fee or annual administrative servicing fee collected under the deposit agreement. As a result, the depositary paid Teva an aggregate of approximately $1.3 million with respect to 2016, including fees waived.

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

PART II

ITEM 15:	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, Teva’s disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Report of Teva Management on Internal Control over Financial Reporting. Our board of directors and management are responsible for establishing and maintaining adequate internal control over financial reporting.

Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Actavis Generics, Anda and Rimsa acquisitions and the Teva Takeda business venture, all of which were completed during 2016, were excluded from management’s assessment of internal control over financial reporting as of December 31, 2016. Actavis Generics, Anda, Rimsa and Teva Takeda, collectively, represented approximately 5% of our consolidated total assets (not including their goodwill and intangible assets) and approximately 10% of our consolidated net revenues as of, and for the year ended, December 31, 2016.

Our management assessed the effectiveness of Teva’s internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2016, Teva’s internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm. Our internal control over financial reporting as of December 31, 2016 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in their report which is included under “Item 18—Financial Statements” on page F-2 of this annual report.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Tax services and other services are approved by the Audit Committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2016 and 2015 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2016	2015
	(U.S. $ in thousands)
Audit fees	$18,495	$12,492
Audit-related fees	505	1,195
Tax fees	8,490	6,338
All other fees	623	189

Total	$28,113	$20,214

The audit fees for the years ended December 31, 2016 and 2015 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2016 and 2015, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2016 and 2015 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2016 and 2015 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2016 and 2015 were mainly for an internal control review associated with the design and implementation plans of an ERP system as well as for license fees for use of accounting research tools and training regarding general financial reporting developments.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2011, our Board of Directors authorized us to repurchase up to an aggregate amount of $3 billion of our ordinary shares/ADSs, of which $1.3 billion remained available for purchase. In October 2014, the Board of Directors authorized us to increase our share repurchase program by $1.7 billion to $3 billion, of which $2.1 billion remained available as of January 1, 2016. The repurchase program has no time limit. Repurchases may be commenced or suspended at any time.

We did not repurchase any of our shares during 2016. Accordingly, the amount available for purchase under this program as of December 31, 2016 remained $2.1 billion.

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G:	CORPORATE GOVERNANCE

Teva is in compliance with all corporate governance standards currently applicable to Teva under Israeli and U.S. laws, SEC regulations and NYSE listing standards.

ITEM 16H:	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM	19: EXHIBITS

1.1	Memorandum of Association (1)(2)

1.2	Amendment to Memorandum of Association (1)(3)

1.3	Articles of Association (4)(5)

2.1	Amended and Restated Deposit Agreement, dated November 5, 2012, among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank N.A., as depositary, and the holders from time to time of shares (6)

2.2	Form of American Depositary Receipt (6)

2.3	Amendment to Deposit Agreement, including form of American Depositary Receipt (7)

2.4	Form of share certificate for the mandatory convertible preferred shares (8)

2.5	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (9)

2.6	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (9)

2.7	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (9)

2.8	Form of Global Debentures (included in Exhibits 2.6 and 2.7)

2.9	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (10)

2.10	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (11)

2.11	Form of Global Notes (Included in Exhibit 2.10)

2.12	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (10)

2.13	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (10)

2.14	Forms of Global Notes (included in Exhibit 2.13)

2.15	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (11)

2.16	Forms of Global Notes (included in Exhibit 2.15)

2.17	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (10)

2.18	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (10)

2.19	Form of Global Notes (included in Exhibit 2.18)

2.20	Second Supplemental Senior Indenture, dated as of April 4, 2012, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (12)

2.21	Form of Global Notes (included in Exhibit 2.20)

2.22	Permanent Global Certificate, dated as of April 25, 2012 and the Terms of the CHF 450,000,000 1.5 per cent Notes due 2018 (13)

2.23	Guarantee, dated as of April 25, 2012, by Teva Pharmaceutical Industries Limited (13)

2.24	Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement dated as of March 28, 2012 among Teva Pharmaceutical Industries Limited, as guarantor, Teva Holdings GK, as initial borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and the lenders party thereto (14)

2.25	Senior Unsecured Japanese Yen Term Loan Credit Agreement dated as of December 17, 2013 among Teva Pharmaceutical Industries Limited, as guarantor, Teva Holdings GK, as initial borrower, Mizuho Bank LTD., as administrative agent and the lenders party thereto (15)

2.26	Senior Indenture, dated as of March 31, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V. and The Bank of New York Mellon, as trustee (16)

2.27	Supplemental Senior Indenture, dated as of March 31, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V., The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London branch, as principal paying agent (16)

2.28	Form of Global Notes (included in Exhibit 2.27)

2.29	Second Supplemental Senior Indenture, dated as of July 25, 2016, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V., The Bank of New York Mellon, as trustee and The Bank of New York Mellon, London branch, as principal paying agent (17)

2.30	Form of Global Notes (included in Exhibit 2.29)

2.31	Senior Indenture, dated as of July 21, 2016, by and among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (18)

2.32	First Supplemental Senior Indenture, dated as of July 21, 2016, by and among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (18)

2.33	Form of Notes (included in Exhibit 2.32)

2.34	Permanent Global Certificate, dated as of July 28, 2016, and the Terms of the CHF 300,000,000 0.125 per cent Notes due 2018 (19)

2.35	Permanent Global Certificate, dated as of July 28, 2016, and the Terms of the CHF 350,000,000 0.500 per cent Notes due 2022 (19)

2.36	Permanent Global Certificate, dated as of July 28, 2016, and the Terms of the CHF 350,000,000 1.000 per cent Notes due 2025 (19)

2.37	Guarantee, dated as of July 28, 2016, by Teva Pharmaceutical Industries Limited (relating to the 2018 Notes) (19)

2.38	Guarantee, dated as of July 28, 2016, by Teva Pharmaceutical Industries Limited (relating to the 2022 Notes) (19)

2.39	Guarantee, dated as of July 28, 2016, by Teva Pharmaceutical Industries Limited (relating to the 2025 Notes) (19)

2.40	Term Loan Credit Agreement, dated as of November 16, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V., Teva Pharmaceutical Finance Netherlands III B.V., Citibank, N.A. and the lenders party thereto (20)

2.41	Senior Unsecured Revolving Credit Agreement, dated as of November 16, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V., Teva Pharmaceutical Finance Netherlands III B.V., Citibank, N.A. and the lenders party thereto (21)

2.42	Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

4	Stockholders Agreement, dated August 2, 2016, by and between Allergan plc and Teva Pharmaceutical Industries Limited (22)

8	Subsidiaries of the Registrant

10	Consent of Kesselman & Kesselman, independent registered public accountants

12(i)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12(ii)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following financial information from Teva Pharmaceutical Industries Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2016, 2015 and 2014; (ii) Consolidated Balance Sheets at December 31, 2016 and 2015; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

1.	English translation or summary from Hebrew original, which is the official version.
2.	Incorporated by reference to Exhibit 3.1 to Teva’s Registration Statement on Form F-1 (Reg. No. 33-15736).
3.	Incorporated by reference to Exhibit 99.1 to Teva’s Form 6-K filed on November 5, 2015.
4.	English translation or summary from Hebrew original, which is the official version, except as to Exhibit A thereto, the official version of which is in English.
5.	Incorporated by reference to Exhibit 99.2 to Teva’s Form 6-K filed on November 5, 2015.
6.	Incorporated by reference to Teva’s Registration Statement on Form F-6 (Reg. No. 333-184652).
7.	Incorporated by reference to Teva’s Post-Effective Amendment to Registration Statement on Form F-6 (Reg. No. 333-184652).
8.	Incorporated by reference to Exhibit 4.2 to Teva’s Form 6-K filed on December 8, 2015.
9.	Incorporated by reference to Teva’s Form 6-K filed on January 31, 2006.
10.	Incorporated by reference to Teva’s Form 6-K filed on November 10, 2011.
11.	Incorporated by reference to Teva’s Form 6-K filed on December 18, 2012.
12.	Incorporated by reference to Teva’s Form 6-K filed on April 4, 2012.
13.	Incorporated by reference to Teva’s Form 6-K filed on April 25, 2012.
14.	Incorporated by reference to Exhibit 2.1 to Teva’s Form 6-K filed on May 9, 2012.

15.	Incorporated by reference to Exhibit 2.27 to Teva’s Annual Report on Form 20-F for the year ended December 31, 2014.
16.	Incorporated by reference to Teva’s Report on Form 6-K filed on March 31, 2015.
17.	Incorporated by reference to Exhibit 4.2 to Teva’s Report on Form 6-K filed on July 25, 2016.
18.	Incorporated by reference to Teva’s Report on Form 6-K filed on July 21, 2016.
19.	Incorporated by reference to Teva’s Report on Form 6-K filed on July 28, 2016.
20.	Incorporated by reference to Exhibit 99.1 to Teva’s Report on Form 6-K filed on November 18, 2015.
21.	Incorporated by reference to Exhibit 99.2 to Teva’s Report on Form 6-K filed on November 18, 2015.
22.	Incorporated by reference to Exhibit 99.2 to Teva’s Report on Form 6-K filed on July 28, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Group Executive Vice President, Chief Financial Officer

Date: February 15, 2017

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Teva Pharmaceutical Industries Limited and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Report of Teva Management on Internal Control Over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in the Report of Teva Management on Internal Control over Financial Reporting appearing under item 15, the Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), Anda Inc. (“Anda”) and Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”) acquisitions, and the Teva Takeda Yakuhin Ltd. (“Teva Takeda”) business venture, all of which were completed during 2016, were excluded from its assessment of internal control over financial reporting as of December 31, 2016.

We have also excluded Actavis Generics, Anda, Rimsa and Teva Takeda from our audit of internal control over financial reporting. Actavis Generics, Anda and Rimsa are wholly owned subsidiaries of Teva, and Teva is the majority shareholder of Teva Takeda. The consolidated total assets (not including goodwill and intangible assets) and consolidated net revenues of Actavis Generics, Anda, Rimsa and Teva Takeda, collectively, represented approximately 5% and 10% , respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

/s/ Kesselman & Kesselman
Tel-Aviv, Israel	Kesselman & Kesselman
February 15, 2017	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$988	$6,946
Trade receivables	7,523	5,350
Inventories	4,954	3,966
Deferred income taxes, see note 1	—	735
Prepaid expenses	1,362	910
Other current assets	1,293	491
Assets held for sale	841	—

Total current assets	16,961	18,398
Deferred income taxes	725	250
Other non-current assets	1,235	2,341
Property, plant and equipment, net	8,073	6,544
Identifiable intangible assets, net	21,487	7,675
Goodwill	44,409	19,025

Total assets	$92,890	$54,233

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$3,276	$1,585
Sales reserves and allowances	7,839	6,601
Trade payables	2,157	1,918
Employee-related obligations	859	710
Accrued expenses	3,405	1,681
Other current liabilities	867	510
Liabilities held for sale	116	—

Total current liabilities	18,519	13,005
Long-term liabilities:
Deferred income taxes	5,215	1,748
Other taxes and long-term liabilities	1,639	1,195
Senior notes and loans	32,524	8,358

Total long-term liabilities	39,378	11,301

Commitments and contingencies, see note 13
Total liabilities	57,897	24,306

Equity:
Teva shareholders’ equity:
Preferred shares of NIS 0.10 par value per mandatory convertible preferred share; December 31, 2016 and December 31, 2015: authorized 5.0 million shares; issued 3.7 million shares and 3.4 million shares, respectively	3,620	3,291
Ordinary shares of NIS 0.10 par value per share; December 31, 2016 and December 31, 2015: authorized 2,500 million shares; issued 1,123 million shares and 1,016 million shares, respectively	54	52
Additional paid-in capital	23,409	17,757
Retained earnings	13,607	14,851
Accumulated other comprehensive loss	(3,159)	(1,955)
Treasury shares as of December 31, 2016 and December 31, 2015—108 million ordinary shares	(4,194)	(4,227)

	33,337	29,769

Non-controlling interests	1,656	158

Total equity	34,993	29,927

Total liabilities and equity	$92,890	$54,233

/S/ DR. Y. PETERBURG	/S/ E. DESHEH
Dr. Y. Peterburg Interim President and Chief Executive Officer	E. Desheh Group Executive Vice President, Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Year ended December 31,
	2016	2015	2014
Net revenues	$21,903	$19,652	$20,272
Cost of sales	10,044	8,296	9,216

Gross profit	11,859	11,356	11,056
Research and development expenses	2,111	1,525	1,488
Selling and marketing expenses	3,860	3,478	3,861
General and administrative expenses	1,236	1,239	1,217
Impairments, restructuring and others	699	1,131	650
Legal settlements and loss contingencies	899	631	(111)
Goodwill impairment charge	900	—	—

Operating income	2,154	3,352	3,951
Financial expenses—net	1,330	1,000	313

Income before income taxes	824	2,352	3,638
Income taxes	521	634	591
Share in (profits) losses of associated companies—net	(8)	121	5

Net income	311	1,597	3,042
Net income (loss) attributable to non-controlling interests	(18)	9	(13)

Net income attributable to Teva	329	1,588	3,055

Accrued dividends on preferred shares	261	15	—

Net income attributable to ordinary shareholders	$68	$1,573	$3,055

Earnings per share attributable to ordinary shareholders:
Basic	$0.07	$1.84	$3.58

Diluted	$0.07	$1.82	$3.56

Weighted average number of shares (in millions):
Basic	955	855	853

Diluted	961	864	858

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in millions)

	Year ended December 31,
	2016	2015	2014
Net income	$311	$1,597	$3,042
Other comprehensive income (loss), net of tax:
Currency translation adjustment	(445)	(1,102)	(1,440)
Unrealized gain (loss) on derivative financial instruments, net	(477)	135	237
Unrealized gain (loss) on available-for-sale securities, net	(319)	319	(12)
Unrealized gain (loss) on defined benefit plans, net	(23)	35	(43)

Total other comprehensive loss	(1,264)	(613)	(1,258)

Total comprehensive income (loss)	(953)	984	1,784
Comprehensive income (loss) attributable to non-controlling interests	(78)	8	(19)

Comprehensive income (loss) attributable to Teva	$(875)	$976	$1,803

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Teva shareholders’ equity
	Ordinary shares					Accumulated other compre- hensive (loss)		Total Teva share- holders’ equity
	Number of shares (in millions)	Stated value	MCPS**	Additional paid-in capital	Retained earnings		Treasury shares		Non- controlling interests	Total equity
		(U.S. dollars in millions)
Balance at January 1, 2014	947	$50	$—	$13,628	$12,535	$(91)	$(3,557)	$22,565	$71	$22,636

Changes during 2014:
Comprehensive income (loss)					3,055	(1,252)		1,803	(19)	1,784
Exercise of options by employees and vested RSUs	10	*		408			106	514		514
Stock-based compensation expense				95				95		95
Dividends					(1,156)			(1,156)		(1,156)
Purchase of treasury shares							(500)	(500)		(500)
Disposition of non-controlling interests								—	(14)	(14)
Other	*	*		(10)	2			(8)	4	(4)

Balance at December 31, 2014	957	50	—	14,121	14,436	(1,343)	(3,951)	23,313	42	23,355

Changes during 2015:
Comprehensive income (loss)					1,588	(612)		976	8	984
Ordinary shares issuance***	54	2		3,289				3,291		3,291
MCPS issuance***			3,291					3,291		3,291
Exercise of options by employees and vested RSUs	5	*		225			163	388		388
Stock-based compensation expense				117				117		117
Dividends to ordinary shareholders					(1,155)			(1,155)		(1,155)
Accrued dividends to preferred shareholders					(15)			(15)		(15)
Purchase of treasury shares							(439)	(439)		(439)
Acquisition of non-controlling interests								—	103	103
Other				5	(3)			2	5	7

Balance at December 31, 2015	1,016	52	3,291	17,757	14,851	(1,955)	(4,227)	29,769	158	29,927

Changes during 2016:
Comprehensive income (loss)					329	(1,204)		(875)	(78)	(953)
Ordinary shares issuance***	106	2		5,389				5,391		5,391
MCPS issuance***			329					329		329
Exercise of options by employees and vested RSUs	1	*		2			33	35		35
Stock-based compensation expense				159				159		159
Dividends to ordinary shareholders					(1,303)			(1,303)		(1,303)
Dividends to preferred shareholders					(261)			(261)		(261)
Transactions with non-controlling interests				111				111	1,573	1,684
Other				(9)	(9)			(18)	3	(15)

Balance at December 31, 2016	1,123	$54	$3,620	$23,409	$13,607	$(3,159)	$(4,194)	$33,337	$1,656	$34,993

*	Represents an amount less than 0.5 million.
**	Mandatory convertible preferred shares.
***	Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Year ended December 31,
	2016	2015	2014
Operating activities:
Net income	$311	$1,597	$3,042
Adjustments to reconcile net income to net cash provided by operations:
Impairment of long-lived assets	1,645	361	387
Depreciation and amortization	1,524	1,308	1,508
Net change in operating assets and liabilities	1,219	967	290
Net (gain) loss from sale of long-lived assets and investments	(764)	(86)	1
Translation adjustments due to Venezuela devaluations	603	—	—
Research and development in process	422	35	—
Other-than-temporary impairment	140	736	6
Stock-based compensation	124	117	95
Deferred income taxes—net and uncertain tax positions	15	237	(226)
Other items	(14)	146	24
Impairment of equity investment—net	—	124	—

Net cash provided by operating activities	5,225	5,542	5,127

Investing activities:
Acquisitions of businesses, net of cash acquired	(36,148)	(3,309)	(363)
Proceeds from sales of long-lived assets and investments	2,002	524	196
Purchases of property, plant and equipment	(901)	(772)	(929)
Purchases of investments and other assets	(481)	(2,003)	(324)
Other investing activities	(212)	(5)	(30)

Net cash used in investing activities	(35,740)	(5,565)	(1,450)

Financing activities:
Proceeds from long-term loans and other long-term liabilities, net of issuance costs	25,252	2,099	—
Net change in short-term debt	1,998	29	(385)
Dividends paid on ordinary shares	(1,303)	(1,155)	(1,156)
Repayment of long-term loans and other long-term liabilities	(999)	(2,521)	(839)
Proceeds from issuance of ordinary shares, net of issuance costs	329	3,291	—
Proceeds from issuance of mandatory convertible preferred shares, net of issuance costs	329	3,291	—
Dividends paid on preferred shares	(255)	—	—
Other financing activities	(169)	(178)	(9)
Proceeds from exercise of options by employees	35	388	514
Purchases of treasury shares	—	(439)	(500)

Net cash provided by (used in) financing activities	25,217	4,805	(2,375)

Translation adjustment on cash and cash equivalents	(660)	(62)	(114)

Net change in cash and cash equivalents	(5,958)	4,720	1,188
Balance of cash and cash equivalents at beginning of year	6,946	2,226	1,038

Balance of cash and cash equivalents at end of year	$988	$6,946	$2,226

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. dollars in millions)

Supplemental cash flow information:

	Year ended December 31,
	2016	2015	2014
Non-cash financing and investing activities:
Share issuance to Allergan plc for the Actavis Generics acquisition	$5,065	$—	$—
Shares transfered to Takeda as part of the establishment of Teva Takeda	1,825	—	—
Actavis Generics contingent consideration	302	—	—

Cash paid during the year for:
Interest	$290	$243	$294
Income taxes, net of refunds	$341	$802	$675

Net change in operating assets and liabilities:

	Year ended December 31,
	2016	2015	2014
Other current assets	$(517)	$87	$(36)
Trade payables, accrued expenses, employee-related obligations and other current liabilities	640	(12)	(614)
Inventory step-up	381	—	—
Inventories	372	129	230
Trade receivables net of sales reserves and allowances	343	763	710

	$1,219	$967	$290

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Operations

Teva Pharmaceutical Industries Limited (the “Parent Company”), headquartered in Israel, together with its subsidiaries and associated companies (the “Company,” “Teva” or the “Group”), is engaged in the development, manufacturing, marketing and distribution of generic, specialty, and other pharmaceutical products. The majority of the Group’s revenues are in the United States and Europe. The Group’s main manufacturing facilities are located in Israel, Hungary, United States, Germany, Canada, Japan, Ireland, the United Kingdom, the Czech Republic, Croatia, Italy, Bulgaria and India.

Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Functional currency

A major part of the Group’s operations is carried out by the Company in the United States, Israel and certain other countries. The functional currency of these entities is the U.S. dollar (“dollar” or “$”).

The functional currency of certain subsidiaries and associated companies is their local currency. The financial statements of those companies are included in the consolidated financial statements, translated into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year. Differences resulting from translation are presented as other comprehensive income in the consolidated statements of comprehensive income (loss).

The financial statements for Teva’s Venezuelan business, which has a highly inflationary economy, are re-measured as if the functional currency was the U.S. dollar, Teva’s reporting currency, using certain exchange rates determined by Teva’s management. A highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period. See note 16a.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and Variable Interest Entities (“VIEs”) for which the Company is considered the primary beneficiary. For those consolidated subsidiaries where Teva owns less than 100%, the outside shareholders’ interests are shown as non-controlling interests in equity. Investments in affiliates over which the Company has significant influence but not a controlling interest, are carried on the equity basis.

For VIEs, the Company performs an analysis to determine whether the variable interests give a controlling financial interest in a VIE. The Company periodically reassesses whether it controls its VIEs.

Intercompany transactions and balances are eliminated on consolidation; profits from intercompany sales, not yet realized outside the Group, are also eliminated.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to purchase price allocation on acquisitions including determination of useful lives and contingent consideration; determining the valuation and recoverability of intangible assets and goodwill; and assessing sales reserves and allowances, uncertain tax positions, valuation allowances, contingencies, inventory valuation and restructuring.

b.	New accounting pronouncements

Recently adopted accounting pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued guidance on stock compensation. The guidance is intended to simplify several aspects of the accounting for share-based payments, including income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures and classification in the statement of cash flows. Teva adopted the provisions of this update during the second quarter of 2016. The guidance did not have a material impact on Teva’s consolidated financial statements.

In November 2015, the FASB issued guidance on balance sheet classification of deferred taxes. The guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. Teva adopted the provisions of this update prospectively during the third quarter of 2016. The impact of the change in presentation is that net current deferred tax assets totaling approximately $978 million as of December 31, 2016 have been reclassified to non-current assets or long-term liabilities, as appropriate.

In September 2015, the FASB issued guidance on current accounting for measurement period adjustments. The guidance requires entities to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date. This pronouncement is effective commencing January 1, 2016. The impact of the new guidance resulted in the measurement period adjustments described in note 2 to be recognized in the fourth quarter of 2016, rather than adjusted retrospectively.

Recently issued accounting pronouncements, not yet adopted

In January 2017, the FASB issued guidance on goodwill impairment testing. The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In January 2017, the FASB issued guidance on the differentiation between acquisitions of assets and businesses. The new guidance dictates that, when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, it should be

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

treated as an acquisition or disposal of an asset. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In November 2016, the FASB issued guidance on the treatment of restricted cash in the statements of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva does not anticipate a material impact on its consolidated financial statements.

In October 2016, the FASB issued guidance on accounting for consolidation of interests held through related parties that are under common control. The amended guidance designates the primary beneficiary of a VIE as the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. The guidance is effective for the fiscal year beginning on January 1, 2017, including interim periods within that year. Teva does not anticipate a material impact on its consolidated financial statements.

In October 2016, the FASB issued guidance on income taxes on intra-entity transfers. The guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In August 2016, the FASB issued guidance on statements of cash flows. The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In June 2016, the FASB issued guidance on financial instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In February 2016, the FASB issued guidance on leases. The guidance requires entities to record lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. The guidance will become effective for interim and annual periods beginning on January 1, 2019 (early adoption is permitted) and is required to be adopted at the earliest period presented using a modified retrospective approach. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In January 2016, the FASB issued guidance which updates certain aspects of recognition, measurement, presentation and disclosure of equity investments. The guidance requires entities to recognize changes in fair

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

value in net income rather than in accumulated other comprehensive income. The guidance will be effective for interim and annual periods beginning on January 1, 2018 (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. Under the new standard, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service, which differs from the risk and rewards approach under current guidance. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March, April and May 2016, the FASB issued three additional updates regarding identifying performance obligations and licensing, certain principal versus agent considerations, and various narrow scope improvements based on practical questions raised by users. The guidance may be adopted through either retrospective application to all periods presented in the financial statements (full retrospective approach) or through a cumulative effect adjustment to retained earnings at the effective date (modified retrospective approach). The guidance will be effective for the fiscal periods beginning on January 1, 2018 (early adoption is permitted).

While Teva has not yet completed its final review of the impact of the new standard, Teva does not currently anticipate a material impact on its revenue recognition practices. Teva continues to review variable consideration and potential disclosures to complete its evaluation of the impact on its consolidated financial statements. In addition Teva continues to monitor additional changes, modifications, clarifications or interpretations that may impact its current conclusions. Teva expects to adopt the new standard using the modified retrospective approach.

c.	Acquisitions:

Teva’s consolidated financial statements include the operations of an acquired business from the date of the acquisition’s consummation. Acquired businesses are accounted for using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired in process research and development (“IPR&D”) be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When Teva acquires net assets that do not constitute a business, as defined under U.S. GAAP, no goodwill is recognized and acquired IPR&D is expensed.

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of their fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under impairments, restructuring and others.

d.	Collaborative arrangements:

Collaborative agreements are contractual arrangements in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The Company recognizes revenue generated and costs incurred on sales to third parties as it relate to a collaborative agreement as gross or net. If the Company is the principal participant in a transaction, revenues and costs are recorded on a gross basis; otherwise, revenues are recorded on a net basis.

e.	Investee companies:

Investments in entities in which the Company has a significant influence are accounted for using the equity method and included within other non-current assets. Under the equity method, the Company generally recognizes its proportionate share of comprehensive income or loss of the entity. Other non-marketable equity investments are carried at cost. The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable. Impairments on investee companies are recorded in the income statement under share in profits or losses of associated companies – net.

f.	Fair value measurement:

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

g.	Investment in securities:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

h.	Cash and cash equivalents:

All highly liquid investments, which include short-term bank deposits and money market instruments, that are not restricted as to withdrawal or use, and investment in short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

i.	Trade receivables:

Trade receivables are stated at their net realizable value. The allowance against gross trade receivable reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. As of December 31, 2016 and December 31, 2015, an allowance for doubtful debts of $191 million and $146 million, respectively, is reflected in net trade receivables. Trade receivables are written off after all reasonable means to collect the full amount have been exhausted.

j.	Concentration of credit risks:

Most of Teva’s cash and cash equivalents (which, along with investment in securities, totaled $1.9 billion at December 31, 2016) were deposited with financially sound European, U.S. and Israeli banks and financial institutions and were comprised mainly of cash deposits.

The pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. The U.S. market constituted approximately 53% of Teva’s consolidated revenues in 2016 and a relatively small portion of total trade accounts after netting amounts in sales, reserves and allowances. The exposure of credit risks relating to other trade receivables is limited, due to the relatively large number of group customers and their wide geographic distribution. Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts and netted against trade receivables.

k.	Inventories:

Inventories are valued at the lower of cost or net realizable value. Cost of raw and packaging materials, purchased products, manufactured finished products, products in process and capitalized production costs are determined predominantly on a standard cost basis, approximating average costs. Other methods which are utilized for determining the value of inventories are moving average, cost basis and the first in first out method.

Teva regularly reviews its inventories for impairment and reserves are established when necessary.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Inventories acquired in a business combination are stepped-up to their estimated fair value and amortized to cost of sales as that inventory is sold.

l.	Long-lived assets:

Teva’s long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plant and equipment. All long-lived assets are monitored for impairment indicators throughout the year. Impairment testing for goodwill and all identifiable intangible assets is performed at least annually. When necessary, charges for impairments of long-lived assets are recorded for the amount by which the fair value is less than the carrying value of these assets.

Goodwill

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration and any non-controlling interest in the acquiree, over the assigned fair values of the identifiable net assets acquired. Goodwill is not amortized, and is assigned to reporting units and tested for impairment at least on an annual basis, in the fourth quarter of the fiscal year.

The goodwill impairment test is performed according to the following principles:

1.	An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying mount, a quantitative fair value test is performed.

2.	The first step of the quantitative fair value test compares the fair value of the reporting units to the carrying value of net assets allocated to the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired. If the carrying value of the reporting unit exceeds the fair value, the second step of the quantitative fair value test is performed.

3.	In the second step, the reporting unit’s implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination or an acquisition would be determined. That is, the fair value of a reporting unit is assigned to all of the assets and liabilities of that unit, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as an impairment.

Identifiable intangible assets

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products for which marketing approval was received from the U.S. Food and Drug Administration (“FDA”) or the equivalent agencies in other countries. These assets are amortized using mainly the straight-line method over their estimated period of useful life, or based on economic benefit models, if more appropriate, which is determined by identifying the period and manner in which substantially all of the cash flows are expected to be generated. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling and marketing expenses.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Whenever impairment indicators are identified for definite life intangible assets, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s or asset group’s cash flows and compares such value against the asset’s or asset group’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value based on the discounted cash flows.

Indefinite life intangible assets are mainly comprised of research and development in-process assets. Teva monitors these assets for items such as research and development milestones and progress to identify any triggering events. Annually or when triggering events are present, Teva determines the fair value of the asset based on discounted cash flows and records an impairment loss if book value exceeds fair value.

IPR&D acquired in a business combination is capitalized as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are monitored triggering events and tested for impairment. Upon completion of the related research and development efforts, management determines the useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development assets are impaired.

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

m.	Contingencies:

The Company is involved in various patent, product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies or contingent consideration or other contingent liabilities incurred or acquired in a business combination, Teva records accruals for these types of contingencies to the extent that Teva concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Teva records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred.

n.	Treasury shares:

Treasury shares are held by Teva’s subsidiaries and presented as a reduction of Teva shareholders’ equity and carried at their cost to Teva, under treasury shares.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

o.	Stock-based compensation:

Teva recognizes the estimated fair value of share-based awards, restricted share units (“RSUs”) and performance share units (“PSUs”) under stock-based compensation costs. The compensation expense for PSUs is recognized only if it is probable that the performance condition will be achieved.

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

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred income taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that a portion of the deferred income tax assets will not be realized. In determining whether a valuation allowance is needed, Teva considers all available evidence, including historical information, long range forecast of future taxable income and evaluation of tax planning strategies. Amounts recorded for valuation allowance can result from a complex series of judgments about future events and can rely on estimates and assumptions. Deferred income tax liabilities and assets are classified as non-current in accordance with the accounting standard update issued in November 2015 and adopted by Teva in the third quarter of 2016 (refer further to note 1(b)).

Deferred tax has not been provided on the following items:

1.	Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them. The determination of the amount of related unrecognized deferred tax liability is not practicable.

2.	Amounts of tax-exempt income generated from the Company’s current Approved Enterprises and unremitted earnings from foreign subsidiaries retained for reinvestment in the Group. See note 15f.

q.	Uncertain tax positions:

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

r.	Derivatives and hedging:

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

Derivative instruments are recognized on the balance sheet at their fair value.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk is recognized in financial expenses—net in the statements of income in the period that the changes in fair value occur.

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

Derivative instruments that do not qualify for hedge accounting are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of financial expenses—net in the statements of income. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

s.	Revenue recognition:

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

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts and other promotional items, such as shelf stock adjustments, are included in sales reserves and allowances (“SR&A”). These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against trade receivables.

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Royalty revenue is recognized as a component of net revenues in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and when revenue can be reasonably measured.

Revenues included royalty income and income from services of $343 million, $140 million and $167 million in the years ended December 31, 2016, 2015 and 2014, respectively. The amount recognized in 2016 includes royalty income resulting from the Ninlaro® transaction. See note 2.

t.	Research and development:

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

Advance payments for goods or services that will be used or rendered for future research and development activities are deferred. Such amounts are recognized as an expense as the related goods are delivered or the services are performed.

Research and development in-process acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use, is expensed as incurred.

u.	Shipping and handling costs:

Shipping and handling costs, which are included in selling and marketing expenses, were $134 million, $127 million and $151 million for the years ended December 31, 2016, 2015 and 2014, respectively.

v.	Advertising expenses:

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2016, 2015 and 2014 were $312 million, $297 million and $302 million, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

The Company’s business includes two reporting segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”) and over-the-counter medicines. The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system and respiratory indications, as well as those marketed in the women’s health, oncology and other specialty businesses.

Beginning in the fourth quarter of 2016, and following the acquisition of Actavis Generics, Teva revised its segment structure so that its generic medicines segment now includes Teva’s over-the-counter (“OTC”) business, conducted primarily through PGT Healthcare, as well as the API manufacturing business. Refer further to note 20.

y.	Earnings per share:

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

z.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2—Certain transactions:

a.	Business transactions:

Actavis Generics and Anda acquisitions:

On August 2, 2016, Teva consummated its acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”). At closing, Teva transferred to Allergan consideration of approximately $33.4 billion in cash and approximately 100.3 million Teva shares. The acquisition significantly expanded Teva’s generics product portfolio and pipeline, R&D capabilities and global operational network.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

On October 3, 2016, Teva consummated the acquisition of Anda Inc. (“Anda”), the fourth largest distributor of generic pharmaceuticals in the United States, from Allergan plc, for cash consideration of $500 million. The purchase is a transaction related to the Actavis Generics acquisition, and as such the purchase price accounting and related disclosures have been treated on a combined basis.

In July 2016, Teva completed debt issuances for an aggregate principal amount of $20.4 billion, or $20.3 billion in net proceeds, consisting of senior notes with aggregate principal amounts of $15 billion, €4 billion and CHF 1 billion and maturities of between two to 30 years. The effective average interest rate of these notes is 2.32% per annum.

At the closing of the Actavis Generics acquisition, Teva borrowed $5 billion under its term loan facility with a syndicate of banks. The term facility is split into two tranches of $2.5 billion each, with the first tranche maturing in 2018 and the second tranche maturing in 2020 with payment installments each year (see note 11). In addition, Teva terminated its $22 billion bridge loan credit agreement.

Teva financed the cash consideration with the amounts mentioned above, in addition to approximately $8.1 billion from cash on hand, including from its December 2015 equity offerings, and borrowings under its syndicated revolving line of credit.

Debt issuance and term loan facilities related costs of approximately $0.1 billion were incurred as part of the financing arrangements, and were capitalized under senior notes and loans in the consolidated balance sheets. Total equity issuance costs of approximately $0.2 billion related to the transaction were offset against the proceeds received from the issuances.

In 2015 and 2016, Teva incurred approximately $143 million costs associated with the Actavis Generics and Anda transactions, of which approximately $96 million was incurred in 2016. These expenses are included in impairment, restructuring and others and financial expenses, as applicable, in Teva’s consolidated statements of income.

The following table summarizes the consideration transferred to acquire Actavis Generics and Anda:

Fair value of consideration transferred:

U.S.$ in millions
Cash	$33,920
Ordinary shares (1)	5,065
Contingent consideration (2)	302
Equity based compensation	25

Total fair value of consideration transferred	$39,312

(1)	Represents approximately 100.3 million shares at a price per share of $50.50 at August 1, 2016, which has been adjusted for a lack of marketability discount factor of 5.8%.
(2)	The contingent consideration relates to sharing of profits of one specific product currently in development. Its fair value is based on the estimated future cash outflows, utilizing the same probability assessment that was applied on the related IPR&D. Refer further to note 3.

The table below summarizes the preliminary estimates of the fair value of the assets acquired and liabilities assumed and resulting goodwill. These values are not yet finalized and are subject to change, which could be

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

significant. The amounts recognized and associated amortization periods will be finalized as the information necessary to complete the analyses is obtained, but no later than one year from the acquisition date (“the measurement period”).

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions	Preliminary values at September 30, 2016	Measurement period adjustments, and impact of Anda acquisition	Preliminary values at December 31, 2016
Cash and cash equivalents	$82	2	84
Trade receivables (1)	2,995	216	3,211
Inventories	1,463	207	1,670
Other current assets (2)	2,218	(168)	2,050
Property, plant and equipment	1,605	(235)	1,370
Other non-current assets	19	5	24
Identifiable intangible assets: (3)
Product rights	16,486	(7,846)	8,640
Trade names / customer relationships	—	417	417
In-process research and development (4)	3,999	1,007	5,006
Goodwill	19,630	4,562	24,192

Total assets acquired	48,497	(1,833)	46,664

Sales reserves and allowances	1,912	76	1,988
Trade payables	241	200	441
Employee related obligations	118	16	134
Accrued expenses (5)	839	81	920
Other current liabilities (2)	654	(278)	376
Deferred income taxes and other non-current liabilities	6,215	(2,722)	3,493

Total liabilities assumed	9,979	(2,627)	7,352

Net assets acquired	$38,518	794 (6)	39,312

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $3,313 million, of which approximately $102 million was not expected to be collected.
(2)	Other current net assets related to divestitures were approximately $1,647 million.
(3)	The fair value adjustment estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life.
(4)	The estimated weighted average amortization period of the acquired product rights is 12 years.
(5)	In the ordinary course of business, Actavis Generics incurred contingent and other liabilities. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date. A liability of $513 million for litigation matters was assumed by Teva in connection with the acquisition. Refer further to note 13 for contingencies.
(6)	Increase predominantly represents cash consideration for Anda and additional contingent consideration as a result of adjusted purchase price assessments.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Goodwill is largely attributable to expected synergies following the acquisition, as well as future economic benefits arising from other assets acquired that could not be separately recognized at this time. Goodwill is not deductible for tax purposes, and was allocated to the generic medicines segment and other activities, see note 7.

Purchase price allocated to intangibles primarily represents developed products already marketed and IPR&D. Approximately $8.6 billion was allocated from the purchase price to developed products and $5.0 billion to IPR&D.

For both developed products and IPR&D, net cash flows were discounted to present values, using a range of discount rates from 7% to 11%. Other assumptions reflect stage of development, nature and timing of efforts for completion, and other risks and uncertainties. Identifiable intangible assets were valued using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This uses a forecast of expected cash flows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

IPR&D represents development in process which as of the closing date, had substance, where process to date is more than insignificant but had not yet reached completeness. As it relates to this acquisition, Teva considered all products that had at least begun processing the testing to demonstrate bioequivalence but had not yet received final approval from the FDA to be part of IPR&D. There are approximately 200 products or product groups included in this allocation. A probability of success factor was used to reflect inherent technological and regulatory risks.

The measurement period adjustments related to the identifiable intangible assets acquired represent the impact of updated cash flow projections on the fair value of the assets. The updated projections incorporated additional information obtained subsequent to the closing of the transaction, which included updated product and market based assumptions, as well as consideration of duplicative products. The consequential reduction of amortization of product rights from the date of the acquisition’s consummation is approximately $289 million, and was recognized as income in the period.

The final cash consideration payable is subject to certain net working capital adjustments, which have been estimated at closing based on a preliminary analysis in the amount of $223 million. The preliminary net working capital adjustment was reflected in operating cash flow. Teva is currently in negotiations with Allergan as to the final amount of the working capital adjustment to be received by Teva. Should the amount be higher than the preliminary adjustment, it would reduce the purchase consideration, as well as goodwill if settlement is reached within the measurement period.

The acquired businesses contributed an estimated $2.4 billion of revenue to Teva’s consolidated statements of income from August 2, 2016 to December 31, 2016, of which $1,995 million was generated in the generic medicines operating segment and $382 million in other activities. Due to the extent of integration of Actavis Generics and Anda, it is impracticable to determine the contributed earnings of the acquired businesses for the relevant period.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following table provides supplemental pro forma information as if the Actavis Generics and Anda business combinations had occurred on January 1, 2015:

	Pro forma twelve months ended December 31, (Unaudited)
	2016	2015
Net revenue	$25,601	$26,812
Net (loss) income attributable to Teva	(791)	1,427
Basic earnings per share attributable to Teva shareholders	(1.04)	0.90
Diluted earnings per share attributable to Teva shareholders	(1.04)	0.89

The unaudited supplemental pro forma data reflects the historical information of Teva, Actavis Generics and Anda adjusted for: (i) Teva’s accounting policies as applied to the results of Actavis Generics and Anda, (ii) the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment, and intangible assets had been applied from January 1, 2015, (iii) the impact on revenues and gross profit of products required to be divested, (iv) the recognition of non-recurring costs and income directly attributable to the acquisitions, including the impact of divestitures and inventory step up, as if they had been incurred on January 1, 2015, (v) the recognition of certain purchase price allocation adjustments, amounting to approximately $538 million before taxes, as if they had been adjusted for prior to the consummation of the acquisitions, (vi) estimated additional finance expenses incurred as a result of borrowings used to finance the acquisitions as if they had been entered into on January 1, 2015, and (vii) consequential tax effects.

The unaudited pro forma summary is not intended to reflect what Teva’s results of operations would have been had the acquisitions occurred on January 1, 2015, and is not necessarily indicative of the results of future operations of Teva nor does it reflect the expected synergies associated with the acquisitions. Teva’s actual results of operations may differ significantly from the pro forma adjustments reflected here due to many factors. The unaudited supplemental pro forma information includes various assumptions, including the preliminary purchase price allocation of the assets acquired and the liabilities incurred and assumed in connection with the acquisitions.

In order to complete the Actavis Generics acquisition, Teva was required by the U.S. Federal Trade Commission (“FTC”) to divest certain Actavis Generics and Teva products. The sale of the Teva legacy products resulted in a net gain of $720 million which was recognized on disposal, and recorded in impairments, restructuring and others in the consolidated statements of income in the third quarter of 2016. A portion of the divestiture was considered a sale of a business, for which the respective gain includes the disposal of the estimated fair value of goodwill associated with the business, which was $99 million. Proceeds from the sale of the business and Actavis Generics and Teva assets were approximately $527 million and $1,218 million, respectively.

On October 5, 2016, Teva entered into an agreement to sell certain assets and operations of Actavis Generics in the U.K. and Ireland. The related results of operations from the discontinued operations is not significant to Teva’s consolidated statements of income, and therefore the effect on revenues and net income has not been disclosed separately. This transaction closed on January 9, 2017. The table below summarizes the major classes of assets and liabilities included as held for sale as at December 31, 2016.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Carrying amounts of major classes of assets included as held for sale:

U.S.$ in millions
Trade receivables	$59
Inventories	63
Other current assets	1
Deferred income taxes	7
Property, plant and equipment, net	36
Identifiable intangible assets, net	633

Total assets of the disposal group classified as held for sale in the consolidated balance sheets	$799

Trade payables and accrued expenses	$83
Other current liabilities	10
Other taxes and long-term liabilities	23

Total liabilities of the disposal group classified as held for sale in the consolidated balance sheets	$116

In addition, assets held for sale at December 31, 2016 include other divestitures related to the acquisition of Actavis Generics, which are not significant to Teva.

Other transactions:

During the year ended December 31, 2016, Teva entered into other transactions for aggregate cash consideration of $2.3 billion and non-cash consideration with a fair value of $1.8 billion. The acquisition costs relating to these transactions were approximately $25 million for the period, and are included in impairment, restructuring and others in Teva’s consolidated statements of income. Goodwill recognized for these transactions is not deductible for tax purposes.

Pro forma financial information has not been included for the following transactions occurring during the period as the results would not be significant, individually or collectively, when compared with Teva’s financial results.

Japanese business venture:

On April 1, 2016, Teva and Takeda Pharmaceutical Company Limited (“Takeda”) established Teva Takeda Yakuhin Ltd. (“Teva Takeda”), a new business venture in Japan. The business venture combined Teva’s Japanese generics business with Takeda’s portfolio of off-patent products, leveraging Takeda’s leading brand reputation and strong distribution presence in Japan with Teva’s expertise in supply chain, operational network, infrastructure and R&D, to meet the wide-ranging needs of patients and growing importance of generics in Japan through the provision of off-patent medicines.

Teva assigned 49% in the business venture to Takeda in consideration of the contribution of its off-patented products business in Japan. The business venture was consolidated in Teva’s financial statements commencing April 1, 2016. Takeda’s interest in the business venture is accounted for under net income (loss) attributable to non-controlling interests.

The table below summarizes the preliminary estimates of the fair value of the assets acquired and liabilities assumed and resulting goodwill. These values are not yet finalized and are subject to change. The amounts

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

recognized and associated amortization periods will be finalized as the information necessary to complete the analyses is obtained, but no later than one year from the acquisition date. In the fourth quarter of 2016, measurement period adjustments were recorded to reflect updated forecasted cash flows supporting the value of identifiable intangible assets, resulting in an increase in goodwill associated with the transaction. Teva recorded net assets acquired of $1.8 billion and non-controlling interests of $1.6 billion, with the difference recorded under Teva shareholders’ equity.

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions	Preliminary values at September 30, 2016	Measurement period adjustments	Preliminary values at December 31, 2016
Inventories	$139	$(5)	$134
Identifiable intangible assets:
Product and marketing rights (1)	1,664	(173)	1,491
Goodwill	566	132	698

Total assets acquired	2,369	(46)	2,323

Deferred income taxes	544	(46)	498

Total liabilities assumed	544	(46)	498

Net assets acquired	$1,825	$—	$1,825

(1)	The weighted average amortization period of the acquired product and marketing rights is approximately 15 years. The change in the fair value of product and marketing rights is based on updated information on certain product rights acquired which was not available at the time of the acquisition.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized. Specifically, goodwill recorded as part of the Teva Takeda business venture is attributable to expected specific synergies and market benefits that could not be individually identified and separately recognized, and was allocated to the generics segment.

Rimsa

On March 3, 2016, Teva completed the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a pharmaceutical manufacturing and distribution company in Mexico, for $2.3 billion, in a cash free, debt free set of transactions. Teva financed the transaction using cash on hand.

Following the closing of the acquisition, Teva identified issues concerning Rimsa’s pre-acquisition quality, manufacturing and other practices, at which point the Company began an assessment of the extent and cost of remediation required to return its products to the market. In September 2016, two lawsuits were filed: a pre-emptive suit by the Rimsa sellers against Teva, and Teva’s lawsuit alleging fraud and breach of contract against the Rimsa sellers. The Rimsa sellers subsequently dismissed their lawsuit, and the dismissal was approved by court order on December 20, 2016.

During the fourth quarter, Teva completed its assessment of the implications of the identified issues on the intended synergies and integration of the acquisition, resulting in a comprehensive remediation plan that is currently being executed. As a result, Teva reevaluated the purchase price allocation and concluded that measurement period adjustments were necessary to change the values assigned to certain assets acquired and

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

liabilities assumed. The impact of these adjustments was primarily a decrease in the value of acquired identifiable intangible assets by $707 million and an increase in the amount of goodwill on acquisition. In addition all identifiable intangible assets were determined to be IPR&D. See the table below.

As a result of the alleged fraud and revised increase in goodwill, and given the required level of senior management’s attention to execute the remediation plan, Teva concluded that the rarity of the circumstances warranted the evaluation of Rimsa as a separate reporting unit. Accordingly, goodwill resulting from the Rimsa acquisition was tested for impairment at this level. Teva concluded that the carrying value of the Rimsa reporting unit exceeded its fair value at the measurement date and therefore recognized an impairment charge of $900 million on goodwill.

Teva will continue to monitor the execution of the remediation plan and related milestones. Critical to the plan are the timing and costs to remediate the facility and its product files. If it is determined that remediation will not be completed within the expected timeframe, Teva may conclude that additional impairment is necessary.

The table below summarizes the preliminary estimates of the fair value of the assets acquired and liabilities assumed and resulting goodwill, prior to goodwill impairment. These values are not yet finalized and are subject to change, which could be significant as its remediation plan may provide further knowledge of facts and conditions that existed at the acquisition date which could change the fair value of IPR&D. The amounts recognized and associated amortization periods will be finalized as the information necessary to complete the analyses is obtained, but no later than one year from the acquisition date.

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions	Preliminary values at September 30, 2016	Measurement period adjustments	Preliminary values at December 31, 2016
Current assets (1)	$88	$9	$97
Deferred taxes and other non-current assets (2)	702	(556)	146
Identifiable intangible assets:
Product rights	781	(781)	—
In-process research and development (3)	177	123	300
Trade names / customer relationships	49	(49)	—
Goodwill	1,018	949	1,967

Total assets acquired	2,815	(305)	2,510

Current liabilities	124	(3)	121
Deferred taxes and other non-current liabilities	370	(302)	68

Total liabilities assumed	494	(305)	189

Net assets acquired	$2,321	$—	$2,321

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $47 million, of which $3 million was not expected to be collected.
(2)	Deferred tax assets were revalued based on updated projections indicating the amounts would not be utilized within a reasonable amount of time.
(3)	The value of research and development in-process was calculated using cash flow projections discounted for the inherent risk in the projects.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Following the impact of currency fluctuations and the $900 million goodwill impairment charge, the carrying value of the Rimsa reporting unit was $1.1 billion at December 31, 2016. Goodwill attributable to the acquisition following the updated valuations represents the expected benefits from Teva’s increased presence in the Mexican market, and was allocated to the generics operating segment, while for goodwill impairment purposes the Company evaluated Rimsa as a standalone reporting unit given the unusual circumstances (see disclosure above).

Auspex acquisition:

In May 2015, Teva acquired Auspex Pharmaceuticals, Inc. (“Auspex”), an innovative biopharmaceutical company specializing in applying deuterium chemistry to known molecules to create novel therapies with improved safety and efficacy profiles, for net cash consideration of $3.3 billion.

The table below summarizes the fair value of the assets acquired and liabilities assumed and resulting goodwill.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Teva purchased all of NuPathe’s shares for consideration of $163 million and up to $130 million in contingent payments upon the achievement of sales-based milestones for Zecuity®. At the time of the acquisition, these potential additional payments were evaluated and recorded at a fair value of $106 million, based on the probability of achieving these milestones. During 2016, the carrying value of the Zecuity® identifiable intangible asset was impaired. See note 18.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

b.	Other significant agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development costs or business risks. The Company’s most significant agreements of this nature are summarized below.

AttenukineTM

In December 2016, Teva entered into a license agreement for research, development, manufacture and commercializing of AttenukineTM with a subsidiary of Takeda. Teva received a $30 million upfront payment, which has been recorded as income in general administrative expenses. The agreement stipulates additional milestone payments of up to $280 million and royalties.

Ninlaro®

In November 2016, Teva entered into an agreement to sell its royalties and other rights in Ninlaro® (ixazomib) to a subsidiary of Takeda, for a $150 million upfront payment to Teva, with additional consideration of up to $150 million dependent on future sales. The upfront payment has been recognized as revenue in the consolidated statements of income. See note 1s. Teva was entitled to these royalties pursuant to an agreement from 2014 assigning the Ninlaro® patents to an affiliate of Takeda in consideration of milestone payments and sales royalties.

Celltrion

In October 2016, Teva and Celltrion, Inc. entered into a collaborative agreement to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. Teva paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. Teva and Celltrion will share the profit from the commercialization of these products. The upfront payment of $160 million was recorded in Teva’s consolidated statements of income as research and development expenses and reflected in cash flow used in investing activities.

Regeneron

In September 2016, Teva and Regeneron Pharmaceuticals, Inc. entered into a collaborative agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. Teva and Regeneron share equally in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion. Teva paid Regeneron $250 million upfront, which was recorded in Teva’s consolidated statements of income as research and development expenses and reflected in cash flow used in investing activities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Eagle license agreement:

On February 13, 2015, Teva entered into an exclusive license agreement with Eagle Pharmaceuticals, Inc. (“Eagle”) for Bendeka®, a bendamustine hydrochloride rapid infusion product for the treatment of chronic lymphocytic leukemia (CLL) and indolent B-cell non-Hodgkin lymphoma (NHL).

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

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 (now designated by Teva as TV-45070) targets

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in phase 2 clinical development for neuropathic pain. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is a founder, a minority shareholder and a member of the board of directors of Xenon. Teva paid Xenon an upfront fee of $41 million and may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. As required by the agreement, in November 2014, Teva invested an additional $10 million in Xenon in connection with its initial public offering. In order to avoid potential conflicts of interest, Teva established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

NOTE 3—FAIR VALUE MEASUREMENT:

Financial items carried at fair value as of December 31, 2016 and 2015 are classified in the tables below in one of the three categories described in note 1f:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$24	$—	$—	$24
Cash deposits and other	964	—	—	964
Investment in securities:
Equity securities	842	—	—	842
Structured investment vehicles	—	89	—	89
Other, mainly debt securities	14	—	17	31
Derivatives:
Asset derivatives—options and forward contracts	—	10	—	10
Asset derivatives—cross-currency swaps	—	88	—	88
Liabilities derivatives—options and forward contracts	—	(17)	—	(17)
Liabilities derivatives—interest rate swaps	—	(2)	—	(2)
Contingent consideration*	—	—	(828)	(828)

Total	$1,844	$168	$(811)	$1,201

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$162	$—	$—	$162
Cash deposits and other	6,784	—	—	6,784
Investment in securities:
Equity securities	1,352	—	—	1,352
Structured investment vehicles	—	94	—	94
Other	11	—	1	12
Derivatives:
Asset derivatives—options and forward contracts	—	25	—	25
Asset derivatives—interest rate, cross-currency and forward starting interest rate swaps	—	105	—	105
Liability derivatives—options and forward contracts	—	(11)	—	(11)
Liability derivatives—treasury locks, interest rate and forward starting interest rate swaps	—	(26)	—	(26)
Contingent consideration*	—	—	(812)	(812)

Total	$8,309	$187	$(811)	$7,685

*	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions.

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

	December 31, 2016	December 31, 2015
	U.S. $ in millions
Fair value at the beginning of the period	$(811)	$(616)
Investment in debt securities	16
Auction rate securities realized		(13)
Additional contingent consideration resulting from:
Actavis Generics acquisition	(302)
Eagle license		(128)
Gecko acquisition		(5)
Adjustments to provisions for contingent consideration:
Actavis Generics acquisition	18
Labrys acquisition	(6)	(311)
Eagle license	(179)	(63)
MicroDose acquisition	(8)	(10)
Cephalon acquisition	(12)	(5)
NuPathe acquisition	122	(10)
Settlement of contingent consideration:
Labrys acquisition	25	350
Eagle transaction	115
Cephalon acquisition	205
Gecko transaction	6

Fair value at the end of the period	$(811)	$(811)

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

Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value are mostly comprised of senior notes and convertible senior debentures, and are presented in the below table in terms of fair value:

	Estimated fair value*
	December 31,
	2016	2015
	(U.S. $ in millions)
Senior notes included under long-term liabilities	$(26,456)	$(7,305)
Senior notes and convertible senior debentures included under short-term liabilities	(569)	(1,778)

Fair value at the end of the period	$(27,025)	$(9,083)

*	The fair value was estimated based on quoted market prices, where available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 4—INVESTMENT IN SECURITIES:

a.	Available-for-sale securities:

Available-for-sale securities are comprised mainly of debt securities and equity securities.

Investments in securities are classified based on the initial maturity as well as the intended time of realization.

At December 31, 2016 and 2015, the fair value, amortized cost and gross unrealized holding gains and losses of such securities are as follows:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
December 31, 2016	$986	$985	$44	$43
December 31, 2015	$1,620	$1,303	$338	$21

In the second quarter of 2016, Teva recorded an impairment of $99 million on its investment in Mesoblast.

During the third and fourth quarter of 2016, Teva sold and settled approximately five million of its Mylan shares, for an average price of $39.3 per share, for an aggregate cash consideration of approximately $202 million. Consequently, Teva recorded a $5 million net loss under financial expenses-net.

As of December 31, 2016, following the decision to treat the investment as held for sale, the decline in fair value of the remaining Mylan shares was considered to be other-than-temporary and recorded as an expense in the consolidated statements of income. Consequently, Teva recorded an additional $37 million loss under financial expenses-net, reflecting the difference between the book value and fair value of the shares as of December 31, 2016. See note 17.

As of December 31, 2016, Teva’s remaining Mylan shares are presented under short term investment recorded in other current assets. In January 2017, Teva sold approximately 12 million additional Mylan shares.

Investments in securities are presented in the balance sheet as follows:

	December 31,
	2016	2015
	(U.S. $ in millions)
Other current assets	$679	$11
Other non-current assets	283	1,447
Cash and cash equivalents, mainly money market funds	24	162

	$986	$1,620

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Contractual maturities:

The contractual maturities of debt securities are as follows:

December 31, 2016
(U.S. $ in millions)
2017	$38
2022 and thereafter	106

$144

NOTE 5—INVENTORIES:

Inventories, net of reserves, consisted of the following:

	December 31,
	2016	2015
	(U.S. $ in millions)
Finished products	$2,832	$2,050
Raw and packaging materials	1,385	1,195
Products in process	538	535
Materials in transit and payments on account	199	186

	$4,954	$3,966

The increase was primarily due to the acquisition of Actavis Generics inventories, which were initially recorded at fair value. For additional information, see note 2.

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, consisted of the following:

	December 31,
	2016	2015
	(U.S. $ in millions)
Machinery and equipment	$5,748	$5,071
Buildings	3,331	2,591
Computer equipment and other assets	1,774	1,492
Payments on account	634	525
Land*	439	394

	11,926	10,073
Less—accumulated depreciation	3,853	3,529

	$8,073	$6,544

*	Land includes long-term leasehold rights in various locations, with useful lives of between 30 and 99 years.

The increase was primarily due to the acquisition of Actavis Generics property, plant and equipment, which was initially recorded at fair value. For additional information, see note 2.

Depreciation expenses were $501 million, $449 million and $464 million in the years ended December 31, 2016, 2015 and 2014, respectively. During the years ended December 31, 2016, 2015 and 2014, Teva had

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

impairments of property, plant and equipment in the amount of $149 million, $96 million and $163 million, respectively. See note 18.

NOTE 7—GOODWILL:

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015 were as follows:

	Generics	Specialty	Other	Total
	(U.S. $ in millions)
Balance as of January 1, 2015	$8,730	$8,502	$1,176	$18,408
Changes during year:
Goodwill acquired (1)	—	1,212	—	1,212
Translation differences and other	(265)	(294)	(36)	(595)

Balance as of December 31, 2015	$8,465	$9,420	$1,140	$19,025
Changes during year:
Goodwill acquired and adjustments (2)	25,767	(29)	1,091	26,829
Goodwill disposed (3)	(99)			(99)
Goodwill impairment (4)	(900)			(900)
Translation differences and other	(370)	(68)	(8)	(446)

Balance as of December 31, 2016	$32,863	$9,323	$2,223	$44,409

(1)	Mainly due to the Auspex acquisition in May 2015.
(2)	Goodwill recognized as part of the Actavis Generics, Anda, Takeda and Rimsa acquisitions. Goodwill acquired in the specialty segment represents measurement period adjustments on goodwill acquired in 2015 (mainly Auspex).
(3)	Goodwill on divestiture of Teva products in connection with the Actavis Generics acquisition. Refer further to note 2.
(4)	Represents Rimsa goodwill impairment charge. Refer to note 2.

As a result of the acquisition of Actavis Generics, Teva conducted an analysis of its business segments, which lead to a change to Teva’s segment reporting and goodwill assignment. Teva reallocated goodwill to its adjusted reporting units using a relative fair value approach.

For the year ended December 31, 2016 an impairment loss of $900 million was recognized with respect to the goodwill associated with the Rimsa acquisition (refer further to note 2). For the years ended December 31, 2015 and 2014, the Company determined that there were no impairments to goodwill.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 8—IDENTIFIABLE INTANGIBLE ASSETS:

Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	December 31,
	2016	2015	2016	2015	2016	2015
	(U.S. $ in millions)
Product rights	$18,180	$9,047	$6,460	$5,876	$11,720	$3,171
Trade names	625	212	41	40	584	172
Research and development in process	9,183	4,332	—	—	9,183	4,332

Total	$27,988	$13,591	$6,501	$5,916	$21,487	$7,675

Product rights and trade names are assets presented at amortized cost. These assets represent a portfolio of pharmaceutical products from various categories with a weighted average life of approximately 11 years. Amortization of intangible assets amounted to $993 million, $838 million and $1,036 million in the years ended December 31, 2016, 2015 and 2014, respectively.

Teva’s in-process research and development are assets that have not yet been approved in major markets. Teva’s in-process research and development is comprised mainly of the following acquisitions and related assets: various generic products (Actavis Generics)—$4,964 million; SD809—multiple indications and SDJ60 idiopathic pulmonary fibrosis (Auspex)—$3,143 million; LBR-101 (Labrys)—$444 million; various generic products (Rimsa)—$258 million; Reslizumab (formerly known as Cinquil®, Cephalon)—$126 million; Technology (Microchips)—$61 million; Technology (Immuneering)—$87 million; LAMA/LABA (MicroDose)—$62 million and TD Hydrocodone (Cephalon)—$47 million. In-process research and development carry intrinsic risks that the asset might not succeed in advanced phases and will be impaired in future periods.

Impairment of identifiable intangible assets amounted to $589 million, $265 million and $224 million in the years ended December 31, 2016, 2015 and 2014, respectively, and are recorded in earnings under impairments, restructuring and others. See note 18.

As of December 31, 2016, the estimated aggregate amortization of intangible assets for the years 2017 to 2021 is as follows: 2017—$1,178 million; 2018—$1,273 million; 2019—$1,159 million; 2020—$1,081 million and 2021—$932 million. These estimates do not include the impact of IPR&D that is expected to materialize during this period.

NOTE 9—SALES RESERVES AND ALLOWANCES:

Sales reserves and allowances consisted of the following:

	December 31,
	2016	2015
	(U.S. $ in millions)
Rebates	$3,482	$3,382
Medicaid and other governmental allowances	1,729	1,319
Chargebacks	1,584	1,091
Returns	844	598
Other	200	211

	$7,839	$6,601

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 10—LONG-TERM EMPLOYEE-RELATED OBLIGATIONS:

a. Long-term employee-related obligations consisted of the following:

	December 31,
	2016	2015
	(U.S. $ in millions)
Accrued severance obligations	$120	$123
Defined benefit plans	197	157

Total	$317	$280

As of December 31, 2016 and 2015, the Group had $152 million and $140 million, respectively, deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability mainly in respect of Israeli employees. Such deposits are not considered to be “plan assets” and are therefore included in long-term investments and receivables.

Most of the change resulted from actuarial updates, as well as from exiting from several defined benefit plans in several countries.

The Company expects to expense an approximate contribution of $141 million in 2017 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

The main terms of the different arrangements with employees are described in b. below.

b.	Terms of arrangements:

Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Parent Company and its Israeli subsidiaries make ongoing deposits into employee pension plans to fund their severance liabilities. According to the general collective pension agreement in Israel, Company deposits with respect to employees who were employed by the Company after the agreement took effect are made in lieu of the Company’s severance liability; therefore no obligation is provided for in the financial statements. Severance pay liabilities with respect to employees who were employed by the Parent Company and its Israeli subsidiaries prior to the collective pension agreement effective date, as well as employees who have special contractual arrangements, are provided for in the financial statements based upon the number of years of service and the latest monthly salary.

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

The Company expects to pay the following future minimum benefits to its employees: $16 million in 2017; $14 million in 2018; $12 million in 2019; $12 million in 2020; $13 million in 2021 and $76 million between 2022 to 2026. These amounts do not include amounts that might be paid to employees who cease working with the Company before their normal retirement age.

NOTE 11—DEBT OBLIGATIONS:

a.	Short-term debt:

			December 31,
	Weighted average interest rate as of December 31	Maturity	2016	2015
			(U.S. $ in millions)
Revolving credit facility	LIBOR +1.125%	2017	$1,240	$—
Term loan GBP 510 million*	GBP LIBOR + 0.7%	2017	$629	$—
Term loan JPY 8.0 billion	JPY LIBOR +0.223%	2017	$68	—
Bank and financial institutions	5.79%		$15	$75
Convertible debentures (see note 12)	0.25%	2026	$514	521
Current maturities of long-term liabilities			$810	989

Total short term debt			$3,276	$1,585

*	In January 2017, Teva repaid this loan in full.

Short-term debt has an earliest date of repayment within 12 months.

Line of credit:

In November 2015, the Company entered into a $3 billion five-year unsecured syndicated credit facility (which was increased to $4.5 billion upon closing of the Actavis Generics acquisition, see note 2), replacing the previous $3 billion facility. As of December 31, 2016, the Company utilized $1.2 billion of the facility.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Long-term debt includes the following:

	Weighted average interest rate as of December 31, 2016	Maturity	December 31, 2016	December 31, 2015
	%		(U.S. $ in millions)
Senior notes EUR 1,750 million (1)	0.38%	2020	$1,834	$—
Senior notes EUR 1,500 million (1)	1.13%	2024	1,566	—
Senior notes EUR 1,300 million	1.25%	2023	1,357	1,409
Senior notes EUR 1,000 million	2.88%	2019	1,050	1,092
Senior notes EUR 750 million (1)	1.63%	2028	780	—
Senior notes EUR 700 million	1.88%	2027	733	762
Senior notes USD 3,500 million (2)	3.15%	2026	3,491	—
Senior notes USD 3,000 million (2)	2.20%	2021	2,995	—
Senior notes USD 3,000 million (2), (3)	2.80%	2023	2,991	—
Senior notes USD 2,000 million (2)	1.70%	2019	2,000	—
Senior notes USD 2,000 million (2)	4.10%	2046	1,984	—
Senior notes USD 1,500 million (2)	1.40%	2018	1,498	—
Senior notes USD 950 million (4)	2.40%	2016	—	950
Senior notes USD 844 million (5)	2.95%	2022	868	843
Senior notes USD 789 million	6.15%	2036	781	780
Senior notes USD 700 million	2.25%	2020	700	700
Senior notes USD 613 million (5)	3.65%	2021	626	611
Senior notes USD 588 million	3.65%	2021	587	586
Senior notes CHF 450 million	1.50%	2018	442	455
Senior notes CHF 350 million (6)	0.50%	2022	344	—
Senior notes CHF 350 million (6)	1.00%	2025	345	—
Senior notes CHF 300 million (6)	0.13%	2018	295	—
Fair value hedge accounting adjustments			(2)	(10)

Total senior notes			27,265	8,178
Term loan USD 2.5 billion (7)	LIBOR +1.125%	2018	2,500	—
Term loan USD 2.5 billion (7)	LIBOR +1.25%	2017-2020	2,500	—
Term loan JPY 65 billion	0.99%	2017	560	544
Term loan JPY 35 billion	1.42%	2019	299	290
Term loan JPY 35 billion	LIBOR +0.3%	2018	299	290
Other loans JPY 5 billion	1.67%	2016	—	39

Total loans			6,158	1,163
Debentures USD 15 million	7.20%	2018	15	15
Other	7.48%	2026	9	5

Total debentures and others			24	20

Less current maturities			(810)	(989)
Derivative instruments			2	11
Less debt issuance costs*			(115)	(25)

Total long-term debt			$32,524	$8,358

*	In accordance with FASB guidance, effective January 1, 2016, long-term debt is presented net of related debt issuance costs. Prior periods were adjusted to conform with the guidance.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

(1)	In July 2016, in connection with the anticipated closing of the Actavis Generics acquisition, Teva Pharmaceutical Finance Netherlands II B.V., a Teva finance subsidiary, issued senior notes in an aggregate principal amount of €4.0 billion.
(2)	In July 2016, in connection with the anticipated closing of the Actavis Generics acquisition, Teva Pharmaceutical Finance Netherlands III B.V., a Teva finance subsidiary, issued senior notes in an aggregate principal amount of $15.0 billion.
(3)	In the fourth quarter of 2016, Teva entered into interest rate swap agreements designated as fair value hedge relating to its 2.8% senior notes due 2023 with respect to $500 million notional amount of outstanding debt.
(4)	In November 2016, Teva repaid at maturity $950 million principal amount of its 2.4% fixed rate senior notes.
(5)	In the third quarter of 2016, Teva terminated interest rate swap agreements designated as fair value hedge relating to its 2.95% senior notes due 2022 with respect to $844 million notional amount and its 3.65% senior notes due 2021 with respect to $450 million notional amount.
(6)	In July 2016, in connection with the anticipated closing of the Actavis Generics acquisition, Teva Pharmaceutical Finance Netherlands IV B.V., a Teva finance subsidiary, issued senior notes in an aggregate principal amount of CHF 1.0 billion.
(7)	In August 2016, upon closing of the Actavis Generics acquisition, Teva borrowed $5 billion under its term loan facilities with a syndicate of banks. The term facilities consists of two tranches of $2.5 billion each, with the first tranche maturing in full in 2018 and the second tranche maturing in 2020 with payment installments each year (10% to be repaid in each of 2017 and 2018, 20% to be repaid in 2019 and the remaining 60% to be repaid in 2020).

Long term debt was issued by several indirect wholly-owned subsidiaries of the Company and is fully and unconditionally guaranteed by the Company as to payment of all principal, interest, discount and additional amounts (as defined), if any.

Long term debt as of December 31, 2016 is effectively denominated (taking into consideration cross currency swap agreements) in the following currencies: U.S. dollar 70%, euro 24%, Swiss franc 4% and Japanese yen 2%. Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2016, the Company met all financial covenants.

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

The required annual principal payments of long-term debt, excluding debt issuance cost as of December 31, 2016, starting with the year 2018, are as follows:

December 31, 2016
(U.S. $ in millions)
2018	$5,299
2019	3,849
2020	4,034
2021	4,208
2022 and thereafter	15,249

$32,639

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 12—CONVERTIBLE SENIOR DEBENTURES:

Convertible senior debentures were $514 million and $521 million principal amount of our 0.25% convertible senior debentures due 2026 as of December 31, 2016 and 2015, respectively. These convertible senior debentures include a “net share settlement” feature according to which the principal amount will be paid in cash and in case of conversion, only the residual conversion value above the principal amount will be paid in Teva shares. Due to the “net share settlement” feature, exercisable at any time, these convertible senior debentures are classified in the balance sheet under short-term debt. Holders of the convertible debentures will be able to cause Teva to redeem the debentures on February 1, 2021.

NOTE 13—COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

Preferred dividends:

The Company pays dividends under its outstanding mandatory convertible preferred shares. See note 14b.

Operating leases:

As of December 31, 2016, minimum future rentals under operating leases of buildings, machinery and equipment for periods in excess of one year were as follows: 2017—$165 million; 2018—$144 million; 2019—$131 million; 2020—$84 million; 2021—$70 million; 2022 and thereafter—$135 million.

The lease fees expensed in each of the years ended December 31, 2016, 2015 and 2014 were $164 million, $122 million and $153 million, respectively.

Royalty commitments:

The Company is committed to paying royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales or of the gross margin of certain products, as defined in the underlying agreements.

Royalty expenses are reported in cost of goods sold if related to the acquisition of a product, and if not are included in sales and marketing expenses. The royalty expense in each of the years ended December 31, 2016, 2015 and 2014 were $814 million, $911 million and $987 million, respectively.

Milestone commitments:

The Company is committed to paying milestone payments, usually as part of business transactions. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. As of December 31, 2016, were all milestones and targets, for compounds in Phase II and more advanced stages of development, to be achieved, the total contingent payments could reach an aggregate of up to approximately $1.1 billion.

b.	Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

its business, Teva is frequently subject to litigation. Teva generally believes that it has meritorious defenses to the actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to matters disclosed in this note.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of the cases described below, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flows in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Among other things, Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. Except as otherwise noted, all third party sales figures given below are based on IMS data.

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

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would generally be calculated based on the sales of Teva’s generic product. The amount of lost profits would generally be based on the lost sales of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

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

In December 2012, Endo International (“Endo”) sued Actavis Inc. and Actavis South Atlantic LLC (collectively “Actavis”) in New York federal court for infringement of patents expiring in 2023. The lawsuit followed the launch by Actavis of its 7.5 mg and 15 mg oxymorphone extended-release tablets, which were the AB-rated generic versions of the original formulation of Endo’s Opana® ER. According to Endo’s annual report, Opana® ER had net sales of approximately $299 million for the twelve months ended December 31, 2012. In September 2013, Actavis launched additional strengths of its product. In August 2015, the court found two Endo patents valid and infringed, and on April 29, 2016, enjoined Actavis from selling its oxymorphone ER products. Actavis has appealed these rulings. In addition, in November 2014, Endo and Mallinckrodt sued Actavis in Delaware federal court, alleging that sales of the Actavis oxymorphone ER products infringe another patent that expires in 2029, which Endo had licensed from Mallinckrodt. Trial in that case is scheduled for February 2017. Were Endo ultimately to be successful in its allegations of patent infringement, Actavis could be required to pay damages relating to past sales of its oxymorphone ER products and continue to be enjoined from future sales until patent expiration. The amount of damages, if any, would be determined in a separate trial that would be scheduled after resolution of the pending appeal.

In July 2014, GlaxoSmithKline (“GSK”) sued Teva in Delaware federal court for infringement of a patent expiring in June 2015, which covers GSK’s Coreg® products. Teva and other generic producers began selling their carvedilol tablets (the generic version of Coreg®) in September 2007. At the time of Teva’s launch, annual sales of Coreg® were approximately $1.6 billion. The parties served their first round expert reports in September 2016, including GSK’s confidential damages expert report. Teva vigorously disputes GSK’s claims on the merits and also disputes the amount and nature of GSK’s alleged damages. Rebuttal expert reports, including Teva’s damages report, were served in November 2016. A hearing on any dispositive motions is scheduled for March 2017, and trial, if necessary, is scheduled to commence in June 2017. Were GSK ultimately to be successful in its allegations of patent infringement, Teva could be required to pay damages relating to past sales of its carvedilol products. Teva would be permitted to continue selling its carvedilol products, given that GSK’s patent has expired.

In April 2015, Teva launched its 2 mg, 5 mg, 10 mg, 15 mg, 20 mg, and 30 mg aripiprazole tablets, which are the AB-rated generic versions of Otsuka’s Abilify®, which had sales of approximately $7.8 billion for the twelve months ended December 31, 2014. Otsuka sued Teva in New Jersey federal court for infringement of patents that expire in March 2023 and March 2027. On January 20, 2016, the court granted summary judgment on the grounds that Teva’s generic product does not infringe Otsuka’s patent directed to using aripiprazole in combination with certain anti-depressants. Otsuka appealed this order. In August 2016, Teva and Otsuka settled this litigation, and a provision for the settlement was recorded in the financial statements.

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

Teva and/or its subsidiaries, including Watson Laboratories, Inc. (“Watson”) and Actavis Elizabeth LLC (“Actavis”), have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the long-term use of metoclopramide (the generic form of Reglan®). For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. Teva expects to be dismissed from at least some of the cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. In addition, there are mass tort proceedings under way in state courts in California and New Jersey. The California litigation includes about half of the total plaintiffs. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. The appellate court affirmed this dismissal. On August 22, 2016, following Teva’s appeal of the decision, the New Jersey Supreme Court affirmed with respect to the failure to update claims. On November 21, 2016, Teva filed a petition for a writ of certiorari with the United States Supreme Court. The Court has asked the plaintiffs to respond to that petition, and plaintiffs’ response is due on February 27, 2017.

In October 2015, Actavis reached an agreement in principle to resolve the vast majority of the cases pending against it. In January 2017, Teva and/or its other subsidiaries involved in the litigation also reached an agreement in principle to resolve the vast majority of the cases pending against them, subject to participation by a certain percentage of plaintiffs. A provision has been included in the financial statements for these matters.

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

Teva and its subsidiaries have increasingly been named as defendants in cases that allege antitrust violations arising from such settlement agreements. The plaintiffs in these cases, which are usually direct and indirect

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

purchasers of pharmaceutical products, and often assert claims on behalf of classes of all direct and indirect purchasers, typically allege that (1) Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) significant savings could have realized if there had been no settlement agreement and generic competition had commenced earlier. These class action cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been and disgorgement of profits, which are automatically trebled under the relevant statutes, plus attorneys’ fees and costs. The alleged damages generally depend on the size of the branded market and the length of the alleged delay, and can be substantial – potentially measured in multiples of the annual brand sales – particularly where the alleged delays are lengthy or branded drugs with annual sales in the billions of dollars are involved.

Teva believes that its settlement agreements are lawful and serve to increase competition, and has defended them vigorously. In Teva’s experience to date, these cases have typically settled for a fraction of the high end of the damages sought, although there can be no assurance that such outcomes will continue.

In June 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test has resulted in increased scrutiny of Teva’s patent settlements, additional action by the FTC and state and local authorities, and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the U.S. District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements entered into between Cephalon, Inc., now a Teva subsidiary (“Cephalon”), and various generic pharmaceutical companies in late 2005 and early 2006 to resolve patent litigation involving certain finished modafinil products (marketed as Provigil®) were unlawful because they had the effect of excluding generic competition. The case also alleges that Cephalon improperly asserted its Provigil® patent against the generic pharmaceutical companies. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon (the “Direct Purchaser Class”). Similar allegations have been made in a number of additional complaints, including those filed on behalf of a proposed class of end payors of Provigil® (the “End Payor Class”), by certain individual end payors, by certain retail chain pharmacies and by Apotex, Inc. (collectively, these cases are referred to as the “Philadelphia Modafinil Action”). Separately, Apotex challenged Cephalon’s Provigil® patent, and in October 2011, the Court found the patent to be invalid and unenforceable based on inequitable conduct. This decision was affirmed on appeal in April 2013. Teva has either settled or reached agreements in principle to settle with all of the plaintiffs in the Philadelphia Modafinil Action. However, one of the end payors, United Healthcare Services, took the position that it is not bound by the settlement that was agreed to on its behalf and brought a separate action in Minnesota federal court. On February 6, 2017, the Minnesota court granted Teva’s motion to transfer that action to the U.S. District Court for the Eastern District of Pennsylvania, where Teva has also filed suit to enforce the settlement.

In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition (the “FTC Modafinil Action”).

In addition to the Philadelphia Modafinil Action and the FTC Modafinil Action, the City of Providence (Rhode Island) and the State of Louisiana have also filed lawsuits against Cephalon and other Teva subsidiaries.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Teva settled its suit with the City of Providence, and won its motion to dismiss against the State of Louisiana. Cephalon and Teva have also reached a settlement with 48 state attorneys general, which was approved by the court on November 7, 2016. Certain other claimants have given notices of potential claims related to these settlement agreements. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

In May 2015, Cephalon entered into a consent decree with the FTC under which the FTC dismissed its claims against Cephalon in the FTC Modafinil Action in exchange for payment of $1.2 billion (less set-offs for prior settlements) by Cephalon and Teva into a settlement fund. The net amount paid into the settlement fund may be (and has been) used to settle certain other related cases, including the claims in the litigations described above, as well as other government investigations. Under the consent decree, Teva also agreed to certain injunctive relief with respect to the types of settlement agreements Teva may enter into to resolve patent litigation in the United States for a period of ten years. If, at the end of the ten years, the entire settlement fund has not been fully disbursed, any amount remaining will be paid to the Treasurer of the United States. In July 2015, Teva made a payment into the settlement fund for the difference of $1.2 billion less the amount of the agreed-upon settlements reached as of that date. Management recorded an additional charge of $398 million in the second quarter of 2015 as a result of the settlement with the FTC.

In January 2009, the FTC and the State of California filed a lawsuit in California federal court alleging that a September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”) relating to AndroGel® 1% (testosterone gel) violated the antitrust laws. Additional lawsuits alleging similar claims were later filed by private plaintiffs (including plaintiffs purporting to represent classes of similarly situated claimants), and the various actions were consolidated in a multidistrict litigation in Georgia federal court. In February 2010, the court granted Watson’s motion to dismiss all claims except certain sham litigation claims brought by the private plaintiffs. Those sham litigation claims were later dismissed on summary judgment and appealed to the Eleventh Circuit. In June 2013, the United States Supreme Court reversed the dismissal of the FTC’s reverse-payment claims in the AndroGel decision referenced above, and ordered the case remanded. The Eleventh Circuit also remanded the private plaintiffs’ cases. In May 2015, Giant Eagle, Inc., an individual direct purchaser opt-out plaintiff, filed a new complaint, alleging similar claims, in Pennsylvania federal court. That action was transferred to the multidistrict litigation in Georgia, and Watson answered the complaint in August 2015. Discovery remains ongoing in both the multidistrict and FTC litigations. On May 19, 2016, the indirect purchaser plaintiffs stipulated to the voluntary dismissal of their claims with prejudice. On October 14, 2016, Actavis Holdco U.S., Inc. (successor-in-interest to Watson) moved for summary judgment on the grounds that the FTC’s case is moot in light of the above-described consent decree stemming from the FTC Modafinil Action. That motion remains pending. Annual sales of AndroGel® 1% at the time of the settlement were approximately $350 million, and annual sales of the AndroGel franchise (AndroGel® 1% and AndroGel® 1.62%) were approximately $140 million and $1.05 billion, respectively, at the time Actavis launched its generic version of AndroGel® 1% in November 2015.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties might have had the object or effect of hindering the entry of generic modafinil. The Commission has indicated to Teva that it intends to issue a statement that will specify the initial findings of the investigation.

Teva subsidiaries Barr Laboratories, Inc. (“Barr”) and The Rugby Group (“Rugby”) are defendants in actions in California, Kansas and Florida state courts alleging that a January 1997 patent litigation settlement agreement between Barr, Rugby (then a subsidiary of Sanofi Aventis) and Bayer Corporation concerning the antibiotic ciprofloxacin was anticompetitive and violated state antitrust and consumer protection laws. In

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

addition, Rugby is also named as a defendant in Tennessee. In the California case, the trial court granted defendants’ summary judgment motions, and the court of appeal affirmed in October 2011. While an appeal was pending before the California Supreme Court, the trial court approved a $74 million class settlement with Bayer. In May 2015, the California Supreme Court reversed and remanded the case back to the trial court for a rule of reason inquiry as to the remaining defendants, including Barr and Rugby. In August 2016, Rugby agreed to settle with plaintiffs for $100 million, which was indemnified by Sanofi Aventis. The settlement was approved by the court on November 4, 2016. On January 18, 2017, Barr agreed to settle with plaintiffs for $225 million and a provision has been included in the financial statements. On January 25, 2017, plaintiffs filed a motion seeking preliminary approval of that settlement, and a hearing is scheduled for February 17, 2017 for that motion. Based on the plaintiffs’ expert testimony in the California case, estimated sales of ciprofloxacin in California were approximately $500 million during the alleged damages period. In the Kansas action, the court granted preliminary approval of the settlement Bayer entered into with plaintiffs in June 2015. In July 2015, Barr and the remaining co-defendants also agreed to settle with the plaintiffs; the court granted final approval of the settlement on June 6, 2016. The Florida case has been administratively closed by the court.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. In October 2014, the court granted Teva’s motion to dismiss in the direct purchaser cases, after which the parties agreed that the court’s reasoning applied equally to the indirect purchaser cases. Plaintiffs filed notices of appeal, and the Third Circuit has consolidated the appeal with a separate antitrust case in which Teva is not a party, In re Lipitor Antitrust Litigation, solely for purposes of disposition by the same appellate panel. Argument on the issue of whether the appeal should be transferred to the Federal Circuit was heard on September 27, 2016. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GSK and Teva in New Jersey federal court for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva in the same court. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the court dismissed the cases. In January 2014, the court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. In June 2015, the Third Circuit reversed and remanded for further proceedings. On February 19, 2016, Teva and GSK filed a petition for a writ of certiorari in the United States Supreme Court, which was denied on November 7, 2016. In the meantime, litigation has resumed in both the direct purchaser and indirect purchaser actions. Teva and GSK filed a motion for judgment on the pleadings in the indirect purchaser action in December 2015, which the court granted in part and denied in part in March 2016. On September 21, 2016, GSK, Teva and the indirect purchaser plaintiffs agreed to settle the litigation, and on October 27, 2016, the indirect purchaser plaintiffs stipulated to the dismissal of their claims with prejudice. A provision has been included in the financial statements for the dismissed matter. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

In April 2013, purported classes of direct purchasers of, and end payors for, Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the U.S. District Court for the Eastern District of Pennsylvania. Teva and Abbott’s motion to dismiss was denied in

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

September 2014. Throughout 2015 and in January 2016, several individual direct purchaser opt-out plaintiffs filed complaints with allegations nearly identical to those of the direct purchaser class. In October 2016, the District Attorney for Orange County, California, filed a similar complaint, which has since been amended, in California state court alleging violations of state law. On February 10, 2017, Teva and Abbott filed a demurrer seeking to dismiss the Orange County claims on statute of limitations grounds, and also moved to strike all claims for restitution and civil penalties to the extent they are not limited to alleged activity in Orange County. Those filings remain pending. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

Since July 2013, numerous lawsuits have been filed in several federal courts by purported classes of end payors for, and direct purchasers of, Solodyn® ER (minocycline hydrochloride) against Medicis, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Medicis and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Medicis in March 2009. A multidistrict litigation has been established in the U.S. District Court for the District of Massachusetts. In September 2014, plaintiffs filed an amended complaint that did not name Teva as a defendant. Annual sales of Solodyn® ER were approximately $380 million at the time Teva settled and approximately $765 million at the time generic competition entered the market on a permanent basis in November 2011.

In November 2013, a putative class action was filed in Pennsylvania federal court against Actavis, Inc. and certain of its affiliates, alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals Inc. relating to Lidoderm® (lidocaine transdermal patches) violated the antitrust laws. Additional lawsuits containing similar allegations followed on behalf of other classes of putative direct purchaser and end-payer plaintiffs, and the cases have been consolidated as a multidistrict litigation (“MDL”) in federal court in California. Defendants moved to dismiss, and in November 2014, the court granted the motions in part but denied them with respect to the claims under Section 1 of the Sherman Act. Plaintiffs then filed amended consolidated complaints in December 2014, and additional complaints have followed from retailers acting in their individual capacities. Discovery in these cases is ongoing. In March 2016, the FTC filed a lawsuit in Pennsylvania federal court against Allergan plc, Watson, Endo and Impax Laboratories, Inc. challenging (1) Watson’s 2012 patent lawsuit settlement with Endo related to Lidoderm® and (2) a June 2010 patent litigation settlement between Endo and Impax related to Opana® ER (generic oxymorphone extended release tablets). The FTC’s allegations against Watson relate to the Lidoderm® settlement only (and not the Opana® ER settlement). The defendants moved to sever the Lidoderm®-related claims from the Opana® ER-related claims, and also to dismiss the FTC’s claims outright. On October 20, 2016, the court granted Watson’s and Impax’s motions to sever and ordered the FTC to file new, individual complaints. The court denied the defendants’ motions to dismiss as moot, with leave to re-file once the FTC files new complaints. On October 25, 2016, the FTC filed a notice of voluntary dismissal. On October 26, 2016, Endo and Watson filed a complaint in Pennsylvania federal court seeking a declaratory judgment that the FTC’s claims are not authorized by statute, or, in the alternative, that the FTC does not have statutory authority to pursue a disgorgement remedy. On December 30, 2016, the FTC moved to dismiss the declaratory judgment complaint. The court denied that motion as moot on February 1, 2017, when it consolidated Watson’s action with a later-filed declaratory judgment action brought by Allergan. Watson and Allergan expect to file a consolidated complaint for declaratory judgment by mid-February, 2017. Meanwhile, on January 23, 2017, the FTC re-filed its Lidoderm®-related claims against Allergan, Watson, and Endo, along with a stipulated order for permanent injunction, to settle its claims against Endo, in the same California federal court that is presiding over the private MDL referenced above. This new FTC case has been assigned to the judge presiding over the MDL. On February 3, 2017, the State of California filed a complaint against Allergan and Watson , and that complaint has also been assigned to the judge presiding over the MDL. Annual sales of Lidoderm® at the time of the settlement were approximately $1.2 billion, and were approximately $1.4 billion at the time Actavis launched its generic version in September 2013.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Since November 2013, numerous lawsuits have been filed in various federal courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva subsidiaries. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the U.S. District Court for the District of Connecticut. Teva and BI’s motion to dismiss was denied in March 2015. On August 6, 2016, the judge issued an order preventing discovery about any products other than branded Aggrenox® and its AB-rated generics for purposes of defining the relevant antitrust market in this litigation. The order was certified for immediate appeal, which the Second Circuit denied. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and were approximately $455 million at the time generic competition began in July 2015. Teva launched a generic version of Aggrenox® in July 2015.

Since January 2014, numerous lawsuits have been filed in the U.S. District Court for the Southern District of New York by purported classes of end payors for and direct purchasers of ACTOS® and ACTO plus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva, Actavis and Watson. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. Defendants’ motions to dismiss with respect to the end payor lawsuits were granted in September 2015. In October 2015, the end payors filed a notice of appeal of this ruling, and on March 22, 2016, a stipulation was filed dismissing Teva and the other generic defendants from the appeal. On February 8, 2017, the Court of Appeals for the Second Circuit affirmed the dismissal in part and vacated and remanded the dismissal in part with respect to the claims against Takeda. The lawsuits brought by the direct purchasers were stayed pending a ruling on the motions to dismiss the end payor lawsuits. Following the ruling on the motions to dismiss in the end payor lawsuits, the direct purchaser plaintiffs amended their complaint. Defendants have moved to dismiss that complaint. The case against the direct purchasers was stayed pending resolution of the appeal filed by the end payors. At the time of the settlement, annual sales of ACTOS® were approximately $3.7 billion and annual sales of ACTO plus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of ACTOS® were approximately $2.8 billion and annual sales of ACTO plus Met® were approximately $430 million.

In June 2014, two groups of end payors sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, in the Philadelphia Court of Common Pleas for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation (the “Philadelphia Esomeprazole Actions”). These end payors had opted out of a class action that was filed in the Massachusetts federal court in September 2012 and resulted in a jury verdict in December 2014 in favor of AstraZeneca and Ranbaxy (the “Massachusetts Action”). Prior to the jury verdict, Teva settled with all plaintiffs in the Massachusetts Action for $24 million. The allegations in the Philadelphia Esomeprazole Actions are nearly identical to those in the Massachusetts Action. The Philadelphia Esomeprazole Actions are stayed pending resolution of the Massachusetts Action, which is currently on appeal to the First Circuit with respect to the claims against the non-settling defendants AstraZeneca and Ranbaxy. On November 21, 2016, the First Circuit affirmed the district court’s judgment in favor of AstraZeneca and Ranbaxy, and the plaintiffs’ petitions for rehearing and rehearing en banc were denied on January 10, 2017.

In September 2014, the FTC sued AbbVie Inc. and certain of its affiliates (“AbbVie”) and Teva in the U.S. District Court for the Eastern District of Pennsylvania alleging that they violated the antitrust laws when they entered into a settlement agreement to resolve the AndroGel® patent litigation and a supply agreement under which AbbVie would supply authorized generic product for TriCor® to Teva. The FTC alleges that Teva agreed to delay the entry of its generic testosterone gel product in exchange for entering into the TriCor supply

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

agreement. In May 2015, the court granted Teva’s motion to dismiss the FTC’s claim as to Teva. The FTC’s motions for reconsideration and for entry of partial final judgment to permit an immediate appeal were denied.

Since May 2015, two lawsuits have been filed in the U.S. District Court for the Southern District of New York by a purported class of direct purchasers of, and a purported class of end payors for, Namenda IR® (memantine hydrochloride) against Forest Laboratories, LLC and Actavis PLC, the innovator, and several generic manufacturers, including Teva. The direct purchasers withdrew their complaint and filed an amended complaint that did not name Teva as a defendant. Defendants have moved to dismiss the claims made by the end payors. The lawsuits allege, among other things, that the settlement agreements between Forest and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Forest in November 2009. On September 13, 2016, the court denied defendants’ motions to dismiss, but stayed the cases with respect to the claims brought under state law, which are the only claims asserted against Teva. Annual sales of Namenda IR® at the time of the settlement were approximately $1.1 billion, and are currently approximately $1.4 billion.

On March 8, 2016 and April 11, 2016, certain Actavis subsidiaries in the United Kingdom, including Auden Mckenzie Holdings Limited, received notices from the U.K. Competition and Markets Authority (“CMA”) that it had launched formal investigations under Section 25 of the Competition Act of 1998 (“Competition Act”) into suspected breaches of competition law in connection with the supply of 10mg and 20mg hydrocortisone tablets. On December 16, 2016, the CMA issued a statement of objections (a provisional finding of infringement of the Competition Act) against Actavis UK and Allergan plc in relation to certain aspects of its investigation. The CMA is expected to decide how to proceed with certain other aspects of its investigation in the first quarter of 2017. On January 9, 2017, Teva completed the sale of Actavis UK to Accord Healthcare Limited, pursuant to which Teva will indemnify Accord for fines imposed by the CMA and/or damages awarded by a court on Actavis UK as a result of investigations in respect of conduct prior to the closing date of the sale. In the event of any such fines or damages, Teva expects to assert claims, including claims for breach of warranty, against the sellers of Auden Mckenzie. The terms of the purchase agreement may preclude a full recovery by Teva. A liability for this matter has been recorded in purchase accounting related to the acquisition of Actavis Generics. See Note 2 above.

In November 2016, three putative consumer class actions were filed in federal courts in Wisconsin, Massachusetts and Florida against Shire U.S., Inc., Shire LLC, and Actavis, alleging that Shire’s 2013 patent litigation settlement with Actavis related to the ADHD drug Intuniv® (guanfacine) violated various state consumer protection and antitrust laws. The three complaints contain similar allegations. On December 30, 2016 and January 11, 2017, two additional similar actions were filed, also in Massachusetts federal court, against Shire and Actavis or Teva (as successor to Actavis) by putative classes of direct purchaser plaintiffs. On January 18, 2017, the parties jointly moved to transfer the Wisconsin and Florida actions to Massachusetts. All five cases are now in Massachusetts federal court. Annual sales of Intuniv® were approximately $335 million at the time of the settlement, and approximately $327 million at the time generic competition began in 2014.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

Under the federal False Claims Act, the government (or relators who pursue the claims without the participation of the government in the case) may seek to recover up to three times the amount of damages in addition to a civil penalty of $10,781 to $21,563 for each allegedly false claim submitted to the government for payment. Generally speaking, these cases take several years for the investigation to be completed and, ultimately, to be resolved (either through litigation or settlement) after the complaint is unsealed. In addition, some states have pursued investigations under state false claims statutes or consumer protection laws, either in conjunction with a government investigation or separately. There is often collateral litigation that arises from public disclosures of government investigations, including the filing of class action lawsuits by third party payors alleging fraud-based claims or by shareholders alleging violations of the securities laws.

A number of state attorneys general have filed various actions against Teva and/or certain of its subsidiaries, including certain Actavis subsidiaries, relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Teva and its subsidiaries have reached settlements in most of these cases, and remain parties to litigation in Illinois. The Actavis subsidiaries remain parties to litigation in Illinois and Mississippi, and have reached an agreement in principle to settle litigation in Wisconsin. A provision for the cases has been included in the financial statements. Trial in the Illinois case against Teva concluded in the fourth quarter of 2013, and post-trial briefing has been submitted. The court has notified the parties that it will issue an order regarding the case by May 19, 2017. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and will argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state. In August 2013, in the Mississippi case against Watson, the court ruled in favor of the state, awarding $12.4 million in compensatory damages and civil penalties. In March 2014, the court awarded the state an additional $17.9 million in punitive damages. A provision for these amounts has been included in the financial statements. Watson is appealing both the original and the punitive damage awards.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the U.S. District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries (including Actavis), violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The U.S. Department of Justice (“DOJ”) declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted in February 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

Cephalon has received and responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, a federal False Claims Act complaint filed against Cephalon in the U.S. District Court for the Southern District of New York was unsealed. The case was transferred to the Eastern District of Pennsylvania. The complaint alleges off-label promotion of Treanda® and Fentora®. The court granted Cephalon’s motion to dismiss the Fentora® claims and denied Cephalon’s motion to dismiss the Treanda® claims. Discovery is ongoing in this matter. In January 2014, a separate federal False Claims Act complaint that had been filed in the U.S.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

District Court for the Eastern District of Pennsylvania was served on Cephalon. The complaint alleges off-label promotion of Fentora®, Nuvigil® and Provigil®. The court dismissed the Fentora® claims and denied Cephalon’s motion to dismiss the Provigil® and Nuvigil® claims. In August 2015, Cephalon submitted a motion to modify the court’s order denying its motion to dismiss the relators’ Provigil® claims. In February 2016, the court granted Cephalon’s motion for judgment on the pleadings as to Provigil® claims that allegedly occurred prior to February 28, 2008. The relators’ motion for reconsideration was denied without prejudice. Discovery is ongoing in this matter.

In September 2013, the State of Louisiana filed a complaint seeking unspecified damages against 54 pharmaceutical companies, including Teva and Actavis. The complaint alleges that the defendants defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered. The case was dismissed without prejudice in September 2015, with the court finding that the state was not a proper plaintiff. The state appealed, and on October 21, 2016 the state court of appeals affirmed the trial court’s ruling in part and reversed in part. The state filed a motion for rehearing, which was denied. Both the state and defendants have sought further appeal before the Louisiana Supreme Court.

In January 2014, Teva received a civil investigative demand from the U.S. Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. In March 2015, the docket in this matter and a False Claims Act civil qui tam complaint concerning this matter were unsealed by the court, which revealed that the U.S. Attorney had notified the court in November 2014 that it had declined to intervene in and proceed with the lawsuit. The qui tam relators, however, are moving forward with the lawsuit. In June 2015, Teva filed motions to dismiss the complaint. In February 2016, the court stayed its decision on the relators’ claims based on state and local laws, denied Teva’s motions to dismiss the False Claims Act claims, and instructed the relators to amend their complaint with additional information. In March 2016, the relators filed an amended complaint, which Teva answered in April 2016. In December 2016, the Court entered a civil case management plan, setting a close of all discovery (including expert discovery) in January 2018 and a deadline for dispositive motions in February 2018. No trial date has been set. The parties are currently engaged in discovery.

In May 2014, counsel for Santa Clara County and Orange County, purportedly on behalf of the People of California, filed a complaint in the Superior Court for Orange County, California against Teva and Cephalon, along with several other pharmaceutical companies, contending that defendants allegedly engaged in improper marketing of opioids, including Actiq® and Fentora®. In June 2014, the City of Chicago filed a similar complaint against Teva and Cephalon in the Circuit Court of Cook County, Illinois, which has been removed to the Northern District of Illinois. Both complaints assert claims under state law based upon alleged improper marketing of opioids, and both seek a variety of damages, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Neither complaint specifies the exact amount of damages at issue. Teva and Cephalon filed motions to dismiss in both the California and Chicago actions. In the California action, in August 2015, the court granted the defendants’ demurrer, or motion to dismiss, on primary jurisdiction grounds and the case has been stayed. In July 2016, the court provided the counties in the California action with an opportunity to revise their complaint once again and re-file the motions. The counties re-filed the motion to lift the stay and motion for leave to file a third amended complaint. On October 16, 2016, the court granted the counties’ motion to lift the stay in part for the limited purpose of filing a third amended complaint, permitting challenges to the third amended complaint, and exploring settlement possibilities. In the Chicago action, all claims against Teva and Cephalon were dismissed without prejudice. In August 2015, the City of Chicago filed a second amended complaint and defendants filed motions to dismiss the second amended

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

complaint. On September 29, 2016, the court granted the motions to dismiss with respect to all but two claims. The City of Chicago filed an amended complaint on October 26, 2016. On December 15, 2016, the defendants filed an answer to the two previously sustained claims and motions to dismiss the remainder of the Third Amended Complaint. The motions to dismiss are pending.

In December 2015, the Mississippi Attorney General filed a lawsuit against Teva Pharmaceuticals USA, Inc. (“Teva USA”) and Cephalon along with the same defendants named in the California and Chicago actions described above. The Mississippi complaint is similar to the California and Chicago complaints, asserts claims under Mississippi state law based upon alleged improper marketing of opioids, including Actiq® and Fentora®, and seeks a variety of damages including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. The complaint does not specify the exact amount of damages at issue. Teva USA and Cephalon, along with the co-defendants named in the action, filed joint and individual motions to dismiss and to transfer venue in March 2016. The State filed its opposition to the various motions to dismiss in June 2016, and the defendants filed their replies in support of the motions to dismiss in July 2016.

On August 31, 2016, Suffolk County, New York filed a complaint in the Supreme Court of New York against Teva USA and Cephalon along with the most of the same defendants named in the California, Chicago and Mississippi actions described above. The Suffolk County complaint, which is similar to the complaints filed in California, Chicago and Mississippi, asserts claims under New York state law for improper marketing of opioids, including Actiq® and Fentora®, and seeks a variety of damages including compensatory damages, civil penalties, disgorgement of profits, treble damages, and attorneys’ fees. A motion to dismiss was filed on January 23, 2017. On February 1, 2017, Erie and Broome Counties in the State of New York filed a suit against Teva USA and other defendants that is substantially similar to the Suffolk County suit.

On March 2, 2016, a complaint was filed against Allergan plc and several other defendants in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a putative class of direct and indirect purchasers of certain pharmaceutical products. Several additional indirect purchaser class action complaints were filed in the same court, and a similar complaint was filed in the U.S. District Court for the District of Rhode Island. These complaints have been consolidated into a multidistrict litigation in the Eastern District of Pennsylvania. Each complaint alleges that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of certain generic drug products, specifically doxycycline and digoxin. Plaintiffs filed a consolidated complaint in the matter on January 27, 2017, and Teva subsidiary Actavis Holdco U.S., Inc. was substituted for Allergan plc.

On June 21, 2016, Teva USA received a subpoena from the Antitrust Division of the DOJ seeking documents and other information relating to the marketing and pricing of certain of Teva USA’s generic products and communications with competitors about such products. Actavis received a similar subpoena in June 2015. On July 12, 2016, Teva USA received a subpoena from the Connecticut Attorney General seeking documents and other information relating to potential state antitrust law violations. Actavis has also received a similar subpoena from the Connecticut Attorney General. Teva and Actavis are cooperating fully with these subpoenas. On December 15, 2016, a civil action was brought by the attorneys general of twenty states (Connecticut, Delaware, Florida, Hawaii, Idaho, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Minnesota, Nevada, New York, North Dakota, Ohio, Pennsylvania, Virginia, and Washington) against Teva USA and several other companies. The states seek a finding that the defendants’ actions violated federal antitrust law (Sherman Act § 1), as well as injunctive relief, disgorgement, and costs. On January 24, 2017, the State of New Hampshire sent a Notice of Intent to File Civil Enforcement Action against Teva based on unspecified alleged violations of the New Hampshire Consumer Protection Act, which it contends arise from unfair and deceptive conduct, actions and methods of competition in relation to generic drug markets. On February 2, 2017, the State

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

of South Carolina notified Teva USA that it is considering pursuing actions against the company under state and federal antitrust and consumer protection laws.

On September 21, 2016, a complaint was filed against Teva USA and several other defendants in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a putative class of indirect purchasers of certain pharmaceutical products, specifically pravastatin. Several additional similar complaints, involving both direct and indirect purchasers, were filed in the same court as related to the original action and have been consolidated. An additional direct purchaser has also filed two similar complaints which are pending before a different judge in the same court. All of the additional complaints name both Teva USA and Actavis Holdco U.S. Inc. Each of the plaintiffs alleges that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of pravastatin. The direct purchaser plaintiffs seek injunctive relief and damages under federal law. The indirect purchaser plaintiffs seek injunctive relief under federal law and damages under various state laws.

On November 1, 2016, a complaint was filed against Actavis Holdco U.S., Inc. and several other defendants in the U.S. District Court for the Southern District of New York on behalf of a putative class of indirect purchasers of certain pharmaceutical products, specifically clobetasol and desonide. Several additional similar complaints, involving both direct and indirect purchasers, were filed in the same court and have been consolidated. These additional complaints also make similar allegations involving the product fluocinonide (lidex). Plaintiffs allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of these drugs. Plaintiffs seek injunctive relief under federal law and damages under various state laws. On December 22, 2016, the court consolidated the complaints by drug into three separate actions (clobetasol, desonide and fluocinonide) and coordinated the three under a master docket, In re Topical Corticosteroid Antitrust Litigation. Plaintiffs filed their consolidated amended complaints on February 10, 2017. Both Teva USA and Actavis Holdco are named as defendants in the complaints related to fluocinonide, and Actavis Holdco is named as a defendant in the complaints related to desonide. The complaints related to clobetasol do not name either Teva USA or Actavis Holdco as defendants.

On December 23, 2016, a complaint was filed against Actavis Elizabeth, LLC, Teva USA and Pliva, Inc., and several other defendants, in the U.S. District Court for the Southern District of New York on behalf of a putative class of direct purchasers of the product propranolol. An additional similar complaint involving direct purchasers was filed in the same court on January 5, 2017. On December 28, 2016, a complaint was filed against Actavis Elizabeth, LLC, Teva USA and Pliva, Inc., and several other defendants, in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a putative class of direct purchasers of propranolol. An additional similar complaint involving indirect purchasers was filed in the same court on January 10, 2017 against Actavis Holdco US, Inc., Teva USA and Teva Pharmaceutical Industries Ltd. The complaints allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of propranolol. Plaintiffs seek injunctive relief under federal law and damages under various state laws.

On January 13, 2017, a complaint was filed against Actavis Holdco US, Inc. and several other defendants in the Eastern District of Pennsylvania on behalf of a putative class of indirect purchasers of certain pharmaceutical products, specifically lidocaine-prilocaine. Plaintiffs allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of lidocaine-prilocaine. Plaintiffs seek injunctive relief under federal law and damages under various state laws.

On January 20, 2017, a complaint was filed against Teva USA and several other defendants, in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a putative class of indirect purchasers of glyburide. Plaintiffs allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of glyburide. Plaintiffs seek injunctive relief under federal law and damages under various state laws. On

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

January 31, 2017, a complaint was filed against Teva USA and several other defendants in the U.S. District Court for the District of Connecticut on behalf of a putative class of third party payers of glyburide. Plaintiffs allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of glyburide. Plaintiffs also assert a claim under the U.S. Racketeer Influenced and Corrupt Organizations Act. Plaintiffs seek injunctive relief under federal law and damages under various state laws. The allegations raised in this complaint are similar, though less detailed, than the ones raised in the state attorneys’ general complaint from December 2016.

On January 30, 2017, a complaint was filed against Actavis Holdco U.S. Inc. and several other defendants, in the U.S. District Court for the District of New Jersey on behalf of a putative class of indirect purchasers of ursodial. Plaintiffs allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of ursodial. Plaintiffs seek injunctive relief under federal law and damages under various state laws.

To date, Teva has not identified any evidence that would give rise to liability with respect to the above-mentioned subpoenas and civil suits.

For several years, Teva had conducted a voluntary worldwide investigation into business practices that may have implications under the U.S. Foreign Corrupt Practices Act (“FCPA”), following the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the DOJ with respect to compliance with the FCPA in certain countries. In December 2016, Teva reached a resolution with the SEC and DOJ to fully resolve these FCPA matters. The resolution, which relates to conduct in Russia, Mexico and Ukraine from 2007 to 2013, provides for penalties of approximately $519 million (reserved in the financial statements in the third quarter of 2016), which includes a fine, disgorgement and prejudgment interest; a three-year deferred prosecution agreement for Teva; a guilty plea by Teva’s Russian subsidiary to criminal charges of violations of the anti-bribery provisions of the FCPA; consent to entry of a final judgment against Teva settling civil claims of violations of the anti-bribery, internal controls and books and records provisions of the FCPA; and the retention of an independent compliance monitor for a period of three years. The SEC civil consent and DOJ deferred prosecution agreement have each obtained court approval. Teva is awaiting the scheduling of a plea and sentencing hearing for the guilty plea agreement by its Russian subsidiary.

Teva has been informed by Israeli authorities that they have initiated an investigation into the conduct that was the subject of the FCPA investigation and which resulted in the above-mentioned resolution with the SEC and DOJ. Teva is cooperating fully with the Israeli investigation.

Shareholder Litigation

On November 6, 2016, a putative class action securities lawsuit was filed in the U.S. District Court for the Central District of California on behalf of purchasers of Teva’s securities between February 10, 2015 and November 3, 2016. The complaint alleges that Teva and certain officers violated the federal securities laws by making false and misleading statements that failed to disclose that (1) Teva was engaging in conduct that would result in an antitrust investigation by the U.S. Department of Justice and Connecticut state attorney general and (2) that the government’s investigation of such conduct could cause criminal charges to be filed against Teva by the end of 2016 for suspected price collusion. The plaintiff is seeking certification of similarly situated investors as a class and as well as unspecified damages, legal fees, interest, and costs. Another lawsuit was filed on November 10, 2016 in the U.S. District Court for the Southern District of New York with similar allegations but a different class period and defendants. On December 27, 2016, a second putative class action was filed in the Central District of California with a longer class period but similar allegations to the original suit in California. The next day, the lawsuit in the Southern District of New York was voluntarily dismissed by plaintiffs.

A motion to approve a derivative action against Teva’s directors and certain of its senior officers was filed in the Israeli district court in September 2016 for alleged negligence and recklessness with respect to the due

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

diligence conducted regarding the business of Rimsa. A motion to approve a class action against Teva, its directors and certain of its senior officers was filed in the Israeli district court in November 2016 asserting alleged claims and causes of action under Israeli law related to the company’s disclosure of the above-mentioned pricing investigation. Most recently, various motions were filed in Israeli courts in November and December 2016, and January and February 2017, seeking (i) discovery, (ii) the approval of a class action and (iii) the approval of a derivative action, all related to alleged claims and causes of action under Israeli law arising out of Teva’s above-mentioned FCPA resolution with the SEC and DOJ.

Environmental Matters

Teva and some of its subsidiaries are party to a number of environmental proceedings, or has received claims, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings and claims seek to require the generators of hazardous wastes disposed of at a third party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the site or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva has received claims, or has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

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

As of December 31, 2016, Teva had approximately 1.1 billion ordinary shares issued (December 31, 2015—1.0 billion). Teva ordinary shares are traded on the Tel-Aviv Stock Exchange and, in the form of American Depositary Shares, each of which represents one ordinary share, on the New York Stock Exchange in the United States.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

On December 8, 2015, the Company completed an offering of 54 million ADSs at $62.50 per share. The net proceeds from the offering of $3.3 billion, together with the net proceeds of $3.3 billion from the mandatory convertible preferred shares offering referred to below, were used to finance a portion of the cash consideration payable in connection with the Actavis Generics acquisition and related fees and expenses, to finance the Rimsa acquisition and otherwise for general corporate purposes.

On January 6, 2016, Teva sold an additional 5.4 million ADSs, pursuant to the underwriters’ exercise in full of their overallotment option. As a result, Teva received an additional $329 million in net proceeds, for an aggregate of approximately $3.62 billion including the initial closing.

On August 2, 2016, Teva issued approximately 100.3 million Teva shares to Allergan in connection with the closing of the Actavis Generics acquisition.

b.	Mandatory convertible preferred shares

Also, on December 8, 2015, the Company completed an offering of 3,375,000 of its 7% mandatory convertible preferred shares. The mandatory convertible preferred shares have no voting rights and rank senior to Teva’s ordinary shares with respect to dividends and distributions upon our liquidation, winding-up or dissolution. Dividends on the mandatory convertible preferred shares are payable on a cumulative basis when, as and if declared by Teva’s board of directors at an annual rate of 7% on the liquidation preference of $1,000.00 per mandatory convertible preferred share. Declared dividends will be paid in cash on March 15, June 15, September 15 and December 15 of each year, through and including December 15, 2018.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

As of December 31, 2016, the accrued dividends payable on the mandatory convertible preferred shares were $11 million.

Share repurchase program

In October 2014, Teva’s board of directors authorized the Company to increase its share repurchase program up to $3 billion of its ordinary shares and ADSs. As of December 31, 2016, $2.1 billion remain available for repurchases. This repurchase authorization has no time limit. Repurchases may be commenced or suspended at any time or from time to time. Teva did not repurchase any of its shares during 2016.

The following table summarizes the shares repurchased and the amount Teva spent on these repurchases:

	Year ended December 31,
	2016	2015	2014
	(in millions)
Amount spent on shares repurchased	$—	$439	$500

Number of shares repurchased	—	7.7	8.7

c.	Stock-based compensation plans:

Stock-based compensation plans are comprised of employee stock options, RSUs, PSUs, and other equity-based awards to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with equity participation in the Company.

On June 29, 2010, the Teva 2010 Long-Term Equity-Based Incentive Plan was approved by Teva’s shareholders, under which 70 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant. The 2010 Plan expired on June 28, 2015 (except with respect to awards outstanding on that date), and no additional awards under the 2010 Plan may be made.

On September 3, 2015, the Teva 2015 Long-Term Equity-Based Incentive Plan was approved by Teva’s shareholders, under which 43.7 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant.

On April 18, 2016, Teva’s shareholders approved an increase of an additional 33.3 million equivalent share units to the share reserve of Teva’s 2015 Long-Term Equity-Based Incentive Plan, so that 77 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, are approved for grant.

As of December 31, 2016, 56.1 million equivalent share units remained available for future awards.

In the past, Teva had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards granted under such prior plans continue in accordance with the terms of the respective plans.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

Status of options

A summary of the status of the options as of December 31, 2016, 2015 and 2014, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,
	2016		2015		2014
	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price	Number (in thousands)	Weighted average exercise price
Balance outstanding at beginning of year	25,233	$49.69	26,733	$45.91	32,481	$45.05
Changes during the year:
Granted	10,895	53.21	7,655	59.82	6,935	48.60
Exercised	(766)	44.24	(8,127)	46.88	(11,423)	45.05
Forfeited	(1,382)	54.09	(1,028)	48.96	(1,260)	46.11
Expired	(1,191)	52.79	—	—	—

Balance outstanding at end of year	32,789	50.71	25,233	49.69	26,733	45.91

Balance exercisable at end of year	14,468	46.06	11,299	44.67	12,632	47.16

The weighted average fair value of options granted during the years was estimated by using the Black-Scholes option-pricing model as follows:

	Year ended December 31,
	2016	2015	2014
Weighted average fair value	$9.4	$10.9	$9.3

The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions:

	Year ended December 31,
	2016	2015	2014
Dividend yield	2.6%	2.3%	2.9%
Expected volatility	25%	24%	25%
Risk-free interest rate	1.4%	1.8%	1.9%
Expected term	5 years	5 years	6 years

The expected term was estimated based on the weighted average period the options granted are expected to be outstanding taking into consideration the current vesting of options and the historical exercise patterns of existing options. The expected volatility assumption used is based on a blend of the historical and implied

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

volatility of the Company’s stock. The risk-free interest rate used is based on the yield of U.S. Treasuries with a maturity closest to the expected term of the options granted. The dividend yield assumption reflects the expected dividend yield based on historical dividends and expected dividend growth.

The following tables summarize information at December 31, 2016 regarding the number of ordinary shares issuable upon (1) outstanding options and (2) vested options:

(1) Number of ordinary shares issuable upon exercise of outstanding options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in millions)
	Number of shares	$	Years	$
Lower than $35.11	21	17.83	6.33	*
$35.11 - $40.10	3,338	38.55	6.32	—
$40.11 - $45.10	4,483	42.02	5.26	—
$45.11 - $50.10	7,179	48.54	6.33	—
$50.11 - $55.10	9,372	53.15	8.99	—
$55.11 - $60.10	2,414	57.02	8.01	—
$60.11 - $67.00	5,982	60.37	8.13	—

Total	32,789	50.71	7.40	*

(2) Number of ordinary shares issuable upon exercise of vested options
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in millions)
	Number of shares	$	Years	$
Lower than $35.11	6	18.02	6.13	*
$35.11 - $40.10	3,013	38.66	6.06	—
$40.11 - $45.10	4,133	42.00	5.04	—
$45.11 - $50.10	5,000	48.44	5.94	—
$50.11 - $55.10	528	50.55	4.28	—
$55.11 - $60.10	283	58.33	3.61	—
$60.11 - $67.00	1,505	60.35	7.90	—

Total	14,468	46.06	5.81	*

*	Represents an amount less than 0.5 million.

The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $36.25 on December 31, 2016, less the weighted average exercise price in each range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. As of December 31, 2016, there was a limited amount of options exercisable that were in-the-money.

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015 and 2014 was $5 million, $120 million and $74 million, respectively, based on the Company’s average stock price of $50.96, $61.66 and $51.57 during the years then ended, respectively.

Status of non-vested RSUs

The fair value of RSUs and PSUs is estimated based on the market value of the Company’s stock on the date of award grant, less an estimate of dividends that will not accrue to RSU and PSU holders prior to vesting.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The following table summarizes information about the number of RSUs and PSUs issued and outstanding:

	Year ended December 31,
	2016		2015		2014
	Number (in thousands)	Weighted average grant date fair value	Number (in thousands)	Weighted average grant date fair value	Number (in thousands)	Weighted average grant date fair value
Balance outstanding at beginning of year	2,551	$51.43	2,466	$43.05	2,512	$40.48
Granted	3,193	40.78	1,519	56.75	1,342	46.09
Vested	(830)	45.79	(1,112)	41.04	(1,146)	41.55
Forfeited	(278)	46.08	(322)	48.27	(242)	40.05

Balance outstanding at end of year	4,636	45.15	2,551	51.43	2,466	43.05

The Company expenses compensation costs based on the grant-date fair value. For the years ended December 31, 2016, 2015 and 2014, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in millions)
Employee stock options	$56	$62	$47
RSUs and PSUs	66	55	38

Total stock-based compensation expense	122	117	85
Tax effect on stock-based compensation expense	26	19	14

Net effect	$96	$98	$71

The total unrecognized compensation cost before tax on employee stock options and RSU/PSUs amounted to $130 million and $142 million, respectively, at December 31, 2016, and is expected to be recognized over a weighted average period of approximately 1.9 years.

d.	Dividends:

Commencing in April 2015, dividends on our ordinary shares were declared in U.S. dollars. Dividends paid per share in the years ended December 31, 2016, 2015 and 2014 were $1.36, $1.36 and $1.34, respectively. Subsequent to December 31, 2016, the Company declared an additional dividend of $0.34 per ordinary share in respect of the fourth quarter of 2016.

In addition, dividends paid on our mandatory convertible preferred shares per share in the year ended December 31, 2016 were $71.56. Subsequent to December 31, 2016, the Company declared an additional dividend to mandatory convertible preferred shares of $17.50 per share in respect of the fourth quarter of 2016.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

e.	Accumulated other comprehensive income (loss):

The components of accumulated other comprehensive loss attributable to Teva are presented in the table below:

	Net Unrealized Gains/(Losses)			Benefit Plans
	Foreign currency translation adjustments	Available- for-sale securities	Derivative financial instruments	Actuarial gains/(losses) and prior service (costs)/credits	Total
Balance, 1 January, 2014	151	5	(197)	(50)	(91)
Other comprehensive income/(loss) before reclassifications	(1,429)	(12)	240	(55)	(1,256)
Amounts reclassified to the statements of income	(5)	2	(3)	(2)	(8)

Net other comprehensive income/(loss) before tax	(1,434)	(10)	237	(57)	(1,264)
Corresponding income tax	—	(2)	—	14	12

Net other comprehensive income/(loss) after tax*	(1,434)	(12)	237	(43)	(1,252)

Balance, December 31, 2014	(1,283)	(7)	40	(93)	(1,343)

Other comprehensive income/(loss) before reclassifications	(1,131)	(413)	137	33	(1,374)
Amounts reclassified to the statements of income	24	737	(2)	4	763

Net other comprehensive income/(loss) before tax	(1,107)	324	135	37	(611)
Corresponding income tax	6	(5)	—	(2)	(1)

Net other comprehensive income/(loss) after tax*	(1,101)	319	135	35	(612)

Balance, December 31, 2015	(2,384)	312	175	(58)	(1,955)

Other comprehensive income/(loss) before reclassifications	(355)	(456)	(491)	(26)	(1,328)
Amounts reclassified to the statements of income	3	140	14	(6)	151

Net other comprehensive income/(loss) before tax	(352)	(316)	(477)	(32)	(1,177)
Corresponding income tax	(33)	(3)	—	9	(27)

Net other comprehensive income/(loss) after tax*	(385)	(319)	(477)	(23)	(1,204)

Balance, December 31, 2016	(2,769)	(7)	(302)	(81)	(3,159)

*	Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $60 million loss in 2016, $1 million loss in 2015 and $6 million loss in 2014.

NOTE 15—INCOME TAXES:

a.	Income before income taxes:

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in millions)
Parent Company and its Israeli subsidiaries	$1,516	$1,932	$2,139
Non-Israeli subsidiaries	(692)	420	1,499

	$824	$2,352	$3,638

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Income taxes:

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in millions)
In Israel	$209	$149	$147
Outside Israel	312	485	444

	$521	$634	$591

Current	$481	$298	$879
Deferred	40	336	(288)

	$521	$634	$591

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in millions)
Income before income taxes	$824	$2,352	$3,638
Statutory tax rate in Israel	25.0%	26.5%	26.5%

Theoretical provision for income taxes	$206	$623	$964
Increase (decrease) in effective tax rate due to:
The Parent Company and its Israeli subsidiaries—
Mainly tax benefits arising from reduced tax rates under benefit programs	(212)	(337)	(524)
Non-Israeli subsidiaries*	546	447	88
Increase (decrease) in other uncertain tax positions—net	(19)	(99)	63

Effective consolidated income taxes	$521	$634	$591

*	In 2016, income before income taxes included impairments and devaluations in non-Israeli subsidiaries that did not have a corresponding tax effect, with the result that the tax rate on our non-Israeli subsidiaries is higher than usual.

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

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

c.	Deferred income taxes:

	December 31,
	2016	2015
	(U.S. $ in millions)
Short-term deferred tax assets—net (*):
Inventory related	$—	$382
Sales reserves and allowances	—	254
Provision for legal settlements	—	89
Provisions for employee-related obligations	—	45
Carryforward losses and deductions (**)	—	60
Other	—	64

	—	894
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	—	(190)

	$—	$704

*	2016 balances are presented under long term deferred taxes, due to the implementation of ASU 2015-17.
**	The amounts are shown after reduction for unrecognized tax benefits of $108 million, at December 31, 2015, where Teva has net operating loss carryforwards, similar tax losses, and/or tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to offset any additional income taxes that would result from the settlement of a tax position.

	December 31,
	2016	2015
	(U.S. $ in millions)
Long-term deferred tax assets (liabilities)—net(*):
Inventory related	$344	$—
Sales reserves and allowances	311	—
Provision for legal settlements	232	—
Intangible assets (***)	(5,569)	(1,900)
Carryforward losses and deductions and credits (**) (***)	1,922	989
Property, plant and equipment	(312)	(207)
Provisions for employee related obligations	108	65
Other	163	125

	(2,801)	(928)
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized (***)	(1,689)	(570)

	$(4,490)	$(1,498)

	$(4,490)	$(794)

*	2016 balances are presented under long term deferred taxes, due to the implementation of ASU 2015-17.
**	The amounts are shown after reduction for unrecognized tax benefits of $23 million and $70 million as of December 31, 2016 and 2015, respectively.

This amount represents the tax effect of gross carryforward losses and deductions with the following expirations: 2017-2019—$163 million; 2020-2026—$551 million; 2027 and thereafter—$176 million. The remaining balance—$1,055 million—can be utilized with no expiration date.

***	The increase in 2016 was mainly due to Actavis Generics.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2016	2015
	(U.S. $ in millions)
Current assets—deferred income taxes (*)	$—	$735
Current liabilities—other current liabilities (*)	—	(31)
Other non-current assets	725	250
Long-term liabilities—deferred income taxes	(5,215)	(1,748)

	$(4,490)	$(794)

(*)	2016 balances are presented under long term deferred taxes, due to the implementation of ASU 2015-17.

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

d.	Uncertain tax positions:

The following table summarizes the activity of Teva’s gross unrecognized tax benefits:

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in millions)
Balance at the beginning of the year	$648	$713	$665
Increase (decrease) related to prior year tax positions, net	23	(6)	38
Increase related to current year tax positions	71	43	51
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitations	(103)	(99)	(38)
Liabilities assumed in acquisitions	101	—	—
Other	(6)	(3)	(3)

Balance at the end of the year	$734	$648	$713

Uncertain tax positions, mainly of a long-term nature, included accrued potential penalties and interest of $83 million, $101 million and $87 million as of December 31, 2016, 2015 and 2014, respectively. The total amount of interest and penalties reflected in the consolidated statements of income was a net decrease of $18 million for the year ended December 31, 2016, a net increase of $14 million for the year ended December 31, 2015 and a net increase of $12 million for the year ended December 31, 2014. Substantially all the above uncertain tax benefits, if recognized, would reduce Teva’s annual effective tax rate. Teva does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

The Israeli tax authorities issued tax assessment decrees for 2008-2011 and a tax assessment for 2012, challenging the Company’s positions on several issues. Teva has protested the 2012 assessment and the 2008-2011 decrees. The Company believes it has adequately provided for these items and that any adverse results would have an immaterial impact on Teva’s financial statements.

The Company’s subsidiaries in North America and Europe have received final tax assessments mainly through tax year 2007 and 2008, respectively.

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

Incentives Applicable until 2013

Under the incentives regime applicable to us until 2013, industrial projects of Teva and certain of its Israeli subsidiaries were eligible for “Approved Enterprise” status.

Most of our projects in Israel have been granted Approved Enterprise status under the “alternative” tax benefit track which offered tax exemption on undistributed income for a period of two to ten years, depending on the location of the enterprise. Upon distribution of such exempt income, the distributing company is subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income.

Amendment 69 to the Investment Law

Pursuant to Amendment 69 to the Investment Law (“Amendment 69”), a company that elected by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. We invested the entire required amount in 2013.

During 2013, we applied the provisions of Amendment 69 to certain exempt profits we accrued prior to 2012. Consequently, we paid $577 million in corporate tax on exempt income of $9.4 billion. Part of this income was distributed as dividends during 2013-2016, while the remainder is available to be distributed as dividends in future years with no additional corporate tax liability.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Incentives Applicable starting 2014: The Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law, which we started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (“Preferred Enterprise”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during the benefits period. Under the law, when the election is made, the uniform tax rate for 2014 until 2016 was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The uniform tax rate for Development Zone A, as of January 1, 2017, is 7.5% (as part of changes enacted in Amendment 73, as described below). The profits of these “Preferred Enterprise” will be freely distributable as dividends, subject to a 20% or lower withholding tax or lower, under an applicable tax treaty. Certain “Special Preferred Enterprises” that meet more stringent criteria (significant investment, R&D or employment thresholds) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Preferred Enterprise,” the approval of three governmental authorities in Israel is required.

The New Technological Enterprise Incentives Regime—Amendment 73 to the Investment Law

Amendment 73 to the Investment Law, became effective on January 1, 2017, provided that regulations are promulgated no later than March 31, 2017 to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including:

1.	investment of at least 7% of income, or at least NIS 75 million (approximately $19 million) in R&D activities; and

2.	one of the following:

•	at least 20% of the workforce (or at least 200 employees) are employed in R&D;

•	a venture capital investment approximately equivalent to at least $2 million was previously made in the company; or

•	growth in sales or workforce by an average of 25% over the three years preceding the tax year

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.5 billion).

Preferred Technological Enterprises will be subject to a corporate tax rate of 12% on their income derived from intellectual property, while Special Preferred Technological Enterprises will be subject to 6% on such income. The withholding tax on dividends from these enterprises will be 4% (or a lower rate under a tax treaty, if applicable).

We currently believe that we will meet the criteria for the tax rate of a “Special Preferred Technological Enterprise,” however, only after the regulations concerning the nexus approach are promulgated we will be able to assess the effect of the new law on our financial results.

Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, which was 25% in 2016. Starting January 2017, the regular tax rate in Israel was reduced to 24% and is expected to be further reduced to 23% commercing in 2018.

The Parent Company and its Israeli subsidiaries elected to compute their taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

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

NOTE 16—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

a.	Foreign exchange risk management:

In 2016, approximately 44% of Teva’s revenues were denominated in currencies other than the U.S. dollar. As a result, Teva is subject to significant foreign currency risks.

The Company enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge the currency exposure on identifiable balance sheet items. In addition, the Company takes steps to reduce exposure by using “natural” hedging. The Company also acts to offset risks in opposite directions among the companies in the Group. The currency hedged items are usually denominated in the following main currencies: the new Israeli shekel (NIS), the euro (EUR), the Swiss franc (CHF), the Japanese yen (JPY), the British pound (GBP), the Hungarian forint (HUF), the Croatian kuna (HRK), other European currencies, the Mexican peso (MXN) and other Latin American currencies.

The writing of options is part of a comprehensive currency hedging strategy.

The counterparties to the derivatives are comprised mainly of major banks and, in light of the current financial environment, the Company is monitoring the associated inherent credit risks. The Company does not enter into derivative transactions for trading purposes.

Venezuela

Venezuela has experienced hyperinflation in recent years. The government of Venezuela currently has two official exchange rates: the DIPRO rate of 10 bolivars per U.S. dollar (which replaced the CENCOEX rate of 6.3 in March 2016) and the DICOM rate, which fluctuates and is currently approximately 650 bolivars per U.S. dollar.

Following the announcement of the Venezuelan Central Bank and the Ministry for Banking and Finance of FX Regulation 35, effective March 10, 2016, the DIPRO rate was used to settle transactions involving the importation, manufacture and distribution of pharmaceutical products. Teva used the CENCOEX rate until March 2016 and then replaced it with the DIPRO rate to report its Venezuelan financial position, results of operations and cash flows, since it believed that the nature of its business operations in Venezuela, which include the importation, manufacture and distribution of pharmaceutical products, qualified for the most preferential rates permitted by law.

In November 2016, the unofficial exchange rate increased at an accelerated rate, indicating further economic distress. This, together with a decrease in scope of transactions involving the importation, manufacture and distribution of pharmaceutical products that were settled using the DIPRO rate of 10 bolivars per dollar, led Teva to replace the official DIPRO rate it had used to report its Venezuelan financial position, results of operations and cash flows with a blended exchange rate of 273 bolivar per U.S. dollar. We began using this blended exchange rate as of December 1, 2016, and it was determined based on a weighted average of the DIPRO and DICOM exchange rates affecting our transactions. We will reevaluate this blended exchange rate on a quarterly basis.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

As a result of the developments described above, Teva impaired its monetary balance sheet items related to Venezuela twice in 2016, with a devaluation of $246 million in the first quarter of 2016, following introduction of the DIPRO rate, and an additional devaluation of $500 million in the fourth quarter of 2016, following our decision to adopt a blended rate. In addition, we recorded $133 million in cost of sales, to adjust our inventory balance in Venezuela to reflect the U.S dollar fair market value of the inventory.

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

c.	Derivative instrument disclosure:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	December 31,
	2016	2015
	(U.S. $ in millions)
Cross-currency swap—cash flow hedge	$588	$588
Interest rate swap—fair value hedge	500	1,294
Forward starting interest rate swap—cash flow hedge	—	3,500
Treasury lock—cash flow hedge	—	500

The following table summarizes the classification and fair values of derivative instruments:

	Fair value
	Designated as hedging instruments		Not designated as hedging instruments
Reported under	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	(U.S. $ in millions)
Asset derivatives:
Other current assets:
Forward starting interest rate swaps—cash flow hedge		26		—
Option and forward contracts		—	10	25
Other non-current assets:
Cross-currency swaps—cash flow hedge	88	78		—
Interest rate swaps—fair value hedge		1		—
Liability derivatives:
Other current liabilities:
Forward starting interest rate swaps—cash flow hedge		(10)		—
Treasury lock- cash flow hedge		(5)		—
Option and forward contracts		—	(17)	(11)
Senior notes and loans:
Interest rate swaps—fair value hedge	(2)	(11)		—

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $7 million and gains of $26 million and $85 million were recognized under financial expenses—net for the years ended December 31, 2016, 2015 and 2014 respectively. Such losses and gains offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $15 million, $27 million and $41 million were recognized under financial expenses—net for the years ended December 31, 2016, 2015 and 2014, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

Commencing in the third quarter of 2015, Teva entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of the U.S. dollar debt issuance in July 2016, with respect to $3.75 billion and $1.5 billion notional amounts, respectively. These agreements hedged the variability in anticipated future interest payments due to possible changes in the benchmark interest rate between the date the agreements were entered into and the actual date of the U.S. dollar debt issuance in July 2016 (in connection with the closing of the Actavis Generics acquisition).

Certain of the forward starting interest rate swaps and treasury lock agreements matured during the first half of 2016. In July 2016, in connection with the debt issuances described in note 11, Teva terminated the remaining forward starting interest rate swaps and treasury lock agreements. The termination of these transactions resulted in a loss position of $493 million, of which $242 million were settled on October 7, 2016 and the remaining amount was settled in January 2017. The change in fair value of these instruments recorded in other comprehensive income (loss) will be amortized under financial expenses-net over the life of the debt.

With respect to the forward starting interest rate swaps and treasury lock agreements, losses of $12 million were recognized under financial expenses-net for the year ended December 31, 2016. Such losses mainly reflect the changes in the benchmark interest rate between the date the agreements were entered into and the actual date of the U.S. debt issuance in July 2016.

In the third quarter of 2016, Teva terminated interest rate swap agreements designated as fair value hedge relating to its 2.95% senior notes due 2022 with respect to $844 million notional amount and its 3.65% senior notes due 2021 with respect to $450 million notional amount. Settlement of these transactions resulted in a gain position of $41 million. The fair value hedge accounting adjustments of these instruments, which are recorded under senior notes and loans, are amortized under financial expenses-net over the life of the debt. With respect to the interest rate swap agreements, gains of $2 million were recognized under financial expenses-net for the year ended December 31, 2016.

In the fourth quarter of 2016, Teva entered into interest rate swap agreement designated as fair value hedge relating to its 2.8% senior notes due 2023 with respect to $500 million notional amount of outstanding debt.

d.	Securitization:

In April 2011, Teva established a trade receivables securitization program with BNP Paribas Bank. Under the program, Teva sells, on an ongoing basis, certain trade receivables and the right to the collections on those trade receivables to BNP Paribas.

Once sold to BNP Paribas, the trade receivables and rights to collection are separate and distinct from Teva’s own assets. These assets are unavailable to Teva’s creditors should Teva become insolvent. BNP Paribas

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

has all the rights ensuing from the sale of the securitized trade receivables, including the right to pledge or exchange the assets it received. Consequently, the trade receivables in Teva’s consolidated balance sheets is presented net of the securitized receivables.

As of December 31, 2016 and 2015, the balance of Teva’s securitized assets sold were $621 million and $445 million, respectively. Gains and losses related to these transactions were immaterial for the three years ended December 31, 2016.

The following table summarizes the net balance outstanding under the outstanding securitization program:

	As of and for the year ended December 31,
	2016	2015
	(U.S. $ in millions)
Sold receivables at the beginning of the year	$445	$585
Proceeds from sale of receivables	3,784	3,447
Cash collections (remitted to the owner of the receivables)	(3,660)	(3,532)
Effect of currency exchange rate changes	52	(55)

Sold receivables at the end of the year	$621	$445

NOTE 17—FINANCIAL EXPENSES- NET:

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in millions)
Venezuela devaluation (1)	$746	$—	$—
Interest expenses and other bank charges	546	270	300
Other-than-temporary impairment	136	631	6
Income from investments	(51)	(34)	(24)
Foreign exchange (gains) losses—net	(49)	(9)	30
Other, net (2)	2	142	1

Total finance expense—net	$1,330	$1,000	$313

(1)	For further information regarding the Venezuela devaluation, refer to note 16a.
(2)	Expenses in 2015 were comprised mainly of expenses relating to the debt tender offer and the termination of related swap agreements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 18—OTHER EXPENSES:

a.	Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in millions)
Impairment of long-lived assets (see notes 6 and 8)	$746	$361	$387
Contingent consideration (see note 3)	83	399	(20)
Acquisition, integration and related costs	261	221	13
Restructuring	245	183	246
Other	(636)	(33)	24

Total	$699	$1,131	$650

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

Impairment of long-lived assets in 2016 amounted to $746 million, mainly comprised of:

1.

Identifiable intangible assets impairments of $589 million were recorded, comprised primarily of (i) a $258 million impairment of the full carrying value of Teva’s IPR&D asset Revascor® (mesenchymal precursor cells), following a decision to exercise a contractual right to terminate Teva’s involvement with Mesoblast Ltd. in the ongoing phase 3 trial of Revascor® (mesenchymal precursor cell), (ii) a $248 million impairment of the full carrying value of Zecuity® following a decision to voluntarily suspend sales, marketing and distribution of Zecuity®, and (iii) other product rights impairments of $83 million due to current market conditions and supply chain challenges in various Teva markets.

In 2015 and 2014, impairments of identifiable intangible assets were $265 million and $224 million, respectively.

2.	Property, plant and equipment—$149 million, consisting of:

•	impairments of $69 million, based on management decisions regarding their expected use as a result of our planned plant rationalization, which triggered a reassessment of fair value.

•

impairment of property, plant and equipment of approximately $80 million. Following an FDA inspection earlier this year, Teva voluntarily discontinued all manufacturing activities at its facility in Godollo, Hungary, in order to assess and remediate quality concerns. In May 2016, the FDA issued a U.S. import alert for all products from this facility, which can only be lifted after the FDA confirms regulatory compliance. On October 14, 2016, Teva received a warning letter from the FDA, which cites deficiencies in manufacturing operations, laboratory controls and data integrity. Teva has currently decided to reduce its operations from this facility.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

In 2015 and 2014, property, plant and equipment impairment was $96 million and $163 million, respectively.

Contingent consideration

In 2016, Teva recorded $83 million of contingent consideration expenses, comprised of $180 million related to BendekaTM, due to a change in projected royalties related to the future sales outlook as well as a change in probability assessment for certain milestone payments. This was offset by the $122 million reversal of contingent consideration related to Zecuity® following the circumstances detailed in the impairment discussions above. In 2015, $399 million in contingent consideration was recognized, and income of $20 million was recognized in 2014.

Acquisition, integration and related costs

In 2016, Teva recorded $261 million of acquisition and integration expenses, comprised mainly of expenses related to its Actavis Generics and Rimsa acquisitions.

In 2015 and 2014, acquisition and integration expenses were $221 million and $13 million, respectively.

Restructuring

In 2016, Teva recorded $245 million of restructuring expenses, compared to $183 million and $246 million in 2015 and 2014, respectively. These expenses were primarily incurred in plant rationalization activities, integration and various other initiatives as part of cost saving efforts.

b.	Share in profits or losses of associated companies–net:

Share in profits or losses of associated companies – net, were a gain of $8 million in 2016, and a loss of $121 million and $5 million in 2015 and 2014 respectively.

In 2015, following an other-than-temporary loss in value of our investment in Mesoblast, an impairment of $171 million was recorded for the year. In addition, a $24 million currency translation adjustment was reclassified from accumulated other comprehensive loss to share in losses of associated companies—net, due to dilution of our equity holdings in Mesoblast. These amounts mentioned were recorded net of income tax of $71 million.

NOTE 19—LEGAL SETTLEMENTS AND LOSS CONTINGENCIES:

Legal settlements and loss contingencies for 2016 were $899 million, compared to an expense of $631 million and a gain of $111 million in 2015 and 2014, respectively. The 2016 expense primarily consists of a $519 million provision established in connection with the FCPA settlement with the DOJ and SEC and $225 million in connection with the ciprofloxacin settlement. The expenses in 2015 consisted mainly of additional reserves relating to the settlement of the modafinil antitrust litigation, partially offset by insurance proceeds relating to the settlement of the pantoprazole patent litigation. As of December 31, 2016 and 2015, accrued amounts for legal settlements and loss contingencies of $1.3 billion and $256 million, respectively, are recorded in accrued expenses.

NOTE 20—SEGMENTS:

Teva has two reportable segments: generic and specialty medicines. The generic medicines segment develops, manufactures, sells and distributes generic or branded generic medicines. This segment includes Teva’s

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

over-the-counter (“OTC”) business, including PGT, Teva’s consumer healthcare joint venture with P&G. Also included in this segment is Teva’s active pharmaceutical ingredient (“API”) manufacturing businesses. The specialty medicines segment engages in the development, manufacture, sale and distribution of branded specialty medicines, most significantly in the core therapeutic areas of central nervous system medicines and respiratory medicines, as well as other therapeutic areas, such as oncology, women’s health and selected other areas.

Teva’s other activities include distribution activities mainly in the United States, Israel and Hungary, sales of medical devices and contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition and other miscellaneous items.

Following the Actavis Generics and Anda acquisitions, Teva conducted an analysis of its business segments, resulting in a change to Teva’s segment reporting and goodwill assignment. Teva’s management reassessed its organizational structure and concluded that in order to enhance its managers’ accountability and gain better control over all activities, its reporting segments will be reorganized as follows, commencing in the fourth quarter of 2016:

•	The generic medicines segment includes all Teva legacy generics activity, with the addition of:

•	All Actavis Generics activities, excluding contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition; and

•	Teva’s OTC business.

•	The specialty medicines segment includes all Teva specialty activity without any change.

•	Other non-segment activities include other Teva business (excluding the OTC business), with the addition of:

•	Contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition; and

•	Anda’s distribution activity.

All the above changes have been reflected through retroactive revision of prior period segment information.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines to make decisions about resources to be allocated to the segments and assess their performance.

Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. Beginning in 2015, expenses related to equity compensation are excluded from our segment results. Beginning in 2016, our OTC business is included in our generic medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by reportable segment, and therefore Teva does not report asset information by reportable segment.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

a.	Segment information:

	Generics			Specialty
	Year ended December 31,			Year ended December 31,
	2016	2015	2014	2016	2015	2014
	(U.S.$ in millions)
Revenues	$11,990	$10,540	$10,810	$8,674	$8,338	$8,560
Gross profit	5,696	4,903	4,601	7,558	7,200	7,457
R&D expenses	659	519	521	998	918	872
S&M expenses	1,727	1,459	1,734	1,899	1,921	1,990

Segment profit	$3,310	$2,925	$2,346	$4,661	$4,361	$4,595

	Year ended December 31,
	2016	2015	2014
	U.S.$ in millions
Generic medicines profit	$3,310	$2,925	$2,346
Specialty medicines profit	4,661	4,361	4,595

Total segment profit	7,971	7,286	6,941
Profit of other activities	68	75	46

	8,039	7,361	6,987
Amounts not allocated to segments:
Amortization	993	838	1,036
General and administrative expenses	1,236	1,239	1,217
Impairments, restructuring and others	699	1,131	650
Goodwill impairment	900	—	—
Inventory step-up	383	—	—
Purchase of research and development in process	423	21	—
Costs related to regulatory actions taken in facilities	153	36	75
Legal settlements and loss contingencies	899	631	(111)
Other unallocated amounts (1)	199	113	169

Consolidated operating income	2,154	3,352	3,951

Financial expenses—net	1,330	1,000	313

Consolidated income before income taxes	$824	$2,352	$3,638

(1)	Included for 2016, $133 million in inventory-related expenses in connection with the devaluation in Venezuela.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

b.	Segment revenues by geographic area:

	Year ended December 31,
	2016	2015	2014
	(U.S.$ in millions)
Generic Medicines
United States	$4,556	$4,795	$4,516
Europe*	3,563	3,146	3,638
Rest of the World	3,871	2,599	2,656

Total Generic Medicines	11,990	10,540	10,810
Specialty Medicines
United States	6,724	6,442	6,110
Europe*	1,598	1,518	1,898
Rest of the World	352	378	552

Total Specialty Medicines	8,674	8,338	8,560
Other Revenues
United States	369	12	8
Europe*	248	226	287
Rest of the World	622	536	607

Total Other Revenues	1,239	774	902

Total Revenues	$21,903	$19,652	$20,272

*	We define our European region as the European Union and certain other European countries.

c.	Net revenues from specialty medicines were as follows:

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in millions)
CNS	$5,283	$5,213	$5,575
Copaxone®	4,223	4,023	4,237
Azilect®	410	384	428
Nuvigil®	200	373	388
Respiratory	1,274	1,129	957
ProAir®	565	549	478
Qvar®	462	392	286
Oncology	1,139	1,201	1,180
Treanda®	661	741	767
Women’s health	458	461	504
Other Specialty*	520	334	344

Total Specialty Medicines	$8,674	$8,338	$8,560

*	Includes the $150 million royalty payment from the Ninlaro® transaction in 2016.

It is impractical to present revenues by product for our generic medicines segment.

A significant portion of Teva’s revenues, and a higher proportion of Teva’s profits, come from the manufacture and sale of patent-protected medicines. Many of Teva’s specialty medicines are covered by several

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, Teva no longer has patent exclusivity on these products, and subject to regulatory approval, generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular specialty medicine in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect Teva’s results of operations and financial condition.

In particular, Teva has relied heavily on sales of Copaxone®, its leading specialty medicine. A key element of Teva’s business strategy for Copaxone® has been maintaining patients on the three-times-a-week 40 mg/mL version introduced in 2014, and protecting its patents for the 40 mg/mL version. Any substantial reduction in the number of patients taking Copaxone®, whether due to new or emerging therapies, increased use of oral medicines or other competing products, including competing 20 mg/mL generic products (with one generic version introduced in the U.S. in 2015 and follow-on products in some European countries) and potential competing 40 mg/mL generic products following the court ruling invalidating four Copaxone® 40 mg/mL patents in January 2017, would likely have a material adverse effect on Teva’s financial results and cash flow.

Copaxone® 40 mg/mL is protected by five U.S. Orange Book patents that expire in 2030. All of the claims of three of those patents were declared to be unpatentable by the U.S. Patent Office in inter parties review (“IPR”) proceedings, and Teva has appealed those decisions. In addition, a petition for an IPR has been filed against a fourth Orange Book patent; a decision on whether the Patent Office will move forward with this proceeding is expected by May 2017. These four patents have also been challenged in paragraph IV litigation in the United States. A trial was held in the U.S. District Court for the District of Delaware, and in January 2017 the court held that the asserted claims of these four patents were invalid. Teva has appealed this decision; however, it is possible that certain competitors may receive FDA approval and launch before either appeal is decided. The fifth Orange Book patent, which was issued in August 2016, is being challenged in a separate paragraph IV litigation in the United States. Teva has also filed suit against multiple ANDA filers to assert a non-Orange Book process patent in various jurisdictions. Copaxone® 40 mg/mL is also protected by one European patent expiring in 2030.

In 2016, Copaxone® revenues in the United States, which include revenues from both Copaxone® 20 mg/mL and Copaxone® 40 mg/mL, were $3.5 billion in the U.S. (approximately 30% of Teva’s total 2016 U.S. revenues) and approximately $744 million in markets outside the U.S. (approximately 7% of Teva’s total 2016 non-U.S. revenues).

Teva’s multiple sclerosis franchise includes Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis). The profitability of the multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to the MS franchise. It does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. Teva’s MS franchise profitability was 81%, 76.7% and 75.1% in 2016, 2015 and 2014, respectively.

d.	Supplemental data—major customers:

The percentages of total consolidated revenues for the years ended December 31, 2016, 2015 and 2014 to one customer were 19%, 20% and 17%, respectively. The percentage of total consolidated revenues from another customer accounted for 15%, 20% and 18% for the years ended December 31, 2016, 2015 and 2014,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

respectively. Most of Teva’s revenues from these customers were in the United States. The balances due from Teva’s largest customer accounted for 36% and 30% of the gross trade accounts receivable at December 31, 2016 and 2015, respectively. Sales reserves and allowances on these balances are recorded in current liabilities.

e.	Property, plant and equipment—by geographical location were as follows:

	December 31,
	2016	2015
	(U.S. $ in millions)
Israel	$2,323	$2,159
United States	1,135	629
Croatia	542	539
Japan	427	415
Hungary	422	506
Ireland	343	313
Other	2,881	1,983

Total property, plant and equipment	$8,073	$6,544

NOTE 21—EARNINGS PER SHARE:

The net income attributable to Teva and the weighted average number of ordinary shares used in computation of basic and diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(U.S. $ in millions, except share data)
Net income attributable to ordinary shareholders	$68	$1,573	$3,055
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	—	—	*

Net income used for the computation of diluted earnings per share	$68	$1,573	$3,055

Weighted average number of shares used in the computation of basic earnings per share	955	855	853
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	3	5	3
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	3	4	2

Weighted average number of shares used in the computation of diluted earnings per share	961	864	858

*	Represents an amount less than $0.5 million.

In computing dilutive earnings per share for the years ended December 31, 2016, 2015 and 2014, no account was taken of the potential dilution of the assumed exercise of employee stock options, amounting to 4 million, 1 million and 1 million weighted average shares, respectively, since they had an anti-dilutive effect on earnings per share.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

Additionally, in computing dilutive earnings per share for the years ended December 31, 2016 and 2015, no account was taken of both the potential dilution of the mandatory convertible preferred shares amounting to 59 million weighted average shares and the accrued dividend to preferred shares amounting to $261 million, since they had an anti-dilutive effect on earnings per share.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders of

Teva Pharmaceutical Industries Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 15, 2017 appearing in the 2016 Annual Report to the Shareholders of Teva Pharmaceutical Industries Limited also included an audit of Financial Statement Schedule II—Valuation and Qualifying Accounts—listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ Kesselman & Kesselman
Tel-Aviv, Israel February 15, 2017	Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

S-1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2016

(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2016	$146	$5	$61	$(21)	$191

Year ended December 31, 2015	$149	$18	$(6)	$(15)	$146

Year ended December 31, 2014	$187	$22	$(18)	$(42)	$149

Allowance in respect of carryforward tax losses:
Year ended December 31, 2016	$760	$135	$1,137	$(342)	$1,690

Year ended December 31, 2015	$671	$249	$1	$(161)	$760

Year ended December 31, 2014	$791	$128	$—	$(248)	$671

S-2